Form 20-F
period 2002-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2003-06-30
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to     .

Commission file number: 1-13.396

TRANSPORTADORA DE GAS DEL SUR S.A.

(Exact name of Registrant as specified in its charter)

GAS TRANSPORTER OF THE SOUTH

(Translation of Registrant’s name into English)

Argentina

(Jurisdiction of incorporation or organization)

Don Bosco 3672

5th Floor

1206 Capital Federal

Argentina

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, representing Class “B” Shares	New York Stock Exchange
Class “B” Shares, par value Ps.1 each	New York Stock Exchange*

*

Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Class “A” Shares, par value Ps.1 each	405,192,594
Class “B” Shares, par value Ps.1 each	389,302,689
794,495,283

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

PRESENTATION OF FINANCIAL INFORMATION

Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) maintains its financial books and records and publishes its consolidated financial statements in Argentine pesos.  In this annual report on Form 20-F (“Annual Report”), references to “pesos” or “Ps.” are to Argentine pesos, and references to “US dollars”, “dollars” or “US$” are to United States dollars.  A “billion” is a thousand million.  References to “m3” are to cubic meters, to “Mm3” are to thousands of cubic meters, to “MMm3” are to millions of cubic meters and to “Bm3” are to billions of cubic meters.  References to “cf” are to cubic feet, to “MMcf” are to millions of cubic feet, to “Bcf” are to billions of cubic feet, to “d” are to day and to “HP” are to horsepower.

The consolidated financial statements have been audited, with respect to the years ended December 31, 2002 and 2001, by PriceWaterhouseCoopers, independent auditors, whose report is included herein. With respect to the year ended December 31, 2000 and earlier periods, the Company´s consolidated financial statements were audited by Pistrelli Díaz y Asociados, Member Firm of Arthur Andersen (“Pistrelli”), independent accountants. Pistrelli was engaged as TGS’s independent financial auditors until they were replaced by Price Waterhouse & Co. SRL, Member Firm of PriceWaterhouseCoopers (“Price”) in March 2002.  This decision to replace Pistrelli was ratified at the Company’s shareholders’ meeting on May 14, 2002.  Arthur Andersen ceased practicing before the SEC on August 31, 2002.  TGS financial statements included in this Annual Report other than its financial statements for the fiscal years ended December 31, 2002 and 2001 which were audited by Price, were audited by Pistrelli and have not been reaudited.   Price’s audit report dated June 10, 2003 and Pistrelli’s audit reports dated January 31, 2001 are included in this Annual Report.  As a result, Pistrelli is unable to deliver a currently dated written consent for the use of their report included elsewhere herein."

The consolidated financial statements as of December 31, 2002 and 2001 have been prepared on the assumption that TGS will continue as a going concern.  PricewaterhouseCoopers Buenos Aires, Argentina has issued a report stating that TGS was negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures, including the violation of the contractually-agreed terms contained in the Company’s license and the devaluation of the Argentine peso. In view of these circumstances, the Company has not been able to maintain the financial ratios required by its outstanding debt agreements and in May 2003 had announced the suspension of payments on its financial debt. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.  See “Item 3.  Key Information—Risk Factors—Risks Related to TGS Business”.

As a consequence of the defaults under the Company’s debt obligations, which are currently the subject of negotiations with the Company’s creditors and were expected to be waived pursuant to a restructuring proposal initiated on February 24, 2003, the failure of that restructuring proposal, the failure to pay principal upon maturity and interest of some debt obligations, the cessation of interest payments on the Company’s debt obligations as of May 15, 2003 and TGS’ current financial condition, the Company has reclassified its outstanding long-term debt obligations as Current Loans in its Balance Sheet as of December 31, 2002.  In addition to this reclassification of a significant portion of its long-term debt, the Company has made an accrual of default interest on its debt obligations. These obligations require a demand for payment in order for such default interest to be due and payable, which demand has not been made.   As a result, the consolidated financial statements for the year ended December 31, 2002, which are included in this Annual Report, have been restated and supersede any previously disclosed consolidated financial statements relating to such period in the form of the 6-K dated March 24, 2003.

TGS maintains its financial books and records and prepares its consolidated financial statements in Argentine pesos and in conformity with generally accepted accounting principles in Argentina (“Argentine GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.  Note 14 to its consolidated financial statements contains a description of the principal differences between Argentine GAAP and US GAAP as they relate to the Company, and a reconciliation to US GAAP of net income (loss) and total shareholders’ equity.

As a result of the current inflationary environment in Argentina, which started at the beginning of 2002 subsequent to the end of the convertibility regime and devaluation of the peso, and in accordance with the provisions set forth in Resolution 3/2002 issued by the Professional Council of Economic Sciences of the city of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the Comision Nacional de Valores, the National Securities Commission in Argentina (“CNV”), inflation accounting was resumed effective January 1, 2002, applying the restatement methodology provided by Technical Resolution No. 6, as amended by Technical Resolution No. 19, both issued by the Argentine Federation of Professional Councils of Economic Sciences (“Argentine Federation”). Consequently, TGS’s consolidated financial statements have been prepared considering the effects of inflation.  Amounts as of December 31, 2002 and for the years ended December 31, 2001 and 2000 presented in the Company’s consolidated financial statements, for comparative purposes, have been restated to constant pesos as of December 31, 2002. On March 25, 2003 the Executive Branch issued Decree N° 664, which suspended the application of inflation accounting for financial periods ending after such date.  As a consequence, and in accordance with Resolution N° 441, issued by CNV, the Company suspended the accounting for inflation effective March 1, 2003, meaning that amounts relating to periods after that date will be stated in historical pesos in future Financial Statements.  The CPCECABA has objected to the suspension of inflation accounting.

Certain amounts shown in this Annual Report are subject to rounding. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of the other figures in such table.

All exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties. When considering forward-looking statements, you should keep in mind the factors described in “Risk Factors” and other cautionary statements appearing in “Item 5.  Operating and Financial Review and Prospects.”  These “Risk Factors” and other statements describe circumstances that could cause results to differ materially from those contained in any forward-looking statement.  Forward-looking statements include but are not limited to the following:

•	Statements regarding the Company´s ability to repay its debt on a timely basis;
•

Estimates relating to future tariffs and prices for TGS´s transportation and other services, the prices the Company will receive in its natural gas liquids (“NGL”) business and estimates of future volumes associated with its NGL business;

•

Statements regarding expected future political developments in Argentina and regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and other governmental authorities that may affect the Company; and

•	Estimates of the Company´s future level of capital expenditures.

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by TGS in its forward-looking statements:

•

Risks and uncertainties relating to the potential failure of the restructuring of TGS’s financial debt, which could force the Company into filing for a concurso preventivo, a judicial reorganization procedure under the Argentine Bankruptcy Law, or into another insolvency proceeding;

•

Risks and uncertainties resulting from government regulations that affect TGS´s business and financial condition, such as the prohibition on tariff increases, the pesification of tariffs, restrictions on payments abroad and exchange controls and risks and uncertainties resulting from the prospect of additional government regulation;

•	Risks and uncertainties related to the effects of changes in the peso-dollar exchange rate and the Argentine domestic inflation rate on its revenues, expenses and reported financial results;
•

Risks and uncertainties associated with the Company´s non-regulated business, primarily related to international and local prices of NGL, and with its ability to renegotiate its agreements with customers;

•	Actions by the Company´s creditors relating to any existing or future default on its indebtedness;
•	Developments in litigation;
•	Risks associated with the collection of receivables in light of the difficult economic environment in Argentina;
•	Risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of the Company´s fixed or capital assets;
•

Risks and uncertainties associated with changes in general economic conditions, changes in laws and regulations to which TGS is subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against TGS; and

•	The factors discussed in “Risk Factors” below.

The forward-looking statements contained in this Annual Report speak only as of the date of this document, and the Company does not undertake any obligation to update any forward-looking statement or other information to reflect events or circumstances occurring after the date of this document or to reflect the occurrence of unanticipated events.

#

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from TGS’s consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000, and the consolidated financial statements as of and for the years ended December 31, 2000, 1999 and 1998, restated in constant pesos as of December 31, 2002. This information should be read in conjunction with and is qualified in its entirety by reference to the consolidated financial statements and the discussion in “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

The Company’s consolidated financial statements as of and for the years ended December 31, 2002 and 2001 have been audited by Pricewaterhouse Coopers Buenos Aires, Argentina  and as of and for the years ended December 31, 2000, 1999 and 1998 were audited by Pistrelli, which is discussed further above under Presentation of Financial Information.

The consolidated financial statements as of December 31, 2002 and 2001 have been prepared on the assumption that TGS will continue as a going concern.  PricewaterhouseCoopers Buenos Aires, Argentina has issued a report stating that TGS was negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures, including the violation of the contractually-agreed terms contained in the Company’s license and the devaluation of the Argentine peso. In view of these circumstances, the Company has not been able to maintain the financial ratios required by its outstanding debt agreements and in May 2003 had announced the suspension of payments on its financial debt. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.  See “Item 3.  Key Information—Risk Factors—Risks Related to TGS Business”.

As a consequence of the defaults under the Company’s debt obligations, which are currently the subject of negotiations with the Company’s creditors and were expected to be waived pursuant to a restructuring proposal initiated on February 24, 2003, the failure of that restructuring proposal, the failure to pay principal upon maturity and interest of some debt obligations, the cessation of interest payments on the Company’s debt obligations as of May 15, 2003 and TGS’ current financial condition, the Company has reclassified its outstanding long-term debt obligations as Current Loans in its Balance Sheet as of December 31, 2002.  In addition to this reclassification of a significant portion of its long-term debt, the Company has made an accrual of default interest on its debt obligations. These obligations require a demand for payment in order for such default interest to be due and payable, which demand has not been made.   As a result, the consolidated financial statements for the year ended December 31, 2002, which are included in this Annual Report, have been restated and supersede any previously disclosed consolidated financial statements relating to such period in the form of the 6-K dated March 24, 2003.

As a result of the current inflationary environment in Argentina, which started at the beginning of 2002 subsequent to the end of the convertibility regime and devaluation of the peso, and in accordance with the provisions set forth in Resolution 3/2002 issued by the CPCECABA and Resolution No. 415 of the CNV, accounting for inflationary effects was resumed effective January 1, 2002, applying the restatement methodology provided by Technical Resolution No. 6, as amended by Technical Resolution No. 19, both issued by the Argentine Federation.  Consequently, TGS’s consolidated Financial Statements have been prepared considering the effects of inflation.  Amounts as of December 31, 2001 and for the years ended December 31, 2001 and 2000 presented in the Company’s consolidated financial statements, for comparative purposes, have been restated to constant pesos as of December 31, 2002.  The conversion factor used to restate this information for comparative purposes was 2.1821.  On March 25, 2003 the Executive Branch issued Decree N° 664, which suspended the application of inflation accounting for financial periods ending after such date.  As a consequence and in accordance with Resolution N° 441, issued by CNV, the Company suspended the accounting for inflation effective March 1, 2003, meaning that amounts relating to periods after that date will be stated in historical pesos in future financial statements.  The CPCECABA has objected to the suspension of inflation accounting.

The financial statements are presented in pesos.  TGS prepares its financial statements in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP.  Note 14 to the consolidated financial statements provides a description of the principal differences between Argentine GAAP and US GAAP affecting the net income (loss) and shareholders’ equity and a reconciliation to US GAAP of net income (loss) and shareholders’ equity reported under Argentine GAAP.

	As of and for the year ended December 31, (In thousands of constant pesos as of December 31, 2002, unless otherwise indicated)
	2002	2001	2000(4)	1999(4)	1998(4)
	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
Income Statement Data:
Net Revenues (1)	906,580	1,181,934	1,046,642	938,894	862,062
Operating income	432,657	693,789	644,590	646,512	606,842
Net financial expense	(1,063,499)	(196,678)	(211,474)	(185,378)	(106,423)
Net (loss) income before income tax	(641,485)	371,373	428,211	463,657	502,610
Net (loss)/ income from continuing operations	(641,485)	236,622	275,519	317,984	341,459

Per Share Data (2)
Net (loss)/income per share	(0.81)	0.30	0.35	0.40	0.43
Net (loss)/income per ADS	(4.04)	1.49	1.73	2.00	2.15

Balance Sheet Data:
Net assets	4,924,140	4,477,338	4,227,904	4,254,600	4,032,569
Total assets	5,405,644	4,936,429	4,630,414	4,674,054	4,358,541
Total current liabilities	3,627,535	690,921	607,021	1,044,685	668,883
Total non-current liabilities	13,149	1,839,063	1,647,957	1,321,877	1,353,417
Capital stock	794,495	794,495	794,495	794,495	794,495
Shareholders’ equity	1,764,960	2,406,445	2,375,436	2,307,492	2,336,241

Other Data:
Capital expenditures	104,609	419,926	133,405	320,974	400,374
Depreciation and amortization	227,472	191,921	172,584	119,871	84,216

93

US GAAP Information
Net (loss) income .		(353,288)	(1,080,420)	280,435	317,181	308,943
Shareholders’ equity		500,673	851,073	2,148,957	2,076,096	2,105,648,
Earnings / (loss) per share (2)		(0.44)	(1.36)	0.35	0.40	0.39
Earnings / (loss) per ADS (2)		(2.22)	(6.80)	1.76	2.00	1.94
1)	2)

(1) Represents gross revenues less gross receipts tax. Includes Ps. 512,911; Ps. 921,695; Ps. 838,123; Ps. 771,237 and Ps. 755,574 of gas transportation net revenues and Ps. 393,669; Ps. 260,239; Ps. 208,519; Ps. 167,657 and Ps. 106,489 of NGL production and commercialization and other services net revenues for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Earnings and cash dividends per common share under Argentine GAAP and US GAAP have been calculated for every year based on the 794,495,283 common shares outstanding at December 31 of each year. Each ADS represents five shares.

(3) Restated from the date of the Shareholders’ meeting or Board of  Directors´ meeting that declared such dividends.

(4) Such amounts reflect certain reclassifications for comparative purposes with the year ended December 31, 2001, resulting from ENARGAS rules. See Note3.h to the consolidated financial statements as of December 31, 2002, included elsewhere herein.

Dividends. A summary of the dividends paid during the five most recent years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)

1998	346.7	0.436	158.9	0.200	1.000
1999	346.7	0.436	158.9	0.200	1.000
2000	207.5	0.261	95.1	0.120	0.599
2001	205.6	0.259	94.2	0.119	0.593
2002	0.000	0.000	0.000	0.000	0.000

(1) Stated in constant Argentine pesos as of Dec. 31, 2002

(2) Stated in US dollars as of the payment date.

Dividends may be lawfully declared and paid only out of the Company’s retained earnings reflected in its annual financial statements and approved by a shareholders’ meeting as described below.  The Board of Directors of the Company may declare interim dividends, in which case the members of the Board of Directors and of the Statutory Audit Committee are jointly and severally liable for such distribution, if such declaration is not in accordance with the Business Associations Law and the Company’s by-laws.

The Company’s Board of Directors regularly submits the financial statements of the Company for the preceding fiscal year, together with reports thereon by the Statutory Audit Committee, to the annual ordinary shareholders’ meeting for approval.  This ordinary shareholders´ meeting must be held to approve the financial statements and determine the allocation of the Company’s net income for such year. Under the Business Associations Law in Argentina, the shareholders are required to allocate not less than five percent of net income to a legal reserve until the amount of such reserve equals 20% of the Company’s capital stock plus adjustment to capital stock.  If the legal reserve is subsequently impaired, dividends may not be paid until the legal reserve has been restored to its former level.  The legal reserve is not available for distribution.  Under the Company’s by-laws, after the allocation to the legal reserve has been made, an amount will be segregated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net earnings for the fiscal year will be segregated to pay the participation in earnings of employee profit-sharing certificates.  The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined by the shareholders’ meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see “Item 10.  Additional Information - Taxation – Argentine Taxes.”

EXCHANGE RATES

Fluctuations in the exchange rate between pesos and dollars would affect the dollar equivalent of the peso price of the Company’s Class “B” Shares on the Buenos Aires Stock Exchange (“BASE”) and, as a result, would likely affect the market price of the Company’s American Depositary Shares (“ADSs”).  In addition, such fluctuations will affect the dollar equivalent of peso amounts reported in this Annual Report.  Currency fluctuations would also affect the dollar amounts received by holders of ADRs on conversion by the Depositary of cash dividends paid in pesos on the underlying Class “B” Shares.

Beginning in April 1991, under the Convertibility Law, the Central Bank was required to buy or sell US dollars to any person at a rate of one peso per US dollar.  On January 11, 2002, the Central Bank ended a banking holiday that it had imposed on December 21, 2001. Subsequently, the Argentine government allowed the exchange rate to float freely for the first time since April 1991. Heightened demand for scarce US dollars caused the peso to trade well above the one-to-one parity under the Convertibility Law. As a result, the Central Bank intervened on several occasions by selling US dollars in order to lower the exchange rate. The Central Bank’s ability to support the peso by selling US dollars depends, however, on its limited US dollar reserves; the value of the peso has continued to fluctuate significantly. In response to high demand for US dollars in Argentina and the scarcity of US dollars to meet that demand, the Argentine government has imposed several temporary freezes, or holidays, and has imposed other restrictions on exchange transactions since the abrogation of the Convertibility Law. For additional information regarding factors affecting the value of the peso, see “Risks Relating to Argentina” below.

On February 8, 2002, Executive Order No. 260 (Exchange regime) was issued, providing that beginning February 11, 2002 a single free exchange market would channel all foreign currency exchange transactions, to be made at the rates agreed between the parties, pursuant to Central Bank requirements.

On March 25, 2002, the Central Bank placed further restrictions on the transfer of funds abroad by requiring the approval of the Central Bank for payments outside Argentina of both principal and interest payments on financial debt. The Central Bank began to ease these restrictions in December 2002. Effective January 2, 2003, the approval by the Central Bank is no longer required for interest payments made outside Argentina. In addition, principal payments made outside Argentina are now permitted without Central Bank approval under certain circumstances, although TGS is unable to avail itself of this exemption. In order to stop the significant peso appreciation, on May 7, 2003, the Central bank continued to loosen almost all the remaining restrictions.

The following table sets forth, for the periods indicated, high, low, average and period-end exchange rates between the peso and the US dollar, as reported by Banco de la Nación Argentina. The Federal Reserve Bank of New York does not publish a noon buying rate for the peso. The average rate is calculated by using the average of Banco de la Nación Argentina reported exchange rates on each day during a monthly period and on the last day of each month during an annual period.

	Pesos per US dollar(1)
	High	Low	Average	Period end
2003
June (through 27)	2.8500	2.7700	2.8101	2.8170
May	2.9400	2.7620	2.8385	2.8500
April	2.9600	2.8200	2.8915	2.8200
March	3.2100	2.8800	3.0715	2.9800
February	3.2100	3.1100	3.1640	3.1900
January	3.3500	3.1000	3.2614	3.2100

2002
December	3.5800	3.3700	3.4900	3.3700
November	3.6400	3.4800	3.5385	3.6400
October	3.7500	3.5200	3.6559	3.5200
September	3.7500	3.6200	3.6543	3.7400
August	3.6500	3.5900	3.6262	3.6300
July	3.7900	3.5500	3.6209	3.7000
June	3.9000	3.5000	3.6500	3.8000
May	3.6000	3.1000	3.3564	3.6000
April	3.1500	2.6800	2.8894	2.9800
March	3.1500	2.0500	2.4325	3.0000
February	2.1500	1.7000	2.0033	2.1500
January(2)	2.0700	1.6000	1.9080	2.0500

Year ended December 31,
2002(2)	3.9000	1.6000	3.2650	3.3700
2001(2)	1.0000	1.0000	1.0000	1.0000
2000	1.0000	1.0000	1.0000	1.0000
1999	1.0000	1.0000	1.0000	1.0000
1998	1.0000	1.0000	1.0000	1.0000

(1)	As reported by Banco de la Nación Argentina.
(2)	The Argentine Central Bank imposed a banking holiday from December 21, 2001 to January 11, 2002, during which time there was no official exchange rate between the peso and US dollar.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Argentina

Argentina continues to suffer from the effects of the severe economic crisis that began in 2001.  TGS’s business may be materially and adversely affected by economic, political and regulatory developments in Argentina.  Therefore holders of TGS shares and ADSs currently are exposed to country-specific risks relating to developments in Argentina.

The cumulative economic, social and political deterioration caused by last year’s events remains largely unimproved.

The economic and political landscape in Argentina changed radically in December 2001. As a result of increasing concern about the efficacy of president de la Rua’s economic plan, depositors at local financial institutions began withdrawing their deposits, putting the stability of the entire Argentine financial system at risk. In an attempt to prevent a collapse of the banking system, the Minister of Economy at that time, Domingo Cavallo, implemented broad restrictions on bank withdrawals and restrictions on currency transfers abroad known as the “corralito”. On December 19, 2001, nationwide looting and protesting erupted, leading to the resignation of president de la Rúa’s entire cabinet, including Mr. Cavallo. President de la Rúa declared a state of emergency and resigned in the midst of an escalating crisis on December 21, 2001. On that same day, the Central Bank declared a bank holiday, which was not lifted until January 11, 2002.

After the succession of three interim presidents, Senator Eduardo Duhalde, a member of the opposition Peronist party, was elected by the Legislative Assembly on January 1, 2002 to serve the remaining two years of former president de la Rúa’s term. The National Congress and the Duhalde administration quickly adopted a series of measures affecting Argentina’s monetary and fiscal policies. On January 7, 2002, the National Congress approved the Public Emergency Law, ending nearly ten years of US dollar-peso parity under the Convertibility Law and eliminating the requirement that the peso be fully backed by gold and foreign reserves. The Public Emergency Law also, among other things, pesified all US dollar-denominated tariffs in public service contracts and granted the Executive Branch, among others, the power to issue regulations related to the foreign exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange markets.

In the months following the adoption of the Public Emergency Law and other emergency measures, the country continued to deteriorate economically, politically and socially. During the first half of 2002, the events described above caused an abrupt rise in the nominal exchange rate, reaching a high of Ps.3.90=US$1.00 in June 2002. Inflation continued to increase, in part due to the devaluation of the peso. Prices continued to rise, with cumulative CPI rising by 42.8% from December 2001 through January 2003 and cumulative WPI rising by 119.09% over the same period. The Duhalde administration responded to the worsening crisis with a number of new measures, and amendments to existing measures, including:

•

On January 23, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency in excess of the amount of gold and foreign reserves it holds. It also enabled the Central Bank to make short term advances to the Argentine government for amounts not to exceed 10% of the federal government’s cash revenues during the prior 12 months and enabled the Central Bank to act as a lender of last resort and to provide financial assistance to financial institutions experiencing economic difficulties.

•

On February 1, 2002, the Argentine Supreme Court declared certain measures pursuant to the corralito unconstitutional. On February 3, 2002, the Duhalde administration implemented new measures under Emergency Decree 214, which suspended for 180 days all causes of actions relating to the corralito and amended the Public Emergency Law. Emergency Decree 214 converted virtually all foreign currency-denominated deposits to pesos at a rate of Ps. 1.40=US$1.00. The decree also amended the corralito to allow withdrawals of salaries and pensions and established the compulsory restructuring of all time deposits denominated in pesos and of all peso-denominated deposits resulting from such compulsory conversion. In addition, Emergency Decree 214, among other things, mandatorily converted all foreign currency-denominated debts with Argentine financial institutions into peso-denominated debts at a rate of Ps. 1.00=US$1.00.

•

On February 3, 2002, the Duhalde administration eliminated the dual exchange rate allowing the rate to be set freely by the exchange market, with occasional intervention by the Central Bank. On the same day, another bank holiday was imposed, which ended on February 8, 2002, and a foreign exchange market holiday was imposed, which ended on February 11, 2002.

•

On February 14, 2002, Law No. 25,563 was passed amending the provisions of the ABL. Under this new law, certain bankruptcies and foreclosures were stayed for a period of 180 days from the law’s effective date. In addition, financial institutions were required to renegotiate each of their outstanding loans with their debtors within a period of 90 days from the effective date of the law. Renegotiations were supposed to take into account the economic conditions in Argentina and the cash flow of the debtor. In addition, the “cram down” proceeding, which enabled creditors and third parties to propose reorganization plans to gain control of bankrupt businesses, was abolished.

•

On March 1, 2002, the Argentine government issued Decree No. 410, which, among other things, provided for certain exceptions to pesification and, therefore, that payment obligations denominated in foreign currencies and governed by foreign law, were exempt from “pesification”.

•

On March 13, 2002, the Argentine government issued Decree No. 494 pursuant to which the Argentine government offered to voluntarily exchange time deposits for both US dollar and peso-denominated bonds, depending on the original deposit currency. US dollar-denominated bonds were offered at a floating rate of LIBOR+1%, maturing in 2012, while peso-denominated bonds were offered at a fixed rate of 3%, maturing in 2007. In addition, the decree proposed to compensate financial institutions for the “pesification” of their assets, and provided for the issuance of US dollar-denominated and peso-denominated bonds under the same conditions described above. The amount of compensation to each financial institution was to be determined by the Central Bank pursuant to the formula set forth in the decree.

•

On April 25, 2002, the National Congress enacted Law No. 25,587 in order to prevent bank depositors, subject to certain exceptions, from withdrawing money from frozen accounts through judicial actions until all appeals were exhausted in each individual case.

•

On May 2, 2002, Decree 704/2002 was issued, which established that the foreign currency obligations of non-Argentine residents, payable with funds located outside Argentina, owed to individuals or companies residing or located in Argentina would not be pesified, even if such obligations were subject to Argentine law.

•

On May 6, 2002, law No. 25,570 ratified an agreement that had been reached by several provincial governors and the Argentine government that implemented substantial changes to Argentina’s tax coparticipation program. The agreement also set forth terms to reduce the fiscal deficit of Argentina’s provinces. The existence and compliance with this agreement has been considered an indispensable condition to the IMF’s granting of financial aid.

•

On May 15, 2002, the National Congress enacted Law No. 25,589 amending the APE procedures, also amended the Association Business Law (“ABL”)and the law enacted in February 2002. The amendment had been requested by the IMF as a condition to continued financial assistance. This amendment repealed, in part, the 180 day stay for bankruptcies and foreclosures and repealed most of the amendments introduced into the ABL by Law 25,563. This amendment also re-instituted the previously abolished “cram down” procedure and amended the rules of the Acuerdo Preventivo Extrajudicial (“APE”) procedure.

•

On June 1, 2002, the Argentine government issued Decree No. 905, which provided the owners of rescheduled foreign currency and peso-denominated bank deposits the option to exchange such deposits for compensatory bonds issued by the Argentine government due 2012, in an attempt to resolve the problems arising with respect to the corralito.

•

On September 6, 2002, the Central Bank issued Communication A 3722, which requires individuals and legal entities to procure the Central Bank’s prior approval for transactions regarding the acquisition of foreign currency for the following purposes: individuals’ foreign portfolio investments, other foreign investments of residents, legal entities’ foreign investments and purchases of foreign currency to be kept in custody within Argentina. However, the Central Bank’s authorization is not necessary for monthly purchases of foreign currency if the exchange transactions do not exceed in the aggregate, per individual/per month, the equivalent of US$100,000. The entity carrying out the exchange transaction must be provided with the individual’s sworn statement of compliance with the limits set forth in the decree.

•

On November 25, 2002, Resolution 668/2002 of the Ministry of Economy was published in the Official Gazette. The resolution stated that as of the first week of December 2002 the restrictions on the withdrawal of deposits from accounts, the corralito, would be eliminated.

•	Since the beginning of February 2003, many banks have started to return to holders, prior to maturity, certain time deposits that have been rescheduled by the Argentine government (the “corralón”).
•	On December 26, 2002, the Central Bank issued Communication A 3845, which increased the US$100,000 per individual/per month limit established by Communication A 3722 to US$150,000 per month.
•	Since the beginning of February 2003, many banks have started to return to holders, prior to maturity, certain time deposits that have been rescheduled by the Argentine government (the “corralón”).
•

On March 5, 2003, the CSJN declared Section 2 of Decree 214/02, which implemented the Pesification Rule, unconstitutional, ruling in favor of the Province of San Luis, which had brought the suit against Banco de la Nación, the Central Bank and the Argentine government.  One of the main grounds for the CSJN judgment was the determination that the Pesification Rule constituted an invalid exercise of a delegated power.  The CSJN also stated that the Pesification Rule altered the essence of the depositor’s property rights, thus exceeding the limits imposed by CSJN precedents regarding the restrictions under emergency legislation.  It is expected that the decision will be respected and followed in all future cases brought by depositors.  However, depositors who accepted voluntarily and without express reservation the alternatives offered by the different rules issued by the Argentine government after the pesification of deposits have lost their rights to file further claims.  This judgment applies only to bank deposits and not to other legal transactions compulsorily converted into pesos.

•

On March 13, 2003, the Central Bank issued Communication A 3894, which increased the amount of purchases of foreign currency allowed on a monthly basis without the authorization of the Central Bank from US$150,000 per individual/per month to US$200,000 per individual/per month.

•

On March 25, 2003, the Executive Branch issued Decree 664/2003, which suspends inflation accounting, superseding Decree 1,269/2002, which reintroduced inflation accounting in Argentina effective January 1, 2002.  After Decree 664/2003 was implemented, the CNV issued Resolution No. 441, which suspended the recognition of the effect of inflation, which became effective on March 1, 2003 for all public companies. However, the CPCECABA has expressly opposed the discontinuation of the inflation accounting procedures.  Consequently, in the event that a new inflationary process is resumed in Argentina, the Company will not be able to consider the effects of inflation on the Company’s financial statements, which will be a departure from Argentine GAAP, as approved by the CPCECABA.

•

On March 28, 2003, the Executive Branch issued Decree 739/2003 which partially lifted the restrictions on the withdrawal of rescheduled foreign currency deposits, allowing depositors to withdraw, between April 8 and April 23, 2003, up to approximately US$42,000 in a combination of Pesos at a fixed exchange rate of  Ps.1.40 = US$1.00 and government Bonds due 2013, and greater amounts subject to a fixed term deposit of 90 or 120 days, depending on the sum to be withdrawn.  Most of the rescheduled depositors did not accept this option and have opted not to withdraw their rescheduled dollar deposits.

Despite these numerous measures, the absence of legal protections and of a sustainable economic and fiscal plan, coupled with a general distrust of the Argentine government and Argentine financial institutions, has impaired Argentina’s recovery.  Although the country is not now suffering from the rapid economic, social and political deterioration it experienced during 2002, the cumulative effect of the deterioration caused by last year’s events remains largely unremedied.  It is uncertain whether the new administration of President Nestor Kirchner will be more successful in dealing with these issues than was the Duhalde administration.

Negative economic, political and regulatory developments in Argentina have materially adversely affected, and may continue to materially adversely affect, the Company´s financial condition, revenues and operations.

Substantially all of TGS´s operations and assets are located in Argentina. In addition, the majority of its revenues are earned in Argentina and are peso-denominated. As a result, the devaluation of the peso, the pesification of all US dollar-denominated tariffs in gas transportation contracts, the prohibition on tariff adjustments, the adverse economic circumstances facing its customers and other developments relating to the Argentine economic crisis have negatively affected TGS´s business. The Company has been and will continue to be materially adversely affected by these negative economic, political and regulatory developments.

Argentina and Argentine companies may not have access to financing in the international and domestics markets. This lack of access to financing may prolong the economic crisis, make economic recovery more difficult and adversely affect investor confidence in Argentina.

As a result of the Argentine economic crisis, there has been a significant shortage of capital and available credit for both individuals and companies. As a result of defaults on loans and other financial obligations in Argentina by the government and private entities, and massive withdrawals of cash from accounts in Argentine financial institutions and from the Argentine financial market generally, there is very little available credit within Argentina. This run on deposits has had and continues to have a material adverse effect on the Argentine financial system as a whole. For the most part, Argentine banks have suspended the disbursement of new loans and focused on collection activities in order to be able to pay their depositors. Non-Argentine financial markets and institutions have been unwilling to extend additional capital and credit to already defaulting institutions and companies in Argentina. Until the economic situation improves and the financial markets stabilize, there may be very little capital and available credit for Argentine companies to draw upon to help speed recovery.

The economic crisis, and its political repercussions have adversely affected investor confidence in Argentina. These events coincided with a significant downturn in global investor sentiment generally, marked by significant declines in international equity markets, pronounced investor risk aversion and a decrease in investor confidence in emerging markets. In addition, the principal international rating agencies have repeatedly downgraded the rating of Argentina’s sovereign debt, which currently reflects a default status. Consequently, Argentina is not expected to have significant access to the international credit markets on economically feasible terms, if at all, for the foreseeable future.

Continued political instability has hampered commercial and financial activities in Argentina and increases the level of uncertainty as to Argentina’s future.

Nestor Kirchner was declared president of Argentina after his challenger, former President Carlos Menem, abruptly withdrew from a run-off election between the two. At this time the degree  of internal and external support for the new Argentine government remains unclear, due in part to the fact that President Kirchner was not given an opportunity to obtain what likely would have been an overwhelming electoral mandate. The rapid and radical nature of the recent changes in the Argentine social, political, economic and legal environment, and the absence of a clear political consensus in favor of the new Argentine government or any particular set of economic policies, have created an atmosphere of great uncertainty. As a result, virtually all commercial and financial activities have been hampered, further aggravating the economic recession which precipitated the current crisis and loss of investor confidence has continued to weaken.

The recent devaluation and potential future devaluation of the peso create greater uncertainty as to Argentina’s economic future.

The Public Emergency Law ended more than a decade of uninterrupted US dollar-peso parity under the Convertibility Law and eliminated the requirement that the Central Bank back the peso with reserves in gold and foreign currency at least equal to Argentina’s outstanding peso monetary base. See “Exchange Rates” above.

As an initial response to the Argentine crisis, the Argentine government established a dual exchange rate whereby export and certain import transactions would be governed by a fixed exchange rate of Ps. 1.40=US$1.00, while other transactions would be governed by a floating rate. On January 11, 2002, the Central Bank ended a banking holiday that it had imposed on December 21, 2001, and thereafter the fixed exchange rate was eliminated and the Argentine government established that all foreign exchange transactions would be set by a free-floating rate. Heightened demand for scarce US dollars caused the peso to trade well above the one-to-one parity that existed under the Convertibility Law. As a result, the Central Bank intervened on several occasions by selling US dollars in order to lower the peso-dollar exchange rate. The Central Bank’s ability to support the peso by selling US dollars depends, however, on its limited US dollar reserves. The value of the peso has continued to fluctuate significantly. In response to high demand for US dollars in Argentina and the scarcity of US dollars to meet that demand, the Argentine government has imposed several temporary freezes (or “holidays”) on exchange transactions since the abrogation of the Convertibility Law.

During the first half of 2002, the severe crisis of the Argentine financial system, capital flight and the deferral of public debt payment caused an abrupt rise in the nominal exchange rate between the US dollar and the peso. At the same time, the amount of US dollar reserves held by the Central Bank continued decreasing, reaching its lowest level of approximately US$9 billion in July 2002, compared to an average of US$24.1 billion during the three-year period from 1998 through 2000, resulting in an official exchange rate of Ps.$3.65=US$1.00. At that time, the Argentine government adopted another set of measures designed to slow the decline in US dollar reserves. As a result, the export sector was required to settle on a daily basis its non-Argentine currencies through the Central Bank, restrictions on the external money transfers were increased, currency purchases by companies were limited to up to US$100,000 (subsequently increased to US$200,000) on a monthly basis, and the requirements associated with buying currencies from banks and exchange agents were tightened. The Central Bank gradually started accumulating US dollar reserves, which reached approximately US$11.6 billion on June 19, 2003.

The devaluation of the peso and the uncertainty surrounding its future value relative to the US dollar and other currencies places the Argentine economy at risk for further deterioration, which, in turn, may have a significant impact on the Company´s business, results of operations and financial condition.

There is a risk that the Argentine financial system will collapse.

Although deposits in the Argentine banking system have been declining for a number of years, in the last quarter of 2001 a significant amount of deposits were withdrawn from Argentine financial institutions as a result of increasing political instability and economic uncertainty. This run on deposits has had and continues to have a material adverse effect on the Argentine financial system as a whole. For the most part, Argentine banks suspended the disbursement of new loans and focused on collection activities in order to be able to pay their depositors. The general unavailability of external or local credit created a liquidity crisis that triggered numerous payment defaults, which in turn have undermined the ability of many Argentine banks to pay their depositors.

For much of 2002, the Argentine government restricted the amount of cash that depositors could withdraw from financial institutions; the restrictions are commonly referred to collectively as the “corralito”. In addition, on February 3, 2002, pursuant to an emergency decree, the Argentine government announced the mandatory conversion of virtually all non-Argentine currency-denominated deposits into peso-denominated deposits (“pesification”) and set the exchange rate for this conversion at Ps. 1.40=US$1.00. On December 2, 2002, the government began relaxing the corralito, lifting restrictions on withdrawals from deposit and savings accounts.

On March 5, 2003, the Argentine Supreme Court (“CSJN”) declared unconstitutional Section 2 of Decree 214/02, which required pesification.  This ruling will help depositors that otherwise did not waive their right to challenge the Pesification Rule to reconvert their deposits back into US dollars.

While the corralito and the mandatory conversion of US dollar deposits into pesos shielded banks from a further massive withdrawal of deposits, at least initially, they have led to a severe curtailment of commercial and financial activities in Argentina, diminished spending and increased social unrest. This has resulted in widespread public repudiation of and protests directed against financial institutions, which has had a material adverse effect on the Argentine financial system.

In order to compensate the banks for the negative effect caused by the devaluation of the peso and pesification of dollars, the government issued compensation bonds. These bonds constitute almost 50% of banks’ assets based on their face value, but significantly less based on their market value. It is unclear, however, how the international market will value these bonds or whether the Argentine government will remain current in the payments required thereunder.

The Argentine financial system continues to be extremely fragile. The system’s failure would have a material adverse effect on the Company´s prospects for economic recovery and stability. Even short of failure, the crisis in Argentina and its financial sector has adversely affected and will likely continue to adversely affect TGS´s ability to borrow funds (including the establishment of lines of credit), requiring the Company  to continue to rely on internally generated funds to sustain its operations. TGS would be materially and adversely affected if the troubled Argentine financial system were to collapse.

Substantial inflation has occurred following the repeal of the Convertibility Law and in the future it may worsen.

Argentina experienced significant inflation from December 2001 through May 31, 2003, with cumulative changes in the CPI of 44.01% and in the WPI of 112.7%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of tariff adjustments and the large drop in demand resulting from the severe recession.

Argentina’s history of hyperinflation prior to the adoption in 1991 of the Convertibility Law raises serious doubts as to the ability of the Argentine government to maintain a strict monetary and fiscal policy to control inflation. In the past, inflation materially undermined the Argentine economy and the ability of the Argentine government to create conditions that permitted growth for companies operating in Argentina. The unpredictability of Argentina’s inflation rate makes it impossible for the Company to foresee how its business and results of operations may be affected in the future by inflation. Continued inflation in Argentina without significant increase in the Company´s tariffs would have a material adverse effect on its business, results of operations and financial condition.

The economic crisis and government regulation have affected the ability of the holders of TGS’s shares and ADSs to receive payments of dividends or other amounts.  The market price of TGS shares and ADSs have been and may continue to be adversely affected.

Several of the steps taken by the Argentine government since the inception of the crisis have adversely effected the ability of TGS to make payments of dividends or other amounts to holders of TGS shares and ADSs. Pursuant to recent decrees and implementing regulations of the Central Bank, Argentine individuals and companies, including TGS, are subject to approval by the Central Bank for the making of certain transfers of funds abroad.  For example, transfers by TGS of US dollars destined to the payment of dividends outside of Argentina are currently subject to the prior approval of the Central Bank.

The Company’s ability to distribute dividends also will depend on the effect of the devaluation of the peso on TGS’s retained earnings accounts and also on the availability of funds after a restructuring of its debts, if any, and the payment of capital expenditures.  The effect of the devaluation of the peso on the Company’s shareholders’ equity, after considering the currency exchange loss booked under Argentine GAAP as part of the cost of the Company’s fixed assets at the end of its fiscal year, could significantly reduce unappropriated retained earnings and the reserve for future dividends out of which dividends are distributed.  In addition, as long as the Company is in default under the provisions of its debt agreements, it is prohibited under those agreements from paying a dividend.  The inability to pay dividends has adversely affected, and may continue to affect, the US dollar value of an investor’s return on an investment in TGS’s shares and ADSs, including dividend income measured in US dollars, and TGS’s ability to undertake investments and other activities that require payments in US dollars.

The Argentine economy may be further affected by deterioration in the economies of other emerging markets.

The economic and market conditions of other emerging countries may have an impact on the financial and securities markets. While the economic situation differs by country, investors’ reactions to events in an emerging country may have a significant impact on the securities markets of other countries, including Argentina. The crisis which occurred in certain Asian countries in mid-1997, the debt moratorium in Russia in 1998, and the Real devaluation at the beginning of 1999 had a negative impact on the securities markets worldwide, particularly in emerging countries. No assurance can be given that the Argentine financial and securities markets will not be further harmed by the developments taking place in other parts of the world, particularly in emerging markets.

Because the Argentine standards for corporate disclosure and accounting differ from those of the United States, information on the Company may not be as detailed or comprehensive as that of non-Argentine issuers, including  that of US Companies.

The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”).  However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of  US issuers.  Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries.  In addition, regulations governing the Argentine securities market are not as extensive as those in effect in the United States and some other major world markets.  The Company prepares its financial statements in accordance with Argentine GAAP, which differs in certain respects from US GAAP.  See Note 14 to the consolidated financial statements for a description of the material differences between Argentine GAAP and US GAAP as they relate to the Company and for an estimate of the impact of those differences on net (loss) income and total shareholder’s equity of the Company.

Future Argentine policies will likely significantly affect Argentina’s economy and, as a result, TGS’s business, financial condition and results of operations.

Since December 2001 the Argentine government has promulgated numerous, far-reaching and sometimes inconsistent laws and regulations affecting the economy.  A number of these steps have had or likely will have an adverse effect on TGS’s business, financial condition and results of operations.  For example, the Argentine government has prohibited the adjustment of gas transportation tariffs to reflect changes in the US producer price index, as TGS was permitted to do under the prior regulatory regime.  In addition, the government has required the conversion of gas transportation tariffs, which previously were dollar-denominated, into pesos.  Because certain of TGS’s costs, most notably interest costs are dollar-denominated, the substantial devaluation of the peso has materially and adversely affected TGS’s ability to make the payments of principal and interest due at maturity .

TGS cannot assure that laws and regulations currently governing the economy will not continue to change in the future, particularly in light of the continuing economic crisis, or that any changes will not adversely affect TGS’s business, financial condition or results of operations.  Due to the current social and political crisis, investing in companies with Argentine operations entails risks of loss resulting from:

(i)

civil unrest, rioting, looting, nation-wide protests, road blockades, widespread social unrest and strikes;

(ii)

expropriation, nationalization and forced renegotiation or modification of existing contracts;

(iii)

restrictions on repatriation of investments and transfer of funds abroad;

(iv)

taxation policies, including royalty and tax increases and retroactive tax claims; and

(v)

changes in laws and policies of Argentina affecting foreign trade, taxation and investment.

Risks Related to TGS

The effects of the current macroeconomic crisis in Argentina and of recent changes in regulations on TGS have given rise to conditions that raise substantial doubt as to the Company’s ability to continue as a going concern.

The consolidate financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001, have been prepared on the assumption that TGS will continue as a going concern.  The Company’s independent auditors, PricewaterhouseCoopers Buenos Aires, Argentina have issued a report stating that TGS was negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures, including the violation of the terms contained in the License and the devaluation of the Argentine peso. In view of these circumstances, the Company has not been able to maintain the financial ratios required by its outstanding debt agreements and in May 2003 had announced the suspension of payments on its financial debt. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.  See “Item 3.  Key Information—Risk Factors—Risks Related to TGS Business”.

The recent devaluation of the peso relative to the US dollar and the economic conditions currently prevailing in Argentina have had, and may continue to have, a material adverse effect on TGS´s results of operations and financial condition.

TGS realizes substantially all of its revenues in pesos and, as a result, the devaluation of the peso relative to the US dollar, has had a material adverse effect on its results of operations. Specifically, because a significant amount of  the Company´s indebtedness is US dollar-denominated, the devaluation of the peso has prevented the Company from meeting its debt obligations as they become due. Any further devaluation of the peso will correspondingly increase the amount of revenues, in pesos, the Company will need to generate in order to meet its obligations, thereby further adversely affecting its liquidity and financial condition.

The recession that is currently prevailing in Argentina could adversely affect TGS´s ability to collect account receivables due from non-governmental entities. In 2002, TGS received approximately 43% of its revenues from service contracts that are not otherwise subject to government regulation, which represents an increase from previous years due to the elimination of tariff adjustments. The Company expects that, in the future, revenues from its non-regulated business will continue to represent a similar percentage of its revenues. Because TGS anticipates relying primarily on its revenues from such operations to generate cash in the future, a reduction in cash flow would adversely affect its liquidity and its ability to service its debt. The Company may experience significant difficulty in this regard if the economic situation in Argentina continues to deteriorate and the peso suffers further devaluation.

A significant amount of the Company’s indebtedness currently is due and payable or capable of being declared currently due and payable and, as a result, the Company’s creditors could force it into bankruptcy or similar proceedings.

Due to the rapid deterioration of TGS´s financial condition resulting from the Argentine crisis and related events, the Company has failed to make principal payments at maturity on its indebtedness totaling $486.6 million, meaning that such amount currently is due and payable to the Company’s creditors.  The Company currently does not have the funds to pay such amounts.  In addition, the Company has failed to make, or has declared its intention to halt, payments of interest, including default interest in certain cases, on all of its outstanding indebtedness.  Also, several events of default exist under the agreements relating to the Company’s other indebtedness. The existence of these events of default permits the Company’s creditors to declare that indebtedness to be immediately due and payable. In each case, TGS´s creditors could file an involuntary bankruptcy petition forcing the Company to file for voluntary reorganization (“concurso preventivo”) or other bankruptcy procedures which could ultimately result in the revocation of the License and the Company’s liquidation.    In addition it came to the Company’s attention a request from the BASE that in one Argentine newspaper has published an article claiming that one of the Company’s creditors has filed an involuntary bankruptcy petition in an Argentine court against TGS (though as o the date of this Annual Report, the Company has not confirmed such news nor received any official notice to such filling).

The Company  may be forced into bankruptcy, or similar proceedings if it cannot restructure its indebtedness.

Due to its critical financial condition, it is important that TGS is able to obtain a substantial restructuring of all its indebtedness by modifying the maturities, interest rates, payment schedules and other significant terms and conditions of such indebtedness. The Company has previously attempted a restructuring by means of an out-of-court reorganization agreement Acuerdo Preventivo Extrajudicial (“APE”), in accordance with the provisions of Argentine Bankruptcy Law 24.522 (as amended by Argentine Bankruptcy Law 25.589, the “ABL”). Under the APE procedure, the consent to a new restructuring plan by holders of at least two thirds (66 2/3%) of the aggregate principal amount of unsecured creditors is required in order to obtain court approval and to impose the plan on non-consenting creditors that were a part of the restructuring.  In this regard, TGS’s initial restructuring proposal failed .  TGS currently is negotiating a restructuring plan with its creditors and is likely, if possible, to invoke the APE procedure in any subsequent attempts at a restructuring. TGS’s ability to restructure its debt is uncertain due to a number of factors, including creditor action or inaction, prevailing economic and market conditions and uncertainties in Argentine and US law.  Unless the Company is successful in restructuring its debt, TGS´s creditors could file an involuntary bankruptcy petition forcing the Company to file for voluntary reorganization (“concurso preventivo”) or other bankruptcy procedures, which ultimately could result in the Company´s liquidation.    In addition it came to the Company’s attention a request from the BASE that in one Argentine newspaper has published an article claiming that one of the Company’s creditors has filed an involuntary bankruptcy petition in an Argentine court against TGS (though as o the date of this Annual Report, the Company has not confirmed such news nor received any official notice to such filling).

TGS’s financial statements may not properly reflect its actual financial condition.

On June 10, 2003, the Company’s independent auditors issued a report with an explanatory paragraph indicating the existence of substantial doubt about the Company’s ability to continue as a going concern as a result of its financial condition.  This qualification about the Company’s ability to remain a going concern results primarily from the fact that a substantial portion of its indebtedness is currently due and payable or capable of being declared immediately due and payable.  In particular, the Company has been and continues to be in payment default under a number of its debt obligations, and in violation of financial and other covenants in most of its debt obligations.  TGS cannot assure that it will be able to continue as a going concern.  Moreover, TGS’s consolidated financial statements do not include any adjustments to reflect the possible negative effect that the current uncertainties discussed in this section may have on the Company.

Moreover, as a consequence of the defaults under the Company’s debt obligations, which are currently the subject of negotiations with the Company’s creditors and were expected to be waived pursuant to a restructuring proposal initiated on February 24, 2003, the failure of that restructuring proposal, the failure to pay principal upon maturity and interest of some debt obligations, the cessation of interest payments on the Company’s debt obligations as of May 15, 2003 and TGS’ current financial condition, the Company has reclassified its outstanding long-term debt obligations as Current Loans in its Balance Sheet as of December 31, 2002.  In addition to this reclassification of a significant portion of its long-term debt, the Company has made an accrual of default interest on its debt obligations. These obligations require a demand for payment in order for such default interest to be due and payable, which demand has not been made.   As a result, the consolidated financial statements for the year ended December 31, 2002, which are included in this Annual Report, have been restated and supersede any previously disclosed consolidated financial statements relating to such period in the form of the 6-K dated March 24, 2003.. Given the rapidly-changing economic, social and political environment in Argentina, the Company cannot give any assurance that it will not be required to restate its financials again in the future.

TGS´s financial situation may be affected if certain legal actions and claims filed against it are adversely resolved.

There are significant legal actions and claims currently filed against the Company in the amount of approximately Ps. 676 million. Most of this amount relates to the Company’s ongoing stamp-tax dispute with several Argentine provinces. If such actions and claims were to be resolved against the Company and it was required to pay such claimed amount, its financial condition could be adversely affected.  This could have an adverse affect on TGS’s business, and on its ability to meet its current and future financial obligations.  In addition, TGS is involved in litigation with Gas del Estado, TGS’s predecessor company, regarding the cost of construction of two compressor plants.  This dispute with GdE is currently before the Argentine Supreme Court.  A ruling adverse to TGS may result in GdE becoming a creditor and may complicate the Company’s restructuring. For more information about these legal actions and claims, see “Item 8.  Financial Information—Legal and Regulatory Proceedings .”

The Central Bank has previously imposed restrictions, which it may do once again, on the transfer of funds outside of Argentina, which restrictions could complicate the restructuring of TGS’s debt and prevent TGS from paying principal on some of its non-Argentine obligations as they come due in the future.

Since December 2001, the Central Bank has imposed a number of significant monetary and currency exchange restrictions that limit the free disposition of funds deposited in Argentine banks and transfers of funds abroad.

On March 25, 2002, the Central Bank placed further restrictions on the transfer of funds abroad by requiring the approval of the Central Bank for payments outside Argentina of both principal and interest payments on financial debt.  The Central Bank began to ease these restrictions as of December 2002. Effective January 2, 2003, the approval by the Central Bank is no longer required for interest payments made outside Argentina.  In addition, principal payments made outside Argentina are now permitted without Central Bank approval under certain circumstances, although the Company is unable to avail itself of this exemption.  In order to stop the significant peso appreciation, on May 7, 2003, the Central bank continued to ease almost all the remaining restrictions.

There can be no assurance that the Central Bank will not reverse its position, in the future, and once again restrict payments of principal and interest on non-Argentine debt obligations.  If more stringent restrictions were imposed by the Central Bank, TGS may not be permitted to make payments of principal and interest on the Company´s debt obligations.  If that were to occur, the Company would suffer additional defaults on its non-Argentine debt obligations, thereby permitting additional grounds for the immediate acceleration of those debt obligations.  In addition, negotiations with non-Argentine creditors regarding a restructuring of TGS’s debt would be more complicated in an environment where payments to such creditors may be limited by law.

As of December 31, 2002, substantially all of the Company´s financial indebtedness was subject to the Central Bank’s restrictions.

Because the Company receives a significant portion of its net revenues from public service contracts that are no longer subject to indexing, its net revenues, and liquidity, have been harmed as a result of inflation and the devaluation of the peso.

All of the Company´s net revenues from its gas transportation segment is attributable to public service contracts, which are subject to government regulation. Public service contracts are contracts that the Company has with natural gas distribution companies, which were entered into as part of the privatization of GdE. Prior to the passage of the Public Emergency Law, the tariff, or rate charged, in these public service contracts permitted indexation, based on variations in the US Producer Price Index (the “US PPI”), and adjustment, based on the efficiency of and investments in its gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation.

As a result, TGS´s net revenues from public service contracts are highly sensitive to inflation rates and changes in the value of the peso. In this regard, total net revenues, which have been the Company´s primary source of liquidity, have been, and may continue to be, materially adversely affected as a result of the continuing financial crisis in Argentina.  See “Item 4.  Information on the Company.”  As a result of the decrease in its net revenue, TGS may be unable to fully recover the value of its fixed assets, which could result in asset write-downs, thereby further adversely affecting its results of operations and financial conditions.

The Company´s business and results of operations may be harmed because its public service contracts with the Argentine government are subject to renegotiation.

The Public Emergency Law authorizes the Argentine government to renegotiate public service contracts, tariffs and licenses with public utility companies on its own initiative, using the following criteria:

•	The impact of the rates on the competitiveness of the economy and on income distribution;
•	The quality of the services and the investment programs contractually provided for in the service contract;
•	The interests of users, as well as service access conditions;
•	The operational safety of the systems concerned; and
•	The profitability of a company.

On February 12, 2002, the Executive Branch assigned the Argentine Ministry of Economy the task of renegotiating the government’s public service contracts and licenses, and soon thereafter, the Commission for the Renegotiation of Utility Services and Works Contracts (the “Renegotiation Commission”) was established. The Renegotiation Commission is currently working to identify those contracts and licenses that should be renegotiated and to assist the Ministry of Economy in preparing a proposal for such renegotiation that will be presented to the Executive Branch and National Congress.

On March 21, 2002, the Renegotiation Commission issued guidelines for the renegotiation process, which required that all public service companies provide the Renegotiation Commission with certain information to assist it in the review process. In April 2002, TGS provided the requested information to the Renegotiation Commission.   It is unclear whether or not the Renegotiation Commission will determine that its public service contracts should be subject to renegotiation.  If the public service contracts are renegotiated, the new terms of such public service contracts may be less favorable than the current terms of such public service contracts. If the public service contracts are renegotiated on less favorable terms, its results of operations and financial condition may be materially adversely affected. Even if TGS´s public service contracts are renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse affect on its results of operations and financial condition.

The Company´s business and results of operations may be harmed if the Argentine courts prevent the implementation of tariff adjustments.

As described above, the Public Emergency Law eliminated tariff indexation and adjustments. In August 2002, however, the Renegotiation Commission requested that public service companies provide it with any requested tariff increases. The Company made such a request, but the Natural Gas Act (as defined below) requires that a public hearing be held with respect to such an increase. The Ombudsman filed an injunction against holding the public hearing on the grounds that the Renegotiation Commission was not authorized to implement or approve partial tariff adjustments, without prior contract renegotiations.

The Company then sought relief from such action by requesting that ENARGAS, pursuant to its authority under Article 46 of Law 24,076 (the “Natural Gas Act”), approve an equitable tariff increase in recognition of the deterioration of TGS´s financial condition. The Argentine Ministry of Economy authorized ENARGAS to review and implement tariff adjustments for public service companies pursuant to the Natural Gas Act. Again, however, an Argentine court suspended this action by ENARGAS at the request of the Ombudsman on the grounds that it was contradictory to the Public Emergency Law as such law does not contemplate “emergency” or other types of tariff adjustments.

Thereafter, the Executive Branch issued a decree in order to implement the tariff adjustment. The decree, however, was also suspended by the Argentine courts at the request of the Ombudsman on the same grounds. The Company´s results of operations will be harmed if the Argentine courts continue to suspend proceedings initiated to permit tariff adjustments in its favor.

On January 23, 2003, the Executive Branch issued Decree 120/2003, discussed above, providing that it may temporarily make tariff adjustments and, pursuant to Decree 146/2003, declared a 10% increase in tariffs.  These decrees have been challenged in the Argentine courts by the National Ombudsman, the Ombudsman of the City of Buenos Aires and certain other organizations.  On February 25, 2003, an Argentine court suspended the 10% tariff increase.  The Company can provide no assurance that it  will be able to obtain another adjustment in the future.

Certain recent accounting developments may have a material adverse effect on TGS´s business and financial condition.

On March 25, 2003, the Executive Branch issued Decree 664/2003, superseding Decree 1,269/2002 which reintroduced inflation accounting in Argentina effective January 1, 2002. After Decree 664/2003 was implemented, the CNV issued Resolution No. 441, which suspended the recognition of the effect of inflation in financial statements. The Resolution became effective on March 1, 2003 for all public companies for financial statements issued subsequent to such date.

However, the CPCECABA has expressly opposed the suspension of inflation accounting.  Consequently, in the event that Argentina experiences a new inflationary period, the Company will not be able to consider the effects of inflation on its financial statements, which will constitute a departure from Argentine GAAP, as established and approved by the CPCECABA.  It is unclear how such an occurrence may affect the Company’s business or financial condition.

TGS´s business is dependent on its being able to maintain its License, which is subject to revocation under some circumstances.

The Company is licensed to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina. The Argentine Executive Branch may revoke the License in certain circumstances based on the recommendation of ENARGAS, the governmental body charged with the regulation of the transportation, distribution, marketing and storage of natural gas. Reasons for which the License may be revoked include:

•	repeated failure to comply with the obligations of the License and failure to remedy a significant breach of an obligation in accordance with specified procedures;
•	total or partial interruption of the service for reasons attributable to the Company, affecting completely or partially transportation capacity during the periods stipulated in the License;
•

sale, assignment or transfer of the Company´s essential assets or the placing of encumbrances thereon without ENARGAS’s prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

•	the Company´s bankruptcy, dissolution or liquidation; and
•

ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part without the prior authorization of ENARGAS, or giving up the License, other than in the cases permitted therein.

In addition, the renegotiation process described above may result in a revocation, termination or other modification of the License or the terms of the License.

If the License were to be revoked or terminated, the Company would be required to cease providing gas transportation services. The impact of a loss of the License on its business, financial condition and results of operations would be material and adverse.

The Company’s ADSs may be delisted by the New York Stock Exchange if the Company does not comply with the continued listing criteria.

The Company may be subject to a New York Stock Exchange (the “NYSE”) trading suspension and delisting if the Company fails to satisfy the NYSE’s continued listing requirements for price or market capitalization or if the Company enters bankruptcy or fails to satisfy certain other listing criteria.  For a period during 2002, the Company’s ADSs failed to satisfy the price criteria. While the Company received a delisting notice from the NYSE, the NYSE has not proceeded further with the delisting process.  The Company’s ADSs currently are trading above the NYSE’s minimum price criteria, but the Company cannot give any assurance that it will continue to do so.  The Company also cannot give any assurance that it will continue to satisfy the other listing criteria required by the NYSE.

If the Company’s ADSs cease to be traded on the NYSE, there can be no assurance that an alternative trading market would develop.  TGS does not presently intend to seek listing of its common shares on any other securities exchange.  Delisting of the Company’s ADSs would adversely impact the liquidity and price of those ADSs.  Delisting also could reduce the ability of holders of the ADSs to purchase or sell their ADSs as quickly and as inexpensively as they have done historically. This lack of liquidity also could make it more difficult for TGS to raise capital in the future.

Future changes in the regulatory framework under which the Company operates in Argentina could have a material adverse effect on the Company.

The Company operates in a regulated industry and is subject to laws and regulations administered by ENARGAS.

Related regulatory developments may materially and adversely affect the business, financial condition or results of operations of the Company.  Based upon information currently available (except in connection with the renegotiation process, in which case the Company is uncertain whether the evolution of such regulatory framework will adversely affect the viability or general competitiveness of its gas transportation business and the License), the Company is not aware of any regulatory changes that may materially and adversely affect the Company.  Nevertheless, the Company is not in a position to control the nature, extent and timing of government action in this area.  Future modifications of the regulatory framework may have a material adverse effect on the business, financial condition or results of operations of the Company.

Control by CIESA

CIESA controls the Company and is in position to direct the management of the Company, to control the election of a majority of the Board of Directors, to determine the dividend policy and other policies of the Company and to generally determine the outcome of any matter put to a vote of the shareholders of the Company. Pursuant to the procedures established by the Argentine Government under which CIESA made its investment in TGS (the “Pliego”), there are restrictions on the ability of CIESA to reduce its shareholding in the Company below 51% of the share capital.

93

Item 4. Information on the Company

A. History and Development of the Company

Transportadora de Gas del Sur S.A. commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of Gas del Estado S.E. (“GdE”), the state-owned gas company, whose integrated operations included gas transportation and distribution.  GdE was divided into ten companies: two transportation companies and eight distribution companies. TGS is a “sociedad anónima”, incorporated under Argentine law, whose registered offices are located at Don Bosco 3672 5th Floor – Buenos Aires (C1206ABF)- Argentina. Telephone Number (54 11) 4865-9050/60/70/80.

TGS is the largest transporter of natural gas in Argentina, currently delivering approximately  61% of the country’s total gas consumption through 7,419 km (4,610 miles) of pipelines with a current delivery capacity of approximately 62.5 MMm3/d (approximately 2.2 Bcf/d). Substantially, all of TGS´s capacity is subscribed under firm long-term transportation contracts. TGS is also the largest processor of natural gas and one of the largest marketers of natural gas liquids (“NGL”) in Argentina. The Company also operates the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca - Buenos Aires Province (the “Cerri Complex”) where natural gas liquids are separated from gas transported through the Company’s pipeline system and stored for delivery.

TGS holds a 35-year license (the “License”), extendible for an additional ten-year period at the option of TGS if certain conditions are met, giving it the exclusive right to operate the existing southern Argentine gas transportation pipeline system. The TGS system connects major gas fields in southern and western Argentina with distributors of gas and big users in those areas and in the greater Buenos Aires area, the principal population center of Argentina.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Pecom Energía S.A. (“Pecom”) and Enron Corp. (“Enron”), hold approximately 70% of the Company’s common stock.  The shares of CIESA are currently held 50% by Pecom and a subsidiary, and 50% by subsidiaries of Enron. The remaining ownership of TGS’s capital stock is held by local and foreign investors.

On, May 13, 2003 the Secretariat of Competition, Deregulation and Consumer Defense of Argentina  approved the purchase of an indirect controlling interest in Pecom by Petrobras.  The acquisition by Petrobras of a 58.62% stake of the capital stock of Perez Companc S.A., which controls 98.21% of Pecom, has been approved together with the purchase by Petrobras of 39.67% of Petrolera Perez Companc S.A.  As a result, Perez Companc S.A will change its name to Petrobras Energía Participaciones S.A. and Pecom will change its name to Petrobras Energía S.A., each approved by the Stockholders’ meeting of the respective company on April 4, 2003.

During the last three fiscal years, the Company’s capital expenditures amounted to approximately Ps. 657.5 million.  Such investments include Ps. 462.5 million addressed to the gas transportation system expansions, Ps. 72.5 associated to improvements to the system, Ps.18.5  million related to the NGL production and commercialization activities and Ps. 104.0 million related to other services activities.  Amounts, size and financing of future investments are included in “Item 5. Operating and Financial Review and Prospects”.

Company’s Future Strategy

During 2003, Argentina will face many important political changes, as a new administration assumed office on May 25, 2003. In view of this new political context, TGS will attempt to renegotiate a new regulatory framework, in order to make the gas transportation an attractive and feasible business. In this process, the Company will seek to obtain a tariff adjustment to compensate for the increase in operating and financial costs, which was triggered by the recent devaluation and inflationary process.  In addition, TGS expects to continue its strategy of preserving cash to the extent possible by reducing costs and limiting investments to those that are essential to continued safe and reliable operations.

For the non-regulated business, with respect to NGL production and commercialization, TGS expects to continue taking advantage of its exporter profile and the convenient exchange rate.  In the midstream segment, TGS will continue its strategy of generating new business opportunities, without significant capital expenditures.

On the financial side, and after having withdrawn the proposal the Company presented to its creditors to restructure substantially all of its outstanding indebtedness due to the lack of necessary support, TGS is currently analyzing alternatives to overcome its current financial situation.

B. Business Overview

GAS TRANSPORTATION - REGULATED BUSINESS

As a transporter of natural gas, TGS receives gas owned by a shipper, typically a gas distributor, at one or more receipt points on the TGS system for transportation in the pipeline and delivery to the shipper at specified delivery points along the system.  Under applicable law and the TGS License (see “Regulatory Framework” below) TGS is not permitted to buy for resale or to sell natural gas.

The TGS pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area, the principal population center of Argentina. Transportadora de Gas del Norte (“TGN”), the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides gas transportation services to the greater Buenos Aires area.

Gas transportation accounted for approximately 57%, 78% and 80% of TGS’s total net revenues in 2002, 2001 and 2000, respectively. Approximately 79% of TGS’s 2002 average daily gas deliveries were made under long-term firm transportation contracts entered into with four gas distribution companies that also were formed upon the privatization of GdE (See “Customers and Marketing” below) and with big users.  Firm contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Substantially, all of TGS’s remaining gas deliveries were made under interruptible transportation contracts entered into in most cases with the same four gas distribution companies and Repsol-YPF. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity.  All of TGS’s firm contracted capacity is currently subscribed at the maximum rates allowed by ENARGAS.

Customers and Marketing

The principal service area of TGS is the greater Buenos Aires area in central eastern Argentina. The Company also serves the more rural provinces of western and southern Argentina.  The service area contains approximately 4.5 million end-users, including approximately 4.1 million in the greater Buenos Aires area.  Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to the TGS system: MetroGas S.A. (“MetroGas”), Gas Natural BAN S.A. (“BAN”), Camuzzi Gas Pampeana S.A. (“Pampeana”) and Camuzzi Gas del Sur S.A. (“Sur”). These distribution companies constitute four of the nine distribution companies (eight of which were established upon the privatization of GdE) and collectively serve approximately 67% of the distribution market in Argentina.  The other five distribution companies are located in and serve northern Argentina and are not connected directly to the TGS’s system.

The table below contains certain comparative information for the year  2002 relating to the distribution companies which are connected to TGS pipeline system.

Company	Annual Deliveries (Bm3)	% of Market Argentina	No. of Users (in million)	% of deliveries received from TGS
MetroGas (1)	5.5	24%	1.9	94%
Pampeana (1)	3.3	14%	0.9	97%
Sur	3.2	14%	0.4	100%
BAN (1)	3.3	15%	1.2	54%

(1) Also connected to TGN system.

Source: ENARGAS

The firm average contracted capacity for TGS distribution company customers and for all other customers as a group at December 31, 2002, 2001 and 2000, together with the net revenues derived from firm gas transportation services accounted for by each of them during such years, and the net revenues derived from interruptible services for 2002, 2001 and 2000 are set forth below.

Step-down Rights. As part of the privatization process, the Argentine government allocated the then existing capacity of the GdE pipeline systems among the various gas distribution companies. To effect this allocation, firm transportation contracts between the distribution companies and the transportation companies were executed prior to their transfer to the successful bidders. Originally, the contracts had ten-year terms subject to annual renewal at the expiration of that period and included specific “step-down” provisions which permitted the distribution companies to reduce some of their committed capacity for each zone (as a percentage of the initial capacity) on specified dates from 1994 through 2005. Currently, the Company’s exposure to its customers (Metrogas and BAN), remaining step-down rights, represents approximately 5% of its current contracted capacity. The following chart shows the years when the step-down rights could be exercised:

	2004	2005	Total
MMm3/d	2.8	0.5	3.3
MMcf/d	98.9	17.7	116.6

Within the scope of the open season conducted during the years 1998 and 1999 (see “Pipeline Expansions”), ENARGAS made TGS grant all the shippers the right to exercise step-down rights.  Such rights could be exercised if, as a result of such open season, new shippers subscribed firm transportation capacity in the same zones (from the reception to the delivery point) as the original shipper and provided TGS did not suffer any economic damage.  ENARGAS’s intention is to make a more efficient use of the transportation system avoiding over subscribed capacity above market needs. Additionally, ENARGAS requested from TGS to apply this scheme to all future open seasons.

In connection with the waiver of step-down rights, if a customer of the distribution company that had foregone its step-down rights enters into a firm transportation agreement either directly or indirectly with the Company (“by-pass”), then the distribution company will have the right to reduce its firm transportation commitment with the Company up to the amount of the lost service between the distribution company and the customer. Accordingly, by-pass arrangements in the affected service areas may be less economically attractive to the Company than would otherwise be the case.

Pipeline Operations

Pipeline Deliveries. The following table sets forth the average daily firm and interruptible transportation deliveries for 2002, 2001 and 2000 provided by TGS to its customers:

	December 31,
	2002		2001		2000
	Average daily deliveries		Average daily deliveries		Average daily deliveries
Firm:	(MMm3/d)	(MMcf/d)	(MMm3/d)	(MMcf/d)	(MMm3/d)	(MMcf/d)
MetroGas	14.2	501.7	16.4	579.2	18.3	646.3
Pampeana	7.9	277.9	8.9	314.3	9.3	328.4
Sur	4.8	169.5	4.4	155.4	4.7	166
BAN	6.1	214.8	5.9	208.4	5.6	197.8
Others	6.1	215.7	7.5	264.9	8	282.5
Total firm	39.1	1,379.6	43.1	1,522.2	45.9	1,621.0
Interruptible:	10.3	363.2	3.5	123.6	3.7	130.7
Total:	49.4	1,742.8	46.6	1,645.8	49.6	1,751.7
Average annual load factor (1)	80%		77%		86%
Average winter heating season load factor (1)	96%		84%		98%

(1) Average daily deliveries for the period divided average daily firm contracted capacity for the period, expressed as a percentage

Since assuming operations of its pipeline system, TGS has succeeded in increasing peak-day delivery capability, as reflected in the pipelines’ increase in average three-day peak deliveries, from 42.9 MMm3/d (1.5 Bcf/d) in 1991, as measured by GdE (no measurement being available for 1992), to 74.9 MMm3/d (2.6 Bcf/d) in  2002.

Pipeline Expansions.  Since assuming commercial operations, TGS has increased its available transportation capacity by 46%, from 42.9 MMm³/d (1.5 Bcf/d) to 62.5 MMm³/d (2.2 Bcf/d).  To this end, TGS has conducted several “open seasons” designed to provide all potential shippers with the opportunity to secure additional firm transportation capacity.

In 1994, TGS completed its first major expansion, which consisted of the installation of four compressor stations on the Neuba II pipeline rated at approximately 78,000 total HP, thereby increasing transportation capacity from the Neuquén basin to Buenos Aires and Bahía Blanca by 7.5 MMm³/d (265 MMcf/d).  The expansion was placed in service in two phases in April and July 1994 and cost approximately US$91 million.  TGS executed firm transportation contracts for the total additional capacity.

In 1995, the Company completed an expansion project on the General San Martín pipeline, which increased capacity by approximately 1.3 MMm³/d (45.9 MMcf/d).  The expansion included: (i) the construction of 60 km (37.3 miles) of looping of 30-inch pipe, (ii) modification of 12 compressors to increase compression capacity, and (iii) the addition of a new turbine-driven compressor of 4,700 HP.  The total cost of the expansion was approximately US$35 million.

In 1996, TGS concentrated on the removal of bottlenecks in both its Neuba I and Neuba II pipelines.  As a result of debottlenecking, capacity increased by 1.0 MMm³/d (35.3 MMcf/d) and 0.5 MMm³/d (17.6 MMcf/d) on the Neuba II and Neuba I pipelines, respectively.  TGS has fully subscribed the increased capacity through long term agreements.  Total investment was approximately US$16 million, including the construction of a lateral line of approximately 44 km (27.3 miles), which is jointly owned by the Company and Pampeana, and the automation and upgrading of two compression stations.

In 1997, the Company completed several projects that increased transportation capacity including the construction of a 60 km (37.3 miles) lateral line, jointly owned by TGS and Sur, together with the construction of a 10 km (6.2 miles) 30-inch pipe looping in the San Martín pipeline at a cost of approximately US$12 million.  The resulting increased capacity of 0.65 MMm³/d (23.0 MMcf/d) was fully subscribed under a long term agreement.  Also, in 1997 the Company completed the construction of a 15 km (9.3 miles) 36-inch pipe looping on the Neuba II pipeline at a total cost of approximately US$8 million.  All of the additional capacity was fully subscribed under a 0.54 MMm³/d (19.1 MMcf/d) long-term agreement, that became effective in 1998.

During 1998 and 1999, the Company spent approximately US$11 million to expand its Cordillerano pipeline through looping and the addition of compression.  This investment was included in the determination of the investment factor, which resulted in an increase in TGS´s transportation rates. See “Regulatory Framework-Adjustment of Rates”.

In 1999, TGS completed an expansion of the Neuba II pipeline, which increased available capacity by 1.4 MMm3/d (49.4 MMcf/d).  The total investment of this expansion amounted to approximately US$32 million. The expansion consisted of: (i) 60 km (37.3 miles) of 30/36-inch pipes looping, and (ii) an increase of compression capacity by approximately 5,000 HP. The total additional capacity has been fully subscribed under firm long-term transportation agreements partially effective in 1998 and with full effect in 2001.

During 1999 and 2000, TGS expanded the San Martín and Neuba II pipelines. The expansion consisted of: (i) 200 km (124.3 miles) of 30/36-inch pipes looping, and (ii) an increase of compression capacity by approximately 33,500 HP. This expansion demanded an investment of US$80 million. The 2.4 MMm³/d (84.8 MMcf/d) additional capacity was mainly subscribed by industrial customers. Additionally, in 1999, the Company completed two other open seasons, which resulted in: (i) additional contracted transportation capacity for approximately 0.7 MMm³/d (24.7 MMcf/d) requested by industrial customers, effective between October 1999 and the first half of 2001, and (ii) an extensions of some transportation routes requested by two distribution company customers, effective October 1999 and June 2000.  The investment related to this expansion amounted approximately to US$13 million and consisted of 10 km (6.2 miles) of 30-inch pipes looping in San Martín pipeline and 20 km (12.4 miles) of 36 inch pipes looping in Neuba II pipeline.

In the end of 2000, TGS completed an open season which consisted of additional transportation demand for 3.2 MMm³/d (113 MMcf/d), representing a 4.1% increase of its current firm  contracted transportation capacity, which started in June 2001. In addition, TGS reduced its current exposure to contracted capacity reduction risk from some of its distribution companies customers for approximately 3.4 MMm³/d (120.1 MMcf/d).  Additional contracted capacity will be mainly addressed to supply the increase in domestic demand of gas distribution customers and the remainder was received from industrial customers.  Pipeline expansion consisted of the construction of 302 Km (188 miles) of looping in San Martín and Neuba II pipelines and extensions in final tranches close to gas delivery points and amounted to approximately US$125 million. Upon becoming fully operational, the expansion is expected to generate additional annual revenues of approximately Ps. 17 million, at current rates. Despite adverse weather conditions, this expansion has been put in service to cover the gas demand for the year 2001 winter.

Additionally, in 2001, TGS entered into an agreement with Panamerican Energy, Wintershall Energy and British Gas to jointly construct, operate and maintain a 40 km gas pipeline that connects TGS pipeline system to a new pipeline recently built. This new pipeline is the result of a bidding of the Uruguayan Government to construct a pipeline to Uruguay with an original capacity of 2.5 MMm3/d (88.3 MMcf/d), to provide gas mainly to two central power generators and Montevideo city. This pipeline capacity, designed to supply the Uruguay’s market potential growth of an estimated gas demand of 5.5 MMm3/d (194.2 MMcf/d), could be expanded to 18.5 MMm3/d (653.3 MMcf/d) to cover the demand in the south of Brazil. The link pipeline has an initial transportation capacity of approximately 1 MMm³/d (35.3 MMcf/d), with an associated investment of approximately US$20 million, and started operations in May 2002.  During 2002, the Company has not made any pipeline expansion according to one of the measures implemented at the beginning of the year aimed at reducing operating costs and capital expenditures with the purpose of preserving the cash flow operations.

System improvements. During the five-year period ended December 31, 1997 and as a part of the five-year mandatory investment program required under its License, TGS made capital expenditures in the aggregate amount of approximately US$172 million to improve the safety and reliability of its pipeline system.  These investments included approximately US$34 million for internal and external inspection of approximately 10,000 km (6,217 miles) including a first and, in some cases, a second inspection of TGS’s main pipelines.  The inspections were performed using the leading technology for detecting pipeline flaws, such as metal loss, out-of-round condition and manufacturing or welding defects and their magnitude and precise location.  TGS used the information resulting from the inspection program to establish a maintenance and repair schedule.  Based on the results of the inspections, the Company replaced approximately 304 km (189 miles) of pipelines on its Neuba I, Loop Sur and San Martín pipelines without any significant impact on service, at a cost of approximately US$111 million, including repair costs.  In addition, the Company invested approximately US$27 million in other mandatory investments designed to improve the safety and reliability of the system.  During the initial five-year period TGS also made capital expenditures of approximately US$54 million in addition to those required under the TGS License.  These investments were directed towards the pipeline compression facilities and the enhancement of overall pipeline system safety and reliability.

In 2000, 2001 and 2002 the Company made capital expenditures in the amount of Ps. 20.4 million to continue the enhancement of the pipeline system´s safety and reliability.  The Company is operating its pipelines in accordance with the Argentine gas transmission safety regulations, which are substantially similar to US federal regulations. The Company believes that, based on the pipeline inspection reports it has received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. However, the Company experienced five ruptures: two in its General San Martín pipeline and three in the Neuba I pipeline. The ruptures caused a brief disruption of services to certain customers. No casualties or significant damage to third parties were experienced as a result of the ruptures.  Since the commencement of its operations in late 1992, the Company has implemented measures to ensure that the service would not be interrupted in any relevant consumption center. Except for the ruptures described above there has not been any other major safety related incident on the TGS system.

In 1999 and 2000, TGS made hydrostatic tests on 136 km of the Neuba I pipeline, which suffered three ruptures resulting from stress corrosion cracking. The ruptures did not cause a disruption of services to customers. No casualties or significant damage to third parties were experienced as a result of the ruptures. The hydrostatic test consists of exposing the pipeline to higher pressure than the ordinary operating pressure. As a consequence of these tests, approximately 1,227 meters of pipeline were replaced.

System automation. TGS has improved system automation through a three-part program which includes installation of an electronic flow measurement system (“EFM”), implementation of remote controls at compressor stations and end devices, such as valves, and implementation of dynamic system simulation.  The EFM system has been installed at custody transfer points along the system and the data is transmitted to the gas control center in Buenos Aires.  The EFM system controls almost all the gas transported along the pipeline, allowing TGS to monitor the flow and pressure of gas along the pipeline in real time.  The information provided by the EFM system and the remote compressor controls provide data to the system simulation.  The system simulation in turn analyzes the data and assists in optimizing the volume of gas transported through the system. The Company believes that the improved system automation ensures greater control over gas flow and improves TGS’s ability to deliver gas more effectively, to provide precise information to customers as to the movement of the gas, to minimize fuel usage and to generally enhance the quality and reliability of the services the Company provides.  Currently, TGS remotely operates 14 of its 28 compressor stations.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in the Company from the Argentine government, CIESA was required to have as an investor a company with experience in natural gas transmission that would serve as technical operator.  The technical operator for TGS is Enron Pipeline Company Argentina (“Enron Argentina”), an indirect, majority-owned subsidiary of Enron. Enron Argentina provides technical assistance to TGS under a Technical Assistance Agreement, which has an initial term of eight years and is automatically renewable upon expiration for additional eight-year terms.  The terms of the Technical Assistance Agreement were set by the Argentine Government as part of the privatization of GdE.

The Technical Assistance Agreement sets out the services to be provided by Enron Argentina to TGS, at the request of TGS´s General Director, in return for payment of an annual technical assistance fee equal to the greater of (i)  Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before financial income (expense) and holding gains (losses) and income taxes. The services to be provided by Enron Argentina to TGS under the Technical Assistance Agreement include assisting TGS in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and NGL production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine Government. In addition, prior to its privatization, Repsol-YPF or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, the Natural Gas Act and Decrees Nos. 1,189/92 and 1,738/92 of the Executive Branch were passed providing for the privatization of GdE. The Natural Gas Act and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, the TGS transportation system is connected to the two distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding greater Buenos Aires) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina.  TGN is also connected to the distribution systems serving the greater Buenos Aires area and, to a limited extent, the distribution system serving Buenos Aires Province (excluding greater Buenos Aires). In the two instances where TGS and TGN are both directly connected to a distribution system, TGS is the principal supplier of gas transmission services.

The Natural Gas Act and related decrees granted each privatized company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Act also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$0.97/million British thermal units (“MMBtu”) at the wellhead, which had been the regulated price since 1991. Pursuant to Decree No. 2,731/93, gas prices were deregulated as of January 1, 1994. Since deregulation average prices have risen by approximately 67% based on 2002 average prices, depending on the basin and the time of year.

Demand for Natural Gas. Natural gas consumption in Argentina has tripled since 1980, from approximately 9.3 Bm3 (328 Bcf) in 1980 to 27.9 Bm3 (985,2 Bcf) in 2002, representing a compound annual rate of growth in consumption of approximately 51%.  According to data published by the Argentine Secretary of Energy, local demand for natural gas is expected to increase at an annual rate of 3.6% through the year 2010 due to the availability of abundant natural gas supplies in Argentina, low prices relative to those for competing energy sources and an increase in gas pipeline capacity.  In addition, natural gas has experienced a significant increase in market share in recent years to approximately 42% of total national energy consumption in 2001, which overcomes the worldwide share of energy consumption of natural gas. Despite the relatively high market share for natural gas in Argentina when compared with other countries, additional market opportunities for natural gas exist in Argentina. For example, according to the Argentine Secretary of Energy, approximately half of residential households currently have no access to natural gas.

The table below sets forth the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the periods indicated.

	1980	1985	1990	1998	1999	2000	2001	2002
Residential and Commercial	27.3	29.3	27.4	29.7	25.1	22.3	26.7	27.3
Industrial	43.7	38.2	34.4	37.0	32.4	32.0	33.6	35.0
Electric Power Generator	25.3	24.6	29.9	24.9	35.4	34.8	30.9	27.8
Other	3.7	7.9	8.3	8.4	7.1	10.9	8.8	9.9
Total	100	100	100	100	100	100	100	100

Source: ENARGAS.

The Company believes there will be a significant long-term growth in the use of natural gas throughout the Southern Cone driven by the rapid growth in the electricity demand in Argentina, Brazil, Chile and Uruguay. Due to the significant gas reserves in Argentina and Bolivia within their territories, these countries are becoming major natural gas exporters to Chile, Brazil, and Uruguay. There are various pipeline construction projects in different stages of development (some of them were concluded during 1999 and 2000) to connect the electricity demand in Chile, Brazil and Uruguay to the Argentine and Bolivian gas basins. TGS is strategically positioned, being the operator of the General San Martín pipeline which connects the Austral basin gas reserves to the largest population centers of Argentina.  Such reserves would become essential to support these export projects. Management believes that TGS will be required to expand the system capacity over the medium and long term if it decides to participate in this expected growth in gas demand. The development of the opportunities and plans, locally and in the region, will depend on a favorable definition of the regulatory aspects, access to international credit and improvement in the general economic conditions in Argentina.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a consequence of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 61.4% of the gas transported by the TGS system in 2002 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. TGS’s pipeline system is connected to the Neuquén, Austral and San Jorge basins. TGS is not connected to the Cuyo or Noroeste basins.

Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2001, production in 2001 and the calculated reserve life for each basin.

Basin	Location by province	Proved Gas Reserves(1)(2)	Production 2001	Reserve Life(3)
		MMm[3]	MMm[3]	(years)

Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	377,891	25,889	14.59
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	175,988	8,932	19.70
Golfo San Jorge	Chubut, Santa Cruz (north)	47,395	3,185	14.87
Cuyo	Mendoza (north)	504	76	6.60
Noroeste	Salta, Jujuy, Formosa	161,748	7,827	20.66
Total		763,526	45,909	16.63

(1)

Estimated as of December 31, 2001. There are numerous uncertainties inherent in estimating quantities of  proved reserves. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

(2)

Reserve figures do not include  significant  reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at 2001 production levels.

Source:  Argentine Secretary of Energy.

Neuquén Basin. The largest of the gas basins and the major source of gas supply for the TGS system is the Neuquén basin, located in west central Argentina. The TGN system also accesses the Neuquén basin.  Of the transported gas coming from the Neuquén Basin approximately 61% was transported by TGS and approximately 39% by TGN for the year ended December 31, 2002.

Austral and Golfo San Jorge Basins.  Natural gas provided by this basins, located in the extreme southern region and southern portion of Argentina, was transported mainly by TGS (Sur also transports gas through regional pipelines).  In the Austral basin, exploration has centered in and around the basin’s existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

Regulatory Framework

Industry Structure. The Natural Gas Act, together with Decree No. 1,738/92, other regulatory decrees, El Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of gas in Argentina. Law No. 17,319 (the “Hydrocarbons Law”) regulates the midstream gas industry, under a competitive and partially deregulated system.

Natural gas transportation and distribution companies operate in an “open access”, non-discriminatory environment under which producers and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Act, applicable regulations and the licenses of the privatized companies. In addition, a regime of concessions under the Hydrocarbons Law is available to holders of explotation concessions to transport their own gas production.

The Natural Gas Act prohibits gas transportation companies from also being merchants in natural gas. Also, (i) gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Act) in a transportation company, (ii) gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS.  ENARGAS may reject these contracts if it determines that they were not entered into on an arms-length basis.

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, applicable regulations and the licenses of the privatized companies.  ENARGAS is governed by a board of directors composed of five full time directors who are appointed by the Executive Branch subject to confirmation by the Congress.  ENARGAS, which operates within the purview of the Ministry of Economy and Public Works and Services, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to Congress for approval.  ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on their respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies.  ENARGAS also collects the fines imposed for violations of the Natural Gas Act on each company’s license.

The TGS License. The TGS License authorizes it to provide the public service of gas transportation through the exclusive utilization of the southern gas transportation system. The TGS License does not grant an exclusive right to TGS to transport gas in a specified geographical area and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN operates the northern gas transportation system under a license containing substantially similar terms to those described below and elsewhere herein.

The TGS License has been granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of the TGS License for an additional ten-year term. ENARGAS is required at that time to evaluate TGS’s performance and make a recommendation to the Executive Branch. If ENARGAS determines that TGS is in substantial compliance with all its obligations arising under the Natural Gas Act, related regulations and the TGS License, the renewal must be granted by the Executive Branch. ENARGAS would have the burden of proving that TGS had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Act requires that a new competitive tender be held for the license, in which TGS would have the option, if it has complied substantially with its obligations described above, to match the best bid offered to the Argentine Government by any third party. To the extent that TGS were found not to have complied with the obligations described above or chose not to seek renewal of its License, the Company would be entitled to certain specified compensation. See “Certain Restrictions with Respect to Essential Assets” below.

The TGS License also specifies certain other rights and obligations of TGS relating to the service which it provides. These include:

•

operating and safety standards;

•

terms of service, including general service conditions such as specifications regarding the quality of gas transported, major equipment requirements, invoicing and payment procedures, imbalances and penalties, and guidelines for dispatch management;

•

contract requirements, including the basis for the provision of service, e.g., “firm” or “interruptible”;

•

mandatory capital investments to be made over the first five years of the license term; and

•

applicable rates based on the type of transportation service and the area serviced.

The mandatory five-year investment plan for the years 1993-1997, which was approved by ENARGAS in 1999, required the Company to invest on its natural gas pipeline system a total of US$153 million representing US$30.6 million per year beginning in 1993.  This mandatory investment plan was related to the operational capability and public safety of the pipeline system and included, among others, cathodic protection, internal inspection and pipeline replacement and coating.

The TGS License establishes a system of penalties in the event of a breach by TGS of its obligations thereunder, including warnings, fines and revocation of the License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Fines of up to Ps. 500,000 may be levied for persistent breaches. Revocation of the TGS License may only be declared by the Executive Branch upon the recommendation of ENARGAS. The TGS License specifies several grounds for revocation, including the following:

•

repeated failure to comply with the obligations of the License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

•

total or partial interruption of the service for reasons attributable to the Company, affecting completely or partially transportation capacity during the periods stipulated in the License;

•

sale, assignment or transfer of the Company’s essential assets or the placing of encumbrances thereon, without ENARGAS’s prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

•

bankruptcy, dissolution or liquidation of the Company; and

•

ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part without the prior authorization of ENARGAS, or giving up the License, other than in the cases permitted therein.

The TGS License also prohibits the Company from assuming debts of CIESA, or from granting credit to, creating security interests in favor of, or granting any other benefit to, creditors of CIESA.

Generally, the TGS License may not be amended without the consent of TGS. As part of the renegotiation process under the Public Emergency Law, however, the terms of the License may be changed or the License may be revoked.  In addition, ENARGAS may alter the terms of service annexed to the License. If any such alteration were to have an economic effect on TGS, ENARGAS could modify TGS rates to compensate for such effect or TGS could request a change in the applicable rates.

Regulation of Transportation Rates - Actual Rates. The gas transportation rates established under each transportation company’s license must be calculated in US dollars and converted into pesos at the time of billing pursuant to the terms of such license. However, the Public Emergency Law eliminated tariff indexing covenants based on US dollar exchange rate fluctuations and established a conversion rate of one peso equal to one US dollar for tariffs.

The transportation rate for firm transportation services consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. The rate for interruptible transportation service, which is expressed as a minimum (from which no discounts are permitted) and a maximum rate per 1,000 m3 of natural gas transported, is equivalent to the unit rate of the reservation charge for the firm service based on a load factor of 100%. For both firm and interruptible transportation services, customers are obligated to provide a natural gas in-kind allowance, expressed as a maximum percentage of gas received, equivalent to the gas consumed or lost in rendering the transportation service. The rates for all services reflect the rate zone(s) traversed from the point of receipt to the point of delivery.

The table below sets out TGS’s firm and interruptible rates by pipeline and zones, in effect since January l, 2002 (which has not changed since January 1, 2000):

93

		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps.m3/d)	Minimum Charge(2) (Ps.1000 m3/d)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.076	2.541	0.49
	Santa Cruz Sur	0.154	5.123	0.98
	Chubut Sur	0.392	13.068	3.38
	Buenos Aires Sur	0.462	15.396	5.60
	Bahía Blanca	0.707	23.583	8.40
	La Pampa Norte	0.705	23.500	8.60
	Buenos Aires	0.828	27.593	10.35
	Greater Buenos Aires	0.929	30.959	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.077	2.575	0.49
	Chubut Sur	0.315	10.508	2.89
	Buenos Aires Sur	0.385	12.841	5.11
	Bahía Blanca	0.632	21.071	7.91
	La Pampa Norte	0.632	21.067	8.11
	Buenos Aires	0.753	25.093	9.86
	Greater Buenos Aires	0.854	28.470	10.78
From Chubut to:	Chubut Sur	0.077	2.554	0.49
	Buenos Aires Sur	0.144	4.788	2.71
	Bahía Blanca	0.383	12.768	5.51
	La Pampa Norte	0.402	13.406	5.71
	Buenos Aires	0.498	16.598	7.46
	Greater Buenos Aires	0.594	19.790	8.38
From Neuquén to:	Neuquén	0.068	2.334	0.49
	Bahía Blanca	0.331	11.018	2.80
	La Pampa Norte	0.356	11.868	3.15
	Buenos Aires	0.448	14.923	3.91
	Greater Buenos Aires	0.548	18.315	4.86

(1)

Monthly charge for every cubic meter per day of reserved transportation capacity.

(2)

Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.

(3)

Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by the Company for compressor fuel or losses in rendering transportation services.

Source:  ENARGAS Resolution No. 2496/02 (gross receipts tax is not included in such transportation rates).

93

Adjustment of Rates. Under the TGS License, the Company may be permitted to adjust rates semi-annually to reflect changes in PPI, though the Company´s ability to make PPI- based adjustments has been suspended by the government as part of Law N° 25,561.  In addition, the Company may adjust rates every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS’s approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to the Company, and for objective, justifiable and non-recurring circumstances.

The Natural Gas Act requires that in formulating the rules that apply to the setting of future rates, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk, and shall take into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable the Company to achieve specific earnings levels in the future.

The rate-setting methodology contemplated by the Natural Gas Act and the TGS License is the “price-cap with periodic review” model.  Under this model, rates may be adjusted by an efficiency and an investment factor.  Based upon this regulatory approach, those rates should provide a reasonable return and that the benefit of increased efficiency should be shared by the consumer and the transporter, the inclusion of an efficiency factor results in a decrease in rates as the transporter lowers costs through increased efficiency. Notwithstanding this, the inclusion of the efficiency factor in the pricing system provides the transporter with an incentive to cut costs because the price is established in advance for the period up to the next five-year revision, and does not discount for efficiencies made during the period. The adjustment to account for efficiencies is proposed by ENARGAS based on specific plans for efficiency improvements, taking into account both the expected cost savings and the investment required for the implementation of such plans.

The inclusion of the investment factor in the formula specified in the TGS License is intended to permit an increase in the rates at the time of their adjustment to compensate the Company for certain investments to be made during the relevant five-year period. The investments contemplated by the investment factor are those designed to improve the efficiency, safety or reliability of the system and to expand the system, and may either be required by ENARGAS to be made or may initially be proposed to be undertaken by the Company.  In exceptional cases, the Company may also petition ENARGAS at any time for a rate adjustment relating to proposed investments to expand system capacity when the resulting costs cannot be recovered with the existing rate.

If TGS does not agree on the efficiency or investment factors established by ENARGAS, or on the terms of the investment program established by ENARGAS, the factors established by ENARGAS will be applied but TGS may seek administrative or judicial review of ENARGAS’s.

ENARGAS is responsible for determining the rates that are to be effective during each succeeding five-year period following the initial five-year period ended December 1997. In 1996, ENARGAS set the weighed average cost of capital to be used for the determination of the efficiency and investment factors at 11.3% per annum, net of future inflation. As a result of the first general rate review process which ended in December 1997, the Company’s transportation rates suffered an up front one-time decrease of 6.5% effective January 1, 1998, based on the application of the efficiency factor, representing a decrease of approximately Ps. 52 million in 1998 net revenues. In connection with the investment factor, ENARGAS approved the application of periodic increases through January 2002 to the Company’s tariffs resulting in a total weighted average of 2.6% as of that date to compensate the Company for approximately US$70 million in investments.  These investments principally include the modifications to the Buenos Aires high-pressure ring, the expansion of the Cordillerano Pipeline in Western Argentina, and enhancements to the General San Martín pipeline in preparation for future expansions.

In January 2000, ENARGAS, through its Resolution N° 1,470, approved the postponement and further recovery of PPI adjustment corresponding to the first semester of the year 2000. In August 2000, the Executive Power issued Decree N° 669/00, which established that the revenues accrued during the first half of 2000 related to the application of the PPI adjustment mentioned above, would be billed, through a tariff increase, over a twelve-month period starting July 1, 2000. In addition, such decree determined the deferral of any PPI adjustment from July 1, 2000, until June 30, 2002.  In late August 2000, Administrative Contentious Federal Trial Court N°8 sustained a precautionary measure requested by the Ombudsman and ordered the suspension of Decree N°669/00, on the grounds that the application of the PPI adjustment contradicted Law N° 23,928 of Convertibility. This measure was subsequently appealed by the Federal Executive Power, ENARGAS and most licensees companies. In October 2001, the Chamber of Appeals sustained this preventive measure, until judgment on the matter is pronounced. TGS filed an extraordinary appeal before the Supreme Court of Justice (“SCJ”) aiming at the revoking of such preventive measure.

As of December 31, 2001, the Company had recorded the higher revenues derived from the application of the Decree 669/00, considering, among others, that i) the deferral of the mentioned tariff adjustment billing is a financing method mandated by the Argentine Government related to already rendered services not being necessary, therefore, the rendering of future services to its customers and ii) in case the deferral could not be billed to customers, the Company should receive a compensation from the Argentine Government for the amounts not billed as a result of services already provided.

The adoption of the Public Emergency Law in January 2002 eliminated tariff indexing while the law remains in effect.  Although the Company continues to assert its right to these adjustments, it is unlikely to recover deferred tariff adjustments and therefore was required to take a charge of Ps. 125.8 million which was recorded in “Other expenses, Net”.  Moreover, as a result of the Public Emergency Law and the repeated denial or suspension of tariff increases thereunder, the availability of future tariff adjustments is questionable.

On February 12, 2002 the Federal Executive Power issued Decree N 293 which entrusts the Ministry of Economy the renegotiations of the contracts with public service companies and sets up a Committee for the Renegotiations of Public Services and Works Contracts (the “Renegotiations Committee”).  Through Decree N° 370 dated February 22, 2002 the members of this organism were appointed, which include consumer’s representatives. This Committee will advise and assist the Ministry of Economy, who will have to present a renegotiations proposal or recommend license rescission to the Executive Power, which will afterwards be submitted to Congress.

On March 21, 2002, the Renegotiations Committee delivered to gas transportation and distribution companies the guideline -approved by the Ministry of Economy- to be followed during the renegotiation process. In April 2002, TGS submitted to such Committee the information requested in the guidelines, mentioning the rights to which the Company and its shareholders are entitled. In early August 2002, the Renegotiations Committee asked the licensees to submit their respective request for tariff increase. TGS replied with a request for a Public Hearing to discuss this matter, as provided in the License.

The Ombudsman filed a precautionary measure against the Public Hearing summoned by the Renegotiations Committee to discuss tariff adjustments requested by public services licensees, including gas companies, on the grounds that such Committee is not entitled to determine tariff adjustments. Against such measure, TGS requested that ENARGAS, increase its gas transportation tariffs as stipulated by Article 46 of the Natural Gas Act due to the existence of justified and objective circumstances that negatively affect the Company’s financial condition.

To deal with those claims, the Argentine Government, through Resolution N° 487 issued by the Ministry of Economy, authorized the ENARGAS to carry out the process described in Article 46 of the Natural Gas Act regarding the tariff adjustment, requested by gas transportation and distribution companies. According to such resolution the process is followed to preserve the rendering of public utility services, following the renegotiations process that has been conducted. However, the public hearing was suspended by a Court resolution based on the Judge’s conclusion that such process is contrary to the Public Emergency Law, which does not allow for emergency, temporary or partial tariff adjustments. Subsequently, The National Government issued a Decree authorizing tariff increases, which was also suspended by a Court decision. Consequently, the Executive Branch issued Decree N° 120/03 interpreting the Public Emergency Law allowing immediate and partial increases to regulated tariffs as an advance to the future License renegotiations. In January 2003, the Executive Branch issued Decree  N° 146/03, authorizing a 10% tariff increase for TGS, effective January 30, 2003.  Subsequently, consumer organizations filed a number of complaints against such increases, which ultimately resulted in the suspension of the 10% tariff increase on February 25, 2003 by the Court.  As of the date of issuance of these Annual Report, the new Government’s strategy related to tariffs and contracts remains unclear.

Certain Restrictions with Respect to Essential Assets. A substantial portion of the assets transferred by GdE has been defined in the License as essential for the performance of the licensed service. Pursuant to the License, the Company is required to segregate and maintain the essential assets, together with any future improvements thereon, in accordance with certain standards defined in the License.

The Company may not for any reason dispose of, encumber, lease, sublease or lend essential assets for purposes other than provision of the licensed service without ENARGAS’s prior authorization. Any extensions or improvements that the Company may make to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year  to finance such extensions or improvements.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its designee, the essential assets specified in the Licence as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

•

the net book value of the essential assets determined on the basis of the price paid by CIESA for shares of common stock of TGS plus the original cost of subsequent investments carried in US dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS.

•

the net proceeds of a new competitive bidding.

Under Argentine law, an Argentine court would not permit the enforcement of a judgment on any property of TGS located in Argentina which is determined by the courts to provide essential public services. This may adversely affect the ability of a creditor to realize a judgment against the assets of TGS.

The Transfer Agreement allocates to GdE or the Company, respectively, liabilities for damages caused by or arising from the GdE assets transferred according to whether the damages arise from the operation of the assets prior to or following the Takeover Date. Also, pursuant to the Transfer Agreement, the Company is responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE is responsible for five years from the transfer date until December 1997, for the registration of easements related to the system which have not been properly recorded and for the payment to property owners of any royalties or fees in respect thereof.  From 1998, the Company is responsible for properly recording any remaining easement agreement and for making payments of royalties or fees related to such easements. See “Item 8.  Financial Information”.

Competition

The Company’s gas transportation business, which provides an essential service in Argentina, faces only limited direct competition. Although there are no regulatory limitations on entry into the business of providing gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with distribution companies or end users to transport a sufficient quantity of gas to justify the capital investment. In view of the Company’s current firm transportation contracts with its distribution company customers, and the other characteristics of the markets in which the Company operates, management believes that it would be very difficult for a new entrant to the transportation market to pose a significant competitive threat to the Company, at least in the short to intermediate term. In the longer term, the ability of new entrants to successfully penetrate TGS’s market would depend on a favorable regulatory climate, an increasing and unsatisfied demand for gas by end users, and sufficient investment in downstream facilities to accommodate increased delivery capacity from the transportation systems.

On a day-to-day basis, the Company competes with TGN, to a limited extent, for interruptible transportation services and from time-to-time for new firm transportation service made available as a result of expansion projects being undertaken by each of the two companies for service to the distribution companies to which both the Company and TGN are either directly or indirectly connected (Pampeana, MetroGas and BAN). TGS and TGN compete directly for the transportation of gas from the Neuquén basin to the greater Buenos Aires area. Interruptible transportation service represented only 4.8% of the Company´s regulated net revenues for 2002. The relative volumes of such service will depend principally on the specific arrangements between buyers and sellers of gas between such areas, the perceived quality of service offered by the competing companies, and the applicable rate for each company.  The following chart shows the current contracted capacity by Pampeana, Metrogas and BAN from the Neuquén basin with TGS and TGN in MMm3/d:

	TGS	TGN
Pampeana	7,580	250
MetroGas	14,350	1,510
BAN	8,968	4,432

ENARGAS has issued rules establishing a methodology to govern the brokering of excess capacity among the distribution companies and other transporters of natural gas, which has been effective since mid April 1997.  The system is administered by TGS and TGN. To the extent that such capacity brokerage results in more efficient use of contracted firm capacity, the demand for interruptible transportation services by TGS and TGN customers could decrease.

Gas transportation companies should not be directly affected by changes in gas prices resulting from deregulation, since they neither buy nor sell gas commercially.  However, competition in gas markets may affect both TGS and TGN to the extent that the gas basins which they service suffer from a loss of demand as a result of price competition with gas from other basins.  This may affect the volume of gas transported from particular gas producing regions.  Currently, the city gate price of gas (well-head cost plus transportation cost), originated from Argentine gas basins is approximately Ps. 2.42 per MM of BTU at the Greater Buenos Aires high-pressure ring (delivery points for the greater consumption area in Argentina).

The cost of gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end users in Argentina, based on energy content, is currently lower than that of alternative sources of fuel, except for hydroelectric power and fuel oil (for certain periods).

Since the generation of hydroelectricity is the lowest cost source of electricity in Argentina, a substantial increase in the availability of hydroelectricity would displace a significant amount of electricity generated by gas-fired power plants in TGS’s service territory, thereby causing a decrease in gas usage. During this year the hydroelectricity share in the total energy generation capacity was  53%. This could: (i) reduce demand for interruptible gas transportation, and (ii) prompt the exercise of step-down rights in firm contracted capacity by TGS’s customers.  The Yacyretá hydroelectric project in northeastern Argentina, with a projected annual generation capacity of 19,000 GW/h and with twenty turbines on-line, was completed in 1998. Based on information provided by The Federal Energy Bureau in 2002, Yacyretá supplied approximately 15% of the total energy generation in Argentina and 29% of total generated hydroelectricity in Argentina.

In addition, Transener S.A. (a company holding an energy transmission license covering the area from the Comahue region to the greater Buenos Aires area) successfully bid for the construction, operation and maintenance of a 1,300 Km (812 miles) /550 kw energy transmission line, which started operating in December 1999. The Company expects this additional energy transmission line will not have a significant negative impact on the volumes of gas transported.

NGL PRODUCTION AND COMMERCIALIZATION - NON-REGULATED BUSINESS

NGL production and commercialization activities are not subject to regulation by ENARGAS. NGL production and commercialization net revenues accounted for approximately 37%, 19% and 14% of net revenues in 2002, 2001 and 2000, respectively.

As a consequence of the adverse change in the regulated gas transportation segment, the our results of operations are now significantly more dependant on the results of the NGL business.  The increase  in the NGL segment is due to an increase in production volume and higher prices, both in the foreign market, benefiting from dollar-denominated prices and in the domestic market, where the Company prices its products at parity with export prices.

TGS’s NGL production and commercialization activities are conducted at its Cerri Complex. The Cerri Complex is located near the city of Bahía Blanca, connected to each of TGS’s main pipelines where ethane, propane, butane and natural gasoline are recovered.

The annual sales for the Cerri Complex for 2002, 2001 and  2000 in short tons were as follows:

	2002	2001	2000
Ethane	357,703	336,450	355,057
Propane	320,932	283,428	370,952
Butane	219,127	202,800	264,588
Natural gasoline	100,739	92,713	120,562
Total	998,501	915,391	1,111,159

As a result of agreements entered into with gas producers in Neuquén, during 2002 TGS was able to increase the richness of the gas stream arriving to the Cerri Complex for its processing. Consequently TGS was able to return NGL production volumes to levels that existed prior to the start up of the competitive processing complex, owned by MEGA S.A., at the beginning of 2001.

The economic crisis during 2002 was an opportunity for this business, since 33% of NGL total production is exported, which enables the Company to benefit from the peso devaluation.  Additionally, local market prices increased in order to maintain parity with export prices. The combination of such factors led to an increase in revenues and its share in the Company’s total revenue.

Volumes sold decreased in 2001 as compared to 2000 reflecting the start up of competitive projects, mainly the one of Compañía MEGA S.A. (“MEGA”), which reduced the liquids content, arrived at the Cerri Complex.  However, in 2002, the Company was able to restore production volumes at levels prior to the start up of the MEGA processing plant, due to agreements with gas producers in the Neuquina area, which allow the rich gas to enter the TGS pipeline system.

Propane, butane and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to Petroquímica Bahía Blanca’s (“PBB”) olefins plants which is the sole outlet for ethane from the Cerri Complex. The Cerri Complex extracts ethane only when it can be accepted at PBB. Otherwise, any ethane extracted is reinjected into the pipeline.

In 2002, 48% of NGL sold by TGS was owned and produced by TGS. Gross revenues derived from gas processing and commercialization on the account of the Company represented approximately 80% of TGS’s gas processing revenues.  NGL sales are principally made to liquid distributors of butane and propane at prevailing prices in the local market and in the external market the Company sales butane and propane to Petrobras. The complete natural gasoline production is sold to Petrobras while  ethane is sold to PBB - Polisur.

Also, TGS currently processes natural gas principally on the accounts of Repsol-YPF, Pecom and Total Austral. The processing agreement with Repsol-YPF provides for, among other things, a fixed charge per metric ton of liquids produced. Repsol-YPF has processing rights for up to the first 16 MMm3/d (565 MMcf/d) through December 31, 2005 and is required to make in-kind deliveries of additional gas to replace its attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas.  Gross revenues derived from gas processing on the account of Repsol-YPF amounted to Ps. 8.7 million in 2002. The processing agreements with Pecom, which will finish at the beginning of 2005, provide for, among other things, a charge equal to a portion of the collected revenues from the sale of the liquids extracted and marketed by TGS for its account. Pecom is required to make in-kind deliveries of additional gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas.

In 2002, TGS ´s export revenues represented  47% of this segment net revenues. Prices within the domestic market have increased to maintain parity with dollar-based export prices. Export prices have significantly increased on a relative basis, considering the devaluation of the peso, while in dollar terms prices for NGL decreased in the 2002 period by approximately 7% compared to 2001. All export sales, however, were affected by a 5% tax on exports imposed by the Argentine government.

All of the Company´s NGL revenues are based on spot prices. TGS sells NGL for export at the international reference price for propane and butane, commonly referred  to as the Mont Belvieu price, less a discount. In the domestic market, TGS sets prices in a manner designed to maintain parity in dollar terms with the prices received for its NGL exports. Consequently, TGS´s NGL business is exposed to risk in changes in prices of NGL in Mont Belvieu.

Competition

Repsol-YPF, together with Petrobrás and Dow Chemical, have formed Compañía MEGA S.A., which, at the end of 2000, finished building and started the operation of a gas processing plant with a capacity of approximately 36 MMm³/d (1.3 Bcf/d), located in the Province of Neuquén, resulting in lower production associated to gas with lower liquids content arrived at the Cerri Complex, as well as any other project that eventually may be developed midstream of the Cerri Complex, might adversely affect TGS’ revenues from NGL production and commercialization services.  To minimize the revenue impact of any project developed midstream of the Cerri Complex, during 2000 and 2001, TGS signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex and in order to have the availability of the associated liquids.

As a result of agreements entered into with gas producers in Neuquén, during 2002 TGS was able to increase the richness of the gas stream arriving to the Cerri Complex for its processing. Consequently the Company could recompose NGL production volumes to levels prior to the start up of the competitive processing complex, owned by MEGA S.A., at the beginning of 2001.

In addition, the Company’s management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from its gas transportation and NGL production and commercialization businesses.

OTHER SERVICES - NON-REGULATED BUSINESS

TGS’s other services are basically activities midstream of TGS’s mainline gas transportation and telecommunication services.  These midstream activities consist of gas treatment at the wellhead which include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream.  Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into the Company’s large diameter gas pipelines.  In addition, the Company also provides services related to pipeline construction, inspection and maintenance.

Net  revenues derived from other services for the years ended December 31, 2002, 2001 and 2000 amounted approximately to Ps. 57.7 million, Ps.35.7 million and Ps. 59.5 million, respectively.

As a result of the dramatic changes impacting on the Argentine economy and the effects of the Public Emergency Law which provided for the renegotiations of private contracts, TGS was able to renegotiate approximately half of the outstanding contracts and is currently in the process of renegotiation in respect to the remaining ones.

Considering that TGS´s clients in this segment are gas producers and that the price of gas at well-head during 2002 increased at a lower rate than local inflation and devaluation, the result of renegotiations for TGS was an initial compensation similar to local inflation rate with adjustments following the gas price thereafter.

In connection with the development of the midstream business, in late December 1998, TGS closed an agreement with Pecom to provide the services of compression and treatment of the natural gas coming from the Río Neuquén gas field from 1999 to 2017.  In order to render this service, TGS acquired from Pecom the compression and treatment plant located in that gas field, with a maximum capacity of 2.4 MMm³/d (74.16 Mcf/d).  TGS paid US$35 million for the plant and charges a monthly fee to Pecom in dollars. During 2002, payments were pesified, but the company and Pecom Energia agreed to adjust the fee by the Reference Stabilization Ratio (CER). TGS and Pecom Energia are reviewing the terms and conditions in this contract.

TGS, together with the consortium that won the bid to build the Cruz del Sur Pipeline, which links Buenos Aires to Uruguay, with a possible expansion to Brazil, have created Gas Link S.A.(“LINK”), a non-consolidated subsidiary to TGS,  whose purpose is the construction, operation and maintenance of the connection pipeline between TGS’s system and the mentioned pipeline. During 2002, TGS succeeded in connecting its gas transportation system to the Cruz del Sur Pipeline, and the pipeline started operations in October 2002.

The connection pipeline, which has a length of approximately 40 km, extended from Buchanan, located in the high pressure ring (which is part of TGS’s pipeline system) that surrounds Buenos Aires city, to Punta Lara and has a current capacity of 1 MMm³/d (35.3 MMcf/d) with an associated investment of approximately US$20 million. TGS’s profit from constructing this pipeline was approximately Ps. 12.2 million. The Cruz del Sur pipeline design projects to supply the potential growth of the Uruguayan, with an estimated gas demand of 5.5 MMm³/d (194.2 MMcf/d) and to furthermore meet additional opportunities on market the southern of Brazil.

In September 2002 TGS invested Ps. 5 in the acquisition of a 49% equity interest in Isonil S.A. (“ISONIL”), a company incorporated in Uruguay. The company’s purpose will be the rendering of services of operation, inspection, and dealing with emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. Isonil will render services to Gasoducto Cruz del Sur  S.A.

TELCOSUR S.A. (Telecommunications System)

TELCOSUR, a telecommunications company 99.98% owned by TGS, was formed in September 1998 for the purpose of providing value-added and data transportation services, seeking to optimize use of the TGS’ existing installed telecommunications infrastructure.

During 2002, TELCOSUR has suffered as a result of an international and domestic industry crisis, and the pesification of telecommunication tariffs. This led to a lower than expected rate of return for this business. Existing contracts are being adjusted by the Reference Stabilization Ratio (CER), an adjustment mechanism created by the Executive Power based on the Consumer Price Index. Moreover TELCOSUR´s management is considering alternatives for the commercialization of the remaining telecommunications capacity.

During 2001, TGS completed a capacity expansion project of its telecommunication system, with a US$26 million associated investment, starting up a modern microwave’s digital system with SDH technology

In 2001, TELCOSUR obtained the rights of way and developed the detailed engineering for the installation of a high capacity fiber optic system that will link Buenos Aires, Bahía Blanca and Neuquén.

C.  Organizational Structure

TGS’s controlling shareholder is CIESA, which together with Pecom and Enron Corp hold approximately 70% of the Company’s common stock.  The shares of CIESA are currently held 50% by Pecom and a subsidiary and 50% by subsidiaries of Enron Corp. The remaining ownership of TGS’s capital stock is held by local and foreign investors.

On, May 13, 2003 the Secretariat of Competition, Deregulation and Consumer Defense of Argentina  approved the purchase of an indirect controlling interest in Pecom by Petrobras.  The acquisition by Petrobras of a 58.62% stake of the capital stock of Perez Companc S.A., which controls 98.21% of Pecom, has been approved together with the purchase by Petrobras of 39.67% of Petrolera Perez Companc S.A.  As a result, Perez Companc S.A will change its name to Petrobras Energía Participaciones S.A. and Pecom will change its name to Petrobras Energía S.A., each approved by the Stockholders’ meeting of the respective company on April 4, 2003.

TGS holds a 99.98% interest in TELCOSUR, company incorporated as a “sociedad anónima”, under the Argentine Law. For more information about TELCOSUR, see section “Business Overview – Other Services – Non–regulated Business.”

D.  Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system operated by TGS are as follows:

Pipelines. The 7,419 km (4,610 miles) natural gas transportation system owned and operated by TGS consists primarily of large diameter, high pressure pipelines intended for the transportation of large gas volumes at a pressure of approximately 60-70 kg/cm2.  Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work.  Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes.  In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

Maintenance bases. Maintenance bases are located adjacent to the gas pipeline system in order to maintain the pipeline and related surface facilities, and to handle any emergency situations which may arise.  Personnel at these bases periodically examine the pipelines to verify their condition, and inspect and lubricate pipeline valves. Personnel at the bases also carry out a cathodic protection system to ensure that adequate anti-corrosion systems are in place and functioning properly. They also maintain and verify the accuracy of measurement instruments to ensure that these are functioning within appropriate industry standards and in accordance with the specifications contained in TGS service regulations. TGS has determined that it can more effectively maintain the pipeline at a lower cost by outsourcing non-critical maintenance functions and reducing the number of maintenance bases.  The Company has reduced the number of maintenance bases from 11 to 8. In addition, the Company has consolidated the operations of some maintenance bases with those of the compressor plants.

Compressor plants. Compressor plants along the pipelines recompress the gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 100 and 200 km) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include turbine-driven compressors or motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

TGS transports gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines.  Information with respect to certain aspects of TGS’s main gas pipelines as of December 31, 2002, is set out in the table below:

							Current Delivery Capacity
Major Pipeline	Length (km)	Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output	MMm3/d	MMcf/d
General San Martín	3,408	30	60	48	15	349,200	20.4	720.4
Neuba I/Loop Sur	1,240	24/30	60	12	4	53,650	11.6	409.6
Neuba II	1,665	30/36	70	17	6	127,870	30.5	1,077.1
Other (1)	1,105	Various	Various	6	3	7,500	--	--
	7,418			83	28	538,220	62.5	2,207.1

(1)

Includes 398 km (247 miles) of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 313 km (194 miles).

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magallanes and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin in the extreme south at Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline serves principally the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia.

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and is one of TGS’s two main pipelines serving its principal source of gas supply, the Neuquén basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the gas received from the Neuquén basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

Loop Sur. This gas pipeline was built in 1972 as an extension of Neuba I and runs parallel to a portion of the General San Martín gas pipeline. Located in the province of Buenos Aires, it transports gas from the terminus of Neuba I at the Cerri Complex at Bahía Blanca and terminates at the high pressure transmission ring around Buenos Aires, which is also operated by TGS. The gas delivered by this gas pipeline constitutes a portion of the gas supply for the greater Buenos Aires area. Loop Sur is also connected to the TGN system and allows TGS to deliver gas to or receive gas from TGN. Such transfers occur occasionally during periods of high demand for gas.

Neuba II.  TGS’s newest pipeline, Neuba II, was built in 1988 and is TGS’s other pipeline serving the Neuquén basin. Neuba II begins at Repsol-YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of gas for the Federal District and the greater Buenos Aires area.

Other Pipelines. Includes the Cordillerano pipeline, built in 1984, which receives gas from the Neuquén Basin and supplies it mainly to three tourist centers in Southern Argentina.  In addition, TGS operates other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa pipeline and other pipelines known as gas transfer pipelines.

Information regarding gas transportation system expansion is included in section “Item 4. Information on the Company---Business Overview—Gas Transportation—Regulated Business—Pipeline Expansions”.

Ancillary Facilities

Cathodic Protection System

Currently, TGS operates more than 200 cathodic protection devices, which are located along its main pipelines. The objective of this system is to mitigate the corrosion process on the pipes’ surface. The corrosion process causes metal losses, which depending on the severity of the damage may cause pipeline ruptures.  Cathodic protection equipment includes thermic, turbine-driven, motor-driven or even solar electric generators in locations where no electric lines are available. The system also includes an impressed current-deep anode, which facilitates circulation of electricity through in the circuit formed by the generator, the anode itself, the pipe and the land.

Gas Control System

Located at TGS’ Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows TGS to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“RTU’s”) installed in the receipt and delivery points equipped with the EFM system.  The information is normally collected by the Supervisory Control and Data Acquisition (“SCADA”) system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated in other databases. In order to control gas injection and deliveries, TGS has developed a system software called Solicitud, Programación, Asignación y Control (“SPAC”), which, among other things, allows TGS to control actual volumes and projected future injections to determine producer deviations. As part of this system, TGS operates meteorological equipment and receives daily weather information from various sources, which is used for the purpose of forecasting the gas demand.

Gas Measurement

Shipped and delivered gas is measured through field primary facilities that are connected with RTU’s. Such RTU’s transmit the data to the Buenos Aires headquarters.  This data is utilized to prepare reports for clients, shippers, producers and ENARGAS. Energetic balances are also prepared in order to control TGS’s system efficiency.

NGL production and commercialization

TGS´s NGL production and commercialization activities are conducted at its Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of TGS´s main pipelines.  The Cerri Complex consists of an ethane extraction plant to recover ethane, propane, butane and natural gasoline, together with a lean oil absorption plant to recover propane, butane and gasoline. The facility also includes compression, power generation and storage facilities.  The Cerri Complex processing capacity is approximately 43 MMm3/d (1,519 MMcf/d).

As part of the Cerri Complex, TGS also maintains at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons.  In 1998, TGS completed the expansion of the processing and storage facilities of the Cerri Complex.  For a more detailed description of the expansion, see “Business Overview–NGL Production And Commercialization – Non Regulated Business”.

Environmental Matters

TGS’s management believes that the Company’s current operations are in substantial compliance with applicable laws and regulations relating to the protection of the environment. TGS’s environmental policy is designed to comply with Argentine laws relating to hazardous waste and air quality.  Under these laws, the principal hazardous substances generated by TGS consist of discarded casing oil and those parts of the compressor station entry filters which are soaked in hydrocarbons.

Throughout 1995, the Company completed a study of all the emissions produced by TGS, including gaseous, liquid and solid ones, with the objective to implement a policy of reducing and treating hazardous substances. Basically, drainage collection systems were redesigned in order to direct them to a single storage tank, while incinerators for the hazardous substances mentioned above were installed in the several geographical areas of the transportation system.

Since then, TGS´s has steadily consolidated its policy in connection with environmental affairs, which in October 1998 led the company to obtain the certification of its environmental management system, in accordance with the international standards ISO 14001.

In 2001 TGS adopted a global policy of Management System in order to meet customers satisfaction. Such policy consists of continuous improvement and the commitment to comply with the provisions contained in the current legislation and procedures that the company establishes through annual goals and objectives.

The main foundation of this policy lies in the company´s personnel, the quality, innovation and appraisal of its products and services as well as a Management System in line with international standards.

In late 2001, TGS obtained the certification of the international standards ISO 9001 and the re-certification of the international standards ISO 14001.

Insurance

TGS maintains insurance, subject to deductibles, against third party liability, against business interruption and against damage to its pipeline assets which pass under rivers or other bodies of water, which it believes is commensurate with standards for international natural gas transportation companies.  The terms of the policies related to the regulatory assets have been approved by ENARGAS. In addition, TGS obtained an insurance coverage for directors and officers.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the “Item 3 - Key Information – Selected Financial Data” and the Company’s consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001, and 2000 and the report of our independent auditors, included elsewhere herein. Such financial statements have been prepared in accordance with Argentine GAAP.  This Operating and Financial Review and Prospects discussion contains forward-looking statements that involves certain risks, uncertainties and assumptions.  These forward looking statements include, among others, those statements including words “expects”, “anticipates”, “intends” “believes” and similar language.  The actual results may differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth elsewhere herein in this Annual Report.  For a discussion of important factors, including, but not limited to, the going concern opinion issued by the Company’s auditors, the suspension of payments of the Company’s financial debt, the pessification of the Company’s tariffs and other factors which could cause actual results to differ materially from the results referred to in the forward looking statements see “Item 3 - Risk Factors”.

As a result of the current inflationary environment in Argentina, which started at the beginning of 2002 subsequent to the end of the convertibility regime and devaluation of the peso, and in accordance with the provisions set forth in Resolution 3/2002 issued by the CPCECABA and Resolution No. 415 of the CNV, the accounting for inflationary effects was resumed effective January 1, 2002, applying the restatement methodology provided by Technical Resolution No. 6, as amended by Technical Resolution No. 19, both issued by the Argentine Federation.  Consequently, TGS’s consolidated financial statements and the information discussed below have been prepared considering the effects of inflation.  Amounts as of December 31, 2001 and for the years ended December 31, 2001 and 2000 presented for comparative purposes in the Company’s consolidated financial statements and in the following review have been restated to constant pesos as of December 31, 2002.  The conversion factor used to restate this information for comparative purposes was 2.1821.

The consolidated financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and 2001, have been prepared on the assumption that TGS will continue as a going concern. PricewaterhouseCoopers, Buenos Aires, Argentina has issued a report stating that TGS was negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures, including the violation of the contractually-agreed terms contained in the Company’s license and the devaluation of the Argentine peso. In view of these circumstances, the Company has not been able to maintain the financial ratios required by its outstanding debt agreements and in May 2003 had announced the suspension of payments on its financial debt. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.  The Company’s consolidated Financial Statements do not include any adjustments that might result from the outcome of this uncertainty.  See “Item 3.  Key Information—Risk Factors—Risks Related to TGS’s Business”.

As a consequence of the defaults under the Company’s debt obligations, which are currently the subject of negotiations with the Company’s creditors and were expected to be waived pursuant to a restructuring proposal initiated on February 24, 2003, the failure of that restructuring proposal, the failure to pay principal upon maturity and interest of some debt obligations, the cessation of interest payments on the Company’s debt obligations as of May 15, 2003 and TGS’ current financial condition, the Company has reclassified its outstanding long-term debt obligations as Current Loans in its Balance Sheet as of December 31, 2002.  In addition to this reclassification of a significant portion of its long-term debt, the Company has made an accrual of default interest on its debt obligations. These obligations require a demand for payment in order for such default interest to be due and payable, which demand has not been made.   As a result, the consolidated financial statements for the year ended December 31, 2002, which are included in this Annual Report, have been restated and supersede any previously disclosed consolidated financial statements relating to such period in the form of the 6-K dated March 24, 2003.

Differences Between Argentine GAAP and US GAAP

The consolidated financial statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP.  Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC.  The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to TGS, that affected the reported amounts under Argentine GAAP of the Company’s total shareholders’ equity as of December 31, 2002 and 2001 and net (loss) income for the years ended December 31, 2002, 2001 and 2000:

•

the capitalization of interest costs under US GAAP

•

the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are expenses under US GAAP

•

the accounting for derivatives and hedging activities;

•

the deferral of certain pre-operating and organizational expenses under Argentine GAAP, which are expensed as incurred under US GAAP;

•

vacation accrual;

•

the recognition under US GAAP of deferred income taxes; and

•

the accounting for the devaluation of the peso under US GAAP at December 31, 2001.

Note 14 to the Company’s consolidated financial statements, included herein, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to the Company and a reconciliation of significant differences to US GAAP of shareholders’ equity at December 31, 2002 and 2001 and net income for the fiscal years ended December 31, 2002, 2001 and 2000.   Net (loss)/income under Argentine GAAP for the years ended December 31, 2002, 2001 and 2000 was approximately Ps. (641.5) million; Ps. 236.6 million and Ps. 275.5 million, respectively, as compared to a net (loss) of Ps. (353.3) million, Ps. (1,080.4) million and a net gain of Ps. 280.4 million, respectively, under US GAAP.  Shareholders’ equity under Argentine GAAP as of December 31, 2002 and 2001 was Ps. 1,765.0 million and Ps. 2,406.4 million, respectively as compared to Ps. 500.7 million and Ps. 851.1 million, respectively, as reported under US GAAP.

Recent Argentine Accounting Pronouncements

The CNV recently adopted new accounting standards for the preparation of financial statements. Such standards will be effective for fiscal years beginning on January 1, 2003.  The principal modifications introduced by such new standards are: (a) the mandatory application of the deferred tax method for recognizing income tax charges; (b) express prohibition on the capitalization of certain deferred charges and standards for transition for the treatment of intangible assets recorded as at the date of enforcement that do not qualify as such under the new rules; (c) changes in the frequency and methodology for the comparison of assets against recoverable values; (d) changes in the capitalization of financial costs generated by third party financing in cases of extended production or construction terms, (e) use of discounted values for the measurement of certain credits and liabilities, and (f) the existence of additional disclosure requirements.  Consequently, accounting standards to be utilized for the purposes of the preparation of the Company’s consolidated financial statements in future periods will differ from the ones the Company utilized in the preparation of these consolidated financial statements. The impact of the application of the new rules on the Company’s shareholders’ equity at December 31, 2002 amounted to Ps. 5.5 million.

On March 25, 2003 the Executive Branch issued Decree N° 664, which suspended the application of inflation accounting for financial periods ending after such date.  As a consequence, and in accordance with Resolution N° 441, issued by CNV, the Company suspended the accounting for inflation effective March 1, 2003, meaning that amounts relating to periods after that date will be stated in historical pesos in future Financial Statements.  The CPCECABA has objected to the suspension of inflation accounting.

New Accounting Pronouncements under US GAAP

1.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

2.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”. The statement also amends SFAS No. 13, “Accounting for Leases”, to eliminate certain inconsistencies within that statement. SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements. Certain provisions of SFAS No. 145 are effective for transactions occurring after or financial statements issued after May 15, 2002.

3.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

4.

Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS Statement No. 123”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

5.

Guarantor’s Accounting and Disclosure Requirements for Guarantees

In November 2002, the FASB issued Interpretation No. 45, “ Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and initial measurements of provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

6.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003.

1.

Derivative Instruments

In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company does not anticipate that SFAS No. 149 will significantly impact the Company’s consolidated financial statements.

2.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The Company does not anticipate that SFAS No. 150 will significantly impact the Company’s consolidated financial statements.

In the opinion of TGS’s management, the foregoing accounting pronouncement will not have a material effect on Consolidated Financial Statements.

Critical Accounting Policies and Estimates

In connection with the preparation of the consolidated financial statements included in this Annual Report, TGS has relied on variables and assumptions derived from historical experience and various other factors that the Company deemed reasonable and relevant.  Although the Company reviews these variables and assumptions in the ordinary course of business, the presentation of its financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of assets and liabilities.  Actual results may differ from those estimated based on these different variables and assumptions.  In order to provide an understanding about how management forms its judgments and views the variables and assumptions underlying its estimates, as well as how it attributes the sensitivity of those judgments to the different variables and assumptions, TGS has described each of the following critical accounting policies:

•

accounting for devaluation and capitalization of exchange loss;

•

provision for allowances and contingencies;

•

impairment of long-lived assets; and

•

recognition of inflation.

Accounting for Devaluation and Capitalization of Exchange Loss

In order to reflect the devaluation of the peso following termination of the Convertibility Law, Resolution No. 3/2002 of the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso as from January 6, 2002 and other effects derived from such devaluation, to the extent they are related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  In both cases, the amount of the exchange loss capitalized as part of the value of an asset may not exceed the recoverable value of such assets.  Using the alternative criteria, TGS has elected to capitalize an exchange loss of approximately Ps. 584.1 million in property, plant and equipment the residual value of which is Ps. 560.6 million at December 31, 2002.  For this purpose, the Company has considered exchange differences arising as from January 6, 2002 in connection with foreign currency liabilities existing as of such date.  It was assumed that the proceeds from the liabilities were used in the first place to cover working capital requirements and secondly to finance the assets that  do not qualify for capitalization.  The remainder was assumed to relate to assets for which capitalization is permitted.  Exchange loss not capitalized as “Property, plant and equipment” during the period was charged to expense and included under “Net financial expense”.  In the case the Company would not have elected to capitalize a portion of the exchange loss under Argentine GAAP for the year ended December 31, 2002, would have been Ps. 560.6 million higher.  However, the election of the above mentioned alternative criteria had no impact on total net loss under US GAAP for the year ended December 31, 2002, because US GAAP requires exchange losses to be expensed.

The determination of the recoverable value of assets is primarily made through the future cash flows expected to be generated by such asset.  For a discussion of the assumptions and estimates used by the Company in assessing the recoverability of its long-lived assets see “Impairment of Long-Lived Assets”, below.

Provision for Allowances and Contingencies

TGS’s provides for losses relating to trade receivable accounts.  The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information.  While management uses the most current information available to make its evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the estimated economic conditions used in making these evaluations.  Management considers all events and transactions that it believes are relevant to its business and believes it has made reasonable estimates.

The Company has certain contingent liabilities with respect to legal and regulatory proceedings. See “Item 8.  Financial Information–Consolidated Statements and Other Financial Information–Legal and Regulatory Proceedings”. TGS accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.  Such accruals are based on developments as of the time the accruals are made, estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.  Allowances for losses have been recorded by the Company in the line items entitled “Investments, net” and “Trade Receivables” and provisions have been recorded in the line item entitled “Other Liabilities”, in each case, of its Balance Sheet as of December 31, 2002.  As the scope of each estimate relating to allowances and contingent liabilities   becomes better defined, the Company may need to make changes in its estimates of future allowances, contingent liabilities or others costs.  Such changes could have a material effect on the Company’s s future results of operations because they may result in a charge against income, which may further affect its  financial condition and/or liquidity.  In the past, however the Company’s estimates in respect of allowances and contingencies has not led to significant changes in its results of operations or financial condition.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment.  TGS considers the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value.  In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  The Company determines the fair market value primarily using independent appraisals and utilizing anticipated cash flows discounted at a rate commensurate with the risk involved.

As described above, the Company has made estimates with respect to its projected cash flow that may affect the carrying value of its long-lived assets.  In the preparation of such estimates, the Company has take into account assumptions in respect of the future development of major variables such as domestic inflation and exchange rate.  To estimate future revenue, TGS has assumed that moderate increases in regulated tariffs will occur in the future and has made estimates regarding the future price it will receive from its NGL production, as well as for the price of gas at wellhead.

If the Company’s assumptions or estimates regarding projected cash flow prove to be inaccurate (due to the negative change in any of the associated estimates), the Company may need to recognize an impairment loss, which would likely be significant, in the line item entitled “Property, Plant its assets and Equipment, net”, which line item is the Company’s most significant balance sheet item at December 31, 2002.  Such an event would have a material adverse effect on the Company’s results of operations and financial condition.  In the past, however, the assumptions used and the estimates made by the Company with respect to the projected cash flow of its assets have not led to significant changes in the Company’s subsequent financial statements.

Recognition of Inflation

Prior to August 31, 1995, Argentine GAAP required the restatement of financial information for general price level  changes based on the Argentine WPI published by the Instituto Nacional de Estadísticas y Censos (“INDEC”).  Accounting for the effects of inflation for periods ending after August 31, 1995 was discontinued by an Executive Branch decree and a resolution of the CNV.  Effective January 1, 2002, inflation accounting was reintroduced as part of Argentine GAAP by resolutions of the CPCECABA and the CNV in view of the resumption of significant inflation in Argentina.  The methodology to be used is the same as that in effect when inflation accounting was discontinued in 1995.  Consequently, the Company’s consolidated financial statements as of December 31, 2002 and 2001 and for each years in the period ended December 31, 2002 are stated in constant pesos as of December 31, 2002.  For more information, see “Presentation of Financial Information”.

On March 25, 2003 the Executive Branch issued Decree N° 664, which suspended the application of inflation accounting for financial periods ending after such date.  As a consequence, and in accordance with Resolution N° 441, issued by CNV, the Company suspended the accounting for inflation effective March 1, 2003, meaning that amounts relating to periods after that date will be stated in historical pesos in future Financial Statements.  The CPCECABA has objected to the suspension of inflation accounting.

Peso-denominated financial information for periods prior to December 31, 2002, included in this review and elsewhere in this Annual Report, was restated, for comparative purposes, using a conversion factor of 2. 1821 in order for such information to be expressed in constant pesos as of December 31, 2002.

Impact of Argentine Economic Environment

All companies in Argentina, and particularly public service companies, are suffering from Argentina’s economic and political crisis.  Since December 2001, the Argentine government has promulgated numerous, far-reaching and sometimes inconsistent laws and regulations affecting the economy.  For more information, see “Item 3.  Key Information—Risk Factors”.  A number of these measures have had or likely will have an adverse effect on the Company’s business, financial condition and results of operations.  The Argentine government’s violation of contractually-agreed License terms by which the tariffs calculated in US dollars were pesified on a one-to-one basis led to a mismatch between peso-denominated cash flow and US dollar-denominated requirements.  The substantial devaluation of the peso has had a material adverse effect on the US dollar value of its earnings and on its financial condition and liquidity as its largely peso-denominated assets have depreciated against its largely dollar-denominated indebtedness.  Any further depreciation of the peso against the US dollar will correspondingly increase, in relative terms, the amount of its debt in pesos, with further adverse effects on the Company’s results of operations, financial condition and liquidity.  Although current law provides for a renegotiation of our tariffs, the renegotiation process thus far has been subject to numerous delays.  Further delays in the tariff renegotiation process or an adverse outcome of that process, will continue to adversely affect the Company’s financial position.

No assurance can be given that laws and regulations currently governing the economy will not continue to change in the future, particularly in light of the continuing economic and political crisis, or that any changes will not adversely affect the Company’s business, financial condition or results of operations.  For more information, see “Item 3.  Key Information Risk Factors”.  The Company’s consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environment in Argentina.

Certain amounts reflected below are subject to rounding.  Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of other figures in such table.

Discussion of Results of Operations for the three year ended December 31, 2002, 2001 and 2000

The following table presents a summary of TGS’s consolidated results of operations for the years ended December 31, 2002, 2001 and 2000, stated in constant pesos as of December 31, 2002.

	2002	2001	2000
	In millions of constant pesos, as of December 31, 2002
Gas transportation	512.9	921.7	838.1
NGL production and commercialization	336.0	224.5	149.0
Other services	57.7	35.7	59.5
Net revenues	906.6	1,181.9	1,046.6
Operating costs	(231.2)	(257.5)	(200.7)
Depreciation and amortization	(201.4)	(166.2)	(147.2)
Costs of sales	(432.5)	(423.7)	(347.9)
Gross operating profit	474.1	758.2	698.7
Administrative and selling expenses	(41.4)	(64.4)	(54.1)
Operating income	432.7	693.8	644.6
Other expenses, net	(6.1)	(125.6)	(4.9)
Equity in losses of affiliates	(4.6)	(0.1)	–
Net financial expense	(1,063.5)	(196.7)	(211.5)
Income tax expense	-	(134.8)	(152.7)
Net (loss) income	(641.5)	236.6	275.5

Overview

The financial information included in the Annual Reports on Form 20-F for the fiscal years ended December 31, 2001 and 2000, does not include any adjustment for the effects of inflation, as is currently required under Argentine GAAP.  The consolidated financial statements for the year ended December 31, 2002 are stated in constant pesos as of such date.  Accordingly, the financial information included in the consolidated financial statements for the year ended December 31, 2002 and discussed below is not presented on a basis consistent with the basis of presentation of the financial information in the Annual Reports on Form 20-F for the fiscal year ended December 31, 2001 and 2000.  Peso-denominated financial information presented in the Annual Reports on Form 20-F for the fiscal year ended December 31, 2001 and 2000 should be restated using a conversion factor of 2.1821 in order to be comparative with financial information presented in the consolidated financial statements for the year ended December 31, 2002 and discussed below.

The economic crisis in Argentina has severely impacted the Company’s results of operations and its financial condition.  In response, TGS undertook some measures designed to preserve cash by reducing costs and limiting investments to those that are essential to its continued safe and reliable operations.

For the year ended December 31, 2002, TGS reported a net loss of approximately Ps. 641.5 million, as compared to a net income of approximately Ps. 236.6 million for the same period in 2001, primarily due to the devaluation of the peso and the resulting increase in net financial expense.  Gross operating profit decreased during this period primarily due to lower gas transportation revenues as a result of the lack of adjustment to regulated tariffs, which was partially offset by higher revenues attributable to the non-regulated segments.  Operating income for the year ended December 31, 2002 has also been affected by the impact of a higher depreciation expense for fixed assets resulting from the capitalization of exchange rate losses (see note 3.h to the financial statements included elsewhere herein) to the consolidated financial statements, included elsewhere herein ) partially offset by  a decrease in administrative and selling expenses.  The impact of these items on the Company’s net loss for the year ended December 31, 2002 has been partially offset by a lower income tax expense, lower non-operating results  within “Other expenses, net” and a gain on exposure to inflation, as described below in “Net financial expense”.

For the year ended December 31, 2001, TGS reported a net income of approximately Ps. 236.6 million, as compared to a net income of approximately Ps. 275.5 million for the same period in 2000, primarily due to an increase in other expenses resulting from the loss recorded in 2001, which was attributable to the elimination of US PPI adjustments on gas transportation tariffs occurring during the years 2000 and 2001. Gross operating profit during this period increased primarily due to increased gas transportation and production and commercialization of NGL revenues, which was partially offset by lower revenues from the  “Other services” segment and an increase in cost of sales.

Fiscal Year 2002 Compared to Fiscal Year 2001

Net Revenues

Regulated Gas Transportation Business.  Gas transportation service is TGS’s primary business and accounted for approximately 56.6% and 78.0% of total net revenues earned during the years ended December 31, 2002 and 2001, respectively, reflecting the deterioration of this segment. Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. With respect to its gas transportation business, TGS faces no commodity risk because it does not own the gas it transports.

Net gas transportation revenues for the year ended December 31, 2002 decreased by approximately 44.4%, as compared with the year ended December 31, 2001, principally due to the fact that regulated transportation tariffs remained unadjusted during 2002. The decrease is also attributable to the recognition of tariff increases based on changes in the US PPI during the year ended December 31, 2001, as provided by the License.  Increases in gas transportation tariffs associated with increases in US PPI were suspended during the fourth quarter of 2001 and, as a result, TGS recorded a loss in “Other expenses, net,” reflecting the Company’s inability to recover deferred US PPI adjustments accrued both in 2001 and 2000.  Negative effects have been partially offset by higher average contracted capacity, which increased from 60.7 million cubic meters per day (“MMm³/d”) (2.1 Billion of cubic feet per day (“Bcf/d”)) in the year ended December 31, 2001, to 61.4 MMm³/d (2.2 Bcf/d) in the same period of 2002, reflecting the impact of new firm transportation agreements that took effect in June 2001. TGS has also had an increase in revenues from interruptible transportation service.

During the year ended December 31, 2002, a new pipeline connecting the Company´s gas transportation system to the Cruz del Sur pipeline (which links Buenos Aires to Uruguay) commenced operations.  This connection pipeline, with a current transportation capacity of 1 MMm³/d (0.035 Bcf/d), is owned by LINK., the Company´s 49% owned subsidiary.

Non-regulated NGL production and commercialization business.  Net revenues from the NGL production and commercialization segment represented approximately 37.1% and 19.0% of TGS´ total net revenues during the years ended December 31, 2002 and 2001, respectively.  As a consequence of the adverse change in the transportation business, the Company´s results of operations are now significantly more dependent on the results of its NGL business. NGL production and commercialization revenues increased by approximately Ps. 111.4 million, or  49.6%, during the year ended December 31, 2002, as compared to 2001.  The increase primarily is due to an increase in production volume and higher prices. The 10% increase in the NGL production is due to agreements signed with gas producers within the Neuquén area. TGS has  worked to improve the quality of the gas shipped to the Cerri Complex during 2002, in response to the competition posed by a processing plant owned by Compañía MEGA S.A. which started operations in early 2001 and has a processing capacity 36 MMm3/d (1.3 Bcf/d).

A significant portion of the Company´s NGL production has been and continues to be exported. Prices within the domestic market have increased to obtain, in dollar terms, parity with export prices, which are dollar-based. Export prices have significantly increased on a relative basis, considering the devaluation of the peso, while in dollar terms prices for NGL decreased in the 2002 period by approximately 7% compared to 2001. All export sales, however, were adversely affected by a 5% tax on exports imposed by the Argentine government.

All of the Company´s NGL revenues are based on spot prices. TGS sells NGL for export at the international reference price for propane and butane, commonly referred to as the Mont Belview price, less a discount. In the domestic market, the Company sets prices in a manner designed to maintain parity in dollar terms with the prices received for its NGL exports. Consequently, the Company’s NGL business is exposed to risk in changes in prices of NGL in Mont Belview.

Other Services.  Net revenues derived from the “Other services” segment increased by approximately Ps. 22.0 million, or approximately 61.6%, for the year ended December 31, 2002, as compared to the same period in 2001, primarily due to the additional pipeline construction service and the  telecommunications services rendered through the Company´s wholly-owned subsidiary TELCOSUR.  TELCOSUR had net income of Ps. 1.5 million and Ps. 0.6 million for the year ended December 31, 2002, and 2001, respectively.

The Company has renegotiated about half of the outstanding gas gathering, compression and treating contracts, in a manner that partially compensates for the impact of domestic inflation and provides for associated tariffs for such services to be adjusted according to the change in the price of gas at the wellhead.  The remaining contracts are currently under negotiation with its customers.

The tariffs for the telecommunication business were originally set in US dollars.  However, as mandated by Public Emergency Law, tariffs were converted into pesos at the exchange rate of one peso per US dollar, plus or minus an adjustment factor.  The adjustment factor, set by the government, essentially follows the Argentine consumer inflation rate.  TGS continues to renegotiate with its clients the terms of the outstanding agreements.

Costs of Sales

Costs of sales increased by approximately Ps. 8.8 million, or 2.1%, from Ps. 423.7 million for the year ended December 31, 2001, to Ps. 432.5 million for the same period in 2002. Operating costs included in costs of sales decreased by approximately 10.2%, from Ps. 257.5 million for the year ended December 31, 2001, to Ps. 231.2 million for the same period in 2002, representing an approximate Ps. 26.3 million reduction. During 2002, the Company focused on cost control and on replacing foreign supplies with domestic supplies. The Company also held wage increases in pesos to an amount less than the rate of inflation at both the consumer and the wholesale level.

Depreciation and amortization expense increased by approximately Ps. 35.1 million, from Ps. 166.2 million for the year ended December 31, 2001, to Ps. 201.4 million for the same period in 2002, due primarily to the amortization of the exchange loss capitalized in property, plant and equipment.  For more information, see Note 3.h) to the financial statements included elsewhere herein) to the consolidated financial statements.

Administrative and Selling Expenses

Administrative and selling expenses decreased by approximately Ps. 23.0 million, or 35.7%, from Ps. 64.4 million for the year ended December 31, 2001, to Ps. 41.4 million for the same period in 2002.  This decline is largely a result of the adjustment of certain costs at a significantly lower rate than the general wholesale inflation rate as well as a number of cost-saving measures implemented during 2002 in response to the severe financial crisis in Argentina.

Other expenses, net

Other expenses, net, for the year ended December 31, 2002 decreased by Ps. 119.5 million, as compared with the same period in 2001, primarily due to the elimination of US PPI adjustments, which impact was not applicable in 2002.

Net Financial Expense

Net financial expense for the years ended December 31, 2002 and 2001 is as follows:

	For the years ended December 31,
	2002	2001
Generated by Assets	(in millions of constant pesos as of December 31, 2002)
Interest income	15.3	11.7
Loss on exposure to inflation	(216.3)	—
Holding losses	(37.1)	—
Foreign exchange gain, net of inflation	78.7	—
Total	(159.4)	11.7
Generated by Liabilities
Interest expense	(296.3)	(183.6)
Gain on exposure to inflation	113.2	—
Foreign exchange loss, net of inflation	(689.9)	(4.8)
Intangible assets amortization	(16.6)	(14.3)
Others	(14.5)	(5.6)
Total	(904.1)	(208.3)
Total Net Financial Expense	(1,063.5)	(196.7)

This increase in net financial expense is primarily due to the exchange loss caused by the devaluation of the peso not eligible for capitalization in Property, Plant and Equipment as of December 31, 2002.  In addition, as a result of the devaluation of the peso mentioned above, accrued interest in 2002 on the Company’s largely dollar-denominated debt has significantly increased in peso terms.  Both effects have been partially offset by a net gain on exposure to inflation due to its net monetary liability position, for the year ended December 31, 2002.  In addition, during 2002 the Company made a Ps. 8.1 million accrual relating to default interest.

Income tax expense

For the year ended  December 31, 2002, the Company did not have income tax expense due to the income tax loss carry-forward generated during this period as a result of the net loss for such period.

Fiscal Year 2001 Compared to Fiscal Year 2000

Net Revenues

Regulated Gas Transportation Business.  Gas transportation segment revenues accounted for approximately 78.0% and 80.1% of total revenue earned during the years ended December 31, 2001 and 2000, respectively.

Net gas transportation revenue for the year ended December 31, 2001 increased approximately 10.0%, as compared to the same period in 2000, primarily due to an increase in average firm contracted capacity from 57.9 MMm3/d (2.0 Bcf/d) to 60.7 MMm3/d (2.1 Bcf/d).  This increase reflects the beginning of an expansion in the Company’s gas transportation system, which began operation on June 1, 2001, the full effect of transportation agreements that took effect in June 2000, and increases in US PPI (which increases were 2.32% on July 1, 2000, 4.01% on January 1, 2001 and 0.44% on July 1, 2001).

Non-regulated NGL production and commercialization business.  Net revenues from the NGL production and commercialization segment represented approximately 19.0% and 14.2% of the Company’s total net revenues during for the years ended December 31, 2001 and 2000, respectively.  NGL production and commercialization revenues increased by approximately Ps. 75.5 million for the year ended December 31, 2001, as compared to the same period in 2000.  The increase is primarily due to the effects of a business restructuring, which allowed the Company to achieve ownership of part of the Cerri Complex’s production.  However, this increase was partially offset by decreases in NGL production, which was primarily due to the increase in supply from the new operations of the Company’s competitors, including, in particular, MEGA.  Additionally, because international prices for NGL fell sharply in the second half of 2001, the Company’s revenues from this segment were negatively impacted.

Other Services.  Net revenues from the Other Services segment decreased by approximately Ps. 23.8 million for the year ended December 31, 2001, as compared to the same period in 2000, primarily due to the fact that during fiscal 2000, the Company recorded approximately Ps. 33.4 million in revenues from its pipeline construction service, which revenues were not present in 2001.  However, this decrease was partially offset by higher revenues recorded in 2001 from TGS´s telecommunications subsidiary, TELCOSUR, as well as the receipt of revenues for construction services provided to the Company´s non-consolidated subsidiary, LINK.

Costs of Sales

Costs of sales increased by approximately Ps. 75.8 million for the year ended December 31, 2001, as compared to the same period in 2000.  This increase is primarily due to a Ps.77.0 million expense incurred in connection with acquiring supplies and goods for NGL production, and to a Ps. 19.0 million increase in the depreciation of property, plant and equipment.  These effects were partially offset by Ps. 14.1 million construction costs of the above-mentioned pipeline reported in the year ended December 31, 2000.

Administrative and Selling Expenses

Administrative and selling expenses increased by approximately Ps. 10.3 million in the year ended December 31, 2001, as compared to the same period of 2000, primarily due to an increase in miscellaneous administrative and other fees.

Other expenses, net

Other expenses, net, for the year ended December 31, 2001 increased by Ps. 120.7 million, as compared with the same period in 2000, primarily due to the loss recorded in 2001 corresponding to the receivable related to the PPI US adjustments on gas transportation tariffs recorded in the years ended December 31, 2000 and 2001.

Net Financial Expense

Net financial expense for the year ended December 31, 2001 decreased by Ps. 14.8 million, as compared to the same period in 2000, primarily due to lower average cost of indebtedness, which declined from 10.13% for the year ended December 31, 2001, to 9.31% for the same period in 2001, and higher capitalization of interest due to an increase in capital expenditures during the year ended December 31, 2001.

Income tax expense

Income tax for the year ended December 31, 2001 decreased by Ps. 17.9 million, as  compared to the same period in 2000, primarily due to lower taxable income.

B.  Liquidity and Capital Resources

In managing its liabilities and anticipating the Company’s liquidity requirements prior to the economic crisis in Argentina, TGS expected to meet its short- and long-term debt obligations and capital expenditure requirements through internally-generated funds, third-party financing and access to capital markets.  In light of the recent macroeconomic developments in Argentina, however, these third-party financing sources no longer are available in amounts sufficient to enable the Company to meet its debt obligations.

Consequently, the Company currently relies on cash generated from internal operations as its primary source of cash.  Due the rapid deterioration of its financial condition resulting from the Argentine crisis and related events, the Company has failed to make principal payments at maturity on its indebtedness totaling US$480.6 million, meaning that such amount is currently due and payable to the Company’s creditors.  In addition, the Company has failed to make, or has declared its intention to halt, interest payments, including default interest payments, on all its outstanding indebtedness.  Also, several events of default exits under the agreements relating to the Company’s other indebtedness.  The existence of these events of default permits the Company’s creditors to declare that indebtedness immediately due and payable.  The Company does not have the available cash to meet these obligations.  TGS is in discussion with its creditors with the intention of amending its outstanding debt obligations in light of its current financial condition.

The Company’s primary sources and uses of cash during the years ended December 31, 2002, 2001 and 2000, are shown in the table below:

	For the years ended December 31,
	2002	2001	2000
	(in millions of constant pesos as of December 31, 2002)
Cash and cash equivalents at the beginning of the year	121.4	43. 5	135.6
Cash flows provided by operating activities	239.5	466.5	382.4
Cash flows used in investing activities	(96.0)	(464.0)	(143.9)
Cash flows (used in) provided by financing activities before dividends paid	(62.2)	281.0	(123.0)
Dividends paid	—	(205.6)	(207.6)
Cash flows (used in) provided by financing activities	(62.2)	75.4	(330.5)
Increase (decrease) in cash and cash equivalents	81.3	77.9	(92.1)
Cash and cash equivalents at the end of the year	202.6	121.4	43.5

Cash flows from operating activities

Cash flows from operating activities for the year ended December 31, 2002 decreased by approximately Ps. 227.1 million, as compared to the same period in 2001. The decrease primarily reflects the lack of adjustment to the gas transportation tariffs and the increase in the interest paid on the dollar-denominated debt.  However, these negative effects were partially offset by increased revenue from the non-regulated segments and lower operating, administrative and selling costs, reflecting the cost-saving measures introduced during 2002.

Cash flows from operating activities for the year ended December 31, 2001 increased by approximately Ps. 84.1 million, as compared to the same period in 2000, primarily due to higher net revenues and lower interest and income tax payments during 2001.

Cash flows from investing activities

Cash flows used in investing activities for the year ended December 31, 2002, decreased by approximately Ps. 368.0 million, as compared to the same period in 2001.  Almost all of the decrease was due to the significant capital expenditures associated with the gas transportation system expansion during 2001, followed by a significant curtailment of expenditures in 2002 in order to conserve cash.

Cash flows used in investing activities for the year ended December 31, 2001 increased by approximately Ps. 320.1 million, as compared to the same period in 2000, primarily due to higher capital expenditures made in 2001, including the construction of a transportation system expansion.

Cash flows from financing activities

Cash flows from financing activities before dividends paid for the year ended December 31, 2002 decreased by approximately Ps. 343.2 million, as compared to the same period in 2001.  Almost all of the decrease was due to the significant indebtedness incurred to finance the capital expenditures during 2001, offset by lower debt repayments in the 2002 period.

Cash flows from financing activities before dividends paid for the year ended December 31, 2001 increased by approximately Ps. 403.9 million, as compared to the same period in 2000, primarily due to lower loan repayment in 2001.

As a consequence of the economic crisis, the Company did not pay dividends during 2002.  During the same period of 2001, TGS paid dividends of approximately Ps. 205.6 million, which were based on net income for the second half of 2000 and an advance payment in connection with earnings obtained in the first half of 2001.  Dividends paid during the year 2001 decreased by approximately Ps. 2.0 million, as compared to the same period in 2000.

Capital Resources

As a result of the severe financial crisis in Argentina, TGS currently has no access to external financing.  Consequently, the Company relies only on internally generated funds.  Such funds have also suffered from the impact of lower gas transportation revenues and are not enough to service or pay the principal due on its debt.  As a result, TGS is currently in default in respect of payments of principal and interest due under some of its debt agreements and has declared its intention to cease making interest payments on all of its debt.

On February 24, 2003, TGS started a process aimed at restructuring substantially all of its outstanding indebtedness, amounting to US$1,027 million.  The primary goals of the restructuring were to adjust existing maturities over the short term, to amend certain covenants of the existing debt obligations, which have been breached as a consequence of the negative impact of the economic changes in the Company’s financial condition, the lack of available funds to meet the Company’s debt obligations, and to adjust the interest rate and amortization schedule to align TGS’s debt service obligations with its expected operating cash flow.

The Company attempted to implement the restructuring by means of an APE, a new feature introduced by the Argentine law, which essentially requires an agreement between the Company and a certain percentage of its creditors to be endorsed by a court.  In the course of this process the Company called a Note holders’ meeting (on second call) on April 11, 2003 to submit for holders approval its restructuring proposal, which in aggregate represented approximately US$600 million if the total debt proposed for restructuring.  Despite the consent of holders representing 55% of principal amount at the meeting, the Company failed to obtain the 66 2/3 % of the aggregate principal amount required by Argentine Law to file the APE.  TGS currently is negotiating a restructuring plan with its creditors and is likely, if possible, to invoke the APE procedure in any subsequent attempts at a restructuring. TGS’s ability to restructure its debt is uncertain due to a number of factors, including creditor action or inaction, prevailing economic and market conditions and uncertainties in Argentine and US law.  Unless the Company is successful in restructuring its debt, TGS´s creditors could file an involuntary bankruptcy petition forcing the Company to file for voluntary reorganization (“concurso preventivo”) or other bankruptcy procedures, which ultimately could result in the Company´s liquidation.

During 2002, as a consequence of the lack of external funds and the reduction of the Company´s cash flow from operations, TGS has significantly reduced its capital expenditure plans, which are now exclusively focused on critical pipeline system maintenance for operational safety and reliability.  For the year ended December 31, 2002, total capital expenditures amounted to Ps. 104.6 million.  For 2003, TGS has  no committed capital expenditures and the Company estimates its total capital expenditures (most of which we expect to relate to maintenance investments) at approximately Ps. 77.5 million (which equals approximately US$23 million using an exchange rate of Ps. 3.37=US$1.00, the reported exchange rate on December 31, 2002).

TGS does not have any off-balance sheet arrangements that either have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

The following table represents the Company’s contractual obligations as of December 31, 2002:

	Payment due by Period (Millions of Pesos)
	Total	Less than 1 year	1-3 years
Debt	3,509,197	3,509,197	-
Capital lease obligations	4,083	1,656	2,427
Operating leases	__	___	__
Unconditional purchase obligation	__	___	__
Other long term obligations	__	___	__
Total contractual cash obligations	3,513,280	3,510,853	2,427

As a consequence of the defaults under the Company’s debt obligations, which defaults were expected to be waived pursuant to a restructuring proposal initiated on February 24, 2003, the failure of that restructuring proposal, the failure to pay principal upon maturity and interest on some debt obligations, the cessation of interest payments on the Company’s debt obligations as of May 15, 2003 and TGS’ current financial condition, the Company has reclassified its outstanding long-term debt obligations as current loans in its balance sheet and the table above as of December 31, 2002.

Almost all of the debt obligations set forth above are dollar-denominated and therefore, principal and interest accrual included therein, are presented based on the exchange rate in effect at December 31, 2002.

Derivative financial instruments

Interest rate caps

As of December 31, 2002, the Company has outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$150 million first issuance under the Company’s 1999 global debt program (the “1999 Global Program”) and the US$200 million first issuance under the Company’s 2000 global debt program (the “2000 Global Program”). Premiums paid are recognized as intangible assets in the accompanying consolidated balance sheets and are being amortized over the term of the respective debts.

In July 2001, the Company entered into interest rate cap agreements associated to the first issuance under the Company’s 1999 global debt program, through which the Company set the LIBOR at an annual cost of 4.75%.  In cases where the level of such rates is under 4.75% annually, TGS shall have to pay LIBOR in effect at the beginning of each interest period.  These agreements have an aggregate notional amount of US$150 million and mature on March 27, 2003.  Premiums paid by the Company amounted to US$0.7 million.

In July 2001, the Company also entered into interest rate cap with knock-out agreements associated to the first issuance under the Company’s 2000 global debt program, through which the Company set the 3-month LIBOR at an annual cost of 5.25%, in the event the level of such rate fluctuates between 5.25% and 8% annually. However, in the event LIBOR at the beginning of any interest period is equal or greater than 8%, the Company will pay LIBOR for such interest period. These agreements have an aggregate notional amount of US$200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of these agreements. Premiums paid by the Company amounted to US$2.9 million.

Currency and interest-rate swap to hedge foreign-currency debt

On January 26, 2000, the Company entered into a currency and interest-rate swap agreement with Bank of America to effectively convert its 0.6 billion Yen-denominated six-month LIBOR plus 1.125%-interest-rate debt (included in other bank borrowings) to US dollar-denominated six-month LIBOR plus 1.36%-interest-rate debt for a notional amount of US$6.1 million which matured on January 28, 2002. The notional amounts of this derivative instrument did not represent an asset or liability to the Company but, rather, was the basis for the settlements under the contract terms. Although this agreement was denominated in US dollars, it was intended to protect the Company from the fluctuations of the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in force at the inception date.

See “Item 11.  Quantitative and Qualitative Disclosures About Market Risk” for more information.

Future Capital Requirements

Details of the Company’s currently projected capital expenditures for the 2003-2005 period, in million of dollars, are set forth in the following table:

	2003	2004	2005	Total
Gas transportation
-Reliability and others (1)	14.2	15.6	15.2	45.0
-Operational efficiencies	___	___	___	___
Total	14.2	15.6	15.2	45.0
NGL production and commercialization	1.2	0.2	___	1.4
Systems, telecommunications and others	1.0	1.0	1.2	3.2
Total Capital Expenditures (2)	16.4	16.8	16.4	49.6

(1) Includes approximately US$6 million for environmental and industrial safety investments.

(2) TGS may decide to reconsider, adjust or postpone certain capital expenditures.

Considering the current uncertainty and economic, social and political instability in Argentina, TGS decided to significantly reduce its investment plan for the following years, limiting investments principally focused on maintaining operational safety and reliability. The Company expects working capital to be sufficient to meet such capital expenditures.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

The Company suffered significant adverse financial effects as a result of the Argentine economic crisis. TGS receives over 90% of its total net revenues from two principal business segments: (i) gas transportation and (ii) NGL production and commercialization. Historically, however, the gas transportation segment has been far more significant, accounting for more than 75% of the Company’s total net revenues in each of 1999, 2000 and 2001. Consequently, the elimination of indexing and the adjustment of gas transportation tariffs has severely and adversely impacted the Company´s net revenues. Despite an increase in average contracted capacity from 60.7 MMm3/d during 2001 to 61.4 MMm3/d during 2002, net revenues from the gas transportation segment, on a constant peso basis, decreased by approximately 44.4% to Ps. 512.9 million for the year ended December 31, 2002, as compared to Ps. 921.7 million for the same period in 2001.  The Company does not expect any further increase in its gas transportation system, due to its current position of minimizing capital expenditures to preserve its cash.  The Company expects future capital expenditures will be principally focused on maintaining operational safety.

In addition, because of the pesification of tariffs, all of the Company’s net revenues from gas transportation operations are peso-denominated.  Consequently, on a relative US dollar basis, net revenues have been severely and adversely affected by the substantial devaluation of the peso.  Because substantially all of the Company’s indebtedness and certain expenses are US dollar-denominated, the reduced net revenues and the devaluation of the peso present a significant obstacle to the Company’s continuing ability to service its debt obligations.  For the year ended December 31, 2002, net financial expense, on a constant peso basis, increased by approximately 440.7% to Ps. 1,063.5 million, as compared to Ps. 196.7 million for the same period in 2001.  To help improve its deteriorated gas transportation segment, the Company will attempt to increase its tariff and to renegotiate other regulatory aspects of its operations.

In light of these events, the Company’s management has taken certain actions and implemented new strategies to help minimize the effects of the factors described above. These actions and strategies include:

•	increased NGL production and commercialization for non-Argentine markets, thus mitigating the effects of the large peso devaluation relative to other currencies;
•	increased prices for NGL in the domestic market, allowing TGS to maintain price parity with exported NGL;
•	reduced administrative expenses and selling expenses, mitigating the effects of the devaluation of the peso and rise in inflation; and
•	significantly reduced capital expenditures.

As a result of these efforts, operations relating to NGL production and commercialization represented a larger portion of the Company’s total net revenues during 2002, as compared to 2001. For the year ended December 31, 2002, net revenues relating to NGL production and commercialization represented approximately 37.1% of total net revenues, as compared to 19.0% for the same period in 2001. This increase is primarily due to production volume increases and higher prices. Approximately 33.0% of total NGL production is exported.  For 2003, TGS expects it will continue to rely on the increased revenues from NGL production and commercialization to represent a significant portion of its overall revenues which will require it to maintain the increased level of NGL exports.

Despite these efforts, however, TGS’ overall financial condition has not improved. The Company reported a net loss of Ps. 641.5 million for the year ended December 31, 2002, as compared to a net income of Ps. 236.6 million for the same period in 2001. This decrease is due to the significant exchange rate loss recorded in 2002 and reflects the decrease in the gas transportation revenues, which remained unadjusted during the period, despite an inflation rate of approximately 118% and the devaluation of the peso by approximately 237%. As a result of our decreased revenues and the significant increases in our debt service, liquidity has become substantially constrained. The Company does not expect to increase revenues or generate significant cash flow for the foreseeable future, which has severely limited its ability to continue to service its debt obligations.  As a consequence of its financial situation and its inability to complete the restructuring proposal presented to its creditors, TGS failed to make principal payments at maturity on its debt in the amount of US$480.6 million.  In addition, TGS has failed to make, or has declared its intention to halt, interest, including default interest in certain cases, payments on all of its outstanding indebtedness.  The Company is currently analyzing alternatives to overcome its current financial situation.

TGS is a party in certain administrative procedures related to stamp tax on transportation service contracts and offers from its shippers. Additionally, GdE filed a legal action against TGS claiming a refund of Ps. 23 million paid in connection with two compressor plants purchase orders. By the end of February 2000, a first judgment was pronounced upholding GdE’s claim. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeals before SCJ against such judgment. The Company continues to vigorously pursue the appeal (see “Item 8.  Financial Information–Consolidated Statements and Other Financial Information–Legal and Regulatory Proceedings”).

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

General. Management of the business of the Company is vested in the Board of Directors. The Company’s By-laws provide for a Board of Directors consisting of seven Directors and seven Alternate Directors. In the absence of one or more Directors, Alternate Directors will attend meetings of the Board of Directors. Directors and Alternate Directors are elected at an ordinary meeting of shareholders to serve one- to three-year renewable terms, as decided by the shareholders.

The current Board of Directors of the Company was elected by the Company’s shareholders at the Annual Shareholders’ meeting held on  March 25, 2003 for a one-year term.

Under the Company’s By-laws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board constitutes a quorum, and resolutions must be adopted by a majority of the Directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote.

Duties and Liabilities of Directors. Under Argentine law, Directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the Company, shareholders and third parties for the improper performance of their duties, for violating the law, the Company’s By-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a Director by the Company’s By-laws or regulations or by a resolution of a shareholders’ meeting. In such cases, a Director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Under Argentine law, Directors are prohibited from engaging in activities in competition with the Company without express shareholder authorization. Certain transactions between Directors and the Company are subject to ratification procedures established by Argentine law.

A Director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Statutory Audit Committee before any complaint against him is brought before the Board, the Statutory Audit Committee, a shareholder meeting, competent governmental agency or the courts. Shareholder approval of a Director’s performance terminates any liability of a Director vis-á-vis the Company, provided that shareholders representing at least 5% of the Company’s capital stock do not object and provided further that such liability does not result from a violation of the law or the By-laws or regulations.

Causes of action against Directors may be initiated by the Company upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may initiate the action on behalf of and for the account of the Company.

The Shareholders’ Meeting held on March 6, 1996, approved the acquisition of a civil liability insurance coverage for directors, syndics and officers. Such coverage is common practice among public companies who seek protection against shareholders’ and other parties’ claims.

The following table sets out the current membership of the Board of Directors of the Company, their respective positions on the Board and the year they were appointed to such position.  Except for Peter E. Weidler and Nasim Khan, all members live in Argentina.

Name	Year of Appointment	Position
Rafael Fernández Morandé	2002	Director of Commercialization, Electricity and Other Investments of Pecom.
Eduardo Ojea Quintana	1998	Vice President of the Board of Directors; Chief Executive Officer of TGS
Peter E. Weidler	2000	Director, Vice President of Generation and Pipelines of Enron for South America
Pablo A. Ferrero	1999	Director, Gas and Oil Transportation and Marketing Director of Pecom
Nasim Khan	2002	Director, President of Gas TransBoliviano
Jorge Casagrande	2002	Director, Planning and Control Corporate Manager of Electricity and Gas Business of Pecom.
George Wasaff	2003	Director, Managing Director of Corporate Services of Enron Corp.
Carlos Seijo	2003	Alternate Director, Planning and New business Manager of Pecom
Luis Sas	2002	Alternate Director, Finance Manager of Pecom.
Federico Cerisoli	2003	Alternate Director, President of Enron de America del Sur SA.
Rigoberto Mejía	2002	Alternate Director, Commercial Manager of an electric generation plant of Pecom.
Steven Hopper	2003	Alternate Director, President of Transredes
Joseph M. Galan	2003	Alternate Director, Director of Global Finance of Enron Corp.
Ernesto Blanco	2002	Alternate Director, Vice President of Asset Business Development – Enron Pipeline and Distribution.

The present principal occupations and employment backgrounds of each executive officer of TGS are set forth below:

Mr. Rafael Fernández Morandé obtained a Civil Engineering in Industry degree from Universidad Católica de Chile. Before joining Pecom, he worked in Chilgener S.A. from 1989 to 1992, Central Puerto S.A. from 1992 to 1995 and in Guacolda S.A. from 1995 to 1997. In 1998, he joined Pecom. He is member of the Board of Directors of DISTRILEC  S.A., EDESUR S.A.,  CITELEC S.A., TRANSENER S.A., TRANSBA S.A., CIESA, World Energy Business S.A, and  TELCOSUR S.A.

Mr. Eduardo Ojea Quintana received a law degree from the University of  Museo Social Argentino.  He worked with Pecom from 1972 to 1992.  At the beginning of TGS’s operations, he served as Director of Legal, Regulatory and Public Affairs of TGS until March 1998, when he became Chief Executive Officer. He is member of the Board of Directors of TELCOSUR S.A, LINK, .ISONIL , CIESA, Enron Pipeline Company Argentina S.A and Enron Argentina CIESA Holding S.A. He is also Manager of Enron Inversiones de Energía S.C.A.  and of Enron Inversiones de Gas S.R.L.

Mr. Peter E. Weidler obtained a mechanical engineering degree from New York State University and a Master in Business Administration from the University of Chicago.  Before joining Enron, he worked in Amoco and UOP Inc.  He started working for Enron in 1987.  Mr. Weidler is also  member of the Board of Directors of  TELCOSUR and CIESA.

Mr. Pablo Ferrero obtained an engineering degree from Universidad Católica Argentina and a Masters in Business Administration from the University of Washington.  In 1991, he joined Pecom and from 1992 to 1998 worked for TGS as Marketing and Tariffs Manager and Director. Currently, he is the Gas and Oil Transportation and Marketing Director of Pecom. He also is member of the Board of Directors of DISTRILEC  S.A., EDESUR S.A., TERMAP, CITELEC S.A., TRANSENER S.A., TRANSBA S.A., CIESA, World Energy Business S.A, TELCOSUR S.A., Petrolera Perez Companc S.A. and PCI Power Edesur Holding Ltd.

Mr. Nasim Khan has graduated in Mechanical Engineering from the University of Oklahoma and he obtained a Master in Business Administration from Creighton University in Omaha, Nebraska.  He started working for Enron in 1991. Mr Khan is also member of the Board of Directors of CIESA.

Mr. Jorge Casagrande graduated from the University of Buenos Aires as a Certified Public Accountant.  He worked in Massalin Particulares and Price Waterhouse.  He joined Pecom in 1992.  Mr. Casagrande is currently, the Planning and Control Corporate Manager of Electricity and Gas Business of Pecom. He also is member of the Board of Directors of DISTRILEC S.A., EDESUR S.A., CITELEC S.A., TRANSENER S.A., TRANSBA S.A., CIESA,  TELCOSUR S.A. , ISONIL and PCI Power Edesur Holding Ltd.

Mr George Wasaff  graduated from the University of Texas as Certified Public Accountant. Before joining Enron International in 1991, he worked in El Paso Natural Gas Company and Transwestern Pipeline. From 1993 to 1998 he worked for TGS, where he acted as Vice Chairman and Chief Executive Officer during the period 1995-1998.  Currently, he is Managing Director of Corporate Services and Cash Czar of Enron Corp.

Executive Officers. The following is a list of the Company’s current executive officers, their respective positions with the Company and the year they were appointed to such position as of the date of issuance of this Annual Report:

Name	Year of Appointment	Position
Eduardo Ojea Quintana	1998	Chief Executive Officer
Jorge García	1998	Director of Marketing
Claudio Schuster	1998	Director of Administration and Finance
Jorge Boneto	2000	Director of Operations
Daniel Perrone	1999	Director of Regulatory Affairs and Tariffs and Public Affairs
Cristian Dougall	1998	Legal Affairs Departamental Manager
Raúl Barbieri	2001	Human Resources Departamental Manager
Alejandro Basso	1998	Planning and Project Evaluation Departamental Manager

The present principal occupations and employment history of each executive officer of TGS are set forth below:

Mr. Eduardo Ojea Quintana (see description above).

Mr. Jorge García received an accounting degree from the University of Buenos Aires.  Mr. García worked for the following companies within Pecom Group:  Central Costanera S.A. during 1992, Petroquímica Argentina S.A. from 1987 to 1991 and Pecom from 1980 to 1986.  He was TGS’ Director of Administration and Finance from 1992 to September 1998, and currently is the Director of Marketing.  He is vice-president to the Board of Directors of LINK and ISONIL.

Mr. Claudio Schuster received an accounting degree from the University of Buenos Aires and a Master Degree in Finance and Capital Markets from the ESEADE.  He was associated with Diners Club Argentina from 1981 to 1983 and with Citibank, N.A. from 1983 to 1993.  Mr. Schuster was TGS’ Director of Internal Audit and Consulting from 1993 to 1998.  Mr. Schuster has served as Director of Administration and Finance since September 1998.

Mr. Jorge Boneto received an electromechanical engineering degree from the University of Córdoba and a Master Degree in Business Administration from the IAE.  Before joining TGS, he worked for Petroquímica Argentina S.A., Petroquímica Cuyo S.A. and Corcemar S.A. He has served as Director of Operations since May 2000.

Mr. Daniel Perrone received a mechanical engineering degree from the Universidad Tecnológica Nacional.  He was associated with Cometarsa S.A., Matoil S.A., Servoil S.A., Bridas S.A.P.I.C. and TransCanada International.  Since the end of 1999, he has been the Director of Regulatory Affairs and Tariffs and since August 2001, he also has been responsible for the Company’s public affairs.

Mr. Cristian Dougall received a law degree from the University of Buenos Aires.  From 1973 to 1993, he worked in the law firm of Dougall & Emery.  He joined TGS in 1993.  He was Legal and Regulatory Affairs Manager from March 1998 to November 1999.  He is currently the Legal Affairs Departamental Manager.

Mr. Raúl Barbieri received a degree as a Business Administrator from Universidad Nacional de La Plata and obtained a Master Degree in Human Resources from Bruselas University. He worked in CEITECH, Aguas Argentinas and Grafa from 1990 to 2001. He joined TGS in August, 2001 as Human Resources Departamental Manager.

Mr. Alejandro Basso received an accounting degree from the University of Buenos Aires.  He was associated with Pecom from 1987 to 1992 and with Quitral-Co from 1992 to 1994.  From 1994 to 1998, he acted as Planning and Corporative Control Manager.  He has been Planning and Project Evaluation Departamental Manager since September 1998.  He is also alternate president to the Board of Directors of ISONIL.

Indemnification of Officers and Directors. Under the Shareholders Agreements, CIESA will act to cause the Company to: (i) limit the liability of each officer and director of the Company for all actions or omissions of such officers and directors, excluding actions or omissions involving bad faith or willful misconduct and (ii) enter into agreements obligating CIESA to defend, indemnify and hold harmless each officer and director of the Company from and against all liabilities, losses, and other expenses incurred by each such officer or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer or director is or was an officer or director of the Company, excluding actions or omissions involving bad faith or willful misconduct.

B. Compensation

The aggregate remuneration paid or accrued by TGS during 2002 to all directors and executive officers was approximately Ps. 3.1 millon.  TGS does not provide pension, retirement or similar benefits for directors and officers.

The executive officers are involved in a system of management by objectives and a program of variable compensation.  The agreed-upon objectives, whether for individuals or for sectors, are aligned with the Company’s objectives whereas the variable compensation program connects part of their pays to their own performance and to that of the Company.

C. Board Practices

Statutory Audit Committee. The Statutory Audit Committee is the Company’s monitoring body as stipulated in article N° 284 of the Business Associations Law.  The Company’s By-laws provide for a Statutory Audit Committee consisting of three members (“Syndics”) and three alternate members (“Alternate Syndics”). In accordance with the By-laws, two Syndics and the respective Alternate Syndics are elected by a majority vote of the holders of Class “A” Shares of the Company. The remaining Syndic and corresponding Alternate Syndic are elected by the majority vote of the remaining holders of the common stock of the Company.  Each member of the Statutory Audit Committee is elected at the annual ordinary shareholders’ meeting and serves for a one-year renewable term. Members of the Statutory Audit Committee must be lawyers or accountants qualified under Argentine law. Directors, officers or employees of the Company may not be members of the Statutory Audit Committee. The Company’s By-laws require the Statutory Audit Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Audit Committee consists basically of monitoring the Company’s management compliance with the Business Associations Law, the By-laws of the Company and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the Annual Ordinary Shareholders’ meeting regarding the reasonableness of the financial information of the Company.  Furthermore, the members of the Statutory Audit Committee are entitled to: (i) attend Board of Directors and Shareholder meetings, (ii) call to Extraordinary Shareholders´ Meetings when deemed necessary, and to Ordinary Shareholders’ meetings when the Board of Directors fails to do so, and (iii) investigate written inquires directed by the shareholders.  The Statutory Audit Committee does not control the operations of the Company or evaluate Management’s decisions, which are the exclusive responsibility of the Board of Directors.

The current members of the Statutory Audit Committee, which were appointed at the Annual Shareholders’ Meeting held on March 25, 2003 the year they were initially appointed to the Statutory Audit Committee and the year their term expires, are as follows:

Name	Member since	Term Expires	Position
Rafael Rangel	2003	2004	Syndic
Héctor Daniel Casal	1997	2004	Syndic
Miguel Mendoza	2002	2004	Syndic
Jeffrey Sommers	2003	2004	Alternate Syndic
Horacio Babino Garay	2002	2004	Alternate Syndic
Bruce Lundstrom	2003	2004	Alternate Syndic

The present principal occupations and employment history of Syndics of TGS are set forth below:

Mr. Rafael Rangel graduated from the University of Texas as Certified Public Accountant, has received a Master Degree in Business Administration from the University of Houston. Before joining Enron in 1998, he worked in United Technologies Inc., Desser Inc. and Baker Hughes Inc.

Mr. Héctor Daniel Casal has been associated with the Pecom group since 1991, most recently as Manager of Legal affairs advising the financing, mining and petrochemical areas of such group. He obtained his lawyer degree from the Universidad Católica Argentina.

Mr.Miguel Mendoza graduated from Universidad Catolica Andres Bello of Venezuela as a Juris Doctor, has received a Master Degree  in International Law Trade and Finance from Tulane Law School, New Orleans USA. Before joining Enron in 1999, he worked in  Adams & Reese, New Orleans, as an Associate and in Torres Plaz & Araujo in Caracas, Venezuela, as a Partner. He is Assistant General Counsel in Enron Legal Department.

D. Employees

On December 28, 1992, 1,334 employees were transferred to TGS from GdE. In January 1993, the Company launched a voluntary retirement plan under which 463 employees elected to accept early retirement at a cost of approximately Ps. 26.4 million.

As of December 31, 2002, TGS employed 634 employees located in seven provinces of the country (Buenos Aires, La Pampa, Río Negro, Chubut, Neuquén, Santa Cruz and Tierra del Fuego) and the City of Buenos Aires. More than 50% of TGS employees have technical or professional backgrounds.

The following table sets out the number of employees according to department as of December 31, 2002:

	Number of Employees as of December 31,
Department	2002	2001	2000
General	3	3	3
Administration and Finance	75	80	80
Engineering	0	18	19
Human Resources	15	15	15
Planning and Project Evaluation	6	7	6
Legal Affairs	10	10	9
Regulatory Affairs and Tariffs and Public Affairs	5	5	3
Transportation Business Development	0	6	6
Marketing	36	33	32
Operations	484	467	480
Total	634	644	653

At December 28, 1992, all personnel transferred from GdE to TGS were affiliated with unions (three national and five provincial/regional unions). By April 1993, 70% of TGS personnel had withdrawn from union membership. The remaining 30% were affiliated with a national union, the Federación Argentina de Trabajadores de la Industria del Gas Natural y Afines (the “Federation”) and with a regional union.  TGS has signed collective bargain agreements with both unions.  Currently, approximately 17% of the TGS workforce is unionized. The Company has not experienced any conflict with the Federation and considers relations with its employees to be good.

E. Share Ownership

The total amount of TGS’class “B” shares held by the directors and executive officers as of April 14, 2003 is 107,670.

The directors and executive officers, individually and together, hold less than 1% of TGS’ Class “B” shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

TGS’s controlling shareholder is CIESA, which together with Pecom and Enron Corp., hold approximately 70% of the Company’s common stock. The remaining 30% ownership in the Company is currently held by local and foreign investors.

CIESA is owned 50% by Pecom and a subsidiary and 50% by subsidiaries of Enron and has the ability to direct the management of the Company, to control the election of the majority of the Board of Directors, to determine the dividend policy and other policies of the Company and to determine the outcome of any matter put to a vote of the shareholders of the Company.  CIESA may freely dispose of its Class “B” shares in TGS and may transfer or sell any of TGS Class “A” shares under certain conditions and with ENARGAS approval.

The General Director and a number of the Directors and senior managers of TGS were with Enron Argentina or Pecom prior to assuming their positions with the Company (see Item 6.A. “Directors and Senior Management”).

On, May 13, 2003 the Secretariat of Competition, Deregulation and Consumer Defense of Argentina  approved the purchase of an indirect controlling interest in Pecom by Petrobras.  The acquisition by Petrobras of a 58.62% stake of the capital stock of Perez Companc S.A., which controls 98.21% of Pecom, has been approved together with the purchase by Petrobras of 39.67% of Petrolera Perez Companc S.A.  As a result, Perez Companc S.A will change its name to Petrobras Energía Participaciones S.A. and Pecom will change its name to Petrobras Energía S.A., each approved by the Stockholders’ meeting of the respective company on April 4, 2003.

The following table sets forth certain information, with respect to each shareholder known to the Company to own more than five percent of its Common Shares.

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.000	A
CIESA	34,133,200	4.2962	B
Enron de Inversiones de Energía S.C.A.	60,566,951	7.6233	B
Pecom and subsidiaries	58,408,751	7.3517	B

Pursuant to the Pliego and the Company’s debt agreement, CIESA may not reduce its shareholding in the Company below 51% of the share capital. See Item 10.D. “Exchange Controls”.

As of December 31, 2002, approximately 28% of the securities held by the public were held in the form of ADRs.  At such date, a total of  13,149,013 ADRs, representing 65,745,065 Class “B” shares, were held approximately by 30 holders of record.  Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders Agreements

Transfers of CIESA and TGS Shares. The original holders of the common stock of CIESA entered into two shareholders agreements (the “Shareholders Agreements”) for the purpose of governing certain matters relating to their participation in CIESA and in the Company.  Pecom and Enron Argentina continue to be parties to these agreements.  The Shareholders Agreements provide certain rights of first refusal and “tag-along” or co-sale rights in the event of a proposed transfer of CIESA shares.  The Shareholders Agreements further provide that any CIESA shareholder must offer to sell to the other shareholders all of its shares of CIESA common stock in the event of a change in control of such shareholder or in certain events of bankruptcy, insolvency or liquidation.

Under the Shareholders Agreements, the sale or transfer of any TGS shares held by CIESA requires the approval of an absolute majority of the directors of CIESA, except that the sale or transfer of TGS shares such that CIESA would own less than 51% of the voting common stock of TGS requires the unanimous vote of the CIESA directors.  Such a transaction would also require previous ENARGAS approval.

Election of TGS Directors and Officers; Voting. The Shareholders Agreements also contain provisions governing the voting of the TGS shares held by CIESA, the election of Directors and Syndics, the appointment of certain officers of the Company and certain other matters.

The Board of Directors of the Company consists of seven Directors (see “Item 6.A. “Directors and Senior Management”). Under the Shareholders Agreements, each CIESA shareholder (so long as it retains at least a 15% interest in CIESA) is entitled to direct the appointment of one Director of the Company (the “Core Directors”). If CIESA has the ability to elect additional Directors of the Company, such additional Directors will be designated by the shareholders of CIESA on a rotating basis. The TGS shares held by CIESA are required under the Shareholders Agreements to be voted unanimously for the nominees of the CIESA shareholders.

The following actions by the Company require approval by a majority of the Core Directors: (i) certain sales of assets other than in the ordinary course of business; (ii) adoption of the Company’s annual financial plan and certain significant modifications thereto; (iii) certain borrowings, capital expenditures and operating expenses in excess of the amounts approved in the annual financial plan; (iv) appointment of officers other than the General Director (whose appointment is directed by Enron Argentina); (v) certain capital expenditures not approved in the annual financial plan of the Company; (vi) salary and compensation policies; (vii) amendments to the Technical Assistance Agreement; (viii) decisions relating to certain legal claims by or against the Company; (ix) certain decisions relating to tax planning; and (x) granting of certain guarantees, indemnities or similar security arrangements other than in the ordinary course of business and not approved in the annual financial plan of the Company. Notwithstanding the foregoing, in the case of any decision with respect to an area in which Enron Argentina could have liability under the Technical Assistance Agreement, Enron Argentina’s affirmative vote will be required, except in certain circumstances specified in the Shareholders Agreements. Company policies regarding public communication and government relations must be approved unanimously by the Core Directors. Under the Shareholders Agreements a deadlock among the Core Directors with respect to any decision is considered a “no-vote”, except that with respect to any area in which Enron Argentina could have liability under the Technical Assistance Agreement, Enron Argentina may adopt one of the proposed alternatives, which will then be binding on the other shareholders.

The Shareholders Agreements further provide that no CIESA shareholder shall compete with the Company in the open access gas transportation business in Argentina or have a preferential position in doing business with the Company.

Under the Shareholders Agreements, Pecom is entitled to direct the appointment (and removal) of the President of the Board of Directors of the Company, and Enron Argentina is entitled to direct the election (and removal) of the Vice President of the Board of Directors of the Company. Enron Argentina is also entitled to direct the appointment of the General Director, who is the chief executive officer of the Company, and has the authority to direct its day-to-day operations, subject to provisions of the Shareholders Agreements requiring approval by specified proportions of the Core Directors or of all TGS Directors appointed by CIESA.  Also, the TGS shares held by CIESA are required under the Shareholders Agreements to be voted unanimously for the nominees of CIESA shareholders on all occasions on which such shares are voted for the election of the first, second and third Syndics (and their alternates), respectively.

Actions Requiring Special Shareholder Approval. The Shareholders Agreements provide that all of the TGS’ shares held by CIESA will be voted in favor of the following Company’s actions only if approved by all the directors of CIESA: (i) mergers or sale of all or substantially all of the assets of the Company; (ii) engaging in any business other than the gas transportation business in Argentina; (iii) declarations of dividends in amounts not consistent with the policy set forth in the Shareholders Agreements; and (iv) amendments to the Company’s By-laws. Approval by a majority of the directors of CIESA will be required for the favorable vote of the TGS’ shares held by CIESA with respect to the issuance of additional shares of the Company.

B.

Related Party Transactions

The principal recurrent transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods.

The detail of significant outstanding balances for transactions with related parties as of December 31, 2002, 2001 and 2000 is as follows:

Fiscal year ended December 31, 2002

Company	Revenues
	Gas Transportation	NGL production and commercializa-tion and other services	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
EPCA	-	-	1,368	31,044	100
Pecom	30,436	65,748	-	-	-
Petrobrás	-	80,801	-	-	-
LINK	-	14,177	-	-	-
Enron América del Sur S.A.	2,148	678	-	-	-
Santa Cruz area II (Joint Venture) (1)	-	1,098	-	-	-
Total 2002
	32,584	162,502	1,368	31,044	100

(1)  As of December 31, 2002, Pecom  had 100% of this joint venture.

93

Fiscal year ended December 31, 2001

Company	Revenues
	Gas Transportation	NGL production and commercializa-tion and other services	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
EPCA	-	-	1,822	42,163	153
Pecom	-	-	-	-	-
LINK	45,916	38,444	-	-	-
Enron América del Sur S.A.	-	8,680	-	-	-
Oldelval S.A.	7,515	281	-	-	-
Santa Cruz area II (Joint Venture) (1)	-	375	-	-	-
Santa Cruz area I (Joint Venture) (2)	-	2,662	-	-	-
Total 2001	7,092	-	-	-	-
	60,523	50,442	1,822	42,163	153

(1) As of  December 31, 2001, Pecom had 100% of this joint venture.

(2) As of  December 31, 2001, Pecom had 71% of this joint venture.

Fiscal year ended December 31, 2000

Company	Revenues
	Gas Transportation	NGL production and commercializa-tion and other services	Salaries and wages	Compensation for technical assistance
Enron Argentina	__	__	1,536	47,694
Pecom	41,314	31,178	__	__
Enron América del Sur S.A.	9,819	319	__	__
Oldelval S.A.	__	367	__	__
Transener S.A.	__	655	__	__
Santa Cruz area II (Joint Venture) (1)	__	35,389	__	__
Santa Cruz area I (Joint Venture) (2)	6,815		__	__
Total 2001	57,948	67,908	1,536	47,694

(1) As of  December 31, 2000, Pecom had 37.8% of this joint venture.

(2) As of  December 31, 2000, Pecom had 41% of this joint venture.

C. Interests of Experts and Counsel

Not applicable.

93

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Our Consolidated Annual Financial Statements, which are set forth in the Index to Financial Statements in Item 18, are filed as part of this Annual Report.

Legal and Regulatory Proceedings

Tax Claims

In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims as a reimbursement of the cost of construction of two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE’s claim for Ps. 23 million plus interest (calculated at the “passive rate” set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as “Property plant and equipment, net”, valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeal before SCJ against such judgment. In December 2001, the SCJ granted the ordinary appeals above mentioned. TGS’s management considers that these judgments are based on a partial understanding of the facts and findings proven by TGS, and that the serious inaccuracies and omissions included therein render them arbitrary. The Company believes that the most likely outcome is that the mentioned appeals will overturn the initial and the second judgment against TGS based on the facts and findings mentioned above.

As of the date of issuance of these financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible during the 5 year period ending on December 28, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree N° 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to land owners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of December 31, 2002, recorded in the account “Other non-current receivables” amounts to approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such province formalized the claim through a liability assessment. The Company has notified the Argentine Government of its position and has filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, so that such court issues a judgement on the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to avoid any Río Negro Province’s action tending to collect the mentioned tax, until the SCJ granted the injunction. In April 2001, SCJ granted the requested preventive measure.

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of such Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with its related interests as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before such Tax Bureau, whose resolution is pending as of the date of issuance of these financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purposes and effects of that presented for the Río Negro Province’s claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of such Province formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interests as of December 31, 1999). Such assessment was appealed before such Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on the grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarding the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement for amounts of Ps. 44 million and Ps. 6 million, respectively (include interest as of August 31, 2001). Against such resolutions, the Company has filed appeals before such Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal to higher an instance against this judgment before the Minister of Economy of the province. At the end of December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purposes and effects of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and ordered the Neuquén Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the La Pampa province in July 2002, the Tax Bureau of such province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interests as of July 31, 2002). Such determination has been appealed before such Bureau at the beginning of August 2002. At the date of the issuance of this Annual Report no answer has been received to this appeal. In late August 2002, TGS filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and ordered the La Pampa Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

In May 2002, the Tax Bureau of the province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 millions (together with its respective fines and interests calculated at April 30, 2002). TGS rejected the petition in July 2002 refuting the basis of such proceedings, and at the date of issuance of this Annual Report has not received any reply from such Bureau.  By the end of October 2002, TGS filed before CSJN a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax

TGS’s management believes that contracts entered into before the Company’s take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, the company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered in Capital Federal to take effects there instead of the Neuquén Province or any other province.

In respect to the other assessments, TGS’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event must be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack of merit because it considers the tax to be unlawful.

Although no assurances can be given, the Company believes there are meritorious defenses, which will be asserted vigorously, to substantially all such claims and that any liability, which may finally be determined, will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation

As discussed above under “Item 4. Information on the Company—Regulatory Framework”, the Company is involved in the process of renegotiating its public service contracts with the Renegotiation Commission.  In addition, the Buenos Aires Stock Exchange has alerted the Company that an Argentine newspaper has published an article claiming that one of the Company’s creditors has filed an involuntary bankruptcy petition in an Argentine court against TGS (though, as of the date of this Annual Report, the Company has not confirmed this report or received official notice of such filing).

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Dividend Distribution Policy

The Company’s dividend distribution policy consists of maintaining a dividend level that assures TGS credit quality and lets the partial reinvestment of earnings, considering growth projects that the Company may develop.

B.

Significant Changes

As explained elsewhere in this Annual Report, developments in the economic crisis in Argentina since December 31, 2001 have resulted in significant regulatory and market changes which have had and are likely to continue to have a profound impact on the Company’s financial condition and results of operations.  The economic crisis and its impact on the Company are described under “Item 3. Key Information – Risk Factors”, “Item 4. Information on the Company – Gas Transportation-Regulated Business – Regulatory Framework” and the Company’s Financial Statements filed as part of this Annual Report.

Item 9. The Offer and Listing

A.

Offer and Listing Details

Trading of the Company’s Shares. Prior to May 5, 1994, there was no public market for the Company’s Common Shares or ADSs. On May 5, 1994, the Company established a Rule 144A American Depositary Receipt (“Rule 144A ADR”) facility and a Regulation S American Depositary Receipt (“Regulation S ADR”) facility, each with Citibank, N.A., as Depositary.  On that date, the Argentine Government, as selling shareholder, made an international offering of 195,000,000 Class “B” Shares.  A portion of the Class “B” shares was offered in the form of Rule 144A ADRs in the United States pursuant to Rule 144A under the Securities Act and in the form of Regulation S ADRs outside the United States and Argentina, pursuant to Regulation S under the Securities Act.

In November 1994, the Company completed an exchange offer (the “Exchange Offer”), whereby it offered existing Rule 144A ADR holders registered ADRs in exchange for their restricted Rule 144A ADRs.  Except for the absence of resale restrictions, the terms of the registered ADRs received in the Exchange Offer were substantially identical to the terms of the restricted Rule 144A ADRs tendered.  The Company has terminated its Rule 144 A ADR facility.  Each ADR represents five Class “B” shares.

The table below shows the high and low market prices of the Class “B” shares on the Buenos Aires Stock Exchange (“BASE”), stated in historical Argentine pesos and of the ADRs in the New York Stock Exchange (“NYSE”), stated in US Dollars, for each of the last five fiscal years.

	NYSE (in US$)		Shares in BASE (in Ps.)
Years	High	Low	High	Low

1998	12.37	7.50	2.46	1.46
1999	10.44	7.63	2.09	1.54
2000	9.50	6.81	1.93	1.35
2001	8.00	4.15	1.61	0.86
2002	5.60	0.62	1.90	0.49

The table below shows the high and low market prices of the Class “B” shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in US Dollars, for each full quarterly period within the two most recent fiscal years.

	2002				2001
	NYSE (in US$)		Shares in BASE (in Ps.)		NYSE (in US$)		Shares in BASE (in P s.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	5.60	1.55	1.90	1.05	8.00	6.65	1.61	1.33
Second Quarter	2.00	0.62	1.14	0.49	7.50	6.57	1.53	1.30
Third Quarter	1.40	0.65	0.98	0.53	7.01	5.36	1.42	1.12
Fourth Quarter	1.69	1.07	1.33	0.88	5.35	4.15	1.38	0.86

93

The table below shows the high and low market prices of the Class “B” shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in US Dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		Shares in BASE (in Ps.)
Months	High	Low	High	Low

December 2002	1.65	1.18	1.27	0.92
January 2003	1.93	1.47	1.25	1.06
February 2003	2.25	1.56	1.36	1.09
March 2003	2.15	1.74	1.26	1.16
April 2003	3.12	2.22	1.74	1.29
May 2003	3.00	2.23	1.68	1.35

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854 and on which the majority of equity trades in Argentina are executed.  As of December 31, 2002, the market capitalization of shares of the 114 companies (excluding mutual funds) listed on the BASE was approximately Ps. 348.055 million.  At the end of December 2002, the top 10 listed securities represented 94.45% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

Securities may also be listed and traded through over-the-counter market brokers who must be linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the “Buenos Aires Stock Market”) and the BASE. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE and trading in corporate debt securities is conducted on both the BASE and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BASE and the MAE.  The agreement does not extend to other Argentine exchanges.

Changes to the legal framework of security trading have been introduced permitting issuance and trading of new, non-bank financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options. The Argentine Government deregulated brokerage fees and eliminated transfer taxes and stamp taxes on securities transactions in November 1991.

The Buenos Aires Stock Market. The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest Stock Market in Argentina.  The Buenos Aires Stock Market is a corporation whose 250 shares are owned by a number of members who are the only individuals and entities authorized to trade in the securities listed on the BASE. Trading on the BASE is conducted by open outcry and a computer-based negotiation system called SINAC from 11:00 A.M. to 6:00 P.M. each business day. The BASE also operates an electronic continuous market system from 11:00 A.M. to 6:00 P.M. each business day, on which privately-arranged trades are registered and made public.  To control price volatility, the Buenos Aires Stock Market operates a system which restricts dealing in shares of any issuer when changes in the price the such issuer’s shares vary 15% from the previous closing price, unless trading at the top price.

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. The Argentine Congress passed amendments to the social security laws, which took effect July 1, 1994. These amendments partially privatized the government social security system and have substantially increased the assets of Argentine institutional pension funds and the volume of trading on the BASE.  Certain information regarding the Argentine equities market is set forth in the table below.

	1997	1998	1999	2000	2001	2002
Market capitalization (US$ in billions)	55.6	45.3	83.9	165.8	192.5	103.3
Average daily trading volume (US$ in millions)	151.3	104.8	47.2	38.8	30.1	5.64
Number of listed companies	132	129	114	116	114	114

Source:  Data published by the Buenos Aires Stock Market and other sources.

D.

Selling  Shareholders

Not applicable.

E.

Dilution

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Information contained in Item 14 of the Company’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

C.

Material Contracts

None.

D. Exchange Controls

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions.  These regulations have been changing constantly since they were first promulgated and we cannot assure you as to how long these current regulations will be in effect or whether they will be made stricter.

Pursuant to recent resolutions issued by the Central Bank seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the Central Bank is no longer required to transfer funds abroad for payment to foreign beneficiaries of corporate profits and dividends reported as payable under approved financial statements certified by an independent auditor.

For the remittance abroad of funds required for principal payments under financial loans, prior Central Bank authorization is required until August 8, 2003, as a general rule.  However, the following transfers of funds abroad to repay principal on financial debts are exempted from prior Central Bank approval:

(1)

payments under financing arrangements that have been renegotiated under Argentina’s Reorganization and Bankruptcy Act, if certain conditions are met;

(2)

repayment of new financing disbursed and brought into the Argentine financial system on or after February 11, 2002;

(3)

financial debts with international organizations, loans granted by banks acting as co-lenders with those organizations, loans or financings granted or guaranteed by official credit agencies and export financing insurance companies that are members of the International Union of Credit and Investment Insurance (the Berne Union) and debts with, or guaranteed by, multilateral organizations in which the Argentine government is a member;

(4)

payments relating to debts past due, providing that the total amount of repayment or partial payment does not exceed US$1.0 million monthly;

(5)

payments of financial debts the principal of which, as of December 31, 2002, whether past due or not, did not exceed US$5.0 million as of that date;

(6)

payments under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, provided that (a) the payments are required under a refinancing agreement made after January 2, 2003; (b) such refinancing does not call for payments of principal in excess of 10% in cash upon the date of the agreement, 5% within six months, and 5% within twelve months of the date of the agreement; and (c) the refinanced balance is payable in not less than five years on the average; and

(7)

payments (whether or not overdue) under negotiable obligations, bonds, commercial paper, syndicated loans with foreign banks, financial loans with foreign banks and not backed by foreign assets owned by the borrower or a resident individual or legal entity, financial loans with foreign parent companies and affiliates, if, prior to the repayment of principal under an existing credit facility, the local debtor obtains new financing which was brought into Argentina on or after December 26, 2002 through the foreign exchange market and this new financing has an average life of not less than five years, and is for an amount at least equal to the amount of the debt that will be cancelled.

Interest payments on outstanding financial indebtedness no longer require Central Bank approval for their remittance abroad, provided that the transfer abroad in connection with such payments is made not more than 15 days in advance of their stated maturity date.

In cases (4) through (7) above and in the case of interest payments, the actual transfer of funds abroad may only be made after the financial entity through which the remittance will be made is satisfied that the originating transactions are genuine and in compliance with Central Bank regulations, the borrower has reported promptly to the Central Bank the disbursement giving rise to the related financial liability, and the financial entity has received documentation supporting the receipt of the funds in Argentina and/or their application to the repayment of trade, financial, export-related or other obligations.

E. Taxation

General

The following is a general summary of certain Argentine and United States federal income tax matters that may be relevant to the ownership and disposition of ADSs or Class “B” Shares. The summary describes the principal tax consequences of the ownership and disposition of ADSs or Class “B” Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ADSs or Class “B” Shares.

The summary is based upon tax laws of Argentina and the United States and regulations thereunder as in effect on the date of this Annual Report, which are subject to change. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Holders of ADSs or Class “B” Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class “B” Shares in their particular circumstances.

Argentine Taxes

Taxation of Dividends. Dividends of cash, property or capital stock of the Company paid or distributed to holders of Class “B” Shares or ADSs are currently exempt from Argentine withholding or other taxes.  However, according to Law N° 25,063, published on December 30, 1998, cash or other type of dividend distribution, exceeding accumulated net income at year end determined as stipulated by tax regulations, will be subject to a 35% withholding tax as a sole and definite payment.

Taxation of Capital Gains. Capital gains derived by non-Argentine residents from the sale, exchange or other disposition of ADSs or Class “B” Shares are not subject to income tax.

Tax on Personal Property (Individuals). The Argentine Tax authority has recently introduced  some amendments to the Personal Property Tax.  In accordance with the Law 25.585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals and/or entities domiciled in Argentina or abroad, and/or any other class of entity domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last financial statements as of each respective fiscal year . The Law presumes that securities whose holders are entities domiciled or located abroad, indirectly belong to individuals domiciled abroad.

TGS will be responsible to deposit such tax and will have the right to repay such amount,  even withholding and/or liquidate such securities which originated such tax payment.  Amendment is effective starting  fiscal year 2002.

Value Added Tax. The sale, exchange or other disposition of ADSs or Class “B” Shares is not subject to value added tax.

Transfer Taxes. The sale, exchange or other disposition of ADSs or Class “B” Shares is not subject to transfer taxes.

Purchase or Sale of Foreign Currency. There is no tax on the purchase or sale of foreign currency.

Deposit and Withdrawal of Class “B” Shares in Exchange of ADSs. No Argentine tax is imposed on the deposit or withdrawal of Class “B” Shares in exchange for ADSs.

Other Taxes. There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Class “B” Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class “B” Shares.

Tax Treaties. Argentina has entered into tax treaties with several countries. A tax treaty between Argentina and the United States has been signed but has not yet been ratified and therefore is not currently in effect. It is not clear when, if ever, the treaty will be ratified or enter into effect.

United States Taxes

General. This discussion relating to certain US federal tax consequences only applies to investors who hold the Company’s ADSs or class “B” shares as capital assets for tax purposes and are not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings; a tax-exempt organization; an insurance company, a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of TGS voting stock; a person that holds shares or ADSs as part of a hedging or straddle or conversion transaction; or a US holder whose functional currency is not the US dollar.  A holder is a US holder if such holder is a beneficial owner of shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust , if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

Moreover, the effect of any applicable US state or local tax laws is not discussed in this annual report.

For US federal income tax purposes, if a holder of ADRs evidencing ADSs, he will be treated as the owner of the underlying shares represented by those ADSs, and exchanges of class “B” shares for ADRs, and ADRs for ordinary shares, will not be subject to US federal income tax.

Taxation of Dividends. Subject to the passive foreign investment company (“PFIC”) rules discussed below, if a holder is a US holder such holder must include in his or her gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or class “B” shares or distributions of TGS capital stock or rights to subscribe for TGS capital stock) paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). If you are a noncorporate US holder, dividends paid to you in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to him at a maximum tax rate of 15% provided that he holds the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends with respect to the shares or ADSs generally will be qualified dividend income, provided that in the year that he receives the dividend, the shares or ADSs are readily tradable on an established securities market in the US  The holder must include dividends in income when he or she receives them, either actually or constructively, in the case of class “B” shares, or when the depositary receives such dividend, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.  Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or class “B” shares and thereafter as capital gain.

The amount of the dividend distribution that a holder must include in his or her income will be the US dollar value of the Argentine peso payments made, determined at the spot Argentine peso/US dollar rate on the date such dividend distribution is includible in such holder’s income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

For foreign tax credit purposes, the dividend will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a holder. No US foreign tax credit will be allowed to US holders of class “B” shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein).  Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Distributions of additional shares to US holders with respect to their class “B” shares or ADSs that are made as part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax.

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of class “B” shares or ADSs will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and his or her tax basis (determined in US dollars) in such shares or ADSs. Capital gain of a noncorporate US holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

PFIC Rules.  TGS believes the class “B” shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.  If TGS were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the class “B” shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain.  Instead, US Holder, you would be treated as if he had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year.  In addition, dividends that he receives from the Company will not be eligible for the special tax rates applicable to qualified dividend income if TGS a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F.  Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

93

H. Documents on Display

TGS is subject to the informational requirements of the CNV and the BASE and files reports and other information relating to TGS’s business, financial condition and other matters with the CNV and the BASE.  You may read such reports, statements and other information, including TGS’s publicly-filed financial statements, at the public reference facilities of the CNV and BASE maintained in Buenos Aires.  TGS is also required to file annual and special reports and other information with the SEC.  You may read and copy any documents filed by TGS at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  TGS’s filings with the SEC will also be available to the public at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

TGS has appointed Bank of New York N.A.  to act as depositary for its ADSs.  During the time there continue to be TGS ADSs deposited with the depositary, TGS will furnish the depositary with:

its annual reports; and summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to shareholders of TGS.

The depositary will, as provided in the deposit agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of TGS.  Any record holder of ADSs may read such reports, notices, or summaries thereof, and communications at the depositary’s office.  The depositary’s office is located at 111 Wall Street, New York, NY 10043.

Whenever a reference is made in this Annual Report to a contract or other document of TGS, please be aware that such reference is not necessarily complete and that you should refer to the exhibits that are a part of the Annual Report for a copy of the contract or other document.  You may review a copy of the Annual Report at the SEC’s public reference room in Washington, D.C.

I. Subsidiary Information

Not applicable.

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

The Company’s primary market risk exposure is associated with changes in the interest and foreign currency exchange rates.  Interest rate risk exposure derives from variable rate debt obligations and LIBOR issuances. Foreign currency risk is a consequence of dollar denominated debt.

According to the authorization granted by TGS’ Board of Directors, the Company manages market risk exposure through the utilization of derivative financial instruments entered into only for hedging purposes.  Such derivatives financial instruments include interest rate cap with knock out clauses.  See “Item 5 B. Liquidity and Capital Resources” and Note 6 to the consolidated financial statements included elsewhere herein. Approximately 56% of the Company’s outstanding principal debt at December 31, 2002, bears a fixed interest rate.

Interest Rate Risk

The following table provides information about the Company’s interest rate risk sensitive instruments, including debt instruments and interest rate cap.  As a consequence of the defaults under the Company’s debt obligations, which are currently the subject of negotiations with the Company’s creditors and were expected to be waived pursuant to a restructuring proposal initiated on February 24, 2003, the failure of that restructuring proposal, the failure to pay principal upon maturity and interest of some debt obligations, the cessation of interest payments on the Company’s debt obligations as of May 15, 2003 and TGS’ current financial condition, the Company has reclassified its outstanding long-term debt obligations as Current Loans in its Balance Sheet as of December 31, 2002.  For interest rate cap, the table presents market to market amounts.   Accrued interest included in each line has been calculated until December 31, 2002 and are based on weighed average interest rates effective as of such date.

US$ equivalent in million
2003
Liabilities

Fixed Rate

Total debt	458.9
Average Interest Rate (%)	10.91%

Variable Rate

Total debt	579.4
Average Interest Rate (%)	8.26%
Derivative Financial Instruments

Interest rate cap (fair value)	0.15

Exchange Rate Risk

Under the Convertibility Law, the value of the peso was pegged at Ps. 1 to US$1.  Under this regime, the Company’s exchange rate risks were mainly related to changes in the value of the US dollar compared to currencies other than the Argentine peso.  In response to the economic crisis in Argentina, however, the government adopted various economic measures, including the repeal of the Convertibility Law and the pesification of the Company’s revenue.  As a result, TGS’s results of operations are very susceptible to changes in the peso/dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of the Company’s liabilities are denominated in dollars.  Despite an increase in average contracted capacity from 60.7 MMm3/d during 2001 to 61.4 MMm3/d during 2002, net revenues from the gas transportation segment, on a constant peso basis, decreased by approximately 44.4% to Ps. 512.9 million for the year ended December 31, 2002, as compared to Ps. 921.7 million for the same period in 2001.  In addition to having US$1,030.8 million in dollar-denominated indebtedness, the Company has US$8.6 million in trade and other payables denominated in foreign currencies.

The Company’s indebtedness increased in terms of peso at December 31, 2002 from the previous fiscal year due to the devaluation of the Argentine peso mentioned elsewhere in this Annual Report.  As of December 31, 2001, TGS’s consolidated total bank and financial debt in foreign currency was US$1,095.1.  As of December 31, 2002, this amount had decreased in terms of US dollars to $US1,030.8, but had increased in terms of pesos to Ps. 3,473.7 million  due to the depreciation of the peso during 2002.  During the same period, net financial expense, on a constant peso basis, increased by approximately 436.6% to Ps. 1,055.4 million as compared to Ps. 196.7 million for 2001.  The impact of foreign exchange difference during the year on the Company’s net monetary position in foreign currency, net of exposure to inflation, amounted to a loss of Ps. 611.2 (in constant pesos as of December 31, 2002).  As of December 31, 2002, consolidated current assets in foreign currency were lower than consolidated current liabilities in foreign currency by US$429.3 (Ps. 1,446.8) in constant pesos as of December 31, 2002).  The amount of indebtedness subject to variable rather than fixed interest rates has not changed materially since last year, but may change as a result of a restructuring of our debt.

93

Item 12.

Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

.  As a result of the continued deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures, including among others the violation of the contractually-agreed terms contained in the Company’s License and the devaluation of the Argentine peso, the Company has not been able to comply with certain covenants contained in most of its debt agreements (each of which is described in Note 6 to the Company's Financial Statements, included elsewhere herein), including the failure to pay principal at maturity and interest with respect to a number of the Company’s debt obligations, and, as a result, such debts are, or are capable of being declared, currently due and payable.  The covenant defaults have occurred on all of the Company’s indebtedness.  Principal payment defaults have occurred on the notes issued under the 1999 Global Program and the note issued under the 1993 Global Program, as well on certain dollar-denominated short term finance, trade and import financing loans and peso loans; interest payment defaults have occurred on the IDB Loans and certain short-term trade and import loans.  The amount principal payments on which the Company has defaulted is US$480.6 million, and the total arrearage on the Company’s indebtedness is US$496.6 million as of the date of this report.

Item 14.

Material Modifications to the Rights of Security Holders and Use of  Proceeds

Not applicable.

Item 15.

Controls and Procedures.

The Company’s chairman and chief financial officer, after evaluating the effectiveness of TGS’s disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-14(c)) within 90 days of the date of this Annual Report, have concluded that, as of that date, TGS’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports the Company submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date the chief executive officer and its chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls and procedures requiring corrective actions.

Item 16.  (Reserved)

Part III

Item 17.

Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.

Financial Statements

The following financial statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-50.

Item 19.

Exhibits

See Exhibit Index

93

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant) By:
/s/ Eduardo Ojea Quintana
Name:	Eduardo Ojea Quintana
Title:	Chief Executive Officer or General Director

/s/ Claudio Schuster
Name:	Claudio Schuster
Title:	Director of Administration and Finance

Dated: June 30, 2003.

93

CERTIFICATIONS

Certification by Eduardo Ojea Quintana

Pursuant To Securities Exchange Rule 13a-14

I, Eduardo Ojea Quintana, certify that:

1.

I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

1.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

1.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Eduardo Ojea Quintana
Eduardo Ojea Quintana
Chief Executive Officer

93

Certification by Claudio Schuster

Pursuant To Securities Exchange Rule 13a-14

I, Claudio Schuster, certify that:

1.

I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ Claudio Schuster
Claudio Schuster
Chief Financial Officer

93

EXHIBIT INDEX

Exhibit

    No.

    1.1

Corporate Charter and bylaws.*

    2.1

US$200,000,000 Floating Rate Notes due 2006 – Indentures*

    2.2

US$150,000,000 Series 1 Floating Rate Notes due 2003 – Indenture**

    2.3

US$150,000,000 Series 2 10.375% Notes due 2003 – Indenture**

    2.4

US$100,000,000 Series 3 Floating Rate Notes due 2002 – Trust Deed*

    2.5

Extension Agreement – Amendment to the Series 3 Trust Deed

    2.6

Loan Agreement, dated as of April 5, 1999 between TGS and the Inter-American

Development Bank***

    2.7

Loan Agreement, dated as of November 2, 1999 between TGS and the Inter-American

Development Bank***

    4.1

Technical Assistance Agreement between TGS and Enron Pipeline Company Argentina

S.A. dated December 28, 1992****

    8.1

List of Subsidiaries of the Company

93

EXHIBIT 2.5.

EXTENSION AGREEMENT

entered into by and among

TRANSPORTADORA DE GAS DEL SUR S.A.

and

THE HOLDERS OF THE SERIES No. 3 FLOATING RATE NOTES

and is acknowledged by

CITICORP TRUSTEE COMPANY LIMITED

dated December 18, 2002

93

This EXTENSION AGREEMENT (the “Agreement”) is made this 18th day of December, 2002

BY AND AMONG

1.

Transportadora de Gas del Sur S.A. (the “Company”), a corporation organized and existing under the laws of Argentina; and

2.

Each of the holders of the Company’s Series 3 Notes listed in Schedule A hereto (the “Noteholders”).

AND ACKNOWLEDGED BY

3.

Citicorp Trustee Company Limited, as trustee (the “Trustee”) for the Series 3 Notes.

WHEREAS

1.

On December 18, 1997, the Company issued US$100,000,000 aggregate principal amount of its Series No. 3 Floating Rate Notes Due 2002 that mature on December 18, 2002 (the “Series 3 Notes”) under the Company’s US$500,000,000 Euro Medium-Term Note Programme authorized by Resolutions No. 10,330 and No. 11,484 of the Argentine Comisión Nacional de Valores dated November 18, 1993 and October 17, 1996, respectively, and pursuant to the Trust Deed dated December 14, 1993 between TGS and Citicorp Trustee Company Limited, as amended by the Supplemental Trust Deed dated July 25, 1995 and the Further Supplemental Trust Deed dated October 23, 1996 (hereinafter, collectively, the “Trust Deed”).

2.

The Series 3 Notes constitute obligaciones negociables under Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (the “Negotiable Obligations Law”), and are entitled to the benefits set forth therein.

3.

The Noteholders are the beneficial owners of 100% of the outstanding principal amount of the Series 3 Notes, as described in Schedule A.

4.

The Company is currently analyzing the impact and the implications to its business, activities and operations of certain circumstances, including but not limited to, the enactment of Law No. 25,561 on Public Emergency and Exchange System Reform, the tariffs negotiations with the Argentine Government, the Argentine political situation, and the negotiations of the Argentine Government with the International Monetary Fund.

5.

While the circumstances mentioned in point (IV) above create a great uncertainty, the Company expects that in a three (3) month period the environment will probably be clearer to make decisions and set a course of action for the Company.

6.

The Company has requested that the Noteholders and the Noteholders have agreed, subject to the terms hereof, to grant the Company a three (3) month extension of the maturity date of the Series 3 Notes for the payment of principal due thereunder and to the establishment of a new interest rate on the Series 3 Notes during such extension.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

Defined Terms.  Capitalized terms used herein that are not defined in this Agreement shall have the meanings assigned to them in the Trust Deed.

Extension of Principal under the Series 3 Notes.  Each of the Company and the Noteholders hereby agrees to extend for three (3) months (the “Extension Period”) the maturity date of the Series 3 Notes for the payment of principal due thereunder originally scheduled for payment on December 18, 2002 (the “Stated Maturity”).  Therefore, the new maturity date on which the Company will be obligated to pay the outstanding principal of the Series 3 Notes will be March 18, 2003 (the “New Maturity Date”).

Interest Rate for the Extension Period; Interest Payment.    Each of the Company and the Noteholders hereby agrees that during the Extension Period the outstanding principal of the Series 3 Notes shall accrue interest at a rate equivalent to three (3) month LIBOR (as determined in the Pricing Supplement for the Series 3 Notes dated December 16, 1997 (the “Pricing Supplement”)) plus 200 basis points (i.e., 2.00%) (the “Extension Rate”). The Extension Rate shall be paid in lieu of the interest rate or any default rate that would otherwise accrue on the Series 3 Notes during the Extension Period.

Interest accrued on the Series 3 Notes during the Extension Period, together with the principal thereof, shall be paid by the Company to each of the respective Noteholders (or such other person as may then be holding Series 3 Notes) on the New Maturity Date.

Covenants.    The Company agrees to be bound by the following covenants.

the Company shall pay interest accrued during the Extension Period pursuant to Section 3 of this Agreement on the New Maturity Date.

the Company shall continue to be bound by all the other terms and conditions of the Series 3 Notes set forth in the Trust Deed and the Pricing Supplement.

During the Extension Period, the Company shall not, and shall not permit any of its Subsidiaries, directly or indirectly, to, (A) make any principal payment in excess of US$3,500,000 in the aggregate on Indebtedness of the Company due under the Eximbank and Hermès financial facilities; (B) make any payment or otherwise expend any funds in excess of US$1,500,000 in the aggregate for the following purposes: (I) the payment of principal on any Indebtedness of the Company or any of its Subsidiaries other than that permitted under (A) above; (II) the purchase or repurchase of any securities of the Company or any of its Subsidiaries; (III) closing out or netting any options, swaps or other derivative transactions to which the Company or any of its Subsidiaries is a party prior to the original maturity or expiration thereof; and (IV) engaging in any transaction the purpose of which is to provide funds to the holder of any Indebtedness of the Company or any of its Subsidiaries or to the counterparty of the Company or any of its Subsidiaries in any derivative transaction, in either case prior to the original maturity or expiration thereof; or (C) except as permitted under (A) or (B) above, agree to the early termination of any credit facility or to any acceleration or shortening in the repayment schedule of any credit facility of the Company or any of its Subsidiaries.

During the Extension Period, the Company shall not, and shall not permit any of its Subsidiaries, directly or indirectly, to, incur any Lien in reliance on the exception contained in Clause 4(a)(ii)(ee) of the Negative Pledge covenant contained in Condition 4(a) of the Terms and Conditions of the Series 3 Notes.

During the Extension Period, the Company shall promptly inform the Noteholders of (A) any involuntary set-off or acceleration of Indebtedness of the Company or any of its Subsidiaries; and (B) any contested or uncontested filing or petition by or with respect to the Company or any of its Subsidiaries under any bankruptcy law.

If Communication “A” 3471 of the Central Bank of the Republic of Argentina (the “Central Bank”), as amended, or any other similar law, decree or governmental communication restricting or limiting the ability of the Company to make payments under the Series 3 Notes (the “Communication”) remains in effect, the Company shall, not later than February 18, 2003 (or such earlier date as shall be required by the Communication), request authorization from the Central Bank, pursuant to the terms of the Communication, to make a transfer of funds from Argentina in order to effect the payment of interest contemplated in Section 3(b) hereof. Copies of such authorization request shall be delivered to the Noteholders within two (2) days of filing the request with the Central Bank. If such authorization, having been timely filed by the Company in accordance with this section, is not granted by the Central Bank and the Company is unable to satisfy its interest payment obligations contained in Section 3(b) hereof solely as a result of the failure of the Central Bank to grant the authorization on a timely basis, the Company shall deposit funds in an amount sufficient to make such payment of interest into an escrow account with a financial institution satisfactory to the Noteholders pursuant to the terms of an escrow agreement in a form and substance satisfactory to the Noteholders. The deposited funds, which shall earn interest at the Extension Rate, shall be held in the escrow account until such time as authorization has been granted by the Central Bank for payment thereof to the Noteholders or payment has otherwise been made to the Noteholders.  For the avoidance of doubt, the Company’s obligations under Condition 7(g) of the Terms and Conditions of the Series 3 Notes shall remain in full force and effect.

The Company and the Noteholders agree that the failure to hold an extraordinary meeting of the Noteholders for the purpose of ratifying the contents of this Agreement in compliance with the procedures contemplated by the Trust Deed and the Negotiable Obligations Law shall not affect the effectiveness or enforceability of this Agreement or any term or provision contained herein.  The Company agrees to take all necessary action with respect to Euroclear, Clearstream Luxembourg and the Trustee to ensure that the provisions of this Agreement are given full force and effect.

Conditions to Effectiveness.  This Agreement shall be effective upon the satisfaction of the following conditions on and after the Signing Date (as defined below):

the Company or its representative shall have received from each of the Noteholders signed counterparts hereof or facsimiles of signed counterparts hereof ;

the Company shall not be in breach of any of its obligations under Section 4 hereof;

on December 18, 2002, the Company shall have paid and each of the Noteholders shall have received a payment representing the interest accrued on the principal amount outstanding of the Series 3 Notes as of such date at the applicable Interest Rate set forth in the Pricing Supplement; and

no later than 9:30 a.m. (New York time) on December 18, 2002, the Company shall have paid to BankBoston Trust Company Limited, for itself and on behalf of the other Noteholders, and BankBoston Trust Company Limited shall have received, an up-front fee in the aggregate amount of US$500,000 (equal to 0.50% of the aggregate outstanding principal amount of the Series 3 Notes) to be paid to the following account:

BankBoston, N.A.

ABA 011-500-010

Account#:  198313989000

Account name:  EMSTR Operations

Reference:  TGS – Fee payment

Enforceability of the  Series 3 Notes.  The  Series 3 Notes shall continue to be in full force and all of the provisions thereof shall remain in effect, except as otherwise provided and modified herein.

Governing Law.  This Agreement shall be governed by and construed in accordance with the English law.

Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

No Surrender of Other Rights.  The agreements made by each of the Noteholders under this Agreement are effective only in the instance, for the purposes and for the time for which they are given under this Agreement and, save as specifically provided herein, the entering into this Agreement by each of the Noteholders shall not be deemed as a surrender of their other individual rights, actions and remedies under the Series 3 Notes or the Trust Deed.

Miscellaneous.   This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns (provided, in the case of any Noteholder, that any such successor or assign beneficially owns Series 3 Notes of such Noteholder) and is not intended to confer, and shall not be deemed to confer, any benefits upon, or create any rights in or in favor of, any person other than the parties hereto and such successors and assigns.

This Agreement may only be modified with the written consent of the parties hereto and their successor and assigns.  Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party or relevant successor or assign against which enforcement of the change, waiver, discharge or termination is sought.

[LEFT BLANK ON PURPOSE]

#

IN WITNESS WHEREOF, the parties hereto have caused this Extension Agreement to be duly executed as of the date first above written.

TRANSPORTADORA DE GAS DEL SUR S.A.

Name:
Title:

BANKBOSTON TRUST COMPANY LIMITED

Name:
Title:

DRESDNER BANK LUXEMBOURG S.A.

Name:
Title:

BANK OF AMERICA, N.A.

Name:
Title:

ROYAL BANK OF CANADA (CARIBBEAN) CORPORATION

Name:
Title:

ING BANK NV CURAÇAO BRANCH

Name:
Title:

#

SCHEDULE A

NOTEHOLDERS
OF THE
 SERIES 3 NOTES

Amount of Series 3 Notes held
BankBoston Trust Company Limited:	US$30MM
Dresdner Bank Luxembourg S.A.:	US$30MM
Bank of America, N.A.:	US$20MM
Royal Bank of Canada (Caribbean) Corporation:	US$15MM
ING Bank NV Curaçao Branch:	US$5MM
Aggregate amount:	US$100MM

#

EXHIBIT 8.1

SUBSIDIARIES

The following are TGS subsidiaries:

Company Name	Country of incorporation	Proportion of Ownership Interest
Telcosur S.A.	Argentina	99.98%
LINK.	Argentina	49.00%
ISONIL	Argentina	49.00%

#

Price Waterhouse & Co.
Firma miembro de PriecewarerhouseCoopers
Av. A. Moreau de Justo 270, Piso 2°
C1107AAF Ciudad de Buenos Aires
Tel. (54-11) 4319-4600
Fax (54-11) 4315-6448 / 9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows, present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of Transportadora de Gas del Sur S.A. as of and for the year ended December 31, 2000, before restatement and reclassifications, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 31, 2001.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has been negatively impacted by the deterioration of the Argentine economy, the Argentine government’s adoption of various economic measures including the violation of the contractually-agreed License terms and the devaluation of the Argentine peso.  In view of these circumstances, the Company has not been able to maintain the financial ratios required by its outstanding debt agreements and in May, 2003 had announced the suspension of payment on its financial debt. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.  Management's plans in regard of these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of net (loss) income for each of the two years in the period ended December 31, 2002 and the determination of shareholders' equity at December 31, 2002 and 2001 to the extent summarized in Note 14 to the consolidated financial statements.

PricewaterhouseCoopers

Buenos Aires, Argentina

June 10, 2003

“This report is a copy of a previously issued Andersen (or a foreign affiliate) accountant’s report and that the report has not been reissued by Andersen (or its foreign affiliate)”

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of

TRANSPORTADORA DE GAS DEL SUR S.A.:

We have audited the accompanying consolidated balance sheets of TRANSPORTADORA DE GASDEL SUR S.A. (an Argentine Corporation) and its subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 2000, 1999 and 1998, all expressed in Argentine pesos as described in Note 2.a)to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of TRANSPORTADORA DE GAS DEL SUR S.A. and its subsidiary as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Certain accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles applicable to consolidated financial statements in Argentina, but do not conform with generally accepted accounting principles in the United States of America. A description of the significant differences and a reconciliation, as permitted by the Securities and Exchange Commission of the United States of America, of shareholders' equity as of December 31, 2000 and 1999 and consolidated net income for the years ended December 31, 2000, 1999 and 1998 to generally accepted accounting principles in the United States of America are set forth in Note 12 to the consolidated financial statements.

Buenos Aires,

January 31, 2001

PISTRELLI, DIAZ Y ASOCIADOS

EZEQUIEL A. CALCIATI

Partner

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (“ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders upstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and transportation and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Pecom Energía S.A. (formerly Perez Companc S.A.) (“Pecom Energía”) and Enron Corp. (“Enron”) hold approximately 70% of the Company’s common stock. CIESA is owned 50% by Pecom Energía and a subsidiary and 50% by subsidiaries of Enron. Local and foreign investors hold the remaining ownership of TGS’ common stock.

2.

ARGENTINE ECONOMIC FRAMEWORK

Argentina is immersed in a critical economic situation characterized by a massive external debt burden, high interest rates, a significant decline in deposit levels, country risk indicators far above normal average and an economic recession that already has lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and to a large rise in the level of unemployment. These circumstances have affected the government’s ability to comply with its commitments and access to external financing.

Since December 3, 2001, economic and fiscal measures were implemented to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.  The Government subsequently suspended the payment of its foreign  debt.

On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law 25,561 (“The Public Emergency Law”), that involved an in-depth change to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. In February 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system) and Decree 260 (Exchange Regime), substantially modifying some of the measures implemented by the Public Emergency Law. These decrees are still being complemented by other regulations being issued by the various control agencies, some of which may still be pending as of the date of issuance of these consolidated financial statements.

The serious financial crisis, capital flights and the Argentine government’s default on public debt payments, led to an abrupt increase of nominal exchange rates. At the same time, the Argentine Central Bank’s (“BCRA”) reserves decreased, reaching a minimum level of US$ 9 billion in July 2002. This situation led to a significant devaluation of the peso. To confront this scenario, the Argentine government issued new exchange measures aimed at the level of reserves, which at November 30, 2002 amounted to US$10 billion.  During the year 2002, the peso suffered devaluation of approximately 237%, reaching an exchange rate of Ps. 3.37 per U.S. dollar at December 31, 2002.

A significant inflation event was another direct consequence associated with the end of the convertibility regime.  During 2002 the Consumer Price Index (“CPI”) reached 40.7% while the Wholesale Price Index (“WPI” or “IPIM”) reached 118.2%. This level of inflation reflected the effect of peso devaluation on production costs, as well as the significant change of relative prices in the Argentine economy.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

2.

ARGENTINE ECONOMIC FRAMEWORK (Continued)

Listed bellow are some of the measures adopted by the Government that are in force at the date of issuance of these consolidated financial statements that affected the Company’s financial condition and results of operations.

Exchange regime

Decree No. 260 issued by the Government in February 2002 established a single free exchange market system through which all transactions involving the exchange of currency are to be traded at a rate of exchange to be freely agreed, observing the requirement to be laid down by the BCRA.  At the beginning of 2002, the BCRA established strong restrictions for transfers of funds abroad.  Any payment of either principal or interest in respect to external financial debt was to be made under its approval.  In December 2002, the BCRA started easing some of these restrictions and consequently its approval for interest payments is no longer required. Moreover, in some cases, its approval for certain principal payments is not necessary, either.

Deposits in Argentine financial institutions

Under Decree 214, US dollar or other foreign currency-denominated deposits made in Argentine financial institutions were converted to pesos at the exchange rate of Ps. 1.4 per US$ 1 or its equivalent in such other currency.  Furthermore, until December 2002, the availability of certain bank and savings accounts and time deposits was restricted.  The original due dates for such deposits has been rescheduled and will be returned to their owners in installments which amounts and maturity dates depend on the balance of each time deposit.  Since February 3, 2002, a reference stabilization ratio ("CER") and statutorily specified interest rate are being applied to such re-scheduled deposits.  The CER is an index, which measures the daily variation obtained from the monthly change in the CPI, as published by the Association of Statistics and Census (“INDEC”).

Financial debts in foreign currency with Argentine financial institutions

Pursuant to Decree 214, U.S. dollar or other foreign currencies-denominated debts owed to any financial institution within the Argentine financial system were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in such other currency. Since February 3, 2002, the CER and a statutorily specified interest rate are being applied thereon.

Regulatory framework

The Public Emergency Law provided for the suspension of any adjustment determined on the basis of U.S. dollar or any other foreign currency variation or based on price index in other countries, or any other adjustment mechanism to public services tariffs.  Also, as provided by such law, tariffs are set in pesos at the rate of Ps. 1 to US$ 1.  In addition, the Public Emergency Law authorizes the National Government to renegotiate the contracts for public services, considering the following criteria: i) the impact of tariffs on the economic competitiveness and the distribution of income, ii) the quality of the services and investment plans, if regulated by contract, iii) the users’ interests and the availability of services, iv) the safety of the systems, and v) the profitability of utility companies. For further information, see Note 7.

Credits and debts not related to the financial system

Obligations to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of Ps. 1 to US$ 1 or its equivalent in such other foreign currency. The CER must be applied to these balances as from February 3, 2002. If through this provision, the resulting value of the item, good or service is higher or lower at the time of payment, either of the parties can request a fair readjustment of the price. If no agreement is reached, the case will be submitted to the Courts.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

2.

ARGENTINE ECONOMIC FRAMEWORK (Continued)

Deferral of the deduction of exchange differences for income tax purposes

The net negative results caused by the devaluation of the peso will be deductible for income tax purposes over five years, beginning in 2002.

Impact on the Company’s financial condition and results of operations

Changes in the country’s economic conditions and the circumstances described above have affected the Company’s financial and economic condition and raise a certain degree of uncertainty in respect to the future development of its business.

TGS's management is currently implementing an action plan to mitigate the negative impact of this situation on the Company’s results. Although management considers that the action plan to be implemented will contribute to mitigate that negative impact, no assurance can be given as to the success of such action plan in meeting the objectives once it is implemented.

As a result of the large peso devaluation, the Company’s financial condition and results of operations have been severely affected as well as its cash flow generation required to face payments under its outstanding financial agreements, which are mostly dollar-denominated. TGS has been unable since early 2002 to maintain financial ratios required under its debt agreements, meaning that its debt has been capable of being declared due and payable. Furthermore, as of April 15, 2003, TGS failed to pay principal due upon maturity of its Series 1 Notes, Series 2 Notes and Series 3 Notes (as further described below in “Debt Issuance under Global Programs”, Note 6) and on May 15, 2003, TGS has defaulted and has declared its intention to halt on interest payments on its debt. To align its expected cash from operations to its financial needs, on February 24, 2003 the Company presented to its creditors a global restructuring proposal aimed at restructuring a substantial portion of its financial indebtedness (for further description about the Restructuring Proposal (the “Restructuring Proposal”), see “TGS’s Global Debt Restructuring Proposal”, Note 6).  However, on May 14, 2003, TGS announced the withdrawal of its Restructuring Proposal due to the lack of creditors’ acceptance.   As a consequence of these events, the Company has reclassified its outstanding financial indebtedness as current loans in its consolidated balance sheet as of December 31, 2002. In addition to this reclassification of a significant portion of its long-term debt, the Company has made an accrual of default interest on its debt obligations  that require a demand for payment of such default interest, which demand has not been made, in order for such interest to be due and payable. As a result, these consolidated financial statements for the year ended December 31, 2002 have been restated and supersede any previously disclosed consolidated financial statements relation to such period in the form of the 6-K dated March 24, 2003.

The accompanying financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business and do not reflect any adjustment that might result should the Company be unable to continue as a going concern.

The impacts generated by the measures adopted by the Argentine Government on the Company’s financial condition and results of operations as of and for the year ended December 31, 2002 have been calculated based on the assessments made by the Company’s management at the date of preparing the financial statements. Actual results may materially differ from such evaluations and estimates.  Therefore, the Company’s financial statements may not include all adjustments that could result from these adverse conditions. Furthermore, at this time it is not possible to foresee the future development of the country’s economy, neither the result of the License and covenants renegotiations process, nor the consequences on the Company’s financial condition and results of its operations.  Consequently, any decision taken on the basis of these consolidated financial statements must consider the effects of these measures and their future development, and the Company’s financial statements must be read in the light of these uncertain circumstances.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina ("Argentine GAAP"), and the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 14 to these consolidated financial statements.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting years.  Actual results could differ from those estimates.

The consolidated financial statements include the accounts of TGS and its subsidiary TELCOSUR S.A. (“TELCOSUR”), which has been consolidated following the methodology established in Technical Resolution (“TR”) No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). The accounting policies used by TELCOSUR are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2002, 2001 and 2000 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2002	2001	2000

TELCOSUR S.A.	99.98	99.98	99.98	December 31,	Don Bosco
					3672, 6th Floor,
					Buenos Aires

In April 2000, ENARGAS issued Resolution No. 1,660 (“the Resolution”) approving a chart of accounts and an accounting manual, including certain valuation, recording and disclosure criteria applicable to gas transportation and distribution companies, effective January 1, 2001.  Regarding specific criteria for valuation of property, plant and equipment (described in Note 3.h), the Resolution became effective January 1, 2000.  Additionally, on September 18, 2000, ENARGAS issued Resolution No. 1,903 to clarify the definitions and guidelines set forth in the Resolution.

ENARGAS, through the above-mentioned resolutions, requires that, organizational, pre-operating costs and re-organization costs should not be considered as intangible assets. Consequently, ENARGAS required that the net book value of these items at December 31, 2000 should be completely amortized during fiscal year 2001. In October 2000, the Company filed an appeal before ENARGAS against Resolution No. 1,903, requesting the overruling of such amortization criteria. As of December 31, 2000, Ps. 52,665 for these items remain in "Intangible assets, net". In December 2000, TGS requested CNV to intercede with ENARGAS in order to continue to present its intangible assets in accordance with the governing Argentine GAAP.  The Company began amortizations of its organizational and pre-operating costs over a five-year period effective from January 1, 2001. During May 2001, the CNV determined that the new amortization period applied by TGS is reasonable.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant currency, recognizing the overall effects of inflation up to August 31, 1995.  As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001. As established by Resolution No.3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV, as from January 1, 2002 the Company resumed the recognition of the effects of inflation in these financial statements, following the provisions of TR. No. 6, as amended by TR. No. 19, both issued by the Argentine Federation. Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

The restatement methodology is computed at each balance sheet date, using the Argentine WPI published by the INDEC, as follows:

-

Non-monetary items and consolidated statement of operations amounts are adjusted to reflect the then-current general purchasing power.

-

Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

-

Monetary gains or losses are recognized in the consolidated statement of operations, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of operations within “Net financial expense”.

The Company used a conversion factor of 2.1821 to restate prior period’s financial statements presented for comparative purposes in constant Argentine pesos as of December 31, 2002.

b)

Derivative financial instruments

The Company uses derivative financial instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. Currently, TGS has two interest rate cap agreements outstanding.  In the past, the Company also entered into cross currency swaps, foreign currency forward-exchange contracts and interest rate lock agreements. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. See Note 6 for details on the Company’s derivative instrument activity.

Premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. Interest rate swap and cap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. Gains and losses related to interest rate lock agreements are deferred and amortized as an adjustment to interest expense over the same period in which the related interest costs of the new debt issuance are recognized in earnings. The fair value of the derivative instruments is not recognized in the accompanying consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest if applicable, are translated at the prevailing exchange rates as of year-end. Transactions denominated in foreign currencies are translated into pesos at the prevailing exchange rates on the date of transaction settlement. Foreign currency exchange gains and losses are recorded within “Net financial expense” in the accompanying consolidated statements of operations.

In accordance with Resolution MD No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, assets and liabilities denominated in foreign currencies as of December 31, 2001 were valued at the exchange of one Argentine peso per U.S. dollar, or its equivalent in other currencies (the exchange rate in effect when the exchange market was suspended).

Assets and liabilities denominated in foreign currencies are disclosed in Note 13.g).

d)

Earnings and dividends per share and per ADS

Earnings and dividends per share and per American Depositary Shares (“ADS”) have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares.

e)

Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain NGL production and commercialization contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively.  For other NGL production and other services contracts, revenues are recognized when services are rendered.

f)

Inventories

Inventories consist of natural gas in the pipeline system owned by TGS in excess of line pack, which is classified as property, plant and equipment, and NGL obtained from natural gas processing at the Cerri Complex. The Company values these inventories at replacement or reproduction cost, as applicable, at the end of each year.  The carrying value of inventories does not exceed its recoverable value.

g)

Non-current investments

Non-current investments include government bonds. As of December 31, 2001, since the Company had the intention to utilize such bonds to pay future tax obligations, these investments were valued at its nominal value plus accrued interest. During 2002 and considering the government did not pay the interest on these bonds, the Company recognized a write down of Ps. 26,821 to reflect these investments at their estimated fair value.

The investments in Gas Link S.A. ("LINK") and Isonil S.A. (“Isonil”) have been accounted for under the equity method, following the provisions established by TR No. 5 of the Argentine Federation. These investments have been valued based on their respective financial statements as of such dates, which were prepared applying similar criteria to those used by the Company to prepare its consolidated financial statements. At December 31, 2002 and 2001, the investment in LINK has been adjusted by Ps. 6,209 and Ps. 1,781, respectively, due to the elimination of intercompany profits, following the provisions established by TR No. 5 of the Argentine Federation. Due to these adjustments, the Company’s equity interest in LINK is negative. Such balance is disclosed under the caption “Other liabilities”.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: its value was determined based on the price paid for the 70% of the Company’s common stock which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which when added to the Initial Debt assumed under the Transfer Contract of US$ 395.0 million resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 3.a).

-

Line pack: represents the natural gas in the transportation system estimated necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 3.a).

-

Capitalization of exchange loss: in accordance with Resolution No. 1/2002 of the CPCECABA and Resolution No. 392 of the CNV, the Company has recognized the effects of the devaluation of the peso as from January 1, 2002. Resolution No. 3/2002 of the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso as from January 6, 2002 and other effects derived from such devaluation, to the extent they are related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  In both cases, the amount of the exchange loss capitalized as part of the value of an asset may not exceed the recoverable value of such assets.

TGS has elected to capitalize an exchange loss of approximately Ps. 584,067 in property, plant and equipment at December 31, 2002 (using the alternative criteria). For this purpose, the Company has considered exchange differences arising as from January 6, 2002 in connection with foreign currency liabilities existing as of such date. It was assumed that the proceeds from such liabilities were used in the first place to cover working capital requirements and secondly to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Exchange losses not capitalized as property, plant and equipment during the year were charged to expense and are included in “Net financial expense” in the accompanying consolidated statement of operations.

-

Additions: valued at acquisition cost restated for the effects of inflation as described in Note 3.a). The Company capitalizes the net cost of debt used to finance works in progress until such assets are ready to be placed in service. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, the Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions about which costs should be considered as improvements or maintenance expenses.

-

Depreciation: the Company applied the straight-line method with a composite depreciation rate for all assets allocated to transportation service and to the NGL production and commercialization until December 31, 1999.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Property, plant and equipment, net (Continued)

Regarding the assets allocated to natural gas transportation service, the Resolutions No. 1,660 and No. 1,903 issued by ENARGAS established maximum useful lives applicable to each component of such assets to be applied effective January 1, 2000, which are lower than the useful lives applied by the Company through December 31, 1999. The impact of higher depreciation expense, derived from the application of such useful lives on the Company’s consolidated net income for the year ended December 31, 2000, amounted to Ps. 38.4 million. The new useful lives applied by the Company, disclosed in Note 13.a), do not exceed the maximum useful lives, determined in such resolutions. The resolutions also outline specific criteria for asset retirements. During fiscal year 2000, in compliance with the provisions stated by ENARGAS in the mentioned resolutions and maintaining the straight-line method, the Company changed the above mentioned composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the gas transportation service. The impact of the change in depreciation criteria for the assets allocated to the gas transportation service on the Company’s retained earnings as of December 31, 1999 and the consolidated net income for the year ended December 31, 2000 was not material.

Regarding the assets allocated to NGL production and commercialization, during fiscal year 2000, the Company maintained the straight-line method, although it changed the composite depreciation rate, for individual depreciation rates for each component of the assets allocated to the NGL production and commercialization. The impact of the change in depreciation criteria for such assets on the Company’s retained earnings as of December 31, 1999 and the consolidated net income for the year ended December 31, 2000 was not material.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method at the rates disclosed in Note 13.a). Gain or loss on retirements on these assets is recognized in income when such retirements occur.

Exchange loss capitalized is depreciated over the remaining useful lives of the assets that led to such capitalization.

-

Interest capitalization: the Company capitalized the net cost of external financing of construction in "Property, plant and equipment, net" until such construction is ready to be put into service. As mentioned in Note 3.n), the capitalized interest during the years ended December 31, 2002, 2001 and 2000 amounted to Ps. nil, Ps. 12,394 and Ps. 7,199, respectively.

-

Repair and maintenance costs: these costs are expensed based on Resolution No. 1660 and Resolution No. 1903 issued by the ENARGAS. Accordingly, the Company expenses the repair and maintenance costs incurred in the main components of the gas transportation system based on the following criteria:

-

For transmission pipelines and high pressure branches, maintenance costs include main replacements performed in pipelines sections shorter than 100 continuing meters,  recoating works in less that or equal to 2,000 continuing meters of main,  smart-pig inspection works, hydrostatic tests, conditioning works in water-crossings, reinforcements and nipples installations.

-

For compressing plants, overhauls when the supplies replacement costs of the turbine compressors is less than 50% of the cost of a new similar unit and does not exceed Ps. 150.  This excludes the dismantling and/or repair of the supplies restored.

-

For measurement instruments, costs of repairs or replacements made on them.

-

For measurement and regulation stations, all expenditures related to supplies which value do not exceed 50% of the replacement cost of similar units are expensed as incurred. If such value exceeds 50% of the replacement cost of similar units but is under Ps. 10,000, the related amount is also charged to income.

Based on the projections in line with Note 2, the Company’s management believes that the recorded value of property, plant and equipment, taken as a whole, does not exceed its recoverable value.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)

Intangible assets

Intangible assets are valued at their historical cost, restated for the effects of inflation as described in Note 3.a), less accumulated amortization. As described at the beginning of this note, the amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 is being amortized over a five-year period.  As a consequence of this change in estimates, the Company recognized a higher amortization expense during the year ended December 31, 2001 of Ps. 8.3 million, as compared to the amortization expense recognized during the year ended December 31, 2000. The costs of hedging interest rates are deferred over the related loans term.  Arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, are deferred over the term of the related debt

j)

Income tax provision

The Company and its subsidiary calculate their income taxes on a separate tax basis, without recognizing deferred taxes. The statutory income tax rate was 35% for all years presented.

During the year ended December 31, 2002, the Company and its subsidiary did not recognize income tax expense due to its net loss for such year. TGS’ tax loss carryforward results from the peso devaluation, which caused a significant exchange loss that was recognized during 2002 in “Net financial expense” in the accompanying consolidated statement of operations.  According to the provisions set forth by the Public Emergency Law in Article No. 17, such loss will be deductible for income tax purposes during the next five years.

Income tax provision, net of advanced payments, included in "Taxes payable" amounts to Ps. nil and Ps. 21,376 as of December 31, 2002 and 2001, respectively.

k)

Asset tax provision

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”), which became effective for fiscal periods ending after December 30, 1998. The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentinean entity as of the end of the year. Pursuant to this law, the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of future income tax charges. Originally asset tax carryforwards were available for utilization within a four-year period. Pursuant to Law No. 25,360 effective December 2000, the utilization period has been extended to ten years.

On November 29, 2002, the Company obtained the benefits from a special program designed to improve competitiveness and employment, and consequently the asset tax rate has been reduced from 1% to 0.5%. At December 31, 2002, TGS and its subsidiary accrued approximately Ps. 10.5 million in consolidated asset tax liability, which is included in “Taxes payable” in the accompanying consolidated balance sheet. Since in the opinion of management it is more likely than not that the Company will utilize such asset against future income tax charges within the next ten years, the Company has recognized the asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

a)

Allowances and provision for contingencies

The Company provides for losses relating to its accounts receivable and governments bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcome of these matters and the experience of the Company’s legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Information about allowances and provisions is disclosed in Notes 9 and 13.e.

m)

Shareholders' equity accounts

These accounts have been restated for the effects of inflation as described in Note 3.a), except for "Common stock" which is stated at original cost. The adjustment derived from its restatement has been disclosed in the account "Inflation adjustment to common stock".

n)

Statement of operations accounts

Statements of operations accounts have been restated for the effects of inflation as described in Note 3.a).

The breakdown of "Net financial expense", separated between those financial results generated by assets and by liabilities, for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Generated by assets
Interest income…………………………………………………..	15,324	11,669	10,269
Loss on exposure to inflation…………………………………..	(216,300)	-	-
Holding losses (i)……………………………………..…………	(37,150)	-	-
Foreign exchange gain, net of inflation……………………….	78,702	-	-
Total………………………………………………………………	(159,424)	11,669	10,269

Generated by liabilities
Interest expense (ii)……………………………………….……..	(296,278)	(183,604)	(201,096)
Gain on exposure to inflation………………………….……….	113,199	-	-
Foreign exchange loss, net of inflation (iii)……….………….	(689,909)	(4.785)	(6,946)
Intangible assets amortization…………………………………	(16,582)	(14,333)	(11,962)
Others…………………………………………………………….	(14,505)	(5,625)	(1,739)
Total………………………………………………………………	(904,075)	(208,347)	(221,743)

Total net financial expense……………………………………	(1,063,499)	(196,678)	(211,474)

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

3.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)

Statement of operations accounts (Continued)

(i)

Includes a write down of government bonds amounting to Ps. 26,821.

(ii)

Interest expense is disclosed net of capitalized interest. Capitalized interest amounted to Ps. nil, Ps. 12,394 and Ps. 7,199 for the years ended December 31, 2002, 2001 and 2000, respectively.

(iii)

Foreign exchange loss for the year 2002 is disclosed net of exchange losses that were capitalized in property, plant and equipment as described in Note 3.h).

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

4.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's principal business is to provide natural gas transportation service through its pipeline system. Also, the Company produces and commercializes NGL at the Cerri Complex and renders other non-regulated services.

Operating income consists of net revenues less operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, equity in losses of affiliated company, net financial expense and income tax expense.

Assets allocated to each segment are those used by the Company to develop each business. Assets that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments, among others.

There were no revenues between the business segments during the reported years.

Year ended December 31, 2002	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	512,911	335,966	57,703	-	906,580
Operative income (loss)	269,145	191,455	13,459	(41,402)	432,657
Depreciation of property, plant and equipment	146,263	28,710	15,435	9,524	199,932
Additions to property, plant and equipment (include work in progress)	96,745	2,644	3,795	1,425	104,609
Identifiable assets…………………………...	4,456,678	469,180	246,603	233,183	5,405,644
Year ended December 31, 2001	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	921,695	224,523	35,716	-	1,181,934
Operative income (loss)	666,110	86,601	5,511	(64,433)	693,789
Depreciation of property, plant and equipment	123,575	23,549	8,139	11,367	166,630
Additions to property, plant and equipment (include work in progress)	334,165	9,918	72,950	2,893	419,926
Identifiable assets	4,145,226	392,296	192,315	206,592	4,936,429

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

4.

CONSOLIDATED BUSINESS SEGMENT INFORMATION (Continued)

Year ended December 31, 2000	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	838,123	148,974	59,545	-	1,046,642
Operating income (loss)	600,328	88,907	9,476	(54,121)	644,590
Depreciation of property, plant and equipment.............................................…….	113,893	23,124	7,755	13,587	158,359
Additions to property, plant and equipment (include work in progress)	104,579	7,081	16,551	5,194	133,405
Identifiable assets………………………….	3,952,497	433,354	124,011	120,552	4,630,414

The Company provides credit in the normal course of its gas transportation business principally to gas distribution companies, Pecom Energía, Profertil S.A. (“Profertil”) and Repsol YPF S.A. (“YPF”). Concentration of credit and principal customers gross revenues from gas transportation for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Trade receivables		Gross revenues
Gas Transportation:	2002	2001	2002	2001	2000
MetroGas S.A.	18,058	39,509	221,129	376,480	369,659
Camuzzi Gas Pampeana S.A.	7,996	21,801	97,418	166,254	161,600
Gas Natural BAN S.A.	12,646	13,520	77,442	122,691	110,312
Pecom Energía	6,316	5,394	30,436	45,916	41,314
Camuzzi Gas del Sur S.A.	12,353	6,821	21,240	34,165	33,838
Profertil	1,240	2,464	14,695	28,751	18,696
YPF.	1,064	4,133	14,869	18,696	23,741

The principal customers in the NGL production and commercialization segment are Polisur S.A., Petrobras International Finance Company (“Petrobras”) and YPF. The amounts of trade receivables and gross revenues for these customers for the years ended December 31, 2002, 2001 and 2000 are as follows:

	A. Trade receivables		B. Gross revenues
NGL Production and Commercialization:	2002	2001	2002	2001	2000
Polisur S.A..	12,831	8,765	58,765	66,934	27,527
RYTTSA	-	3,221	-	46,570	-
Petrobras.	22,664	5,913	80,801	19,515	44,205
YPF.	3,219	3,216	26,702	17,376	42,003

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

5.

SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to the year’s net (loss) income to obtain the cash flows from operating activities.

Cash paid for income tax and interest during the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Income tax.	21,871	151,359	168,414
Interests (net of amount capitalized)	285,467	205,272	218,155

Non-cash investing activities for the years ended December 31, 2002, 2001 and 2000 include acquisitions of property, plant and equipment included in accounts payable amounting to Ps. 25,682, Ps. 15,663 and Ps. 36,473, respectively.

6.

LOANS

At December 31, 2002, TGS is a party to various debt agreements with a total outstanding amount of Ps. 3,510,853.  As a consequence of the withdrawal of the Restructuring Proposal (for a detailed description about such proposal, see “TGS’s Global Debt Restructuring Proposal”, in this note below), the failure to pay principal due upon the maturity of the Series 1 Notes, Series 2 Notes and Series 3 Notes and the announcement of the Company’s failure to pay, and the intention to halt deferring of interest payments due under its financial agreements, TGS has reclassified a substantial portion of its indebtedness as Current Loans in its consolidated balance sheet as of December 31, 2002.

Detailed information of TGS’ s debt profile as of December 31, 2002 and 2001 is as follows:

	2002	2001
Current loans:
-Inter-American Development Bank (“IDB”) Loans due through 2011 (interest rate between 5.15% and 10.19%)	1,098,620	-
-1999 Global Program: Series 1 Floating rate notes due 2003, interest rate of 4.40%	505,500	-
-1999 Global Program: Series 2 due 2003, interest rate of 10.38% (1)	505,500	-
-2000 Global Program: TGS Note Floating rate notes due 2006, current interest rate of 3.95%	674,000	-
-1993 Global Program: Series 3 Floating rate notes due Dec 2002, interest rate of 3.41%	337,000	218,210
-Other bank borrowings (average interest rates of 6.25 % in 2002) (2)	362,027	332,439
-Other bank borrowings due through 2006 (interest rates between 2.66 % and 3.86%)	28,206	-
Total Current Loans	3,510,853	550,649
Non Current loans: …………………………………………………………………………..
-Inter-American Development Bank (“IDB”) Loans due through 2011	-	711,365
-1999 Global Program: Series 1 Floating rate notes due 2003	-	327,315
-1999 Global Program: Series 2 due 2003	-	326,898
-2000 Global Program: TGS Note Floating rate notes due 2006	-	436,420
-Other bank borrowings due through 2006	-	28,902
-Leases…………………………………………………………………………………………...	2,427	8,163
Total Non Current Loans………………………………………………………………………	2,427	1,839,063
Total Loans…………………………………………………………………………………….	3,513,280	2,389,712

1 Net of issuance discounts.

2 Includes accrued interest on Global Programs, current obligations under lease contracts and other current borrowings

A description of most significant financial agreements outstanding at December 31, 2002 is included below:

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

6.

LOANS (Continued)

-

Debt issuance under Global Programs:

1993 Global Program

At the Shareholders’ Meeting held on August 27, 1993, the establishment of a Global Program for the issuance of short and medium Term Notes (Eurocommercial Papers ("ECP") and Euro Medium Term Notes ("EMTN"), respectively) was approved. The Program allowed an aggregate notional outstanding amount at any given time of US$ 350 million.  At the Shareholders’ Meeting held on March 6, 1996, the maximum amount of this Program was increased to US$ 500 million.  The Global Program had been approved by the Bolsa de Comercio de Buenos Aires ("BCBA") and the CNV.

The outstanding Series 3 Notes under this Global Program as of December 31, 2002, consists of five-year registered notes originally due December 18, 2002, in one payment for an aggregate amount of US$ 100 million bearing interest at six-month LIBOR plus 0.65% through the first year, stepping up to 0.85% in the fifth year.  The notes were authorized for trading in the BCBA.  Net proceeds from the placement were used to debt refinancing, to finance capital expenditures and working capital needs.  As agreed between the Company and its creditors, the original maturity date was extended until March 18, 2003 at a 3.41% cost per annum.  At such date, the Company paid accrued interest while the principal due under the agreement was included in the Restructuring Proposal, as described below.

1999 Global Program:

The Shareholders’ Meeting held on February 17, 1999, ratified the authorization given by the Shareholders’ Meeting held on February 17, 1998, for the creation of a new US$ 500 million Global Program, to replace the 1993 Global Program which expired at the end of 1998. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2002, consist of the following:

-

Series 1: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, maturing in a single payment on March 27, 2003. The notes bear interest at 30, 60, 90 or 180 days LIBOR, as the Company may choose, plus 2.25% through the first year, stepping up to 3% in the third year. The BCBA authorized the public trading of this issuance. Net proceeds from this transaction were applied to refinance the issuance under the 1997 Global Program, created in February 1997 for a term of 36 months and whose last issuance was cancelled on March 27, 2000. At maturity date, the Company paid accrued interest while the principal due under the agreement was included in the global debt restructuring, as described below. The Company is still in the process of attempting to restructure the terms of this debt obligations.

-

 Series 2: Medium-term (3 years) registered notes in an aggregate principal amount of US$ 150 million, issued at a price of 99.694%, maturing in a single payment on April 15, 2003. The notes bear interest at an annual fixed rate of 10.38%, payable semi-annually. The Luxembourg Stock Exchange, BCBA and Mercado Abierto Electrónico have authorized the public trading of this issuance. Net proceeds from this transaction were exclusively used to prepay and partially refinance the second issuance under the 1996 Global Program, which matured in June 2000. On April 15, 2003, the Company paid accrued interest and the principal due under the agreement was included in the Restructuring Proposal, as described below. The Company is still in the process of attempting to restructure the terms of this debt obligations.

2000 Global Program:

The Shareholders’ Meeting held on February 22, 2000, approved the creation of a new Global Program for the issuance of short and medium-term notes for a maximum outstanding amount of US$ 300 million, in order to replace the 1997 Global Program. The CNV, the BCBA and the Luxembourg Stock Exchange have authorized this program. The outstanding notes under this Global Program as of December 31, 2002, consist of the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

6.

LOANS (Continued)

-

TGS Note Medium-Term (5 years) registered note in an aggregate principal amount of US$ 200 million with final maturity on April 24, 2006, which was privately placed. Debt will be paid in five equal semi-annual installments with a 36-month grace period.  The note bears interest at LIBOR plus 1.955% annual, payable quarterly. The note was acquired by the financial trust “Titan TGS 2001” and is the underlying asset of the Class “A” and “B” notes issued by such trust.  Class “A” notes are covered through insurance provided by “Overseas Private Investment Corporation” (“OPIC”), that covers risk of non- convertibility of local currency, transfer restrictions imposed by the government and expropriation. Proceeds from this transaction has been applied to finance the investment plan for the period 2001-2003. Pending the application of these funds to such purpose they were partially used to repay the first issuance under the 1996 Global Program that amounted to US$ 150 million and matured on April 25, 2001. The Company is still in the process of attempting to restructure the terms of this debt obligations.

-

IDB loans:

In the first half of 1999, TGS received funds from the IDB loan agreement, for a total amount of US$ 226 million. The loan matures in 12 years, with a five-year grace period that results in an eight and a half-year average life. The IDB loan agreement is structured through an “A” loan disbursement totaling US$ 50 million, which is funded by the IDB, and a “B” loan disbursement totaling US$ 176 million, which was raised through a private placement to foreign investors. IDB is the lender of record and administrator for both “A” and “B” loans disbursements. The transaction was priced at 450 basis points over an average US Treasury bond interest rate settled at 5.15% (for US$ 200 million) and at 375 basis points over LIBOR (for the remaining US$ 26 million). Proceeds from this loan were utilized in financing part of the capital expenditures over the period 1998-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities. The Company is still in the process of attempting to restructure the terms of this debt obligations.

Additionally, in November 1999, TGS received another loan which totals US$ 100 million from the IDB loan agreement mentioned above. The loan matures in eleven and a half years, with a four and a half-year grace period and an eight-year average life. The IDB loan agreement is structured through an “A” loan disbursement of US$ 25 million, which is funded directly by the IDB, and a “B” loan disbursement of US$ 75 million, which was raised through a private placement to foreign investors. The transaction was priced at 420 basis points over an average US Treasury bond interest rate settled at 5.99%. Proceeds from this loan were utilized in financing part of the capital expenditures over the period 1999-2002 associated with expansions and enhancements of the gas transportation, NGL production and commercialization and other services activities.

-

Other bank borrowings:

Include credit lines granted by the Export Import Bank of USA (“Eximbank”) payable over five years in semi-annual installments accruing interest at 180-day LIBOR plus 0.20% or 0.40% annually depending on the credit line.

-

Covenants:

The Company must comply with the covenants contained in its debt agreements, which as a result of the devaluation of the Argentine peso and the Company’s current financial condition, have been breached and are proposed to be amended in a global restructuring proposal similar to the Restructuring Proposal mentioned below.  Such restrictions include, among others, the following:

i)

restrictions to create liens: as long as any note issued remains outstanding, the Company may not encumber its assets or its present or future revenues with debt incurred which in the aggregate exceeds US$ 10 million or US$ 20 million depending of each global program, unless the Company finances, in full or in part, the purchase or construction of the assets so encumbered.

i)

restrictions on the level of indebtedness: as of the closing date of annual and/or interim financial statements, debt assumed by the Company may not exceed 60% or 65% (as applicable, according to the respective TGS’s Global Programs) of the sum of total debt plus shareholders' equity. Additionally, under the IDB loan agreement, debt assumed by the Company may not exceed 65% of the sum of total debt plus shareholders’ equity, minus intangible assets, deferred issuance discounts and other similar to them.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

6.

LOANS (Continued)

iii)

restrictions on the EBITDA (defined as earnings before net financial expense, income tax, depreciation and amortization) to “Net financial expense” ratio: this ratio must not be less than 2.5 in any moment.

-

 TGS’ s Global Debt Restructuring Proposal

On February 24, 2003, TGS initiated the Restructuring Proposal, which was aimed at restructuring substantially all of its outstanding indebtedness, amounting to US$ 1,027 million.  The Restructuring Proposal was a consequence of the negative impact on TGS’s financial condition and results of operations caused by the significant changes in the Argentine economy in late 2001 and early 2002.  Such changes jeopardized TGS’s ability to generate cash required to service and pay its outstanding debt obligations, including the US$ 492 million due in 2003.

The primary goals of the Restructuring Proposal were to eliminate the concentration of maturities over the short term, to amend certain covenants of the existing obligations, which have been breached as a consequence of the negative impact of the Argentine economy on the Company’s financial condition, and to adjust the interest rate and amortization schedule to align TGS´s debt service and principal obligations to its expected future operating cash flow.

The Restructuring Proposal, which was announced on February 24, 2003 and supplemented and amended on March 25, 2003, would have been implemented by means of an out-of-court reorganization agreement, or “Acuerdo Preventivo Extrajudicial” (“APE”), a new structure permitted by the Argentine law.- An APE essentially permits a company to restructure its debt pursuant to an agreement between such company and a certain percentage (the “Requisite Majority”) of creditors, if endored by the Argentine Court.

Pursuant to the Restructuring Proposal the Company called a meeting held (on second call) on April 11, 2003 at which the Company sought approval of the Restructuring Proposal, which in aggregate represented approximately US$ 600 million of TGS’s debt.  The Restructuring Proposal was consented to by holders of notes representing the following amounts: (i) US$ 73 million at the meeting of the Series 1 Notes, the outstanding principal amount of which is US$ 150 million, (ii) US$ 81 million at the meeting of the Series 2 Notes, the outstanding principal amount of which is US$ 150 million and (iii) US$ 65 million at the meeting of the Series 3 Notes, the outstanding principal amount of which is US$ 100 million.  However, the meeting in respect to the OPIC Note, the outstanding principal amount of which is US$ 200 million, was not held due to the lack of quorum.

Despite the consent received at the meeting, the Company nonetheless failed to achieve the Requisite Majorities as required by Argentine Law in order to file the APE for endorsement. Consequently, the Company is evaluating alternative ways of accomplishing the Restructuring Proposal or another restructuring proposal.  If the Company does not agree to a restructuring with its creditors, certain long-term debt obligations, which have not otherwise previously matured may become due upon acceleration. Such an event will further deteriorate the Company´s financial condition. As a consequence of the defaults under the Company’s debt obligations, which defaults were expected to be waived pursuant to the Restructuring Proposal, the failure of the Restructuring Proposal, the failure to pay principal due upon maturity of some of the Company´s debt obligations, the cessation of, and TGS´s declaration to halt, interest payments on the Company’s debt obligations as of May 15, 2003 and TGS’ current financial condition, the Company has reclassified its outstanding long-term debt obligations as Current Loans in its Balance Sheet as of December 31, 2002.  In addition to this reclassification of a significant portion of its long-term debt, the Company has made an accrual of default interest on its debt obligations that require a demand for payment of such default interest, which demand has not been made, in order for such interest to be due and payable.   As a result, the consolidated financial statement for the year ended December 31, 2002, have been restated and supersede any previously disclosed consolidated financial statements relating to such period in the form of the 6-K dated March 24, 2003.

-

Derivative financial instruments:

Interest rate caps

As of December 31, 2002, the Company has outstanding interest rate cap agreements with major financial institutions to manage the impact of the floating interest rate changes on the US$ 150 million first issuance under the 1999 Program and

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

6.

LOANS (Continued)

the US$ 200 million first issuance under the 2000 Program. Premiums paid are recognized as intangible assets in the accompanying consolidated balance sheets and are being amortized over the term of the respective debts.

In July 2001, the Company entered into interest rate cap agreements associated with the first issuance under the 1999 Program, through which the Company set LIBOR at an annual cost of 4.75%. In the event that the level of such rate is under 4.75% annually, TGS shall have to pay LIBOR that is in effect at the beginning of each interest period. These agreements have an aggregate notional amount of US$ 150 million and matured on March 27, 2003. Premiums paid by the Company amounted to US$ 0.7 million.

In July 2001, the Company also entered into interest rate cap with knock-out agreements associated to the first issuance under the 2000 Program, through which the Company set the 3-month LIBOR at an annual cost of 5.25%, in the event that the level of such rate fluctuates between 5.25% and 8% annually. However, in the event LIBOR at the beginning of any interest period is equal to or greater than 8%, the Company will pay LIBOR that is in effect for such interest period. These agreements have an aggregate notional amount of US$ 200 million and mature on April 24, 2006. Amortization of the above mentioned issuance is in five semi-annual installments starting April 24, 2004 and matches the amortization schedule of the interest rate agreements. Premiums paid by the Company amounted to US$ 2.9 million.

Currency and interest-rate swap to hedge foreign-currency debt

On January 26, 2000, the Company entered into a currency and interest-rate swap agreement with Bank of America to effectively convert its 0.6 billion Yen-denominated six-month LIBOR plus 1.125%-interest-rate debt (included in other bank borrowings) to U.S. dollar-denominated six-month LIBOR plus 1.36%-interest-rate debt for a notional amount of US$ 6.1 million which matured on January 28, 2002. The notional amount of this derivative instrument did not represent an asset or liability to the Company, but rather, was the basis for the settlements under the contract terms. Although this agreement was denominated in U.S. dollars, it was intended to protect the Company from the fluctuations in the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in effect at the inception date.

Foreign currency  forward-exchange contracts

During the year ended December 31, 2001, in order to provide a protection against the effects of foreign currency fluctuations on Yen-denominated short-term debts (included in other bank borrowings), the Company entered into two foreign currency forward-exchange contracts with Banco Bilbao Vizcaya Argentaria to buy an aggregate amount of 1.8 billion Yens maturing in June and September 2002. Although these agreements were denominated in U.S. dollars, they were intended to protect the Company from the fluctuations in the exchange rate between the Argentine Peso and the Yen, considering the Convertibility Law in effect at the inception date.

Interest rate lock agreements

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements was recorded as intangible assets in the accompanying consolidated balance sheets and is being amortized over the term of the loan agreement.

In addition, the Company had entered into a hedge transaction, which locked in the rate on the 5-year US Treasury Bond at 5.62%. The hedge transaction was entered in contemplation of a US$ 200 million debt issuance based on the 5-year US Treasury rate to refinance the first issuance of notes under the 1993 Program.  Given the instability in the capital markets, the Company made the second issuance under the 1996 Program amounting to US$ 200 million and with an 18-month maturity.  Consequently, the approximate US$ 8 million cost of such hedge agreement settled in January 1999 (recorded as financing cost in intangible assets) has been amortized over such period.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

7.

REGULATORY FRAMEWORK

a)

General:

The Company's natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), and by regulations issued by ENARGAS, who is entitled, among other things, to set the basis for the calculation of, monitor and approve tariffs. According to such regulatory framework, the transportation tariffs must be calculated in US dollars and converted into Argentine pesos as of the billing date. The basic gas transportation tariffs charged by TGS were established upon the privatization and may be adjusted, prior authorization, in the following cases: (i) semi-annually to reflect changes in the U.S. Producer Price Index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The efficiency factor is a reduction to the base tariff resulting from future efficiency programs while the investment factor increases the tariffs to compensate for future investments. Also, subject to ENARGAS approval, tariffs must be adjusted to reflect non-recurring circumstances or tax changes, other than income tax.

In January 2000, ENARGAS, through its Resolution No. 1,470, approved the postponement and further recovery of PPI adjustment corresponding to the first semester of the year 2000. In August 2000, the Executive Power issued Decree No. 669/00, which established that the revenues accrued during the first half of 2000 related to the application of the PPI adjustment mentioned above, would be billed, through a tariff increase, over a twelve-month period starting July 1, 2000. In addition, such decree determined the deferral of any PPI adjustment from July 1, 2000, until June 30, 2002.  In late August 2000, Administrative Contentious Federal Trial Court No. 8 sustained a precautionary measure requested by the Ombudsman and ordered the suspension of Decree No. 669/00, on the grounds that the application of the PPI adjustment contradicted Convertibility Law No. 23,928.  The Federal Executive Power, ENARGAS and most licensees companies subsequently appealed this measure. In October 2001, the Chamber of Appeals sustained this preventive measure, until judgment on the matter is pronounced. TGS filed an extraordinary appeal before the Supreme Court of Justice (“SCJ”) aiming at the revoking of such preventive measure.

As of December 31, 2001, the Company had recorded the higher revenues derived from the application of Decree No.  669/00, considering, among others, that i) the deferral of the mentioned tariff adjustment billing is a financing method mandated by the Argentine Government related to already rendered services not being necessary, therefore, the rendering of future services to its customers and ii) in case the deferral could not be billed to customers, the Company should receive a compensation from the Argentine Government for the amounts not billed as a result of services already provided.

As a result of the default on its foreign debt payments declared by the Argentine Government in December 2001 and the approval of the Public Emergency Law in January 2002, as described in Note 2, which eliminates tariff indexing provisions based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure, establishing a conversion rate of one peso equal to one US dollar for tariffs, and the re-negotiation of public utility contracts with no clearly defined scope, among other provisions, the transfer of the PPI to tariffs which the Company legitimately claimed is improbable, as the possibility of recovering it through the Argentine Government is subject to future events, which are beyond the control of the Company.  Consequently, the Company recorded during 2001 a loss of Ps. 125,774 corresponding to the effect of the net revenue accrued in 2001 and 2000, regarding the deferral of adjustments based on the PPI in the caption “Other expenses, net”, which does not mean that TGS waives the rights and the actions it is entitled to according to express provisions contained in the Regulatory Framework. Such rights and actions will be maintained and exercised in every legal and administrative instance even in the renegotiation process under Law No. 25,561.

During 2000, the Company had begun the second five-year rate review process. On February 8, 2002, ENARGAS notified TGS about the suspension of the terms of such process until the results of the renegotiation process above mentioned is available.

On February 12, 2002 the Federal Executive Power issued Decree No. 293, which entrusts the Ministry of Economy the renegotiations of the contracts with public service companies and sets up a Committee for the Renegotiations of Public

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

7.

REGULATORY FRAMEWORK (Continued)

a)

General (Continued):

Services and Works Contracts (the “Renegotiations Committee”).  Through Decree No. 370 dated February 22, 2002 the members of this body were appointed, which include consumers’ representatives. This Committee will advise and assist the Ministry of Economy, who will have to present a renegotiations proposal or recommend license rescission to the Executive Power, which will afterwards be submitted to Congress.

On March 21, 2002, the Renegotiations Committee delivered to gas transportation and distribution companies the guideline -approved by the Ministry of Economy- to be followed during the renegotiation process. In April 2002, TGS submitted to such Committee the information requested in the guidelines, mentioning the rights to which the Company and its shareholders are entitled. In early August 2002, the Renegotiations Committee asked the licensees to submit their respective request for tariff increase. TGS replied with a request for a Public Hearing to discuss this matter, as provided in the License.

The Ombudsman filed a precautionary measure against the Public Hearing summoned by the Renegotiations Committee to discuss tariff adjustments requested by public services licensees, including gas companies, on the grounds that such Committee is not entitled to determine tariff adjustments. Against such measure, TGS requested ENARGAS, an increase to its gas transportation tariffs as stipulated by Article 46 of the Natural Gas Act due to the existence of justified and objective circumstances that negatively affect the Company’s financial condition.

To deal with those claims, the Argentine Government, through Resolution No. 487 issued by the Ministry of Economy, authorized the ENARGAS to carry out the process described in Article 46 of the Natural Gas Act regarding the tariff adjustment, requested by gas transportation and distribution companies. According to such resolution the process is followed to preserve the rendering of public utility services, following the renegotiations process that has been conducted. However, the public hearing was suspended by a Court resolution based on the judges understanding that such a process will be against the Public Emergency Law, which does not allow for emergency, temporal or partial tariff adjustments. Subsequently, the National Government issued a decree authorizing tariff increases, which was also suspended by a Court decision based on the same judgment.  Consequently, the Executive Branch issued Decree No. 120/03 for a further understanding of the Public Emergency Law allowing immediate and partial increases to regulated tariffs as an advance to the future License renegotiations.  In January 2003, the Executive Branch issued Decree  No. 146/03, authorizing a 10% tariff increase for TGS, effective January 30, 2003.  Subsequently, consumers’ organizations filed a number of appeals against such increases.  As of the date of issuance of these consolidated financial statements, no Court has decided upon such appeals.

The NGL production and commercialization and other services segment is not regulated by ENARGAS, and as provided in the Transfer Contract, is organized as a division within the Company and maintains separate accounting information.

The License stipulates, among other restrictions, that the Company may not assume debts of CIESA, or grant credit, encumber its assets or grant any other benefit to CIESA's creditors.

b)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without ENARGAS´ prior authorization. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine Federal Government or its

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

7.

REGULATORY FRAMEWORK

b)

Essential assets (Continued):

designee, the essential assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

i)

The net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS.

i)

  The net proceeds of a new competitive bidding.

8.

COMMON STOCK AND DIVIDENDS

a)

General

The Company was incorporated on November 24, 1992 with a capital of Ps. 12. The first General Ordinary and Extraordinary Shareholders' Meeting held on December 28, 1992, approved an irrevocable capital contribution against future share subscriptions, which, in Argentine pesos as of that date, amounted to Ps. 794,483. Since the inventory of the assets transferred had not yet been completed, the shareholders also decided to increase common stock through the partial capitalization of this contribution, which, in Argentine pesos of that date, amounted to Ps. 557,297. Once the inventory of the assets transferred was completed, the General Ordinary Shareholders' Meeting held on March 24, 1994, approved the capitalization of the balance of the irrevocable contribution against future share subscriptions. Thus, the common stock was increased by 237,186 to a total of 794,495 in Argentine pesos of that date.

As of December 31, 2002, the Company’s common stock that has been subscribed, paid in and issued is comprised of:

Classes of stock

Common stock, nominal value Ps. 1 per share, one vote per share:

Class “A” shares	405,192,594
Class “B” shares	389,302,689
Total shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by Class “B” shares. Such Class “B” shares were sold in two parts: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States have been registered with the SEC and are traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

The Company is obligated to maintain the authorization to offer the Company's common stock to the public and the corresponding authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of 15 years from the respective dates on which each such authorization was granted.

b)

Limitation to the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package for the privatization of GdE (the “Bid Package”) states that approval of ENARGAS will be granted, provided that:

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

8.

COMMON STOCK AND DIVIDENDS (Continued)

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the act that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company;

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of the management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the dividends payment, in accordance with the provisions of the Argentine Business Associations Law, it should require prior authorization from ENARGAS.

c)

Dividend distribution

For fiscal year 2000, the Company paid cash dividends amounting to Ps. 192,836 or Ps. 0.24 per share (Ps. 1.21 per ADS).  Such dividends included anticipated cash distributions of Ps. 93,151 or Ps. 0.12 per share (Ps. 0.59 per ADS) paid in August 2000 based principally on first half of 2000 earnings, and the remaining distribution was paid in March 2001. The TGS’s Annual Ordinary Shareholders’ Meeting, held on May 14, 2002, approved a distribution proposal of 2001 earnings. The distribution base was Ps. 446,233 and the distribution proposal was as follows: (i) cash dividends amounting to Ps. 105,928 or Ps. 0.13 per share (Ps. 0.67 per ADS) for the fiscal year ended December 31, 2001, which were paid in advance in August 2001, based on 2001 first half earnings, (ii) legal reserve amounting to Ps. 6,546 and (iii) retained earnings amounting to Ps. 328,473.

According to Law No. 25,063, cash or other type of dividend distribution, that exceeds net income determined by the tax regulations, will be subject to a 35% withholding tax as a sole and definite payment. TGS' management considers that the dividend distribution described above is not subject to this withholding tax.

d)

Restrictions on retained earnings

Under current Argentine legal requirements, 5% of net income per year must be appropriated into a legal reserve until such reserve equals 20% of total common stock adjusted for inflation.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, payable to all regular employees so as to distribute 0.25% of the net income for each year among them.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against TGS for Ps. 23 million, which is the amount GdE claims as a reimbursement for the cost of construction of two compressor plants currently in operation on the TGS pipeline. TGS has denied such claim on the grounds that it owes no money to GdE as it acquired rights to these compressor plants as a part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, a first judgment was pronounced upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the first judgment and ordered TGS to pay the fair value of such plants based on an expert assessment to be performed. The Company has recorded such plants as "Property plant and equipment, net", valued at Ps.  4.8 million based on the replacement cost of similar compressor equipment. The Chamber of Appeals has decided to defer the payment of the litigation expenses until the compressor plants’ fair value resulting from the expert assessment is determined. In October 2001, TGS filed an ordinary and extraordinary appeal before the SCJ against such judgment. In December 2001, the SCJ granted the ordinary appeals above mentioned. TGS's management considers that these judgments are based on a partial understanding of the facts and findings proven by TGS, and that the serious inaccuracies and omissions included therein render them arbitrary. The Company believes that the most likely outcome is that the mentioned appeals will overturn the initial and the second judgment against TGS based on the facts and findings mentioned above.

b)

As of the date of issuance of these consolidated financial statements, GdE directly or through ENARGAS, has not fulfilled the obligations set forth in the Transfer Agreement and in the License in accordance to which it is responsible during the 5 year period ending on December 31, 1997, for the registering of the easements relating to the transferred pipeline system which have not yet been properly registered, and for related payments to property owners of any required easements. In order to fulfill its capital expenditures program related to the system integrity and public safety required by the License, the Company has entered into easement agreements with certain landowners and paid related amounts. Consequently, the Company filed a claim against GdE to recover such amounts paid.

On October 7, 1996, the Executive Branch, through Decree No. 1,136/96, created a contribution fund, as specified in the License, to assume GdE’s obligations for paying easements and any other compensation to landowners for an initial five-year period, beginning with the privatization and ending on December 28, 1997. ENARGAS manages the above-mentioned fund, which is financed by a special charge included in the transportation rates and reimbursed to ENARGAS. TGS has filed against GdE-ENARGAS an administrative claim asking for the amounts paid in connection with easements related to facilities existing prior to December 28, 1992. In December 1997, ENARGAS declared that it would allow the reimbursement of the useful expenses, as determined by the Government, derived from easements. The amounts for such concept as of December 31, 2002, recorded in the account “Other non-current receivables” account for  approximately Ps. 4.2 million. The Company expects to fully recover the amounts paid, based on its rights derived from the License.

In connection with the easements payable starting January 1, 1998, TGS is negotiating with ENARGAS the recovery of amounts paid through increases in the transportation rates. The Company expects, based on its rights, to fully recover the amounts recorded in this connection.

c)

The Company received claims from the Tax Bureau of the Neuquén, Río Negro, La Pampa, Chubut and Santa Cruz Provinces, aimed to collect stamp tax, according to their interpretation, on gas transportation contracts and services offer letters between TGS and its shippers and other contracts subscribed during the privatization of GdE.

Regarding the claim received from the Río Negro Province, in September 1999, the Tax Bureau of such province formalized the claim through a liability assessment. The Company has notified the Argentine Government of its position and has filed an appeal before such Tax Bureau, which was overruled in January 2001. Against such action, on February 1, 2001, TGS filed an appeal before the Minister of Economy of the Río Negro Province, which was rejected in early April 2001. Such Province urged the Company to pay the assessment, which amounted to approximately Ps. 438 million (including interests and penalties as of April 30, 2001). On March 21, 2001, the Company filed a declaratory action of certainty before the SCJ, requesting that the court issues a judgment on the legitimacy of the Tax Bureau claim. The Company also asked the SCJ to prevent any action by Río Negro Province attempting to collect this tax, until the SCJ rules on the injunction. In April 2001, SCJ granted the requested preventive injunction.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

9.

LEGAL AND REGULATORY MATTERS (Continued)

Regarding the claim received from the Santa Cruz Province, the Tax Bureau of this Province notified TGS about a preliminary assessment, amounting to approximately Ps. 41 million (with related interest as of December 31, 2000). In respect to this assessment, TGS presented a discharge and filed its appeal before the Tax Bureau, which resolution is pending as of the date of issuance of these consolidated financial statements. In addition, TGS filed a declaratory action of certainty before the SCJ with the same purpose and effects of that presented for the Río Negro Province’s claim. In March 2001, the SCJ granted the preventive measure requested and ordered the Santa Cruz Province to avoid any action tending to collect the mentioned tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the Neuquén Province in December 1999, the Tax Bureau of this Province formalized the claim through a liability assessment for approximately Ps. 97 million (with its related interest as of December 31, 1999). This assessment was appealed before that Tax Bureau. In April 2001, the Company received a re-assessment, which amounted to approximately Ps. 210 million including interests and penalties. On April 17, 2001, TGS filed an administrative motion before such Tax Bureau, on grounds of the inadmissibility of such re-assessment while the resolution of the appeal previously filed against the assessment received in December 1999, was still pending. Also, the Company appealed against the application of penalties, which were determined disregarded the right of due process. In addition, in September 2001, the Tax Bureau of the Neuquén Province notified TGS about liability assessments related to the stamp tax arising from the Transfer Agreement subscribed by TGS in the privatization of GdE and from the Technical Assistance Agreement (see Note 10) for amounts of Ps. 44 million and Ps. 6 million, respectively (including accrued interest as of August 31, 2001). The Company has filed appeals against these resolutions before the Tax Bureau, who rejected the appeal for the Transfer Agreement. Consequently, the Company has filed an appeal before the Minister of Economy of the province. In December 2001, the Company filed a declaratory action of certainty before the SCJ for all Neuquén Province’s claims, with the same purpose and effect of that presented for the Rio Negro Province’s claim. In April 2002, the SCJ granted the injunction requested and ordered the Neuquén Province to avoid any action related to the collection of this tax, until that court arrives to a final decision on the matter.

Regarding the claim received from the La Pampa Province in July 2002, the Tax Bureau of that province formalized the claim through a liability assessment, for approximately Ps. 68 million (including penalties and interests as of July 31, 2002). This determination has been appealed before the Bureau at the beginning of August 2002.  At the date of the issuance of these consolidated financial statements no answer has been received to this appeal.  In August 2002, TGS filed a declaratory action of certainty before the SCJ. In November 2002, the SCJ granted the injunction requested and ordered the La Pampa Province to avoid any action related to the collection of this tax, until that court arrives at a final decision on the matter.

In May 2002, the Tax Bureau of the Province of Chubut filed administrative actions in order to determine a stamp tax debt for contracts and gas transportation offers amounting to Ps. 5.4 million (together with its respective fines and interest calculated at April 30, 2002).  TGS made the respective discharge in July 2002 refuting the basis of such proceedings, and not receiving at the date of issuance of these consolidated financial statements any reply from such Bureau. By the end of October 2002, TGS filed before CSJN a declarative action of certainty, so that it can be expedited on the legitimacy of the claim for such tax.

TGS’s management believes that contracts entered into before the Company’s take-over were not subject to provincial stamp taxes because the parties to the contracts at the time they were signed were governmental entities that were exempt from the tax. Moreover, even if the contracts were subject to provincial stamp taxes, management believes that GdE would bear responsibility for this tax under the Transfer Agreement. However, if the Company were forced to pay any amount, it would have the right to be reimbursed from GdE or the Argentine Government. In the case of the Technical Assistance Agreement, the Company has alleged the irrelevance of the tax mainly due to the fact that this agreement was entered into in the jurisdiction of the City of Buenos Aires and took effect there instead of the Neuquén Province or any other province.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

9.

LEGAL AND REGULATORY MATTERS (Continued)

With respect to other assessments, TGS’s management believes that gas transportation service offer letters are not subject to the tax mentioned above. Should they be taxable, TGS believes that such event would be considered a change in the interpretation of the tax law, and its impact should be reflected in the tariff according to the relevant regulations. ENARGAS believes that the claims for stamp tax lack of merit because it considers the tax to be unlawful.

d)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

Although no assurances can be given, the Company believes they have meritorious defenses, which will be asserted vigorously, to challenge all claims and that liability will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

10.

BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal recurring transactions with related parties are payments under the Technical Assistance Agreement entered into with the technical operator, Enron Pipeline Company Argentina S.A. (“EPCA”), in compliance with the provisions of the Bid Package and the Transfer Contract, whereby EPCA is to provide technical advisory services which include services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and compliance with the environmental standards. For these services the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount. The term of the current contract with EPCA is for eight years, starting on December 28, 1992, renewable automatically upon expiration for additional eight-year periods.

The detail of significant outstanding balances for transactions with related parties as of December 31, 2002 and 2001 is as follows:

	2002		2001
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
EPCA	-	3,993	(3) 4,541	735
Pecom Energía	8,007	10,392	12,896	10,348
Petrobrás	22,664	-	-	-
LINK	262	4	2,994	9
Enron América del Sur S.A.	32	-	1,669	1,198
Santa Cruz II area U.T.E. (1)	-	-	380	-
Santa Cruz I area U.T.E. (2)	363	-	679	-
Total	31,328	14,389	23,159	12,290

(1)

As of December 31, 2002 and 2001, Pecom Energía had 100% of this joint venture.

(2)

As of December 31, 2002 and 2001, Pecom Energía had 71% of this joint venture.

(3)

From the total of such balance Ps. 4,484 are recorded in the account “other current receivables”.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

10.

BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

The detail of significant transactions with related companies for the years ended December 31, 2002, 2001 and 2000 is as follows:

Company	Revenues
	Gas Transportation	NGL production and commercialization and other services	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
EPCA	-	-	1,368	31,044	100
Pecom Energía	30,436	65,748	-	-	-
Petrobrás	-	80,801	-	-	-
LINK	-	14,177	-	-	-
Enron América del Sur S.A.	2,148	678	-	-	-
Santa Cruz area II U.T.E. (1)	-	1,098	-	-	-
Total 2002	32,584	162,502	1,368	31,044	100
Total 2001	60,523	50,444	1,822	42,163	153
Total 2000	57,948	67,907	1,536	47,694	-

(1) As of December 31, 2002 and 2001, Pecom Energía had 100% of this joint venture, while as of December 31, 2000 Pecom Energia´s equity interest accounted for 37.8%.

1.

SUBSIDIARIES AND AFFILIATES

TELCOSUR:

In September 1998, TGS’s Board of Directors approved the creation of TELCOSUR, whose purpose is the rendering of telecommunication services, assuring the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in such company is 99.98% and the remainder 0.02% is held by EPCA. On October 22, 1998, the Governmental Regulatory Agency of Corporations approved the formation of the company.

On February 16, 1999, the regulatory agency (The Federal Communication Bureau), through Resolution No. 3,468, granted the license to TELCOSUR to provide data transmission and value added telecommunication services in Argentina. By the end of 1999, TELCOSUR obtained from the National Communication Commission the reserve for most of the frequencies necessary for the operation. As of July 1, 2000, TELCOSUR began operations.

LINK:

LINK was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which will link TGS’s gas transportation system with Cruz del Sur S.A.’s pipeline.

The connection pipeline will be extended from Buchanan, located in the high-pressure ring that surrounds Buenos Aires City, which is part of TGS's pipeline system, to Punta Lara.

TGS’s ownership interest in such company is 49% and DINAREL S.A holds the remainder 51%. The common stock amounts to Ps. 12.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

1.

SUBSIDIARIES AND AFFILIATES (Continued)

ISONIL:

In September 2002 TGS invested Ps. 5 in the acquisition of a 49% equity interest in Isonil, a company incorporated in Uruguay. The company’s corporate purpose will be the rendering of services of operation, inspection, and dealing with emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. Isonil will render services to Gasoducto Cruz del Sur  S.A.

2.

NEW PROFESSIONAL ACCOUNTING STANDARDS

The CNV recently adopted new accounting standards for the preparation of financial statements. Such standards will be effective for fiscal years beginning on January 1, 2003.  The principal modifications introduced by such new standards are: (a) the mandatory application of the deferred tax method for recognizing income tax charges; (b) express prohibition on the capitalization of certain deferred charges and standards for transition for the treatment of intangible assets recorded as at the date of enforcement that do not qualify as such under the new rules; (c) changes in the frequency and methodology for the comparison of assets against recoverable values; (d) changes in the capitalization of financial costs generated by third party financing in cases of extended production or construction terms, (e) use of discounted values for the measurement of certain credits and liabilities, and (f) the existence of additional disclosure requirements.  Consequently, accounting standards to be utilized for the purposes of the preparation of the Company’s consolidated financial statements in future periods will differ from the ones the Company utilized in the preparation of these consolidated financial statements.

The impact of the application of these new accounting standards on the Company’s shareholders’ equity at December 31, 2002 accounts for Ps. 5.5 million (loss).

13.

OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a) Property, plant and equipment, net

b) Intangible assets, net

c) Non-current investments

d) Current investments

e) Allowances and provisions

f) Operating costs

g) Foreign currency assets and liabilities

h) Expenses incurred

i) Detail of maturities of cash investments, receivables and liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

1.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

The accompanying consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

The following reconciliation to US GAAP does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required under Argentine Technical Resolution No. 6, because the application of this Resolution represents a comprehensive measure of the effects of price level changes in the Argentine economy, which, in the recent past, has experienced periods of significant inflation.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

	Year ended December 31,
	2002	2001	2000
Reconciliation of net (loss) income:
Net (loss) income under Argentine GAAP	(641,485)	236,622	275,519
US GAAP adjustments:
Capitalization of interest cost (Note 14.a)	7,621	-	-
Intangible assets (Note 14.b)	10,958	10,959	2,608
Accrual for vacation (Note 14.c)	1,964	(92)	(252)
Hedge of anticipated transactions (Note 14.d)	1,770	1,770	1,770
Accounting for derivative instruments and hedging activities (Note 14.e)	(3,061)	(570)	-
Exchange differences (Note 14.f)	1,325,329	(1,325,329)	-
Non-current investment in unconsolidated affiliated companies (Note 14.h)	(2,932)	(3,939)	-
Capitalized exchange differences (Note 14.i)	(560,627)	-	-
Deferred income tax (Note 14.g)	(492,825)	159	790
Net (loss) income under US GAAP	(353,288)	(1,080,420)	280,435

Earnings per share:
Amounts per accompanying financial statements	(0.81)	0.30	0.35
Amounts under US GAAP	(0.44)	(1.36)	0.35
Earnings per ADS:
Amounts per accompanying financial statements	(4.04)	1.49	1.73
Amounts under US GAAP	(2.22)	(6.80)	1.76

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

	As of December 31,
	2002	2001
Reconciliation of shareholders’ equity:
Shareholders' equity under Argentine GAAP	1,764,960	2,406,445
US GAAP adjustments:
Capitalization of interest cost (Note 14.a)	7,621	-
Intangible assets (Note 14.b)	(30,748)	(41,706)
Accrual for vacation (Note 14.c)	(2,520)	(4,484)
Hedge of anticipated transactions (Note 14.d)	(14,380)	(18,989)
Accounting for derivative instruments and hedging activities (Note 14.e)	(3,630)	(2,173)
Exchange differences (Note 14.f)	-	(1,325,329)
Non-current investments in unconsolidated affiliated companies (Note 14.h)	(6,871)	(3,939)
Capitalized exchange differences (Note 14.i)	(560,627)	-
Deferred income tax (Note 14.g)	(653,132)	(158,752)
Shareholders' equity under US GAAP	500,673	851,073

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2002	2001
Shareholders' equity under US GAAP as of the beginning of the year	851,073	2,148,957
Distribution of cash dividends	-	(205,613)
Other comprehensive income (loss)	2,888	(11,851)
Net loss under US GAAP	(353,288)	(1,080,420)
Shareholders' equity under US GAAP as of the end of the year	500,673	851,073

a)

Capitalization of interest cost

During the year ended December 31, 2002, and as allowed by Argentine GAAP, the Company decided not to capitalize interests on the cost of its fixed assets. Under US GAAP the Company applied the provisions of Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost", which requires interest capitalization on assets which have a period of time to get them ready for their intended use. In accordance with these requirements interest was capitalized amounting to Ps. 7,621.

b)

Intangible assets

Under Argentine GAAP, as described in Note 3.i), the Company capitalized cancellation costs of assumed commitments, organization and pre-operating costs (including costs associated with voluntary retirement programs) incurred in the start-up of the Company. These costs were being amortized under the straight-line basis over 35 years until December 31, 2000. As from January 1, 2001, the unamortized deferred costs are being amortized under the straight-line basis over a 5-year period. Under US GAAP, these costs were expensed as incurred.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

c)

Accrual for vacation

Under Argentine GAAP, there are no specific requirements governing the recognition of the accrual for vacation. The acceptable practice in Argentina is to charge vacations to expense when taken and to accrue only the amount of vacation in excess of the normal remuneration.  Under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

d)

Hedge of anticipated transactions

As discussed in Note 3.b), in the past the Company entered into interest rate lock agreements for the purpose of hedging the interest rates of fixed interest rate indebtedness to be subsequently incurred.

Under Argentine GAAP, gains and losses related to interest rate lock agreements were deferred and are being amortized as an adjustment to interest expense over the same period in which the related interest costs of the debt are being recognized in earnings.

Under US GAAP, the Company accounted for these agreements under Statement of Financial Accounting Standards No. 80, “Accounting for Futures Contracts” (“SFAS No. 80”) through December 31, 2000, and Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its corresponding amendments (“SFAS No. 133”), subsequent to that date. According to SFAS No. 80, results generated by the hedges of anticipated transactions can be deferred over the term of such transactions provided that all of the following conditions are met: (i) the item to be hedged exposes the Company to interest rate risk, (ii) the derivative reduces that risk and is designated as a hedge at the inception, (iii) the significant characteristics and expected terms of the anticipated transaction are identified, including the expected date of the transaction, and (iv) it is probable that the anticipated transaction will occur.

As described in Note 6, the Company entered into a hedge transaction, which locked in the rate of an anticipated 5-year maturity debt incurred to refinance the first issuance of US$ 200 million under the 1993 Program. The Company failed to make the 5-year debt issuance at the expected date. Accordingly, under the restrictive criteria of SFAS No. 80, hedge accounting was terminated and mark-to-market accounting was applied at December 31, 1998.  Therefore, the US GAAP adjustments reflect the reversal of (i) the unamortized deferred costs recognized as intangible assets in the accompanying balance sheets under Argentine GAAP, and (ii) amortization cost recorded under Argentine GAAP. Unamortized deferred costs amounted to Ps. 0.6 million and Ps. 2.4 million as of December 31, 2002 and 2001, respectively. Amortization costs recorded under Argentine GAAP for the years ended December 31, 2002, 2001 and 2000 amounted to Ps. 1.8 million, Ps. 1.8 million and Ps. 1.8 million, respectively.

In addition, upon adoption of SFAS No. 133 in January 2001, the Company recorded a net transition loss of Ps. 19.5 million (Ps. 12.7 million net of income taxes) in accumulated other comprehensive loss related to the unamortized deferred costs recognized as intangible assets under Argentine GAAP with respect to the interest rate lock agreements associated with the IDB loan. These costs are being amortized under both Argentine GAAP and US GAAP as an adjustment to interest expense over the same period in which the related costs of the new debt issuance are recognized in earnings. Amortization costs during the years ended December 31, 2002, 2001 and 2000 amounted to Ps. 2.8 million, Ps. 2.8 million and Ps. 2.8 million, respectively.

e)

Accounting for derivative instruments and hedging activities

As discussed in Note 3.b), the Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. As of December 31, 2002, these instruments include interest rate caps contracts. At December 31, 2001, TGS also had outstanding a cross currency swap and foreign currency forward-exchange contracts. See Note 6 for details of the Company’s derivative instrument activity.

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

Under Argentine GAAP, premiums on foreign currency forward-exchange contracts are amortized over the life of the respective contracts. Interest rate swap and cap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the derivative instruments is not recognized in the accompanying consolidated financial statements.

In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, which  establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that qualify for hedge accounting.

Under US GAAP, the Company adopted these standards effective January 1, 2001. SFAS No. 133 cannot be applied retroactively. In accordance with the transition provisions of SFAS No. 133, the Company recorded a net of tax cumulative effect type adjustment of Ps. 0.5 million (loss) in earnings to reflect the impact of the adoption of this standard.

Under US GAAP, the Company has determined that certain interest rate caps held at December 31, 2001 were effective cash flow hedges under SFAS No. 133. In order to qualify for hedge accounting, certain criteria must be met including a requirement that both at inception of the hedge, and on an ongoing basis, the hedging relationship is expected to be highly effective in offsetting cash flows attributable to the hedged risk during the term of the hedge.  Hedge accounting treatment permits certain changes in the fair value of the Company's qualifying derivatives to be deferred in other comprehensive income and subsequently reclassified to earnings to offset the impact of the related hedged interest rate. Changes in the fair value of non-qualifying derivatives and the ineffective portion of changes in fair value of qualifying derivatives must be recorded immediately through earnings. The Company measures effectiveness of its stand alone caps by comparing the changes in fair value of its stand-alone caps to a hypothetical derivative that would be perfectly effective in offsetting changes in fair value of the hedged cash flows. Due to the change in certain market conditions, the Company expects ineffectiveness relative to its stand-alone caps at December 31, 2002 and as such, changes in the fair value of the stand-alone caps have been recorded in earnings during 2002. An after–tax loss amounting to Ps. 1.6 million was reclassified from Other comprehensive loss to the statement of operations during 2002 in connection with these derivative instruments.

The Company's policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract that is either not designated as a hedge, or is so designated but is ineffective, is marked to market and recognized in earnings immediately. The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or is sold, terminated, or exercised; when the derivative is designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings.  When the hedged forecasted transaction is no longer probable, but is reasonably possible, the accumulated gain or loss remains in other comprehensive income and will be recognized when the transaction affects earnings; however, prospective hedge accounting for this transaction is terminated.  In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

f)

Exchange differences

Due to the economic crisis affecting Argentina, all working days between December 21, 2001 and December 31, 2001 were declared exchange holidays by the Argentine Government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). Under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities using the exchange rate at December 21, 2001 (Ps. 1 per US$ 1). Under US GAAP, the Company applied the guidance set forth in EITF D-12 “Foreign Currency Translation-Selection of Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made shall be used. Accordingly, the Company recorded a Ps. 1,325.3 million loss for the year ended December 31, 2001.

g)

Deferred income tax

Under Argentine GAAP, income taxes are recognized on the basis of amounts currently due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes. Under US GAAP, the Company applies the principles of Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”), “Accounting for Income Taxes”, which requires a comprehensive liability method of accounting for income taxes. Under the comprehensive liability method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Under current Argentine tax regulations, the effects of inflation are not included in the determination of taxable income nor in the tax basis of assets or liabilities.  Accordingly, the net deferred tax liability included in the US GAAP reconciliation includes the effects of inflation on non-monetary assets.

Deferred tax assets are also recognized for tax loss carryforwards. Under SFAS No. 109, the effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent operating trends. As of December 31, 2002, based on current financial information, the Company is uncertain that it will recover its entire deferred tax asset through future taxable income. Accordingly, at December 31, 2002, the Company has recognized a valuation allowance of Ps. 538.9 million against its deferred tax assets.

h)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net loss of Ps. 2.9 million and Ps. 3.9 million for the years ended December 31, 2002 and 2001, respectively. This adjustment mainly relates to the reversal, under US GAAP, of capitalized exchange differences, as well as the application of SFAS No. 109 for the recognition of income taxes.

1.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

2.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

a)

Capitalized exchange differences

As discussed in Note 3.h)., under Argentine GAAP, the Company capitalized the exchange loss derived from the devaluation of the peso as from January 6, 2002, amounting to Ps. 560.6 million (net of depreciation charges of approximately Ps. 23.4 million). Under US GAAP, such exchange loss was charged to income.

b)

Valuation of property, plant and equipment

Under Argentine GAAP, transferred assets were valued as described in Note 3.h).  Under US GAAP, Accounting Principles Board Opinion No. 16 “Business Combinations” provides the guidance for the valuation of property, plant and equipment in connection with an acquisition. As CIESA acquired 70% of the common stock of TGS, the fixed assets transferred should have been valued at the price effectively paid for the 70%, plus the inflation adjusted historical cost carried by GdE for the remaining 30%. The condition of GdE’s books and records, specifically that no separate financial statements or financial information was kept with respect to transportation operations or the operation of assets transferred to TGS, and the unavailability of any 1992 GdE financial information made it impossible to determine historical cost. TGS’ management believes, based on information maintained by the Argentine Government Public Notary, that the fair value of the transferred assets recorded on its books was significantly below the 1991 GdE historical book values brought forward to 1992 and restated in constant Argentine pesos at the Transfer Date.  Therefore, no adjustment has been recorded in the US GAAP reconciliation related to the valuation of property, plant and equipment.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows  from such asset is separately identifiable and less than its carrying value.  In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. No impairment losses have been recognized for any of the periods presented.

c)

Severance indemnities

As prescribed by Argentine law, the Company is required to pay a minimum severance indemnity based on the employee's years of service when an employee is dismissed involuntarily without proper cause.  Under US GAAP, SFAS No. 112, "Employers' Accounting for Postemployment Benefits", and SFAS No. 43, "Accounting for Compensated Absences", require the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and reasonably estimable.  While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees, if any, that will be dismissed without proper cause in the future,  and accordingly the Company has not recorded such liability. Accordingly, no adjustment has been made in the US GAAP reconciliation. Under Argentine GAAP, the Company expenses severance indemnities incurred in the normal course of business when paid.

1.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

2.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

II. Additional disclosure requirements

a)

Balance sheet classification differences:

At December 31, 2001 the Company was not in compliance with certain restrictive covenants set forth in its debt agreements. Since at that moment, the Company’s management believed it was more likely than not that permanent waivers would be obtained, under Argentine GAAP, the Company classified the amounts as long-term obligations in the consolidated balance sheet. Under US GAAP, in accordance with the provisions set forth by Statement of Financial Accounting Standards (“SFAS”) No.78 “Classification of Obligations That Are Callable by the Creditor”, those debts were classified as current liabilities.

b)

Comprehensive loss:

On July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (“SFAS No. 130”), “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The following table summarizes the components of comprehensive income (loss) for the years ended December 31, 2002 and 2001.

	2002	2001
Net loss under US GAAP	(353,288)	(1,080,420)
Other comprehensive income (loss):
Deferred costs at the beginning of the year on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. nil and Ps. 6,814 at December 31, 2002 and 2001, respectively)………….	-	(12,654)
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 994 and Ps. 994 at December 31, 2002 and 2001, respectively)	1,845	1,846
Net change in fair value of interest rate cap agreements accounted for as cash flow hedges (net of income taxes of Ps. 561 and Ps. 561 at December 31, 2002 and 2001, respectively)	1,043	(1,043)
Comprehensive loss	(350,400)	(1,092,271)

Accumulated other comprehensive loss at December 31, 2002 and 2001, was as follows:

	2002	2001
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(8,963)	(10,808)
Net change in fair value of interest rate cap agreements accounted for as cash flow hedges	-	(1,043)
Accumulated other comprehensive loss	(8,963)	(11,851)

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

c)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2002 and 2001, are the following:

	2002	2001
Deferred tax assets
Exchange differences (i)	116,002	463,865
Accrual for vacation	882	1,569
Derivative instruments and hedging activities	1,271	761
Allowance for doubtful accounts	1,679	609
Current investments	5,726	-
Non Current investments	3,661	-
Others	3,748	1,528
Hedge of anticipated transactions	5,033	6,646
Tax loss carryforwards (ii)	642,143	635
Valuation allowance	(541,743)	(463,865)
	238,402	11,748
Deferred tax liabilities
Property, plant and equipment, net	883,846	163,343
Debt issuance costs	6,908	4,648
Deferred revenues	780	2,509
	891,534	170,500
Net deferred tax liability	(653,132)	(158,752)

(i) As of December 31, 2002 and 2001, the Company recognized a deferred tax asset of Ps. 116.0 million and Ps. 463.9 million, respectively, for the net negative results caused by the devaluation of the Argentine Peso that will be deductible for income tax purposes between 2003 and 2006.

(ii) As of December 31, 2002, the Company had approximately Ps. 642.1 million of tax loss carryforwards on a consolidated basis. These carryforwards are available to offset future taxable income and expire between 2005 and 2007.

As of December 31, 2002 and 2001, Ps. 124,470 and Ps. 3,904, respectively, have been classified as current assets, and Ps. 777,602 and Ps. 162,656, respectively, have been classified as non-current liabilities.

Income tax expense for the years ended December 31, 2002, 2001 and 2000 consist of the following:

	2002	2001	2000
Current income tax expense	-	134,751	152,692
Deferred income tax expense (benefit)	492,825	(159)	(790)
Income tax expense	492,825	134,592	151,902

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax expense for the years ended December 31, 2002, 2001 and 2000 computed in accordance with US GAAP as follows:

	2002	2001	2000
Income tax expense (benefit) at statutory tax rate on pre-tax (loss) income in accordance with US GAAP	48,838	(331,040)	151,318
Permanent differences:
Change in valuation allowance	77,878	463,865	-
Inflation adjustment	357,795	-	-
Others, not individually significant	8,314	1,767	584
Income tax expense	492,825	134,592	151,902

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

d)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of operations information of the Company as of and for the years ended December 31, 2002 and 2001, prepared in accordance with U.S. GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2002	As of December 31, 2001

Current assets	476,377	365,102
Non-current assets	4,445,102	4,579,340
Total assets	4,921,479	4,944,442

Current liabilities	3,630,055	2,816,166
Non-current liabilities	790,751	1,277,203
Total liabilities	4,420,806	4,093,369
Shareholders' equity under US GAAP	500,673	851,073

	For the year ended December 31, 2002	For the year ended December 31, 2001

Net revenues	906,580	1,181,934
Gross profit	497,653	758,223
Operating income	469,019	578,883
Other (expenses) income, net	(6,079)	129
Net financial expense	(315,907)	(1,524,129)
Income (loss) before taxes and accounting change	139,537	(945,118)
Income tax	(492,825)	(134,840)
Net loss before accounting change	(353,288)	(1,079,958)
Accounting change (1)	-	(462)
Net loss under US GAAP	(353,288)	(1,080,420)

(1) Such amount is net of income tax of Ps. 249

e)

Disclosure about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Statement of Financial Accounting Standards No. 107 (“SFAS No. 107”), "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such statement certain disclosure requirements regarding credit risk concentrations. See Note 4 for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgements made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company's fair values should not be compared to those of other companies.

Under SFAS No. 107, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the SFAS No. 107 is supplemental with additional information relevant to an understanding of the fair value.

As of December 31, 2002 and 2001, the carrying amounts of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The fair value of the derivative financial instruments is the estimated amount at which management believes they could be liquidated based on current market conditions or other estimates as quoted market prices obtained from third-party dealers.

The following table reflects the carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2002 and 2001:

2002		2001
Carrying amount	Fair value	Carrying amount	Fair value

Balance Sheet financial instruments	(in millions of US$)
Debt:
First issuance under the 1999 Global Program……………………..	150.1	150.1	154.2	147.6
Second issuance under the 1999 Global Program…………….….	153.3	153.3	153.1	155.0
First issuance under the 2000 Global Program……………………	201.5	201.5	201.6	179.4
IDB loans……………………………………………………………..	330.0	330.0	330.1	351.6

Derivative financial instruments
Non-trading:………………………………………………………………
Interest rate cap agreements………………………………………	1.2	0.1	3.2	1.7
Interest rate swap agreements…………………………………….	__	__	0.1	1.3
Foreign currency futures…………………………………………..	__	__	0.3	1.6

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparts.  Parties associated with the Company’s derivative instruments are investment grade financial institutions.  Accordingly, the Company does not anticipate non-performance by such third parties.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

a)

Disclosure of operating lease information

The Company leases computer equipment under agreements with original terms from two to three years. Future minimum rental payments under these leases are as follows:

Year ended December 31, 2002	Amount
2003	67
Total	67

b)

Disclosure of capital lease information

The Company leases telecommunication equipment and valves under capital lease agreements with an original lease term of 96 and 48 months, respectively. Following is a summary of the assets under capital leases:

As of December 31, 2002
Telecommunication equipment and valves	24,329
Less:
Accumulated depreciation	(5,443)
Net leased property	18,886

Future minimum lease payments for the above assets under capital leases as of December 31, 2002 are as follows:

As of December 31, 2002
2003	2,140
2004	2,140
2005	1,424
2006	29
Total minimum obligations	5,733
Interest	(1,650)
Present value of minimum obligations	(4,083)
Current portion	1,656
Non-current portions as of December 31, 2002	2,427

c)

Earnings per share

Under Argentine GAAP, the Company is not required to present earnings per share information. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods presented.

Basic earnings per share is computed by dividing the net (loss) income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by dividing the net (loss) income for the period by the weighted average number of common and dilutive potential common shares outstanding during the period. Pursuant to SAB No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

During the year ended December 31, 2001, the Company recognized an accounting change related to the initial adoption of SFAS No. 133 amounting to Ps. 462 (loss). Accounting change per share and per ADS for the year ended December 31, 2001 amounted to Ps. (0.0006) and Ps. (0.003), respectively.

d)

Statement of cash flows presentation

The Company has elected to present the statements of cash flows in the primary financial statements using the guidance set forth in Statement of Financial Accounting Standards No. 95 (“SFAS No. 95”) “Statement of Cash Flows” but using Argentine GAAP numbers. As further described in Note 5, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. The following table reconciles the balances included as cash and deposits in banks in the consolidated balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the statements of cash flows:

	As of December 31,
	2002	2001	2000
Cash and deposits in banks…………….	5,917	6,236	2,302
Cash equivalents:
Mutual funds in foreign currency……...	190,179	2,627	5,761
Mutual funds in local currency………...	-	-	1,811
Bank accounts in foreign currency…….	6,540	28,308	-
Bank accounts in local currency……….	-	5,347	-
Government bonds in foreign currency.	-	268	127
Time deposits in local currency………..	-	-	14,624
Time deposits in foreign currency…….	-	78,569	18,864
Total cash and cash equivalents………	202,636	121,355	43,489

Under Argentine GAAP, the effect of inflation on cash and cash equivalents and the effect of exchange rate changes on cash and cash equivalents was not disclosed by presenting additional cash flow statement categories as required by US GAAP. The following table presents the cash flows from operating, investing and financing activities and the effect of inflation accounting and of exchange rates changes on cash and cash equivalents that would be reported in the statement of cash flows, which contemplate classification differences under US GAAP.

	For the year ended December 31,
	2002	2001	2000
Net cash provided by operating activities ………………...	229,802	466,533	382,398
Net cash used in investing activities ……………………...	(95,987)	(464,039)	(143,947)
Net cash (used in) provided by financing activities……...	(62,189)	75,372	(330,529)
Effect of exchange rate changes on cash and cash equivalents…………………………………………………	69,190	-	-
Effect of inflation accounting on cash and cash equivalents…………………………………………………	(59,535)	-	-
Net increase (decrease) in cash and cash equivalents …	81,281	77,866	(92,078)

e)

Operating income

The PPI adjustment recorded during the year ended December 31, 2001 was included in “other (expenses) income, net” in

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

the Argentine GAAP financial statements, whereas under US GAAP, such item would be included in the determination of operating income. The amount of this reclassification is Ps. (125.7) million.

f)

Recent accounting pronouncements

1.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”.  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period for which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period.  The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured.  That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of operations.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that SFAS No. 143 will significantly impact the Company's consolidated financial statements.

2.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 64, “Extinguishments of Debt made to Satisfy Sinking Fund Requirements”, and SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”.  The statement also amends SFAS No. 13, “Accounting for Leases”, to eliminate certain inconsistencies within that statement.  SFAS No. 145 also makes certain technical corrections or clarifications to other authoritative pronouncements.  Certain provisions of SFAS No. 145 are effective for transactions occurring after May 15, 2002, while others are effective for financial statements issued after that date. The Company does not anticipate that SFAS No. 145 will significantly impact the Company's consolidated financial statements.

3.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”.  SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)”. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not anticipate that SFAS No. 146 will significantly impact the Company's consolidated financial statements.

4.

Accounting for Stock -Based Compensation

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of SFAS No. 123”.  SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002, except for certain provisions that are

TRANSPORTADORA DE GAS DEL SUR S.A.

AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(Amounts stated in thousands of constant Argentine pesos as described in Note 3.a),

except for per share and per ADS amounts in constant Argentine pesos or as otherwise indicated)

14.

DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP (Continued)

effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company does not anticipate that SFAS No. 148 will significantly impact the Company's consolidated financial statements.

 5.

Disclosure requirements for guarantees

In November 2002 the FASB has issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. Interpretation No. 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations the guarantor has undertaken in issuing that guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end.  The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

1.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both.  Interpretation No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. The Company does not anticipate that Interpretation No. 46 will significantly impact the Company's consolidated financial statements.

2.

Derivative Instruments

In May 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company does not anticipate that SFAS No. 149 will significantly impact the Company's consolidated financial statements.

3.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. The Company does not anticipate that SFAS No. 150 will significantly impact the Company's consolidated financial statements.