Form 20-F/A
period 2003-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2004-06-30
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

This amendment corrects a typographical error in the exhibits to the EDGAR submission.

This Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F.

Item 19.  Exhibits

See Exhibit Index

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant) By:
/s/ Pablo Ferrero
Name:	Pablo Ferrero
Title:	Chief Executive Officer or General Director

/s/ Claudio Schuster
Name:	Claudio Schuster
Title:	Director of Administration and Finance

Dated: June 30, 2004.

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

1.1

List of TGS’ Subsidiaries******

0.1

Code of Conduct******

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

  13.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

  13.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1

Audit Committee Charter******

EXHIBIT 12.1

CERTIFICATION

I, Pablo Ferrero, certify that:

1.

I have reviewed this annual report on Form 20-F, as amended by this Amendment No. 1 on Form 20-F/A, of Transportadora de Gas del Sur S.A.;

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

b)

[Omitted in accordance with the guidance of SEC Release No. 33-8238]

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

Date: June 30, 2004

/s/ Pablo Ferrero
Pablo Ferrero
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Claudio Schuster, certify that:

1.

I have reviewed this annual report on Form 20-F, as amended by this Amendment No. 1 on Form 20-F/A, of Transportadora de Gas del Sur S.A.;

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

b)

[Omitted in accordance with the guidance of SEC Release No. 33-8238]

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

Date: June 30, 2004

/s/ Claudio Schuster
Claudio Schuster
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F, as amended by this Amendment No. 1 on Form 20-F/A, for the year ended December 31, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2004

/s/ Pablo Ferrero

Name:

Pablo Ferrero

Title:

Chief Executive Officer

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F, as amended by this Amendment No. 1 on Form 20-F/A, for the year ended December 31, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2004

/s/ Claudio Schuster

Name:

Claudio Schuster

Title:

Chief Financial Officer