Form 20-F/A
period 2004-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2005-06-27
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

1

TABLE OF CONTENTS:

1

Please be advised that this amended 20-F/A has been filed for the sole purpose of including an additional attachment.  There has been no change to the text of the 20-F previously filed in respect of the year ended December 31, 2004.

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

Dated: June 27, 2005.

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

Date: June 27, 2005

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

Date: June 27, 2005

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

Dated: June 27, 2005

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

Dated: June 27, 2005

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