Form 20-F
period 2005-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2006-06-27
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to     .

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class “A” Shares, par value Ps.1 each	405,192,594
Class “B” Shares, par value Ps.1 each	389,302,689
794,495,283

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	No	X

1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer …

Accelerated filer    X

Non-accelerated filer  …

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes	No	X

2

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

Our Financial Statements for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been audited by Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers), Buenos Aires, Argentina (“Price”), independent auditors. Price’s audit report dated June 16, 2006 covering our Financial Statements as of December 31, 2005 and 2004 and for the three years in the period then ended is included in this Annual Report.

Argentine GAAP and the specific requirements of the CNV that govern the preparation and presentation of our Financial Statements differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in our Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Note 12 to our Financial Statements contains a description of the principal differences between Argentine GAAP and US GAAP, as they relate to us, and a reconciliation of net income and total shareholders’ equity, in each case from Argentine GAAP to US GAAP.

Our Financial Statements were prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995, when it was discontinued by a decree of the Executive Branch (“Executive Branch”) and a resolution of the CNV. Effective January 1, 2002, inflation accounting was reintroduced as part of Argentine GAAP by Resolution No. 3/2002 issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and General Resolution No. 415 of the CNV, in view of the resumption of significant inflation in Argentina. However, in view of the relative monetary stability in Argentina during 2003, on March 25, 2003, the Executive Branch, through Decree No. 664/01, suspended the application of inflation accounting for periods ending after such date, and the CNV issued General Resolution No. 441 suspending inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income and shareholders’ equity for the fiscal years ended December 31, 2005 and 2004 would not be significant, and for the year ended December 31, 2003 the net income would have decreased by Ps. 36 million with no significant effect on shareholders’ equity.

In addition, until December 31, 2005 Argentine GAAP required the recognition of deferred income tax assets and liabilities on a discounted basis. As indicated in Note 2.h) to our Financial Statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003, we have recorded deferred income tax assets and liabilities on a non-discounted basis, following the provisions of the regulations issued by the CNV. The effect on net income for the three fiscal years mentioned above is not material.

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

References to “we”, “us” and “our” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiary, Telcosur S.A. (“Telcosur”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and

i

uncertainties. When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—Risk Factors” and other cautionary statements appearing in “Item 5. Operating and Financial Review and Prospects”. “Item 3. Key Information—Risk Factors” and other statements describe circumstances that could cause results to differ materially from those contained in any forward-looking statement.

Forward-looking statements include but are not limited to the following:

•

changes in general economic, business, political or other conditions in Argentina;

•

estimates relating to future tariffs and prices for our transportation services and future prices and volumes for products and services in our non-regulated business;

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

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•

risks and uncertainties resulting from any non-compliance by us with the covenants contained in our restructured debt instruments;

•

risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

•

risks and uncertainties associated with our non-regulated business, including those related to international and local prices of NGL, taxes and other restrictions imposed on NGL exports, our ability to renegotiate our agreements with customers and possible increased regulation of the NGL industry in the future by the Argentine government;

•

risks and uncertainties resulting from government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases, restrictions on payments abroad and exchange controls;

•

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

•

risks and uncertainties relating to the energy crisis in Argentina, including the risk that we may effectively be forced to make investments or take other actions that may not be as commercially attractive as other actions; and

•

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us;

Our actual results may differ materially from the results anticipated in these forward-looking statements because such statements, by their nature, involve estimates, assumptions and uncertainties. The forward-looking statements contained

ii

in this Annual Report speak only as of the date of this Annual Report, and we do not undertake any obligation to update any forward-looking statement or other information to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2005, 2004 and 2003, and our Financial Statements as of and for the years ended December 31, 2003, 2002 and 2001, restated in constant pesos as of February 28, 2003. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent auditors’ reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated financial statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31, (in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
	2005	2004	2003	2002 (3)	2001 (3)

Income Statement Data:
Net revenues (1)	1,064,738	994,084	892,795	939,457	1,220,256
Operating income	442,897	453,750	406,897	435,858	698,924
Net financial expense	(209,072)	(260,935)	(219,847)	(1,071,371)	(198,134)
Net income (loss) before income tax	230,322	158,494	164,642	(646,233)	374,121
Net income (loss) for the year	217,507	147,928	286,174	(608,402)	239,925

Per Share Data: (2)
Net income (loss) per share	0.27	0.19	0.36	(0.77)	0.30
Net income (loss) per ADS	1.37	0.93	1.80	(3.83)	1.51

Balance Sheet Data:
Property, plant and equipment, net	4,274,721	4,318,150	4,408,468	4,960,579	4,510,577
Total current assets	720,262	610,659	810,525	354,513	315,048
Total non-current assets	4,476,968	4,534,812	4,642,704	5,091,179	4,657,910
Total assets	5,197,230	5,145,471	5,453,229	5,445,692	4,972,958
Total current liabilities	339,459	354,959	3,383,493	3,654,379	696,034
Total non-current liabilities	2,433,664	2,583,912	11,064	18,815	1,896,024
Total liabilities	2,773,123	2,938,871	3,394,557	3,673,194	2,592,058
Shareholders’ equity (net assets)	2,424,107	2,206,600	2,058,672	1,772,498	2,380,900

Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress)(4)	171,530	109,385	44,245	105,383	423,044
Depreciation and amortization	197,575	197,899	200,454	229,154	193,341

As of and for the year ended December 31, (in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
2005	2004	2003	2002 (3)	2001 (3)

US GAAP Information:
Net income (loss)……………………	270,620	151,634	597,714	(355,902)	(1,088,415)
Shareholders’ equity	1,527,763	1,257,386	1,103,950	504,378	857,371
Net Income (loss) per share (2)	0.34	0.19	0.75	(0.45)	(1.37)
Net Income (loss) per ADS (2)	1.70	0.95	3.76	(2.24)	(6.85)

__________________

(1) Includes Ps. 460,008; Ps. 434,343; Ps. 422,093; Ps. 532,051 and Ps. 954,230 of gas transportation net revenues and Ps. 604,730;   Ps. 559,741; Ps. 470,702; Ps. 407,406 and Ps. 266,026 of NGL production and commercialization and other services net revenues for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

(2) Net income (loss) per share under Argentine GAAP and US GAAP have been calculated for every year based on the 794,495,283 common shares outstanding at December 31 of each year. Each American Depositary Share (“ADS”) represents five shares.

(3) Such amounts reflect certain reclassifications for comparative purposes with the years ended December 31, 2005, 2004 and 2003, which reclassifications were required by new accounting standards issued by the Argentine Federation of Professional Councils in Economic Sciences (the “Argentine Federation”).

(4) For more information, see Note 3 to our Financial Statements, included elsewhere herein.

Dividends

A summary of the dividends paid during the five most recent years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)

2001(3)	207.1	0.261	94.2	0.119	0.593
2002	0.0	0.000	0.0	0.000	0.000
2003	0.0	0.000	0.0	0.000	0.000
2004	0.0	0.000	0.0	0.000	0.000
2005	0.0	0.000	0.0	0.000	0.000

(1)

Stated in constant pesos as of February 28, 2003.

(2)

Stated in U.S. dollars as of the payment date. See “Exchange Rate Information”  below, for information on the exchange rates used in this Annual Report.

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

Our Board of Directors regularly submits our Financial Statements for the preceding fiscal year, together with reports thereon by the Statutory Audit Committee, to the shareholders at the annual ordinary shareholders’ meeting for approval. According to Argentine law, this ordinary shareholders’ meeting must be held to approve the financial statements and determine the allocation of our net income for such year. Under the Commercial Companies Law in Argentina, the shareholders are required to allocate a legal reserve equal to 5% of each fiscal year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally required until such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock”, as shown on our Consolidated Statement of Changes in Shareholders’ Equity. If the legal reserve falls below the 20% required amount, dividends may not be paid until the legal reserve has been restored to at least the required 20% threshold. The amount represented by the legal reserve is not available for distribution as dividends. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the shareholders’ meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see “Item 10. Additional Information—Taxation—Argentine Taxes.”

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December, 2005	3.0400	2.9780	3.0142	3.0320
January 2006	3.0660	3.0300	3.0474	3.0660
February, 2006	3.0750	3.0660	3.0703	3.0740
March, 2006	3.0830	3.0670	3.0772	3.0820
April, 2006	3.0850	3.0390	3.0664	3.0480
May, 2006	3.0880	3.0340	3.0550	3.0850
June, 2006 (through June, 16)	3.0830	3.0790	3.0809	3.0790

Year ended December 31,
2001	1.0000	1.0000	1.0000	1.0000
2002	3.9000	1.6000	3.2650	3.3700
2003	3.3500	2.7600	2.9489	2.9300
2004	3.0600	2.8030	2.9414	2.9790
2005	3.0400	2.8590	2.9236	3.0320

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each fiscal year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 16, 2006, the reported exchange rate was Ps. 3.079=U.S.$1.00.

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

Risks Relating to Argentina

Overview

We are a sociedad anónima and most of our operations and nearly all of our assets are located in Argentina. A significant portion of our revenues are generated in Argentina and, consequently, are peso-denominated. In 2005, approximately half of our revenues were peso-denominated. Conversely, substantially all of our indebtedness is U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina and on the exchange rate between the peso and the U.S. dollar. As detailed below, in the past several years the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of U.S. dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and may continue to significantly affect our financial condition and results of operations and may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Economic and political instability resulted in a severe recession in 2002, which had a lasting effect on Argentina’s economy.

By the second half of 1998, the Argentine economy entered into a recession that caused the real gross domestic product (“GDP”) to decrease by 3.4% in 1999. Following his election in October 1999, President Fernando De la Rúa was confronted with the challenges of dealing with Argentina’s enduring recession and obtaining political consensus on critical issues related to the economy, public sector spending, legal reforms and social programs. However, real GDP contracted by 0.8% in 2000 and by 4.4% in 2001. As the recession caused tax revenues to drop, the public sector relied increasingly on financing from local and, to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. As the public sector’s creditworthiness deteriorated, interest rates reached record highs, bringing the economy to a virtual standstill. The lack of confidence in the country’s economic future and its ability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits and capital outflows.

In the second half of 2001, a sustained period of economic recession culminated in severe social, monetary and financial turmoil and a series of dramatic political and legislative developments in Argentina. On December 1, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were perceived as further paralyzing the economy and caused a sharp rise in social discontent, ultimately triggering public protests, outbreaks of violence and the looting of stores throughout Argentina. After declaring a state of emergency and suspending civil liberties, President De la Rúa resigned on December 21, 2001, amid large-scale, violent demonstrations against his administration. After three interim presidents in rapid succession, Senator Eduardo Duhalde, a member of the opposition Peronist party, was elected by the Legislative Assembly and assumed the Presidency on January 2, 2002, to serve for the remainder of De la Rúa’s term.

The Duhalde administration quickly adopted a series of emergency measures affecting Argentina’s monetary and fiscal policies including: ratifying the suspension of payment of certain of Argentina’s sovereign debt declared by interim President Rodríguez Saá; converting certain U.S. dollar-denominated loans from financial institutions into peso-denominated debts (“pesification”) at a one-to-one exchange rate plus an adjustment for variations in consumer prices (Coeficiente de Estabilización de Referencia, “CER”) or in salaries (Coeficiente de Variación Salarial, “CVS”) and U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of Ps.1.40 per U.S.$1.00, as adjusted by CER; converting most U.S. dollar-denominated obligations with non-financial institutions into peso-denominated obligations, at a one-to-one exchange rate, plus an adjustment by CER or CVS, as the case may be, plus an equitable adjustment, in certain cases; restructuring the maturity and interest rates on bank deposits and maintaining restrictions on bank withdrawals; enacting an amendment to the Central Bank’s charter to (1) allow it to print currency in excess of the amount of foreign reserves it holds, (2) make short-term advances to the federal government and (3) provide financial assistance to financial institutions with liquidity constraints or solvency problems; converting public service tariffs, including those affecting our business, which had been established in U.S. dollars, into pesos at a one-to-one exchange rate; authorizing the federal government to renegotiate public service contracts on a case-by-case basis; imposing restrictions on transfers of funds abroad subject to certain exceptions, most of which have been lifted; and requiring the deposit into the Argentine financial system of foreign currency earned from exports, subject to certain exceptions. Commercial and financial activities were virtually paralyzed in 2002, further aggravating the economic recession that precipitated the above-mentioned political crisis. Presidential elections were held on April 27, 2003, but no candidate obtained the requisite percentage of votes to be elected president. Although a run-off election between the two candidates that obtained the highest number of votes was initially required, Carlos Menem withdrew from the run-off election and as a result, Néstor Kirchner was elected president and assumed office on May 25, 2003.  Since taking office, Kirchner has enjoyed high levels of political support and the recovery and growth of the economy.

Notwithstanding this continued stabilization, the Argentine economic and social situation have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue to grow.

Potential future devaluation of the peso creates uncertainty as to Argentina’s economic future and which will likely have a material adverse effect on our results of operations and financial condition and our ability to service our debt obligations.

In April 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy, enacting Law No. 23,928 and its Regulatory Decree No. 529/91, known as the Convertibility Law. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar and required that the Central Bank maintain reserves in gold and foreign currency at least equivalent to the monetary base. Following the enactment of the Convertibility Law, inflation declined steadily and the economy experienced growth through most of the period from 1991 to 1997. In the fourth quarter of 1998, however, the Argentine economy entered into a recession that caused the GDP to decrease by 3.4% in 1999, 0.8% in 2000, 4.4% in 2001 and 10.9% in 2002. In the second half of 2001, Argentina’s recession worsened significantly, precipitating the political and economic crisis described in greater detail above.

Beginning in December 2001, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on the transfer of funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions, which were generally subject to prior approval by the Central Bank, most of which as of the date of this Annual Report are no longer applicable in connection with repayments made to foreign creditors. In December 2001, the Argentine government declared an official default on Argentina’s foreign debt payments. On January 7, 2002, the Argentine Congress enacted the Public Emergency Law No. 25,561 (the “Public Emergency Law”), which introduced dramatic changes to Argentina’s economic model.

The Public Emergency Law ended more than a decade of uninterrupted U.S. dollar-peso parity under the Convertibility Law and eliminated the requirement that the Central Bank back the peso with reserves in gold and foreign currency at least equal to Argentina’s outstanding peso monetary base. Throughout 2002, the peso-dollar exchange rate fluctuated significantly and, consequently, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. The policies adopted and the actions taken by the Argentine government, however, may not be able to control the value of the peso. Although the peso-U.S. dollar exchange rate has remained relatively stable from  2003 through 2005 and into 2006 thus far it is impossible to predict future fluctuations in the exchange rate and how they could affect our results of operations and financial condition (see “—Exchange Rate Information” above). Moreover, we cannot predict or anticipate whether, and to what extent, the Argentine government will further modify its monetary policy and, if so, what impact any of those changes could have on the value of the peso. The devaluation of the peso and the uncertainty surrounding its future value relative to the U.S. dollar and other currencies place the Argentine economy at risk for further deteriorations.

The Public Emergency Law was extended until December 31, 2006. As detailed above, the Argentine economy has experienced a severe recession and political and economic crisis, and the abandonment of the peso/U.S. dollar parity has led to significant devaluation of the peso against major international currencies. Argentine government actions concerning the economic policy, including with respect to inflation, interest rates, price controls, foreign exchange controls and taxes, have had and may continue to have a material adverse effect on private sector entities, including us. Although some economic indicators of the Argentine economy stabilized in 2003, 2004 and 2005 we cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our business, financial condition, or results of operations or impair our ability to make payments of principal and/or interest on our outstanding indebtedness.

Since 2003 the peso has traded within a relatively narrow range against the dollar. However, because substantially all of our indebtedness is U.S. dollar-denominated, further devaluation of the peso will negatively affect our revenues expressed in U.S. dollars while increasing the relative cost, in peso terms, of expenses and other financial obligations denominated in foreign currencies, thereby decreasing our cash-generating ability and potentially having a material adverse effect on our liquidity and our ability to service our debt.

At December 31, 2005, our total consolidated U.S. dollar-denominated indebtedness was the equivalent of US$ 836.3 million.

Substantial inflation has occurred following the repeal of the Convertibility Law and in the future it may continue, which may have a material adverse effect on our results of operations and financial condition.

Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the Consumer Price Index (“CPI”) of 42.8% and in the Wholesale Price Index (“WPI”) of 118.9%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public utility rate (“tariff” or “rate”) adjustments and the large drop in demand resulting from the severe recession. Inflation slowed in 2003, with the CPI increasing by 3.7% and the WPI increasing by 2.0% for the year. Further, during 2004, the CPI increased by 6.1% and the WPI increased by 7.9%. This reduction in the relative level of inflation reflected the appreciation of the peso against the U.S. dollar, the increased demand for domestic currency and the distortion of relative prices due to the elimination of public service tariff adjustments. Although in 2003 and 2004 there was a slowdown in the inflation indexes, we cannot assure you that this situation will remain the same. During 2005, the Argentine CPI increased 12.3% and the WPI increased 10.6% from the prior year, reflecting increasing inflation compared with 2004. During the first quarter of 2006, the WPI increased 2.5%, while the CPI increased 2.9%, a rate that is higher on an annualized basis than the  8% to 11% annual rate goal range established in the Monetary Program of the Central Bank for 2006, and the 9.1% annual rate stipulated in the national budget for 2006.

The unpredictability of Argentina’s inflation rate makes it impossible to us to foresee how our business and results of operations may be affected in the future by inflation. Continued inflation in Argentina without significant increase in our tariffs would have a material adverse effect on our business, results of operations and financial condition.

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

Due to the failure of Argentina to meet budgetary targets, including those for the fourth quarter of 2001, on December 5, 2001, the International Monetary Fund (“IMF”) suspended disbursements under its lending arrangements with Argentina. On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately US$65.4 billion of Argentina’s approximately US$144.5 billion of sovereign debt, as of December 31, 2001. As a result of these events, international rating agencies downgraded the rating of Argentina’s sovereign debt to default status.

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

Also in August 2004, the Argentine government announced the suspension of negotiations with the IMF until December 31, 2004, in order to focus efforts on the restructuring of its defaulted sovereign debt. On September 17, 2004, the IMF granted Argentina a one-year grace period in the repayment of an amount of principal of approximately US$1,100 million, initially scheduled to mature between September 20, 2004 and January 17, 2005.

On November 1, 2004, the Argentine government filed with the SEC (and later with the securities commissions of Italy, Germany and Luxembourg) the terms of the new public debt securities to be issued in order to restructure the defaulted debt. Sovereign debt in default totaled approximately US$100 billion, comprised of principal and unpaid interest accrued before December 31, 2001. The new securities offered in connection with the exchange offer were to be denominated in U.S. dollars, euros, Japanese yens and Argentine pesos (indexed by CER). On December 9, 2004, Executive Decree No. 1735/04 was issued, approving the debt restructuring under the terms and conditions set forth in the offering circular supplement attached to such Decree, and approving the terms and conditions of the new securities to be delivered in exchange for the eligible securities.

On January 14, 2005, the Argentine government officially launched the debt restructuring process and, on March 18, 2005, officially announced that 76.15% of bondholders had accepted the offer. The new bonds were issued in April 2005.

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

Several legal actions were filed in the U.S., Italy and Germany by bondholders who did not accept the Argentine government’s offer, which delayed settlement of the exchange offer. On March 21, 2005, a U.S. District Court judge for the Southern District of New York issued several ex parte orders seeking to attach certain bonds with a face value of US$7 billion that had been tendered by bondholders participating in the debt exchange, effectively preventing the scheduled settlement by Argentina and its exchange offer. A week later, the judge decided to vacate the orders, but upon request of the plaintiffs, agreed to stay the vacatur pending plaintiffs’ appeal to the 2nd U.S. Circuit Court of Appeals. On May 13, 2005, the Court of Appeals affirmed the order of the District Court vacating the restraining order and the order of pre-judgment attachment and on May 23, 2005, the District Court vacated its stay. A judgment against the Argentine government in such pending cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us.

On December 15, 2005, President Kirchner announced the early payback of the debt to the IMF. To that end, on January 3, 2006 a disbursement was made by the Argentine government for an amount of U.S.$9.5 billion.

Despite these measures, it is unclear what additional measures the plaintiffs in the litigation against the government will pursue. Further claims against the Argentine government could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us. Moreover, there can be no assurance that the Argentine government will not default on its obligations under the new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies including the World Bank without subsequent new loans in order to avoid a default vis-à-vis such agencies. All such events could also impair Argentina’s capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

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

Recently, a large number of cases brought in Argentine courts have challenged the constitutionality of pesification pursuant to the Public Emergency Law and have demanded the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court (the “Supreme Court”) has struck down the mandatory conversion into pesos of U.S. dollar deposits. On March 5, 2003, the Supreme Court held unconstitutional the Argentine government’s conversion of U.S. dollar-denominated deposits into pesos in the case of deposits of the province of San Luis with Banco de la Nación. On October 26, 2004, however, the Supreme Court upheld the constitutionality of the pesification in a separate case brought by a private depositor against the financial institution where the deposit was held. Notwithstanding this decision, the constitutionality of pesification continues to be challenged by private depositors and the inconsistency of the decisions by the Supreme Court creates uncertainty for the Argentine banking system as a whole and raises the possibility that a large number of depositors may seek to withdraw all of their deposits and convert them into dollars in the future. If this happens, a liquidity crisis would occur and the Argentine government may be required to provide additional financial assistance to banks. This, in turn, would add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s currently outstanding bonds. If the Argentine government is not able to provide this assistance and withdrawals from banks become significant, one or more banks or even the entire Argentine financial system could collapse. Funds withdrawn from Argentine banks or the Argentine financial system generally may flow to foreign markets which could adversely affect exchange and inflation rates and cause additional volatility in the Argentine financial system.

While the Argentine financial system is recovering, it continues to be fragile. The system’s failure would have a material adverse effect on our prospects for economic recovery and stability. Even short of failure, the crisis in Argentina and its financial sector has had a material adverse effect on us and will likely continue to adversely affect our ability to borrow funds (including the establishment of lines of credit), requiring us to continue to rely on internally generated funds to sustain our operations. We would be materially and adversely impacted if the Argentine financial system were to collapse or deteriorate.

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

All of our net revenues from our gas transportation segment are attributable to public service contracts, which are subject to government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”). Prior to the passage of the Public Emergency Law, the tariffs we were permitted to charge under these public service contracts permitted indexation, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation.

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

Our results of operations may be harmed because our public service contract with the Argentine government is subject to renegotiation.

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

•

the profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress in respect to the renegotiation of our public service contracts. In July 2003, UNIREN was created under the joint jurisdiction of the Ministries of Economy, Production, Federal Planning, Public Investment and Utilities. Little progress has been made to date in the renegotiation process with UNIREN. We cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License or the tariffs for our public service contracts. The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2006, pursuant to Law No. 26,077.

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

Enron Corp., the parent corporation of certain shareholders of Compañía de Inversiones de Energía S.A. (“CIESA”), our controlling shareholder, has filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Government of Argentina under the Bilateral Investment Treaty between the United States and Argentina. We understand that the claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure effected by the Public Emergency Law and related laws and decrees, violates the requirement of fair and equitable treatment under the treaty. A number of similar claims have been filed by shareholders of public service companies in Argentina under bilateral investment treaties.  One such case  involving a US shareholder, has been decided in favor of the shareholder, although media reports indicate that the Argentine government intends to contest the award. The outcome of the ICSID proceeding is unclear.  It is possible, however, that the continued pursuit of such claim by Enron could adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

The proposal of UNIREN for the renegotiation of our License requires us, and our shareholders, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments which were not applied in 2000 and 2001. Additionally, we are required to hold Argentine government harmless from any claim or lawsuit filed by any of our shareholders or any compensation in favor of such shareholders and reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit.  If our shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected.

Even if our shareholders and CIESA’s shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed. Other similarly situated public utility companies have complied with the UNIREN requirement. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, in some cases the initial tariff increases have not been approved yet by their respective regulatory entities, and in other cases the process for future tariff increases have been suspended, due to their potential impact on inflation.

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

The Executive Branch, through Decree No. 180/04 issued on February 16, 2004, among other measures, established the creation of MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions in both the gas spot and the transportation and distribution secondary markets along with producing efficient prices through offer and demand free interaction. To that end, all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with the Secretaría de Energía’s (the “Federal Energy Bureau”) requirements. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This requirement may have a material impact on non-firm transportation revenues, which for the year ended December 31, 2005 amounted to approximately Ps. 29.2 million. For a description of our gas transportation business, see “Item 4. Our Information.—Business Overview—Gas Transportation Regulated Business” below.

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

Since 2004, the gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy, and (ii) the devaluation of the peso and the pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation. However, notwithstanding this increase in demand, these conditions have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers. Producers of natural gas, therefore, have been limited, if not unable, to implement wellhead gas price adjustments since 2002 until May 2004, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas producers have limited their investments in exploration and production of natural gas. Likewise, the elimination of tariff adjustments for transportation companies has caused transportation companies to suffer a decrease in their profitability and, therefore, such companies have limited their investments in pipeline expansion activities. These events have contributed to the energy crisis in the natural gas industry in Argentina, where demand is exceeding available capacity.

In light of these events, the Argentine government has decided to initiate a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds as vehicles to facilitate those investments.

In 2005, a trust fund was created to carry out the expansion of the San Martín pipeline which transportation capacity was increased by 2.9 MMm3/d (102.4 MMcf/d) (for more information see “Item 10. Additional Information-Material Contracts-Gas Trust”). In addition, in April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 20 MMm3/d, of which almost 7.0 MMm3/d correspond to our system. In a first stage, our expansion would be for an additional transportation capacity of 3.3 MMm3/d and would be fulfilled between 2007 and 2008. The investment would be financed by the shippers who subscribed the additional capacity. However, there can be no assurance that we will not be forced by the Argentine Government to finance part of this expansion.

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

Our NGL business is volatile as the result of that business depend largely on factors outside our control. In particular, increases in export taxes on, a decrease in international prices of or other regulation of NGL may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment, operations relating to NGL production and commercialization represented a larger portion of our total net revenues since 2003. For the years ended December 31, 2005 and 2004 net revenues relating to NGL production and commercialization represented approximately 51% of our total net revenues while for the year ended December 31, 2003 net revenues represented approximately 48% of our total net revenues. This increase is primarily due to higher international prices for propane and butane (“LPG”) and production volume increases. Any decline in international prices for LPG, which have fluctuated significantly over the last ten years, may materially adversely affect our results of operations and financial condition.

In addition, effective March 1, 2002, the Argentine government imposed a 5% export tax on NGL exports, which tax was increased to 20% effective May 2004. Any further changes in this tax rate may materially adversely affect our results of operations and financial condition.

Finally, under the current regulatory regime, producers of LPG are obliged to ensure that demand in the domestic Argentine market is met, a requirement that may lead us to sell LPG into the domestic market in preference to the export market where prevailing prices are likely to be higher. In addition, according to Law No.

26,020 and the resolutions enacted by the Federal Energy Bureau, the current regulatory regime imposes a limit in practice on the prices we are able to realize for our domestic LPG sales, and such limit is likely to be below the net prices we obtain from our export sales.

We can not assure that the Argentine Government will not impose us additional export restrictions on LPG. If it were to do so, it would materially adversely affect our results of operations and financial position.

A significant increase in the price of natural gas may adversely affect the profitability of the NGL production and commercialization business segment.

The cost of NGL production and commercialization for our own  account (see Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization – Non-regulated Business) may increase significantly, as a consequence of the natural gas price deregulation since March 2006 (see Item 4.— Our Information— B. Business Overview—Gas Transportation – Regulated Business—The Argentine Natural Gas Industry—Historical Background), in times where the natural gas production is not enough to satisfy the current demand.

New pipeline constructions in the future may adversely affect our revenues of the gas transportation and NGL production and commercialization business segments.

Currently, there are two important pipeline construction projects which are under feasibility studies. Noreste pipeline is an Argentine government project which may connect the Bolivian natural gas basins with the northeastern of Argentina and the greater Buenos Aires region. The capacity of this pipeline is anticipated to be approximately 20 MMm3/d. Sudamericano pipeline project, to be carried out by the governments of Venezuela, Brazil and Argentina, may transport approximately 150 MMm3/d of natural gas from Venezuela to Brazil and Argentina. These huge new projects might lessen future investments in the exploration of fields from which we transport gas and consequently could decrease the volumes transported, adversely affecting our revenues of the gas transportation and NGL production and commercialization business segments.

CIESA, as principal shareholder, exercises significant control over matters affecting us.

Our controlling shareholder, CIESA, is in position to direct our management, to control the election of a majority of the Board of Directors, to determine our dividend and other policies and to generally determine the outcome of any matter put to a vote of our shareholders. Pursuant to the procedures established by the Argentine Government under which CIESA made its investment in us, there are restrictions on the ability of CIESA to reduce its shareholding in us below 51% of the share capital.

In addition, CIESA is facing a debt restructuring process (see Item 4.— Our Information—A. Our History and Development—General). If the proposed Restructuring Agreement is not approved by the CNV, ENARGAS and Comisión Nacional de Defensa de la Competencia (“CNDC”), or any other aspect of the restructuring plan fails, CIESA may be forced into bankruptcy.

We have engaged in and will continue to engage in transactions with the shareholders of CIESA and their affiliates. However, the interests of these shareholders and affiliates may not be aligned, or may conflict, with our interests.

Item 4. Our Information

A.

Our History and Development

General

Transportadora de Gas del Sur S.A. commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of GdE, the Argentine state-owned gas company, whose integrated operations included gas transportation and distribution. GdE was divided into ten companies: two transportation companies and eight distribution companies. We are a sociedad anónima, incorporated with limited liability under Argentine law on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050/60/70/80 and our web address is www.tgs.com.ar.

We are currently the largest transporter of natural gas in Argentina, delivering approximately 62% of the country’s total gas consumption through 7,927 km (4,926 miles) -of which 7,471 km (4,642 miles) are owned by us- of pipeline with a current firm contracted capacity of 71.4 MMm3/d (approximately 2.5 Bcf/d). Substantially all of our capacity is subscribed for under firm long-term transportation contracts. We are also the largest processor of natural gas and one of the largest marketers of NGL in Argentina. We also operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where NGL are separated from gas transported through our pipeline system and stored for delivery.

We hold a License that is currently scheduled to expire in 2027, extendable for an additional ten-year period at our option if certain conditions are met. This license gives us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our system connects major gas fields in southern and western Argentina with both distributors and large consumers of gas in those regions as well as in the greater Buenos Aires area, the principal population center of Argentina.

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remainder of our common stock. CIESA is owned 50% by Petrobras Energía and one of its subsidiaries, 40% by an Argentine affiliate of ABN AMRO BANK N.V. Trust (the “Trust”), and 10% by a subsidiary of Enron Corp..

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred Class “B” common shares (representing 7.35% of our outstanding share capital) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005, among CIESA, its current shareholders and its creditors. This agreement consists of two steps: the first consisted of the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million. The second step requires the cancellation of the remaining debt (which principal amounts to US$ 201 million) through CIESA’s transfer to its creditors of Class “B” common shares representing approximately the 4.3% of TGS’s common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron) and the issuance of new CIESA shares in such a manner that the creditors will hold the 50% of the common stock, while the remaining 50% will be held by Petrobras Energía. This second step will be achieved once the approvals of the CNV, ENARGAS and CNDC are obtained.

With the prior approval of ENARGAS on July 15, 2004, Enron Pipeline Company Argentina S.A. (“EPCA”) assigned its technical assistance agreement with us to Petrobras Energía, whereby Petrobras Energía now functions as our technical operator.

During the last three fiscal years, our aggregate capital expenditures amounted to approximately Ps. 311.3 million. Such capital expenditures include Ps. 130.4 million related to our gas transportation system expansions, Ps. 107.4 million related to improvements to our gas transportation system, Ps. 47.1 million related to NGL production and commercialization activities and Ps. 26.4 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

Our most significant achievement during 2005 was the finalization of our gas transportation system expansion. This project was implemented within the framework of a Trust Fund constituted by the Executive Branch for the purpose of financing gas pipeline systems expansions. The expansion generated a transportation capacity increase in the General San Martín Pipeline of 2.9 MMm3/d (102.4 MMcf/d) and required an aggregate investment of US$ 351 million, of which US$ 311 million was financed by the investors in the Trust Fund and approximately US$ 40 million (including Value Added Tax -“VAT”-) was provided by us. 80% of the revenues obtained from the expanded transportation capacity will be applied towards repaying our investment. For more information see “Item 10.C. Material contracts. Gas Trust”.

Our Future Strategy

During 2005, we conducted our business within an improved Argentine macroeconomic environment that resulted in an increase of the gross domestic product. The increased prices of Argentine commodities throughout most of 2005 benefited not only the country but also us. However, we believe that the sustainability of this macroeconomic improvement depends on future investment in Argentina and on the resolution of certain key issues which remain unsolved and are vital to providing the stable and transparent market rules necessary to fostering adequate levels of investment.

We still face significant challenges, such as the unresolved issue of the adjustment of tariffs and the redefinition of the gas transportation regulatory framework, which still remain unsettled four years after the enactment of the Public Emergency Law. We expect that the renegotiation of utilities and public works contracts will establish new methodologies for the assessment of tariff increases and new mechanisms for their periodic review so as to ensure that long-term investments can be made by the private utilities and that the utilities will be able to receive a return thereon.

In light of the positive achievements described above and the improvement in the macroeconomic circumstances in Argentina, we intend to focus on pursuing and achieving the following goals and objectives:

•

Renegotiating our License and, in particular, the terms and conditions relating to our tariffs and future tariff adjustments. A renegotiation of our License, and the licenses held by similar companies, is essential to support our continued ability to render our gas transportation services, our long-term growth and the growth of the energy industry generally. On the other hand, we are committed to support initiatives to expand the pipeline system, as far as they do not affect our shareholders’ economic interests;

•

for the non-regulated segment, we will focus our strategy on the improvement of margins and the increase of production volumes by means of long-term agreements with producers for gas supply and strategic alliances with customers. We are certain that this course of action will enable us to seize further market opportunities. In the Other Services segment, our future strategy is aimed at our positioning in transportation infrastructure, liquids and midstream businesses, both in the local and regional markets;

•

we will also strive to maintain our high operational standards, our high reliability and availability indicators, ensuring overall operative efficiency and implementing -among other steps- a procurement strategy for main goods and services that are pivotal to our competitiveness;

•

in the medium term, we will evaluate potential opportunities to refinance our current financial debt, looking for the reduction of our financial cost, the improvement of the maturity profile and the reduction of several restrictive covenants. For that purpose, in order to make the refinancing more feasible, our goal is to accelerate the payment of our outstanding debt, according to our financial possibilities;

•

the adoption of corporate governance practices in line with international best practices; and

•

a style of management that favors the achievement of our objectives based on our values (integrity, cooperation and commitment).

If we achieve these goals and objectives, we believe that our short-term and long-term viability and our prospects for future growth and development will be significantly enhanced, allowing us to increase attractiveness for our stakeholders.

B.

Business Overview

GAS TRANSPORTATION-REGULATED BUSINESS

As a transporter of natural gas, we receive gas owned by a shipper, typically a gas distributor, at one or more intake points on our pipeline system for transportation and delivery to the shipper at specified delivery points along the pipeline  system. Under applicable law and our License, we are not permitted to buy or sell natural gas except for our own consumption and to operate the pipeline system. See “—Regulatory Framework” below for more information.

Our pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and the greater Buenos Aires area. Transportadora de Gas del Norte S.A. (“TGN”), the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides gas transportation services to the greater Buenos Aires area.

Gas transportation services accounted for approximately 43%, 44% and 47% of our total net revenues in 2005, 2004 and 2003, respectively. In 2005, approximately 72% of our average daily gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below). Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into, in most cases, with the same four gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity. During 2005, the amount of net revenues derived from firm transportation contracts was approximately Ps. 428.4 million, representing 94% of the total net revenues for the gas transportation segment.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 4.8 million end-users, including approximately 3.3 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGas S.A. (“MetroGas”), Gas Natural BAN S.A. (“BAN”), Camuzzi Gas Pampeana S.A. (“Pampeana”) and Camuzzi Gas del Sur S.A. (“Sur”). These distribution companies serve in the aggregate approximately 69% of the distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2005, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bm3)	% of Market Served	No. of End-Users (in million)	% of deliveries received from us
MetroGas (1)	7.7	27%	2.0	95%
Pampeana (1)	4.3	15%	1.0	98%
Sur	3.8	13%	0.5	100%
BAN (1)	4.0	14%	1.3	63%
		69%	4.8

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, at December 31, 2005, 2004 and 2003, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	December 31,
	2005			2004			2003
	Average firm contracted capacity		Net revenues	Average firm contracted capacity		Net revenues	Average firm contracted capacity		Net revenues
Firm:	(MMm3/d)	(MMcf/d)	(million of pesos)	(MMm3/d)	(MMcf/d)	(million of pesos)	(MMm3/d)	(MMcf/d)	(million of pesos)
MetroGas	22.5	796.0	172.8	22.2	785.4	171.1	22.2	785.4	171.7
Pampeana	11.0	388.3	81.3	11.5	405.1	76.6	12.8	453.1	76.2
BAN	9.2	325.0	64.0	9.0	316.7	60.6	9.0	316.8	60.7
Sur	9.8	345.1	19.1	8.5	298.4	17.0	7.8	275.8	15.5
Others	15.7	556.2	91.2	12.4	441.5	80.4	9.8	346.5	76.6
Total firm	68.2	2,410.6	428.4	63.6	2,247.1	405.7	61.7	2,177.6	400.7
Interruptible and others:
	-	-	31.6	-	-	28.6	-	-	21.4
Total	68.2	2,410.6	460.0	63.6	2,247.1	434.3	61.7	2,177.6	422.1

Step-down Rights. We are required by the ENARGAS to grant all shippers of natural gas step-down rights, which permit the shippers to reduce some of their committed capacity in the zones where, as a result of open bidding, new shippers of natural gas subscribed for firm transportation capacity, and provided we do not suffer any economic harm. ENARGAS’s intention is to promote a more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2005, 2004 and 2003:

	December 31,
	2005		2004		2003
	Average daily		Average daily		Average daily
	deliveries		Deliveries		deliveries
Firm:	(MMm3/d)	(MMcf/d)	(MMm3/d)	(MMcf/d)	(MMm3/d)	(MMcf/d)
MetroGas	21.6	762.8	21.2	748.7	17.8	628.6
Pampeana	10.0	353.1	9.3	328.4	8.6	303.7
Sur	6.9	243.7	6.1	215.4	5.3	187.2
BAN	7.8	275.5	7.6	268.4	6.9	243.7
Others	11.0	388.5	10.3	363.7	8.6	303.7
Subtotal firm	57.3	2,023.6	54.5	1,924.6	47.2	1,666.8
Subtotal interruptible	7.3	257.8	7.0	247.2	5.4	536.8
Total	64.6	2,281.4	61.5	2,171.8	52.6	2,203.6
Average annual load factor(1)	95%		97%		85%
Average winter heating season load factor(1)	103%		104%		102%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

Since privatization of the pipeline system, we have succeeded in increasing peak-day delivery capability, as reflected in the pipelines’ increase in average three-day peak deliveries, from 42.9 MMm3/d (1.5 Bcf/d) in 1991, as measured by GdE (no statistical data is available for 1992), to 66.7 MMm3/d (2.4 Bcf/d) in 2001, representing an increase of 55%. Since 2001 to 2005 the average three-day peak deliveries has increased only slightly to 74.4 MMm3/d (2.6 Bcf/d), representing an increase of 12% and reflecting the unfavorable investment climate since late 2001.

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

In 2003, we entered into an agreement with a consortium of gas producers in the Austral basin, constituted by Total Austral S.A., Panamerican Sur S.R.L. and Wintershall Energía S.A. with the purpose of providing Argentine natural gas to the Methanex company, a leader in methanol production, located in Chile. Under such agreement, in 2004, we constructed a compressor plant of 12,700 HP along the General San Martín pipeline, and through an affiliate, Emprendimientos de Gas del Sur S.A. (“EGS”), built a pipeline of about 6 km (3.7 miles) long and with 1 MMm3/d (35.3 MMcf/d) of initial capacity (with a 1.2 MMm3/d or 42.4 MMcf/d expansion foreseen by the year 2009), which links our main pipeline system to the Chilean border. The financing of the project consisted of advance payments from the Consortium on account of future transportation services. The pipeline was completed in late 2004 and is currently in service.

In February 2004, we reached an agreement with UNIREN and Sur, under which we invested Ps. 17.0 million in a pipeline expansion. The project consisted of the construction of approximately 51 km (32.7 miles) of looping pipeline connected to the Cordillerano pipeline.  According to this agreement, our investment in this project reduced our liability to GdE in respect of a claim filed by GdE in 1996.  See “Item 8.  Financial Information—Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in all the segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree N° 180/04 and Resolution N° 185/04 issued by the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”)- the framework for the creation of a trust fund (the “Gas Trust”) with the aim of financing gas transportation system expansions.

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm3/d (102.4 MMcf/d). The expansion was achieved through the construction of approximately 509 km (316 miles) of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The works, which were fulfilled in August 2005, had partially come into service in July 2005.

The Gas Trust invested approximately US$ 311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus an additional specific charge, which will ultimately be paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. We invested approximately US$ 40 million in the expansion (including VAT for an amount of US$ 7 million), which will be recovered with the 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future) which represent annual revenues of approximately Ps. 23 million (for more information see “Item 10. Additional Information—Material Contracts—Gas Trust”).

In April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 20 MMm3/d (706.3 MMcf/d), of which almost 7.0 MMm3/d (247.2 MMcf/d) correspond to our system. In a first stage, our expansion would be for an additional transportation capacity of 3.3 MMm3/d (116.5 MMcf/d) and would be fulfilled between 2007 and 2008. The investment would be financed, directly or indirectly, by the shippers who subscribed the additional capacity.

System Improvements. In 2005, 2004 and 2003, we made capital expenditures in the aggregate amount of approximately Ps. 25.3 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines in accordance with Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; in the last five years we had not had significant ruptures in our system’s pipeline.

As the Neuba I suffered ruptures in 1998 and 1999 caused by the fissures which were produced by the Stress Corrosion Cracking (“SCC”), we made, in 2000 and 2001, hydrostatic tests on some critical tranches of that pipeline. As a consequence of these tests, we replaced approximately 1.2 km of pipeline and carried out a recoating program.

The hydrostatic tests require the interruption of the gas transportation service for approximately one month. Currently, this is impracticable due to the high gas transportation demand. Therefore, in 2004, we contacted a Russian internal inspection service supplier, who offered us an internal inspection tool that would permit the detection of the SCC without interruption of the gas transportation service. In March 2005, we made internal inspections on some pipeline tranches using this new technology, which was not effective. Consequently, the Russian company is designing a new tool which will be tested since August 2006.

In addition, during the early months of 2006 and years 2005 and 2004, internal inspections were successfully carried out through 2,458 km (1,527 miles) of pipelines in order to detect failures and damages produced by rust and corrosion, which cost amounted to approximately US$ 3.6 millions. The total kilometers to be inspected through 2007 were established jointly with the ENARGAS.

These inspections have been performed by a supplier under a five-year agreement involving inspections services to be rendered through 2007. As a result of these inspections, it was necessary to do specific repairs, some of which included the replacement of small sections of pipelines.

System Automation. We have improved system automation through a three-part program that includes installation of an Electronic Flow Measurement (“EFM”) system, implementation of remote controls at compressor stations and end devices such as valves, and implementation of dynamic system simulation. The EFM system has been installed at custody transfer points along the system and the data is transmitted to the gas control center in Buenos Aires. The EFM system controls almost all the gas transported along the pipeline, allowing us to monitor the flow and pressure of gas along the pipeline in real time. The information provided by the EFM system and the remote compressor controls provide data to the system simulation. The system simulation, in turn, analyzes the data and assists in optimizing the volume of gas transported through the system. We believe that the improved system automation ensures greater control over gas flow and improves our ability to deliver gas more effectively, to provide precise information to customers as to the movement of the gas, to minimize fuel usage and to generally enhance the quality and reliability of the services we provide. Currently, we remotely operate 14 of our 28 compressor stations.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement, mentioned in “—Our History and Development—General”, includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. Since that date, Petrobras Energía has been our technical operator and is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards.

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

On February 13, 2004, the Executive Branch signed two decrees related to the natural gas market in order to secure the adoption of measures to normalize the supply of natural gas. The Executive Branch, through Decree No. 180/04, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot market and the transportation and distribution to secondary markets along with the shaping of efficient prices through free offer and demand interaction. To that purpose, all firm transportation capacity non-allocated for the following day is to be marketed through the MEG and the proceeds used at the discretion of the Federal Energy Bureau. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily non-allocated capacity, which might have a material impact on our interruptible transportation revenues. Despite the MEG’s commencement of operations in August 2005, it has not begun overseeing or requiring such transactions.

In spite of the devaluation of the peso, from early 2002 to May 2004 wellhead gas prices remained unchanged. This was the indirect consequence of the government prohibition on distribution companies passing through any price increase implemented by the producers, which made it impossible for producers to implement any increase in the wellhead gas price. From May 2004 until August 2005, wellhead gas price increased in a range from 105% to 180% (depending on the gas basins) for power plants, compressed natural gas (“CNG”) for vehicles, industries and retail in which consumption surpasses 9,000 m3/month. For these consumers (except for CNG for vehicles), the wellhead gas price has been deregulated since March 31, 2006. This price will be deregulated for minor consumers (including residential consumers) and CNG for vehicles on January 1, 2007.

Demand for Natural Gas. Natural gas consumption in Argentina has increased more than 50% from approximately 22.3 Bm3 (787 Bcf) in 1993 to 34.6 Bm3 (1,221.9 Bcf) in 2005, representing a compound annual rate of growth in consumption of approximately 3.7%. According to recent projections, local demand for natural gas is expected to increase at an average annual rate of 3% through the year 2015 principally due to an expected increase in thermoelectric power generation, growth in residential and industrial demand and increases in the consumption of CNG for vehicles. In addition, natural gas has experienced a significant increase in market share in Argentina in recent years reaching approximately 48% of total national energy consumption in 2004, which is greater than the comparable percentage for worldwide energy consumption. Despite the relatively high market share for natural gas in Argentina when compared with other countries, additional market opportunities for natural gas exist in Argentina. For example, according to the Federal Energy Bureau, approximately half of residential households currently have no access to natural gas.

The graphic below sets forth the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the year ended December 31, 2005:

Source: ENARGAS

A sharp increase in natural gas demand started as a result of the devaluation of the peso in early 2002. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, there are high rates of substitution of natural gas for other fuels, including the increasing use of CNG for vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy.

The Argentine government has decided to play a decisive role in the industry through a set of measures designed to address the combination of rising demand and lower investments in exploration, production, transportation and distribution of natural gas. The goal of the measures set forth below is to reduce the impact of the energy crisis on the recovering Argentine economy:

•

creation of Energía Argentina S.A. (“ENARSA”) for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the gas transportation and electricity industries;

•

approval of graded price increases of natural gas at the wellhead, except for residential customers;

•

establishment of a framework for the constitution of trust fund vehicles to finance gas pipeline expansions;

•

creation of the MEG to improve the transparency and efficiency of daily operations through the free interaction of the offer and demand of natural gas;

•

implementation of different programs to stimulate savings of gas and electricity consumption in order to apply them in industrial activities;

•

decision to import natural gas from Bolivia, electricity from Brazil and fuel oil from Venezuela - the latter as an alternative fuel to natural gas - and to reduce natural gas exports to Chile and Brazil;

•

completion of the expansion works in Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant;

•

a project for the construction of a gas pipeline which connects the abundant Venezuelan natural gas reserves with the consumption of natural gas in Argentina and other South American countries; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance gas and electricity expansions.

The lack of progress in the renegotiation of utility companies’ services contracts in part resulted in a failure on the part of natural gas licensees to make the investments necessary to expand pipeline capacity so as to meet increasing demand in the industry. To address this issue, the Argentine government promoted the creation of financial trust funds, such as the Gas Trust, as vehicles to facilitate those investments. Although this alternative investment structure may prove successful in addressing demand problems in the next few years, management believes that it may not be a feasible solution for financing infrastructure investments in the long-term because trust-sponsored expansions of the pipeline system are likely to be designed to permit investors in the trust to recover their investments in the short term. As a result, this structure requires significant tariff increases that are borne by a relatively small number of parties (e.g., large industrial companies, power plants, CNG suppliers and other important commercial companies). Management believes that the capacity of these groups of customers to absorb tariff increases may be limited.

To that end, in April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 20 MMm3/d (706.3 MMcf/d), of which almost 7.0 MMm3/d (247.2 MMcf/d) correspond to our system. In the first stage, our expansion would be for an additional transportation capacity of 3.3 MMm3/d (116.5 MMcf/d) and would be completed between 2007 and 2008. The investment would be financed by the shippers who subscribed to the additional capacity.

The financing approach taken over the last decade by privatized companies not only resulted in a significant increase of gas transportation capacity and distribution in the gas transportation systems but also the introduction of new technologies and the development of optimal operative maintenance conditions of the systems. The excellent maintenance conditions that were developed have enabled the privatized companies to continue delivering quality in gas transportation and distribution services and respond to a growing demand, despite the inability of such companies to make additional capital investments in the systems during the recent Argentine economic crisis. However, the deterioration of the tariff regime and abrogation of the adjustment mechanism specified in the private companies’ licenses has turned Argentina into the Latin American country with the lowest cost of gas, rendering it infeasible for companies to raise sufficient capital to implement the expansion projects necessary to address high gas demand growth rates.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 70% of the gas transported by our system in 2005 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2004, production in 2004 and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(1)(2)		Production 2004		Reserve Life(3)
		MMm[3]	Bcf	MMm[3]	Bcf	(years)

Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	286,670	10,124	29,682	1,120	9.0
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	152,043	5,369	9,010	323	16.6
Golfo San Jorge	Chubut, Santa Cruz (north)	36,741	1,297	3,604	135	9.6
Cuyo	Mendoza (north)	462	16	80	2	7.2
Noroeste	Salta, Jujuy, Formosa	97,928	3,458	8,112	264	13.1
Total		573,844	20,265	50,488	1,844	11.0

(1)

Estimated as of December 31, 2004. There are numerous uncertainties inherent in estimating quantities of proven reserves. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at 2004 production levels.

Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 65% was transported by us and approximately 35% by TGN for the year ended December 31, 2005.

Austral and Golfo San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Sur also transports gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin’s existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

Regulatory Framework

Industry Structure. The Natural Gas Act, together with Decree No. 1,738/92, other regulatory decrees, El Pliego de Bases y Condiciones para la Privatizacion de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of gas in Argentina. Law No. 17,319 (the “Hydrocarbons Law”) regulates the midstream gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we operated until 2002. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business.”

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

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, the applicable regulations and the licenses of the privatized companies. ENARGAS is governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Congress. However, for more than one year, the ENARGAS has been governed by three directors which have not been confirmed by the Congress yet. ENARGAS, which operates within the purview of the Ministry of Economy and Production and the MPFIPyS, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Act on each company’s license.

Most of the electrical power stations do not have firm gas supply agreements and, as a result of the gas shortage in Argentina, they have increasingly used alternative fuel that is more expensive than  natural gas. In 2004, the Executive Branch issued Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies  (for their uninterruptible clients) could receive natural gas in priority to other users, even those with firm transportation contracts. On April 21, 2004, the MPFIPyS issued Resolution No. 208/04 that ratified an agreement between the Federal Energy Bureau and gas producers to give effect to this new system.

On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that, in the event there is insufficient gas available in the market to supply power stations, it can require us to interrupt transportation services to our firm capacity customers in order to give priority to gas distribution companies and power plants that have not entered into firm transportation. In any such case, ENARGAS will set the priority of transportation.

Under these circumstances and according to the responsibilities granted to us in the License, if ENARGAS asks us to interrupt firm transportation contracts, we will be exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us in writing instructions for any such firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS instructions, if any (in order to avoid future claims from our customers), Resolution No. 208/04 will require us to pay the price difference between natural gas and alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

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

Our License was granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Act, related regulations and our License, the renewal must be granted by the Executive Branch. ENARGAS would have the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Act requires that a new competitive auction be held for the license, in which we would have the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Argentine government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

Our License also places certain other rights and obligations on us relating to the services we provide. These include:

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

•

mandatory capital investments to be made over the first five-years of the license term; and

•

applicable rates based on the type of transportation service and the area serviced.

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

Our License establishes a system of penalties in the event of a breach of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Fines of up to Ps. 500,000 may be levied for persistent breaches. Revocation of our License may only be declared by the Executive Branch upon the recommendation of ENARGAS. Our License specifies several grounds for revocation, including the following:

•

repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

•

total or partial interruption of the service for reasons attributable to us, affecting completely or partially transportation capacity during the periods stipulated in our License;

•

sale, assignment or transfer of our essential assets or otherwise encumbering such assets without ENARGAS’s prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

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

Source:  ENARGAS Resolution No. 2,496/02 (gross receipts tax is not included in such transportation rates)

Adjustment of Rates. Under our License, we may be permitted to adjust rates semi-annually to reflect changes in PPI and every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS’s approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances. However our ability to make these adjustments has been repealed by the Argentine government as part of the Public Emergency Law.

The Natural Gas Act requires that in formulating the rules that apply to the setting of future rates, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk taking into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific earnings levels in the future.

Since January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit started to determine the legality of tariff adjustment through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustment to reflect PPI—which was legitimate according to the regulatory framework agreed upon in the privatization—had become unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and, since 2002, we have discontinued such accrual. This does not mean that we waive the rights and the actions we are entitled to under the regulatory framework. We intend to continue to maintain and exercise such rights and actions in every available legal and administrative venue, including the renegotiation process under the Public Emergency Law.

As mentioned above, tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002, which among other provisions eliminated tariff indexing increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one U.S. dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2006.

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

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the MPFIPyS. This unit, which is the successor of the former Committee for the Renegotiations of Public Services and Works Contracts, will conduct the renegotiation of contracts related to utilities and public works, and is empowered to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in the renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion, (ii) a draft agenda which was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which settled for the renegotiation of the regulatory framework.

In July 2004, UNIREN submitted to us a proposal for the adjustment of the contractual terms and conditions of our License, which provides for, among other things, a tariff increase of 10% effective as from January 2005 and an overall tariff review to become effective beginning 2007. Further, it requires our abandonment and the abandonment of our shareholders of any claim or lawsuit resulting from the effects of the Public Emergency Law on our License prior to the effectiveness of a renegotiation of our License, as well a requirement that we hold the Argentine government harmless from any claim or lawsuit filed by our shareholders or reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit.

As this proposal differed from discussions we previously had with UNIREN, we rejected it, choosing instead to seek to reach an overall agreement with UNIREN by the end of 2004 (in line with what had been originally outlined by UNIREN in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

On March 10, 2005, UNIREN called for a public hearing, which was held on April 27, 2005, to discuss its proposal presented in July 2004. During the hearing, UNIREN reaffirmed its offer of a 10% tariff increase and its proposal to continue the process of the overall tariff revision, so that the resulting tariff adjustments will come into effect during 2006. Regarding the abandonment of claims against the Argentine government resulting from the Public Emergency Law, UNIREN outlined a first stage that included the postponement of the potential claims by us and our shareholders, prior to a renegotiation of our License, to be followed by the abandonment of any such claims by us or our shareholders to any claim or lawsuit, and our agreement to hold harmless the Argentine government. We informed UNIREN that, regarding the original proposal, it has imperative to negotiate an overall agreement of our License and, since some points of the UNIREN proposal required improvement, we expressed our willingness to continue discussing it.

In June and November 2005, we received two proposals from UNIREN which are in line with the previous one. These also established, as an additional condition, the Company’s, and any of our shareholders; abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. We responded to the proposals by declaring that the original 10% increase was insufficient and committing not to make any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, we stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the request made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Argentine Republic. However, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and Enron Argentina CIESA Holding S.A. (“EACH”) (both our shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder), gave information regarding the existence of a claim which, jointly with Enron Corp., has been initiated against the Argentine Republic before the ICSID. Ponderosa stated it would consider withdrawing its claim only in the event it was fairly compensated.

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

Upon expiration of our License, we will be required to transfer to the Argentine government or its designee the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

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

Under a transfer agreement we entered into in connection with the privatization of GdE (the “Transfer Agreement”), liabilities for damages caused by or arising from the GdE assets are allocated to either GdE or us depending whether any such damage arose or arises from the operation of the assets prior to or following the commencement of our operations (“Takeover Date”). Also, pursuant to the Transfer Agreement, we are responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE was responsible for five years until December 1997 for the registration of easements related to the system which were not properly recorded and for the payment to property owners of any royalties or fees in respect thereof. Since 1998, we have been responsible for properly recording any remaining easement agreements and for making payments of royalties or fees related to such easements. See “Item 8. Financial Information.”

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

To a limited extent we compete with TGN on a day-to-day basis for interruptible transportation services and from time-to-time for new firm transportation service made available as a result of expansion projects to the distribution companies to whom both we and TGN are either directly or indirectly connected (Pampeana, MetroGas and BAN). We compete directly with TGN for the transportation of gas from the Neuquén basin to the greater Buenos Aires area. The following chart shows the contracted firm capacity by Pampeana, Metrogas and BAN from the Neuquén basin with us and TGN:

	TGS		TGN
	MMm3/d	Bcf/d	MMm3/d	Bcf/d
Pampeana	7,638	270	250	9
MetroGas	15,257	539	1,510	53
BAN	8,968	317	5,552	196

ENARGAS has issued rules, effective since 1997, establishing a methodology to govern the brokering of excess capacity among the distribution companies and other transporters of natural gas. The system is administered by us and TGN. To the extent that such capacity brokerage results in more efficient use of contracted firm capacity, the demand for interruptible transportation services by our and TGN’s customers could decrease.

Additionally, this situation will be affected by the creation of the MEG, which by Decree requires that all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale must be used in accordance with the Federal Energy Bureau’s requirements. For further information, see “Item 4. Business Overview. — Gas Transportation — Regulated Business. — The Argentine Natural Gas Industry.”

The cost of gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

Currently, there are two important pipeline construction projects which are under feasibility studies. Noreste pipeline is an Argentine government project which may connect the Bolivian natural gas basins with the northeastern of Argentina and the greater Buenos Aires region. The capacity of this pipeline is anticipated to be approximately 20 MMm3/d (706.3 MMcf/d). Sudamericano pipeline project, to be carried out by the governments of Venezuela, Brazil and Argentina, may transport approximately 150 MMm3/d (5,297 MMcf/d) of natural gas from Venezuela to Brazil and Argentina. These new huge projects might lessen future investments in the exploration of fields from which we transport gas and consequently could decrease the volumes transported, adversely affecting our revenues of the gas transportation business segment.

NGL PRODUCTION AND COMMERCIALIZATION—NON-REGULATED BUSINESS

NGL production and commercialization activities are not subject to regulation by ENARGAS.

Our NGL production and commercialization activities are conducted at our Cerri Complex which is located near the city of Bahía Blanca. In the Cerri Complex, ethane, propane, butane and natural gasoline are extracted from the natural gas, which arrives from three main pipelines from the Neuquén and Austral gas basins. The owners of the extracted NGL are required to make in-kind deliveries of additional gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas. We operate our NGL business under two different types of contractual arrangements:

▪

NGL production and commercialization for our own account: Under this type of arrangement, the NGL products obtained at Cerri belong to us. We make in-kind deliveries of additional gas to replace thermal units consumed in the NGL production process and agree with the natural gas distributors on the payment of richness contribution incentives in order to maximize the NGL production in the Cerri Complex. This category of our NGL business is most important in terms of revenue, percentage of transactions and profit.

▪

NGL production and commercialization on behalf of third parties: We also process natural gas and market the NGL products in exchange for a commission based on a percentage on the sale price. In some cases we process the natural gas and deliver the NGL products to the gas producers who pay us a percentage on average monthly sale price obtained from our sales in the domestic or international markets (depending on the contract).

In the local market, we sell our production of LPG to marketers at prices semi-annually set by the Federal Energy Bureau.

Our export sales of LPG are sold to Petrobras International Finance Company (“PIFCO”), a subsidiary of Petrobras, under a 36 month term agreement which will expire on August 31, 2006. The contract provides for sales of approximately 150,000 metric tons (“tonnes”) (165,345 short tons) per year at the Mont Belvieu price, less a fixed discount per tonne. Natural gasoline is sold to PIFCO under an agreement expiring on December 31, 2006. This agreement provides for sales of approximately 7,000 tonnes (7,716 short tons) per month at Mont Belvieu price, less a fixed discount per tonne.

Ethane is sold to PBB Polisur S.A. (“PBB”) under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 336,000 tonnes (370,376 short tons) per year. The price is fixed until December 31, 2007, and then will be adjusted based on various factors including the PPI, the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges.

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

The NGL production and commercialization segment increased its participation percentage on our total revenues from 22% in 2001 to 51% in 2005, as a consequence of the adverse change in the regulated gas transportation segment, and the rises in the international prices of LPG and natural gasoline experienced during the last years, which generated principally higher revenues from exports.

The annual sales for the Cerri Complex for 2005, 2004 and 2003 in short tons were as follows:

	2005	2004	2003
Ethane	376,678	381,118	364,571
Propane and Butane	498,542	591,888	565,936
Natural gasoline	108,260	115,934	103,542
Total	983,480	1,088,940	1,034,049

In addition, our management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from our gas transportation and NGL production and commercialization businesses.

However, we are currently undergoing a reduction in natural gas supply to Cerri Complex that has caused, or may cause in the future, a decrease in NGL production in the Cerri Complex. This critical situation is a consequence of a significant rise in the demand for natural gas, as natural gas became the most inexpensive fuel because prices were not adjusted for more than two years (from early 2002 to mid-2004). Consequently, gas producers did not undertake exploration activities and existing natural gas reserves diminished considerably. To address this situation, the Argentine government and the gas producers agreed to graded increases in natural gas prices in 2004, and, in 2005, the Argentine government granted tax benefits for oil and gas exploration investments. While these measures are expected to help, it is unlikely that the positive effects will be seen for two or three years, which is the minimum time required for oil and gas exploration investments to result in actual gas production activities. However, there exist many doubts that these measures taken by the Argentine government will encourage producers to make the necessary investments needed to increase production and satisfy the expected natural gas demand.

Law No. 26,020 set the framework through which the Federal Energy Bureau establishes the necessary regulations so that propane and butane suppliers guarantee supply and price stability of said products in the domestic market. As a consequence of this law, we shall not be able to select freely the markets to allocate LPG production. Because we are effectively required to meet domestic demand (at a price below the international market price) before exporting significant amounts of LPG, we are not able to take full advantage of rising international prices, and consequently shall run the risk of relinquishing revenues from foreign markets (which have higher prices than those established for local consumers which were maintained fixed since September 2005 by the Federal Energy Bureau) to satisfy the minimum market demand stated by the Federal Energy Bureau.

Competition

Repsol-YPF, together with Petrobras Petroleo Brasileiro and Dow Chemical, created Compañía MEGA S.A. (“MEGA”), which, at the end of 2000, finished building and started the operation of a gas processing plant with a capacity of approximately 36 MMm³/d (1.3 Bcf/d), located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed upstream of the Cerri Complex, might adversely affect our revenues from NGL production and commercialization services. To minimize the revenue impact of any project developed upstream of the Cerri Complex, during 2000 and 2001, we signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have the availability of the associated liquids. Also, in December 2005, we agreed with important gas producers from the Austral basin to process their natural gas in the Cerri Complex for a ten year term, and we obtained their commitment to not build gas processing plants upstream of the Cerri Complex during this term.

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

In 2005, in spite of the severe restrictions on our ability to obtain financing, we were able to participate in some projects through innovative contractual arrangements. In April 2006, we finalized the construction of a treatment and compression plant which belongs to Sipetrol Argentina S.A (a subsidiary of Chile’s national oil company Empresa Nacional del Petróleo - ENAP) at its Tierra del Fuego reception base, which receives gas from the offshore area CAM2A/south of the Poseidón platform. Further to the construction service, we render treatment and compression services to this new plant for a five-year term. As a result of the agreements mentioned above, we were able to obtain a contract for the natural gas supply of 0.3 MMm3/d (10.6 MMcf/d) for our liquids business.

In addition, we have reached an agreement with Empresa de Gas del Sudeste S.A. (“Emgasud”) in connection with the rendering of engineering services for the construction of the Patagónico Pipeline, which extends across the province of Chubut with a length of 552 km (343 miles).

We will continue to pursue the development of new projects both in the domestic and regional markets, with a focus on Brazil. Through our know-how and expertise in natural gas and its derived liquid products we will strive to add value to potential customers and further increase our already strong share in the midstream market.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company formed in September 1998 for the purpose of providing value-added and data transportation services through the use of our existing telecommunications infrastructure (which was installed for purposes relating to our gas transportation system).

During 2001, we completed a capacity expansion project of our telecommunication system by investing US$ 26 million in a start up modern microwave digital system with synchronous digital hierarchy (or SDH) technology.

In 2005, as a consequence of an increase in the demand for cellular phone lines and internet broadband connections, Telcosur increased the volume of existing businesses and concluded new long-term agreements stated in dollars both with operators and corporate clients. Furthermore, Telcosur, through its controlling company, is carrying out the expansion of the telecommunications network between Bahía Blanca and Río Grande, which will be finalized in July 2006.

C.

Organization Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

 (1) Incorporated in Argentina

(2) Incorporated in Uruguay

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of May 31, 2006:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
D.E. Shaw Laminar Emerging Markets L.L.C. (“D.E. Shaw”)	120,793,403	15.2038	B

As of May 31, 2006, approximately 9.70% of the securities held by the public were held in the form of ADRs. At such date, a total of 6,893,252 ADRs, representing 34,466,260 Class B shares, were held by approximately 34 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render gas transportation service through a pipeline system of 7,927 km (4,926 miles) long, of which 7,471 km (4,642 miles) are owned by us. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

Compressor plants. Compressor plants along the pipelines recompress the gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 62 and 124 miles) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include turbine-driven compressors or motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2005, is set out in the table below:

Major Pipeline	Length		Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output
	km	Miles
General San Martín	3,460	2,150	24/30	60	50	16	372,800
Neuba I/Loop Sur	1,240	771	24/30	60	11	4	52,550
Neuba II	1,665	1,035	30/36	70	18	6	143,580
Other (1)	1,106	686	Various	Various	6	3	7,760
Total	7,471	4,642			85	29	576,690

(1)

Includes 398 km (247 miles) of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 313 km (194 miles).

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline serves principally the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia. We have expanded this pipeline significantly over the years, most recently in August 2005. See “Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Pipeline Operations—Pipeline Expansions” for more information.

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and expanded by us in 1996 and is one of our two main pipelines serving our principal source of gas supply, the Neuquén basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the gas received from the Neuquén basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

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

Neuba II. Our newest pipeline, Neuba II, was built in 1988 and expanded four times beetwen 1996 and 2000 and is our other pipeline serving the Neuquén basin. Neuba II begins at Repsol-YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of gas for the Federal District and the greater Buenos Aires area.

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

Gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“RTUs”) installed in the receipt and delivery points equipped with the EFM system. The information is normally collected by the Supervisory Control and Data Acquisition (“SCADA”) system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called Solicitud, Programación, Asignación y Control (“SPAC”), which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting gas demand.

Gas Measurement

Shipped and delivered gas is measured through primary field facilities that are connected with RTUs. Such RTUs transmit the data to the Buenos Aires headquarters. This data is utilized to prepare reports for clients, shippers, producers and ENARGAS. Energy balances are also prepared in order to control our system efficiency.

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

Midstream

As part of this business segment, we provide services relating to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants located in the gas fields with a total capacity of 3.2 MMm3/d (113.1 MMcf/d). Additionally, we render our gas compression service by two gas compression plants with a total capacity of 32,160 HP. The following chart shows summary information regarding the treatment and compression plants’ capacity:

Plants	Treatment		Compression
	Capacity (in MMm3/d)	Capacity (in Bcf/d)	Capacity (in HP)
Río Neuquén	2.4	84.8	27,000
Plaza Huincul	0.8	28.3	5,160
Total	3.2	113.1	32,160

Telecommunication

In 1998, we completed the construction of a modern and flexible telecommunications system composed of a digital terrestrial microwave network with a length of more than 4,600 km (2,858 miles). This fifth generation system runs parallel to our main pipelines, from the southernmost province of Tierra del Fuego and Neuquén in the west, to the Company’s headquarters in Buenos Aires. The system is controlled from Telcosur’s headquarters and has a capacity of 252 megabytes per second.

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

Over the past decade, we have consistently studied, monitored and improved our policies with regard to environmental affairs.

In 2004, investments in environmental measures included updates to our gas measurement equipment to improve the quality of the services rendered as well as commencement of projects to minimize environmental changes in accordance with our commitment to preserve the environment. The first stage, started in 2004, consisted of: elimination of gas combustion emissions in Cerri Complex; reduction of methane venting produced by compression plant shutdowns; reduction of the impact of liquid effluents; avoidance of soil pollution; waste reduction; disposal in sanitary landfills of all the asbestos waste buried in the fields in the province of Buenos Aires; and the restructuring of the anti-fire network in the Cerri Complex.

In December 2004, we obtained the re-certifications of the international standards ISO 9001 and 14001. Recertifying ISO 9001 and 14001, which we first obtained in 1998, international standards involves maintenance auditings performed every six months by the same certification body that carried out the initial certification. This body revises and controls the compliance with the requirements of those standards and verifies the commitment to continuous improvement and compliance with the annual objectives and goals.

In 2005, in connection with our commitment to quality and environmental protection, the main works and activities carried out were as follows:

•

We completed the construction of the chimney system at the Cerri Complex. Already in service, all venting and drainage generated both in the processing and compressor plants are routed to the chimney system which conducts the burning of such streams without smoke.

•

We expanded and completed the fire-protection system in Planta Galván where we added water tanks, a new pumping room and the start-up of new units.

•

We successfully passed the maintenance audit of the ISO 9,001/14,001, which was carried out by Moody International.

•

We pursued diverse activities designed to involve our employees in the standards mandated by the OHSAS 18,001, which has been set as a goal to be achieved in 2006. These activities include training, delineation of a map of employees’ exposure to physical and chemical agents, etc.

We have established an environmental and industrial safety investment plan for the period of 2006-2008 with a budget of approximately US$ 11.1 million.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following Operating and financial review and prospects should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our Financial Statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 and the report of our registered public accounting firm included elsewhere herein. Such financial statements have been prepared in accordance with Argentine GAAP (taking into account CNV regulations). See Note 12 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S - X of the SEC.

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

Critical accounting policies and estimates

In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these variables and assumptions in the ordinary course of our business, the presentation of our financial condition and results of operations often requires management to make judgements regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different variables and assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

•

impairment of long-lived assets;

•

provision for allowances and contingencies; and

•

income taxes – deferred tax assets and credit on assets tax.

Impairment of Long-Lived Assets

Argentine GAAP and US GAAP require that the carrying value of assets be evaluated for impairment against its recoverable value, which for a long lived asset this is generally defined as its economic use value. We believe that the accounting estimate related to asset impairment is a critical accounting estimate because it requires us to: (1) periodically evaluate the carrying value of our long-lived assets for impairment, (2) make estimates about future revenues and costs over the life of our long-lived assets and (3) assess the impact of how and to what extent an impairment could be material to our financial position, as well as our results of operations. Our estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so, especially due to the pending tariff renegotiation.

In estimating future revenues, we mainly use our projected cash flow that may affect the carrying value of our long-lived assets. With respect to projected cash flow, we have made certain estimates relating to the tariff adjustments we expect to have in the future. However, due to the uncertainties surrounding the tariff renegotiation process (discussed above in “—Overview—Inflation and inflation accounting—Tariff renegotiation”), these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially inaccurate. Accordingly, we can give no assurance that the projected cash flow, based on these estimates, will be realized in the future and, consequently, whether the recoverable value of our fixed assets will exceed their respective net carrying values.

We consider the carrying value of a long-lived asset to be impaired when the expected cash flow, undiscounted and without interest (fair market value of the long-lived assets), from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

For fiscal years commencing on January 1, 2006, Argentine GAAP require us to use a discounted projected cash flow for the estimation of the fair market value of the long-lived assets. See “New Accounting Pronouncements under Argentine GAAP”, below.

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

Income Taxes—Deferred tax assets and tax credits

As of December 31, 2005, and 2004, we had significant deferred tax assets that were generated principally by the devaluation of the peso. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable.

Due to the economic crisis affecting Argentina, all working days between December 21, 2001, and January 11, 2002, were declared exchange holidays by the Argentine government. On January 11, 2002, when the exchange market first opened, the exchange rate was Ps. 1.4 per US$ 1 (buying rate) and Ps. 1.6 per US$ 1 (selling rate). As per Argentine Income Tax Law, the net exchange loss arising from the devaluation of the Argentine peso after comparing the exchange rate in force at December 20, 2001 (Ps. 1 = US$ 1) vis-à-vis the exchange rate in force at January 11, 2002 (Ps. 1.4 = US$1) is to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As a result of the application of this requirement, we maintain a deferred tax asset amounting to Ps. 29.0 million and Ps. 58.0 million at December 31, 2005 and 2004, respectively.

As of December 31, 2005, and 2004, based on current financial information, we are uncertain that we will fully recover our tax loss carry-forward through future taxable income. Consequently, our management has recorded a valuation allowance of Ps. 144.5 million and Ps. 245.9 million as of December 31, 2005, and 2004, respectively.

We are required to periodically evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations.

We have also recorded an asset of Ps. 80.1 million as of December 31, 2005, for the value of our tax credit related to asset tax. In the opinion of management, it is more likely than not that we will utilize such asset against future income tax charges within the next ten years, and, as a result, no valuation allowance was recognized.

For more information, see “Item 18. Financial Statements – Notes 2(l) and 2(m).”

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2005, and 2004 and net income for the years ended December 31, 2005, 2004 and 2003:

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

the accounting for current investments;

•

the accounting for vacation expenses; and

•

the present-value accounting of certain assets and liabilities.

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2005, and 2004 and net income for the years ended December 31, 2005, 2004 and 2003. Net income under Argentine GAAP for the years ended December 31, 2005, 2004 and 2003 was approximately Ps. 217.5 million, Ps. 147.9 million and Ps. 286.2 million, respectively, as compared to approximately Ps. 270.6 million, Ps. 151.6 million and Ps. 597.7 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2005, and 2004 was Ps. 2,424.1 million and Ps. 2,206.6 million, respectively, as compared to approximately Ps. 1,527.8 million and Ps. 1,257.4 million, respectively, under US GAAP.

New accounting pronouncements under Argentine GAAP

In August 2005, CPCECABA approved Resolution CD No. 93/05, which incorporates changes in professional accounting standards, as a consequence of an agreement with the Argentine Federation to harmonize accounting standards in Argentina. The above mentioned resolution came into effect as from January 1, 2006; however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005 and January 2006, the CNV issued Resolutions No. 485 and No. 487, respectively, which adopt the resolution issued by the CPCECABA with certain modifications with application as of January 1, 2006.

The new accounting standards establish, among other things: (i) the utilization of discounted cash flows, at an interest rate that contemplates the time value of the money and the specific risk of assets, in assessing the recoverability of property, plant and equipment; (ii) the measurement of deferred tax assets and liabilities at nominal value and (iii) the recognition of the effects of the inflation adjustment as a temporary difference for purposes of the calculation of the deferred tax position; if the difference has not been previously recognized as temporary, we are allowed to not register the resulting deferred tax liability, and instead, disclose it in note to our Financial Statements. These new accounting standards are not expected to have a material effect on our reported financial condition or results of operations.

New accounting pronouncements under US GAAP

The following is a summary of recent changes in US GAAP. We do not believe any of these changes will have a material impact on US GAAP reconciliation of our reported financial results:

i)

Statement of Financial Accounting Standard (“SFAS”) No. 154 – Accounting changes and error corrections

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3”, “Reporting Accounting Changes in Interim Financial Statements”, changing the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have any material impact on our Financial Statements.

ii)

SFAS No. 155 – Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This Statement (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and (iv) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 will not have any material impact on our Financial Statements.

iii)

SFAS No. 156 – Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets”, which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and permits an entity to choose between an amortization method or a fair value measurement method to measure each class of separately recognized servicing assets and servicing liabilities. This statement also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective for fiscal years that begin after September 15, 2006. The adoption of SFAS No. 156 will not have any material impact on our Financial Statements.

Factors affecting our consolidated results of operations

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that occurred in 2002, and (iii) the suspension of adjustments of the regulated tariff for the transportation of natural gas pursuant to the Public Emergency Law enacted on January, 6, 2002. In 2002, the peso was devalued against the U.S. dollar by 237.0% and Argentina experienced a cumulative rise in the CPI of 40.7% and in the WPI of 118.2% from December 2001 through December 2002. During 2003, the peso appreciated by 13.1%, the CPI increased by 3.7% and the WPI increased by 2.0%. In 2004, the peso depreciated against the US dollar by 1.7%, the CPI rose 6.1% and the WPI rose 7.9%. In 2005, inflation was one of the central topics of the economy, as CPI increased 12.3% and the WPI 10.6%, exceeding the estimates published by the Ministry of Economy and Production.

	December 31,
	2005	2004	2003	2002	2001
	(annual % change)
Wholesale price index	10.6	7.9	2.0	118.0	(5.3)
Consumer price index	12.3	6.1	3.7	41.0	(1.5)
Devaluation / (Appreciation)	1.8	1.7	(13.1)	237.0	-

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

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

•

The volume of NGL products we produce and sell;

•

Changes in international prices of LPG and natural gasoline;

•

Changes in the prices of natural gas and compensation for its richness;

•

Fluctuation in the Argentine peso / US dollar exchange rate;

•

Inflation; and

•

Changes in laws or regulation affecting our operations, including tax matters.

Discussion of results of operations for the three years ended December 31, 2005, 2004 and 2003

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2005, 2004 and 2003, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Years ended December 31,		Year ended December 31, 2005 compared to year ended December 31, 2004		Year ended December 31, 2003	Year ended December 31, 2004 compared to year ended December 31, 2003
	2005	2004	Variation	Percentage change		Variation	Percentage change
Gas Transportation	460.0	434.3	25.7	5.9%	422.1	12.2	2.9%
NGL production and commercialization	546.3	506.3	40.0	7.9%	428.4	77.9	18.2%
Other services	58.4	53.5	4.9	9.2%	42.3	11.2	20.9%
Net revenues	1,064.7	994.1	70.6	7.1%	892.8	101.3	11.3%
Operating costs	(332.4)	(279.1)	(53.3)	19.1%	(242.3)	(36.8)	15.2%
Depreciation and amortization	(194.7)	(187.3)	(7.4)	4.0%	(185.0)	(2.3)	1.2%
Costs of sales	(527.1)	(466.4)	(60.7)	13.0%	(427.3)	(39.1)	9.2%
Gross profit	537.6	527.7	9.9	1.9%	465.5	62.2	13.4%
Administrative and selling expenses	(94.6)	(74.0)	(20.6)	27.8%	(58.6)	(15.4)	26.3%
Operating income	443.0	453.7	(10.7)	(2.4%)	406.9	46.8	11.5%
Other expenses, net	(6.1)	(33.7)	27.6	(19.9%)	(26.4)	(7.3)	27.7%
Equity in earnings / (losses) of affiliates	2.6	(0.6)	3.2	(533.3%)	4.0	(4.6)	(115.0%)
Net financial expense	(209.1)	(260.9)	51.8	(81.9%)	(219.8)	(41.1)	18.7%
Income tax (expense) / benefit	(12.8)	(10.6)	(2.2)	20.8%	121.5	(132.1)	(108.7%)
Net income	217.6	147.9	69.7	47.1%	286.2	(138.3)	(48.3%)

According to Resolution No. 441 issued by the CNV, our financial information presented above has been restated to reflect the effects of inflation as of February 28, 2003. Our consolidated financial information for the year ended December 31, 2003, accounts for the effects of inflation for the first two months of the year, during which the cumulative change in the WPI was 0.7%.

Fiscal year 2005 compared to fiscal year 2004

Net revenues

Regulated gas transportation segment. Net revenues from the gas transportation segment accounted for approximately 43% and 44% of total net revenues for the years ended December 31, 2005 and 2004,

respectively. Substantially all of our gas transportation segment revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity. Revenues associated with such services comprised 5.4% of our segment revenues in 2005 and 2004. With respect to our gas transportation segment, we do not face commodity risk because we are not the owner of the gas that is transported through the pipeline.

Net revenues from the gas transportation segment for the year ended December 31, 2005, increased by approximately 5.9%, or Ps. 25.7 million, as compared to the year ended December 31, 2004. This increase resulted mainly from Ps. 22.7 million of new firm transportation contracts some of which came into effect as a consequence of the San Martín pipeline expansion ended in August 2005. This allowed us to increase the transportation capacity by 2.9 MMm3/d (102 MMcf/d) and generated annual revenues of Ps. 9.0 million in the fiscal year ended December 31, 2005 Tariffs remained constant in peso terms in 2005.

The project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of our existing compressor units.

The expansion was carried out within the framework of Decree No. 180/04 issued by the Executive Branch and Resolution No. 185/04 issued by the Ministry of Federal Planning and Public Service, which allows the creation of a trust fund to finance gas transportation system expansions in light of the lack of expansion of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in certain segments of the Argentine economy.

The trust fund created for this expansion financed US$ 311 million from a total amount of US$ 351 million, while we invested approximately US$ 40 million (including VAT for US$ 7 million). Our investment will generate Ps. 23 million in annual revenues, calculated on the basis of the 80% of the current tariffs. The remaining 20% will be allocated to the trust fund. Additionally, the trust fund will collect an additional specific charge, which ultimately will be paid by industries, power plants and CNG suppliers to whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the outstanding tariffs.

Moreover, we increased our firm basis contracted capacity by 1 MMm3/d (35.3 MMcf/d) through a new contract that came into effect as of February 2005 with a consortium of gas producers in the Austral basin, constituted by Total Austral S.A., Pan American Sur S.R.L. and Wintershall Energía S.A.. To that purpose, we constructed a compressor plant of 12,700 HP along the San Martín pipeline in the province of Santa Cruz. Gas is transported from Tierra del Fuego province to a new gas pipeline owned by EGS and constructed by us in the south part of the province of Santa Cruz. This new firm transportation contract resulted in net revenues for us of Ps. 6.3 million in 2005.

Additionally, in March 2004, we carried out two open biddings for the subscription of additional capacity of 3.6 MMm3/d (127.1 MMcf/d) that we had in the system plus additional capacity obtained through optimization works in the pipeline system made at the beginning of 2004. The new contracts came into effect as of May 2004 and generated a Ps. 1.8 million increase in the 2005 revenues in comparison with the period 2004. Annual revenues derived from these new contracts are approximately Ps. 7.1 million.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the MEG in line with the provisions of the Executive Branch Decree No. 180/04 (for further information, see “Item 4. Our Information – Business Overview – Gas Transportation Regulated Business – The Argentine Natural Gas Industry – Historical Background”). Revenues related to this service amounts to Ps. 24.9 million and Ps. 23.5 million for each fiscal year ended December 31, 2005 and 2004.

We are still in the process of renegotiating our tariffs. See “Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Regulatory Framework—Adjustment of Rates” for more information.

NGL production and commercialization segment. Net revenues from the NGL production and commercialization segment accounted for approximately 51% of total net revenues for each of the years ended December 31, 2005, and 2004. As a consequence of the adverse effects suffered by our gas transportation segment, as well as increased prices for NGL over the past few years our results of operations are now significantly more dependent on the results of the NGL production and commercialization segment. Our NGL production and commercialization activities are conducted at our Cerri Complex which is located near the city of Bahía Blanca. For further information, see “Item 4 – Our Information – Business Overview – NGL Production and Commercialization”.

The annual sales for the Cerri Complex for 2005 and 2004 in short tons, which includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2005 compared to year ended December 31, 2004
	2005	2004	Increase (Decrease)	Percentage change
Local market
Ethane	376,678	381,118	(4,440)	(1.2%)
Propane and butane	278,205	321,279	(43,074)	(13.4%)
Natural Gasoline	5,429	13,559	(8,130)	(60.0%)
Subtotal	660,312	715,956	(55,644)	(7.8%)

Exports
Propane and butane	220,337	270,609	(50,272)	(18.6%)
Natural Gasoline	102,831	102,375	456	0.4%
Subtotal	323,168	372,984	(49,816)	(13.4%)
Total	983,480	1,088,940	(105,460)	(9.3%)

Law No. 26,020 set the framework through which the Federal Energy Bureau establishes regulations requiring propane and butane suppliers to guarantee supply and price stability of such products in the domestic market. As a consequence of this law, we are not able to choose the markets to which we sell our propane and butane production. Because we are effectively required to meet domestic demand (at a price below the international market price) before exporting significant amounts or propane or butane, we are not able to take full advantage of rising international prices for these commodities.

NGL production and commercialization revenues increased by Ps. 40.0 million in the fiscal year ended December 31, 2005, as compared to the same period in 2004, mainly due to a rise of international prices that represented an increase in our annual revenues for an amount of Ps. 59.2 million. This variation was partially offset by a decline in the volumes sold (specifically in the external market) that reflected a Ps. 19.8 million decrease in the revenues of this segment. Due to the Federal Energy Bureau regulations requiring us to first service our domestic market at a stabilized price, the decrease in volume primarily affected that portion of our output that we otherwise could have sold at prevailing international prices.

Other services. Net revenues from the other services segment accounted for approximately 6% and 5% of total net revenues for the years ended December 31, 2005, and 2004, respectively. This segment includes midstream and telecommunications services. Midstream services include gas treatment, separation and removal of impurities from the natural gas stream, and compression services, which are generally rendered to the natural gas producers at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our affiliates Link, TGU and EGS. Telecommunications services are provided by Telcosur, a 99.98%-owned subsidiary. Telcosur provides services to leading telecommunication operators and corporate customers.

Other services revenues increased by Ps. 4.9 million in the fiscal year 2005 as compared to the fiscal year 2004, mainly due to increased revenues of Ps. 4.2 million from telecommunication services.

Costs of sales

Cost of sales for the year ended December 31, 2005, increased by approximately Ps. 60.7 million, or approximately 13.0%, as compared to the fiscal year 2004. This variation derives mainly from: (i) Ps. 30.6 million of higher NGL production costs due to increases in the prices of raw materials; (ii) Ps. 9.1 million due to higher labor costs; (iii) Ps. 7.4 million increase of depreciation and amortization; and (iv) Ps. 4.7 million increase of operation and maintenance costs of the gas transportation pipeline system.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2005, increased by approximately Ps. 20.6 million, or approximately 27.8%, as compared to the fiscal year 2004. This increase was primarily the result of Ps. 15.5 million in higher taxes and contributions caused principally by increases in the tax rate increases - from 5% to 20% - on propane and butane exports rates in May 2004.

Other expenses, net

Our “Other expenses, net” account decreased by Ps. 27.6 million in the fiscal year ended December 31, 2005, compared to the fiscal year 2004. This variation is mainly attributable to (i) the higher provision registered in 2004 of Ps. 16.1 million, regarding a resolution from the Argentine Supreme Court on litigation filed by GdE against us, related to transferred assets upon the privatization of that company (for more information on these lawsuit, see “Item 8. Financial information—Consolidated statements and other financial information—Legal and regulatory proceedings”); and (ii) the reversal of an allowance of Ps. 5.6 million due to a favorable court ruling in connection with a legal action filed by the Argentine Tax Authority (“AFIP”) against us.

Equity in Earnings (Losses) of Affiliates

Equity in earnings (losses) of affiliates increased by Ps. 3.2 million for the year ended December 31, 2005, as compared to the year ended December 31, 2004; due to higher earnings on our investment in Link.

Net financial expense

Net financial expense for the years ended December 31, 2005, and 2004 is as follows:

	Years ended December 31,
	2005	2004
Generated by assets	(In millions of pesos)
Interest income	15.4	8.7
Foreign exchange gain	15.8	32.0
Other financial results, net	(0.3)	(5.5)
Total	30.9	35.2
Generated by liabilities
Interest expense	(185.5)	(251.3)
Foreign exchange loss	(40.2)	(58.0)
Amortization of intangible assets	-	(6.0)
Write off of intangible assets retired	-	(63.5)
Interest expense reversal	-	96.6
Other expenses and financial charges	(14.3)	(13.9)
Total	(240.0)	(296.1)
Total net financial expense	(209.1)	(260.9)

For the year ended December 31, 2005, we reported a net financial expense of Ps. 209.1 million, as compared to a net financial expense of Ps. 260.9 million for the year ended December 31, 2004. This positive variation of Ps. 51.8 million was principally due to the financial debt restructuring expenses incurred in 2004 of Ps. 63.5 million. In addition, the principal amortizations made in December 2004 and during 2005 for approximately US$ 206 million resulted from a lower interest accrual of Ps. 27.7 million in the fiscal year 2005. Both effects were partially offset by an increase in the average interest rate, which resulted in a higher interest accrual of Ps. 33.3 million in fiscal year 2005.

In February 2005, the CNV determined that some notes issued in 2004 for US$ 178 million did not fulfill the requirements provided by article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. If CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the tax exemption provided by the Law No. 23,576 and as result we would be exposed to possible liability for the payment of withholding tax corresponding to the interest paid on the notes.

On February 18, 2005, we filed an appeal before the CNV alleging sufficient grounds to support the applicability of the article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. The CNV denied our appeal and on July 8, 2005, we filed an appeal before the Ministry of Economy and Production. This ministry has not issued a determination as of the date of the issuance of the Annual Report.

As of December 31, 2005 the amount of the contingency ranges between US$ 4 million and US$ 13 million (including interests and fines), depending on the applicable withholding tax rates determined by the country of residence of the note holders at the date of each interest payment. We do not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

No provision for contingency have been recognized in this connection as we do not consider it probable that a liability was incurred as of the date of the financial statements.

Income Tax

For fiscal year 2005, we reported Ps. 12.8 million in income tax expenses, which represented a Ps. 2.2 million increase compared to fiscal year 2004. This increase is due to a higher income tax provision for Ps. 15.2  million partially offset by a higher reversal in the tax loss carry-forward of Ps. 13.0 million.

Fiscal year 2004 compared to fiscal year 2003

Net revenues

Regulated gas transportation segment. Net revenues from the gas transportation segment accounted for approximately 44% and 47% of total net revenues for the years ended December 31, 2004 and 2003, respectively.

Net revenues from the gas transportation segment for the year ended December 31, 2004, increased by approximately 2.9%, or Ps. 12.2 million, as compared to the year ended December 31, 2003. This increase was due primarily to additional revenues of Ps. 5.4 million as a result of new firm transportation contracts that came into effect as from May 2004, and an additional Ps. 5.0 million in higher interruptible transportation services revenues generated by a growing demand of natural gas in 2004. Tariffs remained constant in peso terms in 2004.

We had additional firm-contracted capacity of approximately 3.6 MMm3/d (127 MMcf/d) for the year ended December 31, 2004, as compared to the year ended December 31, 2003. Our higher firm-contracted capacity in 2004 was the result of an open bidding process conducted by us in March 2004, and derives from available capacity from our gas pipelines plus additional capacity obtained from enhancements to our pipeline system during the first quarter of 2004. Most of these new contracts became effective as from May 2004.

Revenues related to the interruptible transportation service might be affected in the future due to the creation of the MEG in line with the provisions of the Executive Branch Decree No. 180/04. Revenues related to this service amounts to Ps. 23.5 million and Ps. 18.6 million for each fiscal year ended December 31, 2004, and 2003.

NGL production and commercialization segment. Net revenues from the NGL production and commercialization segment accounted for approximately 51% and 48% of total net revenues for the years ended December 31, 2004 and 2003, respectively.

The annual sales for the Cerri Complex for 2004 and 2003 in short tons, which includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

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

Other services. Net revenues from the other services segment accounted for approximately 5% of total net revenues for each of the years ended December 31, 2004, and 2003.

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

Costs of sales

Cost of sales for the year ended December 31, 2004, increased by approximately Ps. 39.1 million, or approximately 9.2%, as compared to the fiscal year 2003. This increase was primarily the result of: (i) a Ps. 18 million increase in direct costs related to the NGL production and commercialization segment, which was mainly due to increases in the prices of the natural gas and the associated richness; (ii) a Ps. 8.6 million increase of operation and maintenance costs of the gas transportation pipeline system, mainly due to internal inspections that were conducted in 2004; and (iii) a Ps. 2.3 million increase of depreciation and amortization.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2004, increased by approximately Ps. 15.4 million, or approximately 26.3%, as compared to the fiscal year 2003. This increase was primarily the result of Ps. 14.5 million in higher taxes and contributions caused primarily by increases in May 2004, from 5% to 20%, in the tax rate on propane and butane exports.

Other expenses, net

For the year ended December 31, 2004, other expenses, net increased by Ps. 7.3 million, or approximately 28%, as compared to the year ended December 31, 2003. The increase is mostly due to the Ps. 13.0 million allowance booked in 2004 with respect to a turnover tax claim made by the Buenos Aires Province on our NGL sales billed since 2002. We also registered a loss of Ps. 16.1 million during 2004 (in addition to the Ps. 24 million loss recorded in this line item for the year ended December 31, 2003), in connection with a decision of the Supreme Court in a lawsuit filed by GdE against us. For more information on these lawsuits, see “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

On October 21, 2002, the AFIP formalized a claim against us in the amount of Ps. 5.6 million (including interest) related to our failure to make certain contributions to the Argentine Social Security Bureau. As a condition to filing an appeal with the Cámara Federal de Seguridad Social, we were required to deposit Ps. 5.6 million with the AFIP, pending the outcome of the appeal. In December 2004, the Cámara Federal de Seguridad Social ruled in our favor and instructed the AFIP to reimburse us the amount of our deposit. At December 31, 2004, AFIP had the right to appeal this decision, and accordingly we did not delete the related accrual as of that date. AFIP did not appeal within the permitted time, and accordingly we reversed the expense of Ps. 5.6 million during the first quarter of 2005.

Equity in (losses) earnings of affiliates

Equity in (losses) earnings of affiliates had a negative variation of Ps. 4.6 million for the year ended December 31, 2004, as compared to the year ended December 31, 2003. This negative variation was primarily due to lower earnings on our investment in Link, mainly due to unfavorable exchange rates.

Net financial expense

Net financial expense for the years ended December 31, 2004 and 2003 is as follows:

	For the year ended December 31,
	2004	2003
Generated by assets	(in millions of pesos)
Interest income	8.7	4.1
Loss on exposure to inflation	-	(5.1)
Foreign exchange gain / (loss)	32.0	(32.9)
Other financial results, net	(5.5)	14.1
Total	35.2	(19.8)
Generated by liabilities
Interest expense	(251.3)	(235.4)
Gain from exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(58.0)	63.6
Amortization of intangible assets	(6.0)	(9.6)
Write off of intangible assets retired	(63.5)	(3.5)
Interest expense reversal	96.6	-
Other expenses and financial charges	(13.9)	(16.6)
Total	(296.1)	(200.0)
Total net financial expense	(260.9)	(219.8)

For the year ended December 31, 2004, we reported a net financial expense of Ps. 260.9 million, as compared to a net financial expense of Ps. 219.8 million for the year ended December 31, 2003. This increase in net financial expense was primarily due to a significant drop in the peso-U.S. dollar exchange rate during the year ended December 31, 2003, from Ps. 3.37 per U.S. dollar to Ps. 2.93 per U.S. dollar. This drop in the exchange rate resulted in a Ps. 30.7 million gain generated by our net monetary liability position in U.S. dollars, which was partially offset by partial reduction of the capitalization of exchange loss, in 2003. Moreover, in 2004, the peso-U.S. dollar exchange rate increased from Ps. 2.93 per U.S. dollar to Ps. 2.979 per U.S. dollar, which generated an exchange loss of Ps. 26 million. This increase in net financial expense was partially offset by the Ps. 33.1 gain generated during the year ended December 31, 2004, due to the restructuring of substantially all of our financial indebtedness, which resulted in the forgiveness of default interest due on our financial indebtedness of Ps. 96.6 million, net of the write-off of the financial intangible assets for Ps. 63.5 million.

Income tax (expense) / benefit

For the year ended December 31, 2004, we reported a Ps. 10.6 million income tax expense, which compares to the Ps. 121.5 million income tax benefit we reported for the year ended December 31, 2003. This represents a negative variation of Ps. 132.1 million, which was primarily the result of a Ps. 137.0 million decrease in deferred tax liabilities in 2003 as a consequence of the partial reduction of the capitalized exchange loss.

B. Liquidity and capital resources

Due to the severe financial crisis in Argentina and its resulting default on its financial indebtedness, we have had no access to external sources of financing or the capital markets generally since the 2002 economic crisis in Argentina. Prior to the 2002 economic crisis in Argentina, we relied on internally generated funds supplemented by third-party financings and access to capital markets through our several global medium-term note programs for debt issuances in order to finance our operations. For more information, see “Item 18. Financial Statements–Note 6”. Since the crisis, we have had to rely only on internally generated funds to satisfy our payment obligations.

In addition, our ability to generate funds internally suffered severely from the pesification of our tariffs, resulting in lower revenues from our gas transportation segment in U.S. dollar terms.  The impact of these events and conditions on our financial condition caused us to breach financial and certain other covenants contained in several of our significant debt obligations, thereby causing defaults to occur under those debt obligations. In turn, those defaults caused cross-defaults to occur under substantially all of our other debt obligations. As a result of these conditions, internally generated cash was not sufficient to service our debt and satisfy significant principal payment obligations due in 2003. Therefore, on February 24, 2003, we launched a proposal aimed at restructuring substantially all of our outstanding indebtedness; however, we failed to obtain the consents necessary under Argentine law to implement the proposal. In May 2003, we withdrew our initial restructuring proposal and announced that we would suspend principal and interest payments on all of our financial debt obligations.

On October 1, 2004, we announced a new debt restructuring proposal, in the form of an exchange offer, which was accepted by creditors holding 99.76% of the principal amount of our debt that we sought to restructure. Accordingly, on December 15, 2004, we concluded the restructuring process of our outstanding indebtedness. The restructuring proposal consisted of (i) a cash payment in satisfaction of past due interest on such debt obligations, (ii) a cash payment in respect of 11% of the principal amount of such debt obligations, and (iii) the issuance of new debt obligations (or, in the case of some debt obligations, the amendment and restatement of such debt obligations) in respect of the remaining 89% of the principal amount of such debt obligations. In connection with the restructuring we also settled Ps. 27.0 million of peso-denominated debt. Since the closing of the restructuring on December 15, 2004, we have settled an additional US$ 2.2 million of additional principal amount of unrestructured indebtedness.

The renegotiation enabled us to reduce the interest rates of our indebtedness and align amortization payments with our anticipated cash flow. Consequently, a predetermined fix step-up interest rate (to avoid risk of future international interest rate rises) was agreed to in our new debt obligations. This allows us to make lower interest payments during the first years following issuance, when the total amount of the new debt obligations is higher. Also, we are hopeful that the step-up increase in the capital amortization schedule (see “—Future Capital Requirements”) will allow us to reduce financial pressure in the short-term and thus enable us to focus on the growth of our business, which was affected by the crisis.

We prioritize maintaining adequate levels of liquidity to secure compliance with our financial obligations, supporting our growth strategy. Pursuant to this strategy, we seek to:

•

Re-establish our relationships with local banks and the financial system in general, refreshing files and obtaining new credit facilities;

•

use the Early Cash Surplus Amortization mechanism to accelerate the reduction of the debt down to acceptable levels so as to make more feasible the refinancing of our entire debt;

•

evaluate potential opportunities to refinance our current financial debt, looking for the reduction of our financial cost, the improvement of the maturity profile and the reduction of several restricted covenant.

A potential future devaluation of the peso, additional capital expenditures required by the Argentine government or a significant decrease of NGL prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

Our primary sources and uses of cash during the years ended December 31, 2005, 2004 and 2003 are shown in the table below:

	For the years ended December 31,
	2005	2004	2003
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	335.8	672.2	204.1
Cash flows provided by operating activities	584.7	116.3	527.6
Cash flows used in investing activities	(166.1)	(98.0)	(61.5)
Cash flows (used in) / provided by financing activities	(241.5)	(354.7)	2.0
Net increase / (decrease) in cash and cash equivalents	177.1	(336.4)	468.1
Cash and cash equivalents at the end of the year	512.9	335.8	672.2

Cash flows provided by operating activities

Cash flows provided by operating activities for the year ended December 31, 2005, increased by approximately Ps. 468.4 million as compared to the year ended December 31, 2004. This increase was primarily the result of: (i) greater interest paid in 2004 for Ps. 212 million due to the restructuring of our debt obligations (for more information see above); and (ii) the variation effect of Ps. 129.1 million related to the collection in 2005 and the payment in 2004 of the guarantee deposits paid to the pipeline supplier in 2004, associated with the expansion of the San Martín pipeline.

Cash flows provided by operating activities for the year ended December 31, 2004, decreased by approximately Ps. 411.3 million, or approximately 78%, as compared to the year ended December 31, 2003. This decrease was primarily the result of our suspension of interest payments on our debt beginning in May 2003. This led to an unusually high amount of cash and cash equivalents at December 31, 2003, and our subsequent payment in 2004 of Ps. 370.3 million in accrued interest on our debt in connection with our restructuring discussed above.

Cash flows used in investing activities

Cash flows utilized for investing activities for the year ended December 31, 2005, increased by approximately Ps. 68.1 million and Ps. 104.6 million as compared to the year ended December 31, 2004 and 2003, respectively, as a consequence of the greater investments made in 2005 with respect to the San Martín pipeline expansion.  During 2003 and 2004, investing activities were limited to essential maintenance expenditures due to the Argentine economic crisis.

Cash flows applied to financing activities

Cash flows used in financing activities for the year ended December 31, 2005, decreased by Ps. 113.2 million, as compared to the year ended December 31, 2004. This reduction in cash flows used in financing activities was primarily due to the higher principal amortization on December 15, 2004, which represented 11% of the principal amount of our outstanding debt as of such date.

Cash flows applied towards financing activities for the year ended December 31, 2004, were Ps. 354.7 million, as compared to Ps. 2.0 million in cash flows provided by financing activities for the year ended December 31, 2003. This increase in cash flows applied towards financing activities was primarily the result of our suspension of principal payments on our debt commencing May 2003 and our payment in  December 2004 of Ps. 362.7 million in outstanding principal on our previously existing debt obligations in connection with our restructuring as discussed above.

Description of indebtedness

In December 2004, we concluded the process of restructuring substantially all of our outstanding indebtedness. Our restructuring proposal, which was accepted by creditors holding 99.76% of the principal amount of our debt, consisted of the exchange of our existing debt obligations for a combination of cash and either newly-issued notes (the “New Notes”) or, in the case of the loans with the Inter-American Development Bank (“IDB”), the entry into amended and restated loan agreements with new terms (the “Amended Loans”).

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

On December 15, 2004, we issued six series of new notes in an aggregate principal amount of US$614,295,095 pursuant to our Global Program, which provides for the issuance of up to a maximum principal amount of US$800 million in notes. We also entered into amended loans with IDB on December 15, 2004, having an aggregate principal amount of US$290,140,000. Accordingly, as of December 15, 2004, our total U.S. dollar-denominated debt consisted of US$904,435,095 in new notes and amended loans (referred to collectively as the “New Debt Obligations”) and US$2,393,000 in pre-existing debt obligations that were not tendered in our restructuring. As of the date of the issuance of this Annual Report, we have made amortization payments in an aggregate amount of US$28,293,607 and we also made payments of early amortization in an aggregate amount of US$103,392,371. In addition, we repaid US$2,194,000 of our remaining pre-existing debt obligations. As a result, the aggregate principal amount of our total U.S. dollar-denominated debt as of the date of this Annual Report is US$772,749,117 in new debt obligations and US$199,000 in pre-existing debt obligations.

We are subject to several restrictive covenants under our new debt obligations that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Since our new debt obligations amortize, we have quarterly obligations to repay principal on such debt. Also, the new debt obligations contain a mandatory cash surplus amortization provision, pursuant to which we are required to use cash on hand (net of certain adjustments), at least annually and more frequently at our option, to accelerate payments of principal under the amortization schedule for our new debt obligations. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders, limitations on our ability to make capital expenditures, limitations on our ability to sell our assets, and limitations on our ability to make investments. See “Item 10. Additional Information—Material Contracts—New Debt Obligations” for a detailed discussion of the terms of our new debt obligations, including the interest rates, amortization terms and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2006-2008 period, in millions of U.S. dollars, are set forth in the following table:

	2006	2007	2008	Total
Gas transportation
Reliability and others	17.4	17.3	19.2	53.9
Expansions Operational efficiencies	13.1 1.8	12.9 -	- -	26.0 1.8
Total	32.3	30.2	19.2	81.7
NGL production and commercialization
Reliability and others	5.2	5.4	4.5	15.1
Expansions Operational efficiencies	5.2 -	0.8 0.8	- -	6.0 0.8
Total	10.4	6.9	4.5	21.8
Other services	4.5	3.0	3.0	10.5
Total Capital Expenditures	47.2	40.1	26.7	114.0

We currently expect that our capital investment requirements will be financed primarily by cash from operations. Alternatively, expansion investments in the gas transportation segment are expected to be financed by the customers who will require additional services. This financing will be cancelled through the effective service provision.

Currency and exchange rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates as our debt obligations are denominated in U.S. dollars. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. However, with respect to our NGL production and commercialization segment, more than 80% of our revenues are denominated in US dollars.

We do not consider interest rates as a market risk exposure, since our debt does not bear market interest rates.

Our financial debt obligations denominated in foreign currency as of December 31, 2005, amounted to US$836.3 million (Ps. 2,537.7 million). As of December 31, 2005, we also had the equivalent of US$14.0 million (Ps. 42.5 million) of trade and other payables denominated in foreign currencies. Finally, US$201.2 million (Ps. 602.0 million) of our assets are denominated in foreign currency. Therefore, net position in US$ amounted to 649.1 million as of December 31, 2005.

Derivative financial instruments

Our Board of Directors approved the terms for acquiring derivative financial instruments that shall be obtained to cover risks associated with the fluctuation of interest and exchange rates of our debt. As of the date of the issuance of this Annual Report, we have not entered into any such arrangements.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

See “–Discussion of Results of Operations for the Three Years ended December 31, 2005, 2004 and 2003” and “Item 8—Financial Information. —Legal and regulatory Proceedings.”

E. Off-balance sheet arrangements

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

F. Tabular disclosure of contractual obligations

The following table represents a summary of our contractual obligations as of December 31, 2005:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations (1)	3,487.0	336.2	1,183.4	1,120.3	847.1
Capital Lease Obligations	6.3	2.7	3.6	-	-
Purchase Obligations	24.6	24.6	-	-	-
Other Long-Term Liabilities (2)	115.9	35.5	80.4	-	-
Total	3,633.8	399.0	1,267.4	1,120.3	847.1

(1)

As described above in “—Cash Flow Items—Description of indebtedness” our new debt obligations include the provision for accelerated amortization, which was not considered for purposes of  this table.

(2)

Corresponds to the fee to be paid under the Technical Assistance Agreement. See “Item 4. Our Information – B. Business Overview – Gas Transportation-Regulated Business – Pipeline Operations – Technical Assistance Agreement.”

Almost all of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 3.032 as of December 31, 2005. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a Board of Directors consisting of nine Directors and nine Alternate Directors. In the absence of one or more Directors, Alternate Directors will attend meetings of the Board of Directors. Directors and Alternate Directors are elected at an ordinary meeting of shareholders and serve one- to three-year renewable terms, as decided by the shareholders.

Under our By-laws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board constitutes a quorum, and resolutions must be adopted by a majority of the Directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote.

At the Annual Shareholders’ Meeting held on April 2, 2004, the number of Directors on our Board was increased by two members to nine from seven. Additionally, the shareholders decided at that meeting that upon motion by the Chairman, our Board of Directors’ meetings may now be held by video or telephone conference.

The current Board of Directors was elected by our shareholders at the Annual Shareholders’ Meeting held on March 20, 2006, for a one-year term.

The Shareholders Agreements contain provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters. For more information see “Item 7. — Major Shareholders and Related Party Transactions —Shareholders Agreements.”

Duties and Liabilities of Directors. Under Argentine law, Directors have the obligation to perform their duties with the loyalty and diligence of a prudent business person. Directors are jointly and severally liable to us, shareholders and third parties for the improper performance of their duties, for violating the law, our By-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a Director by our By-laws or regulations or by a resolution of a Shareholders’ Meeting. In such cases, a Director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Moreover, under Argentine law, Directors are prohibited from engaging in activities in competition with us without express shareholder authorization. Certain transactions between us and Directors are subject to ratification procedures established by Argentine law.

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

At the Annual Shareholders’ Meeting held on March 6, 1996, our shareholders approved the acquisition of civil liability insurance coverage for directors, members of our Statutory Audit Committee (“Syndics”) and officers. Such coverage is common practice among public companies who seek protection against shareholders’ and other parties’ claims.

Three of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. All three are also members of our Audit Committee. The remainder of the members of the Board of Directors are not independent. Under the independence requirements a director is not independent if any of the following apply:

•

the director is also a director of a controlling shareholder or any other entity controlled by or related to a controlling shareholder of the issuer;

•

the director is also a director of another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter;

•

the director provides, or belongs to a professional corporation or association which provides, professional services to or receives any form of remuneration or fees from the issuer or its controlling entity or any other entity controlled by or related to the latter; or

•

the director provides, or belongs to a professional corporation or association that provides professional services to or receives any form of remuneration or fees from another entity, any of whose shareholders is also a shareholder of the issuer or its controlling entity or any other entity controlled by or related to the latter.

The following table sets out the membership of our Board of Directors as approved in our Annual Shareholders’ Meeting held on March 20, 2006, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in other Company
João Ferreira Bezerra de Souza	2006	2007	Chairman	Vice-President of Gas and Energy of Petrobras Energía
Alberto Oucinde	2005	2007	Vice chairman	Independent consultant
Jorge Casagrande	2002	2007	Director	Planning and Control Corporate Manager of Electricity and Gas Business of Petrobras Energía
Carlos Alberto Seijo	2006	2007	Director	Manager of Marketing of Natural Gas of Petrobras Energía
Gustavo Sebastián Viramonte	2006	2007	Director	Partner of Viramonte & Acuña law firm
Diego Alberto Güerri	2006	2007	Director	Partnet of Zarantonello & Güerri law firm.
Carlos De la Vega(1)	2005	2007	Independent Director	Senior partner of PENT Capital financial boutique
Carolina Sigwald	2004	2007	Independent Director	Partner of Díaz Bobillo Richard & Sigwald law firm
Oscar Marano	2005	2007	Independent Director	Independent consultant
Hugo Guardia	2006	2007	Alternate Director	LPG Marketing Manager of Petrobras Energía
Pablo Ferraro Mila	2006	2007	Alternate Director	Partner of González & Ferraro Mila law firm.
Martín Aldasoro	2006	2007	Alternate Director	Business Development Division Manager of Petrobras Energía
Esteban Diez Peña	2004	2007	Alternate Director	Finance Manager of Petrobras Energía
Joaquín Acuña	2006	2007	Alternate Director	Partner of Viramonte & Acuña law firm
Andrea Patricia Gribov	2006	2007	Alternate Director	Member of Zarantonello & Güerri law firm
Eduardo Pawluszek	2006	2007	Alternate Director	Chief Financial Officer (“CFO”) of TGS
Amalia Isabel Martínez(1)	2005	2007	Independent Alternate Director	Independent consultant
Oscar Miguel Castro	2006	2007	Independent Alternate Director	Independent consultant

(1) Submitted his resignation on June 1, 2006, and Amalia Isabel Martínez was appointed by the Board of Directors Meeting held on June 15, 2006 to assume the position of regular Director.

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

Mr. João Ferreira Bezerra de Souza obtained a Electrical Engineering degree from the Universidade Federal de Pernambuco. He worked at Koblitz Engenharia S.A. and Marinha do Brasil. Mr Bezerra joined Petrobras holding in 1986 where currently is the Vice-President of Gas and Energy of Petrobras Energía.

Mr. Alberto Oucinde graduated from the Universidad Católica Argentina as an Economist. He previously worked at ING Bank NV, Citibank and HypoVereinsbank. Currently, he works as independent consultant. He is also member of the Board of Directors of EPCA and Enron Argentina CIESA Holding S.A.

Mr. Jorge Casagrande graduated from the University of Buenos Aires as a Certified Public Accountant. He previously worked at Massalin Particulares and Price. He joined Petrobras Energía in 1992. Mr. Casagrande is currently the Planning and Control Corporate Manager of Electricity and Gas Business of Petrobras Energía. He is also a member of the Board of Directors of Distrilec S.A., Edesur S.A., Citelec S.A., Transener S.A., Transba S.A., CIESA, Telcosur, EGS and MEGA.

Mr. Carlos Alberto Seijo graduated in Chemical Engineering from the University of Buenos Aires. He previously worked for Central Puerto S.A. He joined Pecom Energía S.A. in 1999 as Manager of Planning and New Businesses of Natural Gas and Electricity, and between April 2004 and December 2005 he held the position of Coordinator of Gas and Energy Businesses in Petrobras. He currently serves as Manager of Marketing of Natural Gas at Petrobras Energía.

Mr. Gustavo Sebastián Viramonte obtained a law degree from the Universidad de Córdoba and a Master of Business Law from the Universidad Austral (“IAE”). He previously worked for Viramonte & Asociados S.C. Since 2001, he has been a partner at Viramonte & Acuña law firm. He is also a member of the Board of Directors of Nortel S.A., CIESA and Centro Interacción Multimedia S.A.

Mr. Diego Alberto Güerri obtained a Law degree from the University of Buenos Aires. He worked as Chairman of Cirqui S.A., Dispet S.A. and Faique S.A.. Mr. Güerri currently is a Partner at Zarantonello & Güerri law firm, is Chairman, of Quilseg S.A., Quiel Investment S.A. and Quilburs S.A. among others, and is liquidator of Scotia Holding Argentina S.A. He is also member of the Board of Directors of CIESA.

Ms. Carolina Sigwald obtained a law degree from the University of Buenos Aires. She worked at the law firm of Chadbourne and Parke LLP in New York from 1996 to 1997 and at the Corporación Interamericana de Inversiones in Washington D.C. from 1997 to 1998. Currently she is a partner at the Diaz Bobillo, Richard & Sigwald law firm in Buenos Aires. She is also a member of the Board of Directors of Supertap S.A., Minera Andacollo Gold S.A., Latin Luz S.A. and Heidrick & Struggles S.A.

Mr. Oscar Marano graduated from the University of Buenos Aires as a Certified Public Accountant and with a Bachelor of Administration. He has worked in Edenor S.A., Astra S.A., Compañía Financiera Eugenio Diez S.A., Eugenio Diez S.A. and EDF Branch Americas. He is also working as independent consultant. He is also member of the Board of Directors of Avalec S.G.R.

Ms. Amalia Isabel Martínez graduated from the University of Buenos Aires as Economist. She held management positions in The Chase Manhattan Bank Buenos Aires and UBS Securities Argentina. Also, she held different positions in public organizations as advisor. Ms. Martínez currently works as independent consultant and she is member of the Board of Directors of Standard Bank Argentina S.A.

Executive Officers. The following is a list of our executive officers as of the date of issuance of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Pablo Alejandro Ferrero	2004	CEO
Jorge García	1998	Marketing Vice President
Eduardo Pawluszek	2005	CFO
Jorge Bonetto	2000	Operations Vice President
Daniel Perrone	1999	Regulatory and Institutional Affairs Vice President
Carlos Ariosa	2006	Legal Affairs Department Manager
Juan Martín Encina	2004	Human Resources Department Manager
Alejandro Basso	1998	Planning and Control Department Manager
Oscar Sardi	2005	Services Department Manager

There is no expiration term defined for the Executive Officers.

The present principal occupations and employment history of each of our executive officers are set forth below:

Mr. Pablo Alejandro Ferrero received an engineering degree from the Universidad Católica Argentina and obtained a Master in Business Administration at the University of Washington. He joined Petrobras Energía in 1991 and in 1993 joined us as Transportation and Business Development Manager. From 1997 to 1998 he was Marketing and Tariffs Vice President. In 1998 he returned to Petrobras Energía as the manager of Gas and Oil Commercialization and Transportation, and in 2001 he became the Vice President of Planning and Business

Development, position he held until June 21, 2004, when he became our CEO. He is Chairman of the Board of Directors of Telcosur and EGS, and member of the Board of Directors of Link.

Mr. Jorge García received an accounting degree from the University of Buenos Aires. Mr. García worked for the following companies within Petrobras Energía Group: Central Costanera S.A. during 1992, Petroquímica Argentina S.A. from 1987 to 1991 and Petrobras Energía from 1980 to 1986. He was our CFO from 1992 to September 1998, and currently is the Marketing Vice President. He is Vice Chairman of the Board of Directors of Link and TGU.

Mr. Eduardo Pawluszek received an accounting degree from the University of Buenos Aires and a Masters Degree in Finance and Capital Markets from the Escuela Superior de Economía y Administración de Empresas (“ESEADE”). He worked for Royal Bank of Canada from 1988 to 1999. Prior to that, he worked for other financial institutions in Argentina. He came to work with us in 1999 as Financial & Investor Relations Manager. He has been our CFO since April 2005.

Mr. Jorge Bonetto received an electromechanical engineering degree from the Universidad de Córdoba and a Master’s degree in Business Administration from the Escuela de Dirección y Negocios de la IAE. Before joining us, he worked for Petroquímica Argentina S.A., Petroquímica Cuyo S.A. and Corcemar S.A. He has served as our Operations Vice President since May 2000.

Mr. Daniel Perrone received a mechanical engineering degree from the Universidad Tecnológica Nacional. He previously worked for Cometarsa S.A., Matoil S.A., Servoil S.A., Bridas S.A.P.I.C. and TransCanada International. Since the end of 1999, he has been our Vice President of Regulatory and Institutional Affairs.

Mr. Carlos Ariosa obtained his law degree from the Universidad Católica Argentina. He previously worked at the Federal Judicial Branch, the Central Bank and with Maciel, Norman & Asociados law firm. He worked for Petrobras Energía from 1998 to 2006 before he joined us, on February 1, 2006, as Manager of the Legal Affairs Department. He was also member of the Statutory Audit Committee of several utility and energy companies, such as TGS, Edesur S.A., Transener S.A., Transba S.A., Yacylec S.A., Enecor S.A. and MEGA.

Mr. Juan Martín Encina received a law degree from the University of Buenos Aires and a Master in Human Resources Direction from the Universidad de Ciencias Empresariales y Sociales. From 2000 through 2004, he worked as Human Resources Manager of the Gas & Energy Division and Centralized Functions at Petrobras Energía, leading projects in Argentina, Ecuador and Brazil. He joined us in September 2004 as Manager of the Human Resources Department.

Mr. Alejandro Basso received an accounting degree from the University of Buenos Aires. He was associated with Petrobras Energía from 1987 to 1992 and with Quitral-Co from 1992 to 1994. From 1994 to 1998, he acted as Planning and Corporative Control Manager. He has been Planning Department Manager since September 1998 and Planning and Control Department Manager since June 2002. He is member of the Board of Directors of TGU and Telcosur.

Mr. Oscar Sardi received a mechanical engineering degree from the Universidad Tecnológica Nacional and he attended a IAE’s General Management Program. He was associated with GdE from 1983 to 1992 and has worked with us since 1992 in various operation managing positions. He has been Services Department Manager since April 2005.

Indemnification of Officers and Directors. Under the Shareholders Agreement, the shareholders of CIESA have agreed to require us to: (i) limit the liability of each of our officers, statutory auditors  and directors for all consequences of their acts or omissions, excluding acts or omissions where there is evidence of fraud or gross negligence and (ii) enter into agreements obligating TGS to defend, indemnify and hold harmless each of our officers, statutory auditors and directors from and against all liabilities, losses, and other expenses incurred by each such officer, statutory auditor or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer, statutory auditor or director is or was one of our officers, statutory auditors or directors, including claims alleged to be due to the negligence of such person, but excluding acts or omissions that involve fraud or gross negligence towards TGS.

B.

Compensation

The aggregate remuneration paid or accrued by us during 2005 to all directors and executive officers was approximately Ps. 3.9 million. We do not provide pension, retirement or similar benefits for directors and officers.

In TGS, the compensation policy for executive officers includes an annual cash compensation, which is determined based on the characteristics and responsibilities of the relevant position and the executive officer’s qualifications and experience and benchmark information. Such compensation consists of a monthly fixed compensation and an annual variable compensation dependent upon our results of operations and the achievement of individual goals and objectives.

C.

Board Practices

Audit Committee

Pursuant to the provisions of the Regime Concerning Transparency in Public Offerings approved by Decree No. 677/01, and further complemented by Resolutions No. 400/02 and No. 402/02 issued by the CNV, Argentine public companies must have an audit committee composed of three or more members of the board of directors.

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

Consequently, at the shareholders’ ordinary and extraordinary meeting held on April 2, 2004, we approved an amendment to our By-laws adding a provision related to the structure and operation of the Audit Committee.

As provided by the Audit Committee Charter, our Audit Committee is comprised of three regular directors. All members are independent in compliance with regulations issued by the SEC and the CNV. The committee members are named by simple majority vote of the Board of Directors, in the first meeting after the Board members are appointed, and their term continues until their successors are named by the Board of Directors. The Audit Committee adopts its own internal regulations, and creates an action plan for each fiscal year. At the Board of Directors meeting held on March 20, 2006, Oscar Marano, Carlos De la Vega and Carolina Sigwald were appointed as regular independent members of the Board of Directors and members of the Audit Committee. On June 1, 2006, Carlos De la Vega resigned and Amalia Isabel Martínez was appointed by the Board of Directors Meeting held on June 15, 2006, as a Regular Director and a member of the Audit Committee.

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

•

ensure that the market is informed about those operations where there may be a conflict of interest with one or more of the members of the Board of Directors, controlling shareholders or other parties as defined by the applicable regulations;

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

•

fulfill all the obligations stated in our By-laws, and applicable laws and regulations;

•

express its view on the Board of Directors proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors’ independence.

Also, regarding the internal and external auditors, the Committee shall:

•

review their plans; and

•

evaluate their performance, and give an opinion on their performance when issuing the annual financial statements. In evaluating the external auditors’ performance, the Committee shall:

▪

analyze the different services rendered by the external auditors and their independence, according to TR No. 7 of the Argentine Federation, any other related regulations issued by professional councils and those regulations set by Resolution No. 400/02, section 4 and Chapter 18, section 18 of the CNV rules;

▪

report separately the fees payable as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectus, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such as those associated with design and implementation of systems, laws and regulations, financial issues, etc.; and

▪

verify the independence of the external auditors in accordance with internal policies.

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

•

provide a well-founded assessment about an acquiring tender offer in case of withdrawing the public offering if we would cease to be a public company or our stock cease to be traded (Decree No. 677, section 32; Resolution No. 401/02, sections 25 and 27); and

•

issue a report supporting a Board of Directors’ resolution to buy back our shares (Decree No. 677/01 section 68 article b; Resolution No. 400/02, section 4 and Chapter 3 article 11 of the CNV rules).

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

The aggregate remuneration paid by us in respect of the year ended 2005 to the members of the Audit Committee was approximately Ps. 0.18 million. We do not provide pension, retirement or similar benefits for any member of the Audit Committee.

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

The primary responsibilities of the Statutory Audit Committee consist of monitoring our management’s compliance with the Commercial Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the Annual Ordinary Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Audit Committee are entitled to: (i) attend Board of Directors and Shareholder Meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and Ordinary Shareholders’ meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by shareholders. The Statutory Audit Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid or accrued by us during 2005 to the members of the Statutory Audit Committee was approximately Ps. 0.054 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The current members of the Statutory Audit Committee, each of whom was appointed at the Annual Shareholders’ Meeting held on March 20, 2006, the year they were initially appointed to the Statutory Audit Committee and the year their term expires, are as follows:

Name	Member since	Term Expires	Position
José María Zuliani	2005	2007	Syndic
Nicolás Martín Mordeglia	2004	2007	Syndic
Mariano Pablo González	2005	2007	Syndic
Enrique Prini Estebecorena	2005	2007	Alternate Syndic
Bárbara Vons	2006	2007	Alternate Syndic
Ricardo Machera	2006	2007	Alternate Syndic

The present principal occupations and employment history of our Syndics are set forth below:

Mr. José María Zuliani graduated in law in the Universidad Nacional de Rosario. He has occupied managerial positions at Petrobras Energía. He is currently Manager of Legal Affairs of Gas and Energy of Petrobras Energía. He is also member of the Board of Directors of Petrobras Energía Internacional S.A. and syndic of CIESA, Telsocur, Distrilec Inversora S.A., Edesur S.A. and Citelec S.A.

Mr. Nicolás Mordeglia obtained a law degree from the University of Buenos Aires and a Masters in Business Law from the IAE. He worked in the Legal Affairs Department at Compañía Naviera Perez Companc S.A.C.F.I.M.F.A. and in Cerro Vanguardia S.A. Since 1999 he has been employed by Petrobras Energía and currently serves as Legal Affairs Department Manager.

Mr. Mariano Pablo González obtained a law degree from the Universidad de Belgrano and a Masters in Law from the Columbia University School of Law of New York. He has worked as an attorney in CNV from 1993 to 1994; as foreign associate at Milbank, Tweed, Hadley & McCloy from 1994 to 1995; as a foreign lawyer at Linklaters & Paines from 1996 to 1997, as a senior associate of Marval, O'Farrell & Mairal from 1997 to 1998, as a partner of Estudio Beccar Varela from 1998 to 2005 and currently serves as a partner of González & Ferraro Mila. He is also a member of the Board of Directors of EPCA, Enron Argentina CIESA Holding S.A. and a syndic of CIESA.

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

On November 4, 2003, the NYSE established new corporate governance standards (“NYSE standards”) that are applicable to NYSE-listed companies, including non-U.S. companies. Under these standards, non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual. However, non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c). Non-US companies must be in compliance with Section 303A.06 prior to July 31, 2005. Section 303A.11 requires that non-US companies disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. Specifically, a non-U.S. company is required to provide a brief, general summary of the significant differences by means of (i) the company’s website (in English) and/or (ii) the company’s annual report distributed to its investors in the United States.

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

Director Independence
303A.01	Listed companies must have a majority of independent directors on their board of directors.

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

However, our Audit Committee is required to give an opinion about the reasonableness of directors’ compensation and stock option plans (in this later case if applicable), as approved by our Board of Directors. The compensation of members of our Board of Directors is approved by our Shareholders at their Annual Meeting.

Audit Committee
303A.06	Listed companies must have an “audit committee” that satisfies the requirements of Rule 10A-3 under the Exchange Act.

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

303A.07 (a)

An audit committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial management.

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

303A.07 (c) (iii) (A)

Provides that the Audit Committee must at least annually obtain and review a report by the independent auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the company.

Our Audit Committee action plan provides for these actions to be taken.
303A.07 (c)(D-G)

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

Our audit committee has to give an opinion about the reasonableness of compensation and stock option plans, as approved by the board of directors.

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

We have not adopted a code of ethics because it is not a requirement for Argentine public companies. However in October 2005, our Board of Directors approved a “Code of Conduct” (replacing the previous Code of Conduct approved in March 2004, with the purpose of introducing rules applicable for foreign registrants in the SEC) which applies to all Board of Directors’ members, Audit Committee members, Senior Management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

303A.12 (b)	The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any material non-compliance with any applicable provision under NYSE Section 303A.	A comparable provision does not exist under Argentine law, the CNV standards or our By-laws.

D.

Employees

As of December 31, 2005, we employed 769 employees located in seven provinces of the country (Buenos Aires, La Pampa, Río Negro, Chubut, Neuquén, Santa Cruz and Tierra del Fuego) and in the City of Buenos Aires.

The following table sets out the number of employees according to department as of December 31, 2005, 2004 and 2003:

	Number of Employees as of December 31,
Department	2005	2004	2003
General	3	4	4
Administration and Finance	48	76	74
Human Resources	11	14	14
Planning and Project Evaluation	7	6	6
Legal Affairs	9	9	10
Regulatory Affairs and Tariffs and Public Affairs	6	6	5
Services	54	-	-
Safety and Environmental	11	-	-
Marketing	59	56	57
Operations	561	574	488
Total	769	745	658

The number of employees increased almost 17% from December 31, 2003 to December 31, 2005, principally due to our insourcing of the Cerri Complex maintenance service in 2005.

As of December 31, 2005, the number of temporary employees working for us was 40.

Under Argentine law, in the event of an unfair dismissal of an employee, the employer is required to pay the terminated employee severance, the amount of which is regulated by the Argentine Labor Law (Section 245). The severance consist of payment of one monthly wage per each year of employment. The Argentine Labor Law stipulates limits to the severance payment, which only affects employees who earn high wages.

However, the Supreme Court ruled unconstitutional the limit of severance payments,  when the limit results in a loss of more than 33% for a terminated employee, in respect to the amount calculated if the limit had not been applied.

The Public Emergency Law established an increase in severance payments, that currently amounts to 50%, and empowered the Executive Branch to modify such percentage.

Also, there has been a significant change regarding occupational accidents. The Supreme Court has ruled unconstitutional the Law of Occupational Hazard Prevention and extended the responsibility of such accidents to the consigner of the outsourced works when a contractor’s worker is injured during the execution of the works.

In reference to the obligations of the contractor’s workers and third party service providers regarding social security, wage payment, compulsory insurance, etc., case law exists that holds the consigner responsible for the contractor’s non-complied obligations, even if the outsourced service is not part of the consigner’s usual business.

Due to higher inflation rates in Argentina, conflicts between employers and unionized workers have increased recently. Even though these kind of conflicts have not involved us yet, other companies in the same industry have suffered strikes and conflicts with labor unions. Despite this hostile framework and the demands of the unions, we renewed and/or are in process of renewing or endorsing the new Collective Labor Agreements with the corresponding labor unions.

Currently, approximately 41% of our workforce is affiliated with three national unions, which have the representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors and executive officers as of February 28, 2006 is 127,691.

Our directors and executive officers, individually and together, hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining ownership in our common stock. CIESA is owned 50% by Petrobras Energía and one of its subsidiaries, 40% by the Trust, and the remainder 10% by a subsidiary of Enron Corp.

Until August 29, 2005, Petrobras Energía Group and Enron Group owned approximately 7.35% and 7.85%, respectively, of our common stock. On such date, Petrobras Energía Group transferred its total shareholding to Enron Group under the terms of the Settlement Agreement signed by both shareholders (for more information see “Item 4—Our information—Our history and development—General”). Therefore, Enron Group increased its shareholding to 15.2% in our common stock.

On January 27, 2006, Enron Group sold its share holding in our common stock to D.E. Shaw in US$ 114.6 million.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of May 31, 2006:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
D.E. Shaw	120,793,403	15.2038	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding below 51% of our share capital.

As of May 31, 2006, approximately 9.7% of the securities held by the public were held in the form of ADRs. At such date, a total of 6,893,252 ADRs, representing 34,466,260 Class B shares, were held by approximately 32 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders Agreement

As a result of changes in the shareholding of our controlling company, a new Shareholders Agreement was signed on August 29, 2005. This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement divides the CIESA shares into five classes that grant the shareholders different rights and places obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Statutory Audit Committee.

Under this agreement, Class A1 and B1 shares are owned by Petrobras Energía Group, Class A2 and B2 shares belong to ABN AMRO and Class B3 are owned by EPCA.

Transfers of CIESA and Our Shares. The Shareholders Agreement provides certain rights of first refusal and “tag-along” or co-sale rights in favor of EPCA, in the event of a proposed transfer of CIESA shares. In particular, before any sale of shares to outside parties, the selling shareholder must offer to sell such shares to EPCA at the price agreed upon in a written purchase proposal from the outside party seeking to purchase such shares. In the event that EPCA does not choose to purchase the shares, it can opt to have a portion of its own shares (the allotted portion is dependent on the number of shares being sold) additionally included in the shares to be sold by the selling shareholder to the third party.

Under the Shareholders Agreement, the sale or transfer of any of our shares held by CIESA requires an affirmative vote of at least 60% of CIESA’s issued and outstanding common voting shares.

Election of Our Directors and Officers; Voting. The Shareholders Agreement also contains provisions governing the voting of shares held by CIESA, the election of the members of the Board of Directors and our Statutory Audit Committee, the appointment of certain officers and certain other matters.

Our Board of Directors consists of nine Directors (see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate in us the directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Energía Group) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by ABN AMRO) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Petrobras Energía Group) nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by EPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining Independent Directors must be unanimously approved by all the shareholders of CIESA.

Under the terms of the Shareholders Agreement, but subject to their overriding duty to protect our corporate interest and the common interest of all of our shareholders, it is contemplated that the CIESA nominated Directors shall vote unanimously in favour of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

Regarding the designation of our Statutory Audit Committee members, Petrobras Energía Group appoints two Syndics and the same number of Alternate Syndics. The position of Chairman of our Statutory Audit Committee is held by one of the two Syndics appointed by the Class A1 shareholders. The remaining Syndic and Alternate Syndic are appointed by the Class B3 shareholders.

Actions Requiring Special Shareholder Approval. The Shareholders Agreement states that a full majority vote of our Board of Directors (such majority must include the affirmative vote of the Class B3 shareholders) is required to approve the following decisions, among others: (i) the sale of our assets up from a certain amount, outside of the day-to-day course of business; (ii) approval of our annual budget and material amendments thereto and certain related matters; (iii) commitments to incur, loans or operating expenses for an amount that exceeds by more than 10% the amount approved in our annual budget; (iv) capital expenditures which are individually in excess of US$ 500,000; (v) the setting of compensation of senior management; (vi) approval to make any claims of and any transactions related to, or negotiations of claims against us in excess of US$ 50,000; and (vii) the termination or extension of the Technical Assistance Agreement.

Future Changes in CIESA Shareholding. Once the approvals from the CNV, ENARGAS and CNDC of the Restructuring Agreement (signed on September 7, 2005, among CIESA, its current shareholders and its creditors), are obtained, CIESA will cancel most of its defaulted debt through the transfer to its creditors of our class “B” common shares representing approximately the 4.3% of our common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares currently held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors of CIESA will hold the 50% of the common stock, while the remaining 50% will be held by Petrobras Energía.

Tender Offer Regime. According to Decree No. 677/01, issued by the Executive Branch, public companies will be included in the Tender Offer Regime, starting from the date of the shareholders’ meeting approving the company’s inclusion in the regime or automatically upon the first shareholders’ meeting held twelve months after the enforcement of the CNV resolution regulating the matter, issued in March 2003. The Decree also provides that if a public company is not willing to be included in such regime, it must incorporate an article to its By-laws stating the following: “Company not Subject to the Tender Offer Regime.” Such resolution must be adopted no later than in the shareholders’ meeting mentioned above. As our shareholders decided not to adhere to this regime, our shareholders approved an amendment to our By-laws to incorporate the exclusion expressly at the shareholder’s meeting held on April 2, 2004.

The CIESA’s Shareholders Agreement will be terminated and replaced by a new Shareholders Agreement addressing the ownership change following consummation of the restructuring agreement. At no time will the Petrobras parties hold, directly or indirectly, more than their current 50% shareholding in CIESA or hold a controlling interest in CIESA.

The Settlement Agreement also provides that the Petrobras parties and their respective affiliates and the Enron parties and their respective affiliates will each grant the other releases from any and all claims under or arising from or in connection with certain agreements entered into by such parties in connection with their investment in CIESA and in us and certain other related documents. Such releases will not be given by, but will extend to, Transwestern Pipeline Company, a member of the Enron Economic Group (as defined in the Settlement Agreement).

In May 2004, the bankruptcy court having jurisdiction over the bankruptcy of Enron approved the Settlement Agreement. In addition, the transfers referred to above are subject to several conditions, one of which is the approval from ENARGAS.

B.

Related Party Transactions

Our principal transaction with a related party is our export sales of LPG and natural gasoline to PIFCO made under the terms of two agreements described in Item 4—B. Business Overview—NGL Production and Commercialization – Non-Regulated Business.

Under the Technical Assistance Agreement, Petrobras Energía renders services to us in its role of technical operator. The term of the Technical Assistance Agreement entered into with EPCA was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in “Item 4. Our Information—Our History and Development–General” includes a term which provided for the assignment of the Technical Assistance Agreement to Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Energía has been in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on the higher of: (i) a percentage of certain of our defined income or (ii) a specified fixed annual amount.

We render gas transportation service to Petrobras Energía for a capacity of 3 MMm3/d (105.9 MMcf/d) under long term firm transportation capacity contracts which expire in 2013 and 2014.

In connection with the San Martín pipeline expansion project, on November 3, 2004, we entered into a Letter of Intent and, on November 10, 2004, we entered into a Trust Agreement. Petrobras and Petrobras Energía are also parties to both of these agreements. See “Item 4. Our Information—Business Overview-—Pipeline Operations” for more information.

The details of significant outstanding balances for transactions with related parties as of December 31, 2005, 2004 and 2003 are as follows:

Year ended December 31, 2005:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Main affiliates-significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFCO(1)	-	383,871	-	-	-	-	-
Petrolera Santa Fe S.A.	-	-	-	2,879	-	-	-
Refinor S.A..	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206

(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2004

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	2,214	17,619	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
Main affiliates-significant influence:
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:
PIFCO(1)	-	364,535	-	-	-	-	-
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Refinor S.A..	-	-	2,249	-	-	-	-
Quintana y Otros U.T.E.	3,104	-	-	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Total	31,425	389,069	25,277	8,236	2,214	31,318	206

(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2003

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	554	29,043	84
Petrobras Energía	25,127	26,915	18,452	-	-	-	-
CIESA	-	-	-	-	-	-	122
Main affiliates-significant influence:
Link	-	-	818	-	-	-	-
TGU	-	-	1,379	-	-	-	-
Other related companies:
PIFCO(1)	-	286,105	-	-	-	-	-
Petrolera Santa Fe S.A.	94	21	-	932	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,402	-	-	-	-
Refinor S.A.	-	-	5,082	-	-	-	-
WEB S.A.	2,008	-	-	-	-	-	-
Quintana y Otros U.T.E	3,105	-	-	-	-	-	-
Total	30,334	313,041	27,133	932	554	29,043	206

(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

C.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.

Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the Index to financial statements in Item 18, are filed as part of this Annual Report.

Exports

In 2005, our export revenues from NGL production and commercialization segment were Ps. 281.3 million and represented 28% of our total net revenues. Additionally, the total volume of sales from NGL was 983,480 short tons, and the volume of sales from NGL exports was 323,168 short tons. These volumes also include sales made on account of third parties.

Effective May 2004, the Argentine government increased the export tax on NGL exports from 5% to 20%. Future changes in this tax rate may have a material adverse effect on our results of operations and financial condition.

Legal and Regulatory Proceedings

a)

In April 1996, GdE filed a legal action against us for Ps. 23 million, which is the amount GdE claimed as a reimbursement for the cost of construction of two compressor plants currently in operation on our pipeline. We denied the claim on the grounds that we acquired these compressor plants as part of our overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, an initial judgment was rendered upholding GdE’s claim for Ps. 23 million plus interest (calculated at the “passive rate” set by the Argentine Central Bank Circular No. 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the initial judgment and ordered us to pay the fair value of such plants based on an expert’s assessment to be performed and decided to defer the litigation expenses until the compressor plants’ fair value resulting from the expert’s assessment could be determined. We have recorded such plants as “Property, plant and equipment, net”, valued at Ps. 4.3 million based on the replacement cost of similar compressor equipment. Moreover, in October 2001, we filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”). In August 2003, the SCJ sustained GdE’s claim and ordered us to pay the fair market price of the compressor plants at the date on which they were added to our assets (such price to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps.

13.2 million. In September 2004, the court of original jurisdiction ordered us to pay the amount determined by the experts plus VAT, interest and litigation expenses. Subsequently, we appealed against the sentence before the Chamber of Appeals, which ordered that the amount that we paid at the moment of the privatization with respect to one of the plants had to be discounted from the amount assessed by the court-appointed experts. As of December 31, 2005, we have booked an allowance of Ps. 60.9 million which was estimated considering the amount determined by the judge and the deduction ordered by the Chamber. At the beginning of 2006, we paid the litigation expenses which amounted Ps. 16.3 million.

On January 14, 2004, we signed an agreement with UNIREN pursuant to which we will carry out the expansion of the Cordillerano pipeline. The cost of the expansion, which amounted to Ps. 17.5 million, will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. Therefore, the cost of the works was recorded under “Other Liabilities”, offsetting the provision mentioned in the last paragraph. The Argentine government owns such assets and granted their right of use to us, since we will have to operate and maintain such assets until expiration of the License. On July 29, 2004, the Executive Branch, through Decree No. 959/04, ratified the agreement with UNIREN.

We will pay the outstanding balance partially through a cost compensation of an additional expansion of the Cordillerano pipeline to be carried out during the next months, as agreed with the Ministry of Federal Planning, Public Investment and Services and the Energy Bureau. The closing balance, resulting from this compensation, will be settled and paid after said expansion is finished.

b)

In February 2005, the CNV determined that some notes issued in 2004 for US$ 178 million did not fulfill the requirements provided by article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. If CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the tax exemption provided by the Law No. 23,576 and as result, we would be exposed to possible liability for the payment of withholding tax corresponding to the interest paid on the notes.

On February 18, 2005, we filed an appeal before the CNV alleging sufficient grounds to support the applicability of the article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. The CNV denied our appeal and on July 8, 2005, we filed an appeal before the Ministry of Economy and Production. This ministry has not issued a determination as of the date of the issuance of the Annual Report.

As of December 31, 2005 the amount of the contingency ranges between US$ 4 million and US$ 13 million (including interests and fines), depending on the applicable withholding tax rates determined by the country of residence of the note holders at the date of each interest payment. We do not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

No provision for contingency have been recognized in this connection as we do not considers it probable that a liability was incurred as of the date of this Annual Report.

c)

In August 2000, a federal court upheld a preliminary injunction requested by the Ombudsman thus ordering the suspension of Executive Branch Decree No. 669/00, which established the deferral of the application of the biannual tariff adjustment to be effective as of January 1, 2000. This ruling has not permitted the application of new PPI adjustments. The Public Emergency Law enacted in January 2002 repealed the application of future PPI tariff adjustments. Notwithstanding, the Ombudsman decided to carry on with the claim initiated in 2000 against the Argentine government in order to obtain the unconstitutionality of Section 41 of the Gas Act No. 24,076, and a judgment on whether tariff adjustments infringed Convertibility Law No. 23,928 during the time said rules were effective. Between March and April of 2006, the federal court gave service of complaint to us and the other gas licensees (as interested third parties), for each of us and them to exercise our and their defense right with reference to the Ombudsman’s claim, and thus we have exercised our rights in a timely manner.

Tax Claims

In the framework of the Tax Agreement adopted by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, we filed an administrative appeal before the Tax Court of the Province of Buenos Aires; the resolution is still pending as of the date of the issuance of this Annual Report.

In November 2004, we were granted a hearing from the Tax Bureau of the province of Buenos Aires thus beginning a tax assessment process regarding the claim mentioned above. On September 26, 2005, we were notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps 4.4 million plus interest. On October 18, 2005, we presented the corresponding discharge with respect to the inclusion of the NGL production and commercialization activity under the tax exemption mentioned before. In April of 2006, the Tax Bureau of the province of Buenos Aires rejected this discharge, and consequently, we filed an appeal to Buenos Aires Tax Court.

As of December 31, 2005, we provided for a payment of Ps. 20.5 million based on the estimated payment to be made in case this claim is resolved in an unfavorable manner.

Other Litigation

As discussed above under “Item 4. Our Information—Business Overview—Gas Transportation Regulated Business—Regulatory Framework”, we are involved in the process of renegotiating our public service contracts with UNIREN.

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings arising in the ordinary course of business. Although no assurances can be given, we believe there are meritorious defenses, which will be asserted vigorously to challenge all claims, and that possible liabilities from these claims will not have a material adverse effect on our consolidated financial position or results of operations.

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

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2001	8.00	4.15	1.61	0.86
2002	5.60	0.62	1.90	0.49
2003	4.72	1.47	2.84	1.06
2004	5.72	3.61	3.34	2.13
2005	6.83	4.98	3.99	2.86

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2005				2004
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	6.69	4.98	3.90	3.00	5.72	4.42	3.34	2.50
Second Quarter	6.47	5.00	3.71	2.86	5.38	3.61	3.08	2.13
Third Quarter	6.56	5.55	3.82	3.24	4.91	4.00	2.97	2.40
Fourth Quarter	6.83	5.23	3.99	3.25	5.45	4.76	3.20	2.84

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low

December 2005	5.91	5.23	3.55	3.25
January 2006	5.99	5.21	3.60	3.22
February 2006	5.40	5.03	3.29	3.12
March 2006	5.18	4.81	3.20	2.97
April 2006	5.55	5.05	3.31	3.11
May 2006	5.67	4.75	3.39	3.00

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2005, the market capitalization of shares of the 95 companies (excluding mutual funds) listed on the BASE was approximately Ps. 771,321 million. At the end of December 2005, the top 10 listed securities represented 94.54% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the “Buenos Aires Stock Market”) and the BASE. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE and trading in corporate debt securities is conducted on both the BASE and the MAE. Trading in Argentine government securities, which are not covered by the agreement, may be conducted on either or both of the BASE and the MAE. The agreement does not extend to other Argentine exchanges.

Changes to the legal framework of securities trading have been introduced, permitting issuance and trading of new, non-bank financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, futures and options. The Argentine government deregulated brokerage fees and eliminated transfer and stamp taxes on securities transactions in November 1991.

The Buenos Aires Stock Market. The Buenos Aires Stock Market, which is affiliated with the BASE, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 250 shares are owned by a number of members who are the only individuals and entities authorized to trade in the securities listed on the BASE. Trading on the BASE is conducted by open outcry and a computer-based negotiation system called SINAC from 11:00 A.M. to 5:00 P.M. each business day. The BASE also operates an electronic continuous market system from 11:00 A.M. to 5:00 P.M. each business day, on which privately-arranged trades are registered and made public. To control price volatility, the Buenos Aires Stock Market operates a system that restricts dealing in shares of any issuer when changes in the price of such issuer’s shares varies 15% from the previous closing price, unless trading at the top price.

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. Certain information regarding the Argentine equities market is set forth in the table below.

	2001	2002	2003	2004	2005
Market capitalization (US$ in billions)	192.5	103.3	185.4	231.6	254.4
Average daily trading volume (US$ in millions)	30.9	6.7	11.6	17.9	25.5
Number of listed companies	114	114	108	107	106

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

C.

Material Contracts

New Debt Obligations

On December 15, 2004, in connection with our debt restructuring, we issued six series of new notes in an aggregate principal amount of US$614,295,095 pursuant to our Global Program, which provides for the issuance of up to a maximum principal amount of US$800 million in notes. The creation of the Global Program was approved at the ordinary Shareholders’ Meeting held on April 2, 2004, and authorized by the CNV, the BASE and MAE. On December 15, 2004, we also entered into amended and restated loan agreements with IDB having an aggregate principal amount of US$290,140,000 in connection with our debt restructuring.

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

Tranche A Debt Obligations

On December 15, 2004, we issued US$470,306,281 in principal amount of Tranche A debt obligations, which represents 52% of the total principal amount of our new debt obligations. The scheduled maturity date of each of the Tranche A debt obligations is December 15, 2010.  The Tranche A debt obligations accrue interest at a variable fixed rate, ranging from an annual rate of 5.3% for the first year to 7.5% in the sixth year. Principal on the Tranche A debt obligations is amortized over the six-year term of such debt obligations, with amortization payments commencing on March 15, 2005. Interest and principal on the Tranche A debt obligations is payable on a quarterly basis. The Tranche A debt obligations include a provision that calls for acceleration of the amortization schedule of such debt obligations if the level of our adjusted cash surplus (as defined in the new debt obligations) for an applicable year or portion of such year exceeds a specified level. See “—Early Cash Surplus Amortization” below for more information regarding this provision.

Tranche B-A Debt Obligations

On December 15, 2004, we also issued US$409,044,874 in principal amount of Tranche B-A debt obligations, which represents approximately 45% of the principal amount of our new debt obligations. The maturity date of each of the Tranche B-A debt obligations is December 15, 2013. The Tranche B-A debt obligations accrue interest at a base variable fixed rate ranging from an annual rate of 7% for the first year to 10% in the ninth year. In addition, commencing December 15, 2006, the Tranche B-A debt obligations may also accrue additional interest at an incremental annual interest rate ranging from 0.75% to 2%, subject to, if applicable, the level of our consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-A debt obligations are also amortizing, but amortization payments do not commence until March 15, 2011. Interest and, commencing March 15, 2011, principal on the Tranche B-A debt obligations is payable on a quarterly basis.  The Tranche B-A debt obligations include a provision that calls for acceleration of the amortization schedule of such debt obligations if the level of our adjusted cash surplus for an applicable year or portion of such year exceeds a specified level; however, this provision will not apply to the Tranche B-A debt obligations until such time as the Tranche A debt obligations are no longer outstanding. See “—Early Cash Surplus Amortization” below for more information regarding this provision.

Tranche B-B Debt Obligations

On December 15, 2004, we also issued US$25,083,940 in principal amount of Tranche B-B debt obligations, which represents approximately 3% of the principal amount of our new debt obligations.  The maturity date of each of the Tranche B-B debt obligations is December 15, 2013.  The Tranche B-B debt obligations accrue interest at a base variable fixed rate ranging from an annual rate of 7% for the first year to 10% in the ninth year. In addition, commencing December 15, 2006, the Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in such year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the ninth year.  The Tranche B-B debt obligations are also amortizing, but amortization payments do not commence until March 15, 2011. Interest and, commencing March 15, 2011, principal on the Tranche B-B debt obligations is payable on a quarterly basis. The Tranche B-B debt obligations include a provision that calls for acceleration of the amortization schedule of such debt obligations if the level of our adjusted cash surplus for an applicable year or portion of such year exceeds a specified level; however, this provision will not apply to the Tranche B-B debt obligations until such time as the Tranche A debt obligations are no longer outstanding. See “—Early Cash Surplus Amortization” below for more information regarding this provision.

Early Cash Surplus Amortization

As noted above, the new debt obligations include an accelerated amortization feature, referred to as “Early Cash Surplus Amortization,” the implementation and amount of which will depend on our consolidated debt ratio (relationship between our consolidated total indebtedness and consolidated adjusted EBITDA (each as defined in the new debt obligations)) for the applicable fiscal period and the amount of our cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that we make. We are required to determine whether an early cash surplus amortization amount is payable with respect to each fiscal year, or portion thereof, occurring during the period from and including December 15, 2004, to and including December 15, 2010. We will also be required to determine whether an early cash surplus amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which we make a dividend payment to our shareholders. We may also, in our sole discretion, make a payment of an early cash surplus amortization amount with respect to any fiscal quarter occurring during the period set forth above. Early cash surplus amortization amounts will be calculated and, if applicable, paid to holders of our new debt obligations following the applicable reference period. We expect the payments in respect of a fiscal year-period to generally be made on May 1,, if any such payment is required to be made. Any early cash surplus amortization amounts payable must first be paid in respect of the Tranche A debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and next be paid in respect of the Tranche B-A debt obligations and Tranche B-B debt obligations, together, on a pro rata basis, until such debt obligations are no longer outstanding.

Covenants

We are subject to several restrictive covenants under our new debt obligations (which differ between our amended loans and our new notes in some respects), which include, among others, the following:

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

•

a limitation on our and our subsidiaries’ ability to incur additional indebtedness. Until December 15, 2007, we are permitted to incur only certain specified types of indebtedness, which include, among others, the incurrence of up to US$25 million in indebtedness for the financing of working capital, the incurrence of debt for the purpose of refinancing the new debt obligations and the incurrence of up to US$10 million in capitalized lease obligations. As from December 15, 2007, we will be permitted to incur any indebtedness if our consolidated debt ratio for the applicable period is equal to or less than 3.50 to 1 for the twelve-month period beginning on such date. This maximum consolidated debt ratio decreases for each subsequent twelve-month period; and

•

a prohibition on our and our subsidiaries’ ability to pay dividends and make certain other restricted payments with respect to any fiscal year or fiscal semester unless, among other things, (i) no default exists under our new debt obligations and (ii) our consolidated coverage ratio (that is, the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the new debt obligations)) is at least 2.70 to 1 as of the applicable fiscal year end or fiscal quarter end in 2005, at least 2.75 to 1 as of the applicable fiscal year end or fiscal quarter end in 2006, at least 2.80 to 1 as of the applicable fiscal year end or fiscal quarter end in 2007,  at least 2.90 to 1 as of the applicable fiscal year end or fiscal quarter end in 2008 and at least 3.00 to 1 as of the applicable fiscal year end or fiscal quarter end in 2009 or thereafter.  Moreover, the aggregate amount of all such dividends and other restricted payments (including certain fees under our Technical Assistance Agreement) with respect to any fiscal year shall not exceed US$10 million with respect to 2004, US$15 million with respect to each of 2005 and 2006, US$20 million with respect to 2007 and US$25 million with respect to 2008 and each fiscal year thereafter.

We must also comply with several affirmative covenants under our new debt obligations (which differ between our amended loans and our new notes in some respects), including, among others, an obligation to maintain our properties in compliance with specified environmental requirements, an obligation to maintain in full force and effect all required governmental approvals, consents and licenses, and a requirement to ensure that at all times the new debt obligations rank at least pari passu with all of our other unsecured and unsubordinated indebtedness.

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

•

enforcement by any creditor of any mortgage, lien or other security created or assumed by us or one of our subsidiaries exceeding US$10 million;

•

failure to obtain certain required governmental authorizations when required or if any such authorizations are rescinded, terminated, lapse or cease to be in full force and effect;

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

Gas Trust

In light of the lack of expansion of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs, the fact that the renegotiation of the License is still pending and the financial situation of the licensee companies) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund that would finance gas transportation system expansions.

In June 2004, we submitted to the Federal Energy Bureau upon request a project for the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm3/d (102.4 MMcf/d). This project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some compressor units. This additional transportation capacity was fully subscribed under firm transportation contracts in an open bidding conducted by us in June 2004. These new contracts are for almost 16 years and were mainly subscribed by gas distribution companies.

In November 2004, MPIFIPyS, the Federal Energy Bureau, Petrobras, Petrobras Energía, Banco de la Nación, Nación Fideicomisos and we, among others, signed a Letter of Intent agreeing to carry out the expansion. This agreement was ratified by Executive Branch Decree No. 1,658/04.

This Letter established a framework to put into operation the Gas Trust (which finances most of the expansion) as well as the Global Program for the issuance of debt securities and/or Gas Trust certificates of participation.

In February 2005, ENARGAS, along with the Federal Energy Bureau, awarded to Odebretch, a Brazilian company, the civil works contract for the expansion. The works, which were fulfilled in August 2005, had already partially come into service the previous month. The Gas Trust financed US$ 311 million of an aggregate required investment of US$ 351 million (including VAT), while we invested approximately US$ 40 million (including US$ 7 million for VAT).

Our investment will be recovered by applying 80% of the revenues obtained from the additional transportation capacity, which, based on current tariffs represents annual revenues of approximately Ps. 23 million. The remaining 20% and a specific tariff charge are allocated to the Gas Trust to repay its investment. The tariff charge represents a transportation tariff increase of 81.6%, which is finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. This tariff charge is effective until the total amount invested by the Gas Trust is recovered.

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

We were the project manager for the expansion project and were required to render the following services (which generated a revenue of Ps. 7.9 million): engineering, project works management, project control, supply and administration.

D.

Exchange Controls

The Argentine foreign exchange market was subject to exchange controls until December 1989. From 1989 to December 3, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into dollars.

Since early December 2001, the Argentine authorities implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions. These regulations have been changing constantly since they were first promulgated and we cannot predict how long the current regulations will be in effect or whether they will be made stricter.

The most important provisions currently in force are mentioned below:

•

Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month;

•

foreign currency exchange or arbitrage transactions with financial institutions located abroad must be previously authorized by the Central Bank, except where such financial institutions are located in countries which are members of the Basel Committee and have an international credit rating not lower than “A” granted by international rating agencies registered with the Central Bank, or where such transactions are entered into with branches located abroad of Argentine official banks;

•

access to the free and sole exchange market is allowed for payment of expired capital services originated in financial debts, except for financial entities subject to advance refinancings and rediscounts granted by the Central Bank and restructuring of its foreign debt (Decree No. 739/03 and Communication “A” 3940);

•

transfers of funds abroad for the payment of indebtedness of private entities (comprising both financial and non-financial institutions) and government owned entities; provided that they fulfill certain regulatory requirements-among others-such as (i) a sworn statement affirming the fulfillment of Communication “A” 3602 informative requirements; (ii) the possession of documents which evidence the genuineness of the operation being cancelled, i.e., the entry into the country of the finance proceed and/or its use to cancel the financial or commercial debt, etc.; (iii) the amounts to be transferred have been adjusted, as the case may be, in accordance to Decree 214/02 as amended; and (iv) the fact that the inflows have remained in the country for the legal minimum term (180 days until May 26, 2005 or 365 for funds entered into after that date) has been verified;

•

effective as of January 8, 2003, Argentine companies may freely transfer corporate profits and dividends corresponding to audited financial statements of local companies without prior Central Bank approval and transfers of funds abroad in order to pay reinsurance premiums subject only to the issuance of a statement from the Superintendencia de Seguros de la Nación or the Superintendent of Insurance Board (the regulatory authority on insurance matters) with respect to the reason and amount to be transferred;

•

there is an obligation to enter the 30% of funds received as payment for the export of goods and services into the exchange market and to convert them into local currency within a time limit established by the Ministry of Economy and Production.

The Government, through the Central Bank, exercises control over capital inflows and outflows, enacting the applicable rules in this regard. Decree No. 616/2005, issued on June 10, 2005, established that inflows and outflows of foreign currency into the local exchange market, as well as and transactions relating to indebtedness incurred by local residents that may result in a foreign currency-denominated payment to non-residents, need to be registered with the Central Bank. Furthermore, beginning May 26, 2005, the following situations have been subject to special requirements and conditions: (a) inflows of funds derived from foreign borrowing by the private financial and non financial sector, and (b) inflows of foreign currency by non-residents for the purpose of (i) holding a position in local currency, (ii) purchasing financial debt or assets and (iii) investing in government bonds in the secondary market. In these situations, the following requirements must be met: (i) inflows must remain in Argentina for 365 days to be computed as from the day they were negotiated in the local exchange market; (ii) the funds involved in the transactions covered by this decree must be deposited in a local bank account; (iii) a non-transferable deposit denominated in US dollars for an amount equal to 30% of the relevant transaction has to be made with the resulting proceeds. This deposit will only be reimbursed after the expiration of a 365 term, cannot bear interest (nor yield any other type of profit) and may not be used as collateral in any credit transaction. Such requirements do not apply to: (a) foreign direct investment, (b) primary placement of publicly traded debt or equity securities listed in one or more exchange markets, and (c) foreign trade and export finance debt related transactions.

Resolution No. 365/2005 provided certain exemptions to the requirement of making the non-transferable deposit requirement such as: (i) inflows derived from borrowings extended by multilateral and bilateral financial institutions and official credit agencies, and (ii) inflows derived from financial borrowings extended by foreign creditors, so long as they are devoted to investments in non-financial assets and the borrowed amounts are repaid at least 24 months after they were granted.

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

Tax on Personal Property (Individuals). The Argentine Tax authority introduced some amendments to the Personal Property Tax. In accordance with the Law No. 25,585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals domiciled in Argentina or abroad and entities domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last financial statements as of each respective fiscal year. The Law presumes that securities whose holders are entities domiciled or located abroad indirectly belong to individuals domiciled abroad.

We are responsible for depositing such tax and have the right to recover such amount from holders, even withholding and/or liquidating the securities which caused such tax payment. This Amendment was effective starting fiscal year 2002.

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

In general, and taking into account the earlier assumptions, for US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying shares represented by those ADSs, and exchanges of Class B Shares for ADRs, and ADRs for Class B shares, will not be subject to US federal income tax.

Taxation of Dividends. Subject to the passive foreign investment company (“PFIC”) rules discussed below, if a holder is a US holder such holder must include in his or her gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Class B shares or distributions of our capital stock or rights to subscribe for our capital stock) paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If the holder is a non-corporate US holder, dividends paid to him or her in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends with respect to the shares or ADSs generally will be qualified dividend income, provided that in the year that the holder receives the dividend, the shares or ADSs are readily tradable on an established securities market in the US. The holder must include the gross amount of dividends in income when he or she receives them, either actually or constructively, in the case of Class B Shares, or when the depositary receives such dividend, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.  Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or Class B Shares and thereafter as capital gain.

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

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of Class B Shares or ADSs will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a non-corporate US holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

H.

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

We place our cash and current investments in high quality financial institutions in Argentina, United States and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and private bonds. As of December 31, 2005, current investments amounted to Ps. 510.5 million.

Regarding our debt obligations, as a general matter, we are not exposed to interest rate risks, since all our debt bears fixed rates of interest. However, beginning December 15, 2006, 45% of our debt will bear an upside interest rate which, if required to be paid, can be 0.75%, 1.25% or 2.00% per annum depending on our annual consolidated EBITDA (as defined in our new debt obligations).

Foreign exchange exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2005, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 649.0 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues. Therefore, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because approximately half of our revenues are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity analysis disclosure to interest rates and exchange rates

In view of the nature of our current investments, an immediate 100 basis points parallel shift change in the interest rate curve would not have a significant impact on the total value of our current investments.

The potential loss in our net monetary liability position held as of December 31, 2005, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the currency peso/U.S. dollar exchange rates would have been approximately Ps. 196.8 million.

The following table provides information presented in our reporting currency, Argentine pesos, with respect to our interest rate risk and foreign exchange exposure, including long-term debt. For debt obligations, the table presents principal cash flows and weighted average interest rate by expected maturity dates. The weighed average rates are based on current rates as of December 31, 2005.

	Expected maturity dates(4)
	2006	2007	2008	2009	2010	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
U.S. dollars
Fixed rate	242.9	223.8	299.6	350.8	355.4	87.3	1,559.7	1,204.4
Average interest rate (3)	6.70%	7.43%	7.50%	7.67%	8.62%	10.86%	-	-

Variable rate	96.1	102.2	102.5	108.2	115.5	1,409.3	1,933.8	1,206.1
Average interest rate (3)	7.64%	8.13%	8.15%	8.66%	9.17%	10.00%	-	-

(1)  Converted at the exchange rate as of December 31, 2005: Ps. 3.032 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3) Average interest rate based on the prices settled in the contracts as of December 31, 2005.

(4) For a more detailed description, see Note 6 to our Financial Statements included elsewhere herein.

Commodity price risk

In the NGL production and commercialization segment we are exposed to market risk in relation to price volatility of the propane, butane and natural gasoline since they are subject to international prices (Mont Belvieu for the propane and the butane and New Ara for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume sales of 2005, a US$ 50 per ton change in the weighted-average sale prices of propane, butane and natural gasoline would have approximately a Ps. 21 million annual net income effect. For any given period, the NGL sales will be dependent on the international price of propane, butane and natural gasoline, taxes and other government take impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) as of December 31, 2005, have concluded that, as of December 31, 2005, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There have not been any changes in our internal control over financial reporting during 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.

Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our audit committee. Our board of directors has identified Mr. Oscar Marano as an audit committee financial expert. Mr. Marano is independent director.

Item 16B.

Code of Ethics

We have adopted a Code of Conduct, applicable to all employees including our principal executive and financial officers. Our code of conduct is available both on our web site at http://www.tgs.com.ar and as an Exhibit to this Annual Report. For more information see, “Item 6. Directors, Senior Management and Employees-Board Practices- Corporate Governance Practices; NYSE Requirements”.

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent auditors, Price, during the years ended December 31, 2005, and 2004 in each of the following categories are:

	Year ended December 31,
	2005	2004
	(in thousands of pesos)
Audit fees	565.4	380.5
Audit-related fees	64.6	206.6
Tax fees	2.8	14.8
All other fees	-	-
Total fees	632.8	601.9

Audit fees. Audit fees in the above table are mainly for the audit of our annual financial statements and the review of our quarterly reports, statutory audits of subsidiaries and Form 20-F.

Audit-related fees. Audit-related fees in the above table are mainly for services related to the review of the information memorandum for the restructuring proposal finalized in December 2004.

Tax fees. Tax fees in the above table are fees mainly for tax compliance and tax advice.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy of pre-approving services prior to commencement of the specified service. Under the policy, the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by our Chief Financial Officer, or a designate, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members.

All audit-related fees, other fees and tax fees are submitted to our audit committee for prior approval. The Audit Committee has delivered its policy to the Board of Directors that sets forth its procedures for evaluating, in each case, the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2005 were approved by the Audit Committee prior to their engagement to perform such work.

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

Item 19. Exhibits

See Exhibit Index

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant) By:
/s/ Pablo Ferrero
Name:	Pablo Ferrero
Title:	Chief Executive Officer

/s/ Eduardo Pawluszek
Name:	Eduardo Pawluszek
Title:	Chief Financial Officer

Dated: June 23, 2006

EXHIBIT INDEX

Exhibit

    No.

1.1

Corporate Charter and By-laws.*

1.2

By-laws Amendments. **

2.6

Loan Agreement, dated as of April 5, 1999 between TGS and the Inter-American     Development Bank***

2.7

Loan Agreement, dated as of November 2, 1999 between TGS and the Inter-American     Development Bank***

2.8

Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of April 5, 1999) **

2.9

Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of November 2, 1999). **

2.10

Indenture dated as of December 15, 2004, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Rio de Plata S.A., as registrar, paying agent and transfer agent, in respect of TGS’s Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013. **

2.11

Officers’ Certificate establishing the terms and series of the Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013.**

3.1

CIESA Shareholders’ Agreement.

4.1

Technical Assistance Agreement between TGS and Enron Pipeline Company Argentina S.A. dated December 28, 1992****

4.2

Ethane supply agreement between TGS and PBB Polisur S.A.

8.1

List of TGS’s Subsidiaries

11.1

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

13.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Audit Committee Charter. *****

1

* Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2001 (Commission File No. 1-13396).

** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2004 (Commission File No. 1-13396).

*** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 1999 (Commission File No. 1-13396).

**** Incorporated by reference to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 14, 1994 (Registration No. 33-85178).

***** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2002 (Commission File No. 1-13396).

EXHIBIT 3.1

CIESA Shareholders’ Agreement

Dated as of August 29, 2005

SHAREHOLDERS’ AGREEMENT

This shareholders’ agreement (the “Agreement”) is entered into by and among Enron Pipeline Company Argentina S.A., an Argentine corporation, Petrobras Energía S.A. (formerly known as Compañía Naviera Perez Companc S.A.C.F.I.M.F.A.), an Argentine corporation, Petrobras Hispano Argentina S.A., a corporation established under the laws of Spain, and ABN AMRO BANK N.V. Argentine branch, a branch of an overseas financial corporation, acting as Trustee under the terms of the Trust Agreement (as defined below) and not individually (the “Trustee”).

In connection with the Agreement (as defined below) and CIESA Common Stock (as defined below), the Shareholders (as defined below) desire to enter into this Agreement related to their respective rights and obligations, as well as the rights and obligations of any Purchaser of Common Shares (as defined below).

Pursuant to their mutual understandings, the Shareholders agree as follows:

ARTICLE I – Definitions.

Section 1.1 Definitions.

The following terms, as used herein, have the following meanings:

“Class A1 Shares”: means the number of one hundred and sixty two million, eight hundred and ninety eight thousand, seven hundred and sixty seven (162,898,767) Class A CIESA common shares, issued and outstanding (which account for twenty five percent point five (25.5%) of CIESA common stock and voting shares), which at the date hereof are held by: (i) PESA (which owns eighty one million, four hundred and forty nine thousand, eight hundred and eighty three (81,449,883) shares), (ii) Petrobras Hispano (which holds eighty one million, four hundred and forty nine thousand, eight hundred and eighty three (81,449,883) shares) and (iii) PESA and the Trustee (which hold, each one, fifty percent (50%) of one (1) indivisible share).

“Class A2 Shares”: means the number of one hundred and sixty two million, eight hundred and ninety eight thousand, seven hundred and sixty seven (162,898,767) Class A CIESA common shares, issued and outstanding (which account for twenty five percent point five (25.5%) of CIESA common stock and voting shares), which at the date hereof are held by:  (i) the Trustee (which owns one hundred and sixty two million, eight hundred and ninety eight thousand, seven hundred and sixty six (162,898,766) shares) and (ii) PESA and the Trustee (which hold, each one, fifty percent (50%) of one (1) indivisible share)

“Class B1 Shares”: means the number of one hundred and fifty six million, five hundred and ten thousand, five hundred and eighty one (156,510,581) Class B CIESA common shares, issued and outstanding (which account for twenty four percent point five (24.5%) of CIESA common stock and voting shares), which at the date hereof are held by PESA (which owns seventy eight million, two hundred and fifty five thousand, two hundred and ninety (78,255,290) shares) and Petrobras Hispano (which holds seventy eight million, two hundred and fifty five thousand, two hundred and ninety one (78,255,291) shares).

“Class B2 Shares”: means the number of ninety two million, six hundred and twenty eight, seven hundred and eleven (92,628,711) Class B CIESA common shares, issued and outstanding (which account for fourteen point five percent (14.5%) of CIESA common stock and voting shares) which at the date hereof are held by the Trustee.

“Class B3 Shares”: means the number of sixty three million, eight hundred and eighty one, eight hundred and seventy (63,881,870) Class B CIESA common shares, issued and outstanding (which account for ten percent (10%) of CIESA common stock and voting shares) which at the date hereof are held by EPCA.

“TGS Shares”: means TGS outstanding common shares, issued by TGS and currently held or to be acquired after the date hereof by CIESA.

“Shares to be Sold”: shall have the meaning set forth in Section 2.1 (a) hereunder.

“Common Shares”: means any number of Class A1, A2, B1, B2 or B3 Shares.

“Shareholder”: means each one of the holders of Common Shares at the date hereof and any Person who becomes the holder of any Common Share pursuant to this Agreement, but shall exclude any Person who does not own Common Shares, except as provided in Section 2.2 (e) hereunder.

“Bid Acceptance”: shall have the meaning set forth in Section 2.1 (b) hereunder.

“Tag Along Acceptance”: shall have the meaning set forth in Section 2.1 (c) hereunder.

“Agreement ”: has the meaning set forth in the first paragraph hereof.

“Technical Assistance Agreement”: means the technical assistance agreement dated as of November 13th, 1992, entered into by and between TGS and EPCA, and the amendments thereto, and which was assigned to PESA by means of the execution of an assignment contract dated July 15, 2004 entered into by and among PESA, EPCA and TGS.

“Trust Agreement”: means the Trust Agreement which governs the management of Class A2 and B2 Shares, executed on this date among the Trustee, EPCA, EACH, PESA and Petrobras Hispano, as set forth in Sections 1.3 and 4.6 of the Settlement Agreement.

“Affiliate”: means, with respect to any Person (for the purposes of this definition, the “Relevant Person”), any other Person directly or indirectly controlling, controlled by or under common control with such Relevant Person.  For the purposes of this definition, the term “control” shall have the meaning set forth in Section 33 of Law 19,550 of Business Entities.

“Argentina”: shall mean the Argentine Republic.

“CIESA” shall mean Compañía de Inversiones de Energía S.A., an Argentine corporation.

“Proposed Purchaser”: shall have the meaning set forth in Section 2.1 (a) hereunder.

“Settlement Agreement”: means the agreement written in the English language known as Master Settlement and Mutual Release Agreement, dated as of April 16, 2004, by and among PESA, Petrobras Hispano, EACH, EPCA and Ponderosa, which was approved by the Bankruptcy Court of the New York southern district of the United States of America, case N° 01-16034 (AJG) through final order dated April 29, 2004, signed and recorded under N° 18,091.

“Technical Issues”: shall mean all TGS safety, reliability, technical and environmental matters and any other matter over which the Technical Operator may have responsibility.

“CIESA Directors”: means the members of CIESA Board of Directors.

 “TGS Directors”: shall have the meaning set forth in Article 4.1 hereunder.

 “EACH”: shall mean Enron Argentina CIESA Holding S.A., an Argentine Corporation.

“Energy Company”: shall mean any Person (except an individual) that: (a) whatever its corporate purpose, directly or indirectly, performs one or more activities related to gas, oil and/or electricity production (or, generation, as the case may be), transmission, and/or distribution and (b) owns, directly or indirectly, a shareholders positive net equity equal to or in excess of US$ two billion (2,000,000,000) or has assets for an amount equal to or in excess of US$ four billion (4,000,000,000).

“EPCA”: shall mean Enron Pipeline Company Argentina S.A., an Argentine corporation, including any transferee of EPCA rights allowed under this Agreement.

“Bylaws”: shall mean CIESA Bylaws, and the amendments thereto.

“Trust Fund”: means the Trust Fund constituted pursuant to the Trust Agreement.

“Trustee”: shall have the meaning set forth in the first paragraph hereof.

“First Swap Transactions”: shall have the meaning set forth in Exhibit A of the Settlement Agreement.

“CEO”:  shall have the meaning set forth in Section 4.3 hereunder.

“Confidential Information” shall have the meaning set forth in Section 2.4 hereunder.

“Gas Act”: means Law 24,076 of the Argentine Republic, and the amendments thereto.

“LSC”: means Law 19,550 of Business Entities of the Argentine Republic, and the amendments thereto.

“Amendments”: shall mean the amendments to the Bylaws as set forth in Exhibit I.

“Further Amendments”: shall mean the amendments to the Bylaws as set forth in Exhibit II.

“Bidder”: shall have the meaning set forth in Section 2.1 (a) hereunder.

“Bid”: shall have the meaning set forth in Section 2.1 (a) hereunder.

“Technical Operator”: shall mean PESA, acting as technical operator under the Technical Assistance Agreement or any Shareholder who replaces PESA in such function.

“Person”: shall mean any individual or legal entity, association, non-profit organization, professional association, professional council, business company (corporation, limited liability, or any other partnership), joint venture, consortium, mutual fund, bank, trust fund (simple or financial), union, succession, government body, or any other kind of organization or entity.

“PESA”: shall mean Petrobras Energía S.A., an Argentine corporation, including any assignee of PESA rights allowed under this Agreement.

 “Petrobras Hispano”: means Petrobras Hispano Argentina S.A. a corporation established under the laws of the Spanish Republic, including any transferee of Petrobras Hispano rights allowed under this Agreement.

“Bid Term”: shall have the meaning set forth in Section 2.1 (a) hereunder.

 “Initial term”: shall have the meaning set forth in Article 1.1 of the Trust Agreement.

 “Ponderosa”: means Ponderosa Assets L.P., a limited partnership established in the state of Delaware, United States of America.

“Chairman”: shall have the meaning set forth in Section 4.2 (a) hereunder.

“Shareholding”: means, with respect to a Shareholder, the percentage that the Common Shares owned by such Shareholder account for with respect to the Common Shares in aggregate.

“Annual Budget”: means TGS Annual Budget, and the amendments thereto, prepared by TGS management and approved by TGS Board, as set forth in Section 4.7 (a) (ii). The Annual Budget shall include, among others, TGS’ business, financial, investment, operations and regulatory plans.

“Producer”: means any Person that qualifies as producer as set forth in article 34 of the Gas Act.

“Purchase Proposal”: shall have the meaning set forth in Section 2.1 (a) hereunder.

“Restructuring of CIESA´s Indebtedness”: means any of the motions agreed by and among CIESA and its creditors that remedies the default of obligations, and definitely refinances and/or restructures CIESA´s indebtedness at the date hereof.

“Second Swap Closing Date”: shall have the meaning set forth in Exhibit A of the Settlement Agreement.

“Subsidiary”: means, with respect to a Shareholder, any Person who is, directly or indirectly, controlled by such Shareholder. For the purposes of this definition, the term “control” shall have the meaning set forth in article 33 of the Law 19,550 of Business Entities.

“TGS”: means Transportadora de Gas del Sur S.A., a corporation established under the laws of the Argentine Republic.

“US$”: means the legal tender money in the United States of America.

“Vice-Chairman”: shall have the meaning set forth in Section 4.2 (c) hereunder.

Section 1.2 Interpretation Rules.

Unless indicated otherwise, all references to “article”, “sections”, “paragraphs”, and “exhibits” refer to articles, sections, paragraphs, and exhibits hereof. Any reference to a paragraph is to be understood as a paragraph in the section in which the reference is made. References of any kind include all others if applicable to the context. Terms defined in singular have the same meaning when used in plural and vice versa. Section and article titles of this Agreement are included only for purposes of reference and will not affect their interpretation.

ARTICLE II – Certain Commitments of the Shareholders.

Section 2.1 Preferential Purchase Right and Right to Include Shares owned by EPCA in a Sale of Other Shareholders, both granted in favor of EPCA.

(a)

If any Shareholder desires to sell or transfer in any other way (including through a merger of such Shareholder) any Common Share (except in the event of the transfer of Common Shares to an Affiliate of such Shareholder, provided that the Affiliate signs a copy of, and becomes legally bound by, this Agreement) such transaction shall only be viable as long as: (i) the transaction is conducted in cash; (ii) such Shareholder has received a proposal written in good faith (a “Purchase Proposal”) for the purchase of Common Shares; and (iii) the transaction is conducted pursuant to the provisions of Section 2.1. Upon receipt of the Purchase Proposal, the Shareholder  (the “Bidder”) shall offer to EPCA, through a written notice (the “Bid”) the sale of the aggregate (but no less than the aggregate) of the Common Shares involved in the Purchase Proposal (the “Shares to be Sold”) at the price, and under the terms and conditions set forth in the Purchase Proposal.

The Bid: (x) shall be irrevocable for a term of twenty two (22) business days recorded as from the receipt of the Bid by EPCA (the “Bid Term”); (y) shall set forth the number of Shares to be Sold and the price set forth in the Purchase Proposal; and (z) shall include a description and a copy of the Purchase Proposal. Besides, the Bidder shall furnish EPCA with any further information related to the Purchase Proposal and the Person who has made the Purchase Proposal (the “Proposed Purchaser”) that EPCA reasonably requires in order to assess the Purchase Proposal, verify its good faith, and assess the impact of the inclusion of the Proposed Purchaser as a CIESA shareholder.

(b)

EPCA shall have the right, but not the obligation, to accept the Bid, which shall be executed through a written notice (the “Bid Acceptance”) delivered by EPCA to the Bidder within the Bid Term.

(c)  If EPCA elects not to exercise its preferential purchase right, pursuant to Section 2.1, EPCA shall be entitled, but shall not be obliged, to include Common Shares owned by EPCA in the Actions to be Sold. This right shall be implemented through a written notice (the “Tag Along Acceptance”) sent by EPCA to the Bidder within a term of twenty five (25) business days upon receipt of the Bid. The number of additional shares shall be in no excess of the multiplication of: (i) the number of Shares to be Sold; by (ii) a fraction that will result from dividing the number of Common Shares held by EPCA at the moment of the acceptance, by the number of Common Shares held in aggregate by both the Bidder and EPCA. In the event that the multiplication results in other than a whole number, then if the first decimal is equal to or higher than five, it must be rounded upwards to the next whole number, while if the decimal is lower than five, it must be rounded downwards to the next whole number.

(d)

Upon acceptance of the Bid, EPCA shall be bound by the terms of the Purchase Proposal, including, without limitation, the purchase price.

(e)

The closing of the transactions described in paragraphs (a) and (c) of this Section 2.1 shall be consummated within a term of forty four (44) business days upon receipt by the Bidder of: (i) the Bid Acceptance, or (ii) the Tag Along Acceptance, as the case may be. The closing of the transaction shall take place at CIESA’s principal office (unless otherwise agreed by and among EPCA, the Bidder and the Proposed Purchaser). Upon the closing of the transaction, (y) the purchase price shall be delivered to the Bidder in immediately available funds; and simultaneously (z) the transfer documents required to consummate the transfer of the Common Shares shall be signed (including, without limitation, a notice pursuant to article 215 of the Law of Business Entities) in a manner reasonably acceptable to the transferee (EPCA or the Proposed Purchaser, as the case may be). The Common Shares shall be transferred free and clear of all liens and encumbrances, except for those liens and encumbrances explicitly set forth in the Purchase Proposal.

(f)

If EPCA chooses not to exercise any of the rights granted by this Section 2.1, the Bidder shall be free to sell all (but no less than all) the Shares to be Sold to the Proposed Purchaser under the terms and conditions set forth in the Purchase Proposal, within sixty six (66) business days upon receipt of the Bid by EPCA. After the expiration of this period, any Purchase Proposal must comply again with all the procedures set forth in this Section 2.1.

Section 2.2. Restrictions on Transfers.

a)

In no event shall any Shareholder transfer, in one or more acts:

(i)

Any number of Common Shares in violation of applicable regulations. Without limitation whatsoever to the provisions set forth above, the Shareholders shall not transfer any Common Shares to any Person if the transfer would result (x) in a violation of the Gas Act; and/or (y) a breach to the Bidding Rules for the Privatization of Gas del Estado and/or the License Agreement by and between the Argentine Government and TGS, approved on December 18, 1992 by Executive Branch Decree N° 2,458, contained in Exhibit I thereof, and the amendments thereto; and

(ii)

Common Shares that involve over ten percent (10%) of CIESA Common Stock, unless the Purchaser is an Energy Company.

Subparagraph (i) shall apply to transfers to Affiliates while subparagraph (ii) shall not be applicable to transfers to Affiliates.

b)

Notwithstanding any provision to the contrary herein, Sections 2.1 and 2.2 (a) (ii) hereof shall not be applicable to Common Shares transfers implemented:

(i)

in accordance with Sections 1.3 (b) or 1.5 (a) of the Settlement Agreement.

 (ii)

by the Trustee, pursuant to the terms and conditions set forth in the Trust Agreement.

(iii)

in favor of an EPCA Affiliate; or

(iv)

in favor of any Person who is a party to the dispute settlement described in paragraph (1) of the Settlement Agreement whereas clauses; and or/ resulting from, or in connection with, Enron Corp. Bankruptcy Process, individualized in the definition of “Settlement Agreement” in Section 1.1.

c)

Any Common Share transfer made by the Trustee will be executed in accordance with the terms and conditions set forth in the Trust Agreement.

d)

Every Common Share transfer by a Shareholder to any Person (including an Affiliate) shall by bound by the provisions of this Agreement. To such purposes, any Shareholder who desires to transfer any Common Share shall request the Purchaser (even if it is an Affiliate of the transferor Shareholder) to sign, as a prerequisite to the transfer, a copy of this Agreement, so that the Purchaser takes upon himself all the obligations arising from this Agreement that the transferor Shareholder was bound to.

e)

Any Shareholder who transfers totally or partially its Common Shares to one or more Affiliates shall remain bound to the obligations set forth in this Agreement as long as such Shareholder and/or its Affiliates are still Shareholders, and in that event, the involved Shareholder and its Affiliates shall be jointly liable for the compliance of the obligations set forth herein.

Section 2.3 Penalties for violation to restrictions on transfers.

In the event of any sale, encumbrance, disposition or transfer of any Common Share in violation of this Article II, the Shareholder who has committed such violation, for the mere occurrence of such breach, shall pay each and every of the other Shareholders, as penalty clause, a fine equal to the highest of the following amounts: (i) the price, produce or proceeds resulting from that sale, encumbrance, disposition or transfer; and (ii) US$ ten million (10,000,000) without detriment to the right of other Shareholders to be indemnified, in excess of the fine determined above, for the damages that they may suffer.

The Shareholders agree and state that the fine foreseen in Section 2.3 shall in no event be deemed excessive or abusive.

Section 2.4 Confidentiality.

As from the date hereof, each Shareholder shall keep in confidence, and shall not use, except in its capacity as Shareholder, any information (including -without limitation- technical, financial and business information) related to TGS or CIESA which is not generally available to the public (the “Confidential Information”). Notwithstanding the provisions set forth above, any Shareholder may disclose the Confidential Information: (a) to its Affiliates (provided they present no competition for TGS in any business) and directors, managers, officials, employees, proxies, consultants, underwriters, potential purchasers of TGS or CIESA shares and, in the case of the Trustee, to the Expert (as defined in the Trust Agreement) being it understood that such Shareholder: (i) shall inform such Persons of the confidential nature of the Confidential Information and (ii) shall cause said Persons to enter into an agreement with CIESA and TGS by which they are bound to treat the Confidential Information in a privileged manner, and (b) if required to do so by applicable laws, rules, regulation or orders enacted or passed by government authorities entitled to issue such laws, rules, regulations or orders, or in the context of any legal or out of court, administrative or arbitration proceedings in Argentina or abroad.

Section 2.5 Delivery of Information, CIESA and TGS Board of Directors’ Meetings.

(a)

Any information furnished by CIESA or TGS to any of the Shareholders shall be simultaneously delivered to the other Shareholders.

(b)

The Shareholders commit to take all required actions and measures to ensure that TGS and CIESA provide all and any information required by EPCA and its Affiliates (with the same meaning as that given to the word Affiliate in the Settlement Agreement) and their directors, managers, officials, employees, proxies, consultants, underwriters, potential purchasers of TGS and CIESA shares, as well as by courts, judicial, out of court, administrative or arbitration bodies, whether national or international, provided that such information is reasonably accessible and that its transmission is not forbidden by applicable law. The costs of the provision of such information shall be at the expense of the Person who has requested it.

(c)

Unless otherwise provided under TGS Bylaws, every TGS Board of Directors Meeting shall be called solely in writing with reasonable advance notice by the CEO or any TGS Director, addressed to the other TGS Directors, and may be held in any way stipulated or allowed by applicable law. Unless CIESA Bylaws require otherwise, every CIESA Board of Directors Meeting shall be called solely in writing with reasonable advance notice by CIESA’s CEO or any CIESA Director, addressed to the other CIESA Directors, and may be held in any way stipulated or allowed by applicable law. Each CIESA and TGS Director shall be notified of every formal or informal meeting of CIESA or TGS Directors, as the case may be, and shall be entitled to attend said meeting, at his or her expense, accompanied by one (1) consultant appointed by said director. TGS and CIESA Directors may take part in the meetings by remote participation.

Section 2.6 – CIESA Shareholders’ Meetings.

(a)

The Shareholders are obliged to attend all CIESA Shareholders’ Meetings (general or special) that are called; hence, said meetings must have a quorum of 100 % of the Common Stock.

(b)

Shareholders shall cause CIESA to: (i) give notice to ENARGAS of the call to every Shareholders’ Meeting, as well as of the agenda, within the term established by applicable law for the issuance of summons to shareholders’ meetings, when summons are issued in compliance with applicable legislation; (ii) authorize the presence of a supervisor appointed by ENARGAS in such shareholders’ meetings; and (iii) send to ENARGAS a copy of the resolutions reached at the meeting within the term established by applicable laws.

ARTICLE III – CIESA Structure and Governance.

Section 3.1. Directors, CEO and Statutory Auditors.

(a)

CIESA Directors and statutory auditors shall be nominated as follows:

(i)

Class A1 Shareholders shall nominate two (2) CIESA Directors, two (2) alternate CIESA Directors, one (1) CIESA statutory auditor and one (1) alternate CIESA statutory auditor.

(ii)

Class A2 Shareholders shall nominate two (2) CIESA Directors and two (2) alternate CIESA Directors.

(iii)

Class B1 Shareholders shall nominate one (1) CIESA Director, one (1) alternate CIESA Director, one (1) CIESA statutory auditor and one (1) alternate CIESA statutory auditor.

(iv)

Class B3 Shareholders shall nominate one (1) CIESA Director, one (1) alternate CIESA Director, one (1) CIESA statutory auditor and one (1) alternate CIESA statutory auditor.

(v)

Nominations set forth in Section 3.1 (a) shall be conducted by means of a notice by each Shareholder of one class to the other Shareholders of the same class at least three (3) business days prior to the election day.

(vi)

In each general or special meeting called for the purpose of electing CIESA Directors and CIESA statutory auditors, every Shareholder agrees to vote in favor of: (y) the appointment of the Persons nominated by the other Shareholders as established in Section 3.1 (a) (vi); and (z) the removal of such Person and the election of his or her replacement at the request of the Shareholder who has nominated the Person whose removal is requested. Any CIESA Director or

CIESA statutory auditor that should be replaced, temporarily or permanently, shall be replaced by the alternate CIESA Director or CIESA statutory auditor, as the case may be, nominated by the Shareholder who has nominated the Person to be replaced.

(vii)Shareholders shall make the Persons nominated by them for the position of CIESA statutory auditor vote in favor of the designation of the Person nominated by Class A1 Shareholders as President of CIESA’s Statutory Audit Committee, whenever CIESA statutory auditors vote to designate one (1) Person to hold such position (and Shareholders shall make sure that the election is conducted when it is so decided by Class A1 Shareholders).

(viii)Shareholders shall make the Persons nominated by them for the position of Directors vote in favor of the designation as Chairman and Vice-Chairman of CIESA Board of Directors, respectively, of the Persons nominated by the class of Common Shares entitled to do so hereunder, whenever CIESA Directors vote to designate the Persons to hold such positions (and Shareholders shall make sure that the election is conducted when it is so decided by the class entitled to nominate such candidate).

(b)

Class A1 Shareholders shall nominate the Chairman of CIESA Board of Directors and CIESA’s CEO, and Class B3 Shareholders shall nominate the Vice-Chairman of CIESA Board of Directors. CIESA Directors shall not take measures and shall abstain from taking measures that in any way might allow any official to be remunerated or compensated by CIESA unless such remuneration or compensation has been previously and unanimously approved by the Shareholders. CIESA Directors’ remuneration or compensation must be previously and unanimously approved by the Shareholders.

(c)

CIESA Chairman and Vice-Chairman shall take no action on behalf of CIESA, whether in their capacity as attorneys in fact or proxies, unless such action has been previously approved by CIESA Directors.

(d)

In all matters pertaining to CIESA, CIESA Board of Directors and CIESA’s CEO shall make prevail, and shall take all the required actions and measures to make prevail, with no exception, CIESA’s corporate interest and the best interest of all its Shareholders over any other consideration.

(e)

CIESA’s CEO shall be entitled and authorized to conduct CIESA’s day-to-day business operations (that is to say, to make the decisions and take the actions that: (1) by law or pursuant to this Agreement, do not require Shareholders’ or Board of Directors’ approval; and (2) do not infringe CIESA’s policies), and to implement all decisions and actions approved by CIESA Shareholders or Directors. To such purposes, CIESA shall grant a power of attorney in favor of CIESA’s CEO, being it understood that the approval of the granting and the content of such power of attorney shall require the unanimous vote of all CIESA Directors. Provided it is allowed by applicable law, CIESA’s CEO shall hold consultation meetings regularly (approximately one (1) meeting a month) with CIESA Directors.

Section 3.2. CIESA Board of Directors: Majority System.

Unless otherwise expressly set forth in this Agreement or in the Bylaws, CIESA Directors shall adopt its resolutions by means of a full majority of the membership of CIESA’s Board of Directors. In the event of a tie, the motion subject to vote shall be deemed rejected. The Chairman of CIESA’s Board shall not be entitled to vote in order to break the tie. CIESA Board Meetings shall be called solely in writing with reasonable advance notice by any CIESA Director or by CIESA’s CEO, addressed to CIESA´s Directors, and may be held in any way established or allowed by applicable law.

Section 3.3. CIESA Shareholders’ Meetings: Special Majorities.

(a)

The decisions listed below shall be approved by means of the affirmative vote of the Shareholders, representing at least sixty percent (60%) of common voting shares issued by CIESA and outstanding at the time of adopting the decision:

(i)

the sale or transfer of any TGS share by CIESA;

(ii)

amendments to CIESA dividends policy set forth in Section 3.4;

(iii)

the declaration and distribution of CIESA dividends for an amount different from that arising from the policy outlined in Section 3.4;

(iv)

CIESA’s merger or break-up or the sale or disposition of all or substantially all CIESA assets;

(v)

any amendment to the Bylaws other than the Amendments;

(vi)

CIESA liquidation or dissolution;

(vii)any debt issuance or incurrence by CIESA, other than that existing at the date hereof, for an amount equal to or in excess of, individually or in the aggregate, US$ five million (5,000,000) (or its equivalent in Argentine pesos, subject to the exchange rates effective at such moment);

(viii) any placement of mortgage liens or other encumbrances on any of CIESA’s asset;

(ix)

any common stock contribution (which shall always be irrevocable, whether by means of subscription and pay-in of new shares or against future shares subscriptions) or CIESA common stock refunding;

(x)

any acquisition or disposition of CIESA’s assets, in an amount equal to or in excess of US$ twenty thousand (20,000) (or its equivalent in Argentine pesos, subject to the exchange rates effective at such moment);

(xi)

any fund contribution to CIESA by any Shareholder;

(xii)the incurrence of new expenses or a new commitment to incur expenses, including, without limitation, any increase in salaries or in the compensations of managers or executive officers;

(xiii)the entering into any agreement for an amount equal to or in excess of US$ twenty thousand (20,000) (or its equivalent in Argentine pesos, subject to the exchange rates effective at such moment);

(xiv)The granting of any kind of personal collateral (including, without limitation, bails and endorsements) or indemnities, notwithstanding the amount involved.

(xv)Any change in the insurance policies of directors, managers and officials.

(xvi)The constitution and issuance of any kind of new shares by CIESA;

(xvii)

TGS merger or break-up or the sale or disposition of all or substantially all TGS assets;

(xviii) Changes in TGS dividends policy as set forth in Section 4.10;

(xix) The declaration and distribution of TGS dividends for an amount other than the one set forth in the policy outlined in Section 4.10;

(xx)Any amendment to TGS Bylaws;

(b)

The special majority contemplated in Section 3.3 (a) shall include the affirmative vote of all Class B 3 shares. This right shall be null and void automatically and by operation of law upon the occurrence of either of the following events: (i) the transfer of any number of Class B3 shares; and (ii) the entering into, enforcement and consummation of the Restructuring of CIESA’s Indebtedness.

c)

Shareholders shall cause CIESA to attend TGS shareholders’ meetings and cast an affirmative vote in favor of those decisions provided for in subparagraphs (xvii) to (xx) of Section 3.3 (a) which have previously been approved by CIESA Shareholders’ Meeting in accordance with Section 3.3 (a).

Section 3.4. Dividends Policy.

Subject to Argentine applicable law and the restrictions that may arise from CIESA Restructuring, Shareholders shall vote their Common Shares unanimously so that CIESA approves and pays dividends, at the earliest, on all realized and liquid earnings after deducting (a) prior fiscal year losses; (b) principal payments (excluding principal payments related to any financing or refinancing) that are callable in the same fiscal year in which such dividends are paid; (c) legal reserves; (d) reasonable financial reserves as set forth by the Board; and (e) Directors’ remuneration.

Section 3.5. Indemnity of CIESA Directors, Statutory Auditors and Managers.

As provided in Article 3.8, and to the extent allowed by applicable law, CIESA’s Board of Directors shall vote unanimously for CIESA to:

a)

enter into an agreement to restrict the liability of  CIESA’s Directors, statutory auditors and managers (including, without limitation thereto, the CEO) for all the consequences of their actions or omissions, unless there is evidence of fraud or gross negligence.

(b)

enter into agreements that oblige CIESA to defend, hold harmless or indemnify all CIESA Directors, statutory auditors and managers (including, without limitation, CIESA’s CEO), from and against all liability, loss, cost, fine, payment and expense (including, without limitation, reasonable attorney and litigation fees) which such Persons may incur in connection with any action, trial or procedure, whether in process or closed, whether civil, criminal, administrative, of arbitration or research, or any appeal filed in connection with such procedures, or any petition for reports or research that may lead to such procedures, derived from the fact that such Persons are or have been CIESA’s Director, statutory auditor or manager (including, without limitation the CEO), regardless of who has filed the claim or the amount claimed, or whether it is due to or alleged to be due to the negligence (either exclusive or concurrent, active or passive) of said Director, statutory auditor or manager (including, without limitation, the CEO) (but not including actions or omissions that involve fraud or gross negligence of said Person towards CIESA) and

(c)

purchase and maintain insurance to cover each one of the Persons set forth in sub-paragraph (b), in connection with all the obligations and responsibilities described in Section 3.5 herein.

Section 3.6. Exclusive Rights and Obligations.

(a)

Before the Second Swap Closing Date, Class A1 and B1 Shareholders and CIESA’s Directors appointed by them shall not make any decision that might make Class B3 Shares account for less than ten percent (10%) of common or preferred stock, with or without a right to vote, issued by CIESA and outstanding, unless EPCA grants its previous consent in writing, which cannot be unreasonably withheld.

(b)

EPCA agrees to support CIESA Restructuring, provided that: (i) the business terms and conditions therein are reasonable in light of CIESA’s current financial condition; and (ii) neither CIESA nor any of the Shareholders has taken any action in connection with CIESA Restructuring that might result in Class B3 Shares accounting for less than ten percent (10%) of the common stock (common or preferred shares, with or without a right to vote) and of CIESA voting stock.

(c)

In the event that the Shareholders approve a common stock contribution in CIESA, Class A1 Shareholders, as long as Class B3 exist, shall subscribe and pay in, on account of EPCA, the number of shares required to ensure that Class B3 Shares, after such contribution, still account for ten percent (10%) of such common stock (common or preferred shares, with or without a right to vote) and CIESA voting stock. In such event, the value of the new Class B3 shares subscribed and paid in on account of Class B3 Shareholders, shall be part of the amount owed pursuant to the First Swap Transactions.

(d)

Notwithstanding the provisions of Section 3.6 herein, Class B3 shareholders agree to support CIESA Restructuring when, as a result of it, EPCA and/or its Affiliates may acquire TGS Class B shares pursuant to Clause 1.5 (b) of the Settlement Agreement.

Section 3.7. Vote in interest of the Shareholder Involved.

Except in the case of the Trustee, with respect to voting provisions set forth in the Trust Agreement:

(a)

Each Shareholder shall take all required measures to ensure that CIESA Directors and TGS Directors vote in compliance with the provisions set forth in this Agreement, and with respect to matters not provided for in this Agreement, in compliance with said Shareholder’s instructions;

(b)

No Shareholder shall enter into (nor allow CIESA Directors or TGS Directors appointed by it to enter into) any agreement allowing a second Shareholder to decide on the manner of voting of CIESA Directors or TGS Directors nominated by the first Shareholder or requiring CIESA or TGS shareholders nominated by one or more Shareholders to vote in a syndicated manner together with CIESA Directors or TGS Directors nominated by another Shareholder.

Section 3.8. Removal of CIESA Directors and TGS Directors for breach of the Voting Provisions set forth in this Agreement.

(a)

Shareholders shall ensure that CIESA Directors make CIESA vote their TGS shares in favor of the removal of any TGS Director that does not vote (i) pursuant to the provisions set forth in this Agreement; and/or (ii) to authorize TGS to adopt any decision it should take pursuant to this Agreement.

(b)

Shareholders shall unanimously vote in favor of the removal of any CIESA Director that does not vote (i) pursuant to the provisions set forth in this Agreement; and/or (ii) to authorize CIESA to adopt any decision it should take pursuant to this Agreement.

Section 3.9. Penalties for Breach of Voting Obligations.

(a)

In the event of any breach of voting obligations, any Shareholder may denounce such non–compliance by means of the sending of a written notice to the non-complying Shareholder. The non-complying Shareholder shall have a sixty (60)-day term upon receipt of such notice to replace the CIESA Director and/or TGS Director who has caused the breach, if deemed appropriate, and to take all actions and measures required to redress the non-compliance at the reasonable satisfaction of the reporting Shareholder. If upon expiration of the sixty (60)-day term, the breach of the voting obligation has not been redressed, the Shareholder involved shall pay to each of the other Shareholders, as penalty clause, a US$ ten million (10,000,000) fine for the breach of the voting obligations without detriment to the right of the other Shareholders to be indemnified for greater damages that, in excess of the fine imposed, the breach has caused. All Shareholders agree and stipulate that such fine shall by no means be considered excessive or abusive.

(b)

For purposes of this Section 3.9, breach of voting obligation shall be understood as the failure, indistinctly:

(i)

By any Shareholder to comply with any of the obligations pursuant to Section 3.8 hereunder; or

(ii)

By any CIESA Director or TGS Director nominated by such Shareholder to vote: (y) pursuant to the provisions set forth hereunder and (z) in order to authorize TGS and/or CIESA, as the case may be, to adopt any decision that should be taken pursuant to the provisions hereunder.

Section 3.10. Restrictions on CIESA Board of Directors.

Notwithstanding any provision to the contrary hereunder, and as long as legal restrictions are applicable, no Shareholder who is also a Producer shall have at any time control of CIESA Board of Directors. All Shareholders commit to take all the required measures (including, without limitation, the resignation of one (1) or more Directors) in order to ensure that at no time over half the aggregate number of CIESA Directors in office have been appointed by a single Shareholder.

ARTICLE IV – TGS Structure and Governance.

Section 4.1. TGS Directors.

(a)

The number of TGS Directors shall be nine (9). CIESA directors shall make CIESA vote their TGS shares in order to obtain the designation of a list of candidates for the positions of TGS regular and alternate directors (each one of them, a “TGS Director”) and for the positions of regular and alternate statutory auditors, who shall be designated in accordance with Section 4.1 herein.

(b)

CIESA Directors designated by Class A1 Shareholders shall nominate, jointly, two (2) regular TGS Directors, two (2) alternate TGS Directors, one (1) regular TGS statutory auditor and one (1) alternate TGS statutory auditor, pursuant to the instructions provided by Class A1 Shareholders.

(c)

CIESA Directors designated by Class A2 Shareholders shall nominate, jointly, two (2) regular TGS Directors and two (2) alternate TGS Directors pursuant to the instructions provided by Class A2 Shareholders.

(d)

The CIESA Director designated by Class B1 Shareholders shall nominate one (1) regular TGS Director, one (1) alternate TGS Director, one (1) regular TGS statutory auditor and one (1) alternate TGS statutory auditor, pursuant to the instructions provided by Class B1 Shareholders.

(e)

The CIESA Director designated by Class B3 Shareholders shall nominate one (1) regular TGS Director, one (1) alternate TGS Director, one (1) regular TGS statutory auditor and one (1) alternate TGS statutory auditor, pursuant to the instructions provided by Class B1 Shareholders.

(f)

TGS Directors and TGS statutory auditors shall be designated in the following order:

(i)

firstly, those nominated by CIESA Directors designated by Class A1 Shareholders;

(ii)

secondly, that nominated by the CIESA Director designated by Class B3 Shareholders;

(iii)

thirdly, that nominated by the CIESA Director designated by Class B1 Shareholders;

(iv)

fourthly, those nominated by CIESA Directors designated by Class B2 Shareholders (pursuant to the conversion of Class B3 Shares into Class B2 Shares in accordance with the provisions of Section 6(b)); and

(v)

fifthly, those nominated by the CIESA Director designated by Class A2 Shareholders;

(g) The list of independent directors shall be unanimously approved by all Shareholders.

(h)

To the purposes set forth in Section 4.1 (e), the Shareholders commit to take all actions and measures required to obtain the designation of said candidates. The obligation of the Shareholders set forth in Section 4.1 (e) is not subject to the condition that EPCA and each one of its Affiliates (with the same meaning as that given to the word Affiliate in the Settlement Agreement) previously try to achieve, by means of the vote of their TGS shares, the designation of the Persons nominated by EPCA for the positions indicated in Section 4.1 (e).

(i)

EPCA and each of its Affiliates (with the same meaning as that given to the word Affiliate in the Settlement Agreement) maintain, fully and without restriction, the right to obtain, by means of the vote of their TGS shares, the designation of all the candidates they have nominated as TGS directors or statutory auditors, even above the number of positions set forth in Section 4.1 herein. It is agreed that the performance of such directors and statutory auditors shall be bound to the provisions hereunder. However, if EPCA or any of its affiliates (with the same meaning as that given to the word Affiliate in the Settlement Agreement), by means of the vote of their TGS shares, obtain the designation of the Persons nominated by EPCA to fill all and each of the positions set forth in Section 4.1 (e), then EPCA shall not have the right set forth in Section 4.1 (e).

(j)

In all matters pertaining to TGS, TGS Directors shall make prevail, and shall take all the required actions and measures to make prevail, with no exception, TGS’ corporate interest and the best interest of all its Shareholders over any other consideration.

 Section 4.2. Chairman and Vice-Chairman of TGS Board of Directors.

TGS Directors shall:

(a)

vote unanimously in favor of the designation of the candidate nominated by Class A1 Shareholders for the position of Chairman of TGS Board of Directors (the “Chairman”), whenever TGS Board of Directors nominates a Person to hold such position (and shall conduct such voting when Class A1 Shareholders so establish) and shall unanimously vote for the removal of the Chairman and the election of his or her replacement when so provided by Class A1 Shareholders;

(b)

vote unanimously in favor of the designation of the alternate TGS Chairman nominated by Class A1 Shareholders to replace the Chairman as TGS regular director, as Chairman in replacement of the former Chairman (and shall conduct such voting when Class A1 Shareholders so establish); and

(c)

vote unanimously in favor of the designation of the candidate nominated by Class B3 Shareholders for the position of Vice-Chairman of TGS Board of Directors (the “Vice-Chairman”), whenever TGS Board of Directors nominate a Person to hold such position (and shall conduct such voting when Class B3 Shareholders so determine) and shall unanimously vote for the removal of said Vice-Chairman and the election of his or her replacement when so provided by Class B3 Shareholders.

The primary responsibility of the Chairman shall be to represent TGS to all government authorities of any venue or hierarchy, whether of the executive, legislative or judicial branch. Except as provided in the previous sentence, the Chairman and the Vice-Chairman shall not take any action on behalf of TGS whether in their capacities as attorneys in fact or proxies, unless said action has been previously approved by TGS Board of Directors.

Section 4.3. TGS’ CEO.

(a)

TGS Directors shall:

(i)

vote unanimously in favor of the designation of the candidate nominated by Class A1 Shareholders for the position of TGS´ CEO (the “CEO”), whenever TGS Board of Directors is called to nominate a Person to hold such position (and shall conduct such voting when Class A1 Shareholders so determine), without detriment to the determination of the CEO’s remuneration in accordance with the provisions set forth in Sections 4.7 (a)(vi) and 4.7 (a)(vii); and

(ii)

unanimously vote for the removal of the CEO and the election of his or her replacement when so provided by Class A1 Shareholders, without detriment to the determination of the CEO’s severance payment, in excess of the amount imposed by applicable law, in accordance with the provisions set forth in Section 4.7 (a)(vii).

(b)

the CEO shall have power and authority to conduct the day-to-day business of TGS and its subsidiaries (that is to say, to take all decisions and actions which do not require the approvals set forth in Section 4.7) and to implement all decisions and actions approved in accordance with Section 4.7. To such purposes, TGS Board of Directors shall vote unanimously for the granting of a power of attorney in favor of the CEO, where the provisions set forth hereunder shall be included. Provided it is allowed by applicable law, TGS’ CEO shall hold consultation meetings regularly (approximately, one (1) meeting a month) with TGS’ Directors.

(c)

In all matters pertaining to TGS, TGS’ CEO shall make prevail, and shall take all the required actions and measures to make prevail, with no exception, TGS’ corporate interest over any other consideration.

Section 4.4. TGS Statutory Auditors.

 (a)

CIESA Directors shall make CIESA vote TGS shares to achieve: (i) the designation of the candidates nominated by Class A1 Shareholders for the positions of TGS first regular statutory auditor and alternate statutory auditor, whenever TGS Shareholders vote for a Person to hold such position (and shall make CIESA conduct such voting when Class A1 Shareholders so determine), (ii) the designation of the candidates nominated by Class B1 Shareholders for the positions of TGS second regular statutory auditor and alternate statutory auditor, whenever TGS Shareholders vote for a  Person to hold such position (and shall make CIESA conduct such voting when Class B1 Shareholders so determine), (iii) the designation of the candidates nominated by Class B3 Shareholders for the positions of TGS third regular statutory auditor and alternate statutory auditor, whenever TGS Shareholders vote for a Person to hold such position (and shall make CIESA conduct such voting when Class B3 Shareholders so determine), and (iv) the removal of any Person holding the position of TGS regular statutory auditor or TGS alternate statutory auditor and the election of their replacement when so provided by the Shareholder who has nominated the Person to be removed.

(b)

The Shareholders shall make the Persons nominated by them to hold the positions of statutory auditor vote unanimously for (i) the designation of the Person nominated by Class A1 Shareholders for the position of President of the Statutory Audit Committee whenever statutory auditors vote to designate a Person to hold such position (and shall conduct such voting when Class A1 Shareholders so determine), and (ii) the removal of any Person from the position of TGS regular or alternate statutory auditor, and the nomination of his or her replacement, when so decided by the Shareholder who has nominated the Person to be removed.

Section 4.5. Other TGS Managers.

Any Shareholder may make recommendations to Class A1 Shareholders, Class B1 Shareholders and Class B3 Shareholders on the replacement of any TGS manager (except the CEO) who has resigned or has been removed, and then each one of the holders of Class A1, B1and B3 shares shall be entitled to put forward candidates (which may include the candidates recommended by the Shareholders or not) to TGS Board of Directors. Notwithstanding the preceding considerations, all TGS managers: (a) must be approved: (i) by the CEO; and (ii) until the Restructuring of CIESA´s Indebtedness is consummated, by TGS directors nominated by Class A1 Shareholders, Class B1 Shareholders and Class B3 Shareholders; and (b) may be removed by the CEO at any time.

Section 4.6. Powers of the Chairman, CEO and other Managers.

Only upon the express delegation of authority, in accordance and in compliance with the provisions set forth in this Agreement, shall the Chairman, Vice-chairman, CEO, TGS Directors or TGS statutory auditors be entitled to make any decision. No TGS manager shall be entitled to make any decision unless the authority to adopt said decision has been expressly delegated to such TGS manager by the CEO in exercise of his or her delegation powers as set forth in the power of attorney included in Section 4.3 and subject to compliance with the provisions hereunder. Notwithstanding the preceding considerations, the CEO may adopt the decisions outlined in Section 4.7 without the above-mentioned approval, provided it is deemed necessary or prudential for the prevention of potential danger to persons or goods. In that event, as soon as reasonably possible after the adoption of such decisions without the required approval, the CEO shall put forward to TGS Board of Directors a report on such decision, including a breakdown of expenses (in the event that the decision has involved expenses which would otherwise have required approval). The Shareholders shall adopt the decisions required to make TGS include in its Bylaws, to the extent allowed by Argentine applicable law, restrictions on the powers of such Persons. Any Shareholder may request any other Shareholder who has designated a Person to act as Chairman, Vice-Chairman, CEO, TGS director or TGS statutory auditor to remove such Person from his or her position, but the decision on the removal remains within the discretion of the Shareholder who has designated such Person to hold said position.

Section 4.7 Actions that require a full majority vote from TGS Directors.

 (a)

A full majority vote from the entire Board of Directors is required for the approval of the decisions listed below:

(i)

the approval of, or any commitment to carry out, the sale of goods, off the day-to-day course of business, for amounts in excess of US$ fifty thousand (50,000) (or its equivalent in Argentine pesos, subject to the exchange rates effective at the time of the decision);

(ii)

the approval of the Annual Budget and any amendment thereto of ten percent (10%) or over;

(iii)

the approval of any measure to be adopted by TGS to correct a variation equal to or over five percent (5%) of the net income estimated in the Annual Budget;

(iv)

the approval of, or any commitment to incur, loans or operating expenses, for the calendar year, for an amount, for each of the loans or operating expenses, of more than ten percent (10%) over the amount approved in the Annual Budget;

(v)

the approval of, or any commitment to undertake, capital expenditures which are individually in excess of US$ five hundred thousand (500,000) (or its equivalent in Argentine pesos, subject to the exchange rates effective at the time of the decision); whether such expenditures have been included in the Annual Budget or not;

(vi)

the approval of, or any commitment to set up or modify, the wages and compensations policy (including, without limitation, bonuses and incentive plans);

(vii)the approval of, or any commitment to set up: (x) the initial remuneration, bonus or compensation of the CEO and other managers, when they imply for TGS a higher cost than the remuneration, bonus or compensation formerly paid to the CEO or the manager to be replaced or removed; (y) an increase or any other modification to such remuneration, bonus or compensation; and (z) the severance payment, in excess of the legal payment imposed, to be paid to the CEO or any other manager in the event of removal;

(viii) the approval of, or the commitment to make, any claims of, and any transactions related to, or negotiations of claims against, TGS, in excess of US$ fifty thousand (50,000) (or its equivalent in Argentine pesos, subject to the exchange rates effective at the time of the decision);

(ix)

the approval of, or any commitment to take, any decisions on the basis of tax strategies;

(x)

the approval of, or any commitment to grant, indemnities, mortgage liens, encumbrances or any other collateral, which not having been approved in the Annual Budget, are off the day-to-day course of business, and in excess of US$ one million (1,000,000) (or its equivalent in Argentine pesos, subject to the exchange rates effective at the time of the decision);

(xi)

the approval of, or any commitment to outline, TGS policies in connection with public releases and/or relations with the government;

(xii) the termination of the Technical Assistance Agreement in accordance with the Articles 3.3 (b) and 3.3 (c) of same; and

(xiii) the extension of the Technical Assistance Agreement in accordance with the Articles 3.2 of same; being it understood that, in the event that said extension is not expressly approved, TGS

Directors shall take all measures required to terminate the Technical Assistance Agreement upon its expiration term.

The majority required in this Section 4.7 (a) shall include the affirmative vote of TGS Directors nominated by Class B3 Shareholders. This right shall become null and void automatically and by operation of law upon the occurrence of either of the following events: (i) the transfer of any number of Class B3 shares; and (ii) the entering into, enforcement and consummation of the Restructuring of CIESA’s Indebtedness.

(b)

In the event of a tie among TGS Directors with respect to a proposal requiring a full majority vote of the entire Board of Directors for approval, the proposal shall be deemed rejected. The Chairman shall not be entitled to vote in order to break the tie.

(c)

If any action that in accordance with Section 4.7 (a) requires a full majority vote of the entire Board of Directors lies within the Technical Issues, such majority shall only be valid if at least one (1) of the TGS Directors nominated by Class A1 Shareholders has voted in favor of the approval.

Notwithstanding any provision to the contrary hereunder, in the event of a tie among TGS Directors with respect to any Technical Issue, in order to protect the Shareholders from any potential material loss that could arise from such tie, the Shareholders shall request the Technical Operator to assess alternative proposals and the proposal put forward by the Technical Operator shall be unanimously approved by TGS Directors.

(d)

If, with respect to the approval of any of the actions included in Section 4.7 (a):

(i)

All TGS Directors other than the TGS Directors nominated by Class A1 and B1 Shareholders have voted in favor of a certain proposal;

(ii)

the Technical Operator has determined that such proposal lies within the Technical Issues;

(iii)

at least one (1) TGS Director nominated by Class A1 Shareholders has voted against such proposal, and as a result of that, the proposal has not been implemented; and

(iv)

an alternative proposal put forward by the Technical Operator (or the failure of the Technical Operator to put forward such proposal referred to in paragraph (i) of this Section 4.7 (d)) has resulted in a materially adverse effect, then, upon prior notice to the Technical Operator, Section 4.7 (c) shall be invalidated thereafter.

Section 4.8. Technical Assistance Agreement.

Termination of the Technical Assistance Agreement, in accordance with Article 3.3 (a) of said agreement, shall be approved by the affirmative vote of all TGS Directors (other than TGS Directors nominated by Class A1 and B1 Shareholders), provided that the following conditions have been met:

(a)

the Technical Operator has committed gross negligence in the fulfillment of his obligations under the Technical Assistance Agreement, or as a result of the willful breach of contract on the part of the Technical Operator under the Technical Assistance Agreement, TGS has not conducted its operations, in any material aspect of its business, in compliance with the laws, standards or regulations applicable to a gas transmission company in Argentina, provided that said gross negligence or fraud has continued after at least two (2) notices to Petróleo Brasileiro S.A. (as long as the Technical Operator is PESA or a PESA Affiliate and, in both cases, PESA or its Affiliate are an Affiliate of Petróleo Brasileiro S.A.) by all TGS Directors (other than TGS Directors nominated by Class A1 and B1 Shareholders) indicating the gross negligence or fraud committed by the Technical Operator and the failure to mend the situation within a reasonable term following receipt of each one of the above-mentioned notices; and

(b)

TGS Directors (other than TGS Directors nominated by Class A1 and B1 Shareholders) have expressed their unanimous position in favor of the removal of the Technical Operator simultaneously with at least the two last notices referred to in the preceding paragraph (a).

Section 4.9.  Other Transactions with Shareholders.

No Shareholder shall have a preferential position to conduct business with TGS.

Section 4.10.  Dividends’ Policy.

To the extent allowed by Argentine law and the restrictions arising from the contracts entered into by TGS, the Shareholders shall make CIESA Directors have CIESA vote its TGS shares so that TGS, subject to cash availability to that purpose, approves and pays dividends, at the earliest, on all realized and liquid earnings (after deducting legal reserves and other amounts to be deducted under applicable law).

Section 4.11.  Indemnity of TGS Directors, Statutory Auditors and Managers.

As provided in Section 3.8, and to the extent allowed by applicable law, Shareholders shall make TGS Board of Directors vote unanimously so that TGS:

a)

enters into an agreement to restrict the liability of TGS Directors, statutory auditors and managers to TGS (including, without limitation thereto, the CEO) for all the consequences of their actions or omissions, unless there is evidence of fraud or gross negligence.

b)

enters into agreements that oblige TGS to defend, hold harmless or indemnify TGS Directors, statutory auditors and TGS managers (including, without limitation, TGS’ CEO), from and against all liability, loss, cost, fine, payment and expense (including, without limitation, reasonable attorney and litigation fees) which such Persons may incur in connection with any action, trial or procedure, whether in process or closed, whether civil, criminal, administrative, of arbitration or research, or any appeal filed in connection with such procedures, or any petition for reports or research that may lead to such procedures, derived from the fact that such Persons are or have been TGS’ Director, statutory auditor or manager (including, without limitation the CEO), regardless of who has filed the claim or the amount claimed, or whether it is due to or alleged to be due to the negligence (either exclusive or concurrent, active or passive) of said Director, statutory auditor or manager (including, without limitation, the CEO) (but not including actions or omissions that involve fraud or gross negligence of said Person towards TGS) and

c)

purchases and maintains insurance to cover each one of the Persons set forth in subparagraph (b), in connection with all the obligations and responsibilities described in Section 4.11 herein.

ARTICLE V – Representations and Warranties.

Each Shareholder represents and warrants to the other Shareholders that, as of the date hereof:

(a)

It is duly and validly incorporated and existing, in accordance with the laws of the venue where it is incorporated and it has full power and authority to own its property and conduct its business and activities as it has conducted them up to this date.

(b)

It has full power and authority to execute and deliver this Agreement and fulfill the obligations hereunder. It has taken all measures, conducted all actions (corporate or others), obtained all approvals and authorizations required for the execution, delivery and performance of this Agreement, and for the consummation of the transactions contemplated hereunder. The obligations set forth in this Agreement are valid, legally binding and enforceable in accordance with its terms and conditions, except as may be limited by applicable proceedings prior to adjudication of bankruptcy, bankruptcy, insolvency, reorganization, moratorium, and other similar laws that now or hereafter affect its relations with its creditors. The proxies or attorneys in fact executing this Agreement have full power and authority to sign this Agreement on the Shareholders’ behalf and such powers and authority have not been restricted or revoked as of the date hereof.

(c)

The execution, delivery and performance of this Agreement and the transactions detailed hereby do not constitute a breach of any term or provision of, nor do they constitute breach of contract or event of breach of contract under, (i) any contract or agreement to which the Shareholder or any of its Affiliates may be a party or by which the Shareholder or any of its Affiliates or its property are bound, (ii) its articles of incorporation, bylaws or any other constituent documents, or (iii) any applicable law, regulation or judicial order.

(d)

No consent, license, approval or authorization by any authority, bureau or governmental entity is required in connection with the execution, delivery and performance of this Agreement or with the consummation of the transactions included hereby.

ARTICLE VI – Amendments to the Bylaws.

(a)

As of the date of the effectiveness of this Agreement, the Shareholders shall conduct a unanimous Shareholders’ Meeting to approve the Amendments. The Shareholders commit to attend said meeting and to vote in favor of the approval of the Amendments.

(b)

If any Class B3 Share is transferred to any Person who is not (i) an Affiliate (with the same meaning as that given to the word Affiliate in the Settlement Agreement) of the transferor Shareholder; or (ii) any Person who is a party to the settlement of the dispute described in paragraph (I) of the whereas clauses of the Settlement Agreement, then the Shareholders shall hold a CIESA unanimous Shareholders’ Meeting within a term of thirty (30) days upon notice to CIESA of the transfer of such shares in order to obtain approval of: (x) the conversion of Class B3 Shares into Class B2 Shares; and (y) the Additional Amendments. The Shareholders commit to attend said meeting and vote in favor of the approval of such matters. It is made clear that any decision made or any action taken by (x) any holder of Common Shares other than Class B3 and/or (y) any CIESA Director nominated by such Person, that may result in Class B3 Shares accounting for less than ten percent (10%) of common or preferred stock, with or without voting power, issued by CIESA and outstanding, shall not allow the conversion of share classes contemplated in this Article 6 (b).

ARTICLE VII – MISCELLANEOUS.

Section 7.1. Several Liability.

Except as provided in Section 2.2 (e), the obligations and liabilities of Shareholders hereunder shall be individual -and simply several- and not joint - whether collective or several. Each Shareholder shall be obliged and shall be responsible exclusively for the obligations and responsibilities assigned to him under this Agreement. The Shareholders hereby agree that their relationship shall be as CIESA Shareholders, and that under this Agreement it is not their intention to: (i) form a partnership (whether by stakes of interest, aliquot parts of capital or shares, whether regular, irregular or de facto), joint venture or any other association nor (ii) be jointly and/or jointly and severally liable, whether as shareholders, joint venturers or in any other way.

Section 7.2. Non assignability of rights. Exceptions.

(a)

Under the provision of Section 7.2 (c), the rights arising from this Agreement shall not be assigned, in the aggregate or partially, by any Shareholder, except to an Affiliate of the assignor Shareholder, who has acquired the aggregate of the Common Shares owned by the assignor Shareholder and provided that such assignment does not constitute a violation of (or results in the violation on the part of CIESA and/or TGS) of any applicable law or regulation. It is understood that in no event, even when in accordance with the provisions of this Section 7.2, in any manner or to any extent, shall the assignment relieve the transferor Shareholder from the obligations pursuant to this Agreement.

(b)

Notwithstanding the provisions set forth in Section 7.2 (a), the rights granted herein in favor of EPCA, Class B3 Shareholders and/or their Affiliates (with the same meaning as that given to the word Affiliate in the Settlement Agreement) can only be transferred to (i) any Affiliate  (with the same meaning as that given to the word Affiliate in the Settlement Agreement) of Ponderosa; and (ii) any Person who is a party to the settlement of the dispute described in paragraph (I) of the whereas clauses of the Settlement Agreement (excluding any sale, merger or transfer, whether direct or indirect, to an entity which is not a party to such settlement).

Section 7.3 Governing Law. Arbitration.

This agreement shall be governed, in all respects, including -without limitation to- validity, interpretation, enforcement and execution, by the laws of Argentina (excluding its conflicts of law principles or regulations). Any dispute relating to, or derived in any way from, this Agreement, as well as any dispute between or among the Shareholders relating to, or derived in any way from their capacity, shall be settled by arbitration pursuant to the Rules of Arbitration of the International Chamber of Commerce (excluding its conflicts of law principles or regulations). Such arbitration proceedings shall involve a panel of three arbitrators, shall take place in the city of New York, State of New York and shall be conducted in the English language. The arbitration award shall be final and binding upon the Shareholders and its enforcement and execution may be required in any court with jurisdiction over the Shareholder. Each party irrevocably waives any right it may have, now or hereafter, to invoke the jurisdiction of any judicial or quasi-judicial body other than the International Chamber of Commerce.

Section 7.4 Notices.

All communications which must be made pursuant to this Agreement shall be in writing and shall be effective upon delivery to the recipient by means of any certifiable means of communication (recognized courier service, return receipt letter, wire, notarial record, or in-hand delivery) at the addresses and numbers indicated below:

If to EPCA:

Don Bosco 3672 – Piso 6

Ciudad de Buenos Aires, Argentina

Atención: Eduardo Ojea Quintana

Tel: (54 11) 4865-9050

Fax: (54 11) 4865-7154

With a copy to:

Impala Partners, LLC

18 Marshall Street

Norwalk, CT 06854

Attention: Michael Borom

Tel: (203) 956-6550

Fax: (203) 956-6546

If to PESA:

Maipú 1, Piso 22°

Ciudad de Buenos Aires, Argentina

Atención: Rafael J. G Fernández Morandé

Tel: (54 11) 4344-6000

Fax: (5411) 4344-6398

With a copy to:

Petroleo Brasileiro S.A. Petrobras

Avenida Republica Do Chile 65

20031-912 Rio de Janeiro – RJ

Brasil

Atención: Decio Fabrizo Oddone

Tel: (55-21)-2534-7291

Aax: (55-21)-2262-0331

If to PETROBRAS HISPANO

Zurbano N° 5, oficina 1ro. 28010

Madrid, Reino de España

Atención: Emilio Lillo

Tel: (34 91) 319-4262

Fax: (34 91) 308-2079

With a copy to:

PESA

Maipú 1, Piso 22°

Ciudad de Buenos Aires, Argentina

Atención: H. Daniel Casal

Tel: (54 11) 4344-6000

Fax: (5411) 4344-6325

If to the TRUSTEE

ABN AMRO BANK N.V. Sucursal Argentina

Victoria Ocampo 360, 8° Piso

Ciudad de Buenos Aires, Argentina

Atención: Juan Pablo Fernández Ranvier

Tel: (54 11) 4321-2134

Fax: (54 11) 4320-0576

With a copy to:

Marval, O’Farrel & Mairal

Leandro N. Alem 928, 7° Piso

Ciudad de Buenos Aires, Argentina

Atención: Roberto E. Silva (h) / Fermín O. Castro Madero

Tel: (54 11) 4310-0100

Fax: (54 11) 4310-0200

Modifications to addresses and any other information of the Shareholders shall be conducted by a notice in writing by the means of communication indicated above, addressed to and received by all Shareholders.

Section 7.5 Further Documents and Actions.

Each Shareholder agrees to deliver the documents and take additional actions as may be required or appropriate to effect and execute the provisions of this Agreement and all the transactions contemplated hereby.

Section 7.6 Entire Agreement Superseding Existing Agreements.

This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. The execution and delivery of this agreement shall imply the annulment and termination of the Shareholders Agreement, dated as of November 13, 1992 and the Amendments thereto, as well as the Owners Agreement, dated as of November 13, 1992 and the Amendments thereto, the parties to which as of the date hereof are EPCA and CIESA.

Section 7.7. Severability.

If any of the provisions of this Agreement is held to be void or unenforceable under applicable law, the parties shall modify such provision to the extent (and only to the extent) required to comply with applicable law. In conformity with the foregoing sentence, if any provision of this Agreement or the application thereof to any party or circumstance is held invalid or unenforceable, the remainder of this Agreement and the application of such provision to other parties or circumstances shall not be affected thereby and shall be enforced to the extent permitted by law.

Section 7.8. Currency.

All sums payable or to be payable pursuant to the provisions of this Agreement shall be payable in United States dollars, except the amounts payable in accordance with Section 2.1 herein, which may be made in the currency contemplated in the Purchase Proposal.

Section 7.9. No Third Party Beneficiary.

Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the Shareholders and their respective successors and assigns, any rights, benefits or obligations hereunder.

Section 7.10. Amendment.

This Agreement may be modified only by an agreement in writing executed by all Shareholders.

Section 7.11. Term and Termination of the Agreement.

(a)

This Agreement shall terminate upon the liquidation of CIESA or on a prior date on which the parties agree -in writing- to rescind it.

(b)

This Agreement, except Article VII, shall cease to be enforceable to the Shareholders who have transferred, pursuant to the provisions herein, all their Common Shares to a Person who is not an Affiliate.

(c)

As from the conversion of Class B3 Shares into Class B2 Shares, the rights granted to Class B3 Shareholders in Sections 3.1 (a) (iv), 3.1 (b), 4.1 (e), 4.2 (c), 4.4 (a) and 4.5 herein, shall be conferred upon Class B2 Shareholders.

(d)

None of the provisions of this Section 7.11 shall be construed to relieve any party from its responsibility for the breach of its obligations arising from this Agreement.

Section 7.12 Cumulative Legal Actions and Remedies.

Rights, actions and remedies available under this Agreement shall be cumulative of all other rights, actions and remedies arising from this Agreement and the applicable law, and may be exercised cumulatively or successively.

Section 7.13 Joint Writing.

This Agreement has been negotiated, prepared and revised jointly by all the parties hereto, who affirm that have been duly advised by their counselors.  Accordingly, the parties waive the right to appeal to any interpretative regulation or rule in accordance to which the provisions of this Agreement may be construed against one or some of the parties.

Section 7.14.  Penalties for Breach of Obligations: Residual Provision.

(a)

Except in the events foreseen in Sections 2.3 and 3.9 (in which the fines stipulated thereunder shall be applicable) in the event of a breach of any obligations by a Shareholder, and for the mere occurrence of such breach, said Shareholder shall pay to each of the other Shareholders, as penalty clause, a US$ ten million (10,000,000) fine for the breach of his or her obligations without detriment to the right of the other Shareholders to be indemnified for greater damages that, in excess of the fine imposed, the breach has caused. All Shareholders agree and stipulate that such fine shall by no means be considered excessive or abusive.

(b)

The penalties provided for in Sections 2.3, 3.9, and 7.14 (a) shall not be applicable to the Trustee, nor to the Trust Fund.

Section 7.15.  Primacy of the Trust Agreement.

In the event of discrepancies and/or contradictions between this Agreement and the Trust Agreement with respect to the Trustee’s performance, the provisions of the Trust Agreement shall prevail.

IN WITNESS HEREOF, the undersigned Parties to this Agreement have executed same in four (4) original copies, all of the same tenor and date, in the city of Buenos Aires, this 29th day of August 2005.

ENRON PIPELINE ARGENTINA S.A.

BY:

_________________________

NAME:

_________________________

TITLE:

_________________________

PETROBRAS ENERGÍA S.A.

BY:

_________________________

NAME:

_________________________

TITLE:

_________________________

PETROBRAS HISPANO ARGENTINA S.A.

BY:

_________________________

NAME:

_________________________

TITLE:

_________________________

ABN AMRO BANK N.V., Sucursal ARGENTINA

BY:

_________________________

NAME:

_________________________

TITLE:

_________________________

Exhibit I: Amendments to CIESA Bylaws

II. COMMON STOCK.

ARTICLE FIVE:

The common stock shall be of pesos six hundred and thirty eight million, eight hundred and eighteen thousand, six hundred and ninety six (638,818,696) and consists of the same number of common shares, each with a nominal value of one peso ($1), each one entitled to one (1) vote, of which one hundred and sixty two million, eight hundred and ninety eight thousand, seven hundred and sixty seven  (162,898,767) shall be Class “A1” shares, one hundred and sixty two million, eight hundred and ninety eight thousand, seven hundred and sixty seven (162,898,767) shall be Class “A2” shares, one hundred and fifty six million, five hundred and ten thousand, five hundred and eighty one (156,510,581) shall be Class “B1” shares, ninety two million, six hundred and twenty eight, seven hundred and eleven (92,628,711) shall be Class “B2” shares and sixty three million, eight hundred and eighty one, eight hundred and seventy (63,881,870) shall be Class “B3” shares.  All shares shall be book entry shares. Each share class shall be entitled to the rights conferred upon it pursuant to the Bylaws. To the purposes of Articles Seven, Eight and Eleven of these Bylaws, Class “A1” and “A2” Shares shall be considered “A” class shares. To the purposes of Articles Seven, Eight and Ten of these Bylaws, Class “B1”, “B2” and “B3” Shares shall be considered  “B” class shares.

ARTICLE EIGHT:

Every common stock increase resulting from the issuance of common shares shall maintain the original proportion between Class “A” and “B” shares, as well as the proportion between Class “A1” and “A2” shares on the one hand, and among Class “B1”, “B2” and “B3” shares on the other hand. Every common stock increase shall be subject to the pre-emptive rights of shareholders (by share class) in observance with Law 19,550 of Business Entities. Preferred shares may be issued, and shall have the preferential rights set forth below, pursuant to the resolutions of the Shareholders’ Meeting: a) they shall be entitled to preferential rights to dividend, for a fixed or variable amount, may or may not have additional dividend rights, may or may not be cumulative and for the time fixed by the Shareholders Meeting’ resolution; b) they may be fully or partially redeemable, and may or may not be convertible into common shares; c) they may have a preferential right to the refunding of the paid-in amount in the event of the liquidation of the company; d) they may be issued in the currency and subject to the adjustment clauses allowed by applicable law; and e) they shall not be entitled to vote. Notwithstanding the foregoing sentence, these shares shall be entitled to one (1) vote per share in the following events: 1) if the Company is in arrears in the payment of the preference; and 2) when in the Shareholders Meeting the Agenda includes the special assumptions foreseen in the last part of Article 244 of Argentine Law 19,550 of Business Entities.

IV BOARD OF DIRECTORS.

ARTICLE THIRTEEN:

The company shall be managed by a Board of Directors, which shall consist of six (6) regular directors and six (6) alternate directors. Directors shall be appointed for the term of one (1) fiscal year, except in the event of resignation or removal, and may be reelected without limitation. Class “A1” and “A2” shares are entitled to designate, each one, in its Special Meeting of Class, two (2) regular directors and two (2) alternate directors. Class “B1” and “B3” shares are entitled to designate, each one, in its Special Meeting of Class, one (1) regular and (1) alternate director.

ARTICLE FOURTEEN:

In the event of absence or disability, alternate directors of each class shall replace regular directors of the respective class in the manner set forth by the Shareholders’ Meeting resolution which has provided for their designation.

ARTICLE SEVENTEEN:

The Board of Directors shall hold its meetings with the presence of a full majority of its members and shall adopt its decisions with the vote of the full majority of its members. The Board of Directors’ members may be present or take part in the meetings by remote participation. Resolutions shall take into account the votes of both present and remote participants. In the event that meetings are conducted with members by remote participation, their names shall be registered in the minutes of the meeting and the Statutory Audit Committee shall keep record of the validity of the resolutions adopted.

V. AUDITING.

ARTICLE TWENTY:

The company shall be audited by a Statutory Audit Committee, which shall consist of three (3) regular statutory auditors and three (3) alternate statutory auditors. Class “A1”, “B1” and “B3” shares are entitled to designate each one, one (1) regular statutory auditor and one (1) alternate statutory auditor at the Special Meeting of Class. Regular and alternate statutory auditors shall be designated for the term of one (1) fiscal year, except in the event of resignation or removal, and may be reelected without limitation. In the event of absence or disability, each regular statutory auditor may be replaced by the alternate statutory auditor designated by the same class of shares.

Exhibit II. Additional Amendments to CIESA Bylaws

II. COMMON STOCK.

ARTICLE FIVE:

The common stock shall be of pesos six hundred and thirty eight million, eight hundred and eighteen thousand, six hundred and ninety six (638,818,696) and consists of the same number of common shares, each with a nominal value of one peso ($1), each one entitled to one (1) vote, of which one hundred and sixty two million, eight hundred and ninety eight thousand, seven hundred and sixty seven  (162,898,767) shall be Class “A1” shares, one hundred and sixty two million, eight hundred and ninety eight thousand, seven hundred and sixty seven (162,898,767) shall be Class “A2” shares, one hundred and fifty six million, five hundred and ten thousand, five hundred and eighty one (156,510,581) shall be Class “B1” shares and one hundred and fifty six million, five hundred and ten thousand, five hundred and eighty one (156,510,581) shall be Class “B2” shares.  All shares shall be book entry shares. Each share class shall be entitled to the rights conferred upon it pursuant to the Bylaws. To the purposes of Articles Seven, Eight and Eleven of these Bylaws, Class “A1” and “A2” shares shall be considered “A” class shares. To the purposes of Articles Seven, Eight and Ten of these Bylaws, Class “B1” and “B2” shares shall be considered “B” class shares.

ARTICLE EIGHT:

Every common stock increase resulting from the issuance of common shares shall maintain the original proportion between Class “A” and “B” shares, as well as the proportion between Class “A1” and “A2” shares on the one hand, and between Class “B1” and “B2” shares on the other hand. Every common stock increase shall be subject to the pre-emptive rights of shareholders (by share class) in observance with Law 19,550 of Business Entities. Preferred shares may be issued, and shall have the preferential rights set forth below, pursuant to the resolutions of the Shareholders’ Meeting: a) they shall be entitled to preferential rights to dividend, for a fixed or variable amount, may or may not have additional dividend rights, may or may not be cumulative and for the time stipulated by the Shareholders Meeting’s resolution; b) they may be fully or partially redeemable, and may or may not be convertible into common shares; c) they may have a preferential right to the refunding of the paid-in amount in the event of the liquidation of the company; d) they may be issued in the currency and subject to the adjustment clauses allowed by applicable law; and e) they shall not be entitled to vote. Notwithstanding the foregoing sentence, these shares shall be entitled to one (1) vote per share in the following events:1) if the Company is in arrears in the payment of the preference; and 2) when in the Shareholders’ Meeting the agenda includes the special assumptions foreseen in the last part of Article 244 of Argentine Law 19,550 of Business Entities.

IV BOARD OF DIRECTORS.

ARTICLE THIRTEEN:

The company shall be managed by a Board of Directors, which shall consist of six (6) regular directors and six (6) alternate directors. Directors shall be appointed for the term of one (1) fiscal year, except in the event of resignation or removal, and may be reelected without limitation. Class “A1” and “A2” shares are entitled to designate, each one, in its Special Meeting of Class, two (2) regular directors and two (2) alternate directors. Class “B1” and “B2” shares are entitled to designate, each one, in its Special Meeting of Class, one (1) regular and (1) alternate director.

V. AUDITING.

ARTICLE TWENTY:

The company shall be audited by a Statutory Audit Committee, which shall consist of three (3) regular statutory auditors and three (3) alternate statutory auditors. Class “A1”, “A2” and “B1” shares are entitled to designate each one, one (1) regular statutory auditor and one (1) alternate statutory auditor at the

Special Meeting of Class. Regular and alternate statutory auditors shall be designated for the term of one (1) fiscal year, except in the event of resignation or removal, and may be reelected without limitation. In the event of absence or disability, each regular statutory auditor may be replaced by the alternate statutory auditor designated by the same class of shares.

EXHIBIT 4.2

ETHANE SUPPLY AGREEMENT BETWEEN TGS AND PBB POLISUR S.A.

1

Buenos Aires, April 28th, 2006

Messrs

PBB Polisur S.A.

Dear Sirs:

We hereby offer to PBB Polisur S.A., hereinafter referred to as “PBB”, the supply of Ethane processed in our General Cerri Complex. This supply, if accepted, shall be governed by the following terms and conditions:

1.

PURPOSE

The object of this Agreement Proposal is to set forth the terms and conditions for the supply to PBB of Ethane separated at the General Cerri Complex, owned by Transportadora de Gas del Sur S.A., hereinafter referred to as “TGS”, pursuant to the schemes set forth in Article 4 herein.

2.

DEFINITIONS

The terms below, as used herein, have the following meanings:

1.

Calendar Year: The period extending from January 1st to December 31st of each year.

2.

Maximum Daily Nomination Quantity or MDNQ: it is the maximum volume of Ethane, which shall not be in excess of 1,150 MT/day in Summer (from October 1st to April 30th) and 1200 MT/day in Winter (from May 1st to September 30th) that the Parties may nominate daily, either to take or deliver.

3.

Operations Committee: Staff of People with high technical qualifications who shall be responsible for the implementation of this agreement. Its constitution and scope are set forth in Exhibit III hereof.

4.

General Cerri Complex: As used herein, Complex for the Extraction and Fractioning  of Gas located in General Cerri, Province of Buenos Aires, owned by TGS.

2

5.

Short-term Purchases: Natural Gas purchases agreed upon between consumers and suppliers of said product for a term longer than a day and up to a year.

6.

Long-term Purchases: Natural Gas purchases agreed upon between consumers and suppliers of said product for a term longer than a year.

7.

Spot Market Purchases:  Natural Gas purchases agreed upon between consumers and suppliers of said product for a term of one day, which are carried out compulsorily in the Electronic Gas Market.

8.

Cracker BB1: As used herein, the original Plant of Ethylene production owned by PBB.

9.

Cracker BB2:  As used herein, the second Plant of Ethylene production owned by PBB, which started operations in the year 2001.

10.

DOP  or "Delivery or Pay": It is the minimum annual supply of Ethane that TGS is committed to deliver.

11.

ENARGAS: Regulatory entity constituted by Law 24,076 that governs the activities of natural gas transportation and distribution as a national public service.

12.

Ethane: gas extracted from Natural Gas that meets the quality specifications set forth in Article 8, whose main component is the hydrocarbon formed by two atoms of carbon saturated with hydrogen, and which is scientifically known as Ethane.

13.      Ethylene: oleophilic hydrocarbon cut of two carbons

14.

Natural Gas:  gas flow composed mainly of light molecular hydrocarbons, the main component of which is Methane.

15.    Gas Electronic Market: It is a virtual market where Natural Gas purchase and sale transactions are conducted– as well as other related operations – for a term of one day, under certain commercial conditions pursuant to the regulations issued periodically by the Secretariat of Energy Bureau, and governed by a corporation owned by the Buenos Aires Stock Exchange.

16.

Certifiable Notice: It shall mean any notice made between the Parties, to the addresses set forth herein, the contents and reception of which must be certifiable. As instances of certifiable notice we may mention notarial records, return receipt letters, wires, letters or notes with certification of receipt by the addressee or any other means of communication that provides similar guarantees.

3

17.

Scheduled Shutdowns: it shall refer to the shutdowns programmed to carry out preventive and regular maintenance of PBB and General Cerri Complex facilities.

18.

Party: It shall mean either TGS or PBB, their successors or assigns.

19.

Parties: It shall mean both TGS and PBB, their successors or assigns.

20.

PBB:  It shall mean PBBPolisur S.A.

21.

Delivery Point: It shall mean the point at which TGS delivers the Ethane to PBB, which for the purposes of this Agreement Proposal, is set forth in Article 9.

22.

RQ: It shall mean the quantity of Ethane that PBB may record each day as received for the calculation of TOP.

23.

SQ: It shall mean the quantity of Ethane that TGS may record each day as supplied for the calculation of DOP

24.

QNomacep:  It shall mean, for any given day, the lowest Ethane nomination between QnomPBB y QnomTGS

25.

QnomPBB: It shall mean, for any given day, the Ethane quantity nominated by PBB.

26.

QnomTGS: It shall mean, for any given day, the Ethane quantity nominated by TGS.

27.

Energy Bureau: body under the authority of the Executive Branch, which regulates the Natural Gas market and sets forth the standards and procedures that introduce changes into the gas market.

28.

Natural Gas Processing Service: It shall mean the processing of Natural Gas for the separation of Ethane and other by- products.

28.

Public Service of Natural Gas Transportation: It shall mean the service licensed to TGS by the National Government in accordance with Law 24,076 and the regulations issued thereafter.

29.     TGS: it shall mean Transportadora de Gas del Sur S.A.

30.

MT: metric ton.

31.

TOP "Take or Pay": It is the minimum annual quantity of Ethane that PBB is committed to take.

4

3.

TERM

The commencement date for the supply of Ethane, object of this Agreement Proposal, shall be on January 1st 2006 for a period that shall extend up to December 31, 2015.

4.

SUPPLY SCHEMES

The total daily Ethane quantity that TGS intends to deliver and that PBB intends to receive is 1,200 MT/d (nominal delivery capacity of the ethane duct). This Ethane daily quantity shall be supplied under two Schemes:

•

Scheme 1: Supply of Ethane contracted by PBB to TGS:

Under this scheme, TGS shall sell to PBB Ethane of its own or Ethane on the account of third parties. This scheme involves, approximately, 65% of the aggregate annual quantity of Ethane to be supplied pursuant to this Agreement Proposal.

•

Scheme 2: Supply of Ethane contracted by PBB to Third Parties:

Under this scheme, TGS shall solely render to Third Parties its Natural Gas Processing Service for the separation of Ethane and other by-products, for the purpose of the eventual delivery of this Ethane to PBB. This scheme involves approximately 35% of the aggregate annual quantity of Ethane to be supplied hereunder.

As of the date hereof, it is understood that the third parties who supply ethane to PBB under the mentioned Scheme 2 are: Total Austral S.A., Pan American Energy LLC Suc. Arg. and Pan American Sur S.R.L.

If within the term hereof any of the above mentioned Third Parties should assign his right to process Natural Gas for the extraction of liquids at the General Cerri Complex, TGS shall not be able to oppose to the assignment of the rights and obligations of the respective contract, provided that the assignee agrees to be bound by the terms and conditions of the original contract entered into between TGS and the assignor and that his credit condition is reasonably acceptable to TGS.

If any or the Parties should announce changes in excess of 15% of the aggregate annual supply to be rendered in accordance with Schemes 1 and 2, the Parties shall jointly evaluate the impacts these changes might have on their respective future business and shall try to minimize the economic impact that they may generate.

5

4.1

COMPATIBILITY OF AGREEMENTS

It is understood that as of the date hereof, TGS has entered into agreements with Total Austral S.A., Pan American Energy LLC Suc. Arg. and Pan American Sur SRL and with other Natural Gas owners. It is also assumed that there is no conflict among the provisions of the agreements mentioned in the preceding paragraph and the provisions set forth herein and that said agreements allow TGS to abide by all the stipulations of this Agreement Proposal. Furthermore, the Parties understand there should exist a compatibility of rights and obligations among the mentioned agreements and those of PBB with Total Austral S.A.,  Pan American Energy LLC Suc. Arg y Pan American Sur SRL in connection with the supply of Ethane.

Ethane contracts falling under Scheme 2 shall include specific provisions that ensure the term of the supply, the aggregate quantity (of Ethane and superior gases) of the gas that the third party shall process under such agreement, the mode of RTP supply (related gas and firm transportation) and the compatibility of the processing contract that the suppliers of such Ethane have entered into with the processing party.

5.

ETHANE QUANTITIES

5.1

TOP AND DOP MINIMUM QUANTITIES COMMITMENTS

The minimum aggregate annual quantity TGS is committed to supply - deliver or pay (DOP) – and PBB is committed to receive - take or pay  (TOP) – shall be of 336,000 MT/ year.

For the purposes of daily operations, to avoid the deterioration of the assets of both parties allocated to the supply and reception of Ethane - and subject to the requirements of the Public Service of Natural Gas Transportation, the processing conditions, firm contracts for the transportation of natural gas or RTP, the availability of natural gas, as well as ethylene requirements - the Parties shall make every effort to deliver and take, respectively, a daily quantity of Ethane that as of this date, and arising from the commitments undertaken by both Parties, may be estimated in no less than 500 MT/d.

5.2

NOMINATION /AVAILABILITY

With the aim to control the compliance with TOP and DOP minimum quantities, both Parties shall use a scheme of daily nominations in line with Exhibit I and shall carry out measurements with the same frequency, using the existing measurement equipment in conformity with Exhibit II.

The system of calculation of the annual cumulative figures of Ethane with the daily figures allocated to PBB (RQ) and TGS (SQ) is detailed in Exhibit I.

The failure to comply with these minimum quantities commitments shall result in, as applicable, the penalties set forth in Article 7.

6

5.3

ANNUAL PROGRAM OF SUPPLY/RECEPTION OF ETHANE

Sixty days in advance of the commencement of each calendar year during the term of this agreement, the Parties shall agree on the aggregate annual quantity of Ethane to be supplied/received – with breakdowns by Scheme (1 and 2) and by month-, specifying, besides, the foreseen dates of commencement and finalization of their respective Scheduled Shutdowns, in accordance with Article 5.6. hereof.

The agreed quantities shall abide by the provisions of Article 5.1 –Minimum Quantities- keeping, as far as it is possible, a regularity in the daily deliveries and reception. This program shall be modified only by mutual consent of the Parties.

5.4

MONTHLY, WEEKLY AND DAILY REVIEWS OF THE ANNUAL PROGRAM

a)

Monthly programming:

Seven (7) days in advance of the commencement of every calendar month, PBB shall submit to TGS its reviewed program for said month in connection with the aggregate consumption of Ethane proceeding from General Cerri Complex, with a breakdown by day and outlining, if applicable, the restrictions on consumption derived from Scheduled Shutdowns.

Besides, three days upon receipt of PBB Program, TGS shall submit to PBB, in line with the same criteria set forth above, similar information ratifying the quantities requested by PBB or indicating the quantities that TGS intends to supply.

b)  Weekly and daily programming: Weekly and daily re-programming shall be made only in the event of needs of changes requested by any of the Parties.

5.5

COMPUTING OF ANNUAL QUANTITIES.

The Parties shall daily nominate an Ethane quantity that, whether to be delivered or taken, in no event shall be in excess of the “Maximum Daily Nomination Quantity “(MDNQ).

The MDNQ shall be of 1,150 MT/day in summer (from October 1st to April 30th) and 1,200 MT/day in winter (from May 1st to September 30th).

The Parties shall only nominate a daily quantity of Ethane subject to the availability of the gas for processing or the Ethane to be received, respectively, and provided that Operations conditions are adequate.

7

Nominated Ethane Daily Quantities QnomPBB y QnomTGS are the mechanisms that arise from this Article 5 and the Exhibit I hereof.

5.6

SCHEDULED SHUTDOWNS. PROGRAMMING.

Within one hundred and eighty days upon the coming into effect of this Agreement Proposal, TGS and PBB shall estimate a Program of Scheduled Shutdowns – foreseen to carry out preventive and regular maintenance of PBB and General Cerri Complex for the first Calendar Year. On the other hand, each of the Parties shall submit to the other its Annual Program of Scheduled Shutdowns for each one of the successive years within the term of this agreement no later than 90 days prior to the commencement of each calendar year.

The Parties shall confirm the corroboration or postponement of each of the Scheduled Shutdowns at least sixty (60) days in advance of the scheduled date for the beginning of each of them. The Scheduled Shutdowns shall be of ten (10) days per calendar year for each Party. Notwithstanding the foresaid, the Parties can total up to a maximum of the days (successive or discontinued) allowed for Scheduled Shutdowns for two years, provided that in the subsequent calendar year the Party that has accrued Scheduled Shutdowns days in accordance with this Article, shall not be entitled to use them. Moreover, both Parties shall ensure that, as far as possible, the Scheduled Shutdowns shall be carried out in a simultaneous and coordinated fashion, in order to optimize supply. In the event of the simultaneous performance of Scheduled Shutdowns the term for Scheduled Shutdowns for that Calendar Year shall be of twenty (20) days for both Parties.

6.

ECONOMIC CONDITIONS OF ETHANE SUPPLY UNDER SCHEME 1

6.1

ETHANE PRICE

The price of the Ethane (EP) to be delivered by TGS to PBB within the first two years of the term of this agreement (years 2006 and 2007), shall remain fixed at US$ 250/MT.

This price does not include Value Added Tax. In the event that in the future the supply of Ethane in any of the two schemes is reached by other taxes that should be born by PBB, they shall be included and discriminated in the respective invoices.

For the subsequent years the EP shall be calculated in accordance with the following formula:

EP   =   PREMIUM + GAS FACTOR

where:

EP:

Final price of Ethane to be paid by PBB  (US$/ MT)

8

PREMIUM:

Cost and producer’s margin  (US$/ MT) The Premium is fixed at 115 US$/MT.

GAS FACTOR=

It is the product of the current Gas Component  of the Ethane price formula (GC) and the DELTA GAS PRICE where

GC:

135 U$S/MT

DELTA GAS PRICE =

Ratio between the Citygate Bahía Blanca price as of the date of the application of the respective adjustment (GP) and the reference price defined as 2,20 U$S-MMBTU.

GP value shall be determined based on the arithmetic average of transportation tariffs and the Natural Gas price during the period of 90 days prior to the dates on which, in accordance with Article 6.2.2 hereof, a GAS FACTOR adjustment is applicable, in connection with a mix constituted 50% by the Natural Gas proceeding from the Austral basin (including its corresponding transportation cost from that basin to Bahía Blanca) and 50% Natural Gas proceeding from the Neuquén basin (including its corresponding transportation cost from that basin to Bahía Blanca) .

The values of the transportation tariff and the price of Natural Gas shall be governed by the following parameters:

A)

The transportation tariff (FT Tariff) shall be the one set forth by the Enargas Resolution effective on the date hereof for Transportadora de Gas del Sur S.A. and for its calculation the routes Tierra del Fuego-Bahía Blanca y Neuquén-Bahía Blanca shall be considered with a basin “mix” of 50% for each one, added to: (i) the “grossing up” of turnover tax; (ii) the cost of the corresponding retained gas; (iii) the charges of the gas trust applicable to such routes and other charges and taxes that might eventually be levied in the future and that are applicable to the shipper.

B)

The price of Natural Gas shall be determined considering the price paid by industrial consumers in Argentina, provided their consumption is higher than 9,000 cubic meters per month and they acquire Natural Gas directly from producers or distribution companies at the point of injection to the transportation system in the basins of Neuquén and Austral.

The supply segment shall be the one resulting from the weighing of gas prices and volumes of the industrial consumers mentioned above, both in Long and Short Term Purchases, excluding purchases in the Spot Market, and those sales verified among producers integrated with industrial consumption in which they participate directly or indirectly.

9

If the supply market destined to thermoelectric generation should have similar conditions, such as terms, freedom of volumes to trade, suppliers and prices, the prices derived from these contracts shall be included as part of the market segment to be considered.

One year prior to the date of the readjustment of prices, the index or weighted price reflecting the supply segment referred to in this Article shall be analyzed, considering the basins mix defined herein (50% Neuquen basin and 50% Austral basin).

In the event that any Party deemed it impossible to obtain objective and reliable public information, it may request the intervention of a third party to determine such values. The third parties to whom the Parties shall delegate this function shall be the consultants G&G Energy Consultants (represented by Mr. Daniel G. Gerold) with address at 235 Carabelas St. 7th Floor of the Autonomous City of Buenos Aires and Purvin & Gertz (represented by the firm Freyre y Asociados) with address at Suipacha St N° 1029, 2° Floor of the Autonomous City of Buenos Aires, both acting by mutual consent (hereinafter the Technical Arbitrator). The decision of the Technical Arbitrator shall be final and binding upon the Parties. In the event that the two mentioned consultants should not reach an agreement, a third party shall be selected by mutual consent between the Parties, or if no agreement is reached, through the Procedures for settlement of disputes set forth herein. The consultants mentioned above may be replaced during the term of this agreement, TGS being entitled to replace G&G Energy (or its successive replacements) and PBB being entitled to replace Purvin & Gertz (or its successive replacements)

Notwithstanding the preceding formula, it is agreed that the EP in no event shall be inferior to 250 US$/MT, that the maximum EP shall be determined based both on the PREMIUM -and the maximum adjustment allowed for same in accordance with Article 6.2.1 hereof- and on the GAS FACTOR -and the maximum adjustment allowed for same in accordance with Article 6.2.2. hereof.

6.2

ETHANE PRICE (EP) ADJUSTMENT:

For the purpose of the formula outlined in Article 6.1 the following guidelines are proposed:

6.2.1

Adjustment of the PREMIUM Component

As from January 2008 PREMIUM shall be adjusted in line with PPI of the United States of America with an annual cap of +/- 1%.

The PPI recorded in October 2007 shall be taken as a basis, compared to the PPI recorded in October 2006 and shall be applied as from January 2008, regardless of GAS FACTOR variations.

This adjustment shall be made annually in January of each year with respect to PPI variations of the previous years.

10

The Base PREMIUM (PRE0) defined in 6.1 (PRE0 as defined below) shall be adjusted once a year, every January, in line with the following formula:

                  W1

PRE1 = PRE0 x  -----

                  W0

Where

PRE1 = Adjusted PREMIUM

PRE0 = PREMIUM in force prior to the adjustment

W1 = PPI (Price Producer Index, Industrial Commodities published by the Bureau of Labor Statistics of the United States of America) corresponding to the month of October of the year prior to the year which is being adjusted.

Base PPI shall be the PPI recorded in October 2007, which is

W0 = PPI corresponding to the last adjusted period

Notwithstanding the adjustment formula indicated above, the PREMIUM resulting from each one of the successive annual adjustments shall have a variation cap of 1% (one percent) in absolute value with respect to the PREMIUM in force prior to the adjustment.

Example:

PREMIUM Base year 2007:  115 U$S/MT

Annual Adjustment:

The PREMIUM adjusted for the year 2008 shall fluctuate within a range restricted by:

max PREMIUM= 115 U$S/MT x 1,01 =  116,15 U$S/MT

minPREMIUM  = 115 U$S/MT x 0,99 =  113,85 U$S/MT

6.2.2

GAS FACTOR Adjustment

As from January 2008 and according to the GP that results from applying the variations of gas and transportation prices, the GAS FACTOR  may be adjusted four times per year (on January 1st, April 1st, July 1st and October 1st) in accordance with the following guidelines:

11

6.2.2.1

GP lower than 2,20 U$S-MMBTU

If GP is lower or same as 2,20 U$S-MMBTU there shall be no adjustment of the GAS FACTOR.

6.2.2.2

GP between  2.20 and 3.47 U$S-MMBTU

For a GP value between 2,20 U$S-MMBTU and 3,47 U$S-MMBTU, the GAS FACTOR shall be adjusted with the application of the formula of the DELTA PRICE OF GAS mentioned in Article 6.1.

6.2.2.3

GP superior to 3,47 U$S-MMBTU

If the GP is superior to US$ 3,47-MMBtu the GAS FACTOR shall remain fixed in the resulting value.

GAS FACTOR = 212.932 US$/ MT

Notwithstanding the foresaid, if the GP computable in the formula of the EP is higher than 3,47 US$MMBtu, TGS may request to PBB a renegotiation of the EP, which should be concluded in a term of 3 (three) months upon the date of request of the renegotiation. The Parties may extend the renegotiation period for a further three- month period by mutual consent.

If upon expiration of the mentioned renegotiation term no agreement has been reached between the Parties, this Agreement Proposal shall be null and void automatically and by operation of law, and no Party shall be entitled to indemnification.

Notwithstanding the foresaid, if verified the hypothesis outlined in the previous paragraph PBB should offer to TGS –anyway- to pay a EP that computes the highest gas price and keeps the PREMIUM of the formula, the EP that computes such circumstances shall be applied retroactively from the moment that TGS requested the renegotiation and up to an additional term of 15 (fifteen) months if the renegotiation has lasted three months or 12 (twelve) months if the renegotiation has lasted 6 (six) months, upon the expiration of which this Agreement Proposal shall be null and void automatically and by operation of law and no Party shall be entitled to indemnification.

If on the contrary the Parties reach an agreement, the price clause shall date back to the date on which TGS has requested the renegotiation.

7.

BREACH OF COMMITMENTS TOP AND DOP

7.1

VALUE OF THE PENALTY FOR EACH OF THE YEARS

Only for the purposes of the application of this Article, the penalty amount per unit (per MT of Ethane subject to penalty) - hereinafter the “Penalty”- is defined as the 50 % of the annual average Price of Ethane for the relevant year, calculated in accordance with Articles 6.1 and 6.2.

12

7.2

BREACH OF TOP COMMITMENTS

In the event that the total annual consumption of Ethane by PBB has been inferior to its TOP commitment, the breach corresponding to Schemes 1 and 2 shall be determined using the same proportions used for annual invoicing of the Quantities received by PBB under each of them.

7.2.1. Penalty corresponding to the breach of obligation of the TOP portion under Scheme 1:  PBB shall pay to TGS the product or the difference between its TOP obligation and the quantity actually received in the year – both applicable to this Scheme 1- multiplied by the Penalty calculated in accordance with Article 7.1.

7.2.2. Penalty corresponding to the breach of obligation of the TOP portion under Scheme 2:  PBB shall pay to TGS the product or the difference between its TOP obligation and the quantity actually received in the year – both applicable to this Scheme 2- multiplied by the 25% of the EP effective for each year.

7.3

BREACH OF DOP COMMITMENTS

In the event that the total annual delivery of Ethane by TGS has been inferior to its DOP commitment, the breach corresponding to Schemes 1 and 2 shall be determined using the same proportions used for annual invoicing of the Quantities received by PBB under each of them.

7.3.1. Penalty corresponding to the breach of obligation of the DOP portion under Scheme 1: TGS shall pay to PBB an amount equal to the difference between its DOP obligation and the quantity actually delivered in the year, multiplied by the Penalty calculated in accordance with Art. 7.2.2.

7.3.2. Penalty corresponding to the breach of obligation of the DOP portion under Scheme 2:  There are two possibilities:

 (a) That the third parties have not implemented the resources required for the processing (shortage of gas, lack of transportation, limitations in the Liquid contents of the processed Natural Gas), in which case TGS is not held responsible for the non-compliance.

or

(b) That, due to its own operative problems, TGS has not supplied the corresponding quantities under Scheme 2. If this is the case, TGS is subject to a penalty similar to the one set forth in Article 7.3.1.

In both cases, TGS will have to furnish certifiable evidence on the causes of the lower gas supply for the purposes of the determination of the penalties set forth in Article 7.3 herein.

The Penalties set forth in this Article 7 shall be liquidated at the end of each Calendar Year during the term hereof and shall be credited to the corresponding Party within the first sixty (60) days of the Calendar Year immediately subsequent.

The Penalties set forth in this Article 7 shall constitute the single liability of the Parties derived from the lack of compliance with the supply commitments hereunder.

7.4

MODIFICATIONS OF TOP OR DOP DUE TO BREACH OF OBLIGATIONS

Both Parties by mutual consent may carry over total or partial breaches of their respective TOP or DOP commitments to the year subsequent to the year in which the breach of commitment has occurred, thus annulling the total or partial penalty corresponding to the year of the breach of obligations.

8.

QUALITY AND DELIVERY CONDITIONS

All the Ethane produced at TGS plant in General Cerri and supplied to PBB shall meet the following specifications:

LIMIT VALUE (Maximum Daily Average)

Ethane

Min. 95.5% weight (ASTM D-2505)

Methane

Max. 1,5 % weight (ASTM D-2505)

Propane and Superior

Max. 3% weight (ASTM D-2505)

Nitrogen

Max. 100 PPM (parts per million) volume

(ASTM D-2504)

Carbon Dioxide

Max. 60 PPM volume (ASTM D-2505/IR)

Water

A) Max 200 PPM volume (the water content of the product is measured with an Ametex 3050 OLV hygrometer with detection by quartz crystal oscillator (for flows inferior to 1050 MT/day)

B) Max 240 PPM volume (the water content of the product is measured with an Ametex 3050 OLV hygrometer with detection by quartz crystal oscillator (for flows superior to 1050 MT/day)

Ethane delivery pressure shall range from 28.5 manometrical Kilograms per square meter, and the 35,4 manometrical Kilograms per square meter, and the delivery temperature shall not be in excess of forty-nine centigrades (49°C).

In the event that the product delivered by TGS, whatever the cause, should not meet the agreed specifications, PBB must notify TGS of such circumstance within six (6) hours of recording the Ethane off-specifications and shall be entitled to interrupt the reception of Ethane or restrict the daily quantity of the Ethane off-specifications to improve its quality by means of its mix with Ethane from other sources.

8.1

PRICE ADJUSTMENT BY QUALITY FACTOR

At the end of each Calendar Year, the price of all Ethane delivered by TGS shall be adjusted by a quality factor which shall be calculated as follows:

(a)

Every month the monthly weighted average of mass concentration shall be calculated on the Ethane supplied by TGS.

(b)

In those months in which the mass concentration of the Ethane supplied by TGS is inferior to 95,5%, the price of the Ethane delivered in those months shall be reduced by a factor equivalent to the ratio between the average of mass concentration actually delivered and the 95,5%

(c)

In those months in which the mass concentration of Ethane delivered by TGS is superior to 95,5%, the price of Ethane delivered in those months shall be increased by a factor equivalent to the 50% of the percentage increase resulting from the ratio between the average of mass concentration of Ethane actually delivered and 95,5%. It is understood, however, that (i) the price increase resulting from this section shall only be used to compensate, until they coincide, the price reductions resulting from the application of section (b) above, but may not be used to increase the final price of Ethane invoiced by TGS to PBB and (ii) the compensation method described herein shall only be applicable if the weighted average of mass concentration of the Ethane delivered by TGS during the whole Calendar Year is equal or superior to the 96% in weight.

(d)

For the purposes of the computation of the weighted averages referred to in this Article it is understood that such calculation shall be made based on the daily quantities actually delivered.

(e)

The price adjustment by quality factor set forth in this Article, if applicable, shall be credited to PBB within the first 60 days of the immediately subsequent calendar year.

(f)

At the request of PBB the content of Methane in the Ethane may be increased up to 3 % in weight. For the purposes of the adjustment set forth in this Article 8.1., the calculation basis that sets forth the minimum of Ethane at 95.5% shall be modified to contemplate this variation. This means that the minimum of Ethane to be considered shall be of 94.0 % in weight for as long as deliveries should include a higher content of Methane.

9.

DELIVERY POINT

The Ethane produced by TGS shall be delivered to PBB at the Delivery Point located in the meter station existing at the General Cerri Complex.

10.

OWNERSHIP AND RISKS

The transfer of Ethane ownership and of the risk inherent to its manipulation shall be effected once the product passes the Delivery Point agreed in Article 9.

11.

FORCE MAJEURE

Its definition, scope and effects are those set forth in the Civil Code, Articles 513 and 514 and any rule or regulation thereunder. In the event of Force Majeure, the rights and obligations arising from this document shall be suspended while that situation lasts. The affected Party must notify the other within a term of five days upon the occurrence or the awareness of those causes, providing details of the facts and stating whether the suspension of the affected obligations shall be total or partial, enclosing documentary evidence. The affected Party shall do its best to remove the causes of Force Majeure as soon as possible in order to reduce its duration to the minimum, restricting the damage that such interruption brings upon the other Party.

Upon the expiration of the five (5)-day term set forth in the previous paragraph without compliance with the stipulations specified therein, the right to allege the exemption from the responsibility shall be null and void. The other Party must make a pronouncement with respect to the situation within (5) five consecutive days as from the compliance with the requisites mentioned above. If no pronouncement is made, the cause shall be deemed as accepted. In the event of a discrepancy regarding its scopes and duration, the issue shall be subject to the procedures of settlement of disputes set forth herein.

A given situation shall be considered as a special assumption of Force Majeure provided: i) its duration does not exceed seventy two (72) consecutive hours or seventy two (72) discontinued hours within a period of thirty (30) consecutive Days, and (ii) it involves serious deficiencies in operations in Cerri Complex and PBB facilities or General Cerri facilities, caused by the malfunctioning or unforeseen failure of any equipment or by the sudden interruption of its operations, not imputable to the Party which operates the affected facility, which leads to the obligatory total or partial cease of activities in the complex or facilities and prevents the compliance of contractual obligations. If the situation extends over the period set forth above, the situation shall be considered Force Majeure only if the case falls into the definition of the articles 513 and 514 of the Civil Code and any rule or regulation thereunder.

Notwithstanding the provisions set forth in the preceding paragraph, for the purposes herein neither electricity cutouts nor inconveniences in the quantity and/or quality of Natural Gas supply shall be treated as Force Majeure, regardless of the duration of these incidents.

Once the causes of Force Majeure, invoked and accepted, cease to exist this Agreement shall come into effect again and no Party shall be entitled to claim indemnification for the inactivity derived from Force Majeure.  The Party that has invoked Force Majeure must notify the other -by certifiable means- of the disappearance of the invoked fact. If the causes of Force Majeure should become permanent, the present contract shall be settled without originating any liability for damages. A Force Majeure cause shall be considered permanent when the fact or circumstance that originates it extends for the term of one year. In the event that before the year any of the Parties considers that the cause of Force Majeure has become permanent, it may request the agreement of the other Party to settle this contract on those grounds. In the event of disagreement on the nature of permanence of the related cause, before the term of the year is fulfilled, any Party may resort to the proceedings of settlement of disputes hereunder, giving notice to the other Party, with no fewer than ten days of advance notice. If on the contrary, the one-year term has already expired, the permanent nature of the Force Majeure cause is beyond discussion.

In no event shall Force Majeure be construed to affect obligations to pay amounts already due, derived from obligations prior to the occurrence of Force Majeure.

It is considered a special assumption of Force Majeure the circumstance that (i) the National Government levies taxes on the exports of polyethylene in a percentage in excess of 5% (Additional Taxes to polyethylene exports) and (ii) that, as a consequence of the application of such additional taxes to polyethylene exports, PBB must export at a loss.

Once the special situation of Force Majeure described in the preceding paragraph has been produced and denounced, PBB is entitled to reduce, without penalty and for as long as the circumstance prevails, its TOP commitment up to a percentage of volume identical to the volume of Ethane that PBB has used for the production of polyethylene for export during the 6 (six) months prior to the occurrence of the Force Majeure situation. For that purpose, it should credit at TGS satisfaction the quantities of Ethane it has used for the preparation of polyethylene for export.

12.

INVOICING AND PAYMENT TERMS

12.1

The quantities of Ethane to be invoiced by TGS to PBB shall be those measured on the basis of data obtained from the Meter Stations located at the Point of Delivery to PBB and the Point of Delivery to the Transporter (FR-501) downstream of General Cerri Complex.

17

12.2

TGS shall invoice to PBB on a monthly basis, the quantity of delivered metric tons of Ethane. The invoices and/or debit notes shall be issued in United States dollars. Notwithstanding the foresaid, PBB may pay the amount of the invoices in national currency, for which it must take into account the selling “today value” dollar quote of the Banco de la Nación Argentina on the working day previous to the date of the payment; for such purposes, payment shall be conducted at TGS domicile. If the specified quotation should not exist, the quote shall be the one that allows to buy the required dollars with national currency at the date of the maturity of the invoice payment in the markets of Montevideo, República Oriental del Uruguay or New York, United States of America.

12.3  The payment may be made by means of check drawn on a bank of the Autonomous City of Buenos Aires, the amount of which may be credited to TGS check account on the due date of the invoice or in the previous day if the due date is not a working day; or by means of a bank draft to the order of TGS, subject to TGS instructions.

12.4

The payment of value added tax (V.A.T.- I.V.A. in Argentina) corresponding to each sale shall be discriminated in each invoice and shall be paid together with the invoiced price in accordance with the stipulations set forth in the preceding paragraph.

12.5

The payment term shall be of ten (10) consecutive days as from the date of the reception of the invoice on the part of PBB. For those purposes, PBB agrees to consider as the invoice receipt date, the date on which it has received a copy of same via fax, at its offices located in the Polo Petroquímico of the City of Bahía Blanca.

12.6

The default of the payment obligation shall occur by operation of law, without need of previous claim. A monthly interest equivalent to the Libor Rate of one month plus 500 basic points shall accrue from the maturity date of the invoice until the date the payment is effected.

12.7

Upon expiration of the ten-day term for the payment of the invoices, TGS shall be entitled to suspend all delivery of Ethane until PBB pays off the invoice in arrears as well as the accrued interests. Thirty (30) days upon expiration of the payment term of the invoice, the default of the obligation of payment shall entitle TGS to rescind the contract and put a claim for the resulting damages.

12.8

Should there be observations to the invoices and/or credit or debit notes, PBB shall present the corresponding claim in writing within five consecutive days upon receipt of the invoices. If the claim is made before the maturity of the invoices and/or debit notes, PBB must pay the unquestioned amounts upon their maturity.

12.9

If upon maturity of the invoices and/or debit notes, PBB has not filed any claim, it must pay the aggregate amount without detriment to the right to formulate the corresponding observations in order to file the relevant claims in a term of twenty (20) consecutive days upon receipt of the invoices. Upon expiration of such term, PBB shall not be entitled to present any claim, and in that event TGS may repeal those claims by operation of law.

If the observations submitted by PBB were turned down by TGS on reasonable grounds, then the claimed amounts that have not been paid must be settled by PBB ten days upon receipt of the Certifiable Notice of the mentioned turndown by TGS and a punitive interest shall accrue on said amount pursuant to 12.6 of this Article, calculated for the period ranging from the date on which the payment should have been made and the date the payment is effected.

12.10

Notwithstanding the preceding considerations, PBB shall not waive its rights to continue with the claim of the questioned balances, and in the event that PBB claim is upheld by means of final judgment by an competent arbitration court, PBB shall be entitled to claim punitive interests on all the amount unduly paid, calculated in accordance with the stipulations of section 6 of this Article as from the date of the effecting of the payment.

13.

SIGNIFICANT CHANGES TO THE AVAILABILITY OF ETHANE UPSTREAM OF THE GENERAL CERRI COMPLEX.

In the event that (i) new facilities are started in some location upstream of General Cerri Complex which extract Ethane from the Natural Gas stream transported in TGS system and that previously had been received at General Cerri Complex for processing, and (ii) that, derived from this situation, TGS is unable to meet the delivery commitments set forth herein, the Parties shall make an attempt to renegotiate the terms of this agreement for a period of sixty (60) days upon the Certifiable Notice of TGS, which shall be carried out within a maximum term of six (6) months from the date of the commencement of the construction of the mentioned facilities. In the event of a failure to reach an agreement, any of the Parties may rescind this agreement and PBB may not demand TGS to comply with the conditions set forth herein. The annulment of the contract shall become effective 90 (ninety) days as from the date on which the gas flow mentioned above was interrupted due to the causes set forth above.

14.

ENTIRE AGREEMENT

This Agreement Proposal, subject to acceptance by PBB, shall be in force as from January 1, 2006, superseding and automatically annulling and terminating all previous existing agreements between the Parties in connection with the supply of Ethane proceeding from General Cerri Complex.

19

15.

SETTLEMENT OF DISPUTES

15.1

Any dispute between the Parties derived from this Agreement Proposal, its interpretation, validity, execution or breach of contract shall be settled by the Parties by means of negotiations which shall be conducted for a period of thirty (30) days.

15.2

If upon expiration of the negotiation period foreseen in Article 15.1 the Parties have failed to arrive to a settlement of the dispute, the dispute shall be subject to the decision of an Arbitration Court pursuant to the Rules of Arbitration of the International Chamber of Commerce.

15.3

The Arbitration Panel shall consist of three arbitrators. Each party shall appoint one (1) arbitrator, and the third arbitrator, who shall act as chairman of the panel, shall be appointed by both parties by mutual consent. In case of disagreement regarding the appointment of the third arbitrator, he or she shall be appointed by the Chairman of the Arbitration Court of the Buenos Aires Stock Exchange.

15.4

The arbitration proceedings shall be conducted in Buenos Aires in Spanish.

15.5

To the greatest extent allowed by applicable Law, the Parties waive their rights to file appeals against the arbitration award or exemptions against its execution. The execution of the award may be requested before the court of any competent jurisdiction.

15.6

The provisions of this Article 15 shall be binding even after settlement, rescission or termination of this Agreement Proposal and up to the definite termination of all issues derived from same.

20

16.

NOTICES AND ADDRESSES

16.1

For all legal purposes pursuant to this Agreement Proposal, the Parties constitute their domiciles at the addresses given below, which are the only places where all communications or notices made pursuant to this Agreement Proposal, whether judicial o off-court, shall be effective and valid:

a.

TGS

TRANSPORTADORA DE GAS DEL SUR S.A.

Don Bosco 3672, Piso 5°

(1206) Ciudad de Buenos Aires

República Argentina

Teléfono: 4865-9060

Fax: 4865-9060/50 int. 1104

At. Sr. Jorge Garcia / Dr. Adrián Hubert

b.

PBB

PBBPolisur S.A..

Av. Eduardo Madero n° 900 Piso 7°

(1106) Ciudad de Buenos Aires

República Argentina

Teléfono: 4319-0258/51/53

Fax: 4319-0250

At. Sr.Jorge de Zavaleta / Dr. Lino Alberto Palacio

16.2

Any of the Parties is entitled to change its domicile prior certifiable notice given with five (5) days of advance.

17.

BOARD OF DIRECTORS APPROVAL

17.1

The validity of this Agreement Proposal is subject to the approval of its terms by the Board of the PBB Head Office, The Dow Chemical Company, prior to July 31, 2006.

17.2

If the approval mentioned in preceding Article 17.1 is not obtained, this Agreement Proposal shall become invalid without any liability for any of the Parties and without detriment to the validity of any of the actions already performed.

21

This Agreement Proposal shall be deemed accepted if PBB does not submit observations and/or reject it by certifiable means within a term of three (3) days upon receipt of same.

EXHIBIT I – METHOD OF CALCULATION OF ANNUAL QUANTITIES

For the purposes of the calculation of the Annual Quantities (Quantities made Available by TGS, Quantities Requested by PBB), TGS shares with PBB the PGN System, which in its mode Ethane Maintenance/ Supply calculates the quantities in line with the spreadsheet shown below. Any discrepancy shall be dealt with by the Operations Committee pursuant to Exhibit III. The Parties shall meet periodically to sign the monthly spreadsheets.

ETHANE NOMINATIONS TGS PBB
MONTH:	JANUARY 2006
1	2	3	4	5	6	7	8	9
Day	QNomPBB	QNomTGS	QNomacept	Qreal	Responsible received quantity	RQ	SQ	ACCEPTED
	Ton/day	Ton/day	Ton/day	Ton/day		Ton/day	Ton/day
1	980	1000	980	797.446	TGS	980.000	797.446
2	980	980	980	964.038	TGS	980.000	964.038
3	980	980	980	955.190	TGS	980.000	955.190
4	980	980	980	962.972	TGS	980.000	962.972
5	980	980	980	931.065	PBB	931.065	980.000
6	960	1000	960	925.719	TGS	960.000	925.719
7	980	1020	980	993.018	""	993.018	993.018
8	980	1020	980	975.910	""	975.910	975.910
9	980	1020	980	1018.095	""	1018.095	1018.095
10	980	1020	980	945.982	""	945.982	945.982
11	980	1020	980	877.769	""	877.769	877.769
12	960	1020	960	935.243	TGS	960.000	935.243
13	960	1020	960	956.310	TGS	960.000	956.310
14	1000	1020	1000	1029.466	""	1029.466	1029.466
15	1000	1020	1000	984.570	PBB	984.570	1020.000
16	980	1020	980	975.824	TGS	980.000	975.824
17	960	1020	960	915.168	PBB	915.168	1020.000
18	960	1020	960	950.685	PBB	950.685	1020.000
19	960	1020	960	963.368	PBB	963.368	1020.000
20	980	1020	980	974.877	PBB	974.877	1020.000
21	980	1020	980	1009.292	PBB	1009.292	1020.000
22	980	1020	980	1002.925	PBB	1002.925	1020.000
23	980	1020	980	959.993	PBB	959.993	1020.000
24	980	1020	980	951.885	PBB	951.885	1020.000
25	980	1020	980	952.423	""	952.423	952.423
26	980	1020	980	756.519	""	756.519	756.519
27	600	1020	600	681.136	""	681.136	681.136
28	600	1020	600	588.464	""	588.464	588.464
29	800	1020	800	836.161	PBB	836.161	1020.000
30	900	1020	900	837.771	PBB	837.771	1020.000
31	900	1020	900	861.068	""	861.068	861.068
Total	29200	31420	29200	28470.352		28777.61	29352.592

					Combo List
					TGS
					PBB
					""

•

Column 1 defines the date of recording.

•

Column 2 is QnomPBB  PBB Nomination.

•

Column 3 is QnomTGS TGS Nomination

•

Column 4 is accepted nomination pursuant to 5.4.c) QNomacep

23

•

Column 5 defines the actual quantity of Ethane received by PBB, Qreal, measured at the Meter Station and established in the Daily Delivery Minute made by both parties.

•

Column 6 defines the Party responsible for the limitation of the received quantity.

Entries to this column might be: TGS, PBB or “” (blank cell). When the flow pressure in PBB is low and PBB has to resort to material stored in tank (Sphere D4902) to feed its furnaces, it can be assumed that TGS is restricting the delivery. There should exist a certifiable communication of this operating condition and acknowledgement from both parties of the cause preventing higher delivery, thus being formalized the acceptance of the circumstance.

If on the contrary, PBB reception pressure increases and TGS is forced to re-inject relevant quantities during the day, it may be assumed that PBB is restricting the delivery.  There should exist a certifiable communication of this operating condition and acknowledgement from both parties of the cause preventing higher delivery, thus being formalized the acceptance of the circumstance.
If this situation involved delivery of Ethane off-specifications, the responsibility is attributed to TGS, as PBB could restrict the delivery to mix with Ethane proceeding from its own sphere.

If the responsibility should not be attributable to either Party, it is deemed that PBB has received all the Ethane that TGS delivered and the cell remains blank (“”).

•

The seventh column defines the quantity allocated to PBB (RQ). (Quantities required by PBB) It is calculated as follows:

Condition	Value
If Qreal <= QNomacep and TGS Resp.	QnomPBB
If Qreal <= QNomacep and TGS is not Resp	Qreal
If Qreal > QNomacep and TGS Resp. and QnomPBB > Qreal	QnomPBB
If Qreal > QNomacep and TGS is Resp. and QnomPBB <= Qreal	Qreal
If Qreal > QNomacep and TGS is not Resp	Qreal

The eighth column defines the quantity allocated to TGS (SQ). (Quantities made Available by TGS). It is determined as follows:

Condition	Value
If Qreal <= QNomacep and PBB Resp	QnomTGS
If Qreal <= QNomacep and PBB is not Resp.	Qreal
If Qreal > QNomacep and PBB Resp. and QnomTGS > Qreal	QnomTGS
If Qreal > QNomacep and PBB Resp. and QnomTGS <= Qreal	Qreal
If Qreal > QNomacep and PBB is not Resp.	Qreal

During Scheduled Shutdown days (art.5) both Parties shall nominate 0 tons and in column 6 shared responsibility is specified (“”). If the days of Scheduled Shutdowns are in excess of the 20 days of scheduled shutdown allowed per year, in the days in excess the responsible of the shutdown shall be nominated 0 and the other Party shall nominate the quantity it could deliver or receive, and in column 6 the responsible of the shutdown is indicated.

The totaling of column 5 shall be the actual quantity received by PBB, which shall contribute to the Quantity set forth in Article 7 herein.

The totaling of columns 7 and 8 shall be the quantities allocated in each month to each Party for the purposes of Article 7 herein. (calculation of the quantities of Deliver or Pay or the Quantities of Take or Pay).

Column 9 is for the electronic signature of the acceptance of the daily information by PBB.

25

EXHIBIT II  - MEASUREMENT

        1 - SCOPE

This Exhibit sets forth the standards that measurements must conform to and the specifications that the metering equipment used for invoicing must meet, as well as operational standards and the procedures to follow for the calculation of the amounts to be invoiced.

2 –MEASUREMENT FACILITIES

The transportation company shall maintain and operate each one of the components of the meter station, the elements of which must comply with the requirements detailed below:

2.a. – METER STATION

Each meter tube shall comply with the standards set forth in the report N° 3 of the Measurement Committee of the American Gas Association , 1985 Edition.

They shall be equipped with a plate holder for the change of the plate without flow interruption.

2.b.- INSTRUMENTS

The measurement station shall be supplied with :

CHROMATOGRAPH, for quantitative and qualitative analysis of the components of the delivered product, which shall conform a stream of the line chromatograph of the Cryogenic Plant.

The accuracy tolerance of the results of the analysis shall be as specified by Standard ASTM-D 1945.

The integration of the analysis information shall be carried out by means of a digital electronic system, supplied with a printer directly linked to the graphic recorder.

MULTIVARIABLE ELECTRONIC TRANSMITTER OF DIFFERENTIAL PRESSURE, STATICS AND TEMPERATURE.

A differential pressure, statics and temperature transmitter shall be assembled on the pressure tap of the plate holder through a 5-way manifold.

The multivariable transmitter has the following features:

Variable

Sensitive Element

Differential Pressure

Strain gauge Sensor

Static Pressure

Strain gauge Sensor

Temperature                         RTD Sensor (Pt 100)

R.T.U. (REMOTE TERMINAL UNIT) :

The transmitter is linked to a RTU  installed in the control room of the Cryogenic Plant. In this unit, the variables of differential pressure, statics and temperature and volume calculations shall be electronically recorded .

3 – OPERATION

3.1 – PRESENCE OF THE PARTIES

TGS  commits to confirm to PBB  with an advance of 48 hours the performance of each scheduled calibration. PBB commits to request from TGS such confirmation 48 hours before each calendar date if TGS should not confirm, in order to avoid the unawareness by any of the Parties of any modification to it.

TGS  shall not be able to carry out any of the calibration activities of this calendar without having certifiable proof of the confirmation by PBB of the performance of the activity.

If the date has been confirmed, and PBB has not attended, TGS may conduct the operation of contrast and calibration without the presence of the other Party; but in no event may PBB sign a minute of contrast and calibration without having attended and participated in this operation.

If the absence of PBB to the operation of calibration is due to a unforeseen event preventing PBB attendance, TGS operation shall be deemed valid until the next agreed calendar date, and TGS shall send to PBB a print of the relevant information of the events.

TGS  commits to notify PBB of any circumstance that forces it to interrupt any agreed activity (for example, bad weather, problems with instruments, etc) in order to avoid ineffectual deployment of staff and commits to reschedule the delayed activity at PBB personnel’s convenience.

3.2 – VERIFICATIONS, CALIBRATIONS AND ADJUSTMENTS

Installed instruments shall be gauged regularly in the presence of representatives of both Parties, with the frequencies indicated below :

Element

Frequency

Meter Station Inspection

twice a year

Orifice Plate Inspection

every six months

Chromatograph

monthly

Differential pressure

every six months

Static pressure

every six months

Temperature

annual

3.2.1 – ADMISSIBLE TOLERANCES

A value of 1.35% in volume is tolerated as admissible error in an orifice plate measurement with electronic computer. This tolerance is in line with the Report N° 3 of AGA on the primary element and the tolerances of related instruments in connection with measurement and variables recording.

3.2.2– CORRECTION OF MEASUREMENT ERRORS

If upon verification of a measurement equipment an error is found in excess of the values tolerated for the instrument, but its incidence in the calculation of the volume is lower than ± 1,35%, the instrument shall be adjusted immediately to achieve the minimum deviation possible.

Values recorded or obtained prior to the verification shall be deemed valid for invoicing purposes.

The same criteria shall be adopted when deficiencies or errors of other kind of components of the system are detected, for instance: leakage in valves, errors in the configuration of the unit, errors in the diameter of the orifice plate, etc. In such events, the assessment of the error may be conducted experimentally by means of comparison between values prior and subsequent to the normalization or by means of mathematical calculation, if applicable, operating the system in the same conditions prior to the detection of the deficiencies.

3.3 – ALTERNATIVE AND BACK-UP MEASUREMENTS

If due to programs of inspection, calibrations, adjustments or maintenance the measurement system should be temporarily annulled , or if the interruption were attributable to Force Majeure (if the measurement system accidentally goes out of service) , the Parties shall agree on a method for the assessment of the volume transferred during the annulment of the main system, or any other volume gauge in service may be used, provided it is used for the same gas flow and the resulting information of both systems is consistent. Such decision must be reflected and formalized in the subscribed documents.

3.4 – CONFIGURATION PARAMETERS IN THE COMPUTER UNITS.

The Operator of the Measurement Point shall not modify the configuration parameters unless there is prior consent of the other Party and the modifications are recorded in a Minute.

3.5 - TAMPER-INDICATING TAPE SEALS

Both companies agree to implement a system of tamper-indicating tape seals to ensure the inviolability of the measurement systems. To such purposes, numbered tape seals shall be placed wherever it is necessary.

The tamper-indicating tape seals shall be used in such a way as to render it impossible to violate the measurement system without breaking one of them, consequently the personnel who puts the tape seals is responsible for the compliance of this requisite.

The tamper-indicating tape seals to be placed are the ones corresponding to TGS. PBB is entitled to place its own tape seals, as long as they do not interfere with the ones placed by TGS.

The detection of a broken tape seal shall be immediately denounced to PBB, through the Operations Committee, who shall deal with the case and define the measures to be taken.

3.6 – SPARE PARTS TO BE USED IN THE MEASUREMENT SYSTEM

TGS commits to use legitimate and new spare parts in the reparation of units related to the measurement system. Legitimate shall mean parts proceeding from the manufacturer of the equipment.

In the event that the stipulation set forth in the previous paragraph is impossible to abide by, whether due to a discontinuance of the product or due to delays in the delivery of certain spare part, the Operations Committee shall determine the course of action to adopt, and this decision shall be documented and formalized in the technical description of the measurement.

4 – INVOICING :

4.1 – The measurement unit for invoicing shall be the metric ton.

However, the gas flow shall be measured in normal cubic meters ( at 15° C and  101,325 Kpa )

4.2 – ATMOSPHERE PRESSURE AT THE MEASUREMENT POINT

As atmospheric pressure (barometric) for the purposes of the measurement, it shall be adopted the annual average value published by the National Weather Service in its latest Manual  of “Weather Statistics”. If in such manual the place where the Measurement Point is located should not be included, the value of the closest place with similar altitude shall be taken.

4.3 – MEASUREMENT PROCESSING

The computer set up with the characteristic values of the meter station (tube diameter, diameter of the orifice plate, location of pressure taps, etc.) receives from a transmitter the values of the variables: differential pressure, static pressure and temperature. Besides, it can have an on-line connection to the plant line chromatograph.

At the beginning, the point of measurement shall not have an on-line cromatographic signal, for this reason the characteristic values of the composition of the point of measurement shall be used on a fixed mode in the set up of the computer for the calculation of the local volume and then it shall be recalculated based on the actual composition of the chromatograph, entered manually for the period under study. In all events, AGA Report N° 8 shall be used.

The computer applies the calculation algorithms set forth in the standard AGA Report N°3 92 version, determining the value of the volume. The calculation is made by means of the creation of records of a minimum scope of an hour.

The Operations Committee may set forth other guidelines for recalculation, when the preset chromatograph comes out of service.

DETERMINATION OF SUPERIOR CALORIFIC POWER AND RELATIVE DENSITY

The calorific power of delivered Ethane shall be determined based on the cromatographic analysis, in accordance with the calculation method outlined in the standards GPA-2172, ISO 6976 o IRAM-IAP A6854. The value thus obtained shall be the one used for the correction of the measured gas volumes.

Preference shall be given to the use of Standard ISO 6976, gradually adapting the systems in use to this standard.

The relative density of delivered Ethane, based on its composition, shall be assessed in accordance with the provisions of Reports AGA N° 3 and N° 7. To those purposes, standards GPA-2172, ISO 6976 or IRAM-IAP A 6854 are applicable.

The conversion factor for the calories at 15 °C, is as follows.

1 Kcal at 15 °C (kcal 15) = 4,185 5 Kjoule (Kj) = 3,967 088 BTU

DETERMINATION OF THE CHROMATOGRAPHIC COMPOSITION

An on-line or laboratory chromatograph in gaseous phase shall be used, as applicable. The configuration of the columns and detectors shall be agreed upon by the Parties, based on the frequency of use for Natural Gas analysis.

For the calibration of equipment in service, ASTM D-1945/91standard repeatability and reproductivity tolerances shall be used.

5. – CARBON DIOXIDE MEASUREMENT

The measurement of Carbon Dioxide is carried out by PBB in its facilities, with an instrument Hartman & Braun that meets the following specifications: .

TAG: AR-1005 CR

Trademark: Hartman & Braun

Model: URAS 4

Type: Infra-red analyzer

Measured Component: CO2 in Ethane

Measurement Range: 0 a 2000 ppm

PBB must submit to TGS the minute of regular gauge of such instrument.

EXHIBIT III  -  OPERATIONS COMMITTEE

1

Operating issues related to the execution of this agreement, shall be dealt with and settled by an Operations Committee which shall consist of two (2) representatives of the Parties, and which shall conduct meetings alternately once at TGS facilities and the following time at PBB facilities. The Parties may, by mutual consent, modify the place where the meetings shall be conducted.

The Operations Committee shall meet at the request of any of the Parties. The members of the Operations Committee shall have full authority to settle all the issues that fall within their responsibility.

The functions of the Operations Committee are as follows:

a)

Agree on the Ethane delivery programs, object of this agreement.

b)

Control and approve measurements

c)

Verify regularly the calibration of all Measurement units and composition analysis equipment, pursuant to the provisions of Exhibit II of this Agreement.-

d)

Prepare all the documents required to record the development and result of the performed activities and the issued communications.

e)

Agree on operating standards related to the mentioned operations.

2

Ten (10) days upon the execution of this Agreement, the Parties shall appoint their representatives to the Operations Committee, notifying the other Party by means of a Certifiable Notice. Any of the parties can change representatives at any time, by means of a Certifiable Notice to the other Party.

3

If the Operations Committee is not constituted or if at least one representative of each Party is not present at the meetings, the Parties shall conduct mutual consultations in order to try to settle the issues the committee should deal with and if they fail to do so within a ten-day term they may resort to the proceedings of settlement of disputes pursuant to Article 17 herein.

4

If the Operations Committee is unable to solve any issue of its competence due to disagreement between the Parties, the provisions set forth in Article 17 herein shall be of application.

EXHIBIT 8.1

SUBSIDIARIES

The following are our subsidiaries:

Company Name	Country of incorporation	Proportion of Ownership Interest
Telcosur	Argentina	99.98%

1

EXHIBIT 11.1

CODE OF CONDUCT

-i-

PREFACE

The Board of Directors of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) has adopted this Code of Conduct (this “Code”) to:

•

promote honest and ethical conduct, including fair and ethical handling of conflicts of interest;

•

promote full, fair, accurate, timely and understandable disclosure of information;

•

promote compliance with applicable laws and governmental rules and regulations;

•

ensure the protection of the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•

deter wrongdoing.

This Code of Conduct will be effective as of the day following approval by the Company’s Board of Directors.

Part A of the Code contains the Company’s General Code of Business Conduct and Ethics, which sets forth the general principles and ethical standards that Directors, Statutory Auditors, Executive Officers and Employees of the Company must follow in conducting the business of the Company.  Part B of the Code contains the Company’s Code of Conduct, Policies and Procedures, which sets forth the Company’s additional specific policies and procedures applicable to certain Company activities and certain matters related to employment with the Company.

It is the responsibility of every Director, Statutory Auditor, Executive Officer and Employee of the Company to be familiar with the Code and to adhere to those principles, standards and procedures set forth in the Code, especially those applicable to their duties.

Any Director, Statutory Auditor, Executive Officer or Employee that violates the Code will be subject to disciplinary action. Any Director, Statutory Auditor, Executive Officer or Employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person promptly.  Failure to do so is itself a violation of this Code. Should you have any question or uncertainty regarding the meaning of any provision of this Code, please contact the Code of Ethics Contact Person.

For purposes of this Code, the “Code of Ethics Contact Person” will vary according to the case.  For an Employee who is not an Executive Officer, the “Code of Ethics Contact Person” will be the Compliance Officer.  For Directors, Statutory Auditors and Executive Officers of the Company, the “Code of Ethics Contact Person” will be the Chairman of the Auditing Committee .

Pablo Ferrero

C.E.O.

HOW TO USE THIS CODE

TGS has a Code of Conduct with principles, standards and procedures that must be observed when conducting its business.  Consequently, it is imperative that every Director, Statutory Auditor, Executive Officer and Employee of TGS understands the scope of this Code and reviews the Code’s principles, standards and procedures, particularly those applicable to their duties.

Therefore, we request that you:

1.

carefully review the provisions of this Code, and

2.

in case of doubt regarding the meaning of any provision of this Code, please contact the Code of Ethics Contact Person promptly.

Scope:

This Code is applicable to Directors, Statutory Auditors, Executive Officers and Employees of the Company and its controlled company.

TGS’ suppliers, independent contractors, advisors, and clients are expected to accept the ethical principles contained in this Code, to which end they will receive a copy of said Code for acknowledgement of receipt.

Definitions:

“Directors” means Board of Directors’ members

“Statutory Auditors” means Auditing Committee members

“Executive Officers” means the Chief Executive Officer, the Chief Financial Officer, Executive VP.

“Employees” means all personnel not included in the previous definitions, whether employed at headquarters or other facilities, on a permanent or temporary basis, full-time or part-time, and includes all activities inherent to each person employed at TGS.

Sphere of Application:

This Code is also applicable to TGS’ controlled companies.

All Directors, Statutory Auditors, Executive Officers and Employees must accept the obligation to comply with the provisions of this Code of Conduct. The Company requires all Directors, Statutory Auditors, Executive Officers and Employees to fill in and sign a Statement of Agreement with the Code of Conduct and a Confidential Information Certificate, which are attached as Annex A B and C to this Code.  Both the Statement and the Certificate must be filled in and signed as proof of acknowledgement and acceptance of the principles, standards and procedures set forth in this Code. You are requested to fill in, sign and date both the Statement and the Certificate and submit them to the Human Resources Department.  These certificates shall be kept in each Executive Officer’s or Employee’s  file in the Human Resources Department.  In the case of Directors and Statutory Auditors, said documents shall be kept in the Legal Affairs Department.

Directors, Statutory Auditors, Executive Officers and Employees shall be requested to fill in and sign the Statement of Agreement with the Code of Conduct on an annual basis, or upon any amendment to the Code.  In the event of a change in any employee’s personal situation , resulting in the outdating of the Statement formerly submitted, a new updated Statement must be promptly provided  to the Human Resources Department.

All new Directors, Statutory Auditors, Executive Officers and Employees, upon commencing their employment with TGS, must fill in and sign the Statement of Agreement with the Code of Conduct and the Confidential Information Certificate and submit them to the Human Resources Department or the Legal Affairs Department accordingly.

PART A – GENERAL CODE OF CONDUCT AND ETHICS

SECTION 1 – NTRODUCTION

Part A of the Code of Conduct provides Directors, Statutory Auditors, Executive Officers and Employees of the Company with the principles and standards for ethical decision making.  It is TGS´ policy to maintain a high level of integrity in all of its actions, in excess of those required by law.  Full compliance with the principles, standards and procedures set by the Company is vital. In addition, every Director, Statutory Auditor, Executive Officer and Employee at TGS is encouraged to freely communicate with the Code of Ethics Contact Person in the event that an ethical issue arises.

SECTION 2 - – HONEST AND CANDID CONDUCT; ETHICAL STANDARDS

Every Director, Statutory Auditor, Executive Officer and Employee owes a duty to the Company to act with integrity.  Integrity requires, inter alia, being honest and candid.  Deceit and subordination of principles are inconsistent with integrity.

Every Director, Statutory Auditor, Executive Officer and Employee shall:

•

Act with integrity, honesty and candidness, while maintaining the confidentiality of information as required by Company policies.

•

Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies.

•

Adhere to  high business ethical standards.

•

Fully observe all of his or her ethical and legal responsibilities at all times, aimed at maintaining the Company’s good reputation.

•

Conduct all transactions and relationships with private, official and governmental entities with honesty, impartiality and fairness.

In addition, every Director, Statutory Auditor, Executive Officer and Employee shall not:

•

Perform any activities alien to Company activities, during working hours, both inside and outside company facilities. During said working hours, full-time employment with TGS will be required. This clause is not applicable to Directors and Statutory Auditors.

•

Forge or adulterate information, authorizing signatures, records, receipts or any other document.

•

Perform transactions (such as collection, payment, etc) or deals (such as acquisitions, sales, leases, etc) without due authorization in accordance with applicable policies.

•

Engage in fraudulent behavior towards the Company.

•

Collect money or charge fees of any nature or from any source, as a result of performing company-related activities or acting as a company representative, except for fees or salaries received from the Company.

•

Conduct himself or herself in a way that might, directly or indirectly, cause damage to the Company’s interests, or that might provide the employee with a personal benefit as a result of his or her employment.

•

Receive or give any commission, benefit, gift or other item of value in exchange for special considerations or any other kind of privilege.

•

Use Company confidential information for his or her personal benefit or for third parties’ benefit.

SECTION 3 – CONFLICTS OF INTEREST

3.01 - General

Directors, Statutory Auditors, Executive Officers and Employees must avoid situations that either appear to be, or actually are, in conflict with TGS’ interests. Service to the Company shall never be subordinated to personal gain or advantage.

A “conflict of interest” occurs when a Director’s, Statutory Auditor’s, Executive Officer’s or Employee’s private interest interferes or appears to interfere with the interests of the Company.  A conflict of interest mayarise when a Director, Statutory Auditor, Executive Officer or Employee makes decisions or has interests that may make it difficult to perform his or her job with the Company objectively and effectively.  For example, a conflict of interest would arise if a Director, Statutory Auditor, Executive Officer or Employee, or a member or his or her family, received personal benefits as a result of his or her position in the Company, in addition to the earnings inherent to his or her position.

The specific facts and circumstances of each situation shall determine if such interest gives rise to a potential conflict of interest. It is not possible to list every possible conflict of interest situation, due to the great variety of ways in which a conflict of interest may arise; however, clear conflict of interest situations involving Directors, Statutory Auditors, Executive Officers and Employees who hold supervisory positions or who have discretionary authority in dealing with any third party ,may include the following:

•

any significant ownership interest in any supplier or client;

•

any consulting or employment relationship with any client, supplier or competitor;

•

any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•

the receipt of non-nominal gifts or excessive entertainment from any company with which TGS has current or prospective business dealings;

•

holding a supervisory position, or having any influence on performance reviews, payments or benefits of any family member.

Any situation  representing a conflict for a Director, Statutory Auditor, Executive Officer or Employee will also be likely to represent a conflict if it is related to a member of his or her family.

3.02 – Apparent Conflicts of Interest

An apparent conflict of interest may be just as harmful to TGS’ reputation as an actual conflict of interest. An apparent conflict of interest may be difficult to identify for the parties involved.  Every Director, Statutory Auditor, Officer and Employee is expected to objectively analyze his or her own conduct and determine whether a reasonable and disinterested observer (e.g., a client, supplier, shareholder, inspector or government official) may or may not have any grounds to believe that:

•

the confidential nature of the business relationship has been breached;

•

business relationships with TGS are entered into on the basis of friendship, family ties, or the giving or receiving of gifts or personal favors;

•

TGS’ resources are used for the personal benefit of Directors, Statutory Auditors, Executive Officers or Employees of TGS;

•

TGS’ client needs are not taken into account in the decision-making process.

If a Director’s, Statutory Auditor’s, Executive Officer’s or Employee’s actions are reasonably considered by an objective third party to fall within any of the preceding categories, such Director, Statutory Auditor, Executive Officer or Employee shall be in breach of this Code and shall adjust his or her conduct to safeguard the reputation of TGS and its Employees.

Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest shall be discussed with the individual’s Code of Ethics Contact Person.

3.03 –  Statement Regarding Potential Conflicts of Interest

As noted above under “How to Use This Code”, every Director, Statutory Auditor, Executive Officer and Employee is required to fill in and submit the Statement of Agreement with the Code of Conduct as a condition of his or her employment with TGS.  Pursuant to this Statement, every Director, Statutory Auditor, Executive Officer and Employee is required to: (1) certify his or her compliance with the principles, standards and procedures set forth in this Code of Conduct and (2) inform whether or not there is any previous or current situation or circumstance applicable to such Director, Statutory Auditor, Executive Officer or Employee that may be interpreted as a conflict of interest and, if so, to notify such situation or circumstance.

Directors, Statutory Auditors, Executive Officers and Employees shall be requested to fill in and sign the Statement of Agreement with the Code of Conduct on an annual basis, or upon any amendment to the Code.  In the event of a change in any employee’s personal situation, resulting in the outdating of the Statement formerly submitted, a new updated Statement must be promptly provided to the Human Resources Department.

Every new Director, Statutory Auditor, Executive Officer or Employee, upon commencing his or her employment with or service for the Company, shall fill in and sign the Statement of Agreement with the Code of Conduct and enter in such Statement any situation or circumstance applicable to such person that might be interpreted as a conflict of interest.  As noted above, this Statement  shall be in force for as long as the employment with TGS lasts.  Therefore, if the situation or circumstances applicable to any Director, Statutory Auditor, Executive Officer or Employee change so that the Statement he or she has provided is no longer valid, he or she must promptly provide an updated Statement to the Human Resources Department.

The matters that a new Director, Statutory Auditor, Executive Officer or Employee must enter in the Statement, which is attached as Annex A to this Code, include (but are not limited to):

•

a list of previous jobs;

•

any position, if applicable, that said Director, Statutory Auditor, Executive Officer or Employee holds in other companies or intends to hold simultaneously with his or her position at TGS; and

•

a commitment by said Director, Statutory Auditor, Executive Officer or Employee to notify situations or circumstances (such as any personal friends of said Director, Statutory Auditor, Executive Officer or Employee who are employed as salespersons in the Company’s supplier companies)  that could influence TGS’ purchasing activities or otherwise represent a potential conflict of interest.

As described in Section 6 below, during the course of his or her employment with TGS, every Director, Statutory Auditor, Executive Officer and Employee shall promptly report any arising situation or circumstance of this kind, including any change in said situation or circumstance.

SECTION 4 – DISCLOSURE OF INFORMATION

Every Director, Statutory Auditor, Executive Officer or Employee involved in the Company’s disclosure process, including the Chief Executive Officer, the Chief Financial Officer and the Finance and Corporate Information Manager and any other Executive Officer holding similar positions, is required to be familiar with and to comply with the Company’s checks and relevant information disclosure procedures as well as  internal checks for the disclosure of economic-financial information, to the extent relevant to his or her area of responsibility, so that the Company's public reports and documents filed with the Argentine Comisión Nacional de Valores (the “CNV”) or the U.S. Securities and Exchange Commission (the “SEC”) comply in all material respects with the applicable U.S. and Argentine federal public offering laws and CNV and SEC rules.  In addition, each such person having direct or supervisory authority regarding these CNV and SEC filings or other Company public communications concerning its business, results, financial status or prospects shall, to the extent appropriate within his or her area of responsibility, consult with other Company Executive Officers or Employees and take the appropriate steps with the aim of making a full, fair, accurate, timely and understandable disclosure.

Every Director, Statutory Auditor, Executive Officer or Employee who is involved in the Company’s relevant information disclosure process, including without limitation the Chief Financial Officer, must:

•

Become familiar with the relevant information disclosure requirements applicable to the Company, as well as with the business and financial operations of the Company.

•

Not knowingly misrepresent, or cause others, whether within or outside the Company,  including independent auditors, government regulatory bodies or self-regulatory organizations to misrepresent Company facts disclosed to them.

•

Properly review and critically analyze proposed disclosure to the market for accuracy and completeness (or, where appropriate, delegate this task to others).

SECTION 5 – COMPLIANCE

5.01 – Overview

It is the Company’s policy to comply with all applicable laws, rules and regulations.  Likewise, It is the personal responsibility of every Director, Statutory Auditor, Executive Officer and Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations.

For the Company’s specific policies and procedures with respect to compliance with antitrust laws, international trade controls, fair labor practices, anti-money-laundering laws and environmental, health and safety standards, see Section 6 of the Company’s Code of Conduct, Policies and Procedures (Part B of the Code).

5.02 – Trading of Securities

TGS endorses and complies with all prohibitions regarding insider trading arising from applicable laws and regulations.  It is against Company policy and in many circumstances illegal for a Director, Statutory Auditor, Executive Officer or Employee to profit from undisclosed information relating to the Company or any other company.  No Director, Statutory Auditor, Executive Officer or Employee shall purchase or sell any of the Company’s securities while in possession of material non-public information relating to the Company.  In addition, no Director, Statutory Auditor, Executive Officer or Employee may purchase or sell securities of any other company while in possession of any material non-public information relating to that company.

In connection with the trading of securities, the Company has developed a set of principles and standards to be used as a guideline by its Directors, Statutory Auditors, Executive Officers and Employees:

•

Directors, Statutory Auditors, Executive Officers and Employees shall not use their position for their own advantage to buy new debt or share issues, , or to buy or sell outstanding securities.

•

Directors, Statutory Auditors, Executive Officers and Employees holding positions that may influence TGS’ choice of stockbrokers shall not accept any favor or gift from the stockbroker or his or her firm, since such behavior may be interpreted as the employee’s actual or apparent commitment to such stockbroker or firm.

•

No Director, Statutory Auditor, Executive Officer or Employee shall buy or sell shares while in possession of material non-public information regarding  actual or potential future events in connection with such shares or likely changes in TGS investment policies.  Employees who research investments as part of their duties shall not trade in any securities they may potentially recommend to the Company.

•

Directors, Statutory Auditors, Executive Officers and Employees who know that TGS has entered into or intends to enter into transactions in certain shares are prohibited from carrying out any personal transactions that may have a negative effect on the prices obtained by TGS.  Directors, Statutory Auditors, Executive Officers and Employees are particularly warned against such transactions since said individuals may be considered to be trading based on material non-public information.

•

When handling confidential or non-public information, TGS Directors, Statutory Auditors, Executive Officers and Employees shall not use such information for their personal benefit or disclose such information to third persons.

•

Material non-public information is any information that may have an effect on the price of TGS’ shares, including any information that an investor would consider relevant when buying or selling TGS’ shares.  For example, any forecasts of future earnings or losses, news of potential mergers, acquisitions or takeover bids, changes in dividend policies, offerings of shares, changes in management, or financial liquidity problems.

•

Information is considered public once it has been disclosed to investors in general. Generally, this is done by means of a press release to the CNV, the SEC and the Buenos Aires Stock Exchange. However, even when the information has already been released, Directors, Statutory Auditors, Executive Officers and Employees shall await for a reasonable period of time before disclosing said information (at least one business day). It is advisable to take all reasonable precautions once the information has been disclosed.

•

No exceptions shall be made to the prohibitions contained in this Section 5 for any personal reason (such as the need to obtain money for an urgent expense).  Even transactions that may only appear to be illicit must be avoided in order to preserve the Company’s reputation and its adherence to the highest ethical and professional standards.

Any Director, Statutory Auditor, Executive Officer or Employee who is uncertain about the legal regulations in connection with the purchase or sale of any Company securities, or any securities in companies that he or she is familiar with by virtue of his or her work for the Company, shall consult with the Compliance Officer or the Auditing Committee before making any such purchase or sale.

As shown in Annex C of this Code, all Directors, Statutory Auditors and Executive Officers  of TGS shall annually notify the Code of Ethics Contact Person about their and their close relatives’1 holding of shares and debt securities of the Company, , in accordance with applicable laws.

SECTION 6 – REPORTING VIOLATIONS OF THE CODE AND ACCOUNTABILITY

The Auditing Committee is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation.

As a condition of employment with or service for TGS, all Directors, Statutory Auditors, Executive Officers and Employees are required to comply with the provisions of this Code. Any Director, Statutory Auditor, Executive Officer or Employee that violates the Code shall be subject to disciplinary action, including suspensions, dismissal, or any other action, including legal action, that the Company considers suitable under the circumstances.

Any Director, Statutory Auditor, Executive Officer or Employee who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person promptly.  To that end, the established procedure shall be followed. Failure to do so is itself a violation of this Code.

Employees may also report existing or potential violations of the Code anonymously by calling the Company’s hotline established for this purpose (0-800-666-0962).

Directors, Statutory Auditors, Executive Officers and Employees must also report any unusual, suspicious or illegal conduct.  The following are examples of matters that Employees are required to report to the Code of Ethics Contact Person:

•

Financial dealings involving or likely to involve illicit actions by a TGS Director, Statutory Auditor, Executive Officer or Employee, regardless of their position or geographic location.

•

Transactions involving or likely to involve losses to the Company.

•

Suspected theft of money or other assets.

•

Any unusual or suspicious transaction or business exposing TGS to losses or risks harming its reputation.

•

Irregular, fictitious or disguised accounting records.

•

Any funds or other assets, expenses, incomes or liabilities not entered in the books.

•

Any unusual significant change affecting the internal control, the custody or the physical protection of Company assets.

•

Any significant, non-routine changes in operating procedures.

•

Disclosure of confidential information.

•

Significant lifestyle changes of any Director, Statutory Auditor, Executive Officer or Employee.

•

Unauthorized transactions and abuse of exceptions to the Company’s policies and procedures by Executive Officers who have been delegated authority over such policies and procedures.

•

Complaints by clients, suppliers or third parties that suggest non-compliance with the Code or applicable laws or regulations.

•

The existence of money or other assets whose origin cannot be explained by the activities of the Company.

The preceding list is not exhaustive. Directors, Statutory Auditors, Executive Officers and Employees must report to the Code of Ethics Contact Person any other matters they consider appropriate to report, even if it is not included on the above list. The Code of Ethics Contact Person shall submit the matter to the Auditing Committee.  The Auditing Committee shall carefully review and evaluate every report submitted to it and act in accordance with the policies and procedures set forth in TGS’ Antifraud Policy.

Any questions about the interpretation and application of this Code must be addressed to the Code of Ethics Contact Person.  Any Director, Statutory Auditor, Executive Officer or Employee who is unsure of whether a situation violates this Code must discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later time.

Every Director, Statutory Auditor, Executive Officer and Employee shall:

•

Promptly notify the Code of Ethics Contact Person of any existing or potential violation of this Code.

•

Avoid retaliation against any other Director, Statutory Auditor, Executive Officer or Employee for reports of potential violations.

The Company shall not allow retaliation for reports of potential violations of this Code.

The Auditing Committee and the Code of Ethics Contact Person shall take all necessary action to investigate any violations reported to them.  If a violation has occurred, the Company shall take such disciplinary or preventive action as it deems appropriate, after consultation with the Auditing Committee, in the case of a Director, Statutory Auditor or Executive Officer, or the Compliance Officer, in the case of any other Employee.

SECTION 7 – CORPORATE OPPORTUNITIES; OUTSIDE INVESTMENTS AND BUSINESS

7.01 – Corporate Opportunities

Directors, Statutory Auditors, Executive Officers and Employees owe a duty to the Company to advance the Company’s business interests when the opportunity to do so arises.  Directors, Statutory Auditors, Executive Officers and Employees are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of Company property, information or position, unless the Company has already been offered the opportunity and turned it down.  Generally, Directors, Statutory Auditors, Executive Officers and Employees are prohibited from using Company property, information or position for personal gain or to compete with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and at times personal and Company benefits coexist.  Directors, Statutory Auditors, Executive Officers and Employees who intend to make use of Company property or services in a manner not solely for the benefit of the Company must consult beforehand with the Code of Ethics Contact Person.

7.02 – Outside Investments and Business

TGS has developed a set of principles and standards to be used as guidance by its Directors, Statutory Auditors, Executive Officers and Employees in connection with the treatment of personal business and investments outside the Company.

TGS expects complete loyalty from its Directors, Statutory Auditors, Executive Officers and Employees to the Company, as well as such individuals’ full use of their abilities, talents and training to perform their responsibilities.  Therefore, TGS Directors, Statutory Auditors, Executive Officers and Employees are prohibited from engaging in the conduct set forth below:

•

Engaging in an activity or business outside the Company that may interfere with his or her capability to properly perform his or her work.

•

Investing or rendering any service for his or her own benefit or the benefit of an interest related to another company if, as a result of the business nature of such company, there is or there may arise a conflict of interest between the Director, Statutory Auditor, Executive Officer or Employee and TGS.

In addition, Executive Officers and Employees shall not be Board members, take a position as a manager, consultant or intermediary, or have a direct or indirect interest or share in the earnings of any other company that is in business with, or that is a competitor of TGS.

Notwithstanding the above, Directors, Statutory Auditors, Executive Officers and Employees may hold publicly-traded shares of a company without being required to disclose such ownership to the Company, provided that (i) such shares are not acquired or sold by making use of confidential information of the Company, non-public information obtained in connection with his or her duties with the Company or information obtained through the Company’s activities, relationships, business or negotiations with other companies and (ii) such Director, Statutory Auditor, Executive Officer or Employee does not own 10% or more of such company’s equity securities or does not otherwise exert significant influence on such company.

Every Director, Statutory Auditor, Executive Officer and Employee shall report in writing to the Human Resources Department all situations or circumstances which, whether for economic or other reasons, may present a conflict of interest between such individual and the Company.  Such situations or circumstances include, but are not limited to, the following:

•

Any personal investment existing as of the date of adoption of this Code.

•

Any personal investment existing as of an Employee’s initial date of employment with the Company or a Director’s or Statutory Auditor’s date of appointment by the Board of Directors of the Company.

•

Any personal investment, whether previously approved or not, that may result in a conflict of interest under this Code due to changes in the business of the Company or in the business of the outside company in which the investments have been made.

SECTION 8 – CONFIDENTIALITY

In carrying out the Company’s business, Directors, Statutory Auditors, Executive Officers and Employees often learn confidential or proprietary information about TGS, its clients, suppliers, or joint venture parties.  Therefore, Directors, Statutory Auditors, Executive Officers and Employees must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated.  Confidential or proprietary information of the Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

The Company has instituted specific principles, standards and procedures to prevent the disclosure of confidential information by Directors, Statutory Auditors, Executive Officers and Employees and to protect the intellectual property of the Company, which principles, standards and procedures are set forth in Section Section 7 of the Company’s Code of Conduct, Policies and Procedures (Part B of the Code).

SECTION 9– FAIR DEALING

The Company has a history of succeeding through honest business competition.  The Company does not seek competitive advantages through illegal or unethical business practices.  Each Director, Statutory Auditor, Executive Officer and Employee shall endeavor to deal fairly with the Company’s clients, suppliers, competitors and government bodies.  No Director, Statutory Auditor, Executive Officer or Employee shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

SECTION 10 – PROTECTION AND PROPER USE OF COMPANY ASSETS

All Directors, Statutory Auditors, Executive Officers and Employees shall protect the Company’s assets and ensure their efficient use.  All Company assets shall be used only for legitimate business purposes.

PART B – Code of Conduct, Policies and Procedures

As noted above, Part A of the Code (the Company’s General Code of Business Conduct and Ethics) sets forth the general principles and ethical standards that Directors, Statutory Auditors, Management and Executive Officers and Employees of the Company must follow in conducting the Company’s business.  This Part B of the Code (the Company’s Code of Conduct, Policies and Procedures) provides additional information for Directors, Statutory Auditors, Executive Officers and Employees with respect to  specific company policies and procedures applicable to certain activities of the Company (such as the purchasing of equipment, supplies and services by the Company) and certain matters relating to workers’ employment with the Company (such as reimbursement for travel expenses).

SECTION 1 – PURCHASING

1.01 – Overview

.This section sets forth specific policies and procedures applicable to the Purchasing Department and any other employee involved in the acquisition process. Notwithstanding, every Director, Statutory Auditor, Executive Officer and Employee must be acquainted with the standards outlined in this Code, as well as the situations that may lead to potential or real conflicts of interest.

The following principles and standards must be observed in all purchasing transactions:

•

All relationships are subject to the ethical standards set forth in Section 2 of the Company’s General Code of Business Conduct and Ethics (Part A of the Code).

•

All business relationships must be conducted in a manner that produces equal opportunities for all approved suppliers.

•

The Company will accept quotations to participate in the bidding process for proposed purchases only from those suppliers that provide complete and fair information.

•

The Company will protect the confidentiality of prices quoted by suppliers and of all related information provided by suppliers of the Company in connection with the quotations, especially regarding the use and filing of quotations so as to prevent non-authorized persons from gaining access to such quotations, whether or not such non-authorized person is a TGS employee.

•

A suitable written justification and proper authorization will be required in cases where the bid is not carried out due to economic or technical reasons.

•

Illegal conduct by any employee of the Purchasing department or any other department involved in the acquisition process is prohibited.

All Directors, Statutory Auditors, Executive Officers and employees must avoid situations that may unduly influence their relationship with any suppliers that are in a position to have a business relationship with TGS.

Note: All policies and procedures set forth in Section 1 are applicable both for the Purchasing Department employees and for company employees from other departments, Directors, Statutory Auditors, Executive Officers, as applicable.

1.02 – The Purchasing Department and Gifts and Gratuities

Employees shall not accept gifts or gratuities that may be construed as likely to affect the objectivity of the employee in the purchase of equipment, supplies and services for TGS. Both in the Purchasing Department or any other department involved in the acquisition process, the decision as to whether to accept or reject a gift shall be made by the supervisor of the employee involved, who will make such decision in accordance with the Company’s policies and procedures set forth in Section 2 of this Code of Conduct, Policies and Procedures (Part

B of the Code). Therefore, supervisors must at all times remain informed about any gifts offered to or received by their subordinates.

No Director, Statutory Auditor, Executive Officer or Employee may enter into any transaction unrelated to TGS’ business with a supplier of TGS in which said employee receives preferential treatment due to the supplier’s relationship with TGS, unless such transaction is approved , in the case of an employee, by such employee’s supervisor or a supervisor in the Purchasing department or, in the case of Directors, Statutory Auditors or Executive Officers, by the Board of Directors or the Auditing Committee.  No Director, Statutory Auditor, Executive Officer or Employee is permitted to purchase products or services from TGS’ suppliers for his or her personal use at prices lower than market ones. Under no circumstances shall a Director, Statutory Auditor, Executive Officer or Employee accept or request a discount from a TGS supplier for his or her personal benefit.

If TGS agrees to offer discounts to its employees (e.g., through corporate agreements), then the Purchasing Department employees may take advantage of such benefits without prior authorization.

1.03 – The Purchasing Department and Confidential Information

For many reasons it is imperative to maintain the confidentiality of certain information related to the purchase of equipment, supplies and services. Such information is highly sensitive and confidential, as it refers to price quotations submitted by bidders who compete with each other.

These prices, as well as any other information that could grant or eliminate a competitive advantage to a bidder, must be kept in the strictest confidence. TGS will treat any violation of this confidentiality as a serious breach of this Code of Conduct, even if TGS may benefit from such violation.

Under no circumstances may prices paid by TGS for equipment, supplies or services be revealed to other suppliers. All information regarding past, present or future company purchases is private and confidential, particularly if possessing this information could be construed as advantageous for a supplier in future transactions.

See Section 8 of the General Code of Business Conduct and Ethics (Part A of the Code) and Section 7 of the Code of Conduct, Policies and Procedures (Part B of the Code) for additional guidelines regarding confidential information.

1.04 – Reciprocity

TGS clients participating in the bidding process in order to become suppliers of the Company shall not receive any preferential treatment as a result of their status as Company clients.

Likewise, TGS suppliers that are being considered as potential Company clients shall not be given preferential treatment as a result of their status as Company suppliers.

1.05 – Bribery and Invitations to Bribery

Any person who is proven to have acted in an illicit way with a supplier in order to obtain a personal benefit will be immediately dismissed.

If an Employee has acted irresponsibly or is at fault for a particular incident, due to his or her actions or lack of action, such Employee will be removed from his or her position at the discretion of his or her supervisor. Such action or lack of action may result in the termination of his or her employment with the Company, depending on the circumstances.

In serious cases involving conflicts of interest, TGS may, after terminating the employment relationship with the Employee, initiate legal action against such employee to recover damages.

Any payment of a bribe, invitation to receive a bribe or any other proposal or suggestion of this kind must be reported immediately to the appropriate supervisor of the Employee involved. The supervisor will immediately report this situation to the Code of Ethics Contact Person.

Failure to inform a supervisor or the Code of Ethics Contact Person of any payment of a bribe, invitation to receive a bribe or any other proposal or suggestion of a bribe will be considered a serious breach of this Code and any employee who fails to report such matters will be subject to severe disciplinary action.

SECTION 2 – GIFTS

2.01 – Receipt of Gifts and Invitations

As a general rule, Directors, Statutory Auditors, Management members and Employees shall not accept any gifts owing to the position they hold within the Company, if such acceptance obstructs an objective decision making process. However, Directors, Statutory Auditors, Executive Officers and Employees may accept:

(i)

Gifts that are not in the form of money or which do not have significant value.

(ii)

Bonuses or promotional discounts, if the advantages are not exclusive for said person due to their position within the Company.

(iii)

Transportation, if necessary, to attend training, demonstrations or management meetings with clients or corporate associations, as duly authorized.

For purposes of Section 3.01 of the Sarbanes Oxley Act, any gift with a market value greater than US$50 shall be considered to have significant value.

All directors, Statutory Auditors, Executive Officers and Employees have a duty to report to the Code of Ethics Contact Person any granting of gifts, or attempt of granting of gifts by any third party, or the acceptance by any Director, Statutory Auditor, Executive Officer or Employee, of a gift in violation of this Section 3.01.

2.02 – Personal Gift Giving

TGS’ funds shall not be used for direct or indirect payments to government officials, employees of state entities or watchdog agencies for an illegal purpose or for the purpose of influencing decisions in order to obtain or maintain business relations in favor of TGS and its controlled or affiliated companies.  The term “payment” includes legal tender money payments or gifts with significant value.

Gifts, presents and/or courtesies may be made on behalf of the Company to any person, organization or association with whom business relations are maintained as long as they (i) are not gifts of money (regardless of amount), (ii) have no significant value and (iii) are not made as a condition for or as result of a business transaction.  These expenses must be properly documented and duly authorized in accordance with applicable procedures and must be accounted for in their entirety, on a timely basis, clearly stating the purpose for which they were made.

SECTION 3 – LOANS to DIRECTORS, STATUTORY AUDITORS OR EXECUTIVE OFFICERS

As a foreign issuer in the United States, subject to the supervision of the U.S. Securities and Exchange Commission, TGS is required to comply with certain U.S. laws, rules and regulations, including the Sarbanes-Oxley Act of 2002.  The Sarbanes-Oxley Act prohibits the direct or indirect grant of personal loans to Directors, Statutory Auditors or Executive Officers.  In accordance with Section 402 of the Sarbanes-Oxley Act, TGS has adopted a policy prohibiting the grant of personal loans to company Directors, Statutory Auditors or Executive Officers.

SECTION 4 – EMPLOYMENT OF RELATIVES

TGS permits the employment of relatives of TGS Directors, Statutory Auditors, Executive Officers and Employees, subject to the following conditions:

•

such relatives cannot be assigned to positions in which their relatives may have the chance to control, process, review or approve their work; and

•

such relatives cannot be assigned to positions from which they could influence the wages, benefits or promotions of their relatives.

The Human Resources Department is responsible for ensuring compliance with these conditions on a timely basis.  Directors, Statutory Auditors and Executive Officers must immediately notify the Human Resources Department Management of any change in the personal situation of the Employees under their supervision (for example, marriage or new family relationships between existing Employees) that affects or may affect controls or the effectiveness of the supervision.

SECTION 5 – RELATIONSHIPS WITH OUTSIDE ENTITIES

5.01 – Agreements with Consultants

A consultant is any third party, association or company that is hired to render a service to the Company.

Contracts with consultants, agencies or sales representatives shall be made in writing and shall thoroughly detail the services to be rendered, the base tariff, the amounts to be paid by the Company and other relevant terms and conditions. The form and content of all contracts with consultants shall be approved by the Legal Affairs Department, except for those contracts related to said Legal Affairs Department, which shall be approved by another Executive Department. Payments made pursuant to contracts with consultants shall be in line with the value of the services rendered. Authorization to make payments for such services rendered shall be granted by an Executive Department other than the Department that requested the service, after verification of the contract signed.  Such payments shall be duly documented and recorded and shall comply with applicable laws. Payments must be made:

•

by check;

•

in any currency valid in the country where the services are rendered; and

•

directly to the person or the person’s bank account in the country where the services are rendered.

Agreements shall include provisions relating to the monitoring of the consultant’s work, design and job criteria, and stipulations for regular status reports.

5.02 – Membership on Boards of Directors of Other Companies or Institutions

Profit-Seeking Companies:  Prior approval of the Chief Executive Officer and the Auditing Committee is required for any  Executive Officer or Employee of TGS to be appointed Director, Statutory Auditor or Executive Officer of another company.  No  Executive Officer or Employee of TGS may serve as a director, or executive officer of a company that is a client or supplier of TGS.

Non-Profit Companies:  Prior approval of the Chief Executive Officer and the Auditing Committee is required for any Executive Officer or Employee of TGS to be appointed director, or executive officer of a charitable institution, mercantile association, school, college or governmental committee.

If the appointment is put forward by a renowned charitable institution, school, church, club or similar institution, and all of the Director’s, Statutory Auditor’s,  Executive Officer’s or Employee’s services for such institution are provided during said person’s free time, then the Director, Statutory Auditor, Executive Officer or Employee is not required to provide any information to the Company regarding such service. If any information regarding such an appointment or such services is likely to be published, the Employee shall notify his or her immediate supervisor promptly.

5.03 – Related Party Transactions

The term “related party” includes any of the following:  a Director, Statutory Auditor or Executive Officer of the Company; an affiliate of the Company; an entity controlling or holding a significant amount of Company stock or of the stock of the Company’s parent; any immediate family members of the foregoing; any company in which any of the foregoing hold a significant  amount of stock; and any entity that may significantly influence the management or operating policies of the Company.

Any transactions entered into by TGS with a related party shall be treated as if entered into with an independent party. Therefore, all personnel entering into a transaction with a related party on behalf of TGS shall do so under the same terms and conditions as in the case of a transaction entered into with an independent party.

Any related party transaction entered into by TGS involving more than 1% of the Shareholder’s Equity requires the prior approval of the Auditing Committee. These limits are subject to changes that may arise from new applicable laws and regulations. The Auditing Committee’s approval of a related party transaction shall be made on the basis of the Auditing Committee’s reasonable opinion that the transaction was entered into under customary market terms and conditions.

It is the responsibility of all Executive Officers to implement the necessary written procedures to guarantee compliance with this policy in the areas under their control.  These procedures shall include practices necessary for early identification, evaluation, authorization, correct bookkeeping, documentation to be maintained and timely reports of related party transactions to the Auditing Committee and the Code of Ethics Compliance Officer.

5.04 – Regulatory Audits and Inspections

Certain regulatory authorities conduct audits of our Company. The following standards shall be followed during any such audit:

•

If a summons, claim or any other legal process is initiated against any Employee, such Employee must immediately notify the Legal Affairs or Human Resources Department.

•

As soon as an Employee learns about a likely audit, he or she must fully inform the Legal Affairs Department.

•

Once an audit has begun, the Employee shall confirm that the Legal Affairs Department has obtained the name of the agency and person that is conducting the audit and the scope of the audit.

•

The employee must ensure that the scope of the audit complies with all applicable laws and regulations.

The Legal Affairs Department shall receive a copy of the following documents:

•

Any written reports of the audit requirements, together with the notice letter announcing the audit.

•

Any correspondence related to the inspection reports, including any correspondence with regulatory authorities.

SECTION 6 – COMPLIANCE WITH LAWS

6.01– Overview

As noted in Section 5 of the Company’s General Code of Business Conduct and Ethics (Part A of the Code), it is the Company’s policy to comply with all applicable laws, rules and regulations.  It is the personal responsibility of each Director, Statutory Auditor, Executive Officer and Employee to adhere to the standards and restrictions imposed by those laws, rules and regulations.

6.02 – Antitrust Laws

International operations may be subject to the antitrust laws of the United States or other countries. For this reason, Directors, Statutory Auditors, Executive Officers and Employees must be aware of the ways in which these laws affect the Company’s transactions, and of how  formal or informal agreements with competitors which limit or restrict competition may violate these laws.. Examples of such illegal agreements include those that: (i) fix, set or control prices (including resale prices) or terms and conditions, (ii) distribute products, markets or areas, (iii) boycott certain clients or suppliers, or (iv) limit or prohibit some group from conducting a certain business transaction. In order to ensure compliance with antitrust laws, the Company’s Directors, Statutory Auditors, Executive Officers and Employees shall not hold conversations or make agreements with competitors, since such actions could result in the contravention of these laws. In addition, no Director, Statutory Auditor, Executive Officer or Employee may give to or accept from a competitor confidential information regarding prices, sales terms and conditions, or any other competitive information.

Certain kinds of understandings between a client and a supplier are also anti-competitive and violate antitrust laws. Understandings between clients and suppliers that restrict resale prices, affect prices, involve reciprocal arrangements or force a client to buy certain products or services are strictly prohibited.

Company actions may also violate antitrust laws. The Legal Affairs Department must oversee any transaction made by the Company that may result in the monopoly of a certain product, market or geographical area or the aim of which is to eliminate a competitor from the market or prevent another competitor from entering a market.

There are many practices that have been defined as unfair or prohibited by antitrust laws:

•

Bribery.

•

Coercion, threats or similar tactics against clients, potential clients or suppliers.

•

Deceptive comparisons of a product with other products, false or contemptuous statements regarding a competitor’s products, methods or financial statements by means of the circulation of false reports.

All Directors, Statutory Auditors, Executive Officers and Employees must comply with applicable federal, state and foreign antitrust laws. When in doubt regarding the meaning or application of antitrust laws or regarding the legality of certain actions or agreements,  Directors, Statutory Auditors, Executive Officers or Employees shall seek advice from the Legal Affairs Department. Any agreement or transaction that may have antitrust implications requires prior approval from the Legal Affairs Department.

6.03 – International Trade Controls

The Company shall monitor compliance with the regulations that govern international trade activities, such as imports, exports and financial transactions.  Likewise, all applicable international trade control regulations shall be observed by the Company, such as those involving export licenses, shipment papers, imports, requests for the preparation of reports and the filing of forms in all the countries where TGS’ business is conducted.

6.04 – Fair Labor Practices

TGS commits to abide by fair labor practices and to treat all Employees fairly according to individual worth and merit.  The Company commits to do its best to ensure that people are treated and treat one another fairly, respectfully and decently.

TGS unrestrictedly adheres to the non-discrimination, respect for minorities and freedom of conscience principles, according to the standards set forth in the Argentine legal framework, as well as in international agreements entered into by the Republic of Argentina. Therefore, all forms of discrimination on grounds of race, color, gender, sexual orientation, political opinion, age, marital status, nationality, disability or social status are prohibited,

TGS also commits to comply with the labor laws effective in those countries where our activities are conducted.

6.05 – Anti-Money-Laundering Laws

As part of its Compliance Program, TGS has established specific policies and procedures setting forth the responsibilities, controls, training and reports necessary to comply with the legal and regulatory requirements relating to the prevention of “Legalization of Assets Arising from Illicit Acts” crimes, also known as money-laundering.

6.06 – Environmental, Health and Safety Standards

Environmental standards and regulations forbid or restrict the release of pollutants into the earth, air or water. In addition, these standards and regulations involve many pollutant control requirements, and request the owners and operators of companies and factories to (i) obtain authorization for certain emissions, (ii) report the leakage of materials that cause pollution, and (iii) create and maintain certain records. The Company is fully committed to environmental protection and compliance with industrial health and safety regulations and expects all its Employees to abide by these laws and regulations. Those Directors, Statutory Auditors, Executive Officers or Employees who do not respect these laws and regulations shall be subject to disciplinary action.

Those employees responsible for the construction and operation of machinery units in the Company must ensure that all contractors or other third parties have the permits and documents required to conduct these activities. They must also ensure that such contractors or third parties prepare all environmental, health and safety reports and maintain the necessary records in an appropriate place. Employees must consider the consequences of the Company’s operations on the environment and propose changes as necessary.

Employees in charge of compliance with environmental, health and safety regulations must be fully updated at all times regarding any changes to environmental, health and safety laws and regulations that may affect the Company.  Such Employees must plan for the implementation of any new environmental, health and safety laws or regulations in order to ensure that the Company remains in compliance with all such laws and regulations.

The Company expects Employees in charge of compliance with environmental, health and safety regulations to conduct regular audits of machinery and procedures to confirm the Company’s compliance with all such laws and regulations.

The Company invites all Employees to minimize waste and to recycle.  This minimization of waste not only protects the environment but reduces expenses as well.

Directors, Statutory Auditors, Executive Officers and Employees must be aware that violation of the above-mentioned regulations may result in severe social, civil and criminal penalties both for the Company and the Employees.

6.07 – Corporate Social Responsibility

TGS understands Corporate Social Responsibility as “an ongoing commitment to contribute to sustainable development, with the participation of interest groups, aimed at improving the life standards of society as a whole”.

Therefore, TGS develops Community Programs that comprise the human development of the communities it interacts with. This means, firstly, curbing negative impacts on society and the environment, and secondly, attaining the well-being of Employees and of those communities TGS interacts with.

SECTION 7 – PROCEDURES TO PROTECT CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

7.01 – Procedures to Protect Confidential Information

TGS complies with the confidentiality provisions of all applicable laws, regulations and agreements to which it is a party.

TGS’ clients and suppliers have the right to expect from TGS and its personnel strict compliance with the principles, standards and procedures contained in this Code of Conduct regarding the protection of information. These principles and standards apply equally to both deliberate and non-deliberate disclosures. Therefore, each Director, Executive Officer and Employee shall observe the procedures set forth below:

•

All desks must be kept free of commercial papers after working hours.

•

All documents related to clients or suppliers, or other potentially confidential documents, must be kept in desks or filing cabinets.

•

Access to areas where confidential information is kept must be controlled after working hours.

•

Access to archive offices must be permanently controlled.

•

Access to the Company’s computer system must be restricted by the application of computer system safety standards determined by the Company.

In the event that confidential information is to be transferred from the office, special care must be taken to protect the safety of the information. Documents must be kept in briefcases with locks and the documents should not be displayed in public places, such as elevators, corridors, and public transportation vehicles.

7.02 – Procedures to Protect Intellectual Property

Employees shall declare every item of information, idea, concept, improvement, discovery or invention, whether it can be patented or not, that they have devised, carried out, developed or acquired (either individually or with others) during their employment with TGS (whether during or after working hours, within or outside its facilities) and that is related to the Company’s business, products or services (referred to as “intellectual property”). Such intellectual property shall be owned exclusively by TGS.  TGS´ policy is to establish, protect and uphold its patent right, copyright, trademark or any other intellectual property right that is material to its business and to exercise such rights in a responsible manner.  Every Director, Statutory Auditor, Executive Officer and Employee of TGS must safeguard these assets. The Company’s products and services include, but are not limited to, every item of information related to corporate opportunities, research, financial and sales information, appraisals, opinions, interpretations, acquisition opportunities, clients´ identity and requirements, identity of key contacts in clients´ companies and marketing strategies. In addition, all drawings, memoranda, documents, files, correspondence, handbooks, models, specifications, computer programs, maps, or any other writing or material containing intellectual property shall be owned exclusively by the Company.

In signing the agreement attached as Annex B hereto, Directors, Statutory Auditors, Executive Officers and Employees acknowledge and agree that:

•

the Company’s business is highly competitive and its strategies, methods, accounting books, records and documents, technical information relating to products, equipment, services, processes, names or any other information related to clients or affiliates are confidential information and constitute a valuable trade secret which the Company uses to conduct its business;

•

the protection of confidential information and trade secrets against disclosure and unauthorized use is of vital importance to the Company; and

•

no Director, Statutory Auditor, Executive Officer or Employee may disclose any confidential information or trade secrets or make use of any such information unless it is within the scope of his or her duties at the Company.

In some cases, the Directors, Statutory Auditors, Executive Officers and Employees of the Company have access to third parties’ confidential information or trade secrets (e.g., clients, suppliers, partners, joint venture participants, etc.) Every Director, Statutory Auditor, Executive Officer and Employee must similarly preserve and protect the confidentiality of this kind of information.

ANNEX A

Statement of Agreement with the Code of Conduct

(Write your name)  ___________________________________________________________

I have received a complete copy of the Code of Conduct of Transportadora de Gas del Sur and I am familiar with its contents.

I agree to comply with the provisions of the Code of Conduct and undertake the commitment to immediately report any existing or potential violation of the Code of Conduct of which I become aware to the Code of Ethics Contact Person (Compliance Officer for Employees, and Auditing Committee for Directors, Statutory Auditors and Executive Officers).  I understand that failure to do so is itself a violation of the Code of Conduct.

Except for the information provided below under (1):

●  I am not aware of any circumstances that may lead to a conflict of interest, be it apparent, real or potential, with TGS’ interests;

●  I do not know of any improper payments to private individuals, government officials or regulatory agencies to obtain political or economic advantages for TGS; and

●  I do not know of any improper payments to private individuals, government officials or regulatory agencies to obtain political or economic advantages for TGS; and

● I have not participated, nor do I know that TGS has participated in any unusual activities or operations relating to money-laundering crimes or any other illegal activities.

In addition, I commit to inform about situations or circumstances (such as the existence of personal friends who may be buyers at TGS’ supplying companies) that may influence the Company’s acquisition processes or constitute a potential conflict of interest.

I understand that, if my situation or given circumstances change so that the Statement of Agreement with the Code of Conduct that I have provided is no longer complete or updated, I must promptly provide an updated copy to the Human Resources Department.

Signature: ________________________________________________

Name: ___________________________________________________

Department/Division: ______________________________

Date: ____________________________________________________

(1) Information to be provided, as set forth in the Code of Conduct:

________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

A.- (not applicable for Employees): Detail of previous jobs:

________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

B. Detail of positions, if any, that Directors, Statutory Auditors, Executive Officers or Employees hold in other companies or intend to hold together with their position in TGS:

Company where the position is held

Position

Signature: _______________________________________

Name: __________________________________________

Date: ___________________________________________

1

ANNEX B

Confidential Information Certificate

The position you hold in Transportadora de Gas del Sur may allow you access to information considered confidential or private. Confidential or private information is any information that gives the Company an advantage over its competitors. It is often difficult to draw a clear distinction between private information owned exclusively by TGS and the information that is part of the Director’s, Statutory Auditor’s, Executive Officer’s or Employee´s experience and background as well as the training received during their career development. If in doubt, such employee should speak to the Code of Ethics Contact Person (Compliance Officer for Employees, and Auditing Committee for Directors, Statutory Auditors and Executive Officers).

All Directors, Statutory Auditors, Executive Officers and Employees must sign the Intellectual Property and Confidential Information Agreement below. A copy of such agreement shall be kept by each Director, Statutory Auditor, Executive Officer and Employee as a reminder of his or her obligations with respect to the Company’s confidential information and intellectual property.

Intellectual Property and Confidential Information Agreement

In view of the above-mentioned information and of my position in TGS, I undertake the responsibility not to disclose, during my employment with TGS, any Company secret or confidential information, or any information relating to the Company’s business, clients, products and services, methods, systems, business plans, marketing strategies, costs or any other confidential information of TGS, its clients or suppliers. If my employment with the Company terminates, I agree not to disclose or use such confidential information and to immediately return all documents owned by TGS that are in my possession.

In addition, while employed by TGS, I will immediately disclose and convey to the Company my interests in any invention, improvement, discovery or other form of intellectual property done or devised by myself, either alone or with others, during my term of employment. At the request and expense of TGS, I will cooperate with the Company, both during my term of employment and after the termination of employment, in connection with any controversy, dispute or legal action relating to such invention, improvement, discovery or other form of intellectual property and in connection with the obtaining of patents, copyrights or any other form of intellectual property, whether in this country or abroad.

Signature: _________________________________________________________

Name: ____________________________________________________________

Department/Division: ________________________________________________

Date: ______________________________________________________________

1

ANNEX C

Annual Statement of Company Shareholding and Holding of Debt Securities.

I hereby state my holding as well as my close relatives’ (a “close relative” is any person who may influence or be influenced by a Director, Statutory Auditor, Executive Officer in his or her dealings with the Company, including a spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters in-law or any other person –other than an employee- living in the same household) holding of shares and/or securities of the Company as of December 31, _____.

1- Shares

Shareholder

Type of relationship

Number of Shares

Type of Shares

B

2- Debt Securities

Holder

Type of relationship

Tranche

Face Value

Signature: _______________________________________

Name: __________________________________________

Date: ___________________________________________

1

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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Omitted in accordance with the guidance of SEC Release No. 33-8238

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financing reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting

Date: June 23, 2006

/s/ Pablo Ferrero
Pablo Ferrero
Chief Executive Officer

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

Date: June 23, 2006

/s/ Eduardo Pawluszek
Eduardo Pawluszek
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2005 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 23, 2006

/s/ Pablo Ferrero
Pablo Ferrero
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2005 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 23, 2006

/s/ Eduardo Pawluszek
Eduardo Pawluszek
Chief Financial Officer

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2005 and 2004, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As indicated in Notes 2.b., effective March 1, 2003, the Company has discontinued the restatement of financial statements into constant currency as required by resolutions issued by the Comisión Nacional de Valores (“CNV”). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina. Had those regulations been applied, the Company’s results for the year ended December 31, 2003 would have decreased by millions of Ps. 36.

In our opinion, except for the effects of the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

Ruben O. Vega (Partner)

City of Buenos Aires, Argentina

February 8, 2006 (except with respect to the matters discussed in

Note 12 to the consolidated financial statements, which is as of June 16, 2006)

	2005	2004
CURRENT ASSETS		
Cash and deposits in banks	2,418	10,116
Investments, net (Note 13.d)	510,526	325,777
Trade receivables, net (Note 4.a)	179,612	137,864
Other receivables (Note 4.b)	21,780	131,401
Inventories	5,926	5,501
Total current assets	720,262	610,659
NON CURRENT ASSETS		
Trade receivables (Note 4.c)	18,393	23,865
Other receivables (Note 4.d)	182,162	181,111
Investments, net (Note 13.c)	989	401
Property, plant and equipment, net (Note 13.a)	4,274,721	4,318,150
Intangible assets, net (Note 13.b)	703	11,285
Total non-current assets	4,476,968	4,534,812
Total assets	5,197,230	5,145,471

	2005	2004
CURRENT LIABILITIES		
Accounts payable (Note 4.e)	128,092	108,506
Loans (Note 6)	119,294	148,388
Payroll and social security taxes payable	12,361	10,370
Taxes payable (Note 4.f)	11,200	20,368
Other liabilities (Note 4.g)	68,512	67,327
Total current liabilities	339,459	354,959
NON CURRENT LIABILITIES		
Accounts payable (Note 4.h)	17,221	11,112
Loans (Note 6)	2,416,443	2,572,800
Total non-current liabilities	2,433,664	2,583,912
Total liabilities	2,773,123	2,938,871
SHAREHOLDERS' EQUITY	2,424,107	2,206,600
Total liabilities and shareholders' equity	5,197,230	5,145,471

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders´ contributions			Retained Earnings		
	Common stock nominal value	Cumulative inflation adjustment to common stock	Subtotal	Legal reserve	(Accumulated deficit) / Retained earnings	Total shareholders' equity
Balances at December 31, 2002	794,495	1,145,012	1,939,507	148,517	(315,526)	1,772,498
Net income for the year	-	-	-	-	286,174	286,174
Balances at December 31, 2003	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672
Net income for the year	-	-	-	-	147,928	147,928
Balances at December 31, 2004	794,495	1,145,012	1,939,507	148,517	118,576	2,206,600
Resolutions of the Ordinary Shareholders´Meeting held on March 31, 2005:						
Appropiation to legal reserve	-	-	-	5,929	(5,929)	-
Net income for the year	-	-	-	-	217,507	217,507
Balances at December 31, 2005	794,495	1,145,012	1,939,507	154,446	330,154	2,424,107

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

1.

ORGANIZATION AND START-UP OF THE COMPANY

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced commercial transactions on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred along with the gas transmission assets. The Company also renders “midstream” services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is owned 50% by Petrobras Energía and a subsidiary of Petrobras Energía, 40% by an Argentine affiliate of ABN AMRO BANK N.V. Trust, (“the Trust”), and the remainder 10% by a subsidiary of Enron Corp. (“Enron”).

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), signed by Petrobras Energía and Enron subsidiaries on April 16, 2004. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Energía and its subsidiaries transferred their TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

The second stage will be implemented through the Restructuring Agreement signed on September 7, 2005 among CIESA, its current shareholders and its creditors. This agreement consists of two stages: the first one that is the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million that has been completed, and the second one that will be achieved once the approvals of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”), ENARGAS and Comisión Nacional de la Defensa de la Competencia are obtained, the cancellation of the remaining debt through CIESA’s transfer to its creditors of TGS class “B” common shares that represents approximately the 4.3% of TGS’s common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by a subsidiary of Enron), and the issuance of new CIESA’s shares in such a manner that the creditors will hold the 50% of the common stock, while the remaining 50% will be held by Petrobras Energía.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”), (except for what is mentioned in b. and g. in the present note) and the regulations of the CNV and ENARGAS. Argentine GAAP differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 12 to these consolidated financial statement.

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

Detailed data reflecting subsidiary direct control as of  December 31, 2005, 2004 and 2003 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Company	% of shareholding and votes			Closing date	Legal address
	2005	2004	2003
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor
					Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the fiscal years ended December 31, 2005, 2004 and 2003.

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could be significantly different from such estimates.

b)

Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its consolidated financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders´equity for the fiscal years ended December 31, 2005 and 2004 would not be significant, and for the year ended December 31, 2003 the net income would have decreased by Ps. 36 million, with no significant effect on shareholders´equity.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

c)

Harmonization of accounting standards

In August 2005, CPCECABA approved the Resolution CD No. 93/05, which incorporates changes in the professional accounting standards, as a consequence of an agreement with the Argentine Federation in order to harmonize accounting standards in Argentina. The above mentioned resolution will come into effect as from January 1, 2006, however the application of certain standards is mandatory as from January 1, 2008. Nevertheless, in December 2005, the CNV issued Resolutions No. 485 and No. 487, which adopt the resolution issued by the CPCECABA with certain modifications, with application as of January 1, 2006.

The new accounting standards establish, among other things: (i) the utilization of discounted cash flows, at an interest rate that contemplates the time value of the money and the specific risk of the assets, in assessing the recoverability of property, plant and equipment; (ii) the valuation of deferred tax assets and liabilities at nominal value and (iii) the recognition of the effects of the inflation adjustment as a temporary difference for purposes of the calculation of the deferred tax position. If the company has not previously recognized this difference as temporary, it is permitted to not record the resulting deferred tax liability, and instead, disclose it in note to the financial statements. The Company decided to apply this last criterion.

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

g)

Current investments

Bank accounts and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government and private bonds in foreign currency have been valued at their respective fair value.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement or the interest rate for savings accounts of Banco de la Nación Argentina, in effect at the moment of the acquisition or incurrence of such assets or liabilities.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value in accordance with Resolution No. 434 of CNV (which is not in accordance with CPCECABA rules) net of a valuation allowance for non-recoverable deferred tax assets. As of December 31, 2005, 2004 and 2003, the effect of this difference is not material.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, such as Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Note 13.c), which have been prepared applying similar criteria to that used by the Company to prepare its consolidated financial statements. As of December 31, 2005 and 2004, the investment in Link has been adjusted by Ps. 4,538 and Ps. 5,873, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

The Company’s management is not aware of any significant transactions or events affecting EGS, Link and TGU financial statements, and there have been no significant transactions between TGS and these companies between September 30, 2005 and December 31, 2005.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Contract”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

-

Capitalization of exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: The Company applied the straight-line method assigning specific useful lives for all assets allocated to transportation service and to the NGL production and commercialization business segments. Assets allocated to natural gas transportation service are regulated by Resolutions No. 1,660 and No. 1,903 issued by ENARGAS which establish maximum useful lives applicable to each component of such assets.

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

- Financial charges capitalization: The company capitalizes interest and other financial charges on long term construction projects. Interest capitalized was Ps. 6,294 for the year ended December 31, 2005.

Based on the projections made as discussed in Note 2.a), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of primarily thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 has been amortized over a five-year period. The cost of the acquisition of licenses is being amortized over a five-year period.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense / (benefit) for years ended December 31, 2005, 2004 and 2003 consist of the following:

	2005	2004	2003
Estimated current income tax expense	611	309	85
Deferred income tax expense	113,566	98,671	85,712
Change in valuation allowance	(101,362)	(88,414)	(207,329)
Income tax expense / (benefit)	12,815	10,566	(121,532)

The components of the net deferred tax asset as of December 31, 2005 and 2004, are the following:

	2005	2004
Deferred tax assets
Exchange difference (1)	29,001	58,002
Allowance for doubtful accounts	98	98
Government bonds impairment	-	6,496
Present value other receivables	3,387	775
Other provisions	848	17,765
Provision for contingencies	8,574	7,378
Accrued interest from loans	11,548	-
Vacation accrual	1,382	-
Tax loss carryforwards	269,434	348,904
Valuation allowance	(144,549)	(245,911)
	179,723	193,507
Deferred tax liabilities
Deferred earned interests	-	(367)
Deferred revenues	(800)	(849)
Foreign exchange gain generated by current investments	(1,198)	-
Property, plant and equipment, net Property, plant and equipment, net	(84,050)	(84,914)
Intangible assets, net	-	(1,498)
	(86,048)	(87,628)
Net deferred tax asset included in Other non current receivables	93,675	105,879

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree

No. 2,568/02, will be deductible for income tax purposes over five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income / (loss) differs from the income tax expense/ (benefit) for the years ended December 31, 2005, 2004 and 2003 as follows:

	2005	2004	2003
Pre-tax income	230,322	158,494	164,642
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	80,613	55,472	57,625
Permanent differences at statutory income tax rate
- Inflation adjustment	35,908	37,204	31,928
- Equity in earnings of affiliates	(979)	164	778
- Change in valuation allowance	(101,362)	(88,414)	(207,329)
- Other, not individually significant	(1,365)	6,140	(4,534)
Total net income tax expense / (benefit)	12,815	10,566	(121,532)

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	988,635	2007
Utilization in 2005	(218,823)
Accumulated tax loss carryforward	769,812

(1)

Remainder after the filing of the tax return form for fiscal year 2004.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. Based on current financial information, the Company is uncertain that it will recover its entire deferred tax assets through future taxable income. Accordingly, at December 31, 2005 and 2004, the Company recognized a valuation allowance of Ps. 144.5 million and Ps. 245.9 million against its deferred tax assets, respectively.

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

In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated asset tax charge within “Other non-current receivables” in the accompanying consolidated balance sheet.

This tax credit has been recorded at its present value according to what it is mentioned in Note 2.g). Based on the projections made as discussed in Note 2.a), the net book value of the asset tax does not exceed its recoverable value.

The breakdown of the asset tax credit as of December 31, 2005 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	21,618	2015
Asset tax credit calculated at its nominal value	82,088
Discount to present value	(2,003)
Balance at the end of the year	80,085

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivables and government bonds. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

In addition, TGS has recognized a valuation allowance to adjust the remaining balance of the tax loss carryforward included in the tax return for each fiscal year, which, based on the income projections, will not be utilized before it expires.

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

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under “Cumulative inflation adjustment to common stock”, line item in the Statement of Changes in Shareholders´ Equity.

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

q)

Statement of income accounts

Accounts relating to the statement of income have been restated to reflect the effects of inflation as described in Note 2.b).

The breakdown of “Net financial expense” line item for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003
Generated by assets
Interest income	15,363	8,659	4,145
Loss on exposure to inflation	-	-	(5,151)
Foreign exchange gain / (loss) – net of inflation (i)	15,822	32,040	(32,910)
Other financial results, net	(254)	(5,476)	14,064
Total	30,931	35,223	(19,852)

Generated by liabilities
Interest expense	(185,458)	(251,297)	(235,371)
Gain from exposure to inflation	-	-	1,483
Foreign exchange (loss) / gain – net of inflation (i)	(40,256)	(58,045)	63,588
Amortization of intangible assets	-	(6,029)	(9,610)
Write off of intangible assets retired (Notes 2.j. and 6)	-	(63,530)	(3,485)
Interest expense reversal (Note 6)	-	96,603	-
Other expenses and financial charges	(14,289)	(13,860)	(16,600)
Total	(240,003)	(296,158)	(199,995)
Total net financial expense	(209,072)	(260,935)	(219,847)

(i)

Foreign exchange gains (losses) for the year 2003 are disclosed net of exchange losses that were capitalized in property, plant and equipment as described in Note 2.j).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2005, 2004 and 2003 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) NGL production and commercialization and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues less operating expenses. In the calculation of operating income / (loss), the following items have not been included: other expenses, net, equity in earnings / (losses) of affiliates, net financial expense and income tax  (expense) /benefit.

Assets and liabilities allocated to each segment are those used by the Company to develop each business. Assets and liabilities that cannot be allocated to a specific segment have been grouped under "Corporate" and include investments and loans, among others.

There were no revenues among the business segments during the reported years.

As of and for the year ended December 31, 2005	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	460,008	546,302	58,428	-	1,064,738
Operating income (loss)	202,787	258,470	15,952	(34,312)	442,897
Depreciation of property, plant and equipment	141,211	29,251	13,664	2,867	186,993
Additions to property, plant and equipment (includes work in progress)	140,388	23,015	4,034	4,093	171,530
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

As of and for the year ended December 31, 2004
Net revenues	434,343	506,270	53,471	-	994,084
Operating income (loss)	199,439	276,038	10,780	(32,507)	453,750
Depreciation of property, plant and equipment	135,318	27,509	13,858	4,606	181,291
Additions to property, plant and equipment (includes work in progress)	86,614	12,605	2,578	7,588	109,385
Identifiable assets	4,004,438	452,309	194,852	493,872	5,145,471
Identifiable liabilities	68,543	43,476	4,838	2,822,014	2,938,871

As of and for the year ended December 31, 2003
Net revenues	422,093	428,361	42,341	-	892,795
Operating income (loss)	192,408	240,047	5,846	(31,404)	406,897
Depreciation of property, plant and equipment	134,904	26,371	13,397	5,887	180,559
Additions to property, plant and equipment (includes work in progress)	28,946	11,172	2,438	1,689	44,245
Identifiable assets	4,002,960	450,713	218,280	781,276	5,453,229
Identifiable liabilities	37,872	39,005	8,116	3,309,564	3,394,557

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The Company renders services of its gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). The principal customers in terms of net revenues from gas transportation for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Net revenues
	2005	2004	2003
MetroGAS S.A.	173,518	171,573	172,205
Camuzzi Gas Pampeana S.A.	83,696	77,914	76,741
Gas Natural BAN S.A.	64,477	60,847	61,162
Petrobras Energía	25,173	25,522	25,127
Camuzzi Gas del Sur S.A.	22,542	19,153	16,855
Profertil	11,577	11,592	11,466
Repsol-YPF	16,853	11,205	10,735

The principal customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the fiscal years ended December 31, 2005, 2004 and 2003 are as follows:

	Net revenues
	2005	2004	2003
PIFC	383,871	364,535	286,105
Polisur	141,547	132,231	141,111

4.     SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2005 AND 2004

		2005	2004
a)	Current trade receivables
	Gas transportation
	MetroGAS S.A.	16,828	17,515
	Camuzzi Gas Pampeana S.A.	8,252	7,491
	Gas Natural BAN S.A.	7,489	6,834
	Camuzzi Gas del Sur S.A.	1,982	1,720
	Profertil .	1,183	1,176
	Repsol-YPF .	5,758	981
	Related companies (Note 10)	4,899	5,255
	Others	11,860	7,906
	Subtotal	58,251	48,878

	NGL production and commercialization
	Polisur	10,909	17,508
	Repsol-YPF.	2,709	3,166
	Related companies (Note 10)	68,751	27,128
	Others	12,830	14,602
	Subtotal	95,199	62,404

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		2005	2004
	Other services
	Pan American Energy LLC (Argentine Branch)	7,350	6,629
	Profertil.	3,305	3,246
	Consorcio Yacimiento Ramos	1,525	2,264
	Related companies (Note 10)	4,459	6,570
	Others	10,443	8,793
	Subtotal	27,082	27,502

	Allowance for doubtful accounts (Note 13.e)	(920)	(920)
	Total	179,612	137,864

b)	Other current receivables
	Tax credits	8,004	34,696
	Prepaid insurance expense	4,369	3,680
	Other prepaid expenses	445	1,092
	Guarantee deposits	560	(1) 71,203
	Advanced payments to suppliers	1,388	15,217
	Others	7,014	5,513
	Total	21,780	131,401

c)	Non current trade receivables
	Other services
	Pan American Energy LLC (Argentine Branch)	2,368	6,838
	Profertil.	16,025	17,027
	Total	18,393	23,865

d)	Other non current receivables
	Deferred income tax (Note 2.l.)	93,675	105,879
	Asset tax credit (Note 2.m.)	80,085	57,746
	Easement expense to be recovered	4,233	4,233
	Tax credit certificates	-	9,246
	Others	4,169	4,007
	Total	182,162	181,111

e)	Current accounts payable
	Suppliers	91,146	83,830
	Advanced payments from customers	31,968	17,530
	Related companies (Note 10)	4,978	7,146
	Total	128,092	108,506

f)	Taxes payable
	Asset tax, net	6,364	6,539
	Turnover tax	1,539	778
	Value added tax (“VAT”)	-	1,221
	Tax on exports	702	9,434
	Others	2,595	2,396
	Total	11,200	20,368

(1)

Includes Ps. 64,558 corresponding to the guarantee deposits delivered to the pipeline supplier used for the expansion of the San Martín pipeline. See Note 7.c).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

		2005	2004
g)	Other liabilities
	Provisions for contingencies (Note 13.e)	24,497	21,081
	Provisions for GdE lawsuit (2)	43,326	45,254
	Other provisions	689	992
	Total	68,512	67,327

h)	Non current accounts payable
	Advanced payments from customers	17,221	11,112
	Total	17,221	11,112

(2)

Net of the cost of Cordillerano Pipeline expansion, which amounted to Ps. 17,314 and Ps 15,212 as of December 31, 2005 and 2004,

respectively. See Note 9.a.).

5.       SUPPLEMENTAL CASH FLOW INFORMATION

In the preparation of the consolidated statements of cash flows, cash and cash equivalents include investments with original maturities of three months or less. The Company uses the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

Cash and cash equivalents at the end of the year are as follows:

	As of December 31,
	2005	2004	2003
Cash and deposits in banks	2,418	10,116	11,688
Current investments, net	510,526	325,777	664,149
Current investments with original maturity longer than three months	-	(96)	(3,615)
Total	512,944	335,797	672,222

Non-cash transactions are as follows:

	As of December 31,
	2005	2004	2003
Supplier financing to acquisition of Plant, Property & Equipment	7,337	5,525	7,767
Capitalization of exchange loss	-	-	(391,318)
Financial charges capitalization	(1,647)	-	-

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

6.

LOANS

Detailed information of TGS’s debt profile as of  December 31, 2005 and 2004 is as follows:

	2005	2004
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	63,930	75,077
Privately placed notes	9,875	12,416
Inter-American Development Bank (“IDB”) loans	34,835	41,375

1999 EMTN Program: Series 2 notes (1)	379	7,129
Interests payable	7,510	9,185
Leases (rates between 7.65% and 9.00%)	2,765	3,206
Total current loans	119,294	148,388

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	625,675	748,834
Privately placed notes	96,995	115,268
IDB loans	341,371	408,075

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	774,061	760,531
Privately placed notes	119,958	117,861
IDB loans	422,258	414,877

Interests payable	32,995	2,053
Leases (rates between 7.65% and 9.00%), due through 2008	3,130	5,301
Total non-current loans	2,416,443	2,572,800
Total loans	2,535,737	2,721,188

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

The new notes (notes and privately placed notes) were issued and the Amended Loan Agreements were entered into, in respect of the remaining 89% of the principal amount of the relevant existing debt obligation (collectively, the “new debt obligations”) and can be categorized as three separate “tranches”: A, B-A and B-B.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The principal terms of the Company’s new debt obligations are as follows:

Description	Tranche A	Tranches B-A and B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount	US$ 409,044,874 and US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interests	Ranging from an annual rate of 5.3% for the first year to 7.5% in the sixth year, payable on a quarterly basis

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis.

The Tranche B-A debt obligations may also accrue additional interest at an incremental annual interest rate ranging from 0.75% to 2%, subject to, if applicable, the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Quarterly payments commencing on March 15, 2005 until December 15, 2010.	Quarterly payments commencing on March 15, 2011 until December 15, 2013.

The new debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization”, the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA (each as defined in the new debt obligations) for the applicable fiscal period and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010.  The Company will also be required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders.  The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.  Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s new debt obligations following the applicable reference period.  The Company expects the payments with respect to a fiscal year period to generally be made on May 1, if any such payment is required to be made.  Any early amortization amounts payable must first be paid in respect of the Tranche A debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding, and next be paid in respect of the Tranche B-A debt obligations and Tranche B-B debt obligations, on a pro rata basis, until such debt obligations are no longer outstanding.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	2006	2007	2008	2009	2010	2011	2012	2013
Tranche A	109	144	252	320	348	-	-	-
Tranches B-A and B-B	-	-	-	-	-	540	580	196

The new notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes, other than the privately placed notes (which will not be registered on any exchange), was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") as well as the Mercado Abierto Electrónico (“MAE”).

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

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

ii)

The Company may not make capital expenditures, other than the following capital expenditures, among others:

a.

Capital expenditures without restrictions when related to (i) capital expenditures used in emergency unscheduled repairs and maintenance; (ii) capital expenditures to be financed by third parties through advance payments from customers and (iii) capital expenditures to be financed by capital contributions in cash or by the issuance of subordinated debt.

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

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on liquidity surplus accomplished at the end of each fiscal year.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

iv)

Restriction of asset sales: TGS shall not carry out any asset sales unless (i) the sale operation involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or a cash equivalent. Additionally, the proceeds obtained from non-regulated asset sales shall be used to repay the new debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

Derivative financial instruments:

Interest rate caps

In 1998, the Company entered into two treasury interest rate lock agreements with a notional amount of US$ 200 million associated with the IDB loan, pursuant to which the Company locked in the rate on the US Treasury Bond at a cost between 5.66% and 5.89%. The Company settled one of the agreements in February 1999 for an amount of US$ 100 million and the other for US$ 100 million in two installments in March and April 1999. In settlement of these agreements, the Company made payments totaling US$ 11 million in March and April 1999. The settlement cost of these agreements had been recorded as “Intangible assets” and was amortized over the term of the loan agreement as of December 15, 2004, the date at which TGS carried out the exchange of previously existing debt obligations. The remaining net book value at that date was charged to expense in fiscal year 2004.

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

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Utilities. This unit conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to reach total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN and TGS discussed preliminary documents, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussions, (ii) a draft agenda was outlined in order to deal with main issues such as costs, investment programs and financing, rates of return and tariffs, etc, and (iii) a schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which provides for, among other things, a tariff increase of 10% effective as from 2005, an overall tariff review to become effective beginning 2007 and requires TGS’s abandonment and the abandonment of its shareholders of any

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, as well a mandatory requirement that the Company holds the Argentine government harmless from any claim or lawsuit filed by its shareholders or reimburse the Argentine government for any amount paid by it to its shareholders in connection with any such claim or lawsuit.

As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it choosing instead to seek to reach an overall agreement with UNIREN by the end of 2004 (in line with what had been originally outlined by UNIREN in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During a hearing held on April 27, 2005, UNIREN reaffirmed its offer of a 10% tariff increase and its proposal to continue the process of the overall tariff revision, so that the resulting tariff adjustments will come into effect during 2006. Regarding the abandonment of claims against the Argentine government resulting from the Public Emergency Law, UNIREN outlined a first stage that included the postponement of the potential claims by the Company and its shareholders, prior to a renegotiation of the License, to be followed by the abandonment of any such claims by TGS or its shareholders to any claim or lawsuit, and the agreement to hold harmless the Argentine government. TGS informed UNIREN that, regarding the original proposal, it is imperative to negotiate an overall agreement of the License and, since some points of the UNIREN proposal required improvement, the Company expressed its willingness to continue discussing it.

In June and November 2005, TGS received two proposals from UNIREN which are in line with the previous one. It also established, as an additional condition, the Company’s abandonment and of any of its shareholders, from any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase is insufficient and committed not to make any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, TGS stated that is determined to make its best efforts to obtain similar commitments from its shareholders.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., has been initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and it would consider resigning to its claim only in the case that Ponderosa would be fairly compensated.

In accordance with the last extension, the validity of the Public Emergency Law is as of December 31, 2006.

The NGL production and commercialization and Other services segment is not regulated by the ENARGAS, and as it is provided in the Transfer Contract, is organized as a branch within the Company, keeping accounting information separately.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of said company.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

MEG started its operations in August 2005, it has not started yet with respect to the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree N° 180/04 and Resolution N° 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the framework for the creation of a trust fund (“the Trust Fund”) which aim is to finance gas transportation system expansions.

In 2005, the first Trust Fund was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm3/d, which started operations at the end of August 2005. The Trust Fund invested approximately US$ 311 million and is the owner of the associated assets. This investment made by the Trust Fund will be repaid with the 20% of the revenues generated by the additional firm contracted capacity plus an additional specific charge, which will be finally paid by industries, power plants and CNG suppliers which gas transportation supply is made under firm contracts. The Company invested approximately US$ 40 million in the expansion (including VAT for an amount of US$ 7 million), which was recorded within Property, Plant and Equipment. This investment will be recovered with the 80% of the revenues obtained from the additional transportation capacity. Additionally, TGS was the project manager for the expansion project, which was concluded according to the schedule. As of December 31, 2005, the Trust Fund owes TGS Ps. 8.4 million.

d)

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

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

As of December 31, 2005 the Company’s common stock that has been subscribed, paid in and issued is as follows:

Classes of stock

Common stock, nominal value one Argentine peso per share, one vote per share:

Class “A” common shares	405,192,594
Class “B” common shares	389,302,689
Total common shares	794,495,283

The Argentine Government initially held a 27% shareholding interest in the Company represented solely by class “B” shares. Such class “B” common shares were sold in two stages: (i) a substantial part in 1994 through a local and international public offering (outside Argentina, the shares were offered in the form of ADSs representing five shares each; the ADSs issued in the United States of America are SEC registered and traded on the New York Stock Exchange) and (ii) the remainder, representing approximately a 2% shareholding interest in the Company, to local and foreign investors during 1996.

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

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions on the payment of dividends, which were contemplated in the new debt agreements. (For further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In April 1996, GdE filed a legal action against the Company for Ps. 23 million, which is the amount GdE claimed as a reimbursement for the cost of construction of two compressor plants currently in operation on the Company’s pipeline. The Company denied the claim on the grounds that it acquired the rights to these compressor plants as part of its overall purchase of the pipeline assets in the 1992 privatization. At the end of February 2000, an initial judgement was rendered upholding GdE's claim for Ps. 23 million plus interest (calculated at the "passive rate" set by the Argentine Central Bank Circular No. 14,290 from the date GdE paid the above-mentioned purchase orders) and litigation expenses. In August 2001, the Chamber of Appeals partially confirmed the initial judgment and ordered the Company to pay the fair value of such plants based on an expert’s assessment to be performed and decided to defer the litigation expenses until the compressor plants’ fair value resulting from the expert’s assessment could be determined. The Company has recorded such plants as "Property, plant and equipment, net", valued at Ps.  4.3 million based on the replacement cost of similar compressor equipment. Moreover, in October 2001, the Company filed an ordinary and extraordinary appeal before the Supreme Court of Justice (“SCJ”). In August 2003, the SCJ sustained GdE’s claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets (such price to be determined by a court appointed expert) plus interest and litigation expenses. The court-appointed experts assessed the price of the compressor plants at approximately Ps. 13.2 million and in September 2004, the court of original jurisdiction ordered TGS to pay the amount determined by the experts plus VAT, interest and litigation expenses. Subsequently, TGS appealed against the sentence before the Chamber of Appeals, which ordered that the amount that TGS paid at the moment of the privatization with respect to one of the plants had to be discounted from the amount assessed by the court-appointed experts. As of December 31, 2005, TGS has booked an allowance of Ps. 60.9 million which was estimated considering the amount determined by the judge and the deduction ordered by the Chamber. At the beginning of 2006, TGS paid Ps. 13.2 million as litigation expenses.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Executive Branch through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under “Other Liabilities”, offsetting the provision mentioned in the last paragraph.

b)

In 1999, the Company received a claim brought by the Tax Bureau of the province of Río Negro pursuing the collection of stamp tax which, according to the tax claim, would be applicable over gas transportation contracts and services offer letters between TGS and its shippers. The amount claimed totaled Ps. 438 million (including fines and interest calculated as of April 30, 2001). Moreover, in 2001, the Tax Bureau of the province of Neuquén filed a claim against TGS pursuing the collection of stamp tax related to the offer letters for the rendering of the gas transportation services to its customers. Such claim amounted to Ps. 219 million (which does not include fines nor interests).

Against both claims, the Company filed a declaratory action before the SCJ, requesting the court to rule on the legitimacy of the Tax Bureaus’ claims. The SCJ granted injunctions to prevent the provinces from attempting to collect the aforementioned taxes until a final ruling is issued on the subject. Finally in November 2005, the SCJ refused the Province of Río Negro the right to tax the contracts and the transportation offer letters. The Tax Bureau of the province of Neuquén withdrew its claim through Resolution No. 705/05.

c)

In the framework of the Tax Agreement subscribed by the National Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales benefited from the turnover tax exemption in the province of Buenos

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and requested the payment of the tax related to revenues accrued as from the year 2002. In October 2003, TGS filed an administrative appeal before the Tax Court of the Province of Buenos Aires; the resolution is still pending as of the date of the issuance of these consolidated financial statements.

In November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge with respect to the inclusion of the NGL production and commercialization activity under the tax exemption mentioned before.

As of December 31, 2005, TGS recorded a provision of Ps. 20.5 million based on the estimative payment to be made in case this claim were solved in an unfavorable manner.

d)

In February 2005, the CNV determined that some notes issued in 2004 (see Note 6) for US$ 178 million did not fulfill the requirements provided by article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. If CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the tax exemption provided by the Law No. 23,576 and a result, the Company would be exposed to possible liability for the payment of withholding  tax corresponding to the interest paid on the notes.

On February 18, 2005, TGS filed an appeal before the CNV alleging sufficient grounds to support the applicability of the Article 56 of the Chapter VI of the CNV Rules and the Resolution No. 470. The CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal before the Ministry of Economy. This ministry has not issued a determination as of the date of the issuance of these consolidated financial statements.

As of December 31, 2005 the amount of the contingency ranges between US$ 4 million and US$ 13 million (including interests and fines), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. The Company does not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

No provision for contingency has been recognized in this connection as the Company considers it is not probable that a liability had been incurred at the date of the financial statements.

e)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In late 1992, TGS entered into the Technical Assistance Agreement with EPCA, in compliance with the provisions of the Bid Package and the Transfer Contract. The term of the Technical Assistance Agreement is for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in Note 1 includes a term which provides for the assignment of the Technical Assistance Agreement in favor of Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on the higher of: a percentage of certain defined income of the Company or a specified fixed annual amount.

As of December 31, 2005 and 2004, the outstanding balance corresponding to the Board of Directors´ compensations amounted to Ps. 96 and Ps. 118, respectively. On the other hand, the accrued amounts for such compensations, as of December 31, 2005 and 2004, were Ps. 261 and Ps. 153, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2005 and 2004 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

	2005		2004
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
EPCA	-	-	20	-
CIESA	-	-	37	-
Petrobras Energía	5,622	2,840	5,223	5,967
Affiliates with significant influence:
Link	192	-	173	-
TGU	259	-	52	-
EGS	-	-	3,449	1,181
Other related companies:
PIFC	68,599	-	27,073	-
Área Santa Cruz II U.T.E.	345	-	134	-
Quintana y Otros U.T.E.	945	-	946	-
Refinor S.A.	834	-	595	-
WEB S.A.	914	-	915	-
Petrolera Santa Fe S.A.	39	2,138	80	-
Total	77,749	4,978	38,697	7,148

The detail of significant transactions with related parties for the years ended December 31, 2005, 2004 and 2003 is as follows:

For the year ended December 31, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Affiliates with significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFC	-	383,871	-	-	-	-	-
Petrolera Santa Fé S.A.	-	-	-	2,879	-	-	-
Refinor S.A.	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

For the year ended December 31, 2004

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	2,214	17,619	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
Affiliates with significant influence:
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:
PIFC	-	364,535	-	-	-	-	-
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Refinor S.A.	-	-	2,249	-	-	-	-
Quintana y Otros U.T.E.	3,104	-	-	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Total	31,425	389,069	25,277	8,236	2,214	31,318	206

For the year ended December 31, 2003

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	554	29,043	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,127	26,915	18,452	-	-	-	-
Affiliates with significant influence:
Link	-	-	818	-	-	-	-
TGU	-	-	1,379	-	-	-	-
Other related companies:
PIFC	-	286,105	-	-	-	-	-
Petrolera Santa Fe S.A.	94	21	-	932	-	-	-
Refinor S.A.	-	-	5,082	-	-	-	-
Quintana y Otros U.T.E.	3,105	-	-	-	-	-	-
WEB S.A.	2,008	-	-	-	-	-	-
Area Santa Cruz II U.T.E.	-	-	1,402	-	-	-	-
Total 2003	30,334	313,041	27,133	932	554	29,043	206

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

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

The Ordinary Unanimous Shareholders’ Meeting of Telcosur held on May 23, 2005 decided the capitalization of the nominal value and the inflation adjustment of the irrevocable capital contributions and the cumulative inflation adjustment to common stock, thus the Common Stock increased by Ps. 4,410.

Link:

Link was created in February 2001, with the purpose of the ownership, construction, and operation of a natural gas transportation system, which links TGS’s gas transportation system with Gasoducto Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS's pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

The Shareholders’ Meeting held on April 29, 2005 decided to refund the total amount of the irrevocable capital contributions outstanding at that date, which was carried out in May 2005. Additionally, this meeting determined the capitalization of retained earnings for Ps. 1,000 and the balance of “Cumulative inflation adjustment to common stock” account for Ps. 14, in proportion to the current shareholding.

TGU:

In September 2002, TGS invested Ps. 5 in the acquisition of a 49% equity interest in TGU, a company incorporated in Uruguay. The company’s corporate purpose is the rendering of services of operation, inspection, and assist in case of emergencies in gas transportation or distribution systems, as well as the construction of pipelines and other services related to natural gas and its associated products. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche.

EGS:

In September 2003, EGS, a company registered in Argentina was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).  The main business of EGS is the construction, ownership and operation of the pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2005 decided to increase the common stock in Ps. 225, through the issuance of 225,000 ordinary shares of par value Ps. 1, which were subscribed in proportion to the current shareholding in August 2005.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,
	2005	2004	2003
Reconciliation of net income:
Net income under Argentine GAAP	217,507	147,928	286,174
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a)	(2,902)	1,886	3,632
Intangible assets (Note 12.b)	9,635	26,632	(322)
Accrual for vacation (Note 12.c)	-	-	2,539
Hedge of anticipated transactions (Note 12.d)	(1,035)	8,260	596
Accounting for derivative instruments and hedging activities (Note 12.e)	-	-	3,657
Deferred income tax under Argentine GAAP (Note 12.f)	12,204	10,257	(121,658)
Deferred income tax under US GAAP(Note 12.f)	14,356	44,937	11,695
Non-current investment in unconsolidated affiliated companies (Note 12.g)	35	35	5,695
Capitalized exchange differences (Note 12.h)	7,521	7,521	403,526
Discounted value of certain receivables (Note 12.i)	(102)	(75)	2,180
Troubled debt restructuring (Note 12.j)	11,992	(95,747)	-
Accounting for current investments (Note 12.k)	1,409	-	-
Net income under US GAAP	270,620	151,634	597,714

Earnings per share:	2005	2004	2003
Amounts under US GAAP	0.34	0.19	0.75
Earnings per ADS:
Amounts under US GAAP	1.70	0.95	3.76

	As of December 31,
	2005	2004
Reconciliation of shareholders’ equity:
Shareholders' equity under Argentine GAAP	2,424,107	2,206,600
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	10,293	13,195
Intangible assets (Note 12.b)	4,970	(4,665)
Deferred income tax under Argentine GAAP (Note 12.f)	(93,675)	(105,879)
Deferred income tax under US GAAP (Note 12.f)	(588,816)	(603,303)
Non-current investments in unconsolidated affiliated companies (Note 12.g)	(1,157)	(1,192)
Capitalized exchange differences (Note 12.h)	(146,206)	(153,728)
Discounted value of certain receivables (Note 12.i)	2,003	2,105
Troubled debt restructuring (Note 12.j)	(83,756)	(95,747)
Shareholders' equity under US GAAP	1,527,763	1,257,386

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2005	2004
Shareholders' equity under US GAAP as of the beginning of the year	1,257,386	1,103,950
Other comprehensive income	(243)	1,802
Net income under US GAAP	270,620	151,634
Shareholders' equity under US GAAP as of the end of the year	1,527,763	1,257,386

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

a)

Capitalization of interest cost

Under AR GAAP, in the year ended December 31, 2005, TGS capitalized financial costs (mainly interests and exchange rate results) for Ps.6,294, and in the years ended December 31, 2004 and 2003, the Company did not capitalize financial costs over the value of its fixed assets.

Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost", which requires interest capitalization on assets which have a period of time to get them ready for their intended use.

b)

Intangible assets

Under Argentine GAAP, as described in Note 2.k), the Company capitalized cancellation costs of assumed commitments, organization and pre-operating costs (including costs associated with voluntary retirement programs) incurred in the start-up of the Company. These costs were being amortized under the straight-line basis over 35 years until December 31, 2000. As from January 1, 2001, the unamortized deferred costs were amortized under the straight-line basis over a 5-year period. Consequently, as of December 31, 2005, these costs were fully amortized. Under US GAAP, these costs were expensed as incurred.

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

Finally, under AR GAAP, arrangement costs for the issuance of debt associated with Global Programs and debt issuance costs were capitalized when they were incurred, and were charged to expense in the year ended December 31, 2004 as a consequence of the TGS's financing debt reestructuring. Under US GAAP, these unamortized costs as of December 15, 2004 are being amortized during the term of the restructured debt, following the provisions contained in SFAS No. 15.

c)

Accrual for vacation

During the year ended December 31, 2002, under Argentine GAAP, there were no specific requirements governing the recognition of the accrual for vacation. The acceptable practice in Argentina was to charge vacations to expense when taken and to accrue only the amount of vacation in excess of the normal remuneration.  Under new accounting standards in force in Argentina since January 1,2003 and under US GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

restructuring process of its financial indebtedness. Consequently, under Argentine GAAP, the unamortized hedging costs were charged to expense.

Under US GAAP, the Company accounted for these agreements under Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), “Accounting for Derivative Instruments and Hedging Activities” and its corresponding amendments.

The Company entered into a hedge transaction, which locked in the rate of an anticipated 5-year maturity debt incurred to refinance the first issuance of US$ 200 million under the 1993 EMTN Program. The Company failed to make the 5-year debt issuance at the expected date. Accordingly, under the restrictive criteria of SFAS No. 133, hedge accounting was terminated and mark-to-market accounting was applied at December 31, 1998. Since under Argentine GAAP these costs were fully amortized by December 31, 2003, the accumulated US GAAP adjustment at December 31, 2005 and 2004 is Ps. nil. The adjustment shown in the reconciliation of net income to US GAAP for the year ended December 31, 2003 reflects the reversal of the amortization cost recorded under Argentine GAAP amounting to Ps. 0.6 million.

In addition, upon adoption of SFAS No. 133 in January 2001, the Company recorded a net transition loss of Ps. 19.6 million (Ps. 12.8 million net of income taxes) in accumulated other comprehensive loss related to the unamortized deferred costs recognized as intangible assets under Argentine GAAP with respect to the interest rate lock agreements mentioned in Note 6 – Derivative financial instruments – . Until December 15, 2004, these costs were being amortized for the years 2003, 2002 and 2001 under both Argentine GAAP and US GAAP as an adjustment to interest expense over the same period in which the related costs of the debt issuance were being recognized in earnings. After concluding its debt restructuring process in December 2004, the Company charged to income the unamortized value of deferred costs recognized as intangible assets under Argentine GAAP for a total amount of Ps. 8.3 million. However, since under US GAAP the Company applied the provisions contained in SFAS No. 15, no adjustments or reclassifications have been made for US GAAP purposes, and the remaining balance in accumulated other comprehensive loss is being amortized as an adjustment to interest expensed during the term of the restructured debt.

e)

Accounting for derivative instruments and hedging activities

The Company used derivative instruments as part of its overall strategy to manage its exposure to market risks associated with fluctuations in interest rates and exchange rates. As of December 31, 2003, these instruments included interest rate cap agreements.

During the year ended December 31, 2002, under Argentine GAAP, premiums on foreign currency forward-exchange contracts were amortized over the life of the respective contracts. Interest rate swap and cap agreements were accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable was included as an adjustment to interest payable. The fair value of the derivative instruments was not recognized in the consolidated financial statements.  As mentioned in Note 2.b, effective January 1, 2003, the Company adopted TR No. 20 “Valuation of Derivative Financial Instruments and Hedging Operations”. Until the adoption of this new accounting standard, there were no specific rules under Argentine GAAP dealing with the accounting for derivative financial instruments. Accordingly, upon the adoption of TR No. 20, and based on the current and future expected level of the variables affecting the interest rate swap and cap agreements entered into by TGS, the Company’s management decided that these derivatives were not effective to cover the associated risk and consequently the difference between the unamortized portion of the premium paid at inception and its fair value (included in “Other Current Receivables”) was charged to expense in the year ended December 31, 2003 under Argentine GAAP. Such difference amounted to Ps. 3.5 million and was included in net financial expense.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

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

f)

Deferred income tax

During the years ended December 31, 2005, 2004 and 2003, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

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

In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. In accordance with SFAS No. 109, the Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is made based on internal projections, which are routinely updated to reflect more recent operating trends. As of December 31, 2005, based on current financial information, the Company is uncertain that it will recover its entire deferred tax asset through future taxable income.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Accordingly, at December 31, 2005, the Company has recognized a valuation allowance of Ps. 144.5 million against its deferred tax assets.

g)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain of Ps. nil, Ps. nil and Ps. 5.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized exchange differences, as well as the application of SFAS No. 109 for the recognition of income taxes.

h)

Capitalized exchange differences

As discussed in Note 2.j), under Argentine GAAP, the Company capitalized the exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expense amounted to Ps. 7.5 million, Ps. 7.5 million and Ps 8.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. Under US GAAP, such exchange loss was charged to income.

i)

Discounted value of certain receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded adjustments for Ps. 2.0 million, Ps. 2.1 million and Ps. 2.2 million in fiscal years 2005, 2004 and 2003, respectively, over the nominal value of long term tax credits. Those adjustments were reversed for US GAAP purposes.

j)

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

Under US GAAP, the Company followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS No. 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, as of December 31, 2004, no gain on restructuring had been recorded by the Company under US GAAP. The Ps. 83.8 million and Ps. 95.7 million adjustments recorded at December 31, 2005 and 2004, respectively, represents the net effect of (i) the reversal of the Ps. 96.6 million gain on restructuring recorded under Argentine GAAP, and (ii) smaller interest expense recorded under US GAAP.

k)

Accounting for current investments

Under Argentine GAAP, the Company’s investments in government bonds have been valued at their respective fair value and private bonds in foreign currency at amortized costs. Unrealized gains and losses have been included in the statement of income.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Under US GAAP, the Company has classified government bonds as available-for-sale and is carrying these investments at market value with material unrealized gains and losses, if any, included in stockholders’ equity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). These investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Management determines the appropriate classification of debt and equity securities at the time of purchase and revaluates such designation as of each balance sheet date. Specific identification was used to determine cost in computing realized gain or loss.

During the years ended December 31, 2005, 2004 and 2003, the fair value of available-for-sale securities were Ps. 7.0 million, Ps. nil and Ps. nil, respectively. Unrealized losses were Ps. 1.4 million, Ps. nil and Ps. nil for the years ended December 31, 2005, 2004 and 2003, respectively. These securities mature in December 31, 2033.

TGS has classified its private bonds investments as held to maturity and are valued at their amortized costs.

During the years ended December 31, 2005, 2004 and 2003, the amortized costs of held to maturity securities were Ps. 109.0 million, Ps. nil and Ps. nil, respectively. Unrealized gains were Ps. 0.6 million, Ps. nil and Ps. nil for the years ended December 31, 2005, 2004 and 2003, respectively. These securities mature in the first quarter of 2006.

TGS has classified its Mutual Funds investments as trading securities and are reported at fair value.

l)

Valuation of property, plant and equipment

Under Argentine GAAP, assets transferred through the privatization of GdE were valued as described in Note 2.j).  Under US GAAP, Accounting Principles Board Opinion No. 16 “Business Combinations” provides guidance for the valuation of property, plant and equipment in connection with an acquisition. As CIESA acquired 70% of the common stock of TGS, the fixed assets transferred should have been valued at the price effectively paid for that 70%, plus the inflation adjusted historical cost carried by GdE for the remaining 30%. The condition of GdE’s books and records, specifically that no separate financial statements or financial information was kept with respect to transportation operations or the operation of assets transferred to TGS, and the unavailability of any 1992 GdE financial information made it impossible to determine historical cost. TGS’ management believes, based on information maintained by the Argentine government Public Notary, that the fair value of the transferred assets recorded on its books was significantly below the 1991 GdE historical book values brought forward to 1992 and restated in constant Argentine pesos at the Transfer Date.  Therefore, no adjustment has been recorded in the US GAAP reconciliation related to the valuation of property, plant and equipment.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

been made in the US GAAP reconciliation. Under Argentine GAAP, the Company expenses severance indemnities incurred in the normal course of business when paid.

II. Additional disclosure requirements

a)

Balance sheet classification differences:

Under Argentine GAAP, in accordance with the provisions contained in TR No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in SFAS No. 109, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

b)

Statement of income classification differences:

Argentine GAAP provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should now be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues.

c)

Comprehensive income:

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

The following table summarizes the components of comprehensive loss for the years ended December 31, 2005, 2004.and 2003:

	2005	2004	2003
Net income under US GAAP	270,620	151,634	597,714
Other comprehensive income / (loss):
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 362, Ps. 969 and Ps. 1,001 at December 31, 2005, 2004 and 2003, respectively)	673	1,802	1,858
Unrealized gains and losses – Available for sale securities -(net of income taxes of Ps. 493 at December 31, 2005)	(916)	-	-
Comprehensive income	270,377	153,436	599,572

Accumulated other comprehensive loss at December 31, 2005, 2004 and 2003, was as follows:

	2005	2004	2003
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(4,696)	(5,369)	(7,171)
Unrealized gains and losses – Available for sale securities - ”	(916)	-	-
Accumulated other comprehensive loss	(5,612)	(5,369)	(7,171)

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

d)

Separate presentation of Shareholders´equity components:

The following table presents the shareholder’s equity components under US GAAP.

	Year ended December 31,
Common Stock:	2005	2004	2003
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value .	389,303	389,303	389,303
	794,495	794,495	794,495
Cumulative inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal Reserve	154,446	148,517	148,517
Accumulated deficit	(560,578)	(825,269)	(976,903)
Accumulated other comprehensive loss	(5,612)	(5,369)	(7,171)
Shareholders' equity under US GAAP	1,527,763	1,257,386	1,103,950

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2005 and 2004, are the following:

	2005	2004
Deferred tax assets
Exchange differences (i)	29,001	58,002
Allowance for doubtful accounts	98	98
Current investments	-	6,496
Provisions for contingencies and others	11,259	7,416
Other provisions	848	17,765
Accrued interest from loans	11,548	-
Vacation allowance	1,382	-
Deferred income for troubled debt restructuring	29,315	33,511
Tax loss carryforwards (ii)	269,434	348,904
Valuation allowance	(144,549)	(245,911)
	208,336	226,281
Deferred tax liabilities
Property, plant and equipment, net	793,415	826,380
Intangible assets	1,739	1,988
Deferred revenues	800	849
Foreign exchange gain generated by current investments	1,198	-
Others	-	367
	797,152	829,585
Net deferred tax liability	(588,816)	(603,303)

(i) The Company recognized a deferred tax asset for the net negative results caused by the devaluation of the Argentine peso that will be deductible for income tax purposes between 2005 and 2006.

(ii) Tax loss carryforwards are available to offset future taxable income and expire in 2007.

As of December 31, 2005 and 2004, Ps. 102,406 and Ps. 87,270, respectively, have been classified as current assets, and Ps. 691,222 and Ps. 690,574, respectively, have been classified as non-current liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

Income tax expense for the years ended December 31, 2005, 2004 and 2003 consist of the following:

	2005	2004	2003
Current income tax expense	611	309	85
Deferred income tax (benefit)	(14,356)	(44,937)	(11,695)
Income tax (benefit)	(13,745)	(44,628)	(11,610)

Income tax expense computed at the statutory tax rate (35%) on pre-tax (loss) income differs from the income tax (benefit) expense for the years ended December 31, 2005, 2004 and 2003 computed in accordance with US GAAP as follows:

	2005	2004	2003
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	89,906	37,452	205,136
Permanent differences:
Change in valuation allowance	(101,362)	(88,414)	(211,427)
Inflation adjustment	-	-	(4,137)
Others, not individually significant	(2,289)	6,334	(1,182)
Income tax benefit	(13,745)	(44,628)	(11,610)

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of and for the years ended December 31, 2005 and 2004, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2005	As of December 31, 2004

Current assets	822,668	697,929
Non-current assets	4,253,196	4,298,590
Total assets	5,075,864	4,996,519

Current liabilities	339,459	354,959
Non-current liabilities	3,208,642	3,384,174
Total liabilities	3,548,101	3,739,133
Shareholders' equity under US GAAP	1,527,763	1,257,386

	2005	2004	2003
Net revenues	1,003,506	952,026	873,186
Operating Costs	(509,950)	(442,793)	(408,906)
Gross profits	493,556	509,233	464,280
Administrative expenses	(28,645)	(27,486)	(23,414)
Selling expenses	(4,858)	(4,450)	(13,086)
Operating Income	460,053	477,297	427,780
Other expenses, net	(6,110)	(33,678)	(26,438)
Non-currrent investments	2,642	(608)	9,725
Net financial (expenses) / benefits	(199,710)	(336,005)	175,037
Income before taxes	256,875	107,006	586,104
Income taxes	13,745	44,628	11,610
Net income	270,620	151,634	597,714

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

g)

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

As of December 31, 2005 and 2004, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

The following table reflects the carrying amount and estimated fair value of the Company´s financial debt at December 31, 2005 and 2004:

	2005		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Tranche A	1,192	1,124	1,405	1,405
Tranche B-A	1,260	1,206	1,223	1,223
Tranche B-B	78	74	75	75

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

h)

Disclosure of capital lease information

The Company leases telecommunication equipment and valves under capital lease agreements with lease terms of 60 and 48 months, respectively. Following is a summary of the assets under capital leases:

As of December 31, 2005
Original cost	24,410
Less:
Accumulated depreciation	(10,593)
Net leased property	13,817

Future minimum lease payments for the above assets under capital leases as of December 31, 2005 are as follows:

As of December 31, 2005
2006	2,878
2007	2,776
2008	711
Total minimum obligations	6,365
Interest	(470)
Present value of minimum obligations	5,895
Current portion	(2,765)
Non-current portions as of December 31, 2005	3,130

i)

Earnings per share

In accordance with the disclosure requirements established by Argentine GAAP, the Company is required to disclose earnings per share information for each year for which a statement of income is presented. However, the information disclosed by the Company in its primary financial statements derives from figures calculated in accordance with the valuation criteria established by Argentine GAAP. Under US GAAP, basic and diluted earnings per share are presented in conformity with Statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS No. 128”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods presented.

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

j)

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

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

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

	For the year ended December 31,
	2005	2004	2003
Net cash provided by operating activities …………….	572,434	103,144	551,247
Net cash used in investing activities	(166,922)	(97,964)	(61,465)
Net cash (used in) / provided by financing activities	(241,445)	(354,731)	1,959
Effect of exchange rate changes on cash and cash equivalents	13,080	13,126	(21,380)
Effect of inflation accounting on cash and cash equivalents	-	-	(2,274)
Net increase / (decrease) in cash and cash equivalents	177,147	(336,425)	468,087

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2005, 2004 and 2003 are as follows:

	December 31,
	2005	2004	2003
Total interest under US GAAP	180,469	251,297	235,371

- Capitalized interest under US GAAP	(3,392)	(1,886)	(3,632)

Total Interest charged to net income under US GAAP	177,077	249,411	231,739

l)

Recent accounting pronouncements

1.

Inventory costs

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4. This Statement clarifies the accounting for abnormal amounts of idle facility expense freight, handling costs and wasted material (spoilage), requiring that those items be recognized as current-period charges. In addition, this Statement requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company estimates that the adoption of SFAS No. 151 will not have any material impact on the Company´s consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

2.

Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153 “Exchanges of nonmonetary assets”, that replaces the exception from fair value measurement in APB Opinion No. 29 “Accounting for Nonmonetary Transactions” for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of this Statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company estimates that the adoption of SFAS No. 153 will not have any material impact on the Company’s consolidated financial statements.

3.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”, that replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement (1) requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change, (2) defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity, (3) redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, (4) requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle, (5) carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate and (6) carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 will not have any material impact on the Company’s consolidated financial statements.

4.

Accounting for certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140”. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 will not have any material impact on the Company’s consolidated financial statements.

5.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets", which amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations; requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; and permits an entity to choose between an Amortization method or a Fair value measurement method to measure each class of separately recognized servicing assets and servicing liabilities. This statement also requires separate presentation of servicing assets and servicing

TRANSPORTADORA DE GAS DEL SUR S.A.

AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or where otherwise indicated)

liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective for fiscal years that begin after September 15, 2006. The adoption of SFAS No. 156 will not have any material impact on the Company’s consolidated financial statements.

13. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a)

Property, plant and equipment, net

b)

Intangible assets, net

c)

Non-current investments

d)

Current investments

e)

Allowances and provisions

f)

Cost of sales

g)

Foreign currency assets and liabilities

h)

Expense incurred

i)

Detail of maturities of investments, receivables and liabilities.

(Stated in thousand of constant Argentine pesos as described in Note 2.b.)

	2005												2004	2003
	Original Cost					Depreciation								
									Expense for the year					
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	Transfers	Amount	Rate %	Accumulated at the end of the year	Net book value	Net book value	Net book value
Pipelines	3,194,734	-	-	46,938	3,241,672	567,555	-	-	78,369	(1) 2.2	645,924	2,595,748	2,627,179	2,689,720
Compressor plants	1,050,128	-	-	46,396	1,096,524	314,463	-	-	42,440	(1) 3.3 to 25	356,903	739,621	735,665	739,285
Other industrial plants	104	-	-	74	178	17	-	-	7	(1) 3.3	24	154	87	72
Stations of regulation and/or measurement of pressure	108,537	-	-	2,525	111,062	33,991	-	-	4,340	(1) 4	38,331	72,731	74,546	77,725
Other technical installations	16,534	-	-	331	16,865	8,412	-	-	1,495	(1) 6.7	9,907	6,958	8,122	9,389
Subtotal assets related to gas transportation service	4,370,037	-	-	96,264	4,466,301	924,438	-	-	126,651		1,051,089	3,415,212	3,445,599	3,516,191
Assets related to gas upstream service	117,024	-	-	823	117,847	48,285	-	-	7,973	2.2 to 2.5	56,258	61,589	68,739	74,825
Assets related to NGL production and commercialization service	450,333	-	244	10,290	460,379	207,115	139	-	23,243	(1) 5.9	230,219	230,160	243,218	259,716
Lands	5,627	-	-	-	5,627	-	-	-	-	-	-	5,627	5,627	5,642
Buildings and civil constructions	131,500	-	-	10,474	141,974	36,148	-	-	5,167	2	41,315	100,659	95,352	97,466
Installation in buildings	4,735	-	-	-	4,735	1,432	-	-	219	4	1,651	3,084	3,303	3,429
Machinery, equipment and tools	31,979	580	903	666	32,322	21,873	685	-	2,546	6.7 to 20	23,734	8,588	10,106	9,151
Computers and Telecommunication systems	219,116	4	-	10,581	229,701	123,269	-	-	12,723	6.7 to 20	135,992	93,709	95,847	107,669
Vehicles	13,898	1,947	1,271	-	14,574	11,406	1,252	-	760	10 and 20	10,914	3,660	2,492	2,210
Furniture	12,633	-	-	86	12,719	10,792	-	-	189	10	10,981	1,738	1,841	1,928
Capitalization of exchange loss (1)	177,272	-	-	-	177,272	23,544	-	-	7,522	(1) 4.2	31,066	146,206	153,728	161,249
Materials	102,108	39,548	25,267	(36,518)	79,871	650	-	391	-	-	650	79,221	101,458	102,913
Line pack	13,679	-	-	188	13,867	1,614	-	-	-	-	1,614	12,253	12,065	12,065
Works in progress	73,190	121,589	2,357	(92,854)	99,568	-	-	-	-	-	-	99,568	73,190	49,315
Advances to suppliers of property, plant and equipment	5,585	7,862	-	-	13,447	-	-	-	-	-	-	13,447	5,585	4,699
Total 2005	5,728,716	171,530	30,042	-	5,870,204	1,410,566	2,076	391	186,993		1,595,483	4,274,721		
Total 2004	5,638,095	109,385	18,764	-	5,728,716	1,229,627	352	-	181,291		1,410,566		4,318,150	
Total 2003	6,025,296	44,245	431,446 (2)	-	5,638,095	1,064,718	15,650 (3)	-	180,559		1,229,627			4,408,468

(1) See Note 2.j).
(2) Includes Ps. 4,358 to the elimination of the inflation adjustment applied to balances of "Capitalization of exchange loss" and "Advances to suppliers" at the beginning of the fiscal year 2002, and Ps. 406,795 to the decrease in the exchange rate from Ps 3.37 at December 31, 2002 to Ps. 2.835 at July 28, 2003 (see Note 2.j).
(3) Ps. 173 corresponding to inflation adjustment applied to balance at the beginning of the fiscal year 2002 and Ps. 15,477 corresponding to the decrease in the exchange rate from Ps. 3.37 at the beginning of the year to Ps. 2.835 at July, 28 of 2003 (Note 2.j).

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
e) Allowances and provisions

Main account		Beginning of the year	Effect of inflation adjustment on initial balances	Additions	Decreases	End of the year
Deducted from assets						
Allowance for write-down off of government bonds	2005	-	-	-	-	-
	2004	8,294	-	-	(8,294)	-
	2003	27,019	(198)	-	(18,527)	8,294
Allowance for doubtful accounts	2005	920	-	-	-	920
	2004	1,542	-	-	(622)	920
	2003	5,477	(40)	1,081	(4,976)	1,542
Allowance for deferred tax assets	2005	245,911	-	-	(101,362)	144,549
	2004	334,325	-	-	(88,414)	245,911
	2003	545,662	(4,008)	-	(207,329)	334,325
Included in liabilities						
Provision for contingencies (1)	2005	21,081	-	9,231	(5,815)	24,497
	2004	8,511	-	13,518	(948)	21,081
	2003	10,074	(74)	-	(1,489)	8,511

(1) Such provision is included under "Other liabilities".

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION
f) Costs of sales

	2005	2004	2003
Inventories at the beginning of the year (1)	5,501	5,454	6,771
Inflation adjustment	-	-	(50)
Natural gas purchases (1)	167,726	136,788	117,460
Operating costs (Note 13.h.)	359,805	329,599	308,524
Inventories at the end of the year (1)	(5,926)	(5,501)	(5,454)
Cost of sales	527,106	466,340	427,251

(1) Includes natural gas used in the NGL production.

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION

g) Foreign currency assets and liabilities

	2005				2004		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	182	2.992 (1)	545	US$	2,578	7,577
Investments, net	US$	157,602	2.992 (1)	471,546	US$	105,179	309,121
Trade receivables, net	US$	31,719	2.992 (1)	94,903	US$	22,328	65,622
Other receivables	US$	2,016	2.992 (1)	6,032	US$	28,930	85,025
				573,026			467,345
NON CURRENT ASSETS							
Trade receivables	US$	6,147	2.992 (1)	18,393	US$	8,120	23,865
Other receivables	US$	-	2.992 (1)	-	US$	3,252	9,558
Property, plant and equipment, net	US$	3,536	2.992 (1)	10,580	US$	1,333	3,918
	US$	177	3.539 (1)	626	-	-	-
				29,599			37,341
				602,625			504,686
CURRENT LIABILITIES							
Accounts payable	US$	8,164	3.032 (2)	24,753	US$	6,293	18,747
	XEU	83	3.587 (2)	298	XEU	-	-
Loans	US$	39,332	3.032 (2)	119,255	US$	49,707	148,077
Other liabilities	US$	175	3.032 (2)	531	US$	222	661
				144,837			167,485
NON CURRENT LIABILITIES							
Accounts payable	US$	5,680	3.032 (2)	17,221	US$	3,730	11,112
Loans	US$	796,980	3.032 (2)	2,416,443	US$	863,645	2,572,800
				2,433,664			2,583,912
				2,578,501			2,751,397

(1) Buying exchange rate as of December 31, 2005,

(2) Selling exchange rate as of December 31, 2005,

US$: United States of America dollars

XEU: Euros

Footnotes

1 A “close relative” is any person who may influence or be influenced by a Director, Statutory Auditor or Executive Officer in his or her dealings with the Company, including a spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, or any other person (other than an employee) living in the same household.