Form 20-F
period 2006-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2007-06-22
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

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

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	Accelerated filer	X	Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes	No	X

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

Financial Statements

The audited consolidated financial statements (our “Financial Statements”) have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and the requirements of the Argentina’s Comisión Nacional de Valores (the “CNV”), which differ in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). For a description of the principal differences between Argentine GAAP and US GAAP see Note 12 to our Financial Statements. Our Financial Statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“Price”), a member firm of PricewaterhouseCoopers, an independent registered public accounting firm. The report of Price, dated February 5, 2007 (except with respect to the matters discussed in Note 12 to our Financial Statements, which is dated as of April 17, 2007), related to our Financial Statements is included in this Annual Report.

Our Board of Directors has decided to engage Sibille (“KPMG”), a member firm of KPMG International, as successor to Price in the role of independent accountant, commencing with year 2007. Price served as our independent accountant beginning with the year ended December 31, 2001, and this change in independent accountant is not the result of any disagreement or dissatisfaction between us and Price. The appointment of KPMG as independent accountant was approved by our shareholders at a meeting held on April 12, 2007.

As discussed in Note 2(b) to our Financial Statements, our Financial Statements were prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995, when inflation accounting was discontinued by a decree of the Executive Branch (“Executive Branch”) and a resolution of the CNV. Effective January 1, 2002, inflation accounting was reintroduced as part of Argentine GAAP by Resolution No. 3/2002 issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and General Resolution No. 415 of the CNV, in view of the resumption of significant inflation in Argentina. However, in view of the relative monetary stability in Argentina during 2003, on March 25, 2003, the Executive Branch, through Decree No. 664/01, suspended the application of inflation accounting for periods ending after such date, and the CNV issued General Resolution No. 441 suspending inflation accounting effective March 1, 2003. We complied with the CNV resolution and accordingly ceased recording the effects of inflation beginning on February 28, 2003. Comparative figures were also restated for inflation as of that date. Since Argentine GAAP required companies to discontinue inflation accounting only as of October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to the low level of inflation rates during the period from March 2003 to September 2003, such a departure has not had a material effect on our Financial Statements.

As a result of the changes in the application of inflation accounting described above, until February 28, 2003, our consolidated financial statements were prepared on the basis of general price-level accounting, which reflected changes in the purchasing power of the peso in our historical financial statements using changes in the Argentine Wholesale Price Index (“WPI”), as published by the Instituto Nacional de Estadística y Censos (or “INDEC”), as follows:

(a)

we adjusted non-monetary items and amounts in our consolidated statements of income to reflect the current general purchasing power;

▪

we did not adjust monetary items as such items were, by their nature, stated in terms of current general purchasing power in our consolidated financial statements;

▪

we recognized monetary gains or losses in our consolidated statements of income, reflecting the effect of holding monetary items; and

▪

we included the gain or loss on exposure to inflation (monetary gain or loss) in our consolidated statements of income within financing results.

i

Adoption by the CNV of New Accounting Standards

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were mandatory for years or interim periods corresponding to years beginning on or after January 1, 2006. The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—New accounting pronouncements under Argentine GAAP”.

Other Information

Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina S.A. (“Banco de la Nación”), without any independent verification by us.

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

Forward-looking statements include but are not limited to the following:

▪

statements regarding changes in general economic, business, political or other conditions in Argentina;

▪

estimates relating to future tariffs and prices for our transportation services and future prices and volumes for products and services in our non-regulated business;

▪

statements relating to the prices of our natural gas liquids (“NGL”) business and estimates of future volumes associated with our NGL business;

▪

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

▪

statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion;

▪

statements concerning the future impact of the creation of the Electronic Gas Market (“MEG”); and

▪

estimates of our future level of capital expenditures, including those required by ENARGAS and other governmental authorities.

ii

When considering forward-looking statements, you should keep in mind the factors described in “Risk Factors” and other cautionary statements appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These factors and statements, as well as other statements contained herein, describe circumstances that could cause results to differ materially from those contained in any forward-looking statement.

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

▪

the impact of the emergency laws enacted by the Argentine government, which resulted in the amendment of the Convertibility Law No. 23,928 and Decree No. 529/01 (collectively, the “Convertibility Law”) and related laws and regulations;

▪

risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

▪

risks and uncertainties associated with our non-regulated business, including those related to international and local prices of NGL, taxes and other restrictions imposed on NGL exports, our ability to renegotiate our agreements with customers and possible increased regulation of the NGL industry in the future by the Argentine government;

▪

risks and uncertainties resulting from government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases, restrictions on payments abroad and exchange controls;

▪

risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets or expenditures required or otherwise mandated or initiated by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes, including the risk that we may effectively be forced to make investments or take other actions that may not be as commercially attractive as other actions;

▪

risks and uncertainties resulting from the prospect of additional government regulation or other governmental involvement in our business;

▪

developments in legal and administrative proceedings involving us and our affiliates;

▪

changes to or revocation of our License; and

▪

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us;

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2006, 2005 and 2004, and our Financial Statements as of and for the years ended December 31, 2004, 2003 and 2002, restated in constant pesos as of February 28, 2003. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent accountant’ reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated financial statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31,
	2006	2005	2004	2003	2002 (3)
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)

Income Statement Data:
Net revenues (1)	1,309,502	1,064,738	994,084	892,795	939,457
Operating income	570,130	442,897	453,750	406,897	435,858
Net financial expense	(189,043)	(209,072)	(260,935)	(219,847)	(1,071,371)
Net income (loss) before income tax	379,914	230,322	158,494	164,642	(646,233)
Net income (loss) for the year	358,022	217,507	147,928	286,174	(608,402)

Per Share Data: (2)
Net income (loss) per share	0.45	0.27	0.19	0.36	(0.77)
Net income (loss) per ADS	2.25	1.37	0.93	1.80	(3.83)

Balance Sheet Data:
Property, plant and equipment, net	4,217,871	4,274,721	4,318,150	4,408,468	4,960,579
Total current assets	711,841	720,262	610,659	810,525	354,513
Total non-current assets	4,427,401	4,476,968	4,534,812	4,642,704	5,091,179
Total assets	5,139,242	5,197,230	5,145,471	5,453,229	5,445,692
Total current liabilities	378,748	339,459	354,959	3,383,493	3,654,379
Total non-current liabilities	1,978,363	2,433,664	2,583,912	11,064	18,815
Total liabilities	2,357,111	2,773,123	2,938,871	3,394,557	3,673,194
Minority interest	2	-	-	-	-
Shareholders’ equity (net assets)	2,782,129	2,424,107	2,206,600	2,058,672	1,772,498

Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress)(4)	156,411	171,530	109,385	44,245	105,383
Depreciation and amortization	192,887	197,575	197,899	200,454	229,154

As of and for the year ended December 31,
2006	2005	2004	2003	2002 (3)
(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)

US GAAP Information:
Net income (loss)……………………	405,582	270,620	151,634	597,714	(355,902)
Shareholders’ equity	1,935,498	1,527,763	1,257,386	1,103,950	504,378
Net Income (loss) per share (2)	0.51	0.34	0.19	0.75	(0.45)
Net Income (loss) per ADS (2)	2.55	1.70	0.95	3.76	(2.24)

__________________

(1) Includes Ps. 491,996; Ps. 460,008; Ps. 434,343; Ps. 422,093 and Ps. 532,051 of gas transportation net revenues and Ps. 817,506; Ps. 604,730;   Ps. 559,741; Ps. 470,702 and Ps. 407,406 of NGL production and commercialization and other services net revenues for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.

(2) Net income (loss) per share under Argentine GAAP and US GAAP have been calculated using the weighted average shares outstanding. Each American Depositary Share (“ADS”) represents five shares.

(3) Such amounts reflect certain reclassifications for comparative purposes with the years ended December 31, 2005, 2004 and 2003, which reclassifications were required by new accounting standards issued by the Argentine Federation of Professional Councils in Economic Sciences (the “Argentine Federation”).

(4) Represents additions to property, plant and equipment. For more information, see Note 3 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

Dividends

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual financial statements and approved by a shareholders’ meeting as described below. As a consequence of the Argentine economic crisis that began in December 2001, which had a material adverse effect on our economic and financial position, we have not paid dividends since 2001.

Currently, our debt instruments contain a prohibition on our ability to pay dividends with respect to any year unless, (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in our new debt obligations issued on May 14, 2007 (the New Debt Obligations”)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the New Debt Obligations)) would be less or equal to 3.75:1.  (see “Item 10. Additional Information—C. Material contracts—New Debt Obligations”).

Our Board of Directors may declare interim dividends, in which case the members of the Board of Directors and of the Supervisory Committee are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law No. 19,550, as amended (the “Commercial Companies Law”) and our By-laws.

Our Board of Directors regularly submits our Financial Statements for the preceding year, together with reports thereon by the Supervisory Committee, to the shareholders at the annual ordinary shareholders’ meeting for approval. According to Argentine law, this ordinary shareholders’ meeting must be held to approve the financial statements and determine the allocation of our net income for such year. Under the Commercial Companies Law, the shareholders are required to allocate a legal reserve equal to 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally required until such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock”, as shown on our Consolidated Statement of Changes in Shareholders’ Equity. If the legal reserve falls below the 20% required amount, dividends may not be paid until the legal reserve has been restored to at least the required 20% threshold. The amount represented by the legal reserve is not available for distribution as dividends. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the shareholders’ meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see “Item 10. Additional Information—Taxation—Argentine Taxes.”

Due to pesification and freezing of the tariffs of our regulated gas transportation business after the economic crisis in Argentina (see Item 4. Our information—Business Overview—Gas Transportation—Adjustment of rates”) and the limitations imposed on our ability to pay dividends by our debt obligations (cancelled on June 15, 2007), in the last five years we have not paid dividends.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class B Shares on the Buenos Aires Stock Exchange (“BASE”) and, as a result, would likely affect the market price of our ADSs as well. In addition, such fluctuations will affect the dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of American Depositary Receipts (“ADRs”) on conversion by the Depositary of cash dividends paid in pesos on the underlying Class B Shares.

Beginning in April 1991, under the Convertibility Law, the Central Bank was required to buy or sell U.S. dollars to any person at a rate of one peso per U.S. dollar. On January 11, 2002, the Central Bank ended a banking holiday that it had imposed on December 21, 2001. Subsequently, the Argentine government amended the Convertibility Law, allowing the exchange rate to float freely for the first time since April 1991. Heightened demand for scarce U.S. dollars caused the peso to trade rate at a much less favorable rate than the one-to-one parity prevailing under the Convertibility Law. As a result, the Central Bank intervened on several occasions by selling U.S. dollars in order to lower the exchange rate. The Central Bank’s ability to support the peso by selling U.S. dollars depends, however, on its limited U.S. dollar reserves; the value of the peso has continued to fluctuate significantly. In response to high demand for U.S. dollars in Argentina and the scarcity of U.S. dollars to meet that demand, the Argentine government imposed several temporary freezes, or holidays, and imposed other restrictions on exchange transactions since the Convertibility Law was repealed. For additional information regarding factors affecting the value of the peso, see “—Risks Factors—Risks Relating to Argentina” below. On February 8, 2002, Executive Order No. 260/02 was issued, providing that beginning February 11, 2002, all foreign currency exchange transactions would be executed through a single free exchange market by the Central Bank and at rate agreed by the parties to the exchange.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December, 2006	3.0760	3.0480	3.0596	3.0620
January, 2007	3.1080	3.0580	3.0862	3.1007
February, 2007	3.1060	3.0980	3.1027	3.1000
March, 2007	3.1060	3.0970	3.1015	3.1000
April, 2007	3.1010	3.0830	3.0894	3.0900
May, 2007	3.0850	3.0750	3.0799	3.0770
June, 2007 (through June, 15)	3.0770	3.0720	3.0749	3.0770

Year ended December 31,
2002	3.9000	1.6000	3.2650	3.3700
2003	3.3500	2.7600	2.9489	2.9300
2004	3.0600	2.8030	2.9414	2.9790
2005	3.0400	2.8590	2.9236	3.0320
2006	3.1070	3.0300	3.0747	3.0620

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 15, 2007, the reported exchange rate was Ps. 3.077=US$1.00.

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

Risks Relating to Argentina

Overview

We are a sociedad anónima and most of our operations and nearly all of our assets are located in Argentina. More than 40% of our revenues are peso-denominated. Conversely, substantially all of our indebtedness is U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina and on the exchange rate between the peso and the U.S. dollar. As further described below, in the past several years the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of U.S. dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have adversely affected, and may continue to adversely affect, our financial condition and results of operations, and they may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Political and economic instability in Argentina has adversely affected, and may continue to adversely affect, our financial condition and results of operations.

Fluctuations in the Argentine economy and actions adopted by the Argentine government have adversely affected, and may continue to adversely affect, Argentine entities, including us. Specifically, we have been adversely affected and may continue to be adversely affected by inflation, interest rates, the value of the peso against foreign currencies, price controls, business and tax regulations and in general by the political and economic environment in Argentina and in other countries that may affect Argentina.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political and economic crisis. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on us and our net borrowing position, substantially all of which was denominated in U.S. dollars, (ii) the pesification, at a rate of Ps. 1 to US$1, of our U.S. dollar-denominated gas transportation tariffs, (iii) our default on our financial indebtedness and (iv) the elimination of tariff adjustments for public utilities based on non-Argentine indices or other indexation methods.

Although the economy has recovered significantly over the past four years, uncertainty remains as to whether the current growth and relative stability is sustainable. The Argentine political and economic situations have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue to grow. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation. As in recent years, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. Further, Argentine government actions concerning the economy, including those related to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and might continue to have, a material adverse effect on Argentine entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations.

Fluctuations in the value of the peso may adversely affect the Argentine economy and our financial condition, results of operations and ability to service our debt.

Since the end of U.S. dollar-peso parity in January 2002 under the Public Emergency Law No. 25,561 (the “Public Emergency Law”), the peso has fluctuated significantly in value. As a result, the Central Bank has taken several measures to stabilize the exchange rate and preserve its reserves. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and Argentine companies, including us, to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities.

The significant peso devaluation during 2002 adversely affected our results and financial position. Substantially all of our financial debt was, and is, denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law, however, limited our ability to mitigate the impact of the peso devaluation. Particular aspects of the regulatory framework that adversely affected us included the pesification of our tariffs at a rate of Ps. 1 to US$1 compared with a market exchange rate at the time of almost Ps. 4 to US$1, regulatory issues related to the renegotiation of our tariffs, new taxes and other restrictions on exports of propane and butane (“LPG”).

If the peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences to our business. On the other hand, a substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments.

We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect the demand for our products and services. Moreover, we cannot assure you that the Argentine government will not make regulatory changes that prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, what impact these changes will have on our financial condition and results of operations.

Despite the stability of the peso-U.S. dollar exchange rate in recent years, because substantially all of our indebtedness is and will continue to be U.S. dollar-denominated, potential future devaluation of the peso will negatively affect our revenues expressed in U.S. dollars while increasing the relative cost, in peso terms, of expenses and other financial obligations denominated in foreign currencies, thereby decreasing our cash-generating ability and having a material adverse effect on our liquidity and our ability to service our debt.

At June 15, 2007, the total amount of principal and interest under our consolidated U.S. dollar-denominated indebtedness was the equivalent of US$503.3 million.

Substantial inflation has occurred since the repeal of the Convertibility Law and could continue in the future, resulting in  a material adverse effect on our results of operations and financial condition.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the Consumer Price Index (“CPI”) of 42.8% and in the WPI of 118.9%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public utility rate (“tariff” or “rate”) adjustments and the large drop in demand resulting from the severe recession. Inflation slowed in 2003, with the CPI increasing by 3.7% and the WPI increasing by 2.0% for the year. Further, during 2004, the CPI increased by 6.1% and the WPI increased by 7.9%. This reduction in the relative level of inflation reflected the appreciation of the peso against the U.S. dollar, the increased demand for domestic currency and the distortion of relative prices due to the elimination of public service tariff adjustments. Although in 2003 and 2004 there was a slowdown in inflation, we cannot assure you that this slowdown will continue. During 2005, the Argentine CPI increased 12.3% and the WPI increased 10.6% from the prior year, reflecting increasing inflation compared with 2004. In 2006, CPI increased 9.8% and the WPI increased 7.2% from the prior year.

The unpredictability of Argentina’s inflation rate makes it impossible for us to foresee how our business and results of operations may be affected in the future by inflation. Continued inflation in Argentina without significant increase in our tariffs would have a material adverse effect on our business, results of operations and financial condition.

Argentina’s ability to stimulate sustained economic growth, appease social unrest and repay its debt may depend on external financial assistance, which has been limited and may continue to be limited in the future.

In 2001, as a result of the suspension of lending arrangements with Argentina by the International Monetary Fund (“IMF”) and Argentina’s default on approximately US$65.4 billion of its then-outstanding sovereign debt, international rating agencies downgraded the rating of Argentina’s sovereign debt to default status. The Argentine government launched a process to restructure its sovereign debt on January 14, 2005, and, on March 18, 2005, announced that 76.15% of its bondholders had accepted the restructuring offer. The Argentine government issued new bonds to the accepting holders in April 2005 and paid overdue interest accrued from December 2003. For this reason, Standard & Poor’s Rating Services increased the short and long term sovereign qualification of Argentina from “SD” to “B-”. In addition, on December 15, 2005, President Kirchner announced the early payback of the debt to the IMF, and on January 3, 2006, a disbursement was made by the Argentine government for an amount of US$9.5 billion.

Several legal actions have been filed in the U.S., Italy and Germany by holders of Argentina’s sovereign debt who did not participate in the restructuring, which delayed settlement of the exchange offer associated with the restructuring. A judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us.

There can be no assurance that the Argentine government will not default on its obligations under the new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit agencies, including the World Bank, without subsequent new loans in order to avoid a default on the indebtedness owed to such agencies. All such events could also impair Argentina’s capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

Although the Argentine financial system appears to be recovering, there is still a risk of future collapse.

While the Argentine financial system is recovering, it continues to be fragile. The system’s failure would have a material adverse effect on our prospects for economic recovery and stability. Even short of failure, the crisis in Argentina and its financial sector has had a material adverse effect on us and will likely continue to adversely affect our ability to borrow funds (including the establishment of lines of credit), requiring us to continue to rely on internally generated funds to sustain our operations. We would be materially and adversely affected if the Argentine financial system were to collapse or deteriorate.

The Argentine financial system is exposed to a number of risks that could result in its collapse, including the large number of cases brought in Argentine courts challenging the constitutionality of pesification pursuant to the Public Emergency Law and demanding the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court (the “Supreme Court”) has struck down the pesification of U.S. dollar deposits. On March 5, 2003, the Supreme Court held unconstitutional the Argentine government’s conversion of U.S. dollar-denominated deposits into pesos in the case of deposits of the Province of San Luis with Banco de la Nación. On October 26, 2004, in the lawsuit known as “Bustos,” however, the Supreme Court upheld the constitutionality of the pesification in a separate case brought by a private depositor against the financial institution where the deposit was held. On December 27, 2006, the Supreme Court again upheld pesification in the lawsuit known as “Massa,” holding that the Public Emergency Law does not damage the property rights of the depositors. The “Massa” ruling overturned a Chamber of Appeals decision that found in favor of the plaintiff, which had argued that the pesification of deposits was unconstitutional. Notwithstanding the above, the Supreme Court determined that the depositor has the right to have his deposit converted into pesos at the exchange rate US$1=Ps. 1.40, adjusted by the Coeficiente de Estabilización de Referencia up to the moment of the payment, plus non-capitalized interest on the total amount at the rate of 4%. The Supreme Court’s decision in “Massa” is intended to establish a rule by which a large class of cases challenging pesification will be resolved.

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our foreign currency-denominated indebtedness.

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

We cannot assure you as to how long the current, more flexible regulations will be in effect or whether they will become more restrictive again in the future. If the Argentine government decides once again to tighten the restrictions on the transfer of funds, we may be unable to make principal or interest payments on our debt when they become due, which could have a material adverse effect on us.

Argentine government measures increasing control over funds entering the country may disrupt our ability to access the international capital markets.

On June 9, 2005, the Federal Executive Branch issued Decree No. 616/2005, requiring that any repayment obligation related to proceeds that enter into the Argentine foreign exchange market from foreign loans to private Argentine entities have a maturity of at least 365 days from the date of receipt of such proceeds. In addition, 30% of the amount of the relevant proceeds must be deposited with domestic financial institutions. Such deposit must (i) be registered, (ii) be non-transferable, (iii) be non-interest bearing, (iv) be made in U.S. dollars, (v) have a term of 365 days and (vi) can not be used as security or collateral in connection with other credit transactions. Export and import financing and primary public offerings of debt securities listed on self-regulated markets are exempt from the foregoing provisions. These measures may adversely affect our ability to access the international capital markets and to invest effectively the funds raised in any such financing, which could materially adversely affect our financial condition and results of operations. For a description of these and certain further exchange control measures see “Exchange Controls.”

The Argentine financial market and economy may be adversely affected by the deterioration of other emerging markets.

The Argentine financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one emerging market can have significant effects on the securities of issuers in other emerging markets, including Argentina. These developments, as well as the devaluation of various Asian, Mexican and Brazilian currencies, have adversely affected the securities markets in many emerging markets, including Argentina. The increased market volatility in these securities markets has also been attributed, at least in part, to the effect of these and other similar events. There can be no assurance that the

Argentine financial and securities markets will not continue to be adversely affected by events elsewhere, especially in other emerging markets. Such events can be expected to adversely affect the Argentine economy, which could have a material adverse effect on us.

Because the Argentine standards for corporate disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine companies, including that of companies in the United States.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”). However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of companies in the United States. Furthermore, there is less extensive regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our Financial Statements in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. See Note 12 to our Financial Statements for a description of the material differences between Argentine GAAP and US GAAP as they relate to us and for an estimate of the impact of those differences on net income (loss) for the year and our shareholder’s equity.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts that are no longer subject to indexing, our net revenues, and liquidity, have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented approximately 38% and 43% of total net revenues during 2006 and 2005, respectively) are attributable to public service contracts, which are subject to government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”). Prior to the passage of the Public Emergency Law, the tariffs we were permitted to charge under these public service contracts permitted indexation, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation.

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

Our results of operations may be adversely affected because our License with the Argentine government is subject to renegotiation.

The Public Emergency Law authorizes the Argentine government to renegotiate public service contracts, tariffs and licenses with public utility companies on its own initiative, using the following criteria:

▪

the impact of the rates on the competitiveness of the economy and on income distribution;

▪

the quality of the services and the investment programs contractually provided for in the service contract;

▪

the interests of users, as well as service access conditions;

▪

the operational safety of the systems concerned; and

▪

the profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contracts. In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”). Little progress has been made to date in the renegotiation process with UNIREN. We cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License or the tariffs for our public service contracts. The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2007.

If our public service contracts are renegotiated, the new terms of such contracts may be less favorable than the current terms of these public service contracts. If the public service contracts are renegotiated on less favorable terms than our current tariffs provide, our results of operations and financial condition will be materially adversely affected. Even if our public service contracts are renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

Enron Corp., the parent corporation of certain shareholders of Compañía de Inversiones de Energía S.A. (“CIESA”), our controlling shareholder, has filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Government of Argentina under the Bilateral Investment Treaty between the United States and Argentina. We understand that the claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure effected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron Corp. and ordered the Argentine government to pay US$106.2 million to Enron Corp. In two similar claims, the Argentine government is seeking the annulment of the awards in favor of the claimants. It is possible that the continued pursuit of such claim by Enron could adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities. The proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, including Enron and its affiliates, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments that were not applied in 2000 and 2001. Additionally, the proposal would require us to hold the Argentine government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected.

Even if our shareholders and CIESA’s shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed. Other similarly situated public utility companies have complied with the UNIREN requirement. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies have been suspended, due to their potential impact on inflation.

On April 9, 2007, pursuant to Resolution No. 3,729/07, ENARGAS authorized the gas distribution company Gas Natural BAN S.A. to implement a tariff increase of 14% for residential consumers and 15% for industries and commerce. The adjustment will be retroactively applicable to January 1, 2005. The resolution also includes a scheme for future adjustments. This tariff adjustment is the first one concluded between UNIREN and any of the public service companies in the natural gas transmission or distribution businesses. Although the adjustment could prove to be a useful benchmark in connection with further negotiations between UNIREN and the Company, no assurance can be given as to ultimate terms on which the Company may be able to secure a tariff adjustment.

Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.

We conduct our natural gas transportation business pursuant to the License, which authorizes us to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina. The Executive Branch may revoke our License in certain circumstances based on the recommendation of ENARGAS, the governmental body charged with the regulation of the transportation, distribution, marketing and storage of natural gas. Reasons for which our License may be revoked include:

▪

repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

▪

total or partial interruption of service for reasons attributable to us that affects transportation capacity during the periods stipulated in our License;

▪

sale, assignment or transfer of our essential assets or the placing of encumbrances thereon without ENARGAS’s prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

▪

our bankruptcy, dissolution or liquidation;

▪

ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein; and

▪

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

The affirmative and restrictive covenants in our currently outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

Our currently outstanding indebtedness contains numerous affirmative and restrictive covenants that limit our ability to, among other things:

▪

create liens;

▪

incur additional debt;

▪

pay dividends, acquire shares of stock and make payments on subordinated debt;

▪

enter into transactions with affiliates;

▪

sell assets; or

▪

consolidate, merge or sell substantially all of our assets.

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

We are a stock corporation with limited liability, or sociedad anónima, organized under the laws of Argentina. Substantially all of our assets are located in Argentina.

Under Argentine law, foreign judgments may be enforced by Argentine courts, provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are met. Foreign judgments cannot violate principles of public policy (orden público) of Argentine law, as determined by Argentine courts. It is possible that an Argentine court would deem the enforcement of foreign judgments ordering us to make a payment in a foreign currency outside of Argentina to be contrary to Argentine public policy if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina.

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

Since 2004, the gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy and (ii) the devaluation of the peso and the pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation. However, notwithstanding this increase in demand, these conditions have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

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

In light of these events, the Argentine government has decided to initiate a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds as vehicles to facilitate those investments. In order to finance such expansions, Law 26,095 was passed to provide for the creation of additional tariff surcharges (“cargos específicos”), which are special contributions to the gas trust fund made by the potential or actual beneficiaries of the improved gas transportation systems.

In 2005, a trust fund was created to carry out the expansion of the San Martín pipeline, resulting in a transportation capacity increase of 2.9 MMm3/d (102.4 MMcf/d). In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out a second, significantly larger expansion of the gas pipeline system. This new expansion will increase the aggregate transportation capacity of our system and the system of Transportadora de Gas del Norte S.A. (“TGN”) by 25 MMm3/d, of which almost 9.4 MMm3/d correspond to our system The investment will be financed by the shippers who subscribe to the additional capacity. Works are currently behind schedule due to the fact that some steps of the works have not been approved by the ENARGAS yet.

Although the San Martín expansion project has not adversely affected our results of operations or financial condition, we cannot assure you that expansion projects will not in the future have such adverse effects.

Additionally, the legality of the additional tariff surcharges used to finance the gas trust fund has been challenged by users of the gas distribution system who have been charged with such tariff surcharges. Some users claim that they are not direct beneficiaries of the pipelines to be constructed and that the tariff surcharges represent a covert increase in the gas tariff. Other users claimed that there was no public hearing as stipulated in the regulations. In the event that these claims are successful, new gas pipeline expansions could be impaired and our business adversely affected.

On April 9 and April 16, 2007, we received two requests from an Argentine Federal Criminal and Correctional Court to provide information and documents relating to the role we had in the 2005 pipeline expansion project. These requests were made in connection with an investigation regarding alleged improper payments made by a sub-contractor hired by another party (other than us) engaged by the Gas Trust in connection with the construction of a portion of the 2005 expansion project, which increased the capacity of both the northern and southern gas transportation pipeline systems of Argentina. Other companies involved in the expansion of the gas transportation systems have received similar requests for information. We have complied with the requests and provided all the information and documentation requested to the extent known by or available to us. No allegations have been made against us, and we have not engaged in any illegal or improper conduct in connection with the expansion project. The investigation may, however, create a distraction for management and could potentially affect the structure or timing of the larger expansion project commenced in 2006.

Also, in 2004, the Executive Branch issued Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies could receive natural gas in priority to other users, even those with firm transportation contracts. On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that from time to time, as necessary, it can require us to interrupt transportation service (including on firm basis) to our customers in order to service power stations and gas distribution companies and that ENARGAS will set the priority of transportation in such cases. Although, to date, our business has not been materially adversely affected by interruption requests, we can not assure you that in the future our business and results of operations will not be adversely affected by such requests.

Our NGL production could be adversely affected if the volume of natural gas transported by us declines, or especially if demand for natural gas continues to increase and new gas processing plants are built upstream the Cerri Complex.

A sharp increase in natural gas demand occurred as a result of the devaluation of the peso in early 2002. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, there are high rates of substitution of natural gas for other fuels, principally in power plants and vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy.

We are and may be adversely affected by a decrease in the natural gas supply necessary to replace its attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below).

We could also be adversely affected by additional competition in our NGL business. In 2000, a gas processing plant was built upstream of the Cerri Complex (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization—Competition” below). Any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from NGL production and commercialization services.

Our NGL business is volatile and fluctuations in international prices may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment, operations relating to NGL production and commercialization have represented a larger portion of our total net revenues since 2003. For the year ended December 31, 2006, net revenues relating to NGL production and commercialization represented approximately 55% of our total net revenues while net revenues from this business represented approximately 51% of our total net revenues for the years ended December 31, 2005 and 2004. This increase is primarily due to higher international prices for LPG and production volume increases. Any decline in international prices for LPG, which have fluctuated significantly over the last ten years, may materially adversely affect our results of operations and financial condition.

A significant increase in the price of natural gas may adversely affect the profitability of the NGL production and commercialization business segment.

The cost of NGL production and commercialization for our own account (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below) may increase significantly, as a consequence of the natural gas price deregulation since March 2006 and the tariff surcharges (see “Item 4.— Our Information— B. Business Overview—Gas Transportation—The Argentine Natural Gas Industry—Historical Background” below) and a situation, in which Argentina currently finds itself, in which, in times where the natural gas production is not enough to satisfy the current demand. Because we extract and market a significant quantity of NGL for our own account, an increase in the Argentine natural gas price may have the effect of increasing our costs, and reducing our profit, from these activities.

CIESA, as principal shareholder, exercises significant control over matters affecting us.

Our controlling shareholder, CIESA, is in a position to direct our management, to control the election of a majority of the Board of Directors, to determine our dividend and other policies and to generally determine the outcome of any matter put to a vote of our shareholders. Pursuant to the procedures established by the Argentine government under which CIESA made its investment in us, there are restrictions on the ability of CIESA to reduce its shareholding in us below 51% of the share capital.

In addition, CIESA is facing a debt restructuring process (see “Item 4.— Our Information—A. Our History and Development—General” below). If the proposed Restructuring Agreement is not approved by the CNV, ENARGAS and the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia or “CNDC”), or any other aspect of the restructuring plan fails, CIESA may be forced into bankruptcy.

We have engaged in and will continue to engage in transactions with the shareholders of CIESA and their affiliates. However, the interests of these shareholders and affiliates may not be aligned, or may conflict, with our interests.

Item 4. Our Information

A.

Our History and Development

General

Transportadora de Gas del Sur S.A. commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of GdE, the Argentine state-owned gas company, whose integrated operations included gas transportation and distribution. GdE was divided into ten companies; two transportation companies and eight distribution companies.

We are a sociedad anónima, incorporated with limited liability under Argentine law on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar.

We are currently the largest transporter of natural gas in Argentina, delivering approximately 59% of the  total gas transported in Argentina, through 7,938km (4,933 miles) of pipeline, of which we own 7,481 km (4,649 miles). Substantially all of our transportation capacity, 71.6 MMm3/d (approximately 2.5 Bcf/d) in 2006, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented approximately 38% and 43% of our total net revenues in 2006 and 2005, respectively.

We conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027, extendable for an additional ten-year period at our option if certain conditions are met. This License gives us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our system connects major gas fields in southern and western Argentina with both distributors and large consumers of gas in those regions as well as in the greater Buenos Aires area, the principal population center of Argentina.

We are also the largest processor of natural gas and one of the largest marketers of NGL in Argentina. We operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where NGL are separated from gas transported through our pipeline system and stored for delivery. Our NGL production and commercialization business is not subject to regulation by ENARGAS, and revenues from this segment represented approximately 55% and 51% of our total net revenues during the years ended 2006 and 2005, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remainder of our common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) (directly and indirectly through its subsidiary Petrobras Hispano Argentina S.A., which together with Petrobras Energía, we refer to herein as “Petrobras”), 40% by a trust for which ABN AMRO BANK N.V. acts as trustee (the “Trust”), and 10% by a subsidiary of Enron Corp. (“Enron”).

On April 16, 2004, Petrobras and Enron signed the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), which contemplates a two-stage reorganization of CIESA’s ownership. The first stage of the reorganization was carried out on August 29, 2005. In this first stage, Enron transferred 40% of the outstanding share capital of CIESA to the Trust, and Petrobras transferred Class “B” common shares (representing 7.35% of our outstanding share capital), which it held directly and not through CIESA, to Enron.

The second stage of CIESA’s reorganization will be implemented through the Restructuring Agreement, dated September 7, 2005, among CIESA, its current shareholders and its creditors. The Restructuring Agreement provides for a second stage in two steps. The first step, which has been completed, was the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million. The second step, which will be completed after approval by the ENARGAS and the CNDC, will consist of (a) the cancellation of CIESA’s remaining indebtedness (the principal amount of which is US$201 million) in exchange for CIESA’s transfer to its creditors of TGS class “B” common shares that account for approximately 4.3% of TGS’s common stock, which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by Enron, (b) the issuance of new CIESA shares in such a manner that the creditors will hold 50% of the common stock of CIESA and (c) the transfer by the Trust of its CIESA shareholding to Petrobras, leaving Petrobras with the remaining 50% of CIESA’s shares.

During the last three years, our aggregate capital expenditures amounted to approximately Ps. 423.7 million. Such capital expenditures include Ps. 168.6 million related to our gas transportation system expansions, Ps. 155.1 million related to improvements to our gas transportation system, Ps. 59.0 million related to NGL production and commercialization activities and Ps. 41.0 million  related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

Our most significant capital expenditure during the last three years was the finalization of our gas transportation system expansion. This project was implemented within the framework of a Trust Fund constituted by the Executive Branch of the Argentine government for the purpose of financing gas pipeline systems expansions. The expansion generated a transportation capacity increase in the General San Martín Pipeline of 2.9 MMm3/d (102.4 MMcf/d) and required an aggregate investment of US$ 351 million, of which US$ 311 million was financed by the investors in the Trust Fund and approximately US$ 40 million (including Value Added Tax “VAT”) was provided by us. 80% of the revenues obtained from the expanded transportation capacity will be applied towards repaying our investment.

Aside from the expansions carried out under the gas trust fund framework, we also conducted an expansion project in order to meet new firm transportation requirements for an additional capacity of 1.6 MMm3/d (56.5 MMcf/d), which capacity was subscribed by Aluar Aluminio Argentino S.A.C.I. (“Aluar”) and certain natural gas producers. This expansion project involved the construction of 80 km (50 miles) of loops along the San Martín pipeline and the renovation of a compressor plant. This expansion, which cost approximately US$42 million, was financed by means of advance payments from the customers, which are being cancelled through the effective rendering of services. These expansions allowed an increase in our gas transportation revenues of approximately Ps. 26 million annually.

B.

Business Overview

GAS TRANSPORTATION

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

Our pipeline system connects major gas fields in southern and western Argentina with distributors of gas in those areas and the greater Buenos Aires area. TGN, the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides gas transportation services to the greater Buenos Aires area.

Gas transportation services accounted for approximately 38%, 43% and 44% of our total net revenues in 2006, 2005 and 2004, respectively. In 2006, approximately 93% of our average daily gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below). Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS.  During 2006, the amount of net revenues derived from firm transportation contracts was approximately Ps. 448.8 million, representing 91% of the total net revenues for the gas transportation segment.  Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into predominantly with the same four gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 5.0 million end-users, including approximately 3.4 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGas S.A. (“MetroGas”), Gas Natural BAN S.A. (“BAN”), Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These distribution companies serve in the aggregate approximately 67% of the distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2006, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bm3)	% of Market Served	No. of End-Users (in million)	% of deliveries received from us
MetroGas (1)	7.9	26%	2.1	92%
Camuzzi Pampeana (1)	4.2	14%	1.1	98%
Camuzzi Sur	4.0	13%	0.5	100%
BAN (1)	3.9	14%	1.3	66%
		67%	5.0

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, at December 31, 2006, 2005 and 2004, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	December 31,
	2006			2005			2004
	Average firm contracted capacity		Net revenues	Average firm contracted capacity		Net revenues	Average firm contracted capacity		Net revenues
Firm:	(MMm3/d)	(MMcf/d)	(million of pesos)	(MMm3/d)	(MMcf/d)	(million of pesos)	(MMm3/d)	(MMcf/d)	(million of pesos)
MetroGas	22.5	794.7	175.4	22.5	796.0	172.8	22.2	785.4	171.1
Camuzzi Pampeana	14.4	507.1	87.7	11.0	388.3	81.3	11.5	405.1	76.6
BAN	10.4	366.5	69.5	9.2	325.0	64.0	9.0	316.7	60.6
Camuzzi Sur	10.3	363.3	20.5	9.8	345.1	19.1	8.5	298.4	17.0
Others	14.0	495.2	95.7	15.7	556.2	91.2	12.4	441.5	80.4
Total firm	71.6	2,526.8	448.8	68.2	2,410.6	428.4	63.6	2,247.1	405.7
Interruptible and others:
	-	-	43.2	-	-	31.6	-	-	28.6
Total	71.6	2,526.8	492.0	68.2	2,410.6	460.0	63.6	2,247.1	434.3

Step-down Rights. We are required by the ENARGAS to grant all shippers of natural gas step-down rights, which permit the shippers to reduce some of their committed capacity in the zones where, as a result of open bidding, new shippers of natural gas subscribed for firm transportation capacity, so long as we do not suffer any economic harm. ENARGAS’s intention is to promote more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2006, 2005 and 2004:

	December 31,
	2006		2005		2004
	Average daily		Average daily		Average daily
	deliveries		Deliveries		deliveries
Firm:	(MMm3/d)	(MMcf/d)	(MMm3/d)	(MMcf/d)	(MMm3/d)	(MMcf/d)
MetroGas	19.8	699.2	19.4	685.1	19.0	671.0
Camuzzi Pampeana	9.9	349.6	9.5	335.5	8.9	314.3
Camuzzi Sur	6.7	236.6	6.3	222.5	5.8	204.8
BAN	8.1	286.0	7.6	268.4	7.4	261.3
Others	12.6	445.0	10.6	374.3	9.7	342.6
Subtotal firm	57.1	2,016.4	53.4	1,885.8	50.8	1,794.0
Subtotal interruptible	4.1	144.8	4.2	148.3	4.8	169.5
Total	61.2	2,161.2	57.6	2,034.1	55.6	1,963.5
Average annual load factor(1)	86%		84%		87%
Average winter heating season load factor(1)	94%		92%		95%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

Since privatization of the pipeline system, we have succeeded in increasing peak-day delivery capability, as reflected in the pipelines’ increase in average three-day peak deliveries, from 42.9 MMm3/d (1.5 Bcf/d) in 1991, as measured by GdE (no statistical data is available for 1992), to 66.7 MMm3/d (2.4 Bcf/d) in 2001, representing an increase of 55%. From 2001 to 2006 the average three-day peak deliveries has increased only slightly to 74.6 MMm3/d (2.6 Bcf/d), representing an increase of 12% and reflecting the unfavorable investment climate since late 2001.

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

In light of the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in all segments of the Argentine economy, the Argentine government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS - the framework for the creation of a trust fund (the “Gas Trust”) with the aim of financing gas transportation system expansions.

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 2.9 MMm3/d (102.4 MMcf/d). The expansion was achieved through the construction of approximately 509 km (316 miles) of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The work, which was finished in August 2005, partially came into service in July 2005.

The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and compressed natural gas (“CNG”) suppliers for whom gas transportation supply is made under firm contracts. We invested approximately US$40 million in the expansion (including VAT for an amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 23 million. This amount is expected to be fully repaid at the end of the license period.

In April 2006, the MPFIPyS, the Federal Energy Bureau and gas transportation companies, among others, signed a letter of intent to carry out a second and much more significant expansion of the gas transportation pipeline system. This new expansion will increase the transportation capacity of our system and TGN’s system by a total of 25 MMm3/d (883 MMcf/d), of which approximately 9.4 MMm3/d (332 MMcf/d) correspond to our system. In December 2006, the gas trust fund contracts and a project management agreement among the Federal Energy Bureau, Nación Fideicomisos S.A and us (the “Management Agreement”) was signed. Under the Management Agreement, we will receive Ps. 50 million plus VAT as a consideration for management services that we will render in 2007 and 2008 in connection with the construction of the first 7.0 MMm3/d (247 MMcf/d) of capacity. The expansion shall be deemed the property of a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The cost of the project will be repaid principally through the levy of a new surcharge on the industries, power plants and large and medium-size businesses, other than users of CNG for vehicles. Works are currently behind schedule due to the fact that some steps of the works have not been approved by the ENARGAS yet.

Additionally, as we described above, we conducted the work on an expansion of our pipeline system (see “- Our history and development – General”), in order to meet new firm transportation requirements subscribed by Aluar and gas producers.

System Improvements. In 2006, 2005 and 2004, we made capital expenditures in the aggregate amount of approximately Ps. 32.9 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines in accordance with Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; in the last five years we had not had significant ruptures in our system’s pipeline.

After the Neuba I pipeline suffered ruptures in 1998 and 1999 caused by fissures produced by the Stress Corrosion Cracking (“SCC”), we made, in 2000 and 2001, hydrostatic tests on some critical tranches of that pipeline. As a consequence of these tests, we replaced approximately 1.2 km of pipeline and carried out a recoating program.

The hydrostatic tests require interruption of gas transportation service for approximately one month. Currently, this is impracticable due to high gas transportation demand. Therefore, in 2004, we contacted a Russian internal inspection service supplier, who offered us an internal inspection tool that would permit the detection of SCC without interruption of gas transportation service. In March 2005, we made internal inspections on some pipeline tranches using this new technology; however, these tests were not effective. Consequently, the Russian company is designing a new tool which began testing in January 2007. Moreover we are carrying out precise diggings with a susceptibility model developed by us in order to find cracks in the areas of Neuquén and Cipoletti.

In addition, during 2006, 2005 and 2004, internal inspections were successfully carried out through 2,507 km (1,558 miles) of pipelines in order to detect failures and damages produced by rust and corrosion, which cost amounted to approximately US$ 4.1 million. The total kilometers to be inspected through 2007 were established jointly with the ENARGAS.

These inspections have been performed by a supplier under a five-year agreement involving inspection services to be rendered through 2007. As a result of these inspections, it was necessary to do specific repairs, some of which included the replacement of small sections of pipelines.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with Enron Pipeline Company Argentina (“EPCA”), an indirect, majority-owned subsidiary of Enron Corp.. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement, mentioned in “—Our History and Development—General”, includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. Since that date, Petrobras Energía has been our technical operator and is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards.

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

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine government. In addition, prior to its privatization, Repsol-YPF S.A. (“Repsol-YPF”) or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

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

The Natural Gas Act and the related decrees granted each privatized gas transportation company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Act also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$0.97/million British thermal units (“MMBtu”) at the wellhead, which had been the regulated price since 1991. Pursuant to Decree No. 2,731/93, gas prices were deregulated as of January 1, 1994. From deregulation until 2001, average prices rose by approximately 67%.

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

In spite of the devaluation of the peso, from early 2002 until May 2004 wellhead gas prices remained unchanged. This was the indirect consequence of the government prohibition on distribution companies passing through price increases implemented by producers, which made it impossible for producers to implement any increase in the wellhead gas price. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, CNG for vehicles, industries and retail in which consumption surpasses 9,000 m3/month. For such large consumers (except consumers of CNG for vehicles and power plants), the wellhead gas price has been deregulated since March 31, 2006. Nevertheless, the natural gas price for these large consumers can not be higher than the export parity price (net of tax on exports). This price was scheduled to be deregulated for smaller consumers (including residential consumers) and CNG for vehicles on January 1, 2007. However, as of the date of this Annual Report, the Federal Energy Bureau has not authorized this deregulation.

Demand for Natural Gas. Natural gas consumption in Argentina has increased more than 60% from approximately 22.3 Bm3 (787 Bcf) in 1993 to 36.1 Bm3 (1,275.1 Bcf) in 2006, representing a compound annual rate of growth in consumption of approximately 3.8%. Natural gas has experienced a significant increase in market share in Argentina in recent years reaching approximately 55% of total national energy consumption in 2005, which is greater than the comparable percentage for worldwide energy consumption. Despite the relatively high market share for natural gas in Argentina as compared to other countries, significant additional potential demand for natural gas exists as a result of recent growth in the Argentine economy and the constraints on the supply of natural gas resulting from governmental on increases in the wellhead price of natural gas, as well as limits on increases in the transportation and distribution tariffs.

The graphic below sets forth the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the year ended December 31, 2005, the most recent year for which such information is available:

Source: ENARGAS

A sharp increase in natural gas demand resulted from the devaluation of the peso in early 2002. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, there are high rates of substitution of natural gas for other fuels, including the increasing use of CNG for vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy.

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

•

importation of natural gas from Bolivia, electricity from Brazil and Uruguay and fuel oil and gas oil from Venezuela and others countries - the latter as an alternative fuel to natural gas - and to reduce natural gas exports to Chile and Brazil;

•

completion of the expansion work in Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant;

•

construction of a new pipeline to transport the import of 20 MMm3/d (706.2 MMcf/d) of natural gas from Bolivia;

•

construction of two thermal power plants to be carried out with funds owed by the Argentine government to power plants and with funding from Private Pension Fund Managers (“AFJP”) and other investors;

•

planning for the construction of a gas pipeline to connect the abundant Bolivian and Venezuelan natural gas reserves with the consumption of natural gas in Argentina and other South American countries; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance gas and electricity expansions.

The lack of progress in the renegotiation of utility companies’ services contracts led to a failure on the part of natural gas licensees to make the investments necessary to expand pipeline capacity so as to meet increasing demand in the industry. To address this issue, the Argentine government promoted the creation of financial trust funds, such as the Gas Trust, as vehicles to facilitate those investments. Although this alternative investment structure may prove successful in addressing demand problems in the next few years, management believes that it may not be a feasible solution for financing infrastructure investments in the long-term because trust-sponsored expansions of the pipeline system are likely to be designed to permit investors in the trust to recover their investments in the short term. As a result, this structure requires significant tariff increases that are borne by a relatively small number of parties (e.g., large industrial companies, power plants, CNG suppliers and other important commercial companies). Management believes that the capacity of all of these groups of customers to absorb tariff increases may be limited.

The financing approach taken over the 1990s by privatized companies not only resulted in a significant increase of gas transportation capacity and distribution in the gas transportation systems but also the introduction of new technologies and the development of optimal operative maintenance conditions of the systems. The excellent maintenance conditions that were developed have enabled the privatized companies to continue delivering quality in gas transportation and distribution services and respond to a growing demand, despite the inability of such companies to make additional capital investments in the systems during the recent Argentine economic crisis. However, the deterioration of the tariff regime and abrogation of the adjustment mechanism specified in the private companies’ licenses, as well as the Argentine peso devaluation, have turned Argentina into the Latin American country with the lowest cost of gas, making it difficult for companies to raise sufficient capital to implement the expansion projects necessary to address high gas demand growth rates.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 60% of the gas transported by our system in 2006 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2005, production in 2005  (the last year for which information is available) and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(1)(2)		Production 2006		Reserve Life(3)
		MMm[3]	Bcf	MMm[3]	Bcf	(years)

Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	202,543	7,153	29,736	1,050	6.8
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	123,638	4,366	10,215	361	12.1
Golfo San Jorge	Chubut, Santa Cruz (north)	43,642	1,541	4,769	168	9.2
Cuyo	Mendoza (north)	692	24	62	2	11.2
Noroeste	Salta, Jujuy, Formosa	75,641	2,671	7,048	249	10.7
Total		446,156	15,755	51,830	1,830	8.6

(1)

Estimated as of December 31, 2006. There are numerous uncertainties inherent in estimating quantities of proven reserves. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at 2006 production levels.

Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 68% was transported by us and approximately 32% by TGN for the year ended December 31, 2006.

Austral and Golfo San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Camuzzi Sur also transports gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin’s existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

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

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Act, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Congress. However, since 2004 ENARGAS has been governed by three directors who were not confirmed by the Congress and, currently, ENARGAS is administered by an inspector appointed by the Executive Branch through Decree No. 571/07. Executive Branch intervention is due to investigation of ENARGAS’ possible involvement in alleged improper payments made by a sub-contractor hired by a third party engaged by the Gas Trust in connection with the construction of a portion of the 2005 expansion project, that increased the capacity of both the northern and southern gas transportation pipeline system of Argentina. ENARGAS, which operates within the purview of the Ministry of Economy and Production and the MPFIPyS, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Act on each company’s license.

Most of the electrical power stations do not have firm gas supply agreements and, as a result of the gas shortage in Argentina, have increasingly used imported natural gas and used alternative fuels that are more expensive than natural gas produced in Argentina. In 2004, the Executive Branch issued Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies (for their uninterruptible clients) could receive natural gas in priority to other users, even those with firm transportation contracts. On April 21, 2004, the MPFIPyS issued Resolution No. 208/04 that ratified an agreement between the Federal Energy Bureau and gas producers to give effect to this new system.

On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that, in the event there is insufficient gas available in the market to supply power stations, we can be required to interrupt transportation services to our firm capacity customers in order to give priority to gas distribution companies and power plants that have not entered into firm transportation contracts. In any such case, ENARGAS will set the priority of transportation.

Under these circumstances and our License, if ENARGAS asks us to interrupt firm transportation contracts, we will be exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us in writing instructions for any such firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

At the end of May 2007, due to a rise in demand resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under this resolution for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions, and do not believe that our compliance will result in legal action by any of our firm transportation clients. We have not received claims from any of our firm transportation clients as of date of issuance of this Annual Report.

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

▪

operating and safety standards;

▪

terms of service, including general service conditions such as specifications regarding the quality of gas transported, major equipment requirements, invoicing and payment procedures, imbalances and penalties, and guidelines for dispatch management;

▪

contract requirements, including the basis for the provision of service, e.g., “firm” or “interruptible”;

▪

mandatory capital investments to be made over the first five-years of the license term; and

▪

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

▪

repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

▪

total or partial interruption of the service for reasons attributable to us, affecting completely or partially transportation capacity during the periods stipulated in our License;

▪

sale, assignment or transfer of our essential assets or otherwise encumbering such assets without ENARGAS’s prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

▪

bankruptcy, dissolution or liquidation; and

▪

ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein.

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

The table below sets out our local firm and interruptible rates by pipeline and zones, in effect as of the date of this Annual Report (which have not changed since January 1, 2000):

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

As mentioned above, tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002, which among other provisions eliminated tariff indexing increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one U.S. dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2007.

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

On March 10, 2005, UNIREN called for a public hearing, which was held on April 27, 2005, to discuss its proposal presented in July 2004. During the hearing, UNIREN reaffirmed its offer of a 10% tariff increase and its proposal to continue the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. Regarding the abandonment of claims against the Argentine government resulting from the Public Emergency Law, UNIREN outlined a first stage that included the postponement of the potential claims by us and our shareholders, prior to a renegotiation of our License, to be followed by the abandonment of any such claims by us or our shareholders to any claim or lawsuit, and our agreement to hold harmless the Argentine government. We informed UNIREN that, regarding the original proposal, it has the imperative to negotiate an overall agreement of our License and, since some points of the UNIREN proposal required improvement, we expressed our willingness to continue discussing it.

In June and November 2005, we received two proposals from UNIREN which are in line with the previous one. These proposals also established, as an additional condition, the Company’s, and any of our shareholders, abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. We responded to the proposals by declaring that the original 10% increase was insufficient. We did commit not to make any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, we stated our intention to make our best efforts to obtain similar commitments from our investors.

In November 2005, in response to the request made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Argentine Republic. However, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and Enron Argentina CIESA Holding S.A. (“EACH”) (both our shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder), gave information regarding the existence of a claim which, jointly with Enron Corp., has been initiated against the Argentine Republic before the ICSID. Ponderosa stated it would consider withdrawing its claim only in the event it was fairly compensated. On May 22, 2007, ICSID decided against the Argentine government and ordered it to pay US$106.2 million to Enron Corp.

During 2006, the UNIREN made two new proposals to us with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process.

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

Upon expiration of our License, we will be required to transfer to the Argentine government or its designee the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

▪

the net book value of the essential assets determined on the basis of the price paid by CIESA for shares of our common stock plus the original cost of subsequent investments carried in U.S. dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS (since the enactment of Public Emergency Law, this provision may no longer be valid); or

▪

the net proceeds of a new competitive bidding.

Under Argentine law, an Argentine court will not permit the enforcement of a judgment on any of our property located in Argentina which is determined by the courts to provide essential public services. This may adversely affect the ability of a creditor to realize a judgment against our assets.

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

To a limited extent we compete with TGN on a day-to-day basis for interruptible transportation services and from time-to-time for new firm transportation service made available as a result of expansion projects to the distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Pampeana, MetroGas and BAN). We compete directly with TGN for the transportation of gas from the Neuquén basin to the greater Buenos Aires area. The following chart shows the contracted firm capacity by Camuzzi Pampeana, Metrogas and BAN from the Neuquén basin with us and TGN:

	TGS		TGN
	MMm3/d	Bcf/d	MMm3/d	Bcf/d
Camuzzi Pampeana	12,874	455	250	9
MetroGas	22,036	778	2,540	90
BAN	9,815	348	4,310	152

Additionally, this situation will be affected by the operation of the MEG, which by Decree requires that all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale must be used in accordance with the Federal Energy Bureau’s requirements. For further information, see “Item 4. Business Overview—Gas Transportation—The Argentine Natural Gas Industry.”

The cost of gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

Currently, there are two important pipeline construction projects. The Noreste pipeline is an Argentine government project which may connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The capacity of this pipeline is anticipated to be approximately 20 MMm3/d (706.3 MMcf/d). Construction of this gas pipeline is expected to start in 2007, with the pipeline beginning operation in 2010.

The Sudamericano pipeline project, to be carried out by the governments of Venezuela, Brazil and Argentina, may transport approximately 150 MMm3/d (5,297 MMcf/d) of natural gas from Venezuela to Brazil and Argentina. Construction of the Sudamericano pipeline remains subject to completion of feasibility studies.

These large new projects might reduce future investments in the exploration of fields from which we transport gas and consequently could decrease the volumes transported, adversely affecting our revenues from the gas transportation and NGL production and commercialization business segments.

NGL PRODUCTION AND COMMERCIALIZATION

NGL production and commercialization activities are not subject to regulation by ENARGAS. However, over last years, in order to guarantee sufficient supply of LPG for local market at low prices, the Argentine government enacted Law No. 26,020, which is described in further detail below.

Our NGL production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral gas basins. The owners of the extracted NGL are required to make in-kind deliveries of additional gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas. We operate our NGL business under two different types of contractual arrangements:

▪

NGL production and commercialization for our own account: Under this type of arrangement, the NGL products obtained at Cerri belong to us. We make in-kind deliveries of additional gas to replace thermal units consumed in the NGL production process and agree with the natural gas distributors and certain producers on the payment of richness contribution incentives in order to maximize the NGL production in the Cerri Complex. This category of our NGL business is most important in terms of revenue, percentage of transactions and profit.

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

Our export sales of LPG are sold to Petrobras International Finance Company (“PIFCo”), a subsidiary of Petrobras Petróleo Brasileiro S.A., under a 36 month term agreement which will expire on August 31, 2009. The contract provides for sales of approximately 220,000 metric tons (“tonnes”) (242,506 short tons) per year at the price quoted in Mont Belvieu, Texas, less a fixed discount per tonne. Natural gasoline is sold to PIFCo under an agreement expiring on December 31, 2009. This agreement provides for sales of approximately 9,000 tonnes (9,921 short tons) per month at Mont Belvieu price, less a fixed discount per tonne.

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

This business segment also comprises storage and dispatch by truck and subsequent shipment of the NGL extracted at the Cerri Complex in facilities located in Puerto Galván. LPG and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. Any ethane extracted in the Cerri Complex which can not be sold to PBB is reinjected into the pipeline.

The NGL production and commercialization segment increased its percentage of our total revenues from 19% in 2001 to 55% in 2006, as a consequence of the adverse change in the regulated gas transportation segment, and the rises in the international prices of LPG and natural gasoline experienced during the last years, which generated principally higher revenues from exports.

The annual sales for the Cerri Complex for 2006, 2005 and 2004 in short tons were as follows:

	2006	2005	2004
Ethane	419,131	376,678	381,118
LPG	592,657	498,542	591,888
Natural gasoline	126,491	108,260	115,934
Total	1,138,279	983,480	1,088,940

In addition, our management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from our gas transportation and NGL production and commercialization businesses.

Since 2002, demand for natural gas has increased significantly due to the Argentine economy recovery, as well as it being the most inexpensive fuel because prices were not adjusted for over two years (from early 2002 to mid-2004). To address this situation, the Argentine government and the gas producers agreed to graded increases in natural gas prices in 2004, and, in 2005, the Argentine government granted tax benefits for oil and gas exploration investments. However, many doubts exist as to whether these measures taken by the Argentine government will encourage producers to make the necessary investments needed to increase production and satisfy the expected natural gas demand. This critical situation could affect adversely the natural gas supply to Cerri Complex, that may cause in the future a decrease in NGL production.

In order to mitigate the reduction in natural gas supply to Cerri Complex described above, we concluded further long-term agreements for the processing of gas on behalf of producers in the Cerri Complex, as well as operating agreements that mitigate the risks of gas “richness” (i.e., the proportion of liquids intermixed with the natural gas) deterioration and its consequent impact on the production of liquids.

Law No. 26,020, enacted in April 2005, set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee supply and price stability of said products in the domestic market. Consequently, we shall not be able to select freely the markets to allocate LPG production. As we are effectively required to meet domestic demand before exporting significant amounts of LPG, we are not able to take full advantage of rising international prices, and consequently run the risk of relinquishing revenues from foreign markets with higher prices than those established for local consumers, which have remained fixed since September 2005 by the Federal Energy Bureau, in order to satisfy the minimum market demand stated by the Federal Energy Bureau.

Competition

Repsol-YPF, together with Petrobras Petroleo Brasileiro and Dow Chemical, created Compañía MEGA S.A. (“MEGA”), which, at the end of 2000, finished building and began operation of a gas processing plant with a capacity of approximately 36 MMm³/d (1.3 Bcf/d), located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from NGL production and commercialization services. To minimize the revenue impact of any project developed upstream of the Cerri Complex, during 2000 and 2001, we signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have access to of the associated liquids. Also, in December 2005, we agreed with major gas producers from the Austral basin to process their natural gas in the Cerri Complex for a ten year term, and we obtained their commitment to not build gas processing plants upstream of the Cerri Complex during this term.

OTHER SERVICES

Other services activities are not subject to regulation by ENARGAS

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

In March 2006, we finalized the construction of a treatment and compression plant which belongs to Sipetrol Argentina S.A. (a subsidiary of Chile’s national oil company Empresa Nacional del Petróleo - ENAP) at its Tierra del Fuego reception base, which receives gas from the offshore area CAM2A/south of the Poseidón platform. Further to the construction service, we render treatment and compression services to this new plant for a five-year term. As a result of the agreements mentioned above, we were able to obtain a contract for the natural gas supply of 0.3 MMm3/d (10.6 MMcf/d) for our liquids business.

In 2006, we also completed the construction of a 14-inch link pipeline for a length of 14 km (9 miles), with a transportation capacity of 3 MMm3/d (105.9 MMcf/d), that links the Agua del Cajón field (operated by Capex S.A.) to the main pipeline Neuba I, in the province of Neuquén.

In April 2007, we finalized the construction of a 16-inch link pipeline for a length of 57 km (35 miles) in the province of Chubut for Aluar, which is designed  to increase gas volume to meet the operative needs of its plant expansion.

We will continue to pursue the development of new projects both in the domestic and regional markets, to add value to potential customers who may benefit from our know-how and experience both in the natural gas market and our by-products.

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

Additionally, to meet an increasing demand for cellular phone lines and internet broadband connections, and due to the expansion of our network between Bahía Blanca and Río Grande, in 2006, Telcosur increased the volume of existing business with operators and corporate clients, both by attracting new clients and renegotiating existing business agreements to enlarge the scope of the rendered services, provide for tariff increases and extend the term of such agreements.

Currently, Telcosur is implementing a new expansion, with a cost of US$0.9 million, to increase our network capacity from Bahía Blanca to Río Gallegos. We expect the expansion to be in operation in January 2008.

Due to Telcosur’s commitment to safety and environmental protection, Moody International Group certified in December 2006 Telcosur’s Quality Management System in line with ISO 9001 standards and Telcosur’s Environmental Management System along with ISO 14001 standards.

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina

(2) Incorporated in Uruguay

(3) Incorporated in Brazil

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of May 21, 2007:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
D.E. Shaw Laminar Emerging Markets L.L.C. (“D.E. Shaw”)	66,907,449	8.4214	B

As of May 21, 2007 a total of 9,366,131 ADRs, representing 46,830,55 Class B shares, were held by approximately 39 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render gas transportation service through a pipeline system of 7,938 km (4,933 miles) long, of which we own 7,481 km (4,649 miles). The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2006, is set out in the table below:

Major Pipeline	Length		Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output
	km	Miles
General San Martín	3,299	2,050	24/30	60	54	17	372,000
Neuba I/Loop Sur	1,193	741	24/30	60	11	4	52,860
Neuba II	1,713	1,064	30/36	70	18	6	146,380
Other (1)	1,276	794	Various	Various	6	3	7,620
Total	7,481	4,649			89	30	578,860

(1)

Includes 398 km (247 miles) of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 384 km (239 miles).

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline serves principally the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia. We have expanded this pipeline significantly over the years, most recently in August 2005. See “Item 4. Our Information—Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” for more information.

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and was expanded by us in 1996. It is one of our two main pipelines serving our principal source of gas supply, the Neuquén basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La

Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the gas received from the Neuquén basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

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

Neuba II. Our newest pipeline, Neuba II, was built in 1988, was expanded four times between 1996 and 2000 and is our other pipeline serving the Neuquén basin. Neuba II begins at Repsol-YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of gas for the Federal District and the greater Buenos Aires area.

Other Pipelines. Our other pipelines include the Cordillerano pipeline, built in 1984, which receives gas from the Neuquén Basin and supplies it mainly to three tourist centers in southern Argentina. In addition, we operate other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa pipeline and other pipelines known as gas transfer pipelines.

Information regarding gas transportation system expansion is included in “Item 4. Our Information—Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

NGL production and commercialization

Our NGL production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 43 MMm3/d (1,519 MMcf/d).

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons. In 1998, we completed the expansion of the processing and storage facilities of the Cerri Complex. For a more detailed description of the expansion, see “—Business Overview—NGL Production and Commercialization” above.

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

Telecommunication

We own two interconnected networks which consists of: (i) a flexible and modern microwave’s digital network with SDH technology and more than 4,600 km, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West and Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South, and (ii) a dark fiber optic network, with more than 1,700km., which covers the route: La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza.

Environmental Matters

We believe that our current operations are in compliance with applicable laws and regulations related to the protection of the environment.

Over the past decade, we have consistently studied, monitored and improved our policies with regard to environmental issues.

Regarding our commitment to quality, environment and safety, outlined in our Quality, Environment, Safety and Occupational Health Policy, the most significant activities in 2006 are detailed below:

✓

Moody International Group certified that our Safety and Occupational Health Management System fulfills OHSAS 18,001 specification requirements. We also successfully passed Moody International Group’s surveillance Audit of the ISO 9,001 and 14,001.

✓

We have enhanced the monitoring of the ground water pollution in the Cerri Complex installing new measurement points.

✓

We introduced an online public consulting system through our web site, through which people living nearby may find information about the projects undertaken by us and perform enquiries about the environmental impact assessment.

✓

We carried out an integral risks assessment on explosion and fire and emergency impacts on the environment for the Cryogenic and Absorption plants and the Puerto Galván storage facilities.

✓

We completed replacement of the ducts of the fire fighting piping system in Cerri Complex storage section and we also replaced the Galván Plant sprinkler o-rings.

✓

We started a project to collect industrial runoff in Cerri Complex and Puerto Galván, which will prevent the pollution of soil and water courses in case of emergencies. We completed the construction of the first gathering pool to collect industrial runoff in Cerri Complex and the pluvial drainage canals for most of the spheres located in Puerto Galván.

✓

We continued with the implementation of the Behavior-Based Safety Process in Cerri Complex, which allows us to make headway in accident prevention.

We have established an environmental and industrial safety investment plan for the period of 2007-2009 with a budget of approximately US$ 12.5 million.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, damage to our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers.

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following Operating and financial review and prospects should be read in conjunction with “Item 3. Key Information—Selected Financial Data” and our Financial Statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and the report of our registered public accounting firm included elsewhere herein. Such financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV. See Note 12 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S - X of the SEC.

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

Critical accounting policies and estimates

Except as further discussed under “Presentation of Financial and Other Information,” we prepare our financial statements in pesos and in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders equity as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, see Note 12 to our Financial Statements.

In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

•

impairment of long-lived assets;

•

provision for allowances and contingencies; and

•

income taxes – tax loss carry-forward and credit on assets tax.

Impairment of Long-Lived Assets

As a matter of policy, we evaluate the carrying value of our long-lived assets on a segment-by-segment basis in December of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Prior to January 1, 2006, both under Argentine GAAP and US GAAP, we considered the carrying value of a long-lived asset to be impaired when the expected cash flows, undiscounted and without interest, from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. We determined the fair market value primarily using projected cash flows discounted at a rate commensurate with the risk involved or independent appraisals, as appropriate.

Effective January 1, 2006, as a result of the adoption of new accounting standards by the CNV, under Argentine GAAP, we consider the carrying value of a long-lived asset to be impaired when the expected cash flows from such asset are separately identifiable and less than its net carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The adoption of this accounting standard has had no impact in our results of operations or financial position.

Under US GAAP, we continue to apply the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” As indicated above, under SFAS No. 144, the carrying value of a long-lived asset is considered impaired when the expected undiscounted cash flows from the asset are separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. No impairment losses have been recognized for any of the periods presented.

Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. US GAAP prohibits the reversal of a previously recognized impairment charge.

We believe that our accounting policy relating to the impairment of long-lived assets is a “critical accounting policy” because:

▪

It requires our management, in determining fair market value, to make estimates and assumptions (such as, future revenues and cost of revenues) that are highly susceptible to change from period to period.

▪

The impact that recognizing or reversing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and are expected to continue to do so, especially due to the pending tariff renegotiation process.

▪

In order to project future cash flows, we have made certain estimates in connection with the tariffs adjustments we expect we will have in the future. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. In addition, the volatility of the Argentine economy also makes the selection of an appropriate discount rate a highly subjective process.

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

We believe that our accounting policy relating to the provision for allowances and contingencies is a “critical accounting policy” because:

▪

It requires our management to make estimates and assumptions that are highly susceptible to change from period to period.

▪

The impact that recognizing or reversing provisions for allowances and contingencies would have on our consolidated balance sheet as well as on the results of our operations could be material.

Income Taxes—Tax Loss Carry-Forward and Credit on Assets Tax

Tax Loss Carry-Forward

We recorded substantial losses in 2002, the year of the economic crisis in Argentina, and such losses resulted in a tax loss carry-forward of Ps. 269.4 million. The ultimate realization of the tax loss carry-forward is dependent upon the generation of future taxable income during the periods in which the tax loss carry-forward becomes recoverable. We are required to periodically evaluate the recoverability of the tax loss carry-forward. This evaluation is made based on internal projections, which are routinely updated to reflect more recent trends in our results of operations. As of December 31, 2005, based on financial information, we were uncertain that we will fully recover our tax loss carry-forward through future taxable income. Consequently, we recorded a valuation allowance of Ps. 144.5 million as of December 31, 2005. Based on the facts that the current expiration period of the tax loss carry-forward and due to the fact that we anticipate sufficient future taxable income over the periods in which the differences which created the deferred income tax assets are deductible, the ultimate realization of the tax loss carry-forward for income tax purposes is considered more likely than not. As such, as of December 31, 2006, we reversed the valuation allowance previously established against our tax loss carry-forward.

Credit on Assets Tax

We have also recorded an asset of Ps. 111.6 million as of December 31, 2006, for the value of our tax credit related to asset tax. In the opinion of management, it is more likely than not that we will utilize such asset against future income tax charges within the recoverable term of ten years (which began in 2002 and expires in 2012), and as a result, no valuation allowance was recognized.

We believe that our accounting policy relating to Income Taxes—Tax Loss Carry-Forward and Credit on Assets Tax is a “critical accounting policy” because:

▪

It requires our management to make estimates and assumptions that are highly susceptible to change from period to period.

▪

The impact that recognizing or reversing an allowance would have on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about taxable incomes require significant judgment because actual taxable incomes have fluctuated in the past and are expected to continue to do so.

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2006, and 2005 and net income for the years ended December 31, 2006, 2005 and 2004:

▪

the capitalization of interest costs;

▪

the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are treated as expenses under US GAAP;

▪

the accounting for derivatives and hedging activities;

▪

the deferral of certain pre-operating and organizational expenses under Argentine GAAP, which are expensed as incurred under US GAAP;

▪

the accounting for income taxes;

▪

the accounting for the effects of our 2004 debt restructuring;

▪

the impact of US GAAP adjustments on equity investees;

▪

the accounting for current investments;

▪

the accounting for vacation expenses; and

▪

the present-value accounting of certain assets and liabilities.

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2006, and 2005 and net income for the years ended December 31, 2006, 2005 and 2004. Net income under Argentine GAAP for the years ended December 31, 2006, 2005 and 2004 was approximately Ps. 358.0 million, Ps. 217.5 million and Ps. 147.9 million, respectively, as compared to approximately Ps. 405.6 million, Ps. 270.6 million and Ps. 151.6 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2006, and 2005 was Ps. 2,782.1 million and Ps. 2,424.1 million, respectively, as compared to approximately Ps. 1,935.5 million and Ps. 1,527.8 million, respectively, under US GAAP.

New accounting pronouncements under Argentine GAAP

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were mandatory for years or interim periods corresponding to years beginning on or after January 1, 2006.

The most significant changes included in the accounting standards adopted by the CNV, which are more fully described below, relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting.

Under the new standard for impairment of long-lived assets, the net carrying value of a long-lived asset is considered impaired by us when the expected cash flows from such asset are separately identifiable and less than its net carrying value. Expected cash flows are determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, we elected to continue treating these differences as permanent. See Note 2(l) to our Financial Statements.

Accounting pronouncements issued but not yet adopted under US GAAP

The following is a summary of recent changes in US GAAP. We do not believe any of these changes will have a material impact on US GAAP reconciliation of our reported financial results:

1.

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair value measurements” establishing a framework for measuring fair value in generally accepted accounting principles (GAAP), and expanding disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. In developing this Statement, the Board considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be evaluating the impact of SFAS No. 157.

2.

Accounting for Uncertainty in Income taxes

In July 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income taxes” to clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with this Interpretation is a two-step process. The first step is recognition: the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In principle, the validity of a tax position is a matter of tax law. It is not controversial to recognize the benefit of a tax position in an enterprise’s financial statements when the degree of confidence is high that that tax position will be sustained upon examination by a taxing authority. However, in some cases, the law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. SFAS No. 109 contains no specific guidance on how to address uncertainty in accounting for income tax assets and liabilities. As a result, diverse accounting practices have developed resulting in inconsistency in the criteria used to recognize, derecognize, and measure benefits related to income taxes. This diversity in practice has resulted in non-comparability in reporting income tax assets and liabilities. This Interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 will not have any material impact on our Financial Statements.

3.

Fair Value Option  for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS No. 159. SFAS No. 159 establishes a fair value option under which entities can elect to  report certain financial asset and liabilities at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective  for fiscal years beginning after November 15, 2007. We will be evaluating the impact of SFAS No. 159.

Factors affecting our consolidated results of operations

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that occurred in 2002, and (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the regulated tariff for the transportation of natural gas. In 2002, the peso was devalued against the U.S. dollar by 237.0% and Argentina experienced a cumulative rise in the CPI of 40.7% and in the WPI of 118.2% from December 2001 through December 2002.

Under CNV rules, our results of operations for the year ended December 31, 2002 and for the two-month period ended February 28, 2003 were adjusted to account for the effects of inflation in Argentina during those periods. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements, as inflation returned to normalized levels, as illustrated in the table below.

	December 31,
	2006	2005	2004	2003	2002
	(annual % change)
Wholesale price index	7.2	10.6	7.9	2.0	118.0
Consumer price index	9.8	12.3	6.1	3.7	41.0
Devaluation / (Appreciation) of pesos vs. U.S. dollar	1.0	1.8	1.7	(13.1)	237.0

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

Local inflation; and

•

Changes in laws or regulation affecting our operations, including tax matters.

Discussion of results of operations for the three years ended December 31, 2006, 2005 and 2004

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2006, 2005 and 2004, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Years ended December 31,		Year ended December 31, 2006 compared to year ended December 31, 2005		Year ended December 31, 2004	Year ended December 31, 2005 compared to year ended December 31, 2004
	2006	2005	Variation	Percentage change		Variation	Percentage change
Gas Transportation	492.0	460.0	32.0	7.0%	434.3	25.7	5.9%
NGL production and commercialization	726.4	546.3	180.1	33.0%	506.3	40.0	7.9%
Other services	91.1	58.4	32.7	56.0%	53.5	4.9	9.2%
Net revenues	1,309.5	1,064.7	244.8	23.0%	994.1	70.6	7.1%
Operating costs	(434.9)	(332.4)	(102.5)	30.8%	(279.1)	(53.3)	19.1%
Depreciation and amortization	(189.0)	(194.7)	5.7	(2.9%)	(187.3)	(7.4)	4.0%
Costs of sales	(623.9)	(527.1)	(96.8)	18.4%	(466.4)	(60.7)	13.0%
Gross profit	685.6	537.6	148.0	27.5%	527.7	9.9	1.9%
Administrative and selling expenses	(115.4)	(94.7)	(20.7)	21.9%	(74.0)	(20.7)	28.0%
Operating income	570.1	442.9	127.2	28.7%	453.7	(10.8)	(2.4%)
Other expenses, net	(0.7)	(6.1)	5.4	(88.5%)	(33.7)	27.6	(81.9%)
(Loss) / gain on related companies	(0.4)	2.6	(3.0)	(115.4%)	(0.6)	3.2	533.3%
Net financial expense	(189.0)	(209.1)	20.1	(9.6%)	(260.9)	51.8	(19.9%)
Income tax expense	(21.9)	(12.8)	(9.1)	71.1%	(10.6)	(2.2)	20.8%
Net income	358.0	217.5	140.5	64.6%	147.9	69.6	47.1%

Year 2006 compared to year 2005

Net revenues

Regulated gas transportation segment. Gas transportation service is our main business activity measured by the invested capital and the resources involved in its operation; however, it is not as significant as our NGL production and commercialization business in our total net revenues because of the pesification of regulated tariffs at an exchange rate of US$ 1=Ps. 1 implemented by the Public Emergency Law. The gas transportation segment represented approximately 38% and 43% of total net revenues earned during the years ended December 31, 2006 and 2005, respectively. A substantial portion of our gas transportation service revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2006 increased by 7% as compared to the year 2005. This increase was principally due to a Ps. 21.2 million impact derived from the new firm transportation contracts, some of which came into effect as a consequence of the San Martín pipeline expansion completed in August 2005, which increased the transportation capacity of the pipeline by 2.9 MMm3/d (102.4 MMcf/d).

This expansion of the San Martín pipeline was carried out within the gas trust fund framework more fully described in “Item 4—Business overview—Gas transportation—Pipeline expansions.” In connection with this first expansion, the Gas Trust, created by the Argentine government for this expansion, financed US$311 million from a total amount of US$351 million. The Gas Trust will be repaid over a period of eight years with 20% of the revenues generated by transportation tariffs applicable to the additional firm contracted capacity plus an additional surcharge paid by industries, power plants and CNG suppliers with firm transportation contracts and representing an 81.6% increase in the current tariffs. In connection with the expansion, we invested approximately US$40 million (including US$7 million in VAT) for the purchase and installation of compression equipment on the new pipeline. The cost of our investment (which is reflected as fixed assets on our consolidated balance sheet) will be recovered through collection of tariffs at a rate equal to 80% of our current tariff rate (but not to the extent of any increased rate that may in the future be applicable to the additional transportation capacity), or approximately Ps. 23 million annually (or US$7.5 million annually at the December 31, 2006 exchange rate). The expansion financed by this means is owned by the Gas Trust.

In April 2006, MPFIPyS, the Federal Energy Bureau and gas transportation companies, among others, signed a Letter of Intent to carry out a second, much more significant expansion of the gas pipeline system. This new expansion will increase the aggregate transportation capacity of our system and TGN’s system by 25 MMm3/d, of which almost 9.4 MMm3/d correspond to our system. Under a management agreement signed in connection with this second expansion, we will receive Ps. 50 million plus VAT as consideration for management services that we will render in 2007 and 2008 in connection with the construction of the first 7.0 MMm3/d in additional pipeline. The fee for management services that we will earn in connection with the remaining 2.4 MMm3/d has not yet been determined. Works are currently behind schedule due to the fact that some steps of the works have not been approved by the ENARGAS yet.

The Executive Branch, through Decree No. 180/04 issued on February 16, 2004, established an electronic market for natural gas trading known as the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions in both the gas spot and the transportation and distribution secondary markets along with producing efficient prices through offer and demand free interaction. To that end, all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with the Federal Energy Bureau’s requirements. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. Revenues related to the interruptible transportation service might, therefore, be affected in the future due to the operation of the MEG (for further information, see “Item 4. Our Information – Business Overview – Gas Transportation – The Argentine Natural Gas Industry – Historical Background”). Revenues related to interruptible transportation service amount to Ps. 34.9 million and Ps. 24.9 million for the years ended December 31, 2006 and 2005, respectively.

We are still in the process of renegotiating our tariffs, and our tariff rates were unchanged in 2006 from 2005. For more information see “Item 4. Our Information—Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates”.

NGL production and commercialization segment. Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS. However, over last years, in order to guarantee sufficient supply of LPG for local market at low prices, the Argentine government enacted Law No. 26,020, which is discussed further below.

Net revenues from the NGL production and commercialization segment represented approximately 55% and 51% of our total net revenues during the years ended December 31, 2006 and 2005, respectively. This increase in NGL production and commercialization of Ps. 180.1 million in additional revenues for the year ended December 31, 2006, comprised: (i) Ps. 64.0 million due to an increase of 16% in volume sold in 2006 (ii) Ps. 55.6 million attributable to a higher sale price of ethane agreed with PBB in an agreement effective for ten years, starting from January 2006, and (iii) Ps. 25.9 million due to higher international reference prices on exports. NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for both our own account and on behalf of our customers. In 2006, we sold approximately

53% of our production of LPG in the local market to LPG marketers (77% in 2005). The remainder of these products and all of our natural gasoline are exported to PIFCo, a subsidiary of Petrobras Petróleo Brasileiro S.A. under a long-term contract that provides for pricing based on international market prices. All of the Cerri Complex’s ethane output is sold in the domestic market to PBB at agreed prices under a long-term contract. We process and sell some of the NGL for our own account, some on behalf of our customers, and some on a fee basis, collecting a commission for the extracted liquids delivered to our customers.

The total annual sales for the Cerri Complex for 2006 and 2005 in short tons, which includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2006 compared to year ended December 31, 2005
	2006	2005	Increase (Decrease)	Percentage change
Local market
Ethane	419,131	376,678	42,453	11.3%
LPG	316,824	278,205	38,619	13.9%
Natural Gasoline	4,529	5,429	(900)	(16.6%)
Subtotal	740,484	660,312	80,172	12.1%

Exports
LPG	275,833	220,337	55,496	25.2%
Natural Gasoline	121,962	102,831	19,131	18.6%
Subtotal	397,795	323,168	74,627	23.1%
Total	1,138,279	983,480	154,799	15.7%

Law No. 26,020 set the framework through which the Federal Energy Bureau establishes regulations requiring LPG suppliers to guarantee supply and price stability of such products in the domestic market. As a consequence of this law, we are not able to choose the markets to which we sell our LPG production. Because we are effectively required to meet domestic demand (at a price below the international market price) before exporting significant amounts of LPG, we are not able to take full advantage of rising international prices for these commodities.

The results of our NGL production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

Effective March 1, 2002, the Argentine government imposed a 5% export tax on LPG and natural gasoline exports. Effective May 2004, the tax rate for LPG exports was increased to 20% and, on May 24, 2007, the export tax rate increased to 25%. Any further increase in this tax rate may materially adversely affect our results of operations and financial condition.

Other services. This segment includes midstream and telecommunications services. Midstream services include gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our affiliates Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A (“EGS”). Telecommunications services are provided by Telcosur, a 99.98%-owned subsidiary. Telcosur provides telecommunications services to leading telecommunication operators and corporate customers.

Net revenues from the other services segment accounted for approximately 7% and 6% of total net revenues for the years ended December 31, 2006 and 2005, respectively. Of net revenues from the other services segment, 23% and 27% corresponded to telecommunications services for December 31, 2006 and 2005, respectively. Revenues from the other services segment increased by Ps. 32.7 million in the year ended December 31, 2006, as compared to 2005, mainly due to increased midstream services sales for Ps. 11.0 million, construction services sales of Ps 7.8 million and telecommunications services sales for Ps. 5.2 million.

Costs of sales

Cost of sales for the year ended December 31, 2006 increased by approximately Ps. 96.8 million, or approximately 18.4%, as compared to the year 2005. This increase resulted principally from: (i) Ps. 53.5 million of higher NGL production costs due to increases in the prices of raw materials; (ii) Ps. 12.0 million due to higher labor costs and (iii) Ps. 14.4 million of higher accruals for easement expenses. The remainder of the increase includes increased construction costs in the other services businesses, higher costs of third party services rendered and a higher management fee attributable to higher net income.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2006, increased by approximately Ps. 20.7 million, or approximately 21.9%, as compared to the year 2005. This Ps. 20.7 million increase was primarily the result of: (i) higher labor costs of Ps. 7.6 million and (ii) Ps. 6.5 million in export taxes associated with the increase in our export sales.

Other expenses, net

In the year ended December 31, 2006, other expenses, net decreased by Ps. 5.4 million compared to 2005. This decrease was principally the result of a recorded gain of Ps. 24.7 million consisting of insurance proceeds in respect of damage that occurred in 2005 to a facility located at the Cerri Complex. This positive variation was partially offset by higher allowances recorded of Ps. 22.6 million, as more fully described in Note 9 to our Financial Statements.

(Loss) / gain on related companies

(Loss) / gain on related companies decreased by Ps. 3.0 million for the year ended December 31, 2006, as compared to the year ended December 31, 2005 due to decreased earnings on our investment in Link.

Net financial expense

Net financial expense for the years ended December 31, 2006, and 2005 is as follows:

	Years ended December 31,
	2006	2005
Generated by assets	(In millions of pesos)
Interest income	30.6	15.4
Foreign exchange gain	13.4	15.8
Other financial results, net	1.7	(0.3)
Total	45.6	30.9
Generated by liabilities
Interest expense	(193.7)	(185.5)
Foreign exchange loss	(26.5)	(40.3)
Other expenses and financial charges	(14.5)	(14.3)
Total	(234.7)	(240.0)
Total net financial expense	(189.0)	(209.1)

Net financial results for the year ended December 31, 2006 showed a reduction in expense of Ps. 20.1 million as compared to 2005. The variation is mostly attributable to the Ps. 15.2 million increase in interest income as a result of a greater investment in financial assets. In addition, as a consequence of a lower devaluation of the Argentine peso against the US dollar in the year ended December 31, 2006, the foreign exchange loss was lower by Ps. 11.3 million compared to 2005. Both effects were partially offset by a higher cost of debt associated with the increase in the effective interest rate on our indebtedness and an increased U.S. dollar to peso exchange rate, partially reduced by a more than 20% decrease in the outstanding amount of our indebtedness through early amortization payments.

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV regulations and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. The amount of such contingency is an uncertain amount of between US$5 million and US$14 million as of December 31, 2006 (including interest to December 31, 2006) and will depend on the applicable withholding tax rates determined by the country of residence of the note holders at the date of each interest payment. We do not have information that permits the identification of the country of residence of each note holder on each interest payment date. We believe that we have sufficient legal grounds to defend our position that no withholding tax was required, and accordingly, we have not recorded any provision in respect of this proceeding.

Income Tax

Income tax expense increased by Ps. 9.1 million in the year 2006 compared to 2005 primarily as a result of an increased accrual of income tax of Ps. 53.6 million in 2006, which was in turn a result of increased income in 2006, partially offset by a reversal of a tax loss carry-forward allowance of Ps. 144.5 million (compared with a reversal in 2005 of Ps. 101.4 million) relating to operating losses (see “Critical Accounting Policies and Estimates—Income Tax—Tax Loss Carry-Forward and Credit on Assets Tax” above).

Year 2005 compared to year 2004

Net revenues

Regulated gas transportation segment. Net revenues from the gas transportation segment accounted for approximately 43% and 44% of total net revenues for the years ended December 31, 2005 and 2004, respectively.

Net revenues from the gas transportation segment for the year ended December 31, 2005, increased by approximately 5.9%, or Ps. 25.7 million, as compared to the year ended December 31, 2004. This increase resulted mainly from Ps. 22.7 million of new firm transportation contracts some of which came into effect as a consequence of the San Martín pipeline expansion discussed above.

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

Additionally, in March 2004, we carried out two open biddings for the subscription of additional capacity of 3.6 MMm3/d (127.1 MMcf/d) that we had in the system plus additional capacity obtained through optimization work in the pipeline system made at the beginning of 2004. The new contracts came into effect as of May 2004 and generated a Ps. 1.8 million increase in the 2005 revenues in comparison with the period 2004. Annual revenues derived from these new contracts are approximately Ps. 7.1 million.

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

The annual sales for the Cerri Complex for 2005 and 2004 in short tons, which includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2005 compared to year ended December 31, 2004
	2005	2004	Increase (Decrease)	Percentage change
Local market
Ethane	376,678	381,118	(4,440)	(1.2%)
LPG	278,205	321,279	(43,074)	(13.4%)
Natural Gasoline	5,429	13,559	(8,130)	(60.0%)
Subtotal	660,312	715,956	(55,644)	(7.8%)

Exports
LPG	220,337	270,609	(50,272)	(18.6%)
Natural Gasoline	102,831	102,375	456	0.4%
Subtotal	323,168	372,984	(49,816)	(13.4%)
Total	983,480	1,088,940	(105,460)	(9.3%)

NGL production and commercialization revenues increased by Ps. 40.0 million in the year ended December 31, 2005, as compared to the same period in 2004, mainly due to a rise of international prices that represented an increase in our annual revenues for an amount of Ps. 59.2 million. This variation was partially offset by a decline in the volumes sold (specifically in the external market) that reflected a Ps. 19.8 million decrease in the revenues of this segment. Due to the Federal Energy Bureau regulations requiring us to first service our domestic market at a stabilized price, the decrease in volume primarily affected that portion of our output that we otherwise could have sold at prevailing international prices. Volume in 2005 was down 9.3% from the level in 2004 due principally to unfavorable natural gas supply conditions in the first quarter of 2005.

Other services. Net revenues from the other services segment accounted for approximately 6% and 5% of total net revenues for the years ended December 31, 2005, and 2004, respectively.

Other services revenues increased by Ps. 4.9 million in the year 2005 as compared to the year 2004, mainly due to increased revenues of Ps. 4.2 million from telecommunication services.

Costs of sales

Cost of sales for the year ended December 31, 2005, increased by approximately Ps. 60.7 million, or approximately 13.0%, as compared to the year 2004. This variation derives mainly from: (i) Ps. 30.6 million of higher NGL production costs due to increases in the prices of raw materials; (ii) Ps. 9.1 million due to higher labor costs; (iii) Ps. 7.4 million increase of depreciation and amortization; and (iv) Ps. 4.7 million increase of operation and maintenance costs of the gas transportation pipeline system.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2005, increased by approximately Ps. 20.7 million, or approximately 28.0%, as compared to the year 2004. This increase was primarily the result of Ps. 15.5 million in higher taxes and contributions caused principally by tax rate increases - from 5% to 20% - on LPG exports rates in May 2004.

Other expenses, net

Our “Other expenses, net” account decreased by Ps. 27.6 million in the year ended December 31, 2005, compared to the year 2004. This variation is mainly attributable to (i) the higher provision registered in 2004 of Ps. 16.1 million, regarding a resolution from the Argentine Supreme Court on litigation filed by GdE against us, related to transferred assets upon the privatization of that company (for more information on these lawsuit, see “Item 8. Financial information—Consolidated statements and other financial information—Legal and regulatory proceedings”); and (ii) the reversal of an allowance of Ps. 5.6 million due to a favorable court ruling in connection with a legal action filed by the Argentine Tax Authority (“AFIP”) against us.

(Loss) / gain on related companies

Equity in earnings / (losses) of affiliates increased by Ps. 3.2 million for the year ended December 31, 2005, as compared to the year ended December 31, 2004; due to higher earnings on our investment in Link.

Net financial expense

Net financial expense for the years ended December 31, 2005, and 2004 is as follows:

	Years ended December 31,
	2005	2004
Generated by assets	(In millions of pesos)
Interest income	15.4	8.7
Foreign exchange gain	15.8	32.0
Other financial results, net	(0.3)	(5.5)
Total	30.9	35.2
Generated by liabilities
Interest expense	(185.5)	(251.3)
Foreign exchange loss	(40.3)	(58.0)
Amortization of intangible assets	-	(6.0)
Write off of intangible assets retired	-	(63.5)
Interest expense reversal	-	96.6
Other expenses and financial charges	(14.3)	(13.9)
Total	(240.0)	(296.1)
Total net financial expense	(209.1)	(260.9)

For the year ended December 31, 2005, we reported a net financial expense of Ps. 209.1 million, as compared to a net financial expense of Ps. 260.9 million for the year ended December 31, 2004. This positive variation of Ps. 51.8 million was principally due to the financial debt restructuring expenses incurred in 2004 of Ps. 63.5 million. In addition, the principal amortizations made in December 2004 and during 2005 for approximately US$ 206 million resulted from a lower interest accrual of Ps. 27.7 million in the year 2005. Both effects were partially offset by an increase in the average interest rate, which resulted in a higher interest accrual of Ps. 33.3 million in year 2005.

Income Tax

For year 2005, we reported Ps. 12.8 million in income tax expenses, which represented a Ps. 2.2 million increase compared to year 2004. This increase is due to a higher income tax provision for Ps. 15.2  million partially offset by a higher reversal in the tax loss carry-forward of Ps. 13.0 million.

B. Liquidity and capital resources

As a result of the severe financial crisis in Argentina that occurred in 2002 and the Argentine government’s resulting default on its financial indebtedness, we have had no access to non-Argentine sources of financing or the public capital markets generally since 2002. Prior to the 2002 economic crisis, we financed our operations with internally generated funds but supplemented such funds with third-party financings and funds raised through our several global medium-term note programs.  Since the crisis, we have had to rely entirely on internally generated funds to satisfy our payment obligations. In addition, our ability to generate funds suffered severely from the pesification of our tariffs in 2002, resulting in lower revenues from our gas transportation segment in U.S. dollar terms. By 2003, these events and conditions had caused us to default on substantially all of our then-outstanding debt obligations.

In December 2004, we restructured substantially all of our debt obligations by means of an exchange offer (the “Restructuring”), which was accepted by creditors holding 99.76% of the principal amount of the debt that we sought to restructure. The exchange offer consisted of (i) a cash payment in satisfaction of past due interest on our then-existing debt obligations, (ii) a cash repayment in respect of 11% of the principal amount of such debt obligations, and (iii) the issuance of restructured debt obligations (or, in the case of some debt obligations, the amendment and restatement of such debt obligations) in respect of the remaining 89% of the principal amount of such debt obligations. In connection with the Restructuring, we also settled Ps. 27.0 million of peso-denominated debt. Since the closing of the Restructuring on December 15, 2004, we have settled an additional US$2.2 million in principal amount of unrestructured indebtedness.

The Restructuring enabled us to reduce the interest rates of our indebtedness and align amortization payments with our anticipated cash flow. Consequently, a predetermined, fixed step-up interest rate (which avoids the risk of future international interest rate rises to which we would have been exposed with a variable rate) was a component of our restructured debt obligations. This allowed us to make lower interest payments during the first years following issuance, when the total amount of the debt obligations is most significant.

Beginning in April 2007, we began a series of steps to refinance our outstanding obligations under the Restructured Notes and Amended Loans.  These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the “Tender Offer”), a new notes offering and an optional prepayment of amounts outstanding under the Amended Loans and redemption of the Restructured Notes remaining after the completion of the tender offer. On April 9, 2007, we launched the Tender Offer, and received a sufficient number of proxies by the early tender deadline to amend the terms of the Restructured Notes as necessary to allow the consummation of the Tender Offer, which was otherwise not permitted under the terms of the Restructured Notes.  The Tender Offer expired on May 7, 2007 and was accepted by 78.4% of noteholders.

Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$500,000,000 (the “New Notes”) pursuant to our Medium Term Note Program (the “Program”), which provides for the issuance of up to a maximum principal amount of US$650 million in notes. On May 14, 2007, we simultaneously closed the offering of New Notes and used a portion of the proceeds and cash to settle the Tender Offer. The interest rate for the New Notes is fixed at 7.875%, and the maturity date is May 14, 2017. As of May 14, 2007, our total U.S. dollar-denominated principal debt for accounting purposes consisted of US$500,000,000 in New Notes and US$97,318,912 in Restructured Notes not tendered in the Tender Offer and US$206,823,727 under the Amended Loans. On June 15, 2007, using the remainder of the proceeds from the New Notes and cash, we made an optional prepayment of all amounts owing under the Amended Loans and redeemed the outstanding Restructured Notes. As a result, the aggregate principal amount of our total U.S. dollar-denominated debt as of the date of this Annual Report is US$500,000,000.

Currently, we believe that our working capital is sufficient for our present requirements. A potential future devaluation of the peso, additional capital expenditures required by the Argentine government or a significant decrease of NGL prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under Argentine GAAP, we consider all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 “Statement of Cash Flows,” the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95. For a description of the total amounts of cash and cash equivalents and other differences under US GAAP see Note 12 to our Financial Statements.

Our primary sources and uses of cash during the years ended December 31, 2006, 2005 and 2004 are shown in the table below:

	For the years ended December 31,
	2006	2005	2004
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	512.9	335.8	672.2
Cash flows provided by operating activities	606.2	584.7	116.3
Cash flows used in investing activities	(127.4)	(166.1)	(98.0)
Cash flows used in financing activities	(513.6)	(241.4)	(354.7)
Net (decrease) / increase in cash and cash equivalents	(34.7)	177.1	(336.4)
Cash and cash equivalents at the end of the year	478.3	512.9	335.8

Cash flows provided by operating activities

Cash flows provided by operating activities for the year ended December 31, 2006 increased slightly compared to 2005, mainly due to higher sales, although costs have increased as well, partially offsetting this positive variation. Cash flows provided by operating activities for 2005 included the refund from a pipeline supplier of an advance payment of US$22 million made in 2004 to secure pipe that ultimately was purchased by the Gas Trust in connection with the 2005 expansion of the San Martín pipeline. Increased cash flows were also partially offset by the cash payment that ended a lawsuit brought by Gas del Estado for which reserves had previously been established.

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

Cash flows used in investing activities

Cash flows used in investing activities in 2006 were lower by 23.3%, or approximately Ps. 38.7 million, in comparison with 2005. In 2005 we invested approximately Ps. 100 million in the San Martín pipeline expansion, while in 2006 other incremental capital expenditures increased over 2005.

Cash flows utilized for investing activities for the year ended December 31, 2005, increased by approximately Ps. 68.1 million as compared to the year ended December 31, 2004, as a consequence of the greater investments made in 2005 with respect to the San Martín pipeline expansion. During 2004, investing activities were limited to essential maintenance expenditures due to the Argentine economic crisis.

Cash flows used in financing activities

Cash flows used in financing activities more than doubled compared with 2005 as a result of our efforts, during 2006, to reduce our restructured debt.  In December 2006, we redeemed and prepaid US$130 million of this indebtedness. Such efforts were intended to strengthen our financial condition and support the future growth of our business.  In May and June 2007, we refinanced the remainder of our outstanding restructured debt.  See “—Description of indebtedness.”

Cash flows used in financing activities for the year ended December 31, 2005, decreased by Ps. 113.3 million, as compared to the year ended December 31, 2004. This reduction in cash flows used in financing activities was primarily due to the higher principal amortization on December 15, 2004, which represented 11% of the principal amount of our restructured debt as of such date.

Description of indebtedness

In December 2004, we concluded the process of restructuring substantially all of our outstanding indebtedness. Our restructuring consisted of the exchange of our then existing debt obligations for a combination of cash and either newly-issued notes (the “Restructured Notes”) or, in the case of the loans with the Inter-

American Development Bank (“IDB”), the entry into amended and restated loan agreements with new terms (the “Amended Loans”).

We are subject to several restrictive covenants under the New Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Since our New Notes amortize, beginning on May 14, 2014, we will have annual obligations to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders, and limitations on our ability to sell our assets. See “Item 10. Additional Information—Material Contracts—New Notes” for a detailed discussion of the terms of our New Notes, including the interest rates and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2007-2009 period, in millions of U.S. dollars, are set forth in the following table:

	2007	2008	2009	Total
Gas transportation
Reliability and others	19.1	17.9	19.1	56.1
Expansions	9.7	-	-	9.7
Total	28.8	17.9	19.1	65.8
NGL production and commercialization
Reliability and others	5.6	7.8	6.4	19.8
Expansions Operational efficiencies	8.6 1.7	- 1.0	- 1.0	8.6 3.7
Total	15.9	8.8	7.4	32.1
Other services	26.5	-	-	26.5
Total Capital Expenditures	71.2	26.7	26.5	124.4

We currently expect that our capital investment requirements will be financed primarily by cash from operations. Alternatively, expansion investments in the gas transportation segment are expected to be financed by the customers who will require additional services, such as the expansion being made to accommodate the needs of Aluar. Such customer-financed expansions will be repaid through the rendering of services.

Currency and exchange rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because substantially all of our debt obligations are denominated in U.S. dollars and a significant portion of our revenue is denominated in pesos. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. This risk is mitigated in part by our NGL production and commercialization segment, more than 80% of the revenues from which are denominated in U.S. dollars.

Our financial debt obligations denominated in foreign currency as of December 31, 2006, amounted to US$658.9 million (Ps. 2,017.6 million). As of December 31, 2006, we also had the equivalent of US$16.1 million (Ps. 49.4 million) of trade and other payables denominated in U.S dollars. Finally, US$182.1 million (Ps. 550.3 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$492.9 million as of December 31, 2006.

We estimate, based on composition of our balance sheet as of December 31, 2006, that every exchange rate variation of Ps. 0.10 against the U.S. dollar, plus or minus, would result in a variation of Ps. 49.3 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative financial instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt. As of the date of this Annual Report, we have not acquired any such instruments.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our debt obligations do not change with the market.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

See “–Discussion of Results of Operations for the Three Years ended December 31, 2006, 2005 and 2004” and “Item 8—Financial Information. —Legal and regulatory Proceedings.”

E. Off-balance sheet arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our consolidated financial statements. All of our interests in and/or relationships with our subsidiaries or jointly-controlled entities are recorded in our consolidated financial statements. See “—Liquidity and Capital Resources—Derivative Financial Instruments”.

F. Tabular disclosure of contractual obligations

The following table represents a summary of our contractual obligations as of December 31, 2006:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	2,711.2	241.7	958.0	1,299.8	211.7
Capital Lease Obligations	3.6	3.0	0.6	-	-
Purchase Obligations (1)	103.1	72.4	30.7	-	-
Other Long-Term Liabilities (2)	163.1	32.4	64.3	66.4	-
Total	2,981.0	349.5	1,053.6	1,366.2	211.7

(1)

Corresponds to contracts for the purchase of natural gas used in our NGL production and commercialization activities.

(2)

Corresponds to the fee to be paid under the Technical Assistance Agreement.

All of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 3.062 as of December 31, 2006. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

As described above, on June 15, 2007, we concluded the refinancing of our indebtedness. The following table represents a summary of our contractual obligations as of June 15, 2007, giving effect to the refinancing:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	2,583.6	123.3	368.5	246.0	1,845.8
Capital Lease Obligations	2.0	2.0	-	-	-
Purchase Obligations (1)	73.0	42.0	31.0	-	-
Other Long-Term Liabilities (2)	164.0	32.6	64.6	66.8	-
Total	2,822.6	199.9	464.1	312.8	1,845.8

(1)

Corresponds to contracts for the purchase of natural gas used in our NGL production and commercialization activities.

(2)

Corresponds to the fee to be paid under the Technical Assistance Agreement.

All of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 3.077 as of June 15, 2007. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

The current Board of Directors was elected by our shareholders at the Annual Shareholders’ Meeting held on April 12, 2007, for a one-year term.

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

A Director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him or her is brought before the Board, the Supervisory Committee, a Shareholder Meeting, competent governmental agency or the courts. Shareholder approval of a Director’s performance terminates any liability of a Director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

Causes of action against Directors may be initiated by us upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may initiate the action on behalf of and for our account.

At the Annual Shareholders’ Meeting held on March 6, 1996, our shareholders approved the acquisition of civil liability insurance coverage for directors, members of our Supervisory Committee (“Syndics”) and officers. Such coverage is common practice among public companies who seek protection against shareholders’ and other parties’ claims.

Three of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. All three are also members of our Audit Committee. The remainder of the members of the Board of Directors are not independent. Under the independence requirements a director is not independent if any of the following apply:

▪

is also member of the administrative body or dependent on shareholders who hold “significant shareholding” of the issuer, or any corporation in which those shareholders hold direct or indirectly “significant shareholding”,

▪

is engaged or was engaged during the last three (3) years to the issuer under a contract of employment,

▪

provides, or belongs to a professional corporation or association which renders professional services to, or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer or those shareholders that have any direct or indirect “significant shareholding” in the Company or from corporations in which shareholders also have any direct or indirect “significant shareholding”,

▪

direct or indirectly holds “significant shareholding” in the issuer or any corporation which holds “significant shareholding” in the latter,

▪

direct or indirectly sells or provides goods or services to the issuer or its shareholders, who hold direct or indirect “significant shareholding”, for an amount substantially higher than the compensation received for their position as members of the administration body,

▪

is husband or wife, close relative up to fourth degree of kinship or second degree of relationship that, in case of being member of the administration body, would not be independent as set forth in the CNV regulations.

In all cases “significant shareholding” refers to those shareholders holding at least thirty-five per cent (35%) of the Company’s common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to management and administration of any such companies, or its controlling entity.

The following table sets out the membership of our Board of Directors as approved in our Annual Shareholders’ Meeting held on April 12, 2007, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in other Company
João Ferreira Bezerra de Souza	2006	2008	Chairman	Gas and Energy Director at Petrobras Energía
Mariano Pablo González	2007	2008	Vice Chairman	Member of the law firm González & Ferraro Mila
Carlos Alberto Seijo	2006	2008	Director	Marketing manager of the natural gas division at Petrobras Energía
Gustavo Sebastián Viramonte	2006	2008	Director	Member of the law firm Viramonte & Acuña
Diego Alberto Guerri	2006	2008	Director	Member of the law firm Zarantonello & Guerri
Rigoberto Mejía	2006	2008	Director	Manager of the Division Integration and Participations at Petrobras Energía.
Luis Blaquier	2007	2008	Independent Director	Independent consultant
Carolina Sigwald	2004	2008	Independent Director	Member of the law firm Díaz Bobillo Richard & Sigwald
Oscar Marano	2005	2008	Independent Director	Independent consultant
Hugo Guardia	2006	2008	Alternate Director	LPG Marketing Manager at Petrobras Energía
Gabriel Marchione	2007	2008	Alternate Director	Financial Manager of Petrobras Energía
Pablo Alejandro Melhem Marcote	2007	2008	Alternate Director	Member of the law firm González & Ferraro Mila
Esteban Diez Peña	2004	2008	Alternate Director	Management Control Manager for the Oil, Gas and Energy Upstream Areas at Petrobras Energía
Joaquín Acuña	2006	2008	Alternate Director	Member of the law firm Viramonte & Acuña
Andrea Patricia Gribov	2006	2008	Alternate Director	Member of the law firm Zarantonello & Guerri
Gabriela Domínguez Segado	2007	2008	Alternate Director	Member of the law firm González & Ferraro Mila
Oscar Miguel Castro	2006	2008	Independent Alternate Director	Independent consultant
Diego Petrecolla	2007	2008	Independent Alternate Director	Independent consultant

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

João Ferreira Bezerra de Souza received an Electrical Engineering degree from the Universidade Federal de Pernambuco. Before joining Petrobras in 1986, he worked for Koblitz Engenharia S.A. and Marinha do Brasil. Mr. Bezerra currently holds the position of Gas and Energy Director at Petrobras Energía. He was born on October 11, 1957. He currently acts as Director of Petrobras Energía, Petrobras Energía Participaciones S.A., MEGA, WEB S.A., CIESA, Citelec S.A., Transener S.A., Transba S.A., Edesur S.A., and Distrilec Inversora S.A.

Mariano Pablo González received a Law degree from the University of Belgrano. In 1996, he obtained a Master’s degree in Corporate Law from the Columbia University School of Law. Before holding his current position, he worked for the CNV; Milbank, Tweed, Hadley & McCloy; Linklaters; Marval, O´Farrell & Mairal and Beccar Varela. Mr. González is currently a partner at the law firm of González & Ferraro Mila. He currently is a member of the board of directores of EPCA, FTI Consulting S.A., CIESA and Fondomonte Inversiones de Argentina S.A.  He was born on May 24, 1969.

Carlos Alberto Seijo received a Chemical Engineering degree from the University of Buenos Aires. He has worked for Central Puerto S.A. He joined Petrobras Energía in 1999 as New Business Planning Manager for the Gas and Energy Division. He currently holds the position of Gas Natural Marketing Manager. He is also member of the Board of Directors of CIESA and MEGA. He was born on November 27, 1959.

Gustavo Sebastián Viramonte received a Law degree from the Universidad Nacional de Córdoba. He obtained a Master’s Degree in Business Law from Universidad Austral. He has worked for Viramonte & Asociados S.C. and since 2001 and is a partner of the law firm Viramonte & Acuña. He is also a member of the board of directors of Nortel Inversora S.A. and CIESA. He was born on May 30, 1970.

Diego Alberto Guerri received a Law degree from the University of Buenos Aires. He has been chairman of Cirqui S.A., Dispel S.A. and Faique S.A. He is currently a partner of the law firm Zarantonello & Guerri, Chairman of several companies, including Quilseg S.A., Quiel Investment S.A. and Quilburs S.A., and liquidator of Scotia Holding Argentina S.A. He is also a member of the board of directors of CIESA. He was born on January 8, 1969.

Rigoberto Mejía has a Master’s Degree in Engineering Sciences and an Electrical Civil Engineering degree, both obtained at the University of Chile. He also obtained a Master’s Degree in Business Administration from the Instituto de Altos Estudios Empresariales of the Universidad Austral. Before joining Petrobras Energía, he worked for Central Puerto S.A. and Gener Argentina S.A. He currently works as Manager of the Division Integration and Participations at Petrobras Energía. He is also member of the boards of directors of the following companies: Distrilec Inversora S.A., EDESUR S.A., Citelec S.A., Transener S.A., Transba S.A., MEGA, Yacylec S.A., Enecor S.A. and CIESA. He was born on November 7, 1963.

Luis Blaquier received a degree in Economics from the Universidad Católica Argentina. He also obtained a Master in Business Administration - Finance at Dartmouth College in 1993. He was Executive Director at Goldman Sachs & Co. (Investing Banking Division) in the United States. He also worked at Alliance Capital Management LP and previously worked as an Associate at Ledesma. He currently acts as Director of Texas Emerging Energy S.A. He was born on October 26, 1965.

Carolina Sigwald received a Law degree from the University of Buenos Aires. She worked at Chadbourne and Parke LLP in New York between 1996 and 1997 and at the Inter-American Investment Corporation in Washington D.C. between 1997 and 1998. She is currently a partner at the law firm Díaz Bobillo, Richard & Sigwald in Buenos Aires. She is a member of the Board of Directors of Supertap S.A., Gener Argentina S.A., Energen S.A., Termoandes S.A., Interandes S.A., GMF Latinoamericana S.A., Procesix Argentina S.R.L., Minera Andacollo Gold S.A., Latin Luz S.A. and Heirdrick & Struggles S.A. She was born on November 15, 1967.

Oscar Marano received a degree in Public Accounting and a Master’s Degree in Administration from the University of Buenos Aires. He has worked for Edenor S.A., Astra S.A., Compañía Financiera Eugenio Diez S.A., Eugenio Diez S.A. and EDF Branch Americas. He currently acts as an independent consultant. He was born on October 20, 1943.

Executive Officers. The following is a list of our executive officers as of the date of issuance of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Jorge Casagrande	2006	CEO
Jorge García	1998	Marketing Vice President
Eduardo Pawluszek	2005	Chief Financial Officer (“CFO”)
Jorge Bonetto	2000	Operations Vice President
Daniel Perrone	1999	Regulatory and Institutional Affairs Vice President
Carlos Ariosa	2006	Legal Affairs Vice President
Juan Martín Encina	2004	Human Resources Vice President
Alejandro Basso	1998	Planning and Control Vice President
Oscar Sardi	2005	Services Vice President

There is no expiration term defined for the Executive Officers.

Below is a description of the main activities currently carried out by each of our executive officer, together with the biographical information thereof:

Jorge Casagrande received a degree in Public Accounting from the Universidad Católica Argentina. He has worked for Massalin Particulares and Pricewaterhouse Coopers. He joined Petrobras Energía in 1992, where he served, among other things, as Planning and Corporate Management Control Manager for the Electricity and Gas Business. Since October 2006, he has acted as our CEO. He is also a member of the board of directors of Telcosur, EGS and TGU. He was born on February 18, 1968.

Jorge García received a degree in Public Accounting from the University of Buenos Aires. He has been with the Petrobras Energía group since 1980. He has worked for several companies within the group, including Petrobras Energía from 1980 to 1986, PASA from 1987 to 1991 and Central Costanera S.A. during 1992. From 1992 until September 1, 1998, he served as CFO of TGS. He is currently our Marketing Vice President. He is Vice Chairman of the Board of Directors of Link, EGS and TGU. He was born on March 1, 1952.

Eduardo Pawluszek received a degree in Public Accounting from the University of Buenos Aires and a Master’s Degree in Finance and Capital Markets from the Escuela Superior de Economía y Administración de Empresas. Between 1988 and 1999, he worked for the Royal Bank of Canada. Prior to that, he held several positions at Argentine financial entities. He joined us as Finance and Corporate Information Manager in 1999 and became CFO in 2005. He was born on March 8, 1963.

Jorge Bonetto received an Electromechanical Engineering degree from the Universidad Nacional de Córdoba and obtained a Master’s Degree in Business Administration from the Universidad Austral. Before joining TGS, he worked for PASA, Petroquímica Cuyo S.A. and Corcemar S.A. He joined us in May 2000 as Operations Vice President. He was born on August 2, 1952.

Daniel Perrone received a Mechanical Engineering degree from the Universidad Tecnológica Nacional. He has previously worked for Cometarsa S.A., Matoil S.A., Servoil S.A., Bridas S.A.P.I.C. and TransCanada International. Since the end of 1999, he has served as our Regulatory Matters and Rates Vice President and, since August 2001, has also been responsible for Institutional Affairs. He was born on August 29, 1948.

Carlos Ariosa received a Law degree from the Universidad Católica Argentina, and has taken several post-graduate specialization courses in Law and Administration of the Electric Market. He has held positions in the public and private sector. Between 1998 and 2006, he worked for Petrobras Energía, forming part of the Legal Affairs Direction. He has been a member of the Supervisory Committee of several utilities, including Edesur S.A., Transener S.A., Transba S.A., Yacylec S.A., Enecor S.A. and MEGA. He was born on February 2, 1966.

Juan Martín Encina received a Law degree from the University of Buenos Aires and obtained a Master’s Degree in Human Resources from the Universidad de Ciencias Empresariales y Sociales. Since 2000, he has served as Human Resources Department Vice President of Petrobras Energía for the Gas and Energy business and Centralized Functions. Prior to that, he headed Human Resources actions for different projects in Ecuador and Brazil, and in Argentina he has been responsible for Labor Relations Areas at utilities of the electric and railway sectors. He was born on March 2, 1967.

Alejandro Basso received a Public Accounting degree from the University of Buenos Aires. He worked for Petrobras Energía from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager and in September 1998, he was designated Planning and Management Control Department Vice President. He also acts as Vice Chairman of TGU and member of the board of Directors of EGS. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Tecnológica Nacional. He also participated in a General Administration Program at the Universidad Austral. He worked for Gas del Estado between 1983 and 1992 and during that year he held different positions in our services area. In April 2005 he was designated Services Department Vice President. He also acts as member of the Board of Directors of Link. He was born on September 1, 1955.

Indemnification of Officers and Directors. Under the Shareholders Agreement, the shareholders of CIESA require us to: (i) limit the liability of each of our officers, syndics and directors for all consequences of their acts or omissions, excluding acts or omissions where there is evidence of fraud or gross negligence and (ii) enter into agreements obligating us to defend, indemnify and hold harmless each of our officers, syndics and directors from and against all liabilities, losses, and other expenses incurred by each such officer, syndics or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer, syndics or director is or was one of our officers, syndics or directors, including claims alleged to be due to the negligence of such person, but excluding acts or omissions that involve fraud or gross negligence towards us.

B.

Compensation

The remuneration paid or accrued by us during the year 2006 in favor of our members of the Board of Directors and executive officers amounted to Ps. 0.4 million and Ps. 4.1 million, respectively.

We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

Executive officers are subject to a goal-directed management system and a variable remuneration program. Consensual objectives, whether individual or by sector, are in line with our global objectives, as the variable remuneration program links a portion of its compensation to the performance thereof and our performance.

C.

Board Practices

For information on the term of office of our directors and executive officers, see “—Directors and Senior Management” above.  The information in that section is incorporated herein by reference.

None of the members of our Board of Directors are party to any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

According to the “Public Offering Transparency Regime” regulated under Decree No. 677/01, as supplemented by Resolutions No. 400 and 402 issued by the CNV, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.”  On May 26, 2003, our Board of Directors approved the form of Rules of Procedure of the Audit Committee in order to comply with the provisions mentioned above.

Also in compliance with the above resolutions, at the Ordinary and Extraordinary Shareholders’ Meeting of April 2, 2004 the shareholders approved the amendment of the by-laws in order to incorporate a section relating to the structure and operation of the Audit Committee.

The Audit Committee operates under its Rules of Procedure, which require that the three members that form it must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the Shareholders’ Meeting held on April 12, 2007, Oscar Marano, Luis Blaquier and Carolina Sigwald were designated as independent members of the Board of Directors.

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

•

issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interests exists or might exist;

•

prepare an annual performance plan for the fiscal year and notify the Board of Directors and the Supervisory Committee within 60 days from the beginning of the period;

•

fulfill all the obligations stated in our By-laws and applicable laws and regulations;

•

express its view on the Board of Directors’ proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors’ independence.

Also, regarding the internal and external auditors, the Committee shall:

•

review their plans; and

•

evaluate their performance, and give an opinion on their performance when issuing the annual financial statements.

In evaluating the external auditors’ performance, the Committee shall:

•

analyze the different services rendered by the external auditors as well as their independence, according to TR No. 7 of the Argentine Federation, any other related regulations issued by professional councils and those regulations set by Resolution No. 400/02, section 4 and Chapter 18, section 18 of the CNV rules;

•

report separately the fees payable as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectuses, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such as those associated with design and implementation of systems, laws and regulations, financial issues, etc.; and

•

verify the independence of the external auditors in accordance with internal policies.

Additionally, the Committee must perform the following mandatory duties contained in the regulatory framework:

•

give a prior assessment, within five days of notification, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as such shareholders represent at least 5% of our common stock (in those cases in which the minority shareholders’ rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Decree No. 677/01, section 14, article e; Regulation No. 400/02, section 4; and Chapter 3, section 23, of the CNV rules);

•

provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering if we would cease to be a public company or our stock cease to be traded (Decree No. 677, section 32; Resolution No. 401/02, sections 25 and 27); and

•

issue a report supporting a Board of Directors’ resolution to buy back our shares (Decree No. 677/01, section 68, article b; Resolution No. 400/02, section 4 and Chapter 3, article 11 of the CNV rules).

Once a year, the Audit Committee shall prepare a plan for the fiscal year to be submitted to the Board of Directors and to the Supervisory Committee. The Directors, members of the Supervisory Committee, managers and external auditors shall, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by shareholders. The Audit Committee shall have access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the annual financial statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work.

The aggregate remuneration paid by us during the year 2006 to the members of the Audit Committee was approximately Ps. 0.18 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Supervisory Committee

The Supervisory Committee is our monitoring body as stipulated in Section No. 284 of the Commercial Companies Law. Our By-laws provide for a Supervisory Committee consisting of three Syndics and three alternate members (“Alternate Syndics”). In accordance with our By-laws, two Syndics and the corresponding Alternate Syndics are elected by a majority vote of the holders of our Class A Shares. The remaining Syndic and corresponding Alternate Syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Supervisory Committee is elected at the Annual Ordinary Shareholders’ Meeting and serves for a one-year renewable term. Members of the Supervisory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, Technical Resolution No. 15. Our directors, officers and employees may not be members of the Supervisory Committee. Our By-laws require the Supervisory Committee to hold meetings at least once per month.

The primary responsibilities of the Supervisory Committee consist of monitoring our management’s compliance with the Commercial Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the Annual Ordinary Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Supervisory Committee are entitled to: (i) attend Board of Directors and Shareholder Meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and Ordinary Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by shareholders. The Supervisory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid or accrued by us during 2006 to the members of the Supervisory Committee was approximately Ps. 0.054 million. We do not provide pension, retirement or similar benefits for Syndics and Alternate Syndics.

The current members of the Supervisory Committee, each of whom was appointed at the Annual Shareholders’ Meeting held on April 12, 2007, the year each member was initially appointed to the Supervisory Committee and the year each members’ term expires are as follows:

Name	Member since	Term Expires	Position
José María Zuliani	2005	2008	Syndic
Nicolás Martín Mordeglia	2004	2008	Syndic
Pablo Ferraro Mila	2007	2008	Syndic
Enrique Prini Estebecorena	2005	2008	Alternate Syndic
Bárbara Vons	2006	2008	Alternate Syndic
Ricardo Machera	2006	2008	Alternate Syndic

The present principal occupations and employment history of our Syndics are set forth below:

Mr. José María Zuliani received Law degree from the National University of Rosario. He has held several managing positions at Petrobras Energía and currently is the Gas and Energy Legal Affairs Manager. He is also a member of the Board of Directors of WEB S.A. and a syndic of CIESA, Telcosur, Transba S.A., Transener S.A., MEGA, Petrobras Electricidad de Argentina S.A., Distrilec Inversora S.A., Edesur S.A. and Citelec S.A.. He was born on December 13, 1961.

Mr. Nicolás Mordeglia received a Law degree from the University of Buenos Aires and a Master’s degree in Business Law from Austral University. He worked for Cerro Vanguardia S.A. from 1995 to 1999. Since 1999, he has worked for the Legal Affairs Department of Petrobras Energía. He serves as a member of the Supervisory Committee of CIESA, Enecor S.A., Petrobras Electricidad de Argentina S.A., Distrilec Inversora S.A., Edesur S.A., Transba S.A., Telcosur, MEGA and Citelec S.A.. He was born on August 17, 1965.

Pablo Ferraro Mila received a Law degree from the Universidad de Belgrano. In 1996, he received a Master’s Degree in Comparative Jurisprudence from the New York University School of Law, as well as Master’s Degree in Business Law from Universidad Austral. At present he is a partner of the law firm González & Ferraro Mila. Before joining Gonzalez & Ferraro Mila, he was a Junior Partner at the law firm Beccar Varela (since 1999) and an associate at the law firms of Cravath, Swaine & Moore in New York, Allen & Overy in London, and Allende y Brea in Buenos Aires and New York. He also serves as a syndic of CIESA and EPCA and he is a member of the boards of directors of FTI Consulting S.A. and Fondomonte Inversiones de Argentina S.A.. He was born on February 7, 1970.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; New York Stock Exchange Requirements

Our corporate governance practices are governed by applicable Argentine law (particularly, the Commercial Companies Law), Decree No. 677/01, the standards of the CNV and our By-laws. We have securities that are registered with the SEC and listed on the New York Stock Exchange (the “NYSE”) and, consequently, we are subject to the rules and regulations of the NYSE.

On November 4, 2003, the NYSE established new corporate governance standards (“NYSE Standards”) that are applicable to NYSE-listed companies, including non-U.S. companies. Under these standards, non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements codified in Section 303A of the NYSE’s Listed Company Manual (the “NYSE Sections”). However, non-U.S. companies must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c). Non-U.S. companies must have been in compliance with Section 303A.06 prior to July 31, 2005. Section 303A.11 requires that non-U.S. companies disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards. Specifically, a non-U.S. company is required to provide a brief, general summary of the significant differences by means of (i) the company’s website (in English) and/or (ii) the company’s annual report distributed to its investors in the United States.

 Pursuant to the requirements of Section 303A.11, the following table summarizes the significant differences between Argentine corporate governance standards and those required of U.S. companies in accordance with the NYSE Sections:

NYSE Section	Requirement of NYSE Section	Argentine Requirements and Our Practice as provided by Argentine law (including Commercial Companies Law and Decree No. 677/01 issued by Executive Branch), CNV regulation requirements and our By-laws
Director Independence
303A.01	Listed companies must have a majority of independent directors on their board of directors.

Companies are not required to have a majority of independent directors on their boards of directors.

At our Annual Shareholders’ Meeting, held on April 2, 2004, our shareholders appointed three independent directors (together with one alternate independent director) out of nine directors of whom the Board of Directors is composed.

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

None of Argentine law, the CNV rules or our By-laws requires that any such meetings be held.

Under Argentine law, a board of directors must meet at least once every three months.

Under our By-laws, our Board of Directors must meet at least every three months.

Nominating/Corporate Governance Committee
303A.04

Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses the committee’s purpose and responsibilities and an annual performance evaluation of the committee.

None of Argentine law, the CNV rules or our By-laws requires the establishment of a nominating/corporate governance committee.

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

Management Resources and Compensation Committee
303A.05

Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses the committee’s purpose and responsibilities and an annual performance evaluation of the committee.

None of Argentine law, the CNV regulations or our By-laws requires the establishment of a compensation committee.

However, our Audit Committee is required to give an opinion about the reasonableness of directors’ compensation and stock option plans (if applicable), as approved by our Board of Directors. The compensation of members of our Board of Directors is approved by our Shareholders at their Annual Meeting.

Audit Committee
303A.06	Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Pursuant to Decree No. 677/01 and the CNV standards, Argentine companies that are authorized by the CNV to make public offerings of equity securities were required to establish an Audit Committee prior to May 28, 2004.

At our shareholders’ meeting, held on April 2, 2004, our shareholders approved an amendment to our By-laws that provides for the establishment of our Audit Committee. Upon the appointment of three independent directors on April 15, 2004, to the Audit Committee, the Audit Committee was formally constituted.

303A.07 (a)

An Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have expertise in accounting or financial management.

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

Our Audit Committee is composed of three independent directors who satisfy the independence requirements set forth in the CNV standards. One of our Audit Committee members qualifies as a “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert.” In addition, the Audit Committee’s charter requires the implementation of a training plan for its members.

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

No comparable provision, relating to an Audit Committee member’s simultaneous membership on the Audit Committee of other public companies, exists under Argentine law, CNV standards or our By-laws.
303A.07 (c)

An Audit Committee shall have a written charter addressing (i) the committee’s purpose; (ii) an annual performance evaluation of the committee, and (iii) the duties and responsibilities of the committee, including, at a minimum, those required by Section 10A-3(b)(2-5) of the Exchange Act.

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
303A.07 (c)(iii)(D-H)

Provides that the Audit Committee shall: discuss policies with respect to risk assessment and risk management; meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors; review with the independent auditor any audit problems or difficulties and management’s response; set clear hiring policies for external auditors’ employees; and report regularly to the board of directors.

No such provision regarding the policies for hiring external auditors’ employees is contained in Argentine law, the CNV standards or our By-laws. However, Decree No. 677/01 establishes that an Audit Committee has the duty to give its opinion in connection with the hiring of external auditors by the board of directors.

303A.07(d)

Provides that each company must have an internal audit function to provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and system of internal control.

There is no specific reference under Argentine law or the CNV standards to such internal audit function.

We have an internal audit department that reports risk management assessments to our Board of Directors.

Equity Compensation Plans
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE standards.

We do not have any stock option programs for our executive officers or senior management.  See “Item 6. Directors, Senior Management and Employees—Compensation.”

Our audit committee has to give an opinion about the reasonableness of compensation and stock option plans, as approved by the board of directors.

As noted above, the determination of whether to compensate a director is made at a shareholders’ meeting.

Corporate Governance Guidelines
303A.09	Listed companies must adopt and disclose corporate governance guidelines.

Decree No. 677/01 lists additional information that issuers must include in their annual reports, such as  information relating to the company’s decision-making organizational structure (corporate governance), internal control system, directors’ and officers’ compensation, stock-options, and any other compensation system applicable to the members of a company’s board of directors and managers. Decree No. 677/01 does not address the remaining issues included in NYSE Section 303A.09.

Code of Ethics for Directors, Officers and Employees
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have not adopted a code of ethics because Argentine public companies are not required to do so. However, in October 2005, our Board of Directors approved a “Code of Conduct” (replacing the previous Code of Conduct approved in March 2004, with the purpose of introducing SEC rules applicable to foreign registrants that applies to all Board of Directors’ members, Audit Committee members, Senior Management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

303A.12 (b)	The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any material non-compliance with any applicable provision under NYSE Section 303A.	No comparable provision exists under Argentine law, the CNV standards or our By-laws.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2006, 2005 and 2004:

	Number of Employees as of December 31,
Department	2006	2005	2004
General	3	3	4
Administration and Finance	50	48	76
Human Resources	15	11	14
Planning and Management Control	7	7	6
Legal Affairs	10	9	9
Regulatory and Public Affairs	6	6	6
Services	60	54	-
Safety and Environmental	15	11	-
Marketing	60	59	56
Operations	603	561	574
Total	829	769	745

The following table sets out the number of employees according to geographical location as of December 31, 2006, 2005 and 2004:

	Number of Employees as of December 31,
Location	2006	2005	2004
City of Buenos Aires	219	175	185
Province of Buenos Aires	325	324	306
Province of Chubut	54	50	48
Province of La Pampa	15	15	15
Province of Neuquén	51	48	46
Province of Río Negro	61	60	59
Province of Salta	6	5	5
Province of Santa Cruz	91	89	78
Province of Tierra del Fuego	7	3	3
Total	829	769	745

As of December 31, 2006, the number of temporary employees working for us was 13.

Under Argentine law, in the event of an unfair dismissal of an employee, the employer is required to pay the terminated employee severance, the amount of which is regulated by the Argentine Labor Law (Section 245). The severance consists of payment of one month’s wages for each year of employment. The Argentine Labor Law stipulates limits to the severance payment; these limits affect only employees who earn high wages. However, the Supreme Court has ruled this severance payment limitation unconstitutional when it results in a loss of more than 33% for a terminated employee as compared to the non-limited amount.

The Public Emergency Law established a percentage increase in severance payments, currently 50%, and empowered the Executive Branch to modify such percentage.

The Supreme Court recently held the Law of Occupational Hazard Prevention unconstitutional as applied to contractors whose employees are injured in the course of employment, extending liability for the to the company that contracted with the contractor for the services.

Some courts have held that a company that contracts with a contractor for services is jointly liable for a contractor's obligations to provide its workers and third-party service providers with social security benefits, wages, insurance, etc., even if the service for which the company contracts is not part of the company's usual business.

Due to higher inflation rates in Argentina, conflicts between employers and unionized workers have increased recently. Even though these kind of conflicts have not involved us yet, other companies in our industry have suffered strikes and conflicts with labor unions. Despite this hostile atmosphere and the demands of the unions, we renewed and/or are in process of renewing or endorsing the new Collective Labor Agreements with the corresponding labor unions.

On December 26, 2006, the Union of the Natural Gas Industry, Byproducts and Related Products of Bahía Blanca notified us of a claim for a 30% pay rise. We rejected the demand and asked that the current agreements – which provided for the resumption of collective bargaining in April 2007 – be respected. On January 2, 2007, employees from the Galván Plant and Cerri Complex went on a one-hour strike; this strike increased by one hour a day for each day of the strike.

On January 3, 2007, the Bahía Blanca Department of Labor called for a resolution of the dispute, at which point the parties resorted to the method for solving controversies set forth in the applicable Collective Bargaining Agreement. The strike was called off. After a series of negotiations, an agreement was reached consisting of a fixed amount in food vouchers and an advance salary payment. However, we deducted wages for the strike hours from the salaries of the employees who took part in it.

Currently, approximately 17% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors and executive officers as of March 31, 2007 is 12,296 shares.

Our directors and executive officers, individually and together, hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining ownership in our common stock. CIESA is owned 50% by Petrobras, 40% by the Trust, and the remainder 10% by Enron.

On April 16, 2004, Petrobras and Enron signed the Settlement Agreement, which contemplates a two-stage reorganization of CIESA's ownership. The first stage of the reorganization was carried out on August 29, 2005. In this first stage, Enron transferred 40% of the outstanding share capital of CIESA to the Trust, and Petrobras transferred Class “B” common shares (representing 7.35% of our outstanding share capital), which it held directly and not through CIESA, to Enron.

On January 27, 2006, Enron sold its shareholding in our common stock to D.E. Shaw.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of May 21, 2007:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
D.E. Shaw	66,907,449	8.4214	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding below 51% of our share capital.

As of May 21, 2007 a total of 9,366,131 ADRs, representing 46,830,655 Class B shares, were held by approximately 39 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders Agreement

As a result of changes in the shareholding of our controlling company, a new Shareholders Agreement was signed on August 29, 2005. This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement divides the CIESA shares into five classes that grant the shareholders different rights and places obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Supervisory Committee.

Under this agreement, Class A1 and B1 shares are owned by Petrobras Energía Group, Class A2 and B2 shares belong to the Trust and Class B3 shares are owned by Enron.

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

Election of Our Directors and Officers; Voting. The Shareholders Agreement also contains provisions governing the voting of shares held by CIESA, the election of the members of the Board of Directors and our Supervisory Committee, the appointment of certain officers and certain other matters.

Our Board of Directors consists of nine Directors (see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Energía Group) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by the Trust) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Petrobras Energía Group) nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by EPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining Independent Directors must be unanimously approved by all the shareholders of CIESA.

Under the terms of the Shareholders Agreement, but subject to their overriding duty to protect our corporate interest and the common interest of all of our shareholders, it is contemplated that the CIESA- nominated Directors shall vote unanimously in favour of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

Regarding the designation of our Supervisory Committee members, Petrobras Energía Group appoints two Syndics and the same number of Alternate Syndics. The position of Chairman of our Supervisory Committee is held by one of the two Syndics appointed by the Class A1 shareholders. The remaining Syndic and Alternate Syndic are appointed by the Class B3 shareholders.

Actions Requiring Special Shareholder Approval. The Shareholders Agreement states that a full majority vote of our Board of Directors (such majority must include the affirmative vote of the Class B3 shareholders) is required to approve the following decisions, among others: (i) the sale of our assets above a certain amount, outside of the day-to-day course of business; (ii) approval of our annual budget and material amendments thereto and certain related matters; (iii) commitments to incur, loans or operating expenses for an amount that exceeds by more than 10% the amount approved in our annual budget; (iv) capital expenditures which are individually in excess of US$500,000; (v) the setting of compensation of senior management; (vi) approval to make any claims of and any transactions related to, or negotiations of claims against us in excess of US$50,000; and (vii) the termination or extension of the Technical Assistance Agreement.

Future Changes in CIESA Shareholding. Once the approvals from ENARGAS and the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia) of the Restructuring Agreement (signed on September 7, 2005, among CIESA, its current shareholders and its creditors), are obtained, CIESA will cancel most of its defaulted debt through the transfer to its creditors of our Class “B” common shares representing approximately 4.3% of our common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares currently held by Enron), and the issuance of new CIESA’s shares in such a manner that the creditors of CIESA will hold 50% of the common stock, while the remaining 50% will be held by Petrobras.

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

B.

Related Party Transactions

Our principal transaction with a related party is our export sales of LPG and natural gasoline to PIFCo made under the terms of two agreements described in Item 4—B. Business Overview—NGL Production and Commercialization.

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

Additionally, under each of our business segments, we render to Petrobras Energía the following services:

▪

gas transportation service for a capacity of 3 MMm3/d (105.9 MMcf/d) under long term firm transportation capacity contracts which expire in 2013 and 2014,

▪

midstream services (in Río Neuquén oilfield) through which we compress, dehydrate, store and dispatch natural gas. This contract was signed in 1999 and it finalizes in 2017;

▪

under a long term agreement which expires in January 2011, we process natural gas and market NGL products on behalf of Petrobras Energía in our Cerri Complex. For this service, we collect a commission on the average monthly sale price obtained from our sales of its products in the domestic or international markets.

The details of significant outstanding balances for transactions with related parties as of December 31, 2006, 2005 and 2004 are as follows:

Year ended December 31, 2006:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	80
CIESA	-	-	-	-	-	122
Petrobras Energía	26,635	28,411	27,273	9,128	42,631	-
Main affiliates-significant influence:
Link	-	-	947	-	-	-
TGU	-	-	307	-	-	-
EGS	-	-	49	-	-	-
Other related companies:
PIFCo (1)	-	530,312	-	-	-	-
Refinor S.A..	-	-	2,356	-	-	-
Quintana y Otros U.T.E.	1,820	-	-	-	-	-
WEB S.A.	3,044	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,069	-	-	-
Total	31,499	558,723	33,001	9,128	42,631	202
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2005:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Main affiliates-significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFCo (1)	-	383,871	-	-	-	-	-
Petrolera Santa Fe S.A.	-	-	-	2,879	-	-	-
Refinor S.A..	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2004:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	2,214	17,619	84
Petrobras Energía	25,522	24,534	16,205	4,859	-	13,699	-
CIESA	-	-	-	-	-	-	122
Main affiliates-significant influence:
Link	-	-	847	-	-	-	-
TGU	-	-	1,317	-	-	-	-
EGS	-	-	3,343	-	-	-	-
Other related companies:
PIFCo(1)	-	364,535	-	-	-	-	-
Petrolera Santa Fe S.A.	307	-	-	3,377	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,316	-	-	-	-
Refinor S.A.	-	-	2,249	-	-	-	-
WEB S.A.	2,492	-	-	-	-	-	-
Quintana y Otros U.T.E	3,104	-	-	-	-	-	-
Total	31,425	389,069	25,277	8,236	2,214	31,318	206
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

We do not have any outstanding loans to related parties.

C.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.

Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the Index to financial statements in Item 18, are filed as part of this Annual Report.

Exports

In 2006, our export revenues from NGL production and commercialization segment were Ps. 394.9 million and represented 30% of our total net revenues. Additionally, the total volume of sales from NGL was 1,138,279 short tons, and the volume of sales from NGL exports was 397,795 short tons. These volumes also include sales made on account of third parties.

Effective May 2004, the Argentine government increased the export tax on NGL exports from 5% to 20% and, on May 24, 2007, the export tax rate was increased to 25%. Future changes in this tax rate may have a material adverse effect on our results of operations and financial condition.

Legal and Regulatory Proceedings

a)

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. The amount of such contingency is an uncertain amount of between US$5 million and US$14 million as of December 31, 2006 (including interest to December 31, 2006).

On February 18, 2005, we filed an appeal with the CNV. However, the CNV denied our appeal and on July 8, 2005, we filed an appeal with the Ministry of Economy and Production, which was rejected in November 2006. On December 6, 2006, we filed a second appeal with that Ministry, which remains pending.

We believe that we have sufficient legal grounds to defend our position that no withholding was required, and accordingly, we have not recorded any provision in respect of this proceeding.

b)

In August 2000, a federal court upheld a preliminary injunction requested by the Ombudsman ordering the suspension of Executive Branch Decree No. 669/00, which established the deferral of the application of the biannual tariff adjustment to be effective as of January 1, 2000. This ruling has not permitted the application of new PPI adjustments. The Public Emergency Law enacted in January 2002 repealed the application of future PPI tariff adjustments. Notwithstanding, the Ombudsman elected to pursue the claim he initiated in 2000 against the Argentine government, which alleges that Section 41 of the Gas Act No. 24,076 is unconstitutional and that the tariff adjustments violated Convertibility Law.  Between March and April of 2006, the federal court served on us and the other gas licensees (as interested third parties) complaints arising out of the Ombudsman’s claim, and we have made timely efforts to defend against this complaint.  As of the date of this Annual Report, there have been no material developments relating to this litigation.

Tax Claims

a)

Under the 1993 Tax Agreement between the Argentine national government and the Provinces and provincial Law No. 11,490, NGL sales were exempted from the turnover tax in the Province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales since 2002.

In October 2003, we filed an administrative appeal with the Tax Court of the Province of Buenos Aires. In February 2007, the Tax Court partially upheld our complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that LPG sales did not qualify for the exemption because they are not raw materials for an industrial process. In May 2007, we appealed the unfavorable portion of this ruling in the Province of Buenos Aires Court.

In a separate proceeding related to the turnover tax in the Province of Buenos Aires, we received notice from the Tax Bureau of the Province of Buenos Aires in November 2004 that a tax assessment process had been initiated in connection with the turnover tax on NGL. On September 26, 2005, we were notified of the results of the tax assessment process for the period from January 2002 to July 2003, which amounted to Ps. 4.4 million plus interest. We contested the assessment but our claim was denied on April 12, 2006. We subsequently filed an appeal with the Tax Bureau of the Province of Buenos Aires.

As of December 31, 2006, we recorded a provision of Ps. 28.6 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

b)

In November 2002, the Tax Bureau of the Province of Santa Cruz sent us a formal assessment notice for the payment of a turnover tax calculated on the value of the natural gas used by us as fuel to render our transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, we paid the amount claimed of Ps. 1.6 million (including interest to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps with the Tax Bureau of the province and then initiating a proceeding in the provincial Tax Court.

In November 2005, we received a notice from the Tax Bureau of the Province of Río Negro, claiming payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. In December 2005, we filed an appeal, which was rejected by the Tax Bureau of the Province of Río Negro in October 2006. At the end of 2006, we appealed the Tax Bureau’s decision by filing an administrative appeal.

Both the proceeding in the Province of Santa Cruz and the proceeding in the Province of Río Negro remain pending.

As of December 31, 2006, we have recorded a provision of Ps. 16.2 million in respect of this contingency under the line item “Other Liabilities” of our Audited Consolidated Financial Statements, which amount was determined in accordance with the estimations of tax and interest that would be payable as of such date.

Our management believes that, in case our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

Other Litigation

As discussed above under “Item 4. Our Information—Business Overview—Gas Transportation—Regulatory Framework”, we are involved in the process of renegotiating our public service contracts with UNIREN.

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings arising in the ordinary course of business. Although no assurances can be given, we believe we have meritorious defenses, which we will assert vigorously to challenge all claims, and that possible liabilities from these claims will not have a material adverse effect on our consolidated financial position or results of operations.

Dividend Distribution Policy

Our dividend distribution policy consists of maintaining a dividend level that assures our credit quality and allows the partial reinvestment of earnings, considering growth projects that we may develop. See “Item 3. Key information—Selected Financial Data—Dividends.”

B.

Significant Changes.

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9. The Offer and Listing

A.

Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2002	5.60	0.62	1.90	0.49
2003	4.72	1.47	2.84	1.06
2004	5.72	3.61	3.34	2.13
2005	6.83	4.98	3.99	2.86
2006	7.99	4.44	4.20	2.74

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2006				2005
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	5.99	4.81	3.60	2.97	6.69	4.98	3.90	3.00
Second Quarter	5.67	4.44	3.39	2.74	6.47	5.00	3.71	2.86
Third Quarter	5.50	4.91	3.40	2.97	6.56	5.55	3.82	3.24
Fourth Quarter	7.99	5.56	4.20	3.41	6.83	5.23	3.99	3.25

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low

December 2006	7.99	5.72	4.20	3.47
January 2007	7.40	6.56	4.57	4.05
February 2007	6.83	6.26	4.19	3.91
March 2007	6.68	6.18	3.98	3.80
April 2007	7.34	6.71	4.42	4.12
May 2007	8.25	7.10	4.84	4.30

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2006, the market capitalization of shares of the 96 companies (excluding mutual funds) listed on the BASE was approximately Ps. 1,229,314 million. At the end of December 2006, the top 10 listed securities represented 94.90% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

	2002	2003	2004	2005	2006
Market capitalization (US$ in billions)	103.3	185.4	231.6	254.4	401.5
Average daily trading volume (US$ in millions)	6.7	11.6	17.9	25.5	20.0
Number of listed companies	114	108	107	106	107

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

C.

Material Contracts

New Debt Obligations

On May 15, 2007, in connection with the refinancing of all of our debt incurred as part of the Restructuring, we issued a series of new notes in aggregate principal amount of US$500,000,000 (the “New Notes”). The issuance of the New Notes under our Medium Term Note Program, which provides for the issuance of up to a maximum principal amount of US$650 million in notes, was authorized by resolutions of an extraordinary meeting of shareholders dated December 21, 2006, and by resolutions of our Board of Directors adopted on January 4, 2007, March 30, 2007 and April 20, 2007.

The scheduled maturity date of the New Notes is May 14, 2017.  The New Notes accrue interest at an annual fixed rate of 7.875%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2015, 25% on May 14, 2016 and 25% on May 14, 2017.

The New Notes are redeemable, in whole but not in part, prior to maturity at our option any time after May 14, 2012 at a redemption price as set forth in the table below, together with accrued interest thereon and any additional amounts to the redemption date.

During the 12 Months Beginning	Applicable Percentage
On the 5th anniversary of the Issue Date	103.938%
On the 6th anniversary of the Issue Date	101.969%
On the 7th anniversary of the Issue Date	100.984%
On the 8th anniversary of the Issue Date and thereafter	100%

We are also permitted to redeem the New Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts in respect of the New Notes and we cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all of our shares, holders of New Notes are entitled to require us to purchase all or a portion the New Notes at price in cash equal to 101% of the principal amount of the New Notes so purchased. The New Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

Covenants

We are subject to several restrictive covenants under the terms of the New Notes, which include, among others, the following:

•

limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the New Notes on a timely basis or (ii) any material rights or interest of the trustee or the holders under the indenture or the New Notes;

•

a requirement that we not enter into or consent to any amendment, restatement or modification of the Technical Assistance Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

•

a limitation on our and our subsidiaries’ ability to create liens on our property, assets or revenues, other than certain permitted liens;

•

a limitation on our and our subsidiaries’ ability to incur additional indebtedness unless we meet certain financial ratios and no event of default exists, other than certain permitted indebtedness;

•

a limitation on our and our subsidiaries’ ability to pay dividends and make certain other restricted payments and investments with respect to any fiscal year or fiscal semester unless: (i) no event of default or potential event of default shall have occurred and be continuing and (ii) immediately after giving effect to such restricted payment, we would be able to incur at least US$1.00 of additional indebtedness pursuant to the limitation on indebtedness covenant;

•

limitations on our and our subsidiaries’ ability to enter into sale-leaseback transactions;

•

limitations on our and our subsidiaries’ ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm’s-length transaction with a non-affiliate;

•

a limitation on our and our subsidiaries’ ability to sell our assets; and

•

a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction;

Events of Default

The New Notes contain the following events of default, among others:

•

default in the payment of principal, interest or any other amount due under the terms of the New Notes after a specified grace period;

•

breach of obligations contained in the New Notes after a specified cure period;

•

the occurrence of an event of default under our other debt obligations;

•

the occurrence of certain bankruptcy events or enforcement proceedings;

•

enforcement by any creditor of any mortgage, charge, pledge, lien or other encumbrance created or assumed by us or one of our subsidiaries exceeding US$10 million;

•

failure to obtain certain required governmental authorizations when required or if any such authorizations are rescinded, terminated, lapse or cease to be in full force and effect; and

•

the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 120 days or termination of the License.

D.

Exchange Controls

Since the end of 2001 the Argentine government has imposed controls on the foreign exchange market and the movement of capital. During 2002, these controls were extensive, but since 2003 they have been progressively eased.

On June 9, 2005, the Executive Branch issued Decree No. 616/05, establishing a new regime for inflows and outflows of foreign currency. This Decree and the applicable rules and regulations issued by the Central Bank in connection therewith provide: (i) for registration with the Central Bank of the inflows and outflows of foreign currency to the local exchange market and any foreign indebtedness of Argentine residents that may imply a future payment in foreign currency to non-residents; (ii) that any indebtedness and debt renewals of private Argentine entities with non-residents of Argentina shall be made for a minimum term of 365 days, excluding foreign trade financing operations and primary placements of publicly traded debt or equity securities listed in one or more self-governed markets; and (iii) that every inflow of funds for such indebtedness (with the exceptions mentioned in clause (ii) above and provided by the rules of the Central Bank detailed below) and any inflow from non-residents (excluding foreign direct investment and certain portfolio investments, including primary stock issuances and debt issuance under a public offering and that are listed in self-governed markets in the country and investments on public sector securities acquired in the secondary market), no matter how it is cancelled, shall be for a minimum term of at least 365 days and shall be subject to a mandatory reserve (“encaje”) of 30% of the amount involved; and (iv) that the above mentioned mandatory reserve (“encaje”) shall be made as a non-transferable, non-compensated U.S. dollar deposit for a term of 365 days in a financial institution in Argentina and may not be used as collateral in any credit transaction, and after the expiration of the term, the funds will be released and will be freely available inside the country but will be subjected to certain exchange regulations if it will be transferred abroad.

Under the exchange controls regime, there are certain restrictions on the ability of Argentine residents to transfer foreign currency abroad for purposes of repaying indebtedness with non-Argentine residents.

The purchase of foreign currency to pay accrued interest to foreign creditors can be done at any time within the relevant interest period, or in advance up to 15 days prior to the due date of each interest payment date. The repayment of principal maturities on foreign debt obligations can be made (i) on the day of such maturities, or (ii)(a) within 365 days prior to the maturity date, (b) within a certain period of time prior to the maturity date, as a result of the occurrence of specific conditions established under foreign refinancing agreements executed after February 11, 2002, or (c) more than 365 days prior to the maturity date provided that (x) prepayment is not part of a restructuring process and (y) the foreign currency amount to be used to prepay non-Argentine debt must not be higher than the present value of the portion of the debt being cancelled or prepayment shall be 100% offset with new external financing, the present value of which (as determined using a discount rate fixed by the Central Bank) shall not exceed the value of the cancelled debt. If the prepayment is made as part of a restructuring process with foreign creditors, the new debt terms and conditions and the prepayment being made must not imply an increase in the present value of the outstanding debt. In any case, the foreign debt obligations must be registered with the Central Bank and the funds disbursed under the debt obligations so repaid shall have entered Argentina in compliance with the applicable regulations.

Because the Notes are being placed through a public offering in Argentina and will be listed in the Bolsa and traded in the MAE, inflows of foreign funds through the Argentine exchange market directed to make a primary purchase of the Notes are exempted from (i) the non-remunerated and non-transferable 30% mandatory reserve and (ii) the obligation to maintain the funds in Argentina for at least 365 days.

However, the inflows of foreign funds through the Argentine exchange market directed to make a secondary purchase of the Notes will be considered a portfolio investment from a foreign investor under Decree No. 616/2005 and the exemptions described in (i) and (ii) above shall not apply.

Money Laundering Regulations

Argentine Law No. 25,246 (as amended by Argentine Law No. 26,087 and Law 26,119) categorizes money laundering as a crime under the Argentine Criminal Code and created the Unidad de Información Financiera (“UIF”), an agency of the Ministry of Justice and Human Rights of Argentina. The Argentine Criminal Code defines the money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such crime, with the possible result that such original assets (or new asset resulting from such original asset) have the appearance of having been obtained through legitimate sources, provided that the aggregate amount value of the assets exceed $50,000, whether such amount results from one or more connected transactions.

Argentine Law No. 26,087 provides that: (a) banking, trading or professional duties of secrecy or legal or contractual confidentiality commitments do not excuse compliance with the obligation to provide information to UIF, in connection with an investigation of questionable transactions; (b) after conducting an investigation of a questionable transaction, UIF shall inform the Attorney General’s Office if prosecution should be pursued and provide the elements and evidence to do so; and (c) agents or representatives of certain principals may be exempt from criminal liability.

The money laundering legal framework also assigns information and control duties to certain private sector entities, such as banks, broker-dealers, trading companies and insurance companies. According to the rules of the Guía de Transacciones Inusuales o Sospechosas en la Órbita del Sistema Financiero y Cambiario (Foreign Exchange and Financial Unusual or Questionable Transactions Guide) approved by UIF Resolution No. 2/2002 such entities have the obligation to inform, in relation to investments, the following transactions: (a) investments in securities for a disproportionate value, considering the business of the investor; (b) deposits or back-to-back loans in jurisdictions known as tax havens; (c) requests for asset management services where the origin of funds is not certain, clear or does not relate to the business of the investor; (d) unusual transfers of large amounts of securities or interests; (e) unusual and frequent use of special investment accounts; and (f) frequent purchase and sale of securities during the same day for the same amount and volume, when they seem unusual and inadequate considering the business of the investor.

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

Tax on Personal Property (Individuals). The Argentine Tax authority has introduced some amendments to the Personal Property Tax. In accordance with the Law No. 25,585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals domiciled in Argentina or abroad and entities domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last financial statements as of each respective fiscal year. The Law presumes that securities whose holders are entities domiciled or located abroad indirectly belong to individuals domiciled abroad.

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

Tax Treaties. Argentina has entered into tax treaties with several countries. A tax treaty between Argentina and the United States has been signed but has not yet been ratified and therefore is not currently in effect. It is not clear when, if ever, the treaty will be ratified or will enter into effect.

United States Taxes

General. This discussion relating to certain US federal income tax consequences applies only to an investor who holds our ADSs or Class B Shares as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; an insurance company, a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds shares or ADSs as part of a hedging or straddle or conversion transaction; or a US holder whose functional currency is not the U.S. dollar. A holder is a US holder if such holder is a beneficial owner of shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

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

We place our cash and current investments in high quality financial institutions in Argentina, the United States and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and commercial papers in foreign currency. As of December 31, 2006, current investments amounted to Ps. 471.7 million.

Regarding our debt obligations, as a general matter, we are not exposed to interest rate risks, since all our debt bears fixed rates of interest. However, beginning December 15, 2006, 45% of our debt bore an upside interest rate which, if required to be paid, could be 0.75%, 1.25% or 2.00% per annum depending on our annual consolidated EBITDA (as defined in our restructuring debt obligations). However, in May and June 2007, these debt obligations were refinanced with a fixed rate debt.

Foreign exchange exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2006, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 492.9 million.

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

The potential loss in our net monetary liability position held as of December 31, 2006, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the current peso/U.S. dollar exchange rates would have been approximately Ps. 150.6 million.

The following table provides information presented in our reporting currency, Argentine pesos, with respect to our interest rate risk and foreign exchange exposure, including long-term debt. For debt obligations, the table presents principal cash flows and weighted average interest rate by expected maturity dates. The weighed average rates are based on current rates as of December 31, 2006.

	Expected maturity dates(4)
	2007	2008	2009	2010	2011	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
U.S. dollars
Fixed rate	141.5	187.4	218.6	223.2	38.9	49.3	858.9	703.7
Average interest rate (3)	7.49%	7.58%	7.87%	8.85%	10.49%	11.05%	-	-

Variable rate	103.2	103.5	109.3	116.7	617.0	806.2	1,855.9	1,287.6
Average interest rate (3)	8.13%	8.15%	8.66%	9.17%	9.68%	10.16%	-	-

(1)  Converted at the exchange rate as of December 31, 2006: Ps. 3.062 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3) Average interest rate based on the prices settled in the contracts as of December 31, 2006.

(4) For a more detailed description, see Note 6 to our Financial Statements included elsewhere herein.

As discussed in “Item 5. Operating and Financial Review and Prospects – Liquidity and capital resources”, we completed the refinancing of our existing indebtedness on June 15, 2007. For more information about our New Debt Obligations see “Item 10. Additional Information – Material contracts – New debt obligations”.

Our New Debt Obligations accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rate by expected maturity dates.

	Expected maturity dates(4)
	2007	2008	2009	2010	2011	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
U.S. dollars
Fixed rate	64.8	124.1	122.8	122.8	122.8	2,029.9	2,587.2	1,504.0
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	7.875%	7.875%	-	-

(1)  Converted at the exchange rate as of June 15, 2007: Ps. 3.077 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3)  Interest rate based on the prices settled in the contract as of June 15, 2007.

(4) For a more detailed description, see Item 10. Additional Information – Material contracts – New Debt Obligations included elsewhere herein.

Commodity price risk

In the NGL production and commercialization segment we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and New Ara for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume sales of 2006, a US$ 50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 24 million annual net income effect. For any given period, the NGL sales will be dependent on the international price of LPG and natural gasoline, taxes and other government take impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15T.

Controls and Procedures.

Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) as of December 31, 2006, have concluded that, as of December 31, 2006, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

There have not been any changes in our internal control over financial reporting during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

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

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees for professional services provided to us by our independent accountants, Price, during the years ended December 31, 2006, and 2005 in each of the following categories are:

	Year ended December 31,
	2006	2005
	(in thousands of pesos)
Audit fees	966.3	600.8
Audit-related fees	21.6	60.6
Tax fees	15.0	2.8
All other fees	-	-
Total fees	1,002.9	664.2

Audit fees. Audit fees in the above table are mainly for the audit of our annual financial statements and the review of our quarterly reports, syndics of subsidiaries and Form 20-F.

Audit-related fees. Audit-related fees in the above table are mainly for services related to special reports on ratios required for the restructuring agreements issued in December 2004.

Tax fees. Tax fees in the above table are fees mainly for tax compliance and tax advice.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy of pre-approving services prior to commencement of the specified service. Under the policy, the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by our CFO, or a designate, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members.

All audit-related fees, other fees and tax fees are submitted to our audit committee for prior approval. The Audit Committee has delivered its policy to the Board of Directors that sets forth its procedures for evaluating, in each case, the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2006 were approved by the Audit Committee prior to their engagement to perform such work.

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

Item 18.

Financial Statements

The following financial statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-49.

Item 19. Exhibits

See Exhibit Index

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant) By:
/s/ Jorge Casagrande
Name:	Jorge Casagrande
Title:	Chief Executive Officer

/s/ Eduardo Pawluszek
Name:	Eduardo Pawluszek
Title:	Chief Financial Officer

Dated: June 22, 2007

EXHIBIT INDEX

Exhibit No.

1.1

Corporate Charter and By-laws.*

1.2

By-laws Amendments. **

2.6

Loan Agreement, dated as of April 5, 1999 between TGS and the Inter-American     Development Bank***

2.7

Loan Agreement, dated as of November 2, 1999 between TGS and the Inter-American     Development Bank***

2.8

Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of April 5, 1999) **

2.9

Amended and Restated Loan Agreement, dated as of December 15, 2004, between TGS and the Inter-American Development Bank (in respect of original Loan Agreement dated as of November 2, 1999). **

2.10

Indenture dated as of December 15, 2004, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Rio de Plata S.A., as registrar, paying agent and transfer agent, in respect of TGS’s Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013. **

2.11

Officers’ Certificate establishing the terms and series of the Series A Variable Fixed Rates Notes due December 2010, Series A-P Variable Fixed Rates Notes due December 2010, Series B-A Variable Fixed Rate Notes due December 2013, Series B-A-P Variable Fixed Rate Notes due December 2013, Series B-B Variable Fixed Rate Notes due December 2013 and Series B-B-P Variable Fixed Rate Notes due December 2013.**

2.12

Indenture dated as of May 14, 2007, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 7.875% Notes Due 2017.

2.13

Officers’ Certificate establishing the terms of TGS’ 7.875% Notes Due 2017.

3.1

CIESA Shareholders’ Agreement.

4.1

Technical Assistance Agreement between TGS and Enron Pipeline Company Argentina S.A. dated December 28, 1992****

4.2

Ethane supply agreement between TGS and PBB Polisur S.A. ******

4.3

LPG supply agreement between TGS and PIFCO.

4.4

Natural gasoline supply agreement between TGS and PIFCO.

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

****** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2005 (Commission File No. 1-13396).

EXECUTION VERSION

EXHIBIT 2.12

Indenture dated as of May 14, 2007, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 7.875% Notes Due 2017

DATED AS OF MAY 14, 2007

TRANSPORTADORA DE GAS DEL SUR S.A.
AS ISSUER,

LAW DEBENTURE TRUST COMPANY OF NEW YORK
AS TRUSTEE, CO-REGISTRAR,
PRINCIPAL PAYING AGENT AND TRANSFER AGENT,

AND

BANCO SANTANDER RÍO S.A.,
AS REGISTRAR, PAYING AGENT AND TRANSFER AGENT.

INDENTURE Euro Medium-Term Note Program For Medium Term Notes Due From 7 Days To 30 Years From Date Of Original Issue

TABLE OF CONTENTS

1.

Definitions

4

1.1Definitions

4

1.2Compliance Certificates and Opinions

19

1.3Form of Documents Delivered to Trustee

19

1.4Acts of Holders; Record Dates

19

1.5Notices, Etc., to Trustee and Company

21

1.6Notice to Holders; Waiver

21

1.7Effect of Headings and Table of Contents

22

1.8Successors and Assigns

22

1.9Separability Clause

22

1.10Benefits of Indenture

22

1.11Governing Law

22

1.12Legal Holidays

23

1.13Foreign Exchange Restrictions

23

1.14Consent to Jurisdiction and Service of Process

23

1.15Resignation and Appointment of Agents

24

2.

Form of Notes

24

2.1Forms Generally

24

2.2Regulation S Global Note

25

2.3Restricted Global Note

25

2.4Form of Trustee’s Certificate of Authentication

25

3.

The Notes

25

3.1Amount Issuable in Series

25

3.2Denominations

27

3.3Execution, Authentication, Delivery and Dating

27

3.4Temporary Notes

28

3.5Global Notes

28

3.6Registration, Registration of Transfer and Exchange Generally; Certain Transfers and Exchanges; Securities Act Legends  29

3.7Mutilated, Destroyed, Lost and Stolen Notes

34

3.8Payment of Interest; Interest Rights Preserved

34

3.9Persons Deemed Owners

35

3.10Cancellation

35

3.11CUSIP Numbers

36

3.12Payments and Paying Agents

36

3.13Computation of Interest

37

4.

Satisfaction and Discharge

37

4.1Satisfaction and Discharge of Indenture

37

4.2Application of Trust Money

38

5.

Remedies

38

5.1Events of Default

38

5.2Acceleration of Maturity; Rescission and Annulment

39

5.3Collection of Indebtedness and Suits for Enforcement by Trustee

40

5.4Trustee May File Proofs of Claim

41

5.5Trustee May Enforce Claims Without Possession of Notes

41

5.6Application of Money Collected

41

5.7Limitation on Suits

41

5.8Unconditional Right of Holders to Receive Principal, Premium and Interest

42

5.9Restoration of Rights and Remedies

42

5.10Rights and Remedies Cumulative

42

5.11Delay or Omission Not Waiver

42

5.12Control by Holders

42

5.13Waiver of Past Defaults

43

5.14Undertaking for Costs

43

5.15Waiver of Usury, Stay or Extension Laws

43

5.16Currency Indemnity

43

6.

The Trustee

44

i

NY12528:271558.13

6.1Certain Duties and Responsibilities

44

6.2Notice of Defaults

44

6.3Certain Rights of Trustee

45

6.4Not Responsible for Recitals or Issuance of Notes

45

6.5May Hold Notes

45

6.6Money Held in Trust

46

6.7Compensation and Reimbursement

46

6.8Conflicting Interests

46

6.9Corporate Trustee Required; Eligibility

46

6.10Resignation and Removal; Appointment of Successor

47

6.11Acceptance of Appointment by Successor

47

6.12Merger, Conversion, Consolidation or Succession to Business

48

6.13Preferential Collection of Claims Against Company

48

6.14Appointment of Authenticating Agent

48

6.15Other Capacities

49

6.16Certain Duties and Responsibilities of the Trustee’s Representative

50

7.

Holders’ Lists and Reports by Trustee and Company

50

7.1Company to Furnish Trustee Names and Addresses of Holders

50

7.2Preservation of Information; Communications to Holders

51

7.3Reports by Trustee

51

7.4Reports by Company

51

8.

Consolidation, Merger, Conveyance, Transfer or Lease

51

8.1Company May Consolidate, Etc., Only on Certain Terms

51

8.2Successor Substituted

52

9.

Supplemental Indentures

52

9.1Supplemental Indentures Without Consent of Holders

52

9.2Supplemental Indentures With Consent of Holders

53

9.3Execution of Supplemental Indentures

54

9.4Effect of Supplemental Indentures

54

9.5Reference in Notes to Supplemental Indentures

54

9.6Meetings of Holders; Modification and Waiver

54

9.7Actions to be Taken Without a Meeting

55

10.

Covenants

55

10.1Payment of Principal, Premium and Interest

55

10.2Payment of Additional Amounts

55

10.3Maintenance of Office or Agency

56

10.4Money for Notes Payments to Be Held in Trust

57

10.5Maintenance of Certain Government Approvals

58

10.6Pari Passu

58

10.7Reporting; Statements by Officers as to Default

58

10.8Existence

58

10.9Compliance with Laws, Rules and Regulations

58

10.10Maintenance of Properties

59

10.11Maintenance of Insurance

59

10.12Further Assurances

59

10.13Amendment of Technical Assistance Agreement

59

10.14Transactions with Affiliates

59

10.15Termination of License

59

10.16Limitation on Incurrence of Indebtedness

59

10.17Limitation on Restricted Payments

60

10.18Limitation on Asset Sales

60

10.19Limitation on Liens

62

10.20Limitation on Sale and Lease-Back Transactions

64

10.21Waiver of Certain Covenants

64

10.22Release of Covenants

64

11.

Redemption of Notes

65

11.1Applicability of Article

65

11.2Election to Redeem; Notice to Trustee

65

11.3Selection by Trustee of Notes to Be Redeemed

65

11.4Notice of Redemption

66

ii

11.5Deposit of Redemption Price

66

11.6Notes Payable on Redemption Date

66

11.7Notes Redeemed in Part

66

11.8Redemption for Tax Reasons

67

11.9Purchase Upon Change in Control

67

11.10Purchase of Notes by the Company

67

12.

Sinking Funds

68

12.1Applicability of Article

68

12.2Satisfaction of Sinking Fund Payments with Notes

68

12.3Redemption of Notes for Sinking Fund

68

13.

Defeasance and Covenant Defeasance

68

13.1Company’s Option to Effect Defeasance or Covenant Defeasance

68

13.2Defeasance and Discharge

68

13.3Covenant Defeasance

69

13.4Conditions to Defeasance or Covenant Defeasance

69

13.5Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions

70

13.6Reinstatement

70

Annex A  Form of Regulation S Certificate

Annex B  Form of Restricted Notes Certificate

Annex C  Form of Unrestricted Notes Certificate

iii

THIS INDENTURE, dated as of May 14, 2007 (the “Indenture”)

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

BANCO SANTANDER RíO S.A., as registrar (in such capacity, the “Registrar”), Paying Agent and Transfer Agent; and

WHEREAS

(A)

Pursuant to the Shareholders’ Meeting dated December 21, 2006 and the Board of Directors’ Meetings dated January 4, 2007 and March 30, 2007, the Company has duly authorized a Medium-Term Note Program for the issuance from time to time of up to an aggregate principal amount Outstanding at any time of US$650 million (or its equivalent in other currencies or composite currencies) of medium-term notes (the “Notes”) in one or more series in such minimum amount, if any, as may be set forth by the Company from time to time (the “Program”); the Notes will constitute obligaciones negociables issued pursuant to Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (the “Negotiable Obligations Law”) and the regulations issued thereunder.

(B)

The CNV (as defined herein) has authorized the establishment of the Program and the public offering of the 7.875% Notes Due 2017 (as defined herein) in Argentina pursuant to CNV Resolution No. 15,570 of January 18, 2007, and the Bolsa (as defined herein) has accepted the application for the listing of such Notes on the Bolsa.

(C)

In order to provide, among other things, for the authentication, delivery and administration of the Notes, the Company has duly authorized the execution and delivery of this Indenture.

(D)

All things necessary to make this Indenture a valid Indenture and agreement according to its terms have been done.

(E)

The corporate purpose of the Company is primarily the provision of gas transportation for its own account, the account of third parties or associated third parties and its activities include gas transportation, processing, upstream services and other activities related to the gas industry.  The corporate capital of the Company is Ps. 794,495,283 and its net worth, as of March 31, 2007 was Ps. 2,848,480,000.

NOW, THEREFORE, in consideration of the premises and the purchases of the Notes by the Holders (as defined below) thereof, each of the undersigned mutually covenants and agrees for the equal and proportionate benefit of the Holders from time to time of the Notes as follows:

A)

DEFINITIONS

Definitions

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)

the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

S-4

NY12528:271558.13

(2)

all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)

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

(4)

unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture; and

(5)

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

“7.875% Notes Due 2017” means the US$500,000,000 7.875% Notes Due May 14, 2017 that have been authenticated and delivered under this Indenture by the Company as of the date hereof.

“ABL” means the Argentine Bankruptcy Law No. 24,522 (as amended by Law No. 25,563 and 25,589).

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.4.

“Additional Amounts” has the meaning specified in Section 10.2.

“Additional Assets” means (1) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Subsidiary in a Related Business; (2) the Capital Stock of a Person that becomes a Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Subsidiary; or (3) Capital Stock constituting a minority interest in any Person that at such time is a Subsidiary; provided, however, that any such Subsidiary described in clause (2) or (3) of this definition is primarily engaged in a Related Business.

“Affiliate” means, with respect to any Person, a person that directly or indirectly, through one or more intermediaries, Controls, Co-Controls or is Controlled or Co-Controlled by or is under common Control or Co-Control with such Person. Enron Pipeline Company Argentina S.A. (“EPCA”) or any Affiliate of Enron Corporation (“Enron”) shall not be deemed to be an Affiliate of the Company within the meaning of this term so long as EPCA or any such Affiliate of Enron, individually or in combination with EPCA, holds, directly or indirectly, 10% or less of the outstanding Voting Stock of Compañía de Inversiones de Energía S.A. (CIESA).

“Agent Member” means any member of, or participant in, the Depositary.

“Applicable Procedures” means, with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary for such Note, Euroclear and Clearstream, Luxembourg, in each case to the extent applicable to such transaction and as in effect from time to time.

“Argentina” means the Republic of Argentina.

“Argentine GAAP” means the generally accepted accounting principles in the Republic of Argentina.

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

“Argentine Personal Assets Tax Law” means the Argentine Law No. 23,966, as amended.

“Asset Sale” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Subsidiary); (2) all or substantially all the assets of any division or line of business of the Company or any Subsidiary; or (3) any other assets of the Company or any Subsidiary outside of the ordinary course of business of the Company or such Subsidiary; provided, however, that Asset Sale shall not include:

a disposition by a Subsidiary to the Company;

a disposition of assets with a Fair Market Value of less than US$5.0 million in the aggregate in any fiscal year of the Company or such Subsidiary;

an expenditure of cash or liquidation of Cash Equivalents or disposition of Temporary Cash Investments or goods held for sale and assets sold in the ordinary course of business;

(i) a disposition of obsolete equipment or other obsolete assets or other property which is uneconomical and no longer useful for the Company or any Subsidiary in the ordinary course of business consistent with past practice; or (ii) a disposition of assets that are exchanged for or are otherwise replaced by Additional Assets;

the disposition of all or substantially all of the assets of the Company in a manner permitted by Section 8.1;

the lease, assignment or sublease of any real or personal property in the ordinary course of business;

the disposition of assets in a sale-leaseback transaction;

the incurrence of any Lien in accordance with Section 10.19; or

the discounting, factoring or securitization of receivables in the ordinary course of business.

“Asset Sale Offer” has the meaning specified in Section 10.18.

“Asset Sale Offer Amount” has the meaning specified in Section 10.18.

“Asset Sale Offer Payment Date” has the meaning specified in Section 10.18).

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted at the interest rate applicable to the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended) provided, however, that if such Sale and Lease-Back Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation”.

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

“Bolsa” means the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange).

“Business Day” means, any day except Saturday, a Sunday or other day on which commercial banks are authorized or required by law or regulation to close in New York City.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock and partnership interests, but excluding any debt securities convertible into such equity.

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

“Cash and Cash Equivalents” means:  (a) any official currencies received or acquired in the ordinary course of business including, without limitation, Pesos, Euro, Dollars or any other currency of countries in which the Company or its Subsidiaries has operations; (b) US Government Obligations or certificates representing an ownership interest in US Government Obligations, or securities issued directly and fully guaranteed or insured by any member of the European Union, or any agency or instrumentality thereof (provided that the full faith and credit of such member is pledged in support of those securities) or other sovereign debt obligations (other than those of Argentina) rated “A” or higher or such similar equivalent or higher rating by at least one Nationally Recognized Statistical Rating Organization, in each case with maturities not exceeding one year from the date of acquisition; (c) Argentine Government Obligations (including those of the Central Bank) or certificates representing an ownership interest in Argentine Government Obligations (including those of the Central Bank) with maturities not exceeding one year from the date of acquisition; (d) (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any member state of the European Union, or under the laws of any country in which the Company has operations in each case whose head office’s senior short term debt is rated “BBB+” or higher or such similar equivalent or higher rating by at least one Rating Agency or whose local national scale rating for senior short term debt is BBB+ or higher or such similar equivalent or higher rating; and provided, further, that in the event that no bank or trust company in such country has a local rating of BBB+ or higher or such similar equivalent or higher rating, then this clause shall apply to the three highest rated banks in the relevant country; (e) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (d) above; (f) commercial paper rated “BBB” or higher or such similar equivalent or higher rating by at least one Nationally Recognized Statistical Rating Organization maturing within six months after the date of acquisition; (g) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (a) through (f) above; and (h) substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which the Company or its Subsidiaries conduct business.

“Central Bank” means the Central Bank of Argentina (Banco Central de la República Argentina).

“Change of Control Event” has the meaning specified in Section 11.9.

“Change of Control Event Purchase Date” has the meaning specified in Section 11.9.

 “Change of Control Event Purchase Right” has the meaning specified in Section 11.9.

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

“Consolidated Adjusted EBITDA” means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows:  (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) the Consolidated Income Tax for such period; plus (ii) Consolidated Interest Expense for such period; plus (iii) the Company’s depreciation for such period, determined on a consolidated basis in accordance with Argentine GAAP; plus (iv) the Company’s amortization for such period, excluding, and without duplication, amortization of capitalized debt issuance costs and capitalized hedge costs for such period, all determined on a consolidated basis in accordance with Argentine GAAP; plus (v) any other non-cash charges that were deducted in computing Consolidated Net Income (Loss) (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) for such period in accordance with Argentine GAAP; plus (vi) extraordinary losses, and plus, to the extent otherwise not included (1) gain or loss on exposure to inflation, (2) foreign exchange gain or loss, net of inflation, and (3) holding gains or losses, and (b) decreased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) any non-cash gains; plus (ii) extraordinary gains; plus (iii) to the extent positive, Consolidated Income Tax; and plus (iv) amortization of negative goodwill, all as determined on a consolidated basis and in accordance with Argentine GAAP.

“Consolidated Coverage Ratio” means, at any date, the product of (i) Consolidated Adjusted EBITDA for the relevant period, multiplied by (ii) a fraction, the numerator of which is 1 and the denominator of which is the Consolidated Interest Expense for the most recent four fiscal quarters.

“Consolidated Debt Ratio” means, at any date, the product of (i) the aggregate principal amount of Consolidated Total Indebtedness outstanding on such date of calculation, multiplied by (ii) a fraction, the numerator of which is 1 and the denominator of which is Consolidated Adjusted EBITDA for the most recent four fiscal quarters.

“Consolidated Income Tax” means, for any period, the amount shown in the line item entitled “Income tax benefit (expense)” and “asset tax” (“Impuesto a la Ganancia Minima Presunta”) (or any successor line item) in the Company’s consolidated statements of income for such period, prepared in accordance with Argentine GAAP.

“Consolidated Interest Expense” means, for any period, the aggregate amount of (i) cash interest expense to be paid or noncash interest expense to be accrued during the relevant period in respect of Indebtedness, including, without limitation, (a) amortization of original issue discount on any Indebtedness, (b) the interest portion of any deferred payment obligation, (c) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, and (d) the net costs associated with obligations set out in Hedging Agreements, including the amortization of capitalized hedge costs, all net of interest income, (ii) all but the principal component of rent in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company during such period,  and (iii) dividends paid in respect of the Company or its Subsidiaries’ preferred stock to Persons other than the Company or one of the Company’s wholly-owned Subsidiaries in accordance with Section 10.17.

“Consolidated Net Income (Loss)” means, for any period, the net income or loss for the Company and its consolidated Subsidiaries for such period, determined in accordance with Argentine GAAP on the same basis as the Company’s consolidated income statement (which, for the avoidance of doubt, shall be after deduction of minority interests in Subsidiaries held by third parties).

“Consolidated Total Indebtedness” means, at any date, the sum of (i) the aggregate principal amount outstanding of the Company’s Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, plus (ii) the Peso Average of the aggregate principal amount outstanding of the Company’s non-Peso-denominated Indebtedness, on a consolidated basis, as of the most recent fiscal quarter for which financial statements are available, plus, if applicable, (iii) the amount of any Peso-denominated Indebtedness and the Peso Equivalent of the Company’s outstanding non-Peso-denominated

Indebtedness that was Incurred after the date of the most recent fiscal quarter for which the Company’s financial statements are available, minus (iv) the amount of any Peso-denominated Indebtedness and the Peso-Equivalent of any non-Peso-denominated Indebtedness that was paid in full after the date of the most recent fiscal quarter for which the Company’s financial statements are available.

“Control” or “Co-Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise 50% or more of the voting power, by contract or otherwise.  “Controlling” and “Co-Controlling” and “Controlled” and “Co-Controlled” shall have correlative meanings.

“Corporate Trust Office” initially means the office of the Trustee at 400 Madison Avenue, 4th Floor, New York, NY, 10017, United States of America, or such other address as shall be notified by the Trustee to the Holders (which, in the case of any Global Note, shall be the Depositary) and the Company in writing.

“corporation” means a sociedad anónima, corporation, association, company, joint-stock company or business trust.

“Covenant Defeasance” has the meaning specified in Section 13.3.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement, any foreign exchange forward contract or other arrangement that is (i) not for speculative purposes and (ii) designed to protect against fluctuations in currency or foreign exchange rates.

“default” or “Default” means any event or circumstance which is, or after notice or lapse of time or both would become, an Event of Default.

“Default Interest” has the meaning specified in Section 10.1.

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

“DTC” means The Depository Trust Company (or its successors).

“ENARGAS” means Ente Nacional Regulador del Gas created pursuant to Argentine Law No. 24,076 for the purposes set forth therein, including the supervision and regulation of the Company and its operations under the License.

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

“Expiration Date” has the meaning specified in Section 1.4.

“Fair Market Value” of any property, asset, share of Capital Stock, other security, Investment or other item means, on any date, the fair market value of such property, asset, share of Capital Stock, other security, Investment or other item on that date as determined in good faith by the Board of Directors of the Company or any Subsidiary, as applicable.

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

“Fitch” means Fitch Ratings or any successor thereto.

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

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guaranty or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to Argentine GAAP or the regulations of the CNV, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that (i) a change in Argentine GAAP or in the regulations of the CNV that results in an obligation of such Person that exists at such time being reclassified as Indebtedness shall not be deemed an Incurrence of such Indebtedness, (ii) with respect to Peso-denominated Indebtedness, an increase, whether periodically or otherwise, in the nominal principal amount of such Indebtedness as a result of and in proportion to the devaluation of the Peso against the U.S. Dollar or the rate of inflation in Argentina shall not be deemed an Incurrence of such Indebtedness, and (iii) with respect to Indebtedness previously Incurred, a change in the Peso Equivalent of such Indebtedness shall not be deemed an Incurrence of such Indebtedness.

“Indebtedness” means, with respect to any Person, without duplication, (i) any liability of such Person (a) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (b) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or (c) for the payment of money relating to any obligations under any capital lease of real or personal property which has been recorded as a capitalized lease obligation, or (d) under Hedging Agreements or Currency Agreements; (ii) all redeemable capital stock issued by such Person having a redemption date prior to the Stated Maturity of the Notes (the amount of Indebtedness being represented by any involuntary liquidation preference plus accrued and unpaid dividends); (iii) any liability of others described in the preceding clause (i) that the Person has guaranteed or that is otherwise its legal liability; and (iv) (without duplication) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i), (ii) and (iii) above.  For purposes of determining any particular amount of Indebtedness under this definition, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

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

“Investment” in any Person means any direct or indirect advance, loan or other extension of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person; provided, however, that, for purposes of the definition of “Restricted Payments”, the term “Investment” shall not include:

(a)

Temporary Cash Investments;

(b)

Investments in Marketable Securities;

(c)

Investments by the Company in its Subsidiaries in an aggregate amount not to exceed US$20.0 million;

(d)

Investments in existence as of the date of this Indenture and set forth in a schedule hereto;

(e)

Investments in the Company by a Subsidiary;

(f)

Loans and advances to employees of the Company or any Subsidiary in the ordinary course of business and on terms consistent with the Company’s or such Subsidiary’s practice in effect prior to the date of this Indenture;

(g)

Loans or advances to vendors, suppliers or contractors of the Company or a Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the Company or such Subsidiary and on terms consistent with the Company’s or such Subsidiary’s practice in effect prior to the date of this Indenture;

(h)

Stock, obligations or securities received in the ordinary course of business in settlement of debts owing to the Company or a Subsidiary as a result of foreclosure, perfection or enforcement of Liens;

(i)

Investment by the Company in a Subsidiary the proceeds of which are used to fund capital expenditures that relate to the unscheduled emergency repair and maintenance of the Company’s or such Subsidiary’s fixed or capital assets or other property, plant and equipment;

(j)

Investments consisting of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Subsidiary;

(k)

Investments in Hedging Agreements or Currency Agreements; provided, that such Investments are not made for speculative purposes, are necessary or prudent to hedge or otherwise manage risk to which the Company or a Subsidiary is or expects to be exposed in the ordinary course of their business;

 (m)

Investments received by the Company or any of its Subsidiaries as consideration for Asset Sales or Investments made with the proceeds of such Asset Sales; provided, that such Asset Sale or Investment is consummated in accordance with Section 10.18; and;

(n)

Investments made by way of repurchase or redemption of Indebtedness of the Company outstanding as of the date of this Indenture.

“Investment Company Act” means the Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

“Investment Grade Rating” means a rating equal to or higher than (i) BBB-, by S&P or Fitch and (ii) Baa3, by Moody’s or (iii) the equivalent of either (i) or (ii) from any other Nationally Recognized Statistical Rating Organization.

“Initial Issue Date” means the date of original issuance of Notes issued under this Indenture.

“License” means, as of the Initial Issue Date, the exclusive right and responsibility for a 35-year term (the “Term”), granted to the Company by the Argentine Government to provide gas transportation services in southern Argentina through the southern gas pipeline system, transferred to the Company by GdE, and the expansions and modifications thereto, together with all sub-annexes and all legislation, decrees, judicial or administrative rulings and/or regulations or interpretations issued by any Government Regulator, or by any of its respective agencies (including ENARGAS), which, by the Initial Issue Date, have modified, amended or supplemented any of the original terms and conditions of the License and all annexes, exhibits and schedules thereto, including modifications, amendments and supplements that are in effect by the Initial Issue Date that resulted from the provisions of the Public Emergency Law implemented by the Initial Issue Date and under Federal Executive Branch decrees theretofore issued and implemented by the Initial Issue Date.

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

“Listing Agent” means BNP Paribas.

“Management Fee” means any fee paid to a Person (net of any value-added or similar taxes, levies or assessments imposed by a governmental entity and any reasonable expenses (excluding overhead or structural expenses) incurred by such Person) as any remuneration for performance of its obligations (i) as technical operator of the Company in the Company’s capacity as the licensee of the southern gas transportation system in Argentina (including, without limitation, remuneration under the Technical Assistance Agreement or any successor agreement thereto) or (ii) for any other management services from an Affiliate of the Company if such services are not provided on an arm’s-length basis or do not meet the provisions of Article 72 enacted under Argentine Executive Branch Decree No. 677/01 of Public Offer Transparency Regime, which fee shall not exceed the larger of the following amounts annually:  (a) Ps. 3,000,000 or (b) seven percent (7%) of Consolidated EBIT (as defined in the Technical Assistance Agreement) (excluding the management fee expense) minus Ps. 3,000,000.

“mandatory sinking fund payment” means the minimum amount of any sinking fund payment provided for by the terms of any Notes as described in Section 12.1.

“Marketable Securities” means any of the following:  (a) readily marketable direct obligations of the Government of the United States, Argentina or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States or Argentina, (b) insured certificates of deposit of or time deposits with any commercial bank that is a member of the United States Federal Reserve System that issues (or the parent of which issues) commercial paper rated as described in clause (c), is organized under the laws of the United States or any State thereof and has combined capital and surplus of at least $1 billion, (c) commercial paper issued by any corporation organized under the laws of any State of the United States and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, or (d) debt obligations having a maturity not exceeding one year from the date of acquisition issued by a corporation organized under the laws of the United States or Argentina whose long-term debt is rated “A-” (or such similar equivalent rating, including similar equivalent ratings in foreign countries) or higher by at least one Nationally Recognized Statistical Rating Organization.

“Maturity”, when used with respect to any Note, means the date on which the principal of such Note or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.

“Nationally Recognized Statistical Rating Organization” shall have the meaning set forth under Rule 436 under the Securities Act.

“Negotiable Obligations Law” has the meaning specified in paragraph (A) of the recitals to this instrument.

“Net Available Cash” from an Asset Sale means cash payments or Cash Equivalents received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Sale or received in any other non-cash form) therefrom, in each case minus:

(1)

all legal, accounting, investment banking, broker, consultant and advisory fees and expenses, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability in accordance with Argentine GAAP, as a consequence of such Asset Sale;

(2)

all payments, including any prepayment premiums or penalties, made on any Indebtedness that is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

(3)

all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale;

(4)

appropriate amounts to be provided by the seller as a reserve, in accordance with Argentine GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Sale and retained by the Company or any Subsidiary after such Asset Sale;

(5)

taxes paid or payable in respect of Asset Sales; and

(6)

repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale.

“Net Cash Proceeds” with respect to any issuance or sale of Capital Stock or sale or other disposition of any asset or other investment, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

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

“Officers’ Certificate” means a certificate signed by any two of the Chairman of the Board of the Company, a Vice Chairman of the Board of the Company, any member of the Supervisory Committee of the Company, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, any Vice President of the Company, any Finance Manager of the Company or any Senior Counsel of the Company, and delivered to the Trustee.

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

“Outstanding” means when used with respect to Notes of a series and subject to the provisions of this Indenture, as of any particular time, all Notes of that series authenticated and delivered by the Trustee under this Indenture, except:

(a)

Notes of that series theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(b)

Notes of that series, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Company) or shall have been set aside, segregated and held in trust by the Company for the Holders of such Notes (if the Company shall act as its own paying agent), provided that if such Notes, or portions thereof, are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in this Indenture, or provision satisfactory to the Trustee shall have been made for giving such notice; and

(c)

Notes of that series with respect to which the Company has effected defeasance or covenant defeasance as provided in this Indenture;

(d)

Notes of that series in substitution for which other Notes shall have been authenticated and delivered or which shall have been paid, pursuant to this Indenture;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, whether pursuant to a meeting of Holders or pursuant to an Act of Holders, as the case may be, (A) the principal amount of an Original Issue Discount Note which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Stated Maturity thereof to such date pursuant to Section 5.2, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Note is not determinable, the principal amount of such Note that shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 3.1, (C) the principal amount of a Note denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. Dollar Equivalent, determined as of such date in the manner provided as contemplated by Section 3.1, of the principal amount of such Note (or, in the case of a Note described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Notes held by the Company or any of its Affiliates shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes which a Responsible Officer of the Trustee knows to be so held shall be so disregarded. Notes so held which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Company or any other obligor upon the Notes or any Affiliate of the Company or of such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of or any premium or interest on any Notes on behalf of the Company.

“Permitted Indebtedness” has the meaning specified in Section 10.16.

“Permitted Liens” has the meaning set forth in Section 10.19.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Personal Property Tax” has the meaning specified in Section 11.8.

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

“Public Emergency Law” means the Public Emergency and Foreign Exchange System Reform Law No. 25,561 and the decrees and regulations issued thereunder.

“Rating Agency” means Fitch, Moody’s, S&P or any other nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act.

“Redemption Date”, when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture or the terms and conditions of such Note.

“Refinancing Indebtedness” means any Indebtedness; provided, that the net cash proceeds of such Refinancing Indebtedness are applied or used, within 90 days of the date of such Incurrence, to make payments of principal, premium and accrued interest on (and including any Additional Amounts) or to redeemed, the Outstanding Notes on a pro rata basis.

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

“Related Business” means a business in the energy industry or in the lines of business in which the Company or such Subsidiaries are engaged as of the Initial Issue Date.

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

“Restricted Payment” means, with respect to the Company or any of its Subsidiaries, (i) any dividend (other than dividends payable solely in shares of the Company’s common stock or the common stock of any of such Subsidiaries so long as such dividends do not result in any dilution of the Company’s ownership interest in such Subsidiary, as the case may be) or other distribution (whether in cash, securities or other property) with respect to any shares of any class of the Company’s capital stock or that of any of its Subsidiaries, in each case, which shares of capital stock are held by Persons other than (A) the Company, in the case of the Subsidiaries of the Company, or (B) the Company’s Subsidiaries, in the case of such Subsidiaries’ respective Subsidiaries, or (ii) the making of any principal payment on, or the repurchase, redemption, defeasance or other acquisition or retirement for value of any such shares of capital stock or any option, warrant or other right to acquire any such shares of capital stock of the Company or any of its Subsidiaries, (iii) the making of any principal payment on, or the repurchase, redemption, defeasance or other acquisition or retirement for value of, prior to any scheduled principal payment, sinking fund payment or maturity, any Indebtedness of the Company that is by its terms subordinated to the Notes, or (iv) the making of any Investment.

“Rule 144” means Rule 144 under the Securities Act (or any successor provision), as it may be amended from time to time.

“Rule 144A” means Rule 144A under the Securities Act (or any successor provision), as it may be amended from time to time.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies Inc. or any successor thereto.

“Sale and Leaseback Transaction” means any arrangement with any Person (other than the Company or a Subsidiary), or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary for a period of more than three years of any property or assets which property or assets have been or are to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person (other than the Company or a Subsidiary) to which funds have been or are to be advanced by such Person on the security of the leased property or assets.

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

“Statutory Auditor” means the internal auditors (síndicos) of the Company appointed pursuant to Section 284 of the Argentine Companies Law.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is Controlled, directly or indirectly, by the Company or by one or more of its other Subsidiaries, or by the Company and one or more of its other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

“Suspended Covenants” has the meaning specified in Section 10.22.

“Taxes” has the meaning specified in Section 10.2.

“Technical Assistance Agreement” means the Technical Assistance Agreement, dated as of December 28, 1992, between the Company and Enron Pipeline Company Argentina S.A., as amended, and as assigned to Petrobras Energía S.A. on July 15, 2004.

“Temporary Cash Investments” means any of the following:

(1)

any investment in direct obligations of the United States or any agency thereof or obligations guaranteed by the United States or any agency thereof;

(2)

investments in time deposit accounts, certificates of deposit and money market deposits issued by a bank or trust company that is organized under the laws of the United States, any state thereof or any foreign country recognized by the United States (in all events not excluding Argentina) having capital, surplus and undivided profits aggregating in excess of US$50.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated “A” (or such similar equivalent rating, including similar equivalent ratings in foreign countries) or higher by at least one Nationally Recognized Statistical Rating Organization;

(3)

(i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any member state of the European Union, or under the laws of any country in which the Company has operations in each case whose head office’s senior short term debt is rated “BBB+” or higher or such similar equivalent or higher rating by at least one Rating Agency or whose local national scale rating for senior short term debt is BBB+ or higher or such similar equivalent or higher rating; and provided, further, that in the event that no bank or trust company in such country has a local rating of BBB+ or higher or such similar equivalent or higher rating, then this clause shall apply to the three highest rated banks in the relevant country;

(4)

repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(5)

investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States, Argentina or any other foreign country recognized by the United States with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to S&P (or such similar equivalent rating, including similar equivalent ratings in foreign countries);

(6)

investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States or any member of the Organisation for Economic Co-operation and Development, or by any political subdivision or taxing authority thereof, and rated at least “A” by S&P or “A” by Moody’s (or such similar equivalent rating);

(7)

investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by Argentina; and

(8)

investments in money market funds substantially all the assets of which are comprised of investments of the types described in clauses (1) through (7) above.

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

“Trustee’s Representative” has the meaning specified in Section 1.5.

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

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States is pledged and that are not callable or redeemable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

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

▪

a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

▪

a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

▪

a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

▪

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

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Notes of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 5.2, (iii) any request to institute proceedings referred to in Section 5.7 or (iv) any direction referred to in Section 5.12, in each case with respect to Notes of such series.  If any record date is set pursuant to this paragraph, the Holders of Outstanding Notes of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided, that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Notes of such series on such record date.  Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Notes of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable

Expiration Date to be given to the Company in writing and to each Holder of Notes of the relevant series in the manner set forth in Section 1.6.

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

Notices, Etc., to Trustee and Company

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

▪

the Trustee or Co-Registrar by any Holder or by the Company or the Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee or Co-Registrar at its Corporate Trust Office, Attention: Corporate Trust, or

▪

the Registrar by any Holder or by the Company, the Trustee or the Co-Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Registrar at its principal office currently located at Bartolome Mitre 480, Buenos Aires, Argentina, Attention:  Mr. Eduardo Rodriguez Sapey, or

▪

the Company by the Trustee, Co-Registrar, Registrar or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, Attention:  Carlos Ariosa, or at any other address previously furnished in writing to the Trustee by the Company.

As long as it is required by Argentine law or by the CNV, Banco Santander Río S.A., with domicile in Bartolomé Mitre 480, City of Buenos Aires, República Argentina, will act as the Trustee’s representative (the “Trustee’s Representative”) in Argentina for the purpose of receiving communications in respect of this Indenture or the Notes from Argentine residents or the CNV.

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

Governing Law

The Negotiable Obligations Law shall govern the requirements for the Notes to qualify as obligaciones negociables (“negotiable obligations”) thereunder.  The Negotiable Obligations Law, together with the Argentine Companies Law, as amended, the Public Offering Law 17,811, the Joint Resolution Nº470-1738/2004 as amended by Joint Resolution Nº 500-2222/2007 issued by the CNV and the Argentine Administración Federal de Ingresos Públios (the Argentine Tax Authority) and other applicable Argentine laws and regulations shall govern the Company's capacity and corporate authorization to execute and deliver the Notes, the offering of the Notes in Argentina and matters relating to meetings of Holders.  All other matters with respect to the

Notes and this Indenture shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

Legal Holidays

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Note shall not be a Business Day, then (notwithstanding any other provision of this Indenture or of the Notes (other than a provision of any Note which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any) need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity.

Foreign Exchange Restrictions

In the event of any foreign exchange restriction or prohibition in Argentina, the Company shall make any and all payments in respect of interest on or principal of the Notes, to the extent permitted by applicable law, in U.S. Dollars by:

(i)

purchasing, with Pesos or other legal currency of Argentina, any public or private securities issued by Argentina and payable in U.S. Dollars and selling such instruments outside of Argentina for U.S. Dollars, or

(ii)

any other legal mechanism for the acquisition of U.S. Dollars in any exchange market.

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

Consent to Jurisdiction and Service of Process

The Company irrevocably consents to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, New York, United States, and any appellate court from any thereof, or any Argentine court sitting in Buenos Aires, Argentina, including the ordinary courts for commercial matters and, if the Notes are listed on the Bolsa, the Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires (Permanent Arbitral Tribunal of the Bolsa) under the provisions of Article 38 of Argentine Decree No. 677/2001 and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with this Indenture or the Notes.  The Company irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action, or proceeding that may be brought in connection with this Indenture or the Notes in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum.  The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company or its assets or properties is subject by a suit upon such judgment; provided, that service of process is effected upon the Company in the manner provided by this Indenture.

The Company agrees that service of all writs, process and summonses in any suit, action or proceeding brought in connection with this Indenture or the Notes against the Company (a) in any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City may be made upon Law Debenture Corporate Services Inc. at 400 Madison, 4th Floor, New York, New York  10017, whom the Company irrevocably appoints as its authorized agent for service of process and (b) in any competent court in Argentina or in the arbitrators’ tribunal of the Bolsa in Argentina, may be made at the Company’s legal domicile at Don Bosco 3672, 5th floor, (C1206ABF) Buenos Aires, Argentina.  The Company represents and warrants that Law Debenture Corporate Services Inc. has agreed to act as the Company’s agent for service of process.  The Company agrees that such appointment shall be irrevocable so long as any of the Notes remain Outstanding or until the irrevocable appointment by the Company of a successor in the State of New York as its authorized agent for such purposes and the acceptance of such appointment by such successor.  The Company further agrees to take any and all action, including the filing of any and all documents and instruments, which may be necessary to continue such appointment in full force and effect as aforesaid.  If Law Debenture Corporate Services Inc. shall cease to act as the Company’s agent for service of process, the Company shall appoint without delay another such agent and provide notice to the Trustee of such appointment.  With respect to any such action in any court of the State of New York or any United States federal court in the Borough of Manhattan, New York City, service of process upon Law Debenture Corporate Services Inc., as the authorized agent for the Company for service of process and written notice of such service to the Company, shall be deemed, in every respect, effective service of process upon the Company.

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

As long as any series of Notes is Outstanding, the Company will maintain a co-registrar, a paying agent and a transfer agent in New York City, New York, United States. Initially, Law Debenture Trust Company of New York shall act as such Co-Registrar, Paying Agent and Transfer Agent in New York City, New York, United States.  As long as it is required by Argentine law or by the CNV, the Company will maintain a registrar, a paying agent, a transfer agent and a representative of the Trustee in Buenos Aires, Argentina.  Initially, Banco Santander Río S.A. shall act as such Registrar, Paying Agent, Transfer Agent and representative of the Trustee in Buenos Aires, Argentina.

The Company shall give notice of each resignation and each removal of any Paying Agent or Transfer Agent with respect to Notes of any series and each appointment of a successor Paying Agent or Transfer Agent with respect to the Notes of any series to all Holders of Notes of such series in the manner provided in Section 1.6, to the CNV and to any stock exchange on which any Notes are then listed or traded.

2.

Form of Notes

Forms Generally

The Notes of each series shall be substantially in the form established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or any indenture supplemental hereto and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof.  If the form of Notes of any series is established by action taken pursuant to a Board Resolution, the Company shall deliver such Board Resolution to the Trustee at or prior to the delivery of the Company Order contemplated by Section 3.3 for the authentication and delivery of such Notes.

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

LAW DEBENTURE TRUST COMPANY OF NEW YORK, not in its individual capacity but solely as Trustee

By ……………………………………………….

Authorized Officer

3.

The Notes

Amount Issuable in Series

The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture from time to time is unlimited.

The Notes may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 3.3, set forth, or determined in the manner provided, in an Officers’ Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Notes of any series,

▪

the title of the Notes of the series (which shall distinguish the Notes of the series from Notes of any other series);

25

▪

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

▪

the Person to whom any interest on a Note of the series shall be payable, if other than the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest;

▪

the date or dates on which the principal of any Notes of the series is payable;

▪

the rate or rates at which any Notes of the series shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

▪

the place or places where the principal of and any premium and interest on any Notes of the series shall be payable and the manner in which any payment may be made;

▪

the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Notes shall be evidenced;

▪

the obligation, if any, of the Company to redeem or purchase any Notes of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

▪

if other than denominations of US$2,000 and integral multiples of US$1,000 thereafter, the denominations in which any Notes of the series shall be issuable;

▪

if the amount of principal of or any premium or interest on any Notes of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

▪

if other than the currency of the United States of America, the Specified Currency in which the principal of or any premium or interest on any Notes of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of “Outstanding” in Section 1.1;

▪

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

▪

if other than the entire principal amount thereof, the portion of the principal amount of any Notes of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.2;

▪

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

▪

if applicable, that the Notes of the series, in whole or any specified part, shall be defeasible pursuant to Section 13.2 or Section 13.3 or both such Sections and, if other than by a Board Resolution, the manner in which any election by the Company to defease such Notes shall be evidenced;

▪

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

▪

any addition to or change in the Events of Default which applies to any Notes of the series and any change in the right of the Trustee or the requisite Holders of such Notes to declare the principal amount thereof due and payable pursuant to Section 5.2;

▪

any addition to or change in the covenants set forth in Article Ten which applies to Notes of the series; and

▪

any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 9.1(4)).

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

Denominations

The Notes of each series shall be issuable only in fully registered form without coupons and only in such denominations as shall be specified as contemplated by Section 3.1.  In the absence of any such specified denomination with respect to the Notes of any series, the Notes of such series shall be issuable in denominations of US$2,000 and integral multiples of US$1,000 thereafter.

Execution, Authentication, Delivery and Dating

The Notes shall be executed on behalf of the Company by a director and a Statutory Auditor of the Company (the “Authorized Officers”).  The signature of any of these officers on the Notes may be manual or facsimile, subject in the latter case to the receipt of any required approval by the CNV.

Notes bearing the manual or facsimile signatures of individuals who were at the time of execution of the Notes the proper Authorized Officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes.

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

▪

if the form of such Notes has been established by or pursuant to Board Resolution as permitted by Section 2.1, that such form has been established in conformity with the provisions of this Indenture;

▪

if the terms of such Notes have been established by or pursuant to Board Resolution as permitted by Section 3.1, that such terms have been established in conformity with the provisions of this Indenture; and

▪

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

Global Notes

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

The Depositary or its nominee, as registered owner of a Global Note, shall be the Holder of such Global Note for all purposes under this Indenture and the Notes, and owners of beneficial interests in a Global Note shall hold such interests pursuant to the Applicable Procedures.  Accordingly, any such owner’s beneficial interest in a Global Note will be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depositary or its nominee or its Agent Members; provided, however, that, notwithstanding the foregoing, a beneficial owner of a Global Note will have the right (i) to obtain evidence of its beneficial ownership interest in a Global Note in accordance with Argentine Decree 677/01, as amended, from any securities clearing service or collective deposit system, including DTC, Euroclear, Clearstream, Luxembourg and Caja de Valores S.A., as applicable, and (ii) with such evidence to pursue remedies against the Company and assert rights in a legal action brought in Argentina under Argentine law in respect of its beneficial ownership interest in such a Global Note (including the right to initiate summary proceedings (acción ejecutiva) in Argentina in the manner provided by the Negotiable Obligations Law with respect thereto), and for such purposes such beneficial owner will be treated as the owner of that portion of the Global Note which represents its beneficial ownership interest therein.

Registration, Registration of Transfer and Exchange Generally; Certain Transfers and Exchanges; Securities Act Legends

Registration, Registration of Transfer and Exchange Generally

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company in a place of payment (the “Place of Payment”) being herein sometimes collectively referred to as the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and of transfers and exchanges of Notes. The Trustee is hereby appointed Co-Registrar and Banco Santander Río S.A. (at its principal office in Buenos Aires, Argentina) is hereby appointed as Registrar for the purpose of registering the Notes and transfers and exchanges of Notes as herein provided.  The Note Register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time.  The Co-Registrar shall give prompt notice to the Registrar and the Registrar shall likewise give prompt notice to the Co-Registrar of any registration of ownership, exchange or transfer of Notes. As long as it is required by Argentine law or by the CNV, the Registrar shall keep a duplicate of the Note Register in the Spanish language in Argentina.

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

▪

subject to the following Clauses of this Section 3.6(c), a Non-Global Note or any portion thereof which is exchanged, upon transfer or otherwise, for a Global Note or any portion thereof shall bear the Securities Act Legend borne by such Global Note while represented thereby;

▪

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

Registered Notes shall not bear a Securities Act Legend;

▪

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

▪

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

▪

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

▪

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

▪

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

Payments and Paying Agents

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

▪

that it will hold all sums received by it as such agent for the payment of the principal of or interest on any Notes (whether such sums have been paid to it by or on behalf of the Company) in trust for the benefit of the Holders of such Notes or of the Trustee,

▪

that it will give the Trustee notice of any failure by the Company to make any payment of the principal of or interest on any Notes (including Additional Amounts) and any other payments to be made by or on behalf of the Company under this Indenture or such Notes when the same shall be due and payable, and

▪

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

Computation of Interest

Except as otherwise specified as contemplated by Section 3.1 for Notes of any series, interest (including additional interest or any other amount that may constitute interest) on the Notes of each series shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

4.

Satisfaction and Discharge

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

(iii)

are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

▪

and the Company, in the case of (B)(i), (B)(ii) or (B)(iii) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of Holders, cash in U.S. dollars, in an amount sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

▪

no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any of its Subsidiaries are a party or by which the Company or any of its Subsidiaries are bound;

▪

the Company has paid or caused to be paid all other sums payable hereunder by the Company;

▪

the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply any deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be; and

37

▪

the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

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

Non-payment.  The Company defaults in the payment of:

(a)

the principal of or any premium or Additional Amounts on any Note of that series, or

(b)

any interest on any Note of that series, and such default remains uncured for a period of 30 days after the date on which such payment was due and payable; or

Breach of other obligations.  The Company defaults in the performance of, or breaches, any covenant or warranty of the Company under any Note of that series or in this Indenture (other than as described in Clauses (i)(a) and (b) above), which default is, in the opinion of the Trustee, incapable of remedy or, if in the opinion of the Trustee is capable of remedy, is not in the opinion of the Trustee remedied within 90 days after the Company has received written notice from the Trustee specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

Cross-acceleration.  (i) any other present or future indebtedness of the Company or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity other than at the option of the Company; or (ii) any payment in respect Indebtedness of the Company or any of its Subsidiaries is not paid when due or, as the case may be, within any applicable grace period; or (iii) the Company or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any monies borrowed or raised; provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events in this paragraph (3) have occurred equals or exceeds US$15.0 million or its equivalent in other currencies; or

Enforcement proceedings.  A distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of the Company or any of its Subsidiaries exceeding US$15.0 million and (i) such distress, attachment, execution, seizure before judgment or other legal process is not discharged or stayed within 90 days of notice to the Company or any of its Subsidiaries, as the case may be; or (ii) if such distress, attachment, execution, seizure before judgment or other legal process shall not have been discharged within such 90–

day period, the Company or any of its Subsidiaries, as the case may be, shall have within such 90–day period contested in good faith by appropriate proceedings and posted a bond in connection therewith; provided, however, that in no event shall the grace period provided by subclause (ii) of this Clause (4) extend beyond the 360th day after the notification to the Company or any of its Subsidiaries, as the case may be, of such proceedings; or

Security enforced.  Any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any of its Subsidiaries becomes enforceable (i.e., a creditor has a present right to foreclose or exercise similar remedies) exceeding US$10.0 million and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar court-appointed Person); or

Bankruptcy; insolvency; etc.  (i)(A) a court having jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under the ABL or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect in any other relevant jurisdiction or (B) an administrator, receiver, trustee or intervenor shall be appointed for all or substantially all of the Company’s Property and, in each case, such decree or order shall remain uncontested and in effect for 30 consecutive Business Days; or (ii) the Company (A) shall commence a voluntary case under the ABL or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect in any other relevant jurisdiction, (B) shall consent to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Company of all or substantially all of the Company’s Property or (C) shall effect any general assignment for the benefit of creditors; or (iii) the Company shall fail or be unable to pay its debts generally as they become due; or (iv) any event shall occur which under the laws of any relevant Argentine jurisdiction has an analogous effect to any of the events referred to in Clause (i) or (ii) above; or

Winding up.  An order is made or an effective resolution passed for the winding up or dissolution or administration of the Company or any of its Subsidiaries, or the Company ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganization, merger, demerger or consolidation (i) on terms approved by the Trustee or by a meeting of Holders; or (ii) in the case of a Subsidiary, whereby the undertaking and the assets of the Subsidiary are transferred to or otherwise vested in the Company or another of its Subsidiaries; or

Authorizations and consents.  Any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorization, exemption, filing, license, order, recording or registration) at any time required to be taken, fulfilled or done in order (i) to enable the Company lawfully to enter into, exercise its rights and perform and comply with its obligations under, the Notes of that series and this Indenture; (ii) to ensure that those obligations are legally binding and enforceable; and (iii) to make the Notes of that series and this Indenture admissible in evidence in the courts of Argentina, is not taken, fulfilled or done; or

Revocation of Pipeline License.  The License is revoked or suspended; provided, that, in the case of a suspension, the License is suspended for a period of at least 120 days; provided, further, that a reissuance or reauthorization of the License shall not constitute a revocation or suspension under this Clause (9) but shall constitute an amendment for purposes of Section 10.15.

Acceleration of Maturity; Rescission and Annulment

If an Event of Default (other than an Event of Default specified in clause (6) or (7) of Section 5.1) occurs and is continuing with respect to Notes of a series at the time Outstanding, then the Holders of not less than 25% in principal amount of the affected Outstanding Notes may declare the principal amount of the Notes of such series (or, if any Notes of that series are Original Issue Discount Notes, such portion of the principal amount of such Notes as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount of such Notes (or specified amount), together with accrued interest thereon and Additional Amounts, if any, shall become immediately due and payable.  If an Event of Default occurs and is continuing under clause (6) and (7) of Section 5.1, then the principal amount of all Notes then Outstanding and all interest accrued thereon and Additional Amounts, if any, shall become immediately due and payable without any further action or notice by the Trustee or the Holders of the Notes.

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

(C)

to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Notes, and

(D)

all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(E)

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

Collection of Indebtedness and Suits for Enforcement by Trustee

The Company covenants that if

▪

default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days after the date on which such payment was due and payable, or

▪

default is made in the payment of  the principal of (or premium, if any, on) any Note at the Maturity thereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and any premium) and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

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

▪

such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes of that series;

▪

the Holders of not less than 25% in principal amount of the Outstanding Notes of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

▪

such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

▪

the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

▪

no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of (i) in the case of a continuing Event of Default specified in Clause (1) of Section 5.1, the Outstanding Notes of that series, (ii) in the case of a continuing Event of Default with respect to any series, other than the Event of Default specified in Clause (1) of Section 5.1, the Outstanding Notes of all series affected by such Event of Default;

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

▪

such direction shall not be in conflict with any rule of law or with this Indenture; and

▪

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

▪

in the payment of the principal of or any premium or interest on any Note of such affected series, or

▪

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

(c)

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

(d)

The Trustee shall only be charged with knowledge of any default or Event of Default if either (i) a Responsible Officer of the Trustee shall have actual knowledge of such default or Event of Default or (ii) written notice of such default or Event of Default shall have been given to the Trustee by the Company or any Holder.

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

Certain Rights of Trustee

Subject to the provisions of Section 6.1:

▪

the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

▪

any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

▪

whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;

▪

the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

▪

the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

▪

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

▪

the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, nominee, custodian or attorney appointed with due care by it hereunder; and

45

▪

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

Compensation and Reimbursement

The Company agrees:

▪

to pay to the Trustee such compensation as shall be separately agreed upon in writing for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

▪

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

▪

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

▪

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

▪

the obligations of the Company set forth in this Section 6.7 shall survive the removal and resignation of the Trustee and the satisfaction and discharge of this Indenture; and

▪

when the Trustee incurs any expenses or renders any services after the occurrence of an Event of Default specified in Sections 5.1(6) or 5.1(7), such expenses and the compensation for such services are intended to constitute expenses of administration under any law for the relief of debtors.

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

▪

the Trustee shall fail to comply with Section 6.8 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Note for at least six months, or

▪

the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Company or by any such Holder, or

▪

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

Certain Duties and Responsibilities of the Trustee’s Representative

The duties of the Trustee’s Representative shall be determined by the express provisions of this Indenture or as it may agree from time to time with the Trustee, and the Trustee’s Representative need perform only those duties that are set forth in this Indenture and those agreed in writing with the Trustee. No implied covenants or obligations shall be read into this Indenture against the Representative of the Trustee in Argentina. The Trustee’s Representative shall have only the faculties and powers stated below. It is further acknowledged that the Trustee’s Representative is not and shall not be considered as if it were a Trustee’s general attorney.

The duties and faculties of the Trustee’s Representative up to the date hereof are only: (i) receive from Holders, the Company, agents, and any governmental or regulatory authority or entity any and all letters, claims, requests, memorandums or any other document directed to the Trustee, (ii) transmit, deliver or notify the Trustee of the reception of any and all of the mentioned documents by facsimile, within 72 hours since such reception, and (iii) respond or answer such letters, claims, requests, memorandums or documents, following the express instructions of the Trustee and only if such instructions are given by the Trustee.

The Trustee’s Representative shall not be liable for any action it takes or omits to take in good faith and without negligence, which it believes to be authorized or within its discretion, rights or powers.

The Company shall pay to the Trustee’s Representative from time to time, and the Trustee’s Representative shall be entitled to, such compensation for its acceptance of this Indenture and its services hereunder as the Trustee’s Representative and the Trustee shall from time to time agree in writing.  The Company shall reimburse the Trustee’s Representative promptly upon request for all reasonable disbursements, advances and expenses incurred or made by or on behalf of it in addition to the compensation for its services.  Such expenses may include the reasonable compensation, disbursements and expenses of Trustee’s Representative´s agents, counsel and other persons not regularly in its employ.

The Company agrees to indemnify the Trustee’s Representative for, and to hold it harmless against, any loss, liability or expense, including, without limitation, the reasonable fees and expenses of legal counsel, incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance of its commitments hereunder, the performance of its duties hereunder and/or the exercise of its rights hereunder, including, without limitation, the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

7.

Holders’ Lists and Reports by Trustee and Company

Company to Furnish Trustee Names and Addresses of Holders

The Company will furnish or cause to be furnished to the Trustee

▪

semi-annually, not later than June 15 and December 15 in each year, commencing December 15, 2007, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Notes of each series as of the preceding May 31 or November 30, as the case may be, and

▪

at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

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

Reports by Company

The Company shall file with the Trustee such information, documents and other reports, and such summaries thereof, as provided in Section 10.7.

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

51

8.

Consolidation, Merger, Conveyance, Transfer or Lease

Company May Consolidate, Etc., Only on Certain Terms

The Company shall not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a “Successor Person”), and shall not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the Successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic U.S.  jurisdiction or of Argentina and assumes the Company’s obligations on the Notes and under this Indenture by a supplemental indenture, (ii) within 180 days after giving effect to the transaction, the credit rating or ratings of the Notes by any Nationally Recognized Statistical Rating Organization shall not be lowered as a result of such transaction, (iii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iv) immediately after giving pro forma effect to such transaction, the Successor Company could Incur at least an additional US$1.00 of Indebtedness under the first paragraph of Section 10.16; and (v) if, as a result of the transaction, property of the Company would become subject to a Lien that would not be permitted under Section 10.19, the Company takes such steps as shall be necessary to secure the Notes equally and ratably with (or prior to) the indebtedness secured by such Lien.

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

9.

Supplemental Indentures

Supplemental Indentures Without Consent of Holders

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

▪

to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Notes in connection with a merger, consolidation or other transaction that complies with Section 8.1; or

▪

to add to the covenants of the Company for the benefit of the Holders of all or any series of Notes (and if such covenants are to be for the benefit of less than all series of Notes, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company; or

▪

to add any additional Events of Default for the benefit of the Holders of all or any series of Notes (and if such additional Events of Default are to be for the benefit of less than all series of Notes, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

▪

to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Notes, provided, that any such addition, change or elimination (A) shall neither (i) apply to any Note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Note with respect to such provision or (B) shall become effective only when there is no such Note Outstanding; or

▪

to secure the Notes pursuant to the requirements of Section 10.19 or otherwise; or

52

▪

to establish the form or terms of Notes of any series as permitted by Sections 2.1 and 3.1; or

▪

to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes of one or more series, and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11; or

▪

to amend this Indenture with respect to the authentication and delivery of additional series of Notes; or

▪

to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided, that such action pursuant to this Clause (9) shall not adversely affect the rights or interests of any of the Holders of Notes of any series in any material respect; or

▪

to modify the restrictions on transfer of the Notes, and the procedures for resales and other transfer of the Notes, to reflect any change in applicable law or regulation (or the interpretation thereof) or provide alternative procedures in compliance with applicable law and practices relating to the resale or other transfer of restricted securities generally.

Supplemental Indentures With Consent of Holders

With the consent of Holders of not less than a majority in principal amount of the Outstanding Notes of all series affected by such supplemental indenture, provided pursuant to a vote of the Holders of such affected series, voting together as a single class, at a meeting of Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Notes of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Note affected thereby,

▪

change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce or change any obligations to pay, any Additional Amounts or permit the redemption of a Note if not previously permitted, or reduce the amount of principal of an Original Issue Discount Note or any other Note which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2, or change any Place of Payment where, or the currency in which, any Note or any premium, interest or Additional Amounts thereon is payable, or impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the maturity date thereof (or, in the case of redemption, on or after the date of redemption), or

▪

reduce the percentage in principal amount of Outstanding Notes of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences, or

▪

reduce the percentage in principal amount of the Outstanding Notes of any series, the consent of the Holders of which is required for the adoption of a resolution at a meeting of Holders held pursuant to Section 9.6 of this Indenture, or the quorum required at any such meeting of Holders at which a resolution is adopted or the percentage in principal amount of Outstanding Notes of any series the Holders of which are entitled to request the calling of a meeting of Holders, or

53

▪

modify any of the provisions of this Section 9.2, Section 5.13 or Section 10.21, except to increase the percentage provided therein or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby; provided, however, that this Clause shall not be deemed to require the consent of any Holder with respect to changes in the references to  “the Trustee” and concomitant changes in this Section 9.2 and Section 10.21, or the deletion of this proviso, in accordance with the requirements of Section 6.11 and 9.1(7), or

▪

waive or amend Section 10.6, or

▪

amend Section 1.11.

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

Reference in Notes to Supplemental Indentures

Notes of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall, if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Company shall so determine, new Notes of any series so modified as to conform, in the opinion of the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Notes of such series.

Meetings of Holders; Modification and Waiver

The Trustee or the Company shall, upon the request of the Holders of at least five (5) percent in aggregate principal amount of the Notes of all series at the time Outstanding or of the Notes of any series at the time Outstanding, or the Company or the Trustee, at its discretion, may, call a meeting of the Holders of such Notes at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Notes or the relevant series of Notes to be made, given or taken by the Holders of such Notes.  With respect to all matters not contemplated in this Indenture, meetings of Holders shall be held in accordance with the Negotiable Obligations Law.  The meetings shall be held in the City of Buenos Aires, Argentina; provided, however, that the Company or the Trustee may determine to hold any such meetings simultaneously in the City of New York by any means of telecommunication which permits the participants to hear and speak to each other and such simultaneous meeting shall be deemed to constitute a single meeting for purposes of the quorum and voting percentages applicable to such meeting.  In any case, meetings shall be held at such time and at such place as the Company or the Trustee shall determine.  Any resolution passed at a meeting shall be binding on all Holders of Notes or of the relevant series of Notes, as the case may be (whether present or not at such meeting). If a meeting is being held pursuant to a request of Holders, the agenda for the meeting shall be as determined in the request and such meeting shall be convened within 40 days from the date such request is received by the Trustee or the Company, as the case may be.  Meetings of Holders on first and second call may be called simultaneously.  Notice of any meeting of Holders (which shall include the date, place and time of the meeting, the agenda therefor and the requirements to attend) shall be given not less than 10 days nor more than 30 days prior to the date fixed for the meeting in the Official Gazette of Argentina and in one national newspaper having general circulation in Argentina (which is expected to be La Nación), and also in the manner provided for hereunder and any publication of such notices shall be for five consecutive Business Days in each place of publication.

Decisions at a meeting of Holders shall be made by the affirmative vote of Holders of a majority in aggregate principal amount of the Notes of the affected series at the time Outstanding, present or represented at a meeting of such Holders at which a quorum is present; provided, however, that the unanimous consent or the unanimous affirmative vote of the Holders shall be required to adopt a valid decision on any of the matters specified in Clauses 9.2(1) through 9.2(6) subject to the proviso set forth in Section 9.2.

Any Holder may attend a meeting of the Holders in person or by proxy.  Holders who intend to attend a meeting of Holders must notify the Company of their intention to do so at least three Business Days prior to the date of such meeting.

The quorum at any meeting to adopt a resolution with respect to the Notes of any series will be Persons who are Holders of or who represent 60% in aggregate principal amount of the Notes of the affected series at the time Outstanding; provided, however, that at any such reconvened meeting adjourned for lack of the requisite quorum, the quorum will be persons holding or representing 30% in aggregate principal amount of the Notes of the affected series at the time Outstanding.  Any instrument given by or on behalf of any Holder in connection with any consent to any such waiver or change will be irrevocable once given and will be conclusive and binding on all subsequent Holders of such Note.  Except as provided above, any modifications, amendments or waivers to the terms and conditions of the Notes will be conclusive and binding on all Holders of the affected series, whether or not they have given such consent or were present at any meeting, and whether or not notation of such modifications, amendments or waivers is made upon the Notes of the affected series, if duly passed at a meeting convened and held in accordance with the provisions hereof and of the Negotiable Obligations Law.  For purposes of any meeting of Holders, each US$1,000 of face value of the Outstanding Notes, shall entitle a Holder to one vote.  Any Notes known to a Responsible Officer of the Trustee to be held for the account of the Company or any Affiliate of the Company shall not be considered Outstanding and Holders of such Notes will not be entitled to participate in taking any actions under the terms of the Notes.

Actions to be Taken Without a Meeting

In lieu of a meeting, Holders may provide written consent, or may consent by means of any other procedure (including through the DTC Omnibus Proxy and other internationally recognized clearinghouse consent solicitation systems) that the Company or the Trustee may implement in accordance herewith and Argentine law.  Notice to Holders of any solicitation of consents without a meeting shall be provided in the manner set forth in Section 1.6 and by publication of such notice for five consecutive days in the Official Gazette of Argentina and in one national newspaper of general circulation in Argentina (which is expected to be La Nación) and otherwise in compliance with Argentine law.

55

10.

Covenants

Payment of Principal, Premium and Interest

The Company covenants and agrees for the benefit of each series of Notes that it will duly and punctually pay the principal of, and any premium and interest on, the Notes of that series in accordance with the terms of the Notes and this Indenture.  Overdue amounts of principal, premium and interest on any Note will bear interest from and including the date on which such amount first becomes overdue at a rate per annum equal to the sum of (i) the rate of interest otherwise borne by such Note on the due date for such amount plus (ii) 2% per annum (such increment, “Default Interest”).  Default Interest shall be payable on demand and will accrue until the date any such overdue amount, including Default Interest thereon, is paid in full.

Payment of Additional Amounts

All payments in respect of the Notes will be made without withholding or deduction for or on account of any present or future taxes, duties, levies, contributions, withholdings, transfer expenses, assessments or other governmental charges of whatever nature (collectively, “Taxes”) imposed, levied, collected, withheld or assessed by or on behalf of the Argentine Government or any political subdivision or authority thereof or therein or any organization of which Argentina is or becomes a member, unless the Company is compelled by the Argentine Government or any such political subdivision or authority or any organization of which Argentina is or becomes a member to withhold or deduct such Taxes (including, without limitation, Personal Property Tax).  In the event the Company is required to withhold or deduct any amount of Taxes from any payment made with respect to the Notes, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amounts received by each Holder of Notes after such withholding or deduction shall equal the respective net amounts that the Holder would have received in respect of the Notes in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable in respect of any Note:

▪

if any such Tax would not have been so imposed but for the presentation by the Holder of any such Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later and the Holder would not have been entitled to such amounts on the 30th day;

▪

if any Tax would not have been so imposed but for the Holder being a resident of Argentina or having some connection with Argentina other than the mere holding of such Note or the receipt of principal and interest thereof;

▪

if the Holder of such Note would not be subject to the withholding or deduction of Taxes if the Holder had made a valid and legal claim for exemption, if (a) the making of such claim is required as a precondition to an exemption from, or reduction in, the relevant Taxes, and (b) at least 45 days prior to the first payment date with respect to which the Company applies this Clause (3), the Company notifies all Holders in writing that they will be required to provide such claims; provided, that in no event shall the Holder’s requirement to make a valid and legal claim for exemption require such Holder to provide any materially more onerous information, documents or other evidence that would be required to be provided had such Holder been required to file U.S. Tax Forms W-8BEN, W-8ECI, W-8EXP and/or W-8IMY claiming the benefits of an income tax treaty;

▪

for any estate, inheritance, gift, sales, transfer or any similar tax, assessment or governmental charge other than value added tax applicable to any payments in respect of the Notes;

▪

for any tax, duty, assessment or other governmental charge (other than the Personal Property Tax) which is payable otherwise than by withholding or deduction from payments on or in respect of any Note; or

▪

any combination of (1), (2), (3), (4) or (5).

No Additional Amounts shall be paid with respect to any payment on a Note to a Holder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settler with respect to such fiduciary or a member of such partnership or beneficial owner would not have been entitled to receive the Additional Amounts had such beneficiary, settler, member or beneficial owner been the direct Holder.

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

The Company shall pay any present or future stamp issue, registration or documentary or other similar taxes and duties, including interest and penalties, payable in Argentina, Luxemburg, Belgium, the United Kingdom or the United States or any authority of or in the foregoing in respect of the creation, issue and offering of the Notes.

Maintenance of Office or Agency

The Company shall maintain in each Place of Payment for any series of Notes an office or agency where Notes of that series may be presented or surrendered for payment, where Notes of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Notes of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

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

Reporting; Statements by Officers as to Default

The Company shall file with the Trustee such information, documents or reports as are required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 5 Business Days after the same is actually filed with the SEC. If the Company is at any time not required to file information, documents or reports pursuant to Section 13 or Section 15(d) of the Exchange Act, the Company shall file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports that may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange. The filing of any information, document or report with the SEC shall satisfy our obligation to deliver such information, document or report to the Trustee.

In addition, the Company shall furnish to the Trustee: (i) within 120 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of the Company’s compliance with all conditions and covenants under this Indenture (compliance, for such purpose, to be determined without regard to any period of grace or requirement of notice provided under the Indenture); (ii) upon any officer of the Company becoming aware of the existence of an Event of Default, a certificate of such officer, setting forth the details thereof and the action that the Company is taking or propose to take with respect thereto; and (iii) written notification of any material changes to the License within ten days of any such material change.

For so long as any series of Notes is listed on the Official List of the Luxembourg Stock Exchange and the rules of such exchange so require, the Company shall make the information in the preceding two paragraphs available in Luxembourg through the offices of the Listing Agent.

Existence

The Company shall (i) maintain in effect its corporate existence except as otherwise permitted under Section 8 and (ii) take all reasonable actions to maintain all rights, privileges, titles to property, franchises and the like necessary or desirable in the normal conduct of its business, activities or operations; provided, however, that this Section 10.8 shall not require the Company to maintain any such right, privilege, title to property or franchise if the Board of Directors of the Company shall determine that:  (A) the maintenance or preservation thereof is no longer desirable in the conduct of the business of the Company and (B) the loss thereof is not, and will not be, adverse in any material respect to the Holders.

Compliance with Laws, Rules and Regulations

The Company shall, and shall cause each of its Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directives of any Governmental Agency having jurisdiction over the business of the Company or such Subsidiary, as the case may be, and all covenants and other obligations contained in any material agreements to which the Company or such Subsidiary, as the case may be, is a party, except where the failure so to comply would not have a material adverse effect on (i) the Company's ability to meet its obligations under the Notes on a timely basis or (ii) any material rights or interest of the Trustee or the Holders under the Indenture or the Notes.

Maintenance of Properties

The Company shall cause all tangible Properties used or useful in the conduct of its business or the business of any of its Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that this Section 10.10 will not prevent the Company from discontinuing the operation or maintenance of any of such Properties if such discontinuance is, as determined by the Board of Directors of the Company, in good faith, (A) desirable in the conduct of the business of the Company and its Subsidiaries taken as a whole and (B) not adverse in any material respect to the Holders.

Maintenance of Insurance

The Company shall, and shall cause each of its Subsidiaries to, maintain insurance in such amounts and covering such risks as is required by applicable laws and regulations of Argentina.

Further Assurances

The Company shall, at its own cost and expense, execute and deliver to the Trustee all such documents, instruments and agreements and do or cause to be done all such other acts and things as may be reasonably required, in the opinion of the Trustee, to enable the Trustee to exercise and enforce its rights under this Indenture and under the documents, instruments and agreements required under this Indenture and to carry out the intent of this Indenture.

Amendment of Technical Assistance Agreement

The Company shall not enter into or consent to any amendment, restatement or modification of the Technical Assistance Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to the Company and its Subsidiaries, taken as a whole.

Transactions with Affiliates

The Company shall not, and shall not cause or permit any Subsidiary to, enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property, or the rendering of any service, with any Affiliate of the Company unless such transaction is (A) otherwise permitted under this Indenture and (B) upon terms that are not materially less favorable to the Company or its Subsidiary, as the case may be, than the Company or such Subsidiary would obtain in a comparable arm’s-length transaction with a Person who is not an Affiliate of the Company or such Subsidiary; provided, however, that this Section 10.14 shall not restrict (1) the Company from paying reasonable and customary fees to, and indemnities provided on behalf of, to its directors, officers, employees or consultants; (2) the Company from paying reasonable compensation (including amounts paid pursuant to employee benefit plans, stock options and other incentive compensation), indemnification, reimbursement or advancement of out-of-pocket expenses and provisions of liability insurance of our directors, officers and employees; (3) the payment of Management Fees in accordance with the provisions of the Technical Assistance Agreement; or (4) the Company from making any payment described in clause (i) of the definition of Restricted Payments in compliance with Section 10.17.

Termination of License

The Company shall not terminate the License and shall not take any action or refrain from taking any action which, in the reasonable opinion of the Company, would result in the termination of the License.  The Company shall not agree to amend or waive any terms of the License unless such amendment or waiver would not, in the reasonable opinion of the Company, adversely affect (i) the ability of the Company to meet its obligations under the Notes on a timely basis or (ii) any material rights or interest of the Trustee or the Holders under this Indenture or the Notes.

Limitation on Incurrence of Indebtedness

The Company shall not, and shall not permit any Subsidiary to, Incur any Indebtedness unless:  (a) on the date of such Incurrence, and after giving effect thereto and the application of the proceeds therefrom, (i) the Consolidated Coverage Ratio would be greater than or equal to 2.0:1, and (ii) the Consolidated Debt Ratio would be less than or equal to 3.75:1, in each case determined on a pro forma basis as if such Indebtedness had been Incurred and the proceeds therefrom applied at the beginning of the most recent four fiscal quarter period for which the Company has filed financial statements with the CNV; and (b) no Default or Event of Default shall have occurred and be continuing at the time of, and after giving effect to, such Incurrence.

Notwithstanding the above clause, the Company or any Subsidiary may Incur the following Indebtedness (“Permitted Indebtedness”):

▪

Refinancing Indebtedness;

▪

Capitalized Lease Obligations not in excess of US$20.0 million at any time outstanding;

▪

Indebtedness of the Company under Hedging Agreements or Currency Agreements; provided, that such Indebtedness is not Incurred for speculative purposes, is necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of the Company’s business;

▪

Indebtedness of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary of, or was otherwise acquired by, the Company); provided, however, that on the date that such Subsidiary is acquired by the Company, the Company would have been able to Incur US$1.00 of additional Indebtedness pursuant to the first paragraph of this Section 10.16 after giving pro forma effect to the Incurrence of such Indebtedness pursuant to this subclause (d)(i) and the acquisition of such Subsidiary by the Company, as if such Indebtedness was

Incurred and such acquisition consummated at the beginning of the most recent four fiscal quarter period for which the Company has filed financial statements with the CNV; and (ii) Indebtedness Incurred by a Subsidiary or the Company to refinance the Indebtedness Incurred pursuant to this subclause (d);

▪

Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case Incurred or assumed in connection with the disposition of a business, assets or capital stock of a Subsidiary; provided that, in each case, only to the extent the maximum aggregate liability in respect of such Indebtedness does not exceed the gross proceeds actually received by the Company or such Subsidiary in connection with such disposition;

▪

customer deposits and advance payments received from customers for the sale, lease or license of goods and services in the ordinary course of business; and

▪

Indebtedness, the proceeds from which are applied, within 45 days following Incurrence, to the redemption of, or repayment or repurchase of principal (including any premium) of, and interest and Additional Amounts on, Indebtedness of the Company that is outstanding as of the date of this Indenture.

Limitation on Restricted Payments

The Company shall not, and shall not permit any Subsidiary to, declare or make, or agree to make, directly or indirectly, any Restricted Payment unless:

▪

no Event of Default or event which, with the giving of notice or the lapse of time will become an Event of Default, shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment; and

▪

immediately after giving effect to such Restricted Payment, the Company would be able to Incur at least US$1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to Section 10.16.

Limitation on Asset Sales

The Company shall not, and shall not permit any Subsidiary to, make any Asset Sale unless:

▪

the Company or such Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value of the shares and/or assets subject to such Asset Sale;

▪

at least 75% of the consideration thereof received by the Company or such Subsidiary is in the form of Cash and Cash Equivalents; provided that the following shall be deemed to be cash for purposes of this clause (b):  (i) the amount of any liabilities (as shown on the Company’s, or such Subsidiary’s, most recent balance sheet or in the notes thereto) of the Company or any Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets; (ii) the amount of any Marketable Securities received by the Company or such Subsidiary from such transferee that is converted by the Company or such Subsidiary into cash (to the extent of the cash received) within 30 days following the closing of such Asset Sale; and (iii) the Fair Market Value of any Capital Stock of a Person engaged in a Related Business that will become, upon purchase, a Subsidiary or assets (other than current assets as determined in accordance with Argentine GAAP or Capital Stock) to be used by the Company or any Subsidiary in a Related Business; provided that amounts received pursuant to clauses (i) and (iii) shall not be deemed to constitute Net Cash Proceeds for purposes of making an Asset Sale Offer (as defined below); provided, however, that Market Securities will constitute cash (for purposes of clause (ii)) with respect to the Fair Market Value thereof on the date on which such Market Securities were received by the Company or such Subsidiary.

The Company or such Subsidiary, as the case may be, may apply the Net Cash Proceeds of any Asset Sale within 365 days after such Asset Sale to:

61

▪

repay any Indebtedness of the Company that is pari passu with the  Notes (whether through optional or mandatory prepayments or redemptions, or tender offers or open market or other privately negotiated purchases, so long as such repaid Indebtedness is immediately extinguished); provided that in connection with any such repayment of pari passu Indebtedness the Company offers to redeem a pro rata portion of the Notes based on the relative Outstanding principal amount of the Notes and such other Indebtedness), or

▪

make capital expenditures in a Related Business, or

▪

reinvest in or purchase Additional Assets (including by means of an investment in or purchase of Additional Assets by any Subsidiary with cash in an amount equal to the amount of Net Available Cash or Capital Stock to be used by the Company or any Subsidiary in a Related Business), or

▪

any combination of (a), (b) or (c) above.

To the extent all or a portion of the Net Cash Proceeds of any Asset Sale are not applied within the 365 days of the Asset Sale as described in clauses (a) through (e) of the immediately preceding paragraph, the Company shall make an offer to purchase notes (the “Asset Sale Offer”), at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon to the date of purchase (the “Asset Sale Offer Amount”).  The Company shall purchase pursuant to an Asset Sale Offer from all tendering Holders on a pro rata basis, and, at the Company’s option, on a pro rata basis with the Holders of any other Indebtedness with similar provisions requiring the Company to offer to purchase the other Indebtedness with the proceeds of Asset Sales, that principal amount (or accreted value in the case of Indebtedness issued with original issue discount) of Notes and the other Indebtedness to be purchased equal to such unapplied Net Cash Proceeds.  The Company may satisfy its obligations under this covenant with respect to the Net Cash Proceeds of an Asset Sale by making an Asset Sale Offer prior to the expiration of the relevant 365-day period.

The purchase of Notes pursuant to an Asset Sale Offer shall occur not less than 20 business days following the date thereof, or any longer period as may be required by law, nor more than 45 days following the 365th day following the Asset Sale.  The Company may, however, defer an Asset Sale Offer until there is an aggregate amount of unapplied Net Cash Proceeds from one or more Asset Sales equal to or in excess of US$30.0 million.  At that time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of US$30.0 million, shall be applied as required pursuant to this Section 10.18.  Pending application in accordance with this covenant, Net Cash Proceeds may be applied to temporarily reduce revolving credit borrowings or invested in Cash Equivalents or Temporary Cash Investments.  Each notice of an Asset Sale Offer shall be mailed first class, postage prepaid, to the record holders as shown on the register of holders within 20 days following such 365th day, with a copy to the Trustee, offering to purchase the Notes as described above.  Each notice of an Asset Sale Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Asset Sale Offer Payment Date”).  Upon receiving notice of an Asset Sale Offer, Holders may elect to tender their notes in whole or in part in amounts of US$2,000 or in integral multiples of US$1,000 in excess thereof in exchange for cash.

On the Asset Sale Offer Payment Date, the Company shall, to the extent lawful:

▪

accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer;

▪

deposit with the Paying Agent funds in an amount equal to the Asset Sale Offer Amount in respect of all Notes or portions thereof so tendered; and

▪

deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

To the extent Holders and holders of other Indebtedness, if any, that are the subject of an Asset Sale Offer properly tender and do not withdraw Notes or the other Indebtedness in an aggregate amount exceeding the amount of unapplied Net Cash Proceeds, the Company shall purchase the Notes and the other Indebtedness on a pro rata basis (based on amounts tendered).  If only a portion of a Note is purchased pursuant to an Asset

Sale Offer, a new Note in a principal amount equal to the portion thereof not purchased shall be issued in the name of the Holder thereof upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in a Global Note shall be made, as appropriate).  Notes (or portions thereof) purchased pursuant to an Asset Sale Offer shall be cancelled and not reissued.

The Company shall comply with the requirements of Rule 14c-1 under the Exchange Act and any other applicable securities laws in connection with the purchase of Notes pursuant to an Asset Sale Offer.  To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 10.18, the Company shall comply with such laws and regulations and shall not be deemed to have breached its obligations under this Section 10.18 by doing so.

Following the application of such unapplied Net Cash Proceeds to the purchase of Notes or other Indebtedness, the amount of Net Available Cash shall be reset at zero and the Company shall be entitled to use any remaining proceeds for any corporate purposes to the extent not prohibited under this Indenture.

Limitation on Liens

The Company shall not, and shall not permit any Subsidiary to, create or permit to subsist any Lien other than Permitted Liens upon the whole or any part of its or, as the case may be, any such Subsidiary’s undertaking, assets or revenues present or future to secure any Indebtedness unless, at the same time or prior thereto, the Company’s obligations under the Notes and this Indenture (x) are secured equally and ratably therewith, or prior thereto, or (y) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by a meeting of Holders.

Notwithstanding the foregoing, the Company or any Subsidiary may create or permit to subsist the following Liens (“Permitted Liens”):

▪

Liens existing on the Initial Issue Date;

▪

any Lien created on any fixed asset securing Indebtedness incurred or assumed solely for the purpose of financing all or any part of the cost of developing, constructing or acquiring such fixed asset, which Lien attaches to such fixed asset concurrently with or within 180 days after the acquisition thereof; provided, however, that the principal amount of Indebtedness secured by such Lien does not exceed the cost of developing, constructing or acquiring such fixed asset.  For the avoidance of doubt, for the purposes of this subclause (ii) only, a Lien shall be deemed to attach as of the first date on which the Company or a Subsidiary has executed and delivered an agreement pursuant to which such Lien purports to be created or, if earlier, the first date upon which any such agreement has been signed by the Company or such Subsidiary and delivered into escrow or any similar arrangement that would later permit the release and delivery thereof upon the happening of some event or satisfaction of some later condition;

▪

any Lien created on any asset securing an extension, renewal or refinancing of Indebtedness secured in accordance with clause (i) or (ii) of this paragraph provided that (a) the Lien is created over the original asset secured and (b) the principal amount of Indebtedness secured by the Lien prior to such extension, renewal or refinancing is not increased, other than with respect to reasonable costs, fees and expenses incidental to such extension, renewal, or refinancing;

▪

any Lien arising in connection with the permitted sale or other disposition of receivables of the Company in connection with the securitization of such receivables; provided, however, that (a) no portion of the Indebtedness incurred by any special purpose vehicle established in connection with any such securitization transaction (x) shall be guaranteed by the Company or a Subsidiary or (y) is recourse to or obligates the Company or a Subsidiary in any way such that the requirements for off balance sheet treatment under Statement of Financial Accounting Standards No. 140 are not satisfied, or (b) neither the Company nor any of its Subsidiaries assumes any obligation to maintain or preserve the financial condition or liquidity of any such special purpose vehicle or to cause such entity to achieve certain levels of operating results;

63

▪

Liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; provided, that any reserves with respect thereto are maintained on the Company’s books or the books of any of the Company’s Subsidiaries, as the case may be, in conformity with Argentine GAAP;

▪

Liens arising by reason of any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

▪

pledges, deposits or other security in connection with workers’ compensation or other unemployment insurance or obligations arising from other social security laws or legislation arising in the ordinary course of business;

▪

deposits made in the ordinary course of business and in each case not Incurred or made in connection with the borrowing of money, to secure the performance of (a) tenders, bids, trade contracts, leases (other than Capitalized Lease Obligations), statutory obligations, surety and appeal bonds, or (b) performance bonds, purchase, construction or sales contracts and other obligations of a like nature provided that the amount of such deposits shall not exceed US$20.0 million at any time outstanding;

▪

Capitalized Lease Obligations;

▪

leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the Company’s business or the business of any of its Subsidiaries;

▪

Liens created in order to comply with any rule or regulation of a Governmental Authority; provided, that (a) the assets subject to such Liens are used in the Company’s gas transportation business conducted pursuant to the License, (b) such Liens are created only on the additional assets or properties constructed or developed by the Company in connection with an expansion project mandated by a Governmental Authority, and (c) no Liens are created over the revenues generated by such assets except as otherwise permitted by Clause (xii) below; provided, however, that the Indebtedness secured by such Lien has no recourse against the Company or its properties or revenues, except in respect of the additional assets subject to such Liens;

▪

Liens on assets securing Attributable Debt under any Sale and Lease-Back Transaction permitted to be Incurred or assumed in accordance with Section 10.20, provided that any such Lien does not encumber any property other than the assets that are the subject of the applicable Sale and Lease-Back Transaction; and Liens on assets securing Indebtedness represented by Capitalized Lease Obligations and permitted to be incurred or assumed under the Section 10.16 (including any interest or title of a lessor under any lease the obligations under which are Capitalized Lease Obligations and covering only the assets acquired with such Indebtedness); and

▪

all Liens created on any asset securing Indebtedness, other than Liens described in (i) to (xii) of this paragraph, the aggregate amount of which does not exceed US$20.0 million.

Limitation on Sale and Lease-Back Transactions

The Company covenants and agrees that neither the Company nor any Subsidiary will enter into any Sale and Lease-Back Transaction unless the Company or such Subsidiary would be entitled:

pursuant to the provisions of Section 10.16 to Incur Indebtedness in a principal amount equal to or exceeding the Attributable Debt of such Sale and Lease-Back Transaction; and

pursuant to the provisions of the Section 10.19 to Incur a Lien to secure such Indebtedness.

Waiver of Certain Covenants

Except as otherwise specified as contemplated by Section 3.1 for Notes of such series, the Company may, with respect to the Notes of one or more series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 3.1(18), 9.1(2) or 9.1(6) for the benefit of the Holders of such series or in any of Sections 10.5 through 10.20, inclusive, if, before the time for such compliance, the Holders of at least a majority in principal amount of the Outstanding Notes of all series with respect to which the Company seeks to waive compliance with such covenant, provided pursuant to a vote of the Holders of such affected series, voting together as a single class, present or represented and voting at a meeting of Holders of Notes of such series at which a quorum is present (or  by providing their written consent to the extent permitted under Argentine law and this Indenture) either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

Release of Covenants

If on any date following the issuance of any series of Notes under this Indenture:

▪

such series of Notes has been assigned an Investment Grade Rating by any two Nationally Recognized Statistical Rating Organizations; and

▪

no Event of Default or event which, with the giving of notice or the lapse of time, or both, will become and Event of Default shall have occurred and be continuing,

then, beginning on that date and subject to the provisions of the following paragraph, the covenants set forth in Section 10.13, Section 10.14, Section 10.16, Section 10.17 and, Section 10.18 (collectively, the “Suspended Covenants”) will automatically, without any notice of any kind, be suspended with respect to such series of Notes and the Company and its Subsidiaries shall have no obligation or liability whatsoever with respect to such covenants.

If, during any period in which the Suspended Covenants are suspended with respect to a series of Notes, such series of Notes ceases to have an Investment Grade Rating from at least two Nationally Recognized Statistical Rating Organizations, the Suspended Covenants shall thereafter be reinstated and be applicable pursuant to their terms (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until such series of Notes subsequently attains an Investment Grade Rating by at least two Nationally Recognized Statistical Rating Organizations (in which event the Suspended Covenants will again be suspended with respect to such series for such time that such series of Notes maintains an Investment Grade Rating by at least two Nationally Recognized Statistical Rating Organizations); provided, however, that no Default, Event of Default or breach or violation of any kind will be deemed to exist under this Indenture or a series of Notes with respect to the Suspended Covenants (whether during the period when the Suspended Covenants were suspended or thereafter) based on, and neither the Company nor any of its Subsidiaries will bear any liability (whether during the period when the Suspended Covenants were suspended or thereafter) for, any actions taken or events occurring after a series of Notes attain an Investment Grade Rating by at least two Nationally Recognized Statistical Rating Organizations and before any reinstatement of the Suspended Covenants as provided above, or any actions taken at any time (whether during the period when the Suspended Covenants were suspended or thereafter) pursuant to any legal or contractual obligation arising prior to the reinstatement, regardless of whether those actions or events would have been permitted if the applicable Suspended Covenant had remained in effect during such period.

11.

Redemption of Notes

Applicability of Article

Notes of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 3.1 for such Notes) in accordance with this Article.

Election to Redeem; Notice to Trustee

The election of the Company to redeem any Notes pursuant to Section 11.8 shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 3.1 for such Notes.  In case of any redemption at the election of the Company of less than all the Notes of any series (including any such redemption affecting only a single Note), the Company shall, at least 60 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Notes of such series to be redeemed and, if applicable, of the tenor and principal amount of the Notes to be redeemed. In the case of any redemption of Notes prior to the expiration of any restriction on such redemption provided in the terms of such Notes or elsewhere in this Indenture, the Company shall furnish the Trustee with an Officers’ Certificate evidencing compliance with such restriction.

Selection by Trustee of Notes to Be Redeemed

If less than all the Notes of any series are to be redeemed (unless all the Notes of such series and of a specified tenor are to be redeemed or unless such redemption affects only a single Note), the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Notes of such series not previously called for redemption, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Note of such series, provided that the unredeemed portion of the principal amount of any Note shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Note. If less than all the Notes of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Note), the particular Notes to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Trustee, from the Outstanding Notes of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

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

Notice of Redemption

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at the address of such Holder appearing in the Note Register, to the Trustee and, if applicable, to the CNV and, while there are holders of Notes domiciled in Argentina, published in a general newspaper having general circulation in Argentina for one day (which is expected to be La Nación).

All notices of redemption shall state:

▪

the Redemption Date,

▪

the Redemption Price,

▪

if less than all of the Outstanding Notes are to be redeemed, the identification (and, in the case of  partial redemption, the principal amounts) of the particular Notes to be redeemed,

▪

that, on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

66

▪

the place or places where, and the date by which, each such Note is to be surrendered for payment of the Redemption Price,

▪

that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company and shall be irrevocable.

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

The Company shall surrender to the Trustee for cancellation any and all Notes redeemed by it.

Notes Redeemed in Part

Any Note which is to be redeemed only in part in accordance with this Indenture or the terms and conditions of such Note shall be surrendered at the office of either the Registrar or Co-Registrar (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in a form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Note so surrendered.

Redemption for Tax Reasons

If as a result of any change in, or amendment to, the laws or regulations of Argentina or of any political subdivision or governmental authority thereof or therein having power to tax or of any organization of which Argentina is or becomes a member or as a result of any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective after the date hereof, the Company becomes obligated to pay any Additional Amounts in respect of the Notes and such obligation cannot be avoided by the Company taking reasonable measures available to it; then the Notes shall be redeemable in whole, but not in part, at the option of the Company, at any time upon not more than 60 nor less than 30 days’ irrevocable notice to the Holders given in accordance with the provisions governing the giving of notices set forth in this Indenture, at a redemption price equal to 100% of the Outstanding principal amount thereof together with accrued interest thereon and any Additional Amounts to the Redemption Date.  The Company may not give notice of redemption earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such amounts.

In order to effect such a redemption of Notes under this paragraph, the Company shall be required to deliver to the Trustee at least 15 days prior to the date on which notice of redemption is given to Holders, an opinion of independent legal counsel of recognized standing to the effect that the Company has or will become obligated to pay such Additional Amounts as a result of such change or amendment and a certificate signed by an officer of the Company stating that the obligation to pay Additional Amounts cannot be avoided by taking reasonable measures available to the Company.

Purchase Upon Change in Control

If at any time there shall occur an event or series of events that results in the Republic of Argentina, directly or indirectly through any one or more controlled entities, owning shares representing more than 50% of the voting power of all shares of the Company (a “Change of Control Event”), each Holder of Outstanding Notes shall have the right (the “Change of Control Event Purchase Right”) to require the Company to purchase (upon written notice to the Company within 25 days following such Holder’s receipt of the notice of such Change of Control Event and a Change of Control Event Offer (as defined below) as specified in the following paragraph), and upon the exercise of such Change of Control Event Purchase Right by such Holder the Company shall purchase, all or any portion of such Notes as may be elected by such Holder in accordance with the provisions described below, on a date (the “Change of Control Event Purchase Date”) that is not later than 60 days after the date of the Change of Control Event, at a purchase price in cash equal to 101% of the Outstanding principal amount of the Notes so purchased, plus accrued and unpaid interest thereon and Additional Amounts, if any, to but excluding the Change of Control Event Purchase Date.

On or before the 30th day after the occurrence of a Change of Control Event, the Company or, at the request of the Company, the Trustee will make a “Change of Control Event Offer” by forwarding to all Holders of record of the Notes then Outstanding a notice providing the following information:

▪

a summary description of each Holder’s Change of Control Event Purchase Right,

▪

the Change of Control Event Purchase Date, and

▪

the date by which the Holder must deliver to the Trustee an irrevocable notice of its exercise of the Change of Control Event Purchase Right.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other applicable securities laws or regulations in connection with making a Change of Control Event Offer pursuant to this covenant.  To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Section 11.09, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 11.09 by virtue of its compliance with such securities laws or regulations.

Purchase of Notes by the Company

Nothing in this Indenture shall limit in any way the Company from purchasing Notes at any time in the open market or on an exchange or by tender or by private agreement at any price.  Any Note so purchased by the Company shall not be reissued or resold and the Company shall surrender any such Note to the Trustee for cancellation no later than 30 days after the date of such repurchase.

12.

Sinking Funds

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

Covenant Defeasance

Upon the Company’s exercise of its option (if any) to have this Section applied to any Notes or any series of Notes, as the case may be, (1) the Company shall be released from its obligations under Section 8.1(v), Sections 10.5, 10.6. 10.7, 10.9 through 10.20, inclusive, and any covenants provided pursuant to Section 3.1(18), Section 9.1(2) or Section 9.1(6) for the benefit of the Holders of such Notes and (2) the occurrence of any event specified in Section 5.1(2) (with respect to any of Section 8.1(v), and Sections 10.5, 10.6, 10.7, 10.9 through 10.20, inclusive, and any such covenants provided pursuant to Sections 3.1(18), 9.1(2) or 9.1(6)) and Sections 5.1(3), 5.1(4), 5.1(5) and 5.1(8), inclusive, shall be deemed not to be or result in an Event of Default, in each case with respect to such Notes as provided in this Section on and after the date the conditions set forth in Section 13.4 are satisfied (hereinafter called “Covenant Defeasance”).  For this purpose, such Covenant Defeasance means that, with respect to such Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 5.1(2)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Notes shall be unaffected thereby.

Conditions to Defeasance or Covenant Defeasance

The following shall be the conditions to the application of Section 13.2 or Section 13.3 to any Notes or any series of Notes, as the case may be:

▪

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

▪

In the event of an election to have Section 13.2 apply to any Notes or any series of Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this instrument, there has been a change in the applicable Federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

▪

In the event of an election to have Section 13.3 apply to any Notes or any series of Notes, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

▪

The Company shall have delivered to the Trustee an Officer’s Certificate to the effect that neither such Notes nor any other Notes of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

▪

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

▪

Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act).

70

▪

Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

▪

Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

▪

The Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with and no violations under instruments or agreements governing any other outstanding Indebtedness of the Company would result therefrom.

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

……………………………………..

Name:

Title:

LAW DEBENTURE TRUST COMPANY OF NEW YORK, AS TRUSTEE, CO-REGISTRAR, PRINCIPAL PAYING AGENT AND TRANSFER AGENT

By:

……………………………………..

Name:

Title:

Attest:

By:

……………………………………..

Name:

Title:

BANCO SANTANDER RíO S.A., AS REGISTRAR, PAYING AGENT AND TRANSFER AGENT

By:

……………………………………..

Name:

Title:

Attest:

By:

……………………………………..

Name:

Title:

ANNEX A - Form of
Regulation S Certificate

REGULATION S CERTIFICATE

(For transfers pursuant to §3.6(b)(i), (iii) and (v) of the Indenture)

Law Debenture Trust Company of New York, as Trustee
400 Madison Avenue, 4th Floor
New York, New York  10017

Re:  [          ] Notes Due [          ] of Transportadora de Gas del Sur S.A. (the “Notes”)

Reference is made to the Indenture, dated as of May 14, 2007 (the “Indenture”), among Transportadora de Gas del Sur S.A., as Issuer (the “Company”), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent.  Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

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

(C)

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

A-1

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

______________________________________
(Print the name of the Undersigned, as such term is defined in the second paragraph of this certificate.)

[            ]

By: ___________________________

Name:

Title:

(If the Undersigned is a corporation, partnership or fiduciary, the title of the person signing on behalf of the Undersigned must be stated.)

A-2

ANNEX B - Form of Restricted
Notes Certificate

RESTRICTED NOTES CERTIFICATE

(For transfers pursuant to §3.6(b)(ii), (iii), (iv) and (v)
of the Indenture)

Law Debenture Trust Company of New York, as Trustee
400 Madison Avenue, 4th Floor
New York, New York  10017

 Re:  [          ] Notes Due [          ]  of Transportadora de Gas del Sur S.A. (the “Notes”)

Reference is made to the Indenture, dated as of May 14, 2007 (the “Indenture”), among Transportadora de Gas del Sur S.A., as Issuer (the “Company”), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent.  Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

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

(A)

the transfer is occurring after [insert date that is one year after the original issue date of the Notes] and is being effected in accordance with the applicable amount, manner of sale and notice requirements of Rule 144; or

B-1

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

B-2

ANNEX C - Form of Unrestricted
Notes Certificate

UNRESTRICTED NOTES CERTIFICATE

(For removal of Securities Act Legends pursuant to §3.6(c))

Law Debenture Trust Company of New York, as Trustee
400 Madison Avenue, 4th Floor
New York, New York  10017

 Re:  [          ] Notes Due [          ]  of Transportadora de Gas del Sur S.A. (the “Notes”)

Reference is made to the Indenture, dated as of May 14, 2007 (the “Indenture”), among Transportadora de Gas del Sur S.A., as Issuer (the “Company”), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent.  Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

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

The Owner has requested that the Specified Notes be exchanged for Notes bearing no Securities Act Legend pursuant to Section 3.6(c) of the Indenture.  In connection with such exchange, the Owner hereby certifies that the exchange is occurring after May 14, 2009 and the Owner is not, and during the preceding three months has not been, an affiliate of the Company.  The Owner also acknowledges that any future transfers of the Specified Notes must comply with all applicable securities laws of the states of the United States and other jurisdictions.

1

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

2

EXHIBIT 2.13

Officers’ Certificate establishing the terms of TGS’ 7.875% Notes Due 2017

TRANSPORTADORA DE GAS DEL SUR S.A.

Officers’ Certificate

The undersigned officers of Transportadora de Gas del Sur S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Company”), hereby certify pursuant to Section 3.1 of the Indenture (the “Indenture”), dated as of May 14, 2007, by and among the Company, Law Debenture Trust Company of New York, as trustee (the “Trustee”), co-registrar, principal paying agent (the “Principal Paying Agent”) and transfer agent, and Banco Santander Rio S.A., as registrar, paying agent and transfer agent, that there is hereby established a single series of Notes (as that term is defined in the Indenture), the terms of which shall be as follows and as further set forth in the attached form of Note:

7.875% Notes Due 2017

1.

Title.  The designation of the first series of Notes shall be the 7.875% Notes Due 2017 (the “Notes”).

2.

Principal Amount. The aggregate principal amount of the Notes shall be US$500,00,000.

3.

Persons Entitled to Interest. Subject to the provisions of Section 3.8 of the Indenture, interest will be payable to the Person in whose name a Note (or any Note) is registered at the close of business on the Regular Record Date (as defined below) for such interest.

4.

Amortization Schedule. Subject to and in accordance with the provisions of the Indenture and subject to paragraphs 9 and 11 below, the Company shall repay, on each payment date listed in the table below (each, a “Principal Payment Date”), and with respect to each $1,000 in aggregate principal amount of the Notes, the aggregate principal amount of the Notes (each, a “Principal Payment Amount”) set forth opposite each such Principal Payment Date, until the principal amount of the Notes has been paid or duly provided for:

	Principal Payment Date	Principal Payment Amount
1.	May 14, 2014 US$250.00
2.	May 14, 2015 US$250.00
3.	May 14, 2016 US$250.00
4.	May 14, 2017 US$250.00
TOTAL US$1,000.00

The “Regular Record Date” for principal payable with respect to the Series A Notes on a Principal Payment Date shall be the April 29 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date.  The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of the defeasance of the Series A Notes pursuant to paragraph 11 hereto and Section 13.2 of the Indenture.

5.

Interest Rates and Interest Payment Dates.  The Notes shall bear interest at the rate of 7.875% per annum (the “Interest Rate”). The Notes will bear interest on the outstanding unpaid principal amount of the Notes at the Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on May 14 and November 14 of each year (each, an “Interest Payment Date”), commencing November 14, 2007, until the principal amount of the Notes has been paid or duly provided for.  The “Regular Record Date” for interest payable with respect to the Series A Notes on an Interest Payment Date shall be the April 29 and October 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

6.

Default Interest.  The Notes shall bear interest on the amount of principal, premium or interest (including Additional Amounts, if any), as the case may be, that is overdue with respect to the Notes from and including the date on which such amount first becomes overdue at a rate per annum equal to the sum of (i) the Interest Rate, plus (ii) 2.0% (“Default Interest”); provided, however, that Default Interest shall not be payable if the overdue amount became due during the existence of any of the circumstances described in Section 5.1(1) of the Indenture; provided, further, that such Default Interest shall not be payable pursuant to the preceding proviso only for the duration of the relevant cure period specified in Section 5.1(1) of the Indenture.  Such Default Interest on overdue amounts with respect to the Notes shall be payable by the Company on demand and will accrue until the date any such overdue amount, including Default Interest thereon, is paid in full.

7.

Place of Payment.  The principal of, and any premium and interest on, the Notes shall be payable at the offices or agencies of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, United States and in Buenos Aires, Argentina.

8.

Optional Redemption Price.  (a) Subject to and in accordance with the provisions of Sections 11.8 of the Indenture, the Notes may be redeemed by the Company in whole, but not in part, at the Company’s option at any time at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest (including any Additional Amounts) on the principal amount of the Notes to be redeemed, if any, and any other amounts due to the Redemption Date.

(b)  Subject to and in accordance with the provisions of Section 3.1 and Article 11 of the Indenture, the Notes may be redeemed by the Company in whole, but not in part, at the Company’s option at any time on or after the fifth anniversary of the Initial Issue Date at a Redemption Price equal to the Outstanding principal amount of the Notes multiplied by the applicable percentage set forth in the table below, together with accrued and unpaid interest on the Outstanding principal amount of the Notes, if any, and any Additional Amounts due to the Redemption Date.

Period Beginning	Applicable Percentage
On the 5th anniversary of the Initial Issue Date 103.938%
On the 6th anniversary of the Initial Issue Date 101.969%
On the 7th anniversary of the Initial Issue Date 100.984%
On the 8th anniversary of the Initial Issue Date 100%

9.

Purchase Upon Change of Control.  Each Holder of Notes will be entitled to require the Company to purchase all or a portion of such Holder's Notes upon the occurrence of a Change of Control Event as provided in, and in accordance with, Section 11.9 of the Indenture.

10.

Sinking Fund.  The Company shall not be obligated to redeem or purchase the Notes pursuant to any sinking fund or analogous provisions.

11.

Defeasance.  The Notes shall be defeasible as provided in, and in accordance with, Sections 13.2 and 13.3 of the Indenture.

12.

Form of Notes. The Notes may be issued in whole or in part in the form of one or more Global Notes (and may be exchanged for certificated Notes only as described in the Indenture).  The initial Depositary for any such Global Notes shall be The Depository Trust Company.  The form of the Regulation S Global Note for the Notes is attached hereto as Exhibit A-1, the form of the Restricted Global Note for the Notes is attached hereto as Exhibit A-2.

13.

Securities Act Legends.  Section 3.6(c)(iv) of the Indenture shall not apply to the Notes.

14.

Definitions.  Unless the context shall otherwise require, or unless otherwise defined herein or in Annex A hereto, capitalized terms used herein shall have the respective meanings specified in the Indenture.

IN WITNESS WHEREOF, the undersigned have signed this certificate.

Dated: May 14, 2007

TRANSPORTADORA DE GAS DEL SUR S.A
By: __________________________ Name: Title:
By: ____________________________ Name: Title:

EXHIBIT 4.3

LPG supply agreement between TGS and PIFCO

PETROBRAS INTERNATIONAL FINANCE COMPANY AND TRANSPORTADORA DE GAS DEL SUR LPG TERM CONTRACT.

1)BUYER:

PETROBRAS INTERNATIONAL FINANCE COMPANY (PIFCO)

4TH FLOOR HARBOUR PLACE, 103 SOUTH CHURCH STREET

GEORGETOWN - GRAND CAYMAN - CAYMAN ISLANDS - P.O. BOX 1034GT - BWI

ALL DOCUMENTATION MUST BE SENT TO THE FOLLOWING ADDRESS :

PETRÓLEO BRASILEIRO  S.A.

AB-LO/TM/ATM

AV. CHILE, 65 SALA 1902

RIO DE JANEIRO - BRASIL

CEP: 20.031-912

ATT : FRANCISCO ABREU

2)SELLER:

TRANSPORTADORA DE GAS DEL SUR – TGS

DON BOSCO 3672 – PISO 5 – BUENOS AIRES – ARGENTINA

3) PERIOD:

FROM SEPTEMBER 1 ST, 2006 THROUGH  AUGUST 31 ST, 2009.

NOT LATER THAN MARCH 31 st, 2009, BUYER AND SELLERS WILL DISCUSS THE CONTRACT RENEWAL, AND, IF PARTIES DO NOT COME TO AN AGREEMENT, THEN PIFCO WILL HAVE TO LIFT ALL MONTHLY VOLUME THAT SELLERS MAY HAVE AVAILABLE FOR EXPORT BY SHIP EX BAHIA BLANCA UNTIL DECEMBER, 31st, 2009, AT THE PRICE AND DISCOUNT CONDITIONS OF THE PRODUCT LOADED DURING AUGUST 2009.

4) PRODUCT:

COMMERCIAL PROPANE, COMMERCIAL BUTANE OR LPG MIX HAVING APPROXIMATELY MINIMUM 30% PROPANE, UNLESS OTHERWISE AGREED.

5) QUANTITY:

TOTAL ANNUAL LPG QUANTITY SHALL BE APPROXIMATELY 220.000 MT OF LPG BEING 110.000 MT OF PROPANE MINIMUM.

ANNUAL PRODUCTION PERIOD SCHEDULE SHALL BE AS FOLLOWS:

YEAR 1 => 01  SEPTEMBER 2006 TO 31 AUGUST 2007

YEAR 2 => 01  SEPTEMBER 2007 TO 31 AUGUST 2008

YEAR 3 => 01  SEPTEMBER 2008 TO 31 AUGUST 2009

IN CASE TOTAL ANNUAL QUANTITY IS GREATER THAN 220.000 MT OF LPG THEN PROPANE QUANTITY SHALL ALSO INCREASE IN SAME PROPORTION SO THAT FINAL ANNUAL PROPANE CONTENT IS EQUAL OR GREATER THAN 50% OF TOTAL ANNUAL QUANTITY.

ANY ADDITIONAL AVAILABILITY THAT SELLERS MAY HAVE FOR EXPORT EX-BAHIA BLANCA BY SHIP FROM SEPTEMBER 1ST, 2006 UNTIL THE END OF THIS CONTRACT EXCEEDING THE CONTRACTUAL QUANTITIES  MUST BE OFFERED TO BUYER.  BUYER WILL BUY OFFERED QUANTITY UNDER THE TERMS OF THIS CONTRACT UP TO A LIMIT OF  270.000 MT PER YEAR.  BEYOND THAT LIMIT, BUYER WILL HAVE THE RIGHT OF FIRST REFUSAL TO BUY THAT PRODUCT UNDER THE TERMS OF THIS CONTRACT. THE OPTION MUST BE EXERCISED WITHIN TEN (10) DAYS AFTER BUYER RECEIVES NOTICE FROM SELLER OF THE AVAILABILITY OF SUCH QUANTITIES. IF BUYER CHOOSES NO TO PURCHASE SUCH ADDITIONAL QUANTITIES THEN THE SELLERS MAY SELL SUCH PRODUCTS.

SELLERS MAY SELL A MAXIMUM OF 10.000 MT OF PROPANE OR BUTANE PER CONTRACTUAL YEAR TO A THIRD PARTY, UNLESS OTHERWISE AGREED IN WRITING BETWEEN BUYER AND SELLER, SUBJECT TO BUYER APPROVAL. ANY EXCEEDING PROPANE CANNOT BE SOLD IN MAY, JUNE, JULY OR AUGUST, EXCEPT TO BUYER.

IF BUYER OR ANY OF ITS AFFILIATED COMPANIES PARTICIPATES IN ANY PROJECT WHICH AFFECTS, DIRECTLY OR INDIRECTLY, THE QUALITY OF THE GAS INJECTED IN TGS’S TRANSPORTATION SYSTEM THEN TGS WILL HAVE THE RIGHT TO REDUCE, BASED ON FORMAL DOCUMENTS, THE QUANTITY OF THIS CONTRACT ACCORDING TO THE EFFECTS OF SUCH PROJECTS ON TGS PROCESSING PLANTS LPG OUTPUT QUANTITIES.

AFFILIATE” MEANS, WITH RESPECT TO ANY PERSON, ANY OTHER PERSON THAT (A) OWNS OR CONTROLS THE FIRST PERSON, (B) IS OWNED OR CONTROLLED BY THE FIRST PERSON, OR (C) IS UNDER COMMON OWNERSHIP OR CONTROL WITH THE FIRST PERSON, WHERE “OWN” MEANS OWNERSHIP OF 50% OR MORE OF THE EQUITY INTERESTS OR RIGHTS TO DISTRIBUTIONS ON ACCOUNT OF EQUITY OF THE PERSON AND “CONTROL” MEANS THE POWER TO DIRECT THE MANAGEMENT OR POLICIES OF THE PERSON, WHETHER THROUGH THE OWNERSHIP OF VOTING SECURITIES, BY CONTRACT, OR OTHERWISE.

6) NOMINATION:

SELLER SHALL INFORM THE AVAILABILITY OF LPG FOR LIFTING FOR EACH PERIOD OF THE CONTRACT INDICATING A LIFTING PROGRAM FOR EACH MONTH AT LEAST 20 DAYS BEFORE THE BEGINNING OF THE PERIOD.

BUYER SHALL SEND THE LOADING PROGRAM, INCLUDING CARGO SIZE AND VESSEL'S NAME INDICATING A 5 DAY RANGE FOR EACH LIFTING, FOR EACH MONTH, NO LATER THAN THE FIFTEENTH DAY OF THE PREVIOUS MONTH, WHICH INCLUDES A MINIMUM QUANTITY TO BE LIFTED BY BUYER AS INDICATED BY SELLERS ACCORDING TO THE PRECEDING PARAGRAPH.

SELLER SHALL CONFIRM THE ACCEPTANCE OF SUCH PROGRAM AND SHALL INFORM PRODUCT COMPOSITION WITHIN THE NEXT FOLLOWING 5 DAYS OR SUBMIT ALTERNATIVE RANGES TO THE CONSIDERATION OF BUYER.

THE FINAL AGREED PROGRAM FOR EACH MONTH SHALL BE BINDING FOR BOTH PARTIES. IN CASE AN AGREED PROGRAM CAN NOT BE REACHED BY THE TWENTY-FIFTH DAY OF THE PREVIOUS MONTH, THE SELLER’S ALTERNATIVE PROGRAM WILL BE BINDING FOR BOTH PARTIES.

LATEST 5 DAYS BEFORE THE FIRST DAY OF THE FINAL 5 DAYS RANGE BUYER SHALL CONFIRM A 3 DAYS LAYCAN WITHIN SAID RANGE.

WITHOUT WITHSTANDING ANY OTHER PROVISIONS CONTAINED HEREWITH, PARTIES SHALL MUTUALLY AGREE ACCEPTABLE CHANGES TO LOADING RANGES (LAYCAN) IN ORDER TO REACH, WHENEVER POSSIBLE, THE OPTIMUM LOADING PROGRAM FOR SELLERS AND BUYER.

7 - QUALITY: TO MEET GPA 2140/97 PLUS FOLLOWING AMENDED SPECS.

PRODUCT DESIGNATION		COMMERCIAL PROPANE	COMMERCIAL BUTANE	COMMERCIAL PROPANE-BUTANE MIXTURES
	METHODS	Predominantly propane and/or propylene	Predominantly butane and/or butylenes	Predominantly mixtures of butanes and/or butylenes with propane and/or propylene
Moisture Content	GPA propane Dryness Test or D-2713-86 or Capacitive Hygrometer ( Aluminum oxide sensor probe )	pass	-	-
VOLATILE RESIDUE: Evaporated temperature, 95% at 760 mmHg,°C, max	ASTM D1837	-38.0	2.0	2.0
RESIDUAL MATTER: Residue on evaporation 100mL, max mL Oil stain observation (1)	ASTM D2158	0.05 PASS	0.05 PASS	0.05 PASS

(1) AN ACCEPTABLE PRODUCT SHALL NOT YIELD A PERSISTENT OIL RING WHEN 0.3 ML OF SOLVENT RESIDUE MIXTURE IS ADDED TO A FILTER PAPER, IN 0.1 ML INCREMENTS AND EXAMINED IN DAYLIGHT AFTER 2 MIN AS DESCRIBED IN TEST METHOD ASTM D2158.

IN CASE GPA 2140/97 CHANGES DURING THE DURATION OF THIS CONTRACT, THEN PARTIES SHALL MEET AND MUTUALLY AGREE TO UPDATE QUALITY TESTS OF PRODUCT TO BE DELIVERED IN THIS CONTRACT AND UPDATE THIS CLAUSE ACCORDINGLY.  OTHERWISE PARTIES SHALL MAKE THEIR BEST EFFORTS TO AGREE ALTERNATIVE MUTUALLY ACCEPTABLE STANDARDS REGARDING THIS CLAUSE.

8) DELIVERY:

8.1 - FOB BASIS PUERTO GALVAN (ARGENTINA)

9) PRICE:

9.1) PRICE FOB BASIS PUERTO GALVAN SHALL BE CALCULATED AS FOLLOWS:

9.1.1) BUTANE PRICE:

THE BUTANE PRICE SHALL BE EQUAL TO THE AVERAGE OF THE MEAN OF THE HIGH AND THE LOW MONT BELVIEU QUOTATIONS FOR NORMAL BUTANE NON TET AS PUBLISHED BY PLATT'S PETROCHEMICAL ALERT ON THE DAYS OF THE THREE IMMEDIATELY VALID QUOTATIONS PRECEDING 2 DAYS BEFORE B/L DATE (NOT INCLUDED) CONVERTED TO US DOLLARS PER TON USING 452.6 US GALLONS PER METRIC TON MINUS A DISCOUNT DC4, IN USD/MT, CALCULATED AS FOLLOWS:

9.1.1.1) IF MB(C4), THE MEAN OF MONT BELVIEU QUOTATIONS FOR NORMAL BUTANE AS OBTAINED ABOVE,  IS EQUAL TO OR LESS THAN US$350.00 PER METRIC TON THEN

DC4 = 50.00 (USD/MT)

9.1.1.2) IF MB(C4), THE MEAN OF MONT BELVIEU QUOTATIONS FOR NORMAL BUTANE AS OBTAINED ABOVE,  IS GREATER THAN US$350.00 PER METRIC TON THEN

DC4 = 0.20*MB(C4) – 20 (USD/MT)

IF TGS IS ABLE TO GUARANTEE A NEW SPECIFICATION OF BUTANE IN WAY THAT PROPANE CONTENT IN THE CONTAINED ISOBUTANE MAY NOT BE GREATER THAN 3.0%, SO THE BUTANE DISCOUNTS WILL BE AS FOLLOWS:

IF MB(C4), THE MEAN OF MONT BELVIEU QUOTATIONS FOR NORMAL BUTANE AS OBTAINED ABOVE,  IS EQUAL TO OR LESS THAN US$350.00 PER METRIC TON THEN

DC4 = 48.00 (USD/MT)

IF MB(C4), THE MEAN OF MONT BELVIEU QUOTATIONS FOR NORMAL BUTANE AS OBTAINED ABOVE,  IS GREATER THAN US$350.00 PER METRIC TON THEN

DC4 = 0.20*MB(C4) – 22 (USD/MT)

9.1.2) PROPANE PRICE:

THE PROPANE PRICE SHALL BE EQUAL TO THE AVERAGE OF THE MEAN OF THE HIGH AND THE LOW MONT BELVIEU QUOTATIONS FOR PROPANE NON TET AS PUBLISHED BY PLATT'S PETROCHEMICAL ALERT ON THE DAYS OF THE THREE IMMEDIATELY VALID QUOTATIONS PRECEDING 2 DAYS BEFORE B/L DATE (NOT INCLUDED) CONVERTED TO US DOLLARS PER TON USING 522 US GALLONS PER TON MINUS A DISCOUNT DC3, IN USD/MT, CALCULATED AS FOLLOWS:

9.1.2.1) DURING THE PERIOD FROM JANUARY 1ST TO APRIL30TH AND FROM SEPTEMBER 1ST TO DECEMBER 31ST :

9.1.2.1.A) IF MB(C3), THE MEAN OF MONT BELVIEU QUOTATIONS FOR PROPANE AS OBTAINED ABOVE,  IS EQUAL TO OR LESS THAN US$350.00 PER METRIC TON THEN

DC3 = 50.00 (USD/MT)

9.1.2.1.B) IF MB(C3), THE MEAN OF MONT BELVIEU QUOTATIONS FOR PROPANE AS OBTAINED ABOVE,  IS GREATER THAN US$350.00 PER METRIC TON THEN

DC3 = 0.20*MB (C3) – 20 (USD/MT)

9.1.2.2) DURING THE PERIOD FROM MAY 1ST TO AUGUST 31ST:

9.1.2.2.A) IF MB(C3), THE MEAN OF MONT BELVIEU QUOTATIONS FOR PROPANE AS OBTAINED ABOVE,  IS EQUAL TO OR LESS THAN US$350.00 PER METRIC TON THEN

DC3 = 35.00 (USD/MT)

9.1.2.2.B) IF MB(C3), THE MEAN OF MONT BELVIEU QUOTATIONS FOR PROPANE AS OBTAINED ABOVE,  IS GREATER THAN US$350.00 PER METRIC TON THEN

DC3 = 0.14*MB(C3) – 14.00 (USD/MT)

9.2 - VALID QUOTATIONS ARE THOSE EFFECTIVE ON THE DAYS WHICH PLATT' S PETROCHEMICAL ALERT PUBLISHES THEM.

9.3 - FOR LPG MIX PRICING PURPOSES PROPANE AND LIGHTER COMPONENTS SHALL CONSTITUTE THE PROPANE PRODUCT AND BUTANE AND HEAVIER COMPONENTS SHALL BE NORMAL BUTANE PRODUCT.

9.4 - INVOICING TO BE BASED ON BILL OF LADING FIGURES AS STATED BY INDEPENDENT INSPECTOR BASED ON SHORE TANKS FIGURES, UNLESS OTHERWISE AGREED AS PER POINT 11.1.

9.5 - ALL CALCULATIONS SHALL BE MADE WITH MAXIMUM FOUR (4) DECIMALS.

THE FINAL PRICE SHALL BE ROUNDED TO TWO DECIMAL PLACES AS FOLLOWS:

- IF THE THIRD DECIMAL PLACE IS EQUAL TO FOUR (4) OR ANY NUMBER LOWER THAN FOUR (4) THE SUCH THIRD AND MORE DECIMALS SHALL BE IGNORED.

- IF THE THIRD DECIMAL PLACE IS EQUAL TO FIVE (5) OR ANY NUMBER HIGHER THAN FIVE (5), THEN ONE DIGIT SHALL BE ADDED TO THE SECOND DECIMAL POINT AND THE REST SHALL BE IGNORED.

10) PAYMENT:

10.1- SHALL BE MADE IN US DOLLAR BY TELEGRAPHIC TRANSFER WITHIN 30 DAYS AFTER B/L DATE (B/L DATE EXCLUDED) TO SELLERS DESIGNATED BANK ACCOUNT AGAINST PRESENTATION OF FOLLOWING DOCUMENTS:

A) SIGNED ORIGINAL COMMERCIAL INVOICE

B) 3/3 ORIGINAL BILLS OF LADING ISSUED OR ENDORSED TO THE ORDER OF BUYER.

C) CERTIFICATE OF ORIGIN.

D) CERTIFICATES OF QUALITY AND QUANTITY ISSUED BY INDEPENDENT INSPECTORS AT LOADING PORT.

IF DOCUMENTS FROM B TO D ARE NOT AVAILABLE ON THE DUE DATE, BUYER AGREES TO PAY SELLERS UPON PRESENTATION OF SIGNED ORIGINAL COMMERCIAL INVOICE AND SELLERS LETTER OF INDEMNITY IN A FORMAT ACCEPTABLE TO BUYER.

SELLERS TO DO THEIR BEST EFFORTS TO PRESENT DOCUMENTS FROM A TO C TO BUYER BY AIR COURIER WITHIN 5 (FIVE) WORKING DAYS AFTER COMPLETION OF LOADING OPERATIONS.

IN CASE THE CARGO DESTINATION IS BRAZIL, THE ORIGINAL DOCUMENTS FOR THE CARGO HAVE TO BE PRESENTED WITHIN 40 (FORTY) DAYS FROM THE B/L DATE AS PER BRAZILIAN PORT AUTHORITIES REQUEST. IN CASE SELLERS DO NOT COMPLY WITH DEADLINE, BUYER RESERVES THE RIGHT TO CLAIM AGAINST SELLERS USING LEGAL PROCEDURES FOR ANY LOSSES/PENALTIES THAT MAY BE INCURRED RESULTING FOR NON PRESENTATION OF THE ORIGINAL DOCUMENTS WITHIN THIS TIME AND CHARGED TO BUYER BY THE BRAZILIAN AUTHORITIES.

SELLERS SHALL INSTRUCT THE INSPECTORS TO TELEFAX DOCUMENTS IN ITEM D TO BUYER WITHIN 3 WORKING DAYS AFTER COMPLETION OF LOADING OPERATION AND ORIGINAL SHALL FOLLOW.

IN CASE THE CARGO DESTINATION IS A COUNTRY OF MERCOSUL, SELLERS MUST PRESENT ALL NECESSARY DOCUMENTS TO ISSUE THE CERTIFICATE OF ORIGIN IN MERCOSUL FORMAT TO THE ARGENTINE AUTHORITIES, WITHIN 8 (EIGHT) DAYS FROM B/L DATE.  IN CASE SELLERS DON'T HAVE THE NECESSARY DOCUMENTS TO ACCOMPLISH THE ISSUING DOCUMENT AS PER ITEM C, SELLERS MUST RESERVE A NUMBER WITH THE ARGENTINEAN AUTHORITIES WITHIN 10 (TEN) ARGENTINEAN WORKING DAYS FROM B/L DATE AND DELIVER THE DOCUMENTS IN DUE TIME IN SUCH WAY THAT THE AUTHORITIES ARE ABLE TO ISSUE SUCH CERTIFICATE ACCORDING TO MERCOSUL LEGISLATION PROVIDED THAT CONDITIONS TO CALCULATE THE FINAL PRICES ARE AVAILABLE WITHIN SUCH DEADLINE.

IF THE ABOVE IS ACCOMPLISHED, SELLERS SHALL NOT BE RESPONSIBLE IF ARGENTINE AUTHORITIES FAIL TO ISSUE THE ORIGIN CERTIFICATE FOLLOWING MERCOSUL'S REGULATIONS.

10.2 - IF PAYMENT DUE DATE FALLS ON SATURDAY OR BANK HOLIDAY OTHER THAN A MONDAY, THEN PAYMENT SHALL BE MADE ON THE IMMEDIATELY PRECEDING BUSINESS DAY. IF PAYMENT DUE DATE FALLS ON A SUNDAY OR A MONDAY DAY BANK HOLIDAY, THEN PAYMENT SHALL BE MADE ON THE IMMEDIATELY FOLLOWING BUSINESS DAY.

10.3 – IF AN INVOICE IS NOT PAID WHEN DUE, IT SHALL ACCRUE INTEREST FROM THAT DATE UNTIL PAYMENT IN FULL AT A RATE PER ANNUM EQUIVALENT TO LIBOR PLUS THREE (3) PER CENT PER ANNUM U.S. DOLLAR ONE (1) MONTH AS POSTED AT NATWEST BANK 11:00H LONDON ON THE BILL OF LADING DATE, AND SUCH INTEREST SHALL BE PAYABLE ON DEMAND.  ALL INTEREST SHALL BE CALCULATED ON THE BASIS OF 360 DAYS AND ACTUAL DAYS ELAPSED.

10.4 – IN NO WAY SHALL ITEM 10.3 ABOVE CONSTITUTE AN AGREEMENT OF SELLERS THAT BUYER IS ALLOWED THE OPTION FOR LATE PAYMENT.  BUYER REMAINS RESPONSIBLE FOR PAYMENT ON DUE DATE.

11) INSPECTION:

11.1 - QUANTITY AND QUALITY TO BE ASCERTAINED AT LOADING PORT BY INDEPENDENT INSPECTOR TO BE APPOINTED BY BUYER AND ACCEPTED BY SELLERS BASED ON SELLERS SHORE TANKS.

11.2 - INSPECTORS FINDINGS TO BE FINAL AND BINDING FOR BOTH PARTIES. COSTS TO BE SHARED FIFTY/FIFTY BETWEEN BUYER AND SELLERS. BILL OF LADING FIGURES TO BE APPLIED FOR INVOICE PURPOSES.

12) LAYTIME:

12.1 - ALLOWED LAYTIME SHALL COMMENCE EITHER WHEN SIX (6) HOURS HAVE ELAPSED SINCE THE TENDER OF NOTICE OF READINESS IS TENDERED (NOR), OR WHEN VESSEL IS ALL FAST WHICHEVER OCCURS FIRST.

12.2 - NOR SHALL BE TENDERED AT ANY TIME SHINC AFTER THE VESSEL HAS ARRIVED AT A CUSTOMARY ANCHORAGE OR WAITING PLACE OF THE PORT OF LOADING, BERTH AVAILABLE OR NOT.

IF NOR IS TENDERED PRIOR TO THE FIRST DAY OF THE AGREED DELIVERY PERIOD, LAYTIME SHALL NOT START UNTIL 0600 HOURS ON THE FIRST DAY OF THAT PERIOD.

IF NOR IS TENDERED AFTER THE LAST DAY OF THE AGREED DELIVERY PERIOD THEN, LAYTIME SHALL NOT COMMENCE UNTIL THE VESSEL STARTS LOADING.

12.3 - IN ALL CASES, LAYTIME SHALL CEASE ON DISCONNECTION OF CARGO HOSES AFTER LOADING IS COMPLETED.

12.4 - SELLER SHALL BE ALLOWED A LAYTIME OF FORTY EIGHT (48) RUNNING HOURS SHINC TO COMPLETE LOADING OF THE VESSEL, PRORATED FOR A PART CARGO.

12.5 - SELLER SHALL BE ALLOWED ADDITIONAL LAYTIME OF TWENTY-FOUR (24) RUNNING HOURS SHINC IN ADDITION TO LAYTIME DEFINED IN ITEM 12.4 TO PERFORM LOADING OF VESSELS GUARA, GUARUJá AND GUAPORE.  SUCH ADDITIONAL LAYTIME WILL BE GRANTED TO VESSELS GUARA, GUARUJá AND GUAPORE BECAUSE OF VESSEL´S PRESSURE AND TEMPERATURE DESIGN LIMITATIONS.

13) DEMURRAGE:

13.1 -

SELLER SHALL PAY DEMURRAGE AT THE DAILY RATE OF:

(I)

FOR NOMINATED CARGOES UP TO 3,700. MT (THREE THOUSAND AND SEVEN HUNDRED METRIC TONS): DAILY RATE SHALL BE US$ 15,000. (U.S. DOLLARS FIFTEEN THOUSAND, NO CENTS) PDPR.

(II)

FOR NOMINATED CARGOES OF MORE THAN 3,700 MT (THREE THOUSAND AND SEVEN HUNDRED METRIC TONS) AND UP TO 4,700 (FOUR THOUSAND SEVEN HUNDRED METRIC TONS): DAILY RATE SHALL BE US$ 20,000. (U.S. DOLLARS TWENTY THOUSAND, NO CENTS) PDPR.

(III)

FOR CARGOES OF MORE THAN 4,700 MT (FOUR THOUSAND SEVEN HUNDRED METRIC TONS) AND UP TO 12,000 MT (TWELVE THOUSAND METRIC TONS): DAILY RATE SHALL BE US$ 25,000. (U.S. DOLLARS TWENTY FIVE THOUSAND, NO CENTS) PDPR.

(IV)

FOR NOMINATED CARGOES OF MORE THAN 12,000 MT (TWELVE THOUSAND METRIC TONS) AND UP TO 21,000 MT (TWENTY ONE THOUSAND METRIC TONS): DAILY RATE  SHALL BE US$ 30,000. (U.S. DOLLARS THIRTY THOUSAND, NO CENTS) PDPR.

(V)

FOR NOMINATED CARGOES OF MORE THAN 21,000 MT (TWENTY ONE THOUSAND METRIC TONS): DAILY RATE SHALL BE US$ 40,000. (U.S. DOLLARS FORTY THOUSAND, NO CENTS) PDPR.

WHERE PDPR MEANS PER DAY PRO RATA.

SUCH RATE SHALL BE APPLIED FOR ALL TIME USED EXCEEDING ALLOWED LAYTIME AS ESTABLISHED IN CLAUSE 12. SELLERS SHALL PAY DEMURRAGE IN U.S. DOLLARS IMMEDIATELY AGAINST RECEIPT OF DEBIT OF NOTE AND DOCUMENTED CLAIM.

13.2 - ANY OF THE FOLLOWING DOCUMENTS SHALL SUFFICE FOR THE PURPOSE OF TIME CALCULATIONS RELATED TO DEMURRAGE: STATEMENT OF FACTS OR SHIPS OR INSPECTIONS, TIME –SHEET (IN CASE THEY DISAGREE, ONE WILL PREVAIL UPON THE OTHER ON THIS SAME SEQUENCE). VESSELS CHARTER PARTY OF FIXTURE RECAP MAY BE REQUESTED ONLY WHEN THE CONDITIONS SPECIFIED HEREUNDER OR IN THE PARTICULAR TERMS OF THIS CONTRACT SO DEMAND; INVOICES FROM SHIPS OWNER ARE PRIVATE AND CONFIDENTIAL AND BUYER HAS THE RIGHT NOT TO PRESENT IT IF SO REQUESTED.

13.3 - BAD WEATHER AND/OR EBB OF FLOOD TIDE CAUSING INTERRUPTION OF DISCHARGE OR IMPOSSIBILITY FOR VESSEL TO UNLOAD HER CARGO NORMALLY, BEING AN OCCURRENCE BEYOND SELLERS/BUYER  CONTROL,

SHALL HAVE ITS DURATION EQUALLY SHARED BETWEEN PARTIES FOR DEDUCTION FROM LAYTIME. SUCH OCCURENCES MUST BE DOCUMENTARY SUPPORTED.

14) TITLE AND RISK:

TITLE AND RISK WILL PASS FROM SELLERS TO BUYER AT SHIPS RAIL AT LOADING PORT.

15) OPERATIONAL SERVICES

BUYER AND SELLLERS SHALL MUTUALLY AGREE, IF NECESSARY, THE PRESSURIZATION OR REFRIGERATION SERVICE OF ANY CARGO TO BE LIFTED.

16) INSURANCE:

FOR BUYERS CARE AND ACCOUNT AS PER FOB INCOTERMS 2000 DELIVERIES.

17) DOCUMENTARY INSTRUCTIONS:

BUYER SHALL INFORM SELLERS FULL DOCUMENTARY INSTRUCTIONS FOR EACH CARGO IN DUE TIME.

18) HARDSHIP:

18.1 - SELLERS AND BUYER ACKNOWLEDGE AND CONSENT THAT THIS AGREEMENT DOES CONSTITUTE A FAIR AND EQUITABLE AGREEMENT.

18.2 - IN THE EVENT THAT, DURING THE TERM OF THIS AGREEMENT AND DUE TO CIRCUMSTANCES WHICH COULD NOT REASONABLY BE FORESEEN AS OF THE DATE WHEN THIS AGREEMENT WAS ENTERED INTO, THE GENERAL SITUATION IN THE LPG MARKET WAS SUBSTANTIALLY CHANGED SO THAT EITHER PARTY SUFFERS SEVERE AND UNFORESEEABLE HARDSHIP FOR A PERIOD OF TIME NOT SHORTER THAN SIX(6) MONTHS, THE PARTY WHICH IS SUFFERING THE ABOVE MENTIONED SEVERE AND UNFORESEEABLE HARDSHIP SHALL GIVE, TO THE OTHER PARTY, WRITTEN NOTICE THEREOF, WHICH WILL SPECIFY (I) THE DATE AND NATURE OF THE EVENT OR EVENTS WHICH CAUSED THE CHANGE ALLEGED BY IT (II) AN EVALUATION OF THE HARDSHIP THAT HAS BEEN SUFFERED AND (III) THE PROPOSAL MADE BY THE PARTY TO REMEDY THAT HARDSHIP.

IF THE OTHER PARTY DOES NOT CONSIDER THAT ALL OF THE CONDITIONS SET FORTH HEREINABOVE ARE MET, THE DISPUTE WILL BE SUBMITTED TO CLAUSE 21. ON THE CONTRARY, IF THE OTHER PARTY AGREES THAT ALL OF SUCH CONDITIONS ARE MET, THE PROVISIONS SET FORTH IN 18.3 WILL APPLY.

18.3 - DURING A PERIOD OF FORTY FIVE (45) DAYS - BEGINNING ON THE DATE THE WRITTEN NOTICE REFERRED TO IN 18.2 HAS BEEN RECEIVED THE PARTIES

SHALL NEGOTIATE IN GOOD FAITH, TRYING TO AGREE SUCH ADJUSTMENT AS WOULD APPEAR TO BE NECESSARY AND SUCH REVISIONS AS WOULD BE JUSTIFIED BY THE CIRCUMSTANCES WHICH COULD NOT REASONABLY BE FORESEEN AS OF THE DATE ON WHICH THIS AGREEMENT WAS ENTERED INTO - REFERRED TO IN 18.2 - IN ORDER TO RESTORE THE EQUITABLE CHARACTER OF THIS AGREEMENT.

IN THE CASE NO AGREEMENT COULD BE REACHED BY AND AMONG THE PARTIES DURING THE ABOVE MENTIONED FORTY FIVE (45) DAY PERIOD, THE FOLLOWING PROVISIONS WILL APPLY:

(A) DURING A PERIOD OF FIFTEEN (15) DAYS - BEGINNING ON THE IMMEDIATELY POSTERIOR DAY TO THAT ONE ON WHICH THE AFOREMENTIONED FORTY FIVE (45) DAY PERIOD HAS EXPIRED - THE PARTIES SHALL HOLD GOOD FAITH NEGOTIATIONS IN ORDER TO AGREE (I) THE DATE ON WHICH THIS AGREEMENT WILL TERMINATE; (II) THE QUANTITIES OF LPG TO BE DELIVERED UNTIL TERMINATION DATE AND A CORRESPONDING DELIVERY PROGRAMME FOR THE QUANTITIES TO BE DELIVERED UNTIL TERMINATION DATE; AND (III) THE PRICE TO BE PAID FOR THE QUANTITIES OF LPG REFERRED TO IN (II).

(B) IN THE CASE NO AGREEMENT COULD BE REACHED BY AND AMONG THE PARTIES DURING THE FIFTEEN (15) DAY PERIOD REFERRED TO IN (A): (I) THIS AGREEMENT WILL TERMINATE ON THE EXPIRATION OF A NINETY (90) DAYS PERIOD, WHICH WILL BEGIN ON THE IMMEDIATELY POSTERIOR DAY TO THAT ONE ON WHICH THE AFOREMENTIONED FIFTEEN (15) DAY PERIOD HAS EXPIRED.

18.4 - THE TERMINATION OF THIS AGREEMENT WILL NOT RENDER ANY PARTY LIABLE TO THE OTHER BY REASON OF SUCH TERMINATION, BUT IT WILL NOT PREJUDICE ANY RIGHT OF EITHER PARTY ACCRUED BEFORE SUCH TERMINATION PURSUANT CLAUSE 18.3.

18.5 - DURING THE SIX (6) MONTH PERIOD REFERRED TO IN 18.2 ALL OF THE TERMS AND CONDITIONS OF THIS AGREEMENT WILL REMAIN UNCHANGED AND BE IN FULL FORCE AND EFFECT.

BY THE SAME TOKEN, DURING THE FORTY FIVE (45) DAY AND, IN ITS CASE, THE FIFTEEN (15) DAY PERIOD - REFERRED TO IN 18.3-, AND THE NINETY (90) DAY PERIOD REFERRED TO IN 18.3-, ALL OF THE TERMS AND CONDITIONS OF THIS AGREEMENT WILL REMAIN UNCHANGED AND BE IN FULL FORCE AND EFFECT, UNLESS THE PARTIES AGREE OTHERWISE.

19) FORCE MAJEURE:

SELLER SHALL NOT BE OBLIGATED TO DELIVER OR BUYER OBLIGATED TO RECEIVE PRODUCT HEREUNDER WHEN, WHILE AND TO THE EXTENT THAT SELLER IS PREVENTED FROM DELIVERING THE PRODUCT OR BUYER IS PREVENTED FROM RECEIVING THE PRODUCT DUE TO ACTS OF GOD, FIRES,

ACCIDENTS, STRIKES OR OTHER LABOR DISTURBANCES, WAR, DECLARED OR UNDECLARED EMBARGOES, PERILS OF THE SEA, ACTS OF CIVIL OR MILITARY AUTHORITIES, DISRUPTION OF SELLERS SUPPLIES OR ANY OTHER CAUSES BEYOND THE CONTROL OF THE PARTY UNABLE TO PERFORM WHETHER OR NOT SIMILAR TO THE CAUSES HEREIN SPECIFIED. IN ANY SUCH EVENT PREVENTING PERFORMANCE, SAME SHALL BE DELAYED FOR A PERIOD NOT TO EXCEED 30 DAYS OR AT OPTION OF PARTY UNABLE TO PERFORM SHALL BE EXCUSED PROVIDED THAT ANY LIABILITY FOR PAYMENT THEREFORE EXISTING UNDER NO CIRCUMSTANCES BE EXTINGUISHED BUT SHALL, ON THE CONTRARY, REMAIN IN FULL FORCE AND EFFECT.

20) CLAIMS:

CLAIMS, IF ANY, MUST BE SUBSTANTIATED WITHIN 90 DAYS FROM COMPLETION OF LOADING DATE. BEYOND THAT PERIOD NO CLAIMS WILL BE CONSIDERED.

21) LAW AND JURISDICTION:

THE VALIDITY AND INTERPRETATION OF THIS CONTRACT SHALL BE GOVERNED BY ENGLISH LAW. ANY DISPUTE HEREUNDER SHALL BE SETTLED UNDER THE ARBITRATION RULES OF THE LONDON COURT OF INTERNATIONAL ARITRATION. EACH ONE OF THE PARTIES SHALL INDICATE ONE ARBITRATOR AND THE TWO ARBITRATORS SO DESIGNATED SHALL INDICATE A THIRD ONE TO ACT AS CHAIRMAN OF THE ARBITRATION PANEL. IN CASE OF NO AGREEMENT AS TO THE DESIGNATION OF THE ARBITRATORS, THE SAME SHALL BE INDICATED BY THE LONDON COURT OF INTERNATIONAL ARBITRATION.

22) GENERAL TERMS AND CONDITIONS:

TERMS AND CONDITIONS EXCEPT SPECIFICALLY MENTIONED ABOVE SHALL BE IN ACCORDANCE WITH INCONTERMS 2000 WITH LATEST AMENDMENTS FOR FOB DELIVERIES.

23) ASSIGNMENT CLAUSE:

NO  PARTY  SHALL ASSIGN ITS RIGHTS AND OBLIGATIONS UNDER THIS AGREEMENT, IN WHOLE OR IN PART, WITHOUT THE PRIOR WRITTEN CONSENT OF THE OTHER PARTY WHICH MAY NOT BE UNREASONABLY WITHHELD.

WHENEVER  AN  ASSIGNMENT  IS  MADE, THE ASSIGNOR SHALL REMAIN JOINTLY AND SEVERELY  LIABLE  WITH  THE  ASSIGNEE  FOR  THE  FULL PERFORMANCE OF ITS OBLIGATIONS UNDER THIS AGREEMENT.

NOTWITHSTANDING TO DETERMINATE THE PRICE AGREED AS PER POINTS 9.1.1 AND 9.1.2 THE PRODUCT DELIVERED BY THE ASSIGNEE TO PIFCO SHALL BE TAKEN INTO ACCOUNT AS IF IT WERE SOLD BY TGS.

24) CARGO DESTINATION:

BUYER IS FREE TO CHOOSE FINAL DESTINATION OF THE CARGOES LIFTED UNDER THIS AGREEMENT.

RIO DE JANEIRO, ___(DATE)_____

___________________________________

TRANSPORTADORA DE GAS DEL SUR

________________________________________________

PETROBRAS INTERNATIONAL FINANCE COMPANY

EXHIBIT 4.4

Natural gasoline supply agreement between TGS and PIFCO

SUBJECT	TERM CONTRACT
DATE	January 8, 2007

WE WOULD LIKE TO PRESENT THE CONTRACT FOR FOB SALE OF NATURAL GASOLINE FOB BAHIA BLANCA:

1.

BUYER:

PETROBRAS INTERNATIONAL FINANCE COMPANY

4TH FLOOR, HARBOUR PLACE, 103 SOUTH CHURCH STREET

PO BOX 1034GT – GEORGETOWN

GRAND CAYMAN, CAYMAN ISLANDS, BWI

(HEREINAFTER REFERRED TO AS "BUYER");

2.

SELLER:

TGS - TRANSPORTADORA DE GAS DEL SUR.

DON BOSCO 3672

1206 BUENOS AIRES, ARGENTINA

(HEREINAFTER REFERRED TO AS "SELLER")

3.PRODUCT:

NATURAL GASOLINE, QUALITY AS PER ATTACHED SPECIFICATIONS.

4.

DURATION:

DELIVERIES HEREUNDER SHALL BE MADE DURING THE PERIOD OF JANUARY 2007 TO TO DECEMBER 2009.

5.

QUANTITY:

MIN 9.000 MT PER MONTH +/- 10 PCT (SELLER’S OPTION). ANY ADDITIONAL QUANTITY THAT SELLER MAY HAVE FOR EXPORT FOB BAHIA BLANCA EXCEEDING THE CONTRACT QUANTITIES MUST BE OFFERED TO PETROBRAS WHICH WILL HAVE THE OBLIGATION TO BUY THE OFFERED QUANTITY UNDER THE TERMS OF THIS CONTRACT.

6. SCHEDULING OF CARGOES:

SELLER SHALL SEND, IN WRITING, UP TO THE 15TH DAY OF A GIVEN MONTH, THE LOADING PROGRAM FOR THE FOLLOWING MONTH, PROPOSING 5-DAY LOADING RANGES. BUYER SHALL CONFIRM THE ACCEPTANCE OF THE PROGRAM OR PROPOSE AN ALTERNATIVE ONE WITHIN 7 (SEVEN) WORKING DAYS FROM THE DATE OF RECEPTION OF WRITTEN NOTICE FROM SELLER. IN THE EVENT THAT AN ALTERNATIVE LAYCAN IS PROPOSED BY BUYER, SELLER SHALL CONFIRM ACCEPTANCE WITHIN MAXIMUM 3 (THREE) WORKING DAYS. LAYCAN SHALL BE NARROWED BY MUTUAL AGREEMENT TO

A 3 (THREE) DAY RANGE 20 (TWENTY) WORKING DAYS BEFORE THE FIRST DAY OF THE FINAL AGREED LAYCAN.

7. FOB PRICE:

SHALL BE EQUAL TO THE AVERAGE OF THE 3 (THREE) MEAN QUOTATIONS PUBLISHED BY PLATT'S EUROPEAN MARKETSCANPETROCHEMICAL ALERT FOR NAPHTA PHYSICAL UNDER THE HEADING NWE CIF/ARA ON B/L DATE -1, B/L DATE AND B/L DATE + 1, LESS A DISCOUNT OF USD 13.00 MT (THIRTEEN US DOLLARS PER METRIC TON).

IF B/L DATE IS A PLATTS NON PUBLISHING, THEN THE IMMEDIATELY PRECEDING PUBLISHING DAY WILL BE ASSUMED AS B/L DATE FOR THE DETERMINATION OF PRICE AND THE PREVIOUS AND FOLLOWING QUOTATIONS TO THAT DAY SHALL APPLY.

8. PAYMENT:

BY TELEGRAPHIC TRANSFER IN U.S. DOLLARS TO AN ACCOUNT TO BE INFORMED BY SELLER; BENEF: TRANSPORTADORA DE GAS DEL SUR S.A.; REF: PETROBRAS, WITHIN THIRTY (30) DAYS FROM BILL OF LADING (B/L/ DATE=DAY ZERO) AGAINST PRESENTATION OF:

-

SELLERS COMMERCIAL INVOICE (TELEX ACCEPTABLE)

-

3 / 3 ORIGINAL BILLS OF LADING OR 2 / 3 ORIGINAL BILLS OF LADING AND MASTERS RECEIPT FOR 1 / 3 ORIGINAL BILL OF LADING AND

- OTHER USUAL ORIGINAL SHIPPING DOCUMENTS OR SELLERS LETTER OF INDEMNITY (TELEX ACCEPTABLE) IN THE EVENT OF MISSING DOCUMENTS AS MENTIONED ABOVE.

- CERTIFICATES OF QUALITY AND QUANTITY ISSUED BY INDEPENDENT INSPECTOR AT LOADING PORT, CERTIFICATE OF ORIGIN.

IF PAYMENT FALLS DUE ON A SUNDAY OR MONDAY ON WHICH SELLERS BANK IS CLOSED, SUCH PAYMENT SHALL BE ON THE FIRST FOLLWING BANKING DAY.

IN THE EVENT THAT ANY PAYMENT FALLS DUE ON A SATURDAY OR ANY OTHER HOLIDAY SUCH PAYMENT SHALL BE MADE ON THE LAST PRECEDING BANKING DAY.

IF BUYER FAILS TO PAY ON THE MATURITY DATE, SELLER SHALL BE REIMBURSED FOR THE INTERESTS RELATED TO THE TIME OF THE DELAY BASED ON THE LIBOR RATE PUBLISHED IN THE LONDON MARKET FOR TRANSACTIONS AT 30 (THIRTY) DAYS, IN EFFECT ON MATURITY DATE, PLUS 2 3 (TWOTHREE) PERCENT.

9. INVOICING:

NATURAL GASOLINE - AS PER NET B/L FIGURES.

10. INSPECTION:

QUANTITY AND QUALITY OF THE PRODUCT SOLD HEREUNDER SHALL BE IN ACCORDANCE TO SHORE TANK MEASUREMENTS AT LOADING PORT.

BOTH QUALITY AND QUANTITY SHALL BE DETERMINED BY AN INDEPENDENT INSPECTOR APPOINTED JOINTLY WITH COSTS EQUALLY SHARED BETWEEN PARTIES. INSPECTORS FINDINGS TO BE FINAL AND BINDING FOR BOTH PARTIES, EXCEPT FOR FRAUD OR MANIFEST ERROR.

.

11. LAYTIME:

TOTAL LAYTIME ALLOWED FOR LOADING CARGOES TILL 6,500 CUBIC METERS SHALL BE 36 HOURS (SHINC), PRO-RATA FOR PART CARGO.

TOTAL LAYTIME ALLOWED FOR LOADING CARGOES ABOVE 6,500 CUBIC METERS SHALL BE CALCULATED CONSIDERING THE PUMPING RATE OF 200 CUBIC METERS PER HOUR, PRO-RATA FOR PART CARGO.

LAYTIME SHALL COMMENCE UPON THE EXPIRATION OF 6 (SIX) HOURS AFTER RECEIVING NOTICE OF READINESS AT LOADING PORT OR WHEN VESSEL IS ALL FAST, WHICHEVER OCCURS FIRST, PROVIDED VSL PRESENTS ETA WHITHIN THE AGREED LAYCAN. LAYTIME SHALL CEASE AND LOADING SHALL BE DEEMED COMPLETED UPON DISCONECTION OF LOADING HOSES AT LOADING PORT.

12. DEMURRAGE:

FOR ALL TIME THAT USED LAYTIME EXCEEDS ALLOWED LAYTIME, SELLER SHALL PAY BUYER THE DAILY CHARTER PARTY RATE.

ASBATANKVOY TERMS AND CONDITIONS ARE APPLICABLE.

SHOULD THE VESSEL USED TO LIFT ANY CARGO UNDER PRESENT AGREEMENT BE A VESSEL CHARTED UNDER A TIME CHARTER PARTY OR OWNED BY BUYER, THEN THE APPROPIATE DEMURRAGE RATE FOR SUCH VOYAGE SHALL BE US$ (TO BE AGREED)22.000 PER DAY.

13. VESSEL’S NOMINATION:

13.1: BUYER SHALL NOMINATE A VESSEL TO LIFT THE CONTRACTUAL CARGO AT LEAST 10 (TEN) DAYS PRIOR TO THE FIRST DAY OF THE LAYCAN. AFTER RECEIVING NOMINATION SELLER SHALL CONFIRM ACCEPTANCE WITHIN 2 (TWO) WORKING DAYS.

13.2: BUYER SHALL BE ENTITLED TO SUBSTITUTE ANY VESSEL NOMINATED ACCORDING TO 14.113.1 PROVIDED ALWAYS THAT A WRITTEN NOTICE STATING THE NAME OF SUBSTITUTE VESSEL IS SENT TO SELLER NOT LATER THAN 3 (THREE) DAYS PRIOR TO THE FIRST DAY OF THE LAYCAN.

14. TITLE AND RISK OF LOSS:

WILL PASS FROM SELLER TO BUYER AS THE PRODUCT PASSES THE VESSEL’S INTAKE FLANGE AT LOADING PORT.

15. LAW & JURISDICTION:

THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN CONFORMITY WITH THE ENGLISH LAW WITHOUT RECOURSE TO ARBITRATION. ANY DISPUTES ARISING HEREUNDER SHALL BE DETERMINED SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE HIGH COURT IN LONDON (COMMERCIAL COURT).

16. INSURANCE:

ON BUYER’S ACCOUNT.

17. DOCUMENTATION:

SELLER MUST DO THEIR BEST EFFORTS TO PRESENT ORIGINAL DOCUMENTS TO PETROBRAS BY AIR COURIER WITHIN 5 (FIVE) WORKING DAYS AFTER DISCHARGE.

ORIGINAL DOCUMENTS MUST BE DELIVERED TO BUYER WITHIN MAX 60 (SIXTY) DAYS AFTER B/L DATE. SUCH DOCUMENTS ARE: 3/3 ORIGINAL BILL OF LADING (3 COMPLETE SETS), HARD COPY OF COMMERCIAL INVOICE DULY SIGNED, CERTIFICATE OF ORIGIN ISSUED BY AN OFFICIAL CHAMBER, AND QUALITY AND QUANTITY CERTIFICATE AS PER DOCUMENTARY INSTRUCTIONS.

SELLER MUST PRESENT ALL NECESSARY DOCUMENTS TO ISSUE THE CERTIFICATE OF ORIGIN IN MERCOSUL’S FORMAT TO ARGENTINE AUTHORITIES, WITHIN 8 (EIGHT) ARGENTINEAN WORKING DAYS FROM B/L DATE.

IN CASE SELLER DOES NOT HAVE THE NECESSARY DOCUMENTS TO ACCOMPLISH ABOVE CLAUSE, SELLER MUST RESERVE A NUMBER WITH THE ARGENTINEAN AUTHORITIES WITHIN 10 (TEN) ARGENTINEAN WORKING DAYS FROM B/L DATE AND DELIVER THE DOCUMENTS IN DUE TIME IN SUCH WAY THAT THE AUTHORITIES ARE ABLE TO ISSUE SUCH CERTIFICATE ACCORDING TO MERCOSUL’S LEGISLATION, PROVIDED THAT CONDITIONS TO CALCULATE THE FINAL PRICES ARE AVAILABLE WITHIN SUCH DEADLINE.

IF THE ABOVE IS ACCOMPLISHED, SELLER SHALL NOT BE RESPONSIBLE IF ARGENTINE AUTHORITIES FAIL TO ISSUE THE ORIGIN CERTIFICATE FOLLOWING MERCOSUL’S REGULATIONS.

18. FORCE MAJEURE:

NEITHER PARTY SHALL BE RESPONSABLE FOR ANY LOSS OR LOSSES RESULTING IF THE FULFILMENT OF ANY TERM OR PROVISION OF ANY AGREEMENT SHALL BE DELAYED, RENDERED IMPRACTICAL OR OTHERWISE BE ADVERSELY AFFECTED OR PREVENTED BY CIVIL DISORDERS, WARS, ACTS OF ENEMIES, STRIKES, FLOODS, ACTS OF GOD, GOVERNMENTAL DECREE OR REGULATION WHETHER FEDERAL, STATE, MUNICIPAL OR OTHERWISE OR BY ANY OTHER CAUSE NOT WITHIN CONTROL OF THE PARTY WHOSE PERFORMANCE IS INTERFERED WITH, AND WHICH, BY THE EXERCISE OF REASONABLE DILIGENCE, SAID PARTY IS UNABLE TO PREVENT, WHETHER OF THE CLASS OF CAUSES HEREINBEFORE ENUMERATED OR NOT.

IF AN EVENT OF FORCE MAJEURE IS DECLARED BY PETROBRAS´ SUPPLIER OR ITS SUPPLIER´S SUPPLIER PETROBRAS SHALL, NEVERTHELESS, NOT BE REQUIRED TO SEEK OR SUPPLY ALTERNATE MATERIAL TO ITS PURCHASE AND/OR TO PURCHASE ALTERNATE MATERIAL FROM ITS SELLER AND IF THE EVENT OF FORCE MAJEURE SHOULD CONTINUE FOR A PERIOD OF GREATER THAN 30 DAYS, THEN AND IN SUCH EVENT, PETROBRAS SHALL HAVE THE RIGHT TO TERMINATE THE PURCHASE/SALE CONTRACT AND NEITHER PARTY SHALL THEREAFTER HAVE ANY RIGHTS AGAINST THE OTHER, SAVE ONLY THAT ANY FUNDS OWING TO PETROBRAS BEFORE THE DECLARATION OF FORCE MAJEURE SHALL, NEVERTHELESS BE PAID. PETROBRAS MAY UPON SUCH DECLARATION OF FORCE MAJEURE CANCEL THIS SALES CONTRACT.

19. MISCELLANEOUS:

-NEITHER PARTY SHALL ASSIGN THIS AGREEMENT WITHOUT THE WRITTEN APPROVAL OF THE OTHER PARTY.

-THIS CONTRACT CONTAINS THE ENTIRE AGREEMENT OF BOTH PARTIES AND CANNOT BE MODIFIED UNLESS IN WRITING.

-WHERE NOT INCONSISTENT WITH THE ABOVE, INCOTERMS 2000 EDITION FOR FOB DELIVERIES.

BEST REGARDS,

RICARDO PEREIRA PEIXOTO

CLEAN PRODUCT MANAGER

NATURAL GASOLINE GUARANTEED SPECIFICATIONS

Description	Method	Value
Density (15 °C)	ASTM-1298-1990	0.645-0.700
Initial Boiling Point – IBP - (°C)	ASTM-D-86-1993	MIN 30
Final Boiling Point - FBP - (°C)	ASTM-D-86-1993	MAX 130
Sulfur (PPM)	ASTM-D-5453-2003 (*)	MAX 500
Paraffins (% wt)	ASTM-D-6730-2001	MIN 60
Iso-Paraffins (% wt)	ASTM-D-6730-2001	REPORT
Olefins (% wt)	ASTM-D-6730-2001	MAX 1.0
Lead ( PPB)	IP 224-1996	MAX 50
Reid Vapor Pressure – RVP – (PSI)	ASTM-D-323-1999a	MAX 14.5
Chloride (PPM)	UOP 588-1994	MAX 10
Copper Corrosion	ASTM-D-130-1994	MAX 1
Methyl tert-butyl ether - MTBE- (PPM)	ASTM-D-6730-2001	MAX 50
Methanol (PPM)	ASTM-D-6730-2001	MAX 10
Ethanol (PPM)	ASTM-D-6730-2001	MAX 100
(*) or ASTM D-4294 or D-1266

EXHIBIT 8.1

SUBSIDIARIES

The following are our subsidiaries:

Company Name	Country of incorporation	Proportion of Ownership Interest
Telcosur	Argentina	99.98%

EXHIBIT 12.1

CERTIFICATION

I, Jorge Casagrande, certify that:

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

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Company and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed  such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 22, 2007

/s/ Jorge Casagrande
Jorge Casagrande
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

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the Company and have:

a)

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Designed  such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: June 22, 2007

/s/ Eduardo Pawluszek
Eduardo Pawluszek
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2006 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 22, 2007

/s/ Jorge Casagrande
Jorge Casagrande
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2006 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 22, 2007

/s/ Eduardo Pawluszek
Eduardo Pawluszek
Chief Financial Officer

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F, information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

Rubén O. Vega (Partner)

City of Buenos Aires, Argentina

February 5, 2007 (except with respect to the matters discussed in

Note 12 to the consolidated financial statements, which is as of April 17, 2007)

TRANSPORTADORA DE GAS DEL SUR S.A.

	2006	2005
CURRENT ASSETS		
Cash and banks	6,583	2,418
Investments (Note 13.c)	471,673	510,526
Accounts receivable, net (Note 4.a)	178,314	179,612
Other receivables (Note 4.b)	45,635	21,780
Inventories	9,636	5,926
Total current assets	711,841	720,262
NON CURRENT ASSETS		
Accounts receivable (Note 4.c)	14,710	18,393
Other receivables (Note 4.d)	193,710	182,162
Investments (Note 13.b)	641	989
Property, plant and equipment, net (Note 13.a)	4,217,871	4,274,721
Intangible assets, net	469	703
Total non-current assets	4,427,401	4,476,968
Total assets	5,139,242	5,197,230

	2006	2005
CURRENT LIABILITIES		
Accounts payable (Note 4.e)	181,790	128,092
Loans (Note 6)	99,063	119,294
Payroll and social security taxes payable	14,764	12,361
Taxes payable (Note 4.f)	20,805	11,200
Other liabilities (Note 4.g)	62,326	68,512
Total current liabilities	378,748	339,459
NON CURRENT LIABILITIES		
Accounts payable (Note 4.h)	59,839	17,221
Loans (Note 6)	1,918,524	2,416,443
Total non-current liabilities	1,978,363	2,433,664
Total liabilities	2,357,111	2,773,123
MINORITY INTEREST	2	-
SHAREHOLDERS' EQUITY	2,782,129	2,424,107
Total liabilities and shareholders' equity	5,139,242	5,197,230

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders´ contributions			Retained Earnings		
	Common stock	Inflation adjustment to common stock	Total Common stock	Legal reserve	(Accumulated deficit) / Retained earnings	Total shareholders' equity
Balances at December 31, 2003	794,495	1,145,012	1,939,507	148,517	(29,352)	2,058,672
Net income for the year	-	-	-	-	147,928	147,928
Balances at December 31, 2004	794,495	1,145,012	1,939,507	148,517	118,576	2,206,600
Resolutions of the Ordinary Shareholders´Meeting held on March 31, 2005:						
Appropiation to legal reserve	-	-	-	5,929	(5,929)	-
Net income for the year	-	-	-	-	217,507	217,507
Balances at December 31, 2005	794,495	1,145,012	1,939,507	154,446	330,154	2,424,107
Resolutions of the Ordinary Shareholders´Meeting held on March 20, 2006:						
Appropiation to legal reserve	-	-	-	10,875	(10,875)	-
Net income for the year	-	-	-	-	358,022	358,022
Balances at December 31, 2006	794,495	1,145,012	1,939,507	165,321	677,301	2,782,129

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”) in Argentina. TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 12 to these consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”) over which it has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of  December 31, 2006, 2005 and 2004 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2006	2005	2004
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

a)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, allowance for contingencies, impairment of long-lived assets, and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

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

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders´equity for the fiscal years ended December 31, 2006, 2005 and 2004 would not be significant.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (“INDEC”), as follows:

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

c)

Adoption by CNV of accounting standards

The CNV issued General Resolutions No. 485 and No. 487 on December 29, 2005 and January 26, 2006, respectively, which adopted, with certain modifications, the new accounting standards previously issued by the CPCECABA through its Resolution CD 93/2005. These standards were mandatory for fiscal years or interim periods corresponding to fiscal years beginning as from January 1, 2006.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The most significant changes included in the accounting standards adopted by the CNV relate to (i) changes in the impairment test of long-lived assets and (ii) changes to deferred income tax accounting.

Under the new standards, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows from such asset are separately identifiable and are less than the carrying value of the asset. Expected cash flows are determined using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent.

d)

Short-term receivables and liabilities

Short-term receivables and liabilities, including accrued interest if applicable at the end of each year, have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Note 13.f).

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No. 398 provides, under certain circumstances, for the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to liabilities in foreign currency as of such date, must be allocated to the cost of assets acquired or constructed with such financing as long as a series of conditions and requirements established in such standard are complied with. However, in July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

f)

Inventories

Inventories consist of natural gas in the pipeline system (in excess of line pack, which is classified as property, plant and equipment), and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its net realizable value.

g)

Current investments

Bank accounts and fixed-term deposits in local and foreign currency have been valued at their face values plus accrued interest. Private bonds have been valued at their face values plus accrued interest ("amortized cost"), which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds and government bonds in foreign currency have been valued at market value at year-end.

Unrealized gains and losses on time deposits and mutual funds are included in financial results, net, in the consolidated statement of income.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

h)

Long-term receivables and liabilities

Long-term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid (include estimated amounts of additional interests of Tranche B-A of the Company’s restructured debt), using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method (net of the valuation allowance for non-recoverable deferred tax assets) and the asset tax credit have been calculated at their nominal value.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Note 13.b), which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2006 and 2005, the investment in Link has been adjusted by Ps. 4,368 and Ps. 4,538, respectively, due to the elimination of intercompany profits.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

As of September 30, 2006, EGS recorded losses that exceeded the book value of the investment booked by the Company. Since the Company is committed to provide additional financial support to EGS, the Company has recorded the losses in excess of the carrying amount of the investment as other liabilities.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU as of September 30, 2006.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million.  Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.b).

-

Line pack: Line pack represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, and is valued at acquisition cost and restated for the effects of inflation as described in Note 2.b).

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

-

Additions: Additions have been valued at acquisition cost restated for the effects of inflation as described in Note 2.b). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, provided they are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 13.a).

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the income statement.

Capitalized exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The company capitalizes interest and other financial charges on long term construction projects. Interest capitalized was Ps. 2,622 and Ps. 6,294 for the years ended December 31, 2006 and 2005, respectively.

Based on the projections made as discussed in Note 2.a) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value.

The Company periodically evaluates the carrying value of these assets for impairment, by comparing the carrying value with its fair value which is calculated based on the projected cash flow discounted at a rate commensurate with the risk involved. If the carrying value of an asset is higher than its fair value, a loss would be recognized equal to the amount by which the carrying value exceeds its fair value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

The amortization of pre-operating costs, organization costs, cancellation costs of commitments assumed under the Transfer Contract and other costs was calculated over a period of thirty-five years through December 31, 2000. Starting January 1, 2001, the net book value of these costs as of December 31, 2000 has been amortized over a five-year period. The cost of the acquisition of licenses is being amortized over a five-year period.

Through December 15, 2004, costs incurred as a consequence of entering into contracts to hedge the Company from fluctuations in interest rates were deferred over the term of the related loans. In addition, up to December 15, 2004, arrangement costs for the issuance of debt associated with Global Programs, as well as debt issuance costs, were deferred over the term of the related debt. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Consequently, the Company charged to expense Ps. 63.5 million which consisted of: (i) unamortized hedging costs, (ii) unamortized Global Program and notes issuance costs, and (iii) other costs incurred in connection with the restructuring process.

l)

Income tax provision

The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented.

The Company records income taxes using the deferred tax method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Argentine GAAP requires companies to record a valuation allowance for that

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2006	2005	2004
Estimated current income tax expense	1,714	611	309
Deferred income tax expense	164,726	113,566	98,671
Change in valuation allowance	(144,549)	(101,362)	(88,414)
Income tax expense	21,891	12,815	10,566

The components of the net deferred tax asset as of December 31, 2006 and 2005, are the following:

	2006	2005
Deferred tax assets
Exchange difference (1)	-	29,001
Allowance for doubtful accounts	98	98
Present value other receivables	5,769	3,387
Present value advanced payments from clients	451	-
Other provisions	835	848
Provision for contingencies	17,547	8,574
Accrued interest from loans	18,221	11,548
Vacation accrual	1,532	1,382
Tax loss carryforwards	110,750	269,434
Valuation allowance	-	(144,549)
Foreign exchange loss generated by current investments	651	-
	155,854	179,723
Deferred tax liabilities
Deferred revenues	(744)	(800)
Foreign exchange gain generated by current investments	-	(1,198)
Property, plant and equipment, net	(81,612)	(84,050)
	(82,356)	(86,048)
Net deferred tax asset included in Other non current receivables	73,498	93,675

(1) Corresponds to the loss caused by the devaluation of the Argentine Peso as of December 31, 2002 which according to Decree

No. 2,568/02, will be deductible for income tax purposes over five years from 2002 to 2006.

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the years ended December 31, 2006, 2005 and 2004 as follows:

	2006	2005	2004
Pre-tax income	379,914	230,322	158,494
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	132,970	80,613	55,472
Permanent differences at statutory income tax rate
- Inflation adjustment	32,781	35,908	37,204
- Non-taxable income and non-deductible expenses	(447)	(979)	164
- Variation in deferred tax assets allowance	(144,549)	(101,362)	(88,414)
- Others	1,136	(1,365)	6,140
Income tax expense	21,891	12,815	10,566

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The accumulated tax loss carryforwards on a consolidated basis that are available to offset future taxable income are the following:

Description	Amount	Year of expiration
Tax loss carryforward 2002 (1)	766,286	2007
Utilization in 2006	(449,858)
Accumulated tax loss carryforward	316,428

(1)

Remainder after the filing of the tax return form for fiscal year 2005.

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal projections made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations. Based on the foregoing, the current expiration period of tax loss carryforwards and due to the fact that the Company anticipates sufficient future taxable income over the periods in which the differences which created the deferred income tax assets are deductible, the ultimate realization of the deferred income tax assets for income tax purposes is considered more likely than not. As such, the Company has reversed the valuation allowance previously established against its net deferred tax assets. The Company will continue to monitor the need for a change in the valuation allowance.

As mentioned in Note 2.c), TGS has elected to disclose in note to the consolidated financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2006, would have increased in Ps. 724,221, generating a net liability position of Ps. 650,771 and an impact of Ps. 756,935 in the “Adjustment to prior years” account (including a gain of Ps. 33,817 which corresponds to the fiscal year ended December 31, 2005) and a positive effect of Ps. 32,714 on the Company’s net income would have been recognized. Additionally, in 2006 and subsequent years, TGS would record a lower income tax expense that would be lower than otherwise by the following amounts:

Amount
Year 2007	31,772
Year 2008	31,238
Year 2009	30,960
Year 2010	30,666
Year 2011	30,612
Year 2012 onwards	568,973
Total	724,221

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

This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.h).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The breakdown of the asset tax credit as of December 31, 2006 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	28,491	2016
Balance at the end of the year	111,641

n)

Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Note 9 and Note 13.d).

o)

Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for "Common stock nominal value" which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders´ Equity.

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

-Accounts that accumulate monetary transactions, at their nominal value.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

-Expenses related to consumption of non-monetary assets valued at their acquisition cost have been restated to reflect the effects of the inflation as described in Note 2.b).

- (Loss) gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “(Loss) gain on related companies”.

Other expenses, net for the years ended December 31, 2006, 2005 and 2004, include the following items:

	2006	2005	2004
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	24,722	-	-
Provision for contingencies	(26,115)	(3,490)	(29,246)
Others	662	(2,620)	(4,432)
Total other expense, net	(731)	(6,110)	(33,678)

The breakdown of “Net financial expense” line item for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Generated by assets
Interest income	30,603	15,363	8,659
Foreign exchange gain	13,390	15,822	32,040
Other financial results, net	1,654	(254)	(5,476)
Total	45,647	30,931	35,223

Generated by liabilities
Interest expense	(193,674)	(185,458)	(251,297)
Foreign exchange loss	(26,536)	(40,256)	(58,045)
Amortization of intangible assets	-	-	(6,029)
Write off of intangible assets retired (Notes 2.k.)	-	-	(63,530)
Interest expense reversal (Note 12.I.g.)	-	-	96,603
Other expenses and financial charges	(14,480)	(14,289)	(13,860)
Total	(234,690)	(240,003)	(296,158)
Total net financial expense	(189,043)	(209,072)	(260,935)

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2006, 2005 and 2004 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Operating segments are defined under Argentine GAAP as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or the decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s decision-making group is the Executive Officer Committee.

For the years ended December 31, 2006, 2005 and 2004, the Company classifies its businesses into three segments: Natural Gas Transportation Services, NGL Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

The Company manages its segments to the operating income (loss) level of reporting.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The accounting policies of the operating segments are the same as those described in Note 2.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include investments and loans, among others.

As of and for the year ended December 31, 2006	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	491,996	726,393	91,113	-	1,309,502
Operating income (loss)	211,379	370,836	33,864	(45,949)	570,130
Depreciation of property, plant and equipment	144,401	31,050	13,294	3,908	192,653
Additions to property, plant and equipment (includes work in progress)	119,882	17,719	15,429	3,381	156,411
Identifiable assets	3,836,424	449,891	166,475	686,452	5,139,242
Identifiable liabilities	121,982	61,709	9,734	2,163,686	2,357,111

As of and for the year ended December 31, 2005
Net revenues	460,008	546,302	58,428	-	1,064,738
Operating income (loss)	202,787	258,470	15,952	(34,312)	442,897
Depreciation of property, plant and equipment	141,211	29,251	13,664	2,867	186,993
Additions to property, plant and equipment (includes work in progress)	140,388	23,015	4,034	4,093	171,530
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

As of and for the year ended December 31, 2004
Net revenues	434,343	506,270	53,471	-	994,084
Operating income (loss)	199,439	276,038	10,780	(32,507)	453,750
Depreciation of property, plant and equipment	135,318	27,509	13,858	4,606	181,291
Additions to property, plant and equipment (includes work in progress)	86,614	12,605	2,578	7,588	109,385
Identifiable assets	4,004,438	452,309	194,852	493,872	5,145,471
Identifiable liabilities	68,543	43,476	4,838	2,822,014	2,938,871

The Company renders services of gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Net revenues
	2006	2005	2004
MetroGAS S.A.	176,474	173,518	171,573
Camuzzi Gas Pampeana S.A.	89,501	83,696	77,914
Gas Natural BAN S.A.	70,042	64,477	60,847
Petrobras Energía (Note 10)	26,635	25,173	25,522
Camuzzi Gas del Sur S.A.	23,915	22,542	19,153
Profertil	11,459	11,577	11,592
Repsol-YPF	27,346	16,853	11,205

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows:

	Net revenues
	2006	2005	2004
PIFC	530,212	383,871	364,535
Polisur	238,188	141,547	132,231

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2006 AND 2005

		2006	2005
a)	Current accounts receivable
	Gas transportation
	MetroGAS S.A.	16,649	16,828
	Camuzzi Gas Pampeana S.A.	8,473	8,252
	Gas Natural BAN S.A.	7,358	7,489
	Camuzzi Gas del Sur S.A.	2,189	1,982
	Profertil	1,158	1,183
	Repsol-YPF	6,997	5,758
	Related companies (Note 10)	3,469	4,899
	Others	12,628	11,860
	Subtotal	58,921	58,251

	NGL production and commercialization
	Polisur	25,089	10,909
	Pan American Energy LLC (Argentine Branch)	7,979	2,153
	Total Austral S.A.	5,790	7,305
	Related companies (Note 10)	50,681	68,751
	Others	6,456	6,081
	Subtotal	95,995	95,199

	Other services
	Pan American Energy LLC (Argentine Branch)	2,085	7,438
	Profertil	3,340	3,305
	Sipetrol Argentina S.A.	538	-
	Related companies (Note 10)	9,246	4,459
	Others	9,109	11,880
	Subtotal	24,318	27,082

	Allowance for doubtful accounts (Note 13.d)	(920)	(920)
	Total	178,314	179,612

b)	Other current receivables
	Tax credits	23,592	8,004
	Prepaid insurance expense	4,589	4,369
	Advances to suppliers	9,737	1,388
	Others	7,717	8,019
	Total	45,635	21,780

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

		2006	2005
c)	Non current accounts receivable
	Other services
	Pan American Energy LLC (Argentine Branch)	-	2,368
	Profertil	14,710	16,025
	Total	14,710	18,393

d)	Other non current receivables
	Deferred income tax (Note 2.l.)	73,498	93,675
	Asset tax credit (Note 2.m.)	111,641	80,085
	Others	8,571	8,402
	Total	193,710	182,162

e)	Current accounts payable
	Suppliers	152,285	91,146
	Advances from customers	27,054	31,968
	Related companies (Note 10)	2,451	4,978
	Total	181,790	128,092

f)	Taxes payable
	Asset tax, net	13,733	6,364
	Turnover tax	884	1,539
	Value added tax (“VAT”)	1,917	-
	Tax on exports	803	702
	Others	3,468	2,595
	Total	20,805	11,200

g)	Other liabilities
	Provisions for contingencies (Note 13.d)	50,133	24,497
	Provisions for GdE lawsuit (1)	11,517	43,326
	Other provisions	676	689
	Total	62,326	68,512

h)	Non current accounts payable
	Advances from customers	59,839	17,221
	Total	59,839	17,221

(1) Net of the cost of Cordillerano Pipeline expansion which belongs to the Argentine Government. This cost amounted to Ps. 32,418 and Ps. 17,537 as of December 31, 2006 and 2005, respectively (Note 9.d).

5.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the year to net cash flows from operating activities.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flow:

	As of December 31,
	2006	2005	2004
Cash and banks	6,583	2,418	10,116
Current investments	471,673	510,526	325,777
Current investments with original maturity longer than three months	-	-	(96)
Total cash and cash equivalent	478,256	512,944	335,797

Non-cash transactions are as follows:

	As of December 31,
	2006	2005	2004
Acquisition of Property, Plant & Equipment through an increase in Accounts payable	36,079	7,337	5,525
Financial charges capitalization	(286)	(1,647)	-

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of December 31, 2006, 2005 and 2004 for Ps. 33,405, Ps. 24,808 and Ps. 19,668.

6.

LOANS

Short-term and long-term debt as of December 31, 2006 and 2005 comprise the following:

	2006	2005
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	54,381	63,930
Privately placed notes	3,414	9,875
Inter-American Development Bank (“IDB”) loans	30,197	34,835

1999 EMTN Program: Series 2 notes (1)	92	379

Interests payable	8,003	7,510
Leases (rates between 7.65% and 9.00%)	2,976	2,765
Total current loans	99,063	119,294

Non current loans:
Tranche A
2004 EMTN Program: Series 1 notes	331,490	625,675
Privately placed notes	20,810	96,995
IDB loans	184,211	341,371

Tranches B-A and B-B
2004 EMTN Program: Series 1 notes	781,720	774,061
Privately placed notes	121,145	119,958
IDB loans	426,436	422,258

Interests payable	52,060	32,995
Leases (rates between 7.65% and 9.00%), due through 2008	652	3,130
Total non-current loans	1,918,524	2,416,443
Total loans	2,017,587	2,535,737

(1) Corresponds to notes that were not tendered in the exchange.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 to refinance and restructure the terms and conditions of the previous outstanding loans, which payments of principal and interest were suspended in May 2003.

The principal terms of the Company’s outstanding debt obligations are as follows:

Description	Tranche A	Tranches B-A and B-B
Principal	US$ 470,306,281, which represents 52% of the total principal amount.	US$ 409,044,874 and US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interest	Ranging from an annual rate of 5.3% for the first year to 7.5% in the last year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis,

The Tranche B-A debt obligations may also accrue additional interest from December 15, 2006 onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to the level of the Company’s consolidated adjusted EBITDA (as defined in the debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations will also accrue additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reaches 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The outstanding debt obligations include an accelerated amortization feature, referred to as “early cash surplus amortization”, the implementation and amount of which will depend on the Company’s consolidated debt ratio (relationship between the Company’s consolidated total indebtedness and consolidated adjusted EBITDA of the last four quarters -each as defined in the debt obligations-) for the applicable fiscal period, the liquidity level and the amount of the Company’s cash surplus for such applicable fiscal period, as adjusted for certain subsequent payments that the Company makes. The Company is required to determine whether an early amortization amount is payable with respect to each fiscal year or portion thereof, occurring during the period from and including December 15, 2004 to and including December 15, 2010. Early amortization amounts will be calculated and, if applicable, paid to holders of the Company’s debt obligations following the applicable reference period. The Company is also required to determine whether an early amortization amount is payable for any semi-annual period occurring during the period set forth above with respect to which the Company makes a dividend payment to the Company’s shareholders. The Company may also, in its sole discretion, make an early amortization payment with respect to any fiscal quarter occurring during the period set forth above.

The schedule of future principal amortizations is as follows (subject to early cash surplus amortization):

	In millions of Pesos
	2007	2008	2009	2010	2011	2012	2013
Tranche A	88	144	188	205	-	-	-
Tranches B-A and B-B	-	-	-	-	545	585	199

The notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of US$ 800 million. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA") and the Mercado Abierto Electrónico (“MAE”).

Covenants:

The Company is subject to several restrictive covenants under its outstanding debt obligations which include, among others, the following:

i)

The Company may not incur new debt, except for the following, among others:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

a.

Debt for the financing of working capital, including short-term financing or imports/exports financing, provided that the aggregate outstanding amount of this type of debt does not exceed US$ 25 million.

b.

Debt for the refinancing of the restructured debt.

c.

As from December 15, 2007, additional indebtedness provided that at the time of incurring such debt the consolidated debt ratio is lower than 3.50 for any incurrence during the twelve-month period starting as from December 15, 2007. This maximum ratio decreases throughout the subsequent years to reach a minimum of 3.00 in the year 2013.

d.

Outstanding financial leasing obligations not exceeding US$ 10 million at any time.

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

c.

Capital expenditures not included in a. and b., out of an initial amount of US$ 75 million which may be increased when early payments of debt principal are made based on cash surplus as at the end of each fiscal year.

d.

Any capital expenditures without any restriction from December 15, 2008, if the consolidated debt ratio (as defined in the debt obligations) is lower than 3.00.

iii)

The Company may pay dividends as long as (i) the Company is not in default under the debt obligations, (ii) an early cash surplus amortization payment is made and the additional interest payments, if any is required, in respect of the Tranche B debt obligations is made and, (iii) the consolidated coverage ratio at the end of each annual or quarterly financial statement is higher than 2.70 in fiscal year 2005 (this minimum increases annually, rising to 3.00 for fiscal year 2009 and thereafter). The consolidated coverage ratio is the quotient of the consolidated adjusted EBITDA divided by the consolidated interest expense.

The aggregate amount of management fee and dividends paid shall not exceed US$ 15 million for fiscal years 2005 and 2006, US$ 20 million for fiscal year 2007 and US$ 25 million for fiscal year 2008 and subsequent years, as long as the new debt obligations remain outstanding.

iv)

Restriction on asset sales: TGS may not carry out any asset sales unless (i) the sale involves a non-regulated asset and is carried out as an arms-length transaction, (ii) the price at the transaction date is at least the fair market value of the assets sold and (iii) at least 75% of the payment received by the Company is in cash or cash equivalents. Additionally, the proceeds obtained from non-regulated asset sales must be used to repay the debt obligations of the Company, unless they are reinvested in new assets within a year as from the date of the sale transaction, or the total amount of the sales made during the fiscal year does not exceed US$ 3 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Creation of 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the 2007 Global Program in order to issue notes in a maximum aggregate amount of US$ 650,000,000. The 2007 Global Program was authorized by the CNV on January 18, 2007.

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force. The law, which has been extended several times, is schedule to expire in December 31, 2007.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services. UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. At the end of 2003, the UNIREN submitted the “Preliminary Renegotiation Guidelines” to TGS including a draft agenda with main issues to be discussed during the renegotiation process such as costs, investment programs and financing, rates of return and tariffs, etc, and a renegotiation schedule which set December 28, 2004 as the deadline for the adjustment of the regulatory framework with the approval of the National Congress.

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005 and an overall tariff review to become effective as from 2007, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License. The proposal also required that TGS hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During the Public Hearing held on April 27, 2005, with the aim of discussing the above mentioned proposal, UNIREN reaffirmed its 10% tariff increase proposal and proposed  accelerating the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. UNIREN also outlined a first stage that included the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

postponement of the potential claims from the Company and its shareholders, prior to a renegotiation of the License, and the subsequent abandonment of any such claims from TGS or its shareholders, and an agreement by TGS to hold harmless the Argentine government. Regarding the original proposal, TGS put forward the need to improve certain items of UNIREN’s original proposal and expressed its willingness to continue the negotiation.

In June and November 2005, TGS received two proposals from UNIREN which were in line with the previous one. Said proposals also established, as an additional condition, the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed TGS of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”), and stated that it would only consider waiving its claim if Ponderosa has received fair compensation.

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This organism determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

The License establishes, among other restrictions, that the Company may not be able to afford CIESA´s obligations, nor grant loans, real guarantees or of any other sort in favor of the creditors of CIESA.

b)

Gas Electronic Market (“MEG”)

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through offer and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s discretion. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Notwithstanding the MEG started its operations in August 2005, it has not started yet to regulate the transactions related to natural gas transportation and distribution.

c)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities- the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

framework for the creation of a trust fund (“the gas trust fund”) aimed at financing the expansion of the national gas transportation system.

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 2.9 MMm3/d (102 MMcf/d). This project involved the construction of approximately 509 km (316 miles) of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including Value Added Tax for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs and collects an additional specific charge, which is paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs.  The works financed by these means belong to the gas trust fund. TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets.

In April 2006, the Ministry of Federal Planning and Public Service, the Federal Energy Bureau and gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 22 MMm3/d (777 MMcf/d), of which approximately 7.0 MMm3/d correspond to TGS system. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS. Under the works management agreement, TGS will be paid Ps. 50 million plus VAT as a fee for the services to be rendered in 2007 and 2008. The property of the works will be entitled to a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

d)

Essential assets:

A substantial portion of the assets transferred by GdE has been labeled as essential for the performance of the gas transportation service. Therefore, the Company is required to segregate and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

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

Upon expiration of the License, the Company will be required to transfer to the Argentine Government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

8.

COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2006, 2005 and 2004 the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the American Depositary Shares (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

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

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it must obtain prior authorization from ENARGAS.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax revenues, will be subject to a 35% withholding tax of the income tax.

Furthermore, the Company is subject to certain restrictions on the payment of dividends, which were contemplated in the new debt agreements signed on December 15, 2004. (For further information, see Note 6- Covenants).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, NGL sales were exempted from the turnover tax exemption in the province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through overruling Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales as from 2002. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires, which is still pending as of the date of the issuance of these financial statements.

In November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the discharge was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.

As of December 31, 2006, TGS recorded a provision of Ps. 28.6 million to cover for potential losses.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million did not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV´s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law N° 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution N°470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection.

As of December 31, 2006, the amount of this contingency ranges between US$ 5 million and US$ 14 million (including interests as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. The Company does not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2006, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. Said assessment corresponds to the fiscal period ranging from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process with the Tax Court of the province of Santa Cruz, after exhausting all other procedural steps with the Tax Bureau of this province.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro, by means of which said body claimed the payment of Ps. 0.2 million on the same grounds as those of the Province of Santa Cruz, for the period

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

ranging from January 1999 to May 2005. In December 2005, TGS filed an appeal, which was rejected by the Tax Bureau of the province of Río Negro later in October 2006. By the end of 2006, TGS appealed the Tax Bureau’s decision by filing an administrative appeal.

As of December 31, 2006, the Company has recorded a provision of Ps. 16.2 million under the line item "Other Liabilities", determined according with the estimations of tax and interests to be paid as of such date, in case this type of contingency turns out unfavourable to the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the SCJ sustained GdE’s claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2006, the remaining balance of the sentence amounted to Ps. 43.9 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Executive Branch through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under “Other Liabilities”, offsetting the provision mentioned above. As of December 31, 2006, the net provision amounted to Ps. 11.5 million.

e)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFCO (a subsidiary of Petrobras), at international prices minus a fixed discount per tone.

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June, 2004 and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

As of December 31, 2006 and 2005, the outstanding balance corresponding to the Board of Directors´ compensations amounted to Ps. 97 and Ps. 96, respectively. On the other hand, the accrued amounts for such compensations  were Ps. 395 and Ps. 261, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2006 and 2005 is as follows:

	2006		2005
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	-	-
Petrobras Energía	9,590	2,451	5,622	2,840
Affiliates with significant influence:
Link	193	-	192	-
TGU	147	-	259	-
EGS	20	-	-	-
Other related companies:
PIFC	50,518	-	68,599	-
Área Santa Cruz II U.T.E.	311	-	345	-
Quintana y Otros U.T.E.	-	-	945	-
Refinor S.A.	1,327	-	834	-
WEB S.A..	218	-	914	-
Petrolera Santa Fe S.A.	-	-	39	2,138
Total	62,341	2,451	77,749	4,978

The detail of significant transactions with related parties for the years ended December 31, 2006, 2005 and 2004 is as follows:

For the year ended December 31, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase, transport and richness compensation	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	80
CIESA	-	-	-	-	-	122
Petrobras Energía	26,635	28,411	27,273	9,128	42,631	-
Affiliates with significant influence:
Link	-	-	947	-	-	-
TGU	-	-	307	-	-	-
EGS	-	-	49	-	-	-
Other related companies:
PIFC	-	530,312	-	-	-	-
Refinor S.A.	-	-	2,356	-	-	-
Quintana y Otros U.T.E.	1,820	-	-	-	-	-
WEB S.A.	3,044	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,069	-	-	-
Total	31,499	558,723	33,001	9,128	42,631	202

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

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

11. SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche. TGS holds the 49% of its common stock.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

Transportadora de Gás e Serviços do Brasil S.A.:

In January 2007, TGS and TGU entrusted their legal attorneys in Brazil the incorporation of a Brazilian company with the aim to set up new businesses in this country. At the date of the issuance of these financial statements, its shareholders have made no capital contributions to this subsidiary. The corporate name is Transportadora de Gás e Serviços do Brasil S.A.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Year ended December 31,
	2006	2005	2004
Reconciliation of net income:
Net income under Argentine GAAP	358,022	217,507	147,928
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a)	(425)	(2,902)	1,886
Intangible assets (Note 12.b and g)	(1,309)	9,635	26,632
Interest rate lock agreements (Note 12.g)	(1,903)	(1,035)	8,260
Deferred income tax under US GAAP (Note 12.c)	24,828	26,560	55,194
Non-current investment in unconsolidated affiliated companies (Note 12.d)	199	35	35
Capitalized exchange differences (Note 12.e)	7,522	7,521	7,521
Discounted value of certain receivables (Note 12.f)	(2,003)	(102)	(75)
Troubled debt restructuring (Note 12.g)	22,060	11,992	(95,747)
Accounting for current investments (Note 12.h)	(1,409)	1,409	-
Net income under US GAAP	405,582	270,620	151,634

Earnings per share:	2006	2005	2004
Amounts under US GAAP	0.51	0.34	0.19
Earnings per ADS:
Amounts under US GAAP	2.55	1.70	0.95

	As of December 31,
	2006	2005
Reconciliation of shareholders’ equity:
Shareholders' equity under Argentine GAAP	2,782,129	2,424,107
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	9,868	10,293
Intangible assets (Note 12.b and g)	3,661	4,970
Deferred income tax under US GAAP (Note 12.c)	(658,822)	(682,491)
Non-current investments in unconsolidated affiliated companies (Note 12.d)	(958)	(1,157)
Capitalized exchange differences (Note 12.e)	(138,684)	(146,206)
Discounted value of certain receivables (Note 12.f)	-	2,003
Troubled debt restructuring (Note 12.g)	(61,696)	(83,756)
Shareholders' equity under US GAAP	1,935,498	1,527,763

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2006	2005
Shareholders' equity under US GAAP as of the beginning of the year	1,527,763	1,257,386
Other comprehensive income	2,153	(243)
Net income under US GAAP	405,582	270,620
Shareholders' equity under US GAAP as of the end of the year	1,935,498	1,527,763

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and exchange differences amounting to Ps. 2,622 and Ps. 6,294 for the years ended December 31, 2006 and 2005, respectively. The Company did not capitalize any financial costs for the year ended December 31, 2004.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards No. 34, “Capitalization of Interest Cost” (SFAS No. 34), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34.

The US GAAP reconciling item represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 8,320 and Ps. 6,047 for the years ended December 31, 2006 and 2005, respectively) and (ii) computing interest capitalization in accordance with SFAS No. 34. net of its corresponding accumulated depreciation (Ps. 18,188 and Ps. 16,340 for the years ended December 31, 2006 and 2005, respectively).

b)

Intangible assets

Under Argentine GAAP, the Company capitalized cancellation costs of assumed commitments, organization and pre-operating costs (including costs associated with voluntary retirement programs) incurred in the start-up of the Company. These costs were being amortized under the straight-line basis over 35 years until December 31, 2000. As from January 1, 2001, the unamortized deferred costs were amortized under the straight-line basis over a 5-year period. Consequently, as of December 31, 2005, these costs were fully amortized. Under US GAAP, these costs were expensed as incurred.

Additionally, as described in Note 12.g), under Argentine GAAP until December 15, 2004, the Company capitalized the costs incurred associated with the restructuring. As mentioned in Note 6, on December 15, 2004, the Company completed the restructuring process of its financial indebtedness. Under Argentine GAAP, the Company charged to expense the carrying amount of the capitalized settlement cost of hedges related to the restructured existing debt obligations and the capitalized costs incurred during the years 2003 and 2004 related to the restructuring process. Under US GAAP, the Company applied the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings” (“SFAS No. 15”), which states that legal fees and other direct costs that a debtor incurs to effect a troubled debt restructuring shall be deducted in measuring gain on restructuring of payables or shall be included in expense for the period if no gain on restructuring is recognized. Accordingly, these costs were expensed as incurred.

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

c)

Deferred income tax

During the years ended December 31, 2006, 2005 and 2004, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No.109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

As discussed in note 2 c), effective January 1, 2006 the Company applied the new accounting standards issued by the CPCECABA and adopted by the CNV. The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the reconciling items, as appropriate.

d)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net gain of Ps. 0.2 million, Ps. nil and Ps. nil for the years ended December 31, 2006, 2005 and 2004, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized exchange differences and the discount of certain receivables, as well as the application of SFAS No.109 for the recognition of income taxes.

e)

Capitalized exchange differences

As discussed in Note 2.j), under Argentine GAAP, the Company capitalized the exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expense amounted to Ps. 7.5 million for each year ended December 31, 2006, 2005 and 2004. Under US GAAP, such exchange loss was charged to income.

f)

Discounted value of certain receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded adjustments for Ps. 2.0 million and Ps. 2.1 million in fiscal years 2005 and 2004, respectively, over the nominal value of long term tax credits. Those adjustments were reversed for US GAAP purposes. In fiscal year 2006, under Argentine GAAP, the asset tax credit discount was reversed, in accordance with an accounting rule interpretation issued in 2006.

g)

Troubled debt restructuring

As mentioned in Note 6, on December 15, 2004, TGS concluded its debt restructuring process. Under Argentine GAAP the Company followed the provisions contained in TR No. 17 and, accordingly, recorded a Ps. 76.5 million gain on restructuring due to the forgiveness of default interest and a Ps. 20.1 million gain related to a decrease in interest rates applied retroactively as from January 1, 2004. In addition, the unamortized arrangement costs for the issuance of debt associated with Global Programs and debt issuance costs as of December 15, 2004 (amounted to Ps. 5.7 million) were expensed to statement of income, as well as the unamortized losses related to interest rate lock agreement as of this date (Ps. 8.3 million).

Under US GAAP, the Company followed the provisions contained in Statement of Financial Accounting Standards No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) which states that in the case of a troubled debt restructuring (as this term is defined by SFAS No. 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

carrying amount of the payable. Based on the above, as of December 31, 2004, no gain and loss on restructuring had been recorded by the Company under US GAAP. In addition, the remaining balance in accumulated other comprehensive loss related to interest rate lock agreement continues being amortized as an adjustment to interest expensed during the term of the restructured debt.

h)

Accounting for current investments

As of December 31, 2005, the Company had government bonds which were sold in 2006. Under Argentine GAAP, these investments were valued at fair value with unrealized losses of Ps. 1.4 million charged to income.

Under US GAAP, the Company classified these investments as available-for-sale and valued them at market value with unrealized losses recorded in accumulated other comprehensive loss, in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). In 2006, the unrealized losses as of December 31, 2005, were expensed.

Investments in private bonds and fixed-term deposits in local and foreign currency have been treated as cash and cash equivalents for both Argentine GAAP and US GAAP purposes because their maturity is less than three months.

The Company has classified its mutual funds investments as trading securities and are reported at fair value.

h)

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

i)

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

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

b)

Statement of income classification differences:

Argentine GAAP provides that only returns and other allowances should be deducted from net revenues, while direct taxes and other costs directly associated with revenues should be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues should be deducted from revenues.

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

The following table summarizes the components of comprehensive loss for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Net income under US GAAP	405,582	270,620	151,634
Other comprehensive income:
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 666, Ps. 362 and Ps. 969 at December 31, 2006, 2005 and 2004, respectively)	1,237	673	1,802
Unrealized gains and losses – Available for sale securities -(net of income taxes of Ps. 493 and Ps. 493 at December 31, 2006 and 2005 respectively)	916	(916)	-
Comprehensive income	407,735	270,377	153,436

Accumulated other comprehensive loss at December 31, 2006, 2005 and 2004, was as follows:

	2006	2005	2004
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(3,459)	(4,696)	(5,369)
Unrealized gains and losses - Available for sale securities -	-	(916)	-
Accumulated other comprehensive loss	(3,459)	(5,612)	(5,369)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

d)

Separate presentation of Shareholders´equity components:

The following table presents the shareholder’s equity components under US GAAP.

	Year ended December 31,
	2006	2005	2004
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value.	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Cumulative inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal Reserve	165,321	154,446	148,517
Accumulated deficit	(165,871)	(560,578)	(825,269)
Accumulated other comprehensive loss	(3,459)	(5,612)	(5,369)
Shareholders' equity under US GAAP	1,935,498	1,527,763	1,257,386

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2006 and 2005, are the following:

	2006	2005
Deferred tax assets
Exchange differences (i)	-	29,001
Allowance for doubtful accounts	98	98
Provisions for contingencies and others	23,766	11,259
Other provisions	835	848
Accrued interest from loans	18,221	11,548
Vacation allowance	1,532	1,382
Deferred income for troubled debt restructuring and long term debt valuation	21,594	29,315
Tax loss carryforwards (ii)	110,750	269,434
Valuation allowance	-	(144,549)
Foreign exchange loss generated by current investments	651	-
	177,447	208,336
Deferred tax liabilities
Property, plant and equipment, net	760,746	793,415
Intangible assets	1,281	1,739
Deferred revenues	744	800
Foreign exchange gain generated by current investments	-	1,198
	762,771	797,152
Net deferred tax liability	(585,324)	(588,816)

(i) The Company recognized a deferred tax asset for the net negative results caused by the devaluation of the Argentine peso that will be deductible for income tax purposes between 2005 and 2006.

(ii) Tax loss carryforwards are available to offset future taxable income and expire in 2007.

As of December 31, 2006 and 2005, Ps. 119,536 and Ps. 102,406, respectively, have been classified as current assets, and Ps. 762,751 and Ps. 691,222, respectively, have been classified as non-current liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

Income tax expense for the years ended December 31, 2006, 2005 and 2004 consist of the following:

	2006	2005	2004
Current income tax expense	1,714	611	309
Deferred income tax benefit	(4,651)	(14,356)	(44,937)
Income tax benefit	(2,937)	(13,745)	(44,628)

Income tax benefit computed at the statutory tax rate (35%) on pre-tax income differs from the income tax benefit for the years ended December 31, 2006, 2005 and 2004 computed in accordance with US GAAP as follows:

	2006	2005	2004
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	140,926	89,906	37,452
Permanent differences:
Change in valuation allowance	(144,549)	(101,362)	(88,414)
Others, not individually significant	686	(2,289)	6,334
Income tax benefit	(2,937)	(13,745)	(44,628)

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of and for the years ended December 31, 2006 and 2005, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	As of December 31, 2006	As of December 31, 2005
Current assets	831,378	822,668
Non-current assets	4,285,701	4,253,196
Total assets	5,117,079	5,075,864

Current liabilities	378,768	339,459
Non-current liabilities	2,802,811	3,208,642
Total liabilities	3,181,579	3,548,101
Minority interest	2	-
Shareholders' equity under US GAAP	1,935,498	1,527,763

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

	2006	2005	2004
Net revenues	1,238,764	1,003,506	952,026
Cost of sales	(616,774)	(509,950)	(442,793)
Gross profits	621,990	493,556	509,233
Administrative expenses	(38,263)	(28,645)	(27,486)
Selling expenses	(6,439)	(4,858)	(4,450)
Operating Income	577,288	460,053	477,297
Other expenses, net	(731)	(6,110)	(33,678)
Non-currrent investments	(243)	2,642	(608)
Net financial expenses	(173,668)	(199,710)	(336,005)
Income before taxes	402,646	256,875	107,006
Income taxes	2,937	13,745	44,628
Minority interest	(1)	-	-
Net income	405,582	270,620	151,634

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

As of December 31, 2006 and 2005, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The following table reflects the carrying amount and estimated fair value of the Company´s financial debt at December 31, 2006 and 2005:

	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
	(in million of Pesos)
Tranche A	636	621	1,192	1,124
Tranche B-A	1,298	1,288	1,260	1,206
Tranche B-B	79	79	78	74

h)

Disclosure of capital lease information

The Company leases telecommunication equipment under capital lease agreements with a lease term of 60 months. Following is a summary of the assets under capital leases:

As of December 31, 2006
Original cost	23,152
Less:
Accumulated depreciation	(12,168)
Net leased property	10,984

Future minimum lease payments for the above assets under capital leases as of December 31, 2006 are as follows:

As of December 31, 2006
2007	3,110
2008	718
Total minimum obligations	3,828
Interest	(200)
Present value of minimum obligations	3,628
Current portion	(2,976)
Non-current portion as of December 31, 2006	652

i)

Earnings per share

In accordance with the disclosure requirements established by Argentine GAAP, the Company is required to disclose earnings per share information for each year for which a statement of income is presented. However, the information disclosed by the Company in its primary financial statements derives from figures calculated in accordance with the valuation criteria established by Argentine GAAP. Under US GAAP, basic and diluted earnings per share are presented in conformity with Statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS No. 128”) for all periods presented.

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares outstanding during the period. Pursuant to SAB No. 98, ordinary shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of an initial public offering must be included in the calculation of basic and diluted net income per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuance or grants for nominal consideration.

Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

j)

Statement of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts.

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 "Statement of Cash Flows", the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statement of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets as of those dates. The following tables set forth the amounts of cash and cash equivalents at the beginning and end of each year and corresponding increases and/or decreases that would be reported in a statement of cash flows prepared in accordance with US GAAP:

	For the year ended December 31,
	2006	2005	2004
Cash and banks	6,583	2,418	10,116
Current investments	471,673	510,526	325,777
Less:
Mutual funds and other current investments	(230,425)	(153,709)	(316,345)
Cash and cash equivalents at the end of the year under US GAAP	247,831	359,235	19,548

	Years ended December 31,
	2006	2005	2004

(Decrease) Increase in cash and cash equivalents under US GAAP	(111,404)	339,687	1,294
Cash and cash equivalents at the beginning of the year	359,235	19,548	18,254
Cash and cash equivalents at the end of the year	247,831	359,235	19,548

In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under SFAS No. 95.

Under Argentine GAAP, advance payments from customers were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes. Additionally, due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds and other current investments would be reported as cash flows from operating and investing activities, respectively, under US GAAP.

In addition, under Argentine GAAP the effect of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended December 31,
	2006	2005	2004
Cash flows provided by operating activities	568,830	756,780	445,346
Cash flows used in investing activities	(117,057)	(175,212)	(94,445)
Cash flows used in financing activities	(562,309)	(254,961)	(362,733)
Effect of exchange rate changes on cash and cash equivalents	(868)	13,080	13,126
(Decrease) / increase in cash and cash equivalents	(111,404)	339,687	1,294
Cash and cash equivalents at the beginning of year	359,235	19,548	18,254
Cash and cash equivalents at year end	247,831	359,235	19,548

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2006, 2005 and 2004 are as follows:

	December 31,
	2006	2005	2004

Total interest under US GAAP	177,448	180,469	251,297

- Capitalized interest under US GAAP	(2,561)	(3,392)	(1,886)

Total Interest charged to net income under US GAAP	174,887	177,077	249,411

l)

Accounting pronouncements issued but not yet adopted

1.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157 “Fair value measurements” establishing a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. In developing this Statement, the Board considered the need for increased consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will be evaluating the impact of SFAS No. 157.

2.

Accounting for Uncertainty in Income taxes

In July 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income taxes” to clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.The evaluation of a tax position in accordance with this Interpretation is a two-step

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Amounts stated in thousands of constant Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in constant Argentine pesos or unless otherwise indicated)

process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. In principle, the validity of a tax position is a matter of tax law. It is not controversial to recognize the benefit of a tax position in an enterprise’s financial statements when the degree of confidence is high that that tax position will be sustained upon examination by a taxing authority. However, in some cases, the law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. Statement 109 contains no specific guidance on how to address uncertainty in accounting for income tax assets and liabilities. As a result, diverse accounting practices have developed resulting in inconsistency in the criteria used to recognize, derecognize, and measure benefits related to income taxes. This diversity in practice has resulted in non-comparability in reporting income tax assets and liabilities.This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN No. 48.

3.

Fair Value Option  for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities", or SFAS No. 159. SFAS  No. 159 establishes a fair value option under which entities can elect to  report certain financial asset and liabilities at fair value, with  changes in fair value recognized in earnings. SFAS No. 159 is effective  for fiscal years beginning after November 15, 2007. The Company will be evaluating the impact of SFAS No. 159.

13. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a)

Property, plant and equipment, net

b)

Non-current investments

c)

Current investments

d)

Allowances and provisions

e)

Cost of sales

f)

Foreign currency assets and liabilities

g)

Expenses incurred

h)

Detail of maturities of investments, receivables and liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION

a) Property, Plant and equipment, net

(Stated in thousand of constant Argentine pesos as described in Note 2.b.)

	2006												2005	2004
	Original Cost					Depreciation								
									Expense for the year					
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	Transfers	Amount	Rate %	Accumulated at the end of the year	Net book value	Net book value	Net book value
Pipelines	3,241,672	-	-	32,502	3,274,174	645,924	-	-	79,251	(1) 2.2	725,175	2,548,999	2,595,748	2,627,179
Compressor plants	1,096,524	-	-	59,544	1,156,068	356,903	-	-	44,331	(1) 3.3 to 25	401,234	754,834	739,621	735,665
Other industrial plants	178	-	-	81	259	24	-	-	10	(1) 3.3	34	225	154	87
Stations of regulation and/or measurement of pressure	111,062	-	-	1,485	112,547	38,331	-	-	4,447	(1) 4	42,778	69,769	72,731	74,546
Other technical installations	16,865	-	-	238	17,103	9,907	-	-	1,528	(1) 6.7	11,435	5,668	6,958	8,122
Subtotal assets related to gas transportation service	4,466,301	-	-	93,850	4,560,151	1,051,089	-	-	129,567	-	1,180,656	3,379,495	3,415,212	3,445,599
Assets related to gas upstream service	117,847	1,947	-	(8,882)	110,912	56,258	-	(5,186)	7,292	2.2 to 25	58,364	52,548	61,589	68,739
Assets related to NGL production and commercialization service	460,379	-	-	16,684	477,063	230,219	-	-	24,172	(1) 5.9	254,391	222,672	230,160	243,218
Lands	5,627	-	-	-	5,627	-	-	-	-	-	-	5,627	5,627	5,627
Buildings and civil constructions	141,974	-	-	17,652	159,626	41,315	-	4,390	6,259	2	51,964	107,662	100,659	95,352
Installation in buildings	4,735	-	-	42	4,777	1,651	-	-	220	4	1,871	2,906	3,084	3,303
Machinery, equipment and tools	32,322	390	-	1,416	34,128	23,734	-	590	2,473	6.7 to 20	26,797	7,331	8,588	10,106
Computers and Telecommunication systems	229,701	-	-	8,026	237,727	135,992	-	146	13,971	6.7 to 20	150,109	87,618	93,709	95,847
Vehicles	14,574	2,355	104	-	16,825	10,914	50	-	968	10 y 20	11,832	4,993	3,660	2,492
Furniture	12,719	23	-	309	13,051	10,981	-	60	209	10	11,250	1,801	1,738	1,841
Capitalization of exchange loss (1)	177,272	-	-	-	177,272	31,066	-	-	7,522	(1) 4,2	38,588	138,684	146,206	153,728
Materials	79,871	45,210	20,554	(16,466)	88,061	650	-	-	-	-	650	87,411	79,221	101,458
Line pack	13,867	-	-	-	13,867	1,614	-	-	-	-	1,614	12,253	12,253	12,065
Works in progress	99,568	100,554	-	(112,631)	87,491	-	-	-	-	-	-	87,491	99,568	73,190
Advances to suppliers of property, plant and equipment	13,447	5,932	-	-	19,379	-	-	-	-	-	-	19,379	13,447	5,585
Total 2006	5,870,204	156,411	20,658	-	6,005,957	1,595,483	50	-	192,653		1,788,086	4,217,871		
Total 2005	5,728,716	171,530	30,042	-	5,870,204	1,410,566	2,076	-	186,993		1,595,483		4,274,721	
Total 2004	5,638,095	109,385	18,764	-	5,728,716	1,229,627	352	-	181,291		1,410,566			4,318,150

(1) See Note 2.j).

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL INFORMATION

f) Foreign currency assets and liabilities

	2006				2005		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	283	3.022 (1)	855	US$	182	545
Investments, net	US$	140,665	3.022 (1)	425,090	US$	157,602	471,546
Trade receivables, net	US$	31,068	3.022 (1)	93,887	US$	31,719	94,903
Other receivables	US$	2,957	3.022 (1)	8,936	US$	2,016	6,032
				528,768			573,026
NON CURRENT ASSETS							
Trade receivables	US$	4,868	3.022 (1)	14,710	US$	6,147	18,393
Property, plant and equipment, net	US$	2,258	3.022 (1)	6,824	US$	3,536	10,580
	XEU	678	3.986 (1)	2,703	XEU	177	626
				24,237			29,599
				553,005			602,625
CURRENT LIABILITIES							
Accounts payable	US$	11,971	3.062 (2)	36,656	US$	8,164	24,753
	XEU	-	- (2)	-	XEU	83	298
Loans	US$	32,352	3.062 (2)	99,063	US$	39,332	119,255
Other liabilities	US$	141	3.062 (2)	432	US$	175	531
				136,151			144,837
NON CURRENT LIABILITIES							
Accounts payable	US$	4,033	3.062 (2)	12,350	US$	5,680	17,221
Loans	US$	626,559	3.062 (2)	1,918,524	US$	796,980	2,416,443
				1,930,874			2,433,664
				2,067,025			2,578,501

(1) Buying exchange rate as of December 31, 2006,

(2) Selling exchange rate as of December 31, 2006,

US$: United States of America dollars

XEU: Euros