Form 20-F
period 2007-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2008-06-16
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 20-F

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 20, 2007

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B):

1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to     .

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

Commission file number: 1-13.396

TRANSPORTADORA DE GAS DEL SUR S.A.

(Exact name of Registrant as specified in its charter)

GAS TRANSPORTER OF THE SOUTH

(Translation of Registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Don Bosco 3672

5th Floor

C1206ABF Buenos Aires

Argentina

(Address of principal executive offices)

Leandro Pérez Castaño

(54-11)-4865-9077

inversores@tgs.com.ar

 (Name, telephone, email and/or facsimile number of our contact person)

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

1

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

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	Accelerated filer	X	Non-accelerated filer

Indicate by check mark which bases of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP
International Financial Reporting Standards as issued by the International Accounting Standards Board
X	Other

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes	No	X

2

TABLE OF CONTENTS:

1

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (“Annual Report”), references to “pesos” or “Ps.” are to Argentine pesos, and references to “U.S. dollars”, “dollars” or “US$” are to United States dollars. A “billion” is a thousand million. References to “m3” are to cubic meters. References to “cf” are to cubic feet, to “MMcf” are to millions of cubic feet, to “Bcf” are to billions of cubic feet, to “d” are to day and to “HP” are to horsepower.

Financial Statements

The audited consolidated financial statements (our “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”) and the requirements of Argentina’s Comisión Nacional de Valores (the “CNV”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). For a description of the principal differences between Argentine GAAP and US GAAP see Note 12 to our Financial Statements. Our Financial Statements as of and for the year ended December 31, 2007 were audited by Sibille (“KPMG”), a member firm of KPMG International, and an independent registered public accounting firm, and as of and for the years ended December 31, 2006, 2005, 2004 and 2003, were audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.  The report of KPMG, dated June 12, 2008, related to our Financial Statements is included in this Annual Report.

Our Board of Directors decided to engage KPMG as successor to Price in the role of independent accountant, commencing with year 2007. Price served as our independent accountant beginning with the year ended December 31, 2001, and this change in independent accountant is not the result of any disagreement or dissatisfaction between us and Price. The appointment of KPMG as independent accountant was approved by our Shareholders at a meeting held on April 12, 2007.

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

As a result of the changes in the application of inflation accounting described above, until February 28, 2003, our Financial Statements were prepared on the basis of general price-level accounting, which reflected changes in the purchasing power of the peso in our historical financial statements using changes in the Argentine Wholesale Price Index (“WPI”), as published by the Instituto Nacional de Estadística y Censos (or “INDEC”), as follows:

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

▪

statements regarding expected future political developments in Argentina and expected future developments regarding our license to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina (the “License”), the renegotiation process at the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”), regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and any other governmental authorities that may affect us and our business;

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

ii

▪

risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2007, 2006, 2005 and 2004, and our Financial Statements as of and for the years ended December 31, 2003, restated in constant pesos as of February 28, 2003. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent accountant’ reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated financial statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Statement of Income Data:
Net revenues (1)	1,257,273	1,309,502	1,064,738	994,084	892,795
Operating income	490,019	570,130	442,897	453,750	406,897
Net financial expense	(193,495)	(189,043)	(209,072)	(260,935)	(219,847)
Net income before income tax	294,520	379,914	230,322	158,494	164,642
Net income for the year	147,508	358,022	217,507	147,928	286,174
Per Share Data: (2)
Net income per share	0.19	0.45	0.27	0.19	0.36
Net income per ADS	0.93	2.25	1.37	0.93	1.80
Balance Sheet Data:
Property, plant and equipment, net	4,170,600	4,217,871	4,274,721	4,318,150	4,408,468
Total current assets	683,173	711,841	720,262	610,659	810,525
Total non-current assets	4,318,511	4,427,401	4,476,968	4,534,812	4,642,704
Total assets	5,001,684	5,139,242	5,197,230	5,145,471	5,453,229
Total current liabilities	312,741	378,748	339,459	354,959	3,383,493
Total non-current liabilities	1,759,395	1,978,363	2,433,664	2,583,912	11,064
Total liabilities	2,072,136	2,357,111	2,773,123	2,938,871	3,394,557
Minority interest	1	2	-	-	-
Shareholders’ equity (net assets)	2,929,547	2,782,129	2,424,107	2,206,600	2,058,672
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress) (3)	189,061	156,411	171,530	109,385	44,245
Depreciation and amortization	198,923	192,887	197,575	197,899	200,454
US GAAP Information:
Net income	219,556	405,582	270,620	151,634	597,714
Shareholders’ equity	2,158,423	1,935,498	1,527,763	1,257,386	1,103,950
Net income per share (2)	0.28	0.51	0.34	0.19	0.75
Net income per ADS (2)	1.38	2.55	1.70	0.95	3.76

(1) Includes Ps. 509,501; Ps. 491,996; Ps. 460,008; Ps. 434,343 and Ps. 422,093 of gas transportation net revenues and Ps. 747,772; Ps. 817,506;Ps. 604,730; Ps. 559,741 and Ps. 470,702 of NGL production and commercialization and other services net revenues for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(2) Net income (loss) per share under Argentine GAAP and US GAAP have been calculated using the weighted average shares outstanding. Each American Depositary Share (“ADS”) represents five shares.

(3) Represents additions to property, plant and equipment. For more information, see Note 3 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

Dividends

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual financial statements and approved by a Shareholders’ Meeting as described below. We have not paid dividends in the last five years, except for the dividend payment of Ps. 32.0 million (approximately US$ 10.0 million) made on May 7, 2008, approved at the annual meeting of our Shareholders held on April 10, 2008.

We may pay dividends as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in our new debt obligations issued on May 14, 2007 (the “New Debt Obligations”)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the New Debt Obligations)) would be less or equal to 3.75:1 (see “Item 10. Additional Information—C. Material contracts—New Debt Obligations”).

Our Board of Directors may declare interim dividends, in which case the members of the Board of Directors and of the Supervisory Committee are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law No. 19,550, as amended (the “Commercial Companies Law”) and our By-laws.

Our Board of Directors regularly submits our Financial Statements for the preceding year, together with reports thereon by the Supervisory Committee, to the Shareholders at the Annual Ordinary Shareholders’ Meeting for approval. According to Argentine law, this Ordinary Shareholders’ Meeting must be held to approve the financial statements and determine the allocation of our net income for such year. Under the Commercial Companies Law, the Shareholders are required to allocate a legal reserve equal to 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally required until such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock”, as shown on our Consolidated Statement of Changes in Shareholders’ Equity. If the legal reserve falls below the 20% required amount, dividends may not be paid until the legal reserve has been restored to at least the required 20% threshold. The amount represented by the legal reserve is not available for distribution as dividends. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the Shareholders’ Meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December, 2007	3.1490	3.1320	3.1393	3.1490
January, 2008	3.1580	3.1280	3.1453	3.1580
February, 2008	3.1690	3.1510	3.1585	3.1610
March, 2008	3.1690	3.1460	3.1560	3.1680
April, 2008	3.1840	3.1530	3.1671	3.1640
May, 2008	3.1840	3.0990	3.1504	3.0990
June, 2008 (through June, 12)	3.0990	3.0530	3.0681	3.0530

Year ended December 31,
2003	3.3500	2.7600	2.9489	2.9300
2004	3.0600	2.8030	2.9414	2.9790
2005	3.0400	2.8590	2.9236	3.0320
2006	3.1070	3.0300	3.0747	3.0620
2007	3.1800	3.0580	3.1158	3.1490

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 12, 2008, the reported exchange rate was Ps. 3.0530=US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because more than 40% of our revenues are peso-denominated and our primary assets are based in Argentina while substantially all of our liabilities and capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a sociedad anónima and most of our operations and nearly all of our assets are located in Argentina. More than 40% of our revenues are peso-denominated. Conversely, substantially all of our indebtedness is U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina and on the exchange rate between the peso and the U.S. dollar. As further described below, in the past several years, Argentine economy has recovered from a severe recession and political crisis, which began in 2001 and caused devaluation of the peso against major international currencies. These conditions have adversely affected, and may continue to adversely affect, our financial condition and results of operations, and they may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Political and economic instability in Argentina have adversely affected, and may continue to adversely affect, our financial condition and results of operations.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political and economic crisis. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on us and our net borrowing position, substantially all of which was denominated in U.S. dollars, (ii) the pesification, at a rate of Ps. 1 to US$1, of our U.S. dollar-denominated gas transportation tariffs, (iii) our default on our financial indebtedness and (iv) the elimination of tariff adjustments for public utilities based on non-Argentine indexes or other indexation methods. Although the economy has recovered significantly over the past five years, uncertainty remains as to whether the current growth and relative stability is sustainable.

The Argentine economy could be adversely affected if developing challenges are not solved in the short term. These challenges include the confrontation between farmers and the Argentine government, growing inflation, the increasing net capital outflow, and an expanding deficit in the supply of energy.

Although the economy has recovered significantly over the past five years, uncertainty remains as to whether the current growth and relative stability is sustainable. The Argentine political and economic situations have quickly deteriorated in the past, and may quickly deteriorate in the future, and we cannot assure you that the Argentine economy will continue to grow. Sustainable economic growth is dependent on a variety of factors, including international demand for Argentine exports, the stability and competitiveness of the peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable and relatively low rate of inflation. As in recent years, Argentina’s economy may suffer if political and social pressures inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence. Further, Argentine government actions concerning the economy, including those related to inflation, interest rates, price controls, foreign exchange controls and taxes, have had, and might continue to have, a material adverse effect on Argentine entities, including us. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations.

Fluctuations in the value of the peso may adversely affect the Argentine economy and our financial condition, results of operations and ability to service our debt.

Since the end of U.S. dollar-peso parity in January 2002 under the Public Emergency Law No. 25,561 (the “Public Emergency Law”), the peso has fluctuated significantly in value. As a result, the Argentine Central Bank (“BCRA”) has taken several measures to stabilize the exchange rate and preserve its reserves. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and Argentine companies, including us, to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities.

The significant peso devaluation during 2002 adversely affected our results and financial position. Substantially all of our financial debt was, and is, denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law, however, limited our ability to mitigate the impact of the peso devaluation. Particular aspects of the regulatory framework that adversely affected us included the pesification of our tariffs at a rate of Ps. 1 to US$1 compared with an average market exchange rate since then of approximately Ps. 3 to US$1, regulatory issues related to the renegotiation of our tariffs, new taxes and other restrictions on exports of propane and butane (“LPG”).

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

At May 31, 2008, the total amount of principal and interest under our consolidated U.S. dollar-denominated indebtedness was the equivalent of US$501.6 million.

Substantial inflation has occurred since the repeal of the Convertibility Law and could continue in the future, resulting in a material adverse effect on our results of operations and financial condition.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the Consumer Price Index (“CPI”) of 42.8% and in the WPI of 118.9%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public utility rate (“tariff” or “rate”) adjustments and the large drop in demand resulting from the severe recession. Inflation slowed in 2003, with the CPI increasing by 3.7% and the WPI increasing by 2.0% for the year. Further, during 2004, the CPI increased by 6.1% and the WPI increased by 7.9%. Despite the lower relative level of inflation from 2003 to 2006, inflationary pressures have increased since January 2007, resulting in greater price instability in the Argentine economy. Inflation rates reported by the INDEC since January 2007 have not reflected these increasing inflationary pressures and the INDEC numbers are considered by economic analysts to underestimate the current rate of inflation.

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

Several legal actions have been filed in the U.S., Italy and Germany by holders of Argentina’s sovereign debt who did not participate in the restructuring, which delayed settlement of the exchange offer associated with the restructuring. A judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us. In addition, the Argentine government has yet to renegotiate the terms and conditions of its defaulted debt of more than US$ 6 billion with the Club of Paris, which prevents potential European investors from borrowing money in order to do business in Argentina.

There can be no assurance that the Argentine government will not default on its obligations under the new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit providers, including the World Bank, without subsequent new loans in order to avoid a default on the indebtedness owed to such providers. All such events could also impair Argentina’s capacity to maintain the current economic recovery and could result in a recession, higher inflation, unemployment and social discontent.

The BCRA has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our foreign currency-denominated indebtedness.

Since the amendment of the Convertibility Law in December 2001, the Argentine government has imposed several temporary restrictions on the transfer of U.S. dollars outside of Argentina. Prior to January 2003, we were required to obtain the prior approval of the BCRA before we could transfer U.S. dollars outside Argentina to make payments of dividends and principal and interest on our debt obligations. Although current regulations do not require prior BCRA approval for these of payments, the BCRA may reinstate transfer of funds restrictions at any time. In such case, we cannot assure you that the BCRA will approve the transfer of funds outside Argentina for payments required under the terms of our foreign currency-denominated indebtedness. In addition, there may be a significant delay before payments required under the terms of our foreign currency-denominated indebtedness may be made.

We cannot assure you as to how long the current, more flexible regulations will be in effect or whether they will become more restrictive again in the future. If the Argentine government decides once again to tighten the restrictions on the transfer of funds, we may be unable to make dividend payments and principal or interest payments on our debt when they become due, which could have a material adverse effect on us.

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

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”). However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of companies in the United States. Furthermore, there is less extensive regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our Financial Statements in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. See Note 12 to our Financial Statements for a description of the material differences between Argentine GAAP and US GAAP as they relate to us and for a quantification of the impact of those differences on net income for the year and our Shareholder’s equity.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented approximately 41% and 38% of total net revenues during 2007 and 2006, respectively) are attributable to public service contracts, which are subject to Argentine government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”). Prior to the passage of the Public Emergency Law, our tariffs were stated in dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation.

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

▪

the profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contracts. In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”). Little progress has been made to date in the renegotiation process with UNIREN. We cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License or the tariffs for our public service contracts. The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2008.

If our public service contracts are renegotiated, the new terms of such contracts may be less favorable than the current terms of these public service contracts, and consequently our results of operations and financial condition may be materially adversely affected. Even if our public service contracts are renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

Enron Corp. (“Enron”), the parent corporation of certain Shareholders of Compañía de Inversiones de Energía S.A. (“CIESA”), our controlling shareholder, has filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Government of Argentina under the Bilateral

Investment Treaty between the United States and Argentina. We understand that the claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Argentine government to pay US$106.2 million to Enron. In two similar claims, the Argentine government is seeking the annulment of the awards in favor of the claimants. It is possible that the continued pursuit of such claim by Enron could adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities. The proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, including Enron and its affiliates, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments that were not applied in 2000 and 2001. Additionally, the proposal would require us to hold the Argentine government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected.

Even if our shareholders and CIESA’s shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed. Other similarly situated public utility companies have complied with the UNIREN requirement. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies have been significantly delayed, due to their potential impact on inflation.

In 2007, ENARGAS authorized the gas distribution company Gas Natural BAN S.A. (“BAN”), to implement an initial tariff increase of 15%. This adjustment was retroactively applicable to November 1, 2005. The resolution also includes a scheme for future adjustments. Although the adjustment could prove to be a useful benchmark in connection with further negotiations between UNIREN and the Company, no assurance can be given as to ultimate terms on which the Company may be able to secure a tariff adjustment.

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

In order to mitigate the energy crisis, the Argentine government has initiated new strategies, measures and programs with respect to the gas transportation industry, including the expansion of our pipeline and the interruption of firm transportation service (including the diversion of natural gas from the Cerri Complex), which could materially adversely affect our business, results of operations and financial condition.

Since 2002, the gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of gross domestic product between 2003 and 2007. However, notwithstanding this increase in demand, these conditions have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers. Producers of natural gas, therefore, have been limited, if not unable, to implement wellhead gas price adjustments from 2002 until May 2004, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas producers have limited their investments in exploration and production of natural gas. Likewise, the elimination of tariff adjustments for transportation companies has caused transportation companies to suffer a decrease in their profitability and, therefore, such companies have limited their investments in pipeline expansion activities. These events have contributed to the energy crisis in the natural gas industry in Argentina, where demand is exceeding available capacity.

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

In 2005, a trust fund was created to carry out the expansion of the San Martín pipeline, resulting in a transportation capacity increase of 102 MMcf/d. In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out a second, significantly larger expansion of the gas pipeline system. This new expansion will increase the aggregate transportation capacity of our system and the system of Transportadora de Gas del Norte S.A. (“TGN”) by 883 MMcf/d, of which almost 332 MMcf/d pertain to our system. The investment will be financed by the shippers who subscribe to the additional capacity.  It is expected that the first stage, which consists of an expansion of 78 MMcf/d, will be in operation in winter of 2008. The second stage, which will complete the total expansion, is expected to be finished in 2009. These works include the expansion of the pipeline which crosses the Magellan Straits.

Although the San Martín pipeline expansion project has not adversely affected our results of operations or financial condition, we cannot assure you that expansion projects will not in the future have such adverse effects.

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

Also, in 2004, the Executive Branch issued Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm gas supply contracts. On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that from time to time, as necessary, it can require us to interrupt transportation service (including those with firm transportation contracts) to our customers in order to service power stations and gas distribution companies and that ENARGAS will set the priority of transportation in such cases.

During the winter of 2007, natural gas demand from residential users continued growing and the demand from power plants was higher than in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather recorded during this season. Natural gas production could not meet this higher demand but at no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles in a first rank of priority during the emergency without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

Since February 2008, the gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, the MPFIPyS and the ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

Our NGL production could be adversely affected if the volume of natural gas transported by us declines, or especially if demand for natural gas continues to increase and new gas processing plants are built upstream from the Cerri Complex.

A sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of gross domestic product between 2003 and 2007. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, there are high rates of substitution of natural gas for other fuels, principally in power plants and vehicles. In addition, the low price of natural gas has discouraged oil and gas producers from making investments in exploration, resulting in reduced production of natural gas and a reduction in the levels of natural gas reserves.

In 2007, supply to industrial consumers, including the Cerri Complex, which has firm gas supply contracts, was restricted when high demand from firm transportation users resulting from economic growth, low hydroelectric generation and cold temperatures in winter prompted the Argentine government to instruct us to redirect firm transportation supply to power plants, residential users and vehicles. During the winter of 2007, the Cerri Complex processing was interrupted for 27 days, not including days with partial interruptions. As a result, NGL production in 2007 was the lowest in the last six years. In April and May 2008, the Cerri Complex suffered additional interruptions due to the low temperatures recorded on several days and a reduced availability of natural gas as producers performed maintenance in such months. Therefore, we are and will be adversely affected by a decrease in the natural gas supply necessary to replace our attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below).

Additionally, we could also be adversely affected by additional competition in our NGL business. In 2000, a gas processing plant was built upstream of the Cerri Complex (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization—Competition” below). Any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from NGL production and commercialization services.

Our NGL business is volatile and fluctuations in international prices may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment and the significant increase in international prices of LPG and natural gasoline, operations relating to NGL production and commercialization have represented more than 50% of our total net revenues since 2003. Any significant decline in international prices of LPG, which have fluctuated significantly over the last ten years, or natural gasoline may materially adversely affect our results of operations and financial condition.

A significant increase in the price of natural gas may adversely affect the profitability of the NGL production and commercialization business segment.

The cost of NGL production and commercialization for our own account (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below) may increase significantly, as a consequence of the natural gas price deregulation since March 2006 and the tariff surcharges (see “Item 4.— Our Information— B. Business Overview—Gas Transportation—The Argentine Natural Gas Industry—Historical Background” below) and a situation, in which Argentina currently finds itself, where natural gas production is not enough to satisfy the current demand. Because we extract and market a significant quantity of NGL for our own account, an increase in the Argentine natural gas price may have the effect of increasing our costs, and reducing our profit, from these activities.

The affirmative and restrictive covenants in our currently outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

Our currently outstanding indebtedness contains numerous affirmative and restrictive covenants that limit our ability to, among other things, create liens; incur additional debt; pay dividends, acquire shares of stock and make payments on subordinated debt; enter into transactions with affiliates; sell assets; or consolidate, merge or sell substantially all of our assets.

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

We are currently the largest transporter of natural gas in Argentina, delivering approximately 59% of the  total gas transported in Argentina, through 4,997 miles of pipeline, of which we own 4,682 miles. Substantially all of our transportation capacity, approximately 2.6 Bcf/d in 2007, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented approximately 41% and 38% of our total net revenues in 2007 and 2006, respectively.

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

We are also the largest processor of natural gas and one of the largest marketers of NGL in Argentina. We operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where NGL are separated from gas transported through our pipeline system and stored for delivery. Our NGL production and commercialization business is not subject to regulation by ENARGAS, and revenues from this segment represented approximately 53% and 55% of our total net revenues during the years ended 2007 and 2006, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remainder of our common stock. CIESA is owned 50% by Petrobras Energía S.A. (“Petrobras Energía”) (directly and indirectly through its subsidiary Petrobras Hispano Argentina S.A., which together with Petrobras Energía, we refer to herein as “Petrobras”), 40% by a trust for which ABN AMRO BANK N.V. acts as trustee (the “Trust”), and 10% by a subsidiary of Enron Pipeline Company Argentina S.A. (“EPCA”).

On April 16, 2004, Petrobras and Enron signed the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”), which contemplates a two-stage reorganization of CIESA’s ownership. The first stage of the reorganization was carried out on August 29, 2005. In this first stage, Enron Argentina CIESA Holding S.A. (“EACH”) and EPCA transferred 40% of the outstanding share capital of CIESA to the Trust, and Petrobras transferred Class “B” common shares (representing 7.35% of our outstanding share capital), which it held directly and not through CIESA, to EPCA and EACH.

The second stage of CIESA’s reorganization will be implemented through the Restructuring Agreement, dated September 1, 2005, among CIESA, its current shareholders and its creditors. The Restructuring Agreement provides for a second stage in two steps. The first step, which has been completed, was the partial refinancing of CIESA’s indebtedness (due in April 2002) for approximately US$23 million. The second step, which will be completed after approval by the ENARGAS and the CNDC, will consist of (a) the cancellation of CIESA’s remaining indebtedness (the principal amount of which is US$201 million) in exchange for CIESA’s transfer to its creditors of TGS class “B” common shares that account for approximately 4.3% of TGS’s common stock, which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares held by EPCA, (b) the issuance of new CIESA shares in such a manner that the creditors will hold 50% of the common stock of CIESA and (c) the transfer by the Trust of its CIESA shareholding to Petrobras, leaving Petrobras with the remaining 50% of CIESA’s shares.

During the last three years, our aggregate capital expenditures amounted to approximately Ps. 516.9 million. Such capital expenditures include Ps. 171.4 million related to our gas transportation system expansions (of which Ps. 80 million were financed by advances from customers), Ps. 192.7 million related to improvements to our gas transportation system, Ps. 102.9 million related to NGL production and commercialization activities and Ps. 49.9 million  related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

Our most significant capital expenditure during the last three years was the finalization of our gas transportation system expansion. This project was implemented within the framework of a Trust Fund constituted by the Executive Branch of the Argentine government for the purpose of financing gas pipeline systems expansions. The expansion generated a transportation capacity increase in the General San Martín Pipeline of 102 MMcf/d and required an aggregate investment of US$ 351 million, of which US$ 311 million was financed by the investors in the Trust Fund and approximately US$ 40 million (including Value Added Tax, “VAT”) was provided by us. Eighty percent of the revenues obtained from the expanded transportation capacity will be applied towards repaying our investment.

Aside from the expansions carried out under the gas trust fund framework, we also conducted an expansion project in order to meet new firm transportation requirements for an additional capacity of 56 MMcf/d, which capacity was subscribed by Aluar Aluminio Argentino S.A.C.I. (“Aluar”) and certain natural gas producers. This expansion project involved the construction of 50 miles of loops along the San Martín pipeline and the renovation of a compressor plant. This expansion, which cost approximately Ps. 80 million, was financed by means of advance payments from the customers, which are being cancelled through the effective rendering of services. These expansions allowed an increase in our gas transportation revenues of approximately Ps. 26 million annually.

In April 2008, we conducted a new open bidding process for firm transportation capacity and our clients requested between 71 MMcf/d and 81 MMcf/d effective in 2008 and 2009, subject to the approval of ENARGAS. It is expected that the transportation expansion needed to satisfy these requests will require us to invest approximately between US$ 87 and US$ 99 millions, depending on the final contracted capacity. The investment will be totally financed by advances from clients.

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

Gas transportation services accounted for approximately 41%, 38% and 43% of our total net revenues in 2007, 2006 and 2005, respectively. In 2007, approximately 93% of our average daily gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below). Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS.  During 2007, the amount of net revenues derived from firm transportation contracts was approximately Ps. 465.7 million, representing 91% of the total net revenues for the gas transportation segment.  Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into predominantly with four gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 5.0 million end-users, including approximately 3.5 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGas S.A. (“MetroGas”), BAN, Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These distribution companies serve in the aggregate approximately 67% of the distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2007, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in million)	% of deliveries received from us
MetroGas (1)	280.7	25%	2.1	90%
Camuzzi Pampeana (1)	173.1	15%	1.1	98%
Camuzzi Sur	158.6	14%	0.5	100%
BAN (1)	144.8	13%	1.4	69%
		67%	5.1

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, at December 31, 2007, 2006 and 2005, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	December 31,
	2007		2006		2005
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)
MetroGas	777	176.9	795	175.4	796	172.8
Camuzzi Pampeana	452	86.3	507	87.7	388	81.3
BAN	346	68.6	366	69.5	325	64.0
Camuzzi Sur	371	20.6	363	20.5	345	19.1
Others	621	113.3	495	95.7	556	91.2
Total firm	2,567	465.7	2,526	448.8	2,410	428.4
Interruptible and others:		43.8		43.2		31.6
Total	2,567	509.5	2,526	492.0	2,410	460.0

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

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2007, 2006 and 2005:

	December 31,
	2007	2006	2005
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGas	710	699	685
Camuzzi Pampeana	364	350	335
Camuzzi Sur	261	237	222
BAN	297	286	268
Others	431	445	374
Subtotal firm	2,063	2,017	1,884
Subtotal interruptible	166	145	148
Total	2,229	2,162	2,032
Average annual load factor(1)	87%	86%	84%
Average winter heating season load factor(1)	93%	94%	92%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

Since privatization of the pipeline system, we have succeeded in increasing peak-day delivery capability, as reflected in the pipelines’ increase in average three-day peak deliveries, from 1.5 Bcf/d in 1991, as measured by GdE (no statistical data is available for 1992), to 2.4 Bcf/d in 2001, representing an increase of 55%. From 2001 to 2007 the average three-day peak deliveries has increased only slightly to 2.7 Bcf/d, representing an increase of 13% and reflecting the unfavorable investment climate since late 2001.

Pipeline Expansions. As a result of increased availability, we have conducted several open biddings designed to provide all potential shippers with the opportunity to secure additional firm transportation capacity.

In light of the lack of expansions of the natural gas transportation system over recent years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in all segments of the Argentine economy, the Argentine government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS - the framework for the creation of a trust fund (the “Gas Trust”) with the aim of financing gas transportation system expansions.

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 102 MMcf/d. The expansion was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The work, which was finished in August 2005, partially came into service in July 2005.

The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and compressed natural gas (“CNG”) suppliers for whom gas transportation supply is made under firm contracts. We invested approximately US$40 million in the expansion (including VAT in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 23 million. This amount is expected to be fully repaid at the end of the license period.

In April 2006, the MPFIPyS, the Federal Energy Bureau and gas transportation companies, among others, signed a letter of intent to carry out a second and much more significant expansion of the gas transportation pipeline system. The letter of intent was ratified by the Executive Branch through decree No. 660/08, issued on April 17 2008. This new expansion will increase the transportation capacity of our system and TGN’s system by a total of 883 MMcf/d, of which approximately 332 MMcf/d pertain to our system. In December 2006, the gas trust fund contracts and a project management agreement among the Federal Energy Bureau, Nación Fideicomisos S.A and us (the “Management Agreement”) was signed. Under the Management Agreement, we will receive Ps. 50 million plus VAT as a consideration for the services to be rendered for the first 247 MMcf/d of capacity.  The expansion works management fee for the remaining 85 MMcf/d has not yet been determined. The expansion shall be deemed the property of a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The cost of the project will be repaid principally through the levy of a new surcharge on the industries, power plants and large and medium-size businesses, other than users of CNG for vehicles. It is expected that the first stage, which consists of an expansion of 78 MMcf/d, will be in operation in winter of 2008. The second stage, which will complete the total expansion, is expected to be finished in 2009. These works include the expansion of the pipeline which crosses the Magellan Straits.

Additionally, as we described above, we conducted the work on an expansion of our pipeline system (see “- Our history and development – General”), in order to meet new firm transportation requirements subscribed by Aluar and gas producers.

In April 2008, we conducted a new open bidding process for firm transportation capacity and our clients requested between 71 MMcf/d and 81 MMcf/d effective in 2008 and 2009, subject to the approval of ENARGAS. It is expected that the transportation expansion needed to satisfy these requests will require us to invest approximately between US$ 87 and US$ 99 millions, depending on the final contracted capacity. The investment will be totally financed by advances from clients.

System Improvements. In 2007, 2006 and 2005, we made capital expenditures in the aggregate amount of approximately Ps. 28.2 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines in accordance with Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; in the last five years we had not had significant ruptures in our system’s pipeline.

We conduct hydrostatic tests of our pipeline in order to identify any Stress Corrosion Cracking (“SCC”) that may occur, which tests traditionally require interruption of gas transportation service for approximately one month. Currently, this is impracticable due to high gas transportation demand. Therefore, in 2004, we contacted a Russian internal inspection service supplier, who offered us an internal inspection tool that would permit the detection of SCC without interruption of gas transportation service. In 2007, we used this tool to test 261 miles of Neuba I pipeline, obtaining positive results in the detection of SCC. In 2008, this tool will be adjusted to improve its performance and will be used to inspect 725 miles of pipeline in the Neuba I and San Martín pipelines.

Moreover we are carrying out precise diggings with a susceptibility model developed by us in order to find cracks in the area of Dolavon.

In addition, during 2007, 2006 and 2005, internal inspections were successfully carried out through 1,992 miles of pipelines in order to detect failures and damages produced by rust and corrosion, which cost amounted to approximately US$ 4.9 million. The total miles to be inspected through 2008 were established jointly with the ENARGAS.

These inspections have been performed by a supplier under a five-year agreement, which will expire in December 2008. As a result of these inspections, it will be necessary to do specific repairs, some of which included the replacement of small sections of pipelines.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods. The Settlement Agreement, mentioned in “—Our History and Development—General”, includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. Since that date, Petrobras Energía has been our technical operator and is in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards.

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

In spite of the devaluation of the peso, from early 2002 until May 2004 wellhead gas prices remained unchanged. This was the indirect consequence of the government prohibition on distribution companies passing through price increases implemented by producers, which made it impossible for producers to implement any increase in the wellhead gas price. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, industries and large businesses. For such large consumers (except for power plants), the wellhead gas price has been deregulated since March 31, 2006. Nevertheless, the natural gas price for these large consumers can not be higher than the export parity price (net of tax on exports). These adjustments were complemented by lower increases in the price of natural gas for CNG vehicles, and without any increase yet in the price of natural gas for residential consumers.

Demand for Natural Gas. Natural gas consumption in Argentina has increased more than 60% from approximately 787.0 Bcf in 1993 to 1,360.7 Bcf in 2007, representing a compound annual rate of growth in consumption of approximately 4.0%. Natural gas has experienced a significant increase in market share in Argentina in recent years reaching approximately 53% of total national energy consumption in 2006 (the most recent year for which data is available), which is greater than the comparable percentage for worldwide energy consumption. Despite the relatively high market share for natural gas in Argentina as compared to other countries, significant additional potential demand for natural gas exists as a result of recent growth in the Argentine economy and the constraints on the supply of natural gas resulting from governmental restrictions on increases in the wellhead price of natural gas, as well as limits on increases in the transportation and distribution tariffs.

The graphic below sets forth the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the year ended December 31, 2007, the most recent year for which such information is available:

Source: ENARGAS

A sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of gross domestic product between 2003 and 2007. Natural gas became, by far, the cheapest fuel due to the pesification and lack of adjustment of transportation and distribution tariffs and the limited increases of wellhead gas prices. As a consequence, there are high rates of substitution of natural gas for other fuels in industries, power plants and vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The Argentine government has decided to play a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investments in exploration, production, transportation and distribution of natural gas. The goal of the measures set forth below is to reduce the impact of the energy crisis on the recovering Argentine economy:

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

•

construction of a new pipeline to transport the import of 978 MMcf/d of natural gas from Bolivia;

•

construction of two thermal power plants financed by the Argentine government and power plants; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance gas and electricity expansions.

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

The financing approach taken during the 1990s by privatized companies not only resulted in a significant increase of gas transportation capacity and distribution in the gas transportation systems but also the introduction of new technologies and the development of optimal operative maintenance conditions of the systems. The excellent maintenance conditions that were developed have enabled the privatized companies to continue delivering quality in gas transportation and distribution services and respond to a growing demand, despite the inability of such companies to make additional capital investments in the systems during the Argentine economic crisis earlier this decade. However, the deterioration of the tariff regime and abrogation of the adjustment mechanism specified in the private companies’ licenses, as well as the Argentine peso devaluation, have turned Argentina into the Latin American country with the lowest cost of gas, making it difficult for companies to raise sufficient capital to implement the expansion projects necessary to address high gas demand growth rates.

Despite the government efforts, the measures described above are insufficient to satisfy, in the short-term, the increasing demand. Furthermore it is expected that Bolivia will not be able to provide the 272 MMcf/d of natural gas that the Argentine government agreed with the Bolivian government to import. In addition, the Government of Bolivia recently announced that the additional 706 MMcf/d agreed to be supplied in 2010 should be rescheduled.

The Argentine government, through the national company ENARSA, is currently assessing the advisability of building two liquefied natural gas regasification plants (in Bahía Blanca and in Uruguay) intended to cover the natural gas market deficit. In the meantime, the Argentine government, through ENARSA, has contracted a liquefied natural gas regasification ship, which will allow the import of around 283 MMcf/d in order to cover the natural gas deficit in winter of 2008 and the following years until the plants are built. ENARGAS assigned TGS the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship to the existing transportation pipeline.

The Argentine government is also assessing the possibility of increasing the natural gas supply in the Austral Basin, which will depend on the expansion of our gas pipeline in the Strait of Magellan scheduled for 2009. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” above for more information.

In addition, the Argentine government has announced a new measure that will allow natural gas producers to market, at higher prices, natural gas extracted from new fields or fields that require more expensive extraction techniques.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 64% of the gas transported by our system in 2007 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2006, production in 2006 (the last year for which information is available) and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(1)(2)	Production 2006	Reserve Life(3)
		Bcf	Bcf	(years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	6,491.8	1,050.1	6.2
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	4,121.6	360.7	11.4
Golfo San Jorge	Chubut, Santa Cruz (north)	1,294.5	162.6	7.9
Cuyo	Mendoza (north)	15.2	2.2	7.5
Noroeste	Salta, Jujuy, Formosa	2,424.7	248.9	9.7
Total		14,347.8	1,824.5	7.9

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

Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 65% was transported by us and approximately 35% by TGN for the year ended December 31, 2007.

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

Regulatory Framework

Industry Structure. The Natural Gas Act, together with Decree No. 1,738/92, other regulatory decrees, El Pliego de Bases y Condiciones para la Privatizacion de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of gas in Argentina. Law No. 17,319 (the “Hydrocarbons Law”) regulates the midstream gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we operated until 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS. ENARGAS may reject these contracts if it determines that they were not entered into on an arm’s-length basis.

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

Most of the electrical power stations do not have firm gas supply agreements and, as a result of the gas shortage in Argentina, have increasingly used imported natural gas and used alternative fuels that are more expensive than natural gas produced in Argentina. In 2004, the Executive Branch issued Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm gas supply contracts. On April 21, 2004, the MPFIPyS issued Resolution No. 208/04 that ratified an agreement between the Federal Energy Bureau and gas producers to give effect to this new system.

On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that, in the event there is insufficient gas available in the market to supply power stations, we can be required to interrupt transportation services (including those with firm transportation contracts) to our customers in order to give priority to gas distribution companies and power plants that have not entered into firm transportation contracts. In any such case, ENARGAS will set the priority of transportation.

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

At the end of May 2007, due to a rise in demand resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under this resolution for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients. We have not received any judicial claims from any of our firm transportation clients as of date of issuance of this Annual Report.

During the winter of 2007, natural gas demand from residential users continued growing and the demand from power plants was higher than in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather recorded during this season. Natural gas production could not meet this higher demand, but at no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles in a first rank of priority during the emergency without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. These governmental measures did not have a material impact on our results.

Since February 2008, the gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, the MPFIPyS and the ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

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

As mentioned above, tariff adjustments contemplated within the regulatory framework are no longer effective since the approval of the Public Emergency Law in early 2002, which among other provisions eliminated tariff indexing increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one U.S. dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2008.

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

In June and November 2005, we received two proposals from UNIREN which were in line with the previous one. These proposals also established, as an additional condition, the Company’s, and any of our shareholders, abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. We responded to the proposals by declaring that the original 10% increase was insufficient. We did commit not to make any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, we stated our intention to make our best efforts to obtain similar commitments from our investors.

In November 2005, in response to the request made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Argentine Republic. However, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of EPCA and EACH (both our shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder), gave information regarding the existence of a claim which, jointly with Enron, has been initiated against the Argentine Republic before the ICSID. Ponderosa stated it would consider withdrawing its claim only in the event it was fairly compensated. On May 22, 2007, ICSID decided against the Argentine government and ordered it to pay US$106.2 million to Enron.

During 2006, the UNIREN made two new proposals to us with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process. Since then, although negotiations continued between the UNIREN and us, we have not arrived at an agreement on tariff re-composition.

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

	TGS	TGN
	Bcf/d
Camuzzi Pampeana	451.4	8.8
MetroGas	778.2	89.7
BAN	346.9	152.2

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

Currently the Noreste pipeline is the most important pipeline project, lead by the Argentine government, which may connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The capacity of this pipeline is anticipated to be approximately 978 MMcf/d. Construction of this gas pipeline is expected to start in 2008, with the pipeline beginning operation in 2010. However, there are some uncertainties when the natural gas supply from Bolivia to be transported in this new pipeline will be available. The Bolivian government has expressed its desire to reschedule the initiation of the supply of the committed 706 MMcf/d.

In addition, the Argentine government, through the national company ENARSA, is currently assessing the advisability of building two liquefied natural gas regasification plants (in Bahía Blanca and in Uruguay) intended to cover the natural gas market deficit.

These large new projects might reduce future investments in the exploration of fields from which we transport gas and consequently could decrease the volumes transported, adversely affecting our revenues from the gas transportation and NGL production and commercialization business segments.

NGL PRODUCTION AND COMMERCIALIZATION

NGL production and commercialization activities are not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for local market at low prices, the Argentine government enacted Law No. 26,020, which is described in further detail below.

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

Our export sales of LPG are sold to Petrobras International Finance Company (“PIFCo”), a subsidiary of Petrobras Petróleo Brasileiro S.A., under a 36-month term agreement which will expire on August 31, 2009. The contract provides for sales of approximately 242,506 short tons per year at the price quoted in Mont Belvieu, Texas, less a fixed discount per metric ton. Natural gasoline is also sold to PIFCo under an agreement expiring on December 31, 2009. This agreement provides for sales of approximately 9,921 short tons per month at NWE Ara price, less a fixed discount per metric ton.

Ethane is sold to PBB Polisur S.A. (“PBB”) under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,376 short tons per year. The price is fixed until December 31, 2007, and then will be adjusted based on various factors including the PPI, the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges.

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

The NGL production and commercialization segment increased its percentage of our total revenues from 19% in 2001 to 53% in 2007, as a consequence of the adverse change in the regulated gas transportation segment, and the rises in the international prices of LPG and natural gasoline experienced during recent years, which generated principally higher revenues from exports.

The annual sales for the Cerri Complex for 2007, 2006 and 2005 in short tons were as follows:

	2007	2006	2005
Ethane	336,947	419,131	376,678
LPG	460,474	592,657	498,542
Natural gasoline	101,727	126,491	108,260
Total	899,148	1,138,279	983,480

In addition, our management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from our gas transportation and NGL production and commercialization businesses.

A sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of gross domestic product between 2003 and 2007. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, there are high rates of substitution of natural gas for other fuels, principally in power plants and vehicles. In addition, the low price of natural gas has discouraged oil and gas producers from making investments in exploration, resulting in reduced production of natural gas and a reduction in the levels of natural gas reserves.

In 2007, supply to industrial consumers, including the Cerri Complex, which has firm gas supply contracts, was restricted when high demand from firm transportation users resulting from economic growth, low hydroelectric generation and cold temperatures in winter prompted the Argentine government to instruct us to redirect firm transportation supply to power plants, residential users and vehicles. During the winter of 2007, the Cerri Complex processing was interrupted for 27 days, not including days with partial interruptions. As a result, NGL production in 2007 was the lowest in the last six years. In April and May 2008, the Cerri Complex suffered additional interruptions due to the low temperatures recorded on several days and a reduced availability of natural gas as producers performed maintenance in such months.

Law No. 26,020, enacted in April 2005, set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee supply and price stability of said products in the domestic market. Consequently, we shall not be able to select freely the markets to allocate LPG production and we need a written authorization from Federal Energy Bureau for each export operation. As we are effectively required to meet domestic demand before exporting significant amounts of LPG, we are not able to take full advantage of rising international prices, and consequently run the risk of relinquishing revenues from foreign markets with higher prices than those established for local consumers, which have remained fixed since September 2005 by the Federal Energy Bureau, in order to satisfy the minimum market demand stated by the Federal Energy Bureau.

Since 2002, LPG and natural gasoline exports have been subject to a tax on export. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Currently, a variable export tax regime is in force, with a minimum effective tax rate of 31.03% when LPG and natural gasoline international prices are lower than US$ 663 and US$ 920 per metric ton, respectively. See “Item 5. Operating and Financial Review and Prospects. A. Operating results—Discussion of results of operations for the three years ended December 31, 2007, 2006 and 2005” for more information.

Competition

Repsol-YPF, together with Petrobras Petroleo Brasileiro and Dow Chemical, created Compañía MEGA S.A. (“MEGA”), which, at the end of 2000, finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from NGL production and commercialization services. To minimize the revenue impact of any project developed upstream of the Cerri Complex, during 2000 and 2001, we signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have access to the associated liquids. Also, in December 2005, we agreed with major gas producers from the Austral basin to process their natural gas in the Cerri Complex for a ten year term, and we obtained their commitment to not build gas processing plants upstream of the Cerri Complex during this term.

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

In March 2006, we finalized the construction of a treatment and compression plant which belongs to Sipetrol Argentina S.A. (a subsidiary of Chile’s national oil company Empresa Nacional del Petróleo - ENAP) at its Tierra del Fuego reception base, which receives gas from the offshore area CAM2A/south of the Poseidón platform. Further to the construction service, we render treatment and compression services to this new plant for a five-year term. As a result of the agreements mentioned above, we were able to obtain a contract for the natural gas supply of 11 MMcf/d for our liquids business.

In 2006, we also completed the construction of a 14-inch link pipeline for a length of 9 miles, with a transportation capacity of 106 MMcf/d, that links the Agua del Cajón field (operated by Capex S.A.) to the main pipeline Neuba I, in the province of Neuquén.

In April 2007, we finalized the construction of a 16-inch link pipeline for a length of 35 miles in the province of Chubut for Aluar, which is designed  to increase gas volume to meet the operative needs of its plant expansion.

Also, during 2007, we renewed many of our service contracts related to other services, which will help to ensure the performance of the business in the mid-term.

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

In 2007, Telcosur implemented an expansion of our network capacity from Bahía Blanca to Comodoro Rivadavia through an investment of US$ 0.9 million. Currently, Telcosur is implementing the expansion of our network capacity from Comodoro Rivadavia to Río Gallegos with a cost of US$ 0.8 million, which we expect to complete in September 2008. Due to Telcosur’s commitment to safety and environmental protection, Moody International Group certified in December 2006 Telcosur’s Quality Management System in line with ISO 9001 standards and Telcosur’s Environmental Management System along with ISO 14001 standards.

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina

(2) Incorporated in Uruguay

(3) Incorporated in Brazil

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of April 30, 2008:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
D.E. Shaw Laminar Emerging Markets L.L.C. (“D.E. Shaw”)	60,803,041	7.653	B

As of April 30, 2008 a total of 19,012,058 ADRs, representing 95,060,290 Class B shares, were held by approximately 60 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render gas transportation service through a pipeline system of 4,997 miles long, of which we own 4,682 miles. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2007, is set out in the table below:

Major Pipeline	Length Miles	Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,081	24/30	60	54	17	372,800
Neuba I/Loop Sur	731	24/30	60	11	4	52,550
Neuba II	1,064	30/36	70	18	6	145,980
Other (1)	806	Various	Various	6	3	7,760
Total	4,682			89	30	579,090

(1)

Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline serves principally the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia. We have expanded this pipeline significantly over the years, most recently in August 2005. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” for more information.

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

Information regarding gas transportation system expansion is included in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

NGL production and commercialization

Our NGL production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 1.6 Bcf/d.

In 2007, the expansion works of one of the Cerri Complex plants were concluded, resulting in a production capacity increase of 33,069 short tons of propane, butane and natural gasoline, through the ability to process higher natural gas volumes of 106 MMcf/d.

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

Midstream

As part of this business segment, we provide services relating to natural gas including treatment, gathering and gas compression, which are rendered at four treatment plants located in the gas fields with a total capacity of 240 MMcf/d and four gas compression plants with a total capacity of 39,400 HP. The following chart shows summary information regarding the treatment and compression plants’ capacity:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	5,200
BRTF	21	3,400
Cornejo – Ramos	106	3,800
Total	240	39,400

Telecommunication

We own two interconnected networks which consists of: (i) a flexible and modern microwave digital network with SDH technology and more than 2,858 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West and Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South, and (ii) a dark fiber optic network, with more than 1,056 miles., which covers the route: La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza.

Environmental Matters

We believe that our current operations are in compliance with applicable laws and regulations related to the protection of the environment.

Over the past decade, we have consistently studied, monitored and improved our policies with regard to environmental issues.

Regarding our commitment to quality, environment and safety, outlined in our Quality, Environment, Safety and Occupational Health Policy, the most significant activities in 2007 are detailed below:

✓

We successfully passed Moody International Group’s surveillance Audit of the ISO 9,001, ISO 14,001 and OHSAS 18,001. receiving its recommendation for their recertifications.

✓

We completed the construction of the second gathering pool to collect industrial runoff in the Cerri Complex.

✓

We continued our online public consulting system through our web site, through which people living nearby may find information about the projects undertaken by us and perform enquiries about the environmental impact assessment.

✓

We continued with the implementation of the Behavior-Based Safety Process at the Cerri Complex, which seeks to identify probable operational accident risks to reinforce prevention.

✓

In 2007, to improve the fire fighting system at the Cerri Complex, we acquired a fully equipped fire-truck.

We have established an environmental and industrial safety investment plan for the period of 2008-2010 with a budget of approximately US$ 22.0 million.

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

Item 4A. Unresolved Staff Comments

We do not have any unresolved staff comments.

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following Operating and financial review and prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and the report of our registered public accounting firm included elsewhere herein. Such financial statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV. See Note 12 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S - X of the SEC.

This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve certain risks, uncertainties and assumptions. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. Our actual results may differ materially from those identified in these forward-looking statements. For more information on forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements.” In addition, for a discussion of important factors, including, but not limited to, the pesification of our tariffs and other factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Item 3. Key Information—D. Risk Factors.”

For information relating to the presentation of financial information see “Presentation of Financial and Other Information”.

Critical accounting policies and estimates

Except as further discussed under “Presentation of Financial and Other Information,” we prepare our financial statements in pesos and in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders equity as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, see Note 12 to our Financial Statements.

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

As of December 31, 2007, under Argentine GAAP and US GAAP, we have recorded an impairment of Ps. 19.6 million in order to expense the total carrying amount of certain turbines as they became obsolete. No impairment losses have been recognized for 2006 and 2005.

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

Credit on Assets Tax

We have also recorded an asset of Ps. 113.9 million as of December 31, 2007, for the value of our tax credit related to asset tax. In the opinion of management, it is more likely than not that we will utilize such asset against future income tax charges within the recoverable term of ten years (which began in 2002 and expires in 2012), and as a result, no valuation allowance was recognized.

We believe that our accounting policy relating to Credit on Assets Tax is a “critical accounting policy” because:

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

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2007, and 2006 and net income for the years ended December 31, 2007, 2006 and 2005:

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

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2007, and 2006 and net income for the years ended December 31, 2007, 2006 and 2005. Net income under Argentine GAAP for the years ended December 31, 2007, 2006 and 2005 was approximately Ps. 147.5 million, Ps. 358.0 million and Ps. 217.5 million, respectively, as compared to approximately Ps. 219.6 million, Ps. 405.6 million and Ps. 270.6 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2007, and 2006 was Ps. 2,929.5 million and Ps. 2,782.1 million, respectively, as compared to approximately Ps. 2,158.4 million and Ps. 1,935.5 million, respectively, under US GAAP.

New accounting pronouncements under Argentine GAAP

In 2007, no Argentine GAAP accounting pronouncement has been issued.

Accounting pronouncements issued but not yet adopted under US GAAP

The following is a summary of recent changes in US GAAP. We do not believe any of these changes will have a material impact on US GAAP reconciliation of our reported financial results:

1.

Fair value measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 “Fair value measurements” establishing a framework for measuring fair value in generally accepted accounting principles (GAAP), and expanding disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of SFAS No. 157 fair value measurement requirements for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis. We are currently evaluating the impact of SFAS No. 157 on our financial position and result of operations.

2.

Fair value option  for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “The fair value option for financial assets and financial liabilities”, or SFAS No. 159. SFAS No. 159 establishes a fair value option under which entities can irrevocably elect to report certain financial asset and liabilities at fair value, with changes in fair value recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will evaluate the impact of SFAS No. 159 on our financial statements.

3.

Non-controlling interest in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interest in consolidated financial statements”. This statement amends Accounting Research Bulletin No. 51, “Consolidated financial statements” to establish accounting and reporting standards for the non-controlling interest in subsidiaries and requires non-controlling interest to be treated as a separate component of equity. SFAS No. 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially adopted, except for the presentation and disclosure requirements which shall be applied retrospectively. We will evaluate the impact of SFAS No. 160 on our financial statements.

4.

Disclosures about derivative instruments and hedging activities an amendment of SFAS No. 133

In March 2008, the FASB issued SFAS No. 161, “Disclosures about derivative instruments and hedging activities an amendment of SFAS No. 133”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity’s financial position, financial performance, and cash flows. This Statement is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We will evaluate the impact of SFAS No. 161 on our financial statements.

5.

The hierarchy of generally accepted accounting principles

In May 2008, SFAS No. 162 “The hierarchy of generally accepted accounting principles” was issued by the FASB. This sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendments to their auditing standards. We will evaluate the impact of SFAS No. 162 on our financial statements.

Factors affecting our consolidated results of operations

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that occurred in 2002, and (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the regulated tariff for the transportation and distribution of natural gas. In 2002, the peso was devalued against the U.S. dollar by 237.0% and Argentina experienced a cumulative rise in the CPI of 40.7% and in the WPI of 118.2% from December 2001 through December 2002.

Under CNV rules, our results of operations for the year ended December 31, 2002 and for the two-month period ended February 28, 2003 were adjusted to account for the effects of inflation in Argentina during those periods. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our financial statements, as inflation reported by INDEC returned to normalized levels, as illustrated in the table below.

	December 31,
	2007	2006	2005	2004	2003
	(annual % change)
Wholesale price index	14.4	7.2	10.6	7.9	2.0
Consumer price index	8.5	9.8	12.3	6.1	3.7
Devaluation / (Appreciation) of pesos vs. U.S. dollar	2.8	1.0	1.8	1.7	(13.1)

Source: INDEC, Banco de la Nación

Inflation rates reported by the INDEC since January 2007 have not reflected currently increasing inflationary pressures, and the INDEC numbers are considered by economic analysts to underestimate the current rate of inflation.

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

Discussion of results of operations for the three years ended December 31, 2007, 2006 and 2005

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2007, 2006 and 2005, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Years ended December 31,		Year ended December 31, 2007 compared to year ended December 31, 2006		Year ended December31,	Year ended December 31, 2006 compared to year ended December 31, 2005
	2007	2006	Variation	Percentage change	2005	Variation	Percentage change
Gas Transportation	509.5	492.0	17.5	3.6%	460.0	32.0	7.0%
NGL production and commercialization	667.4	726.4	(59.0)	(8.1%)	546.3	180.1	33.0%
Other services	80.4	91.1	(10.7)	(11.7%)	58.4	32.7	56.0%
Net revenues	1,257.3	1,309.5	(52.2)	(4.0%)	1,064.7	244.8	23.0%
Operating costs	(442.3)	(434.9)	(7.4)	1.7%	(332.4)	(102.5)	30.8%
Depreciation and amortization	(196.4)	(189.0)	(7.4)	3.9%	(194.7)	5.7	(2.9%)
Costs of sales	(638.7)	(623.9)	(14.8)	2.4%	(527.1)	(96.8)	18.4%
Gross profit	618.6	685.6	(67.0)	(9.8%)	537.6	148.0	27.5%
Administrative and selling expenses	(128.6)	(115.4)	(13.2)	11.4%	(94.7)	(20.7)	21.9%
Operating income	490.0	570.1	(80.2)	(14.1%)	442.9	127.2	28.7%
Other expenses, net	(2.6)	(0.7)	(1.9)	271.4%	(6.1)	5.4	(88.5%)
Gain / (loss) on related companies	0.6	(0.4)	1.0	(250.0%)	2.6	(3.0)	(115.4%)
Net financial expense	(193.5)	(189.0)	(4.5)	2.4%	(209.1)	20.1	(9.6%)
Income tax expense	(147.0)	(21.9)	(125.1)	571.2%	(12.8)	(9.1)	71.1%
Net income	147.5	358.0	(210.5)	(58.8%)	217.5	140.5	64.6%

Year 2007 compared to year 2006

Net revenues

Regulated gas transportation segment. Gas transportation service is our main business activity measured by the invested capital and the resources involved in its operation; however, it is not as significant as our NGL production and commercialization business in our total net revenues because of the pesification of regulated tariffs at an exchange rate of US$ 1=Ps. 1 implemented by the Public Emergency Law. The gas transportation segment represented approximately 41% and 38% of total net revenues earned during the years ended December 31, 2007 and 2006, respectively. A substantial portion of our gas transportation service revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2007 increased by 3.6% as compared to 2006. This increase was principally a consequence of additional revenue generated by new firm transportation contracts signed with Aluar and natural gas producer clients, which became effective in March and May 2007. For that purpose, between the end of 2006 and the beginning of 2007, a 57 MMcf/d expansion was carried out for approximately Ps. 80 million, financed by said clients. The works consisted of construction of a 50 mile loop in San Martín Pipeline and the revamping of a compressor plant. These expansions are expected to generate annual revenues of approximately Ps. 26 million. See “Item 4. Our Information —Business Overview — Gas Transportation — Pipeline Operations — Pipeline Expansion.”

In April 2006, MPFIPyS, the Federal Energy Bureau and gas transportation companies, among others, signed a Letter of Intent to carry out a second, much more significant expansion of the gas pipeline system. The letter of intent was ratified by the Executive Branch through decree No. 660/08, issued on April 17, 2008. This new expansion will increase the aggregate transportation capacity of our system and TGN’s system by 883 MMcf/d, of which almost 332 MMcf/d pertain to our system. Under a management agreement signed in connection with this second expansion, we will receive Ps. 50 million plus VAT as consideration for management services to be rendered for the first 247 MMcf/d of capacity. The fee for management services that we will earn in connection with the remaining 85 MMcf/d has not yet been determined. It is expected that the first stage, which consists of an expansion of 78 MMcf/d, will be in operation in winter of 2008 in Argentina. The second stage, which will complete the total expansion, is expected to be finished in 2009. These works include the expansion of the pipeline which crosses the Magellan Straits.

In April 2008, we conducted a new open bidding process for firm transportation capacity and our clients requested between 71 MMcf/d and 81 MMcf/d effective in 2008 and 2009, subject to the approval of ENARGAS. It is expected that the transportation expansion needed to satisfy these requests will require us to invest approximately between US$ 87 and US$ 99 millions, depending on the final contracted capacity. The investment will be totally financed by advances from clients.

The Executive Branch, through Decree No. 180/04 issued on February 16, 2004, established an electronic market for natural gas trading known as the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions in both the gas spot and the transportation and distribution secondary markets along with producing efficient prices through offer and demand free interaction. To that end, all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with the Federal Energy Bureau’s requirements. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. Revenues related to the interruptible transportation service might, therefore, be affected in the future due to the operation of the MEG (for further information, see “Item 4. Our Information – B. Business Overview – Gas Transportation – The Argentine Natural Gas Industry – Historical Background”). Revenues related to interruptible transportation service amount to Ps. 32.9 million and Ps. 34.9 million for the years ended December 31, 2007 and 2006, respectively.

We are still in the process of renegotiating our tariffs, and our tariff rates were unchanged in 2007 from 2006. For more information see “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates”.

NGL production and commercialization segment. Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for local market at low prices, the Argentine government enacted Law No. 26,020, which is discussed further below.

Net revenues from the NGL production and commercialization segment represented approximately 53% and 55% of our total net revenues during the years ended December 31, 2007 and 2006, respectively.

The NGL production and commercialization segment revenue decreased by Ps. 59.0 million in the year ended December 31, 2007 in comparison to 2006, caused mostly by a decline of NGL produced in the Cerri Complex. The lower production level resulted from an unusual and extremely cold winter, which affected the whole country, pushing the Cerri Complex to by-pass natural gas for several days in a row to satisfy the higher demand from residential households and the electric power plants. However, the effect in revenues caused by higher NGL international reference prices recorded in 2007 partially offset the fall in revenues generated by the 21% reduction in the volumes sold.

NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for both our own account and on behalf of our customers. In 2007, we sold approximately 54% of our production of LPG in the local market to LPG marketers (53% in 2006). The remainder of these products and all of our natural gasoline are exported to PIFCo, a subsidiary of Petrobras Petróleo Brasileiro S.A. under a long-term contract that provides for pricing based on international market prices. All of the Cerri Complex’s ethane output is sold in the domestic market to PBB at agreed prices under a long-term contract. We process and sell some of the NGL for our own account, some on behalf of our customers, and some on a fee basis, collecting a commission for the extracted liquids delivered to our customers.

The total annual sales for the Cerri Complex for 2007 and 2006 in short tons, which include NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2007 compared to year ended December 31, 2006
	2007	2006	Decrease	Percentage change
Local market
Ethane	336,947	419,131	(82,184)	(19.6%)
LPG	258,587	316,824	(58,237)	(18.4%)
Natural Gasoline	2,963	4,529	(1,566)	(34.6%)
Subtotal	598,497	740,484	(141,987)	(19.2%)

Exports
LPG	201,886	275,833	(73,947)	(26.8%)
Natural Gasoline	98,764	121,962	(23,198)	(19.0%)
Subtotal	300,650	397,795	(97,145)	(24.4%)
Total	899,147	1,138,279	(239,132)	(21.0%)

A sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of gross domestic product between 2003 and 2007. Natural gas became, by far, the cheapest fuel due to the pesification of transportation and distribution tariffs and the lack of adjustments of both these tariffs and wellhead gas prices. As a consequence, there are high rates of substitution of natural gas for other fuels, principally in power plants and vehicles. In addition, the low price of natural gas has discouraged oil and gas producers from making investments in exploration, resulting in reduced production of natural gas and a reduction in the levels of natural gas reserves.

In 2007, supply to industrial consumers, including the Cerri Complex, which has firm gas supply contracts, was restricted when high demand from firm transportation users resulting from economic growth, low hydroelectric generation and cold temperatures in winter prompted the Argentine government to instruct us to redirect firm transportation supply to power plants, residential users and vehicles. During the winter of 2007, the Cerri Complex processing was interrupted for 27 days, not including days with partial interruptions. As a result, NGL production in 2007 was the lowest in the last six years. In April and May 2008, the Cerri Complex suffered additional interruptions due to the low temperatures recorded on several days and a reduced availability of natural gas as producers performed maintenance in such months.

Law No. 26,020 set the framework through which the Federal Energy Bureau establishes regulations requiring LPG suppliers to guarantee supply and price stability of such products in the domestic market. As a consequence of this law, we are not able to choose the markets to which we sell our LPG production, and we need a written authorization from the Federal Energy Bureau for each export operation. Because we are effectively required to meet domestic demand (at a price below the international market price) before exporting significant amounts of LPG, we are not able to take full advantage of rising international prices for these commodities.

The results of our NGL production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

Over recent years NGL’s export tax rates have suffered several increases. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Currently, a variable export tax regime is in force, with a minimum effective tax rate of 31.03% when LPG and natural gasoline international prices are lower than US$ 663 and US$ 920 per metric ton, respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$ 457 and US$ 634 per metric ton of LPG and natural gasoline, respectively.

The chart below is a sensitivity analysis estimation which states the annual impact of this new variable export tax regime compared with the previous regime, calculated based on the short tons sold in 2007 and considering different LPG and natural gasoline international prices. The average LPG and natural gasoline international prices in May 2008 were US$ 913 and US$ 987, respectively.

LPG average international price	Additional annual tax (in million of US$)	Natural gasoline international price	Additional annual tax (in million of US$)
US$600	10	US$800	13
US$700	16	US$900	14
US$800	28	US$1,000	19
US$900	41	US$1,100	25
US$1,000	53	US$1,200	31

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

Net revenues from the other services segment accounted for approximately 6% and 7% of total net revenues for the years ended December 31, 2007 and 2006, respectively. Of net revenues from the other services segment, 26% and 23% corresponded to telecommunications services for December 31, 2007 and 2006, respectively. Revenues from other services segment decreased by Ps. 10.7 million in the year ended December 31, 2007 as compared to 2006. This variation is due primarily to lower sales in 2007 relating to construction services.

Costs of sales

Costs of sales for the year ended December 31, 2007, rose by Ps. 14.8 million, or approximately 2.4%, compared to the year 2006. This increase is mostly attributable to: (i) higher maintenance costs of Ps. 19.6 million and (ii) a Ps. 14.4 million increase in labor costs. These effects were partially compensated by lower easement expenses of Ps. 14.2 million and lower costs of construction of Ps. 8.1 million related to other services business segment.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2007, increased by approximately Ps. 13.2 million, or approximately 11.4%, as compared to the year 2006. This increase was primarily the result of: (i)higher labor costs of Ps. 4.9 million and (ii) Ps. 8.4 million in export taxes associated with the increase in our export sales.

Other expenses, net

The detail of other expenses, net for the years ended December 31, 2007 and 2006, is as follows:

	2007	2006
	(in millions of Pesos)
Increase in allowances and provisions	(15.3)	(26.1)
Reversal of allowances and provisions	17.3	-
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	-	24.7
Others	(4.6)	0.7
Total	(2.6)	(0.7)

Gain / (Loss) on related companies

In 2007, we recorded a gain on related companies of Ps. 0.6 million, compared to the loss of Ps. 0.4 million recorded in 2006. The positive variation was due to increased earnings on our investment in EGS.

Net financial expense

Net financial expense for the years ended December 31, 2007, and 2006 is as follows:

	Years ended December 31,
	2007	2006
Generated by assets	(In millions of pesos)
Interest income	34.1	30.6
Foreign exchange gain	8.4	13.4
Impairment of property, plant and equipment	(19.6)	-
Other financial results, net	-	1.7
Total	22.9	45.6
Generated by liabilities
Interest expense	(156.7)	(193.7)
Foreign exchange loss	(42.6)	(26.5)
Result of the debt prepayment	10.6	-
Other expenses and financial charges	(27.7)	(14.5)
Total	(216.4)	(234.7)
Total net financial expense	(193.5)	(189.0)

Net financial results for the year ended December 31, 2007 showed a negative variation of Ps. 4.5 million as compared to 2006. This variation is mostly attributable to a higher exchange rate loss of Ps. 21.1 million principally generated by a higher Peso devaluation against the US dollar in 2007 compared to 2006, and a Ps. 19.6 million impairment of some gas transportation assets recorded in 2007. These two effects were compensated by a Ps. 37.0 million lower interest expense, principally associated with a more than US$ 200 million decrease in the average indebtedness.

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV regulations and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. The amount of such contingency is an uncertain amount of between US$6 million and US$17 million as of December 31, 2007 (including interest to December 31, 2007) and will depend on the applicable withholding tax rates determined by the country of residence of the note holders at the date of each interest payment. We do not have information that permits the identification of the country of residence of each note holder on each interest payment date. We believe that we have sufficient legal grounds to defend our position that no withholding tax was required, and accordingly, we have not recorded any provision in respect of this proceeding.  See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Regulatory Proceedings.”

Income Tax

In 2007, income tax expense increased by Ps. 125.1 million compared to 2006 which is due primarily to the reversal of the remaining balance of the tax loss carryforward allowance of Ps. 144.5 million recorded in 2006, which was partially offset by a lower income tax charge registered in 2007.

Year 2006 compared to year 2005

Net revenues

Regulated gas transportation segment. The gas transportation segment represented approximately 38% and 43% of total net revenues earned during the years ended December 31, 2006 and 2005, respectively.

Gas transportation revenues for the year ended December 31, 2006 increased by 7% as compared to the year 2005. This increase was principally due to a Ps. 21.2 million impact derived from the new firm transportation contracts, some of which came into effect as a consequence of the San Martín pipeline expansion completed in August 2005, which increased the transportation capacity of the pipeline by 102 MMcf/d.

This expansion of the San Martín pipeline was carried out within the gas trust fund framework more fully described in “Item 4—Our information—B. Business overview—Gas transportation—Pipeline expansions.” In connection with this first expansion, the Gas Trust, created by the Argentine government for this expansion, financed US$311 million from a total amount of US$351 million. The Gas Trust will be repaid over a period of eight years with 20% of the revenues generated by transportation tariffs applicable to the additional firm contracted capacity plus an additional surcharge paid by industries, power plants and CNG suppliers with firm transportation contracts and representing an 81.6% increase in the current tariffs. In connection with the expansion, we invested approximately US$40 million (including US$7 million in VAT) for the purchase and installation of compression equipment on the new pipeline. The cost of our investment (which is reflected as fixed assets on our consolidated balance sheet) will be recovered through collection of tariffs at a rate equal to 80% of our current tariff rate (but not to the extent of any increased rate that may in the future be applicable to the additional transportation capacity), or approximately Ps. 23 million annually (or US$7.5 million annually at the December 31, 2006 exchange rate). The expansion financed by this means is owned by the Gas Trust.

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

Other services. Net revenues from the other services segment accounted for approximately 7% and 6% of total net revenues for the years ended December 31, 2006 and 2005, respectively. Of net revenues from the other services segment, 23% and 27% corresponded to telecommunications services for December 31, 2006 and 2005, respectively. Revenues from the other services segment increased by Ps. 32.7 million in the year ended December 31, 2006, as compared to 2005, mainly due to increased midstream services sales for Ps. 11.0 million, construction services sales of Ps 7.8 million and telecommunications services sales for Ps. 5.2 million.

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

Gain / (Loss) on related companies

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

Income Tax

Income tax expense increased by Ps. 9.1 million in 2006 compared to 2005 primarily as a result of an increased accrual of income tax of Ps. 53.6 million in 2006, which was in turn a result of increased income in 2006, partially offset by a reversal of a tax loss carry-forward allowance of Ps. 144.5 million (compared with a reversal in 2005 of Ps. 101.4 million) relating to operating losses.

B. Liquidity and capital resources

As a result of the severe financial crisis in Argentina that occurred in 2002 and the Argentine government’s resulting default on its financial indebtedness, we have had limited access to non-Argentine sources of financing or the public capital markets generally since 2002. Prior to the 2002 economic crisis, we financed our operations with internally generated funds but supplemented such funds with third-party financings and funds raised through our several global medium-term note programs. Since the crisis, we have had to rely entirely on internally generated funds to satisfy our payment obligations. In addition, our ability to generate funds suffered severely from the pesification of our tariffs in 2002, resulting in lower revenues from our gas transportation segment in U.S. dollar terms. By 2003, these events and conditions had caused us to default on substantially all of our then-outstanding debt obligations.

In December 2004, we restructured substantially all of our debt obligations by means of an exchange offer (the “Restructuring”), which was accepted by creditors holding 99.76% of the principal amount of the debt that we sought to restructure.  In connection with the Restructuring, we also settled Ps. 27.0 million of peso denominated debt, and since the Restructuring, we have settled an additional US$2.2 million in principal amount of unrestructured debt.

Beginning in April 2007, we began a series of steps to refinance our outstanding obligations under the notes issued in connection with the Restructuring (the “Restructured Notes”) and the amended and restated loan agreements with Inter-American Development Bank (the “Amended Loans”).  These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the “Tender Offer”), a new notes offering and an optional prepayment of amounts outstanding under the Amended Loans and redemption of the Restructured Notes remaining after the completion of the tender offer. On April 9, 2007, we launched the Tender Offer, and received a sufficient number of proxies by the early tender deadline to amend the terms of the Restructured Notes as necessary to allow the consummation of the Tender Offer, which was otherwise not permitted under the terms of the Restructured Notes.  The Tender Offer expired on May 7, 2007 and was accepted by 78.4% of noteholders.

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

Our primary sources and uses of cash during the years ended December 31, 2007, 2006 and 2005 are shown in the table below:

	For the years ended December 31,
	2007	2006	2005
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	478.3	512.9	335.8
Cash flows provided by operating activities	518.4	606.2	584.7
Cash flows used in investing activities	(232.0)	(127.4)	(166.1)
Cash flows used in financing activities	(373.4)	(513.6)	(241.4)
Net (decrease) / increase in cash and cash equivalents	(87.0)	(34.7)	177.1
Cash and cash equivalents at the end of the year	391.3	478.3	512.9

Cash flows provided by operating activities

Cash flows provided by operating activities for the year ended December 31, 2007, decreased by approximately 14% compared to the year ended December 31, 2006, principally due to the fall in revenues generated by the NGL production and commercialization segment.

Cash flows provided by operating activities for the year ended December 31, 2006 increased slightly compared to 2005, mainly due to higher sales, although costs have increased as well, partially offsetting this positive variation. Cash flows provided by operating activities for 2005 included the refund from a pipeline supplier of an advance payment of US$22 million made in 2004 to secure pipe that ultimately was purchased by the Gas Trust in connection with the 2005 expansion of the San Martín pipeline. Increased cash flows were also partially offset by the cash payment that ended a lawsuit brought by GdE for which reserves had previously been established.

Cash flows used in investing activities

Cash flows used in investing activities in 2007 were higher by more than Ps. 100 million in comparison with the year 2006, principally due to Ps. 32.4 million investments for the expansion of a plant in Cerri Complex in order to increase its annual production capacity by 33,069 short tons of propane, butane and natural gas, and a fixed term deposit of Ps. 28.4 million with a maturity of more than 90 days.

Cash flows used in investing activities in 2006 were lower by 23.3%, or approximately Ps. 38.7 million, in comparison with 2005. In 2005 we invested approximately Ps. 100 million in the San Martín pipeline expansion, while in 2006 other incremental capital expenditures increased over 2005.

Cash flows used in financing activities

Although cash flows used in financing activities in 2007 were lower by Ps. 140.1 million in comparison to year 2006, they were significant because the cash was used primarily to reduce our financial indebtedness by more than 20%.

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

Description of indebtedness

As described above, in June 2007 we issued new notes pursuant to our Medium Term Note Program. We are subject to several restrictive covenants under the New Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Since our New Notes amortize, beginning on May 14, 2014, we will have annual obligations to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders, and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—New Notes” for a detailed discussion of the terms of our New Notes, including the interest rates and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2008-2010 period, in millions of U.S. dollars, are set forth in the following table:

	2008	2009	2010	Total
Gas transportation
Reliability and others	24.1	18.6	21.2	63.9
Expansions	41.8	54.3	-	96.1
Operational efficiencies	0.1	-	-	0.1
Total	66.0	72.9	21.2	160.1
NGL production and commercialization
Expansions	-	-	-	-
Reliability and others	8.7	14.4	14.2	37.3
Total	8.7	14.4	14.2	37.3
Other services	5.6	1.3	1.3	8.2
Total Capital Expenditures	80.3	88.6	36.7	205.6

We currently expect that our capital investment requirements will be financed primarily by cash from operations. Alternatively, expansion investments in the gas transportation segment are expected to be financed by the customers who will require additional services, such as the expansion made to accommodate the needs of Aluar mentioned in “Item 4. Our information—A. Our history and development—General”. Such customer-financed expansions will be repaid through the rendering of services.

Currency and exchange rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because substantially all of our debt obligations are denominated in U.S. dollars and a significant portion of our revenue is denominated in pesos. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. This risk is mitigated in part by our NGL production and commercialization segment, more than 90% of the revenues from which are denominated in U.S. dollars.

Our financial debt obligations denominated in foreign currency as of December 31, 2007, amounted to US$505.2 million (Ps. 1,590.6 million). As of December 31, 2007, we also had the equivalent of US$13.1 million (Ps. 41.3 million) of trade and other payables denominated in U.S dollars. Finally, US$150.7 million (Ps. 468.6 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$367.6 million as of December 31, 2007.

We estimate, based on composition of our balance sheet as of December 31, 2007, that every exchange rate variation of Ps. 0.10 against the U.S. dollar, plus or minus, would result in a variation of Ps. 36.8 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative financial instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

In November 2007, the Company entered into a currency forward agreement with a major financial institution, which expired on May 12, 2008. By means of this hedge agreement, the Company fixed an exchange rate of Ps. 3.227 per U.S. Dollar on the purchase of US$ 9 million in order to provide for the interest payment on the New Notes due on May 14, 2008. As of December 31, 2007, the fair value of this currency forward agreement was approximately (Ps. 90) and was recorded in “Current Loans” with credit to “Other Comprehensive Loss” account.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our debt obligations do not change with the market.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

See “—Discussion of Results of Operations for the Three Years ended December 31, 2007, 2006 and 2005” and “Item 8—Financial Information—A. Consolidated Statements and Other Financial Information—Legal and regulatory Proceedings.”

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

F. Tabular disclosure of contractual obligations

The following table represents a summary of our contractual obligations as of December 31, 2007:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	1,590.1	15.6	-	-	1,574.5
Capital Lease Obligations	0.7	0.7	-	-	-
Purchase Obligations (1)	67.7	29.6	38.1	-	-
Other Long-Term Liabilities (2)	229.2	34.9	91.7	102.6	-
Total	1,887.7	80.8	129.8	102.6	1,574.5

(1)

Corresponds to contracts for the purchase of natural gas used in our NGL production and commercialization activities.

(2)

Corresponds to the fee to be paid under the Technical Assistance Agreement.

All of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 3.149 as of December 31, 2007. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

The current Board of Directors was elected by our shareholders at the Annual Shareholders’ Meeting held on April 10, 2008, for a one-year term.

The Shareholders Agreements contain provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters. For more information see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders Agreements.”

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

The following table sets out the membership of our Board of Directors as approved in our Annual Shareholders’ Meeting held on April 10, 2008, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in other Company
Claudio Fontes Nunes	2008	2009	Chairman	Gas and Energy Vice president at Petrobras Energía
Mariano Pablo González	2007	2009	Vice Chairman	Member of the law firm González & Ferraro Mila
Carlos Alberto Seijo	2006	2009	Director	Marketing manager of the natural gas division at Petrobras Energía
Gustavo Sebastián Viramonte	2006	2009	Director	Member of the law firm Viramonte & Acuña
Diego Alberto Guerri	2006	2009	Director	Member of the law firm Zarantonello & Guerri
Rigoberto Mejía	2006	2009	Director	Manager of the Division Integration and Participations at Petrobras Energía.
Luis Blaquier	2007	2009	Independent Director	Independent consultant
Carolina Sigwald	2004	2009	Independent Director	Member of the law firm Díaz Bobillo Richard & Sigwald
Oscar Marano	2005	2009	Independent Director	Independent consultant
Héctor Daniel Casal	2008	2009	Alternate Director	Legal Director at Petrobras Energía
Gabriel Marchione	2007	2009	Alternate Director	Financial Manager of Petrobras Energía
Pablo Alejandro Melhem Marcote	2007	2009	Alternate Director	Member of the law firm González & Ferraro Mila
Esteban Diez Peña	2004	2009	Alternate Director	Management Control Manager for the Oil, Gas and Energy Upstream Areas at Petrobras Energía
Joaquín Acuña	2006	2009	Alternate Director	Member of the law firm Viramonte & Acuña
Andrea Patricia Gribov	2006	2009	Alternate Director	Member of the law firm Zarantonello & Guerri
Gabriela Domínguez Segado	2007	2009	Independent Alternate Director	Member of the law firm González & Ferraro Mila
Oscar Miguel Castro	2006	2009	Independent Alternate Director	Independent consultant
Diego Petrecolla	2007	2009	Independent Alternate Director	Independent consultant

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

Claudio Fontes Nunes holds a degree in Civil Engineering with a concentration in Hydraulic Works from Universidade Federal do Rio de Janeiro. He is also a graduate of the Advanced Management Program from Harvard University. He joined Petrobras Energía in 1980, where he has specialized in petroleum engineering, and at various times during this tenure with Petrobras, he has been in charge of Well Evaluation Operations, Projects Analysis, Contracts, Production Engineering, Engineering and Health, Safety and Environment. He currently serves as Vice President of Gas and Energy of Petrobras Energía and a member of the Board of Directors of Petrobras Energía Participaciones S.A., Petrobras Energía, Edesur S.A., CIESA, Distrilec Inversora S.A. and MEGA. He was born on April 6, 1956.

Mariano Pablo González received a Law degree from the University of Belgrano. In 1996, he obtained a Master’s degree in Corporate Law from the Columbia University School of Law. Before holding his current position, he worked for the CNV; Milbank, Tweed, Hadley & McCloy; Linklaters; Marval, O´Farrell & Mairal and Beccar Varela. Mr. González is currently a partner at the law firm of González & Ferraro Mila. He currently is a member of the board of directores of Fondomonte el Descanso S.A., Fondomonte Sandoval S.A., EPCA, Manos del Plata S.A., Boring S.A., FTI Consulting S.A., CIESA and Fondomonte Inversiones de Argentina S.A.  He was born on May 24, 1969.

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

Rigoberto Mejía has a Master’s Degree in Engineering Sciences and an Electrical Civil Engineering degree, both obtained at the University of Chile. He also obtained a Master’s Degree in Business Administration from the Instituto de Altos Estudios Empresariales of the Universidad Austral. Before joining Petrobras Energía, he worked for Central Puerto S.A. and Gener Argentina S.A. He currently works as Manager of the Division Integration and Participations at Petrobras Energía. He is also member of the boards of directors of the following companies: Distrilec Inversora S.A., EDESUR S.A., MEGA, CIESA, Telcosur, EGS, TGU, Enecor S.A., Petrobras Electricidad de Argentina S.A. and Petrobras Finance Bermuda Ltd.. He was born on November 7, 1963.

Luis Blaquier received a degree in Economics from the Universidad Católica Argentina. He also obtained a Master in Business Administration - Finance at Dartmouth College in 1993. He was Executive Director at Goldman Sachs & Co. (Investing Banking Division) in the United States. He also worked at Alliance Capital Management LP and previously worked as an Associate at Ledesma. He currently acts as Director of Texas Emerging Energy S.A. and Grupo Clarín S.A. He was born on October 26, 1965.

Carolina Sigwald received a Law degree from the University of Buenos Aires. She worked at Chadbourne and Parke LLP in New York between 1996 and 1997 and at the Inter-American Investment Corporation in Washington D.C. between 1997 and 1998. She is currently a partner at the law firm Díaz Bobillo, Richard & Sigwald in Buenos Aires. She is a member of the Board of Directors of Supertap S.A., Gener Argentina S.A., Energen S.A., Termoandes S.A., Interandes S.A., Taurus de Argentina S.A., GMF Latinoamericana S.A., Procesix Argentina S.R.L., Minera Andacollo Gold S.A., Latin Luz S.A. and Heirdrick & Struggles S.A. She was born on November 15, 1967.

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

Executive Officers. The following is a list of our executive officers as of the date of issuance of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Jorge Casagrande	2006	CEO
Jorge García	1998	Marketing Vice President
Gonzalo Castro Olivera	2007	Chief Financial Officer (“CFO”)
Jorge Bonetto	2000	Operations Vice President
Daniel Perrone	1999	Regulatory and Institutional Affairs Vice President
Carlos Ariosa	2006	Legal Affairs Vice President
Juan Martín Encina	2004	Human Resources Vice President
Alejandro Basso	1998	Control and Corporate Governance Vice President
Oscar Sardi	2005	Services Vice President
Javier Sato	2008	Planning and Business Development Vice President

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

Jorge García received a degree in Public Accounting from the Universidad de Buenos Aires. He has been with the Petrobras Energía group since 1980. He has worked for several companies within the group, including Petrobras Energía from 1980 to 1986, PASA from 1987 to 1991 and Central Costanera S.A. during 1992. From 1992 until September 1, 1998, he served as CFO of TGS. He is currently our Marketing Vice President. He is Vice Chairman of the Board of Directors of Link, EGS and TGU. He was born on March 1, 1952.

Gonzalo Castro Olivera received a degree in Business Administration from the Universidad de Belgrano and a Master’s Degree in Finance from the Universidad Torcuato Di Tella. Between 1997 and 1998, he worked for the ABN AMRO Bank and, between 1991 and 1997, he worked at BankBoston. In both banks he worked in corporate banking. He joined us as Head of Capital Markets in 1998, and from 2005 to 2007, he was our Finance and Corporate Information Manager. He became CFO in 2007. He was born on October 23, 1968.

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

Juan Martín Encina received a Law degree from the Universidad de Buenos Aires and obtained a Master’s Degree in Human Resources from the Universidad de Ciencias Empresariales y Sociales. Since 2000, he has served as Human Resources Department Vice President of Petrobras Energía for the Gas and Energy business and Centralized Functions. Prior to that, he headed Human Resources actions for different projects in Ecuador and Brazil, and in Argentina he has been responsible for Labor Relations Areas at utilities of the electric and railway sectors. He was born on March 2, 1967.

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Energía from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Control and Corporate Governance Vice President. He also acts as Vice Chairman of TGU and member of the Board of Directors of EGS. He was born on October 13, 1961.

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

Javier Sato received a Chemical Engineering degree from the Universidad de Buenos Aires. Before joining us in April 2008 as Planning and Business Development Vice President, he worked for Petrobras Energía in several positions. Between October 2005 and March 2008 he acted as CEO of Conecta (a gas distribution company in Uruguay). Up to March 2005 he served as Planning and Business Development Manager of the refining, petrochemical and fertilizing business unit of Petrobras Energía and between April 2005 and September 2005 he worked for Petrobras Brazil. He was born on June 28, 1956.

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

B.

Compensation

The remuneration paid or accrued by us during the year 2007 in favor of our members of the Board of Directors and executive officers amounted to Ps. 0.7 million and Ps. 4.6 million, respectively.

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

The Audit Committee operates under its Rules of Procedure, which require that the three members that form it must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the Shareholders’ Meeting held on April 10, 2008, Oscar Marano, Luis Blaquier and Carolina Sigwald were designated as independent members of the Board of Directors.

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

•

express its view on the reasonableness of fees, compensation proposals and stock option plans for directors and officers submitted by the Board of Directors;

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

•

express its view on the Board of Directors’ proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors’ independence;

•

establish procedures for: 1) the receipt, treatment, investigation and administration of the complaints received by us regarding accounting, internal accounting. Controls or internal auditing matters, and 2) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or internal auditing matters.

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

Once a year, the Audit Committee shall prepare a plan for the fiscal year to be presented to the Board of Directors and to the Supervisory Committee. The Directors, members of the Supervisory Committee, managers and external auditors shall, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by shareholders. The Audit Committee shall have access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the annual financial statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work.

The aggregate remuneration paid by us during the year 2007 to the members of the Audit Committee was approximately Ps. 0.2 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate remuneration paid or accrued by us during 2007 to the members of the Supervisory Committee was approximately Ps. 0.2 million. We do not provide pension, retirement or similar benefits for Syndics and Alternate Syndics.

The current members of the Supervisory Committee, each of whom was appointed at the Annual Shareholders’ Meeting held on April 10, 2008, the year each member was initially appointed to the Supervisory Committee and the year each members’ term expires are as follows:

Name	Member since	Term Expires	Position
José María Zuliani	2005	2009	Syndic
Nicolás Martín Mordeglia	2004	2009	Syndic
Pablo Ferraro Mila	2007	2009	Syndic
Enrique Prini Estebecorena	2005	2009	Alternate Syndic
Bárbara Vons	2006	2009	Alternate Syndic
Ignacio Acedo	2008	2009	Alternate Syndic

The present principal occupations and employment history of our Syndics are set forth below:

Mr. José María Zuliani received Law degree from the National University of Rosario. He has held several managing positions at Petrobras Energía and currently is the Gas and Energy Legal Affairs Manager. He is also a member of the statutory committee of CIESA, Telcosur, MEGA, Distrilec Inversora S.A., Edesur S.A., Enecor S.A. and Urugua-i S.A.. He was born on December 13, 1961.

Mr. Nicolás Mordeglia received a Law degree from the University of Buenos Aires and a Master’s degree in Business Law from Austral University. He worked for Cerro Vanguardia S.A. from 1995 to 1999. Since 1999, he has worked for the Legal Affairs Department of Petrobras Energía. He serves as a member of the Supervisory Committee of CIESA, Enecor S.A., Urugua-i S.A., Distrilec Inversora S.A., Edesur S.A., Telcosur, and MEGA and he acts as alternate director of Petrobras Energía Internacional S.A.. He was born on August 17, 1965.

Pablo Ferraro Mila received a Law degree from the Universidad de Belgrano. In 1996, he received a Master’s Degree in Comparative Jurisprudence from the New York University School of Law, as well as Master’s Degree in Business Law from Universidad Austral. At present he is a partner of the law firm González & Ferraro Mila. Before joining Gonzalez & Ferraro Mila, he was a Junior Partner at the law firm Beccar Varela (since 1999) and an associate at the law firms of Cravath, Swaine & Moore in New York, Allen & Overy in London, and Allende y Brea in Buenos Aires and New York. He also serves as a syndic of CIESA and EPCA and he is a member of the boards of directors of FTI Consulting S.A. and Agro Terra S.A.. He was born on February 7, 1970.

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

At our Annual Shareholders’ Meeting, held on April 10, 2008 our shareholders appointed three independent directors (together with one alternate independent director) out of nine directors of whom the Board of Directors is composed.

303A.02

Establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the director is independent from management. The Board of Directors is also required to express an opinion with regard to the independence or lack of independence, of each individual director.

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

However, our Audit Committee is required to give an opinion about the reasonableness of directors’ and executive officers compensation and stock option plans (if applicable), as proposed our Board of Directors. The compensation of members of our Board of Directors is approved by our Shareholders at their Annual Meeting.

Audit Committee
303A.06	Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10A-3 under the Exchange Act.

According to Decree No. 677/01 audit committees must have a majority of independent members. Our Audit Committee is composed of three members of the Board of Directors who qualifies as independent as defined in Section 301 of the Sarbanes Oxley Act and CNV Resolution No. 368/02.

Our Audit Committee satisfies the requirements of Rule 10A-3 under the Exchange Act of 1934.

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

Local regulations do not require an annual performance evaluation of the audit committee.

We have established a written charter governing our Audit Committee, which charter complies with the standards set by the CNV. The functions and responsibilities of our Audit Committee are described in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

303A.07(d)

Provides that each company must have an internal audit function to provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and system of internal control.

Under local regulations, an internal audit function is not required, nonetheless we have outsourced that function.

Internal audit reports are addressed to the Audit Committee and the Board of Directors.

Equity Compensation Plans
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE standards.

We do not have any stock option programs for our executive officers or senior management.  See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

We have not adopted a code of ethics because Argentine public companies are not required to do so. However, in October 2005, our Board of Directors approved a “Code of Conduct” (replacing the previous Code of Conduct approved in March 2004, with the purpose of introducing SEC rules applicable to foreign registrants that apply to all Board of Directors’ members, Audit Committee members, Senior Management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

303A.12 (b)	The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any material non-compliance with any applicable provision under NYSE Section 303A.	No comparable provision exists under Argentine law, the CNV standards or our By-laws.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2007, 2006 and 2005:

	Number of Employees as of December 31,
Department	2007	2006	2005
General	3	3	3
Administration and Finance	48	50	48
Human Resources	15	15	11
Planning and Management Control	7	7	7
Legal Affairs	11	10	9
Regulatory and Public Affairs	6	6	6
Services	61	60	54
Safety and Environmental	15	15	11
Marketing	66	60	59
Operations	638	580	561
Total	870	806	769

The following table sets out the number of employees according to geographical location as of December 31, 2007, 2006 and 2005:

	Number of Employees as of December 31,
Location	2007	2006	2005
City of Buenos Aires	235	196	175
Province of Buenos Aires	335	325	324
Province of Chubut	59	54	50
Province of La Pampa	16	15	15
Province of Neuquén	57	51	48
Province of Río Negro	60	61	60
Province of Salta	6	6	5
Province of Santa Cruz	95	91	89
Province of Tierra del Fuego	7	7	3
Total	870	806	769

As of December 31, 2007, 2006 and 2005 the number of temporary employees working for us was 17, 36 and 40, respectively.

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

The Supreme Court recently held the Law of Occupational Hazard Prevention unconstitutional as applied to contractors whose employees are injured in the course of employment, extending liability to the company that contracted with the contractor for the services.

Some courts have held that a company that contracts with a contractor for services is jointly liable for a contractor's obligations to provide its workers and third-party service providers with social security benefits, wages, insurance, etc., even if the service for which the company contracts is not part of the company's usual business.

Due to higher inflation rates in Argentina, conflicts between employers and unionized workers have increased recently. Even though these kind of conflicts have involved us only to a limited extent, other companies in our industry have suffered strikes and conflicts with labor unions. Despite this hostile atmosphere and the demands of the unions, in April 2008, we signed a one-year agreement with the labor unions which includes a salary increase. This agreement has to be officially approved by the Labor Ministry before becoming effective.

Currently, approximately 19% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, members of our supervisory committee and executive officers as of March 31, 2008 is 67,691 shares.

Our directors and executive officers, individually and together, hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining ownership in our common stock. CIESA is owned 50% by Petrobras, 40% by the Trust, and the remainder 10% by EPCA.

On April 16, 2004, Petrobras and Enron signed the Settlement Agreement, which contemplates a two-stage reorganization of CIESA’s ownership. The first stage of the reorganization was carried out on August 29, 2005. In this first stage, EPCA and EACH transferred 40% of the outstanding share capital of CIESA to the Trust, and Petrobras transferred Class “B” common shares (representing 7.35% of our outstanding share capital), which it held directly and not through CIESA, to EPCA and EACH.

On January 27, 2006, EPCA, EACH and other Enron’s subsidiary sold their shareholding in our common stock to D.E. Shaw.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of April 30, 2008:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
D.E. Shaw	60,803,041	7.653	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding below 51% of our share capital.

As of April 30, 2008 a total of 19,012,058 ADRs, representing 95,060,290 Class B shares, were held by approximately 60 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

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

Under this agreement, Class A1 and B1 shares are owned by Petrobras Energía Group, Class A2 and B2 shares belong to the Trust and Class B3 shares are owned by EPCA.

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

Our Board of Directors consists of nine Directors (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Energía Group) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by the Trust) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Petrobras Energía Group) nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by EPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining Independent Directors must be unanimously approved by all the shareholders of CIESA.

Under the terms of the Shareholders Agreement, but subject to their overriding duty to protect our corporate interest and the common interest of all of our shareholders, it is contemplated that the CIESA- nominated Directors shall vote unanimously in favor of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

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

Future Changes in CIESA Shareholding. Once the approvals from ENARGAS and the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia) of the Restructuring Agreement (signed on September 7, 2005, among CIESA, its current shareholders and its creditors), are obtained, CIESA will cancel most of its defaulted debt through the transfer to its creditors of our Class “B” common shares representing approximately 4.3% of our common stock (which will be simultaneously exchanged for the 10% of CIESA’s outstanding shares currently held by EPCA), and the issuance of new CIESA’s shares in such a manner that the creditors of CIESA will hold 50% of the common stock, while the remaining 50% will be held by Petrobras.

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

B.

Related Party Transactions

Our principal transaction with a related party is our export sales of LPG and natural gasoline to PIFCo made under the terms of two agreements described in Item 4—Our Information—B. Business Overview—NGL Production and Commercialization.

Under the Technical Assistance Agreement, Petrobras Energía renders services to us in its role of technical operator. The term of the Technical Assistance Agreement originally entered into with EPCA was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in “Item 4. Our Information—A. Our History and Development–General” includes a term which provided for the assignment of the Technical Assistance Agreement to Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Energía has been in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on the higher of: (i) a percentage of certain of our defined income or (ii) a specified fixed annual amount.

Additionally, under each of our business segments, we render to Petrobras Energía the following services:

▪

gas transportation service for a capacity of 106 MMcf/d under long term firm transportation capacity contracts which expire in 2013 and 2014,

▪

midstream services (in Río Neuquén oilfield) through which we compress, dehydrate, store and dispatch natural gas. This contract was signed in 1999 and it finalizes in 2017;

▪

under a long term agreement which expires in January 2011, we process natural gas and market NGL products on behalf of Petrobras Energía in our Cerri Complex. For this service, we collect a commission on the average monthly sale price obtained from our sales of its products in the domestic or international markets.

The details of significant outstanding balances for transactions with related parties as of December 31, 2007, 2006 and 2005 are as follows:

Year ended December 31, 2007

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchases and other related costs	Petrol purchases	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	13
Petrobras Energía	28,500	25,562	16,741	7,130	1,561	34,747	-
CIESA	-	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	995	-	-	-	-
TGU	-	-	207	-	-	-	-
Other related companies:
PIFCo (1)	-	476,551	-	-	-	-	-
Refinor S.A.	-	-	1,614	-	-	-	-
WEB S.A.	2,793	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,079	-	-	-	-
Total	31,293	502,113	22,636	7,130	1,561	34,747	135
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2006:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchases and other related costs	Petrol purchases	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-		-	-	80
CIESA	-	-	-		-	-	122
Petrobras Energía	26,635	28,411	27,273	7,849	1,279	42,631	-
Main affiliates-significant influence:
Link	-	-	947		-	-	-
TGU	-	-	307		-	-	-
EGS	-	-	49		-	-	-
Other related companies:
PIFCo (1)	-	530,312	-		-	-	-
Refinor S.A..	-	-	2,356		-	-	-
Quintana y Otros U.T.E.	1,820	-	-		-	-	-
WEB S.A.	3,044	-	-		-	-	-
Área Santa Cruz II U.T.E.	-	-	2,069		-	-	-
Total	31,499	558,723	33,001	7,849	1,279	42,631	202
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2005:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Gas purchases and other related costs	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Main affiliates-significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFCo (1)	-	383,871	-	-	-	-	-
Petrolera Santa Fe S.A.	-	-	-	2,879	-	-	-
Refinor S.A..	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206
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

Exports

In 2007, our export revenues from NGL production and commercialization segment were Ps. 345.3 million and represented 27% of our total net revenues. Additionally, the total volume of sales from NGL was 899,148 short tons, and the volume of sales from NGL exports was 311,673 short tons. These volumes also include sales made on account of third parties.

In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Currently, a variable export tax regime is in force, with a minimum effective tax rate of 31.03% when LPG and natural gasoline international prices are lower than US$ 663 and US$ 920 per metric ton, respectively. See “Item 5. A. Operating results—Discussion of results of operations for the three years ended December 31, 2007, 2006 and 2005” for more information.

Legal and Regulatory Proceedings

a)

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004.  See “Item 5. Operating and Financial Revenue and Prospects — A. Operating Results — Factors affecting our consolidated results of operations — Net financial expense.”

On February 18, 2005, we filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied our appeal and on July 8, 2005, we filed an appeal with the Ministry of Economy and Production, which was rejected in November 2006. On December 6, 2006, we filed a second appeal with that Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The amount of such contingency is an uncertain amount of between US$6 million and US$17 million as of December 31, 2007 (including interests as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. We do not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

We believe that we have sufficient legal grounds to defend our position that no withholding was required, and accordingly, we have not recorded any provision in respect of this proceeding.

b)

On November 30, 2007, we were served notice of the summary proceedings initiated against us by the BCRA. BCRA charged us with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The transactions at issue were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, we filed a motion to dismiss before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. We believe that we have several levels of appeal through which we may defend our position, and accordingly, we have not recorded any provision in respect of this proceeding. Based on the opinion of our legal advisors, the amount of the fine that may result from an eventual adverse sentence will not be greater than US$ 7.3 million.

c)

On February 1, 2008, we filed an arbitration claim against Bank of America in order to obtain the refund of US$ 9 million corresponding to the annulment made by Bank of America of the transfer of funds to our account that we had instructed the bank to execute on December 6, 2007, to redeem securities of the Columbia Strategic Cash Fund (Cash Fund arranged by the Bank of America). On such date, the Cash Fund entered into a liquidation process, and pledged to refund to the subscribers the proceeds of the settlement of its investments in the following months. From December 6, 2007 to the date of the issuance of this Annual Report the Cash Fund has reimbursed to TGS US$ 3.8 million, on account of the US$ 9 million. The arbitration is conducted under the provisions of the Federal Arbitration Act and the rules of the Judicial Arbitration and Mediation Services, Inc. in the United States of America.

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

In May 2007, we appealed the unfavorable portion of this ruling in the Province of Buenos Aires Court alleging that LPG sales might be utilized for other uses different from petrochemical industry.

In a separate proceeding related to the turnover tax in the Province of Buenos Aires, we received notice from the Tax Bureau of the Province of Buenos Aires in November 2004 that a tax assessment process had been initiated in connection with the turnover tax on NGL. On September 26, 2005, we were notified of the results of the tax assessment process for the period from January 2002 to July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, we filed a motion to dismiss on our belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, we filed an appeal with the Tax Bureau of this province. In February 2008, the Tax Bureau of the Province of Buenos Aires notified TGS of another tax assessment process for the period from August 2003 to December 2004, which amounted to Ps. 3.6 million plus interest. On March 11, 2008, we filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires.

As of December 31, 2007, we recorded a provision of Ps. 15.9 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

b)

In November 2002, the Tax Bureau of the Province of Santa Cruz sent us a formal assessment notice for the payment of a turnover tax calculated on the value of the natural gas used by us as fuel to render our transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, we paid the amount claimed of Ps. 1.6 million (including interest to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the provincial Tax Court.

In November 2005, we received a notice from the Tax Bureau of the Province of Río Negro, claiming payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case in the province of Santa Cruz.

Both the proceeding in the Province of Santa Cruz and the proceeding in the Province of Río Negro remain pending.

As of December 31, 2007, we have recorded a provision of Ps. 20.1 million in respect of this contingency under the line item “Provisions for contingencies” of our Financial Statements, which amount was determined in accordance with the estimations of tax and interest that would be payable as of such date.

Our management believes that, in case our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

Other Litigation

As discussed above under “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework”, we are involved in the process of renegotiating our public service contracts with UNIREN.

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

Dividend Distribution Policy

Our dividend distribution policy consists of maintaining a dividend level that assures our credit quality and allows the partial reinvestment of earnings, considering growth projects that we may develop. See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

B.

Significant Changes.

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9. The Offer and Listing

A.

Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2003	4.72	1.47	2.84	1.06
2004	5.72	3.61	3.34	2.13
2005	6.83	4.98	3.99	2.86
2006	7.99	4.44	4.20	2.74
2007	8.47	5.40	5.18	3.43

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2007				2006
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	7.40	6.18	4.57	3.80	5.99	4.81	3.60	2.97
Second Quarter	8.40	6.71	5.01	4.12	5.67	4.44	3.39	2.74
Third Quarter	8.47	5.74	5.18	3.57	5.50	4.91	3.40	2.97
Fourth Quarter	7.37	5.40	4.67	3.43	7.99	5.56	4.20	3.41

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low

December 2007	6.02	5.40	3.80	3.43
January 2008	5.98	4.95	3.65	3.17
February 2008	5.38	4.56	3.40	3.08
March 2008	4.76	4.05	3.08	2.80
April 2008	4.75	3.96	2.98	2.85
May 2008	4.80	3.90	3.08	2.56

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2007, the market capitalization of shares of the 102 companies (excluding mutual funds) listed on the BASE was approximately Ps. 1,773,043 million. At the end of December 2007, the top 10 listed securities represented 95% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

	2003	2004	2005	2006	2007
Market capitalization (US$ in billions)	185.4	231.6	254.4	401.5	563.0
Average daily trading volume (US$ in millions)	11.6	17.9	25.5	20.0	28.5
Number of listed companies	108	107	106	107	109

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

D.

Exchange Controls

Since the end of 2001 the Argentine government has imposed controls on the foreign exchange market and the movement of capital. During 2002, these controls were extensive, but since 2003 they have been progressively and considerably eased.

The most important provisions currently in force, that affect us, are mentioned below:

1.

there is an obligation to enter at least 30% of the funds received as payment for the export of NGL into the exchange market and to convert it into local currency within a time limit established by the Ministry of Economy and Production;

2.

Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month;

3.

principal and interest payments of financial obligations may be freely made, provided that the debt has been previously reported to the BCRA, negotiated in the local foreign exchange market and taken for a minimum term;

4.

companies may freely transfer dividends corresponding to audited financial statements without prior BCRA approval.

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

The summary is based upon tax laws of Argentina and the United States and regulations thereunder as in effect on the date of this Annual Report, which are subject to change, possibly on a retroactive basis. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Holders of ADSs or Class B Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class B Shares in their particular circumstances.

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

We place our cash and current investments in high quality financial institutions in Argentina, the United States and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and commercial papers in foreign currency. As of December 31, 2007, current investments amounted to Ps. 421.1 million.

With regard to our debt obligations, as a general matter, we are not exposed to interest rate risk because all of our debt bears interest at a fixed rate.

Foreign exchange exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2007, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 367.6 million.

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

The potential loss in our net monetary liability position held as of December 31, 2007, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the current peso/U.S. dollar exchange rates would have been approximately Ps. 115.7 million.

Our New Debt Obligations accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rate by expected maturity dates.

	Expected maturity dates(4)
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
U.S. dollars
Fixed rate	127.1	125.7	125.7	125.7	126.1	1,951.3	2,581.6	1,369.8
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	7.875%	7.875%	-	-

(1)  Converted at the exchange rate as of December 31, 2007: Ps. 3.149 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3)  Interest rate based on the prices settled in the contract as of December 31, 2007.

(4) For a more detailed description, see “Item 10. Additional Information – C. Material contracts – New Debt Obligations” included elsewhere herein.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity price risk

In the NGL production and commercialization segment we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE Ara for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume sales of 2007, a US$ 50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 16 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$ 666 and US$ 954, respectively. If they are higher, there would be no effect as the variable export tax regime neutralize any change in the prices of such products. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports” for more information.

For any given period, the NGL sales will be dependent on the international price of LPG and natural gasoline, taxes and other government take impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

For more information see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Increases in export taxes on, a decrease in international prices or other regulation of NGL may materially adversely affect our results of operations and financial condition.”

Item 12.

Description of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure controls and procedures

Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act under Rule 13a-15(e)) as of December 31, 2007, have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

B. Management’s annual report on internal control over financial reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of the end of fiscal year 2007, its internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.

Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our audit committee. Our Board of Directors has identified Mr. Oscar Marano as an audit committee financial expert. Mr. Marano is an independent director.

Item 16B.

Code of Ethics

We have adopted a Code of Conduct, applicable to all employees including our principal executive and financial officers. Our code of conduct is available both on our web site at http://www.tgs.com.ar and as an Exhibit to this Annual Report. For more information see, “Item 6. Directors, Senior Management and Employees-C. Board Practices- Corporate Governance Practices; New York Stock Exchange Requirements”.

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by Price (our former independent registered public accounting firm) and KPMG during the years ended December 31, 2007 and 2006 in each of the following categories are:

	Year ended December 31,
	2007	2006
	(in thousands of pesos)
Audit fees	1,095.0	966.3
Audit-related fees	611.3	21.6
Tax fees	-	15.0
All other fees	-	-
Total fees	1,706.3	1,002.9

Audit fees. Audit fees in the above table are mainly for the audit of our annual financial statements and the review of our quarterly reports, syndics of subsidiaries and Form 20-F.

Audit-related fees. Audit-related fees in the above table are mainly for services related to the review of the information memorandum for the restructuring proposal finalized in June 2007.

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

Consequently, 100% of the fees rendered by our principal accountants in 2007 were approved by the Audit Committee prior to their engagement to perform such work.

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

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant) By:
/s/ Jorge Casagrande
Name:	Jorge Casagrande
Title:	Chief Executive Officer

/s/ Gonzalo Castro Olivera
Name:	Gonzalo Castro Olivera
Title:	Chief Financial Officer

Dated: June 12, 2008

EXHIBIT INDEX

Exhibit No.

1.1

Corporate Charter and By-laws.*

1.2

By-laws Amendments. **

2.1

Indenture dated as of May 14, 2007, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 7.875% Notes Due 2017. *******

2.2

Officers’ Certificate establishing the terms of TGS’ 7.875% Notes Due 2017. *******

3.1

CIESA Shareholders’ Agreement. ******

4.1

Technical Assistance Agreement between TGS and EPCA dated December 28, 1992****

4.2

Ethane supply agreement between TGS and PBB Polisur S.A. ******

4.3

LPG supply agreement between TGS and PIFCo. *******

4.4

Natural gasoline supply agreement between TGS and PIFCo. *******

8.1

List of TGS’s Subsidiaries

11.1

Code of Conduct ******

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

***** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2003 (Commission File No. 1-13396).

****** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2005 (Commission File No. 1-13396).

******* Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2006 (Commission File No. 1-13396).

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

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function):

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

Date: June 12, 2008

/s/ Jorge Casagrande
Jorge Casagrande
Chief Executive Officer

1

EXHIBIT 12.2

CERTIFICATION

I, Gonzalo Castro Olivera, certify that:

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

c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s Board of Directors (or persons performing the equivalent function):

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

Date: June 12, 2008

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2007 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 12, 2008

/s/ Jorge Casagrande
Jorge Casagrande
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2007 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 12, 2008

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Transportadora de Gas del Sur S.A.:

1

We have audited Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2007, based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Transportadora de Gas del Sur S.A. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

2

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5

In our opinion, Transportadora de Gas del Sur S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on  the criteria established in “Internal Control – Integrated Framework” issued by the COSO.

6

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity and and cash flows for the year ended December 31, 2007, and our report dated June 12, 2008 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina

June 12, 2008

SIBILLE

(Member firm of KPMG International)

Jorge E. Dietl

Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Transportadora de Gas del Sur S.A.:

1

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

3

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

4

Accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

5

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 12, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina

June 12, 2008

SIBILLE

(Member firm of KPMG International)

Jorge E. Dietl

Partner

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

PRICE WATERHOUSE & CO. S.R.L.

Rubén O. Vega (Partner)

City of Buenos Aires, Argentina

February 5, 2007 (except with respect to the matters discussed in

Note 12 to the consolidated financial statements, which is as of April 17, 2007)

TRANSPORTADORA DE GAS DEL SUR S.A.

	2007	2006		2007	2006
CURRENT ASSETS			**CURRENT LIABILITIES**		
Cash and banks	2,816	6,583	Accounts payable (Note 4.e.)	163,590	174,616
Investments (Note 14.d.)	421,102	471,673	Loans (Note 6)	16,459	99,063
Accounts receivable, net (Note 4.a.)	165,100	178,314	Payroll and social security taxes payable	22,799	14,764
Other receivables (Note 4.b.)	77,630	45,635	Taxes payable (Note 4.f.)	34,269	20,805
Inventories	16,525	9,636	Advances from customers (Note 4.g.)	15,362	7,174
Total current assets	683,173	711,841	Other liabilities (Note 4.h.)	12,154	12,193
			Provisions for contingencies (Note 14.e.)	48,108	50,133
			Total current liabilities	312,741	378,748
			NON CURRENT LIABILITIES		
			Loans (Note 6)	1,574,500	1,918,524
NON CURRENT ASSETS			Taxes payable (Note 4.i.)	57,404	-
Accounts receivable (Note 4.c.)	13,443	14,710	Advances from customers (Note 4.j.)	127,491	59,839
Other receivables (Note 4.d.)	123,154	193,710	Total non-current liabilities	1,759,395	1,978,363
Investments (Note 14.c.)	1,112	641	Total liabilities	2,072,136	2,357,111
Property, plant and equipment, net (Note 14.a.)	4,170,600	4,217,871	MINORITY INTEREST	1	2
Intangible assets, net (Note 14.b.)	10,202	469			
Total non-current assets	4,318,511	4,427,401	SHAREHOLDERS' EQUITY	2,929,547	2,782,129
Total assets	5,001,684	5,139,242	Total liabilities and shareholders' equity	5,001,684	5,139,242

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

	2007	2006	2005
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Net income for the year	147,508	358,022	217,507
Reconciliation of net income to cash flows provided by operating activities			
Depreciation of property, plant and equipment	197,806	192,653	186,993
Amortization of intangible assets	1,117	234	10,582
Retirement of property, plant and equipment	18,926	20,608	27,966
Impairment of property, plant & equipment	19,600	-	-
(Reversal) / increase in allowances and provisions	(2,025)	26,129	3,416
Minority interest	-	1	-
(Gain) / loss on related companies	(590)	442	(2,607)
Interest expense	156,661	193,674	185,458
Result of the debt prepayment	(10,576)	-	-
Income tax expense	147,012	21,891	12,815
Foreign exchange rate and other net financial results	29,878	25,756	40,712
Changes in assets and liabilities:			
Net increase in investments other than cash and cash equivalents	(4,214)	-	-
Accounts receivable	14,481	4,894	(36,272)
Other receivables	(34,842)	(54,699)	96,193
Inventories	(6,889)	(3,710)	(425)
Accounts payable	(7,126)	44,042	14,335
Advances from customers	(14,407)	(25,503)	(3,965)
Payroll and social security taxes payable	8,035	2,403	1,991
Taxes payable	15,718	27,422	10,734
Other liabilities	81	(31,915)	(2,155)
Provisions for contingencies	-	(493)	-
Others	-	-	96
Interest paid	(139,292)	(175,468)	(158,313)
Income tax and asset tax paid	(18,459)	(20,137)	(20,341)
Net cash provided by operating activities	518,403	606,246	584,720
CASH FLOWS USED IN INVESTING ACTIVITIES			
Distribution from affiliates	-	-	2,053
Contribution to affiliates	-	-	(110)
Payment for the acquisition of property, plant and equipment	(203,565)	(127,383)	(168,071)
Net increase in investments other than cash and cash equivalents	(28,386)	-	-
Net cash used in investing activities	(231,951)	(127,383)	(166,128)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Advances from customers	90,216	48,758	13,516
Proceeds from loans	1,530,650	-	-
Payment of loans	(1,994,256)	(562,309)	(254,961)
Net cash used in financing activities	(373,390)	(513,551)	(241,445)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(86,938)	(34,688)	177,147
Cash and cash equivalents at the beginning of the year	478,256	512,944	335,797
Cash and cash equivalents at the end of the year	391,318	478,256	512,944

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders´ contributions			Retained Earnings			
	Common stock	Inflation adjustment to common stock	Total Common stock	Legal reserve	Accumulated Retained earnings	Other comprehensive loss	Total shareholders' equity
Balances at December 31, 2004	794,495	1,145,012	1,939,507	148,517	118,576	-	2,206,600
Resolutions of the Ordinary Shareholders´Meeting held on March 31, 2005:							
Appropiation to legal reserve	-	-	-	5,929	(5,929)	-	-
Net income for the year	-	-	-	-	217,507	-	217,507
Balances at December 31, 2005	794,495	1,145,012	1,939,507	154,446	330,154	-	2,424,107
Resolutions of the Ordinary Shareholders´Meeting held on March 20, 2006:							
Appropiation to legal reserve	-	-	-	10,875	(10,875)	-	-
Net income for the year	-	-	-	-	358,022	-	358,022
Balances at December 31, 2006	794,495	1,145,012	1,939,507	165,321	677,301	-	2,782,129
Resolutions of the Ordinary Shareholders´Meeting held on April 12, 2007:							
Appropiation to legal reserve	-	-	-	17,901	(17,901)	-	-
Other comprenhesive loss (Note 6)	-	-	-	-	-	(90)	(90)
Net income for the year	-	-	-	-	147,508	-	147,508
Balances at December 31, 2007	794,495	1,145,012	1,939,507	183,222	806,908	(90)	2,929,547

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Agency or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) as approved by Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 12 to these consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”) over which it has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the CPCECABA. The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2007, 2006 and 2005 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2007	2006	2005
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

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

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders´equity for the fiscal years ended December 31, 2007, 2006 and 2005 would not be significant.

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

e)

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Note 14.g).

Generally, foreign currency transaction gains and losses are included in the determination of net income.

However, CNV Resolution No. 398 provides, under certain circumstances, for the application of CPCECABA Resolution MD No. 3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to liabilities in foreign currency as of such date may be allocated to the cost of assets acquired or constructed with such financing as long as a series of conditions and requirements established in such standard are complied with. However, in July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

f)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack, which is classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its net realizable value.

g)

Current investments

Bank accounts and time deposits in local and foreign currency have been valued at their face values plus accrued interest. Private bonds have been valued at their face values plus accrued interest ("amortized cost"), which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds in foreign currency have been valued at market value at year-end.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

 Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method and the asset tax credit have been calculated at their nominal value.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the financial statements at the dates specified in Note 14.c), which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2007 and 2006, the investment in Link has been adjusted by Ps. 4,350 and Ps. 4,368, respectively, due to the elimination of intercompany profits. The book value of the investment in EGS and TGU as of December 31, 2007 includes Ps. 64 and Ps. 29, respectively, corresponding to the transactions between EGS and the Company in the three-month period ended on December 31, 2007.

The Company considers its foreign subsidiary TGU to be a “non-integrated subsidiary”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU as from September 30, 2007 to December 31, 2007.

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

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

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

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 14.a).

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the income statement.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 5,053 and Ps. 2,622 for the years ended December 31, 2007 and 2006, respectively.

The Company periodically evaluates the carrying value of these assets for impairment, by comparing the carrying value with its fair value which is calculated based on the projected cash flow discounted at a rate commensurate with the risk involved. In case that its carrying value is higher than its fair value, a loss would be recognized based on the amount by which the carrying value exceeds its fair value.

Based on the projections made as discussed in Note 2.a) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value.

k)

Intangible assets

Intangible assets have been valued at their historical cost, restated to account for the effects of inflation as described in Note 2.b), less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The intangible assets balance includes costs generated by the acquisition of turbine maintenance and repair licenses and the expenses related to the creation of the Global Program 2007. Both of these items are being amortized in a 5-year period.

l)

Income tax

The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented.

The Company and its subsidiary record income taxes using the deferred tax method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Argentine GAAP requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2007	2006	2005
Estimated current income tax expense	16,205	1,714	611
Deferred income tax expense	130,807	164,726	113,566
Change in valuation allowance	-	(144,549)	(101,362)
Income tax expense	147,012	21,891	12,815

The components of the net deferred tax (liability) / asset as of December 31, 2007 and 2006, are the following:

	2007		2006
Deferred tax assets
Allowance for doubtful accounts	27		98
Present value other receivables	38		5,769
Present value advanced payments from clients	-		451
Other provisions	869		835
Provision for contingencies	16,838		17,547
Accrued interest from loans	-		18,221
Labor provisions	3,120		1,532
Tax loss carryforwards	-		110,750
Foreign exchange loss generated by current investments	177		651
	21,069		155,854
Deferred tax liabilities
Deferred revenues	683		744
Property, plant and equipment, net	77,695		81,612
	78,378		82,356
Net deferred tax (liability) / asset (Note 4.i and 4.d)	(57,309)	(1)	73,498

          (1) Net of deferred tax asset of Ps. 95 recorded under “Other non-current receivables”.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2007, 2006 and 2005 as follows:

	2007	2006	2005
Pre-tax income	294,520	379,914	230,322
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	103,082	132,970	80,613
Permanent differences at statutory income tax rate
- Inflation adjustment	36,524	32,781	35,908
- Non-taxable income and non-deductible expenses	(533)	(447)	(979)
- Variation in deferred tax assets allowance	-	(144,549)	(101,362)
- Others	7,939	1,136	(1,365)
Income tax expense	147,012	21,891	12,815

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

As mentioned in Note 2.c), TGS has elected to disclose in the note to the consolidated financial statements the deferred tax liability generated by the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2007, would have increased in Ps. 687,826 (generating a net liability position of Ps. 745,230) and a positive effect of Ps. 36,395, Ps. 32,714 and Ps. 33,817 on the Company’s net income for the years ended December 31, 2007, 2006 and 2005, respectively, would have been recognized. Additionally, in 2007 and subsequent years, TGS would have recorded a lower income tax expense as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Amount
Year 2008	30,421
Year 2009	30,817
Year 2010	30,359
Year 2011	30,305
Year 2012 onwards	565,924
Total	687,826

m)

Asset tax

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

This tax credit has been recorded at its nominal value according to what it is mentioned in Note 2.h).

The breakdown of the asset tax credit as of December 31, 2007 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	22,807	2016
2007	7,960	2017
Balance at the end of the year (Note 4.d.)	113,917

n)

Advances from customers in kind

The advances from customers in kind have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

o)

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

Contingencies and allowances are disclosed in Note 9 and Note 14.e).

p)

Shareholders’ equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for “Common stock nominal value” which is stated at original cost. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders´ Equity.

q)

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

r)

Statement of income accounts

Accounts relating to the statement of income have been registered as follows:

-Accounts that accumulate monetary transactions, at their nominal value.

-Expenses related to consumption of non-monetary assets have been charged to the statement of income taking into account the restated cost of such assets as described in Note 2.b).

- Gain / (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain / (loss) on related companies”.

Other expenses, net for the years ended December 31, 2007, 2006 and 2005, include the following items:

	2007	2006	2005
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	-	24,722	-
Provision for contingencies (Note 14.e.)	2,025	(26,129)	(3,490)
Others	(4,619)	676	(2,620)
Total other expense, net	(2,594)	(731)	(6,110)

The breakdown of “Net financial results” line item for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Generated by assets
Interest income	34,103	30,603	15,363
Foreign exchange gain	8,421	13,390	15,822
Impairment of property, plant and equipment	(19,600)	-	-
Other financial results, net	-	1,654	(254)
Total	22,924	45,647	30,931

Generated by liabilities
Interest expense	(156,661)	(193,674)	(185,458)
Foreign exchange loss	(42,643)	(26,536)	(40,256)
Gain on debt prepayment	10,576	-	-
Other expenses and financial charges	(27,691)	(14,480)	(14,289)
Total	(216,419)	(234,690)	(240,003)
Total net financial results	(193,495)	(189,043)	(209,072)

s)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2007, 2006 and 2005 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

t)

Derivative financial instruments

The Company has outstanding derivative financial instruments with major financial institutions with the aim to reduce the risk of the financial market, at a competitive cost in accordance with the market conditions, to manage the impact of the floating interest rate changes and the US dollar exchange rate changes. TGS does not use financial instruments with speculative aims.

The derivative financial instrument described in Note 6 consists of a currency forward and has been valued at its net realizable value.

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

For the years ended December 31, 2007, 2006 and 2005, the Company classifies its businesses into three segments: Natural Gas Transportation Services, NGL Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

The Company manages its segments to the operating income (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 2.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

As of and for the year ended December 31, 2007	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	509,501	667,395	80,377	-	1,257,273
Operating income (loss)	218,406	297,187	25,570	(51,144)	490,019
Depreciation of property, plant and equipment	149,130	32,795	14,226	1,655	197,806
Additions to property, plant and equipment	114,593	56,964	7,929	9,575	189,061
Identifiable assets	3,737,490	474,601	174,224	615,369	5,001,684
Identifiable liabilities	249,528	59,510	9,345	1,753,753	2,072,136

As of and for the year ended December 31, 2006	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	491,996	726,393	91,113	-	1,309,502
Operating income (loss)	211,379	370,836	33,864	(45,949)	570,130
Depreciation of property, plant and equipment	144,401	31,050	13,294	3,908	192,653
Additions to property, plant and equipment	119,882	17,719	15,429	3,381	156,411
Identifiable assets	3,836,424	449,891	166,475	686,452	5,139,242
Identifiable liabilities	121,982	61,709	9,734	2,163,686	2,357,111

As of and for the year ended December 31, 2005	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	460,008	546,302	58,428	-	1,064,738
Operating income (loss)	202,787	258,470	15,952	(34,312)	442,897
Depreciation of property, plant and equipment	141,211	29,251	13,664	2,867	186,993
Additions to property, plant and equipment	140,388	23,015	4,034	4,093	171,530
Identifiable assets	3,882,854	473,787	183,561	657,028	5,197,230
Identifiable liabilities	68,145	61,074	8,067	2,635,837	2,773,123

The Company renders services of gas transportation business principally to gas distribution companies, to Petrobras Energía, to Profertil S.A. (“Profertil”) and to Repsol-YPF S.A. (“Repsol-YPF”). Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
MetroGAS S.A.	169,590	176,474	173,518
Camuzzi Gas Pampeana S.A.	92,474	89,501	83,696
Gas Natural BAN S.A.	71,519	70,042	64,477
Petrobras Energía (Note 10)	28,500	26,635	25,173
Camuzzi Gas del Sur S.A.	24,857	23,915	22,542
Profertil	11,445	11,459	11,577
Repsol-YPF	17,524	27,346	16,853

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the fiscal years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
PIFC (Note 10)	476,551	530,212	383,871
Polisur	203,888	238,188	141,547

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2007 AND 2006

		2007	2006
a)	Current accounts receivable
	Gas transportation
	MetroGAS S.A.	8,773	16,649
	Camuzzi Gas Pampeana S.A.	8,803	8,473
	Gas Natural BAN S.A.	7,479	7,358
	Camuzzi Gas del Sur S.A.	2,128	2,189
	Profertil	1,261	1,158
	Repsol-YPF	3,045	6,997
	Total Austral S.A. (“Total Austral”)	3,345	2,969
	Pan American Sur S.R.L. (“PAS”)	2,948	1,906
	Related companies	4,125	3,469
	Others	12,866	7,753
	Subtotal	54,773	58,921

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2007	2006
NGL production and commercialization
Polisur	22,032	25,089
Pan American Energy LLC (Argentine Branch)	1,165	7,979
Total Austral	3,788	5,790
Related companies	47,848	50,681
Others	6,827	6,456
Subtotal	81,660	95,995

	Other services
	Pan American Energy LLC (Argentine Branch)	939	2,085
	Profertil	3,437	3,340
	Sipetrol Argentina S.A.	-	538
	Gas trust fund (Note 7.c.)	9,230	-
	Related companies	2,604	9,246
	Others	13,173	9,109
	Subtotal	29,383	24,318
	Allowance for doubtful accounts (Note 14.e)	(716)	(920)
	Total	165,100	178,314

b)	Other current receivables
	Tax credits	13,357	23,592
	Prepaid insurance expense	4,311	4,589
	Advances to suppliers	26,127	9,737
	Claims to third parties (1)	25,493	-
	Others	8,342	7,717
	Total	77,630	45,635

c)	Non-current accounts receivable
	Other services
	Profertil	13,443	14,710
	Total	13,443	14,710

d)	Other non-current receivables
	Deferred income tax (Note 2.l.)	95	73,498
	Asset tax credit (Note 2.m.)	113,917	111,641
	Easement expense to be recovered	4,233	4,233
	Others	4,909	4,338
	Total	123,154	193,710

e)	Current accounts payable
	Suppliers	147,954	152,285
	Customers (Credit balances)	13,594	19,880
	Related companies (Note 10)	2,042	2,451
	Total	163,590	174,616

f)	Taxes payable
	Asset tax, net	-	13,733
	Turnover tax	568	884
	Income tax (net of advances and others)	6,371	-
	Value added tax (“VAT”)	106	1,917
	Tax on exports	23,021	803
	Others	4,203	3,468
	Total	34,269	20,805

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2007	2006
g)	Current advances from customers(2)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	2,411	1,765
	Total Austral	6,426	1,743
	Wintershall Energía S.A. (“Wintershall”)	1,656	1,743
	PAS	4,284	1,162
	Other	585	761
	Total	15,362	7,174

h)	Other liabilities
	Negative equity value (Note 14.c)	-	120
	Provisions for GdE lawsuit (Note 9.d)	12,035	11,517
	Other provisions	119	556
	Total	12,154	12,193

i)	Non-current taxes payable
	Deferred income tax	57,404	-
	Total	57,404	-

j)	Non-current advances from customers(2)
	Aluar	55,539	47,488
	Total Austral	41,582	4,611
	Wintershall	2,628	4,611
	PAS	27,721	3,073
	Others	21	56
	Total	127,491	59,839

(1) It corresponds to an arbitration claim initiated by TGS against the Bank of America for the amount of US$ 9 million, net of a related payment received late in December 2007. The claim is based on the annulment made by the bank, of the transfer of funds to TGS account that had been instructed by the Company on December 6, 2007 to redeem securities of the Columbia Strategic Cash Fund (Cash Fund arranged by the Bank of America). On such date, the Cash Fund entered into a liquidation process, and pledged to refund to the subscribers the proceeds of the settlement of its investments in the following months. From December 6, 2007 to the date of the issuance of these consolidated financial statements the Cash Fund has reimbursed to TGS US$ 2.8 million, on account of the US$ 9 million (Note 9.e.).

(2) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

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

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of December 31,
	2007	2006	2005
Cash and banks	2,816	6,583	2,418
Current investments	421,102	471,673	510,526
Current investments other than cash and cash equivalents	(32,600)	-	-
Total cash and cash equivalent	391,318	478,256	512,944

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Non-cash transactions are as follows:

	As of December 31,
	2007	2006	2005
Acquisition of property, plant & equipment through an increase in accounts payable	20,312	36,079	7,337
Financial charges capitalization	(1,264)	(286)	(1,647)

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of December 31, 2007, 2006 and 2005 for Ps. 27,295, Ps. 33,405 and Ps. 24,808, respectively.

6.

LOANS

Short-term and long-term debt as of December 31, 2007 and 2006 comprise the following:

	2007	2006
Current Loans:
Tranche A:
2004 Euro medium – term notes (“EMTN”) Program: Series 1 notes	-	54,381
Privately placed notes	-	3,414
Inter-American Development Bank (“IDB”) loans	-	30,197
1999 EMTN Program: Series 2 notes (1)	94	92
Interests payable	15,636	8,003
Financial leases (annual interest rate of 7.65%)	729	2,976
Total current loans	16,459	99,063

Non- current loans:
2007 EMTN Program: Series 1 notes	1,574,500	-
Tranche A:
2004 EMTN Program: Series 1 notes	-	331,490
Privately placed notes	-	20,810
IDB loans	-	184,211
Tranches B-A and B-B:
2004 EMTN Program: Series 1 notes	-	781,720
Privately placed notes	-	121,145
IDB loans	-	426,436
Interests payable	-	52,060
Financial leases (annual interest rate of 7.65%), due through 2008	-	652
Total non-current loans	1,574,500	1,918,524
Total loans	1,590,959	2,017,587

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and bear an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The early amortization of the restructured debt generated a Ps. 10,576 gain, which is net of a cost of Ps. 25,222 paid for the prepayment of Tranche B-A (equaled to the 2% of the principal amount), and the Ps. 2,291 premium paid for the equivalent of 0.25% of the residual principal amount of the tendered notes.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments of US$ 125,000,000, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

a.

As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

b.

For the refinancing of the outstanding financial debt.

c.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Financial debt restructured in December 2004:

Debt corresponding to Tranches A, B-A and B-B was issued in December 2004 to restructure the terms and conditions of the previous outstanding loans, which payments of principal and interest were suspended in May 2003.

The principal terms of the Company’s outstanding debt obligations were as follows:

Description	Tranche A	Tranches B-A y B-B
Principal	US$ 470,306,281, which represented 52% of the total principal amount.	US$ 409,044,874 and US$ 25,083,940, respectively, representing approximately 48% of the principal amount.
Interest	Ranging from an annual rate of 5.3% for the first year to 7.5% in the last year, payable on a quarterly basis.

Ranging from an annual rate of 7% for the first year to 10% in the ninth year, payable on a quarterly basis,

The Tranche B-A debt obligations also accrued additional interest from December 15, 2006 onwards at an incremental annual interest rate ranging from 0.75% to 2%, subject to the level of the Company’s consolidated adjusted EBITDA (as defined in the new debt obligations) for each applicable fiscal year. The Tranche B-B debt obligations also accrued additional interest at an incremental annual rate starting at 0.60% in the third year and increasing by 5 basis points (0.05%) annually until such annual rate reached 0.90% in the last year.

Principal amortization	Amortization quarterly payments commencing on March 15, 2005 until December 15, 2010.	Amortization quarterly payments commencing on March 15, 2011 until December 15, 2013.

The notes and privately placed notes in a principal amount of US$ 531,870,232 and US$ 82,424,863, respectively, were issued pursuant to the Company’s Global Program, which provides for the issuance of notes up to a maximum amount of                    US$ 800,000,000. The creation of the Global Program was approved by the Annual Shareholders’ Meeting held on April 2, 2004 and was authorized by the CNV on October 28, 2004. Public trading of notes was authorized by the BCBA and the MAE.

Derivative financial instruments

In November 2007, the Company entered into a currency forward agreement with a major financial institution, which expiration date was on May 12, 2008. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. To the purpose of its settlement, the Company took the reference exchange rate informed by the Central Bank of the Argentine Republic (“BCRA”) through the Circular A 3,500. As of December 31, 2007, its fair value amounts to approximately (Ps. 90) and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account.

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

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2008, after several extensions.

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

In July 2004, UNIREN submitted to TGS a proposal for the adjustment of the contractual terms and conditions of the License, which among other things provided for a tariff increase of 10% effective as from 2005, an overall tariff review to become effective as from 2007 and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. As this proposal differed from discussions TGS previously had with UNIREN, the Company rejected it and sought to reach an overall agreement with UNIREN by the end of 2004 (in line with UNIREN’s original proposal set forth in the “Preliminary Renegotiation Guidelines”) and to carry out the process of obtaining approval from the National Congress during the first semester of 2005.

During the Public Hearing held on April 27, 2005, with the aim of discussing the above mentioned proposal, UNIREN reaffirmed its 10% tariff increase proposal and suggested to advance the process of the overall tariff revision, so that the resulting tariff adjustments would come into effect during 2006. UNIREN also outlined a first stage that included the postponement of the potential claims from the Company and its shareholders, prior to a renegotiation of the License, and the subsequent abandonment of any such claims from TGS or its shareholders, and the agreement to hold harmless the Argentine Government. Regarding the original proposal, TGS put forward the need to improve certain items of UNIREN’s original proposal and expressed its willingness to continue the negotiation.

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

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp.

During 2006, the UNIREN made two new proposals to TGS with the same guidelines established in the previous proposals, reflecting no significant progress in the tariff renegotiation process as of the date of the issuance of these consolidated financial statements.

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

The License establishes, among other restrictions, that the Company will not be able to afford CIESA´s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of this company.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)

Expansion of the gas transportation system

Due to the lack of expansions of the natural gas transportation system over the last years (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the license is still pending) and a growing gas demand in certain segments of the Argentine economy, the Argentine Government established - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities - the framework for the creation of a trust fund (“the gas trust fund”) aimed  at  financing the expansion of the national gas transportation system.

Within this framework, the first expansion of the San Martín Pipeline ended in August 2005, which increased the transportation capacity by 102 millions of cubic feet per day (“MMcf/d”). This project involved the construction of approximately 316 miles of pipeline and a 30,000 HP compression capacity increase through the construction of a compressor plant and the revamping of some of TGS’s existing compressor units. The gas trust fund financed US$ 311 million from a total amount of US$ 351 million, while TGS invested approximately US$ 40 million (including VAT for U$S 7 million).

The gas trust fund repays it investment by means of the 20% of the total net revenues generated by the current tariffs from the additional transportation capacity and collects an specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs. The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets. The cost of TGS's investment is being recovered through collection of the remaining 80% of current tariff rate. This surplus is also bound for the payment of operation and maintenance expense of these new assets.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the transportation capacity by 883 MMcf/d, of which approximately 332 MMcf/d correspond to TGS system. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS.

According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered for the 247 MMcf/d expansion (for the year ended December 31, 2007, the Company recorded a provision of Ps. 9.2 million), and the expansion works management fee for the remaining 85 MMcf/d has not yet been determined. The property of the works will be entitled to a gas trust fund and the investment would be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses. It is expected that the first stage, which consists of an expansion of 78 MMcf/d, will be in operation in winter of 2008.

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

As of December 31, 2007, 2006 and 2005 the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS’s shares are traded on the BCBA and under the form of the American Depositary Shares (“ADS”) (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

The Company is required to have in force the authorization of the public offer of its common stock and the corresponding authorization to trade in the different official stock markets in Argentina until 2009.

b)

Limitation on the transfer of the Company’s shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

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

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 - “Covenants”).

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

In February 2007, the Tax Court partially upheld TGS complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption, because they were not raw materials for an industrial process.

In May 2007, TGS appealed the unfavorable portion of this ruling in the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry.

Moreover, in November 2004, TGS received a notice from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process for the period from January 2002 to July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS filed a motion to dismiss on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed an appeal with the Tax Bureau of this province.

As of December 31, 2007, TGS recorded a provision of Ps. 15.9 million, having partially reversed in this year the provision related to ethane sales recorded under the line Other expenses, net, pursuant to the sentence pronounced in February 2007 mentioned before.

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

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution N°470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

As of December 31, 2007, the amount of this contingency ranges between US$ 6 million and US$ 17 million (including interests as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. The Company does not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2007, TGS has not recorded any provision in connection with this matter.

c)

In November 2002, the Tax Bureau of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the value of the natural gas used by TGS as fuel to render its transportation services. This assessment corresponds to the fiscal period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiationg a proceeding in the provincial Tax Court..

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro, claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

As of December 31, 2007, the Company recorded a provision of Ps. 20.1 million under the line item "Provisions for contingencies", determined according with the estimations of tax and interests to be paid as of such date, as an estimate of contingency which could be unfavourable to the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2007, the remaining balance of the sentence amounted to Ps. 46.4 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under "Other liabilities", offsetting the provision mentioned above. As of December 31, 2007, the net provision amounted to Ps. 12.0 million.

e)

On February 1, 2008, TGS filed an arbitration claim against the Bank of America in order to obtain the refund of US$ 9 million corresponding to the annulment made by the mentioned bank of the transfer of funds to TGS account that the Company had instructed the bank to execute on December 6, 2007. The arbitration is conducted under the provisions of the Federal Arbitration Act and the rules of the Judicial Arbitration and Mediation Services, Inc. in the United States of America (Note 4.b.).

f)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the BCRA. This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

The Company believes that it has several legal instances to defend its position, and accordingly, as of December 31, 2007, TGS has not recorded any provision in respect of this proceeding. Based on the opinion of our legal advisors, the amount of the fine that may result from an eventual adverse sentence will not be greater than US$ 7.3 million.

g)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TGS sells propane, butane, and natural gasoline to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company.

Additionally, TGS renders natural gas transportation services to Petrobras Energía, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the NGL for Petrobras Energía’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the NGL selling price. This service is regulated by a contract which is due in December 2010.

As of December 31, 2007 and 2006, the outstanding balances corresponding to the Board of Directors´ compensations amounted to Ps. 78 and Ps. 97, respectively. The accrued amounts for such compensation for the years ended December 31, 2007, 2006 and 2005 were Ps. 751, Ps. 395 and Ps. 261, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2007 and 2006 is as follows:

	2007		2006
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	111	-	37	-
Petrobras Energía	4,558	8,761	9,590	2,451
Affiliates with significant influence:
Link	101	-	193	-
TGU	210	-	147	-
EGS	21	-	20	-
Other related companies:
PIFC	47,332	-	50,518	-
Área Santa Cruz II U.T.E.	307	-	311	-
Refinor S.A.	730	-	1,327	-
WEB S.A.	643	-	218	-
Total	54,013	8,761	62,361	2,451

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The detail of significant transactions with related parties for the years ended December 31, 2007, 2006 and 2005 is as follows:

For the year ended December 31, 2007

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	13
Petrobras Energía	28,500	25,562	16,741	8,691	34,747	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	995	-	-	-
TGU	-	-	207	-	-	-
Other related companies:
PIFC	-	476,551	-	-	-	-
Refinor S.A.	-	-	1,614	-	-	-
WEB S.A.	2,793	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,079	-	-	-
Total	31,293	502,113	22,636	8,691	34,747	135

For the year ended December 31, 2006

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	80
CIESA	-	-	-	-	-	122
Petrobras Energía	26,635	28,411	27,273	9,128	42,631	-
Affiliates with significant influence:
Link	-	-	947	-	-	-
TGU	-	-	307	-	-	-
EGS	-	-	49	-	-	-
Other related companies:
PIFC	-	530,312	-	-	-	-
Refinor S.A.	-	-	2,356	-	-	-
Quintana y Otros U.T.E.	1,820	-	-	-	-	-
WEB S.A.	3,044	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	2,069	-	-	-
Total	31,499	558,723	33,001	9,128	42,631	202

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

For the year ended December 31, 2005

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Salaries and wages	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	-	84
CIESA	-	-	-	-	-	-	122
Petrobras Energía	25,173	21,189	16,019	3,643	210	32,880	-
Affiliates with significant influence:
Link	-	-	876	-	-	-	-
TGU	-	-	614	-	-	-	-
EGS	-	-	323	-	-	-	-
Other related companies:
PIFC	-	383,871	-	-	-	-	-
Petrolera Santa Fe S.A.	-	-	-	2,879	-	-	-
Refinor S.A.	-	-	2,157	-	-	-	-
Quintana y Otros U.T.E.	3,107	-	-	-	-	-	-
WEB S.A.	3,003	-	-	-	-	-	-
Area Santa Cruz II U.T.E.	-	-	1,472	-	-	-	-
Total	31,283	405,060	21,461	6,522	210	32,880	206

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

	Year ended December 31,
	2007	2006	2005
Reconciliation of net income:
Net income under Argentine GAAP	147,508	358,022	217,507
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a)	(1,774)	(425)	(2,902)
Intangible assets (Note 12.b and g)	(3,661)	(1,309)	9,635
Interest rate lock agreements (Note 12.g)	(5,322)	(1,903)	(1,035)
Deferred income tax under US GAAP (Note 12.c)	15,934	24,828	26,560
Non-current investment in unconsolidated affiliated companies (Note 12.d)	(2,349)	199	35
Capitalized foreign exchange differences (Note 12.e)	7,524	7,522	7,521
Discounted value of certain receivables (Note 12.f)	-	(2,003)	(102)
Troubled debt restructuring (Note 12.g)	61,696	22,060	11,992
Accounting for current investments (Note 12.h)	-	(1,409)	1,409
Net income under US GAAP	219,556	405,582	270,620

Earnings per share:	2007	2006	2005
Amounts under US GAAP	0.28	0.51	0.34
Earnings per ADS:
Amounts under US GAAP	1.38	2.55	1.70

	As of December 31,
	2007	2006
Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	2,929,547	2,782,129
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	8,094	9,868
Intangible assets (Note 12.b and g)	-	3,661
Deferred income tax under US GAAP (Note 12.c)	(644,751)	(658,822)
Non-current investments in unconsolidated affiliated companies (Note 12.d)	(3,307)	(958)
Capitalized foreign exchange differences (Note 12.e)	(131,160)	(138,684)
Troubled debt restructuring (Note 12.g)	-	(61,696)
Shareholders’ equity under US GAAP	2,158,423	1,935,498

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2007	2006
Shareholders’ equity under US GAAP as of the beginning of the year	1,935,498	1,527,763
Other comprehensive income	3,369	2,153
Net income under US GAAP	219,556	405,582
Shareholders’ equity under US GAAP as of the end of the year	2,158,423	1,935,498

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and exchange differences amounting to Ps. 5,053, Ps. 2,622 and Ps. 6,294 for the years ended December 31, 2007, 2006 and 2005, respectively.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”, which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34.

The US GAAP reconciling item represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 12,825 and Ps. 8,320 for the years ended December 31, 2007 and 2006, respectively) and (ii) computing interest capitalization in accordance with SFAS No. 34. net of its corresponding accumulated depreciation (Ps. 20,919 and Ps. 18,188 for the years ended December 31, 2007 and 2006, respectively).

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

Additionally, under Argentine GAAP and US GAAP, issuance costs of debts which were restructured in December 2004 were capitalized when they were incurred. Under Argentine GAAP, the unamortized issuance costs as of date of the debt restructuring were charged to expense. Under US GAAP, these unamortized costs were amortized during the term of the restructured debt until it was cancelled in June 2007, following the provisions contained in SFAS No. 15. The unamortized costs as of June 2007, were expensed.

c)

Deferred income tax

During the years ended December 31, 2007, 2006 and 2005, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in SFAS No. 109, “Accounting for Income Taxes”.

However, under Argentine GAAP, the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes in accordance with Resolution MD No.11/2003 issued by the CPCECABA. Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

As discussed in note 2.c), effective January 1, 2006 the Company applied the new accounting standards issued by the CPCECABA and adopted by the CNV. The new standards provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting mandates companies to treat these differences as temporary differences. However, the standard allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As such, the Company elected to continue treating differences as permanent.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the reconciling items, as appropriate.

On January 1, 2007, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation requires that a company recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of the date of the adoption of FIN 48, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.  No interest or penalties have been accrued at the date of adoption.

Additionally, effective January 1, 2007, the Company has adopted FSP No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48,” (FSP FIN 48-1), which was issued on May 2, 2007. FSP FIN 48-1 amends FIN 48 to provide guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The adoption of FSP FIN 48-1 did not have an impact on TGS’s consolidated financial statements.

The Company and its subsidiary file income tax returns only in Argentina due to the fact that Taxable income was generated from argente companies TGS is no longer subject to income tax examinations by tax authorities for years prior to 2002.

d)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity investees. As a consequence of this assessment, the Company recognized a net (loss) / gain of (Ps. 2.3 million), Ps. 0.2 million and Ps. nil for the years ended December 31, 2007, 2006 and 2005, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized foreign exchange differences, the discount of certain receivables and the impairment of long-lived assets, as well as the application of SFAS No.109 for the recognition of income taxes.

e)

Capitalized foreign exchange differences

As discussed in Note 2.j), under Argentine GAAP, the Company capitalized the foreign exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expense amounted to Ps. 7.5 million for each year ended December 31, 2007, 2006 and 2005. Under US GAAP, such foreign exchange loss was charged to income every year.

f)

Discounted value of certain receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded an adjustment for Ps. 2.0 million and Ps. 0.1 million in fiscal years 2006 and 2005, respectively, over the nominal value of long term tax credits. Those adjustments were reversed for US GAAP purposes. In fiscal year 2006, under Argentine GAAP, the asset tax credit discount was reversed, in accordance with an accounting rule interpretation issued in 2006.

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

Under US GAAP, the Company followed the provisions contained in SFAS No. 15 which states that in the case of a troubled debt restructuring (as this term is defined by SFAS No. 15) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, as of December 31, 2004, no gain and loss on restructuring had been recorded by the Company under US GAAP and those gains and losses recorded under Argentine GAAP were amortized as adjustments to interest expensed during the term of the restructured debt until it was cancelled in June 2007, when the unamortized amounts were recorded in the Statement of Income.

h)

Accounting for current investments

As of December 31, 2005, the Company had government bonds which were sold in 2006. Under Argentine GAAP, these investments were valued at fair value with unrealized losses of Ps. 1.4 million charged to income.

Under US GAAP, the Company classified these investments as available-for-sale and valued them at market value with unrealized losses recorded in accumulated other comprehensive loss, in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. In 2006, the unrealized losses as of December 31, 2005, were expensed.

The Company has classified its mutual funds investments as trading securities which are reported at fair value with gains and losses reported in earnings.

i)

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

As of December 31, 2007, under Argentine GAAP and US GAAP, the Company has recorded an impairment of Ps. 19.6 million in order to expense the total carrying amount of certain turbines as they became obsolete. No impairment losses have been recognized for 2006 and 2005.

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

b)

Statement of income classification differences:

Argentine GAAP provides that only returns and other allowances are deducted from net revenues, while direct taxes and other costs directly associated with revenues should be presented as operating costs, i.e. gross revenue taxes. Under US GAAP, direct taxes and other costs directly associated with revenues are deducted from revenues.

In 2007, TGS recorded a long-lived asset impairment of Ps. 19.6 million to reflect the obsolescence of some turbines. Under Argentine GAAP, in accordance with the provisions contained in TR No. 9, this loss was charged to "Net financial results". Under US GAAP, the long-lived asset impairment is presented as operating costs.

c)

Comprehensive income:

SFAS No. 130, “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

 The following table summarizes the components of comprehensive income for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005

Net income under US GAAP	219,556	405,582	270,620
Other comprehensive income:
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 1,863, Ps. 666 and Ps. 362 at December 31, 2007, 2006 and 2005, respectively)	3,369	1,237	673
Unrealized gains and losses – Available for sale securities -(net of income taxes of Ps. 493 and Ps. 493 at December 31, 2006 and 2005 respectively)	-	916	(916)
Comprehensive income	222,925	407,735	270,377

Accumulated other comprehensive loss at December 31, 2007, 2006 and 2005, was as follows:

	2007	2006	2005
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	(90)	(3,459)	(4,696)
Unrealized gains and losses - Available for sale securities -	-	-	(916)
Accumulated other comprehensive loss	(90)	(3,459)	(5,612)

d)

Separate presentation of Shareholders’ equity components:

The following table presents the shareholder’s equity components under US GAAP.

	Year ended December 31,
	2007	2006	2005
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value.	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal reserve	183,222	165,321	154,446
Accumulated retained earnings / (deficit )	35,784	(165,871)	(560,578)
Accumulated other comprehensive loss	(90)	(3,459)	(5,612)
Shareholders' equity under US GAAP	2,158,423	1,935,498	1,527,763

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2007 and 2006, are the following:

	2007	2006
Deferred tax assets
Allowance for doubtful accounts	27	98
Present value other receivables	38	5,769
Present value advanced payments from clients	-	451
Provision for contingencies	16,838	17,547
Other provisions	869	835
Accrued interest from loans	-	18,221
Labor provisions	3,120	1,532
Deferred income for troubled debt restructuring and long term debt valuation	-	21,593
Tax loss carryforwards	-	110,750
Foreign exchange loss generated by current investments	177	651
	21,069	177,447
Deferred tax liabilities
Property, plant and equipment, net	722,446	760,746
Intangible assets	-	1,281
Deferred revenues	683	744
	723,129	762,771
Net deferred tax liability	(702,060)	(585,324)

As of December 31, 2007 and 2006, Ps. 4,204 and Ps. 119,536, respectively, were classified as current assets, and Ps. 723,129 and Ps. 762,751, respectively, were classified as non-current liabilities.

Income tax expense for the years ended December 31, 2007, 2006 and 2005 consist of the following:

	2007	2006	2005
Current income tax expense	16,205	1,714	611
Deferred income tax expense / (benefit)	114,873	(4,651)	(14,356)
Income tax expense / (benefit)	131,078	(2,937)	(13,745)

Income tax benefit computed at the statutory tax rate (35%) on pre-tax income differs from the income tax benefit for the years ended December 31, 2007, 2006 and 2005 computed in accordance with US GAAP as follows:

	2007	2006	2005
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	122,722	140,926	89,906
Permanent differences:
Change in valuation allowance	-	(144,549)	(101,362)
Tax adjustments and others, net	8,356	686	(2,289)
Income tax expense / (benefit)	131,078	(2,937)	(13,745)

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of and for the years ended December 31, 2007 and 2006, prepared in accordance with US GAAP, giving

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

effect to differences in measurement methods and disclosures as previously discussed.

	2007	2006
Current assets	687,377	831,378
Non-current assets	4,209,003	4,285,701
Total assets	4,896,380	5,117,079

Current liabilities	312,741	378,768
Non-current liabilities	2,425,215	2,802,811
Total liabilities	2,737,956	3,181,579
Minority interest	1	2
Shareholders’ equity under US GAAP	2,158,423	1,935,498

	2007	2006	2005
Net revenues	1,178,558	1,238,764	1,003,506
Cost of sales	(651,701)	(616,774)	(509,950)
Gross profits	526,857	621,990	493,556
Administrative expenses	(42,825)	(38,263)	(28,645)
Selling expenses	(7,059)	(6,439)	(4,858)
Operating Income	476,973	577,288	460,053
Other expenses, net	(2,594)	(731)	(6,110)
(Loss) / gain on related companies	(1,759)	(243)	2,642
Net financial results	(121,986)	(173,668)	(199,710)
Income before income tax	350,634	402,646	256,875
Income tax (expense) / benefit	(131,078)	2,937	13,745
Minority interest	-	(1)	-
Net income	219,556	405,582	270,620

g)

Disclosure about fair value of financial instruments

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments. SFAS No. 133, which is effective January 1, 2001, amends SFAS No. 107 to include within the scope of such statement certain disclosure requirements regarding credit risk concentrations.

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

As of December 31, 2007 and 2006, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

The following table reflects the carrying amount and estimated fair value of the Company´s financial debt at December 31, 2007 and 2006:

	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
	(in million of Pesos)
Long term debt	1,590	1,370	2,013	1,988

h)

Disclosure of capital lease information

The Company leases telecommunication equipment under capital lease agreements with a lease term of 60 months. Following is a summary of the assets under capital leases:

As of December 31, 2007
Original cost	23,152
Less:
Accumulated depreciation	(13,837)
Net leased property	9,315

Future minimum lease payments for the above assets under capital leases as of December 31, 2007 are as follows:

2007
2008	734
Total minimum obligations	734
Interest	(5)
Present value of minimum obligations	729
Current portion	(729)
Non-current portion as of December 31, 2007	-

i)

Earnings per share

In accordance with the disclosure requirements established by Argentine GAAP, the Company is required to disclose earnings per share information for each year for which a statement of income is presented. However, the information disclosed by the Company in its primary financial statements derives from figures calculated in accordance with the valuation criteria established by Argentine GAAP. Under US GAAP, basic and diluted earnings per share are presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

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

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under SFAS No. 95 “Statement of Cash Flows”, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

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

	For the year ended December 31,
	2007	2006	2005
Cash and banks	2,816	6,583	2,418
Current investments	421,102	471,673	510,526
Less:
Mutual funds and other current investments	(150,826)	(230,425)	(153,709)
Cash and cash equivalents at the end of the year under US GAAP	273,092	247,831	359,235

	Years ended December 31,
	2007	2006	2005

(Decrease) Increase in cash and cash equivalents under US GAAP	25,261	(111,404)	339,687
Cash and cash equivalents at the beginning of the year	247,831	359,235	19,548
Cash and cash equivalents at the end of the year	273,092	247,831	359,235

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended December 31,
	2007	2006	2005
Cash flows provided by operating activities	721,474	568,830	756,780
Cash flows used in investing activities	(231,951)	(117,057)	(175,212)
Cash flows used in financing activities	(463,606)	(562,309)	(254,961)
Effect of foreign exchange rate changes on cash and cash equivalents	(656)	(868)	13,080
Increase / (decrease) in cash and cash equivalents	25,261	(111,404)	339,687
Cash and cash equivalents at the beginning of the year	247,831	359,235	19,548
Cash and cash equivalents at the end of the year	273,092	247,831	359,235

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2007, 2006 and 2005 are as follows:

	December 31,
	2007	2006	2005

Total interest under US GAAP	161,166	177,448	180,469

- Capitalized interest under US GAAP	(3,701)	(2,561)	(3,392)

Total Interest charged to net income under US GAAP	157,465	174,887	177,077

l)

Accounting pronouncements issued but not yet adopted

1.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157 “Fair value measurements” establishing a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. A single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. The expanded disclosures about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of SFAS No. 157 fair value measurement requirements for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value on a recurring basis.The Company is currently evaluating the impact of SFAS No. 157 on its financial position and result of operations.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

2.

Fair value option  for financial assets and financial liabilities

In February 2007, the FASB issued SFAS No. 159, “The fair value option for financial assets and financial liabilities”. SFAS No. 159 establishes a fair value option under which entities can irrevocably elect to report certain financial asset and liabilities at fair value, with changes in fair value recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will evaluate the impact of SFAS No. 159 on its financial statements.

3.

Noncontrolling interest in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling interest in consolidated financial statements”. This statement amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements” to establish accounting and reporting standards for the noncontrolling interest in subsidiaries and requires non-controlling interest to be treated as a separate component of equity. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. This statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially adopted, except for the presentation and disclosure requirements which shall be applied retrospectively. The Company will evaluate the impact of SFAS No. 160 on its financial statements.

4.

Disclosures about derivative instruments and hedging activities an amendment of SFAS No. 133

In March 2008, the FASB issued SFAS No. 161, “Disclosures about derivative instruments and hedging activities an amendment of SFAS No. 133”. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities to provide information about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretation, and (c) how derivative instruments and related hedged items affected an entity’s financial position, financial performance, and cash flows. This Statement is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company will evaluate the impact of SFAS No. 161 on its financial statements.

5.

The hierarchy of generally accepted accounting principles

In May 2008, SFAS No. 162 “The hierarchy of generally accepted accounting principles” was issued by the FASB. This sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendments to their auditing standards. The Company will evaluate the impact of SFAS No. 162 on its financial statements.

13. SUBSEQUENT EVENT

The Ordinary Shareholders’ Meeting held on April 10, 2008 approved a Ps. 32 million dividend payment (Ps. 0.040 per share or Ps. 0.201 per ADS) which was paid on May 7, 2008.

Regarding Note 9.f), on February 25, 2008, TGS filed a motion to dismiss before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

14. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 14: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

a) Property, plant and equipment, net

	2007												2006	2005
	Cost					Depreciation								
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value	Net book value
Pipelines	3,274,174	-	-	84,302	3,358,476	725,175	-	80,355	(1) 2.2	805,530	-	2,552,946	2,548,999	2,595,748
Compressor plants	1,156,068	-	-	18,852	1,174,920	401,234	-	47,630	(1) 3.3 to 25	448,864	19,600 (2)	706,456	754,834	739,621
Other industrial plants	259	-	-	-	259	34	-	11	(1) 3.3	45	-	214	225	154
Stations of regulation and/or measurement of pressure	112,547	-	-	238	112,785	42,778	-	4,463	(1) 4	47,241	-	65,544	69,769	72,731
Other technical installations	17,103	-	-	142	17,245	11,435	-	1,535	(1) 6.7	12,970	-	4,275	5,668	6,958
Subtotal assets related to gas transportation service	4,560,151	-	-	103,534	4,663,685	1,180,656	-	133,994	-	1,314,650	19,600	3,329,435	3,379,495	3,415,212
Assets related to gas upstream service	110,912	-	-	9,683	120,595	58,364	-	8,152	2.2 to 25	66,516	-	54,079	52,548	61,589
Assets related to NGL production and commercialization service	477,063	-	-	13,016	490,079	254,391	-	25,206	(1) 5.9	279,597	-	210,482	222,672	230,160
Lands	5,627	-	-	-	5,627	-	-	-	-	-	-	5,627	5,627	5,627
Buildings and constructions	159,626	-	-	2,518	162,144	51,964	-	6,629	2	58,593	-	103,551	107,662	100,659
Fittings and fixtures in buildings	4,777	-	-	609	5,386	1,871	-	248	4	2,119	-	3,267	2,906	3,084
Machinery, equipment and tools	34,128	1,330	-	2,599	38,057	26,797	-	2,574	6.7 to 20	29,371	-	8,686	7,331	8,588
Computers and telecommunication systems	237,727	-	-	13,326	251,053	150,109	-	12,006	6.7 to 20	162,115	-	88,938	87,618	93,709
Vehicles	16,825	1,810	287	-	18,348	11,832	257	1,272	10 and 20	12,847	-	5,501	4,993	3,660
Furniture	13,051	-	-	-	13,051	11,250	-	201	10	11,451	-	1,600	1,801	1,738
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	38,588	-	7,524	(1) 4.2	46,112	-	131,160	138,684	146,206
Materials	88,061	37,357	18,896	114	106,636	650	-	-	-	650	-	105,986	87,411	79,221
Line pack	13,867	-	-	-	13,867	1,614	-	-	-	1,614	-	12,253	12,253	12,253
Work in progress	87,491	155,196	-	(145,399)	97,288	-	-	-	-	-	-	97,288	87,491	99,568
Advances to suppliers of property, plant and equipment	19,379	(6,632)	-	-	12,747	-	-	-	-	-	-	12,747	19,379	13,447
Total 2007	6,005,957	189,061	19,183	-	6,175,835	1,788,086	257	197,806		1,985,635	19,600	4,170,600		
Total 2006	5,870,204	156,411	20,658	-	6,005,957	1,595,483	50	192,653		1,788,086	-		4,217,871	
Total 2005	5,728,716	171,530	30,042	-	5,870,204	1,410,566	2,076	186,993		1,595,483	-			4,274,721

(1) See Note 2.j).

(2) Corresponding to the impairment of obsolete turbines (presented under "Net Financial Results"). TGS made a request to obtain ENARGAS approval for their retirement.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 14: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION
g) Foreign currency assets and liabilities

	2007				2006		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	156	3.109 (1)	485	US$	283	855
Investments, net	US$	105,436	3.109 (1)	327,802	US$	140,665	425,090
Account receivables, net	US$	27,379	3.109 (1)	85,121	US$	31,068	93,887
Other receivables	US$	11,248	3.109 (1)	34,970	US$	2,957	8,936
				448,378			528,768
NON CURRENT ASSETS							
Account receivables	US$	4,324	3.109 (1)	13,443	US$	4,868	14,710
Property, plant and equipment, net	US$	2,167	3.109 (1)	6,737	US$	2,258	6,824
	XEU	903	4.572 (1)	4,129	XEU	678	2,703
				24,309			24,237
				472,687			553,005
CURRENT LIABILITIES							
Accounts payable	US$	9,026	3.149 (2)	28,423	US$	10,383	31,794
	XEU	153	4.632 (2)	709	XEU	-	-
Loans	US$	5,227	3.149 (2)	16,459	US$	32,352	99,063
Advances from customers	US$	1,848	3.149 (2)	5,819	US$	1,588	4,862
Other liabilities	US$	-	3.149 (2)	-	US$	141	432
				51,410			136,151
NON CURRENT LIABILITIES							
Loans	US$	500,000	3.149 (2)	1,574,500	US$	626,559	1,918,524
Advances from customers	US$	2,231	3.149 (2)	7,025	US$	4,033	12,350
				1,581,525			1,930,874
				1,632,935			2,067,025

(1) Buy exchange rate as of December 31, 2007,
(2) Sell exchange rate as of December 31, 2007,

TRANSPORTADORA DE GAS DEL SUR S.A

Note 14 : OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION
h) Expenses incurred

	2007					2006	2005
Accounts	Total	Operating costs	Administrative expenses	Selling expenses	Financial expenses	Total	Total
Salaries, wages and other contributions	84,464	59,766	20,175	4,523	-	67,331	50,775
Social security taxes	14,863	10,518	3,419	926	-	12,648	9,613
Compensation of Directors and Statutory Audit Committee	938	-	938	-	-	448	315
Professional services fees	9,378	1,239	7,675	464	-	7,421	6,123
Technical operator assistance fees	34,646	34,646	-	-	-	42,631	32,880
Materials	8,601	8,601	-	-	-	5,800	4,562
Third parties services	7,321	5,754	1,567	-	-	6,901	4,440
Telecommunications and postal expenses	1,792	912	810	70	-	1,758	2,038
Rents	887	682	193	12	-	687	596
Transportation and freight	2,920	2,725	195	-	-	2,937	1,615
Easements	11,896	11,896	-	-	-	26,084	11,692
Offices supplies	951	254	629	68	-	1,085	580
Travel expenses	2,633	1,690	482	461	-	2,312	1,323
Insurance	9,947	9,022	904	21	-	10,597	10,462
Property, plant and equipment maintenance	60,858	59,283	1,478	97	-	40,542	40,267
Depreciation of property, plant and equipment	197,806	196,151	1,655	-	-	192,653	186,993
Amortization of intangible assets	1,117	234	-	-	883	234	10,582
Taxes and contributions [1]	89,954	11,080	32	78,842 (1)	-	77,676 (1)	66,226
Advertising	161	-	-	161	-	155	155
Bank expenses	250	-	227	23	-	243	238
Interest expense	156,661	-	-	-	156,661	193,674	185,458
Foreign exchange loss	42,643	-	-	-	42,643	26,536	40,256
Gain on debt prepayment	(10,576)	-	-	-	(10,576)	-	-
Other expenses and financial charges	26,808	-	-	-	26,808	14,480	14,289
Costs of services rendered to third parties	5,021	5,021	-	-	-	13,071	8,608
Other expenses	5,987	3,435	2,446	106	-	5,334	4,457
Total 2007	767,927	422,909	42,825	85,774	216,419		
Total 2006		403,108	38,263	77,177	234,690	753,238	
Total 2005		359,805	28,645	66,090	240,003		694,543

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel