Form 20-F
period 2008-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2009-06-30
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

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

Financial Statements

The audited consolidated Financial Statements (our “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”) and the requirements of Argentina’s Comisión Nacional de Valores (the “CNV”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). For a description of the principal differences between Argentine GAAP and US GAAP see Note 12 to our Financial Statements. Our Financial Statements as of and for the years ended December 31, 2008 and 2007 were audited by Sibille (“KPMG”), a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative and independent registered public accounting firm, and as of and for the years ended December 31, 2006, 2005 and 2004, were audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.  The report of KPMG, dated June 18, 2009, related to our Financial Statements is included in this Annual Report.

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

As discussed in Note 2(b) to our Financial Statements, we have complied with CNV resolutions and accordingly ceased recording the effects of inflation beginning on February 28, 2003. Since Argentine GAAP required companies to discontinue inflation accounting only as of October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to the low level of inflation rates during the period from March 2003 to September 2003, such a departure has not had a material effect on our Financial Statements.

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

(a)

statements regarding changes in general economic, business, political or other conditions in Argentina;

▪

estimates relating to future tariffs and prices for our transportation services and future prices and volumes of our natural gas liquids (“NGL”) and for products and services in our other non-regulated business;

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

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

▪

the impact of the Public Emergency Law No. 25,561 (the “Public Emergency Law”) enacted by the Argentine government in January 2002, which resulted in the amendment of the Convertibility Law No. 23,928 and Decree No. 529/01 (collectively, the “Convertibility Law”) and related laws and regulations;

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

▪

changes to or revocation of our License; and

▪

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent accountant’s reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated Financial Statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Statement of Income Data:
Net revenues (1)	1,419,202	1,257,273	1,309,502	1,064,738	994,084
Operating income	431,432	490,019	570,130	442,897	453,750
Net financial expense	(98,531)	(193,495)	(189,043)	(209,072)	(260,935)
Net income before income tax	318,480	294,520	379,914	230,322	158,494
Net income for the year	175,091	147,508	358,022	217,507	147,928
Per Share Data: (2)
Net income per share	0.22	0.19	0.45	0.27	0.19
Net income per ADS	1.10	0.93	2.25	1.37	0.93
Balance Sheet Data:
Property, plant and equipment, net	4,171,763	4,170,600	4,217,871	4,274,721	4,318,150
Total current assets	829,384	683,173	711,841	720,262	610,659
Total non-current assets	4,203,940	4,318,511	4,427,401	4,476,968	4,534,812
Total assets	5,033,324	5,001,684	5,139,242	5,197,230	5,145,471
Total current liabilities	358,185	312,741	378,748	339,459	354,959
Total non-current liabilities	1,602,410	1,759,395	1,978,363	2,433,664	2,583,912
Total liabilities	1,960,595	2,072,136	2,357,111	2,773,123	2,938,871
Minority interest	1	1	2	-	-
Shareholders’ equity (net assets)	3,072,728	2,929,547	2,782,129	2,424,107	2,206,600
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress) (3)	229,095	189,061	156,411	171,530	109,385
Depreciation and amortization	204,768	198,923	192,887	197,575	197,899
US GAAP Information:
Net income	208,469	219,556	405,582	270,620	151,634
Shareholders’ equity	2,335,044	2,158,423	1,935,498	1,527,763	1,257,386
Net income per share (2)	0.26	0.28	0.51	0.34	0.19
Net income per ADS (2)	1.31	1.38	2.55	1.70	0.95

(1) Includes Ps. 506,302; Ps. 509,501; Ps. 491,996; Ps. 460,008; and Ps. 434,343 of gas transportation net revenues and Ps. 912,900; Ps. 747,772; Ps. 817,506;Ps. 604,730; and Ps. 559,741 of NGL production and commercialization and other services net revenues for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

(2) Net income per share under Argentine GAAP and US GAAP have been calculated using the weighted average shares outstanding. Each American Depositary Share (“ADS”) represents five shares.

(3) Represents additions to property, plant and equipment. For more information, see Note 3 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

Dividends

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual Financial Statements and approved by a Shareholders’ Meeting as described below. Since 2004, we have paid dividends in the amount of Ps. 32 million in May 2008 and Ps. 30 million in April 2009.

Our Board of Directors regularly submits our Financial Statements for the preceding year, together with reports thereon by the Supervisory Committee, to the Shareholders at the Annual Ordinary Shareholders’ Meeting for approval. Under the Argentine Commercial Companies Law No. 19,550 (the “Commercial Companies Law”), this Ordinary Shareholders’ Meeting must be held to approve the Financial Statements and determine the allocation of our net income for such year. Under the Commercial Companies Law, the Shareholders are required to allocate a legal reserve equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) "Common stock nominal value" plus (ii) "Cumulative inflation adjustment to common stock", as shown on our Consolidated Statement of Changes in Shareholders’ Equity (the "Adjusted Common Stock Nominal Value"). However, if the aggregate legal reserve falls below 20% of the Adjusted Common Stock Nominal Value, we must restore the legal reserve before paying any dividends. The amount represented by the legal reserve is not available for distribution as dividends. At the Ordinary Shareholders’ Meeting held on March 26, 2009, our shareholders approved an increase in the legal reserve to Ps. 199.4 million, which represents 10.28% of the Adjusted Common Stock Nominal Value. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the Shareholders’ Meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our ordinary shares.  We may pay dividends as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in our new debt obligations issued on May 14, 2007 (the “New Debt Obligations”)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the New Debt Obligations)) would be less or equal to 3.75:1 (see “Item 10. Additional Information—C. Material contracts—New Debt Obligations”).

Our Board of Directors may declare interim dividends, in which case the members of the Board of Directors and of the Supervisory Committee are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law, as amended  and our By-laws.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December, 2008	3.4530	3.3830	3.4198	3.4530
January, 2009	3.4880	3.4490	3.4642	3.4880
February, 2009	3.5670	3.4840	3.5132	3.5670
March, 2009	3.7200	3.6010	3.6556	3.7200
April, 2009	3.7210	3.6740	3.6924	3.7140
May, 2009	3.7490	3.6950	3.7262	3.7490
June, 2009 (through June 17)	3.7670	3.7430	3.7557	3.7670

Year ended December 31,
2004	3.0600	2.8030	2.9414	2.9790
2005	3.0400	2.8590	2.9236	3.0320
2006	3.1070	3.0300	3.0747	3.0620
2007	3.1800	3.0580	3.1158	3.1490
2008	3.4530	3.0140	3.1586	3.4530

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 17, 2009, the reported exchange rate was Ps. 3.7670=US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because approximately 65% of our revenues were peso-denominated for the three-month period ended March 31, 2009 and our primary assets are based in Argentina while substantially all of our liabilities and capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a sociedad anónima and most of our operations and nearly all of our assets are located in Argentina. Approximately 65% of our revenues were peso-denominated for the three-month period ended March 31, 2009. Conversely, all of our indebtedness is U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina and on the exchange rate between the peso and the U.S. dollar. As further described below, in the past several years, the Argentine economy has recovered from a severe recession and political crisis, which began in 2001 and caused devaluation of the peso against the U.S. dollar and other major international currencies. Despite the significant gross domestic product (“GDP”) growth experienced in recent years, currently, the Argentine economy is reflecting the increasing negative effects of the international economic and financial crisis, principally through a decrease in exports via lower commodities prices and lower volumes, leading to a reduction in economic activity. In particular, we have been significantly affected by the lower propane and butane (“LPG”) and natural gasoline international prices and the increasing local currency devaluation. These conditions have adversely affected, and may continue to adversely affect, our financial condition and results of operations, and they may impair our ability to make payments of principal and/or interest on our financial indebtedness.

Political and economic instability in Argentina have adversely affected, and may continue to adversely affect, our financial condition and results of operations.

Fluctuations in the Argentine economy have adversely affected, and may continue to adversely affect Argentine entities, including us. Specifically, we have been adversely affected and may continue to be adversely affected by inflation, interest rates, the value of the peso against foreign currencies, price controls and business and tax regulations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political and economic crisis. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on us and our net borrowing position, substantially all of which was denominated in U.S. dollars, (ii) the pesification, at a rate of Ps. 1 to US$1, of our U.S. dollar-denominated gas transportation tariffs, (iii) our default on our financial indebtedness and (iv) the elimination of tariff adjustments for public utilities based on non-Argentine indexes or other indexation methods. From 2003 until 2008, the Argentine economy experienced a significant recovery and growth. However, toward the end of 2008 and in 2009, the severe international economic crisis has caused a contraction of the Argentine trade surplus, principally caused by the significant fall of agricultural commodities prices, and a lower demand for manufactured products.

In December 2008, the Argentine government enacted a law pursuant to which approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) were transferred to the government-run social security agency (“ANSES”), resulting in a decline in liquidity in the local capital markets, and may further limit the sources of financing for Argentine companies, including us.

The Argentine economy could be adversely affected if the international financial and economic crisis continues.

We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations.

Fluctuations in the value of the peso may adversely affect the Argentine economy and our financial condition, results of operations and ability to service our debt.

Since the end of U.S. dollar-peso parity in January 2002 under the Public Emergency Law, the peso has fluctuated significantly in value. As a result, the Argentine Central Bank (“BCRA”) has taken several measures to stabilize the exchange rate and preserve its reserves. The marked devaluation of the peso in 2002 had a negative impact on the ability of the Argentine government and Argentine companies, including us, to honor their foreign currency-denominated debt, led to very high inflation initially and had a negative impact on businesses whose success is dependent on domestic market demand, including public utilities.

The significant peso devaluation during 2002 adversely affected our results and financial position. All of our financial debt is denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law, however, limited our ability to mitigate the impact of the peso devaluation. Particular aspects of the regulatory framework that adversely affected us included the pesification of our tariffs at a rate of Ps. 1 to US$1 compared with an exchange rate, as of May 31, 2009, of Ps. 3.749 to US$1, regulatory issues related to the renegotiation of our tariffs, new taxes and other restrictions on exports of  LPG.

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

Despite the stability of the peso-U.S. dollar exchange rate in recent years, because substantially all of our indebtedness is and will continue to be U.S. dollar-denominated, any future devaluation of the peso will negatively affect our revenues expressed in U.S. dollars while increasing the relative cost, in peso terms, of expenses and other financial obligations denominated in foreign currencies, thereby decreasing our cash-generating ability and having a material adverse effect on our liquidity and our ability to service our debt.

At May 31, 2009, the total amount of principal and interest under our consolidated U.S. dollar-denominated indebtedness was the equivalent of US$403.4 million.

Substantial inflation has occurred since the repeal of the Convertibility Law and could continue in the future, resulting in a material adverse effect on our results of operations and financial condition.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the Consumer Price Index (“CPI”) of 42.8% and in the WPI of 118.9%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public utility rate (“tariff” or “rate”) adjustments and the large drop in demand resulting from the severe recession. Inflation slowed in 2003, with the CPI increasing by 3.7% and the WPI increasing by 2.0% for the year. Further, during 2004, the CPI increased by 6.1% and the WPI increased by 7.9%. Despite the lower relative level of inflation from 2003 to 2006, private economic analysts reported annual inflation rates measured by the CPI between 20% and 30% for 2007 and 2008, which differ from the approximately 10% for each of such years reported by the Instituto Nacional de Estadística y Censos (“INDEC”).

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

In 2001, as a result of the suspension of lending arrangements with Argentina by the International Monetary Fund (“IMF”) and Argentina’s default on approximately US$65.4 billion of its then-outstanding sovereign debt, international rating agencies downgraded the rating of Argentina’s sovereign debt to default status. The Argentine government launched a process to restructure its sovereign debt on January 14, 2005, and, on March 18, 2005, announced that 76.15% of its bondholders had accepted the restructuring offer. The Argentine government issued new bonds to the accepting holders in April 2005 and paid overdue interest accrued from December 2003. In addition, on December 15, 2005, the Argentine government announced the early payback of the debt to the IMF, and on January 3, 2006, a disbursement was made by the Argentine government for an amount of US$9.5 billion.

Several legal actions have been filed in the U.S., Italy and Germany by holders of Argentina’s sovereign debt who did not participate in the restructuring, which delayed settlement of the exchange offer associated with the restructuring. A judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s capacity to implement reforms and reinstate sustainable economic growth, all of which could adversely affect us. In addition, in September 2008, the Argentine government announced its intention to repay its defaulted debt of more than US$ 6 billion granted by the Club of Paris. However, since the global crisis deepened in late 2008, the Argentine government has not made substantial progress in repaying this debt.

There can be no assurance that the Argentine government will not default on its obligations under the new bonds in the future. In addition, the Argentine government must continue to honor principal and interest payments to credit providers, including the World Bank, without subsequent new loans in order to avoid a default on the indebtedness owed to such providers. All such events could limit the sources of financing for Argentine companies, including us.

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

The Argentine financial market and economy may be adversely affected by the economic and financial global crisis

In 2008, the economy of the United States of America entered into a recession as a result of, in part, the mortgage market crisis. This financial crisis quickly spread to other developed countries, affecting (i) their financial markets through the steep decline in financial assets prices (including oil and other commodities) and (ii) their real economies, generating recessions and unemployment rate increases. The Argentine economy has started to show signs of weakness: a significant fall in both trade and fiscal surpluses; lower economy activity; workforce suspensions and dismissals; and local currency devaluation.

There can be no assurance about the duration and depth of this international economic crisis and if it will continue to adversely affect the Argentine economy.

Because the Argentine standards for corporate disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine companies, including that of companies in the United States.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”). However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of companies in the United States. Furthermore, there is less extensive regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our Financial Statements in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. See Note 12 to our Financial Statements for a description of the material differences between Argentine GAAP and US GAAP as they relate to us and for a quantification of the impact of those differences on net income for the year and our Shareholders’ equity.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented approximately 36% and 41% of total net revenues during 2008 and 2007, respectively) are attributable to public service contracts, which are subject to Argentine government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”). Prior to the passage of the Public Emergency Law, our tariffs were stated in dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00=US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts.  Little progress has been made to date in our renegotiation process with UNIREN.  However, on October 9, 2008, we signed a provisional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. This increase would result in increased revenue of approximately Ps. 7 million per month, assuming current contracted firm transportation capacity. According to this provisional agreement, the funds generated by this tariff increase are required to be invested in the pipeline system, and until such investment, these funds would be deposited in a trust fund. The tariff increase, which is not effective as of the date of this Annual Report, will come into effect once the provisional agreement is ratified by a Presidential Decree.

The provisional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government. In October 2008, we received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), which addresses the license renegotiation and the overall tariff revision. As of the date of the issuance of this Annual Report, TGS is evaluating this proposal. According to the provisional agreement, we must reach agreement with the UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Emergency Law on December 31, 2009. If we do not reach this agreement, then UNIREN would inform the Executive Branch with recommendations for the procedural steps to follow.

Notwithstanding this tariff increase, future gas transportation tariffs will not compensate us for increased costs that we paid in prior periods and may be insufficient to compensate us for increased costs that we must pay in future periods. As a result, the profitability of our gas transportation segment has been and may continue to be materially adversely affected.

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

▪

the profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contracts with UNIREN. In spite of the provisional agreement reached, mentioned above, and the proposal made by the UNIREN, we cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License or the tariffs for our public service contracts. The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2009.

Even if our public service contracts are renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

Enron Corp. (“Enron”), the parent corporation of certain shareholders of Compañía de Inversiones de Energía S.A. (“CIESA”), our controlling shareholder, has filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Argentine government under the Bilateral Investment Treaty between the United States and Argentina. We understand that the claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Argentine government to pay US$106.2 million to Enron. In two similar claims, the Argentine government is seeking the annulment of the awards in favor of the claimants. The continued pursuit of such claim by Enron has adversely affected the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

The proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, including Enron and its affiliates, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments that were not applied in 2000 and 2001. Additionally, the proposal would require us to hold the Argentine government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected.  Enron Pipeline Company Argentina S.A. (“EPCA”) has indicated that it would only consider waiving the claim described above if Ponderosa Assets L.P. (“Ponderosa”), the controlling company of EPCA receives what it considers to be fair compensation.

Even if our shareholders and CIESA’s shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed. Other similarly situated public utility companies have complied with the UNIREN requirement. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies have been significantly delayed.

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

In order to mitigate the energy crisis, the Argentine government has initiated new strategies, measures and programs with respect to the gas transportation industry, including the expansion of our pipeline and the interruption of firm transportation service (including the diversion of natural gas supply from the Cerri Complex), which could materially adversely affect our business, results of operations and financial condition.

Since 2002, the gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2008. However, notwithstanding this increase in demand, these conditions have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers. Producers of natural gas, therefore, have had difficulty implementing wellhead gas price adjustments since 2002, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been enough to meet the increasing demand. Likewise, the elimination of tariff adjustments for transportation companies has caused transportation companies to suffer a decrease in their profitability.

Pipeline expansions

In light of these events, the Argentine government has decided to initiate a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds as vehicles to facilitate those investments. In order to finance such expansions, Law No. 26,095 was passed to provide for the creation of additional tariff surcharges (“cargos específicos”), which are special contributions to the gas trust fund made by the potential or actual beneficiaries of the improved gas transportation systems.

In 2005, a trust fund was created to carry out the expansion of the San Martín pipeline, which was completed in August 2005 and resulted in a transportation capacity increase of 102 MMcf/d. In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out a second, significantly larger expansion of the gas pipeline system. This new expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. The investment will be financed by the shippers who subscribe to the additional capacity. In 2008, we completed the first stage which consisted of a 78 MMcf/d transportation capacity increase. At the end of 2008, we started a second stage which consists in the expansion of transportation capacity of 169 MMcf/d, which includes the construction of a new pipeline in the Strait of Magellan. This expansion is expected to be completed before winter of 2010. Dates for the start and termination of the expansion works for the remaining 131 MMcf/d have not been settled yet.

Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that expansion projects will not in the future have such adverse effects.

Government-mandated interruption of contracted firm transportation services

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

Since February 2008, gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, the MPFIPyS and the ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

During the winter of 2007, natural gas demand from residential users continued growing and the demand from power plants was higher than in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather recorded during this season. Natural gas production could not meet this higher demand but at no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles in a first rank of priority during the emergency without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. During the winter of 2008, the natural gas demand from the residential segment was lower than in 2007 as a direct consequence of the warmer weather recorded in this period, while a higher demand from the industrial and electric power plants sectors was observed. Although the natural gas supply shortage did not generate a bottleneck in the transportation capacity for meeting the total demand from the system, the Argentine government imposed restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas (“CNG”) stations and industries connected to the distribution network.

Our NGL production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquén and Austral natural gas basins, which flow and caloric power are subject to risks that could materially adversely affect our NGL business segment.

Argentina relies heavily on natural gas. However, natural gas reserves are declining. There is a significant risk that natural gas production will continue to decrease in the future and that new exploration will not compensate for such decline, which will adversely affect our NGL business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of NGL we produce.

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

In addition, as discussed in the preceding risk factor, actions taken by the Argentine government during the winter months of 2007 and 2008 resulted in natural gas being redirected away from certain users, including the Cerri Complex.  During the winter of 2007, processing at the Cerri Complex was interrupted for 27 days, not including days with partial interruptions. As a result, NGL production in 2007 was the lowest in the last six years. In April and May 2008, the Cerri Complex suffered additional interruptions due to the low temperatures recorded on several days and a reduced availability of natural gas as producers performed maintenance in such months. In the future, we could suffer natural gas supply interruptions as a result of unusually cold weather or other factors beyond our control, and such interruptions could materially adversely affect our NGL business (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below).

Finally, the level of NGL production could be materially adversely affected if natural gas prices in the domestic market increase relative to the reference international prices of LPG and natural gasoline, a condition that could cause gas producers to sell the natural gas rather than process it at the Cerri Complex.

Our NGL business is volatile and fluctuations in international prices may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment and the significant increase in international prices of LPG and natural gasoline, operations relating to NGL production and commercialization have represented more than 50% of our total net revenues since 2003. In 2008, the international market for NGL remained favorable throughout most of the year, and even hit historical highs. However, prices fell dramatically in the last quarter of 2008 as the result of the international financial crisis.

Any additional significant decline in international prices of LPG or natural gasoline, which have fluctuated significantly over the last ten years, may materially adversely affect our results of operations and financial condition.

A significant increase in the price of natural gas may adversely affect the profitability of the NGL production and commercialization business segment.

The cost of NGL production and commercialization for our own account (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below) may increase significantly, as a consequence of the natural gas price deregulation since March 2006, tariff surcharges (see “Item 4.— Our Information— B. Business Overview—Gas Transportation—The Argentine Natural Gas Industry—Historical Background” below) and decreasing natural gas production, especially from the Neuquén basin. Because we extract and market a significant quantity of NGL for our own account, an increase in the Argentine natural gas price may have the effect of increasing our costs, and reducing our profit, from these activities.

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

Principal shareholders exercise significant control over matters affecting us.

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

CIESA defaulted on its debt on April 22, 2002. On September 1, 2005, CIESA, its shareholders and its creditors executed a restructuring agreement (the “Restructuring Agreement”). In January 2009, Ashmore Energy International Limited (currently "AEI"), which claimed to be the only holder of the notes (Obligaciones Negociables) issued by CIESA, announced its decision to terminate the Restructuring Agreement. On January 28, 2009, CIESA commenced a legal action in the Supreme Court of the State of New York, County of New York seeking a judicial declaration that any claim by AEI against CIESA arising in connection with the bonds issued by CIESA in 1997 is time-barred because the statute of limitations period pertaining to any such claim has expired under New York law.  On February 5, 2009, AEI filed a bankruptcy petition against CIESA in the Argentine courts.  CIESA amended its complaint in New York by adding alternative requests for breach of contract, specific performance and permanent injunctions. Following notice of the bankruptcy petition in Argentine courts, CIESA replied objecting the feasibility of the petition (for more information see “Item 4.— Our Information—A. Our History and Development—General” below). TGS is not a party to either action, but the outcome of this litigation, or any related settlement, could affect control of TGS.

As a consequence of the enactment of Law No. 26,425 in December 2008, which established the nationalization of the social security system, the AFJPs transferred to the ANSES their respective TGS shareholdings, representing more than 20% of TGS’s common stock. Thus, the ANSES has become the main minority shareholder of TGS. ANSES is subject to the same investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the former retirement savings system, including Sections 75 and 76 of Law 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s votes.

Item 4. Our Information

A.

Our History and Development

General

Operations

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

We are currently the largest transporter of natural gas in Argentina, delivering approximately 61% of the  total gas transported in Argentina, through 5,351 miles of pipeline, of which we own 4,705 miles. Substantially all of our transportation capacity, approximately 2.6 Bcf/d in 2008, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented approximately 36% and 41% of our total net revenues in 2008 and 2007, respectively.

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

We are also the largest processor of natural gas and one of the largest marketers of NGL in Argentina. We operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where NGL are separated from gas transported through our pipeline system and stored for delivery. Our NGL production and commercialization business is not subject to regulation by ENARGAS, and revenues from this segment represented approximately 57% and 53% of our total net revenues during the years ended 2008 and 2007, respectively.

Controlling shareholders

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of its interest rate agreements.

In April 2004, Petrobras Energía and Enron, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, ENARGAS approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust, and (b) Petrobras Energía and its subsidiary, Petrobras Hispano Argentina, transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

In a second stage, pursuant to the terms of CIESA’s financial debt refinancing agreement entered into in September 2005, once the appropriate approvals are obtained from ENARGAS and the CNDC, CIESA will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares will then be transferred to Enron in exchange for the remaining 10% of its shareholding in CIESA and the creditors will then capitalize the financial debt balance. This second stage has not yet been completed.

On January 9, 2009 Ashmore Energy International Limited (now “AEI”), the only self-declared holder of the Corporate Bonds issued by CIESA in 1997, announced its decision to terminate the Restructuring Agreement to which AEI, CIESA and others were a party.

On January 28, 2009, CIESA brought an action before the Supreme Court of the State of New York, County of New York, USA (the “New York Court”), seeking a declaratory judgment that any claim brought by AEI against CIESA in connection with the Corporate Bonds was time-barred, due to the fact that the statute of limitations pertaining to any such claim had expired. AEI requested, in turn, that CIESA’s claim be dismissed.

On April 2, 2009, CIESA filed an Amended Complaint seeking (i) at least US$300 million from AEI in damages due to the breach of the Restructuring Agreement (in the alternative to the first cause of action, which seeks a judicial declaration as set forth above) and (ii) specific performance of the Restructuring Agreement, dated September 1, 2005 (in the alternative to the first cause of action seeking a judicial declaration and in the alternative to the second cause of action for breach of contract seeking damages).

On April 21, 2009, AEI filed a motion before the New York Court to dismiss CIESA’s amended complaint, or in the alternative, for a stay of the action. AEI argued in its motion that the complaint by CIESA should be dismissed on comity grounds, or for failure to state a claim, or in the alternative, in favor of pending proceedings in Argentina.

On May 4, 2009, CIESA filed its reply to the motion to dismiss the complaint rebutting the arguments of AEI and requesting of the New York Court that CIESA’s complaint be sustained. On May 14, 2009, CIESA and AEI appeared in the New York Court for oral argument regarding AEI’s motion to dismiss. As of the date of this annual report, the New York Court has not rendered a decision on the motion to dismiss.

Separately, on April 6, 2009, CIESA was given notice of a petition in bankruptcy filed in Argentine bankruptcy court by AEI in relation to the recovery of part of the Corporate Bonds for a total nominal value of US$127 million. On April 16, 2009 CIESA answered the notice and objected to the bankruptcy petition based, among others, on the following grounds: (i) failure to meet the admissibility requirements for a bankruptcy petition considering there is no enforceable claim as the claims under the Corporate Bonds are time-barred under the New York law governing them, (ii) CIESA is not in a state of insolvency, and (iii) abusive and improper use by AEI of the bankruptcy petition to circumvent the statute of limitations action previously brought before the courts of competent jurisdiction in the State of New York, and to unlawfully seek the individual recovery of an alleged claim by means of proceedings designed for a very different purpose.

On March 3, 2009 CIESA and TGS had been ordered to register ("litis anotation") in the Shareholders Register of TGS the bankruptcy solicitation filed by AEI with the Argentine Commercial Lower Court No. 1, Secretary No. 2.

Capital expenditures

During the last three years, our aggregate capital expenditures amounted to approximately Ps. 574.5 million. Such capital expenditures include Ps. 170.5 million related to our gas transportation system expansions which were carried out under prepayment schemes, Ps. 238.3 million related to improvements to our gas transportation system, Ps. 107.8 million related to NGL production and commercialization activities and Ps. 57.9 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

In 2007, we conducted an expansion project in order to meet new firm transportation requirements for an additional capacity of 56 MMcf/d, which capacity was subscribed by Aluar Aluminio Argentino S.A.C.I. (“Aluar”) and certain natural gas producers. This expansion project involved the construction of 50 miles of loops along the San Martín pipeline and the renovation of a compressor plant. This expansion, which cost approximately Ps. 80 million, was financed by means of advance payments from the customers, which are being cancelled through the effective rendering of services. These expansions allowed an increase in our gas transportation revenues of approximately Ps. 26 million annually.

Additionally, during 2008, Aluar subscribed 35 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of roughly US$ 37 million. The related works consisted of the installation of loops along the San Martín Pipeline and their financing will be completed during 2009 through the advance payment for service from our customers.

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

Gas transportation services accounted for approximately 36%, 41% and 38% of our total net revenues in 2008, 2007 and 2006, respectively. In 2008, approximately 94% of our average daily gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below). Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2008, the amount of net revenues derived from firm transportation contracts was approximately Ps. 475.3 million, representing 94% of the total net revenues for the gas transportation segment. Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into predominantly with four gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have firm or interruptible contracts (see “Regulatory Framework—Industry Structure” below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 5.1 million end-users, including approximately 3.5 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGas S.A. (“MetroGas”), BAN, Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These distribution companies serve in the aggregate approximately 67% of the distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2008, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in million)	% of deliveries received from us
MetroGas (1)	269.0	24%	2.1	90%
Camuzzi Pampeana (1)	178.1	16%	1.1	98%
Camuzzi Sur	152.8	14%	0.5	100%
BAN (1)	140.4	13%	1.4	66%
		67%	5.1

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, at December 31, 2008, 2007 and 2006, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	December 31,
	2008		2007		2006
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)
MetroGas	777	178.0	777	176.9	795	175.4
Camuzzi Pampeana	452	89.2	452	86.3	507	87.7
BAN	346	70.5	346	68.6	366	69.5
Camuzzi Sur	374	20.5	371	20.6	363	20.5
Petrobras Energía	155	31.8	155	28.5	155	26.6
Others	484	85.3	466	84.8	340	69.1
Total firm	2,588	475.3	2,567	465.7	2,526	448.8
Interruptible and others:		31.0		43.8		43.2
Total	2,588	506.3	2,567	509.5	2,526	492.0

Step-down Rights. We are required by the ENARGAS to grant all shippers of natural gas step-down rights, which permit the shippers to reduce some of their committed capacity in the zones where, as a result of open bidding, new shippers of natural gas subscribed for firm transportation capacity, so long as we do not suffer any economic harm. ENARGAS’s intention is to promote more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands. These rights have not been exercised by any clients yet. In case they are exercised, the associated revenue reduction will be compensated by the revenue increase generated by the new firm transportation contracts resulted from the open bidding.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2008, 2007 and 2006:

	December 31,
	2008	2007	2006
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGas	692	710	699
Camuzzi Pampeana	371	364	350
Camuzzi Sur	268	261	237
BAN	275	297	286
Others	484	431	445
Subtotal firm	2,090	2,063	2,017
Subtotal interruptible	138	166	145
Total	2,228	2,229	2,162
Average annual load factor(1)	86%	87%	86%
Average winter heating season load factor(1)	85%	93%	94%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2008, as in every year, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our endeavor was reflected in an equipment availability average of 99.65% and our record deliveries average of 2.8 Bcf/d during the three-day peak. In this effort, we actively cooperated with the connection of the natural gas re-gasifying tanker (hired through Energía Argentina S.A. (“ENARSA”) and discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

Pipeline Expansions.

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

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 102 MMcf/d. The expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the expansion (including Value Added Tax, “VAT”) in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 23 million. This amount is expected to be fully repaid at the end of the license period.

In April 2006, the MPFIPyS, the Federal Energy Bureau and gas transportation companies, among others, signed a letter of intent to carry out a second and much more significant expansion of the gas transportation pipeline system. The letter of intent was ratified by the Executive Branch through decree No. 660/08, issued on April 17, 2008. This new expansion will increase the transportation capacity of our pipeline system by 378 MMcf/d. The expansion shall be deemed the property of a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity.

In December 2006, we entered into a project management agreement with the Federal Energy Bureau and Nación Fideicomisos S.A. that relates to the 378 MMcf/d expansion (the "Management Agreement"). Under the Management Agreement, we will receive Ps. 50 million plus VAT as a consideration for the services to be rendered in connection with the construction of the first 247 MMcf/d of capacity. The management fee in connection with the construction of the remaining 131 MMcf/d has not yet been determined. In addition, as soon as the works come into service, we will be in charge of their operation and maintenance and the rendering of firm transportation services. For these services, we will be paid approximately 58% of the current transportation tariff, reflecting the fact that we were not required to make any investment in the construction of this pipeline expansion.

 The cost of the project will be repaid with the revenue generated by the new firm transportation capacity and with a new tariff charge that will ultimately be paid by the industries, power plants and large and medium-size businesses.

In 2008, expansion works for a transportation capacity of 78 MMcf/d were completed and became operational. At the end of 2008, we started an additional expansion of transportation capacity of 169 MMcf/d, which includes the construction of a new pipeline in the Strait of Magellan. This expansion is expected to be completed before the winter of 2010.

Dates for the start and termination of the expansion works for the remaining 131 MMcf/d have not been settled yet.

Additionally, as we described above, in 2007 and 2008, we conducted the work on an expansion of our pipeline system (see “– Our history and development – General”), in order to meet new firm transportation requirements subscribed by Aluar and certain gas producers.

System Improvements. In 2008, 2007 and 2006, we made capital expenditures in the aggregate amount of approximately Ps. 33.9 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines in accordance with Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports, we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; in the last five years we had not had significant ruptures in our system’s pipeline.

We conduct hydrostatic tests of our pipeline in order to identify any Stress Corrosion Cracking (“SCC”) that may occur. These tests traditionally require interruption of gas transportation service for approximately one month, but currently, this is impracticable due to high gas transportation demand. Therefore, we instead use an internal inspection tool developed by a Russian supplier. Specifically, during 2008 we carried out the inspection of 261 miles of Neuba I pipeline, without detecting significant SCC.

We also carry out internal inspection of the pipeline to detect external corrosion, through the use of high resolution inspection devices, which are called smart pigs. These tools are run by a supplier, which agreement executed in 2003 expired in December 2008. Currently, we are engaged in a bidding process to select a supplier for the rendering of this service for a two-year period. When high levels of external corrosion are detected, we proceed to recoat or replace the affected pipeline section, depending on the level of deterioration. In 2008, we carried out internal inspection of 994 miles of pipelines, which resulted in the recoating of 14 miles of pipelines.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods. The Settlement Agreement, mentioned in “—Our History and Development—General”, includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. Since that date, Petrobras Energía has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards. In November 2008, we and Petrobras Energía approved the renewal of the Technical Assistance Agreement for a three-year term.

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

On February 13, 2004, the Executive Branch signed two decrees related to the natural gas market in order to secure the adoption of measures to normalize the supply of natural gas. The Executive Branch, through Decree No. 180/04, established the creation of the Electronic Gas Market (“MEG”) with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot market and the transportation and distribution to secondary markets along with the shaping of efficient prices through free offer and demand interaction. To that purpose, all firm transportation capacity unallocated for the following day is to be marketed through the MEG and the proceeds used at the discretion of the Federal Energy Bureau. Unallocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily unallocated capacity, which might have a material impact on our interruptible transportation revenues. Despite the MEG’s commencement of operations in August 2005, it has not begun overseeing or requiring such transactions.

In spite of the devaluation of the peso in 2002, increases in wellhead gas prices were limited until 2004. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, industries and large businesses. For such large consumers (except for power plants), the wellhead gas price has been deregulated since March 31, 2006. Nevertheless, the natural gas price for these large consumers can not be higher than the export parity price (net of tax on exports). These adjustments were complemented by lower increases in the price of natural gas for CNG vehicles. In October 2008, wellhead gas prices paid mostly by high consuming residential users were increased in order to subsidize the reduction in LPG bottle price, as agreed between the Federal Energy Bureau and LPG producers.

In order to increase the production of natural gas, the Argentine government launched the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices.

Demand for Natural Gas. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. However, currently there are constraints on the supply of natural gas resulting from governmental restrictions on increases in the wellhead price of natural gas, as well as limits on increases in the transportation and distribution tariffs.

The graphic below sets forth the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the year ended December 31, 2008, the most recent year for which such information is available:

Source: ENARGAS

A sharp increase in natural gas demand occurred, starting in 2002, as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2008. As a result, natural gas became, by far, the cheapest fuel in Argentina and there are high rates of substitution of natural gas for other fuels in industries, power plants and vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The Argentine government has decided to play a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investments in exploration, production, transportation and distribution of natural gas:

•

creation of ENARSA in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the gas transportation and electricity industries;

•

construction of a new pipeline which may connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region;

•

hiring of a re-gasifying LNG tanker through ENARSA to inject between 71 MMcf/d and 283 MMcf/d into the pipeline;

•

approval of graded price increases of natural gas at the wellhead;

•

establishment of a framework for the constitution of trust fund vehicles to finance gas pipeline expansions;

•

creation of the MEG to improve the transparency and efficiency of daily operations through the free interaction of the offer and demand of natural gas;

•

implementation of various programs to stimulate savings of gas and electricity consumption in order to apply them in industrial activities;

•

importation of natural gas from Bolivia, electricity from Brazil and Uruguay and fuel oil and gas oil from Venezuela and others countries - the latter as an alternative fuel to natural gas - and to reduce natural gas exports to Chile;

•

completion of the expansion work in Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant;

•

creation of the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices;

•

construction of two thermal power plants financed by the Argentine government and power plants; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance gas and electricity expansions.

The lack of progress in the renegotiation of utility companies’ services contracts led to a failure on the part of natural gas licensees to make the investments necessary to expand pipeline capacity so as to meet increasing demand in the industry. To address this issue, the Argentine government promoted the creation of financial trust funds, such as the Gas Trust, as vehicles to facilitate those investments. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” above for current expansion projects in progress.

The Argentine government, through the national company ENARSA, is currently assessing the advisability of building two liquefied natural gas regasification plants (in the province of Buenos Aires and in Uruguay) intended to cover the natural gas market deficit. In the meantime, ENARSA has contracted a liquefied natural gas regasification ship, which allows the injection of between 71 MMcf/d and 283 MMcf/d into the pipeline in order to cover the higher demand in the winter season. In 2008, 15.5 billion of cubic feet of natural gas were injected into the pipeline from the ship, representing an average of 145 MMcf/d. ENARGAS assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship to the existing transportation pipeline.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 62% of the gas transported by our system in 2008 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2007, production in 2007 (the last year for which information is available) and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(1)(2)	Production 2007	Reserve Life(3)
		Bcf	Bcf	(years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	6,862	1,056	6
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	4,337	327	13
Golfo San Jorge	Chubut, Santa Cruz (north)	1,450	175	8
Cuyo	Mendoza (north)	18	2	9
Noroeste	Salta, Jujuy, Formosa	2,941	241	12
Total		15,608	1,801	9

 (1)

Estimated as of December 31, 2007. There are numerous uncertainties inherent in estimating quantities of proven reserves. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at 2006 production levels.

Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 64% was transported by us and approximately 36% by TGN for the year ended December 31, 2008.

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

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Act, ENARGAS is required to be governed by a Board of Directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Congress. However, since 2004 ENARGAS has been governed by three directors who were not confirmed by the Congress and, currently, ENARGAS is administered by an inspector appointed by the Executive Branch through Decree No. 571/07. Executive Branch intervention is due to investigation of ENARGAS’ possible involvement in alleged improper payments made by a sub-contractor hired by a third party engaged by the Gas Trust in connection with the construction of a portion of the 2005 expansion project.

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

Under these circumstances and our License, when ENARGAS asks us to interrupt firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

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

During the winter of 2007, natural gas demand from residential users continued growing and the demand from power plants was higher than in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather recorded during this season. Natural gas production could not meet this higher demand, but at no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles in a first rank of priority during the emergency without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. These governmental measures did not have a material impact on our results. During the winter of 2008, the natural gas demand from the residential segment was lower than in 2007 as a direct consequence of the warmer weather recorded in this period, while a higher demand from the industrial and electric power plants sectors was observed. Although the supply shortage did not generate a bottleneck in the transportation capacity for meeting the total demand from the system, the government imposed restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

In order to comply with this policy, since February 2008, the gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, the MPFIPyS and the ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through supply and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that TGS is bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on the Company’s interruptible transportation revenues. Although the MEG started its operations in August 2005, it has not yet started with respect to the transactions related to natural gas transportation and distribution.

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

The Natural Gas Act requires that in formulating the rules that apply to the setting of future rates, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all future proper operating costs reasonably applicable to service, as well as future taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk taking into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific earnings levels in the future.

Since January 1, 2000, however, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit started to determine the legality of tariff adjustment through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustment to reflect PPI—which was legitimate according to the regulatory framework agreed upon in the privatization—had become unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and, since 2002, we have discontinued such accrual.

The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2009.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the MPFIPyS. This unit, which is the successor of the former Committee for the Renegotiations of Public Services and Works Contracts, is conducting the renegotiation of contracts related to utilities and public works, and is empowered to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in our renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion, (ii) a draft agenda which was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which settled for the renegotiation of the regulatory framework.

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

In November 2005, in response to the request made by the UNIREN, CIESA and Petrobras Energía Holding (as CIESA’s shareholder) confirmed that they have not initiated nor do they have the intention of initiating in the future a claim against the Argentine Republic. However, Ponderosa as a controlling company of EPCA and EACH (both our shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder), gave information regarding the existence of a claim which, jointly with Enron, had  been initiated against the Argentine Republic before the ICSID. Ponderosa stated it would consider withdrawing its claim only in the event it was fairly compensated. On May 22, 2007, ICSID decided against the Argentine government and ordered it to pay US$106.2 million to Enron.

On October 9, 2008, we signed a provisional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. This increase would result in increased revenue of approximately Ps. 7 million per month, assuming current contracted firm transportation capacity. According to this provisional agreement, the funds generated by this tariff increase are required to be invested in the pipeline system. Pending such investment, these funds will be deposited in a trust fund for which a financial institution will serve as trustee. The tariff increase will come into effect once the provisional agreement is ratified by a Presidential Decree.

The provisional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government.  In October 2008, we received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of this Annual Report, TGS is evaluating this proposal. According to the provisional agreement, we must reach agreement with the UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Emergency Law on December 31, 2009. If we do not reach this agreement, then UNIREN would inform the Executive Branch with recommendations for the procedural steps to follow.

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

Currently the Noreste pipeline is the most important pipeline project, lead by the Argentine government, which may connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The capacity of this pipeline is anticipated to be approximately 978 MMcf/d. However, the design of this pipeline is likely to undergo changes in order to adjust it to the transportation of a lower volume. In addition, there is no definition on the dates to start its construction and operation. Furthermore, there are some uncertainties when the natural gas supply from Bolivia to be transported in this new pipeline will be available. The Bolivian government has expressed its desire to reschedule the initiation of the supply of the committed 706 MMcf/d.

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

In the local market, we sell our production of propane to marketers at prices set semi-annually by the Federal Energy Bureau. On September 30, 2008, the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

Our export sales of LPG are sold to Petrobras International Finance Company (“PIFCo”), a subsidiary of Petrobras Petróleo Brasileiro S.A., under a 36-month term agreement which will expire on August 31, 2009. The contract provides for sales of approximately 242,506 short tons per year at the price quoted in Mont Belvieu, Texas, less a fixed discount per metric ton. Natural gasoline is also sold to PIFCo under an agreement expiring on December 31, 2009. This agreement provides for sales of approximately 9,921 short tons per month at NWE Ara price, less a fixed discount per metric ton. PIFCo is an affiliate of us.

Ethane is sold to PBB Polisur S.A. (“PBB”) under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,376 short tons per year. The price is fixed until December 31, 2007, and then will be adjusted based on various factors including the PPI (which variation can not be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price

This business segment also comprises storage and dispatch by truck and subsequent shipment of the NGL extracted at the Cerri Complex in facilities located in Puerto Galván. LPG and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. Any ethane extracted in the Cerri Complex which can not be sold to PBB is reinjected into the pipeline.

The NGL production and commercialization segment increased its percentage of our total revenues from 19% in 2001 to 57% in 2008, as a consequence of the adverse change in the regulated gas transportation segment, and the rises in the international prices of LPG and natural gasoline experienced during recent years, which generated principally higher revenues from exports. However, international prices of LPG fell sharply in the fourth quarter of 2008. If prices remain low, it could have a significant adverse effect on our future earnings from this market.

The annual sales for the Cerri Complex for 2008, 2007 and 2006 in short tons were as follows:

	2008	2007	2006
Ethane	326,281	336,947	419,131
LPG	550,325	460,473	592,657
Natural gasoline	119,266	101,727	126,491
Total	995,872	899,147	1,138,279

Our management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from our gas transportation and NGL production and commercialization businesses.

During the 2007 and 2008 winter seasons, the Cerri Complex experienced natural gas supply interruptions as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the severe winter season in 2007. These natural gas supply interruptions were fewer in winter season 2008 (mainly in the third quarter), as a consequence of warmer weather conditions and additional contribution of natural gas imported by ENARSA, which were injected in the pipeline system by a liquefied natural gas regasification vessel. This vessel operated from the beginning of June to mid-September and provided the local market with approximately 145 MMcf/d.

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

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$ 920 and US$ 663 per metric ton, respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$ 634 and US$ 457 per metric ton of natural gasoline and LPG, respectively.

Competition

Repsol-YPF, together with Petrobras Petroleo Brasileiro and Dow Chemical, created Compañía MEGA S.A. (“MEGA”), which, at the end of 2000, finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from NGL production and commercialization services. To minimize the revenue impact of any project developed upstream of the Cerri Complex, since 2000, we have signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have access to the associated liquids. The minimum length of these agreements is 5 years. Since 2005, we have agreed with major gas producers to process their natural gas in the Cerri Complex, and we obtained their commitment to not build gas processing plants upstream of the Cerri Complex during the term of the agreements (10-year term in the case of those agreements signed in 2005 and 5-year term in those agreements entered into since 2006).

OTHER SERVICES

Other services activities are not subject to regulation by ENARGAS.

Our other services are mostly comprised of midstream activities and telecommunication services. Our midstream activities consist of gas treatment at the wellhead rendered through facilities owned by our clients or us. They include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. In addition, we also provide services related to pipeline construction, inspection and maintenance.

In 2008, we rendered a range of technical services to different customers. The services consisted of constructing connections to the gas transportation system, engineering inspections, project management and professional technical counseling.

Also, during 2007 and 2008, we renewed many of our service contracts related to other services, which will help to ensure the performance of the business in the mid-term.

We will continue searching for new business opportunities for the development of projects, both in the domestic and regional markets, to add value to the potential customers through our “know-how” and expertise in the natural gas and natural gas byproducts business. For such purposes, in 2008, as a way to refocus the company strategy in the other services area, we created the Planning and Business Development Department, after recruiting human resources from several areas of the company.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company formed in September 1998 for the purpose of providing value-added and data transportation services through the use of our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

During 2008, because of increasing demand for internet broadband connections and cellular phone lines, Telcosur was able to renegotiate a number of significant agreements with term extensions and volume increases, which we expect will help to ensure Telcosur’s mid-term revenues.

In addition, Telcosur increased the telecommunications network capacity through expansions in the Dolavon-Pico Truncado-El Cóndor sections (in the provinces of Chubut and Santa Cruz). Additionally, Telcosur entered into agreements for the use of the infrastructure of third parties’ optic fiber in the section Dolavon-Pico Truncado. The works for linking this section with our network were completed in the first quarter of 2009.

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina

(2) Incorporated in Uruguay

(3) Incorporated in Brazil

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of April 20, 2009:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
ANSES	175,085,417	22.0373	B
D.E. Shaw Laminar Emerging Markets L.L.C. (“D.E. Shaw”)	60,803,041	7.653	B

As of April 20, 2009 a total of 18,807,365 ADRs, representing 94,036,825 Class B shares, were held by approximately 51 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render gas transportation service through a pipeline system of 5,351 miles long, of which we own 4,704 miles. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2008, is set out in the table below:

Major Pipeline	Length Miles	Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,104	24/30	60	52	18	367,000
Neuba I/Loop Sur	731	24/30	60	11	4	53,300
Neuba II	1,064	30/36	70	19	6	163,100
Other (1)	805	Various	Various	6	3	7,500
Total	4,704			88	31	590,900

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

Ancillary Facilities

Cathodic Protection System

Currently, we operate more than 200 cathodic protection devices, which are located along our main pipelines. The objective of this system is to prevent the corrosion process on the pipes’ surface. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes DC rectifiers, generators powered by thermic, turbine natural gas engines in locations where no electric lines are available. The system also includes an impressed current-deep anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

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

NGL production and commercialization

Our NGL production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 1.7 Bcf/d.

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons. See “—Business Overview—NGL Production and Commercialization” above.

Midstream

As part of this business segment, we provide services relating to natural gas including treatment, gathering and gas compression, which are rendered at four treatment plants located in the gas fields with a total capacity of 240 MMcf/d and four gas compression plants with a total capacity of 39,400 HP. The following chart shows summary information regarding the treatment and compression plants’ capacity as of December 31, 2008:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	5,200
BRTF	21	3,400
Cornejo – Ramos	106	3,800
Total	240	39,400

Telecommunication

We own two interconnected networks which consists of: (i) a flexible and modern microwave digital network with SDH technology and more than 2,858 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West and Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South, and (ii) a dark fiber optic network, with more than 1,056 miles, which covers the route: La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza.

Environmental Matters

We believe that our current operations are in compliance with applicable laws and regulations related to the protection of the environment. Over the past decade, we have consistently studied, monitored and improved our policies with regard to environmental issues.

Regarding our commitment to quality, environment and safety, outlined in our Quality, Environment, Safety and Occupational Health Policy, currently, we maintain the certifications of ISO 9,001, ISO 14,001 and OHSAS 18,001.

We continued with the implementation of the Behavior-Based Safety Process at the Cerri Complex, which seeks to identify probable operational accident risks to reinforce prevention. In 2008, we also implemented this program in our maintenance bases.

We have established an environmental and industrial safety investment plan for the period of 2009-2011 with a budget of approximately US$ 17.6 million.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following Operating and financial review and prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 and the report of our registered public accounting firm included elsewhere herein. Such Financial Statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV. See Note 12 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S - X of the SEC.

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

Critical accounting policies and estimates

Except as further discussed under “Presentation of Financial and Other Information,” we prepare our Financial Statements in pesos and in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders’ equity as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, see Note 12 to our Financial Statements.

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

•

impairment of long-lived assets; and

•

provision for allowances and contingencies.

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

As of December 31, 2007, under Argentine GAAP and US GAAP, we have recorded an impairment of Ps. 19.6 million in order to expense the total carrying amount of certain turbines as they became obsolete. No impairment losses have been recognized in 2008 and 2006.

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

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2008, and 2007 and net income for the years ended December 31, 2008, 2007 and 2006:

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

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2008, and 2007 and net income for the years ended December 31, 2008, 2007 and 2006. Net income under Argentine GAAP for the years ended December 31, 2008, 2007 and 2006 was approximately Ps. 175.1 million, Ps. 147.5 million, and Ps. 358.0 million, respectively, as compared to approximately Ps. 208.5 million, Ps. 219.6 million and Ps. 405.6 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2008, and 2007 was Ps. 3,072.7 million and Ps. 2,929.5 million, respectively, as compared to approximately Ps. 2,335.0 million and Ps. 2,158.4 million, respectively, under US GAAP.

New accounting pronouncements under Argentine GAAP

1.

Accounting for service concession arrangements

In March 2008, the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”), which is in charge of the administering Argentine GAAP, approved Resolution No. 366 which requires service concession arrangements operators which are within the scope of IFRIC No. 12 (“IFRIC 12”) issued by the Interpretation Financial Reporting Information Committee to apply this interpretation for fiscal years and interim periods initiated after January 1, 2009, accepting its early adoption. IFRIC 12 addresses how service concession operators should apply existing International Financial Reporting Standards (“IFRS”) to account for the obligations they undertake and rights they receive in service concession arrangements. In November 2008, the Argentine Federation issued Resolution No. 376, which deferred Resolution No. 366 application for fiscal years and interim periods initiated after January 1, 2011. We are currently evaluating the impact of Resolution No. 376 on our financial position and result of operations.

2.

Technical Resolution (“TR”) No. 26 – Adoption of IFRS issued by the International Accounting Standard Board

In March 2009, the Argentine Federation approved TR No. 26, which requires public companies to apply IFRS for fiscal years and interim periods initiated after January 1, 2011. For the annual Financial Statements as of December 31, 2010, TR No. 26 requires reconciliations of net income and shareholders’ equity from Argentine GAAP to IFRS. We are currently evaluating the impact of adoption of IFRS.

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

2.

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

3.

Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how SFAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. SFAS 163 will be effective for Financial Statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 163 will not have an impact on our Financial Statements.

4.

FSP No. FAS 157-2 “Effective date of SFAS No. 157”.

In September 2006, the FASB issued SFAS No. 157 “Fair value measurements” establishing a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2,“Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the Financial Statements on a recurring basis, until fiscal years beginning after November 15, 2008.   We have not yet determined the impact that the implementation of SFAS No. 157 will have on our non-financial assets and liabilities which are not recognized on a recurring basis; however, we do not anticipate the adoption of this standard will have a material impact on our Financial Statements.

5.

FSP. FAS 157-3 “Determining the fair value of a financial asset when the market for that asset is not active”.

In October 2008, the FASB issued FSP FAS 157-3, which clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of FSP SFAS 157-3 had no impact on our Financial Statements.

6.

FSP No. FAS 142-3 “Determination of the useful life of intangible assets”.

In April 2008, the FASB issued FSP 142-3,“ Determination of the useful life of intangible assets” (“FSP 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 in order to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R)  and other GAAP. FSP FAS 142-3 will be effective for Financial Statements issued for fiscal years beginning after December 15, 2008. We will evaluate the impact of FSP FAS 142-3 on our Financial Statements.

Factors affecting our consolidated results of operations

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that occurred in 2002, (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the regulated tariff for the transportation and distribution of natural gas and (iv) the increasing international prices of LPG and natural gasoline until the third quarter of 2008. Under CNV rules, our results of operations for the year ended December 31, 2002 and for the two-month period ended February 28, 2003 were adjusted to account for the effects of inflation in Argentina during those periods. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our Financial Statements, as inflation reported by INDEC returned to normalized levels, as illustrated in the table below.

	December 31,
	2008	2007	2006	2005	2004
	(annual % change)
Wholesale price index	8.8	14.4	7.2	10.6	7.9
Consumer price index	7.2	8.5	9.8	12.3	6.1
Devaluation / (Appreciation) of pesos vs. U.S. dollar	9.7	2.8	1.0	1.8	1.7

Source: INDEC, Banco de la Nación

Despite the lower relative level of inflation from 2003 to 2006, private economic analysts reported annual inflation rates measured by the CPI between 20% and 30% for 2007 and 2008, which differ from the approximately 10% for each of such years reported by the INDEC. Laws and regulations currently governing the Argentine economy may continue to change in the future and these changes may adversely affect our business, financial condition or results of operations. For more information, see “Item 3. Key Information—D. Risk Factors”. Our Financial Statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environment in Argentina.

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

•

The volume of NGL products we produce and sell;

•

Changes in international prices of LPG and natural gasoline;

•

Changes in the prices of natural gas and compensation for its richness;

•

Fluctuation in the Argentine peso / US dollar exchange rate;

•

Local inflation; and

•

Changes in laws or regulations affecting our operations, including tax matters.

Discussion of results of operations for the three years ended December 31, 2008, 2007 and 2006

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2008, 2007 and 2006, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2008 compared to year ended December 31, 2007		Year ended December 31,	Year ended December 31, 2007 compared to year ended December 31, 2006
	2008	2007	Variation	Percentage change	2006	Variation	Percentage change
Gas Transportation	506.3	509.5	(3.2)	(0.6%)	492.0	17.5	3.6%
NGL production and commercialization	807.3	667.4	139.9	21.0%	726.4	(59.0)	(8.1%)
Other services	105.6	80.4	25.2	31.3%	91.1	(10.7)	(11.7%)
Net revenues	1,419.2	1,257.3	161.9	12.9%	1,309.5	(52.2)	(4.0%)
Operating costs	(557.4)	(442.3)	(115.1)	26.0%	(434.9)	(7.4)	1.7%
Depreciation and amortization	(202.4)	(196.4)	(6.0)	3.0%	(189.0)	(7.4)	3.9%
Costs of sales	(759.8)	(638.7)	(121.1)	19.0%	(623.9)	(14.8)	2.4%
Gross profit	659.4	618.6	40.8	6.6%	685.6	(67.0)	(9.8%)
Administrative and selling expenses	(228.0)	(128.6)	(99.4)	77.3%	(115.4)	(13.2)	11.4%
Operating income	431.4	490.0	(58.6)	(12.0%)	570.1	(80.2)	(14.1%)
Other expenses, net	(15.6)	(2.6)	(13.0)	500%	(0.7)	(1.9)	271.4%
Gain / (loss) on related companies	1.2	0.6	0.6	100%	(0.4)	1.0	(250.0%)
Net financial expense	(98.5)	(193.5)	95.0	(49.1%)	(189.0)	(4.5)	2.4%
Income tax expense	(143.4)	(147.0)	3.6	(2.4%)	(21.9)	(125.1)	571.2%
Net income	175.1	147.5	27.6	18.7%	358.0	(210.5)	(58.8%)

Year 2008 compared to year 2007

Net revenues

Regulated gas transportation segment. Gas transportation service is our main business activity measured by the invested capital and the resources involved in its operation; however, it is not as significant as our NGL production and commercialization business in our total net revenues because of the pesification of regulated tariffs at an exchange rate of US$ 1=Ps. 1 implemented by the Public Emergency Law. The gas transportation segment represented approximately 36% and 41% of total net revenues earned during the years ended December 31, 2008 and 2007, respectively. A substantial portion of our gas transportation service revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2008 decreased by Ps. 3.2 million compared to 2007. This decrease was principally a consequence of lower interruptible gas transportation services rendered, reflecting lower gas availability, which caused a Ps. 13.0 million revenue decline, which in turn was partially offset by additional revenues generated by new firm transportation contracts signed with natural gas producers and industrial clients, for 2007 and 2008.

The Executive Branch, through Decree No. 180/04 issued on February 16, 2004, established an electronic market for natural gas trading known as the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions in both the gas spot and the transportation and distribution secondary markets along with producing efficient prices through offer and demand free interaction. To that end, all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with the Federal Energy Bureau’s requirements. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. Revenues related to the interruptible transportation service might, therefore, be affected in the future due to the operation of the MEG (for further information, see “Item 4. Our Information – B. Business Overview – Gas Transportation – The Argentine Natural Gas Industry – Historical Background”). Revenues related to interruptible transportation service amount to Ps. 19.9 million and Ps. 32.9 million for the years ended December 31, 2008 and 2007, respectively.

We are still in the process of renegotiating our tariffs, and our tariff rates were unchanged in 2008 from 2007. However on October 9, 2008 we signed a provisional agreement with the UNIREN providing for a tariff increase of 20%, retroactive to September 1, 2008. The tariff increase, which is not effective as of the date of this Annual Report, will come into effect once the provisional agreement is ratified by a Presidential Decree. The provisional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government. For more information see “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates”.

NGL production and commercialization segment. Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for local market at low prices, the Argentine government enacted Law No. 26,020, which is discussed further below.

Net revenues from the NGL production and commercialization segment represented approximately 57% and 53% of our total net revenues during the years ended December 31, 2008 and 2007, respectively.

Revenue from the NGL production and commercialization segment increased by Ps. 139.9 million in the year ended December 31, 2008 compared to 2007. This increase was caused mostly by higher volumes sold and higher international reference prices registered during the year.

During the 2007 and 2008 winter seasons, the Cerri Complex experienced natural gas supply interruptions as imposed by the Argentine government (impacting consequently in its level of NGL production) in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the severe winter season in 2007. These natural gas supply interruptions were fewer in winter season 2008 (mainly in the third quarter), as a consequence of warmer weather conditions and additional contribution of natural gas imported by ENARSA, which were injected in the pipeline system by a liquefied natural gas regasification vessel. This vessel operated from the beginning of June to mid-September and provided the local market with approximately 145 MMcf/d.

On September 30, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government. Based on market prices for LPG before this agreement, we estimate that this agreement will result in an annual reduction in our revenues of approximately Ps. 7 million.

In November 2008, the Argentine government created a tariff charge to be paid by the industries and high consumption households, with the aim of recovering the difference between the natural gas price in imports and the local market price, which was subsidized by the government in the past. The fixed tariff charge amounts to Ps. 0.049 per cubic meter of natural gas consumed. This charge represents to us an additional annual cost of approximately Ps. 37 million, based on volumes consumed in 2008.

NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for both our own account and on behalf of our customers. In 2008, we sold approximately 52% of our production of LPG in the local market to LPG marketers (54% in 2007). The remainder of these products and all of our natural gasoline are exported to PIFCo, a subsidiary of Petrobras Petróleo Brasileiro S.A. and an affiliate of us, under a long-term contract that provides for pricing based on international market prices. All of the Cerri Complex’s ethane output is sold in the domestic market to PBB at agreed prices under a long-term contract. We process and sell some of the NGL for our own account, some on behalf of our customers, and some on a fee basis, collecting a commission for the extracted liquids delivered to our customers.

The total annual sales for the Cerri Complex for 2008 and 2007 in short tons, which include NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2008 compared to year ended December 31, 2007
	2008	2007	Increase / (decrease)	Percentage change
Local market
Ethane	326,281	336,947	(10,666)	(3.2%)
LPG	278,187	258,587	19,600	7.6%
Natural Gasoline	434	2,963	(2,529)	(85.3%)
Subtotal	604,902	598,497	6,405	1.1%

Exports
LPG	272,138	201,886	70,252	34.8%
Natural Gasoline	118,832	98,764	20,068	20.3%
Subtotal	390,970	300,650	90,320	30.0%
Total	995,872	899,147	96,725	10.8%

NGL production in 2008 was higher than in 2007, mainly due to the availability of the re-gasified NGL that was injected in Bahía Blanca, which was supplied by a re-gasification tanker hired by ENARSA. This additional gas input partially mitigated the situation of the natural gas supply interruptions that have affected Cerri Complex’s production in the winters of 2007 and 2008. In the future, we could suffer natural gas supply interruptions as a result of unusually cold weather or other factors beyond our control, and such interruptions could materially adversely affect our NGL business .

On the other hand, the worldwide economic crisis adversely affected the petrochemical market, resulting in ethane sales lower than the historical average. Another negative factor was the significant decrease in the price of LPG in the local market which has been in effect since the beginnings of the last quarter, as a consequence of the LPG price stabilization agreement mentioned above between the Federal Energy Bureau and LPG producers.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$ 920 and US$ 663 per metric ton, respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$ 634 and US$ 457 per metric ton of natural gasoline and LPG, respectively.

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

Net revenues from the other services segment accounted for approximately 7% and 6% of total net revenues for the years ended December 31, 2008 and 2007, respectively. Of net revenues from the other services segment, 23% and 26% corresponded to telecommunications services for the years ended December 31, 2008 and 2007, respectively. Revenues from Other services showed an increase of Ps. 25.2 million compared to 2007. This increase primarily stems from higher revenues generated by construction services, in particular management services rendered to the gas trust for the 378 MMcf/d pipeline expansion. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions”.

Costs of sales

Costs of sales for the year ended December 31, 2008, rose by Ps. 121.1 million, or approximately 19.0%, compared to the year 2007. This increase is mostly attributable to: (i) a Ps. 70.4 million rise in NGL costs; and (ii) a Ps. 23.8 million increase in labor costs.

Cost of sale for the years ended on December 31, 2008 and 2007 represented 53% and 51%, respectively of net revenues reported in these years.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2008, increased by approximately Ps. 99.4 million, or approximately 77.3%, as compared to the year 2007. This increase was primarily the result of a Ps. 87.4 million increase in tax on exports, derived mainly from the variable export tax regime implementation that affects LPG and natural gasoline exports. For additional information see “ Item 4. Our information – B. Business overview – NGL production and commercialization”.

Administrative and selling expenses for the years ended on December 31, 2008 and 2007 represented 16% and 10%, respectively of net revenues reported in these years.

Other expenses, net

The details of other expenses, net for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007
	(in millions of Pesos)
Increase in allowances and provisions	(17.6)	(15.3)
Reversal of allowances and provisions	0.1	17.3
Others	1.9	(4.6)
Total	(15.6)	(2.6)

Gain / (loss) on related companies

In 2008, we recorded a gain on related companies of Ps. 1.2 million, compared to the gain of Ps. 0.6 million recorded in 2007. The positive variation was due to increased earnings on our investment in Link.

Net financial expense

Net financial expense for the years ended December 31, 2008 and 2007 is as follows:

	Years ended December 31,
	2008	2007
Generated by assets	(In millions of pesos)
Interest income	16.9	34.1
Foreign exchange gain	60.6	8.4
Impairment of property, plant and equipment	-	(19.6)
Total	77.5	22.9
Generated by liabilities
Interest expense	(141.0)	(156.7)
Foreign exchange loss	(130.1)	(42.6)
Result of the debt prepayment	114.0	10.6
Other expenses and financial charges	(18.9)	(27.7)
Total	(176.0)	(216.4)
Total net financial expense	(98.5)	(193.5)

Net financial expense for the year ended December 31, 2008 reported a Ps. 95.0 million positive variation as compared to 2007. This variation is mostly explained by a Ps. 114.0 million gain generated by the purchase of our debt notes for US$ 95 million in the financial market and their subsequent cancellation. This effect was partially compensated by a higher exchange rate loss of Ps. 35.3 million, derived from higher local currency devaluation in 2008, which reached 9%. In addition, it is important to point out the decline in interest expense, generated primarily by a significant reduction of the amount of our outstanding indebtedness in 2007 and 2008. However, this effect was compensated for by lower interest income, principally attributable to a decline in financial asset returns.

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV regulations and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. The amount of such contingency is an uncertain amount of between US$6 million and US$20 million as of December 31, 2008 (including interest to December 31, 2008) and will depend on the applicable withholding tax rates determined by the country of residence of the note holders at the date of each interest payment. We do not have information that permits the identification of the country of residence of each note holder on each interest payment date. We believe that we have sufficient legal grounds to defend our position that no withholding tax was required, and accordingly, we have not recorded any provision in respect of this proceeding. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Regulatory Proceedings.”

Year 2007 compared to year 2006

Net revenues

Regulated gas transportation segment. The gas transportation segment represented approximately 41% and 38% of total net revenues earned during the years ended December 31, 2007 and 2006, respectively.

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

Cost of sales for the years ended on December 31, 2007 and 2006 represented 51% and 48%, respectively of net revenues reported in these years.

 Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2007, increased by approximately Ps. 13.2 million, or approximately 11.4%, as compared to the year 2006. This increase was primarily the result of: (i)higher labor costs of Ps. 4.9 million and (ii) Ps. 8.4 million in export taxes associated with the increase in our export sales.

Administrative and selling expenses for the years ended on December 31, 2007 and 2006 represented 10% and 9%, respectively of net revenues reported in these years.

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

B. Liquidity and capital resources

Beginning in April 2007, we began a series of steps to refinance our outstanding obligations under the notes issued in connection with the restructuring of our debt in December 2004 (the “Restructured Notes”) and the amended and restated loan agreements with Inter-American Development Bank (the “Amended Loans”).  These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the “Tender Offer”), a new notes offering and an optional prepayment of amounts outstanding under the Amended Loans and redemption of the Restructured Notes remaining after the completion of the tender offer. On April 9, 2007, we launched the Tender Offer, and received a sufficient number of proxies by the early tender deadline to amend the terms of the Restructured Notes as necessary to allow the consummation of the Tender Offer, which was otherwise not permitted under the terms of the Restructured Notes.  The Tender Offer expired on May 7, 2007 and was accepted by 78.4% of noteholders.

Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$500,000,000 (the “New Notes”) pursuant to our Medium Term Note Program (the “Program”), which provides for the issuance of up to a maximum principal amount of US$650 million in notes. On May 14, 2007, we simultaneously closed the offering of New Notes and used a portion of the proceeds and cash to settle the Tender Offer. The interest rate for the New Notes is fixed at 7.875%, and the maturity date is May 14, 2017. As of May 14, 2007, our total U.S. dollar-denominated principal debt for accounting purposes consisted of US$500,000,000 in New Notes and US$97,318,912 in Restructured Notes not tendered in the Tender Offer and US$206,823,727 under the Amended Loans. On June 15, 2007, using the remainder of the proceeds from the New Notes and cash, we made an optional prepayment of all amounts owing under the Amended Loans and redeemed the outstanding Restructured Notes. As a result, the aggregate principal amount of our total U.S. dollar-denominated debt as of June 15, 2007, immediately after completing such prepayment, was US$500,000,000.

During 2008 we reduced our financial indebtedness by US$ 95 million, which allowed us to close the year with an indebtedness level of US$ 405 million. This reduction was carried out by means of the purchase in the open market of New Notes, taking advantage of the overall fall in prices of financial assets. The achieved level of indebtedness combined with the absence of principal payment commitments and a reasonable financial cost for the next five years will help us weather the current international economic and credit crisis. Currently, we believe that our working capital is sufficient for our present requirements.

In the last quarter of 2008, NGL international prices fell abruptly and have not recovered yet, which has caused an important reduction in cash generation in recent months. A potential future devaluation of the peso, additional capital expenditures required by the Argentine government or lower NGL prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

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

Our primary sources and uses of cash during the years ended December 31, 2008, 2007 and 2006 are shown in the table below:

	For the years ended December 31,
	2008	2007	2006
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	391.3	478.3	512.9
Cash flows provided by operating activities	582.1	518.4	606.2
Cash flows used in investing activities	(192.4)	(232.0)	(127.4)
Cash flows used in financing activities	(176.3)	(373.4)	(513.6)
Net increase / (decrease) in cash and cash equivalents	213.4	(87.0)	(34.7)
Cash and cash equivalents at the end of the year	604.7	391.3	478.3

Cash flows provided by operating activities

Cash flows from operating activities for the year ended December 31, 2008 increased by 12% in comparison with 2007, which was enough to afford the investing and financing activities, described below, allowing us to increase our cash position by more than 50%.

Cash flows provided by operating activities for the year ended December 31, 2007, decreased by approximately 14% compared to the year ended December 31, 2006, principally due to the fall in revenues generated by the NGL production and commercialization segment.

Cash flows used in investing activities

Although cash flows used in investing activities decreased in 2008 in comparison with 2007, our investment in operating assets increased from Ps. 203.6 million to Ps. 220.8 million. This amount includes the US$ 37 million investment we made to expand the gas transportation system requested and financed by Aluar through the advance payment of the service. For additional information see “Item 4. Our information – A. Our history and development - General”.

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

Cash flows used in financing activities

Cash flows used in financing activities decreased by more than 50% in the year ended December 31, 2008, as compared with 2007.  This change reflects the substantial reduction of our financial indebtedness through repurchase of our New Notes that we carried out over the last two years.

Description of indebtedness

As described above, in June 2007 we issued new notes pursuant to our Medium Term Note Program. We are subject to several restrictive covenants under the New Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Since our New Notes amortize, beginning on May 14, 2014, we will have annual obligations to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders, and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—New Debt Obligations” for a detailed discussion of the terms of our New Notes, including the interest rates and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2009-2011 period, in millions of U.S. dollars, are set forth in the following table:

	2009	2010	2011	Total
Gas transportation
Reliability and others	25.1	27.0	28.2	80.3
Expansions	-	-	-	-
Operational efficiencies	-	-	-	-
Total	25.1	27.0	28.2	80.3
NGL production and commercialization
Expansions	-	-	-	-
Reliability and others	6.3	12.5	12.0	30.8
Total	6.3	12.5	12.0	30.8
Other services	1.2	1.2	1.2	3.6
Total Capital Expenditures	32.6	40.7	41.4	114.7

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and exchange rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because all of our debt obligations are denominated in U.S. dollars and approximately 65% of our revenues were denominated in pesos for the three-month period ended March 31, 2009. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. This situation is mitigated in part by our NGL production and commercialization segment, more than 60% of the revenues from which are denominated in U.S. dollars.

We place our cash and current investments in high quality financial institutions in Argentina, the United States and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and commercial papers in foreign currency.

Our financial debt obligations denominated in foreign currency as of December 31, 2008, amounted to US$409.0 million (Ps. 1,412.4 million). As of December 31, 2008, we also had the equivalent of US$7.1 million (Ps. 24.7 million) of trade and other payables denominated in U.S dollars. Finally, US$193.5 million (Ps. 660.4 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$222.7 million as of December 31, 2008.

We estimate, based on composition of our balance sheet as of December 31, 2008, that every exchange rate variation of Ps. 0.10 against the U.S. dollar, plus or minus, would result in a variation of Ps. 22.3 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative financial instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

In November 2007, the Company entered into a currency forward agreement with a major financial institution, which expired on May 12, 2008. By means of this hedge agreement, the Company fixed an exchange rate of Ps. 3.227 per U.S. Dollar on the purchase of US$ 9 million in order to provide for the interest payment on the New Notes due on May 14, 2008. As of December 31, 2007, the fair value of this currency forward agreement was approximately (Ps. 90) and was recorded in “Current Loans” with credit to “Other Comprehensive Loss” account. As of December 31, 2008, we have not entered into any derivative financial instrument.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our debt obligations do not change with the market.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

See “A. Operating Results—Discussion of Results of Operations for the Three Years ended December 31, 2008, 2007 and 2006” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and regulatory Proceedings.”

E. Off-balance sheet arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our consolidated Financial Statements. All of our interests in and/or relationships with our subsidiaries are recorded in our consolidated Financial Statements. See “B. Liquidity and Capital Resources—Derivative Financial Instruments”.

F. Tabular disclosure of contractual obligations

The following table represents a summary of our contractual obligations as of December 31, 2008:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	1,412.4	13.9	-	-	1,398.5
Purchase Obligations (1)	130.3	96.6	33.7	-	-
Other Long-Term Liabilities (2)	95.7	24.9	70.8	-	-
Total	1,638.4	135.4	104.5	-	1,398.5

(1)

Corresponds to contracts for the purchase of natural gas used in our NGL production and commercialization activities.

(2)

Corresponds to the fee to be paid under the Technical Assistance Agreement.

All of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 3.453 as of December 31, 2008. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

The current Board of Directors was elected by our shareholders at the Annual Shareholders’ Meeting held on March 26, 2009, for a one-year term.

The Shareholders’ Agreement contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters. For more information see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

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

A Director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him or her is brought before the Board, the Supervisory Committee, a Shareholders’ Meeting, competent governmental agency or the courts. Shareholder approval of a Director’s performance terminates any liability of a Director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

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

The following table sets out the membership of our Board of Directors as approved in our Annual Shareholders’ Meeting held on March 26, 2009, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in other Company
Claudio Fontes Nunes	2008	2010	Chairman	Gas and Energy Vice president at Petrobras Energía
Mariano Pablo González	2007	2010	Vice Chairman	Member of the law firm González & Ferraro Mila
Rigoberto Mejía	2006	2010	Director	Manager of the Division of Integration and Participations at Petrobras Energía.
Héctor Daniel Casal	2009	2010	Director	Legal Director at Petrobras Energía
Diego Alberto Guerri	2006	2010	Director	Member of the law firm Guerri
Sonia Fabiana Salvatierra	2009	2010	Director	Member of the law firm Salvatierra & Asociados Abogados
Luis Blaquier	2007	2010	Independent Director	Independent consultant
Miguel Eduardo Mirmi	2009	2010	Independent Director	Member of the law firm Daglio, Miralles & Mirmi
Oscar Marano	2005	2010	Independent Director	Independent consultant
Gabriel Marchione	2007	2010	Alternate Director	Financial Manager of Petrobras Energía
Pablo Alejandro Melhem Marcote	2007	2010	Alternate Director	Member of the law firm González & Ferraro Mila
Esteban Diez Peña	2004	2010	Alternate Director	Management Control Manager for the Oil, Gas and Energy Upstream Areas at Petrobras Energía
Juan Pablo Gozio	2009	2010	Alternate Director	Gas Marketing Manager at Petrobras Energía
Andrea Patricia Gribov	2006	2010	Alternate Director	Member of the law firm Gribov & Zabala Asociados
José Marcelo Soria	2009	2010	Alternate Director	Member of the law firm Soria y Asociados
Oscar Miguel Castro	2006	2010	Independent Alternate Director	Independent consultant
Diego Petrecolla	2007	2010	Independent Alternate Director	Independent consultant
Ernesto Guillermo Leguizamón	2009	2010	Independent Alternate Director	Member of the law firm Leguizamón, Alonso & Asoc.

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

Claudio Fontes Nunes  has served as Executive Director of Petrobras Energía’s Gas and Energy business segment since 2008. He graduated in Civil Engineering specialized in Hydraulic Works from Universidade Federal do Rio de Janeiro. He specialized in Petroleum Engineering at Petroleo Brasileiro and he is a graduate of the Advanced Management Program at Harvard University. He joined Petroleo Brasileiro in 1980 and was in charge of Well Evaluation Operations, Projects Analysis, Contracts, Production Engineering, Engineering and Health, Safety and Environment. He is currently a member of the Board of Directors of Petrobras Electricidad de Argentina S.A., CIESA, Distrilec S.A. and Edesur S.A. He was born on April 6, 1955.

Mariano Pablo González received a Law degree from the Universidad de Belgrano. In 1996, he obtained a Master’s degree in Corporate Law from the Columbia Law School. Before holding his current position, he worked for the CNV; Milbank, Tweed, Hadley & McCloy; Linklaters & Paines; Marval, O´Farrell & Mairal and, between 1998 and 2005 for Beccar Varela. Since 2005, Mr. González has been a partner at the law firm of González & Ferraro Mila. He currently is a member of the Board of Directors of CIESA. He was born on May 24, 1969.

Rigoberto Mejía has a Master’s Degree in Engineering Sciences and an Electrical Civil Engineering degree, both obtained at the Universidad de Chile. He also obtained a Master’s Degree in Business Administration from the Instituto de Altos Estudios Empresariales of the Universidad Austral. Before joining Petrobras Energía in 1996, he worked for Central Puerto S.A. and Gener Argentina S.A. He currently works as Manager of the Division Integration and Participations at Petrobras Energía. He is also member of the boards of directors of the following companies: Distrilec Inversora S.A., EDESUR S.A., MEGA, CIESA, Telcosur, EGS, Enecor S.A., World Energy Business S.A. and Petrobras Electricidad de Argentina S.A.. He was born on November 7, 1963.

Héctor Daniel Casal  has served as an alternate member of the Board of Directors of Petrobras Energía Participaciones S.A. and as Petrobras Energía’s Executive Director of Legal Affairs since 2003. He graduated in Law from the Universidad Católica Argentina in 1980. He joined Petrobras Energía in 1991. He also serves as Vice Chairman of Petrobras Energía Internacional S.A., as a member of the Board of Directors of Distrilec Inversora S.A., CIESA and as alternate Director of Petrolera Entre Lomas. He was born on April 10, 1956.

Diego Alberto Guerri received a law degree from the Universidad de Buenos Aires. He also obtained a Master’s Degree in Business Administration from IAE Business School, Universidad Austral. Between October 2002 and 2005 he acted as liquidator. of Quilseg S.A, Quilburs S.A., Capi S.A., Cirqui S.A., Dispel S.A. and Faique S.A. He was partner of Zarantonello & Guerri law firm between 1999 and 2007. Since 2007 he has been partner of the law firm Guerri. He is also a member of the Board of Directors of CIESA. He was born on January 8, 1969.

Sonia Fabiana Salvatierra received a degree in Law from the Universidad de Buenos Aires. Between 1987 and 1996 she worked for the Caja de Valores S.A.. Between 1996 and 2008 she acted as associate for Marval O’Farrell & Mairal. Currently, she is partner in Salvatierra & Asociados law firm. She is also a member of the Board of Directors of CIESA. She was born on March 20, 1966.

Luis Blaquier received a degree in Economics from the Universidad Católica Argentina. He also obtained a Master’s in Business Administration - Finance at Dartmouth College in 1993. He was Executive Director at Goldman Sachs & Co. (Investing Banking Division) in the United States of America from August 1993 to October 2006. He also worked at IBM and previously worked as an Associate at Ledesma S.A.A.I.. Currently he is a partner of Pegasus Argentina S.A. and director of Arcor S.A. and Pampa Cheese S.A. He was born on October 26, 1965.

Miguel Eduardo Mirmi received a degree in Law from the Universidad Nacional de La Plata. He was partner in several law firms, including Frávega law firm (1978-1988) and Lex law firm (1989 – 2004); and since 2005 he has been a partner in Daglio, Miralles & Mirmi Abogados law firm. He has been advisor to several advisory commissions of the Low Chambers and other governmental organizations. He was born on April 23, 1956.

Oscar Marano received a degree in Public Accounting and a Master’s Degree in Administration from the Universidad de Buenos Aires. He worked for Edenor S.A. between 1992 and 2002 and acted as Chief Financial Officer (“CFO”) of EDF Branch Americas between 2002 and 2005. He has also held various positions in Astra C.A.P.S.A. and Compañía Financiera del Plata S.A. Since 2005 he has acted as an independent financial consultant. He was born on October 20, 1943.

Executive Officers. The following is a list of our executive officers as of the date of issuance of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Carlos Seijo	2009	CEO
Jorge García	1998	Marketing Vice President
Gonzalo Castro Olivera	2007	CFO
Jorge Bonetto	2000	Operations Vice President
Daniel Perrone	1999	Regulatory and Institutional Affairs Vice President
José Zuliani	2009	Legal Affairs Vice President
Juan Martín Encina	2004	Human Resources Vice President
Alejandro Basso	1998	Management Control and Corporate Regulations Vice President
Oscar Sardi	2005	Service Vice President
Javier Sato	2008	Planning and Business Development Vice President

There is no expiration term defined for the Executive Officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Carlos Alberto Seijo received a Chemical Engineering degree from the Universidad de Buenos Aires. He has worked for Central Puerto S.A. He joined Petrobras Energía in 1999 as New Business Planning Manager for the Gas and Energy Division. From January 2006 until March 2009 he held the position of Gas Natural Marketing Manager in Petrobras Energía. Since February 2009, he has served as our CEO. He is chairman of the Board of Directors of Telcosur and EGS. He was born on November 26, 1957.

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

Gonzalo Castro Olivera received a degree in Business Administration from the Universidad de Belgrano and a Master’s Degree in Finance from the Universidad Torcuato Di Tella. Between 1997 and 1998, he worked for the ABN AMRO Bank and, between 1991 and 1997, he worked at BankBoston. In both banks he worked in corporate banking. He joined us as Head of Capital Markets in 1998, and from 2005 to 2007, he was our Finance and Corporate Information Manager. He became our CFO in 2007. Currently he acts as alternate director of Telcosur. He was born on October 23, 1968.

Jorge Bonetto received an Electromechanical Engineering degree from the Universidad Nacional de Córdoba and obtained a Master’s Degree in Business Administration from the Universidad Austral. Before joining us, he worked for PASA, Petroquímica Cuyo S.A. and Corcemar S.A. He joined us in May 2000 as Operations Vice President. He was born on August 2, 1952.

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

José Zuliani received a law degree and a Master’s Degree in Private Law from the Universidad Nacional de Rosario. In November 2000, he joined Petrobras Energía, where he held several managing positions. He left Petrobras Energía in February 2009 after serving as its Gas and Energy Legal Affairs Manager. Finally, in March 2009 he was appointed as our Legal Affairs Vice President. He was born on December 13, 1961.

Juan Martín Encina received a Law degree from the Universidad de Buenos Aires and obtained a Master’s Degree in Human Resources from the Universidad de Ciencias Empresariales y Sociales. Since 2004 he has served as our Human Resources Vice President. From 2000 to 2004, he served as Human Resources Department Vice President of Petrobras Energía for the Gas and Energy business and Centralized Functions. Prior to that, he headed Human Resources actions for different projects in Ecuador and Brazil, and in Argentina he has been responsible for Labor Relations Areas at utilities of the electric and railway sectors. He was born on March 2, 1967.

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Energía from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Regulations Vice President. He also acts as Vice Chairman of TGU and member of the Board of Directors of EGS and Telcosur. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Tecnológica Nacional. He also participated in a General Administration Program at the Universidad Austral. He worked for Gas del Estado between 1983 and 1992 and during that year he held different positions in our services area. In April 2005 he was designated Service Vice President. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

Javier Sato received a Chemical Engineering degree from the Universidad de Buenos Aires. Before joining us in April 2008 as Planning and Business Development Vice President, he worked for Petrobras Energía in several positions. Between October 2005 and March 2008 he acted as CEO of Conecta (a gas distribution company in Uruguay). Up to March 2005 he served as Planning and Business Development Manager of the refining, petrochemical and fertilizing business unit of Petrobras Energía and between April 2005 and September 2005 he worked for Petrobras in Brazil. He was born on June 28, 1956.

Indemnification of Officers and Directors. Under the Shareholders’ Agreement, the shareholders of CIESA require us to: (i) limit the liability of each of our officers, syndics and directors for all consequences of their acts or omissions, excluding acts or omissions where there is evidence of fraud or gross negligence and (ii) enter into agreements obligating us to defend, indemnify and hold harmless each of our officers, syndics and directors from and against all liabilities, losses, and other expenses incurred by each such officer, syndics or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer, syndics or director is or was one of our officers, syndics or directors, including claims alleged to be due to the negligence of such person, but excluding acts or omissions that involve fraud or gross negligence towards us.

B.

Compensation

The remuneration paid or accrued by us during the year 2008 in favor of our members of the Board of Directors and executive officers amounted to Ps. 1.0 million and Ps. 4.6 million, respectively.

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

C.

Board Practices

For information on the term of office of our directors and executive officers, see “A. Directors and Senior Management” above. The information in that section is incorporated herein by reference.

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

The Audit Committee operates under its Rules of Procedure, which require that the three members that form it must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the Shareholders’ Meeting held on March 26, 2009, Oscar Marano, Luis Blaquier and Miguel Eduardo Mirmi were designated as independent members of the Board of Directors and were appointed to the Audit Committee.

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

The aggregate remuneration paid by us during the year 2008 to the members of the Audit Committee was approximately Ps. 0.3 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The primary responsibilities of the Supervisory Committee consist of monitoring our management’s compliance with the Commercial Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the Annual Ordinary Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Supervisory Committee are entitled to: (i) attend Board of Directors and Shareholders’ Meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and Ordinary Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by shareholders. The Supervisory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid or accrued by us during 2008 to the members of the Supervisory Committee was approximately Ps. 0.3 million. We do not provide pension, retirement or similar benefits for Syndics and Alternate Syndics.

The current members of the Supervisory Committee, each of whom was appointed at the Annual Shareholders’ Meeting held on March 26, 2009, the year each member was initially appointed to the Supervisory Committee and the year each members’ term expires are as follows:

Name	Member since	Term Expires	Position
Nicolás Mordeglia	2004	2010	Syndic
Pablo Ferraro Mila	2007	2010	Syndic
Alejandro Roisentul Williams	2009	2010	Syndic
Claudio Norberto Vázquez	2009	2010	Alternate Syndic
Gabriela Domínguez Segado	2009	2010	Alternate Syndic
Francisco Daniel González	2009	2010	Alternate Syndic

The present principal occupations and employment history of our Syndics are set forth below:

Nicolás Mordeglia received a Law degree from the Universidad de Buenos Aires and a Master’s degree in Business Law from Universidad Austral. He worked for Cerro Vanguardia S.A. from 1995 to 1999. Since 1999, he has worked for the Legal Affairs Department of Petrobras Energía. He serves as a member of the Supervisory Committee of CIESA, EDESUR S.A.; Canadian Hunter Argentina S.R.L.; Atalaya Energy S.R.L.; Enecor S.A., Distrilec Inversora S.A., and Telcosur. He also serves as an alternate member of the Supervisory Committee of  MEGA; Refinería del Norte S.A. and Urugua-i S.A. He acts as alternate director of Petrobras Energía Internacional S.A. and as Counselor of Propyme S.G.R. He was born on August 17, 1965.

Pablo Ferraro Mila received a Law degree from the Universidad de Belgrano. In 1996, he received a Master’s Degree in Comparative Jurisprudence from the New York University School of Law, as well as Master’s Degree in Business Law from Universidad Austral. At present he is a partner of the law firm González & Ferraro Mila. Before joining Gonzalez & Ferraro Mila, he was a Junior Partner at the law firm Beccar Varela (since 1999) and an associate at the law firms of Cravath, Swaine & Moore in New York, Allen & Overy in London, and Allende y Brea in Buenos Aires and New York. He also serves as a syndic of CIESA and EPCA. He was born on February 7, 1970.

Alejandro Roisentul Williams received a Public Accounting degree from the Universidad de Buenos Aires and a Master’s Degree in Financial Administration of the Public Sector from the same university. Since 1993 he has acted as syndic of the Sindicatura General de la Nación. He was born on August 30, 1963.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; New York Stock Exchange Requirements

See Item 16.G.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2008, 2007 and 2006:

	Number of Employees as of December 31,
Department	2008	2007	2006
General	2	3	3
Administration and Finance	45	48	50
Human Resources	16	15	15
Control and Corporate Governance	8	7	7
Legal Affairs	13	11	10
Regulatory and Public Affairs	6	6	6
Services	61	61	60
Safety and Environmental	14	15	15
Marketing	68	66	60
Planning and Business Development	10	-	-
Operations	675	638	580
Total	918	870	806

The following table sets out the number of employees according to geographical location as of December 31, 2008, 2007 and 2006:

	Number of Employees as of December 31,
Location	2008	2007	2006
City of Buenos Aires	245	235	196
Province of Buenos Aires	351	335	325
Province of Chubut	62	59	54
Province of La Pampa	16	16	15
Province of Neuquén	65	57	51
Province of Río Negro	65	60	61
Province of Salta	5	6	6
Province of Santa Cruz	102	95	91
Province of Tierra del Fuego	7	7	7
Total	918	870	806

As of December 31, 2008, 2007 and 2006 the number of temporary employees working for us was 22, 17 and 36, respectively.

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

Due to higher inflation rates in Argentina, conflicts between employers and unionized workers have increased recently. Even though these kinds of conflicts have involved us only to a limited extent, other companies in our industry have suffered strikes and conflicts with labor unions. Despite this hostile atmosphere and the demands of the unions, in April and October 2008, we signed agreements with labor unions, which included a salary increase. These agreements must be officially approved by the Labor Ministry before becoming effective.

Currently, approximately 21% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, members of our Supervisory Committee and executive officers as of April 20, 2009 is 65,846 shares.

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

On April 16, 2004, Petrobras and Enron signed the Settlement Agreement, which contemplates a two-stage reorganization of CIESA’s ownership. The first stage of the reorganization was carried out on August 29, 2005. In this first stage, EPCA and EACH transferred 40% of the outstanding share capital of CIESA to the Trust, and Petrobras transferred Class “B” common shares (representing 7.35% of our outstanding share capital), which it held directly and not through CIESA, to EPCA and EACH. The Restructuring Agreement (signed on September 7, 2005, among CIESA, its current shareholders and its creditors), was intended to define the new shareholding structure of CIESA in the second stage of reorganization. However, the Restructuring Agreement was not approved by the CNV, ENARGAS and the CNDC. Likewise, in January 2009, AEI, which declared itself to be the only holder of the notes (Obligaciones Negociables) issued by CIESA, announced its decision to terminate the Restructuring Agreement and filed a bankruptcy claim against CIESA in the Argentine courts (see “Item 4.— Our Information—A. Our History and Development—General” below).

On January 27, 2006, EPCA, EACH and other Enron’s subsidiary sold their shareholding in our common stock to D.E. Shaw.

In December 2008, the Argentine government enacted a law pursuant to which approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the AFJPs were transferred to ANSES. AFJPs were the largest participants in the country’s local capital market. Consequently, the local capital market is expected to diminish in size. Additionally, due to the economic instability, capital outflows have intensified. This may cause greater credit restrictions for the Argentine economy.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of April 20, 2009:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
ANSES	175,085,417	22.0373	B
D.E. Shaw	60,803,041	7.653	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding below 51% of our share capital.

As of April 20, 2009 a total of 18,807,365 ADRs, representing 94,036,825 Class B shares, were held by approximately 51 institutional investors and mutual funds. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders’ Agreement

As a result of changes in the shareholding of our controlling company, a new Shareholders’ Agreement was signed on August 29, 2005. This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement divides the CIESA shares into five classes that grant the shareholders different rights and places obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Supervisory Committee.

Under this agreement, Class A1 and B1 shares are owned by Petrobras Energía Group, Class A2 and B2 shares belong to the Trust and Class B3 shares are owned by EPCA.

Transfers of CIESA and Our Shares. The Shareholders’ Agreement provides certain rights of first refusal and “tag-along” or co-sale rights in favor of EPCA, in the event of a proposed transfer of CIESA shares. In particular, before any sale of shares to outside parties, the selling shareholder must offer to sell such shares to EPCA at the price agreed upon in a written purchase proposal from the outside party seeking to purchase such shares. In the event that EPCA does not choose to purchase the shares, it can opt to have a portion of its own shares (the allotted portion is dependent on the number of shares being sold) additionally included in the shares to be sold by the selling shareholder to the third party.

Under the Shareholders’ Agreement, the sale or transfer of any of our shares held by CIESA requires an affirmative vote of at least 60% of CIESA’s issued and outstanding common voting shares.

Election of Our Directors and Officers; Voting. The Shareholders’ Agreement also contains provisions governing the voting of shares held by CIESA, the election of the members of the Board of Directors and our Supervisory Committee, the appointment of certain officers and certain other matters.

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

Under the terms of the Shareholders’ Agreement, but subject to their overriding duty to protect our corporate interest and the common interest of all of our shareholders, it is contemplated that the CIESA- nominated Directors shall vote unanimously in favor of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

Regarding the designation of our Supervisory Committee members, Petrobras Energía Group appoints two Syndics and the same number of Alternate Syndics. The position of Chairman of our Supervisory Committee is held by one of the two Syndics appointed by the Class A1 shareholders. The remaining Syndic and Alternate Syndic are appointed by the Class B3 shareholders.

Actions Requiring Special Shareholder Approval. The Shareholders’ Agreement states that a full majority vote of our Board of Directors (such majority must include the affirmative vote of the Class B3 shareholders) is required to approve the following decisions, among others: (i) the sale of our assets above a certain amount, outside of the day-to-day course of business; (ii) approval of our annual budget and material amendments thereto and certain related matters; (iii) commitments to incur, loans or operating expenses for an amount that exceeds by more than 10% the amount approved in our annual budget; (iv) capital expenditures which are individually in excess of US$500,000; (v) the setting of compensation of senior management; (vi) approval to make any claims of and any transactions related to, or negotiations of claims against us in excess of US$50,000; and (vii) the termination or extension of the Technical Assistance Agreement.

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

Under the Technical Assistance Agreement, Petrobras Energía renders assistance to us in its role of technical operator. The term of the Technical Assistance Agreement originally entered into with EPCA was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. The Settlement Agreement mentioned in “Item 4. Our Information—A. Our History and Development–General” includes a term which provided for the assignment of the Technical Assistance Agreement to Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Energía has been in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on the higher of: (i) a percentage of certain of our defined income or (ii) a specified fixed annual amount.

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

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2008, 2007 and 2006 are as follows:

Year ended December 31, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	31,760	36,133	21,504	5,122	31,264	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,050	-	-	-
TGU	-	-	51	-	-	-
Other related companies:
PIFCo (1)	-	752,957	-	-	-	-
Refinor S.A.	-	-	1,488	-	-	-
WEB S.A.	2,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,088	-	-	-
Total	34,284	789,090	27,181	5,122	31,264	122
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2007:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	13
Petrobras Energía	28,500	25,562	16,741	8,691	34,747	-
CIESA	-	-	-	-	-	122
Main affiliates-significant influence:
Link	-	-	995	-	-	-
TGU	-	-	207	-	-	-
Other related companies:
PIFCo (1)	-	476,551	-	-	-	-
Refinor S.A..	-	-	1,614	-	-	-
WEB S.A.	2,793	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,079	-	-	-
Total	31,293	502,113	22,636	8,691	34,747	135
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2006:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-		-	80
Petrobras Energía	26,635	28,411	27,273	9,128	42,631	-
CIESA	-	-	-	-	-	122
Main affiliates-significant influence:
Link	-	-	947		-	-
TGU	-	-	307		-	-
EGS	-	-	49		-	-
Other related companies:
PIFCo (1)	-	530,312	-		-	-
Refinor S.A..	-	-	2,356		-	-
Quintana y Otros U.T.E.	1,820	-	-		-	-
WEB S.A.	3,044	-	-		-	-
Área Santa Cruz II U.T.E.	-	-	2,069		-	-
Total	31,499	558,723	33,001	9,128	42,631	202
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

Exports

In 2008, our export revenues from NGL production and commercialization segment were Ps. 492.4 million and represented 35% of our total net revenues. Additionally, the total volume of sales from NGL was 995,872 short tons, and the volume of sales from NGL exports was 390,970 short tons. These volumes also include sales made on account of third parties.

In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$920 and US$663 per metric ton, respectively. See “Item 5. A. Operating results—Discussion of results of operations for the three years ended December 31, 2008, 2007 and 2006” for more information.

Legal and Regulatory Proceedings

a)

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year 2008 compared to year 2007 — Net financial expense.”

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

The amount of such contingency is an uncertain amount of between US$6 million and US$20 million as of December 31, 2008 (including interest as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. We do not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

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

Tax Claims

a)

Under the 1993 Tax Agreement between the Argentine government and the Provinces and provincial Law No. 11,490, NGL sales were exempted from the turnover tax in the Province of Buenos Aires. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales since 2002.

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

In a separate proceeding related to the turnover tax in the Province of Buenos Aires, we received notice from the Tax Bureau of the Province of Buenos Aires in November 2004 that a tax assessment process had been initiated in connection with the turnover tax on NGL. On September 26, 2005, we were notified of the results of the tax assessment process for the period from January 2002 to July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, we filed a motion to dismiss on our belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, we filed an appeal with the Tax Bureau of this province. On February 19, 2008, we were notified with a formal assessment notice of Ps. 3.6 million (excluding interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, we filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires, which was rejected by the end of 2008 and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009.

As of December 31, 2008, we recorded a provision of Ps. 19.7 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

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

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent us a formal assessment notice for the payment of Ps. 6.4 million corresponding to the 2002-2007 period. We have disputed this assessment with the Tax Bureau.

As of December 31, 2008, we have recorded a provision of Ps. 33.5 million in respect of these contingencies under the line item “Provisions for contingencies” of our Financial Statements, which amount was determined in accordance with the estimations of tax and interest that would be payable as of such date.

However, our management believes that, in case our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

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

Item 9. The Offer and Listing

A.

Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the New York Stock Exchange (“NYSE”), stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2004	5.72	3.61	3.34	2.13
2005	6.83	4.98	3.99	2.86
2006	7.99	4.44	4.20	2.74
2007	8.47	5.40	5.18	3.43
2008	5.98	1.41	3.65	1.05

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2008				2007
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	5.98	4.05	3.65	2.80	7.40	6.18	4.57	3.80
Second Quarter	4.80	3.13	3.08	2.07	8.40	6.71	5.01	4.12
Third Quarter	3.80	2.90	2.39	1.88	8.47	5.74	5.18	3.57
Fourth Quarter	2.93	1.41	1.91	1.05	7.37	5.40	4.67	3.43

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs in the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low

December 2008	2.25	1.93	1.68	1.26
January 2009	2.65	1.97	1.80	1.35
February 2009	3.20	1.95	2.02	1.44
March 2009	2.10	1.73	1.53	1.31
April 2009	2.20	1.83	1.57	1.45
May 2009	2.37	1.93	1.74	1.45

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2008, the market capitalization of shares of the 104 companies (excluding mutual funds) listed on the BASE was approximately Ps. 1,233,628 million. At the end of December 2008, the top 10 listed securities represented 96% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

	2004	2005	2006	2007	2008
Market capitalization (US$ in billions)	231.6	254.4	401.5	563.0	357.3
Average daily trading volume (US$ in millions)	17.9	25.5	20.0	28.5	26.5
Number of listed companies	107	106	107	109	104

Source: Data published by the Buenos Aires Stock Market.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Information contained in Exhibit 1.1 of our 2001 Annual Report on Form 20-F (Commission File No. 1-13969) is hereby incorporated by reference.

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

▪

there is an obligation to enter at least 30% of the funds received as payment for the export of NGL into the exchange market and to convert it into local currency within a time limit established by the Ministry of Economy and Production;

▪

Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month;

▪

principal and interest payments of financial obligations may be freely made, provided that the debt has been previously reported to the BCRA, negotiated in the local foreign exchange market and taken for a minimum term;

▪

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

United States Taxes

General. This discussion relating to certain US federal income tax consequences applies only to a US holder (as defined below) who holds our ADSs or Class B Shares as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; an insurance company, a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds Class B Shares or ADSs as part of a hedging or straddle or conversion transaction; or a person whose functional currency is not the U.S. dollar. A holder is a US holder if such holder is a beneficial owner of shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

Moreover, the effect of any applicable US state or local tax laws is not discussed in this Annual Report.

A holder is a US holder if such holder is a beneficial owner of Class B Shares or ADSs and such holder is: a citizen or resident of the United States; domestic corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying Class B Shares represented by those ADSs, and exchanges of Class B Shares for ADRs, and ADRs for Class B Shares, will not be subject to US federal income tax.

Taxation of Dividends. Subject to the passive foreign investment company (“PFIC”) rules discussed below, if a holder is a US holder such holder must include in his or her gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Class B Shares or distributions of our capital stock or rights to subscribe for our capital stock) paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If the holder is a non-corporate US holder, dividends paid to him or her in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends with respect to the Class B Shares or ADSs generally will be qualified dividend income, provided that in the year that the holder receives the dividend, the Class B Shares or ADSs are readily tradable on an established securities market in the US. The holder must include the gross amount of dividends in income when he or she receives them, either actually or constructively, in the case of Class B Shares, or when the depositary receives such dividend, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.  Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or Class B Shares and thereafter as capital gain.

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

For foreign tax credit purposes, the dividend will be income from sources outside the United States. Dividends will, depending on the holder’s circumstances, generally be either “passive” or “general” income, for purposes of computing the foreign tax credit allowable to the holder. No US foreign tax credit will be allowed to US holders of Class B Shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

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

We place our cash and current investments in high quality financial institutions in Argentina, the United States and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and commercial papers in foreign currency. As of December 31, 2008, current investments amounted to Ps. 336.1 million.

With regard to our debt obligations, as a general matter, we are not exposed to interest rate risk because all of our debt bears interest at a fixed rate.

Foreign exchange exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2008, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 222.7 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues. Therefore, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because approximately 65% of our revenues were denominated in pesos for the three-month period ended March 31, 2009 while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity analysis disclosure to interest rates and exchange rates

In view of the nature of our current investments, an immediate 100 basis points parallel shift change in the interest rate curve would not have a significant impact on the total value of our current investments.

The potential loss in our net monetary liability position held as of December 31, 2008, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the current peso/U.S. dollar exchange rates would have been approximately Ps. 76.8 million.

Our New Debt Obligations accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rate by expected maturity dates.

	Expected maturity dates(4)
	2009	2010	2011	2012	2013	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
U.S. dollars
Fixed rate	111.7	111.7	111.7	112.0	111.7	1,621.5	2,180.3	727.2
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	7.875%	7.875%	-	-

(1)  Converted at the exchange rate as of December 31, 2008: Ps. 3.453 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3)  Interest rate based on the prices settled in the contract as of December 31, 2008.

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

Commodity price risk

In the NGL production and commercialization segment we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE Ara for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume sales of 2008, a US$ 50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 19 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$ 666 and US$ 954, respectively. If they are higher, there would be no effect as the variable export tax regime neutralize any change in the prices of such products. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports” for more information.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure controls and procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of the end of fiscal year 2008, its internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by KPMG during the years ended December 31, 2008 and 2007 in each of the following categories are:

	Year ended December 31,
	2008	2007
	(in thousands of pesos)
Audit fees	1,442.4	1,095.0
Audit-related fees	-	611.3
All other fees	-	-
Total fees	1,442.4	1,706.3

Audit fees. Audit fees in the above table are mainly for the audit of our annual Financial Statements and the review of our quarterly reports and Form 20-F.

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

Consequently, 100% of the fees rendered by our principal accountants in 2008 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Account

Not Applicable.

Item 16G. Corporate Governance

Our corporate governance practices are governed by:

▪

applicable Argentine law (particularly, the Commercial Companies Law),

▪

Decree No. 677/01,

▪

the standards of the CNV,

▪

 our By-laws, and

▪

certain rules of the NYSE applicable to listed foreign private issuers.

The standards of the CNV include the recently issued General Resolution No. 516, (“GR No. 516”) effective for Financial Statements beginning as of January 1, 2008. The standards of GR No. 516 encourage publicly traded companies to voluntarily adopt a Corporate Governance Code. However, if the Company does not adopt such Code, its Board of Directors must annually disclose to the CNV (together with the issuance of its annual financial statement) the extent to which it has adopted some or all of the 28 corporate governance recommendations included in GR No. 516. If a company decides not to fully or partially apply any of such recommendations, it must explain the reasons and whether or not such recommendation will be adopted in the future.  We have reviewed our corporate governance policies in connection with GR No. 516 and determined that many of the GR No. 516 recommendations are already substantially reflected in our Code of Conduct, policies and procedures, and that no material changes will be made to them at this time in order to reflect these recommendations.

We have securities that are registered with the SEC and listed on the NYSE and, consequently, we are subject to the rules and regulations of the NYSE.

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

At our Annual Shareholders’ Meeting, held on March 26, 2009 our shareholders appointed three independent directors (together with one alternate independent director) out of nine directors of whom the Board of Directors is composed.

303A.02

Establishes general standards to evaluate directors’ independence. No director qualifies as “independent” unless the Board of Directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the director is independent from management. The Board of Directors is also required to express an opinion with regard to the independence or lack of independence, of each individual director.

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

However, our Audit Committee is required to give an opinion about the reasonableness of directors’ and executive officers’ compensation and stock option plans (if applicable), as proposed by our Board of Directors. The fee of members of our Board of Directors is approved by our Shareholders at their Annual Meeting.

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
303A.07 (c)

An Audit Committee shall have a written charter addressing (i) the committee’s purpose; (ii) an annual performance evaluation of the committee, and (iii) the duties and responsibilities of the committee, including, at a minimum, those required by Section 10A-3(b)(2) to (5) of the Exchange Act.

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

We have not adopted a code of ethics because Argentine public companies are not required to do so. However, in October 2005, our Board of Directors approved a “Code of Conduct” (replacing the previous Code of Conduct approved in March 2004), with the purpose of introducing SEC rules applicable to foreign registrants that apply to all Board of Directors’ members, Audit Committee members, Senior Management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

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

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant) By:
/s/ Carlos Seijo
Name:	Carlos Seijo
Title:	Chief Executive Officer

/s/ Gonzalo Castro Olivera
Name:	Gonzalo Castro Olivera
Title:	Chief Financial Officer

Dated: June 18, 2009

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

3.1

CIESA Shareholders’ Agreement. ******

4.1

Technical Assistance Agreement between TGS and EPCA dated December 28, 1992****

4.1A

Letter from TGS to Petrobras Energía, dated November 7, 2008 proposing amendments to the Technical Assistance Agreement.

4.1B

Letter from Petrobras Energía to TGS, dated November 7, 2008, accepting TGS’s proposed amendments to the Technical Assistance Agreement.

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

EXHIBIT 4.1A

Letter from TGS to Petrobras Energía, dated November 7, 2008 proposing amendments to the Technical Assistance Agreement

Buenos Aires, November 7, 2008

Messrs

PETROBRAS ENERGIA S.A.

Maipú 1, Buenos Aires

Ref: TGS’s Technical Assistance Agreement

Dear Sirs:

I am writing to you in my capacity as Chief Executive Officer and Legal Attorney of Transportadora de Gas del Sur S.A. (“TGS”), with reference to the Technical Assistance Agreement -dated December 28, 1992 and renewed on December 28, 2000 (the “Agreement”)-  binding this Company and Petrobras Energía S.A. (“PESA”)

In regard to it, TGS hereby gives notice to PESA of its intention to amend articles 3.1 and 3.2 of the Agreement as follows: (i) the term of the Agreement shall be of three (3) years, as from oncoming December 28 of the present year; and (ii) the term shall not be renewed automatically. The rest of the terms and conditions of the Agreement shall remain the same. Therefore, PESA shall continue rendering technical assistance services to TGS subject to the new term.

In the event that PESA should not express, explicitly and in writing, and within 48-hours upon receipt of this letter, its unconditional and irrevocable acceptance of the amendments described in the preceding paragraph, the present letter constitutes -and shall be construed as- the notice required by article 3.2 of the Agreement (the term of which had been amended by way of an agreement of parties via letters dated September 25 and 26, 2008) through which TGS timely expresses its decision to terminate the Agreement upon expiration of the current term, that is on the oncoming December 27.

I look forward to your favorable reply

Sincerely,

Jorge Casagrande

1

EXHIBIT 4.1B

Letter from Petrobras Energía to TGS, dated November 7, 2008, accepting TGS’s proposed amendments to the Technical Assistance Agreement

Buenos Aires, November 7, 2008

Messrs

Transportadora de Gas del Sur S.A.

Atn: Jorge Casagrande

Don Bosco 3672

Ciudad Autónoma de Buenos Aires

Ref: TGS Technical Assistance Agreement

Dear Sirs:

I write to you in reply to your note dated today, in which you request us to amend clauses 3.1 and 3.2 of the Technical Assistance Agreement dated December 28, 1992 (hereinafter, the “Agreement”), as the condition for Petrobras Energía S.A (hereinafter “PESA”) to continue rendering technical assistance services, which constitute the object of the Agreement, until December 28, 2011.

In regard to it, we state our explicit acceptance of you request. Therefore, PESA shall continue rendering technical assistance services under the same terms and conditions set forth in the Agreement, until the date indicated in the preceding paragraph.

Kind regards,

Petrobras Energía S.A.

Adalberto Barbalho

1

EXHIBIT 8.1

SUBSIDIARIES

The following are our subsidiaries:

Company Name	Country of incorporation	Proportion of Ownership Interest
Telcosur	Argentina	99.98%

1

EXHIBIT 12.1

CERTIFICATION

I, Carlos Seijo, certify that:

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

Date: June 18, 2009

/s/ Carlos Seijo
Carlos Seijo
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

Date: June 18, 2009

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2008 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 18, 2009

/s/ Carlos Seijo
Carlos Seijo
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2008 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 18, 2009

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Transportadora de Gas del Sur S.A.:

1

We have audited Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Transportadora de Gas del Sur S.A. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

5

In our opinion, Transportadora de Gas del Sur S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on  the criteria established in “Internal Control - Integrated Framework” issued by the COSO.

6

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended, and our report dated June 18, 2009 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina

June 18, 2009

SIBILLE

(Member firm of KPMG International)

Jorge E. Dietl

Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Transportadora de Gas del Sur S.A.:

1

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

3

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

4

Accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

5

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 18, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina

June 18, 2009

SIBILLE

(Member firm of KPMG International)

Jorge E. Dietl

Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

We have audited the accompanying consolidated statements of income, of changes in shareholders’ equity and of cash flows for the period ended December 31, 2006 of Transportadora de Gas del Sur S.A. and its subsidiary. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the  cash flows of Transportadora de Gas del Sur S.A. and its subsidiary the for the period ended December 31, 2006, in conformity with accounting principles generally accepted in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F, information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

PRICE WATERHOUSE & CO. S.R.L.

Rubén O. Vega (Partner)

City of Buenos Aires, Argentina

February 5, 2007 (except with respect to the matters discussed in

Note 12 to the consolidated financial statements, which is as of April 17, 2007)

TRANSPORTADORA DE GAS DEL SUR S.A.

	2008	2007
CURRENT ASSETS		
Cash and banks	268,577	2,816
Investments (Note 13.d.)	336,113	421,102
Accounts receivable, net (Note 4.a.)	177,587	165,100
Other receivables (Note 4.b.)	34,807	77,630
Inventories	12,300	16,525
Total current assets	829,384	683,173
NON CURRENT ASSETS		
Accounts receivable (Note 4.c.)	12,691	13,443
Other receivables (Note 4.d.)	10,127	123,154
Investments (Note 13.c.)	2,314	1,112
Property, plant and equipment, net (Note 13.a.)	4,171,763	4,170,600
Intangible assets, net (Note 13.b.)	7,045	10,202
Total non-current assets	4,203,940	4,318,511
Total assets	5,033,324	5,001,684

	2008	2007
CURRENT LIABILITIES		
Accounts payable (Note 4.e.)	185,469	163,590
Loans (Note 6)	13,932	16,459
Payroll and social security taxes payable	31,230	22,799
Taxes payable (Note 4.f.)	28,375	34,269
Advances from customers (Note 4.g.)	21,537	15,362
Other liabilities (Note 4.h.)	12,076	12,154
Provisions for contingencies (Note 13.e.)	65,566	48,108
Total current liabilities	358,185	312,741
NON CURRENT LIABILITIES		
Loans (Note 6)	1,398,465	1,574,500
Taxes payable (Note 4.i.)	54,598	57,404
Advances from customers (Note 4.j.)	149,347	127,491
Total non-current liabilities	1,602,410	1,759,395
Total liabilities	1,960,595	2,072,136
MINORITY INTEREST	1	1
SHAREHOLDERS' EQUITY	3,072,728	2,929,547
Total liabilities and shareholders' equity	5,033,324	5,001,684

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

	2008	2007	2006
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Net income for the year	175,091	147,508	358,022
Reconciliation of net income to cash flows provided by operating activities			
Depreciation of property, plant and equipment	203,234	197,806	192,653
Amortization of intangible assets	1,534	1,117	234
Retirement of property, plant and equipment	24,698	18,926	20,608
Impairment of property, plant & equipment	-	19,600	-
Retirement of intangible assets	1,623	-	-
Increase / (reversal) in allowances and provisions	22,074	(2,025)	26,129
Minority interest	-	-	1
(Gain) / loss on related companies	(1,203)	(590)	442
Interest expense	140,944	156,661	193,674
Result of the debt prepayment	(113,981)	(10,576)	-
Income tax expense	143,389	147,012	21,891
Foreign exchange rate and other net financial results	121,608	29,878	25,756
Changes in assets and liabilities:			
Investments other than cash and cash equivalents	4,214	(4,214)	-
Accounts receivable	(16,351)	14,481	4,894
Other receivables	36,409	(34,842)	(54,699)
Inventories	4,225	(6,889)	(3,710)
Accounts payable	17,080	(7,126)	44,042
Advances from customers	(34,470)	(14,407)	(25,503)
Payroll and social security taxes payable	8,431	8,035	2,403
Taxes payable	(22,689)	15,718	27,422
Other liabilities	(78)	81	(31,915)
Provisions for contingencies	-	-	(493)
Interest paid	(121,471)	(139,292)	(175,468)
Income tax and asset tax paid	(12,230)	(18,459)	(20,137)
Net cash provided by operating activities	582,081	518,403	606,246
CASH FLOWS USED IN INVESTING ACTIVITIES			
Payment for the acquisition of property, plant and equipment	(220,792)	(203,565)	(127,383)
Investments other than cash and cash equivalents	28,386	(28,386)	-
Net cash used in investing activities	(192,406)	(231,951)	(127,383)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Advances from customers	47,183	90,216	48,758
Dividends paid	(32,000)	-	-
Proceeds from loans	-	1,530,650	-
Payment of loans	(191,486)	(1,994,256)	(562,309)
Net cash used in financing activities	(176,303)	(373,390)	(513,551)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	213,372	(86,938)	(34,688)
Cash and cash equivalents at the beginning of the year	391,318	478,256	512,944
Cash and cash equivalents at the end of the year	604,690	391,318	478,256

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders´ contributions			Retained earnings			
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Accumulated retained earnings	Other comprehensive (loss) / income	Total shareholders' equity
Balances at December 31, 2005	794,495	1,145,012	1,939,507	154,446	330,154	-	2,424,107
Resolutions of the Ordinary Shareholders' Meeting held on March 20, 2006:							
Appropriation to legal reserve	-	-	-	10,875	(10,875)	-	-
Net income for the year	-	-	-	-	358,022	-	358,022
Balances at December 31, 2006	794,495	1,145,012	1,939,507	165,321	677,301	-	2,782,129
Resolutions of the Ordinary Shareholders' Meeting held on April 12, 2007:							
Appropriation to legal reserve	-	-	-	17,901	(17,901)	-	-
Other comprehensive loss (Note 6)	-	-	-	-	-	(90)	(90)
Net income for the year	-	-	-	-	147,508	-	147,508
Balances at December 31, 2007	794,495	1,145,012	1,939,507	183,222	806,908	(90)	2,929,547
Resolutions of the Ordinary Shareholders' Meeting held on April 10, 2008:							
Appropriation to legal reserve	-	-	-	7,375	(7,375)	-	-
Cash dividends	-	-	-	-	(32,000)	-	(32,000)
Other comprehensive income (Note 6)	-	-	-	-	-	90	90
Net income for the year	-	-	-	-	175,091	-	175,091
Balances at December 31, 2008	794,495	1,145,012	1,939,507	190,597	942,624	-	3,072,728

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

Detailed data reflecting subsidiary direct control as of December 31, 2008, 2007 and 2006 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2008	2007	2006
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that Financial Statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that Financial Statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders´equity for the fiscal years ended December 31, 2008, 2007 and 2006 would not be significant.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (“INDEC”), as follows:

-

Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;

-

Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the Financial Statements; and

-

Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within “Net financial results”.

Information presented for comparative purposes has been restated in constant currency as of February 28, 2003.

a)

Short-term receivables and liabilities

Short-term receivables and liabilities, including accrued interest if applicable at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

b)

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

c)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and NGL obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its net realizable value.

d)

Current investments

Bank accounts, private bonds  and time deposits have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at market value at year-end.

Unrealized gains and losses on time deposits and mutual funds are included in the “Net financial results”, in the consolidated statement of income.

e)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities, asset tax credit and advances from customers in kind as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

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

f)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% are Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method. These investments have been valued based on the Financial Statements at September 30, 2008, which have been prepared applying the same accounting policies as those used by the Company to prepare its consolidated Financial Statements. As of December 31, 2008 and 2007, the investment in Link has been adjusted by Ps. 4,209 and Ps. 4,350, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events and there have not been any transactions which affected the Financial Statements of EGS, Link and TGU from September 30, 2008 to December 31, 2008. However, the book value of the investment in EGS as of December 31, 2008 and 2007 includes Ps. 55 and Ps. 64, respectively, corresponding to the transactions between EGS and the Company in the three-month periods ended December 31, 2008 and 2007. Likewise, because of the condition of TGU’s shareholder with respect to EGS and for such transactions, the book value of the investment in TGU as of said periods includes Ps. 28 and Ps. 29, respectively.

The Company considers its foreign company TGU to be a “non-integrated company”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

g)

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

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 6,964 and Ps. 5,053 for the years ended December 31, 2008 and 2007, respectively.

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

Based on the projections made as discussed in Note 2.a), which include among others assumptions used to determine the development of the US dollar exchange rate, of the inflation and interests rates as well as of the outcome of the renegotiation of the tariffs increase mentioned in note 7.a), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value. However, it is reasonably possible that the Company’s conclusion that these assets are not impaired could change should the assumptions develop different than expected by management.

a)

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

b)

Income tax

The Company and its subsidiary file separate standalone income tax returns under the Argentine tax laws.

The Company and its subsidiary record income taxes using the deferred tax method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Argentine GAAP requires companies to record a valuation allowance for that component of deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2008	2007	2006
Estimated current income tax expense	146,229	16,205	1,714
Deferred income tax (benefit) / expense	(2,840)	130,807	164,726
Change in valuation allowance	-	-	(144,549)
Income tax expense	143,389	147,012	21,891

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The components of the net deferred tax (liability) / asset as of December 31, 2008 and 2007, are the following:

	2008	2007
Deferred tax assets
Allowance for doubtful accounts	1,643	27
Present value other receivables	38	38
Other provisions	1,082	869
Provision for contingencies	22,948	16,838
Labor provisions	4,555	3,120
Foreign exchange loss generated by current investments	-	177
Total gross deferred tax assets	30,266	21,069
Deferred tax liabilities
Deferred revenues	622	683
Foreign exchange gain generated by current investments	3,838	-
Intangible assets	2,348	-
Current investments interests	232	-
Property, plant and equipment, net	77,695	77,695
Total gross deferred tax liabilities	84,735	78,378
Net deferred tax liability (Note 4.d and 4.i) (1)	(54,469)	(57,309)

          (1) Net of deferred tax asset of Ps. 129 and Ps. 95 recorded under “Other non-current receivables” as of December 31, 2008 and 2007, repectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2008, 2007 and 2006 as follows:

	2008	2007	2006
Pre-tax income	318,480	294,520	379,914
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	111,468	103,082	132,970
Permanent differences at statutory income tax rate
- Inflation adjustment	31,550	36,524	32,781
- Non-taxable income and non-deductible expenses	(557)	(533)	(447)
- Change in deferred tax asset valuation allowance	-	-	(144,549)
- Others	928	7,939	1,136
Income tax expense	143,389	147,012	21,891

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

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, the said resolution provides the possibility of disclosing it in the notes to the Financial Statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated Financial Statements.  This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period when these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS determined that, if that liability had been recognized, the deferred tax liability as of December 31, 2008, would have increased by Ps. 656,671 (generating a net liability position of Ps. 711,140) and a positive effect of Ps. 31,155, Ps. 36,395 and Ps. 32,714 on the Company’s net income for the years ended December 31, 2008, 2007 and 2006, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expense as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Amount
Year 2009	31,955
Year 2010	30,326
Year 2011	30,272
Year 2012	30,036
Year 2013	29,270
Year 2014 onwards	504,812
Total	656,671

c)

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

As of December 31, 2008, the Company has not recorded any provision in respect of the asset tax because the determined tax does not exceed the income tax determined for the fiscal year ended in such date.

The Company has recognized the asset tax expense and the asset tax paid in prior years as a credit, which has been recorded as a payment on account of the income tax. This tax credit has been valued at its nominal value according to what it is mentioned in Note 2.g). As of December 31, 2008, all of the asset tax paid has been fully utilized to offset income tax payable.

The breakdown of the asset tax credit as of December 31, 2008 is as follows:

Fiscal year	Amount	Year of expiration
2002	10,395	2012
2003	26,214	2013
2004	23,861	2014
2005	22,680	2015
2006	22,807	2016
2007	11,332	2017
Income tax accrual	(117,289)
Balance at the end of the year	-

d)

Advances from customers in kind

The advances from customers in kind have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

e)

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

Contingencies and allowances are disclosed in Notes 9 and 13.e).

f)

Shareholders’ equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for “Common stock” which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Statement of Changes in Shareholders´ Equity.

g)

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

h)

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

Other expenses, net, for the years ended December 31, 2008, 2007 and 2006, include the following items:

	2008	2007	2006
Insurance liquidation associated with the damage of a facility located at the Cerri Complex	-	-	24,722
Provision for contingencies (Note 13.e.)	(17,458)	2,025	(26,129)
Others	1,834	(4,619)	676
Total	(15,624)	(2,594)	(731)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The breakdown of “Net financial results” line item for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Generated by assets
Interest income	16,875	34,103	30,603
Foreign exchange gain	60,596	8,421	13,390
Impairment of property, plant and equipment	-	(19,600)	-
Other financial results, net	-	-	1,654
Total	77,471	22,924	45,647

Generated by liabilities
Interest expense	(140,944)	(156,661)	(193,674)
Foreign exchange loss	(130,123)	(42,643)	(26,536)
Result of the debt prepayment	113,981	10,576	-
Other expenses and financial charges	(18,916)	(27,691)	(14,480)
Total	(176,002)	(216,419)	(234,690)
Total net financial results	(98,531)	(193,495)	(189,043)

i)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2008, 2007 and 2006 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

j)

Derivative financial instruments

The Company uses derivative financial instruments agreements entered into with major financial institutions in order to reduce market risk, at a competitive cost in accordance with the market conditions, to reduce the impact of the fluctuations in foreign currence exchange rates and potential future variability in the floating interest rates. TGS does not use financial instruments with speculative aims.

The forward exchange contract, which was decribed in Note 6, was recorded at its net realizable value.

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

For the years ended December 31, 2008, 2007 and 2006, the Company classifies its businesses into three segments: Natural Gas Transportation Services, NGL Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

As of and for the year ended December 31, 2008	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	506,302	807,285	105,615	-	1,419,202
Operating income (loss)	187,626	276,650	30,898	(63,742)	431,432
Depreciation of property, plant and equipment	151,290	36,827	14,055	1,062	203,234
Additions to property, plant and equipment	185,832	26,076	5,259	11,928	229,095
Identifiable assets	3,775,296	413,531	191,321	653,176	5,033,324
Identifiable liabilities	302,391	62,226	14,051	1,581,927	1,960,595

As of and for the year ended December 31, 2007	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	509,501	667,395	80,377	-	1,257,273
Operating income (loss)	218,406	297,187	25,570	(51,144)	490,019
Depreciation of property, plant and equipment	149,130	32,795	14,226	1,655	197,806
Additions to property, plant and equipment	114,593	56,964	7,929	9,575	189,061
Identifiable assets	3,737,490	474,601	174,224	615,369	5,001,684
Identifiable liabilities	249,528	59,510	9,345	1,753,753	2,072,136

As of and for the year ended December 31, 2006	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	491,996	726,393	91,113	-	1,309,502
Operating income (loss)	211,379	370,836	33,864	(45,949)	570,130
Depreciation of property, plant and equipment	144,401	31,050	13,294	3,908	192,653
Additions to property, plant and equipment	119,882	17,719	15,429	3,381	156,411
Identifiable assets	3,836,424	449,891	166,475	686,452	5,139,242
Identifiable liabilities	121,982	61,709	9,734	2,163,686	2,357,111

The Company renders services of gas transportation business principally to gas distribution companies and Petrobras Energía. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
MetroGAS S.A.	180,532	169,590	176,474
Camuzzi Gas Pampeana S.A.	90,692	92,474	89,501
Gas Natural BAN S.A.	70,054	71,519	70,042
Petrobras Energía (Note 10)	31,760	28,500	26,635
Camuzzi Gas del Sur S.A.	22,729	24,857	23,915

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFC”), a subsidiary of Petrobras Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the fiscal years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
PIFC (Note 10)	752,957	476,551	530,312
Polisur	235,046	203,888	238,188

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2008 AND 2007

		2008	2007
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A.	9,885	8,773
	Camuzzi Gas Pampeana S.A.	7,881	8,803
	Gas Natural BAN S.A.	7,304	7,479
	Camuzzi Gas del Sur S.A.	2,425	2,128
	Profertil S.A. (“Profertil”)	2,751	1,261
	Repsol-YPF S.A. (“Repsol YPF”)	4,384	3,045
	Total Austral S.A. (“Total Austral”)	2,920	3,345
	Pan American Sur S.R.L. (“PAS”)	1,761	2,948
	Related companies	3,750	4,125
	Others	17,704	12,866
	Subtotal	60,765	54,773

	NGL production and commercialization
	Polisur	14,755	22,032
	Total Austral	3,339	3,788
	Related companies	32,794	47,848
	Others	10,225	7,992
	Subtotal	61,113	81,660

	Other services
	Profertil	3,772	3,437
	Gas trust fund (Note 7.b.)	29,803	9,230
	Related companies	6,104	2,604
	Others	21,362	14,112
	Subtotal	61,041	29,383
	Allowance for doubtful accounts (Note 13.e.)	(5,332)	(716)
	Total	177,587	165,100

b)	Other current receivables
	Tax credits	4,852	3,928
	Prepaid insurance expense	3,632	4,311
	Advances to suppliers	1,654	26,127
	Claims to third parties	46	25,493
	Subsidies receivable	12,967	9,429
	Others	11,656	8,342
	Total	34,807	77,630

c)	Non-current accounts receivable
	Other services
	Profertil	12,691	13,443
	Total	12,691	13,443

d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	129	95
	Asset tax credit	-	113,917
	Easement expense to be recovered	4,233	4,233
	Others	5,765	4,909
	Total	10,127	123,154

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2008	2007
e)	Accounts payable
	Suppliers	173,389	147,954
	Customers (Credit balances)	9,253	6,967
	Related companies	2,827	8,669
	Total	185,469	163,590

f)	Current taxes payable
	Turnover tax	1,230	568
	Income tax (net of advances and others)	15,838	6,371
	Value added tax (“VAT”)	-	106
	Tax on exports	6,924	23,021
	Others	4,383	4,203
	Total	28,375	34,269

g)	Current advances from customers (1)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	5,363	2,411
	Total Austral	6,926	6,426
	Polisur	2,452	-
	Wintershall Energía S.A. (“Wintershall”)	2,156	1,656
	PAS	4,617	4,284
	Others	23	585
	Total	21,537	15,362

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	12,032	12,035
	Other provisions	44	119
	Total	12,076	12,154

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	54,598	57,404
	Total	54,598	57,404

j)	Non-current advances from customers (1)
	Aluar	90,639	55,539
	Total Austral	34,185	41,582
	Polisur	1,733	-
	Wintershall	-	2,628
	PAS	22,790	27,721
	Others	-	21
	Total	149,347	127,491

(1)

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

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of December 31,
	2008	2007	2006
Cash and banks	268,577	2,816	6,583
Current investments	336,113	421,102	471,673
Current investments other than cash and cash equivalents	-	(32,600)	-
Total cash and cash equivalent	604,690	391,318	478,256

Non-cash transactions are as follows:

	As of December 31,
	2008	2007	2006
Acquisition of property, plant and equipment through an increase in accounts payable	19,420	20,312	36,079
Financial charges capitalization	3,971	1,264	(286)

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of December 31, 2008, 2007 and 2006 for Ps. 67,234, Ps. 27,295 and Ps. 33,405, respectively.

6.

LOANS

Short-term and long-term debt as of December 31, 2008 and 2007 comprise the following:

	2008	2007
Current loans:
1999 EMTN Program: Series 2 notes (1)	104	94
Interests payable	13,828	15,636
Financial leases (annual interest rate of 7.65%)	-	729
Total current loans	13,932	16,459

Non- current loans:
2007 EMTN Program: Series 1 notes	1,398,465	1,574,500
Total non-current loans	1,398,465	1,574,500
Total loans	1,412,397	1,590,959

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

The early amortization of the restructured debt generated a Ps. 10,576 gain in 2007, which is net of a cost of Ps. 25,222 paid for the prepayment of Tranche B-A (equaled to the 2% of the principal amount), and the Ps. 2,291 premium paid for the equivalent of 0.25% of the residual principal amount of the tendered notes.

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

With the aim of reducing its financial indebtedness, during 2008 TGS proceeded to cancel notes with a nominal value of US$ 95,000,000 which were previously bought on the market at lower prices in comparison with their nominal value, generating a gain of Ps. 113,981.

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

Derivative financial instruments

In November 2007, the Company entered into a forward exchange contract with a major financial institution, which expiration date was on May 12, 2008. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. As of December 31, 2007, its fair value amounted to approximately negative Ps. 90 and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account. This transaction generated a Ps. 447 loss which was charged to “Net Financial Results” in the year ended December 31, 2008. As of this date, the Company has not entered into any derivative financial instrument.

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

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2009, after several extensions.

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

On October 9, 2008, TGS signed a provisional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (approximately Ps. 7 million per month). According to this agreement, the funds generated by this tariff increase should be invested in the pipeline system. Temporarily, these funds will be deposited in a trust fund. The tariff increase will come into effect once the provisional agreement is ratified by a Presidential Decree. The provisional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government . In October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated Financial Statements, TGS is evaluating this proposal. According to the provisional agreement, the Company would reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

The NGL production and commercialization segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau regulates the propane and butane sales price for the local market. This agency determines annually a minimum volume of propane and butane to be commercialized in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License establishes, among other restrictions, that the Company will not be able to afford CIESA’s obligations, nor granting loans, real guarantees or of any other sort in favor of the creditors of this company.

      b)   Expansion of the gas transportation system

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

The gas trust fund repays its investment by means of the 20% of the total net revenues generated by the current tariffs from the additional transportation capacity and collects an specific charge, which is finally paid by industries, power plants and compressed natural gas suppliers for whom gas transportation supply is made under firm contracts. This charge represents an 81.6% increase in the current tariffs. The works financed by these means belong to the gas trust fund and, TGS, as well as being in charge of the management of the works, is responsible for the operation and maintenance of the gas trust assets. The cost of TGS’s investment is being recovered through collection of the remaining 80% of current tariff rate. This surplus is also bound for the payment of operation and maintenance expense of these new assets.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system. This new expansion will increase the TGS pipeline system capacity by 378 MMcf/d. In December 2006, the gas trust fund contracts and the works management agreement were signed; the latter is in charge of TGS.

According to this agreement, TGS will bill Ps. 50 million plus VAT as a consideration for the services to be rendered for the 247 MMcf/d expansion (as of December 31, 2008, the Company recorded a receivable of Ps. 29.8 million), and the expansion works management fee for the remaining 131 MMcf/d has not yet been determined. The property of the works will belong to a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the industries, power plants and large and medium-size businesses.

In 2008, expansion works for a transportation capacity of 78 MMcf/d were completed and became operative. In 2009, an additional expansion of 169 MMcf/d transportation capacity started by the end of 2008 is planned to be carried out, which includes the construction of a new pipeline in the Magellan Strait.

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

As of December 31, 2008, 2007 and 2006 the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

Class A and B Common Shares have the same rights, which are as follows:

(i) each A and B Common Share has the right to one vote on any matter submitted to the shareholders of the Company for a vote;

(ii) holders of Class A and B Common Shares are entitled to receive ratably any dividends that the Company’s Board of Directors may declare out of fund legally available therefor and, upon the Company’s liquidation, dissolution or winding up, will be entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities; and

(iii) Class A and B shareholders have preemptive rights, which entitle them to subscribe pro rata to any new issuance of shares of the Class held by any such shareholder.  Class A and B shareholders do not have redemption or conversion rights.

In addition, as mentioned below, the Company’s by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders must be obtained in order to transfer Class A shares. Further, the Company is required by its by-laws to maintain a ratio of Class A Common Shares to Class B Common Shares of 51% to 49%, so any issuance of one of such classes of shares would require the issuance of shares of the other class.

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

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry, receiving no response as of the date of the issuance of these consolidated Financial Statements.

Moreover, in November 2004, TGS received a hearing from the Tax Bureau of the province of Buenos Aires starting thus a tax assessment process regarding the claim mentioned above. On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed the corresponding appeal with the Tax Bureau of this province.  On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (excluding interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected by the end of 2008 and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009.

As of December 31, 2008, TGS keeps a provision of Ps. 19.7 million, having partially reversed in the year ended December 31, 2007 the provision related to the ethane sales recorded under the line Other expenses, net, pursuant to the sentence pronounced in February 2007, mentioned before.

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

As of December 31, 2008, the amount of this contingency ranges between US$ 6 million and US$ 20 million (including interests as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. The Company does not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2008, TGS has not recorded any provision in connection with this matter.

c)

In November 2002, the Tax Bureau of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the value of the natural gas used by TGS as fuel to render its transportation services. This assessment corresponds to the fiscal period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiationg a proceeding in the provincial Tax Court.

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

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company.

As of December 31, 2008, the Company recorded a provision of Ps. 33.5 million under the line item "Provisions for contingencies", determined according with the estimations of tax and interests to be paid as of such date, as an estimate of contingency which could be unfavourable to the Company.

However, the Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2008, the remaining balance of the sentence amounted to Ps. 50.1 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who will have to operate and maintain such assets. Therefore, the cost of the works was recorded under "Other liabilities", offsetting the provision mentioned above. As of December 31, 2008, the net provision amounted to Ps. 12.0 million.

e)

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

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. Based on the opinion of our legal advisors, the amount of the fine that may result from an eventual adverse sentence will not be greater than US$ 7.3 million. The Company believes that it has several legal instances to defend its position, and accordingly, as of December 31, 2008, TGS has not recorded any provision in respect of this proceeding.

f)

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

Petrobras Energía is TGS´s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Energía signed the renewal of the Technical Assistance Agreement for a three-year term.

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

As of December 31, 2008 and 2007, the outstanding balances corresponding to the Board of Directors’ compensations amounted to Ps. 78. The accrued amounts for such compensation for the years ended December 31, 2008, 2007 and 2006 were Ps. 1,313, Ps. 751 and Ps. 395, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2008 and 2007 is as follows:

	2008		2007
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	37	-	111	-
Petrobras Energía	7,573	2,680	4,558	2,034
Affiliates with significant influence:
Link	222	-	101	-
TGU	215	-	210	-
EGS	-	143	21	-
Other related companies:
PIFC	32,639	-	47,332	-
Área Santa Cruz II U.T.E.	786	-	307	-
Refinor S.A.	480	-	730	-
WEB S.A.	397	-	643	-
Total	42,349	2,823	54,013	2,034

The detail of significant transactions with related parties for the years ended December 31, 2008, 2007 and 2006 is as follows:

For the year ended December 31, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	31,760	36,133	21,504	5,122	31,264	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,050	-	-	-
EGS	-	-	51	-	-	-
Other related companies:
PIFC	-	752,957	-	-	-	-
Refinor S.A.	-	-	1,488	-	-	-
WEB S.A.	2,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,088	-	-	-
Total	34,284	789,090	27,181	5,122	31,264	122

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

TGU:

TGU is a company incorporated in Uruguay. This company renders operation and maintenance services to Gasoducto Cruz del Sur S.A. pipeline in the Uruguayan pipeline tranche. TGS holds the 49% of its common stock and Petrobras Energía holds the 51%.

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

	Year ended December 31,
	2008	2007	2006
Reconciliation of net income:
Net income under Argentine GAAP	175,091	147,508	358,022
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a.)	(4,237)	(1,774)	(425)
Intangible assets (Note 12.b. and g.)	-	(3,661)	(1,309)
Interest rate lock agreements (Note 12.g.)	-	(5,322)	(1,903)
Deferred income tax under US GAAP (Note 12.c.)	30,038	15,934	24,828
Non-current investment in unconsolidated affiliated companies (Note 12.d.)	154	(2,349)	199
Capitalized foreign exchange differences (Note 12.e.)	7,519	7,524	7,522
Discounted value of certain receivables (Note 12.f.)	-	-	(2,003)
Troubled debt restructuring (Note 12.g.)	-	61,696	22,060
Accounting for current investments (Note 12.h.)	(96)	-	(1,409)
Net income under US GAAP	208,469	219,556	405,582

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Earnings per share:	2008	2007	2006
Amounts under US GAAP	0.26	0.28	0.51
Earnings per ADS:
Amounts under US GAAP	1.31	1.38	2.55

	As of December 31,
	2008	2007
Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	3,072,728	2,929,547
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	3,857	8,094
Deferred income tax under US GAAP (Note 12.c)	(614,747)	(644,751)
Non-current investments in unconsolidated affiliated companies (Note 12.d)	(3,153)	(3,307)
Capitalized foreign exchange differences (Note 12.e)	(123,641)	(131,160)
Shareholders’ equity under US GAAP	2,335,044	2,158,423

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2008	2007
Shareholders’ equity under US GAAP as of the beginning of the year	2,158,423	1,935,498
Other comprehensive income	152	3,369
Distribution of cash dividends	(32,000)	-
Net income under US GAAP	208,469	219,556
Shareholders’ equity under US GAAP as of the end of the year	2,335,044	2,158,423

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and exchange differences amounting to Ps. 6,964, Ps. 5,053 and Ps. 2,622 for the years ended December 31, 2008, 2007 and 2006, respectively.

Under US GAAP, the Company applied the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”, which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under SFAS No. 34.

The US GAAP reconciling item represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 16,092 and Ps. 12,825 for the years ended December 31, 2008 and 2007, respectively) and (ii) computing interest capitalization in accordance with SFAS No. 34. net of its corresponding accumulated depreciation (Ps. 19,949 and Ps. 20,919 for the years ended December 31, 2008 and 2007, respectively).

b)

Intangible assets

Under Argentine GAAP and US GAAP, issuance costs of debts which were restructured in December 2004 were capitalized when they were incurred. Under Argentine GAAP, the unamortized issuance costs as of date of the debt restructuring were charged to expense. Under US GAAP, these unamortized costs were amortized during the term of the restructured debt until it was cancelled in June 2007, following the provisions contained in SFAS No. 15. The unamortized costs as of June 2007 were expensed.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)

Deferred income tax

During the years ended December 31, 2008, 2007 and 2006, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in SFAS No. 109, “Accounting for Income Taxes”.

However, as mentioned in Note 2.k), Argentine GAAP allowed companies to treat the difference between the price-level restated amount of property, plant and equipment and its historical basis as permanent differences, and the Company has followed this criteria.  Under US GAAP, the Company applies EITF 93-9, “Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes”, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the reconciling items, as appropriate.

On January 1, 2007, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its Financial Statements, uncertain tax positions that it has taken or expects to take on a tax return. This Interpretation requires that a company recognize in its Financial Statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the Financial Statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. As of January 1, 2007 and for the years ended December 31, 2008 and 2007, the Company has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.  No interest or penalties have been accrued as of January 1, 2007 and for the years ended December 31, 2008 and 2007.

The Company and its subsidiary file income tax returns only in Argentina due to the fact that taxable income was generated from Argentine companies. TGS is no longer subject to income tax examinations by tax authorities for years prior to 2002.

d)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity method investees. As a consequence of this assessment, the Company recognized a net gain / (loss) of Ps. 0.2 million, (Ps. 2.3 million) and Ps. 0.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized foreign exchange differences, the discount of certain receivables and the impairment of long-lived assets, as well as the application of SFAS No.109 for the recognition of income taxes.

e)

Capitalized foreign exchange differences

As discussed in Note 2.i), under Argentine GAAP, the Company capitalized the foreign exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expense amounted to Ps. 7.5 million for each year ended December 31, 2008, 2007 and 2006. Under US GAAP, such foreign exchange loss was charged to income every year.

f)

Discounted value of certain receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities and asset tax credit) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded an adjustment for Ps. 2.0 million in fiscal year 2006 over the nominal value of long term tax credits. Those adjustments were reversed for US GAAP purposes. In fiscal year 2006, under Argentine GAAP, the asset tax credit discount was reversed, in accordance with an accounting rule interpretation issued in 2006.

g)

Troubled debt restructuring

As mentioned in Note 6, on December 15, 2004, TGS concluded its debt restructuring process. Under Argentine GAAP the Company followed the provisions contained in TR No. 17 and, accordingly, recorded a Ps. 76.5 million gain on restructuring due to the forgiveness of default interest and a Ps. 20.1 million gain related to a decrease in interest rates applied retroactively as from January 1, 2004. In addition, the unamortized arrangement costs for the issuance of debt associated with Global Programs and debt issuance costs as of December 15, 2004 (amounted to Ps. 5.7 million) were expensed to the statement of income, as well as the unamortized losses related to interest rate lock agreement as of this date (Ps. 8.3 million).

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

h)

Accounting for current investments

Under  Argentine GAAP, the Company’s investments in government bonds and mutual funds have been value  at their respective fair value and private bonds at amortized costs. Unrealized gains and losses have been included in the statement of income.

Under US GAAP, the Company classified investment in government bonds as available for sale and valued them at market value with unrealized losses recorded in accumulated other comprehensive income / (loss), in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). As of December, 31, 2005 the Company had government bonds which were sold in 2006, expensing in such year the realized losses which amounted to Ps. 1.4 million.

Investments in mutual funds held until December 31, 2007 have been classified as trading securities which were reported at fair value with gains and losses reported in earnings. As a consequence of the TGS’ Board of Directors’ approval of the new financial investment policy in April 2008, the Company has classified its investments in mutual funds as of December 31, 2008, as available for sale valued at fair value with unrealized gains amounted to Ps. 0.1 million recorded in accumulated other comprehensive income / (loss).

TGS has classified its private bonds investments as held to maturity and are valued at their amortized costs.

During the years ended December 31, 2008, 2007 and 2006, the amortized cost basis of held to maturity securities were Ps. 34.1 million, Ps. nil and Ps. 120.1 million, respectively. Unrealized gains were Ps. nil, Ps. nil and Ps. 0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. These securities matured within the first quarter of the following year.

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

In 2007, under Argentine GAAP and US GAAP, the Company has recorded an impairment of Ps. 19.6 million in order to expense the total carrying amount of certain turbines as they became obsolete. No impairment losses have been recognized in 2008 and 2006.

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

In 2007, TGS recorded a long-lived asset impairment of Ps. 19.6 million to reflect the obsolescence of some turbines. Under Argentine GAAP, in accordance with the provisions contained in TR No. 9, this loss was charged to “Net financial results”. Under US GAAP, the long-lived asset impairment is presented as operating costs.

In 2008, under Argentine GAAP, TGS recorded revenues for Ps. 3.2 millions which collectibility was not reasonably assured. Therefore, an allowance for doubtful accounts for such amount was registered in 2008 and it was charged to selling expense. Under US GAAP, the Company followed the provisions stated by the Staff Accounting Bulletin (SAB) No. 104 “Revenue recognition”, which stated that if the revenue is not reasonably assured, the Company should not recognize it.

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

The following table summarizes the components of comprehensive income for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006

Net income under US GAAP	208,469	219,556	405,582
Other comprehensive income:
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income taxes of Ps. 1,863 and Ps. 666 at December 31, 2007 and 2006, respectively)	-	3,459	1,237
Forward exchange instrument fair value (net of income taxes of Ps. 48 and Ps. 48 at December 31, 2008 and 2007, respectively)	90	(90)	-
Unrealized gains and losses – Available for sale securities – (net of income taxes of Ps. 38 and Ps. 493 at December 31, 2008 and 2006, respectively)	62	-	916
Comprehensive income	208,621	222,925	407,735

Accumulated other comprehensive income / (loss) at December 31, 2008, 2007 and 2006, was as follows:

	2008	2007	2006
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	-	(90)	(3,459)
Unrealized gains and losses - Available for sale securities -	62	-	-
Accumulated other comprehensive income / (loss)	62	(90)	(3,459)

d)

Separate presentation of Shareholders’ equity components:

The following table presents the shareholder’s equity components under US GAAP:

	Year ended December 31,
	2008	2007	2006
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal reserve	190,597	183,222	165,321
Accumulated retained earnings / (deficit )	204,878	35,784	(165,871)
Accumulated other comprehensive income / (loss)	62	(90)	(3,459)
Shareholders' equity under US GAAP	2,335,044	2,158,423	1,935,498

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2008 and 2007, are the following:

	2008	2007
Deferred tax assets
Allowance for doubtful accounts	1,643	27
Present value other receivables	38	38
Provision for contingencies	22,948	16,838
Other provisions	1,082	869
Labor provisions	4,555	3,120
Foreign exchange loss generated by current investments	-	177
Total gross deferred tax assets	30,266	21,069
Deferred tax liabilities
Property, plant and equipment, net	692,442	722,446
Intangible assets	2,348	-
Foreign exchange gain generated by current investments	3,838	-
Current investments interests	232	-
Deferred revenues	622	683
Total gross deferred tax liabilities	699,482	723,129
Net deferred tax liability	(669,216)	(702,060)

As of December 31, 2008 and 2007, Ps. 26,196 and Ps. 21,069, respectively, were classified as current assets, and Ps. 695,412 and Ps. 723,129, respectively, were classified as non-current liabilities.

All income before income tax and related income tax (benefit) expense are from Argentine sources. Income tax expense / (benefit) for the years ended December 31, 2008, 2007 and 2006 consist of the following:

	2008	2007	2006
Current income tax expense	146,229	16,205	1,714
Deferred income tax (benefit) / expense	(32,878)	114,873	(4,651)
Income tax expense / (benefit)	113,351	131,078	(2,937)

Income tax expense / (benefit) computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense / (benefit) for the years ended December 31, 2008, 2007 and 2006 recorded under US GAAP as follows:

	2008	2007	2006
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	112,637	122,722	140,926
Permanent differences:
Change in valuation allowance	-	-	(144,549)
Tax adjustments and others, net	714	8,356	686
Income tax expense / (benefit)	113,351	131,078	(2,937)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	2008	2007
Current assets	855,580	704,242
Non-current assets	4,081,003	4,192,138
Total assets	4,936,583	4,896,380

Current liabilities	358,185	312,741
Non-current liabilities	2,243,353	2,425,215
Total liabilities	2,601,538	2,737,956
Minority interest	1	1
Shareholders’ equity under US GAAP	2,335,044	2,158,423

	2008	2007	2006
Net revenues	1,250,596	1,178,558	1,238,764
Cost of sales	(752,573)	(651,701)	(616,774)
Gross profits	498,023	526,857	621,990
Administrative expenses	(46,320)	(42,825)	(38,263)
Selling expenses	(13,018)	(7,059)	(6,439)
Operating Income	438,685	476,973	577,288
Other expenses, net	(15,624)	(2,594)	(731)
Gain / (loss) on related companies	1,357	(1,759)	(243)
Net financial results	(102,598)	(121,986)	(173,668)
Income before income tax	321,820	350,634	402,646
Income tax (expense) / benefit	(113,351)	(131,078)	2,937
Minority interest	-	-	(1)
Net income	208,469	219,556	405,582

g)

Disclosure about fair value of financial instruments

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements,” (SFAS 157) as it relates to financial assets and financial liabilities. In February 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008, except those that are recognized or disclosed at fair value in the Financial Statements on at least an annual basis. Also in February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13”, which states that SFAS No. 13, “Accounting for Leases,” (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations”, (SFAS 141) or SFAS No. 141 (revised 2007), “Business Combinations”, (SFAS 141(R)).

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies we use to measure different financial assets and liabilities at fair value.

Investments: include mutual funds traded in an active market. Closing stock prices are readily available from active markets and are used as being representative of fair value. TGS classifies these securities as level 1.

The following table presents our assets measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Net balance
(in million of pesos)
Mutual funds	34	-	-	34
Total	34	-	-	34

The Company did not measure any financial asset and liability using level 3 inputs.

On January 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115,” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value reported in earnings. TGS already records mutual funds at fair value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The adoption of SFAS 159 had no impact on the Financial Statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

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

As of December 31, 2008 and 2007, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The following table reflects the carrying amount and estimated fair value of the Company’s financial debt at December 31, 2008 and 2007:

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	(in million of pesos)
Long term debt	1,412	727	1,590	1,370

a)

Disclosure of capital lease information

The Company leases telecommunication equipment under capital lease agreements with a lease term of 60 months. Following is a summary of the assets under capital leases:

As of December 31, 2008
Original cost	23,152
Less:
Accumulated depreciation	(15,505)
Net leased property	7,647

At December 31, 2008 all lease payments for the above assets under capital leases were made.

b)

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

c)

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

	For the year ended December 31,
	2008	2007	2006
Cash and banks	268,577	2,816	6,583
Current investments	336,113	421,102	471,673
Less:
Mutual funds and other current investments	(34,101)	(150,826)	(230,425)
Cash and cash equivalents at the end of the year under US GAAP	570,589	273,092	247,831

	Years ended December 31,
	2008	2007	2006

Increase / (decrease) in cash and cash equivalents under US GAAP	297,497	25,261	(111,404)
Cash and cash equivalents at the beginning of the year	273,092	247,831	359,235
Cash and cash equivalents at the end of the year	570,589	273,092	247,831

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended December 31,
	2008	2007	2006
Cash flows provided by operating activities	677,295	721,474	568,830
Cash flows used in investing activities	(192,406)	(231,951)	(117,057)
Cash flows used in financing activities	(223,486)	(463,606)	(562,309)
Effect of foreign exchange rate changes on cash and cash equivalents	36,094	(656)	(868)
Increase / (decrease) in cash and cash equivalents	297,497	25,261	(111,404)
Cash and cash equivalents at the beginning of the year	273,092	247,831	359,235
Cash and cash equivalents at the end of the year	570,589	273,092	247,831

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2008, 2007 and 2006 are as follows:

	December 31,
	2008	2007	2006

Total interest under US GAAP	143,897	161,166	177,448

- Capitalized interest under US GAAP	(2,953)	(3,701)	(2,561)

Total Interest charged to net income under US GAAP	140,944	157,465	174,887

l)

Disclosure of revenues

Revenues generated by the current tariffs from the additional transportation capacity associated with the pipeline capacity expansion completed in August 2005 (mentioned in Note 7.b.) are reported on a net basis. Pursuant to EITF No. 99-19, the Company serves as an agent because the Company’s revenue generation is 80% of the total amounts billed to its clients and the remaining 20% is earned by the gas trust (representing Ps. 5.7 million for each of the fiscal years ended December 31, 2008, 2007 and 2006), with both of the parties bearing proportionally the risk of loss.

m)

Accounting pronouncements issued but not yet adopted

1.

Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for Financial Statements issued for fiscal years beginning after November 15, 2008, earlier adoption and, separately, comparative disclosures for earlier periods at initial adoption are encouraged. The Company will evaluate the impact of SFAS 161 on its Financial Statements.

2.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of Financial Statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411. The Company will evaluate the impact of SFAS 162 on its Financial Statements.

3.

Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60

In May 2008, the FASB issued SFAS No. 163 “Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60”. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how SFAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. SFAS 163 will be effective for Financial Statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of SFAS 163 will not have an impact on TGS’s Financial Statements.

4.

FSP No. FAS 157-2 “Effective date of SFAS No. 157”.

In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2,“Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the Financial Statements on a recurring basis, until fiscal years beginning after November 15, 2008.   The Company has not yet determined the impact that the implementation of FSP 157-2 will have on its non-financial assets and liabilities which are not recognized on a recurring basis; however, the Company does not anticipate the adoption of this standard will have a material impact on its Financial Statements.

5.

FSP. FAS 157-3 “Determination the fair value of a financial asset when the market for that asset is not active”.

In October 2008, the FASB issued FSP FAS 157-3, which clarifies the application of SFAS No. 157 in market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of FSP SFAS 157-3 had no impact on the Financial Statements.

6.

FSP No. FAS 142-3 “Determination of the useful life of intangible assets”.

In April 2008, the FASB issued FSP 142-3,“ Determination of the useful life of intangible assets” (“FSP 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 in order to improve the consistency between the useful life of recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R)  and other GAAP. FSP FAS 142-3 will be effective for Financial Statements issued for fiscal years beginning after December 15, 2008. The Company will evaluate the impact of FSP FAS 142-3 on its Financial Statements.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

a) Property, plant and equipment, net

	2008												2007	2006
	Cost					Depreciation								
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value	Net book value
Pipelines	3,358,476	-	-	14,507	3,372,983	805,530	-	81,699	(1) 2.2	887,229	-	2,485,754	2,552,946	2,548,999
Compressor plants	1,174,920	2,271	-	21,960	1,199,151	448,864	-	49,629	(1) 3.3 to 25	498,493	19,600 (2)	681,058	706,456	754,834
Other industrial plants	259	-	-	-	259	45	-	11	(1) 3.3	56	-	203	214	225
Stations of regulation and/or measurement of pressure	112,785	-	-	151	112,936	47,241	-	4,451	(1) 4	51,692	-	61,244	65,544	69,769
Other technical installations	17,245	-	-	-	17,245	12,970	-	1,498	(1) 6.7	14,468	-	2,777	4,275	5,668
Subtotal assets related to gas transportation service	4,663,685	2,271	-	36,618	4,702,574	1,314,650	-	137,288	-	1,451,938	19,600	3,231,036	3,329,435	3,379,495
Assets related to gas upstream service	120,595	378	-	751	121,724	66,516	-	7,020	2.2 to 25	73,536	-	48,188	54,079	52,548
Assets related to NGL production and commercialization service	490,079	-	-	58,941	549,020	279,597	-	29,096	(1) 5.9	308,693	-	240,327	210,482	222,672
Lands	5,627	-	-	-	5,627	-	-	-	-	-	-	5,627	5,627	5,627
Buildings and constructions	162,144	-	-	3,696	165,840	58,593	-	6,861	2	65,454	-	100,386	103,551	107,662
Fittings and fixtures in buildings	5,386	-	-	459	5,845	2,119	-	285	4	2,404	-	3,441	3,267	2,906
Machinery, equipment and tools	38,057	172	38	263	38,454	29,371	36	2,014	6.7 to 20	31,349	-	7,105	8,686	7,331
Computers and telecommunication systems	251,053	7	-	15,675	266,735	162,115	-	11,089	6.7 to 20	173,204	-	93,531	88,938	87,618
Vehicles	18,348	3,007	1,824	-	19,531	12,847	1,611	1,891	10 and 20	13,127	-	6,404	5,501	4,993
Furniture	13,051	-	-	12	13,063	11,451	-	171	10	11,622	-	1,441	1,600	1,801
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	46,112	-	7,519	(1) 4.2	53,631	-	123,641	131,160	138,684
Materials	106,636	40,978	24,483	(7,292)	115,839	650	-	-	-	650	-	115,189	105,986	87,411
Line pack	13,867	-	-	-	13,867	1,614	-	-	-	1,614	-	12,253	12,253	12,253
Works in progress	97,288	177,792	-	(109,123)	165,957	-	-	-	-	-	-	165,957	97,288	87,491
Advances to suppliers of property, plant and equipment	12,747	4,490	-	-	17,237	-	-	-	-	-	-	17,237	12,747	19,379
Total 2008	6,175,835	229,095	26,345	-	6,378,585	1,985,635	1,647	203,234		2,187,222	19,600	4,171,763		
Total 2007	6,005,957	189,061	19,183	-	6,175,835	1,788,086	257	197,806		1,985,635	19,600		4,170,600	
Total 2006	5,870,204	156,411	20,658	-	6,005,957	1,595,483	50	192,653		1,788,086	-			4,217,871

(1) See Note 2.i).

(2) Corresponding to the impairment of obsolete turbines (presented under "Net Financial Results"). TGS made a request to obtain ENARGAS approval for their retirement.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION
g) Foreign currency assets and liabilities

	2008				2007		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	64,079	3.413 [1]	218,702	US$	156	485
Investments, net	US$	88,489	3.413 [1]	302,012	US$	105,436	327,802
Account receivables, net	US$	32,665	3.413 [1]	111,486	US$	27,379	85,121
Other receivables	US$	2,028	3.413 [1]	6,922	US$	11,248	34,970
				639,122			448,378
NON CURRENT ASSETS							
Account receivables	US$	3,718	3.413 [1]	12,691	US$	4,324	13,443
Property, plant and equipment, net	US$	2,508	3.413 [1]	8,560	US$	2,167	6,737
	Euros	82	4.735 [1]	388	Euros	903	4,129
				21,639			24,309
				660,761			472,687
CURRENT LIABILITIES							
Accounts payable	US$	3,770	3.453 [2]	13,018	US$	9,026	28,423
	Euros	233	4.791 [2]	1,116	Euros	153	709
Loans	US$	4,035	3.453 [2]	13,932	US$	5,227	16,459
Advances from customers	US$	2,870	3.453 [2]	9,910	US$	1,848	5,819
				37,976			51,410
NON CURRENT LIABILITIES							
Loans	US$	405,000	3.453 [2]	1,398,465	US$	500,000	1,574,500
Advances from customers	US$	502	3.453 [2]	1,733	US$	2,231	7,025
				1,400,198			1,581,525
				1,438,174			1,632,935

[1] Buy exchange rate as of December 31, 2008.
[2] Sell exchange rate as of December 31, 2008.

US$: United States of America dollars