Form 20-F
period 2009-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2010-06-16
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

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

Financial Statements

The audited consolidated Financial Statements (our “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”) and the requirements of Argentina’s Comisión Nacional de Valores (the “CNV”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). For a description of the principal differences between Argentine GAAP and US GAAP see Note 12 to our Financial Statements. Our Financial Statements as of and for the years ended December 31, 2009, 2008 and 2007 were audited by Sibille (“KPMG”), the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity and independent registered public accounting firm, and as of and for the years ended December 31, 2006 and 2005, were audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.  The report of KPMG, dated June 16, 2010, related to our Financial Statements is included in this Annual Report.

Our Board of Directors decided to engage KPMG in the role of independent accountant, commencing with year 2007. The initial appointment of KPMG as independent accountant was approved by our Shareholders at a meeting held on April 12, 2007.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent accountant’s reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated Financial Statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Statement of Income Data:
Net revenues (1)	1,600,648	1,419,202	1,257,273	1,309,502	1,064,738
Operating income	561,517	431,432	490,019	570,130	442,897
Net financial expense	(212,120)	(98,531)	(193,495)	(189,043)	(209,072)
Net income before income tax	321,712	318,480	294,520	379,914	230,322
Net income for the year	178,380	175,091	147,508	358,022	217,507
Per Share Data: (2)
Net income per share	0.22	0.22	0.19	0.45	0.27
Net income per ADS	1.12	1.10	0.93	2.25	1.37
Balance Sheet Data:
Property, plant and equipment, net	4,123,410	4,171,763	4,170,600	4,217,871	4,274,721
Total current assets	1,468,040	829,384	683,173	711,841	720,262
Total non-current assets	4,151,150	4,203,940	4,318,511	4,427,401	4,476,968
Total assets	5,619,190	5,033,324	5,001,684	5,139,242	5,197,230
Total current liabilities	607,764	358,185	312,741	378,748	339,459
Total non-current liabilities	1,790,317	1,602,410	1,759,395	1,978,363	2,433,664
Total liabilities	2,398,081	1,960,595	2,072,136	2,357,111	2,773,123
Minority interest	1	1	1	2	-
Shareholders’ equity (net assets)	3,221,108	3,072,728	2,929,547	2,782,129	2,424,107
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress) (3)	161,398	229,095	189,061	156,411	171,530
Depreciation and amortization	209,444	204,768	198,923	192,887	197,575
US GAAP Information:
Net income	132,739	208,469	219,556	405,582	270,620
Shareholders’ equity	2,437,781	2,335,045	2,158,424	1,935,500	1,527,763
Net income per share (2)	0.17	0.26	0.28	0.51	0.34
Net income per ADS (2)	0.84	1.31	1.38	2.55	1.70

(1) Includes Ps. 669,440; Ps. 506,302; Ps. 509,501; Ps. 491,996 and Ps. 460,008 of gas transportation net revenues and Ps. 931,208; Ps. 912,900; Ps. 747,772; Ps. 817,506 and Ps. 604,730 of NGL production and commercialization and other services net revenues for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(2) Net income per share under Argentine GAAP and US GAAP have been calculated using the weighted average shares outstanding. Each American Depositary Share (“ADS”) represents five shares.

(3) Represents additions to property, plant and equipment. For more information, see Note 3 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

Dividends

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual Financial Statements and must be approved by a Shareholders’ Meeting as described below. Since 2005, we have paid dividends in the amount of Ps. 32.0 million in May 2008, Ps. 30.0 million in April 2009 and Ps. 30.3 million in April 2010.

Our Board of Directors regularly submits our Financial Statements for the preceding year, together with reports thereon by the Supervisory Committee, to the Shareholders at the Annual Ordinary Shareholders’ Meeting for approval. Under the Argentine Commercial Companies Law No. 19,550 (the “Commercial Companies Law”), this Ordinary Shareholders’ Meeting must be held to approve the Financial Statements and determine the allocation of our net income for such year. Under the Commercial Companies Law, the Shareholders are required to allocate a legal reserve equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) "Common stock nominal value" plus (ii) "Cumulative inflation adjustment to common stock", as shown on our Consolidated Statement of Changes in Shareholders’ Equity (the "Adjusted Common Stock Nominal Value"). However, if the aggregate legal reserve falls below 20% of the Adjusted Common Stock Nominal Value, we must restore the legal reserve before paying any dividends. The amount represented by the legal reserve is not available for distribution as dividends. At the Ordinary Shareholders’ Meeting held on April 16, 2010, our shareholders approved an increase in the legal reserve to Ps. 208.3 million, which represents 10.74% of the Adjusted Common Stock Nominal Value. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the Shareholders’ Meeting. Dividends must be paid within 30 days of their declaration. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our ordinary shares. We may pay dividends as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in our new debt obligations issued on May 14, 2007 (the “New Debt Obligations”))) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the New Debt Obligations)) would be less or equal to 3.75:1 (see “Item 10. Additional Information—C. Material Contracts—New Debt Obligations”).

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December, 2009	3.8270	3.7950	3.8058	3.8000
January, 2010	3.8350	3.7940	3.8038	3.8350
February, 2010	3.8630	3.8320	3.8504	3.8590
March, 2010	3.8780	3.8550	3.8627	3.8780
April, 2010	3.8880	3.8690	3.8761	3.8880
May, 2010	3.9290	3.8880	3.9025	3.9290
June, 2010 (through June 10)	3.9300	3.9160	3.9216	3.9190

Year ended December 31,
2005	3.0400	2.8590	2.9236	3.0320
2006	3.1070	3.0300	3.0747	3.0620
2007	3.1800	3.0580	3.1158	3.1490
2008	3.4530	3.0140	3.1586	3.4530
2009	3.8540	3.4490	3.7318	3.8000

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 10, 2010, the reported exchange rate was Ps. 3.919=US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because approximately half of our revenues were peso-denominated for the three-month period ended March 31, 2010 and our primary assets are based in Argentina while substantially all of our liabilities and capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a sociedad anónima and all of our operations and operating assets are located in Argentina. Approximately half of our revenues were peso-denominated for the three-month period ended March 31, 2010. Conversely, all of our indebtedness is U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina and on the exchange rate between the peso and the U.S. dollar. As further described below, toward the end of 2008 and in 2009, the performance of the Argentine economy reflected the negative effects of the international economic and financial crisis, principally through a decrease in exports as a result of lower commodities prices and lower volumes, which led to a substantial reduction in Argentina’s annual rate of growth as measured by its gross domestic product (“GDP”). In particular, we had been significantly affected by the lower propane and butane (“LPG”) and natural gasoline international prices (though they have partially recovered in 2009) and the increasing local currency devaluation. These conditions have adversely affected, and may continue to adversely affect, our financial condition and results of operations and our ability to make payments of principal and/or interest on our financial indebtedness.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation, and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political and economic crisis. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on us and our net borrowing position, substantially all of which was denominated in U.S. dollars, (ii) the pesification, at a rate of Ps. 1 to US$1, of our U.S. dollar-denominated gas transportation tariffs, (iii) our default on our financial indebtedness and (iv) the elimination of tariff adjustments for public utilities based on non-Argentine indexes or other indexation methods. From 2003 until the third quarter of 2008, the Argentine economy experienced a significant recovery and growth. The Argentine economy started slowing as of the third quarter of 2008, as a consequence of the international economic crisis. Despite the current signs of recovery in Argentine economic activity, recent negative economic events occurring in Greece and other European countries could adversely affect any such recovery.

In December 2008, the Argentine government enacted a law pursuant to which approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) were transferred to the government-run social security agency (“ANSES”), resulting in a decline in liquidity in the local capital markets, which may further limit the sources of financing for Argentine companies, including us.

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

The significant peso devaluation during 2002 adversely affected our results and financial position. All of our financial debt is denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law, however, limited our ability to mitigate the impact of the peso devaluation. Particular aspects of the regulatory framework that adversely affected us included the pesification of our tariffs at a rate of Ps. 1 to US$1 compared with an exchange rate, as of May 31, 2010, of Ps. 3.929 to US$1, regulatory issues related to the renegotiation of our tariffs, new taxes and other restrictions on exports of LPG.

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

At May 31, 2010, the total amount of principal and interest under our consolidated U.S. dollar-denominated indebtedness was the equivalent of US$386.1 million.

Substantial inflation has occurred since the repeal of the Convertibility Law and could continue in the future, resulting in a material adverse effect on our results of operations and financial condition.

In the past, inflation has undermined the Argentine economy and the government’s ability to stimulate economic growth. Argentina experienced significant inflation in 2002, with cumulative changes in the Consumer Price Index (“CPI”) of 42.8% and in the Wholesale Price Index (“WPI”) of 118.2%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of public utility rate (“tariff” or “rate”) adjustments and the large drop in demand resulting from the severe recession.

During 2004 to 2008, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity, which applied upward pressure on the demand for goods and services. The rate of inflation evolved as follows:

	December 31,
	2009	2008	2007	2006	2005	2004
	(annual % change)
WPI	10.0	8.8	14.4	7.2	10.6	7.9
CPI	7.7	7.2	8.5	9.8	12.3	6.1

At the end of January 2007, the Instituto Nacional de Estadística y Censos (“INDEC”), which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, experienced a process of institutional reforms, following which, some private analysts have disagreed with the official inflation data (and other economic data affected by inflation data, such as poverty and GDP estimates) published by INDEC.

The unpredictability of Argentina’s inflation rate makes it impossible for us to foresee how our business and results of operations may be affected in the future by inflation. Continued inflation in Argentina without a significant increase in our tariffs would have a material adverse effect on our business, results of operations and financial condition.

Argentina’s ability to stimulate sustained economic growth, appease social unrest and repay its debt may depend on external financial assistance and the Argentine government’s access to international capital markets, which has been limited and may continue to be limited in the future.

In 2001, as a result of the suspension of lending arrangements with Argentina by the International Monetary Fund (“IMF”) and Argentina’s default on approximately US$65.4 billion of its then-outstanding sovereign debt, international rating agencies downgraded the rating of Argentina’s sovereign debt to default status. The Argentine government launched a process to restructure its sovereign debt on January 14, 2005, and, on March 18, 2005, announced that 76.15% of its bondholders had accepted the restructuring offer. The Argentine government issued new bonds to the accepting holders in April 2005 and paid overdue interest accrued from December 2003. In addition, on December 15, 2005, the Argentine government announced the early payback of its debt to the IMF, and on January 3, 2006, a disbursement was made by the Argentine government for an amount of US$9.5 billion.

Several legal actions have been filed in the U.S., Italy and Germany by holders of Argentina’s sovereign debt who did not participate in the restructuring, which delayed settlement of the exchange offer associated with the restructuring. A judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s ability to stimulate sustained economic growth.

In addition, in September 2008, the Argentine government announced its intention to repay its defaulted debt of more than US$ 6 billion granted by the Club of Paris. However, since the global crisis deepened in late 2008, the Argentine government has not made substantial progress in repaying this debt.

A critical problem for Argentina is its inability to finance itself in either the international or local capital markets, a problem worsened by its increasing fiscal deficit. For this reason the Argentine government has announced a new offer to holdout bondholders in order to take a step towards increasing access to international capital markets, another financing source in addition to the BCRA (mainly through the use of international reserves), the ANSES and other public-sector entities.

There can be no assurance that the Argentine government will not default on its debt obligations in the future. Such a default would limit the sources of financing available for Argentine companies, including us.

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

The Argentine financial market and economy may be adversely affected by the economic and financial global crisis

In 2008, the economy of the United States of America entered into a recession as a result of, in part, the mortgage market crisis. This financial crisis quickly spread to other developed countries, affecting (i) their financial markets through the steep decline in financial assets prices (including oil and other commodities) and (ii) their real economies, generating recessions and unemployment rate increases. The Argentine economy showed signs of weakness: a significant fall in both trade and fiscal surpluses; lower economic activity; workforce suspensions and dismissals; and local currency devaluation. However, since 2009, economic conditions have showed signs of improvement in Argentina driven principally by higher agricultural commodity prices and the growth of some industries. Even though the economy of the United States has improved in some respects, the European Union continues to experience economic instability.

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

All of our net revenues from our gas transportation segment (which represented approximately 42% and 36% of total net revenues during 2009 and 2008, respectively) are attributable to public service contracts, which are subject to Argentine government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”). Prior to the passage of the Public Emergency Law, our tariffs were stated in dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00=US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts. Little progress has been made to date in our renegotiation process with UNIREN. On October 9, 2008, we signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase are required to be deposited in a trust fund until they are applied to carry out an investment plan for improvements in our pipeline system. As of December 31, 2009, over 90% of the investment plan has been executed using our working capital.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. We will bill this tariff increase to our clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. We cannot offer any assurance as to when ENARGAS will publish the schedule and set the methodology. The transitional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government.

According to the transitional agreement, we should reach an agreement with the UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Emergency Law on December 31, 2011. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial 20% tariff increase), which addresses the license renegotiation and the overall tariff revision. As of the date of the issuance of this Annual Report, we are still evaluating the terms of this proposal and negotiating with the UNIREN.

Notwithstanding this tariff increase, a delay in the application of the integral license renegotiation or any failure of the Argentine government to comply with the terms of the renegotiated license could materially adversely affect the profitability of our gas transportation segment.

In addition, because the lack of a tariff adjustment has also affected some gas distribution companies, which are our main clients in the gas transportation business segment, their economic and financial conditions have been adversely affected. Therefore, if the distribution companies do not reach an agreement with the Argentine government on the tariff adjustment it could materially adversely affect the collectability of our gas transportation revenues.

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

▪

the profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contract with UNIREN. In spite of the transitional agreement reached, mentioned above, and the proposal made by the UNIREN, we cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License or the tariffs for our public service contract. The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2011.

Even if our public service contract is renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

Enron Corp. (“Enron”), the former parent corporation of certain shareholders of Compañía de Inversiones de Energía S.A. (“CIESA”), our controlling shareholder, has filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Argentine government under the Bilateral Investment Treaty between the United States and Argentina (the “Claim”). We understand that the claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Argentine government to pay US$106.2 million to Enron. In two similar claims, the Argentine government is seeking the annulment of the awards in favor of the claimants. The continued pursuit of such claim by Enron has adversely affected the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

The proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, including Enron and its affiliates, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments that were not applied in 2000 and 2001. Additionally, the proposal would require us to hold the Argentine government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected. Ponderosa Assets L.P. (“Ponderosa”), the entity holding the Claim, has indicated that it would only consider waiving the Claim, if it receives what it considers to be fair compensation.

Even if our shareholders and CIESA’s shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed. Other similarly situated public utility companies have complied with the UNIREN requirement. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies has been significantly delayed.

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

Specifically, distribution companies have been prohibited from passing through price increases to consumers. Producers of natural gas, therefore, have had difficulty implementing wellhead gas price adjustments since 2002, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been high enough to meet the increasing demand. Likewise, the elimination of tariff adjustments for transportation companies has caused transportation companies to suffer a decrease in their profitability.

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

In 2005, a trust fund was created to carry out the expansion of the San Martín pipeline, which was completed in August 2005 and resulted in a transportation capacity increase of 102 MMcf/d. In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out a second, significantly larger expansion of the gas pipeline system. This second expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d and has been financed by the shippers who subscribe to the additional capacity and by natural gas producers. As of December 31, 2009, 166 MMcf/d of the second expansion project had already been completed and become operative, and in March 2010, the construction of a new pipeline in the Magellan Strait was completed, which is important to ensuring adequate supply for the additional capacity provided by the second expansion. Currently, the construction schedule for the second expansion provides for a total additional capacity of 247 MMcf/d to be completed by the end of 2010.  The schedule for construction of the remaining 131 MMcf/d of the second expansion has not been settled yet.

Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future expansion projects will not have such adverse effects.

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

During the winter of 2007, natural gas production could not meet the demand, which was higher than in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather recorded during this season. At no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles in a first rank of priority during the emergency without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. During the winters of 2008 and 2009, the natural gas demand from the residential segment was lower than in 2007 as a direct consequence of the warmer weather recorded in this period, while a higher demand from the industrial and electric power plants sectors was observed. Although the natural gas supply shortage did not generate a bottleneck in the transportation capacity for meeting the total demand from the system, the Argentine government imposed restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas (“CNG”) stations and industries connected to the distribution network.

Although neither our results of operations nor financial condition were materially adversely affected by the transportation service interruptions in 2008 and 2009 described above, we cannot assure you that similar interruptions will not in the future materially adversely affect our results of operations or financial condition.

Our NGL production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquén and Austral natural gas basins, which flow and caloric power are subject to risks that could materially adversely affect our NGL business segment. Gas arriving from the Neuquén basin has declined in quality since 2009.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. There is some risk that natural gas production will continue to decrease in the future and that new exploration will not compensate for such decline, which will adversely affect our NGL business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of NGL we produce. In addition, since 2009, the quality of natural gas injected from the Neuquén basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, impacting negatively on its level of production.

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

In addition, as discussed in the preceding risk factor, actions taken by the Argentine government during the winter periods of 2007, 2008 and 2009 resulted in natural gas being redirected away from certain users, including the Cerri Complex.  During the winter of 2007, processing at the Cerri Complex was interrupted for 27 days, not including days with partial interruptions. As a result, NGL production in 2007 was the lowest in the last six years. In 2008 and 2009, the Cerri Complex suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas (“LNG”) regasification tanker. In the future, we could suffer natural gas supply interruptions as a result of unusually cold weather, falling natural gas reserves, or other factors beyond our control, and such interruptions could materially adversely affect our NGL business (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below).

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

As a result of the deterioration of our gas transportation segment and the significant increase in international prices of LPG and natural gasoline, operations relating to NGL production and commercialization have represented more than 50% of our total net revenues since 2003. In 2008, the international market for NGL remained favorable throughout most of the year, and even hit historical highs. However, prices fell dramatically in the last quarter of 2008 as the result of the international financial crisis. In 2009, even though annual average international prices of LPG and natural gasoline fell between 30% and 40% relative to 2008, international prices as of March 31, 2010 were higher by more than 100% compared to the lowest prices registered in the last quarter of 2008.

Any additional significant decline in international prices of LPG or natural gasoline may materially adversely affect our results of operations and financial condition.

A significant increase in the price of natural gas may adversely affect the profitability of the NGL production and commercialization business segment.

The cost of NGL production and commercialization for our own account (see “Item 4.— Our Information—B. Business Overview—NGL Production and Commercialization” below) may increase significantly, as a consequence of the natural gas price deregulation since March 2006, tariff surcharges (see “Item 4.— Our Information— B. Business Overview—Gas Transportation—The Argentine Natural Gas Industry—Historical Background” below) and decreasing natural gas production, especially from the Neuquén basin. Because we extract and market a significant quantity of NGL for our own account, an increase in Argentine natural gas prices may have the effect of increasing our costs, and reducing our profit from this business segment.

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

Demands by labor unions could materially adversely affect our business and results of operations.

In recent years, in an increasingly inflationary environment, the Argentine oil industry unions have been able to use strikes in order to negotiate better working conditions and salaries. As a result, gas industry unions have argued for higher salary increases in order to reduce the salary gap between workers in the oil and gas industries. These demands may result in increased labor costs, causing a reduction in the profitability of our businesses. Our operations may also be materially adversely affected if we are not able to satisfy the union demands and the unions decide to go on strike (see “Item 6.— D. Employees” below).

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

CIESA defaulted on its debt on April 22, 2002. On September 1, 2005, CIESA, its shareholders and its creditors executed a restructuring agreement (the “Restructuring Agreement”). In January 2009, Ashmore Energy International Limited (currently “AEI”), which claimed to be the only holder of the notes (Obligaciones Negociables) issued by CIESA, announced its decision to terminate the Restructuring Agreement. On January 28, 2009, CIESA commenced a legal action in the Supreme Court of the State of New York, County of New York (the “New York Court”) seeking a judicial declaration that any claim by AEI against CIESA arising in connection with the bonds issued by CIESA in 1997 is time-barred because the statute of limitations period pertaining to any such claim has expired under New York law (see “Item 4.— Our Information—A. Our History and Development—General” below).

TGS is not a party to either action, but the outcome of this litigation, or any related settlement, could affect control of TGS.

As a consequence of the enactment of Law No. 26,425 in December 2008, which established the nationalization of the social security system, the AFJPs transferred to the ANSES their respective TGS shareholdings, representing more than 20% of TGS’s common stock. Thus, the ANSES has become the main minority shareholder of TGS. ANSES may be subject to the investment rules, prohibitions and restrictions that were applicable to the Argentine private pension funds under the former retirement savings system, including Sections 75 and 76 of Law 24,241, which limited the voting rights of private pension funds in shareholders’ meetings to 5% of the relevant company’s votes. ANSES disputes whether these rules, prohibitions and restrictions apply to it and at the Ordinary Shareholders’ Meeting held on April 16, 2010, ANSES requested that we permit it to and we permitted ANSES to, vote for the total shares it owned as of the date of the meeting.

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

We are currently the largest transporter of natural gas in Argentina, delivering approximately 61% of the  total gas transported in Argentina, through 5,500 miles of pipeline, of which we own 4,713 miles. Substantially all of our transportation capacity, approximately 2.6 Bcf/d in 2009, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented approximately 42% and 36% of our total net revenues in 2009 and 2008, respectively.

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

We are also the largest processor of natural gas and one of the largest marketers of NGL in Argentina. We operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where NGL are separated from gas transported through our pipeline system and stored for delivery. Our NGL production and commercialization business is not subject to regulation by ENARGAS, and revenues from this segment represented approximately 50% and 57% of our total net revenues during the years ended 2009 and 2008, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining shares of our common stock. CIESA is owned 50% by Petrobras, 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, (“the Trust”), and the remaining 10% by EPCA.

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, the principal, the last interest installment, and  the cap and collar of its interest rate agreements.

In April 2004, Petrobras Energía S.A. (“Petrobras Energía”) and Enron, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, ENARGAS approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to a newly created trust, and (b) Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class “B” common shares of TGS, representing 7.35% of TGS’s capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

The Restructuring Agreement signed on September 1, 2005 among CIESA, Petrobras Energía, Petrobras Hispano Argentina S.A., EPCA, the Trust and its creditors contemplated the terms and conditions of the second stage of CIESA’s restructuring process, which was to be completed once the appropriate approvals were obtained from CNV, ENARGAS and Comisión Nacional de Defensa de la Competencia (“CNDC”).

On January 9, 2009, while approval of the Restructuring Agreement was pending before government bodies, AEI - the only self-declared holder of the corporate bonds issued by CIESA in 1997 - notified CIESA its election to terminate the Restructuring Agreement.

On January 28, 2009, CIESA brought an action (the CIESA´s Action) in New York state court seeking a declaratory judgment that any action initiated by AEI against CIESA in connection with the corporate bonds is barred by the statute of limitation, requesting an injunction for strict performance of the Restructuring Agreement and requesting damages for unlawful termination of the agreement by AEI.

In February 2009, AEI filed a bankruptcy petition against CIESA in the Courts of Argentina in connection with its financial debt. In October 2009, the Court of Appeals (Sala C de la Cámara de Apelaciones en lo Comercial de la Capital Federal) denied the bankruptcy petition lodged by AEI.

By means of a decision dated April 12, 2010, the court in New York decided to exercise jurisdiction over CIESA’s request to hear both the main issues raised against AEI in connection with the statute of limitations of the notes issued by CIESA in 1997 and those matters raised alternatively. On May 13, 2010, AEI filed an answer to CIESA´s Action and a counterclaim against CIESA seeking the payment of CIESA’s financial debt. This counterclaim is also against Petrobras Energía and Petrobras Hispano Argentina S.A. seeking a compensation for damages, alleging that Petrobras Energía and Petrobras Hispano Argentina S.A. have the control of CIESA and that Petrobras Energía and Petrobras Hispano Argentina S.A. acted in their own advantage in an effort to defraud AEI. As of the date of the issuance of this Annual Report there are no other Court decisions related to this matters.

Capital expenditures

During the last three years, our aggregate capital expenditures amounted to approximately Ps. 579.4 million. Such capital expenditures include Ps. 139.4 million related to our gas transportation system expansions which were carried out under prepayment schemes, Ps. 251.6 million related to improvements to our gas transportation system, Ps. 109.5 million related to NGL production and commercialization activities and Ps. 78.9 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

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

Additionally, during 2008, Aluar subscribed 35 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of roughly Ps. 111 million. The related works consisted of the installation of loops along the San Martín pipeline and their financing was completed during 2009 through the advance payment for service from our customers.

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

Gas transportation services accounted for approximately 42%, 36% and 41% of our total net revenues in 2009, 2008 and 2007, respectively. In 2009, approximately 96% of our average daily gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below). Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2009, the amount of net revenues derived from firm transportation contracts was approximately Ps. 617.2 million, representing 92% of the total net revenues for the gas transportation segment. Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into predominantly with four gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have firm or interruptible contracts (see “Regulatory Framework—Industry Structure” below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 5.3 million end-users, including approximately 3.5 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGas S.A. (“MetroGas”), BAN, Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These distribution companies serve in the aggregate approximately 68% of the distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2009, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in million)	% of deliveries received from us
MetroGas (1)	265.4	25%	2.2	90%
Camuzzi Pampeana (1)	167.6	16%	1.2	98%
Camuzzi Sur	160.1	15%	0.5	100%
BAN (1)	127.8	12%	1.4	70%
		68%	5.3

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, at December 31, 2009, 2008 and 2007, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	December 31,
	2009		2008		2007
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)
MetroGas	777	180.2	777	178.0	777	176.9
Camuzzi Pampeana	452	85.6	452	89.2	452	86.3
BAN	346	68.1	346	70.5	346	68.6
Camuzzi Sur	378	21.1	374	20.5	371	20.6
Petrobras Energía	131	40.9	155	31.8	155	28.5
Others	558	221.3	484	85.3	466	84.8
Total firm	2,642	617.2	2,588	475.3	2,567	465.7
Interruptible and others:		52.2		31.0		43.8
Total	2,642	669.4	2,588	506.3	2,567	509.5

Step-down Rights. We are required by the ENARGAS to grant all shippers of natural gas step-down rights, which permit the shippers to reduce some of their committed capacity in the zones where, as a result of open bidding, new shippers of natural gas subscribed for firm transportation capacity, so long as we do not suffer any economic harm. ENARGAS’s intention is to promote more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands. These rights have not been exercised by any clients yet. In case they are exercised, the associated revenue reduction will be compensated by the revenue increase generated by the new firm transportation contracts resulting from the open bidding.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2009, 2008 and 2007:

	December 31,
	2009	2008	2007
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGas	678	692	710
Camuzzi Pampeana	357	371	364
Camuzzi Sur	279	268	261
BAN	268	275	297
Others	519	484	431
Subtotal firm	2,101	2,090	2,063
Subtotal interruptible	95	138	166
Total	2,196	2,228	2,229
Average annual load factor(1)	79%	86%	87%
Average winter heating season load factor(1)	86%	85%	93%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2009, as in every year, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our endeavor was reflected in a compressor availability average of 97.2% and our record deliveries average of 2.8 Bcf/d during the three-day peak. In this effort, we actively cooperated with the connection of the natural gas re-gasifying tanker (hired through Energía Argentina S.A. (“ENARSA”) and discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

Pipeline Expansions.

In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License is still pending) and a growing gas demand in all segments of the Argentine economy, the Argentine government established in April 2004 - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS - the framework for the creation of a trust fund (the “Gas Trust”) aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 102 MMcf/d. The expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the expansion (including Value Added Tax, “VAT” in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 23 million. This amount is expected to be fully repaid at the end of the license period.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system which will increase the capacity of our transportation system by 378 MMcf/d. In December 2006, the gas trust fund contracts for the second expansion were signed, and we entered into an agreement under which we will manage the expansion project.

Ownership of the works of the second expansion lies with a gas trust fund and the investment is financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The costs of the works are being repaid with a new tariff charge that is ultimately  paid by the users with firm transportation contracts, other than residential users. In addition, as the works come into service, we take charge of their operation and maintenance and the rendering of firm transportation services. For these services, we are paid a monthly Charge for Access and Use (“CAU”). The CAU is less than the transportation tariff because we were not required to make any investment in the construction of this pipeline expansion.

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Magellan Strait, which will permit the transportation of natural gas from the Austral basin. This new pipeline in the Magellan Strait has a length of 24 miles and a transportation capacity of 600 MMcf/d. This work required the technical support of Petrobras (under the scope of the Technical Assistance Agreement – See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Agreement” below), which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A. This project was completed in March 2010. The completion of this pipeline, which was technically challenging, was in itself a significant and strategic undertaking for Argentina. Development of this pipeline will support ongoing expansion of the Argentine economy and growing energy demand through the development of domestic reserves.

Under our management agreement signed in December 2006, we billed Ps. 50 million as consideration for the services to be rendered for 247 MMcf/d of the second expansion. As of December 31, 2009, we have collected Ps. 10.6 million plus VAT and have an account receivable of Ps. 39.8 million (VAT included).

Additionally, we are negotiating, with the ENARGAS and the trustee of the gas trust funds, the terms and conditions (other than the tariff which was set by the ENARGAS in 2008) under which we will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 247 MMcf/d. Also, we are currently negotiating an amendment of our management agreement in order to include management services associated with the remaining portion of the second expansion, which will increase the transportation capacity of our system by 131 MMcf/d.

As of December 31, 2009, 166 MMcf/d of the second expansion project (of a planned total of 378 MMcf/d) had already been completed and become operative. Currently, the construction schedule for the second expansion provides for a total additional capacity of 247 MMcf/d (including the previously completed 166 MMcf/d) to be completed by the end of 2010. The schedule for construction of the remaining 131 MMcf/d of the second expansion has not been settled yet.

Additionally, as we described above, in 2007 and 2008, we completed work on an expansion of our pipeline system (see “– Our history and development – General”), in order to meet new firm transportation requirements subscribed by Aluar and certain gas producers.

System Improvements. In 2009, 2008 and 2007, we made capital expenditures in the aggregate amount of approximately Ps. 52.1 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines in accordance with Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports, we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; and in the previous five years we have not had significant ruptures in our system’s pipeline.

We conduct hydrostatic tests of our pipelines in order to identify any Stress Corrosion Cracking (“SCC”) that may occur. These tests traditionally require interruption of gas transportation service for approximately one month, but currently, this is impracticable due to high gas transportation demand. Therefore, we instead use an internal inspection tool developed by a Russian supplier. Specifically, during 2009 we carried out the inspection of 103 miles of Neuba I pipeline, without detecting significant SCC.

We also carry out internal inspection of the pipeline to detect external corrosion, through the use of high resolution inspection devices, which are called smart pigs. These tools are run by a European supplier under a services agreement that will expire in 2011. When high levels of external corrosion are detected, we proceed to recoat or replace the affected pipeline section, depending on the level of deterioration. In 2009, we carried out internal inspections of 298 miles of pipeline, which resulted in the recoating of 11 miles of pipeline.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods. The Settlement Agreement, mentioned in “—Our History and Development—General”, includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Energía. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. Since that date, Petrobras Energía has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards. In November 2008, we and Petrobras Energía approved the renewal of the Technical Assistance Agreement for a three-year term, expiring on December 28, 2011.

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

In order to increase the production of natural gas, the Argentine government launched the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices. In 2009 several projects have been presented by hydrocarbon producers to the Argentine Energy Bureau.

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

The graphic below illustrates the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the year ended December 31, 2009, the most recent year for which such information is available:

Source: ENARGAS

A sharp increase in natural gas demand occurred, starting in 2002, as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2008. As a result, natural gas became, by far, the cheapest fuel in Argentina and there are high rates of substitution of natural gas for other fuels in industry, power plants and vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The Argentine government has decided to play a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas:

•

creation of ENARSA in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the gas transportation and electricity industries;

•

construction of a new pipeline which may connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region;

•

hiring of a re-gasifying LNG tanker through ENARSA to inject natural gas into the pipeline, with an average of 208 MMcf/d and 145 MMcf/d in 2009 and 2008, respectively;

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

•

importation of natural gas from Bolivia, electricity from Brazil and Uruguay, and fuel oil and gas oil from Venezuela and others countries - the latter as an alternative fuel to natural gas - and to reduce natural gas exports to Chile;

•

completion of the expansion work at the Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant;

•

creation of the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices;

•

construction of two thermal power plants financed by the Argentine government and construction of power plants; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance gas and electricity expansions.

In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License was still pending) and a growing gas demand in all segments of the Argentine economy, the Argentine government established in April 2004 - through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS - the framework for the creation of gas trusts aimed at providing an alternative process for financing the expansion of the national gas transportation system. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” above for current expansion projects in progress.

The Argentine government, through the national company ENARSA, is currently assessing the advisability of building two liquefied natural gas regasification plants (in the province of Buenos Aires and in Uruguay) intended to cover the natural gas market deficit. In the meantime, since 2008, ENARSA has contracted a liquefied natural gas regasification ship, which allows the injection of natural gas into the pipeline in order to cover the higher demand in the winter season. In 2009, 27.6 billion of cubic feet of natural gas were injected into the pipeline from the ship, representing an average of 208 MMcf/d. ENARGAS assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship to the existing transportation pipeline.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 67% of the gas transported by our system in 2009 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 2008, production in 2008 (the last year for which information is available) and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(1)(2)	Production 2008	Reserve Life(3)
		Bcf	Bcf	(years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	5,551	1,039	5
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	3,671	322	11
Golfo San Jorge	Chubut, Santa Cruz (north)	1,327	175	8
Cuyo	Mendoza (north)	12	2	6
Noroeste	Salta, Jujuy, Formosa	1,960	243	8
Total		12,521	1,781	7

 (1)

Estimated as of December 31, 2008. There are numerous uncertainties inherent in estimating quantities of proven reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at 2008 production levels.

Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. However, in recent years, its proved gas reserves have been decreasing sharply as new gas reserves have not been found in order to replace the natural gas produced. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 64% was transported by us and approximately 36% by TGN for the year ended December 31, 2009.

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

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Act, ENARGAS is required to be governed by a Board of Directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Congress. However, since 2004 ENARGAS has been governed by three directors who were not confirmed by the Argentine Congress and, currently, ENARGAS is administered by an inspector appointed by the Executive Branch through Decree No. 571/07. Executive Branch intervention is due to investigation of ENARGAS’ possible involvement in alleged improper payments made by a sub-contractor hired by a third party engaged by the Gas Trust in connection with the construction of a portion of the 2005 expansion project.

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

At the end of May 2007, due to a rise in demand resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under this resolution for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. We have not received any judicial claims from any of our firm transportation clients as of the date of issuance of this Annual Report.

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

In order to comply with this policy, since February 2008, the gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, the MPFIPyS and the ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volume among the different types of consumers by interrupting the natural gas exports and the supply to certain large industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

During the winter of 2009, our gas pipeline system satisfactorily met the demand for natural gas mainly due to the use of ENARSA gas provided to our transportation system under the Total Energy Program. This regasified natural gas injected into the system from the LNG regasification tanker located in the Bahía Blanca Port.

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

Our License was granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Act provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Act, related regulations and our License, the renewal could be granted by the Executive Branch. ENARGAS would have the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Act requires that a new competitive auction be held for the license, in which we would have the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Argentine government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

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

Source:  ENARGAS Resolution No. 2,496/02 (gross receipts tax is not included in such transportation rates)

The CAU is a charge created by the ENARGAS for the purpose of compensating TGN and TGS for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the gas trusts and us since 2007. This charge is paid by the clients which required the additional transportation capacity and is set by the ENARGAS. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions”.

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

Since January 1, 2000, however, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit started to determine the legality of tariff adjustments through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustments to reflect PPI—which was legitimate according to the regulatory framework agreed upon in the privatization—had become unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and, since 2002, we have discontinued such accrual.

The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2011.

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

In June and November 2005, we received two proposals from UNIREN which were in line with the previous one. These proposals also established, as an additional condition, the Company’s, and our shareholders’, abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. We responded to the proposals by declaring that the original 10% increase was insufficient. We did commit not to make any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement is reached. Moreover, we stated our intention to make our best efforts to obtain similar commitments from our investors.

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

On October 9, 2008, we signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase are required to be deposited in a trust fund until they are applied to carry out an investment plan for improvements in our pipeline system. As of December 31, 2009, over 90% of the investment plan has been executed using our working capital.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. We will bill this tariff increase to our clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. We cannot offer any assurance as to when ENARGAS will publish the schedule and set the methodology. The transitional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government.

According to the transitional agreement, we should reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law, in December 2011. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

In this regard, in October 2008, we received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of this Annual Report, we are still evaluating the terms of this proposal and negotiating with the UNIREN.

Certain Restrictions with Respect to Essential Assets. A substantial portion of the assets transferred by GdE were defined in our License as essential to the performance of the licensed service. Pursuant to our License, we are required to segregate and maintain the essential assets, together with any future improvements thereon, in accordance with certain standards defined in our License.

We may not for any reason dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS’s prior authorization. Any extensions or improvements that we make to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

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

Competition

Our gas transportation business faces only limited direct competition. Although there are no regulatory limitations on entry into the business of providing gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with distribution companies or end-users to transport a sufficient quantity of gas to justify the capital investment. In view of our current firm transportation contracts with our distribution company customers, and the other characteristics of the markets in which we operate, management believes that it would be very difficult for a new entrant to the transportation market to pose a significant competitive threat to us, at least in the short to intermediate term. In the longer term, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the transportation systems and the finding of significant natural gas reserves.

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

Additionally, this situation will be affected by the operation of the MEG, which by Decree requires that all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale must be used in accordance with the Federal Energy Bureau’s requirements. For further information, see “Item 4. Our Information—Business Overview—Gas Transportation—The Argentine Natural Gas Industry.”

The cost of gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

Currently the Noreste pipeline is the most important pipeline project, lead by the Argentine government, which may connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The capacity of this pipeline is anticipated to be approximately 978 MMcf/d. However, the design of this pipeline is likely to undergo changes in order to adjust it to the transportation of a lower volume. In March 2010, the governments of Argentina and Bolivia signed an addendum to the agreement entered into by both countries in 2006, with the purpose of achieving a 706 MMcf/d increase in natural gas imports, to be implemented in stages as from the year 2011, along a 20-year term.

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

NGL PRODUCTION AND COMMERCIALIZATION

NGL production and commercialization activities are not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for the local market at low prices, the Argentine government enacted Law No. 26,020, which is described in further detail below.

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

We operate our NGL business under two different types of contractual arrangements:

▪

NGL production and commercialization for our own account: Under this type of arrangement, the NGL products obtained at Cerri belong to us. We purchase natural gas in order to replace thermal units consumed in the NGL production process and agree with the natural gas distributors and certain producers on the payment of richness contribution incentives in order to maximize the NGL production in the Cerri Complex. This category of our NGL business is most important in terms of revenue, percentage of transactions and profit.

▪

NGL production and commercialization on behalf of third parties: We also process natural gas and market the NGL products in exchange for a commission based on a percentage of the sale price. In some cases we process the natural gas and deliver the NGL products to the gas producers who pay us a percentage on average monthly sale price obtained from our sales in the domestic or international markets (depending on the contract).

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

We sell our LPG exports to Petrobras International Finance Company (“PIFCo”) under an export agreement that we renewed on September 1, 2009, following a private bidding process that resulted in a significant improvement for us in terms of prices. The contract provides for sales of approximately 341,713 short tons at the price quoted in Mont Belvieu, Texas, less a fixed discount per metric ton. PIFCo is an affiliate of us. The contract will expire on December 31, 2010.

We also negotiated a new agreement for natural gasoline exports with a new customer, Trafigura Beheer B.V. Amsterdam, coming into effect as from January 1, 2010, which enabled us to improve the sale price as compared to the former agreement with PIFCo, which had expired on December 31, 2009. This new agreement provides for sales of approximately 10,741 short tons per month at NWE Ara price, less a fixed discount per metric ton. The contract will expire on June 30, 2011.

Ethane is sold to PBB Polisur S.A. (“PBB”) under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,376 short tons per year. The price was fixed until December 31, 2007, and is now subject to adjustment based on various factors including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price and in 2009 it increased by 10% over the 2008 price. The price for the year 2010 is 8% higher than that of 2009.

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

The NGL production and commercialization segment increased its percentage of our total revenues from 19% in 2001 to 50% in 2009, as a consequence of the adverse change in the regulated gas transportation segment, and the rises in the international prices of LPG and natural gasoline experienced during recent years (despite the temporarily sharp decline in the fourth quarter of 2008), which generated higher revenues principally from exports. The negative impact of lower international prices and, to a lesser extent, of lower LPG exports were offset by the effect of the Argentine peso devaluation on the revenues stated in this currency. If prices remain low, it could have a significant adverse effect on our future earnings from this market.

The annual sales of the Cerri Complex for 2009, 2008 and 2007 in short tons were as follows:

	2009	2008	2007
Ethane	358,801	326,281	336,947
LPG	526,275	550,325	460,473
Natural gasoline	109,748	119,266	101,727
Total	994,824	995,872	899,147

Our management anticipates that future expansions on the pipeline system will provide new opportunities in the NGL production and commercialization business and lead to related increases in revenues from our gas transportation, NGL production, and commercialization businesses.

During the 2007 and 2008 winter seasons, the Cerri Complex experienced natural gas supply interruptions as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the severe winter season in 2007. These natural gas supply interruptions were fewer in winter season 2008 (mainly in the third quarter) and 2009, as a consequence of warmer weather conditions and additional contribution of natural gas imported by ENARSA, which were injected in the pipeline system by a liquefied natural gas regasification vessel. This vessel operated from the beginning of June to mid-September in 2008 and May to mid-September in 2009 and provided the local market with approximately 145 MMcf/d and 208 MMcf/d in 2008 and 2009, respectively.

Law No. 26,020, enacted in April 2005, set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee supply and price stability of said products in the domestic market. Consequently, we are not able to select freely the markets to allocate LPG production and need a written authorization from Federal Energy Bureau for each export operation. As we are effectively required to meet domestic demand before exporting significant amounts of LPG, we forego revenues from foreign markets with higher prices than those established for local consumers, which have remained fixed since September 2005 by the Federal Energy Bureau, in order to satisfy the minimum market demand stated by the Federal Energy Bureau.

Since 2002, LPG and natural gasoline exports have been subject to a tax on export. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$ 920 and US$ 663 per metric ton (or US$ 835 and US$ 601 per short ton, respectively), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$ 634 and US$ 457 per metric ton (or US$ 575 and US$ 415 per short ton, respectively) of natural gasoline and LPG, respectively.

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

Our other services are mostly comprised of midstream activities and telecommunication services. Through midstream services, TGS provides integral solutions related to natural gas from wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment, as well as construction, operation and maintenance of pipelines, which are generally rendered to natural gas and oil producers at wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters, and are rendered directly or through the subsidiaries Gas Link S.A. (“Link”), Transporte y Servicios de  Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

During 2009, we renewed some of our service contracts related to other services, which will help to ensure the performance of the business in the mid-term.

In 2009, we provided a wide range of technical services to different customers. The services comprised connections to the transportation system, engineering inspections, project management and professional technical counseling. Among them, it is worth mentioning the works conducted for YPF to enhance the injection of natural gas from the regasification tanker to our pipeline system, which we completed in January 2010.

Additionally, we renewed several service agreements that ensure the continuity of the business in the mid-term. However, we have decided to discontinue some projects that have ceased to be profitable due to the increase in costs. In particular, we have terminated operations related to compression and treatment services in the fields of Barda Las Vegas and Faro Vírgenes, both of which are located in the province of Santa Cruz. In addition, the agreement related to the midstream service rendered in Coronel Cornejo located in Salta has expired, and the assets were afterwards disposed of in accordance with the terms originally agreed on with the customer.

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

In 2009, Telcosur has renegotiated the terms and volumes of many existing agreements and is currently involved in negotiations with several new customers. Additionally, Telcosur has developed a hybrid network of radio and optic fiber in almost its whole area of service by means of the execution of agreements with telecommunications infrastructure suppliers and the implementation of several expansion works.

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

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render gas transportation service through a pipeline system 5,500 miles long, of which we own 4,713 miles. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2009, is set out in the table below:

Major Pipeline	Length Miles	Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,081	24/30	60	53	16	403,300
Neuba I/Loop Sur	731	24/30	60	15	5	61,300
Neuba II	1,064	30/36	70	21	6	188,400
Other (1)	837	Various	Various	6	3	7,500
Total	4,713			95	30	660,500

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

NGL production and commercialization

Our NGL production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction cryogenic plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 1.7 Bcf/d.

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons. See “—Business Overview—NGL Production and Commercialization” above.

Midstream

As part of this business segment, we provide services relating to natural gas including treatment, gathering and gas compression, which are rendered at four treatment plants located in the gas fields with a total capacity of 134 MMcf/d and three gas compression plants with a total capacity of 35,600 HP. The following chart shows summary information regarding the treatment and compression plants’ capacity as of December 31, 2009:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	5,200
BRTF	21	3,400
Total	134	35,600

Telecommunication

We own two interconnected networks which consist of: (i) a flexible and modern microwave digital network with SDH technology and more than 2,858 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West and Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South, and (ii) a dark fiber optic network, with more than 1,056 miles, which covers the route: La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza.

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

We continued with the implementation of the Behavior-Based Safety Process at the Cerri Complex, which seeks to identify probable operational accident risks to reinforce prevention. Throughout the year 2009 we continued with the project started in 2008, that consists in the implementation of the remotely-operated system for the cathodic protection units, which allows real-time monitoring of said system.

We have established an environmental and industrial safety investment plan for the period of 2010-2012 with a budget of approximately US$ 19.2 million.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following Operating and financial review and prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and the report of our registered public accounting firm included elsewhere herein. Such Financial Statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV. See Note 12 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S - X of the SEC.

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

Critical accounting policies and estimates

Except as further discussed under “Presentation of Financial and Other Information,” we prepare our Financial Statements in pesos and in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders’ equity as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, see Note 12 to our Financial Statements.

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

Prior to January 1, 2006, both under Argentine GAAP and US GAAP, we considered the carrying value of a long-lived asset to be impaired when the expected undiscounted cash flows from such asset were separately identifiable and less than its carrying value. In that event, a loss was recognized based on the amount by which the carrying value exceeded the fair market value of the long-lived asset. We determined the fair market value primarily using projected cash flows discounted at a rate commensurate with the risk involved or independent appraisals, as appropriate.

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

Under US GAAP, we continue to apply the provisions of FASB Accounting Standards Codification (“ASC”) 360 (“ASC 360”). As indicated above, under ASC 360, the carrying value of a long-lived asset is considered impaired when the expected undiscounted cash flows from the asset are separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset.

As of December 31, 2007, under Argentine GAAP and US GAAP, we recorded an impairment of Ps. 19.6 million in order to expense the total carrying amount of certain turbines as they became obsolete. No impairment losses were recognized in 2009 and 2008.

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

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2009, and 2008 and net income for the years ended December 31, 2009, 2008 and 2007:

▪

recognition of revenue, particularly as it relates to the tariff increase contemplated by our transitional agreement with UNIREN (see “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory framework—Adjustment of rates”);

▪

the accounting for income taxes;

▪

the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are treated as expenses under US GAAP;

▪

the capitalization of interest costs;

▪

the deferral of certain pre-operating and organizational expenses under Argentine GAAP, which are expensed as incurred under US GAAP;

▪

the accounting for the effects of our 2004 debt restructuring;

▪

the impact of US GAAP adjustments on equity investees; and

▪

the accounting for current investments.

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2009, and 2008 and net income for the years ended December 31, 2009, 2008 and 2007. Net income under Argentine GAAP for the years ended December 31, 2009, 2008 and 2007 was approximately Ps. 178.4 million, Ps. 175.1 million and Ps. 147.5 million, respectively, as compared to approximately Ps. 132.7 million, Ps. 208.5 million and Ps. 219.6 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2009, and 2008 was Ps. 3,221.1 million and Ps. 3,072.7 million, respectively, as compared to approximately Ps. 2,437.8 million and Ps. 2,335.0 million, respectively, under US GAAP.

New accounting pronouncements under Argentine GAAP

1.

CNV General Resolution No. 562 (“GR 562”) – Adoption of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board

In December 2009, the CNV approved GR 562, which requires public companies to apply IFRS for fiscal years and interim periods initiated after January 1, 2012. Such GR permits earlier adoption for the fiscal year ended December 31, 2011. We are currently evaluating the impact of adopting the IFRS on our Financial Statements. In addition, our Management prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010.

Accounting pronouncements issued but not yet adopted under US GAAP

The following is a summary of recent changes in US GAAP. We do not believe any of these changes will have a material impact on US GAAP reconciliation of our reported financial results:

1.

Amendments to the guidance related to Variable Interest Entities

In December 2009, the FASB issued the Accounting Standards Update (“ASU”) 2009-17. With this update to the ASC, the FASB adds amendments to the consolidated guidance applicable to variable interest entities (“VIEs”) including in the SFAS No. 167 issued in June 2009. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests.

SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009, and early adoption is prohibited. The adoption of the FASB ASU 2009-17 will not have an impact on our Financial Statements.

2.

Amendments to disclosure requirements related to fair value

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosure on the transfer of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for us with the reporting period beginning after December 15, 2009, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective with the reporting period beginning after December 15, 2010. Other than requiring additional disclosures, adoption of this new guidance will not have a material impact on our Financial Statements.

3.

Amendments to revenue recognition requirements related to multiple-deliverable revenue arrangements

In October 2009, the FASB issued guidance on revenue recognition that will become effective for fiscal years beginning after June 15, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of this new guidance will not have an impact on our Financial Statements.

Factors affecting our consolidated results of operations

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that occurred in 2002, (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the regulated tariff for the transportation and distribution of natural gas and (iv) generally increasing international prices of LPG and natural gasoline. Under CNV rules, our results of operations for the year ended December 31, 2002 and for the two-month period ended February 28, 2003 were adjusted to account for the effects of inflation in Argentina during those periods. For the periods subsequent to February 28, 2003, the inflation adjustments were no longer applied to our Financial Statements, as inflation reported by INDEC returned to lower levels, as illustrated in the table below.

	December 31,
	2009	2008	2007	2006	2005
	(annual % change)
WPI	10.0	8.8	14.4	7.2	10.6
CPI	7.7	7.2	8.5	9.8	12.3
Devaluation of pesos vs. U.S. dollar	10.0	9.7	2.8	1.0	1.8

Source: INDEC, Banco de la Nación

During 2004 to 2008, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity, which applied upward pressure on the demand for goods and services. At the end of January 2007, the INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, experienced a process of institutional reforms, following which, some private analysts have disagreed with the official inflation data (and other economic data affected by inflation data, such as poverty and GDP estimates) published by INDEC,. Laws and regulations currently governing the Argentine economy may continue to change in the future and these changes may adversely affect our business, financial condition or results of operations. For more information, see “Item 3. Key Information—D. Risk Factors”. Our Financial Statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environment in Argentina.

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

•

The volume of NGL products we produce and sell;

•

Changes in international prices of LPG and natural gasoline;

•

Changes in the input costs related to the NGL production and commercialization;

•

Fluctuation in the Argentine peso / US dollar exchange rate;

•

Local inflation; and

•

Changes in laws or regulations affecting our operations, including tax matters.

Discussion of results of operations for the three years ended December 31, 2009, 2008 and 2007

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2009, 2008 and 2007, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2009 compared to year ended December 31, 2008		Year ended December 31,	Year ended December 31, 2008 compared to year ended December 31, 2007
	2009	2008	Variation	Percentage change	2007	Variation	Percentage change
Gas Transportation	669.4	506.3	163.1	32.2%	509.5	(3.2)	(0.6%)
NGL production and commercialization	800.5	807.3	(6.8)	(0.8%)	667.4	139.9	21.0%
Other services	130.7	105.6	25.1	23.8%	80.4	25.2	31.3%
Net revenues	1,600.6	1,419.2	181.4	12.8%	1,257.3	161.9	12.9%
Operating costs	(613.1)	(557.4)	(55.7)	10.0%	(442.3)	(115.1)	26.0%
Depreciation and amortization	(205.2)	(202.4)	(2.8)	1.4%	(196.4)	(6.0)	3.0%
Costs of sales	(818.3)	(759.8)	(58.5)	7.7%	(638.7)	(121.1)	19.0%
Gross profit	782.3	659.4	122.9	18.6%	618.6	40.8	6.6%
Administrative and selling expenses	(220.8)	(228.0)	7.2	(3.2%)	(128.6)	(99.4)	77.3%
Operating income	561.5	431.4	130.1	30.2%	490.0	(58.6)	(12.0%)
Other expenses, net	(27.2)	(15.6)	(11.6)	74.4%	(2.6)	(13.0)	500%
(Loss) / Gain on related companies	(0.5)	1.2	(1.7)	(141.7%)	0.6	0.6	100%
Net financial expense	(212.1)	(98.5)	(113.6)	115.3%	(193.5)	95.0	(49.1%)
Income tax expense	(143.3)	(143.4)	0.1	(0.1%)	(147.0)	3.6	(2.4%)
Net income	178.4	175.1	3.3	1.9%	147.5	27.6	18.7%

Year 2009 compared to year 2008

Net revenues

Regulated gas transportation segment. Gas transportation service is our main business activity measured by the invested capital and the resources involved in its operation; however, it is not as significant as our NGL production and commercialization business in our total net revenues because of the pesification of regulated tariffs at an exchange rate of US$ 1=Ps. 1 implemented by the Public Emergency Law. The gas transportation segment represented approximately 42% and 36% of total net revenues earned during the years ended December 31, 2009 and 2008, respectively. A substantial portion of our gas transportation service revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2009 increased by Ps. 163.1 million compared to the year 2008. This increase primarily reflects the accrual of a receivable in respect of the 20% natural gas transportation tariff increase which is retroactive to September 1, 2008, granted by the Argentine Government, through Presidential Decree No. 1,918/09. Through this decree the Executive Branch ratified the transitional agreement signed by TGS and the UNIREN in October 2008. According to this agreement, the funds generated by this tariff increase are required to be deposited in a trust fund until they are applied to carry out an investment plan for improvements in our pipeline system. As of December 31, 2009, over 90% of the investment plan has been executed using our working capital. We will bill this tariff increase to our clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Until then, we will not have cash flows from the tariff increase, and we cannot offer any assurance as to when ENARGAS will publish the schedule and set the methodology.

The transitional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine Government (for further information, see “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory framework—Adjustment of rates”).

Moreover, Ps. 34.1 million of the increase in gas transportation revenues for the year 2009 compared to the year 2008 were associated with new firm transportation contracts along with incremental revenues generated by the operation and maintenance of the 78 MMcf/d pipeline capacity expansion carried out under the Gas Trust, which began operating in phases between the end of 2008 and 2009.

The Executive Branch, through Decree No. 180/04 issued on February 16, 2004, established an electronic market for natural gas trading known as the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions in both the gas spot and the transportation and distribution secondary markets along with producing efficient prices through offer and demand free interaction. To that end, all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with the Federal Energy Bureau’s requirements. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. Revenues related to the interruptible transportation service might, therefore, be affected in the future due to the operation of the MEG (for further information, see “Item 4. Our Information – B. Business Overview – Gas Transportation – The Argentine Natural Gas Industry – Historical Background”). Revenues related to interruptible transportation service amount to Ps. 25.9 million and Ps. 19.9 million for the years ended December 31, 2009 and 2008, respectively.

NGL production and commercialization segment. Unlike the gas transportation segment, the NGL production and commercialization segment is not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for local market at low prices, the Argentine government enacted Law No. 26,020, which is discussed further below.

Net revenues from the NGL production and commercialization segment represented approximately 50% and 57% of our total net revenues during the years ended December 31, 2009 and 2008, respectively.

Revenue from the NGL production and commercialization segment decreased by Ps. 6.8 million in the year ended December 31, 2009 compared to the year ended December 31, 2008. This slight reduction mainly stems from lower average international prices and, to a lesser extent, lower export volumes of propane and butane. These effects were mostly offset by the depreciation of the local currency, which positively impacted revenues when measured in pesos.

On September 30, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government. In 2009, this agreement resulted in a reduction in our revenues of approximately Ps. 17 million.

In November 2008, the Argentine government created a tariff charge to be paid by the industries and high consumption households, with the aim of recovering the difference between the natural gas price in imports and the local market price, which was subsidized by the government in the past. The fixed tariff charge amounts to Ps. 0.049 per cubic meter of natural gas consumed. This charge represents to us an additional annual cost of approximately Ps. 43 million, based on volumes consumed in 2009.

NGL production and commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for both our own account and on behalf of our customers. In 2009, we sold approximately 53% of our production of LPG in the local market to LPG marketers (52% in 2008). The remainder of these products and all of our natural gasoline were exported to PIFCo, a subsidiary of Petrobras Petróleo Brasileiro S.A. and an affiliate of us, under a long-term contract that provided for pricing based on international market prices. All of the Cerri Complex’s ethane output is sold in the domestic market to PBB at agreed prices under a long-term contract. We process and sell some of the NGL for our own account, some on behalf of our customers, and some on a fee basis, collecting a commission for the extracted liquids delivered to our customers.

The total annual sales for the Cerri Complex for 2009 and 2008 in short tons, which include NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2009 compared to year ended December 31, 2008
	2009	2008	Increase / (decrease)	Percentage change
Local market
Ethane	358,801	326,281	32,520	10.0%
LPG	277,992	278,187	(195)	(0.1%)
Natural Gasoline	-	434	(434)	(100.0%)
Subtotal	636,793	604,902	31,891	5.3%

Exports
LPG	248,283	272,138	(23,855)	(8.8%)
Natural Gasoline	109,748	118,832	(9,084)	(7.6%)
Subtotal	358,031	390,970	(32,939)	(8.4%)
Total	994,824	995,872	(1,048)	(0.1%)

NGL production in 2009 was quite similar to the levels reached in 2008. The positive factors that promoted production were the availability of the regasified natural gas that was injected in Bahía Blanca, as well as moderate temperatures and access to hydraulic energy, which favored the availability of natural gas for greater processing volume. Production was negatively affected by the international economic crisis, which had an adverse impact on the sale of ethane in the first quarter of the year, the programmed plant stoppage for major maintenance works, and social conflicts that resulted in natural gas supply cuts from the gas fields located in Santa Cruz and obstacles to normal operations in the dispatch of products.

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

Net revenues from the other services segment accounted for approximately 8% and 7% of total net revenues for the years ended December 31, 2009 and 2008, respectively. Of net revenues from the other services segment, 20% and 23% corresponded to telecommunications services for the years ended December 31, 2009 and 2008, respectively. Revenues from Other services showed an increase of Ps. 25.1 million compared to 2008. This increase was explained mainly by the Ps. 7.6 million sale of a treatment plant located in the province of Salta and the works for Repsol-YPF to improve the operation of the natural gas injection from the regasification tanker, generating revenues of Ps. 6.8 million.

Costs of sales

Costs of sales for the year ended December 31, 2009, rose by Ps. 58.5 million, or approximately 7.7%, compared to the year ended December 31, 2008. This increase is mostly attributable to: (i) a Ps. 24.6 million rise in NGL costs; and (ii) a Ps. 17.5 million increase in labor costs.

Cost of sales for the years ended on December 31, 2009 and 2008 represented 51% and 53%, respectively, of net revenues reported in these years.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2009, decreased by approximately Ps. 7.2 million, or approximately 3.2%, as compared to the year ended December 31, 2008. This decrease was primarily the result of a Ps. 33.7 million reduction in tax on exports, partially offset by a Ps. 20.9 million increase in labor costs.

Administrative and selling expenses for the years ended on December 31, 2009 and 2008 represented 14% and 16%, respectively of net revenues reported in these years.

Other expenses, net

The details of other expenses, net for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008
	(in millions of Pesos)
Increase in allowances and provisions	(25.6)	(17.6)
Reversal of allowances and provisions	-	0.1
Others	(1.6)	1.9
Total	(27.2)	(15.6)

(Loss) / Gain on related companies

In the year ended December 31, 2009, we recorded a loss on related companies of Ps. 0.5 million, compared to the gain of Ps. 1.2 million recorded in the year ended December 31, 2008. The negative variation was due principally to lower earnings on our investment in Link.

Net financial expense

Net financial expense for the years ended December 31, 2009 and 2008 is as follows:

	Years ended December 31,
	2009	2008
Generated by assets	(In millions of pesos)
Interest income	13.7	16.9
Foreign exchange gain	68.6	60.6
Total	82.3	77.5
Generated by liabilities
Interest expense	(151.4)	(141.0)
Foreign exchange loss	(138.7)	(130.1)
Result of the debt prepayment	10.8	114.0
Other expenses and financial charges	(15.1)	(18.9)
Total	(294.4)	(176.0)
Total net financial expense	(212.1)	(98.5)

Net financial expense increased by Ps. 113.6 million in the year ended December 31, 2009 compared to the year ended December 31, 2008. This variation is mostly explained by a Ps. 114.0 million gain in 2008, which was generated by the purchase, under par, of our debt notes in the financial market amounting to a nominal value of US$ 95 million and their cancellation. In 2009, we also bought debt notes, of about nominal value of US$ 10 million, generating a smaller gain, of Ps. 10.8 million.

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV regulations and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. The amount of such contingency is an uncertain amount of between US$7 million and US$22 million as of December 31, 2009 (including interest to December 31, 2009) and will depend on the applicable withholding tax rates determined by the country of residence of the note holders at the date of each interest payment. We do not have information that permits the identification of the country of residence of each note holder on each interest payment date. We believe that we have sufficient legal grounds to defend our position that no withholding tax was required, and accordingly, we have not recorded any provision in respect of this proceeding. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Regulatory Proceedings.”

Year 2008 compared to year 2007

Net revenues

Regulated gas transportation segment. The gas transportation segment represented approximately 36% and 41% of total net revenues earned during the years ended December 31, 2008 and 2007, respectively.

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

NGL production in 2008 was higher than in 2007, mainly due to the availability of the re-gasified NGL that was injected in Bahía Blanca, which was supplied by a re-gasification tanker hired by ENARSA. This additional gas input partially mitigated the situation of the natural gas supply interruptions that have affected Cerri Complex’s production in the winters of 2007 and 2008. In the future, we could suffer natural gas supply interruptions as a result of unusually cold weather or other factors beyond our control, and such interruptions could materially adversely affect our NGL business.

On the other hand, the worldwide economic crisis adversely affected the petrochemical market, resulting in ethane sales lower than the historical average. Another negative factor was the significant decrease in the price of LPG in the local market which has been in effect since the beginning of the last quarter of 2008, as a consequence of the LPG price stabilization agreement mentioned above between the Federal Energy Bureau and LPG producers.

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

Costs of sales

Costs of sales for the year ended December 31, 2008, rose by Ps. 121.1 million, or approximately 19.0%, compared to the year ended December 31, 2007. This increase is mostly attributable to: (i) a Ps. 70.4 million rise in NGL costs; and (ii) a Ps. 23.8 million increase in labor costs.

Cost of sales for the years ended December 31, 2008 and 2007 represented 53% and 51%, respectively of net revenues reported in these years.

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

Administrative and selling expenses for the years ended December 31, 2008 and 2007 represented 16% and 10%, respectively of net revenues reported in these years.

Other expenses, net

The details of other expenses, net for the years ended December 31, 2008 and 2007, are as follows:

	2008	2007
	(in millions of Pesos)
Increase in allowances and provisions	(17.6)	(15.3)
Reversal of allowances and provisions	0.1	17.3
Others	1.9	(4.6)
Total	(15.6)	(2.6)

Gain on related companies

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

Net financial expense for the year ended December 31, 2008 reported a Ps. 95.0 million positive variation as compared to the year ended December 31, 2007. This variation is mostly explained by a Ps. 114.0 million gain generated by the purchase of our debt notes for a nominal value of US$ 95 million in the financial market and their subsequent cancellation. This effect was partially offset by a higher exchange rate loss of Ps. 35.3 million, derived from higher local currency devaluation in 2008, which reached 9%. In addition, it is important to point out the decline in interest expense, generated primarily by a significant reduction of the amount of our outstanding indebtedness in 2007 and 2008. However, this effect was compensated by lower interest income, principally attributable to a decline in financial asset returns.

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

Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$500,000,000 (the “New Notes”) pursuant to our Medium Term Note Program (the “Program”), which provides for the issuance of up to a maximum principal amount of US$650 million in notes. On May 14, 2007, we simultaneously closed the offering of New Notes and used a portion of the proceeds and cash to settle the Tender Offer. The interest rate for the New Notes is fixed at 7.875%, and the maturity date is May 14, 2017. The principal amount will be amortized in four equal payments, which will mature on May 14, 2014, 2015, 2016 and 2017. As of May 14, 2007, our total U.S. dollar-denominated principal debt for accounting purposes consisted of US$500,000,000 in New Notes and US$97,318,912 in Restructured Notes not tendered in the Tender Offer and US$206,823,727 under the Amended Loans. On June 15, 2007, using the remainder of the proceeds from the New Notes and cash, we made an optional prepayment of all amounts owing under the Amended Loans and redeemed the outstanding Restructured Notes. As a result, the aggregate principal amount of our total U.S. dollar-denominated debt as of June 15, 2007, immediately after completing such prepayment, was US$500,000,000.

With the aim of reducing our financial indebtedness and considering the favorable market conditions, during 2008, 2009 and 2010, we proceeded to cancel notes with a nominal value of US$95,000,000, US$9,650,000 and US$14,326,000, respectively, which were bought on the market at prices below their nominal value. As of the date of the issuance of this Annual Report, our financial indebtedness amounted to US$ 381,024,000 and thus, the amortization payments will amount to US$95,256,000 each. The decreased level of indebtedness combined with the absence of principal payment commitments and a more reasonable financing cost for the next four years will help us weather the current international economic and credit crisis. We believe that our working capital is sufficient for our present requirements.

In the last quarter of 2008, NGL international prices fell abruptly and recovered partially in 2009, which has caused an important reduction in cash generation principally in final quarter of 2008 and the first quarter of 2009. A potential future devaluation of the peso, additional capital expenditures required by the Argentine government or lower NGL prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

The statements of cash flows presented in the primary Financial Statements are prepared based on Argentine GAAP amounts. Under Argentine GAAP, we consider all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under FASB ASC 230, Statement of Cash Flow, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary Financial Statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary Financial Statements and the cash flows from operating, investing and financing activities that would be reported under FASB ASC 230. For a description of the total amounts of cash and cash equivalents and other differences under US GAAP see Note 12 to our Financial Statements.

Our primary sources and uses of cash during the years ended December 31, 2009, 2008 and 2007 are shown in the table below:

	For the years ended December 31,
	2009	2008	2007
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	604.7	391.3	478.3
Cash flows provided by operating activities	511.6	582.1	518.4
Cash flows used in investing activities	(149.1)	(192.4)	(232.0)
Cash flows provided by / (used in) financing activities	58.0	(176.3)	(373.4)
Net increase / (decrease) in cash and cash equivalents	420.5	213.4	(87.0)
Cash and cash equivalents at the end of the year	1,025.2	604.7	391.3

Cash flows provided by operating activities

Cash flows from operating activities for the year ended December 31, 2009 decreased by 12% in comparison with 2008, which was enough to cover the investing and financing activities, described below, allowing us to increase our cash position by more than 50%. This decrease was mainly due to lower cash generated by revenues and higher cost incurred. Although cash flows from operating activities decreased from 2008 to 2009, net revenues during the same period increased; this difference results, in part, from the accrual of a receivable in respect of the increase in our natural gas transportation tariff that has been agreed with UNIREN (for further information, see “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory framework—Adjustment of rates”).

Cash flows from operating activities for the year ended December 31, 2008 increased by 12% in comparison with 2007.

Cash flows used in investing activities

Cash flows used in investing activities in 2009 were lower compared to 2008, because in 2008 we made a Ps. 111 million investment to expand the gas transportation system, which was requested and financed by Aluar through the advance payment of the service. For additional information see “Item 4. Our Information – A. Our history and development - General”.

Although cash flows used in investing activities decreased in 2008 in comparison with 2007, our investment in operating assets increased from Ps. 203.6 million to Ps. 220.8 million. This amount includes the Ps. 111 million investment mentioned above.

Cash flows provided by / (used in) financing activities

In 2009, cash flows from financing activities were Ps. 58.0 million, compared to Ps. 176.3 million in 2008. The difference is mainly due to advances collected from Aluar of Ps. 113.5 million to finance the investment mentioned above. By contrast, in 2008, the net cash flows from the financing activities was negative, which is explained by the substantial reduction of our financial indebtedness through repurchase of our New Notes that we carried out in this year.

Cash flows used in financing activities decreased by more than 50% in the year ended December 31, 2008, as compared with 2007. Despite the significant repurchase of our New Notes we carried out in 2008, this decrease reflected the substantial reduction of our financial indebtedness we made in 2007, when we refinanced the previous debt.

Description of indebtedness

As described above, in June 2007 we issued new notes pursuant to our Medium Term Note Program. We are subject to several restrictive covenants under the New Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Since our New Notes amortize beginning on May 14, 2014 we will have annual obligations to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders, and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—New Debt Obligations” for a detailed discussion of the terms of our New Notes, including the interest rates and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2010-2012 period, in millions of U.S. dollars, are set forth in the following table:

	2010	2011	2012	Total
Gas transportation
Reliability and others	25.9	26.0	26.0	77.8
Expansions	-	-	-	-
Operational efficiencies	-	-	-	-
Total	25.9	26.0	26.0	77.8
NGL production and commercialization
Expansions	5.0	-	-	5.0
Reliability and others	7.7	11.0	7.3	26.0
Total	12.7	11.0	7.3	31.0
Other services	11.7	6.5	6.5	24.7
Total Capital Expenditures	50.3	43.5	39.8	133.5

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and exchange rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because all of our debt obligations are denominated in U.S. dollars and approximately half of our revenues were denominated in pesos for the three-month period ended March 31, 2010. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. This situation is mitigated in part by our NGL production and commercialization segment, more than 90% of the revenues from which are denominated in U.S. dollars

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits.

Our financial debt obligations denominated in foreign currency as of December 31, 2009, amounted to US$399.3 million (Ps. 1,517.3 million). As of December 31, 2009, we also had the equivalent of US$11.2 million (Ps. 42.7 million) of trade and other payables denominated in U.S dollars. Finally, US$271.8 million (Ps. 1,022.0 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$138.7 million as of December 31, 2009.

We estimate, based on composition of our balance sheet as of December 31, 2009, that every exchange rate variation of 10% against the U.S. dollar, plus or minus, would result in a variation of Ps. 52.8 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative financial instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

In November 2007, the Company entered into a currency forward agreement with a major financial institution, which expired on May 12, 2008. By means of this hedge agreement, the Company fixed an exchange rate of Ps. 3.227 per U.S. Dollar on the purchase of US$ 9 million in order to provide for the interest payment on the New Notes due on May 14, 2008. As of December 31, 2007, the fair value of this currency forward agreement was approximately (Ps. 90) and was recorded in “Current Loans” with credit to “Other Comprehensive Loss” account. As of December 31, 2009, we did not have any outstanding derivative financial instruments.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our debt obligations do not change with the market.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

See “A. Operating Results—Discussion of Results of Operations for the Three Years ended December 31, 2009, 2008 and 2007” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and regulatory Proceedings.”

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

F. Tabular disclosure of contractual obligations

The following table represents a summary of our contractual obligations as of December 31, 2009:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	1,517.3	15.0	-	-	1,502.3
Purchase Obligations (1)	73.0	30.7	42.3	-	-
Other Long-Term Liabilities (2)	65.8	33.2	32.6	-	-
Total	1,656.1	78.9	74.9	-	1,502.3

(1)

Corresponds to contracts for the purchase of natural gas used in our NGL production and commercialization activities.

(2)

Corresponds to the fee to be paid under the Technical Assistance Agreement.

All of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 3.800 as of December 31, 2009. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

The current Board of Directors was elected by our shareholders at the Annual Shareholders’ Meeting held on April 16, 2010, for a one-year term.

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

Three of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. All three are also members of our Audit Committee. The remainder of the members of the Board of Directors are not independent. Under the independence requirements a director is not independent if any of the following apply:

▪

is also member of the administrative body or dependent on shareholders who hold “significant shareholding” of the issuer, or any corporation in which those shareholders hold directly or indirectly “significant shareholding”,

▪

is engaged or was engaged during the last three (3) years to the issuer under a contract of employment,

▪

provides, or belongs to a professional corporation or association which renders professional services to, or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer or those shareholders that have any direct or indirect “significant shareholding” in the Company or from corporations in which shareholders also have any direct or indirect “significant shareholding”,

▪

directly or indirectly holds “significant shareholding” in the issuer or any corporation which holds “significant shareholding” in the latter,

▪

directly or indirectly sells or provides goods or services to the issuer or its shareholders, who hold direct or indirect “significant shareholding”, for an amount substantially higher than the compensation received for their position as members of the administration body,

▪

is a husband or wife, close relative up to fourth degree of kinship or second degree of relationship that, in case of being member of the administration body, would not be independent as set forth in the CNV regulations.

In all cases “significant shareholding” refers to those shareholders holding at least thirty-five per cent (35%) of the Company’s common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to management and administration of any such companies, or its controlling entity.

The following table sets out the membership of our Board of Directors as approved in our Annual Shareholders’ Meeting held on April 16, 2010, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in other Company
Ricardo Isidro Monge	2010	2011	Chairman	Adviser to the Executive Director at Petrobras Energía
Mariano Pablo González	2007	2011	Vice Chairman	Member of the law firm González & Ferraro Mila
Rigoberto Mejía	2006	2011	Director	Manager of the Division of Integration and Participations at Petrobras Energía.
Héctor Daniel Casal	2009	2011	Director	Legal Vice president at Petrobras Energía
Diego Alberto Guerri	2006	2011	Director	Member of the law firm Guerri
Sonia Fabiana Salvatierra	2009	2011	Director	Member of the law firm Salvatierra & Asociados Abogados
Miguel Eduardo Mirmi	2009	2011	Independent Director	Member of the law firm Daglio, Miralles & Mirmi
Carlos Alberto Olivieri	2010	2011	Independent Director	Independent consultant
Oscar Marano	2005	2011	Independent Director	Independent consultant
Jorge Raúl Subijana	2010	2011	Alternate Director	Finance Manager
Pablo Alejandro Melhem Marcote	2007	2011	Alternate Director	Member of the law firm González & Ferraro Mila
Fernando Caratti	2010	2011	Alternate Director	Management Control Manager at Petrobras Energía
Emilio Carlos Weber	2010	2011	Alternate Director	Manager of Natural Gas Business at Petrobras Energía
Andrea Patricia Gribov	2006	2011	Alternate Director	Member of the law firm Gribov & Zabala Asociados
José Marcelo Soria	2009	2011	Alternate Director	Member of the law firm Soria y Asociados
Oscar Miguel Castro	2006	2011	Independent Alternate Director	Independent consultant
Diego Petrecolla	2007	2011	Independent Alternate Director	Chairman of GPR Economía S.A.
Ernesto Guillermo Leguizamón	2009	2011	Independent Alternate Director	Member of the law firm Leguizamón, Alonso & Asoc.

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

Ricardo I. Monge  has served as advisor to the Executive Director of Petrobras Energía since 2008. He graduated with a degree in Industrial Engineering from the Universidad de Buenos Aires and obtained a Post-graduate degree in Management Development Program. Since March 2002 he has held different managerial positions at Petrobras Energía. Previously he worked as Business Manager for Eg3 S.A. and Isaura S.A. He is currently a member of the Board of Directors of MEGA, CIESA and Petrobras Hispano Argentina S.A. He was born on May 16, 1951.

Mariano Pablo González received a Law degree from the Universidad de Belgrano. In 1996, he obtained a Master’s degree in Corporate Law from the Columbia Law School. Before holding his current position, he worked for the CNV; Milbank, Tweed, Hadley & McCloy; Linklaters & Paines; Marval, O´Farrell & Mairal and, between 1998 and 2005 he was a partner at the law firm Beccar Varela. Since 2005, Mr. González has been a partner at the law firm of González & Ferraro Mila. He currently is a member of the Board of Directors of CIESA and EPCA. He is also a Syndic at Empresa Distribuidora Eléctrica Regional S.A., Empresa Distribuidora de Electricidad de La Rioja S.A., EMDERSA Generación Salta S.A. and Empresa Distribuidora San Luis S.A. He was born on May 24, 1969.

Rigoberto Mejía Aravena has a Master’s Degree in Engineering Sciences with mention in Industrial Engineering and also an Electrical Civil Engineering degree, both obtained at the University of Chile. He also obtained a Master’s Degree in Business Administration from the Instituto de Altos Estudios Empresariales of the Universidad Austral. Before joining Petrobras Energía in 1996, he worked for Central Puerto S.A. and Gener Argentina S.A. He currently works as Manager of Participations at Petrobras Energía. He is also a member of the boards of directors of the following companies: Distrilec Inversora S.A., Edesur S.A., MEGA, CIESA, Telcosur, EGS, TGU, Enecor S.A., Petrobras Electricidad de Argentina S.A., Urugua-í S.A., Termoeléctrica Manuel Belgrano S.A, Termoeléctrica José de San Martín S.A. and Petrobras Finance Bermuda Ltd.. He was born on November 7, 1963.

Héctor Daniel Casal  graduated in Law from the Universidad Católica Argentina in 1980. He joined Petrobras Energía in 1991. Since 2003 he has acted as legal vice president at Petrobras Energía. Currently, he serves as Director of CIESA, Distrilec Inversora S.A. and Petrobras Electricidad de Argentina and as alternate Director of Petrobras Energía, Edesur S.A. and Petrolera Entre Lomas. He also serves as Director abroad in Petrobras Energía Colombia, Petrobras Holding Austria GmbH and Petrobras Financial Services Austria GmbH. He was born on April 10, 1956.

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

Carlos Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA). At present, Mr. Olivieri is dean at Austral University and professor of Finance of Di Tella and CEMA University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF S.A. as CFO for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires, Universidad del Salvador and Valencia and Murcia universities. Currently, Mr. Olivieri is also member of the Board of Directors of Petrolera El Trébol S.A. and Center Financial Stability. He was born on May 14, 1950.

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

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Carlos Alberto Seijo received a Chemical Engineering degree from the Universidad de Buenos Aires. He has worked for Shell Capsa, Interpetrol and Central Puerto S.A. He joined Petrobras Energía in 1999 as New Business Planning Manager for the Gas and Energy Division. From January 2006 until March 2009 he held the position of Gas Natural Marketing Manager in Petrobras Energía. Since February 2009, he has served as our CEO. He is chairman of the Board of Directors of Telcosur, TGU and EGS. He was born on November 26, 1957.

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

Gonzalo Castro Olivera received a degree in Business Administration from the Universidad de Belgrano and a Master’s Degree in Finance from the Universidad Torcuato Di Tella. Between 1997 and 1998, he worked for the ABN AMRO Bank N.V. and, between 1991 and 1997, he worked at BankBoston. In both banks he worked in corporate banking. He joined us as Head of Capital Markets in 1998, and from 2005 to 2007, he was our Finance and Corporate Information Manager. He became our CFO in 2007. He was born on October 23, 1968.

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

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Energía from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Regulations Vice President. He also acts as Vice Chairman of TGU and as a member of the Board of Directors of EGS and Telcosur. He was born on October 13, 1961.

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

Javier Sato received a Chemical Engineering degree from the Universidad de Buenos Aires. Before joining us in April 2008 as Planning and Business Development Vice President, he worked for Petrobras Energía in several positions. Between October 2005 and March 2008 he acted as CEO of Conecta (a gas distribution company in Uruguay). Until March 2005 he served as Planning and Business Development Manager of the refining, petrochemical and fertilizing business unit of Petrobras Energía and between April 2005 and September 2005 he worked for Petrobras in Brazil. He also acts as a member of the Board of Directors of Telcosur. He was born on June 28, 1956.

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

B.

Compensation

The remuneration paid by us during the year 2009 in favor of our members of the Board of Directors and executive officers amounted to Ps. 1.2 million and Ps. 6.6 million, respectively.

We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

Executive officers are subject to a goal-directed management system with a variable remuneration program. Consensual objectives are in line with our global objectives, as the variable remuneration program links a portion of its compensation to the performance thereof and our performance.

C.

Board Practices

For information on the term of office of our directors and executive officers, see “A. Directors and Senior Management” above. The information in that section is incorporated herein by reference.

None of the members of our Board of Directors are party to any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

According to the “Public Offering Transparency Regime” regulated under Decree No. 677/01, as supplemented by Resolutions No. 400 and 402 issued by the CNV, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” On May 26, 2003, our Board of Directors approved the form of Rules of Procedure of the Audit Committee in order to comply with these provisions .

Also in compliance with the above resolutions, at the Ordinary and Extraordinary Shareholders’ Meeting of April 2, 2004 the shareholders approved the amendment of the by-laws in order to incorporate a section relating to the structure and operation of the Audit Committee.

The Audit Committee operates under its Rules of Procedure, which require that the three members that form it must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the Shareholders’ Meeting held on April 16, 2010, Oscar Marano, Carlos Olivieri and Miguel Eduardo Mirmi were designated as independent members of the Board of Directors and were appointed to the Audit Committee.

The Audit Committee’s mandatory periodic duties are to:

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

•

establish procedures for: 1) the receipt, treatment, investigation and administration of the complaints received by us regarding accounting, internal accounting controls or internal auditing matters; and 2) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or internal auditing matters.

Also, regarding the internal and external auditors, the Audit Committee shall:

•

review their plans; and

•

evaluate their performance, and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee shall:

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

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

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

•

provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Decree No. 677, section 32; Resolution No. 401/02, sections 25 and 27); and

•

issue a report supporting a Board of Directors’ resolution to buy back our shares (Decree No. 677/01, section 68, article b; Resolution No. 400/02, section 4 and Chapter 3, article 11 of the CNV rules).

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

The aggregate remuneration paid by us during the year 2009 to the members of the Audit Committee was approximately Ps. 0.5 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate remuneration paid by us during 2009 to the members of the Supervisory Committee was approximately Ps. 0.3 million. We do not provide pension, retirement or similar benefits for Syndics and Alternate Syndics.

The current members of the Supervisory Committee, each of whom was appointed at the Annual Shareholders’ Meeting held on April 16, 2010, the year each member was initially appointed to the Supervisory Committee and the year each member’s term expires are as follows:

Name	Member since	Term Expires	Position
Nicolás Mordeglia	2004	2011	Syndic
Pablo Ferraro Mila	2007	2011	Syndic
Alejandro Roisentul Williams	2009	2011	Syndic
Claudio Norberto Vázquez	2009	2011	Alternate Syndic
Ignacio Nicolás Acedo	2010	2011	Alternate Syndic
Francisco Daniel González	2009	2011	Alternate Syndic

The present principal occupations and employment history of our Syndics are set forth below:

Nicolás Mordeglia received a Law degree from the Universidad de Buenos Aires and a Master’s degree in Business Law from Universidad Austral. He worked for Cerro Vanguardia S.A. from 1995 to 1999. Since 1999, he has worked for the Legal Affairs Department of Petrobras Energía. He serves as a member of the Supervisory Committee of CIESA, EDESUR S.A.; Canadian Hunter Argentina S.R.L.; Atalaya Energy S.R.L.; Enecor S.A., Distrilec Inversora S.A., and Telcosur. He also serves as an alternate member of the Supervisory Committee of MEGA; Refinería del Norte S.A. and Urugua-i S.A. He acts as alternate director of Petrobras Energía Internacional S.A. and as Counselor of Propyme S.G.R. and as Liquidator of Eg3 Asfaltos S.A. and Alvisa S.A. He was born on August 17, 1965.

Pablo Ferraro Mila received a Law degree from the Universidad de Belgrano. In 1996, he received a Master’s Degree in Comparative Jurisprudence from the New York University School of Law, as well as a Master’s Degree in Business Law from Universidad Austral. At present he is a partner of the law firm González & Ferraro Mila. Before joining Gonzalez & Ferraro Mila, he was a Junior Partner at the law firm Beccar Varela (since 1999) and an associate at the law firms of Cravath, Swaine & Moore in New York, Allen & Overy in London, and Allende y Brea in Buenos Aires and New York. He also serves as a syndic of CIESA and EPCA. He was born on February 7, 1970.

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

Corporate Governance Practices; New York Stock Exchange Requirements

See Item 16.G.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2009, 2008 and 2007:

	Number of Employees as of December 31,
Department	2009	2008	2007
General	2	2	3
Administration and Finance	45	45	48
Human Resources	15	16	15
Control and Corporate Governance	8	8	7
Legal Affairs	9	13	11
Regulatory and Public Affairs	9	6	6
Services	61	61	61
Safety and Environmental	15	14	15
Marketing	66	68	66
Planning and Business Development	11	10	-
Operations	656	675	638
Total	897	918	870

The following table sets out the number of employees according to geographical location as of December 31, 2009, 2008 and 2007:

	Number of Employees as of December 31,
Location	2009	2008	2007
City of Buenos Aires	252	245	235
Province of Buenos Aires	339	351	335
Province of Chubut	58	62	59
Province of La Pampa	17	16	16
Province of Neuquén	69	65	57
Province of Río Negro	69	65	60
Province of Salta	2	5	6
Province of Santa Cruz	85	102	95
Province of Tierra del Fuego	6	7	7
Total	897	918	870

As of December 31, 2009, 2008 and 2007 the number of temporary employees working for us was 17, 22 and 17, respectively.

Under Argentine law, in the event of an unfair dismissal of an employee, the employer is required to pay the terminated employee severance, the amount of which is regulated by the Argentine Labor Law (Section 245). The severance consists of payment of one month’s wages for each year of employment. The Argentine Labor Law stipulates limits to the severance payment; these limits affect only employees who earn high wages. However, the Supreme Court has ruled this severance payment limitation unconstitutional when it results in a loss of more than 33% for a terminated employee as compared to the unlimited amount.

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

Due to higher inflation rates in Argentina, conflicts between employers and unionized workers have increased recently. Even though these kinds of conflicts have involved us only to a limited extent, other companies in our industry have suffered strikes and conflicts with labor unions. Despite this hostile atmosphere and the demands of the unions, in May 2010 we signed agreements with labor unions, which included a salary increase and expire in March 2011.

Currently, approximately 22% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, members of our Supervisory Committee and executive officers as of April 30, 2010 is 70,675 shares.

Our directors and executive officers, individually and together, hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining shares of our common stock. CIESA is owned 50% by Petrobras, 40% by the Trust, and the remaining 10% by EPCA (see “Item 4.— Our Information—A. Our History and Development—General” above).

In October 2009, D.E. Shaw transferred its shareholding in our common stock to AEI.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of April 30, 2010:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
ANSES	177,989,482	22.4028	B
AEI	63,213,340	7.9564	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding below 51% of our share capital.

As of April 30, 2010 a total of 313,082,934 Class B shares, were held by approximately 3,454 stockholders in Argentina.

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

B.

Related Party Transactions

Our principal transaction with a related party is our export sales of LPG to PIFCo made under the terms of an agreement described in Item 4—Our Information—B. Business Overview—NGL Production and Commercialization.

Under the Technical Assistance Agreement, Petrobras Energía renders assistance to us in its role of technical operator. The term of the Technical Assistance Agreement originally entered into with EPCA was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. In November 2008, we and Petrobras Energía agreed the renewal of the Technical Assistance Agreement for a three-year term, expiring on December 28, 2011. The Settlement Agreement mentioned in “Item 4. Our Information—A. Our History and Development–General” includes a term which provided for the assignment of the Technical Assistance Agreement to Petrobras Energía. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Energía has been in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on the higher of: (i) a percentage of certain of our defined income or (ii) a specified fixed annual amount.

Additionally, under each of our business segments, we render to Petrobras Energía the following services:

▪

gas transportation service for a capacity of 106 MMcf/d under long term firm transportation capacity contracts which expire in 2013 and 2014;

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

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2009, 2008 and 2007 are as follows:

Year ended December 31, 2009

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	40,877	30,236	23,647	28,239	40,275	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,170	-	-	-
EGS	-	-	59	1,655	-	-
Other related companies:
PIFCo (1)	-	544,968	-	-	-	-
Refinor S.A.	-	-	1,752	-	-	-
WEB S.A.	3,816	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	7,203	-	-	-
Total	44,693	575,204	33,831	29,894	40,275	122
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	31,760	36,133	21,504	5,122	31,264	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,050	-	-	-
EGS	-	-	51	677	-	-
Other related companies:
PIFCo (1)	-	752,957	-	-	-	-
Refinor S.A.	-	-	1,488	-	-	-
WEB S.A.	2,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,088	-	-	-
Total	34,284	789,090	27,181	5,799	31,264	122
(1) Includes NGL sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2007:

	Revenues
	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	13
Petrobras Energía	28,500	25,562	16,741	8,691	34,747	-
CIESA	-	-	-	-	-	122
Main affiliates-significant influence:
Link	-	-	995	-	-	-
TGU	-	-	207	-	-	-
Other related companies:
PIFCo (1)	-	476,551	-	-	-	-
Refinor S.A..	-	-	1,614	-	-	-
WEB S.A.	2,793	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,079	-	-	-
Total	31,293	502,113	22,636	8,691	34,747	135
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

Exports

In 2009, our export revenues from NGL production and commercialization segment were Ps. 362.5 million and represented 23% of our total net revenues. Additionally, the total volume of sales from NGL was 994,824 short tons, and the volume of sales from NGL exports was 358,031 short tons. These volumes also include sales made on account of third parties.

In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$920 (ARA NWE) and US$663 (Mont Belvieu) per metric ton, respectively. See “Item 5. A. Operating results—Discussion of results of operations for the three years ended December 31, 2009, 2008 and 2007” for more information.

Legal and Regulatory Proceedings

a)

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year 2009 compared to year 2008 — Net financial expense.”

On February 18, 2005, we filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied our appeal and on July 8, 2005, we filed an appeal with the Ministry of Economy and Production, which was rejected in November 2006. On December 6, 2006, we filed a second appeal with that Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, we challenged said resolution before the Federal Administrative Court.

The amount of such contingency is an uncertain amount  between US$7 million and US$22 million as of December 31, 2009 (including interest as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. We do not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

We believe that we have sufficient legal grounds to defend our position that no withholding was required, and accordingly, we have not recorded any provision in respect of this proceeding.

b)

On November 30, 2007, we were served notice of the summary proceedings initiated against us by the BCRA, which charged us with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The transactions at issue were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

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

Tax Claims

a)

In the framework of the Tax Agreement subscribed by the Argentine government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, the Tax Bureau of the Province of Buenos Aires has been required to exempt NGL sales from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued NGL sales since 2002. In October 2003, we filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld our complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

We filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of this Annual Report, the Court has not issued a final decision.

On September 26, 2005, we were notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, we filed a motion to dismiss on our belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. As a result, the Tax Bureau of the Province of Buenos Aires suspended proceedings until the Arbitral Commission issues its final decision.

On February 19, 2008, we were notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, we filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. In addition, the Company appealed with the Arbitral Commission. However, the process has not been suspended.

As of December 31, 2009, we maintain a provision of Ps. 23.6 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

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

In November 2005, we received a notice from the Tax Bureau of the Province of Río Negro, claiming payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, we initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case in the province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent us a formal assessment notice for the payment of Ps. 6.4 million corresponding to the 2002-2007 period, which we contested. On October 19, 2009, said Tax Bureau notified us the dismissal of the motion and thus, on October 28, 2009, we filed an administrative appeal.

As of December 31, 2009, we have recorded a provision of Ps. 43.9 million in respect of these contingencies under the line item “Provisions for contingencies” which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, in case these contingencies are resolved unfavorably.

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

Dividend Distribution Policy

Our Board of Directors does not have a formal, written dividend distribution policy. Each year, our Board evaluates whether to submit a distribution proposal to the Shareholders’ Meeting. In making this evaluation, the Board of Directors considers our financial results, the liquidity of the Company, our future financing needs and other information, including economic and financial projections for both the Company and the economy as a whole. See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

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

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2005	6.83	4.98	3.99	2.86
2006	7.99	4.44	4.20	2.74
2007	8.47	5.40	5.18	3.43
2008	5.98	1.41	3.65	1.05
2009	3.35	1.73	2.49	1.31

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2009				2008
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	3.20	1.73	2.02	1.31	5.98	4.05	3.65	2.80
Second Quarter	2.62	1.83	1.83	1.45	4.80	3.13	3.08	2.07
Third Quarter	2.55	2.00	2.35	1.70	3.80	2.90	2.39	1.88
Fourth Quarter	3.35	2.56	2.49	2.05	2.93	1.41	1.91	1.05

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low

December 2009	2.92	2.68	2.21	2.05
January 2010	3.19	2.86	2.38	2.16
February 2010	2.95	2.71	2.29	2.02
March 2010	3.39	2.86	2.60	2.22
April 2010	3.75	3.36	2.88	2.60
May 2010	3.58	3.05	2.83	2.43

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2009, the market capitalization of shares of the 101 companies (excluding mutual funds) listed on the BASE was approximately Ps. 2,184,949 million. At the end of December 2009, the top 10 listed securities represented 97% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

	2005	2006	2007	2008	2009
Market capitalization (US$ in billions)	254.4	401.5	563.0	357.3	574.9
Average daily trading volume (US$ in millions)	25.5	20.0	28.5	26.5	12.1
Number of listed companies	106	107	109	104	109

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

The scheduled maturity date of the New Notes is May 14, 2017.  The New Notes accrue interest at an annual fixed rate of 7.875%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2015, 25% on May 14, 2016 and 25% on May 14, 2017. Taking into account the New Notes that we purchased in the market and cancelled in 2008, 2009 and 2010, each scheduled amortization payment will be US$ 96,206,000.

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

We are also permitted to redeem the New Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the New Notes and we cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all of our shares, holders of New Notes are entitled to require us to purchase all or a portion of the New Notes at price in cash equal to 101% of the principal amount of the New Notes so purchased. The New Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

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

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of Class B Shares or ADSs will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

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

Item 11.

 Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial market prices and interest rates. We are exposed to market risk in the areas of interest rates and foreign currency exchange. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial or non-quantifiable, such as political, economic, tax, other regulatory or credit risks, are not included in the following assessment of our market risks.

Interest Rate Risk

Our exposure to market risk associated with changes in interest rates is limited to our current investments.

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits. As of December 31, 2009, current investments amounted to Ps. 584.1 million.

With regard to our debt obligations, as a general matter, we are not exposed to interest rate risk because all of our debt bears interest at a fixed rate.

Foreign exchange exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2009, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 138.7 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues. Therefore, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because approximately half of our revenues were denominated in pesos for the three-month period ended March 31, 2010 while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity analysis disclosure to interest rates and exchange rates

In view of the nature of our current investments, an immediate 100 basis points parallel shift change in the interest rate curve would not have a significant impact on the total value of our current investments.

The potential loss in our net monetary liability position held as of December 31, 2009, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the current peso/U.S. dollar exchange rates would have been approximately Ps. 52.8 million.

Our New Debt Obligations accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to current investments. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rate by expected maturity dates, considering the outstanding debt as of December 31, 2009.

	Expected maturity dates(4)
	2010	2011	2012	2013	2014	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
Debt denominated in U.S. dollars
Fixed rate	120.0	120.0	120.3	120.0	480.4	1,261.5	2,222.2	1,355.8
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	7.875%	7.875%	-	-

(1)  Converted at the exchange rate as of December 31, 2009: Ps. 3.800 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3)  Interest rate based on the prices settled in the contract as of December 31, 2009.

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

Commodity price risk

In the NGL production and commercialization segment we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume sales of 2009, a US$ 50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 17 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$ 663 and US$ 920, respectively. If they are higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports” for more information.

The price at which we sell ethane under our agreement with PBB is subject to adjustment based on various factors including the PPI, the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. We do not consider them as a significant commodity price risk.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure controls and procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of the end of fiscal year 2009, its internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.

Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our audit committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director.

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

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by KPMG during the years ended December 31, 2009 and 2008 in each of the following categories are:

	Year ended December 31,
	2009	2008
	(in thousands of pesos)
Audit fees	1,239.5	1,442.4
Audit-related fees	-	-
Tax Fees	-	-
All other fees	-	-
Total fees	1,239.5	1,442.4

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

All audit-related fees, other fees and tax fees, if any, are submitted to our audit committee for prior approval. The Audit Committee has delivered its policy to the Board of Directors that sets forth its procedures for evaluating, in each case, the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2009 were approved by the Audit Committee prior to their engagement to perform such work.

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

▪

Decree No. 677/01,

▪

the standards of the CNV,

▪

 our By-laws,

▪

our Code of Conduct and other internal control policies and procedures, and

▪

certain rules of the NYSE applicable to listed foreign private issuers.

We have securities that are registered with the SEC and listed on the NYSE and, consequently, we are subject to the rules and regulations of the NYSE.

Under the Corporate Governance Standards issued by the NYSE in section 303A of its Listed Company Manual  (“NYSE Standards”), non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of the provisions included  in such Section. However, non-U.S. companies must comply with sections 303A.06, 303A.11 and 303A.12(b) and (c).

Our Corporate Governance Guidelines are available on our website www.tgs.com.ar

According the Section 303A.11 of the NYSE Standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US issuers.  Accordingly, the following list reflects such differences:

Directors

According to NYSE Standards, listed companies must have a majority of independent directors.   Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our last Annual Shareholders’s meeting, three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have two alternate directors who qualify as independent.

Meeting of Non- Management Directors

According to NYSE requirements, the non-management directors must meet at regularly scheduled executive sessions without management.  None of Argentine law, the CNV rules or our By laws requires that any such meetings be held. Under Argentine Law, a Board of Directors must meet at least once every three months.

Nominating/Corporate Governance Committee

US listed companies must have a nominating/corporate governance committee composed entirely of independent directors.  Argentine law and regulations do not require this committee.

Compensation Committee

US listed companies must have a compensation committee composed entirely of independent directors.  Argentine law and regulations do not require this committee. However, our Audit Committee is required to give an opinion about the reasonableness of directors’ and executive officers’ compensation and stock option plans (if applicable), as proposed by our Board of Directors, and the fee paid to members of our Board of Directors is approved by our Shareholders at their annual meeting.

Audit Committee

Listed Companies must have an audit committee consisting of a minimum of three independent members. The members of the Audit Committee must be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have expertise in accounting or financial management.  Also, if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the Board of Directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s Audit Committee, and shall disclose its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K, which is filed with the SEC.

Argentine law requires an Audit Committee to be comprised of at least three members. Pursuant to CNV standards, Audit Committee members are required to have knowledge in business, financial or accounting matters and issues. In addition, CNV standards require the training of Audit Committee’s members in the practice areas that would permit them to carry out their duties on the Audit Committee. Our Audit Committee is made of three independent members. One of them qualifies as a “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert.” The Committee’s functions and duties are similar to those required by the NYSE. Furthermore, Argentine Law does not limit the number of audit committees on which a member of its Audit Committee may serve.

Code of Business Conduct and Ethic

According to Section 303 A10 of NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  In October 2005, our Board of Directors approved a “Code of Conduct” with the purpose of introducing SEC rules applicable to foreign registrants. Such code apply to all Board of Directors’ members, Audit Committee members, Senior Management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

CEO's Certification

Each listed Company CEO must annually certify to the NYSE each year that he o she is not aware of any violation by the company of the NYSE’s corporate governance listing standards. There is no such requirement under Argentine Law.

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

Dated: June 16, 2010

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

3.1

CIESA Shareholders’ Agreement. ******

4.1

Technical Assistance Agreement between TGS and EPCA dated December 28, 1992****

4.1A

Letter from TGS to Petrobras Energía, dated November 7, 2008 proposing amendments to the Technical Assistance Agreement. ********

4.1B

Letter from Petrobras Energía to TGS, dated November 7, 2008, accepting TGS’s proposed amendments to the Technical Assistance Agreement. ********

4.2

Ethane supply agreement between TGS and PBB Polisur S.A. ******

4.3

Propane and Butane supply agreement between TGS and PIFCo.

4.4

Natural gasoline supply agreement between TGS and Trafigura.

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

******** Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2009 (Commission File No. 1-13396).

EXHIBIT 4.3

Propane and Butane supply agreement between TGS and PIFCO

PROPANE AND BUTANE SALE AND PURCHASE CONTRACT

This agreement is enter by and between PETROBRAS INTERNATIONAL FINANCE COMPANY (hereinafter referred to as “Buyer”), a corporation duly organized and existing under the laws of the OF CAYMAND ISLANDS, having its registered office located at 4 th floor Harbour Place, 103 South Church Street, Georgetown , Grand Cayman, Cayman Islands, p.o. box 1034GT-BWI and

TRANSPORTADORA DE GAS DEL SUR S.A., a corporation duly organized and existing under the laws of Argentina, having its registered office located at Don Bosco 3.672, 7th Floor, Buenos Aires, Argentina, (hereinafter referred as  “Seller”) and shall be governed by the following terms and conditions:

ARTICLE 1:

THE SELLER

TRANSPORTADORA DE GAS DEL SUR  S.A. – TGS

Don Bosco 3.672 – 7th Floor – Buenos Aires – Argentina

THE BUYER

PETROBRAS INTERNATIONAL FINANCE COMPANY

4 th floor Harbour Place, 103 South Church Street, Georgetown , Grand Cayman, Cayman Islands, p.o. box 1034GT-BWI

ARTICLE 2: PERIOD

From September 1st 2009 to December 31st 2010.

ARTICLE 3:  PRODUCTS

Commercial Propane and/or Commercial Butane (Refrigerated and/or pressurised)

ARTICLE 4: QUALITY

Meeting GPA NORM 2140 – 97.

ARTICLE 5: QUANTITY

Approximately 310.000 mt. of Commercial Propane and/or Commercial Butane intended to be delivered as follows:

September 1st 2009 to April 30th 2010: 180,000 mt

May 1st 2010 to August 31st 2010: 40,000 mt

September 1st 2010 to December 31st 2010: 90,000 mt

Any additional availability of Commercial Propane and/or Commercial Butane that Seller may have for export ex-Bahia Blanca by ship in each period above mentioned, exceeding the contractual quantities by up to 25%, may be offered by the Seller and the Buyer must buy this offered quantity under the terms and conditions of this contract.

ARTICLE 6: DELIVERY

The agreed quantity shall be given and taken FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina.

ARTICLE 7: PRICE

The price FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina of the product purchased and sold under this Contract shall be calculated as follows:

A) COMMERCIAL PROPANE

CPP = [(CPMB * CFP) ± DP]

Where:

CPP: is the price, in U.S. Dollars, of each Metric ton of commercial Propane purchased and sold under this Contract.

CPMB: is the arithmetic average of 3 daily valid mean quotations of the Propane non-LDH Mont Belvieu as published by Platt's Petrochemical Alert on the 3 days before the date of bill or Lading (B/L – 3; B/L – 2; B/L –1).

CFP: Conversion factor for Propane: 521 US gallons per Metric ton.

During the period from September 1st 2009 to April 30th 2010: DP: USD 4.97/MT (U.S. dollars four with ninety seven cents, per Metric ton).

During the period from May 1st 2010 to August 31st 2010: DP: USD 10.11 /MT (U.S. dollars ten with eleven cents, per Metric ton).

During the period from September 1st 2010 to December 31st 2010: DP: USD 4.97/MT (U.S. dollars four with ninety seven cents, per Metric ton).

Valid quotations are those effective on the days which Platt' s Petrochemical Alert publishes them.

B) COMMERCIAL BUTANE

2.13CBP = [(CBMB * CFB) ± DB]

Where:

CBP: is the price, in U.S. Dollars, of each Metric ton of commercial Butane purchased and sold under this Contract.

CBMB: is the arithmetic average of 3 daily valid mean quotations of the Normal Butane non-LDH Mont Belvieu as published by Platt's Petrochemical Alert on 3 days before the date of bill or Lading (B/L – 3; B/L – 2; B/L –1).

CFB: Conversion factor for Butane: 453 US gallons per Metric ton.

During the period from September 1st 2009 to April 30th 2010: DP: USD 14.85/MT (U.S. dollars fourteen with eighty five cents, per Metric ton).

During the period from May 1st 2010 to August 31st 2010: DP: USD 30.85/MT (U.S. dollars thirty with eighty five cents, per Metric ton).

During the period from September 1st 2010 to December 31st 2010: DP: USD 14.85/MT (U.S. dollars fourteen with eighty five cents, per Metric ton).

Only valid quotations are those effective on the days which Platt' s Petrochemical Alert publishes them.

All calculations shall be made with maximum four decimals.

The final price shall be rounded to two decimal places as follows:

-

if the third decimal place is equal to four or any number lower than four the such third decimal and more decimal shall be ignored.

-

If the third decimal place is equal to five or any number higher than five, then one digit shall be added to the second decimal point and the rest shall be ignored.

ARTICLE 8:  NOMINATION:

Before the 11th day of each month the Seller shall inform the two following deadlines and the Commercial Propane and/or Commercial Butane maximum volumes to be discharged by the Buyer in order to avoid any loss of production due to storage saturation and the stoppage of the Seller’s producing plant.

Buyer shall send the loading program, including cargo size and vessel's name specifying a five (5) day range for each lifting, no later than the fifteenth day of the previous month, which includes a minimum quantity to be lifted by Buyer as indicated by Seller according to the preceding paragraph.

Seller shall confirm his acceptance of such program within the next following five (5) days or submit alternative ranges to the Buyer.

The final agreed program shall be binding for both parties.

In case an agreed program can not be reached by the 20th day of the previous month, the Seller’s alternative program will be binding for both parties.

Four (4) days before the first day of each five (5) days range for each lifting, Buyer shall confirm a three (3) days laycan within said range.

Notwithstanding any other provisions contained herewith, parties shall mutually agree acceptable changes to loading ranges (laycan) in order to reach, whenever possible, the optimum loading program for Seller and Buyer.

ARTICLE 9: INVOICING and PAYMENT

Payment shall be made in U.S. dollar by telegraphic transfer within thirty (30) days after b/l date (b/l date excluded) to Seller appointed bank account against presentation of following documents:

a) signed original commercial invoice

b) 3/3 original bills of lading issued or endorsed to the order of Buyer.

c) certificate of origin.

d) certificates of quality and quantity issued by independent inspectors at loading port.

If documents from b) to d) are not available on the due date, Buyer agrees to pay Seller upon presentation of signed original commercial invoice and Seller Letter of Indemnity according to the sample of Letter of Indemnity in Annex II.

Seller will do their best efforts to present documents from “a)” to “c)” to Buyer by air courier within five (5) working days after completion of loading operations.

In case the cargo destination is Brazil, the original documents for the cargo have to be presented within 40 (forty) days from the B/L  date as per Brazilian port Authorities request.  In case Seller do not comply with deadline, Buyer reserves the right to claim against Seller using legal procedures for any losses/penalties that may be incurred resulting for non presentation for the original documents within this time and charged to Buyer by the Brazilian authorities.

Seller shall instruct the inspectors to telefax documents in item d) to Buyer within 3 working days after completion of loading operation and original shall follow.

In case the cargo destination is country of Mercosur, Seller must present all necessary documents to issue the certificate of origin in Mercosur format to the argentine authorities, within 8 (eight) days from the B/L date.  In case Seller don’t have the necessary documents to accomplish the issuing documents as per item c), Seller must reserve a number with the Argentinean authorities within 10 (ten) Argentinean working days from B/L date and deliver the documents in due time in such way that the authorities are able to issue such certificate according Mercosur legislation provided that conditions to calculate the final prices are available within sycg deadline.

If the above is accomplished, Seller shall not be responsible ir argentine authorities fail to issue the origin certificate following Mercosur´s regulations.

If payment due date falls on Saturday or bank holiday other than a Monday, payment shall be made on the immediately preceding business day. If payment due date falls on a Sunday or a Monday day bank holiday, then payment shall be made on the immediately following business day.

If an invoice is not paid when due, it shall accrue interest from that date until payment in full at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for deposits at six (6) months plus three (3) per cent per annum U.S. dollar one (1) month as posted at Natwest bank 11:00h London on the bill of lading date, and such interest shall be payable on demand.  All interest shall be calculated on the basis of 360 days and actual days elapsed.

ARTICLE 10: INSPECTION

An independent inspector acceptable to Seller and Buyer shall be appointed to witness the quantity and quality of the cargo. This inspection shall be binding for the parties save for fraud or manifest error. All costs of the inspection shall be equally shared between Buyer and Seller.

ARTICLE 11: LAYTIME AND DEMURRAGE

As per Clause 5° . Annex I.

ARTICLE 12: FORCE MAJEURE:

Seller shall not be obligated to deliver or Buyer obligated to receive product hereunder when, while and to the extent that Seller is prevented from delivering the product or Buyer is prevented from receiving the product due to acts of god, fires, accidents, strikes or other labor disturbances, war, declared or undeclared embargoes, perils of the sea, a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by any governmental entity, acts of civil or military authorities, disruption of Seller’s supplies or any other causes beyond the control of the party unable to perform whether or not similar to the causes herein specified. In any such event preventing performance, same shall be delayed for a period not to exceed thirty (30) days or at option of party unable to perform shall be excused provided that any liability for payment therefore existing under no circumstances be extinguished but shall, on the contrary, remain in full force and effect.

If the event of Force Majeure should continue for a period greater than sixty (60) consecutive Days, then and in such event, Seller or Buyer shall have the right to terminate the Sales Contract and neither party shall thereafter have any rights against the other (except in connection to the amounts owed by Buyer to Seller before proper notice of the Event of Force Majeure has been given).

ARTICLE 13: INSURANCE:

For Buyer care and account as per FOB Incoterms 2000 deliveries.

ARTICLE 14: DOCUMENTARY INSTRUCTIONS:

Buyer shall inform Seller full documentary instructions for each cargo in due time.

ARTICLE 15: TITLE, RISK AND INDEMNITY

Title, risk and responsibility for the commercial propane and/or commercial butane sold under this contract shall pass from seller to buyer at the delivery point, when said commercial propane and/or commercial butane passes the flange connecting the shore facilities with the vessel’s manifolds. Seller guarantees that any quantity of commercial propane and/or commercial butane delivered and sold under this contract shall be free and clear of any lien or encumbrance on the material title of the product.

From the delivery point onwards, buyer shall be solely liable and responsible for the commercial propane and/or commercial butane delivered and shall assume all risks, charges and expenses of the commercial propane and/or commercial butane, including any lost or claim of the transported commercial propane and/or commercial butane.

Each Party shall be solely liable for damages to or losses of its own property and the property it has hired from Third Parties regardless of how or who caused the damages and/or losses, including, damages and/or losses caused by negligence of the other Party or its employees or its agents or its servants. Each Party shall defend, indemnify and hold the other Party harmless from and against any direct or indirect damages or losses arising out of any actions, defects or omissions, imputable to that Party, its employees, its agents or its servants, even if caused by negligence of the other Party’s employees, agents or servants. Each Party shall be solely liable towards Third Parties for all losses, damages or injuries to persons or property of said Third Parties arising out of its acts or omissions or those of its employees, its agents, its servants or caused to property under its care, custody or control, be it owned or not.

ARTICLE 16: CLAIMS:

Claims if any, must be substantiated within 90 (ninety) days after the date of the bill of lading beyond that period no claims will be considered.

ARTICLE 17: LAW AND JURISDICTION:

The validity and interpretation of this contract shall be governed by English Law. Any dispute hereunder shall be settled under the arbitration rules of the London Court of International Arbitration. Each party shall appoint one arbitrator and the two appointed arbitrators shall appoint a third one to act as chairman of the arbitration panel. In case of no agreement the third arbitrator shall be appointed by the London Court of International Arbitration.  The parties are bound to do their utmost to find an amicable solution before applying to the London Court of International Arbitration.

ARTICLE 18: GENERAL TERMS AND CONDITIONS:

Terms and Conditions except specifically mentioned above shall be in accordance with Incoterms 2000 with latest amendments for FOB deliveries.

ARTICLE 19: NOTICES

(A)

FOR ALL LEGAL EFFECTS STEM FROM THIS CONTRACT, THE PARTIES ESTABLISH THEIR RESPECTIVE DOMICILES IN THE PLACES MENTIONED BELOW.

SELLER

TRANSPORTADORA DE GAS DEL SUR S.A.

DON BOSCO 3672, 7TH FLOOR, CIUDAD AUTONOMA DE BUENOS AIRES – REPUBLICA ARGENTINA

ATT.: MR. JUAN IGNACIO DE URRAZA

TELEFAX: 54 11 4865-9050 EXT 1170

BUYER

PETROBRAS S.A.

AV. REPúBLICA DO CHILE 65 – 19TH FLOOR – ROOM 1901 – CEP 20031-912 – RIO DE JANEIRO – RJ - BRAZIL

ATT.: MR. FERNANDO COLARES NOGUEIRA

TELEFAX: 55 21 3224-7816 / FAX: 55 21 2262-7542

(B)

THE COMMUNICATIONS TO THE TERMINAL FOR PURPOSES OF THIS CONTRACT SHOULD BE SENT TO: RUBEN OSVALDO PRADO

EMAIL ADDRESS: RUBEN_PRADO@TGS.COM.AR

TELEFAX: 54  291 4570214 EXT 222

1

ARTICLE 20: MISCELANNEUS

The Parties accept as part of this Contract the Annex I, Annex II, and Annex III.

RIO DE  JANEIRO, SEPTEMBER 1th, 2009

___________________________________________

TRANSPORTADORA DE GAS DEL SUR S.A. - TGS

____________________________________________________

PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCO

2

      ANNEX I

TRANSPORTADORA DE GAS DEL SUR S.A.

DELIVERY AND LOADING PROTOCOL

Applicable to F.O.B. COMMERCIAL PROPANE AND COMMERCIAL BUTANE SALES

Puerto Galván – Bahía Blanca - Argentina

1.

DEFINITIONS

For the purpose of this Contract the following terms have the following meanings (as hereinafter defined), unless the context otherwise requires,

“Contract” means these “Commercial Propane and Commercial Butane Sale and Purchase Contract“ jointly with any other document with or which are incorporated or “herein” or “hereunder” referred to the Contract , including Annex I, Annex II, and Annex III.

“BUYER” means PETROBRAS INTERNATIONAL FINANCE COMPANY and /or its assignee.

“Commercial Propane and/or Commercial Butane” means the Propane and/or the Butane that complies with the GPA norm 2140-97

“Day” means a period of 24 (twenty-four) hours starting from 00.00 hours midnight and ending 24 (twenty-four) hours later. All the days refered are calendar days.

“Delivery Point” means the hose flange connecting the entry valve of the Terminal with the vessel’s manifold.

“ETA” means Estimated Time of Arrival.

“FORCE MAJEURE” means the effective occurrence of any act or event that is unforeseeable, insurmountable and outside of the control of the Party that invokes it, as defined in Article 12 of the Contract.

“GPA” means the Gas Processors Association.

“mt” means Metric Tons a quantity equivalent to one thousand (1,000) kilograms.

“Month” means a calendar month.

“NOR” means Notice of Readiness

“Party or Parties” shall mean the Buyer or Seller or both.

“Port Regulations” shall mean the regulations issued by Consorcio de Gestión del Puerto de Bahía Blanca y Prefectura Naval Argentina- In case of any conflict between this Annex I and the Port Regulations, the last one will prevail.

“CGPBB”: Consorcio de Gestión del Puerto de Bahía Blanca.

“PNA”: Prefectura Naval Argentina.

“SELLER” means Transportadora de Gas del Sur S.A.

“Terminal” means the L.P.G. receiving, loading, storage and tank at Seller’s installations and facilities at Puerto Galván – Bahía Blanca – Argentina.

2.

DELIVERY

a.1

The commercial propane and commercial butane under this Contract shall be delivered to Buyer in bulk Free On Board nominated vessels provided by Buyer at the loading Terminal.

a.2

Vessel shall comply with current Port Regulations and must be acceptable to the Terminal.

a.3

Vessel shall also comply and abide by the laws, rules, and regulations in force at the Terminal and port area, including but not limited to customs, operations, health, safety and the environment care.

a.4

Buyer shall ensure that the relevant provisions of the Contract, this Operational Protocol, the Port Regulations and any other appropriate written procedures issued by the Terminal or by the Port authorities are made known to vessel owners, charterers and Masters of the vessels lifting Commercial Propane and/or Commercial Butane at the Terminal.

a.5

In the event that Buyer’s nominated vessel is found by the Terminal following safety and tank inspection, to be unready or unfit for loading, or the Buyer’s nominated vessel does not comply with all applicable laws, rules and regulations, or any of them, in force at the Terminal or Port may refuse to berth or load the said vessel until the required conditions are met.

a.6

Seller shall not be liable for the consequences of rejection of the vessel hereunder.

a.7

Vessel shall not discharge any liquid in the Terminal ant Port area, except as expressly permitted and approved by the Terminal and/or CGPBB and/or PNA.

a.8

Any loss or damage to Commercial Propane and Commercial Butane or to any property or person at or around the Terminal and Port caused by Vessel’s fault shall be borne by Buyer.

a.9

Any loss or damage incurred by Seller (including any loss or damage incurred due to resulting delay in berthing other vessels waiting to load) as result of any failure by Vessel to comply in due time with any of the provisions of the Contract shall be reimbursed by Buyer to Terminal and/or CGPBB.

a.10

All vessels nominated by Buyer shall be enrolled in ITOPF (International Tanker Owner Pollution Federation) or have mutually acceptable L.P.G. pollution insurance. Jointly with their Club P&I, the ship owners shall have insurance coverage for contamination damages in the amount of United States Dollars 700,000,000. In the case that the insurance coverage were only for United States Dollars 500,000,000 and its increase to United States Dollars 700,000,000 carried an additional cost for the ship owner, then the United States Dollars 500,000,000 insurance coverage shall be acceptable.

a.11

Seller shall promptly inform Buyer of any change in the laws, rules and regulations mentioned in Clause 2.

3.

SCHEDULE OF DELIVERIES

1.1

At least fifteen (15) Days before the first day of five (5) days range for each lifting, Buyer shall confirm in writing to the Seller:

(a)

The name of the vessel, its relevant details including size and deadweight (DWT), capacity, any other pertinent physical characteristics and ETA (Estimated Time of Arrival),

(b)

The quantity of Commercial Propane and/or Commercial Butane +/- 5% Seller’s option, to be lifted, according to the shipping schedule program.

(c)

Country of discharge, and,

(d)

Documentary instructions.

The Seller shall confirm acceptance of the vessel by Notice to Buyer.

3.2

Once the final lifting program is agreed between Buyer and Seller, if Buyer proposes to revise it, Seller may accept or reject the revised date and any acceptance shall (whether or not specifically stated) be subject to the condition that laytime shall not commence until the vessel is all fast and Commercial Propane and Commercial Butane is available at the berth designated by Seller.

3.3

If Buyer fails to make timely nomination and/or timely submission of all of the information as to any vessel according to this Contract, Seller may decline to accept the nomination and may revoke any acceptance given, or may accept or reaffirm the acceptance or the nomination without liability for demurrage for any delay of the vessel arising out of said failure.

4.

ARRIVAL, LOADING AND DEPARTURE OF VESSELS

4.1

If at any time the Buyer is not able, for any reason, to ensure that the nominated vessel shall reach the Terminal during the Date Range determined according to Clauses 3, Buyer shall immediately advise the Terminal by fax or electronic mail, with copy to the Seller.

If at any time, in the opinion of the Terminal, this failure to lift will bring the Terminal to an excess storage position, Buyer shall use its best efforts to lift the scheduled cargo in compliance with any revised Lifting Program issued by the Terminal and acceptable to Seller. If Buyer, despite its best efforts, cannot comply with the revised Lifting Program, Buyer shall promptly inform the Terminal of such non compliance by fax or electronic mail to take all necessary measures to avoid an excess storage situation at the Terminal.

4.2

Buyer shall arrange for the Master of the vessel to advise by fax or electronic mail the vessel’s ETA in accordance with the Port Regulations in force and in any case seventy-two (72), forty-eight (48) and twenty-four (24) hours before arrival and thereafter any variation of more than three (3) hours.

Notice of the ETA shall include the date and hour of estimated arrival utilizing local time at the Terminal.

NOR shall not be received by the Terminal until the vessel has anchored at the customary location at the Terminal, or as otherwise as advised to the Master by the Terminal, and is ready to load Commercial Propane and/or Commercial Butane.

Notwithstanding NOR having been tendered to the Terminal, if the vessel is found by Terminal following safety and tank inspections, to be unready or unfit for loading in the Terminal’s founded opinion, the Buyer shall be obliged to give a new NOR when its vessel is ready to load Commercial Propane and/or Commercial Butane.

4.3

Master of Vessel or his representative shall tender the Terminal written NOR to load provided that, such notice shall not be given until after Vessel has entered the anchorage or other customary waiting area in accordance with the instructions of the Terminal. If any such NOR is tendered outside the permitted operating time, then it shall only take effect as from the time that the Terminal permits such NOR to be tendered.

4.4

If NOR to load is tendered outside the agreed laycan vessel shall be loaded as soon as the Terminal can reasonably accommodate it.

4.5

Loading in no case shall commence until Terminal’s is satisfied with the safety procedures as per the Port Regulations in force.

4.6

The Terminal shall have the right at any time to remove vessel from the loading berth according to the Port Regulations in force.

4.7

If Vessel is shifted because of inability for whatever reason to receive Commercial Propane and/or Commercial Butane at the rate of delivery available at the Terminal, Seller shall not be obliged to complete loading except during such time as the loading berth shall be available and not required by any other Vessel, and Seller shall not be obliged to pay any expenses incurred in such shifting.

4.8

Vessel shall vacate the loading berth as soon as possible after completion of loading.  Vessel shall have up to two (2) hours after completion of loading and documentation delivery to vacate the loading berth, and more than two (2) hours subject to mutual agreement with the Terminal.

4.9

Loading shall be deemed completed upon disconnection of delivery hoses.

4.10

One (1) business Day after having issued the bill of lading or the certificate of quantity and quality, the Independent Inspectors - jointly appointed by mutual agreement between the Parties – shall advise Buyer by fax or electronic mail of the date of completion of loading

4.11

If buyer's vessel fails to arrive prior to 23.59 of the third Day of the three Day Laycan for any reason excluding force Majeure, then and without prejudice to any other  rights the seller may have, the buyer shall reimburse the seller for any and all direct costs, losses and expenses whatsoever which seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting storage (whether offshore or onshore) for its nominated commercial propane and/or commercial butane provided competitive. Sellers always to advise buyers prior to finding an alternative and buyers to assist where possible in any offshore storage chartering / activities.

5.

LAYTIME AND DEMURRAGE

0.1

Seller shall be allowed a laytime period of forty eight (48) hours within which to complete the loading of a cargo of Commercial Propane and/or Commercial Butane not exceeding sixteen thousand (16,000) mt.

5.2

The period allowed to Seller for loading and the time actually taken to load vessel shall commence when the vessel is all fast in berth or six (6) hours after the tendering of NOR, whichever is the earlier, except that:

(a)

In the event that a vessel arrives within its Date Range, laytime shall commence at the earlier of:

(1)

Six (6) hours after NOR is tendered by the Master of the vessel to the Terminal,

(2)

When the vessel is all fast in berth

(a)

If NOR is tendered by the vessel before the first Day of its Date Range, laytime shall commence at the earlier of:

(1)

When the vessel is all fast in berth

(2)

At 06.00 hours local time on the first Day of its agreed Date Range.

(a)

If NOR is tendered later than the last Day of the Date Range, laytime shall commence on commencement of loading of the Commercial Propane and Commercial Butane

5.3

The period and the time shall end when loading is completed and hoses disconnected.

5.4

The time actually taken to load vessel shall for the purposes hereof exclude time consumed due to the following:

(a)

Movement of vessel from anchorage to all fast at loading;

(b)

Waiting and obtaining customs and immigration clearance and/or free pratique and/or sanitary

(c)

Ballasting, discharge of clean ballast or slops, bunkering;

(d)

Any delay or time spent caused by the Buyer or vessel's failure to comply with the requirements of this Contract;

(e)

Inability of the vessel to receive Commercial Propane and/or Commercial Butane at the rate of delivery available at the loading terminal;

(f)

Operation of the laws, regulations, decisions or custom of the Port or of any government or terminal authority of Buyer or Owner of vessel,

(g)

Delay in or suspension of loading if directed by Seller because of Buyer failure to comply with the requirements of the Agreement between Seller and Buyer relating to payment;

(h)

Force Majeure.

5.5    If the time actually taken to load vessel after deducting all time excluded by the provisions of Clause 5.4 exceeds the period allowed for loading as defined in Clause 5.1, Seller shall pay to Buyer:

For nominated cargoes up to 5.000 (Five thousand metric tons): US$ 15,000. (u.s. dollars fifteen thousand, no cents) per day o “prorrata temporis”.

For nominated cargoes of more than 5.000 ( five thousand metric tons) and up to 10.000 (Ten Thousand Metric Tons): US$ 20,000. (u.s. dollars twenty thousand, no cents) per day o “prorrata temporis”.

For nominated cargoes more than 10.000 (Ten Thousand Metric Tons): US$ 25,000. (u.s. dollars twenty-five thousand, no cents) per day o “prorrata temporis”.

5.6

Seller shall in no event be liable to pay demurrage if Buyer’s claim is received by Seller more than ninety (90) days after the date of the bill of lading.

5.7

Buyer shall have no claim against Seller otherwise than for demurrage as provided herein in respect of the time taken by Seller to load Vessel or the time spent by Vessel at and around the Terminal.

5.8

Seller shall respond to, settle and if justified, pay all claims presented by Buyer exclusively with respect to the demurrage claims as per clause 5.7. If claims are not responded to, or paid, within forty-five (45) days from receipt of claim, Seller shall pay Buyer interest related to the time of the delay at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for deposits at six (6) months plus three (3) per cent per annum U.S. dollar one (1) month as posted at Natwest bank 11:00h London on the bill of lading date, and such interest shall be payable on demand.  All interest shall be calculated on the basis of 360 days and actual days elapsed.

5.9

Bad weather and/or ebb of flood tide causing interruption of loading or impossibility to load the cargo normally being an occurrence beyond sellers/buyer control shall have its duration equally shared between parties for deductions from laytime. Such occurrences must be documentary supported.

5.10

Demurrages due to governmental waivers for LPG exports delays will be equally shared between parties for deductions from laytime.

6.

MEASUREMENT, SAMPLING AND INSPECTION

6.1

The quantity and quality of Commercial Propane and/or Commercial Butane will be determined at the Terminal by a mutually appointed independent inspector (charges for it will be shared equally between Buyer and Seller) by measuring the shore tanks immediately before and after loading in accordance with the latest revised ASTM-IP Petroleum Measurements Tables and the GPA 2140-97. The results of this inspection, which includes but is not limited to measurement, sampling and testing, shall be treated as conclusive as to quantity and quality loaded.

6.2

Four (4) samples of Commercial Propane and/or Commercial Butane loaded on Vessel will be taken at the loading Terminal:

- one for the Buyer,

- one for the Terminal

- one for Customs, if required

- one for the Vessel Captain, if required,

The Terminal will retain its sample for a period of thirty (30) days from the Bill of Lading date. However, Buyer can request the Terminal to retain the samples for an additional thirty (30) days should it be necessary.

6.3

The quantity and quality determination of each shipment of Commercial Propane and/or Commercial Butane shall be determined, at the Terminal of the Loading Port, always under witness of the Independent Inspector mutually acceptable to both parties. Buyer may at its expense witness the quality and quantity determination of each shipment after previous notice in writing to Seller.

6.4

The quantity of Commercial Propane and/or Commercial Butane shall be determined by taking the temperature and measuring the content of the shore calibrated tank, from which delivery is made, before and after delivery. The specific density shall be calculated analytically by the independent inspector at each lifting through chromatography and used in the calculation of quantity in vacuum.  The conversion factor from gallons to cubic meters shall be as per Table 58 – ASTM-IP (American Standard Testing Materials) U.S. Gallons, Barrels, per Metric ton.  The chromatographic density shall be calculated to four (4) decimal places. Quantity determination shall be in accordance with approved methods as published by the API in the Manual of Petroleum Measurement Standards (hereinafter API Manual).

3

Annex II

LETTER OF INDEMNITY

We refer to a cargo of __________ metrics tons of Commercial Propane / Commercial Butane shipped on board the lpg/c ___________________________ at the Port of Galvan – Bahía Blanca (Argentina) pursuant to bills of lading dated on __________________.

Although we have sold and transferred title of said cargo to you, we have been unable to provide you with the original bill of lading covering the said sale.

In consideration of you paying the full purchase of  xxx  United States dollars, we hereby expressly warrant that we have marketable title of the cargo, free and clear of any lien or encumbrance to such material title, and that we have full right and authority to transfer such title and effect delivery of such material to you.

We further agree to make all reasonable efforts to obtain and surrender to you as soon as possible the original bills of lading, and other shipping documents, and to  protect, indemnify and save you harmless from and against any and all   damages  costs and expenses (including reasonable attorneys fees) which you may suffer by reason of the original bills of lading and any other shipping document remaining outstanding, or breach of the warranties given above, including but not limited to, any claims and demands which may be made by a holder or transferee of the original bills of lading, or by any other third party claiming an interest in or lien on the cargo or proceeds thereof. Our obligation to indemnify you is, of course, subject to the conditions that you shall give us prompt notice of the assertion of any claim (s) and full opportunity to conduct the defense thereof and that you shall not settle any such claim (s) without our approval, which shall not be unreasonably withheld.

This letter of indemnity shall be governed by the laws of England and any dispute shall be referred to arbitration in accordance with the terms of the sales and purchase Contract of [product], dated xxx, executed by and between_______________ (as buyer) and Transportadora de Gas del Sur. ( “seller”).

This letter of indemnity shall expire and become null and void upon our tendering the original bills of lading, and other shipping documents to you and their acceptance by you.

4

Annex III

TGS –PUERTO GALVAN – MARITIME TERMINAL

GEOGRAPHICAL LOCATION:

The maritime terminal operated by Transportadora de Gas del Sur (TGS) belongs to a public pier (its use regulation is provided by Rule 5/95 from CGPBB) located at “Posta de Inflamables” Puerto Galván City of Bahía Blanca, Province of Buenos Aires, Argentine Republic.

TGS operates at site N° 2 within the existing facilities at Posta de Inflamables, Puerto Galván.

FACILITIES DESCRIPTION:

TGS has two sites with facilities that take part in each tanker load. We define them as terminal and port. The distance between these two sites is 2,400 meters following the pipes trace that interconnect them.

AT THE TERMINAL:

The Terminal has facilities for LPG storage both at pressurised (propane and butane) in spherical containers as for refrigerated products (propane and butane) in vertical cylindrical tanks. The corresponding pumps and pipes for sending products , propane as well as butane, in its two conditions pressurised or refrigerated.

AT THE PORT:

The port has connection pipes with the plant to move the products, propane and butane, at pressurised towards the loading arms for its final load in tankers. The diameter of this line is 12”. For loading ships there exists a loading arm for pressurised products, liquid propane and butane with a 8” diameter.

For loading refrigerated products, propane and butane the liquids line has 18” whereas the conditioning line is 3”, both of them with thermal isolation. For the load of this products there also exist two loading arms with a diameter of 10”.

FLOWS AND LOADING CONDITIONS:

REFRIGERATED PRODUCTS:

The loading flow both for refrigerated propane and butane is performed with two centrifugal pumps and its value is 600 Mt/ hour each. Therefore, the maximum loading flow is 1200 Mt/ hour.

The temperature of refrigerated products at the end of the line is -39/ 40 °C for propane and -4/6 °C for butane.

The maximum pressure at the end of the line is 12 kg/cm2

PRESSURISED PRODUCTS:

In this case there are two centrifugal pumps that have a flow of 150 Mt/ hour both for propane and butane. For this reason, there is a maximum flow of pressurised products of 300 Mt/ Hour.

The temperature of room products will vary depending on the year season and the pressuriseds between 10°C and 38°C

The maximum pressure of 17 Kg/cm2

SIZE OF CARGO:

REFRIGERATED PRODUCTS:

Propane: 10.000 Mt.

Butane:     6.000 Mt.

PRESSURISED PRODUCT:

Butane:    3.000 Mt.

TIME OF LINES CONDITIONING:

In the case of refrigerated products it is necessary to perform lines conditionings from the plant up to the port before loading. This means turning the product from pressurised to the temperature necessary to be pumped, that in some cases may be 60 °C. This has to be done at a precise flow that requires an approximate time of 6 hours if the pumping begins with propane and 4 hours if it begins with butane. The product change also has an associated time of 4 hours for the lines conditioning.

LPG LOADING ARMS:

The dimensions of the loading arms are the following. Between the floating line (water line) and the loading manifold:

Refrigerated products:  14,70 meters

Pressurised products:  8,50 meters

5

EXHIBIT 4.4

Natural gasoline supply agreement between TGS and TRAFIGURA

NATURAL GASOLINE SALE AND PURCHASE CONTRACT

January 1st , 2010

This contract (hereinafter the “Contract”)  is entered into by and between:

TRAFIGURA BEHEER B.V., AMSTERDAM, BRANCH OFFICE LUCERNE, a corporation duly organized and existing under the laws of Switzerland, having its registered office located at

ZÜRICHSTRASSE 31, POSTFACH 4268, CH-6002 LUCERNE, SWITZERLAND (hereinafter referred to as “Buyer”), and

TRANSPORTADORA DE GAS DEL SUR S.A., a corporation duly organized and existing under the laws of Argentina, having its registered office located at Don Bosco 3672, 7 piso, Buenos Aires, Argentina, (hereinafter referred to as “Seller”) and shall be governed by the following terms and conditions:

ARTICLE 1:

THE SELLER

TRANSPORTADORA DE GAS DEL SUR  S.A. – TGS

Don Bosco 3672 – 7 piso – Buenos Aires – Argentina

THE BUYER

TRAFIGURA BEHEER B.V., AMSTERDAM,
BRANCH OFFICE LUCERNE,
ZÜRICHSTRASSE 31

POSTFACH 4268
CH-6002 LUCERNE
SWITZERLAND.

ARTICLE 2: PERIOD

From January 1st 2010 to June 30th 2011.

ARTICLE 3:  PRODUCT

Natural Gasoline.

Mogas Blending and / or Petrochemical destination.

ARTICLE 4: QUALITY

Quality as following specifications

DESCRIPTION	METHOD	VALUE
Density (15°C)	ASTM-1298-1990	0.645 – 0.700
Initial Boiling Point-IBP-(°C)	ASTM-D-86-1993	Min 30
Final Boiling Point-FBP-(°C)	ASTM-D-86-1993	Max 130
Sulfur (PPM)	ASTM-D-5453-2003 or ASTM-D-4294 or D-1266	Max 500
Paraffins (% wt)	ASTM-D-6730-2001	Min 60
Iso-Paraffins (% wt)	ASTM-D-6730-2001	Report
Olefins (% wt)	ASTM-D-6730-2001	Max 1.0
Lead (PPB)	IP 224-1996	Max 50
Reid Vapor Pressure-RVP-(PSI)	ASTM-323-1999a	Max 14.5
Chloride (PPM)	UOP 588-1994	Max 10
Copper Corrosion	ASTM-D-130-1994	Max 1
Methyl tert-butyl ether-MTBE (PPM)	ASTM-D-6730-2001	Max 50
Methanol (PPM)	ASTM-D-6730-2001	Max 10
Ethanol (PPM)	ASTM-D-6730-2001	Max 100

ARTICLE 5: QUANTITY

Approximately 190.000 MT of Natural Gasoline intended to be delivered in order of 10.500 MT per month.

Any additional availability of Natural Gasoline that Seller may have for export ex-Bahia Blanca by ship in each period above mentioned, exceeding the contractual quantities by up to 25%, may be offered by the Seller and the Buyer must buy this offered quantity under the terms and conditions of this contract.

ARTICLE 6: DELIVERY

The agreed quantity shall be given and taken FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina.

ARTICLE 7: PRICE

The price FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina of the product purchased and sold under this Contract shall be calculated as follows:

NATURAL GASOLINE

NGP = [ NGCIF/ARA  - 10.50]

Where:

NGP: Is the price, in U.S. Dollars, of each Metric ton of Natural Gasoline purchased and sold under this Contract.

NGCIF/ARA: Is the arithmetic average of 3 daily valid mean quotations of the Naphtha CIF/ARA as published by Platt's Petrochemical Alert on the day before, the day after and the date of Bill of Lading ( B/L - 1; B/L; B/L + 1).

Valid quotations are those effective on the Days which Platt's Petrochemical Alert publishes them.

All calculations shall be made with maximum two decimals.

If the bill of lading date falls on a day when there is no published quotation then the one published quotation immediately preceding the Bill of Lading date, and the 2 published quotation immediately following the bill of lading date shall apply (1/0/2)

ARTICLE 8:  NOMINATION:

Before the 11th Day of each month the Seller shall inform the two following deadlines and the Natural Gasoline maximum volumes to be loaded by the Buyer in order to avoid any loss of production due to storage saturation and the stoppage of the Seller’s producing plant.

Buyer shall send the loading program, including cargo size, specifying a five (5) Day range for each lifting, no later than the fifteenth Day of the previous month, which includes a minimum quantity to be lifted by Buyer as indicated by Seller according to the preceding paragraph.

Seller shall confirm its acceptance of such program within the next following five (5) Days or submit alternative ranges to the Buyer.

Once the program is agreed a Tolerance of  +/-  5% of the volumes included in the program shall apply to each cargo lot. This is Buyers option.

The final agreed program shall be binding for both parties.

In the event that an agreed program cannot be reached by the 20th Day of the previous month, the Seller’s alternative program will be binding for both parties.

Four (4) Days before the first Day of each five (5) Days range for each lifting, Buyer shall confirm a three (3) Days laycan within said range.

Notwithstanding any other provisions contained herewith, the Parties shall mutually agree acceptable changes to loading ranges (laycan) in order to reach, whenever possible, the optimum loading program for Seller and Buyer.

ARTICLE 9: INVOICING AND PAYMENT

Payment shall be made in U.S. Dollar by telegraphic transfer within thirty (30) Days after B/L date (B/L date excluded) to Seller’s appointed bank account against presentation of the following documents:

a) signed original commercial invoice

b) 3/3 original bills of lading issued or endorsed to the order of Buyer or the Buyers Bank

c) certificate of origin.

d) certificates of quality and quantity issued by independent inspectors at loading port.

If documents from b) to d) are not available on the due date, Buyer agrees to pay Seller upon presentation of signed original commercial invoice and Seller’s Letter of Indemnity according to the sample of Letter of Indemnity in Annex II.

Seller will make its best efforts to present documents from “a)” to “c)” to Buyer by air courier within five (5) working Days after completion of loading operations.

Seller shall instruct the inspectors to telefax and email documents detailed in item d) to Buyer within 3 working Days after completion of loading operation and to later submit the original documents.

If the cargo destination is a Mercosur country, Seller must present to Argentine authorities all necessary documents for the issue of the certificate of origin in Mercosur format, within 8 (eight) Days from B/L date.  Should Seller lack the necessary documents to complete the issuing documents as per item c), Seller must reserve a number with the Argentine authorities within 10 (ten) Argentinean working Days from B/L date and deliver the documents in due time so  that the authorities are able to issue such certificate according to Mercosur legislation provided that conditions to calculate the final prices are available within such deadline.

Upon completion of the above mentioned, Seller shall not be liable if Argentine authorities should fail to issue the certificate of origin in compliance with Mercosur regulations.

If payment due date falls on a Saturday or a bank holiday other than a Monday, payment shall be made on the immediately preceding business Day. If payment due date falls on a Sunday or a Monday Day bank holiday, then payment shall be made on the immediately following business Day.

If an invoice is not paid when due, it shall accrue interest from such due date until payment in full at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for six (6) month deposits plus two (2) per cent per annum U.S. dollar one (1) month as posted at Natwest bank 11:00h London on the bill of lading date, and such interest shall be payable on demand.  All interest shall be calculated on the basis of 360 Days and actual Days elapsed.

ARTICLE 10: STANDBY LETTER OF CREDIT:

The Buyer shall provide Seller with financial security for payment in the following form of security:

An irrevocable Standby Letter of Credit in accordance with the form to be provided by the  Buyer subject to Seller approval. The Standby Letter of Credit must be received by Seller no later than fifteen (15) business days before the first day of each five (5) days range for each lifting and must cover as minimum the total amount of said cargo. The issuing bank and confirming bank are subject to Seller approval. All bank charges are for Buyer’s account, but corresponding confirming bank charges are limited to a maximum amount of USD 80,000 per year considering a minimum lifting of 12 cargoes of 8,000 MT during a 1 year period.

Documents to be provided by Seller, including Letter of Indemnity format (as per Annex II) shall be stated in the body of the Standby Letter of Credit. Such Letter of Credit wording shall be agreed to the satisfaction of the Corporate Financial department of Seller.

In the event that Buyer doesn’t provide the Standby Letter of Credit in due time and manner, Seller shall be entitled to refuse to load the Vessel, and Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this contract without prior notification to Buyer, and without any kind of compensation to Buyer.

ARTICLE 11: INSPECTION

An independent inspector acceptable to Seller and Buyer shall be appointed to witness the quantity and quality of the cargo. This inspection shall be binding for the parties save for fraud or manifest error. All costs of the inspection shall be equally shared between Buyer and Seller.

ARTICLE 12: LAYTIME AND DEMURRAGE

As per Clause 5° . Annex I.

ARTICLE 13: FORCE MAJEURE:

Seller shall not be obligated to deliver or Buyer obligated to receive product hereunder when, while and to the extent that Seller is prevented from delivering the product or Buyer is prevented from receiving the product due to acts of God, fires, accidents, strikes or other labor disturbances, war, declared or undeclared embargoes, perils of the sea, a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by any governmental entity (including allocations, priorities, requisitions, quotas and price controls), acts of civil or military authorities, disruption of Seller’s supplies or any other causes beyond the control of the party unable to perform whether or not similar to the causes herein specified. In any such event preventing performance, same shall be delayed for a period not to exceed thirty (30) Days provided that any liability for payment therefore existing under no circumstances be extinguished but shall, on the contrary, remain in full force and effect.

If the Event of Force Majeure should continue for a period of more than sixty (60) consecutive Days, then and in such event, Seller or Buyer shall have the right to terminate the Sales Contract and neither party shall thereafter have any rights against the other (except in connection to the amounts owed by Buyer to Seller before proper notice of the Event of Force majeure has been given).

ARTICLE 14: INSURANCE:

For Buyer care and account as per FOB Incoterms 2000 deliveries.

ARTICLE 15: DOCUMENTARY INSTRUCTIONS:

Buyer shall inform Seller full documentary instructions for each cargo in due time.

ARTICLE 16: TITLE AND RISK

Title, risk and responsibility for the Natural Gasoline sold under this Contract shall pass from Seller to Buyer at the Delivery Point, when said Natural Gasoline passes the flange connecting the shore facilities with the vessel’s manifolds. Seller guarantees that any quantity of Natural Gasoline delivered and sold under this Contract shall be free and clear of any lien or encumbrance on the material title of the product.

From the Delivery Point onwards, Buyer shall be solely liable and responsible for the Natural Gasoline delivered and shall assume all risks, charges and expenses of the Natural Gasoline, including any loss or claim of the transported Natural Gasoline.

ARTICLE 17: INDEMNITY

Buyer shall indemnify and hold Seller harmless against any loss, damage or liability (i) caused by any negligence, omission, or any other act of the Buyer or its agents, or by the officers or crew of the carrying vessel (whether owned, operated, or chattered by the Buyer or its affiliates) or (ii) arising from or in connection with the berthing/unberthing of the carrying vessel, or the loading downstream of the Delivery Point, receipt, or transport of the Product sold pursuant to this Contract.

Seller shall indemnify and hold the Buyer harmless against any loss, damage or liability caused by any negligence, omission, or any other act of the Seller or its agents or representatives, arising from or in connection with the loading upstream of the Delivery Point of the Product sold pursuant to this Contract.

In no event shall either Party to this Contract be liable to the other Party for any consequential, punitive, incidental or indirect damages of any kind or nature whatsoever

ARTICLE 18: CLAIMS:

Claims if any, must be filed within 90 (ninety) Days after the date of the bill of lading. Beyond that period, the Parties shall have no right of claim.

ARTICLE 19: LAW AND JURISDICTION:

The validity and interpretation of this contract shall be governed by Argentine Law. Any dispute arising from or related to this Contract, its validity, performance, termination, and/or any damage compensations due thereby shall be finally and conclusively settled by arbitration

The arbitration language shall be Spanish, the venue of the arbitration shall be Ciudad Autónoma de Buenos Aires, Argentina, and the arbitration procedures shall be conducted in accordance with the International Chamber of Commerce Rules of Conciliation and Arbitration then in force.

Each party shall appoint one arbitrator and the two appointed arbitrators shall appoint a third one to act as chairman of the arbitration panel. In case of no agreement, the third arbitrator shall be appointed by the International Chamber of Commerce

The parties are bound to do their utmost to find an amicable solution before resorting to the arbitration procedure above mentioned.

ARTICLE 20: GENERAL TERMS AND CONDITIONS:

Terms and Conditions except specifically mentioned above shall be in accordance with Incoterms 2000 with latest amendments for FOB deliveries.

ARTICLE 21: NOTICES

(a)

For all legal effects stemming from this contract, the parties establish their respective domiciles in the places mentioned below:

SELLER

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 7 piso, Ciudad Autonoma de Buenos Aires – Republica Argentina

Att.: Mr. Juan Ignacio de Urraza

Telefax: 54 11 4865-9050 ext 1170

BUYER

TRAFIGURA BEHEER B.V., AMSTERDAM,
BRANCH OFFICE LUCERNE,
ZÜRICHSTRASSE 31

POSTFACH 4268
CH-6002 LUCERNE
SWITZERLAND.

FAX NO. (41) 41 419 4344

TEL NO: (41) 41 419 4343
TELEX:  868001 TRAF CH

ALL OPERATIONAL CORRESPONDENCE TO BE DIRECTED TO BUYER'S BUENOS AIRES SERVICE COMPANY:

TRAFIGURA ARGENTINA S.A.

OLGA COSSENTTINI 340 – PISO 3°

EDIFICIO 5 – COMPLEJO PUERTO DEL CENTRO

C1107BVA – BUENOS AIRES

ARGENTINA

(B)

FOR ALL PURPOSES HEREOF COMMUNICATIONS TO THE TERMINAL  SHALL BE SENT TO: RUBEN OSVALDO PRADO

EMAIL ADDRESS: RUBEN_PRADO@TGS.COM.AR

TELEFAX: 54  291 4570214 EXT 222

ARTICLE 22:  MISCELLANEOUS

The Parties  agree that Annex I, Annex II, and Annex III are made an integral part hereof.

1

ANNEX I

TRANSPORTADORA DE GAS DEL SUR S.A.

DELIVERY AND LOADING PROTOCOL

Applicable to F.O.B. NATURAL GASOLINE SALES

Puerto Galván – Bahía Blanca - Argentina

1.

DEFINITIONS

For the purpose of this Contract, the following terms have the following meanings (as hereinafter defined), unless the context otherwise requires:

“Contract” means these “Natural Gasoline Sale and Purchase Contract“ jointly with any other document incorporated or “herein” or “hereunder” refered to in the Contract , including Annex I, Annex II, and Annex III.

“BUYER” means

TRAFIGURA BEHEER B.V., AMSTERDAM, BRANCH OFFICE LUCERNE,   ZÜRICHSTRASSE 31 POSTFACH 4268 , CH-6002 LUCERNE, SWITZERLAND.

“Natural Gasoline” means the Natural Gasoline according to theattached specifications.

“Day” means a period of 24 (twenty-four) hours starting from 00.00 hours midnight and ending 24 (twenty-four) hours later. All the Days referred to are calendar Days.

“Delivery Point” means the hose flange connecting the entry valve of the Terminal with the vessel’s manifold.

“ETA” means Estimated Time of Arrival.

“FORCE MAJEURE” means the effective occurrence of any act or event that is unforeseeable, insurmountable and outside of the control of the Party that invokes it, as defined in Article 12 of the Contract.

“MT” means Metric Tons, a quantity equivalent to one thousand (1,000) kilograms.

“Month” means a calendar month.

“NOR” means Notice of Readiness

“Party or Parties” shall mean the Buyer or Seller or both.

“Port Regulations” shall mean the regulations issued by Consorcio de Gestión del Puerto de Bahía Blanca y Prefectura Naval Argentina- In the event of any conflict between this Annex I and Port Regulations, the latter shall prevail.

“CGPBB”: Consorcio de Gestión del Puerto de Bahía Blanca.

“PNA”: Prefectura Naval Argentina.

“SELLER” means Transportadora de Gas del Sur S.A.

“Terminal” means the reception, loading and storage at Seller’s installations and facilities at Puerto Galván – Bahía Blanca – Argentina.

2.

DELIVERY

a.1

The Natural Gasoline under this Contract shall be delivered to Buyer in bulk Free On Board nominated vessels provided by Buyer at the loading Terminal.

a.2

Vessel shall comply with current Port Regulations and must be acceptable to the Terminal.

a.3

Vessel shall also comply with and abide by the laws, rules, and regulations in force at the Terminal and port area, including but not limited to customs, operations, health, safety and the environment care.

a.4

Buyer shall ensure that the relevant provisions of the Contract, this Operational Protocol, the Port Regulations and any other appropriate written procedures issued by the Terminal or by the Port authorities are made known to vessel owners, charterers and Masters of the vessels lifting Natural Gasoline at the Terminal.

a.5

In the event that Buyer’s nominated vessel is found by the Terminal following safety and tank inspection to be unready or unfit for loading, or in the event of Buyer’s nominated vessel does not comply with all applicable laws, rules and regulations, or any of them, in force at the Terminal or Port, then the Terminal may refuse to berth or load said vessel until the required conditions are met.

a.6

Seller shall not be liable for the consequences of rejection of the vessel hereunder.

a.7

Vessel shall not discharge any liquid in the Terminal ant Port area, except as expressly permitted and approved by the Terminal and/or CGPBB and/or PNA.

a.8

Any loss or damage to Natural Gasoline or to any property or person at the Terminal and Port caused by Vessel’s fault shall be borne by Buyer.

a.9

Any loss or damage incurred by Seller (including any loss or damage incurred due to resulting delay in berthing other vessels waiting to load) as a result of any failure by Vessel to comply in due time with any of the provisions of the Contract shall be reimbursed by Buyer to Terminal and/or CGPBB.

a.10

All vessels nominated by Buyer shall be enrolled in ITOPF (International Tanker Owner Pollution Federation) or have mutually acceptable Natural Gasoline  pollution insurance. Jointly with their Club P&I, the ship owners shall have insurance coverage for pollution damages in the amount of United States Dollars 700,000,000. In the event that the insurance coverage were only for United States Dollars 500,000,000 and its increase to United States Dollars 700,000,000 carried an additional cost for the ship owner, then the United States Dollars 500,000,000 insurance coverage shall be acceptable.

a.11

Seller shall promptly inform Buyer of any change in the laws, rules and regulations mentioned in Clause 2.

3.

SCHEDULE OF DELIVERIES

3.1

At least fifteen (15) Days before the first Day of five (5) Days range for each lifting, Buyer shall confirm in writing to the Seller:

(a)

The name of the vessel, its relevant details including size and deadweight (DWT), capacity, any other pertinent physical characteristics and ETA .

(b)

The quantity of Natural Gasoline +/- 5% Seller’s option, to be lifted, according to the shipping schedule program.

(c)

Country of discharge.

(d)

Documentary instructions.

The Seller shall confirm acceptance of the vessel by notice to Buyer.

3.2

Once the final lifting program is agreed between Buyer and Seller, if Buyer proposes to revise it, Seller may accept or reject the revised date and any acceptance shall (whether or not specifically stated) be subject to the condition that laytime shall not commence until the vessel is all fast and Natural Gasoline is available at the berth designated by Seller.

3.3

If Buyer fails to make timely nomination and/or timely submission of all of the information as to any vessel according to this Contract, Seller may decline to accept the nomination and may revoke any acceptance given, or may accept or reaffirm the acceptance or the nomination without liability for demurrage for any delay of the vessel arising out of said failure.

4.

ARRIVAL, LOADING AND DEPARTURE OF VESSELS

4.1

If at any time the Buyer is not able, for any reason, to ensure that the nominated vessel shall reach the Terminal during the Date Range determined according to Clauses 3, Buyer shall immediately notify the Terminal by fax or electronic mail, with copy to the Seller.

If at any time, in the opinion of the Terminal, this failure to lift will bring the Terminal to an excess storage position, Buyer shall use its best efforts to lift the scheduled cargo in compliance with any revised Lifting Program issued by the Terminal and acceptable to Seller. If Buyer, despite its best efforts, cannot comply with the revised Lifting Program, Buyer shall promptly inform the Terminal of such non compliance by fax or electronic mail to take all necessary measures to avoid an excess storage situation at the Terminal.

4.2

Buyer shall arrange for the Master of the vessel to notify by fax or electronic mail the vessel’s ETA in accordance with Port Regulations in force and, in any case, seventy-two (72), forty-eight (48) and twenty-four (24) hours before arrival and thereafter any variation of more than three (3) hours.

Notice of the ETA shall include the date and hour of estimated arrival utilizing local time at the Terminal.

NOR shall not be received by the Terminal until the vessel has anchored at the customary location at the Terminal, or as otherwise advised to the Master by the Terminal, and is ready to load Natural Gasoline.

Notwithstanding NOR having been tendered to the Terminal, if the vessel is found by Terminal, following safety and tank inspections, to be unready or unfit for loading in the Terminal’s founded opinion, the Buyer shall be obliged to give a new NOR when its vessel is ready to load Natural Gasoline.

4.3

Master of Vessel or his representative shall tender the Terminal written NOR to load provided that such notice shall not be given until Vessel has entered the anchorage or other customary waiting area in accordance with the instructions of the Terminal. If any such NOR is tendered outside the permitted operating time, then it shall only take effect as from the time that the Terminal permits such NOR to be tendered.

4.4

If NOR to load is tendered outside the agreed laycan, vessel shall be loaded as soon as the Terminal can reasonably accommodate it.

4.5

Under no circumstances shall loading commence until Terminal is satisfied with the safety procedures as per the Port Regulations in force.

4.6

Terminal shall have the right at any time to remove vessel from the loading berth according to Port Regulations in force.

4.7

If Vessel is shifted because of inability for whatever reason to receive Natural Gasoline at the rate of delivery available at the Terminal, Seller shall not be obliged to complete loading except during such time as the loading berth shall be available and not required by any other Vessel, and Seller shall not be obliged to pay any expenses incurred in such shifting.

4.8

Vessel shall vacate the loading berth as soon as possible after completion of loading.  Vessel shall have up to two (2) hours after completion of loading and documentation delivery to vacate the loading berth, and more than two (2) hours subject to mutual agreement with Terminal.

4.9

Loading shall be deemed completed upon disconnection of delivery hoses.

4.10

One (1) business Day after having issued the bill of lading or the certificate of quantity and quality, the Independent Inspectors - jointly appointed by mutual agreement between the Parties – shall advise Buyer by fax or electronic mail of the date of completion of loading.

4.11

If buyer's vessel fails to arrive before 23:59 of the third Day of the three Day Laycan for any reason excluding Force Majeure, then and without prejudice to any other rights Seller may have, Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this contract without prior notification to Buyer, and without any kind of compensation to Buyer.

5.

LAYTIME AND DEMURRAGE

1.1

Seller shall be allowed a laytime period of fifty four (54) hours to complete the loading of a cargo of Natural Gasoline not exceeding six thousand and five hundred (6.500) MT or seventy eight (78) hours to complete the loading of ten thousand and five hundred (10.500) MT; pro rata in between.

5.2

The period allowed to Seller for loading and the time actually taken to load vessel shall commence when the vessel is all fast in berth or six (6) hours after the tendering of NOR, whichever occurs first, except that:

(a)

In the event that a vessel arrives within its Date Range, laytime shall commence at the earlier of:

(1) Six (6) hours after NOR is tendered by the Master of the vessel to the Terminal,

(2) When the vessel is all fast in berth

(b)

If NOR is tendered by the vessel before the first Day of its Date Range, laytime shall commence at the earlier of:

(1) When the vessel is all fast in berth

(2) At 06.00 hours local time on the first Day of its agreed Date Range.

(c)

If NOR is tendered later than the last Day of the Date Range, laytime shall commence on commencement of loading of the Natural Gasoline.

5.3

The period and the time shall end when loading is completed and hoses disconnected.

5.4

The time actually taken to load vessel shall, for the purposes hereof, exclude time consumed due to the following:

(a)

Movement of vessel from anchorage to all fast at loading;

(b)

Waiting and obtaining customs and immigration clearance and/or free pratique and/or sanitary;

(c)

Ballasting, discharge of clean ballast or slops, bunkering;

(d)

Any delay or time spent caused by the Buyer or vessel's failure to comply with the requirements of this Contract;

(e)

Inability of the vessel to receive Natural Gasoline at the rate of delivery available at the loading terminal;

(f)

Operation of the laws, regulations, decisions or custom of the Port or of any government or terminal authority of Buyer or Owner of vessel;

(g)

Delay in or suspension of loading if directed by Seller because of Buyer failure to comply with the requirements of the Agreement between Seller and Buyer relating to payment;

(h)

Force Majeure.

(i)

Time period not exceeding 24 hours that are needed to evacuate LPG stored on the Sellers processing facilities. This is applicable when the cargo exceeds six thousand (6500) MT.

5.5      If the time actually taken to load vessel after deducting all time excluded by the provisions of Clause 5.4 exceeds the period allowed for loading as defined in Clause 5.1, Seller shall pay to Buyer: US$ 20,000. (U.S. dollars twenty thousand, no cents) per Day or “prorrata temporis”.

5.6

Seller shall in no event be liable to pay demurrage if Buyer’s claim is received by Seller more than ninety (90) Days after the date of the bill of lading.

5.7

Buyer shall have no claim against Seller otherwise than for demurrage as provided herein in respect of the time taken by Seller to load Vessel or the time spent by Vessel at and around the Terminal.

5.8

Seller shall respond to, settle and if justified, pay all claims filed by Buyer exclusively with respect to the demurrage claims as per clause 5.7. If claims are not responded to, or paid, within forty-five (45) Days from receipt of claim, Seller shall pay Buyer interest related to the time of the delay at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for deposits at six (6) months plus three (3) per cent per annum U.S. dollar one (1) month as posted at Natwest bank 11:00h London on the bill of lading date, and such interest shall be payable on demand.  All interest shall be calculated on the basis of 360 Days and actual Days elapsed.

5.9

Bad weather and/or ebb or flood tide causing interruption of loading or impossibility to load the cargo normally being an occurrence beyond sellers/buyer control shall have its duration equally shared between parties for deductions from laytime. Such occurrences must be documentary supported.

5.10

Demurrages due to governmental waivers for Natural Gasoline exports delays will be equally shared between parties for deductions from laytime.

6.

MEASUREMENT, SAMPLING AND INSPECTION

6.1

The quantity and quality of Natural Gasoline will be determined at the Terminal by a mutually appointed independent inspector (charges for it will be shared equally between Buyer and Seller) by measuring the shore tanks immediately before and after loading.. The results of this inspection, which includes but is not limited to measurement, sampling and testing, shall be treated as conclusive as to quantity and quality loaded.

6.2

Four (4) samples of Natural Gasoline loaded on Vessel will be taken at the loading Terminal:

- one for the Buyer,

- one for the Terminal,

- one for Customs, if required,

- one for the Vessel Captain, if required.

The Terminal will retain its sample for a period of thirty (30) Days from the Bill of Lading date. However, Buyer can request the Terminal to retain the samples for an additional thirty (30) Days, should it be necessary.

6.3

The quantity and quality determination of each shipment of Natural Gasoline shall be determined, at the Terminal of the Loading Port, always under witness of the Independent Inspector mutually acceptable to both Parties. Buyer may, at its expense, witness the quality and quantity determination of each shipment following notice in writing to Seller.

a.4

The quantity of Natural Gasoline shall be determined by taking the temperature and measuring the content of the shore calibrated tank, from which delivery is made, before and after delivery. The specific density shall be determined in accordance with ASTM D1298  by the independent inspector at each lifting.  . Quantity determination shall be in accordance with approved methods as published by the API in the Manual of Petroleum Measurement Standards (hereinafter API Manual).

2

Annex II

LETTER OF INDEMNITY

We refer to a cargo of ________ metrics tons of Natural Gasoline shipped on board the vessel ____________________ at the Port of Galvan – Bahía Blanca (Argentina) pursuant to bills of lading dated on __________________.

Although we have sold and transferred title of said cargo to you, we have been unable to provide you with the original bill of lading and other shipping documents covering said sale.

In consideration of you paying the full purchase price of xxx United States dollars, we hereby expressly warrant that we have marketable title of the cargo, free and clear of any lien or encumbrance to such material title, and that we have full right and authority to transfer such title and effect delivery of such material to you.

We further agree to make all reasonable efforts to obtain and surrender to you as soon as possible the original bills of lading and other shipping documents, and to protect, indemnify and hold you harmless from and against any and all damages, costs and expenses (including reasonable attorneys fees) which you may suffer by reason of the original bills of lading and any other shipping document remaining outstanding, or breach of the warranties given above, including but not limited to any claims and demands which may be made by a holder or transferee of the original bills of lading, or by any other third party claiming an interest in or lien on the cargo or proceeds thereof. Our obligation to indemnify you is, of course, subject to the conditions that you shall give us prompt notice of the assertion of any claim(s) and full opportunity to assist you with the defense thereof and that you shall not settle any such claim(s) without our approval, which shall not be unreasonably withheld.

This letter of indemnity shall be governed by the Argentine law and any dispute shall be referred to arbitration in accordance with the terms of the sales and purchase Contract of [product], dated xxx, executed by and between _______________ (as “buyer”) and Transportadora de Gas del Sur S.A. (as “seller”).

This letter of indemnity shall expire and become null and void upon our tendering the original bills of lading, and other shipping documents to you and their acceptance by you.

3

Annex III

TGS –PUERTO GALVAN – MARITIME TERMINAL

GEOGRAPHICAL LOCATION:

The maritime terminal operated by Transportadora de Gas del Sur S.A. (TGS) belongs to a public pier (its use regulation is provided by Rule 5/95 from CGPBB) located at “Posta de Inflamables” Puerto Galván City of Bahía Blanca, Province of Buenos Aires, Argentine Republic.

TGS operates at site N° 2 within the existing facilities at Posta de Inflamables, Puerto Galván.

FACILITIES DESCRIPTION:

TGS has two sites with facilities that take part in each tanker load. We define them as terminal and port. The distance between these two sites is 15 Km following the pipes trace that interconnect them.

AT THE TERMINAL:

The Terminal has facilities in Cerri Complex for Natural Gasoline storage in vertical cylindrical tanks, and the corresponding pumps and pipes for sending natural gasoline.

AT THE PORT:

The port has connection pipes with the Terminal to move the natural gasoline towards the loading arms for its final load in tankers. The diameter of this line is 8”. For loading ships there exists a loading arm for natural gasoline with a 8” diameter.

FLOWS AND LOADING CONDITIONS:

NATURAL GASOLINE:

The loading flow for natural gasoline is performed with two centrifugal pumps and its value is 65 MT/ hour each. Therefore, the maximum loading flow is 130 MT/ hour.

The temperature of room products will vary depending on the year season and the pressures between 10°C and 38°C.

The maximum pressure is 12 Kg/cm2.

SIZE OF CARGO:

NATURAL GASOLINE:    6.500 MT.

LOADING ARMS:

The dimensions of the loading arms are the following: between the floating line (water line) and the loading manifold: 8,50 meters. In addition, the Terminal can provide hoses to secure the natural gasoline cargo.

4

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

Date: June 16, 2010

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

Date: June 16, 2010

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2009 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 16, 2010

/s/ Carlos Seijo
Carlos Seijo
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2009 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 16, 2010

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Transportadora de Gas del Sur S.A.:

1

We have audited Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2009, based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Transportadora de Gas del Sur S.A. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Transportadora de Gas del Sur S.A.’s internal control over financial reporting based on our audit.

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

5

In our opinion, Transportadora de Gas del Sur S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on  the criteria established in “Internal Control - Integrated Framework” issued by the COSO.

6

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 16, 2010 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina

June 16, 2010

SIBILLE

(Member firm of KPMG International Cooperative)

Jorge E. Dietl

Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Transportadora de Gas del Sur S.A.:

1

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

2

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

4

Accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

5

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina

June 16, 2010

SIBILLE

(Member firm of KPMG International Cooperative)

Jorge E. Dietl

Partner

TRANSPORTADORA DE GAS DEL SUR S.A.

	2009	2008	2007
Net revenues (Note 3)	1,600,648	1,419,202	1,257,273
Cost of sales (Note 13.f.)	(818,362)	(759,826)	(638,655)
GROSS PROFIT	782,286	659,376	618,618
Administrative expenses (Note 13.h.)	(67,354)	(46,320)	(42,825)
Selling expenses (Note 13.h.)	(153,415)	(181,624)	(85,774)
OPERATING INCOME	561,517	431,432	490,019
Other expense, net (Note 2.q.)	(27,145)	(15,624)	(2,594)
(Loss) / gain on related companies	(540)	1,203	590
Net financial results (Note 2.q.)	(212,120)	(98,531)	(193,495)
NET INCOME BEFORE INCOME TAX	321,712	318,480	294,520
Income tax expense (Note 2.k.)	(143,332)	(143,389)	(147,012)
Minority interest	-	-	-
NET INCOME FOR THE YEAR	178,380	175,091	147,508
Net income per share (Note 2.r.)	0.22	0.22	0.19
Net income per ADS (Note 2.r.)	1.12	1.10	0.93

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders´ contributions			Retained earnings			
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Accumulated retained earnings	Other comprehensive (loss) / income	Total shareholders' equity
Balances at December 31, 2006	794,495	1,145,012	1,939,507	165,321	677,301	-	2,782,129
Resolutions of the Ordinary Shareholders´Meeting held on April 12, 2007:							
Appropriation to legal reserve	-	-	-	17,901	(17,901)	-	-
Other comprehensive loss (Note 6)	-	-	-	-	-	(90)	(90)
Net income for the year	-	-	-	-	147,508	-	147,508
Balances at December 31, 2007	794,495	1,145,012	1,939,507	183,222	806,908	(90)	2,929,547
Resolutions of the Ordinary Shareholders´Meeting held on April 10, 2008:							
Appropriation to legal reserve	-	-	-	7,375	(7,375)	-	-
Cash dividends	-	-	-	-	(32,000)	-	(32,000)
Other comprehensive income (Note 6)	-	-	-	-	-	90	90
Net income for the year	-	-	-	-	175,091	-	175,091
Balances at December 31, 2008	794,495	1,145,012	1,939,507	190,597	942,624	90	3,072,728
Resolutions of the Ordinary Shareholders´Meeting held on March 26, 2009:							
Appropriation to legal reserve	-	-	-	8,757	(8,757)	-	-
Cash dividends	-	-	-	-	(30,000)	-	(30,000)
Net income for the year	-	-	-	-	178,380	-	178,380
Balances at December 31, 2009	794,495	1,145,012	1,939,507	199,354	1,082,247	-	3,221,108

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“NGL”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting NGL, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

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

Detailed data reflecting subsidiary direct control as of December 31, 2009, 2008 and 2007 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2009	2008	2007
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

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

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders´equity for the fiscal years ended December 31, 2009, 2008 and 2007 would not be significant.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

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

e)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities (except for deferred tax assets and liabilities and advances from customers in kind as described below) have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Loans have been valued based on the present value of the amounts expected to be paid, using the internal rate of return estimated at the inception of the transaction. This rate does not significantly differ from the market interest rate at that moment.

Assets and liabilities generated as a result of the application of the deferred tax method have been calculated at their nominal value.

f)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% —Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”)— have been accounted for under the equity method based on their financial statements as of September 30, 2009 and 2008. These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2009 and 2008, the investment in Link has been adjusted by Ps. 4,067 and Ps. 4,209, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected the financial statements of EGS, Link and TGU from September 30, 2009 to December 31, 2009 and from September 30, 2008 to December 31, 2008. However, the book value of the investment in EGS as of December 31, 2009 and 2008 includes Ps. 212 and Ps. 55, respectively, corresponding to the transactions between EGS and the Company in the three-month periods ended in such dates. Likewise, because of the condition of TGU’s shareholder with respect to EGS and for such transactions, the book value of the investment in TGU as of said dates includes Ps. 109 and Ps. 28, respectively.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

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

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

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

- Financial charges capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,794 and Ps. 6,964 for the years ended December 31, 2009 and 2008, respectively.

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

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

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

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2009	2008	2007
Estimated current income tax expense	152,408	146,229	16,205
Deferred income tax (benefit) / expense	(9,076)	(2,840)	130,807
Income tax expense	143,332	143,389	147,012

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

The components of the net deferred tax liability as of December 31, 2009 and 2008, are the following:

	2009	2008
Deferred tax assets
Allowance for doubtful accounts	1,849	1,643
Present value other receivables	-	38
Other provisions	2,343	1,082
Provision for contingencies	31,085	22,948
Labor provisions	6,042	4,555
Total gross deferred tax assets	41,319	30,266
Deferred tax liabilities
Deferred revenues	550	622
Current investments	6,047	4,070
Intangible assets	1,962	2,348
Property, plant and equipment, net	78,153	77,695
Total gross deferred tax liabilities	86,712	84,735
Net deferred tax liability (Notes 4.d and 4.i) (1)	(45,393)	(54,469)

          (1) Net of deferred tax asset of Ps. 196 and Ps. 129 recorded under “Other non-current receivables” as of December 31, 2009 and 2008, repectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2009, 2008 and 2007 as follows:

	2009	2008	2007
Pre-tax income	321,712	318,480	294,520
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	112,599	111,468	103,082
Permanent differences at statutory income tax rate
- Inflation adjustment	31,420	31,550	36,524
- Non-taxable income and non-deductible expenses	103	(557)	(533)
- Others	(790)	928	7,939
Income tax expense	143,332	143,389	147,012

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

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution provides the possibility of disclosing it in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated financial statements.  This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS determined that, if that liability had been recognized, the deferred tax liability as of December 31, 2009, would have increased by Ps. 625,077 (generating a net liability position of Ps. 670,666) and a positive effect of Ps. 31,594, Ps. 31,155 and Ps. 36,395 on the Company’s net income for the years ended December 31, 2009, 2008 and 2007, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expense as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

Amount
Year 2010	30,361
Year 2011	30,305
Year 2012	30,068
Year 2013	29,303
Year 2014	28,923
Year 2015 onwards	476,117
Total	625,077

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

As of December 31, 2009 and 2008, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

d)

Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

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

- (Loss) / gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “(Loss) / gain on related companies”.

Other expense, net, for the years ended December 31, 2009, 2008 and 2007, include the following items:

	2009	2008	2007
Net (increase) / decrease in provision for contingencies (Note 13.e.)	(25,607)	(17,458)	2,025
Others	(1,538)	1,834	(4,619)
Total	(27,145)	(15,624)	(2,594)

The breakdown of “Net financial results” line item for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Generated by assets
Interest income	13,730	16,875	34,103
Foreign exchange gain	68,582	60,596	8,421
Impairment of property, plant and equipment	-	-	(19,600)
Total	82,312	77,471	22,924

Generated by liabilities
Interest expense	(151,416)	(140,944)	(156,661)
Foreign exchange loss	(138,759)	(130,123)	(42,643)
Result of the debt prepayment	10,829	113,981	10,576
Other expenses and financial charges	(15,086)	(18,916)	(27,691)
Total	(294,432)	(176,002)	(216,419)
Total net financial results	(212,120)	(98,531)	(193,495)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

i)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2009, 2008 and 2007 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s)

New accounting rules

On December 30, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for fiscal year beginning January 1, 2012. The Company’s management will prepare an implementation plan for the adoption of said accounting rules.

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

For the years ended December 31, 2009, 2008 and 2007, the Company classifies its businesses into three segments: Natural Gas Transportation Services, NGL Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

The Company manages its segments at the operating income / (loss) level of reporting.

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

As of and for the year ended December 31, 2009	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	669,440	800,503	130,705	-	1,600,648
Operating income / (loss)	329,800	264,629	49,549	(82,461)	561,517
Depreciation of property, plant and equipment	153,047	39,957	12,207	3,166	208,377
Additions to property, plant and equipment	95,558	26,886	32,901	6,053	161,398
Identifiable assets	3,858,617	449,014	235,912	1,075,647	5,619,190
Identifiable liabilities	424,762	125,017	13,447	1,834,855	2,398,081

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

As of and for the year ended December 31, 2008	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	506,302	807,285	105,615	-	1,419,202
Operating income / (loss)	187,626	276,650	30,898	(63,742)	431,432
Depreciation of property, plant and equipment	151,290	36,827	14,055	1,062	203,234
Additions to property, plant and equipment	185,832	26,076	5,259	11,928	229,095
Identifiable assets	3,775,296	413,531	191,321	653,176	5,033,324
Identifiable liabilities	302,391	62,226	14,051	1,581,927	1,960,595

As of and for the year ended December 31, 2007	Gas Transportation	NGL Production and commercialization	Other services	Corporate	Total
Net revenues	509,501	667,395	80,377	-	1,257,273
Operating income / (loss)	218,406	297,187	25,570	(51,144)	490,019
Depreciation of property, plant and equipment	149,130	32,795	14,226	1,655	197,806
Additions to property, plant and equipment	114,593	56,964	7,929	9,575	189,061
Identifiable assets	3,737,490	474,601	174,224	615,369	5,001,684
Identifiable liabilities	249,528	59,510	9,345	1,753,753	2,072,136

The Company renders services of gas transportation business principally to gas distribution companies and Petrobras Energía. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
MetroGAS S.A.	227,291	180,532	169,590
Camuzzi Gas Pampeana S.A.	116,240	90,692	92,474
Gas Natural BAN S.A.	89,132	70,054	71,519
Petrobras Energía (Note 10)	40,877	31,760	28,500
Camuzzi Gas del Sur S.A.	28,898	22,729	24,857

Significant customers in the NGL production and commercialization segment are Petrobras International Finance Company (“PIFCo”), a subsidiary of Petrobras Petróleo Brasileiro S.A., and PBB-Polisur S.A. (“Polisur”). Net revenues from these customers (include NGL sales made on behalf of third parties, from which TGS withholds charges for the production and commercialization of NGL) for the fiscal years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
PIFCo (Note 10)	544,968	752,957	476,551
Polisur	328,250	235,046	203,888

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2009 AND 2008

		2009	2008
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS S.A.	75,530	9,885
	Camuzzi Gas Pampeana S.A.	36,133	7,881
	Gas Natural BAN S.A.	29,729	7,304
	Camuzzi Gas del Sur S.A.	9,655	2,425
	Profertil S.A. (“Profertil”)	9,034	2,751
	Repsol-YPF S.A. (“Repsol YPF”)	5,182	4,384
	Total Austral S.A. (“Total Austral”)	2,997	2,920
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	2,934	2,022
	Related companies	14,808	3,750
	Others	37,701	17,443
	Subtotal (1)	223,703	60,765

	NGL production and commercialization
	Polisur	38,895	14,755
	Total Austral	521	3,339
	Related companies	51,664	32,794
	Others	6,270	10,225
	Subtotal	97,350	61,113

	Other services
	Profertil	4,155	3,772
	Gas trust fund (Note 7.b.)	40,432	29,803
	Related companies	19,012	6,104
	Others	19,110	21,362
	Subtotal	82,709	61,041
	Allowance for doubtful accounts (Note 13.e.)	(5,812)	(5,332)
	Total	397,950	177,587

b)	Other current receivables
	Tax credits	4,024	4,852
	Prepaid expenses	7,340	5,519
	Advances to suppliers	1,811	1,654
	Subsidies receivable	7,322	12,967
	Personal Property Tax to be recovered	3,308	3,457
	Others	8,684	6,358
	Total	32,489	34,807

c)	Non-current accounts receivable
	Other services
	Profertil	11,437	12,691
	Total	11,437	12,691

(1)

Includes Ps. 141,170 as of December 31, 2009, corresponding to the provision related to the tariff increase ratified through the Presidential Decree No. 1,918/09 (See Note 7.a).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

		2009	2008
d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	196	129
	Easement expense to be recovered	4,233	4,233
	Tax credits	2,948	2,948
	Others	1,318	2,817
	Total	8,695	10,127

e)	Accounts payable
	Suppliers	200,292	173,389
	Customers (Credit balances)	34,787	9,253
	Related companies	36,162	2,827
	Total	271,241	185,469

f)	Current taxes payable
	Turnover tax	75	1,230
	Income tax (net of advances and others)	129,073	15,838
	Value added tax (“VAT”)	15,529	-
	Tax on exports	16,022	6,924
	Others	5,306	4,383
	Total	166,005	28,375

g)	Current advances from customers (1)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	5,363
	Total Austral	4,770	6,926
	Polisur	837	2,452
	Wintershall Energía S.A. (“Wintershall”)	-	2,156
	Panamerican Sur S.R.L. (“PAS”)	3,180	4,617
	Others	885	23
	Total	16,414	21,537

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	4,295	12,032
	Negative equity value (Note 13.c.)	4	-
	Other provisions	546	44
	Total	4,845	12,076

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	45,589	54,598
	Total	45,589	54,598

j)	Non-current advances from customers (1)
	Aluar	192,174	90,639
	Total Austral	29,415	34,185
	Polisur	1,199	1,733
	PAS	19,610	22,790
	Total	242,398	149,347

(1)

They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

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

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Cash and banks	441,023	268,577	2,816
Current investments	584,119	336,113	421,102
Current investments other than cash and cash equivalents	-	-	(32,600)
Total cash and cash equivalent	1,025,142	604,690	391,318

Non-cash transactions are as follows:

	2009	2008	2007
Acquisition of property, plant and equipment through an increase in accounts payable	23,877	19,420	20,312
Financial charges capitalization	4,208	3,971	1,264

Cash flows resulting from operations include net financial expense generated by cash and cash equivalents as of December 31, 2009, 2008 and 2007 for Ps. 59,762 , Ps. 67,234 and  Ps. 27,295, respectively.

6.

LOANS

Short-term and long-term debt as of December 31, 2009 and 2008 comprise the following:

	2009	2008
Current loans:
1999 EMTN Program: Series 2 notes (1)	114	104
Interests payable	14,869	13,828
Total current loans	14,983	13,932

Non- current loans:
2007 EMTN Program: Series 1 notes	1,502,330	1,398,465
Total non-current loans	1,502,330	1,398,465
Total loans	1,517,313	1,412,397

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

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, during 2008 and 2009, TGS proceeded to cancel notes with a nominal value of US$ 95,000,000 and US$ 9,650,000, respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 10,829 and Ps. 113,981 for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, TGS’ financial indebtedness amounted to US$ 395,350,000 and thus, the amortization payments will amount to US$ 98,837,500 each.

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

Derivative financial instruments

In November 2007, the Company entered into a forward exchange contract with a major financial institution. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. As of December 31, 2007, its fair value amounts to approximately negative Ps. 90 and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account. The operation generated a loss of Ps. 447, which was recorded under the line item “Net Financial Results” in the year ended December 31, 2008. As of this date, the Company has not entered into any derivative financial instrument.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

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

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2011, after several extensions.

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

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

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

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. As of December 31, 2009, over 90% of the investment plan had been executed with TGS’ own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. As the mentioned Decree established the TGS´ right to the tariff increase of 20% and said right is not subject to any condition, TGS recorded sales for Ps. 122.1 million in relation with the tariff increase mentioned above. TGS will bill this tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.  The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government.

In this regard, in October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial tariff increase of the 20%), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated financial statements, TGS is evaluating this proposal. According to the transitional agreement, the Company would reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

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

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

      b)   Expansion of the gas transportation system

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the Ministry of Federal Planning, Public Investment and Utilities, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the Ministry of Federal Planning, Public Investment and Utilities and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system.

In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Ownership of the works of the second expansion will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the residential users. In addition, as soon as the works come into service, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”).

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Magellan Strait, which will permit the transportation of natural gas from the Austral basin. The pipeline in the Magellan Strait was completed in March 2010. The completion of this pipeline, which was technically challenging, was in itself a significant and strategic undertaking for Argentina. Development of this pipeline will support ongoing expansions of the TGS pipeline system and growing energy demand through the development of domestic reserves.

Under the above mentioned management agreement signed in December 2006, TGS billed Ps. 50 million as a consideration for the services to be rendered for the 247 MMcf/d of the second expansion. As of December 31, 2009, TGS has collected Ps. 10.6 million plus VAT and keeps an account receivable of Ps. 39.8 million (VAT included).

Additionally, TGS is negotiating, with the ENARGAS and the trustee of the gas trust funds, the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 247 MMcf/d. Also, the Company is currently negotiating an amendment of its management agreement in order to include management services associated with an additional expansion which will increase the transportation capacity by 131 MMcf/d.

As of December 31, 2009, 166 MMcf/d of the second expansion project had been completed and become operative. The construction schedule for the second expansion provides for a total additional capacity of 247 MMcf/d to be completed by the end of 2010.

c)

Essential assets:

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

8.

COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2009, 2008 and 2007 the Company’s common stock was as follows:

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

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the NGL sales from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the NGL sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission. However, the process has not been suspended.

As of December 31, 2009, TGS maintains a provision of Ps. 23.6 million.

b)

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

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

As of December 31, 2009, the amount of this contingency ranges between US$ 7 million and US$ 22 million (including interests as of this date), depending on the applicable withholding tax rates determined on payments of interest by Argentine obligors, by the country of residence of the note holders at the date of each interest payment. The Company does not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2009, TGS has not recorded any provision in this connection.

c)

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2009, the Company recorded a provision of Ps. 43.9 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2009, the remaining balance of the sentence amounted to Ps. 54.7 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works were recorded under "Other Liabilities", offsetting the provision mentioned above. As of December 31, 2009, the net provision amounted to Ps. 4.3 million.

e)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”). This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. The Company believes that it has several legal instances to defend its position, and accordingly, as of December 31, 2009, TGS has not recorded any provision in respect of this proceeding.

f)

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

For the years ended December 31, 2009 and 2008, TGS sold  propane, butane, and natural gasoline to PIFCo, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

Petrobras Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Energía is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Energía approved the renewal of the Technical Assistance Agreement for a three-year term.

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

As of December 31, 2009 and 2008, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to Ps. 94 and 78, respectively. The accrued amounts for such compensations for the years ended December 31, 2009 and 2008 were Ps. 1,950 and Ps. 1,313, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2009 and 2008 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

	2009		2008
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholders:
CIESA	-	-	37	-
Petrobras Energía	22,044	35,336	7,573	2,680
Affiliates with significant influence:
Link	245	-	222	-
TGU	219	-	215	-
EGS	25	826	-	143
Other related companies:
PIFCo	51,627	-	32,639	-
Área Santa Cruz II U.T.E.	7,787	-	786	-
Refinor S.A.	719	-	480	-
WEB S.A.	1,357	-	397	-
Total	84,023	36,162	42,349	2,823

The detail of significant transactions with related parties for the years ended December 31, 2009, 2008 and 2007 is as follows:

For the year ended December 31, 2009

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	40,877	30,236	23,647	28,239	40,275	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,170	-	-	-
EGS	-	-	59	1,655	-	-
Other related companies:
PIFCo	-	544,968	-	-	-	-
Refinor S.A.	-	-	1,752	-	-	-
WEB S.A.	3,816	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	7,203	-	-	-
Total	44,693	575,204	33,831	29,894	40,275	122

For the year ended December 31, 2008

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
Petrobras Energía	31,760	36,133	21,504	5,122	31,264	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	1,050	-	-	-
EGS	-	-	51	677	-	-
Other related companies:
PIFCo	-	752,957	-	-	-	-
Refinor S.A.	-	-	1,488	-	-	-
WEB S.A.	2,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,088	-	-	-
Total	34,284	789,090	27,181	5,799	31,264	122

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

For the year ended December 31, 2007

	Revenues
Company	Gas transportation	NGL production and commercialization	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
EPCA	-	-	-	-	-	13
Petrobras Energía	28,500	25,562	16,741	8,691	34,747	-
CIESA	-	-	-	-	-	122
Affiliates with significant influence:
Link	-	-	995	-	-	-
TGU	-	-	207	-	-	-
Other related companies:
PIFCo	-	476,551	-	-	-	-
Refinor S.A.	-	-	1,614	-	-	-
WEB S.A.	2,793	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,079	-	-	-
Total	31,293	502,113	22,636	8,691	34,747	135

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

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

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

	Year ended December 31,
	2009	2008	2007
Reconciliation of net income:
Net income under Argentine GAAP	178,380	175,091	147,508
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a.)	(4,310)	(4,237)	(1,774)
Intangible assets (Note 12.b. and f.)	-	-	(3,661)
Interest rate lock agreements (Note 12.f.)	-	-	(5,322)
Deferred income tax under US GAAP (Note 12.c.)	72.984	30,038	15,934
Non-current investment in unconsolidated affiliated companies (Note 12.d.)	251	154	(2,349)
Capitalized foreign exchange differences (Note 12.e.)	7,514	7,519	7,524
Troubled debt restructuring (Note 12.f.)	-	-	61,696
Accounting for current investments (Note 12.g.)	4	(96)	-
Revenue recognition (Note 12.h.)	(122.084)	-	-
Net income under US GAAP	132,739	208,469	219,556

Earnings per share:	2009	2008	2007
Amounts under US GAAP	0.17	0.26	0.28
Earnings per ADS:
Amounts under US GAAP	0.84	1.31	1.38

	As of December 31,
	2009	2008
Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	3,221,108	3,072,728
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	(453)	3,857
Deferred income tax under US GAAP (Note 12.c)	(541,762)	(614,747)
Non-current investments in unconsolidated affiliated companies (Note 12.d)	(2,902)	(3,153)
Capitalized foreign exchange differences (Note 12.e)	(116,127)	(123,641)
Revenue recognition (Note 12.h)	(122.084)	-
Noncontrolling interest	1	1
Shareholders’ equity under US GAAP	2,437,781	2,335,045

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2009	2008
Shareholders’ equity under US GAAP as of the beginning of the year	2,335,045	2,158,424
Other comprehensive income	(3)	152
Distribution of cash dividends	(30,000)	(32,000)
Net income under US GAAP	132,739	208,469
Shareholders’ equity under US GAAP as of the end of the year	2,437,781	2,335,045

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and exchange differences amounting to Ps. 7,794, Ps. 6,964 and Ps. 5,053 for the years ended December 31, 2009, 2008 and 2007, respectively.

Under US GAAP, the Company applied the provisions of FASB Accounting Standards Codification (“ASC”) 835, Interest, which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under FASB ASC 835.

The US GAAP reconciling item represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 19,433 and Ps. 16,092 for the years ended December 31, 2009 and 2008, respectively) and (ii) computing interest capitalization in accordance with FASB ASC 835, net of its corresponding accumulated depreciation (Ps. 18,980 and Ps. 19,949 for the years ended December 31, 2009 and 2008, respectively).

b)

Intangible assets

Under Argentine GAAP and US GAAP, issuance costs of debts which were restructured in December 2004 were capitalized when they were incurred. Under Argentine GAAP, the unamortized issuance costs as of date of the debt restructuring were charged to expense. Under US GAAP, these unamortized costs were amortized during the term of the restructured debt until it was cancelled in June 2007, following the provisions contained in FASB ASC 470, Debt. The unamortized costs as of June 2007 were expensed.

c)

Deferred income tax

During the years ended December 31, 2009, 2008 and 2007, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in FASB ASC 740, Income Taxes.

However, as mentioned in Note 2.k), Argentine GAAP allowed companies to treat the difference between the price-level restated amount of property, plant and equipment and its historical basis as a permanent difference, and the Company has followed this criteria. Under US GAAP, the Company applies FASB ASC 830, Foreign Currency Matters, which requires such differences to be treated as temporary differences in calculating deferred income taxes.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the reconciling items, as appropriate.

FASB ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. According to US GAAP a company has to recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. For the years ended December 31, 2009 and 2008, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.  No interest or penalties have been accrued for the years ended December 31, 2009 and 2008.

The Company and its subsidiary file income tax returns only in Argentina due to the fact that taxable income was generated from Argentine companies. TGS is no longer subject to income tax examinations by tax authorities for years prior to 2003.

d)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity method investees. As a consequence of this assessment, the Company recognized a net gain / (loss) of Ps. 0.3 million, Ps. 0.2 million and (Ps. 2.3 million) for the years ended December 31, 2009, 2008 and 2007, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized foreign exchange differences, the discount of certain receivables and the impairment of long-lived assets, as well as the application of FASB ASC 740 for the recognition of income taxes.

e)

Capitalized foreign exchange differences

As discussed in Note 2.i), under Argentine GAAP, the Company capitalized the foreign exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expense amounted to Ps. 7.5 million for each year ended December 31, 2009, 2008 and 2007. Under US GAAP, such foreign exchange loss was charged to income every year.

f)

Troubled debt restructuring

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

Under US GAAP, the Company followed the provisions contained in FASB ASC 470 which states that in the case of a troubled debt restructuring (as this term is defined by FASB ASC 470) involving a cash payment and a modification of terms, a debtor shall reduce the carrying amount of the payable by the total fair value of the assets transferred and no gain on restructuring of payables shall be recognized unless the remaining carrying amount of the payable exceeds the total future cash payments (including amounts contingently payable) specified by the terms of the debt remaining unsettled after the restructuring. Future interest expense, if any, shall be determined by applying the interest rate that equates the present value of the future cash payments specified by the new terms (excluding amounts contingently payable) with the carrying amount of the payable. Based on the above, as of December 31, 2004, no gain and loss on restructuring had been recorded by the Company under US GAAP and those gains and losses recorded under Argentine GAAP were amortized as adjustments to interest expensed during the term of the restructured debt until it was cancelled in June 2007, when the unamortized amounts were recorded in the Statement of Income.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

g)

Accounting for current investments

Under Argentine GAAP, the Company’s investments in mutual funds have been value at their respective fair value, and private bonds and time deposits at amortized costs. Unrealized gains and losses have been included in the Statement of Income.

Under US GAAP, the Company classified investments in mutual funds held until December 31, 2007 as trading securities which were reported at fair value with gains and losses reported in earnings. As a consequence of the TGS’ Board of Directors’ approval of the new financial investment policy in April 2008, and in accordance with FASB ASC 320, Investments, the Company has classified its investments in mutual funds as of December 31, 2009 and 2008, as available for sale, which are valued at fair value with unrealized gains amounted to Ps. nil million and Ps. 0.1 million, respectively, recorded in accumulated other comprehensive income.

TGS has classified its private bonds investments and time deposits as held to maturity and are valued at their amortized costs.

During the years ended December 31, 2009, 2008 and 2007, the amortized cost basis of held to maturity securities were Ps. 52.7 million, Ps. 34.1 million and Ps. nil million, respectively. Unrealized gains were Ps. nil million for the years ended December 31, 2009, 2008 and 2007. These securities matured within the first quarter of the following year.

h)

Revenue recognition

As mentioned in Note 7.a), on October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. TGS will bill this tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.

Under Argentine GAAP, as Presidential Decree No. 1,918/09 established the TGS’ right to the tariff increase, the Company recognized sales for Ps. 122.1 million, following the provisions contained in TR No. 16, which states that the Company has an asset when it has the capacity to generate positive cash flow.

Under US GAAP, the Company followed the provisions contained in FASB ASC 605, “Revenue recognition”, which states the criteria to recognize revenues. The Company considered that the criterion which states that collectibility should be reasonably assured is not met, as the Company is not able to bill the tariff increase until ENARGAS publishes the new tariffs schedule. Based on the above, as of December 31, 2009, the Company did not recognize the tariff increase.

i)

Valuation of property, plant and equipment

Under Argentine GAAP, assets transferred through the privatization of GdE were valued as described in Note 2.i). Under US GAAP, FASB ASC 805, Business Combinations provides guidance for the valuation of property, plant and equipment in connection with an acquisition. As CIESA acquired 70% of the common stock of TGS, the fixed assets transferred should have been valued at the price effectively paid for that 70%, plus the inflation adjusted historical cost carried by GdE for the remaining 30%. The condition of GdE’s books and records, specifically that no separate financial statements or financial information was kept with respect to transportation operations or the operation of assets transferred to TGS, and the unavailability of any 1992 GdE financial information made it impossible to determine historical cost. TGS’ management believes, based on information maintained by the Argentine government Public Notary, that the fair value of the transferred assets recorded on its books was significantly below the 1991 GdE historical book values brought forward to 1992 and restated in constant Argentine pesos at the Transfer Date. Therefore, no adjustment has been recorded in the US GAAP reconciliation related to the valuation of property, plant and equipment.

In accordance with FASB ASC 360, Property, Plant and Equipment, the Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset is separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

In 2007, under Argentine GAAP and US GAAP, the Company has recorded an impairment of Ps. 19.6 million in order to expense the total carrying amount of certain turbines as they became obsolete. No impairment losses have been recognized in 2009 and 2008.

II. Additional disclosure requirements

a)

Balance sheet classification differences:

Under Argentine GAAP, in accordance with the provisions contained in TR No. 9, net deferred tax assets (liabilities) are to be classified as non-current assets (liabilities). Under US GAAP, the Company applied the provisions contained in FASB ASC 740, which states that in a classified statement of financial position, an enterprise shall separate deferred tax liabilities and assets into a current amount and a non-current amount. Deferred tax liabilities and assets shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting.

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

In 2009 and 2008, under Argentine GAAP, TGS recorded revenues for Ps. 0.5 million and Ps. 3.2 million, respectively, which collectibility was not reasonably assured. Therefore, allowances for doubtful accounts for such amount were registered in those years and they were charged to selling expense. Under US GAAP, the Company followed the provisions stated by the FASB ASC 605, Revenue Recognition, which stated that if the collectibility is not reasonably assured, the Company should not recognize the revenue.

c)

Comprehensive income:

FASB ASC 220, Comprenhensive income, establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

The following table summarizes the components of comprehensive income for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Net income under US GAAP	132,739	208,469	219,556
Other comprehensive income:
Amortization of costs on interest rate lock agreements accounted for as cash flow hedges (net of income tax of Ps. 1,863 at December 31, 2007)	-	-	3,459
Forward exchange instrument fair value (net of income taxes of Ps. 48 and Ps. 48 at December 31, 2008 and 2007, respectively)	-	90	(90)
Unrealized gains and losses – Available for sale securities – (net of income taxes of (Ps. 1) and Ps. 33 at December 31, 2009 and 2008, respectively)	(3)	62	-
Comprehensive income	132,736	208,621	222,925

Accumulated other comprehensive income / (loss) at December 31, 2009, 2008 and 2007, was as follows:

	2009	2008	2007
Deferred costs on interest rate lock agreements accounted for as cash flow hedges	-	-	(90)
Unrealized gains and losses - Available for sale securities	59	62	-
Accumulated other comprehensive income /(loss)	59	62	(90)

d)

Separate presentation of Shareholders’ equity components:

Under Argentine GAAP, in accordance with the provisions contained in TR No. 21, noncontrolling interest is not part of the Shareholders’ equity and it is classified in a separate item between total liabilities and Shareholders’ equity. Under US GAAP, the Company applies the provisions contained in FASB ASC 810 Consolidation, which states that noncontrolling interest has to be classified as part of the Shareholders’ equity.

The following table presents the shareholder’s equity components under US GAAP:

	Year ended December 31,
	2009	2008	2007
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal reserve	199,354	190,597	183,222
Accumulated retained earnings	298,860	204,878	35,784
Net income attributable to noncontrolling interest	1	1	1
Accumulated other comprehensive income / (loss)	59	62	(90)
Shareholders' equity under US GAAP	2,437,781	2,335,045	2,158,424

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2009 and 2008, are the following:

	2009	2008
Deferred tax assets
Allowance for doubtful accounts	1,849	1,681
Accounts receivable	42,729	-
Provision for contingencies	31,085	22,948
Other provisions	2,343	1,082
Labor provisions	6,042	4,555
Total gross deferred tax assets	84,048	30,266
Deferred tax liabilities
Property, plant and equipment, net	662,645	692,442
Intangible assets	1,962	2,348
Current investments interests	6,046	4,070
Deferred revenues	550	622
Total gross deferred tax liabilities	671,203	699,482
Net deferred tax liability	(587,155)	(669,216)

As of December 31, 2009 and 2008, Ps. 78,002 and Ps. 26,196, respectively, were classified as current assets, and Ps. 665,157 and Ps. 695,412, respectively, were classified as non-current liabilities.

All income before income tax and related income tax expense are from Argentine sources. Income tax expense for the years ended December 31, 2009, 2008 and 2007 consist of the following:

	2009	2008	2007
Current income tax expense	152,408	146,229	16,205
Deferred income tax (benefit) / expense	(82,060)	(32,878)	114,873
Income tax expense	70,348	113,351	131,078

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense  for the years ended December 31, 2009, 2008 and 2007 computed in accordance with US GAAP as follows:

	2009	2008	2007
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	71.080	112,637	122,722
Permanent differences:
Tax adjustments and others, net	(732)	714	8,356
Income tax expense	70,348	113,351	131,078

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	2009	2008
Current assets	1,423,958	855,580
Non-current assets	4,031,668	4,081,003
Total assets	5,455,626	4,936,583

Current liabilities	607,764	358,185
Non-current liabilities	2,410,081	2,243,353
Total liabilities	3,017,845	2,601,538

Shareholders’ equity under US GAAP	2,437,781	2,335,045

	2009	2008	2007
Net revenues	1,338,482	1,250,596	1,178,558
Cost of sales	(810,949)	(752,573)	(651,701)
Gross profits	527,533	498,023	526,857
Administrative expenses	(67,354)	(46,320)	(42,825)
Selling expenses	(13,333)	(13,018)	(7,059)
Operating Income	446,846	438,685	476,973
Other expenses, net	(27,145)	(15,624)	(2,594)
(Loss) / gain on related companies	(289)	1,357	(1,759)
Net financial results	(216,325)	(102,598)	(121,986)
Income before income tax	203,087	321,820	350,634
Income tax expense	(70,348)	(113,351)	(131,078)
Minority interest	-	-	-
Net income	132,739	208,469	219,556

g)

Disclosure about fair value of financial instruments

As from January 2008 the Company adopted FASB ASC 820, Fair Value Measurement and Disclosure as it relates to financial assets and financial liabilities.

FASB ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including our own credit risk.

In addition to defining fair value, FASB ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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

The following table presents its assets measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Net balance
(in million of pesos)
Mutual funds	53	-	-	53
Total	53	-	-	53

On January 1, 2008, the Company adopted FASB ASC 825, Financial Instruments. FASB ASC 825 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value reported in earnings. TGS already records mutual funds at fair value in accordance with FASB ASC 320. The adoption of FASB ASC 825 had no impact on the Financial Statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

Additionally, FASB ASC 825 requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as cash and cash equivalents and accounts receivable and other instruments. FASB ASC 825 excludes from its disclosure requirements certain significant assets and liabilities that are not considered to be financial instruments.

As of December 31, 2009 and 2008, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

The following table reflects the carrying amount and estimated fair value of the Company´s financial debt at December 31, 2009 and 2008:

	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
	(in million of pesos)
Long term debt	1,517	1,232	1,412	727

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

a)

Disclosure of capital lease information

The Company leases telecommunication equipment under capital lease agreements with a lease term of 60 months. Following is a summary of the assets under capital leases:

As of December 31, 2009
Original cost	23,152
Less:
Accumulated depreciation	(17,174)
Net leased property	5,978

At December 31, 2009 all lease payments for the above assets under capital leases were made.

b)

Earnings per share

In accordance with the disclosure requirements established by Argentine GAAP, the Company is required to disclose earnings per share information for each year for which a statement of income is presented. However, the information disclosed by the Company in its primary financial statements derives from figures calculated in accordance with the valuation criteria established by Argentine GAAP. Under US GAAP, basic and diluted earnings per share are presented in conformity with FASB ASC 260, Earnings per Share for all periods presented.

Basic earnings per share is computed by dividing the net income available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares outstanding during the period.

Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in FASB ASC 260.

c)

Statement of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts.

Under Argentine GAAP, the Company considers all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under FASB ASC 230, Statement of Cash Flow, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise.

As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

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

	For the year ended December 31,
	2009	2008	2007
Cash and banks	441,023	268,577	2,816
Current investments	584,119	336,113	421,102
Less:
Mutual funds and other current investments	(52,693)	(34,101)	(150,826)
Cash and cash equivalents at the end of the year under US GAAP	972,449	570,589	273,092

	Years ended December 31,
	2009	2008	2007

Increase in cash and cash equivalents under US GAAP	401,860	297,497	25,261
Cash and cash equivalents at the beginning of the year	570,589	273,092	247,831
Cash and cash equivalents at the end of the year	972,449	570,589	273,092

In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under FASB ASC 230.

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

The following tables set forth the condensed statements of cash flows prepared in accordance with US GAAP:

	For the year ended December 31,
	2009	2008	2007
Cash flows provided by operating activities	554,540	677,295	721,474
Cash flows used in investing activities	(149,147)	(192,406)	(231,951)
Cash flows used in financing activities	(55,497)	(223,486)	(463,606)
Effect of foreign exchange rate changes on cash and cash equivalents	51,964	36,094	(656)
Increase in cash and cash equivalents	401,860	297,497	25,261
Cash and cash equivalents at the beginning of the year	570,589	273,092	247,831
Cash and cash equivalents at the end of the year	972,449	570,589	273,092

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2009, 2008 and 2007 are as follows:

	December 31,
	2009	2008	2007

Total interest under US GAAP	155,625	143,897	161,166

- Capitalized interest under US GAAP	(4,209)	(2,953)	(3,701)

Total Interest charged to net income under US GAAP	151,416	140,944	157,465

l)

Disclosure of revenues

Revenues generated by the current tariffs from the additional transportation capacity associated with the pipeline capacity expansions completed in August 2005 (mentioned in Note 7.b.) are reported on a net basis. Pursuant to FASB ASC 605, Revenue Recognition, the Company serves as an agent because the Company’s revenue generation is 80% of the total amounts billed to its clients and the remaining 20% is earned by the gas trust (representing Ps. 5.7 million for each of the fiscal years ended December 31, 2009, 2008 and 2007), with both of the parties bearing proportionally the risk of loss.

m)

Accounting pronouncements issued but not yet adopted

1.

Amendments to the guidance related to Variable Interest Entities

In December 2009, the FASB issued the Accounting Standars Update (“ASU”) 2009-17. With this update to the ASC, the FASB adds to the new codification the amendments to the consolidation guidance applicable to variable interest entities (VIEs) including in the SFAS No. 167 issued in June 2009. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests.

SFAS No. 167 is effective as of the beginning of the first fiscal year that begins after November 15, 2009, and early adoption is prohibited. The adoption of the FASB ASU 2009-17 will not have an impact on TGS’s Financial Statements.

2.

Amendments to disclosure requirements related to fair value

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for TGS with the reporting period beginning after December 15, 2009, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective with the reporting period beginning after December 15, 2010. Other than requiring additional disclosures, adoption of this new guidance will not have a material impact on TGS’s  Financial Statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

3.

Amendments to revenue recognition requirements related to multiple-deliverable revenue arrangements

In October 2009, the FASB issued guidance on revenue recognition that will become effective for fiscal year that begins after on June 15, 2010, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of this new guidance will not have an impact on TGS’s Financial Statements.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

a) Property, plant and equipment, net

	2009												2008	2007
	Cost					Depreciation								
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value	Net book value
Pipelines	3,409,288	-	-	127,279	3,536,567	923,281	-	83,245	(1) 2.2	1,006,526	-	2,530,041	2,486,007	2,553,199
Compressor plants	1,196,279	-	-	31,085	1,227,364	501,508	-	49,811	(1) 3.3 to 25	551,319	19,600 (2)	656,445	675,171	700,729
Other industrial plants	261	-	-	597	858	72	-	24	(1) 3.3	96	-	762	189	199
Stations of regulation and/or measurement of pressure	113,306	-	-	1,112	114,418	53,084	-	4,526	(1) 4	57,610	-	56,808	60,222	64,140
Other technical installations	17,245	-	-	6,213	23,458	12,643	-	1,720	(1) 6.7	14,363	-	9,095	4,602	6,100
Subtotal assets related to gas transportation service	4,736,379	-	-	166,286	4,902,665	1,490,588	-	139,326	-	1,629,914	19,600	3,253,151	3,226,191	3,324,367
Assets related to gas upstream service	122,258	-	1	499	122,756	73,298	-	5,070	2.2 to 25	78,368	-	44,388	48,960	55,072
Assets related to NGL production and commercialization service	549,087	-	-	16,180	565,267	299,871	-	30,984	(1) 5.9	330,855	-	234,412	249,216	219,377
Lands	5,626	-	-	11	5,637	-	-	-	-	-	-	5,637	5,626	5,626
Buildings and constructions	165,840	-	-	4,209	170,049	68,484	-	8,175	2	76,659	-	93,390	97,356	100,521
Fittings and fixtures in buildings	5,847	-	-	-	5,847	2,423	-	286	4	2,709	-	3,138	3,424	3,249
Machinery, equipment and tools	38,514	601	-	215	39,330	30,869	-	1,905	6.7 to 20	32,774	-	6,556	7,645	9,225
Computers and telecommunication systems	266,229	-	-	16,259	282,488	172,890	-	12,944	6.7 to 20	185,834	-	96,654	93,339	88,747
Vehicles	19,455	1,084	178	-	20,361	13,692	116	2,049	10 and 20	15,625	-	4,736	5,763	4,860
Furniture	13,062	-	-	113	13,175	12,127	-	121	10	12,248	-	927	935	1,095
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	53,628	-	7,517	(1) 4.2	61,145	-	116,127	123,641	131,160
Materials	115,196	44,556	1,311	(25,439)	133,002	-	-	-	-	-	-	133,002	115,199	105,993
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	-	12,254	12,254	12,254
Works in progress	164,977	112,283	-	(178,333)	98,927	-	-	-	-	-	-	98,927	164,977	96,307
Advances to suppliers of property, plant and equipment	17,237	2,874	-	-	20,111	-	-	-	-	-	-	20,111	17,237	12,747
Total 2009	6,410,851	161,398	1,490	-	6,570,759	2,219,488	116	208,377		2,427,749	19,600	4,123,410		
Total 2008	6,208,101	229,095	26,345	-	6,410,851	2,017,901	1,647	203,234		2,219,488	19,600		4,171,763	
Total 2007	6,038,223	189,061	19,183	-	6,208,101	1,820,352	257	197,806		2,017,901	19,600			4,170,600

(1) See Note 2.i).

(2) Corresponding to the impairment of obsolete turbines (presented under "Net Financial Results"). TGS made a request to obtain ENARGAS approval for their retirement.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

e) Allowances and provisions

Main account		Beginning of the year	Additions	Applications	Decreases	End of the year
Deducted from assets						
Allowance for doubtful accounts	2009	5,332	480 [1]	-	-	5,812
	2008	716	4,616 [1]	-	-	5,332
	2007	920	-	204	-	716
Included in liabilities						
Provision for contingencies	2009	65,566	25,607 [2]	2,360	-	88,813
	2008	48,108	17,558 [2]	-	100 [2]	65,566
	2007	50,133	15,331 [2]	-	17,356 [2]	48,108

[1] Note 13.h.)

[2] Included in "Other expense, net".

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

g) Foreign currency assets and liabilities

	2009				2008		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	105,933	3.760 (1)	398,308	US$	64,079	218,702
Investments, net	US$	126,645	3.760 (1)	476,186	US$	88,489	302,012
Account receivables, net	US$	30,750	3.760 (1)	115,618	US$	32,665	111,486
Other receivables	US$	2,946	3.760 (1)	11,077	US$	2,028	6,922
				1,001,189			639,122
NON CURRENT ASSETS							
Account receivables	US$	3,042	3.760 (1)	11,437	US$	3,718	12,691
Property, plant and equipment, net	US$	2,498	3.760 (1)	9,392	US$	2,508	8,560
	Euros	1,550	5.460 (1)	8,463	Euros	82	388
				29,292			21,639
				1,030,481			660,761
CURRENT LIABILITIES							
Accounts payable	US$	10,717	3.800 (2)	40,725	US$	3,770	13,018
	Euros	118	5.520 (2)	651	Euros	233	1,116
Loans	US$	3,943	3.800 (2)	14,983	US$	4,035	13,932
Advances from customers	US$	203	3.800 (2)	771	US$	2,870	9,910
				57,130			37,976
NON CURRENT LIABILITIES							
Loans	US$	395,350	3.800 (2)	1,502,330	US$	405,000	1,398,465
Advances from customers	US$	316	3.800 (2)	1,202	US$	502	1,733
				1,503,532			1,400,198
				1,560,662			1,438,174

(1) Buy exchange rate as of December 31, 2009.

(2) Sell exchange rate as of December 31, 2009.

US$: United States of America dollars