Form 20-F
period 2010-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2011-06-17
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

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

Financial Statements

The audited consolidated financial statements included in this Annual Report (our “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”) and the requirements of Argentina’s Comisión Nacional de Valores (the “CNV”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). For a description of the principal differences between Argentine GAAP and US GAAP see Note 12 to our Financial Statements. Our Financial Statements as of and for the years ended December 31, 2010, 2009, 2008 and 2007 were audited by Sibille (“KPMG”), the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity and independent registered public accounting firm, and as of and for the year ended December 31, 2006 was audited by Price Waterhouse & Co S.R.L., Buenos Aires, Argentina (“Price”), a member firm of PricewaterhouseCoopers, an independent registered public accounting firm. The report of KPMG, dated June 16, 2011, related to our Financial Statements is included in this Annual Report.

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

i

A

Other Information

Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina S.A. (“Banco Nación”), without any independent verification by us.

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

References to “we”, “us” and “our” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiary, Telcosur S.A. (“Telcosur”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties. When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—Risk Factors” and other cautionary statements appearing in “Item 5. Operating and Financial Review and Prospects”. These factors and statements, as well as  other statements contained herein, describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

Forward-looking statements include but are not limited to the following:

(a)

statements regarding changes in general economic, business, political or other conditions in Argentina;

▪

estimates relating to future tariffs and prices for our transportation services and future prices and volumes of our natural gas liquids (“liquids”) and for products and services in our other non-regulated business;

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

▪

risk and uncertainties with respect to labor relations in Argentina;

▪

statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion; and

▪

estimates of our future level of capital expenditures, including those required by ENARGAS and other Argentine governmental authorities.

ii

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

▪

risks and uncertainties associated with our non-regulated business, including those related to international and local prices of liquids, taxes and other restrictions imposed on liquids exports, our ability to renegotiate our agreements with customers and possible increased regulation of the liquids industry in the future by the Argentine government;

▪

risks and uncertainties resulting from government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases, restrictions on payments abroad and exchange controls;

▪

risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets or expenditures required or otherwise mandated or initiated by ENARGAS or other Argentine governmental authorities for the expansion of our pipeline system or other purposes, including the risk that we may effectively be forced to make investments or take other actions that may not be as commercially attractive as other actions;

▪

risks and uncertainties resulting from the prospect of additional Argentine government regulation or other Argentine governmental involvement in our business;

▪

developments in legal and administrative proceedings involving us and our affiliates;

▪

changes to or revocation of our License; and

▪

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent accountant’s reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated Financial Statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Statement of Income Data:
Net revenues (1)	1,653,001	1,600,648	1,419,202	1,257,273	1,309,502
Operating income	363,393	561,517	431,432	490,019	570,130
Net financial expense	(163,166)	(212,120)	(98,531)	(193,495)	(189,043)
Net income before income tax	201,425	321,712	318,480	294,520	379,914
Net income for the year	102,236	178,380	175,091	147,508	358,022
Per Share Data: (2)
Net income per share	0.13	0.22	0.22	0.19	0.45
Net income per ADS	0.64	1.12	1.10	0.93	2.25
Balance Sheet Data:
Property, plant and equipment, net	4,059,222	4,123,410	4,171,763	4,170,600	4,217,871
Total current assets	1,471,755	1,468,040	829,384	683,173	711,841
Total non-current assets	4,139,590	4,151,150	4,203,940	4,318,511	4,427,401
Total assets	5,611,345	5,619,190	5,033,324	5,001,684	5,139,242
Total current liabilities	574,145	607,764	358,185	312,741	378,748
Total non-current liabilities	1,744,180	1,790,317	1,602,410	1,759,395	1,978,363
Total liabilities	2,318,325	2,398,081	1,960,595	2,072,136	2,357,111
Minority interest	1	1	1	1	2
Shareholders’ equity (net assets)	3,293,019	3,221,108	3,072,728	2,929,547	2,782,129
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (includes work in progress) (3)	155,697	161,398	229,095	189,061	156,411
Depreciation and amortization	215,296	209,444	204,768	198,923	192,887
US GAAP Information:
Net income	226,141	132,739	208,469	219,556	405,582
Shareholders’ equity	2,633,642	2,437,781	2,335,045	2,158,424	1,935,500
Net income per share (2)	0.28	0.17	0.26	0.28	0.51
Net income per ADS (2)	1.42	0.84	1.31	1.38	2.55

(1) Includes Ps. 550,972; Ps. 669,440; Ps. 506,302; Ps. 509,501 and Ps. 491,996 of gas transportation net revenues and Ps. 1,102,029; Ps. 931,208; Ps. 912,900; Ps. 747,772 and Ps. 817,506 of liquids production and commercialization and other services net revenues for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

(2) Net income per share under Argentine GAAP and US GAAP have been calculated using the weighted average shares outstanding. Each American Depositary Share (“ADS”) represents five shares.

(3) Represents additions to property, plant and equipment. For more information, see Note 3 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

Dividends

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual Financial Statements and must be approved by a Shareholders’ Meeting as described below. Since 2006, we have paid dividends in the amount of Ps. 32.0 million in May 2008, Ps. 30.0 million in April 2009, Ps. 30.3 million in April 2010 and Ps. 976.0 million in May 2011.

Our Board of Directors regularly submits our Financial Statements for the preceding year, together with reports thereon by the Supervisory Committee, to the Shareholders at the Annual Ordinary Shareholders’ Meeting for approval. Under the Argentine Commercial Companies Law No. 19,550 (the “Commercial Companies Law”), this Ordinary Shareholders’ Meeting must be held to approve the Financial Statements and determine the allocation of our net income for such year. Under the Commercial Companies Law, the Shareholders are required to allocate a legal reserve equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) "Common stock nominal value" plus (ii) "Cumulative inflation adjustment to common stock", as shown on our Consolidated Statement of Changes in Shareholders’ Equity (the "Adjusted Common Stock Nominal Value"). However, if the aggregate legal reserve falls below 20% of the Adjusted Common Stock Nominal Value, we must restore the legal reserve before paying any dividends. The amount represented by the legal reserve is not available for distribution as dividends. At the Ordinary Shareholders’ Meeting held on April 29, 2011, our shareholders approved an increase in the legal reserve by Ps. 5.1 million to Ps. 213.4 million, which represents 11.00% of the Adjusted Common Stock Nominal Value. Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the Shareholders’ Meeting. Dividend payment process must be initiated within 30 days of their declaration and it must be completed within 10 business days after its initiation. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

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

During a given fiscal year, our Board of Directors may declare interim dividends, in which case the members of the Board of Directors and of the Supervisory Committee are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law, as amended and our By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class B Shares on the Buenos Aires Stock Exchange (“BASE”) and, as a result, would likely affect the market price of our ADSs as well. In addition, such fluctuations will affect the dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Bank of New York Mellon ( the “Depositary”), pursuant to our depositary agreement of cash dividends paid in pesos on the underlying Class B Shares.

The following table sets forth, for the periods indicated, high, low, average and period-end exchange rates between the peso and the U.S. dollar, as reported by Banco Nación. The Federal Reserve Bank of New York does not publish a noon buying rate for the peso. The average rate is calculated by using the average of Banco Nación reported exchange rates on each day during the relevant monthly period and on the last day of each month during the relevant annual period.

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
December, 2010	3.9840	3.7920	3.9768	3.9760
January, 2011	4.0080	3.9720	3.9826	4.0080
February, 2011	4.0300	4.0090	4.0223	4.0300
March, 2011	4.0540	4.0280	4.0374	4.0540
April, 2011	4.0850	4.0500	4.0661	4.0800
May, 2011	4.0900	4.0780	4.0838	4.0900
June, 2011 (through June 15)	4.0940	4.0890	4.0917	4.0940

Year ended December 31,
2006	3.1070	3.0300	3.0747	3.0620
2007	3.1800	3.0580	3.1158	3.1490
2008	3.4530	3.0140	3.1586	3.4530
2009	3.8540	3.4490	3.7318	3.8000
2010	3.9880	3.7940	3.9129	3.9760

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On June 15, 2011, the reported exchange rate was Ps. 4.094=US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because more than Ps. 500 million of our annual revenues are peso-denominated and our primary assets are based in Argentina while substantially all of our liabilities and capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a sociedad anónima and all of our operations and operating assets are located in Argentina. More than Ps. 500 million of our annual revenues are peso-denominated for the years ended December 31, 2010, 2009 and 2008. Conversely, all of our indebtedness and most of our capital expenditures are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of propane and butane (“LPG”) and natural gasoline.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation, and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political and economic crisis. The crisis had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on us and our net borrowing position, substantially all of which was denominated in U.S. dollars, (ii) the pesification, at a rate of Ps. 1 to US$1, of our U.S. dollar-denominated gas transportation tariffs, (iii) our default on our financial indebtedness and (iv) the elimination of tariff adjustments for public utilities based on non-Argentine indexes or other indexation methods. From 2003 until the third quarter of 2008, the Argentine economy experienced a significant recovery and growth. Beginning in the third quarter of 2008, the Argentine economy was negatively impacted by the international economic crisis. Since 2010 the Argentine economy has been recovering as a result of the monetary expansion policy carried out by the developed countries and the continued growth experienced by China, which is an important export market for Argentina.

In December 2008, the Argentine government enacted a law pursuant to which approximately Ps. 94.4 billion (US$29.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) were transferred to the government-run social security agency (“ANSES”), resulting in a decline in liquidity in the local capital markets, which may further limit the sources of financing for Argentine companies, including us. In April 2011, a presidential decree eliminated the 5% limit on voting rights for stock owned by ANSES, thereby expanding the Argentine government’s influence in key industries such as energy, telecommunications, finance and transport, among others.

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

The significant peso devaluation during 2002 adversely affected our results and financial position. All of our financial debt is denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law, however, limited our ability to mitigate the impact of the peso devaluation. Particular aspects of the regulatory framework that adversely affected us included the pesification of our tariffs at a rate of Ps. 1 to US$1 compared with an exchange rate, as of May 31, 2011, of Ps. 4.090 to US$1, regulatory issues related to the renegotiation of our tariffs, new taxes and other restrictions on exports of LPG and gas supply.

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

At May 31, 2011, the total amount of principal and interest under our consolidated U.S. dollar-denominated indebtedness was the equivalent of US$375.2 million.

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

During 2006 to 2010, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity, which applied upward pressure on the demand for goods and services. The rate of inflation evolved as follows:

	December 31,
	2010	2009	2008	2007	2006
	(annual % change)
WPI	14.8	10.0	8.8	14.4	7.2
CPI	10.5	7.7	7.2	8.5	9.8

At the end of January 2007, the Instituto Nacional de Estadística y Censos (“INDEC”), which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, experienced a process of institutional reforms, following which some private analysts have materially disagreed with the official inflation data (and other economic data affected by inflation data, such as poverty and Gross Domestic Product (“GDP”) estimates) published by INDEC.

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

In 2001, as a result of the suspension of lending arrangements with Argentina by the International Monetary Fund (“IMF”) and Argentina’s default on approximately US$65.4 billion of its then-outstanding sovereign debt, international rating agencies downgraded the rating of Argentina’s sovereign debt to default status. The Argentine government launched a process to restructure its sovereign debt on January 14, 2005, and, on March 18, 2005, announced that 76.15% of its bondholders had accepted the restructuring offer. The Argentine government issued new bonds to the accepting holders in April 2005 and paid overdue interest accrued from December 2003. In addition, on December 15, 2005, the Argentine government announced the early payback of its debt to the IMF, and on January 3, 2006, a disbursement was made by the Argentine government for an amount of US$9.5 billion. In 2010, the Argentine government made a new offer to exchange new bonds and cash for defaulted bonds held by creditors who had not accepted the exchange offer made in 2005, which permitted Argentina to restructure the 66% of the remaining defaulted debt.

Several legal actions have been filed in the U.S., Italy and Germany by holders of Argentina’s sovereign debt who did not participate in either restructuring. A judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital, which could have a significant effect on the Argentine government’s ability to stimulate sustained economic growth.

Due to its efforts, the Argentine government has been able to reduce external debt levels and improve its debt maturity profile. In recent years, Argentina has based its debt-management strategy on replacing market debt by intragovernmental debt. This strategy has reduced rollover risk in the next two years and eased liquidity pressures, though it may not address longer-term fiscal pressures.

In addition, the Argentine government has been trying to negotiate with the Club of Paris in order to restructure its defaulted debt of more than US$6 billion.

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

The Argentine financial market and economy may be adversely affected by the economic and financial global crisis

In 2008, the economy of the United States of America entered into a recession in part as a result of the mortgage market crisis. This financial crisis quickly spread to other developed countries, affecting (i) their financial markets through the steep decline in financial assets prices (including oil and other commodities) and (ii) their real economies, generating recessions and unemployment rate increases. The Argentine economy showed signs of weakness: a significant fall in both trade and fiscal surpluses; lower economic activity; workforce suspensions and dismissals; and local currency devaluation.

However, since 2009, economic conditions have showed signs of improvement in Argentina driven principally by higher agricultural commodity prices and the growth of some industries.

In 2010 the global economy continues to recover unevenly, with most emerging economies expanding faster than advanced economies. In many emerging economies, including Argentina, the recovery has been much faster than in Europe or the United States.

Although many analysts believe the risk of a double-dip recession in the United States has receded, Europe remains vulnerable and new risks have emerged. New uncertainties about oil supply have led to a sharp increase in oil prices, which would slow global growth and in turn push down prices of other commodities, including those exported by Argentina. The absence of a well-defined medium-term fiscal adjustment plan in the United States could put upward pressure on U.S. interest rates and tighten global financial conditions.

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

All of our net revenues from our gas transportation segment (which represented approximately 33% and 42% of total net revenues during 2010 and 2009, respectively) are attributable to public service contracts, which are subject to Argentine government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”) in 1992. Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00=US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts. Little progress has been made to date in our renegotiation process with UNIREN. On October 9, 2008, we signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we need them to carry out an investment plan for improvements in our pipeline system. However, as the tariff increase has not been granted yet, the entire investment plan has been executed with our funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, we requested ENARGAS authorization to issue the tariff schedule including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 we were served notice of the judgment that upheld the injunction filed by us. Said judgment orders the SCyCG to return to ENARGAS -within a two-day period- the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the tariff schedule and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by us.

Moreover, on November 16, 2010, we received an invitation from the UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Public Emergency Law, to which end the UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Argentine Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, we decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (unless the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, we requested ENARGAS and the MPFIPyS to join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide –within a 60 business day term following reception of said documents and verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the transitional tariff schedule stipulated therein. We and ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011.

We cannot offer any assurance as to when ENARGAS will publish the tariff schedule and set the methodology. The transitional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government.

According to the transitional agreement, we should reach an agreement with the UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2011. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we received a proposal for a comprehensive license renegotiation agreement from the UNIREN (which includes the initial 20% tariff increase). As of the date of this Annual Report, we are still evaluating the terms of this proposal and negotiating with the UNIREN.

Notwithstanding this tariff increase, a delay in the application of the integral license renegotiation or any failure of the Argentine government to comply with the terms of the renegotiated license could materially adversely affect the profitability of our gas transportation segment.

In addition, the lack of a tariff adjustment has also adversely affected some gas distribution companies, which are our main clients in the gas transportation business segment. Failure of the distribution companies to reach an agreement with the Argentine government on their own tariff adjustment could materially adversely affect the collectability of our gas transportation revenues.

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

Enron Corp. (“Enron”), a former indirect shareholder of Compañía de Inversiones de Energía S.A. (“CIESA”), our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and together with Enron, the “Claimants”) filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Argentine government under the Bilateral Investment Treaty between the United States and Argentina (the “Claim”). We understand that the Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Argentine government to pay US$106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Argentine government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Argentine government before the ICSID. Currently, preparatory acts are being carried out for the establishment of the Tribunal that will hear the case. The continued pursuit of the Claim has adversely affected the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

On January 20, 2011, Pampa Energía S.A. (“Pampa”) announced (a) its plans to acquire Enron Pipeline Company Argentina S.A. (“EPCA”) along with Enron’s economic rights to the Claim; (b) the purchase from Ashmore Energy International Limited (“AEI”) of debt issue by CIESA in respect of all notes (Obligaciones Negociables) issued by CIESA on April 22, 1997 (the “CIESA Notes”) and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Derivatives”) and (c) the purchase of AEI’s rights in certain litigation identified as “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York, New York County (the “New York Litigation”).

The proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, including Enron and its affiliates, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments that were not applied in 2000 and 2001. Additionally, the proposal would require us to hold the Argentine government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected. Ponderosa, the entity holding the Claim, has indicated that it would only consider waiving the Claim, if it receives what it considers to be fair compensation.

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

We conduct our business in an unionized environment

The sectors in which we operate are largely unionized. Although we consider our current relations with our workforce to be acceptable, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future. Additionally, labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to plants and routes in the recent past.

We do not maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. Strikes, picketing or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition.

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

Pipeline expansions

In light of these events, the Argentine government has decided to implement a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds as vehicles to facilitate financing of those investments. In order to finance such expansions, Law No. 26,095 was passed to provide for the creation of additional tariff surcharges (“cargos específicos”), which are special contributions to the gas trust fund made by the potential or actual beneficiaries of the improved gas transportation systems.

In 2005, a trust fund was created to carry out the expansion of the San Martín pipeline, which was completed in August 2005 and resulted in a transportation capacity increase of 102 MMcf/d. In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau of Argentina (the “Federal Energy Bureau”) and gas transporters, among others, signed a Letter of Intent to carry out a second, significantly larger expansion of the gas pipeline system. This second expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d.

Ownership of the works of the second expansion will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users.

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involves the construction of a new pipeline in the Magellan Strait, which was completed in March 2010, and permits the transportation of more natural gas from the Austral basin. As of December 31, 2010, 222 MMcf/d of the second expansion project has been completed and become operational.

The remaining 156 MMcf/d is estimated to be completed in different stages-53 MMcf/d in July 2011 and 103 MMcf/d during 2012. We cannot assure you that the remaining expansion projects will be completed by such time.

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

During the winter of 2007, natural gas production could not meet the demand, which was higher than in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather recorded during this season. At no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles according to instructions from the governmental committee referred to above during the emergency without considering whether other users have firm or interruptible natural gas supply and/or transportation contracts. During the last three winters, the natural gas demand from the residential segment was lower than in 2007 as a direct consequence of the warmer weather recorded in this period, while a higher demand from the industrial and electric power plants sectors was observed. Although the natural gas supply shortage did not generate a bottleneck in the transportation capacity for meeting the total demand from the system, the Argentine government imposed restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas (“CNG”) stations and industries connected to the distribution network.

On September 2010, ENARGAS issued Resolution No. 1410/10 which came to regulate and complement the natural gas transportation dispatch dispositions regulated under Resolution No. 716/98. Moreover, ENARGAS issued complementary dispositions in April and June, 2011. This legal framework contains specific dispositions regarding the administration of natural gas deliveries, allocating the available natural gas volumes to the priority demand -which includes consumers type R, P and subdistribution-. Furthermore, it sets the standards regarding dispatch disbalances and rules the involvement of ENARGAS in the express request for the reallocation of transportation capacity from one consumer to another -where Priority Services prevail- on the grounds of natural gas deficits.

Although neither our results of operations nor financial condition were materially adversely affected by transportation service interruptions during the last three winters described above, we cannot assure you that similar interruptions will not in the future materially adversely affect our results of operations or financial condition.

Our liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquén and Austral natural gas basins, which flow and caloric power are subject to risks that could materially adversely affect our liquids business segment. Gas arriving from the Neuquén basin has declined in quality since 2009.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. There is some risk that natural gas production will continue to decrease in the future and that new exploration will not compensate for such decline, which would adversely affect our liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of liquids we produce. In addition, since 2009, the quality of natural gas injected from the Neuquén basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, impacting negatively on its level of production. This lower output of natural gas also causes the increase in the cost of liquids production and commercialization for our own account which reduces our profit from this business segment.

We could also be adversely affected by additional competition in our liquids business. In 2000, a gas processing plant was built upstream of the Cerri Complex (see “Item 4.— Our Information—B. Business Overview— Liquids Production and Commercialization—Competition” below). Any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from liquids production and commercialization services.

In addition, as discussed in the preceding risk factor, actions taken by the Argentine government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex.  During the winter of 2007, processing at the Cerri Complex was interrupted for 27 days, not including days with partial interruptions. As a result, liquids production in 2007 was the lowest recorded since 2002. In the following years, the Cerri Complex has suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas (“LNG”) regasification tanker. In the future, we could suffer natural gas supply interruptions as a result of unusually cold weather, falling natural gas reserves, or other factors beyond our control, and such interruptions could materially adversely affect our liquids business (see “Item 4.— Our Information—B. Business Overview— Liquids Production and Commercialization” below).

Finally, the level of liquids production could be materially adversely affected if natural gas prices in the domestic market increase relative to the reference international prices of LPG and natural gasoline, a condition that could cause gas producers to sell the natural gas rather than process it at the Cerri Complex.

Our liquids business is volatile and fluctuations in international prices may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment and the significant increase in international prices of LPG and natural gasoline, operations relating to liquids production and commercialization have represented more than 50% of our total net revenues since 2003. In 2008, the international market for liquids remained favorable throughout most of the year, and even hit historical highs. However, prices fell dramatically in the last quarter of 2008 as the result of the international financial crisis. Since mid 2009 prices have  recovered firmly, but remained below the record prices registered in 2008.

Any additional significant decline in international prices of LPG or natural gasoline may materially adversely affect our results of operations and financial condition.

Our ethane sales strongly depend on the PBB Polisur S.A. ("PBB") capacity to purchase our production

We sell all our ethane to PBB under a 10-year agreement that will expire on December 31, 2015. The price was fixed until December 2007 and is now subject to adjustment based on a variety of factors. Any ethane extracted from the Cerri Complex which cannot be sold to PBB is reinjected into the pipeline. Ethane sales represented approximately 22%, 29% and 19% of our liquids production and commercialization business segment revenues in 2010, 2009 and 2008, respectively.

Within recent years, PBB has suffered several adverse operational conditions which affected its capacity to off-take our production of ethane. We cannot assure you that PBB’s adverse conditions will not repeat in the future. Any future unwillingness or inability of PBB to purchase our ethane production may materially affect our results of operations and financial condition.

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

CIESA defaulted on its debt on April 22, 2002. On September 1, 2005, CIESA, its shareholders and its creditors executed a restructuring agreement (the “Restructuring Agreement”). In January 2009, AEI, which claimed to be the only holder of CIESA Notes, announced its decision to terminate the Restructuring Agreement. On January 28, 2009, CIESA commenced a legal action in the Supreme Court of the State of New York, County of New York (the “New York Court”) seeking a judicial declaration that any claim by AEI against CIESA arising in connection with CIESA Notes is time-barred because the statute of limitations period pertaining to any such claim has expired under New York law (see “Item 4.— Our Information—A. Our History and Development—General” below). Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Hispano Argentina S.A. (“Petrobras Hispano” and together with Petrobras Argentina, the “Group Petrobras Argentina”), Pampa, Pampa Inversiones S.A. (“PISA”) and Inversiones Argentina I Ltd. (“IAI” and together with Pampa and PISA, the “Group Pampa”) and CIESA entered into a Memorandum of Agreement dated May 10, 2011, (the “Memorandum of Agreement”) which provides, among others, that such parties shall negotiate and reach an agreement to, first, suspend (“standstill”) the New York Litigation, reestablish the restructuring set forth in the Restructuring Agreement (based on the exchange of the Equity Option Debt for the Equity Option Consideration as described in Section 2.6 of the Restructuring Agreement and elsewhere in the Restructuring Agreement) and include Pampa as a party to the Restructuring Agreement, with the objective of obtaining the regulatory approvals and compliance of the remaining conditions precedent for the consummation of the Equity Option under the Restructuring Agreement, and, second, to settle and resolve the New York Litigation.

We are not a party to either action, but the outcome of this litigation, or any related settlement, could affect who controls or may control us.

As a consequence of the enactment of Law No. 26,425 in December 2008, which established the nationalization of the social security system, the AFJPs transferred to the ANSES their respective TGS shareholdings, representing more than 20% of our common stock. ANSES previously had been subject to a 5% limit on its voting rights until a Presidential Decree in April 2011 eliminated such restriction. Thus, the ANSES has become our main minority shareholder.

Item 4. Our Information

A.

Our History and Development

General

Operations

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

We are currently the largest transporter of natural gas in Argentina, delivering approximately 61% of the  total gas transported in Argentina, through 5,598 miles of pipeline, of which we own 4,754 miles. Substantially all of our transportation capacity, approximately 2.6 Bcf/d in 2010, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented approximately 33% and 42% of our total net revenues for the years ended December 31, 2010 and 2009, respectively.

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

We are also one of the largest processor of natural gas and one of the largest marketers of liquids in Argentina. We operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where liquids are separated from gas transported through our pipeline system and stored for delivery. Our liquids production and commercialization business is not subject to regulation by ENARGAS, and revenues from this segment represented approximately 61% and 50% of our total net revenues during the years ended December 31, 2010 and 2009, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining shares of our common stock. CIESA is owned 50% by Group Petrobras Argentina, 40% by a trust whose trustee is ABN AMRO BANK N.V. Sucursal Argentina, (the “Trust”), and the remaining 10% by EPCA – which was acquired by Pampa on April 8, 2011 after having obtained ENARGAS approval.

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, the principal, the last interest installment, and the cap and collar of its interest rate agreements.

In April 2004, Group Petrobras Argentina and Enron, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, ENARGAS approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to the Trust, and (b) Group Petrobras Argentina, transferred Class “B” common shares of TGS, representing 7.35% of our capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

The Restructuring Agreement signed on September 1, 2005 among CIESA, Group Petrobras Argentina, EPCA, the Trust and its creditors contemplated the terms and conditions of the second stage of CIESA’s restructuring process, which was to be completed once the appropriate approvals were obtained from CNV, ENARGAS and Comisión Nacional de Defensa de la Competencia (“CNDC”).

On January 9, 2009, while approval of the Restructuring Agreement was pending before government bodies, AEI - the only self-declared holder of the CIESA Notes - notified CIESA its election to terminate the Restructuring Agreement.

On January 28, 2009, CIESA brought an action in New York state court seeking a declaratory judgment that any action initiated by AEI against CIESA in connection with the CIESA Notes is barred by the statute of limitation, requesting an injunction for strict performance of the Restructuring Agreement and requesting damages for unlawful termination of the agreement by AEI.

In February 2009, AEI filed a bankruptcy petition against CIESA in the Courts of Argentina in connection with its financial debt. In October 2009, the Court of Appeals (Sala C de la Cámara de Apelaciones en lo Comercial de la Capital Federal) denied the bankruptcy petition lodged by AEI.

By means of a decision dated April 12, 2010, the court in New York decided to exercise jurisdiction over CIESA’s request to hear both the main issues raised against AEI in connection with the statute of limitations of the CIESA Notes and those matters raised alternatively. On May 13, 2010, AEI filed an answer to CIESA’s action and a counterclaim against CIESA seeking the payment of CIESA’s financial debt. This counterclaim also names Group Petrobras Argentina and seeks compensation for damages, alleging that Group Petrobras Argentina have the control of CIESA and that Group Petrobras Argentina acted in their own advantage in an effort to defraud AEI. As of the date of  this Annual Report, there are no other Court decisions related to this matter.

As we mentioned above, on May 10, 2011, CIESA executed a Memorandum of Agreement in which the parties agreed, firstly, to bring the New York Litigation, to a standstill in order to re-establish the restructuring provided under the Restructuring Agreement, and to include Group Pampa as a party thereto, all of the foregoing subject to the necessary governmental approvals in order to be able to implement the Restructuring Agreement; and secondly, to timely abandon and waive each and every claim and action that the parties and third parties have raised in the New York Litigation.

On May 18, 2011, together with CIESA, Group Petrobras Argentina, the Trust and Group Pampa, entered into a fourth amendment to the Restructuring Agreement which basically provides for the replacement of AEI by Group Pampa in the Restructuring Agreement. The fourth amendment to the Restructuring Agreement was filed with ENARGAS and CNDC and is subject to their respective approvals.

Capital expenditures

During the last three years, our aggregate capital expenditures amounted to approximately Ps. 546.0 million. Such capital expenditures include Ps. 109.6 million related to our gas transportation system expansions which were carried out under prepayment schemes, Ps. 245.5 million related to improvements to our gas transportation system, Ps. 87.2 million related to liquids production and commercialization activities and Ps. 103.7 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

During 2008, Aluar Aluminio Argentino S.A.C.I (“Aluar”) subscribed 35 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of roughly Ps. 111 million. The related works consisted of the installation of loops along the San Martín pipeline and their financing was completed during 2009 through the advance payment for service from Aluar.

B.

Business Overview

GAS TRANSPORTATION

As a transporter of natural gas, we receive gas owned by a shipper, usually a gas distributor, at one or more intake points on our pipeline system for transportation and delivery to the shipper at specified delivery points along the pipeline system. Under applicable law and our License, we are not permitted to buy or sell natural gas except for our own consumption and to operate the pipeline system. See “—Regulatory Framework” below for more information.

Our pipeline system connects major gas fields in southern and western Argentina with distributors and other users of gas in those areas and the greater Buenos Aires area. Transportadora de Gas del Norte (“TGN”), the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides gas transportation services to the greater Buenos Aires area.

Gas transportation services accounted for approximately 33%, 42% and 36% of our total net revenues in 2010, 2009 and 2008, respectively. In 2010, approximately 93% of our average daily gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below). Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2010, the amount of net revenues derived from firm transportation contracts was approximately Ps. 509,2 million, representing 92% of the total net revenues for the gas transportation segment. Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into predominantly with four gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have firm or interruptible contracts (see “Regulatory Framework—Industry Structure” below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. Our service area contains approximately 5.4 million end-users, including approximately 3.5 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGas S.A. (“MetroGas”), Gas Natural Ban S.A.(“BAN”), Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These distribution companies serve in the aggregate approximately 67% of the distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2010, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGas (1)	253.9	24%	2.2	89%
Camuzzi Pampeana (1)	166.2	15%	1.2	98%
Camuzzi Sur	159.2	15%	0.6	100%
BAN (1)	137.7	13%	1.4	66%
		67%	5.4

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, as at December 31, 2010, 2009 and 2008, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	As at December 31,
	2010		2009		2008
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (million of pesos)
MetroGas	777	173.3	777	180.2	777	178.0
Camuzzi Pampeana	473	86.9	452	85.6	452	89.2
BAN	346	67.3	346	68.1	346	70.5
Camuzzi Sur	381	20.4	378	21.1	374	20.5
Petrobras Argentina	106	40.9	131	40.9	155	31.8
Others	646	120.4	558	221.3	484	85.3
Total firm	2,729	509.2	2,642	617.2	2,588	475.3
Interruptible and others:		41.7		52.2		31.0
Total	2,729	551.0	2,642	669.4	2,588	506.3

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

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2010, 2009 and 2008:

	December 31,
	For the year ended
	2010	2009	2008
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGas	632	678	692
Camuzzi Pampeana	360	357	371
Camuzzi Sur	247	279	268
BAN	258	268	275
Others	604	519	484
Subtotal firm	2,101	2,101	2,090
Subtotal interruptible	159	95	138
Total	2,260	2,196	2,228
Average annual load factor(1)	79%	79%	86%
Average winter heating season load factor(1)	85%	86%	85%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2010, as in every year, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our endeavor was reflected in a compressor availability average of 97.3%. In this effort, we actively cooperated with the connection of the natural gas re-gasifying tanker (hired through Energía Argentina S.A. (“ENARSA”) and discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

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

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the San Martín pipeline transportation capacity for approximately 102 MMcf/d. The expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the expansion (including Value Added Tax (“VAT”) in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 23 million.

In April 2006, the Ministry of Federal Planning and Public Investment and Utilities, the Federal Energy Bureau and natural gas transportation companies, among others, signed a Letter of Intent to carry out the second expansion of the gas pipeline system which will increase the capacity of our transportation system by 378 MMcf/d. In December 2006, the gas trust fund contracts for the second expansion were signed, and we entered into an agreement under which we are managing the construction of the expansion.

Ownership of the works of the second expansion lies with a gas trust fund and the investment is financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The costs of the works are being repaid with a new tariff charge that is ultimately paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the works come into service, we take charge of their operation and maintenance and the rendering of firm transportation services. For these services, we are paid a monthly Charge for Access and Use (“CAU”). The CAU is less than the transportation tariff because we were not required to make any investment in the construction of this pipeline expansion.

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Magellan Strait for the transportation of natural gas from the Austral basin. This new pipeline in the Magellan Strait has a length of 24 miles and a transportation capacity of 600 MMcf/d. This work required the technical support of Petrobras Argentina (under the scope of the Technical Assistance Agreement – See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Agreement” below), which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A. This project was completed in March 2010. As of December 31, 2010, 222 MMcf/d of the second expansion project had been completed and become operational.

Under the above mentioned management agreement signed in December 2006, we billed Ps. 50.3 million as consideration for our management services rendered for the completed portion of the expansion project comprising incremental transportation capacity of 247 MMcf/d. In addition, we are negotiating, with the ENARGAS and the trustee of the gas trust funds, the terms and conditions (other than the tariff which was set by the ENARGAS in 2008) under which we will render the operation and maintenance services with respect to this capacity.

We also are currently negotiating compensation arrangements for the management service associated with the remaining incremental transportation capacity of 131 MMcf/d.

In 2009, we collected Ps. 10.6 million plus VAT of Ps. 2.2 million from the trust fund and, as of December 31, 2010 we held an account receivable of Ps. 46.5 million (VAT included). As of the date of this Annual Report, the account receivable was cancelled through the issuance of 8-year term debt securities (“VRD”) of the Gas Trust. In addition, we hold an account receivable of Ps. 9.1 million with the trust fund in respect of interest on the receivable.

System Improvements.  In 2010, 2009 and 2008, we made capital expenditures in the aggregate amount of approximately Ps. 75.4 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines in accordance with Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports, we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I pipelines, the current operation of the pipeline system poses no significant safety risks. Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; and in the previous five years we have not had significant ruptures in our system’s pipeline.

In order to identify any Stress Corrosion Cracking (“SCC”) that may occur in our pipelines, we conduct hydrostatic tests which do not require the interruption of gas transportation service. In addition, we use a model in order to detect in our pipelines areas liable to SCC. We are evaluating the contract for a new SCC detection tool which will be conducted through 228 miles of pipeline by the end of this year.

We also carry out internal inspection of the pipeline to detect external corrosion, through the use of high resolution inspection devices, which are called smart pigs. When high levels of external corrosion are detected, we proceed to recoat or replace the affected pipeline section, depending on the level of deterioration. In 2010, we carried out internal inspections of 808 miles of pipeline, which resulted in the recoating of 2 miles of pipeline.

Technical Assistance Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods. The Settlement Agreement, mentioned in “—Our History and Development—General”, includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Argentina. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. Since that date, Petrobras Argentina has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards. In November 2008, we and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring on December 28, 2011.

The Technical Assistance Agreement sets out the services to be provided by Petrobras Argentina to us, at the request of our Chief Executive Officer (“CEO”), in return for payment of an annual technical assistance fee equal to the greater of (i) Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before financial income (expense) and holding gains (losses) and income taxes. The services to be provided by Petrobras Argentina to us under the Technical Assistance Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

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

In order to increase the production of natural gas, the Argentine government launched the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices. In 2010, the Argentine government increased the price paid to gas producers who invest in new fields and shale and tight gas. According to the Federal Energy Bureau, it is expected that Gas Plus Program projects would generate investments for more than US$2 billion and add nearly 250,000 MMm3 in the next four years.

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

The graphic below illustrates the consumption of natural gas in Argentina by class of user, stated as a percentage of total consumption, for the year ended December 31, 2010, the most recent year for which such information is available:

Source: ENARGAS

A sharp increase in natural gas demand occurred, starting in 2002, as a consequence of: (i) the recovery of certain industries in the Argentine economy since 2002, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2010. As a result, natural gas became, by far, the cheapest fuel in Argentina and there are high rates of substitution of natural gas for other fuels in industry, power plants and vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The Argentine government has decided to play a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas:

·

creation of ENARSA in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the gas transportation and electricity industries;

·

construction of a new pipeline which may connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region;

·

hiring of two re-gasifying LNG tankers through ENARSA, in Bahía Blanca and Escobar, to inject natural gas into the pipeline;

·

approval of graded price increases of natural gas at the wellhead;

·

establishment of a framework for the constitution of trust fund vehicles to finance gas pipeline expansions;

·

creation of the MEG to improve the transparency and efficiency of daily operations through the free interaction of the offer and demand of natural gas;

·

implementation of various programs to stimulate savings of gas and electricity consumption in order to apply them in industrial activities;

·

importation of natural gas from Bolivia, electricity from Brazil and Uruguay, and fuel oil and gas oil from Venezuela and others countries - the latter as an alternative fuel to natural gas - and to reduce natural gas exports to Chile;

·

completion of the expansion work at the Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant;

·

creation of the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices;

·

construction of two thermal power plants financed by the Argentine government and construction of power plants; and

·

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

The Argentine government, through ENARSA, is currently assessing the advisability of building two liquefied natural gas regasification plants (in the province of Buenos Aires and in Uruguay) intended to cover the natural gas market deficit. In the meantime, since 2008, ENARSA has contracted a liquefied natural gas regasification ship, which allows the injection of natural gas into the pipeline at the Port of Bahía Blanca in order to cover the higher demand in the winter season. In 2010, 63.0 billion of cubic feet of natural gas were injected into the pipeline from the ship. In recent years, injections of natural gas from the ship have played an important role in satisfying the growing natural gas demand during the coldest months of the year. ENARGAS assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship to the existing transportation pipeline.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 64% of the gas transported by our system in 2010 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2009, production in 2009 (the last year for which information is available) and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(1)(2)	Production 2009	Reserve Life(3)
		Bcf	Bcf	(years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	5,417	952	6
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	3,560	350	10
Golfo San Jorge	Chubut, Santa Cruz (north)	1,459	183	8
Cuyo	Mendoza (north)	16	2	8
Noroeste	Salta, Jujuy, Formosa	1,967	222	9
Total		12,419	1,709	7

 (1)

Estimated as of December 31, 2009. There are numerous uncertainties inherent in estimating quantities of proved gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at 2009 production levels.

Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. However, in recent years, its proved gas reserves have been decreasing sharply as new gas reserves have not been found in order to replace the natural gas produced. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén Basin approximately 62% was transported by us and approximately 38% by TGN for the year ended December 31, 2010.

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

Regulatory Framework

Industry Structure. The Natural Gas Act, together with Decree No. 1,738/92, other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of gas in Argentina. Law No. 17,319 (the “Hydrocarbons Law”) regulates the midstream gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we operated until 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

ENARGAS, which operates within the purview of the MPFIPyS, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Act on each company’s license.

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

At the end of May 2007, due to a rise in demand resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under this resolution for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. We have not received any judicial claims from any of our firm transportation clients as of the date of this Annual Report.

During the winter of 2007, natural gas demand from residential users continued growing and the demand from power plants was higher than in previous years, resulting from a combination of factors that included economic growth, lower hydroelectric generation and intense cold weather recorded during this season. Natural gas production could not meet this higher demand, but at no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles according to instructions from the governmental committee referred to above during the emergency without considering whether such customers have firm or interruptible contracts of natural gas supply and/or transportation. These governmental measures did not have a material impact on our results. During the winter of 2008, the natural gas demand from the residential segment was lower than in 2007 as a direct consequence of the warmer weather recorded in this period, while a higher demand from the industrial and electric power plants sectors was observed. Although the supply shortage did not generate a bottleneck in the transportation capacity for meeting the total demand from the system, the government imposed restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

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

During the winter of 2009, our gas pipeline system satisfactorily met the demand for natural gas mainly due to the use of ENARSA gas provided to our transportation system under the Total Energy Program. In 2010, natural gas demand in Argentina once again exceeded available supply, as a result of the restrictions placed on supply to industries during winter months. The situation was more severe than in 2009 basically as a result of the 10% increase in residential demand, triggered by a colder winter in 2010.

Lower natural gas production in 2010 was supplemented by higher natural gas imports by ENARSA through the purchase of LNG, injected to the pipeline transportation system through the re-gasification tanker described above. Compared to 2009 figures, LNG imports more than doubled and the tanker operated throughout the whole year. Gas imports from Bolivia stayed at the same levels of 2009.

The Executive Branch, through Decree No. 180/04, among other measures, established the creation of the MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through supply and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used at the Energy Bureau’s criteria. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on our interruptible transportation revenues. In 2010, the MEG has gradually been used to perform specific transactions which did not have a negative impact in our firm and interruptible gas transportation business.

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

Source:  ENARGAS Resolution No. 2,496/02 (gross receipts tax is not included in such transportation rates)

The CAU is a charge created by the ENARGAS for the purpose of compensating TGN and us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the gas trusts and us since 2007. This charge is paid by the clients which required the additional transportation capacity and those who financed their expansions by means of advance payments and is set by the ENARGAS. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions”.

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

In June and November 2005, we received two proposals from UNIREN. These proposals provided for a tariff increase of 10% and an overall tariff review, and required our and our shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded us to hold the Argentine government harmless from any claim or lawsuit filed by our shareholders. Additionally, said proposals required our and our shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. We responded to the proposals, by declaring that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, we stated that we are determined to make our best efforts to obtain similar commitments from our investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Argentina (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine government. However, two of our shareholders at the time — Ponderosa as a controlling company of EPCA, currently CIESA’s minority shareholder, and Enron Argentina CIESA Holding S.A. (“EACH”) — informed us of the existence of a claim which, jointly with Enron, had been initiated against the Argentine government before the ICSID, an affiliate of the World Bank, and stated that it would only consider waiving its claim if Ponderosa has received fair compensation. The subsequent history of this claim and related developments is described above under “A.  Our History and Development—General—Controlling shareholders”.

On October 9, 2008, we signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for its pipeline system. However, as the tariff increase has not been granted yet, the entire of the investment plan has been executed with our own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, we requested ENARGAS authorization to issue the tariff schedule including the 20% transitory tariff increase and the retroactive collection methodology, and the application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the SCyCG, which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against the ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, the ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 we were served notice of the judgment that upheld the injunction filed by us. Said judgment orders the SCyCG to return to ENARGAS -within a two-day period- the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Decree No. 1,918/09; and orders the ENARGAS -within two days following reception of said documents- to set the tariff schedule and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by us.

Moreover, on November 16, 2010, we received an invitation from the UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Public Emergency Law, to which end the UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, we decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (unless the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, we requested the ENARGAS and the MPFIPyS to join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for the ENARGAS to decide –within a 60 business day term following reception of said documents and verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the transitional tariff schedule stipulated therein. We and the ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. We cannot offer any assurance as to when ENARGAS will publish the tariff schedule and set the methodology.

According to the transitional agreement, we should reach an agreement with the UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2011. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we received a proposal for a comprehensive license renegotiation agreement from the UNIREN (which includes the initial 20% tariff increase). As of the date of this Annual Report, we are still evaluating the terms of this proposal and negotiating with the UNIREN.

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

Currently the Noreste pipeline is the most important pipeline project, lead by the Argentine government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The transportation capacity of this pipeline is anticipated to  be approximately 978 MMcf/d. In March 2010, the governments of Argentina and Bolivia signed an addendum to the agreement entered into by both countries in 2006, with the purpose of achieving a 706 MMcf/d increase in natural gas imports, to be implemented in stages as from the year 2011, along a 20-year term.

In addition, the Argentine government, through the national company ENARSA, is currently assessing the advisability of building two liquefied natural gas regasification plants (in Bahía Blanca and in Uruguay) intended to cover the natural gas market deficit.

These large new projects might reduce future investments in the exploration of fields from which we transport gas and consequently could decrease the volumes transported, adversely affecting our revenues from the gas transportation and liquids production and commercialization business segments.

LIQUIDS PRODUCTION AND COMMERCIALIZATION

Liquids production and commercialization activities are not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for the local market at low prices, the Argentine government enacted Law No. 26,020, which is described in further detail below.

Our liquids production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral gas basins. The owners of the extracted liquids are required to make in-kind deliveries of additional gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas. The results of our liquids production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

We operate our liquids business under two different types of contractual arrangements:

▪

Liquids production and commercialization for our own account: Under this type of arrangement, the liquids products obtained at our Cerri Complex belong to us. We purchase natural gas in order to replace thermal units consumed in the liquids production process and agree with the natural gas distributors and certain producers on the payment of richness contribution incentives in order to maximize the liquids production in the Cerri Complex. This category of our liquids business is most important in terms of revenue, percentage of transactions and profit.

▪

Liquids production and commercialization on behalf of third parties: We also process natural gas and market the liquids products in exchange for a commission based on a percentage of the sale price. In some cases we process the natural gas and deliver the liquids products to the gas producers who pay us a percentage on average monthly sale price obtained from our sales in the domestic or international markets (depending on the contract).

In the local market, we sell our production of propane to marketers at prices set semi-annually by the Federal Energy Bureau. On September 30, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the butane bottles whereby the industry players committed to a substantial reduction in the price of butane bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

We sell our LPG exports to Petredec Limited under an export agreement that  started on January 1, 2011, following a private bidding process that resulted in a significant improvement for us in terms of prices. The contract provides for sales of approximately 248,017 short tons at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract will expire on April 30, 2012.

We also export natural gasoline to Trafigura Beheer B.V. Amsterdam, under an export agreement which came into effect on January 1, 2010 and will expire on June 30, 2011. This agreement provides for sales of approximately 10,741 short tons per month at NWE Ara price, less a fixed discount per metric ton.

Ethane is sold to PBB under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,376 short tons per year. The price was fixed until December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price and in 2009 which increased by 10% over the 2008 price. The prices for 2011 and 2010 each increased 8% per annum over the prior year’s price.

This business segment also comprises storage and dispatch by truck and subsequent shipment of the liquids extracted at the Cerri Complex in facilities located in Puerto Galván. LPG and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. Any ethane extracted in the Cerri Complex which cannot be sold to PBB is reinjected into the pipeline.

The liquids production and commercialization segment increased its percentage of our total revenues from 19% in 2001 to 61% in 2010, as a consequence of the adverse change in the regulated gas transportation segment, and the rises in the international prices of LPG and natural gasoline experienced during recent years (despite the temporarily sharp decline in the fourth quarter of 2008), which generated higher revenues principally from exports. The negative impact of lower international prices and, to a lesser extent, of lower LPG exports were offset by the effect of the Argentine peso devaluation on the revenues stated in this currency. If prices remain low, it could have a significant adverse effect on our future earnings from this market.

The annual sales of the Cerri Complex for 2010, 2009 and 2008 in short tons were as follows:

	2010	2009	2008
Ethane	334,455	358,801	326,281
LPG	544,856	526,275	550,325
Natural gasoline	111,395	109,748	119,266
Total	990,706	994,824	995,872

Our management anticipates that future expansions on the pipeline system will provide new opportunities in the liquids production and commercialization business and lead to related increases in revenues from our gas transportation and liquids production and commercialization businesses.

Since 2007, the Cerri Complex has experienced natural gas supply interruptions in the colder months as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the reduction in natural gas production. These natural gas supply interruptions have been decreasing as a consequence of the growing imports of natural gas, which have been injected in the pipeline system by a liquefied natural gas regasification vessel. This vessel operated from the beginning of June to mid-September in 2008, May to mid-September in 2009 and most of 2010, and provided the local market increasing quantities of natural gas which amounted 15.5 Bcf, 27.6 Bcf and 63.0 Bcf in 2008, 2009 and 2010, respectively.

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

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,094 and US$663 per metric ton (or US$992 and US$601 per short ton, respectively), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$754 and US$457 per metric ton (or US$684 and US$415 per short ton, respectively) of natural gasoline and LPG, respectively.

Competition

Repsol-YPF, together with Petrobras Petroleo Brasileiro and Dow Chemical, created Compañía MEGA S.A. (“MEGA”), which, at the end of 2000, finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from liquids production and commercialization services. To minimize the revenue impact of any project developed upstream of the Cerri Complex, since 2000, we have signed agreements with gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have access to the associated liquids. Since 2005, we have agreed with major gas producers to process their natural gas in the Cerri Complex, and we obtained their commitment to not build gas processing plants upstream of the Cerri Complex during the term of the agreements (10-year term in the case of those agreements signed in 2005 and 5-year term in those agreements entered into since 2006. We are currently negotiating with gas producers for new agreements to replace those expiring at the end of 2011.

OTHER SERVICES

Other services activities are not subject to regulation by ENARGAS.

Our other services are mostly comprised of midstream activities and telecommunication services. Through midstream services, we provide integral solutions related to natural gas from wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment, as well as construction, operation and maintenance of pipelines, which are generally rendered to natural gas and oil producers at wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters, and are rendered directly or through the subsidiaries Gas Link S.A. (“Link”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

During 2010, we renewed some of our service contracts related to other services, which will help to ensure the performance of the business in the mid-term.

In 2010, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF S.A., Petrobras Argentina, we provided a range of technical services related to connection to the transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers of these services, include, among others, Aluar, Emgasud S.A., ENARSA, YPF S.A., Tecpetrol S.A., Profertil S.A., Arpetrol S.A. and Roch S.A.

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

In 2010, Telcosur entered into agreements for the extension of existing agreements and closed new deals with telecommunication companies (“carriers”) and corporate customers in order to consolidate business both in the mid and long term. In addition, Telcosur has made progress in the implementation of its hybrid network, of radio and optic fiber throughout its whole area of service, by means of the execution of agreements with telecommunications infrastructure suppliers and the implementation of several expansion works.

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina

(2) Incorporated in Uruguay

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render gas transportation service through a pipeline system 5,598 miles long, of which we own 4,754 miles. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2010, is set out in the table below:

Major Pipeline	Length Miles	Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,084	24/30	60	56	17	459,300
Neuba I/Loop Sur	732	24/30	60	15	5	61,300
Neuba II	1,064	30/36	70	21	6	188,400
Other (1)	874	Various	Various	6	3	7,500
Total	4,754			98	31	716,500

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

Additionally, as we discussed in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions”, in recent years this pipeline has been expanded by the Gas Trust in order to satisfy the growing gas demand in the Argentine economy.

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

Liquids production and commercialization

Our liquids production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction cryogenic plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline. The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 1.7 Bcf/d.

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons. See “—Business Overview—Liquids Production and Commercialization” above.

Other Services

Midstream

As part of this business segment, we provide services relating to natural gas including treatment, gathering and gas compression, which are rendered at four treatment plants located in the gas fields with a total capacity of 134 MMcf/d and three gas compression plants with a total capacity of 35,600 HP. The following chart shows summary information regarding the treatment and compression plants’ capacity as of December 31, 2010:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	5,200
BRTF	21	3,400
Total	134	35,600

Telecommunication

We own two interconnected networks in Buenos Aires Province which consist of: (i) a flexible and modern microwave digital network with SDH technology and more than 2,859 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West, Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South; (ii) a dark fiber optic network, with approximately 1,056 miles, which covers the routes: La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza; and a network in the Patagonia which consists of a dark fiber optic network, with approximately 374 miles which covers the route Puerto Madryn – Pico Truncado.

In addition, the following networks were incorporated in 2009: (i) a high capacity fiber optic network of approximately 745 miles which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a dark fiber optic network, with approximately 497 miles, which covers the route Bahía Blanca – Puerto Madryn; (iii) a high capacity fiber optic network of approximately 497 miles which links Pico Truncado – Río Gallegos.

Safety, Occupational Health, Environment & Quality

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

We have established an environmental and industrial safety investment plan for the period of 2011-2013 with a budget of approximately US$ 20.2 million.

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

Item 5. Operating and Financial Review and Prospects

A. Operating results

The following Operating and Financial Review and Prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the report of our registered public accounting firm included elsewhere herein. Such Financial Statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV. See Note 12 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated Financial Statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC.

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

Critical accounting policies and estimates

Except as further discussed under “Presentation of Financial and Other Information,” we prepare our Financial Statements in pesos and in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders’ equity as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, see Note 12 to our Financial Statements.

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

·

impairment of long-lived assets; and

·

provision for allowances and contingencies.

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

There has been no impairment during the three years ended December 31, 2010.

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

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2010, and 2009 and net income for the years ended December 31, 2010, 2009 and 2008:

▪

the accounting for income taxes;

▪

the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are treated as expenses under US GAAP;

▪

the capitalization of interest costs;

▪

the deferral of certain pre-operating and organizational expenses under Argentine GAAP, which are expensed as incurred under US GAAP;

▪

the accounting for tax credits;

▪

the impact of US GAAP adjustments on equity investees; and

▪

the accounting for current investments.

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2010 and 2009 and net income for the years ended December 31, 2010, 2009 and 2008. Net income under Argentine GAAP for the years ended December 31, 2010, 2009 and 2008 was approximately Ps. 102.2 million, Ps. 178.4 million and Ps. 175.1 million, respectively, as compared to approximately Ps. 226.1 million, Ps. 132.7 million and Ps. 208.5 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2010, and 2009 was Ps. 3,293.0 million and Ps. 3,221.1 million, respectively, as compared to approximately Ps. 2,633.6 million and Ps. 2,437.8 million, respectively, under US GAAP.

New accounting pronouncements under Argentine GAAP

1.

CNV General Resolution No. 562 (“GR 562”) and No. 576 (“GR 576”) – Adoption of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board

On December 29, 2009, CNV issued GR 562 which provides the application of TR No. 26 approved by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). Our IFRS transition date is January 1, 2011 and the application of such standards is effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012. We prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09, which was approved by the Board of Directors’ Meeting held on April 8, 2010. Moreover, we are evaluating the effects of the adoption of IFRS.

On July 1, 2010, the CNV issued GR 576, which extends General Resolution No. 562/09, and, among others, establishes, that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment (which amount is disclosed in Note 2.k to the consolidated financial statements, in compliance with CNV General Resolution No. 487) must be recorded with debit to Accumulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, we will recognize this liability in the fiscal year 2011. Moreover, this resolution allows the shareholders’ meeting dealing with the approval of the financial statements in which the deferred tax liability was recognized to reallocate the debit to other accounts within Shareholders’ Equity, which do not represent shares or reserved earnings.

Accounting pronouncements issued but not yet adopted under US GAAP

The following is a summary of recent changes in US GAAP. We do not believe any of these changes will have a material impact on US GAAP reconciliation of our reported financial results:

1.

Accounting Standards Update No. 2010-17 “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) (“ASU 2010-17”)

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the consolidated financial statements.

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

The following table sets forth, for the years indicated the variation in the reported WPI, CPI and the exchange rate between the Argentine peso and U.S. dollar.

	December 31,
	2010	2009	2008	2007	2006
	(annual % change)
WPI	14.8	10.0	8.8	14.4	7.2
CPI	10.5	7.7	7.2	8.5	9.8
Devaluation of pesos vs. U.S. dollar	4.6	10.0	9.7	2.8	1.0

Source: INDEC, Banco Nación

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

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

·

The volume of liquids products we produce and sell;

·

Changes in international prices of LPG and natural gasoline;

·

Changes in the input costs related to the liquids production and commercialization;

·

Fluctuation in the Argentine peso / US dollar exchange rate;

·

Local inflation and its impact on costs expressed in argentine pesos; and

·

Changes in laws or regulations affecting our operations, including tax matters.

Discussion of results of operations for the three years ended December 31, 2010, 2009 and 2008

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2010, 2009 and 2008, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2010 compared to year ended December 31, 2009		Year ended December 31,	Year ended December 31, 2009 compared to year ended December 31, 2008
	2010	2009	Variation	Percentage change	2008	Variation	Percentage change
Gas Transportation	551.0	669.4	(118.4)	(17.7%)	506.3	163.1	32.2%
Liquids production and commercialization	1,010.4	800.5	209.9	26.2%	807.3	(6.8)	(0.8%)
Other services	91.6	130.7	(39.1)	(29.9%)	105.6	25.1	23.8%
Net revenues	1,653.0	1,600.6	52.4	3.3%	1,419.2	181.4	12.8%
Operating costs	(651.3)	(613.1)	(38.2)	6.2%	(557.4)	(55.7)	10.0%
Depreciation and amortization	(207.9)	(205.2)	(2.7)	1.3%	(202.4)	(2.8)	1.4%
Costs of sales	(859.2)	(818.3)	(40.9)	5.0%	(759.8)	(58.5)	7.7%
Gross profit	793.8	782.3	11.5	1.5%	659.4	122.9	18.6%
Administrative and selling expenses	(308.3)	(220.8)	(87.5)	39.6%	(228.0)	7.2	(3.2%)
Other operating expenses	(122.1)	-	(122.1)	NA	-	-	-
Operating income	363.4	561.5	(198.1)	(35.3%)	431.4	130.1	30.2%
Other expenses, net	-	(27.2)	27.2	100.0%	(15.6)	(11.6)	74.4%
Gain / (loss) on related companies	1.2	(0.5)	1.7	(340.0%)	1.2	(1.7)	(141.7%)
Net financial expense	(163.2)	(212.1)	48.9	(23.1%)	(98.5)	(113.6)	115.3%
Income tax expense	(99.2)	(143.3)	44.1	(30.8%)	(143.4)	0.1	(0.1%)
Net income	102.2	178.4	(76.2)	(42.7%)	175.1	3.3	1.9%

Year 2010 compared to year 2009

Net revenues

Regulated gas transportation segment. Gas transportation service is our main business activity measured by the invested capital and the resources involved in its operation; however, it is not as significant as our liquids production and commercialization business in our total net revenues because of the pesification of regulated tariffs at an exchange rate of US$ 1=Ps. 1 implemented by the Public Emergency Law. The gas transportation segment represented approximately 33% and 42% of total net revenues earned during the years ended December 31, 2010 and 2009, respectively. A substantial portion of our gas transportation service revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2010 decreased by Ps. 118.4 million compared to 2009. This reduction is mainly due to the accounting in 2009 of Ps. 122.1 million relating to the 20% tariff increase that was retroactive to September 1, 2008. For the reasons described in the following paragraph, we decided to discontinue the recognition of revenue relating to the 20% tariff increase in December 2010 (for further information, see Note 7.a. to our Financial Statements)

Revenues related to interruptible transportation service amount to Ps. 29.5 million and Ps. 25.9 million for the years ended December 31, 2010 and 2009, respectively.

Through Presidential Decree No. 1,918/09, the Argentine government ratified the transitional agreement signed by us and the UNIREN in October 2008. According to this agreement, the funds generated by the tariff increase would be used to carry out an investment plan for our pipeline system which was executed with our funds. The transitional agreement will be in force until the date of the coming into effect of the integral license renegotiation agreement to be signed with the Argentine government. On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against the ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by us, and as of the date of this Annual Report, this appeal has not been resolved and ENARGAS has yet not authorized the billing of the tariff increase (for further information, see “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates”).

Liquids production and commercialization segment. Unlike the gas transportation segment, the liquids production and commercialization segment is not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for local market at low prices, the Argentine government enacted Law No. 26,020, which is discussed further below.

Net revenues from the production and commercialization of liquids segment represented approximately 61% and 50% of our total net revenues during years ended December 31, 2010 and 2009, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, we recover ethane, propane, butane and natural gasoline for both our own account and on behalf of our customers . In 2010, we sold approximately 59% of our production of LPG in the local market to LPG marketers (53% in 2009). We sell part of its production of LPG to liquids marketers in the domestic market. In 2010, the remainder of these products and all of its natural gasoline were exported to Petrobras International Finance Company (“PIFCo”) and to Trafigura Beheer B.V. Amsterdam, respectively, at current international market prices. Since January 1, 2011, we export LPG to Petredec Limited. Ethane is entirely sold in the domestic market to PBB at agreed prices under a long-term contract. We process and sell some of the liquids for our own account, some on behalf of our customers, and some on a fee basis, collecting a commission for the extracted liquids delivered to our customers.

Revenue from the production and commercialization of liquids segment increased by Ps. 209.9 million in the year ended December 31, 2010. This increase is mainly due to higher export sales, which were driven by more than 30% higher average international prices.

The total annual sales for the Cerri Complex for 2010 and 2009 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2010 compared to year ended December 31, 2009
	(volumes in short tons)
	2010	2009	Increase / (decrease)	Percentage change
			(volumes in short tons)
Local market
Ethane	334,455	358,801	(24,346)	(6.8%)
LPG	324,020	277,992	46,028	16.6%
Natural Gasoline	440	-	440	100.0%
Subtotal	658,915	636,793	22,122	3.5%

Exports
LPG	220,836	248,283	(27,447)	(11.0%)
Natural Gasoline	110,955	109,748	1,207	1.1%
Subtotal	331,791	358,031	(26,240)	(7.3%)
Total	990,706	994,824	(4,118)	(0.4%)

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$ 1,094 and US$ 663 per metric ton, respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$ 754 and US$ 457 per metric ton of natural gasoline and LPG, respectively.

Other services. This segment includes midstream and telecommunications services. Midstream services include gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our affiliates Link, TGU and EGS. Telecommunications services are provided by Telcosur.

In the year ended December 31, 2010, Other Services revenues decreased by Ps. 39.1 million in comparison with the year 2009. This decrease resulted from lower revenues generated by construction (partially due to fewer management construction services rendered in connection with pipeline expansion works) and midstream services (as some contracts were cancelled in 2009).

Costs of sales

Costs of sales for the year ended December 31, 2010, rose by Ps. 40.9 million, or approximately 5.0%, compared to the year ended December 31, 2009. This increase is mostly attributable to: (i) a Ps. 32.5 million rise in liquids costs; and (ii) a Ps. 9.6 million increase in labor costs.

Cost of sales for the years ended on December 31, 2010 and 2009 represented 52% and 51%, respectively, of net revenues reported in these years.

Administrative and selling expenses

Administrative and selling expenses for the year ended December 31, 2010, increased by approximately Ps. 87.5 million, or approximately 39.6%, as compared to the year ended December 31, 2009. This increase was primarily the result of a Ps. 48.3 million increase in tax on exports and Ps. 27.2 million allowance for doubtful accounts, which corresponds to the receivable balance that we had with MetroGAS S.A. as of the date this client filed for bankruptcy.

Administrative and selling expenses for the years ended on December 31, 2010 and 2009 represented 19% and 14%, respectively, of net revenues reported in these years.

Other operating expenses

The other operating expenses of Ps. 122.1 million reported in 2010 corresponded to the derecognition of the revenue recognized in 2009 relating to the 20% tariff increase mentioned above.

Other expenses, net

The details of other expenses, net for the years ended December 31, 2010 and 2009, are as follows:

	2010	2009
	(in millions of Pesos)
Increase in allowances and provisions	(21.4)	(25.6)
Revenue from firm transportation contract termination agreement	18.6	-
Others	2.8	(1.6)
Total	-	(27.2)

Gain / (loss) on related companies

In the year ended December 31, 2010, we recorded a gain on related companies of Ps. 1.2 million, compared to the loss of Ps. 0.5 million recorded in the year ended December 31, 2009. The positive variation was due principally to higher earnings on our investments in TGU and EGS.

Net financial expense

Net financial expense for the years ended December 31, 2010 and 2009 is as follows:

	Years ended December 31,
	2010	2009
Generated by assets	(In millions of pesos)
Interest income	16.2	13.7
Tax credits discounted value loss	(17.0)	-
Foreign exchange gain	46.1	68.6
Total	45.3	82.3
Generated by liabilities
Interest expense	(128.8)	(151.4)
Foreign exchange loss	(66.7)	(138.7)
Result of the debt prepayment	5.1	10.8
Other expenses and financial charges	(18.1)	(15.1)
Total	(208.5)	(294.4)
Total net financial expense	(163.2)	(212.1)

Net financial expense decreased by Ps. 48.9 million in the year ended December 31, 2010 compared to the year ended December 31, 2009. This decrease is primarily due to a lower depreciation of the local currency when compared to the previous year, which is, in turn, explained mostly by the Ps. 49.5 million lower foreign exchange rate loss.

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV regulations and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. The amount of such contingency is an uncertain amount of between US$8 million and US$24 million as of December 31, 2010 (including interest to December 31, 2010) depending on the applicable withholding tax rates determined on payment of interest, which in turn will depend on the country of residence of the note holders at the date of each interest payment. We do not have information that permits the identification of the country of residence of each note holder on each interest payment date. We believe that we have sufficient legal grounds to defend our position that no withholding tax was required, and accordingly, we have not recorded any provision in respect of this proceeding. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Regulatory Proceedings.”

Year 2009 compared to year 2008

Net revenues

Regulated gas transportation segment. The gas transportation segment represented approximately 42% and 36% of total net revenues earned during the years ended December 31, 2009 and 2008, respectively.

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

Liquids production and commercialization segment. Net revenues from the liquids production and commercialization segment represented approximately 50% and 57% of our total net revenues during the years ended December 31, 2009 and 2008, respectively.

Revenue from the liquids production and commercialization segment decreased by Ps. 6.8 million in the year ended December 31, 2009 compared to the year ended December 31, 2008. This slight reduction mainly stems from lower average international prices and, to a lesser extent, lower export volumes of propane and butane. These effects were mostly offset by the depreciation of the local currency, which positively impacted revenues when measured in pesos.

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

The total annual sales for the Cerri Complex for 2009 and 2008 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2009 compared to year ended December 31, 2008
	(volumes in short tons)
	2009	2008	Increase / (decrease)	Percentage change
Local market
Ethane	358,801	326,281	32,520	10.0%
LPG	277,992	278,187	(195)	(0.1%)
Natural Gasoline	-	434	(434)	(100.0%)
Subtotal	636,793	604,902	31,891	5.3%

Exports
LPG	248,283	272,138	(23,855)	(8.8%)
Natural Gasoline	109,748	118,832	(9,084)	(7.6%)
Subtotal	358,031	390,970	(32,939)	(8.4%)
Total	994,824	995,872	(1,048)	(0.1%)

Liquids production in 2009 was quite similar to the levels reached in 2008. The positive factors that promoted production were the availability of the regasified natural gas that was injected in Bahía Blanca, as well as moderate temperatures and access to hydraulic energy, which favored the availability of natural gas for greater processing volume. Production was negatively affected by the international economic crisis, which had an adverse impact on the sale of ethane in the first quarter of the year, the programmed plant stoppage for major maintenance works, and social conflicts that resulted in natural gas supply cuts from the gas fields located in Santa Cruz and obstacles to normal operations in the dispatch of products.

Other services. Net revenues from the other services segment accounted for approximately 8% and 7% of total net revenues for the years ended December 31, 2009 and 2008, respectively. Of net revenues from the other services segment, 20% and 23% corresponded to telecommunications services for the years ended December 31, 2009 and 2008, respectively. Revenues from Other services showed an increase of Ps. 25.1 million compared to 2008. This increase was explained mainly by the Ps. 7.6 million sale of a treatment plant located in the province of Salta and the works for Repsol-YPF to improve the operation of the natural gas injection from the regasification tanker, generating revenues of Ps. 6.8 million.

Costs of sales

Costs of sales for the year ended December 31, 2009, rose by Ps. 58.5 million, or approximately 7.7%, compared to the year ended December 31, 2008. This increase is mostly attributable to: (i) a Ps. 24.6 million rise in liquids costs; and (ii) a Ps. 17.5 million increase in labor costs.

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

With the aim of reducing our financial indebtedness and considering the favorable market conditions, during 2010, 2009 and 2008, we proceeded to cancel notes with a nominal value of US$21,326,000, US$9,650,000 and US$95,000,000, respectively, which were bought on the market at prices below their nominal value. As of the date of this Annual Report, our financial indebtedness amounted to US$374,024,000 and thus, the amortization payments are expected to amount to US$93,506,000 each. The decreased level of indebtedness combined with the absence of principal payment commitments and a more reasonable financing cost for the next three years will help us weather the impact of the international economic and credit crisis. We believe that our working capital is sufficient for our present requirements.

In the last quarter of 2008, liquids international prices fell abruptly, then recovered partially in 2009, which has caused an important reduction in cash generation principally in the final quarter of 2008 and the first quarter of 2009. In 2010, as a result of the international prices recovery mentioned above, and the increase in the prices obtained after the closing of new LPG and natural gasoline agreements, we were able to compensate for the increases in our operational costs and the decrease in the revenues from gas transportation and other business segments.  A potential future devaluation of the peso, additional capital expenditures required by the Argentine government or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

The statements of cash flows presented in the Financial Statements are prepared based on Argentine GAAP amounts. Under Argentine GAAP, we consider all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under FASB ASC 230, Statement of Cash Flow, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary Financial Statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary Financial Statements and the cash flows from operating, investing and financing activities that would be reported under FASB ASC 230. For a description of the total amounts of cash and cash equivalents and other differences under US GAAP see Note 12 to our Financial Statements.

Our primary sources and uses of cash during the years ended December 31, 2010, 2009 and 2008 are shown in the table below:

	For the year ended December 31,
	2010	2009	2008
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	1,025.2	604.7	391.3
Cash flows provided by operating activities	320.5	511.6	582.1
Cash flows used in investing activities	(142.8)	(149.1)	(192.4)
Cash flows (used in) / provided by financing activities	(113.3)	58.0	(176.3)
Net increase in cash and cash equivalents	64.3	420.5	213.4
Cash and cash equivalents at the end of the year	1,089.5	1,025.2	604.7

Cash flows provided by operating activities

Cash flows from operating activities for the year ended December 31, 2010 decreased by 37% in comparison with 2009. This decrease was mainly due to higher income tax paid in 2010 for Ps. 166.4 million (in 2009, we offset our income tax liability through application of a Ps. 117.3 million tax receivable).

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

Cash flows used in investing activities

Cash flows used in investing activities in 2010 decreased by 4% or Ps. 6.3 million, in comparison with 2009 due to lower capital expenditures made in 2010.

Cash flows used in investing activities in 2009 were lower compared to 2008, because in 2008 we made a Ps. 111 million investment to expand the gas transportation system, which was requested and financed by Aluar through the advance payment of the service. For additional information see “Item 4. Our Information – A. Our history and development - General”.

Cash flows (used in ) / provided by financing activities

Cash flows used to finance activities in 2010 were Ps. 113.3 million, which compares with a net cash inflow of Ps. 58.0 million generated in 2009, originated by the funds borrowed from a customer. In 2009, the Aluar advance payment of Ps. 113.5 million was a source of cash. On the other hand, in 2010 we purchased notes with a nominal value of Ps. 83.0 million, whereas in 2009 the purchases amounted Ps. 25.5 million.

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

The Ordinary Shareholders’ Meeting held on April 29, 2011 approved the dividend payment of Ps. 976 million. Dividends were able to be paid on May 27, 2011.

Description of indebtedness

As described above, in June 2007 we issued new notes pursuant to our Program. We are subject to several restrictive covenants under the New Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Since our New Notes amortize beginning on May 14, 2014 we will have annual obligations to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders, and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—New Debt Obligations” for a detailed discussion of the terms of our New Notes, including the interest rates and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2011-2013 period, in millions of U.S. dollars, are set forth in the following table:

	2011	2012	2013	Total
Gas transportation
Reliability and others	27.4	38.3	34.1	99.8
Expansions	-	-	-	-
Operational efficiencies	0.8	-	-	0.8
Total	28.2	38.3	34.1	100.6
Liquids production and commercialization
Expansions	-	-	-	-
Operational efficiencies	1.2	0.1	-	1.3
Reliability and others	9.1	13.6	11.0	33.7
Total	10.3	13.7	11.0	35.0
Other services	1.4	1.5	1.6	4.5
Total Capital Expenditures	39.9	53.5	46.7	140.1

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and exchange rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because all of our debt obligations are denominated in U.S. dollars and more than Ps. 500 million of our annual revenues are peso-denominated. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. This situation is mitigated in part by our liquids production and commercialization segment, more than 90% of the revenues from which are denominated in U.S. dollars.

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits.

Our financial debt obligations denominated in foreign currency as of December 31, 2010, amounted to US$377.7 million (Ps. 1,501.8 million). As of December 31, 2010, we also had the equivalent of US$12.4 million (Ps. 49.2 million) of trade and other payables denominated in U.S. dollars. Finally, US$274.6 million (Ps. 1,081.0 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$115.5 million as of December 31, 2010.

We estimate, based on composition of our balance sheet as of December 31, 2010, that every Argentine peso exchange rate variation of 10% against the U.S. dollar, plus or minus, would result in a variation of Ps. 45.9 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative financial instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

In November 2007, the Company entered into a currency forward agreement with a major financial institution, which expired on May 12, 2008. By means of this hedge agreement, the Company fixed an exchange rate of Ps. 3.227 per U.S. Dollar on the purchase of US$ 9 million in order to provide for the interest payment on the New Notes due on May 14, 2008. As of December 31, 2007, the fair value of this currency forward agreement was approximately (Ps. 90) and was recorded in “Current Loans” with credit to “Other Comprehensive Loss” account. As of December 31, 2010, we did not have any outstanding derivative financial instruments.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our debt obligations do not change with the market.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

See “A. Operating Results—Discussion of Results of Operations for the Three Years ended December 31, 2010, 2009 and 2008” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and regulatory Proceedings.”

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

F. Tabular disclosure of contractual obligations

The following table represents a summary of our contractual obligations as of December 31, 2010:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	1,501.9	14.7	372.0	372.0	743.2
Purchase Obligations (1)	316.8	116.8	200.0	-	-
Total	1,818.7	131.5	572.0	372.0	743.2

(1)

Corresponds to contracts for the purchase of natural gas used in our liquids production and commercialization activities.

All of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1=Ps. 3.976 as of December 31, 2010. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

The current Board of Directors was elected by our shareholders at the Annual Ordinary Shareholders’ Meeting held on April 29, 2011, for a three-year term.

The Shareholders’ Agreement contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters. For more information see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

As we mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the AFJPs transferred their outstanding share capital of TGS (which represents more than 20% of our common stock) to the ANSES. Before Presidential decree No. 441/2011 was enacted, the ANSES had limitations to its voting rights in shareholders’ meetings to 5% of the relevant company’s votes. In April 2011, said decree eliminated that restriction, and therefore, in our Annual Ordinary Shareholders’ Meeting held on April 29, 2011, the ANSES appointed Miguel Eduardo Mirmi and María Belén Franchini as independent directors and Ernesto Guillermo Leguizamón and Santiago Alejandro Maggiotti as independent alternate directors.

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

Four of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. Three of them are also members of our Audit Committee. The remainder of the members of the Board of Directors are not independent. Under the independence requirements a director is not independent if any of the following apply:

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

The following table sets out the membership of our Board of Directors as approved in our Annual Shareholders’ Meeting held on April 29, 2011, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in other Company
Ricardo Isidro Monge	2010	2014	Chairman	Adviser to the Executive Director at Petrobras Argentina
Gustavo Mariani	2011	2014	Director	Partner and managing director of Grupo Dolphin S.A.
Rigoberto Mejía Aravena	2006	2014	Director	Manager of the Division of Integration and Participations at Petrobras Argentina.
Héctor Daniel Casal	2009	2014	Director	Legal Vice president at Petrobras Argentina
Sonia Fabiana Salvatierra	2009	2014	Director	Member of the law firm Salvatierra & Asociados Abogados
María Belén Franchini	2011	2014	Independent Director	Legal and Technical Secretary of the ANSES
Diego Alberto Güerri	2006	2014	Independent Director	Member of the law firm Güerri
Carlos Alberto Olivieri	2010	2014	Independent Director	Independent consultant
Miguel Eduardo Mirmi	2009	2014	Independent Director	Member of the law firm Daglio, Miralles & Mirmi
Jorge Raúl Subijana	2010	2014	Alternate Director	Finance Manager
Marcos Marcelo Mindlin	2011	2014	Alternate Director	Chairman at Pampa
Allan Blumenthal	2011	2014	Alternate Director	Natural Gas Business at Petrobras Argentina
Diego Saralegui	2011	2014	Alternate Director	Government Relations Manager at Petrobras Argentina
Mariano Osvaldo Ferrero	2011	2014	Alternate Director	Legal Consultant
Santiago Alejandro Maggiotti	2011	2014	Independent Alternate Director	Credit Risk Manager of the FGS at ANSES
Alejandro Candioti	2011	2014	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2014	Independent Alternate Director	Chairman of GPR Economía S.A.
Ernesto Guillermo Leguizamón	2009	2014	Independent Alternate Director	Member of the law firm Leguizamón, Alonso & Asoc.

Additional information regarding the occupation and employment background of each of our regular Directors is set forth below:

Ricardo I. Monge  has served as advisor to the Executive Director of Petrobras Argentina since 2008. He graduated with a degree in Industrial Engineering from the Universidad de Buenos Aires and obtained a Post-graduate degree in Management Development Program. Since March 2002 he has held different managerial positions at Petrobras Argentina. Previously he worked as Business Manager for Eg3 S.A. and Isaura S.A. He is currently a member of the Board of Directors of MEGA, CIESA and Petrobras Hispano. He was born on May 16, 1951.

Gustavo Mariani has a Master in Finance from the CEMA University, a degree in Economics from the University of Belgrano, and is a Chartered Financial Analyst (CFA) since 1998. He is a partner and managing director of Grupo Dolphin S.A. In 2005, he became Director in Pampa Energía where he serves as Chief Business Development Manager. He also serves as Director in the Boards of Edenor S.A., Transba S.A., CIESA, Central Termica Güemes S.A., Central Termica Loma La Lata, Central Termica Piedra Buena and he is Chairman of Hidroelectrica Los Nihuiles and Hidroeléctrica Diamante. Prior to 2005 Mr. Mariani served as CFO of Grupo IRSA/Cresud/Alto Palermo. He was born on September 9, 1970.

Rigoberto Mejía Aravena has a Master’s Degree in Engineering Sciences with mention in Industrial Engineering and also an Electrical Civil Engineering degree, both obtained at the University of Chile. He also obtained a Master’s Degree in Business Administration from the Instituto de Altos Estudios Empresariales of the Universidad Austral. Before joining Petrobras Argentina in 1996, he worked for Central Puerto S.A. and Gener Argentina S.A. He currently works as Manager of Participations at Petrobras Argentina. He is also a member of the boards of directors of the following companies: Distrilec Inversora S.A., Edesur S.A., MEGA, CIESA, Telcosur, EGS, TGU, Enecor S.A., Petrobras Electricidad de Argentina S.A., Urugua-í S.A., Termoeléctrica Manuel Belgrano S.A, Termoeléctrica José de San Martín S.A. and Petrobras Finance Bermuda Ltd.. He was born on November 7, 1963.

Héctor Daniel Casal  graduated in Law from the Universidad Católica Argentina in 1980. He joined Petrobras Argentina in 1991. Since 2003 he has acted as legal vice president at Petrobras Argentina. Currently, he serves as Director of CIESA, Distrilec Inversora S.A. and Petrobras Electricidad de Argentina and as alternate Director of Petrobras Argentina, Edesur S.A. and Petrolera Entre Lomas. He also serves as Director abroad in Petrobras Argentina Colombia, Petrobras Holding Austria GmbH and Petrobras Financial Services Austria GmbH. He was born on April 10, 1956.

Sonia Fabiana Salvatierra received a degree in Law from the Universidad de Buenos Aires. Between 1987 and 1996 she worked for the Caja de Valores S.A.. Between 1996 and 2008 she acted as associate for Marval O’Farrell & Mairal. Currently, she is partner in Salvatierra & Asociados law firm. She is also a member of the Board of Directors of CIESA. She was born on March 20, 1966.

María Belén Franchini received a Law degree from the Universidad de Buenos Aires and a Postgraduate Diploma from the Universidad Autónoma de Barcelona (Spain) in 2002. At present, she acts as Legal and Technical Secretary of the ANSES. Between 2002 and 2008, she acted as Legal and Technical Advisor and subsequently as Chief of Administrative Department of the Senate Constitutional Affairs Commission and as Legal and Technical Advisor to the National Senator during that period, Cristina Fernández de Kirchner. Between February 2008 and June 2009 she acted as Cabinet Advisor of the Sindicatura General de la Nación and was appointed General Syndic of that entity from July 2009 to January 2011. She was born on December 30, 1975.

Diego Alberto Güerri received a Law degree from the Universidad de Buenos Aires. He also obtained a Master’s Degree in Business Administration from IAE Business School, Universidad Austral. Between October 2002 and 2005 he acted as liquidator. of Quilseg S.A, Quilburs S.A., Capi S.A., Cirqui S.A., Dispel S.A. and Faique S.A. He was partner of Zarantonello & Güerri law firm between 1999 and 2007. Since 2007 he has been partner of the law firm Güerri. He is also a member of the Board of Directors of CIESA. He was born on January 8, 1969.

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

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Carlos Seijo	2009	CEO
Gonzalo Castro Olivera	2007	CFO
Benjamín Guzmán	2010	Operations Vice President
Daniel Perrone	1999	Institutional Affairs Vice President
Nicolás Mordeglia	2010	Legal and Regulatory Affairs Vice President
Juan Martín Encina	2004	Human Resources Vice President
Alejandro Basso	1998	Management Control and Corporate Regulations Vice President
Oscar Sardi	2005	Service Vice President
Javier Sato	2010	Business Vice President

There is no expiration term defined for the Executive Officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Carlos Alberto Seijo received a Chemical Engineering degree from the Universidad de Buenos Aires. He has worked for Shell Capsa, Interpetrol and Central Puerto S.A. He joined Petrobras Argentina in 1999 as New Business Planning Manager for the Gas and Energy Division. From January 2006 until March 2009 he held the position of Gas Natural Marketing Manager in Petrobras Argentina. Since February 2009, he has served as our CEO. He is chairman of the Board of Directors of Telcosur, TGU and EGS. He was born on November 26, 1957.

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

Benjamín Guzmán received an Electromechanical Engineering degree and a Bachelor in Chemistry Degree  from the Universidad de Buenos Aires. He obtained a Master in Business Administration from IDEA and a Master in Regulations of Gas and Electricity Industries from CEARE. He was born in September 25, 1956.

Daniel Perrone received a Mechanical Engineering degree from the Universidad Tecnológica Nacional. He has previously worked for Cometarsa S.A., Matoil S.A., Servoil S.A., Bridas S.A.P.I.C. and TransCanada International. From 1999 through March 2010, he served as our Regulatory Matters and Rates Vice President and, since August 2001, has also been responsible for Institutional Affairs. He was born on August 29, 1948.

Nicolás M. Mordeglia received a Law degree from the Universidad de Buenos Aires and a Master’s degree in Business Law from Universidad Austral. He worked for Sade S.A.C.C.I.F.I.M. from 1990 to 1992, for SADE Ingeniería y Construcciones S.A. in 1993 and for Compañía Naviera Perez Companc S.A.C.F.I.M.F.A from 1994 to 1995. Cerro Vanguardia S.A. from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina and has been appointed to several Board of Directors and Supervisory Committees in corporations in Argentina and abroad where Petrobras Argentina has interest. Since August 2010, he has served as our Legal Affairs Vice President and since April 2011 he has been responsible for regulatory matters. He was born on August 17, 1965.

Juan Martín Encina received a Law degree from the Universidad de Buenos Aires and obtained a Master’s Degree in Human Resources from the Universidad de Ciencias Empresariales y Sociales. Since 2004 he has served as our Human Resources Vice President. From 2000 to 2004, he served as Human Resources Department Vice President of Petrobras Argentina for the Gas and Energy business and Centralized Functions. Prior to that, he headed Human Resources actions for different projects in Ecuador and Brazil, and in Argentina he has been responsible for Labor Relations Areas at utilities of the electric and railway sectors. He was born on March 2, 1967.

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Regulations Vice President. He also acts as Vice Chairman of TGU and as a member of the Board of Directors of EGS and Telcosur. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for Gas del Estado between 1983 and 1992 and during that year he held different positions in our operations area. In April 2005 he was designated Service Vice President. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

Javier Sato received a Chemical Engineering degree from the Universidad de Buenos Aires. Before joining us, he worked for Petrobras Argentina in several positions. Between October 2005 and March 2008 he acted as CEO of Conecta (a gas distribution company in Uruguay). Until March 2005 he served as Planning and Business Development Manager of the refining, petrochemical and fertilizing business unit of Petrobras Argentina and between April 2005 and September 2005 he worked for Petrobras in Brazil. In April 2008, he joined us and worked as Planning and Business Development Vice President until June 2010, when he was appointed as Business Vice President. He also acts as a member of the Board of Directors of Telcosur. He was born on June 28, 1956.

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

B.

Compensation

The remuneration paid by us during the year 2010 in favor of our members of the Board of Directors and executive officers amounted to Ps. 1.2 million and Ps. 8.6 million, respectively.

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

Audit Committee

According to the “Public Offering Transparency Regime” regulated under Decree No. 677/01, as supplemented by Resolutions No. 400 and 402 issued by the CNV, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” On May 26, 2003, our Board of Directors approved the form of Rules of Procedure of the Audit Committee in order to comply with these provisions.

Also in compliance with the above resolutions, at the Ordinary and Extraordinary Shareholders’ Meeting of April 2, 2004 the shareholders approved the amendment of the By-laws in order to incorporate a section relating to the structure and operation of the Audit Committee.

The Audit Committee operates under its Rules of Procedure, which require that the three members that form it must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the Shareholders’ Meeting held on April 29, 2011, Diego Alberto Güerri, Carlos Alberto Olivieri and Miguel Eduardo Mirmi were designated as independent members of the Board of Directors and were appointed to the Audit Committee for a one-year term, and Alejandro Candioti; Diego Petrecolla and Ernesto Guillermo Leguizamón were appointed as their alternates, respectively.

The Audit Committee’s mandatory periodic duties are to:

·

supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and BASE in compliance with the applicable disclosure policies;

·

supervise the application of information policies regarding our risk management;

·

ensure that the market is informed about those operations where there may be a conflict of interest with one or more of the members of the Board of Directors, controlling shareholders or other parties as defined by the applicable regulations;

·

express its view on the reasonableness of fees, compensation proposals and stock option plans for directors and officers submitted by the Board of Directors;

·

express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase excluding or limiting preferential rights;

·

verify compliance with the Code of Conduct;

·

issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interests exists or might exist;

·

prepare an annual performance plan for the fiscal year and notify the Board of Directors and the Supervisory Committee within 60 days from the beginning of the period;

·

fulfill all the obligations stated in our By-laws and applicable laws and regulations;

·

express its view on the Board of Directors’ proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors’ independence;

·

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

Also, regarding the internal and external auditors, the Audit Committee shall:

·

review their plans; and

·

evaluate their performance, and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee shall:

·

analyze the different services rendered by the external auditors as well as their independence, according to TR No. 7 of the Argentine Federation, any other related regulations issued by professional councils and those regulations set by Resolution No. 400/02, section 4 and Chapter 18, section 18 of the CNV rules;

·

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

·

verify the independence of the external auditors in accordance with internal policies.

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

·

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

·

provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Decree No. 677, section 32; Resolution No. 401/02, sections 25 and 27); and

·

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

The aggregate remuneration paid by us during the year 2010 to the members of the Audit Committee was approximately Ps. 0.7 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate remuneration paid by us during 2010 to the members of the Supervisory Committee was approximately Ps. 0.3 million. We do not provide pension, retirement or similar benefits for Syndics and Alternate Syndics.

The following table sets out the current membership of our Supervisory Committee, each of whom was appointed at the Annual Shareholders’ Meeting held on April 29, 2011, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Claudio Norberto Vázquez	2009	2012	Syndic
Diego Salaverri	2011	2012	Syndic
Alejandro Roisentul Wuillams	2009	2012	Syndic
Enrique Prini Estebecorena	2011	2012	Alternate Syndic
Damián Burgio	2011	2012	Alternate Syndic
Francisco Daniel González	2011	2012	Alternate Syndic

The Board of Directors’ Meeting held on May 10, 2011, stated that the next Ordinary Shareholders’ Meeting to be called to approve the Financial Statements as of December 31, 2011 shall decide about the adjustment of the mandate of the current Supervisory Committee to the one-year-mandate applicable according our By-laws.

The present principal occupations and employment history of our Syndics are set forth below:

Claudio Norberto Vázquez was born on January, 20 1965. He received a Law degree from the Universidad de Buenos Aires. Before joining Petrobras Argentina where he currently acts as Legal Department Manager of E&P (Exploration and Production) and G&E (Gas and Electricity), he worked for MetroGas as Legal Department Manager and for Astra Evangelista S.A. as Human Resources Manager. At present, he serves as a member of the Board of Directors of Atalaya Energy S.A. and Canadian Hunter Argentina S.A. and as Syndic of CIESA, MEGA, Distrilec; Edesur S.A. and Enecor S.A..

Diego M. Salaverri was born in Buenos Aires, Argentina, on August 7, 1964. He received a Law degree from the Universidad Católica Argentina in 1988. Mr. Salaverri is a founding partner of the law firm Errecondo, Salaverri, Dellatorre, González & Burgio in Argentina. He currently serves as member of the Board of Directors of Pampa Energía S.A. and Edenor and as member of the supervisory committees of a large number of public and private companies in Argentina.

Alejandro Roisentul Wuillams received a Public Accounting degree from the Universidad de Buenos Aires and a Master’s Degree in Financial Administration of the Public Sector from the same university. Since 1993 he has acted as syndic of the Sindicatura General de la Nación. He was born on August 30, 1963.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; New York Stock Exchange Requirements

See Item 16.G.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2010, 2009 and 2008:

	Number of Employees as of December 31,
Department	2010	2009	2008
General	2	2	2
Administration and Finance	44	45	45
Human Resources	16	15	16
Control and Corporate Governance	8	8	8
Legal Affairs	9	9	13
Regulatory and Public Affairs	9	9	6
Services	102	89	90
Safety and Environmental	17	15	14
Marketing (1)	-	38	39
Planning and Business Development (1)	-	11	10
Business (1)	45	-	-
Operations	639	656	675
Total	891	897	918

(1) In July 2010, the departments of Marketing and Planning and Business Development were merged in a new department called Business.

The following table sets out the number of employees according to geographical location as of December 31, 2010, 2009 and 2008:

	Number of Employees as of December 31,
Location	2010	2009	2008
City of Buenos Aires	226	252	245
Province of Buenos Aires	372	339	351
Province of Chubut	57	58	62
Province of La Pampa	15	17	16
Province of Neuquén	72	69	65
Province of Río Negro	62	69	65
Province of Salta	1	2	5
Province of Santa Cruz	80	85	102
Province of Tierra del Fuego	6	6	7
Total	891	897	918

As of December 31, 2010, 2009 and 2008 the number of temporary employees working for us was 38, 17 and 22, respectively.

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

Due to higher inflation rates in Argentina, conflicts between employers and unionized workers have increased recently which specifically affected us in 2010. Even though in May 2010 we signed agreements with our labor unions, one of them  breached its agreement by going on two 48 hour strikes. Finally, at the end of 2010, we reached a new agreement with the labor union.

Currently, approximately 23% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, members of our Supervisory Committee and executive officers as of May 27, 2011 is 15,280 shares.

Our directors and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining shares of our common stock. CIESA is owned 50% by Grupo Petrobras Argentina, 40% by the Trust, and the remaining 10% by EPCA (see “Item 4.— Our Information—A. Our History and Development—General” above).

In October 2009, D.E. Shaw sold its shareholding of 60,803,041 shares in our common stock to AEI. In January 2011, AEI sold 63,213,340 shares of our common stock to Broad Bay Ltd.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of May 27, 2011:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
ANSES	177,989,482	22.4028	B
Broad Bay Ltd.	63,213,340	7.9564	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding below 51% of our share capital.

As of May 27, 2011 a total of 292,501,359 Class B shares (36.82% of the total Class B shares), were held by approximately 2,908 stockholders in Argentina.

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

Under this agreement, Class A1 and B1 shares are owned by Group Petrobras Argentina, Class A2 and B2 shares belong to the Trust and Class B3 shares are owned by EPCA.

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

Our Board of Directors consists of nine Directors (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Argentina ) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by the Trust) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Group Petrobras Argentina nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by EPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining Independent Directors must be unanimously approved by all the shareholders of CIESA.

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

Regarding the designation of our Supervisory Committee members, Group Petrobras Argentina Group appoints two Syndics and the same number of Alternate Syndics. The position of Chairman of our Supervisory Committee is held by one of the two Syndics appointed by the Class A1 shareholders. The remaining Syndic and Alternate Syndic are appointed by the Class B3 shareholders.

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

B.

Related Party Transactions

Under the Technical Assistance Agreement, Petrobras Argentina renders assistance to us in its role of technical operator. The term of the Technical Assistance Agreement originally entered into with EPCA was for eight years from December 28, 1992, renewable automatically upon expiration for additional eight-year periods. In November 2008, we and Petrobras Argentina agreed the renewal of the Technical Assistance Agreement for a three-year term, expiring on December 28, 2011. The Settlement Agreement mentioned in “Item 4. Our Information—A. Our History and Development–General” includes a term which provided for the assignment of the Technical Assistance Agreement to Petrobras Argentina. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Argentina has been in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on the higher of: (i) a percentage of certain of our defined income or (ii) a specified fixed annual amount.

Additionally, under each of our business segments, we render to Petrobras Argentina the following services:

▪

gas transportation service for a capacity of 106 MMcf/d under long term firm transportation capacity contracts which expire in 2013 and 2014;

▪

midstream services (in Río Neuquén oilfield) through which we compress, dehydrate, store and dispatch natural gas. This contract was signed in 1999 and it finalizes in 2017;

▪

under a long term agreement which expired in January 2011, and later extended to June 2011, we process natural gas and market liquids products on behalf of Petrobras Argentina in our Cerri Complex. For this service, we collect a commission on the average monthly sale price obtained from our sales of its products in the domestic or international markets.

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of March 31, 2011 and December 31, 2010, are as follows:

Three-month period ended March 31, 2011

	Revenues			Cost
Company	Gas transportation	Production and commercialization of liquids	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	31
Affiliate which exercises joint control:
Petrobras Argentina	8,222	12,961	5,966	987	13,471	-
Affiliates with significant influence:
Link	-	-	467	-	-	-
EGS	-	-	21	-	-	-
Other related companies:
PIFC (1)	-	9,332	-	-	-	-
Compañía Mega S.A.	188	10,389	5	-	-	-
Refinor S.A.	-	-	471	-	-	-
WEB S.A.	747	-	-	-	-	-
Total	9,157	32,682	6,930	987	13,471	31
(1) Includes liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization.

Year ended December 31, 2010

	Revenues			Cost
Company	Gas transportation	Production and commercialization of liquids	Other services	Purchase of gas and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,888	41,007	25,964	14,676	27,252	-
Affiliates with significant influence:
Link	-	-	1,259	-	-	-
EGS	-	-	63	-	-	-
Other related companies:
PIFC (1)	-	490,166	-	-	-	-
Compañía Mega S.A.	745	14,101	32	-	-	-
Refinor S.A.	-	-	1,835	-	-	-
WEB S.A.	3,005	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	36,638	545,274	29,963	14,676	27,252	122
(1) Includes liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization.

We do not have any outstanding loans to related parties.

C.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.

Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the Index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

In 2010, our export revenues from liquids production and commercialization segment were Ps. 517.5 million and represented 31% of our total net revenues. Additionally, the total volume of sales from liquids was 990,706 short tons, and the volume of sales from liquids exports was 331,791 short tons. These volumes also include sales made on account of third parties.

In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$920 (ARA NWE) and US$663 (Mont Belvieu) per metric ton, respectively. See “Item 5. A. Operating results—Discussion of results of operations for the three years ended December 31, 2010, 2009 and 2008” for more information.

Legal and Regulatory Proceedings

a)

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year 2010 compared to year 2009 — Net financial expense.”

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

The amount of such contingency is an uncertain amount  between US$8 million and US$24 million as of December 31, 2010 (including interest as of this date), depending on the applicable withholding tax rates determined on payments of interest, which in turn will depend on the country of residence of the note holders at the date of each interest payment.  We do not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

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

On February 25, 2008, we filed a motion to dismiss before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given and the case is still pending. Based on the opinion of our legal advisors, the amount of the fine that may result from an eventual adverse sentence will not be greater than US$ 7.3 million. We believe that we have several levels of appeal through which we may defend our position, and accordingly, we have not recorded any provision in respect of this proceeding.

Tax Claims

a)

In the framework of the Tax Agreement subscribed by the Argentine government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, the Tax Bureau of the Province of Buenos Aires has been required to exempt liquids sales from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued liquids sales since 2002. In October 2003, we filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld our complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

We filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses in addition to those in the petrochemical industry. As of the date of this Annual Report, the Court has not issued a final decision.

On September 26, 2005, we were notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, we filed a motion to dismiss on our belief that the liquids sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of the province of Buenos Aires and jointly with the Arbitral Commission. For that reason, the Tax Bureau resolved that until the Arbitral Commission notifies the parties of its resolution of the matter, the process is suspended. On April 20, 2010, the Arbitral Commission ruled against us, and thus, we filed an appeal before the Plenary Commission.

On February 19, 2008, we were notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, we filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. Also, we appealed with the Arbitral Commission, and accordingly, the Tax Bureau of this province suspended the process until the Arbitral Commission issues its resolution of the matter.

As of December 31, 2010, we maintain a provision of Ps. 29.1 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

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

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent us a formal assessment notice for the payment of Ps. 6.4 million corresponding to the 2002-2007 period, which we contested. On October 19, 2009, said Tax Bureau notified us of the dismissal of our denial motion and thus, on October 28, 2009, we filed an administrative appeal.

As of December 31, 2010, we have recorded a provision of Ps. 57.4 million in respect of these contingencies under the line item “Provisions for contingencies” which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, if all of the above mentioned proceedings were resolved against the Company.

However, our management believes that, if our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

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

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2006	7.99	4.44	4.20	2.74
2007	8.47	5.40	5.18	3.43
2008	5.98	1.41	3.65	1.05
2009	3.35	1.73	2.49	1.31
2010	6.19	2.71	4.72	2.02

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2010				2009
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	3.39	2.71	2.60	2.02	3.20	1.73	2.02	1.31
Second Quarter	3.75	3.05	2.88	2.43	2.62	1.83	1.83	1.45
Third Quarter	3.84	3.21	2.96	2.52	2.55	2.00	2.35	1.70
Fourth Quarter	6.19	3.51	4.72	2.74	3.35	2.56	2.49	2.05

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full monthly period within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low

December 2010	6.19	5.05	4.72	4.00
January 2011	6.24	5.24	4.95	4.25
February 2011	6.19	5.21	5.06	4.29
March 2011	5.28	4.20	4.37	3.60
April 2011	5.30	4.37	4.50	3.65
May 2011	5.37	3.44	4.69	3.10

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2010, the market capitalization of shares of the 98 companies (excluding mutual funds) listed on the BASE was approximately Ps. 1,900,163 million. At the end of December 2010, the top 10 listed securities represented 94% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

	2006	2007	2008	2009	2010
Market capitalization (US$ in billions)	401.5	563.0	357.3	574.9	477.9
Average daily trading volume (US$ in millions)	20.0	28.5	26.5	12.1	14.5
Number of listed companies	107	109	104	109	107

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

The scheduled maturity date of the New Notes is May 14, 2017.  The New Notes accrue interest at an annual fixed rate of 7.875%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2015, 25% on May 14, 2016 and 25% on May 14, 2017. Taking into account the New Notes that we purchased in the market and cancelled in 2008, 2009 and 2010, each scheduled amortization payment will be US$ 93,506,000.

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

·

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

·

a requirement that we not enter into or consent to any amendment, restatement or modification of the Technical Assistance Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

·

a limitation on our and our subsidiaries’ ability to create liens on our property, assets or revenues, other than certain permitted liens;

·

a limitation on our and our subsidiaries’ ability to incur additional indebtedness unless we meet certain financial ratios and no event of default exists, other than certain permitted indebtedness;

·

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

·

limitations on our and our subsidiaries’ ability to enter into sale-leaseback transactions;

·

limitations on our and our subsidiaries’ ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm’s-length transaction with a non-affiliate;

·

a limitation on our and our subsidiaries’ ability to sell our assets; and

·

a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction;

Events of Default

The New Notes contain the following events of default, among others:

·

default in the payment of principal, interest or any other amount due under the terms of the New Notes after a specified grace period;

·

breach of obligations contained in the New Notes after a specified cure period;

·

the occurrence of an event of default under our other debt obligations;

·

the occurrence of certain bankruptcy events or enforcement proceedings;

·

enforcement by any creditor of any mortgage, charge, pledge, lien or other encumbrance created or assumed by us or one of our subsidiaries exceeding US$10 million;

·

failure to obtain certain required governmental authorizations when required or if any such authorizations are rescinded, terminated, lapse or cease to be in full force and effect; and

·

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

The most important provisions currently in force, that affect us, are mentioned below:

▪

there is an obligation to enter at least 30% of the funds received as payment for the export of liquids into the exchange market and to convert it into local currency within a time limit established by the Ministry of Economy and Production;

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

The summary is based upon tax laws of Argentina and the United States and regulations thereunder as in effect on the date of this Annual Report, which are subject to change, possibly on a retroactive basis. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the depositary agreement or any other related document will be performed in accordance with its terms. Holders of ADSs or Class B Shares should consult their own tax advisors as to the United States, Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class B Shares in their particular circumstances.

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

United States Taxes

General. This discussion relating to certain US federal income tax consequences applies only to a US holder (as defined below) who holds our Class B Shares or ADSs.  It applies to holders only if he or she holds our Class B Shares or ADSs as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; an insurance company, a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds Class B Shares or ADSs as part of a hedging or straddle or conversion transaction; or a person whose functional currency is not the U.S. dollar.

This discussion is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Argentina all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.

A holder is a US holder if such holder is a beneficial owner of Class B Shares or ADSs and such holder is: a citizen or resident of the United States; domestic corporation; or other entity taxable as a corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

In general, and assuming that the depositary for the ADRs will fulfill each obligation in the depositary agreement and related agreements, for US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying Class B Shares represented by those ADSs, and exchanges of Class B Shares for ADRs, and ADRs for Class B Shares, will not be subject to US federal income tax.

This discussion does not generally address any aspects of US taxation other than federal income taxation.  Holders of Class B Shares or ADSs are urged to consult their tax advisors regarding the US federal, state and local tax consequences of owning and disposing of the Class B Shares or ADSs in their particular circumstances.

Taxation of Dividends. Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder must include in his or her gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of ADSs or Class B Shares or distributions of our capital stock or rights to subscribe for our capital stock) paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If the holder is a non-corporate US holder, dividends paid to him or her in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends with respect to the Class B Shares or ADSs generally will be qualified dividend income, provided that in the year that the holder receives the dividend, the Class B Shares or ADSs are readily tradable on an established securities market in the US.

The holder must include the gross amount of dividends in income when the holder, in the case of Class B Shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.  Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or Class B Shares and thereafter as capital gain.

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

PFIC Rules. We believe the Class B Shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. The application of the PFIC rules to a corporation such as ours, a substantial portion of whose business is the processing and selling of liquids, is not entirely clear. If we were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Class B Shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain.  Instead, the US holder would be treated as if he had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The depositary will, as provided in the depositary agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADRs. Any record holder of ADRs may read such reports, notices, or summaries thereof, and communications at the depositary’s office. The depositary’s office is located at 111 Wall Street, New York, NY 10043.

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

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits. As of December 31, 2010, current investments amounted to Ps. 619.3 million.

With regard to our debt obligations, as a general matter, we are not exposed to interest rate risk because all of our debt bears interest at a fixed rate.

Foreign exchange exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2010, our net monetary liability position that is subject to exchange rate fluctuations amounted to Ps. 115.5 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues. Therefore, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because more than Ps. 500 million of our annual revenues are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity analysis disclosure to interest rates and exchange rates

In view of the nature of our current investments, an immediate 100 basis points parallel shift change in the interest rate curve would not have a significant impact on the total value of our current investments.

The potential loss in our net monetary liability position held as of December 31, 2010, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the current peso/U.S. dollar exchange rates would have been approximately Ps. 45.9 million.

Our New Debt Obligations accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to current investments. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rate by expected maturity dates, considering the outstanding debt as of December 31, 2010.

	Expected maturity dates(4)
	2011	2012	2013	2014	2015	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
Debt denominated in U.S. dollars
Fixed rate	118.1	118.4	118.1	475.0	445.5	802.5	2,077.6	1,587.6
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	7.875%	7.875%	-	-

(1)  Converted at the exchange rate as of December 31, 2010: Ps. 3.976 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3)  Interest rate based on the prices settled in the contract as of December 31, 2010.

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

Commodity price risk

In the liquids production and commercialization segment we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume sales of 2010, a US$50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 18 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$663 and US$1,094, respectively. If they are higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports” for more information.

The price at which we sell ethane under our agreement with PBB is subject to adjustment based on various factors including the PPI, the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. We do not consider them as a significant commodity price risk.

For any given period, the liquids sales will be dependent on the international price of LPG and natural gasoline, taxes and other government take impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

Item 12.

Description of Securities Other Than Equity Securities

American Depositary Shares

Fees and charges payable by a holder of ADSs

Our ADSs are listed on the NYSE under the symbol ‘‘TGS’’. The Bank of New York Mellon is the depositary issuing ADSs pursuant to our deposit agreement (the ‘‘Depositary’’). Each ADS represents the right to receive one share.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
US$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
US$ 0.02 (or less) per ADS	Cancellation of ADSs for the purpose of withdrawal, including if the depositary agreement terminates
Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
US$ 0.02 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the depositary agreement) Converting foreign currency to US dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period From January 1, 2010 to June 16, 2011, we received from the Depositary US$110,000 for the expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities.

Disclosure for Fees to be Paid in the Future. The Depositary, has agreed to reimburse us for expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities. In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect the Company.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure controls and procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of the end of fiscal year 2010, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16

[Reserved]

Item 16A.

Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our audit committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.

Code of Ethics

We have adopted a Code of Conduct, applicable to all employees including our principal executive, accounting and financial officers. Our Code of Conduct is available both on our web site at http://www.tgs.com.ar/gobierno-corporativo/codigo-de-conducta and as an Exhibit to this Annual Report. For more information see, “Item 16G. Corporate Governance.

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by KPMG during the years ended December 31, 2010 and 2009 in each of the following categories are:

	Year ended December 31,
	2010	2009
	(in thousands of pesos)
Audit fees	1,482.7	1,239.5
Audit-related fees	-	-
Tax Fees	-	-
All other fees	-	-
Total fees	1,482.7	1,239.5

Audit fees. Audit fees in the above table are mainly for the audit of our annual Financial Statements and the review of our quarterly reports and Form 20-F.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee has adopted a policy of pre-approving services prior to commencement of the specified service. Under the policy before the accountant is engaged to render audit or non-audit services, the engagement must be approved by the Audit Committee and the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by our CFO, or a designate, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members.

All audit-related fees, other fees and tax fees, if any, are submitted to our audit committee for prior approval. The Audit Committee has delivered its policy to the Board of Directors that sets forth its procedures for evaluating, in each case, the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2010 were approved by the Audit Committee prior to their engagement to perform such work.

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

Under the Corporate Governance Standards issued by the NYSE in section 303A of its Listed Company Manual- (“NYSE Standards”), non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of the provisions included  in such Section. However, non-U.S. companies must comply with sections 303A.06, 303A.11 and 303A.12(b) and (c).

Our Corporate Governance Guidelines are available on our website www.tgs.com.ar

According the Section 303A.11 of the NYSE Standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US issuers.  Accordingly, the following list reflects such differences:

Directors

According to NYSE Standards, listed companies must have a majority of independent directors.   Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our last Annual Shareholder’s Meeting, three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have two alternate directors who qualify as independent.

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

Code of Business Conduct and Ethic

According to Section 303 A10 of NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  In October 2005, our Board of Directors approved a “Code of Conduct” with the purpose of introducing SEC rules applicable to foreign registrants. Such code applies to all Board of Directors’ members, Audit Committee members, Senior Management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

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

Dated: June 16, 2011

EXHIBIT INDEX

Exhibit No.

1.1

Corporate Charter and By-laws.(1)

1.2

By-laws Amendments. (2)

2.1

Indenture dated as of May 14, 2007, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 7.875% Notes Due 2017. (3)

2.2

      Officers’ Certificate establishing the terms of TGS’ 7.875% Notes Due 2017. (3)

3.1

CIESA Shareholders’ Agreement. (4)

3.2

CIESA’s Fourth Amendment to the Restructuring Agreement

4.1

Technical Assistance Agreement between TGS and EPCA dated December 28, 1992 (5)

4.1A

Letter from TGS to Petrobras Argentina, dated November 7, 2008 proposing amendments to the Technical Assistance Agreement. (6)

4.1B

Letter from Petrobras Argentina to TGS, dated November 7, 2008, accepting TGS’s proposed amendments to the Technical Assistance Agreement. (6)

4.2

Ethane supply agreement between TGS and PBB Polisur S.A. (4)

4.3

Propane and Butane supply agreement between TGS and Petredec Limited.

4.4

Natural gasoline supply agreement between TGS and Trafigura. 2009 (7)

8.1

List of TGS’s Subsidiaries

11.1

Code of Conduct (8)

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

13.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Audit Committee Charter. (9)

1

(1) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2001 (Commission File No. 1-13396).

(2) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2004 (Commission File No. 1-13396).

(3) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2006 (Commission File No. 1-13396).

(4) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2005 (Commission File No. 1-13396).

(5) Incorporated by reference to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on October 14, 1994 (Registration No. 33-85178).

(6) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2008 (Registration No. 33-85178).

(7) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2009 (Registration No. 33-85178).

(8) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2003 (Commission File No. 1-13396).

(9) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2002 (Commission File No. 1-13396).

EXHIBIT 3.2

FOURTH AMENDMENT TO THE RESTRUCTURING AGREEMENT

This Fourth Amendment to the Restructuring Agreement (the “Fourth Amendment”) is entered into as of this 17th day of May 2011, by and among:

(a)

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A., a company organized and existing under the laws of the Republic of Argentina, domiciled at Don Bosco 3672, 5th floor, City of Buenos Aires, Argentina, hereby represented by its President, Ricardo I. Monge (the “Company” or “CIESA”);

(b)

PETROBRAS ARGENTINA S.A., previously denominated Petrobras Energía S.A., domiciled at Maipú 1, 22nd floor, City of Buenos Aires, Argentina, represented herein by Carlos Alberto da Costa, in his  capacity as attorney-in-fact with sufficient and effective powers to act herein and PETROBRAS HISPANO ARGENTINA S.A., domiciled at Miguel Angel 24, 3rd internal block to the left, City of Madrid, Spain, and constituting special domicile to this effect at Maipú 1, 22nd floor, City of Buenos Aires, Argentina, represented herein by Daniel Casal, in his capacity as attorney-in-fact with sufficient and effective powers to act herein (these parties jointly referred to herein as “PESA”);

(c)

ABN AMRO BANK N.V. Sucursal Argentina, solely in its capacity as trustee of the MSA Trust (as defined below) domiciled at Victoria Ocampo 360, 8th floor, City of Buenos Aires, Argentina, represented herein by Luis G. Vernet and Jorge I. Sodano in their capacity as attorneys-in-fact (the “MSA Trustee”);

(d)

ENRON PIPELINE COMPANY ARGENTINA S.A., domiciled at Ortiz de Ocampo 3302, 4th Building, 4th floor, City of Buenos Aires, Argentina, represented herein by Gustavo Mariani in his capacity as president of the board (“EPCA”), a wholly owned subsidiary of Pampa Energía S.A.; and

(e)

INVERSIONES ARGENTINA I, a company organized and existing under the laws of the Cayman Islands, domiciled at Clifton House, 75 Fort Street, PO Box 190GT, George Town, Grand Cayman, Cayman Islands (hereinafter “IAI”); PAMPA INVERSIONES S.A., a company organized and existing under the laws of Uruguay, domiciled at Costa Rica 1538, CP 11500, Montevideo, Uruguay (hereinafter “PI”); and PAMPA ENERGIA S.A., domiciled at Ortiz de Ocampo 3302, 4th Building, 4th floor, City of Buenos Aires, Argentina represented herein by Marcelo Marcos Mindlin and Damián Miguel Mindlin (these three companies hereinafter referred to as “PAMPA”, and together with the Company or CIESA, PESA, EPCA, and the MSA Trustee are each a “Party” and collectively, the “Parties”).

RECITALS

(i)

WHEREAS, the Company is a holding company and states that it currently holds as its main asset fifty five point two hundred ninety six percent (55.296%) of the Capital Stock (as defined below) of Transportadora de Gas del Sur S.A. (“TGS”) as follows: four hundred five million, one hundred ninety two thousand, five hundred ninety four (405,192,594) ordinary class “A” shares and thirty four million, one hundred thirty three thousand, two hundred (34,133,200) ordinary class “B” shares;

(ii)

WHEREAS, on September 1, 2005, CIESA, PESA EPCA, the MSA Trustee and the financial creditors of CIESA executed a Restructuring Agreement, amended on May 31, 2006, on August 23, 2007 and on March 25, 2008 (the “Restructuring Agreement”) with respect to certain Notes (Obligaciones Negociables) issued by CIESA on April 22, 1997 (the “Notes”) and two derivative transactions originally executed between CIESA and (a) J. Aron & Company on August 3, 2000 and (b) Morgan Guaranty Trust Company de Nueva York on August 4, 2000 (jointly, the “Derivatives”);

(iii) WHEREAS, on September 7, 2005, those Creditors that chose the Debt Option exchanged their Existing Debt Obligations for New Debt Obligations;

(iv) WHEREAS, all of the Conditions Precedent -including the granting of the Regulatory Approvals required for the exchange of the Existing Debt Obligations of those Creditors that chose the Equity Option (the “Equity Option Debt”)- have not been satisfied to date which, among other reasons, resulted in the Consenting Creditors Consummation Date of the Equity Option Creditors (the “Equity Option Consummation Date”) not occurring to date;

(v) WHEREAS, Ashmore Energy International, later denominated AEI, acquired 100% of the Equity Option Debt;

(vi) WHEREAS, on January 8, 2009, AEI delivered a Notice of Termination to the parties of the Restructuring Agreement under the provisions of Section 9.4 and Section 12.7 of the Restructuring Agreement;

(vii) WHEREAS, upon the purported termination of the Restructuring Agreement by AEI, several lawsuits were brought by CIESA and AEI, including the cases “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York, New York County, Index N° 600245/09E (the “New York Litigation”);

(viii) WHEREAS, PAMPA declares that through PI it has acquired from AEI  (a) 100% of the shares and voting rights of IAI, (b) 100% of the Equity Option Debt and (c) the rights arising under the New York Litigation;

(ix) WHEREAS, PAMPA declares that through Pampa Energía S.A. it has acquired, after approval of the transaction by the Natural Gas Regulatory Entity (Ente Nacional Regulador del Gas) in the File ENRG N° 9151 by means of Actuación ENRG N° 2812, all of the outstanding shares of capital stock of EPCA, and, as result of that acquisition, EPCA is now a subsidiary of Pampa Energía S.A.;

(x) WHEREAS, PESA, PAMPA and CIESA entered into a Memorandum of Agreement dated May 10, 2011, (the “Memorandum of Agreement”) which provides, among others, that such parties shall negotiate and reach an agreement to (a) firstly, suspend ("standstill") the New York Litigation, reestablish the restructuring set forth in the Restructuring Agreement (based on the exchange of the Equity Option Debt for the Equity Option Consideration as described in Section 2.6 of the Restructuring Agreement and elsewhere in the Restructuring Agreement) and include PAMPA as a party to the Restructuring Agreement, with the objective of obtaining the Regulatory Approvals and compliance of the remaining Conditions Precedent for the consummation of the Equity Option under the Restructuring Agreement, and (b) secondly, settle and resolve the New York Litigation.

NOW, THEREFORE, the Parties hereby agree as follows:

CLAUSES

1.

Definitions.

All terms not otherwise defined herein, shall have the meaning assigned to them in the Restructuring Agreement.

2.

Ownership of Notes and Debt.

PAMPA declares and warrants that (a) it has indirectly acquired and is the beneficial owner of 100% of the Equity Option Debt, which is represented by outstanding Notes issued by CIESA and the Derivatives for an aggregate amount of two hundred one million, four hundred seventy five thousand, seven hundred fifty four Dollars and eighty eight cents (US$ 201,475,754.88) in principal amount plus all accrued and unpaid interest and any other additional amounts accrued under the Notes and Derivatives, and (b) the Equity Option Debt is free and clear of all claims, liens and encumbrances; and (c) it has full power and authority to vote, consent, exchange, assign, release, tender and transfer the Equity Option Debt.

3.

Consummation of the Restructuring Agreement.

3.1.

Upon the granting of all Regulatory Approvals and compliance of the Amended Conditions Precedent, the Parties, as applicable, shall cause the Consideration corresponding to the Equity Option to be delivered to PAMPA as holder of 100% of the Equity Option Debt.

3.2.

The Parties have agreed that after giving effect to the Amended Share Issuance and Transfer Steps, on the Consenting Creditors Consummation Date (A) PESA will hold all issued and outstanding Class A Shares and such Class A Shares shall represent fifty percent (50%) of the Capital Stock and voting rights of CIESA, (B) PAMPA will hold directly or indirectly all issued and outstanding Class B Shares that shall represent fifty percent (50%) of the Capital Stock and voting rights of CIESA, which shall be held forty four point four hundred forty four percent (44,444%) directly by PAMPA or through a PAMPA subsidiary, and five point five hundred fifty six percent (5,556%) through its wholly owned subsidiary EPCA; and (C) the MSA Trustee on behalf of the MSA Trust shall no longer be shareholder of CIESA.

3.3.

As consideration for the exchange and cancellation of the Equity Option Debt, PAMPA shall receive: (A) Class B Shares that shall then represent in the aggregate forty four point four hundred forty four percent (44,444%) of the Capital Stock of CIESA, in accordance with the Amended Share Issuance and Transfer Steps, plus (B) the full Restructuring Fee, as contemplated by the Restructuring Agreement, as amended, in particular by the Second Amendment to the Restructuring Agreement entered into on August 23, 2007, plus (C) the TGS B Exchanging Shares (hereinafter collectively, the “Equity Option Consideration”).

3.4.

Each of the Amended Share Issuance and Transfer Steps described below shall be implemented on the Equity Option Consummation Date and shall be deemed to have been taken and occurred simultaneously.  Each of the Amended Share Issuance and Transfer Steps shall be conditioned on the performance of all of the other Amended Share Issuance and Transfer Steps on the Equity Option Consummation Date.  None of the Amended Share Issuance and Transfer Steps will be implemented unless all the remaining Amended Share Issuance and Transfer Steps are also implemented on the Equity Option Consummation Date.

3.5.

The following shall occur on the Equity Option Consummation Date (collectively, the “Amended Share Issuance and Transfer Steps”):

a) CIESA shall increase its existing Capital Stock by issuing (I) five hundred eleven million, fifty four thousand, nine hundred fifty six (511,054,956) Class B Shares issued at par value plus a premium to be determined at the Equity Option Consummation Date (the “New CIESA Class B Shares”), which shall be delivered to PAMPA.

b) PAMPA shall waive its rights to collect past due interests and/or capital owed by CIESA for an amount to be determined at the Equity Option Consummation Date.

c) CIESA and the trust to be created by CIESA no later than May 27, 2011 pursuant to CIESA’s board of directors meeting held on April 28, 2011, shall deliver to PAMPA (a) the TGS B Exchanging Shares and (b) the 4.296% of the dividend in cash declared in the April 29, 2011 TGS´ shareholder meeting for a total amount of AR$ 976,000,000, converted into US dollars at the payment date by TGS, plus its interests earned until the effective payment date (the “TGS B Shares Dividend”), in exchange for and in cancellation of that amount of Equity Option Debt equal to the TGS B Shares Exchange Amount and the TGS B Shares Dividend, at an exchange ratio of one (1) Dollar of Equity Option Debt for one (1) Dollar of TGS B Shares Exchange Amount and one (1) Dollar of Equity Option Debt for one (1) Dollar of TGS B Shares Dividend. “TGS B Shares Exchange Amount” means the value of the TGS B Exchanging Shares calculated on the basis of the market price of the TGS B Shares as recorded on the Buenos Aires Stock Exchange (in this definition, the “Spot Price”) at the close of business of the date which is two (2) Business Days prior to the Equity Option Consummation Date (in this definition, the “Determination Date”), provided, that if the Spot Price differs by more than ten percent (10%) compared to the average market price of the TGS B Shares as recorded at the close of business on the Buenos Aires Stock Exchange during the sixty (60) days prior to the Determination Date (in this definition, the “Average Price”), then the TGS B Shares Exchange Amount shall be calculated on the basis of the Average Price instead of the Spot Price; in either case converted to Dollars at the selling exchange rate (“tipo de cambio vendedor”) of Banco de la Nación Argentina at the close of business two (2) Business Days prior to the Equity Option Consummation Date.

d) The exchange of TGS B Exchanging Shares between PAMPA and EPCA for its Existing CIESA Shares sixty three million, eight hundred eighty one thousand, eight hundred seventy (63,881,870) originally provided in the RA shall not occur, and EPCA shall remain as shareholder of CIESA and, except as specifically provided herein, for all purposes will act as a single Party together with PAMPA.

e) PESA, EPCA and the MSA Trustee hereby renounce any preemptive rights (derecho de preferencia), accretion rights (derecho de acrecer), and any other rights, claims, causes of action or interests of any kind arising with respect to the foregoing share issuance.

f) Upon CIESA’s prior written instruction, the MSA Trustee, on behalf of the MSA Trust, shall deliver to PESA two hundred fifty five million, five hundred twenty seven thousand, four hundred seventy seven (255,527,477) Existing CIESA Shares held by the MSA Trust plus the MSA Trust’s ownership interest in the two (2) Existing CIESA Shares that are currently jointly owned by the MSA Trust and PESA.

g) CIESA hereby irrevocably instructs the MSA Trustee (I) to implement all proceedings required for obtaining Regulatory Approvals to consummate the transfer of the Existing CIESA Shares held by it to PESA; and (II) to make the foregoing delivery of Existing CIESA Shares on behalf of the MSA Trust upon (1) satisfaction of the condition stated in (I), and (2) receipt of a notice to be jointly given by CIESA and PAMPA notifying the MSA Trustee that all the remaining Amended Conditions Precedent have been satisfied or waived.  The MSA Trustee shall rely on such notice, not being entitled to request any confirmation or evidence to any Party whosoever.  CIESA and PAMPA agree that, upon satisfaction or waiver of all the Amended Conditions Precedent, such notice will be provided to the MSA Trustee.

h) As of the deemed completion of the foregoing Amended Share Issuance and Transfer Steps, all of the Class B Shares then held by PESA shall be converted into Class A Shares, and all of the Existing CIESA Shares then held by PAMPA and EPCA shall be converted into Class B Shares.

i) Effective as of the moment immediately following the deemed completion of the Amended Share Issuance and Transfer Steps, EPCA, PESA, and the MSA Trustee on behalf of the MSA Trust each agree that (i) the shareholders agreement dated as of August 29, 2005 shall be deemed terminated in all respects, and shall no longer be in force and effect, and shall be replaced by a new shareholders agreement that shall be executed on the date hereof and shall be valid by operation of law on the Equity Option Consummation Date, a coy of which is attached as Exhibit A (the “CIESA Amended Shareholders Agreement”); and (ii) the Participation Agreement executed on the date hereof shall be deemed valid by operation of law on the Equity Option Consummation Date.

j) The Parties agree that they may modify the Amended Share Issuance and Transfer Steps as they deem convenient,  provided however that such modification must result upon completion in the structure of ownership of CIESA described in Clause 3.2. of this Fourth Amendment together with  the CIESA Corporate Resolutions, CIESA Amended By-Laws, if applicable.

k) The MSA Trustee’s acts shall be approved by all parties to the MSA Trust other than the MSA Trustee.

l) A shareholders’ meeting in CIESA and TGS shall take place approving the resignations and acts of the directors Sonia Fabiana Salvatierra, Diego Güerri, Mariano Gramajo, Mariano Osvaldo Ferrero, Alejandro Candiotti and Juan José Méndez, as applicable.

4.

Amended Conditions Precedent

The Parties agree that consummation of the Equity Option Consummation Date pursuant to a Direct Exchange is subject only to the following Conditions Precedent , which replace and supersede the conditions precedent stated in Sections 8.1 and 8.2 of the Restructuring Agreement (the “Amended Conditions Precedent”):

all necessary authorizations and approvals from the ENARGAS and the Argentine Comisión Nacional de Defensa de la Competencia have been obtained and continue to be valid (collectively, the “Regulatory Approvals”);

the CIESA Corporate Resolutions shall have been passed and the Amended CIESA Corporate Resolutions Minutes executed, a provisional form of which is attached as Exhibit B, subject to changes pursuant to Section 3.5. j) hereof;

the CIESA Amended By-Laws, a form of which is attached as Exhibit C, shall have been approved by the applicable Government Regulators; and

the CIESA Amended By-Laws shall have been filed for registration with the Public Registry of Commerce.

5.

Continuing Effect; No Other Amendments;

5.1.

The Parties expressly agree that the provisions of the Restructuring Agreement and the Memorandum of Agreement will be binding among them, as applicable, with the exception of any provisions that conflict with this Fourth Amendment, which in such case will be superseded and replaced by the provisions of this Fourth Amendment.

5.2.

The provisions of this Fourth Amendment shall become effective as from the signing of this Fourth Amendment by the Parties hereto.

IN WITNESS WHEREOF, each of the Parties hereto has caused the Fourth Amendment to the Restructuring Agreement to be executed by its duly authorized officers as of the date first above written.

[Remainder of Page Intentionally Left Blank; Signature Pages to Follow]

1

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed by its duly authorized officers, effective as of the date first above written.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.,

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

By:

_______________________

Name:

_______________________

Title:

_______________________

PETROBRAS ARGENTINA S.A.,

By:

_______________________

Name:

_______________________

Title:

_______________________

PETROBRAS HISPANO ARGENTINA S.A.,

By:

_______________________

Name:

_______________________

Title:

_______________________

ABN AMRO BANK N.V. Sucursal Argentina

By:

_______________________

Name:

_______________________

Title:

_______________________

INVERSIONES ARGENTINA I

By:

_______________________

Name:

_______________________

Title:

_______________________

PAMPA INVERSIONES S.A.

By:

_______________________

Name:

_______________________

Title:

_______________________

ENRON PIPELINE COMPANY ARGENTINA S.A.

By:

_______________________

Name:

_______________________

Title:

_______________________

PAMPA ENERGÍA S.A.

By:

_______________________

Name:

_______________________

Title:

_______________________

2

EXHIBIT 4.3

COMMERCIAL PROPANE AND COMMERCIAL BUTANE SALE AND PURCHASE CONTRACT

Buenos Aires, December 3rd, 2010

This contract (hereinafter the “Contract”) is entered into by and between:

PETREDEC LIMITED, a corporation duly organized and existing under the laws of the Bermuda, having its registered office located at P.O.BOX HM 2257, 14 PAR-LA-VILLE ROAD, HAMILTON HM JX, BERMUDA (hereinafter referred to as “Buyer”), and

TRANSPORTADORA DE GAS DEL SUR S.A., a Sociedad Anónima duly organized and existing under the laws of Argentina, having its registered office located at Don Bosco 3672, 5 piso, Buenos Aires, Argentina, (hereinafter referred to as  “Seller”), and shall be governed by the following terms and conditions:

ARTICLE 1:

SELLER

TRANSPORTADORA DE GAS DEL SUR  S.A.

Don Bosco 3672 – 5 piso – Buenos Aires – Argentina

BUYER

PETREDEC LIMITED

P.O.BOX HM 2257, 14 PAR-LA-VILLE ROAD, HAMILTON HM JX, BERMUDA

ARTICLE 2: PERIOD

From January 1st  2011 to April 30th  2012. The enforcement of the Contract is subject to approval by Transportadora de Gas del Sur SA. Board. Should the Board not approve the transaction, the Contract will not be enforceable without any kind of compensation for any party. Board approval to be declared and notified to Buyer by fax latest 06:00PM Buenos Aires time on 17th December 2010.

ARTICLE 3:  PRODUCTS

Commercial Propane and Commercial Butane (Refrigerated)

ARTICLE 4: QUALITY

Compliance with GPA NORM 2140 – 97.

ARTICLE 5: QUANTITY

Approximately 225.000 mt. Commercial Propane and/or Commercial Butane intended to be delivered as follows:

January 2011 – April 2011: 75.000 mt

May 2011 – August 2011: Non availability.

September 2011 – April 2012: 150.000 mt

Any additional availability of Commercial Propane and/or Commercial Butane that Seller may have for export ex-Bahia Blanca by ship in each period above mentioned, exceeding the contractual quantities by up to 25%, may be offered by Seller and Buyer must buy this offered quantity under the terms and conditions of this Contract provided that buyers vessel has available space and the quantities are within vessels segregation and with agreement of Master. Buyer has no obligations to take any product during may 2011 – end august 2011.

ARTICLE 6: DELIVERY

The agreed quantity shall be given and taken FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina.

ARTICLE 7: PRICE

The price FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina of the product purchased and sold under this Contract shall be calculated as follows:

A) COMMERCIAL PROPANE

CPP = [(CPMB * CFP) + DP]

Where:

CPP: is the price, in U.S. Dollars, of each Metric ton of Commercial Propane purchased and sold under this Contract.

CPMB: is the arithmetic average of 3 daily valid quotations of the Propane Mont Belvieu non-LDH as published by Platt's Petrochemical Alert on the day before, the day after and the date of bill of lading ( B/L - 1; B/L; B/L + 1).

CFP: Conversion factor for Propane: 521 US gallons per Metric ton.

DP: USD 54.25/MT (U.S. dollars fifty four point twenty five, per Metric ton).

Valid quotations are those effective on the days which Platt' s Petrochemical Alert publishes them.

All calculations shall made with maximum two decimals

If the bill of lading date falls on a day where there is no published quotation, then the 1st published quotation immediately preceding the bill of lading date and the two (2) published quotations immediately following the bill of lading date shall apply.

COMMERCIAL BUTANE

CBP = [(CBMB * CFB) + DB]

Where:

CBP: is the price, in U.S. Dollars, of each Metric ton of Commercial Butane purchased and sold under this Contract.

CBMB: is the arithmetic average of 3 daily valid quotations of the Normal Butane Mont Belvieu non-LDH as published by Platt's Petrochemical Alert on the day before, the day after and the date of bill of lading ( B/L - 1; B/L; B/L + 1).

CFB: Conversion factor for Butane: 453 US gallons per Metric ton.

DB: USD 32.69 /MT (U.S. dollars thirty two point sixty nine, per Metric ton).

Valid quotations are those effective on the days which Platt' s Petrochemical Alert publishes them.

All calculations shall made with maximum two decimals.

If the bill of lading date falls on a day where there is no published quotation, then 1st   published quotation immediately preceding the bill of lading date and the two (2) published quotations immediately following the bill of lading date shall apply

ARTICLE 8:  NOMINATION

Before the 11th Day of each month Seller shall inform the two (2) next loading deadlines and the Commercial Propane and/or Commercial Butane maximum volumes to be loaded by Buyer in order to avoid any loss of production due to storage saturation and the stoppage of Seller’s producing plant.

Buyer shall send the loading program, including cargo size and vessel's name specifying a five (5) Day range for each lifting, before the 20th Day of the previous month , which includes a minimum quantity to be lifted by Buyer as indicated by Seller according to the preceding paragraph.

Seller shall confirm its acceptance of such program within the next following five (5) Days or submit alternative ranges to Buyer.

The final agreed program shall be binding for both Parties.

In the event that an agreed program cannot be reached by the 25th Day of the previous month, Seller’s alternative program will be binding for both Parties.

Four (4) Days before the first Day of each five (5) Day-range for each lifting, Buyer shall confirm a three (3) Day-laycan within said range.

Notwithstanding any other provisions contained herein, the Parties shall mutually agree acceptable changes to loading ranges (laycan) in order to reach, whenever possible, the optimum loading program for Seller and Buyer.

ARTICLE 9: INVOICING and PAYMENT

Payment shall be made in U.S. dollar by telegraphic transfer within thirty (30) Days after B/L date (B/L date excluded) to Seller appointed bank account against presentation of following documents:

a) signed original commercial invoice

b) 3/3 original bills of lading issued or endorsed to the order of Buyer.

c) certificate of origin.

d) certificates of quality and quantity in air issued by independent inspectors at loading port.

Seller will make its best efforts to present documents from “a)” to “c)” to Buyer by air courier within ten (10) working days after completion of loading operations.

If any documents from b) to d) are not available on the due date, Buyer agrees to pay Seller upon presentation of signed original commercial invoice and Seller Letter of Indemnity according to the model of Letter of Indemnity in Annex II.

If the cargo destination is a Mercosur country, Seller must present to Argentine authorities all necessary documents for the issue of the certificate of origin in Mercosur format, within 8 (eight) Days from B/L date.  Should Seller lack the necessary documents to complete the issuing documents as per item c), Seller must reserve a number with the Argentine authorities within 10 (ten) Argentinean working Days from B/L date and deliver the documents in due time so  that the authorities are able to issue such certificate according to Mercosur regulation provided that conditions to calculate the final prices are available within such deadline.

Upon completion of the above mentioned, Seller shall not be liable if Argentine authorities should fail to issue the certificate of origin in compliance with Mercosur regulations.

If payment due date falls on Saturday or bank holiday other than a Monday, payment shall be made on the immediately preceding business day. If payment due date falls on a Sunday or a Monday bank holiday, then payment shall be made on the immediately following business day.

If an invoice is not paid when due, it shall accrue interest from that date until payment in full at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for six (6) month deposits plus three (3) per cent per annum published by Bloomberg (Ticker US0006M)  on the bill of lading date, and such interest shall be payable on demand.  All interest shall be calculated on the basis of 360 Days and actual Days elapsed.

ARTICLE 10: STANDBY LETTER OF CREDIT

Buyer shall provide Seller with financial security for payment in the following form of security:

2.13

  An irrevocable Standby Letter of Credit according to the model in Annex IV which must be confirmed by a Bank located in Argentina designated by Seller at its sole discretion.

·

  The Standby Letter of Credit must be received by Seller no later than five (5) business days before the first Day of every month and must cover the amount of the cargoes to be loaded each month. Seller shall inform the amount of said cargoes to Buyer ten (10) business day before the end of each month.

·

  The issuing bank is subject to Seller approval.

·

  Issuing and confirming bank charges are for Buyer’s account.

In the event that Buyer does not provide the Standby Letter of Credit in due time and manner, Seller shall be entitled to refuse to load the vessel, and Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting storage (whether offshore or onshore) for its nominated Commercial Propane and/or Commercial Butane provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

ARTICLE 11: INSPECTION

An independent inspector acceptable to Seller and Buyer shall be appointed to witness the quantity and quality of the cargo. This inspection shall be binding for the Parties except for fraud or manifest error. All costs of the inspection shall be equally shared between Buyer and Seller.

ARTICLE 12: LAYTIME AND DEMURRAGE

As per Clause 5° . Annex I.

ARTICLE 13: FORCE MAJEURE

The definitions, scope and effects of Force Majeure shall be governed by section 513 and 514 of the Argentine Civil Code.

To that end, Seller shall not be obligated to deliver or Buyer obligated to receive product hereunder when, while and to the extent that Seller is prevented from delivering the product or Buyer is prevented from receiving the product due to acts of God, fires, accidents, strikes or other labor disturbances, war, declared or undeclared embargoes, perils of the sea, a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by any governmental entity (including allocations, priorities, requisitions, quotas and price controls), acts of civil or military authorities, disruption of Seller’s supplies or any other causes beyond the control of the party unable to perform whether or not similar to the causes herein specified. In any such event preventing performance, said performance shall be delayed for a period not to exceed thirty (30) Days provided that any liability for payment therefore existing under no circumstances be extinguished but shall, on the contrary, remain in full force and effect.

If the Event of Force Majeure should continue for a period of more than sixty (60) consecutive Days, then and in such event, Seller or Buyer shall have the right to terminate the Contract and neither party shall thereafter have any rights against the other (except in connection to the amounts owed by Buyer to Seller before proper notice of the Event of Force Majeure has been given).

ARTICLE 14: INSURANCE

For Buyer’s account as per FOB Incoterms 2010 deliveries.

ARTICLE 15: DOCUMENTARY INSTRUCTIONS

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

ARTICLE 17: INDEMNITY

Buyer shall indemnify and hold Seller harmless against any loss, damage or liability: (i) caused by any negligence, omission, or any other act of Buyer or its agents, or by the officers or crew of the carrying vessel (whether owned, operated, or chattered by Buyer or its affiliates) or (ii) arising from or in connection with the berthing/unberthing of the carrying vessel, or the loading downstream of the Delivery Point, receipt, or transport of the Product sold pursuant to this Contract.

Seller shall indemnify and hold Buyer harmless against any loss, damage or liability caused by any negligence, omission, or any other act of Seller or its agents or representatives, arising from or in connection with the loading upstream of the Delivery Point of the Product sold pursuant to this Contract.

In no event shall either Party to this Contract be liable to the other Party for any consequential, punitive, incidental or indirect damages of any kind or nature whatsoever.

ARTICLE 18: CLAIMS

Claims, if any, must be filed within 60 (sixty) Days after the date of the bill of lading. Beyond that period, the Parties shall have no right of claim.

ARTICLE 19: LAW AND JURISDICTION

The validity and interpretation of this Contract shall be governed by Argentine Law. Any dispute arising from or related to this Contract, its validity, performance, termination, and/or any damage compensations due thereby shall be finally and conclusively settled by arbitration.

The arbitration language shall be Spanish, the venue of the arbitration shall be Ciudad Autónoma de Buenos Aires, Argentina, and the arbitration procedures shall be conducted in accordance with the International Chamber of Commerce Rules of Conciliation and Arbitration then in force.

Each Party shall appoint one arbitrator and the two appointed arbitrators shall appoint a third one to act as chairman of the arbitration panel. In case of no agreement, the third arbitrator shall be appointed by the International Chamber of Commerce.

The Parties are bound to do their utmost to find an amicable solution before resorting to the arbitration procedure above mentioned.

ARTICLE 20: GENERAL TERMS AND CONDITIONS

Terms and Conditions, except specifically mentioned above, shall be in accordance with Incoterms 2010 with the latest amendments for FOB deliveries.

ARTICLE 21: NOTICES

(A)

FOR ALL LEGAL EFFECTS STEMMING FROM THIS CONTRACT, THE PARTIES ESTABLISH THEIR RESPECTIVE DOMICILES IN THE PLACES MENTIONED BELOW.

(B)

THE ADDRESSES OF THE PARTIES FOR PURPOSES OF THIS CONTRACT ARE THE ADDRESSES INDICATED BELOW:

SELLER

TRANSPORTADORA DE GAS DEL SUR S.A.

DON BOSCO 3672, 5 PISO, CIUDAD AUTONOMA DE BUENOS AIRES – REPUBLICA ARGENTINA.

ATT.: MR. JUAN IGNACIO DE URRAZA

E-MAIL: JUAN_DE_URRAZA@TGS.COM.AR

PHONE NUMBER: +54 11 4865 9060 EXT. 1144

BUYER

ddunstan@petredec.bm

Mr Don Dunstan, President

PETREDEC LIMITED –

PAR LA VILLE PLACE –

14 PAR LA VILLE ROAD

PO BOX 2257

HAMILTON HM JX

BERMUDA

Tel: +1 441 295 8313

Fax: +1441 292 1373

cc:

lpg@petredec.mc

fax : +377 9797 0995

For operations / finance / accounting :

lpg@petredec.mc

fax : +377 9797 0995

Phone : +377 9797 0999

Petredec SAM

Ermanno Palace

27 Bd Albert 1er

MC98000 MONACO

(C)

FOR ALL PURPOSES HEREOF, COMMUNICATIONS TO TERMINAL SHALL BE SENT TO: RUBEN OSVALDO PRADO

EMAIL ADDRESS: RUBEN_PRADO@TGS.COM.AR

TELEFAX: 54  291 4570214 EXT 222

ARTICLE 22: MISCELANNEUS

The Parties agree that Annex I, Annex II, Annex III and Annex IV are made an integral part hereof.

1

      ANNEX I

TRANSPORTADORA DE GAS DEL SUR S.A.

DELIVERY AND LOADING PROTOCOL

 Applicable to F.O.B. COMMERCIAL PROPANE AND COMMERCIAL BUTANE SALES

Puerto Galván – Bahía Blanca - Argentina

1.

DEFINITIONS

For the purpose of this Contract, the following terms have the following meanings (as hereinafter defined), unless the context otherwise requires,

“Contract” means these “Commercial Propane and Commercial Butane Sale and Purchase Contract“ jointly with any other document incorporated or “herein” or “hereunder” refered to in the Contract , including Annex I, Annex II, Annex III and Annex IV.

“Buyer” means Petredec Limited.

“Commercial Propane and/or Commercial Butane” means the Propane and/or the Butane that complies with the GPA norm 2140-97

“Day” means a period of 24 (twenty-four) hours starting from 00.00 hours midnight and ending 24 (twenty-four) hours later. All the Days referred to are calendar days.

“Delivery Point” means the hose flange connecting the entry valve of Terminal with the vessel’s manifold.

“ETA” means Estimated Time of Arrival.

“FORCE MAJEURE” means the effective occurrence of any act or event that is unforeseeable, insurmountable and outside of the control of the Party that invokes it, as defined in Article 13 of the Contract.

“GPA” means the Gas Processors Association.

“Mercosur”: Southern Common Market - an union between Argentine Republic, Federative Republic of Brazil, Republic of Paraguay and Oriental Republic of Uruguay.

“Mercosur Regulation”: a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by Mercosur Authority.

“mt” means Metric Tons a quantity equivalent to one thousand (1,000) kilograms.

“Month” means a calendar month.

“NOR” means Notice of Readiness

“Party or Parties” shall mean Buyer or Seller or both.

“Port Regulations” shall mean the regulations issued by Consorcio de Gestión del Puerto de Bahía Blanca y Prefectura Naval Argentina. In the event of any conflict between this Annex I and the Port Regulations, the latter shall prevail.

“CGPBB”: Consorcio de Gestión del Puerto de Bahía Blanca.

“PNA”: Prefectura Naval Argentina.

“Seller ”: means Transportadora de Gas del Sur S.A.

“Terminal” means the reception, loading and storage at Seller’s installations and facilities at Puerto Galván – Bahía Blanca – Argentina.-.

2.

DELIVERY

2.1

The Commercial Propane and/or Commercial Butane under this Contract shall be delivered to Buyer in bulk Free On Board nominated vessels provided by Buyer at the loading Terminal.

2.2

Vessel shall comply with current Port Regulations and must be acceptable to Terminal.

2.3

Vessel shall also comply and abide by the laws, rules, and regulations in force at Terminal and port area, including but not limited to customs, operations, health, safety and the environment care.

2.4

Buyer shall ensure that the relevant provisions of the Contract, this Operational Protocol, the Port Regulations and any other appropriate written procedures issued by Terminal or by the Port authorities are made known to vessel owners, charterers and Masters of the vessels lifting Commercial Propane and/or Commercial Butane at Terminal.

2.5

In the event that Buyer’s nominated vessel is found by Terminal, following safety and tank inspection, to be unready or unfit for loading, or in the event of Buyer’s nominated vessel does not comply with all applicable laws, rules and regulations, or any of them, in force at Terminal or Port, then Terminal may refuse to berth or load said vessel until the required conditions are met.

2.6

Seller shall not be liable for the consequences of rejection of the vessel hereunder.

2.7

Vessel shall not discharge any liquid in Terminal and Port area, except as expressly permitted and approved by Terminal and/or CGPBB and/or PNA.

2.8

Any loss or damage to Commercial Propane and/or Commercial Butane or to any property or person at Terminal and Port caused by vessel’s fault shall be borne by Buyer.

2.9

Any loss or damage incurred by Seller (including any loss or damage incurred due to resulting delay in berthing other vessels waiting to load) as result of any failure by vessel to comply in due time with any of the provisions of the Contract shall be reimbursed by Buyer to Terminal and/or CGPBB.

2.10

All vessels nominated by Buyer shall be enrolled in ITOPF (International Tanker Owner Pollution Federation) or have mutually acceptable  Commercial Propane and/or Commercial Butane pollution insurance. Jointly with their Club P&I, the ship owners shall have insurance coverage for pollution damages in the amount of United States Dollars 700,000,000. In the event that the insurance coverage were only for United States Dollars 500,000,000 and its increase to United States Dollars 700,000,000 carried an additional cost for the ship owner, then the United States Dollars 500,000,000 insurance coverage shall be acceptable.

3.

SCHEDULE OF DELIVERIES

3.1

At least fifteen (15) Days before the first Day of five (5) Day range for each lifting, Buyer shall confirm in writing to Seller:

(a)

The name of the vessel, its relevant details including size and deadweight (DWT), capacity, any other pertinent physical characteristics and ETA,

(b)

The quantity of Commercial Propane and/or Commercial Butane to be lifted, according to the shipping schedule program.

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

4.

ARRIVAL, LOADING AND DEPARTURE OF VESSELS

4.1

If at any time Buyer is not able, for any reason, to ensure that the nominated vessel shall reach Terminal during the five Day range for each lifting, Buyer shall immediately advise Terminal by fax or electronic mail, with copy to Seller.

If at any time, in the opinion of Terminal, this failure to lift will bring Terminal to an excess storage position, Buyer shall use its best efforts to lift the scheduled cargo in compliance with any revised Lifting Program issued by Terminal and acceptable to Seller. If Buyer, despite its best efforts, cannot comply with the revised Lifting Program, Buyer shall promptly inform Terminal of such non compliance by fax or electronic mail to take all necessary measures to avoid an excess storage situation at Terminal. Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Commercial Propane and/or Commercial Butane provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion , to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer

4.2

Buyer shall arrange for the master of the vessel to notify by telex or electronic mail the vessel’s ETA in accordance with the Port Regulations in force and, in any case, seventy-two (72), forty-eight (48) and twenty-four (24) hours before arrival and thereafter any variation of more than three (3) hours.

Notice of the ETA shall include the date and hour of estimated arrival utilizing local time at Terminal.

4.3

Master of the vessel or his representative shall tender to Terminal written NOR to load provided that such notice shall not be given until vessel has entered the anchorage or other customary waiting area in accordance with the instructions of Terminal. If any such NOR is tendered outside the permitted operating time, then it shall only take effect as from the time that Terminal permits such NOR to be tendered.

NOR shall not be received by Terminal until the vessel has anchored at the customary location at Terminal, or as otherwise as advised to the Master by Terminal, and is ready to load Commercial Propane and/or Commercial Butane.

Notwithstanding NOR having been tendered to Terminal, if the vessel is found by Terminal, following safety and tank inspections, to be unready or unfit for loading in Terminal’s founded opinion, Buyer shall be obliged to give a new NOR when its vessel is ready to load Commercial Propane and/or Commercial Butane.

4.4

If NOR to load is tendered outside the agreed laycan, vessel shall be loaded as soon as Terminal can reasonably accommodate it.

4.5

Under no circumstances shall loading commence until Terminal is satisfied with the safety procedures as per the Port Regulations in force.

4.6

Terminal shall have the right at any time to remove vessel from the loading berth according to Port Regulations in force.

4.7

If vessel is shifted because of inability for whatever reason to receive Commercial Propane and/or Commercial Butane at the rate of delivery available at Terminal, Seller shall not be obliged to complete loading except during such time as the loading berth shall be available and not required by any other vessel, and Seller shall not be obliged to pay any expenses incurred in such shifting.

4.8

Vessel shall vacate the loading berth as soon as possible after completion of loading.  Vessel shall have up to two (2) hours after completion of loading and documentation delivery to vacate the loading berth, and more than two (2) hours subject to mutual agreement with Terminal.

4.9

Loading shall be deemed completed upon disconnection of delivery hoses.

4.10

One (1) business day after having issued the bill of lading or the certificate of quantity and quality, the Independent Inspectors - jointly appointed by mutual agreement between the Parties – shall notify Buyer by fax or electronic mail of the date of completion of loading.

4.11

If Buyer's vessel fails to arrive before 23:59 of the fifth Day of the five Day laycan for any reason, excluding Force Majeure, then and without prejudice to any other rights Seller may have, Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Commercial Propane and/or Commercial Butane provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion , to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

5.

LAYTIME AND DEMURRAGE

5.1

Seller shall be allowed a laytime period of forty eight (48) hours to complete the loading of any size of cargo of Commercial Propane and/or Commercial Butane  up to sixteen thousand (16,000) mt. (maximum size of cargo).

If a larger cargo is agreed, Seller shall be allowed to add one (1) extra hour for each one thousand (1000) mt exceeding the 16,000 mt. agreed upon.

5.2

The period allowed to Seller for loading and the time actually taken to load vessel shall commence:

(a)

In the event that a vessel arrives within its date range, laytime shall commence at the earlier of:

(1)

Six (6) hours after NOR is tendered by the master of the vessel to Terminal,

(2)

The time the vessel is all fast in berth

(a)

If NOR is tendered by the vessel before the first Day of its date range, laytime shall commence at the earlier of:

(1)

The time the vessel is all fast in berth

(2)

At 06.00 hours local time on the first Day of its agreed date range.

(a)

If NOR is tendered later than the last Day of the Date Range, laytime shall commence on commencement of loading of the Commercial Propane and/or Commercial Butane.

5.3

The period and the time shall end when loading is completed and hoses disconnected.

5.4

The time actually taken to load vessel shall, for the purposes hereof, exclude time consumed due to the following:

(a)

Movement of vessel from anchorage to all fast at loading;

(b)

Waiting and obtaining customs and immigration clearance and/or free pratique and/or sanitary

(c)

Ballasting, discharge of clean ballast or slops, bunkering only when such operations interrupt or delay either the berthing or loading operation;

(d)

Any delay or time spent caused by Buyer or vessel's failure to comply with the requirements of this Contract;

(e)

Inability of the vessel to receive Commercial Propane and/or Commercial Butane at the rate of delivery available at the loading terminal;

(f)

Operation of the laws, regulations, decisions or custom of the Port or of any government or terminal authority of Buyer or owner of vessel,

(g)

Delay in or suspension of loading if directed by Seller because of Buyer failure to comply with the requirements of the Contract between Seller and Buyer relating to payment, and Standby Letter of Credit provision.

(h)

Force Majeure.

5.5    If the time actually taken to load vessel after deducting all time excluded by the provisions of Clause 5.4 exceeds the period allowed for loading as defined in Clause 5.1, Seller shall pay demurrage to Buyer as per the Braefoot bay demurrage rate for applicable cargo size on date of bill of lading.

5.6

Seller shall in no event be liable to pay demurrage if Buyer’s claim is received by Seller more than thirty (30) Days after the date of the bill of lading.

5.7

Buyer shall have no claim against Seller otherwise than for demurrage as provided herein in respect of the time taken by Seller to load vessel or the time spent by vessel at and around Terminal.

5.8

Seller shall respond to, settle and if justified, pay all claims presented by Buyer exclusively with respect to the demurrage claims as per clause 5.6. If claims are not responded to, or paid, within forty-five (45) Days from receipt of claim, Seller shall pay Buyer interest from that date until payment in full at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for six (6) month deposits plus three (3) per cent per annum published by Bloomberg (Ticker US0006M) on the bill of lading date, and such interest shall be payable on demand.  All interest shall be calculated on the basis of 360 Days and actual Days elapsed.

5.9

Bad weather and/or ebb of flood tide causing interruption of loading or impossibility to load the cargo normally being an occurrence beyond sellers/buyer control shall have its duration equally shared between Parties for deductions from laytime. Such occurrences must be documentary supported.

5.10

Demurrages due to governmental waivers for Commercial Propane and/or Commercial Butane exports delays will be equally shared between Parties for deductions from laytime.

6.

MEASUREMENT, SAMPLING AND INSPECTION

6.1

The quantity and quality of Commercial Propane and/or Commercial Butane will be determined at Terminal by a mutually appointed independent inspector (charges for it will be shared equally between Buyer and Seller) by measuring the shore calibrated tanks immediately before and after loading in accordance with the latest revised ASTM-IP Petroleum Measurements Tables and the GPA 2140-97. The results of this inspection, which includes but is not limited to measurement, sampling and testing, shall be treated as conclusive as to quantity and quality loaded. The specific density shall be calculated analytically by the independent inspector at each lifting through chromatography and used in the calculation of quantity in vacuum.  The conversion factor from gallons to cubic meters shall be as per Table 58 – ASTM-IP (American Standard Testing Materials) U.S. Gallons, Barrels, per Metric ton.  The chromatographic density shall be calculated to four (4) decimal places.

6.2

Four (4) samples of Commercial Propane and/or Commercial Butane loaded on vessel will be taken at the loading Terminal:

- one for Buyer,

- one for Terminal,

- one for Customs, if required,

- one for the master of the vessel, if required.

Terminal will retain its sample for a period of thirty (30) Days from the bill of lading date. However, Buyer can request Terminal to retain the samples for an additional thirty (30) Days, should it be necessary.

6.3

Buyer may, at its expense, witness the quality and quantity determination of each shipment following notice in writing to Seller.

2

Annex II

LETTER OF INDEMNITY

We refer to a cargo of ________ metrics tons of Commercial Propane / Commercial Butane shipped on board the lpg/c ____________________ at the Port of Galvan – Bahía Blanca (Argentina) pursuant to bills of lading dated on __________________.

Although we have sold and transferred title of said cargo to you, we have been unable to provide you with the original bill of lading and other shipping documents covering said sale. In consideration of payment of the full purchase of xxx United States dollars by Buyer, we hereby expressly warrant that we have marketable title of the cargo, free and clear of any lien or encumbrance to such material title, and that we have full right and authority to transfer such title and effect delivery of such material to you.

We further agree to make all reasonable efforts to obtain and surrender to you as soon as possible the original bill of lading and other shipping documents,  and to protect, indemnify and hold you harmless from and against any and all damages, costs and expenses (including reasonable attorneys fees) which you may suffer by reason of the original bill of lading and any other shipping documents remaining outstanding, or breach of the warranties given above, including but not limited to, any claims and demands which may be made by a holder or transferee of the original bill of lading, or by any other third party claiming an interest in or lien on the cargo or proceeds thereof. Our obligation to indemnify you is, of course, subject to the conditions that you shall give us prompt notice of the assertion of any claim(s) and full opportunity to assist you with the defense thereof and that you shall not settle any such claim(s) without our approval, which shall not be unreasonably withheld.

This letter of indemnity shall be governed by the Argentine law and any dispute shall be referred to arbitration in accordance with the terms of the COMMERCIAL PROPANE AND COMMERCIAL BUTANE SALE AND PURCHASE CONTRACT, dated December 3rd 2010, executed by and between Petredec Limited (as “Buyer”) and Transportadora de Gas del Sur. ( as “Seller”).

This letter of indemnity shall expire and become null and void upon our tendering the original bill of lading, and other shipping documents to you and their acceptance by you.

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

AT TERMINAL:

Terminal has facilities for LPG storage both at pressurized (propane and butane) in spherical containers as for refrigerated products (propane and butane) in vertical cylindrical tanks. The corresponding pumps and pipes for sending products, propane as well as butane, in its two conditions pressurized or refrigerated.

AT THE PORT:

The port has connection pipes with the plant to move the products, propane and butane, at pressurized towards the loading arms for its final load in tankers. The diameter of this line is 12”. For loading ships there exists a loading arm for pressurized products, liquid propane and butane with a 8” diameter.

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

The temperature of refrigerated products at the end of the line is -39/-40 °C for propane and -4/-6 °C for butane.

The maximum pressure at the end of the line is 12 kg/cm2

SIZE OF CARGO:

REFRIGERATED PRODUCTS:

Propane: 10.000 Mt.

Butane:     6.000 Mt.

TIME OF LINES CONDITIONING:

In the case of refrigerated products it is necessary to perform lines conditionings from the plant up to the port before loading. This means turning the product from pressurized to the temperature necessary to be pumped, that in some cases may be 60 °C. This has to be done at a precise flow that requires an approximate time of 6 hours if the pumping begins with propane and 4 hours if it begins with butane. The product change also has an associated time of 4 hours for the lines conditioning.

LPG LOADING ARMS:

The dimensions of the loading arms are the following. Between the floating line (water line) and the loading manifold:

Refrigerated products:  14,70 meters

4

Annex IV

STANDBY LETTER OF CREDIT MODEL

Sender : (ISSUING BANK)

Receiver: (CONFIRMING BANK)

Form of Documentary Credit

IRREVOCABLE STANDBY

Documentary Credit Number

XXXXXXXX

Date of Issue

XX/XX/XX

Applicable Rules

UCP LATEST VERSION

Date and Place of Expiry

XX/XX/XX (3 MONTHS AFTER DATE OF ISSUE)

ARGENTINA

Applicant – Name & Address

(BUYER NAME & ADDRESS).

Beneficiary - Name & Address

TRANSPORTADORA DE GAS DEL SUR S.A.,

DON BOSCO 3672,

7 PISO, BUENOS AIRES,

ARGENTINA

Currency Code & Amount

Currency : USD (US DOLLAR)

Amount : XXXXXXXXXX

Percentage Credit Amount Tolerance

+10/-10%

Available With… By… - BIC

(CONFIRMING BANK)

BY PAYMENT

Description of Goods &/ or Services

COVERING: XXXXXX MT +/-10 PCT OF COMMERCIAL PROPANE AND OR BUTANE (REFRIGERATED) ACCORDING TO COMMERCIAL PROPANE AND COMMERCIAL BUTANE SALE AND PURCHASE CONTRACT.

Conditions and Documents required

THIS LETTER OF CREDIT SHALL BE PAYABLE AT SIGHT AND ON FIRST DEMAND WITH (CONFIRMING BANK & ADDRESS), BUT NOT PRIOR TO 30 CALENDAR DAYS AFTER BILL OF LADING DATE (B/L DATE - DAY ZERO) AT THE COUNTERS OF THE CONFIRMING BANK AGAINST PRESENTATION OF THE FOLLOWING DOCUMENTS:

1) A SIGNED WRITTEN STATEMENT BY AN AUTHORISED REPRESENTATIVE OF TRANSPORTADORA DE GAS DEL SUR S.A., CERTIFYING THAT PAYMENT IS DUE AND HAS NOT BEEN RECEIVED BY TRANSPORTADORA DE GAS DEL SUR S.A.,

2) COPY OF UNPAID COMMERCIAL INVOICE(S).

3) COPY OF CERTIFICATE OF QUALITY AND/OR INDEPENDENT INSPECTOR'S QUALITY REPORT AT LOADPORT (TELEX/FAX ACCEPTABLE).

4) COPY OF CERTIFICATE OF QUANTITY AND/OR INDEPENDENT INSPECTORS QUANTITY REPORT AT LOADPORT (TELEX/FAX ACCEPTABLE).

5) COPY OF ORIGINAL CERTIFICATE OF ORIGIN.

6) COPY OF 3/3 ORIGINAL BILLS OF LADING ISSUED TO OR ENDORSED TO ORDER OF (ISSUING BANK).

Other conditions

A)

PARTIAL SHIPMENTS AND/OR PARTIAL DRAWINGS ARE PERMITTED.

B)

ANY BANKING EXPENSES ASSOCIATED WITH THIS LETTER OF CREDIT

SHALL BE BORNE BY THE APPLICANT'S ACCOUNT.

C) FAX PRESENTATION OF DOCUMENTS IS ACCEPTABLE.

D) COPIES/PHOTOCOPIES OF DOCUMENTS ARE ACCEPTABLE.

E) THE AMOUNT AVAILABLE FOR DRAWING UNDER THIS LETTER OF CREDIT WILL BE REDUCED BY THE AMOUNT OF ANY PAYMENTS MADE OUTSIDE THIS LETTER OF CREDIT TO TRANSPORTADORA DE GAS DEL SUR S.A., IF SUCH PAYMENTS ARE MADE BY (ISSUING BANK) AND MAKE REFERENCE TO THIS LETTER OF CREDIT.

F) OBVIOUS TYPOGRAPHICAL ERRORS AND SPELLING MISTAKES ARE ACCEPTABLE EXCEPT WHEN REFERRING TO AMOUNTS AND THEIR TRANSCRIPTION INTO WORDS.

G) WE HEREBY ENGAGE THAT DOCUMENTS DRAWN UNDER AND IN COMPLIANCE WITH THE TERMS OF THIS CREDIT WILL BE DULY HONOURED UPON

PRESENTATION AS SPECIFIED.

H) THIS CREDIT IS SUBJECT TO THE UNIFORM CUSTOMS AND PRACTICE FOR DOCUMENTARY CREDITS (2007 REVISION), INTERNATIONAL CHAMBER OF COMMERCE-PUBLICATION 600. REIMBURSEMENT CLAIMS UNDER THIS STAND BY LETTER OF CREDIT ARE SUBJECT TO URR 725 ICC.

I) DOCUMENTS TO BE PRESENTED AT THE COUNTERS OF (CONFIRMING BANK / ADDRESS & SWIFT CODE) NOT LATER THAN (A WEEK BEFORE DATE OF EXPIRY).

J) UPON PRESENTATION OF THE DOCUMENTS TO (CONFIRMING BANK / ADDRESS & SWIFT CODE), AND IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS STANDBY LETTER OF CREDIT, WITHOUT PROOF OR OTHER REQUIREMENT AS TO THE ACCURACY OF ANY STATEMENTS CONTAINED THEREIN, WE WILL HONOR THE SAME BY WIRING IMMEDIATELY AVAILABLE FUNDS BY 3:00 P.M. (BUENOS AIRES, ARGENTINA TIME) ON THE NEXT SUCCEEDING BUSINESS DAY IN ACCORDANCE WITH THE BENEFICIARY'S PAYMENT INSTRUCTIONS UPON RECIPT OF A TESTED SWIFT MESSAGE FROM (CONFIRMING BANK / ADDRESS & SWIFT CODE) CONFIRMING THAT THE DOCUMENTS WERE CREDIT COMPLIED ALONG WITH COURIER DETAILS.

ALL DOCUMENTS TO BE FORWARDED BY COURIER TO (ISSUING BANK / ADDRESS).

K) AS USED IN THIS STANDBY LETTER OF CREDIT, -BUSINESS DAY- MEANS ANY DAY OF THE YEAR ON WHICH BANKS ARE OPEN FOR THE REGULAR TRANSACTION OF BUSINESS IN THE CITY OF BUENOS AIRES, ARGENTINA.

Confirmation instructions

CONFIRM

5

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

Date: June 16, 2011

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

Date: June 16, 2011

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2010 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 16, 2011

/s/ Carlos Seijo
Carlos Seijo
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2010 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 16, 2011

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Transportadora de Gas del Sur S.A.:

1

We have audited Transportadora de Gas del Sur S.A’s internal control over financial reporting as of December 31, 2010, based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Transportadora de Gas del Sur S.A. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Transportadora de Gas del Sur S.A.’s internal control over financial reporting based on our audit.

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

5

In our opinion, Transportadora de Gas del Sur S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on  the criteria established in “Internal Control - Integrated Framework” issued by the COSO.

6

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated June 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina

June 16, 2011

SIBILLE

(Member firm of KPMG International Cooperative)

Jorge E. Dietl

Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Transportadora de Gas del Sur S.A.:

1

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

3

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

4

Accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

5

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina

June 16, 2011

SIBILLE

(Member firm of KPMG International Cooperative)

Jorge E. Dietl

Partner

TRANSPORTADORA DE GAS DEL SUR S.A.

	2010	2009	2008
Net revenues (Note 3)	1,653,001	1,600,648	1,419,202
Cost of sales (Note 13.f.)	(859,201)	(818,362)	(759,826)
GROSS PROFIT	793,800	782,286	659,376
Administrative expenses (Note 13.h.)	(77,661)	(67,354)	(46,320)
Selling expenses (Note 13.h.)	(230,662)	(153,415)	(181,624)
Other operating expenses	(122,084) (1)	-	-
OPERATING INCOME	363,393	561,517	431,432
Other expenses, net (Note 2.q.)	(4)	(27,145)	(15,624)
Gain / (loss) on related companies	1,202	(540)	1,203
Net financial expenses (Note 2.q.)	(163,166)	(212,120)	(98,531)
NET INCOME BEFORE INCOME TAX	201,425	321,712	318,480
Income tax expense (Note 2.k.)	(99,189)	(143,332)	(143,389)
Minority interest	-	-	-
NET INCOME FOR THE YEAR	102,236	178,380	175,091
Net income per share (Note 2.r.)	0.13	0.22	0.22
Net income per ADS (Note 2.r.)	0.64	1.12	1.10

(1) Corresponds to the tariff increase revenue derecognition (Note 7.a.).

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders´ contributions			Retained earnings			
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Accumulated retained earnings	Other comprehensive (loss) / income	Total shareholders' equity
Balances at December 31, 2007	794,495	1,145,012	1,939,507	183,222	806,908	(90)	2,929,547
Resolutions of the Ordinary Shareholders´Meeting held on April 10, 2008:							
Appropriation to legal reserve	-	-	-	7,375	(7,375)	-	-
Cash dividends	-	-	-	-	(32,000)	-	(32,000)
Other comprehensive income (Note 6)	-	-	-	-	-	90	90
Net income for the year	-	-	-	-	175,091	-	175,091
Balances at December 31, 2008	794,495	1,145,012	1,939,507	190,597	942,624	-	3,072,728
Resolutions of the Ordinary Shareholders´Meeting held on March 26, 2009:							
Appropriation to legal reserve	-	-	-	8,757	(8,757)	-	-
Cash dividends	-	-	-	-	(30,000)	-	(30,000)
Net income for the year	-	-	-	-	178,380	-	178,380
Balances at December 31, 2009	794,495	1,145,012	1,939,507	199,354	1,082,247	-	3,221,108
Resolutions of the Ordinary Shareholders´Meeting held on April 16, 2010:							
Appropriation to legal reserve	-	-	-	8,919	(8,919)	-	-
Cash dividends	-	-	-	-	(30,325)	-	(30,325)
Net income for the year	-	-	-	-	102,236	-	102,236
Balances at December 31, 2010	794,495	1,145,012	1,939,507	208,273	1,145,239	-	3,293,019

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

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

Detailed data reflecting subsidiary direct control as of December 31, 2010, 2009 and 2008 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2010	2009	2008
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders´equity for the fiscal years ended December 31, 2010, 2009 and 2008 would not has been significant.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (“INDEC”), as follows:

-

Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;

-

Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

-

Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within “Net financial expenses”.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

d)

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

e)

Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and liquids obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable, at the end of each year. The carrying value of inventories does not exceed its net realizable value.

f)

Current investments

Bank accounts and time deposits have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their realizable value at year-end.

Unrealized gains and losses on time deposits and mutual funds are included in the “Net financial expenses”, in the consolidated statement of income.

g)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the explicit interest rate used in the transaction.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax, or “VAT”) recorded as a result of the reversal of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

h)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% —Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”)— have been accounted for under the equity method based on their financial statements as of September 30, 2010 and 2009. These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2010 and 2009, the investment in Link has been adjusted by Ps. 3,925 and Ps. 4,067, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2010 of Link, from this date to December 31, 2010; and, (ii) the financial statements as of September 30, 2009 of Link, TGU and EGS from this date to December 31, 2009. The book value of the investment in EGS and TGU as of December 31, 2010 has been adjusted by Ps. 371 and Ps. 188, respectively, to reflect significant transactions and those made between EGS and the Company in the last three-month period ended on such date. Additionally, the book value of the investment in EGS and TGU as of December 31, 2009 included Ps. 212 and Ps. 109, respectively, corresponding to the transactions between EGS and the Company in the three-month period ended on such date.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

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

Capitalized foreign exchange loss is depreciated over the average remaining useful lives of the assets that led to such capitalization.

- Financial charges capitalization: The Company capitalizes financial expenses on long term construction projects. Financial expenses capitalized was Ps. 10,645 and Ps. 7,794 for the years ended December 31, 2010 and 2009, respectively.

The Company periodically evaluates the carrying value of these assets for impairment, by comparing the carrying value of the assets with its fair value which is calculated based on the projected cash flow discounted at a rate commensurate with the risk involved. If the carrying value of the assets is higher than its fair value, a loss would be recognized based on the amount by which the carrying value exceeds fair value.

Based on the estimates made as discussed in Note 2.a), which include among others assumptions used to determine the development of the US dollar exchange rate, of the inflation and interests rates as well as of the outcome of the renegotiation of the tariffs increase mentioned in note 7.a), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value. However, it is reasonably possible that the Company’s conclusion that these assets are not impaired could change should the assumptions develop different than expected by management.

j)

Intangible assets

Intangible assets have been valued at their historical cost less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized over a 5-year period.

k)

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

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2010	2009	2008
Estimated current income tax expenses	154,180	152,408	146,229
Deferred income tax benefit	(15,562)	(9,076)	(2,840)
Income tax to be recovered(1)	(38,776)	-	-
Income tax loss carryforward	(653)	-	-
Income tax expense	99,189	143,332	143,389

(1) Corresponds to the reversal of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

The components of the net deferred tax liability as of December 31, 2010 and 2009, are the following:

	2010	2009
Deferred tax assets
Allowance for doubtful accounts	9,538	1,849
Tax credits discounted value	6,069	-
Other provisions	2,343	2,343
Provision for contingencies	38,190	31,085
Labor provisions	-	6,042
Income tax loss carryforward	653	-
Total gross deferred tax assets	56,793	41,319
Deferred tax liabilities
Deferred revenues	461	550
Current investments	983	6,047
Intangible assets	1,523	1,962
Property, plant and equipment, net	83,004	78,153
Total gross deferred tax liabilities	85,971	86,712
Net deferred tax liability (Notes 4.d and 4.i) (1)	(29,178)	(45,393)

          (1) Net of deferred tax asset of Ps. 733 and Ps. 196 recorded under “Other non-current receivables” as of December 31, 2010 and 2009, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2010, 2009 and 2008 as follows:

	2010	2009	2008
Pre-tax income	201,425	321,712	318,480
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	70,499	112,599	111,468
Permanent differences at statutory income tax rate
- Inflation adjustment	31,134	31,420	31,550
- Non-taxable income and non-deductible expenses	(368)	103	(557)
- Others	(2,076)	(790)	928
Income tax expense	99,189	143,332	143,389

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal estimates made as discussed in Note 2.a), which are routinely updated to reflect more recent trends in the Company’s results of operations.

Within the framework of Resolution No. 312/05 from the FACPCE, the net book value of the inflation adjustment included in the accounting value of the property, plant and equipment is a temporary difference and thus, the deferred tax liability is required to be recorded. However, said resolution permits companies to disclose the deferred tax liability in the notes to the financial statements instead of recording it. TGS has elected to disclose the deferred tax liability in notes to the consolidated financial statements. This deferred tax liability does not constitute an account payable, but it is a liability that will be reversed over the remaining period over which these assets are depreciated. In compliance with Resolution No. 487 of the CNV, TGS advises that, if that liability had been recognized, the deferred tax liability as of December 31, 2010, would have increased by Ps. 594,207 (generating a net liability position of Ps. 623,385) and a positive effect of Ps. 31,088, Ps. 31,594 and Ps. 31,155 on the Company’s net income for the years ended December 31, 2010, 2009 and 2008, respectively, would have been recognized. Additionally, in the subsequent years, TGS would have recorded a lower income tax expenses as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

Amount
Year 2011	30,344
Year 2012	30,067
Year 2013	29,303
Year 2014	28,922
Year 2015	28,826
Year 2016 onwards	446,745
Total	594,207

l)

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

As of December 31, 2010 and 2009, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

m)

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

o)

Shareholders’ equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.b), except for “Common stock” which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders´ Equity.

p)

 Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other production of liquids and other services contracts, revenues are recognized when services are rendered.

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

Other expenses, net, for the years ended December 31, 2010, 2009 and 2008, include the following items:

	2010	2009	2008
Net increase in allowances and provision for contingencies (Note 13.e.)	(21,396)	(25,607)	(17,458)
Revenue from firm transportation contract termination agreement	18,575	-	-
Others	2,817	(1,538)	1,834
Total	(4)	(27,145)	(15,624)

The breakdown of “Net financial expenses” line item for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Generated by assets
Interest income	16,217	13,730	16,875
Foreign exchange gain	46,155	68,582	60,596
Tax receivables discounted value loss	(17,007)	-	-
Total	45,365	82,312	77,471

Generated by liabilities
Interest expenses	(128,806)	(151,416)	(140,944)
Foreign exchange loss	(66,711)	(138,759)	(130,123)
Result of the debt prepayment	5,129	10,829	113,981
Other expenses and financial charges	(18,143)	(15,086)	(18,916)
Total	(208,531)	(294,432)	(176,002)
Total net financial expenses	(163,166)	(212,120)	(98,531)

r)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2010, 2009 and 2008 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

s)

New accounting rules

On December 29, 2009, CNV issued Resolution No. 562/09 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The application of such standards is effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012. The Company prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562/09 which was approved by the Board of Directors’ Meeting held on April 8, 2010. Moreover, the Company is evaluating the effects of the adoption of said accounting rules.

On July 1, 2010, the CNV issued Resolution No. 576/10, which extends Resolution No. 562/09, and, among others, establishes, that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment (which amount is disclosed in Note 2.k, in compliance with CNV Resolution No. 487) must be recorded with debit to Accumulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, TGS will recognize this liability in the fiscal year 2011. Moreover, said Resolution allows the Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders’ Equity, which do not represent shares or reserved earnings.

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

For the years ended December 31, 2010, 2009 and 2008, the Company classifies its businesses into three segments: Natural Gas Transportation Services, Liquids Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

The Company manages its segments at the operating income / (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 2.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under “Corporate” and include current investments and loans, among others.

As of and for the year ended December 31, 2010	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	550,972	1,010,447	91,582	-	1,653,001
Operating income / (loss)	63,473	404,698	14,532	(119,310)	363,393
Depreciation of property, plant and equipment	156,820	38,563	12,554	6,259	214,196
Additions to property, plant and equipment	75,805	33,861	34,545	11,486	155,697
Identifiable assets	3,707,655	497,945	250,514	1,155,231	5,611,345
Identifiable liabilities	387,881	160,527	18,741	1,751,176	2,318,325

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

As of and for the year ended December 31, 2009	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	669,440	800,503	130,705	-	1,600,648
Operating income / (loss)	329,800	264,629	49,549	(82,461)	561,517
Depreciation of property, plant and equipment	153,047	39,957	12,207	3,166	208,377
Additions to property, plant and equipment	95,558	26,886	32,901	6,053	161,398
Identifiable assets	3,858,617	449,014	235,912	1,075,647	5,619,190
Identifiable liabilities	424,762	125,017	13,447	1,834,855	2,398,081

As of and for the year ended December 31, 2008
Net revenues	506,302	807,285	105,615	-	1,419,202
Operating income / (loss)	187,626	276,650	30,898	(63,742)	431,432
Depreciation of property, plant and equipment	151,290	36,827	14,055	1,062	203,234
Additions to property, plant and equipment	185,832	26,076	5,259	11,928	229,095
Identifiable assets	3,775,296	413,531	191,321	653,176	5,033,324
Identifiable liabilities	302,391	62,226	14,051	1,581,927	1,960,595

The Company renders services of gas transportation business principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009(1)	2008
MetroGAS S.A. (“MetroGAS”)	183,492	180,911	180,532
Camuzzi Gas Pampeana S.A.	93,183	91,805	90,692
Gas Natural BAN S.A.	69,928	70,397	70,054
Petrobras Argentina (Note 10)	32,888	32,299	31,760
Camuzzi Gas del Sur S.A.	24,435	22,843	22,729

(1) Does not include the tariff increase ratified through Decree No. 1,918/09.

As of December 31, 2010, 2009 and 2008, significant customers in the production and commercialization of liquids segment were Petrobras International Finance Company (“PIFCo”), a subsidiary of Petróleo Brasileiro S.A. (“Petrobras”), PBB-Polisur S.A. (“Polisur”) and Trafigura Beheer B.V. Amsterdam (“Trafigura”). Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the production and commercialization of liquids) for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
PIFCo (Note 10)	490,166	544,968	752,957
Polisur	329,581	328,250	235,046
Trafigura	275,003	-	-

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2010 AND 2009

		2010	2009
a)	Current accounts receivable, net
	Gas transportation
	MetroGAS	34,586	22,680
	Camuzzi Gas Pampeana S.A.	8,647	8,468
	Gas Natural BAN S.A.	6,886	7,426
	Camuzzi Gas del Sur S.A.	2,047	2,851
	Profertil S.A. (“Profertil”)	6,359	9,034
	Repsol-YPF S.A. (“Repsol-YPF”)	1,558	2,494
	Total Austral S.A. (“Total Austral”)	4,778	2,674
	Pan American Sur S.R.L. (“PAS”)	4,699	7,340
	Wintershall Energía S.A. (“Wintershall”)	20,868	6,175
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	1,318	2,934
	Related companies	4,169	4,436
	Others	10,477	6,021
	Tariff increase – Decree No. 1,918/09 (Note 7.a.)	-	141,170
	Subtotal	106,392	223,703

	Liquids production and commercialization
	Polisur	43,401	38,895
	Trafigura	14,878	-
	Related companies	44,882	51,664
	Others	9,834	6,791
	Subtotal	112,995	97,350

	Other services
	Profertil	4,351	4,155
	Gas trust fund	55,653	40,432
	Related companies	14,589	19,012
	Others	23,721	19,110
	Subtotal	98,314	82,709
	Allowance for doubtful accounts (Note 13.e.)	(716)	(5,812)
	Total	316,985	397,950

b)	Other current receivables
	Tax credits	1,994	4,024
	Prepaid expenses	6,814	7,340
	Advances to suppliers	15,637	1,811
	Subsidies receivable	16,963	7,322
	Personal Property Tax to be recovered	1,140	3,308
	Others	9,831	8,684
	Total	52,379	32,489

c)	Non-current accounts receivable
	MetroGAS (1)	27,176	-
	Profertil	9,000	11,437
	Allowance for doubtful accounts (1) (Note 13.e)	(27,176)	-
	Total	9,000	11,437

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

		2010	2009
d)	Other non-current receivables
	Deferred income tax (Note 2.k.)	733	196
	Easement expense to be recovered	4,233	4,233
	Tax credits (2)	55,332	2,948
	Others	4,558	1,318
	Total	64,856	8,695

e)	Accounts payable
	Suppliers	246,393	200,292
	Customers (credit balances)	28,050	34,787
	Related companies	19,307	36,162
	Total	293,750	271,241

f)	Current taxes payable
	Turnover tax	-	75
	Income tax (net of advances and others)	77,942	129,073
	VAT	-	15,529
	Tax on exports	14,044	16,022
	Others	5,292	5,306
	Total	97,278	166,005

g)	Current advances from customers (3)
	Aluar	6,742	6,742
	Corporación Petrolera S.A.	1,564	-
	Total Austral	4,770	4,770
	Polisur	626	837
	PAS	3,180	3,180
	Others	1,118	885
	Total	18,000	16,414

h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d.)	5,200	4,295
	Negative equity value (Note 13.c.)	-	4
	Other provisions	806	546
	Total	6,006	4,845

i)	Non-current taxes payable
	Deferred income tax (Note 2.k.)	29,911	45,589
	Total	29,911	45,589

j)	Non-current advances from customers (3)
	Aluar	185,432	192,174
	Total Austral	24,645	29,415
	Polisur	644	1,199
	PAS	16,429	19,610
	Total	227,150	242,398

(1) Corresponds to the receivable balance that TGS had with MetroGAS as of the date this client commenced its reorganization process on June 17, 2010.

(2) As of December 31, 2010, includes Ps. 52,384 of income tax and VAT credits generated by the reversal of the tariff increase credit (see Note 7.a.), which the Company expects to collect following a favorable determination from the Administración Federal de Ingresos Públicos (the Federal Administration of Public Revenues).

(3) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

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

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Cash and banks	470,129	441,023	268,577
Current investments	619,351	584,119	336,113
Total cash and cash equivalent	1,089,480	1,025,142	604,690

Non-cash transactions are as follows:

	2010	2009	2008
Acquisition of property, plant and equipment through an increase in accounts payable	25,158	23,877	19,420
Financial charges capitalization	3,954	4,208	3,971

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of December 31, 2010, 2009 and 2008 for Ps. 36,783, Ps. 59,762 and Ps. 67,234, respectively.

6.

LOANS

Short-term and long-term debt as of December 31, 2010 and 2009 comprise the following:

	2010	2009
Current loans:
1999 EMTN Program: Series 2 notes (1)	97	114
Interests payable	14,564	14,869
Total current loans	14,661	14,983

Non- current loans:
2007 EMTN Program: Series 1 notes	1,487,119	1,502,330
Total non-current loans	1,487,119	1,502,330
Total loans	1,501,780	1,517,313

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

With the aim of improving the indebtedness profile of the Company and avoiding some ot the restrictive covenants in the Company’s previous debt issued in 2004, in May and June 2007, TGS succeeded in refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of certain loans from the IDB loans. The new notes have a final maturity on May 14, 2017, and accrue interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires (“BCBA”), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000, which were previously bought on the market at prices below their nominal value. These transactions generated a gain of Ps. 5,129, Ps. 10,829 and Ps. 113,981 for the years ended December 31, 2010, 2009 and 2008, respectively, associated with the purchase of notes with a nominal value of US$ 21,326,000, US$ 9,650,000 and US$ 95,000,000 respectively. As of December 31, 2010, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments are expected to amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions on the incurrance of new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

a.

After incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial expenses, income tax, depreciation and amortization- and the consolidated interest expenses) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1;

b.

for the refinancing of the outstanding financial debt; and

c.

in the form of advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

Derivative financial instruments

In November 2007, the Company entered into a forward exchange contract with a major financial institution. By means of this hedge agreement, the Company ensured the purchase of US$ 9 million at an exchange rate of Ps. 3.227 per U.S. Dollar, in order to afford the interest payment of its financial debt on May 14, 2008. As of December 31, 2007, its fair value amounts to approximately negative Ps. 90 and was recorded in “Current Loans” with debit to “Other Comprehensive Loss” account. The transaction generated a loss of Ps. 447, which was recorded under the line item “Net Financial Expenses” in the year ended December 31, 2008.

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

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

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

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”) as a controlling company of each of Enron Pipeline Company Argentina S.A. (“EPCA”) and Enron Argentina CIESA Holding S.A. (“EACH”) (both TGS’s shareholders at that time, and in the case of EPCA, currently CIESA’s minority shareholder) informed on the existence of a claim which, jointly with Enron Corp., it had initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and stated that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. and Ponderosa Assets L.P. filed a new claim against the Argentine Republic before the ICSID. Currently, preparatory acts are being carried out for the establishment of the Tribunal that will hear the case.

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against the ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, the ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders the ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from the UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end the UNIREN requires the suspension of claims, appeals, or administrative or judicial action with respect to the remuneration under the License Agreement taken against the Federal Government. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (unless the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested the ENARGAS and the MPFIPyS to join its request to suspend the acción de amparo, and as of the date of the issuance of these consolidated financial statements, the Company has not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for the ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and the ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of appeals on May 27, 2011.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implied a substantial change in the scenario considered when the tariff increase was recorded, the Board of Directors of the Company on December 16, 2010 resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any relinquishment of TGS’s rights resulting from the Decree No. 1,918/09. The revenue derecognition generated a Ps. 85 million negative impact on the Company’s net income in the fiscal year ended December 31, 2010.

According to the transitional agreement signed with the UNIREN on October 9, 2008, mentioned above, the Company should reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law, on December 31, 2011. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received a proposal of a license comprehensive renegotiation agreement from the UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. As of the date of the issuance of these consolidated financial statements, TGS is still evaluating the terms of this proposal and negotiating with the UNIREN the scope of one of its clauses.

The production and commercialization of liquids segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the propane and butane (“LPG”) bottles whereby the industry players committed to a substantial reduction in the price of LPG bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The License also establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

Expansion of the gas transportation system

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system to increase the transportation capacity by 378 MMcf/d. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company is managing the construction of the expansion.

Ownership of the works of the second expansion will lie with a gas trust fund and the investment will be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the works come into service, TGS assumes responsibility for the rendering of firm transportation services. For these services, TGS is to be paid a monthly Charge for Access and Use (“CAU”), which is, essentially, an amount in lieu of a tariff.

The second expansion involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power. It also involved the construction of a new pipeline in the Magellan Strait, which was completed in March 2010, and permits the transportation of more natural gas from the Austral basin. As of December 31, 2010, 222 MMcf/d of the second expansion project had been completed and become operational.

Under the above mentioned management agreement signed in December 2006, TGS earned total revenues of Ps. 50.3 million as consideration for the services rendered in managing the construction of the completed portion of the expansion project comprising incremental transportation capacity of 247 MMcf/d. In addition, TGS is negotiating with the ENARGAS and the trustee of the gas trust funds the terms and conditions under which TGS will render operation and maintenance services with respect to this capacity.

The Company is currently negotiating compensation arrangements for the management services associated with the remaining incremental  transportation capacity of 131 MMcf/d.

In 2009, TGS collected Ps. 10.6 million plus VAT of Ps. 2.2 from the trust fund and, as of December 31, 2010 the Company holds an account receivable of Ps. 46.5 million (VAT included). In addition, TGS holds an account receivable of Ps. 9.1 million with the trust fund in respect of interest on the receivable.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

As of December 31, 2010, 2009 and 2008 the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

Class A and B Common Shares have the same rights, which are as follows:

i)    each A and B Common Share has the right to one vote on any matter submitted to the shareholders of the Company for a vote;

ii)    holders of Class A and B Common Shares are entitled to receive ratably any dividends that the Company’s Board of Directors may declare out of fund legally available �herefore and, upon the Company’s liquidation, dissolution or winding up, will be entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities; and

iii)   Class A and B shareholders have preemptive rights, which entitle them to subscribe pro rata to any new issuance of shares of the Class held by any such shareholder.  Class A and B shareholders do not have redemption or conversion rights.

Further, the Company is required by its by-laws to maintain a ratio of Class A Common Shares to Class B Common Shares of 51% to 49%, so any issuance of one of such classes of shares would require the issuance of shares of the other class.

TGS’s shares are traded on the BCBA and in the form of the American Depositary Shares (“ADS”) (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

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

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, prior authorization from ENARGAS is required.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year’s net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

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

9.

LEGAL AND REGULATORY MATTERS

a)   In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses in addition to those in the petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any order.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 – July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the motion to dismiss on its belief that the sales of liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of the Province of Buenos Aires and jointly with the Arbitral Commission. For that reason, the Tax Bureau resolved that until the Arbitral Commission notifies the parties of its resolution of the matter, the process is suspended. On April 20, 2010, the Arbitral Commission ruled against TGS, and thus, the Company filed an appeal before the Plenary Commission.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a motion to dismiss the assessment with the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

As of December 31, 2010, TGS maintains a provision of Ps. 29.1 million for these matters.

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

As of December 31, 2010, the amount of this contingency ranges between US$ 8 million and US$ 24 million (including interest as of this date), depending on the applicable withholding tax rates determined on payments of interest, which in turn will depend on the country of residence of the note holders at the date of each interest payment. The Company does not have available information that permits the identification of the country of residence of each note holder on each interest payment date.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2010, TGS has not recorded any provision in respect of this proceeding.

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

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the Company’s denial motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2010, the Company recorded a provision of Ps. 57.4 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, were all of the above mentioned proceedings to be resolved against the Company.

The Company’s management believes that, if the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)     In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim and ordered TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses. As of December 31, 2010, the remaining balance to be paid by TGS amounted to Ps. 58.8 million.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS carried out the expansion of the Cordillerano Pipeline. The cost of the expansion was taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets. Therefore, the cost of these works plus the cost of complementary works carried out in 2006 were recorded under "Other Liabilities" in the amount of Ps. 53.6 million, offsetting the provision mentioned above. As of December 31, 2010, the net provision amounted to Ps. 5.2 million.

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

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given; therefore the case is ready to be brought to Economic Criminal Courts for resolution. Based on the opinion of the Company’s legal advisors, the amount of the fine that may result from an eventual adverse sentence will not be greater than US$ 7.3 million. The Company believes that it has several levels of appeal through which to defend its position, and accordingly, as of December 31, 2010, TGS has not recorded any provision in respect of this proceeding.

f)   In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

For the years ended December 31, 2010 and 2009, TGS sold propane and butane to PIFCo at international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Under the same scheme, for the year ended December 31, 2009, TGS sold natural gasoline to PIFCo.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In November 2008, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2011.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated based on the liquids’ selling price. The Company and Petrobras Argentina are currently negotiating a new contract for these services to replace the agreement that expired at the end of 2010.

As of December 31, 2010 and 2009, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to Ps. 714 and Ps. 94, respectively. The accrued amounts for such compensations for the years ended December 31, 2010 and 2009 were Ps. 2,257 and Ps. 1,950, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2010 and 2009 is as follows:

	2010		2009
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Affiliate which exercises joint control:
Petrobras Argentina	17,620	19,307	11,672	35,336
Affiliates with significant influence:
Link	129	-	245	-
TGU	13	-	219	-
EGS	-	-	25	826
Other related companies:
PIFCo	44,844	-	51,627	-
Área Santa Cruz II U.T.E.	-	-	7,787	-
Refinor S.A.	572	-	719	-
WEB S.A.	288	-	1,357	-
Total	63,466	19,307	73,651	36,162

The detail of significant transactions with related parties for the years ended December 31, 2010, 2009 and 2008 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

For the year ended December 31, 2010

	Revenues			Cost
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,888	41,007	25,964	14,676	27,252	-
Affiliates with significant influence:
Link	-	-	1,259	-	-	-
EGS	-	-	63	-	-	-
Other related companies:
PIFCo	-	490,166	-	-	-	-
Compañía Mega S.A.	745	14,101	32	-	-	-
Refinor S.A.	-	-	1,835	-	-	-
WEB S.A.	3,005	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	36,638	545,274	29,963	14,676	27,252	122

For the year ended December 31, 2009

	Revenues
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholdes:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,299	30,236	23,647	28,239	40,275	-
Affiliates with significant influence:
Link	-	-	1,170	-	-	-
EGS	-	-	59	1,655	-	-
Other related companies:
PIFCo	-	544,968	-	-	-	-
Compañía Mega S.A.	1,003	9,754	30	-	-	-
Refinor S.A.	-	-	1,752	-	-	-
WEB S.A.	3,816	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	7,203	-	-	-
Total	37,118	584,958	33,861	29,894	40,275	122

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

For the year ended December 31, 2008

	Revenues
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	31,760	36,133	21,504	5,122	31,264	-
Affiliates with significant influence:
Link	-	-	1,050	-	-	-
EGS	-	-	51	677	-	-
Other related companies:
PIFCo	-	752,957	-	-	-	-
Compañía Mega S.A.	875	6,334	30	-	-	-
Refinor S.A.	-	-	1,488	-	-	-
WEB S.A.	2,524	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	3,088	-	-	-
Total	35,159	795,424	27,211	5,799	31,264	122

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

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operated its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

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

	Year ended December 31,
	2010	2009	2008
Reconciliation of net income:
Net income under Argentine GAAP	102,236	178,380	175,091
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a.)	(4,022)	(4,310)	(4,237)
Deferred income tax under US GAAP (Note 12.b.)	(18,852)	72,984	30,038
Non-current investment in unconsolidated affiliated companies (Note 12.c.)	232	251	154
Capitalized foreign exchange differences (Note 12.d.)	7,525	7,514	7,519
Discounted value of certain receivables (Note 12.e.)	17,007	-	-
Accounting for current investments (Note 12.f.)	(69)	4	(96)
Revenue recognition (Note 12.g.)	122,084	(122,084)	-
Net income under US GAAP	226,141	132,739	208,469

Earnings per share:	2010	2009	2008
Amounts under US GAAP	0.28	0.17	0.26
Earnings per ADS:
Amounts under US GAAP	1.42	0.84	1.31

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

	As of December 31,
	2010	2009
Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	3,293,019	3,221,108
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	(4,475)	(453)
Deferred income tax under US GAAP (Note 12.b.)	(560,638)	(541,762)
Non-current investments in unconsolidated affiliated companies (Note 12.c.)	(2,670)	(2,902)
Capitalized foreign exchange differences (Note 12.d.)	(108,602)	(116,127)
Discounted value of certain receivables (Note 12.e.)	17,007	-
Revenue recognition (Note 12.g.)	-	(122.084)
Noncontrolling interest	1	1
Shareholders’ equity under US GAAP	2,633,642	2,437,781

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2010	2009
Shareholders’ equity under US GAAP as of the beginning of the year	2,437,781	2,335,045
Other comprehensive income / (loss)	45	(3)
Distribution of cash dividends	(30,325)	(30,000)
Net income under US GAAP	226,141	132,739
Shareholders’ equity under US GAAP as of the end of the year	2,633,642	2,437,781

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising interest and exchange differences amounting to Ps. 10,645, Ps. 7,794 and Ps. 6,964 for the years ended December 31, 2010, 2009 and 2008, respectively.

Under US GAAP, the Company applied the provisions of FASB Accounting Standards Codification (“ASC”) 835, Interest, which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under FASB ASC 835.

The US GAAP reconciling item represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 22,485 and Ps. 19,433 for the years ended December 31, 2010 and 2009, respectively) and (ii) computing interest capitalization in accordance with FASB ASC 835, net of its corresponding accumulated depreciation (Ps. 18,010 and Ps. 18,980 for the years ended December 31, 2010 and 2009, respectively).

b)

Deferred income tax

During the years ended December 31, 2010, 2009 and 2008, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in FASB ASC 740, Income Taxes.

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

FASB ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. According to US GAAP a company has to recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. For the years ended December 31, 2010 and 2009, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and do not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.  No interest or penalties have been accrued for the years ended December 31, 2010 and 2009.

The Company and its subsidiary file income tax returns only in Argentina due to the fact that taxable income was generated from Argentine companies. TGS is no longer subject to income tax examinations by tax authorities for years prior to 2004.

c)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity method investees. As a consequence of this assessment, the Company recognized a net gain of Ps. 0.2 million, Ps. 0.3 million and Ps. 0.2 million for the years ended December 31, 2010, 2009 and 2008, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized foreign exchange differences, the discount of certain receivables and the impairment of long-lived assets, as well as the application of FASB ASC 740 for the recognition of income taxes.

d)

Capitalized foreign exchange differences

As discussed in Note 2.i), under Argentine GAAP, the Company capitalized the foreign exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expenses amounted to Ps. 7.5 million for each year ended December 31, 2010, 2009 and 2008. Under US GAAP, such foreign exchange loss was charged to income every year.

e)

Discounted value of certain receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded an adjustment of Ps. 17.0 million in fiscal years 2010 over the nominal value of a long term tax credit.

Under US GAAP, the Company applied the provisions of FASB ASC 835-30-15, which requires that those transactions whose interest rates are affected by attributable or legal restrictions prescribed by a governmental agency need not be measured by applying the interest method. Therefore the above mentioned adjustment made under Argentine GAAP was reversed under US GAAP.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

f)

Accounting for current investments

Under Argentine GAAP, the Company’s investments in mutual funds have been value at their respective fair value and time deposits at amortized costs. Unrealized gains and losses have been included in the Statement of Income.

Under US GAAP, in accordance with FASB ASC 320, Investments, the Company has classified investments in mutual funds as available for sale which were valued at fair value with unrealized gains amounted to Ps. 0.2 million, Ps. 0.1 million and Ps. 0.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, recorded in accumulated other comprehensive income.

TGS has classified its  time deposits as held to maturity and are valued at their amortized costs.

During the years ended December 31, 2010 and 2009, the amortized cost basis of held to maturity securities were Ps. 177.6 million and Ps. 131.6 million, respectively. Unrealized gains were Ps. nil, for the years ended December 31, 2010, 2009 and 2008. These securities matured within the first quarter of the following year.

g)

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

In the year ended December 31, 2009, under Argentine GAAP, as Presidential Decree No. 1,918/09 established the TGS’ right to the tariff increase, the Company recognized sales for Ps. 122.1 million, following the provisions contained in TR No. 16, which states that the Company has an asset when it has the capacity to generate positive cash flow.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the appeal filed by the ENARGAS and the SCyCG against the judgement that upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS, which implied a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010, the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009.

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

In 2010, 2009 and 2008, under Argentine GAAP, TGS recorded revenues for Ps. 9.6 million, Ps. 0.5 million and Ps. 3.2 million, respectively, which collectibility was not reasonably assured. Therefore, allowances for doubtful accounts for such amount were registered in those years and they were charged to selling expenses. Under US GAAP, the Company followed the provisions stated by the FASB ASC 605, Revenue Recognition, which stated that if the collectibility is not reasonably assured, the Company should not recognize the revenue.

c)

Comprehensive income:

FASB ASC 220, Comprehensive income, establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The following table summarizes the components of comprehensive income for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008

Net income under US GAAP	226,141	132,739	208,469
Other comprehensive income:
Forward exchange instrument fair value (net of income taxes of Ps. 48 at December 31, 2008)	-	-	90
Unrealized gains and losses – Available for sale securities – (net of income taxes of Ps. 56, (Ps. 1) and Ps. 33 at December 31, 2010, 2009 and 2008, respectively)	45	(3)	62
Comprehensive income	226,186	132,736	208,621

Accumulated other comprehensive income  at December 31, 2010, 2009 and 2008, was as follows:

	2010	2009	2008
Unrealized gains and losses - Available for sale securities	104	59	62
Accumulated other comprehensive income	104	59	62

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Amounts stated in thousands of Argentine pesos as described in Note 2.b.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

________________________________________________________________________________________________

The following table presents the shareholder’s equity components under US GAAP:

	Year ended December 31,
	2010	2009	2008
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal reserve	208,273	199,354	190,597
Accumulated retained earnings	485,757	298,860	204,878
Net income attributable to noncontrolling interest	1	1	1
Accumulated other comprehensive income	104	59	62
Shareholders’ equity under US GAAP	2,633,642	2,437,781	2,335,045

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2010 and 2009, are the following:

	2010	2009
Deferred tax assets
Allowance for doubtful accounts	9,538	1,849
Accounts receivable	-	42,729
Provision for contingencies	38,190	31,085
Other provisions	2,343	2,343
Labor provisions	-	6,042
Other receivables	117	-
Income tax loss carryforward	653	-
Total gross deferred tax assets	50,841	84,048
Deferred tax liabilities
Property, plant and equipment, net	637,634	662,645
Intangible assets	1,523	1,962
Current investments	1,039	6,046
Deferred revenues	461	550
Total gross deferred tax liabilities	640,657	671,203
Net deferred tax liability	(589,816)	(587,155)

As of December 31, 2010 and 2009, Ps. 39,637 and Ps. 78,002, respectively, were classified as current assets, and Ps. 629,453 and Ps. 665,157, respectively, were classified as non-current liabilities.

All income before income tax and related income tax expense are from Argentine sources. Income tax expenses for the years ended December 31, 2010, 2009 and 2008 consist of the following:

	2010	2009	2008
Current income tax expense	154,180	152,408	146,229
Deferred income tax expense / (benefit)	3,290	(82,060)	(32,878)
Income tax to be recovered(1)	(38,776)	-	-
Income tax loss carryforward	(653)	-	-
Income tax expense	118,041	70,348	113,351

(1) Corresponds to the reversal of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the years ended December 31, 2010, 2009 and 2008 computed in accordance with US GAAP as follows:

	2010	2009	2008
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	120,464	71.080	112,637
Permanent differences:
Tax adjustments and others, net	(2,423)	(732)	714
Income tax expense	118,041	70,348	113,351

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	2010	2009
Current assets	1,511,392	1,423,958
Non-current assets	4,040,850	4,031,668
Total assets	5,552,242	5,455,626

Current liabilities	574,145	607,764
Non-current liabilities	2,344,455	2,410,081
Total liabilities	2,918,600	3,017,845

Shareholders’ equity under US GAAP	2,633,642	2,437,781

	2010	2009	2008
Net revenues	1,453,198	1,338,482	1,250,596
Cost of sales	(851,744)	(810,949)	(752,573)
Gross profits	601,454	527,533	498,023
Administrative expensess	(77,661)	(67,354)	(46,320)
Selling expenses	(30,859)	(13,333)	(13,018)
Operating Income	492,934	446,846	438,685
Other expenses, net	(4)	(27,145)	(15,624)
Gain / (Loss) on related companies	1,434	(289)	1,357
Net financial expenses	(150,182)	(216,325)	(102,598)
Income before income tax	344,182	203,087	321,820
Income tax expense	(118,041)	(70,348)	(113,351)
Minority interest	-	-	-
Net income	226,141	132,739	208,469

g)

Disclosure about fair value of financial instruments

As from January 2008 the Company adopted FASB ASC 820, Fair Value Measurement and Disclosure as it relates to financial assets and financial liabilities.

FASB ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company’s credit risk.

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

·

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

·

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

·

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

The following table presents its assets measured at fair value on a recurring basis at December 31, 2010:

	Level 1	Level 2	Level 3	Net balance
(in million of pesos)
Mutual funds	80	-	-	80
Total	80	-	-	80

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

As of December 31, 2010 and 2009, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

The following table reflects the carrying amount and estimated fair value of the Company’s financial debt at December 31, 2010 and 2009:

	2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
	(in million of pesos)
Long term debt	1,502	1,587	1,517	1,232

h)

Disclosure of capital lease information

The Company leases telecommunication equipment under capital lease agreements with a lease term of 60 months. Following is a summary of the assets under capital leases:

As of December 31, 2010
Original cost	23,152
Less:
Accumulated depreciation	(18,842)
Net leased property	4,310

At December 31, 2010 all lease payments for the above assets under capital leases were made.

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

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statement of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets as of those dates. The following table reconciles the material differences between the cash and cash equivalents at the end of each year as measured under Argentine GAAP and US GAAP:

	2010	2009	2008
Cash and cash equivalents at the end of the year under Argentine GAAP (Note 5)	1,089,480	1,025,142	604,690
Mutual funds investments	(80,066)	(52,693)	(34,101)
Cash and cash equivalents at the end of the year under US GAAP	1,009,414	972,449	570,589

In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be reported under FASB ASC 230.

Under Argentine GAAP, advance payments from customers were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes. Additionally, due to the difference in the definition of cash and cash equivalents, cash flows from purchasing and selling of mutual funds would be reported as cash flows from operating activities under US GAAP.

In addition, under Argentine GAAP the effect of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables reconcile the material differences in the cash flow statement as measured under Argentine GAAP with the cash flows as measured under US GAAP:

	2010	2009	2008
Cash flows provided by operating activities under Argentine GAAP	320,510	511,637	582,081
Effect of foreign exchange rate changes on cash and cash equivalents	(26,307)	(51,964)	(36,094)
(Increase) / decrease in investments other than cash and cash equivalents under US GAAP	(27,373)	(18,592)	84,125
Increase in advance payments from customers	-	113,459	47,183
Cash flows provided by operating activities under US GAAP	266,830	554,540	677,295

Cash flows used in investing activities under Argentine GAAP	(142,844)	(149,147)	(192,406)
Cash flows used in investing activities under US GAAP	(142,844)	(149,147)	(192,406)

Cash flows (used in) / provided by financing activities under Argentine GAAP	(113,328)	57,962	(176,303)
Decrease in advance payments from customers	-	(113,459)	(47,183)
Cash flows used in financing activities under US GAAP	(113,328)	(55,497)	(223,486)

Increase in cash and cash equivalents under US GAAP	10,658	349,896	261,403

Effect of foreign exchange rate changes on cash and cash equivalents	26,307	51,964	36,094
Increase in cash and cash equivalents under US GAAP after effect of foreign exchange rate changes on cash and cash equivalents	36,965	401,860	297,497

Cash and cash equivalents at the beginning of the year	972,449	570,589	273,092
Cash and cash equivalents at the end of the year	1,009,414	972,449	570,589

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2010, 2009 and 2008 are as follows:

	December 31,
	2010	2009	2008

Total interest under US GAAP	135,498	155,002	143,897

- Capitalized interest under US GAAP	(6,691)	(3,586)	(2,953)

Total Interest charged to net income under US GAAP	128,807	151,416	140,944

l)

Disclosure of revenues

Revenues generated by the current tariffs from the additional transportation capacity associated with the pipeline capacity expansions completed in August 2005 under the Gas Trust Fund Program framework are reported on a net basis. Pursuant to FASB ASC 605, Revenue Recognition, the Company serves as an agent because the Company’s revenue generation is 80% of the total amounts billed to its clients and the remaining 20% is earned by the gas trust (representing Ps. 5.7 million for each of the fiscal years ended December 31, 2010, 2009 and 2008), with both of the parties bearing proportionally the risk of loss.

m)

Receivables (ASC 310)

In July 2010, the FASB issued ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which became effective with the Company‘s reporting at December 31, 2010. This standard amends and expands disclosure requirements about the credit quality of financing receivables and the related allowance for credit losses. As a result of these amendments, companies are required to disaggregate, by portfolio segment or class of financing receivables, certain existing disclosures and provide certain new disclosures about financing receivables and related allowance for credit losses. Adoption of the standard did not have an impact on the Company’s existing disclosures.

n)

Accounting pronouncements issued but not yet adopted

1.

Accounting Standards Update No. 2010-17 “Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) (“ASU 2010-17”)

In April 2010, the FASB issued ASU 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition.” The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the consolidated financial statements.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

a) Property, plant and equipment, net

	2010												2009	2008
	Cost					Depreciation								
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value	Net book value
Pipelines	3,536,567	-	-	-	3,536,567	1,006,526	-	84,781	(1) 2.2	1,091,307	-	2,445,260	2,530,041	2,486,007
Compressor plants	1,227,364	-	-	33,883	1,261,247	551,319	-	52,041	(1) 3.3 to 25	603,360	19,600 (2)	638,287	656,445	675,171
Other industrial plants	858	-	-	145	1,003	96	-	35	(1) 3.3	131	-	872	762	189
Stations of regulation and/or measurement of pressure	114,418	-	-	3,659	118,077	57,610	-	4,748	(1) 4	62,358	-	55,719	56,808	60,222
Other technical installations	23,458	-	-	530	23,988	14,363	-	1,474	(1) 6.7	15,837	-	8,151	9,095	4,602
Subtotal assets related to gas transportation service	4,902,665	-	-	38,217	4,940,882	1,629,914	-	143,079	-	1,772,993	19,600	3,148,289	3,253,151	3,226,191
Assets related to gas upstream service	122,756	-	-	3,622	126,378	78,368	-	5,100	2.2 to 25	83,468	-	42,910	44,388	48,960
Assets related to liquids production and commercialization service	565,267	-	55	29,252	594,464	330,855	41	34,034	(1) 5.9	364,848	-	229,616	234,412	249,216
Lands	5,637	-	-	-	5,637	-	-	-	-	-	-	5,637	5,637	5,626
Buildings and constructions	170,049	-	-	4,859	174,908	76,659	-	3,963	2	80,622	-	94,286	93,390	97,356
Fittings and fixtures in buildings	5,847	-	423	-	5,424	2,709	340	286	4	2,655	-	2,769	3,138	3,424
Machinery, equipment and tools	39,330	833	27	702	40,838	32,774	-	1,619	6.7 to 20	34,393	-	6,445	6,556	7,645
Computers and telecommunication systems	282,488	46	-	26,929	309,463	185,834	-	16,576	6.7 to 20	202,410	-	107,053	96,654	93,339
Vehicles	20,361	2,486	508	-	22,339	15,625	412	1,887	10 and 20	17,100	-	5,239	4,736	5,763
Furniture	13,175	-	-	11	13,186	12,248	-	127	10	12,375	-	811	927	935
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	61,145	-	7,525	(1) 4.2	68,670	-	108,602	116,127	123,641
Materials	133,002	44,704	4,983	(29,322)	143,401	-	-	-	-	-	-	143,401	133,002	115,199
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	-	12,254	12,254	12,254
Works in progress	98,927	107,628	-	(74,270)	132,285	-	-	-	-	-	-	132,285	98,927	164,977
Advances to suppliers of property, plant and equipment	20,111	-	486	-	19,625	-	-	-	-	-	-	19,625	20,111	17,237
Total 2010	6,570,759	155,697	6,482	-	6,719,974	2,427,749	793	214,196		2,641,152	19,600	4,059,222		
Total 2009	6,410,851	161,398	1,490	-	6,570,759	2,219,488	116	208,377		2,427,749	19,600		4,123,410	
Total 2008	6,208,101	229,095	26,345	-	6,410,851	2,017,901	1,647	203,234		2,219,488	19,600			4,171,763

(1) See Note 2.i).

(2) Corresponding to the impairment of obsolete turbines (presented under "Net Financial Results"). TGS made a request to obtain ENARGAS approval for their retirement.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

e) Allowances and provisions

Main account		Beginning of the year	Additions	Applications	Decreases	End of the year
Deducted from assets						
Allowance for doubtful accounts	2010	5,812	27,176 [1]	3,684	1,412 [2]	27,892
	2009	5,332	480 [1]	-	-	5,812
	2008	716	4,616 [1]	-	-	5,332
Included in liabilities						
Provision for contingencies	2010	88,813	22,885 [2]	4,699	77 [2]	106,922
	2009	65,566	25,607 [2]	2,360	-	88,813
	2008	48,108	17,558 [2]	-	100 [2]	65,566

[1] Note 13.h.)

[2] Included in "Other expense, net".

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

g) Foreign currency assets and liabilities

	2010				2009		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	102,166	3.936 (1)	402,125	US$	105,933	398,308
Investments, net	US$	137,013	3.936 (1)	539,285	US$	126,645	476,186
Account receivables, net	US$	24,365	3.936 (1)	95,901	US$	30,750	115,618
Other receivables	US$	4,958	3.936 (1)	19,515	US$	2,946	11,077
				1,056,826			1,001,189
NON CURRENT ASSETS							
Account receivables	US$	2,287	3.936 (1)	9,000	US$	3,042	11,437
Property, plant and equipment, net	US$	3,855	3.936 (1)	15,173	US$	2,498	9,392
	Euros	259	5.219 (1)	1,352	Euros	1,550	8,463
				25,525			29,292
				1,082,351			1,030,481
CURRENT LIABILITIES							
Accounts payable	US$	12,078	3.976 (2)	48,022	US$	10,717	40,725
	Euros	713	5.273 (2)	3,759	Euros	118	651
Loans	US$	3,687	3.976 (2)	14,661	US$	3,943	14,983
Advances from customers	US$	152	3.976 (2)	604	US$	203	771
				67,046			57,130
NON CURRENT LIABILITIES							
Loans	US$	374,024	3.976 (2)	1,487,119	US$	395,350	1,502,330
Advances from customers	US$	164	3.976 (2)	651	US$	316	1,202
				1,487,770			1,503,532
				1,554,816			1,560,662

(1) Buy exchange rate as of December 31, 2010.

(2) Sell exchange rate as of December 31, 2010.

US$: United States of America dollars

TRANSPORTADORA DE GAS DEL SUR S.A

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION
h) Expenses incurred

	2010					2009	2008
Accounts	Total	Operating costs	Administrative expenses	Selling expenses	Financial expenses	Total	Total
Salaries, wages and other contributions	144,233	100,285	35,027	8,921	-	137,121	105,161
Social security taxes	33,295	20,839	9,917	2,539	-	27,070	20,689
Compensation of Directors and Supervisory Committee	2,257	-	2,257	-	-	1,950	1,313
Professional services fees	11,932	800	10,725	407	-	11,323	12,207
Technical operator assistance fees	27,252	27,252	-	-	-	40,275	31,264
Materials	10,674	10,674	-	-	-	11,272	11,100
Third parties services	15,829	12,784	3,045	-	-	13,292	10,913
Telecommunications and postal expenses	2,502	1,116	1,260	126	-	2,476	2,359
Rents	858	249	555	54	-	1,186	1,058
Transportation and freight	4,843	4,790	53	-	-	4,439	3,923
Easements	17,025	17,025	-	-	-	18,421	17,081
Offices supplies	1,142	333	653	156	-	1,183	1,177
Travel expenses	3,497	2,378	768	351	-	2,818	3,414
Insurance	11,251	10,409	820	22	-	10,492	8,828
Property, plant and equipment maintenance	57,117	55,856	1,236	25	-	53,391	63,130
Depreciation of property, plant and equipment	214,196	207,937	6,259	-	-	208,377	203,234
Amortization of intangible assets	1,100	-	-	-	1,100	1,067	1,534
Taxes and contributions	214,952	24,235	77	190,640	-	156,143	178,288
Advertising	116	-	-	116	-	68	154
Doubtful accounts	27,176	-	-	27,176	-	480	4,616
Bank expenses	449	-	422	27	-	366	283
Interest expense	128,806	-	-	-	128,806	151,416	140,944
Foreign exchange loss	66,711	-	-	-	66,711	138,759	130,123
Result of the debt prepayment	(5,129)	-	-	-	(5,129)	(10,829)	(113,981)
Other expenses and financial charges	17,043	-	-	-	17,043	14,019	17,617
Costs of services rendered to third parties	8,824	8,824	-	-	-	18,933	14,598
Other expenses	15,077	10,388	4,587	102	-	7,547	6,789
Total 2010	1,033,028	516,174	77,661	230,662	208,531		
Total 2009		507,854	67,354	153,415	294,432	1,023,055	
Total 2008		473,870	46,320	181,624	176,002		877,816

Endnotes

<#463772-v1B>

<#463653-v1>

<#463653-v1>

<#463653-v1>

<#463653-v2>