Form 20-F
period 2011-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2012-04-25
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

[ ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

OR

[ ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________.

Commission file number: 1-13.396

TRANSPORTADORA DE GAS DEL SUR S.A.

(Exact name of Registrant as specified in its charter)

GAS TRANSPORTER OF THE SOUTH INC.

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

1

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	No	X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	Accelerated filer	X	Non-accelerated filer

Indicate by check mark which bases of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP
International Financial Reporting Standards as issued by the International Accounting Standards Board
X	Other

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

If this is an Annual Report, indicate by check mark whether the registrant is a shell company.

Yes	No	X

2

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (“Annual Report”), references to “pesos” or “Ps.” are to Argentine pesos, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars. A “billion” is a thousand million. References to “m3” are to cubic meters. References to “cf” are to cubic feet, to “MMcf” are to millions of cubic feet, to “Bcf” are to billions of cubic feet, to “d” are to day and to “HP” are to horsepower.

Financial Statements

The audited consolidated financial statements included in this Annual Report (our “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”) and the requirements of Argentina’s Comisión Nacional de Valores (the “CNV”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). For a description of the principal differences between Argentine GAAP and US GAAP, see Note 12 to our Financial Statements. Our Financial Statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 were audited by KPMG (“KPMG”), the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. The report of KPMG, dated April 24, 2011, related to our Financial Statements is included in this Annual Report.

Our Board of Directors has proposed to engage Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers Network (“Price”), as a successor to KPMG in the role of independent accountant, commencing with year 2012. KPMG served as our independent accountant beginning with the year ended December 31, 2007, and this change in independent accountant is not the result of any disagreement between us and KPMG. The appointment of Price as independent accountant was approved by our shareholders at a meeting held on April 12, 2012. For information on this change in accountants, see “Item 16F. Change in Registrant’s Certifying Accountant.”

As discussed in Note 2(c) to our Financial Statements, we have complied with CNV Resolution No. 441 and accordingly suspended inflation accounting as of March 1, 2003. Since Argentine GAAP required companies to discontinue inflation accounting only as of October 1, 2003, the application of CNV Resolution No. 441 represented a departure from Argentine GAAP. However, due to the low level of inflation rates during the period from March 2003 to September 2003, such a departure has not had a material effect on our Financial Statements.

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

References to “we,” “us” and “our” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiary, Telcosur S.A. (“Telcosur”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties. When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—Risk Factors” and other cautionary statements appearing in “Item 5. Operating and Financial Review and Prospects.” These factors and statements, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

i

A

Forward-looking statements include but are not limited to the following:

(a)

statements regarding changes in general economic, business, political or other conditions in Argentina;

•

estimates relating to future tariffs and prices for our transportation services and future prices and volumes for our natural gas liquids (“liquids”) and for products and services in our other non-regulated business;

•

statements regarding expected future political developments in Argentina and expected future developments regarding our license to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina (the “License”), the renegotiation process with the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) for remuneration under the License, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and any other governmental authorities that may affect us and our business;

•

risk and uncertainties with respect to labor relations in Argentina;

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

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•

the impact of the Public Emergency Law No. 25,561 (the “Public Emergency Law”) enacted by the Argentine government in January 2002, which resulted in the amendment of the Convertibility Law No. 23,928 and Presidential Decree No. 529/01 (collectively, the “Convertibility Law”) and related laws and regulations;

•

risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

•

risks and uncertainties associated with our non-regulated business, including those related to international and local prices of liquids, taxes, cost and restrictions on the supply of natural gas and other restrictions imposed on liquids exports, our ability to renegotiate our agreements with customers and possible increased regulation of the liquids industry in the future by the Argentine government;

•

risks and uncertainties resulting from government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases related to our gas transportation segment, restrictions on payments abroad and exchange controls;

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

•

developments in legal and administrative proceedings involving us and our affiliates;

•

changes to or revocation of our License; and

•

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us.

ii

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent accountant’s reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated Financial Statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31,
	2011	2010(4)	2009(4)	2008(4)	2007(4)
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Statement of Income Data:
Net revenues (1)	1,853,875	1,653,001	1,600,648	1,419,202	1,257,273
Operating income	552,493	363,393	561,517	431,432	490,019
Net financial expense	188,813	(163,166)	(212,120)	(98,531)	(193,495)
Net income before income tax	359,473	201,425	321,712	318,480	294,520
Net income for the year	230,679	133,106	209,974	206,246	183,903
Per Share Data:(2)
Net income per share	0.29	0.17	0.26	0.26	0.23
Net income per ADS	1.45	0.84	1.32	1.30	1.16
Balance Sheet Data:
Property, plant and equipment, net	4,012,556	4,059,222	4,123,410	4,171,763	4,170,600
Total current assets	878,865	1,471,755	1,468,040	829,384	683,173
Total non-current assets	4,145,301	4,139,590	4,151,150	4,203,940	4,318,511
Total assets	5,024,166	5,611,345	5,619,190	5,033,324	5,001,684
Total current liabilities	575,301	574,145	607,764	358,185	312,741
Total non-current liabilities	2,495,373	2,338,387	2,415,394	2,259,081	2,447,221
Total liabilities	3,070,674	2,912,532	3,023,158	2,617,266	2,759,962
Minority interest	1	1	1	1	1
Shareholders’ equity (net assets)	1,953,491	2,698,812	2,596,031	2,416,057	2,241,721
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment (3)	177,177	155,697	161,398	229,095	189,061
Depreciation and amortization	221,430	215,296	209,444	204,768	198,923
US GAAP Information:
Net income	225,027	226,141	132,739	208,469	219,556
Shareholders’ equity	1,882,611	2,633,642	2,437,781	2,335,045	2,158,424
Net income per share (2)	0.28	0.28	0.17	0.26	0.28
Net income per ADS (2)	1.42	1.42	0.84	1.31	1.38

(1) Includes Ps. 575,639, Ps. 550,972, Ps. 669,440, Ps. 506,302 and Ps. 509,501 of gas transportation net revenues and Ps. 1,278,236, Ps. 1,102,029, Ps. 931,208, Ps. 912,900 and Ps. 747,772 of liquids production and commercialization and other services net revenues for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

(2) Net income per share under Argentine GAAP and US GAAP have been calculated using the weighted average shares outstanding. Each American Depositary Share (“ADS”) represents five shares.

(3) Represents additions to property, plant and equipment (including works in progress). For information by business segment, see Note 3 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

(4) Such amounts have been modified according to Technical Resolution (“TR”) No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) for disclosure on a  uniform basis for comparative purposes with the year ended December 31, 2011. These modifications reflect the effect of the change in the accounting valuation method of deferred income tax required by new accounting standards issued by CNV and the Argentine Federation. (For additional information, see Note 2.c) to our consolidated Financial Statements).

Dividends

A summary of the dividends paid during the five most recent years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)
2008	32.0	0.040	10.1	0.013	0.063
2009	30.0	0.038	8.1	0.010	0.051
2010	30.3	0.038	7.8	0.010	0.049
2011	976.0	1.228	238.7	0.300	1.502
2012 (3)	-	-	-	-	-

(1) Stated in Ps. as of the payment date.

(2) Stated in U.S. dollars as of the payment date.

(3) The General Ordinary Shareholders’ Meeting  held on April 12, 2012 did not approve any dividend payment for 2012. For more information about decisions taken by this Shareholders’ Meeting see below.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our annual Financial Statements and must be approved by a General Ordinary Shareholders’ Meeting as described below.

Our Board of Directors regularly submits our Financial Statements for the preceding year, together with reports thereon by the Supervisory Committee, to the shareholders at the annual General Ordinary Shareholders’ Meeting for approval. Under the Argentine Commercial Companies Law No. 19,550 (the “Commercial Companies Law”), a General Ordinary Shareholders’ Meeting must be held annually to approve our Financial Statements and determine the allocation of our net income for such year. Under the Commercial Companies Law, the shareholders are required to allocate a legal reserve equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock,” as shown on our Consolidated Statement of Changes in Shareholders’ Equity (the “Adjusted Common Stock Nominal Value”). If the legal reserve amount is reduced by any circumstances, we must restore it before paying any dividends. The amount represented by the legal reserve is not available for distribution as dividends.

Under our By-laws, after the allocation to the legal reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Ordinary Shareholders’ Meeting. The dividend payment process must be initiated within 30 days of their declaration and it must be completed within 10 business days after its initiation. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

The General Ordinary Shareholders’ Meeting held on April 12, 2012 did not approve any dividend payment for 2012. Instead, our shareholders approved the creation of a voluntary reserve for future dividends of Ps. 268.3 million which would be used, when our Board of Directors considered appropriate, to pay dividends at any moment without shareholders approval and a voluntary reserve for future capital expenditures for Ps. 115.0 million, which would be used, when our Board of Directors considered appropriate, to pay for future capital expenditures. The purpose of any voluntary reserve cannot be changed without the approval of the shareholders. In addition, at the same meeting, our shareholders approved an allocation to the legal reserve of Ps. 11.5 million, thereby increasing the amount in the legal reserve to Ps. 224.9 million, which represents 16.7% of the Adjusted Common Stock Nominal Value.

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our ordinary shares. We may pay dividends on our ordinary shares as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (i.e., the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in our new debt obligations issued on May 14, 2007 (the “New Debt Obligations”)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the New Debt Obligations)) would be less than or equal to 3.75:1 (see “Item 10. Additional Information—C. Material Contracts—New Debt Obligations”).

During a given fiscal year, our Board of Directors may declare interim dividends, in which case the members of the Board of Directors and the members of the Supervisory Committee (“syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law, as amended, and our By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class B Shares on the Buenos Aires Stock Exchange (“BASE”) and, as a result, would likely affect the market price of our ADSs on the New York Stock Exchange (“NYSE”) as well. In addition, such fluctuations will affect the dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Bank of New York Mellon (the “Depositary”), pursuant to our depositary agreement of cash dividends paid in pesos on the underlying Class B Shares.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2011	4.2810	4.2410	4.2611	[4.2810
December 2011	4.3040	4.2780	4.2885	4.3040
January 2012	4.3380	4.3060	4.3220	4.3370
February 2012	4.3570	4.3300	4.3464	4.3570
March 2012	4.3790	4.3350	4.3566	4.3790
April 2012 (through April 23, 2012)(*)	4.4080	4.3540	4.3918	4.4080

Year ended December 31,
2007	3.1800	3.0580	3.1158	3.1490
2008	3.4530	3.0140	3.1586	3.4530
2009	3.8540	3.4490	3.7318	3.8000
2010	3.9880	3.7940	3.9129	3.9760
2011	4.3040	3.9720	4.1270	4.3040

(*)  The prevailing rate of the securities swap as of April 23, 2012 is around Ps. 5.50 = US$1.00.

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 23, 2012, the reported exchange rate was Ps. 4.4080 = US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because a significant portion of our annual revenues (more than Ps. 600 million for the year ended December 31, 2011) are peso-denominated and our primary assets are based in Argentina while substantially all of our liabilities and most of our capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or sociedad anónima, organized under the laws of Argentina, and substantially all of our operations and all of our operating assets are located in Argentina. More than Ps. 600 million of our annual revenues were peso-denominated for the year ended December 31, 2011. Conversely, all of our indebtedness and most of our capital expenditures are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of propane and butane (“LPG”) and natural gasoline.

Political and economic instability in Argentina have adversely affected, and may continue to adversely affect, our financial condition and results of operations.

Fluctuations in the Argentine economy have adversely affected, and may continue to adversely affect, Argentine entities, including us. Specifically, we have been adversely affected and may continue to be adversely affected by inflation, changes in interest rates, the value of the peso against foreign currencies, price controls and business and tax regulations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation, and currency devaluation. During 2001 and 2002, Argentina went through a period of severe political and economic crisis, which had significant and adverse consequences on our company, including (i) losses derived from the effects of the peso devaluation on us and our net borrowing position, substantially all of which was denominated in U.S. dollars, (ii) the pesification, at a rate of Ps. 1 to US$ 1, of our U.S. dollar-denominated gas transportation tariffs, (iii) default on our financial indebtedness and (iv) the elimination of tariff adjustments for public utilities based on non-Argentine indexes or other indexation methods. From 2003 until the third quarter of 2008, the Argentine economy experienced a significant recovery and growth.

The Argentine economic growth rates for the remainder of 2008 and for fiscal year 2009 slowed due to, among other reasons, the global financial crisis. Commodity prices, particularly those related to Argentine exports, such as soybeans, also declined significantly during this period. Since 2010, the Argentine economy has been recovering as a result of the monetary expansion policy carried out by developed countries and Argentina in response to the global financial crisis and the continued growth experienced by China, which is an important export market for Argentina.

Since February 2011, the Argentine Government has taken several measures to protect the domestic industry and to preserve the trade surplus. These measures have included heightened import controls and require Trade Secretary approvals to carry them out.

On the other hand, at the end of 2011 the Argentine Government announced a plan to cutback subsidies for water, gas and electricity consumption for some residential and commercial users. In this regard, ENARGAS issued Resolution No. 1,982/11 which modified the list of subsidy beneficiaries, and thus, involved a tariff charge increase for many of our clients and for us with respect to liquids production and commercialization activities for our own account. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization”. In March 2012, the Argentine Government decided to suspend its plan to cutback subsidies; however, no effective date has been announced yet for subsidy cutbacks. We can provide no assurance that the Argentine Government will not reinstate its plan for subsidy cutbacks in the future or take other measures that may increase our costs and accordingly have a material adverse effect on our business and results of operations.

Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. Continuing uncertainty regarding the stability of the Eurozone and low levels of growth or recession in a number of developed countries also pose risks for the Argentine economy.

In addition, Argentina’s relative stability has been recently affected by increased political tension and government intervention in the economy. For example, in December 2008, the Argentine government enacted a law pursuant to which approximately Ps. 94.4 billion (US$ 27.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) were transferred to the government-run social security agency (“ANSES”), resulting in a decline in liquidity of the shares in the local capital markets, which may further limit the sources of financing for Argentine companies, including us.

We cannot provide any assurance that Argentina’s recent growth will continue, and we cannot assure you that future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations.

Fluctuations in the value of the peso, if any, may adversely affect the Argentine economy and our financial condition, results of operations and ability to service our debt.

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

The significant peso devaluation during 2002 adversely affected our results and financial position. All of our financial debt is denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law, however, limited our ability to mitigate the impact of the peso devaluation. Particular aspects of the regulatory framework that adversely affected us included the pesification of our tariffs at a rate of Ps. 1 to US$ 1 compared with an exchange rate, as of April 23, 2012, of Ps. 4.4080 to US$ 1.00, regulatory issues related to the renegotiation of our tariffs, new taxes and other restrictions on exports of LPG and gas supply.

In March 2012, Congress enacted Law No. 26,739 which modified the Carta Orgánica of the BCRA. It empowers the BCRA to regulate and direct credit through the financial system institutions, to make temporary advances to the National Treasury which will give the Argentine government increased availability of funds to pay its financial obligations and to regulate the amount of money and interest rates, among others.

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

As of March 31, 2012, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$385.1 million.

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

During 2003 to 2011, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity, which applied upward pressure on the demand for goods and services. According to the Instituto Nacional de Estadística y Censos (“INDEC”), which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, the rate of inflation evolved as follows:

	December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003
WPI	12.7	14.8	10.0	8.8	14.4	7.2	10.6	7.9	2.0
CPI	9.2	10.5	7.7	7.2	8.5	9.8	12.3	6.1	3.7

Source: INDEC

There are concerns about the accuracy of INDEC’s official inflation statistics for Argentina. In January 2007, INDEC modified its methodology for calculating the CPI. Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC’S official inflation data as well as other economic data affected by inflation data, such as poverty and Gross Domestic Product (“GDP”) estimates. In February 2008, the International Monetary Fund (“IMF”) requested that the Argentine government clarify its inflation data and methodology in order to align such data with international statistical guidelines.

In April 2011, the Argentine government met with an IMF team in Argentina to consider a report presented by the IMF on the quality of reporting on INDEC’s CPI and GDP data and to discuss the design and methodology of a new national consumer price index. In September 2011, INDEC announced that it will introduce a new consumer price index in the second half of 2013. Due to budgetary reasons, in March 2012 the IMF announced the closing of its offices in Argentina.

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

In 2001, as a result of the suspension of lending arrangements with Argentina by the IMF and Argentina’s default on over US$ 100 billion of its then-outstanding sovereign debt, international rating agencies downgraded the rating of Argentina’s sovereign debt to default status. The Argentine government launched a process to restructure its sovereign debt on January 14, 2005, and, on March 18, 2005, announced that approximately 76.15% of its bondholders had accepted the restructuring offer. The Argentine government issued new bonds to the accepting holders in April 2005 and paid overdue interest accrued from December 2003. In addition, on December 15, 2005, the Argentine government announced the early payback of its debt to the IMF, and on January 3, 2006, a disbursement was made by the Argentine government for an amount of US$9.5 billion. In 2010, the Argentine government made a new offer to exchange new bonds and cash for defaulted bonds held by creditors who had not accepted the exchange offer made in 2005, which permitted Argentina to restructure 66% of the remaining defaulted debt. As a result of its outstanding defaulted debt, Argentina has limited access to international financial markets.

Several legal actions have been filed in the United States, Italy and Germany by holders of Argentina’s outstanding defaulted bonds who did not participate in either restructuring. In February 2012, the U.S. District Court for the Southern District of New York ruled that Argentina must make payments to NML Capital Ltd., a defaulted bond holder, before making payments on the bonds it issued in its 2005 and 2010 debt exchanges. Argentina has appealed this ruling, an act that suspends the effect of such ruling until, and if, the ruling is upheld. In addition to such pending claims, other creditors may decide to file additional claims against Argentina in the future. A final judgment against the Argentine government in such cases could result in a reduction in funding sources and investment capital.

The Argentine government has been able to reduce external debt levels and improve its debt maturity profile. In recent years, Argentina has based its debt-management strategy on replacing market debt by intragovernmental debt. This strategy has reduced rollover risk in the next two years and eased liquidity pressures, though it may not address longer-term fiscal pressures.

In addition, the Argentine government has been trying to negotiate with the Club of Paris in order to restructure its defaulted debt of more than US$ 9.5 billion (including interest).

There can be no assurance that the Argentine government will not default on its debt obligations in the future. Such a default would limit the sources of financing available for Argentine companies, including us.

The BCRA has imposed exchange controls and restrictions on the transfer of funds outside of Argentina and capital inflows in the past and may do so in the future, which could prevent us from making payments on our foreign currency-denominated indebtedness.

Since the amendment of the Convertibility Law in December 2001, the Argentine government has imposed exchange controls and restrictions on the transfer of U.S. dollars outside of Argentina. In June 2005, the government issued Presidential Decree No. 616/05, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. In October 2011, the Executive Branch issued Presidential Decree No. 1,722/11 re-establishing foreign exchange restrictions to oil, gas and mining companies. This decree requires producers of oil derivatives and gas to enter all foreign currency received as payment from export transactions into the Argentine exchange market and convert it into local currency. As a result, since the issuance of this decree, we are required to enter all foreign currency funds received from our export transactions into the Argentine exchange market.

Prior to January 2003, we were required to obtain the prior approval of the BCRA before we could transfer U.S. dollars outside Argentina to make payments of dividends and principal and interest on our debt obligations. Although current regulations do not require prior BCRA approval for these types of payments, the BCRA may reinstate transfer of funds restrictions at any time. In such case, we cannot assure you that the BCRA will approve the transfer of funds outside Argentina for payments required under the terms of our foreign currency-denominated indebtedness. In addition, there may be a significant delay before payments required under the terms of our foreign currency-denominated indebtedness may be made.

We cannot assure you that the Argentine government will not, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight, depreciation of the Peso, or other reasons. If the Argentine government decides once again to tighten the restrictions on the transfer of funds, we may be unable to make principal and interest payments on our debt when it becomes due, or dividend payments, which could have a material adverse effect on us.

The Argentine financial market and economy may be adversely affected by the global financial crisis and concerns over instability in the global financial system.

In 2008, the U.S. economy entered into a recession due to the mortgage market crisis, which resulted in the economic slowdown of the world’s principal economies. The global recovery from this financial crisis remains vulnerable to economic developments in developed countries, most notably in Europe. Recently, concerns over the possibility of a default in Greece and certain other Eurozone countries on their sovereign debt have resulted in increased market volatility, limited access to financial markets and a decline in global economic activity, which have negatively affected emerging market economies like Argentina.

Argentina is also affected by the economic conditions of Brazil and its other major trading partners, including Paraguay and Uruguay in the Mercosur region. If these developing countries experience slowed economic growth or fall into a recession, the Argentine economy may be adversely affected, and, as a result, our business, financial condition and results of operation could be negatively impacted.

Moreover, other factors affecting the global economy include political instability, economic turmoil, natural disasters and social unrest. The occurrence of any or all such events may cause instability in the global financial system through a lack of international credit, a reduction in demand for exports and direct foreign investment and higher inflation rates, which may have a significant adverse effect on the Argentine economy, and consequently, on our business, financial condition and results of operation.

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

All of our net revenues from our gas transportation segment (which represented approximately 31% and 33% of total net revenues during 2011 and 2010, respectively) are attributable to public service contracts, which are subject to Argentine government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”) in 1992. Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$ l.00 even as the peso was allowed to devalue against the U.S. dollar.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning and Public Investment and Utilities (“MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts. Little progress has been made to date in our renegotiation process with UNIREN for remuneration under the License (the “Renegotiation Process”). On October 9, 2008, we signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for improvements in our pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan of Ps. 92.9 million using our own funds, and on September 6, 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the October 2008 transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, we requested

ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and SCyCG provided the information required by the judge on October 19, 2010. On November 8, 2010, we were served notice of the judgment that upheld the acción de amparo filed by us. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by us.

Moreover, on November 16, 2010, we received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the Renegotiation Process must be suspended. On November 18, 2010, we requested the suspension of the acción de amparo mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless the Board of Directors, before or at the expiration of each period decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, we requested ENARGAS and MPFIPyS to join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the Autonomous City of Buenos Aires set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the October 2008 transitional agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. As of the date of this Annual Report, said actions have not been resolved and ENARGAS has still not authorized the tariff increase.

We cannot offer any assurance as to when ENARGAS will publish the tariff schedule and set the methodology. The October 2008 transitional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government.

According to the October 2008 transitional agreement, we should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2013. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we received an integral license renegotiation agreement proposal from UNIREN (which includes the initial 20% tariff increase). In October 2011, we received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. We approved the new proposal, which allows UNIREN to initiate the administrative procedure for finalizing the proposal; however, as of the date of this Annual Report, the new proposal, including the tariff increase, is still not effective. The new proposal is expected to be finalized and signed by UNIREN after the approval of the relevant regulatory agencies, including, among others: the Federal Energy Bureau, MPFIPyS, the Ministry of Economy, the National Congress, and the Executive Branch.

Notwithstanding this tariff increase, an inability to reach an agreement on the integral license renegotiation or any failure of the Argentine government to comply with the terms of the renegotiated license could materially adversely affect the profitability of our gas transportation business segment.

In addition, the lack of a tariff adjustment has also adversely affected some gas distribution companies, which are our main clients in the gas transportation business segment. Failure of the distribution companies to reach an agreement with the Argentine government on their own tariff adjustment could materially adversely affect our ability to collect gas transportation revenues. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies has been significantly delayed.

Our results of operations may be adversely affected because our License with the Argentine government is subject to renegotiation pursuant to the Public Emergency Law.

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

•

the profitability of a company.

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contract with UNIREN. In spite of the transitional agreement reached, mentioned above, and the proposal made by UNIREN, we cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License or the tariffs for our public service contract. The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2013.

Even if our public service contract is renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

In 2003 Enron Corp. (“Enron”), a former indirect shareholder of Compañía de Inversiones de Energía S.A. (“CIESA”), our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and together with Enron, the “Claimants”) filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Argentine government under the Bilateral Investment Treaty between the United States and Argentina (the “Claim”). The Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Argentine government to pay US$106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Argentine government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Argentine government before the ICSID. In June 2011, the Tribunal that will hear the case was constituted. The continued pursuit of the Claim, among other things, has adversely affected the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

On January 20, 2011, Pampa Energía S.A. (“Pampa”)announced (a) its plans to acquire EPCA S.A. (“EPCA”), formerly Enron Pipeline Company Argentina S.A., along with Enron’s and Ponderosa´s economic rights to the Claim; (b) the purchase from Ashmore Energy International Limited (“AEI”) of debt issue by CIESA in respect of all notes (Obligaciones Negociables) issued by CIESA on April 22, 1997 (the “CIESA Notes”) and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Derivatives”) and (c) the purchase of AEI’s rights in certain litigation identified as “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras

Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York, New York County (the “New York Litigation”).

On March 11, 2011, Pampa entered into a “Call Option Agreement” with the Claimants in order to acquire the rights over the Claim, and in October 2011 exercised its rights to acquire all and exclusive interest as the owner of the Claim from Enron and Ponderosa. See “Item 10. Additional Information—C. Material Contracts—Loan Agreement with Pampa.” Finally, on March 10, 2012, the Tribunal that oversaw the case confirmed the three-month extension of the deadline for the Claimants to file their Memorial on the Merits and for the Argentine Government to file its Counter-Memorial on the Merits.

The proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, including Enron and its affiliates, as well as Ponderosa to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law applicable to the License and the PPI tariff adjustments that were not applied in 2000 and 2001. Additionally, the proposal would require us to hold the Argentine government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our current and former shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected. Ponderosa has indicated that it would only consider waiving the Claim, if it receives what it considers to be fair compensation.

Even if our present and former shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed. Other similarly situated public utility companies have complied with the UNIREN requirement. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies has been significantly delayed.

We conduct our business in an unionized environment.

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

If our License was revoked, we would be required to cease providing gas transportation services. The impact of a loss of our License on our business, financial condition and results of operations would be material and adverse.

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

Since 2002, the gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2011. As the supply of natural gas could not meet the increased demand the Argentine Government has adopted different strategies, measures and programs to mitigate the energy crisis. These strategies, measures and programs have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

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

Pipeline expansions

In light of these events, the Argentine government has decided to implement a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds as vehicles to facilitate financing of those investments. In order to finance such expansions, Law No. 26,095 was passed to provide for the creation of additional tariff surcharges (“cargos específicos”), which are special contributions to the gas trust fund made by all clients with firm transportation contract, excluding residential customers.

In 2005, a trust fund was created to carry out the expansion of the General San Martín pipeline, which was completed in August 2005 and resulted in a transportation capacity increase of 102 MMcf/d. In addition, in April 2006, MPFIPyS, the Federal Energy Bureau of Argentina (the “Federal Energy Bureau”) and gas transporters, among others, signed a Letter of Intent to carry out a second, significantly larger expansion of the gas pipeline system. This second expansion will increase, as determined as of the date of this Annual Report, the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (completed in March 2010), which permits the transportation of more natural gas from the Austral basin. As of December 31, 2011, 307 MMcf/d of the second expansion project has been completed and become operational. The remaining 71 MMcf/d is expected to be completed in different stages during 2012.

Ownership of the works of the second expansion is vested in a gas trust fund and the investment is being financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by clients with firm transportation contracts, excluding residential users.

Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future expansion projects will not have such adverse effects.

Government-mandated interruption of contracted firm transportation services

In 2004, the Executive Branch issued Presidential Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm gas supply contracts. On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that from time to time, as necessary, it can require us to interrupt transportation service (including those with firm transportation contracts) to our customers in order to service power stations and gas distribution companies and that ENARGAS will set the priority of transportation in such cases.

Since February 2008, gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, MPFIPyS and ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

During the winter of 2007, natural gas production did not meet demand, which was higher than in previous years, due to a number of factors, including: economic growth; lower hydroelectric generation; and, intense cold weather. At no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles according to instructions from the governmental committee referred to above during the emergency, without considering whether other users had firm or interruptible natural gas supply and/or transportation contracts. From 2008 until the date of this Annual Report, natural gas demand from the residential segment has been lower than in 2007 as a direct consequence of warmer weather. During this same period, higher demand from the industrial and electric power plants sectors has been observed. This increased demand from the industrial and electric power plants sectors has resulted in a supply shortage. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system, the Argentine government continued to impose restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas (“CNG”) stations and industries connected to the distribution network.

ENARGAS issues resolutions and dispositions that create the legal framework for administering natural gas deliveries and allocating available natural gas volumes prioritizing the consumption of priority demand, which includes residential consumers. Furthermore, it sets the standards regarding dispatch disbalances and rules the involvement of ENARGAS in the express request for the reallocation of transportation capacity from one consumer to another, where priority demand prevails on the grounds of natural gas deficits. ENARGAS resolutions issued in 2010 and 2011 regulate and complement the natural gas transportation dispatch dispositions regulated under Resolution No. 716/98. Moreover, ENARGAS issued complementary dispositions in April and June 2011.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions since 2007 as described above, we cannot assure you that similar interruptions will not in the future materially adversely affect our results of operations or financial condition.

Our liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquén and Austral natural gas basins. The flow and caloric power of this natural gas  are subject to risks that could materially adversely affect our liquids business segment. Gas arriving from the Neuquén basin has declined in quality and volume since 2009.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. There is some risk that natural gas production will continue to decrease in the future and that new exploration will not compensate for such decline, which would adversely affect our liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of liquids we produce. In addition, since 2009, the quality and the volume of natural gas injected from the Neuquén basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, impacting negatively on its level of output. As a consequence of this lower output of natural gas we had to buy natural gas at higher prices causing an increase in the cost of liquids production and commercialization activities for our own account that reduces our profit from liquids production and commercialization services.

We could also be adversely affected by additional competition in our liquids business. In 2000, a gas processing plant was built upstream of the Cerri Complex (see “Item 4.—Our Information—B. Business Overview—Liquids Production and Commercialization—Competition” below). Any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from liquids production and commercialization services.

In addition, as discussed in the preceding risk factor, actions taken by the Argentine government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex. During the winter of 2007, processing at the Cerri Complex was interrupted for 27 days (not including days with partial interruptions). As a result, liquids production in 2007 was the lowest recorded since 2002. From 2008 to 2010, the Cerri Complex has suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas (“LNG”) regasification tanker. However, in the fiscal year 2011 liquids production volumes were lower than in the previous years, mainly due to governmental actions that cut natural gas processing in order to ensure natural gas supply to the domestic market during the winter. During the winter of 2011, processing at the Cerri Complex was interrupted for 68 days (not including days with partial interruptions).

In the future, we could suffer natural gas supply interruptions as a result of unusually cold weather, falling natural gas reserves, governmental actions, or other factors beyond our control, and such interruptions could materially adversely affect our liquids business (see “Item 4.—Our Information—B. Business Overview—Liquids Production and Commercialization” below).

Finally, the level of liquids production could be materially adversely affected if natural gas prices in the domestic market increase relative to the reference international prices of LPG and natural gasoline, a condition that could cause gas producers to sell the natural gas rather than process it at the Cerri Complex.

Fluctuations in international prices and governmental actions in relation to our liquids production and commercialization business may materially adversely affect our results of operations and financial condition.

As a result of the deterioration of our gas transportation segment and the significant increase in international prices of LPG and natural gasoline, operations relating to liquids production and commercialization have represented more than 50% of our total net revenues since 2003. In 2008, the international market for liquids remained favorable throughout most of the year, and even hit historical highs. However, prices fell dramatically in the last quarter of 2008 as the result of the international financial crisis. Since mid 2009, prices for liquids have recovered firmly.

Any significant decline in international prices of LPG or natural gasoline may materially adversely affect our results of operations and financial condition.

Although our liquids production and commercialization activities are not subject to regulation by ENARGAS, the Argentine government has taken certain actions in recent years with respect to our liquids business.  For example, in April 2005, the Argentine government enacted Law No. 26,020 which set the framework by which the Federal Energy Bureau establishes regulations over LPG suppliers to guarantee supply and price stability of LPG products in the domestic market. See “Item 4. Our Information—B. Business Overview—Other Services.” In addition, in November 2008, the Executive Branch issued Presidential Decree No. 2,067/08 which created a tariff charge applicable to us for liquids production and commercialization activities for our own account which, effective December 1, 2011, increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas consumed. See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.” This increase is expected to have a negative effect on our results of operations as of 2012. We cannot provided any assurance that our liquids production and commercialization business will not be subject to any further actions from the Argentina government which may have a material adverse impact on our business and results of operations.

Our ethane sales strongly depend on the PBB Polisur S.A. (“PBB”) capacity to purchase our production.

We sell all our ethane to PBB under a 10-year agreement that will expire on December 31, 2015. The price for ethane was fixed until December 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price and in 2009 the price increased by 10% over the 2008 price. The prices for 2011 and 2010 each increased 8% per annum over the prior year’s price. We are currently negotiating with PBB the price of ethane for 2012. If we are not able to reach an agreement with PBB on the ethane price within a six-month period, as set forth in our agreement with PBB, such agreement may be terminated. Any ethane extracted from the Cerri Complex which cannot be sold to PBB is reinjected into the pipeline. Ethane sales represented approximately 23%, 22% and 29% of our liquids production and commercialization business segment revenues in 2011, 2010 and 2009, respectively.

In recent years, PBB has suffered several adverse operational conditions that affected its capacity to off-take our production of ethane. We cannot assure you that PBB’s adverse conditions will not occur again in the future. Any future unwillingness or inability of PBB to purchase our ethane production may materially affect our results of operations and financial condition.

The affirmative and restrictive covenants in our currently outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

Our currently outstanding indebtedness contains numerous affirmative and restrictive covenants that limit our ability to, among other things, create liens, incur additional debt, pay dividends, acquire shares of stock and make payments on subordinated debt, enter into transactions with affiliates, sell assets, or consolidate, merge or sell substantially all of our assets.

These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and the renegotiation of public works and licenses process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance outstanding debt or to obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing would be available or obtained on acceptable terms.

Principal shareholders exercise significant control over matters affecting us.

CIESA

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

CIESA defaulted on its financial debt on April 22, 2002. On September 1, 2005, CIESA, its shareholders and its creditors executed a restructuring agreement (the “Restructuring Agreement”). In January 2009, AEI, which claimed to be the only holder of CIESA Notes, announced its decision to terminate the Restructuring Agreement. On January 28, 2009, CIESA commenced a legal action in the Supreme Court of the State of New York, County of New York (the “New York Court”) seeking a judicial declaration that any claim by AEI against CIESA arising in connection with CIESA Notes is time-barred because the statute of limitations period pertaining to any such claim has expired under New York law (see “Item 4.—Our Information—A. Our History and Development—General” below). Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Hispano Argentina S.A. (“Petrobras Hispano” and together with Petrobras Argentina, the “Petrobras Argentina Group”), Pampa, Pampa Inversiones S.A. (“PISA”) and Inversiones Argentina I Ltd. (“IAI” and together with Pampa and PISA, the “Pampa Group”) and CIESA entered into a Memorandum of Agreement dated May 10, 2011, (the “Memorandum of Agreement”) which provides, among other things, that such parties shall negotiate and reach an agreement to, first, suspend (“standstill”) the New York Litigation, reestablish the restructuring set forth in the Restructuring Agreement (based on the exchange of the Equity Option Debt for the Equity Option Consideration as described in Section 2.6 of the Restructuring Agreement and elsewhere in the Restructuring Agreement) and include Pampa as a party to the Restructuring Agreement, with the objective of obtaining the regulatory approvals and compliance of the remaining conditions precedent for the consummation of the Equity Option under the Restructuring Agreement, and, second, to settle and resolve the New York Litigation.

We are not a party to either action, but the outcome of this litigation, or any related settlement, could affect who controls or may control us.

ANSES

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

We are currently the largest transporter of natural gas in Argentina, delivering, as of December 31, 2011, approximately 62% of the total gas transported in Argentina, through 5,718 miles of pipeline, of which we own 4,765 miles. We manage the remaining 953 miles on behalf of the Gas Trust in exchange for a fee. Substantially all of our transportation capacity, approximately 2.9 Bcf/d in 2011, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented approximately 31% and 33% of our total net revenues for the years ended December 31, 2011 and 2010, respectively.

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

We are also one of the largest processor of natural gas and one of the largest marketers of liquids in Argentina. We operate the General Cerri gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where liquids are separated from gas transported through our pipeline system and stored for delivery. Our liquids production and commercialization business is not subject to regulation by ENARGAS, and revenues from this segment represented approximately 64% and 61% of our total net revenues during the years ended December 31, 2011 and 2010, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. ANSES owns approximately 22.4% of our common stock. Other local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Petrobras Argentina Group, which holds 50% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (the “Trust”), which has a trust shareholding of 40%, and (iii) EPCA (which was acquired by Pampa on April 8, 2011 after obtaining the corresponding governmental approvals), which holds the remaining 10%.

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, the principal, the last interest installment, and the cap and collar of its interest rate agreements.

In April 2004, Petrobras Argentina Group and Enron, at that time CIESA’s only shareholders, entered into the Master Settlement Agreement to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, ENARGAS approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to the Trust, and (b) Petrobras Argentina Group, transferred our Class “B” common shares, representing 7.35% of our capital stock, to subsidiaries of Enron, which in turn were subsequently sold to third parties.

The Restructuring Agreement signed on September 1, 2005 among CIESA, Petrobras Argentina Group, EPCA, the Trust and its creditors contemplated the terms and conditions of the second stage of CIESA’s restructuring process, which was to be completed once the appropriate approvals were obtained from CNV, ENARGAS and Comisión Nacional de Defensa de la Competencia (“CNDC”).

On January 9, 2009, while approval of the Restructuring Agreement was pending before government bodies, AEI, the only self-declared holder of the CIESA Notes, notified CIESA of its election to terminate the Restructuring Agreement.

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

By means of a decision dated April 12, 2010, the court in New York decided to exercise jurisdiction over CIESA’s request to hear both the main issues raised against AEI in connection with the statute of limitations of the CIESA Notes and those matters raised alternatively. On May 13, 2010, AEI filed an answer to CIESA’s action and a counterclaim against CIESA seeking the payment of CIESA’s financial debt. This counterclaim also names Petrobras Argentina Group and seeks compensation for damages, alleging that Group Petrobras Argentina has the control of CIESA and that Petrobras Argentina Group acted in its own advantage in an effort to defraud AEI. As of the date of this Annual Report, there are no other Court decisions related to this matter.

As we mentioned above, on May 10, 2011, CIESA executed a Memorandum of Agreement in which the parties agreed, firstly, to bring the New York Litigation, to a standstill in order to re-establish the restructuring provided under the Restructuring Agreement, and to include Pampa Group as a party thereto, all of the foregoing subject to the necessary governmental approvals in order to be able to implement the Restructuring Agreement; and secondly, to timely abandon and waive each and every claim and action that the parties and third parties have raised in the New York Litigation.

On May 18, 2011, CIESA, Petrobras Argentina Group, the Trust and Pampa Group, entered into a fourth amendment to the Restructuring Agreement which basically provides for the replacement of AEI by Pampa Group in the Restructuring Agreement. On October 5, 2011, by note No. 11 362, ENARGAS expressed no regulatory objections to the Restructuring Agreement and expressed that it may be effective after approval is obtained by the CNDC. At the date of this Annual Report, approval by the CNDC has not been obtained yet.

Capital expenditures

From January 1, 2009 through December 31, 2011, our aggregate capital expenditures amounted to approximately Ps. 485.1 million. Such capital expenditures include Ps. 25.6 million related to our gas transportation system expansions which were carried out under prepayment schemes, Ps. 233.9 million related to improvements to our gas transportation system, Ps. 99.1 million related to liquids production and commercialization activities and Ps. 126.5 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

During 2011, Pan American Energy S.A. (“PAE”) subscribed 17.6 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of roughly US$ 9.2 million (Ps. 39.6 million using the exchange rate as of December 31, 2011). The related works consisted of the installation of three motocompressors in one of our compressor plants located in the General San Martín pipeline. The works will be financed through the advance payment for service from PAE.

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

Gas transportation services accounted for approximately 31%, 33% and 42% of our total net revenues in 2011, 2010 and 2009, respectively. In 2011, approximately 91% of our average daily gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below.) Firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2011, the amount of net revenues derived from firm transportation contracts was approximately Ps. 495.5 million, representing 86% of the total net revenues for the gas transportation segment. Substantially all of our remaining gas deliveries were made under interruptible transportation contracts entered into predominantly with four gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have firm or interruptible contracts (see “Regulatory Framework—Industry Structure” below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2011, our service area contains approximately 5.5 million end-users, including approximately 3.7 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGas S.A. (“MetroGAS”), Gas Natural Ban, S.A.(“BAN”), Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These distribution companies serve in the aggregate approximately 66% of the distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2011, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGAS (1)	267.1	23%	2.2	90%
Camuzzi Pampeana (1)	172.4	15%	1.2	98%
Camuzzi Sur	176.2	13%	0.6	100%
BAN (1)	142.8	15%	1.5	69%
		66%	5.5

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, and for all other customers, as a group, as at December 31, 2011, 2010 and 2009, together with the corresponding net revenues derived from firm gas transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	As at December 31,
	2011		2010		2009
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
MetroGAS	780	182.5	777	183.5	777	180.9
Camuzzi Pampeana	463	96.9	473	93.2	452	91.8
BAN	346	70.1	346	70.0	346	70.4
Camuzzi Sur	381	23.8	381	24.4	378	22.8
Petrobras Argentina	106	32.8	106	32.9	131	32.3
Others	777	89.4	738	90.7	678	219.0(1)
Total firm	2,853	495.5	2,821	494.7	2,762	617.2
Interruptible and others:		80.1		56.3		52.2
Total	2,853	575.6	2,821	551.0	2,762	669.4

(1) Includes the tariff increase ratified through Presidential Decree No. 1,918/09 amounted to Ps. 122.1 million.

MetroGAS, our largest distribution customer, began a reorganization process on June 17, 2010. We do not believe that this reorganization will materially impact our gas transportation business.

Step-down Rights. We are required by ENARGAS to grant all shippers of natural gas step-down rights, which permit the shippers to reduce some of their committed capacity in the zones where, as a result of open bidding, new shippers of natural gas subscribed for firm transportation capacity, so long as we do not suffer any economic harm. ENARGAS’s intention is to promote more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands. These rights have not been exercised by any clients yet. In case they are exercised, the associated revenue reduction will be compensated by the revenue increase generated by the new firm transportation contracts resulting from the open bidding.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily firm and interruptible transportation deliveries for 2011, 2010 and 2009:

	December 31,
	For the year ended
	2011	2010	2009
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGAS	664	632	678
Camuzzi Pampeana	343	360	357
Camuzzi Sur	240	247	279
BAN	261	258	268
Others	597	604	519
Subtotal firm	2,105	2,101	2,101
Subtotal interruptible	219	159	95
Total	2,324	2,260	2,196
Average annual load factor (1)	81%	79%	79%
Average winter heating season load factor (1)	75%	85%	86%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2011, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our endeavor was reflected in a compressor availability average of 95.9%. In this effort, we actively cooperated with the connection of the natural gas re-gasifying tanker (hired through Energía Argentina S.A. (“ENARSA”) and discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License was still pending) and a growing gas demand in all segments of the Argentine economy, the Argentine government established in April 2004, through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by

MPFIPyS, the framework for the creation of a trust fund (the “Gas Trust”) aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the General San Martín pipeline transportation capacity for approximately 102 MMcf/d. The expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the expansion (including Value Added Tax (“VAT”) in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 25 million.

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a Letter of Intent to carry out a second, significantly larger, expansion of the gas pipeline system. This second expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (completed in March 2010), which permits the transportation of more natural gas from the Austral basin. As of December 31, 2011, 307 MMcf/d of the second expansion project has been completed and is operational. The remaining 71 MMcf/d is expected to be completed in different stages during 2012.

Ownership of the works of the second expansion is vested in a Gas Trust fund and the investment is being financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed to the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the works come into service, we will be in charge of their operation, maintenance and the rendering of firm transportation services. For these services, we are paid a monthly Charge for Access and Use (“CAU”). The CAU is less than the transportation tariff because we are not required to make any investment in the construction of this pipeline expansion.

The new pipeline in the Magellan Strait has a length of 24 miles and a transportation capacity of 600 MMcf/d. This work required the technical support of Petrobras Argentina (under the scope of the Technical Assistance Service Agreement—See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement” below), which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A. This project was completed in March 2010. As of December 31, 2011, 307 MMcf/d of the second expansion project had been completed and become operational.

In May 2011, we received Valores Representativos de Deuda (“debt securities”) from the Gas Trust, issued February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 consecutive and equal monthly installments and as adjusted by the Coeficiente de Estabilización de Referencia (“CER”), or the Reference Stabilization Ratio as published by the BCRA, and bearing interest plus a spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the Gas Trust funds agreed the terms and conditions under which we will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

In addition, the management agreement corresponding to the works initiated in 2006 was amended in order to include management services associated with an expansion project, which will increase the firm transportation capacity by 131 MMcf/d. Under the management agreement, we will receive a total of Ps. 37 million. The agreement provided for an advance payment equal to the 20% of the total remuneration. This amount was paid, 10% in cash and 90% in the form of debt securities from the Gas Trust. The securities amortize principal in 96 consecutive and equal monthly installments and are adjusted by the CER and bear a spread of 8% from their date of issue.

System Improvements. In 2011, 2010 and 2009, we made capital expenditures for system improvements in the aggregate amount of approximately Ps. 91.2 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports, we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our system pipeline has to comply with, we conduct inspections with the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities would imply that we may increase safety measures in certain sections of the system.

Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; and in the previous five years we have not had significant ruptures in our system’s pipeline.

In order to identify any Stress Corrosion Cracking (“SCC”) that may occur in our pipelines, we conduct hydrostatic tests which do not require impact in the interruption of gas transportation service. In addition, we use a model in order to detect in our pipelines areas liable to SCC. In 2011, we ran a new SCC detection tool through 210 miles of pipeline.

We also carry out internal inspection of the pipeline to detect external corrosion, through the use of high resolution inspection devices, which are called smart pigs. In 2011, we did not detect high levels of external corrosion. However, in order to maintain the integrity of the pipeline, we recoated or replaced the affected pipeline section, depending on the level of deterioration.

To minimize the effect of external corrosion, we have continued to expand implementation of the telemetry system through the installation of cathodic protection equipment, which allows us to know the status of the system in real time.

Technical Assistance Service Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods. The Settlement Agreement, mentioned in “—Our History and Development—General,” includes a term which provides for the assignment of the Technical Assistance Agreement to Petrobras Argentina. This assignment, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. Since that date, Petrobras Argentina has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international gas transportation industry standards and in compliance with certain Argentine environmental standards. With the prior approval of ENARGAS and our Board of Directors, in December 2011, we and Petrobras Argentina agreed to a Technical Assistance Service Agreement for a three-year term, expiring on December 27, 2014 which generally contains the same terms as the Technical Assistance Agreement, as amended. However, the Technical Assistance Service Agreement is not automatically renewable upon expiration and the currency for the technical assistance fee paid to Petrobras Argentina was changed from U.S. dollars to Argentina pesos.

The Technical Assistance Service Agreement sets out the services to be provided by Petrobras Argentina to us, at the request of our Chief Executive Officer (“CEO”), in return for payment of a technical assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year. The services to be provided by Petrobras Argentina to us under the Technical Assistance Service Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine government. In addition, prior to its privatization, Repsol-YPF S.A. (“Repsol-YPF”) or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, Law No. 24,076 (the “Natural Gas Act”) and Presidential Decrees Nos. 1,189/92 and 1,738/92 were passed providing for the privatization of GdE. The Natural Gas Act and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our transportation system is connected to the two distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the distribution systems serving the greater Buenos Aires area and, to a limited extent, the distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a distribution system with TGN, we are the principal supplier of gas transportation services.

The Natural Gas Act and the related decrees granted each privatized gas transportation company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Act also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$ 0.97/million British thermal units (“MMBtu”) at the wellhead, which had been the regulated price since 1991. Pursuant to Presidential Decree No. 2,731/93, gas prices were deregulated as of January 1, 1994.

On February 13, 2004, the Executive Branch signed two decrees related to the natural gas market in order to secure the adoption of measures to normalize the supply of natural gas. The Executive Branch, through Presidential Decree No. 180/04, established the creation of the Electronic Gas Market (“MEG”) with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot market and the transportation and distribution to secondary markets along with the shaping of efficient prices through free offer and demand interaction. To that purpose, all firm transportation capacity unallocated for the following day is to be marketed through the MEG and the proceeds used at the discretion of the Federal Energy Bureau. Unallocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily unallocated capacity, which might have a material impact on our interruptible transportation revenues. Despite the MEG’s commencement of operations in August 2005, it has not begun overseeing or requiring such transactions.

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

In order to increase the production of natural gas, the Argentine government launched the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices. In 2010, the Argentine government increased the price paid to gas producers who invest in new fields, shale and tight gas. According to the Federal Energy Bureau, it is expected that Gas Plus Program projects would generate investments for more than US$4.2 billion and add nearly 1.8 Bcf in the next three years.

Demand for Natural Gas. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the increase and breakdown of natural gas consumption in Argentina between 2011 and 2003 by class of user:

Source: ENARGAS

A sharp increase in natural gas demand occurred, starting in 2003, as a consequence of: (i) the recovery of certain industries in the Argentine economy since 2003, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2011. As a result, natural gas became, by far, the cheapest fuel in Argentina and there are high rates of substitution of natural gas for other fuels in industry, power plants and vehicles. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years. As of the date this Annual Report, there are constraints on the supply of natural gas resulting from governmental restrictions on increases in the wellhead price of natural gas, as well as limits on increases in the transportation and distribution tariffs.

The following table sets forth local natural gas consumption by type of user since 2003:

	Local gas consumption (1) - Million cubic feet per day
	2003	2004	2005	2006	2007	2008	2009	2010	2011
Residential (2)	702.8	713.4	769.9	769.9	935.8	886.4	882.9	960.6	1,002.9
Comercial	98.9	109.5	109.5	105.9	120.1	116.5	123.6	120.1	123.6
Industries (3)	893.5	935.8	974.7	1,055.9	1,041.8	1,059.4	1,006.5	1,024.1	1,084.2
Power plants	847.5	999.4	1,034.7	1,105.3	1,179.5	1,257.2	1,204.2	1,115.9	1,253.7
CNG	254.3	293.1	307.2	293.1	275.5	264.9	254.3	257.8	268.4
Others (4)	176.6	183.6	173.0	190.7	169.5	173.0	176.6	180.1	169.5
Total	2,973.5	3,234.8	3,369.0	3,520.9	3,722.1	3,757.5	3,648.0	3,658.6	3,902.3

References:

(1)

Includes: distribution users, commercial by-pass, by-pass physical and off system users.

(2)

Includes subdistributors.

(3)

Excludes shrinkage gas (“TRP”) from the Cerri Complex, which is included in Others.

(4)

Includes consumption of TRP from the Cerri Complex and Official Bodies.

Sources: ENARGAS, based on data from the Licensees and off system users.

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

•

construction of a new pipeline which connects the Bolivian natural gas basins with the northeastern region of Argentina;

•

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

•

importation of natural gas from Bolivia, electricity from Brazil and Uruguay, and fuel oil and gas oil from Venezuela and others countries, the latter as an alternative fuel to natural gas, and to reduce natural gas exports to Chile;

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

•

construction of two thermal power plants financed by the Argentine government and construction of power plants; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance gas and electricity expansions and the import of natural gas.

In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License was still pending) and a growing gas demand in all segments of the Argentine economy, the Argentine government established in April 2004, through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by MPFIPyS, the framework for the creation of gas trusts aimed at providing an alternative process for financing the expansion of the national gas transportation system. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” above for current expansion projects in progress.

Since 2008, ENARSA has contracted a liquefied natural gas regasification ship, which allows the injection of natural gas into the pipeline at the Bahía Blanca Harbour in order to cover the higher demand in the winter season. In recent years, injections of natural gas from the ship have played an important role in satisfying the growing natural gas demand during the coldest months of the year. In 2011, re-gasified natural gas injected into the system at the Bahía Blanca Harbour through the re-gasification tanker grew by over 30% to 83.0 billion cubic feet. Furthermore, in May 2011 a new LNG re-gasification station was added at the Escobar Harbour, delivering to the system an average of 247 MMcf/d. ENARGAS assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship to the existing transportation pipeline.

In 2011, natural gas supplies from Bolivia increased by approximately 106 MMcf/d, reaching a daily average above 247 MMcf/d, mainly due to the inauguration of the Juana Azurduy Pipeline in June 2011. In 2012 Bolivia is expected to increase its deliveries to Argentina by 410 MMcf/d, under the terms of the agreement entered into in 2006 by both countries, and amended in May 2010. The term of this agreement extends to 20 years and foresees a maximum supply of 978 MMcf/d. The Juana Azurduy Pipeline crosses the border between both countries and is connected to a compressor plant in Campo Durán, Argentina. In the future, this link pipeline will be connected to the Noreste pipeline, the construction of which is expected to start in 2012. This new pipeline will supply natural gas to the provinces still not reached by natural gas pipeline systems.

With the objective to increase natural gas supply, YPF S.A. presented a project to be developed jointly with ENARSA for the construction of a harbour in the proximities of the city of Bahía Blanca to receive LNG tankers as from the year 2013 and for the installation of the re-gasification tanker, which would deliver between 494 and 706 MMcf/d to the system. The project also foresees the construction of a re-gasification plant on land, which would come into service as from the year 2014 and would allow the injection of 883 MMcf/d.

In April 2012, the Executive Branch issued Decrees No. 530/12 and 557/12 which calls for the  30-day intervention of YPF S.A. and YPF Gas S.A, giving the Executive Branch temporary management of YPF S.A. and YPF Gas S.A. The Executive Branch also sent to Argentine National Congress a proposed law seeking the expropriation of the 51% of YPF S.A. and YPF GAS S.A. capital share owned by Repsol YPF S.A. As of the date of issuance of this Annual Report the draft law is under debate in Argentina National Congress.

Gas Supply. For the most part, Argentina’s gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 58.3% of the gas transported by our system in 2011 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2010, production in 2010 (the last year for which information is available) and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(1)(2)	Production 2010	Reserve Life(3)
		Bcf	Bcf	(years)
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	5,700	902	6
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	3,800	361	10
Golfo San Jorge	Chubut, Santa Cruz (north)	1,600	142	11
Cuyo	Mendoza (north)	40	2	20
Noroeste	Salta, Jujuy, Formosa	1,500	168	9
Total		12,640	1,575	8

(1)

Estimated as of December 31, 2010. There are numerous uncertainties inherent in estimating quantities of proved gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at 2010 production levels.

Source: Federal Energy Bureau

Neuquén Basin. The largest of the gas basins and the major source of gas supply for our system is the Neuquén basin, located in west central Argentina. However, in recent years, its proved gas reserves have been decreasing sharply as a result of exploitation as new gas reserves have not been found in order to replace the natural gas produced. In 2011, non-conventional natural gas was discovered in this basin, and this new gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Nequén basin. The TGN system also accesses the Neuquén basin. Of the transported gas coming from the Neuquén basin, approximately 62% was transported by us and approximately 38% by TGN for the year ended December 31, 2011.

Austral and Golfo San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Camuzzi Sur also transports gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin’s existing gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin. The Austral and Golfo San Jorge basins increased their natural gas production, which led to higher deliveries to the system, as transportation capacity expansions in the General San Martín pipeline operated by us came into service in 2010 under the Gas Trust Fund Program promoted by the Argentin Government. As of the date of this Annual Report, information regarding capacity has not been announced. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” above for current expansion projects in progress.

Regulatory Framework

Industry Structure. The Natural Gas Act, together with Presidential Decree No. 1,738/92, other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of gas in Argentina. Law No. 17,319 (the “Hydrocarbons Law”) regulates the midstream gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we operated until 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

Natural gas transportation and distribution companies operate in an “open access,” non-discriminatory environment under which producers and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Act, applicable regulations and the licenses of the privatized companies. In addition, a regime of concessions under the Hydrocarbons Law is available to holders of exploitation concessions to transport their own gas production.

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

ENARGAS, which was established by the Natural Gas Act, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Act, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Act, ENARGAS is required to be governed by a Board of Directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for a 180-day term, consecutively, through government decree. In February 2012, the Executive Branch extended its intervention but of ENARGAS and also, appointed a sub-inspector. Executive Branch intervention is due to investigation of ENARGAS’s possible involvement in alleged improper payments made by a sub-contractor hired by a third party engaged by the Gas Trust in connection with the construction of a portion of the 2005 expansion project.

ENARGAS, which operates within the purview of MPFIPyS, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Act on each company’s license.

Most of the electrical power stations do not have firm gas supply agreements and, as a result of the gas shortage in Argentina, have increasingly used imported natural gas and used alternative fuels that are more expensive than natural gas produced in Argentina. In 2004, the Executive Branch issued Presidential Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm gas supply contracts. On April 21, 2004, MPFIPyS issued Resolution No. 208/04 that ratified an agreement between the Federal Energy Bureau and gas producers to give effect to this new system.

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

Under these circumstances and our License, when ENARGAS asks us to restrict the provision of natural gas to clients who hold firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS’s instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

At the end of May 2007, due to a rise in demand for gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under this resolution for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought a legal action against us, in respect of such service interruptions. In this action, ENARGAS ruled in our favor.

During the winter of 2007, natural gas production did not meet demand, which was higher than in previous years, due to a number of factors, including: economic growth; lower hydroelectric generation; and, intense cold weather. At no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles according to instructions from the governmental committee referred to above during the emergency, without considering whether other users had firm or interruptible natural gas supply and/or transportation contracts. From 2008 until the date of this Annual Report, natural gas demand from the residential segment has been lower than in 2007 as a direct consequence of warmer weather. During this same period, higher demand from the industrial and electric power plants sectors has been observed. This increased demand from the industrial and electric power plants sectors has resulted in a supply shortage. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system, the Argentine government continued to impose restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

In order to comply with this policy, since February 2008, gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, MPFIPyS and ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volume among the different types of consumers by interrupting the natural gas exports and the supply to certain large industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. To clarify the criteria applied to make adjustments to the daily natural gas deliveries, in October 2010, ENARGAS issued Resolution No. 1,410/2010 which establishes a procedure for the management of the dispatch of natural gas.

During the winter of 2011, our gas pipeline system satisfactorily met the demand for natural gas due to increased natural gas imports from Bolivia resulting from a second LNG re-gasification tanker in Escobar, connected to TGN transportation system, and the expansion of the facilities of the re-gasification tank located in the Port of Bahía Blanca, connected to our system.

The injection of re-gasified gas by ENARSA to the main TGS and TGN pipeline systems was significantly higher in 2011, reaching a total volume of nearly 141.3 Bcf/d compared to 63.0 Bcf/d in 2010.

With the purpose of re-directing and allocating the supply to higher priority consumers, mainly residential, commercial and CNG stations, restrictions to gas supply to the industrial sector continued in the winter of 2011, although to a lower extent, thanks to the factors mentioned in the last paragraph. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with us, as well as industries in different distribution areas of the country.

The Executive Branch, through Presidential Decree No. 180/04, among other measures, established the creation of MEG with the purpose of improving the transparency of financial and operating performance, the coordination of daily transactions both of the gas spot and the transportation and distribution secondary markets along with the shaping of efficient prices through supply and demand free interaction. To that purpose, all firm transportation capacity non-allocated for the following day shall be marketed through the MEG and the proceeds from that capacity sale will be used in accordance with criteria established by the Energy Bureau. Non-allocated capacity includes remaining capacity not used in any of the transportation systems or pipelines. This implies that we are bound to offer daily non-allocated capacity that complies with this condition in the MEG, which might have a material impact on our interruptible transportation revenues. In 2011, the MEG has gradually been used to perform specific transactions which did not have a negative impact on us or our interruptible gas transportation business.

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

Our License also prohibits us from assuming debt of, or granting credit to CIESA, creating security interests in favor of, or granting any other benefit to, creditors of CIESA.

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

Note: The gross receipts tax is not included in such transportation rates

Source: ENARGAS Resolution No. 2,496/02

The CAU is a charge created by ENARGAS for the purpose of compensating TGN and us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the gas trusts and us since 2007. This charge is paid by the clients which required the additional transportation capacity and those who financed their expansions by means of advance payments and is set by ENARGAS. In 2011, we recognized revenues of Ps. 42.0 million as a result of the CAU. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Since January 1, 2000, however, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit started to determine the legality of tariff adjustments through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustments to reflect PPI, which was legitimate according to the regulatory framework agreed upon in the privatization, had become unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and, since 2002, we have discontinued such accrual.

The Public Emergency Law and UNIREN. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2013.

In July 2003, UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and MPFIPyS. This unit, which is the successor of the former Committee for the Renegotiations of Public Services and Works Contracts, is conducting the renegotiation of contracts related to utilities and public works, and is empowered to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in our renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion, (ii) a draft agenda which was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which settled for the renegotiation of the regulatory framework.

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

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine government. However, two of our shareholders at the time, Ponderosa as a controlling company of EPCA, currently CIESA’s minority shareholder, and Enron Argentina CIESA Holding S.A. (“EACH”), informed us of the existence of a claim which, Ponderosa jointly with Enron, had initiated against the Argentine government before the ICSID, an affiliate of the World Bank, and stated that Ponderosa would only consider waiving its claim if it has received fair compensation. The subsequent history of this claim and related developments is described above under “A. Our History and Development—General—Controlling shareholders.”

On October 9, 2008, we signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for improvements in our pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan of Ps. 92.9 million using our own funds, and in September 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, we requested ENARGAS authorization to issue the tariff schedule including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to SCyCG, which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and SCyCG provided the information required by the judge on October 19, 2010. On November 8, 2010 we were served notice of the judgment that upheld the acción de amparo filed by us. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by us.

Moreover, on November 16, 2010, we received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the Renegotiation Process must be suspended. On November 18, 2010, we requested the suspension of the acción de amparo mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless the Board of Directors, before or at the expiration of each period decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, we requested ENARGAS and MPFIPyS to join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters of the Autonomous City of Buenos Aires set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide –within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the October 2008 transitional agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. As of the date of this Annual Report, said actions have not been resolved and ENARGAS has still not authorized the tariff increase.

According to the October 2008 transitional agreement, we should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2013. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we received an integral license renegotiation agreement proposal from UNIREN (which includes the initial 20% tariff increase). In October 2011, we received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. We approved the new proposal, which allows UNIREN to initiate the administrative procedure for finalizing the proposal; however, as of the date of this Annual Report, the new proposal, including the tariff increase, is still not effective. The new proposal is expected to be finalized and signed by UNIREN after the approval of the relevant regulatory agencies, including, among others: the Federal Energy Bureau, MPFIPyS, the Ministry of Economy, the National Congress, and the Executive Branch.

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

Upon expiration of our License, we will be required to transfer to the Argentine government or its designee the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

•

the net book value of the essential assets determined on the basis of the price paid by CIESA for shares of our common stock plus the original cost of subsequent investments carried in U.S. dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS (since the enactment of the Public Emergency Law, this provision may no longer be valid); or

•

the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, we will be entitled to participate in the New Bidding, and thus, we shall be entitled to:

•

submit a bid computed at an equal and not lower price than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business providing the licensed service at the valuation date, as a going concern and without regard to the debts;

•

obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraisal value;

•

match the best bid submitted by third parties in the New Bidding, if it would be higher than our bid mentioned above, paying the difference between both values to obtain the new License;

•

if we have participated in the New Bidding but are unwilling to match the best bid made by a third party, receive the appraisal value as compensation for the transfer of the essential assets to the new licensee, with any excess paid by the third party remaining for the grantor.

Under Argentine law, an Argentine court will not permit the enforcement of a judgment on any of our property located in Argentina which is determined by the courts to provide essential public services. This may adversely affect the ability of a creditor to realize a judgment against our assets.

Under a transfer agreement we entered into in connection with the privatization of GdE (the “Transfer Agreement”), liabilities for damages caused by or arising from the GdE assets are allocated to either GdE or us depending on whether any such damage arose or arises from the operation of the assets prior to or following the commencement of our operations (“Takeover Date”). Also, pursuant to the Transfer Agreement, we are responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE was responsible for five years until December 1997 for the registration of easements related to the system, which were not properly recorded, and for the payment to property owners of any royalties or fees in respect thereof. Since 1998, we have been responsible for properly recording any remaining easement agreements and for making payments of royalties or fees related to such easements. See “Item 8. Financial Information.”

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

To a limited extent, we compete with TGN on a day-to-day basis for interruptible transportation services and from time-to-time for new firm transportation services made available as a result of expansion projects to the distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Pampeana, MetroGAS and BAN). We compete directly with TGN for the transportation of gas from the Neuquén basin to the greater Buenos Aires area.

Additionally, this situation will be affected by the operation of the MEG, which by regulation requires that all firm transportation capacity not allocated for the following day must be marketed through the MEG and the proceeds from that capacity sale must be used in accordance with the Federal Energy Bureau’s requirements. For further information, see “Item 4. Our Information—Business Overview—Gas Transportation—The Argentine Natural Gas Industry.”

The cost of gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

The Noreste pipeline is a project, lead by the Argentine government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The construction of the Noreste pipeline is expected to start in 2012. The transportation capacity of this pipeline is anticipated to be approximately 978 MMcf/d.

In March 2010, the governments of Argentina and Bolivia signed an addendum to the agreement entered into by both countries in 2006, with the purpose of achieving a 706 MMcf/d increase in natural gas imports, which has been implemented in stages, since 2010. This agreement is expected to expire in 2026.

In addition, in May 2011 the Argentine government, through ENARSA, finalized the construction of a liquefied natural gas regasification plant in Escobar, which, together with the project recently launched for the construction of a new liquefied natural gas regasification plant located in the south of Cerri Complex, among other projects, is intended to cover the natural gas market deficit.

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

Our liquids production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral gas basins. The owners of the extracted liquids are required to make in-kind deliveries of additional gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the gas. The results of our liquids production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

We operate our liquids business under two different types of contractual arrangements:

•

Liquids production and commercialization for our own account: Under this type of arrangement, the liquids products obtained at our Cerri Complex belong to us. We purchase natural gas in order to replace thermal units consumed in the liquids production process and agree with certain natural gas distributors and certain producers on the payment of richness contribution incentives for natural gas with the possibility of higher liquid extraction in order to maximize the liquids production in the Cerri Complex. This category of our liquids business is most important in terms of revenue, percentage of transactions and profit.

•

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

In the local market, we sell our production of propane to marketers at prices set semi-annually by the Federal Energy Bureau. On September 30, 2008, the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the butane bottles whereby the industry players committed to a substantial reduction in the price of butane bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price, which was authorized by the Argentine government.

We sell our LPG exports to Petredec Limited under an export agreement that started on January 1, 2011, following a private bidding process that resulted in a significant improvement for us in terms of prices. The contract provides for sales of approximately 248,017 short tons at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract will expire on April 30, 2012. We will initiate negotiations with customers for a new agreement to replace the existing one.

In July 2011, we entered into an agreement for the sale of natural gasoline to Petroleo Brasileiro S.A. (“Petroleo Brasileiro”), which is the affiliate of Petrobras Argentina, which along with a subsidiary, is a 50% shareholder of CIESA, our controlling shareholder. This agreement provides for sales of approximately 9,921 short tons per month at the NWE Ara price, less a fixed discount per metric ton. The agreement will run until November 30, 2012.

Ethane is sold to PBB under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,376 short tons per year. The price was fixed until December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. In 2008, the price was approximately 20% higher than the initial price and in 2009 the price increased by 10% over the 2008 price. The prices for 2011 and 2010 each increased 8% per annum over the prior year’s price. We are currently negotiating with PBB the price for 2012.

This business segment also comprises storage and dispatch by truck and subsequent shipment of the liquids extracted at the Cerri Complex in facilities located in Puerto Galván. LPG and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. Any ethane extracted at the Cerri Complex, which cannot be sold to PBB, is reinjected into the pipeline.

The liquids production and commercialization segment increased its percentage of our total revenues from 19% in 2001 to 64% in 2011, as a consequence of the adverse change in the regulated gas transportation segment, and the rises in the international prices of LPG and natural gasoline experienced during recent years (despite the temporarily sharp decline in the fourth quarter of 2008), which generated higher revenues principally from exports. The negative impact of lower international prices and, to a lesser extent, of lower LPG exports were offset by the effect of the Argentine peso devaluation on the revenues stated in this currency. If prices remain low, it could have a significant adverse effect on our future earnings from this market.

The annual sales of the Cerri Complex for 2011, 2010 and 2009 in short tons were as follows:

	2011	2010	2009
Ethane	345,270	334,455	358,801
LPG	505,901	544,856	526,275
Natural Gasoline	106,096	111,395	109,748
Total	957,267	990,706	994,824

Our management anticipates that future expansions of the pipeline system will provide new opportunities in the liquids production and commercialization business and lead to related increases in revenues from our gas transportation and liquids production and commercialization businesses.

Since 2007, the Cerri Complex has experienced natural gas supply interruptions in the colder months as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the reduction in natural gas production. These natural gas supply interruptions have been decreasing as a consequence of the growing imports of natural gas, which have been injected into the pipeline system by liquefied natural gas regasification vessels. Since 2008, these natural gas injections provided the local market with increasing quantities of natural gas, which amounted to 27.6 Bcf, 63.0 Bcf and 139.2 Bcf in 2009, 2010 and 2011, respectively.

In November 2008, through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of the transportation and/or distribution regulated services, (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems, and (iii) the natural gas processing companies, in order to finance the import of natural gas. Certain entities, including us, were selected to receive a subsidy for the payment of the tariff charge since December 2008. However, in November 2011, ENARGAS issued Resolution No. 1,982/11, which modified the list of subsidy recipients and accordingly increased the tariff charge applicable to us, effective as of December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas consumed, representing a significant rise in our costs for natural gas processing. Based on our sensitivity analysis estimates if the tariff charge increase had been effective during our fiscal year ended December 31, 2011, the impact of such increase, taking into account the volumes of natural gas consumed, our Liquids sales in 2011 and our current ability to pass through the increased charge to one of our liquids customers, would have been Ps. 69.1 million or 29.9% of our net income for 2011. As such, this increase is expected to have a material adverse effect on our results of operations commencing 2012.

Furthermore, in April 2005, the Argentine government enacted Law No. 26,020 which set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Consequently, we are not able to select freely the markets to allocate LPG production and need a written authorization from the Federal Energy Bureau for each export operation. As we are effectively required to meet domestic demand before exporting significant amounts of LPG, we forego revenues from foreign markets with higher prices than those established for local consumers, which have remained fixed since September 2005 by the Federal Energy Bureau, in order to satisfy the minimum market demand stated by the Federal Energy Bureau.

Since 2002, LPG and natural gasoline exports have been subject to a tax on exports. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

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

Competition

Repsol-YPF, together with Petroleo Brasileiro and Dow Chemical, created Compañía MEGA S.A. (“MEGA”), which, at the end of 2000, finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Any resulting lower production associated with gas with lower liquids content arriving at the Cerri Complex, as well as any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from liquids production and commercialization services.

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

After the issuance of Resolution No. 1,982/11, mentioned above, which increases the tariff charge applicable to us and our clients, we are currently analyzing different alternatives to ensure the supply of natural gas at reasonable prices for our consumption and the sustainability of our liquids production and commercialization business.

OTHER SERVICES

Other services activities are not subject to regulation by ENARGAS.

Our other services are mostly comprised of midstream activities and telecommunication services. Through midstream services, we provide integral solutions related to natural gas from the wellhead up to the transportation systems. The services are comprised of gas gathering, compression and treatment, as well as construction, operation and maintenance of pipelines, which are generally rendered to natural gas and oil producers at the wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters, and are rendered directly or through the subsidiaries Gas Link S.A. (“Link”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

In respect of our construction services in 2011, we provided new construction services associated with an extension of inflow facilities for regasified LNG from ships at Puerto de Ingeniero White near Bahía Blanca. In 2011, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF S.A., and Petrobras Argentina, we provided a range of technical services related to connection to the gas transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers for these services, include, among others, Aluar Aluminio Argentino SACI, Emgasud S.A., ENARSA, YPF S.A., Tecpetrol S.A., Profertil S.A., Arpetrol S.A. and Roch S.A.

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

In 2010, Telcosur entered into agreements for the extension of existing agreements and closed new deals with telecommunication companies and corporate customers in order to consolidate business both in the mid and long term. Telcosur’s customers include Silica Networks, British Telecom, Intesar, and Prosegur, among others. In addition, Telcosur has made progress in the implementation of its hybrid network, of radio and optic fiber throughout its whole area of service, by means of the execution of agreements with telecommunications infrastructure suppliers and the implementation of several expansion works.

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina.

(2) Incorporated in Uruguay.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render gas transportation service through a pipeline system that is 5,718 miles long, of which we own 4,765 miles. We manage the transportation of gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 60-70 kg/cm2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller gas pipelines. Information with respect to certain aspects of our main gas pipelines as of December 31, 2011, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (kg/cm2)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,063	24/30	60	53	17	447,200
Neuba I/Loop Sur	732	24/30	60	15	5	61,300
Neuba II	1,064	30/36	70	20	6	181,300
Other (1)	906	Various	Various	6	3	7,500
Total	4,765			94	31	697,300

(1)

Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline principally serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia.

Additionally, as we discussed in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions” and “Item 4. Our Information—D. Property, Plant and Equipment—Gas Transportation,” in recent years this pipeline has been expanded by the Gas Trust in order to satisfy the growing gas demand in the Argentine economy.

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

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 116 MMcf/d and a total compression capacity of 32,200 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2011:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	88	27,000
Plaza Huincul	28	5,200
Total	116	32,200

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province which consist of: (i) a flexible and modern microwave digital network with SDH technology over more than 2,859 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West, Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South; and (ii) a dark fiber optic network, with approximately 1,056 miles, which covers the routes: La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network, with approximately 374 miles, which covers the route Puerto Madryn – Pico Truncado.

In addition, the following networks were installed in 2009 and lit in 2010 or 2011: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a fiber optic network, with approximately 497 miles, which covers the route Bahía Blanca – Puerto Madryn; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado – Río Gallegos.

Safety, Occupational Health, Environment and Quality

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

We have established an environmental and industrial safety investment plan for the period of 2012-2014 with a budget of approximately US$ 14.6 million.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 and the report of our registered public accounting firm included elsewhere herein. Such Financial Statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV. See Note 12 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of net income and total shareholders’ equity. The differences involve methods of measuring the amounts shown in the consolidated Financial Statements as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

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

For information relating to the presentation of financial information see “Presentation of Financial and Other Information.”

Critical Accounting Policies and Estimates

Except as further discussed under “Presentation of Financial and Other Information,” we prepare our Financial Statements in pesos and in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders’ equity as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, see Note 12 to our Financial Statements.

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

Under Argentine GAAP, we consider the carrying value of a long-lived asset is impaired when the expected cash flows from such asset are separately identifiable and less than its net carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, we continue to apply the provisions of FASB Accounting Standards Codification (“ASC”) 360. As indicated above, under ASC 360, the carrying value of a long-lived asset is considered impaired when the expected undiscounted cash flows from the asset are separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset.

There has been no impairment during the three years ended December 31, 2011, 2010 and 2009.

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

•

It requires our management, in determining fair market value, to make estimates and assumptions (such as, future revenues and cost of revenues) that are highly susceptible to change from period to period.

•

The impact that recognizing or reversing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and are expected to continue to do so, especially due to the pending tariff renegotiation process.

•

In order to project future cash flows, we have made certain projections of LPG prices and estimates in connection with the tariff adjustments we expect we will have in the future. However, due to the uncertainties surrounding the tariff renegotiation process, these estimates are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. In addition, the volatility of the Argentine economy also makes the selection of an appropriate discount rate a highly subjective process.

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

•

It requires our management to make estimates and assumptions that are highly susceptible to change from period to period.

•

The impact that recognizing or reversing provisions for allowances and contingencies would have on our consolidated balance sheet as well as on the results of our operations could be material.

Adoption of International Financial Reporting Standards (“IFRS”) Issued by the International Accounting Standard Board (“IASB”)

On December 29, 2009, CNV issued Resolution No. 562, which provides for the application of TR No. 26 approved by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). This TR establishes that certain Argentine companies, which are subject to the Argentine Public Offering Regime (Law No. 17,811), will be required to adopt IFRS issued by the IASB. The application of such standards was effective for financial statements issued for the interim periods and fiscal year beginning January

1, 2012. However, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12–Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012 the CNV issued Resolution No. 600, which postpones CNV listed companies in the gas industry the mandatory adoption of the IFRS for financial statements issued for the interim periods and fiscal year beginning January 1, 2013.

We prepared an implementation plan for the adoption of said accounting rules under the regulations established by the Resolution No. 562, which was approved by the Board of Directors’ Meeting held on April 8, 2010.

We expect to adopt IFRS, with a transition date of January 1, 2012. Accordingly, we have begun to identify the more significant differences regarding valuation between the IFRS and our current accounting standards, the election of alternative criteria regarding valuation and the procedures that we must follow when we adopt IFRS for the first time as the basis for preparing our financial statements, established in IFRS 1–First-time adoption of IFRS (“IFRS 1”). In particular, we will adopt the following:

•

Initial recognition and measurement in components of Property, Plant and Equipment (“PP&E”) for the purpose of Production and Commercialization of Liquids:  We will adopt the option provided by IFRS 1, that certain components of PP&E may be measured at their fair value at the opening IFRS statement of financial position as from the transition date. This fair value becomes the deemed cost for the issuance of financial information for subsequent years. For the rest of the components of PP&E, the deemed cost will be the cost of the fixed assets restated under Argentine GAAP.

•

Capitalized foreign exchange differences under regulations established by Resolutions No. 87/03 and No. 3/2002: We will apply provisions of IFRS 1 that permit us to keep the foreign exchange difference as part of the value of the assets for the purpose of the rendering of the gas transportation service.

•

Measurement after recognition in components of PP&E: Upon adoption of IFRS for the first time, we may choose the treatment for the measurement of components of PP&E. The International Accounting Standard 16–Property Plant and Equipment (“IAS 16”) provides that an entity shall choose either the “cost model” or the “revaluation model.” We will choose to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of said assets, determined as of the transition date.

Differences between Argentine GAAP and US GAAP

Our Financial Statements and the information shown in this section have been prepared in accordance with Argentine GAAP, which differs in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X promulgated by the SEC. The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2011 and 2010, and net income for the years ended December 31, 2011, 2010 and 2009:

•

the accounting for income taxes;

•

the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are treated as expenses under US GAAP;

•

the capitalization of interest costs;

•

the deferral of certain pre-operating and organizational expenses under Argentine GAAP, which are expensed as incurred under US GAAP;

•

the accounting for tax credits;

•

the impact of US GAAP adjustments on equity investees; and

•

the accounting for current investments.

Note 12 to our Financial Statements, included elsewhere in this Annual Report, provides a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2011 and 2010 and net income for the years ended December 31, 2011, 2010 and 2009. Net income under Argentine GAAP for the years ended December 31, 2011, 2010 and 2009 was approximately Ps. 230.7 million, Ps. 133.1 million and Ps. 210.0 million, respectively, as compared to approximately Ps. 225.0 million, Ps. 226.1 million and Ps. 132.7 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2011, and 2010 was Ps. 1,953.5 million and Ps. 2,698.8 million, respectively, as compared to approximately Ps. 1,882.6 million and Ps. 2,633.6 million, respectively, under US GAAP.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine company and all of our operations and operating assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. In particular, these factors affect our operating costs and revenues.

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that occurred in 2002, (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the regulated tariff for the transportation and distribution of natural gas, and (iv) generally increasing international prices of LPG and natural gasoline.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

	December 31,
	2011	2010	2009	2008	2007	2006	2005	2004	2003
WPI	12.7	14.8	10.0	8.8	14.4	7.2	10.6	7.9	2.0
CPI	9.2	10.5	7.7	7.2	8.5	9.8	12.3	6.1	3.7
Devaluation of pesos vs. US$	8.2	4.6	10.0	9.7	2.8	1.0	1.8	1.7	13.1
Real GDP (%change)	8.9	9.2	0.9	6.8	8.7	8.5	9.2	9.0	8.8
Industrial production (%change)	6.5	9.7	0.1	5.0	7.6	8.4	8.4	10.7	16.2

Source: INDEC, Banco de la Nación Argentina.

In January 2007, INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, modified its methodology for calculating CPI. Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bands and have materially disagreed, and continue to disagree, with INDEC’s official inflation data (as well as other economic data affected by inflation data, such as poverty and GDP estimates). Laws and regulations currently governing the Argentine economy may continue to change in the future and these changes may adversely affect our business, financial condition or results of operations. For more information, see “Item 3. Key Information—D. Risk Factors.” Our Financial Statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environments in Argentina.

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

•

The volume of liquids products we produce and sell;

•

Changes in international prices of LPG and natural gasoline;

•

Changes in the input costs related to the liquids production and commercialization;

•

Fluctuation in the Argentine peso / U.S. dollar exchange rate;

•

Local inflation and its impact on costs expressed in argentine pesos; and

•

Changes in laws or regulations affecting our operations, including tax matters.

MetroGAS, our largest distribution customer, began a reorganization process on June 17, 2010. We do not believe that this reorganization will materially impact our gas transportation business.

Discussion of Results of Operations for the Three Years Ended December 31, 2011, 2010 and 2009

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2011, 2010 and 2009, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2011 compared to year ended December 31, 2010		Year ended December 31,	Year ended December 31, 2010 compared to year ended December 31, 2009
	2011	2010	Variation	Percentage Change	2009	Variation	Percentage Change
Gas Transportation	575.6	551.0	24.6	4.5%	669.4	(118.4)	(17.7%)
Liquids production and commercialization	1,179.2	1,010.4	168.8	16.7%	800.5	209.9	26.2%
Other services	99.1	91.6	7.5	8.2%	130.7	(39.1)	(29.9%)
Net revenues	1,853.9	1,653.0	200.9	12.2%	1,600.6	52.4	3.3%
Operating costs	(723.3)	(651.3)	(72.0)	(11.1%)	(613.1)	(38.2)	(6.2%)
Depreciation and amortization	(213.7)	(207.9)	(5.8)	(2.8%)	(205.2)	(2.7)	(1.3%)
Costs of sales	(937.0)	(859.2)	(77.8)	(9.1%)	(818.3)	(40.9)	(5.0%)
Gross profit	916.9	793.8	123.1	15.5%	782.3	11.5	1.5%
Administrative and selling expenses	(364.4)	(308.3)	(56.1)	(18.2%)	(220.8)	(87.5)	(39.6%)
Other operating expenses	-	(122.1)	122.1	100.0%	-	(122.1)	NA
Operating income	552.5	363.4	189.1	52.0%	561.5	(198.1)	(35.3%)
Other expenses, net	(5.7)	-	(5.7)	NA	(27.2)	27.2	100.0%
Gain / (loss) on related companies	1.5	1.2	0.3	25.0%	(0.5)	1.7	340.0%
Net financial expense	(188.8)	(163.2)	(25.6)	(15.7%)	(212.1)	48.9	23.1%
Income tax expense	(128.8)	(68.3)	(60.5)	(88.6%)	(111.7)	43.4	38.9%
Net income	230.7	133.1	97.6	73.3%	210.0	(76.9)	(36.6%)

Year 2011 Compared to Year 2010

Net Revenues

Regulated Gas Transportation Segment. Gas transportation service is our main business activity measured by the invested capital and the resources involved in its operation; however, it is not as significant as our liquids production and commercialization business in our total net revenues because of the pesification of regulated tariffs at an exchange rate of US$ 1.00 = Ps. 1.00, implemented by the Public Emergency Law. The gas transportation segment represented approximately 31% and 33% of total net revenues earned during the years ended December 31, 2011 and 2010, respectively. A substantial portion of our gas transportation service revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity.

Gas transportation revenues for the year ended December 31, 2011 increased by Ps. 24.6 million compared to 2010. This increase is mainly due to the revenues generated by fees received for the operation and maintenance of gas transportation assets owned by the gas trusts and that commenced their operation in 2010 and 2011. Our revenues from these activities were Ps. 42.0 million and Ps. 26.2 million in 2011 and 2010, respectively.

Revenues related to interruptible transportation service amount to Ps. 30.7 million and Ps. 29.5 million for the years ended December 31, 2011 and 2010, respectively.

Through Presidential Decree No. 1,918/09, the Argentine government ratified the transitional agreement signed by us and UNIREN in October 2008. According to this agreement, the funds generated by the tariff increase would be used to carry out an investment plan for our pipeline system. However, the investment plan was executed using our own funds. On September 6, 2011, the investment plan was considered completed by ENARGAS. The October 2008 transitional agreement will be in force until the effective date of the integral license renegotiation agreement to be signed with the Argentine government. In 2010 and 2011 we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. As of the date of this Annual Report said actions have not been resolved and ENARGAS has yet not authorized the tariff increase. For further information, see “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates”.

Liquids Production and Commercialization Segment. Unlike the gas transportation segment, the liquids production and commercialization segment is not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for local markets at low prices, the Argentine government enacted Law No. 26,020, which is discussed further below.

Net revenues from the production and commercialization of liquids segment represented approximately 64% and 61% of our total net revenues during the years ended December 31, 2011 and 2010, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, we recover ethane, propane, butane and natural gasoline for both our own account and on behalf of our customers. In 2011, we sold approximately 61% of our production of LPG in the local market to LPG marketers (59% in 2010). Since January 1, 2011, we export LPG to Petredec Limited. Since July 2011, pursuant to an agreement set to expire on November 30, 2012, natural gasoline is sold to Petroleo Brasileiro. For more information about this agreement, see “Item 4.B—Business Overview—Liquids Production and Commercialization.” Prior to July 2011, we sold our natural gasoline to Petrobras International Finance Company and to Trafigura Beheer B.V. Amsterdam at current international market prices. Ethane is entirely sold in the domestic market to PBB at agreed prices under a long-term contract. We process and sell some of the liquids for our own account, some on behalf of our customers, and some on a fee basis, collecting a commission for the extracted liquids delivered to our customers.

Revenue from the liquids production and commercialization segment increased by Ps. 168.8 million in the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase is mainly due to (i) higher export revenues, which were driven by an increase of between 15% and 24% in average international prices, (ii) higher ethane price, as established by the annual adjustment in price under our contract with PBB and due to a variation in natural gas cost, and (iii) better price adjustments set for the new propane and butane export agreement with Petredec Limited. The positive impact of these price increases was offset in part by a reduction in volumes (7% for propane and butane, and 4% for natural gasoline).

The total annual sales for the Cerri Complex for 2011 and 2010 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2011 compared to year ended December 31, 2010
	(volumes in short tons)		(volumes in short tons)
	2011	2010	Increase / (Decrease)	Percentage Change
Local Market
Ethane	345,270	334,455	10,815	3.2%
LPG	309,698	324,020	(14,322)	(4.4%)
Natural Gasoline	-	440	(440)	100.0%
Subtotal	654,968	658,915	(3,947)	(0.6%)

Exports
LPG	196,203	220,836	(24,633)	(11.2%)
Natural Gasoline	106,096	110,955	(4,859)	(4.4%)
Subtotal	302,299	331,791	(29,492)	(8.9%)
Total	957,267	990,706	(33,439)	(3.4%)

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

Other Services. This segment includes midstream and telecommunications services. Midstream services include gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our affiliates Link, TGU and EGS. Telecommunications services are provided by Telcosur.

In the year ended December 31, 2011, Other Services revenues increased by Ps. 7.5 million in comparison with the year ended December 31, 2010. This increase was mainly due to higher revenues generated by management construction services rendered in connection with pipeline expansion works, as well as revenues generated by works with YPF associated with liquefied natural gas regasifiying to increase its supply capacity.

Costs of Sales

Costs of sales for the year ended December 31, 2011, rose by Ps. 77.8 million, or approximately 9.1%, compared to the year ended December 31, 2010. This increase is mostly attributable to: (i) a Ps. 48.3 million increase in labor costs; (ii) a Ps. 13.8 million rise in the technical assistance service agreement fee; and (iii) a Ps. 11.8 million increase in construction costs.

Cost of sales for the years ended on December 31, 2011 and 2010 represented 51% and 52%, respectively, of net revenues reported in these years.

Regarding processing costs, in November 2008, through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of the transportation and/or distribution regulated services, (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems, and (iii) the natural gas processing companies, in order to finance the import of natural gas. Certain entities, including us, were selected to receive a subsidy for the payment of the tariff charge since December 2008. However, in November 2011, ENARGAS issued Resolution No. 1,982/11, which modified the list of subsidy recipients and accordingly increased the tariff charge applicable to us, effective as of December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas consumed, representing a significant rise in our costs for natural gas processing. Based on our sensitivity analysis estimates if the tariff charge increase had been effective during our fiscal year ended December 31, 2011, the impact of such increase, taking into account the volumes of natural gas consumed, our Liquids sales in 2011 and our current ability to pass through the increased charge to one of our liquids customers, would have been Ps. 69.1 million or 29.9% of our net income for 2011. As such, this increase is expected to have a material adverse effect on our results of operations commencing 2012.

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2011, increased by approximately Ps. 56.1 million, or approximately 18.2%, as compared to the year ended December 31, 2010. This increase was the result of a Ps. 63.7 million increase in export taxes offset to a limited extent by reductions in other areas.

Administrative and selling expenses for the years ended on December 31, 2011 and 2010 represented 20% and 19%, respectively, of net revenues reported in these years.

Other Operating Expenses

The other operating expenses of Ps. 122.1 million reported in 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase that was granted by the Argentine government through Presidential Decree No. 1,918/2009, and which was retroactive to September 1, 2008. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.”

Other Expenses, Net

The details of other expenses, net for the years ended December 31, 2011 and 2010, are as follows:

	Years ended December 31,
	2011	2010
	(in millions of pesos)
Increase in allowances and provisions	(24.9)	(22.8)
Revenues from liquids contract termination agreement	16.0	-
Revenues from firm transportation contract termination agreement	-	18.6
Others	3.2	4.2
Total	(5.7)	-

Gain on Related Companies

In the year ended December 31, 2011, we recorded a gain on related companies of Ps. 1.5 million, compared to the gain of Ps. 1.2 million recorded in the year ended December 31, 2010. The positive variation was due principally to higher earnings on our investments in TGU and EGS.

Net Financial Expense

Net financial expense for the years ended December 31, 2011 and 2010 is as follows:

	Years ended December 31,
	2011	2010
Generated by assets	(In millions of pesos)
Interest income	26.3	16.2
Other receivables discounted value income / (loss)	7.9	(17.0)
Foreign exchange gain	58.9	46.1
Total	93.1	45.3
Generated by liabilities
Interest expense	(144.5)	(128.8)
Foreign exchange loss	(117.3)	(66.7)
Other financial charges	(20.1)	(13.0)
Total	(281.9)	(208.5)
Total net financial expense	(188.8)	(163.2)

Net financial expense increased by Ps. 25.6 million in the year ended December 31, 2011 compared to the year ended December 31, 2010. This increase is primarily due to a lower depreciation of the local currency when compared to the previous year, which is, in turn, explained mostly by the Ps. 37.9 million higher foreign exchange rate loss. This effect was partially offset by a tax receivable discount of Ps. 17.0 million registered in 2010. This tax receivable discount was generated by the derecognition of the tariff increase mentioned above under “—Other Operating Expenses.”

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV regulations and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. The amount of such contingency is an uncertain amount of between US$8 million and US$24 million as of December 31, 2011 (including interest to December 31, 2011) depending on the applicable withholding tax rates determined on payment of interest, which in turn will depend on the country of residence of the noteholders at the date of each interest payment. We do not have information that permits the identification of the country of residence of each noteholder on each interest payment date. We believe that we have sufficient legal grounds to defend our position that no withholding tax was required, and accordingly, we have not recorded any provision in respect of this proceeding. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

Year 2010 Compared to Year 2009

Net Revenues

Regulated Gas Transportation Segment. The gas transportation segment represented approximately 33% and 42% of total net revenues earned during the years ended December 31, 2010 and 2009, respectively.

Gas transportation revenues for the year ended December 31, 2010 decreased by Ps. 118.4 million compared to 2009. This decrease is mainly due to the accounting in 2009 of Ps. 122.1 million relating to the 20% tariff increase that was retroactive to September 1, 2008. For the reasons described in “Item 4. Our Information—B. Business Overview—Regulatory Framework—Adjustment of Rates,” we decided to discontinue the recognition of revenue relating to the 20% tariff increase in December 2010. For further information, see also Note 7.a. to our Financial Statements.

Revenues related to interruptible transportation service amount to Ps. 29.5 million and Ps. 25.9 million for the years ended December 31, 2010 and 2009, respectively.

Liquids Production and Commercialization Segment. Net revenues from the production and commercialization of liquids segment represented approximately 61% and 50% of our total net revenues during the years ended December 31, 2010 and 2009, respectively.

In 2010, we sold approximately 59% of our production of LPG in the local market to LPG marketers (53% in 2009).

Revenue from the production and commercialization of liquids segment increased by Ps. 209.9 million in the year ended December 31, 2010. This increase is mainly due to higher export sales, which were driven by more average international prices that were 30% higher in 2010 than in 2009.

The total annual sales for the Cerri Complex for 2010 and 2009 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Year ended December 31,		Year ended December 31, 2010 compared to year ended December 31, 2009
	(volumes in short tons)		(volumes in short tons)
	2010	2009	Increase / (Decrease)	Percentage Change
Local Market
Ethane	334,455	358,801	(24,346)	(6.8%)
LPG	324,020	277,992	46,028	16.6%
Natural Gasoline	440	-	440	NA
Subtotal	658,915	636,793	22,122	3.5%

Exports
LPG	220,836	248,283	(27,447)	(11.0%)
Natural Gasoline	110,955	109,748	1,207	1.1%
Subtotal	331,791	358,031	(26,240)	(7.3%)
Total	990,706	994,824	(4,118)	(0.4%)

Other services. Net revenues from the other services segment accounted for approximately 6% and 8% of total net revenues for the years ended December 31, 2010 and 2009, respectively. In the year ended December 31, 2010, other services revenues decreased by Ps. 39.1 million in comparison with the year ended December 31, 2009. This decrease resulted from lower revenues generated by construction (partially due to fewer management construction services rendered in connection with pipeline expansion works) and midstream services (as some contracts were cancelled in 2009).

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

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2010, increased by approximately Ps. 87.5 million, or approximately 39.6%, as compared to the year ended December 31, 2009. This increase was primarily the result of a Ps. 48.3 million increase in tax on exports and Ps. 27.2 million allowance for doubtful accounts, which corresponds to the receivable balance that we had with MetroGAS as of the date this client filed for bankruptcy.

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

	Years ended December 31,
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

B. Liquidity and Capital Resources

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve our objectives. Along these lines, and as a guiding principle, financial solvency is our main objective. In our opinion, our working capital is sufficient to meet our present requirements.

As mentioned below, with the aim of reducing our financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, we proceeded to cancel notes with a nominal value of

US$ 125,976,000, which were previously bought on the market at lower prices in comparison with their nominal value. It has helped us to reduce our financing costs.

To preserve cash surpluses, we invest in low risk and highly liquid financial assets offered by high quality financial institutions that are located in Argentina, the United States of America and Europe. Our policy is designed to limit exposure to any one institution.

In the short term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariff for our regulated business segment and price controls, and (iv) fluctuations in exchange rates.

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

Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$ 500,000,000 (the “New Notes”) pursuant to our Medium Term Note Program (the “Program”), which provides for the issuance of up to a maximum principal amount of US$ 650 million in notes. On May 14, 2007, we simultaneously closed the offering of New Notes and used a portion of the proceeds and cash to settle the Tender Offer. The interest rate for the New Notes is fixed at 7.875%, and the maturity date is May 14, 2017. The principal amount will be amortized in four equal payments, which will mature on May 14, 2014, 2015, 2016 and 2017. As of May 14, 2007, our total U.S. dollar-denominated principal debt for accounting purposes consisted of US$ 500,000,000 in New Notes and US$ 97,318,912 in Restructured Notes not tendered in the Tender Offer and US$ 206,823,727 under the Amended Loans. On June 15, 2007, using the remainder of the proceeds from the New Notes and cash, we made an optional prepayment of all amounts owing under the Amended Loans and redeemed the outstanding Restructured Notes. As a result, the aggregate principal amount of our total U.S. dollar-denominated debt as of June 15, 2007, immediately after completing such prepayment, was US$ 500,000,000.

As mentioned above, between August 2008 and August 2010, we proceeded to cancel notes with a nominal value of US$ 125,976,000. As of the date of this Annual Report, our financial indebtedness amounted to US$374,024,000 and thus, the amortization payments are expected to amount to US$93,506,000 each. The decreased level of indebtedness combined with the absence of principal payment commitments and a more reasonable financing cost for the next three years will help us weather the impact of the international economic and credit crisis. We believe that our working capital is sufficient for our present requirements.

In the last quarter of 2008, liquids international prices fell abruptly, then recovered partially in 2009, which has caused an important reduction in cash generation principally in the final quarter of 2008 and the first quarter of 2009. In 2011 and 2010, as a result of the international prices recovery mentioned above, and the increase in the prices obtained after the closing of new LPG and natural gasoline agreements, we were able to compensate for the increases in our operational costs and the decrease in the revenues from gas transportation and other business segments. A potential future devaluation of the peso, additional capital expenditures required by the Argentine government or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

The statements of cash flows presented in the Financial Statements are prepared based on Argentine GAAP amounts. Under Argentine GAAP, we consider all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under FASB ASC 230, Statement of Cash Flow, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party or otherwise. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in the primary Financial Statements and the same totals that would be reported in a statement of cash flows prepared based on US GAAP amounts. In addition, differences exist between cash flows from operating, investing and financing activities reported in the primary Financial Statements and the cash flows from operating, investing and financing activities that would be reported under FASB ASC 230. For a description of the total amounts of cash and cash equivalents and other differences under US GAAP see Note 12 to our Financial Statements.

Our primary sources and uses of cash during the years ended December 31, 2011, 2010 and 2009 are shown in the table below:

	For the year ended December 31,
	2011	2010	2009
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	1,089.5	1,025.2	604.7
Cash flows provided by operating activities	440.4	320.5	511.6
Cash flows used in investing activities	(277.4)	(142.8)	(149.1)
Cash flows (used in) / provided by financing activities	(905.9)	(113.3)	58.0
Net (decrease) / increase in cash and cash equivalents	(742.9)	64.3	420.5
Cash and cash equivalents at the end of the year	346.6	1,089.5	1,025.2

Cash Flows Provided by Operating Activities

Cash flow from operating activities in 2011, amounted to Ps. 440.4 million, which increased 37% compared to cash flow from operating activities generated in 2010. This increase is mainly explained by additional Ps. 90.2 million in cash flow generated by the Liquids business.

Cash flows from operating activities for the year ended December 31, 2010 decreased by 37% in comparison with 2009. This decrease was mainly due to higher income tax paid in 2010 for Ps. 166.4 million (in 2009, we offset our income tax liability through application of a Ps. 117.3 million tax receivable).

Cash Flows Used in Investing Activities

Cash flows used in investing activities in 2011 increased by 94% or Ps. 134.6 million, mainly due to a loan to Pampa of US$ 26 million, Ps. 109.4 million. This loan matures on October 6, 2012, but may be renewed for one year at Pampa’s election.

Cash flows used in investing activities in 2010 decreased by 4%, or Ps. 6.3 million, in comparison with 2009 due to lower capital expenditures made in 2010.

Cash Flows (Used In) / Provided by Financing Activities

Cash flow used to finance activities increased by Ps. 792.6 million, mainly as the result of the higher dividend paid in June 2011, which amounted to Ps. 976.0 million compared to Ps. 30.3 million paid in the second quarter of 2010.

Cash flows used to finance activities in 2010 were Ps. 113.3 million, which compares with a net cash inflow of Ps. 58.0 million generated in 2009, originated by the funds borrowed from a customer. In 2009, the Aluar advance payment of Ps. 113.5 million was a source of cash. On the other hand, in 2010 we purchased our outstanding notes with a nominal value of Ps. 83.0 million, whereas in 2009 such purchases amounted to Ps. 25.5 million.

Description of Indebtedness

As described above, in June 2007 we issued new notes pursuant to our Program. We are subject to several restrictive covenants under the New Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Because our New Notes amortize beginning on May 14, 2014 we will have annual obligations to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—New Debt Obligations” for a detailed discussion of the terms of our New Notes, including the interest rates and material covenants applicable to such indebtedness.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2012-2014 period, in millions of U.S. dollars, are set forth in the following table:

	2012	2013	2014	Total
Gas transportation
Reliability and others	27.9	40.4	25.7	94.0
Expansions	-	-	-	-
Operational efficiencies	3.5	-	-	3.5
Total	31.4	40.4	25.7	97.5
Liquids production and commercialization
Expansions	-	-		-
Operational efficiencies	0.6	-	2.0	2.6
Reliability and others	6.8	14.1	3.2	24.1
Total	7.4	14.1	5.2	26.7
Other services	1.4	1.5	1.4	4.3
Total Capital Expenditures	40.2	56.0	32.3	128.5

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because all of our debt obligations are denominated in U.S. dollars and more than Ps. 600 million of our annual revenues are peso-denominated. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs. This situation is mitigated in part by our liquids production and commercialization segment, approximately 90% of the revenues from which are denominated in U.S. dollars.

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits.

Our financial debt obligations denominated in foreign currency as of December 31, 2011, amounted to US$377.7 million (Ps. 1,625.6 million). As of December 31, 2011, we also had the equivalent of US$ 12.8 million (Ps. 55.0 million) of trade and other payables denominated in U.S. dollars. Finally, US$ 115.3 million (Ps. 493.1 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$ 275.2 million as of December 31, 2011.

We estimate, based on composition of our balance sheet as of December 31, 2011, that every Argentine peso exchange rate variation of 10% against the U.S. dollar, plus or minus, would result in a variation of Ps. 118.4 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt. As of December 31, 2011, we did not have any outstanding derivative financial instruments.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our debt obligations do not change with the market.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “A. Operating Results—Discussion of Results of Operations for the Three Years ended December 31, 2011, 2010 and 2009” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and regulatory Proceedings.”

E. Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our consolidated Financial Statements. All of our interests in and/or relationships with our subsidiaries are recorded in our consolidated Financial Statements. See “B. Liquidity and Capital Resources—Derivative Financial Instruments.”

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2011:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	1,625.6	15.8	804.9	804.9	-
Purchase Obligations (1)	350.2	317.8	32.4	-	-
Other Long-Term Liabilities(2)	95.6	21.1	74.5	-	-
Total	2,071.4	354.7	911.8	804.9	-

(1)

Corresponds to contracts for the purchase of natural gas used in our liquids production and commercialization activities.

(2)

Corresponds to the technical assistance fee to be paid to Petrobras Argentina pursuant to Section 2.5 of the Technical Assistance Service Agreement. For more information see, “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement”

All of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$ 1.00 = Ps. 4.304 as of December 31, 2011. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

At the General Ordinary Annual Shareholders’ Meeting held on April 2, 2004, the number of directors on our Board was increased by two members to nine from seven. Additionally, the shareholders decided at that meeting that upon motion by the Chairman, our Board of Directors’ meetings may be held by video or telephone conference.

The current Board of Directors was elected by our shareholders at the General Annual Ordinary Shareholders’ Meeting held on April 29, 2011, for a three-year term.

The Shareholders’ Agreement contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

As we mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the AFJPs transferred their outstanding share capital of TGS (which represents more than 20% of our common stock) to the ANSES. In our annual General Ordinary Shareholders’ Meeting held on April 29, 2011, the ANSES appointed Miguel Eduardo Mirmi and María Belén Franchini as independent directors and Ernesto Guillermo Leguizamón and Santiago Alejandro Maggiotti as independent alternate directors.

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

Four of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. Three of them are also members of our Audit Committee. The remainder of the members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

•

is also a member of the administrative body or dependent on shareholders who hold “significant shareholding” of the issuer, or any corporation in which those shareholders hold directly or indirectly “significant shareholding,”

•

is engaged or was engaged during the last three (3) years to the issuer under a contract of employment,

•

provides, or belongs to a professional corporation or association, which renders professional services to or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer, or those shareholders that have any direct or indirect “significant shareholding” in the Company or from corporations in which shareholders also have any direct or indirect “significant shareholding,”

•

directly or indirectly holds “significant shareholding” in the issuer or any corporation, which holds “significant shareholding” in the latter,

•

directly or indirectly sells or provides goods or services to the issuer or its shareholders, who hold direct or indirect “significant shareholding,” for an amount substantially higher than the compensation received for their position as members of the administration body, or

•

is a husband or wife, close relative up to fourth degree of kinship or second degree of relationship that, in case of being a member of the administration body, would not be independent as set forth in the CNV regulations.

In all cases, “significant shareholding” refers to those shareholders holding at least thirty-five per cent (35%) of the Company’s common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to management and administration of any such companies, or its controlling entity.

The following table sets out the membership of our Board of Directors as approved in our Annual Shareholders’ Meeting held on April 29, 2011, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in Other Company
Ricardo Isidro Monge	2010	2014	Chairman	Adviser to the Executive Director at Petrobras Argentina
Gustavo Mariani	2011	2014	Director	Vice Chairman and Chief Business Development Manager at Pampa.
Rigoberto Mejía Aravena	2006	2014	Director	Manager of the Division of Integration and Participations at Petrobras Argentina.
Héctor Daniel Casal	2009	2014	Director	Legal Vice president at Petrobras Argentina
Sonia Fabiana Salvatierra	2009	2014	Director	Member of the law firm Salvatierra & Asociados Abogados
María Belén Franchini	2011	2014	Independent Director	Legal and Technical Secretary of the ANSES
Diego Alberto Güerri	2006	2014	Independent Director	Member of the law firm Güerri
Carlos Alberto Olivieri	2010	2014	Independent Director	Independent Consultant
Miguel Eduardo Mirmi	2009	2014	Independent Director	Member of the law firm Caimi, Maciel, Mirmi & Monzon law firm
Jorge Raúl Subijana	2010	2014	Alternate Director	Finance Manager
Marcos Marcelo Mindlin	2011	2014	Alternate Director	Chairman at Pampa
Allan Blumenthal	2011	2014	Alternate Director	Natural Gas Business at Petrobras Argentina
Diego Saralegui	2011	2014	Alternate Director	Government Relations Manager at Petrobras Argentina
Mariano Osvaldo Ferrero	2011	2014	Alternate Director	Legal Consultant
Santiago Alejandro Maggiotti	2011	2014	Independent Alternate Director	Credit Risk Manager of the FGS at ANSES
Alejandro Candioti	2011	2014	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2014	Independent Alternate Director	Chairman of GPR Economía S.A.
Ernesto Guillermo Leguizamón	2009	2014	Independent Alternate Director	Member of the law firm Leguizamón, Alonso & Asoc.

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Ricardo I. Monge has served as adviser to the Executive Director of Petrobras Argentina since 2008. He graduated with a degree in Industrial Engineering from the Universidad de Buenos Aires and obtained a Post-graduate degree in Management Development Program and a Post-graduate degree in Corporate Finance at UADE. Since March 2002, he has held different managerial positions at Petrobras Argentina. Previously he worked as Business Manager for Eg3 S.A. and Isaura S.A. He is currently a member of the Board of Directors of MEGA, CIESA and Petrobras Hispano. He was born on May 16, 1951.

Gustavo Mariani has a Master in Finance from the CEMA University, a degree in Economics from the University of Belgrano, and is a Chartered Financial Analyst (CFA) since 1998. He is a partner and managing director of Grupo Dolphin S.A. In 2005, he became Director in Pampa where he serves as Chief Business Development Manager. He also serves as Director on the Boards of Edenor S.A., Transba S.A., CIESA, Central Termica Güemes S.A., Central Termica Loma La Lata S.A., Central Termica Piedra Buena S.A. and he is Chairman of Hidroelectrica Los Nihuiles S.A. and Hidroeléctrica Diamante S.A. Prior to 2005 Mr. Mariani served as Chief Financial Officer (“CFO”) of Grupo IRSA/Cresud/Alto Palermo. He was born on September 9, 1970.

Rigoberto Mejía Aravena has a Master’s Degree in Engineering Sciences with mention in Industrial Engineering and also an Electrical Civil Engineering degree, both obtained at the University of Chile. He also obtained a Master’s Degree in Business Administration from the Instituto de Altos Estudios Empresariales of the Universidad Austral. Before joining Petrobras Argentina in 1996, he worked for Central Puerto S.A. and Gener Argentina S.A. He currently works as Manager of Participations at Petrobras Argentina. He is also a member of the boards of directors of the following companies: Distrilec Inversora S.A., Edesur S.A., MEGA, CIESA, Telcosur, EGS, TGU, Enecor S.A., Petrobras Electricidad de Argentina S.A., Urugua-í S.A., Termoeléctrica Manuel Belgrano S.A, Termoeléctrica José de San Martín S.A. and Petrobras Finance Bermuda Ltd. He was born on November 7, 1963.

Héctor Daniel Casal graduated in Law from the Universidad Católica Argentina in 1980. He joined Petrobras Argentina in 1991. Since 2003, he has acted as Legal Vice President at Petrobras Argentina. Currently, he serves as Director of CIESA, Distrilec Inversora S.A. and Petrobras Electricidad de Argentina and as alternate Director of Petrobras Argentina, Edesur S.A. and Petrolera Entre Lomas. He also serves as Director abroad in Petrobras Argentina Colombia, Petrobras Holding Austria GmbH and Petrobras Financial Services Austria GmbH. He was born on April 10, 1956.

Sonia Fabiana Salvatierra received a degree in Law from the Universidad de Buenos Aires. Between 1987 and 1996 she worked for the Caja de Valores S.A. Between 1996 and 2008 she acted as associate for Marval O’Farrell & Mairal. Currently, she is partner in Salvatierra & Asociados law firm. She is also a member of the Board of Directors of CIESA. She was born on March 20, 1966.

María Belén Franchini received a Law degree from the Universidad de Buenos Aires and a Postgraduate Diploma from the Universidad Autónoma de Barcelona (Spain) in 2002. At present, she acts as Legal and Technical Secretary of the ANSES. Between 2002 and 2008, she acted as Legal and Technical Advisor and subsequently as Chief of Administrative Department of the Senate Constitutional Affairs Commission and as Legal and Technical Advisor to the National Senator during that period, Cristina Fernández de Kirchner. Between February 2008 and June 2009 she acted as Cabinet Advisor of the Sindicatura General de la Nación and was appointed as Síndico General Adjunta (Deputy General Syndic) of that entity from July 2009 to January 2011. She is also alternate director of Banco Macro S.A.. She was born on December 30, 1975.

Diego Alberto Güerri received a Law degree from the Universidad de Buenos Aires. He also obtained a Master’s Degree in Business Administration from IAE Business School, Universidad Austral. Between October 2002 and 2005 he acted as liquidator of Quilseg S.A, Quilburs S.A., Capi S.A., Cirqui S.A., Dispel S.A. and Faique S.A. He was partner of Zarantonello & Güerri law firm between 1999 and 2007. Since 2007, he has been partner of the law firm Güerri. He was born on January 8, 1969.

Carlos Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA). At present, Mr. Olivieri is director at Austral University and professor of Finance of Di Tella University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF S.A. as CFO for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires, Universidad del Salvador and Michigan Universities. Currently, Mr. Olivieri is also member of the Board of Directors of Crown Point Ventures Ltd. (Canada) and International Advice. He was born on May 14, 1950.

Miguel Eduardo Mirmi received a degree in Law from the Universidad Nacional de La Plata. He was partner in several law firms, including Frávega Law Firm (1978-1988) and Lex Law Firm (1989-2004); and between 2005 and 2011 he was a partner in Daglio, Miralles & Mirmi Abogados law firm. He has been advisor to several advisory commissions of the Low Chambers and other governmental organizations. Since January 1,

2011 he has been Senior Partner at Caimi, Maciel, Mirmi & Monzon Law Firm, with exclusive dedication to corporate consulting and foreign trade. He was born on April 23, 1956.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Carlos Seijo	2009	CEO
Gonzalo Castro Olivera	2007	CFO
Benjamín Guzmán	2010	Operations Vice President
Daniel Perrone	1999	Institutional Affairs Vice President
Nicolás M. Mordeglia	2010	Legal and Regulatory Affairs Vice President
Juan Martín Encina	2004	Human Resources Vice President
Alejandro Basso	1998	Management Control and Corporate Regulations Vice President
Oscar Sardi	2005	Service Vice President
Javier Sato	2010	Business Vice President

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

Benjamín Guzmán received an Electromechanical Engineering degree and a Bachelor in Chemistry Degree from the Universidad de Buenos Aires. He obtained a Master in Business Administration from IDEA and a Master in Regulations of Gas and Electricity Industries from CEARE. He was born on September 25, 1956.

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

Nicolás M. Mordeglia received a Law degree from the Universidad de Buenos Aires in 1988 and a Master’s degree in Business Law and an Executive Business Program from Universidad Austral in 1994. He worked for the Legal Affairs Department of Sade S.A.C.C.I.F.I.M. (f/k/a SADE Ingeniería y Construcciones S.A.) from 1990 to 1992, and for the Legal Affairs Department of Compañía Naviera Perez Companc S.A.C.F.I.M.F.A from 1993 to 1995. He worked for the Legal Affairs Department of Minera Mincorp S.A. (f/k/a Cerro Vanguardia S.A.) from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina (f/k/a Pecom Energía S.A) and has been appointed to several Board of Directors and Supervisory Committees in corporations in Argentina and abroad where Petrobras Argentina has interest including TGS and CIESA. Since August 2010, he has served as our Legal Affairs Vice President and, since April 2011, he has been responsible also for regulatory matters. He was born on August 17, 1965.

Juan Martín Encina received a Law degree from the Universidad de Buenos Aires and obtained a Master’s Degree in Human Resources from the Universidad de Ciencias Empresariales y Sociales. Since 2004, he has served as our Human Resources Vice President. From 2000 to 2004, he served as Human Resources Department Vice President of Petrobras Argentina for the Gas and Energy business and Centralized Functions.

Prior to that, he headed Human Resources actions for different projects in Ecuador and Brazil, and in Argentina he was responsible for Labor Relations Areas at utilities of the electric and railway sectors. He was born on March 2, 1967.

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Regulations Vice President. He also acts as Vice Chairman of TGU and as a member of the Board of Directors of EGS and Telcosur. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for Gas del Estado between 1983 and 1992 and during that year he held different positions in our operations area. In April 2005 he was designated Service Vice President. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

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

B.

Compensation

The remuneration paid by us during the year 2011 in favor of our members of the Board of Directors and executive officers amounted to Ps. 1.7 million and Ps. 9.2 million, respectively.

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

Audit Committee

According to the “Public Offering Transparency Regime” regulated under Presidential Decree No. 677/01, as supplemented by Resolution Nos. 400 and 402 issued by the CNV, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” On May 26, 2003, our Board of Directors approved the form of Rules of Procedure for the Audit Committee in order to comply with these provisions. On February 28, 2012 our Board of Directors approved an amendment to the Rules of Procedures for the Audit Committee. The amendment was made to reflect changes to the applicable law and regulations since 2003.

Also in compliance with the above resolutions, at the Ordinary and Extraordinary Shareholders’ Meeting of April 2, 2004 the shareholders approved the amendment of the By-laws in order to incorporate a section relating to the structure and operation of the Audit Committee.

The Audit Committee operates under its Rules of Procedure, which require that the three members that form it must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the Shareholders’ Meeting held on April 29, 2011, Diego Alberto Güerri, Carlos Alberto Olivieri and Miguel Eduardo Mirmi were designated as independent members of the Board of Directors and were appointed to the Audit Committee and Alejandro Candioti, Diego Petrecolla and Ernesto Guillermo Leguizamón were appointed as their alternates, respectively.

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

•

ensure that the market is informed about those operations where there may be a conflict of interest with one or more members of the Board of Directors, controlling shareholders or other parties as defined by the applicable regulations;

•

express its view on the reasonableness of fees and stock option plans for directors submitted by the Board of Directors;

•

express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase excluding or limiting preferential rights;

•

verify compliance with the Code of Conduct;

•

issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;

•

prepare an annual performance plan for the fiscal year and notify the Board of Directors and the Supervisory Committee within 60 days from the beginning of the period;

•

fulfill all the obligations stated in our By-laws and applicable laws and regulations;

•

express its view on the Board of Directors’ proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors’ independence; and

•

establish procedures for: (i) the receipt, treatment, investigation and administration of the complaints received by us regarding accounting, internal accounting controls or internal auditing matters; and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or internal auditing matters.

Also, regarding the internal and external auditors, the Audit Committee shall:

•

review their plans; and

•

evaluate their performance, and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee shall:

•

analyze the different services rendered by the external auditors as well as their independence, according to TR No. 7 of the Argentine Federation, any other related regulations issued by professional councils and those regulations set by Resolution No. 400/02, section 4 and Chapter 3, section 18 of the CNV rules;

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

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

•

give a prior assessment, within five days of notification, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as such shareholders represent at least 5% of our common stock (in those cases in which the minority shareholders’ rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Presidential Decree No. 677/01, section 14, article e; Regulation No. 400/02, section 4; and Chapter 3, section 23, of the CNV rules);

•

provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Presidential Decree No. 677, section 32; Resolution No. 401/02, sections 25 and 27); and

•

issue a report supporting a Board of Directors’ resolution to buy back our shares (Presidential Decree No. 677/01, section 68, article b; Resolution No. 400/02, section 2 and Chapter 1, article 11 of the CNV rules).

Once a year, the Audit Committee shall prepare a plan for the fiscal year to be presented to the Board of Directors and to the Supervisory Committee. The Directors, members of the Supervisory Committee, managers and external auditors shall, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by the shareholders. The Audit Committee shall have access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the annual Financial Statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work.

The aggregate remuneration paid by us during the year 2011 to the members of the Audit Committee was approximately Ps. 0.9 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The primary responsibilities of the Supervisory Committee consist of monitoring our management’s compliance with the Commercial Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the Annual Ordinary Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Supervisory Committee are entitled to: (i) attend Board of Directors and Shareholders’ Meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and Ordinary Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Supervisory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid by us during 2011 to the members of the Supervisory Committee was approximately Ps. 0.4 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets out the current membership of our Supervisory Committee, each of whom was appointed at the annual General Shareholders’ Meeting held on April 29, 2012, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Claudio Norberto Vázquez	2009	2013	Syndic
Diego Salaverri	2011	2013	Syndic
Alejandro Roisentul Wuillams	2009	2013	Syndic
Enrique Prini Estebecorena	2011	2013	Alternate Syndic
Damián Burgio	2011	2013	Alternate Syndic
Ricardo Guillermo Tonet	2012	2013	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

Claudio Norberto Vázquez was born on January, 20 1965. He received a Law degree from the Universidad de Buenos Aires. Before joining Petrobras Argentina, where he currently acts as Legal Department Manager of E&P (Exploration and Production) and G&E (Gas and Electricity), he worked for MetroGAS as Legal Department Manager and for Astra Evangelista S.A. as Human Resources Manager. At present, he serves as a member of the Board of Directors of Atalaya Energy S.A. and Canadian Hunter Argentina S.A. and as Syndic of CIESA, MEGA, Distrilec; Edesur S.A. and Enecor S.A.

Diego M. Salaverri was born in Buenos Aires, Argentina, on August 7, 1964. He received a Law degree from the Universidad Católica Argentina in 1988. Mr. Salaverri is a founding partner of the law firm Errecondo, Salaverri, Dellatorre, González & Burgio in Argentina. He currently serves as member of the Board of Directors of Pampa and Edenor and as member of the supervisory committees of a large number of public and private companies in Argentina.

Alejandro Roisentul Wuillams received a Public Accounting degree from the Universidad de Buenos Aires and a Master’s Degree in Financial Administration of the Public Sector from the same university. Since 1993, he has acted as syndic of the Sindicatura General de la Nación. He was born on August 30, 1963.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; New York Stock Exchange Requirements

See Item 16.G.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2011, 2010 and 2009:

	Number of Employees as of December 31,
Department	2011	2010	2009
General	2	2	2
Administration and Finance	44	44	45
Human Resources	16	16	15
Control and Corporate Governance	8	8	8
Legal Affairs	10	9	9
Regulatory and Public Affairs	8	9	9
Services	108	102	89
Safety and Environmental	20	17	15
Marketing (1)	-	-	38
Planning and Business Development (1)	-	-	11
Business (1)	44	45	-
Operations	640	639	656
Total	900	891	897

(1) In July 2010, the departments of Marketing and Planning and Business Development were merged in a new department called Business.

The following table sets out the number of employees according to geographical location as of December 31, 2011, 2010 and 2009:

	Number of Employees as of December 31,
Location	2011	2010	2009
City of Buenos Aires	211	226	252
Province of Buenos Aires	386	372	339
Province of Chubut	61	57	58
Province of La Pampa	14	15	17
Province of Neuquén	73	72	69
Province of Río Negro	63	62	69
Province of Salta	1	1	2
Province of Santa Cruz	82	80	85
Province of Tierra del Fuego	9	6	6
Total	900	891	897

As of December 31, 2011, 2010 and 2009 the number of temporary employees working for us was 64, 38 and 17, respectively.

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

Some courts have held that a company that contracts with a contractor for services is jointly liable for a contractor’s obligations to provide its workers and third-party service providers with social security benefits, wages, insurance, etc., even if the service for which the company contracts is not part of the company’s usual business.

Due to higher inflation rates in Argentina, conflicts between employers and unionized workers have increased recently. In this regard, in 2011, we signed agreements with our labor unions which have been in force during the whole year. These agreements allowed us to overcome a year of major labor unrest and strikes in the gas industry and other activities did not directly affect us. The year 2012 is presented to date with many uncertainties about the scope of the negotiations; we are initiating joint rounds.

Currently, approximately 26% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, syndics and executive officers as of April 23, 2012 is 7,935 shares.

Our directors, syndics and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds approximately 55.3% of our common stock. Local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Petrobras Argentina and a subsidiary, which altogether hold 50% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina), which has a trust shareholding of 40%; and (iii) EPCA (which was acquired by Pampa on April 8, 2011 after obtaining the corresponding governmental approvals) with the remaining 10%. (See “Item 4.—Our Information—A. Our History and Development—General” above.)

On August 9, 2011, Broad Bay Ltd. decreased its shareholding by 8.7%, resulting in Broad Bay Ltd. owning 5,833,493 ADSs directly, representing 29,167,465 or 7.5% of our Class B shares.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of March 31, 2012:

Name of Beneficial Owner	Number of Shares	% Total Common Shares	Class
CIESA	405,192,594	51.0000	A
CIESA	34,133,200	4.2962	B
ANSES	178,096,927	22.4163	B
Broad Bay Ltd.	29,167,465	3.6712	B

Pursuant to the Pliego and our debt agreement, CIESA may not reduce its shareholding below 51% of our share capital.

As of March 31, 2012 a total of 283,302,689 Class B Shares (72.77% of the total Class B Shares) were held by approximately 2,646 stockholders in Argentina.

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

Under this agreement, Class A1 and B1 shares are owned by Petrobras Argentina Group, Class A2 and B2 shares belong to the Trust and Class B3 shares are owned by EPCA.

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

Our Board of Directors consists of nine Directors (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Argentina ) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by the Trust) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Petrobras Argentina Group) nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by EPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining independent directors must be unanimously approved by all shareholders of CIESA.

Under the terms of the Shareholders’ Agreement, but subject to their overriding duty to protect our corporate interest and the common interest of all our shareholders, it is contemplated that the CIESA- nominated directors shall vote unanimously in favor of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

Regarding the designation of our Supervisory Committee members, Petrobras Argentina Group appoints two syndics and the same number of alternate syndics. The position of Chairman of our Supervisory Committee is held by one of the two syndics appointed by the Class A1 shareholders. The remaining syndic and alternate syndic are appointed by the Class B3 shareholders.

Actions Requiring Special Shareholder Approval. The Shareholders’ Agreement states that a full majority vote of our Board of Directors (such majority must include the affirmative vote of the Class B3 shareholders) is required to approve the following decisions, among others: (i) the sale of our assets above a certain amount, outside of the day-to-day course of business; (ii) approval of our annual budget and material amendments thereto and certain related matters; (iii) commitments to incur, loans or operating expenses for an amount that exceeds by more than 10% the amount approved in our annual budget; (iv) capital expenditures which are individually in excess of US$500,000; (v) the setting of compensation of senior management; (vi) approval to make any claims of and any transactions related to, or negotiations of claims against us in excess of US$50,000; and (vii) the termination or extension of the Technical Assistance Service Agreement.

Tender Offer Regime. According to Presidential Decree No. 677/01, issued by the Executive Branch, public companies will be included in the Tender Offer Regime, starting from the date of the Shareholders’ Meeting approving the company’s inclusion in the regime or automatically upon the first Shareholders’ Meeting held twelve months after the enforcement of the CNV resolution regulating the matter, issued in March 2003. The decree also provides that if a public company is not willing to be included in such regime, it must incorporate an article to its By-laws stating the following: “Company not Subject to the Tender Offer Regime.” Such resolution must be adopted no later than in the shareholders’ meeting mentioned above. As our shareholders decided not to adhere to this regime, our shareholders approved an amendment to our By-laws to incorporate the exclusion expressly at the Shareholder’s Meeting held on April 2, 2004.

B.

Related Party Transactions

With the prior approval of ENARGAS and our Board of Directors, in December 2011, we and Petrobras Argentina agreed to a Technical Assistance Service Agreement for a three-year term, expiring on December 27, 2014. Under the Technical Assistance Service Agreement, Petrobras Argentina renders assistance to us in its role of technical operator. The Technical Assistance Service Agreement generally contains the same terms as the Technical Assistance Agreement, as amended, which was originally entered into with EPCA on December 28, 1992. In December 2011, we and Petrobras Argentina agreed the renewal of the Technical Assistance Service Agreement for a three-year term, expiring on December 28, 2014, approved by ENARGAS. The Settlement Agreement mentioned in “Item 4. Our Information—A. Our History and Development–General” includes a term which provides for the assignment of the Technical Assistance Service Agreement to Petrobras Argentina. This transfer, which was approved by ENARGAS in June 2004, was carried out on July 15, 2004. As from that date, Petrobras Argentina has been in charge of providing services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a technical assistance fee, paid on a monthly basis, equal to the greater of (i) Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year.

Additionally, under each of our business segments, we render to Petrobras Argentina the following services:

–

gas transportation service for a capacity of 106 MMcf/d under long-term firm transportation capacity contracts which expire in 2013 and 2014;

–

midstream services (in Río Neuquén oilfield) through which we compress, dehydrate, store and dispatch natural gas. This contract was signed in 1999 and it finalizes in 2017;

–

under a long term agreement which expired in December 2011, and later extended to July 2012, we process natural gas and market liquids products on behalf of Petrobras Argentina in our Cerri Complex. For this service, we collect a commission on the average monthly sale price obtained from our sales of its products in the domestic or international markets.

As from July 2011, we signed an agreement to sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until November 2012.

On October 5, 2011, we granted a loan for the amount of US$ 26 million to Pampa for an initial one-year period (automatically renewable for a year upon expiration) that will accrue a 6.8% annual rate plus value added tax.

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2011, are as follows:

Year ended December 31, 2011

	Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina	32,801	46,159	24,903	4,766	41,050	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	1,776
Affiliates with significant influence:
Link	-	-	1,661	-	-	-	-
EGS	-	-	66	-	-	-	-
Other related companies:
PIFCo	-	9,332	-	-	-	-	-
Compañía Mega S.A.	752	32,630	2,270	-	-	-	-
Refinor S.A.	-	-	1,939	-	-	-	-
WEB S.A.	3,021	-	-	-	-	-	-
Petroleo Brasileiro	-	195,094	-	-	-	-	-
Total	36,574	283,215	30,839	4,766	41,050	122	1,776

C.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.

Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the Index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

In 2011, our export revenues from liquids production and commercialization segment were Ps. 631.3 million and represented 34% of our total net revenues. Additionally, the total volume of sales from liquids was 957,267 short tons, and the volume of sales from liquids exports was 302,299 short tons. These volumes also include sales made on account of third parties.

In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline and LPG exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$920 (ARA NWE) and US$663 (Mont Belvieu) per metric ton, respectively. See “Item 5. A. Operating results—Discussion of results of operations for the three years ended December 31, 2011, 2010 and 2009” for more information.

Legal and Regulatory Proceedings

a)

CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 notes

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV

Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year 2011 compared to year 2010—Net financial expense.”

On February 18, 2005, we filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470. However, the CNV denied our appeal and on July 8, 2005, we filed an appeal with the Ministry of Economy and Production, which was rejected in November 2006. In December 2006, we filed a second appeal with that Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, we challenged said resolution before the Federal Administrative Court.

The amount of such contingency is an uncertain amount between US$15 million and US$46 million as of December 31, 2011 (including interest as of this date), depending on the applicable withholding tax rates determined on payments of interest, which in turn will depend on the country of residence of the noteholders at the date of each interest payment. We do not have available information that permits the identification of the country of residence of each noteholder on each interest payment date.

We believe that we have sufficient legal grounds to defend our position that no withholding was required, and accordingly, we have not recorded any provision in respect of this proceeding.

b)

Summary proceedings initiated against the Company by the BCRA

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

On February 25, 2008, we filed a motion to dismiss before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given and the case is still pending. Based on the opinion of our legal advisors, the amount of the fine that may result from an eventual adverse sentence will not be greater than US$ 7.3 million. We believe that we have several levels of appeal through which we may defend our position, and accordingly, as of December 31, 2011, we have not recorded any provision in respect of this proceeding.

Tax Claims

a)

Exemption of the sales of liquids in Turnover Tax

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

In February 2007, the Tax Court partially upheld our complaint. In its pronouncement, the Tax Court stated that ethane and propane and butane sales, when they are used as raw materials, were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

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

As of December 31, 2011, we maintain a provision of Ps. 34.0 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

b)

Turnover tax calculated on the natural gas price used by us as fuel to render its transportation services

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

As of December 31, 2011, we have recorded a provision of Ps. 75.5 million in respect of these contingencies under the line item “Provisions for contingencies” which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, if all of the above mentioned proceedings were resolved against the Company.

However, our management believes that, if our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

Other Litigation

a)

Tariff renegotiation

As discussed above under “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework,” we are involved in the process of renegotiating our public service contracts with UNIREN.

b)

MetroGAS reorganization process

In addition, on April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by us in the respect of the reorganization process of MetroGAS. For more information, see Note 9.f. in our Financial Statements.

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

Dividend Distribution Policy

Our Board of Directors does not have a formal, written dividend distribution policy. Each year, our Board evaluates whether to submit a distribution proposal to the Shareholders’ Meeting. In making this evaluation, the Board of Directors considers our financial results, our liquidity, our future financing needs and other information, including economic and financial projections for both the Company and the economy as a whole. See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

B.

Significant Changes

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

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2007	8.47	5.40	5.18	3.43
2008	5.98	1.41	3.65	1.05
2009	3.35	1.73	2.49	1.31
2010	6.19	2.71	4.72	2.02
2011	6.24	2.70	3.83	2.37

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2011				2010
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	6.24	2.90	3.83	2.37	3.39	2.71	2.60	2.02
Second Quarter	5.37	3.44	3.46	2.42	3.75	3.05	2.88	2.43
Third Quarter	3.94	3.00	3.40	2.67	3.84	3.21	2.96	2.52
Fourth Quarter	3.35	2.70	3.25	2.49	6.19	3.51	4.72	2.74

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low
November 2011	3.20	2.85	3.13	2.61
December 2011	3.09	2.85	2.82	2.65
January 2012	3.08	2.80	2.94	2.75
February 2012	2.99	2.80	2.81	2.63
March 2012	2.91	2.74	2.88	2.73
April 2012 (through to April 23,2012)	2.83	2.18	3.02	2.45

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2011, the market capitalization of shares of the 95 companies (excluding mutual funds) listed on the BASE was approximately Ps. 1,611,409 million. At the end of December 2011, the top 10 listed securities represented 95% of the total. Trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

	2007	2008	2009	2010	2011
Market capitalization (US$ in billions)	563.0	357.3	574.9	477.9	374.4
Average daily trading volume (US$ in millions)	28.5	26.5	12.1	14.5	12.9
Number of listed companies	109	104	109	107	105

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

B.

Memorandum and Articles of Association

Information contained in Item 14 of the Company’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

C.

Material Contracts

New Debt Obligations

On May 14, 2007, in connection with the refinancing of all of our debt incurred as part of the Restructuring, we issued a series of new notes in aggregate principal amount of US$ 500,000,000 (the “New Notes”). The issuance of the New Notes under our Medium Term Note Program, which provides for the issuance of up to a maximum principal amount of US$ 650 million in notes, was authorized by resolutions of an extraordinary meeting of shareholders dated December 21, 2006, and by resolutions of our Board of Directors adopted on January 4, 2007, March 30, 2007 and April 20, 2007. The program was also authorized by the CNV on January 18, 2007.

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

During the 12 Months Beginning	Applicable Percentage
On the 5th anniversary of the Issue Date	103.938%
On the 6th anniversary of the Issue Date	101.969%
On the 7th anniversary of the Issue Date	100.984%
On the 8th anniversary of the Issue Date and thereafter	100.000%

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

In the event that the Republic of Argentina, directly or indirectly through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of New Notes are entitled to require us to purchase all or a portion of the New Notes at price in cash equal to 101% of the principal amount of the New Notes so purchased. The New Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

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

•

a requirement that we not enter into or consent to any amendment, restatement or modification of the Technical Assistance Service Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

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

•

a limitation on our and our subsidiaries’ ability to sell our assets; and

•

a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

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

Loan Agreement with Pampa

On October 6, 2011, we issued a loan for the amount of US$ 26 million (Ps. 109.4 million) to Pampa for an initial one-year period (automatically renewable for one year upon expiration) that will accrue a 6.8% annual rate plus value added tax. The purpose of this loan is to purchase the rights to monitor, suspend and withdraw the Claim.

On October 5, 2011, and based on the opinion of an external specialist, the Audit Committee concluded that said financial transaction can be considered under ordinary and regular market conditions.

Events of Default

If any of the following events shall occur and be continuing, we shall be entitled to provide for acceleration of the term, and to demand the prompt and full payment of any amount of principal, compensatory interest and penalty interest, plus any payments for adjustments/shortages, commissions, legal fees, costs, charges and other resultant expenses, as well as any payment of amounts that for any cause or concept, are to be paid or delivered to TGS (“the Lender”) under the terms hereunder:

(A)

(i)

Pampa (“the Borrower”) shall admit in writing its inability to pay its debts as they become due, or shall take any action relating to its own bankruptcy, insolvency or relief of debtors, or there shall be commenced by a creditor any proceeding seeking to adjudicate it as bankrupt or insolvent, and (i) that proceeding remains undismissed or refused within  30 (thirty) working days of procedural time since the date the Borrower had been summoned to give explanations or (ii) the Borrower had not paid the credit that originated the petition for bankruptcy, submitting to the Lender evidence of true payment, as appropriate; or

(ii)

The Borrower shall enter into any insolvency proceedings under the terms of sections 78 and 79 of Law 24.522; or

(iii) Any person member with the Borrower of an economic unit under the terms of section 65 et seq. of Law 24.522, shall submit a petition for a reorganization proceeding in a case of grouping/assembly, or if the board of directors or stockholders’ meeting of the Borrower or of any person member with the Borrower of an economic unit under the terms of section 65 et seq. of  Law 24.522, shall resolve that the Borrower must file a petition for commencement of its own bankruptcy or insolvency proceedings or if such person member with the Borrower of an economic unit shall petition for commencement of insolvency proceedings in case of grouping/assembly, as provided under the terms of section 65 et seq. of  Law 24.522;

(B)

The Borrower’s stockholders’ meeting or any competent court shall issue an order for the liquidation, dissolution, or some other winding up of the Borrower;

(C)

The Borrower shall (i) not keep in force its corporate existence, and any other appropriate registrations necessary to maintain such corporate existence; (ii) substantially amend the current corporate purpose as of this date; or (iii) shall not perform any reasonable action to maintain in force any and all rights, concessions, permits, authorizations, contracts, agreements, insurances, powers, prerogatives, franchises, recordings, licenses and the like, that are deemed essential for the normal conduct of its activities, business or operations and compliance with its obligations, provided that at the discretion of the Lender that would substantially and adversely affect compliance with any of the obligations of the Borrower hereunder;

(D)

The Borrower breaches any of the relevant obligations undertaken hereunder, or;

(E) (i)

If within seven (7) business days following the disbursement of the Loan by us, the Borrower had not credited to the Lender (x) the use of the US$ 25,000,000 (twenty-five US million dollars) amount in the exercise of the option referred to as "ICSID Call Option" under the ICSID Agreement, and the acquisition of rights that the Borrower is granted under the exercise of such ICSID Call Option in accordance with the terms and conditions of the ICSID Agreement, and (y) the submittance by the actors/relevant parts of the agreement of a request for suspension of the Resubmitted Request for Arbitration (as such term is defined in the ICSID Agreement) (the "Arbitration") for a six (6) month period, or (ii) if the Borrower had not informed us about the procedural steps and courses of action adopted by the actors in the Arbitration within five (5) working days from occurrence thereof, or had not consulted and negotiated in good faith with us as to the renewal of the suspension or otherwise, prior to the expiration of each period of suspension granted and prior to adopting its decision regarding the expected course of action intended to be followed with regard to Arbitration.

Should any of the above mentioned events have occurred, the term for payment of principal shall be considered automatically lapsed, and all outstanding principal plus any compensatory interest and penalty interest, plus any other relevant amount, shall be considered immediately due and payable by the Borrower.

For more information, see “Item 3. Key Information—Risk Factors relating our business— Our results of operations may be adversely affected because our License with the Argentine government is subject to renegotiation”.

D.

Exchange Controls

Since the end of 2001 the Argentine government has imposed controls on the foreign exchange market and the movement of capital. All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the BCRA supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the BCRA.

Furthermore, in June 2005 the Argentine government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of corporate bonds listed on self-regulated markets, among others, are exempt from the foregoing provision.

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the BCRA to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to this inquiry and registration system, which determines whether transactions are “Validated” or “Inconsistent.”

In October 2011, the Executive Branch issued Presidential Decree No. 1,722/11 re-establishing foreign exchange restrictions to oil, gas and mining companies. This decree requires producers of oil derivatives and gas to enter all foreign currency received as payment from export transactions into the Argentine exchange market and convert it into local currency. As a result, since the issuance of this decree, we are obliged to enter all foreign currency funds received from our exports transactions into the Argentine exchange market.

The most important provisions currently in force that affect us are mentioned below:

•

there is an obligation to enter all the funds received as payment for the export of liquids into the exchange market and to convert it into local currency within a time limit established by the Ministry of Economy and Production;

•

Argentine individuals and companies are authorized to buy up to US$ 2,000,000 per month and to transfer those funds abroad, provided that certain requirements are met;

•

principal and interest payments of financial obligations may be freely made, provided that the debt has been previously reported to the BCRA, negotiated in the local foreign exchange market and taken for a minimum term; and

Money Laundering

Argentine Law No. 25,246, as amended, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps. 50,000.

In addition, the money laundering law created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

•

Crimes related to illegal trafficking and commercialization of narcotics;

•

Crimes related to arms trafficking;

•

Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code;

•

Illegal acts committed by illegal associations organized to commit crimes with political or racial objectives;

•

Crimes of fraud against the Public Administration;

•

Crimes against the Public Administration;

•

Crimes of underage prostitution and child pornography; and

•

Crimes related to terrorism financing.

Law No. 25,246 assigns information and control duties to certain private sector entities, such as banks, agents, stock exchanges and insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the BCRA. These regulations apply to many Argentine companies. These obligations consist mainly of maintaining internal policies and procedures aimed at preventing money laundering and financing of terrorism, especially through the application of “know your customer” policies.

On May 8, 2005, the CNV enacted Resolution No. 554, which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax havens included in Presidential Decree No. 1,344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time) that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the BCRA issued Comunicación “A” 4940, as amended, which rules that non-residents of Argentina must obtain the prior approval of the BCRA in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax haven in Presidential Decree No. 1.344/98.

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

VAT. The sale, exchange or other disposition of ADSs or Class B Shares and the distribution of dividends are exempted from VAT.

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

Tax Treaties. Argentina has entered into tax treaties with several countries. A tax treaty between Argentina and the United States has been signed but has not yet been ratified and therefore is not currently in effect. It is not clear when, if ever, the treaty will be ratified or will enter into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident.

United States Taxes

General. This discussion relating to certain U.S. federal income tax consequences applies only to a US holder (as defined below) who holds our Class B Shares or ADSs. It applies to holders only if he or she holds our Class B Shares or ADSs as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; a life insurance company; a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds Class B Shares or ADSs as part of a hedging or straddle or conversion transaction; a person that purchases or sells Class B Shares or ADSs as part of a wash sale for tax purposes; or a person whose functional currency is not the U.S. dollar.

This discussion is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Argentina all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

A holder is a US holder if such holder is a beneficial owner of Class B Shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation or other entity taxable as such; a corporation; an estate whose income is subject to US federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

In general, and assuming that the depositary for the ADSs will fulfill each obligation in the depositary agreement and related agreements, for US federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying Class B Shares represented by those ADSs, and exchanges of Class B Shares for ADRs, and ADRs for Class B Shares, will not be subject to US federal income tax.

This discussion does not generally address any aspects of US taxation other than federal income taxation. Holders of Class B Shares or ADSs are urged to consult their tax advisors regarding the US federal, state and local tax consequences of owning and disposing of the Class B Shares or ADSs in their particular circumstances.

Taxation of Dividends. Subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder must include in his or her gross income the gross amount of any dividend (or other distribution, other than certain distributions in redemption of Class B Shares or ADSs, or distributions of our capital stock or rights to subscribe for our capital stock) that we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If the holder is a non-corporate US holder, dividends paid to him or her in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends with respect to the Class B Shares or ADSs generally will be qualified dividend income, provided that in the year that the holder receives the dividend, the Class B Shares or ADSs are readily tradable on an established securities market in the US.

The holder must include the gross amount of dividends in income when the holder, in the case of Class B Shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the Class B Shares or ADSs and thereafter as capital gain.

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

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a US holder that sells or otherwise disposes of Class B Shares or ADSs will recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such Class B Shares or ADSs. Capital gain of a non-corporate US holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes.

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

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

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

We have appointed The Bank of New York to act as depositary for our ADRs. For so long as our ADRs are deposited with the depositary, we will furnish the depositary with our annual reports and summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

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

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits. As of December 31, 2011, our current investments include mutual funds and fixed-term deposits, which amounted to Ps. 112.0 million. This decrease is largely attributable to the dividend payment made in May 2011.

With regard to our debt obligations, as a general matter, we are not exposed to interest rate risk because all of our debt bears interest at a fixed rate.

Foreign Exchange Exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2011, our net monetary liability position that is subject to exchange rate fluctuations amounted to Ps. 1,187.6 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues. Therefore, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because a significant portion of our annual revenues, more than Ps. 600 million for 2011, are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our current investments, an immediate 100 basis points parallel shift change in the interest rate curve would not have a significant impact on the total value of our current investments.

The potential loss in our net monetary liability position held as of December 31, 2011, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been approximately Ps. 118.9 million.

Our New Debt Obligations accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to current investments. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rate by expected maturity dates, considering the outstanding debt as of December 31, 2011.

	Expected maturity dates(4)
	2012	2013	2014	2015	2016	Thereafter	Total	Fair value(2)
	(in millions of pesos)(1)
Debt denominated in U.S. dollars
Fixed rate	128.2	127.8	514.2	482.2	450.4	418.3	2,121.1	1,548.4
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	7.875%	7.875%	-	-

(1)  Converted at the exchange rate as of December 31, 2011: Ps. 4.304 = US$1.00.

(2) Based on the quoted market prices of our new notes.

(3)  Interest rate based on the prices settled in the contract as of December 31, 2011.

(4) For a more detailed description, see Item 10. Additional Information—C. Material contracts—New Debt Obligations” included elsewhere herein.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume sales of 2011, a US$50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 17 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$663 and US$1,094, respectively. If they are higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports” for more information.

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

Item 12.

Description of Securities Other Than Equity Securities

American Depositary Shares

Fees and Charges Payable by a Holder of ADSs

Our ADSs are listed on the NYSE under the symbol ‘‘TGS’’. The Bank of New York Mellon is the depositary issuing ADSs pursuant to our deposit agreement (the ‘‘Depositary’’). Each ADS represents the right to receive five shares.

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

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
US$ 5.00 per 100 ADSs	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
US$ 0.02 (or less) per ADS	Cancellation of ADSs for the purpose of withdrawal, including if the depositary agreement terminates
Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
US$ 0.02 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the depositary agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2011 to April 24, 2012, we received from the Depositary US$ 110,000 for the expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities.

Disclosure for Fees to be Paid in the Future. The Depositary has agreed to reimburse us for expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that, as of the end of fiscal year 2011, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our audit committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.

Code of Ethics

We have adopted a Code of Conduct, applicable to all employees including our principal executive, accounting and financial officers. Our Code of Conduct is available both on our website at http://www.tgs.com.ar/gobierno-corporativo/codigo-de-conducta and as an Exhibit to this Annual Report. For more information see, “Item 16G. Corporate Governance.”

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by KPMG during the years ended December 31, 2011 and 2010 in each of the following categories are:

	Year ended December 31,
	2011	2010
	(in thousands of pesos)
Audit fees	1,787.8	1,482.7
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	1,787.8	1,482.7

Audit fees. Audit fees in the above table are mainly for the audit of our annual Financial Statements and the review of our quarterly reports and Form 20-F.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee  pre-approves services prior to commencement of the specified service. Before the accountant is engaged to render audit or non-audit services, the engagement must be approved by the Audit Committee and the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The requests for pre-approval are submitted to the Audit Committee by our CFO, or a designate, and the Audit Committee Chairman executes engagement letters from the principal auditor following approval by committee members.

All audit fees, audit-related fees, tax fees and other, if any, are submitted to our audit committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2011 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and

Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Account

Our Board of Directors has proposed to engage Price, as a successor to KPMG in the role of independent accountant, commencing with year 2012. Price’s designation was approved at the annual General Ordinary Shareholders’ meeting held on April 12, 2012. KPMG had been engaged to audit our consolidated financial statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. Our Audit Committee has had a favorable opinion regarding Price’s engagement.

The audit report of KPMG on our financial statements as of and for the years ended December 31, 2011 and December 31, 2010, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of our financial statements as of and for the fiscal years ended December 31, 2011 and 2010, and through the period ended April 24, 2012, there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference in connection with its reports to the subject matter of the disagreements.

In connection with the audit of our financial statements as of and for the fiscal years ended December 31, 2011 and 2010, and through the period ended April 24, 2012, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have requested that KPMG furnish us with a letter addressed to the Commission stating whether it agrees with the above statements. A copy of this letter is included herewith as Exhibit 15.2.

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

Under the Corporate Governance Standards issued by the NYSE in Section 303A of its Listed Company Manual (the “NYSE Standards”), non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of the provisions included in such Section. However, non-U.S. companies must comply with sections 303A.06, 303A.11 and 303A.12(b) and (c).

Our Corporate Governance Guidelines are available on our website www.tgs.com.ar.

According the Section 303A.11 of the NYSE Standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US issuers. Accordingly, the following list reflects such differences:

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our last Annual Shareholders’ Meeting, three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have two alternate directors who qualify as independent.

Meeting of Non-Management Directors

According to NYSE requirements, the non-management directors must meet at regularly scheduled executive sessions without management. None of Argentine law, the CNV rules or our By-laws requires that any such meetings be held. Under Argentine law, a Board of Directors must meet at least once every three months.

Nominating/Corporate Governance Committee

U.S. listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Argentine law and regulations do not require us to have a nominating or corporate governance committee.

Compensation Committee

U.S. listed companies must have a compensation committee composed entirely of independent directors. Argentine law and regulations do not require this committee. However, our Audit Committee is required to give an opinion about the reasonableness of directors’ fees and executive officers’ compensation and stock option plans (if applicable), as proposed by our Board of Directors, and the fee paid to members of our Board of Directors is approved by our Shareholders at their annual meeting.

Audit Committee

Listed Companies must have an audit committee consisting of a minimum of three independent members. The members of the Audit Committee must be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have expertise in accounting or financial management. Also, if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the Board of Directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s Audit Committee, and shall disclose its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC.

Argentine law requires an Audit Committee to be comprised of at least three members. Pursuant to CNV standards, Audit Committee members are required to have knowledge in business, financial or accounting matters and issues. In addition, CNV standards require the training of Audit Committee members in the practice areas that would permit them to carry out their duties on the Audit Committee. Our Audit Committee is made of three independent members. One of them qualifies as a “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert.” The Committee’s functions and duties are similar to those required by the NYSE. Furthermore, Argentine law does not limit the number of audit committees on which a member of its Audit Committee may serve.

Code of Business Conduct and Ethic

According to Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In October 2005, our Board of Directors approved a “Code of Conduct” with the purpose of introducing SEC rules applicable to foreign registrants. Such code applies to all Board of Directors’ members, Audit Committee members, Senior Management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report.

CEO’s Certification

Each listed company CEO must annually certify to the NYSE each year that he or she is not aware of any violation by the company of the NYSE’s corporate governance listing standards. There is no such requirement under Argentine law.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17.

Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.

Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-53.

Item 19. Exhibits

See Exhibit Index.

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

Dated: April 24, 2012

EXHIBIT INDEX

Exhibit No.

1.1

Corporate Charter and By-laws. (1)

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

3.1

CIESA Shareholders’ Agreement. (4)

3.2

CIESA’s Fourth Amendment to the Restructuring Agreement. (5)

4.1

Technical Assistance Service Agreement between TGS and Petrobras Argentina dated December 23, 2011.

4.2

Ethane Supply Agreement between TGS and PBB Polisur S.A. (4)

4.3

Propane and Butane Supply Agreement between TGS and Petredec Limited, dated December 3, 2010. (5)

4.4

Natural Gasoline Supply Agreement between TGS and Petroleo Brasileiro, dated July 1, 2011.

8.1

List of TGS’s Subsidiaries.

11.1

Code of Conduc.t (4)

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

13.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Audit Committee Charter. (6)

15.2

Letter from KPMG to the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, dated April 24, 2012.

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

(5) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2010 (Commission File No. 1-13396).

(6) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2003 (Commission File No. 1-13396).

EXHIBIT 4.1

Technical Assistance Service Agreement between TGS and Petrobras Argentina dated December 23, 2011.

Autonomous City of Buenos Aires, December 23, 2011

Messrs

PETROBRAS ARGENTINA S.A.

Maipú 1

Autonomous City of Buenos Aires

Re: Technical Assistance Service Agreement

Dear Sirs,

We are pleased to address you in our capacity as attorneys in fact for Transportadora de Gas del Sur S.A. (“TGS”) to request from Petrobras Argentina S.A. (“Petrobras”) the provision of a Technical Assistance Service to TGS, during a three (3) years term as from next December 28, 2012, under the terms and conditions set out in the Annex.

To that end, we inform you that TGS avails of the Ente Regulador del Gas’ (Gas Regulation Authority) authorization for Petrobras to continue to be the Technical Operator of TGS, as expressed in NOTA ENRG GAL/GDyE/GT/I No. 10729 dated 09/16/11 under File ENRG 17800/11, and with TGS Board of Directors’ authorization dated 11/14/11 to proceed consequently.

These presents shall be deemed tacitly accepted by you upon the issue of an invoice in an amount of ARG$1.000 as an advance payment for provision of the service as requested.

At the expiration of such term, we shall disclose the terms and conditions of this agreement to the market.

Without any further notice, we remain,

Very truly yours,

Alejandro Basso	Nicolás M. Mordeglia
Attorney in fact	Attorney in fact

TECHNICAL ASSISTANCE SERVICE AGREEMENT

This Technical Assistance SERVICE AGREEMENT (the “SERVICE”) is made by and between Transportadora de Gas del Sur S.A., an Argentine corporation established under the laws of the Republic of Argentina (the “Licensee Company”), and Petrobras Argentina S.A, an Argentine corporation established under the laws of the Republic of Argentina (“Petrobras”).

Pursuant to the provisions set forth in the Bid Specifications, the Licensee Company  wishes to enter into an agreement with Petrobras  whereby Petrobras agrees to provide the Licensee Company with certain technical assistance services in connection with the operation of the gas transportation system, gas processing installations, and related installations and equipment of the Licensee Company (the “System”).

In consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.1  Definitions.  As used herein, the following terms shall have the following meanings (with terms defined in the singular having the corresponding meanings when used in the plural and vice versa):

“Affiliate” means with respect to a Person, any party directly or indirectly controlling, controlled by, or under common control with such Person and, for the purposes of this definition, the concept of “control”, when used with respect to any Person, shall mean holding the power to control the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise.

“Regulatory Authority” means the Secretaría de Energía de la Nación or the successor authority as regards its powers and jurisdiction or, from the date established by said authority, the Ente Nacional Regulador del Gas.

“Acts of God or Force Majeure” shall have the meaning given to such term in Section 4.4 hereof.

“SERVICE” shall have the meaning given to such term in the first paragraph hereof.

“Petrobras” shall have the meaning given to such term in the first paragraph hereof.

“License” means the authorization granted to the Licensee Company to provide the gas transportation public service.

“Scope of Services” shall have the meaning given to such term in Section 2.1.

“Person” shall mean an individual, firm, corporation, limited liability company, partnership or other legal person.

“Effective Term” means December 28, 2011 through December 27, 2014.

“Bid Specifications” shall mean the Bid Specifications of the international public Call for Bids number 33-0150 for the privatization of Gas del Estado S.E., approved by Resolution 874/92 of the Ministerio de Economía, Obras y Servicios Públicos, as such specifications may be amended or supplemented from time to time.

“System” shall have the meaning given to such term in the second paragraph hereof.

“Investment Company” means Compañía de Inversiones de Energía S.A., an Argentine corporation.

“Licensee Company” shall have the meaning given to such term in the first paragraph hereof.

Section 1.2  Other Definitions.  Unless otherwise provided for, all references to “Articles” and “Sections” are to Articles and Sections of this SERVICE.

ARTICLE II

Services; Service Quality; Remuneration

Section 2.1  Services to be provided by Petrobras.  Petrobras hereby agrees when so requested by the General Manager of the Licensee Company, to provide assistance from time to time to the Licensee Company during the Effective Term concerning the following matters, provided the same take place during the current and daily business activities of the Licensee Company (the “Scope of Services”): (a) replacement, repair and this new SERVICE of the installations and equipment of the System in order to comply with the technical standards and current practices of the gas transportation industry; (b) preparation of analysis of operations, analysis of operational and construction budgets and assistance on budget controlling; (c) security, reliability and efficiency of the operations and service; (d) advice on compliance with safety, industrial hygiene, pollution and environmental laws and regulations applicable to the System and its operation; (e) routine and preventive maintenance of the System; (f) personnel training; (g) drafting and application of procedures necessary to attain the issues specified above.  Likewise, Petrobras, when so required by the General Manager of the Licensee Company, shall assist from time to time the Licensee Company in the design and implementation of an information and inspection system designed to adequately inform the information management group of the Licensee Company on a timely basis about all important aspects of the Scope of the Services (and the Licensee Company agrees to cause the management personnel to take it into account).  It is understood that any assistance requested to Petrobras by the Licensee Company concerning matters beyond the current and daily business activities of the Licensee Company (including, without limitation, extension projects, acquisitions and other significant capital disbursements) is not included within the scope of this SERVICE, and that for such kind of assistance Petrobras shall be entitled to receive a remuneration in addition to the one stipulated in Section 2.5, and such additional remuneration shall be mutually agreed upon by Petrobras and the Licensee Company upon request of such assistance.  The Licensee Company and Petrobras  hereby agree that the works with respect to which Petrobras shall provide assistance to the Licensee Company shall be performed by the Licensee Company personnel (or  pursuant to individual SERVICES agreed into with Petrobras, its Affiliated or third parties), and the role to be played by Petrobras hereunder shall be exclusively to provide advice and consulting services in relation to said matters and that this SERVICE is binding only on Petrobras to provide the necessary personnel to provide exclusively such advice and consulting services.

Section 2.2  Information to be provided to the Regulatory Authority.  Petrobras shall provide information to the Regulatory Authority concerning the Scope of Services when so specifically requested by the Regulatory Authority.  Delivery of such information to the Regulatory Authority shall not be deemed to breach Petrobras’ duty of confidentiality to the Licensee Company.

 Section 2.3  Quality of the Technical Operator’s Services.  Petrobras shall comply with its duties stipulated herein as a reasonably prudent consultant according to (a) regular practice standards in the gas transportation industry, and (b) the good faith promotion and protection of the Licensee Company’s interests concerning the System.

Section 2.4  Ownership of Investment Company’s shares.  For a period of eight years as from the date hereof, Petrobras shall comply with the provisions set forth in item 3.1.2. of the Bid Specifications as regards ownership of at least 10% of the Investment Company’s shares, except to the extent otherwise permitted by the applicable law.

Section 2.5  Remuneration.  As remuneration for Petrobras’s compliance with its obligations hereunder, the Licensee Company shall pay Petrobras technical assistance fees equivalent to the larger of the following amounts: (i) a fixed annual sum of ARS 3,000,000 (three million Argentine pesos) or (ii) seven per cent (7%) of the annual net profits (before interests and income tax of the year but after deducting also the before mentioned fixed sum) of the Licensee Company.  Said fees do not include either reasonable expenses (excluding overhead or structural expenses) incurred by Petrobras or the value added tax on all  payments to be made to Petrobras under the SERVICE, which shall be also paid by the Licensee Company.

The Licensee Company shall pay this remuneration to Petrobras Argentina S.A. on a monthly basis.  Monthly payments shall be equivalent to seven per cent (7%) of the monthly net profits (before interests and income tax of the year but after deducting monthly the fixed amount of ARS 250,000) of the Licensee

Company, plus all reasonable expenses (excluding overhead or structural expenses), and any value added tax applicable at the time. The amounts payable each month shall be paid monthly before the fifteenth day of the immediately subsequent month.  Monthly payments payable to Petrobras (and the items used in the calculation of any such payments) shall be calculated by the General Manager of the Licensee Company based on the  monthly operative balance sheets prepared by the internal accounting personnel of the Licensee Company.  Upon submittal of the audited annual financial statements prepared by an external accounting firm of the Licensee Company, the annual net profits of the Licensee Company (as described in item (ii) above) corresponding to the fiscal year considered in such financial statements shall be determined based on said financial statements and shall be compared to the sum of the monthly net profit amounts used to determine the monthly payments to Petrobras.  If necessary, the Licensee Company or Petrobras, as appropriate, shall make the corresponding payment to the other party for the amount necessary to set off any difference between the annual net profits and the sum of the monthly net profit amounts or for the amount necessary to be set off to Petrobras if the monthly payments made to Petrobras were lower than the fixed amount to be paid to Petrobras pursuant to item (i) above.

Any payment to be made by both parties pursuant to this SERVICE  shall be made within a term of 30 business days in freely available funds.  Any such payment shall be made in full without any set-off right with respect to any claim, expense or any other sum payable by the Licensee Company or Petrobras.  Any sum unpaid pursuant to this Section shall bear overdue interests at a rate equal to (i) the interest rate for 30 days financial loans charged by  Banco de la Nación Argentina, plus (ii) 50% (fifty per cent) of said rate.

Section 2.6  Insurance.  The Licensee Company shall take out and maintain in effect third party liability insurance, and any other insurance customary in the natural gas transportation industry, as advised by Petrobras , and shall cause Petrobras to be named as coinsured under such insurances.

ARTICLE III

Term

Section 3.1  Effective Term.   The provisions of Article II shall be effective during the period (the “Effective Term”) comprised between December 28, 2011 and the termination of the Effective Term on December 27, 2014; provided that each party shall continue thereafter to be liable for any obligation under Article II incurred by or required to be performed prior to such termination.

Section 3.2  Termination. The Licensee Company or Petrobras shall terminate this SERVICE  only in the following circumstances:

(a) The Licensee Company (exclusively by the absolute majority vote of its directors) or Petrobras shall terminate this SERVICE at any time in the event the other party is in material breach of any of its obligations set forth herein, and such breach is not remedied within a period of 90 days following service of notice thereon.

(b) The Licensee Company (exclusively by the absolute majority vote of its directors) or Petrobras shall terminate this SERVICE if the other party requests a reorganization plan or files a petition in bankruptcy or if the same is ordered in any jurisdiction or if the other party seeks the appointment of a receiver, trustee, liquidator, custodian or any other similar officer of it or of any significant part of its property or the appointment of or the taking of possession by, any such officer in any involuntary case or in any other proceeding commenced against it or makes a general assignment for the benefit of creditors or takes any corporate action to authorize, or in furtherance of any of the foregoing.

(c) The Licensee Company (exclusively by the absolute majority vote of its directors) or Petrobras shall terminate this SERVICE if the License expires.

(d) Petrobras shall terminate this SERVICE if the Licensee Company, in Petrobras’s judgment, does not comply on a repeated basis with the technical recommendations given by Petrobras within the Scope of Services.  Notice of termination shall be given 90 days in advance to the Licensee Company and the Regulatory Authority.

ARTICLE IV

Restrictions on Liability and Remedies; Indemnity; Force Majeure

Section 4.1  Restrictions on Liability.  Notwithstanding any provision to the contrary stipulated herein, neither Petrobras nor any of its Affiliates, directors, officers, agents or employees shall be liable before the Licensee Company or any of its Affiliates under this SERVICE, except for fraud or gross negligence in the performance of its obligations hereunder.  No action or omission resulting from a judgment mistake or a good faith mistake shall be considered gross negligence.

Section 4.2  Restrictions on remedies. Neither the Licensee Company nor any of its Affiliates shall be entitled to demand or obtain indemnity against consequential, special, remote or punitive damages or loss of profit resulting from the action or omission by Petrobras in relation to the Licensee Company and its activities and operations under this SERVICE

Section 4.3  Indemnity.  The Licensee Company shall defend, indemnify and hold harmless Petrobras and its Affiliates, its respective directors, officers, employees and other agents (the “Indemnified Parties”) from and against any claim, action, costs, losses, liabilities, expenses and judgments (including, without limitation, attorneys fees, legal expenses and other court costs incurred in relation to said claim, action, etc., or incurred to demand said indemnity) brought against any Indemnified Party based on, as a consequence of, or attributable to, any action or omission of Petrobras in relation to the Licensee Company and its activities or operations or to the obligations of Petrobras hereunder (except for claims made by the Licensee Company to Petrobras due to gross negligence or fraudulent non-performance), in each case irrespective of the amount thereof, and without considering if they result either totally or partially from the exclusive, concurrent, active or passive negligence of any Indemnified Party.

Section 4.4  Acts of God or Force Majeure.  The obligations of each of the parties under this SERVICE, other than the obligations to make payments of money, shall be suspended if such party is prevented from complying therewith by circumstances or conditions considered as Acts of God or Force Majeure.  Acts of God or Force Majeure, with respect to the obligations of any of the parties hereto, shall mean any event or circumstance beyond the reasonable control of each party including, without limitation, strikes, lock-outs, or any industrial commotion, act of public enemies, war (declared or not), blockade, revolution, riot, rebellion, civil commotion, electric storms, fire, epidemics, avalanches, storm, flooding, landslide, earthquake, explosion, governmental restriction, governmental attachment, machinery breakage, inability to obtain or delay in obtaining equipment or transportation, or inability to obtain or delay in obtaining governmental approvals, authorizations, licenses or awards.

ARTICLE V

Certain liabilities of the Licensee Company

Section 5.1  Confidentiality.  The Licensee Company shall maintain in confidence and shall not use, except in relation to the System operation, all technical information data and know-how provided to the Licensee Company by Petrobras or any of its Affiliates.

Section 5.2  Access; Assistance. The Licensee Company shall provide Petrobras, its employees and agents, with access to the System (subject exclusively to routine safety measures also imposed to the Licensee Company management personnel) and shall assist Petrobras in all necessary or useful matters so that Petrobras may comply with its obligations hereunder.

ARTICLE VI

Miscellaneous

Section 6.1  Compliance with Law:  Petrobras and the Licensee Company shall comply with all applicable United States and Argentine laws, including the United States Foreign Corrupt Practices Act.  Without limiting the foregoing, Petrobras and the Licensee Company agree not to pay or promise to pay or give or promise to give anything of value, either directly or indirectly, to an official of the Argentine government or of any other government or any Argentine political party or any member thereof for the purpose of influencing an act or decision of any such government or its officials to obtain or retain business for any Person.

Section 6.2  Parties’ Liability.  It is not the intention of the parties hereof to become liable as partners, associates or jointventurers or to create a partnership, joint venture or association.  The Board of Directors of the Company shall have and maintain all powers and liabilities concerning the management of the Licensee Company.  Petrobras shall exclusively act as independent contractor and consultant.

Section 6.3  Non-assignability.  The provisions of this SERVICE may be assigned by Petrobras, provided that any such assignment shall not violate (or cause the Licensee Company or the Investment Company to violate) any applicable legal requirement.  The Licensee Company shall not be entitled to transfer and/or assign the provisions of this SERVICE.

Section 6.4  Governing Law: Arbitration.  This SERVICE shall be governed by the substantive laws of the Republic of Argentina (excluding its principles of international private law).  All disputes related to this SERVICE shall be resolved by arbitration pursuant to the Rules of Arbitration of the International Chamber of Commerce (excluding its principles of international private law).  Such arbitration shall involve a panel of three arbitrators, shall take place in Buenos Aires, Argentina, and shall be conducted in the English language.  The arbitration decision shall be final and binding upon Petrobras and the Licensee Company and shall be enforced in any court having jurisdiction over the Person against which such enforcement is sought.

Section 6.5  Notices.  All notices required or permitted hereunder shall be in writing and effective upon delivery to the applicable Person (whether by mail, fax, personal delivery or otherwise) at the address indicated below:

Petrobras Argentina S.A.

Maipú 1

(1002) Buenos Aires

Argentina

Fax: (54-11-xxxx-xxxx)

Attention: President

Licensee Company: Transportadora de Gas del Sur S.A.

                                  Don Bosco 3672

                                  Buenos Aires

                                  Argentina

                                  Attention: President

The information of each party hereto as for notice purposes may be changed through a notice from such party to the other party addressed in the manner provided herein.

Section 6.6  Further assurances.   Petrobras and the Licensee Company agree to execute and deliver such additional  documents and take such additional actions as may be necessary or appropriate to effect the provisions of this SERVICE, and all transactions contemplated hereunder.

Section 6.7  Entire Agreement.  This SERVICE constitutes the entire agreement between Petrobras and the Licensee Company with respect to the subject matter hereof, and sets forth all the obligations of the “Technical Operator” pursuant to the Bid Specifications.

Sections 6.8  Severability.  If any provisions of this SERVICE or the application thereof to any party or circumstances are held invalid or unenforceable to any extent, the remainder of this SERVICE, and the application of such provision to the other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 6.9   No Third Party Beneficiary.  Subject to the provisions of Article IV, no provision of this SERVICE, either express or implied, is intended to confer upon any Person other than the parties of this SERVICE and the respective permitted successors and assignees, any right, benefit or obligation hereunder.

EXHIBIT 4.4

Natural Gasoline Supply Agreement between TGS and Petroleo Brasileiro, dated July 1, 2011.

Rio de Janeiro, July 1st, 2011

This contract (hereinafter the “Contract”) is entered into by and between:

PETROLEO BRASILEIRO S.A.  a corporation duly organized and existing under the laws of Brazil, having its registered office located at Rio de Janeiro (hereinafter referred to as “Buyer”), and

TRANSPORTADORA DE GAS DEL SUR S.A., a corporation duly organized and existing under the laws of Argentina, having its registered office located at Don Bosco 3672, 5 piso, Buenos Aires, Argentina, (hereinafter referred to as  “Seller”), and shall be governed by the following terms and conditions:

ARTICLE 1:

SELLER

TRANSPORTADORA DE GAS DEL SUR  S.A.

Don Bosco 3672 – 5 piso –Buenos Aires – Argentina

BUYER

PETROLEO BRASILEIRO S.A. – PETROBRAS

Avenida República de Chile 65 – Centro – Rio

CEP 20.031.912

ARTICLE 2: PERIOD

From  July 1st, 2011 to November 30th, 2012.

ARTICLE 3:  PRODUCTS

Natural Gasoline according to NCM (Mercosur Common Nomenclature) 2710.11.49

ARTICLE 4: QUALITY

Quality as following specification

DESCRIPTION	METHOD	VALUE
Density (15°C)	ASTM-1298-1990	0.645 – 0.700
Initial Boiling Point-IBP-(°C)	ASTM-D-86-1993	Min 30
Final Boiling Point-FBP-(°C)	ASTM-D-86-1993	Max 130
Sulfur (PPM)	ASTM-D-5453-2003 or ASTM-D-4294 or D-1266	Max 500
Paraffins (% wt)	ASTM-D-6730-2001	Min 60
Iso-Paraffins (% wt)	ASTM-D-6730-2001	Report
Olefins (% wt)	ASTM-D-6730-2001	Max 1.0
Lead (PPB)	IP 224-1996	Max 50
Reid Vapor Pressure-RVP-(PSI)	ASTM-323-1999a	Max 14.5
Benzene (% Liq Vol)	ASTM-D-6730-2001 or ASTM D-3606	Max 1.5
Copper Corrosion	ASTM-D-130-1994	Max 1
Methyl tert-butyl ether-MTBE (PPM)	ASTM-D-6730-2001	Max 50
Methanol (PPM)	ASTM-D-6730-2001	Max 10
Ethanol (PPM)	ASTM-D-6730-2001	Max 100

ARTICLE 5: QUANTITY

Approximately 135,000 mt. Natural Gasoline intended to be delivered in order of 9,000 mt per month.

Any additional availability of Natural Gasoline that Seller may have for export ex-Bahia Blanca by ship during the period above mentioned, exceeding the contractual quantities by up to 25%, may be offered by Seller and Buyer must buy this offered quantity under the terms and conditions of this Contract.

The quantities will be measured in vacuum

ARTICLE 6: DELIVERY

The agreed quantity shall be given and taken FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina. Posta N° 1 Puerto Galván may be use as an alternative pier.

ARTICLE 7: PRICE

The price FOB Posta N° 2; Puerto Galván; Bahía Blanca; República Argentina of the product purchased and sold under this Contract shall be calculated as follows:

NGP = [ NGCIF/ARA  ± DP]

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

DP: – 7,95 USD/mt (MINUS SEVEN POINT NINETY FIVE DOLLARS PER MT)

ARTICLE 8:  NOMINATION

Before the 11th Day of each month Seller shall inform the two (2) next loading deadlines and the Natural Gasoline maximum volumes to be loaded by Buyer in order to avoid any loss of production due to storage saturation and the stoppage of Seller’s producing plant.

Buyer shall send the loading program, including cargo size and vessel's name specifying a five (5) Day range for each lifting, before the 20th Day of the previous month, which includes a minimum quantity to be lifted by Buyer as indicated by Seller according to the preceding paragraph.

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

ARTICLE 9: INVOICING AND PAYMENT

Payment shall be made in U.S. dollar by telegraphic transfer within thirty (30) Days after B/L date (B/L date excluded) to Seller appointed bank account against presentation of following documents:

a) signed original commercial invoice

b) 3/3 original bills of lading issued to the order of Buyer.

c) certificate of origin.

d) certificates of quality and quantity in vacuum issued by Inspector at loading port.

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

ARTICLE 10: INSPECTION

An inspector shall be appointed by Buyer who must be acceptable to Seller (the Inspector) will witness the quantity and quality of the cargo. In case of dispute between Seller and nominated Inspector will be settle according to Article 18. All costs of the inspection shall be supported by Buyer.

ARTICLE 11: LAYTIME AND DEMURRAGE

As per Clause 5° . Annex I.

ARTICLE 12: FORCE MAJEURE

Seller shall not be obligated to deliver or Buyer obligated to receive product hereunder when, while and to the extent that Seller is prevented from delivering the product or Buyer is prevented from receiving the product due to acts of God, fires, accidents, strikes or other labor disturbances, pickets, war, declared or undeclared embargoes, perils of the sea, a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by any governmental entity (including allocations, priorities, requisitions, quotas and price controls), acts of civil or military authorities, disruption of Seller’s supplies or any other causes beyond the control of the party unable to perform whether or not similar to the causes herein specified. In any such event preventing performance, said performance shall be delayed for a period not to exceed thirty (30) Days provided that any liability for payment therefore existing under no circumstances be extinguished but shall, on the contrary, remain in full force and effect.

If the Event of Force Majeure should continue for a period of more than sixty (60) consecutive Days, then and in such event, Seller or Buyer shall have the right to terminate the Contract and neither party shall thereafter have any rights against the other (except in connection to the amounts owed by Buyer to Seller before proper notice of the Event of Force Majeure has been given).

ARTICLE 13: INSURANCE

For Buyer’s account as per FOB Incoterms 2010 deliveries.

ARTICLE 14: DOCUMENTARY INSTRUCTIONS

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

From the Delivery Point onwards, Buyer shall be solely liable and responsible for the Natural Gasoline delivered and shall assume all risks, charges and expenses of the Natural Gasoline, including any lost or claim of the transported Natural Gasoline.

ARTICLE 16: INDEMNITY

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

ARTICLE 17: CLAIMS

Claims, if any, must be filed within 60 (sixty) Days after the date of the bill of lading. Beyond that period, the Parties shall have no right of claim.

ARTICLE 18: LAW AND JURISDICTION

The validity and interpretation of this Contract shall be governed by and in accordance with the Laws of England and Wales. Any dispute arising from or related to this Contract, its validity, performance, termination, and/or any damage compensations due thereby shall be finally and conclusively settled by arbitration.

This agreement shall not be construed to confer any benefit on any person not being a party to this agreement nor shall it provide any rights to such person to enforce any of its provisions. the provisions of the english contracts (rights of third parties) act 1999 are expressly excluded.

The arbitration language shall be English, the venue of the arbitration shall be the city of London, UK, and the arbitration procedures shall be conducted in accordance with the International Chamber of Commerce Rules of Conciliation and Arbitration then in force.

Each Party shall appoint one arbitrator and the two appointed arbitrators shall appoint a third one to act as chairman of the arbitration panel. In case of no agreement, the third arbitrator shall be appointed by the International Chamber of Commerce.

The Parties are bound to do their utmost to find an amicable solution before resorting to the arbitration procedure above mentioned.

ARTICLE 19 GENERAL TERMS AND CONDITIONS

Terms and Conditions, except specifically mentioned above, shall be in accordance with Incoterms 2010 with the latest amendments for FOB deliveries.

ARTICLE 20: NOTICES

(a)

For all legal effects stemming from this Contract, the Parties establish their respective domiciles in the places mentioned below. Communications submitted by fax will be considered reliable notifications

(b)

The addresses of the Parties for purposes of this Contract are the addresses indicated below:

SELLER

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5 piso, Ciudad Autónoma de Buenos Aires – Republica Argentina.

Att.: Mr. Juan Ignacio de Urraza

e-mail: juan_de_urraza@tgs.com.ar

Phone Number: +54 11 4865 9060 ext. 1144

Fax Number: +54 11 4865 9060 ext. 1170

BUYER

Petroleo Brasileiro S.A – Petrobras S.A.

Avenida República do Chile 65 – 13º Andar -Centro

Rio de Janeiro - Cep 20.031.912

Clean Products Manager

Att. Ricardo Wanderley

e-mail: rwanderley@petrobras.com.br

Phone Number: +55 21 3224-2430

Fax Number: +55 21 3224-2220

For Commercial

Petroleo Brasileiro S.A – Petrobras S.A.

Avenida República do Chile 65 – 13º Andar -Centro

Rio de Janeiro - Cep 20.031.912

Att. Marcos Gomes Da Silva

e-mail: mgomes@petrobras.com.br

Phone Number: +55 21 3224-3235

Fax Number: +55 21 3224-2220

For operations / finance / accounting :

Petroleo Brasileiro S.A – Petrobras S.A.

Avenida República do Chile 65 – 13º Andar -Centro

Rio de Janeiro - Cep 20.031.912

Att. Luis Antonio Guimarães de Souza

e-mail: guimaraes@petrobras.com.br

Phone Number: +55 21 3224-3668

Fax Number: +55 21 3224-2220

(c)

For all purposes hereof, communications to Terminal shall be sent to: José Luis Gazzoni

Email address: jose_gazzoni@tgs.com.ar

Phone Number: 54  291 4570214 ext 225

Fax Number: 54  291 4570214 ext 222

ARTICLE 21: MISCELLANEOUS

The Parties agree that Annex I, Annex II and Annex III are made an integral part hereof.

SELLER	BUYER
TRANSPORTADORA DE GAS EL SUR S.A	PETROLEO BRASILEIRO S.A.
TGS	PETROBRAS

JOSÉ RAIMUNDO B. PEREIRA
EXECUTIVE MANAGER
OF MARKETING AND TRADING

      Annex I

TRANSPORTADORA DE GAS DEL SUR S.A.

DELIVERY AND LOADING PROTOCOL

 Applicable to F.O.B. NATURAL GASOLINE SALES

 Puerto Galván – Bahía Blanca - Argentina

1.

DEFINITIONS

For the purpose of this Contract, the following terms have the following meanings (as hereinafter defined), unless the context otherwise requires,

“Contract” means these “Natural Gasoline Sale and Purchase Contract“ jointly with any other document incorporated or “herein” or “hereunder” referred to in the Contract , including Annex I, Annex II and Annex III.

“Buyer” means PETROLEO BRASILEIRO S.A. - PETROBRAS

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

“Month” means a calendar month.

“Natural Gasoline” means the Natural Gasoline according to the attached specifications.

“NOR” means Notice of Readiness

“Party or Parties” shall mean Buyer or Seller or both.

“Port Regulations” shall mean the regulations issued by Consorcio de Gestión del Puerto de Bahía Blanca and Prefectura Naval Argentina, from time to time. In the event of any conflict between this Annex I and the Port Regulations, the latter shall prevail.

“CGPBB”: Consorcio de Gestión del Puerto de Bahía Blanca.

“PNA”: Prefectura Naval Argentina.

“Seller ”: means Transportadora de Gas del Sur S.A.

“Terminal” means the reception, loading and storage at Seller’s installations and facilities at Puerto Galván – Bahía Blanca – Argentina.

7

2.

DELIVERY

2.1

The Natural Gasoline under this Contract shall be delivered to Buyer in bulk Free On Board nominated vessels provided by Buyer at the loading Terminal.

2.2

Vessel shall comply with current Port Regulations and must be acceptable to Terminal. Be notified that Seller may require a vetting process for the vessel performed by and expert appointed by Seller. Notwithstanding the criteria to accept or refuse the vessel is discretionary to Seller. The acceptance of the vessel will not release Buyer from his obligations described hereinafter.

2.3

Vessel shall also comply and abide by the laws, rules, and regulations in force at Terminal and port area, including but not limited to customs, operations, health, safety and the environment care.

2.4

Buyer shall ensure that the relevant provisions of the Contract, this Operational Protocol, the Port Regulations and any other appropriate written procedures issued by Terminal or by the Port authorities are made known to vessel owners, charterers and Masters of the vessels lifting Natural Gasoline at Terminal.

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

2.8

Any loss or damage to Natural Gasoline or to any property or person at Terminal and Port caused by vessel’s fault shall be borne by Buyer.

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

(b)

The quantity of Natural Gasoline to be lifted, according to the shipping schedule program.

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

If at any time, in the opinion of Terminal, this failure to lift will bring Terminal to an excess storage position, Buyer shall use its best efforts to lift the scheduled cargo in compliance with any revised Lifting Program issued by Terminal and acceptable to Seller. If Buyer, despite its best efforts, cannot comply with the revised Lifting Program, Buyer shall promptly inform Terminal of such non compliance by fax or electronic mail to take all necessary measures to avoid an excess storage situation at Terminal. Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion , to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer

4.2

Buyer shall arrange for the master of the vessel to notify by telex or electronic mail the vessel’s ETA in accordance with the Port Regulations in force and, in any case, seventy-two (72), forty-eight (48) and twenty-four (24) hours before arrival and thereafter any variation of more than three (3) hours.

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

NOR shall not be received by Terminal until the vessel has anchored at the customary location at Terminal, or as otherwise as advised to the Master by Terminal, and is ready to load Natural Gasoline.

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

9

4.5

Under no circumstances shall loading commence until Terminal is satisfied with the safety procedures as per the Port Regulations in force.

4.6

Terminal shall have the right at any time to remove vessel from the loading berth according to Port Regulations in force.

4.7

If vessel is shifted because of inability for whatever reason to receive Natural Gasoline at the rate of delivery available at Terminal, Seller shall not be obliged to complete loading except during such time as the loading berth shall be available and not required by any other vessel, and Seller shall not be obliged to pay any expenses incurred in such shifting.

4.8

Vessel shall vacate the loading berth as soon as possible after completion of loading.  Vessel shall have up to two (2) hours after completion of loading and documentation delivery to vacate the loading berth, and more than two (2) hours subject to mutual agreement with Terminal.

4.9

Loading shall be deemed completed upon disconnection of delivery hoses.

4.10

One (1) business day after having issued the bill of lading or the certificate of quantity and quality, the Inspector – as per Article 10– shall notify Buyer by fax or electronic mail of the date of completion of loading.

4.11

If Buyer's vessel fails to arrive before 23:59 of the fifth Day of the five Day laycan for any reason, excluding Force Majeure, then and without prejudice to any other rights Seller may have, Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion , to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

5.

LAYTIME AND DEMURRAGE

5.1

Seller shall be allowed a laytime period of fifty four (54) hours to complete the loading of any size of cargo of Natural Gasoline up to six thousand and five hundred (6.500) mt. (maximum size of cargo).

If a larger cargo is agreed, Seller shall be allowed to add one (1) extra hour for each one hundred and thirty (130) mt exceeding the 6.500 mt. agreed upon.

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

10

5.3

The period and the time shall end when loading is completed and hoses disconnected.

5.4

The time actually taken to load vessel shall, for the purposes hereof, exclude time consumed due to the following:

(a)

Movement of vessel from anchorage to all fast at loading;

(b)

Waiting and obtaining customs and immigration clearance and/or free practique and/or sanitary and/or cleared in by Port Authorities

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

6.

MEASUREMENT, SAMPLING AND INSPECTION

6.1

The quantity and quality of Natural Gasoline will be determined at Terminal by the Inspector (as per Article 10) by measuring the shore calibrated tanks immediately before and after loading.

11

The results of this inspection, which includes but is not limited to measurement, sampling and testing, shall be treated as conclusive as to quantity and quality loaded in accordance with ASTM D1298  with approved methods as published by the API in the Manual of Petroleum Measurement Standards (hereinafter API Manual).The specific density shall be calculated analytically by the Inspector at each lifting through chromatography and used in the calculation of quantity in vacuum.  The conversion factor from gallons to cubic meters shall be as per Table 58 – ASTM-IP (American Standard Testing Materials) U.S. Gallons, Barrels, per Metric ton.  The chromatographic density shall be calculated to four (4) decimal places.

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

6.3

Buyer may, at its expense, witness the quality and quantity determination of each shipment following notice in writing to Seller.

SELLER	BUYER
TRANSPORTADORA DE GAS EL SUR S.A	PETROLEO BRASILEIRO S.A.
TGS	PETROBRAS

JOSÉ RAIMUNDO B. PEREIRA
EXECUTIVE MANAGER
OF MARKETING AND TRADING

12

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

This letter of indemnity shall be governed by the Laws of England and Wales and any dispute shall be referred to arbitration in accordance with the terms of the NATURAL GASOLINE SALE AND PURCHASE CONTRACT (article 18), dated July 1st. 2011, executed by and between Petroleo Brasileiro S.A. (as “Buyer”) and Transportadora de Gas del Sur S.A. (as “Seller”).

This letter of indemnity shall expire and become null and void upon our tendering the original bill of lading, and other shipping documents to you and their acceptance by you.

SELLER	BUYER
TRANSPORTADORA DE GAS EL SUR S.A	PETROLEO BRASILEIRO S.A.
TGS	PETROBRAS

JOSÉ RAIMUNDO B. PEREIRA
EXECUTIVE MANAGER
OF MARKETING AND TRADING

13

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

14

LOADING ARMS:

The dimensions of the loading arms are the following: between the floating line (water line) and the loading manifold: 8,50 meters. In addition, the Terminal can provide hoses to secure the natural gasoline cargo.

SELLER	BUYER
TRANSPORTADORA DE GAS EL SUR S.A	PETROLEO BRASILEIRO S.A.
TGS	PETROBRAS

JOSÉ RAIMUNDO B. PEREIRA
EXECUTIVE MANAGER
OF MARKETING AND TRADING

15

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

Date: April 24, 2012

/s/ Carlos Seijo
Carlos Seijo
Chief Executive Officer

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

Date: April 24, 2012

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2011 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 24, 2012

/s/ Carlos Seijo
Carlos Seijo
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (the “Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2011 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 24, 2012

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 15.2

Letter from KPMG to the Securities and Exchange Commission,

pursuant to Item 16F of Form 20-F

April 24, 2012

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Transportadora de Gas del Sur S.A. and, under the date of April 24, 2012, we reported on the consolidated financial statements of Transportadora de Gas del Sur S.A. as of and for the years ended December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011. On April 12, 2012, we were notified that Transportadora de Gas del Sur S.A. engaged newly engaged accountants as its principal accountant for the year ending December 31, 2012 and that the auditor-client relationship with KPMG will cease upon completion of the audit of Transportadora de Gas del Sur S.A.’s consolidated financial statements as of and for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, and the issuance of our reports thereon. On April 24, 2012, we completed our audit and the auditor-client relationship ceased. We have read Transportadora de Gas del Sur S.A.’s statements included under Item 16F of its Form 20-F to be dated April 25, 2012, and we agree with such statements.

Very truly yours,

KPMG

(Member firm of KPMG International Cooperative)

/s/Jorge E. Dietl

Jorge E. Dietl

Partner

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Transportadora de Gas del Sur S.A.:

1

We have audited Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Transportadora de Gas del Sur S.A. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on Transportadora de Gas del Sur S.A.’s internal control over financial reporting based on our audit.

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

5

In our opinion, Transportadora de Gas del Sur S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on  the criteria established in “Internal Control - Integrated Framework” issued by the COSO.

6

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 24, 2012 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires, Argentina

April 24, 2012

/s/ KPMG

(Member firm of KPMG International Cooperative)

Jorge E. Dietl

Partner

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Transportadora de Gas del Sur S.A.:

1

We have audited the accompanying consolidated balance sheets of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

3

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires.

4

Accounting principles generally accepted in Argentina, as approved by the Professional Council of Economic Sciences of the City of Buenos Aires, vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

5

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Transportadora de Gas del Sur S.A.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in “Internal Control -Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 24, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Buenos Aires, Argentina

April 24, 2012

/s/ KPMG

(Member firm of KPMG International Cooperative)

Jorge E. Dietl

Partner

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(In thousands of Argentine pesos as described in Note 2.c.
except for per share and per ADS amounts in Argentine pesos)

	2011	2010		2009

Net revenues (Note 3)	1,853,875	1,653,001		1,600,648

Cost of sales (Note 13.f.)	(936,986)	(859,201)		(818,362)

GROSS PROFIT	916,889	793,800		782,286

Administrative expenses (Note 13.h.)	(86,998)	(77,661)		(67,354)

Selling expenses (Note 13.h.)	(277,398)	(230,662)		(153,415)

Other operating expenses	-	(122,084)	(1)	-

OPERATING INCOME	552,493	363,393		561,517

Other expenses, net (Note 2.r.)	(5,686)	(4)		(27,145)

Gain / (loss) on related companies	1,479	1,202		(540)

Net financial expenses (Note 2.r.)	(188,813)	(163,166)		(212,120)

NET INCOME BEFORE INCOME TAX	359,473	201,425		321,712

Income tax expense (Note 2.l.)	(128,794)	(68,319)		(111,738)

Minority interest	-	-		-

NET INCOME FOR THE YEAR	230,679	133,106		209,974

Net income per share (Note 2.s.)	0.29	0.17		0.26

Net income per ADS (Note 2.s.)	1.45	0.84		1.32

(1) Corresponds to the tariff increase revenue derecognition (Note 7.a.).
The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

(In thousands of Argentine pesos as described in Note 2.c.)

	2011	2010		2011	2010

CURRENT ASSETS			CURRENT LIABILITIES

Cash and banks	234,209	470,129	Accounts payable (Note 4.e.)	291,539	293,750
Investments (Note 13.d.)	225,083	619,351	Loans (Note 6)	15,846	14,661
Accounts receivable, net (Note 4.a.)	340,424	316,985	Payroll and social security taxes payable	53,064	37,528
Other receivables (Note 4.b.)	71,561	52,379	Taxes payable (Note 4.f.)	49,136	97,278
Inventories	7,588	12,911	Advances from customers (Note 4.g.)	29,208	18,000
Total current assets	878,865	1,471,755	Other liabilities (Note 4.h.)	5,744	6,006
			Provisions for contingencies (Note 13.e.)	130,764	106,922
			Total current liabilities	575,301	574,145

			NON CURRENT LIABILITIES

			Loans (Note 6)	1,609,799	1,487,119
NON CURRENT ASSETS			Taxes payable (Note 4.i.)	604,448	624,118
			Advances from customers (Note 4.j.)	281,126	227,150
Accounts receivable (Note 4.c.)	52,111	9,000	Total non-current liabilities	2,495,373	2,338,387
Other receivables (Note 4.d.)	73,994	64,856	Total liabilities	3,070,674	2,912,532
Investments (Note 13.c.)	3,221	2,051
Property, plant and equipment, net (Note 13.a.)	4,012,556	4,059,222	MINORITY INTEREST	1	1
Intangible assets, net (Note 13.b.)	3,419	4,461
Total non-current assets	4,145,301	4,139,590	SHAREHOLDERS' EQUITY	1,953,491	2,698,812
Total assets	5,024,166	5,611,345	Total liabilities and shareholders' equity	5,024,166	5,611,345
The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(In thousands of Argentine pesos as described in Note 2.c.)

	2011	2010	2009
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net income for the year	230,679	133,106	209,974

Reconciliation of net income to cash flows provided by operating activities
Depreciation of property, plant and equipment	220,388	214,196	208,377
Amortization of intangible assets	1,042	1,100	1,067
Retirement of property, plant and equipment	3,455	5,689	1,374
Retirement of intangible assets	-	268	149
Net Increase in allowances and provisions for contingencies	28,216	48,572	26,087

(Gain) / Loss on related companies	(1,479)	(1,202)	540
Interest expense	144,517	128,806	151,416
Interest income on investments other than cash and cash equivalents	(1,776)	-	-
Result of the debt prepayment	-	(5,129)	(10,829)
Income tax expense	128,794	68,319	111,738
Foreign exchange loss	110,476	69,089	133,453

Changes in assets and liabilities:
Accounts receivable	(69,831)	61,322	(219,589)
Other receivables	(27,505)	(75,457)	3,816
Inventories	5,323	(452)	(159)
Accounts payable	7,038	32,129	77,032
Advances from customers	(32,789)	(41,514)	(53,866)
Payroll and social security taxes payable	15,536	(7,935)	14,233
Taxes payable	(11,419)	7,436	10,386
Other liabilities	(262)	1,165	(7,235)
Provisions for contingencies	(1,093)	(8,383)	(2,360)
Interest paid	(122,872)	(118,991)	(118,803)
Income tax and asset tax paid	(186,002)	(191,624)	(25,164)
Net cash provided by operating activities	440,436	320,510	511,637

CASH FLOWS USED IN INVESTING ACTIVITIES
Payment for the acquisition of property, plant and equipment	(168,299)	(143,770)	(149,147)
Investments other than cash and cash equivalents	(109,382)	-	-
Dividends collected	309	926	-
Net cash used in investing activities	(277,372)	(142,844)	(149,147)

CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES
Advances from customers	70,108	-	113,459
Dividends paid	(976,000)	(30,325)	(30,000)
Payment of loans	-	(83,003)	(25,497)
Net cash (used in ) / provided by financing activities	(905,892)	(113,328)	57,962
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(742,828)	64,338	420,452
Cash and cash equivalents at the beginning of the year	1,089,480	1,025,142	604,690
Cash and cash equivalents at the end of the year	346,652	1,089,480	1,025,142
For supplemental cash flow information see Note 5.
The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Shareholders' contributions | | | Retained earnings | | | |
|---|---|---|---|---|---|---|---|
| | Common stock | Inflation adjustment to common stock | Total common stock | Legal reserve | Voluntary reserve | Accumulated retained earnings | Total shareholders' equity |
| Balances at December 31, 2008 | 794,495 | 1,145,012 | 1,939,507 | 190,597 | - | 942,624 | 3,072,728 |
| Adjustment on prior year (see Note 2.a.) | - | - | - | - | - | (656,671) | (656,671) |
| Modified balance at the beginning of year | 794,495 | 1,145,012 | 1,939,507 | 190,597 | - | 285,953 | 2,416,057 |
| Resolutions of the Ordinary Shareholders´Meeting held on March 26, 2009: | | | | | | | |
| Appropriation to legal reserve | - | - | - | 8,757 | | (8,757) | - |
| Cash dividends | - | - | - | - | - | (30,000) | (30,000) |
| Net income for the year | - | - | - | - | - | 209,974 | 209,974 |
| Balances at December 31, 2009 | 794,495 | 1,145,012 | 1,939,507 | 199,354 | - | 457,170 | 2,596,031 |
| Resolutions of the Ordinary Shareholders´Meeting held on April 16, 2010: | | | | | | | |
| Appropriation to legal reserve | - | - | - | 8,919 | | (8,919) | - |
| Cash dividends | - | - | - | - | - | (30,325) | (30,325) |
| Net income for the year | - | - | - | - | - | 133,106 | 133,106 |
| Balances at December 31, 2010 | 794,495 | 1,145,012 | 1,939,507 | 208,273 | - | 551,032 | 2,698,812 |
| Resolutions of the Ordinary Shareholders´Meeting held on April 29, 2011 | | | | | | | |
| Appropriation to legal reserve | - | - | - | 5,111 | - | (5,111) | - |
| Voluntary Reserve | | | | | 164,128 | (164,128) | |
| Cash dividends | - | - | - | - | - | (976,000) | (976,000) |
| Resolution of the Ordinary Shareholders´Meeting held on December 21, 2011 | | | | | | | |
| Deferred tax liability recognition | - | (594,207) | (594,207) | - | - | 594,207 | - |
| Net income for the year | - | - | - | - | - | 230,679 | 230,679 |
| Balances at December 31, 2011 | 794,495 | 550,805 | 1,345,300 | 213,384 | 164,128 | 230,679 | 1,953,491 |

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (the “Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (the “License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (the National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation, and maintenance services.

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

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”) over which the Company has effective control. Investments in companies, in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the CPCECABA. The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2011, 2010 and 2009 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2011	2010	2009
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

a)

Adjustments on prior year information

On October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with a debit to Accumulated Retained Earnings in any interim period or fiscal year-end until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Accordingly, in the Consolidated Statements of Changes in Shareholders’ Equity for the year ended December 31, 2011, TGS recognized a debit in the amount of Ps. 656,671 to Accumulated Retained Earnings at the beginning of the year ended December 31, 2009.

Moreover, Resolution No. 576 allows the shareholders at the Annual Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders’ Equity, which do not represent shares or reserved earnings. To that purpose, and following the provisions of said CNV Resolutions, the Ordinary Shareholders’ Meeting held on December 21, 2011 approved the reallocation of the debit in the amount of Ps. 594,207 from Accumulated Retained Earnings at the beginning of the year ended December 31, 2011 to Inflation Adjustment to Common Stock in the Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2011. Said change in the accounting valuation method represented a positive impact of Ps. 29,957 on the Net Income for the year ended December 31, 2011.

If TGS had recognized the deferred tax liability in 2010 and 2009, the effect of the change in the accounting valuation method, would have been a decrease of Ps. 625,077 and Ps. 656,671 in the Accumulated Retained Earnings at the beginning of the years ended December 31, 2010 and 2009, respectively. Moreover, said change in the accounting valuation method would have represented a positive impact of Ps. 30,870 and Ps. 31,594 on the Net Income for the years ended December 31, 2010 and 2009, respectively.

The offset account was Non Current Taxes Payable. In this sense, as of December 31, 2010, the balance of this line item was Ps. 29,911, which after the change in the valuation method as of December 31, 2011 amounted to Ps. 624,118.

The accounting information of the financial statements for the year ended December 31, 2010 disclosed for comparative purposes has been modified according to the provisions of TR No. 17 of the Argentine Federation for disclosure on a uniform basis.

b)

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders’equity for the fiscal years ended December 31, 2011, 2010 and 2009 would not have been significant.

The restatement methodology is computed at each balance sheet date, using the Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadística y Censos (“INDEC”), as follows:

-

Non-monetary items and consolidated statement of income amounts are adjusted to reflect the then-current general purchasing power;

-

Monetary items are not adjusted as such items are, by their nature, stated in terms of current general purchasing power in the financial statements; and

-

Monetary gains or losses are recognized in the consolidated statement of income, reflecting the effect of holding monetary items. This gain or loss on exposure to inflation (monetary gain or loss) is included in the consolidated statement of income within “Net financial expenses.”

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

g)

Current investments

Bank accounts, time deposits and loans have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their realizable value at year-end.

Loans balance in Current Investments is comprised of a loan granted to Pampa Energía. For further information, see Note 10.

Unrealized gains and losses on time deposits and mutual funds are included in the “Net financial expenses,” in the consolidated statement of income.

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax, or “VAT”) recorded as a result of the reversal of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method based on such companies’ financial statements as of September 30, 2011 and 2010. These financial statements were prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2011 and 2010, the investment in Link has been adjusted by Ps. 3,783 and Ps. 3,925, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2011 of Link, TGU and EGS from this date to December 31, 2011; and, (ii) the financial statements as of September 30, 2010 of Link, TGU and EGS from this date to December 31, 2010. The book value of the investment in EGS and TGU as of December 31, 2010 has been adjusted by Ps. 371 and Ps. 188, respectively, to reflect significant transactions and those made between EGS and the Company in the last three-month period ended on such date.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate.” Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at period / year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

-

Line pack: Line pack represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, and is valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-

Capitalization of foreign exchange loss: Resolutions No. 3/02 and No. 87/03 issued by the CPCECABA and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

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

- Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, provided they are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

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

- Financial charges capitalization: The Company capitalizes financial expenses on long term construction projects. Financial expenses capitalized was Ps. 18,200 and Ps. 10,645 for the years ended December 31, 2011 and 2010, respectively.

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

Based on the estimates made as discussed in Note 2.b), which include among others assumptions used to determine the development of the U.S. dollar exchange rate, of the inflation and interests rates as well as of the outcome of the renegotiation of the tariffs increase mentioned in Note 7.a), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value. However, it is reasonably possible that the Company’s conclusion that these assets are not impaired could change should the assumptions develop different than expected by management.

k)

Intangible assets

Intangible assets have been valued at their historical cost less accumulated amortization.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized over a 5-year period (Note 6).

l)

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

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2011	2010	2009
Estimated current income tax expenses	149,279	154,180	152,408
Deferred income tax benefit	(19,714)	(46,432)	(40,670)
Income tax to be recovered(1)	-	(38,776)	-
Income tax loss carryforward	(771)	(653)	-
Income tax expense	128,794	68,319	111,738

(1) Corresponds to the reversal of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.)

The components of the net deferred tax liability as of December 31, 2011 and 2010, are the following:

	2011	2010
Deferred tax assets
Allowance for doubtful accounts	1,175	9,538
Tax credits discounted value	3,347	6,069
Other provisions	2,343	2,343
Provision for contingencies	46,406	38,190
Income tax loss carryforward	1,424	653
Total gross deferred tax assets	54,695	56,793
Deferred tax liabilities
Deferred revenues	356	461
Current investments	9	983
Intangible assets	1,197	1,523
Property, plant and equipment, net	656,033	677,211
Total gross deferred tax liabilities	657,595	680,178
Net deferred tax liability (Notes 4.d and 4.i) (1)	(602,900)	(623,385)

          (1) Net of deferred tax asset of Ps. 1,548 and Ps. 733 recorded under “Other non-current receivables” as of December 31, 2011 and 2010, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2011, 2010 and 2009 as follows:

	2011	2010	2009
Pre-tax income	359,473	201,425	321,712
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	125,816	70,499	112,599
Permanent differences at statutory income tax rate
- Inflation adjustment	-	264	(174)
- Non-taxable income and non-deductible expenses	(657)	(368)	103
- Others	3,635	(2,076)	(790)
Income tax expense	128,794	68,319	111,738

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. The Company is required to continuously evaluate the recoverability of deferred tax assets. This evaluation is based on internal estimates made as discussed in Note 2.b), which are routinely updated to reflect more recent trends in the Company’s results of operations.

m)

Asset tax

The Company and its subsidiary are subject to the Impuesto a la Ganancia Mínima Presunta (the Asset Tax Law”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2011 and 2010, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

n)

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

p)

Shareholders’ equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for “Common stock” which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock,” in the Consolidated Statement of Changes in Shareholders’ Equity.

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

-Expenses related to consumption of non-monetary assets have been charged to the statement of income taking into account the restated cost of such assets as described in Note 2.c).

-Gain / (loss) on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain / (loss) on related companies.”

The breakdown of “Other expenses, net” line item for the years ended December 31, 2011, 2010 and 2009, include the following items:

	2011	2010	2009
Net increase in allowances and provision for contingencies (Note 13.e.)	(24,935)	(22,808)	(25,607)
Revenue from liquids contract termination agreement	16,044	-	-
Revenue from firm transportation contract termination agreement	-	18,575	-
Others	3,205	4,229	(1,538)
Total	(5,686)	(4)	(27,145)

The breakdown of “Net financial expenses” line item for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Generated by assets
Interest income	26,337	16,217	13,730
Foreign exchange gain	58,900	46,155	68,582
Tax receivables discounted value result	7,907	(17,007)	-
Total	93,144	45,365	82,312

Generated by liabilities
Interest expense	(144,517)	(128,806)	(151,416)
Foreign exchange loss	(117,346)	(66,711)	(138,759)
Result of the debt prepayment	-	5,129	10,829
Other expenses and financial charges	(20,094)	(18,143)	(15,086)
Total	(281,957)	(208,531)	(294,432)
Total net financial expenses	(188,813)	(163,166)	(212,120)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

s)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2011, 2010 and 2009 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B Shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

t)

New accounting rules

On December 29, 2009, CNV issued Resolution No. 562 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for fiscal year beginning January 1, 2012. However, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012, the CNV issued Resolution No. 600 which postpone the mandatory adoption of the IFRS for financial statements issued for the interim periods and fiscal year beginning January 1, 2013.

The Company prepared an implementation plan for the adoption of said accounting rules under the regulations established by Resolution No. 562 which was approved by the Board of Directors in its meeting held on April 8, 2010.

The company expects to adopt IFRS, with a transition date of January 1, 2012. Accordingly, TGS has begun to identify the more significant differences regarding valuation between the IFRS and our current accounting standards, the election of alternative criteria regarding valuation and the procedures that the Company must follow when it adopts IFRS for the first time as the basis for preparing our financial statements, established in IFRS 1 – First-time adoption of IFRS (“IFRS 1”). In particular, TGS will adopt the following:

-

Initial recognition and measurement in components of Property, Plant and Equipment (“PP&E”) for the purpose of Production and Commercialization of Liquids:  We will adopt the option provided by IFRS 1, that certain components of PP&E may be measured at their fair value at the opening IFRS statement of financial position as from the transition date. This fair value becomes the deemed cost for the issuance of financial information for subsequent years. For the rest of the components of PP&E, the deemed cost will be the cost of the fixed assets restated under effective accounting standards.

-

Capitalized foreign exchange differences under regulations established by Resolutions No. 87/03 and No. 3/2002: We will apply provisions of IFRS 1 that permit us to keep the foreign exchange difference as part of the value of the assets for the purpose of the rendering of the regulated service.

-

Measurement after recognition in components of PP&E: Upon adopting IFRS for the first time, we may choose the treatment for the measurement of components PP&E. The International Accounting Standard 16 – Property Plant and Equipment (“IAS 16”) provides that an entity shall choose either the “cost model” or the “revaluation model”. We will choose to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of said assets, determined as of the transition date.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

For the years ended December 31, 2011, 2010 and 2009, the Company classifies its businesses into three segments: Natural Gas Transportation Services, Liquids Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

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

As of and for the year ended December 31, 2011	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	575,639	1,179,174	99,062	-	1,853,875
Operating income / (loss)	150,480	507,848	4,367	(110,202)	552,493
Depreciation of property, plant and equipment	159,371	41,522	12,856	6,639	220,388
Additions to property, plant and equipment	106,012	33,231	26,450	11,484	177,177
Identifiable assets	3,621,981	617,823	253,070	531,292	5,024,166
Identifiable liabilities	445,697	162,762	13,325	2,448,890	3,070,674

As of and for the year ended December 31, 2010	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	550,972	1,010,447	91,582	-	1,653,001
Operating income / (loss)	63,473	404,698	14,532	(119,310)	363,393
Depreciation of property, plant and equipment	156,820	38,563	12,554	6,259	214,196
Additions to property, plant and equipment	75,805	33,861	34,545	11,486	155,697
Identifiable assets	3,707,655	497,945	250,514	1,155,231	5,611,345
Identifiable liabilities	387,881	160,527	18,741	2,345,383	2,912,532

As of and for the year ended December 31, 2009	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	669,440	800,503	130,705	-	1,600,648
Operating income / (loss)	329,800	264,629	49,549	(82,461)	561,517
Depreciation of property, plant and equipment	153,047	39,957	12,207	3,166	208,377
Additions to property, plant and equipment	95,558	26,886	32,901	6,053	161,398
Identifiable assets	3,858,617	449,014	235,912	1,075,647	5,619,190
Identifiable liabilities	424,762	125,017	13,447	2,459,932	3,023,158

The Company renders services of gas transportation business principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009(1)
MetroGAS S.A. (“MetroGAS”)	182,503	183,492	180,911
Camuzzi Gas Pampeana S.A.	96,877	93,183	91,805
Gas Natural BAN S.A.	70,102	69,928	70,397
Petrobras Argentina (Note 10)	32,801	32,888	32,299
Camuzzi Gas del Sur S.A.	23,827	24,435	22,843

(1) Does not include the tariff increase ratified through Decree No. 1,918/09.

As of December 31, 2011, 2010 and 2009, significant customers in the production and commercialization of liquids segment were Petrobras International Finance Company (“PIFCo”), a subsidiary of Petróleo Brasileiro S.A. (“Petroleo Brasileiro”), PBB-Polisur S.A. (“Polisur”), Petredec Limited (“Petredec”) and Trafigura Beheer B.V. Amsterdam (“Trafigura”). Net revenues from these customers (include sales of liquids made on behalf of third parties, from which

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

TGS withholds charges for the production and commercialization of liquids) for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
PIFCo	9,332	490,166	544,968
Polisur	367,059	329,581	328,250
Petredec	567,734	-	-
Trafigura	186,016	275,003	-
Petroleo Brasileiro	195,094	-	-

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2011 AND 2010

	2011		2010
a)	Current accounts receivable, net
	Gas transportation
	Common	90,843	102,223
	Related parties (Note 10)	5,420	4,169
	Subtotal	96,263	106,392
	Production and commercialization of liquids
	Common	165,346	68,113
	Related parties (Note 10)	41,863	44,882
	Subtotal	207,209	112,995
	Other services
	Common	30,303	83,725
	Related parties (Note 10)	10,646	14,589
	Subtotal	40,949	98,314
	Allowance for doubtful accounts	(3,997)	(716)
	Total	340,424	316,985
b)	Other current receivables
	Tax credits	488	1,994
	Prepaid expenses	8,807	6,814
	Advances to suppliers	31,898	15,637
	Subsidies receivable	19,599	16,963
	Tax to be recovered	1,276	1,140
	Others	9,493	9,831
	Total	71,561	52,379
c)	Non-current accounts receivable
	MetroGAS (1)	27,176	27,176
	Gas trust fund	45,946	-
	Profertil S.A. (“Profertil”)	6,165	9,000
	Allowance for doubtful accounts (1)	(27,176)	(27,176)
	Total	52,111	9,000

d)	Other non-current receivables
	Deferred income tax (Note 2.l)	1,548	733
	Easement expense to be recovered	4,536	4,233
	Tax credits (2)	63,239	55,332
	Others	4,671	4,558
	Total	73,994	64,856

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2011	2010
e)	Accounts payable
	Suppliers	237,090	246,393
	Customers (credit balances)	26,693	28,050
	Related companies	27,756	19,307
	Total	291,539	293,750
f)	Current taxes payable
	Income tax (net of advances and others)	22,124	77,942
	VAT	2,579	-
	Tax on exports	18,080	14,044
	Others	6,353	5,292
	Total	49,136	97,278

g)	Current advances from customers (3)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742
	Gas Trust	10,143	1,564
	Total Austral S.A. (“Total Austral”)	4,770	4,770
	Polisur	491	626
	Pan American Sur S.R.L. (“PAS”)	3,180	3,180
	Others	3,882	1,118
	Total	29,208	18,000
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d)	4,541	5,200
	Other provisions	1,203	806
	Total	5,744	6,006
i)	Non-current taxes payable
	Deferred income tax (Note 2.l)	604,448	624,118
	Total	604,448	624,118
j)	Non-current advances from customers (3)
	Aluar	178,690	185,432
	Total Austral	19,875	24,645
	Polisur	205	644
	Pan American Energy S.R.L. (“PAE”)	70,287	-
	PAS	12,069	16,429
	Total	281,126	227,150

(1) Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.f).

(2) As of December 31, 2011 and 2010, includes Ps. 60,291 and Ps. 52,384, respectively, of income tax and VAT credits generated by the reversal of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.

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

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years ended December 31, 2011, 2010 and 2009:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2011	2010	2009
Cash and banks (1)	234,209	470,129	441,023
Current investments	225,083	619,351	584,119
Current investments with an original maturity of more than three months	(112,640)	-	-
Total cash and cash equivalents	346,652	1,089,480	1,025,142

(1)  As of December 31, 2011, 2010 and 2009, includes Ps. 71,155, Ps. 401,963 and Ps. 344,555, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2011	2010	2009
Acquisition of property, plant and equipment through an increase in accounts payable	15,836	25,158	23,877
Financial charges capitalization	9,354	3,954	4,208

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of December 31, 2011, 2010 and 2009 for Ps. 36,093, Ps. 36,783 and Ps. 59,762, respectively.

6.

LOANS

Short-term and long-term debt as of December 31, 2011 and 2010 comprise the following:

	2011	2010
Current loans:
1999 EMTN Program: Series 2 notes (1)	-	97
Interests payable	15,846	14,564
Total current loans	15,846	14,661

Non- current loans:
2007 EMTN Program: Series 1 notes	1,609,799	1,487,119
Total non-current loans	1,609,799	1,487,119
Total loans	1,625,645	1,501,780

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and bear an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the Global Program (the “Program”) for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. The Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

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

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000, which were previously bought on the market at prices below  their nominal value. These transactions generated a gain of Ps. 5,129 and Ps.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

10,829 for the years ended December 31, 2010 and 2009, respectively, associated with the purchase of notes with a nominal value of US$ 21,326,000 and US$ 9,650,000, respectively. As of December 31, 2011, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions on the incurrence of new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

a.

After incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA, earnings before financial expenses, income tax, depreciation and amortization, and the consolidated interest expenses) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1;

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

7.

REGULATORY FRAMEWORK

a)

General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (the “Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in U.S. dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the U.S. producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Public Emergency Law”), which, among other provisions, eliminated tariff increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one U.S. dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2013, after several extensions.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

In June and November 2005, TGS received two proposals from UNIREN. These proposals provided for a tariff increase of 10% and an overall tariff review, and required TGS and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required TGS and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, by declaring that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that it is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine government. However, two of TGS’s shareholders at the time, Ponderosa as a controlling company of EPCA, currently CIESA’s minority shareholder, and Enron Argentina CIESA Holding S.A. (“EACH”) informed TGS of the existence of a claim which, jointly with Enron, had been initiated against the Argentine government before the ICSID, an affiliate of the World Bank, and stated that it would only consider waiving its claim if Ponderosa has received fair compensation. The subsequent history of this claim and related developments is described above under “A. Our History and Development-General Controlling Shareholders.”

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for improvements in its pipeline system. However, as the tariff increase has not been granted yet, TGS executed the investment plan of Ps 92.9 million,  using its own funds, and on September 6, 2011, ENARGAS determined that the  works included in TGS’s investment plan were completed.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the tariff schedule including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 TGS was served notice of the judgment that upheld the acción de amparo filed by TGS. Said judgment ordered SCyCG to return to ENARGAS -within a two-day period- the documents remitted by ENARGAS in connection with the tariff schedule applicable to TGS under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an proposal from UNIREN which provides that in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Public Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the Renegotiation Process must be suspended. On November 18, 2010, TGS decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (unless the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, we requested ENARGAS and MPFIPyS to join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response in this matter.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents, and verification of compliance with the provisions set forth in the October 2008 transitional agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. We and ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice according to Resolution No. 2000/2005. TGS cannot offer any assurance as to when ENARGAS will publish the tariff schedule and set the methodology.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2013. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase). In October 2011, TGS received a new proposal from UNIREN that included similar terms and conditions from the ones included in the last proposal received in 2008. TGS approved the new proposal which allows UNIREN to initiate the administrative procedure for finalizing the proposal; however, as of the date of this Annual Report, the new proposal, including the tariff increase, is still not effective. The new proposal is expected to be finalized and signed by UNIREN after the approval of relevant regulatory agencies, including, among other: the Federal Energy Bureau, MPFIPyS, the Ministry of Economy, the National Congress, and the Executive Branch.

The production and commercialization of liquids segment is not regulated by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

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

In November 2008, through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of the transportation and/or distribution regulated services, (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems, (iii) the natural gas processing companies in order to finance the import of natural gas. Certain entities, including us, were selected to receive a subsidy for the payment of the tariff charge since December 2008. However, in November 2011, ENARGAS issued Resolution No. 1,982/11 which modified the list of subsidy recipients, and accordingly increased the tariff charge applicable to us, effective as of December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas consumed. representing a significant rise in our costs for natural gas processing. Based on our sensitivity estimates, if the tariff charge increase had been effective during our fiscal year ended December 31, 2011, the impact of such increase, taking into account the volumes of natural gas consumed, our Liquids sales in 2011 and our current ability to pass through the increased charge to one of our

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

liquids customers, would have been Ps. 69.1 million or 29.9% of our net income for 2011. As such, this increase  is expected to have a material adverse effect on our results of operation commencing 2012.

The License establishes, among other restrictions, that the Company will not be allowed to assume debt of, or granting to CIESA, creating real guarantees or any other kind of favor to CIESA’s creditors.

      b)   Expansion of the gas transportation system

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by MPFIPyS, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

In April 2006, the MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed  a Letter of Intent to carry out a second, significantly larger, expansion of the gas pipeline system. This second expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196.800 HP of additional power and the construction of a new pipeline in the Magellan Strait (completed in March 2010), which permits the transportation of more natural gas from the Austral basin. As of December 31, 2011, 307 MMcf/d of the second expansion project has been completed and become operational. The remaining 71 MMcf/d is expected to be completed in different stages during 2012.

Ownership of the works of the second expansion is vested in a gas trust fund and the investment is being  financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the works come into service, TGS will be in charge of their operation and maintenance and the rendering of their firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”).

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, issued February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 consecutive and equal monthly installments and as adjusted by Coeficiente de Estabilidad de Referencia (“CER”) or the Reference Stabilization Ratio as published by the BCRA, and bearing interest plus a spread of 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

In addition, the management agreement corresponding to the works initiated in 2006 was amended in order to include management services associated with an expansion project, which will increase the firm transportation capacity by 131 MMcf/d. Under the management agreement, TGS will receive a total of Ps. 37 million. The  agreement provided for an advance payment equal to the 20% of the total remuneration. This amount was paid, 10% in cash and 90% in the form of debt securities from the Trust Fund. The securities amortize principal in 96 consecutive and equal monthly installments and bear CER plus a spread of 8% from their date of issue.

c)   Essential assets

A substantial portion of the assets transferred by GdE were defined in TGS’s License as essential to the performance of the licensed service. Pursuant to TGS´s License, TGS is required segregate and maintain the essential assets, together with any future improvements thereon, in accordance with certain standards defined in its License.

The Company may not for any reason, dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS’s the prior authorization. Any

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

extensions or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of TGS’s License, it will be required to transfer to the Argentine government or its designee the essential assets specified in its License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

-  i)

the net book value of the essential assets determined on the basis of the price paid by the CIESA for shares of our common stock plus the original cost of subsequent investments carried in U.S. dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS; or

-  ii) the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, the Company will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

-  (i) submit a bid to be computed at an equal and not lower price than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business providing the licensed service at the valuation date, as a going concern and without regard to debts;

-  (ii)  obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraisal value;

-  (iii) match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned above,  paying the difference between both values to obtain the new License;

-  (iv) if we have participated in the New Bidding but are unwilling to match the best bid made by a third party, receive the appraisal value as compensation for the transfer of the essential assets to the new licensee, with any excess paid by the third party remaining for the grantor.

8.

COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2011, 2010 and 2009 the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer

Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

Class A and B Common Shares have the same rights, which are as follows:

-  (i) each A and B Common Share has the right to one vote on any matter submitted to the shareholders of the Company for a vote;

-  (ii) holders of Class A and B Common Shares are entitled to receive ratably any dividends that the Company’s Board of Directors may declare out of fund legally available therefor and, upon the Company’s liquidation, dissolution or winding up, will be entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities; and

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

-  (iii) Class A and B shareholders have preemptive rights, which entitle them to subscribe pro rata to any new issuance of shares of the Class held by any such shareholder.  Class A and B shareholders do not have redemption or conversion rights.

Further, the Company is required by its By-laws to maintain a ratio of Class A Common Shares to Class B Common Shares of 51% to 49%, so any issuance of one of such classes of shares would require the issuance of shares of the other class.

TGS’s shares are traded on the Bolsa de Comercio de Buenos Aires (“BCBA”) and in the form of the ADS (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

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

c)

Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year’s net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock.”

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

9.

LEGAL AND REGULATORY MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, the Tax Bureau of the Province of Buenos Aires has been required to exempt liquids sales from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption and claimed unpaid taxes on accrued liquids sales since 2022. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales, when they are used as raw materials, were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

The Company filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses in addition to those in the petrochemical industry. As of the date of this Annual Report, the Court has not issued a final decision.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS filed a motion to dismiss on our belief that the liquids sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of the province of Buenos Aires and jointly with the Arbitral Commission. For that reason, the Tax Bureau resolved that until the Arbitral Commission notifies the parties of its resolution of the matter, the process is suspended. On April 20, 2010, the Arbitral Commission ruled against TGS, and thus, TGS filed an appeal before the Plenary Commission.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. Also, TGS appealed with the Arbitral Commission, and accordingly, the Tax Bureau of this province suspended the process until the Arbitral Commission issues its resolution of the matter.

As of December 31, 2011, TGS maintains a provision of Ps. 34.0 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

b)

 CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 in the amount of US$ 178 million did not fulfill the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency for the payment of the withholding income tax on interest amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470. However, the CNV denied TGS’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was rejected in November 2006. On December 6, 2006, TGS filed a second appeal with that Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The amount of such contingency is an uncertain amount between US$ 8 million and US$ 24 million as of December 31, 2011(including interest as of this date), depending on the applicable withholding tax rates determined on payments of interest, which in turn will depend on the country of residence of the noteholders at the date of each interest payment. TGS does not have available information that permits the identification of the country of residence of each noteholder on each interest payment date.

The Company believes that it has sufficient legal grounds to defend its position that no withholding was required, and accordingly, it has not recorded any provision in respect of this proceeding.

c)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of a turnover tax calculated on the value of the natural gas used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, TGS paid the amount claimed of Ps. 1.6 million (including interest to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the provincial Tax Court.

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

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to the 2002-2007 period, which TGS contested. On October 19, 2009, said Tax Bureau notified TGS of the dismissal of its denial motion and thus, on October 28, 2009, TGS filed an administrative appeal.

As of December 31, 2011, TGS has recorded a provision of Ps. 75.5 million in respect of these contingencies under the line item “Provisions for contingencies” which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, if all of the above mentioned proceedings were resolved against the Company.

However, the Company’s management believes that, if our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

d)    GdE against the Company - Reimbursement for the cost of construction of compressor plants

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE’s claim and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses.

On January 14, 2004, TGS signed an agreement with UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets.

On November 15, 2011, ENARGAS approved the final works carried out by TGS and offset the provision mentioned above. Finally, in the same act, ENARGAS determined the balance to be paid to the Argentine Government, which was recorded under “Other Current Liabilities” together with the court tax amounting Ps. 4.5 million (including interests as of December 31, 2011).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

e)     Summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”)

On November 30, 2007, TGS was served notice of the summary proceedings initiated against it by the BCRA. , which charged TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The transactions at issue were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion to dismiss before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given; and the case is still pending. Based on the opinion of TGS’s legal advisors, the amount of the fine that may result from an eventual adverse sentence will not be greater than US$ 7.3 million. The Company believe’s that it have several levels of appeal through which it may defend its position, and accordingly, as of December 31, 2011, the Company has not recorded any provision in respect of this proceeding.

f)

MetroGAS’ Reorganization Process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million and as eventual unsecured credit the amount of Ps. 71.4 million corresponding to the transitory tariff increase (Note 7.a.) accrued between September 1, 2008 and June 16, 2010. The Company is waiting for MetroGAS to categorize the creditors. As of December 31, 2011, the allowance for doubtful accounts amounted to Ps. 27.2 million.

g)

 Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In January 2011 and for the year ended December 31, 2010, TGS sold propane and butane to PIFCo, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

In July 2011, the Company signed an agreement to sell natural gasoline to Petroleo Brasileiro. This agreement provides for the sale of approximately 9,921 short tons per month out of the NEW ara price. This agreement will run until November 30, 2012.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated based on the liquids selling price.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

On October 5, 2011, TGS granted  a US$26 million loan to Pampa Energía. This one-year term loan (automatically extendable for one year at its maturity date) bears interest at an annual fixed rate of 6.8% plus VAT.

As of December 31, 2011 and 2010, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 800 and Ps. 714, respectively. The accrued amounts for such compensations for years ended December 31, 2011 and 2010 were Ps. 2,163 and Ps. 2,257, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2011 and 2010 is as follows:

	2011		2010
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controller:
CIESA	37	-	-	-
Affiliate which exercises joint control:
Petrobras Argentina	13,920	27,756	17,620	19,307
Affiliate which exercises significant influence:
Pampa Energía	112,640	-	-	-
Affiliates with significant influence:
Link	334	-	129	-
TGU	-	-	13	-
Other related companies:
Petroleo Brasileiro	38,628	-	-	-
PIFCo	-	-	44,844	-
Compañía Mega S.A.	3,197	-	81	-
Refinor S.A.	409	-	572	-
WEB S.A.	948	-	288	-
Total	170,113	27,756	63,547	19,307

The detail of significant transactions with related parties for the years ended December 31, 2011, 2010 and 2009 is as follows:

For the year ended December 31, 2011

	Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina	32,801	46,159	24,903	4,766	41,050	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	1,776
Affiliates with significant influence:
Link	-	-	1,661	-	-	-	-
EGS	-	-	66	-	-	-	-
Other related companies:
PIFCo	-	9,332	-	-	-	-	-
Compañía Mega S.A.	752	32,630	2,270	-	-	-	-
Refinor S.A.	-	-	1,939	-	-	-	-
WEB S.A.	3,021	-	-	-	-	-	-
Petroleo Brasileiro	-	195,094	-	-	-	-	-
Total	36,574	283,215	30,839	4,766	41,050	122	1,776

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

For the year ended December 31, 2010

	Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,888	41,007	25,964	14,676	27,252	-
Affiliates with significant influence:
Link	-	-	1,259	-	-	-
EGS	-	-	63	-	-	-
Other related companies:
PIFCo	-	490,166	-	-	-	-
Compañía Mega S.A.	745	14,101	32	-	-	-
Refinor S.A.	-	-	1,835	-	-	-
WEB S.A.	3,005	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	36,638	545,274	29,963	14,676	27,252	122

For the year ended December 31, 2009

		Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,299	30,236	23,647	28,239	40,275	-
Affiliates with significant influence:
Link	-	-	1,170	-	-	-
EGS	-	-	59	1,655	-	-
Other related companies:
PIFCo	-	544,968	-	-	-	-
Compañía Mega S.A.	1,003	9,754	30	-	-	-
Refinor S.A.	-	-	1,752	-	-	-
WEB S.A.	3,816	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	7,203	-	-	-
Total	37,118	584,958	33,861	29,894	40,275	122

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Link:

Link was created in February 2001, with the purpose of operating a natural gas transportation system, which links TGS’s gas transportation system with Gasoducto Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

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

I. Differences in measurement methods

The following reconciliation to US GAAP does not include an elimination of the adjustments to the consolidated financial statements to account for the effects of inflation required under Argentine TR No. 6 (as amended by TR No. 19), as permitted by Regulation S-X of the SEC.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP as they relate to the Company are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	Year ended December 31,
	2011	2010	2009
Reconciliation of net income:
Net income under Argentine GAAP	230,679	133,106	209,974
US GAAP adjustments:
Capitalization of interest cost, net (Note 12.a.)	(8,864)	(4,022)	(4,310)
Deferred income tax under US GAAP (Note 12.b.)	3,237	(49,722)	41,390
Non-current investment in unconsolidated affiliated companies (Note 12.c.)	272	232	251
Capitalized foreign exchange differences (Note 12.d.)	7,521	7,525	7,514
Discounted value of certain receivables (Note 12.e.)	(7,907)	17,007	-
Accounting for current investments (Note 12.f.)	89	(69)	4
Revenue recognition (Note 12.g.)	-	122,084	(122,084)
Net income under US GAAP	225,027	226,141	132,739

Earnings per share:	2011	2010	2009
Amounts under US GAAP	0.28	0.28	0.17
Earnings per ADS:
Amounts under US GAAP	1.42	1.42	0.84

	As of December 31,
	2011	2010
Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	1,953,491	2,698,812
US GAAP adjustments:
Capitalization of interest cost (Note 12.a)	(13,339)	(4,475)
Deferred income tax under US GAAP (Note 12.b.)	36,837	33,569
Non-current investments in unconsolidated affiliated companies (Note 12.c.)	(2,398)	(2,670)
Capitalized foreign exchange differences (Note 12.d.)	(101,081)	(108,602)
Discounted value of certain receivables (Note 12.e.)	9,100	17,007
Noncontrolling interest	1	1
Shareholders’ equity under US GAAP	1,882,611	2,633,642

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2011	2010
Shareholders’ equity under US GAAP as of the beginning of the year	2,633,642	2,437,781
Other comprehensive (loss) / income	(58)	45
Distribution of cash dividends	(976,000)	(30,325)
Net income under US GAAP	225,027	226,141
Shareholders’ equity under US GAAP as of the end of the year	1,882,611	2,633,642

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising interest and exchange differences amounting to Ps. 18,200, Ps. 10,645 and Ps. 7,794 for the years ended December 31, 2011, 2010 and 2009, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

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

The US GAAP reconciling item represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 30,380 and Ps. 22,485 for the years ended December 31, 2011 and 2010, respectively) and (ii) computing interest capitalization in accordance with FASB ASC 835, net of its corresponding accumulated depreciation (Ps. 17,041 and Ps. 18,010 for the years ended December 31, 2011 and 2010, respectively).

b)

Deferred income tax

During the years ended December 31, 2011, 2010 and 2009, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in FASB ASC 740, Income Taxes.

During the years ended December 31, 2010 and 2009, Argentine GAAP allowed companies to treat the difference between the price-level restated amount of property, plant and equipment and its historical basis as a permanent difference, and the Company has followed this criteria. During the year ended December 31, 2011, under an Argentine new accounting standard (Note 2.a), the Company did not treat such difference as temporary in calculating deferred income taxes.

The application of this new accounting valuation method under Argentine GAAP was made on a retroactive basis. Accordingly, the Company recorded an adjustment to the shareholders’ equity of Ps. 3,293,019 at December 31, 2010, which was included in our consolidated financial statements for the year ended December 31, 2010, in the amount of (Ps. 594, 207). Therefore, the shareholders’ equity at December 31, 2010 which was included in our consolidated financial statements for the year ended December 31, 2011 was Ps. 2,698,812. In addition, the Company recorded an adjustment to the shareholders’ equity of Ps. 3,221,108 at December 31, 2009, which was included in our consolidated financial statements for the year ended December 31, 2010, in the amount of (Ps. 625,077). Therefore, the shareholders’ equity at December 31, 2009 which was included in our consolidated financial statements for the year ended December 31, 2011 was Ps. 2,596,031.

In addition, the US GAAP adjustment includes the effect on deferred income taxes of the reconciling items, as appropriate.

FASB ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. According to US GAAP a company has to recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. For the years ended December 31, 2011 and 2010, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.  No interest or penalties have been accrued for the years ended December 31, 2011 and 2010.

The Company and its subsidiary file income tax returns only in Argentina due to the fact that taxable income was generated from Argentine companies. TGS is no longer subject to income tax examinations by tax authorities for years prior to 2006.

c)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity method investees. As a consequence of this assessment, the Company recognized a net gain of Ps. 0.3 million, Ps. 0.2 million and Ps.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

0.3 million for the years ended December 31, 2011, 2010 and 2009, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized foreign exchange differences, the discount of certain receivables and the impairment of long-lived assets, as well as the application of FASB ASC 740 for the recognition of income taxes.

d)

Capitalized foreign exchange differences

As discussed in Note 2.i), under Argentine GAAP, the Company capitalized the foreign exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expenses amounted to Ps. 7.5 million for each year ended December 31, 2011, 2010 and 2009. Under US GAAP, such foreign exchange loss was charged to income every year.

e)

Discounted value of certain receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded an adjustment of Ps. 9.1 million and Ps. 17 million in fiscal years 2011 and 2010, respectively over the nominal value of a long term tax credit.

Under US GAAP, the Company applied the provisions of FASB ASC 835-30-15, which requires that those transactions whose interest rates are affected by attributable or legal restrictions prescribed by a governmental agency need not to be measured by applying the interest method. Therefore the above mentioned adjustment made under Argentine GAAP was reversed under US GAAP.

f)

Accounting for current investments

Under Argentine GAAP, the Company’s investments in mutual funds have been valued at their respective fair value and time deposits at amortized costs. Unrealized gains and losses have been included in the Statement of Income.

Under US GAAP, in accordance with FASB ASC 320, Investments, the Company has classified investments in mutual funds as available for sale which were valued at fair value with unrealized gains amounted to Ps. 0.1 million, Ps. 0.2 million and Ps. 0.1 million for the years ended December 31, 2011, 2010 and 2009, respectively, recorded in accumulated other comprehensive income.

TGS has classified its time deposits and loans granted as held to maturity and are valued at their amortized costs.

During the years ended December 31, 2011 and 2010, the amortized cost basis of held to maturity securities was Ps. 134.0 million and Ps. 177.6 million, respectively. Unrealized gains were Ps. nil, for the years ended December 31, 2011, 2010 and 2009. These securities matured within the first quarter of the following year.

g)

Revenue recognition

As mentioned in Note 7.a), on October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. TGS will bill this tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the appeal filed by ENARGAS and SCyCG against the judgment that upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS, which implied a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010, the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009.

Under US GAAP, the Company followed the provisions contained in FASB ASC 605, “Revenue recognition,” which states the criteria to recognize revenues. The Company considered that the criterion which states that collectability should be reasonably assured is not met, as the Company is not able to bill the tariff increase until ENARGAS publishes the new tariffs schedule. Based on the above, as of December 31, 2009, the Company did not recognize the tariff increase.

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

In 2011, 2010 and 2009, under Argentine GAAP, TGS recorded revenues for Ps. nil, Ps. 9.6 million and Ps. 0.5 million, respectively, which collectibility was not reasonably assured. Therefore, allowances for doubtful accounts for such amount were registered in those years and they were charged to selling expenses. Under US GAAP, the Company followed the provisions stated by the FASB ASC 605, Revenue Recognition, which stated that if the collectability is not reasonably assured, the Company should not recognize the revenue.

c)

Comprehensive income:

FASB ASC 220, “Comprehensive income,” establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The following table summarizes the components of comprehensive income for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009

Net income under US GAAP	225,027	226,141	132,739
Other comprehensive income:
Unrealized gains and losses – Available for sale securities – (net of income taxes of (Ps. 31), Ps. 56 and (Ps. 1) at December 31, 2011, 2010 and 2009, respectively)	(58)	45	(3)
Comprehensive income	224,969	226,186	132,736

Accumulated other comprehensive income at December 31, 2011, 2010 and 2009, was as follows:

	2011	2010	2009
Unrealized gains and losses - Available for sale securities	46	104	59
Accumulated other comprehensive income	46	104	59

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

The following table presents the shareholder’s equity components under US GAAP:

	Year ended December 31,
	2011	2010	2009
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal reserve	213,384	208,273	199,354
Voluntary reserve	164,128	-	-
Accumulated retained earnings	(434,455)	485,757	298,860
Net income attributable to noncontrolling interest	1	1	1
Accumulated other comprehensive income	46	104	59
Shareholders’ equity under US GAAP	1,882,611	2,633,642	2,437,781

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2011 and 2010, are the following:

	2011	2010
Deferred tax assets
Allowance for doubtful accounts	1,175	9,538
Provision for contingencies	46,406	38,190
Other provisions	2,343	2,343
Other receivables	162	117
Income tax loss carryforward	1,424	653
Total gross deferred tax assets	51,510	50,841
Deferred tax liabilities
Property, plant and equipment, net	615,986	637,634
Intangible assets	1,197	1,523
Current investments	34	1,039
Deferred revenues	356	461
Total gross deferred tax liabilities	617,573	640,657
Net deferred tax liability	(566,063)	(589,816)

As of December 31, 2011 and 2010, Ps. 50,052 and Ps. 39,637, respectively, were classified as current assets, and Ps. 616,115 and Ps. 629,453, respectively, were classified as non-current liabilities.

All income before income tax and related income tax expense are from Argentine sources. Income tax expenses for the years ended December 31, 2011, 2010 and 2009 consist of the following:

	2011	2010	2009
Current income tax expense	149,279	154,180	152,408
Deferred income tax (benefit) / expense	(22,951)	3,290	(82,060)
Income tax to be recovered(1)	-	(38,776)	-
Income tax loss carryforward	(771)	(653)	-
Income tax expense	125,557	118,041	70,348

(1) Corresponds to the reversal of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the years ended December 31, 2011, 2010 and 2009 computed in accordance with US GAAP as follows:

	2011	2010	2009
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	122,704	120,464	71.080
Permanent differences:
Tax adjustments and others, net	2.853	(2,423)	(732)
Income tax expense	125,557	118,041	70,348

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

	2011	2010
Current assets	928,917	1,511,392
Non-current assets	4,037,583	4,040,850
Total assets	4,966,500	5,552,242

Current liabilities	575,301	574,145
Non-current liabilities	2,508,588	2,344,455
Total liabilities	3,083,889	2,918,600

Shareholders’ equity under US GAAP	1,882,611	2,633,642

	2011	2010	2009
Net revenues	1,598,626	1,453,198	1,338,482
Cost of sales	(929,484)	(851,744)	(810,949)
Gross profits	669,142	601,454	527,533
Administrative expenses	(86,998)	(77,661)	(67,354)
Selling expenses	(22,149)	(30,859)	(13,333)
Operating Income	559,995	492,934	446,846
Other expenses, net	(5,686)	(4)	(27,145)
Gain / (Loss) on related companies	1,751	1,434	(289)
Net financial expenses	(205,476)	(150,182)	(216,325)
Income before income tax	350,584	344,182	203,087
Income tax expense	(125,557)	(118,041)	(70,348)
Minority interest	-	-	-
Net income	225,027	226,141	132,739

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

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

The following section describes the valuation methodologies the Company uses to measure different financial assets and liabilities at fair value.

Investments: include mutual funds traded in an active market. Closing stock prices are readily available from active markets and are used as being representative of fair value. TGS classifies these securities as level 1.

The following table presents its assets measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Net balance
(in million of pesos)
Mutual funds	22,6	-	-	22,6
Total	22,6	-	-	22,6

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

As of December 31, 2011 and 2010, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets does not differ significantly from the carrying amount. The estimated fair value of long-term debt is based on their quoted market prices.

The following table reflects the carrying amount and estimated fair value of the Company’s financial debt at December 31, 2011 and 2010:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
	(in million of pesos)
Long term debt	1,626	1,548	1,502	1,587

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

h)

Disclosure of capital lease information

The Company leases telecommunication equipment under capital lease agreements with a lease term of 60 months. Following is a summary of the assets under capital leases:

As of December 31, 2011
Original cost	23,152
Less:
Accumulated depreciation	(20,511)
Net leased property	2,642

At December 31, 2011 all lease payments for the above assets under capital leases were made.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2011	2010	2009
Cash and cash equivalents at the end of the year under Argentine GAAP (Note 5)	346,652	1,089,480	1,025,142
Mutual funds investments	(22,634)	(80,066)	(52,693)
Cash and cash equivalents at the end of the year under US GAAP	324,018	1,009,414	972,449

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

The following tables reconcile the material differences in the cash flow statement as measured under Argentine GAAP with the cash flows as measured under US GAAP:

	2011	2010	2009
Cash flows provided by operating activities under Argentine GAAP	440,436	320,510	511,637
Effect of foreign exchange rate changes on cash and cash equivalents	(27,512)	(26,307)	(51,964)
Decrease / (increase) in investments other than cash and cash equivalents under US GAAP	57,432	(27,373)	(18,592)
Increase in advance payments from customers	70,108	-	113,459
Cash flows provided by operating activities under US GAAP	540,464	266,830	554,540

Cash flows used in investing activities under Argentine GAAP	(277,372)	(142,844)	(149,147)
Cash flows used in investing activities under US GAAP	(277,372)	(142,844)	(149,147)

Cash flows (used in) / provided by financing activities under Argentine GAAP	(905,892)	(113,328)	57,962
Decrease in advance payments from customers	(70,108)	-	(113,459)
Cash flows used in financing activities under US GAAP	(976,000)	(113,328)	(55,497)

(Decrease) / increase in cash and cash equivalents under US GAAP	(712,908)	10,658	349,896

Effect of foreign exchange rate changes on cash and cash equivalents	27,512	26,307	51,964
Decrease / (increase) in cash and cash equivalents under US GAAP after effect of foreign exchange rate changes on cash and cash equivalents	(685,396)	36,965	401,860

Cash and cash equivalents at the beginning of the year	1,009,414	972,449	570,589
Cash and cash equivalents at the end of the year	324,018	1,009,414	972,449

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2011, 2010 and 2009 are as follows:

	December 31,
	2011	2010	2009

Total interest under US GAAP	153,872	135,498	155,002

- Capitalized interest under US GAAP	(9,355)	(6,691)	(3,586)

Total Interest charged to net income under US GAAP	144,517	128,807	151,416

l)

Disclosure of revenues

Revenues generated by the current tariffs from the additional transportation capacity associated with the pipeline capacity expansions completed in August 2005 under the Gas Trust Fund Program framework are reported on a net basis. Pursuant to FASB ASC 605, Revenue Recognition, the Company serves as an agent because the Company’s revenue generation is 80% of the total amounts billed to its clients and the remaining 20% is earned by the gas trust (representing Ps. 5.7 million for each of the fiscal years ended December 31, 2011, 2010 and 2009), with both of the parties bearing proportionally the risk of loss.

m)

Receivables (ASC 310)

In July 2010, the FASB issued ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which became effective with the Company’s reporting at December 31, 2010. This standard amends and expands disclosure requirements about the credit quality of financing receivables and the related allowance for credit losses. As a result of these amendments, companies are required to disaggregate, by portfolio segment or class of financing receivables, certain existing disclosures and provide certain new disclosures about financing receivables and related allowance for credit losses. Adoption of the standard did not have an impact on the Company’s existing disclosures.

n)

Accounting pronouncements issued but not yet adopted

1.

Accounting Standards Update No. 2011-05 Comprehensive (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”).

On June 16, 2011, the FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. Amendments made by ASU 2011-05 are superseded by ASU 2011-12. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011; for nonpublic entities the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. For both public and nonpublic entities, early adoption is permitted and transition disclosures are not required. In addition, the ASU must be applied retrospectively to all periods presented. On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. The Company does not expect the provisions of ASU 2011-05 to have a material effect on the consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

2.

Accounting Standards Update No. 2011-04 Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. (“ASU 2011-04”)

On May 12, 2011, the FASB issued ASU 2011-04. The ASU is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. This converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. Thus, there are few differences between the ASU and its international counterpart, IFRS 13. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and IFRSs. However, some could change how the fair value measurement guidance in ASC 820 is applied. The ASU is effective prospectively for interim and annual periods beginning after December 15, 2011. Earlier application is not permitted. The Company does not expect the provisions of ASU 2011-05 to have a material effect on the consolidated financial statements.

13. OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

The following tables present additional consolidated financial statement disclosures required by Argentine GAAP:

a)    Property, plant and equipment, net

b)    Intangible assets, net

c)    Non-current investments

d)    Current investments

e)    Allowance and provisions

f)    Cost of sales

g)    Foreign currency assets and liabilities

h)    Expenses incurred

i)    Detail of maturities of investments, receivables and liabilities

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

a) Property, plant and equipment, net

| | 2011 | | | | | | | | | | | | 2010 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | | | | |
| Main Account | Beginning of the year | Additions | Retirements | Transfers | End of the year | Accumulated at the beginning of the year | Retirements | For the year | Rate % | Accumulated at the end of the year | Impairment | Net book value | Net book value | Net book value |
| Pipelines | 3,536,567 | - | - | 23,290 | 3,559,857 | 1,091,307 | - | 85,646 | (1) 2.2 | 1,176,953 | - | 2,382,904 | 2,445,260 | 2,530,041 |
| Compressor plants | 1,261,247 | - | - | 28,544 | 1,289,791 | 603,360 | - | 52,852 | (1) 3.3 to 25 | 656,212 | 19,600 (2) | 613,979 | 638,287 | 656,445 |
| Other industrial plants | 1,003 | - | - | - | 1,003 | 131 | - | 36 | (1) 3.3 | 167 | - | 836 | 872 | 762 |
| Stations of regulation and/or measurement of pressure | 118,077 | - | - | 4,491 | 122,568 | 62,358 | - | 5,039 | (1) 4 | 67,397 | - | 55,171 | 55,719 | 56,808 |
| Other technical installations | 23,988 | - | - | - | 23,988 | 15,837 | - | 1,268 | (1) 6.7 | 17,105 | - | 6,883 | 8,151 | 9,095 |
| Subtotal assets related to gas transportation service | 4,940,882 | - | - | 56,325 | 4,997,207 | 1,772,993 | - | 144,841 | - | 1,917,834 | 19,600 | 3,059,773 | 3,148,289 | 3,253,151 |
| Assets related to gas upstream service | 126,378 | - | - | 1,061 | 127,439 | 83,468 | - | 5,159 | 2.2 to 25 | 88,627 | - | 38,812 | 42,910 | 44,388 |
| Assets related to liquids production and commercialization service | 594,464 | - | - | 28,539 | 623,003 | 364,848 | - | 36,879 | (1) 5.9 | 401,727 | - | 221,276 | 229,616 | 234,412 |
| Lands | 5,637 | - | - | - | 5,637 | - | - | - | - | - | - | 5,637 | 5,637 | 5,637 |
| Buildings and constructions | 174,908 | - | - | 3,379 | 178,287 | 80,622 | - | 4,093 | 2 | 84,715 | - | 93,572 | 94,286 | 93,390 |
| Fittings and fixtures in buildings | 5,424 | - | - | 126 | 5,550 | 2,655 | - | 291 | 4 | 2,946 | - | 2,604 | 2,769 | 3,138 |
| Machinery, equipment and tools | 40,838 | 382 | 3,925 | 494 | 37,789 | 34,393 | 3,925 | 1,634 | 6.7 to 20 | 32,102 | - | 5,687 | 6,445 | 6,556 |
| Computers and telecommunication systems | 309,463 | 4 | - | 13,562 | 323,029 | 202,410 | - | 18,069 | 6.7 to 20 | 220,479 | - | 102,550 | 107,053 | 96,654 |
| Vehicles | 22,339 | 1,238 | 2,550 | - | 21,027 | 17,100 | 2,550 | 1,791 | 10 and 20 | 16,341 | - | 4,686 | 5,239 | 4,736 |
| Furniture | 13,186 | - | - | - | 13,186 | 12,375 | - | 110 | 10 | 12,485 | - | 701 | 811 | 927 |
| Capitalization of foreign exchange loss (1) | 177,272 | - | - | - | 177,272 | 68,670 | - | 7,521 | (1) 4.2 | 76,191 | - | 101,081 | 108,602 | 116,127 |
| Materials | 143,401 | 49,459 | 3,455 | (41,202) | 148,203 | - | - | - | - | - | - | 148,203 | 143,401 | 133,002 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | - | 12,254 | 12,254 | 12,254 |
| Works in progress | 132,285 | 116,616 | - | (62,284) | 186,617 | - | - | - | - | - | - | 186,617 | 132,285 | 98,927 |
| Advances to suppliers of property, plant and equipment | 19,625 | 9,478 | - | - | 29,103 | - | - | - | - | - | - | 29,103 | 19,625 | 20,111 |
| Total 2011 | 6,719,974 | 177,177 | 9,930 | - | 6,887,221 | 2,641,152 | 6,475 | 220,388 | | 2,855,065 | 19,600 | 4,012,556 | | |
| Total 2010 | 6,570,759 | 155,697 | 6,482 | - | 6,719,974 | 2,427,749 | 793 | 214,196 | | 2,641,152 | 19,600 | | 4,059,222 | |
| Total 2009 | 6,410,851 | 161,398 | 1,490 | - | 6,570,759 | 2,219,488 | 116 | 208,377 | | 2,427,749 | 19,600 | | | 4,123,410 |

(1) See Note 2.j).

(2) Corresponding to the impairment of obsolete turbines (presented under "Net Financial Results"). TGS made a request to obtain ENARGAS approval for their retirement.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION
d) Current investments

(In thousands of Argentine pesos as described in Note 2.c.)

	2011	2010

Mutual funds in local currency	22,634	80,066

Bank accounts in foreign currency	68,439	361,722

Time deposits in foreign currency	21,370	177,563

Loans granted to related parties in foreign currency	112,640	-

Total current investments	225,083	619,351

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION
e) Allowances and provisions

(In thousands of Argentine pesos as described in Note 2.c)

		Beginning						End of
Main account		of the year	Additions		Applications	Decreases		the year

Deducted from assets

Allowance for doubtful accounts	2011	27,892	3,281	(1)	-	-		31,173
	2010	5,812	27,176	(1)	3,684	1,412	(2)	27,892
	2009	5,332	480	(1)	-	-		5,812

Included in liabilities

Provision for contingencies	2011	106,922	25,772	(2)	1,093	837	(2)	130,764
	2010	88,813	22,885	(2)	4,699	77	(2)	106,922
	2009	65,566	25,607	(2)	2,360	-		88,813

(1) Note 13.h.)
(2) Included in "Other expense, net".

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION
f) Costs of sales

(In thousands of Argentine pesos as described in Note 2.c.)

	2011	2010	2009

Inventories at the beginning of the year (1)	12,911	12,459	12,300

Natural gas purchases (1)	319,417	343,479	310,667

Operating costs (Note 13.h.)	612,246	516,174	507,854

Inventories at the end of the year (1)	(7,588)	(12,911)	(12,459)

Cost of sales	936,986	859,201	818,362

(1) Includes natural gas used in the liquids production.

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 13: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

g) Foreign currency assets and liabilities

| | 2011 | | | | 2010 | | |
|---|---|---|---|---|---|---|---|
| | Foreign currency and amount (in thousands) | | Exchange rate | Amount in local currency | Foreign currency and amount (in thousands) | | Amount in local currency |
| CURRENT ASSETS | | | | | | | |
| Cash and deposits in banks | US$ | 16,737 | 4.264 [1] | 71,367 | US$ | 102,166 | 402,125 |
| Investments, net | US$ | 47,479 | 4.264 [1] | 202,449 | US$ | 137,013 | 539,285 |
| Account receivables, net | US$ | 38,550 | 4.264 [1] | 164,377 | US$ | 24,365 | 95,901 |
| Other receivables | US$ | 5,260 | 4.264 [1] | 22,429 | US$ | 4,958 | 19,515 |
| | | | | 460,622 | | | 1,056,826 |
| NON CURRENT ASSETS | | | | | | | |
| Account receivables | US$ | 1,446 | 4.264 [1] | 6,166 | US$ | 2,287 | 9,000 |
| Property, plant and equipment, net | US$ | 4,770 | 4.264 [1] | 20,339 | US$ | 3,855 | 15,173 |
| | Euros | 1,083 | 5.534 [1] | 5,993 | Euros | 259 | 1,352 |
| | | | | 32,498 | | | 25,525 |
| | | | | 493,120 | | | 1,082,351 |
| CURRENT LIABILITIES | | | | | | | |
| Accounts payable | US$ | 10,667 | 4.304 [2] | 45,911 | US$ | 12,078 | 48,022 |
| | Euros | 10 | 5.586 [2] | 56 | Euros | 713 | 3,759 |
| Loans | US$ | 3,682 | 4.304 [2] | 15,846 | US$ | 3,687 | 14,661 |
| Advances from customers | US$ | 2,041 | 4.304 [2] | 8,784 | US$ | 152 | 604 |
| | | | | 70,597 | | | 67,046 |
| NON CURRENT LIABILITIES | | | | | | | |
| Loans | US$ | 374,024 | 4.304 [2] | 1,609,799 | US$ | 374,024 | 1,487,119 |
| Advances from customers | US$ | 77 | 4.304 [2] | 330 | US$ | 164 | 651 |
| | | | | 1,610,129 | | | 1,487,770 |
| | | | | 1,680,726 | | | 1,554,816 |

[1] Buy exchange rate as of December 31, 2011.
[2] Sell exchange rate as of December 31, 2011.

US$: United States of America dollars