Form 20-F
period 2012-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2013-04-24
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

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

C1206ABF City of Buenos Aires

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

Financial Statements

The audited consolidated financial statements included in this Annual Report (our “Financial Statements”) have been prepared in accordance with accounting principles generally accepted in Argentina (“Argentine GAAP”) and the requirements of Comisión Nacional de Valores (the “CNV”), which differ in certain significant respects from accounting principles generally accepted in the United States (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). For a description of the principal differences between Argentine GAAP and US GAAP, see Note 13 to our Financial Statements. Our Financial Statements as of and for the year ended December 31, 2012 were audited by Price Waterhouse & Co. S.R.L., member firm of PricewaterhouseCoopers (“PwC”) and for the years ended December 31, 2011, 2010, 2009 and 2008 were audited by KPMG (“KPMG”), the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative, a Swiss entity. PwC’s audit report dated April 24, 2013 and KPMG’s audit report dated April 24, 2012 are included in this Annual Report.

Our annual general ordinary shareholders’ meeting (the “General Annual Shareholders’ Meeting”) held on April 12, 2012 approved the appointment of PwC, as a successor to KPMG in the role of independent accountant, commencing with the 2012 year. KPMG served as our independent accountant beginning with the year ended December 31, 2007, and this change in independent accountant is not the result of any disagreement between us and KPMG. For information on this change in accountants, see “Item 16F. Change in Registrant’s Certifying Accountant.”

As discussed in Note 2(c) to our Financial Statements, inflation accounting is no longer applicable under Argentine GAAP.

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

References to “we,” “us” and “our” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiary, Telcosur S.A. (“Telcosur”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties. When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—D. Risk Factors” and other cautionary statements appearing in “Item 5. Operating and Financial Review and Prospects.” These factors and statements, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.

Forward-looking statements include but are not limited to the following:

•

statements regarding changes in general economic, business, political or other conditions in Argentina;

i

A

•

estimates relating to future tariffs and prices for our transportation services and future prices and volumes for our natural gas liquids (“Liquids”) and for products and services in our other non-regulated business;

•

statements regarding expected future political developments in Argentina and expected future developments regarding our license to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (the “License”), the renegotiation process with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) for remuneration under the License, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and any other governmental authorities that may affect us and our business;

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

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•

the impact of the Public Emergency Law No. 25,561 (the “Public Emergency Law”) enacted by the Argentine government in January 2002, as amended from time to time, which, among other effects, ended the U.S. dollar-peso parity and resulted in the amendment of the Convertibility Law No. 23,928 and Presidential Decree No. 529/01 (collectively, the “Convertibility Law”) and the imposition of exchange controls and restrictions on the transfer of U.S. dollars outside of Argentina, and related laws and regulations;

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

ii

Our actual results may differ materially from the results anticipated in these forward-looking statements because such statements, by their nature, involve estimates, assumptions and uncertainties. The forward-looking statements contained in this Annual Report speak only as of the date of t his Annual Report, and we do not undertake any obligation to update any forward-looking statement or other information to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the independent accountant’s reports thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

For important information relating to our Financial Statements, including information relating to the preparation and presentation of the audited consolidated Financial Statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

	As of and for the year ended December 31,
	2012	2011	2010(4)	2009(4)	2008(4)
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Statement of Income Data:
Net revenues (1)	2,574,968	1,853,875	1,653,001	1,600,648	1,419,202
Operating income	705,733	552,493	363,393	561,517	431,432
Net financial expense	(325,085)	(188,813)	(163,166)	(212,120)	(98,531)
Net income before income tax	369,561	359,473	201,425	321,712	318,480
Net income for the year	239,218	230,679	133,106	209,974	206,246
Per Share Data:(2)
Net income per share	0.30	0.29	0.17	0.26	0.26
Net income per ADS	1.51	1.45	0.84	1.32	1.30
Balance Sheet Data:
Property, plant and equipment, net	4,000,519	4,012,556	4,059,222	4,123,410	4,171,763
Total current assets	1,460,188	878,865	1,471,755	1,468,040	829,384
Total non-current assets	4,105,251	4,145,301	4,139,590	4,151,150	4,203,940
Total assets	5,565,439	5,024,166	5,611,345	5,619,190	5,033,324
Total current liabilities	828,543	575,301	574,145	607,764	358,185
Total non-current liabilities	2,694,186	2,495,373	2,338,387	2,415,394	2,259,081
Total liabilities	3,522,729	3,070,674	2,912,532	3,023,158	2,617,266
Minority interest	1	1	1	1	1
Shareholders’ equity (net assets)	2,042,709	1,953,491	2,698,812	2,596,031	2,416,057
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment(3)	224,329	177,177	155,697	161,398	229,095
Depreciation and amortization	234,600	221,430	215,296	209,444	204,768
Number of shares outstanding:	794,495,283	794,495,283	794,495,283	794,495,283	794,495,283
US GAAP Information:
Net income	258,713	225,027	226,141	132,739	208,469
Shareholders’ equity	1,991,395	1,882,611	2,633,642	2,437,781	2,335,045
Net income per share (2)	0.33	0.28	0.28	0.17	0.26
Net income per ADS (2)	1.63	1.42	1.42	0.84	1.31

(1) Includes Ps. 603,355, Ps. 575,639, Ps. 550,972, Ps. 669,440 and Ps. 506,302 of gas transportation net revenues and Ps. 1,971,613, Ps. 1,278,236, Ps. 1,102,029, Ps. 931,208 and Ps. 912,900 of liquids production and commercialization and other services net revenues for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

(2) Net income per share under Argentine GAAP and US GAAP have been calculated using the weighted average shares outstanding. Each American Depositary Share (“ADS”) represents five (5)  shares.

(3) Represents additions to property, plant and equipment (including works in progress). For information by business segment, see Note 3 (Consolidated Business Segment Information) to our Financial Statements, included elsewhere herein.

(4) Such amounts have been modified according to Technical Resolution (“TR”) No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) for disclosure on a uniform basis for comparative purposes with the year ended December 31, 2012 and 2011. These modifications reflect the effect of the change in the accounting valuation method of deferred income tax required by new accounting standards issued by CNV and the Argentine Federation. For additional information, see Note 2(a) to our consolidated Financial Statements.

Dividends

A summary of the dividends paid during the past five (5) years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)
2009	30.0	0.038	8.1	0.010	0.051
2010	30.3	0.038	7.8	0.010	0.049
2011	976.0	1.228	238.7	0.300	1.502
2012(3)(4)	247.8	0.312	49.3	0.062	0.311
2013	-	-	-	-	-

(1) Stated in Ps. as of the payment date.

(2) Stated in U.S. dollars as of the payment date.

(3) Does not include Ps. 20.5 million, subject to authorization of the BCRA to be converted into U.S. dollars in order to be paid to the ADRs holders. See below for further information.

(4) The Future Dividend Payment Reserve created by the General Annual Shareholders’ Meeting held on April 12, 2012 was fully utilized by Board of Directors’ meetings held on December 6, 2012 and March 18, 2013, which approved cash dividend payments which were made after the compliance of regulatory applicable procedures.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our Financial Statements and must be approved at a General Annual Shareholders’ Meeting as described below.

Our Board of Directors (the “Board of Directors”) regularly submits our Financial Statements for the preceding year, together with reports thereon by our supervisory committee (the “Supervisory Committee”), to the shareholders at the General Annual Shareholders’ Meeting for approval. Under the Argentine Commercial Companies Law No. 19,550 (the “Commercial Companies Law”), a General Annual Shareholders’ Meeting must be held annually to approve our Financial Statements and determine the allocation of our net income for such year, meeting which in the case of listed companies should be held before the end of April. Pursuant to the Commercial Companies Law, the shareholders are required to allocate a legal reserve (the “Legal Reserve”) equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock,” as shown on our Consolidated Statement of Changes in Shareholders’ Equity (the “Adjusted Common Stock Nominal Value”). If the Legal Reserve amount is reduced by any circumstances, we must restore it before paying any dividends. The Legal Reserve is not available for distribution as dividends.

Under our By-laws, after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. The dividend must be paid within 30 days of the shareholders’ declaration. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

The General Annual Shareholders’ Meeting held on April 12, 2012 approved the creation of a voluntary reserve for a future dividend payment of Ps. 268.3 million (the “Future Dividend Payment Reserve”), to consider the payment of dividends at any time before the General Annual Shareholders’ Meeting to consider the Financial Statements as of December 31, 2012 and a voluntary reserve for future capital expenditures for Ps. 115.0 million (the “Future Capital Expenditures Reserve”), both of which would be used, when our Board of Directors considers appropriate. The Board of Directors, in its meetings held on December 6, 2012 and March 18, 2013, approved the payment of cash dividends of Ps. 150 million and Ps. 118.3 million, respectively, representing the total amount of the Future Dividend Payment Reserve. The dividend payment approved on December 6, 2012 was paid in January 2013. As of the date of this Annual Report, the dividend payment that was approved on March 18, 2013 is subject to the authorization of the BCRA for the acquisition by us of U.S. dollars corresponding to the portion of the dividend payment payable to ADR holders (Ps. 20.5 million) to be transferred to the Depositary. Payment of dividends relating to shares held by the Depositary for our ADS are to be made according to the applicable Argentine regulation of foreign exchange with respect to payments to be made outside Argentina.

In addition, at the General Annual Shareholders’ Meeting held on April 12, 2012, our shareholders approved an allocation to the Legal Reserve of Ps. 11.5 million, thereby increasing the amount in the Legal

Reserve to Ps. 224.9 million, which represents 16.7% of the Adjusted Total Common Stock. The General Annual Shareholders’ Meeting to be held on April 25, 2013 shall consider the allocation of the net income for the fiscal year ended December 31, 2012 and the balance of the Future Capital Expenditures Reserve.

According to Commercial Companies Law, the purpose of any voluntary reserve cannot be changed without the prior approval of the shareholders.

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our shares. We may pay dividends on our shares as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (i.e., the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the indenture for the New Notes (as defined herein))) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the indenture for the New Notes)) would be less than or equal to 3.75:1. See “Item 10. Additional Information—C. Material Contracts—New Debt Obligations.”

During a given fiscal year interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of the Supervisory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law, as amended, and our By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class “B” Shares, par value Ps.1 each (the “Class B Shares”), on the Buenos Aires Stock Exchange (“BASE”) and, as a result, would likely affect the market price of our ADS on the New York Stock Exchange (“NYSE”) as well. In addition, such fluctuations will affect the U.S. dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Bank of New York Mellon (the “Depositary”), pursuant to our depositary agreement, of cash dividends paid in pesos on the underlying Class B Shares.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2012	4.8380	4.7690	4.7986	4.8380
December 2012	4.9180	4.8420	4.8813	4.9180
January 2013	4.9780	4.9250	4.9495	4.9780
February 2013	5.0460	4.9830	5.0124	5.0460
March 2013	5.1220	5.0490	5.0851	5.1220
April 2013 (through April 23, 2013)	5.1720	5.1300	5.1494	5.1720

Year ended December 31,
2008	3.4530	3.0140	3.1586	3.4530
2009	3.8540	3.4490	3.7318	3.8000
2010	3.9880	3.7940	3.9129	3.9760
2011	4.3040	3.9720	4.1270	4.3040
2012..............................................................................	4.9180	4.3040	4.5532	4.9180

For your convenience and except as we specify otherwise, this Annual Report contains translations of peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 23, 2013, the reported exchange rate was Ps. 5.1720 = US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because a significant portion of our annual revenues (approximately Ps. 784 million for the year ended December 31, 2012) are peso-denominated and our primary assets are based in Argentina while substantially all of our liabilities and most of our capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or sociedad anónima, organized under the laws of Argentina, and substantially all of our operations and all of our operating assets are located in Argentina. Approximately Ps. 784 million of our annual revenues (approximately 30% of total revenues) were peso-denominated for the year ended December 31, 2012. Conversely, substantially all of our indebtedness and most of our capital expenditures are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of propane and butane (“LPG”) and natural gasoline.

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

Since February 2011, the Argentine government has taken several measures to protect the domestic industry and to preserve the trade surplus. These measures have included heightened import controls and require Domestic Commerce Bureau approvals to carry them out.

On the other hand, at the end of 2011 the Argentine government announced a plan to cut back subsidies for water, gas and electricity consumption for some residential and commercial users. In this regard, ENARGAS issued Resolution No. 1,982/11 which modified the list of subsidy beneficiaries, resulting in a tariff charge increase for many of our clients and for us with respect to liquids production and commercialization activities for our own account. In March 2012, the Argentine government decided to suspend these subsidy changes; however, no effective date for the suspension has been announced yet. We cannot assure you that the Argentine government will suspend the subsidy changes, or will not reinstate its plan for subsidy reductions in the future or take other measures that may increase our costs and accordingly have a material adverse effect on our business and results of operations. For further information regarding this tariff, see “—Measures taken by the Argentine government may have an adverse effect on the supply of natural gas to, and the costs to produce liquids from, the Cerri Complex, which may adversely affect revenues or costs in our liquids production and commercialization segment, our business, and results of operation.” and “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Although the Argentine economy has recovered significantly since 2008, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess capacity. Continuing uncertainty regarding the stability of the Eurozone and low levels of growth or recession in a number of developed countries also pose risks for the Argentine economy.

In addition, Argentina’s relative stability has been recently affected by increased political tension and government intervention in the economy. For example, in December 2008, the Argentine government enacted a law pursuant to which approximately Ps. 94.4 billion (US$27.3 billion) in assets held by the country’s ten private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) were transferred to the government-run social security agency (“ANSES”), resulting in a decline in liquidity of the shares in the local capital markets, which may further limit the sources of financing for Argentine companies, including us.

In April 2012, the Executive Branch of the Argentine government (the “Executive Branch”) issued Decrees No. 530/12 and 557/12, which called for a 30-day legal intervention in YPF S.A. and YPF Gas S.A., giving the Executive Branch temporary management of YPF S.A. and YPF Gas S.A. Then, in May 2012, the National Congress enacted a law that expropriated 51% of the capital shares of YPF S.A. (“YPF”) and YPF Gas S.A., then owned by Repsol YPF S.A. (“Repsol YPF”), causing YPF to become 51% owned by the Argentine government. Since then, the Argentine government has played an important role in the local oil and gas market. See “Item 4. “Our History and Development - The Argentine Natural Gas Industry” below for more information.

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

The significant peso devaluation during 2002 adversely affected our results and financial position. Substantially all of our financial debt is denominated in U.S. dollars. Before the enactment of the Public Emergency Law, our cash flow, generally denominated in U.S. dollars or dollar-adjusted, provided a natural hedge against exchange rate risks. The Argentine regulatory framework after the enactment of the Public Emergency Law, however, limited our ability to mitigate the impact of the peso devaluation. Particular aspects of the regulatory framework that adversely affected us included the pesification of our tariffs at a rate of Ps. 1 to US$1 compared with an exchange rate, as of April 23, 2013, of Ps. 5.1720 to US$1.00, regulatory issues related to the renegotiation of our tariffs, new taxes and other restrictions on exports of LPG and gas supply.

In March 2012, the Argentine Federal Congress (the “Federal Congress”) enacted Law No. 26,739 which modified the Carta Orgánica of the BCRA. It empowers the BCRA to regulate and direct credit through the financial system institutions, to make temporary advances to the Argentine Federal Treasury which will give the Argentine government increased availability of funds to pay its financial obligations and to regulate the amount of money and interest rates, among other things.

If the peso is significantly devaluated with respect to foreign currencies such as U.S dollar, probably, negative effects on the Argentine economy experienced following the 2002 devaluation could recur, with adverse consequences to our business. On the other hand, a substantial increase in the value of the peso against the U.S. dollar also presents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments.

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

As of March 31, 2013, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$385.1 million.

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

During 2003 to 2012, Argentina experienced increases in the CPI and WPI that reflected the continued increase in private consumption and in levels of economic activity, which applied upward pressure on the demand for goods and services. According to the Instituto Nacional de Estadísticas y Censos (“INDEC”), which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, the rate of inflation from 2003 to 2012 was as follows:

	December 31,
	2012	2011	2010	2009	2008	2007	2006	2005	2004
WPI	13.1	12.7	14.8	10.0	8.8	14.4	7.2	10.6	7.9
CPI	10.5	9.2	10.5	7.7	7.2	8.5	9.8	12.3	6.1

Source: INDEC

There are concerns about the accuracy of INDEC’s official inflation statistics for Argentina. In January 2007, INDEC modified its methodology for calculating the CPI. Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC’s inflation data as well as other economic data affected by inflation data, such as poverty and Gross Domestic Product (“GDP”) estimates. In February 2008, the International Monetary Fund (“IMF”) requested that the Argentine government clarify its inflation data and methodology in order to align such data with international statistical guidelines.

In April 2011, the Argentine government met with an IMF team in Argentina to consider a report presented by the IMF on the quality of reporting on INDEC’s CPI and GDP data and to discuss the design and methodology of a new national consumer price index. In September 2011, INDEC announced that it will introduce a new consumer price index in the second half of 2013. Due to budgetary reasons, in March 2012 the IMF announced the closing of its offices in Argentina. In February 2013, the IMF believed that Argentina’s progress in implementing the remedial measures proposed by the IMF in April 2011 has not been sufficient. As a result, the IMF issued a declaration of censure against Argentina. The IMF called on Argentina to adopt the remedial measures to address the inaccuracy of CPI and GDP data no later than September 29, 2013.

The unpredictability of Argentina’s inflation rate makes it impossible for us to foresee how our business and results of operations may be affected in the future by inflation. Continued inflation in Argentina without a significant increase in our tariffs would have a material adverse effect on our business, results of operations and financial condition.

Argentina’s ability to stimulate sustained economic growth and repay its debt may depend on external financial assistance and the Argentine government’s access to international capital markets, which has been limited and may continue to be limited in the future.

In 2001, as a result of the suspension of lending arrangements with Argentina by the IMF and Argentina’s default on over US$100 billion of its then-outstanding sovereign debt, international rating agencies downgraded the rating of Argentina’s sovereign debt to default status. The Argentine government launched a process to restructure its sovereign debt on January 14, 2005, and, on March 18, 2005, announced that approximately 76.15% of its bondholders had accepted the restructuring offer. The Argentine government issued new bonds to the accepting holders in April 2005 and paid overdue interest accrued from December 2003. In addition, on December 15, 2005, the Argentine government announced the early payback of its debt to the IMF, and on January 3, 2006, a disbursement was made by the Argentine government for an amount of US$9.5 billion. In 2010, the Argentine government made a new offer to exchange new bonds and cash for defaulted bonds held by creditors who had not accepted the exchange offer made in 2005, which permitted Argentina to restructure 66% of the remaining defaulted debt. As a result of its outstanding defaulted debt, Argentina has limited access to international financial markets.

Several legal actions have been filed in the United States, Italy and Germany by holders of Argentina’s outstanding defaulted bonds who did not participate in either restructuring. In February 2012, the U.S. District Court for the Southern District of New York ruled that Argentina must make payments to NML Capital Ltd., a defaulted bond holder, before making payments on the bonds it issued in its 2005 and 2010 debt exchanges. On October 26, 2012, the United States Court of Appeals for the Second Circuit affirmed this decision in part and remanded in part. On November 21, 2012, on remand, the U.S. District Court for the Southern District of New York issued an injunction ordering Argentina to pay immediately and in full the total amount owed to the holders of outstanding defaulted bonds totaling US$1.3 billion. On December 15, 2012 the Argentine government appealed the injunction. On February 27, 2013, a hearing between Argentine government and the holders of outstanding defaulted bonds took place before the U.S. Court of Appeals for the Second Circuit. On March 29, 2013, Argentina proposed to pay creditors who did not participate in the restructuring through a choice of bonds equal to the debt’s value at the time of the country’s 2002 default, or through discount bonds. On April 19, 2013 the bondholders rejected Argentina’s proposal.

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

In addition, the Argentine government has been trying to negotiate with the Paris Club in order to restructure its defaulted debt of more than US$9.5 billion (including interest).

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

Since the amendment of the Convertibility Law in December 2001, the Argentine government has imposed exchange controls and restrictions on the transfer of U.S. dollars outside of Argentina. In June 2005, the government issued Presidential Decree No. 616/05, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. In October 2011, the Executive Branch issued Presidential Decree No. 1,722/11 re-establishing foreign exchange restrictions to oil, gas and mining companies. This decree requires producers of oil derivatives and gas to enter all foreign currency received as payment from export transactions into the Argentine exchange market and to convert it into local currency. As a result, since the issuance of this decree, we are required to sell to the BCRA all foreign currency funds received from our export transactions.

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

On December 20, 2012, the Administración Federal de Ingresos Públicos (the “AFIP”) issued General Resolution No. 3,417. This resolution, which was effective as of February 1, 2013, requires those companies that wish to pay dividends abroad, or to make payments of interest or principal on indebtedness to creditors in foreign countries and payments related to services provided by foreign suppliers to obtain the prior authorization from the AFIP. For more information see “Item 10 – D. Exchange Controls.”

We cannot assure you that the Argentine government will not, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight, depreciation of the Peso, or other reasons. If the Argentine government decides once again to tighten the restrictions on the transfer of funds, we may be unable to make principal and interest payments on our debt when it becomes due, or dividend payments or payments related to the import of products and services, which could have a material adverse effect on us.

The Argentine financial market and economy may be adversely affected by the global financial crisis and concerns over instability in the global financial system.

In 2008, the U.S. economy entered into a recession due to the mortgage market crisis, which resulted in the economic slowdown of the world’s principal economies. The global recovery from this financial crisis has been slow and uneven, and remains vulnerable to economic developments in developed countries. Economies in Europe and elsewhere remain stagnant due to concerns over sovereign debt and financial market instability, which have contributed to increased market volatility and reduced expectations for economic recovery, and may result in additional or deepening recessions. This economic uncertainty in developed countries in Europe and around the world has negatively affected emerging market economies like Argentina. A global slowdown or recession in Europe could negatively affect demand for or the costs of our gas transportation business, or result in a decrease in international prices for LPG and natural gasoline, which would have an adverse effect on liquids production and revenues.

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

Because the Argentine standards for corporate disclosure and accounting differ from those of the United States, information about us may not be as detailed or comprehensive as that of non-Argentine companies, including that of companies organized in the United States.

We are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”). However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of reporting companies that are organized in the United States. Furthermore, there is less extensive regulation of the Argentine securities markets and of the activities of investors in such markets as compared with the securities markets in the United States and certain other developed countries. We prepare our Financial Statements in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. See Note 12 to our Financial Statements for a description of the material differences between Argentine GAAP and US GAAP as they relate to us and for a quantification of the impact of those differences on net income for the year and our shareholders’ equity.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented approximately 23% and 31% of total net revenues during 2012 and 2011, respectively) are attributable to public service contracts, which are subject to Argentine government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”) in 1992 pursuant Law 24,076 and Executive Branch Decrees No. 1,189/92 and 1,738/92 (the “Natural Gas Law”). Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

Since 2002, Argentina has experienced significant inflation, which has adversely affected our business and results of operations. Continued inflation, without any corresponding increase in our tariffs, may adversely affect our gas transportation revenues, net revenues and financial condition. See “—Inflation has occurred since the repeal of the Convertibility Law and could continue in the future, resulting in a material adverse effect on our results of operations and financial condition.”

In addition, since 2002, the peso has fluctuated in value, which has adversely affected our results and financial position. In particular, substantially all of our debt is denominated in U.S. dollars and significant devaluations of the peso may adversely affect our ability to make required interest or amortization payments, when due. See “—Fluctuations in the value of the peso, if any, may adversely affect the Argentine economy and our financial condition, results of operations and ability to service our debt.”

Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues.

The Public Emergency Law also granted the Executive Branch the power to renegotiate contracts entered into with private utility companies. In July 2003, UNIREN was created under the joint jurisdiction of the Ministerio de Economía y Finanzas (“MEF”) and  the Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (“MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts. Little progress has been made to date in our renegotiation process with UNIREN for remuneration under the License (the “Renegotiation Process”). On October 9, 2008, we signed a transitional agreement with UNIREN regarding the renegotiation of our License that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for improvements in our pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan called for under the 2008 Transitional Agreement using our own funds of Ps. 92.9 million, and on September 6, 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the 2008 Transitional Agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date.

As a result of this delay, in August 2010, we requested ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On November 8, 2010, we were served notice of a judgment that upheld the acción de amparo filed by us. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against this judgment.

Moreover, on November 16, 2010, we received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the Renegotiation Process must be suspended. In response, on November 18, 2010, we requested the suspension of the acción de amparo mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless the Board of Directors, before or at the expiration of each period decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, we requested that ENARGAS and MPFIPyS join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response on this matter. See also “—Our present and former shareholders are a party to ongoing legal proceedings against the Argentine government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, we and our present and former shareholders may be required to abandon such claims.”

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the City of Buenos Aires set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under

Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to resolve the appeal filed by ENARGAS, and thereby we recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, the body to which they were referred by the Supreme Court of Justice, for a prior intervention before the issuance of its ruling. As of the date of this Annual Report, said actions have not been resolved and ENARGAS has still not published the tariff increase called for under the 2008 Transitional Agreement.

The 2008 Transitional Agreement will be in force under the terms of the Presidential Decree No. 1,918/09 until the effective date of the integral license renegotiation agreement to be signed with the Argentine government (the “License Renegotiation Agreement”). Until such time the renegotiation of our License is completed, or ENARGAS publishes the tariff schedule as required under the terms of the Presidential Decree No. 1,918/09, we cannot bill for any increased tariffs under the 2008 Transitional Agreement. We cannot offer any assurance as to when ENARGAS will publish the tariff schedule and set the methodology to bill retroactive tariff increases, or whether retroactive tariff increases will be granted under the terms of any final or addition proposals with ENARGAS or UNIREN.

In addition, the lack of a tariff adjustment has also adversely affected some gas distribution companies, which are our main clients in the gas transportation business segment. See “Item 4. Business Operations—Gas Transportation—Customers and Marketing.”  Failure of the distribution companies to reach an agreement with the Argentine government on their own tariff adjustment could materially adversely affect our ability to collect gas transportation revenues. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies has been significantly delayed.

Our results of operations may be adversely affected because our License with the Argentine government is subject to renegotiation pursuant to the Public Emergency Law.

The Public Emergency Law authorized the Argentine government to renegotiate public service contracts, tariffs and licenses with public utility companies using the following criteria:

•

the impact of the rates on the competitiveness of the economy and on income distribution;

•

the quality of the services and the investment programs contractually provided for in the service contract;

•

the interests of users, as well as service access conditions;

•

the operational safety of the systems concerned; and

•

the profitability of a company.

The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2013. As part of this renegotiation process, the terms of our License may be changed materially.  See “—Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.”

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contract with UNIREN. According to the 2008 Transitional Agreement, we should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2013. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we also received an integral license renegotiation agreement proposal from UNIREN (which includes the initial 20% tariff increase). In October 2011, we received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008 (the “Renegotiation Agreement”). In August 2011 our Board of Directors approved the new proposal, which was initialed by us in September 2011 allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement; however, as of the date of this Annual Report, the Renegotiation Agreement, including the tariff increase, is still not effective. The Renegotiation Agreement is expected to be finalized and signed by UNIREN after the approval of the relevant regulatory agencies, including, among others: Federal Energy Bureau of Argentina (the “Federal Energy Bureau”), MPFIPyS, MEF, the Federal Congress, and the Executive Branch.

In spite of the above-mentioned 2008 Transitional Agreement and Renegotiation Agreement that have been proposed and agreed to by us, we cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License, including any resulting increase in tariffs. Even if our License is renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

An inability to reach an agreement on the renegotiation of our License or any failure of the Argentine government to comply with the terms of the renegotiated License, when agreed, could materially adversely affect the profitability of our gas transportation business segment.

Our present and former shareholders are a party to ongoing legal proceedings against the Argentine government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, we and our present and former shareholders may be required to abandon such claims.

The Renegotiation Agreement proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law.

In 2003, Enron Corp. (“Enron”), a former indirect shareholder of Compañía de Inversiones de Energía S.A. (“CIESA”), which is our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and together with Enron, the “Claimants”) filed a claim with the International Centre for the Settlement of Investment Disputes (“ICSID”) against the Argentine government under the Bilateral Investment Treaty between the United States and Argentina (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Argentine government to pay US$106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Argentine government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Argentine government before the ICSID. In June 2011, a tribunal to hear the case was constituted. The continued pursuit of the ICSID Claim, among other things, can adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

In January 2011, Pampa Energía S.A. (“Pampa”) acquired (a) EPCA S.A. (“EPCA”), formerly Enron Pipeline Company Argentina S.A., along with Enron’s and Ponderosa’s economic rights to the ICSID Claim; (b) from Ashmore Energy International Limited (“AEI”), all of the notes (Obligaciones Negociables) issued by CIESA on April 22, 1997 (the “CIESA Notes”) and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 and (c) AEI’s rights in certain litigation identified as “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” that in 2011 was pending before the Supreme Court of the State of New York, New York County (the “New York Litigation”).

On March 11, 2011, Pampa entered into a “Call Option Agreement” with the Claimants in order to acquire the rights over the ICSID Claim, and in October 2011 exercised its rights to acquire all and exclusive interest as the owner of the ICSID Claim from Enron and Ponderosa. On October 6, 2011, we issued a loan for the amount of US$26 million (Ps. 126.7 million at the exchange rate as of December 31, 2012) to Pampa, to purchase the rights to monitor, suspend and withdraw the ICSID Claim (the “Loan Agreement”). According to its terms, the Loan Agreement was automatically extended on October 6, 2012 for a further one-year term. See “Item 10. Additional Information—C. Material Contracts—Loan Agreement with Pampa.” By agreement of the disputing parties, the ICSID Claim was been suspended until July 17, 2013.

The Renegotiation Agreement requires us, and our present and former shareholders, including Enron and its affiliates, as well as Ponderosa, to abandon any claim or lawsuit we or they may have against the Argentine government resulting from the effects of the Public Emergency Law. Additionally, the Renegotiation Agreement would require us to hold the Argentine government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Argentine government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our current and former shareholders or shareholders of CIESA are unwilling to abandon such claims and lawsuits, our ability to conclude the renegotiation or our Licenses and secure tariff increases, and accordingly our revenues from gas transportation, may be adversely affected. Ponderosa has indicated that it would only consider waiving the ICSID Claim if it receives what it considers to be fair compensation.

Other similarly situated public utility companies have complied with the UNIREN requirement to abandon legal claims against the Argentine government as part of their renegotiation process. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, even for these companies, the process for future tariff increases has been significantly delayed. Even if our present and former shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed.

We conduct our business in a unionized environment.

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

We maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. Strikes, picketing or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition.

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

We are a stock corporation with limited liability, (“sociedad anónima”), organized under the laws of Argentina. Substantially all of our assets are located in Argentina.

Under Argentine law, foreign judgments may be enforced by Argentine Courts, provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are met. Foreign judgments cannot violate principles of public policy (orden público) of Argentine law, as determined by Argentine Courts. It is possible that an Argentine Court would deem the enforcement of foreign judgments ordering us to make a payment in a foreign currency outside of Argentina to be contrary to Argentine public policy if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina. Although currently there are no legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina to satisfy principal or interest payments on outstanding debt that has been previously reported to the BCRA, we cannot assure you that the Argentine government or an Argentine Court will not impose such restrictions in the future.

In addition, under Argentine law, attachment prior to execution and attachment in aid of execution will not be ordered by an Argentine Court with respect to property located in Argentina and determined by such courts to be utilized for the provision of essential public services. A significant portion of our assets may be considered by Argentine Courts to be dedicated to the provision of an essential public service. If an Argentine Court were to make such determination with respect to any of our assets, unless the Argentine government ordered the release of such assets, such assets would not be subject to attachment, execution or other legal process as long as such determination stands and the ability of any of our creditors to realize a judgment against such assets may be adversely affected.

In order to mitigate the energy crisis, the Argentine government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service (including the diversion of natural gas supply from the Cerri Complex), which could materially adversely affect our business, results of operations and financial condition.

Since 2002, the natural gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2012. The supply of natural gas has not been sufficient to meet this increased demand, and the Argentine government has adopted different strategies, measures and programs to mitigate the resulting energy crisis. These strategies, measures and programs have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers since 2002. Producers of natural gas, therefore, have had difficulty implementing wellhead gas price adjustments that would increase the costs of distribution companies, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been high enough to meet the increasing demand. Likewise, the elimination of tariff adjustments for natural gas transportation companies has caused transportation companies to suffer a decrease in their profitability.

Pipeline expansions

In light of these events, the Argentine government has decided to implement a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds as vehicles to facilitate financing of those investments (the “Gas Trusts”). In order to finance such expansions, Law No. 26,095 was passed to provide for the creation of additional tariff surcharges (“cargos específicos”), which are special contributions to a Gas Trust made by all clients with firm transportation contract, excluding residential customers.

In 2005, the first Gas Trust was constitued with the purpose of financing the expansion of the General San Martín pipeline transportation capacity by approximately 102MMcf/d (the “First Expansion”), which was completed in August 2005. In addition, in April 2006, MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a letter of intent to carry out a second, significantly larger expansion of the natural gas pipeline system (the “Second Expansion”). This second expansion will increase, as determined as of the date of this Annual Report, the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (completed in March 2010), which permits the transportation of more natural gas from the Austral basin. As of December 31, 2012, 307 MMcf/d of the second expansion project has been completed and become operational. The remaining 71 MMcf/d is expected to be completed in different stages during 2013.

Ownership of the works of the second expansion is also vested in a Gas Trust and the investment is being financed by other natural gas trust funds, whose trustors are the natural gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by clients with firm transportation contracts, excluding residential users.

Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future expansion projects will not have such adverse effects.

Government-mandated interruption of contracted firm transportation services

In 2004, the Executive Branch issued Presidential Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and natural gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm natural gas supply contracts. On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that from time to time, as necessary, it can require us to interrupt transportation service (including those with firm transportation contracts) to our customers in order to service power stations and natural gas distribution companies and that ENARGAS will set the priority of transportation in such cases.

Since February 2008, natural gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, MPFIPyS and ENARGAS), who makes adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A., which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies, including our liquids processing facility, the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

During the winter of 2007, natural gas production did not meet demand, which was higher than in previous years, due to a number of factors, including: economic growth; lower hydroelectric generation; and, intense cold weather. At no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Argentine government expressly instructed us to redirect natural gas deliveries to supply power plants, residential users and vehicles according to instructions from the governmental committee referred to above during the emergency, without considering whether other users had firm or interruptible natural gas supply and/or transportation contracts.

In 2008, 2009 and 2010, natural gas demand from the residential segment was lower than in 2007 as a direct consequence of warmer weather in these years. During these same periods, higher demand from the industrial and electric power plants sectors was observed and since 2011, natural gas demand has increased for all users (residential and industrial). This increased demand has resulted in a supply shortage. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system, the Argentine government continued to impose restrictions in 2011 and 2012 on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas (“CNG”) stations and industries connected to the distribution network.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions since 2007 as described above, we cannot assure you that similar interruptions will not in the future materially adversely affect our results of operations or financial condition. As of the date of this Annual Report, one of our clients (Profertil S.A.) brought a legal action against us, in respect of service interruptions in 2007. In this action, ENARGAS ruled in our favor. However, we cannot assure you that future interruptions of supply to our firm transportation clients will not lead to further legal action, which legal action could have a significant adverse economic and financial effect on us.

Natural gas arriving from the Neuquén basin has declined in quality and volume since 2009. Our liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquén and Austral natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our liquids business segment.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. There is some risk that natural gas production will continue to decrease in the future and that new exploration will not compensate for such decline, which would adversely affect our liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of liquids we produce. Approximately 48% of the natural gas transported by our system in 2012 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Since 2009, the quality and the volume of natural gas injected from the Neuquén basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquén basin, we have had to buy natural gas at higher prices causing an increase in the cost of liquids production and commercialization activities for our own account that reduces our profit from liquids production and commercialization services.

In 2009, non-conventional natural gas was discovered in this basin by YPF, which at that time was a subsidiary of Repsol YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. In 2012, the Argentine government expropriated 51% of YPF, from Repsol YPF, which had previously held a 57% stake, among other reasons, to improve control over and investment in additional natural gas and hydrocarbon supplies in Argentina. Since the expropriation of YPF, the Argentine government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan which allows the increase of the reserves of this basin.

We cannot assure you that this new natural gas reserve at the Neuquén basin, or any other measures taken by the Argentine government to increase natural gas production and supplies, will be successful in increasing Argentine natural gas reserves, or the extent to which our natural gas transportation or liquids production and commercialization businesses could be adversely affected by a sustained decrease in the production of natural gas. See “Item 4. Our Information—Business Overview—Gas Transportation—Gas Supply.”

Increased competition in the liquids business could adversely affect our net revenues.

Over recent years, our liquids business has represented an increasingly substantial proportion of our business, measured in terms of revenues. In 2012, approximately 71% of our net revenues were from our liquids production and commercialization segment.

In 2000, a natural gas processing plant was built upstream of the Cerri Complex by YPF. See “Item 4.—Our Information—B. Business Overview—Liquids Production and Commercialization—Competition.” Any resulting lower volumes of natural gas arriving at the Cerri Complex for liquids processing as a result of the activities of this natural gas processing plant, or any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from liquids production and commercialization services and therefore, our net revenues.

Measures taken by the Argentine government may have an adverse effect on the supply of natural gas to, and the costs to produce liquids from, the Cerri Complex, which may adversely affect revenues or costs in our liquids production and commercialization segment, our business, and results of operations.

As described above, actions taken by the Argentine government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, towards priority users, including residential customers. See “—In order to mitigate the energy crisis, the Argentine government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of firm transportation service, which could materially adversely affect our business, results of operations and financial condition” above. During the winter of 2007, processing at the Cerri Complex was interrupted for an equivalent of 27 days. As a result, liquids production in 2007 was the lowest recorded since 2002. From 2008 to 2010, the Cerri Complex suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas (“LNG”) regasification tanker. During the winters of 2011 and 2012, processing at the Cerri Complex was interrupted for an equivalent of 68 and 62 days, respectively, as a result of continued governmental actions to ensure natural gas supply to the domestic market. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our liquids business, which may result in increased costs. If we are unable to purchase natural gas from other sources, the volume of our liquids productions may decrease. Any increase in the costs of our liquids production and commercialization segment, or decrease in the volume of liquids processed may adversely affect our revenues, business and results of operations.

In addition, although our liquids production and commercialization activities are not subject to regulation by ENARGAS, the Argentine government has taken certain regulatory actions in recent years that have affected our liquids business. For example, in April 2005, the Argentine government enacted Law No. 26,020 which set the framework by which the Federal Energy Bureau establishes regulations over LPG suppliers to guarantee supply and price stability of LPG products in the domestic market. See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.” Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas (the “gas processing tariff charge”). The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Tariff Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients and for us (for certain of our consumption for our own account). The gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In response, in order to avoid an adverse effect on our liquids business as a result of the implementation of the Gas Tariff Resolutions, we initiated proceedings against the Presidential Decree and the Gas Tariff Resolutions, including the Argentine government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, we obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, a preliminary injunction which provides that we are exempt from the billing and the payment of the natural gas processing tariff charge increase under the Gas Tariff Resolutions, pending the resolution of the proceedings. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Tax Claims.” However, we cannot assure you that this dispute will be resolved in our favor, or that amounts payable under the natural gas processing tariff charge will not be required to be paid in the future, or on a retroactive basis, if we are unsuccessful in our claim.

Our management believes that this dispute will be successful, and we have not recorded the increased charge for natural gas consumption from July 10, 2012 (the date of obtaining the injunction) to the end of our 2012 fiscal year. The increased natural gas processing tariff charge that has been recorded in our financial results for the year ended December 31, 2012, resulted in an increase of Ps. 135.1 million in our cost of sales for 2012.  If the injunction had not been obtained, the impact of the Gas Tariff Resolutions, taking into account the possibility of carry-forward of the charge to the sales price of our liquids, would have a significantly negative impact on our future results of operations. If we had applied the gas processing charge through December 31, 2012, we estimate that it would have resulted in an additional net expense of Ps. 56.3 million for the year ended December 31, 2012.

In addition, in March 2012, the Argentine government announced that it had decided to suspend these subsidy changes; however, no effective date for the suspension has been announced yet.  We cannot assure you that the Argentine government will suspend the subsidy changes, or will not reinstate its plan for subsidy reductions.

We cannot provide any assurance that our liquids production and commercialization business will not be subject to any further actions from the Argentine government, which may have a material adverse impact on our business and results of operations.

Fluctuations in the international prices of LPG and natural gasoline or the domestic price of natural gas may affect our liquids business.

Since 2008, the international market for liquids has been favorable, driven by strong international prices for LPG and natural gasoline. We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline on behalf of customers and for our own account. As a result of the deterioration of our gas transportation segment, operations relating to our liquids production and commercialization have represented more than 50% of our total net revenues since 2003. Accordingly, any significant decline in international prices of LPG or natural gasoline may materially adversely affect our results of operations and financial condition.

In addition, any increase in the price of natural gas in the domestic market relative to the reference international prices of LPG and natural gasoline, could cause natural gas producers to sell natural gas supplies rather than process it at the Cerri Complex, resulting in a materially adversely effect on the volumes of liquids processed for customers or for our own account and our revenues from the liquids production and commercialization segment.

Our ethane sales depend on the capacity of PBB Polisur S.A. (“PBB”), as the sole purchaser of our ethane production.

We sell all our ethane to PBB under a 10-year agreement that will expire on December 31, 2015. The price for ethane was fixed until December 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. Prices under this contract have increased 20%, 10%, 8%, 8% and 9% in 2008, 2009, 2010, 2011 and 2012, respectively, as compared to the prior year’s price. We are currently negotiating with PBB the price of ethane for 2013. If we are not able to reach an agreement with PBB on the ethane price within a six-month period, as set forth in our agreement with PBB, such agreement may be terminated. Any ethane extracted from the Cerri Complex that cannot be sold to PBB is reinjected into the pipeline. Ethane sales represented approximately 27%, 23% and 22% of our liquids production and commercialization business segment revenues in 2012, 2011 and 2010, respectively.

In recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not occur again in the future. Any future unwillingness or inability of PBB to purchase our ethane production may materially affect our results of operations and financial condition.

Certain clients of our natural gas transportation segment have cancelled their obligations to us and could extend the terms of cancellation of their obligations in the future. Cancellations or deferrals of payments by our customers, or our inability to renew natural gas firm transportation contracts maturing in the short-term, may adversely affect our natural gas transportation segment revenues.

In October 2012, MetroGAS, a natural gas distribution company and one of our most significant customers, reported that due to its financial situation, has decided to unilaterally modify the terms of its payment obligations with suppliers and transporters of natural gas, making partial payments and extending the terms of its payment obligations. The lack of progress for natural gas distribution companies in renegotiating their licenses with the Argentine government according to the terms of Public Emergency Law may cause other customers not fulfill their payment obligations under the natural gas firm transportation contracts entered with us. Extensions in the collection term and payment obligations could be agreed in such contracts.

As of the date of this Annual Report, management believes that MetroGAS’s financial situation does not represent a risk of default. However, we cannot assure you that MetroGAS, or our other natural gas distribution company customers in Argentina, will not default in the future, and therefore negatively impact our financial position. See “Item 4. Business Operations—Gas Transportation—Customers and Marketing.”

Additionally, between 2014 and 2015 many of our natural gas firm transportation contracts will mature. During 2013, we will carry out a public bid in order to obtain long-term renewals of these natural gas firm transportation contracts. The principal risk will be the renewal of the contracts for the route from Neuquén, considering the reducing supply of natural gas from this basin. In addition, after the issuance of resolution No. 95/2013, which empowers the Federal Energy Bureau to set a defined price for the price of energy to be paid to which set a defined price for the purchase of energy by the Federal Energy Bureau from power plants, our power plants and to manage the supply of natural gas to power plants, it is possible that our power plant customer will not renew its natural gas firm transportation contract with us, which expires in 2014, because the power plant could be unable to recognize the cost of purchasing gas from us as a cost to providing energy under the new regulations. For these reasons, we cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in the existing routes or by the current customers. If we are unable to renew the majority of our natural gas firm transportation contracts as they mature, our revenues, business and results of operation could be adversely affected.

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

Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs, and their ability to receive cash dividends may be limited.

We are an Argentine company and any future payments of dividends on our shares will be denominated in pesos. The peso has historically fluctuated significantly against many major world currencies, including the U.S. dollar. A depreciation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our shares and could result in a decline in the value of our shares and ADSs as measured in U.S. dollars.

In addition, our shareholders’ ability to receive cash dividends in U.S. dollars may be limited by the ability of the Depositary for our ADS program to convert cash dividends paid in Argentine pesos into U.S. dollars. Under the terms of our deposit agreement for the ADSs, to the extent that the Depositary can in its judgment, and in accordance with local exchange regulations, convert pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars abroad, the Depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in pesos on the deposited securities into U.S. dollars. If in the judgment of the Depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the Depositary may distribute the pesos received or in its discretion hold such currency uninvested without liability for interest thereon for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the dividend distribution.

Principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders.

CIESA

Our controlling shareholder, CIESA, owns 51% of our total common shares as of March 31, 2013, represented by Class A Shares, and is a party to a Shareholders’ Agreement, together with Petrobras Argentina S.A. (“Petrobras Argentina”) and Petrobras Hispano Argentina S.A. (together, the “Petrobras Argentina Group”), the CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (the “Trust”), which has a trust shareholding of 40% in CIESA and Pampa, which governs certain matters relating to shareholder participation in CIESA and in us. As a result of its significant shareholding and contractual obligations, CIESA is in a position to direct our management, to control the election of a majority of the Board of Directors, to determine any dividend payment and other policies and to generally determine the outcome of any matter put to a vote of our shareholders, except in such cases where there is a conflict of interest. Pursuant to the Natural Gas Law, there are restrictions on the ability of CIESA to reduce its shareholding in us below 51% of our share capital.

ANSES

As a consequence of the enactment of Law No. 26,425 in December 2008, which established the nationalization of the social security system, the AFJPs transferred their respective TGS shareholding to the Fondo de Garantía de Sustentabilidad Previsional (managed by the ANSES). As of March 31, 2013, the ANSES owns Class B Shares representing 23.1% of our common stock and is our main minority shareholder. The ANSES has only Class B shares. In addition, the ANSES is entitled to appoint two directors to our Board of Directors and one member of the Supervisory Committee.

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

We are currently the largest transporter of natural gas in Argentina, delivering, as of December 31, 2012, approximately 61% of the total gas transported in Argentina, through 5,671 miles of pipeline, of which we own 4,744 miles. We manage the remaining 927 miles, which are owned by the Gas Trusts, for a fee.

Substantially all of our transportation capacity, approximately 2.9 Bcf/d in 2012, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented approximately 23% and 31% of our total net revenues for the years ended December 31, 2012 and 2011, respectively.

We conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027, extendable for an additional ten-year period at our option if certain conditions are met. The License gives us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our natural gas transportation system connects major gas fields in southern and western Argentina with both distributors and large consumers of natural gas in those regions as well as in the greater Buenos Aires area, the principal population center of Argentina.

We are also one of the largest processor of natural gas and one of the largest marketers of Liquids in Argentina. We operate the General Cerri natural gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where Liquids are separated from natural gas transported through our pipeline system and stored for delivery. Revenues from our Liquids production and commercialization business represented approximately 71% and 64% of our total net revenues during the years ended December 31, 2012 and 2011, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock. ANSES owns 23.1% of our common stock. Other local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) the Petrobras Argentina Group, which holds 50% of CIESA’s common stock, (ii) the Trust, which has a trust shareholding of 40%, and (iii) EPCA (a subsidiary of Pampa), which holds the remaining 10%.

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA defaulted on its financial debt on April 22, 2002, including on the CIESA Notes.

In April 2004, Petrobras Argentina Group and Enron, at that time CIESA’s only shareholders, entered into a master settlement agreement (the “Master Settlement Agreement”) to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. The Master Settlement Agreement provided for, among other things, certain stock transfers to be implemented in two successive steps. In July 2005, ENARGAS approved the implementation of the first stage of the transactions contemplated by the Master Settlement Agreement and, as a result, on August 29, 2005, (a) Enron transferred 40% of CIESA’s shares to the Trust, and (b) Petrobras Argentina Group, transferred Class B Shares representing 7.35% of our capital stock to subsidiaries of Enron, which in turn were subsequently sold to third parties.

In September 2005, CIESA, Petrobras Argentina Group, EPCA, the Trust and its creditors executed a restructuring agreement (the “Restructuring Agreement”), which contemplated the terms and conditions of the second stage of CIESA’s restructuring process, to be completed once the appropriate approvals were obtained from CNV, ENARGAS and Comisión Nacional de Defensa de la Competencia (“CNDC”).

On January 9, 2009, while approval of the Restructuring Agreement was pending before government bodies, AEI, the only self-declared holder of the CIESA Notes, notified CIESA of its election to terminate the Restructuring Agreement. As a result, on January 28, 2009, CIESA brought an action in New York state court seeking a declaratory judgment that any action initiated by AEI against CIESA in connection with the CIESA Notes was barred by the statute of limitation, and requesting an injunction for strict performance of the Restructuring Agreement and damages for unlawful termination of the Restructuring Agreement by AEI, which we refer to as the New York Litigation.

In February 2009, AEI filed a bankruptcy petition against CIESA in the Courts of Appeals in connection with its financial debt. In October 2009, the Court of Appeals (Sala C de la Cámara de Apelaciones en lo Comercial de la Capital Federal) denied the bankruptcy petition lodged by AEI.

By means of a decision dated April 12, 2010, the New York state court decided to exercise jurisdiction over CIESA’s request to hear both the main issues raised against AEI in connection with the statute of limitations of the CIESA Notes and those matters raised alternatively. On May 13, 2010, AEI filed an answer to CIESA’s action and a counterclaim against CIESA seeking the payment of CIESA’s financial debt. This counterclaim also named Petrobras Argentina Group and sought compensation for damages, alleging that Petrobras Argentina Group has control of CIESA and that Petrobras Argentina Group acted in its own advantage in an effort to defraud AEI.

Instead, on May 10, 2011, CIESA executed a memorandum of agreement with Petrobras Argentina Group, Pampa, Pampa Inversiones S.A. (“PISA”) and Inversiones Argentina I Ltd. (“IAI” and together with Pampa and PISA, the “Pampa Group”), in which the parties agreed, firstly, to bring the New York Litigation to a standstill in order to re-establish the restructuring provided under the Restructuring Agreement, and to include Pampa Group as a party thereto (as the current owner of the CIESA Notes), all of the foregoing subject to the necessary governmental approvals in order to be able to implement the Restructuring Agreement; and secondly, to timely abandon and waive each and every claim and action that the parties and third parties have raised in the New York Litigation.

On May 18, 2011, CIESA, Petrobras Argentina Group, the Trust and Pampa Group, entered into a fourth amendment to the Restructuring Agreement to replace AEI with the Pampa Group in the Restructuring Agreement. On October 5, 2011, by note No. 11 362, ENARGAS expressed no regulatory objections to the Restructuring Agreement and expressed that it may be effective after approval is obtained by the CNDC.

On July 13, 2012, Pampa and Petrobras Argentina Group entered into a settlement agreement (the “2012 Settlement Agreement”) waiving all cross-claims between Petrobras Argentina Group and AEI (and Pampa is its capacity as assignee to AEI) in the New York Litigation. Pursuant to the 2012 Settlement Agreement and as a relevant condition thereof, the above mentioned parties cancelled all of the CIESA Notes. As compensation for the cancellation of its notes, CIESA, among other payments agreed to (i) the transfer of 34,133,200 of our common stock (representing 4.2962% of our outstanding Class B Shares), to PISA; and (ii) once the pending governmental approval is obtained, the transfer of shares stock representing 40% of the capital stock in CIESA that is currently held in the Trust to PISA. Upon completion thereof, PISA will be the direct and indirect holder of 50% of the capital stock of CIESA.

Capital expenditures

From January 1, 2010 through December 31, 2012, our aggregate capital expenditures amounted to approximately Ps. 548.0 million. Such capital expenditures include Ps. 29.1 million related to our gas transportation system expansions which were carried out under prepayment schemes, Ps. 272.5 million related to improvements to our gas transportation system, Ps. 111.3 million related to liquids production and commercialization activities and Ps. 135.1 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

During 2011, Pan American Energy S.A. (“PAE”) subscribed to 17.6 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of roughly US$9.2 million (Ps. 39.6 million using the exchange rate as of December 31, 2011). The related works consisted of the installation of three motocompressors in one of our compressor plants located in the General San Martín pipeline. The works will be financed through the advance payment for service from PAE.

During 2012, YPF subscribed to 4.2 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of approximately US$3.0 million (Ps. 14.7 million using the exchange rate as of December 31, 2012). The works will be financed through the advance payment for service from YPF.

B.

Business Overview

GAS TRANSPORTATION

As a transporter of natural gas, we receive natural gas owned by a shipper, usually a natural gas distributor, at one or more intake points on our pipeline system for transportation and delivery to the shipper at specified delivery points along the pipeline system. Under applicable law and our License, we are not permitted to buy or sell natural gas except for our own consumption and to operate the pipeline system. See “—Regulatory Framework” below for more information.

Our pipeline system connects major natural gas fields in southern and western Argentina with distributors and other users of gas in those areas and the greater Buenos Aires area. Transportadora de Gas del Norte S.A. (“TGN”), the only other natural gas transportation operating company that supplies the Argentine market, holds a similar license with respect to the northern pipeline system, which also provides natural gas transportation services to the greater Buenos Aires area.

Natural gas transportation services accounted for approximately 23%, 31% and 33% of our total net revenues in 2012, 2011 and 2010, respectively. In 2012, approximately 89% of our average daily natural gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below.) Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2012, the amount of net revenues derived from natural gas firm transportation contracts was approximately Ps. 501.5 million, representing 83% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts (see “Regulatory Framework—Industry Structure” below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2012, our service area contains approximately 5.7 million end-users, including approximately 3.8 million in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGAS S.A. (“MetroGAS”), Gas Natural Ban, S.A.(“BAN”), Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These natural gas distribution companies serve in the aggregate approximately 66% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2012, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGAS (1)	264.8	23%	2.3	89%
Camuzzi Pampeana (1)	173.3	15%	1.3	98%
Camuzzi Sur	160.8	14%	0.6	100%
BAN (1)	144.0	13%	1.5	63%
		66%	5.7

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Petrobras Argentina Group and for all other customers, as a group, as at December 31, 2012, 2011 and 2010, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	As at December 31,
	2012		2011		2010
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
MetroGAS	780	184.3	780	182.5	777	183.5
Camuzzi Pampeana	470	98.1	463	96.9	473	93.2
BAN	346	70.5	346	70.1	346	70.0
Camuzzi Sur	381	24.4	381	23.8	381	24.4
Petrobras Argentina Group	106	32.4	106	32.8	106	32.9
Others	833	91.8	777	89.4	738	90.7
Total firm	2,916	501.5	2,853	495.5	2,821	494.7

Interruptible and others:		101.9		80.1		56.3
Total	2,916	603.4	2,853	575.6	2,821	551.0

During 2014 and 2015, some of our long-term firm transportation contracts will expire. For this reason, during 2013 we will carry out a public bid in order to obtain long-term renewals these natural gas firm transportation contracts. The principal risk will be the renewal of the contracts for the route from Neuquén, considering the reducing supply of natural gas from this basin, which accounts for approximately 832.3 MMcf/d of the total firm contracted volumes expiring over these two years, considering the reducing supply of natural gas from this basin. In addition, after the issuance of resolution No. 95/2013, our power plant customers may decide not to renew their firm transportation contract with us, which expires in 2014. See “Item 3.  Key Information—D. Risk Factors—Risks Relating to Our Business.”

MetroGAS, our largest natural gas distribution customer, began a reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by us of Ps. 27.2 million. The reorganization process was concluded on December 20, 2012 when the Commercial Court approved the reorganization agreement. In January 2013, during the reorganization process, we received and accepted an offer from MetroGAS for it to issue notes to us, to cancel our unsecured credit in the amount of Ps. 27.2 million. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Other Litigation.”

Additionally, MetroGAS has reported that due to its financial situation, it has decided to unilaterally modify the terms of its payment obligations with suppliers and transporters of natural gas, making partial payments and extending its maturity. For this reason, we have taken different measures to ensure collection of amounts due and outstanding. As of March 31, 2013, the amount of due and unpaid receivables owed to us by MetroGAS was Ps. 86.8 million (of which Ps. 69.6 million are due, of which Ps. 18 million corresponds to receivables due as of December 31, 2012).

Our management believes that as of the date of this Annual Report, MetroGAS’ financial condition does not represent a risk of default to us on the notes issued in January 2013 or our outstanding receivables balances, because we estimate that the amounts due from MetroGAS do not exceed the present value of the notes issued by MetroGAS in January 2013 and the amount of outstanding receivables.

Step-down Rights. We are required by ENARGAS to grant all shippers of natural gas step-down rights, which permit the shippers to reduce some of their committed capacity in the zones where, as a result of open bidding, new shippers of natural gas subscribed for firm transportation capacity, so long as we do not suffer any economic harm. ENARGAS’s intention is to promote more efficient use of the pipeline system, avoiding over-subscribed capacity at levels above market demands. These rights have not been exercised by any clients yet. In case they are exercised, the associated revenue reduction will be compensated by the revenue increase generated by the new natural gas firm transportation contracts resulting from the open bidding.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2012, 2011 and 2010:

	December 31,
	For the year ended
	2012	2011	2010
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGAS	629	664	632
Camuzzi Pampeana	346	343	360
Camuzzi Sur	254	240	247
BAN	247	261	258
Others	590	597	604
Subtotal firm	2,066	2,105	2,101

Subtotal interruptible	247	219	159
Total	2,313	2,324	2,260
Average annual load factor (1)	79%	81%	79%
Average winter heating season load factor (1)	77%	75%	85%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2012 and 2011, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our pipeline system adequately met natural gas transportation demand in 2012, presenting zero service interruptions and complying with the high required operational standards. In this effort, we actively cooperated with the connection of the natural gas re-gasifying tanker (hired through Energía Argentina S.A. (“ENARSA”) and discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License was still pending) and a growing natural gas demand in all segments of the Argentine economy, the Argentine government established in April 2004, through Presidential Decree No. 180/04 and Resolution No. 185/04 issued by MPFIPyS, the framework for the creation of various Gas Trusts aimed at financing the expansion of the natural gas transportation system in a different manner from that established in the License.

In 2005, the first Gas Trust was constituted to carry out the First Expansion. The First Expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which will be repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the First Expansion (including Value Added Tax (“VAT”) in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of any increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 25 million.

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion which is significantly larger than the First Expansion. The Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the “New Magellan Strait Pipeline”), which permits the transportation of additional natural gas from the Austral basin. As of December 31, 2012, 307 MMcf/d of the Second Expansion project has been completed and is operational.  The remaining 71 MMcf/d is expected to be completed in different stages during 2013.

The New Magellan Strait Pipeline was completed in March 2010, and is 24 miles long and has a natural gas transportation capacity of 600 MMcf/d. The completion of this new pipeline required the technical support of Petrobras Argentina (under the scope of the Technical Assistance Service Agreement, as defined in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement” below), which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A.

Ownership of the works of the Second Expansion is vested in a second Gas Trust and the investment is also financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have or will subscribe to the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we will be in charge of their operation, maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement (“O&M Agreement”) and the rendering of natural gas firm transportation services. For these services, we are paid a monthly Charge for Access and Use (“CAU”), which is less than the transportation tariff because we were not required to make any investment in the construction of the New Magellan Strait Pipeline, has resulted in increased fees and revenues in our natural gas transportation segment during the past two years as the expansion works have become operational.

In May 2011, we received Valores Representativos de Deuda (“debt securities”) from the Gas Trust, issued February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works of the Second Expansion. These debt securities were issued in an aggregate principal amount of Ps. 48.1 million, and amortize principal in 85 consecutive and equal monthly installments, and bear interest at the Coeficiente de Estabilización de Referencia (“CER”), or Reference Stabilization Ratio as published by the BCRA, plus a fixed spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed the terms and conditions under which we will render operation and maintenance services for the assets associated with the Second Expansion to increase our system to a total transportation capacity of 378 MMcf/d.

As a result, the O&M Agreement was amended in order to include certain management services associated with the Second Expansion. Pursuant to the O&M Agreement, we will receive a total of Ps. 37 million for the 131 MMcf/d expansion works to complete the Second Expansion, in addition to the debt securities received in May 2011. The O&M Agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2012, which are amortized in 96 monthly, consecutive and equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

System Improvements. In 2012, 2011 and 2010, we made capital expenditures for system improvements in the aggregate amount of approximately Ps. 78.7 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports, we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our system pipeline has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities would imply that we may need to increase safety measures in certain sections of the system.

Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; and in the previous five years we have not had significant ruptures in our natural gas transportation system’s pipeline.

In order to identify any Stress Corrosion Cracking (“SCC”) that may occur in our pipelines, we conduct hydrostatic tests which do not interrupt our gas transportation service. In addition, we use a model in order to detect area in our pipelines that may be liable to SCC. In 2012, we ran a new SCC detection tool through 224 miles of pipeline.

In 2012 we started a program to carry out internal inspection of the pipeline to detect external corrosion, through the use of high resolution inspection devices, which are called smart pigs. With this program we expect to inspect approximately 406 miles of pipeline by the end of 2013. In 2012, we did not detect high levels of external corrosion. However, in order to maintain the integrity of the pipeline, we recoated or replaced certain affected pipeline section, depending on the level of deterioration.

To minimize the effect of external corrosion, we have installed cathodic protection equipment. In addition, we have continued to expand implementation of the “Remote Monitoring System” which allows us to know the status of the system in real time.

Technical Assistance Service Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA, an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods and was assigned to Petrobras Argentina as part of the Master Settlement Agreement. Since July 2004, Petrobras Argentina has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards. With the prior approval of ENARGAS and our Board of Directors, in December 2011, we and Petrobras Argentina agreed to a technical assistance service agreement (the “Technical Assistance Service Agreement”) for a three-year term, expiring on December 27, 2014 which substantially contains the same terms as the Technical Assistance Agreement, as amended. However, the Technical Assistance Service Agreement is not automatically renewable upon expiration and the currency for the technical assistance fee paid to Petrobras Argentina was changed from U.S. dollars to Argentina pesos.

The Technical Assistance Service Agreement sets out the services to be provided by Petrobras Argentina Group to us, at the request of our Chief Executive Officer (“CEO”), in return for payment of a technical assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year. For the year ended December 31, 2012, we paid Petrobras Argentina Group Ps. 52 million for services rendered pursuant to the Technical Assistance Service Agreement. The services to be provided by Petrobras Argentina Group to us under the Technical Assistance Service Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine government. In addition, prior to its privatization, Repsol YPF or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, Natural Gas Law was passed providing for the privatization of GdE. The Natural Gas Law and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two natural gas transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to natural gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our natural gas transportation system is connected to the two natural gas distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the natural gas distribution systems serving the greater Buenos Aires area and, to a limited extent, the natural gas distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a natural gas distribution system with TGN, we are the principal supplier of natural gas transportation services.

The Natural Gas Law and the related decrees granted each privatized natural gas transportation company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Law also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at US$0.97 per million British thermal units (“MMBtu”) at the wellhead, which had been the regulated price since 1991. Pursuant to Presidential Decree No. 2,731/93, gas prices at the wellhead were deregulated as of January 1, 1994 and, from that date until the year 2002, the average price of gas increased.

In spite of the devaluation of the peso in 2002, increases in wellhead gas prices were limited until 2004. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, industries and large businesses. Nevertheless, the natural gas price for these consumers cannot be higher than the export parity price (net of tax on exports). These adjustments were complemented by lower increases in the price of natural gas for CNG vehicles. In October 2008, wellhead natural gas prices paid mostly by high consuming residential users were increased in order to subsidize the reduction in LPG bottle price, as agreed between the Federal Energy Bureau and LPG producers. Currently, the natural gas wellhead prices remain regulated in most cases.

The Argentine natural gas industry in recent years has experienced rising demand, decreased supply, and lower investment in exploration,production, transportation and distribution of natural gas as a result of economic factors, including the economy recovery of many industries and GDP since 2003, resulting in increased demand, and government restrictions on increases in the wellhead price of natural gas and increases in the transportation and distribution tariffs, which has constrained supply.

In order to address these factors, the Argentine government has decided to play a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas, including:

•

creation of Energía Argentina S.A. (“ENARSA”) in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the natural gas transportation and electricity industries;

•

construction of a new pipeline which connects the Bolivian natural gas basins with the northeastern region of Argentina;

•

creation of the Gas Plus Program in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices. In 2010, the Argentine government increased the price paid to natural gas producers who invest in new fields, shale and tight natural gas under the Gas Plus Program;

•

hiring of two re-gasifying LNG tankers through ENARSA, in Bahía Blanca (2008) and Escobar (2011), to inject natural gas into the pipeline. The tanker located at Bahía Blanca is connected to our pipeline, and the tanker at Escobar is connected to TGN’s pipeline;

•

approval of graded price increases of natural gas at the wellhead;

•

establishment of a framework for the constitution of Gas Trusts to finance natural gas pipeline expansions;

•

the passage of Law No. 26,741, which declares that hydrocarbons self-sufficiency, as well as their production, industrialization, transport and marketing, are activities of public interest and primary goals of Argentina, empowering the Argentine government to take the necessary measures to achieve such goals;

•

the expropriation of YPF, and the entry into agreements with important natural gas producers in order to increase the investment in exploration of shale and tight natural gas in Neuquén Province, as described under “—Gas Supply” below;

•

importation of natural gas from Bolivia, which have increased significantly over the past two years;

•

the importation of electricity from Brazil and Uruguay, and fuel oil and gas oil from Venezuela and others countries, which provide alternative fuel sources to natural gas;

•

the reduction of natural gas exports to Chile;

•

completion of the expansion work at the Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant, and the construction of two thermal power plants financed by the Argentine government and construction of power plants, which provide alternate energy sources to natural gas; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas.

In recent years, injections of natural gas from LNG tankers have played an important role in satisfying the growing natural gas demand during the coldest months of the year. Natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar increased from an average 381 MMcf/d in 2011 to 438 MMcf/d in 2012. ENARGAS has assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship at Bahía Blanca to our existing transportation pipeline.

Imports from Bolivia, pursuant to an agreement entered into with the Argentine government in 2006 (as amended in May 2010 and July 2012) also play an important part in meeting domestic Argentine natural gas supply. The supply of natural gas from Bolivia increased by 35% in 2012, from average deliveries of 272 MMcf/d in 2011 to 456 MMcf/d, in order to maintain a level of supply previous to similar years in light of a fall in production during 2012. In July 2012, the Argentine government agreed with the government of Bolivia to increase (as from that month) natural gas supplies to 576 MMcf/d from the 410 MMcf/d originally stipulated for the 2012 year, achieving substantial savings in gas imports cost as the price of natural gas imported from Bolivia is approximately US$11 per Million BTU, significantly lower than the prices of over US$15 per Million BTU that must be paid for LNG imported from tankers.

Natural gas imports from Bolivia in 2013 will increase from 576 MMcf/d to 678 MMcf/d, for which expansion works will be required on the main pipeline that goes through the north of the country. The Juana Azurduy Pipeline crosses the border between Argentina and Bolivia and is connected to a compressor plant in Campo Durán, Argentina. In the future, this pipeline will be connected to the Northeast pipeline, the construction of which was expected to start in 2012 but has been delayed. This new pipeline will supply natural gas to the provinces in Argentina that are not currently reached by natural gas pipeline systems.

Most recently, in order to encourage the production of natural gas, in January 2013, the Argentine government issued Resolution No. 1/2013 by which it has made available preferential payment terms to all natural gas producers that submit new projects to increase existing gas availability, allowing a price on additional injection of US$7.5 MMBtu. This new price implies an increase of over 40% compared to the price permitted to be charged by natural gas producers under the Gas Plus Program. The new price for the additional natural gas injected into the pipelines will be funded with funds from the Argentine National Treasury on a monthly basis. The proposed production increase must be approved by the Commission on Planning and Strategic Coordination of National Hydrocarbon Investment Plan created by Executive Branch Decree No. 1,277/12, which is a governmental body in charge of the preparation of the National Hydrocarbon Plan.

Demand for Natural Gas. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the increase and breakdown of natural gas consumption in Argentina between 2003 and 2012 by class of user:

Source: ENARGAS

Beginning in 2003, a sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy since 2003, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2012. As a result, natural gas became, by far, the cheapest fuel in Argentina and high rates of substitution of natural gas for other fuels in industry, power plants and vehicles have been observed. Likewise, the rising demand for gas also has been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The following table sets forth local natural gas consumption by type of user since 2003:

References:

(1)

Includes: distribution users, commercial by-pass, by-pass physical and off system users.

(2)

Includes subdistributors.

(3)

Includes shrinkage natural gas (“TRP”) from the Cerri Complex, which is included in Others.

(4)

Includes governmental bodies.

Sources: ENARGAS, based on data from the Licensees and off system users.

Gas Supply. For the most part, Argentina’s natural gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. Approximately 48% of the natural gas transported by our system in 2012 originated in the Neuquén basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquén, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2011 and 2010, production in 2011 and 2010 (the most recent years for which information is available) and the calculated reserve life for each basin:

(1)

Estimated as of December 31, 2011 and 2010, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at the 2011 or 2010 production levels, respectively.

Source: Federal Energy Bureau

Neuquén Basin. The largest of the natural gas basins and the major source of natural gas supply for our system is the Neuquén basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquén basin by YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. During 2012 and in order to increase the existing natural gas reserves from the Neuquén basin, YPF announced the negotiation of partnership agreements with other oil companies that will provide technology and capital resources for the exploitation of new reserves.

In April 2012, the Executive Branch issued Decrees No. 530/12 and 557/12 which called for the 30-day legal intervention of YPF and YPF Gas S.A., giving the Executive Branch temporary management of YPF and YPF Gas S.A. Then in May 2012, the National Congress enacted a proposed law which expropriated the 51% of YPF and YPF Gas S.A. capital share owned by Repsol YPF, causing YPF to become 51% owned by the Argentine government. Since the expropriation of YPF, the Argentine government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan which allows the increase of the reserves of the Neuquén basin and the domestic Argentine natural gas supply.

If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Neuquén basin. The TGN system also accesses the Neuquén basin. Of the transported natural gas coming from the Neuquén basin, approximately 63% was transported by us and approximately 37% by TGN for the year ended December 31, 2012.

Austral and Golfo San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Camuzzi Sur also transports natural gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin’s existing natural gas fields and on other fields located offshore. The Golfo San Jorge basin is primarily an oil-producing basin.

Regulatory Framework

Industry Structure. The Natural Gas Law, together with Presidential Decree No. 1,738/92, other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of natural gas in Argentina. Law No. 17,319 (the “Hydrocarbons Law”) regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we have operated since 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

Natural gas transportation and distribution companies operate in an “open access,” non-discriminatory environment under which producers and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Law, applicable regulations and the licenses of the privatized companies. In addition, a regime of concessions under the Hydrocarbons Law is available to holders of exploitation concessions to transport their own natural gas production.

The Natural Gas Law prohibits natural gas transportation companies from also being merchants in natural gas. Also, (i) natural gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Law) in a transportation company, (ii) natural gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS. ENARGAS may reject these contracts if it determines that they were not entered into on an arm’s-length basis.

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Federal Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the National Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. In February 2012, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector. Executive Branch Decree No. 2686/2012 of January 2013 extended the term of the intervention for another 180 days. Executive Branch intervention is due to an investigation of ENARGAS’s possible involvement in alleged improper payments made by a sub-contractor hired by a third party engaged by the Gas Trust in connection with the construction of a portion of the First Expansion.

ENARGAS, which operates within the purview of MPFIPyS, has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates. ENARGAS has its own budget which must be included in the Argentine National Budget and submitted to the Federal Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Law on each company’s license.

Most of the electrical power stations do not have firm gas supply agreements and, as a result of the natural gas shortage in Argentina, have increasingly used imported natural gas or alternative fuels that are more expensive than natural gas produced in Argentina. In 2004, the Executive Branch issued Presidential Decree No. 181/04, directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm gas supply contracts. On April 21, 2004, MPFIPyS issued Resolution No. 208/04 that ratified an agreement between the Federal Energy Bureau and natural gas producers to give effect to this new system.

On March 23, 2005, we received a notice from the Federal Energy Bureau that provides that, in the event there is insufficient natural gas available in the market to supply power stations, we can be required to interrupt transportation services (including those with firm transportation contracts) to our customers in order to give priority to natural gas distribution companies and power plants that have not entered into natural gas firm transportation contracts. In any such case, ENARGAS will set the priority of transportation.

Under these circumstances and our License, when ENARGAS asks us to restrict the provision of natural gas to clients who hold firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such natural gas firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS’s instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

In order to comply with this policy, since February 2008, natural gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, MPFIPyS and ENARGAS),

who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volume among the different types of consumers by interrupting the natural gas exports and the supply to certain large industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. To clarify the criteria applied to make adjustments to the daily natural gas deliveries, in October 2010, ENARGAS issued Resolution No. 1,410/2010 which establishes a procedure for the management of the dispatch of natural gas, including the ability of ENARGAS to reduce or redirect natural gas production.

At the end of May 2007, due to a rise in demand for gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011. In this action, ENARGAS ruled in our favor.

The Argentine government also expressly instructed us to redirect gas deliveries to supply power plants, residential users and vehicles in the winter of 2007. Since then, higher demand from industrial and power plant customers, from 2008 to 2010, and from all customers, since 2010, have been observed. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system during these periods, the Argentine government, through the committee referred to above, continues to impose restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us from time to time, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

During the 2011 and 2012 winters, our natural gas pipeline system met the demand for natural gas due to increased natural gas imports from Bolivia and the higher natural gas injections from the LNG re-gasification tanker located in the Port of Bahía Blanca, which is connected to our system. The injection of re-gasified natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar (which is connected to the TGN transportation system) increased from an average 381 MMcf/d in 2011 to 438 MMcf/d in 2012.

With the purpose of re-directing and allocating the supply to higher priority consumers, mainly residential, commercial and CNG stations, restrictions to gas supply to the industrial sector continued in the winter of 2012, although to a lower extent than has been observed in the past. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with us, as well as industries in different distribution areas of the country.

We do not believe that our compliance will result in legal action by any of our natural gas firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us.  See “Item 3 Key Information—Risk Factors.”

Our License. Our License authorizes us to provide the public service of natural gas transportation through the exclusive utilization of the southern natural gas transportation system. Our License does not grant us an exclusive right to transport natural gas in a specified geographical area and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN operates the northern natural gas transportation system under a license containing substantially similar terms to those described below and elsewhere herein.

Our License was granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Law provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law, related regulations and our License, the renewal could be granted by the Executive Branch. ENARGAS would have the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the

Natural Gas Law requires that a new competitive auction be held for the license, in which we would have the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Argentine government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

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

Our License establishes a system of penalties in the event of a breach of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Fines of up to Ps. 500,000 may be levied for any breaches. Revocation of our License may only be declared by the Executive Branch upon the recommendation of ENARGAS. Our License specifies several grounds for revocation, including the following:

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

Our License also prohibits us from assuming debt of, or granting credit to, CIESA, creating security interests in favor of, or granting any other benefit to, creditors of CIESA.

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

Regulation of Transportation Rates—Actual Rates. The natural gas transportation rates established under each transportation company’s license must be calculated in U.S. dollars and converted into pesos at the time of billing pursuant to the terms of such license. However, the Public Emergency Law eliminated tariff indexing covenants based on U.S. dollar exchange rate fluctuations and established a conversion rate of one peso equal to one U.S. dollar for tariffs.

The rate for natural gas firm transportation services consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. The rate for natural gas interruptible transportation service, which is expressed as a minimum (from which no discounts are permitted) and a maximum rate per 1,000 m3 of natural gas transported, is equivalent to the unit rate of the reservation charge for the firm service based on a load factor of 100%. For both firm and interruptible transportation services, customers are obligated to provide a natural gas in-kind allowance, expressed as a maximum percentage of gas received, equivalent to the gas consumed or lost in rendering the transportation service. The rates for all services reflect the rate zone(s) traversed from the point of receipt to the point of delivery.

The table below sets out our local natural gas firm and interruptible rates by pipeline and zones, in effect as of the date of this Annual Report (which have not changed since January 1, 2000):

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

Note: The gross receipts tax is not included in such transportation rates

Source: ENARGAS Resolution No. 2,496/02

In addition, we are entitled to a CAU, which was created by ENARGAS for the purpose of compensating TGN and us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006. This charge is paid by clients that required the additional transportation capacity or who financed their expansions by means of advance payments, and is set by ENARGAS. In 2012, we recognized revenues of Ps. 52.4 million as a result of the CAU. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.” The CAU charge is not applicable to the first pipeline expansion undertaken in 2005.

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

The Natural Gas Law requires that in formulating the rules that apply to the setting of future rates, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all future proper operating costs reasonably applicable to service, as well as future taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk taking into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific earnings levels in the future.

Since January 1, 2000, however, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit to determine the legality of tariff adjustments through indexes. In light of this situation, we continued recording the higher incomes derived from semi-annual PPI increases until December 31, 2001. However, since the approval of the Public Emergency Law, we deemed that tariff adjustments to reflect PPI, which was legitimate according to the regulatory framework agreed upon in the privatization, had become unlikely, as the possibility of its recovery was subject to future events beyond our control. Therefore, in 2001, we recorded a loss of Ps. 126.7 million related to the deferral of semi-annual PPI adjustments accrued during 2000 and 2001, and, since 2002, we have discontinued such accrual.

The Public Emergency Law and UNIREN. The Public Emergency Law granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2013.

In July 2003, UNIREN was created under the joint jurisdiction of the MEF and MPFIPyS. This unit, which is the successor of the former Committee for the Renegotiations of Public Services and Works Contracts, is conducting the renegotiation of contracts related to utilities and public works, and is empowered to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in our renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion, (ii) a draft agenda which was outlined in order to deal with main issues such as costs, investments programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which settled for the renegotiation of the regulatory framework.

Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed. On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for improvements in our pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan called for under the 2008 Transitional Agreement using our own funds of Ps. 92.9 million, and in September 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the 2008 Transitional Agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date. As a result of this delay, in August 2010, we requested ENARGAS authorization to issue the tariff schedule including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to SCyCG, which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and SCyCG provided the information required by the judge on October 19, 2010. On November 8, 2010 we were served notice of the judgment that upheld the acción de amparo filed by us. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against this judgment.

Moreover, on November 16, 2010, we received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the Renegotiation Process must be suspended. In response, on November 18, 2010, we requested the suspension of the acción de amparo mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless the Board of Directors, before or at the expiration of each period decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, we requested that ENARGAS and MPFIPyS join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response on this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters of the Autonomous City of Buenos Aires set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide –within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby we recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, the body to which they were referred by the Supreme Court of Justice for a prior intervention before the issuance of its ruling. As of the date of this Annual Report, said actions have not been resolved and ENARGAS has still not authorized the tariff increase called for under the 2008 Transitional Agreement.

According to the 2008 Transitional Agreement, we should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2013. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we also received an integral license renegotiation agreement proposal from UNIREN (which includes the initial 20% tariff increase). In October 2011, we received the Renegotiation Agreement. In August 2011 our Board of Directors approved the new proposal, which was signed by us in September 2011 allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement; however, as of the date of this Annual Report, the Renegotiation Agreement, including the tariff increase, is still not effective. The Renegotiation Agreement is expected to be finalized and signed by UNIREN after the approval of the relevant regulatory agencies, including, among others: Federal Energy Bureau, MPFIPyS, MEF, the Federal Congress, and the Executive Branch. In addition, in March 2013, we notified the UNIREN that the ICSID Claim against the Argentine Republic had been suspended, and formally requested an order of quick sentence. As of the date of this Annual Report, the Renegotiation Agreement, including the tariff increase, is still not effective.

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

•

obtain a new license, without payment, in the event that any bid submitted in the New Bidding exceeds the appraisal value;

•

match the best bid submitted by third parties in the New Bidding, if it would be higher than our bid mentioned above, paying the difference between both values to obtain a new license;

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

Under a transfer agreement we entered into in connection with the privatization of GdE in the 1990s (the “Transfer Agreement”), liabilities for damages caused by or arising from the GdE assets are allocated to either GdE or us depending on whether any such damage arose or arises from the operation of the assets prior to or following the commencement of our operations. Also, pursuant to the Transfer Agreement, we are responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE was responsible for five years until December 1997 for the registration of easements related to the system, which were not properly recorded, and for the payment to property owners of any royalties or fees in respect thereof. Since 1998, we have been responsible for properly recording any remaining easement agreements and for making payments of royalties or fees related to such easements. See “Item 8. Financial Information.”

Competition

Our natural gas transportation business faces only limited direct competition. Although there are no regulatory limitations on entry into the business of providing natural gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with natural gas distribution companies or end-users to transport a sufficient quantity of gas to justify the capital investment. In view of our current firm transportation contracts with our distribution company customers, and the other characteristics of the markets in which we operate, management believes that it would be very difficult for a new entrant to the natural gas transportation market to pose a significant competitive threat to us, at least in the short to intermediate term. In the longer term, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the natural gas transportation systems and the finding of significant natural gas reserves.

To a limited extent, we compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time-to-time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Pampeana, MetroGAS and BAN). We compete directly with TGN for the transportation of natural gas from the Neuquén basin to the greater Buenos Aires area.

The cost of natural gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivery cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

In addition, the Argentine government has implemented a number of projects to encourage the exploration and development of new natural gas reserves, or secure alternative supplies of natural gas, in recent years.  See “—the Argentine Natural Gas Industry.” For example, the Northeast pipeline is a project, led by the Argentine government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The Argentine government is evaluating the development, terms and conditions to carry out the expansion works. The transportation capacity of this pipeline is anticipated to be approximately 978 MMcf/d.

In 2008 and 2010, the Argentine government, through ENARSA, finalized the construction of a liquefied natural gas regasification ports in Bahía Blanca and Escobar, which, are intended to supplement the natural gas supply deficit.

In March 2010, the governments of Argentina and Bolivia signed an addendum to the agreement entered into by both countries in 2006, with the purpose of achieving a 706 MMcf/d increase in natural gas imports, which has been implemented in stages, since 2010. This agreement is expected to expire in 2026.

These large new natural gas projects could reduce future investments in the exploration of fields from which we transport natural gas and consequently could decrease the volumes transported by us as these gas fields are depleted, adversely affecting our revenues from the natural gas transportation and liquids production and commercialization business segments.

LIQUIDS PRODUCTION AND COMMERCIALIZATION

Our Liquids production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. The owners of the extracted Liquids are required to make in-kind deliveries of additional natural gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the natural gas. The results of our Liquids production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

We operate our liquids business under two different types of contractual arrangements:

•

Liquids production and commercialization for our own account: Under this type of arrangement, the Liquids products obtained at our Cerri Complex belong to us. We purchase natural gas in order to replace thermal units consumed in the liquids production process and agree with certain natural gas distributors and certain producers on the payment of richness (the quality and concentration of liquids in a given amount of natural gas) contribution incentives for natural gas with the possibility of higher liquid withdrawal. This category of our liquids business is most important in terms of revenue, percentage of transactions and profit.

•

Liquids production and commercialization on behalf of third parties: We also process natural gas and market the Liquids products in exchange for a commission based on a percentage of the sale price. In some cases we process the natural gas and deliver the Liquids products to the natural gas producers who pay us a percentage on average monthly sale price obtained from our sales in the domestic or international markets (depending on the contract).

In the local market, we sell our production of propane to marketers at prices set semi-annually by the Federal Energy Bureau. On September 19, 2008, the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the butane bottles whereby the industry players committed to a substantial reduction in the price of butane bottles from October 1, 2008 to December 1, 2009, to support low-income consumers throughout Argentine, guaranteeing the supply of the LPG at a below market, fixed price to the producers with an annual quota allocated to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price, which was authorized by the Argentine government. There have been several extensions of the agreement by means of annual amendments, the most recent of which was signed on December 28, 2012 and is still pending ratification by the Executive Branch.

We sell our LPG exports to Petrobras Global Trading BV (“Petrobras Global”), under an export agreement entered into on September 1, 2012, following a private bidding process that resulted in a significant improvement for us in terms of prices. The contract provides for sales of approximately 110,230 short tons of propane and 66,138 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract will expire on April 30, 2013. For the period September 2013 – April 2014, we will submit a new bid with customers for a new agreement to replace the existing one.

In December 2012, after a bidding process, we entered into an agreement for the sale of natural gasoline to Petroleo Brasileiro S.A. - PETROBRAS (“Petroleo Brasileiro”), which provides for sales of approximately 9,921 short tons per month at the NWE ARA price, less a fixed discount per metric ton. The agreement will run until November 30, 2013. Petrobras Global and Petroleo Brasileiro are each affiliates of the Petrobras Argentina Group, which is a 50% shareholder of CIESA, our controlling shareholder. However, each of these supply contracts is on market terms according to the analysis and conclusions of our Audit Committee.

Ethane is sold to PBB under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,376 short tons per year. The price was fixed until December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. From 2008 to 2011, prices have increased 20%, 10%, 8% and 8% over the prior year. In 2012 the price was increased approximately 9% as compared to 2011. We are currently negotiating the price for 2013 with PBB.

This business segment also comprises storage and dispatch by truck and subsequent shipment of the liquids extracted at the Cerri Complex in facilities located in Puerto Galván. LPG and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. Any ethane extracted at the Cerri Complex that cannot be sold to PBB is reinjected into the pipeline.

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19% in 2001 to 71% in 2012, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline experienced during recent years, which generated higher revenues principally from exports. If prices decrease, it could have a significant adverse effect on our future earnings from this market.

The annual sales of the Cerri Complex for 2012, 2011 and 2010 in short tons were as follows:

	2012	2011	2010
Ethane	336,764	345,270	334,455
LPG	573,633	505,901	544,856
Natural Gasoline	108,559	106,096	111,395
Total	1,018,956	957,267	990,706

Our management anticipates that new oil and natural gas developments in Argentina will provide new opportunities in the liquids production and commercialization business and lead to related increases in revenues from our natural gas transportation and Liquids production and commercialization businesses.

Regulation

Liquids production and commercialization activities are not subject to regulation by ENARGAS. However, over recent years, in order to guarantee sufficient supply of LPG for the local market at low prices, the Argentine government enacted Law No. 26,020, which is described in further detail below.

Since 2007, the Cerri Complex has experienced natural gas supply interruptions in the colder months as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the reduction in natural gas production. Natural gas supply interruptions have been decreasing as a consequence of the growing imports of natural gas, which have been injected into the pipeline system by liquefied natural gas regasification vessels. Since 2008, natural gas injections from regasification vessels provided the local market with increasing quantities of natural gas, which amounted to 63.0 Bcf, 139.2 Bcf and 160.8 Bcf in 2010, 2011 and 2012, respectively.

In November 2008, through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of the transportation and/or distribution regulated services, (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems, and (iii) the natural gas processing companies, in order to finance the import of natural gas. Certain entities, including us, were selected to receive a subsidy for the payment of the tariff charge since December 2008. However, in November 2011, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (which we refer to as the Gas Tariff Resolutions) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of our own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing. See “Item 5. – Operating and Financial Review and Prospects—Discussion of Results of Operations for the Three Years Ended December 31, 2012, 2011 and 2010.”

In order to avoid this damage, TGS appealed against the application of Executive Branch Decree and the Gas Tariff Resolutions including the Argentine National Government, ENARGAS and MPFIPyS as defendants, and has obtained a preliminary injunction against the implementation of the charge against us pending a determination on the merits of the case. See “Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information – Legal and Regulatory Proceedings.”

Furthermore, in April 2005, the Argentine government enacted Law No. 26,020 which set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Consequently, we are not able to select freely the markets to allocate LPG production and need a written authorization from the Federal Energy Bureau for each export operation. As we are effectively required to meet domestic demand before exporting significant amounts of LPG, we forego revenues from foreign markets with higher prices than those established for local consumers by the Federal Energy Bureau, in order to satisfy the minimum market demand stated by the Federal Energy Bureau.

Since 2002, LPG and natural gasoline exports have been subject to a tax on exports. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices levels, in some periods of 2012, effective tax rate was higher than 31.03%.

Competition

YPF, together with Petroleo Brasileiro and Dow Argentina S.A., created Compañía MEGA S.A. (“MEGA”), which, at the end of 2000, finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we have been able to undertake measures to substantially mitigate any negative impact of MEGA. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas (i.e., gas with lower liquids content) arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services.

To minimize the revenue impact of any project developed upstream of the Cerri Complex, since 2000, we have signed agreements with natural gas producers and distributor customers to maximize the richness  of the gas to be processed at the Cerri Complex in order to have access to the associated Liquids. Starting in 2005, we agreed with major natural gas producers who contracted with us to process their natural gas in the Cerri Complex, and we obtained the commitment of such natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements (10-year term in the case of those agreements signed in 2005 and 5-year term in those agreements entered into since 2006). From time to time  and as these contracts expire, we renew and sign new agreements with natural gas producers to replace expiring contracts. In recent years,  the terms of the new agreements have contemplated a term of expiration between 1 and 2 years. All of these recent agreements contain commitments of such gas producers not to reduce the quality of the natural gas that they sell to us.

OTHER SERVICES

Other services activities are not subject to regulation by ENARGAS.

Midstream Services

Our other services are mostly comprised of midstream activities and telecommunication services, which we provide directly and through our affiliates Gas Link S.A. (“Link”) and Emprendimientos de Gas del Sur S.A. (“EGS”). Through midstream services, we provide integral solutions related to natural gas from the wellhead up to the transportation systems. The services are comprised of gas gathering, compression and treatment, as well as construction, operation and maintenance of pipelines, which are generally rendered to natural gas and oil producers at the wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters.

In October 2012, ENARGAS issued Resolution No. 3952/12 which authorized EGS to transfer its connection pipeline and service offerings in operation to us. We are negotiating the completion of the necessary arrangements with EGS to implement the transfer mentioned above and, following the transfer, EGS will be wound up.

In respect of our construction services, in 2012 and 2011, we provided new construction services associated with an extension of inflow facilities for regasified LNG from ships at Puerto de Ingeniero White near Bahía Blanca. In 2012, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF, and Petrobras Argentina, we provided a range of technical services related to connection to the gas transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers for these services, include, among others, Aluar Aluminio Argentino SACI, ENARSA, YPF, Tecpetrol S.A., Profertil S.A. and Roch S.A. Moreover, in 2012, we began rendering vapor generation services for the generation of electricity.

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

During 2012, Telcosur implemented a number of agreements, which resulted in an increase in revenues from telecommunication system services as compared to previous year:

•

Continuing the consolidation of the business strategy in the medium and long term, Telcosur signed commercialized capacity expansions through the renegotiation of existing and new contracts (including with Pan American Energy LLC Sucursal Argentina; Level 3 Argentina S.A.; Construtora Odebrecht S.A.; and Bolland y Cía. S.A.).

•

Telcosur agreed to lease various operating sites from Telecom Argentina S.A., capitalizing the assets of Telcosur in the route Bahía Blanca - Tierra del Fuego.

•

Telcosur transferred the right of use of two “lit” fiber optic network (of a total of four which Telcosur owns in the route La Plata – Mendoza) to Silica Networks Argentina S.A.

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina.

(2) Incorporated in Uruguay.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,671 miles long, of which we own 4,744 miles. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/inch2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

Maintenance bases. Maintenance bases are located adjacent to the natural gas pipeline system in order to maintain the pipeline and related surface facilities and to handle any emergency situations which may arise. Personnel at these bases periodically examine the pipelines to verify their condition and inspect and lubricate pipeline valves. Personnel at the bases also carry out a cathodic protection system to ensure that adequate anti-corrosion systems are in place and functioning properly. They also maintain and verify the accuracy of measurement instruments to ensure that these are functioning within appropriate industry standards and in accordance with the specifications contained in our service regulations.

Compressor plants. Compressor plants along the pipelines recompress the natural gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 62 and 124 miles) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include turbine-driven compressors or motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2012, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,079	30	853/995	61	23	509,510
Neuba I/Loop Sur	732	24/30	853	15	5	61,300
Neuba II	1,064	30/36	975/995	20	6	180,700
Other (1)	869	Various	Various	6	3	7,500
Total	4,744			102	37	759,010

(1)

Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The pipeline principally serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Loop Sur. This gas pipeline was built in 1972 as an extension of Neuba I and runs parallel to a portion of the General San Martín gas pipeline. Located in the province of Buenos Aires, it transports natural gas from the Neuba I at the Cerri Complex in Bahía Blanca and terminates at the high pressure transmission ring around Buenos Aires, which we also operate. The gas delivered by this gas pipeline constitutes a portion of the natural gas supply for the greater Buenos Aires area. Loop Sur is also connected to the TGN system and allows us to deliver gas to or receive gas from TGN. Such transfers occur occasionally during periods of high demand for natural gas.

Neuba II. Our newest pipeline, Neuba II, was built in 1988 and is our second pipeline serving the Neuquén basin. Neuba II was expanded four times between 1996 and 2000, and again in 2008. Neuba II begins at Repsol YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of natural gas for the Federal District and the greater Buenos Aires area. In 2008, this pipeline was expanded as a part of the Second Expansion, resulting in the construction of 153 miles of pipeline.

Other Pipelines. We also operate the Cordillerano pipeline, built in 1984, which receives gas from the Neuquén basin and supplies it mainly to three tourist centers in southern Argentina. In addition, we operate other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa pipeline and other pipelines known as natural gas transfer pipelines.

Additional information regarding the expansion of our gas transportation system is included in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Ancillary Facilities

Cathodic Protection System

Currently, we operate more than 200 cathodic protection devices, which are located along our main pipelines. The objective of this system is to prevent the corrosion process on the pipes’ surface. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes DC rectifiers, and generators powered by thermic, turbine natural gas engines in locations where no electric lines are available. The system also includes an impressed current-deep anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

Natural gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“RTUs”) installed in the receipt and delivery points equipped with the electronic flow management (EFM) system. The information is normally collected by the Supervisory Control and Data Acquisition system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called Solicitud, Programación, Asignación y Control, which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting natural gas demand.

Natural gas Measurement

Shipped and delivered natural gas is measured through primary field facilities that are connected with RTUs. Such RTUs transmit the data to the Buenos Aires headquarters. This data is utilized to prepare reports for clients, shippers, producers and ENARGAS. Energy balances are also prepared in order to control our system efficiency.

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

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons of liquids. See “—Business Overview—Liquids Production and Commercialization” above.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 113 MMcf/d and a total compression capacity of 29,960 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2012:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	2,960
Total	113	29,960

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province which consist of: (i) a flexible and modern microwave digital network with SDH technology over more than 2,859 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West, Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South; and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the route La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 374 miles, which covers the route Puerto Madryn – Pico Truncado.

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a fiber optic network of approximately 497 miles, which covers the route Bahía Blanca – Puerto Madryn; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado – Río Gallegos.

Safety, Environment and Quality

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

We have established an environmental and industrial safety investment plan for the period of 2013-2015 with a budget of approximately US$8.8 million.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, damage to our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant a standard D&O insurance.

Item 4A. Unresolved Staff Comments

We do not have any unresolved staff comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 and the report of our registered public accounting firm included elsewhere herein. Such Financial Statements have been prepared in accordance with Argentine GAAP and the regulations of the CNV. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders’ equity as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, see Note 13 to our Financial Statements and “—Differences between Argentine GAAP and US GAAP” below. The differences involve methods of measuring the amounts shown in the consolidated Financial Statements as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

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

Critical Accounting Policies and Estimates

Except as further discussed under “Presentation of Financial and Other Information,” we prepare our Financial Statements in pesos and in accordance with Argentine GAAP and the regulations of the CNV, which differ in certain significant respects from US GAAP. For a description of the principal differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of net income and shareholders’ equity as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, see Note 13 to our Financial Statements and “—Differences between Argentine GAAP and US GAAP” below.

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

Impairment of Long-Lived Assets

We consider each of our business segments to be a single cash generating unit. Accordingly, we evaluate the carrying value of our long-lived assets on a segment-by-segment basis in December of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Under Argentine GAAP, we consider the carrying value of a long-lived asset to be impaired when the expected cash flows from such asset are separately identifiable and less than its net carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

No impairments were recognized under Argentine GAAP for the years ended December 31, 2012, 2011 and 2010.

Under US GAAP, we apply the provisions of FASB Accounting Standards Codification (“ASC”) 360-10. Under ASC 360, the carrying value of a long-lived asset is considered to be impaired when the expected undiscounted cash flows from the asset are separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the market value of the long-lived asset. If various outcomes could affect our cash flow assumptions, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome. We describe this approach in detail below.

No impairments were required to be recognized under US GAAP or ASC 360 for the years ended December 31, 2012, 2011 and 2010.

Under Argentine GAAP, a previously recognized impairment loss may only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. US GAAP prohibits the reversal of a previously recognized impairment charge.

We believe that our accounting policy relating to the impairment of long-lived assets is a “critical accounting policy” because:

•

It requires our management, in determining fair market value, to make estimates and assumptions (such as future revenues and cost of revenues) that are highly susceptible to change from period to period. Estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and are expected to continue to do so, especially due to the pending tariff renegotiation process.

•

The volatility of the Argentine economy makes the selection of an appropriate discount rate, used to discount cash flows under Argentine GAAP, a highly subjective process.

•

The impact that recognizing or reversing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material.

In order to project future cash flows for each of our business segments we have made certain projections regarding LPG prices and costs associated with our liquids production and commercialization segment (including the impact of the Gas Tariff Resolutions) and our Other Services segment, and certain assumptions and estimates in connection with the adjustments we expect to be made to our natural gas transportation tariffs in the future. We also consider the impact on future cash flow of expected capital expenditures and operating costs, including the impact of macroeconomic variables (such as the inflation rate and exchange rate) on such costs, in accordance with the budget for the upcoming fiscal year approved by the Board of Directors.

Due to the uncertainties surrounding the tariff renegotiation process, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of our natural gas transportation business segment at the end of each year. We considered two different scenarios: that we are able to reach an agreement with the Argentine government regarding a tariff increase (“Scenario 1”); and that we are unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”). For the impairment test as of December 31, 2012, we assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are themselves uncertain, we developed three different projected cash flow scenarios based on the timing, nature and modality of our tariff renegotiation process with the Argentine government—the base case, the optimistic case, and the pessimistic case—and assigned a portion of the probability of occurrence to each projected cash flow. Specific details of each cash flow scenario as of December 31, 2012 were based on: (a) the status of the negotiations with the Argentine government, (b) the status of the legal actions initiated by us in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement and upheld by the Decree No. 1,918/09, (c) our current regulatory framework, (d) recent experiences and renegotiation agreements signed by other gas and electricity utility companies and (e) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by us (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

For further information about our tariff renegotiation process, see “Item 3. Key Information —D. Risk Factors —Risks Relating to Our Business—Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues” and “Item 4 – B. Business Overview – Gas Transportation – Regulatory Framework – The Public Emergency Law and UNIREN”.

Taking into account the above mentioned assumptions and considerations, we determined that the undiscounted future cash flows substantially exceeded the net carrying value of our property, plant and equipment for our liquids production and commercialization segment, other services segment and natural gas transportation segment. Thus, we did not proceed to the second step of the ASC 360-10, and no impairment was recognized under US GAAP for the year ended December 31, 2012.

Under Argentine GAAP, we compared the net carrying amounts of our long-lived assets to the estimated discounted future cash flows expected to be generated by such assets, estimated using the probability- weighted approach described above. As the estimated discounted cash flows were higher than the carrying amount of such assets, we also determined that the assets were not impaired under Argentine GAAP.

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

Adoption of International Financial Reporting Standards (“IFRS”) Issued by the International Accounting Standard Board (“IASB”)

On December 29, 2009, CNV issued Resolution No. 562, which provides for the application of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) are required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012.

On January 24, 2012, with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, the CNV issued Resolution No. 600, which postponed the mandatory adoption of IFRS for such companies until the interim periods and fiscal year beginning January 1, 2013. Subsequently, on December 20, 2012, the CNV, through Resolution No. 613, provided the reasons that the licensee companies of public natural gas transportation and distribution companies and their controlling companies are outside the scope of  IFRIC 12 and that these companies must prepare their financial statements on the basis of IFRS as of January 1, 2013.

Accordingly, the first annual and interim financial statements to be prepared by us in accordance with IFRS will be those for the three-month period ended March 31, 2013, and for the fiscal year ending December 31, 2013, respectively.

As part of our first-time adoption of IFRS in the 2013 year, we have considered certain valuation and procedures established in IFRS 1 – First-time adoption of IFRS (“IFRS 1”) that we must follow when we adopt IFRS for the first time. In particular, we have adopted the following:

•

Transition date: we opted to consider January 1, 2012 as our transition date to measure assets and liabilities according to IFRS.

•

Deemed cost of Property, Plant and Equipment (“PP&E”): we considered the “deemed cost” as of the transition date to IFRS to be the cost of the PP&E restated according to the methodology used under Argentine GAAP as described in Note 2.c to our Financial Statements. Furthermore, we will maintain as part of the deemed cost the capitalized foreign exchange loss in the balance of PP&E in accordance with Resolutions No. 3/2002 and No. 87/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). For further information regarding the capitalized foreign exchange loss, see Note 2.j to our Financial Statements.

•

Loan Cost (Capitalized foreign exchange loss): prior to the transition date, we capitalized the foreign exchange loss arising from the devaluation of the Argentine peso under Argentine GAAP on major works where construction extended over the time. After the transition date, in accordance with IAS 23 (“Borrowing Costs”) such foreign exchange loss shall be capitalized only in the extent that it is regarded as an adjustment to interest costs.

Moreover, the IFRSs establish alternative criteria regarding measurement after recognition of assets and liabilities. The Company considered the following alternative method:

•

Measurement after recognition in components of PP&E: when adopting IFRS for the first time, an entity may choose the treatment for the measurement of PP&E components. The International Accounting Standard 16 – Property Plant and Equipment provides that an entity shall choose either the “cost model” or the “revaluation model.” We have determined to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of the assets, determined as of the transition date, as described above.

As of the date of this Annual Report, we have complied with the specific implementation plan for our transition to IFRS. The effects of adopting IFRS and reconciliation between Argentine GAAP and IFRS are set forth in Note 2.t. to our Financial Statements, which is provided for illustrative purposes only and subject to change. The amounts under IFRS will only be final when we issue our consolidated financial statements for the year ended December 31, 2013.

Differences between Argentine GAAP and US GAAP

The following is a list of the principal differences, other than with regard to inflation accounting, between Argentine GAAP and US GAAP, as they relate to us, that affect the reported amounts under Argentine GAAP of our total shareholders’ equity as of December 31, 2012 and 2011 and 2010, and net income for the years ended December 31, 2012, 2011 and 2010:

•

the accounting for income taxes;

•

the capitalization of exchange differences arising from the devaluation of the Argentine peso under Argentine GAAP, which are treated as expenses under US GAAP;

•

the capitalization of interest costs;

•

the accounting for tax credits;

•

the accounting for certain accounts receivable;

•

the revenue recognition for 2008 Transitional Agreement;

•

the impact of US GAAP adjustments on equity investees; and

•

the accounting for current investments.

Net income under Argentine GAAP for the years ended December 31, 2012, 2011 and 2010 was approximately Ps. 239.2 million, Ps. 230.7 million and Ps. 133.1 million, respectively, as compared to approximately Ps. 258.7 million, Ps. 225.0 million and Ps. 226.1 million, respectively, under US GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2012, and 2011 was Ps. 2,042.7 million, and Ps. 1,953.5 million, respectively, as compared to approximately Ps. 1,991.4 million and Ps. 1,882.6 million, respectively, under US GAAP. See Note 13 to our Financial Statements for a description of the main differences between Argentine GAAP and US GAAP as they relate to us and a reconciliation to US GAAP of shareholders’ equity at December 31, 2012 and 2011 and net income for the years ended December 31, 2012, 2011 and 2010.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine sociedad anónima and all of our operations and operating assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. In particular, these factors affect our operating costs and revenues.

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that has occurred since 2002, (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the regulated tariff for the transportation and distribution of natural gas, and (iv) generally increasing international prices of LPG and natural gasoline. For the year ended December 31, 2012, approximately 71% of our net revenues were attributable to our Liquids production and commercialization segment and approximately 23% of our net revenues attributable to our narural gas transportation segment.

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

•

Regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG) and the export tax regime (which imposes an effective price cap on our sales of LPG and natural gasoline);

•

Changes in the input costs related to the liquids production and commercialization segment, including the Gas Tariff Resolutions;

•

The availability of natural gas and its richness;

•

Fluctuation in the Argentine peso / U.S. dollar exchange rate;

•

Local inflation and its impact on costs expressed in Argentine pesos; and

•

Other changes in laws or regulations affecting our operations, including tax matters.

Discussion of Results of Operations for the Three Years Ended December 31, 2012, 2011 and 2010

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2012, 2011 and 2010, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2012 compared to year ended December 31, 2011		Year ended December 31,	Year ended December 31, 2011 compared to year ended December 31, 2010
	2012	2011	Variation	Percentage Change	2010	Variation	Percentage Change
Gas Transportation	603.4	575.6	27.8	4.8%	551.0	24.6	4.5%
Liquids production and commercialization	1,835.7	1,179.2	656.5	55.7%	1,010.4	168.8	16.7%
Other services	135.9	99.1	36.8	37.1%	91.6	7.5	8.2%
Net revenues	2,575.0	1,853.9	721.1	38.9%	1,653.0	200.9	12.2%
Operating costs	(1,128.2)	(723.3)	(404.9)	(56.0%)	(651.3)	(72.0)	(11.1%)
Depreciation and amortization	(223.6)	(213.7)	(9.9)	(4.6%)	(207.9)	(5.8)	(2.8%)
Costs of sales	(1,351.8)	(937.0)	(414.8)	(44.3%)	(859.2)	(77.8)	(9.1%)
Gross profit	1,223.2	916.9	306.3	33.4%	793.8	123.1	15.5%
Administrative and selling expenses	(517.5)	(364.4)	(153.1)	(42.0%)	(308.3)	(56.1)	(18.2%)
Other operating expenses	-	-	-	-	(122.1)	122.1	100.0%
Operating income	705.7	552.5	153.2	27.7%	363.4	189.1	52.0%
Other expenses, net	(11.2)	(5.7)	(5.5)	96.5%	-	(5.7)	NA
Gain / (loss) on related companies	0.1	1.5	(1.4)	93.3%	1.2	0.3	25.0%
Net financial expense	(325.1)	(188.8)	(136.3)	(72.2%)	(163.2)	(25.6)	(15.7%)
Income tax expense	(130.3)	(128.8)	(1.5)	(1.16%)	(68.3)	(60.5)	(88.6%)
Net income	239.2	230.7	8.5	3.7%	133.1	97.6	73.3%

Year 2012 Compared to Year 2011

Net Revenues

Regulated Natural Gas Transportation Segment. Natural gas transportation service is our main business activity measured by the invested capital and the resources involved in its operation; however, as a percentage of our total net revenue, it is not as significant as our liquids production and commercialization business because of the pesification of regulated tariffs at an exchange rate of US$1.00 = Ps. 1.00, implemented by the Public Emergency Law in 2002, and continuing uncertainty regarding tariff increases. The natural gas transportation segment represented approximately 23% and 31% of total net revenues earned during the years ended December 31, 2012 and 2011, respectively. A substantial portion of our natural gas transportation service revenues are derived from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. We also provide interruptible transportation services subject to available pipeline capacity. Revenues under both firm contracts and interruptible contracts are subject to regulated tariffs, as set by ENARGAS. If no tariff increase is approved, the absence of tariff increases in future years will continue to cause a decrease in the percentage that the natural gas transportation segment revenues represents of our future total net revenues.

Natural gas transportation revenues for the year ended December 31, 2012 increased by Ps. 27.8 million compared to the year ended December 31, 2011. This increase in gas transportation revenues was primarily attributable to increased revenues generated by the CAU (resulting in increased revenues of Ps. 10.4 million), relating to our operation and maintenance of new assets, associated with pipeline expansions by the Gas Trusts, that began operations at the end of 2011, (ii) increased volumes of natural gas transported under firm transportation contracts of Ps. 11 millon, which include a new natural gas firm transportation contract, effective as of June 2012 (that resulted in increased revenues of Ps. 6.1 million) and (iii) increased volumes of natural gas transported associated with our natural gas interruptible transportation services (resulting in increased revenues of Ps. 4.4 million).

The CAU is a charge created by ENARGAS to compensate us for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts. The CAU is less than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of these assets. As a result, changes in the CAU during the year ended December 31, 2012 were primarily attributable to an increased asset base over which the CAU was collected, as additional expansion pipeline became operational at the end of 2011. Revenues relating to the CAU amounted to Ps. 52.4 millon, and Ps. 42.0 million for the years ended December 31, 2012 and 2011, respectively. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Revenues related to natural gas firm transportation contracts amounted to Ps. 494.7 million and Ps. 483.7 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 35.1 million and Ps. 30.7 million for the years ended December 31, 2012 and 2011, respectively.

Through Executive Branch Decree No. 1,918/09, the Argentine government ratified the 2008 Transitional Agreement signed by us and UNIREN, which provides for a tariff increase effective as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the tariff with retroactive effect. The 2008 Transitional Agreement will be in force until the effective date of the License Renegotiation Agreement to be signed with the Argentine government. In 2011 and 2012 we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. As of the date of this Annual Report said actions have not been resolved and ENARGAS has yet not authorized the tariff increase. For further information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business—  Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues” And “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Adjustment of Rates.”

Liquids Production and Commercialization Segment. Unlike the natural gas transportation segment, revenues of the Liquids production and commercialization segment are not subject to full regulation by ENARGAS and the Energy secretary. However, in recent years, the Argentine government has enacted a number of laws and regulations that have limited our ability to realize commercialize at the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the Cerri Complex. See “Item 4.B—Business Overview—Liquids Production and Commercialization—Regulation” for more information.

The Liquids production and commercialization segment represented approximately 71% and 64% of our total net revenues during the years ended December 31, 2012 and 2011, respectively. Production and commercialization of Liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of TGS’s main pipelines. At the Cerri Complex, we recover ethane, propane, butane and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

Liquids production and commercialization revenues increased by Ps. 656.5 million in the year ended December 31, 2012 in comparison with the year ended December 31, 2011. This increase was mainly due to: (i) an increase in the volume of LPG exported, generating a Ps. 190.5 million increase in net revenues, (ii) a higher volume of Liquids sold for our own account, resulting in a Ps. 176.7 million increase in net revenues, as we collect higher revenues on sales of liquids for our own accounts than volumes sold for our clients (principally natural gas producers), (iii) the Argentine peso devaluation, which increased net revenues from Liquids by Ps. 111.5 million, (iv) an increase in ethane prices, including by more than 30% in the first quarter of 2012, which reflected the pass-through effect of the production cost increase in relation to the gas processing tariff charge, as described below, and resulted in increased revenues of Ps. 85.6 million and (v) an increase of Ps. 48.3 million in propane, butane and natural gasoline prices.

All ethane produced by our Liquids segment in the year ended December 31, 2012 was sold locally under a long-term contract with PBB. In 2012, we sold approximately 55% of our production of LPG in the local market to LPG marketers (61% in 2011), with the remainder exported to Petredec (from January to September 2012) and to Petrobras Global, a related party (from September to December 2012). In addition, all natural gasoline produced during the 2012 year was exported to Petroleo Brasileiro, also a related party, under a contract that was renewed in December 2012 and will expire in November 2013. For more information about these contracts, see “Item 4.B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2012 and 2011 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2012 compared to year ended December 31, 2011
	(volumes in short tons)		(volumes in short tons)
	2012	2011	Increase / (Decrease)	Percentage Change
Local Market
Ethane	336,764	345,270	(8,506)	(2.5%)
LPG	317,716	309,698	8,018	2.6%
Natural Gasoline	-	-	-	-
Subtotal	654,480	654,968	(488)	(0.1%)

Exports
LPG	255,917	196,203	59,714	30.4%
Natural Gasoline	108,559	106,096	2,463	2.3%
Subtotal	364,476	302,299	62,177	20.6%
Total Liquids	1,018,956	957,267	61,689	6.4%

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for liquids on the international markets. See “Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information—Exports.” Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices levels, in some periods of 2012, effective tax rate was higher than 31.03%.

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

In the year ended December 31, 2012, revenues from other services increased by Ps. 36.8 million as compared to the year ended December 31, 2011, primarily attributable to higher revenues of Ps. 24.7 million generated by construction services rendered in connection with expansion works in the natural gas transportation pipeline system carried out by the Gas Trusts.

Costs of Sales

Costs of sales for the year ended December 31, 2012 increased by Ps. 414.8 million, from Ps. 937.0 million to Ps. 1,351.8 million, as compared to the year ended December 31, 2011. This increase was mainly due to (i) a Ps. 135.1 million increase in variable production costs of liquids resulting from the rise in the gas processing tariff charge created through Presidential Decree No. 2,067/08, (ii) an increase in the natural gas price, which generated higher costs totaling Ps. 107.0 million, (iii) an increase in the volume of natural gas processed for our own account, resulting in higher costs totaling Ps. 55.5 million, which is partly due to lower natural gas processing from our clients and (iv) Ps. 41.2 million in labor costs.

Cost of sales for the years ended on December 31, 2012 and 2011 represented 52% and 51%, respectively, of net revenues reported in these years.

As described in “Item 4.— B. Business Overview—Liquids Production and Commercialization--Regulation”, in 2008, the Executive Branch created the gas tariff charge under Presidential Decree No. 2,067/08.  The gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing during the year ended December 31, 2012. We are currently disputing the increased gas tariff charge, and the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, has issued a preliminary injunction in July 2012, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the gas processing tariff charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of Resolution 1,982/11, pending resolution of the dispute. See “Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information – Tax Claims.”

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. In the event this injunction had not been obtained, we estimate that the impact of the Gas Tariff Resolutions, taking into account the possibility of carry forward the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 56.3 million.

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2012, increased by approximately Ps. 153.1 million, or approximately 42%, as compared to the year ended December 31, 2011. This increase was the result of a Ps. 137.8 million increase in export taxes.

Administrative and selling expenses for the years ended on December 31, 2012 and 2011 represented 20% of net revenues reported in both of these years.

Other Expenses, Net

The details of other expenses, net for the years ended December 31, 2012 and 2011, are as follows:

	Years ended December 31,
	2012	2011
	(in millions of pesos)
Increase in allowances and provisions	(13.4)	(24.9)
Revenues from liquids contract termination agreement	-	16.0
Others	2.2	3.2
Total	(11.2)	(5.7)

Gain on Related Companies

In the year ended December 31, 2012, we recorded a gain on related companies of Ps. 0.1 million, compared to the gain of Ps. 1.5 million recorded in the year ended December 31, 2011. The lower gain on related companies was due principally to lower earnings on our investments in TGU and EGS during the 2012 year.

Net Financial Expense

Net financial expense for the years ended December 31, 2012 and 2011 is as follows:

	Years ended December 31,
	2012	2011
Generated by assets	(In millions of pesos)
Interest income	35.6	34.2
Foreign exchange gain	70.1	58.9
Total	105.7	93.1
Generated by liabilities
Interest expense	(177.1)	(144.5)
Foreign exchange loss	(229.0)	(117.3)
Other financial charges	(24.7)	(20.1)
Total	(430.8)	(281.9)
Total net financial expense	(325.1)	(188.8)

This increase is mainly related to the Ps. 100.5 million increase in the foreign exchange loss generated on our U.S. dollar denominated debt by a higher devaluation of the local currency in the year ended December 2012, in comparison with 2011.

We are currently involved in a dispute with the CNV regarding the income tax withholding treatment of the Restructured Notes (defined below), all of which have since been repurchased or cancelled. If the CNV’s interpretation were upheld, we could be exposed to a contingency (in an uncertain amount between US$1 million and US$4 million). We believe that we have sufficient legal grounds to defend our position that no withholding tax was required, and accordingly, we have not recorded any provision in respect of this proceeding. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

Year 2011 Compared to Year 2010

Net Revenues

Regulated Natural Gas Transportation Segment. The natural gas transportation segment represented approximately 31% and 33% of total net revenues earned during the years ended December 31, 2011 and 2010, respectively. Gas transportation revenues for the year ended December 31, 2011 increased by Ps. 24.6 million compared to 2010, primarily due to revenues generated by the CAU received for the operation and maintenance of new gas transportation assets owned by the Gas Trust that commenced operations in 2010 and 2011. Our revenues from the CAU were Ps. 42.0 million and Ps. 26.2 million for the years ended December 31, 2011 and 2010, respectively.

Revenues related to natural gas firm transportation contracts amounted to Ps. 483.7 million and Ps. 486.8 million, and revenues related to natural gas interruptible transportation service amount to Ps. 30.7 million and Ps. 29.5 million for the years ended December 31, 2011 and 2010, respectively.

Liquids Production and Commercialization Segment. Net revenues from the production and commercialization of Liquids segment represented approximately 64% and 61% of our total net revenues during the years ended December 31, 2011 and 2010, respectively.

Revenue from the Liquids production and commercialization segment increased by Ps. 168.8 million in the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase is mainly due to (i) higher exports generating an increase in revenues of Ps. 136.5 million, which were driven by an increase of between 15% and 24% in average international prices, (ii) Ps. 37.2 million generated by higher ethane price, as established by the annual adjustment in price under our contract with PBB and due to a variation in natural gas cost, and (iii) Ps. 29.6 million generated by better price adjustments in the new LPG export agreement with Petredec Limited. The positive impact of these price increases was offset in part by a reduction in volumes (7% for LPG, and 4% for natural gasoline) amounted to Ps. 61.5 million.

All ethane produced by our Liquids segment in the year ended December 31, 2011 was sold locally under a long-term contract with PBB. In 2011, we sold approximately 61% of our production of LPG in the local market to LPG marketers (59% in 2010) with the remainder exported to Petredec Limited. In addition, all natural gasoline produced during the 2011 year was exported to Petrobras International Finance Company and Trafigura Beheer B.V. Amsterdam (from January to July 2011) and to Petroleo Brasileiro (from July to December 2011) at international market prices.

The total annual sales for the Cerri Complex for 2011 and 2010 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2011 compared to year ended December 31, 2010
	(volumes in short tons)		(volumes in short tons)
	2011	2010	Increase / (Decrease)	Percentage Change
Local Market
Ethane	345,270	334,455	10,815	3.2%
LPG	309,698	324,020	(14,322)	(4.4%)
Natural Gasoline	-	440	(440)	100.0%
Subtotal	654,968	658,915	(3,947)	(0.6%)

Exports
LPG	196,203	220,836	(24,633)	(11.2%)
Natural Gasoline	106,096	110,955	(4,859)	(4.4%)
Subtotal	302,299	331,791	(29,492)	(8.9%)
Total Liquids	957,267	990,706	(33,439)	(3.4%)

Other Services. In the year ended December 31, 2011, revenues from other services increased by Ps. 7.5 million in comparison with the year ended December 31, 2010. This increase was mainly due to higher revenues generated by management construction services rendered in connection with pipeline expansion works carried out by the Gas Trusts, as well as revenues generated by works with YPF associated with liquefied natural gas regasifiying to increase its supply capacity.

Costs of Sales

Costs of sales for the year ended December 31, 2011, rose by Ps. 77.8 million, or approximately 9.1%, compared to the year ended December 31, 2010. This increase was mostly attributable to increases in operating costs, including: (i) a Ps. 48.3 million increase in labor costs; (ii) a Ps. 13.8 million rise in the Technical Assistance Service Agreement fee; and (iii) a Ps. 11.8 million increase in construction costs.

Cost of sales for the years ended on December 31, 2011 and 2010 represented 51% and 52%, respectively, of net revenues reported in these years.

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2011, increased by approximately Ps. 56.1 million, or approximately 18.2%, as compared to the year ended December 31, 2010. This increase was principally the result of a Ps. 63.7 million increase in export taxes offset to a limited extent by reductions in other areas.

Administrative and selling expenses for the years ended on December 31, 2011 and 2010 represented 20% and 19%, respectively, of net revenues reported in these years.

Other Operating Expenses

The other operating expenses of Ps. 122.1 million reported in 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase that was granted by the Argentine government through Executive Branch Decree No. 1,918/2009, and was retroactive to September 1, 2008, as a result of the continued delay in implementation of the tariff increase pursuant to the aforementioned decree. See Note 7(a) to our Financial Statements.

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

B. Liquidity and Capital Resources

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve our objectives. Along these lines, and as a guiding principle, financial solvency is our main objective. In our opinion, our working capital is sufficient to meet our present operating costs and capital expenditures.

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

In December 2004, we restructured for the first time substantially all of our debt obligations by means of an exchange offer for new notes (the “Restructured Notes”), which was accepted by creditors holding 99.76% of the principal amount of the debt that we sought to restructure. Taking into account the governing law of the unrestructured amount, in July 2012 our Board of Directors has deemed claims of creditors barred pursuant the statute of limitations.

Beginning in April 2007, we began a series of steps to refinance the Restructured Notes and the amended and restated loan agreements with Inter-American Development Bank (the “Amended Loans”). These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the “Tender Offer”), which was completed in May 2007 and accepted by 78.4% of the noteholders; a new notes offering (described below); an optional prepayment of amounts outstanding under the Amended Loans; and the redemption of all of the Restructured Notes remaining after the completion of the Tender Offer. Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$500 million (the “New Notes”) pursuant to our Medium Term Note Program (the “Program”), which provides for the issuance of up to a maximum principal amount of US$650 million in notes. The interest rate for the New Notes is fixed at 7.875%, and the maturity date is May 14, 2017. The principal amount will be amortized in four equal payments, which will mature on May 14, 2014, 2015, 2016 and 2017.

Between August 2008 and August 2010, we cancelled New Notes with a nominal value of US$125,976,000, which were purchased by us on market, at prices lower than their nominal value. These purchases and cancellations helped us to reduce our finance costs during 2010, 2011 and 2012. As of the date of this Annual Report, our total indebtedness under the New Notes amounted to US$374,024,000 and thus, the amortization payments are expected to amount to US$93,506,000 payable in each of 2014, 2015, 2016 and 2017, respectively. See “Item 10.  Additional Information – C. Material Contracts – New Debt Obligations.” In order to finance short term amortization payments due in 2014 and later we may  be required to incur new indebtedness or refinance our existing debt. In light of the current financial crisis and the macroeconomic environment, our ability to finance these payments could be limited.

In 2010, 2011 and 2012 increased prices and volumes in our Liquids production and commercialization segment have compensated for the increases in our operational costs and the decrease in the revenues from natural gas transportation and other business segments. However, a potential future devaluation of the peso, additional capital expenditures required by the Argentine government or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

The statements of cash flows presented in the Financial Statements are prepared based on Argentine GAAP amounts. Under Argentine GAAP, we consider all short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less to be cash equivalents. Under Argentine GAAP, mutual funds are considered to be cash equivalents since original maturity is determined by reference to the frequency with which liquidity is available according to current Argentine GAAP guidance and practice. However, under FASB ASC 230, Statement of Cash Flow, the original maturity is determined by reference to the stated term of the security or the timeframe for exercising any put features to the issuer, not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party or otherwise. As a result, differences exist between the total amount of the increase or decrease in cash and cash equivalents reported in our Financial Statements under Argentine GAAP and the same totals that would be reported in a statement of cash flows prepared in accordance with US GAAP. In addition, differences exist between cash flows from operating, investing and financing activities reported in our Financial Statements under Argentine GAAP and the cash flows from operating, investing and financing activities that would be reported under FASB ASC 230. For a description of the total amounts of cash and cash equivalents and other differences under US GAAP see Note 13 to our Financial Statements.

Our primary sources and uses of cash during the years ended December 31, 2012, 2011 and 2010 are shown in the table below:

	For the year ended December 31,
	2012	2011	2010
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	346.6	1,089.5	1,025.2
Cash flows provided by operating activities	535.1	440.4	320.5
Cash flows used in investing activities	(215.4)	(277.4)	(142.8)
Cash flows provided by / (used in) financing activities	26.7	(905.9)	(113.3)
Net increase / (decrease) in cash and cash equivalents	346.4	(742.9)	64.3
Cash and cash equivalents at the end of the year	693.0	346.6	1,089.5

Cash Flows Provided by Operating Activities

Cash flows from operating activities in the year ended December 31, 2012, amounted to Ps. 535.1 million, which increased more than 20% compared to cash flow from operating activities generated in 2011. This increase was primarily attributable to the higher cash flow generated by the Liquids production and commercialization business for Ps. 212 million , which was partially offset by the decline in cash flow generated by the natural gas transportation business for Ps. 104 million.

Cash flows from operating activities in 2011, amounted to Ps. 440.4 million, which increased 37% compared to cash flow from operating activities generated in 2010. This increase is mainly explained by additional Ps. 90.2 million in cash flow generated by the liquids production and commercialization business.

Cash Flows Used in Investing Activities

Cash flows used for investing activities decreased by Ps. 62.0 million in the year ended December 31, 2012. Although capital expenditures rose by 28% in 2012, amounting to Ps. 215.4 million, net cash flows for the year ended were lower as compared to 2011, as a result of the loan to Pampa in 2011, as described below.

Cash flows used in investing activities in 2011 increased by 94% or Ps. 134.6 million, mainly due to a loan to Pampa of US$26 million, Ps. 109.4 million. This loan was extended on October 6, 2012 for another one-year term, at Pampa’s election.

Cash Flows Provided by / (Used In) Financing Activities

Cash flows provided by finance activities were Ps. 26.7 million in the year ended December 31, 2012, as compared to cash flows used in finance activities of Ps. (905.9) million in 2011. The positive variation of Ps. 932.6 million resulted from the significant dividend paid in June 2011, offset to a limited extend by the receipt in 2012 of proceeds from the loan from Santander Río Bank S.A. described below. See “—Description of Indebtedness.” No dividends were paid in 2012.

Cash flows used to finance activities increased by Ps. 792.6 million, mainly as the result of the significantly higher dividend paid in June 2011, which amounted to Ps. 976.0 million as compared to the Ps. 30.3 million dividend paid in the second quarter of 2010.

Description of Indebtedness

As described above, in June 2007 we issued New Notes. We are subject to several restrictive covenants under the New Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Because our New Notes amortize beginning on May 14, 2014, we will have annual obligations from 2014 to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—New Debt Obligations” for a detailed discussion of the terms of our New Notes, including the interest rates and material covenants applicable to such indebtedness.

On August 24, 2012, we signed a Ps. 20,000,000 loan with Santander Río Bank (the “Santander Loan”), which bears interest at fixed rate of 15.01% per annum, payable monthly. The Santander Loan amortizes principal in nine quarterly and equal installments of Ps. 2,222,000, beginning on August 26, 2013.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2013-2015 period, in millions of U.S. dollars, are set forth in the following table:

	2013	2014	2015	Total
Gas transportation
Reliability and others	24.9	20.2	16.8	61.9
Expansions	-	-	-	-
Operational efficiencies	-	-	-	-
Total	24.9	20.2	16.8	61.9
Liquids production and commercialization
Expansions	-	-	-	-
Operational efficiencies	4.0	-	-	4.0
Reliability and others	10.8	7.7	3.2	21.7
Total	14.8	7.7	3.2	25.7
Other services	0.6	0.5	0.5	1.6
Total Capital Expenditures	40.3	28.4	20.5	89.2

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because all of our debt obligations are denominated in U.S. dollars and more than Ps. 784 million of our annual revenues are peso-denominated. Contributing to this exposure are the measures taken by the Argentine government since the repeal of the Convertibility Law and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our liquids production and commercialization segment, approximately 90% of which are denominated in U.S. dollars. See “Item 3-Key Information Exchange Rates Information.”

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits.

Our financial debt obligations denominated in foreign currency as of December 31, 2012, amounted to US$377.7 million (Ps. 1,856.0 million). As of December 31, 2012, we also had the equivalent of US$10.2 million (Ps. 50.0 million) of trade and other payables denominated in U.S. dollars. Finally, US$100.2 million

(Ps. 488.3 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$287.7 million as of December 31, 2012.

We estimate, based on composition of our balance sheet as of December 31, 2012, that every Argentine peso exchange rate variation of 10% against the U.S. dollar, plus or minus, would result in a variation of Ps. 138.6 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt. As of December 31, 2012, we did not have any outstanding derivative financial instruments.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our all of debt obligations are fixed.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “A. Operating Results—Discussion of Results of Operations for the Three Years ended December 31, 2012, 2011 and 2010” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and regulatory Proceedings.”

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

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2012:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)	1,876.1	22.6	1,394.0	459.5	-
Purchase Obligations (2)	294.2	294.2	-	-	-
Other Long-Term Liabilities(3)	77.5	43.2	34.0	-	-
Total	2,247.8	360.0	1,428.0	459.5	-

(1)

Refers to amortization and interest payments on the New Notes and Santander Loan.

(2)

Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.

(3)

Refers to the technical assistance service agreement to be paid to Petrobras Argentina Group pursuant to Section 2.5 of the Technical Assistance Service Agreement. For more information see, “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement.”

Approximately 95% of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1.00 = Ps. 4.918 as of December 31, 2012. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

The current Board of Directors was elected by our shareholders at the General Annual Shareholders’ Meeting held on April 29, 2011, for a three-year term.

The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

As we mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the AFJPs transferred their outstanding share capital of TGS (which represents more than 20% of our common stock) to the ANSES. At our General Annual Shareholders’ Meeting held on April 29, 2011, the ANSES appointed Miguel Eduardo Mirmi and María Belén Franchini as independent directors and Ernesto Guillermo Leguizamón and Santiago Alejandro Maggiotti as independent alternate directors.

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

A director who participates in the adoption of a resolution or who advises on or recognizes such resolution, will be exempted from liability if he leaves written evidence of his objection and notifies the Supervisory Committee before his liability is reported to the board of directors, Supervisory Committee, a shareholders’ meeting, or competent authority or before judicial action is exercised. Shareholder approval of a director’s performance terminates any liability of a director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

Causes of action against directors may be initiated by us upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may initiate the action on behalf of and for our account.

At the General Annual Shareholders’ Meeting held on March 6, 1996, our shareholders approved the acquisition of civil liability insurance coverage for directors, syndics and officers. Such coverage is common practice among public companies who seek protection against shareholders’ and other parties’ claims.

Four of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and Resolution No. 368 of the CNV. Three of them are also members of our Audit Committee (the “Audit Committee”). The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

•

is also a member of the administrative body or dependent on shareholders who hold “significant shareholding” of the issuer, or any corporation in which those shareholders hold directly or indirectly “significant shareholding,”

•

is engaged or was engaged during the last three (3) years to the issuer under a contract of employment,

•

provides, or belongs to a professional corporation or association, which renders professional services to or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer, or those shareholders that have any direct or indirect “significant shareholding” in TGS or from corporations in which shareholders also have any direct or indirect “significant shareholding,”

•

directly or indirectly holds “significant shareholding” in the issuer or any corporation, which holds “significant shareholding” in the latter,

•

directly or indirectly sells or provides goods or services to the issuer or its shareholders, who hold direct or indirect “significant shareholding,” for an amount substantially higher than the compensation received for their position as members of the administration body, or

•

is a husband or wife, close relative up to fourth degree of kinship or second degree of relationship that, in case of being a member of the administration body, would not be independent as set forth in the CNV regulations.

In all cases, “significant shareholding” refers to those shareholders holding at least thirty-five per cent (35%) of TGS’s common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to management and administration of any such companies, or its controlling entity.

The following table sets out the membership of our Board of Directors as approved at our General Annual Shareholders’ Meeting held on April 29, 2011, their respective positions on the Board and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in Other Company
Ricardo Isidro Monge	2010	2014	Chairman	Adviser to the Executive Director at Petrobras Argentina
Gustavo Mariani	2011	2014	Director	Vice Chairman and Chief Business Development Manager at Pampa
Rigoberto Mejía Aravena	2006	2014	Director	Manager of the Division of Integration and Participations at Petrobras Argentina
Héctor Daniel Casal	2009	2014	Director	Legal Vice President at Petrobras Argentina
Sonia Fabiana Salvatierra	2009	2014	Director	Member of the law firm Salvatierra & Asociados Abogados
María Belén Franchini	2011	2014	Independent Director	Legal and Technical Secretary of the ANSES
Diego Alberto Güerri	2006	2014	Independent Director	Member of the law firm Güerri & Asociados
Carlos Alberto Olivieri	2010	2014	Independent Director	Independent Consultant
Miguel Eduardo Mirmi	2009	2014	Independent Director	Member of the law firm Caimi, Maciel, Mirmi & Monzon law firm
Jorge Raúl Subijana	2010	2014	Alternate Director	Finance Manager
Marcos Marcelo Mindlin	2011	2014	Alternate Director	Chairman at Pampa
Allan Blumenthal	2011	2014	Alternate Director	Natural Gas Business at Petrobras Argentina
Diego Saralegui (1)	2011	2014	Alternate Director	Government Relations Manager at Petrobras Argentina
Mariano Osvaldo Ferrero	2011	2014	Alternate Director	Legal Consultant
Santiago Alejandro Maggiotti	2011	2014	Independent Alternate Director	Credit Risk Manager of the FGS at ANSES
Alejandro Candioti	2011	2014	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2014	Independent Alternate Director	Chairman of GPR Economía S.A.
Ernesto Guillermo Leguizamón	2009	2014	Independent Alternate Director	Member of the law firm Leguizamón, Alonso & Asoc.

(1) Mr. Diego Saralegui submitted his resignation effective March 18, 2013.

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

Gustavo Mariani has a Master in Finance from the CEMA University, a degree in Economics from the University of Belgrano, and is a Chartered Financial Analyst (CFA) since 1998. He is a partner and managing director of Grupo Dolphin S.A. In 2005, he became Director in Pampa where he serves as Chief Business Development Manager. He also serves as Director on the Boards of Edenor S.A., Transba S.A., CIESA, Central Termica Güemes S.A., Central Termica Loma La Lata S.A., Central Termica Piedra Buena S.A. and he is Chairman of Hidroeléctrica Los Nihuiles S.A. and Hidroeléctrica Diamante S.A. Prior to 2005 Mr. Mariani served as Chief Financial Officer (“CFO”) of Grupo IRSA/Cresud/Alto Palermo. He was born on September 9, 1970.

Rigoberto Mejía Aravena has a Master’s Degree in Engineering Sciences with mention in Industrial Engineering and also an Electrical Civil Engineering degree, both obtained at the University of Chile. He also obtained a Master’s Degree in Business Administration from the Instituto de Altos Estudios Empresariales of the Universidad Austral. Before joining Petrobras Argentina in 1996, he worked for Central Puerto S.A. and Gener Argentina S.A. He currently works as Manager of Participations at Petrobras Argentina. He is also a member of the boards of directors of the following companies: Distrilec Inversora S.A., Edesur S.A., MEGA, CIESA, Telcosur, EGS, TGU, Enecor S.A., Petrobras Electricidad de Argentina S.A., Urugua-í S.A., Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A. and Petrobras Finance Bermuda Ltd. He is currently Manager of Management Control of Business and Participations at Petrobras Argentina. He was born on November 7, 1963.

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

María Belén Franchini received a Law degree from the Universidad de Buenos Aires and a Postgraduate Diploma from the Universidad Autónoma de Barcelona (Spain) in 2002. At present, she acts as Legal and Technical Secretary of the ANSES. Between 2002 and 2008, she acted as Legal and Technical Advisor and subsequently as Chief of Administrative Department of the Senate Constitutional Affairs Commission and as Legal and Technical Advisor to the National Senator during that period, Cristina Fernández de Kirchner. Between February 2008 and June 2009 she acted as Cabinet Advisor of the Sindicatura General de la Nación and was appointed as Síndico General Adjunta (Deputy General Syndic) of that entity from July 2009 to January 2011. She was appointed as an alternate director of Banco Macro S.A. in 2012. She was born on December 30, 1975.

Diego Alberto Güerri received a Law degree from the Universidad de Buenos Aires. He also obtained a Master’s Degree in Business Administration from IAE Business School, Universidad Austral. Between October 2002 and 2005 he acted as liquidator of Quilseg S.A., Quilburs S.A., Capi S.A., Cirqui S.A., Dispel S.A. and Faique S.A. He was partner of Zarantonello & Güerri law firm between 1999 and 2007. Since 2007, he has been partner of the law firm Güerri. He was born on January 8, 1969.

Carlos Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA). At present, Mr. Olivieri is director at Austral University and professor of Finance of Di Tella University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF S.A. as CFO for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires, Universidad del Salvador and Michigan Universities. Currently, Mr. Olivieri is also member of the board of directors of Crown Point Ltd. (Canada) and International Advice. He was born on May 14, 1950.

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

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Javier Gremes Cordero	2012	CEO
Gonzalo Castro Olivera	2007	CFO
Benjamín Guzmán	2010	Operations Vice President
Daniel Perrone	1999	Institutional Affairs Vice President
Nicolás M. Mordeglia	2010	Legal and Regulatory Affairs Vice President
Carlos H. Sidero	2013	Human Resources Vice President
Alejandro Basso	1998	Management Control and Corporate Regulations Vice President
Oscar Sardi	2005	Services Vice President
Javier Sato	2010	Business Vice President

There is no expiration term defined for the executive officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Javier Gremes Cordero received a Public Accounting degree from the Universidad Católica Argentina, a Master’s in Science from the Université de Management, Switzerland and a MBA from the Universidad Francisco de Vitoria, Spain. He worked for Perez Companc from January 1993 to September 2002. Between October 2002 and February 2006 he worked for Petrobras Argentina in the Financial Department of the E&P business unit. Between March 2006 and February 2009 he served as CFO and from March 2009 to November 2012 as CEO of Petrobras Ecuador. He became our CEO in November 2012. He was born on January 11, 1962.

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

Benjamín Guzmán received an Electromechanical Engineering degree and a Bachelor in Chemistry Degree from the Universidad de Buenos Aires. He obtained a Master in Business Administration from IDEA and a Master in Regulations of Gas and Electricity Industries from CEARE. Between January 1997 and October 2010 he held different managerial positions in Petrobras Argentina. He has served as our Operations Vice President since November 2010. He was born on September 25, 1956.

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

Nicolás M. Mordeglia received a Law degree from the Universidad de Buenos Aires in 1988 and a Master’s degree in Business Law and an Executive Business Program from Universidad Austral in 1994. During 2002 he attended an Executive Management Business Program at IAE. He worked for the Legal Affairs Department of Sade S.A.C.C.I.F.I.M. (f/k/a SADE Ingeniería y Construcciones S.A.) from 1990 to 1992, and for the Legal Affairs Department of Compañía Naviera Perez Companc S.A.C.F.I.M.F.A. from 1993 to 1995. He worked for the Legal Affairs Department of Minera Mincorp S.A. (f/k/a Cerro Vanguardia S.A.) from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina (f/k/a Pecom Energía S.A.) and has been appointed to several boards of directors and Supervisory Committees in corporations in Argentina and abroad where Petrobras Argentina has interest including TGS and CIESA. Since August 2010, he has served as our Legal Affairs Vice President and, since April 2011, he has been responsible also for regulatory matters. He was born on August 17, 1965.

Carlos H. Sidero graduated from the National University of Buenos Aires as a Certified Public Accountant. He worked with Isaura S.A. from 1981 through 1994 . From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina S.A. He joined TGS in March 2013 as Vice President Human Resources. He was born on February 16, 1956.

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Regulations Vice President. He also acts as Vice Chairman of TGU and president of the board of directors of EGS and Telcosur. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for Gas del Estado between 1983 and 1992 and from that year he has held different positions in our operations area. In April 2005 he was designated Service Vice President. He also acts as alternate director of Link and Telcosur and as President of Telcosur. He was born on September 1, 1955.

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

B.

Compensation

The remuneration paid by us during the year 2012 in favor of our members of the Board of Directors and executive officers amounted to Ps. 1.7 million and Ps. 13.9 million, respectively.

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

Audit Committee

According to Law No. 26,831 (the “Capital Market Law”) issued by the Argentine Federal Congress, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” On May 26, 2003, our Board of Directors approved the form of rules of procedure (the “Rules of Procedure”) for the Audit Committee in order to comply with these provisions. On February 28, 2012 our Board of Directors approved an amendment to the Rules of Procedure for the Audit Committee. The amendment was made to reflect changes to the applicable law and regulations since 2003.

Also in compliance with the above resolutions, at the Ordinary and Extraordinary Shareholders’ Meeting of April 2, 2004 the shareholders approved the amendment of the By-laws in order to incorporate a section relating to the structure and operation of the Audit Committee.

The Audit Committee operates under its Rules of Procedure, which require that the three members that form it must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the General Annual Shareholders´ Meeting held on April 29, 2011, Diego Alberto Güerri, Carlos Alberto Olivieri and Miguel Eduardo Mirmi were designated as independent members of the Board of Directors and were appointed to the Audit Committee and Alejandro Candioti, Diego Petrecolla and Ernesto Guillermo Leguizamón were appointed as their alternates, respectively.

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

•

verify compliance with the Code of Conduct (as defined below);

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

Also, regarding the internal and external auditors, the Audit Committee must:

•

review their plans; and

•

evaluate their performance, and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee must:

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

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

•

give a prior assessment, within five days of notification, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as such shareholders represent at least 5% of our common stock (in those cases in which the minority shareholders’ rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Law No. 26,381, section III, article 108.e);

•

provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Law No. 26,381, Section I, Chapter IV, article 98); and

•

issue a report supporting a Board of Directors’ resolution to buy back our shares (Law No. 26,381, Section I, Chapter III, article 64).

Once a year, the Audit Committee is required to prepare a plan for the fiscal year to be presented to the Board of Directors and to the Supervisory Committee. The directors, members of the Supervisory Committee, managers and external auditors must, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by the shareholders, and we must provide the Audit Committee with access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the annual Financial Statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work.

The aggregate remuneration paid by us during the year 2012 to the members of the Audit Committee was approximately Ps. 1.0 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Supervisory Committee

The Supervisory Committee is our monitoring body as stipulated in Section No. 284 of the Commercial Companies Law. Our By-laws provide for a Supervisory Committee consisting of three syndics and three alternate members (“alternate syndics”). In accordance with our By-laws, two syndics and the corresponding alternate syndics are elected by a majority vote of the holders of our Class A Shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Supervisory Committee is elected at the General Annual Shareholders’ Meeting and serves for a one-year renewable term. Members of the Supervisory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, Technical Resolution No. 15. Our directors, officers and employees may not be members of the Supervisory Committee. Our By-laws require the Supervisory Committee to hold meetings at least once per month.

The primary responsibilities of the Supervisory Committee consist of monitoring our management’s compliance with the Commercial Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Supervisory Committee are entitled to: (i) attend Board of Directors and shareholders’ meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and General Annual Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Supervisory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid by us during 2012 to the members of the Supervisory Committee was approximately Ps. 0.5 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets out the current membership of our Supervisory Committee, each of whom was appointed at the General Annual Shareholders’ Meeting held on April 12, 2012, the year when each member was initially appointed and the year when their term expires:

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

Diego M. Salaverri was born in Buenos Aires, Argentina, on August 7, 1964. He received a Law degree from the Universidad Católica Argentina in 1988. Mr. Salaverri is a founding partner of the law firm Errecondo, Salaverri, Dellatorre, González & Burgio in Argentina. He currently serves as member of the boards of directors of Pampa and Edenor and as member of the supervisory committees of a large number of public and private companies in Argentina.

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

Corporate Governance Practices; New York Stock Exchange Requirements

See Item 16.G.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2012, 2011 and 2010:

	Number of Employees as of December 31,
Department	2012	2011	2010
General	2	2	2
Administration and Finance	47	44	44
Human Resources	18	16	16
Control and Corporate Governance	8	8	8
Legal and Regulatory Affairs	11	10	9
Public Affairs	8	8	9
Services	124	108	102
Safety and Environmental	9	20	17
Business	44	44	45
Operations	613	640	639
Total	884	900	891

The following table sets out the number of employees according to geographical location as of December 31, 2012, 2011 and 2010:

	Number of Employees as of December 31,
Location	2012	2011	2010
City of Buenos Aires	219	211	226
Province of Buenos Aires	382	386	372
Province of Chubut	57	61	57
Province of La Pampa	13	14	15
Province of Neuquén	72	73	72
Province of Río Negro	56	63	62
Province of Salta	1	1	1
Province of Santa Cruz	81	82	80
Province of Tierra del Fuego	3	9	6
Total	884	900	891

As of December 31, 2012, 2011 and 2010 the number of temporary employees working for us was 53, 64 and 38, respectively.

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

The Supreme Court held the Law of Occupational Hazard Prevention unconstitutional as applied to contractors whose employees are injured in the course of employment, extending liability to the company that contracted with the contractor for the services.

Some courts have held that a company that contracts with a contractor for services is jointly liable for a contractor’s obligations to provide its workers and third-party service providers with social security benefits, wages, insurance, etc., even if the service for which the company contracts is not part of the company’s usual business.

Higher inflation levels in Argentina have led to increased conflict between employers and unionized workers, particularly within the gas industry. As a result, in 2012 we signed new agreements with our labor unions. These agreements, which were in force throughout 2012, have allowed us to avoid significant labor unrest and strikes. We have begun contract negotiations with our labor unions to avoid conflict in 2013, but the status of these negotiations is uncertain.

Currently, approximately 26% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, syndics and executive officers as of April 24, 2013 is 83,073 shares.

Our directors, syndics and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds approximately 51% of our common stock and all of our Class A shares. Local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Petrobras Argentina Group, which altogether hold 50% of CIESA’s common stock, (ii) the Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina), which has a trust shareholding of 40%; and (iii) EPCA (a subsidiary of Pampa) with the remaining 10%. (See “Item 4.—Our Information—A. Our History and Development—General” above.)

On July 13, 2012, Pampa and Petrobras Argentina Group entered into the 2012 Settlement Agreement. Pursuant to the 2012 Settlement Agreement and as a relevant condition thereof, the above mentioned parties cancelled all of CIESA’s Notes due and outstanding since 2002. As compensation, CIESA, among other payments, cancelled the aggregate financial debt by means of (i) the transfer of 34,133,200 of our Class B Shares (representing 4.2962% of our outstanding Class B Shares), to PISA and (ii) once the pending governmental approval is obtained, the transfer of shares representing 40% of the capital stock in CIESA that is currently held in trust by The Royal Bank of Scotland, Sucursal Argentina to PISA.  Upon completion thereof PISA will be the direct and indirect holder of 50% of the capital stock of CIESA.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of March 31, 2013:

Name of Beneficial Owner	Number of Shares	Percent of Total Common Shares	Class
CIESA	405,192,594	51.0000%	A
ANSES	183,618,632	23.1113%	B

Pursuant to the Pliego and the terms of the New Notes, CIESA may not reduce its shareholding below 51% of our share capital.

As of March 31, 2013 a total of 251,555,919 Class B Shares (64.62% of the total Class B Shares) were held by approximately 2,412 stockholders in Argentina.

Shareholders’ Agreement

As a result of changes in the shareholding of our controlling company, CIESA, a shareholders’ agreement was signed on August 29, 2005 (the “Shareholders’ Agreement”). This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement divides the CIESA shares into five classes that grant the shareholders different rights and obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Supervisory Committee.

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

Our Board of Directors consists of nine directors (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Argentina Group) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by the Trust) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Petrobras Argentina Group) nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by EPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining independent directors must be unanimously approved by all shareholders of CIESA.

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

Tender Offer Regime. According to Law No. 26,831, public companies will be included in the tender offer regime, starting from the date of the shareholders’ meeting approving the company’s inclusion in the regime or automatically upon the first shareholders’ meeting held twelve months after the enforcement of the CNV resolution regulating the matter, issued in March 2003. The decree also provides that if a public company is not willing to be included in such regime, it must incorporate an article to its By-laws stating the following: “Company not Subject to the Tender Offer Regime.” Our shareholders decided not to adhere to this regime, and approved an amendment to our By-laws to incorporate the exclusion expressly at the Shareholder’s Meeting held on April 2, 2004.

B.

Related Party Transactions

Our related parties included Petrobras Argentina Group (which is a 50% holder of the shares in CIESA, our controlling shareholder), entities affiliated with Petrobras Argentina Group, including Petrobras Argentina, Petroleo Brasileiro and Petrobras Global, and Pampa (which directly and indirectly owns or has the beneficial ownership of 50% of the shares in CIESA).

In December 2011, with the prior approval of ENARGAS and our Board of Directors, we and Petrobras Argentina agreed to the renewal of the Technical Assistance Service Agreement for a three-year term, expiring on December 27, 2014. Under the Technical Assistance Service Agreement, Petrobras Argentina renders assistance to us in its role of technical operator. The Technical Assistance Service Agreement generally contains the same terms as the Technical Assistance Agreement, as amended, which was originally entered into with EPCA on December 28, 1992. Pursuant to the Technical Assistance Service Agreement, Petrobras Argentina provides services related to, among others, the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a technical assistance fee, paid on a monthly basis, equal to the greater of (i) Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year.

Additionally, under each of our business segments, we render the following services to Petrobras Argentina Group (or its affiliates):

–

gas transportation service for a capacity of 106 MMcf/d to Petrobras Argentina under long-term firm transportation capacity contracts which expire in 2013 and 2014;

–

midstream service (in Río Neuquén oilfield) through which we compress, dehydrate, store and dispatch natural gas. This long-term contract was signed with Petrobras Argentina in 1999 and it expires in 2017;

–

under a short-term agreement, effective from December 2012 and expiring November 2013, we sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transaction;

–

under a short-term agreement, effective September 2012 until April 30, 2013, we sell LPG for export to Petrobras Global, at a price is determined by reference international prices plus a fixed discount per ton, according to common market practices for this type of transaction;.

–

Under a short-term agreement, signed in December 2012 but retroactively applicable to October 1, 2012, Petrobras Argentina agreed to transfer natural gas and richness to us. The price, which is denominated in U.S. dollars, is determined according to common practices, and the agreement will be in force until May 1, 2013.

In addition, on October 5, 2011, we granted a US$26 million loan to Pampa. This term loan bears interests at an annual fixed rate of 6.8% plus VAT, and was for an original term of one year. Subsequently this loan was extended for one year at its maturity date at Pampa’s election, with the same terms and conditions as those applicable at the time of grant.

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2012, are as follows:

	Year ended December 31, 2012
	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina Group	32,360	22,846	29,256	71,255	52,046	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	6,665
Affiliates with significant influence:
Link	-	-	1,737	-	-	-	-
EGS	-	-	47	-	-	-	-
Other related companies:
Compañía Mega S.A.	757	32,434	1,371	-	-	-	-
Refinor S.A.	-	-	757	-	-	-	-
WEB S.A.	3,048	-	-	-	-	-	-
Petroleo Brasileiro	-	256,447	-	-	-	-	-
Petrobras Global	-	487,314	-	-	-	-	-
Total	36,165	799,041	33,168	71,255	52,046	122	6,665

C.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.

Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the Index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

In 2012, our export revenues from liquids production and commercialization segment were Ps. 1,044.7 million and represented 63% of our total net revenues and 82% of our liquids production and commercialization revenues. Additionally, the total volume of sales from liquids was 1,018,955 short tons, and the volume of sales from liquids exports was 364,475 short tons, representing approximately 36% of our total liquids sales volumes.  These export volumes also include sales made on account of third parties. Export revenues from our liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for liquids on the international markets.

Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane exports, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028 (NWE ARA), US$663 and US$ 678 (Mont Belvieu) per metric ton, respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%.  See “Item 5. A. Operating results—Discussion of results of operations for the three years ended December 31, 2012, 2011 and 2010” for more information.

Legal and Regulatory Proceedings

In addition to the matters discussed below, we are a party to certain lawsuits and administrative proceedings arising in the ordinary course of business. Although no assurances can be given, we believe we have meritorious defenses, which we will assert vigorously to challenge all claims, and that possible liabilities from these claims will not have a material adverse effect on our consolidated financial position or results of operations.

Tax Claims

a)

CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Restructured Notes

In February 2005, we were served notice by the CNV that certain notes that we issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004 to the cancellation in 2007 as a result of the Tender Offer and redemption of all outstanding notes. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year 2012 compared to year 2011—Net financial expense.”

On February 18, 2005, we filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470. However, the CNV denied our appeal and on July 8, 2005, we filed an appeal with the Ministry of Economy and Production, which was rejected in November 2006. In December 2006, we filed a second appeal with that Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, we challenged said resolution before the Federal Administrative Court. This challenge is still pending.

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

In February 2007, the Tax Court of the Province of Buenos Aires partially upheld our complaint. In its pronouncement, the Tax Court of the Province of Buenos Aires stated that ethane and LPG sales, when they are used as raw materials, were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

We filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that LPG sales might be utilized for other uses in addition to those in the petrochemical industry. As of the date of this Annual Report, the Court has not issued a final decision.

On September 26, 2005, we were notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, we filed a motion to dismiss on our belief that the liquids sales activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, TGS filed corresponding appeals with the Tax Bureau of the province of Buenos Aires and jointly with the Arbitral Commission. For that reason, the Tax Bureau resolved that until the Arbitral Commission notifies the parties of its resolution of the matter, the process is suspended. On April 20, 2010, the Arbitral Commission ruled against us, and thus, we filed an appeal before the Plenary Commission.

On February 19, 2008, we were notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period from August 2003 to

December 2004. On March 11, 2008, we filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires which was rejected and thus, we filed an appeal with the Tax Bureau of the Province of Buenos Aires in January 2009. Also, we appealed with the Arbitral Commission, and accordingly, the Tax Bureau of this province suspended the process until the Arbitral Commission issues its resolution of the matter.

On December 4, 2012, we received a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

As of December 31, 2012, we maintain a provision of Ps. 39.1 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

c)

Turnover tax calculated on the natural gas price used by us as fuel to render its transportation services

In November 2002, the Tax Bureau of the Province of Santa Cruz sent us a formal assessment notice for the payment of a turnover tax calculated on the value of the natural gas used by us as fuel to render our transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, we paid the amount claimed of Ps. 1.6 million (including interest to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the Province of Santa Cruz and then initiating proceedings in the provincial tax court. These proceedings are ongoing, and no amounts have been recovered to date.

And, in November 2012, the Department of Revenue of the Province of Santa Cruz sent us a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 in an aggregate amount of Ps. 5.9 million. On November 23, 2012, we filed our appeal, which is pending.

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

As of December 31, 2012, we have recorded a provision of Ps. 84.5 million in respect of these contingencies under the line item “Provisions for contingencies” which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, if all of the above mentioned proceedings were resolved against us.

However, our management believes that, if our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

d)

Action for annulment of ENARGAS the Gas Tariff Resolutions

Within the framework of a legal action against the Gas Tariff Resolutions, on July 10, 2012, we obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from us the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Gas Tariff Resolutions.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters. On December 21, 2012, we expanded the grounds of our demand and requested the case to be referred to the defendants. On March 18, 2013, ENARGAS and the Executive Branch were served to contest the claim.

In particular, we believe the Gas Tariff Regulations violate the constitutional principles that govern matter and annulment of administrative acts, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This is a fundamental issue raised by us in the legal action, which was the basis adopted by the presiding judge to issue the preliminary injunction in 2012. Furthermore, we believe the implementation of the Gas Tariff Resolutions would constitute a confiscation of our ability to maintain our economic and financial condition.

Our Management believes it has enough valid arguments to defend their position, and thus, we have not recorded the increase of the charge for gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, we estimate that the impact of the Resolutions, taking into account the possibility of carry forward the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 56.3 million.

Other Litigation

a)

Tariff renegotiation

As discussed above under “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework,” we are involved in the process of renegotiating our public service contracts with UNIREN.

b)

MetroGAS reorganization process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the City of Buenos Aires resolved to declare admissible the unsecured credit claimed by us of Ps. 27.2 million and as eventual an unsecured credit in the amount of Ps. 71.4 million corresponding to the amount we could have billed under the transitory tariff increase (pursuant to the 2008 Transitional Agreement with UNIREN) accrued between September 1, 2008 and June 16, 2010.

On April 20, 2011, the Commercial Court of the City of Buenos Aires resolved to declare admissible the unsecured credit claimed by us with respect to the reorganization process of MetroGAS. On May 3, 2011, MetroGAS proposed a category of creditors. Subsequently, MetroGAS submitted a reorganization agreement proposal to the admitted creditors, which was improved later on. The meeting of MetroGAS’ creditors was held on June 18, 2012, where the reorganization agreement proposal for the admitted creditors was approved unanimously.

On September 7, 2012, the reorganization agreement was approved and the reorganization process was concluded. On December 20, 2012, the Commercial National Court of First Instance upheld the resolution, approving the reorganization process.

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations with maturity date on December 31, 2018, both nominated in U.S. dollars were: i) Class A Notes equal to fifty three point two percent (53.2%) of the amount of the creditors’ aggregate verified or admissible unsecured claims and ii) Class B Notes equal to forty six point eight (46.8%) of the amount of the creditors’ aggregate verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and payable in full on December 31, 2018, while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014. If none of these events have occurred on or before June 30, 2014, the Class B Notes shall be automatically cancelled. We received Class A Notes equal to our admissible unsecured credit in the amount of Ps. 27.2 million.

The additional eventual unsecured credit of Ps. 71.4 million will be considered within the reorganization process proposal, when the tariff increase is in pursuit of the 2008 Transitional Agreement mentioned in Note 7.a.) to our Financial Statements as of December 31, 2012.

As of December 31, 2012, the allowance for doubtful accounts amounted to Ps. 27.2 million.

c)

MetroGAS’ post-reorganization proceeding debt

Additionally, MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. In light of this we have taken different measures to ensure collection of the amounts due and outstanding. As of March 31, 2013, the balance due and unpaid involved amounts of Ps. 86.8 million (of which Ps. 69.6 million are due, of which Ps. 18 million corresponds to receivables due as of December 31, 2012).

Our management believes that as of the date of the issuance of this Annual Report, this situation does not represent a risk of default on outstanding balances due from MetroGAS, and estimates that the amount of the receivables registered with MetroGAS does not exceed its present value.

Dividend Distribution Policy

Our Board of Directors does not have a formal, written dividend distribution policy. Each year, our Board evaluates whether to submit a distribution proposal to the shareholders’ meeting. In making this evaluation, the Board of Directors considers our financial results, our liquidity, our future financing needs and other information, including economic and financial projections for both TGS and the economy as a whole. See “Item 3. Key Information—A. Selected Financial Data—Dividends.”

B.

Significant Changes

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9. The Offer and Listing

A.

Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the American depositary receipts (“ADRs”) on the New York Stock Exchange (“NYSE”), stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2008	5.98	1.41	3.65	1.05
2009	3.35	1.73	2.49	1.31
2010	6.19	2.71	4.72	2.02
2011	6.24	2.70	3.83	2.37
2012	3.08	1.23	3.02	1.80

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2012				2011
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	3.08	2.74	2.94	2.63	6.24	2.90	3.83	2.37
Second Quarter	2.83	1.64	3.02	2.15	5.37	3.44	3.46	2.42
Third Quarter	1.94	1.60	2.40	2.10	3.94	3.00	3.40	2.67
Fourth Quarter	1.82	1.23	2.42	1.80	3.35	2.70	3.25	2.49

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low
November 2012	1.58	1.23	2.10	1.80
December 2012	1.82	1.40	2.42	1.90
January 2013	1.96	1.76	3.10	2.22
February 2013	1.94	1.55	3.11	2.56
March 2013	1.75	1.59	2.90	2.55
April 2013 (through to April 23,2013)	1.77	1.61	2.87	2.68

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2012, the market capitalization of shares of the 97 companies (excluding mutual funds) listed on the BASE was approximately Ps. 2,314,272 million. At the end of December 2012, the top 10 listed securities represented 96% of the total trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

On December 28, 2012, the National Congress enacted Law No. 26,831, “Law Reform Capital Market”, which repeals previously existing regulations, such as Law No. 17,811. Under this law, the Argentine government assumes a greater role in the regulation of the capital market as it will be responsible for the creation of market subject to the regulation and supervision of the CNV. Law No. 26,831 will be in force 180 days after its publication in the Official Gazette.

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

	2008	2009	2010	2011	2012
Market capitalization (US$ in billions)	357.3	574.9	477.9	374.4	471.0
Average daily trading volume (US$ in millions)	26.5	12.1	14.5	12.9	8.4
Number of listed companies	104	109	107	105	107

Source: Data published by the Buenos Aires Stock Market.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Information contained in Item 14 of TGS’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

C.

Material Contracts

New Debt Obligations

On May 14, 2007, we issued the New Notes in aggregate principal amount of US$500,000,000 under our Medium Term Note Program.  The Program provides for the issuance of up to a maximum principal amount of US$650 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated December 21, 2006, and by resolutions of our Board of Directors adopted on January 4, 2007, March 30, 2007 and April 20, 2007. The program was also authorized by the CNV on January 18, 2007.

The scheduled maturity date of the New Notes is May 14, 2017. The New Notes accrue interest at an annual fixed rate of 7.875%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2015, 25% on May 14, 2016 and 25% on May 14, 2017. Between August 2008 and August 2010, we cancelled New Notes with a nominal value of US$125,976,000, which were purchased by us on market, at prices lower than their nominal value.  Taking into account these purchases and cancellations, the total amount of New Notes outstanding as of the date of this Annual Report is US$374,024,000.  Based on the aggregate New Notes currently outstanding, the amount for each scheduled amortization payment will be US$93,506,000, with the first amortization payment due on May 14, 2014.

The New Notes are redeemable, in whole but not in part, prior to maturity at our option any time after May 14, 2012 at a redemption price as set forth in the table below, together with accrued interest thereon and any additional amounts to the redemption date.

During the 12 Months Beginning	Applicable Percentage
On May 14, 2012	103.938%
On May 14, 2013	101.969%
On May 14, 2014	100.984%
On May 14, 2015 and thereafter	100.000%

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

Loan Agreement with Pampa

On October 6, 2011, we issued a loan in the amount of US$26 million (Ps. 126.7 million) to Pampa for an initial one-year period, which accrue interest at a 6.8% annual rate plus VAT. On October 6, 2012, at its maturity date, the loan was extended for a further one-year period, at Pampa’s election.  The purpose of this loan was to purchase the rights to monitor, suspend and withdraw the ICSID Claim, including as part of our License renegotiation with UNIREN.

Prior to the entry into this loan agreement, on October 5, 2011, the Audit Committee concluded that said financial transaction can be considered under ordinary and regular market conditions, based on the opinion of an external specialist.

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

(E) (i)

If within seven (7) business days following the disbursement of the loan by us, the Borrower had not credited to the Lender (x) the use of the US$25,000,000 (twenty-five US million dollars) amount in the exercise of the option referred to as “ICSID Call Option” under the Call Option Agreement, and the acquisition of rights that the Borrower is granted under the exercise of such ICSID Call Option in accordance with the terms and conditions of the ICSID Agreement, and (y) the submittance by the actors/relevant parts of the agreement of a request for suspension of the Resubmitted Request for Arbitration (as such term is defined in the ICSID Agreement) (the "Arbitration") for a six (6) month period, or (ii) if the Borrower had not informed us about the procedural steps and courses of action adopted by the actors in the Arbitration within five (5) working days from occurrence thereof, or had not consulted and negotiated in good faith with us as to the renewal of the suspension or otherwise, prior to the expiration of each period of suspension granted and prior to adopting its decision regarding the expected course of action intended to be followed with regard to Arbitration.

Should any of the above mentioned events occur, the term for payment of principal shall be considered automatically lapsed, and all outstanding principal plus any compensatory interest and penalty interest, plus any other relevant amount, shall be considered immediately due and payable by the Borrower to us.  As of the date of this Annual Report, no event of default has occurred.

For more information, see “Item 3. Key Information—Risks Relating to Our Business— Our results of operations may be adversely affected because our License with the Argentine government is subject to renegotiation.”

D.

Exchange Controls

Since the end of 2001, the Argentine government has imposed controls on the foreign exchange market and the movement of capital. All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the BCRA supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the BCRA.

Additionally, prior to the application for purchasing foreign currency in the MULC, in accordance to the provisions of the Resolution No. 3,417 issued by the AFIP on December 20, 2012 we must obtain the authorization of the AFIP. According to Resolution No. 3,417, we must transact through the “Single Electronic Window of Foreign Trade”, which is a new electronic tool that facilitates the transfer of commercial information about foreign trade transactions between government bodies. The transactions listed in this resolution are, among others: interest payments made abroad for debts, profits and dividends paid abroad and payments related to services provided by foreign suppliers. Accordingly, the Argentine residents that make payments abroad in relation to such transactions shall be required to deliver such information through an electronic data transfer, with a new service called “Foreign Payment Affidavit” (Declaración Anticipada de Pagos al Exterior or “DAPE”) and thus, will have to obtain permits for these operations.

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

On October 28, 2011, the AFIP established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the BCRA to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to the Inquiry Program, which determines whether transactions are “Validated” or “Inconsistent.”

In October 2011, the Executive Branch issued Decree No. 1,722/11 re-establishing foreign exchange restrictions on oil, gas and mining companies. This decree requires producers of oil derivatives and gas to enter all foreign currency received as payment from export transactions into the Argentine exchange market and convert it into local currency. As a result, since the issuance of this decree, we are obliged to enter all foreign currency funds received from our exports transactions into the Argentine exchange market.

The most important provisions currently in force that affect us are mentioned below:

•

there is an obligation to enter all the funds received as payment for the export of liquids into the exchange market and to convert it into local currency within a short-time limit established by the Ministry of Economy and Production;

•

principal and interest payments of financial obligations may be freely made, provided that the debt has been previously reported to the BCRA and negotiated in the local foreign exchange market.

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

In addition, the Law No. 25,246 created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

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

In connection with Resolution No. 554, the BCRA issued Comunicación “A” 4940, as amended, which rules that non-residents of Argentina must obtain the prior approval of the BCRA in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax haven in Presidential Decree No. 1,344/98.

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

Tax on Personal Property (Individuals). The Argentine Tax authority has introduced some amendments to the personal property tax law. In accordance with the Law No. 25,585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals domiciled in Argentina or abroad and entities domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last

Financial Statements as of each respective fiscal year. The Law presumes that securities whose holders are entities domiciled or located abroad indirectly belong to individuals domiciled abroad.

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

This discussion is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Argentina all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds Class B Shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class B Shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in Class B Shares or ADSs.

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

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder must include in his or her gross income the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). If the holder is a non-corporate US holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends with respect to the Class B Shares or ADSs generally will be qualified dividend income, provided that in the year that the holder receives the dividend, the Class B Shares or ADSs are readily tradable on an established securities market in the US.

The holder must include any Argentine tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The holder must include the gross amount of dividends in income when the holder, in the case of Class B Shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the Class B Shares or ADSs and thereafter as capital gain.

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

For foreign tax credit purposes, the dividend will generally be income from sources outside the United States. Dividends will, depending on the holder’s circumstances, generally be either “passive” or “general” income, for purposes of computing the foreign tax credit allowable to the holder. No US foreign tax credit will be allowed to US holders of Class B Shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

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

PFIC Rules. We believe the Class B Shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. The application of the PFIC rules to a corporation such as ours, a substantial portion of whose business is the processing and selling of liquids, is not entirely clear. If we were to be treated as a PFIC, unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the Class B Shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, the US holder would be treated as if he had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Class B Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the holding period of a US holder. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to a US holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

We have appointed The Bank of New York Mellon to act as depositary for our ADRs. For so long as our ADRs are deposited with the depositary, we will furnish the depositary with our annual reports and summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

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

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits. As of December 31, 2012, our current investments include mutual funds and fixed-term deposits, which amounted to Ps. 605.9 million.

With regard to our debt obligations, as a general matter, we are not exposed to interest rate risk because all of our debt bears interest at a fixed rate.

Foreign Exchange Exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since our debt is denominated in U.S. dollars. As of December 31, 2012, our net monetary liability position that is subject to exchange rate fluctuations amounted to Ps. 1,417.8 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues, that have significant increased our foreign exposure. As a result, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because a significant portion of our annual revenues, more than Ps. 784 million for 2012, are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our current investments, an immediate 100 basis points parallel shift change in the interest rate curve would not have a significant impact on the total value of our current investments.

The potential loss in our net monetary liability position held as of December 31, 2012, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been approximately Ps. 190.6 million.

Our New Notes and the Santander Loan accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to current investments. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rate by expected maturity dates, considering the outstanding debt as of December 31, 2012.

	Expected maturity dates
	2013	2014	2015	2016	2017	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos)(1)
Debt denominated in U.S. dollars(1) (5)
Fixed rate	145.9	587.0	550.6	514.3	477.6	-	2,275.4	1,523.8
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	7.875%	-	-	-

Debt denominated in pesos(4)
Fixed rate	7.3	10.6	7.1	-	-	-	25.0	-
Interest rate	15.01%	15.01%	15.01%	-	-	-	-	-

(1) Converted at the exchange rate as of December 31, 2012: Ps. 4.194 = US$1.00.

(2) Based on the quoted market prices of our New Notes.

(3) For a detailed description of New Notes, see “Item 10. Additional Information—C. Material contracts—New Debt Obligations.”

(4) For a detailed description of the Santander Loan, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources – Description of Indebtedness.”

(5) For further information about limitations on our ability to make payments on our debt denominated in U.S. Dollars see “Item 3. D. Risk Factors. - The BCRA has imposed exchange controls and restrictions on the transfer of funds outside of Argentina and capital inflows in the past and may do so in the future, which could prevent us from making payments on our foreign currency-denominated indebtedness”.

(6) It includes future interest payment not accrued as of December 31,2012.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume of sales in 2012, a US$50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 22 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$663 and US$1,094, respectively. If they are higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products in excess of these levels. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

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

Item 12.

Description of Securities Other Than Equity Securities

American Depositary Shares

Fees and Charges Payable by a Holder of ADSs

Our ADSs are listed on the NYSE under the symbol ‘‘TGS’’. The Bank of New York Mellon is the Depositary issuing ADSs pursuant to our deposit agreement. Each ADS represents the right to receive five shares.

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

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 per 100 ADSs	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
US$0.02 (or less) per ADS	Cancellation of ADSs for the purpose of withdrawal, including if the depositary agreement terminates
Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders
US$0.02 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the depositary agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2012 to April 24, 2013, we received from the Depositary US$330,000 for the expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities.

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

No events required to be reported have occurred that materially affect TGS.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of the end of fiscal year 2012, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.

Code of Ethics

We have adopted a code of conduct (the “Code of Conduct”), applicable to all employees including our principal executive, accounting and financial officers. Our Code of Conduct is available both on our website at http://www.tgs.com.ar/gobierno-corporativo/codigo-de-conducta and as an Exhibit to this Annual Report. For more information see, “Item 16G. Corporate Governance.”

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC, during the year ended December 31, 2012, and KPMG during the year ended December 31, 2011, respectively, in each of the following categories are:

	Year ended December 31,
	2012	2011
	(in thousands of pesos)
Audit fees	1,779.6	1,787.8
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	1,779.6	1,787.8

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

Consequently, 100% of the fees rendered by our principal accountants in 2012 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

After the recommendation of our Board of Directors and our Audit Committee, our shareholders approved the designation of PwC to replace KPMG as our independent accountant at the General Annual Shareholders’ Meeting held on April 12, 2012. KPMG audited our consolidated financial statements as of and for the years ended December 31, 2011, 2010, 2009, 2008 and 2007.

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

We have provided KPMG with a copy of the disclosures made in this Item 16F, and we have requested that KPMG furnish us with a letter addressed to the Commission stating whether it agrees with the above statements. A copy of this letter is included herewith as Exhibit 15.2.,

Item 16G. Corporate Governance

Our corporate governance practices are governed by:

▪

applicable Argentine law (particularly, the Commercial Companies Law),

▪

Law No. 26,831,

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our General Annual Shareholders’ Meeting held on April 29, 2011 , three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have two alternate directors who qualify as independent.

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

Compensation Committee

U.S. listed companies must have a compensation committee composed entirely of independent directors. Argentine law and regulations do not require this committee. However, our Audit Committee is required to give an opinion about the reasonableness of directors’ fees and executive officers’ compensation and stock option plans (if applicable), as proposed by our Board of Directors, and the fee paid to members of our Board of Directors is approved by our Shareholders at their ordinary annual meeting.

Audit Committee

According to SEC regulations, listed companies must have an audit committee consisting of a minimum of three independent members. The members of the Audit Committee must be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have expertise in accounting or financial management. Also, if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the Board of Directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s Audit Committee, and shall disclose its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC.

Argentine law requires an Audit Committee to be comprised of at least three members with a majority of independent members. Pursuant to CNV standards, Audit Committee members are required to have knowledge in business, financial or accounting matters and issues. In addition, CNV standards require the training of Audit Committee members in the practice areas that would permit them to carry out their duties on the Audit Committee. Our Audit Committee is made of three independent members. One of them qualifies as a “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert.” The Committee’s functions and duties are similar to those required by the NYSE. Furthermore, Argentine law does not limit the number of audit committees on which a member of its Audit Committee may serve.

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

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-61.

Item 19. Exhibits

See Exhibit Index.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant) By:
/s/ Javier Gremes Cordero
Name:	Javier Gremes Cordero
Title:	Chief Executive Officer

/s/ Gonzalo Castro Olivera
Name:	Gonzalo Castro Olivera
Title:	Chief Financial Officer

Dated: April 24, 2013

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

2.3

We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to filed consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

3.1

CIESA Shareholders’ Agreement. (4)

3.2

CIESA’s Fourth Amendment to the Restructuring Agreement. (5)

3.3

CIESA’s Settlement Agreement

4.1

Technical Assistance Service Agreement between TGS and Petrobras Argentina dated December 23, 2011. (7)

4.2

Ethane Supply Agreement between TGS and PBB Polisur S.A. (4)

4.3

Natural Gasoline Supply Agreement between TGS and Petroleo Brasileiro, dated December 7, 2012.

8.1

List of TGS’s Subsidiaries.

11.1

Code of Conduct. (4)

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

13.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1

Audit Committee Charter. (6)

15.2

Letter from KPMG to the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, dated April 24, 2012. (7)

15.3

Letter from KPMG to the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, dated April 24, 2013.

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

(7) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2011 (Commission File No. 1-13396).

EXHIBIT 3.3

CIESA’s Settlement Agreement

July 13, 2012.

Petrobras Argentina S.A.

Maipú 1, Piso 22,

City of Buenos Aires, Argentina

Petrobras Hispano Argentina S.A.

Sagasta 26, piso 6 Derecha,

City of Madrid, Spain

Pampa Energia S.A.

Ortiz de Ocampo 3302, Building 4, 4th floor,

City of Buenos Aires, Argentina

Pampa Inversiones S.A.

Costa Rica 1538, 11500,

City of Montevideo, Uruguay

Inversiones Argentina I

Clifton House, 75 Fort Street, PO Box 190GT,

George Town, Grand Cayman, Cayman Islands

Re:

Settlement Agreement Offer Lette

File Reference: OSA#001

Dear Sirs:

The undersigned, Compañía de Inversiones de Energía S.A. (“CIESA”), a company organized and existing under the laws of Argentina and domiciled at Don Bosco 3672,  Piso 6, City of Buenos Aires, Argentina, represented herein by Mr. Ricardo Isidro Monge, in his capacity as attorney-in-fact with sufficient and effective powers to act herein, are pleased to address this offer letter to: (i) Petrobras Argentina S.A. (“PESA”) , formerly known as Petrobras Energía S.A., a company organized and existing under the laws of Argentina and domiciled at Maipú 1, Piso 22, City of Buenos Aires, Argentina, (ii) Petrobras Hispano Argentina S.A. (“PHA”), a company organized and existing under the laws of Spain and domiciled at Sagasta 26, piso 6 Derecha, in the City of Madrid, Spain, with special domicile to this effect at Maipú 1, Piso 14, City of Buenos Aires, Argentina (PESA and PHA, together, are referred to as “Petrobras”), (iii) Pampa Energia S.A., a company organized and existing under the laws of Argentina and domiciled at Ortiz de Ocampo 3302, Edificio 4, Piso 4, City of Buenos Aires, Argentina (“Pampa Energia”), (iv) Pampa Inversiones S.A., a company organized and existing under the laws of Uruguay and domiciled at Costa Rica 1538, 11500, Montevideo, Uruguay (“Pampa Inversiones”), and (v) Inversiones Argentina I, a company organized and existing under the laws of the Cayman Islands (“IA”) (Pampa Energía, Pampa Inversiones and IA, collectively, “Pampa”) (each of the six foregoing companies a “Party” and referred to collectively as the “Parties”), in order to the enter into a settlement agreement in strict accordance with terms and conditions set forth below (the “Settlement Agreement”):

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

(7) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2011 (Commission File No. 1-13396).

RECITALS

WHEREAS, on September 1, 2005 PESA and PHA executed, together with Enron Pipeline Company Argentina S.A. (“EPCA”, currently known as EPCA S.A.); CIESA; ABN Amro Bank N.V. Sucursal Argentina (“ABN”, currently known as The Royal Bank of Scotland N.V.), solely in its capacity as trustee of the MSA Trust; Goldman, Sachs & Co.; Cargill Financial Services International, Inc.; Fintech Energy, LLC; Marathon Special Opportunity Master Fund, Ltd.; Marathon Master Fund, Ltd.; Ashmore Emerging Markets Debt Fund; Asset Holder PCC Limited Re Ashmore Emerging Markets Liquid Investment Portfolio; Ashmore Global Special Situations Fund Limited; Ashmore Global Special Situations Fund 2 Limited; Ashmore Sicav Emerging Markets Debt Fund; Banco de la Nación Argentina; and Banco de La Provincia de Buenos Aires Grand Cayman Branch, a restructuring agreement, amended on May 31, 2006, on August 23, 2007, on March 25, 2008, on May 17, 2011 and on the date hereof (the “Restructuring Agreement”) with respect to certain Notes (Obligaciones Negociables) (the “Notes”) issued by CIESA on April 22, 1997 and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and Morgan Guaranty MSA Trust Company of New York on August 4, 2000 (the “Derivatives”);

WHEREAS, in connection with the Restructuring Agreement, on August 29, 2005, ENRON Argentina CIESA Holding S.A., EPCA, PESA, PHA and CIESA executed, together with ABN, a trust agreement (the “MSA Trust” and the “MSA Trust Agreement”, respectively) which provides the fiduciary transfer to ABN as trustee of two hundred fifty five million, five hundred twenty seven thousand, four hundred seventy seven (255,527,477) shares of CIESA plus a 50% joint ownership interest in two (2) shares of CIESA that are currently jointly owned by the MSA Trust and PESA (all such shares, the “MSA Trust Shares”);

WHEREAS IA, an indirect subsidiary of Pampa Energia, represents that IA acquired from AEI 100% of the Notes,the Derivatives and the rights arising under the case “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena”currently pending before the Supreme Court of the State of New York, New York County, Index N° 600245/09E (the “New York Litigation”);

WHEREAS Pampa accepted an offer to acquire, subject to complying with certain conditions precedent and to securing the relevant regulatory approvals, and acquired, after approval of such transactions by the Natural Gas Regulatory Entity (Ente Nacional Regulador del Gas) in the File ENRG N° 9151 by means of Actuación ENRG N° 2812, all of the outstanding shares of capital stock of EPCA;

WHEREAS, by Memorandum of Agreement dated May 10, 2011 (“MOA”), the Parties agreed to enter into a “standstill” in connection with the New York Litigation and to include Pampa as a party to the Restructuring Agreement;

WHEREAS there was subsequently executed (i) a Fourth Amendment to the Restructuring Agreement, dated May 17, 2011, (ii) a Participation Agreement, dated May 17, 2011, (iii) a Shareholders’ Agreement, dated May 17, 2011 (collectively the“May 2011 Agreements”), and (iv) a Fifth Amendment to the Restructuring Agreement to be executed on the date hereof (the “Fifth Amendment”);

WHEREAS, the Parties did not agree to extend the MOA, which expired on May 11, 2012 and accordingly the standstill period agreed with regards to the New York

Litigation also expired, which has enabled the Parties to continue the dispute in New York Court in the event that the New York Litigation is not settled;

WHEREAS, it is the intention of the parties to terminate and extinguish to the fullest extent permitted by law the New York Litigation and mutually release each other from all claims and actions thereunder and, to that end and subject to the terms herein, the parties have agreed to enter into this Settlement Agreement;

NOW, THEREFORE, in consideration of the foregoing, and in further consideration of the promises herein contained, the receipt and sufficiency of which consideration is hereby acknowledged, it is hereby agreed as follows:

Definitions.

All terms not otherwise defined herein, shall have the meaning assigned to them in the Restructuring Agreement, the MSA Trust Agreement, the MOA and/or the May 2011 Agreements, as the case may be.

Tolling of Claims.

It is agreed that any limitations period which might otherwise have run with respect to the claims of any party to the New York Litigation from the date of the MOA shall, unless it had already expired as of May 10, 2011, be deemed to have tolled as from May 10, 2011 and shall continue to be tolled until either the execution of the Mutual Release of Claims in the New York Litigation substantially in the form attached hereto as Exhibit 3 or the termination of this Settlement Agreement, whichever occurs first.  Notwithstanding anything to the contrary herein, in no event shall the claim of any party to the New York Litigation be tolled beyond May 10, 2017.

Transactions Between the Parties.

3.1

In order to accomplish the final settlement of the New York Litigation, in furtherance of the Restructuring Agreement and the MOA, and subject to the terms of this Settlement Agreement, (i) the transaction contemplated under Section 3.1. “Debt Restructuring Step” of the Fifth Amendment attached hereto as Exhibit 4 and (ii) the transactions contemplated under this paragraph 3 herein below (the “Settlement Transactions”), shall have occurred on or before July 20, 2012 and shall be deemed to have occurred simultaneously. The Parties agree to carry on the following Settlement Transactions:

(a)

in exchange of USD 21,662,702 (United States Dollars twenty one million six hundred sixty-two thousand seven hundred two) of principal amount that Pampa Inversiones claims is owed to Pampa Inversiones under the Equity Option Debt, CIESA shall transfer and pay to Pampa Inversiones (i) the TGS B Exchanging Shares (34,133,200 Class B TGS Shares, representing approximately 4.3% of TGS´s issued and outstanding capital stock) and (ii) USD 10,262,213 (United States Dollars ten million, two hundred sixty-two thousand, two hundred thirteen), without set-off or counterclaim in freely available United States Dollars;

(b)

CIESA shall transfer USD76,735,019 (United States Dollars seventy six million, seven hundred thirty-five thousand, nineteen) to the bank account/s to be indicated by Pampa Inversiones, without set-off or counterclaim in freely available United States Dollars as payment of an equal principal amount that Pampa Inversiones claims is owed to Pampa Inversiones under the Equity

Option Debt, which shall result in a cancellation of an equivalent principal amount outstanding under the Notes pursuant to the terms of the Fiscal Agency Agreement dated as of April 18, 1997 as amended from time to time (including the Agreement of Resignation, Appointment and Acceptance dated as of March 22, 2004) (the “FAA”);

(c)

Pampa Inversiones shall transfer to PESA an amount of USD42,877,955 (United States Dollars forty-two million, eight hundred seventy-seven thousand, nine hundred fifty-five) of principal amount that Pampa Inversiones claims is owed under the Equity Option Debt, and subsequently CIESA shall transfer USD42,877,955 (United States Dollars forty-two million, eight hundred seventy-seven thousand, nine hundred fifty-five) to the bank account/s to be indicated by PESA, without set-off or counterclaim in freely available United States Dollars as payment of such principal amount that PESA claims is owed to PESA under the Equity Option Debt, which shall result in a cancellation of an equivalent principal amount outstanding under the Notes pursuant to the terms of the FAA; and

(d)

PAMPA hereby unconditionally and irrevocably waives: (a) all and any other right to collect under the Existing Debt Obligations, including, but not limited to: (i) any right to collect all interest accrued under the Existing Debt Obligations (which at the date hereof PAMPA declares would be of approximately USD 138,086,561 (United States Dollars one hundred thirty-eight million, eighty-six thousand, five hundred sixty-one), (ii) any right to collect principal amount owed under the Existing Debt Obligations for a total aggregate amount of USD14,166,162 (United States Dollars forteen million, one hundred sixty-six thousand, one hundred sixty two), and (b) any right to collect the full amount of the Restructuring Fee owed and accrued until March 31, 2012, and CIESA and PESA hereby accept all such waivers.

3.2

CIESA, PESA, EPCA, PAMPA and ABN shall execute the Fifth Amendment in order to replace the Amended Share Issuance and Transfer Steps agreed in the Fourth Amendment with the Debt Restructuring Step (as defined in the Fifth Amendment), the Settlement Transactions and, following the granting of the Regulatory Approvals and the remaining Amended Conditions Precedent (as defined in the Fifth Amendment), the Share Transfer Steps (as defined in the Fifth Amendment). Each of the Debt Restructuring Step and the Settlement Transactions shall be implemented not later than July 20, 2012 and shall be deemed to have been taken and occurred simultaneously.  Each of the Debt Restructuring Step and the Settlement Transactions shall be conditioned on the performance and completion of all of the other Debt Restructuring Step and the Settlement Transactions. None of the Debt Restructuring Step and the Settlement Transactions will be implemented unless all of the Debt Restructuring Step and the Settlement Transactions are also implemented and completed.

3.3

Upon completion of the Debt Restructuring Step and the Settlement Transactions, the Existing Debt Obligations will be cancelled and no further claims of payment or other related claims may be made against CIESA under the Existing Debt Obligations. Simultaneously, counsel to the parties in the New York Litigation shall execute the Stipulation of Discontinuance of Claims With Prejudice in the form attached hereto, dismissing the New York Litigation with prejudice, and shall thereafter file it forthwith with the New York Court.

3.4

The Participation Agreement executed on the date of the Fourth Amendment shall be deemed valid by operation of law and enforceable as of the date hereof, it being understood and agreed by the Parties thereto that any payments of the Restructuring Fee to be made by PESA to Pampa thereunder after the date hereof shall be made by PESA on the basis of the gross payment received by it from TGS and without any deduction, withholding or netting in respect of Argentine federal, provincial or municipal taxes, unless such deduction, withholding or netting is mandatorily imposed by applicable laws.

3.5

It is hereby agreed that (a) any obligations of Pampa under this Settlement Agreement may be indistinctively fulfilled by either IA, Pampa Inversiones or Pampa Energía, and (b) any rights of Pampa under this Settlement Agreement may be exercised by either IA, Pampa Inversiones or Pampa Energía (as indicated in writing by Pampa Energía).

Completion of the Settlement.

4.1

Immediately upon completion of the Debt Restructuring Step set forth in the Fifth Amendment and the Settlement Transactions, the parties to the New York Litigation shall:

(a)

cause their counsel to execute a Stipulation of Discontinuance of Claims With Prejudice in the form attached hereto as Exhibit 2 dismissing the New York Litigation with prejudice and shall thereafter file it forthwith with the New York Court;   and

(b)

execute and deliver the Mutual Release of Claims in the New York Litigation in the form set forth in Exhibit 3 herein.  In this respect, Petrobras shall procure the Individual Counterclaim-Defendants’ execution and delivery of said release, and Pampa shall procure AEI’s execution and delivery of said release.

4.2

Pampa represents and warrants that AEI has indicated its consent to the steps referred to in paragraph 4.1 and Pampa further agrees to procure AEI’s counsel’s execution of the Stipulation of Discontinuance With Prejudice and Mutual Release of Claims in the New York Litigation; and (b) Petrobras represents and warrants that Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena (collectively, the “Individual Counterclaim-Defendants”) have indicated their consent to the steps referred to in paragraph 4.1 and Petrobras further agrees to procure the Individual Counterclaim-Defendants’ counsel’s execution of the Stipulation of Discontinuance With Prejudice and Mutual Release of Claims in the New York Litigation.

Tax and Other Matters.

Any incremental tax effect which may arise for Petrobras as a result of implementing this Settlement Agreement, to the extent it arises from the structure of the settlement being different from the restructuring structure set forth in the Fourth Amendment to the Restructuring Agreement, will be shared equally between Petrobras and Pampa, provided, however, that (i) under no circumstances Pampa shall be required to contribute more than an aggregate amount of AR$ 34,064,205, payable by Pampa to PESA at such time as the increased tax becomes due and payable by PESA, and in no event before May 2013; (ii) at the time of settling the New York Litigation, Pampa Energia shall deliver to PESA a non-endorsable deferred payment check (cheque de pago diferido con cláusula “no a la orden”) (the “CPD”) as collateral security of payment of the amount mentioned in (i); and (iii) PESA may assign the CPD to an affiliate or to a third party, in which case: (x) PESA will have to deliver to Pampa Energía a notice within 5 business days of such assignment, (y) the amount of AR$ 34,064,205 owed under the CPD will be considered fully paid by Pampa to PESA, and any payment obligations of Pampa to Petrobras under this Section 5 will be considered to have been fully paid and discharged, and (z) if the amount owed by Pampa to Petrobras under the provisions of this Section 5 were lower than AR$ 34,064,205, then on the CPD maturity date Petrobras will reimburse to Pampa the difference between AR$ 34,064,205 and such amount.

No Admissions.  This document is for settlement purposes only and is not admissible for any purpose in any judicial, non-judicial, arbitration or other proceeding, except as may be reasonably necessary in connection with enforcing this Settlement Agreement, the Mutual Release of Claims and/or the Fifth Amendment.  Nothing contained herein shall be construed as an admission of liability of any of the matters alleged in the New York Litigation or otherwise, and neither this Settlement Agreement, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, shall be construed as or deemed in any judicial, non-judicial, arbitration or other proceeding, to be evidence of, or a presumption, concession, or admission by any Party hereto of, the truth of any fact alleged or the validity of any claim that has been, could have been or in the future might be asserted against any of them, or of any liability, fault, wrongdoing or otherwise by any of them.

Governing Law.  This Settlement Agreement shall be construed in accordance with, and governed by, the laws of the State of New York without giving effect to that State’s choice of law principles.

Dispute Resolution.  Any disputes regarding or relating to any aspect of this Settlement Agreement’s formation, meaning, performance or breach, or arising out of or relating in any way to this Settlement Agreement, shall be determined exclusively by the federal or state courts of New York located in the Borough of Manhattan in the State of New York, and the Parties irrevocably submit to the jurisdiction of said courts and waive any objection to personal jurisdiction or convenience of the forum.  Notwithstanding anything to the contrary herein, the Individual Counterclaim-Defendants do not submit to the jurisdiction of any federal or state courts of New York and expressly reserve all, and do not waive any, objections to personal jurisdiction and convenience of the forum.

Confidentiality.  The Parties undertake to keep all matters covered by this Settlement Agreement confidential.  No press release or public announcement may be made by any of the Parties in relation to any of the issues directly or indirectly related to this Settlement Agreement, without the other Parties’ prior and express written approval, unless it involves the performance of any statutory or regulatory obligation.

Assignment.  None of the Parties may assign the benefits of, or rights or obligations created by, this Settlement Agreement without the prior written consent of the other Parties; provided, however, that no such consent from the other Parties shall be required for the transfer and assignment of Pampa’s right to receive the MSA Trust Shares pursuant to Section 3 of the Fifth Amendment to a third party, disregarding whether such party is an affiliate or Pampa or not.

Entire Agreement.  This Settlement Agreement, including its exhibits, constitutes the entire agreement and understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understanding relating to the subject matter hereof.

No other amendments. The provisions of the Restructuring Agreement will be binding among the Parties, with the exception of any provisions that conflict with this Settlement Agreement or the Fifth Amendment, which in such case will be superseded and replaced by the provisions of this Settlement Agreement or the Fifth Amendment, as the case may be; provided, however, that if there is a conflict between the Restructuring Agreement and this Settlement Agreement none of the provisions of this Settlement Agreement shall prevail if this Settlement Agreement’s provisions that tend to prevail jeopardize, diminish or affect -in any manner whatsoever- the MSA Trustee’s rights under the Restructuring Agreement or the MSA Trust.

Warranties, Representations and Indemnification.

Both of Petrobras and CIESA warrant and represent that neither all nor any portion of any of the claims currently maintained by CIESA in the New York Litigation (or maintained by CIESA as of May 10, 2011) has been assigned to any other person, including any affiliate of any Party.

Pampa warrants and represents that neither all nor any portion of the claims currently maintained by IA and/or AEI in the New York Litigation (or maintained by IA and/or AEI as of May 10, 2011) has been assigned to any other person, including any affiliate of any Party.

Each Party warrants and represents that the person executing this Settlement Agreement on its behalf is authorized to do so.

In the event any Party breaches any warranty, representation, or obligation as contained in this Settlement Agreement, that Party shall indemnify each other Party for all damages, expenses (including reasonable attorney’s fees) and other costs incurred by such Party as a result of such breach.

Execution in Counterparts.  This Settlement Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page by facsimile or PDF transmission shall be as effective as delivery of a manually executed counterpart.

Termination.  In the event that the transactions referred to in paragraph 3  above have not occurred on or before July 20, 2012, this Settlement Agreement shall terminate and cease to have any effect.

** **

This Offer Letter shall remain open for acceptance by Pampa and Petrobras until 5:00 p.m. (New York time) on July 13, 2012, and shall be deemed accepted upon performance by both Pampa and Petrobras of any action resulting from such acceptance, including the performance of any of the Settlement Transactions.

This Offer Letter shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours.

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.
By: ________________________________
Name:
Title:

Exhibit 2

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	X
COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A., Plaintiff, - against - AEI, f/k/a ASHMORE ENERGY INTERNATIONAL, f/k/a PRISMA ENERGY INTERNATIONAL INC. and INVERSIONES ARGENTINA I Defendant.	: : : : : :	Index No. 600245/09E Hon. Barbara R. Kapnick I.A.S. Part 39 STIPULATION OF DISCONTINUANCE OF CLAIMS WITH PREJUDICE
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	X

AEI and INVERSIONES ARGENTINA I,

Counterclaim-Plaintiff,

- against -

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A., PETROBRAS HISPANO ARGENTINA S.A., PETROBRAS ENERGÍA S.A., HÉCTOR DANIEL CASAL, CLAUDIO FONTES NUNES and RIGOBERTO MEJÍA ARAVENA,

Counterclaim-Defendants.

: : : : : : :
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -	X

IT IS HEREBY STIPULATED AND AGREED by and between the attorneys of record for all parties herein whereas no party is an infant, incompetent for whom a committee has been appointed or conservatee, and no person not a party has an interest in the subject matter of the action that, pursuant to CPLR 3217 and Local Rule 202.28, all claims and counterclaims that were asserted in the above-captioned action be and hereby are discontinued with prejudice.

IT IS FURTHER STIPULATED AND AGREED that this stipulation shall not be construed as a submission to personal jurisdiction by Héctor Daniel Casal, Claudio Fontes Nunes, or Rigoberto Mejía Aravena, all of whom expressly reserve all, and do not waive any, objections to personal jurisdiction.

Accordingly, Plaintiff/Counterclaim-Defendant Compañía de Inversiones de Energía S.A., Counterclaim-Defendants Petrobras Hispano Argentina S.A., Petrobras Energía S.A. (currently known as Petrobras Argentina S.A.), Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena, and Defendant/Counterclaim-Plaintiffs Inversiones Argentina I and AEI are hereby dismissed from the above-captioned action with prejudice.  No costs shall be granted to any party as against another.  This stipulation may be filed without further notice to any party.

Dated:

New York, New York

July __, 2012

WILK AUSLANDER LLP

By: _______________________________
Jay S. Auslander

Natalie Shkolnik

Julie Cilia

1515 Broadway, 43rd Floor

New York, New York 10036

Attorneys for Compañía de Inversiones de Energía S.A., Petrobras Hispano Argentina S.A., Petrobras Energía S.A (currently known as Petrobras Argentina S.A.)., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP By: Marco E. Schnabl Timothy G. Nelson Four Times Square New York, New York 10036-6522 Attorneys for Inversiones Argentina I and AEI

IT IS SO ORDERED.

J.S.C.

Exhibit 3

MUTUAL RELEASE OF CLAIMS RELATED TO THE NEW YORK ACTION

This mutual release, dated July __, 2012 (the “Mutual Release”) is entered into by and among Petrobras Argentina S.A. (“PESA”, formerly known as Petrobras Energía S.A.), Petrobras Hispano Argentina S.A. (“PHA”), Compañía de Inversiones de Energía S.A. (“CIESA”), Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena, on the one hand (collectively, the “PESA/CIESA Parties”), and AEI (formerly known as Ashmore Energy International and formerly known as Prisma Energy International Inc.) and Inversiones Argentina I (“IA”), on the other hand (collectively the “IA/AEI Parties,” and together with the PESA Parties, the “Parties”).

WHEREAS, on September 1, 2005 PESA, PHA and CIESA executed, together with Enron Pipeline Company Argentina S.A.; ABN Amro Bank N.V. Sucursal Argentina solely in its capacity as trustee of the MSA Trust; Goldman, Sachs & Co.; Cargill Financial Services International, Inc.; Fintech Energy, LLC; Marathon Special Opportunity Master Fund, Ltd.; Marathon Master Fund, Ltd.; Ashmore Emerging Markets Debt Fund; Asset Holder PCC Limited Re Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Global Special Situations Fund Limited; Ashmore Global Special Situations Fund 2 Limited; Ashmore Sicav Emerging Markets Debt Fund; Banco de la Nación Argentina; and Banco de La Provincia de Buenos Aires Grand Cayman Branch, a restructuring agreement, amended on May 31, 2006, on August 23, 2007, on March 25, 2008,on May 17, 2011 and on July __ 2012 (the “Restructuring Agreement”) with respect to certain Notes (Obligaciones Negociables) (the “Notes”) issued by CIESA on April 22, 1997 and two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and Morgan Guaranty MSA Trust Company of New York on August 4, 2000 (the “Derivatives”);

WHEREAS, CIESA brought claims against AEI in the Supreme Court of the State of New York, County of New York in connection with the Notes and the Restructuring Agreement, and AEI brought claims against the PESA/CIESA Parties in connection with the Notes, the Derivatives and the Restructuring Agreement, all such claims set forth in the action captioned Compañía de Inversiones de Energía S.A. v. AEI f/k/a Ashmore Energy International f/k/a Prisma Energy International Inc., AEI v. Compañía de Inversiones de Energía S.A., Petrobras Hispano Argentina S.A., Petrobras Energía S.A., Héctor Daniel Casal, Claudio Fontes Nunes and  Rigoberto Mejía Aravena, Index No. 600245/09E (the “New York Litigation”);

WHEREAS, IA represents that, pursuant to a transfer and assignment agreement dated January 27, 2011 by and between AEI and IA, AEI transferred and assigned to IA, among other rights and obligations, 100% of AEI’s interest in the Notes and the Derivatives as well as certain claims brought in the New York Litigation and the right to receive any proceeds that may be awarded to AEI and/or IA on account of any claims in the New York Litigation;

WHEREAS, by stipulation dated July __, 2012, having regard to a Settlement Agreement dated July __, 2012 among PESA, PHA, IA, CIESA and certain other parties (the “Settlement Agreement”), the parties filed a stipulation of discontinuance of claims with prejudice of the New York Litigation;

WHEREAS, the Parties desire to fully and finally settle and resolve any and all disputes and claims that were the subject of the New York Litigation;

NOW, THEREFORE, the Parties hereby agree as follows:

1.

IA/AEI Parties Release.  Subject to paragraph 4 below, the IA/AEI Parties, on behalf of themselves and on behalf of each of their predecessors, successors, parents, subsidiaries, and affiliated and/or related companies, and each of their respective present and former officers, directors, employees, representatives, partners, business entities, agents, attorneys, insurers, accountants, heirs, executors, administrators, conservators, assignors and assignees, and each of them (“IA/AEI Releasing Parties”) hereby knowingly and voluntarily fully and forever release and discharge the PESA/CIESA Parties and their predecessors, successors, parents, subsidiaries, and affiliated and/or related companies, and each of their respective present and former officers, directors, employees, representatives, partners, business entities, loan-out companies, agents, attorneys, insurers, accountants, heirs, executors, administrators, conservators, assignors and assignees, and each of them (“PESA/CIESA Parties Releasees”) from any and all claims, demands, liens, actions, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, judgments, orders, and liabilities of whatever kind and/or nature in law, equity or otherwise, whether known or unknown, that are based upon , relate or are connected to   or arise out of (i) the claims asserted in the New York Litigation, (ii) any claim involving AEI with respect to the Restructuring Agreement or any of the transactions or matters contemplated thereby, (iii) the Notes, the Derivatives or any of the transactions or matters contemplated thereby, (iv) any claim involving AEI with respect to any other investment by the IA/AEI Parties Releasees in any of the PESA/CIESA Releasing Parties or in Transportadora de Gas del Sur S.A. or (v) any actions, suits or proceedings (other than the New York Litigation) brought or commenced by any of the Parties in connection with any of the foregoing except the right to enforce this Mutual Release and/or the Settlement Agreement.  The claims released hereunder are sometimes referred to herein as the “IA/AEI Parties Released Claims.”

2.

PESA/CIESA Parties Release.  Subject to paragraph 4 below, the PESA/CIESA Parties, on behalf of themselves and on behalf of each of their predecessors, successors, parents, subsidiaries, and affiliated and/or related companies, and each of their respective present and former officers, directors, employees, representatives, partners, business entities, agents, attorneys, insurers, accountants, heirs, executors, administrators, conservators, assignors and assignees, and each of them (“PESA/CIESA Releasing Parties”) hereby knowingly and voluntarily fully and forever release and discharge the IA/AEI Parties and their predecessors, successors, parents, subsidiaries, and affiliated and/or related companies, and each of their respective present and former officers directors, employees, representatives, partners, business entities, loan-out companies, agents, attorneys, insurers, accountants, heirs, executors, administrators, conservators, assignors and assignees, and each of them (“IA/AEI Parties Releasees”) from any and all claims, demands, liens, actions, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, judgments, orders, and liabilities of whatever kind and/or nature in law, equity or otherwise, whether known or unknown, that are based upon , relate or are connected to or arise out of (i) the claims asserted in the New York Litigation, (ii) any claim involving AEI with respect to the Restructuring Agreement or any of the transactions or matters contemplated thereby, (iii) the Notes, the Derivatives or any of the transactions or matters contemplated thereby, (iv) any claim involving AEI with respect to any other investment by the IA/AEI Parties Releasees in any of the PESA/CIESA Releasing Parties or in Transportadora de Gas del Sur S.A. or (v) any actions, suits or proceedings (other than the New York Litigation) brought or commenced by any of the Parties in connection with any of the foregoing, except the right to enforce this Mutual Release and/or the Settlement Agreement. The claims released hereunder are sometimes referred to herein as the “PESA/CIESA Parties Released Claims.”

3.

Covenants Not to Sue.  Except for the purpose of enforcing the terms of this Mutual Release and/or the Settlement Agreement, and without prejudice to paragraph 4 hereof, (a) the IA/AEI Releasing Parties agree to refrain and forbear forever from commencing, instituting, prosecuting, or filing any claim for damages or demand in any forum, country or jurisdiction in connection with any lawsuit, action, arbitration or proceeding against the PESA/CIESA Parties Releasees, or any of them, or otherwise commencing or filing in any forum, country or jurisdiction any complaints or proceedings with any

government or regulatory entity, based upon , relating or connected to   or arising out of any of the IA/AEI Parties Released Claims, and (b) the PESA/CIESA Releasing Parties agree to refrain and forbear forever from commencing, instituting, prosecuting, or filing any claim for damages or demand in any forum, country or jurisdiction in connection with any lawsuit, action, arbitration or proceeding against the IA/AEI Parties Releasees, or any of them, or otherwise commencing or filing any forum, country or jurisdiction in any complaints or proceedings with any government or regulatory entity, based upon , relating or connected to or arising out of any of the PESA/CIESA Parties Released Claims.

4.

Other Agreements Not Affected.  This Mutual Release does not affect the validity or binding effect of (i) the Settlement Agreement; (ii) the Acta Acuerdo, dated April 28, 2011, (iii) the Memorandum of Agreement, dated May 10, 2011, (iv) the Fourth Amendment and the Fifth Amendment to the Restructuring Agreement, dated May 17, 2011, and July ___ 2012, respectively; (v) the Participation Agreement, dated May 17, 2011, (vi) the Shareholders’ Agreement, dated May 17, 2011; and (vii) the Trust Agreement, dated June 2, 2011, all of which have been entered into by and among IA and/or its affiliates (on the one hand) and PESA/CIESA and/or their affiliates (on the other), and other third parties, for the restructuring of the respective interests of the Parties in Transportadora de Gas del Sur S.A., nor does it affect such Parties’ right to mutually agree upon waivers and/or amendments of the provisions contained in the foregoing instruments, nor does it affect the validity and currency of the Restructuring Agreement (and the Parties’ rights thereunder).  The Restructuring Agreement is being continued in existence pursuant to the foregoing instruments (and subject to the terms thereof).  Notwithstanding anything to the contrary herein, (i) claims arising from the Restructuring Agreement, whether known or unknown, shall be included in the “IA/AEI Parties Released Claims,” to the extent that such claims are or were in existence on or before the date of this Mutual Release; and (ii) claims arising from the Restructuring Agreement, whether known or unknown, shall be included in the “PESA/CIESA Parties Released Claims,” to the extent that such claims are or were in existence on or before the date of this Mutual Release.  For the sake of clarity, the Parties do not waive, but to the contrary intend to reserve and do reserve all of their rights, claims, and defenses with respect to the Settlement Agreement and as to those Parties party thereto the Fifth Amendment to the Restructuring Agreement, dated July ___ 2012. For the sake of further clarity, each of the Parties acknowledges and agrees that AEI is not party to or bound by, and has no obligations or liability under, any of the agreements listed in the first sentence of this Section 4.

6

5.

Governing Law.  This Mutual Release shall be construed in accordance with, and governed by, the laws of the State of New York without giving effect to that State’s choice of law principles.

6.

Dispute Resolution.  Any disputes regarding or relating to any aspect of this Mutual Release’s formation, meaning, performance or breach, or arising out of or relating in any way to this Mutual Release, shall be determined exclusively by the federal or state courts of New York located in the Borough of Manhattan in the State of New York, and PESA, CIESA, AEI, and IA irrevocably submit to the jurisdiction of said courts and waive any objection to personal jurisdiction or convenience of the forum.  Notwithstanding anything to the contrary herein, Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena do not submit to the jurisdiction of said courts and expressly reserve all, and do not waive any, objections to personal jurisdiction and convenience of the forum.

7.

Confidentiality.  The Parties undertake to keep all matters covered by this Mutual Release confidential, except as may be reasonably necessary in connection with enforcing this Mutual Release and/or the Settlement Agreement.  No press release or public announcement may be made by any of the Parties in relation to any of the issues directly or indirectly related to this Mutual Release, without the other Parties’ prior and express written approval, unless it involves the performance of any statutory or regulatory obligation.

8.

Settlement Purposes Only.

This document is for settlement purposes only and is not admissible for any purpose in any judicial, non-judicial, arbitration or other proceeding, except as may be reasonably necessary in connection with enforcing this Mutual Release and/or the Settlement Agreement.  Nothing contained herein shall be construed as an admission of liability of any of the matters alleged in the New York Litigation or otherwise, and neither this Mutual Release, nor any of its terms or provisions, nor any of the negotiations or proceedings connected with it, shall be construed as or deemed in any judicial, non-judicial, arbitration or other proceeding, to be evidence of, or a presumption, concession, or admission by any Party hereto of, the truth of any fact alleged or the validity of any claim that has been, could have been or in the future might be asserted against any of them, or of any liability, fault, wrongdoing or otherwise by any of them.

9.

Assignment.  None of the Parties may assign the benefits of, or rights or obligations created by, this Mutual Release without the prior written consent of the other Parties.

10.

Signatories.  Each Party warrants and represents that the person executing this Mutual Release on its behalf is authorized to do so.

7

11.

Entire Agreement.  This Mutual Release, together with the Settlement Agreement (but only with respect to those Parties party thereto) , constitutes the entire agreement and understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understanding relating to the subject matter hereof.

12.

Amendment.  This Mutual Release may be amended, modified, superseded or canceled and any of the terms, covenants, representations, warranties or conditions hereof may be waived only by an instrument in writing signed by each of the Parties

13.

Effectiveness.  This Mutual Release shall become effective as of the date set forth above.

14.

Execution in Counterparts.  This Mutual Release may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page by facsimile or PDF transmission shall be as effective as delivery of a manually executed counterpart.

* * * SIGNATURE PAGES FOLLOW * * *

IN WITNESS WHEREOF, the authorized representatives of the Parties execute eight (8) counterparts of this Mutual Release.

PETROBRAS ARGENTINA S.A.

By:

Name:
Title:

PETROBRAS HISPANO ARGENTINA S.A.

By:

Name:
Title:

COMPAÑÍA DE INVERSIONES DE ENERGÍA S.A.

By:

Name:
Title:

INVERSIONES ARGENTINA I

By:

Name:
Title:

8

AEI

By:

Name:
Title:

HÉCTOR DANIEL CASAL

CLAUDIO FONTES NUNES

RIGOBERTO MEJÍA ARAVENA

9

EXHIBIT 4.3

Natural Gasoline Supply Agreement between TGS and Petroleo Brasileiro, dated December 7, 2012

Rio de Janeiro, December 7th, 2012

This contract (hereinafter the “Contract”) is entered into by and between:

PETROLEO BRASILEIRO S.A - PETROBRAS  a corporation duly organized and existing under the laws of Brazil, having its registered office located at Avenida República de Chile 65 – Centro – Rio de Janeiro, Brazil (hereinafter referred to as “Buyer”), and

TRANSPORTADORA DE GAS DEL SUR S.A., a corporation duly organized and existing under the laws of Argentina, having its registered office located at Don Bosco 3672, 5 floor, Buenos Aires, Argentina, (hereinafter referred to as  “Seller”, and together with Buyer referred as to the “Parties” and separately each of them a “Party”), and shall be governed by the following terms and conditions:

ARTICLE 1:

PARTIES

SELLER

TRANSPORTADORA DE GAS DEL SUR  S.A.

Don Bosco 3672 – 5 piso –Buenos Aires – Argentina

BUYER

PETROLEO BRASILEIRO S.A - PETROBRAS

Avenida República de Chile 65 – Centro – Rio de Janeiro, Brazil

CEP 20.031.912

ARTICLE 2:

PERIOD

From  December 10th, 2012 to November 30th, 2013 (

ARTICLE 3:

PRODUCT

Natural Gasoline tariff position according to NCM (Mercosur Common Nomenclature): 2710.12.49

ARTICLE 4:

QUALITY

Quality of the Product shall be as following specification:

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

ARTICLE 5:

QUANTITY

Approximately 95,000 mt. (ninety five thousand metric tons) Natural Gasoline, intended to be delivered as of 9,000 mt. (nine thousand metric tons) per month.

Any additional availability of Natural Gasoline that Seller may have for export ex Loading Port by ship during the period above mentioned in Article 2, exceeding the contractual quantity above mentioned in this Article 5 by a volume up to 25%, may be offered by Seller to Buyer and Buyer shall buy this offered quantity under the terms and conditions of this Contract (“Additional Supply”).

The quantities will be measured in vacuum.

ARTICLE 6:

DELIVERY

The Product shall be provided at and taken FOB Incoterms 2010 Posta N° 2; Puerto Galván; Bahía Blanca; Argentina (“Loading Port”). Posta N° 1 Puerto Galván Bahía Blanca; Argentina may be used as an alternative pier.

ARTICLE 7:

PRICE

The price (the “Price”) FOB Loading Port of the Product purchased and sold under this Contract shall be calculated as follows:

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

If any bill of lading date falls on a day where there is no published quotation, then the first (1st) published quotation immediately preceding the bill of lading date and the two (2) published quotations immediately following the bill of lading date shall apply.

DP: -6,49 USD/mt (MINUS SIX DOLLARS AND FORTY NINE CENTS PER METRIC TONS)

ARTICLE 8:

NOMINATION

Before the 11th Day of each month Seller shall inform the two (2) next loading deadlines and the Natural Gasoline maximum volumes to be loaded by Buyer in order to avoid any loss of production due to storage saturation and the stoppage of Seller’s plant located at General Cerri.

Buyer shall send the loading program (the “Proposed Program”), including the size of the cargo and vessel's name and specifying a five (5) Day range for each lifting (the “5 Day-Range”), before the 20th Day of the previous month, which includes a minimum quantity of  Product to be lifted by Buyer as indicated by Seller according to the preceding paragraph.

Seller (i) shall confirm its acceptance of the Proposed Program within the next following five (5) Days (the “Final Program”) or (ii) submit alternative ranges to Buyer (the “Amended Program”).

The Final Program shall be binding for both Parties.

In the event that an agreed program cannot be reached by the 25th Day of the previous month, the Amended Program will be binding for both Parties.

Four (4) Days before the first Day of each 5 Day-Range for each lifting, Buyer shall confirm a three (3) Day-laycan within (5) Day-Range.

Notwithstanding any other provisions contained herein, the Parties shall mutually agree acceptable changes to loading ranges (“laycan”) in order to reach, whenever possible, the optimum loading program for the Parties.

ARTICLE 9:

INVOICING AND PAYMENT

Payment shall be made in U.S. Dollar by telegraphic transfer within twenty (20) Days after B/L date (B/L date excluded) (“Payment Date”) to Seller’s appointed bank account against presentation of following documents:

a) Signed original commercial invoice

b) 3/3 original Bills of Lading issued or endorsed to the order of Buyer.

c) Certificate of origin.

d) Certificates of quality and quantity in vacuum issued by independent inspectors at Loading Port.

Seller will make its best efforts to present documents from “a)” to “c)” to Buyer by air courier within ten (10) working Days after B/L date.

If any documents from b) to d) are not available on the due date, Buyer agrees to pay Seller upon presentation of signed original commercial invoice and Seller Letter of Indemnity according to the model of Letter of Indemnity in Annex II.

If the cargo destination is a Mercosur country, Seller must present to Argentine competent authorities all necessary documents for the issuance of the certificate of origin in Mercosur format, within 8 (eight) Days from B/L date.  Should Seller lack the required documents to complete the issuing documents as per item c), Seller must reserve a number with the Argentine authorities within 10 (ten) Argentinean working Days from B/L date and deliver the documents in due time so  that the authorities are able to issue such certificate according to Mercosur regulation provided that procedure to calculate the Price are available within such deadline.

Upon completion of the above mentioned, Seller shall not be liable if Argentine authorities should fail to issue the certificate of origin in compliance with Mercosur regulations.

If Payment Date falls on Saturday or bank holiday other than a Monday, payment shall be made on the immediately preceding business day. If Payment Date falls on a Sunday or a Monday bank holiday, then payment shall be made on the immediately following business day.

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

If due to the issuance of any new Argentinean exchange market regulations, Seller is bound to request Buyer to make the Payment before Payment Date, then Buyer shall pay on the date requested by Seller and CBP and CPP (under the provisions of Article 8) shall be multiplied by [1-0.00025*PP], where PP stands for the number of Days that go by between the new date requested and Payment Date. This request from Seller shall be done before B/L date.

ARTICLE 10: INSPECTION

An inspector shall be appointed by Buyer who must be acceptable to Seller (the Inspector). The Inspector will witness the quantity and quality of the cargo. In case of dispute between Seller and nominated Inspector will be settle according to Article 18. All costs of inspection shall be supported by Buyer.

The inspection shall be in accordance with Clause 6 of the Annex I.

ARTICLE 11: LAYTIME AND DEMURRAGE

As per Annex I - Clause 5° .

ARTICLE 12: FORCE MAJEURE

The definitions, scope and effects of Force Majeure shall be governed by section 513 and 514 of the Argentine Civil Code.

Seller shall not be obligated to deliver or Buyer obligated to receive product hereunder when, while and to the extent that Seller is prevented from delivering the Product or Buyer is prevented from receiving the product due to, among others, acts of God, fires, accidents, strikes or other labor disturbances, pickets, war, declared or undeclared embargoes, perils of the sea, a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by any governmental entity (including allocations, priorities, requisitions, quotas and price controls), acts of civil or military authorities, disruption of Seller’s supplies or any other causes beyond the control of the party unable to perform whether or not similar to the causes herein specified. In any such event preventing performance, said performance shall be delayed for a period not to exceed thirty (30) Days provided that any liability for payment therefore existing under no circumstances be extinguished but shall, on the contrary, remain in full force and effect.

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

ARTICLE 15:

TITLE AND RISK

Title, risk and responsibility for the Natural Gasoline sold under this Contract shall pass from Seller to Buyer at the Delivery Point, as this term is defined in Annex I, when said Natural Gasoline passes the flange connecting the shore facilities with the vessel’s manifolds. Seller guarantees that any quantity of Natural Gasoline delivered and sold under this Contract shall be free and clear of any lien or encumbrance on the material title of the product.

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

ARTICLE 17: CLAIMS

Claims, if any, related to Quality, Quantity or Price must be filed within 60 (sixty) Days after the date of the Bill of Lading. Beyond that period, the Parties shall have no right of claim of any such items.

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

ARTICLE 19:

GENERAL TERMS AND CONDITIONS

Terms and Conditions, except specifically mentioned above, shall be in accordance with Incoterms 2010 with the latest amendments for FOB deliveries.

ARTICLE 21:

NOTICES

(a)

For all legal effects stemming from this Contract, the Parties establish their respective domiciles in the places mentioned below. Communications submitted by fax, with confirmed reception, will be considered reliable notifications.

(b)

The addresses of the Parties for purposes of this Contract are the addresses indicated below:

SELLER

Transportadora de Gas del Sur S.A.

Don Bosco 3672, 5 piso, Ciudad Autónoma de Buenos Aires – República Argentina.

Att.: Mr. Juan Ignacio de Urraza

e-mail: juan_de_urraza@tgs.com.ar

Phone Number: +54 11 4865 9060 ext. 1144

Fax Number: +54 11 4865 9060 ext. 1170

BUYER

Petroleo Brasileiro S.A. – Petrobras S.A.

Avenida República do Chile 65 – 13° Andar – Centro

Rio de Janeiro – Cep 20.031.912

Clean Products Manager

Att. Mrs. Ticiana Jereissati de Araujo

e-mail: TICIANA@PETROBRAS.COM.BR

Phone number: +55 21 3224-2430

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

Puerto Galván – Bahía Blanca - Argentina

1.

DEFINITIONS

For the purpose of this Contract, the following terms have the following meanings (as hereinafter defined), unless the context otherwise requires,

“Additional  Supply”: This term is defined in Article 5 – Quantity - of the Contract

“Amended Program”: This term is defined in Article 8 – Nomination - of the Contract

“Contract” means these “Natural Gasoline Sale and Purchase Contract“ jointly with any other document incorporated or “herein” or “hereunder” referred to in the Contract , including Annex I, Annex II, Annex III  and Annex IV.

“Business Day” means any day that is not Saturday, Sunday or public holyday in Argentina, England and Brazil.

“Buyer” means PETROLEO BRASILEIRO S.A. - PETROBRAS

“Day” means a period of 24 (twenty-four) hours starting from 00.00 hours midnight and ending 24 (twenty-four) hours later. All the Days referred to are calendar days.

“Delivery Point” means the hose flange connecting the entry valve of Terminal with the vessel’s manifold.

“ETA” means Estimated Time of Arrival.

“Final Program”: This term is defined in Article 8 – Nomination - of the Contract

“5 Day-Range”: This term is defined in Article 8 – Nomination - of the Contract

“FORCE MAJEURE” shall have the meaning of Article 513 and 514 of Argentine Civil Code.

“Loading Port” shall mean Posta Nª 2 - Puerto Galván; Bahía Blanca; República Argentina.

“Mercosur”: Southern Common Market - an union between Argentine Republic, Federative Republic of Brazil, Republic of Paraguay, Oriental Republic of Uruguay, and Bolivarian Republic of Venezuela.

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

“Payment Date”: This term is defined in Article 9 – Invoicing and Payment – of the Contract.

“Port Regulations” shall mean the regulations issued by Consorcio de Gestión del Puerto de Bahía Blanca and Prefectura Naval Argentina, from time to time. In the event of any conflict between this Annex I and the Port Regulations, the latter shall prevail.

“Price”: means the price of the Product.

“Product”: Natural Gasoline

“Proposed Program”: This term is defined in Article 8 – Nomination - of the Contract

“CGPBB”: Consorcio de Gestión del Puerto de Bahía Blanca.

“PNA”: Prefectura Naval Argentina.

“Seller ”: means Transportadora de Gas del Sur S.A.

“Terminal” means the reception, loading and storage at Seller’s installations and facilities at Loading Port.

2.

DELIVERY

2.1

The Natural Gasoline under this Contract shall be delivered to Buyer in bulk Free On Board nominated vessels provided by Buyer at the loading Terminal.

2.2

Vessel shall comply with current Port Regulations and must be acceptable to TGS through its Department of Vetting. Notwithstanding the criteria to accept or refuse the vessel is discretionary to Seller. The acceptance of the vessel will not release Buyer from his obligations described hereinafter.

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

8

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

9

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

5.

LAYTIME AND DEMURRAGE

5.1

Seller shall be allowed a laytime period of fifty four (54) hours to complete the loading of any size of cargo of Natural Gasoline up to six thousand and five hundred metric tons (6.500 mt.) (maximum size of cargo).

If a larger cargo is agreed, Seller shall be allowed to add one (1) extra hour for each one hundred and thirty metric tons (130 mt) exceeding the six thousand and five hundred metric tons (6.500 mt.) agreed upon.

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

5.11

If, as a result of exchange regulations – in force at any time – for the purchase of foreign currency for payments abroad, Seller failed the honor any kind of payment under this Contract – including demurrages as set forth in this article – the Parties agree to make their best efforts in order to overcome said inability to pay or otherwise to amend the Contract so that Seller can honor its payment obligation.

6.

MEASUREMENT, SAMPLING AND INSPECTION

6.1

The quantity and quality of Natural Gasoline will be determined at Terminal by the Inspector (as per Article 10) by measuring the shore calibrated tanks immediately before and after loading.

The results of this inspection, which includes but is not limited to measurement, sampling and testing, shall be treated as conclusive as to quantity and quality loaded in accordance with ASTM D1298  with approved methods as published by the API in the Manual of Petroleum Measurement Standards (hereinafter API Manual).The specific density shall be calculated analytically by the Inspector at each lifting through chromatography and used in the calculation of quantity in vacuum.  The conversion factor from gallons to cubic meters shall be as per Table 58 – ASTM D1250 and IP 200U.S. Gallons, Barrels, per Metric ton.  The chromatographic density shall be calculated to four (4) decimal places.

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

Annex II

LETTER OF INDEMNITY

We refer to a cargo of ________ metrics tons of Natural Gasoline shipped on board the vessel ____________________ at the Port of Galván – Bahía Blanca (Argentina) pursuant to Bills of Lading dated on __________________ (the “Sale”).

Although we have sold and transferred title of said cargo to you, we have been unable to provide you with the original Bill of Lading and other shipping documents covering the Sale. In consideration of payment of the full purchase of xxx United States dollars by Buyer, we hereby expressly warrant that we have marketable title of the cargo, free and clear of any lien or encumbrance to such material, and that we have full right and authority to transfer such title and effect delivery of such material to you.

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

This letter of indemnity shall be governed by the laws of England and Wales and any dispute shall be referred to arbitration in accordance with the terms of the NATURAL GASOLINE SALE AND PURCHASE CONTRACT, DATED DECEMBER 10th 2012, executed by and between Petroleo Brasileiro S.A. - Petrobras  (as “Buyer”) and Transportadora de Gas del Sur S.A. (as “Seller”).

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

I, Javier Gremes Cordero, certify that:

1.

I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

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

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 24, 2013

/s/ Javier Gremes Cordero
Javier Gremes Cordero
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Gonzalo Castro Olivera, certify that:

1.

I have reviewed this annual report on Form 20-F of Transportadora de Gas del Sur S.A.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

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

c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 24, 2013

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2012 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 24, 2013

/s/ Javier Gremes Cordero
Javier Gremes Cordero
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (the “Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2012 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 24, 2013

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 15.3

Letter from KPMG to the Securities and Exchange Commission,

pursuant to Item 16F of Form 20-F

April 24, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Transportadora de Gas del Sur S.A. and, under the date of April 24, 2012, we reported on the consolidated financial statements of Transportadora de Gas del Sur S.A. as of and for the years ended December 31, 2011 and 2010, and the effectiveness of internal control over financial reporting as of December 31, 2011. On April 12, 2012, we were notified that Transportadora de Gas del Sur S.A. engaged Price Waterhouse & Co. S.R.L. as its principal accountant for the year ending December 31, 2012 and that the auditor-client relationship with KPMG will cease upon completion of the audit of Transportadora de Gas del Sur S.A.’s consolidated financial statements as of and for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, and the issuance of our reports thereon. On April 24, 2012, we completed our audit and the auditor-client relationship ceased. We have read Transportadora de Gas del Sur S.A.’s statements included under Item 16F of its Form 20-F to be dated April 24, 2013, and we agree with such statements.

Very truly yours,

KPMG

(Member firm of KPMG International Cooperative)

/s/Jorge E. Dietl

Jorge E. Dietl

Partner

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2012 and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2012 present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) at December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 13 to the consolidated financial statements.

As indicated in Note 2.t. to the consolidated financial statements, the Company will adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the first time for the year ended December 31, 2013. According to Rule 562 of the Comisión Nacional de Valores (CNV), these consolidated financial statements should include a summarized note with certain reconciliations between Argentine GAAP and IFRS. The items and/or amounts in these reconciliations are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended December 31, 2013 are issued.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Carlos N. Martínez (Partner)
Carlos N. Martínez Partner

Buenos Aires, Argentina

April 24, 2013

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

Buenos Aires, Argentina

April 24, 2012

/s/ KPMG

(Member firm of KPMG International Cooperative)

Jorge E. Dietl

Partner

TRANSPORTADORA DE GAS DEL SUR S.A.

	2012	2011	2010
Net revenues (Note 3)	2,574,968	1,853,875	1,653,001
Cost of sales (Note 14.f.)	(1,351,734)	(936,986)	(859,201)
GROSS PROFIT	1,223,234	916,889	793,800
Administrative expenses (Note 14.h.)	(94,268)	(86,998)	(77,661)
Selling expenses (Note 14.h.)	(423,233)	(277,398)	(230,662)
Other operating expenses (1)	-	-	(122,084)
OPERATING INCOME	705,733	552,493	363,393
Other expenses, net (Note 2.r.)	(11,177)	(5,686)	(4)
Gain on related companies	90	1,479	1,202
Net financial expenses (Note 2.r.)	(325,085)	(188,813)	(163,166)
NET INCOME BEFORE INCOME TAX	369,561	359,473	201,425
Income tax expense (Note 2.l.)	(130,343)	(128,794)	(68,319)
Minority interest	-	-	-
NET INCOME FOR THE YEAR	239,218	230,679	133,106
Net income per share (Note 2.s.)	0.30	0.29	0.17
Net income per ADS (Note 2.s.)	1.51	1.45	0.84

(1) Corresponds to the tariff increase revenue derecognition (Note 7.a.).

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Shareholders' contributions			Retained earnings					
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Voluntary reserve	Future Dividends Reserve	Future Capital Expenditures Reserve	Accumulated retained earnings	Total shareholders' equity
Balances at December 31, 2009	794,495	1,145,012	1,939,507	199,354	-	-	-	1,082,247	3,221,108
Adjustment on prior year (see Note 2.a.)	-	-	-	-	-	-	-	(625,077)	(625,077)
Modified balance at the beginning of year	794,495	1,145,012	1,939,507	199,354	-	-	-	457,170	2,596,031
Resolutions of the Ordinary Shareholders´Meeting held on April 16, 2010:									
Appropriation to legal reserve	-	-	-	8,919	-	-	-	(8,919)	-
Cash dividends	-	-	-	-	-	-	-	(30,325)	(30,325)
Net income for the year	-	-	-	-	-	-	-	133,106	133,106
Balances at December 31, 2010	794,495	1,145,012	1,939,507	208,273	-	-	-	551,032	2,698,812
Resolutions of the Ordinary Shareholders´Meeting held on April 29, 2011									
Appropriation to legal reserve	-	-	-	5,111	-	-	-	(5,111)	-
Voluntary Reserve	-	-	-	-	164,128	-	-	(164,128)	-
Cash dividends	-	-	-	-	-	-	-	(976,000)	(976,000)
Resolution of the Ordinary Shareholders´Meeting held on December 21, 2011									
Deferred tax liability recognition	-	(594,207)	(594,207)	-	-	-	-	594,207	-
Net income for the year	-	-	-	-	-	-	-	230,679	230,679
Balances at December 31, 2011	794,495	550,805	1,345,300	213,384	164,128	-	-	230,679	1,953,491
Resolutions of the Ordinary Shareholders´Meeting held on April 12, 2012									
Legal Reserve	-	-	-	11,534	-	-	-	(11,534)	-
Future Dividends Reserve	-	-	-	-	(164,128)	268,291	-	(104,163)	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	114,982	(114,982)	-
Resolution of the Ordinary Shareholders´Meeting held on December 6, 2012									
Cash dividends	-	-	-	-	-	(150,000)	-	-	(150,000)
Net income for the year	-	-	-	-	-	-	-	239,218	239,218
Balances at December 31, 2012	794,495	550,805	1,345,300	224,918	-	118,291	114,982	239,218	2,042,709

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) as approved by Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”) and ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company is set forth in Note 13 to these consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, the parent company’s individual financial statements have been omitted since they are not required for SEC reporting purposes.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”) over which the Company has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the CPCECABA. The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

Detailed data reflecting subsidiary direct control as of December 31, 2012, 2011 and 2010 is as follows:

Company	% of shareholding and votes			Closing date	Legal address
	2012	2011	2010
TELCOSUR S.A.	99.98%	99.98%	99.98%	December 31,	Don Bosco 3672, 6th Floor Autonomous City of Buenos Aires

Certain reclassifications of prior year information have been made to conform to the current year presentation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

a)

Adjustments on prior year information

On October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with a debit to Accumulated Retained Earnings in any interim period or fiscal year-end until the end of the year immediately preceding the first interim period in which the IFRS will be applied. The cumulative effect of the adoption of these new valuation and disclosure rules was given effect on shareholder´s equity at December 31, 2009 for the total amount of Ps. 625,077.

Moreover, Resolution No. 576 allows the shareholders at the General Annual Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders’ Equity, which do not represent shares or reserved earnings. To that purpose, and following the provisions of said CNV Resolutions, the General Annual Shareholders’ Meeting held on December 21, 2011 approved the reallocation of the debit in the amount of Ps. 594,207 from Accumulated Retained Earnings at the beginning of the year ended December 31, 2011 to the reallocated Inflation Adjustment to Common Stock allocated in the Shareholders’ Equity. Said change in the accounting valuation method represented a positive impact of Ps. 29,957 on the Net Income for the year ended December 31, 2011.

The application of this new accounting valuation method was made on a retroactive basis. The effect of the change in the accounting valuation method, was a decrease of Ps. 594,207 and Ps. 625,077 in the Accumulated Retained Earnings at the beginning of the years ended December 31, 2011 and 2010, respectively. Moreover, said change in the accounting valuation method represented a positive impact of Ps. 30,870 and Ps. 31,594 on the Net Income for the years ended December 31, 2010 or 2009, respectively.

The accounting information of the financial statements for the year ended December 31, 2011 disclosed for comparative purposes has been modified according to the provisions of TR No. 17 of the Argentine Federation for disclosure on a uniform basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

On March 25, 2003, the Executive Branch issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with Argentine GAAP, which stipulate that financial statements should be restated as of September 30, 2003. If the Company had applied inflation accounting for the period from March 1 to September 30, 2003, the non-recognized inflation effect on net income and shareholders’equity for the fiscal years ended December 31, 2012, 2011 and 2010 would not have been significant.

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

In light of the financial situation of MetroGAS S.A. (“MetroGAS”), its accounts receivable have been valued at their present value based on an estimated a market interest rate. For further information, see Note 9.e).

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

f)

Inventories

Inventories consist of natural gas of TGS (in excess of the “Line Pack” classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Due to the fact that the inventories have a high turnover, they have been valued at monthly average cost which does not differ significantly from the replacement cost or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Unrealized gains and losses on time deposits and mutual funds are included in “Net financial expenses,” in the consolidated statement of income.

h)

Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrue interest have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax, or “VAT”) recorded as a result of the reversal of the tariff increase (Note 7.a.) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

i)

Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50%, which are comprised of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), have been accounted for under the equity method based on such companies’ financial statements as of September 30, 2012 and 2011. These financial statements were prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2012 and 2011, the investment in Link has been adjusted by Ps. 3,642 and Ps. 3,783, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2012 of Link, TGU and EGS from this date to December 31, 2012; and, (ii) the financial statements as of September 30, 2011 of Link, TGU and EGS from this date to December 31, 2011.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate.” Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at the end of the period, while its common stock and retained earnings accounts have been translated using historical exchange rates.

j)

Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$561.2 million. This price was the basis to determine a total value of common stock of US$801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$395.0 million, resulted in a total value for property, plant and equipment of US$1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Contract, has been restated for the effects of inflation as described in Note 2.c).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

- Financial charges capitalization: The Company capitalizes financial expenses on long term construction projects. Financial expenses capitalized were Ps. 16,056 and Ps. 18,200 for the years ended December 31, 2012 and 2011, respectively.

When events or changes in circumstances indicate that the carrying value of these assets may not be recoverable, and at the end of each year, the Company evaluates the carrying value of its long-lived assets for impairment, by comparing the carrying value of the assets with its fair value which is calculated based on the projected cash flow discounted at a rate commensurate with the risk involved. If the carrying value of the assets is higher than its fair value, a loss would be recognized based on the amount by which the carrying value exceeds fair value.

Based on the estimates made as discussed in Note 2.b) and relying on assumptions about the outcome of the tariff renegotiation process, the effects of inflation, and changes in the U.S. dollar exchange rate, the Company’s management believes that the recorded value of property, plant and equipment does not exceed its fair value. However, it is reasonably possible that the Company’s conclusion that these assets are not impaired could change should the assumptions develop differently than expected by management.

k)

Intangible assets

Intangible assets have been valued at their historical cost less accumulated amortization.

Debt issuance costs relating to the notes issued on May 14, 2007 (Note 6) are being amortized over the term of the notes.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The expenses related to the creation of the Global Medium Term Program in 2007 were amortized over a 5-year period (Note 6).

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

The reconciliation between the income tax computed for tax purposes and the income tax expense charged to the statement of income is as follows:

	2012	2011	2010
Estimated current income tax expenses	172,272	149,279	154,180
Deferred income tax benefit	(43,277)	(19,714)	(46,432)
Income tax to be recovered(1)	-	-	(38,776)
Income tax loss carryforward	1,348	(771)	(653)
Income tax expense	130,343	128,794	68,319

(1) Corresponds to the reversal of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.)

The components of the net deferred tax liability as of December 31, 2012 and 2011, are the following:

	2012	2011
Deferred tax assets
Allowance for doubtful accounts	1,219	1,175
Tax credits discounted value	10,950	3,347
Other provisions	3,946	2,343
Account receivables discounted value	3,568	-
Provision for contingencies	49,371	46,406
Income tax loss carryforward	-	1,424
Total gross deferred tax assets	69,054	54,695
Deferred tax liabilities
Deferred revenues	237	356
Current investments	111	9
Intangible assets	872	1,197
Property, plant and equipment, net	628,881	656,033
Total gross deferred tax liabilities	630,101	657,595
Net deferred tax liability (Notes 4.d and 4.i) (1)	(561,047)	(602,900)

(1) Net of deferred tax asset of Ps. 67 and Ps. 1,548 recorded under “Other non-current receivables” as of December 31, 2012 and 2011, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2012, 2011 and 2010 as follows:

	2012	2011	2010
Pre-tax income	369,561	359,473	201,425
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory income tax rate	129,346	125,816	70,499
Permanent differences at statutory income tax rate
- Inflation adjustment	-	-	264
- Non-taxable income and non-deductible expenses	(120)	(657)	(368)
- Others	1,117	3,635	(2,076)
Income tax expense	130,343	128,794	68,319

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

As of December 31, 2012 and 2011, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

n)

Advances in kind from customers

Advances in kind from customers are recognized initially at their fair value. Subsequent to initial recognition, advances in kind from customers are measured at their amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

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

The Company has certain contingent liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Contingencies and allowances are disclosed in Notes 9 and 14.e), respectively.

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

q)

Revenue recognition

Revenues from firm contracts for gas transportation services are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain contracts for the production and commercialization of liquids, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other contracts for the production of liquids and for other services, revenues are recognized when services are rendered.

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

The breakdown of “Other expenses, net” line item for the years ended December 31, 2012, 2011 and 2010, include the following items:

	2012	2011	2010
Net increase in allowances and provision for contingencies (Note 14.e.)	(13,374)	(24,935)	(22,808)
Revenue from liquids contract termination agreement	-	16,044	-
Revenue from firm transportation contract termination agreement	-	-	18,575
Others	2,197	3,205	4,229
Total	(11,177)	(5,686)	(4)

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The breakdown of “Net financial expenses” line item for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Generated by assets
Interest income	35,656	34,244	(790)
Foreign exchange gain	70,090	58,900	46,155
Total	105,746	93,144	45,365

Generated by liabilities
Interest expense	(177,153)	(144,517)	(128,806)
Foreign exchange loss	(228,989)	(117,346)	(66,711)
Result of the debt prepayment	-	-	5,129
Other expenses and financial charges	(24,689)	(20,094)	(18,143)
Total	(430,831)	(281,957)	(208,531)
Total net financial expenses	(325,085)	(188,813)	(163,166)

s)

Earnings and dividends per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2012, 2011 and 2010 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B Shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

t)

New accounting rules

On December 29, 2009, CNV issued Resolution No. 562 which provides for the application of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) are required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for the interim periods and fiscal year beginning January 1, 2012.

On January 24, 2012, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies the CNV issued Resolution No. 600 which postponed the mandatory adoption of IFRSs for such companies until the interim periods and fiscal year beginning January 1, 2013. Subsequently, on December 20, 2012, the CNV, through Resolution No. 613, provided the reasons that the licensee companies of public natural gas transportation and distribution companies and their controlling companies are outside the scope of IFRIC 12 and that these companies must prepare their financial statements on the basis of IFRS as of January 1, 2013

As a part of the first-time adoption of IFRS, the Company has considered certain valuation and procedures established in IFRS 1 – First-time adoption of IFRS (“IFRS 1”) and that the Company must follow when adopting IFRS for the first time. In particular, the Company has adopted the following:

-

Transition date: The Company opted to consider January 1, 2012 as its transition date to measure assets and liabilities according to IFRSs.

-

Deemed cost of Property, Plant and Equipment (“PP&E”): TGS considered the “deemed cost” as of the transition date to IFRS to be the cost of the PP&E restated according to the methodology used under Argentine GAAP as described in Note 2.c. to these consolidated financial statements. Furthermore, the Company will maintain as part of the deemed cost the capitalized foreign exchange loss in the balance of PP&E in accordance with Resolutions No. 3/2002 and No. 87/03 of the CPCECABA. For further information regarding the capitalized foreign exchange loss, see Note 2.j.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

-

Loan Cost (Capitalized foreign exchange loss): Prior to the transition date, the Company capitalized the foreign exchange loss arising from the devaluation of the Argentine peso under Argentine GAAP on major works where construction will extend over the time. After the transition date, according with IAS 23 (“Borrowing Costs”), such foreign exchange loss shall be capitalized only the extent that it is regarded as an adjustement to interest costs.

Moreover, the IFRSs establish alternative criteria regarding measurement after recognition of assets and liabilities. The Company considered the following alternative method:

-

Measurement after recognition of components of PP&E: When adopting IFRSs for the first time, an entity may choose the treatment for the measurement of components of PP&E. International Accounting Standard 16 – Property Plant and Equipment provides that an entity shall choose either the “cost model” or the “revaluation model.” The Company has chosen to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of the assets, determined as of the transition date, as described above.

Principal impacts of the  implementation of IFRS

Reconciliations required by IFRS

The foregoing reconciliations and related information are for illustrative purposes only and could be subject to change. The amounts under IFRS will only be final when TGS issues the consolidated financial statements for 2013, the year in which it adopts IFRS for the first time in conformity with CNV regulations. IFRS is not the primary GAAP for the Company for the years ended December 31, 2012, 2011 and 2010, and no corporate or legal decision may be made on the basis of the IFRS information provided.

According to the provisions of TR No. 26 (modified by the TR No. 29) approved by the Argentine Federation, reconciliations of equity determined in accordance with the professional accounting standards effective at the date of transition to IFRS, and in accordance with IFRS at January 1, 2012 and December 31, 2012 and the reconciliation of comprehensive income for the year ended December 31, 2012 are included below. Accordingly, the Company considered for the preparation of reconciliations those estimates in accordance with IFRS that shall be applicable for the preparation of its financial statements as of December 31, 2013.

The items and amounts included in these reconciliations may be modified as a result of new standards and / or interpretations and significant new events relating to the Company between the date of the issuance of these consolidated financial statements and December 31, 2013, the ending balance sheet date for the year in which the Company will apply IFRS for the first time.

•

Reconciliation of net assets at January 1, 2012 and December 31, 2012

	Reference	1/1/2012	12/31/2012
Shareholders’ Equity under Argentine GAAP		1,953,491	2,042,709
Non-controlling interest		1	1
Subtotal		1,953,492	2,042,710
Effect of the reversal of the foreign exchange loss	1.1	-	(10,132)
Effect of the adjustments on related companies	1.2	(2,372)	(2,257)
Tax effect of the adjustments to IFRS	1.3	-	3,546
Shareholders’ equity under IFRS		1,951,120	2,033,867

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

•

Reconciliation of comprehensive income for the year ended December 31, 2012

	Reference	12/31/2012
Net income according to Argentine GAAP		239,218
Effect of the reversal of the foreign exchange loss	1.1	(10,132)
Effect of the adjustments on related companies	1.2	115
Tax effect of the adjustments to IFRS	1.3	3,546
Comprehensive income under IFRS		232,747

Attributable to:
Shareholders of the company		232,747
Non-controlling interest		-
		232,747

Recognition and measurement differences

Management has identified the following major identifiable differences in measurement:

1.1

In accordance with professional accounting standards effective at the date of transition to IFRS the Company has capitalized as part of the cost of major construction projects whose construction will extend over time foreign exchange differences and interest accrued on loans affected by the construction of such assets. For purposes of the application of IFRS, the Company has accrued interest only on affected loans. Consequently, the conversion to IFRS adjustment reflects the foreign exchange differences that in accordance with IFRS would not be permitted to be capitalized.

1.2

The effect of the adjustments in the equity and the results of companies accounted for under the equity method.

1.3

The tax effect of the adjustments made in the process of transition to IFRS.

Disclosure differences

Management has identified the following major identifiable differences in disclosure:

2.1

Under IFRS, expenses in the income statement can be grouped by their nature or according to the type of activity (operation, administration and commercialization).

2.2

Items that under effective professional accounting standards approved by CPCECABA are allocated to “Other expenses,” net, under IFRS should be reclassified to operating results or financial results, as appropriate.

2.3

Under IFRS, advances to suppliers for acquisition of fixed assets are disclosed as Other Receivables. Under Argentine GAAP, they are recorded as PP&E.

2.4

Under IFRS, non-controlling interest is recorded as part of the Shareholders’ equity. Under Argentine GAAP, it is recorded as a middle line between liabilities and Shareholders’ equity.

2.5

Under IFRS, cash and cash equivalents include cash and those investments with an original maturity of less than three months. Under Argentine GAAP current investments include both those considered as cash and cash equivalents and those that are not.

In addition, in the case of interim financial statements, IFRS permits the preparation of “condensed” financial statements that are more summary in character than those for annual periods under IFRS and whose content differs in certain respects from those presented currently under effective professional accounting standards approved by CPCECABA.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Moreover, IFRS establishes more requirements regarding disclosure (basically for the annual financial statements) than Argentine GAAP including, among others, information about financial risk administration of the Company, related parties, categorization of financial instruments and the fair value of assets and liabilities.

Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

On September 13, 2012, CNV issued Resolution No. 609 which provides that the positive difference between the balance of accumulated retained earnings at the beginning of the first fiscal year adopting IFRS and its balance at the end of the last fiscal year applying  effective accounting standards, shall be reallocated to a special reserve. This special reserve shall not be distributed to the shareholders, either in cash or in kind, and it only shall be withdrawn for its capitalization or to absorb a negative balance in the Accumulated Retained Earnings account.

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

For the years ended December 31, 2012, 2011 and 2010, the Company classifies its businesses into three segments: Natural Gas Transportation Services, Liquids Production and Commercialization and Other Services. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products, although interrelated, and/or serves different markets.

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

As of and for the year ended December 31, 2012	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	603,355	1,835,738	135,875	-	2,574,968
Operating income / (loss)	109,589	683,086	30,807	(117,749)	705,733
Depreciation of property, plant and equipment	163,293	44,918	15,414	10,045	233,670
Additions to property, plant and equipment	146,561	33,918	13,139	17,458	211,076
Identifiable assets	3,691,180	678,749	287,450	908,060	5,565,439
Identifiable liabilities	486,855	179,892	17,040	2,838,942	3,522,729

As of and for the year ended December 31, 2011	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	575,639	1,179,174	99,062	-	1,853,875
Operating income / (loss)	150,480	507,848	4,367	(110,202)	552,493
Depreciation of property, plant and equipment	159,371	41,522	12,856	6,639	220,388
Additions to property, plant and equipment	106,012	33,231	26,450	11,484	177,177
Identifiable assets	3,621,981	617,823	253,070	531,292	5,024,166
Identifiable liabilities	445,697	162,762	13,325	2,448,890	3,070,674

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

The Company renders gas transportation services principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
MetroGAS S.A.	184,288	182,503	183,492
Camuzzi Gas Pampeana S.A.	98,062	96,877	93,183
Gas Natural BAN S.A.	70,487	70,102	69,928
Petrobras Argentina (Note 10)	32,360	32,801	32,888
Camuzzi Gas del Sur S.A.	24,388	23,827	24,435

As of December 31, 2012, 2011 and 2010, significant customers in the production and commercialization of liquids segment were Petrobras International Finance Company (“PIFCo”), a subsidiary of Petróleo Brasileiro S.A. (“Petroleo Brasileiro”), PBB-Polisur S.A. (“Polisur”), Petredec Limited (“Petredec”), Trafigura Beheer B.V. Amsterdam (“Trafigura”), Petroleo Brasiliero and Petrobras Global Trading BV (“Petrobras Global”). Net revenues from these customers (including sales of liquids made on behalf of third parties, from which TGS withholds charges for the production and commercialization of liquids) for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
PIFCo	-	9,332	490,166
Polisur	580,325	367,059	329,581
Petredec	342,757	567,734	-
Trafigura	34,831	186,016	275,003
Petroleo Brasileiro	256,447	195,094	-
Petrobras Global	487,314	-	-

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

4.

SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2012 AND 2011

	2012		2011
a)	Current accounts receivable, net
	Gas transportation
	Common	135,488	90,843
	Related parties (Note 10)	7,490	5,420
	Subtotal	142,978	96,263
	Production and commercialization of liquids
	Common	99,932	165,346
	Related parties (Note 10)	140,658	41,863
	Subtotal	240,590	207,209
	Other services
	Common	42,004	30,303
	Related parties (Note 10)	27,670	10,646
	Subtotal	69,674	40,949
	Allowance for doubtful accounts	(4,124)	(3,997)
	Total	449,118	340,424
b)	Other current receivables
	Tax credits	54,159	488
	Prepaid expenses	11,040	8,807
	Advances to suppliers	25,045	31,898
	Subsidies receivable	21,560	19,599
	Tax to be recovered	-	1,276
	Others	13,417	9,493
	Total	125,221	71,561
c)	Non-current accounts receivable
	MetroGAS (1)	27,176	27,176
	Gas trust fund	45,580	45,946
	Profertil S.A. (“Profertil”)	2,477	6,165
	Allowance for doubtful accounts (1)	(27,176)	(27,176)
	Total	48,057	52,111

d)	Other non-current receivables
	Deferred income tax (Note 2.l)	67	1,548
	Easement expense to be recovered	5,658	4,536
	Tax credits (2)	41,163	63,239
	Others	3,987	4,671
	Total	50,875	73,994

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

		2012	2011
e)	Accounts payable
	Suppliers	306,893	237,090
	Customers (credit balances)	36,550	26,693
	Related companies	18,906	27,756
	Total	362,349	291,539
f)	Current taxes payable
	Income tax (net of advances and others)	28,876	22,124
	VAT	-	2,579
	Tax on exports	36,884	18,080
	Others	8,088	6,353
	Total	73,848	49,136

g)	Current advances from customers (3)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742
	Gas Trust	6,578	10,143
	Total Austral S.A. (“Total Austral”)	4,770	4,770
	Pan American Sur S.R.L. (“PAS”)	3,180	3,180
	Others	3,369	4,373
	Total	24,639	29,208
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d)	-	4,541
	Other provisions	1,632	403
	Provision for compensation for Board of Directors and Supervisory Committee	863	800
	Total	2,495	5,744
i)	Non-current taxes payable
	Deferred income tax (Note 2.l)	561,114	604,448
	Total	561,114	604,448
j)	Non-current advances from customers (3)
	Aluar	171,948	178,690
	Total Austral	15,105	19,875
	YPF	9,571	-
	Pan American Energy S.R.L. (“PAE”)	-	70,287
	PAS	66,825	12,069
	Others	16,113	205
	Total	279,562	281,126

(1) Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.e).

(2) As of December 31, 2012 and 2011, includes Ps. 38,214 and Ps. 60,291, respectively, of income tax and VAT credits generated by the reversal of the tariff increase credit (see Note 7.a.), collection of which will be pursed through a tax recovery appeal.

 (3) These advances are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Cash and banks (1)	87,141	234,209	470,129
Current investments	744,426	225,083	619,351
Current investments with an original maturity of more than three months	(138,523)	(112,640)	-
Total cash and cash equivalents	693,044	346,652	1,089,480

(1)  As of December 31, 2012, 2011 and 2010, includes Ps. 47,729, Ps. 71,155 and Ps. 401,963, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2012	2011	2010
Acquisition of property, plant and equipment through an increase in accounts payable	8,672	15,836	25,158
Financial charges capitalization	16,055	18,200	10,645

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of December 31, 2012, 2011 and 2010 for Ps. 70,370, Ps. 36,093 and Ps. 36,783, respectively.

6.

LOANS

Short-term and long-term debt as of December 31, 2012 and 2011 comprise the following:

	2012	2011
Current loans:
Interest payable	18,092	15,846
Other loans	4,477	-
Total current loans	22,569	15,846

Non- current loans:
2007 EMTN Program: Series 1 notes	1,837,954	1,609,799
Other loans	15,556	-
Total non-current loans	1,853,510	1,609,799
Total loans	1,876,079	1,625,645

The breakdown of loans according to the currency is the following:

	2012	2011

Argentine pesos	20,033	-
U.S. dollars	1,856,046	1,625,645
Total loans	1,876,079	1,625,645

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the Global Program (the “Program”) for the issuance of new notes of a maximum aggregate amount of US$650,000,000. The Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in refinancing its financial debt by means of the issuance of new notes in an amount

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

of US$500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fixed annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$125,976,000, which were previously bought on the market at prices below  their nominal value. These transactions generated a gain of Ps. 5,129 for the year ended December 31, 2010 associated with the purchase of notes with a nominal value of US$21,326,000. As of December 31, 2012, TGS’ financial indebtedness amounted to US$374,024,000 and thus, the amortization payments will amount to US$93,506,000 each.

Other Loans:

On August 24, 2012, TGS signed a Ps. 20,000,000 financial loan with Santander Río Bank bearing interests at 15.01% annual rate, payable monthly. The loan amortizes principal in nine quarterly and equal installments of Ps. 2,222,000 which are payable as from August 26, 2013.

Covenants:

The Company is subject to restrictive covenants under its outstanding debt obligations which include, among others, restrictions on the incurrence of new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

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

As of the date of issuance of these Financial Statements the Company has complied with all the covenants under its outstanding debt obligations.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Group (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine government. Furthermore, two of TGS’s shareholders at the time Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine government before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and stated that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine government before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. By agreement of the disputing parties, the legal action is suspended until July 17, 2013.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for impairments in its pipeline system. Although the tariff increase has not been granted yet, the Company executed the investment plan called for under the transitional agreement using TGS’ funds of Ps. 92.9 million, and in September 2011, ENARGAS determined that the works included in TGS’ investment plan were completed.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date. As a result of this delay, in August 2010, TGS requested ENARGAS authorization to issue the tariff schedule including the 20% transitory tariff increase and the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 TGS was served notice of the judgment that upheld the acción de amparo filed by TGS. Said judgment ordered SCyCG to return to ENARGAS -within a two-day period- the documents remitted by ENARGAS in connection with the tariff schedule applicable to TGS under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against this judgment.

Moreover, on November 16, 2010, TGS received a proposal from UNIREN which provides that in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Public Emergency Law, UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the Renegotiation Process. In response, on November 18, 2010, TGS decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (unless the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, the Company requested ENARGAS and MPFIPyS to join the request to suspend the acción de amparo, and as of the date of these consolidated financial statements, the Company has not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby the Company recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, the body to which they were referred by the Supreme Court of Justice for a prior intervention before the issuance of its ruling.

On December 16, 2010, as over one year had elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law on December 31, 2013. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the 2008 proposal. The Company approved the new proposal which allows UNIREN to

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

initiate the administrative procedure for finalizing the proposal; however, as of the date of issuance of these consolidated financial statements, that new proposal, including the tariff increase, in still not effective. The new proposal is expected to be finalized and signed by UNIREN after the approval of relevant regulatory agencies, including, among other: the Federal Energy Bureau, MPFIPyS, the Ministry of Economy, the National Congress, and the Executive Branch. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 the Company called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN of the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally requested that the Argentine governmental entities take necessary measures to expedite the final ruling with respect to the tariff increase.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, or to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

      b) Regulatory Framework for non-regulated segments

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

In addition, the Argentine government has introduced a set of regulations in recent years having an impact on TGS’s liquids operations.

On September 19, 2008 the Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten (10), twelve (12) and fifteen (15) kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and its ratification is still pending.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 and 1991/11 (“the Gas Tariff Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of the Company’s clients, and for TGS (for certain of TGS’s consumption for its own account). The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in variable costs of natural gas processing.

In response, in order to avoid an adverse effect on the Company’s liquids business as a result of the implementation of the Gas Tariff Resolutions, the Company initiated proceedings against the Presidential Decree and the Gas Tariff Resolutions including the Argentine government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, a preliminary injunction which provides that the Company is exempt from

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

the billing and the payment of the tariff charge increase according to the Gas Tariff Resolutions, pending the resolution of the proceedings.

These proceedings are described in Note 9.f. If these proceedings are not resolved favorably to TGS, it could have a significant impact on TGS’s future results of operations. Notwithstanding this, management believes it has sufficient grounds to prevail in these proceedings.

      c)   Expansion of the gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

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

Expansion works initiated in 2006, which were planned in gradual stages, have been executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers that have or will subscribe to the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2012, the incremental transportation capacity was 314 MMcf/d after the works came into service. The total transportation capacity for assets associated with the second pipeline expansion is expected to be 378 MMcf/d.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities were issued in principal amount of Ps. 48.1 million, and amortize principal in 85 monthly, consecutive and equal installments and bear interest at CER interest plus an 8%  fixed spread from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement regarding  the expansion works initiated in 2006 was agreed to in order to include management services associated with an expansion to increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equal to 20% of the total remuneration, with the remaining 80% to be paid through the issuance of debt securities.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled 90% of the advance payment referred to in the preceding paragraph. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2012 and is being amortized in 96 monthly, consecutive and equal installments which bear interest at CER plus a fixed spread of 8% from their date of issue. The remaining 10% of the advance payment was paid in cash.

     d)   Essential assets

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The Company may not for any reason, dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS’s the prior authorization. Any extensions or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of TGS’s License, it will be required to transfer to the Argentine government or its designee the essential assets specified in its License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

-  i)

the net book value of the essential assets determined on the basis of the price paid by CIESA for shares of TGS’ common stock plus the original cost of subsequent investments carried in U.S. dollars in each case adjusted by the PPI, net of accumulated depreciation in accordance with the calculation rules to be determined by ENARGAS; or

-  ii) the net proceeds of a new competitive bidding (the “New Bidding”).

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

-  (iv) if TGS has participated in the New Bidding but are unwilling to match the best bid made by a third party, receive the appraisal value as compensation for the transfer of the essential assets to the new licensee, with any excess paid by the third party remaining for the grantor.

8.

COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2012, 2011 and 2010 the Company’s common stock was as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

d)

Distribution of cash dividends

The Board of Directors, in its meeting held on December 6, 2012, approved the distribution of cash dividends of Ps. 150 million, affecting part of the reserve for future dividends created by the General Annual Shareholders’ Meeting. This dividend was effectively paid in January 2013.

As of December 31, 2012, the debt corresponding to dividends is disclosed under "Dividends payable", which is net of the withholding tax on personal assets to be made to holders of share, if applicable, at the time of cash payment.

9.

LEGAL AND REGULATORY MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS requested the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court of the Province of Buenos Aires partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane and LPG sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that LPG sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Production and Commercialization of Liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period from August 2003 to December 2004. On March 11, 2008, TGS filed a motion to dismiss the new tax assessment before the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. Also, the Company appealed with the Arbitral Commission, and accordingly of the matter, the Tax Bureau of this province suspended the process until the Arbitral Commission issues its resolution.

On December 4, 2012, TGS received a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

As of December 31, 2012, TGS maintains a provision of Ps. 39.1 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

b)     CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, TGS was served notice by the CNV that certain notes that the Company issued in December 2004 in the amount of US$178 million did not fulfill the requirements of Article 56 of Chapter VI of the CNV Standards and CNV Resolution No. 470. If the CNV’s interpretation is upheld, those notes would not be entitled to the benefits of the exemption from income tax withholding provided by Law No. 23,576, and we, therefore, would be exposed to a contingency for the payment of withholding amounts associated with the income tax payable on interest paid in respect of those notes from their issue date in December 2004. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year 2012 compared to year 2011—Net financial expense.”

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

The amount of such contingency is an uncertain amount between US$ 1 million and US$ 4 million as of December 31, 2012 (including interest as of this date), depending on the applicable withholding tax rates determined on payments of interest, which in turn will depend on the country of residence of the noteholders at the date of each interest payment. TGS does not have available information that permits the identification of the country of residence of each noteholder on each interest payment date.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2012, TGS has not recorded any provision in this connection.

c)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interest to December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the Province of Santa Cruz and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 in an aggregate amount of Ps. 5.9 million. On November 23, 2012, the Company filed its appeal, which is pending.

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

In December 2008, the Tax Bureau of the Province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS of the dismissal of the Company’s motion to dismiss and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2012, the Company recorded a provision of Ps. 84.5 million in respect of this contingency under the line item “Provisions for contingencies”, which amount was determined in accordance with the

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

estimations of tax and interest, that would be payable as of such date, if all of the above mentioned proceedings were resolved against the Company.

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

On January 14, 2004, TGS signed an agreement with UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion was agreed to be taken as a payment on account of the final amount to be paid to GdE as a consequence of the outcome of the lawsuit described above. The Argentine government owns such assets and granted their right of use to TGS, who operates and maintains such assets.

On November 15, 2011, ENARGAS approved the final expansion works carried out by TGS and partially offset the amounts due by TGS to GdE mentioned above. Finally, in the same act, ENARGAS determined the balance to be paid to the Argentine government for the compressor plants claim, which was paid by TGS on October 25, 2012.

e)

 MetroGAS’ financial situation

MetroGAS’ reorganization process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million, and as eventual an unsecured credit in the amount of Ps. 71.4 million corresponding to the amount the Company could have billed under the transitory tariff increase (pursuant to the 2008 Transitional Agreement with UNIREN) between September 1, 2008 and June 16, 2010.

On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the entire Ps. 71.4 million unsecured credit claimed by TGS with respect to the reorganization process of MetroGAS. On May 3, 2011, MetroGAS proposed a category of creditors. Subsequently, MetroGAS submitted a reorganization agreement proposal to the admitted creditors, which was improved later on. The meeting of MetroGAS’ creditors was held on June 18, 2012, where the reorganization agreement proposal for the admitted creditors was approved unanimously.

On September 7, 2012, the reorganization agreement was approved and the reorganization process was concluded. On December 20, 2012, the Commercial National Court of First Instance upheld the resolution, approving the reorganization process.

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to converted into principal accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to make a cash payment of  interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and payable in full on December 31, 2018 while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If none of these events have occurred on or before, June 30, 2014, the Class B Notes shall be automatically cancelled.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The unsecured credit of Ps. 71.4 million will be considered within the reorganization process proposal, if the Company receives a tariff increase pursuant to the transitional agreement described in Note 7.a).

As of December 31, 2012, the allowance for doubtful accounts amounted to Ps. 27.2 million.

Post-reorganization proceeding debt

Additionally, MetroGAS has reported that due to its financial situation, it has decided to unilaterally modify the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. In light of this, as of the date of issuance of these financial statements, the Company has taken different measures to the collection, including demands for payment of amounts due and outstanding. As of December 31, 2012, the balance due and unpaid involved amounts of Ps. 67.4 million (of which Ps. 50.2 million are overdue). As of December 31, 2012, this balance was valued at its discounted value as mentioned in Note 2.d).

Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances due from MetroGAS, and estimates that the amount of the receivables registered with MetroGAS does not exceed its present value.

f)

Action for annulment of ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against Resolution No. 1,982/11 and 1,991/11, on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants.

In particular, TGS believes the Resolutions violate the constitutional principles that govern the subject matter and annulment of administrative acts because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This argument was the basis adopted by the presiding judge in issuing the preliminary injunction in 2012. Furthermore, TGS believe the implementation of the Resolution would constitute a confiscation of the Company’s ability to maintain its economic and financial condition.

Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, TGS estimates that the impact of the Resolutions, taking into account the possibility of carry forward the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 56.3 million.

g)

 Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

10.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In January 2011 TGS sold propane and butane to PIFCo, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

As from December 2012, the Company signed an agreement to sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until November 2013.

In September 2012, the Company signed an agreement to sell propane and butane for export to Petrobras Global. The price is determined by reference international prices plus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until April 30, 2013.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. This one-year term loan bears interests at an annual fixed rate of 6.8% plus VAT. Subsequently this loan was extended for one year at its maturity date with the same conditions as those applicable at the time of grant.

Under a short-term agreement, signed in December 2012 but retroactively applicable to October 1, 2012, Petrobras Argentina agreed to transfer natural gas and richness to TGS. The price, which is denominated in U.S. dollars, is determined according to common practices, and the agreement will be in force until May 1, 2013.

As of December 31, 2012 and 2011, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 863 and Ps. 800 respectively. The accrued amounts for such compensations for the years ended December 31, 2012 and 2011 were Ps. 2,322 and Ps. 2,163, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2012 and 2011 is as follows:

	2012		2011
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controller:
CIESA	37	-	37	-
Affiliate which exercises joint control:
Petrobras Argentina	32,503	18,907	13,920	27,756
Affiliate which exercises significant influence:
Pampa Energía	138,523	-	112,640	-
Affiliates with significant influence:
Link	184	-	334	-
Other related companies:
Petroleo Brasileiro	47,020	-	38,628	-
Petrobras Global	89,835	-	-	-
Compañía Mega S.A.	3,765	-	3,197	-
Refinor S.A.	-	-	409	-
WEB S.A.	2,010	-	948	-
Total	313,877	18,907	170,113	27,756

The detail of significant transactions with related parties for the years ended December 31, 2012, 2011 and 2010 is as follows:

For the year ended December 31, 2012

	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholders:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina	32,360	22,846	29,256	71,255	52,046	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	6,665
Affiliates with significant influence:
Link	-	-	1,737	-	-	-	-
EGS	-	-	47	-	-	-	-
Other related companies:
Compañía Mega S.A.	757	32,434	1,371	-	-	-	-
Refinor S.A.	-	-	757	-	-	-	-
WEB S.A.	3,048	-	-	-	-	-	-
Petroleo Brasileiro	-	256,447	-	-	-	-	-
Petrobras Global	-	487,314	-	-	-	-	-
Total	36,165	799,041	33,168	71,255	52,046	122	6,665

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

For the year ended December 31, 2011

	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest earned
Controlling shareholders:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina	32,801	46,159	24,903	4,766	41,050	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	1,776
Affiliates with significant influence:
Link	-	-	1,661	-	-	-	-
EGS	-	-	66	-	-	-	-
Other related companies:
PIFC	-	9,332	-	-	-	-	-
Compañía Mega S.A.	752	32,630	2,270	-	-	-	-
Refinor S.A.	-	-	1,939	-	-	-	-
WEB S.A.	3,021	-	-	-	-	-	-
Petroleo Brasileiro	-	195,094	-	-	-	-	-
Total	36,574	283,215	30,839	4,766	41,050	122	1,776

For the year ended December 31, 2010

		Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholders:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,888	41,007	25,964	14,676	27,252	-
Affiliates with significant influence:
Link	-	-	1,259	-	-	-
EGS	-	-	63	-	-	-
Other related companies:
PIFCo	-	490,166	-	-	-	-
Compañía Mega S.A.	745	14,101	32	-	-	-
Refinor S.A.	-	-	1,835	-	-	-
WEB S.A.	3,005	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	36,638	545,274	29,963	14,676	27,252	122

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. EGS is negotiating the completion of the necessary arrangements to implement the transfer mentioned above and its subsequent dissolution.

12.    SUBSEQUENT EVENTS

The Board of Directors, in its meeting held on March 18, 2013, approved the distribution of a cash dividends of Ps. 118.3 million, fully utilizing the outstanding amount of the reserve for future dividends created by the General Annual Shareholders’ Meeting held on April 12, 2012. As of the date of issuance of these Financial Statements, the portion corresponding to the dividend payment payable to the ADRs holders is subject to the authorization from BCRA for the adquisition by us of the U.S. dollars to be transferred to the Depositary.

With respect to the action for annulment of the Resolutions mentioned in Note 9.f., since March 18, 2013, the legal proceedings ar ongoing at the ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

On February 8, 2013, the Company received from Metrogas the Notes mentioned in note 9.e. The nominal value of the notes amounted to US$6,181,000 of which of US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value.

13. DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

	Year ended December 31,
	2012	2011	2010
Reconciliation of net income:
Net income under Argentine GAAP	239,218	230,679	133,106
US GAAP adjustments:
Capitalization of interest cost, net (Note 13.a.)	(9,972)	(8,864)	(4,022)
Deferred income tax under US GAAP (Note 13.b.)	(10,437)	3,237	(49,722)
Non-current investment in unconsolidated affiliated companies (Note 13.c.)	222	272	232
Capitalized foreign exchange differences (Note 13.d.)	7,521	7,521	7,525
Discounted value of other receivables (Note 13.e.)	22,077	(7,907)	17,007
Accounting for current investments (Note 13.f.)	(109)	89	(69)
Account receivables discounted value (Note 13.g)	10,193	-	-
Revenue recognition (Note 13.h.)	-	-	122,084
Net income under US GAAP	258,713	225,027	226,141

Earnings per share:	2012	2011	2010
Amounts under US GAAP	0.33	0.28	0.28
Earnings per ADS:
Amounts under US GAAP	1.63	1.42	1.42

	As of December 31,
	2012	2011
Reconciliation of shareholders’ equity:
Shareholders’ equity under Argentine GAAP	2,042,709	1,953,491
US GAAP adjustments:
Capitalization of interest cost (Note 13.a)	(23,311)	(13,339)
Deferred income tax under US GAAP (Note 13.b.)	26,362	36,837
Non-current investments in unconsolidated affiliated companies (Note 13.c.)	(2,176)	(2,398)
Capitalized foreign exchange differences (Note 13.d.)	(93,560)	(101,081)
Discounted value of other receivables (Note 13.e.)	31,177	9,100
Account receivables discounted value (Note 13.g)	10,193	-
Noncontrolling interest	1	1
Shareholders’ equity under US GAAP	1,991,395	1,882,611

Description of changes in shareholders’ equity under US GAAP:

	For the years ended December 31,
	2012	2011
Shareholders’ equity under US GAAP as of the beginning of the year	1,882,611	2,633,642
Other comprehensive (loss) / income	71	(58)
Distribution of cash dividends	(150,000)	(976,000)
Net income under US GAAP	258,713	225,027
Shareholders’ equity under US GAAP as of the end of the year	1,991,395	1,882,611

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

a)

Capitalization of interest cost

Under Argentine GAAP, the Company capitalized financial costs comprising interest and exchange differences amounting to Ps. 16,056, Ps. 18,200 and Ps. 10,645 for the years ended December 31, 2012, 2011 and 2010, respectively.

Under US GAAP, the Company applied the provisions of FASB Accounting Standards Codification (“ASC”) 835, Interest, which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under FASB ASC 835.

The US GAAP reconciling equity items represents the net effect of (i) reversing the total financial costs capitalized under Argentine GAAP net of its corresponding accumulated depreciation (Ps. 39,383 and Ps. 30,380 for the years ended December 31, 2012 and 2011, respectively) and (ii) computing interest capitalization in accordance with FASB ASC 835, net of its corresponding accumulated depreciation (Ps. 16,072 and Ps. 17,041 for the years ended December 31, 2012 and 2011, respectively).

b)

Deferred income tax

The US GAAP adjustment corresponds to the effect on deferred income taxes of the reconciling items, as appropriate.

During the years ended December 31, 2012, 2011 and 2010, under Argentine GAAP, the Company has calculated income taxes using the deferred tax method, which requires the recognition of the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. This standard is similar to the principles of US GAAP set forth in FASB ASC 740, Income Taxes.

Notwithstanding, during the year ended December 31, 2010, Argentine GAAP allowed companies to treat the difference between the price-level restated amount of property, plant and equipment and its historical basis as a permanent difference, and the Company has followed this criteria.

As it is stated in Note 2.a.), on October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded. The application of this new accounting valuation method under Argentine GAAP was made on a retroactive basis during the year ended December 31, 2011. Accordingly, the Company recorded an adjustment to the shareholders’ equity of Ps. 3,293,019 at December 31, 2010, which was included in these consolidated financial statements for the year ended December 31, 2010, in the amount of (Ps. 594, 207). Therefore, the shareholders’ equity at December 31, 2010 which was included in our consolidated financial statements for the year ended December 31, 2012 was Ps. 2,698,812. In addition, the Company recorded an adjustment to the shareholders’ equity of Ps. 3,221,108 at December 31, 2009, which was included in our consolidated financial statements for the year ended December 31, 2012, in the amount of (Ps. 625,077). Therefore, the shareholders’ equity at December 31, 2009 which was included in our consolidated financial statements for the year ended December 31, 2012 was Ps. 2,596,031. For this reason, there is no difference between Argentine and US GAAP with respect to the treatment of the deferred tax liability.

FASB ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that it has taken or expects to take on a tax return. According to US GAAP a company has to recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. For the years ended December 31, 2012 and 2011, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe there will be any significant increases or decreases within the next twelve months. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.  No interest or penalties have been accrued for the years ended December 31, 2012 and 2011.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The Company and its subsidiary file income tax returns only in Argentina due to the fact that taxable income was generated from Argentine companies. TGS is no longer subject to income tax examinations by tax authorities for years prior to 2007.

c)

Non-current investments in unconsolidated affiliated companies

The Company has assessed the impact of US GAAP adjustments for its equity method investees. As a consequence of this assessment, the Company recognized a net gain of Ps. 0.2 million, Ps. 0.3 million and Ps. 0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. This adjustment relates to the reversal, under US GAAP, of capitalized foreign exchange differences, the discount of certain receivables and the impairment of long-lived assets, as well as the application of FASB ASC 740 for the recognition of income taxes.

d)

Capitalized foreign exchange differences

As discussed in Note 2.j), under Argentine GAAP, the Company capitalized the foreign exchange loss derived from the devaluation of the peso as from January 6, 2002 to July 28, 2003, amounting to Ps. 177.3 million. The amortization expenses amounted to Ps. 7.5 million for each year ended December 31, 2012, 2011 and 2010. Under US GAAP, such foreign exchange loss was charged to income.

e)

Discounted value of other receivables

Argentine GAAP requires that long term receivables and liabilities (except for deferred tax assets and liabilities) be valued based on the best estimate of the discounted value of amounts expected to be collected or paid, as applicable. Accordingly, the Company recorded an adjustment of Ps. 31.2 million and Ps. 9.1 million as of December 31, 2012 and 2011, respectively over the nominal value of a long term tax credit.

Under US GAAP, present valuing or discounting of these assets is precluded. Therefore the above mentioned adjustment made under Argentine GAAP was reversed under US GAAP.

f)

Accounting for current investments

Under Argentine GAAP, the Company’s investments in mutual funds have been value at their respective fair value and time deposits and loans at amortized costs. Unrealized gains and losses have been included in the Statement of Income.

Under US GAAP, in accordance with FASB ASC 320, Investments, the Company has classified investments in mutual funds as available for sale which were valued at fair value with unrealized gains / (losses) amounted to Ps. 0.1 million, Ps. 0.1 million and Ps. 0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, recorded in accumulated other comprehensive income.

TGS has classified its time deposits and loans granted as held to maturity investments that are valued at their amortized cost under U.S. GAAP. During the years ended December 31, 2012 and 2011, the amortized cost basis of held to maturity securities was Ps. 625.3 million and Ps. 134.0 million, respectively.

Unrealized gains were Ps. nil, for the years ended December 31, 2012, 2011 and 2010. These securities matured within the first quarter of the following year.

g)

Accounts receivable discounted value

Under Argentine GAAP, certain receivables which are valued on the basis of the best possible estimate of the amount to be collected or paid are required to be discounted using an estimated rate at the time of the initial measurement.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Under US GAAP, receivables arising from transactions with customers and suppliers in the normal course of business, under customary trade terms not exceeding one year, are generally accounted for at their nominal value, including accrued interest, if applicable.

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

On December 16, 2010, as over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the appeal filed by ENARGAS and SCyCG against the judgment that upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS, which implied a substantial change in the scenario considered when the tariff increase was recorded, the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009.

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

In 2012, 2011 and 2010, under Argentine GAAP, TGS recorded revenues for Ps. nil, Ps. nil million and Ps. 9.6 million, respectively, which collectability was not reasonably assured. Therefore, allowances for doubtful accounts for such amount were registered in those years and they were charged to selling expenses. Under US GAAP, the Company followed the provisions stated by the FASB ASC 605, Revenue Recognition, which stated that if the collectability is not reasonably assured, the Company should not recognize the revenue.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

The following table summarizes the components of comprehensive income for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010

Net income under US GAAP	258,713	225,027	226,141
Other comprehensive income:
Unrealized gains and losses – Available for sale securities – (net of income taxes of Ps. 38, (Ps 31) and Ps. 56 at December 31, 2012, 2011 and 2010, respectively)	71	(58)	45
Comprehensive income	258,784	224,969	226,186

Accumulated other comprehensive income at December 31, 2012, 2011 and 2010, was as follows:

	2012	2011	2010
Unrealized gains and losses - Available for sale securities	117	46	104
Accumulated other comprehensive income	117	46	104

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

The following table presents the shareholder’s equity components under US GAAP:

	Year ended December 31,
	2012	2011	2010
Common Stock - Class “A” 405,192,594 shares issued and outstanding, Ps.1 par value	405,192	405,192	405,192
Common Stock - Class “B” 389,302,689 shares issued and outstanding, Ps.1 par value	389,303	389,303	389,303
Total Common Stock	794,495	794,495	794,495
Inflation adjustment to common stock	1,145,012	1,145,012	1,145,012
Legal reserve	224,918	213,384	208,273
Voluntary reserve	-	164,128	-
Future dividends reserve	118,291	-	-
Future capital expenditures reserve	114,982	-	-
Accumulated retained earnings	(406,421)	(434,455)	485,757
Net income attributable to noncontrolling interest	1	1	1
Accumulated other comprehensive income	117	46	104
Shareholders’ equity under US GAAP	1,991,395	1,882,611	2,633,642

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

e)

Deferred income taxes:

The components of the net deferred tax liability under US GAAP as of December 31, 2012 and 2011, are the following:

	2012	2011
Deferred tax assets
Allowance for doubtful accounts	1,219	1,175
Provision for contingencies	49,371	46,406
Other provisions	3,946	2,343
Other receivables	38	162
Income tax loss carryforward	-	1,424
Total gross deferred tax assets	54,574	51,510
Deferred tax liabilities
Property, plant and equipment, net	587,976	615,986
Intangible assets	872	1,197
Current investments	174	34
Deferred revenues	237	356
Total gross deferred tax liabilities	589,259	617,573
Net deferred tax liability	(534,685)	(566,063)

As of December 31, 2012 and 2011, Ps. 54,400 and Ps. 50,052, respectively, were classified as current assets, and Ps. 589,085 and Ps. 616,115, respectively, were classified as non-current liabilities.

All income before income tax and related income tax expense are from Argentine sources. Income tax expenses for the years ended December 31, 2012, 2011 and 2010 consist of the following:

	2012	2011	2010
Current income tax expense	172,272	149,279	154,180
Deferred income tax (benefit) / expense	(32,840)	(22,951)	3,290
Income tax to be recovered(1)	-	-	(38,776)
Income tax loss carryforward	1,348	(771)	(653)
Income tax expense	140,780	125,557	118,041

(1) Corresponds to the reversal of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.)

Income tax expense computed at the statutory tax rate (35%) on pre-tax income differs from the income tax expense for the years ended December 31, 2012, 2011 and 2010 computed in accordance with US GAAP as follows:

	2012	2011	2010
Income tax expense at statutory tax rate on pre-tax income in accordance with US GAAP	139,822	122,704	120,464
Permanent differences:
Tax adjustments and others, net	958	2.853	(2,423)
Income tax expense	140,780	125,557	118,041

f)

Summarized financial information under US GAAP

Presented below is the summarized consolidated balance sheet and consolidated statement of income information of the Company as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, prepared in accordance with US GAAP, giving effect to differences in measurement methods and disclosures as previously discussed.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2012	2011
Current assets	1,524,781	928,917
Non-current assets	4,017,381	4,037,583
Total assets	5,542,162	4,966,500

Current liabilities	828,543	575,301
Non-current liabilities	2,722,224	2,508,588
Total liabilities	3,550,767	3,083,889

Shareholders’ equity under US GAAP	1,991,395	1,882,611

	2012	2011	2010
Net revenues	2,319,719	1,598,626	1,453,198
Cost of sales	(1,344,053)	(929,484)	(851,744)
Gross profits	975,666	669,142	601,454
Administrative expenses	(94,268)	(86,998)	(77,661)
Selling expenses	(167,984)	(22,149)	(30,859)
Operating Income	713,414	559,995	492,934
Other expenses, net	(11,177)	(5,686)	(4)
Gain / (loss) on related companies	312	1,751	1,434
Net financial expenses	(303,056)	(205,476)	(150,182)
Income before income tax	399,493	350,584	344,182
Income tax expense	(140,780)	(125,557)	(118,041)
Minority interest	-	-	-
Net income	258,713	225,027	226,141

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

The following table presents its assets measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Level 3	Net balance
(in millions of pesos)
Mutual funds	60.1	-	-	60.1
Total	60.1	-	-	60.1

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

As of December 31, 2012 and 2011, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, receivables and payables are representative of fair value because of the short-term nature of these instruments. The estimated fair value of other non-current assets and other loans included in note 6 does not differ significantly from the carrying amount. The estimated fair value of the 2007 EMTN Program series 1 notes is based on their quoted market prices.

The following table reflects the carrying amount and estimated fair value of the Company’s financial debt at December 31, 2012 and 2011:

	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value
	(in millions of pesos)
2007 EMTN Program: Series 1 notes	1,856	1,524	1,626	1,548

h)

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in FASB ASC 260.

i)

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

	2012	2011	2010
Cash and cash equivalents at the end of the year under Argentine GAAP (Note 5)	693,044	346,652	1,089,480
Mutual funds investments	-	(22,634)	(80,066)
Cash and cash equivalents at the end of the year under US GAAP	693,044	324,018	1,009,414

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

In addition, under Argentine GAAP the exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP.

The following tables reconcile the material differences in the cash flow statement as measured under Argentine GAAP with the cash flows as measured under US GAAP:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Amounts stated in thousands of Argentine pesos as described in Note 2.c.,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2012	2011	2010
Cash flows provided by operating activities under Argentine GAAP	535,113	440,436	320,510
Effect of foreign exchange rate changes on cash and cash equivalents	(25,064)	(27,512)	(26,307)
Decrease / (increase) in investments other than cash and cash equivalents under US GAAP	22,634	57,432	(27,373)
Increase in advance payments from customers	6,717	70,108	-
Cash flows provided by operating activities under US GAAP	539,400	540,464	266,830

Cash flows used in investing activities under Argentine GAAP	(215,438)	(277,372)	(142,844)
Cash flows used in investing activities under US GAAP	(215,438)	(277,372)	(142,844)

Cash flows provided by / (used in) financing activities under Argentine GAAP	26,717	(905,892)	(113,328)
Decrease in advance payments from customers	(6,717)	(70,108)	-
Cash flows provided by / (used in) financing activities under US GAAP	20,000	(976,000)	(113,328)

Increase / (decrease) in cash and cash equivalents under US GAAP	343,962	(712,908)	10,658

Effect of foreign exchange rate changes on cash and cash equivalents	25,064	27,512	26,307
Increase / (decrease) in cash and cash equivalents under US GAAP after effect of foreign exchange rate changes on cash and cash equivalents	369,026	(685,396)	36,965

Cash and cash equivalents at the beginning of the year	324,018	1,009,414	972,449
Cash and cash equivalents at the end of the year	693,044	324,018	1,009,414

k)

Capitalization of interest cost

Details regarding the amount of the total interest and the effect of capitalized interest for the years ended December 31, 2012, 2011 and 2010 are as follows:

	December 31,
	2012	2011	2010

Total interest under US GAAP	183,076	153,872	135,498

- Capitalized interest under US GAAP	(5,923)	(9,355)	(6,691)

Total Interest charged to net income under US GAAP	177,153	144,517	128,807

l)

Disclosure of revenues

Revenues generated by the current tariffs from the additional transportation capacity associated with the pipeline capacity expansions completed in August 2005 under the Gas Trust Fund Program framework are reported on a net basis. Pursuant to FASB ASC 605, Revenue Recognition, the Company serves as an agent because the Company’s revenue generation is 80% of the total amounts billed to its clients and the remaining 20% is earned by the gas trust (representing Ps. 5.5 million for each of the fiscal years ended December 31, 2012, 2011 and 2010), with both of the parties bearing proportionally the risk of loss.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

n)

Business segment information (ASC 280)

Pursuant to ASC 280, Segment  Information, the Company chose to allocate their revenues on the basis of the location in which the sale originated. All of the Company’s revenues originated from Argentina.

o)

Accounting pronouncements issued but not yet adopted

1.

Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.

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

2.

Accounting Standards Update N° 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income (“ASU 2013-02”).

On February 2013, the FASB issued ASU 2013-02, with the objective of introducing improvements to the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. Substantially all of the information that this Update requires already is required to be disclosed elsewhere in the financial statements under U.S. GAAP. The ASU 2013-02 is effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the provisions of ASU 2013-02 to have a material effect on the consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

h)    Expenses incurred

i)    Detail of maturities of investments, receivables and liabilities

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 14: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

a) Property, plant and equipment, net

	2012												2011	2010
	Cost					Depreciation								
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value	Net book value
Pipelines	3,559,857	-	-	24,081	3,583,938	1,176,953	-	86,199	(1) 2.2	1,263,152	-	2,320,786	2,382,904	2,445,260
Compressor plants	1,289,791	-	33,704 (2)	66,403	1,322,490	656,212	14,010 (2)	57,218	(1) 3.3 to 25	699,420	-	623,070	613,979	638,287
Other industrial plants	1,003	-	-	1,865	2,868	167	-	93	(1) 3.3	260	-	2,608	836	872
Stations of regulation and/or measurement of pressure	122,568	-	-	2,219	124,787	67,397	-	5,107	(1) 4	72,504	-	52,283	55,171	55,719
Other technical installations	23,988	-	-	4,354	28,342	17,105	-	914	(1) 6.7	18,019	-	10,323	6,883	8,151
Subtotal assets related to gas transportation service	4,997,207	-	33,704	98,922	5,062,425	1,917,834	14,010	149,531	-	2,053,355	-	3,009,070	3,059,773	3,148,289
Assets related to gas upstream service	127,439	-	-	70,939	198,378	88,627	-	7,332	2.2 to 25	95,959	-	102,419	38,812	42,910
Assets related to liquids production and commercialization service	623,003	89	-	25,256	648,348	401,727	-	39,977	(1) 5.9	441,704	-	206,644	221,276	229,616
Lands	5,637	-	-	642	6,279	-	-	-	-	-	-	6,279	5,637	5,637
Buildings and constructions	178,287	-	-	3,744	182,031	84,715	-	4,222	2	88,937	-	93,094	93,572	94,286
Fittings and fixtures in buildings	5,550	-	-	142	5,692	2,946	-	296	4	3,242	-	2,450	2,604	2,769
Machinery, equipment and tools	37,789	1,245	-	-	39,034	32,102	-	1,494	6.7 to 20	33,596	-	5,438	5,687	6,445
Computers and telecommunication systems	323,029	-	-	20,293	343,322	220,479	-	21,240	6.7 to 20	241,719	-	101,603	102,550	107,053
Vehicles	21,027	4,931	1,337	-	24,621	16,341	1,303	1,949	10 and 20	16,987	-	7,634	4,686	5,239
Furniture	13,186	-	64	-	13,122	12,485	52	108	10	12,541	-	581	701	811
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	76,191	-	7,521	(1) 4.2	83,712	-	93,560	101,081	108,602
Materials	148,203	76,213	2,556	(45,010)	176,850	-	-	-	-	-	-	176,850	148,203	143,401
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	-	12,254	12,254	12,254
Works in progress	186,617	128,598	-	(174,928)	140,287	-	-	-	-	-	-	140,287	186,617	132,285
Advances to suppliers of property, plant and equipment	29,103	13,253	-	-	42,356	-	-	-	-	-	-	42,356	29,103	19,625
Total 2012	6,887,221	224,329	37,661	-	7,073,889	2,855,065	15,365	233,670		3,073,370	-	4,000,519		
Total 2011	6,719,974	177,177	9,930	-	6,887,221	2,641,152	6,475	220,388		2,855,065	19,600 (2)		4,012,556	
Total 2010	6,570,759	155,697	6,482	-	6,719,974	2,427,749	793	214,196		2,641,152	19,600 (2)			4,059,222

(1) See Note 2.j).

(2) Corresponding to the impairment of obsolete turbines , Enargas authorized its retirement on November 1, 2012

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 14: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

e) Allowances and provisions

Main account		Beginning of the year	Additions	Applications	Decreases	End of the year
Deducted from assets						
Allowance for doubtful accounts	2012	31,173	127 (1)	-	-	31,300
	2011	27,892	3,281 (1)	-	-	31,173
	2010	5,812	27,176 (1)	3,684	1,412 (2)	27,892
Included in liabilities						
Provision for contingencies	2012	130,764	15,982 (2)	84	2,608 (2)	144,054
	2011	106,922	25,772 (2)	1,093	837 (2)	130,764
	2010	88,813	22,885 (2)	4,699	77 (2)	106,922

(1) Included in "Selling expenses"

(2) Included in "Other expense, net".

TRANSPORTADORA DE GAS DEL SUR S.A.

Note 14: OTHER CONSOLIDATED FINANCIAL STATEMENTS INFORMATION

g) Foreign currency assets and liabilities

	2012				2011		
	Foreign currency and amount (in thousands)		Exchange rate	Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS							
Cash and deposits in banks	US$	9,808	4.874 (1)	47,804	US$	16,737	71,367
Investments, net	US$	45,297	4.874 (1)	220,778	US$	47,479	202,449
Account receivables, net	US$	41,204	4.874 (1)	200,829	US$	38,550	164,377
Other receivables	US$	3,359	4.874 (1)	16,372	US$	5,260	22,429
				485,783			460,622
NON CURRENT ASSETS							
Account receivables	US$	509	4.874 (1)	2,481	US$	1,446	6,166
Property, plant and equipment, net	US$	431	4.874 (1)	2,101	US$	4,770	20,339
	Euros	2,718	6.438 (1)	17,499	Euros	1,083	5,993
				22,081			32,498
				507,864			493,120
CURRENT LIABILITIES							
Accounts payable	US$	8,142	4.914 (2)	40,010	US$	10,667	45,911
	Euros	-		-	Euros	10	56
Loans	US$	3,682	4.914 (2)	18,095	US$	3,682	15,846
Advances from customers	US$	2,041	4.914 (2)	10,029	US$	2,041	8,784
				68,134			70,597
NON CURRENT LIABILITIES							
Loans	US$	374,024	4.914 (2)	1,837,954	US$	374,024	1,609,799
Advances from customers	US$	-	4.914 (2)	-	US$	77	330
				1,837,954			1,610,129
				1,906,088			1,680,726

(1) Buy exchange rate at the end of the year.

(2) Sell exchange rate at the end of the year.

US$: United States of America dollars