Form 20-F
period 2013-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2014-04-29
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

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

Yes	No	X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer	Accelerated filer	X	Non-accelerated filer

Indicate by check mark which bases of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP
X	International Financial Reporting Standards as issued by the International Accounting Standards Board
Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	No	X

2

TABLE OF CONTENTS

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

Financial Statements

The audited consolidated financial statements for the year ended December 31, 2013, which includes comparative financial information for the year ended December 31, 2012 included in this Annual Report (our “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations.

Pursuant to Resolution No. 562/09 of the CNV, as amended by Resolution No. 576/10, all listed companies in Argentina subject to certain exceptions (i.e. financial institutions and insurance entities) were required to present their audited consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with IFRS as issued by the IASB. However, on January 24, 2012, the CNV issued Resolution No. 600, which postponed the mandatory adoption of IFRS for natural gas and distribution companies for fiscal periods beginning on January 1, 2013. After that, on December 20, 2012, the CNV issued Resolution No. 613, which provided that such companies with calendar year-ends must prepare their financial statements on the basis of IFRS beginning with the fiscal years ended December 31, 2013 (the “Reporting Date”).

Therefore, we fully adopted IFRS for the first time for our financial year ended December 31, 2013. All IFRS standards effective at the date of the preparation of our Financial Statements were applied. The opening IFRS statement of financial position was prepared as of our Transition Date of January 1, 2012 (the “Transition Date”). Prior to the adoption of IFRS, we had prepared our consolidated financial statements under generally accepted accounting principles in Argentina (“Argentine GAAP”) and in accordance with the rules of the CNV.

Application of IFRS 1 “First Time Adoption of IFRS” required us to adopt accounting policies based on the standards and interpretations effective at the Reporting Date of our first IFRS financial statement, December 31, 2013. As a result of adopting IFRS, we have changed many of our previous accounting policies. IFRS accounting policies have been applied consistently in preparing our Financial Statements, and in the preparation of the initial IFRS statement of financial position at Transition Date.

In preparing the opening IFRS statement of financial position, we have adjusted amounts reported previously in our audited consolidated financial statements prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected our financial performance and financial position is included in Note 4.b to our Financial Statements.

Our Financial Statements as of and for the year ended December 31, 2013 have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, whose report dated April 28, 2014 is included herein.

Other Information

Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina S.A. (“Banco Nación”), without any independent verification by us. See “Item 3. Key Information. A. Selected Financial Data. Exchange Rate Information.”

Certain amounts shown in this Annual Report are subject to rounding. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregate of the other figures in such table.

References to “we,” “us” and “our” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiary, Telcosur S.A. (“Telcosur”).

i

A

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements are subject to various risks and uncertainties.  When considering forward-looking statements, you should keep in mind the factors described in “Item 3. Key Information—D. Risk Factors” and other cautionary statements appearing in “Item 5. Operating and Financial Review and Prospects.” These factors and statements, as well as other statements contained herein, describe circumstances that could cause actual results to differ materially from those expressed in or implied by any forward-looking statement.

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

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•

the impact of the Public Emergency Law No. 25,561 (the “Public Emergency Law”) enacted by Argentine government (the “Government”) in January 2002, as amended from time to time, which, among other effects, ended the U.S. dollar-peso parity and resulted in the amendment of the Convertibility Law No. 23,928 and Presidential Decree No. 529/01 (collectively, the “Convertibility Law”) and the imposition of exchange controls and restrictions on the transfer of U.S. dollars outside of Argentina, and related laws and regulations;

•

risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

•

risks and uncertainties associated with our non-regulated business, including those related to international and local prices of Liquids, taxes, cost and restrictions on the supply of natural gas and other restrictions imposed on Liquids exports, our ability to renegotiate our agreements with customers and possible increased regulation of the Liquids industry in the future by the Government;

•

risks and uncertainties resulting from government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases related to our gas transportation segment, restrictions on payments abroad and exchange controls;

ii

•

capital expenditures effectively required by ENARGAS or other Government authorities for the expansion of our pipeline system or other purposes, including the risk that we may be forced to make investments or take other actions that are not profitable or are not as commercially attractive as other actions;

•

risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

•

risks and uncertainties resulting from the prospect of additional Government regulation or other Government involvement in our business;

•

developments in legal and administrative proceedings involving us and our affiliates;

•

changes to or revocation of our License;

•

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us; and

•

risks and uncertainties regarding our ability to purchase U.S. dollars from the Argentine Central Bank (“BCRA”) in the Mercado Único y Libre de Cambios (“MULC”) and transfer them outside of Argentina to pay our financial debt or purchase goods or services.

Our actual results may differ materially from the results anticipated in these forward-looking statements because such statements, by their nature, involve estimates, assumptions and uncertainties. The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report and we do not undertake any obligation to update any forward-looking statement or other information to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.

Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements, including the report of the independent registered public accounting firm thereon and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

The Financial Statements are our first annual audited consolidated financial statements prepared in accordance with IFRS and these have been approved by resolution of the Board of Directors (the “Board of Directors”) meeting held on February 11, 2014. The selected consolidated statement of comprehensive income data for the years ended December 31, 2013 and 2012 and the selected consolidated statements of financial position data as of December 31, 2013 and 2012 and as of January 1, 2012, the Transition Date, have been prepared in accordance with and comply with IFRS and have been derived from our Financial Statements, which were audited by PwC, whose report dated April 28, 2014 is included herein.

Until the year ended December 31, 2012, our consolidated financial statements were prepared in accordance with Argentine GAAP and in accordance with the rules of the CNV, which differs in certain respects from IFRS. For important information relating to our Financial Statements, including information relating to the preparation and presentation of the Financial Statements and the following selected financial data, see “Presentation of Financial and Other Information” above.

We have elected to apply the exception available to first-time adopters of IFRS to provide two years rather than three years of audited financial statements prepared in accordance with IFRS. Information provided under Argentine GAAP is not comparable to that prepared under IFRS and is therefore not included.

Dividends

A summary of the dividends paid during the past five years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)
2010	30.3	0.038	7.8	0.010	0.049
2011	976.0	1.228	238.7	0.300	1.502
2012	-	-	-	-	-
2013(3)	268.3	0.338	53.2	0.067	0.335
2014	-	-	-	-	-

(1) Stated in Ps. as of the payment date.

(2) Stated in U.S. dollars translated from Pesos at the exchange rate in effect on the payment date.

 (3) The Future Dividend Payment Reserve (the “Future Dividend Payment Reserve”) created by the General Annual Shareholders’ Meeting held on April 12, 2012 was fully utilized by Board of Directors’ meetings held on December 6, 2012 and March 18, 2013, which approved cash dividend payments which were made after the compliance of regulatory applicable procedures during the first half of 2013.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our Financial Statements and must be approved at a General Annual Shareholders’ Meeting as described below.

Each year our Board of Directors submits our financial statements for the preceding year, together with reports thereon by our Statutory committee (the “Statutory Committee”), to the shareholders at the General Annual Shareholders’ Meeting for approval. Under the Argentine Commercial Companies Law No. 19,550 (the “Commercial Companies Law”), a General Annual Shareholders’ Meeting must be held annually to approve our financial statements and determine the allocation of our net income for such year. In the case of listed companies, including TGS, this meeting should be held before the end of April. Pursuant to the Commercial Companies Law, companies are required to allocate a legal reserve (the “Legal Reserve”) equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock,” as shown on our Consolidated Statement of Changes in Shareholders’ Equity (the “Adjusted Common Stock Nominal Value”). If the Legal Reserve amount is reduced by any circumstances, we must restore it before paying any dividends. The Legal Reserve is not available for distribution as dividends.

Under our By-laws, after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The remainder of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. The dividend must be paid within 30 days of the shareholders’ decision. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

The General Annual Shareholders’ Meeting held on April 25, 2013 approved the creation of a voluntary reserve for a future dividend payment of Ps. 202.2 million, to consider the payment of dividends at any time before the General Annual Shareholders’ Meeting to be held on April 30, 2014 to consider the Financial Statements as of December 31, 2013 and a voluntary reserve for future capital expenditures for Ps. 140.0 million (the “Future Capital Expenditures Reserve”), both of which would be used, when our Board of Directors considers appropriate. The General Annual Shareholders’ Meeting will determine the disposition of any outstanding amount of the voluntary reserves mentioned above which remain unused as of the date of the meeting. Under the Commercial Companies Law, the purpose of any voluntary reserve cannot be changed without the prior approval of the shareholders.

In addition, at the General Annual Shareholders’ Meeting held on April 25, 2013, our shareholders approved an allocation to the Legal Reserve of Ps. 12.0 million, thereby increasing the amount in the Legal Reserve to Ps. 236.9 million, which represents 17.6% of the Adjusted Common Stock Nominal Value. The General Annual Shareholders’ Meeting to be held on April 30, 2014 shall consider the allocation of the net income for the fiscal year ended December 31, 2013 and any additions to or disposition of the balance of the Future Capital Expenditures and Future Dividend Payment Reserves. As of the date of this Annual Report, Ps. 202.2 million and Ps. 140.0 million remained in the Future Dividend Payment Reserve and the Future Capital Expenditures Reserve, respectively.

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our shares. We may pay dividends on our shares as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (i.e., the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the indentures for the 2007 and 2014 Notes (as defined herein)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the indenture for the 2007 and 2014 Notes)) would be less than or equal to 3.75:1. See “Item 10. Additional Information—C. Material Contracts—New Debt Obligations.”

During a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of the Statutory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law, as amended, and our Articles of Associations (“By-laws”).

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2013	6.1410	5.9310	6.0152	6.1410
December 2013	6.5210	6.1580	6.3228	6.5210
January 2014	8.0150	6.5450	7.1168	8.0100
February 2014	8.0060	7.7600	7.8473	7.8740
March 2014	8.0050	7.8610	7.9327	8.0020
April 2014 (through April 25, 2013)	8.0020	8.0000	8.0005	8.0000

Year ended December 31,
2009	3.8540	3.4490	3.7318	3.8000
2010	3.9880	3.7940	3.9129	3.9760
2011	4.3040	3.9720	4.1270	4.3040
2012..........................................................................	4.9180	4.3040	4.5532	4.9180
2013..........................................................................	6.5210	4.9250	5.4859	6.5210

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year or otherwise indicated. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 25, 2014, the reported exchange rate was Ps. 8.000 = US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because a significant portion of our annual revenues (Ps. 835.0 million for the year ended December 31, 2013 representing 29.1% of our total consolidated revenues from sales) are peso-denominated, our primary assets are based in Argentina, and our functional currency is the peso, while substantially all of our liabilities and most of our capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or sociedad anónima, incorporated and organized under the laws of Argentina, and substantially all of our operations and all of our operating assets are located in Argentina. For the year ended December 31, 2013, 29.1% of our consolidated revenues were peso-denominated. Conversely, substantially all of our indebtedness and most of our capital expenditures are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of propane and butane (“LPG”) and natural gasoline.

Economic instability in Argentina has adversely affected and may continue to adversely affect our financial condition and results of operations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding spending and investment, and other regulatory initiatives increasing government involvement with economic activity; international conflicts; civil unrest; and local insecurity concerns.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure (including TGS) to default on their outstanding debt. Since that crisis, Argentina has substantially increased its real Gross Domestic Product (“GDP”). During 2008 and 2009, however, the Argentine economy suffered a slowdown attributable to local and external factors, including an extended drought affecting agricultural activities and the effects of the global economic crisis. According to data published by the Instituto Nacional de Estadísticas y Censos (the “INDEC”), which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, growth in real GDP resumed in 2011, with the Argentine GDP increasing 8.9% in 2011, 1.8% in 2012 and 4.9% in 2013.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, salaries and food prices, among other indicators. According to inflation data published by the INDEC, from 2009 to 2013, the Argentine consumer price index (“CPI”) increased 7.3%, 10.5%, 9.2%, 10.5% and 10.6%, respectively; and the wholesale price index (“WPI”) increased 10.0%, 14.8%, 12.7%, 13.1% and 14.8%, respectively.

In recent years, INDEC has experienced a process of methodological reforms in the calculation of its statistics, such as CPI, WPI and GDP. Finally, on February 13, 2014 the INDEC released a new inflation index that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Under the new calculation, the January, February and March 2014 CPI rose 3.7%, 3.4% and 2.6% on each month.

Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively impacted our results of operations and financial condition. There can be no assurance that inflation rates will not escalate in the future, or of what effects the measures adopted or that may be adopted in the future by the Government to control inflation may have. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

We cannot provide any assurance that inflation will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or pay dividends.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences of our business. A substantial increase in the value of the peso against the U.S. dollar could also present risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the demand for our products and services or the costs that we incur in conducting our operations. See “Item 10. Additional Information – D. Exchange Controls.” In addition, the Government has also adopted numerous measures to control directly or indirectly foreign trade and foreign exchange markets. Since the enhancement of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals, in addition to requiring an authorization of tax authorities to access the foreign currency exchange market, the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly. These regulations may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

As of March 31, 2014, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$385.6 million. The maturity of the first installment (US$ 94.7 million) of the principal amount of our outstanding financial debt is scheduled on May 14, 2014.

We cannot provide any assurance that fluctuations in the value of the peso and/or other future economic, social and political developments in Argentina, over which we have no control, will not adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends.

Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.

In addition to the political and economic factors described above, our business and operations have been, and could in the future be, affected by actions taken by the Government through the implementation of new or changed laws and regulations, such as: nationalizations, expropriations or forced divestiture of assets; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals.

During recent years, the Argentine government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (“Fondo de Garantía de Sustentabilidad” or the “FGS”) to be administered by the Administración Nacional de la Seguridad Social (the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Purchases of debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. In addition, since acquiring equity interests in privately owned companies through the process of replacing the pension system, the ANSES has been entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, issued by the Executive Branch (the “Executive Branch”) on July 25, 2012, these representatives are to report directly to the Ministerio de Economía y Finanzas (“MEF”) and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the MEF of the agenda for each board of directors meeting and provide related documentation.

In May 2012, the Argentine Congress passed Law No. 26,741, which declared hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the measures necessary to achieve such goals and expropriated 51% of the shares of YPF (“YPF”). On February 25, 2014, the Repsol YPF S.A.

(“Repsol YPF”) board approved a compensation package offered by the Government of the equivalent of US$ 5 billion in Argentine bonds for the expropriation.

Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation. For example, increases in the costs of services and labor could negatively affect our results of operations if we are not permitted to pass those costs along to customers in the tariffs which we charge due to the imposition of price controls. See “—Risks Relating to Our Business—Following the implementation of the Public Emergency Law in 2002, we had not received any increase in our regulated gas tariffs until April 1, 2014, which has adversely affected our gas transportation segment and net revenues thereof.”

In addition, on October 26, 2011 the Executive Branch issued Decree No. 1,722/11, providing that all foreign currency revenues obtained from exports made by mining and oil and gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of this decree, we were allowed to retain overseas up to 70% of the proceeds of most of our exports of Liquids. See “Item 10. Additional Information— D. Exchange Controls.”

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. The level of government intervention in the economy may continue or increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, recent economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in 2013. Declining demand for Argentine exports, or a decline in the international market prices for those products, could have a material adverse effect on Argentina’s economic growth.

In addition, financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. For example, the recent challenges faced in 2011 and 2012 by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide and could negatively affect the Argentine economy, and in turn our business and results of operations.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors, Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by events in developed countries’ economies or events in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, financial condition and results of operations.

A lack of financing for Argentine companies, whether due to market forces or government regulation, may negatively impact our financial condition or cash flows.

The ability of most Argentine companies to access international financial markets is currently very limited and the conditions and cost of such financing are onerous if any such financing is available.

Following the default on its external debt in 2001, the government of Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Government. Since late 2012, rulings favorable to those bondholders in pending cases have deepened doubts about Argentina’s ability to service its debt under the terms of foreign judgments, and have exacerbated investors’ uncertainties as well as increased sovereign risk. A final, unappealable judgment against Argentina in these pending cases could lead to a default on its public debt and further reduce the sources of funding and investment capital that are available to Argentina, which could limit the government’s ability to adopt measures to promote economic growth. On August 23, 2013, the United States Second Circuit Court of Appeals ruled in favor of the bondholders. Argentina appealed to the United States Supreme Court, but the court has so far declined to take action. On February 19, 2014, Argentina asked the Court to reverse lower-court judgments ordering it to pay holdout creditors.

In addition, the foreign shareholders of several Argentine companies (including TGS), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims in excess of US$15 billion with the International Centre for Settlement of Investment Disputes (the “ICSID”), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. While certain plaintiffs have prevailed against Argentina in their ICSID proceedings, including most recently British Gas whose US$ 185 million award was upheld by the United States Supreme Court, Argentina has not yet honored such awards. However, in October 2013, Argentina announced its willingness to put an end to certain of such claims by offering Argentine sovereign bonds in exchange for a waiver from such plaintiffs of any rights to further litigation.

The developments described above, the global economic crisis that started in the fourth quarter of 2008, and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have generally limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers. Between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit on terms much less favorable than those faced by competitors based in other countries in the region. Since 2012, Argentine companies have had little access to such markets. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

Argentina’s past default and its ongoing litigation with holdout creditors, and economic policy measures adopted by the Government, may continue to prevent Argentine companies such as us from accessing the international capital markets readily or render the financial conditions of such access significantly more onerous than for companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

Recently approved Argentine judicial reform, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings involving the Government.

Law No. 26,854, which regulates injunctions in cases in which the Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress.  One of the relevant changes included in the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Government. Legal challenges to the law have resulted in rulings which for the time being have declared the law unconstitutional. If the law is ultimately upheld our ability in the future to pursue claims against the Government could be adversely affected.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented 23.1% and 23.4% of total net revenues during 2013 and 2012, respectively) are attributable to public service contracts, which are subject to Government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”) in 1992 pursuant Law 24,076 and Executive Branch Decrees No. 1,189/92 and 1,738/92. Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

Since 2002, Argentina has experienced significant inflation, which has adversely affected our business and results of operations. Continued inflation, without any corresponding increase in our tariffs, has adversely affected and would continue to adversely affect our gas transportation revenues, net revenues and financial condition.

In addition, since 2002, the peso has fluctuated in value, which has adversely affected our results and financial position. In particular, substantially all of our debt is denominated in U.S. dollars and significant devaluations of the peso may adversely affect our ability to make required interest or amortization payments, when due.

Since the implementation of the Public Emergency Law in 2002 and until March 31, 2014, we have received only one increase in our regulated gas tariffs, which was granted on April 1, 2014, which has adversely affected our gas transportation segment and net revenues thereof.

The Public Emergency Law also granted the Executive Branch the power to renegotiate contracts entered into with private utility companies. In July 2003, UNIREN was created under the joint jurisdiction of the MEF and the Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts. Little progress has been made to date in our renegotiation process with UNIREN for remuneration under the License (the “Renegotiation Process”). Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed with our management. On October 9, 2008, we signed a transitional agreement with UNIREN regarding the renegotiation of our License that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for improvements in our pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan called for under the 2008 Transitional Agreement using our own funds of Ps. 92.9 million, and on September 6, 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the 2008 Transitional Agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date.

As a result of this delay, in August 2010, we requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to us that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, we filed an acción de amparo (a legal action to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On November 8, 2010, we were served notice of a judgment that upheld the acción de amparo filed by us. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against this judgment.

Moreover, on November 16, 2010, we received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Government in connection with or arising from the Renegotiation Process must be suspended. In response, on November 18, 2010, we requested the suspension of the acción de amparo mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless our Board, before or at the expiration of each period, decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, we requested that ENARGAS and MPFIPyS join our request to suspend the acción de amparo, and as of the date of this Annual Report, we have not received any favorable response on this matter. See also “—Our present and former shareholders are party to ongoing legal proceedings against the Government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, our present and former shareholders may deem it convenient to abandon such claims.”

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the City of Buenos Aires set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. On November 28, 2013, the appeal requesting that the dismissal of the extraordinary appeal be vacated, was dismissed by the Supreme Court of Justice of the Argentine Republic. This decision made by the Supreme Court of Justice is a final ruling on the subject.

Under the framework of the 2008 Transitional Agreement between the UNIREN and us, which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, (the “Resolution No. I-2852”) in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. This transitional tariff increase represents the first increase received since 1999. We will adopt the necessary steps in order to achieve the whole implementation of the Transitional Agreement.

We cannot offer any assurance as to when ENARGAS will set the methodology to bill the tariff increases retroactively from September 1, 2008, or whether retroactive tariff increases will be granted under the terms of any final or addition proposals with ENARGAS or UNIREN.

Although there was also a tariff increase for natural gas distribution companies in applicable beginning April 1, 2014, among other specifically an limited remuneration increase for such natural gas distribution companies during 2013, the lack of a tariff adjustment has also adversely affected some of them, which are our main clients in the gas transportation business segment.  Failure of the distribution companies to reach an agreement with the Government on their own tariff adjustment could materially adversely affect our ability to collect gas transportation revenues. See “Certain clients of our natural gas transportation segment have cancelled their obligations to us and could extend the terms of cancellation of their obligations in the future. Cancellations or deferrals of payments by our customers, or our inability to renew natural gas firm transportation contracts maturing in the short-term, may adversely affect our natural gas transportation segment revenues. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies has been significantly delayed.

Our results of operations may be adversely affected because our License is subject to renegotiation pursuant to the Public Emergency Law.

The Public Emergency Law authorized the Government to renegotiate public service contracts, tariffs and licenses with public utility companies using the following criteria:

•

the impact of the rates on the competitiveness of the economy and on income distribution;

•

the quality of the services and the investment programs contractually provided for in the service contract;

•

the interests of users, as well as service access conditions;

•

the operational safety of the systems concerned; and

•

the profitability of a company.

The deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2015. As part of this Renegotiation Process, the terms of our License may be changed materially.  See “—Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.”

Since the enactment of the Public Emergency Law, there has not been significant progress with respect to the renegotiation of our public service contract with UNIREN. According to the 2008 Transitional Agreement, we should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before December 31, 2015 pursuant to the Public Emergency Law, as amended. If we do not reach this agreement, then UNIREN would inform the Executive Branch and provide it with recommendations for the procedural steps to follow.

In this regard, in October 2008, we also received an integral license renegotiation agreement proposal from UNIREN (which includes the initial 20% tariff increase). In October 2011, we received a new proposal from UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions to the ones included in the last proposal, the 2008 Transitional Agreement. In August 2011 our Board of Directors approved the new proposal, which was initiated by us in September 2011 allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement; however, as of the date of this Annual Report, the Renegotiation Agreement, other than the initial 20% tariff increase, is still not effective. The Renegotiation Agreement is expected to be finalized and signed by UNIREN after the approval of the relevant regulatory agencies, including, among others: the Federal Energy Bureau of Argentina (the “Federal Energy Bureau”), MPFIPyS, MEF, the Federal Congress of Argentina, and the Executive Branch.

In spite of the above-mentioned 2008 Transitional Agreement, partially implemented on April 10, 2014, and Renegotiation Agreement that have been proposed and agreed to by us, we cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License, including any resulting increase in tariffs. Even if our License is renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

An inability to reach an agreement on the renegotiation of our License or any failure of the Government to comply with the terms of the renegotiated License, when agreed, could materially adversely affect the profitability of our gas transportation business segment.

Our present and former shareholders are party to ongoing legal proceedings against the Government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, our present and former shareholders may elect to abandon such claims, but we cannot assure you that this will occur.

The Renegotiation Agreement proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, to abandon any claim or lawsuit we or they may have against the Government resulting from the effects of the Public Emergency Law.

In 2003, Enron Corp. (“Enron”), a former indirect shareholder of Compañía de Inversiones de Energía S.A. (“CIESA”), which is our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and together with Enron, the “Claimants”) filed a claim with the ICSID against the Government under the Bilateral Investment Treaty between the United States and Argentina (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted. The continued pursuit of the ICSID Claim, among other things, can adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our gas transportation activities.

In January 2011, Pampa Energía S.A. (“Pampa”) acquired (i) EPCA S.A. (“EPCA”) along with Enron’s and Ponderosa’s economic rights to the ICSID Claim; (ii) from Ashmore energy International Limited (“AEI”), the CIESA Notes and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 and (iii) AEI’s rights in certain litigation identified as “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” that in 2011 was pending before the Supreme Court of the State of New York, New York County.

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights over the ICSID Claim, and in October 2011 exercised its rights to acquire all and exclusive interest as the owner of the ICSID Claim from Enron and Ponderosa. On October 6, 2011, we issued a loan for the amount of US$26 million (Ps. 168.5 million at the exchange rate as of December 31, 2013) to Pampa, to purchase the rights to monitor, suspend and withdraw the ICSID Claim. According to its terms, the loan agreement (the “Loan Agreement”) was automatically extended on October 6, 2012 for a further one-year term. In May 2013, our Board of Directors approved the extension of the expiration date to October 6, 2014. The new expiration date is automatically renewable for a further one-year term. For more information regarding this Loan Agreement, see “Item 10. Additional Information—C. Material Contracts—Loan Agreement with Pampa.” By agreement of the disputing parties, the ICSID Claim has been suspended until July 12, 2014.

The Renegotiation Agreement would require us, and our present and former shareholders, including Enron and its affiliates, as well as Ponderosa, to abandon any claim or lawsuit we or they may have against the Government resulting from the effects of the Public Emergency Law. Additionally, the Renegotiation Agreement would require us to hold the Government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our current and former shareholders or shareholders of CIESA do not consider it convenient to abandon such claims and lawsuits, our ability to conclude the renegotiation of our License and secure tariff increases, our revenues from gas transportation may be adversely affected.

Other similarly situated public utility companies have complied with the UNIREN requirement to abandon legal claims against the Government as part of their Renegotiation Process. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, even for these companies, the process for future tariff increases has been significantly delayed. Even if our present and former shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed.

We conduct our business in a unionized environment.

The sectors in which we operate are largely unionized. Although we consider our current relations with our workforce to be acceptable, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future. Additionally, labor demands, regarding salary increases and labor conditions, are commonplace in Argentina’s energy sector and unionized workers have blocked access to plants and routes in the recent past. In addition, our collective bargaining agreements generally expire after a one-year term. Due to inflationary pressures, we have reopened negotiations during the first months of 2014.

We maintain insurance coverage for business interruptions, including business interruptions caused by labor actions. We cannot assure you that we will be able to negotiate new collective bargaining agreements on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. Natural Gas Industry and national strikes, picketing or other types of conflict with the unionized personnel may adversely affect our results of operations and financial condition

Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.

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

We are a stock corporation with limited liability (“sociedad anónima”) organized under the laws of Argentina. Substantially all of our assets are located in Argentina.

Under Argentine law, foreign judgments may be enforced by Argentine courts, provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are met. Foreign judgments cannot violate principles of public policy (orden público) of Argentine law, as determined by Argentine courts. It is possible that an Argentine court would deem the enforcement of foreign judgments ordering us to make a payment in a foreign currency outside of Argentina to be contrary to Argentine public policy if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina. Although currently there are no legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina to satisfy principal or interest payments on outstanding debt that has been previously reported to the BCRA, we cannot assure you that the Government or an Argentine court will not impose such restrictions in the future.

In addition, under Argentine law, attachment prior to execution and attachment in aid of execution will not be ordered by an Argentine court with respect to property located in Argentina and determined by such courts to be utilized for the provision of essential public services. A significant portion of our assets may be considered by Argentine courts to be dedicated to the provision of an essential public service. If an Argentine court were to make such determination with respect to any of our assets, unless the Government ordered the release of such assets, such assets would not be subject to attachment, execution or other legal process as long as such determination stands and the ability of any of our creditors to realize a judgment against such assets may be adversely affected.

In order to mitigate the energy crisis, the Government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service (including the diversion of natural gas supply from the Cerri Complex), which could materially adversely affect our business, results of operations and financial condition.

Since 2002, the natural gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2013. The supply of natural gas has not been sufficient to meet this increased demand, and the Government has adopted different strategies, measures and programs to mitigate the resulting energy crisis. These strategies, measures and programs have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, distribution companies have been prohibited from passing through price increases to consumers since 2002. Producers of natural gas, therefore, have had difficulty implementing wellhead gas price adjustments that would increase the costs of distribution companies, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been high enough to meet the increasing demand. Likewise, the elimination (until very recently) of tariff adjustments for natural gas transportation companies has caused transportation companies to suffer a decrease in their profitability.

Pipeline expansions

In light of these events, the Government has decided to implement a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). In order to finance such expansions, Law No. 26,095 was passed to provide for the creation of additional tariff surcharges (“cargos específicos”), which are special contributions to a Gas Trust made by all clients with firm transportation contracts, excluding residential customers.

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the General San Martín pipeline transportation capacity by approximately 102MMcf/d, which was completed in August 2005. In addition, in April 2006, MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a letter of intent to carry out a second, significantly larger expansion of the natural gas pipeline system (the “Second Expansion”). When complete, this Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (completed in March 2010), which permits the transportation of more natural gas from the Austral basin. As of December 31, 2013, 307 MMcf/d of the Second Expansion project has been completed and become operational. The remaining 71 MMcf/d is expected to be completed in different stages during 2014.

Ownership of the works of the Second Expansion is also vested in a Gas Trust and the investment is being financed by other natural gas trust funds, whose trustors are the natural gas producers and the shippers who subscribed for the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by clients with firm transportation contracts, excluding residential users.

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

Since February 2008, natural gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau (the “Domestic Commerce Bureau”), MPFIPyS and ENARGAS), who makes adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A., which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies, including our Liquids processing facility, the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

During the winter of 2007, when demand for natural gas was unusually high, natural gas production did not meet demand. At no time did transportation capacity constitute a bottleneck for the supply of available natural gas to the market. However, the transportation system was affected because the Government expressly instructed us to redirect natural gas deliveries to supply power plants, residential users and vehicles according to instructions from the governmental committee referred to above during the emergency, without considering whether other users had firm or interruptible natural gas supply and/or transportation contracts.

In 2008, 2009 and 2010, natural gas demand from the residential segment was lower than in 2007 as a direct consequence of warmer weather in these years. During these same periods, higher demand from the industrial and electric power plants sectors was observed and since 2011, natural gas demand has increased for all users (residential and industrial). This increased demand has resulted in a supply shortage. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system, the Government continued to impose restrictions between 2011 and 2013 on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas stations and industries connected to the distribution network.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions since 2007 as described above, we cannot assure you that similar interruptions will not in the future materially adversely affect our results of operations or financial condition. As of the date of this Annual Report, one of our clients (Profertil S.A.) brought a legal action against us, in respect of service interruptions in 2007. In that action, ENARGAS ruled in our favor. However, we cannot assure you that future interruptions of supply to our firm transportation clients will not lead to further legal action, which legal action could have a significant adverse economic and financial effect on us.

Natural gas arriving from the Neuquina basin has declined in volume since 2009. Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina and Austral natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. There is some risk that natural gas production will continue to decrease in the future and that new exploration will not compensate for such decline, which would adversely affect our Liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of Liquids we produce. In addition, the reduction in the production of natural gas could affect the flow of natural gas provided for our midstream clients for its compression and treatment.

48.1% of the natural gas transported by our system in 2013 originated in the Neuquina basin with the remainder coming primarily from the Austral basin. Since 2009, the quality and the volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account that reduces our profit from these activities.

In 2009, non-conventional natural gas was discovered in the Neuquina basin by YPF, which at that time was a subsidiary of Repsol YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. Since the expropriation of YPF in 2012, the Government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan which allows for the increase of the reserves of this basin.

We cannot assure you, however, that this new natural gas reserve at the Neuquina basin, or any other measures taken by the Government to increase natural gas production and supplies, will be successful in increasing Argentine natural gas reserves, or the extent to which our midstream or Liquids production and commercialization businesses could be adversely affected by a sustained decrease in the production of natural gas.

Increased competition in the Liquids business could adversely affect our net revenues.

Since 2002, our Liquids business has represented an increasingly substantial proportion of our business, measured in terms of revenues. In 2013, 72.1% of our net revenues were from our Liquids production and commercialization segment.

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

Measures taken by the Government may have an adverse effect on the supply of natural gas to, and the costs to produce Liquids from, the Cerri Complex, which may adversely affect revenues or costs in our Liquids production and commercialization segment, our business, and results of operations.

As described above, actions taken by the Government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, towards priority users, including residential customers. See “—In order to mitigate the energy crisis, the Government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service, which could materially adversely affect our business, results of operations and financial condition” above. During the winter of 2007, processing at the Cerri Complex was interrupted for an equivalent of 27 days. As a result, Liquids production in 2007 was the lowest recorded since 2002. From 2008 to 2010, the Cerri Complex suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas regasification tanker. During the winters of 2012 and 2013, processing at the Cerri Complex was interrupted for an equivalent of 62 and 75 days, respectively, as a result of continued governmental actions to ensure natural gas supply to the domestic market. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our Liquids business, which may result in increased costs. If we are unable to purchase natural gas from other sources, the volume of our Liquids productions may decrease. Any increase in the costs of our Liquids production and commercialization segment, or decrease in the volume of Liquids processed may adversely affect our revenues, business and results of operations.

In addition, although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020 which set the framework by which the Federal Energy Bureau establishes regulations over LPG suppliers to guarantee supply and price stability of LPG products in the domestic market. Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas (the “natural gas processing tariff charge”). The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Tariff Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In response, in order to avoid an adverse effect on our Liquids business as a result of the implementation of the Gas Tariff Resolutions, we initiated proceedings against the Presidential Decree No. 1,918/09 and the Gas Tariff Resolutions, including the Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, we obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, a preliminary injunction which provides that we are exempt from the billing and the payment of the natural gas processing tariff charge increase under the Gas Tariff Resolutions, pending the resolution of the proceedings. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order. However, we cannot assure you that this dispute will be resolved in our favor, or that amounts payable under the natural gas processing tariff charge will not be required to be paid in the future, or on a retroactive basis, if we are unsuccessful in our claim.

Our management believes that this dispute will be successful, and we have not recorded the increased charge for natural gas consumption from July 10, 2012 (the date of obtaining the injunction) to the date of this Annual Report. The increased natural gas processing tariff charge that was recorded in our financial results for the year ended December 31, 2012, resulted in an increase of Ps. 135.1 million in our cost of sales for 2012. If the injunction had not been obtained, the impact of the Gas Tariff Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Tariff Resolutions for the year ended December 31, 2013, assuming that we were able to recover the charge in the sale price of the product, would have resulted in an additional net expense of Ps. 123.9 million and a net loss for the year ended December 31, 2013. In addition, the cumulative impact on retained earnings since we obtained the injunction would have been a reduction of Ps. 189.4 million.

In March 2012, the Government announced that it had decided to suspend these subsidy changes for residential consumers; however, no effective date for the suspension has been announced yet. We cannot assure you that the Government will suspend the subsidy changes, or will not reinstate its plan for subsidy reductions.

We cannot provide any assurance that our Liquids production and commercialization business will not be subject to any further actions from the Government, which may have a material adverse impact on our business and results of operations.

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

We sell all our ethane to PBB under a 10-year agreement that will expire on December 31, 2015. The price for ethane was fixed until December 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. Prices under this contract have increased in U.S. dollars 22.4%, 9.0%, 5.0%,6.6%, 9.0% and 11.9% in 2008, 2009, 2010, 2011, 2012 and 2013, respectively, as compared to the prior year’s price. If we are not able to reach an agreement with PBB on the ethane price within a six-month period, as set forth in our agreement with PBB, such agreement may be terminated. Any ethane extracted from the Cerri Complex that cannot be sold to PBB is reinjected into the pipeline. Ethane sales represented 27.6% and 27.1% of our Liquids production and commercialization business segment revenues in 2013 and 2012, respectively.

In recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not occur again in the future. Any future unwillingness or inability of PBB to purchase our ethane production may materially affect our results of operations and financial condition.

Certain customers of our natural gas transportation segment have defaulted on their obligations to us and could extend the terms of cancellation of their obligations in the future. Defaults on or deferrals of payments by our customers, or our inability to renew natural gas firm transportation contracts maturing in the short-term, may adversely affect our natural gas transportation segment revenues.

In October 2012, MetroGAS S.A. (“MetroGAS”), a natural gas distribution company and one of our most significant customers, unilaterally modified the terms of its payment obligations with suppliers and transporters of natural gas, including us, due to its deteriorating financial condition, thus making partial payments and extending the terms of its payment obligations. The lack of progress for natural gas distribution companies in renegotiating their licenses with the Government according to the terms of Public Emergency Law may cause other customers not to fulfill their payment obligations under the natural gas firm transportation contracts entered with us. Extensions in the collection term and payment obligations could be agreed in such contracts.

During 2013, we took different measures in order to collect the unpaid obligations of MetroGAS. On December 30, 2013, MetroGAS repaid in full the total amount of its outstanding debt with us. However, we cannot assure you that MetroGAS, or our other natural gas distribution company customers in Argentina, will not default in the future, and therefore negatively impact our financial position.

Considering the diminishing supply of natural gas from the Neuquina basin we cannot assure you that the natural gas transportation contracts that expire in the short term will be renewed. In addition, after the issuance of Resolution No. 95/2013, which empowers the Federal Energy Bureau to set a defined price for the purchase of energy by the Federal Energy Bureau from power plants, and to manage the supply of natural gas to power plants, it is possible that our power plant customers will not renew their natural gas firm transportation contracts with us, because the power plant could be unable to recognize the cost of purchasing gas from us as a cost to providing energy under the new regulations. For these reasons, we cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in the existing routes or by the current customers. If we are unable to renew the majority of our natural gas firm transportation contracts as they mature, our revenues, business and results of operation could be adversely affected.

The affirmative and restrictive covenants in our currently outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

The terms of our currently outstanding indebtedness provide for numerous affirmative and restrictive covenants that limit our ability to, among other things, create liens, incur additional debt, pay dividends, acquire shares of stock and make payments on subordinated debt, enter into transactions with affiliates, sell assets, or consolidate, merge or sell substantially all of our assets.

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

Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.

As of December 31, 2013, our physical assets are insured for up to US$2,356 million subject to certain deductibles. We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. We maintain all-risk physical damage coverage for losses resulting from, but not limited to, earthquakes, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. Our level of insurance may not be sufficient to fully cover all losses that may arise in the course of our business or insurance covering our various risks may not continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. We may be materially and adversely affected if we incur losses that are not fully covered by our insurance policies or if we are required to disburse significant amounts from our own funds to cover such losses.

Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our results of operations.

In addition to our employees, we rely on a number of third party service providers to outsource certain services. We follow very strict policies to control the compliance by such third party service providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies’ labor and social security obligations towards their own employees and employees of third party service providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased and, in the event any third party service provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third party service provider to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations.

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of an unfavorable ruling.

Our business may exposes us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, criminal prosecution, among other matters. In the context of these proceedings we may not only be required to pay fines or money damages but also be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation or proceedings. Although we may establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process.

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

We are a sociedad anónima, incorporated with limited liability under Argentine law on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar. Our contact agent in New York is Grayling, its telephone number is (646) 284-9416.

We are currently the largest transporter of natural gas in Argentina, delivering, as of December 31, 2013, 60.2% of the total gas transported in Argentina, through 5,675 miles of pipeline, of which we own 4,745 miles. We manage the remaining 930 miles, which are owned by the Gas Trusts, for a fee. Substantially all of our transportation capacity, approximately 2.9 Bcf/d in 2013, is subscribed for under firm long-term transportation contracts. Gas transportation subscribers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented 23.1% and 23.4% of our total net revenues for the years ended December 31, 2013 and 2012, respectively.

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

The map below illustrates our natural gas pipeline system and the location of our compresor plants as of December 31, 2013:

Gasoducto
Gral. San Martín
Gasoducto
Anillo Gran Buenos Aires
Gasoducto
Neuba II
P.C Ordoqui
Gasoducto
Medanito-Mainque
Gasoducto
Neuba II
P.C Saturno
P.C Olavarria
P.C Gaviotas
P.C La Adela
P.C EL Chourrón
Gasoducto
Loop Sur
P.C Rio Neuquén
P.C Fortín Uno
P.C Belisle
P.C Barker
P.C Indio Rico
P.C y P.T
Plaza Huincul
COMPLEJO GRAL. CERRI
P.C Río Colorado
Gasoducto
Neuba I
P.C Piedra
del Aguila
P.C Picún
Leufu
P.C Chelforó
P.C Cervantes
P.C General Conesa
Gasoducto
Chelforo-Conesa
P.C San Antonio Oeste
P.C Bajo del Gualicho
Gasoducto
Cordillerano
P.C Dolavon
Gasoducto
Gral. San Martín
P.C Garayalde
P.C Manantiales Behr
P.C Pico Truncado
P.C Bosque Petrificado
P.C Río Seco
P.C San Julián
P.C Piedrabuena
P.C Moy Aike
P.C Magallanes

For additional information regarding our property, plant and equipment see “—D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the General Cerri natural gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province (the “Cerri Complex”) where Liquids are separated from natural gas transported through our pipeline system and stored for delivery. Revenues from our Liquids production and commercialization business represented 72.0% and 71.0% of our total net revenues during the years ended December 31, 2013 and 2012, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51.0% of our common stock. ANSES owns 23.1% of our common stock. Other local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) the Petrobras Argentina Group (the “Petrobras Argentina Group”), which holds 50% of CIESA’s common stock and (ii) the CIESA Trust, whose trustee is the Royal Bank of Scotland N.V. Sucursal Argentina (the “Trust”), which has a trust shareholding of 40.0%. The remaining 10.0% is held by EPCA (a subsidiary of Pampa).

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law CIESA did not pay at maturity, in April 2002, either the principal or the last interest installment of their notes issued in 1997 for a nominal value of $U.S. 200 million, or amounts due under the cap and collar interest rate agreements.

In April 2004, Petrobras Argentina Group and Enron, at that time CIESA’s only shareholders entered into a master settlement agreement (the “Master Settlement Agreement”) to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. Thus, on 1 September 2005, CIESA, Petrobras Argentina Group, EPCA, the Trust and its creditors executed a restructuring agreement of

CIESA’s financial debt (the “Restructuring Agreement”), which was subject to approval by the ENARGAS and CNDC. They succeed from January 2009 a number of legal claims before the Courts of New York.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Petrobras Argentina Group, Pampa, Pampa Inversiones S.A. (“PISA”) and Inversiones Argentina I Ltd. (“IAI” and together with Pampa and PISA, the “Pampa Group”), which also became the holder of the notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement by which Pampa Group entered the agreement.

On October 5, 2011, by note No. 11,362, ENARGAS have expressed no objections to the Restructuring Agreement and said that it may be enforced once the approval is obtained by the CNDC. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by the CNDC.

On July 13, 2012, CIESA, Pampa Group and Petrobras Argentina Group entered into a settlement agreement (the “2012 Settlement Agreement”) whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated them. As a result of the 2012 Settlement Agreement, CIESA paid off all the financial debt by means of (i) the transfer to Pampa Group of 4.3% of our shares; (ii) the payment of US$129.9 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Pampa Group will receive shares representing 40% of CIESA’s capital stock which are held in the Trust.

Capital expenditures

From January 1, 2012 through December 31, 2013, our aggregate capital expenditures amounted to approximately Ps. 466.7 million. Such capital expenditures include Ps. 32.8 million related to our gas transportation system expansions which were carried out under prepayment schemes, Ps. 280.9 million related to improvements to our gas transportation system, Ps. 93.7 million related to liquids production and commercialization activities and Ps. 59.3 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

During 2011, Pan American Energy S.A. (“PAE”) subscribed to 17.6 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involved an investment of roughly US$9.2 million (Ps. 39.6 million using the exchange rate as of December 31, 2011). The related works consisted of the installation of three motocompressors in one of our compressor plants located in the General San Martín pipeline. The works were financed through the advance payment for service from PAE.

During 2012, YPF subscribed to 4.2 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involve an investment of approximately US$3.0 million (Ps. 14.7 million using the exchange rate as of December 31, 2012). The works are financed through the advance payment for service from YPF.

In addition, in 2013 we reached an agreement with PBB to build a new storage tank in our loading and storage facility located in Puerto Galván, Province of Buenos Aires. The new tank will have a net total capacity of approximately 5,500 short tons. The related works will require an investment of approximately US$ 11.0 million (Ps. 71.7 million using the exchange rate as of December 31, 2013). The works will be financed through the advance payment for service from PBB.

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

Natural gas transportation services accounted for 23.1% and 23.4% of our total net revenues in the years ended December 31, 2013 and 2012, respectively. In 2013, 84.2% of our average daily natural gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below.) Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. All of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2013, the amount of net revenues derived from natural gas firm transportation contracts was approximately Ps. 517.6 million, representing 78.3% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts (see “Regulatory Framework—Industry Structure” below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2013, our service area contains 5.7 million end-users, including 3.8 million customers in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGAS, Gas Natural Ban, S.A.(“BAN”), Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These natural gas distribution companies serve in the aggregate 64.8% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2013, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGAS (1)	251.4	22.2%	2.3	89%
Camuzzi Pampeana (1)	178.9	15.8%	1.3	98%
Camuzzi Sur	157.6	13.9%	0.6	100%
BAN (1)	144.5	12.8%	1.5	67%
		64.8%	5.7

(1)

Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Petrobras Argentina Group and for all other customers, as a group, as at December 31, 2013 and 2012, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	As of December 31,
	2013		2012
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
MetroGAS	780	183.3	780	184.3
Camuzzi Pampeana	470	99.6	470	98.1
BAN	346	70.6	346	70.5
Camuzzi Sur	381	23.9	381	24.4
Petrobras Argentina Group	131	31.7	106	32.4
Others	780	92.4	833	91.8
Total firm	2,888	501.5	2,916	501.5

Interruptible and others:		159.5		101.9
Total	2,888	661.0	2,916	603.4

During 2013, we renewed our long-term firm transportation contracts for the route from Neuquina basin, which now expire during 2014 and 2015. Notwithstanding the successful results of the bid process made during 2013, the principal risk with respect to our long-term firm transportation contracts will be the renewal of the contracts for the route from Neuquén, considering the diminishing supply of natural gas from this basin. In addition, after the issuance of resolution No. 95/2013, our power plant customers may decide not to renew their firm transportation contract with us, which expires in 2014. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

MetroGAS, our largest natural gas distribution customer, began a reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by us of Ps. 27.2 million. The reorganization process was concluded on December 20, 2012 when the Commercial Court approved the reorganization agreement. In January 2013, during the reorganization process, we received and accepted an offer from MetroGAS for it to issue notes to us, to cancel our unsecured credit in the amount of Ps. 27.2 million. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings —Other Litigation.”

Regarding MetroGAS’s post-reorganization debt, in October 2012 MetroGAS reported that due to its financial situation, it had decided to unilaterally modify the terms of its payment obligations from that date with suppliers and transporters of natural gas, making partial payments and extending its maturity. For this reason, during 2012 and 2013 we were unsuccessful in our attempts to collect MetroGAS’s accounts. Finally, on December 30, 2013, MetroGAS repaid in full the total amount of its outstanding debt owed to us.

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

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2013, 2012 and 2011:

	For the year ended December 31,
	2013	2012	2011
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGAS	611	629	664
Camuzzi Pampeana	371	346	343
Camuzzi Sur	254	254	240
BAN	254	247	261
Others	470	590	597
Subtotal firm	1,960	2,066	2,105

Subtotal interruptible	367	247	219
Total	2,327	2,313	2,324
Average annual load factor (1)	80%	79%	81%
Average winter heating season load factor (1)	73%	77%	75%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2013 and 2012, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our pipeline system adequately met natural gas transportation demand in 2013, presenting zero service interruptions and complying with the high required operational standards. In this effort, we actively cooperated with the connection of the natural gas re-gasifying tanker (hired through Energía Argentina S.A. (“ENARSA”) and discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

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

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion which is significantly larger than the First Expansion. The Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the “New Magellan Strait Pipeline”), which permits the transportation of additional natural gas from the Austral basin. As of December 31, 2013, 307 MMcf/d of the Second Expansion project has been completed and is operational.  The remaining 71 MMcf/d is expected to be completed in different stages during 2014.

The New Magellan Strait Pipeline was completed in March 2010, and is 24 miles long and has a natural gas transportation capacity of 600 MMcf/d. The completion of this new pipeline required the technical support of Petrobras Argentina Group (under the scope of the Technical Assistance Service Agreement, as defined in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement” below), which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A.

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

As a result, the O&M Agreement was amended in order to include certain management services associated with the Second Expansion. Pursuant to the O&M Agreement, we will receive a total of Ps. 37 million for the 131 MMcf/d expansion works to complete the Second Expansion, in addition to the debt securities received in May 2011. The O&M Agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. The principal of said debt securities amounted to Ps. 19.8 million (including accrued interest) as of December 31, 2013, which are amortized in 96 monthly, consecutive and equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

System Improvements. In 2013 and 2012, we made capital expenditures for system improvements in the aggregate amount of approximately Ps. 65.3 million to continue the enhancement of the pipeline system’s safety and reliability. We operate our pipelines and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports, we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our system pipeline has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities would imply that we may need to increase safety measures in certain sections of the system.

Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; and in the previous five years we have not had significant ruptures in our natural gas transportation system’s pipeline.

In order to identify any Stress Corrosion Cracking (“SCC”) that may occur in our pipelines, we conduct hydrostatic tests and run an Electromagnetic Acoustic Transducer tool. In addition, we use a computer model to detect area in our pipelines that may be liable to SCC. As a result of this modeling, we have conducted several maintenance and prevention tasks, including the in-line inspection of 1,621 miles of pipeline to detect, assess, and control the external corrosion phenomenon. We have not detected the need to perform relevant repairs as a result of these inspections.

Our employees also completed recoating work along 3 miles of pipeline and based on the analysis and planning carried out by our pipeline integrity team, identified and repaired 70 external corrosion failures.

To minimize the effect of external corrosion, we have installed cathodic protection equipment. In addition, we have continued to expand implementation of the “Remote Monitoring System” which allows us to know the status of the system in real time.

Technical Assistance Service Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with EPCA (the “Technical Assistance Agreement”), an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year periods and was assigned to Petrobras Argentina Group as part of the Master Settlement Agreement. Since July 2004, Petrobras Argentina Group has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards. With the prior approval of ENARGAS and our Board of Directors, in December 2011, we and Petrobras Argentina Group agreed to a technical assistance service agreement (the “Technical Assistance Service Agreement”) for a three-year term, expiring on December 27, 2014 which substantially contains the same terms as the Technical Assistance Agreement, as amended. Any amendment, renewal or even termination of the Technical Assistance Service Agreement has to be authorized by the ENARGAS. The currency for the technical assistance fee paid to Petrobras Argentina Group was changed from U.S. dollars to Argentina pesos.

The Technical Assistance Service Agreement sets out the services to be provided by Petrobras Argentina Group to us, at the request of our Chief Executive Officer, in return for payment of a technical assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year. For the year ended December 31, 2013, we paid Petrobras Argentina Group Ps. 53 million for services rendered pursuant to the Technical Assistance Service Agreement. The services to be provided by Petrobras Argentina Group to us under the Technical Assistance Service Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Argentine government. In addition, prior to its privatization, Repsol YPF or its predecessors held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, Natural Gas Law (the “Natural Gas Law”) was passed providing for the privatization of GdE. The Natural Gas Law and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two natural gas transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to natural gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our natural gas transportation system is connected to the two natural gas distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the natural gas distribution systems serving the greater Buenos Aires area and, to a limited extent, the natural gas distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a natural gas distribution system with TGN, we are the principal supplier of natural gas transportation services.

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

The Argentine natural gas industry in recent years has experienced rising demand, decreased supply, and lower investment in exploration, production, transportation and distribution of natural gas as a result of economic factors, including the economy recovery of many industries and GDP since 2003, resulting in increased demand, and government restrictions on increases in the wellhead price of natural gas and increases in the transportation and distribution tariffs, which has constrained supply.

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

•

creation of the Gas Plus Program (the “Gas Plus Program”) in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices. In 2010, the Argentine government increased the price paid to natural gas producers who invest in new fields, shale and tight natural gas under the Gas Plus Program;

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

28

•

the passage of Law No. 26,741, which declares that hydrocarbons self-sufficiency, as well as their production, industrialization, transport and marketing, are activities of public interest and primary goals of Argentina, empowering the Argentine government to take the necessary measures to achieve such goals;

•

through the enactment of Executive Branch Decree No. 929/2013 creating a regimen to promote investment in the exploitation of hydrocarbons;

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

Most recently, in order to encourage the production of natural gas, in January 2013, the Government issued Resolution No. 1/2013, which makes available preferential payment terms to all natural gas producers that submit new projects to increase existing natural gas availability, allowing a price on additional injection of US$7.5 MMBtu. This new price implies an increase of over 40% compared to the price permitted to be charged by natural gas producers under the Gas Plus Program. The new price for the additional natural gas injected into the pipelines will be funded with funds from the Argentine National Treasury on a monthly basis. The proposed production increase must be approved by the Commission for Planning and Strategic Coordination of National Plan Hydrocarbon Investment created by Executive Branch Decree No. 1,277/12, which is the governmental body in charge of the preparation of the National Hydrocarbon Plan.

On March 31, 2014 the Federal Energy Bureau issued Resolution No. 226/2014. It provides a new tariff scheme according to cubic meter consumption and the basin or region of the country. The scheme provides different prices for those commercial and residential users to record higher consumption savings of 20%; and others to do so between 5% and 20%. In addition, in response to climatic implications that arise in the south of Argentina, a differential price for clients of Camuzzi Gas del Sur is defined in said resolution. The increase is set forth in three stages, beginning on April 1, 2014; June 1, 2014 and August 1, 2014.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the increase and breakdown of natural gas consumption in Argentina in 2003 and 2013 by type of consumer:

Source: ENARGAS

Beginning in 2003, a sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy since 2003, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2013. As a result, natural gas became, by far, the cheapest fuel in Argentina and high rates of substitution of natural gas for other fuels in industry, power plants and vehicles have been observed. Likewise, the rising demand for gas has also been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The following table sets forth local natural gas consumption by type of consumer since 2003:

References:

(1)

Includes: distribution users, commercial by-pass, by-pass physical and off system users.

(2)

Includes subdistributors.

(3)

Includes shrinkage natural gas (“TRP”) from the Cerri Complex, which is included in Others.

(4)

Includes governmental bodies.

Sources: ENARGAS, based on data from the Licensees and off system users.

The demand for natural gas in Argentina is highly seasonal, with natural gas consumption peaks in winter. The source of seasonal changes in demand is primarily residential consumers. In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Government has entered into several gas import agreements. The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by ENARSA. To deal with the drop in domestic natural gas production and in an effort to maintain supplies at levels similar to the previous years, the Government increased imports from Bolivia from 455.5 MMcf/d in 2012 to 552.7 MMcf/d in 2013, an increase or over 27%, with a maximum volume of around 603.9 MMcf/d in 2013. This action achieved a substantial saving in natural gas imports costs as the price of natural gas imported from Bolivia is approximately US$11 per million BTU, significantly lower than the over US$16.5 per million of BTU that must be paid for LNG imported from tankers.

Additionally, expansion works are currently being conducted on the Northern Pipeline managed by TGN under the Gas Trust Fund Program, which will allow for the transportation of an additional 70 MMcf/d from Bolivia. The Juana Azurduy Pipeline crosses the border between Argentina and Bolivia and is connected to a compressor plant in Campo Durán, Argentina. This new pipeline will supply natural gas to the provinces in Argentina that are not currently reached by natural gas pipeline systems.

In addition, in recent years, injections of natural gas from LNG tankers have played an important role in satisfying the growing natural gas demand during the coldest months of the year. Natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar increased from an average 438 MMcf/d in 2012 to 585 MMcf/d in 2013. ENARGAS has assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship at Bahía Blanca to our existing transportation pipeline.

On July 11, 2013, the Executive Branch issued Decree No. 929/2013. Under the framework created by Laws No. 17,319, 26,197 and 26,741, it creates a specific regime to promote investments in the exploitation of hydrocarbons in Argentina. The scheme will benefit holders of exploration permits and exploitation concessions granted by both the Government and the provinces. The promotion scheme will also benefits holders of concessions or others who present an investment in exploration of hydrocarbons in an amount not less than one billion dollars of foreign currency.

If such an investment were made within a five year period, at the end of such period, the beneficiary will have the right to freely export 20% of the production of oil and gas produced in the project free of export tax. In addition, beneficiaries will have the free availability of 100% of the revenues from the export of such hydrocarbons.

During 2013 and in order to increase the existing natural gas reserves from the Neuquina basin, YPF announced the signing of an agreement with Chevron to develop oil and gas shale deposits in this province. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

Gas Supply. For the most part, Argentina’s natural gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2013, 48.1% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin. Our pipeline system is connected to the Neuquina, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2012 and 2011, production in 2012 and 2011 (the most recent years for which information is available) and the calculated reserve life for each basin:

(1)

Estimated as of December 31, 2012 and 2011, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at the 2012 or 2011 production levels, respectively.

Source: Federal Energy Bureau

Neuquina Basin. The largest of the natural gas basins and the major source of natural gas supply for our system is the Neuquina basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquina basin by YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. During 2013 and in order to increase the existing natural gas reserves from the Neuquina basin, YPF announced the signing of an agreement with Chevron to develop oil and gas shale deposits in this province. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

In April 2012, the Executive Branch issued Decrees No. 530/12 and 557/12 which called for the 30-day legal intervention of YPF and YPF Gas S.A., giving the Executive Branch temporary management of YPF and YPF Gas S.A. Then in May 2012, the National Congress enacted a proposed law which expropriated the 51% of YPF and YPF Gas S.A. capital share owned by Repsol YPF, causing YPF to become 51% owned by the Argentine government. Since the expropriation of YPF, the Argentine government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan which allows the increase of the reserves of the Neuquina basin and the domestic Argentine natural gas supply. On February 25, 2014 the Repsol YPF board approved a compensation package of US$5 billion from Argentina for the nationalization.

If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Neuquina basin. The TGN system also accesses the Neuquén basin. Of the transported natural gas coming from the Neuquina basin, approximately 61.6% was transported by us and approximately 38.4% by TGN for the year ended December 31, 2013.

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

The map below illustrates the distribution of the gas basins in Argentina:

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

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the National Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the National Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. In February 2012, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector who continues to function in this position. In February 7, 2014 the Executive Branch extended the intervention until April 15, 2014. Executive Branch intervention is due to an investigation of ENARGAS’s possible involvement in alleged improper payments made by a sub-contractor hired by a third party engaged by the Gas Trust in connection with the construction of a portion of the First Expansion.

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

In order to comply with this policy, since February 2008, natural gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau, MPFIPyS and ENARGAS), who make adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A. which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volume among the different types of consumers by interrupting the natural gas exports and the supply to certain large industries (mainly petrochemicals companies including the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation. To clarify the criteria applied to make adjustments to the daily natural gas deliveries, in October 2010, ENARGAS issued Resolution No. 1,410/2010 which set new rules for natural gas dispatch applicable to all participants in the natural gas industry and imposed new and more severe priority demand gas restrictions on producers. Through this resolution, ENARGAS has the ability to redirect natural gas transportation in order to give priority to residential consumption.

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

The Government also expressly instructed us to redirect natural gas deliveries to supply power plants, residential users and vehicles in the winter of 2007. Since then, higher demand from industrial and power plant customers, from 2008 to 2010, and from all customers, since 2010, have been observed. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system during these periods, the Government, through the committee referred to above, continues to impose restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us from time to time, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

During the 2012 and 2013 winters, our natural gas pipeline system met the demand for natural gas due to increased natural gas imports from Bolivia and the higher natural gas injections from the LNG re-gasification tanker located in the Port of Bahía Blanca, which is connected to our system. The injection of re-gasified natural gas injection from the LNG re-gasification tanker located in Bahía Blanca and the tanker in Escobar (which is connected to the TGN transportation system) increased from an average 438 MMcf/d in 2012 to 585 MMcf/d in 2013.

With the purpose of re-directing and allocating the supply to higher priority consumers, mainly residential, commercial and CNG stations, restrictions to gas supply to the industrial sector continued in the winter of 2013, although to a lesser extent than has been observed in the past. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with us, as well as industries in different distribution areas of the country.

We do not believe that our compliance will result in legal action by any of our natural gas firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us.  See “Item 3 Key Information—D. Risk Factors.”

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

3

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

The rate for natural gas firm transportation services consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. The rate for natural gas interruptible transportation service, which is expressed as a minimum (from which no discounts are permitted) and a maximum rate per 1,000 m3 of natural gas transported, is equivalent to the unit rate of the reservation charge for the firm service based on a load factor of 100%. For both firm and interruptible transportation services, customers are obligated to provide a natural gas in-kind allowance, expressed as a maximum percentage of gas received, equivalent to the natural gas consumed or lost in rendering the transportation service. The rates for all services reflect the rate zone(s) traversed from the point of receipt to the point of delivery.

The table below sets out our local natural gas firm and interruptible rates by pipeline and zones, in effect as of April 1, 2014 (which have not changed since January 1, 2000) and the rates including the cumulative increase included in the Resolution No. I-2852 mentioned above:

From January 1, 2000 to April 1, 2014
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

Note: The gross receipts tax is not included in such transportation rates

Source: ENARGAS Resolution No. 2,496/02

Since August 1, 2014
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps.m3/d)	Minimum Charge(2) (Ps.1,000 m3/d)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.091	3.049	0.49
	Santa Cruz Sur	0.184	6.148	0.98
	Chubut Sur	0.470	15.682	3.38
	Buenos Aires Sur	0.554	18.475	5.60
	Bahía Blanca	0.849	28.300	8.40
	La Pampa Norte	0.846	28.200	8.60
	Buenos Aires	0.993	33.111	10.35
	Greater Buenos Aires	1.115	37.151	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.093	3.090	0.49
	Chubut Sur	0.378	12.610	2.89
	Buenos Aires Sur	0.462	15.410	5.11
	Bahía Blanca	0.759	25.285	7.91
	La Pampa Norte	0.758	25.281	8.11
	Buenos Aires	0.903	30.112	9.86
	Greater Buenos Aires	1.025	34.164	10.78
From Chubut to:	Chubut Sur	0.092	3.064	0.49
	Buenos Aires Sur	0.172	5.746	2.71
	Bahía Blanca	0.460	15.322	5.51
	La Pampa Norte	0.483	16.088	5.71
	Buenos Aires	0.598	19.918	7.46
	Greater Buenos Aires	0.712	23.748	8.38
From Neuquén to:	Neuquén	0.082	2.801	0.49
	Bahía Blanca	0.397	13.221	2.80
	La Pampa Norte	0.427	14.241	3.15
	Buenos Aires	0.537	17.907	3.91
	Greater Buenos Aires	0.658	21.978	4.86

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

Note: The gross receipts tax is not included in such transportation rates

Source: ENARGAS Resolution No. 2,852/14

In addition, we are entitled to a CAU, which has also remained unchanged since its institution in 2005 by ENARGAS for the purpose of compensating TGN and us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006. This charge is paid by clients that required the additional transportation capacity or who financed their expansions by means of advance payments, and is set by ENARGAS. In 2013, we recognized revenues of Ps. 49.6 million as a result of the CAU. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.” The CAU charge is not applicable to the first pipeline expansion undertaken in 2005.

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

Under the framework of the 2008 Transitional Agreement between the UNIREN and us which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014 in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. These transitional tariff increase represents the first increase received since 1999. We will adopt the necessary steps in order to achieve the whole implementation of the Transitional Agreement.

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

Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed. On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. For additional information regarding the tariff renegotiation process see “Item 3—D. Risk Factors—Risks Relating to Our Business—Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues thereof.”

As mentioned above, Resolution No. I-2852 contemplates a transitional tariff increase for the transportation of natural gas business segment. Additionally, in line with 2008 Transitional Agreement, according to Resolution No. I-2852, the funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by us and previously approved by the ENARGAS. According to Resolution No. I-2852, at least 5% of the proceeds of the transitional rate adjustment must be deposited in the trust fund, the remaining balance of the increase will be managed by us for the fulfillment of that investment plan.

As of the date of this Annual Report, the trust fund was constituted, but the investment plan has not been approved by the ENARGAS.

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

The cost of natural gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivered cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

In addition, the Argentine government has implemented a number of projects to encourage the exploration and development of new natural gas reserves, or secure alternative supplies of natural gas, in recent years.  See “Item 4. Our Information—B. Business Overview—Gas Transportation—the Argentine Natural Gas Industry.” For example, the Northeast pipeline is a project, led by the Argentine government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The Argentine government is evaluating the development, terms and conditions to carry out the expansion works. The transportation capacity of this pipeline is anticipated to be approximately 978 MMcf/d.

In 2008 and 2010, the Argentine government, through ENARSA, finalized the construction of a liquefied natural gas regasification ports in Bahía Blanca and Escobar, which, are intended to supplement the natural gas supply deficit.

In March 2010, the governments of Argentina and Bolivia signed an addendum to the agreement entered into by both countries in 2006, with the purpose of achieving a 706 MMcf/d increase in natural gas imports, which has been implemented in stages since 2010. This agreement is expected to expire in 2026.

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

9

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

We sell our LPG exports to Petredec Limited (“Petredec”), under an export agreement entered into on September 12, 2013, following a private bidding process which provides for a lower price per ton of sold product than the prior agreement. The contract provides for sales of approximately 116,844 short tons of propane and 77,161 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract will expire on April 30, 2014. For the period September 2014 through April 2015, we will submit a new bid with customers for a new agreement to replace the existing one.

In December 2013, after a bidding process, we entered into an agreement for the sale of natural gasoline to Petroleo Brasileiro S.A. - PETROBRAS (“Petroleo Brasileiro”), which provides for sales of approximately 104,718 short tons at the NWE ARA price, less a fixed discount per metric ton. The agreement will run until November 30, 2014. Petroleo Brasileiro is an affiliate of the Petrobras Argentina Group, which is a 50% shareholder of CIESA, our controlling shareholder. However, this supply contract is on market terms according to the analysis and conclusions of our Audit Committee (the “Audit Committee”).

Ethane is sold to PBB under a 10-year agreement that will expire on December 31, 2015. The minimum volume of ethane committed by us to sell PBB is 370,373 short tons per year. The price was fixed until December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. From 2008 to 2012, prices have increased 22.4%, 9.0%, 5.0%, 6.6% and 9.0%over the prior year. In 2013 the price was increased 11.9% as compared to 2012. We are currently negotiating the price for 2014 with PBB.

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

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 72.0% in 2013, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline experienced during recent years, which generated higher revenues principally from exports. If prices decrease, it could have a significant adverse effect on our future earnings from this segment.

In 2013, our export revenues from Liquids production and commercialization segment were Ps. 1,135.1 million and represented 39.6% of our total net revenues and 54.9% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,001,319 short tons, and the volume of sales from Liquids exports was 315,379 short tons, representing 31.5% of our total liquids sales volumes.  These export volumes also include sales made on account of third parties. Export revenues from our liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for Liquids on the international markets.

The annual sales of the Cerri Complex for 2013, 2012 and 2011 in short tons were as follows:

	2013	2012	2011
Ethane	346,046	336,764	345,270
LPG	551,315	573,633	505,901
Natural Gasoline	103,958	108,559	106,096
Total	1,001,319	1,018,956	957,267

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

Since 2007, the Cerri Complex has experienced natural gas supply interruptions in the colder months as imposed by the Argentine government in order to increase the supply to households and thermoelectrical plants, considering the higher costs of alternative fuels and the reduction in natural gas production. Natural gas supply interruptions have been decreasing as a consequence of the growing imports of natural gas, which have been injected into the pipeline system by liquefied natural gas regasification vessels. Since 2008, natural gas injections from regasification vessels provided the local market with increasing quantities of natural gas, which amounted to 139.2 Bcf, 160.8 Bcf and 213.7 Bcf in 2011, 2012 and 2013, respectively.

On December 3, 2008, through Presidential Decree No. 2,067/08, the Executive Branch created a fiduciary fund to finance natural gas imports to be injected into the national pipeline system. The fiduciary fund is funded, among others, through the creation of a tariff charge to be paid by (i) the users of the transportation and/or distribution regulated services, (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems, and (iii) the natural gas processing companies. Certain entities, including us, were selected to receive a subsidy for the payment of the tariff charge since December 2008. However, in November 2011, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (which we refer to as the “Gas Tariff Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of our own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing. See “Item 5. – Operating and Financial Review and Prospects—A. Operating Results—Discussion of Results of Operations for the Two Years Ended December 31, 2013 and 2012.”

In order to avoid this damage, we appealed against the application of the Executive Branch decree and the Gas Tariff Resolutions including the Government, ENARGAS and MPFIPyS as defendants, and have obtained a preliminary injunction against the implementation of the charge against us pending a determination on the merits of the case. See “Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information – Legal and Regulatory Proceedings.”

Furthermore, in March 2005, the Government enacted Law No. 26,020 which set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Consequently, we are not able to select freely the markets to allocate LPG production and need a written authorization from the Federal Energy Bureau for each export operation. As we are effectively required to meet domestic demand before exporting significant amounts of LPG, we forego revenues from foreign markets with higher prices than those established for local consumers by the Federal Energy Bureau, in order to satisfy the minimum market demand stated by the Federal Energy Bureau.

Since 2002, LPG and natural gasoline exports have been subject to a tax on exports. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

After the issuance of Resolution No. 127/08 by the Ministry of Economy, in March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), as notified daily by the Federal Energy Bureau. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2013 was 31.2%, 32.2% and 34.0% for propane, butane and natural gasoline, respectively.

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

In addition, we provide operation and maintenance of pipelines services to our affiliates Gas Link S.A. (“Link”) and Emprendimientos de Gas del Sur S.A. (“EGS”).

In October 2012, ENARGAS issued Resolution No. 3,952/12 which authorized EGS to transfer its connection pipeline and service offerings in operation to us. The transfer was executed on December 17, 2013.

In respect of our construction services, in recent years, we provided new construction services associated with an extension of inflow facilities for regasified LNG from ships at Puerto de Ingeniero White near Bahía Blanca. In 2013, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF, and Petrobras Argentina Group, we provided a range of technical services related to connection to the gas transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers for these services, include, among others, Aluar Aluminio Argentino S.A.C.I., ENARSA, YPF, Tecpetrol S.A., Profertil S.A. and Roch S.A. Moreover, in 2013, we increased our steam production in the co-generation unit located at the Cerri Complex, by improving heat recovery efficiency for the generation of electricity.

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

During 2012, Telcosur executed several agreements which account for the increase in revenues as compared to last year:

•

Pursuing its mid-term and long-term consolidation strategy, Telcosur attained capacity expansions through the renegotiation of existing agreements and the execution of new ones (Pan American Energy LLC Argentina Branch– Level 3 Argentina S.A.– Total Austral S.A. - Constructora Odebrecht S.A. – Eastel S.A. – British Telecom S.A.).

•

We reached an agreement with Telecom S.A. for the lease of sites, thus capitalizing Telcosur’s assets in the Bahía Blanca - Tierra del Fuego corridor.

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina.

(2) Incorporated in Uruguay.

As of the date of issuance of this Annual Report, we are performing the formal steps to liquidate TGU and EGS.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,675 miles long, of which 4,745 miles are of our property. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/inch2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2013, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,079	30(2)	853/995	58	14	501,310
Neuba I/Loop Sur	732	24/30	853	15	9	61,300
Neuba II	1,064	30/36	975/995	20	6	179,300
Other (1)	870	Various	Various	6	3	7,500
Total	4,745			99	32	749,410

(1)

Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

(2)

Includes two tranches of 24 inches which correspond to the "Estrecho de Magallanes" gas pipeline.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The natural gas pipeline principally serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and was expanded by us in 1996. It is one of our two main pipelines serving our principal source of gas supply, the Neuquén basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the natural gas received from the Neuquén basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata natural gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

Loop Sur. This gas pipeline was built in 1972 as an extension of Neuba I and runs parallel to a portion of the General San Martín gas pipeline. Located in the province of Buenos Aires, it transports natural gas from the Neuba I at the Cerri Complex in Bahía Blanca and terminates at the high pressure transmission ring around Buenos Aires, which we also operate. The natural gas delivered by this gas pipeline constitutes a portion of the natural gas supply for the greater Buenos Aires area. Loop Sur is also connected to the TGN system and allows us to deliver natural gas to or receive natural gas from TGN. Such transfers occur occasionally during periods of high demand for natural gas.

Neuba II. Our newest natural gas pipeline, Neuba II, was built in 1988 and is our second pipeline serving the Neuquén basin. Neuba II was expanded four times between 1996 and 2000, and again in 2008. Neuba II begins at Repsol YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of natural gas for the Federal District and the greater Buenos Aires area. In 2008, this pipeline was expanded as a part of the Second Expansion, resulting in the construction of 153 miles of natural gas pipeline.

Other Pipelines. We also operate the Cordillerano natural gas pipeline, built in 1984, which receives gas from the Neuquén basin and supplies it mainly to three tourist centers in southern Argentina. In addition, we operate other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa natural gas pipeline and other natural gas pipelines known as natural gas transfer pipelines.

Additional information regarding the expansion of our gas transportation system is included in “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Ancillary Facilities

Cathodic Protection System

Currently, we operate more than 280 cathodic protection devices, which are located along our main pipelines. The objective of this system is to prevent the corrosion process. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes DC rectifiers, and generators powered by thermic, turbine natural gas engines in locations where no electric lines are available. The system also includes an impressed current-deep anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

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

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 60,450 short tons of liquids. See “—Item 4. Our information. —B. Business Overview—Liquids Production and Commercialization” above.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 113 MMcf/d and a total compression capacity of 29,960 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2013:

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

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a fiber optic network of approximately 497 miles, which covers the route Bahía Blanca – Puerto Madryn; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado – Río Gallegos.  In 2013, we installed 81 miles of fiber optic to connect the city of Río Gallegos and the radio station “El Cóndor” which is the southern most continental radio station in South America.

Environment and Quality

Federal and provincial laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards, and establish remedial obligations in certain circumstances’.

In general, we are subject to the requirements of the following federal environmental regulations:

•

the National Constitution;

•

Law No. 25,675 on National Environmental Policy;

•

Law No. 24,051 on Hazardous Waste;

•

Law No. 25,688 on Environmental Management of Waters;

•

the Criminal Code; and

•

the Civil Code.

17

•

provincial legislation on the hazardous waste management, control of water resources, emission of greenhouse gases and environmental compliance.

The principal environmental issues arising from our operations are related to the release of natural and combustion gases into the atmosphere, emergencies and damages by third parties, environmental noise, generation of waste, and impact on the soil and water courses. We monitor all of these issues through a measurement and follow-up program. We also have an annual program of emergency drills to test our response capacity in the event of security or environmental emergencies.

The above description of the material Argentine environmental regulations is only a summary and does not be taken as a comprehensive description of the Argentine environmental regulatory framework.

Owing to the increasing complexity of environmental issues, in 2013 we created the Environmental Committee formed by the Vice Presidents of Operations, Services, Legal and Regulatory Affairs, Institutional Affairs and the Safety, Health, Environment and Quality (“SSMAC”) Manager, and we launched the first Environmental Management Cultural Change Workshop.

As a result of our efforts to consolidate our continuous improvement processes, in 2013 we obtained the recertification of our Integrated System of Safety, Occupational Health, Environmental Issues, and Quality in accordance with OHSAS 18001, ISO 14,001and ISO 9001 standards.

We have established an environmental and industrial safety investment plan for the period of 2014-2016 with a budget of approximately US$5.1 million.

Safety

In 2013 we strengthened our processes which are designed to achieve our Zero Accident target. As part of our efforts, we included within our Integrated Management System tool a module for the management of “Safety Preventive Observations” and launched the implementation of the WATCH Program (“Mirá”) in our operations areas. We believe these measures have contributed to our continuing trend of annual decreases in accident frequency and seriousness rates.

We also started to develop the Assets Management Program and continued deepening the Road Safety Program.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, damage to our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant a standard D&O insurance. For additional information, see “Item 3. Key Information.—D. Risk Factors.—Risks Relating to Our Business—Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.”

Item 4A. Unresolved Staff Comments

We do not have any unresolved staff comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements and the PwC report included elsewhere herein. The Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

We fully adopted IFRS for the first time for our financial year ended December 31, 2013. The opening IFRS statement of financial position was prepared as of our transition date as of January 1, 2012 (the “Transition Date”).All IFRS effective at December 31, 2013 were applied. For further information about the transition to IFRS see “Presentation of Financial and Other Information”.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2013 and 2012 relate to the fiscal years ended December 31, 2013 and 2012, respectively.

For information relating to the presentation of financial information see “Presentation of Financial and Other Information.”

Critical Accounting Policies and Estimates

We prepare our Financial Statements in pesos and in accordance with IFRS as issued by the IASB.

In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

•

impairment of property, plant and equipment;

•

allowances for doubtful accounts; and

•

provisions for legal claims and others

Impairment of property, plant and equipment

We consider each of our business segments to be a single cash generating unit. Accordingly, we evaluate the carrying value of our property, plant and equipment on a segment-by-segment basis in December of each year. In addition, we periodically evaluate the carrying value of our property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of the price of liquids and purchase costs of natural gas associated with our Liquids Production and Commercialization segment (including the impact of the Gas Tariff Resolutions) and Other Services segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of future costs to be incurred, (iv) the use of certain macroeconomic variables such as interest rates, inflation, changes in the exchange rate in accordance with the budget for the upcoming fiscal year approved by the Board of Directors. The discount rate is the weighted average cost of capital (“WACC”).

We recorded no impairment losses of components of property, plant and equipment as of December 31, 2013 and 2012, and January 1, 2012.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a to our Financial Statements, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of our natural gas transportation business segment at the end of each year. We considered two different scenarios:

•

Scenario 1: we are able to reach an agreement with the Government regarding a tariff increase (“Scenario 1”); and

•

Scenario 2: we are unable to reach an agreement with the Government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2013, we assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Government are also uncertain, we developed three different projected cash flow streams based on the timing, type and amount of our tariff increase based on the renegotiation process with the Government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the probability of occurrence of 95% to each projected cash flow—50%, 10% and 35%, respectively. Specific details of each cash flow streams as of December 31, 2013 were based on: (a) the status of the negotiations with the Government, (b) the status of the legal actions initiated by us in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement and upheld by the Decree No. 1,918/09, (c) our current regulatory framework, (d) recent experiences and renegotiation agreements signed by other natural gas and electricity utility peers, and (e) management’s expectations regarding other measures that management believes are likely to be taken by the Government to deal with the present economic situation of natural gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by us (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

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

We have prepared our projections under the assumption that the natural gas transportation tariff will be improved according to the current framework. However, we are not in the position to ensure that future changes in our tariff schedule will be in line with our estimates. Therefore, significant differences may arise in relation to the estimates and assumptions used as of the date of this Annual Report.

Based on those estimations, as the estimated discounted cash flows were higher than the carrying amount of such assets, we determined that the property, plant and equipment were not impaired under IFRS as of December 31, 2013.

In addition, we have performed a sensitivity analysis of the probability of occurrence of each scenario and we concluded that up to 18% increase in the weighted probability of the pessimistic case (from 35% to 53%) and a 10% reduction in the probability of occurrence of the optimistic case (from 10% to 0%) and an 8% reduction in the probability of occurrence of the base case (50% to 42%) would not generate adjustment for impairment.

As mentioned in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”, effective April 1, 2014, the Company obtained a 20% increase in its tariffs confirming in part the Company's projected increases. This increase together with the changes in economic variables triggered a reevaluation of the impairment testing previously performed as of year end. As a result of this reevaluation the conclusion did not differ from the previous one and no impairment was necessary.

Allowances for doubtful accounts

We provide for doubtful accounts relating to accounts receivables. The allowance for doubtful accounts is based on the evaluation of various factors, including the credit risk of customers, historical trends and other information. While we uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations.  We have considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and our Financial Statements reflect that consideration.

Provisions for legal claims and others

We have certain contingent liabilities with respect to legal and regulatory proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments as of the time the accruals are made, estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

We believe that our accounting policy relating to the allowances for doubtful accounts and provision for legal claims and others is a “critical accounting policy” because:

•

It requires our management to make estimates and assumptions that are highly susceptible to change from period to period.

•

The impact that recognizing or reversing allowances for doubtful accounts and provisions for legal claims and others would have on our consolidated balance sheet as well as on the results of our operations could be material.

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

For the year ended December 31, 2013, 72.1% of our net revenues were attributable to our Liquids production and commercialization segment and approximately 23.1% of our net revenues attributable to our natural gas transportation segment.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

Source: INDEC, Banco de la Nación Argentina.

In January 2007, the INDEC, which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, modified its methodology for calculating the Consumer Price Index  (the “CPI”). Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC’s official inflation data (as well as other economic data affected by inflation data, such as poverty and GDP estimates). Laws and regulations currently governing the Argentine economy may continue to change in the future and these changes may adversely affect our business, financial condition or results of operations. For more information, see “Item 3. Key Information—D. Risk Factors. —Risks Relating to Argentina” Our Financial Statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environments in Argentina.

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

Discussion of Results of Operations for the Two Years Ended December 31, 2013 and 2012

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2013 and 2012, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2013 compared to year ended December 31, 2012
	2013	2012	Variation	Percentage Change
Revenues from sales	2,865.0	2,575.0	290.0	11.3%
Operating costs	(1,365.7)	(1,128.1)	(237.5)	(21.1%)
Depreciation	(229.6)	(223.6)	(6.0)	(2.7%)
Costs of sales	(1,595.3)	(1,351.7)	(243.6)	(18.0%)
Gross profit	1,269.7	1,223.2	46.4	3.8%
Administrative and selling expenses	(575.1)	(517.5)	(57.6)	(11.1%)
Other operating income / (expenses)	12.1	(4.0)	16.0	400.0%
Operating profit	706.6	701.8	4.9	0.70%
Net financial results	(532.7)	(342.4)	(190.3)	(55.6%)
Share of (loss) / profit from associates	(0.5)	0.2	(0.7)	(350.0%)
Income tax expense	(65.9)	(126.8)	60.9	48.3%
Total comprehensive income	107.5	232.7	(125.2)	(53.8%)

Year 2013 Compared to Year 2012

Total comprehensive income

For the year ended December 31, 2013, we reported a total comprehensive income of Ps. 107.5 million, in comparison to the Ps. 232.7 million reported in the year 2012.

The decline in total comprehensive income during 2013 mainly stems from the negative impact of Ps. 190.3 million recorded in the net financial expenses, which is mostly attributable to the impact of the foreign exchange loss generated by our U.S. dollar denominated debt. The slight operating profit increase, of Ps. 4.9 million, was mainly driven by: (i) a gradual increase in fixed costs in the Natural Gas Transportation business segment that were not compensated by a revenue increase, given that the implementation of a tariff adjustment has not been implemented in fourteen years, (ii) the increase in the variable costs of the Liquids Production and Commercialization business segment, and (iii) increased selling and administrative expenses.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2013 and 2012 represented 55.7% and 52.5%, respectively, of net revenues reported in these years.

Administrative and selling expenses for the years ended on December 31, 2013 and 2012 represented 20.1% of net revenues reported in both of these years.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2013 and 2012.”

Share of (loss) / profit from associates

In the year ended December 31, 2013, we recorded a share loss from associates of Ps. 0.5 million, compared to the profit of Ps. 0.2 million recorded in the year ended December 31, 2012. The loss from associates was principally due to the loss on our investments in Link during 2013 due to the increase in the financial expenses.

Net Financial Results

Net financial results for the years ended December 31, 2013 and 2012 are as follows:

Total net financial expenses were Ps. 532.7 million for the year ended December 31, 2013, compared to Ps. 342.4 million reported in 2012. This negative variation is primarily attributable to a higher foreign exchange loss generated by our U.S. dollar denominated debt obtained to finance the acquisition of fixed assets, of which 90% correspond to the Natural Gas Transportation business segment. The greatest negative impact on our financial expense was the effect of the foreign exchange loss of Ps. 299.0 million arising from the higher devaluation of the Peso during 2013. This effect was partially offset by a Ps. 38.0 million gain on derivative financial instruments and a Ps. 115.0 million gain on interest generated by investments as a result of higher interest rates and higher amounts invested in 2013.

To partially offset the negative impact of the Argentine peso exchange rate variation against the U.S. dollar –which represented an increase of approximately 20% as of February 10, 2014- on our net monetary liability position, in the year 2014 we continue the mitigation actions we started in 2013, including currency forward agreements and investments in financial instruments which reflect the variation in the exchange rate.

Analysis of Operating Profit by Business Segment for the Two Years Ended December 31, 2013 and 2012

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2013 and 2012:

	Year ended December 31,		Year ended December 31, 2013 compared to year ended December 31, 2012
	2013	2012	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales	661.0	603.4	57.7	9.6%
Cost of sales	(521.9)	(473.4)	(48.5)	(10.2%)
Gross profit	139.1	129.9	9.2	7.1%
Administrative and selling expenses	(124.2)	(102.6)	(21.6)	(21.0%)
Other operating income / (expense)	14.6	(4.3)	18.9	439.5%
Operating profit	29.5	23.0	6.5	28.3%
Liquids Production and Commercialization
Revenues from sales	2,065.3	1,835.7	229.6	12.5%
Cost of sales	(994.7)	(791.1)	(203.6)	(25.7%)
Gross profit	1,070.6	1,044.6	26.0	2.5%
Administrative and selling expenses	(421.6)	(396.6)	(25.0)	(6.3%)
Other operating (expense) / income	(2.1)	0.4	(2.5)	(625%)
Operating profit	646.9	648.4	(1.5)	(0.2%)
Other services
Revenues from sales	138.6	135.9	2.8	2.0%
Cost of sales	(78.7)	(87.2)	8.5	9.7%
Gross profit	59.9	48.7	11.3	23.2%
Administrative and selling expenses	(29.3)	(18.3)	(11.0)	(60.1%)
Other operating expense	(0.4)	-	(0.4)	(100%)
Operating profit	30.3	30.4	(0.1)	(0.3%)

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 23.1% and 23.4% of our total revenues during the years 2013 and 2012, respectively. Following the implementation of the Public Emergency Law in 2002, we have not received any increase for our regulated natural gas transportation tariff until April 7, 2014. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation. Since the implementation of the Public Emergency Law in 2002, we have not received any increase for our regulated natural gas transportation tariff nor for our O&M Agreement and CAU tariffs, we were no longer able to offset the impact of the inflation on our costs. For that reason, revenues for our regulated natural gas transportation segment decreased in real terms and we have suffered a deterioration of our operating performance.

The CAU is a charge created by ENARGAS to compensate us for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts. We have had to face increasing operation and maintenance costs throughout the years, whereas the CAU has not been modified since it was created in November 2005. The CAU is less than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of these assets. Revenues relating to the CAU amounted to Ps. 49.6 million, and Ps. 52.4 million for the years ended December 31, 2013 and 2012, respectively. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Through Executive Branch Decree No. 1,918/09, the Argentine government ratified the 2008 Transitional Agreement signed by us and UNIREN, which provides for a tariff increase effective as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the tariff with retroactive effect. On April 7, 2014, ENARGAS issued Resolution No. I-2852 which contemplates a cumulative 20% transitional tariff increase fully effective August 1, 2014 for the natural gas transportation business segment. The 2008 Transitional Agreement and the tariff increase granted by Resolution No. I-2852 will be in force until the effective date of the Renegotiation Agreement to be signed with the Argentine government. In 2010 we filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. Although the transitional tariff increase beginning April 2014 and fully effective on August 1, 2014 has been granted by ENARGAS, as of the date of this Annual Report, we do not have receive any instruction to bill the retroactive tariff increase contemplated in the 2008 Transitional Agreement and therefore consider this last increase a partial implementation of 2008 Transitional Agreement.. For further information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business—  Following the implementation of the Public Emergency Law in 2002, we have not received any increase in our regulated gas tariffs, which has adversely affected our gas transportation segment and net revenues” And “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Adjustment of Rates.”

During 2013, the Natural Gas Transportation business segment recorded an operating income of Ps. 29.5 million, compared to Ps. 23.0 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

•

Revenues from the Natural Gas Transportation business segment increased by Ps. 57.7 million for the year ended December 31, 2013 compared with the previous year, despite the fact that the tariff increase had not yet been implemented. The increase is primarily due to higher volumes transported under interruptible natural gas transportation contracts.

•

Revenues related to natural gas firm transportation contracts amounted to Ps. 517.7 million and Ps. 494.7 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 66.6 million and Ps. 35.1 million for the years ended December 31, 2013 and 2012, respectively.

•

Costs of sales and administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 70.1 million, from Ps. 576.0 million to Ps. 646.1 million, as compared to the year ended December 31, 2012. This increase was mainly attributable to higher labor costs relate to the joint negotiations during 2013, amounting Ps. 52.5 million and an increase of Ps. 15.5 million in taxes and contributions.

•

The positive variation in Other operating income was mainly due to the reversal of allowances for doubtful accounts amounting Ps. 18.3 million attributable to the collection of the notes issued by MetroGAS S.A. See “Item 8.A—Financial Information—Consolidated Statements and Other financial information. Other Litigations—for more information.

Liquids Production and Commercialization Segment.

Unlike the natural gas transportation segment, revenues of the Liquids production and commercialization segment are not subject to full regulation by ENARGAS and the Federal Energy Bureau. However, in recent years, the Argentine government has enacted a number of laws and regulations that have limited our ability to realize commercialize at the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the Cerri Complex. See “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization—Regulation” for more information.

The Liquids production and commercialization segment represented 72.1% and 71.3% of our total net revenues during the years ended December 31, 2013 and 2012, respectively. Production and

Commercialization of Liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, propane, butane and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

All ethane produced by our Liquids segment in the year ended December 31, 2013 was sold locally under a long-term contract with PBB. In 2013, we sold 61.7% of our production of LPG in the local market to LPG marketers (55.4% in 2012), with the remainder exported to Petrobras Global Trading BV (from January to September 2013) and to Petredec (from September to December 2013). In addition, all natural gasoline produced during the 2013 year was exported to Petroleo Brasileiro, also a related party, under a contract that was renewed in December 2013 and will expire in November 2014. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2013 and 2012 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2013 compared to year ended December 31, 2012
	(volumes in short tons)		(volumes in short tons)
	2013	2012	Increase / (Decrease)	Percentage Change
Local Market
Ethane	346,046	336,764	9,282	2.7%
LPG	339,894	317,716	22,178	7.0%
Subtotal	685,940	654,480	31,460	9.7%

Exports
LPG	211,421	255,917	(44,496)	(17.4%)
Natural Gasoline	103,958	108,559	(4,601)	(4.2%)
Subtotal	315,379	364,476	(49,097)	(21.6%)
Total Liquids	1,001,319	1,018,956	(17,637)	(11.9%)

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for liquids on the international markets. See “Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information—Exports.” Since November 2007 and March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2013 was 31.2%, 32.2% and 34.0% for propane, butane and natural gasoline, respectively.

During 2013, the Liquids Production and Commercialization business segment recorded an operating income of Ps. 646.9 million, compared to Ps. 648.4 million in 2012. The main factors that affected the results of operations for this segment during 2013 were the following:

•

The Liquids Production and Commercialization segment revenue increased by Ps. 229.6 million in 2013, compared with the previous year, mainly due to an increase of Ps. 300.8 million in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and higher revenues derived from logistics services rendered in Puerto Galván amounting to Ps. 24.0 million. Both effects were partially offset by a decline in the international reference price of Ps. 46.5 million and a lower volume exported in order to meet the higher local demand for LPG, resulting in a Ps. 63.0 million decrease in net revenues.

On average, prices of LPG were lower than prices reported in the previous year. In the second half of the year we conducted a price bid for our new export agreement, and due to market conditions at the conclusion of the bid, we obtained a considerable decrease in the final price, despite the unstable scenario in the international market. On the other hand, Cerri Complex’s processing activities were restricted by the policy adopted by the Government to guarantee the supply of natural gas. In spite of this, through adequate temporal management of the complex and its facility maintenance plans, we have been able to mitigate the negative impact of the drop in processing activity, and obtain a higher yield of processed natural gas volumes.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 228.6 million, from Ps. 1,187.7 million to Ps. 1,416.3 million, as compared to the year ended December 31, 2012. This increase was mainly due to: (i) a Ps. 156.1 million increase in variable production costs of liquids resulting from the rise in the price of natural gas, purchased as Replenishment Thermal Plant (“RTP”) for the Cerri Complex, (ii) a Ps. 18.4 million increase in tax from sales, and (iii) a Ps. 12.3 million increase in labor costs.

During 2013, there have been changes in the liquid processing framework agreement with producers and shippers which had a significant impact on our operating costs. For this reason, we negotiated the renewal of the agreements to purchase natural gas with our suppliers in order to ensure the arrival of this raw material with higher calorific power to the Cerri Complex.

These costs had a negative impact on the operating margins of the Liquids production and commercialization business segment, which in prior years had managed to offset the negative effect of tariff freezing in the Natural Gas Transportation segment.

As described in “Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation,” in 2008, the Executive Branch created the gas tariff charge under Presidential Decree No. 2,067/08. The gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011. We are currently disputing the increased gas tariff charge, and the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, has issued a preliminary injunction in July 2012, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the gas processing tariff charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Tariff Resolutions, pending resolution of the dispute. See “Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information – Tax Claims.”

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. The increased natural gas processing tariff charge that was recorded in our financial results for the year ended December 31, 2012, resulted in an increase of Ps. 135.1 million in our cost of sales for 2012. If the injunction had not been obtained, the impact of the Gas Tariff Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Tariff Resolutions for the year ended December 31, 2013, assuming that we were able to recover the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 123.9 million and a net loss for the year ended December 31, 2013.

In addition, the cumulative impact on retained earnings since we obtained the injunction would have been involved a reduction of Ps. 189.4 million.

Other Services.

This segment includes midstream and telecommunications services. Midstream services include gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. These services are rendered by us or through our affiliates Link, TGU and EGS. As of the date of issuance of this Annual Report, we are performing the formal steps to liquidate TGU and EGS. Telecommunications services are provided by Telcosur.

During 2013, the Other services business segment recorded an operating income of Ps. 30.3 million, compared to Ps. 30.4 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

•

Other Services revenues increased by Ps. 2.8 million for the year ended December 31, 2013 compared to 2012, primarily due to higher revenues of Ps. 26.8 million in fiscal year 2013 for construction services related to the expansion of the pipeline system and facilities for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank imported by ship, located near the city of Bahia Blanca in the Province of Buenos Aires. This effect was offset in 2013 by higher revenues from steam generation services for electricity generation (Ps. 12.1 million), the positive impact of the variation in the exchange rate of the Argentine peso against the U.S. dollar, the effect price adjustments (approximately Ps. 12.0 million) had on the revenues from natural gas treatment and conditioning services and an increase of Ps. 2.8 million in the telecommunication services provided by Telcosur after the consummation of new long-term agreements.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 2.5 million, from Ps. 105.5 million to Ps. 108.0 million, as compared to the year ended December 31, 2012. The decrease was principally attributable to lower cost of services rendered to third parties of Ps. 15.8 million. This effect was partially offset by the increase in labor cost of Ps. 4.9 million and higher turnover tax of Ps. 7.8 million.

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

Beginning in April 2007, we began a series of steps to refinance the Restructured Notes and the amended and restated loan agreements with Inter-American Development Bank (the “Amended Loans”). These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the “Tender Offer”), which was completed in May 2007 and accepted by 78.4% of the noteholders; a new notes offering (described below); an optional prepayment of amounts outstanding under the Amended Loans; and the redemption of all of the Restructured Notes remaining after the completion of the Tender Offer. Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$500 million (the “2007 Notes”) pursuant to our Medium Term Note Program (the “2007 Program”), which provides for the issuance of up to a maximum principal amount of US$650 million in notes. The interest rate for the 2007 Notes is fixed at 7.875%, and the maturity date is May 14, 2017. The principal amount will be amortized in four equal payments, which will mature on May 14, 2014, 2015, 2016 and 2017.

Between August 2008 and August 2010, we cancelled 2007 Notes with a nominal value of US$125,976,000, which were purchased by us on market, at prices lower than their nominal value. These purchases and cancellations helped us to reduce our finance costs.

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes (the “Exchange Offer”). The Exchange Offer settled on February 11, 2014. We accepted 67% of the 2007 Notes, US$250,741,000 aggregate principal amount and issued US$ 255,451,506 of new notes (the “2014 Notes”) pursuant to our Medium Term Note Program approved by the CNV on January 3, 2014 (the “2014 Program”). The 2014 Notes bearing interest at a fixed rate of 9.625% per annum, and the principal will be amortized in four equal payments, which will mature on May 14, 2014, 2018, 2019 and 2020.

As of the date of this Annual Report, our total indebtedness under the 2007 Notes amounted to US$123,283,000 and thus, the amortization payments are expected to amount to US$30,820,750 payable in each of 2014, 2015, 2016 and 2017, respectively. Our total indebtedness under the 2014 Notes amounted to US$ 255,451,506 and thus, the amortization payments are expected to amount to US$63,862,876 payable in each of 2014, 2018, 2019 and 2020. See “Item 10. Additional Information – C. Material Contracts –Debt Obligations.”

During 2013, we implemented actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering currency forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we will invest in financial instruments which reflect the variation of the exchange rate. In light of the current financial crisis and the macroeconomic environment, our ability to finance our financial debt payments could be limited.

In 2012 and 2013, increased prices and volumes in our Liquids production and commercialization segment have compensated for the increases in our operational costs and the decrease in the revenues from natural gas transportation and other business segments. Even though on February 10, 2014 the Argentine peso depreciated approximately 20% against the U.S. dollar, a potential future new devaluation of the peso, additional capital expenditures required by the Argentine government or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

Our primary sources and uses of cash during the years ended December 31, 2013 and 2012 are shown in the table below:

	Years ended December 31,
	2013	2012
	(in million of pesos)
Cash and cash equivalents at the beginning of the year	693.0	346.7
Cash flows provided by operating activities	871.0	509.7
Cash flows used in investing activities	(484.6)	(202.2)
Cash flows (used in) / provided by financing activities	(238.1)	20.0
Net increase in cash and cash equivalents	148.2	327.5
Foreign exchange gains on Cash and cash equivalents	52.5	18.8
Cash and cash equivalents at the end of the year	893.8	693.0

Cash Flows Provided by Operating Activities

Cash flows from operating activities for the year ended December 31, 2013 increased by Ps. 361.2 million, principally due to the higher cash flow generated by the non-regulated business, of approximately Ps. 139.5 million, and the regulated business segment, of approximately Ps. 122.6 million, which was mainly due to the collection of MetroGAS’ past due accounts receivables after the payment agreement of December 30, 2013. In addition, during 2013 we made lower income tax payments of Ps. 57.2 million.

Cash Flows Used in Investing Activities

Cash flows used for investing activities increased by Ps. 282.4 million primarily as a result of the placement of investments, other than cash and cash equivalent, in order to hedge exposure to changes in the exchange rate due to our financial indebtedness denominated in U.S. dollars.

Cash Flows (Used in) / Provided by Financing Activities

Cash flows used in financing activities increased by Ps. 258.1 million mainly due to dividend payments authorized at the Board of Directors meetings held on December 6, 2012 and March 18, 2013 of Ps. 145.3 million and Ps. 118.3 million, respectively, according to the resolutions of the General Annual Shareholders' Meeting held on April 12, 2012. These dividends were paid during the first half of 2013.

Description of Indebtedness

As described above, in June 2007 we issued the 2007 Notes and in February 2014 we issued the 2014 Notes in exchange for tendered 2007 Notes. We are subject to several restrictive covenants under both series of notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. Because our 2007 and 2014 Notes amortize beginning on May 14, 2014, we will have annual obligations from 2014 to repay principal on such debt. We are also subject to other restrictive covenants that impact our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations” for a detailed discussion of the terms of our financial debt, including the interest rates and material covenants applicable to such indebtedness.

On August 24, 2012, we signed a Ps. 20.0 million loan with Santander Río Bank (the “Santander Loan”), which bears interest at fixed rate of 15.01% per annum, payable monthly. The Santander Loan amortizes principal in nine quarterly and equal installments of Ps. 2.2 million, beginning on August 26, 2013 and matures in August 2015.

During 2013, we obtained two loans. The first, on November 22, 2013, was a financial loan of Ps. 20.0 million received from Banco Itaú Argentina S.A. Payments of principal are due in 25 equal and consecutive monthly installments beginning in November 2014. The loan bears an interest rate of 15.25%, and it must be repaid on a monthly basis after its execution.

Also, on December 3, 2013, we obtained a loan from Banco Macro S.A. of Ps. 10.0 million. The loan bears an interest rate of 15.25%, to be repaid monthly. Payments of principal are due in equal and consecutive monthly installments beginning in July 2014 and ending in April 2017.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2014-2016 period, in millions of U.S. dollars, are set forth in the following table:

	2014	2015	2016	Total
Gas transportation
Reliability and others	23.0	34.3	24.8	82.1
Expansions (1)	3.4	-	-	3.4
Operational efficiencies	-	-	-	-
Total	26.4	34.3	24.8	85.5
Liquids production and commercialization
Reliability and others	10.1	5.2	5.2	20.5
Expansions	-	-	-	-
Operational efficiencies	0.4	-	-	0.4
Total	10.5	5.2	5.2	20.9
Other services(2)	8.4	2.0	0.5	10.9
Total Capital Expenditures	45.3	41.5	30.5	117.3

(1) Financed by our clients through advances for the prepayment of the service to be provided.

(2) The corresponding works of 2014 will be financed by our clients through prepayment of the service to be provided.

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because most of our debt obligations are denominated in U.S. dollars and more than Ps. 835.0 million of our annual revenues are peso-denominated. Contributing to this exposure are the measures taken by the Government since the repeal of the Convertibility Law and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization segment, approximately 90% of which are denominated in U.S. dollars. See “Item 3-Key Information Exchange Rates Information.”

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits. In addition, in order to reduce our exposure to currency exchange rates, during 2013 our Board of Directors approved a change in our investment policy allowing us to invest in funds and other instruments to compensate for the negative impact of the variation of the peso against the U.S. dollar on our net liability position, which is primarily  in U.S. dollars. To that end, as of December 31, 2013, some of our funds were in dollar-linked mutual funds and public bonds nominated in U.S. dollars. In addition, we have entered into forward purchase transactions. For further information see “-Derivative Financial Instruments” below.

Our financial debt obligations denominated in foreign currency as of December 31, 2013, amounted to US$377.7 million (Ps. 2,463.0 million). As of December 31, 2013, we also had the equivalent of US$10.5 million (Ps. 68.3 million) of trade and other payables denominated in U.S. dollars. Finally, US$101.2 million (Ps. 655.7 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$287.0 million as of December 31, 2013.

We estimate, based on composition of our balance sheet as of December 31, 2013, that every Argentine peso exchange rate variation of 10% against the U.S. dollar, plus or minus, would result in a variation of Ps. 187.6 million of our consolidated net position in U.S. dollars. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

Beginning in September 2013, we entered into forward purchase transactions of U.S. dollars to cover the risk exposure associated with exchange rates derived from our financial debt for an aggregate amount of US$122.7 million. These forward contracts settled on November 29, 2013 (US$14.7 million), December 30, 2013 (US$33 million) and December 31, 2013 (US$75 million). The fair value of the outstanding derivative financial instruments as of December 31, 2013 is Ps. 26.5 million.

In January and February 2014, we entered into forward purchase transactions of U.S. dollars with some banks for an aggregate amount of US$80 million. In addition, we entered into future purchase  contracts of U.S. dollars in the Rosario Future Exchange (“Rofex”) for an aggregate amount of US$25 million. These forward and future contracts will settle on May 30, 2014. The weighted average exchange rate was set at Ps. 8.589 per $1.

We do not enter into derivative financial instrument agreements for speculative purposes.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our all of debt obligations are fixed.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “A. Operating Results—Discussion of Results of Operations for the Two Years ended December 31, 2013 and 2012” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

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

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2013:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)	2,882.5	797.1	2,085.4	-	-
Purchase Obligations (2)	403.3	380.8	22.5	-	-
Other Long-Term Liabilities(3)	45.7	45.7	-	-	-
Total	3,331.4	1,223.5	2,107.9	-	-

(1)

Refers to amortization and interest payments on the 2007 Notes as described in “Item 5. Operating and Financial Review of Prospects – Description of indebtedness.” and “Item 10 – Additional Information. C.Material Contracts”, respectively.

(2)

Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.

(3)

Refers to the estimated technical assistance service agreement to be paid to Petrobras Argentina Group pursuant to Section 2.5 of the Technical Assistance Service Agreement. For more information see, “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement.”

The 98.2% of the debt obligation amounts set forth above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1.00 = Ps. 6.521 as of December 31, 2013. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

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

Under our By-laws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board of Directors constitutes a quorum, and resolutions must be adopted by a majority of the directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote. Upon motion by the Chairman, our Board of Directors’ meetings may be held by video or telephone conference.

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

As we mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies or “AFJPs”) transferred their outstanding share of our capital stock (which represents 23.1% of our common stock) to the FGS managed by the ANSES. At our General Annual Shareholders’ Meeting held on April 29, 2011, the ANSES appointed Miguel Eduardo Mirmi and María Belén Franchini as independent directors and Ernesto Guillermo Leguizamón and Santiago Alejandro Maggiotti as independent alternate directors. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors meeting and provide related documentation.

The Commercial Companies Act governs the way directors are appointed. Directors are appointed by the General Annual Shareholders’ Meeting or by the Statutory Committee as the case may be, when authorized by the “By-Laws”. It is not mandatory to be a shareholder of the company to be eligible as director. Section 263 of the Commercial Companies Act mandates that up to one third of the members of the board can be appointed by the “cumulative vote system.” The vote of each shareholder who chooses to use the “cumulative vote system” shall be multiplied by the number of members to be appointed; the result may be partially or fully allocated to any of the candidates. All of the shareholders are entitled to choose the “cumulative vote system” in other words, not only ANSES has the right to appoint members to the board through that system.

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

A director who participates in the adoption of a resolution or who advises on or recognizes such resolution, will be exempted from liability if he leaves written evidence of his objection and notifies the Statutory Committee before his liability is reported to the board of directors, Statutory Committee, a shareholders’ meeting, or competent authority or before judicial action is exercised. Shareholder approval of a director’s performance terminates any liability of a director vis-à-vis us, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

Causes of action against directors may be initiated by us upon a majority vote of shareholders. If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may initiate the action on behalf of and for our account.

At the General Annual Shareholders’ Meeting held on March 6, 1996, our shareholders approved the acquisition of civil liability insurance coverage for directors, Syndics and officers. Such coverage is common practice among public companies who seek protection for such persons against shareholders’ and other parties’ claims.

Four of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and the CNV rules. Three of them are also members of our Audit Committee. The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

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

In all cases, “significant shareholding” refers to those shareholders holding at least fifteen per cent (15%) of our common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to management and administration of any such companies, or its controlling entity.

The following table sets out the membership of our Board of Directors as approved at our General Annual Shareholders’ Meeting held on April 29, 2011, their respective positions on the Board of Directors and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in Other Company
Ricardo Isidro Monge	2010	2014	Chairman	Adviser to the Executive Director at Petrobras Argentina
Gustavo Mariani	2011	2014	Director	Vice Chairman and Chief Business Development Manager at Pampa
Rigoberto Mejía Aravena(1)	2006	2014	Director	Manager of the Division of Integration and Participations at Petrobras Argentina
Héctor Daniel Casal	2009	2014	Director	Legal Vice President at Petrobras Argentina
Sonia Fabiana Salvatierra	2009	2014	Director	Member of the law firm Salvatierra & Asociados Abogados
María Belén Franchini	2011	2014	Independent Director	Legal and Technical Secretary of the ANSES
Diego Alberto Güerri	2006	2014	Independent Director	Member of the law firm Güerri & Asociados
Carlos Alberto Olivieri	2010	2014	Independent Director	Independent Consultant
Miguel Eduardo Mirmi	2009	2014	Independent Director	Member of the law firm Caimi, Maciel, Mirmi & Monzon law firm
Jorge Raúl Subijana(2)	2010	2014	Alternate Director	Finance Manager
Marcos Marcelo Mindlin	2011	2014	Alternate Director	Chairman of Pampa
Allan Blumenthal	2011	2014	Alternate Director	Natural Gas Business at Petrobras Argentina
José Eduardo Lazary Teixeira (3)	2013	2014	Alternate Director	Legal, Financial and Administrative manager at Petrobras Argentina
Mariano Osvaldo Ferrero	2011	2014	Alternate Director	Legal Consultant
Santiago Alejandro Maggiotti	2011	2014	Independent Alternate Director	Credit Risk Manager of the FGS at ANSES
Alejandro Candioti	2011	2014	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2014	Independent Alternate Director	Chairman of GPR Economía S.A.
Ernesto Guillermo Leguizamón	2009	2014	Independent Alternate Director	Member of the law firm Leguizamón, Alonso & Asoc.

(1) Mr. Rigoberto Mejía Aravena submitted his resignation effective December 17, 2013.

(2) Effective December 17, 2013, Mr. Jorge Raúl Subijana has been appointed as Director after the resignation of Mr. Rigoberto Mejía Aravena.

(3) Mr. José Lazary Texeira was designated in the shareholders meeting held on April 25, 2013 and submitted his resignation effective December 17, 2013.

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

Gustavo Mariani has a Master in Finance from the CEMA University, a degree in Economics from the University of Belgrano, and is a Chartered Financial Analyst (CFA) since 1998. He is a partner and managing director of Grupo Dolphin S.A. In 2005, he became Director in Pampa Energía where he currently serves as Chairman. He also serves as Director on the Boards of Edenor S.A., Transba S.A., CIESA, Central Térmica Güemes S.A., Central Térmica Loma La Lata S.A., Central Térmica Piedra Buena S.A. and he is Chairman of Hidroeléctrica Los Nihuiles S.A. and Hidroeléctrica Diamante S.A. Prior to 2005 Mr. Mariani served as Chief Financial Officer (“CFO”) of Grupo IRSA/Cresud/Alto Palermo. He was born on September 9, 1970.

Héctor Daniel Casal graduated in Law from the Universidad Católica Argentina in 1980. He joined Petrobras Argentina in 1991. Since 2003, he has acted as Legal Vice President at Petrobras Argentina. Currently, he serves as Director of CIESA, and Petrobras Electricidad de Argentina and as alternate Director of Petrobras Argentina, Edesur S.A. and Petrolera Entre Lomas. He also serves as Director abroad in Petrobras Argentina Colombia, Petrobras Holding Austria GmbH and Petrobras Financial Services Austria GmbH. He was born on April 10, 1956.

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

Carlos Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA) and Stanford. At present, Mr. Olivieri is professor of Finance of Di Tella University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF S.A. as CFO for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires  and Michigan Universities. Currently, Mr. Olivieri is also member of the board of directors of Provida AFP (Chile), Crown Point Ltd. (Canada) and International Advice. He was born on May 14, 1950.

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

Jorge Subijana holds a Public Accountant degree from the Universidad de Belgrano and a Master’s Degree in Administration from IAE. He joined Petrobras Argentina in 1988, where he has held different positions, including Financial Manager from 2009 to present. He was born on June 9, 1963.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Javier Gremes Cordero	2012	CEO
Gonzalo Castro Olivera	2007	CFO
Benjamín Guzmán	2010	Operations Vice President
Daniel Perrone	1999	Institutional Affairs Vice President
Nicolás M. Mordeglia	2010	Legal and Regulatory Affairs Vice President
Carlos H. Sidero	2013	Human Resources Vice President
Alejandro Basso	1998	Management Control and Corporate Governance Vice President
Oscar Sardi	2005	Services Vice President
Néstor Hugo Martín	2013	Business Vice President

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

Nicolás M. Mordeglia received a Law degree from the Universidad de Buenos Aires in 1988 and a Master’s degree in Business Law and an Executive Business Program from Universidad Austral in 1994. During 2002 he attended an Executive Management Business Program at IAE. He worked for the Legal Affairs Department of SADE Ingeniería y Construcciones S.A. (f/k/a Sade S.A.C.C.I.F.I.M.) from 1990 to 1992, and for the Legal Affairs Department of Compañía Naviera Perez Companc S.A.C.F.I.M.F.A. from 1993 to 1995. He worked for the Legal Affairs Department of Cerro Vanguardia S.A. (f/k/a Minera Mincorp S.A.) from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina (f/k/a Pecom Energía S.A.) and has been appointed to several boards of directors and Statutory Committees in corporations in Argentina and abroad where Petrobras Argentina has interest including TGS and CIESA. Since August 2010, he has served as our Legal Affairs Vice President and, since April 2011, he has been responsible also for regulatory matters. He was born on August 17, 1965.

Carlos H. Sidero graduated from the National University of Buenos Aires as a Certified Public Accountant. He worked with Isaura S.A. from 1981 through 1994 . From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina S.A. He joined TGS in March 2013 as Vice President Human Resources. He was born on February 16, 1956.

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Governance Vice President. He also acts as Vice Chairman of TGU and president of the board of directors of EGS and Telcosur. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and from that year he has held different positions in our operations area. In April 2005 he was designated Service Vice President. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

Néstor Hugo Martín obtained a degree in Chemical Engineering from the Universidad Nacional del Sur, Bahía Blanca. Mr. Martín has wide experience in the oil and gas industry. Between 1976 and 2002 he held different positions in companies such as ESSO S.A.P.A., YPF, Isaura S.A. and EG3. In 2002 he joined Petrobras Argentina where he served in many managerial positions especially related to planning, business and trading. In 2013, he was designated as our Business Vice President. He was born on April 17, 1953.

For additional information regarding the provisions include in the Shareholders’ Agreement for the election of our CEO, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

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

B.

Compensation

The remuneration paid by us during the year 2013 in favor of our members of the Board of Directors and executive officers amounted to Ps. 2.2 million and Ps. 16.3 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

Executive officers are subject to a goal-directed management system with a variable remuneration program. Consensual objectives are in line with our global objectives, as the variable remuneration program links a portion of its compensation to the performance thereof and our performance. Total compensation of executive officers consists of a fixed portion (normal and usual remuneration) and a variable portion. The variable portion depends on the level of achievement of the “Outcome” objectives, which consists of economic and financial targets, and “Performance Results,” including business objectives that do not have an associated economic result. We measure achievement of these objectives annually, based on performance during the fiscal period.

C.

Board Practices

For information on the term of office of our directors and executive officers, see “A. Directors and Senior Management” above. The information in that section is incorporated herein by reference.

None of the members of our Board of Directors are party to any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

According to the Capital Market Law (the  “Capital Market Law”) issued by the Argentine Federal Congress, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” The Audit Committee operates under its Rules of Procedure, which were approved by our Board of Directors in 2003 in accordance the requirements of the Capital Market Law. The Rules of Procedure require that the three members that form the Audit Committee must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the General Annual Shareholders´ Meeting held on April 29, 2011, Diego Alberto Güerri, Carlos Alberto Olivieri and Miguel Eduardo Mirmi were designated as independent members of the Board of Directors and were appointed to the Audit Committee and Alejandro Candioti, Diego Petrecolla and Ernesto Guillermo Leguizamón were appointed as their alternates, respectively.

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

•

verify compliance with the Code of Ethics (see Item 16.B. Code of Ethics);

•

issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;

•

prepare an annual performance plan for the fiscal year and notify the Board of Directors and the Statutory Committee within 60 days from the beginning of the period;

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

In evaluating the external auditors’ performance, the Audit Committee must:

•

analyze the different services rendered by the external auditors as well as their independence, according to TR No. 15 of the Argentine Federation, any other related regulations issued by professional councils and those regulations set by Title IV, Chapter III, Article 1 of the Rules of the CNV ("New Text 2013" or "NT 2013");

•

report separately the fees billed as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectuses, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such as those associated with design and implementation of systems, laws and regulations, financial issues, etc.; and

•

verify the independence of the external auditors in accordance with internal policies.

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

40

•

provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Law No. 26,381, Section I, Chapter IV, article 98); and

•

issue a report supporting a Board of Directors’ resolution to buy back our shares (Law No. 26,381, Section I, Chapter III, article 64).

Once a year, the Audit Committee is required to prepare a plan for the fiscal year to be presented to the Board of Directors and to the Statutory Committee. The directors, members of the Statutory Committee, managers and external auditors must, when requested by the Audit Committee, attend its meetings, provide the Audit Committee with information and otherwise assist the Audit Committee in the performance of its functions. In order to better perform its functions, the Audit Committee may seek the advice of legal counsel and other independent professionals at our expense, pursuant to a budget approved by the shareholders, and we must provide the Audit Committee with access to the information and documents it may deem necessary to perform its duties.

According to CNV rules, at least once a year and upon the filing of the annual Financial Statements, the Audit Committee shall issue a report to the shareholders, addressing how the Committee performed its duties and the results of its work.

The aggregate remuneration paid by us during the year 2013 to the members of the Audit Committee was approximately Ps. 1.1 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Statutory Committee

The Statutory Committee is our monitoring body as stipulated in Section No. 284 of the Commercial Companies Law. Our By-laws provide for a Statutory Committee consisting of three syndics and three alternate members (“alternate syndics”). In accordance with our By-laws, two syndics and the corresponding alternate syndics are elected by a majority vote of the holders of our Class A Shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Committee is elected at the General Annual Shareholders’ Meeting and serves for a one-year renewable term. Members of the Statutory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TRNo. 15. Our directors, officers and employees may not be members of the Statutory Committee, all members must be independent. Our By-laws require the Statutory Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Committee consist of monitoring our management’s compliance with the Commercial Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors and shareholders’ meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and General Annual Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid by us during 2013 to the members of the Statutory Committee was approximately Ps. 0.6 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets out the current membership of our Statutory Committee, each of whom was appointed at the General Annual Shareholders’ Meeting held on April 25, 2013, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Héctor Osvaldo Rossi Camilión	2013	2014	Syndic
José Daniel Abelovich	2013	2014	Syndic
Alejandro Roisentul Wuillams	2013	2014	Syndic
Ramiro Rojas	2013	2014	Alternate Syndic
Marcelo Héctor Fuxman	2013	2014	Alternate Syndic
Claudia Inés Siciliano	2013	2014	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

Héctor Osvaldo Rossi Camilión received a Law degree from the Facultad de Derecho y Ciencias Políticas de la Universidad Católica Argentina. Between 1972 and 1995 he had a specialized role as a lawyer for financial institutions and private companies. In 1995 he founded Estudio Rossi Camilión & Asociados a law firm based in Buenos Aires, Argentina. He is member of the board of directors of Teka Tecelagem Fuerinch S.A., Intersmart S.A. and Itautec Argentina S.A. He also served as syndic in Lanxess S.A., Santher Argentina S.A., Banco Itaú Argentina S.A., Itrust Servicios Inmobiliarios S.A.I.C., Itaú Socidad de Bolsa S.A., Banco Patagonia S.A. and Deca Piazza S.A.. He was born on May 2, 1948.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., an audit and consulting firm, and a  member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the Statutory Committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario. He was born on July 20, 1956.

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

Corporate Governance Practices; NYSE Requirements

See Item 16.G. Corporate Governance.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2013, 2012 and 2011:

	Number of Employees as of December 31,
Department	2013	2012	2011
General	2	2	2
Administration and Finance	47	47	44
Human Resources	19	18	16
Control and Corporate Governance	10	8	8
Legal and Regulatory Affairs	11	11	10
Public Affairs	7	8	8
Services	138	124	108
Safety and Environmental	10	9	20
Business	41	44	44
Internal Audit	2	-	-
Operations	616	613	640
Total	903	884	900

The following table sets out the number of employees according to geographical location as of December 31, 2013, 2012 and 2011:

	Number of Employees as of December 31,
Location	2013	2012	2011
City of Buenos Aires	247	219	211
Province of Buenos Aires	383	382	386
Province of Chubut	54	57	61
Province of La Pampa	13	13	14
Province of Neuquén	69	72	73
Province of Río Negro	56	56	63
Province of Salta	-	1	1
Province of Santa Cruz	79	81	82
Province of Tierra del Fuego	2	3	9
Total	903	884	900

As of December 31, 2013, 2012 and 2011 the number of temporary employees working for us was 16, 53 and 64, respectively.

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

Higher inflation levels in Argentina have led to increased conflict between employers and unionized workers, particularly within the gas industry. As a result, in 2013 we signed new agreements with our labor unions. These agreements, which were in force throughout 2013, have allowed us to avoid significant labor unrest and strikes. We have begun contract negotiations with our labor unions to avoid conflict in 2014, but the status of these negotiations is uncertain.

Currently, 26.0% of our workforce is affiliated with one of three national unions, each of which has representation in each of the jurisdictions in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of December 3, 2013 is 120,793 shares.

Our directors, Syndics and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares. Local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Petrobras Argentina Group, which altogether hold 50% of CIESA’s common stock and (ii) the Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina), which has a trust shareholding of 40%. The additional 10% is held by EPCA (a subsidiary of Pampa). (See “Item 4.—Our Information—A. Our History and Development—General” above.)

On July 13, 2012, Pampa and Petrobras Argentina Group entered into the 2012 Settlement Agreement. Pursuant to the 2012 Settlement Agreement and as a relevant condition thereof, the above mentioned parties cancelled all of CIESA’s Notes due and outstanding since 2002. As compensation, CIESA, among other payments, cancelled the aggregate financial debt by means of (i) the transfer of 34,133,200 of our Class B Shares (representing 4.2962% of our outstanding Class B Shares), to PISA (a subsidiary of Pampa) and (ii) once the pending governmental approval is obtained, the transfer of shares representing 40% of the capital stock in CIESA that is currently held in trust by The Royal Bank of Scotland, Sucursal Argentina to PISA. Upon completion thereof PISA will be the direct and indirect holder of 50% of the capital stock of CIESA.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of March 31, 2014:

Name of Beneficial Owner	Number of Shares	Percent of Total Common Shares	Class
CIESA	405,192,594	51.0000%	A
ANSES	183,618,632	23.1113%	B
PISA (1)	29,909,950	7.6829%	B

(1) According to Scheduled 13D filed with the SEC on January 21, 2014.

Pursuant to the Pliego and the terms of the 2007 Notes and 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

As of March 31, 2014 a total of 27,632,842 ADRs, representing 138,164,210 Class B Shares (35.49% of the total Class B Shares) were held by approximately 30 registered holders. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

Shareholders’ Agreement

As a result of changes in the shareholding of our controlling company, CIESA, a shareholders’ agreement was signed on August 29, 2005 (the “Shareholders’ Agreement”). This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement divides the CIESA shares into five classes that grant the shareholders different rights and obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Statutory Committee.

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

Election of Our Directors and Officers; Voting. The Shareholders’ Agreement also contains provisions governing the voting of shares held by CIESA, the election of the members of the Board of Directors and our Statutory Committee, the appointment of certain officers and certain other matters.

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

Regarding the designation of our Statutory Committee members, Petrobras Argentina Group appoints two syndics and the same number of alternate syndics. The position of Chairman of our Supervisory Committee is held by one of the two syndics appointed by the Class A1 shareholders. The remaining syndic and alternate syndic are appointed by the Class B3 shareholders.

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

B.

Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on a percentage of the operating income of the Company. In December 2011, with the prior consent of ENARGAS, we and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Commercial transactions

On September 24, 2013, our Board of Directors approved the agreement signed with Petrobras Argentina to transfer natural gas and richness to us, which will be in force for one year beginning October 1, 2013. The price, which is denominated in U.S. dollars, is determined according to common practices.

Moreover, we, under certain agreements, process the natural gas in Cerri Complex and commercialize the liquids, render natural gas transportation services and other services to our related companies, mainly to Petroleo Brasileiro; Petrobras Global and MEGA.

Financial transactions. Loan agreement with Pampa.

On October 5, 2011, we granted a US$26 million loan to Pampa. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the Call Option Agreement (as defined below). Described under “Item 10 Additional Information– C. Material Contracts.” Additionally, to guarantee compliance with its obligations, Pampa created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Government acquired upon exercise of the option mentioned above. For more information, see “Item 10 – Additional Information. C. Material Contracts.” After several extensions of the maturity, on May 7, 2013, our Board of Directors approved amendments to certain terms and conditions of the loan granted to Pampa.

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2013, are as follows:

C.

Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.

Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the Index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

For additional information regarding our exports see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

On February 15, 2013, the Tax Bureau of the Province of Buenos Aires issued a resolution  ordering the Dirección General de Rentas of the Province of Buenos Aires to make a new tax assessment. On July 24, 2013, we received the settlement with no observations. On October 11, 2013 the Tax Court issued a decision resolving not to approve the settlement made by the Tax Bureau. On February 18, 2014, the Tax Bureau issued a new settlement which was accepted by us.

As of December 31, 2013, we maintain a provision of Ps. 43.3 million to cover potential losses relating to the claims of the Tax Bureau of the Province of Buenos Aires.

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

In December 2008, the Tax Bureau of the Province of Tierra del Fuego e Islas del Atlántico Sur sent us a formal assessment notice for the payment of Ps. 6.4 million corresponding to the 2002-2007 period, which we contested. On October 19, 2009, said Tax Bureau notified us of the dismissal of our denial motion and thus, on October 28, 2009, we filed an administrative appeal. On February 4, 2013, the Ministry of Economy issued a resolution which dismissed the appeal filed by us. For that reason we had to prove payment of Ps. 11.2 million plus interest in respect of capital. On June 12, 2013, we initiated legal actions leading to the recovery of such amounts. On September 13, 2013, we were notified of the dismissal of the administrative appeal. On September 26, 2013, we paid Ps. 6.8 million. We will initiate an administrative action in order to collect the amount paid.

As of December 31, 2013, we have recorded a provision of Ps. 85.9 million in respect of these contingencies under the line item “Provisions for contingencies” which amount was determined in accordance with the estimations of tax and interest, that would be payable as of such date, if all of the above mentioned proceedings were resolved against us.

However, our management believes that, if our position fails and the turnover tax has to be paid, we have a right to recover it by a transportation tariff increase as set forth in our License.

c)

Action for annulment by ENARGAS of the Gas Tariff Resolutions

Within the framework of a legal action against the Gas Tariff Resolutions, on July 10, 2012, we obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from us the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Gas Tariff Resolutions. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order.

On December 21, 2012, we expanded the grounds of our demand and requested the case to be referred to the defendants, since we are producing the discovery.

On April 2014, the Court of Appeals in administrative federal matters before which ENARGAS and the Government appealed the granting of the injunction confirmed the injunction and rejected the appeals.

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

Our Management believes it has sufficient valid arguments to defend their position, and thus, we have not recorded the increase of the charge for natural gas consumption from the date of obtaining the injunction until the date of the issuance of this Annual Report. In the event this injunction had not been obtained, we estimate the impact of the Resolutions as of December 31, 2013 and 2012, assuming that we were able to recover the charge in the sale price of product, would have resulted in an additional a net expense of Ps. 123.9 million and Ps. 65.5 million, respectively. Meanwhile, the impact on retained earnings since obtaining the injunction would have involved a reduction of Ps. 189.4 million.

d)

Repetition action of VAT and income tax

On October 9, 2008, we signed the 2008 transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 we filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, we filed an appeal before the Federal Tax Bureau. The total amount claimed by us amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current credits.”

Other Litigation

a)

Tariff renegotiation

As discussed above under “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework,” we are involved in the process of renegotiating our public service contracts with UNIREN.

b)

MetroGAS bankruptcy process

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the MetroGAS Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. The Class A notes shall be due and payable in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the MetroGAS Notes. If this event has not occurred on or before the deadline, Class B notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case we receive a retroactive tariff increase in pursuit of the transitional agreement mentioned in “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

On February 8, 2013, we received the MetroGAS Notes. The nominal value of the notes amounted to US$6,181,000 of which US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value and are disclosed under the line “Other Non-Current Financial Assets”. Finally, on November 8, 2013, the presiding judge ordered the completion of the reorganization process.

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

B.

Significant Changes

No subsequent events between the end of the fiscal year ended December 31, 2013 and the date of the issuance of Annual Report have had a material effect on our financial position or our results of operations, except for the mentioned below:

Exchange Offer

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes. To this end, on January 3, 2014, the CNV issued Resolution No. 17,262.

On January 10, 2014, we launched an exchange offer for the Series I notes created under the Global Program 2007 to its creditors. The terms of issuance of the new notes do not change financial restrictions on those in force for Series I notes created under the Global Program 2007.

The period of acceptance of this offer expired on February 7, 2014. Considering the percentage of acceptance received which amounted to 67%, our financial debt was comprised as follows:

Transitory tariff increase

Under the framework of the 2008 Transitional Agreement between the UNIREN and us which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, (the “Resolution No. I-2852”) in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014.

Additionally, in line with 2008 Transitional Agreement, according to Resolution No. I-2852, the funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by us and previously approved by the ENARGAS. According to Resolution No. I-2852, at least 5% of the proceeds of the transitional rate adjustment must be deposited in the trust fund, the remaining balance of the increase will be managed by us for the fulfillment of that investment plan.

However, this is only a partial implementation of the 2008 Transitional Agreement. According to its terms, the 2008 Transitional Agreement will be in force under the terms of the Presidential Decree No. 1,918/09 until the effective date of the integral license renegotiation agreement to be signed with the Government. We will continue performing all the legal actions began to obtain the complete enforcement of the 2008 Transitional Agreement.

Board of directors’ proposal

For the year ended December 31, 2013, our Board of Directors on its meeting held on April 23, 2014, submitted for consideration to the Extraordinary and General Annual Shareholders’ Meeting to be held on April 30, 2014, the following:

Item 9. The Offer and Listing

A.

Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2009	3.35	1.73	2.49	1.31
2010	6.19	2.71	4.72	2.02
2011	6.24	2.70	3.83	2.37
2012	3.08	1.23	3.02	1.80
2013	2.77	1.55	5.23	2.22

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2013				2012
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	1.96	1.55	3.11	2.22	3.08	2.74	2.94	2.63
Second Quarter	1.86	1.61	3.40	2.60	2.83	1.64	3.02	2.15
Third Quarter	2.23	1.74	4.20	2.58	1.94	1.60	2.40	2.10
Fourth Quarter	2.77	2.07	5.23	3.70	1.82	1.23	2.42	1.80

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low
November 2013	2.50	2.07	4.40	3.84
December 2013	2.50	2.17	4.36	3.70
January 2014	2.17	1.84	4.24	3.65
February 2014	2.27	1.83	4.61	4.09
March 2014	2.40	1.92	4.58	4.05
April 2014 (through to April 25,2014)	2.56	2.37	4.95	4.68

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2013, the market capitalization of shares of the 97 companies (excluding mutual funds) listed on the BASE was approximately Ps. 3,356,005 million. At the end of December 2013, the top 10 listed securities represented 95.58% of the total trading in securities listed on an exchange is conducted through the Mercado de Valores (“Stock Market”) affiliated with such exchange.

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

The Capital Market Law, enacted in December 2012, sets out the rules to govern capital markets, its players, and the securities traded therein subject to the  CNV regulation and monitoring.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Market Law. The Capital Market Law provides rules and provisions guided by the following goals and principles:

•

Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

•

Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers’ rights;

•

Promoting access of small and medium-sized companies to the capital market;

•

Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

•

Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the CNV Regulations among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministry of Economy and Public Finance, which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others.

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

	2009	2010	2011	2012	2013
Market capitalization (US$ in billions)	574.9	477.9	374.4	471.0	514.6
Average daily trading volume (US$ in millions)	12.1	14.5	12.9	8.4	12.1
Number of listed companies	109	107	105	107	105

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

B.

Memorandum and Articles of Association

Information contained in Item 14 of TGS’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

C.

Material Contracts

Debt Obligations

2007 Notes

On May 14, 2007, we issued the 2007 Notes in aggregate principal amount of US$500,000,000 under our 2007 Program.  The Program provides for the issuance of up to a maximum principal amount of US$650 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated December 21, 2006, and by resolutions of our Board of Directors adopted on January 4, 2007, March 30, 2007 and April 20, 2007. The program was also authorized by the CNV on January 18, 2007.

The scheduled maturity date of the 2007 Notes is May 14, 2017. The 2007 Notes accrue interest at an annual fixed rate of 7.875%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2015, 25% on May 14, 2016 and 25% on May 14, 2017. Between August 2008 and August 2010, we cancelled 2007 Notes with a nominal value of US$125,976,000, which were purchased by us on market, at prices lower than their nominal value. On January 10, 2014, we launched the Exchange Offer to exchange any and all outstanding 2007 Notes for 2014 Notes. On February 11, 2014, we settled the Exchange Offer, and 67%

of the 2007 notes were tendered representing US$250,741,000 aggregate principal amount of the 2007 notes.

Taking into account these purchases and cancellations and the Exchange Offer mentioned above, the total amount of 2007 Notes outstanding as of the date of this Annual Report is US$123,283,000. Based on the aggregate 2007 Notes currently outstanding, the amount for each scheduled amortization payment will be US$30,820,750, with the first amortization payment due on May 14, 2014.

The 2007 Notes are redeemable, in whole but not in part, prior to maturity at our option any time after May 14, 2012 at a redemption price as set forth in the table below, together with accrued interest thereon and any additional amounts to the redemption date.

During the 12 Months Beginning	Applicable Percentage
On May 14, 2012	103.938%
On May 14, 2013	101.969%
On May 14, 2014	100.984%
On May 14, 2015 and thereafter	100.000%

We are also permitted to redeem the 2007 Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as a result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2007 Notes and we cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2007 Notes are entitled to require us to purchase all or a portion of the 2007 Notes at price in cash equal to 101% of the principal amount of the 2007 Notes so purchased. The 2007 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

Covenants

We are subject to several restrictive covenants under the terms of the 2007 Notes, which include, among others, the following:

•

limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the 2007 Notes on a timely basis or (ii) any material rights or interest of the trustee or the holders under the indenture or the 2007 Notes;

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

Events of Default

The 2007 Notes contain the following events of default, among others:

•

default in the payment of principal, interest or any other amount due under the terms of the 2007 Notes after a specified grace period;

•

breach of obligations contained in the 2007 Notes after a specified cure period;

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

2014 Notes

On February 11, 2014, we issued the 2014 Notes in aggregate principal amount of US$255,451,506 under our 2014 Program in exchange for a portion of the outstanding 2007 Notes. The Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated April 25, 2013, and by resolutions of our Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014.

The scheduled maturity date of the 2014 Notes is May 14, 2020. The 2014 Notes accrue interest at an annual fixed rate of 9.625%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2018, 25% on May 14, 2019 and 25% on May 14, 2020.

We are also permitted to redeem the 2014 Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as a result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2014 Notes and we cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2014 Notes are entitled to require us to purchase all or a portion of the 2014 Notes at price in cash equal to 101% of the principal amount of the 2014 Notes so purchased. The 2014 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

Covenants

We are subject to several restrictive covenants under the terms of the 2014 Notes, which include, among others, the following:

•

limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the 2014 Notes on a timely basis or (ii) any material rights or interest of the trustee or the holders under the indenture or the 2014 Notes;

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

Events of Default

The 2014 Notes contain the following events of default, among others:

•

default in the payment of principal, interest or any other amount due under the terms of the 2007 Notes after a specified grace period;

57

•

breach of obligations contained in the 2007 Notes after a specified cure period;

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

The following summary includes only the terms and conditions of the 2014 Notes and the 2007 Notes that differ in substantive respects. This summary does not purport to be a complete description of all of the terms and conditions of the 2014 Notes or the 2007 Notes that may be important.

	2007 Notes		2014 Notes
Issuer	TGS		TGS

Guarantor	None		None

Interest Rate	7.875% per annum		9.625% per annum

Amortization	Scheduled Payment Date	Percentage of Original Principal Amount Payable	Scheduled Payment Date	Percentage of Original Principal Amount Payable
	May 14, 2014	25%	May 14, 2014	25%
	May 14, 2015	25%	May 14, 2018	25%
	May 14, 2016	25%	May 14, 2019	25%
	May 14, 2017	25%	May 14, 2020	25%

Optional Redemption	Period Beginning	Applicable Percentage	Period Beginning	Applicable Percentage
	May 14, 2012	103.938%	May 14, 2018	104.813%
	May 14, 2013	101.969%	May 14, 2019	102.406%
	May 14, 2014	100.984%
	May 14, 2015	100%

Interest Payment Frequency	Semi-annually, payable on May 14 and November 14 of each year.		Semi-annually, payable on May 14 and November 14 of each year.

Maturity	May 14, 2017		May 14, 2020

Certain Covenants

Purchase of Notes by the Company

Nothing in the Indenture shall limit in any way the Company from purchasing 2007 Notes at any time in the open market or on an exchange or by tender or by private agreement at any price. Any 2007 Note so purchased by us shall not be reissued or resold and the Company shall surrender any such Old Note to the Trustee for cancellation no later than 30 days after the date of such repurchase.

Purchase of Notes by the Company

Nothing in the Indenture shall limit in any way the Company from purchasing 2014 Notes at any time in the open market or on an exchange or by tender or by private agreement at any price. Any 2014 Note so purchased by us shall not be reissued or resold.

Loan Agreement with Pampa

On October 5, 2011, we granted a US$26 million loan to Pampa. Proceeds from the loan were used by Pampa to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine the Government acquired upon exercise of the option mentioned above.

After several extensions of the maturity, on May 7, 2013, our Board of Directors approved the amendments ofto certain terms and conditions of the loan granted to Pampa, among others:

i)

The expiration date will be October 6, 2014, with the option to automatically renew for an additional one-year period.

ii)

The loan must be paid or prepaid compulsorily by the assignment to us of all rights and obligations assigned to Pampa, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to us, under the provisions of the 2008 Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) we are granted: (x) the tariff adjustment as provided by the Adjustment Agreement approved by our Board of Directors meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision to replace those currently in force under the Emergency Law with an equivalent economic effect on us.

iii)

In all cases, the compensatory and punitive interest will be cancelled or prepaid in free trade U.S. dollars.

iv)

The current interest rate is equivalent to 6.8% annually plus VAT and, if the loan is extended, the interest rate will be modified to the market rate to be determined for the next annual period, beginning October 6, 2014 until the date of full payment of the amount due under the loan.

Prior to the entry into this loan agreement and after each amendment, the Audit Committee concluded that said financial transaction can be considered under ordinary and regular market conditions, based on the opinion of an external specialist.

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

(E) (i)

If within seven (7) business days following the disbursement of the loan by us, the Borrower had not credited to the Lender (x) the use of the US$25,000,000 (twenty-five U.S. million dollars) amount in the exercise of the option referred to as “ICSID Call Option” under the Call Option Agreement, and the acquisition of rights that the Borrower is granted under the exercise of such ICSID Call Option in accordance with the terms and conditions of the ICSID Agreement, and (y) the submittance by the actors/relevant parts of the agreement of a request for suspension of the Resubmitted Request for Arbitration (as such term is defined in the ICSID Agreement) (the "Arbitration") for a six (6) month period, or (ii) if the Borrower had not informed us about the procedural steps and courses of action adopted by the actors in the Arbitration within five (5) working days from occurrence thereof, or had not consulted and negotiated in good faith with us as to the renewal of the suspension or otherwise, prior to the expiration of each period of suspension granted and prior to adopting its decision regarding the expected course of action intended to be followed with regard to Arbitration.

Should any of the above mentioned events occur, the term for payment of principal shall be considered automatically lapsed, and all outstanding principal plus any compensatory interest and penalty interest, plus any other relevant amount, shall be considered immediately due and payable by the Borrower to us.  As of the date of this Annual Report, no event of default has occurred.

For more information, see “Item 3. Key Information—Risks Relating to Our Business— Our results of operations may be adversely affected because our License with the Argentine government is subject to renegotiation pursuant to the Public Emergency Law.”

D.

Exchange Controls

Since the end of 2001, the Argentine government has imposed controls on the foreign exchange market and the movement of capital. All transactions involving the purchase of foreign currency must be settled through the single free exchange market (the “MULC”) where the BCRA supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the BCRA.

Additionally, prior to the application for purchasing foreign currency in the MULC, in accordance to the provisions of the Resolution No. 3,417 issued by the Administración Federal de Ingresos Públicos (“AFIP”) on December 20, 2012 we must obtain the authorization of the AFIP. According to Resolution

No. 3,417, we must transact through the “Single Electronic Window of Foreign Trade”, which is a new electronic tool that facilitates the transfer of commercial information about foreign trade transactions between government bodies. The transactions listed in this resolution are, among others: interest payments made abroad for debts, profits and dividends paid abroad and payments related to services provided by foreign suppliers. Accordingly, the Argentine residents that make payments abroad in relation to such transactions shall be required to deliver such information through an electronic data transfer, with a new service called “Foreign Payment Affidavit” (Declaración Anticipada de Pagos al Exterior or “DAPE”) and thus, will have to obtain permits for these operations.

In June 2005, the Government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of such incoming funds be deposited with a bank in Argentina in a non-transferable, non-interest bearing account for 365 calendar days. Export and import financing operations, as well as primary public offerings of corporate bonds listed on self-regulated markets, among others, are exempt from the foregoing provision.

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

61

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

Argentine Taxes

Income tax. Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of Class B shares or ADSs. The scope of the law was clarified by means of the Decree No. 2,334/114.

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends. Until Law No. 26,893 became effective, dividends of our cash, property or capital stock paid or distributed to holders of Class B Shares or ADSs were generally not subject to income tax withholding. However, according to Law No. 25,063, published on December 30, 1998, the portion of cash or other type of dividend distribution, exceeding our accumulated net income at year end (if any) is subject to a 35% withholding tax as a sole and definite payment.

In addition, as of the effective date of Law No. 26,893, the gross amount of dividends we distribute(other than stock dividends) in respect of Class B Shares or ADs are subject to tax at a rate of 10%. This tax is imposed on dividends distributed to overseas beneficiaries through withholding.

Taxation of Capital Gains. Under Law No. 26,893, any income originating from the sale, exchange, disposition or transfer of Class B Shares or ADSs is generally taxable, as described below. However, income to resident individuals from the sale, exchange, disposition or transfer of Class B Shares or ADSs that are listed on securities exchanges or markets and/or authorized to be offered to the public, is exempt from such tax.

Resident individuals

Capital gains obtained by resident individuals from the sale of Class B Shares or ADs not listed on securities exchanges or markets or not authorized to be offered to the public are subject to tax at a rate of 15%.

Losses arising from the sale, exchange or other disposition of Class B Shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Foreign holders

As of the effective date of Law No. 26,893 on September 23, 2013, a non-resident holder who sells, exchanges or otherwise disposes of Class B Shares  or ADSs is subject to a capital gains tax at a rate of 15%. This tax is assessed, at the option of the seller, on either (i) 90% of the gross proceeds of such sale, exchange or disposition, or (ii) the net gain from such sale, exchange or disposition, as calculated under the relevant income tax law. However, when both the purchaser and the seller of Class B Shares or ADSs are non-residents, the purchaser of the shares or ADSs is liable for payment of this tax. Accordingly, when both the purchaser and the seller of Class B Shares or ADSs are non-residents, the purchaser is required to pay the capital gains tax in addition to the purchase price of the Class B Shares or ADSs. There is currently no guidance under Argentine law with respect to how a seller of Class B Shares or ADSs may determine the residence of the purchaser.

Holders are urged to consult their tax advisors regarding the applicability of Law No. 26,893 to the sale or acquisition of Class B Shares or ADSs.

Argentine entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of Class B Shares or ADSs are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of Class B Shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Tax on Personal Property (Individuals). The Argentine Tax authority has introduced some amendments to the personal property tax law. In accordance with the Law No. 25,585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals domiciled in Argentina or abroad and entities domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last Financial Statements as of each respective fiscal year. Law No. 25,585 presumes that securities whose holders are entities domiciled or located abroad indirectly belong to individuals domiciled abroad.

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

Tax Treaties. Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

United States Taxes

General. This discussion relating to certain U.S. federal income tax consequences applies only to a U.S. holder (as defined below) who holds our Class B Shares or ADSs. It applies to holders only if he or she holds our Class B Shares or ADSs as capital assets for tax purposes and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; a life insurance company; a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of our voting stock; a person that holds Class B Shares or ADSs as part of a hedging or straddle or conversion transaction; a person that purchases or sells Class B Shares or ADSs as part of a wash sale for tax purposes; or a person whose functional currency is not the U.S. dollar.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Argentina all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds Class B Shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class B Shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in Class B Shares or ADSs.

A holder is a U.S. holder if such holder is a beneficial owner of Class B Shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation or other entity taxable as such; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a US court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a holder of ADRs evidencing ADSs will be treated as the owner of the underlying Class B Shares represented by those ADSs, and exchanges of Class B Shares for ADRs, and ADRs for Class B Shares, will not be subject to U.S. federal income tax.

This discussion does not generally address any aspects of US taxation other than federal income taxation. Holders of Class B Shares or ADSs are urged to consult their tax advisors regarding the US federal, state and local tax consequences of owning and disposing of the Class B Shares or ADSs in their particular circumstances.

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, a US holder must include in his or her gross income the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). If the holder is a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends that are paid with respect to the ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. Because the Class B Shares are not readily tradable on an established securities market in the United States, it is unclear whether dividends paid with respect to the Class B Shares will also be qualified dividend income.

The holder must include any Argentine tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The holder must include the gross amount of dividends in income when the holder, in the case of Class B Shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the Class B Shares or ADSs and thereafter as capital gain.

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

For foreign tax credit purposes, the dividend will generally be income from sources outside the United States. Dividends will, depending on the holder’s circumstances, generally be either “passive” or “general” income, for purposes of computing the foreign tax credit allowable to the holder. No U.S. foreign tax credit will be allowed to U.S. holders of Class B Shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein). Subject to certain limitations, the Argentine tax withheld and paid over to Argentina will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

Taxation of Capital Gains. Subject to the PFIC rules discussed below, a U.S. holder that sells or otherwise disposes of Class B Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such Class B Shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

As discussed above under “Argentine Taxes—Taxation of Capital Gains”, it is possible that a U.S. holder who sells or purchases the Class B Shares or ADSs may be subject to Argentine tax upon such sale or acquisition. If the seller is legally liable for the tax and the seller pays this tax, then the seller should be able to claim a foreign tax credit for U.S. federal income tax purposes in an amount equal to the amount of the tax, subject to generally applicable limitations. However, because the gain from a sale or other disposition of Class B Shares or ADSs will be U.S. source income, such seller would need a sufficient amount of other foreign source income that is untaxed, or that is taxed at a tax rate that is sufficiently lower than the U.S. tax rate applicable to such seller, in order to be able to claim this foreign tax credit. Additionally, if an Argentine tax is withheld on the sale or other disposition of Class B Shares or ADSs, then the seller must include the amount of such tax withheld in the amount realized upon the sale or disposition, even though the seller does not in fact receive it. If the purchaser is legally liable for the tax, then the purchaser will likely not be entitled to receive any tax credit in the United States in respect of the payment of any such taxes.

PFIC Rules. We believe the Class B Shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the Class B Shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, the U.S. holder would be treated as if he had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Class B Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the holding period of a U.S. holder. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to a U.S. holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Interest Rate Risk

Our interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

Currently, our exposure to cash flow interest rate risk is limited due to the fact that 100% of our outstanding financial indebtedness bears fixed interest rates. Therefore, our exposure to market risk associated with changes in interest rates is limited to our financial assets which bear variable interest rate. Most of our financial assets bear fixed rate interests.

We place our cash and current investments in high quality financial institutions in Argentina, the United States of America and Europe. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and public and private notes.

The following table provides information regarding our assets and liabilities as of December 31, 2013 according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	976,048	2,508,786
Variable interest rate	48,690	-
Total	1,024,738	2,508,786

(1) Includes mutual funds, time deposits, bank accounts, trade receivables and the loan granted to Pampa which bears interest at 6.8% plus VAT. Trade receivables do not bear interest except for Ps. 3,677 which bear interest at 5.52% semmi-annual rate and Ps. 48,140 which bears CER plus a spread of 8%.

(2) Includes loans, excluding issuance expenses.

Foreign Exchange Exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since most of our debt is denominated in U.S. dollars. As of December 31, 2013, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 287.0 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues, that have significant increased our foreign exposure. As a result, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because a significant portion of our annual revenues, Ps. 835.0 million for 2013, are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate curve would not have a significant impact on the total value of them.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2013, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been Ps. 187.6 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Our indebtedness accrue interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to the financial assets at variable interest rate. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rates by expected maturity dates after the giving effect to the settlement of the Exchange Offer. For further information see “Item 10. C. Additional Information. Material Contracts. Debt Obligations”:

	Expected maturity date
	2014	2015	2016	2017	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (5)
Fixed rate	307.2	293.3	273.7	253.9	-	1,128.1	992.7
Interest rate (3)	7.875%	7.875%	7.875%	7.875%	-	-	-

Fixed rate	656.1	149.6	150.0	149.6	1,738.2	2,843.5	1,977.8
Interest rate (3)	9.625%	9.625%	9.625%	9.625%	9.625%	-	-

Debt denominated in pesos(4)
Fixed rate	18.2	23.2	13.8	1.5	-	56.7	-
Interest rate	15.01%-15.25%	15.01%-15.25%	15.01%-15.25%	15.01%-15.25%	-	-	-

(1) Converted at the exchange rate as of March 31, 2014: Ps. 8.002 = US$1.00.

(2) Based on the quoted market prices of our 2007 and 2014 Notes.

(3) For a detailed description of 2007 and 2014 Notes, see “Item 10. Additional Information—C. Material contracts—Debt Obligations.”

(4) For a detailed description of the peso denominated loans, see “Item 5. Operating and Financial Review and Prospects –B. Liquidity and Capital Resources – Description of Indebtedness.”

(5) For further information about limitations on our ability to make payments on our debt denominated in U.S. Dollares see “Item 3. D. Risk Factors. - The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.”

(6) Includes future interest payment not accrued as of December 31,2013.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume of sales in 2013, a US$50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 36.7 million annual net income effect, if international reference prices of LPG and natural gasoline are lower than US$663 and US$1,094, respectively. If they are higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products in excess of these levels. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

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

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2013 to April 28, 2014, we received from the Depositary US$330,000 for the expenses incurred by us related to the administration and maintenance of the ADS program and investor relation activities.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on this assessment, management concluded that, as of the end of fiscal year 2013, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.

Code of Ethics

We have adopted a code of ethics (the “Code of Ethics”), applicable to all employees including our principal executive, accounting and financial officers. Our Code of Ethics is available both on our website at http://www.tgs.com.ar/gobierno-corporativo/codigo-de-conducta and as an Exhibit to this Annual Report. For more information see, “Item 16G. Corporate Governance.”

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC, during the year ended December 31, 2013 and 2012 in each of the following categories are:

	Year ended December 31,
	2013	2012
	(in thousands of pesos)
Audit fees	2,663.0	1,779.6
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	2,663.0	1,779.6

Audit fees. Audit fees in the above table are mainly for the audit of our annual Financial Statements and the review of our quarterly reports and Form 20-F.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee pre-approves services prior to commencement of the specified service. Before the accountant is engaged to render audit or non-audit services, the engagement must be approved by the Audit Committee and the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The Audit Committee has delegated to its President the authority to grant pre-approvals to auditors’ services. The decision of that member to pre-approve a service is presented to the full Audit Committee at each of its scheduled meetings.

All audit fees, audit-related fees, tax fees and other, if any, are submitted to our audit committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2013 were approved by the Audit Committee prior to their engagement to perform such work.

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

▪

Law No. 26,831 and Decree No. 1,023/2013,

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

According to Section 303A.11 of the NYSE Standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. issuers. Accordingly, the following list reflects such differences:

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

Argentine law requires an Audit Committee to be comprised of at least three members with a majority of independent members. Pursuant to CNV standards, Audit Committee members are required to have knowledge in business, financial or accounting matters and issues. In addition, CNV standards require the training of Audit Committee members in the practice areas that would permit them to carry out their duties on the Audit Committee. Our Audit Committee is made of three independent members. One of them qualifies as a “financial expert” within the meaning of Item 16A of the Form 20-F. See “Item 16A. Audit Committee Financial Expert.” The Audit Committee’s functions and duties are similar to those required by the NYSE. Furthermore, Argentine law does not limit the number of audit committees on which a member of its Audit Committee may serve.

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

Transportadora de Gas del Sur S.A.--

Reference is made to pages F-1 through F-65.

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

Dated: April 28, 2014

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

2.4

Indenture dated as of February 11, 2014, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 9.625% Notes Due 2020.

2.5

Officers’ Certificate establishing the terms of TGS’ 9.625% Notes Due 2020.

3.1

CIESA Shareholders’ Agreement. (4)

3.2

CIESA’s Fourth Amendment to the Restructuring Agreement. (5)

3.3

CIESA’s Settlement Agreement (8)

4.1

Technical Assistance Service Agreement between TGS and Petrobras Argentina dated December 23, 2011. (7)

4.2

Ethane Supply Agreement between TGS and PBB Polisur S.A. (4)

4.3

Natural Gasoline Supply Agreement between TGS and Petroleo Brasileiro, dated December 30, 2013.

8.1

List of TGS’s Subsidiaries.

11.1

Code of Ethics. (4)

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

EXHIBIT 2.4

DATED AS OF FEBRUARY 11, 2014

TRANSPORTADORA DE GAS DEL SUR S.A.
AS ISSUER,

LAW DEBENTURE TRUST COMPANY OF NEW YORK,
AS TRUSTEE, CO-REGISTRAR,
PRINCIPAL PAYING AGENT AND TRANSFER AGENT,

AND

BANCO SANTANDER RÍO S.A.,
AS REGISTRAR, PAYING AGENT AND TRANSFER AGENT.

INDENTURE Euro Medium-Term Note Program For Medium Term Notes Due From 7 Days To 30 Years From Date Of Original Issue

TABLE OF CONTENTS

1.

Definitions and Other Provisions of General Application

2

1.1 Definitions

2

1.2 Compliance Certificates and Opinions

18

1.3 Form of Documents Delivered to Trustee

18

1.4 Acts of Holders; Record Dates

18

1.5 Notices, Etc., to Trustee and Company

20

1.6 Notice to Holders; Waiver

20

1.7 Effect of Headings and Table of Contents

21

1.8 Successors and Assigns

21

1.9 Separability Clause

21

1.10 Benefits of Indenture

21

1.11 Governing Law

22

1.12 Legal Holidays

22

1.13 Foreign Exchange Restrictions

22

1.14 Consent to Jurisdiction and Service of Process

22

1.15 Resignation and Appointment of Agents

23

1.16 Force Majeure

24

2.

Form of Notes

24

2.1 Forms Generally

24

2.2 Regulation S Global Note

24

2.3 Restricted Global Note

25

2.4 Form of Trustee’s Certificate of Authentication

25

3.

The Notes

25

3.1 Amount Issuable in Series

25

3.2 Denominations

27

3.3 Execution, Authentication, Delivery and Dating

27

3.4 Temporary Notes

28

3.5 Global Notes

28

3.6 Registration, Registration of Transfer and Exchange Generally; Certain Transfers and Exchanges; Securities Act Legends  30

3.7 Mutilated, Destroyed, Lost and Stolen Notes

34

3.8 Payment of Interest; Interest Rights Preserved

35

3.9 Persons Deemed Owners

36

3.10 Cancellation

36

3.11 CUSIP Numbers

36

3.12 Payments and Paying Agents

36

3.13 Computation of Interest

37

4.

Satisfaction and Discharge

37

4.1 Satisfaction and Discharge of Indenture

37

4.2 Application of Trust Money

38

5.

Remedies

38

5.1 Events of Default

38

5.2 Acceleration of Maturity; Rescission and Annulment

40

5.3 Collection of Indebtedness and Suits for Enforcement by Trustee

41

5.4 Trustee May File Proofs of Claim

42

5.5 Trustee May Enforce Claims Without Possession of Notes

42

5.6 Application of Money Collected

42

5.7 Limitation on Suits

42

5.8 Unconditional Right of Holders to Receive Principal, Premium and Interest

43

5.9 Restoration of Rights and Remedies

43

5.10 Rights and Remedies Cumulative

43

5.11 Delay or Omission Not Waiver

44

i

5.12 Control by Holders

44

5.13 Waiver of Past Defaults

44

5.14 Undertaking for Costs

44

5.15 Waiver of Usury, Stay or Extension Laws

44

5.16 Currency Indemnity

45

6.

The Trustee

45

6.1 Certain Duties and Responsibilities

45

6.2 Notice of Defaults

46

6.3 Certain Rights of Trustee

46

6.4 Not Responsible for Recitals or Issuance of Notes

47

6.5 May Hold Notes

47

6.6 Money Held in Trust

48

6.7 Compensation and Reimbursement

48

6.8 Conflicting Interests

48

6.9 Corporate Trustee Required; Eligibility

48

6.10 Resignation and Removal; Appointment of Successor

49

6.11 Acceptance of Appointment by Successor

50

6.12 Merger, Conversion, Consolidation or Succession to Business

50

6.13 Preferential Collection of Claims Against Company

51

6.14 Appointment of Authenticating Agent

51

6.15 Other Capacities

52

6.16 Certain Duties and Responsibilities of the Trustee’s Representative

52

7.

Holders’ Lists and Reports by Trustee and Company

53

7.1 Company to Furnish Trustee Names and Addresses of Holders

53

7.2 Preservation of Information; Communications to Holders

53

7.3 Reports by Trustee

53

7.4 Reports by Company

54

8.

Consolidation, Merger, Conveyance, Transfer or Lease

54

8.1 Company May Consolidate, Etc., Only on Certain Terms

54

8.2 Successor Substituted

54

9.

Supplemental Indentures

54

9.1 Supplemental Indentures Without Consent of Holders

54

9.2 Supplemental Indentures With Consent of Holders

55

9.3 Execution of Supplemental Indentures

57

9.4 Effect of Supplemental Indentures

57

9.5 Reference in Notes to Supplemental Indentures

57

9.6 Meetings of Holders; Modification and Waiver

57

9.7 Actions to be Taken Without a Meeting

58

10.

Covenants

58

10.1 Payment of Principal, Premium and Interest

58

10.2 Payment of Additional Amounts

59

10.3 Maintenance of Office or Agency

60

10.4 Money for Notes Payments to Be Held in Trust

60

10.5 Maintenance of Certain Government Approvals

61

10.6 Pari Passu

61

10.7 Reporting; Statements by Officers as to Default

61

10.8 Existence

62

10.9 Compliance with Laws, Rules and Regulations

62

10.10 Maintenance of Properties

62

10.11 Maintenance of Insurance

63

10.12 Further Assurances

63

10.13 Amendment of Technical Assistance Agreement

63

10.14 Transactions with Affiliates

63

10.15 Termination of License

63

ii

10.16  Limitation on Incurrence of Indebtedness

63

10.17 Limitation on Restricted Payments

64

10.18 Limitation on Asset Sales

65

10.19 Limitation on Liens

67

10.20 Limitation on Sale and Lease-Back Transactions

69

10.21 Waiver of Certain Covenants

69

10.22 Release of Covenants

69

11.

Redemption of Notes

70

11.1 Applicability of Article

70

11.2  Election to Redeem; Notice to Trustee

70

11.3 Selection by Trustee of Notes to Be Redeemed

70

11.4 Notice of Redemption

71

11.5 Deposit of Redemption Price

71

11.6 Notes Payable on Redemption Date

71

11.7 Notes Redeemed in Part

72

11.8 Redemption for Tax Reasons

72

11.9 Purchase Upon Change in Control

72

11.10 Purchase of Notes by the Company

73

12.

Sinking Funds

73

12.1 Applicability of Article

73

12.2 Satisfaction of Sinking Fund Payments with Notes

73

12.3 Redemption of Notes for Sinking Fund

73

13.

Defeasance and Covenant Defeasance

74

13.1 Company’s Option to Effect Defeasance or Covenant Defeasance

74

13.2 Defeasance and Discharge

74

13.3 Covenant Defeasance

74

13.4 Conditions to Defeasance or Covenant Defeasance

74

13.5 Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions

13.6 Reinstatement

Schedule I

Schedule II

Annex A – Form of Regulation S Certificate

Annex B – Form of Restricted Notes Certificate

Annex C – Form of Unrestricted Notes Certificate

iii

THIS INDENTURE, dated as of February 11, 2014 (the “Indenture”)

AMONG

TRANSPORTADORA DE GAS DEL SUR S.A. (the “Company” or the “Issuer”), a sociedad anónima organized under the laws of the Republic of Argentina, domiciled at Don Bosco 3672 (1206), Capital Federal, Argentina and originally registered under No. 11,668, Book No. 112, Volume A of Corporations with the Public Registry of Commerce on December 1, 1992;

LAW DEBENTURE TRUST COMPANY OF NEW YORK, a limited purpose trust company chartered by the New York State Department of Financial Services, as trustee (the “Trustee”), co-registrar (in such capacity, the “Co-Registrar”), principal paying agent (in such capacity, the “Principal Paying Agent”, and together with any other paying agents under this Indenture in their respective capacities as such, each of them a “Paying Agent” and all of them jointly the “Paying Agents”) and transfer agent (in such capacity, the “Transfer Agent” and together with any other transfer agents under this Indenture in their respective capacities as such, each of them a “Transfer Agent” and all of them jointly, the “Transfer Agents”);

BANCO SANTANDER RíO S.A., as registrar (in such capacity, the “Registrar”), Paying Agent and Transfer Agent; and

WHEREAS

(A)

Pursuant to the Shareholders’ Meeting dated April 25, 2013 and the Board of Directors’ meetings dated July 23, 2013, the Company has duly authorized a Medium-Term Note Program for the issuance from time to time of up to an aggregate principal amount Outstanding at any time of US$400 million (or its equivalent in other currencies or composite currencies) of medium-term notes (the “Notes”) in one or more series in such minimum amount, if any, as may be set forth by the Company from time to time (the “Program”); the Notes will constitute obligaciones negociables issued pursuant to Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (the “Negotiable Obligations Law”) and the regulations issued thereunder, and the Board of Directors’ meetings dated December 23, 2013 duly authorizing the issuance of the Notes.

(B)

The CNV (as defined herein) has authorized the establishment of the Program and the public offering of the 9.625% Notes Due 2020 (as defined herein) in Argentina pursuant to CNV Resolution No. 17.262 of January 3, 2014, the Bolsa (as defined herein) has accepted the application for the listing of such Notes on the Bolsa and the Mercado Abierto Electronico (“MAE”) has accepted the Notes for trading.

(C)

In order to provide, among other things, for the authentication, delivery and administration of the Notes, the Company has duly authorized the execution and delivery of this Indenture.

(D)

All things necessary to make this Indenture a valid Indenture and agreement according to its terms have been done.

(E)

The corporate purpose of the Company is primarily the provision of gas transportation for its own account, the account of third parties or associated third parties and its activities include gas transportation, processing, upstream services and other activities related to the gas industry.  The corporate capital of the Company is Ps. 794,495 thousand and its net worth, as of September 30, 2013, was Ps. 1,964,424 thousand.

NOW, THEREFORE, in consideration of the premises and the purchases of the Notes by the Holders (as defined below) thereof, each of the undersigned mutually covenants and agrees for the equal and proportionate benefit of the Holders from time to time of the Notes as follows:

1.

Definitions and Other Provisions of General Application

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

(3)

all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles (whether or not such is indicated herein), and, except as otherwise herein expressly provided, the term “Generally Accepted Accounting Principles” or “IFRS” with respect to any computation required or permitted hereunder shall mean such accounting principles applicable to the Company as are generally accepted in Argentina, consistently applied as required by the CNV, at the date of such computation;

(4)

unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture; and

(5)

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

“9.625% Notes Due 2020” means the U.S.$255,451,506 9.625% Notes Due May 14, 2020 that have been authenticated and delivered under this Indenture by the Company as of the date hereof.

“ABL” means the Argentine Bankruptcy Law No. 24,522 (as amended by Law No. 25,563, 25,589 and 26,684).

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

“Argentine Capital Markets Law” means Argentine Law No. 26,831, supplemented by Decree 1023/13.

“Argentine Government” means the government of Argentina (and all agencies and instrumentalities thereof).

“Argentine Government Obligations” means obligations issued or directly and fully guaranteed or insured by Argentina or by any agent or instrumentality thereof; provided, that the full faith and credit of Argentina is pledged in support thereof.

“Argentine Personal Assets Tax Law” means Argentine Law No. 23,966, as amended.

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

“Asset Sale Offer Amount” has the meaning specified in Section 10.18.

“Asset Sale Offer Payment Date” has the meaning specified in Section 10.18.

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted at the interest rate applicable to the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligation”.

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

“Bolsa” means the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange).

“Business Day” means any day except a Saturday, a Sunday or other day on which commercial banks are authorized or required by law or regulation to close in New York City.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock and partnership interests, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” of any Person means any obligation of such Person under a lease or license of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease or financial lease obligation under Generally Accepted Accounting Principles and, for the purpose hereof, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with Generally Accepted Accounting Principles.

“Cash and Cash Equivalents” means:  (a) any official currencies received or acquired in the ordinary course of business including, without limitation, Pesos, Euro, Dollars or any other currency of countries in which the Company or its Subsidiaries has operations; (b) U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations, or securities issued directly and fully guaranteed or insured by any member of the European Union, or any agency or instrumentality thereof (provided that the full faith and credit of such member is pledged in support of those securities) or other sovereign debt obligations (other than those of Argentina) rated “A” or higher or such similar equivalent or higher rating by at least one Nationally Recognized Statistical Rating Organization, in each case with maturities not exceeding one year from the date of acquisition; (c) Argentine Government Obligations (including those of the Central Bank) or certificates representing an ownership interest in Argentine Government Obligations (including those of the Central Bank) with maturities not exceeding one year from the date of acquisition; (d) (i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any member state of the European Union, or under the laws of any country in which the Company has operations in each case whose head office’s senior short term debt is rated “BBB+” or higher or such similar equivalent or higher rating by at least one Rating Agency or whose local national scale rating for senior short term debt is BBB+ or higher or such similar equivalent or higher rating; and provided, further, that in the event that no bank or trust company in such country has a local rating of BBB+ or higher or such similar equivalent or higher rating, then this clause shall apply to the three highest rated banks in the relevant country; (e) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (d) above; (f) commercial paper rated “BBB” or higher or such similar equivalent or higher rating by at least one Nationally Recognized Statistical Rating Organization maturing within six months after the date of acquisition; (g) money market funds at least 95% of the assets of which consist of investments of the type described in clauses (a) through (f) above; and (h) substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which the Company or its Subsidiaries conduct business.

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

“CNV” means the Argentine Government Regulator (as defined below) Comisión Nacional de Valores.

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

“Consolidated Adjusted EBITDA” means, for any period, Consolidated Net Income (Loss) for such period adjusted as follows:  (a) increased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) the Consolidated Income Tax for such period; plus (ii) Consolidated Interest Expense for such period; plus (iii) the Company’s depreciation for such period, determined on a consolidated basis in accordance with Generally Accepted Accounting Principles; plus (iv) the Company’s amortization for such period, excluding, and without duplication, amortization of capitalized debt issuance costs and capitalized hedge costs for such period, all determined on a consolidated basis in accordance with Generally Accepted Accounting Principles; plus (v) any other non-cash charges that were deducted in computing Consolidated Net Income (Loss) (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period) for such period in accordance with Generally Accepted Accounting Principles; plus (vi) extraordinary losses, and plus, to the extent otherwise not included (1) gain or loss on exposure to inflation, (2) foreign exchange gain or loss, net of inflation, and (3) holding gains or losses, and (b) decreased by (to the extent included in computing Consolidated Net Income (Loss)) the sum of (i) any non-cash gains; plus (ii) extraordinary gains; plus (iii) to the extent positive, Consolidated Income Tax; and plus (iv) amortization of negative goodwill, all as determined on a consolidated basis and in accordance with Generally Accepted Accounting Principles.

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

“Consolidated Income Tax” means, for any period, the amount shown in the line item entitled “Income tax benefit (expense)” and “asset tax” (Impuesto a la Ganancia Minima Presunta) (or any successor line item) in the Company’s consolidated statements of income for such period, prepared in accordance with Generally Accepted Accounting Principles.

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

“Consolidated Net Income (Loss)” means, for any period, the net income or loss for the Company and its consolidated Subsidiaries for such period, determined in accordance with Generally Accepted Accounting Principles on the same basis as the Company’s consolidated income statement (which, for the avoidance of doubt, shall be after deduction of minority interests in Subsidiaries held by third parties).

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

“DTC” means The Depository Trust Company (or its successors).

“ENARGAS” means Ente Nacional Regulador del Gas, the Government Regulator (as defined below) created pursuant to Argentine Law No. 24,076 for the purposes set forth therein, including the supervision and regulation of the Company and its operations under the License.

“Euroclear” means Euroclear Bank S.A./N.V., as operator of the Euroclear System, or any successor securities clearing agency.1

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

“Federal Executive Branch” means the Argentine Federal Executive Branch (Poder Ejecutivo Nacional).

“Fiscal Year” means the twelve-month accounting year of the Company commencing each year on January 1 and ending on the following December 31, or such other accounting period as the Company may, in accordance with Generally Accepted Accounting Principles, from time to time designate as the accounting year of the Company and its Subsidiaries.

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

“Hedging Agreement” means any interest rate protection or other type of hedging agreement or arrangement (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements and any other hedging, futures or forward contracts or similar agreements that relate to commodities, goods or services that are produced, provided, consumed or otherwise used in the ordinary course of the Company’s business or otherwise relate to the Company’s or any of its Subsidiaries’ lines of business) that is (a) not for speculative purposes and (b) designed to protect against or manage exposure to fluctuations in interest rates or other types of risk in respect of Indebtedness or other financing agreements or arrangements.

“Holder” means a Person in whose name a Note is registered in the Note Register.

“IFRS” means the International Financing Reporting Standards issued by the International Accounting Standards Board.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guaranty or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to Generally Accepted Accounting Principles or the regulations of the CNV, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that (i) a change in Generally Accepted Accounting Principles or in the regulations of the CNV that results in an obligation of such Person that exists at such time being reclassified as Indebtedness shall not be deemed an Incurrence of such Indebtedness, (ii) with respect to Peso-denominated Indebtedness, an increase, whether periodically or otherwise, in the nominal principal amount of such Indebtedness as a result of and in proportion to the devaluation of the Peso against the U.S. Dollar or the rate of inflation in Argentina shall not be deemed an Incurrence of such Indebtedness, and (iii) with respect to Indebtedness previously Incurred, a change in the Peso Equivalent of such Indebtedness shall not be deemed an Incurrence of such Indebtedness.

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

(d)

Investments in existence as of the date of this Indenture and set forth in  Schedule I hereto;

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

“Investment Company Act” means the U.S. Investment Company Act of 1940 and any statute successor thereto, in each case as amended from time to time.

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

“Listing Agent” means BNP Paribas Securities Services.

“MAE” means the Argentine Mercado Abierto Electronico.

“Management Fee” means any fee paid to a Person (net of any value-added or similar taxes, levies or assessments imposed by a governmental entity and any reasonable expenses (excluding overhead or structural expenses) incurred by such Person) as any remuneration for performance of its obligations (i) as technical operator of the Company in the Company’s capacity as the licensee of the southern gas transportation system in Argentina (including, without limitation, remuneration under the Technical Assistance Agreement or any successor agreement thereto) or (ii) for any other management services from an Affiliate of the Company if such services are not provided on an arm’s-length basis or do not meet the provisions of Article 72 enacted under the Argentine Capital Markets Law, which fee shall not exceed the larger of the following amounts annually:  (a) Ps. 3,000,000 or (b) seven percent (7%) of Consolidated EBIT (as defined in the Technical Assistance Agreement) (excluding the management fee expense) minus Ps. 3,000,000.

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

(1)

all legal, accounting, investment banking, broker, consultant and advisory fees and expenses, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability in accordance with Generally Accepted Accounting Principles, as a consequence of such Asset Sale;

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

(4)

appropriate amounts to be provided by the seller as a reserve, in accordance with Generally Accepted Accounting Principles, against any liabilities associated with the property or other assets disposed of in such Asset Sale and retained by the Company or any Subsidiary after such Asset Sale;

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

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Notes have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, whether pursuant to a meeting of Holders or pursuant to an Act of Holders, as the case may be, (A) the principal amount of an Original Issue Discount Note which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Stated Maturity thereof to such date pursuant to Section 5.2, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Note is not determinable, the principal amount of such Note that shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 3.1, (C) the principal amount of a Note denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. Dollar Equivalent, determined as of such date in the manner provided as contemplated by Section 3.1, of the principal amount of such Note (or, in the case of a Note described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Notes held by the Company or any of its Affiliates shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Notes which a Responsible Officer of the Trustee actually knows to be so held shall be so disregarded. Notes so held which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Company or any other obligor upon the Notes or any Affiliate of the Company or of such other obligor.

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

“Public Emergency Law” means the Public Emergency and Foreign Exchange System Reform Law No. 25,561, as amended, and the decrees and regulations issued thereunder.

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

“Technical Assistance Agreement” means the Technical Assistance Agreement, dated as of December 28, 1992, between the Company and Enron Pipeline Company Argentina S.A. (a/k/a EPCA S.A.), as amended, and as assigned to Petrobras Energía S.A. (a/k/a Petrobras Argentina S.A.) on July 15, 2004.

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

1.5

Notices, Etc., to Trustee and Company

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

•

the Trustee or Co-Registrar by any Holder or by the Company or the Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee or Co-Registrar at its Corporate Trust Office, Attention: Corporate Trust, or

•

the Registrar by any Holder or by the Company, the Trustee or the Co-Registrar shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Registrar at its principal office currently located at Bartolome Mitre 480, Buenos Aires, Argentina, Attention:  Mr. Eduardo Rodriguez Sapey, or

•

the Company by the Trustee, Co-Registrar, Registrar or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, Attention:  Nicolas M. Mordeglia, or at any other address previously furnished in writing to the Trustee by the Company.

As long as it is required by Argentine law or by the CNV, Banco Santander Río S.A., with domicile in Bartolomé Mitre 480, City of Buenos Aires, República Argentina, will act as the Trustee’s representative (the “Trustee’s Representative”) in Argentina solely for the purpose of receiving communications in respect of this Indenture or the Notes from Argentine residents or the CNV.

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

Notice to Holders whose addresses, as they appear in the Note Register, are located in Argentina will be deemed to have been duly given if made in accordance with the methods described in clauses (i), (iii) or (iv) of the following sentence.  Notice to Holders will also be published as follows: (i) in a leading newspaper having general circulation in Buenos Aires, Argentina (which is expected to be La Nación, El Cronista Comercial or Ámbito Financiero) and, to the extent required by Argentine law, in the Official Gazette of Argentina; (ii) as long as any Notes of the relevant series are listed on the Bolsa, and the rules of such exchange so require, in the Daily Bulletin of the Bolsa; (iii) as long as any Notes of the relevant series are listed on any other stock exchange, as required by such stock exchange; and (iv) in any other manner required by the provisions of the Negotiable Obligations Law.

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

1.11

Governing Law

The Negotiable Obligations Law shall govern the requirements for the Notes to qualify as obligaciones negociables (“negotiable obligations”) thereunder.  The Negotiable Obligations Law, together with the Argentine Companies Law No. 19,550, as amended, the Public Offering Law 17,811, the Argentine Law No. 26, 831, Federal Resolution No. 622/13 issued by the CNV, the Joint Resolution Nº470-1738/2004 as amended by Joint Resolution Nº 500-2222/2007 issued by the CNV and the Argentine Administración Federal de Ingresos Publicos (the Argentine Tax Authority) and other applicable Argentine laws and regulations shall govern the Company’s capacity and corporate authorization to execute and deliver the Notes, the public offering of the Notes in Argentina, matters relating to meetings of Holders and the statute of limitations.  All other matters with respect to the Notes and this Indenture shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

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

1.13

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

1.14

Consent to Jurisdiction and Service of Process

The Company irrevocably consents to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting in the Borough of Manhattan, New York City, New York, United States, and any appellate court from any thereof, or any Argentine court sitting in Buenos Aires, Argentina, including the ordinary courts for commercial matters and, if the Notes are listed on the Bolsa, the Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires (Permanent Arbitral Tribunal of the Bolsa) under the provisions of Article 46 of the Argentine Capital Markets Law and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought in connection with this Indenture or the Notes.  The Company irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action, or proceeding that may be brought in connection with this Indenture or the Notes in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum.  The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company or its assets or properties is subject by a suit upon such judgment; provided, that service of process is effected upon the Company in the manner provided by this Indenture.

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

1.15

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

1.16

Force Majeure

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

2

Form of Notes

2.1

Forms Generally

The Notes of each series shall be substantially in the form established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or any indenture supplemental hereto and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof.  If the form of Notes of any series is established by action taken pursuant to a Board Resolution, the Company shall deliver such Board Resolution to the Trustee at or prior to the delivery of the Company Order contemplated by Section 3.3 for the authentication and delivery of such Notes. The form of Notes shall include at least:  (i) the names, address, date and place of incorporation of the Company, (ii) the series, order, and the value that it represents, (iii) the amount of issuance and currency, (iv) the nature of collateral (if applicable), (v) conditions of amortization of capital and payment of interest, (vi) the date and (vii) the name or corporate name of the subscriber.

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

2.2

Regulation S Global Note

Notes of a series to be issued and sold in transactions outside the United States in reliance on Regulation S shall be issued in the form of one or more global Notes in fully registered form without interest coupons (the “Regulation S Global Notes”), with such legends as may be applicable thereto, which shall be deposited on behalf of the subscribers for the Notes represented thereby with the Trustee, as custodian for the Depositary, and registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the Trustee in the manner set forth in Section 3.3 hereof.  Until the expiration of the Distribution Compliance Period, interest in such Regulation S Global Note may only be held by the Agent Members of Euroclear and Clearstream, Luxembourg, unless transfer and delivery is made in the form of an interest in the Restricted Global Note (as defined below) in accordance with the requirements set forth in Section 3.6(b)(ii).  The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, as the case may be, as hereinafter provided.

2.3

Restricted Global Note

To the extent Notes of a series constitute “restricted securities” as defined under Rule 144 under the Securities Act, such Notes shall be issued in the form of global Notes in fully registered form without interest coupons (the “Restricted Global Notes” and, together with the Regulation S Global Note, the “Global Notes”), with such legends as may be applicable thereto, which shall be deposited on behalf of the subscribers for the Notes represented thereby with the Trustee, as custodian for the Depository, and registered in the name of the Depositary or its nominee, duly executed by the Company and authenticated by the Trustee in the manner set forth in Section 3.3. hereof.  The aggregate principal amount of the Restricted Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee, as the case may be, as hereinafter provided.

2.4

Form of Trustee’s Certificate of Authentication

The Trustee’s certificates of authentication shall be in substantially the following form:

This is one of the Notes of the series designated therein referred to in the within-mentioned Indenture.

LAW DEBENTURE TRUST COMPANY OF NEW YORK, not in its individual capacity but solely as Trustee

By ……………………………………………….

Authorized Signatory

3

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

•

the title of the Notes of the series (which shall distinguish the Notes of the series from Notes of any other series);

•

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

•

the Person to whom any interest on a Note of the series shall be payable, if other than the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest;

•

the date or dates on which the principal of any Notes of the series is payable;

•

the rate or rates at which any Notes of the series shall bear interest, if any, the date or dates from which any such interest shall accrue, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any such interest payable on any Interest Payment Date;

•

the place or places where the principal of and any premium and interest on any Notes of the series shall be payable and the manner in which any payment may be made;

•

the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Board Resolution, the manner in which any election by the Company to redeem the Notes shall be evidenced;

•

the obligation, if any, of the Company to redeem or purchase any Notes of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Notes of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

•

if other than denominations of US$1,000 and integral multiples of US$1,000 thereafter, the denominations in which any Notes of the series shall be issuable;

•

if the amount of principal of or any premium or interest on any Notes of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

•

if other than the currency of the United States of America, the Specified Currency in which the principal of or any premium or interest on any Notes of the series shall be payable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of “Outstanding” in Section 1.1;

•

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

•

if other than the entire principal amount thereof, the portion of the principal amount of any Notes of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.2;

•

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

•

if applicable, that the Notes of the series, in whole or any specified part, shall be defeasible pursuant to Section 13.2 or Section 13.3 or both such Sections and, if other than by a Board Resolution, the manner in which any election by the Company to defease such Notes shall be evidenced;

•

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

•

any addition to or change in the Events of Default which applies to any Notes of the series and any change in the right of the Trustee or the requisite Holders of such Notes to declare the principal amount thereof due and payable pursuant to Section 5.2;

•

any addition to or change in the covenants set forth in Article Ten which applies to Notes of the series; and

•

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

If any of the terms of the series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Director of Legal and Regulatory Affairs of the Company or any Senior Counsel of the Company and delivered to the Trustee at or prior to the delivery of the Officers’ Certificate setting forth the terms of the series.

3.2

Denominations

The Notes of each series shall be issuable only in fully registered form without coupons and only in such denominations as shall be specified as contemplated by Section 3.1.  In the absence of any such specified denomination with respect to the Notes of any series, the Notes of such series shall be issuable in denominations of US$1,000 and integral multiples of US$1,000 thereafter.

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

•

if the form of such Notes has been established by or pursuant to Board Resolution as permitted by Section 2.1, that such form has been established in conformity with the provisions of this Indenture;

•

if the terms of such Notes have been established by or pursuant to Board Resolution as permitted by Section 3.1, that such terms have been established in conformity with the provisions of this Indenture; and

•

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

3.5.1.1

Each Global Note authenticated under this Indenture shall be registered in the name of the Depositary designated by the Company for such Global Note or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Note shall constitute a single Note for all purposes of this Indenture.

3.5.1.2

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

3.5.1.3

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

3.5.1.4

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

3.5.1.5

The Depositary or its nominee, as registered owner of a Global Note, shall be the Holder of such Global Note for all purposes under this Indenture and the Notes, and owners of beneficial interests in a Global Note shall hold such interests pursuant to the Applicable Procedures.  Accordingly, any such owner’s beneficial interest in a Global Note will be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depositary or its nominee or its Agent Members; provided, however, that, notwithstanding the foregoing, a beneficial owner of a Global Note will have the right (i) to obtain evidence of its beneficial ownership interest in a Global Note in accordance with section 129 of the Argentine Capital Markets Law, from any securities clearing service or collective deposit system, including DTC, Euroclear, Clearstream, Luxembourg and Caja de Valores S.A., as applicable, and (ii) with such evidence to pursue remedies against the Company and assert rights in a legal action brought in Argentina under Argentine law in respect of its beneficial ownership interest in such a Global Note (including the right to initiate summary proceedings (acción ejecutiva) in Argentina in the manner provided by the Negotiable Obligations Law with respect thereto), and for such purposes such beneficial owner will be treated as the owner of that portion of the Global Note which represents its beneficial ownership interest therein.

3.6

Registration, Registration of Transfer and Exchange Generally; Certain Transfers and Exchanges; Securities Act Legends

3.6.1.1

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

3.6.1.2

Certain Transfers and Exchanges

Notwithstanding any other provision of this Indenture or the Notes, so long as Notes remain Outstanding, transfers and exchanges of Notes and beneficial interests in a Note of the kinds specified in this Section 3.6(b) shall be made only in accordance with this Section 3.6(b).

3.6.1.2.1

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

3.6.1.2.2

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

3.6.1.2.3

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

3.6.1.2.4

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

3.6.1.2.5

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

3.6.1.2.6

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

3.6.1.2.7

Regulation S Global Note to Be Held Through Euroclear or Clearstream, Luxembourg during Distribution Compliance Period

The Company shall use its commercially reasonable efforts to cause the Depositary to ensure that, until the expiration of the Distribution Compliance Period, beneficial interests in a Regulation S Global Note may be held only in or through accounts maintained at the Depositary by Euroclear or Clearstream, Luxembourg (or by Agent Members acting for the account thereof), and no person shall be entitled to effect any transfer or exchange that would result in any such interest being held otherwise than in or through such an account; provided, that this Clause (b)(vii) shall not prohibit any transfer or exchange of such an interest in accordance with Clause (b)(ii) or (vi) above.

3.6.1.2.8

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

3.6.1.3

Securities Act Legends

Restricted Notes and their respective Successor Notes shall bear a Restricted Notes Legend, and Regulation S Notes and their Successor Notes shall bear a Regulation S Legend, subject to the following:

3.6.1.3.1

subject to the following Clauses of this Section 3.6(c), a Non-Global Note or any portion thereof which is exchanged, upon transfer or otherwise, for a Global Note or any portion thereof shall bear the Securities Act Legend borne by such Global Note while represented thereby;

3.6.1.3.2

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

3.6.1.3.3

Registered Notes shall not bear a Securities Act Legend;

3.6.1.3.4

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

3.6.1.3.5

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

3.6.1.3.6

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

3.8.1

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

3.8.2

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

3.12.1.1

The Company will, by 10:00 AM (New York City time) at least one Business Day prior to each due date of the principal or premium of or interest on any Notes (including Additional Amounts), deposit with the Trustee, in its capacity as Principal Paying Agent, a sum sufficient to pay such principal, premium or interest (including Additional Amounts) so becoming due.

3.12.1.2

Each of the Paying Agents hereby agrees (and whenever the Company shall appoint a Paying Agent with respect to the Notes other than those specified in Section 10.3, it will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree), subject to the provisions of this Section,

3.12.1.2.1

that it will hold all sums received by it as such agent for the payment of the principal of or interest on any Notes (whether such sums have been paid to it by or on behalf of the Company) in trust for the benefit of the Holders of such Notes or of the Trustee,

3.12.1.2.2

that it will give the Trustee notice of any failure by the Company to make any payment of the principal of or interest on any Notes (including Additional Amounts) and any other payments to be made by or on behalf of the Company under this Indenture or such Notes when the same shall be due and payable, and

3.12.1.2.3

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

4

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

•

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

•

no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument to which the Company or any of its Subsidiaries are a party or by which the Company or any of its Subsidiaries are bound;

•

the Company has paid or caused to be paid all other sums payable hereunder by the Company;

•

the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply any deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be; and

•

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

5

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

5.1.1

Non-payment.  The Company defaults in the payment of:

(a)

the principal of or any premium or Additional Amounts on any Note of that series, or

(b)

any interest on any Note of that series, and such default remains uncured for a period of 30 days after the date on which such payment was due and payable; or

5.1.2

Breach of other obligations.  The Company defaults in the performance of, or breaches, any covenant or warranty of the Company under any Note of that series or in this Indenture (other than as described in Clauses (i)(a) and (b) above), which default is, in the opinion of the Trustee, incapable of remedy or, if in the opinion of the Trustee is capable of remedy, is not in the opinion of the Trustee remedied within 90 days after the Company has received written notice from the Trustee specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

5.1.3

Cross-acceleration.  (i) any other present or future indebtedness of the Company or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity other than at the option of the Company; or (ii) any payment in respect of Indebtedness of the Company or any of its Subsidiaries is not paid when due or, as the case may be, within any applicable grace period; or (iii) the Company or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any monies borrowed or raised; provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events in this paragraph (3) have occurred equals or exceeds US$15.0 million or its equivalent in other currencies; or

5.1.4

Enforcement proceedings.  A distress, attachment, execution, seizure before judgment or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of the Company or any of its Subsidiaries exceeding US$15.0 million and (i) such distress, attachment, execution, seizure before judgment or other legal process is not discharged or stayed within 90 days of notice to the Company or any of its Subsidiaries, as the case may be; or (ii) if such distress, attachment, execution, seizure before judgment or other legal process shall not have been discharged within such 90-day period, the Company or any of its Subsidiaries, as the case may be, shall have within such 90-day period contested in good faith by appropriate proceedings and posted a bond in connection therewith; provided, however, that in no event shall the grace period provided by subclause (ii) of this Clause (4) extend beyond the 360th day after the notification to the Company or any of its Subsidiaries, as the case may be, of such proceedings; or

5.1.5

Security enforced.  Any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Company or any of its Subsidiaries becomes enforceable (i.e., a creditor has a present right to foreclose or exercise similar remedies) exceeding US$10.0 million and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar court-appointed Person); or

5.1.6

Bankruptcy; insolvency; etc.  (i)(A) a court having jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under the ABL or any other applicable bankruptcy, insolvency or other similar law now or hereafter in effect in any other relevant jurisdiction or (B) an administrator, receiver, trustee or intervenor shall be appointed for all or substantially all of the Company’s Property and, in each case, such decree or order shall remain uncontested and in effect for 30 consecutive Business Days;

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

5.1.7

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

5.1.8

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

5.1.9

Revocation of Pipeline License.  The License is revoked or suspended; provided, that, in the case of a suspension, the License is suspended for a period of at least 120 days; provided, further, that a reissuance or reauthorization of the License shall not constitute a revocation or suspension under this Clause (9) but shall constitute an amendment for purposes of Section 10.15.

5.2

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

5.2.1

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

5.2.2

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

5.3.1

default is made in the payment of any interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days after the date on which such payment was due and payable, or

5.3.2

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

5.7.1

such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes of that series;

5.7.2

the Holders of not less than 25% in principal amount of the Outstanding Notes of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

5.7.3

such Holder or Holders have offered to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

5.7.4

the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

5.7.5

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

5.12.1

such direction shall not be in conflict with any rule of law or with this Indenture; and

5.12.2

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

5.13.1

in the payment of the principal of or any premium or interest on any Note of such affected series, or

5.13.2

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

5.14

Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit (including legal fees and expenses), and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided, that neither this Section 5.14 nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee.

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

6

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

(b)

Except during the continuance of an Event of Default with respect to a particular series:

(i)

the duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform, and be liable for (as set forth herein), only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii)

in the absence of bad faith or its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture, provided, that the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture stated herein (but need not verify any mathematical calculations).

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

6.3

Certain Rights of Trustee

Subject to the provisions of Section 6.1:

6.3.1

the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

6.3.2

any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

6.3.3

whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate;

6.3.4

the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

6.3.5

the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

6.3.6

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

6.3.7

the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, nominees, custodians or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent, nominee, custodian or attorney appointed with due care by it hereunder;

6.3.8

the permissive rights of the Trustee enumerated herein shall not be construed as duties;

6.3.9

in no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

6.3.10

the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder, also by the Trustee´s Representative,  the Registrar, the Paying agent and the Transfer Agent;

6.3.11

in accordance with Section 326 of the U.S.A. Patriot Act, (Title III of Pub. L. 107- 56 (signed into law on October 26, 2001)) (as amended, modified or supplemented from time to time, the “U.S.A. Patriot Act”) the Trustee is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee, and in recognition thereof, the Company agrees to provide the Trustee with such information as the Trustee may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act; and

6.3.12

the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

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

6.6

Money Held in Trust

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

6.7

Compensation and Reimbursement

The Company agrees:

6.7.1

to pay to the Trustee such compensation as detailed in Schedule II hereto for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

6.7.2

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

6.7.3

to indemnify the Trustee and its officers, directors, employees and agents for, and to hold each of them harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim (whether asserted by the Company or any Holder) or liability in connection with the exercise or performance of any of its powers or duties hereunder;

6.7.4

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

6.7.5

the obligations of the Company set forth in this Section 6.7 shall survive the removal and resignation of the Trustee and the satisfaction and discharge of this Indenture; and

6.7.6

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

The Trustee may resign at any time with respect to the Notes of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

The Trustee may be removed at any time with respect to the Notes of all series by the Holders of a majority in principal amount of the Outstanding Notes of all series, voting together as a single class, present or represented and voting at a meeting of such Holders at which a quorum is present. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after removal, the removed Trustee may petition at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Notes of such series.

If at any time:

6.10.1

the Trustee shall fail to comply with Section 6.9 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Note for at least six months, or

6.10.2

the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Company or by any such Holder, or

6.10.3

the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Company by a Board Resolution may remove the Trustee with respect to all Notes, or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Note for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Notes and the appointment of a successor Trustee or Trustees.

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

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

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
Authorized Signatory

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

6.16

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

The duties and faculties of the Trustee’s Representative up to the date hereof are only to: (i) receive from Holders, the Company, agents, and any governmental or regulatory authority or entity any and all letters, claims, requests, memorandums or any other document directed to the Trustee, (ii) transmit, deliver or notify the Trustee of the reception of any and all of the mentioned documents by facsimile, within 72 hours since such reception, and (iii) respond or answer such letters, claims, requests, memorandums or documents, following the express instructions of the Trustee and only if such instructions are given by the Trustee.

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

The Company agrees to indemnify the Trustee’s Representative, the Registrar, the Paying Agent and Transfer Agent for, and to hold it harmless against, any loss, liability or expense, including, without limitation, the reasonable fees and expenses of legal counsel, incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance of its commitments hereunder, the performance of its duties hereunder and/or the exercise of its rights hereunder, including, without limitation, the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

7

Holders’ Lists and Reports by Trustee and Company

7.1

Company to Furnish Trustee Names and Addresses of Holders

The Company will furnish or cause to be furnished to the Trustee

7.1.1

semi-annually, not later than June 15th and December 15th in each year, commencing December 15, 2014, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Notes of each series as of the preceding May 31st or November 30th, as the case may be, and

7.1.2

at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

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

A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which any Notes are listed and with the Commission.  The Company will promptly notify the Trustee in writing when any Notes are listed on any stock exchange and of any delisting thereof.

7.4

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

8

Consolidation, Merger, Conveyance, Transfer or Lease

8.1

Company May Consolidate, Etc., Only on Certain Terms

The Company shall not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a “Successor Person”), and shall not permit any Person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, the Company, unless (i) the Successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic U.S.  jurisdiction or of Argentina and assumes the Company’s obligations on the Notes and under this Indenture by a supplemental indenture, (ii) within 180 days after giving effect to the transaction, the credit rating or ratings of the Notes by any Nationally Recognized Statistical Rating Organization shall not be lowered as a result of such transaction, (iii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iv) immediately after giving pro forma effect to such transaction, the Company could Incur at least an additional US$1.00 of Indebtedness under the first paragraph of Section 10.16; and (v) if, as a result of the transaction, property of the Company would become subject to a Lien that would not be permitted under Section 10.19, the Company takes such steps as shall be necessary to secure the Notes equally and ratably with (or prior to) the indebtedness secured by such Lien.

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

9

Supplemental Indentures

9.1

Supplemental Indentures Without Consent of Holders

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

9.1.1

to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Notes in connection with a merger, consolidation or other transaction that complies with Section 8.1; or

9.1.2

to add to the covenants of the Company for the benefit of the Holders of all or any series of Notes; or

9.1.3

to add any additional Events of Default for the benefit of the Holders of all or any series of Notes (and if such additional Events of Default are to be for the benefit of less than all series of Notes, stating that such additional Events of Default are expressly being included solely for the benefit of such series); or

9.1.4

to add to, change or eliminate any of the provisions of this Indenture in respect of one or more series of Notes, provided, that any such addition, change or elimination (A) shall neither (i) apply to any Note of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Note with respect to such provision or (B) shall become effective only when there is no such Note Outstanding; or

9.1.5

to secure the Notes pursuant to the requirements of Section 10.19 or otherwise; or

9.1.6

to establish the form or terms of Notes of any series as permitted by Sections 2.1 and 3.1; or

9.1.7

to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes of one or more series, and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11; or

9.1.8

to amend this Indenture with respect to the authentication and delivery of additional series of Notes; or

9.1.9

to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided, that such action pursuant to this Clause (9) shall not adversely affect the rights or interests of any of the Holders of Notes of any series in any material respect; or

9.1.10

to modify the restrictions on transfer of the Notes, and the procedures for resales and other transfer of the Notes, to reflect any change in applicable law or regulation (or the interpretation thereof) or provide alternative procedures in compliance with applicable law and practices relating to the resale or other transfer of restricted securities generally.

9.2

Supplemental Indentures With Consent of Holders

With the consent of Holders of not less than a majority in principal amount of the Outstanding Notes of all series affected by such supplemental indenture, provided pursuant to a vote of the Holders of such affected series, voting together as a single class, at a meeting of Holders at which a quorum is present (or by providing their written consent to the extent permitted under Argentine law and this Indenture), the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of Notes of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Note affected thereby,

9.2.1

change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Note, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce or change any obligations to pay, any Additional Amounts or permit the redemption of a Note if not previously permitted, or reduce the amount of principal of an Original Issue Discount Note or any other Note which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2, or change any Place of Payment where, or the currency in which, any Note or any premium, interest or Additional Amounts thereon is payable, or impair the right to institute suit for the enforcement of any payment on or with respect to any Note on or after the maturity date thereof (or, in the case of redemption, on or after the date of redemption), or

9.2.2

reduce the percentage in principal amount of Outstanding Notes of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences, or

9.2.3

reduce the percentage in principal amount of the Outstanding Notes of any series, the consent of the Holders of which is required for the adoption of a resolution at a meeting of Holders held pursuant to Section 9.6 of this Indenture, or the quorum required at any such meeting of Holders at which a resolution is adopted or the percentage in principal amount of Outstanding Notes of any series the Holders of which are entitled to request the calling of a meeting of Holders, or

9.2.4

modify any of the provisions of this Section 9.2, Section 5.13 or Section 10.21, except to increase the percentage provided therein or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby; provided, however, that this Clause shall not be deemed to require the consent of any Holder with respect to changes in the references to  “the Trustee” and concomitant changes in this Section 9.2 and Section 10.21, or the deletion of this proviso, in accordance with the requirements of Section 6.11 and 9.1(7), or

9.2.5

waive or amend Section 10.6, or

9.2.6

amend Section 1.11;

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

9.3

Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, in addition to the documents required by Section 1.2, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and that such supplemental indenture is the legal, valid and binding obligation of the Company. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

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

9.6

Meetings of Holders; Modification and Waiver

9.6.1.1

The Trustee or the Company shall, upon the request of the Holders of at least five (5) percent in aggregate principal amount of the Notes of all series at the time Outstanding or of the Notes of any series at the time Outstanding, or the Company or the Trustee, at its discretion, may, call a meeting of the Holders of such Notes at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Notes or the relevant series of Notes to be made, given or taken by the Holders of such Notes.  With respect to all matters not contemplated in this Indenture, meetings of Holders shall be held in accordance with the Negotiable Obligations Law.  The meetings shall be held in the City of Buenos Aires, Argentina; provided, however, that, if permitted by applicable law, the Company or the Trustee may determine to hold any such meetings simultaneously in the City of New York by any means of telecommunication which permits the participants to hear and speak to each other and such simultaneous meeting shall be deemed to constitute a single meeting for purposes of the quorum and voting percentages applicable to such meeting.  In any case, meetings shall be held at such time and at such place as the Company or the Trustee shall determine.  Any resolution passed at a meeting shall be binding on all Holders of Notes or of the relevant series of Notes, as the case may be (whether present or not at such meeting). If a meeting is being held pursuant to a request of Holders, the agenda for the meeting shall be as determined in the request and such meeting shall be convened within 40 days from the date such request is received by the Trustee or the Company, as the case may be.  Meetings of Holders on first and second call may be called simultaneously.  Notice of any meeting of Holders (which shall include the date, place and time of the meeting, the agenda therefor and the requirements to attend) shall be given not less than 10 days nor more than 30 days prior to the date fixed for the meeting in the Official Gazette of Argentina and in one national newspaper having general circulation in Argentina (which is expected to be La Nación, El Cronista Comercial or Ámbito Financiero), and also in the manner provided for hereunder and any publication of such notices shall be for five consecutive Business Days in each place of publication.

9.6.1.2

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

9.6.1.3

Any Holder may attend a meeting of the Holders in person or by proxy.  Holders who intend to attend a meeting of Holders must notify the Company of their intention to do so at least three Business Days prior to the date of such meeting.

9.6.1.4

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

9.7

Actions to Be Taken without a Meeting

If permitted by applicable Argentine law, in lieu of a meeting, Holders may provide written consent, or may consent by means of any other procedure (including through the DTC Omnibus Proxy and other internationally recognized clearinghouse consent solicitation systems) that the Company or the Trustee may implement in accordance herewith and Argentine law.  Notice to Holders of any solicitation of consents without a meeting shall be provided in the manner set forth in Section 1.6 and by publication of such notice for five consecutive days in the Official Gazette of Argentina and in one national newspaper of general circulation in Argentina (which is expected to be La Nación, El Cronista Comercial or Ámbito Financiero) and otherwise in compliance with Argentine law.

10

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

10.2.1

if any such Tax would not have been so imposed but for the presentation by the Holder of any such Note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, and the Holder would not have been entitled to such amounts on the 30th day;

10.2.2

if any Tax would not have been so imposed but for the Holder being a resident of Argentina or having some connection with Argentina other than the mere holding of such Note or the receipt of principal and interest thereof;

10.2.3

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

10.2.4

for any estate, inheritance, gift, sales, transfer or any similar tax, assessment or governmental charge other than value added tax applicable to any payments in respect of the Notes;

10.2.5

for any tax, duty, assessment or other governmental charge (other than the Personal Property Tax) which is payable otherwise than by withholding or deduction from payments on or in respect of any Note; or

10.2.6

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

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Note of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense of the Company cause to be published once, (i) in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the City of New York and (ii) in a newspaper published in the Spanish language and of general circulation in Argentina, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

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

10.7

Reporting; Statements by Officers as to Default

The Company shall file with the Trustee such information, documents or reports as are required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 5 Business Days after the same is actually filed with the SEC. If the Company is at any time not required to file information, documents or reports pursuant to Section 13 or Section 15(d) of the Exchange Act, the Company shall file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports that may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange. The filing of any information, document or report with the SEC shall satisfy our obligation to deliver such information, document or report to the Trustee, provided, however, that the Trustee shall have no obligation whatsoever to determine if such filing has occurred.

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

10.8

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

10.9

Compliance with Laws, Rules and Regulations

The Company shall, and shall cause each of its Subsidiaries to, comply with all applicable laws, rules, regulations, orders and directives of any Governmental Agency having jurisdiction over the business of the Company or such Subsidiary, as the case may be, and all covenants and other obligations contained in any material agreements to which the Company or such Subsidiary, as the case may be, is a party, except where the failure so to comply would not have a material adverse effect on (i) the Company’s ability to meet its obligations under the Notes on a timely basis or (ii) any material rights or interest of the Trustee or the Holders under the Indenture or the Notes.

10.10

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

10.12

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

10.13

Amendment of Technical Assistance Agreement

The Company shall not enter into or consent to any amendment, restatement or modification of the Technical Assistance Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to the Company and its Subsidiaries, taken as a whole.

10.14

Transactions with Affiliates

The Company shall not, and shall not cause or permit any Subsidiary to, enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property, or the rendering of any service, with any Affiliate of the Company unless such transaction is (A) otherwise permitted under this Indenture and (B) upon terms that are not materially less favorable to the Company or its Subsidiary, as the case may be, than the Company or such Subsidiary would obtain in a comparable arm’s-length transaction with a Person who is not an Affiliate of the Company or such Subsidiary; provided, however, that this Section 10.14 shall not restrict (1) the Company from paying reasonable and customary fees to, and indemnities provided on behalf of, its directors, officers, employees or consultants; (2) the Company from paying reasonable compensation (including amounts paid pursuant to employee benefit plans, stock options and other incentive compensation), indemnification, reimbursement or advancement of out-of-pocket expenses and provisions of liability insurance of our directors, officers and employees; (3) the payment of Management Fees in accordance with the provisions of the Technical Assistance Agreement; or (4) the Company from making any payment described in clause (i) of the definition of Restricted Payments in compliance with Section 10.17.

10.15

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

10.16

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

10.16.1.1

Refinancing Indebtedness;

10.16.1.2

Capitalized Lease Obligations not in excess of US$20.0 million at any time outstanding;

10.16.1.3

Indebtedness of the Company under Hedging Agreements or Currency Agreements; provided, that such Indebtedness is not Incurred for speculative purposes, is necessary or prudent to hedge or otherwise manage risk to which the Company is or expects to be exposed in the ordinary course of the Company’s business;

10.16.1.3.1

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

10.16.1.4

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

10.16.1.5

customer deposits and advance payments received from customers for the sale, lease or license of goods and services in the ordinary course of business; and

10.16.1.6

Indebtedness, the proceeds from which are applied, within 45 days following Incurrence, to the redemption of, or repayment or repurchase of principal (including any premium) of, and interest and Additional Amounts on, Indebtedness of the Company that is outstanding as of the date of this Indenture.

10.17

Limitation on Restricted Payments

The Company shall not, and shall not permit any Subsidiary to, declare or make, or agree to make, directly or indirectly, any Restricted Payment unless:

10.17.1.1

no Event of Default or event which, with the giving of notice or the lapse of time will become an Event of Default, shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment; and

10.17.1.2

immediately after giving effect to such Restricted Payment, the Company would be able to Incur at least US$1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to Section 10.16.

10.18

Limitation on Asset Sales

The Company shall not, and shall not permit any Subsidiary to, make any Asset Sale unless:

10.18.1.1

the Company or such Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value of the shares and/or assets subject to such Asset Sale;

10.18.1.2

at least 75% of the consideration thereof received by the Company or such Subsidiary is in the form of Cash and Cash Equivalents; provided that the following shall be deemed to be cash for purposes of this clause (b):  (i) the amount of any liabilities (as shown on the Company’s, or such Subsidiary’s, most recent balance sheet or in the notes thereto) of the Company or any Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets; (ii) the amount of any Marketable Securities received by the Company or such Subsidiary from such transferee that is converted by the Company or such Subsidiary into cash (to the extent of the cash received) within 30 days following the closing of such Asset Sale; and (iii) the Fair Market Value of any Capital Stock of a Person engaged in a Related Business that will become, upon purchase, a Subsidiary or assets (other than current assets as determined in accordance with Generally Accepted Accounting Principles or Capital Stock) to be used by the Company or any Subsidiary in a Related Business; provided that amounts received pursuant to clauses (i) and (iii) shall not be deemed to constitute Net Cash Proceeds for purposes of making an Asset Sale Offer (as defined below); provided, however, that Market Securities will constitute cash (for purposes of clause (ii)) with respect to the Fair Market Value thereof on the date on which such Market Securities were received by the Company or such Subsidiary.

The Company or such Subsidiary, as the case may be, may apply the Net Cash Proceeds of any Asset Sale within 365 days after such Asset Sale to:

(a)

repay any Indebtedness of the Company that is pari passu with the  Notes (whether through optional or mandatory prepayments or redemptions, or tender offers or open market or other privately negotiated purchases, so long as such repaid Indebtedness is immediately extinguished); provided that in connection with any such repayment of pari passu Indebtedness the Company offers to redeem a pro rata portion of the Notes based on the relative Outstanding principal amount of the Notes and such other Indebtedness, or

(b)

make capital expenditures in a Related Business, or

(c)

reinvest in or purchase Additional Assets (including by means of an investment in or purchase of Additional Assets by any Subsidiary with cash in an amount equal to the amount of Net Available Cash or Capital Stock to be used by the Company or any Subsidiary in a Related Business), or

(d)

any combination of (a), (b) or (c) above.

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

The purchase of Notes pursuant to an Asset Sale Offer shall occur not less than 20 business days following the date thereof, or any longer period as may be required by law, nor more than 45 days following the 365th day following the Asset Sale.  The Company may, however, defer an Asset Sale Offer until there is an aggregate amount of unapplied Net Cash Proceeds from one or more Asset Sales equal to or in excess of US$30.0 million.  At that time, the entire amount of unapplied Net Cash Proceeds, and not just the amount in excess of US$30.0 million, shall be applied as required pursuant to this Section 10.18.  Pending application in accordance with this covenant, Net Cash Proceeds may be applied to temporarily reduce revolving credit borrowings or invested in Cash Equivalents or Temporary Cash Investments.  Each notice of an Asset Sale Offer shall be mailed first class, postage prepaid, to the record holders as shown on the register of holders within 20 days following such 365th day, with a copy to the Trustee, offering to purchase the Notes as described above.  Each notice of an Asset Sale Offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date the notice is mailed, other than as may be required by law (the “Asset Sale Offer Payment Date”).  Upon receiving notice of an Asset Sale Offer, Holders may elect to tender their notes in whole or in part in amounts of US$1,000 or in integral multiples of US$1,000 in excess thereof in exchange for cash.

On the Asset Sale Offer Payment Date, the Company shall, to the extent lawful:

(1)

accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer;

(2)

deposit with the Paying Agent funds in an amount equal to the Asset Sale Offer Amount in respect of all Notes or portions thereof so tendered; and

(3)

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

The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws in connection with the purchase of Notes pursuant to an Asset Sale Offer.  To the extent that the provisions of any applicable securities laws or regulations conflict with this Section 10.18, the Company shall comply with such laws and regulations and shall not be deemed to have breached its obligations under this Section 10.18 by doing so.

Following the application of such unapplied Net Cash Proceeds to the purchase of Notes or other Indebtedness, the amount of Net Available Cash shall be reset at zero and the Company shall be entitled to use any remaining proceeds for any corporate purposes to the extent not prohibited under this Indenture.

10.19

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

10.19.1.1.1

Liens existing on the Initial Issue Date;

10.19.1.1.2

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

10.19.1.1.3

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

10.19.1.1.4

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

10.19.1.1.5

Liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings; provided, that any reserves with respect thereto are maintained on the Company’s books or the books of any of the Company’s Subsidiaries, as the case may be, in conformity with Generally Accepted Accounting Principles;

10.19.1.1.6

Liens arising by reason of any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

10.19.1.1.7

pledges, deposits or other security in connection with workers’ compensation or other unemployment insurance or obligations arising from other social security laws or legislation arising in the ordinary course of business;

10.19.1.1.8

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

10.19.1.1.9

Capitalized Lease Obligations;

10.19.1.1.10

leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the Company’s business or the business of any of its Subsidiaries;

10.19.1.1.11

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

10.19.1.1.12

Liens on assets securing Attributable Debt under any Sale and Lease-Back Transaction permitted to be Incurred or assumed in accordance with Section 10.20, provided that any such Lien does not encumber any property other than the assets that are the subject of the applicable Sale and Lease-Back Transaction; and Liens on assets securing Indebtedness represented by Capitalized Lease Obligations and permitted to be incurred or assumed under Section 10.16 (including any interest or title of a lessor under any lease the obligations under which are Capitalized Lease Obligations and covering only the assets acquired with such Indebtedness); and

10.19.1.1.13

all Liens created on any asset securing Indebtedness, other than Liens described in (i) to (xii) of this paragraph, the aggregate amount of which does not exceed US$20.0 million.

10.20

Limitation on Sale and Lease-Back Transactions

The Company covenants and agrees that neither the Company nor any Subsidiary will enter into any Sale and Lease-Back Transaction unless the Company or such Subsidiary would be entitled:

10.20.1.1

pursuant to the provisions of Section 10.16 to Incur Indebtedness in a principal amount equal to or exceeding the Attributable Debt of such Sale and Lease-Back Transaction; and

10.20.1.2

pursuant to the provisions of Section 10.19 to Incur a Lien to secure such Indebtedness.

10.21

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

10.22

Release of Covenants

If on any date following the issuance of any series of Notes under this Indenture:

10.22.1.1

such series of Notes has been assigned an Investment Grade Rating by any two Nationally Recognized Statistical Rating Organizations; and

10.22.1.2

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

11

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

11.4

Notice of Redemption

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at the address of such Holder appearing in the Note Register, to the Trustee and, if applicable, to the CNV and, while there are holders of Notes domiciled in Argentina, published in a general newspaper having general circulation in Argentina for one day (which is expected to be La Nación, El Cronista Comercial or Ámbito Financiero).

All notices of redemption shall state:

11.4.1

the Redemption Date,

11.4.2

the Redemption Price,

11.4.3

the CUSIP or other identifying number of such Notes to be redeemed,

11.4.4

if less than all of the Outstanding Notes are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Notes to be redeemed,

11.4.5

that, on the Redemption Date, the Redemption Price will become due and payable upon each such Note to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

11.4.6

the place or places where, and the date by which, each such Note is to be surrendered for payment of the Redemption Price, and

11.4.7

that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Notes to be redeemed at the election of the Company shall be given by the Company or, at the Company’s written request made at least 15 days prior to the date for the mailing of such notice (unless a shorter period shall be satisfactory to the Trustee), by the Trustee in the name and at the expense of the Company and shall be irrevocable.

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

11.8

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

11.9

Purchase Upon Change in Control

If at any time there shall occur an event or series of events that results in Argentina, directly or indirectly through any one or more controlled entities, owning shares representing more than 50% of the voting power of all shares of the Company (a “Change of Control Event”), each Holder of Outstanding Notes shall have the right (the “Change of Control Event Purchase Right”) to require the Company to purchase (upon written notice to the Company within 25 days following such Holder’s receipt of the notice of such Change of Control Event and a Change of Control Event Offer (as defined below) as specified in the following paragraph), and upon the exercise of such Change of Control Event Purchase Right by such Holder the Company shall purchase, all or any portion of such Notes as may be elected by such Holder in accordance with the provisions described below, on a date (the “Change of Control Event Purchase Date”) that is not later than 60 days after the date of the Change of Control Event, at a purchase price in cash equal to 101% of the Outstanding principal amount of the Notes so purchased, plus accrued and unpaid interest thereon and Additional Amounts, if any, to but excluding the Change of Control Event Purchase Date.

On or before the 30th day after the occurrence of a Change of Control Event, the Company or, at the request of the Company, the Trustee will make a “Change of Control Event Offer” by forwarding to all Holders of record of the Notes then Outstanding a notice providing the following information:

11.9.1.1.1

a summary description of each Holder’s Change of Control Event Purchase Right,

11.9.1.1.2

the Change of Control Event Purchase Date, and

11.9.1.1.3

the date by which the Holder must deliver to the Trustee an irrevocable notice of its exercise of the Change of Control Event Purchase Right.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 of the Exchange Act and any other applicable securities laws or regulations in connection with making a Change of Control Event Offer pursuant to this covenant.  To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of this Section 11.9, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Section 11.9 by virtue of its compliance with such securities laws or regulations.

11.10

Purchase of Notes by the Company

Nothing in this Indenture shall limit in any way the Company from purchasing Notes at any time in the open market or on an exchange or by tender or by private agreement at any price.  Any Note so purchased by the Company shall not be reissued or resold.

12

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

13

Defeasance and Covenant Defeasance

13.1

Company’s Option to Effect Defeasance or Covenant Defeasance

The Company may elect, at its option at any time, to have Section 13.2 or Section 13.3 applied to any Notes or any series of Notes, as the case may be, designated pursuant to Section 3.1 as being defeasible pursuant to such Section 13.2 or Section 13.3, in accordance with any applicable requirements provided pursuant to Section 3.1 and upon compliance with the conditions set forth below in this Article. Any such election shall be evidenced by a Board Resolution or in another manner specified as contemplated by Section 3.1 for such Notes.

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

13.4.1

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

13.4.2

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

13.4.3

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

13.4.4

The Company shall have delivered to the Trustee an Officers’ Certificate to the effect that neither such Notes nor any other Notes of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

13.4.5

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

13.4.6

Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes are in default within the meaning of such Act).

13.4.7

Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

13.4.8

Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment

Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

13.4.9

The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with and no violations under instruments or agreements governing any other outstanding Indebtedness of the Company would result therefrom.

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

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture and signature pages for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

TRANSPORTADORA DE GAS DEL SUR S.A., AS ISSUER

By:

……………………………………..

Name:

Title:

By:

……………………………………..

Name:

Title:

[Signature Page to Indenture]

LAW DEBENTURE TRUST COMPANY OF NEW YORK, AS TRUSTEE, CO-REGISTRAR, PRINCIPAL PAYING AGENT AND TRANSFER AGENT

By:

……………………………………..

Name:

Title:

[Signature Page to Indenture]

BANCO SANTANDER RíO S.A., AS REGISTRAR, PAYING AGENT AND TRANSFER AGENT

By:

……………………………………..

Name:

Title:

By:

……………………………………..

Name:

Title:

[Signature Page to Indenture]

Schedule I

1.    Loan by the Company to Pampa Energía S.A. in the amount of US$26 million (entered into on October 6, 2011).

I-1

Schedule II

Trustee

Amount of Compensation

Law Debenture Trust Company of New York

$45,0002

II-1

ANNEX A - Form of
Regulation S Certificate

REGULATION S CERTIFICATE

(For transfers pursuant to §3.6(b)(i), (iii) and (v) of the Indenture)

Law Debenture Trust Company of New York, as Trustee
400 Madison Avenue, 4th Floor
New York, New York  10017

Re:  [          ] Notes Due [          ] of Transportadora de Gas del Sur S.A. (the “Notes”)

Reference is made to the Indenture, dated as of [•], 2014 (the “Indenture”), among Transportadora de Gas del Sur S.A., as Issuer (the “Company”), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent.  Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

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

Dated:______________________________
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

 Re:  [          ] Notes Due [          ]  of Transportadora de Gas del Sur S.A. (the “Notes”)

Reference is made to the Indenture, dated as of [•], 2014 (the “Indenture”), among Transportadora de Gas del Sur S.A., as Issuer (the “Company”), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent.  Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

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

(1)

Rule 144A Transfers.  If the transfer is being effected in accordance with Rule 144A:

(A)

the Specified Notes are being transferred to a person that the Owner and any person acting on its behalf reasonably believe is a “qualified institutional buyer” within the meaning of Rule 144A, acquiring for its own account or for the account of a qualified institutional buyer; and

(B)

the Owner and any person acting on its behalf have taken reasonable steps to ensure that the Transferee is aware that the Owner may be relying on Rule 144A in connection with the transfer.

(2)

Rule 144 Transfers.  If the transfer is being effected pursuant to Rule 144:

(A)

the transfer is occurring after [insert date that is one year after the original issue date of the Notes] and is being effected in accordance with the applicable amount, manner of sale and notice requirements of Rule 144; or

B-1

DC_LAN01:288426.3G

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

Re:  [          ] Notes Due [          ]  of Transportadora de Gas del Sur S.A. (the “Notes”)

Reference is made to the Indenture, dated as of [•], 2014 (the “Indenture”), among Transportadora de Gas del Sur S.A., as Issuer (the “Company”), Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent.  Terms used but not defined herein and defined in the Indenture or in Regulation S or Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”) shall have the meanings given to them in the Indenture or in Regulation S or in Rule 144, as the case may be.

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

2

EXHIBIT 2.5

Officers’ Certificate establishing the terms of TGS’ 9.625% Notes Due 2020

TRANSPORTADORA DE GAS DEL SUR S.A.

Officers’ Certificate

The undersigned officers of Transportadora de Gas del Sur S.A., a sociedad anónima organized under the laws of the Republic of Argentina (the “Company”), hereby certify pursuant to Section 3.1 of the Indenture (the “Indenture”), dated as of February 11, 2014, by and among the Company, Law Debenture Trust Company of New York, as trustee (the “Trustee”), co-registrar, principal paying agent (the “Principal Paying Agent”) and transfer agent, and Banco Santander Rio S.A., as registrar, paying agent and transfer agent, that there is hereby established a single series of Notes (as that term is defined in the Indenture), the terms of which shall be as follows and as further set forth in the attached form of Note:

9.625% Notes Due 2020

Title.  The designation of the first series of Notes shall be the 9.625% Notes Due 2020 (the “Notes”).

Principal Amount. The aggregate principal amount of the Notes shall be US$255,451,506.

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

	Principal Payment Date	Principal Payment Amount
1.	May 14, 2014 US$250.00
2.	May 14, 2018 US$250.00
3.	May 14, 2019 US$250.00
4.	May 14, 2020 US$250.00
TOTAL US$1,000.00

The “Regular Record Date” for principal payable with respect to the Notes on a Principal Payment Date shall be the April 29 (whether or not such date is a Business Day), as the case may be, next preceding such Principal Payment Date.  The Trustee, as Principal Paying Agent, shall revise the foregoing amortization schedule upon receipt of written notification from the Company of the defeasance of the Notes pursuant to paragraph 11 hereto and Section 13.2 of the Indenture.

Interest Rates and Interest Payment Dates.  The Notes shall bear interest at the rate of 9.625% per annum (the “Interest Rate”). The Notes will bear interest on the outstanding unpaid principal amount of the Notes at the Interest Rate from the date hereof or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semi-annually in arrears on May 14 and November 14 of each year (each, an “Interest Payment Date”), commencing May 14, 2014, until the principal amount of the Notes has been paid or duly provided for.  The “Regular Record Date” for interest payable with respect to the Notes on an Interest Payment Date shall be the April 29 and

October 30 (whether or not such date is a Business Day), as the case may be, next preceding such Interest Payment Date.

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

(b)  Subject to and in accordance with the provisions of Section 3.1 and Article 11 of the Indenture, the Notes may be redeemed by the Company in whole, but not in part, at the Company’s option at any time on or after May 14, 2018 at a Redemption Price equal to the Outstanding principal amount of the Notes multiplied by the applicable percentage set forth in the table below, together with accrued and unpaid interest on the Outstanding principal amount of the Notes, if any, and any Additional Amounts due to the Redemption Date.

Period Beginning	Applicable Percentage
May 14, 2018 104.813%
May 14, 2019 102.406%

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

Dated: February 11, 2014

TRANSPORTADORA DE GAS DEL SUR S.A
By: __________________________ Name: Title:
By: ____________________________ Name: Title:

EXHIBIT 4.3

Natural gasoline supply agreement between TGS and Petroleo Brasileiro, dated December 30, 2013

Río de Janeiro,December 30th, 2013

This contract (hereinafter the “Contract”) is entered into by and between:

PETROLEO BRASILEIRO S.A. - PETROBRAS, a corporation duly organized and existing under the laws of  Brazil, having its registered office located at Av. Henrique Valadares 28 – Centro – Rio de Janeiro, Brazil (hereinafter referred to as “Buyer”), and

TRANSPORTADORA DE GAS DEL SUR S.A., a Sociedad Anónima duly organized and existing under the laws of Argentina, having its registeredoffice located at Don Bosco 3672, 5th floor, Buenos Aires, Argentina, (hereinafter referred to as  “Seller” and together with Buyer referred as to the “Parties” and separately each of them a “Party”), and shall be governed by the following terms and conditions:

ARTICLE 1: PARTIES

SELLER

TRANSPORTADORA DE GAS DEL SUR  S.A.

Don Bosco 3672 – 5th floor –Buenos Aires – Argentina

BUYER

PETROLEO BRASILEIRO S.A. – PETROBRAS

Av. Henrique Valadares 28 – Centro – Rio de Janeiro, Brazil

CEP 20231-030

ARTICLE 2: PERIOD

From December 30th 2013 to November 30th 2014

ARTICLE 3:  PRODUCT

Natural Gasoline (the “Product”) tariff position according to NCM (Mercosur Common Nomenclature): 2710.12.49

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

Any additional availability of Natural Gasoline that Seller may have for export ex-Bahia Blanca by ship during the period above mentioned in Article 2, exceeding the contractual quantities for approximately 25%, may be offered by Seller and Buyer should buy this offered quantity under the terms and conditions of this Contract (the “Additional Supply).

The quantities shall be measured in vacuum.

ARTICLE 6:DELIVERY

The Product shall be given and taken FOB Posta N° 2; Puerto Galván; Bahía Blanca; Argentina (“Loading Port”). Posta N° 1 Puerto Galván Bahía Blanca; Argentina may be used as an alternative pier.

ARTICLE 7: PRICE

The price (the “Price”) FOB Loading Portof the Product purchased and sold under this Contract shall be calculated as follows:

NGP = [ NGCIF/ARA  ± DP]

Where:

NGP: Is the price, in U.S. Dollars, of each Metric ton of Natural Gasoline purchased and sold under this Contract.

NGCIF/ARA: Is the arithmetic average of 3 daily valid quotations of the Naphtha CIF/ARA as published by Platt's Petrochemical Alert two (2) days before, one (1) day before and the date of Bill of Lading (B/L - 2; B/L-1; B/L).

Valid quotations are those effective on the Days which Platt' s Petrochemical Alert publishes them (“Natural Gasoline Quotations”).

All calculations shall be made with a maximum two (2) decimals.

If the Bill of Lading date falls on a Day where there is no published Quotations, then the three (3) previous Natural Gasoline Quotations immediately preceding the Bill of Lading date shall apply.

DP:-15 USD/MT (MINUS FIFTEEN U.S. DOLLARS PER MT)

ARTICLE 8: NOMINATION

Before the 11th Day of each month Seller shall inform the two (2) next loading deadlines and the Natural Gasoline maximum volumes to be loaded by Buyer in order to avoid any loss of production due to storage saturation and the stoppage of Seller’s plant located at General Cerri.

Before the 20th Day of the previous month, Buyer shall send the loading program (the “Proposed Program”), including (i) the Product, (ii) the cargo size and vessel's name, (iii) Country of discharge and (iv) a three (3) Day range for each lifting (the “3 Day-Range”), , which includes a minimum quantity of Product to be lifted by Buyer as indicated by Seller according to the preceding paragraph.

Seller shall (i) confirm its acceptance of the Proposed Program within the next following three (3) Days (the “Final Program”) or (ii) submit alternative ranges to Buyer (the “Amended Program”).

The Final Program shall be binding for the Parties.

In the event that an agreed Final Program cannot be reached by the 25th Day of the previous month, the Amended Program will be binding for the Parties.

Notwithstanding any other provisions contained herein, the Parties shall mutually agree acceptable changes to loading ranges (“laycan”) in order to reach, whenever possible, the optimum loading program for the Parties.

If Buyer fails to send the loading program, in accordance with this article, then and without prejudice to any other rights Seller may have, Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, costs of chartering and / or renting of storage (whether offshore or onshore), loss of profits as a result of sails at lower prices for  Natural Gasoline. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

ARTICLE 9: INVOICING and PAYMENT

All payments shall be made in U.S. dollar by electronic transfer within twenty (20) Days after B/L date (B/L date excluded) (“Payment Date”) to Seller’s appointed bank account against presentation of following documents:

a) Signed original commercial invoice

b) 3/3 original Bills of Lading issued or endorsed to the order of Buyer.

c) Certificate of origin.

d) Certificates of quality and quantity in vacuum issued by the Inspector at Loading Port.

Seller will make its best efforts to present documents from “a)” to “c)” to Buyer by air courier within ten (10) working Days after B/L date.

If any documents from b) to d) are not available on the due date, Buyer agrees to pay Seller upon presentation of signed original commercial invoice and Seller Letter of Indemnity according to the model of Letter of Indemnity in Annex II.

If the cargo destination is a Mercosur country, Seller must submit to Argentine Authorities all necessary documents for the issuance of the certificate of origin in Mercosur format, within 8 (eight) Days from B/L date.  Should Seller lack the required documents to complete the issuing documents as per item c), Seller must reserve a number with the Argentine Authorities within 10 (ten) Argentinean working Days from B/L date and deliver the documents in due time so that the Argentine Authorities are able to issue such certificate according to Mercosur regulation provided that procedure to calculate the Price are available within such deadline.

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

If due to the issuance of any new Argentinean exchange market regulations, Seller was bound to request Buyer to make the Payment before Payment Date, then Buyer should pay on the date requested by Seller and CBP and CPP (under the provisions of Article 8) should be multiplied by [1-0.00025*PP], where PP stands for the number of Days that go by between the new date requested and Payment Date. This request from Seller should be done before B/L date.

ARTICLE 10: INSPECTION

An inspector shall be appointed by Buyer who must be acceptable to Seller (the “Inspector”) will witness the quantity and quality of the cargo. Buyer shall inform Inspector the terms and conditions of this Contract, and Buyer shall also require Inspector his acceptance about the obligations established in this Contract. In case of dispute between Seller and Inspector will be settle according to Article 19. All costs of inspection shall be supported by Buyer.

The Inspector shall comply and abide by the laws, rules, and regulations in force at Terminal, Loading Port, and the Port Regulations including but not limited to customs, operations, health, safety, the environment care and specially comply with Seller procedures.

ARTICLE 11: LAYTIME AND DEMURRAGE

As per Annex I, Clause 5° .

ARTICLE 12: FORCE MAJEURE

12.1 Neither party shall be liable to the other in any manner whatsoever for any failure or delay in performing its obligations under this contract due to FORCE MAJEURE, which expression for the purposes of this contract means any cause beyond the control of the foregoing, shall include among others, Acts of God, fires, accidents, strikes or other labor disturbances, pickets, war, declared or undeclared embargoes, perils of the sea, a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by any governmental entity (including allocations, priorities, requisitions, quotas and price controls), acts of civil or military authorities, disruption of Seller’s supplies or any other causes beyond the control of the party unable to perform whether or not similar to the causes herein specified.

12.2 The party claiming FORCE MAJEURE shall promptly notify in writing the other party hereto indicating the nature of such cause and, to the extent possible, inform the other party of the expected duration of the FORCE MAJEURE event.

12.3 If the event of FORCE MAJEURE should continue for a period greater than 60 (sixty) days, then and in such event, either of the parties shall have the right to terminate this Contract and neither party shall thereafter have any rights against the other.

12.4 Upon cessation of the event of FORCE MAJEURE, the party declaring FORCE MAJEURE shall notify the other party of the termination of the FORCE MAJEURE. Performance shall be resumed, but the excuse from performinf due to an event of FORCE MAJEURE shall not operate to extend the term of this Contract nor obligate either party to make up deliveries or receipts, as the case may be.

12.5 Notwithstanding the provisions of this article, Buyer shall not be relieved of any obligation to make payments for all product delibered hereunder.

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

ARTICLE 16: INDEMNITY

Buyer shall indemnify and hold Seller harmless against any loss, damage or liability: (i) caused by any negligence, omission, or any other act of Buyer or its agents, including the Inspector, or by the officers or crew of the carrying vessel (whether owned, operated, or chattered by Buyer or its affiliates) or (ii) arising from or in connection with the berthing/unberthing of the carrying vessel, or the loading downstream of the Delivery Point, receipt, or transport of the Product sold pursuant to this Contract.

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

ARTICLE 17:CLAIMS

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

ARTICLE 20: NOTICES

(A)

FOR ALL LEGAL EFFECTS STEMMING FROM THIS CONTRACT, THE PARTIES ESTABLISH THEIR RESPECTIVE DOMICILES IN THE PLACES MENTIONED BELOW. COMMUNICATIONS SUBMITTED BY FAX OR E-MAIL, WITH CONFIRMED RECEPTION, AS LONG AS THEY INCLUDE A LETTER DULY SIGNED BY AN A ATTORNEY IN FACT, SHALL BE CONSIDERED RELIABLE NOTIFICATIONS.

(B)

THE ADDRESSES OF THE PARTIES FOR PURPOSES OF THIS CONTRACT ARE THE ADDRESSES INDICATED BELOW:

SELLER

TRANSPORTADORA DE GAS DEL SUR S.A.

DON BOSCO 3672, 5 PISO, CIUDAD AUTóNOMA DE BUENOS AIRES – REPúBLICA ARGENTINA.

ATT.: MR. XXXXXXXXX

E-MAIL: XXXXXXXXXX

PHONE NUMBER: XXXXXXXXXX

FAX NUMBER: XXXXXXXXXXX

BUYER

Av. Henrique Valadares 28 – Centro – Rio de Janeiro, Brazil

Rio de Janeiro - CEP 20231-030

(C)

FOR ALL PURPOSES HEREOF, COMMUNICATIONS TO TERMINAL 3shall be sent to:

JOSé LUIS GAZZONI

EMAIL ADDRESS: JOSE_GAZZONI@TGS.COM.AR

PHONE NUMBER: 54  291 4570214 EXT 225

FAX NUMBER: 54  291 4570214 EXT 222

ARTICLE 21: ASSIGNMENT

No party may assign or transfer this Contract, in whole or in part, except if to an Affiliate, without the previous written consent of other Party, which consent shall not be unreasonably withheld or delayed.

For the purpose of this Contract, “Affiliate” means any company or legal entity which (a) controls either directly or indirectly a Party hereto, or (b) is controlled directly or indirectly by such Party, or (c) is directly or indirectly controlled by a company or entity which directly or indirectly controls such Party. “Control for purposes of the previous sentence means the ability to direct the management and policies of a company or legal entity whether through ownership of securities, by contract or otherwise.

ARTICLE 22: MISCELANNEUS

The Parties agree that Annex I, Annex II, Annex III and Annex IV are made an integral part hereof.

ANNEX I

TRANSPORTADORA DE GAS DEL SUR S.A.

DELIVERY AND LOADING PROTOCOL

Applicable to F.O.B. NATURAL GASOLINESALES

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

“Business Day” means any day that is not Saturday, Sunday or public holyday in Argentina, [SBLC applicable Law Country] and [Country of the Buyer].

-

“Buyer” means PETROLEO BRASILEIRO S.A..

“Day” means a period of 24 (twenty-four) hours starting from 00.00 hours midnight and ending 24 (twenty-four) hours later. All the Days referred to are calendar days.

“Delivery Point” means the hose flange connecting the entry valve of Terminal with the vessel’s manifold.

“ETA” means Estimated Time of Arrival.

Final Program: This term is defined in Article 8 – Nomination - of the Contract

3 Day-Range: This term is defined in Article 8 – Nomination - of the Contract

“FORCE MAJEURE” means the effective occurrence of any act or event that is unforeseeable, insurmountable and outside of the control of the Party that invokes it, as defined in Article 13 of the Contract.

“Loading Port”  means Posta Nª 2 - Puerto Galván; Bahía Blanca; República Argentina.

“Mercosur”: Southern Common Market - an union between Argentine Republic, Federative Republic of Brazil, Republic of Paraguay, Oriental Republic of Uruguay and Bolivarian Republic of Venezuela.

“Mercosur Regulation”: a binding present or future law, rule, regulation, order, act, statute, resolution, proclamation, permit, certificate, license, decree or authority issued by Mercosur Authority.

“mt” means metric tons a quantity equivalent to one thousand (1.000) kilograms.

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

USD: U. S. Dollars

2.

DELIVERY

2.1

The Natural Gasoline under this Contract shall be delivered to Buyer in bulk Free On Board nominated vessels provided by Buyer at the loading Terminal.

2.2

Vessel shall comply with current Port Regulations and must be acceptable to Seller through its Department of Vetting. Notwithstanding the criteria to accept or refuse the vessel is discretionary to Seller. The acceptance of the vessel will not release Buyer from his obligations described hereinafter.

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

2.10

All vessels nominated by Buyer shall be enrolled in ITOPF (International Tanker Owner Pollution Federation) or have mutually acceptable Natural Gasoline pollution insurance. Jointly with their Club P&I, the ship owners shall have insurance coverage for pollution damages in the amount of United States Dollars 700.000.000. In the event that the insurance coverage were only for United States Dollars 500.000.000 and its increase to United States Dollars 700.000.000 carried an additional cost for the ship owner, then the United States Dollars 500.000.000 insurance coverage shall be acceptable.

3.

SCHEDULE OF DELIVERIES

3.1

At least fifteen (15) Days before the first Day of three (3) Day-Range of each lifting of the Final Program, Buyer shall confirm in writing to Seller:

(a)

Documentary instructions.

3.2

If Buyer proposes to revise the Final Program (describe in Article 8), Seller may accept or reject the modifications proposed. In case of Seller reject of the modification, the Final Program shall be binding for both Parties.

4.

ARRIVAL, LOADING AND DEPARTURE OF VESSELS

4.1

If at any time Buyer is not able, for any reason, to ensure that the nominated vessel shall reach Terminal during the three (3) Day-Range for each lifting of the Final Program, Buyer shall immediately advise Terminal and Seller by fax or e-mail.

If at any time, in the opinion of Terminal, this failure to lift according with the Final Program will bring Terminal to an excess storage position, Buyer shall use its best efforts to lift the scheduled cargo in compliance with the Final Program. If Buyer, despite its best efforts, cannot comply with the Final Program, Buyer shall promptly inform Seller of such non compliance by fax or e-mail to take all necessary measures to avoid an excess storage situation at Terminal. Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, loss of profits as a result of sails at lower prices for  Natural Gasoline, costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

4.2

Buyer, or it’s agents, shall notify by fax or e-mail the vessel’s ETA in accordance with the Port Regulations in force and, seventy-two (72), forty-eight (48) and twenty-four (24) hours before arrival and thereafter any variation of more than three (3) hours.

Notice of the ETA shall include the date and hour of estimated arrival utilizing local time at Terminal.

4.3

Master of the vessel or his representative shall tender to Terminal and Seller written NOR to load provided that such notice shall not be given until vessel has entered the anchorage or other customary waiting area in accordance with the instructions of Terminal. If any such NOR is tendered outside the permitted operating time, then it shall only take effect as from the time that Terminal permits such NOR to be tendered.

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

4.4

If NOR to load is tendered outside the agreed three (3) Day-Range of the Final Program, vessel shall be loaded as soon as Terminal can reasonably accommodate it.

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

4.10

One (1) Business Day after having issued the Bill of Lading or the certificate of quantity and quality, Inspector – as per Article 11 – shall notify Buyer and Seller by fax or e-mail of the date of completion of loading.

4.11

If Buyer's vessel fails to arrive before 23:59 of the third Day of the three (3) Day-Range of the Final Program for any reason, excluding Force Majeure, then and without prejudice to any other rights Seller may have, Buyer shall reimburse Seller for any and all direct costs, losses and expenses whatsoever which Seller may suffer or sustain as a result hereof including but not limited to loss of production, loss of profits as a result of sails at lower prices, for  Natural Gasoline costs of chartering and / or renting of storage (whether offshore or onshore) for its nominated Natural Gasoline provided competitive. Notwithstanding that, Seller shall be entitled, at its sole discretion, to terminate this Contract without prior notification to Buyer, and without any kind of compensation to Buyer.

5.

LAYTIME AND DEMURRAGE

5.1

Seller shall be allowed a laytime period of fifty four (54) hours to complete the loading of any size of cargo of Natural Gasoline up to six thousand and five hundred metric tons (6.500 mt.) (maximum size of cargo).

5.2

If a larger cargo is agreed, Seller shall be allowed to add one (1) extra hour for each one hundred and thirty metric tons (130 mt) exceeding the six thousand and five hundred metric tons (6.500 mt.) agreed upon.

5.2

The period allowed to Seller for loading and the time actually taken to load vessel shall commence:

(a)

In the event that a vessel arrives within the three (3) Day-Range, laytime shall commence at the earlier of:

(1)

Six (6) hours after NOR is tendered by the master of the vessel to Terminal,

(2)

The time the vessel is all fast in berth

(b)

If NOR is tendered by the vessel before the first Day of the three (3) Day-Range, laytime shall commence at the earlier of:

(1)

The time the vessel is all fast in berth

(2)

At 06.00 hours local time on the first Day of the three (3) Day-Range.

(c)

If NOR is tendered later than the last Day of the three (3) Day-Range, laytime shall commence on commencement of loading of the Natural Gasoline.

5.3

The period and the time shall end when loading is completed and hoses disconnected.

5.4

The time actually taken to load vessel shall, for the purposes hereof, exclude time consumed due to the following:

(a)

Movement of vessel from anchorage to all fast at loading;

(b)

Waiting and obtaining customs and immigration clearance and/or free practique and/or sanitary and/or cleared in by Port Authorities;

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

5.8

Seller shall respond to, settle and if justified, pay all claims presented by Buyer exclusively with respect to the demurrage claims as per clause 5.6. If claims are not responded to, or paid, within forty-five (45) Days from receipt of claim, Seller shall pay interest from that date until payment in full at a rate per annum equivalent to LIBOR (London Interstate Bank Offered Rate) for six (6) month deposits plus three (3) per cent per annum published by Bloomberg (Ticker

US0006M) on the Bill of Lading date, and such interest shall be payable on demand.  All interest shall be calculated on the basis of 360 Days and actual Days elapsed.

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

5.11

If, as a result of exchange regulations -in force at any time- for the purchase of foreign currency for payments abroad, Seller failed to honor any kind of payment under this Contract -including demurrage as set forth in this article- the Parties agree to take the necessary actions in order to overcome said inability to pay or otherwise to amend the Contract so that Seller can honor its payment obligation.

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

6.2

One (1) sample of Natural Gasoline loaded on vessel will be taken at the loading Terminal:

The sample shall be an amount that allows the realization of tests as well as he guard for Buyer, Customs o master of the Vessel requirements.

The sample shall be handled according to Seller’s internal procedures, wich may be consulted by Buyer.

The sample shall be conducted by Terminal Laboratory staff members. This sampling may be witnessed by the Inspector.

The Terminal shall withhold the custody of the sampling for a term of thirthy (30) days as from the Bill of Lading date, and will be available to Buyer for the same period of time. However, Buyer may request the Terminal to keep the sampling for an additional term of thirty (30) days , if it deems it is neccessary.

6.3

Buyer may, at its expense, witness the quality and quantity determination of each shipment following notice in writing to Seller.

Annex II

LETTER OF INDEMNITY

14

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

This letter of indemnity shall be governed by the Argentine law and any dispute shall be referred to arbitration in accordance with the terms of the NATURAL GASOLINE SALE AND PURCHASE CONTRACT, DATED xxxxxxxxxxxxxxx, executed by and between XXXXXXXXXXX  (as “Buyer”) and Transportadora de Gas del Sur S.A. ( as “Seller”).

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

FACILITIES DESCRIPTION:

TGS has two sites with facilities that take part in each tanker load. We define them as terminal and port. The distance between these two sites is 15 km following the pipes traces that interconnect them.

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

1)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

1)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 28, 2014

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

Date: April 28, 2014

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2013 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 28, 2014

/s/ Javier Gremes Cordero
Javier Gremes Cordero
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (the “Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2013 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 28, 2014

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flow present fairly, in all material respects,  the financial position of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) at December 31, 2013, December 31, 2012, and January 1, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.   Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & Co. S.R.L.

By	/ s/ Carlos N. Martínez (Partner)
Carlos N. Martínez

Buenos Aires, Argentina

April 28, 2014

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 1, 2012

(Stated in thousands of pesos as described in Note 3)

| | Note | 12.31.2013 | 12.31.2012 | 01.01.2012 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | 11 | 3,966,908 | 3,948,031 | 3,983,453 |
| Loans granted to related parties | 19 | 194,154 | - | - |
| Investments in associates | 9 | 3,596 | 3,218 | 2,826 |
| Other financial assets at fair value through profit or loss | 8.1 | 19,155 | - | - |
| Deferred income tax assets | 13 | 69 | 67 | 1,548 |
| Other receivables | 8.a. | 47,829 | 50,808 | 72,446 |
| Trade receivables | 8.b. | 38,136 | 48,057 | 52,111 |
| **Total non-current assets** | | **4,269,847** | **4,050,181** | **4,112,384** |
| **Current assets** | | | | |
| Other receivables | 8.a. | 205,078 | 167,577 | 100,664 |
| Inventories | | 7,356 | 54,282 | 7,588 |
| Trade receivables | 8.b. | 418,583 | 449,118 | 340,424 |
| Derivative financial instruments | | 26,500 | - | - |
| Loans granted to related parties | 19 | - | 138,523 | 112,640 |
| Other financial assets at fair value through profit or loss | 8.1 | 251,734 | - | - |
| Cash and cash equivalents | 8.c. | 893,812 | 693,044 | 346,652 |
| **Total current assets** | | **1,803,063** | **1,502,544** | **907,968** |
| **Total Assets** | | **6,072,910** | **5,552,725** | **5,020,352** |
| **EQUITY** | | | | |
| Common stock | | 1,345,300 | 1,345,300 | 1,345,300 |
| Legal Reserve | | 236,879 | 224,918 | 213,384 |
| Voluntary reserve | | - | - | 164,128 |
| Future dividends reserve | | 202,239 | 118,291 | - |
| Future capital expenditures reserve | | 140,000 | 114,982 | - |
| Accumulated retained earnings | | 98,661 | 230,375 | 228,307 |
| Non-controlling interests | | 3 | 1 | 1 |
| **Total equity** | | **2,023,082** | **2,033,867** | **1,951,120** |
| **LIABILITES** | | | | |
| **Non-current liabilities** | | | | |
| Deferred tax liabilities | 13 | 527,958 | 557,568 | 604,448 |
| Advances from customers | 8.d. | 311,905 | 279,562 | 281,126 |
| Loans | 12 | 1,862,231 | 1,851,951 | 1,607,310 |
| **Total non-current liabilities** | | **2,702,094** | **2,689,081** | **2,492,884** |
| **Current liabilities** | | | | |
| Provisions | 14 | 143,412 | 144,054 | 130,764 |
| Advances from customers | 8.d. | 25,344 | 24,639 | 29,208 |
| Other payables | 8.e. | 5,779 | 150,027 | 7,721 |
| Taxes payables | 8.f. | 48,485 | 44,972 | 27,012 |
| Income tax payable | | 27,759 | 28,876 | 22,124 |
| Payroll and social security taxes payables | | 67,020 | 53,221 | 53,064 |
| Loans | 12 | 644,996 | 21,639 | 14,916 |
| Trade payables | 8.g. | 384,939 | 362,349 | 291,539 |
| **Total current liabilities** | | **1,347,734** | **829,777** | **576,348** |
| **Total current liability** | | **4,049,828** | **3,518,858** | **3,069,232** |
| **Total equity and liabilities** | | **6,072,910** | **5,552,725** | **5,020,352** |

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Stated in thousands of pesos as described in Note 3)

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2013	2012
Cash flows provided by operating activities		
Total comprehensive income for the year	107,506	232,747
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	242,917	233,670
Consumption of materials	3,891	2,696
Share of (loss) / profit from associates	516	(205)
(Decrease) / Increase in allowances and provisions	(382)	13,374
Interest expense accrual	210,579	178,083
Interest income on Other financial assets other than Cash and cash equivalents	(15,585)	(6,665)
Income tax	65,881	126,797
Derivative financial instrument results	(38,025)	-
Foreign exchange loss	504,951	179,235
Changes in assets and liabilities:		
Trade receivables	(870)	(127,589)
Other receivables	(49,044)	(49,982)
Inventories	46,926	(46,694)
Trade payables	1,504	68,435
Payroll and social security taxes	13,799	157
Taxes payables	2,251	16,831
Income tax	(20,730)	(44,493)
Other payables	226	(3,249)
Provisions	(18,547)	(84)
Interest paid	(168,806)	(136,769)
Income tax paid	(62,570)	(119,747)
Derivative financial instruments	11,525	-
Advances from customers	33,048	(6,810)
Cash flows provided by operating activities	870,961	509,738
Cash flows used in investing activities		
Additions to property, plant and equipment	(235,374)	(202,185)
Purchase of financial assets	(249,260)	-
Cash flows used in investing activities	(484,634)	(202,185)
Cash flows (used in) / provided by financing activities		
Payment of loans	(4,444)	-
Proceeds from loans	30,000	20,000
Dividends paid	(263,659)	-
Cash flows (used in) / provided by financing activities	(238,103)	20,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	148,224	327,553
Cash and cash equivalents at the beginning of the year	693,044	346,652
Foreign exchange gains on Cash and cash equivalents	52,544	18,839
Cash and cash equivalents at the end of the year	893,812	693,044

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by EPCA S.A. (“EPCA”) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía.

2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2013 and 2012 in compliance with the provisions of Title IV, Chapter III, Article 1 of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these consolidated financial statements as of December 31, 2013, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and complied with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

NT 2013 mandates the application of Technical Resolution (“TR”) N° 26 and TR N° 29 approved by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

Therefore, the Company fully adopted IFRS for the first time from January 1, 2012, being its transition date. IFRS 1 - First Time Adoption of International Financial Reporting Standards ("IFRS 1") has been applied in the preparation of these consolidated financial statements. These consolidated financial statements are the first financial statements to be prepared in accordance with IFRS. All IFRS effective at the date of the preparation of these financial statements were applied. The adoption of IFRS by the Company is more fully described in Note 4.b).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, impairment of property, plant and equipment, and present value of long term receivables. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be recovered or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated. For further information, see Note 4.d.

Detailed data reflecting subsidiary control as of December 31, 2013 and 2012 and January 1, 2012 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur S.A.	99.98	December 31	Telecommunication Services

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New standards and interpretations issued by the IASB not effective as of December 31, 2013 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2014 or later and which have not been early adopted by the Company:

IFRS 9 "Financial Instruments"

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial instruments”, which addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of International Accounting Standards (“IAS”) 39 “Financial Instruments: Recognition and Measurement” that relate to the classification and measurement of financial

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 will be applicable for annual periods beginning on or after January 1, 2015, admitting its early adoption.

The Company is currently analyzing the resulting effects on the presentation of the Company’s results of operations, financial position or cash flows. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

IAS 32 "Financial Instruments - Presentation"

In December 2011, the IASB has issued an amendment to the application guidance in IAS 32 “Financial Instruments - Presentation”, to clarify some of the requirements for offsetting financial assets and liabilities on the statements of financial positions. This amendment does not change the current offsetting model in IAS 32, which requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The amendment disclosures will require more extensive disclosures than are currently required under IFRS.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the provisions of the amendment to IAS 32.

IFRS 8 "Operating segments"

In December 2013, the IASB issued an amendment to IFRS 8 requiring disclosure of the judgments made by management in aggregating operating segments. This includes a description of the segments, which have been aggregated, and the economic indicators, which have been assessed in determining that the aggregated segments share similar economic characteristics. The standard is further amended to require a reconciliation of segment assets to the entity’s assets when segment assets are reported.

The amendment will be applicable for annual periods beginning on or after July 1, 2014, with earlier application permitted. The Company will provide the required disclosures as applicable in its consolidated financial statements for the year ended December 31, 2014.

IAS 24 "Related Parties"

In December 2013, the IASB issued an amendment to IAS 24 to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (‘the management entity’). The reporting entity is not required to disclose the compensation paid by the management entity to the management entity’s employees or directors, but it is required to disclose the amounts charged to the reporting entity by the management entity for services provided.

The amendment will be applicable for annual periods beginning on or after July 1, 2014, with earlier application permitted. The Company is currently analyzing the impact of the new disclosure requirements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IAS 36 "Impairment of Assets"

In May 2013, the IASB issued an amendment to IAS 36, which requires the disclosure of the recoverable amount of an asset or cash generating unit when an impairment loss has been recognized or reversed, and additional disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed which includes, among others, the recoverable value,  valuation techniques used in fair values used if categorized as level 2 and 3 and the discount rates used to measure the fair value less costs of disposal if it is based on a present value technique.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the impact of the new disclosure requirements.

IAS 39 "Financial Instruments"

In June 2013, the IASB issued an amendment to IAS 39 to allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulations, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one).

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

IFRIC 21 "Levies"

In May 2013, the IASB issued IFRIC 21 which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the provisions of IFRIC 21.

b)

Transition to IFRS

1.

Application of IFRS 1

The Company prepared its consolidated financial statements under IFRS for the first time for its financial year ended December 31, 2013, which included comparative financial information for the year ended December 31, 2012.

The opening IFRS statement of financial position was prepared as of the transition date elected of January 1, 2012. Prior to the adoption of IFRS, the Company had prepared its financial statements under generally accepted accounting principles in Argentina (“Argentine GAAP”).

The application of IFRS 1 required that the Company adopted accounting policies based on the standards and interpretations effective at the reporting date of its first IFRS financial statements (December 31, 2013). As a result of adopting IFRS, the Company has changed many of its accounting policies and these are described in detail in Notes 4.c) to 4.t) and Note 5. These accounting policies have been applied in preparing these consolidated financial statements, and in the preparation of the opening IFRS statement of financial position at transition. In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the financial statements

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected the Company’s financial performance, financial position and cash flows is set out in the following tables and notes below.

The format of the primary financial statements under Argentine GAAP is governed by the TRs N° 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Company changing the format of its income statement, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.

Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended December 31, 2013 and apply these retrospectively to determine its opening IFRS statement of financial position at the transition date of January 1, 2012 and the comparative information for the year ended December 31, 2012. However, advantage has been taken of certain exemptions afforded by IFRS 1 as further described below:

Exemption for deemed cost

Under Argentine GAAP, the financial statements were prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from that date, financial statements as of December 31, 2001 were no longer restated. As from January 1, 2002, inflation accounting was resumed until March 1, 2003 when it was discontinued according to Resolution No. 441/03 issued by the CNV. IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. Inflation adjustment made by the Company under Argentine GAAP accomplishes with requirements of IFRS 1 to be considered as previous GAAP revaluations. Therefore, the Company elected to measure items of property, plant and equipment at price-adjusted values as at January 1, 2012.

Furthermore, the Company will maintain as part of the deemed cost the capitalized foreign exchange loss in accordance with Resolutions No. 3/2002 and No. 87/03 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”). For further information regarding the capitalized foreign exchange loss, see Note 4.k.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at the transition date under previous GAAP. The Company elected to apply the provisions of IAS 23 “Borrowing Costs” prospectively from the date of transition.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as of January 1, 2012 are consistent with the estimates at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Company under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The other mandatory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3.

Reconciliation of Argentine GAAP to IFRS

In accordance with IFRS 1 and the requirements of TRs N° 26 and 29 of the FACPCE, set out below are the reconciliations from Argentine GAAP to IFRS of the statement of financial position as of December 31, 2012 and January 1, 2012 and the reconciliations of the statement of comprehensive income and cash flows for the year ended December 31, 2012.  The reconciliations included below were prepared based on the IFRS standards that are applicable for the Company for its financial statements as of December 31, 2013.

•

Reconciliation of the statement of financial position as of January 1, 2012

01/01/2012					
	AR GAAP	Recognition and measurement reconciliations		Presentation and disclosure reconciliations		IFRSs
CURRENT ASSETS						
Cash and cash equivalents	234,209	-		112,443	2.4	346,652
Investments	225,083	-		(112,443)	2.4	112,640
Trade receivables	340,424	-		-		340,424
Other receivables	71,561	-		29,103	2.2	100,664
Inventories	7,588	-		-		7,588
Total current assets	**878,865**	-		**29,103**		**907,968**
NON-CURRENT ASSETS						
Trade receivables	52,111	-		-		52,111
Other receivables	73,994	-		(1,548)		72,446
Investments	3,221	(2,372)	1.2	1,977		2,826
Property, plant and equipment	4,012,556	-		(29,103)	2.2	3,983,453
Intangible assets	3,419	-		(3,419)	2.5	-
Deferred tax assets	-	-		1,548		1,548
Total non-current assets	**4,145,301**	**(2,372)**		**(30,545)**		**4,112,384**
Total Assets	**5,024,166**	**(2,372)**		**(1,442)**		**5,020,352**
CURRENT LIABILITIES						
Trade payables	291,539	-		-		291,539
Loans	15,846	-		(930)	2.5	14,916
Payroll and social security taxes payables	53,064	-		-		53,064
Taxes payables	49,136	-		(22,124)	2.6	27,012
Income tax payable	-	-		22,124	2.6	22,124
Advances from customers	29,208	-		-		29,208
Other liabilities	5,744	-		1,977		7,721
Provisions	130,764	-		-		130,764
Total current liabilities	**575,301**	-		**1,047**		**576,348**
NON-CURRENT LIABILITIES						
Loans	1,609,799	-		(2,489)	2.5	1,607,310
Taxes payables	604,448	-		(604,448)		-
Advances from customers	281,126	-		-		281,126
Deferred tax liabilities	-	-		604,448		604,448
Total non-current liabilities	**2,495,373**	-		**(2,489)**		**2,492,884**
Total Liabilities	**3,070,674**	-		**(1,442)**		**3,069,232**
Minority interest	1			(1)	2.3	-
Attributable to shareholders of the company	1,953,491	(2,372)		-		1,951,119
Non-controlling interest	-	-		1	2.3	1
EQUITY	**1,953,491**	**(2,372)**		**1**	2.3	**1,951,120**

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•

Reconciliation of the statement of financial position as of December 31, 2012

AR GAAP	Recognition and measurement reconciliations		Presentation and disclosure reconciliations		IFRSs
	12/31/2012					
CURRENT ASSETS						
Cash and cash equivalents	87,141	-		605,903	2.4	693,044
Investments	744,426	-		(605,903)	2.4	138,523
Trade receivables	449,118	-		-		449,118
Other receivables	125,221	-		42,356	2.2	167,577
Inventories	54,282	-		-		54,282
Total current assets	**1,460,188**	-		**42,356**		**1,502,544**
NON-CURRENT ASSETS						
Trade receivables	48,057	-		-		48,057
Other receivables	50,875	-		(67)		50,808
Investments	3,311	(2,257)	1.2	2,164		3,218
Property, plant and equipment	4,000,519	(10,132)	1.1	(42,356)	2.2	3,948,031
Intangible assets	2,489	-		(2,489)	2.5	-
Deferred tax assets	-	-		67		67
Total non-current assets	**4,105,251**	**(12,389)**		**(42,681)**		**4,050,181**
Total Assets	**5,565,439**	**(12,389)**		**(325)**		**5,552,725**
CURRENT LIABILITIES						
Trade payables	362,349	-		-		362,349
Loans	22,569	-		(930)	2.5	21,639
Payroll and social security taxes payables	53,221	-		-		53,221
Taxes payables	73,848	-		(28,876)	2.6	44,972
Income tax payable	-	-		28,876	2.6	28,876
Dividends payable	145,368	-		(145,368)		-
Advances from customers	24,639	-		-		24,639
Other liabilities	2,495	-		147,532		150,027
Provisions	144,054	-		-		144,054
Total current liabilities	**828,543**	-		**1,234**		**829,777**
NON-CURRENT LIABILITIES						
Loans	1,853,510	-		(1,559)	2.5	1,851,951
Taxes payables	561,114	-		(561,114)		-
Advances from customers	279,562	-		-		279,562
Deferred tax liabilities	-	(3,546)	1.3	561,114		557,568
Total non-current liabilities	**2,694,186**	**(3,546)**		**(1,559)**		**2,689,081**
Total Liabilities	**3,522,729**	**(3,546)**		**(325)**		**3,518,858**
Minority interest	1			(1)	2.3	-
Attributable to shareholders of the company	2,042,709	(8,843)		-		2,033,866
Non-controlling interest	-	-		1		1
EQUITY	**2,042,709**	**(8,843)**		**1**	2.3	**2,033,867**

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•

Reconciliation of the comprehensive income for the year ended December 31, 2012

•

Reconciliation of the statement of cash flows for the year ended December 31, 2012:

Recognition and measurement differences

Management has identified the following differences in measurement:

1.1

In accordance with Argentine GAAP the Company capitalized all foreign exchange differences and interest accrued on loans affected by the construction of assets as part of

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

their cost when construction extended over time. For purposes of the application of IFRS, the Company has accrued interest only on affected loans and foreign exchange differences when they are considered as an adjustment of the cost of interest. Consequently, the IFRS adjustment reflects the foreign exchange differences that in accordance with IFRS would not be permitted to be capitalized.

1.2

In accordance with Argentine GAAP investments in associates are accounted for under the equity method of accounting. There is no difference between Argentine GAAP and IFRS in accounting for investments in associates. However, the Company has assessed the impact of IFRS adjustments on the financial statements of equity investees prepared under Argentine GAAP. As such, the Company recognized the effect of the deferred tax liabilities regarding to the inflation adjustment of the property plant and equipment of the associate Gas Link S.A. (“Link”). There were no IFRS adjustments to the other associates.

1.3

The tax effect of the adjustments made in the process of transition to IFRS.

Disclosure differences

With respect to the differences in disclosure, the following may be mentioned:

2.1

Items that under Argentine GAAP are allocated to non-operating other expenses, net, which under IFRS should be reclassified as other operating expenses or financial results, as appropriate.

2.2

Under IFRS, advances to suppliers for acquisition of fixed assets are presented as other receivables. Under Argentine GAAP, they are recorded as property, plant & equipment.

2.3

Under IFRS, non-controlling interest is disclosure as part of the Shareholders’ equity. Under Argentine GAAP, it is disclosure a middle line between liabilities and Shareholders’ equity.

2.4

Under IFRS, cash and cash equivalents include cash and those investments with an original maturity of more than three months. Under Argentine GAAP current investments include both those that are considered as cash and cash equivalents and those that are not.

2.5

Under IFRS, loans are disclosed net of issuance expenses. Under Argentine GAAP and in accordance with ENARGAS requirements, they are presented as intangible assets.

2.6

Under IFRS, Income tax payable is presented in a separate item. Under Argentine GAAP, it is presented as part of Taxes payables.

c)

Consolidation

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2013 have been used for consolidation purposes.

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Company’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Furthermore, as of December 31, 2013 and 2012 and January 1, 2012, the investment in Link has been adjusted by Ps. 3,500, Ps. 3,642 and Ps. 3,783 million due to the elimination of the unrealized intercompany gains.

Dilution gains and losses arising in investments in associates are recognized in the statements of comprehensive income.

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2013 of Link, Transporte y Servicios de Gas en Uruguay SA ("TGU") and Emprendimientos de Gas del Sur S.A. ("EGS"). The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2013 of Link, TGU and EGS, from this date to December 31, 2013.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2013 and 2012 and January 1, 2012:

	% of shareholding
Company		Main activity	Closing date

TGU	49.00	Pipeline Maintenance	December 31
EGS	49.00	Pipeline exploitation and construction	December 31
Link	49.00	Pipeline exploitation and construction	December 31

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

d)

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities (TGS and Telcosur) are measured using the Argentine Pesos, which is the currency of the primary economic environment in which these entities operate (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

Associates

One of the associates, TGU has a functional currency other than the Argentine peso. Assets, liabilities and results were converted into Argentine pesos at the exchange rate prevailing at the end of each fiscal year, and its common stock and retained earnings at its historical exchange rate.

e)

Financial instruments

Classification

Financial assets are classified into the following categories:

a.

Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future. The Company includes in this category balances in mutual funds and public and private bonds, which are valued at fair value at each closing date.

b.

Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

c.

Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, the loan granted to Pampa Energía, trade receivables and other receivables.

d.

Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. At December 31, 2013 and 2012, and January 1, 2012, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading or selling in the near future. At December 31, 2013 and 2012, and January 1, 2012, there are no instruments classified in this category.

2.

Other financial liabilities: Within this category the Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. The Company includes in this category trade payables, loans, tax payables, payroll and social tax payables and other payables except for investing in associates.

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value recognizing the corresponding interest charge. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of comprehensive income within ‘Financial Income’ in the period in which they arise.

Financial liabilities at fair value through profit or loss are initially and subsequently recorded at fair value. Other financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate, recognizing the corresponding interest charge.

Impairment of financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of comprehensive income at the time it occurs. If in subsequent periods, the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

f)

Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial expenses" in the statement of comprehensive income.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The Company manages exposures to foreign exchange risks using hedging instruments that provide the appropriate economic outcome. The hedging instruments used include currency forward contracts. The Company does not use derivative financial instruments for speculative purposes.

As of December 31, 2013, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A decrease of financial expenses for the fiscal year 2013 is recognized in the statement of comprehensive income within "derivative financial instruments result".

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

g)

Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

h)

Trade receivables, other receivables and trade payables

Trade receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, including the customers’ credit risk, historical trends and other relevant information are considered indicators that such receivables are impaired. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of comprehensive income.

In light of the financial situation of MetroGAS S.A. (“MetroGAS”), as of December 31, 2012, its trade receivables were valued at their present value based on an estimated cash flow discounted at a market interest rate. As of December 31, 2013, all amounts due from MetroGAS were collected. For further information, see Note 18.c).

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 16.a.) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

i)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank accounts, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

j)

Other financial assets at fair value through profit or loss

The Other financial assets at fair value through profit or loss consist of public and private bonds and mutual funds not considered as cash equivalents.

Initially they were recognized at fair value and subsequently measured at fair value through profit or loss.

Results from Other financial assets at fair value through profit or loss are recognized in the Statement of Comprehensive Income as "Financial Income".

k)

Property, plant and equipment

The Company elected to measure items of property, plant and equipment at price-adjusted values in accordance with previous GAAP as "deemed cost" as of the transition date to IFRSs. Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income when they are incurred.

Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 11.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of comprehensive income.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,245 and Ps. 5,924 for the year ended December 31, 2013 and 2012.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Under previous GAAP, Property, plant and equipment (“PP&E”) were measured as follows:

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation.

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

Impairment of non financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss (e.g. significant decreases in the market value of assets, in the prices of the main products sold by the Company, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage). If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive income.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets. As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2013, 2012 and January 1, 2012 the carrying value of PP&E does not exceed their recoverable value.

l)

Loans granted to related companies

Loans granted to related companies were initially measured at fair value and subsequently the loan to Pampa Energía is measured at amortized cost.

Loans to related parties consist of the balance of the loan granted to Pampa Energía (for further information see Note 19).

m)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost.

n)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2013 and 2012 and January 1, 2012, there are no provisions for this concept.

The Company has calculated its respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Current and deferred tax assets and liabilities have not been discounted. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities have been valued at their nominal value.

o)

Asset tax

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the Asset Tax Law”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2013 and 2012 and January 1, 2012, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

p)

Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including those of legal and regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

q)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer and (ii) interruptible natural gas transportation whose revenues are recognized at the inception of the rendering of the service.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf on third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production. Also, this business segment includes revenues from telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

r)

Advances from customers

Mainly consist of pre-payments for the transportation of natural gas services made by customers in order to finance pipeline expansion works. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

s)

Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Accumulated Retained earnings”.

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Common stock and Adjustment to common stock balances.

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the Shareholders Meeting, for which a specific amount was intended to constitute a special future dividends reserve.

 In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders’ Meeting that will approve the financial statements as of December 31, 2013.

Future Capital Expenditures Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Unappropriated retained earnings

Until December 2011, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

t)

Basic and diluted earnings per share

Basic earnings per share as of December 31, 2013 and 2012 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company’s results of operations. The Company’s critical accounting policies are discussed below:

(a) Impairment of property, plant and equipment

The Company considers each of its business segments to be a single cash generating unit. Accordingly, the Company evaluates the carrying value of its property, plant and equipment on a segment-by-segment basis at the end of each fiscal year. In addition, the Company periodically evaluates the carrying value of its property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids Production and Commercialization segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred by the Company, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital (“WACC”).

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2013 and 2012, and January 1, 2012.

Due to the uncertainties surrounding the Tariff Renegotiation process as described in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason the Company performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of its Natural Gas T  ransportation business segment at the end of each year. TGS considered two different scenarios:

a)

Scenario 1: the Company is able to reach an agreement with the Argentine government regarding a tariff increase (“Scenario 1”); and

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)

Scenario 2: the Company is unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2013, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are also uncertain, TGS developed three different projected cash flow streams based on the timing, type and amount of the tariff increase based on the renegotiation process with the Argentine government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the overall probability of occurrence of 95% to each projected cash flow: 50%, 10% and 35%, respectively.  Specific details of each cash flow stream as of December 31, 2013 were based on: (a) the status of the negotiations with the Argentine government, (b) the status of the legal actions initiated by TGS in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement (the “2008 Transitional Agreement”) and upheld by the Decree No. 1,918/09, (c) the current regulatory framework, (d) recent experiences and renegotiation agreements signed by other gas and electricity utility peers (e) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the Unidad de Renegociación y Análisis de Contratos de Servicious Públicos (“UNIREN”), which was accepted by TGS (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2013.

Up to 18% increase in the weighted probability of the pessimistic case (from 35% to 53%) and a 10% reduction in the probability of occurrence of the optimistic case (from 10% to 0%) and an 8% reduction in the probability of occurrence of the base case (50% to 42%) would not generate adjustment for impairment.

As mentioned in Note 22, effective April 1, 2014, the Company obtained a 20% increase in its tariffs confirming in part the Company's projected increases. This increase together with the changes in economic variables triggered a reevaluation of the impairment testing previously performed as of year end. As a result of this reevaluation the conclusion did not differ from the previous one and no impairment was necessary.

(b) Allowances for doubtful accounts

The Company provides for doubtful accounts relating to its accounts receivables. The allowance for doubtful accounts is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

(c) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the years ended December 31, 2013 and 2012 are presented below:

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The CODM evaluates the business based on the differences in the nature of the Company’s products and services. The business segment information is reported consistently with the information reviewed by the Board of Directors. The amount reported for each segment item is the measure reported to the CODM for these purposes. This measure is the operating profit.

The Company analyzes its businesses into three segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization and (iii) Other Services. Liquids Production and Commercialization segment and Other Services segment are not regulated by ENARGAS.

Detailed information on each business segment for the years ended December 31, 2013 and 2012 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

d)

Advances from customers (1)

(1) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

The breakdown of advances from customers based on its currency of origin is the following:

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

2013					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	305,657	169,043	60,064	58,276	18,274	-
Social security taxes	55,159	27,184	10,736	13,290	3,949	-
Compensation to Directors and Supervisory Committee	2,957	-	-	2,957	-	-
Professional services fees	15,321	355	862	13,527	577	-
Technical operator assistance fees	52,952	6,425	46,527	-	-	-
Materials	18,790	5,886	12,904	-	-	-
Third parties services	30,706	11,140	14,801	4,765	-	-
Telecommunications and post expenses	2,847	474	595	1,569	209	-
Rents	1,354	310	95	882	67	-
Transports and freight	10,694	7,634	2,875	178	7	-
Easements	18,172	18,172	-	-	-	-
Offices supplies	1,068	362	131	444	131	-
Travels expenses	3,981	2,190	636	836	319	-
Insurance	15,733	9,099	5,491	1,117	26	-
Property, plant and equipment maintenance	83,193	54,970	25,807	2,025	391	-
Depreciation of property, plant and equipment	242,917	166,326	63,271	13,320	-	-
Taxes and contributions	488,549	43,793	10,904	784	433,068 (1)	-
Advertising	45	-	-	-	45	-
Banks expenses	1,050	-	-	1,007	43	-
Interests expense	230,807	-	-	-	-	230,807
Foreign exchange loss	626,979	-	-	-	-	626,979
Other expenses and financial charges	22,640	-	-	-	-	22,640
Derivative financial instruments results	(38,025)					(38,025)
Costs of services rendered to third parties	16,571	-	16,571	-	-	-
Transactions among business segments	-	(6,603)	6,603	-	-	-
Other expenses	11,517	5,148	3,363	2,748	258	-
Year ended December 31, 2013	2,221,634	521,908	282,236	117,725	457,364	842,401

(1) Includes tax on exports of Ps. 363,435 for the year ended December 31, 2013.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

| | 2012 | | | | | |
|---|---|---|---|---|---|---|
| | | Operating expenses | | | | |
| Rubro | Total | Regulated Activities | Non Regulated Activities | Administrative expenses | Selling expenses | Financial expenses |
| Salaries, wages and other contributions | 241,779 | 135,693 | 45,275 | 46,331 | 14,480 | - |
| Social security taxes | 43,260 | 21,574 | 8,131 | 10,196 | 3,359 | - |
| Compensation to Directors and Supervisory Committee | 2,322 | - | - | 2,322 | - | - |
| Professional services fees | 14,564 | 700 | 553 | 12,787 | 524 | - |
| Technical operator assistance fees | 52,046 | 25,370 | 26,676 | - | - | - |
| Materials | 14,389 | 4,722 | 9,667 | - | - | - |
| Third parties services | 24,873 | 8,332 | 12,087 | 4,454 | - | - |
| Telecommunications and post expenses | 2,434 | 371 | 665 | 1,286 | 112 | - |
| Rents | 1,230 | 288 | 180 | 709 | 53 | - |
| Transports and freight | 9,051 | 6,395 | 2,517 | 139 | - | - |
| Easements | 15,605 | 15,605 | - | - | - | - |
| Offices supplies | 977 | 287 | 93 | 491 | 106 | - |
| Travels expenses | 3,662 | 2,013 | 775 | 634 | 240 | - |
| Insurance | 13,486 | 8,186 | 4,857 | 422 | 21 | - |
| Property, plant and equipment maintenance | 75,068 | 50,354 | 22,915 | 1,524 | 275 | - |
| Depreciation of property, plant and equipment | 233,670 | 163,293 | 60,332 | 10,045 | - | - |
| Taxes and contributions | 443,464 | 31,863 | 7,946 | 477 | 403,179 (1) | - |
| Advertising | 545 | - | - | - | 545 | - |
| Doubtful accounts | 127 | - | - | - | 127 | - |
| Banks expenses | 799 | - | - | 764 | 35 | - |
| Interests expense | 185,294 | - | - | - | - | 185,294 |
| Foreign exchange loss | 239,121 | - | - | - | - | 239,121 |
| Other expenses and financial charges | 23,759 | - | - | - | - | 23,759 |
| Derivative financial instruments results | - | | | | | - |
| Costs of services rendered to third parties | 32,381 | - | 32,381 | - | - | - |
| Transactions among business segments | - | (6,101) | 6,101 | - | - | - |
| Other expenses | 8,428 | 4,468 | 2,096 | 1,687 | 177 | - |
| Year ended December 31, 2012 | 1,682,334 | 473,413 | 243,247 | 94,268 | 423,233 | 448,174 |

(1) Includes tax on exports of Ps. 357,409 for the year ended December 31, 2012.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

j)

Net financial results

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

9.

INVESTMENTS IN ASSOCIATES

As of the date of issuance of these financial statements, none of the associates have distributed dividends and there were no changes in their capital.

10.

(LOSS) / PROFIT FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

11.

PROPERTY, PLANT AND EQUIPMENT

| | 12/31/2013 | | | | | | | | | | | 12/31/2012 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | | |
| Main account | Beginning of the year | Additions | Retirements | Transfers | End of the year | Accumulated at the beginning of the year | Retirements | For the year | Rate % | Accumulated at at the end of the year | Net book value | Net book value |
| Pipelines | 3,583,938 | 2,210 | - | 26,129 | 3,612,277 | 1,263,152 | - | 85,499 | 2.2 | 1,348,651 | 2,263,626 | 2,320,786 |
| Compressor plants | 1,322,490 | - | - | 31,596 | 1,354,086 | 699,420 | - | 62,852 | 3,3 to 25 | 762,272 | 591,814 | 623,070 |
| Other industrial plants | 2,868 | - | - | - | 2,868 | 260 | - | 98 | 3.3 | 358 | 2,510 | 2,608 |
| Stations of regulation and/or measurement of pressure | 124,787 | - | - | 1,616 | 126,403 | 72,504 | - | 5,136 | 4.0 | 77,640 | 48,763 | 52,283 |
| Other technical installations | 28,342 | - | - | - | 28,342 | 18,019 | - | 1,008 | 6.7 | 19,027 | 9,315 | 10,323 |
| Subtotal assets related to gas transportation service | 5,062,425 | 2,210 | - | 59,341 | 5,123,976 | 2,053,355 | - | 154,593 | | 2,207,948 | 2,916,028 | 3,009,070 |
| Assets related to gas upstream service | 198,378 | - | 665 | 7,371 | 205,084 | 95,959 | 147 | 7,857 | 2,2 to 25 | 103,669 | 101,415 | 102,419 |
| Assets related to liquids production and commercialization service | 648,348 | - | - | 28,763 | 677,111 | 441,704 | - | 41,902 | 5.9 | 483,606 | 193,505 | 206,644 |
| Lands | 6,279 | - | - | - | 6,279 | - | - | - | - | - | 6,279 | 6,279 |
| Buildings and constructions | 182,031 | - | - | 2,634 | 184,665 | 88,937 | - | 4,261 | 2.0 | 93,198 | 91,467 | 93,094 |
| Fittings and features in building | 5,692 | - | - | - | 5,692 | 3,242 | - | 297 | 4.0 | 3,539 | 2,153 | 2,450 |
| Machinery, equipment and tools | 39,034 | 1,752 | - | 2,250 | 43,036 | 33,596 | - | 1,345 | 6,7 to 20 | 34,941 | 8,095 | 5,438 |
| Computers and Telecommunication systems | 343,322 | - | - | 20,052 | 363,374 | 241,719 | - | 22,716 | 6,7 to 20 | 264,435 | 98,939 | 101,603 |
| Vehicles | 24,621 | 3,599 | 98 | - | 28,122 | 16,987 | 98 | 2,321 | 10 and 20 | 19,210 | 8,912 | 7,634 |
| Furniture | 13,122 | 9 | - | 16 | 13,147 | 12,541 | - | 104 | 10 | 12,645 | 502 | 581 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 83,712 | - | 7,521 | 4 | 91,233 | 86,039 | 93,560 |
| Materials | 176,850 | 104,125 | 3,373 | (50,901) | 226,701 | - | - | - | - | - | 226,701 | 176,850 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 | 12,254 |
| Works in progress | 130,155 | 153,990 | - | (69,526) | 214,619 | - | - | - | - | - | 214,619 | 130,155 |
| Total 2013 | 7,021,401 | 265,685 | 4,136 | - | 7,282,950 | 3,073,370 | 245 | 242,917 | | 3,316,042 | 3,966,908 | |
| Total 2012 | 6,858,118 | 200,944 | 37,661 | - | 7,021,401 | 2,855,065 | 15,365 | 233,670 | | 3,073,370 | | 3,948,031 |

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

| | 12/31/2012 | | | | | | | | | | | 01/01/2012 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | | |
| Main account | Beginning of the year | Additions | Retirements | Transfers | End of the year | Accumulated at the beginning of the year | Retirements | For the year | Rate % | Accumulated at at the end of the year | Net book value | Net book value |
| Pipelines | 3,559,857 | - | - | 24,081 | 3,583,938 | 1,176,953 | - | 86,199 | 2.2 | 1,263,152 | 2,320,786 | 2,382,904 |
| Compressor plants | 1,289,791 | - | 33,704 | 66,403 | 1,322,490 | 656,212 | 14,010 | 57,218 | 3,3 a 25 | 699,420 | 623,070 | 613,979 |
| Other industrial plants | 1,003 | - | - | 1,865 | 2,868 | 167 | - | 93 | 3.3 | 260 | 2,608 | 836 |
| Stations of regulation and/or measurement of pressure | 122,568 | - | - | 2,219 | 124,787 | 67,397 | - | 5,107 | 4.0 | 72,504 | 52,283 | 55,171 |
| Other technical installations | 23,988 | - | - | 4,354 | 28,342 | 17,105 | - | 914 | 6.7 | 18,019 | 10,323 | 6,883 |
| Subtotal assets related to gas transportation service | 4,997,207 | - | 33,704 | 98,922 | 5,062,425 | 1,917,834 | 14,010 | 149,531 | | 2,053,355 | 3,009,070 | 3,059,773 |
| Assets related to gas upstream service | 127,439 | - | - | 70,939 | 198,378 | 88,627 | - | 7,332 | 2,2 a 25 | 95,959 | 102,419 | 38,812 |
| Assets related to liquids production and commercialization service | 623,003 | 89 | - | 25,256 | 648,348 | 401,727 | - | 39,977 | 5.9 | 441,704 | 206,644 | 221,276 |
| Lands | 5,637 | - | - | 642 | 6,279 | - | - | - | - | - | 6,279 | 5,637 |
| Buildings and constructions | 178,287 | - | - | 3,744 | 182,031 | 84,715 | - | 4,222 | 2.0 | 88,937 | 93,094 | 93,572 |
| Fittings and features in building | 5,550 | - | - | 142 | 5,692 | 2,946 | - | 296 | 4.0 | 3,242 | 2,450 | 2,604 |
| Machinery, equipment and tools | 37,789 | 1,245 | - | - | 39,034 | 32,102 | - | 1,494 | 6,7 a 20 | 33,596 | 5,438 | 5,687 |
| Computers and Telecommunication systems | 323,029 | - | - | 20,293 | 343,322 | 220,479 | - | 21,240 | 6,7 a 20 | 241,719 | 101,603 | 102,550 |
| Vehicles | 21,027 | 4,931 | 1,337 | - | 24,621 | 16,341 | 1,303 | 1,949 | 10 y 20 | 16,987 | 7,634 | 4,686 |
| Furniture | 13,186 | - | 64 | - | 13,122 | 12,485 | 52 | 108 | 10 | 12,541 | 581 | 701 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 76,191 | - | 7,521 | 4 | 83,712 | 93,560 | 101,081 |
| Materials | 148,203 | 76,213 | 2,556 | (45,010) | 176,850 | - | - | - | - | - | 176,850 | 148,203 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 | 12,254 |
| Works in progress | 186,617 | 118,466 | - | (174,928) | 130,155 | - | - | - | - | - | 130,155 | 186,617 |
| Total | 6,858,118 | 200,944 | 37,661 | - | 7,021,401 | 2,855,065 | 15,365 | 233,670 | | 3,073,370 | 3,948,031 | 3,983,453 |

12.

LOANS

Short-term and long-term loans as of December 31, 2013 and 2012 and January 1, 2012 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of December 31, 2013 and 2012 is the following:

The maturities of the current and non-current loans as of December 31, 2013 are as follows:

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of a global program for the issuance of new notes up to a maximum aggregate amount of US$ 650.0 million (the “2007 Global Program”). The 2007 Global Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the “2007 Notes”), the early prepayment of its outstanding debt through an exchange offer, the cancellation of outstanding notes which did not participate in the exchange offer and cancellation of bank loans. The 2007 Notes have a coupon rate of 7.875%, with interest being paid semiannually, and maturity date of May 2017. Principal on the 2007 Notes is to be paid in four equal annual installments beginning in May 2014 until maturity. The 2007 Notes are traded in the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Euro MTF of the Luxembourg Exchange.

The Company’s goal in issuing these notes was to improve the Company’s financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

Moreover, between August 2008 and August 2010, considering favorable conditions in the market, the Company reduced its financial indebtedness through the cancellation of a portion of the 2007 Notes for an aggregate amount of US$ 125,976,000, which had previously been purchased on the market at a lower price. As of December 31, 2013, the Company’s financial indebtedness amounts to US$ 374,024,000. Principal payments will amount to US$ 93,506,000 each.

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividends, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the date of issuance of these financial statements.

The foregoing limitations are subject to exceptions as set forth in the Indenture. For example, the Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2007 Notes, and (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Other Loans:

On August 24, 2012, the Company entered into a loan with Santander Rio Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.01% payable on a monthly basis. The loan has a repayment schedule with nine quarterly installments as from August 26, 2013 and final maturity in August 2015.

On November 22, 2013, the Company entered into a loan with Itau Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 25 equal and monthly installments and final maturity in November 2016. The first installment is in November 2014.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 34 monthly installments as from July 2014 and final maturity in April 2017.

The current terms of the Company’s interest- bearing borrowings as of December 31, 2013 has been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2013 and 2012 is as follows:

The analysis of the net deferred tax liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2013 and 2012 and January 1, 2012 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2013 and 2012 as follows:

14.

PROVISIONS

15.

FINANCIAL RISK MANAGEMENT

1.

Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk. To that extent, the Company has different policies adopted to mitigate its exposure to financial risks.

1.1

Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently pesified on a one-to-one basis (at an exchange rate of Ps. l.00 = US$ l.00) from January 2002 as mandated by Public Emergency and Reform of the Foreign Exchange System Law (the “Public Emergency Law”). On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 90% of the segment’s total revenues for both the years ended December 31, 2013 and 2012. Total revenues denominated in Argentine Pesos accounted for 29% and 30% for the years ended December 31, 2013 and 2012, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2013, and 2012 would have decreased the Company’s income before tax for the year in approximately Ps. 187,569 and Ps. 140,317, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

During the year ended December 31, 2013, the Company entered into both US dollar forward purchase contracts as well as US dollar-linked mutual fund investments in order to cover the risk exposure associated with foreign exchange rate movements on its financial indebtedness. The fair value of the forwards was Ps. 26,500 as of

December 31, 2013. The Company has not performed any derivative transactions of this type during the year ended December 31, 2012.

As of February 10, 2014, the US dollar appreciated approximately 20% against the Argentine peso. Given the net liability position as of December 31, 2013, other factors being constant, this 20% appreciation of the US dollar against the Argentine Peso increased the Company’s financial expense in Ps. 246,289, net of tax. As of the date of these financial statements, the Company continued its strategy of closing US dollar forward purchase contracts and/or other transactions aimed at mitigating its overall foreign exchange risk exposure.

1.2

Interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The interest rate profile of the Company's borrowings is set out in Note 12.

Currently, the Company’s exposure to cash flow interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates.

As far as interest-bearing financial assets, the exposure to interest rate risk is limited to the financial assets of the Company which bear variable interest rate. Most of the financial assets of the Company bear fix rate interests.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2013:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3

Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane, butane and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the propane and butane (“LPG”) and NWE ARA for the natural gasoline). These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of companies engaged in this business.

Based on the volume of sales for the years ended December 31, 2013 and 2012, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of propane and butane and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 36,723 and Ps. 32,626, respectively.

A US$ 50/ton increase would have an equal and opposite effect on the statement of comprehensive income.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

On the other hand, the price at which the Company sells ethane to PBB Polisur S.A. (“Polisur”) under an agreement expiring December 31, 2015 is subject to an annual adjustment process based on various factors including the Produce Price Index (“PPI”), natural gas price, the quality of the ethane shipped by the Company and the transportation tariffs and charges. Accordingly, the Company does not consider that the sale price of ethane poses a significant risk to the Company.

1.4

Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2013 and 2012, and January 1, 2012 the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and to Petrobras Argentina (one of the shareholders of CIESA). Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2013 and 2012 are as follows:

The Company’s main customer in the Natural Gas Transportation segment, namely, MetroGAS, unilaterally extended in September 2012, the payment terms of its obligations towards the Company. The Company reached an agreement with MetroGAS in December 2013 which resulted in the collection of all of its outstanding receivable as of that date.  For further information, see Note 18.c.

Significant customers in the Liquids Production and Commercialization segment are Petredec Limited (“Petredec”), Polisur, Petrobras Global Trading BV (“Petrobras Global”) and Petroleo Brasileiro both related companies of Petrobras Argentina. Revenues from these customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2013 and 2012 are as follows:

Below is a detail of the maturities of the receivables net of allowances for doubtful accounts, cash and cash equivalents and other financial assets as of December 31, 2013 and 2012 and January 1, 2012:

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

1.5

Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources and close oversight of cash flows projections. The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations.

The table below includes a detail of the maturities of the obligations corresponding to loans, taxes payables, payroll and social taxes payables, income tax payable, trade payables, except negative investment in associates as of December 31, 2013 and 2012 and January 1, 2012. The amounts disclosed in the table are the contractual undiscounted cash flows.

1.6

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal credit quality and capital structure to reduce the cost of capital.

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2013 and 2012, the gearing ratio was as follows:

2

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.e. According to the provisions of IFRS 7 and IAS 32, non-financial assets and liabilities such as property, plant and equipment, investments in associates, inventories, advances from customers, deferred income tax and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2013 and 2012 and January 1, 2012 are as follows:

2.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BCBA. Additionally within this level, the Company included derivative financial instruments because the settlement date thereof coincided with the closing date of the fiscal year. For the calculation of fair value, the corresponding quoted price was obtained.

•

Level 2:  includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices).

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2013 and 2012 and January 1, 2012:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2013 and 2012, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 EMTN Program series notes at December 31, 213 and 2012 based on their quoted market price:

16.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

TGS’ Natural Gas Transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on U.S. dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch (the “Executive Branch”) power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2015, after several extensions.

In July 2003, the UNIREN was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required TGS and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company was determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Group (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine government. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine government before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (formerly Enron Corp) and Ponderosa Assets filed a new claim against the Argentine government before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. On January 13, 2014, by agreement of the disputing parties, the legal action of Enron Corp. and Ponderosa Assets LP held against the Argentine government before the ICSID was suspended until July 12, 2014.

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

On September 30, 2010, TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 TGS was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Public Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Argentine government in connection with or arising from the renegotiation process of remuneration under the License Agreement. On November 18, 2010, TGS decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board of Directors before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, TGS has not received any favorable response in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said body, and for ENARGAS to decide within a 60 business day term from receipt of said documents, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the transitional tariff chart stipulated therein. TGS and ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice of Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby TGS recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, the body which they were referred to by the Supreme Court of Justice for a prior intervention before the issuance of its ruling.

After over one year had elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspension effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of TGS resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to the Company’s right resulting from the Decree No. 1,918/09.

According to the 2008 Transitional Agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2015. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine government mentioned above –the last was until July 12, 2014-, and formally required the order of quick sentence.

The License establishes, among other restrictions, that TGS will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

  Regulatory Framework for non-regulated segments

The Liquids Production and Commercialization segment is not regulated by ENARGAS, and as provided in the Transfer Agreement, it is organized as a separate business unit within TGS, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

Despite the fact that the Liquids Production and Commercialization segment is not subject to regulation by ENARGAS, the Argentine government has introduced a set of regulations in recent years having an impact on its operations.

On September 19, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten, twelve and fifteen kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. From that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and was ratified through Resolution No. 429/2013 of the Federal Energy Bureau.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 and 1991/11 (“the Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS’ own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that TGS is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order.

Should this situation disclosed in Note 18.d not be resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which TGS will manage the expansion project.

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2013, the incremental transportation capacity was 307 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2013 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

d)   Essential assets

A substantial portion of the assets transferred by GdE have been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) submit a bid in the new bidding to be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the new bidding but is unwilling to match the best bid made by a third party, to receive the appraisal value as compensation for the transfer of the essential assets to the new licensee, any excess paid by the third party shall remain for the grantor.

17.

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of December 31, 2013 and 2012 and January 1, 2012, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADSs (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the TGS’ shares

TGS’ by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running TGS, requires the prior authorization of ENARGAS.

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

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

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of TGS’ net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (see Note 12 – “Covenants”).

d)

Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

As a consequence of the implementation of IFRS, the Company recognized a negative difference in the Accumulated Retained Earnings account, and thus, the terms provided by Resolution No. 609 are not applicable.

18.

LEGAL CLAIMS AND OTHER MATTERS

a)   Exemption of the sales of liquids in turnover tax

In the framework of the Tax Agreement subscribed by the Argentine government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, when they were not raw materials for an industrial process. TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003 made by the Tax Bureau of the Province of Buenos Aires, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Liquids Production and Commercialization activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, TGS filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, TGS filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. As well, TGS appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

On February 15, 2013, the Tax Court ruled in the same as the criteria set by the Plenary Commission ordering the Tax Bureau of the Province of Buenos Aires to practice a new assessment. On July 24, 2013, TGS received the assessment with no observations. On October 11, 2013 the Tax Court issued a decision resolving not to approve the settlement made by Tax Bureau of the Province of Buenos Aires.

As of December 31, 2013 and 2012 and January 1, 2012, TGS maintains a provision of Ps. 43.3 million, Ps. 39.1 million and Ps. 34.0 million, respectively.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

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

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from

January 2008 to April 2011 by the amount of Ps. 5.9 million. On November 23, 2012, TGS filed its appeal, which is pending.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007. The tax recovery process was rejected on January 8, 2012. It was appealed by TGS.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by TGS. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, TGS filed an administrative appeal. After receiving the opinion of the Tax Bureau of the Province, the file was sent to Ministry of Economy for its resolution.

On February 4, 2013, the Ministry of Economy issued its resolution which dismissed the appeal filed by TGS. For that reason TGS had to prove payment of Ps. 11.2 million plus interest in respect of capital. On June 12, 2013, TGS initiated legal actions leading to the recovery of such amounts. On September 13, 2013, TGS was notified of the dismissal of the administrative appeal filed. On September 26, 2013, TGS paid the amount of Ps. 6.8 million and shall initiate the contentious administrative action in order to recoup the amount paid.

As of December 31, 2013 and 2012 and January 1, 2012, the Company recorded a provision of Ps. 85.9 million, Ps. 84.5 million and Ps. 75.5 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

TGS’ management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)

MetroGAS’ financial situation

MetroGAS’ reorganization process

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) the Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) the Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and pay in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If this event shall have not occurred on or before deadline, Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case the tariff increase is in pursuit of the transitional agreement mentioned in Note 16.a).

On February 8, 2013, TGS received from MetroGAS the Notes mentioned above. The nominal value of the notes amounted to US$6,181,000 of which of US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value and are disclosed under the line “Other Non-Current Financial Assets through profit or loss”. Finally, on November 8, 2013, the presiding judge ordered the completion of the reorganization process of MetroGAS.

Post-reorganization proceeding debt

In September 2012 MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. Pursuant to this, TGS has taken different measures to the collection and made aware of YPF S.A. in its capacity as controlling shareholder of MetroGAS, the Ministry of Federal Planning, Infrastructure and Services, the Federal Energy Bureau and ENARGAS of late payments and outstanding debt obligations.

Finally, TGS agreed with MetroGAS for the repayment of all sums due in relation to the natural gas transportation services, which were actually collected on December 31, 2013. At that date, the outstanding principal balance amounted to Ps. 18.1 million, with no balance billing due by the client. Subsequent to year end and after the billing, the client had not paid the balance mentioned above and thus, the Company is analyzing the various measures to be adopted in order to manage the collection of its receivables. Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances.

d)

Action for annulment of ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against the Resolutions (for further information, see Note 16.b), on July 10, 2012, TGS obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. TGS is considering this decision and whether to challenge the limited duration of the Court of Appeals order.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters to resolve the applicability and legal continuity of the preliminary injunction. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. Furthermore, TGS, to broaden the basis for their demand to issue before it, has referred to the presiding judge the confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2013 and 2012, taking into account the possibility of carry-forward the charge to the sales price of the product, would have implied a net loss of Ps. 123.9 million and Ps. 65.5 million, respectively. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 189.4 million.

e)

Repetition action of VAT and income tax

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

f)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

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

Commercial transactions

On September 24, 2013, the Board of Directors approved the agreement signed with Petrobras Argentina to transfer natural gas and richness to TGS, which is in force from October 1, 2013 and for one year. The price, which is denominated in US dollars, is determined according to common practices.

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

Financial transactions. Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Argentine government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)

The expiration date will run on October 6, 2014, with option of an automatic renewal for one additional period of one year.

ii)

The loan must be paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)

In all cases, the compensatory and punitive interest will be canceled or prepaid in free trade US dollars.

iv)

The current interest rate is equivalent to 6.8% annual plus VAT and, if the loan is extended, to the market rate to be determined for the next annual period, counted from October 6, 2014 until the date of full payment of the amounts due under the loan.

As of December 31, 2013 and 2012, and January 1, 2012, the loan granted to Pampa Energía was presented in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2013 and 2012 were Ps. 19,229 and Ps. 15,615, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2013 and 2012 and January 1, 2012 is as follows:

The detail of significant transactions with related parties for the years ended December 31, 2013 and 2012 is as follows:

Year ended December 31, 2013:

Year ended December 31, 2012:

20.

CONTRACTUAL OBLIGATIONS

As of December 31, 2013, the Company had the following contractual commitments:

Approximately 98% of the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2013 (US$ 1.00 = Ps. 6,521). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

21.

SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made.

22.

SUBSEQUENT EVENTS

The Financial Statements were authorized for issuance by the Board of Directors on February 11, 2014.

No subsequent events between the end of the fiscal year ended December 31, 2013 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the mentioned below:

Exchange Offer

In order to improve the maturity profile of TGS’s financial debt, in January 2014 the Company launched an offer for a voluntary exchange of the 2007 Notes. To this end, on January 3, 2014, the CNV issued Resolution No. 17,262.

On January 10, 2014, TGS launched an exchange offer for the Series I notes created under the Global Program 2007 to its creditors. The terms of issuance of the new notes do not change financial restrictions on those in force for Series I notes created under the Global Program 2007 (for more information see note 12).

The period of acceptance of this offer expired on February 7, 2014. Considering the percentage of acceptance received which amounted to 67%, the financial debt of the Company was comprised as follows:

Transitory tariff increase

Under the framework of the 2008 Transitional Agreement between the UNIREN and TGS which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, (the “Resolution No. I-2852”) in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. Although the Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014.

Additionally, in line with 2008 Transitional Agreement, according to Resolution No. I-2852, the funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works according to an investment plan submitted by us and previously approved by the ENARGAS. According to Resolution No. I-2852, at least 5% of the proceeds of the transitional rate adjustment must be deposited in the trust fund, the remaining balance of the increase will be managed by TGS for the fulfillment of that investment plan.

However this is only a partial implementation of the 2008 Transitional Agreement. According to its terms, the 2008 Transitional Agreement will be in force under the terms of the Presidential Decree No. 1,918/09 until the effective date of the integral license renegotiation agreement to be signed with the Government. The Company will continue performing all the legal actions began to obtain the complete enforcement of the 2008 Transitional Agreement.

Board of directors’ proposal

For the year ended December 31, 2013 the Company’s Board of Directors on its meeting held on April 23, 2014, submitted for consideration to the Extraordinary and Ordinary Shareholders’ Meeting to be held on April 30, 2014, the following:

Footnotes

1 CNV regulations indicate “Euroclear Operations Centre” as authorized entity.

2 Based on $7,500 annually. This amount does not include out-of-pocket expenses.

3

Endnotes

NGL Production Plant

   Austral Basin

  Golfo
San Jorge Basin

Neuquina

Basin

Cuyana

Basin

Noroeste

Basin