Form 20-F
period 2014-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2015-04-29
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

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

Leandro Pérez Castaño

(54-11)-4865-9077

inversores@tgs.com.ar

 (Name, telephone, email and/or facsimile number of our contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (“ADS”), representing Class “B” Shares	New York Stock Exchange
Class “B” Shares, par value Ps.1 each	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares related to the TGS ADR Program, pursuant to the requirements of the Securities and Exchange Commission.

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

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F (“Annual Report”), references to “pesos” or “Ps.” are to Argentine pesos, and references to “U.S. dollars,” “dollars” or “US$” are to United States dollars. A “billion” is a thousand million. References to “km” are to kilometers. References to “m3” are to cubic meters. References to “cf” are to cubic feet, to “MMcf” are to millions of cubic feet, to “Bcf” are to billions of cubic feet, to “d” are to day and to “HP” are to horsepower.

Financial Statements

The audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 included in this Annual Report (our “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations.

Pursuant to Resolution No. 562/09 of the CNV, as amended by Resolution No. 576/10, all listed companies in Argentina, subject to certain exceptions (i.e. financial institutions and insurance entities) were required to present their audited consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with IFRS as issued by the IASB. However, on January 24, 2012, the CNV issued Resolution No. 600, which postponed the mandatory adoption of IFRS for natural gas and distribution companies for fiscal periods beginning on January 1, 2013. On December 20, 2012, the CNV issued Resolution No. 613, which provided that such companies with calendar year-ends must prepare their financial statements on the basis of IFRS beginning with the fiscal years ended December 31, 2013.

Therefore, we fully adopted IFRS for the first time for our financial year ended December 31, 2013. All IFRS standards effective at the date of the preparation of our Financial Statements were applied. The opening IFRS statement of financial position was prepared as of our Transition Date of January 1, 2012 (the “Transition Date”).

Our Financial Statements as of and for the year ended December 31, 2014 and 2013 have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, whose report dated April 29, 2015 is included herein.

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

1

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

Forward-looking statements include, but are not limited to, the following:

•

statements regarding changes in general economic, business, political or other conditions in Argentina;

•

estimates relating to future tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (“LPG”) and natural gasoline (all together “Liquids”) and for products and services respectively produced and provided in our other non-regulated business;

•

statements regarding expected future political developments in Argentina and expected future developments regarding our license to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (the “License”), the renegotiation process of the License with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), principally, adopting a new revised scheme of tariffs, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”), the legal framework for the local provision of LPG with the Federal Energy Bureau (the “Federal Energy Bureau”) and any other governmental authorities that may affect us and our business;

•

risk and uncertainties with respect to labor relations in Argentina;

•

statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion;

•

estimates of our future level of capital expenditures, including those required by ENARGAS and other Argentine governmental authorities; and

•

the risk factors discussed under “Item 3. -D. Risk Factors.”

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•

the impact of the Public Emergency Law No. 25,561 (the “Public Emergency Law”) enacted by the Argentine government (the “Government”) in January 2002, as amended from time to time, which, among other effects, ended the U.S. dollar-peso parity and resulted in the amendment of the Convertibility Law No. 23,928 and Decree No. 529/01 (collectively, the “Convertibility Law”) and the imposition of exchange controls and restrictions on the transfer of U.S. dollars abroad Argentina, and related laws and regulations;

•

risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

•

risks and uncertainties associated with our non-regulated business, including those related to international and local prices of Liquids, taxes, cost and restrictions on the supply of natural gas and other restrictions imposed on Liquids exports, our ability to renegotiate our agreements with customers and possible increased Government regulation of Liquids industry;

2

•

risks and uncertainties resulting from Government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases related to our natural gas transportation segment, restrictions on payments abroad and exchange controls;

•

capital expenditures effectively required by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes, including the risk that we may be forced to make investments or take other actions that are not profitable or are not as commercially attractive as other actions;

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

•

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us; and

•

risks and uncertainties regarding our ability to purchase U.S. dollars from the Argentine Central Bank (“BCRA”) in the exchange market, or Mercado Único y Libre de Cambios (“MULC”), and transfer them outside of Argentina to pay our financial debt and dividends or purchase goods or services.

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

1

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

This Annual Report contains our Financial Statements prepared in accordance with IFRS and these have been approved by resolution of the Board of Directors (the “Board of Directors”) meeting held on February 3, 2015. The selected consolidated statement of comprehensive income data for the years ended December 31, 2014, 2013 and 2012 and the selected consolidated statements of financial position data as of December 31, 2014 and 2013, have been prepared in accordance with and comply with IFRS and have been derived from our Financial Statements, which were audited by PwC, whose report dated April 29, 2015 is included herein.

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

On February 7, 2014, we concluded the Exchange of 67% of our notes issued under the Medium Term Note Program in 2007. For further information see “Item 5. B. Liquidity and Capital Resources”. Also, on April 7, 2014, the ENARGAS issued Resolution No. I-2852 (the “Resolution No. I-2852”) containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. For further information see “Item 4 – B. Business Overview – Gas Transportation – Regulatory Framework – The Public Emergency Law and UNIREN”.

Dividends

A summary of the dividends declared during the last five years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)
2011	976.0	1.228	238.7	0.300	1.502
2012(3)	268.3	0.338	53.2	0.067	0.335
2013	-	-	-	-	-
2014(4)	260.5	0.328	30.5	0.038	0.192
2015	-	-	-	-	-

(1) Stated in Ps. as of the payment date.

(2) Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date, the dividends payment pending as of December 31, 2014 were translated from pesos at the selling exchange rate at such date.

 (3) The Future Dividend Payment Reserve (the “Future Dividend Payment Reserve”) created by the General Annual Shareholders’ Meeting held on April 12, 2012 was fully released by Board of Directors’ meetings held on December 6, 2012 and March 18, 2013, which approved cash dividend payments which were made after compliance with applicable regulatory procedures during the first half of 2013.

(4) The Future Dividend Payment Reserve created by the General Annual Shareholders’ Meeting held on April 30, 2014 was fully consumed by the Board of Directors’ meeting held on November 26, 2014, which approved cash dividend payments. As of the date of issuance of this Annual Report, the dividend payment related to the ADS is still pending due to the BCRA authorization to access the MULC.

Dividends may be lawfully declared and paid only out of our retained earnings reflected in our Financial Statements and must be approved at a General Annual Shareholders’ Meeting, as described below.

According to Argentine Commercial Companies Law No. 19,550 (the “Commercial Companies Law”), the Board of Directors must submit yearly our financial statements for the preceding fiscal year, together with reports thereon by our Statutory committee (the “Statutory Committee”), for the consideration and approval of the shareholders at the General Annual Shareholders’ Meeting which must be annually held to approve our financial statements and determine the allocation of our net income for such year. In case of listed companies, such as TGS, this meeting must take place before the end of April. Pursuant to the Commercial Companies Law, companies are required to allocate a legal reserve (the “Legal Reserve”) equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock,” as shown on our Consolidated Statement of Changes in Shareholders’ Equity (the “Adjusted Common Stock Nominal Value”). If the Legal Reserve amount is reduced by any circumstances, we must restore it before making any dividend payment. The Legal Reserve is not available for any dividend distribution.

Pursuant to our Articles of Association (“By-laws”), after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The balance of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. The dividend must be paid within 30 days of the shareholders’ decision. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

The General Annual Shareholders’ Meeting held on April 30, 2014 approved the creation of a voluntary reserve for a future dividend payment of Ps. 260.5 million, for payment of dividends at any time before the General Annual Shareholders’ Meeting held on April 23, 2015 (the “2015 Shareholders’ Meeting”) and a voluntary reserve for future capital expenditures of Ps. 175.0 million (the “Future Capital Expenditures Reserve”), both of which could be used when our Board of Directors deems appropriate. The 2015 Shareholders’ Meeting will determine the disposition of any outstanding amount of the voluntary reserves mentioned above which remained unused as of the date of the meeting. Under the Commercial Companies Law, the purpose of any voluntary reserve cannot be changed without the prior approval of the shareholders. On November 26, 2014, the Board of Directors approved a dividend payment in cash of Ps. 260.5 million.

The 2015 Shareholders’ Meeting did not approve any dividend payment. Instead, our shareholders approved the creation of a new voluntary reserve for future dividends of Ps. 99.7 million and a new Future

Capital Expenditures Reserve of Ps. 175.0 million. In addition, our shareholders approved an allocation to the Legal Reserve of Ps. 5.3 million, thereby increasing the amount in the Legal Reserve to Ps. 247.6 million, which represents 18.4% of the Adjusted Common Stock Nominal Value.

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

During a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of our Statutory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the Commercial Companies Law, as amended, and the By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class “B” Shares, par value Ps.1 each (the “Class B Shares”), on the Buenos Aires Stock Exchange (“BASE”) and, as a result, would likely affect the market price of our ADS on the New York Stock Exchange (“NYSE”) as well. In addition, such fluctuations will affect the U.S. dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Bank of New York Mellon (the “Depositary”), pursuant to our deposit agreement signed between the Depositary and us, of cash dividends paid in pesos on the underlying Class B Shares.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2014	8.5260	8.5070	8.5137	8.5240
December 2014	8.5570	8.5320	8.5492	8.5510
January 2015	8.6440	8.5550	8.6035	8.6440
February 2015	8.7260	8.6560	8.6871	8.7260
March 2015	8.8220	8.7330	8.7799	8.8220
April 2015 (through April 28, 2015)	8.8970	8.8270	8.8630	8.8970

Year ended December 31,
2010	3.9880	3.7940	3.9129	3.9760
2011	4.3040	3.9720	4.1270	4.3040
2012..........................................................................	4.9180	4.3040	4.5532	4.9180
2013.........................................................................	6.5210	4.9250	5.4859	6.5210
2014..........................................................................	8.5570	6.5450	8.1195	8.5510

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year or as otherwise indicated. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 28, 2015, the reported exchange rate was Ps. 8.897 = US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because a significant portion of our annual revenues (Ps. 1,397.4 million for the year ended December 31, 2014 representing 32.5% of our total consolidated revenues from sales) are peso-denominated, our primary assets are based in Argentina, and our functional currency is the peso, while substantially all of our liabilities and most of our capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or sociedad anónima, incorporated and organized under the laws of Argentina, and substantially all of our operations and all of our operating assets are located in Argentina. For the year ended December 31, 2014, 32.5% of our consolidated revenues were peso-denominated. Conversely, substantially all of our indebtedness, most of our capital expenditures and the cost of the natural gas purchased to be processed in the Cerri Complex are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids.

Economic volatility in Argentina in recent decades has adversely affected and may continue to adversely affect our financial condition and results of operations.

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

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure (including us) to default on their outstanding debt. Since that crisis, Argentina has substantially increased its real Gross Domestic Product (“GDP”). During 2008 and 2009, however, the Argentine economy suffered a slowdown attributable to local and external factors, including an extended drought affecting agricultural activities and the effects of the global economic crisis. According to data published by the Instituto Nacional de Estadísticas y Censos (the “INDEC”), which is statutorily the only institution in Argentina with the power to produce official nationwide statistics, growth in real GDP resumed in 2011, with the Argentine GDP increasing 8.4% in 2011, 0.8% in 2012 and 2.9% in 2013. For the year 2014, Argentina experienced a slowdown in its GDP showing an increase of 0.5%.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, salaries and food prices, among other indicators. According to inflation data published by the INDEC, from 2010 to 2014, the Argentine consumer price index (“CPI”) increased 10.5%, 9.2%, 10.5%, 10.6% and 23.9%, respectively; and the wholesale price index (“WPI”) increased 14.8%, 12.7%, 13.1%, 14.8% and 28.3%, respectively. During 2014, inflation has accelerated mainly due to the devaluation of the peso.

In recent years, INDEC has experienced a process of methodological reforms in the calculation of its statistics, such as CPI, WPI and GDP. In addition, the International Monetary Fund (“IMF”) requested that INDEC clarify its inflation rates several times. Finally, on February 13, 2014 the INDEC released a new inflation index (the “IPCNu”) that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. In December 2014, the IMF issued a statement recognizing the advances achieved to improve the quality of Argentina’s CPI and GDP data. In its statement, the IMF Executive Board stated that it would pursue additional discussions with Argentine authorities, seeking to continue the dialogue regarding CPI and GDP data and to improve its relations with the country.

During 2014, the Government has launched a fair price program in order to control inflation. This fair price program determines prices for certain products provides for sectorial agreements. In addition, in September 2014, the Government introduced an amendment to Law No. 20,680 (the “Supply Law”). The Supply Law now allows the Government to intervene in the pricing and output levels of large companies, enabling the government to set profit margins, impose pecuniary sanctions and confiscate merchandise from private companies judged to have hiked prices without justification.

Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively affected our results of operations and financial condition. There can be no assurance that inflation rates will not escalate in the future, or of what effects the measures adopted or that may be adopted in the future by the Government to control inflation may have. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

We cannot provide any assurance that inflation will not adversely affect our financial condition or results of operations, including our ability to service our debts or pay dividends.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences of our business. A substantial increase in the value of the peso against the U.S. dollar could also present risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. In 2014, the Argentine Government increased the official peso/dollar exchange rate by 31.1%. We are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the costs that we incur in conducting our operations. See “Item 10. Additional Information – D. Exchange Controls.” Further, depreciation of the peso against the U.S. dollar would likely result in a material adverse effect on our business as a result of our exposure to financial debt in U.S. dollars. As of March 31, 2015, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$296.9 million.

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

In addition to the political and economic factors described above, our business and operations have been, and could in the future be affected by actions taken by the Government through the implementation of new or amended laws and regulations, such as: nationalizations, expropriations or forced divestiture of assets; restrictions on production, imports and exports; exchange and/or transfer restrictions, including those relating to dividend payments; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contractual rights; and delays or denials of governmental approvals.

During recent years, the Government has increased its direct intervention in the Argentine economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (“Fondo de Garantía de Sustentabilidad” or the “FGS”) to be administered by the Administración Nacional de la Seguridad Social (the “ANSES”). The dissolution of the private pension funds and the transfer of their financial assets to the FGS have had important repercussions on the financing of private sector companies. Purchases of debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of the ANSES. In addition, since acquiring equity interests in privately owned companies through the process of replacing the pension system, the ANSES has been entitled to designate government representatives to the boards of directors of those entities. Pursuant to Decree No. 1,278/12, on July 25, 2012, these representatives are to report directly to the Ministerio de Economía y Finanzas (“MEF”) and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the MEF of the agenda for each board of directors meeting and provide related documentation.

In May 2012, the Argentine Congress passed Law No. 26,741, which declared hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the necessary measures to achieve such goals and expropriated 51% of the shares of YPF S.A. (“YPF”), formerly Repsol YPF S.A. (“Repsol YPF”). On February 25, 2014, the Repsol YPF board approved a compensation package offered by the Government of the equivalent of US$ 5 billion in Argentine bonds for the expropriation.

Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation. For example, increases in the costs of services and labor could negatively affect our results of operations if we are not permitted to pass those costs along to customers in the tariffs which we charge due to the imposition of price controls. See “—Risks Relating to Our Business—Since the implementation of the Public Emergency Law in 2002 and until March 31, 2014, we had received only one increase in our regulated gas tariffs, which was granted on April 1, 2014, which has adversely affected our gas transportation segment and net revenues thereof.”

In addition, on October 26, 2011 the Argentine Executive Branch issued Decree No. 1,722/11, providing that all foreign currency revenues obtained from exports made by mining and oil and natural gas companies must be repatriated and sold within the local foreign exchange market, which is the general regime applicable to revenues generated by Argentine exports. Prior to the issuance of this decree, we were allowed to retain overseas up to 70% of the proceeds of most of our exports of Liquids. See “Item 10. Additional Information— D. Exchange Controls.”

Argentina is an emerging market economy, which economy is highly sensitive to local political developments which have had an adverse impact on the level of investment in Argentina and the access of Argentine companies to the international capital markets. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, recent economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last two years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

In addition, financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide.

As a consequence of China’s economic slowdown, the appreciation of the U.S. dollar and the oversupply of commodities, such as oil and gas, beginning in the last quarter of 2014, global commodity prices have declined sharply. Decreases in exports have a material adverse effect on Argentina’s public finances due to a loss of tax on exports, causing an imbalance in the country’s exchange market.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

The impact of global economies on Argentina has led to a reduction in exports and foreign direct investments, to a decline in national tax revenues and to the inability to access  international capital markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by events in developed countries’ economies or events in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, financial condition and results of operations.

Argentina’s past default and ongoing litigation with holdout bondholders may limit our ability to access international markets.

The ability of Argentine companies to access international financial markets is currently very limited and the conditions and cost of such financing are onerous if any such financing is available.

Argentina’s past default and ongoing litigation with bondholders who held out from past exchange offers may limit our ability to access international markets. Following the default on its external debt in 2001, the government of Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges.

Nonetheless, a number of bondholders who held out from the exchange offers have initiated legal actions against the Government.

Since late 2012, rulings favorable to bondholders who held out from exchange offers have deepened doubts about Argentina’s ability to service its debt under the terms of foreign judgments, and have exacerbated investors’ uncertainties as well as increased sovereign risk. On August 23, 2013, the United States Second Circuit Court of Appeals upheld a trial court ruling in favor of the bondholders, and on June 16, 2014 the Supreme Court refused to address the Argentine case.

The decision of the United States Supreme Court to dismiss the appeals filed by the Argentine government confirmed the decisions of the Court of Appeals for the Second Circuit prohibits the Argentine government from making payment on its restructured debt unless it also pays all amounts owing to holdout bondholders (estimated at a total of approximately US$ 15 billion). While the Government has indicated on several occasions its intention to pay the full amount to the creditors who accepted the terms of 2003-2010 restructuring, and has made attempts to do so, the injunctions issued by the U.S. court has thus far prevented holders of most of the restructured debt from receiving payments that have become due since June 20, 2014.

On September 11, 2014, the Argentina Congress passed Law No. 26,984 which exchanged the paying agent for the debt securities issued in the 2003-2010 restructurings and established Buenos Aires as the domicile of payment for the bonds issued under each restructuring attempting to create a new voluntary exchange of restructured debt. Because of these actions, on September 29, 2014, Argentina was found to be in contempt of court by the U.S. district court. On April 2015, Argentina appealed to the Court of Appeals for the Second Circuit, but that appeal was dismissed for lack of appellate jurisdiction on April 7, 2015.

In December 2014 the Government offered to buy back dollar-denominated securities issued in 2005 which expire in 2015 (Boden 2015) at a discount to par and to sell dollar-denominated securities to be issued with an expiration date in May 2024 (Bonar 2024s). This offering resulted in a transaction, which yielded approximately U.S 200 million in Boden 2015, bought and approximately U.S. 300 million in Bonar sold. As of the date of this Annual Report, negotiations between the holdouts and the Government have not shown significant progress.

These lawsuits could result in the freezing of assets or other precautionary measures on assets of Argentina. Furthermore, Argentina’s inability to restructure its sovereign debt could reduce its access to international financial markets. These circumstances may have a materially adverse effect on the economy of Argentina and affect our ability to access international financing or repay our debts.

Argentina’s past default in 2002 and its ongoing litigation with holdout creditors may continue to prevent Argentine companies such as us from accessing the international capital markets readily or render the financial conditions of such access significantly more onerous than for companies in other countries in the region, and may therefore negatively affect our financial condition or cash flows.

The ability of most Argentine companies to access international financial markets is currently limited and the conditions and cost of such financing are onerous if any such financing is available.

In addition, the foreign shareholders of several Argentine companies (including ours), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims in excess of US$15 billion with the International Centre for Settlement of Investment Disputes (the “ICSID”), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. While certain plaintiffs have prevailed against Argentina in their ICSID proceedings, including British Gas, whose US$ 185 million award was upheld by the United States Supreme Court, Argentina has not yet honored such awards. Recently in April 2015, the ICSID issued an award in favor of GDF Suez for a total amount of US$ 405 million. However, in October 2013, Argentina agreed to compensate five claimants that had obtained favorable decisions from the ICSID. These agreements were performed after the delivery of sovereign bonds.

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

The perception of risk in Argentina may continue to prevent Argentine companies such as us from accessing the international capital markets readily or render the financial conditions of such access significantly more onerous than for companies in other countries in the region, and may therefore negatively impact our financial condition or cash flows.

Recently approved Argentine judicial, commercial, and civil reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings, including those involving the Government.

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

On October 1, 2014, the Argentine Congress passed Law No. 26,994, which approved the new Argentine Civil and Commercial Code, abrogated several laws and modified others, including the Companies Law and the Consumer Protection Law. The new Civil and Commercial Code, which will come into effect in August 1, 2015, introduces significant changes to the Argentine private law system.

Although this reform substantially reflects numerous judicial precedents and introduces certain changes it is not possible to predict the degree to which it might affect current or future contracts and/or administrative and/or judicial proceedings to which TGS is or will be a party.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented 17.3% and 23.1% of total net revenues during 2014 and 2013, respectively) are attributable to public service contracts, which are subject to Government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”) in 1992 pursuant Law 24,076 and Executive Branch Decrees No. 1,189/92 and 1,738/92. Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

Since 2002, Argentina has experienced significant inflation, which has adversely affected our business and results of operations. Continued inflation, without any corresponding increase in our tariffs, has adversely affected and would continue to adversely affect our natural gas transportation revenues, net revenues and financial condition.

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

The Public Emergency Law also granted the Executive Branch the power to renegotiate contracts entered into with private utility companies. In July 2003, UNIREN was created under the joint jurisdiction of the MEF and the Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts. Little progress has been made to date in our renegotiation process with UNIREN for remuneration under the License (the “Renegotiation Process”). Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed with our management. On October 9, 2008, we signed an agreement with UNIREN regarding the renegotiation of our License that contemplated a transitional tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). According to the 2008 Transitional Agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until we needed them to carry out an investment plan for improvements in our pipeline system. Although the tariff increase has not been granted until April 2014, we timely executed the investment plan called for under the 2008 Transitional Agreement using our own funds.

On December 3, 2009, the Executive Branch ratified the 2008 Transitional Agreement through the Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariff schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date.

Because of this delay, in August 2010, we requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

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

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the City of Buenos Aires set a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed a complaint appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal by the Court of Appeals be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. On November 28, 2013, the Supreme Court of Justice of the Argentine Republic dismissed the appeal filed by the ENARGAS requesting that the dismissal of the extraordinary appeal be vacated. This decision made by the Supreme Court of Justice is a final ruling on the subject.

On September 19, 2014, the judge of the First Instance rejected our request that ENARGAS publish the tariff schedule, alleging that after the issuance of resolution I-2852, ENARGAS has complied with the publication of the tariff schedule authorized in Decree No. 1,918/09. Therefore, on September 25, 2014 we filed an appeal before the national Chamber for Federal Administrative Law Disputes of the City of Buenos Aires. This appeal was dismissed on December 18, 2014, confirming the decision of the judge of the First Instance. In April 2015, we filed a direct appeal to the Supreme Court of Justice as the Chamber for Federal Administrative Law Disputes of the City of Buenos Aires rejected the extraordinary appeal filed by us against its decision.

Under the framework of the 2008 Transitional Agreement between the UNIREN and us, which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, (the “Resolution No. I-2852”) containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. Although the 2008 Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1,2008, the new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. This transitional tariff increase represents the first increase received since 1999.

On June 3, 2014, we filed a motion for reconsideration before ENARGAS, asking it to provide a methodology for recovery of the tariff increase that should have been effective as from September 1, 2008 to March 31, 2014, as required by the 2008 Transitional Agreement. Because the deadline for determination of the motion by ENARGAS has passed, we considered our request to have been denied by ENARGAS, and asked that the regulatory agency transfer the proceedings to the Federal Energy Bureau of Argentina (the “Federal Energy Bureau”) to focus on the analysis of the motion for appeal lodged jointly with the motion for reconsideration mentioned above. In addition, in order to address the potential refusal by ENARGAS of our request, we filed a preliminary administrative appeal to the Government under the terms of section 30 of the National Administrative Procedures Act claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement.

We cannot offer any assurance as to when ENARGAS or the Federal Energy Bureau will set the methodology to bill the tariff increases retroactively from September 1, 2008, or whether retroactive tariff increases will be granted under the terms of any final or addition proposals with ENARGAS or UNIREN.

Although there was also a limited tariff increase for natural gas distribution companies beginning April 1, 2014, the lack of greater tariff adjustments has also adversely affected some natural gas distribution companies, which are our main clients in the gas transportation business segment. Failure of the distribution companies to reach an agreement with the Government on their own tariff adjustment could have a materially adverse effect on our ability to collect natural gas transportation revenues. See “Certain clients of our natural gas transportation segment have cancelled their obligations to us and could extend the terms of cancellation of their obligations in the future. Cancellations or deferrals of payments by our customers, or our inability to renew natural gas firm transportation contracts maturing in the short-term, may adversely affect our natural gas transportation segment revenues”. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, the process for future tariff increases for these companies has been significantly delayed.

Our results of operations may be adversely affected because our License is subject to renegotiation pursuant to the Public Emergency Law.

The Public Emergency Law authorized the Government to renegotiate public service contracts, tariffs and licenses with public utility companies using the following criteria:

•

the impact of the rates on the competitiveness of the economy and on national income distribution;

•

the quality of the services and the investment programs contractually provided for in the public service contract;

•

the interests of users, as well as service access conditions;

•

the operational safety of the systems concerned; and

•

the profitability of the respective company.

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

In this regard, in October 2008, we also received an integral license renegotiation agreement proposal from UNIREN (which includes the initial 20% tariff increase). In October 2011, we received a new proposal from UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions to the ones included in the last proposal, the 2008 Transitional Agreement. Our Board of Directors approved the Renegotiation Agreement, which was initiated by us, allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement; however, as of the date of this Annual Report, the Renegotiation Agreement, other than the initial 20% tariff increase, is still not effective. The Renegotiation Agreement is expected to be finalized and signed by UNIREN after the approval of the relevant regulatory agencies, including, among others: the Federal Energy Bureau, MPFIPyS, MEF, the Federal Congress, and the Executive Branch.

In spite of the above-mentioned 2008 Transitional Agreement, partially implemented on April 7, 2014, and the Renegotiation Agreement that have been proposed and agreed to by us, we cannot at this time provide any assurances with regard to the terms or the timing of any renegotiation of our License, including any resulting increase in tariffs. Even if our License is renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates” below for more information.

An inability to reach an agreement on the renegotiation of our License or any failure of the Government to comply with the terms of the renegotiated License, when agreed, could materially adversely affect the profitability of our gas transportation business segment.

Our present and former shareholders are party to ongoing legal proceedings against the Government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, our present and former shareholders may elect to suspend such claims, but we cannot assure you that the withdraw will occur.

The Renegotiation Agreement proposal of UNIREN for the renegotiation of our License requires us, and our present and former shareholders, to suspend and, after the fulfillment of certain conditions, abandon any claim or lawsuit they or we may have against the Government resulting from the effects of the Public Emergency Law.

In 2003, Enron Corp. (“Enron”), a former indirect shareholder of Compañía de Inversiones de Energía S.A. (“CIESA”), which is our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and together with Enron, the “Claimants”) filed a claim with the ICSID against the Government under the Bilateral Investment Treaty between the United States and Argentina (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted. The continued pursuit of the ICSID Claim, among other things, can adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our natural gas transportation activities. By agreement of the disputing parties, the ICSID Claim has been suspended until July 12, 2015.

In January 2011, Pampa Energía S.A. (“Pampa”) acquired, among other assets: (i) PEPCA S.A., (formerly EPCA S.A.) (“PEPCA”) along with Enron’s and Ponderosa’s economic rights to monitor, suspend and withdraw the ICSID Claim and (ii) from Ashmore Energy International Limited (“AEI”), the CIESA Notes and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000.

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. On October 6, 2011, we issued a loan for US$26 million (Ps.268.1 million, including accrued interest, at the exchange rate as of December 31, 2014) to Pampa, to purchase the rights to monitor, suspend and withdraw the ICSID Claim. According to its terms, after successive extensions, the loan agreement (the “Loan Agreement”) was extended to October 6, 2015. For more information regarding this Loan Agreement, see “Item 10. Additional Information—C. Material Contracts—Loan Agreement with Pampa.” By agreement of the disputing parties, the ICSID Claim has been suspended until July 12, 2015.

The Renegotiation Agreement would require us, and our present and former shareholders, including Enron and its affiliates, as well as Ponderosa, to abandon all claims or lawsuits they or we may have against the Government resulting from the effects of the Public Emergency Law prior to compliance by the Executive Branch of the Renegotiation Agreement. Additionally, the Renegotiation Agreement would require us to hold the Government harmless from any claim or lawsuit filed by any of our present or former shareholders or any compensation in favor of such shareholders and to reimburse the Government for any amount paid by it to our shareholders in connection with any such claim or lawsuit. If our current and former shareholders or shareholders of CIESA do not consider it convenient to abandon such claims and lawsuits, our ability to conclude the renegotiation of our License and secure tariff increases, our revenues from gas transportation may be adversely affected.

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

The sectors in which we operate are largely unionized. Although we consider our current relations with our workforce to be acceptable, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future. Additionally, labor demands, regarding salary increases and labor conditions, are commonplace in Argentina’s energy sector and unionized workers have blocked access to plants and routes in the recent past. In addition, our collective bargaining agreements generally expire after a one-year term. At the end of 2014, we experienced conflicts with unionized employees in Bahía Blanca regarding salary increase demands. The negotiations were concluded successfully at the beginning of 2015.  We are currently negotiating the collective bargaining agreements for the current year.

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

We conduct our natural gas transportation business pursuant to the License, which authorizes us to provide gas transportation services through the exclusive use of the southern gas transportation system in Argentina. The Executive Branch may revoke our License in certain circumstances based on the recommendation of ENARGAS, the governmental body charged with the regulation of the transportation, distribution, marketing and storage of natural gas. Revocation of our license would require an administrative proceeding, which would be subject to judicial review. Reasons for which our License may be revoked include:

•

repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

•

total or partial interruption of service for reasons attributable to us that affects transportation capacity during the periods stipulated in our License;

•

sale, assignment or transfer of our essential assets or the placing of encumbrances thereon without ENARGAS’ prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

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

In order to mitigate the energy crisis, the Government continued adopting new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service (including the diversion of natural gas supply from the Cerri Complex), which could materially adversely affect our business, results of operations and financial condition.

Since 2002, the natural gas industry has experienced a sharp increase in natural gas demand as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation and (iii) the growth of GDP between 2003 and 2014. The supply of natural gas has not been sufficient to meet this increased demand, and the Government has adopted different strategies, measures and programs to mitigate the resulting energy crisis. These strategies, measures and programs have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, natural gas distribution companies have been prohibited from passing through price increases to consumers since 2002. Producers of natural gas, therefore, have had difficulty implementing wellhead gas price adjustments that would increase the costs of distribution companies, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been high enough to meet the increasing demand. Likewise, the elimination (until very recently) of tariff adjustments for natural gas transportation companies has caused transportation companies to suffer a decrease in their profitability.

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

In 2005, the first Gas Trust was constituted with the purpose of financing the expansion of the General San Martín pipeline transportation capacity by approximately 102MMcf/d, which was completed in August 2005. In addition, in April 2006, MPFIPyS, the Federal Energy Bureau and gas transporters, among others, signed a letter of intent to carry out a second, significantly larger expansion of the natural gas pipeline system (the “Second Expansion”). When complete, this Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (completed in March 2010), which permits the transportation of more natural gas from the Austral basin. As of December 31, 2014, 307 MMcf/d of the Second Expansion project has been completed and become operational. The remaining 71 MMcf/d is expected to be completed in different stages.

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

Government-mandated interruption of contracted firm transportation services

In 2004, the Executive Branch issued Presidential Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and natural gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm natural gas supply contracts. Pursuant to ENARGAS Resolution No. 1,451/2011, due to the lack of sufficient natural gas provision, natural gas transportation service (including those with firm transportation contracts) may be interrupted and / or relocated in order to service power stations and natural gas distribution companies and that ENARGAS will set the priority of transportation in such cases.

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

In 2008, 2009 and 2010, natural gas demand from the residential segment was lower than in 2007 as a direct consequence of warmer weather in these years. During these same periods, higher demand from the industrial and electric power plants sectors was observed and since 2011, natural gas demand has increased for all users (residential and industrial). This increased demand has resulted in a supply shortage. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system, the Government continued to impose restrictions between 2011 and 2014 on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas stations and industries connected to the distribution network.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions since 2007 as described above, we cannot assure you that similar interruptions will not in the future materially adversely affect our results of operations or financial condition. As of the date of this Annual Report, one of our clients (Profertil S.A.) brought a legal action against us, in respect of service interruptions in 2007. In that action, ENARGAS ruled in our favor alleging that there was a shortage of natural gas provision. However, we cannot assure you that future interruptions of supply to our firm natural gas transportation clients will not lead to further legal action, which could have a significant adverse economic and financial effect on us.

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

44.9% of the natural gas transported by our system in 2014 originated in the Neuquina basin with the remainder coming primarily from the Austral basin. Since 2009, the quality and the volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account that reduces our profit from these activities.

In 2009, non-conventional natural gas was discovered in the Neuquina basin by YPF, which at that time was a subsidiary of Repsol S.A. This natural gas reserve is at the beginning stages of its exploration and exploitation, which will require several years and involve high extraction costs. Since the expropriation of YPF in 2012, the Government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan, which allows for the increase of the reserves of this basin. As a consequence of the measures taken by the Government to ensure production levels, during 2014, natural gas production in 2014 has shown the lowest reduction of the past 10 years (approximately 0.5% compared with 2013 production).

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

Since 2002, our Liquids business has represented an increasingly substantial proportion of our business, measured in terms of revenues. In 2014, 75.4% of our net revenues were from our Liquids production and commercialization segment.

In 2000, a natural gas processing plant was built upstream of the Cerri Complex by Compañía MEGA S.A. (“MEGA”), a sociedad anónima owned by YPF, Petrobras International Braspetro B.V. and Dow Investment Argentina S.A. Any resulting lower volumes of natural gas arriving at the Cerri Complex for Liquids processing as a result of the activities of this natural gas processing plant, or any other project that eventually may be developed upstream of the Cerri Complex, could adversely affect our revenues from Liquids production and commercialization services and therefore, our net revenues.

Measures taken by the Government may have an adverse effect on the supply of natural gas to, and the costs to produce Liquids from, the Cerri Complex, which may adversely affect revenues or costs in our Liquids production and commercialization segment, our business, and results of operations.

As described above, actions taken by the Government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, towards priority users, including residential customers. See “—In order to mitigate the energy crisis, the Government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service, which could materially adversely affect our business, results of operations and financial condition” above. During the winter of 2007, processing at the Cerri Complex was interrupted for an equivalent of 27 days. As a result, Liquids production in 2007 was the lowest recorded since 2002. From 2008 to 2010, the Cerri Complex suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas regasification tanker. During the winter of 2014, processing at the Cerri Complex was interrupted as a result of continued governmental actions to ensure natural gas supply to the domestic market. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our Liquids business, which may result in increased costs. If we are unable to purchase natural gas from other sources, the volume of our Liquids productions may decrease.

Additionally, in 2013 the ENARGAS issued Note No. 04624/2013, which regulated peak natural gas prices for industrial users and increased the price at which we purchase natural gas to be processed in the Cerri Complex. For further information see, “Item 4 – Our information – Business overview – Liquids production and commercialization.” Any additional increase in the costs of our Liquids production and commercialization segment, or decrease in the volume of Liquids processed may adversely affect our revenues, business and results of operations.

Although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020 which set the framework by which the Federal Energy Bureau establishes regulations over LPG suppliers to guarantee supply and price stability of LPG products in the domestic market. Through Decree No. 2,067/08, the Executive Branch created a charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas (the “natural gas processing charge”). The payment of the natural gas processing charge was selectively subsidized from 2008 according to the destination of the natural gas benefiting low income residential users. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Charge Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (specifically for the consumption of natural gas for our own account). The natural gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In response, in order to avoid an adverse effect on our Liquids business as a result of the implementation of the Gas Charge Resolutions, we initiated legal proceedings against the Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, we obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, a preliminary injunction that provides that we are exempt from the billing and the payment of the natural gas processing charge increase under the Gas Charge Resolutions, pending the final resolution of the proceedings. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. We appealed this decision before the Supreme Court of Justice to challenge the limited duration of the Court of Appeals order. Most recently, we requested and obtained a new preliminary injunction, which will expire on September 2015. However, we cannot assure you that this dispute will be resolved in our favor, or that amounts payable under the natural gas processing charge will not be required to be paid in the future, or on a retroactive basis, if we are unsuccessful in our claim.

Our management believes that this dispute will be successful, despite the fact that the Supreme Court of Justice recently ruled in favor of the legality of the charge applicable to residential consumers. Our management takes this position because of the Supreme Court has not issued a final decision on the legality of the charge for liquids hydrocarbon producers such as us. Therefore, we have not recorded the increased charge for natural gas consumption from July 10, 2012 (the date of obtaining the injunction) to the date of this Annual Report. The increased natural gas processing charge that was recorded in our financial results for the year ended December 31, 2012, resulted in an increase of Ps. 135.1 million in our cost of sales for 2012. If the injunction had not been obtained, the impact of the Gas Charge Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Charge Resolutions for the year ended December 31, 2014, assuming that we were able to recover the charge in the sale price of the product, would have resulted in an additional net expense of Ps. 182.8 million and a net loss for the year ended December 31, 2014. In addition, the cumulative impact on retained earnings since we obtained the injunction would have been a reduction of Ps. 372.3 million.

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

Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may affect our Liquids business.

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline on behalf of customers and for our own account. As a result of the deterioration of our natural gas transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total net revenues since 2003. Since 2009, the international market for Liquids has been favorable, driven by strong international prices for LPG and natural gasoline. However, as a consequence of the reduction in oil prices, which began in the second half of 2014, our average liquids sales prices were lower than the ones recorded in 2013. High volatility and a downward trend in oil and liquids prices continued during the first quarter 2015.

In recent years, the Government issued a series of measures, which significantly affected our Liquids production and commercialization segment. Since 2002, LPG and natural gasoline exports have been subject to a withholding tax on exports. After several modifications, in March 2008, the Government introduced a “sliding-scale” regime for LPG and natural gasoline, where the withholding rate (in percentage) would increase to the same extent as the international reference prices.

Furthermore, in the domestic market, since September 2008, the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the butane bottles whereby the industry players committed to a substantial reduction in the price of butane bottles (the “Stabilization Agreement”). Because the Stabilization Agreement requires us to produce and market LPG volumes required by the Federal Energy Bureau at prices significantly below the market, we are unable to cover LPG production costs, leading to a negative operating margin. On March 30, 2015, the Executive Branch enacted Decree No. 470/2015, which was regulated by Resolution No. 39/2015 issued by the Federal Energy Bureau. The decree and the resolution mentioned above modify the framework applied for the sale of LPG bottles.

In December 2014 and February 2015, the MEF modified the rates applicable for the export of natural gasoline and propane and butane. After the enactment of these modifications, the minimum tax rate is 1%. This is the rate in effect given the low price environment.

For further information see: “Item 4. Our information. B. Business Overview. Liquids Production and Commercialization.”

In addition, any increase in the price of natural gas in the domestic market relative to the reference international prices of LPG and natural gasoline, could cause natural gas producers to sell natural gas rather than process it at the Cerri Complex, resulting in a reduction in the volumes of Liquids processed for customers or for our own account and a corresponding reduction in our revenues from the Liquids production and commercialization segment.

The above-mentioned factors have contributed to decrease the operating margins which we achieve in this segment. Accordingly, any additional decline in international prices of LPG or natural gasoline, new regulations issued regarding the cost and availability of the natural gas used in the production of Liquids or the impossibility of reducing the impact of the current withholding export taxes scheme, may continue to materially adversely affect our results of operations and financial condition.

Our ethane sales depend on the capacity of PBB Polisur S.A. (“PBB”), as the sole purchaser of our ethane production.

We sell all our ethane to PBB under a 10-year agreement expiring on December 31, 2015. The price for ethane was fixed until December 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, and the quality of the ethane shipped by us and the transportation tariffs and charges. Prices under this contract have increased in U.S. dollars 22.4%, 9.0%, 5.0%,6.6%, 9.0%, 11.9% and 4.3% in 2008, 2009, 2010, 2011, 2012, 2013 and 2014, respectively, as compared to the prior year’s price. If we are not able to reach an agreement with PBB on the ethane price within a six-month period, as set forth in our agreement with PBB, such agreement may be terminated. Any ethane obtained at the Cerri Complex that cannot be sold to PBB is reinjected into the pipeline. Ethane sales represented 29.7% and 27.6% of our Liquids production and commercialization business segment revenues in 2014 and 2013, respectively.

During 2014, ethane sale volumes were lower in the summer because our only ethane client, PBB, gave priority to the product provided from another supplier, for commercial reasons. In addition, in recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production. However, the ethane agreement signed between PPB and us, includes, among other conditions take or pay (“TOP”) and delivery or pay (“DOP”) commitments for minimum annual quantities of 370,373 short tons per year. Under these conditions, if either of the parties does not comply with the TOP or DOP conditions, that party will be required to compensate the other party for breach of the minimum annual quantities commitment.

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

In October 2012, MetroGAS S.A. (“MetroGAS”), a major Argentine natural gas distribution company and one of our most significant customers, unilaterally modified the terms of its payment obligations with suppliers and transporters of natural gas, including us, due to its deteriorating financial condition, thus making partial payments and extending the terms of its payment obligations. Finally, on December 30, 2013, MetroGAS repaid in full the total amount of its outstanding debt. The lack of progress for natural gas distribution companies in renegotiating their licenses with the Government according to the terms of Public Emergency Law may cause other customers not to fulfill their payment obligations under the natural gas firm transportation contracts entered with us. Extensions in the collection term and payment obligations could be agreed in such contracts. However, we cannot assure you that our natural gas distribution company customers in Argentina, will not default in the future, and therefore negatively impact our financial position.

Considering the diminishing supply of natural gas from the Neuquina basin, we cannot assure you that the natural gas transportation contracts that expire in the short term will be renewed. In addition, after the issuance of Resolution No. 95/2013, which empowers the Federal Energy Bureau to set a defined price for the purchase of energy by the Federal Energy Bureau from power plants, and to manage the supply of natural gas to power plants, it is possible that our power plant customers will not renew their natural gas firm transportation contracts with us, because the power plant could be unable to recognize the cost of purchasing gas from us as a cost to providing energy under the new regulations. For these reasons, we cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in the existing routes or by the current customers. If we are unable to renew the majority of our natural gas firm transportation contracts as they mature, our revenues, business and results of operation could be adversely affected.

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

As of December 31, 2014, our physical assets are insured for up to US$ 2,215 million subject to certain deductibles. We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. We maintain all-risk physical damage coverage for losses resulting from, but not limited to, earthquakes, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. Our level of insurance may not be sufficient to fully cover all losses that may arise in the course of our business or insurance covering our various risks may not continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. We may be materially and adversely affected if we incur losses that are not fully covered by our insurance policies or if we are required to disburse significant amounts from our own funds to cover such losses.

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

Our business may expose us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes, criminal prosecution, among other matters. In the context of these proceedings we may not only be required to pay fines or money damages but also be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation or proceedings. Although we may establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process.

Risks Relating to Our Shares and ADRs

Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or American Depositary Receipts (“ADRs”). Exchange controls imposed by the Argentine Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders’ ability to receive cash dividends in U.S. dollars.

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

Since 2011, Argentine companies are required to obtain prior approval from BCRA and Argentine tax authorities in order to engage in certain foreign exchange transactions. Thus, our shareholders’ ability to receive cash dividends in U.S. dollars may be limited by the ability of the Depositary for our ADR program to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement for the ADRs, to the extent that the Depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars abroad, the Depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities into U.S. dollars. If in the judgment of the Depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the Depositary may distribute the pesos received or in its discretion hold such currency uninvested without liability for interest thereon for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the dividend distribution.

Principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders.

As of the date of issuance of this Annual Report, our controlling shareholder, CIESA owns 51% of our total common shares, represented by Class A common shares. CIESA is a party to a Shareholders’ Agreement, together with Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Hispano Argentina S.A. (together, the “Petrobras Argentina Group”), the CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (the “Trust”), and Pampa. This Shareholders’ Agreement, governs certain matters relating to shareholder participation in CIESA and in us. As a result of its significant shareholding and contractual obligations, CIESA is in a position to direct our management, to control the election of a majority of the Board of Directors, to determine our dividend and other policies and to generally determine the outcome of any matter put to a vote of our shareholders.

We cannot assure you that the interests of our principal shareholders will not diverge from interests of our other investors. See “Item 7. Major Shareholders and related party transactions.”

Sales of a substantial number of shares could decrease the market prices of our shares and the ADSs

CIESA holds the 51% of our Class A shares. Pursuant to the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”) and the terms of the 2007 and 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital without the competent authorities’ approval. The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders, such as the ANSES, or of any other significant shareholder of common shares or ADSs in the market, or the perception that these sales could occur.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our By-laws, the Commercial Companies Law and Law No. 26,831 (the “Capital Market Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

Holders of ADSs may be unable to exercise voting rights with respect to the Class B shares underlying the ADSs at our shareholders’ meetings

The Depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of ADRs representing the ADSs being held by the depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to the Class B Shares represented by the ADRs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our By-laws that limit the exercise by ADS holders of their voting rights through the Depositary with respect to the underlying Class B Shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADS holders may be unable to exercise voting rights with respect to the Class B Shares underlying the ADSs as a result of these practical limitations.

Item 4. Our Information

A.

Our History and Development

General

Operations

We commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of GdE, the Argentine state-owned natural gas company, whose integrated operations included natural gas transportation and distribution. GdE was divided into ten companies; two transportation companies and eight distribution companies.

Our legal name is Transportadora de Gas del Sur S.A., but we also conduct business under the name TGS. We are a sociedad anónima, incorporated with limited liability under Argentine law on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar. Our contact agent in New York is Grayling, its telephone number is (646) 284-9416.

We are currently the largest transporter of natural gas in Argentina, delivering, as of December 31, 2014, 60.4% of the total gas transported in Argentina, through 5,675 miles of pipeline, of which we own 4,745 miles. We operate the remaining 930 miles, which are owned by the Gas Trusts, for a fee. Substantially all of our transportation capacity, approximately 2.3 Bcf/d as of December 31, 2014, is subscribed for under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented 17.3% and 23.1% of our total net revenues for the years ended December 31, 2014 and 2013, respectively.

Pursuant to the License, we conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027, extendable for an additional ten-year period at our option if certain technical conditions described in the license are met. The License gives us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our natural gas transportation system connects major natural gas fields in southern and western Argentina with both distributors and large consumers of natural gas in those regions as well as in the greater Buenos Aires area, the principal population center of Argentina.

The map below illustrates our natural gas pipeline system and the location of our compressor plants as of December 31, 2014:

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

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the General Cerri natural gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province where Liquids are separated from natural gas transported through our pipeline system and stored for delivery. Revenues from our Liquids production and commercialization business represented 75.0% and 72.0% of our total net revenues during the years ended December 31, 2014 and 2013, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51.0% of our common stock. ANSES owns 23.1% of our common stock. Other local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) the Petrobras Argentina Group, which holds 50% of CIESA’s common stock and (ii) the Trust, whose trustee is the Royal Bank of Scotland N.V. Sucursal Argentina, which has a trust shareholding of 40.0%. The remaining 10.0% is held by PEPCA (a subsidiary of Pampa).

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, either the principal or the last interest installment of their notes issued in 1997 for a nominal value of US$ 200 million, or amounts due under the cap and collar interest rate agreements.

In April 2004, Petrobras Argentina Group and Enron, at that time CIESA’s only shareholders, entered into a master settlement agreement (the “Master Settlement Agreement”) to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. Thus, on September 1, 2005, CIESA, Petrobras Argentina Group, PEPCA, the Trust and its creditors executed a restructuring agreement of CIESA’s financial debt (the “Restructuring Agreement”), which was subject to approval by the ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”). The Restructuring Agreement was the subject of a number of legal claims before the Courts of New York starting in January 2009.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Petrobras Argentina Group, Pampa, Pampa Inversiones S.A. (“PISA”) and Inversiones Argentina I Ltd. (“IAI” and together with Pampa and PISA, the “Pampa Group”), which also became the holder of the notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement by which Pampa Group entered the agreement.

On October 5, 2011, by note No. 11,362, ENARGAS stated that it had no objections to the Restructuring Agreement and that such agreement may be enforced once CNDC approval is obtained. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by the CNDC.

On July 13, 2012, CIESA, Pampa Group and Petrobras Argentina Group entered into a settlement agreement (the “2012 Settlement Agreement”) whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the existing lawsuits before such courts. As a result of the 2012 Settlement Agreement, CIESA paid off all of its financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’ shares; (ii) the payment of US$129.9 million; (iii) the release of the remaining financial debt, and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Pampa Group would receive, as beneficiary of the Trust, shares representing 40% of CIESA’s capital stock which are held in the Trust.

Capital expenditures

From January 1, 2012 through December 31, 2014, our aggregate capital expenditures amounted to approximately Ps. 840.1 million. Such capital expenditures include Ps. 60.3 million related to our natural gas transportation system expansions, which were carried out under prepayment schemes, Ps. 470.7 million related to improvements to our gas transportation system, Ps.157.5 million related to liquids production and commercialization activities and Ps. 151.6 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

During 2012, YPF subscribed to 4.2 MMcf/d additional transportation capacity. The pipeline expansion works related to this incremental service involve an investment of approximately US$3.0 million (Ps. 14.7 million using the exchange rate as of December 31, 2012). The works are financed through the advance payment for service from YPF.

In addition, in 2013 we reached an agreement with PBB to build a new storage tank in our loading and storage facility located in Puerto Galván, Province of Buenos Aires. The new tank will have a net total capacity of approximately 5,500 short tons. The related works will require an investment of approximately

US$ 11.0 million (Ps. 71.7 million using the exchange rate as of December 31, 2013). The works were financed through the advance payment for service from PBB.

B.

Business Overview

NATURAL GAS TRANSPORTATION

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

Natural gas transportation services accounted for 17.3% and 23.1% of our total net revenues in the years ended December 31, 2014 and 2013, respectively. In 2014, 81.7% of our average daily natural gas deliveries were made under long-term firm transportation contracts. (See “—Customers and Marketing” below.) Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2014, the amount of net revenues derived from natural gas firm transportation contracts was approximately Ps. 581.6 million, representing 78.2% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Argentine government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts (see “Regulatory Framework—Industry Structure” below for more information).

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2014, our service area contains 5.8 million end-users, including 3.9 million customers in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGAS, Gas Natural Ban, S.A.(“BAN”), Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”). These natural gas distribution companies serve in the aggregate 65.0% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2014, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGAS (1)	228.5	21.0%	2.3	88%
Camuzzi Pampeana (1)	172.9	15.9%	1.3	98%
Camuzzi Sur	165.6	15.2%	0.6	100%
BAN (1)	139.1	12.8%	1.6	66%
		65.0%	5.8

(1)Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Petrobras Argentina Group and for all other customers, as a group, as at December 31, 2014 and 2013, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	As of December 31,
	2014		2013		2012
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
MetroGAS	766	194.9	780	183.7	780	184.3
Camuzzi Pampeana	470	108.7	470	99.6	470	98.1
BAN	346	78.9	346	70.6	346	70.5
Camuzzi Sur	381	26.3	381	23.9	381	24.4
Petrobras Argentina Group	127	30.2	131	31.7	106	32.4
Others	752	156.1	780	118.9	833	91.8
Total firm	2,842	595.1	2,888	528.4	2,916	501.5

Interruptible and others:		149.0		132.6		101.9
Total	2,842	744.1	2,888	661	2,916	603.4

During 2014, we renewed our long-term firm transportation contracts having a total capacity of 1,176.0 MMcf/d for an average term of 6.5 years for the route from Neuquina basin.

Notwithstanding the successful results of the bidding process during 2014, the principal risk with respect to our long-term firm transportation contracts will be the renewal of the contracts for the route from Neuquén, considering the diminishing supply of natural gas from this basin. In addition, after the issuance of resolution No. 95/2013, our power plant customers may decide not to renew their firm transportation contract with us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.” In 2015, we will start negotiations with clients for the renewal of the agreements that expire in the first half of the year for an 88.3 MMcf/d firm transportation capacity.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2014, 2013 and 2012:

	For the year ended December 31,
	2014	2013	2012
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGAS	590	611	629
Camuzzi Pampeana	374	371	346
Camuzzi Sur	254	254	254
BAN	237	254	247
Others	431	470	590
Subtotal firm	1,886	1,960	2,066
Subtotal interruptible	424	367	247
Total	2,310	2,327	2,313
Average annual load factor (1)	81%	80%	79%
Average winter heating season load factor (1)	75%	73%	77%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

In 2014 and 2013, we committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Our pipeline system adequately met natural gas transportation demand in 2014, presenting zero service interruptions and complying with the high required operational standards.

We were able to achieve this level of service due in part to several maintenance, prevention and inspection measures. These measures include an in-line inspection program during 2014 and 2015 that will cover 1,887 miles of pipeline using several technologies to identify, assess and control threats to the integrity of pipelines such as external corrosion and material and geometrical defects.

We also programmed recoating works in 14 km of pipeline, to be completed during 2014 and 2015, as well. The program started in December 2014, in the vicinities of San Antonio, Río Negro.

In 2013, we actively cooperated with Energía Argentina S.A. (“ENARSA”) for the connection of one of its natural gas re-gasifying tankers (further discussed below) to our pipeline system, which allowed an increase in the volume of the natural gas supply during winter demand peaks.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License was still pending) and a growing natural gas demand in all segments of the Argentine economy, the Argentine government established in April 2004, through Decree No. 180/04 and Resolution No. 185/04 issued by MPFIPyS, the framework for the creation of various Gas Trusts aimed at financing the expansion of the natural gas transportation system in a different manner from that established in the License.

In 2005, the first Gas Trust was constituted to carry out the First Expansion. The First Expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which was repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and compressed natural gas (“CNG”) suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the First Expansion (including Value Added Tax (“VAT”) in the amount of US$7 million), which we will recover through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of certain increased rate that may apply in the future). These amounts represent annual revenues of approximately Ps. 25 million.

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion (the “Second Expansion”) which is significantly larger than the First Expansion. The Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the “New Magellan Strait Pipeline”), which permits the transportation of additional natural gas from the Austral basin. As of December 31, 2014, 307 MMcf/d of the Second Expansion project has been completed and is operational.  The remaining 71 MMcf/d is expected to be completed in different stages.

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

Ownership of the works of the Second Expansion is vested in a second Gas Trust and the investment is financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have or will subscribe to the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion are operational, we are in charge of their operation, maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement (“O&M Agreement”) and the rendering of natural gas firm transportation services. In order to compensate us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006, we are paid a monthly Access and Use Charge (“CAU”), which currently is lower than the transportation tariff. The CAU has resulted in increased fees and revenues in our natural gas transportation segment as the expansion works have become operational.

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

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we will manage the operation of the assets associated with the Second Expansion. As compensation for these additional services we will receive a total of Ps. 37 million for the 131 MMcf/d expansion works to complete the Second Expansion, in addition to the debt securities received in May 2011. The amendment agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. The principal of said debt securities amounted to Ps. 31.8 million (including accrued interest) as of December 31, 2014, which are amortized in 96 monthly, consecutive and equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

In March 2015, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we will render the management of the works for the assets associated with the construction of two new pipelines. As of the date of issuance of this Annual Report, the final schedule for the construction of these two pipelines has not yet been set.

Natural Gas Transportation System Improvements. In 2014, 2013 and 2012, we made capital expenditures for natural gas transportation system improvements in the aggregate amount of approximately Ps. 118.4 million to continue the enhancement of the natural gas transportation system’s safety and reliability. We operate our pipelines and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our system pipeline has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities would imply that we may need to increase safety measures in certain sections of the system.

The “greater” Buenos Aires is the surrounding area of the City of Buenos Aires, including the City of Buenos Aires. The last part of or natural gas transportation system (the “Buenos Aires ring”) is located in the greater Buenos Aires, where we transfer natural gas to deliver natural gas to major natural gas distribution companies. At the Buenos Aires ring, on the section ranging from General Rodríguez to General Pacheco, we are conducting a thorough quantitative risk assessments and implementing measures designed to minimize the risk in this segment, which runs through the most densely populated part of Argentina.

Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center; and in the previous five years we have not had significant ruptures in our natural gas transportation system’s pipeline.

Within the Stress Corrosion Cracking (“SCC”) assessment and mitigation plan, we applied the susceptibility model to the discharge of the compressor plants of the Southern General San Martín Pipeline, conducting 15 verification wells, in which no evidence of cracking was detected. We also completed fluency tests along 35 kilometers of the Olavarría – Barker pipeline and we started the re-testing of 38 km in the pipeline section Gaviotas – General Cerri.

Additionally, based on the analysis and planning carried out by the pipeline integrity team, we conducted a campaign for the survey and repair of 50 external corrosion failures.

In the field of cathodic protection, we continue strengthening the system with the installation of 10 new units and 13-grounded reinforcements. In addition, 37 units have been updated and linked to the Supervisory Control and Data Acquisition system as a part of the remotely operated measurement of cathodic protection units. We also outlined a 110 kilometers direct integrity inspection plan, the advance status of which is of 50% as of December 31, 2014.

Finally, we are conducting a survey known as “Free-Span” in the underwater sections located in the Strait of Magellan and on the northern borders, to detect on the pipeline where the seabed sediments have been eroded by sea currents along the pipeline.

Technical Assistance Service Agreement. As part of its bid to purchase a 70% interest in us from the Argentine government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with PEPCA (the “Technical Assistance Agreement”), an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year term and was assigned to Petrobras Argentina Group as part of the Master Settlement Agreement. Since July 2004, Petrobras Argentina Group has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards. With the prior approval of ENARGAS and our Board of Directors, in October 2014,  we and Petrobras Argentina Group agreed to a technical assistance service agreement (the “Technical Assistance Service Agreement”) for a three-year term, expiring on December 28, 2017, which substantially contains the same terms as the Technical Assistance Agreement, as amended. Any amendment, renewal or even termination of the Technical Assistance Service Agreement has to be authorized by the ENARGAS. The currency for the technical assistance fee paid to Petrobras Argentina Group was changed from U.S. dollars to Argentina pesos. Our Audit Committee has analyzed the Technical Assistance Service Agreement and concluded that it is on market terms.

The Technical Assistance Service Agreement sets out the services to be provided by Petrobras Argentina Group to us, at the request of our Chief Executive Officer, in return for payment of a technical assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year. For the year ended December 31, 2014, we paid Petrobras Argentina Group Ps. 70 million for services rendered pursuant to the Technical Assistance Service Agreement. The services to be provided by Petrobras Argentina Group to us under the Technical Assistance Service Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Government. In addition, prior to its privatization, YPF (at that time a wholly-owned Government company) held exclusive rights over the development and production of all new hydrocarbon reserves in Argentina.

In 1992, Natural Gas Law (the “Natural Gas Law”) was passed providing for the privatization of GdE. The Natural Gas Law and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two natural gas transportation companies and eight distribution companies. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to natural gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our natural gas transportation system is connected to the two natural gas distribution systems serving the greater

Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area and the northeast of this province) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the natural gas distribution systems serving the greater Buenos Aires area and, to a limited extent, the natural gas distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a natural gas distribution system with TGN, we are the principal supplier of natural gas transportation services.

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

In spite of the devaluation of the peso in 2002, increases in wellhead natural gas prices were limited until 2004. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, industries and large businesses. These adjustments were complemented by lower increases in the price of natural gas for CNG vehicles. In October 2008, wellhead natural gas prices paid mostly by high consuming residential users were increased in order to subsidize the reduction in LPG bottle price, as agreed between the Federal Energy Bureau and LPG producers. Currently, the natural gas wellhead prices remain regulated in most cases.

The Argentine natural gas industry in recent years has experienced rising demand, decreased supply, and lower investment in exploration, production, transportation and distribution of natural gas as a result of economic factors, including the economic recovery of many industries and GDP growth since 2003, resulting in increased demand, and government restrictions on increases in the wellhead price of natural gas and increases in the transportation and distribution tariffs, which has constrained supply.

In order to address these factors, the Government played a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas, including:

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

•

through the enactment of Decree No. 929/2013 creating a regimen to promote investment in the exploitation of hydrocarbons;

•

the expropriation of YPF, and the entry into agreements with important natural gas producers in order to increase the investment in exploration of shale and tight natural gas in Neuquén Province, as described under “—Gas Supply” below;

•

importation of natural gas from Bolivia, which has increased significantly over the past two years;

•

completion of the expansion work at the Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant, the construction of two thermal power plants financed by the Argentine government and the construction of power plants, which provide alternate energy sources to natural gas; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas.

In January 2013, in order to encourage the production of natural gas, the Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”) created by Decree No. 1277/12, issued Resolution No. 1/2013, which makes available preferential payment terms to all natural gas producers that submit new projects to increase existing natural gas availability, allowing a price on additional injection of US$7.5 MMBtu. This new price implies an increase of over 40% compared to the price permitted to be charged by natural gas producers under the Gas Plus Program. The new price for the additional natural gas injected into the pipelines will be funded with funds from the Argentine National Treasury on a monthly basis. The proposed production increase must be approved by the Commission for Planning and Strategic Coordination of the National Hydrocarbon Investment Plan created by Executive Branch Decree No. 1,277/12.

On March 31, 2014, the Federal Energy Bureau issued Resolution No. 226/2014. This Resolution provides a new tariff scheme according to cubic meter consumption and the basin or region of the country. The scheme provides different prices for those commercial and residential users that reduce consumption by more than 20% from the amount consumed during the same period of the previous year and for those that reduce consumption by 5% to 20%. In the case of residential users who do not reduce their consumption the increases vary between approximately 480% and 880%. In addition, in response to climatic implications that arise in the south of Argentina, a differential price for clients of Camuzzi Gas del Sur was introduced during 2014.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the increase and breakdown of natural gas consumption in Argentina in 2003 and 2014 by type of consumer:

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

(4)

Includes governmental bodies.

Source: ENARGAS, based on data from the Licensees and off system users.

The demand for natural gas in Argentina is highly seasonal, with natural gas consumption peaks in winter. The source of seasonal changes in demand is primarily residential consumers. In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Government has entered into several gas import agreements. The most important agreement was signed with Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by ENARSA. To deal with the drop in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years, the Government slightly increased imports from Bolivia from 552.7 MMcf/d in 2013 to 582.1 MMcf/d in 2014, with a maximum volume of around 694.3 MMcf/d in 2014. This action achieved a substantial saving in natural gas imports costs as the price of natural gas imported from Bolivia is approximately US$11 per million BTU, significantly lower than the over US$16.5 per million of BTU that must be paid for LNG imported from tankers.

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

In addition, in recent years, injections of natural gas from LNG tankers have played an important role in satisfying the growing natural gas demand during the coldest months of the year. Natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar increased slightly in 2014, to 573 MMcf/d from an average of 585 MMcf/d in 2013. ENARGAS has assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship at Bahía Blanca to our existing transportation pipeline.

Decree No. 929/2013 created the Investment Promotion Regime for the Exploitation of Hydrocarbons, with the goal of promoting investments in the exploitation of hydrocarbons in Argentina. The scheme will benefit holders of exploration permits and exploitation concessions granted by both the Government and the provinces. The promotion schemes will also benefit holders of concessions or others who present an investment in exploration of hydrocarbons in an amount not less than one billion dollars of foreign currency.

If such an investment were made within a five year period, at the end of such period, the beneficiary will have the right to freely export 20% of the production of oil and gas produced in the project free of export tax. In addition, beneficiaries will have the free availability of 100% of the revenues from the export of such hydrocarbons.

On October 31, 2014, the Official Gazette of the Argentine Republic published the text of Law No. 27,007 (the “Hydrocarbons Law”) that amends Law No. 17,319. The Hydrocarbons Law introduces several modifications in the regulatory framework for the oil & gas industry in Argentina. It extends to all investment projects the Investment Promotion Regime for the Exploitation of Hydrocarbons, which previously had applied only to projects that represent a direct investment in currency of note less than 250 million dollars.

Gas Supply. For the most part, Argentina’s natural gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, ten of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2014, 52.5% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LNG tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2013 and 2012 (the most recent years for which information is available), production in 2013 and 2012 and the calculated reserve life for each basin:

1)

Estimated as of December 31, 2013 and 2012, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at the 2013 or 2012 production levels, respectively.

Source: Federal Energy Bureau

According to data recently published by the Federal Energy Bureau, Argentine natural gas output edged 0.5% lower in 2014 versus 2013 to 1,465.0 billion cubic feet, representing the lowest reduction in the last five years. This change was driven mainly by a 12.5% increase in production by nationalized YPF, which largely offset the decline by other producers. During 2014, the annual volume of natural gas injected in our pipeline system was approximately 2,133.6 Bcf/d while the its available total capacity was 2,931.1 Bcf/d.

In April 2012, the Executive Branch issued Decrees No. 530/12 and 557/12 which called for the 30-day legal intervention of YPF and YPF Gas S.A., giving the Executive Branch temporary management of YPF and YPF Gas S.A. Then, in May 2012, the National Congress enacted a proposed law which expropriated the 51% of YPF and YPF Gas S.A. capital share owned by Repsol YPF, causing YPF to become 51% owned by the Argentine government. Since the expropriation of YPF, the Argentine government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan, which allows the increase of the reserves of the Neuquina basin and the domestic Argentine natural gas supply. On February 25, 2014, the Repsol YPF board approved a compensation package of US$5 billion from Argentina for the nationalization.

In order to increase the existing natural gas reserves from the Neuquina basin, in July 2013, YPF announced the execution of an agreement with Chevron to develop oil and gas shale deposits in this province. During 2014, YPF continued negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves. In December 2014, YPF signed agreements with Petronas to invest US$ 550 million and in January 2015, YPF and SINOPEC signed a memorandum of understanding aimed at eventually collaborating to develop oil-and-gas projects.

Neuquina Basin. The largest of the natural gas basins and the major source of natural gas supply for our system is the Neuquina basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploration and exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquina basin by YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. In recent years, in order to increase the existing natural gas reserves from the Neuquina basin, YPF announced the signing of agreements with Chevron and Petronas to develop oil and gas shale deposits in the province of Neuquén. A new memorandum of understanding was signed in January 2015 with SINOPEC. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Neuquina basin. The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 53.8% was transported by us and approximately 46.2% by TGN for the year ended December 31, 2014.

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

Under the framework to promote investments enacted by the Argentine government after the issuance of the Decree No. 929/2013, in 2014, a joint venture was formed by Wintershall, Total and PAE for the investment of approximately US$ 1,000 million in off-shore gas fields. This new project is expected to inject into the transportation system approximately 211.9 MMcf/d of natural gas with a maximum injection of approximately 351.1 MMcf/d beginning in the second half of 2015 when the second stage of the project will be finished.

In addition, ENAP Sipetrol, YPF and ENARSA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina.

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The Natural Gas Law, together with Decree No. 1,738/92, other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of natural gas in Argentina. The Hydrocarbons Law regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we have operated since 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS, which may reject these contracts if it determines that they were not entered into on an arm’s-length basis.

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the National Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the National Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector who continues to function in this position, the last of which was ruled on January 27, 2015.

ENARGAS has broad authority to regulate the operations of the transportation and distribution companies, including the ability to set rates pursuant to the Public Emergency Law. ENARGAS has its own budget which must be included in the Argentine national budget and submitted to the Federal Congress for approval. ENARGAS is funded principally by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Law.

Since 2004 the Government adopted a series of measures to redistribute the effects of the crisis in the energy sector caused by the natural gas shortage. Most of the electrical power stations do not have firm gas supply agreements and have increasingly used imported natural gas or alternative fuels that are more expensive than natural gas produced in Argentina. For this reason, ENARGAS and the Federal Energy Bureau have issued a series of regulations aimed at averting a crisis in the internal system of natural gas supply.

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

On March 23, 2005, we received a notice from the Federal Energy Bureau providing that, in the event there is insufficient natural gas available in the market to supply power stations, we may be required to interrupt transportation services (including those with firm transportation contracts) to our customers in order to give priority to natural gas distribution companies and power plants that have not entered into natural gas firm transportation contracts. In any such case, ENARGAS will set the priority of transportation.

Under these circumstances and our License, when ENARGAS asks us to restrict the provision of natural gas to clients who hold firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such natural gas firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS’ instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

In October 2010, ENARGAS issued Resolution No. 1,410/2010 which set new rules for natural gas dispatch applicable to all participants in the natural gas industry and imposed new and more severe priority demand gas restrictions on producers. Through this resolution, ENARGAS has the ability to redirect natural gas transportation in order to give priority to residential consumption.

At the end of May 2007, due to the rising demand for gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011. In this action, ENARGAS ruled in our favor alleging that the interruptions were due to the shortage of natural gas.

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

During the 2013 and 2014 winters, our natural gas pipeline system met the demand for natural gas due to increased natural gas imports from Bolivia and the higher imported natural gas injections from the LNG re-gasification tanker located in the Port of Bahía Blanca, which is connected to our system. The injection of re-gasified natural gas from the LNG re-gasification tanker located in Bahía Blanca and the tanker in Escobar (which is connected to the TGN transportation system) kept stable from an average 585 MMcf/d in 2013 to 573 MMcf/d in 2014.

With the purpose of re-directing and allocating the supply to higher priority consumers, mainly residential, commercial and CNG stations, restrictions to gas supply to the industrial sector continued in the last winters, although to a lesser extent than has been observed in the past. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with us, as well as industries in different distribution areas of the country.

We do not believe that our compliance will result in legal action by any of our natural gas firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us.  See “Item 3 Key Information—D. Risk Factors.”

Our License. Our License authorizes us to provide the public service of natural gas transportation through the exclusive utilization of the southern natural gas transportation system. Our License does not grant us an exclusive right to transport natural gas in a specified geographical area and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN’s natural gas transportation system is comprised of two transmission pipes, the North pipeline and Central western pipeline, and is operated under a license containing substantially similar terms to those described below and elsewhere herein.

Our License was granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Law provides that we may apply to ENARGAS for a renewal of our License for an additional ten-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law, related regulations and our License, the renewal should be granted by the Executive Branch. ENARGAS would have the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Law requires that a new competitive auction be held for the license, allowing us the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

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

•

sale, assignment or transfer of our essential assets or otherwise encumbering such assets without ENARGAS’ prior authorization, unless such encumbrances serve to finance expansions and improvements to the gas pipeline system;

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

Generally, our License may not be amended without our consent. As part of the Renegotiation Process under the Public Emergency Law, however, the terms of our License may be changed or our License may be revoked. In addition, ENARGAS may alter the terms of service annexed to our License. If any such alteration were to have an economic effect on us, ENARGAS should modify our rates to compensate for such effect or we could request a change in the applicable rates.

Regulation of Transportation Rates—Actual Rates. The natural gas transportation rates established under each transportation company must be calculated in U.S. dollars and converted into pesos at the time of billing pursuant to the terms of such license. However, the Public Emergency Law eliminated tariff indexing covenants based on U.S. dollar exchange rate fluctuations and established a conversion rate of one peso equal to one U.S. dollar for tariffs.

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

The tables below set out our local natural gas firm and interruptible rates by pipeline and zones, in effect between January 1, 2000 and April 1, 2014, the date when we received for the first time since 1999 a partial tariff increase after the enactment of Resolution No. I-2852, and since August 1, 2014 showing the rates including the cumulative increase included in Resolution No. I-2852:

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

Note: The gross receipts tax is not included in such transportation rates

Source: ENARGAS Resolution No. 2,852/14

In addition, we are entitled to a CAU, which has also remained unchanged since its institution in 2005 by ENARGAS. This charge, which represents approximately 48% of the current tariff, is paid by clients that required the additional transportation capacity or who financed their expansions by means of advance payments, and is set by ENARGAS. In 2014, we recognized revenues of Ps. 49.9 million as a result of the CAU. However, given the permanent increase of operational and maintenance costs throughout the years, which now exceed the amount of the CAU, we filed a claim against the National Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.” The CAU charge is not applicable to the first pipeline expansion undertaken in 2005.

The Public Emergency Law and UNIREN. The Public Emergency Law granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2015.

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

Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed. On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. For additional information regarding the tariff renegotiation process see “Item 3—D. Risk Factors—Risks Relating to Our Business—Since the implementation of the Public Emergency Law in 2002 and until March 31, 2014, we have received only one increase in our regulated gas tariffs, which was granted on April 1, 2014, which has adversely affected our gas transportation segment and net revenues thereof.”

As mentioned above, Resolution No. I-2852 contemplates a transitional tariff increase for the transportation of natural gas business segment. The Resolution also requires, in line with 2008 Transitional Agreement that at least 5% of the proceeds of the transitional rate adjustment would be temporarily deposited in the trust fund for the payment of maintenance works specified in an investment plan submitted by us and previously approved by the ENARGAS. We will manage the remaining balance of the increase for the fulfillment of that investment plan.

Adjustment of Tariffs. Under our License, we may be permitted to adjust tariffs semi-annually to reflect changes in PPI and every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS’ approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances.

The Natural Gas Law requires that in formulating the rules that apply to the setting of future tariffs, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all future proper operating costs reasonably applicable to service, as well as future taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk and taking into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific earnings levels in the future.

Since January 1, 2000, however, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit to determine the legality of tariff adjustments through indexes.

Under the framework of the Public Emergency Law and 2008 Transitional Agreement, the ENARGAS issued Resolution No. I-2,852 on April 7, 2014 containing new tariff schedules that increase the tariff applicable to natural gas firm and interruptible transportation. Although the 2008 Transitional Agreement establishes that the tariff increase is effective retroactively as from September 1, 2008, the new tariff schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. This transitional tariff increase represents the first increase since 1999. The publication of the new tariff schedules partially implements the 2008 Transitional Agreement.

On June 3, 2014, we filed a motion for reconsideration before ENARGAS, asking it to provide a methodology for recovery of the tariff increase that should have been effective as from September 1, 2008 to March 31, 2014, as required by the 2008 Transitional Agreement. Because the deadline for determination of the motion by ENARGAS has passed, we considered our request to have been denied by ENARGAS, and asked that the regulatory agency transfer the proceedings to the Federal Energy bureau to focus on the analysis of the motion for appeal lodged jointly with the motion for reconsideration mentioned above. Also, in order to address the potential refusal by ENARGAS of our request, we filed a preliminary administrative appeal to the Government under the terms of section 30 of the National Administrative Procedures Act claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement.

Previously, in September 2010 we filed an acción de amparo against ENARGAS and SCyCG asking for implementation of the new tariff increase schedule. On September 19, 2014, the judge of the First Instance rejected our request that ENARGAS publish the tariff scheduled; alleging that after the issuance of resolution I-2852, said organism has complied with the publication of the tariff schedule authorized in Decree No. 1,918/09. On April [XX], 2015, we filed a direct appeal to the Supreme Court of Justice as the Chamber for Federal Administrative Law Disputes of the City of Buenos Aires rejected the extraordinary appeal filed by TGS against its decision of December 18, 2014. For more information see D. “Risk Factors – Since the implementation of the Public Emergency Law in 2002 and until March 31, 2014, we have received only one increase in our regulated gas tariffs, which was granted on April 1, 2014, which has adversely affected our gas transportation segment and net revenues thereof.”

Certain Restrictions with Respect to Essential Assets. A substantial portion of the assets transferred by GdE were defined in our License as essential to the performance of the licensed natural gas transportation service. Pursuant to our License, we are required to segregate and maintain the essential assets, together with any future improvements thereon, in accordance with certain standards defined in our License.

We may not for any reason dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS’ prior authorization. Any extensions or improvements that we make to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of our License, we will be required to transfer to the Government or its designee the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

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

In 2008 and 2010, the Argentine government, through ENARSA, finalized the construction of a liquefied natural gas regasification ports in Bahía Blanca and Escobar, respectively, which, are intended to supplement the natural gas supply deficit.

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

LIQUIDS PRODUCTION AND COMMERCIALIZATION

Our Liquids production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through our three main pipelines from the Neuquina and Austral natural gas basins. The owners of the extracted Liquids are required to make in-kind deliveries of additional natural gas to replace their attributable share of the natural gas shrinkage, fuel and losses associated with the extraction of liquids from the natural gas. The results of our Liquids production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

We operate our Liquids business under two different types of contractual arrangements:

•

Liquids production and commercialization for our own account: Under this type of arrangement, we own the Liquids products obtained at our Cerri Complex. We purchase natural gas in order to replace thermal units consumed in the liquids production process. These natural gas purchases are negotiated with certain natural gas distributors, traders and producers. We include the assignment of rights in favor of TGS to withdraw the liquids contained in the natural gas purchased or injected in the pipeline system. This category of our liquids business is most important in terms of revenue, percentage of transactions and profit.

•

Liquids production and commercialization on behalf of third parties: We also process natural gas and market the Liquids products in exchange for a commission based on a percentage of the sale price. In some cases we process the natural gas and deliver the Liquids products to the natural gas producers who pay us a percentage of the average monthly sale price obtained from our sales in the domestic and/or international markets (depending on the contract).

In the domestic market, we sell our production of propane to traders at export parity prices set monthly by the Federal Energy Bureau pursuant to Law No. 26,020 regulations. In addition, under Law No. 26,020 and the Federal Energy Bureau resolutions, to support low-income consumers throughout Argentina, we sell butane at a fixed price below market conditions. For additional information see “-Regulation – Domestic market” below.

In March 2015, the Argentine Government announced changes to the methodology applied to subsidize the above-mentioned trust fund. According to the new methodology, gas canister prices will be fixed and the Government will pay a subsidy to the consumers.

Because the Stabilization Agreement and the new regime require us to produce and trade LPG volumes required by the Federal Energy Bureau at prices significantly below the market, we are unable to cover production costs, leading to a negative operating margin.

We sell our LPG exports to Petredec Limited (“Petredec”), under an export agreement entered into on September 24, 2014, following a private bidding process which provides for a lower price per ton of sold product than the prior agreement. The contract provides for sales of approximately 135,583 short tons of propane and 72,752 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract expired on March 31, 2015. For the period September 2015 through March 2016, we will submit a new bid with customers for a new agreement to replace the existing one. For the period from March through September of each year, our sales will take place mainly in the domestic market, due to restrictions on natural gas processing and to governmental requirements to supply the domestic market.

The agreement that governs natural gasoline exports matured on November 30, 2014. Given the uncertainty in the international market, spot sales are being conducted with Petrobras - Petróleo Brasileiro S.A. and Trafigura Beheer BV, while we and Petróleo Brasileiro decide whether to enter into a new mid-term agreement. Selling prices are set taking into consideration the NWE ARA price, less a fixed discount per metric ton. Petroleo Brasileiro is an affiliate of the Petrobras Argentina Group, which is a 50% shareholder of CIESA, our controlling shareholder. This supply contract was on market terms according to the analysis and conclusions of the Audit Committee.

Ethane is sold to PBB under a 10-year agreement that will expire on December 31, 2015. The ethane agreement includes, among other conditions TOP and DOP commitments for minimum annual quantities of 370,373 short tons per year. Under these conditions, if either of the parties does not comply with the TOP or DOP conditions, that party will be required to compensate the other party for the breach of the minimum annual quantities commitment. During 2014, PBB did not comply with its TOP commitments, and compensated us for this breach. The price was fixed until December 31, 2007. Since then, at the beginning of each year the price has been subject to an annual adjustment based on various factors, including the PPI (which variation cannot be higher than 1% per year), the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. From 2008 to 2013, prices have increased 22.4%, 9.0%, 5.0%, 6.6%, 9.0% and 11.9% over the prior year. In 2014, the price was increased 4.3% as compared to 2013. We are currently negotiating the price for the year 2015 with PBB.

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

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 75.0% in 2014, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline experienced, which generated higher revenues principally from exports. In the last quarter of 2014, international prices of LPG declined significantly, in tandem with the decline in oil prices. However, as mentioned below, in December 2014 and February 2015, the export tax regime was modified to mitigate such decline in international prices. Nonetheless, if prices continue decreasing in the future, this decrease could have a significant adverse effect on our future earnings from this segment.

In 2014, our export revenues from Liquids production and commercialization segment were Ps. 1,490.9 million and represented 34.6% of our total net revenues and 46.0% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,037,987 short tons, and the volume of sales from Liquids exports was 345,316 short tons, representing 34.3% of our total liquids sales volumes. These export volumes also include sales made on account of third parties. Export revenues from our liquids production and commercialization segment command a price premium, which has declined after the decrease in international prices, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for Liquids on the international markets.

The annual sales of the Cerri Complex for 2014, 2013 and 2012 in short tons were as follows:

	2014	2013	2012
Ethane	330,960	346,046	336,764
LPG	609,831	551,315	573,633
Natural Gasoline	97,196	103,958	108,559
Total	1,037,987	1,001,319	1,018,956

Our management anticipates that new oil and natural gas developments in Argentina will provide new opportunities in the liquids production and commercialization business and lead to related increases in revenues from our natural gas transportation and Liquids production and commercialization businesses.

Regulation

Liquids production and commercialization activities are not subject to regulation by ENARGAS. However, in recent years, the Government has enacted regulations that significantly affect our Liquids production activities.

Domestic market

In March 2005, the Government enacted Law No. 26,020, which set the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Federal Energy Bureau periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market. Consequently, we are not able to select freely the markets to allocate LPG production. As we are effectively required to meet the minimum domestic demand before exporting significant amounts of LPG, we forego revenues from foreign markets with higher prices than those established for local consumers.

The Stability Agreement initially was intended to terminate on December 1, 2009. Since that date, however, there have been several annual amendments to the agreement, the most recent of which provided that the Stability Agreement remained in force until March 31, 2015.

Under the Stabilization Agreement, butane bottles were sold at a fixed price below the market price with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. The trust fund created by Law No. 26,020 is funded by: (i) penalties established by Law No. 26,020, (ii) assignments from the General State Budget, and (iii) funds that may be assessed by the Federal Energy Bureau.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau. Both replaced Stabilization Agreement creating a new framework for the selling of LPG bottles (the “New Program”). In line with the Stabilization Agreement, the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation received by us to sell LPG under the New Program.

Participation in the Stabilization Agreement and the New Program requires us to produce and market LPG volumes required by the Federal Energy Bureau at prices significantly below the market. The requirement does not allow us to cover production costs creating a negative operating margin, even after giving effect to the subsidy payments that we receive under the agreement. We are analyzing the impact of our participation in the New Program.

In addition, on June 28, 2005, the Federal Energy Bureau issued Resolution No. 792/05 which approved the method for calculating the propane and butane export parity. Recently, on March 16, 2015, Resolution No. 792/05 has been replaced by the Federal Energy Bureau issuing Resolution No. 36/2015. This new resolution updates the export parity price beginning in April 1, 2015.

Furthermore, on December 3, 2008, through Decree No. 2,067/08, the Executive Branch created a trust to finance natural gas imports to be injected into the natural gas pipeline system. The trust is funded, among others, through the creation of a charge to be paid by (i) the users of the transportation and/or distribution regulated services, (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems, and (iii) the natural gas processing companies. Certain entities, including us, were selected to receive a subsidy for the payment of the charge since December 2008. However, in November 2011, ENARGAS issued the Gas Charge Resolutions that modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and specifically for our consumption for our own account. The charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing. See “Item 5. – Operating and Financial Review and Prospects—A. Operating Results—Discussion of Results of Operations for the Two Years Ended December 31, 2014 and 2013.”

In order to avoid the damage that would result from the implementation of this effective 727% increase in the cost for natural gas consumption for liquids producers, including TGS, we initiated legal actions challenging the application of the Executive Branch decree and the Gas Charge Resolutions against the Government, ENARGAS and MPFIPyS as defendants, and have obtained a preliminary injunction stopping the implementation of the charge against us pending a determination on the merits of the case. See “Item 8. – Financial Information – A. Consolidated Statements and Other Financial Information – Legal and Regulatory Proceedings.”

In 2013 ENARGAS regulated peak natural gas prices for industrial users, creating the concept of Ultimate Supply Providers (Proveedor de Última Instancia or “PUI”) and Ultimate Supplied Gas (Gas de Última Instancia) (“GUI”) in Note No. 04624/2013.

According to the Note, industrial users that receive natural gas supply from a PUI will pay US$ 7.5 per MMBtu, which is the price for incremental production payable to domestic producers that have signed investment agreements with the Government under Resolution No. 1/2013 of the Ministry of Economy and Finance (“MEF”). Producers who are not signatories of investment agreements paid 90% of the weighted average of the price of all of the producer’s natural gas purchase contracts. The Note further provides that industrial users consuming natural gas above permitted quantities shall pay the so-called GUI price, currently fixed at US$ 13.29 per MMBTU (weighted average gas import price).

These new regulations significantly increased the cost of natural gas consumed in the Cerri Complex, thus decreasing the margins available to us and other natural gas processors whose gas is processed there. The prices of natural gas at wellhead have reached increases of approximately 30% (in U.S. dollars terms) in 2014.

International market

Since 2002, LPG and natural gasoline exports have been subject to a withholding tax on exports. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

After the issuance of Resolution No. 127/08 by the MEF, in March 2008, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), as notified daily by the Federal Energy Bureau. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2014 was 32.8%, 31.5% and 33.7% for propane, butane and natural gasoline, respectively.

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including the natural gasoline sold by us. The new withholding tax on exports regime considers the price of Brent crude oil less 8 US$/bbl (“IP”) as a reference price to determine the applicable rate. When the IP is less than 71 US$/bbl the nominal rate of the withholding tax on export for the natural gasoline will be 1%. When the IP is greater than 71 US$/bbl, the rate will be (IP- 70) / 70 x 100. Thus far during 2015, IP has been below US$ 71/bbl, so the applicable nominal rate for the exports of natural gasoline has been 1%.

In addition, on February 25, 2015, the MEF issued Resolution No. 60/2015, which entered into force on the same date. This resolution modified the variable export tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 (the “reference value”) per metric ton, respectively. If the propane and butane international prices are higher than the reference value, the tax rate applicable to the selling price is calculated on a sliding scale according to the amount by which the selling price exceeds the cut-off value of US$ 460 and US$ 473 per metric ton, respectively.

Competition

At the end of 2000, MEGA finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we have been able to undertake measures to substantially mitigate any negative impact of MEGA. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas (i.e., gas with lower liquids content) arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services.

During the summer 2014, our sole purchaser of ethane, PBB, decided, for commercial reasons, to give priority to the product provided by MEGA. If PBB continues with its policy to take increased volumes of ethane from our competitors, this situation could adversely affect our revenues from Liquids production and commercialization services, if we are unable to sell the ethane and must reinject it into the gas stream.

To minimize the revenue impact of any project developed upstream of the Cerri Complex, since 2000, we have signed agreements with natural gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have access to the associated Liquids. Starting in 2005, we agreed with major natural gas producers who contracted with us to process their natural gas in the Cerri Complex, and we obtained the commitment of such natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements (10-year term in the case of those agreements signed in 2005 and 5-year term in those agreements entered into since 2006). From time to time, and as these contracts expire, we renew and sign new agreements with natural gas producers to replace expiring contracts. In recent years, the terms of the new agreements have contemplated a term of expiration between 1 and 2 years. All of these recent agreements contain commitments of such gas producers not to reduce the quality of the natural gas that they sell to us.

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

In addition, we provide operation and maintenance of pipelines services to our affiliates Gas Link S.A. (“Link”).

In October 2012, ENARGAS issued Resolution No. 3,952/12 which authorized our affiliate Emprendimientos de Gas del Sur S.A. (“EGS”) to transfer its connection pipeline and service offerings in operation to us. The transfer was executed on December 17, 2013.

In recent years, we provided advisory services for the construction of natural gas and, more specifically, LNG infrastructure. We rendered these services associated with an extension of inflow facilities for regasified LNG from ships at Puerto de Ingeniero White near Bahía Blanca. In 2014, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF, and Petrobras Argentina Group, we provided a range of technical services related to connection to the natural gas transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers for these services include, among others, Aluar Aluminio Argentino S.A.C.I., ENARSA, YPF, Tecpetrol S.A., Profertil S.A. and Roch S.A. Moreover, in 2014, we increased our steam production in the co-generation energy unit located at the Cerri Complex, by improving heat recovery efficiency for the generation of electricity.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

During 2014, Telcosur executed several agreements, which account for the increase in revenues as compared to last year:

14

•

Silica Networks Argentina S.A. was assigned the right of way corresponding to two hairs of dark optical fiber that Telcosur owns in the route La Plata - Mendoza.

•

Pursuing its mid- term and long- term consolidation strategy, Telcosur attained capacity expansions through the renegotiation of existing agreements and the execution of new ones.

•

Telcosur entered into agreements with two clients for the Lease of Operative Sites, thus capitalizing its assets in the Bahía Blanca - corridor.

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

Compressor plants. Compressor plants along the pipelines recompress the natural gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 62 and 124 miles) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include mainly turbine-driven compressors and to a lesser extent motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2014, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,079	30(2)	853/995	58	14	503,710
Neuba I/Loop Sur	732	24/30	853	15	9	61,100
Neuba II	1,064	30/36	975/995	20	6	179,300
Other (1)	870	Various	Various	6	3	7,500
Total	4,745			99	32	751,610

(1)

Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

(2)

Includes two tranches of 24 inches which correspond to the “Estrecho de Magallanes” gas pipeline.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The natural gas pipeline principally serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca, Puerto Madryn and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and was expanded by us in 1996. It is one of our two main pipelines serving our principal source of gas supply, the Neuquina basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the natural gas received from the Neuquina basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata natural gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area.

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

Neuba II. Our newest natural gas pipeline, Neuba II, was built in 1988 and is our second pipeline serving the Neuquina basin. Neuba II was expanded four times between 1996 and 2000, and again in 2008. Neuba II begins at Repsol YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of natural gas for the Federal District and the greater Buenos Aires area. In 2008, this pipeline was expanded as a part of the Second Expansion, resulting in the construction of 153 miles of natural gas pipeline.

Other Pipelines. We also operate the Cordillerano natural gas pipeline, built in 1984, which receives gas from the Neuquina basin and supplies it mainly to three tourist centers in southern Argentina. In addition, we operate other minor pipelines, the high pressure transmission ring around Buenos Aires, the Chelforó-Conesa natural gas pipeline and other natural gas pipelines known as natural gas transfer pipelines.

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

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 113 MMcf/d and a total compression capacity of 29,960 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2014:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	2,960
Total	113	29,960

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province which consist of (i) a flexible and modern microwave digital network with SDH technology over more than 2,859 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West, Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the route La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 374 miles, which covers the route Puerto Madryn – Pico Truncado.

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a fiber optic network of approximately 497 miles, which covers the route Bahía Blanca – Puerto Madryn; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado – Río Gallegos.  In 2013, we installed 81 miles of fiber optic to connect the city of Río Gallegos and the radio station “El Cóndor” which is the southernmost continental radio station in South America.

Environment and Quality

Federal and provincial laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards, and establish remedial obligations in certain circumstances.

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

The above description of the material Argentine environmental regulations is only a summary and should not be taken as a comprehensive description of the Argentine environmental regulatory framework.

All issues related to Safety, Occupational Health, Environment and Quality are documented and monitored as part of our Integrated Management System. This system has been certified in accordance with ISO standards 14,001 and 9001 and OHSAS 18001.

In 2014, we implemented improvements to the Integrated Management System tool (“SGI” according to its initials in Spanish), which is structured to support the Integrated Management System. The improvement consists in the creation of a new module “Operative Deviations and Leakages” that provides more efficient follow-ups to quality variable deviations and leakages of natural gas to the atmosphere.

We have established an environmental and industrial safety investment plan for the period of 2015-2017 with a budget of approximately US$12.4 million.

Safety

In 2014, we strengthened our processes aimed at achieving our Zero Accident target. As part of this effort, we included within the Integrated Management System tool a module for the management of “Safety Preventive Observations” and we extended the scope of the implementation of the WATCH Program in the operative sectors.

Also in 2014, we introduced the concept of Human Factors and Organizational Factors, which facilitate a more efficient analysis of prevention and occurrence of unsafe incidents. The survey on SMS issues was performed on typical directors and officers responsible for Health and Safety of our contractors. We conducted a monitoring of the representative tasks, in different locations of the Company, providing counseling and external training for our professionals.

Regarding the Preventive Driving Program, we went deeper into on-site and distance education, training through driving sessions accompanied by instructors and tests via internet. We focused on the Previous Trip Plan (“PVP”) as a risk analysis tool before starting a trip. We also delivered the book “The Smart Driver” to every participant in the driving program, to expand and strengthen the learning imparted in the workshops and applied to their daily tasks. The objective was to extend this training to the driver’s family, to contribute to a reduction in automobile accidents reduction. We have recorded lower vehicular incidents with human injuries or serious damage to the vehicles.

In 2015, we started developing the Assets Management Program, named “TGS-ASSETS”. We also started the monitoring and assessment of plants, bases and planned sectors and are conducting workshops to study and implement improvements.

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

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements included elsewhere herein.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2014, 2013 and 2012 relate to the fiscal years ended December 31, 2014, 2013 and 2012, respectively.

We maintain our accounting books and records in Pesos. Our Financial Statements as of December 31, 2014, 2013 and 2012 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB and the interpretations issued by the IFRIC applicable as of such date.

For information relating to the presentation of financial information, see “Presentation of Financial and Other Information.”

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

Impairment of property, plant and equipment

We consider each of our business segments to be a single cash-generating unit (CGU). Accordingly, we evaluate the carrying value of our property, plant and equipment on a segment-by-segment basis in December of each year. In addition, we periodically evaluate the carrying value of our property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of the price of liquids and purchase costs of natural gas associated with our Liquids Production and Commercialization segment (including the impact of the Gas Charge Resolutions) and Other Services segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of future costs to be incurred, (iv) the use of certain macroeconomic variables such as interest rates, inflation, changes in the exchange rate in accordance with the budget for the upcoming fiscal year approved by the Board of Directors. The discount rate is the Company’s weighted average cost of capital (“WACC”).

We recorded no impairment losses of components of property, plant and equipment as of December 31, 2014 and 2013.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a to our Financial Statements, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason, we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of our natural gas transportation business segment as of the end of each year. We considered two different scenarios:

•

Scenario 1: we are able to reach an agreement with the Government regarding a tariff increase (“Scenario 1”); and

•

Scenario 2: we are unable to reach an agreement with the Government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2014, we assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Government are also uncertain, we developed three different projected cash flow streams based on the timing, type and amount of our tariff increase based on the renegotiation process with the Government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the probability of occurrence of 95% to each projected cash flow—50%, 10% and 35%, respectively. Specific details of each cash flow streams as of December 31, 2014 were based on: (a) the status of the negotiations with the Government, (b) the status of the legal actions initiated by us in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement, (c) our current regulatory framework, (d) recent experiences and renegotiation agreements signed by other natural gas and electricity utility peers, and I management’s expectations regarding other measures that management believes are likely to be taken by the Government to deal with the present economic situation of natural gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by us (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

For further information about our tariff renegotiation process, see “Item 3. Key Information —D. Risk Factors —Risks Relating to Our Business—Since the implementation of the Public Emergency Law in 2002 and until March 31, 2014, , we have received only one increase in our regulated gas tariffs, which was granted on April 1, 2014, which has adversely affected our gas transportation segment and net revenues” and “Item 4 – B. Business Overview – Gas Transportation – Regulatory Framework – The Public Emergency Law and UNIREN”.

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

Based on those estimations, as the estimated discounted cash flows were higher than the carrying amount of such assets, we determined that the property, plant and equipment were not impaired under IFRS as of December 31, 2014.

In addition, we have performed a sensitivity analysis of the probability of occurrence of each scenario and we concluded that an increase of up to 60 percentage points in the weighted probability of the pessimistic case (from 35% to 95%) and a reduction in the probability of occurrence of the optimistic case and in the probability of occurrence of the base case (reducing each to zero) would not generate a value that would require an adjustment in carrying amount for impairment.

Allowances for doubtful accounts

We provide for doubtful accounts relating to accounts receivables. The allowance for doubtful accounts is based on the evaluation of various factors, including the credit risk of customers, historical trends and other information. While we use the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations.  We have considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and our Financial Statements reflect that consideration.

During the year ended December 31, 2012, we recorded an allowance for doubtful accounts relating to the Metrogas bankruptcy process amounting Ps. 27.2 million. On February 8, 2013, we finally received the collection of the notes issued by Metrogas to cancel its debt with us. Thus, for the year ended December 31, 2013 we partially recovered this above-mentioned allowance.

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

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar, (ii) high inflation that has occurred since 2002, (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the tariff for the transportation and distribution of natural gas, and (iv) generally increasing international prices of LPG and natural gasoline. For the year ended December 31, 2014, 75.4% of our net revenues were attributable to our Liquids production and commercialization segment and approximately 17.3% of our net revenues attributable to our natural gas transportation business.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

Source: INDEC, Banco de la Nación Argentina.

In January 2007, the INDEC modified its methodology for calculating the CPI. Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC’s official inflation data (as well as other economic data affected by inflation data, such as poverty and GDP estimates). Laws and regulations currently governing the Argentine economy may continue to change in the future and these changes may adversely affect our business, financial condition or results of operations. For more information, see “Item 3. Key Information—D. Risk Factors.—Risks Relating to Argentina” Our Financial Statements do not include any adjustments or reclassifications that might result from the outcome of the uncertain economic and political environments in Argentina.

Since January 2014, the Argentine government established the IPCNu, which more broadly reflects consumer prices by considering price information from the 24 provinces of the country.

The combined effect of the lack of adjustments to our gas transportation tariffs and sustained cost increases over the years has resulted in a substantial deterioration in the operating results of the natural gas transportation segment.

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

23

•

The volume of liquids products we produce and sell;

•

Changes in international prices of LPG and natural gasoline;

•

Regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG) and the export tax regime (which imposes an effective price cap on our sales of LPG and natural gasoline);

•

Changes in the input costs related to the liquids production and commercialization segment, including the Gas Charge Resolutions;

•

The availability of natural gas and its richness;

•

Fluctuation in the Argentine peso / U.S. dollar exchange rate;

•

Local inflation and its impact on costs expressed in Argentine pesos; and

•

Other changes in laws or regulations affecting our operations, including tax matters.

Argentine Macroeconomic Outlook for 2015

According to Argentine National Budget 2015 approved by Law No. 27,008, real GDP is expected to grow approximately 2.8% and consumer prices are expected to rise by 15.6%. Regarding the official exchange rate market, the foreign exchange rate of the Peso against the U.S. dollar is likely to be US$ 1 = Ps. 9.45 (a 10.5% devaluation against 2014). International reserves are expected to continue to fall throughout 2015 but at a lower rate than the observed in 2014.

Discussion of Results of Operations for the Two Years Ended December 31, 2014 and 2013

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2014 and 2013, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2014 compared to year ended December 31, 2013
	2014	2013	Variation	Percentage change
Revenues from sales	4,304.0	2,865.0	1,439.0	(50.2%)
Operating costs	(2,325.3)	(1,365.7)	(959.6)	(70.3%)
Depreciation	(240.2)	(229.6)	(10.7)	(4.6%)
Costs of sales	(2,565.5)	(1,595.3)	(970.2)	(60.8%)
Gross profit	1,738.4	1,269.7	468.8	36.9%
Administrative and selling expenses	(810.8)	(575.1)	(235.8)	(41.0%)
Other operating income	4.9	12.1	(7.1)	(59.5%)
Operating profit	932.5	706.6	225.9	32.0%
Net financial results	(765.5)	(532.7)	(232.9)	(43.7%)
Share of profit / (loss) from associates	2.9	(0.5)	3.4	680.0%
Income tax expense	(64.8)	(65.9)	1.1	1.7%
Total comprehensive income	105.0	107.5	(2.5)	(2.3%)

Year 2014 Compared to Year 2013

Total comprehensive income

For the year ended December 31, 2014, we reported a total comprehensive income of Ps. 105.0 million, in comparison to the Ps. 107.5 million reported in the year 2013.

The slight decline of Ps. 2.5 million in net comprehensive income resulted from the operating loss of Ps. 42.4 million in our Natural Gas Transportation business segment, the first annual period in our history for which this segment recorded an operating deficit.  In addition, our net financial expense increased by Ps. 232.9 million, due to impact of the further depreciation of the peso on our U.S. dollar net liability position.  We recorded a foreign exchange loss, net of Ps. 90.6 million, higher interest expense of Ps. 76.8 million to service our outstanding debt, substantially all of which is denominated in U.S. dollars and a higher negative result of the derivative financial instruments of Ps. 141.5 million. These effects were offset somewhat by a Ps. 77.9 million increase in interest income and Ps. 15.6 million in the fair value on financial instruments.  The impact of the deterioration in our  net financial results was largely offset by an improved operating performance of Ps. 225.9 million in the Liquids Production and Commercialization business due to higher revenues on sales denominated in U.S. dollars or at prices linked to U.S. dollar reference prices.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2014 and 2013 represented 59.6% and 55.7%, respectively, of net revenues reported in these years.

Administrative and selling expenses for the years ended on December 31, 2014 and 2013 represented 18.8% and 20.1%, respectively, of net revenues reported in both of these years.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2014 and 2013.”

Share of profit / (loss) from associates

In the year ended December 31, 2014, we recorded a share profit from associates of Ps. 2.9 million, compared to the loss of Ps. 0.5 million recorded in the year ended December 31, 2013.

Net Financial Results

Net financial results for the years ended December 31, 2014 and 2013 are as follows:

Net financial expense increased by Ps. 232.8 million at the close of the year ended December 31, 2014 compared to 2013. This increase was mainly related to: (i) the higher negative results from the derivative financial instruments of Ps. 141.5 million (reflecting the difference between the lower real exchange rate and the exchange rate set in the currency forward agreements), (ii) the increase in the foreign exchange loss of Ps. 90.9 million due to higher devaluation of the peso against the US dollar in 2014 as compared to 2013, and (iii) higher negative interest of Ps. 79.7 million. These negative effects were partially offset by the improvement of TGS’ financial investments performance in peso terms during the year ended December 31, 2014.

To partially offset the negative impact of the Argentine peso exchange rate variation against the U.S. dollar on our net monetary liability position, in the year 2014 we continue the mitigation actions we started in 2013, including currency forward agreements and investments in financial instruments which reflect the variation in the exchange rate.

Analysis of Operating Profit by Business Segment for the Two Years Ended December 31, 2014 and 2013

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2014 and 2013:

	Year ended December 31,		Year ended December 31, 2014 compared to year ended December 31, 2013
	2014	2013	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales	744.1	661.0	83.1	12.6%
Cost of sales	(626.7)	(521.9)	(104.8)	(20.1%)
Gross profit	117.4	139.1	(21.7)	(15.6%)
Administrative and selling expenses	(157.3)	(124.2)	(33.1)	(26.7%)
Other operating (expense) / income	(2.5)	14.6	(17.1)	(117.1%)
Operating (loss) / profit	(42.4)	29.5	(71.9)	(243.7%)

Liquids Production and Commercialization
Revenues from sales	3,243.3	2,065.3	1,178.0	57.0%
Cost of sales	(1,828.3)	(994.7)	(833.6)	(83.8%)
Gross profit	1,415.0	1,070.6	344.4	32.2%
Administrative and selling expenses	(605.3)	(421.6)	(183.7)	(43.6%)
Other operating income / (expense)	7.2	(2.1)	9.3	442.9%
Operating profit	816.9	646.9	170.0	26.3%

Other services
Revenues from sales	256.7	109.2	147.6	135.3%
Cost of sales	(90.4)	(64.4)	(26.1)	(40.4%)
Gross profit	166.3	44.8	121.5	272.0%
Administrative and selling expenses	(40.7)	(24.8)	(15.8)	(64.1%)
Other operating (income) / expense	0.2	(0.3)	0.5	166.7%
Operating profit	125.8	19.6	106.2	541.8%

Telecommunications
Revenues from sales	59.9	29.5	30.4	103.1%
Cost of sales	(20.1)	(14.4)	(5.8)	(39.6%)
Gross profit	39.7	15.1	24.6	163.6%
Administrative and selling expenses	(7.5)	(4.4)	(3.1)	70.5%
Other operating expense	-	(0.1)	0.1	100.0%
Operating profit	32.2	10.6	21.6	204.7%

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 17.3% and 23.1% of our total revenues during the years 2014 and 2013, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation. Since the implementation of the Public Emergency Law in 2002, we received no increases in our regulated natural gas transportation tariff until April 2014, and we have received no increases in our O&M Agreement and CAU. The absence of tariff increases means that we are not able to offset the impact of inflation on our operations. See Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business—Since the implementation of the Public Emergency Law in 2002, we have received only one increase in our regulated natural gas transportation tariffs, which was granted on April 1, 2014, which has adversely affected our gas transportation segment and net revenues” And “Item 4. Our Information—B. Business Overview—Gas Transportation—Regulatory Framework—Adjustment of Rates.” for additional information regarding the history of our discussions with various Argentine governmental authorities in relation to the adjustment of our gas transportation tariffs.

We have had to face increasing operation and maintenance costs throughout the years, whereas the CAU has not been modified since it was created in November 2005. Given the permanent increase of operational and maintenance costs throughout the years, beyond the reach of the current calculation of the CAU, we filed a claim against the National Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. The value of the CAU is minor compared to the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of these assets. Revenues relating to the CAU amounted to Ps. 49.9 million, and Ps. 49.6 million for the years ended December 31, 2014 and 2013, respectively. See “Item 4. Our Information—B. Business Overview— Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU.

During 2014, the Natural Gas Transportation business segment recorded an operating loss of Ps. 42.4 million, compared to the operating income of Ps. 29.5 million in 2013. The main factors that affected the results of operations of this segment during 2014 are the following:

•

Revenues from the Natural Gas Transportation business segment increased by Ps. 83.1 million for the year 2014 compared to 2013. The increase was mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement but also does not compensate the sustained operating costs increases by Ps. 60.6 million, (ii) higher provision of interruptible services by Ps. 14.0 million and, (iii) more services of natural gas transportation intended for export by Ps. 4.3 million.

•

Revenues related to natural gas firm transportation contracts for the years ended December 31, 2014 and 2013, respectively, amounted to Ps. 581.6 million and Ps. 517.7 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 82.7 million and Ps. 66.6 million, respectively.

•

Costs of sales and administrative and selling expenses for the year ended December 31, 2014 increased by Ps. 137.9 million, from Ps. 646.1 million to Ps. 784.0 million, as compared to the year ended December 31, 2013. This increase was mainly attributable to higher labor costs relating to the joint negotiations during 2014, amounting to Ps. 98.3 million and an increase of Ps. 28.1 million in maintenance expenses for the pipeline and other fixed assets.

•

The negative variation in Other operating (expense)/ income was mainly due to the reversal of allowances for doubtful accounts amounting Ps. 18.3 million attributable to the collection of the notes issued by MetroGAS S.A. in 2013.

Liquids Production and Commercialization Segment.

Unlike the natural gas transportation segment, revenues of the Liquids production and commercialization segment are not subject to full regulation by ENARGAS and the Federal Energy Bureau. However, in recent years, the Government has enacted a number of laws and regulations that have limited our ability to commercialize at the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the Cerri Complex. See “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization—Regulation” for more information.

The Liquids production and commercialization segment represented 75.4% and 72.1% of our total net revenues during the years ended December 31, 2014 and 2013, respectively. Production and Commercialization of Liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

All ethane produced by our Liquids segment in the year ended December 31, 2014 was sold locally under a long-term contract with PBB. During the summer of 2014, for commercial reasons, PBB decided to purchase a smaller volume of ethane from us, giving priority to the product provided by MEGA. Our ethane sales for the years 2014 and 2013 represented the 29.7% and 27.6% of our Liquids Production and Commercialization net revenues. For this reason, any decrease in the volumes of ethane sold to PBB may have a negative impact on our net revenues.

In 2014, we sold 59.3% of our production of LPG in the local market to LPG marketers (61.7% in 2013), with the remainder exported to Petredec. In addition, all natural gasoline produced during the 2014 year was exported to Petroleo Brasileiro, a related party. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2014 and 2013 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2014 compared to year ended December 31, 2013
	(volumes in short tons)		(volumes in short tons)
	2014	2013	Increase / (Decrease)	Percentage Change
Local Market
Ethane	330,960	346,046	(15,086)	(4.4%)
LPG	361,711	339,894	21,817	9.0%
Subtotal	692,671	685,940	6,731	4.6%

Exports
LPG	248,120	211,421	36,699	17.4%
Natural Gasoline	97,196	103,958	(6,762)	(6.5%)
Subtotal	345,316	315,379	29,937	10.9%
Total Liquids	1,037,987	1,001,319	36,668	15.5%

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for liquids on the international markets. See “Item 8.  — Financial Information— A. Consolidated Statements and Other Financial Information—Exports.” For several years now, a variable export tax regime has been in force for the natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. The average effective tax rate for 2014 was 32.8%, 31.5% and 33.7% for propane, butane and natural gasoline, respectively.

To address declining international prices as from January 1, 2015, the Government reduced the withholding export taxes, so that we could partially compensate for the decrease in the price of propane, butane and natural gasoline. On December 29, 2014, the MEF issued Resolution No. 1,077/2014, which modified the rates applicable to the export of oil and oil by-products, including the natural gasoline sold by us. This resolution is effective as from January 1, 2015 and reduce the nominal rate applicable to natural gasoline exports to 1% when the price of the Brent crude oil is less than 71 US$/bbl. In addition, on February 25, 2015, the MEF issued Resolution No. 60/2015, which modified the variable export tax regime established under Resolution No. 127/08. According to the new methodology, the minimum nominal tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 per metric ton, respectively. When the prices are higher, the applicable tax rate is calculated on a sliding scale according to the amount by which the actual price exceeds the cut-off prices.

Based on the volumes of sales and the international prices for the year 2014, if the new export tax regime had been in effect for all of 2014, its positive impact on selling expenses would have been Ps. 249.3 million.

We cannot offer any assurance of the future levels of withholding export taxes.

In the domestic market, the Federal Energy Bureau has recently issued a series of measures which are expected to reduce the negative impact that the decrease in the international prices of reference and the cost of natural gas have on operating income. These measures include the increase in the sale price and the compensation from selling propane and butane bottles under the new Stabilization Agreement and the export party price of the propane and butane sold in the domestic market.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2014, the Liquids Production and Commercialization business segment recorded an operating income of Ps. 816.9 million, compared to Ps. 646.9 million in 2013. The main factors that affected the results of operations for this segment during 2014 were the following:

•

The Liquids Production and Commercialization segment revenue increased by Ps. 1,178.0 million in 2014, compared with the previous year. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar (an increase of Ps. 837.1 million), (ii) the favorable weather conditions which increased the volume sold for our own account (an increase of Ps. 360.2 million), (iii) higher logistic services rendered in the facilities located in Puerto Galván (an increase of Ps. 53.5 million) and (iv) the impact of the annual adjustment of the ethane price of Ps. 51.5 million. These effects were offset to some extent by the reduction in sale prices for propane, butane and natural gasoline as a result of the decrease in the international reference prices in the second half of 2014, as well as lower fixed charges per metric ton obtained in export agreements during the year ended on December 31, 2014 (a decrease of Ps. 253.3 million).

Our average export sales prices in 2014 for LPG and natural gasoline were 9.1% and 8.8% lower than in 2013. International reference prices for propane, butane and natural gasoline decreased of 63.5%, 51.8% and 46.4%, respectively, over the course of 2014, principally in the second half of the year, hitting their lowest levels in the last 6 years. The factors underlying these decreases are the same ones that affect the benchmark prices for oil and natural gas. Low prices have continued thus far in 2015; for example, our average export sales prices for propane, butane and natural gasoline during the first quarter of 2015 decreased by 59.1%, 50.6% and 44.1% respectively, from the levels in the first quarter of 2014. If prices do not increase, the operating results for this segment in 2015 will be continue being adversely affected.

In addition, our obligation under the Stabilization Agreement to supply butane to the domestic market continues to have an adverse impact on this segment, resulting in a negative operating margin on domestic sales of LPG.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2014 increased by Ps. 1,017.3 million, from Ps. 1,416.3 million to Ps. 2,433.6 million, as compared to the year ended December 31, 2013. This increase was mainly due to: (i) a Ps. 767.2 million increase in variable production costs of liquids resulting from the rise in the price of natural gas that we are required to purchase in replacement of the energy content we extract from the gas stream (Replenishment Thermal Plant, or “RTP”) as part of the Liquids processing business, (ii) a Ps. 165.9 million increase in export and turnover tax from sales, and (iii) a Ps. 17.9 million increase in labor costs.

In light of the uncertainty in the international market, our sales of LPG and natural gasoline to Petróleo Brasileiro are currently made on a spot basis but on pricing terms, as prevailed under the agreement with Petróleo Brasileiro that expired in September 2014. We and Petróleo Brasileiro are considering a whether to enter into a new mid-term agreement.

The cost of natural gas used as RTP continued to increase in 2014 after the significant increase recorded in 2013 as a consequence of the price guidelines stipulated by the Government. Well-head prices of natural gas at well-head increased approximately 23.6% in U.S. dollars terms (80.4% in peso terms) in 2014.

As described in “Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation,” in 2008, the Executive Branch created the gas charge through Decree No. 2,067/08. The gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011. This modification in the charge meant an increase of approximately 726.5% of the charge created by Decree No. 2,067/08 for the financing of natural gas imports. We are currently challenging the increased gas charge, before the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires. In July 2012, this court issued a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the gas processing charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Charge Resolutions, pending resolution of the dispute. In April 2015, we obtained a new six-month extension of this injunction that suspends the effect of Gas Charge Resolutions issued by ENARGAS. This injunction prevents the application of the gas charge, allowing us to continue our Liquids Business without the reduction in profitability that would result from the mentioned charge. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Tax Claims.”

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. If the injunction had not been obtained, the impact of the Gas Charge Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Charge Resolutions for the year ended December 31, 2014, assuming that we were able to recover the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 182.9 million and an operating loss for the segment for the year ended December 31, 2014.

The cumulative impact on retained earnings from 2012 to 2014  had we not obtained the injunctions would have been a reduction of Ps. 372.4 million.

The factors mentioned above have contributed to decrease the operating margins that are able to achieve in this segment. This situation was mitigated by internal factors such as the implementation of measures to improve performance in the recovery of natural gas liquids at Cerri Complex and the execution of natural gas supply agreements that ensured its provision at reasonable prices, and external factors such as the favorable weather conditions. These internal and external mitigating factors resulted in lower restrictions to the reception of natural gas for RTP.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

During 2014, the Other services business segment recorded an operating profit of Ps. 125.8 million, compared to Ps. 19.6 million in 2013. The main factors that affected the results of operations of this segment during 2014 are the following:

•

Net revenues increased by Ps. 147.6 million in the year ended December 31, 2014, when compared to 2013 primarily due to: (i) the positive impact of the depreciation of the peso (an increase of Ps. 31.1 million), (ii) new operation and maintenance contracts (an increase of Ps. 74.0 million), (iii) higher revenues from management services rendered to the Gas Trust for the realization of the expansions in the pipeline system (an increase of Ps. 21.0 million), and (v) higher revenues from steam generation services for electricity generation (an increase of Ps. 9.2 million).

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2014 increased by Ps. 41.9 million, from Ps. 89.2 million to Ps. 131.1 million, as compared to the year ended December 31, 2013. The increase was principally attributable to higher labor cost of Ps. 22.1 million and the increase in turnover tax of Ps. 9.6 million

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur.

During 2014, the Telecommunications business segment recorded an operating profit of Ps. 32.2 million, compared to Ps. 10.6 million in 2013. The main factors that affected the results of operations of this segment during 2014 are the following:

•

Net revenues increased by Ps. 30.4 million in the year ended December 31, 2014, when compared to 2013 primarily due to the depreciation of the peso (an increase of Ps. 13.5 million) and new agreements signed to provide telecommunication capacity (an increase of Ps. 12.5 million).

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2014 increased by Ps. 8.9 million, from Ps. 18.8 million to Ps. 27.6 million, as compared to the year ended December 31, 2013. The increase was principally attributable to higher labor cost of Ps. 4.2 million and the increase in turnover tax of Ps. 3.7 million.

Discussion of Results of Operations for the Two Years Ended December 31, 2013 and 2012

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2013 and 2012, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2013 compared to year ended December 31, 2012
	2013	2012	Variation	Percentage Change
Revenues from sales	2,865.0	2,575.0	290.0	11.3%
Operating costs	(1,365.7)	(1,128.1)	(237.6)	(21.1%)
Depreciation	(229.6)	(223.6)	(6.0)	(2.7%)
Costs of sales	(1,595.3)	(1,351.7)	(243.6)	(18.0%)
Gross profit	1,269.7	1,223.2	46.4	3.8%
Administrative and selling expenses	(575.1)	(517.5)	(57.6)	(11.1%)
Other operating income / (expenses)	12.1	(4.0)	16.0	400.0%
Operating profit	706.6	701.8	4.9	0.70%
Net financial results	(532.7)	(342.4)	(190.3)	(55.6%)
Share of (loss) / profit from associates	(0.5)	0.2	(0.7)	(350.0%)
Income tax expense	(65.9)	(126.8)	60.9	48.3%
Total comprehensive income	107.5	232.7	(125.2)	(53.8%)

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

Cost of sales, administrative and selling expenses

Cost of sales for the years ended December 31, 2013 and 2012 represented 55.7% and 52.5%, respectively, of net revenues reported in these years.

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

Net Financial Results

Net financial results for the years ended December 31, 2013 and 2012 are as follows:

Total net financial expenses were Ps. 532.7 million for the year ended December 31, 2013, compared to Ps. 342.5 million reported in 2012. This negative variation is primarily attributable to a higher foreign exchange loss generated by our U.S. dollar denominated debt obtained to finance the acquisition of fixed assets, of which 90% correspond to the Natural Gas Transportation business segment. The greatest negative impact on our financial expense was the effect of the foreign exchange loss of Ps. 299.0 million arising from the higher devaluation of the Peso during 2013. This effect was partially offset by a Ps. 38.0 million gain on derivative financial instruments and a Ps. 115.0 million gain on interest generated by investments as a result of higher interest rates and higher amounts invested in 2013.

To partially offset the negative impact of the Argentine peso exchange rate variation against the U.S. dollar – which represented an increase of approximately 20% as of February 10, 2014 - on our net monetary liability position, in the year 2014 we continued the mitigation actions we started in 2013, including currency forward agreements and investments in financial instruments which reflect the variation in the exchange rate.

Analysis of Operating Profit by Business Segment for the Two Years Ended December 31, 2013 and 2012

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2013 and 2012:

	Year ended December 31,		Year ended December 31, 2014 compared to year ended December 31, 2013
	2013	2012	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales	661.0	603.4	57.7	9.6%
Cost of sales	(521.9)	(473.4)	(48.5)	(10.2%)
Gross profit	139.1	129.9	9.2	7.1%
Administrative and selling expenses	(124.2)	(102.6)	(21.6)	(21.0%)
Other operating income / (expense)	14.6	(4.3)	18.9	439.5%
Operating profit	29.5	23.0	6.5	28.3%
Liquids Production and Commercialization
Revenues from sales	2,065.3	1,835.7	229.6	12.5%
Cost of sales	(994.7)	(791.1)	(203.6)	(25.7%)
Gross profit	1,070.6	1,044.6	26.0	2.5%
Administrative and selling expenses	(421.6)	(396.6)	(25.0)	(6.3%)
Other operating (expense) / income	(2.1)	0.4	(2.5)	(625%)
Operating profit	646.9	648.4	(1.5)	(0.2%)
Other services
Revenues from sales	109.1	109.4	(0.3)	(0.3%)
Cost of sales	(64.4)	(75.0)	10.6	14.1%
Gross profit	44.7	34.4	10.3	29.9%
Administrative and selling expenses	(24.8)	(13.7)	(11.1)	(81.0%)
Other operating expense	(0.3)	-	(0.3)	(100.0%)
Operating profit	19.6	20.7	(1.1)	(5.3%)
Telecommunications
Revenues from sales	29.5	26.5	3.0	11.3%
Cost of sales	(14.4)	(12.2)	(2.2)	(18.0%)
Gross profit	15.1	14.3	0.8	5.6%
Administrative and selling expenses	(4.4)	(4.6)	0.2	4.3%
Other operating expense	(0.1)	-	(0.1)	100.0%
Operating profit	10.6	9.7	0.9	9.3%

Regulated Natural Gas Transportation Segment.

The Natural Gas Transportation business segment represented 23.1% and 23.4% of our total revenues during the years 2013 and 2012, respectively.

Revenues relating to the CAU amounted to Ps. 49.6 million, and Ps. 52.4 million for the years ended December 31, 2013 and 2012, respectively. See “Item 4. Our Information—B. Business Overview— Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

•

Costs of sales and administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 70.1 million, from Ps. 576.0 million to Ps. 646.1 million, as compared to the year ended December 31, 2012. This increase was mainly attributable to higher labor costs relating to the joint negotiations during 2013, amounting Ps. 52.5 million and an increase of Ps. 15.5 million in taxes and contributions.

•

The positive variation in Other operating income was mainly due to the reversal of allowances for doubtful accounts amounting Ps. 18.3 million attributable to the collection of the notes issued by MetroGAS See “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information. — Other Litigation” —for more information.

Liquids Production and Commercialization Segment.

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

During 2013, the Liquids Production and Commercialization business segment recorded an operating income of Ps. 646.9 million, compared to Ps. 648.4 million in 2012. The main factors that affected the results of operations for this segment during 2013 were the following:

•

The Liquids Production and Commercialization segment revenue increased by Ps. 229.6 million in 2013, compared with the previous year, mainly due to an increase of Ps. 300.8 million resulting from the depreciation of the Argentine peso compared to the U.S. dollar and higher revenues derived from logistics services rendered in Puerto Galván amounting to Ps. 24.0 million. Both effects were partially offset by a decline in international reference prices (a decrease of Ps. 46.5 million) and lower export volumes in order to meet the higher local demand for LPG, resulting in a Ps. 63.0 million decrease in net revenues.

•

On average, prices of LPG were lower than prices reported in the previous year. In the second half of the year we conducted a price bid for our new export agreement, and due to market conditions at the conclusion of the bid, we obtained a considerable decrease in the final price, despite the unstable scenario in the international market. In addition, Cerri Complex’s processing activities were restricted by the policy adopted by the Government to guarantee the supply of natural gas. In spite of this, through adequate temporal management of the complex and its facility maintenance plans, we have been able to mitigate the negative impact of the drop in processing activity, and obtain a higher yield of processed natural gas volumes.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 228.6 million, from Ps. 1,187.7 million to Ps. 1,416.3 million, as compared to the year ended December 31, 2012. This increase was mainly due to: (i) a Ps. 156.1 million increase in variable production costs of liquids resulting from the rise in the price of natural gas, purchased as RTP for the Cerri Complex, (ii) a Ps. 18.4 million increase in export and turnover tax from sales, and (iii) a Ps. 12.3 million increase in labor costs.

During 2013, there have been changes in the liquid processing framework agreement with producers and shippers, which had a significant impact on our operating costs. For this reason, we negotiated the renewal of the agreements to purchase natural gas with our suppliers in order to ensure the arrival of this raw material with higher calorific power to the Cerri Complex.

These costs had a negative impact on the operating margins of the Liquids production and commercialization business segment, which in prior years had managed to offset the negative effect of tariff freezing in the Natural Gas Transportation segment.

As described in “Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation,” in 2008, the Executive Branch created the gas charge under Presidential Decree No. 2,067/08. The gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011. We are currently disputing the increased gas charge, and the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, has issued an injunction in July 2012, currently prorogated until September 2015, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the gas processing charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Charge Resolutions, pending resolution of the dispute. See “Item 8. —Financial Information—A. Consolidated Statements and Other Financial Information—Tax Claims.”

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. The increased natural gas processing charge that was recorded in our financial results for the year ended December 31, 2012, resulted in an increase of Ps. 135.1 million in our cost of sales for 2012. If the injunction had not been obtained, the impact of the Gas Charge Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Charge Resolutions for the year ended December 31, 2013, assuming that we were able to recover the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 123.9 million and a net loss for the year ended December 31, 2013.

In addition, the cumulative impact on retained earnings since we obtained the injunction would have been involved a reduction of Ps. 189.4 million.

Other Services.

During 2013, the Other Services business segment recorded an operating income of Ps. 19.6 million, compared to Ps. 20.7 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

•

Other Services revenues decreased by Ps. 0.3 million for the year ended December 31, 2013 compared to 2012, primarily due to higher revenues of Ps. 26.8 million in fiscal year 2012 for management services rendered to the gas trust related to the expansion of the pipeline system and facilities for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank imported by ship, located near the city of Bahia Blanca in the Province of Buenos Aires. This effect was offset in 2013 by higher revenues from steam generation services for electricity generation (Ps. 12.1 million), the positive impact of the variation in the exchange rate of the Argentine peso against the U.S. dollar and the effect price adjustments (approximately Ps. 12.0 million) had on the revenues from natural gas treatment and conditioning.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 0.5 million, from Ps. 88.7 million to Ps. 89.2 million, as compared to the year ended December 31, 2012. The decrease was principally attributable to lower cost of services rendered to third parties of Ps. 15.8 million. This effect was partially offset by the increase in labor cost of Ps. 4.8 million and higher turnover tax of Ps. 7.8 million.

Telecommunications.

During 2013, the Telecommunications business segment recorded an operating profit of Ps. 10.6 million, compared to Ps. 9.7 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

•

Net revenues increased by Ps. 3.0 million in the year ended December 31, 2013, when compared to 2012, due to the increase in the telecommunication services provided by Telcosur after the consummation of new long-term agreements.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2013 increased by Ps. 2.0 million.

B. Liquidity and Capital Resources

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and achieve our objectives. Our cash flows from operations have been affected in recent years due to the lack of adjustment to our natural gas transportation tariffs to cover increases in our operating costs. Along these lines, and as a guiding principle, financial solvency is our main objective.

To preserve cash surpluses, we invest in low risk and highly liquid financial assets offered by high quality financial institutions that are located in Argentina and the United States of America. Our policy is designed to diversify credit risk.

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

As from April 2014, Resolution No. I-2852/14 issued by ENARGAS stipulated a gradual adjustment applicable to the natural gas transportation tariff, reaching a total increase of 20% in August 2014. This increase is not enough to offset the huge increase in costs recorded over the last years, in spite of our continuous efforts to reduce them, a situation that has resulted in an annual operating loss. If the conditions prevailing at the date of this Annual Report remain unchanged, the economic and financial situation of our Natural Gas Transportation business segment will continue deteriorating.

Regarding the Liquids Production and Commercialization business segment, as it is mentioned in “Item 5—A. Operating results —Liquids Production and Commercialization.” as from the fourth quarter of 2014, it began to be affected by the decline in the reference international prices of the Liquids. In 2014, we also continued participating in the Stabilization Agreement Program, through which butane is commercialized at subsidized sales prices, despite significantly higher production costs, generating losses in this business segment. For further information see “Item 4—A. Our Information—Liquids Production and Commercialization.”

The aspects described above have changed our operating cash flow, especially the operating cash flow corresponding to the Liquids business segment that in prior years had mitigated the natural gas transportation segment difficulties and the profitability decrease as a consequence of the sustained cost increase not reflected in the tariff increase. Nonetheless, during 2014, our operating cash generation has been sufficient to meet our operating costs and capital expenditures.

In previous years, increased prices and volumes in our Liquids production and commercialization segment have compensated for the decrease in the operating income of our Natural Gas Transportation business segment, which has been negatively affected by the continuous increase in its operational cost and the lack of tariff adjustment since 1999. Moreover, over the last few years the Peso has depreciated against the U.S. dollar. A potential new devaluation of the peso, additional capital expenditures required by the Government or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

The decline in international reference prices could be regarded as circumstantial, but has structural effects that could adversely affect the operative margins of our Liquids Production and Commercialization business segment, which up to this year had allowed us to balance our cash flows, offsetting the negative effect of the lack of natural gas transportation tariffs adjustment. Thus, these negative factors further emphasize the need to continue and strengthen all our efforts aimed at obtaining the expected adjustment of our tariffs in the natural gas transportation segment.

Our primary sources and uses of cash during the years ended December 31, 2014 and 2013 are shown in the table below:

	Years ended December 31,
	2014	2013
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	893.8	693.0
Cash flows provided by operating activities	1,019.0	871.0
Cash flows used in investing activities	(194.4)	(484.6)
Cash flows used in financing activities	(982.4)	(238.1)
Net (decrease) / increase in cash and cash equivalents	(157.9)	148.2
Foreign exchange gains on Cash and cash equivalents	53.5	52.5
Cash and cash equivalents at the end of the year	789.4	893.8

Cash Flows Provided by Operating Activities

Cash flows from operating activities for the year ended December 31, 2014 increased by Ps. 148.0 million, principally due to the increase in the operating income of Ps. 226.0 million, partially offset by higher financial interest paid of Ps. 36.6 million and payments made with respect to the financial derivate instruments of Ps. 59.7 million. The increase in the operating income is mainly attributable to higher cash flow generated by the Liquids productions and commercialization segment.

Cash Flows Used in Investing Activities

Cash flows used for investing activities decreased by Ps. 290.2 million. This decrease is mainly due to the increase in cash flows generated by the sale of financial assets, other than cash equivalents, of Ps. 405.4 million used to meet our financial obligations. This effect was offset by higher capital expenditures of Ps. 115.2 million due to higher costs incurred for carrying out repair and maintenance of pipeline system operated by us and the works performed to build a new storage tank (see “Item 4. Our Information – A. Our History and Development – Capital Expenditures.”)

Cash Flows used in Financing Activities

Cash flows used in financing activities increased by Ps. 744.3 million mainly due to the cancellation of U.S. dollar 94.7 million of principal of our financial debt in May 2014.

In addition, during our Board meeting of November 26, 2014, the Board approved the distribution of Ps. 260.5 million as a cash dividend (of which Ps. 36.8 million net of taxes remained payable). Meanwhile, during 2013, the cash dividends amounted to Ps. 263.7 million and were paid according to the provisions of the Board of Directors on December 6, 2012 and March 18, 2013.

Description of Indebtedness

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

Beginning in April 2007, we began a series of steps to refinance the Restructured Notes and the amended and restated loan agreements with Inter-American Development Bank (the “Amended Loans”). These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the “Tender Offer”), which was completed in May 2007 and accepted by 78.4% of the note holders; a new notes offering (described below); an optional prepayment of amounts outstanding under the Amended Loans; and the redemption of all of the Restructured Notes remaining after the completion of the Tender Offer. Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$ 500 million (the “2007 Notes”) pursuant to our Medium Term Note Program (the “2007 Program”), which provides for the issuance of up to a maximum principal amount of US$ 650 million in notes. The interest rate for the 2007 Notes is fixed at 7.875%, and the maturity date is May 14, 2017. The principal amount will be amortized in four equal payments, which will mature on May 14, 2014, 2015, 2016 and 2017.

Between August 2008 and August 2010, we cancelled 2007 Notes with a nominal value of US$ 125,976,000, which were purchased by us on market, at prices lower than their nominal value. These purchases and cancellations helped us to reduce our finance costs.

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes (the “Exchange Offer”). The Exchange Offer settled on February 11, 2014. We accepted 67% of the 2007 Notes, US$ 250,741,000 aggregate principal amount and issued US$ 255,451,506 of new notes (the “2014 Notes”) pursuant to our Medium Term Note Program approved by the CNV on January 3, 2014 (the “2014 Program”). The 2014 Notes bearing interest at a fixed rate of 9.625% per annum, and the principal will be amortized in four equal payments, which will mature on May 14, 2014, 2018, 2019 and 2020.

As of the date of this Annual Report, our total indebtedness under the 2007 Notes amounted to US$92,462,250 and thus, the amortization payments amount to US$ 30,820,750 payable in each of 2015, 2016 and 2017. Our total indebtedness under the 2014 Notes amounted to US$ 191,588,630 and thus, the amortization payments amount to US$ 63,862,876 payable in each of 2018, 2019 and 2020. See “Item 10. Additional Information – C. Material Contracts –Debt Obligations.” The first amortization payment was in May 2014.

We are subject to several restrictive covenants under both our 2014 Notes and our 20017 Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. In addition to the required principal amortization payment obligations, we are also subject to other restrictive covenants that affect our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations” for a detailed discussion of the terms of our financial debt, including the interest rates and material covenants applicable to such indebtedness.

Beginning in 2013, we implemented actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering currency forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we will invest in financial instruments which reflect the variation of the exchange rate. In light of the current financial crisis and the macroeconomic environment, our ability to finance our financial debt payments could be limited.

During the years 2014 and 2013 a financial (expense) / income of (Ps. 103.5 million) and Ps. 38.0 million was recognized as a result of currency forward agreements.

On August 24, 2012, we signed a Ps. 20.0 million loan with Santander Río Bank (the “Santander Loan”), which bears interest at fixed rate of 15.01% per annum, payable monthly. The Santander Loan amortizes principal in nine quarterly and equal installments of Ps. 2.2 million, beginning on August 26, 2013 and matures in August 2015.

During 2013, we obtained two loans. The first, on November 22, 2013, was a financial loan of Ps. 20.0 million received from Banco Itaú Argentina S.A. Payments of principal are due in 25 equal and consecutive monthly installments beginning in November 2014 and ending in November 2016. The loan bears an interest rate of 15.25%, and it must be repaid on a monthly basis after its execution.

Also, on December 3, 2013, we obtained a loan from Banco Macro S.A. of Ps. 10.0 million. The loan bears an interest rate of 15.25%, to be repaid monthly. Payments of principal are due in equal and consecutive monthly installments beginning in July 2014 and ending in April 2017.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2015-2017 period, in millions of U.S. dollars, are set forth in the following table:

	2015	2016	2017	Total
Gas transportation
Reliability and others	18.1	26.5	26.1	70.7
Expansions	-	-	-	-
Operational efficiencies	-	0.1	0.1	0.2
Total	18.1	26.6	26.2	70.9
Liquids production and commercialization
Reliability and others	6.5	10.3	10.1	26.9
Expansions	-	-	-	-
Operational efficiencies	-	-	-	-
Total	6.5	10.3	10.1	26.9
Other services(1)	6.7	-	-	6.7
Total Capital Expenditures	31.3	36.8	36.3	104.4

(1) The corresponding works of 2015 will be financed by our clients through prepayment of the service to be provided.

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because most of our debt obligations are denominated in U.S. dollars and more than Ps. 1,397.4 million of our annual revenues are peso-denominated. Contributing to this exposure are the measures taken by the Government since the repeal of the Convertibility Law and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization segment, 83.8% of which are denominated in U.S. dollars. See “Item 3—Key Information Exchange Rates Information.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States of America. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist in money market mutual funds and fixed-term deposits. In addition, in order to reduce our exposure to currency exchange rates, during 2013 our Board of Directors approved a change in our investment policy allowing us to invest in funds and other instruments to compensate for the negative impact of the variation of the peso against the U.S. dollar on our net liability position, which is primarily in U.S. dollars. To that end, as of December 31, 2014, some of our funds were in dollar-linked mutual funds. In addition, we have entered into forward purchase transactions. For further information see “—Derivative Financial Instruments” below.

Our financial debt obligations denominated in foreign currency as of December 31, 2014, amounted to US$ 285.0 million (Ps. 2,437.4 million). As of December 31, 2014, we also had the equivalent of US$ 32.9 million (Ps. 281.4 million) of trade and other payables denominated in U.S. dollars. Finally, US$88.3 million (Ps. 754.7 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$ 229.0 million as of December 31, 2014.

We estimate, based on the net liability financial position of our balance sheet as of December 31, 2014 that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the year ended December 31, 2014, would have decreased our income before tax for the year in approximately Ps. 196.7 million. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

In September 2014, we entered into forward purchase transactions of U.S. dollars to cover the risk exposure associated with exchange rates derived from our financial debt for an aggregate amount of US$ 44.0 million. These forward contracts settled on March 31, 2015. The weighted average exchange rate was set at Ps. 9.82 per $1. The fair value of the outstanding derivative financial instruments as of December 31, 2014 is Ps. 28.8 million (liability). During 2014 we recognized a loss of Ps. 103.5 million as a result of our currency forward purchase transactions.

We do not enter into derivative financial instrument agreements for speculative purposes.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our all of debt obligations are fixed.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “A. Operating Results—Discussion of Results of Operations for the Two Years ended December 31, 2014 and 2013” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

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

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2014:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	3,270.5	496.4	1,576.8	1,197.3	-
Purchase Obligations (3)	769,9	769.9	-	-	-
Other Long-Term Liabilities(4)	125.1	55.8	69.3	-	-
Total	4,165.5	1,322.1	1,646.1	1,197.3	-

(1)

Refers to amortization and interest payments on the 2007 and 2014 Notes as described in “Item 5. Operating and Financial Review of Prospects – Description of indebtedness.” and “Item 10 – Additional Information. C.Material Contracts”, respectively.

(2)

The total amount of interest payments includes Ps. 780.4 million of estimated interest payments accrued according to 2007 and 2014 Notes.

(3)

Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.

(4)

Refers to the estimated technical assistance service agreement to be paid to Petrobras Argentina Group pursuant to Section 2.5 of the Technical Assistance Service Agreement. For more information see, “Item 4. Our Information—B. Business Overview— Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement.”

Approximately 98% of the debt obligation amounts set forth in the table above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1.00 = Ps. 8.551 as of December 31, 2014. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of a minimum of nine directors and nine alternate directors and a maximum of eleven directors and eleven alternate directors. In the absence of one or more directors, alternate directors will attend meetings of the Board of Directors. Directors and alternate directors are elected at an ordinary meeting of shareholders and serve one- to three-year renewable terms, as decided by the shareholders.

Under our By-laws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board of Directors constitutes a quorum, and resolutions must be adopted by a majority of the directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote. Upon motion by the Chairman our Board of Directors’ meetings may be held by video or telephone conference.

The current Board of Directors consists on nine directors and nine alternate directors, all of whom were elected by our shareholders at the General Annual Shareholders’ Meeting held on April 23, 2015, for a two-year term.

The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

As we mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the AFJPs transferred their share participation of our outstanding capital stock (which as of the date of issuance of this Annual Report represents 23.1% of our common stock) to the FGS managed by the ANSES. At our General Annual Shareholders’ Meeting held on April 23, 2015, the ANSES appointed Cecilia Galarza and Alejo da Bouza as independent alternate directors to fill the vacancies of David Jacoby and David Kary who presented their resignation during 2014. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the MEF and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the MEF of the agenda for each board of directors meeting and provide related documentation.

On February 2015, the Executive Branch enacted Decree No. 196/2015, which complements the provisions of the Decree 1278/2012, mainly extending indemnity and legal assistance coverage to directors and statutory committee members appointed by the Government in companies in which it has stock participation.

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

Four of the members of our Board of Directors qualify as independent as defined in Section 301 of the Sarbanes Oxley Act and the CNV rules. Three of them are also members of our Audit Committee. The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

•

is also a member of the administrative body or dependent on shareholders who hold “significant shareholding” of the issuer, or any corporation in which those shareholders hold directly or indirectly “significant shareholding,”

•

is engaged or was engaged during the last three years to the issuer under a contract of employment,

•

provides, or belongs to a professional corporation or association, which renders professional services to or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer, or those shareholders that have any direct or indirect “significant shareholding” in TGS or from corporations in which shareholders also have any direct or indirect “significant shareholding,”

•

directly or indirectly holds “significant shareholding” in the issuer or any corporation, which holds “significant shareholding” in the latter,

•

directly or indirectly sells or provides goods or services to the issuer or its shareholders, who hold direct or indirect “significant shareholding,” for an amount substantially higher than the compensation received for their position as members of the administration body, or

•

is a husband or wife, close relative up to fourth degree of kinship or second degree of relationship that, in case of being a member of the administration body, would not be independent as set forth in the CNV regulations.

In all cases, “significant shareholding” refers to those shareholders holding at least fifteen per cent (15%) of our common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to management and administration of any such companies, or its controlling entity.

The following table reflects the current members of our Board of Directors, their respective positions on the Board of Directors and the year they were appointed to such position.

Name	Year of Appointment	Term Expires	Position	Position in Other Company
Ricardo Isidro Monge	2010	2016	Chairman	Adviser to the Executive Director at Petrobras Argentina
Gustavo Mariani	2011	2016	Director	Vice Chairman and Chief Business Development Manager at Pampa
Héctor Daniel Casal	2009	2016	Director	Legal Vice President at Petrobras Argentina
Sonia Fabiana Salvatierra	2009	2016	Director	Member of the law firm Salvatierra & Asociados Abogados
Javier Bernardo Sato	2014	2016	Director	Marketing Manager at Downstream division in Petrobras Argentina
Diego Alberto Güerri	2006	2016	Independent Director	Member of the law firm Güerri & Asociados
Carlos Alberto Olivieri	2010	2016	Independent Director	Independent Consultant
Federico Pastrana	2014	2016	Independent Director	Chairman of the Banco de Inversión y Comercio Exterior (“BICE”)
Pablo Sebastián Benchimol	2014	2016	Independent Director	Economic analyst to the Secretaría de Comercio del Interior
Jorge Raúl Subijana(1)	2010	2016	Alternate Director	Finance Manager
Mariano Batistella	2014	2016	Alternate Director	Investor Relations Officer, Special Projects and Planning Manager of Pampa
Allan Blumenthal	2011	2016	Alternate Director	Natural Gas Business at Petrobras Argentina
Favio Marcelo Pezzullo	2015	2016	Alternate Director	Marketing Manager of Natural Gas at Petrobras Argentina
Mariano Osvaldo Ferrero	2011	2016	Alternate Director	Legal Consultant
Alejandro Candioti	2011	2016	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2016	Independent Alternate Director	Chairman of GPR Economía S.A.
Cecilia Galarza	2015	2016	Independent Alternate Director	Economic analyst at Dirección Nacional de Empresas con Participación del Estado
Alejo da Bouza	2015	2016	Independent Alternate Director	Gas and Oil Coordinator at Dirección Nacional de Empresas con Participación del Estado

 (1)  Effective December 17, 2013, Mr. Jorge Raúl Subijana has been appointed as Director after the resignation of Mr. Rigoberto Mejía Aravena.

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

Gustavo Mariani has a Master in Finance from the CEMA University, a degree in Economics from the University of Belgrano, and is a Chartered Financial Analyst (CFA) since 1998. He is a partner and managing director of Grupo Dolphin S.A. In 2005, he became Director in Pampa where he currently serves as Chairman. He also serves as Director on the Boards of Edenor S.A., Transba S.A., CIESA, Central Térmica Güemes S.A., Central Térmica Loma La Lata S.A., Central Térmica Piedra Buena S.A. and he is Chairman of Hidroeléctrica Los Nihuiles S.A. and Hidroeléctrica Diamante S.A. Prior to 2005 Mr. Mariani served as Chief Financial Officer (“CFO”) of Grupo IRSA/Cresud/Alto Palermo. He was born on September 9, 1970.

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

Javier Bernardo Sato received a Chemical Engineering degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina in several positions. From October 2013 until now, he acts as the

Marketing Manager at the Downstream division of the company. In April 2008, he joined TGS and worked as Planning and Business Development Vice President until June 2010, when he was appointed as Business Vice President until October 2013. Between October 2005 and March 2008, he acted as CEO of Conecta (a gas distribution company in Uruguay). Until March 2005, he served as Planning and Business Development Manager of the refining, petrochemical and fertilizing business unit of Petrobras Argentina and between April 2004 and September 2005; he worked for Petrobras in Brazil.  He also acts as a member of the board of directors of Telcosur, Compañía Mega, CIESA and TGS. He was born on June 28, 1956.

Diego Alberto Güerri received a Law degree from the Universidad de Buenos Aires. He also obtained a Master’s Degree in Business Administration from IAE Business School, Universidad Austral. Between October 2002 and 2005, he acted as liquidator of Quilseg S.A., Quilburs S.A., Capi S.A., Cirqui S.A., Dispel S.A. and Faique S.A. He was partner of Zarantonello & Güerri law firm between 1999 and 2007. Since 2007, he has been partner of the law firm Güerri. He was born on January 8, 1969.

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

Federico Pastrana holds a degree in Economics and completed a Masters in Economics, both from the Universidad de Buenos Aires. He has served in the private sector as Director of Banco Macro SA, and in public sector as Deputy National Audiovisual Services Development of the Federal Authority for Audiovisual Communication Services. He has also worked in the Ministry of Labor and the National Council of Scientific and Technical Research. He has authored publications in the areas of Macroeconomics and Economic Policy and Economic Development. Until his appointment to the BICE he served as Advisor in the Secretariat of Economic Policy and Development Planning of the MEF.

Pablo Sebastián Benchimol received a degree in Economics from the Universidad de Buenos Aires. He currently serves as Administrative Technical Coordinator at the Dirección Nacional de Empresas con Participación del Estado, MEF. He is professor at the Universidad de Buenos Aires where he teaches Economics since 2006 and he is professor at the Economics Department of the Universidad de La Matanza since 2012 as well. Mr. Benchimol served as an economic analyst to the Secretaría de Comercio del Interior at the MEF. He was born on June 7, 1984.

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

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Javier Gremes Cordero received a Public Accounting degree from the Universidad Católica Argentina, a Master’s in Science from the Université de Management, Switzerland and a MBA from the Universidad Francisco de Vitoria, Spain. He worked for Perez Companc from January 1993 to September 2002. Between October 2002 and February 2006, he worked for Petrobras Argentina in the Financial Department of the E&P business unit. Between March 2006 and February 2009, he served as CFO and from March 2009 to November 2012 as CEO of Petrobras Ecuador. He became our CEO in November 2012. He was born on January 11, 1962.

Gonzalo Castro Olivera received a degree in Business Administration from the Universidad de Belgrano and a Master’s Degree in Finance from the Universidad Torcuato Di Tella. Between 1997 and 1998, he worked for the ABN AMRO Bank N.V. and, between 1991 and 1997, he worked at BankBoston. In both banks, he worked in corporate banking. He joined us as Head of Capital Markets in 1998, and from 2005 to 2007, he was our Finance and Corporate Information Manager. He became our CFO in 2007. He was born on October 23, 1968.

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

Nicolás M. Mordeglia received a Law degree from the Universidad de Buenos Aires in 1988 and a Master’s degree in Business Law and an Executive Business Program from Universidad Austral in 1994. During 2002 he attended an Executive Management Business Program at IAE. He worked for the Legal Affairs Department of SADE Ingeniería y Construcciones S.A. (f/k/a Sade S.A.C.C.I.F.I.M.) from 1990 to 1992, and for the Legal Affairs Department of Compañía Naviera Perez Companc S.A.C.F.I.M.F.A. from 1993 to 1995. He worked for the Legal Affairs Department of Cerro Vanguardia S.A. (f/k/a Minera Mincorp S.A.) from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina S.A. (f/k/a Pecom Energía S.A.) and has been appointed to several boards of directors and Statutory Committees in corporations in Argentina and abroad where Petrobras Argentina has interest including TGS and CIESA. Since August 2010, he has served as our Legal Affairs Vice President and, since April 2011, he has been responsible for regulatory matters. He was born on August 17, 1965.

Carlos H. Sidero graduated from the National University of Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina S.A. He joined TGS in March 2013 as Vice President Human Resources. He was born on February 16, 1956.

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Since March 2008, he has been our Management Control and Corporate Governance Vice President. He also acts as alternate director of TGU, EGS and Telcosur. He was born on October 13, 1961.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and from that year he has held different positions in our operations area. In April 2005 he was designated Service Vice President of Link. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

Néstor Hugo Martín obtained a degree in Chemical Engineering from the Universidad Nacional del Sur, Bahía Blanca. Mr. Martín has wide experience in the oil and gas industry. Between 1976 and 2002 he held different positions in companies such as ESSO S.A.P.A., YPF, Isaura S.A. and EG3. In 2002 he joined Petrobras Argentina where he served in many managerial positions especially related to planning, business, supply and trading. In 2013, he was designated as our Business Vice President. He was born on April 17, 1953.

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

B.

Compensation

The remuneration paid by us during the year 2014 in favor of our members of the Board of Directors and executive officers amounted to Ps. 3.5 million and Ps. 16.0 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

Audit Committee

According to the Capital Market Law, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” The Audit Committee operates under its Rules of Procedure, which were approved by our Board of Directors in 2003 in accordance the requirements of the Capital Market Law. The Rules of Procedure require that the three members that form the Audit Committee must be independent according to the standards of the SEC and the CNV. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the General Annual Shareholders´ Meeting held on April 23, 2015, Diego Alberto Güerri, Carlos Alberto Olivieri and Pablo Sebastián Benchimol were designated as independent members of the Board of Directors and were appointed to the Audit Committee and Alejandro Candioti, Diego Petrecolla and Federico Pastrana were appointed as their alternates, respectively.

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

In evaluating the external auditors’ performance, the Audit Committee must:

•

analyze the different services rendered by the external auditors as well as their independence, according to Technical Resolution (“TR”) No. 34 of the FACPCE, any other related regulations issued by professional councils and those regulations set by Title II, Chapter III, Article 21 of the Rules of the CNV;

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

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

•

give a prior assessment, within five days of notification, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as such shareholders represent at least 5% of our common stock (in those cases in which the minority shareholders’ rights might be affected), in order to carry out one or more specific revisions. The charges of such revisions shall be paid by the petitioning shareholders (Law No. 26,381, article 108.e);

•

provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Law No. 26,381, article 98); and

•

issue a report supporting a Board of Directors’ resolution to buy back our shares (Law No. 26,381, article 64).

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

The aggregate remuneration paid by us during the year 2014 to the members of the Audit Committee was approximately Ps. 1.4 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate remuneration paid by us during 2014 to the members of the Statutory Committee was approximately Ps. 0.8 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets out the current membership of our Statutory Committee, each of whom was appointed at the General Annual Shareholders’ Meeting held on April 23, 2015, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Claudio Norberto Vázquez	2014	2016	Syndic
José María Zuliani	2015	2016	Syndic
Javier Rodrigo Siñeriz	2015	2016	Syndic
Silvina Yazbeck Jozami	2015	2016	Alternate Syndic
Diego Martín Salaverri	2014	2016	Alternate Syndic
Alejandro Mario Roisentul Wuillams	2014	2016	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

Claudio Norberto Vázquez received a Law degree from the Universidad de Buenos Aires in 1989, and a Master´s degree in Administrative Law, a post-graduate degree in Oil and Gas and a post-graduate degree in Company Senior Management from the Universidad Austral, in 1995, 1997 and 2011 respectively. He joined Petrobras Argentina in 2006 as Legal Manager E&P – G&E. He also acts as Director of Canadian Hunter S.A., Director of Petrobras Energía Ecuador Ltd., General Manager of Ecuador TLC S.A., and syndic of Compañía Mega S.A. and Transportadora de Gas del Sur S.A. He was born on January 20, 1965.

José María Zuliani received a Law degree and a Master’s Degree in International Private Law from the Universidad Nacional de Rosario. In January 1996, he joined Refinería San Lorenzo, a subsidiary of Perez Companc, where he served as head of the Legal Department. In November 2000, he joined Petrobras Argentina (following a merger of this company with Perez Companc), where he held several managing positions. He left Petrobras Argentina in February 2009 after serving as its Gas and Energy Legal Affairs Manager. Between 2009 and 2010, he was appointed as our Legal Affairs Vice President. At present, he works as consulting partner in Salaverri, Dellatorre, Burgio & Wetzler Malbrán law firm. He was born on December 13, 1961.

Javier Rodrigo Siñeriz Mr. Siñeriz holds a law degree from the Law School of the Catholic University of Argentina. He also holds a master degree in law and judicature from the Austral University, a master degree in Governmental law from the School of Lawyers of the government and a specialization in fiscal law from the Litoral National University. Mr. Siñeriz also serves as syndic of SA San Miguel AGICI y F, Administradora de Recursos Humanos Ferroviarios SACPEM, Compañía Inversora de Transmisión Eléctrica Citelec SA, and as an alternate syndic of Pellegrini S.A. Gerente de Fondos Comunes de Inversión,  BICE (Banco de Inversión y Comercio Exterior), Intercargo SAC, Nación Servicios S.A., Fábrica Argentina de Aviones Brig. San Martín S.A., Líneas Aéreas Federales S.A., Sociedad Operadora Ferroviaria S.E. and Tandanor SACIyN. He was born on December 1, 1970.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See Item 16.G. Corporate Governance.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2014, 2013 and 2012:

	Number of Employees as of December 31,
Department	2014	2013	2012
General	2	2	2
Administration and Finance	47	47	47
Human Resources	20	19	18
Control and Corporate Governance	10	10	8
Legal and Regulatory Affairs	12	11	11
Public Affairs	7	7	8
Services	136	138	124
Safety and Environmental	12	10	9
Business	40	41	44
Internal Audit	3	2	-
Operations	627	616	613
Total	916	903	884

The following table sets out the number of employees according to geographical location as of December 31, 2014, 2013 and 2012:

	Number of Employees as of December 31,
Location	2014	2013	2012
City of Buenos Aires	244	247	219
Province of Buenos Aires	390	383	382
Province of Chubut	58	54	57
Province of La Pampa	13	13	13
Province of Neuquén	73	69	72
Province of Río Negro	54	56	56
Province of Salta	-	-	1
Province of Santa Cruz	82	79	81
Province of Tierra del Fuego	2	2	3
Total	916	903	884

As of December 31, 2014, 2013 and 2012 the number of temporary employees working for us was 20, 16 and 53, respectively.

Under Argentine law, in the event of an unjustified dismissal of an employee, the employer is required to pay the terminated employee severance, the amount of which is regulated by the Argentine Labor Law (Section 245). The severance consists of payment of one month’s wages for each year of employment. The Argentine Labor Law stipulates limits to the severance payment; these limits affect only employees who earn high wages. However, the Supreme Court has ruled this severance payment limitation unconstitutional when it results in a loss of more than 33% for a terminated employee as compared to the unlimited amount.

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

Higher inflation levels in Argentina have led to increased conflict between employers and unionized workers, particularly within the gas industry. During 2014, we signed several arrangements with our labor unions. These arrangements addressed both wage and working conditions. While the existence of several labor unions hinders our ability to achieve unified treatment of labor relations agreements, we have achieved the goal of maintaining one single salary and development structure for each labor union representing our staff.

We have begun contract negotiations with our labor unions to avoid conflict in 2015, but the status of these negotiations is uncertain.

Currently, 23.0% of our workforce is affiliated with one of three national unions, each of which has representation in each of the provinces in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of the date of issuance of this Annual Report is 83,393 shares.

Our directors, Syndics and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares. Local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Petrobras Argentina Group, which altogether hold 50% of CIESA’s common stock and (ii) the Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina), which has a trust shareholding of 40%. The additional 10% is held by PEPCA (a subsidiary of Pampa). (See “Item 4.—Our Information—A. Our History and Development—General” above.)

On July 13, 2012, Pampa and Petrobras Argentina Group entered into the 2012 Settlement Agreement. Pursuant to the 2012 Settlement Agreement and as a relevant condition thereof, the above mentioned parties cancelled all of CIESA’s Notes due and outstanding since 2002. As compensation, CIESA, among other payments, cancelled the aggregate financial debt by means of (i) the transfer of 34,133,200 of our Class B Shares (representing 4.2962% of our outstanding Class B Shares), to PISA (a subsidiary of Pampa) and (ii) once the pending governmental approval is obtained, the transfer of shares representing 40% of the capital stock in CIESA that is currently held in trust by The Royal Bank of Scotland, Sucursal Argentina to PISA. Upon completion thereof Pampa Group will be the direct and indirect holder of 50% of the capital stock of CIESA.

The following table sets forth certain information, with respect to each shareholder known to us to own more than five percent of our common stock as of March 31, 2015:

Name of Beneficial Owner	Number of Shares	Percent of Total Common Shares	Class
CIESA	405,192,594	51.0000%	A
ANSES	183,618,632	23.1113%	B

Pursuant to the Pliego and the terms of the 2007 Notes and 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

As of March 31, 2015 a total of 27,123,863 ADRs, representing 135,619,315 Class B Shares (34.84% of the total Class B Shares) were held by approximately 30 registered holders. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

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

Under this agreement, Class A1 and B1 shares are owned by Petrobras Argentina Group, Class A2 and B2 shares belong to the Trust and Class B3 shares are owned by PEPCA.

Transfers of CIESA and Our Shares. The Shareholders’ Agreement provides certain rights of first refusal and “tag-along” or co-sale rights in favor of PEPCA, in the event of a proposed transfer of CIESA shares. In particular, before any sale of shares to outside parties, the selling shareholder must offer to sell such shares to PEPCA at the price agreed upon in a written purchase proposal from the outside party seeking to purchase such shares. In the event that PEPCA does not choose to purchase the shares, it can opt to have a portion of its own shares (the allotted portion is dependent on the number of shares being sold) additionally included in the shares to be sold by the selling shareholder to the third party.

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

Our current Board of Directors consists of nine directors (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders (controlled by Petrobras Argentina Group) nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders (controlled by the Trust) nominate two regular directors and two alternate directors, the Class B1 shareholders (controlled by Petrobras Argentina Group) nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders (controlled by PEPCA) nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining independent directors must be unanimously approved by all shareholders of CIESA.

Under the terms of the Shareholders’ Agreement, but subject to shareholders’ overriding duty to protect our corporate interest and the common interest of all our shareholders, the CIESA- nominated directors shall vote unanimously in favor of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

Regarding the designation of our Statutory Committee members, Petrobras Argentina Group appoints two syndics and the same number of alternate syndics. The position of Chairman of our Supervisory Committee is held by one of the two syndics appointed by the Class A1 shareholders. The remaining syndic and alternate syndic are appointed by the Class B3 shareholders.

Tender Offer Regime. According to the Capital Market Law, public companies will be included in the tender offer regime, starting from the date of the shareholders’ meeting approving the company’s inclusion in the regime or automatically upon the first shareholders’ meeting held twelve months after the enforcement of the CNV resolution regulating the matter, issued in March 2003. The decree also provides that if a public company is not willing to be included in such regime, it must incorporate an article to its By-laws stating the following: “Company not Subject to the Tender Offer Regime.” Our shareholders decided not to adhere to this regime, and approved an amendment to our By-laws to incorporate the exclusion expressly at the Shareholder’s Meeting held on April 2, 2004.

B.

Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on a percentage of our operating income. With the prior approval of ENARGAS and our Board of Directors, in October 2014, we and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014. For additional information see “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement.”

Commercial transactions

During 2014, we entered into certain agreements with Petrolera Pampa S.A. and Petrobras Argentina, for the transfer of natural gas and richness to us by these companies. These agreements will expire in April and October 2015, respectively. The price, which is denominated in U.S. dollars, is determined according to common practices.

Moreover, we, under certain agreements, process the natural gas in Cerri Complex and commercialize the liquids, render natural gas transportation services and other services to our related companies, mainly to Petroleo Brasileiro and MEGA.

Financial transactions. Loan agreement with Pampa.

On October 5, 2011, we granted a US$26 million loan to Pampa. Proceeds from the loan were used by Pampa to exercise the option contained in the Call Option Agreement, (defined under “Item 10 Additional Information). This loan is described in more detail under “Item 10 Additional Information —C. Material Contracts.” Additionally, to guarantee compliance with its obligations, Pampa created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Government acquired upon exercise of the option mentioned above. For more information, see “Item 10—Additional Information.—C. Material Contracts.” After several extensions of the maturity of the loan, on May 7, 2013, our Board of Directors approved amendments to certain terms and conditions of the loan granted to Pampa.

As of December 31, 2014 and March 31, 2015 the outstanding amount of the loan to Pampa was US$ 31.7 million and US$ 32.2 million (Ps. 268.1 million and Ps. 280.5 million at exchange rate of the reference date), respectively, including accrued interest.

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2014, are as follows:

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2014, see Note 19 to our consolidated financial statements included as part of this Annual Report on Form 20-F.

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

Tax Claims

a)

Exemption of the sales of Liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, we required the Tax Agency of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld our complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, where they were not raw materials for an industrial process.

Due to these facts, we filed an appeal in May 2007 before the Province of Buenos Aires Court seeking the exemption on the basis that propane and butane may be utilized for uses different from those in the petrochemical industry. On December 14, 2014, we were notified that the court denied our claim. On December 22, 2014, we filed an appeal against this decision. As of the date of this Annual Report, the Court has not issued a final decision.

In September 2014, we paid Ps. 13.2 million to cancel the total amount claimed by the Agencia de Recaudación de la Provincia de Buenos Aires (“ARBA”) for the fiscal periods from January 2002 to July 2003.

On February 19, 2008, we were notified of a formal assessment of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, we filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, we filed an appeal with the Tax Court of this province in January 2009.  On November 23, 2013 the Tax Court partially upheld our complaint. Finally, in March 2015 we cancelled the total amount claimed for the fiscal periods from August 2003 to December 2004.

On December 4, 2012, we were notified of a new formal assessment of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline. On December 26, 2012, we answered the charges alleging the statute of limitations of the taxes claimed for 2006 period had expired. On April 10, 2013, the ARBA rejected our statute of limitations defense. On May 2, 2013, we lodged an appeal against ARBA’s decision with the Tax Court. On September 3, 2014, we were notified that the Tax Court denied our appeal. We have presented our statute of limitations argument before the Contentious-Administrative Court. As of the date of this Annual Report, a decision by the Contentious-Administrative Court is still pending. On February 2015, ARBA initiated the fiscal execution process for the fiscal year 2006. Against this new proceeding, we alleged the statute of limitation.

On April 13, 2013, we were notified of a new formal assessment of Ps. 2.7 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from January 2007 to April 2008. On June 14, 2013, we were notified of the penalty resolution which was appealed on July 13, 2013 alleging the statute of limitations of fiscal year 2008.

As of December 31, 2014, the provision relating to this matter, including interest, amounted to Ps. 21.1 million.

b)

Turnover tax calculated on the natural gas price used by us as fuel to render its transportation services

Province of Santa Cruz

In November 2002, the Tax Bureau of the province of Santa Cruz sent us a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by us as fuel to render our transportation services.

This assessment corresponds to the period from January 1998 to October 2002. In August 2005, we paid the amount claimed of Ps. 1.6 million (including interest until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court. On February 19, 2015, the Supreme Court of Justice issued a final decision, which rejected the appeal filed by us.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent us a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011, in the amount of Ps. 5.9 million. In September 2013, we paid Ps. 6.8 million (including interest as of that date) and initiated the tax recovery process, which is pending.

Province of Río Negro

In November 2005, we received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, we initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007. The tax recovery process was rejected on August 1, 2012. We have appealed this decision. On September 30, 2014, we requested the opening of the evidence stage, which as of the date of this Annual Report is ongoing.

Province of Tierra del Fuego, Antártida Argentina e Islas del Atlántico Sur

In September 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent us a formal assessment notice for the payment of Ps. 11.2 million corresponding to 2002-2007 period. Once all legal actions were lodged, in February 2013, we paid the amounts claimed, beginning the tax recovery process.

In November 2013, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur initiated new formal assessments for the periods August 2008 and March 2013 and April 2013 and June 2014 asking for the payment of Ps. 24.1 million and Ps. 12.7 million, respectively. For the period from August 2008 to March 2013 we have initiated legal actions against the High Court of the Province of Tierra del Fuego challenging these assessments. Regarding the period from April 2013 to June 2014, we filed an appeal for reconsideration against the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur. These legal actions are still pending.

If our position regarding the turnover tax claims mentioned above fails and the turnover tax has to be paid, we are entitled to recover this amount by a transportation tariff increase as set forth in the License. However, there can be no guarantee that such tariff increase would be granted, notwithstanding the terms of the License.

As of December 31, 2014, we recorded a provision of Ps. 120.8 million in respect of this contingency. This amount was determined in accordance with the estimates of tax and interest, that would be payable as of such date, in case the resolution of this contingency is unfavourable to us.

c)

Action for annulment by ENARGAS of the Gas Charge Resolutions

Within the framework of a legal action against the Gas Charge Resolutions, on July 10, 2012, we obtained a preliminary injunction from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the gas processing charge established in the Gas Charge Resolutions, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of said resolutions. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. Pursuant to the prevailing legislation, the precautionary injunctions issued against the Government are renewable at the request of a party at its maturity. We requested and obtained a new preliminary injunction which will expire in September, 2015. Given this limited duration, we filed an appeal before the Supreme Court. In April 2014, the Court of Appeals in administrative federal matters before which ENARGAS and the Government appealed the granting of the injunction confirmed the injunction and rejected the appeals.

On December 21, 2012, we expanded the grounds of our demand and requested that the case be referred to the defendants, since we are producing the discovery.

The basis for our claims relating to the Gas Charge Regulations is that these regulations violate the constitutional principles that govern the issuance of matter and annulment of administrative acts, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This is a fundamental issue raised by us in the legal action, which was the basis adopted by the presiding judge to issue the preliminary injunction in

2012. Furthermore, we believe the implementation of the Gas Charge Resolutions would constitute a confiscation of our ability to maintain our economic and financial condition.

Our Management believes it has sufficient valid arguments to defend our position, and thus, we have not recorded the increase of the charge for natural gas consumption from the date of obtaining the injunction until the date of the issuance of this Annual Report. In the event this injunction had not been obtained, we estimate the impact of the Resolutions as of December 31, 2014, assuming that we were able to recover the charge in the sale price of product, would have resulted in an additional net expense of        Ps. 182.8 million. Meanwhile, the impact on retained earnings since obtaining the injunction would have involved a reduction of Ps. 372.2 million.

d)

Recovery action of VAT and income tax payments

On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 we filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1,918/09, on December 16, 2010 our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. Our claim was not heard after three months, so on October 9, 2013, we filed an appeal before the Federal Tax Bureau. As of the date of this Annual Report, the case is in evidence stage.

The total amount claimed by us amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current credits.”

Other Litigation

a)

Tariff renegotiation

As discussed above under “Item 4. Our Information—B. Business Overview— Gas Transportation—Regulatory Framework,” we are involved in the process of renegotiating our public service contracts with UNIREN.

b)

Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our Management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2014 the total amount of provisions, relating to these matters amounted Ps. 8.3 million.

c)

Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in any material environmental liabilities as a result of our operations to date. As of December 31, 2014, the total amount of these provision amounted Ps. 0.1 million.

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

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2010	6.19	2.71	4.72	2.02
2011	6.24	2.70	3.83	2.37
2012	3.08	1.23	3.02	1.80
2013	2.77	1.55	5.23	2.22
2014	3.80	1.83	10.40	3.65

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2014				2013
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	2.40	1.83	4.61	3.65	1.96	1.55	3.11	2.22
Second Quarter	3.26	2.37	7.03	4.68	1.86	1.61	3.40	2.60
Third Quarter	3.43	2.70	10.40	5.50	2.23	1.74	4.20	2.58
Fourth Quarter	3.80	2.93	9.40	6.90	2.77	2.07	5.23	3.70

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low
November 2014	3.80	3.38	9.30	8.25
December 2014	3.71	3.10	9.00	6.90
January 2015	3.50	3.01	8.40	7.55
February 2015	3.85	3.07	9.10	7.60
March 2015	5.94	3.84	14.10	9.10
April 2015 (through to April 28,2015)	5.62	4.92	13.45	11.60

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2014, the market capitalization of shares of the 95 companies (excluding mutual funds) listed on the BASE was approximately Ps. 3,892,851 million. At the end of December 2014, the top 10 listed securities, representing 93.5% of the total trading in securities listed on an exchange, were traded through the Mercado de Valores (“Stock Market”), affiliated with the BSE.

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the “MERVAL”) and the BASE. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE and trading in corporate debt securities is conducted on both the BASE and the MAE. Trading in Argentine government securities, which are not covered by the agreement, may be conducted on either or both of the BASE and the MAE. The agreement does not extend to other Argentine exchanges.

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

•

Strengthening mechanisms for the protection of and prevention of abuses against small investors and for the protection of consumers’ rights;

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

The CNV is a self-administered agency of the Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the CNV Regulations among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the MEF, which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

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

The MERVAL. Pursuant to the new Capital Market Law, the CNV has authorized 9 stock markets since September 2014. According to this law, the BASE has been authorized to operate as a qualified entity, under the appointment of the MERVAL. MERVAL is a private entity incorporated whose stock capital is composed of publicly traded shares. MERVAL’s main functions comprise Trading as well as performing as a Clearing House and Central Counterparty (CCP) in the settlement and monitoring of transactions carried out through its Trading Systems.

MERVAL’s main functions granted by the new Capital Market Law are as follows:

a)

To issue regulations that allow stock brokers and brokerage firms authorized by the CNV to perform their duties;

b)

To authorize, suspend and cancel the listing and/or trading of negotiable securities pursuant to the provisions set forth in its bylaws;

c)

To issue regulations that ensure veracity in the record of prices and trades;

d)

To issue the regulations and policies deemed necessary to ensure transparency in the trades conducted by member stock brokers;

e)

To fix the margins that member brokers are to comply with for each type of trade MERVAL guarantees; and

f)

To set up Arbitration Tribunals.

The above mentioned powers may be exercised by MERVAL or delegated, in whole or in part, to other qualified entities. Accordingly, MERVAL has entered into an agreement with BASE to enforce items b) and f).

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. Certain information regarding the Argentine equities market is set forth in the table below.

	2010	2011	2012	2013	2014
Market capitalization (US$ in billions)	477.9	374.4	471.0	514.6	455.2
Average daily trading volume (US$ in millions)	14.5	12.9	8.4	12.1	20.3
Number of listed companies	107	105	107	105	101

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

B.

Memorandum and Articles of Association

Information contained in Item 14 of TGS’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

2014 By-laws amendments

The Ordinary and Extraordinary Shareholders Meeting held on April 30, 2014 approved certain amendments of our by-laws. The purpose of these amendments was to provide our administration with greater flexibility to manage as well as adapt the By-laws to the requirements of the Capital Market Law. Below you will find a description of the amendments to our By-laws:

•

Subject to the approval of the Annual Shareholders Meeting, the number of members of the Board of Directors may vary between nine and eleven directors and an equal number of alternate directors.

•

The board of directors meetings may be held not only with the members present, but also with the members communicating remotely. Under our By-laws, all members will have the same power to vote on a proposal and will be considered to constitute a quorum.

•

The Audit Committee duties, which are in line with those requirements stipulated in the Capital Market Law, were incorporated to our By-laws. For additional information regarding Audit Committee duties, see “Item 6. C. Board Practices. Audit Committee.”

The amended By-laws as approved by the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2014 is incorporated in this Annual Report as Exhibit 1.2.

C.

Material Contracts

Debt Obligations

2007 Notes

On May 14, 2007, we issued the 2007 Notes in aggregate principal amount of US$ 500,000,000 under our 2007 Program.  The Program provides for the issuance of up to a maximum principal amount of US$ 650 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated December 21, 2006, and by resolutions of our Board of Directors adopted on January 4, 2007, March 30, 2007 and April 20, 2007. The program was also authorized by the CNV on January 18, 2007.

The scheduled maturity date of the 2007 Notes is May 14, 2017. The 2007 Notes accrue interest at an annual fixed rate of 7.875%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2015, 25% on May 14, 2016 and 25% on May 14, 2017. Between August 2008 and August 2010, we cancelled 2007 Notes with a nominal value of US$ 125,976,000, which were purchased by us on market, at prices lower than their nominal value. On January 10, 2014, we launched the Exchange Offer to exchange any and all outstanding 2007 Notes for 2014 Notes. On February 11, 2014, we settled the Exchange Offer, and 67% of the 2007 notes were tendered, representing US$ 250,741,000 aggregate principal amount of the 2007 notes.

Taking into account these purchases and cancellations and the Exchange Offer mentioned above, the total amount of 2007 Notes outstanding as of the date of this Annual Report is US$123,283,000. Based on the aggregate 2007 Notes currently outstanding, the amount for each scheduled amortization payment will be US$ 30,820,750, with the first amortization payment due on May 14, 2014.

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

In the event that the Republic of Argentina, directly or indirectly, through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2007 Notes are entitled to require us to purchase all or a portion of the 2007 Notes at price in cash equal to 101% of the principal amount of the 2007 Notes so purchased. The 2007 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

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

2014 Notes

On February 11, 2014, we issued the 2014 Notes in aggregate principal amount of US$255,451,506 under our 2014 Program in exchange for a portion of the outstanding 2007 Notes. The Program provides for the issuance of up to a maximum principal amount of US$ 400 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated April 25, 2013, and by resolutions of our Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014.

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

In the event that the Republic of Argentina, directly or indirectly, through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2014 Notes are entitled to require us to purchase all or a portion of the 2014 Notes at price in cash equal to 101% of the principal amount of the 2014 Notes so purchased. The 2014 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

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

Loan Agreement with Pampa

On October 5, 2011, we granted a US$ 26 million loan to Pampa. Proceeds from the loan were used by Pampa to exercise the option contained in the Call Option Agreement. Additionally, to guarantee compliance with its obligations, Pampa created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine the Government acquired upon exercise of the option mentioned above.

After several extensions of the maturity, on May 7, 2013, our Board of Directors approved  amendments to certain terms and conditions of the loan granted to Pampa, among others:

i)

The expiration date was on October 6, 2014, with the option to automatically renew for an additional one-year period. This option was automatically exercised, and the new expiration date will be October 6, 2015.

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

Prior to the entry into this loan agreement and after each amendment, in accordance with the Capital Market Law, the Audit Committee analyzed and concluded that said financial transaction can be considered under ordinary and regular market conditions, based on the opinion of an external specialist.

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

(A)

(i)

Pampa (“the Borrower”) shall admit in writing its inability to pay its debts as they become due, or shall take any action relating to its own bankruptcy, insolvency or relief of debtors, or there shall be commenced by a creditor any proceeding seeking to adjudicate it as bankrupt or insolvent, and (i) that proceeding remains undismissed or refused within 30 (thirty) working days of procedural time since the date the Borrower had been summoned to give explanations or (ii) the Borrower has not paid the credit that originated the petition for bankruptcy, submitting to the Lender evidence of true payment, as appropriate; or

(ii)

The Borrower shall enter into any insolvency proceedings under the terms of sections 78 and 79 of Law 24.522; or

(iii) Any person who is a member, along with the Borrower, of an economic unit under the terms of section 65 et seq. of Law 24.522, shall submit a petition for a reorganization proceeding in a case of grouping/assembly, or if the board of directors or stockholders’ meeting of the Borrower or of any person member with the Borrower of an economic unit under the terms of section 65 et seq. of Law 24.522, shall resolve that the Borrower must file a petition for commencement of its own bankruptcy or insolvency proceedings or if such person who is a member, along with the Borrower of an economic unit shall petition for commencement of insolvency proceedings in case of grouping/assembly, as provided under the terms of section 65 et seq. of Law 24.522;

(B)

The Borrower’s stockholders’ meeting or any competent court shall issue an order for the liquidation, dissolution, or some other winding up of the Borrower;

(C)

The Borrower shall (i) not keep in force its corporate existence, and any other appropriate registrations necessary to maintain such corporate existence; (ii) substantially amend the current corporate purpose as of this date; or (iii) not perform any reasonable action to maintain in force any and all rights, concessions, permits, authorizations, contracts, agreements, insurances, powers, prerogatives, franchises, recordings, licenses and the like, that are deemed essential for the normal conduct of its activities, business or operations and compliance with its obligations, provided in each case that any such action, as determined by the Lender would substantially and adversely affect compliance with any of the obligations of the Borrower hereunder;

(D)

The Borrower breaches any of the relevant obligations undertaken hereunder, or;

(E) (i)

If within seven (7) business days following the disbursement of the loan by us, the Borrower had not credited to the Lender (x) the use of the US$ 25,000,000 (twenty-five U.S. million dollars) amount in the exercise of the option referred to as “ICSID Call Option” under the Call Option Agreement, and the acquisition of rights that the Borrower is granted under the exercise of such ICSID Call Option in accordance with the terms and conditions of the ICSID Agreement, and (y) the submittance by the actors/relevant parts of the agreement of a request for suspension of the Resubmitted Request for Arbitration (as such term is defined in the ICSID Agreement) (the "Arbitration") for a six (6) month period, or (ii) if the Borrower had not informed us about the procedural steps and courses of action adopted by the actors in the Arbitration within five (5) working days from occurrence thereof, or had not consulted and negotiated in good faith with us as to the renewal of the suspension or otherwise, prior to the expiration of each period of suspension granted and prior to adopting its decision regarding the expected course of action intended to be followed with regard to Arbitration.

Should any of the above mentioned events occur, the term for payment of principal shall be considered automatically lapsed, and all outstanding principal plus any compensatory interest and penalty interest, plus any other relevant amount, shall be considered immediately due and payable by the Borrower to us.  As of the date of this Annual Report, no event of default has occurred.

For more information, see “Item 3. Key Information—Risks Relating to Our Business— Our results of operations may be adversely affected because our License is subject to renegotiation pursuant to the Public Emergency Law.”

D.

Exchange Controls

Since the end of 2001, the Government has imposed controls on the foreign exchange market and the movement of capital. All transactions involving the purchase of foreign currency must be settled through the MULC where the BCRA supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the BCRA.

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

The most important provisions currently in force that affect us are mentioned below:

•

there is an obligation to enter all the funds received as payment for the export of liquids into the exchange market and to convert it into local currency within a short-time limit established by the MEF;

•

principal and interest payments of financial obligations may be freely made, provided that the debt has been previously reported to the BCRA and negotiated in the local foreign exchange market.

Although the purchase of foreign currency to pay dividends is legally permitted, in practice, the payment of dividends abroad is being delayed because of restrictions imposed in practice by the BCRA. This limitation is part of several informal foreign exchange measures implemented by the Argentine Government. These exchange controls impact on our ability to transfer dividends abroad and may prevent or delay payments to ADR holders.

Money Laundering

Law No. 25,246, as amended, categorizes money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means, provided that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps. 50,000.

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

On May 8, 2005, the CNV enacted Resolution No. 554, which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax havens included in Decree No. 1,344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time) that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

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

The changes introduced by Law No. 26,893 are effective from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from September 23, 2013 onwards.

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

In addition, as of the effective date of Law No. 26,893, the gross amount of dividends we distribute (other than stock dividends) in respect of Class B Shares or ADSs are subject to tax at a rate of 10%. This tax is imposed on dividends distributed to overseas beneficiaries through withholding.

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

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Argentina all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

This discussion does not generally address any aspects of U.S. taxation other than federal income taxation. Holders of Class B Shares or ADSs are urged to consult their tax advisors regarding the US federal, state and local tax consequences of owning and disposing of the Class B Shares or ADSs in their particular circumstances.

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

The following table provides information regarding our assets and liabilities as of December 31, 2014 according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	661,126	2,457,044
Variable interest rate	54,014	-
Total	715,140	2,457,044

(1) Includes time deposits, bank accounts, trade receivables and the loan granted to Pampa which bears interest at 6.8% plus VAT. Trade receivables do not bear interest except for Ps. 53,294 which bears CER plus a spread of 8%.

(2) Includes loans, excluding issuance expenses.

Foreign Exchange Exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since most of our debt is denominated in U.S. dollars. As of December 31, 2014, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 229.0 million.

As discussed herein, the Argentine government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues, that have significantly increased our foreign exposure. As a result, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because a significant portion of our annual revenues,           Ps. 1,301.0 million for 2014, are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

In September 2014, we entered into forward purchase transactions of U.S. dollars to cover the risk exposure associated with exchange rates derived from our financial debt for an aggregate amount of US$ 44.0 million. These forward contracts settled on March 31, 2015. The weighted average exchange rate was set at Ps. 9.82 per $1. The fair value of the outstanding derivative financial instruments as of December 31, 2014 is Ps. 28.8 million (liability).

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate curve would not have a significant impact on the total value of them.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2014, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been Ps. 196.7 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

	Expected maturity date
	2015	2016	2017	2018	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (5)
Fixed rate	315.4	294.7	273.9	-	-	884.0	809.4
Interest rate (3)	7.875%	7.875%	7.875%	-	-	-	-

Fixed rate	157.7	157.7	157.7	677.5	1,197.3	2,347.9	1,629.7
Interest rate (3)	9.625%	9.625%	9.625%	9.625%	9.625%	-	-

Debt denominated in pesos(4)
Fixed rate	23.3	13.8	1.5	-	-	38.6	-
Interest rate	15.01%-15.25%	15.01%-15.25%	15.01%-15.25%	-	-	-	-

(1) Converted at the exchange rate as of December 31, 2014: Ps. 8.551 = US$1.00.

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

(6) Includes future interest payment not accrued as of December 31,2014.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume of sales in 2014, a US$ 50 per ton change in the weighted-average sale prices of propane, butane and natural gasoline would have approximately a Ps. 69.2 million annual net comprehensive income effect, if international reference prices of propane, butane and natural gasoline are lower than US$ 663, US$ 648 and US$1,028 per metric ton, respectively. If they were higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products in excess of these levels. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

In addition, as stated before, in December 2014 and February 2015, the Government modified the methodology for calculating the rates applicable to exports of LPG and natural gasoline. This new methodology is based on the international reference price of LPG and the price of Brent crude oil, respectively. See “Item 4. B. Business overview—Liquids Production and Commercialization.” Based on the volume of sales for the year ended December 31, 2014 and the new tax regime, a US$ 50 per ton change in the weighted-average sale prices of LPG and natural gasoline would have approximately a Ps. 99.4 million annual net comprehensive income effect, if international reference prices of propane and butane and the IP are lower than US$ 464, US$478 per ton and 71 US$/bbl, respectively. If they were higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products in excess of these levels.

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

Item 12.

Description of Securities Other Than Equity Securities

American Depositary Shares

Fees and Charges Payable by a Holder of ADRs

Our ADSs are listed on the NYSE under the symbol ‘‘TGS’’. The Bank of New York Mellon is the Depositary issuing ADSs pursuant the deposit agreement. Each ADS represents the right to receive five shares.

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

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property
US$0.02 (or less) per ADS	Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates
Any cash distribution to ADR registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR registered holders
US$0.02 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2014 to April 28, 2015, we received from the Depositary US$330,000 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

Disclosure for Fees to be Paid in the Future. The Depositary has agreed to reimburse us for expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities. In certain instances, the Depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect TGS.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of

Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2014, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC, during the year ended December 31, 2014 and 2013 in each of the following categories are:

	Year ended December 31,
	2014	2013
	(in thousands of pesos)
Audit fees	4,862.3	2,663.0
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	4,862.3	2,663.0

Audit fees. in the above table are mainly for the audit of our annual Financial Statements, the review of our quarterly reports, services in connection with the exchange offer for our financial debt and Form 20-F.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee pre-approves services prior to commencement of the specified service. Before the accountant is engaged to render audit or non-audit services, the engagement must be approved by the Audit Committee and the Audit Committee must pre-approve the provision of services by our principal auditor prior to commencement of the specified service. The Audit Committee has delegated to its President the authority to grant pre-approvals to auditors’ services. The decision of the President to pre-approve a service is presented to the full Audit Committee at each of its scheduled meetings.

All audit fees, audit-related fees, tax fees and other, if any, are submitted to our audit committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the fees rendered by our principal accountants in 2014 were approved by the Audit Committee prior to their engagement to perform such work.

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

▪

Capital Market Law and Decree No. 1,023/2013,

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our General Annual Shareholders’ Meeting held on April

30, 2014, three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have two alternate directors who qualify as independent.

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

Transportadora de Gas del Sur S.A.—

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

Dated: April 29, 2015

EXHIBIT INDEX

Exhibit No.

1.1

Corporate Charter and By-laws. (1)

1.2

By-laws Amendments.

2.1

Indenture dated as of May 14, 2007, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 7.875% Notes Due 2017. (3)

2.2

Officers’ Certificate establishing the terms of TGS’ 7.875% Notes Due 2017. (2)

2.3

We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to filed consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

2.4

Indenture dated as of February 11, 2014, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 9.625% Notes Due 2020. (7)

2.5

Officers’ Certificate establishing the terms of TGS’ 9.625% Notes Due 2020. (7)

3.1

CIESA Shareholders’ Agreement. (3)

3.2

CIESA’s Fourth Amendment to the Restructuring Agreement. (4)

3.3

CIESA’s Settlement Agreement (6)

4.1

Technical Assistance Service Agreement between TGS and Petrobras Argentina dated November 4, 2014.

4.2

Ethane Supply Agreement between TGS and PBB Polisur S.A. (3)

8.1

List of TGS’s Subsidiaries.

11.1

Code of Ethics. (3)

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

Audit Committee Charter. (5)

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

(6) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2012 (Commission File No. 1-13396).

EXHIBIT 1.2

[ENGLISH TRANSLATION OF BY-LAWS OF TRANSPORTADORA DE GAS DEL SUR S.A.]

[Seal on top margin] City of Buenos Aires Notaries Public Association. Republic of Argentina.

Notarial Page Law No. 404. [The Argentine Emblem]

[Seal and signatures follow] Matías Pablo Seoane. Notary Public. License No. 4545.

[Notarial pages are numbered from No. 017638008 to No. 017638021]

[Seal] MINISTRY OF JUSTICE

FIRST COPY. NOTARIZED INSTRUMENT NUMBER 360. In the City of Buenos Aires, Capital of the Republic of Argentina, on May 27, 2014, before me, the acting Notary Public, appears Mr. Ricardo Isidro MONGE, an Argentine citizen, married, holder of I.D. (DNI) 8.557.346, domiciled at Don Bosco 3672 piso 5to in the City of Buenos Aires, of legal age and whom I personally know. He APPEARS in his capacity as President and on behalf and in the stead of TRANSPORTADORA DE GAS DEL SUR S.A., domiciled at Don Bosco 3672 in the City of Buenos Aires, registered with the Public Registry of Commerce under No. 11,668 Book 112, Volume A of Corporations (Sociedades Anónimas) of December 1, 1992, TIN (C.U.I.T.) No. 30-65786206-8, as evidenced hereunder. And Mr. Monge, in the referred capacity, and representing that his powers have not been revoked or restricted in any manner, STATES: That he comes to notarize the resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 30, 2014, for such purpose he produced the Book of Minutes of Shareholders’ Meetings No. 3 of the Corporation, authenticated by the Public Registry of Commerce on August 9, 2007 under No. 68399-07 on pages 69/79, and which transcribed herein reads as follows: "MINUTES No. 34: An Ordinary and Extraordinary Shareholders’ Meeting of TRANSPORTADORA DE GAS DEL SUR S.A. was held in the City of Buenos Aires on April 30, 2014, at 10.10 a.m. at Don Bosco 3672, City of Buenos Aires. The shareholders produced their respective certificates evidencing their holdings of book-entry shares issued by Caja de Valores S.A. set forth on page 29 of Book No. 2 of Attendance to Shareholders’ Meetings. The meeting was attended by four shareholders, one personally and three by proxy, the four together holding an aggregate of 720,861,226 shares representing 90.732% of outstanding shares over an aggregate of 794,495,283 issued shares. The meeting was presided over by the President of the Board of Directors, Mr. Ricardo I. Monge, and by the following directors: Hector Daniel Casal, Sonia Salvatierra, Diego Güerri and Carlos Olivieri, the members of the Statutory Supervisory Commission (Comisión Fiscalizadora) Mr. Héctor Rossi Camilión and Mr. Alejandro Roisentul Wuillams, and the General Manager, Mr. Javier Gremes Cordero. The meeting was also attended by the Independent Auditor of the Corporation, Mr. Carlos Néstor Martínez, representative of the firm Price Waterhouse & Co. S.R.L., the representative of the Argentine Securities Exchange Commission (Comisión Nacional de Valores) (CNV), Analía Mabel Torres and the representative of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (BCBA), Nora Lavorante. The following

Directors: María Belén Franchini, Jorge Subijana, Miguel Eduardo Mirmi and Gustavo Mariani, as well as the member of the Statutory Supervisory Commission, José Abelovich, sent notice to the Corporation informing that they were unable to attend the shareholders’ meeting. The President welcomed the shareholders, announced that a statutory quorum to hold a valid ordinary and extraordinary shareholders’ meeting was present and that the meeting could proceed with business. The President then announced the first item of business to come before the meeting: Appointment of two (2) shareholders by the President of the Board of Directors to approve and sign the minutes. Mr. Pablo Buey Fernández informed that he attended as proxy for the company Compañía de Inversiones de Energía S.A. (CIESA) and moved for the minutes to be signed by Mrs. Susana Valuzzi, proxy for Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (FGS) de la Administración Nacional de la Seguridad Social (ANSES), and by himself. The President submitted the motion to vote, which was approved by the majority of computable votes – resulting as follows: 720,570,541 affirmative votes, 58,100 negative votes and 232,585 abstentions. The President then announced the second item of business to come before the meeting: Amendment of Articles 20°, 24°, 26° BIS, 29° BIS and 43° BIS of the By-Laws of TGS.  The Secretary informed that this item of business had to be considered by the Extraordinary Shareholders Meeting. The proxy of the shareholder CIESA took the floor and informed that the Argentine Stock Exchange Commission (Comisión Nacional de Valores) (“CNV”) had required the Corporation to amend Articles 24°, 26° bis, 29°bis and 43° bis of its By-Laws in order to adapt such By-Laws to the Capital Markets Law No. 26.831, to the legal provisions of CNV (N.T. 2013) in file No. 1.780/2013. On the other hand, the Board of Directors of the Corporation deemed it appropriate to take the opportunity of the required amendment of TGS’s By-Laws in order to adopt a more flexible corporate management. To such end, the proxy of CIESA moved for the replacement of the referred Articles including the amendment of Article 20 of the By-Laws, in accordance with the text approved by the Board of Directors informed in due course to the market. Next, he moved for the following wording of the Articles, which includes the comments raised by the CNV in its notice dated March 24, 2014 served in the frame of File No. 1629/2014: “TRANSPORTADORA DE GAS DEL SUR SOCIEDAD ANÓNIMA. Amendment of the By-Laws. Ordinary and Extraordinary Shareholders’ Meeting dated April 30, 2014, according to the prior steps taken by the Corporation before CNV and pursuant to the terms of the regulation already complied with by the Corporation: ARTICLE 20: The business of the Corporation shall be conducted and managed by a Board of Directors composed of a minimum of NINE (9) and a maximum of ELEVEN (11) Regular Directors, as the Shareholders Meeting shall decide, and an even number of Alternates, who shall replace the Regular Directors. Directors shall hold office for a term of ONE (1) and THREE (3) fiscal years, as the Shareholders’ Meeting shall decide. Directors may be re-elected. ARTICLE 24: In order to guarantee faithful performance of office, the directors and managers appointed pursuant to Article 270 of the Corporations Act (Ley de Sociedades Comerciales) shall post a guarantee not lower than TEN THOUSAND PESOS (AR$ 10,000) or the larger amount that the General Shareholders’ Meeting may determine abiding, at all times, by the statutory minimum amount prescribed by the regulations in force at any moment, either in Argentine legal tender or its equivalent in foreign currency, or public bonds deposited with financial institutions or Caja de Valores S.A., at the order of the Corporation; or by way of sureties, bank guarantees, insurance or civil liability bonds in favor of the Corporation, the cost thereof shall be borne by each director and manager. The guarantee shall provide for a period of THREE (3) years calculated from the date of termination of office of the director and/or manager during which such guarantee cannot be disposed of. At no event may the guarantee be posted by direct deposit of cash with the Corporation’s corporate account. Article 26° BIS: (This article shall be renumbered 27°): The Board of Directors may hold meetings either by members in physical attendance thereat or by communication among themselves by other means of simultaneous transmission of sound, images and words, the relevant minutes of the meeting shall record the capacity of the members in attendance, specifying who attend physically and who by other means of communication, as well as the place where they are located, the technical means used for such purpose and all the transmission data. Members communicated by any of the referred means shall have a right to speak and vote, and shall also be computed for quorum purposes. The members of the Statutory Supervisory Commission (Comisión Fiscalizadora) in attendance at the meeting held by communication means shall leave record specifying whether the decisions were properly adopted. The minutes shall be prepared within FIVE (5) business days as from the date the meeting was held by the members in attendance and the representative of the supervisory body. Article 29° BIS: (This Article shall be renumbered 31°): The Corporation shall have an Audit Committee (Comité de Auditoria) composed of THREE (3) or more members of the Board of Directors elected by a majority vote.  The majority of the members of the Audit Committee (Comité de Auditoría) must necessarily be independent in accordance with the criteria specified by the CNV. The Audit Committee shall be subject to the regulations of these By-Laws and all the provisions applicable to the Board of Directors. The Audit Committee shall have the following duties and authority: a) Issue its opinion as to the Board of Director’s proposal for the designation of external auditors to be retained by the Corporation and oversee their independence; b) Oversee the operation of the internal control systems and the accounting-administrative system as well as the reliability thereof and of all the financial information and other significant events to be submitted to the CNV and the markets in compliance with the applicable reporting system; c) Oversee the application of the reporting policies as regards risk management of the Corporation; d) Provide full information to the market regarding operations involving a conflict of interests with the members of the corporation bodies or controlling shareholders; e) Issue its opinion as to the reasonableness of the proposals of fees and stock options formulated by the Board of Directors for the directors and managers of the Corporation; f) Issue its opinion as to the compliance with legal requirements and on the reasonableness of the terms of issue of stock and securities convertible into stock, in the case of a capital increase that involves a limitation or exclusion of preemptive rights; g) Oversee compliance with the rules of conduct, specifically those contained in the Corporations’ Code of Conduct; and h) Issue a grounded opinion as regards transactions with affiliates in cases established by law. Issue a grounded opinion and inform it to the markets in the manner prescribed by the CNV whenever a conflict of interests exists or may exist. Annually prepare an action plan for the fiscal year and inform it to the Board of Directors and the Statutory Supervisory Commission (Comisión Fiscalizadora). The Audit Committee (Comité de Auditoría) shall have access to any and all information and documentation it may deem necessary for the performance of its duties. In addition to the Articles of these By-Laws, the Internal Rules of the Audit Committee and the regulations in force on the matter shall be applicable. Article 43° BIS: The proposal recommends its repeal. Finally, he moves for the amendment of the by-laws, including the increase in the number of directors, become immediately effective and valid as against shareholders and the Corporation as from its approval by the shareholders at this Shareholders Meeting. The President submits the motion and it is approved by a majority of computable votes, namely: 712.136.616 affirmative votes, 7.270.255 negative votes and 1.454.355 abstentions. Next, the President announced the third item of business to come before the meeting: Consolidated Version of the By-Laws of TGS. The Secretary informed that this item of business must be considered at the Meeting held as an Extraordinary Meeting. The proxy of CIESA took the floor and moved for the consolidation of the By-Laws of TGS in order to have a consecutively numbered version. Thus, he moved for keeping the correlative numbering of the by-laws in the current order of the articles with the amendments approved hereat, suppressing the number repetition with the adjective “bis”. The President submitted the motion to consideration, which was approved by a majority of computable votes; namely 712.032.491 affirmative votes, 7.376.245 negative votes and 1.452.490 abstentions. With the approval of the fourth item of business the General Extraordinary and Ordinary Shareholders’ Meetings are deemed adjourned at 11:30 am. Three illegible signatures follow." I certify that this is a TRUE COPY of its original. And Mr. Monge STATES: 1) That in compliance with the decision adopted by the company that he represents, this notarized instrument AMENDS Articles 20°, 24°, 26° bis, 29° bis and 43° bis of the By-Laws which in the future shall read as follows: ARTICLE 20°: The business of the Corporation shall be conducted and managed by a Board of Directors composed of a minimum of NINE (9) and a maximum of ELEVEN (11) Regular Directors, as the Shareholders Meeting shall decide, and an even number of Alternates, who shall replace the Regular Directors. Directors shall hold office for a term of ONE (1) and THREE (3) fiscal years, as the Shareholders’ Meeting shall decide. Directors may be re-elected. ARTICLE 24: In order to guarantee faithful performance of office, the directors and managers appointed pursuant to Article 270 of the Corporations Act (Ley de Sociedades Comerciales) shall post a guarantee not lower than TEN THOUSAND PESOS (AR$ 10,000) or the larger amount that the General Shareholders’ Meeting may determine abiding, at all times, by the statutory minimum amount prescribed by the regulations in force at any moment, either in Argentine legal tender or its equivalent in foreign currency, or public bonds deposited with financial institutions or Caja de Valores S.A., at the order of the Corporation; or by way of sureties, bank guarantees, insurance or civil liability bonds in favor of the Corporation, the cost thereof shall be borne by each director and manager. The guarantee shall provide for a period of THREE (3) years calculated from the date of termination of office of the director and/or manager during which such guarantee cannot be disposed of. At no event may the guarantee be posted by direct deposit of cash with the Corporation’s corporate account. Article 26° BIS: (This article shall be renumbered 27°): The Board of Directors may hold meetings either by members in physical attendance thereat or by communication among themselves through other means of simultaneous transmission of sound, images and words, the relevant minutes of the meeting shall record the capacity of the member in attendance, specifying who attend physically and who by other means of communication, as well as the place where they are located, the technical means used for such purpose and all the transmission data. Members communicated by any of the referred means shall have a right to speak and vote at the meeting,, and shall also be computed for quorum purposes. The members of the Statutory Supervisory Commission (Comisión Fiscalizadora) in attendance at the meeting held by communication means shall leave record specifying whether the decisions were properly adopted. The minutes shall be prepared within FIVE (5) business days as from the date the meeting was held by the members in attendance and the representative of the supervisory body. Article 29° BIS: (This Article shall be renumbered 31°): The Corporation shall have an Audit Committee (Comité de Auditoria) composed of THREE (3) or more members of the Board of Directors elected by a majority vote.  The majority of the members of the Audit Committee (Comité de Auditoría) must necessarily be independent in accordance with the criteria specified by the CNV. The Audit Committee (Comité de Auditoría) shall be subject to the regulations of these By-Laws and all the provisions applicable to the Board of Directors. The Audit Comittee (Comité de Auditoría) have the following duties and authority: a) Issue its opinion as to the Board of Director’s proposal for the designation of external auditors to be retained by the Corporation and oversee their independence; b) Oversee the operation of the internal control systems and the accounting-administrative system as well as the reliability thereof and of all the financial information and other significant events to be submitted to the CNV and the markets in compliance with the applicable reporting system; c) Oversee the application of the reporting policies as regards risk management of the Corporation; d) Provide full information to the market regarding operations involving a conflict of interests with the members of the corporation bodies or controlling shareholders; e) Issue its opinion as to the reasonableness of the proposals of fees and stock options formulated by the Board of Directors for the directors and managers of the Corporation; f) Issue its opinion as to the compliance with legal requirements and on the reasonableness of the terms of issue of stock and securities convertible into stock, in the case of a capital increase that involves a limitation or exclusion of preemptive rights; g) Oversee compliance with the rules of conduct, specifically those contained in the Corporations’ Code of Conduct; and h) Issue a grounded opinion as regards transactions with affiliates in cases established by law. Issue a grounded opinion and inform it to the markets in the manner prescribed by the CNV whenever a conflict of interests exists or may exist. Annually prepare an action plan for the fiscal year and inform it to the Board of Directors and the Statutory Supervisory Commission (Comisión Fiscalizadora). The Audit Committee (Comité de Auditoría) shall have access to any and all information and documentation it may deem necessary for the performance of its duties. In addition to the Articles of these By-Laws, the Internal Rules of the Audit Committee and the regulations in force on the matter shall be applicable. Article 43 bis: Proposal is made to repeal this Article. 2) That in order to CONSOLIDATE THE effective BY-LAWS of the Corporation that represents the resolutions adopted by the Shareholders Meeting mentioned above, Mr. Monge requests me to transcribe the whole text thereof, which including the amendments introduced, shall read as follows: TITLE I: CORPORATE NAME, LEGAL REGIME, DOMICILE AND TERM OF DURATION. ARTICLE 1: This corporation is incorporated under the name “TRANSPORTADORA DE GAS DEL SUR S.A.”, pursuant to, and governed by, the legal provisions prescribed by Law No. 19,550 and the decree of its incorporation.  ARTICLE 2: The corporation has its legal domicile in the CITY OF BUENOS AIRES. It may set up branches, agencies, delegations or representations within or without Argentina. ARTICLE 3: The term of duration of the corporation shall be of NINETY-NINE (99) years, calculated as from the date of registration of these By-Laws with the Public Registry of Commerce. By resolution adopted by a Shareholders’ Extraordinary Meeting, the corporate term may be extended or, prior authorization of the Natural Gas Regulatory Agency (Ente Nacional Regulador del Gas) or any successor thereof, reduced. TITLE II: CORPORATE PURPOSE. ARTICLE 4: The purpose of the corporation is to render the public service of natural gas transportation, either for its own account or for the account of third parties o associated with third parties, in Argentina. In furtherance of such purpose the corporation may engage in any and all supplementary and subsidiary activities related to its corporate purpose, including those involving the separation of gas liquids for such purpose, the corporation having full legal capacity to acquire rights and undertake obligations and to perform any and all actions not prohibited by the law or these By-Laws, including the performance of agencies and commissions, rendering gas pipeline maintenance services and technical assistance, work construction and any other activity accessory or related to natural gas transportation. The corporation may also conduct any kind of financial transaction, in general, excluding those prescribed in the Law of Financial Institutions (Ley de Entidades Financieras) and to incorporate and hold interests in corporations making any necessary capital investment for such purpose. TITLE III: CAPITAL STOCK AND SHARES. ARTICLE 5: The capital stock and its evolution shall be recorded in the balance sheets of the corporation as it may result from the capital increases registered with the Public Registry of Commerce and shall be divided into common class A, B and C shares. The capital stock may be increased by decision of the shareholders’ meeting without any limitation and without the need to amend the by-laws. Shares shall be issued in book-entry form, of One (1) Peso nominal value each and carrying One (1) vote each. Class C shares shall be maintained under a Employee Stock Ownership Program (Programa de Propiedad Participada) as prescribed by Chapter III of Law No. 23,696. Class C shares, that have been fully paid up by their buyer, may be converted into Class B shares at the request of their holders upon expiration of a three-year term as from the incorporation of the company. ARTICLE 6: The issue of common shares pertaining to future capital increases must abide by the following proportions: FIFTY ONE PER

CENT (51%) of the aggregate of Class A shares and FORTY NINE PER CENT (49%) of Class B and C shares, these two classes of shares must keep the same ratio existing as of the date when the respective issue was decided. Class A, B and C shareholders shall be entitled to preemptive rights in the subscription for new shares to be issued by the Corporation, within their same Class and in proportion of their respective holdings, and they shall be entitled to additional preemptive rights pursuant to Article 194 et seq. of Law No. 19,550. Should any balance of unsubscribed for shares remain, such shares may be offered to third parties. Whenever Class C shares are issued and called for subscription, they shall be paid in within the statutory maximum period. ARTICLE 7: Shares shall be uncertificated, issued in book-entry form in accounts carried in the name of their holders in the corporation and/or commercial banks and/or investment banks and/or authorized securities depositories (caja de valores), as the Board of Directors may decide. Global share certificates may be issued of paid-up shares in compliance with the requirements prescribed by laws in force; when global certificates are recorded in global depository regimes they shall be deemed final, negotiable and divisible. Once the Employee Stock Ownership Program has been established, the Board of Directors shall exchange and register the new shares in favor of the respective beneficiaries. ARTICLE 8: Shares are indivisible. In case of co-ownership, representation of such co-owned shares must be consolidated into one holder in order to exercise rights and comply with obligations. Any limitations and restrictions on the ownership and transfer of shares shall be recorded in the certificates of the depositary entity. ARTICLE 9: PREFERRED shares may be issued, granting the economic preferences specified below, as determined by the Shareholders’ Meeting that resolved the issue of such shares: a) they shall be entitled to a fixed or variable dividend, with or without additional and cumulative participation for one or more fiscal years, a minimum and maximum dividend may be established; b) they may be fully or partially redeemable, and convertible or non-convertible into common shares; c) they may be entitled to preference in the devolution of the amount paid-in upon dissolution of the Corporation; d) they may participate in the capitalization of reserves or special funds and in similar proceedings whereby paid-in shares are delivered; e) they may be issued in the currency and under the adjustment clauses that the laws in force may allow; f) they shall not carry any votes. Notwithstanding the foregoing, Preferred Shares shall carry one vote per share in the following cases: 1) if the Corporation is in arrears in payment of any amount payable under the preferred share; 2) whenever the shareholders’ meeting transacts any item of special business provided in the last part of Article 244 of Law No. 19,550. The holders of common shares shall be entitled to preemptive rights in the subscription of preferred shares, on a pro-rata basis of their respective holdings and without any class distinction. ARTICLE 10: In case of arrears in payment of shares when due, the Corporation shall be authorized to act in accordance with the provisions of Article 193 of Law 19,550. ARTICLE 11: Common Class A Shares may only be transferred prior approval of the Natural Gas Regulatory Agency (Ente Nacional Regulador del Gas) or any successor thereof. TITLE IV: DEBT SECURITIES AND PARTICIPATION BONDS. ARTICLE 12:  The Corporation may borrow funds either through public or private loans, by the issue of debentures or notes

(obligations negociables) and any other kind of debt security to be placed within or without Argentina and in the currency to be established. Debentures may be issued with floating, special or common guarantee, denominated in domestic or foreign currency and whether convertible or not into stock pursuant to the terms of the issue program. ARTICLE 13: In the frame of the Employee Stock Ownership Program (Programa de Propiedad Participada) referred to under Article 5 hereof, the Corporation shall issue, in favor of its employees of all hierarchies under an employer-employee relationship, ESOP Participation Bonds pursuant to Article 230 of Law No. 19,550 (Consolidated Text Decree No. 841/84), so as to provide for the distribution among beneficiaries of a percentage of income of the fiscal year, after taxes, equivalent to ZERO POINT TWENTY FIVE PERCENT (0.25%). The participation under the bonds shall be paid out to the beneficiaries at the time when dividends are paid. The Corporation shall deliver the certificates of the ESOP Participation Bonds to their respective holders. Such ESOP Participation Bonds shall be personal and non-transferable and the holding thereof shall terminate upon termination of the employment relationship, regardless of its cause, such circumstance not giving rise to any additional preemptive rights for the other bondholders. The Corporation shall issue a certificate to each holder, specifying the number of bonds actually held. Such certificate shall be the necessary title to exercise any bondholder’s rights. Each and every payment under the Bond shall be recorded in such certificate. The terms of issues of the bonds may only be amended by a Class Shareholders’ Meeting convened pursuant to Articles 237 and 250 of Corporations Law No. 19,550. Participations held by the bondholders shall be recorded as an expense and shall be enforceable in the same manner a dividends. In the case of any issue of shares under future capital increases where Class C shares have not been fully paid-up, up to 50% of the interest of each Class C shareholder may be allocated to pay-up any such outstanding balance. TITLE V: SHAREHOLDERS’ MEETINGS. ARTICLE 14: Ordinary and/or Extraordinary Shareholders Meetings shall be convened by the Board of Directors or the Statutory Auditor (Síndico) in the cases provided by law, or whenever any one of them deem it necessary or upon request of shareholders of any Class holding no less than FIVE PER CENT (5%) of the capital stock. In the latter case the notice shall specify the items of business to be transacted and the Board of Directors or the Statutory Auditor (Síndico) shall convene the Shareholders’ Meeting to be held within a maximum FORTY (40) day term as from the date of receipt of the notice. If the Board of Directors or the Statutory Auditor (Síndico) would fail to do so, the shareholders’ meeting may be convened by the supervisory agency or the court. Shareholders’ Meetings shall be convened by notices made in advance within a minimum TEN (10) day period and a maximum THIRTY (30) day period published during FIVE (5) days in the Official Bulletin and in ONE (1) leading newspaper of general circulation in ARGENTINA. The notice must specify the nature of the Shareholders’ Meeting and the date, time and place of the meeting as well as the Agenda of Items of Business. Shareholders’ Meetings on second call shall be held within THIRTY (30) days following failure to obtain a quorum on first call and EIGHT (8) day minimum advance notices shall be published during THREE (3) days. First and second call notices cannot be made simultaneously. ARTICLE 15. Whenever the Shareholders’ Meeting must adopt resolutions affecting the rights of one Class of shares, the consent or ratification of such Class shall be given at a Class Meeting governed by the rules established in these by-laws for Ordinary Shareholders’ Meetings. ARTICLE 16: Ordinary Shareholders’ Meetings shall be validly held on first call with the attendance of shareholders representing a majority of voting shares, and on second call with the attendance of any number of voting shares present. Action shall be adopted in both cases by an absolute majority of voting shares present that may be casted on the respective decision. ARTICLE 17: Extraordinary Shareholders’ Meetings shall be validly held on first call with the attendance of shareholders representing SIXTY-ONE PERCENT (61%) of the voting shares and on second call with the attendance of whatever number of voting shares. Action in both cases shall be taken with the absolute majority of votes present that may be cast in the respective decision, except for the case provided under the last paragraph of Article 244 of Law No. 19,550 and Article 18 herein. ARTICLE 18: For a minimum period of TWO (2) years calculated as from the date of transfer of the aggregate Class A shares to the awardee of this Corporation in the International Public Tender for the privatization of GAS DEL ESTADO SOCIEDAD DEL ESTADO or until the Federal State has transferred its aggregate Class B shares, whatever occurs first, any amendment to the by-laws of the Corporation and any capital increase must obtain the affirmative vote of the shares of such class held by the Federal State. Upon expiration of such two-year term or upon occurrence of such event, any amendment of Articles 2 and 3 (as regards term reduction), 4, 5, 6, 7, 11, 13, 18 and 32 shall require the prior authorization of the Natural Gas Regulatory Agency (Ente Nacional Regulador del Gas) or any successor thereof. ARTICLE 19: In order to attend any Shareholders’ Meeting, the shareholders must give to the Corporation THREE (3) business day prior notice to the date fixed for the Shareholders’ Meeting informing their will to attend so that such attendance is recorded in the Book of Attendance to Shareholders’ Meetings. Shareholders may be represented by proxy pursuant to Article 239 of Law No. 19,550. TITLE VI: MANAGEMENT AND DIRECTION. ARTICLE 20: The business of the Corporation shall be conducted and managed by a Board of Directors composed of a minimum of NINE (9) and a maximum of ELEVEN (11) Regular Directors, as the Shareholders Meeting shall decide, and an even number of Alternates, who shall replace the Regular Directors. Directors shall hold office for a term of ONE (1) and THREE (3) fiscal years, as the Shareholders’ Meeting shall decide. Directors may be re-elected. ARTICLE 21: Directors and their alternates whose term of office has expired shall remain in office until their replacements are designated. ARTICLE 22: In their first meeting after the Shareholders’ Meeting that designates the Board of Directors, the Board of Directors shall appoint amongst their members one (1) President and one (1) Vice-President. ARTICLE 23: If the number of vacancies in the Board of Directors would prevent the holding of a valid meeting, even after all Alternates have been incorporated, the Statutory Supervisory Commission (Comisión Fiscalizadora) shall designate the substitutes who shall hold office until the election of the new directors by an ordinary shareholders’ meeting to be convened to such effect within TEN (10) days after the substitutes have been designated by the Statutory Supervisory Commission. ARTICLE 24: In order to guarantee faithful performance of office, the directors and managers appointed pursuant to Article 270 of the Corporations Act (Ley de

Sociedades Comerciales) shall post a guarantee not lower than TEN THOUSAND PESOS (AR$ 10,000) or the larger amount that the General Shareholders’ Meeting may determine, at all times, abiding by the statutory minimum amount prescribed by the regulations in force at any moment, either in Argentine legal tender or its equivalent in foreign currency, or public bonds deposited with financial institutions or Caja de Valores S.A., at the order of the Corporation; or by way of sureties, bank guarantees, insurance or civil liability bonds in favor of the Corporation, the cost thereof shall be borne by each director and manager. The guarantee shall provide for a period of THREE (3) years calculated from the date of termination of office of the director and/or manager during which such guarantee cannot be disposed of. At no event may the guarantee be posted by direct deposit of cash with the Corporation’s corporate account. ARTICLE 25: The Board of Directors shall meet, at least, ONCE (1) quarterly. The President or whoever replaces him pursuant to the by-laws may convene a meeting whenever he may deem it appropriate or whenever requested by any Director in office or the Statutory Supervisory Commission. Notice of the meeting shall be given within FIVE (5) days of receipt of the request thereof; upon failure to do so, the meeting may be convened by any of the Directors. Board of Directors’ meetings shall be convened by written notice given at the domicile reported by the Director, specifying date, time and place of meeting, at least THREE (3) days prior to the date of the meeting, and including the agenda of the meeting. Items of business not included in the notice may be transacted if all the directors attend the meeting and the action is taken by a unanimous vote of the Regular Directors. ARTICLE 26: An absolute majority of Directors shall constitute a quorum to hold valid meetings, and actions shall be validly taken by a majority of votes present. In the case of a tie-end, the President or whoever replaces him shall have a casting vote. ARTICLE 27: The Board of Directors may hold meetings either by members in physical attendance thereat or by communication among themselves through other means of simultaneous transmission of sound, images and words, the relevant minutes of the meeting shall record the capacity of the member in attendance, specifying who attend physically and who by other means of communication, as well as the place where they are located, the technical means used for such purpose and all the transmission data. Members communicated by any of the referred means shall have a right to speak and vote at the meeting,, and shall also be computed for quorum purposes. The members of the Statutory Supervisory Commission (Comisión Fiscalizadora) in attendance at the meeting held by communication means shall leave record specifying whether the decisions were properly adopted. The minutes shall be prepared within FIVE (5) business days as from the date the meeting was held by the members in attendance and the representative of the supervisory body. ARTICLE 28: The Vice-President shall replace the President in case of resignation, death, incapacity, inability, removal or temporary or permanent absence of the President, a new President shall be elected within TEN (10) days following the occurrence of the vacancy. ARTICLE 29: The attendance of the Vice-President to any administrative, judicial or corporate action that requires the attendance of the President shall bind the corporation, the delegation must be evidenced by resolution of the Board of Directors. ARTICLE 30: The Board of Directors is vested with the broadest powers and authority for the direction, organization and management of the Corporation, with no other restrictions than those resulting from the Law and these By-Laws. ARTICLE 31: The Corporation shall have an Audit Committee (Comité de Auditoria) composed of THREE (3) or more members of the Board of Directors elected by a majority vote.  The majority of the members of the Audit Committee must necessarily be independent in accordance with the criteria specified by the CNV. The Audit Committee shall be subject to the regulations of these By-Laws and all the provisions applicable to the Board of Directors. The Audit Comittee have the following duties and authority: a) Issue its opinion as to the Board of Director’s proposal for the designation of external auditors to be retained by the Corporation and oversee their independence; b) Oversee the operation of the internal control systems and the accounting-administrative system as well as the reliability thereof and of all the financial information and other significant events to be submitted to the CNV and the markets in compliance with the applicable reporting system; c) Oversee the application of the reporting policies as regards risk management of the Corporation; d) Provide full information to the market regarding operations involving a conflict of interests with the members of the corporation bodies or controlling shareholders; e) Issue its opinion as to the reasonableness of the proposals of fees and stock options formulated by the Board of Directors for the directors and managers of the Corporation; f) Issue its opinion as to the compliance with legal requirements and on the reasonableness of the terms of issue of stock and securities convertible into stock, in the case of a capital increase that involves a limitation or exclusion of preemptive rights; g) Oversee compliance with the rules of conduct, specifically those contained in the Corporations’ Code of Conduct; and h) Issue a grounded opinion as regards transactions with affiliates in cases established by law. Issue a grounded opinion and inform it to the markets in the manner prescribed by the CNV whenever a conflict of interests exists or may exist. Annually prepare an action plan for the fiscal year and inform it to the Board of Directors and the Statutory Supervisory Commission (Comisión Fiscalizadora). The Audit Committee (Comité de Auditoría) shall have access to any and all information and documentation it may deem necessary for the performance of its duties. In addition to the Articles of these By-Laws, the Internal Rules of the Audit Committee and the regulations in force on the matter shall be applicable. ARTICLE 32: The remunerations of the members of the Board of Directors shall be fixed by the Shareholders’ Meeting, in compliance with Article 261 of Law No. 19.550. ARTICLE 33: The President, the Vice-President and the Directors shall be personally and jointly and severally liable for the improper performance of their duties. Those who did not participate in the deliberation or resolution and those who having participated in the deliberation or resolution, o having been aware thereof, recorded and informed in writing their disagreement to the Statutory Supervisory Commission, shall be exempt from liability. TITLE VII: ARTICLE 34: The supervision of the Corporation shall be exercised by a Statutory Supervisory Commission (Comisión Fiscalizadora) composed of THREE (3) Statutory Auditors (Síndicos) who shall hold office for ONE (1) fiscal year. Three (3) Alternate Statutory Auditors shall be designated to replace the regular statutory auditors in the cases provided by Article 291 of Law No. 19.550. The Statutory Auditors and their Alternates, whose term of office has expired shall remain in office until their replacements have been appointed. Two Statutory Auditors and their respective alternates shall be chosen by the holders of common Class A shares and the remaining Statutory Auditor and his/her alternate shall be chosen by the rest of the holders of common shares. ARTICLE 35: The remunerations of the members of the Statutory Supervisory Commission shall be fixed by the Shareholders’ Meeting in compliance with Article 261 of Law No. 19.550. ARTICLE 36: The Statutory Supervisory Commission shall hold at least ONE (1) monthly meeting; meetings may be also held at the request of any of its members within FIVE (5) days as from the request thereof made to the President of the Statutory Supervisory Commission or of the Board of Directors, as the case may be. Notice of all meetings shall be given by written notice served at the domicile that each Statutory Auditor (Síndico) specified at the time of taking office. Meetings and resolutions of the Statutory Supervisory Meeting shall be recorded in a Book of Minutes, which shall be signed by the Statutory Auditors in attendance at the meeting. The Statutory Supervisory Commission shall hold valid meetings with the attendance of THREE (3) members and shall take valid actions by a majority vote, notwithstanding the rights conferred by Law to any dissenting Statutory Auditor. Meetings shall be presided over by one of the Statutory Auditors chosen by a majority vote at the first meeting held each year. At such time, an alternate shall also be chosen to fill in any vacancy in case of absence. Such President shall represent the Statutory Supervisory Commission before the Board of Directors. TITLE VIII: BALANCE SHEETS AND ACCOUNTS. ARTICLE 37: The fiscal year shall close on December 31, each year. As of such date, the Inventory, Balance Sheet, Statement of Income, Statement of Retained Earnings, Annexes and Table I and the Board of Directors’ Annual Report shall be prepared in accordance with applicable statutory rules, by-law provisions and technical regulations. ARTICLE 38: Liquid and realized profits shall be allocated in the following manner: a) At least FIVE PER CENT up to TWENTY PER CENT (20%) of the subscribed capital shall be set aside as statutory reserve; b) to pay the remuneration of the members of the Board of Directors and Statutory Supervisory Commission (Comisión Fiscalizadora); c) the relevant amount to pay any cumulative dividend in arrears payable to preferred shares; d) the amount to pay the fixed dividend of preferred shares; e) payment of any participation payable to ESOP Bonds; f) to set aside or to increase any voluntary or contingency reserves that a Shareholders’ Meeting may resolve; g) the outstanding balance shall be allocated to the payment of dividends on common stock, without any Class distinction. ARTICLE 39: Dividends shall be paid to the shareholders in proportion of their respective paid-in amounts within thirty (30) days from the approval of such dividends by the respective shareholders’ meeting. ARTICLE 40: Dividends in cash approved by the Shareholders’ Meeting which remain unclaimed for three (3) years calculated as from the date established for payment thereof shall be forfeited to the Corporation. In this case, they shall be allocated to a special reserve to be used as the shareholders’ meeting may decide. ARTICLE 41: The right to collect shares pertaining to dividends payable in shares and to the capitalization of reserves and balance of reassessments shall be forfeited to the Corporation within the same time period of limitation stipulated in the above clause. In this case, the shares shall be put up for sale and the rest of the shareholders shall be entitled to preemptive rights on such shares in proportion of their holdings and in relation to the class of shares they hold. Shareholders shall also be entitled to additional preemptive rights, whenever the rest of the shareholders fail to exercise their preemptive rights. The Board of Directors shall establish the time periods and terms and conditions for the exercise of this right, duly publicizing such procedure. The proceeds from the sale shall be allocated to the special reserve mentioned in the above Article. The rights carried by non-collected shares shall remain suspended until the Corporation has recorded their sale. ARTICLE 42: The last paragraph of the above Article is also applicable to those cases when the Corporation resolves to exchange any outstanding securities, for those holders who fail to claim the new shares. TITLE IX: LIQUIDATION OF THE CORPORATION. ARTICLE 43: The liquidation of the Corporation, regardless of the grounds thereof, shall be governed by Chapter I, Section XIII, Articles 101 to 112 of Law No. 19,550. ARTICLE 44: The winding-up of the Corporation shall be vested upon the Board of Directors or the liquidators designated by the Shareholders’ Meeting, under the surveillance of the Statutory Supervisory Commission (Comisión Fiscalizadora). ARTICLE 45: The proceeds of the liquidation, after payment of all of the debts and obligations, including the liquidation expenses, shall be distributed amongst all shareholders, without any distinction on terms of classes or categories, a pro rata of their holdings, as follows: a) payment of the amounts respectively paid-in on preferred shares with preference, b) payment of the amounts paid-in on common shares and the rest of the preferred shares; c) payment of fixed cumulative dividends of preferred shares outstanding to date; d) the outstanding balance shall be distributed among the shareholders a pro rata of their holdings. 3) VEST POWER UPON MATIAS PABLO SEOANE, OLGA UDALOVA, and/or AGUSTINA UDALOVA so that jointly or severally any one of them may conduct the necessary formalities to secure the registration of the by-laws’ amendment with the following agencies: Comisión Nacional de Valores and/or Inspección General de Justicia - Sector Registro Público de Comercio, to such end they are empowered to accept, reject and/or execute the amendments and requirements made, filing any and all relevant presentations, publish notices and carry out any other step and formalities as may be necessary to obtain the administrative consent and registration. I, the Acting Notary Public, certify that Mr. Monge evidences his capacity to represent the Corporation by means of the following: a) the Notarized Articles of Incorporation of the corporation executed in Notarized Instrument No. 273 of November 24, 1992 recorded on page 1304 before the Notary Public Mr. Natalio Pedro Etchegaray, Holder of Notarial Registry of the Federal Government. The Articles of Incorporation were registered with the Public Registry of Commerce under No. 11668, of Book 112, Volume A of Corporations (Sociedades Anónimas) on December 1, 1992; b) the change of corporate domicile executed by private instrument dated December 29, 1992 and registered with the Public Registry of Commerce under No. 936, Book 112, Volume A of Corporations dated February 10, 1993; c) the amendment of the by-laws executed by Notarial Instrument No. 433 dated January 20, 1993 recorded on page 2851 of the Registry No. 282 of the City of Buenos Aires, that was recorded in the Public Registry of Commerce under No. 8480, Book 113, Volume A of Corporations (Sociedades Anónimas) of September 7, 1993; d) the capital increase executed in private instrument dated March 24, 1994, registered with the Public Registry of Commerce under No. 3317, Book 114, Volume A of Corporations, dated April 13, 1994; e) the amendment of the by-laws executed by private instrument dated June 24, 1994, registered with the Public Registry of Commerce under No. 9563, Book 115, Volume A of Corporations (Sociedades Anónimas), dated September 20, 1994; f) the Consolidated By-Laws executed on Notarial Instrument No. 132 dated July 15, 1996 on Page 383 before the Notary Public Mr. Eduardo Federico Reyes, Holder of Notarial Registry No. 1317 of the City of Buenos Aires, registered with the Public Registry of Commerce under No. 7633, Book 119, Volume A of Corporations on August 12, 1996. g) the amendment of the by-laws executed by Notarial Instrument No. 44 dated April 16, 2004 on Page 111 before the Notary Public Eduardo Federico Reyes, Holder of Registry No. 1317 of the City of Buenos Aires, recorded in the Public Registry of Commerce under No. 15380, Book 26, Volume of Corporations, on December 1, 2004. Authenticated copies of all the above mentioned documents have been attached hereto and to page 903 of Notarial Protocol No. 2013; h) the Board of Directors Minutes No. 441 dated March 20, 2014 recorded on pages 12/14 of the Book of Minutes of the Board of Directors No. 18 of the corporation that convenes the shareholders’ meeting; i) the minutes of the ordinary general shareholders’ meeting No. 34 dated April 30, 2014, recorded on pages 69/79 of the Book of Minutes of Shareholders’ Meetings No. 3 that designated the Board of Directors; j) the Board of Directors Minutes No. 446 dated May 6, 2014 recorded on pages 37/38 of the Book of Board of Directors Minutes No. 18 of the corporation, that distributed offices in the board of directors. Duly authenticated copies of the documents listed under items h), i) and j) above have been attached to page 897 of Notarial Protocol 2014; k) the roll of attendance to General Ordinary Shareholders’ Meetings dated April 30, 2014, recorded on page 31 of the Book of Deposit of Stock and Registry of Attendance to General Shareholders’ Meetings No. 2, recorded under No. 18840-03, dated March 14, 2003 which reads as follows: "GENERAL ORDINARY SHAREHOLDERS MEETING dated April 30, 2014, Order No. DATE Year 2014, Day, Month, SHAREHOLDER: First and Last Name, ID No., PROXY: First and Last Name, ID No., NUMBER OF SHARES OR CERTIFICATES, SHARE CERTIFICATE NO., CAPITAL AR$, Number of Votes, SIGNATURES, 1, 24, 04, CIA. DE INVERSIONES DE ENERGÍA S.A., Don Bosco 3672 P.5, CITY OF BUENOS AIRES, N°12, 484 L°112 T°A de S.A. dated December 21, 1992, Pablo A. Buey Fernandez, ID No. (DNI) 13.305.819. Don Bosco 3672, piso 5, CITY OF BUENOS AIRES, Class “A”, 405.192.594, Share Certificates Nos. 000150, 405.192.594, 405.192.594, An illegible signature follows, 2,24,04, THE BANK OF NEW YORK  MELLON ADRS, BARCLAY STREET 101, New York, USA, Leonardo Agustín Perez, ID No. (DNI) 24.678.547, Bme. Mitre 480 5°, CITY OF BUENOS AIRES, Class “B”, 132.000.000, Share Certificate No. 000151, 132.000.000, 132.000.000, An illegible signature follows, 3, 24, 04, FERNANDEZ JORGE OSCAR Y/O MARIN DE FERNANDEZ LUISA SARA, GELLY Y OBES 2279 P.8° B, CITY OF BUENOS AIRES, Jorge Oscar Fernandez, ID No. (DNI) 4.873.126, Gelly y Obes 2279 8°, CITY OF BUENOS AIRES, Class “B”, 50.000, Share Certificate No. 66658, 50.000, 50.000, An illegible signature follows, 4,24,04, BANCO DE VALOR S.A. TAVELLI PLUS FCI, Sarmiento

310 CITY OF BUENOS AIRES, AUSENTE, Class “B”, 10, Certificate No. 66536, 10, 10, -, 5,24,04, LOLLA GUILLERMO A. and/or LOLLA SUSANA B. TAGES DE, Sarmiento 412 3°, CITY OF BUENOS AIRES, AUSENTE, Class “B”, 10, Share Certificate No. 66509, 10, 10, -, 6, 26, 04, ANSES FGS LEY 26425, Tucumán 500, CITY OF BUENOS AIRES, Susana María Valussi, ID No. (DNI) 31.340.689, Hipólito Yrigoyen 250 8° 819 CITY OF BUENOS AIRES, Class “B”, 183.618.632, Share Certificate No. 66668, 183.618.632, 183.618.632, An illegible signature follows. This register is closed on April 24, 2014 at 6:00 pm with an aggregate of six (6) shareholders recorded, with an aggregate of 720,861,246 shares, representing 90.732% of the shares and votes and with AR$720,861,246 capital and carrying 720,861,246 votes. An illegible signature follows. This registry is closed on April 30, 2004 at 10:10 am, with an aggregate of four (4) shareholders in attendance, with an aggregate of 720,861,226 shares, representing 90.7319 % of the shares and votes, and AR$720,861,226 capital and carrying 720,861,226 votes.- An illegible signature follows.-." I CERTIFY THAT THIS IS A TRUE COPY of the original. I read this Notarial Instrument to Mr. Monge and after rendering his consent he signed before me. A signature follows, RICARDO ISIDRO MONGE, before me, NOTARY PUBLIC MATIAS PABLO SEOANE, I stamp my seal. THIS NOTARIAL INSTRUMENT is an authenticated copy of the Original Notarial Instrument before me on page 904 of my Notarial Registry No. 2089 a mi cargo. I issue this First Copy for the Corporation, composed of fourteen notarial pages correlatively numbered N017638008 to N017638021 which I certify, seal and sign on the date and place stated above. [Signed] MATIAS PABLO SEOANE- NOTARY PUBLIC- Notarial License 4545.

[THE ARGENTINE EMBLEM]

Ministry of Justice and Human Rights

Office of Corporations (Inspección General de Justicia)

- 2014- Year of Homage to Admiral William Brown

in the Bicentennial of the Sea Battle of Montevideo

IGJ Registration No. 1566044

CORPORATION (SOCIEDAD ANÓNIMA)

Corporate Name: TRANSPORTADORA DE GAS DEL SUR

(Formerly): [in blank]

Filing No.: 7223557

Code of Filing/Description: 01370 AMENDMENT OF BY-LAWS

Notarial Instrument: 360

Recorded in this Registry under No. 19962 of Book 71, Volume of Corporations (SOCIEDADES ANÓNIMAS)

Buenos Aires, October 14, 2014

[Signature] MAXIMILIANO DONDERO- Head of the Registry Department of the Office of Corporations

EXHIBIT 4.1

Technical Assistance Service Agreement between TGS and Petrobras Argentina dated November 4, 2014.

Autonomous City of Buenos Aires, November 24, 2014

Messrs

PETROBRAS ARGENTINA S.A.

Maipú 1

Autonomous City of Buenos Aires

Re: Technical Assistance Service Agreement

Dear Sirs,

We are pleased to address you in our capacity as attorneys in fact for Transportadora de Gas del Sur S.A. (“TGS”) to request from Petrobras Argentina S.A. (“Petrobras”) the provision of a Technical Assistance Service to TGS, during a three (3) years term as from next December 28, under the terms and conditions set out in the Annex.

To that end, we inform you that TGS avails of the Ente Regulador del Gas authorization for Petrobras to continue to be the Technical Operator of TGS, as expressed in NOTA ENRG GAL/GDyE/GT/I No. 13093 dated 10/24/14 under File ENRG 27402/14, and with TGS Board of Directors’ authorization dated 10/28/14 to proceed consequently.

This letter shall be deemed tacitly accepted by you upon the issue of an invoice in an amount of ARG$1.000 as an advance payment for provision of the service as requested.

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

Date: April 29, 2015

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

Date: April 29, 2015

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2014 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 29, 2015

/s/ Javier Gremes Cordero
Javier Gremes Cordero
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (the “Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2014 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 29, 2015

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flow present fairly, in all material respects,  the financial position of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.   Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & Co. S.R.L.

by	/s/ Carlos N. Martínez (Partner)
Carlos N. Martínez

Buenos Aires, Argentina

April 29, 2015

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

 (Stated in thousands of pesos as described in Note 3 except for weighted average of outstanding shares and basic and diluted earnings per share)

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Stated in thousands of pesos as described in Note 3)

Shareholders Contributions			Retained Earnings								
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Voluntary Reserve	Future Dividends Reserve	Future Capital Expenditures Reserve	Accumulated retained earnings	Subtotal	Total	Non-Controlling interests	Total
Balances at January 1, 2012	794,495	550,805	1,345,300	213,384	164,128	-	-	228,307	605,819	1,951,119	1	1,951,120
Resolutions of the Ordinary Shareholders' Meeting held on April 12, 2012												
Legal Reserve	-	-	-	11,534	-	-	-	(11,534)	-	- -	- -	-
Future Dividends Reserve	-	-	-	-	(164,128)	268,291	-	(104,163)	-	- -	- -	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	114,982	(114,982)	-	- -	- -	-
Resolution of the Ordinary Shareholders' Meeting held on December 6, 2012												
Cash dividends	-	-	-	-	-	(150,000)	-	-	(150,000)	(150,000)	-	(150,000)
Comprehensive income for the year	-	-	-	-	-	-	-	232,747	232,747	232,747	-	232,747
Balances at December 31, 2012	794,495	550,805	1,345,300	224,918	-	118,291	114,982	230,375	688,566	2,033,866	1	2,033,867
Resolution of the Board of Directors' Meeting held on March 18, 2013												
Cash dividends	-	-	-	-		(118,291)	-	-	(118,291)	(118,291)	-	(118,291)
Resolutions of the Ordinary Shareholders' Meeting held on April 25, 2013												
Derecognition of the Future Capital Expenditures Reserve	-	-	-	-		-	(114,982)	114,982	-	-	-	-
Legal Reserve	-	-	-	11,961		-	-	(11,961)	-	-	-	-
Future Dividends Reserve	-	-	-	-		202,239	-	(202,239)	-	-	-	-
Future Capital Expenditures Reserve	-	-	-	-		-	140,000	(140,000)	-	-	-	-
Comprehensive income for the year	-	-	-	-		-	-	107,504	107,504	107,504	2	107,506
Balances at December 31, 2013	794,495	550,805	1,345,300	236,879	-	202,239	140,000	98,661	677,779	2,023,079	3	2,023,082
Cash dividends to non-controlling interest [(1)]	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Resolutions of the Ordinary Shareholders' Meeting held on April 30, 2014												
Derecognition of the Future Capital Expenditures Reserve	-	-	-	-	-	(202,239)	(140,000)	342,239	-	-	-	-
Legal Reserve	-	-	-	5,375	-	-	-	(5,375)	-	-	-	-
Future Dividends Reserve	-	-	-	-	-	260,525	-	(260,525)	-	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	175,000	(175,000)	-	-	-	-
Resolution of the Board of Directors' Meeting held on November 26, 2014												
Cash dividends	-	-	-	-	-	(260,525)	-	-	(260,525)	(260,525)	-	(260,525)
Comprehensive income for the year	-	-	-	-	-	-	-	104,983	104,983	104,983	5	104,988
Balances at December 31, 2014	794,495	550,805	1,345,300	242,254	-	-	175,000	104,983	522,237	1,867,537	6	1,867,543

The accompanying notes are an integral part of these consolidated financial statements.

(1) Dividends distributed by Telcosur to the non-controlling interest in May 2014.

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2014	2013	2012
Cash flows provided by operating activities			
Total comprehensive income for the year	104,988	107,506	232,747
Reconciliation of total comprehensive income to cash flows provided by operating activities:			
Depreciation of property, plant and equipment	254,311	242,917	233,670
Consumption of materials	3,916	3,891	2,696
Share of (loss) / profit from associates	(2,890)	516	(205)
Increase / (decrease) in allowances and provisions	19,966	(382)	13,374
Interest expense accrual	285,307	210,579	178,083
Interest income on Other financial assets other than Cash and cash equivalents	(43,764)	(15,585)	(6,665)
Income tax	64,766	65,881	126,797
Derivative financial instrument results	103,497	(38,025)	-
Foreign exchange loss	539,425	504,951	179,235
Changes in assets and liabilities:			
Trade receivables	(39,689)	(870)	(127,589)
Other receivables	(118,926)	(49,044)	(49,982)
Inventories	(21,775)	46,926	(46,694)
Trade payables	141,771	1,504	68,435
Payroll and social security taxes	20,302	13,799	157
Taxes payables	(15,586)	2,251	16,831
Income tax	(64,804)	(20,730)	(44,493)
Other payables	1,693	226	(3,249)
Provisions	(13,238)	(18,547)	(84)
Interest paid	(205,413)	(168,806)	(136,769)
Income tax paid	(17,469)	(62,570)	(119,747)
Derivative financial instruments	(48,187)	11,525	-
Advances from customers	70,750	33,048	(6,810)
Cash flows provided by operating activities	1,018,951	870,961	509,738
Cash flows used in investing activities			
Additions to property, plant and equipment	(350,559)	(235,374)	(202,185)
Other financial assets other than Cash and cash equivalents	156,143	(249,260)	-
Cash flows used in investing activities	(194,416)	(484,634)	(202,185)
Cash flows used in financing activities			
Proceeds from loans	-	30,000	20,000
Payment of loans	(769,932)	(4,444)	-
Dividends paid to the Company's shareholders	(212,459)	(263,659)	-
Dividends paid to non-controlling interest	(2)	-	-
Cash flows used in financing activities	(982,393)	(238,103)	20,000
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(157,858)	148,224	327,553
Cash and cash equivalents at the beginning of the year	893,812	693,044	346,652
Foreign exchange gains on Cash and cash equivalents	53,466	52,544	18,839
Cash and cash equivalents at the end of the year	789,420	893,812	693,044

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. It was agreed that upon obtaining the governmental approval, Pampa Group will receive shares representing 40% of CIESA’s capital stock which are held in the Trust. As of the date of issuance of these Financial Statements, ENARGAS has expressed no objections to the transfer of share, remaining pending the approval by the Comisión Nacional de Defensa de la Competencia.

2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2014 and 2013 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1) of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these consolidated financial statements as of December 31, 2014, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

Therefore, the Company fully adopted IFRS for the first time from January 1, 2012. All IFRS effective at the date of the preparation of these financial statements were applied.

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

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated. For further information, see Note 4.c.

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2014 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on or after January 1, 2014:

IAS 32 "Financial Instruments - Presentation"

In December 2011, the IASB has issued an amendment to the application guidance in IAS 32 “Financial Instruments - Presentation”, to clarify some of the requirements for offsetting financial assets and liabilities on the statements of financial positions. This amendment do not change the current offsetting model in IAS 32, which requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The amendment disclosures will require more extensive disclosures than are currently required under IFRS.

The amendment does not have impact in the Company’s financial position and results of operations.

IFRIC 21 "Levies"

IFRIC 21 provides guidance for the accounting for an obligation to pay a levy by government that is not income tax, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

The application of this interpretation has had no material impact on Company’s financial position and result of operations.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

New standards and interpretations issued by the IASB not effective for the periods beginning on January 1, 2014 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2015 or later and which have not been early adopted by the Company:

Annual improvements to IFRSs 2010 – 2012 Cycle

The annual improvement to IFRSs 2010 – 2012 Cycle include six amendments to IFRSs issued by the IASB, among them: IFRS 8 “Segment Reporting” and IAS 24 “Related Party Disclosures”. These amendments added new disclosures to be included in the financial statements.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

Annual improvements to IFRSs 2011 – 2013 Cycle

The annual improvement to IFRSs 2011 – 2013 Cycle include three amendments to IFRSs issued by the IASB, among them IFRS 13 “Fair Value Measurement. IFRS 13 shall apply to all other pronouncements that require or allow measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. The standard provides a three-level hierarchy of methods for arriving at fair value.

These amendments will be applicable for annual periods beginning on or after July 2014, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 was issued which establishes a single model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation. IFRS 15 introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The new revenue recognition model established in IFRS 15 is applicable to all contracts with customers, except lease contracts, insurance contracts and financial instruments. The recognition of interest and dividends are not under the scope of this standard.

IFRS 15 will be applicable for annual periods beginning on or after January 1, 2017, with earlier application permitted.

The Company is currently analyzing the impact of IFRS 15 requirements.

IFRS 9 Financial instruments

In July 2014 a new revised version of IFRS 9 was issued. The complete version of IFRS 9 replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. There is now a new expected

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

credit losses model that replaces the incurred loss impairment model used in IAS 39. Also, new requirements to classify and measure financial assets were included in this version.

IFRS 15 will be applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted.

The Company is yet to assess IFRS 9’s full impact.

Annual improvements to IFRSs 2012 – 2014 Cycle

The annual improvement to IFRSs 2012 – 2014 Cycle include four amendments to IFRSs issued by the IASB, among them IAS 34 “Interim financial reporting”. The standard requires new disclosures to be included in the interim financial statements.

These amendments will be applicable for annual periods beginning on or after July 2016, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

•

Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.

•

The amendment add additional examples of possible ways of ordering the notes to clarify that understandability and comparability

These amendments will be applicable for annual periods beginning on or after January 2016, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

b)

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2014 have been used for consolidation purposes. Detailed data reflecting subsidiary control as of December 31, 2014 and 2013 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	% of shareholding
Company	and votes	Country	Closing date	Main activity

Telcosur S.A.	99.98	Argentina	December 31	Telecommunication Services

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

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2014 of Link, Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2014 of Link, TGU and EGS, from this date to December 31, 2014.

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

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.  Furthermore, as of December 31, 2014, investment in Gas Link S.A. (“Link”) has been reduced to zero in the extent that it recorded a shareholder’s equity below zero. As of the date of issuance of these financial statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate. As of December 31, 2013, the investment in Link has been adjusted by Ps. 3,500 due to the elimination of the unrealized intercompany gains.

Dilution gains and losses arising in investments in associates are recognized in the statements of comprehensive income.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2014 and 2013:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	% of shareholding
Company		Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline Maintenance	December 31
EGS	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

c)

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

These consolidated financial statements have been prepared under the historical cost convention in nominal currency according to IFRS, the applicable criterion for non-hyperinflationary economies. In this sense, these consolidated financial statements have been prepared in accordance with IAS 29.

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

d)

Financial instruments

Classification

Financial assets are classified into the following categories:

1.

Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future. The Company includes in this category balances in mutual funds and public and private bonds, which are valued at fair value at each closing date.

2.

Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

3.

Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

includes in this category bank accounts and cash on hand, the loan granted to Pampa Energía, trade receivables and other receivables.

4.

Financial assets available for sale. Financial assets available for sale are non-derivatives that   are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. At December 31, 2014 and 2013, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. At December 31, 2014 and 2013, there are no instruments classified in this category.

2.

Other financial liabilities: Within this category the Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. The Company includes in this category trade payables, loans, payroll payables, derivative financial instruments and other payables except for investing in associates.

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

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

e)

Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial expenses" in the statement of comprehensive income.

Derivative financial instruments have been measured in accordance with IFRS 13.

The Company manages exposures to foreign exchange risks using hedging instruments that provide the appropriate economic outcome. The hedging instruments used include currency forward contracts. The Company does not use derivative financial instruments for speculative purposes.

As of December 31, 2014, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A decrease of financial expenses for the fiscal year 2014 is recognized in the statement of comprehensive income within "derivative financial instruments result".

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

f)

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

g)

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

h)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank accounts, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

i)

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

j)

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

Property, plant and equipment (“PP&E”) are comprised as follows:

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 10,409, Ps. 7,245 and 5,924 for the years ended December 31, 2014, 2013 and 2012.

Impairment of non-financial assets

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

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets. As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2014 and 2013 the carrying value of PP&E does not exceed their recoverable value.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)

Loans granted to related companies

They were initially measured at fair value and subsequently the loan to Pampa Energía is measured at amortized cost.

Loans to related parties consist of the balance of the loan granted to Pampa Energía (for further information see Note 19).

l)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost.

m)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2014 and 2013, there are no provisions for this concept.

The Company has calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

n)

Asset tax

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

As of December 31, 2014 and 2013, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

o)

Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including those of legal and regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

p)

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

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf of third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production.

Also, TGS provides telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

q)

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

r)

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the General Annual Shareholders’ Meeting held on April 30, 2014, for which a specific amount was intended to constitute a special future dividends reserve.

In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders’ Meeting that will approve the financial statements as of December 31, 2014.

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

s)

Basic and diluted earnings per share

Basic earnings per share as of December 31, 2014 and 2013 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

t)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM is the Board of Directors. Business segment information is provided in note 7 below.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

u)

Dividend distribution

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Dividends distributed during years ended December 31, 2014, 2013 and 2012 amounted to Ps. 260,525 (Ps. 0.33 per share), Ps. 118,291 (Ps. 0.15 per share) and Ps. 150,000 (Ps. 0.189 per share), respectively.

As of the date of issuance of these financial statements, Telcosur has distributed cash dividends. On May 16, 2014, according to resolutions of the Ordinary Shareholders Meeting of Telcosur, payment of cash dividends to TGS was Ps. 10,152.

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

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids and Commercialization segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred by the Company, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital (“WACC”).

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2014 and 2013.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason the Company performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of its natural gas transportation business segment at the end of each year. TGS considered two different scenarios:

a)

Scenario 1: the Company is able to reach an agreement with the Argentine government regarding a tariff increase (“Scenario 1”); and

b)

Scenario 2: the Company is unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2014, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are also uncertain, TGS developed three different projected cash flow streams based on the timing, type and amount of the tariff increase based on the renegotiation process with the Argentine government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the overall probability of occurrence of 95% to each projected cash flow: 50%, 10% and 35%, respectively.  Specific details of each cash flow streams as of December 31, 2014 were based on: (a) the status of the negotiations with the Argentine government, (b) the status of the legal actions initiated by TGS in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement and upheld by the Decree No. 1,918/09, (c) the current regulatory framework, (d) recent experiences and renegotiation agreements signed by other gas and electricity utility peers and (e) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by TGS (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2014.

Up to 60% increase in the weighted probability of the pessimistic case (from 35% to 95%) and a similar reduction in the probability of occurrence of the optimistic case and base case being it equal to zero would not generate adjustment for impairment.

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

(c) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

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

Cash and cash equivalents at the end of the year ended December 31, 2014 and 2013 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The CODM evaluates the business based on the differences in the nature of the Company’s products and services. The business segment information is reported consistently with the information reviewed by the Board of Directors. The amount reported for each segment item is the measure reported to the CODM for these purposes. This measure is the operating profit / deficit.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•

Reported revenues of the operating segments are 10%t or more of the combined revenue, internal and external, of all operating segments;

•

The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

•

Assets are 10 per cent or more of the combined assets of all operating segments

As well as this, the operating segments that do not meet any of the quantitative thresholds can be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Company’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Company’s consolidated external revenue is included in reportable segments.

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments under IFRS 8 are as follows:

•

Natural Gas Transportation: revenues of this business segment are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

•

Production and Commercialization of Liquids: Liquids production and commercialization activities are conducted at Cerri Complex, which is located, near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

•

Other services: Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production.

•

Telecommunications: Telecommunication services are rendered through Telcosur, a company controlled by TGS. Telcosur provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

During 2014, in accordance with the quantitative thresholds, reportable segments were modified. The comparative information as of and for the year ended December 31, 2013 presented has been adjusted retrospectively for the sake of comparability.

Detailed information on each business segment for the years ended December 31, 2014 and 2013 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

8.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

d)

Advances from customers (1)

(1) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

Advances from customers are denominated in pesos.

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3)

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

2014					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	416,968	224,727	84,138	82,777	25,326	-
Social security taxes	74,640	37,074	15,027	17,136	5,403	-
Compensation to Directors and Supervisory Committee	4,595	-	-	4,595	-	-
Professional services fees	22,094	1,238	2,239	17,539	1,078	-
Technical operator assistance fees	69,966	3,000	66,966	-	-	-
Materials	26,597	11,079	15,518	-	-	-
Third parties services	41,059	15,650	20,567	4,842	-	-
Telecommunications and post expenses	3,543	252	690	2,461	140	-
Rents	1,802	411	122	1,092	177	-
Transports and freight	15,647	11,059	4,261	325	2	-
Easements	14,832	14,832	-	-	-	-
Offices supplies	1,669	560	208	820	81	-
Travels expenses	6,142	3,056	1,008	1,431	647	-
Insurance	19,125	11,386	6,853	841	45	-
Property, plant and equipment maintenance	113,011	79,984	29,713	2,718	596	-
Depreciation of property, plant and equipment	254,311	175,461	64,787	14,063	-	-
Taxes and contributions	686,707	47,016	17,320	8,825	613,546 (1)	-
Advertising	136	-	-	-	136	-
Doubtful accounts	(207)	-	-	-	(207)	-
Banks expenses	1,155	-	-	1,083	72	-
Interests expense	300,334	-	-	-	-	300,334
Foreign exchange loss	777,514	-	-	-	-	777,514
Other financial charges	47,456	-	-	-	-	47,456
Derivative financial instruments results	103,497	-	-	-	-	103,497
Costs of services rendered to third parties	18,740	-	18,740	-	-	-
Transactions among business segments	-	(17,299)	17,299	-	-	-
Other expenses	14,306	6,908	4,145	2,936	317	-
Total 2014	3,035,639	626,394	369,601	163,484	647,359	1,228,801

(1) Includes tax on exports of Ps. 511,600 for the year ended December 31, 2014.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3)

Rubro	2012					
		Operating expenses				
	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	241,779	135,693	45,275	46,331	14,480	-
Social security taxes	43,260	21,574	8,131	10,196	3,359	-
Compensation to Directors and Supervisory Committee	2,322	-	-	2,322	-	-
Professional services fees	14,564	700	553	12,787	524	-
Technical operator assistance fees	52,046	25,370	26,676	-	-	-
Materials	14,389	4,722	9,667	-	-	-
Third parties services	24,873	8,332	12,087	4,454	-	-
Telecommunications and post expenses	2,434	371	665	1,286	112	-
Rents	1,230	288	180	709	53	-
Transports and freight	9,051	6,395	2,517	139	-	-
Easements	15,605	15,605	-	-	-	-
Offices supplies	977	287	93	491	106	-
Travels expenses	3,662	2,013	775	634	240	-
Insurance	13,486	8,186	4,857	422	21	-
Property, plant and equipment maintenance	75,068	50,354	22,915	1,524	275	-
Depreciation of property, plant and equipment	233,670	163,293	60,332	10,045	-	-
Taxes and contributions	443,464	31,863	7,946	477	403,179 (1)	-
Advertising	545	-	-	-	545	-
Doubtful accounts	127	-	-	-	127	-
Banks expenses	799	-	-	764	35	-
Interests expense	185,294	-	-	-	-	185,294
Foreign exchange loss	239,121	-	-	-	-	239,121
Other expenses and financial charges	23,759	-	-	-	-	23,759
Derivative financial instruments results	-					-
Costs of services rendered to third parties	32,381	-	32,381	-	-	-
Transactions among business segments	-	(6,101)	6,101	-	-	-
Other expenses	8,428	4,468	2,096	1,687	177	-
Year ended December 31, 2012	1,682,334	473,413	243,247	94,268	423,233	448,174

(1) Includes tax on exports of Ps. 357,409 for the year ended December 31, 2012.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)

Net financial results

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

9.

INVESTMENTS IN ASSOCIATES

10.

PROFIT / (LOSS) FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11.

PROPERTY, PLANT AND EQUIPMENT

2014										
	Cost					Depreciation					
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,612,277	-	-	18,963	3,631,240	1,348,651	-	85,773	2.2	1,434,424	2,196,816
Compressor plants	1,354,086	-	-	81,998	1,436,084	762,272	-	71,983	3.3 to 25	834,255	601,829
Other industrial plants	2,868	-	-	-	2,868	358	-	98	3.3	456	2,412
Stations of regulation and/or measurement of pressure	126,403	-	-	2,825	129,228	77,640	-	5,166	4.0	82,806	46,422
Other technical installations	28,342	-	-	13	28,355	19,027	-	975	6.7	20,002	8,353
Subtotal assets related to natural gas transportation service	5,123,976	-	-	103,799	5,227,775	2,207,948	-	163,995		2,371,943	2,855,832
Assets related to natural gas upstream service	205,084	-	-	689	205,773	103,669	-	7,998	2.2 to 25	111,667	94,106
Assets related to liquids production and commercialization service	677,111	-	-	18,437	695,548	483,606	-	42,821	5.9	526,427	169,121
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279
Buildings and constructions	184,665	-	-	11,539	196,204	93,198	-	4,502	2.0	97,700	98,504
Fittings and features in building	5,692	-	-	28,283	33,975	3,539	-	780	4.0	4,319	29,656
Machinery, equipment and tools	43,036	3,381	253	753	46,917	34,941	253	1,712	6.7 to 20	36,400	10,517
Computers and Telecommunication systems	363,374	-	-	26,405	389,779	264,435	-	21,916	6.7 to 20	286,351	103,428
Vehicles	28,122	3,549	607	-	31,064	19,210	607	2,968	10 and 20	21,571	9,493
Furniture	13,147	-	-	-	13,147	12,645	-	98	10	12,743	404
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	91,233	-	7,521	4	98,754	78,518
Materials	226,701	112,846	3,916	(48,954)	286,677	-	-	-	-	-	286,677
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	214,619	253,614	-	(140,951)	327,282	-	-	-	-	-	327,282
Total 2014	7,282,950	373,390	4,776	-	7,651,564	3,316,042	860	254,311		3,569,493	4,082,071

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12/31/2013										
	Cost					Depreciation					
Main account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value
Pipelines	3,583,938	2,210	-	26,129	3,612,277	1,263,152	-	85,499	2.2	1,348,651	2,263,626
Compressor plants	1,322,490	-	-	31,596	1,354,086	699,420	-	62,852	3,3 to 25	762,272	591,814
Other industrial plants	2,868	-	-	-	2,868	260	-	98	3.3	358	2,510
Stations of regulation and/or measurement of pressure	124,787	-	-	1,616	126,403	72,504	-	5,136	4.0	77,640	48,763
Other technical installations	28,342	-	-	-	28,342	18,019	-	1,008	6.7	19,027	9,315
Subtotal assets related to gas transportation service	5,062,425	2,210	-	59,341	5,123,976	2,053,355	-	154,593		2,207,948	2,916,028
Assets related to gas upstream service	198,378	-	665	7,371	205,084	95,959	147	7,857	2,2 to 25	103,669	101,415
Assets related to liquids production and commercialization service	648,348	-	-	28,763	677,111	441,704	-	41,902	5.9	483,606	193,505
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279
Buildings and constructions	182,031	-	-	2,634	184,665	88,937	-	4,261	2.0	93,198	91,467
Fittings and features in building	5,692	-	-	-	5,692	3,242	-	297	4.0	3,539	2,153
Machinery, equipment and tools	39,034	1,752	-	2,250	43,036	33,596	-	1,345	6,7 to 20	34,941	8,095
Computers and Telecommunication systems	343,322	-	-	20,052	363,374	241,719	-	22,716	6,7 to 20	264,435	98,939
Vehicles	24,621	3,599	98	-	28,122	16,987	98	2,321	10 and 20	19,210	8,912
Furniture	13,122	9	-	16	13,147	12,541	-	104	10	12,645	502
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	83,712	-	7,521	4	91,233	86,039
Materials	176,850	104,125	3,373	(50,901)	226,701	-	-	-	-	-	226,701
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254
Works in progress	130,155	153,990	-	(69,526)	214,619	-	-	-	-	-	214,619
Total 2013	7,021,401	265,685	4,136	-	7,282,950	3,073,370	245	242,917		3,316,042	3,966,908

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.

LOANS

Short-term and long-term loans as of December 31, 2014 and 2013 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of December 31, 2014 and 2013 is the following:

The maturities of the current and non-current loans as of December 31, 2014 are as follows:

Issuance of notes under the 2007 Global Program (the “2007 Program”):

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of the 2007 Global Program for the issuance of new notes up to a maximum aggregate amount of US$ 650.0 million. The 2007 Program was authorized by the CNV on January 18, 2007.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

On January 10, 2014, TGS launched an offer to exchange its outstanding 2007 Notes for newly issued notes under the 2014 Global Program (the “2014 Global Program”), as it is described below. The period of acceptance of this offer expired on February 7, 2014. The percentage of acceptance received amounted to 67%. As a result of the exchange, a total US$ 123,283,000 of the 2007 Notes remained outstanding and thus, the amortization payments are expected to amount to US$ 30,820,750. After its first amortization in May 2014, as December 31, 2014, 2007 Notes amounted to US$ 92,462,250.

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the December 31, 2014.

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

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2007 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Issuance of notes under the 2014 Global Program (the “2014 Program”):

The 2014 Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason,

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of US$255,451,506 under its 2014 Program. The main conditions of 2014 Notes are as follows:

	2014 Notes

Amount in US$	255,451,506
Interest rate	9.625% anual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The terms and conditions of the 2014 Notes are similar to those applied to the 2007 Notes, having not changed financial covenants with respect to those effective for the 2007 Notes. According to the criteria established by IAS 39, the exchange offer was not accounted for as an extinguishment of financial liabilities, and thus, the costs paid are amortized over the remaining life of the 2014 Notes.

The fair values are based on cash flows discounted at an effective rate of 10.126%.

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

The current terms of the Company’s interest- bearing borrowings as of December 31, 2014 has been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2014 and 2013 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The analysis of the net deferred tax liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2014 and 2013 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2014, 2013 and as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.

PROVISIONS

The total amount of the Provisions are included in current liabilities.

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

As regards to the revenue derived from the Natural Gas Transportation segment, under Public Emergency and Reform of the Foreign Exchange System Law No. 25,561 (the “Public Emergency Law”), the tariffs charged by the Company are currently denominated in Argentine pesos. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into Argentine pesos and fixed at an exchange rate of Ps. 1.00 = US$ l.00 even as the Argentine peso was allowed to devalue against the US dollar. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 83%, 90% and 90% of the segment’s total revenues for both the years ended December 31, 2014, 2013 and 2012, respectively. Total revenues denominated in Argentine Pesos accounted for 35%, 29% and 30% for the years ended December 31, 2014, 2013 and 2012, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2014, 2013 and 2012 would have decreased the Company’s income before tax for the year in approximately Ps. 196,725, Ps. 187,569 and Ps. 140,317, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

During the years ended December 31, 2014 and 2013, the Company entered into both US dollar forward purchase contracts as well as US dollar-linked mutual fund investments in order to cover the risk exposure associated with foreign exchange rate movements on its financial indebtedness. The fair value of the forwards was a liability position of Ps. 28,810 and an asset position of Ps. 26,500 as of December 31, 2014 and 2013, respectively. The Company has not performed any derivative transaction of this type during the year ended December 31, 2012.

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

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2014 and 2013:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of companies engaged in this business.

Based on the volume of sales for the years ended December 31, 2014, 2013 and 2012, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 69,228, Ps. 36,723 and Ps. 32,626, respectively.

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

As of December 31, 2014 and 2013 the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and to Petrobras Argentina (one of the shareholders of CIESA). Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013		2012
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues	Trade receivables
MetroGAS	194,904	20,001	183,724	18,108	184,288	67,357
Camuzzi Gas Pampeana S.A.	108,668	22,433	99,601	19,467	98,062	17,342
Gas Natural BAN S.A. (“BAN”)	78,913	8,501	70,614	7,167	70,487	7,027
Petrobras Argentina	30,192	13,517	31,698	3,706	32,360	5,424
Camuzzi Gas del Sur S.A.	26,296	2,905	23,934	4,662	24,388	4,426

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Polisur, Petrobras Global Trading BV (“Petrobras Global”) and Petroleo Brasileiro both related companies of Petrobras Argentina. Revenues from these customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2014 and 2013 are as follows:

	2014		2013		2013
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues	Trade receivables
Polisur	1,055,582	89,148	735,380	93,845	580,325	76,225
Petredec	944,233	42,989	411,127	131,329	342,757	-
Petroleo Brasileiro	627,468	25,475	343,150	39,573	256,447	47,020
Petrobras Global	-	-	373,791	-	487,314	89,835

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) loans granted to related parties, (iii) other financial assets at fair value through profit or loss, (iv) trade receivables, (v) other receivables and (vi) derivate financial instruments, as of December 31, 2014 and 2013:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	(In thousands of pesos)	Credit rate
Time deposits	22,939	AA
Time deposits	75,887	BBB-
Time deposits	201,181	CCC
Time deposits	145,303	CCC-
Mutual funds	38	AAA
Mutual funds	523	AA+
Mutual funds	7,956	AA
Mutual funds	54,053	A+
Mutual funds	88,940	A
Public Bonds	2,338	CCC

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

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables, derivative financial instruments and loans as of December 31, 2014 and 2013. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

During the year ended December 31, 2014 and 2013, the gearing ratio was as follows:

	2014	2013
Total Loans (note 12)	2,465,689	2,507,227
Total Equity	1,867,543	2,023,082
Total Capital	4,333,232	4,530,309
Gearing ratio	0.57	0.55

2

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.d. According to the provisions of IFRS 7 and IAS 32, non-financial assets and liabilities such as property, plant and equipment, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2014 and 2013 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

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

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, those derivate financial instruments for which the Company was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2014, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2014 and 2013:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2014 and 2013, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and 2014 Notes at December 31, 2014 and 2013 based on their quoted market price:

16.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de GdE, the transfer agreements and the licenses of the newly privatized companies establish the legal framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created the Ente Nacional Regulador del Gas (“ENARGAS”), which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs. Previous the enactement of the Public Emergency Law, and cccording to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2015, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required TGS and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company was determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Group (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that is hearing in the case was constituted.

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. On January 12, 2015, by agreement of the disputing parties, the legal action of Enron Corp. and Ponderosa Assets LP held against the Argentine Republic before the ICSID was suspended until July 12, 2015.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008 (the “Transitional Agrement”). According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. Although the tariff increase has not been granted yet, we executed the investment plan called for under the 2008 Transitional Agreement using our own funds, and on September 6, 2011, ENARGAS determined that the works included in our investment plan were completed.

On December 3, 2009, the Executive Branch ratified the 2008 Transitional Agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties to date.

Because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, TGS filed an acción de amparo (a legal action to guarantee constitutional rights) against ENARGAS and SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010, TGS was served notice of a judgment that upheld the acción de amparo filed by TGS. Said judgment ordered SCyCG to return to ENARGAS, within a two-day period, the documents remitted by ENARGAS

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

in connection with the tariff schedule applicable to us under Presidential Decree No. 1,918/09; and ordered ENARGAS, within two days following reception of said documents, to set the tariff schedule and the retroactive collection methodology. On November 12, 2010, ENARGAS and SCyCG filed an appeal against this judgment.

Moreover, on November 16, 2010, TGS received a proposal from UNIREN, which provides that in order to move forward with the renegotiation of the License within the scope and in the terms of the Public Emergency Law, all claims, appeals, or administrative or judicial action taken against the Government in connection with or arising from the Renegotiation Process must be suspended. In response, on November 18, 2010, TGS requested the suspension of the acción de amparo mentioned above for a twenty-working-day period, which is automatically renewable at the end of such period unless TGS’ Board of Directors, before or at the expiration of each period, decides not to renew it, in order to move forward with the renegotiation of the License. On December 28, 2010, TGS requested that ENARGAS and MPFIPyS join TGS’ request to suspend the acción de amparo, and as of the date of this Financial Statements, TGS has not received any favorable response on this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters in the City of Buenos Aires confirmed the sentence passed by the first instance judge, setting a 60 business day term for SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by ENARGAS in connection with the tariff increase schedule and for ENARGAS to decide, within a 60 business day term following receipt of said documents and verification of compliance with the provisions set forth in the 2008 Transitional Agreement, on the tariff adjustment and the transitional tariff schedule stipulated therein. ENARGAS filed an extraordinary appeal before the Court of Appeals, which was dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the dismissal of the extraordinary appeal be vacated. On August 25, 2011, SCyCG returned to ENARGAS the administrative documents giving notice under Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby TGS recorded the fulfillment of the court action by the SCyCG. On November 28, 2013, the Supreme Court of Justice of the Argentine Republic dismissed the appeal requesting that the dismissal of the extraordinary appeal be vacated. This decision made by the Supreme Court of Justice is a final ruling on the subject.

According to the 2008 Transitional Agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2015. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includeded the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity required for the Argentine Government was unable to provide. In October 2011, TGS received a new proposal from UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement; however, as of the date of this Annual Report, the Renegotiation Agreement, other than the initial 20% tariff increase, is still not effective. UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above –the last was until July 12, 2015, and formally required the order of quick sentence.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Under the framework of the 2008 Transitional Agreement, the ENARGAS issued Resolution No. I-2852 on April 7, 2014 containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. The new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. The tariff increase is exiguous given the increase in operating costs suffered.

The funds generated by this tariff increase would be temporarily deposited in a trust fund for the payment of maintenance works in the pipeline system in order to guarantee the quality of the rendering of natural gas in accordance with the guidelines established in the Natural Gas Industry Regulatory Framework, according to an investment plan submitted by TGS and previously approved by the ENARGAS.

The publication of the new rate schedules partially implements the 2008 Transitional Agreement. The 2008 Transitional Agreement establishes that the tariff increase is effective retroactively starting September 1, 2008. The Company filed a motion for reconsideration before ENARGAS due to the omission regarding the methodology to recover the increase that should have been effective as from September 1, 2008 to March 31, 2014 following the provisions of the 2008 Transitional Agreement. Having spent in excess deadlines for the determination of the appeal by the ENARGAS, TGS considered denied its request, and asked the regulatory agency the transfer of the proceedings to the Secretary of Energy to focus on the analysis of the appellate subsidiary interposed in the motion for reconsideration form. Also, to cover the eventual refusal to that request, the Company filed a preliminary administrative appeal under the terms of art. 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014.

On the other hand, with respect to the execution process corresponding to the appeal initiated In September 2010 we filed an acción de amparo against ENARGAS and SCyCG asking for implementation of the new tariff increase schedule. On September 19, 2014, the judge of the First Instance rejected TGS’ request that ENARGAS publish the tariff scheduled, alleging that after the issuance of resolution I-2852, said organism has complied with the publication of the tariff schedule authorized in Decree No. 1,918/09. Therefore, on September 25, 2014 TGS filed an appeal before the national Chamber for Federal Administrative Law Disputes of the City of Buenos Aires. This appeal was dismissed on December 18, 2014. TGS is currently focused on a special appeal

As part of the negotiations with the UNIREN, TGS continues focusing on following the necessary steps aimed to sign the Integral License Renegotiation Agreement initialed by TGS in October 2011. The indemnity given corresponds to the arbitration action initiated by Enron Corp. and Ponderosa Assets against the National Government for the damages suffered by Public Emergency Law. Although the executive secretariat of the UNIREN ruled favorably regarding the terms reached in the agreement accepted by TGS and recommended the signature of the Ministers of Economy and Finance, National Planning, Infrastructure and Services, as of the date of the issuance of these financial statements, it has been unable to materialize. Also, as it is mentioned above, the Company filed a preliminary administrative appeal under the terms of art. 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014.

TGS continues the negotiations with the National Government for the adjustment of the Charge for Access and Use (“CAU”) which has been created through Presidential Decree No. 180/05 to compensate TGS for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts.

The License establishes, among other restrictions, that TGS will not be allowed to assume CIESA’s obligations, or to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)

  Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In March 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Federal Energy Bureau periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On September 19, 2008 the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of butane ten, twelve and fifteen kgs. bottles (the “Stabilization Agreement”), to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on April 29, 2014 and was ratified through Resolution No. 532/2014 of the Federal Energy Bureau.

Participation in the Stabilization Agreement implies that the Company produces and markets LPG volumes required by the Federal Energy Bureau at prices significantly below the market. This situation implies that fail to cover production costs thus providing a negative operating margin. Because of this situation, the Company is working with the Federal Energy Bureau in the review of the Stabilization Agreement and, eventually, analyzing its continuity in the participation in this program.

Since 2002, LPG and natural gasoline exports have been subject to a tax on exports which implied a define percentage depending on the FOB price. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since November 2007 and March 2008, the Ministry of Economy established a variable export tax regime for the natural gasoline and LPG, respectively. According to this regime, if the international price of the relevant LPG product, as notified daily by the Secretary of Energy, is under the reference price established for such product the minimum applicable effective export duty for such product will be 31.03%. On the other hand, in the extent international prices were higher than reference prices, the effective export duty will increase. Due to international prices, the average effective tax rate for 2014 was 33.7%, 32.8% and 31.5% for natural gasoline, propane and butane, respectively.

For this reason, given the current scenario of prices and costs for the Liquids Production and Commercialization segment, the Company will continue with the steps taken so far with the national authorities to allow safeguard the sustainability of the business, particularly with regard to the revision of the current tax regime hydrocarbon exports, and the establishment of a price policy for the purchase of natural gas that stimulates production to meet the needs of the domestic market.

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in the Decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “natural gas processing tariff charge”).

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

Should this situation disclosed in Note 18.d was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

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

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2014, the incremental transportation capacity was 307 MMcf/d after the works came into service.

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

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 25.8 million (including accrued interest) as of December 31, 2014 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

d)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

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

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

17.

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of December 31, 2014 and 2013, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 12 – “Covenants”).

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

For the previously mentioned, TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, the Company was notified of the sentence against its interests. On December 22, 2014, TGS filed an appeal against this sentence. As of the date of these Financial Statements, the Court has not issued a final decision.

In September 2014, TGS paid Ps. 13.2 million to cancel the total amount claimed by the Agencia de Recaudación de la Provincia de Buenos Aires (“ARBA”) for the fiscal periods from January 2002 to July 2003.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013, the Tax Court partially upheld TGS’s complaint. As of the date of these Financial Statements, the final settlement is still pending.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline. On December 26, 2012, the Company answered the charges alleging the statute of limitations of the taxes claimed for 2006 period. On April 10, 2013, the ARBA did not accepted the answer of charges sent by TGS. On May 2, 2013, TGS lodged an appeal against ARBA’s decision to the Tax Court. On September 3, 2014, TGS was informed of the unfavorable sentence issued by the Tax Court. Due to the administrative proceedings are finished, the Company presented in the Contentious-Administrative Court the statute of limitations allegation.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On April 13, 2013, TGS was notified with a new formal assessment notice of Ps. 2.7 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from January 2007 to April 2008. On June 14, 2013, TGS was notified of the penalty resolution which was appealed on July 13, 2013 alleging the statute of limitations of fiscal year 2007.

As of December 31, 2014, 2013 and 2012, TGS maintains a provision of Ps. 21.1 million, Ps. 43.3 million and Ps. 39.1 million, respectively.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

Province of Santa Cruz

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

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 by the amount of Ps. 5.9 million. In September 2013 TGS paid Ps. 6.8 million (including interest as of that date) and initiated the tax recovery process, which is pending.

Province of Río Negro

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007. The tax recovery process was rejected on August 1, 2012. It was appealed by TGS. On September 30, 2014, TGS requested the open of the evidence stage, which as of the date of issuance of this consolidated financial statements is ongoing.

Province of Tierra del Fuego, Antártida Argentina e Islas del Atlántico Sur

In September 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 11.2 million corresponding to 2002-2007 period. Once all legal actions were lodged, in February 2013, TGS paid the amounts claimed, beginning the tax recovery process.

In November 2013, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur initiated new formal assessments for the periods August 2008 and March 2013 and April 2013 and June 2014 asking for the payment of Ps. 24.1 million and Ps. 12.7 million, respectively. For that reason, TGS initiated legal actions, which are pending.

As of December 31, 2014, 2013 and 2012, the Company recorded a provision of Ps. 120.8 million, Ps. 85.9 million and Ps. 84.5 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

TGS’ management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

c)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against the Resolutions (for further information, see Note 16.b), on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

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

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. Pursuant to the prevailing legislation, the precautionary injunctions issued against the National Government are renewable at the request of a party at its maturity. TGS requested and obtained a new preliminary injunction which will expire on March 30, 2015. Given this limited duration, TGS filed an appeal before the Supreme Court.

Furthermore, TGS to broaden the basis for their demand after the enactment of Law No. 26,784 which amended Law No. 26,095 so as to include the natural gas processing tariff charge under the taxes whose creation was delegated to the Executive Branch by the National Congress, TGS has referred to the presiding judge confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2014, taking into account the possibility of carry forward the charge to the sales price of the product, would have implied a net loss of Ps. 182.8 million and. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 372.2 million.

d)

Recovery action of VAT and income tax payments

On October 9, 2008, TGS signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau, which was not solved yet. As of the date of the issuance of these consolidated financial statements, the case is in evidence stage.

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

e)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2014, 2013 and 2012 the total amount of these provision amounted Ps. 8.3 million, Ps. 9.7 million and Ps. Ps. 9.7 million, respectively.

f)

Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2014, 2013 and 2012 the total amount of these provision amounted Ps. 0.1 million, Ps. 1.6 million and Ps. 7.8 million, respectively.

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In October 2014, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014.

Commercial transactions

During 2014, TGS entered into certain agreements to transfer natural gas and richness to TGS with Petrolera Pampa S.A. and Petrobras Argentina. These agreements will expire in April and October 2015, respectively. The price, which is denominated in US dollars, is determined according to common practices.

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

Financial transactions

Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)

Extended the expiration date until October 6, 2014, with option of an automatic renewal for one additional period of one year. For this reason, the current expiration date is October 6, 2015.

ii)

Previous to the expiration date, the loan must be paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)

The current interest rate is equivalent to 6.8% annual plus VAT.

As of December 31, 2014 and 2013, the loan granted to Pampa Energía was exposed in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2014 and 2013 were Ps. 20,637 and Ps. 19,229, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2014 and 2013 is as follows:

The detail of significant transactions with related parties for the years ended December 31, 2014 and 2013 is as follows:

Year ended December 31, 2014:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2014 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2013:

Year ended December 31, 2012:

20.   CONTRACTUAL OBLIGATIONS

As of December 31, 2014, the Company had the following contractual commitments:

Approximately the 98% of the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2014 (US$ 1.00 = Ps. 8,551). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

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

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013 the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

22.   SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board on February 3, 2015.

No subsequent events between the end of the fiscal year ended December 31, 2014 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the mentioned below:

Annual Ordinary Shareholders’ Meeting

On April 23, 2015, the Annual Ordinary Shareholders’ Meeting approved the creation of a new voluntary reserve for future dividends of Ps. 99.7 million and a new Future Capital Expenditures and Other Financial Expenses Reserve of Ps. 175.0 million. In addition, our shareholders approved an allocation to the Legal Reserve of Ps. 5.3 million, thereby increasing the amount in the Legal Reserve to Ps. 247.6 million.

Legal claims

•

On March 27, 2015, the Lower Court in administrative federal matters based in the City of Buenos Aires, extended the preliminary injunction for a new period of six months. Thus, the new injunction expires in September 2015. (For further information, see Note 18 c.)

•

Regarding the exemption of the sales of Liquids in turnover tax, in March 2015 TGS cancels the total amount claimed by ARBA for the fiscal periods from August 2003 to December 2004. (For further information, see Note 18 a.)

•

On February 19, 2015, the Supreme Court of Justice rejected the appeal filed by TGS with respect with tax recovery process in the Province of Santa Cruz. It is a final decision, being our request finally denied. (For further information, see Note 18 b.)

•

After having received a new formal assessment for the period April 2013 and June 2014. On March 19, 2015, TGS filed an appeal for reconsideration against the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur. These legal actions are still pending. (For further information, see Note 18 b.)

23.  INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 of the CNV, TGS informs that by October 28, 2014, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

Endnotes

NGL Production Plant

   Austral Basin

  Golfo
San Jorge Basin

Neuquina

Basin

Cuyana

Basin

Noroeste

Basin