Form 20-F
period 2015-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2016-05-02
CIK 931427

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

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

Financial Statements

The audited consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 included in this Annual Report (our “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations.

Pursuant to Resolution No. 562/09 of the CNV, as amended by CNV’s Resolution No. 576/10, all listed companies in Argentina, subject to certain exceptions (i.e. financial institutions and insurance entities) were required to present their audited consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with IFRS as issued by the IASB. However, on January 24, 2012, the CNV issued Resolution No. 600, which postponed the mandatory adoption of IFRS for natural gas transportation and distribution companies for fiscal periods beginning on January 1, 2013. On December 20, 2012, the CNV issued Resolution No. 613, which provided that such companies with calendar year-end must prepare their financial statements on the basis of IFRS beginning with the fiscal years ended December 31, 2013.

Therefore, we fully adopted IFRS for the first time for our financial year ended December 31, 2013. All IFRS standards effective at the date of the preparation of our Financial Statements were applied. The opening IFRS statement of financial position was prepared as of our Transition Date of January 1, 2012 (“Transition Date”).

Our Financial Statements as of and for the years ended December 31, 2015 and 2014 have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, whose report dated May 2, 2016 is included herein.

Other Information

Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina S.A. (“Banco Nación”), without any independent verification by us. See “Item 3. Key Information. —A. Selected Financial Data. —Exchange Rate Information.”

Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

References to “we,” “us” and “our” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiary, Telcosur S.A. (“Telcosur”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute forward-looking statements within the meaning of the United States Private

i

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

•

estimates relating to future tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (“LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services respectively produced and provided in our other non-regulated businesses;

•

statements regarding expected future political developments in Argentina and expected future developments regarding the license granted to us by the Argentine Government (“Government”)  to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the renegotiation process of the License with the Government, principally, adopting a new revised scheme of tariffs, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”), the legal framework for the local provision of LPG with the Ministry of Energy and Mining (“Ministry of Energy”), formerly known as the Federal Energy Bureau (“Federal Energy Bureau”) and any other applicable governmental authority that may affect us and our business;

•

risks and uncertainties with respect to labor relations in Argentina;

•

statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion;

•

estimates of our future level of capital expenditures, including those required by ENARGAS and other Argentine governmental authority; and

•

the risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•

the impact of the Public Emergency Law No. 25,561 (“Public Emergency Law”) enacted by the Government in January 2002, as amended from time to time, which, among other effects, ended the U.S. dollar-peso parity and resulted in the amendment of the Convertibility Law No. 23,928 and Decree No. 529/01 (collectively, “Convertibility Law”);

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

ii

•

risks and uncertainties resulting from Government regulations that affect our business or financial condition or results of operations, such as the prohibition on tariff increases related to our natural gas transportation segment, restrictions on payments abroad and exchange controls;

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

•

risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us; and

•

risks and uncertainties regarding our ability to purchase and the value of U.S. dollars from the Argentine Central Bank (“BCRA”) in the exchange market, or Mercado Único y Libre de Cambios (“MULC”).

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

On February 7, 2014, we concluded the exchange of 67% of our notes issued under the Medium Term Note Program in 2007. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”.

Dividends

A summary of the dividends declared during the last five years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)
2012(3)	268.3	0.338	53.2	0.067	0.335
2013	-	-	-	-	-
2014(4)	260.5	0.328	30.5	0.038	0.192
2015	-	-	-	-	-
2016(5)	99.7	0.125	7.1	0.009	0.045

(1) Stated in Ps. as of the payment date.

(2) Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date, the dividends payment pending as of December 31, 2014 were translated from pesos at the selling exchange rate at such date.

 (3) The Future Dividend Payment Reserve (“Future Dividend Payment Reserve”) created by the General Annual Shareholders’ Meeting held on April 12, 2012 was fully released by Board of Directors’ meetings held on December 6, 2012 and on March 18, 2013, which both approved cash dividend payments made after compliance with applicable regulatory procedures during the first half of 2013.

(4) The Future Dividend Payment Reserve created by the General Annual Shareholders’ Meeting held on April 30, 2014 was fully released by the Board of Directors’ meeting held on November 26, 2014, which approved cash dividend payments.

(5) The Future Dividend Payment Reserve created by the General Annual Shareholders’ Meeting held on April 23, 2015 was fully released by the Board of Directors’ meeting held on January 13, 2016, which approved cash dividend payments.

According to Argentina’s Law No. 19,550 (“General Companies Law”), dividends may be lawfully declared and paid only out of retained earnings reflected in the financial statements and must be approved at a General Annual Shareholders’ Meeting, as described below.

To that extent, the Board of Directors must annually submit our financial statements for the preceding fiscal year, together with reports thereon by our statutory committee (“Statutory Committee”), for the consideration and approval of the shareholders at the General Annual Shareholders’ Meeting which must be held annually to approve our financial statements and determine the allocation of net income for such year. In the case of listed companies, such as TGS, this meeting must take place before the end of April. Pursuant to the General Companies Law, companies are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock,” as shown on our Consolidated Statement of Changes in Shareholders’ Equity (“Adjusted Common Stock Nominal Value”). If the Legal Reserve amount is reduced, we must restore it before making any dividend payment. The Legal Reserve is not available for dividend distribution.

Pursuant to our Articles of Association (“By-laws”), after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The balance of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. The dividend must be paid within 30 days of the decision. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

The General Annual Shareholders’ Meeting held on April 23, 2015 (the “2015 Shareholders’ Meeting”) approved the creation of a voluntary reserve for a future dividend payment of Ps. 99.7 million, for payment of dividends and a voluntary reserve for future capital expenditures of Ps. 175.0 million (the “Future Capital Expenditures Reserve”), both of which could be affected according to its purpose when our Board of Directors deems appropriate at any time before the General Annual Shareholders’ Meeting held on April 20, 2016 (the “2016 Shareholders’ Meeting”). Under the General Companies Law, the purpose of any voluntary reserve cannot be changed without the prior approval of the shareholders. On January 13, 2016, the Board of Directors approved a dividend payment in cash of Ps. 99.7 million. This payment fully consumed the future dividends reserve mentioned above.

The 2016 Shareholders’ Meeting did not approve any dividend payment. Instead, our shareholders approved the creation of a new voluntary reserve for capital expenditures of Ps. 2.9 million. Our 2015 Financial Statements showed a comprehensive loss, and according to the General Companies Law we do not have the obligation to allocate any sum to the Legal Reserve.

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our shares. We may pay dividends on our shares as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (i.e., the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the indentures for the 2007 and 2014 Notes (as defined herein)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the indenture for the 2007 and 2014 Notes)) would be less than or equal to 3.75:1. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

According to General Companies Law, during a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of our Statutory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the General Corporations Law and the By-laws.

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

On December 17, 2015, the BCRA issued the Communication “A” 5850 which introduced several changes to the existing foreign exchange controls regime. For additional information, see “Item 10. Additional Information—D. Exchange Controls.”

The following table sets forth, for the periods indicated, high, low, average and period-end exchange rates between the peso and the U.S. dollar, as reported by Banco Nación. The Federal Reserve Bank of New York does not publish a buying rate for the peso. The average rate is calculated by using the average of Banco Nación reported exchange rates on each day during the relevant monthly period and on the last day of each month during the relevant annual period.

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2015	9.6880	9.5550	9.6281	9.6880
December 2015	13.4000	9.6980	11.3175	13.0400
January 2016	13.9600	13.2000	13.6470	13.9600
February 2016	15.8000	14.1300	14.8523	15.8000
March 2016	15.8000	14.3900	14.9540	14.7000
April 2016 (through April 29, 2016)	14.7900	14.0500	14.4188	14.2500

Year ended December 31,
2011	4.3040	3.9720	4.1270	4.3040
2012..........................................................................	4.9180	4.3040	4.5532	4.9180
2013.........................................................................	6.5210	4.9250	5.4859	6.5210
2014..........................................................................	8.5570	6.5450	8.1195	8.5510
2015..........................................................................	13.4000	8.5550	9.2485	13.0400

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year or as otherwise indicated. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 29, 2016, the reported selling exchange rate was Ps. 14.2500 = US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because a significant portion of our annual revenues (Ps. 1,446.4 million for the year ended December 31, 2015 representing 34.2% of our total consolidated revenues from sales) are peso-denominated, our primary assets are based in Argentina, and our functional currency is the peso, while substantially all of our liabilities and most of our capital expenditures are U.S. dollar-denominated.

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

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or sociedad anónima, incorporated and organized under the laws of Argentina, and substantially all of our operations and all of our operating assets are located in Argentina. For the year ended December 31, 2015, 34.2% of our consolidated revenues were peso-denominated. Conversely, substantially all of our indebtedness, most of our capital expenditures and the cost of the natural gas purchased to be processed in our liquids processing plant located at General Cerri, in the Province of Buenos Aires (“Cerri Complex”) are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids.

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

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure (including us) to default on their outstanding debt. Since that crisis, Argentina has substantially increased its real Gross Domestic Product (“GDP”). However, after the 2008 global financial crisis, the Argentine economy suffered a slowdown attributable to local and external factors, including an extended drought affecting agricultural activities and the effects of the global economic crisis. According to data published by the Instituto Nacional de Estadísticas y Censos (the “INDEC”), growth in real GDP resumed in 2011, with the Argentine GDP increasing 8.4% in 2011, 0.8% in 2012 and 2.9% in 2013. For the year 2014, Argentina experienced a slowdown in real GDP growth showing an increase of 0.5%. During 2015, economic activity recovered slightly, as real GDP grew 2.1% during the year.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, salaries and food prices, among other indicators. According to inflation data published by the INDEC, from 2011 to 2014, the Argentine consumer price index (“CPI”) increased 9.2%, 10.5%, 10.6% and 23.9%, respectively; and the wholesale price index (“WPI”) increased 12.7%, 13.1%, 14.8% and 28.3%, respectively.

According to official publications, the CPI for the period October 2014—October 2015 (latest information published by INDEC) recorded an increase of 14.3%. Meanwhile the WPI experienced an increase of 12.6% for the period October 2014—October 2015. Alternative indicators are the CPI of the Province of San Luis and the CPI of the City of Buenos Aires. The increases in such indexes for the year ended December 31, 2015 amounted to 31.6% and 26.9%, respectively. For the first two months of 2016, the above-mentioned indexes rose by 7.0% in the Province of San Luis and 8.3% in the City of Buenos Aires.

Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively affected our results of operations and financial condition. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

We cannot provide any assurance that economic, social and political events in Argentina, which are beyond our control, will not adversely affect our financial condition or results of operations, including our ability to service our debts or pay dividends.

In the past, there have been concerns about the accuracy of Argentina’s official inflation statistics.

INDEC is statutorily the only institution in Argentina with the power to produce official nationwide statistics. In 2007, INDEC modified its methodology used to calculate statistics such as CPI, WPI and GDP. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Government intended to curb the increase of inflation. In addition, the International Monetary Fund (“IMF”) requested several times that Argentina clarify its inflation rates.

On November 23, 2010, the Government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such an index. On February 1, 2013, the IMF Executive Board concluded that Argentina’s progress in implementing remedial measures had not been sufficient, issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

On February 13, 2014, the INDEC released a new inflation index (the “IPCNu”) that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. In June 2015, IMF Executive Board issued a statement affirming that Argentina was not yet in full compliance with Article VIII, Section 5 of the IMF Articles of Agreement, with respect to the accurate provision of CPI and GDP data to the IMF. The IMF also stated that specified actions called for by end-February 2015 had not yet been completely implemented. For this reason, the IMF Executive Board decided to extend the ongoing process by one year to give Argentina additional time to remedy the provision of inaccurate official data and to undertake an additional set of specified actions. Recently, the government appointed new officials in the INDEC and expressed its intention to restore the credibility of this body. For this reason, the Government declared the national statistics emergency. As a result, INDEC will not publish new information until at least June 2016.

The ability of Argentina to access credit in the capital markets could be limited by the volatility described above, under “—Economic volatility in Argentina in recent decades has adversely affected and may continue to adversely affect our financial condition and results of operations,” but also by the uncertainty relating to the inaccuracy of the economic indexes and rates in question, which could adversely affect our results of operations and financial conditions.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences to our business. A substantial increase in the value of the peso against the U.S. dollar could also present risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. Between 2011 and December 2015, the Government strengthened exchange controls in response to an increase of capital outflows as compared to inflows and to a drop in the commercial surplus. However, these controls were not able to prevent the decrease of international reserves of the BCRA from US$ 43,290 million in 2012 to US$ 27,371 in 2013, US$ 31,433 million in 2014 and US$ 25,267 million in 2015. The decrease in the BCRA’s reserves resulted in Argentina being vulnerable to inflation and external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

On December 17, 2015, the new Government administration, which took office in December 2015, implemented certain measures including the lifting of certain foreign exchange controls. As a result, the official exchange rate published by Banco Nación increased from Ps. 9.83 per U.S. dollar on December 16, 2015 to Ps. 13.95 per U.S. dollar on December 18, 2015.

It is expected that with the new exchange regime, the value of the Argentine peso could freely fluctuate against the U.S. dollar. Therefore, we are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the costs that we incur in conducting our operations. See “Item 10. Additional Information—D. Exchange Controls.” Further, depreciation of the peso against the U.S. dollar would likely result in a material adverse effect on our business as a result of our exposure to financial debt in U.S. dollars. As of March 31, 2016, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$262.0 million.

In addition, in the past the Government has also adopted numerous measures to directly or indirectly control the access by private companies and individuals to foreign trade and foreign exchange markets. These regulations prevented or limited us from offsetting the risk derived from our exposure to the U.S. dollar.

Even though these measures had the positive effect of lifting certain exchange controls in Argentina, we cannot provide any assurance that we will be able to access foreign exchange markets or that these measures will not cause fluctuations in the value of the peso. The lifting of certain exchange controls and other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends. For additional information on developments relating to exchange controls, see “Item 10 – Additional Information—D. Exchange Controls.”

Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.

In addition to the economic factors described above, our business and operations have been, are and could in the future be, affected by actions taken by the Government through the implementation of new or amended laws and regulations, such as: nationalizations, expropriations or forced divestiture of assets; restrictions on production, imports and exports; exchange and/or transfer restrictions, including those relating to dividend payments; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contractual rights; and delays or denials of governmental approvals.

During recent years, the Government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (“Fondo de Garantía de Sustentabilidad” or “FGS”) to be administered by the Administración Nacional de la Seguridad Social ( “ANSES”). Purchases of debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of ANSES. ANSES has been entitled to designate government representatives to the boards of directors of these companies. Pursuant to Decree No. 1,278/12, dated July 25, 2012, ANSES representatives must report directly to the Ministerio de Hacienda y Finanzas Públicas (“MHF”) and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform MHF of the agenda for each board of directors meeting and provide related documentation.

In May 2012, Argentine Congress passed Law No. 26,741, which declared hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the necessary measures to achieve such goals. Law No. 26,741 expropriated 51% of the shares of YPF S.A. (“YPF”), formerly known as Repsol YPF S.A. (“Repsol YPF”). On February 25, 2014, the board of Repsol S.A., controlling entity of Repsol YPF, approved a compensation package offered by the Government of the equivalent of US$ 5 billion in Argentine bonds for the expropriation. As of February 28, 2014 YPF market capitalization was US$ 10.6 billion.

Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation and sustainable growth. For example, increases in the costs of services and labor could negatively affect our results of operations if we are not permitted to pass those costs along to customers in the tariffs, which we charge due to the imposition of price controls. See “—Risks Relating to Our Business— As our License is subject to renegotiation pursuant to the Public Emergency Law, failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”

In addition, in the past the Government issued several measures to intervene in the foreign exchange market, such as restricting its free access and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports.

In October 2015, presidential, congressional, municipal and state government elections were held. Candidate Mauricio Macri won the Argentina presidency, beginning his presidential term on December 10, 2015. Mr. Macri’s victory for Argentina’s center-right opposition ended the 12-year rule of the Peronist Party.

A scenario of low growth and high inflation rates is highly likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Government in regulatory matters and deterioration in some variables in the international context. We can offer no assurance that policies  implemented by the Government will not adversely affect our business, results of operations and financial position.

Argentina is an emerging market economy that is highly sensitive to local political developments which have had an adverse impact on the level of investment in Argentina and the access of Argentine companies to the international capital markets. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, recent economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

In addition, financial and securities markets in Argentina are influenced by economic and market conditions in other markets worldwide. U.S. monetary policy has significant effects on capital inflows and asset price movements in emerging market economies. Increases in U.S. interest rates result in the appreciation of the U.S. dollar and the decrease in prices for raw materials, especially those exported by emerging economies that depend on them.

Argentina is also affected by economic conditions of its main partners, which during 2015 have devaluated their currencies. In February 2015, the Central Bank of Brazil started a devaluation process of its currency, the Real, which suffered devaluation of approximately 46% against the U.S. dollar. Additionally, it is worth noting the slowdown in China's growth and the reduction in exports to this Asian country, which caused an oversupply of commodities, such as oil and natural gas, and a consequent fall in prices of raw materials. Decreases in exports have a material adverse effect on Argentina’s public finances due to a loss of tax on exports, causing an imbalance in the country’s exchange market.

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

Argentina’s past default and litigations with holdout bondholders may limit our ability to access international markets.

Argentina’s past default and litigation with bondholders who held out from past exchange offers may limit our ability to access international markets. Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina.

On August 23, 2013, the United States Court of Appeals for the Second Circuit upheld a District Court ruling in favor of the bondholders, and on June 16, 2014, the United States Supreme Court refused to address the Argentine case. These decisions have deepened doubts about Argentina’s ability to service its debt under the terms of foreign judgments and exacerbated investors’ uncertainties as well as increased sovereign risk, subject to recent developments described further below.

The decision of the United States Supreme Court to dismiss the appeals filed by the Government confirmed the decisions of the Court of Appeals for the Second Circuit affirming injunctions entered by the United States District Court for the Southern District of New York. The injunctions prohibit Argentina from making payments on its restructured debt unless it also pays pro rata amounts owed to holdout bondholders (estimated at a total of approximately US$ 15 billion). The injunctions issued by the District Court have prevented holders of most of the restructured debt from receiving payments that have become due since June 2014.

On September 11, 2014, the Argentina Congress passed Law No. 26,984, which changed the paying agent for the debt securities issued in the 2005 and 2010 restructurings from Bank of New York Mellon to an Argentine entity, and established Buenos Aires as the domicile of payment for the bonds issued under each restructuring in an attempt to create a new voluntary exchange of restructured debt. Because of Argentina’s continued attempts to cast doubt on Bank of New York Mellon’s status as the trustee for the exchange bonds, including its use of full page newspaper advertisements calling on exchange bondholders to replace Bank of New York Mellon, on September 29, 2014, Argentina was found to be in civil contempt of court by the District Court. In November 2014, Argentina appealed to the Court of Appeals for the Second Circuit, but that appeal was dismissed for lack of appellate jurisdiction on April 7, 2015.

On August 31, 2015, the Court of Appeals for the Second Circuit reversed the District Court’s order of September 26, 2013 with respect to the alter ego and sovereign immunity status of Argentina’s central bank, finding that the central bank was not an alter ego of the Argentine government. The Court of Appeals also remanded the case with instructions to dismiss the complaint, and the complaint was dismissed in accordance with those instructions on October 29, 2015. The Court of Appeals stated that the District Court erred in denying BCRA’s motion to dismiss. It also clarified that Argentina’s sovereign-immunity waiver may not be considered to also waive BCRA’s independent sovereign immunity. The plaintiffs in this action have petitioned the United States Supreme Court for review of the Second Circuit’s decision, and that petition remains pending.

On October 30, 2015, the District Court entered injunctions in 49 actions brought by so-called “me too” plaintiffs.  Like the injunctions affirmed by the Court of Appeals on August 23, 2013, these new injunctions prohibit the Government from paying exchange bondholders unless the Government also pays the plaintiffs in these 49 actions.

In February 2016, Argentina negotiated and reached settlement agreements with its largest holdout creditors. The agreement reached by certain of the holdout creditors permitted those creditors to terminate the agreement if they did not receive the full settlement payment from the Government by April 14, 2016. On February 5, 2016, Argentina published a settlement proposal to other holdout creditors. On February 19, 2016, the District Court issued an indicative ruling stating that in light of Argentina’s settlement proposal, and upon remand of Argentina’s appeal of the October 30, 2015 order entering pari passu injunctions in the

“me too” plaintiffs’ actions, it would grant a motion to vacate the injunctions in all cases. The Court of Appeals remanded Argentina’s pending appeals, and the District Court entered an order on March 2 stating that the injunctions would be lifted upon the satisfaction of two conditions: first, that the Argentine Congress repeal the so-called Lock Law and Sovereign Payment Law, which prohibit the Government from paying bondholders that did not participate in the 2005 or 2010 exchanges, and second, that the Government pay the settlement amounts owed to any holdout creditor that entered into a settlement agreement by February 29, 2016.

The plaintiffs appealed the District Court’s March 2 decision the following day. On April 13, 2016, the Court of Appeals heard oral argument and, following the argument, the Court announced from the bench that it was affirming the District Court’s March 2 order, paving the way for the injunctions to be lifted once the conditions set forth by the District Court are satisfied. The Court of Appeals issued a written decision to that effect on April 15, 2016.

Finally, on March 31, 2016, the National Congress voted to repeal laws that prevent Argentina from paying the holdouts. On April 12, the District Court found that this action by the National Congress satisfied the first condition for lifting the injunctions, meaning that only the second condition—payment to holdout creditors that entered into settlement agreements by February 29—remained to be satisfied. Following the Court of Appeals’ decision on April 13, Argentina announced that it would proceed with a new bond offering of up to U.S. dollars 12.5 billion to repay the holdouts. After the issuance of U.S. dollars 16.5 billion of new bonds to international investors, on April 22, 2016 Argentina notified the District Court that it had made full payment under the settlement agreements with the holdout creditors. On the same day, the District Court vacated the injunctions in all cases

However, if Argentina does not fully recover its ability to fluidly access to international capital markets and attract foreign direct investment, there is risk that the country will not get the capital needed to restart the investment cycle and achieve sustainable rates of economic growth. Argentina’s fiscal condition could be adversely affected, which could lead to more inflation and undermine the government’s ability to implement economic policies designed to promote growth. The difficulty of sustaining over time economic growth with reasonable price stability could result in a renewed episode of economic instability.

In addition, Argentina’s past default in 2001 and years of litigation with holdout creditors may reappear in the future and prevent Argentine companies such as us from accessing the international capital markets readily or render the financial conditions of such access significantly more onerous than for companies in other countries in the region, and may therefore negatively affect our financial condition or cash flows.

In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims in excess of US$15 billion with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. While certain plaintiffs have prevailed against Argentina in their ICSID proceedings, including British Gas, whose US$ 185 million award was upheld by the United States Supreme Court, and GDF Suez, which was awarded US$ 405 million. Argentina has not yet honored such awards, although in October 2013, Argentina agreed to compensate five claimants that had obtained favorable decisions from the ICSID. The compensation was paid in the form of sovereign bonds.

The developments described above, the global economic crisis that started in the fourth quarter of 2008, and the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008, have generally limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers. Between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit on terms much less favorable than those faced by competitors based in other countries in the region. Since 2012 and until very recently, Argentine companies have had little access to such markets. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

Recently approved Argentine judicial, commercial and civil reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings, including those involving the Government.

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

On October 1, 2014, the Argentine Congress passed Law No. 26,994, which approved the new Argentine Civil and Commercial Code, abrogated several laws and modified others, including the General Companies Law and the Consumer Protection Law. The new Civil and Commercial Code, which came into effect on August 1, 2015, introduced significant changes to the Argentine private law system.

Although this reform substantially reflects numerous judicial precedents and introduces certain changes it is not possible to predict the degree to which it might affect current or future contracts and/or administrative and/or judicial proceedings to which we are or will be a party.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented 24.0% and 17.3% of total net revenues during 2015 and 2014, respectively) are attributable to public service contracts, which are subject to Government regulation. We entered into these public service contracts primarily with natural gas distribution companies in connection with the privatization of Gas del Estado S.E. (“GdE”) in 1992 pursuant to Law 24,076 and Executive Branch Decrees No. 1,189/92 and 1,738/92. Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

Consistent inflation in Argentina since 2002, without any corresponding increase in our natural gas transportation tariffs, has adversely affected and would continue to adversely affect our natural gas transportation revenues, net revenues and financial condition.

In addition, since 2002, the peso has fluctuated in value, which has adversely affected our results and financial position. In particular, substantially all of our debt is denominated in U.S. dollars and significant devaluations of the peso may adversely affect our ability to make required interest or amortization payments, when due.

As our License is subject to renegotiation pursuant to the Public Emergency Law, failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.

The Public Emergency Law granted the Executive Branch the power to renegotiate contracts entered into with private utility companies. In July 2003, Public Services Contracts Renegotiation and Analysis Unit (“UNIREN”) was created under the joint jurisdiction of the MEF and the Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) in order to renegotiate public service contracts, including the tariffs charged in those contracts. On February 16, 2016, the Executive Branch dissolved UNIREN, assigning the renegotiation of public service contracts to the Ministry of Energy and the MHF.

Little progress has been made to date in our renegotiation process with UNIREN for remuneration under the License (the “Renegotiation Process”). Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed with our management. On October 9, 2008, we signed an agreement with UNIREN regarding the renegotiation of our License that contemplated a transitional tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). This agreement was ratified by Presidential Decree No. 1,918/09.

Under the framework of the 2008 Transitional Agreement, on April 7, 2014, the ENARGAS issued Resolution No. I-2852 (“Resolution No. I-2852”) which authorized an increase to the rate applicable to natural gas firm and interruptible transportation. This tariff increase was established in a progressive scheme beginning with an 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014.

On June 5, 2015, ENARGAS issued Resolution No. 3347/15 (“Resolution No. 3347”), which approved an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. This increase represents to us a transitional increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Access and Use Charge (“CAU”).

In February 2016, we signed a new transitional agreement (the “2016 Transitional Agreement”) with the Ministry of Energy and, the MHF. In this sense, on March 29, 2016 the Ministry of Energy issued Resolution No. 31/2016 (“Resolution No. 31”) which instructs ENARGAS to carry out a provisional Integral Tariff Revision (Revisión Tarifaria Integral, or “RTI”) with those companies, such as TGS, that have not yet signed the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”). Resolution No. 31 also authorizes a transitional increase of the natural gas transportation tariffs, which will be in force until we conclude the Renegotiation Process.

Finally, on March 31, 2016, ENARGAS issued Resolution I-3724/2016 (the “Resolution No. 3724”), published in the official gazette on April 4, 2016, approving a tariff increase of 200.1% in the applicable rates and the CAU for the Natural Gas Transportation business segment. This increase became effective on April 1, 2016.

Prior to Resolutions No. I-2852, No. 3347 and No.3724, we had not received any tariff adjustments. These temporary increases are intended to finance the costs of operation and maintenance and the investments necessary for the ordinary provision of natural gas transportation service until we and the Government sign the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”), the negotiations of which were initiated once again by us in October 2015 (the “2015 Integral Renegotiation Agreement”). As part of the Renegotiation Process, the terms of our License may be changed materially.

In October 2008, 2011 and 2015, we received separate integral license renegotiation agreement proposals from UNIREN. The 2015 Integral Renegotiation Agreement included similar terms and conditions as the ones included in the previous proposals and in the 2008 Transitional Agreement. Our Board of Directors approved the 2015 Integral Renegotiation Agreement, which was signed by us, allowing UNIREN to initiate administrative procedures for finalizing the Integral Renegotiation Agreement; however, as of the date of this Annual Report, the Integral Renegotiation Agreement, aside from the 20% initial tariff increase under 2008 Transitional Agreement and the recent transitional tariff increase set up on Resolution No. 3724, is still not effective. The Integral Renegotiation Agreement is expected to be finalized and signed by the Ministry of Energy after approval by the relevant regulatory agencies. We currently have pending a preliminary administrative appeal under the terms of section 30 of the National Administrative Procedures Act, initially filed on December 29, 2014, seeking damages for UNIREN’s failure to implement the proposal for an Integral Renegotiation Agreement initially received by us in October 2011.

An inability to reach an agreement on the renegotiation of our License or any failure by the Government to comply with the terms of the renegotiated License, when agreed, could materially adversely affect the profitability of our natural gas transportation business segment. Even if we are able to renegotiate our License,

We cannot provide any assurance regarding the terms, including any resulting increase in tariffs, or the timing of the agreement. Even if our License is renegotiated on more favorable terms, those terms nonetheless may be insufficient to avoid a material adverse effect on our results of operations and financial condition. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Adjustment of Tariffs” below for more information.

Our present and former shareholders are party to ongoing legal proceedings against the Government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, our present and former shareholders may elect to suspend such claims, but we cannot assure you that the withdrawal will occur.

The Integral Renegotiation Agreement would require us, and our present and former shareholders, to suspend and, after the fulfillment of certain conditions, abandon any claim or lawsuit they or we may have against the Government resulting from the effects of the Public Emergency Law.

In 2003, Enron Corp. (“Enron”), a former indirect shareholder of Compañía de Inversiones de Energía S.A. (“CIESA”), which is our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and, together with Enron, the “Claimants”) filed a claim with the ICSID against the Government under the Bilateral Investment Treaty between the United States and Argentina (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted. The continued pursuit of the ICSID Claim, among other things, can adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our natural gas transportation activities. By agreement of the disputing parties, the ICSID Claim has been suspended until July 12, 2016.

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

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. On October 6, 2011, we issued a loan for US$26 million to Pampa to enable it to purchase the rights to monitor, suspend and withdraw the ICSID Claim. In 2015, we acquired Pampa’s rights over the ICSID Claim (the "Rights of the Arbitration Proceeding") from Pampa after certain conditions set forth in the loan agreement were met.

The Integral Renegotiation Agreement would require us, and our present and former shareholders, including Enron and its affiliates, as well as Ponderosa, to abandon the ICSID Claim prior to compliance by the Executive Branch of the Renegotiation Agreement. Additionally, the Integral Renegotiation Agreement would require us to hold the Government harmless from the ICSID Claim and to reimburse the Government for any amount paid by it to our shareholders in connection with such claim.

The exercise of the Rights of the Arbitration Proceeding allows us to continue renegotiating the tariff and comply with the conditions for the signing and implementation of the Integral Renegotiation Agreement and the new rate schedules. In accordance with the terms and conditions of the Integral Renegotiation Agreement, we must suspend and subsequently abandon those claims brought against Argentina for the lack of tariff adjustments according to the PPI following the enactment of the Public Emergency Law.

If our current and former shareholders or shareholders of CIESA do not consider it convenient to abandon such claims and lawsuits, our ability to conclude the renegotiation of our License and secure tariff increases and our revenues from natural gas transportation may be adversely affected.

Other similarly situated public utility companies have complied with the requirements made by UNIREN to abandon legal claims against the Government as part of their Renegotiation Process. Some of these companies have been able to sign agreements with UNIREN that contemplate, among other things, an initial tariff increase and a tariff adjustment scheme for the future. However, even for these companies, the process for future tariff increases has been significantly delayed. Even if our present and former shareholders abandon such claims, there is no certainty regarding when the License renegotiation process will be completed.

We conduct our business in a unionized environment.

The sectors in which we operate are largely unionized. Although we consider our current relations with our workforce to be acceptable, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future. Additionally, labor demands regarding salary increases and labor conditions, are commonplace in Argentina’s energy sector and unionized workers have blocked access to plants and routes in the recent past. In addition, our collective bargaining agreements generally expire after a one-year term.  We are currently negotiating the collective bargaining agreements for the current year.

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

In the past, the Government has enacted laws and regulations forcing private companies to maintain certain wage levels and to provide additional benefits to their employees. We cannot assure you that in the future the Government will not increase wage or require additional benefits for workers or employees or that unions will not pressure the Government to demand  such measures. All wage increases, as well as any additional benefits, could result in increased costs and a decrease in our results of operations.

Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.

We conduct our natural gas transportation business pursuant to the License, which authorizes us to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina. The Executive Branch may revoke our License in certain circumstances based on the recommendation of ENARGAS, the governmental body charged regulating the transportation, distribution, marketing and storage of natural gas. Revocation of our license would require an administrative proceeding, which would be subject to judicial review. Reasons for which our License may be revoked include:

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

14

•

delegation of the functions granted in such contract without the prior authorization of ENARGAS, or the termination of such agreement without regulatory approval of a new contract.

If our License were revoked, we would be required to cease providing natural gas transportation services. The impact of a loss of our License on our business, financial condition and results of operations would be material and adverse.

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

Since 2002, the natural gas industry has experienced a sharp increase in demand as a consequence of: (i) the recovery of certain industries in the Argentine economy between 2002 and 2008; (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices which are affected by inflation and (iii) the growth of GDP since 2003. The supply of natural gas has not been sufficient to meet this increased demand, and the Government has adopted different strategies, measures and programs to mitigate the resulting energy crisis. These strategies, measures and programs have severely and negatively impacted the profitability of companies providing services relating to the production, transportation and distribution of natural gas.

Specifically, natural gas distribution companies have been prohibited from passing through price increases to consumers since 2002. Producers of natural gas, therefore, have had difficulty implementing wellhead natural gas price adjustments that would increase the costs of distribution companies, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been high enough to meet the increasing demand. Likewise, the elimination (until very recently) of tariff adjustments for natural gas transportation companies has caused transportation companies to suffer a decrease in their profitability.

In light of these events, the Government has decided to implement a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs include, among others, the expansion of our pipeline, through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). For more information on the pipeline expansions, please see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansion. Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future, or even present, expansion projects will not have such adverse effects.

Government-mandated interruption of contracted firm transportation services

In 2004, the Executive Branch issued Presidential Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to which power stations and natural gas distribution companies (for their residential clients) could receive natural gas in priority to other users, even those with firm transportation and firm natural gas supply contracts. Pursuant to ENARGAS Resolution No. 1,451/2011, due to the lack of sufficient natural gas provision, natural gas transportation service (including those with firm transportation contracts) may be interrupted and / or relocated in order to service power stations and natural gas distribution companies and ENARGAS will set the priority of transportation in such cases.

Since February 2008, natural gas delivery has been managed by a committee (formed by government officials from the Domestic Commerce Bureau (the “Domestic Commerce Bureau”), MPFIPyS and ENARGAS), which makes adjustments to the daily natural gas deliveries considering the availability of natural gas and the demand of residential consumers and power plants (the latter provided by Compañía Administradora del Mercado Mayorista Eléctrico S.A., which administers the electricity market). If there is not sufficient natural gas availability, this committee decides how to allocate the available volumes among the different types of consumers by interrupting the natural gas exports and the supply to certain big industries (mainly petrochemicals companies, including our Liquids processing facility, the Cerri Complex), without considering if they have firm or interruptible contracts of natural gas supply and/or transportation.

During the winter of 2007, when demand for natural gas was unusually high and natural gas production did not meet demand, the Government expressly instructed us to redirect natural gas deliveries to supply power plants, residential users and vehicles without considering whether other users had firm or interruptible natural gas supply and/or transportation contracts. In 2008, 2009 and 2010, residential natural gas demand was lower due to warmer weather, but a higher demand was observed from the industrial and electric power plants sectors. Since 2011, natural gas demand has increased for all users (residential, power plants and industrial). This increased demand has resulted in a supply shortage. Although there has been sufficient transportation capacity to meet the total demand from the system, since 2011 the Government has continued to impose restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, compressed natural gas stations and industries connected to the distribution network.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions since 2007 as described above, we cannot assure you that similar interruptions will not materially adversely affect our results of operations or financial condition in the future. As of the date of this Annual Report, one of our clients (Profertil S.A.) has brought a legal action against us, in respect of service interruptions in 2007. In that action, ENARGAS ruled in our favor finding that there was a shortage in the supply of natural gas. However, we cannot assure you that future interruptions of supply to our firm natural gas transportation clients will not lead to further legal action, which could have a significant adverse economic and financial effect on us.

Despite having increased in recent years, natural gas arriving from the Neuquina basin has declined in volume since 2009. Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina and Austral natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

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

In 2015, 41.5% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin. Since 2009, the quality and the volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account that reduces our profit from these activities.

Since the construction of a natural gas processing plant upstream of the Cerri Complex by Compañía MEGA S.A. (“MEGA”), a sociedad anónima owned by YPF, Petrobras International Braspetro B.V. and Dow Investment Argentina S.A the volumes of natural gas arrived to the Cerri Complex have been reduced. There can be no assurance that there will not be further reductions in the future. Any reduction of natural gas volumes arriving at the the Cerri Complex for Liquids could adversely affect our revenues from Liquids production and commercialization services and consequently, our net revenues.

In 2009, non-conventional natural gas was discovered in the Neuquina basin by YPF, which at that time was a subsidiary of Repsol S.A. Exploration and exploitation of this natural gas reserve is still in the beginning stages, and will require several years and involve high extraction costs. Since the expropriation of YPF in 2012, the Government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan, which allows for the increase of the reserves of this basin. As a consequence of the measures taken by the Government to ensure production levels, during 2015, natural gas production has increased approximately 3.6% compared with 2014 production.

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

As described above, actions taken by the Government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, towards priority users, including residential customers. See “—In order to mitigate the energy crisis, the Government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service, which could materially adversely affect our business, results of operations and financial condition” above. During the winter of 2007, processing at the Cerri Complex was interrupted for an equivalent of 27 days. As a result, Liquids production in 2007 was the lowest recorded since 2002. Since 2008, the Cerri Complex has suffered fewer interruptions, mainly due to the use of regasified natural gas from a liquefied natural gas regasification tanker. During the winter of 2015, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our Liquids business, which may result in increased costs.

If we are unable to purchase natural gas from other sources, the volume of our Liquids productions may decrease.

Additionally, in 2013, ENARGAS issued Note No. 4,624/2013, which regulated peak natural gas prices for industrial users and increased the price at which we purchase natural gas to be processed in the Cerri Complex. For further information see, “Item 4 – Our Information – Business Overview – Liquids Production and Commercialization.” Any additional increase in the costs of our Liquids production and commercialization segment, or decrease in the volume of Liquids processed may adversely affect our revenues, business and results of operations.

Although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020 which set the framework by which the Federal Energy Bureau establishes regulations over LPG suppliers to guarantee supply and price stability of LPG products in the domestic market. Through Decree No. 2,067/08, the Executive Branch created a charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas (the “Natural Gas Processing Charge”). The payment of the natural gas processing charge was selectively subsidized from 2008 according to the destination of the natural gas benefitting low income residential users. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Gas Charge Resolutions”) which modified the list of the subsidy beneficiaries, and thus, resulted in a cost increase for many of our clients and for us (specifically for the consumption of natural gas for our own account). The natural gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid an adverse effect on our Liquids business, we initiated legal proceedings against Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and MPFIPyS as defendants. “For additional information see, Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

On March 28, 2016, the Ministry of Energy issued Resolution No. 28/2016, which instructs the ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge since April 1, 2016.

We cannot provide any assurance that our Liquids production and commercialization business will not be subject to any further actions from the Government to increase the cost of the natural gas consumed in the Cerri Complex, which may have a material adverse impact on our business and results of operations.

Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may affect our Liquids business.

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline on behalf of customers and for our own account. As a result of the deterioration of our natural gas transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total net revenues since 2003. Since 2009, the international market for Liquids has been favorable, driven by strong international prices for LPG and natural gasoline. However, since the second half of 2014, as a consequences of weaker demand of emerging markets as wells as higher production levels and export capacity due to the development of shale gas fields in the United States of America, our average liquids sales prices were lower than the ones recorded previously. High volatility and a downward trend in oil and liquids prices continued during 2015.

In recent years, the Government issued a series of measures, which significantly affected our Liquids production and commercialization segment. Since 2002, LPG and natural gasoline exports have been subject to a withholding tax on exports. After several modifications, in March 2008, the Government introduced a “sliding-scale” regime for LPG and natural gasoline, where the withholding rate (as a percentage) would increase to the same extent as the international reference prices.

At the end of 2014 and the beginning of 2015, to reduce the impact of the sharp decrease in the international reference prices for LPG and Natural Gasoline, the Government reduced to 1% the applicable rate of withholding tax for exports, maintaining the “sliding-scale” regime in case international prices were higher than a certain level set by the Federal Energy Bureau. During the whole year ended 2015, the applicable tax rate remained at its minimum.

Furthermore, in the domestic market, since September 2008, the Federal Energy Bureau and LPG producers, among others, signed an agreement on the price stabilization of butane bottles whereby the industry players committed to a substantial reduction in the price of butane bottles (the “Stabilization Agreement”). Because the Stabilization Agreement requires us to produce and market LPG volumes required by the Federal Energy Bureau at prices significantly below the market, we are unable to cover LPG production costs, leading to a negative operating margin. On March 30, 2015, the Executive Branch modified the framework applicable to the sale of LPG bottles pursuant Decree No. 470/2015.

For further information, see: “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization”

In addition, any new regulations regarding the cost and availability of the natural gas used in the production of Liquids and the effect of the continuing decline in international prices of LPG or natural gasoline could cause our operating margins to drop significantly and materially adversely affect our results of operations and financial condition.

Our ethane sales depend on the capacity of PBB Polisur S.A. (“PBB”), as the sole purchaser of our ethane production.

During the past 10 years, we sold all our ethane to PBB under a long-term agreement that expired on December 31, 2015. Pursuant to this agreement, the ethane price was calculated in U.S. dollars and was subject to an annual adjustment at the beginning of each year based on various factors, including the PPI ( up to an increase of 1% per year), the natural gas price, the quality of the ethane shipped by us and transportation tariffs and charges. Since the expiration of this agreement, we have continued selling ethane to PBB under short-term extensions, the last of which will terminate on April 30, 2016. As of the date of this Annual Report, we are in negotiations to renew the agreement with PBB.

Ethane sales volumes decreased in summer of 2015 because PBB gave priority to the product provided from another supplier, for commercial reasons. In addition, in recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production. However, our previous agreement with PBB and the short-term extensions include, among other conditions, take or pay (“TOP”) and delivery or pay (“DOP”) commitments for minimum annual quantities. Under these conditions, if either of the parties does not comply with the TOP or DOP conditions, that party will be required to compensate the other party for breach of the minimum annual quantities commitment.

We cannot assure you that these adverse conditions affecting PBB will not occur again in the future. If we are not able to renew our agreement with PBB on similar terms as the agreement that expired on December 31, 2015, or any future unwillingness or inability to purchase our ethane production may materially affect our results of operations and financial condition.

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

The lack of progress by natural gas distribution companies, including our main natural gas transportation customers MetroGAS S.A. (“MetroGas”), Gas Natural BAN S.A. (“BAN”) and Camuzzi Gas Pampeana S.A. (“Camuzzi Pampeana”) and Camuzzi Gas del Sur S.A. (“Camuzzi Sur”) in renegotiating their licenses with the Government according to the terms of Public Emergency Law may in the future cause MetroGAS or other customers to not fulfill their payment obligations under the natural gas firm transportation contracts with us. We may in the future be subject to similar extensions in collection terms and payment obligations. We cannot assure you that our natural gas distribution customers in Argentina will not default in the future, and therefore negatively impact our financial position.

We cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in the existing routes or by the current customers. We may not to renew some natural gas transportation contracts in light of the diminishing supply of natural gas from the Neuquina basin. In addition, after the issuance of Resolution No. 95/2013 of the Federal Energy Bureau, our power plant customers may be unable to recognize the cost of purchasing gas from us as a cost to producing energy, and therefore may choose not to renew their natural gas firm transportation contracts. If we are unable to renew the majority of our natural gas firm transportation contracts as they mature, our revenues, business and results of operation could be adversely affected.

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

As of December 31, 2015, our physical assets are insured for up to US$ 2,257 million subject to certain deductibles. We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. We maintain all-risk physical damage coverage for losses resulting from, but not limited to, earthquakes, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. Our level of insurance may not be sufficient to fully cover all losses that may arise in the course of our business or insurance covering our various risks may not continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. We may be materially and adversely affected if we incur losses that are not fully covered by our insurance policies or if we are required to disburse significant amounts from our own funds to cover such losses.

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

Our business may expose us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes and criminal prosecution, among other matters. In the context of these proceedings we may not only be required to pay fines or money damages but also may be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to accurately estimate the outcome of actual or potential litigation or proceedings. Although we may establish provisions as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process.

Risks Relating to Our Shares and ADRs

Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or American Depositary Receipts (“ADRs”). Exchange controls imposed by the Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders’ ability to receive cash dividends in U.S. dollars.

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

Our principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders.

As of the date of issuance of this Annual Report, our controlling shareholder, CIESA owns 51% of our total common shares, represented by Class A common shares. CIESA is a party to a shareholders’ agreement, together with Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Hispano Argentina S.A. (together, the “Petrobras Argentina Group”), the CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (the “Trust”), and Pampa (the “Shareholders’ Agreement”). This Shareholders’ Agreement governs certain matters relating to shareholder participation in CIESA and in us. Because of its significant shareholding and contractual obligations, CIESA is in a position to direct our management, to control the election of a majority of the Board of Directors, to determine our dividend and other policies and to generally determine the outcome of any matter put to a vote of our shareholders.

On March 2, 2016, Pampa disclosed its agreement with Petroleo Brasileiro S.A. (“Petrobras”) to a 30-day exclusivity period, which could be extended for another 30 days, to continue the negotiations for the acquisition of Petrobras’s capital and voting stocks in Petrobras Argentina. On April 8, 2016, Pampa disclosed that negotiations with Petrobras for the sale of the controlling share in Petrobras Argentina would continue for another 30 days period of exclusivity.

In each of its press releases related to the potential sale of its controlling interest, Petrobras has stated that any such transaction’s terms and conditions would be subject to approval by its executive board and its board of directors, as well as by the relevant regulatory entities.

In addition, on March 9, 2016, Pampa disclosed that, as part of its ongoing evaluation of its corporate strategy, and taking into consideration the negotiations to acquire Petrobras Argentina, its board of directors had approved the commencement of negotiations for the sale of its indirect stake in us. On April 22, 2016, Pampa disclosed that it had agreed to a 45-day exclusivity period with Harz Energy, a subsidiary of Grupo Neuss, in order to negotiate the sale of Pampa’s ownership of, and any direct or indirect rights that it has in TGS.

We cannot assure you that the interests of our principal shareholders will not diverge from interests of our other investors. See “Item 7. Major Shareholders and related party transactions.”

Sales of a substantial number of shares could decrease the market prices of our shares and the ADSs

CIESA holds 51% of our Class A shares. Pursuant to the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”) and the terms of the 2007 and 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital without the competent authorities’ approval. The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders, such as the ANSES, or of any other significant shareholder of common shares or ADSs in the market, or the perception that these sales could occur.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our By-laws, the General Corporations Law and Law No. 26,831 (the “Capital Market Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

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

Item 4. Our Information

A.

Our History and Development

General

Operations

We commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of GdE, the Argentine state-owned natural gas company, whose integrated operations included natural gas transportation and distribution. GdE was divided into 10 companies: two transportation companies and eight distribution companies.

Our legal name is Transportadora de Gas del Sur S.A., but we also conduct business under the name TGS. We are a sociedad anónima, incorporated with limited liability under Argentine law on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar. Our contact agent in New York is Grayling, and its telephone number is (646) 284-9416.

We are currently the largest transporter of natural gas in Argentina, delivering, as of December 31, 2015, 61.4% of the total gas transported in Argentina, through 5,675 miles of pipeline, of which we own 4,745 miles. We operate the remaining 930 miles, which are owned by the Gas Trusts, for a fee. Substantially all of our transportation capacity, approximately 2.8 Bcf/d as of December 31, 2015, is subscribed for under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented 24.0% and 17.3% of our total net revenues for the years ended December 31, 2015 and 2014, respectively.

We conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027, extendable for an additional 10-year period at our option if certain technical conditions described in the License are met. The License gives us the exclusive right to operate the existing southern Argentine gas transportation pipeline system. Our natural gas transportation system connects major natural gas fields in southern and western Argentina with both distributors and large consumers of natural gas in those regions as well as in the greater Buenos Aires area, the principal population center of Argentina.

The map below illustrates our natural gas pipeline system and the location of our compressor plants as of December 31, 2015:

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

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the General Cerri natural gas processing complex and the associated Galván loading and storage facility in Bahía Blanca in the Buenos Aires Province where Liquids are separated from natural gas transported through our pipeline system and stored for delivery. Revenues from our Liquids production and commercialization business represented 68.8% and 75.4% of our total net revenues during the years ended December 31, 2015 and 2014, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51.0% of our common stock. FGS owns 23.1% of our common stock. Other local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) the Petrobras Argentina Group, which holds 50% of CIESA’s common stock and (ii) the Trust, whose trustee is the Royal Bank of Scotland N.V. Sucursal Argentina, which has a trust shareholding of 40.0%. The remaining 10.0% is held by PEPCA (a subsidiary of Pampa).

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law, CIESA did not pay at maturity, in April 2002, either the principal or the last interest installment of its notes (the “CIESA notes”) issued in 1997 for a nominal value of US$ 200 million, or amounts due under the cap and collar interest rate agreements.

In April 2004, Petrobras Argentina Group and Enron, at that time CIESA’s only shareholders entered into a master settlement agreement (the “Master Settlement Agreement”) to provide the necessary flexibility to move forward in restructuring CIESA’s financial debt. Thus, on September 1, 2005, CIESA, Petrobras Argentina Group, PEPCA, the Trust and its creditors executed a restructuring agreement of CIESA’s financial debt (the “Restructuring Agreement”), which was subject to approval by ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”). The Restructuring Agreement was the subject of a number of legal claims before the Courts of New York starting in January 2009.

On May 10, 2011 CIESA entered into a Memorandum of Understanding with Petrobras Argentina Group, Pampa, Pampa Inversiones S.A. (“PISA”) and Inversiones Argentina I Ltd. (“IAI” and together with Pampa and PISA, the “Pampa Group”), which also became the holder of the CIESA notes and on May 18, 2011, the parties to the CIESA Restructuring Agreement by which Pampa Group entered the agreement.

On October 5, 2011, by note No. 11,362, ENARGAS stated that it had no objections to the Restructuring Agreement and that such agreement may be enforced once CNDC approval is obtained. As of the date of issuance of this Annual Report, the CIESA Restructuring Agreement remains subject to approval by CNDC.

On July 13, 2012, CIESA, Pampa Group and Petrobras Argentina Group entered into a settlement agreement (the “2012 Settlement Agreement”) whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the existing lawsuits before such courts. As a result of the 2012 Settlement Agreement, CIESA paid off all of its financial debt by means of (i) the transfer to Pampa Group of 4.3% of TGS’ shares; (ii) the payment of US$129.9 million; (iii) the release of the remaining financial debt; and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Pampa Group would receive, as beneficiary of the Trust, shares representing 40% of CIESA’s capital stock which are held in the Trust.

On March 2, 2016, Pampa disclosed the the existence of negotiations with Petrobras for the acquisition of its capital and voting stocks in Petrobras Argentina.

Capital expenditures

From January 1, 2013 through December 31, 2015, our aggregate capital expenditures amounted to approximately Ps. 1,046.4 million. Such capital expenditures include Ps. 54.7 million related to our natural gas transportation system expansions, which were carried out under prepayment schemes, Ps. 581.3 million related to improvements to our gas transportation system, Ps. 185.2 million related to liquids production and commercialization activities and Ps. 225.2 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

During 2013, we reached an agreement with PBB to build a new storage tank in our loading and storage facility located in Puerto Galván, Province of Buenos Aires. The new tank will have a net total capacity of approximately 5,500 short tons. The related works required an investment of approximately US$ 11.0 million (Ps. 143.4 million using the exchange rate as of December 31, 2015). The works were financed through the advance payment for service from PBB.

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

Natural gas transportation services accounted for 24.0% and 17.3% of our total net revenues in the years ended December 31, 2015 and 2014, respectively. In 2015, 81.4% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2015, the amount of net revenues derived from natural gas firm transportation contracts was approximately Ps. 801.2 million, representing 79.0% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2015, our service area contains 5.9 million end-users, including 4.0 million customers in greater Buenos Aires. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGAS, BAN, Camuzzi Pampeana and Camuzzi Sur. These natural gas distribution companies serve in the aggregate 63.6% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2015, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGAS (1)	224.1	20.3%	2.4	88%
Camuzzi Pampeana (1)	173.4	15.7%	1.3	98%
Camuzzi Sur	169.9	15.4%	0.6	100%
BAN (1)	134.4	12.2%	1.6	66%
		63.6%	5.9

(1)Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Petrobras Argentina Group and for all other customers, as a group, as at December 31, 2015, 2014 and 2013, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2015		2014		2013
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
MetroGAS	752	268.6	766	194.9	780	183.7
Camuzzi Pampeana	470	154.2	470	108.7	470	99.6
BAN	346	110.3	346	78.9	346	70.6
Camuzzi Sur	381	36.6	381	26.3	381	23.9
Petrobras Argentina Group	78	27.7	127	30.2	131	31.7
Others	805	213.5	752	156.1	780	118.9
Total firm	2,832	810.9	2,842	595.1	2,888	528.4

Interruptible and others:		203.1		149.0		132.6
Total	2,832	1,014	2,842	744.1	2,888	661

In 2015, we successfully renewed our long-term firm transportation contracts having a total capacity of 88.3 MMcf/d.

During 2016, 2017, and 2018, contracts having a long-term firm transportation capacity of 44.1 MMcf/d, 47,7 MMcf/d and 45.9 MMcf/d, respectively are expiring. In this sense, our main challenge will be their renewal, especially those for the route from Neuquén, in light of the reduced production levels over the last years shown by the Neuquina basin. In addition, after the issuance of Resolution No. 95/2013 of the Federal Energy Bureau, our power plant customers may decide not to renew their firm transportation contract with us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2015, 2014 and 2013:

	For the year ended December 31,
	2015	2014	2013
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGAS	615	590	611
Camuzzi Pampeana	378	374	371
Camuzzi Sur	247	254	254
BAN	226	237	254
Others	431	431	470
Subtotal firm	1,897	1,886	1,960
Subtotal interruptible	434	424	367
Total	2,331	2,310	2,327
Average annual load factor (1)	82%	81%	80%
Average winter heating season load factor (1)	87%	88%	73%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

We committed substantial efforts and resources to ensure the reliable and efficient operation of our pipelines. Average daily injection of natural gas to our pipeline system was higher in 2015 than in 2014. In winter 2015, our pipeline system responded adequately to demand requirements, but the Federal Energy Bureau continued to intervene by redirecting the supply of natural gas from the industrial market to residential, commercial and Compressed Natural Gas station users. However, these industrial restrictions were lower than previous years due to a decrease in residential consumption caused by higher ambient temperatures.

It is worth highlighting that our pipeline system adequately met natural gas transportation demand in 2015, presenting zero service interruptions and complying with the high-required operational standards.

We were able to achieve this level of service due in part to several maintenance, prevention and inspection measures. Among them, we have conducted in-line inspections throughout 1,207.9 miles of pipeline, using several technologies to identify, assess and control threats to the integrity of pipelines- such as external corrosion, material and geometrical defects, among others.

For additional information regarding the conduction of our operations and safety see “-Natural Gas Transportation System Improvements” below.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 (as a consequence of the “pesification” of tariffs and the fact that the renegotiation of the License was still pending) and of growing natural gas demand in all segments of the Argentine economy, the Government established in April 2004, through Decree No. 180/04 and Resolution No. 185/04 issued by MPFIPyS, the framework for the creation of various Gas Trusts aimed at financing the expansion of the natural gas transportation system in a different manner from that established in the License.

In 2005, the first Gas Trust was constituted to carry out the First Expansion. The First Expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested approximately US$311 million, which was repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and compressed natural gas (“CNG”) suppliers for whom gas transportation supply is made under firm contracts. To cover part of the project cost, we invested approximately US$40 million in the First Expansion (including Value Added Tax (“VAT”) in the amount of US$7 million), which was recovered through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of certain increased rate that may apply in the future). These amounts represented annual revenues of approximately Ps. 25 million.

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion (the “Second Expansion”) which is significantly larger than the First Expansion. The Second Expansion will increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the “New Magellan Strait Pipeline”), which permits the transportation of additional natural gas from the Austral basin. As of December 31, 2015, the aggregate transportation capacity has increased by 307 MMcf/d and is operational.  The remaining increase of 71 MMcf/d in capacity is expected to be completed in different stages.

The New Magellan Strait Pipeline was completed in March 2010, and is 24 miles long and has a natural gas transportation capacity of 600 MMcf/d. The completion of this new pipeline required the technical support of Petrobras Argentina Group (under the scope of the Technical Assistance Service Agreement, as defined in “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement” below), which brought to the project its know-how and experience in off-shore activities. The dredging in the seabed and the later laying of the pipeline was carried out by the Dutch consortium of Royal Boskalis Westminster NV and the Allseas Group S.A.

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

In May 2011, we received Valores Representativos de Deuda (“debt securities”) from the Gas Trust, issued February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works of the Second Expansion. These debt securities were issued in an aggregate principal amount of Ps. 48.1 million, amortize principal in 85 consecutive and equal monthly installments, and bear interest at the Coeficiente de Estabilización de Referencia (“CER”), or Reference Stabilization Ratio as published by the BCRA, plus a fixed spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we will manage the operation of the assets associated with the Second Expansion. As compensation for these additional services, we will receive a total of Ps. 37 million for the 131 MMcf/d expansion works remaining to complete the Second Expansion, in addition to the debt securities received in May 2011. The amendment agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. The principal of said debt securities amounted to Ps. 32.4 million (including accrued interest) as of December 31, 2015, which are amortized in 96 monthly, consecutive and equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

In March 2015, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we will render the management of the works for the assets associated with the construction of two new pipelines. As of the date of issuance of this Annual Report, the final schedule for the construction of these two pipelines has not yet been set.

Natural Gas Transportation System Improvements. In 2015, 2014 and 2013, we made capital expenditures for natural gas transportation system improvements in the aggregate amount of approximately Ps.

117.5 million to continue the enhancement of the natural gas transportation system’s safety and reliability. We operate our pipelines and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our system pipeline has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities would imply that we may need to increase safety measures in certain sections of the system.

The “greater” Buenos Aires is the surrounding area of the City of Buenos Aires, including the City of Buenos Aires. The last part of our natural gas transportation system (the “Buenos Aires ring”) is located in the greater Buenos Aires, where we transfer natural gas to deliver natural gas to major natural gas distribution companies. At the Buenos Aires ring, in the section ranging from General Rodríguez to General Pacheco, we are conducting a thorough quantitative risk assessments and implementing measures designed to minimize the risk in this segment, which runs through the most densely populated part of Argentina.

Since the commencement of our operations in late 1992, we have implemented measures to ensure that the service would not be interrupted in any relevant consumption center, and in the previous five years, we have not had significant ruptures in our natural gas transportation system’s pipeline.

In November 2015, we started recoating works in the proximities of Cipolleti, Río Negro, a 4-kilometer work in the Neuba I pipeline, successfully finished in January 2016.

Within the “Stress Corrosion Cracking” assessment and mitigation plan, we applied the susceptibility model to the Neuba I recoating section, implementing 11 cracking verification wells. Additionally, to assess this threat we completed fluency tests along 23.6 miles of the Gaviotas – General Cerri pipeline section, in which no rupture occurred during the testing process. Finally, to continue our research and to feed our Susceptibility Model, we conducted a 226.8 miles inline inspection with magnetic technology to identify hard spots in the pipe material, technology used for the first time in our country.

Additionally, based on the analysis and planning carried out by the pipeline integrity team, we conducted a campaign for the survey and repair of 59 external corrosion and/or geometrical failures.

Regarding Cathodic Protection, to hinder the advance of corrosion we continued strengthening the system with the installation of 6 new units and 8 anode reinforcements. Also, regarding the remotely-operated gauging of cathodic protection units, 37 units have been updated and linked to the SCADA system (“Supervisory Control and Data Acquisition”). This optimizes the monitoring process, saving time and resources allocated to this critical task in our operations. In addition, regarding integrity inspections we conducted a diagnosis plan to verify the state of insulation coating in 280.2 miles of pipeline, and have not detected critical failures.

With the purpose of minimizing risks on the Buenos Aires ring section extending from General Rodríguez to General Pacheco, the area with greatest demographic concentration along the system, we conducted quantitative risk assessments to assess and define the implementation of adequate mitigation measures. We also implemented several preventive measures, such as:

•

The installation of a sub-base at the Pacheco plant, which allows exclusive attention to this pipeline section and more intensive patrolling tasks in the area;

•

Filling of 5 casing pipes in special crossings along the pipeline system, to mitigate  the corrosion phenomenon; and

•

Increase in the quantity of signage and implementation of a program for visits to our facilities and broadcasting of our activities in several municipalities crossed by the pipeline.

Moreover, we have started two significant risk mitigation works in this area. The first is the installation of an odoriferous unit at the Rodríguez plant, which will odorize gas from that point up to the Pacheco Plant. Second, we have installed 800 meters of pre-stressed material tiles in a sensitive segment of the pipeline, to reinforce the protection of both the facilities and their surroundings.

Finally, we are completing implementation of a Quantitative Risk Analysis System, which will allow us to conduct a thorough and complex analysis of the pipe system, detecting and optimizing activities for the assessment and analysis of threats to integrity, which will support the creation of integrity programs.

Technical Assistance Service Agreement. As part of its bid to purchase a 70% interest in us from the Government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with PEPCA (the “Technical Assistance Agreement”), an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year term and was assigned to Petrobras Argentina Group as part of the Master Settlement Agreement. Since July 2004, Petrobras Argentina Group has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards. With the prior approval of ENARGAS and our Board of Directors, in October 2014,  we and Petrobras Argentina Group agreed to a technical assistance service agreement (the “Technical Assistance Service Agreement”) for a three-year term, expiring on December 28, 2017, which substantially contains the same terms as the Technical Assistance Agreement, as amended. Any amendment, renewal or even termination of the Technical Assistance Service Agreement has to be authorized by ENARGAS. Pursuant to the Technical Assistance Service Agreement, the currency for the technical assistance fee paid to Petrobras Argentina Group was changed from U.S. dollars to Argentine pesos. Our Audit Committee has analyzed the Technical Assistance Service Agreement and concluded that it is on market terms.

The Technical Assistance Service Agreement sets out the services to be provided by Petrobras Argentina Group to us, at the request of our Chief Executive Officer, in return for payment of a technical assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year. For the year ended December 31, 2015, we paid Petrobras Argentina Group Ps. 52.5 million for services rendered pursuant to the Technical Assistance Service Agreement. The services to be provided by Petrobras Argentina Group to us under the Technical Assistance Service Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

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

In October 2008, the Federal Energy Bureau through Resolution No. 1,070/2008 increased natural gas at the wellhead for residential, CNG and power station users. According to this resolution, natural gas producers agreed to transfer all of the increase in prices actually received less certain deductible amounts to a trust fund established by Law No. 26,020, to allow low-income consumers with no access to natural gas to buy LPG at a subsidized price. With Resolution No. 73/2015, the Federal Energy Bureau, under Decree No. 470/2015, ordered the termination of the trust approved by Resolution No. 1080/2008 with effect from April 1, 2015. Through the Stabilization Agreement regarding the price of LPG, LPG producers agreed to supply LPG fractionation companies a price that is economically viable for such companies that sell LPG at subsidized prices. Currently, the natural gas wellhead prices remain regulated in most cases for residential, power plants and CNG users.

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

•

creation of the Gas Plus Program (the “Gas Plus Program”) in 2008, which aims to encourage producers to make further investments in natural gas infrastructure by allowing them to sell the resulting production of natural gas from new fields and fields that require more expensive extraction techniques at higher prices than the current authorized prices. In 2010, the Government increased the price paid to natural gas producers who invest in new fields, shale and tight natural gas under the Gas Plus Program;

•

hiring of two re-gasifying LNG tankers through ENARSA, in Bahía Blanca (2008) and Escobar (2011), to inject natural gas into the pipeline. The tanker located at Bahía Blanca is connected to our pipeline, and the tanker at Escobar is connected to TGN’s pipeline;

31

•

approval of graded price increases of natural gas at the wellhead;

•

establishment of a framework for the constitution of Gas Trusts to finance natural gas pipeline expansions;

•

the passage of Law No. 26,741, which declares that hydrocarbons self-sufficiency, as well as their production, industrialization, transport and marketing, are activities of public interest and primary goals of Argentina, empowering the Government to take the necessary measures to achieve such goals;

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

•

completion of the expansion work at the Yacyretá Hydroelectric Plant and Atucha II Nuclear Power Plant, the construction of two thermal power plants financed by the Government and the construction of power plants, which provide alternate energy sources to natural gas; and

•

creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas.

In January 2013, in order to encourage the production of natural gas, the Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”) created by Decree No. 1277/12, issued Resolution No. 1/2013, which makes available preferential payment terms to all natural gas producers that submit new projects to increase existing natural gas availability, allowing a price on additional injection of US$7.5 MMBtu. This new price constitutes an increase of over 40% compared to the price permitted to be charged by natural gas producers under the Gas Plus Program. The new price for the additional natural gas injected into the pipelines will be funded with funds from the Argentine National Treasury on a monthly basis. The proposed production increase must be approved by the Commission for Planning and Strategic Coordination of the National Hydrocarbon Investment Plan created by Executive Branch Decree No. 1,277/12.

By Decree No. 272/2015 of the Executive Branch dated December 29, 2015, the Commission was dissolved and the functions and powers of federal jurisdiction were transferred to the Ministry of Energy. Meanwhile the provincial authorities preserve the powers that correspond to their jurisdictions.

On March 16, 2016, the Ministry of Energy enacted Resolution No. 24/2016 which delegates to the Secretariat of Hydrocarbons Resources the following functions, among others:

•

Resolve the appeals filed against ENARGAS resolutions;

•

Act as the enforcement authority of Laws No. 17,319 and 26,020;

•

Manage the investment projects included in the framework of the programs created under Decree No. 1,277/2012, modified by Decree No. 272/2015;

•

Act as the enforcement authority regarding import and export of fuels.

On March 31, 2014, the Federal Energy Bureau issued Resolution No. 226/2014 to implement a Program for the Rational Use of Natural Gas. This Resolution provides a new tariff scheme according to cubic meter consumption and the basin or region of the country. The program encourages a reduction in consumption by providing different prices for those commercial and residential users that effectively reduce consumption by more than 20% from the amount consumed during the same period of the previous year or by applying a partial increase (50% with respect to the increase applied to users who do not reduce consumption at all) if users reduce between 5% and 20%. In the case of residential users who do not reduce their consumption the increases vary between approximately 480% and 880%. In addition, in response to climatic implications that arise in the south of Argentina, a different price for clients of Camuzzi Gas del Sur or any sub-distribution company in the South of Argentina was introduced during 2014 because their distribution area is subject to colder temperatures year-round.

On March 31, 2016, the Ministry of Energy enacted Resolution No. 28/2016 which increased natural gas prices for certain customers such as residential, commercial and CNG vehicles. The new prices have been in force since April 1, 2016. Resolution No. 28/2016 also established, a social tariff regime to subsidize tariffs for the poverty-stricken sectors of the community. The beneficiaries under this regime must register with the Argentine government and meet certain criteria established by the Ministry of Energy.

In addition, on April 7, 2016 the Ministry of Energy enacted Resolution No. 41/2016 which increased the price of the natural gas consumed by power plants starting on April 1, 2016.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the increase and breakdown of natural gas consumption in Argentina in 2003 and 2015 by type of consumer:

Source: ENARGAS

Beginning in 2003, a sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy since 2003, (ii) the 2002 devaluation of the peso and pesification of transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel the prices of which are affected by inflation, and (iii) the growth of GDP between 2003 and 2013. As a result, natural gas became, by far, the cheapest fuel in Argentina and high rates of substitution of natural gas for other fuels in industry, power plants and vehicles have been observed. Likewise, the rising demand for gas has also been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

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

The demand for natural gas in Argentina is highly seasonal, with natural gas consumption peaks in winter. The source of seasonal changes in demand is primarily residential consumers. In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Government has entered into several gas import agreements. The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by ENARSA. To deal with the drop in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years, the Government slightly decreased imports from Bolivia from 582.1 MMcf/d in 2014 to 577.3 MMcf/d in 2015, with a maximum volume of around 654.9 MMcf/d in 2015. This action achieved a substantial saving in natural gas imports costs as the average price of natural gas imported from Bolivia was approximately US$6.23 per million BTU, significantly lower than the over US$11.0 per million of BTU that must be paid for LNG imported from tankers for the fiscal year 2015.

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

In addition, in recent years, injections of natural gas from LNG tankers have played an important role in satisfying the growing natural gas demand during the coldest months of the year. Natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar decreased in 2015, to 535.5 MMcf/d from an average of 573.2 MMcf/d in 2014. ENARGAS has assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship at Bahía Blanca to our existing transportation pipeline.

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

On October 31, 2014, the Official Gazette of the Argentine Republic published the text of Law No. 27,007 (the “Hydrocarbons Law”) that amends Law No. 17,319. The Hydrocarbons Law introduces substantial modifications in the regulatory framework for the oil & gas industry in Argentina, among others. It extends to all investment projects the Investment Promotion Regime for the Exploitation of Hydrocarbons, which previously had applied only to projects that represent a direct investment in currency of not less than 250 million dollars.

Gas Supply. For the most part, Argentina’s natural gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, 10 of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2015, 41.5% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LNG tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2014 and 2013 (the most recent years for which information is available), production in 2014 and 2013 and the calculated reserve life for each basin:

(1)

Estimated as of December 31, 2014 and 2013, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)

Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)

Weighted average reserve life for all basins, at the 2014 or 2013 production levels, respectively.

Source: Federal Energy Bureau

According to data recently published by the Ministry of Energy, Argentine natural gas output increased 3.6% in 2015 as compared to 2014 to 1,517.6 billion cubic feet, representing the first increase the last five years. During 2015, the annual volume of natural gas injected in our pipeline system was approximately 2,761.7 Bcf/d while the total firm contracted capacity was 2,846.5 Bcf/d.

In April 2012, the Executive Branch issued Decrees No. 530/12 and 557/12 which called for the 30-day legal intervention of YPF and YPF Gas S.A., giving the Executive Branch temporary management of YPF and YPF Gas S.A. Then, in May 2012, the National Congress enacted a proposed law which expropriated the 51% of YPF and YPF Gas S.A. capital share owned by Repsol YPF, causing YPF to become 51% owned by the Government. Since the expropriation of YPF, the Government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan, which allows the increase of the reserves of the Neuquina basin and the domestic Argentine natural gas supply. On February 25, 2014, the Repsol YPF board approved a compensation package of US$5 billion from Argentina for the nationalization.

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

Recently, in December 2015, YPF and Dow Argentina S.A., a subsidiary of Dow Chemical Co., announced an investment of US$ 500 million in 2016 for shale gas exploration in Argentina. Both companies, which have already invested $350 million in a joint shale gas venture, said in a statement that total investment could reach US$ 2.5 billion in coming years. The joint venture is the leading shale gas project of its kind in Argentina, with daily production of about 750,000 cubic meters. The aim is to triple daily production  in 2016 to approximately 2 million cubic meters.

Neuquina Basin. The largest natural gas basin and the major source of natural gas supply for our system is the Neuquina basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploration and exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquina basin by YPF. This new natural gas reserve is at the beginning stages of its exploitation, which will require several years and involve high extraction costs. In recent years, as mentioned above, in order to increase the existing natural gas reserves from the Neuquina basin, YPF announced the signing of certain agreements to develop oil and natural gas shale deposits in the province of Neuquén. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Neuquina basin. The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 51.9% was transported by us and approximately 48.1% by TGN for the year ended December 31, 2015.

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

Under the framework enacted by the Government to promote investments after the issuance of Decree No. 929/2013, in 2014, a joint venture was formed by Wintershall, Total and PAE for the investment of approximately US$ 1,000 million in off-shore gas fields. This new project is expected to inject into the transportation system approximately 211.9 MMcf/d of natural gas with a maximum injection of approximately 351.1 MMcf/d. In October 2015, construction to install the drilling platform was concluded. According to the companies, the drilling works are expected to begin in the first quarter of 2016.

In addition, ENAP Sipetrol, YPF and ENARSA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina.

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina comprised of the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees, the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we have operated since 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

The Natural Gas Law prohibits natural gas transportation companies from also being merchants in natural gas. Also, (i) natural gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Law) in a transportation company; (ii) natural gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS, which may reject these contracts if it determines that they were not entered into on an arm’s-length basis.

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the National Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the National Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector who continues to function in this position, the last of which was ruled through Decree No. 164/2016 on January 13, 2016.

F-1

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

Since 2004, the Government adopted a series of measures to redistribute the effects of the crisis in the energy sector caused by the natural gas shortage. Most of the electrical power stations do not have firm gas supply agreements and have increasingly used imported natural gas or alternative fuels that are more expensive than natural gas produced in Argentina. For this reason, ENARGAS and the Federal Energy Bureau have issued a series of regulations aimed at averting a crisis in the internal system of natural gas supply.

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

At the end of May 2007, due to the rising demand for natural gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011. In this action, ENARGAS ruled in our favor alleging that the interruptions were due to the shortage of natural gas.

In October 2010, ENARGAS issued Resolution No. 1,410/2010, which set new rules for natural gas dispatch applicable to all participants in the natural gas industry and imposed new and more severe priority demand gas restrictions on producers. Through this resolution, ENARGAS has the ability to redirect natural gas transportation in order to give priority to residential consumption.

The Government also expressly instructed us to redirect natural gas deliveries to supply power plants, residential users and vehicles in the winter of 2007. Since then, higher demand from industrial and power plant customers, from 2008 to 2010, and from all customers, since 2010, have been observed. Although the natural gas supply shortage did not create a bottleneck in the transportation capacity for meeting the total demand from the system during these periods, the Government, through the committee referred to above, continues to impose restrictions on the consumption of natural gas by certain customers that hold firm transportation contracts with us from time to time, in an effort to redirect and target the supply

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network.

The imports of natural gas by the Government from Bolivia within the framework of the agreement entered by both countries, reached an average volume in 2015 of 577.3 MMcf/d, slightly lower than the volume of 582.1 MMcf/d recorded in 2014. Likewise, LNG imports through the tankers located at the ports of Bahía Blanca and Escobar recorded an average volume of 535.5 MMcf/d in 2015, somewhat lower than the 573.2 MMcf/d recorded in 2014. In addition, the drop in prices of oil and byproducts has represented a significant decrease in the amounts paid by the Government for these products.

With the purpose of re-directing and allocating the supply to higher priority consumers, mainly residential, commercial and CNG stations, restrictions to gas supply to the industrial sector continued to occur in the recent winters, although to a lesser extent than has been observed in the past. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with us, as well as industries in different distribution areas of the country.

We do not believe that our compliance will result in legal action by any of our natural gas firm transportation clients. However, any legal action, if brought, could have a significant adverse economic and financial effect on us.  See “Item 3 Key Information—D. Risk Factors.”

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

Our License was granted for an original term of 35 years beginning on December 29, 1992. However, the Natural Gas Law provides that we may apply to ENARGAS for a renewal of our License for an additional 10-year term. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law, related regulations and our License, the renewal should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not complied with the obligations described above and, therefore, should not be granted a renewal. At the end of the 35-year or 45-year term, as the case may be, the Natural Gas Law requires that a new competitive auction be held for the license, allowing us the option, if we have complied substantially with our obligations described above, to match the best bid offered to the Government by any third party. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

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

Our License establishes a system of penalties in the event of a breach of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

based, among other considerations, upon the severity of the breach or its effect on the public interest. Fines of up to Ps. 500,000 may be levied for any breaches. Revocation of our License may only be declared by the Executive Branch upon the recommendation of ENARGAS. Our License specifies several grounds for revocation, including the following:

•

repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

•

total or partial interruption of the service for reasons attributable to us, affecting completely or partially transportation capacity during the periods stipulated in our License;

•

sale, assignment or transfer of our essential assets or otherwise encumbering such assets without ENARGAS’s prior authorization, unless such encumbrances serve to finance expansions and improvements to the gas pipeline system;

•

bankruptcy, dissolution or liquidation; and

•

ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein.

Our License also prohibits us from assuming debt of, or granting credit to, CIESA, and creating security interests in favor of, or granting any other benefit to, creditors of CIESA.

Generally, our License may not be amended without our consent. As part of the renegotiation of our license under the Public Emergency Law, however, the terms of our License may be changed or our License may be revoked. In addition, ENARGAS may alter the terms of service annexed to our License. If any such alteration were to have an economic effect on us, ENARGAS should modify our rates to compensate for such effect or we could request a change in the applicable rates.

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

The tables below set out our local natural gas firm and interruptible rates by pipeline and zones, in effect between May 1, 2015 and March 31, 2016 after the issuance of Resolution No. 3347/15 and since April 1, 2016 after the issuance of Resolution No. 3724:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

From May 1, 2015 to March 31, 2016
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps.m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.131975	4.399134	0.49
	Santa Cruz Sur	0.266133	8.871204	0.98
	Chubut Sur	0.678868	22.628940	3.38
	Buenos Aires Sur	0.799800	26.659990	5.60
	Bahía Blanca	1.225104	40.836798	8.40
	La Pampa Norte	1.220760	40.691977	8.60
	Buenos Aires	1.433385	47.779485	10.35
	Greater Buenos Aires	1.608257	53.608587	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.133755	4.458469	0.49
	Chubut Sur	0.545894	18.196467	2.89
	Buenos Aires Sur	0.667085	22.236149	5.11
	Bahía Blanca	1.094595	36.486487	7.91
	La Pampa Norte	1.094399	36.479918	8.11
	Buenos Aires	1.303557	43.451887	9.86
	Greater Buenos Aires	1.478968	49.298969	10.78
From Chubut to:	Chubut Sur	0.132655	4.421810	0.49
	Buenos Aires Sur	0.248731	8.290891	2.71
	Bahía Blanca	0.663275	22.109043	5.51
	La Pampa Norte	0.696439	23.214493	5.71
	Buenos Aires	0.862256	28.741753	7.46
	Greater Buenos Aires	1.028073	34.269013	8.38
From Neuquén to:	Neuquén	0.117873	4.041345	0.49
	Bahía Blanca	0.572524	19.078504	2.80
	La Pampa Norte	0.616671	20.550184	3.15
	Buenos Aires	0.775363	25.839833	3.91
	Greater Buenos Aires	0.949709	31.713533	4.86
From Bahía Blanca to:	Bahía Blanca	0.132654	4.421810	0.49
	La Pampa Norte	0.033164	1.105450	0.20
	Buenos Aires	0.198980	6.632710	1.95
	Greater Buenos Aires	0.364798	12.159971	2.87

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

Note: The gross receipts tax is not included in such transportation rates

Source: ENARGAS Resolution No. 3347

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Since April 1, 2016
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps.m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.396058	13.201800	0.49
	Santa Cruz Sur	0.798666	26.622484	0.98
	Chubut Sur	2.037282	67.909449	3.38
	Buenos Aires Sur	2.400200	80.006630	5.60
	Bahía Blanca	3.676537	122.551231	8.40
	La Pampa Norte	3.663501	122.116622	8.60
	Buenos Aires	4.301588	143.386234	10.35
	Greater Buenos Aires	4.826380	160.879368	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.401399	13.379866	0.49
	Chubut Sur	1.638228	54.607597	2.89
	Buenos Aires Sur	2.001922	66.730682	5.11
	Bahía Blanca	3.284880	109.495948	7.91
	La Pampa Norte	3.284290	109.476235	8.11
	Buenos Aires	3.911976	130.399113	9.86
	Greater Buenos Aires	4.438382	147.946205	10.78
From Chubut to:	Chubut Sur	0.398098	13.269851	0.49
	Buenos Aires Sur	0.746441	24.880963	2.71
	Bahía Blanca	1.990488	66.349237	5.51
	La Pampa Norte	2.090013	69.666693	5.71
	Buenos Aires	2.587629	86.254000	7.46
	Greater Buenos Aires	3.085246	102.841307	8.38
From Neuquén to:	Neuquén	0.353737	12.128076	0.49
	Bahía Blanca	1.718143	57.254592	2.80
	La Pampa Norte	1.850629	61.671103	3.15
	Buenos Aires	2.326864	77.545340	3.91
	Greater Buenos Aires	2.850076	95.172312	4.86
From Bahía Blanca to:	Bahía Blanca	0.398096	13.269853	0.49
	La Pampa Norte	0.099524	3.317455	0.20
	Buenos Aires	0.597139	19.904763	1.95
	Greater Buenos Aires	1.094759	36.492072	2.87

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

Note: The gross receipts tax is not included in such transportation rates

Source: ENARGAS Resolution No. 3724

In addition, we are entitled to a CAU, which increased once as from May 1, 2015 by 73.2% and as from April 1, 2016 by 200.1 % since its institution in 2005 by ENARGAS. This charge, which represents approximately 58% of the current tariff, is paid by clients that required the additional transportation capacity or who financed their expansions by means of advance payments, and is set by ENARGAS. In 2015, we recognized revenues of Ps. 72.4 as a result of the CAU. However, given the permanent increase of operational and maintenance costs throughout the years, which now exceed the amount of the CAU, we filed a claim against the National Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.” The CAU charge is not applicable to the first pipeline expansion undertaken in 2005.

The Public Emergency Law and Renegotiation Agreement. The Public Emergency Law granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2017.

In July 2003, UNIREN was created under the joint jurisdiction of the MEF and MPFIPyS. This unit, which is the successor of the former Committee for the Renegotiations of Public Services and Works Contracts, is conducting the renegotiation of contracts related to utilities and public works, and is empowered

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in our renegotiation process until December 2003, when we discussed preliminary documents with UNIREN, including (i) the renegotiation guidelines, which determined the preparation of an agenda and a schedule for its discussion; (ii) a draft agenda which was outlined in order to deal with main issues such as costs, investment programs and financing, rates of return and tariffs, etc. and (iii) a schedule, which settled for the renegotiation of the regulatory framework.

Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed. On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. For additional information regarding the tariff renegotiation process see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— As our License is subject to renegotiation pursuant to the Public Emergency Law, failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”

As the 2008 Transitional Agreement was not implemented by September 2010, we filed an acción de amparo against ENARGAS and SCyCG seeking its implementation. The 2008 Transitional Agreement was finally implemented on April 2014,  pursuant to the favorable decision of the judge dated November 5, 2010, which was successfully confirmed by the Court of Appeals on April 5, 2011 and by the Supreme Court which rejected on November 28, 2013 the remedy complaint (recurso de queja) filed by the Government. On September 19, 2014, the judge of the First Instance rejected our request that ENARGAS should publish the tariff schedule related to the 2008 Transitional Agreement retroactively to September 2008, finding that ENARGAS had complied with its obligations through the issuance of Resolution I-2852. Our appeal to the national Chamber for Federal Administrative Law Disputes of the City of Buenos Aires was dismissed on December 18, 2014, and by the Supreme Court on December on November 18, 2015.

As mentioned above, Resolution No. I-2852 contemplates a transitional tariff increase for the transportation of natural gas business segment. The Resolution also requires, in line with the 2008 Transitional Agreement that at least 5% of the proceeds of the transitional rate adjustment would be temporarily deposited in the trust fund for the payment of maintenance works specified in an investment plan submitted by us and previously approved by ENARGAS. We will manage the remaining balance of the increase for the fulfillment of that investment plan.

On December 19, 2014 due to the delay in implementing the provisions of Decree No. 1918/09, we filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Government, claiming damages for the failure to implement the retroactive increase provisions of the Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU.

Furthermore, on June 5, 2015, ENARGAS issued Resolution No. 3347, which approves an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. These increases represent a transitional increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the CAU.

On January 28, 2016, Resolution No. 7/2016 of the Ministry of Energy repealed the Resolution 2000/2005 of the MPFIPyS which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016, establishing the dissolution of UNIREN and transferring to each ministry the responsibility to renegotiate public service agreements. In addition, it sets the guidelines to complete the process of renegotiating those contracts for which no integral renegotiation agreements have been reached. In our case, the assumption of UNIREN duties will be by the Ministry of Energy and Mining together with the MHF.

For this purpose, relevant ministries are empowered jointly with the MHF to conclude integral renegotiation agreements to rebuild the financial economic equation of the contracts, ending the process of contract renegotiation initiated in 2003.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Decree No. 367/2016 also states that the new tariff scheme will only be finalized once the Integral Tariff Review is completed, providing that partial agreements contractual renegotiation and the transitional adjustment of prices and tariffs are necessary to ensure the continuity of the normal provision of services. These transitional adjustments have been made in advance of future increases allowed by the integral renegotiation agreements.

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

However, since January 1, 2000, adjustments to tariffs to reflect PPI variations were suspended, first through an agreement with the Executive Branch and later by a court decision arising from a lawsuit to determine the legality of tariff adjustments through indexes.

The Public Emergency Law, enacted in 2002, authorized the Government to renegotiate public service contracts, tariffs and licenses with public utility companies through UNIREN using the following criteria:

•

the impact of the rates on the competitiveness of the economy and on national income distribution;

•

the quality of the services and the investment programs contractually provided for in the public service contract;

•

the interests of users, as well as service access conditions;

•

the operational safety of the systems concerned; and

•

the profitability of the respective company.

According to Law No. 27,200, the deadline for the renegotiation of the public works and utilities contracts has been extended until December 31, 2017. As part of this Renegotiation Process, the terms of our License may be changed materially. See “—Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.”

On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a transitional tariff increase of 20%, which would be retroactively applicable to September 1, 2008. This agreement was ratified by Presidential Decree No. 1,918/09.

Under the framework of the Public Emergency Law and 2008 Transitional Agreement, ENARGAS issued Resolutions No. I-2852 and No. 3347 containing new tariff schedules that increase the tariff applicable to natural gas firm and interruptible transportation. This transitional tariff increase represents the first increase that we have received since 1999. Resolutions No. I-2852 and 3347 include the following increases, respectively:

•

A stepped increase of 8% as from April 1, 2014, 14% accumulated since June 1, 2014 and 20% accumulated since August 1, 2014.

•

As from May 1, 2015, a transitional increase of 44.3% in the price of the natural gas

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

transportation service and 73.2% in the CAU.

The Public Emergency Law granted the Executive Branch power to renegotiate contracts with private utility companies, pursuant to a specified framework, which after several extensions will expire in December 31, 2017. Since the breach of our License in 2002, we had been in negotiations with UNIREN to amend the tariff structure, including the 5-year comprehensive tariff revision (RTI, for its acronym in Spanish) established in the concession agreement and the privatization law.

In October 2011, we received from UNIREN a proposal for the Integral Renegotiation Agreement, which we accepted after approval of our Board of Directors. Our acceptance allowed UNIREN to initiate administrative procedures to finalizing the Integral Renegotiation Agreement. However, because we did not receive response from UNIREN, on December 29, 2014 we filed a preliminary administrative appeal to the Government under the terms of section 30 of the National Administrative Procedures Act seeking damages for the failure to implement the Integral Renegotiation Agreement.

The Government has conditioned its agreement to the Integral Renegotiation Agreement, to release by us of any claims related to our business, including the ICSID Claim mentioned in D. “Risk Factors – Our present and former shareholders are party to ongoing legal proceedings against the Government arising from the effects of the Public Emergency Law. As a result of the renegotiation of our License, our present and former shareholders may elect to suspend such claims, but we cannot assure you that the withdraw will occur.”

We acquired rights over the ICSID Claim pursuant to a provision in our loan agreement with Pampa, which entitled us to receive the rights as prepayment of the loan if we verified that the2008 Transitional Agreement had been adequately put into effect. This condition was met with the enactment of Resolutions No. I-2852 and No. 3347. Our rights over the ICSID Claim include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding was implemented through the transfer to a trust established abroad of which we shall be the beneficiary.

At the date of issuance of this Annual Report, as agreed with the National Government, the Arbitration Proceeding is suspended until July 12, 2016.

Ownership of the Rights of the Arbitration Proceeding allows us to continue with the tariff renegotiation process and to comply with the conditions for the signing and implementation of the Integral Renegotiation Agreement by the Executive Branch. In accordance with the terms and conditions of the Integral Renegotiation Agreement, we must suspend and subsequently abandon those claims which stem from the lack of tariff adjustments by the Producer Price Index ("PPI") following the enactment of the Public Emergency Law.

In October 2015, we signed a new version of the Integral Renegotiation Agreement with UNIREN to incorporate Resolution No. 3347. The sustainable recovery of the transportation of natural gas business segment, which within the national energy matrix is strategic for the development of the Argentine economy, will depend on the effective implementation of the Integral Renegotiation Agreement.

Under the framework of the 2016 Transitional Agreement on March 31, 2016 ENARGAS issued Resolution No. 3724, which approved as of April 1, 2016 the tariff charts, including the CAU, for Natural Gas Transportation business segment, which implies a 200.1 % increase.

The increase was granted to cover costs and investments associated with the regular provision of the public service of natural gas transportation until the Integral Renegotiation Agreements is finalized and must be regarded on account of the RTI, which guidelines were detailed in the 2016 Transitional Agreement. According to Resolution No. 31, we and the ENARGAS should reach an agreement to conclude the Renegotiation Process in the next 12 months after the issuance of Resolution No. 3724.

Moreover, the Increase is also associated with the implementation of a Mandatory Investment Plan to be fulfilled by us between April 2016 and March 2017 (the “Investment Plan”). The Investment Plan implies future capital expenditures of Ps. 794.3 million overseen by the ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In addition, following Section 7 of Resolution 31 and as per the 2016 Transitional Agreement, we will not be allowed to pay dividends without the ENARGAS’ prior authorization, to which end evidence of compliance with the Investment Plan must be submitted.

These increases represent a partial recognition of prior administrative claims made by us. We will continue with the corresponding actions to safeguard our rights, including those actions necessary to accomplish the signing of the Integral Renegotiation Agreement.

For more information, see D. “Risk Factors – As our License is subject to renegotiation pursuant to the Public Emergency Law, failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”

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

Under a transfer agreement we entered into in connection with the privatization of GdE in the 1990s (the “Transfer Agreement”), liabilities for damages caused by or arising from the GdE assets are

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

allocated to either GdE or us depending on whether any such damage arose or arises from the operation of the assets prior to or following the commencement of our operations. Also, pursuant to the Transfer Agreement, we are responsible for any defects in title to such assets, although any such defects are not expected to be material. The Transfer Agreement further provided that GdE was responsible for five years until December 1997 for the registration of easements related to the system, which were not properly recorded, and for the payment to property owners of any royalties or fees in respect thereof. Since 1998, we have been responsible for properly recording any remaining easement agreements and for making payments of royalties or fees related to such easements. See “Item 8. Financial Information.”

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

In addition, the Government has implemented a number of projects to encourage the exploration and development of new natural gas reserves, or secure alternative supplies of natural gas, in recent years.  See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—the Argentine Natural Gas Industry.” For example, the Northeast pipeline is a project, led by the Government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. The Government is evaluating the development, terms and conditions to carry out the expansion works. The transportation capacity of this pipeline is anticipated to be approximately 978 MMcf/d.

In 2008 and 2010, the Government, through ENARSA, finalized the construction of liquefied natural gas regasification ports in Bahía Blanca and Escobar, respectively, which are intended to supplement the natural gas supply deficit.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

LIQUIDS PRODUCTION AND COMMERCIALIZATION

Our Liquids production and commercialization activities are conducted at our Cerri Complex, which is located near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from natural gas, which arrives through our three main pipelines from the Neuquina and Austral natural gas basins. The owners of the extracted Liquids are required to make in-kind deliveries of additional natural gas to replace their attributable share of natural gas shrinkage, fuel and losses associated with the extraction of liquids from natural gas. The results of our Liquids production and commercialization segment are subject to risks associated with commodity price changes. We do not currently hedge against commodity price risk.

We operate our Liquids business under two different types of contractual arrangements:

•

Liquids production and commercialization for our own account: Under this type of arrangement, we own the Liquids products obtained at our Cerri Complex. We purchase natural gas in order to replace thermal units consumed in the liquids production process. These natural gas purchases are negotiated with certain natural gas distributors, traders and producers. We include the assignment of rights in our favor to withdraw the liquids contained in the natural gas purchased or injected in the pipeline system. This category of our liquids business is most important in terms of revenue, percentage of transactions and profit.

•

Liquids production and commercialization on behalf of third parties: We also process natural gas and market the Liquids products in exchange for a commission based on a percentage of the sale price. In some cases, we process the natural gas and deliver the Liquids products to the natural gas producers who pay us a percentage of the average monthly sale price obtained from our sales in the domestic and/or international markets (depending on the contract).

Our sales of liquids in the domestic market were regulated until April 1, 2015 by the Stabilization Agreement and the export parity prices set monthly by the Federal Energy Bureau pursuant to Law No. 26,020 and related regulations. The Stabilization Agreement was replaced by a new framework for selling LPG bottles (the “New Program”). As was the case under the Stabilization Agreement, under the New Program the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. For more information, see “Regulation—Domestic Market” below.

We sell our LPG exports to Geogas Trading (“Geogas”), under an export agreement entered into on October 27, 2015, following a private bidding process. The contract provides for monthly sales of approximately 25,353 short tons of propane and 11,023 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract expires on April 30, 2016. For the period September 2016 through April 2017, we will submit a new bid with customers for a new agreement to replace the existing one. For the period from March through September of each year, our sales will take place mainly in the domestic market, due to restrictions on natural gas processing and to governmental requirements to supply the domestic market.

Regarding the natural gasoline exports, during 2015 our main customer were Petroleo Brasileiro, Trafigura Pte Ltd. and Braskem Netherlands BV. Prices in 2015 were lower than in previous years as a result of lower demand from emerging markets and higher supply surplus as a consequence of the increase in production levels after the development of shale gas fields in the United States of America.

Finally, in January 2016 we closed a one-year term agreement with Petróleo Brasileiro S.A. This agreement contemplates the delivery of 110,230 short tons at international prices minus a discount per sold ton. Selling prices are set taking into consideration the NWE ARA price, less a fixed discount per metric ton. Petroleo Brasileiro is an affiliate of the Petrobras Argentina Group, which is a 50% shareholder of CIESA, our controlling shareholder. This supply contract was on market terms according to the analysis and conclusions of the Audit Committee.

Since 2005, ethane has been sold to PBB under a 10-year agreement that expired on December 31, 2015. We are currently negotiating a new agreement with PBB to govern future sales. The expired ethane agreement included, among other conditions TOP and DOP commitments for minimum annual quantities of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

370,373 short tons per year. Under these conditions, if either of the parties does not comply with the TOP or DOP conditions, that party is required to compensate the other party for the breach of the minimum annual quantities commitment. During 2015 and 2014, PBB did not comply with its TOP commitments, and compensated us for this breach. The agreement provided for an annual adjustment at the beginning of the year based on various factors, including the PPI (up to an increase of 1% per year), the natural gas price, and the quality of the ethane shipped by us and the transportation tariffs and charges. From 2008 to 2013, prices have increased 22.4%, 9.0%, 5.0%, 6.6%, 9.0% and 11.9% over the prior year. In 2014, the price was increased 4.3% as compared to 2013. Due to market conditions, the selling price for the year 2015 was slightly similar to 2014’s selling price.

After the expiration of the agreement on December 31, 2015, we and PBB agreed to two extensions. The first extension expired on March 1, 2016, and the second one will expire on April 30, 2016. These extensions included a determination of the new price and quantities of ethane to be supplied to PBB. The new price will also be adjusted in case the natural gas price varies in the market. The extensions also include a TOP commitment of 25,363 short tons per month, which is lower than those included in the expired agreement. Meanwhile, we are currently negotiating the new agreement to govern future ethane sales with PBB.

Our Liquids production and commercialization segment also comprises storage and dispatch by truck and subsequent shipment of the liquids extracted at the Cerri Complex to facilities located in Puerto Galván. LPG and natural gasoline are transported via two eight-inch pipelines to the loading terminal at Puerto Galván. Ethane is piped via an eight-inch pipeline to the PBB olefins plant, which is the sole outlet for ethane from the Cerri Complex. Any ethane extracted at the Cerri Complex that cannot be sold to PBB is reinjected into the pipeline.

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 68.7% in 2015, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues principally from exports. Since the last quarter of 2014, international prices of LPG have declined significantly, in tandem with the decline in oil prices. However, as mentioned below, in December 2014 and February 2015, the export tax regime was modified to mitigate such decline in international prices. Nonetheless, if prices continue decreasing in the future, this decrease could have a significant adverse effect on our future earnings from this segment.

In 2015, our export revenues from the Liquids production and commercialization segment were Ps. 967.3 million and represented 22.9% of our total net revenues and 33.3% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,033,109 short tons, and the volume of sales from Liquids exports was 374,165 short tons, representing 36.2% of our total liquids sales volumes. These export volumes also include sales made on behalf of third parties. Export revenues from our liquids production and commercialization segment command a price premium, which has declined after the decrease in international prices, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for Liquids on the international markets.

The annual sales of the Cerri Complex for 2015, 2014 and 2013 in short tons were as follows:

	2015	2014	2013
Ethane	306,097	330,960	346,046
LPG	608,783	609,831	551,315
Natural Gasoline	118,229	97,196	103,958
Total	1,033,109	1,037,987	1,001,319

Our management anticipates that new oil and natural gas developments in Argentina will provide new opportunities in the liquids production and commercialization business and lead to related increases in revenues from our natural gas transportation and Liquids production and commercialization businesses.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Regulation

Liquids production and commercialization activities are not subject to regulation by ENARGAS. However, in recent years, the Government has enacted regulations that significantly affect our Liquids production activities.

Domestic market

We are not able to freely select the markets to which we will allocate LPG production. As we are effectively required to meet the minimum domestic demand before exporting significant amounts of LPG, we forego sales to foreign markets, which benefit from higher prices than those established for local consumers.

As noted above, our sales of LPG in the domestic market were regulated until April 1, 2015 by the Stabilization Agreement and related regulations. Under this framework the Federal Energy Bureau caused LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Federal Energy Bureau periodically published reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

The Stabilization Agreement was initially intended to expire on December 1, 2009. Since that date, however, there have been several annual amendments to the agreement. The most recent amendment signed on April 29, 2014 and ratified through Resolution No. 532/2014 of the Federal Energy Bureau, provided that the Stabilization Agreement would remain in force until March 31, 2015.

Under the Stabilization Agreement, butane bottles were sold at a fixed price below the market price, with a quota assigned to each producer. The lower price is partially offset by a subsidy paid to producers by a trust fund created for this purpose by Law No. 26,020. The trust fund is funded by: (i) penalties established by Law No. 26,020; (ii) assignments from the General State Budget; and (iii) funds that may be assessed by the Federal Energy Bureau.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau. Both replaced Stabilization Agreement, creating the New Program. As was the case under the Stabilization Agreement, under the New Program the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation received by us to sell LPG under the New Program.

Participation in the New Program requires us to produce and market the LPG volumes required by the Federal Energy Bureau at prices significantly below the market. This requirement prevents us from covering production costs, even after giving effect to the subsidy payments that we receive under the agreement, creating a negative operating margin. We have initiated several actions with the Government in order to prevent the current situation of selling products with negative operating margins from continuing for an extended period. In this sense, on June 3, 2015, we filed a motion for reconsideration against the provisions of Federal Energy Bureau regarding volumes of LPG that must be provided in 2015 under the New Program. In addition, on August 18, 2015 we filed a lawsuit to impugn resolutions No. 49/15 and 70/15. In March 2016, we demanded a quick sentence on this issue.

As of the issuance of this Annual Report, the Federal Energy Bureau has not paid the compensations accrued for February and March 2015 owed pursuant to the Stabilization Agreement. For this reason, on September 15, 2015 and February 15, 2016, we requested that the Federal Energy Bureau make these payments.

Finally, since the Supply Agreement for Propane Gas Distribution Networks (“Propane Networks Agreement”) was signed between the Government and producers of LPG, including us, in 2003, we have complied with our commitments under this agreement. Pursuant to the Propane Networks Agreement, which has undergone several extensions, the Federal Energy Bureau fixed prices and procedures by which it compensates participating companies. The latest extension of this agreement was signed between the parties in 2014 and covered the period from April 2014 to April 2015. At the date of issuance of this Annual Report, the corresponding extension to the period from April 2015 to April 2016 has not been signed.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

However, we have continued to provide this product in similar conditions as those included in the last extension signed according to the written instructions received from the Federal Energy Bureau.

On March 16, 2015, the Federal Energy Bureau replaced the method for calculating the propane and butane export parity price applicable to propane and butane sales not included in the New Program, through Resolution No. 36/2015. The previous method had been in place since June 28, 2005 pursuant to Resolution No. 792/05. The new calculation method came into effect on April 1, 2015.

The unpaid amount of compensation related to the New Program and the Propane Networks Agreement totaled Ps. 166.1 million as of March 31, 2016. In August and November 2015 and in February 2016, we have requested that the Ministry of Energy (previously the Federal Energy Bureau) make these payments, but have not received any formal response as of the date of this Annual Report.

Furthermore, on December 3, 2008, through Decree No. 2,067/08, the Executive Branch created a trust to finance natural gas imports to be injected into the natural gas pipeline system. The trust is funded, among other means, through the creation of a charge to be paid by (i) the users of the transportation and/or distribution regulated services; (ii) natural gas consumers receiving gas directly from producers without using natural gas transportation or distribution systems; and (iii) the natural gas processing companies. Certain entities, including us, were selected to receive a subsidy for the payment of the charge starting in December 2008. However, in November 2011, ENARGAS issued the Gas Charge Resolutions that modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and specifically for our consumption for our own account. The charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discussion of Results of Operations for the Two Years Ended December 31, 2015 and 2014.”

In order to avoid the damage that would result from the implementation of this effective 727% increase in the cost for natural gas consumption for liquids producers, including us, we initiated legal actions challenging the application of the Executive Branch decree and the Gas Charge Resolutions against the Government, ENARGAS and MPFIPyS as defendants, and have obtained a preliminary injunction stopping the implementation of the charge against us pending a determination on the merits of the case. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

On March 28, 2016, the Ministry of Energy issued Resolution No. 28/2016, which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08.

In 2013, ENARGAS regulated peak natural gas prices for industrial users, creating the concept of Ultimate Supply Providers (Proveedor de Última Instancia or “PUI”) and Ultimate Supplied Gas (Gas de Última Instancia) (“GUI”) in Note No. 04624/2013.

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

In addition, due to the decrease in the supply of natural gas in Argentina in recent years, the cost of natural gas consumed in the Cerri Complex have significantly increased, thus decreasing the margins available to us and other natural gas processors whose gas is processed there. The prices of natural gas at wellhead have reached increases of approximately 30% (in U.S. dollars terms) in 2014. During 2015, we renegotiated our existing contracts to acquire the natural gas consumed in the Cerri Complex.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

International market

Disposition 168/05 of the Undersecretary of Fuels requires companies intending to export LPG to first obtain an authorization from the Ministry of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

Since 2002, LPG and natural gasoline exports have been subject to a withholding tax on exports. In May 2004, the effective tax rate for LPG exports was increased from 4.76% to 16.67%. On May 24, 2007, it was increased to 20%.

Since the issuance of Resolution No. 127/08 by the MEF, in March 2008, a variable export tax regime has been in force for natural gasoline, propane and butane, respectively. During 2014, until the enactment of Resolutions No. 1,077/2014 and 60/2015, the minimum effective tax rate was 31.03% when international prices were lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton, respectively). If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. Because of this export tax regime, we were unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2014 was 33.7%, 32.8% and 31.5% for natural gasoline, propane and butane, respectively.

Under the current framework in which the activities of this business segment are developed, the national government introduced amendments to the rates in force.

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including natural gasoline. The new withholding tax on exports regime considers the price of Brent crude oil less 8 US$/bbl (“IP”) as a reference price to determine the applicable rate. When the IP is less than 71 US$/bbl the nominal rate of the withholding tax on export of  natural gasoline will be 1%. When the IP is greater than 71 US$/bbl, the rate will be (IP- 70) / 70 x 100. Thus far during 2015, IP has been below US$ 71/bbl, so the applicable nominal rate for the exports of natural gasoline has been 1%.

In addition, on February 25, 2015, the MEF issued Resolution No. 60/2015, which entered into force on the same date. This resolution modified the variable export tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 (the “reference value”) per metric ton, respectively. If the propane and butane international prices are higher than the reference value, the tax rate applicable to the selling price is calculated on a sliding scale according to the amount by which the selling price exceeds the cut-off value of US$ 460 and US$ 473 per metric ton, respectively. As the international prices remained below the reference value, the applicable nominal rate for the exports of propane and butane has been 1%.

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

Since summer 2014, our sole purchaser of ethane, PBB, decided, for commercial reasons, to give priority to the product provided by MEGA. If PBB continues with its policy to take increased volumes of ethane from our competitors, this situation could adversely affect our revenues from Liquids production and commercialization services, if we are unable to sell the ethane and must reinject it into the gas stream.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

To minimize the revenue impact of any project developed upstream of the Cerri Complex, since 2000, we have signed agreements with natural gas producers and distributor customers to maximize the richness of the gas to be processed at the Cerri Complex in order to have access to the associated Liquids. Starting in 2005, we agreed with major natural gas producers who contracted with us to process their natural gas in the Cerri Complex, and we obtained the commitment of such natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements (10-year term in the case of those agreements signed in 2005 and 5-year term in those agreements entered into since 2006). From time to time, and as these contracts expire, we renew and sign new agreements with natural gas producers to replace expiring contracts. In recent years, the terms of the new agreements have contemplated a term of expiration between one and two years. All of these recent agreements contain commitments of such gas producers not to reduce the quality of the natural gas that they sell to us.

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

In recent years, we provided advisory services for the construction of natural gas and, more specifically, LNG infrastructure. We rendered these services in connection with an extension of inflow facilities for regasified LNG from ships at Puerto de Ingeniero White near Bahía Blanca. In 2015, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF, and Petrobras Argentina Group, we provided a range of technical services related to connection to the natural gas transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers for these services include, among others, Aluar Aluminio Argentino S.A.C.I., ENARSA and YPF. Moreover, in 2015, we continued our steam production in the co-generation energy unit located at the Cerri Complex.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

During 2015, Telcosur executed several agreements with the aim of improving its medium and long-term strategy to improve its business:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

•

Telcosur was granted the right to access SINOPEC’s facilities in Cañadón Seco, giving Telcosur the capacity to install communication equipment at this location. Telcosur’s agreement with SINOPEC will allow network expansions and open up new sales opportunities for future capacity. Simultaneously, Telcosur increased its internet services to SINOPEC.

•

In line with the strategy of business consolidation, Telcosur reached agreements with new customers (Electroingeniería)  and managed to expand or renew existing agreements (Level 3, British Telecom, Prosegur , Pan American Energy (“PAE”)).

C.

Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

Petrobras Argentina Group
PEPCA
The Trust
CIESA (1)
Petrobras Argentina Group - 50%
The Trust - 40%
PEPCA - 10%
TGS(1)
CIESA - 51%
Local and foreign investors - 25.89%
ANSES - 23.11%
Telcosur(1)
TGS - 99.98%
TGU(2)
Petrobras Argentina - 51%
TGS - 49.00%
Link (1)
Dinarel S.A. - 51%
TGS - 49.00%
EGS (1)
TGU - 51.00%
TGS - 49.00%

(1) Incorporated in Argentina.

(2) Incorporated in Uruguay.

As of the date of issuance of this Annual Report, we are performing the formal steps to liquidate TGU and EGS.

D.

Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Pipelines. We render natural gas transportation service through a pipeline system that is 5,675 miles long, of which 4,745 miles are our property. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/inch2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

Compressor plants. Compressor plants along the pipelines recompress the natural gas volumes transported in order to restore pressure to optimal operational levels, thereby ensuring maximum use of capacity as well as efficient and safe delivery. Compressor plants are spaced along the pipelines at various points (between 62 and 124 miles) depending upon certain technical characteristics of the pipelines and the required pressure for transport. Compressor plants include mainly turbine-driven compressors and, to a lesser extent, motor-driven compressors which use natural gas as fuel, together with electric power generators to supply the complementary electrical equipment (control and measurement devices, pumping, lighting, communications equipment, etc.).

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2015, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,079	30(2)	853/995	66	14	523,800
Neuba I/Loop Sur	732	24/30	853	11	9	53,300
Neuba II	1,064	30/36	975/995	21	6	194,000
Other (1)	870	Various	Various	6	3	7,500
Total	4,745			104	32	778,600

(1)

Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

(2)

Includes two tranches of 24 inches which correspond to the “Estrecho de Magallanes” gas pipeline.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The natural gas pipeline principally serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca, Puerto Madryn and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

compressor units. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Additional information regarding the expansion of our gas transportation system is included in “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Ancillary Facilities

Cathodic Protection System

Currently, we operate more than 280 cathodic protection devices, which are located along our main pipelines. The objective of this system is to prevent the corrosion process. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes DC rectifiers, and generators powered by thermic, turbine natural gas engines in locations where no electric lines are available. The system also includes an impressed current anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

Natural Gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“RTUs”) installed in the receipt and delivery points equipped with the electronic flow management (EFM) system. The information is normally collected by the Supervisory Control and Data Acquisition system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called Solicitud, Programación, Asignación y Control, which, among other things, allows us to control actual volumes and projected future injections to determine

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting natural gas demand.

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

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 113 MMcf/d and a total compression capacity of 29,960 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2015:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	85	27,000
Plaza Huincul	28	2,960
Total	113	29,960

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province, which consist of (i) a flexible and modern microwave digital network with SDH technology over more than 2,859 miles, which covers the routes: Buenos Aires – Bahía Blanca – Neuquén to the West, Buenos Aires – Bahía Blanca – Comodoro Rivadavia – Río Grande to the South, and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the route La Plata – Buenos Aires – Rosario – Córdoba – San Luis – Mendoza. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 374 miles, which covers the route Puerto Madryn – Pico Truncado.

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a fiber optic network of approximately 497 miles, which covers the route Bahía Blanca – Puerto Madryn; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado – Río Gallegos.  In 2013, we installed 81 miles of fiber optics to connect the city of Río Gallegos and the radio station “El Cóndor” which is the southernmost continental radio station in South America.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

•

Law No. 24,051 on Hazardous Waste;

•

Law No. 25,688 on Environmental Management of Waters;

•

the Criminal Code;

•

the Civil and Commercial Code.

•

provincial legislation on the hazardous waste management, control of water resources, emission of gases and environmental compliance.

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

Our management is responsible for compliance with environmental issues. Management works with the Sustainability Committee in order to ensure compliance with existing legislation and ensure compliance with our policy and strategy.

All issues related to Safety, Occupational Health, Environment and Quality are documented and monitored as part of our Integrated Management System. This system has been certified in accordance with ISO standards 14,001 and 9001 and OHSAS 18001.

In 2015, we implemented improvements to the Integrated Management System tool (“SGI” according to its initials in Spanish), which is structured to support the Integrated Management System. We created a new section for the management of all the environmental permits needed to operate our business.

We have established an environmental and industrial safety investment plan for the period of 2015-2017 with a budget of approximately US$12.5 million.

Safety

In 2015, we strengthened our processes aimed at achieving our Zero Accident target. As part of this effort, we included within the Integrated Management System tool a section for the management of “Safety Preventive Observations” and we extended the scope of the implementation of the WATCH Program in the operative sectors.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Through the implementation of Safe and Healthy Work workshops, we consolidated the concepts of Human and Organizational factors in the prevention of incidents.

Regarding the Preventive Driving Program, we gave continuity into on-site practice education, training through commented driving and tests via internet. We focused on the Previous Trip Plan (“PVP”) as a risk analysis tool before starting a trip. We also delivered the book “The Smart Driver” to every participant in the driving program, to expand and strengthen the learning imparted in the workshops and applied to their daily tasks. The objective was to extend this training to the driver’s family, to contribute to a reduction in automobile accidents. We have recorded lower vehicular incidents with human injuries or serious damage to the vehicles.

In 2015, we implemented the Assets Management Program, named “TGS-ASSETS” based in ISO55001. The applied model is based on five pillars: human resources, equipment, operation and maintenance, Design and project management and direction evaluation and improvement. After completing the monitoring and assessment of plants, bases and planned sectors, we have started implementation improvements.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2015, 2014 and 2013 relate to the fiscal years ended December 31, 2015, 2014 and 2013, respectively.

We maintain our accounting books and records in Pesos. Our Financial Statements as of December 31, 2015, 2014 and 2013 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB and the interpretations issued by the IFRIC applicable as of such date.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

•

allowances for doubtful accounts;

•

provisions for legal claims and others; and

•

income tax – deferred tax and tax credits.

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

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase costs of natural gas associated with our Liquids Production and Commercialization segment (including the impact of the Gas Charge Resolutions) and Other Services segment; (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment; (iii) projections of future costs to be incurred; and (iv) the use of certain macroeconomic variables such as interest rates, inflation, changes in the exchange rate in accordance with the budget for the upcoming fiscal year approved by the Board of Directors. The discount rate is our weighted average cost of capital (“WACC”).

We recorded no impairment losses of components of property, plant and equipment as of December 31, 2015 and 2014.

Due to the uncertainties surrounding the tariff renegotiation process as described in Note 16.a to our Financial Statements, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason, we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of our natural gas transportation business segment as of the end of each year. We considered two different scenarios:

•

Scenario 1: we are able to reach an agreement with the Government regarding a tariff increase (“Scenario 1”); and

•

Scenario 2: we are unable to reach an agreement with the Government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2015, we assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In performing the analysis for Scenario 1, because the terms of an agreement with the Government are also uncertain, we developed three different projected cash flow streams based on the timing, type and amount of our tariff increase based on the renegotiation process with the Government, namely a) the base case, b) the optimistic case, and c) the pessimistic case, and assigned a portion of the probability of occurrence of 95% to each projected cash flow—50%, 10% and 35%, respectively. Specific details of each cash flow streams as of December 31, 2015 were based on: (a) the status of the negotiations with the Government and the impact of the two tariff increases included in the 2008 Transitional Agreement, (b) our current regulatory framework, (c) experiences and renegotiation agreements signed by other natural gas and electricity utility peers, and (d) management’s expectations regarding other measures that management believes are likely to be taken by the Government to deal with the present economic situation of natural gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with UNIREN, which was accepted by us (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

For further information about our tariff renegotiation process, see “Item 3. Key Information —D. Risk Factors —Risks Relating to Our Business— As our License is subject to renegotiation pursuant to the Public Emergency Law, failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.” and “Item 4. B. Business Overview—Natural Gas Transportation—Regulatory Framework—The Public Emergency Law and Renegotiation Agreement.”

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

Based on those estimations, as the estimated discounted cash flows were higher than the carrying amount of such assets, we determined that the property, plant and equipment were not impaired under IFRS as of December 31, 2015.

In addition, we have performed a sensitivity analysis of the probability of occurrence of each scenario and we concluded that an increase of up to 35 percentage points in the weighted probability of the pessimistic case (from 35% to 70%) and a 5% reduction in the probability of occurrence of the optimistic case (from 10% to 5%) and an 30% reduction in the probability of occurrence of the base case (50% to 20%) would not generate adjustment for impairment.

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

Provisions for legal claims and others

We have certain contingent liabilities with respect to legal and regulatory proceedings. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments as of the time the accruals are made, estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

the liabilities becomes better defined, there may be changes in estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

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

Income tax – deferred tax assets and tax credits

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Determining the amount of deferred tax assets that can be registered requires the exercise of considerable judgment on the part of management, based on the probable term and level of future taxable profits together with future tax planning strategies and variables macroeconomic affecting the business.

Entities in Argentina are subject to the Asset Tax. Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the Asset Tax. The Asset provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon our taxable assets as of the end of the year. Any excess of the Assets Tax over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When we assess that it is probable that we will use the Asset Tax payment against future taxable income tax charges, we recognize the Asset Tax as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Consolidated Statement of Financial Position.

As of December 31, 2015, we maintain a deferred tax asset tax amounting to Ps. 58.9 million.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine sociedad anónima and all of our operations and operating assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. In particular, these factors affect our operating costs and revenues.

Since the onset of the severe economic crisis in Argentina, which began in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar; (ii) high inflation that has occurred since 2002, and (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the tariff for the transportation and distribution of natural gas. Regarding our Liquids Production and Commercialization business segment, in recent years the Government has intervened in the market strengthening its measures to limit exports and setting selling prices. In addition, LPG and natural gasoline prices are set by reference to international prices which over the last 18 months have dramatically declined by approximately 70%.

For the year ended December 31, 2015, 68.8% of our net revenues were attributable to our Liquids production and commercialization segment and approximately 24.0% of our net revenues attributable to our natural gas transportation business.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Source: INDEC, Banco Nación Argentina.

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

In January 2014, the Government established the IPCNu, which more broadly reflects consumer prices by considering price information from the 24 provinces of the country. On January 7, 2016 through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” As a result, INDEC will not publish new information until at least June 2016. There can be no assurance of the potential impact these changes may have on our results of operations and financial condition

The combined effect of the lack of adjustments to our natural gas transportation tariffs and sustained cost increases over the years has resulted in a substantial deterioration in the operating results of the natural gas transportation segment.

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

Argentine Macroeconomic Outlook for 2016

Since the current administration took office on December 10, 2015, the new authorities have been taking different measures to enable Argentina to begin a path of sustainable growth, regularizing the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

situation of the main macroeconomic indicators and the imbalance in the relative prices of the economy. These measures included: (i) the issuance of Decree No. 55/2016, which declared an national statistic emergency and granted INDEC the necessary tools to restore international credibility regarding the indexes that it publishes; (ii) the relaxing of the foreign exchange system, (iii) the pre-agreement signed between the Argentina and the holdouts; (iv) the elimination or reduction of taxes on exports in order to improve the situation of regional economies; and (v) the process of adjustment of public services rates, including those collected by the Natural Gas Transportation business segment.

At the date of issuance of this annual report there is uncertainty regarding the impact that these and other measures that the Government can take will have on key macroeconomic variables.

Discussion of Results of Operations for the Two Years Ended December 31, 2015 and 2014

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2015 and 2014, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2015 compared to year ended December 31, 2014
	2015	2014	Variation	Percentage change
Revenues from sales	4.226,7	4,304.0	(77.4)	(1.8%)
Operating costs	(2.508,9)	(2,325.3)	(183.6)	7.9%
Depreciation	(251.0)	(240.2)	(10.8)	4.5%
Costs of sales	(2.759,9)	(2,565.5)	(194.4)	7.6%
Gross profit	1.466,7	1,738.4	(271.8)	(15.6%)
Administrative and selling expenses	(443.0)	(810.8)	367.9	(45.4%)
Other operating (loss) / income	(335.4)	4.9	(340.4)	-
Operating profit	688.2	932.5	(244.3)	(26.2%)
Net financial results	(974.2)	(765.7)	(208.5)	27.2%
Share of profit from associates	0.2	2.9	(2.6)	(89.7%)
Income tax income/ (expense)	113.5	(64.8)	178.3	(275.3%)
Total comprehensive (loss) / income	(172.1)	105.0	(277.1)	(263.9%)

Year 2015 Compared to Year 2014

Total comprehensive income

For the year ended December 31, 2015, we reported a total comprehensive loss of Ps. 172.1 million, in comparison to the total comprehensive income of Ps. 105.0 million reported in the year 2014.

The negative variation in the comprehensive net results for fiscal year ended December 31, 2015, was mainly attributed to the decrease of the operating (loss) / profit amounting to Ps. 244.3 million (26.2% below that of 2014) and the net financial results to Ps. 208.5 million (27.2% below that of 2014). To that extent, it is worth highlighting:

•

The acquisition from Pampa of the Rights of the Arbitration Proceedings received as payment of the loan granted to Pampa in October 2011 represented a loss of Ps. 324.4 million for the year ended December 31, 2015. The exercise of the Rights of the Arbitration Proceedings will enable us to conclude the final steps of the Renegotiation Process.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

•

Liquids Production and Commercialization net revenues decreased by Ps. 335.5 million (10.3% with respect to 2014) from 3,243.3 million to 2.907,8 million during the year 2015. This decrease was principally due to the significant drop by more than 50% in international reference prices.

•

These effects were partially offset by lower export taxes after changes to the calculation of export taxes that came into effect in the first quarter of 2015.

Net financial expenses rose to Ps. 974.2 million at the close of fiscal year ended December 31, 2015, compared to Ps. 765.7 million reported for previous year, representing a negative variation of Ps. 208.5 million, or 27.2%.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2015 and 2014 represented 65.3% and 59.6%, respectively, of net revenues reported in these years.

Administrative and selling expenses for the years ended on December 31, 2015 and 2014 represented 10.5% and 18.8%, respectively, of net revenues reported in both of these years. The reduction in administrative and selling expenses was mainly due to the decrease in the withholding tax on exports after the issuance of Resolutions No. 1,077/2014 and 60/2015 which reduced the applicable tax rate to 1%.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2015 and 2014.”

Share of profit / (loss) from associates

In the year ended December 31, 2015, we recorded a share profit from associates of Ps. 0.2 million, compared to the loss of Ps. 2.9 million recorded in the year ended December 31, 2014.

Net Financial Results

Net financial results for the years ended December 31, 2015 and 2014 are as follows:

Negative financial expenses for the year ended December 31, 2015, amounted to Ps. 974.2 million, compared to Ps. 765.7 million reported during the year 2014. This increase of Ps. 208.5 million is mainly due to higher losses generated by the impact in the variation of the Argentine peso exchange rate against the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

U.S. dollar during 2015 of Ps. 318.2 million and the lower interests on financial assets of Ps. 140.0 million. These negative effects were partially offset by the positive variation on the result of derivative instruments.

To partially offset the negative impact of the Argentine peso exchange rate variation against the U.S. dollar on our net monetary liability position, in 2015 we continued the mitigation actions we started in 2014, including currency forward agreements and investments in financial instruments that reflect the variation in the exchange rate. Currency forward agreements had a positive impact during 2015 of Ps. 128.5 million, against the loss recorded during 2014 of Ps. 103.5 million.

Analysis of Operating Profit by Business Segment for the Two Years Ended December 31, 2015 and 2014

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2015 and 2014:

	Year ended December 31,		Year ended December 31, 2015 compared to year ended December 31, 2014
	2015	2014	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales	1,014.0	744.1	269.9	36.3%
Cost of sales	(758.5)	(626.7)	(131.8)	(21.0%)
Gross profit	255.5	117.4	138.1	117.6%
Administrative and selling expenses	(220.7)	(157.3)	(63.4)	(40.3%)
Other operating expense	(333.0)	(2.5)	(330.5)	(13.172,1%)
Operating loss	(298.2)	(42.4)	(255.8)	(603.2%)

Liquids Production and Commercialization
Revenues from sales	2,907.8	3,243.3	(335.5)	(10.3)%
Cost of sales	(1,869.4)	(1,828.3)	(41.1)	(2.2%)
Gross profit	1,038.4	1,415.0	(376.6)	(26.6%)
Administrative and selling expenses	(172.3)	(605.3)	433.1	71.5%
Other operating (expense) / income	(2.7)	7.2	(9.9)	(137.0%)
Operating profit	863.5	816.9	46.6	5.7%

Other services
Revenues from sales	260.6	256.7	3.9	1.5%
Cost of sales	(108.6)	(90.4)	(18.2)	(20.1%)
Gross profit	152.0	166.3	(14.3)	(8.6%)
Administrative and selling expenses	(42.9)	(40.7)	(2.2)	(5.4%)
Other operating income	0.2	0.2	-	(17,7%)
Operating profit	109.3	125.8	(16.5)	(13.1%)

Telecommunications
Revenues from sales	44.2	59.9	(15.7)	(26.2%)
Cost of sales	(23.4)	(20.1)	(3.3)	(16.3%)
Gross profit	20.8	39.7	(18.9)	(47.7%)
Administrative and selling expenses	(7.1)	(7.5)	0.4	5.7%
Operating profit	13.7	32.2	(18.5)	(57.4%)

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 24.0% and 17.3% of our total revenues during the years 2015 and 2014, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation. Since the implementation of the Public Emergency Law in 2002, we received only two increases in the tariff schedule applicable to its regulated natural gas transportation tariff, which reduced temporarily the continued deterioration of the operating margin caused by the recurring increases in operating costs. As a result, we must continue to take steps to sign and implement a Comprehensive Agreement.  See Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business— As our License is subject to renegotiation pursuant to the Public Emergency Law, failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.” And “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework” for additional information regarding the history of our discussions with various Argentine governmental authorities in relation to the adjustment of our gas transportation tariffs.

We have faced increasing operation and maintenance costs throughout the years. Since its inception, the CAU has only been adjusted in May 2015, failing to offset the increases related to operating costs since its creation in 2005. The value of the CAU is minor compared to the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of these assets. Revenues relating to the CAU amounted to Ps. 72.4 million and Ps. 49.9 million for the years ended December 31, 2015 and 2014, respectively. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU.

During 2015, the Natural Gas Transportation business segment recorded an operating loss of Ps. 298.2 million, compared to the operating loss of Ps. 42.4 million in 2014. The main factors that affected the results of operations of this segment during 2015 are the following:

•

Revenues from the Natural Gas Transportation business segment increased by Ps. 269.9 million for the year 2015 compared to 2014. The increase was mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolutions I-2852 and I-3347, necessary to achieve the temporary stabilization of the net revenues for this business segment until the Integral Renegotiation Agreement is signed, and (ii) higher natural gas transportation services to export customers.

•

Revenues related to natural gas firm transportation contracts for the years ended December 31, 2015 and 2014, respectively, amounted to Ps. 801.5 million and Ps. 581.6 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 103.5 million and Ps. 82.7 million, respectively.

•

Costs of sales and administrative and selling expenses for the year ended December 31, 2015 increased by Ps. 195.2 million, from Ps. 784.0 million to Ps. 979.2 million, as compared to the year ended December 31, 2014. This increase was mainly attributable to higher labor costs relating to the joint negotiations during 2015, amounting to Ps. 117.4 million and an increase of Ps. 25.1 million in maintenance expenses for the pipeline and other fixed assets.

•

The negative variation in other operating expense was mainly due to the charge of Ps. 324.4 million recorded by the acquisition of the Rights of the Arbitration Proceedings from Pampa, as mentioned above.

In January 2016, MetroGas, our largest Natural Gas Transportation client, notified us that due to commercial reasons it would not extend the natural gas firm contract period ending on April 30, 2016. This expiration will result in a reduction of 151.8 cf/d of the total natural gas firm contracted capacity for the year 2016. We are in negotiations with MetroGas for a postponement of its decision. Considering the tariff schedule in force since April 1, 2016, if we cannot agree with other customers to take up this firm natural gas transportation capacity our net revenues could suffer an annual decrease of as much as Ps. 147 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Pursuant to Resolution No. 3724, we were granted a transitional tariff increase of 200.1% in our natural gas transportation tariff and the CAU, effective on April 1, 2016. Taking into consideration the volume of natural gas transported during the year 2015, this increase would have had a positive impact on our annual net revenues of approximately Ps. 2,044 million if it had been in effect.

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

The Liquids production and commercialization segment represented 68.8% and 75.4% of our total net revenues during the years ended December 31, 2015 and 2014, respectively. Production and Commercialization of Liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

All ethane produced by our Liquids segment in the year ended December 31, 2015 was sold locally under a long-term contract with PBB. During 2014, for commercial reasons, PBB decided to purchase a smaller volume of ethane from us, giving priority to the product provided by MEGA. Our ethane sales for the years 2015 and 2014 represented 42.7% and 29.7% of our Liquids Production and Commercialization net revenues. For this reason, any decrease in the volumes of ethane sold to PBB may have a negative impact on our net revenues.

In 2015, we sold 58.0% of our production of LPG in the local market to LPG marketers (59.3% in 2014), with the remainder exported to LPG traders such as Petredec and Geogas, among others. In addition, all natural gasoline produced during 2015 was exported to Petroleo Brasileiro, a related party, Braskem and Trafigura. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2015 and 2014 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2015 compared to year ended December 31, 2014
	(volumes in short tons)		(volumes in short tons)
	2015	2014	Increase / (Decrease)	Percentage Change
Local Market
Ethane	306,097	330,960	(24,863)	(7.5%)
LPG	352,846	361,711	(8,865)	(2.5%)
Subtotal	658,943	692,671	33,728	(10.0%)

Exports
LPG	255,936	248,120	7,816	3.2%
Natural Gasoline	118,229	97,196	21,033	21.6%
Subtotal	374,166	345,316	28,849	24.8%
Total Liquids	1,033,109	1,037,987	(4,879)	(14.8%)

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for liquids on the international markets. See “Item 8. Financial

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Information— A. Consolidated Statements and Other Financial Information—Exports.” For several years now, a variable export tax regime has been in force for natural gasoline, propane and butane, respectively. During 2014, until the enactment of Resolutions No. 1,077/2014 and 60/2015, the minimum effective tax rate was 31.03% when international prices were lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton). If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we were unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2014 was 32.8%, 31.5% and 33.7% for propane, butane and natural gasoline, respectively.

To address declining international prices as from January 1, 2015, the Government reduced the withholding export taxes, so that we could partially compensate for the decrease in the price of propane, butane and natural gasoline. On December 29, 2014, the MEF issued Resolution No. 1,077/2014, which modified the rates applicable to the export of oil and oil by-products, including the natural gasoline sold by us. This resolution is effective as from January 1, 2015 and reduces the nominal rate applicable to natural gasoline exports to 1% when the price of the Brent crude oil is less than 71 US$/bbl. In addition, on February 25, 2015, the MEF issued Resolution No. 60/2015, which modified the variable export tax regime established under Resolution No. 127/08. According to the new methodology, the minimum nominal tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 per metric ton, respectively. When the prices are higher, the applicable tax rate is calculated on a sliding scale according to the amount by which the actual price exceeds the cut-off prices.

We cannot offer any assurance of the future levels of withholding export taxes.

In the domestic market, the Federal Energy Bureau has recently issued a series of measures expected to reduce the negative impact that the decrease in the international prices of reference and the cost of natural gas have on operating income. These measures include an increase in the sale price and the compensation from selling propane and butane bottles under the New Program and the export party price of the propane and butane sold in the domestic market.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2015, the Liquids Production and Commercialization business segment recorded an operating income of Ps. 863.5 million, compared to Ps. 816.9 million in 2014. The main factors that affected the results of operations for this segment during 2015 were the following:

•

The Liquids Production and Commercialization segment revenue decreased by Ps. 335.5 million in 2015, compared with the previous year. This decrease is mainly due to the reduction in sale prices for propane, butane and natural gasoline as a result of the decrease in the international reference prices since the second half of 2014, as well as lower fixed charges per metric ton obtained in export agreements during the year ended December 31, 2015 (a decrease of Ps. 979.5 million). This negative effect was partially offset by the increase: (i) in the foreign exchange rate of the Argentine peso compared to the U.S. dollar and the increase in the volumes sold by our own account (an increase of Ps. 389.5 million), (ii) the favorable weather conditions which increased the volume sold for our own account (an increase of Ps. 60.4 million, and (iii) the impact of the annual adjustment of the ethane price of Ps. 194.3 million, corresponding to the TOP clause included in the agreement with PBB.

Our average export sales prices in 2015 for LPG and natural gasoline were 53.2% and 55.6% lower than in 2014. International reference prices for propane, butane and natural gasoline decreased 56.5%, 50.1% and 42.2%, respectively, over the course of 2015, hitting their lowest levels in the last 12 years. The factors underlying this decrease are the weaker demand of emerging markets as wells as higher production levels and export capacity due to the development of shale gas fields in the United States of America. Low prices have continued thus far in 2016; for example, our average export sales prices for propane, butane and natural gasoline during the first quarter of 2016 decreased by 13.9%, 12.8% and 37.6% respectively, from the levels in the average selling price in 2015. If prices do not increase, the operating results for this segment in 2016 will be continue being adversely affected.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In addition, our obligation under the New Program to supply butane to the domestic market continues to have an adverse impact on this segment, resulting in a negative operating margin on domestic sales of LPG.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2015 decreased by Ps. 392.0 million, from Ps. 2,433.6 million to Ps. 2,041.7 million, as compared to the year ended December 31, 2014. This decrease was mainly due to reduction in the withholding export tax of Ps. 450.5 million as a consequence of the modifications introduced by the Government mentioned in Item 4 – B. Business description - Liquids Production and Commercialization.” This effect was partially offset by the increase in labor costs of Ps. 23.0 million and the variable production costs of liquids resulting from the rise in the price of natural gas that we are required to purchase in replacement of the energy content we extract from the gas stream (Replenishment Thermal Plant, or “RTP”) as part of the Liquids processing business of Ps. 26.1 million.

Given the increase in the export capacity of the United States, we obtained lower fixed chargesover Mont Belvieu prices per ton of volume sold. In the last quarter of 2015, as production became available for export, as it regularly happens after our winter season, we started negotiations with certain international traders to enter term contracts for our exports. In October 2015, we entered into a term agreement with Geogas Trading that will expire on April 30, 2016 for the sale of 25,353 short tons of propane and 11,023 short tons of butane per month. This agreement improves the charges obtained in spot sales and will provide some certainty for the trading of these products in the short term.

Regarding natural gasoline export agreements, in January 2016 we entered into a term agreement, for the term of one year, with Petróleo Brasileiro S.A. This agreement contemplates the delivery of 110,023 short tons at international prices minus a discount per sold ton.

The decline in international reference prices and the short-term issues mentioned above together contributed to the decrease in operating margins with which we operate. This situation has been mitigated by the effect of internal factors such as the implementation of different measures that allowed the optimization in the recovery of natural gas liquids in Cerri Complex and by the renegotiation of supply agreements of natural gas that guaranteed their supply at reasonable prices.

As described in “Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation,” in 2008, the Executive Branch created the gas charge through Decree No. 2,067/08. The gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas on December 1, 2011. This modification in the charge meant an increase of approximately 726.5% of the charge created by Decree No. 2,067/08 for the financing of natural gas imports. We are currently challenging the increased gas charge, before the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires. In July 2012, this court issued a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the gas processing charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Charge Resolutions, pending resolution of the dispute. In October 2015, we obtained a new six-month extension of this injunction that suspends the effect of Gas Charge Resolutions issued by ENARGAS. This injunction prevents the application of the gas charge, allowing us to continue our Liquids Business without the reduction in profitability that would result from the mentioned charge. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Tax Claims.”

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. If the injunction had not been obtained, the impact of the Gas Charge Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Charge Resolutions for the year ended December 31, 2015, assuming that we were able to recover the charge to the sales price of the product, would have resulted in an additional net expense of Ps. 177.3 million and an operating loss for the segment for the year ended December 31, 2015.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The cumulative impact on retained earnings from 2012 to 2015 had we not obtained the injunctions would have been a reduction of Ps. 549.5 million.

The factors mentioned above have contributed to decreasing the operating margins that we are able to achieve in this segment. This situation was mitigated by internal factors such as the implementation of measures to improve performance in the recovery of natural gas liquids at Cerri Complex and the execution of natural gas supply agreements that ensured its provision at reasonable prices, and external factors such as the favorable weather conditions. These internal and external mitigating factors resulted in lower restrictions to the reception of natural gas for Replenishment Termic Plant, or “RTP”.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants.

During 2015, the Other services business segment recorded an operating profit of Ps. 109.3 million, compared to Ps. 125.8 million in 2014. The main factors that affected the results of operations of this segment during 2015 are the following:

•

Net revenues increased by Ps. 3.9 million in the year ended December 31, 2015, when compared to 2014 primarily due to: (i) higher revenues from steam generation services for electricity generation (an increase of Ps. 6.6 million), (ii) higher revenues from management services rendered to the Gas Trust for the realization of the expansions in the pipeline system (an increase of Ps. 5.6 million) and (iii) higher compression of natural gas services by Ps. 1.1 million. These increases were partially offset by new operation and maintenance contracts (an increase of Ps. 13.7 million)

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2015 increased by Ps. 20.4 million, from Ps. 131.1 million to Ps. 151.5 million, as compared to the year ended December 31, 2014.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur.

During 2015, the Telecommunications business segment recorded an operating profit of Ps. 13.7 million, compared to Ps. 32.2 million in 2014. The main factors that affected the results of operations of this segment during 2015 are the following:

•

Net revenues decreased by Ps. 15.7 million in the year ended December 31, 2015 when compared to 2014. The negative variation was mainly due to lower telecommunication services amounting to a decrease of Ps. 18.2 million, principally as a consequence of the reduction in the services provided to Silica Networks in 2015. This effect was partially offset by the increase in the Argentina peso / U.S. dollar exchange rate (an increase of Ps. 2.4 million).

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2015 increased by Ps. 2.8 million, from Ps. 27.6 million to Ps. 30.5 million, as compared to the year ended December 31, 2014. The increase was principally attributable to higher labor cost of Ps. 5.4 million, partially offset by the decrease in turnover tax of Ps. 2.5 million.

Discussion of Results of Operations for the Two Years Ended December 31, 2014 and 2013

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2014 and 2013, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	Year ended December 31,		Year ended December 31, 2014 compared to year ended December 31, 2013
	2014	2013	Variation	Percentage change
Revenues from sales	4,304.0	2,865.0	1,439.0	(50.2%)
Operating costs	(2,325.3)	(1,365.7)	(959.6)	(70.3%)
Depreciation	(240.2)	(229.6)	(10.7)	(4.6%)
Costs of sales	(2,565.5)	(1,595.3)	(970.2)	(60.8%)
Gross profit	1,738.4	1,269.7	468.8	36.9%
Administrative and selling expenses	(810.8)	(575.1)	(235.8)	(41.0%)
Other operating income	4.9	12.1	(7.1)	(59.5%)
Operating profit	932.5	706.6	225.9	32.0%
Net financial results	(765.7)	(532.7)	(232.9)	(43.7%)
Share of profit / (loss) from associates	2.9	(0.5)	3.4	680.0%
Income tax expense	(64.8)	(65.9)	1.1	1.7%
Total comprehensive income	105.0	107.5	(2.5)	(2.3%)

Year 2014 Compared to Year 2013

Total comprehensive income

For the year ended December 31, 2014, we reported a total comprehensive income of Ps. 105.0 million, in comparison to the Ps. 107.5 million reported in 2013.

The slight decline of Ps. 2.5 million in net comprehensive income resulted from the operating loss of Ps. 42.4 million in our Natural Gas Transportation business segment, the first annual period in our history for which this segment recorded an operating deficit.  In addition, our net financial expense increased by Ps. 233.0 million, due to impact of the further depreciation of the peso on our U.S. dollar net liability position.  We recorded a foreign exchange loss, net of Ps. 90.6 million and a higher interest expense of Ps. 76.8 million to service our outstanding debt, substantially all of which is denominated in U.S. dollars and a higher negative result of the derivative financial instruments of Ps. 141.5 million. These effects were offset somewhat by a Ps. 77.9 million increase in interest income and Ps. 15.6 million increase in the fair value on financial instruments.  The impact of the deterioration in our net financial results was largely offset by an improved operating performance of Ps. 225.9 million in the Liquids Production and Commercialization business due to higher revenues on sales denominated in U.S. dollars or at prices linked to U.S. dollar reference prices.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended December 31, 2014 and 2013 represented 59.6% and 55.7%, respectively, of net revenues reported in these years.

Administrative and selling expenses for the years ended December 31, 2014 and 2013 represented 18.8% and 20.1%, respectively, of net revenues reported in both of these years.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2014 and 2013.”

Share of profit / (loss) from associates

In the year ended December 31, 2014, we recorded a share profit from associates of Ps. 2.9 million, compared to the loss of Ps. 0.5 million recorded in the year ended December 31, 2013.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Net Financial Results

Net financial results for the years ended December 31, 2014 and 2013 are as follows:

Net financial expense increased by Ps. 233.0 million at the close of the year ended December 31, 2014 compared to 2013. This increase was mainly related to: (i) the higher negative results from the derivative financial instruments of Ps. 141.5 million (reflecting the difference between the lower real exchange rate and the exchange rate set in the currency forward agreements), (ii) the increase in the foreign exchange loss of Ps. 90.9 million due to higher devaluation of the peso against the U.S. dollar in 2014 as compared to 2013, and (iii) higher negative interest of Ps. 79.7 million. These negative effects were partially offset by the improvement of our financial investments performance in peso terms during the year ended December 31, 2014.

To partially offset the negative impact of the Argentine peso exchange rate variation against the U.S. dollar on our net monetary liability position, in the year 2014 we continued the mitigation actions we started in 2013, including currency forward agreements and investments in financial instruments which reflect the variation in the exchange rate.

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

•

The negative variation in Other operating (expense)/ income was mainly due to the reversal of allowances for doubtful accounts amounting Ps. 18.3 million attributable to the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

collection of the notes issued by MetroGAS in 2013.

Liquids Production and Commercialization Segment.

The Liquids production and commercialization segment represented 75.4% and 72.1% of our total net revenues during the years ended December 31, 2014 and 2013, respectively.

All ethane produced by our Liquids segment in the year ended December 31, 2014 was sold locally under a long-term contract with PBB. During the summer of 2014, for commercial reasons, PBB decided to purchase a smaller volume of ethane from us, giving priority to the product provided by MEGA. Our ethane sales for the years 2014 and 2013 represented 29.7% and 27.6% of our Liquids Production and Commercialization net revenues. For this reason, any decrease in the volumes of ethane sold to PBB may have a negative impact on our net revenues.

In 2014, we sold 59.3% of our production of LPG in the local market to LPG marketers (61.7% in 2013), with the remainder exported to Petredec. In addition, all natural gasoline produced during 2014 was exported to Petroleo Brasileiro, a related party. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

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

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for liquids on the international markets. See “Item 8.  — Financial Information— A. Consolidated Statements and Other Financial Information—Exports.” For several years now, a variable export tax regime has been in force for natural gasoline, propane and butane, respectively, with a minimum effective tax rate of 31.03% when international prices are lower than US$1,028, US$663 and US$678 per metric ton (or US$932, US$601 and US$615 per short ton), respectively. If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. As a result of this export tax regime, we are unable to obtain post-tax prices of more than US$709, US$457 and US$468 per metric ton (or US$643, US$415 and US$424 per short ton) of natural gasoline, propane and butane, respectively. The average effective tax rate for 2014 was 32.8%, 31.5% and 33.7% for propane, butane and natural gasoline, respectively.

During 2014, the Liquids Production and Commercialization business segment recorded an operating income of Ps. 816.9 million, compared to Ps. 646.9 million in 2013. The main factors that affected the results of operations for this segment during 2014 were the following:

•

The Liquids Production and Commercialization segment revenue increased by Ps. 1,178.0 million in 2014, compared with the previous year. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar (an

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

increase of Ps. 837.1 million), (ii) the favorable weather conditions which increased the volume sold for our own account (an increase of Ps. 360.2 million), (iii) higher logistic services rendered in the facilities located in Puerto Galván (an increase of Ps. 53.5 million) and (iv) the impact of the annual adjustment of the ethane price of Ps. 51.5 million. These effects were offset to some extent by the reduction in sale prices for propane, butane and natural gasoline as a result of the decrease in the international reference prices in the second half of 2014, as well as lower fixed charges per metric ton obtained in export agreements during the year ended December 31, 2014 (a decrease of Ps. 253.3 million).

Our average export sales prices in 2014 for LPG and natural gasoline were 9.1% and 8.8% lower than in 2013. International reference prices for propane, butane and natural gasoline decreased 63.5%, 51.8% and 46.4%, respectively, over the course of 2014, principally in the second half of the year, hitting their lowest levels in the last six years. The factors underlying these decreases are the same ones that affect the benchmark prices for oil and natural gas. Low prices have continued thus far in 2015; for example, our average export sales prices for propane, butane and natural gasoline during the first quarter of 2015 decreased by 59.1%, 50.6% and 44.1% respectively, from the levels in the first quarter of 2014. If prices do not increase, the operating results for this segment in 2015 will be continue to be adversely affected.

In addition, our obligation under the Stabilization Agreement to supply butane to the domestic market continued to have an adverse impact on this segment, resulting in a negative operating margin on domestic sales of LPG.

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2014 increased by Ps. 1,017.3 million, from Ps. 1,416.3 million to Ps. 2,433.6 million, as compared to the year ended December 31, 2013. This increase was mainly due to: (i) a Ps. 767.2 million increase in variable production costs of liquids resulting from the rise in the price of natural gas that we are required to purchase in replacement of the energy content we extract from the gas stream or RTP as part of the Liquids processing business, (ii) a Ps. 165.9 million increase in export and turnover tax from sales, and (iii) a Ps. 17.9 million increase in labor costs.

In light of the uncertainty in the international market, our sales of LPG and natural gasoline to Petróleo Brasileiro are currently made on a spot basis but on pricing terms, as prevailed under the agreement with Petróleo Brasileiro that expired in September 2014. We and Petróleo Brasileiro are considering  whether to enter into a new mid-term agreement.

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

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. If the injunction had not been obtained, the impact of the Gas Charge Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Charge Resolutions for the year ended December 31, 2014, assuming that we were able to recover the

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

charge to the sales price of the product, would have resulted in an additional net expense of Ps. 182.9 million and an operating loss for the segment for the year ended December 31, 2014.

The cumulative impact on retained earnings from 2012 to 2014  had we not obtained the injunctions would have been a reduction of Ps. 372.4 million.

Other Services

During 2014, the Other services business segment recorded an operating profit of Ps. 125.8 million, compared to Ps. 19.6 million in 2013. The main factors that affected the results of operations of this segment during 2014 are the following:

•

Net revenues increased by Ps. 147.6 million in the year ended December 31, 2014, when compared to 2013 primarily due to: (i) the positive impact of the depreciation of the peso (an increase of Ps. 31.1 million), (ii) new operation and maintenance contracts (an increase of Ps. 74.0 million), (iii) higher revenues from management services rendered to the Gas Trust for the realization of the expansions in the pipeline system (an increase of Ps. 21.0 million), and (iv) higher revenues from steam generation services for electricity generation (an increase of Ps. 9.2 million).

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2014 increased by Ps. 41.9 million, from Ps. 89.2 million to Ps. 131.1 million, as compared to the year ended December 31, 2013. The increase was principally attributable to higher labor costs of Ps. 22.1 million and the increase in turnover tax of Ps. 9.6 million

Telecommunications

During 2014, the Telecommunications business segment recorded an operating profit of Ps. 32.2 million, compared to Ps. 10.6 million in 2013. The main factors that affected the results of operations of this segment during 2014 are the following:

•

Net revenues increased by Ps. 30.4 million in the year ended December 31, 2014, when compared to 2013, primarily due to the depreciation of the peso (an increase of Ps. 13.5 million) and new agreements signed to provide telecommunication capacity (an increase of Ps. 12.5 million).

•

Costs of sales, administrative and selling expenses for the year ended December 31, 2014 increased by Ps. 8.9 million, from Ps. 18.8 million to Ps. 27.6 million, as compared to the year ended December 31, 2013. The increase was principally attributable to higher labor costs of Ps. 4.2 million and the increase in turnover tax of Ps. 3.7 million.

B. Liquidity and Capital Resources

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our cash flows from operations have been affected in recent years due to the lack of adjustment to our natural gas transportation tariffs to cover increases in our operating costs. Along these lines, and as a guiding principle, financial solvency is our main objective.

To preserve cash surpluses, we invest in low risk and highly liquid financial assets offered by high quality financial institutions that are located in Argentina and the United States of America. Our policy is designed to diversify credit risk. We also prioritize investing our cash surpluses in U.S. dollar denominated financial assets as our debt is almost 100% U.S. dollar denominated.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Within the framework of the 2008 Transitional Agreement, in the fiscal years 2015 and 2014, we received two tariff increases. These increases were not enough to offset the significant increases in costs recorded over the last years, in spite of our continuous efforts to reduce them. Although this situation has resulted in an annual operating loss in the last two years, the tariff increases were important to achieve the aim of partially improving the economic situation of this business segment until we arrive at an understanding with the Government with respect to the Integral Renegotiation Agreement.

Both tariff increases were authorized by Resolutions No. I-2852/14 and No. I-3347/15 issued by ENARGAS and include the following increases, respectively:

•

A stepped increase of 8% as from April 1, 2014, 14% accumulated since June 1, 2014 and 20% accumulated since August 1, 2014.

•

As from May 1, 2015, a transitional increase of 44.3% in the price of the natural gas transportation service and 73.2% in the CAU.

In March 2016, the ENARGAS granted us a transitional increase of 200.1% in natural gas transportation tariffs and the CAU, effective April 1, 2016. The purpose of the increase is to cover costs and investments associated with the regular provision of the public service of natural gas transportation until the Integral Renegotiation Agreements is finalized.

Pursuant to Resolution No. 3724, we must also execute the Investment Plan, which will amount to Ps. 794.3 million. The Investment Plan must be concluded by March 2017. We expect to fund the capital expenditures under the Investment Plan with funds generated by our operations.

Starting in the fourth quarter of 2014, the Liquids Production and Commercialization business segment, as it is mentioned in “Item 5—A. Operating results —Liquids Production and Commercialization.”, began to be affected by the sharp decline in the reference international prices of the Liquids which kept at very low levels during 2015 and the first quarter of 2016. In 2015, we also continued participating in the Stabilization Agreement Program, through which butane is commercialized at subsidized sales prices, despite significantly higher production costs, thus generating a loss of approximately of Ps. 100 million in 2015. For further information see “Item 4—A. Our Information—Liquids Production and Commercialization.”

The aspects described above have changed our operating cash flow, especially the operating cash flow corresponding to the Liquids business segment that in prior years had mitigated the natural gas transportation segment difficulties and the profitability decrease as a consequence of the sustained cost increase not reflected in the tariff increase. Nonetheless, during 2015, our operating cash generation has been sufficient to meet our operating costs and capital expenditures.

In previous years, increased prices and volumes in our Liquids production and commercialization segment have compensated for the decrease in the operating income of our Natural Gas Transportation business segment, which has been negatively affected by the continuous increase in its operational cost and the lack of tariff adjustment since 1999.

On December 17, 2015, the new administration of the Executive Branch issued certain measures that involved the opening of foreign exchange controls in force over the last four years. As a result, the official exchange rate published by Banco de la Nación Argentina increased from Ps. 9.83 per U.S. dollar on December 16, 2015 to Ps. 13.95 per U.S. dollar on December 18, 2015. The new regulation modifies the existing regimes related to, among others, (i) the purchase of external assets by Argentine residents for investment purposes; (ii) arbitration and foreign currency swap; (iii) financial indebtedness (i.e., repatriation obligation, mandatory deposit, minimum waiting period; prepayment); and (iv) imports of goods and services. For additional information see “Item 10 – Additional information – D. Exchange controls.”

A potential new devaluation of the peso, additional capital expenditures required by the Government or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity and our ability to service our debt.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The decline in international reference prices could be regarded as circumstantial, but has structural effects that could adversely affect the operating margins of our Liquids Production and Commercialization business segment, which up to this year had allowed us to balance our cash flows, offsetting the negative effect of the lack of natural gas transportation tariffs adjustment. We cannot predict the level and the time when the decline in oil prices will stop. Thus, these negative factors further emphasize the need to continue to strengthen all our efforts aimed at obtaining the expected adjustment of our tariffs in the natural gas transportation segment.

Our primary sources and uses of cash during the years ended December 31, 2015, 2014 and 2013 are shown in the table below:

	Years ended December 31,
	2015	2014	2013
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	789.4	893.8	693.0
Cash flows provided by operating activities	489.3	1,019.0	871.0
Cash flows used in investing activities	(250.5)	(194.4)	(484.6)
Cash flows used in financing activities	(294.6)	(982.4)	(238.1)
Net (decrease) / increase in cash and cash equivalents	(55.8)	(157.9)	148.2
Foreign exchange gains on cash and cash equivalents	138.9	53.5	52.5
Cash and cash equivalents at the end of the year	872.5	789.4	893.8

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities were Ps. 489.3 million and Ps. 1,019.0 million in 2015 and 2014, respectively. The decrease of Ps. 529.7 million in 2015 against 2014 was mainly due to an increase in the payments for accounts payable for the acquisition of goods and services and the decrease in the collection of trade receivables, which were collected in January 2016.

Cash flows from operating activities for the year ended December 31, 2014 increased by Ps. 148.0 million compared to 2013, principally due to the increase in the operating income of Ps. 226.0 million, partially offset by higher financial interest paid of Ps. 36.6 million and payments made with respect to the financial derivate instruments of Ps. 59.7 million. The increase in the operating income is mainly attributable to higher cash flow generated by the Liquids productions and commercialization segment.

Cash Flows Used in Investing Activities

Cash flows used for investing activities increased by Ps. 56.1 million in 2015 compared with 2014. This increase is mainly due to higher capital expenditures of Ps. 51.4 million due to higher costs incurred for carrying out repair and maintenance of pipeline system operated by us.

Cash flows used for investing activities decreased by Ps. 290.2 million in 2014 compared with 2013. This decrease is mainly due to the increase in cash flows generated by the sale of financial assets, other than cash equivalents, of Ps. 405.4 million used to meet our financial obligations. This effect was offset by higher capital expenditures of Ps. 115.2 million due to higher costs incurred for carrying out repair and maintenance of the pipeline system operated by us and the works performed to build a new storage tank (see “Item 4. Our Information – A. Our History and Development – Capital Expenditures.”)

Cash Flows used in Financing Activities

Cash flows used in financing activities decreased by Ps. 687.8 million in 2015 compared with 2014 mainly due to the payment of U.S. dollar 94.7 million in principal of our financial debt in May 2014. Meanwhile, in May 2015 we paid U.S. dollar 30.4 million in principal of our financial debt according to contractual terms.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Cash flows used in financing activities increased by Ps. 744.3 million in 2014 compared with 2013 mainly due to the payment of U.S. dollar 94.7 million of principal of our financial debt in May 2014.

In addition, during our Board of Directors meeting of November 26, 2014, the Board of Directors approved the distribution of Ps. 260.5 million as a cash dividend (of which Ps. 36.8 million net of taxes were paid in January 2016). In 2015, we did not paid any cash dividend.

Description of Indebtedness

In December 2004, we restructured for the first time substantially all of our debt obligations by means of an exchange offer for new notes (the “Restructured Notes”), which was accepted by creditors holding 99.76% of the principal amount of the debt that we sought to restructure. Taking into account the governing law of the unrestructured amount, in July 2012 our Board of Directors has deemed claims of creditors barred pursuant to the statute of limitations.

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

Between August 2008 and August 2010, we cancelled the 2007 Notes with a nominal value of US$ 125,976,000, which were purchased by us on market, at prices lower than their nominal value. These purchases and cancellations helped us to reduce our finance costs.

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes (the “Exchange Offer”). The Exchange Offer settled on February 11, 2014. We accepted 67% of the 2007 Notes, US$ 250,741,000 aggregate principal amount and issued US$ 255,451,506 of new notes (the “2014 Notes”) pursuant to our Medium Term Note Program approved by the CNV on January 3, 2014 (the “2014 Program”). The 2014 Notes bear interest at a fixed rate of 9.625% per annum, and the principal will be amortized in four equal payments, the first one amortized in May 2014 while the remaining payments will mature on May 14, 2018, 2019 and 2020.

As of the date of this Annual Report, our total indebtedness under the 2007 Notes amounted to US$61,641,500 and thus, the amortization payments amount to US$ 30,820,750 payable in each of 2016 and 2017. Our total indebtedness under the 2014 Notes amounted to US$ 191,588,630 and thus, the amortization payments amount to US$ 63,862,876 payable in each of 2018, 2019 and 2020. See “Item 10. Additional Information – C. Material Contracts –Debt Obligations.” The first amortization payment was in May 2014.

We are subject to several restrictive covenants under both our 2014 Notes and our 2017 Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. In addition to the required principal amortization payment obligations, we are also subject to other restrictive covenants that affect our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations” for a detailed discussion of the terms of our financial debt, including the interest rates and material covenants applicable to such indebtedness.

Beginning in 2013, we implemented actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

from our financial indebtedness. In addition, we will invest in financial instruments which reflect the variation of the exchange rate. In light of the current financial crisis and the macroeconomic environment, our ability to finance our financial debt payments could be limited.

During the years 2015 and 2014 a financial income / (expense) of Ps. 128.5 million and (Ps. 103.5 million) was recognized as a result of currency forward agreements.

On August 24, 2012, we signed a Ps. 20.0 million loan with Santander Río Bank (the “Santander Loan”), which bears interest at fixed rate of 15.01% per annum, payable monthly. The Santander Loan amortized principal in nine quarterly and equal installments of Ps. 2.2 million, beginning on August 26, 2013 and matured in August 2015.

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

Future Capital Requirements

Details of our currently projected capital expenditures for the 2016-2018 periods, in millions of U.S. dollars, are set forth in the following table:

	2016	2017	2018	Total
Gas transportation
Reliability and others	34.4	38.5	45.9	118.8
Expansions	-	-	-	-
Operational efficiencies	-	-	-	-
Total	34.4	38.5	45.9	118.8
Liquids production and commercialization
Reliability and others	12.6	11.8	9.3	33.7
Expansions	-	-	-	-
Operational efficiencies	-	-	-	-
Total	12.6	11.8	9.3	33.7
Other services(1)	3.6	2.2	1.7	7.5
Total Capital Expenditures	50.6	52.5	56.9	160.0

(1) The corresponding works of 2016 will be financed by our clients through prepayment of the service to be provided.

The table above includes the capital works necessary to comply with the mandatory Investment Plan to be executed in the period April 2016 – March 2017.

We currently expect that our capital investment requirements will be financed primarily by cash from operations.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because most of our debt obligations are denominated in U.S. dollars and more than Ps. 1,687.9 million of our annual revenues are peso-denominated. Contributing to this exposure are the measures taken by the Government since the repeal of the Convertibility Law and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization segment, 83.8% of which are denominated in U.S. dollars. See “Item 3—Key Information Exchange Rates Information.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States of America. Our policy is to limit exposure with any one institution. Our temporary

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

investments primarily consist in money market mutual funds and fixed-term deposits. In addition, in order to reduce our exposure to currency exchange rates, during 2013 our Board of Directors approved a change in our investment policy allowing us to invest in funds and other instruments to compensate for the negative impact of the variation of the peso against the U.S. dollar on our net liability position, which is primarily in U.S. dollars. To that end, we have entered into forward purchase transactions. For further information see “—Derivative Financial Instruments” below.

Our financial debt obligations denominated in foreign currency as of December 31, 2015, amounted to US$ 254.7 million (Ps. 3,321.0 million). As of December 31, 2015, we also had the equivalent of US$ 21.1 million (Ps. 275.7 million) of trade and other payables denominated in U.S. dollars. Finally, US$ 89.1 million (Ps. 1,152.6 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$ 186.8 million as of December 31, 2015.

We estimate, based on the net liability financial position of our balance sheet as of December 31, 2015 that, other factors being constant, a 10% appreciation of the U.S. dollar against the Argentine Peso for the year ended December 31, 2015, would have decreased our income before tax for the year in approximately Ps. 244.4 million. A 10% depreciation of the U.S. dollar against the Argentine Peso would have an equal and opposite effect on the income statement. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

To mitigate foreign exchange risk, during 2015 and 2014 we entered into forward purchase transactions of U.S. dollars to cover the risk exposure associated with exchange rates derived from our U.S. dollar denominated financial position.

As of December 31, 2015, the net position is buying U.S. dollars amounting to US$ 52.5 million, at a weighted average exchange rate of Ps. 11.37 per $1, for settlement on May 2016. The fair value of outstanding derivative financial instruments as of December 31, 2015 amounted to a net asset position of Ps. 128.1 million. Such contracts are guaranteed by Ps. 29.9 million, which are disclosed under “Other Receivables.” During 2015, we recognized a gain of Ps. 128.5 million because of our currency forward purchase transactions.

We do not enter into derivative financial instrument agreements for speculative purposes.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our all of debt obligations are fixed.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “A. Operating Results—Discussion of Results of Operations for the Two Years ended December 31, 2015 and 2014” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2015:

	Payment due by period (in millions of pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	4,222.4	703.7	2,645.9	872.8	-
Purchase Obligations (3)	632.8	632.8	-	-	-
Other Long-Term Liabilities(4)	390.9	164.0	226.9	-	-
Total	5,246.1	1,500.5	2,872.8	872.8	-

(1)

Refers to amortization and interest payments on the 2007 and 2014 Notes as described in “Item 5. Operating and Financial Review of Prospects – Description of indebtedness.” and “Item 10 – Additional Information. C.Material Contracts”, respectively.

(2)

The total amount of interest payments includes Ps. 866.9 million of estimated interest payments not accrued according to the 2007 and 2014 Notes as of December 31, 2015.

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

Approximately 99.6% of the debt obligation amounts set forth in the table above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1.00 = Ps. 13.04 as of December 31, 2015. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Item 6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of a minimum of nine directors and nine alternate directors and a maximum of 11 directors and 11 alternate directors. In the absence of one or more directors, alternate directors will attend meetings of the Board of Directors. Directors and alternate directors are elected at an ordinary meeting of shareholders and serve one- to three-year renewable terms, as decided by the shareholders.

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

The current Board of Directors consists on nine directors and nine alternate directors, all of whom were elected by our shareholders at the General Annual Shareholders’ Meeting held on April 20, 2016, for a one-year term.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

As we mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the AFJPs transferred their share participation of our outstanding capital stock (which as of the date of issuance of this Annual Report represents 23.1% of our common stock) to the FGS managed by the ANSES. At our General Annual Shareholders’ Meeting held on April 20, 2016, the ANSES appointed Mauricio Edgardo Szmulewiez and Sergio Benito Patrón Costas as independent directors and Ignacio Gustavo Alvarez Pizzo and Lourdes Armada as independent alternate directors  who presented their resignation during 2014. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the MEF and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the MEF of the agenda for each board of directors meeting and provide related documentation.

On February 2015, the Executive Branch enacted Decree No. 196/2015, which complements the provisions of Decree 1278/2012, mainly extending indemnity and legal assistance coverage to directors and statutory committee members appointed by the Government in companies in which it has stock participation.

The General Companies Law governs the way directors are appointed. Directors are appointed by the General Annual Shareholders’ Meeting or by the Statutory Committee as the case may be, when authorized by the “By-Laws”. It is not mandatory to be a shareholder of the company to be eligible as director. Section 263 of the General Corporations Act mandates that up to one third of the members of the board can be appointed by the “cumulative vote system.” The vote of each shareholder who chooses to use the “cumulative vote system” shall be multiplied by the number of members to be appointed; the result may be partially or fully allocated to any of the candidates. All of the shareholders are entitled to choose the “cumulative vote system” in other words, not only ANSES has the right to appoint members to the Board of Directors through that system.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

Name	Year of Appointment	Term Expires	Position	Position in Other Company
Ricardo Isidro Monge	2010	(*)	Chairman	Adviser to the Executive Director at Petrobras Argentina
Gustavo Mariani	2011	2017	Director	Vice Chairman and Chief Business Development Manager at Pampa
Héctor Daniel Casal	2009	(*)	Director	Legal Vice President at Petrobras Argentina
Sonia Fabiana Salvatierra	2009	2017	Director	Member of the law firm Salvatierra & Asociados Abogados
Javier Bernardo Sato	2014	(*)	Director	Marketing Manager at Downstream division in Petrobras Argentina
Diego Alberto Güerri	2006	2017	Independent Director	Member of the law firm Güerri & Asociados
Carlos Alberto Olivieri	2010	2017	Independent Director	Independent Consultant
Mauricio Edgardo Szmulewiez	2016	2017	Independent Director	Legal and accounting advisor
Sergio Benito Patrón Costas	2016	2017	Independent Director	Head in Labor Relations at Macro Bank
Jorge Raúl Subijana	2010	(*)	Alternate Director	Finance Manager
Mariano Batistella	2014	2017	Alternate Director	Investor Relations Officer, Special Projects and Planning Manager of Pampa
Allan Blumenthal	2011	(*)	Alternate Director	Natural Gas Business at Petrobras Argentina
Favio Marcelo Pezzullo	2015	(*)	Alternate Director	Marketing Manager of Natural Gas at Petrobras Argentina
Mariano Osvaldo Ferrero	2011	2017	Alternate Director	Legal Consultant
Alejandro Candioti	2011	2017	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2017	Independent Alternate Director	Chairman of GPR Economía S.A.
Ignacio Gustavo Álvarez Pizzo	2016	2017	Independent Alternate Director	Lawyer at the Operations department in the FGS
Lourdes Armada	2016	2017	Independent Alternate Director	Risk analist at FGS

(*) According to section 257 of the General Company Law, they will remain in their positions until they were replaced.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

Gustavo Mariani has a Master in Finance from the CEMA University, a degree in Economics from the University of Belgrano, and is a Chartered Financial Analyst (CFA) since 1998. He is a partner and managing director of Grupo Dolphin S.A. In 2005, he became Director in Pampa where he currently serves as Chairman. He also serves as Director on the Boards of Edenor S.A., Transba S.A., CIESA, Central Térmica Güemes S.A., Central Térmica Loma La Lata S.A., and Central Térmica Piedra Buena S.A. and he is Chairman of Hidroeléctrica Los Nihuiles S.A. and Hidroeléctrica Diamante S.A. Prior to 2005 Mr. Mariani served as Chief Financial Officer (“CFO”) of Grupo IRSA/Cresud/Alto Palermo. He was born on September 9, 1970.

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

Sonia Fabiana Salvatierra received a degree in Law from the Universidad de Buenos Aires. Between 1987 and 1996 she worked for the Caja de Valores S.A. Between 1996 and 2008 she acted as associate for Marval O’Farrell & Mairal. Currently, she is partner in the Salvatierra & Asociados law firm. She is also a member of the board of directors of CIESA. She was born on March 20, 1966.

Javier Bernardo Sato received a Chemical Engineering degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina in several positions. From October 2013 until now, he has acted as the Marketing Manager at the Downstream division of the company. In April 2008, he joined TGS and worked as Planning and Business Development Vice President until June 2010, when he was appointed as Business Vice President until October 2013. Between October 2005 and March 2008, he acted as CEO of Conecta (a gas distribution company in Uruguay). Until March 2005, he served as Planning and Business Development Manager of the refining, petrochemical and fertilizing business unit of Petrobras Argentina and between April 2004 and September 2005; he worked for Petrobras in Brazil.  He also acts as a member of the board of directors of Telcosur, Compañía Mega, CIESA and TGS. He was born on June 28, 1956.

Diego Alberto Güerri received a Law degree from the Universidad de Buenos Aires. He also obtained a Master’s Degree in Business Administration from IAE Business School, Universidad Austral. Between October 2002 and 2005, he acted as liquidator of Quilseg S.A., Quilburs S.A., Capi S.A., Cirqui S.A., Dispel S.A. and Faique S.A. He was partner of the Zarantonello & Güerri law firm between 1999 and 2007. Since 2007, he has been a partner of the law firm Güerri. He was born on January 8, 1969.

Carlos Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA) and Stanford. At present, Mr. Olivieri is professor of Finance of Di Tella University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF S.A. as CFO for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires and Michigan Universities. Currently, Mr. Olivieri is also member of the board of directors of Provida AFP (Chile) and International Advice. He was born on May 14, 1950.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Mauricio Edgardo Szmulewiez received a Law and Accounting degrees, both from the Universidad de Buenos Aires. Between April 1982 and October 1989, he worked for Lisdero Law Firm as tax and foreign investments manager. Since 1989, he is the owner of Dr. Mauricio Edgardo Szmulewiez law and accounting firm. He was born on January 19, 1960.

Sergio Benito Patrón Costas received a law degree from the Universidad de Buenos Aires. From 1994 to 2002, he occupied several positions in the Federal Criminal and Correctional Court of Autonomous City of Buenos Aires. Between 2002 and 2006, he acted as lawyer in Urtubey & Asociados Law firm and Group M Collection. At present, he is Head of Labor Relations in Macro Bank. He was born on December 31, 1975.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Javier Gremes Cordero	2012	CEO
Gonzalo Castro Olivera	2007	CFO
Benjamín Guzmán	2010	Operations Vice President
Rubén De Muria	2016	Institutional and Regulatory Affairs Executive Manager
Nicolás M. Mordeglia	2010	Legal Affairs Vice President
Carlos H. Sidero	2013	Human Resources Vice President
Alejandro Basso	1998	Management Control and Corporate Governance Vice President
Oscar Sardi	2005	Services Vice President
Néstor Hugo Martín	2013	Business Vice President

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

Rubén De Muria received a Public Accountant degree from the Universidad de Buenos Aires. He obtained a Master in Regulations of Gas and Electricity Industries from CEARE. He worked for Chase Manhattan Bank Argentina and Perez Companc SA between 1985 and December 1992. In December 1992, he joined us as member of the Regulatory Matters and Rates Department. In August 2006 he was promoted to Regulatory Matters and Rates Manager. Finally, in December 2015 he was appointed as Institutional and Regulatory Affairs Executive Manager. He was born on January 31, 1964.

Nicolás M. Mordeglia received a Law degree from the Universidad de Buenos Aires in 1988 and a Master’s degree in Business Law and an Executive Business Program from Universidad Austral in 1994. During 2002 he attended an Executive Management Business Program at IAE. He worked for the Legal Affairs Department of SADE Ingeniería y Construcciones S.A. (f/k/a Sade S.A.C.C.I.F.I.M.) from 1990 to 1992, and for the Legal Affairs Department of Compañia Naviera Perez Companc S.A.C.F.I.M.F.A. from 1993 to 1995. He worked for the Legal Affairs Department of Cerro Vanguardia S.A. (f/k/a Minera Mincorp S.A.) from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina S.A. (f/k/a Pecom Energia S.A.) and has been appointed to several boards of directors and Statutory Committees in corporations in Argentina and abroad where Petrobras Argentina has interests including TGS and CIESA. Since August 2010, he has served as our Legal Affairs Vice President. He was born on August 17, 1965.

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

Oscar Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and from that year he has held different positions in our operations area. In April 2005, he was designated Service Vice President of TGS. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

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

Indemnification of Officers and Directors. Under the Shareholders’ Agreement, the shareholders of CIESA require us to: (i) limit the liability of each of our officers, syndics and directors for all consequences of their acts or omissions, excluding acts or omissions where there is evidence of fraud or gross negligence and (ii) enter into agreements obligating us to defend, indemnify and hold harmless each of our officers, syndics and directors from and against all liabilities, losses, and other expenses incurred by each such officer, syndic or director in connection with a pending, threatened or completed civil, criminal, administrative or other proceeding, or any investigation that could lead to such a proceeding, by reason of the fact that such officer, syndic or director is or was one of our officers, syndics or directors, including claims alleged to be due to the negligence of such person, but excluding acts or omissions that involve fraud or gross negligence towards us.

B.

Compensation

The remuneration paid by us during the year 2015 in favor of our members of the Board of Directors and executive officers amounted to Ps. 4.2 million and Ps. 21.9 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

Executive officers are subject to a goal-directed management system with a variable remuneration program. Consensual objectives are in line with our global objectives, as the variable remuneration program links a portion of its compensation to the performance thereof and our performance. Total compensation of executive officers consists of a fixed portion (normal and usual remuneration) and a variable portion. The variable portion depends on the level of achievement of the “Outcome” objectives, which consist of economic and financial targets, and “Performance Results,” including business objectives that do not have an associated economic result. We measure achievement of these objectives annually, based on performance during the fiscal period.

C.

Board Practices

For information on the term of office of our directors and executive officers, see “A. Directors and Senior Management” above. The information in that section is incorporated herein by reference.

None of the members of our Board of Directors are party to any service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

Audit Committee

According to the Capital Market Law, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” The Audit Committee operates under its Rules of Procedure, which was approved in its meeting held in 2013 in accordance with the requirements of the Capital Market Law. The Rules of Procedure require that the majority of the members that form the Audit Committee must be independent according to the CNV’s standards. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the General Annual Shareholders´ Meeting held on April 20, 2016, Diego Alberto Güerri, Carlos Alberto Olivieri and Mauricio Mauricio Edgardo Szmulewiez were designated as independent members of the Board of Directors and Alejandro Candioti, Diego Petrecolla and Sergio Benito Patrón Costas were appointed as their alternates.

The Board of Directors meeting held on April 20, 2016 appointed the current members of the Audit Committee, who as of the date of this filing are Diego Alberto Güerri, Carlos Alberto Olivieri and Mauricio Edgardo Szmulewiez. All of the current members of our Audit Committee are independent under CNV and SEC regulations.

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

•

prepare an annual working plan for the fiscal year and notify the Board of Directors and the Statutory Committee within 60 days from the beginning of the period;

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

The aggregate remuneration paid by us during the year 2015 to the members of the Audit Committee was approximately Ps. 1.4 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Statutory Committee

The Statutory Committee is our monitoring body as stipulated in Section No. 284 of the General Corporations Law. Our By-laws provide for a Statutory Committee consisting of three syndics and three alternate members (“alternate syndics”). In accordance with our By-laws, two syndics and the corresponding alternate syndics are elected by a majority vote of the holders of our Class A Shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Committee is elected at the General Annual Shareholders’ Meeting and serves for a one-year renewable term. Members of the Statutory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TR No. 15. Our directors, officers and employees may not be members of the Statutory Committee, all members must be independent. Our By-laws require the Statutory Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Committee consist of monitoring our management’s compliance with the General Corporations Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors and shareholders’ meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and General Annual Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid by us during 2015 to the members of the Statutory Committee was approximately Ps. 1.1 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets out the current membership of our Statutory Committee, each of whom was appointed at the General Annual Shareholders’ Meeting held on April 20, 2016, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Claudio Norberto Vázquez	2014	(*)	Syndic
José María Zuliani	2015	2017	Syndic
Hugo Alejandro Carcavallo	2016	2017	Syndic
Silvina Yazbeck Jozami	2015	(*)	Alternate Syndic
Diego Martín Salaverri	2014	2017	Alternate Syndic
Alejandro Mario Roisentul Wuillams	2014	2017	Alternate Syndic

(*) According to section 287 of the General Company Law, they will remain in their positions until they were replaced.

The present principal occupations and employment history of our syndics are set forth below:

Claudio Norberto Vázquez received a Law degree from the Universidad de Buenos Aires in 1989, and a Master’s degree in Administrative Law, a post-graduate degree in Oil and Gas and a post-graduate degree in Company Senior Management from the Universidad Austral, in 1995, 1997 and 2011 respectively. He joined Petrobras Argentina in 2006 as Legal Manager E&P – G&E. He also acts as Director of Canadian Hunter S.A., Director of Petrobras Energía Ecuador Ltd., General Manager of Ecuador TLC S.A., and syndic of Compañía Mega S.A. and Transportadora de Gas del Sur S.A. He was born on January 20, 1965.

José María Zuliani received a Law degree and a Master’s Degree in International Private Law from the Universidad Nacional de Rosario. In January 1996, he joined Refinería San Lorenzo, a subsidiary of Perez Companc, where he served as head of the Legal Department. In November 2000, he joined Petrobras Argentina (following a merger of this company with Perez Companc), where he held several managing positions. He left Petrobras Argentina in February 2009 after serving as its Gas and Energy Legal Affairs Manager. Between 2009 and 2010, he was appointed as our Legal Affairs Vice President. Between December 2012 and December 2015 he acted as consulting partner in the law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. At present, he works as Legal Vice President in ENARSA. He was born on December 13, 1961.

Hugo Alejandro Carcavallo received a Law degree from the Universidad de Buenos Aires. Between 1988 and 2016, he worked as syndic of the General Office of the Comptroller. He also serves as syndic of Nuevo Central Argentino S.A.; Servicio de Radio y Televisión de la Universidad de Córdoba SA; Sistema Nacional de Medios Públicos SA (en liquidación) and represents to the Goverment in Monitoring Body of the Limay, Neuquén y Negro rivers. Previously, he acted as syndic of Administración General de Puertos SE; Lotería Nacional SE; Interbaires SA;  Radio y Televisión Argentina SE; Educ.ar SE. He was born on October 6, 1958.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See Item 16.G. Corporate Governance.

D.

Employees

The following table sets out the number of employees according to department as of December 31, 2015, 2014 and 2013:

	Number of Employees as of December 31,
Department	2015	2014	2013
General	2	2	2
Administration and Finance	47	47	47
Human Resources	18	20	19
Control and Corporate Governance	10	10	10
Legal Affairs	11	12	11
Public and Regulatory Affairs	8	7	7
Services	139	136	138
Safety and Environmental	12	12	10
Business	40	40	41
Internal Audit	3	3	2
Operations	640	627	616
Total	930	916	903

The following table sets out the number of employees according to geographical location as of December 31, 2015, 2014 and 2013:

	Number of Employees as of December 31,
Location	2015	2014	2013
City of Buenos Aires	247	244	247
Province of Buenos Aires	390	390	383
Province of Chubut	58	58	54
Province of La Pampa	13	13	13
Province of Neuquén	83	73	69
Province of Río Negro	56	54	56
Province of Salta	-	-	-
Province of Santa Cruz	81	82	79
Province of Tierra del Fuego	2	2	2
Total	930	916	903

As of December 31, 2015, 2014 and 2013 the number of temporary employees working for us was 16, 20 and 16, respectively.

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

Higher inflation levels in Argentina have led to increased conflict between employers and unionized workers, particularly within the gas industry. During 2015, we signed various conventional arrangements both wage and working conditions. While the existence of several labor unions hinders our ability to achieve unified treatment of labor relations agreements, we have achieved the goal of maintaining one single salary and development structure for each labor union representing our staff.

We have begun contract negotiations with our labor unions to avoid conflict in 2016, but the status of these negotiations is uncertain.

Currently, 29.0% of our workforce is affiliated with one of three national unions, each of which has representation in each of the provinces in which we operate.

E.

Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of the date of issuance of this Annual Report is 83,393 shares.

Our directors, Syndics and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.

Major Shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares. Local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Petrobras Argentina Group, which altogether holds 50% of CIESA’s common stock and (ii) the Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina), which has a trust shareholding of 40%. The additional 10% is held by PEPCA (a subsidiary of Pampa). (See “Item 4.—Our Information—A. Our History and Development—General” above.)

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

On October 5, 2015, the Argentine Congress passed law No. 27,181, declaring the protection of the Government’ shareholdings, including those forming part of the portfolio of the FGS, to be in the public interest To such effect, the Argentine Agency of Government Investments in Companies was created as enforcement authority.

According to the provisions of such law, the transfer our shares held by the Sustainability Guarantee Fund of the Argentine Integrated Social Security System shall require prior authorization of the Argentine Congress.

The following table sets forth certain information with respect to each shareholder known to us to own more than five percent of our common stock as of March 31, 2016:

Name of Beneficial Owner	Number of Shares	Percent of Total Common Shares	Class
CIESA	405,192,594	51.0000%	A
ANSES	183,618,632	23.1113%	B

Pursuant to the Pliego and the terms of the 2007 Notes and 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

As of March 31, 2016 a total of 27,346,866 ADRs, representing 136,734,330 Class B Shares (34.84% of the total Class B Shares) were held by approximately 30 registered holders. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

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

Under the terms of the Shareholders’ Agreement, but subject to the shareholders’ overriding duty to protect our corporate interest and the common interest of all our shareholders, the CIESA- nominated directors shall vote unanimously in favor of the candidates nominated by the Class A1 shareholders for Chairman of the Board of Directors and CEO. The Vice-Chairman of our Board of Directors is nominated by the Class B3 shareholders.

Regarding the designation of our Statutory Committee members, Petrobras Argentina Group appoints two syndics and the same number of alternate syndics. The position of Chairman of our Supervisory Committee is held by one of the two syndics appointed by the Class A1 shareholders. The remaining syndic and alternate syndic are appointed by the Class B3 shareholders.

Tender Offer Regime. According to the Capital Market Law, public companies are included in the tender offer regime.

B.

Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Service Agreement

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

Commercial transactions

In the normal course of business, we enter into agreements with Petrolera Pampa SA and Petrobras Argentina, to transfer natural gas and richness. The price, which is denominated in U.S. dollars, is determined according to common practices.

Moreover, we, under certain agreements, process the natural gas in Cerri Complex and commercialize the liquids, render natural gas transportation services and other services to our related companies, mainly to Petroleo Brasileiro, Petroleo Global and MEGA.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

After several extensions of the maturity of the loan agreement, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, including:

i)

Extension of the expiration date until October 6, 2014, with the option to automatically renew for one additional period of one year. Due to this term, the expiration date was extended to October 6, 2015.

ii)

Prior to the expiration date, the loan must be paid or prepaid compulsorily by the assignment of rights and obligations to us of the claim assigned to Pampa Energía, mentioned in Note 16.a, from Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) we have received: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by us approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on our Company.

iii)

An applicable annual interest rate of 6.8% plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, our Board of Directors approved the acquisition of the Rights of the arbitration proceedings. For further information, see Note 16.a to our consolidated financial statements "Regulatory Framework - General framework of the regulated segment. - Acquisition of the Rights of Arbitration Proceedings." According to IFRS, the Rights of the arbitration proceeding do not qualify to be recognized as an asset in our financial statements. Consequently, they were recognized and classified under “Other Operating (loss) / Income” in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324.4 million.

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2015, are as follows:

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2015, see Note 19 to our consolidated financial statements included as part of this Annual Report on Form 20-F.

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

Tax Claims

a)

Exemption of the sales of Liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, we required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, we filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld our complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, when they were not raw materials for an industrial process.

We filed an appeal of this decision in May 2007 before the Province of Buenos Aires Court to obtain the exemption, arguing that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, we were notified of a ruling adverse to us. On December 22, 2014, we filed an appeal against this sentence. As of the date of this Annual Report, the Court has not issued a final decision.

In September 2014, we paid Ps. 13.2 million to cancel the total amount claimed by the Agencia de Recaudación de la Provincia de Buenos Aires (“ARBA”) for the fiscal periods from January 2002 to July 2003.

On February 19, 2008, we were notified of a formal assessment of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, we filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, we filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax Court partially upheld our complaint. As of the date of this Annual Report, the final settlement is still pending.

On December 4, 2012, we were notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

On December 26, 2012, we answered the charges alleging the statute of limitations of the taxes claimed for 2006 period had expired. On April 10, 2013, ARBA rejected our answer. On May 2, 2013, we lodged an appeal against ARBA’s decision with the Tax Court. On September 3, 2014, we were informed of the unfavorable sentence issued by the Tax Court. Due to the exhaustion of administrative proceedings, we presented our statute of limitations defense in the Contentious-Administrative Court.

As of December 31, 2015 and 2014, we maintain a provision of Ps. 14.9 million and Ps. 21.1 million, respectively.

b)    Turnover tax calculated on the natural gas price used by us as fuel to render its transportation services

We have interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by us as fuel to render our transportation services. Several lawsuits have been initiated against our Company, which were concluded in a manner adverse to us. In this respect, after having paid the amounts claimed in previous years, we have begun a tax recovery appeal process to claim from the provinces of Neuquén, Rio Negro, Santa Cruz and Tierra del Fuego a total amount of Ps. 2.9 million, Ps. 0.7 million, Ps. 8.4 million and Ps. 11.2 million, respectively.

During 2015, after the rejection of the tax debt claims presented by the Tax Bureau of the Province of Tierra del Fuego, and Islas del Atlántico Sur, in November 2015, we paid an amount of Ps. 40.4 million canceling the total debt claimed by the 2002-2007 fiscal years and the period January 2008 to March 2013.

As of December 31, 2015 and 2014, we recorded a provision of Ps. 127.8 million and Ps. 120.8 million, respectively, in respect of this contingency under the line item “Provisions”, which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorably for us.

If our position regarding the turnover tax claims mentioned above fails and the turnover tax has to be paid, we are entitled to recover this amount by a transportation tariff increase as set forth the License. However, there can be no guarantee that such tariff increase would be granted, notwithstanding the terms of the License.

c) Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On July 10, 2012, we obtained a preliminary injunction against the Resolutions from a Federal Judge based in the Autonomous City of Buenos Aires. The preliminary injunction ordered the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or attempt to collect from us the charge calculated pursuant to both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of the Resolutions.

ENARGAS and the Government appealed the decision to the Court of Appeals in administrative federal matters. On December 21, 2012, we expanded the grounds of our demand and requested that the case to be referred to the defendants. Since March 18, 2013, the legal proceedings related to proof of evidence are ongoing.

The basis for our claims is that the Resolutions violate the constitutional principles that govern the matter and annulment of administrative acts, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. In addition, we stated that the value of the charge for natural gas consumption is confiscatory.

The injunction was only granted for a six-month period, renewable at its end. Since obtaining the injunction, we have been successful in obtaining extensions after the end of every six-month period. The current injunction granted to us expires in September 2016 or, if prior, the sentence resolving the case will be issued. The Government appeals filed against the injunction were first denied by the Court of Appeals and finally by the Supreme Court in December 2015.

Given the limited duration of the injunction, we filed an appeal before the Supreme Court. Additionally, ENARGAS and the Ministry of Federal Planning and Public Investment lodged appeals with respect to the granting of the injunction. On December 9, 2015, the Supreme Court rejected the appeals filed by the parties and therefore the injunction was granted to us.

Furthermore, to broaden the basis for our demand after the enactment of Law No. 26,784, which amended Law No. 26,095 so as to include the natural gas processing tariff charge under the taxes, the creation of which was delegated to the Executive Branch by the National Congress, we have referred to the presiding judge the confiscatory character that the tariff charge would have on our economic and financial condition. As of the date of issuance of this Annual Report, such proceedings are open.

In addition, on September 21, 2015, the court rejected the request by ENARGAS to declare the prosecution abstract and the injunction without effect, decision which was confirmed by the Court of Appeal on March 30, 2016.

Our Management believes it has sufficient valid arguments to defend our position, and thus, we have not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of this Annual Report. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2015, taking into account the possibility of carryforward of the charge to the sales price of the product, would have implied a net loss of Ps. 177.3 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 549.5 million.

d)

Repetition action of VAT and income tax

On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from Decree No. 1,918/09.

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. Our claim was not heard after three months, so on October 9, 2013, we filed an appeal before the Federal Tax Bureau. As of the date of the issuance of this Annual Report, the case is in evidence stage.

The total amount claimed by us amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

Other Litigation

a)

Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our Management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2015 and 2014 the total amount of these provisions amounted to Ps. 7.3 million and Ps. 8.3 million, respectively.

b)

Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in any material environmental liabilities as a result of our operations to date. As of December 31, 2015 and 2014 the total amount of these provision amounted Ps. 0.1 million, respectively.

c)

Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified us regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "applicants") related to the execution of three natural gas processing contracts between the applicants and us (the “Agreements”). On April 4, 2016, we were notified of the beginning of the corresponding demand, to which we must respond on or before August 17, 2016.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2016 is claimed to be equal to US$ 163 million, plus interest (the "Claim").

We consider that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore we believe that the amount claimed is not supportable.

We, jointly with technical experts and our legal counsel, continue to review the Claim as it prepares to respond to the demand for arbitration.  Management believes that we have meritorious defenses to the Claim and intends to assert such defenses vigorously. Given the present stage of the arbitration process, as of the date of issuance of this Annual Report, we cannot predict the outcome of this proceeding.

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

According to the 2016 Transitional Agreement, we cannot make any dividend payment without the prior authorization of the ENARGAS until the signing of the Integral Renegotiation Agreement. See “Item Item 4. Our Information—B. Business Overview—Natural Gas Transportation.”

B.

Significant Changes

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9. The Offer and Listing

A.

Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BASE (in Ps.)
Years	High	Low	High	Low

2011	6.24	2.70	3.83	2.37
2012	3.08	1.23	3.02	1.80
2013	2.77	1.55	5.23	2.22
2014	3.80	1.83	10.40	3.65
2015	6.99	3.01	20.20	7.55

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2015				2014
	NYSE (in US$)		BASE (in Ps.)		NYSE (in US$)		BASE (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	5.94	3.01	14.10	7.55	2.40	1.83	4.61	3.65
Second Quarter	5.62	4.25	13.45	10.40	3.26	2.37	7.03	4.68
Third Quarter	4.75	3.82	12.85	10.10	3.43	2.70	10.40	5.50
Fourth Quarter	6.99	4.03	20.20	11.00	3.80	2.93	9.40	6.90

The table below shows the high and low market prices of the Class B Shares on the BASE, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in US$)		BASE (in Ps.)
Months	High	Low	High	Low
November 2015	6.99	6.04	20.20	16.70
December 2015	6.14	5.73	19.20	16.30
January 2016	6.10	5.33	17.10	13.90
February 2016	6.79	5.63	21.20	16.25
March 2016	6.70	5.61	21.00	16.55
April 2016 (through to April 29,2016)	6.82	6.24	19.65	18.00

B.

Plan of Distribution

Not Applicable.

C.

Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE is the exchange on which the majority of equity trades in Argentina are executed. As of December 31, 2015, the market capitalization of shares of the 99 companies (excluding mutual funds) listed on the BASE was approximately Ps. 3,292,311 million. At the end of December 2015, the top 10 listed securities, representing 86.2% of the total trading in securities listed on an exchange, were traded through the Mercado de Valores (“Stock Market”), affiliated with the BSE.

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market reporting system that functions independently from the Mercado de Valores de Buenos Aires S.A. (the “MERVAL”) and the BASE. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE and trading in corporate debt securities is conducted on both the BASE and the MAE. Trading in Government securities, which are not covered by the agreement, may be conducted on either or both of the BASE and the MAE. The agreement does not extend to other Argentine exchanges.

Changes to the legal framework of securities trading have been introduced, permitting issuance and trading of new, non-bank financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds, futures and options. The Government deregulated brokerage fees and eliminated transfer and stamp taxes on securities transactions in November 1991.

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

The MERVAL. Pursuant to the new Capital Market Law, the CNV has authorized nine stock markets since September 2014. According to this law, the BASE has been authorized to operate as a qualified entity, under the appointment of the MERVAL. MERVAL is a private entity incorporated whose stock capital is composed of publicly traded shares. MERVAL’s main functions comprise trading as well as performing as a Clearing House and Central Counterparty (CCP) in the settlement and monitoring of transactions carried out through its Trading Systems.

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

	2011	2012	2013	2014	2015
Market capitalization (US$ in billions)	374.4	471.0	514.6	455.2	252.5
Average daily trading volume (US$ in millions)	12.9	8.4	12.1	20.3	23.0
Number of listed companies	105	107	105	101	99

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

•

The Audit Committee duties, which are in line with those requirements stipulated in the Capital Market Law, were incorporated to our By-laws. For additional information regarding Audit Committee duties, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.—Audit Committee.”

The amended By-laws as approved by the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2014 are incorporated in this Annual Report as Exhibit 1.2.

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

In the event that the Republic of Argentina, directly or indirectly, through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2007 Notes are entitled to require us to purchase all or a portion of the 2007 Notes at a price in cash equal to 101% of the principal amount of the 2007 Notes so purchased. The 2007 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

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

In the event that the Republic of Argentina, directly or indirectly, through any one or more controlled entities, comes to own shares representing more than 50% of the voting power of all our shares, holders of the 2014 Notes are entitled to require us to purchase all or a portion of the 2014 Notes at a price in cash equal to 101% of the principal amount of the 2014 Notes so purchased. The 2014 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

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

Loan Agreement with Pampa

On October 5, 2011, we granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the ”Call Option Agreement.” Additionally, to guarantee compliance with its obligations, Pampa Energía created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Government acquired upon exercise of the option mentioned above.

After several extensions of the maturity of the loan agreement, on May 7, 2013, our Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, including:

i)

Extension of the expiration date until October 6, 2014, with the option to automatically renew for one additional period of one year. Due to this term, the expiration date was extended to October 6, 2015.

ii)

Prior to the expiration date, the loan must be paid or prepaid compulsorily by the assignment of rights and obligations to us of the claim assigned to Pampa Energía, mentioned in Note 16.a, from Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) we have received: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by us approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on our Company.

iii)

An annual interest rate of 6.8% plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, our Board of Directors approved the acquisition of the Rights of the arbitration proceedings. For further information, see Note 16.a to our consolidated financial statements "Regulatory Framework—General framework of the regulated segment—Acquisition of the Rights of Arbitration Proceedings". The net loss recognized amounted to Ps. 324.4 million.

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

(A)

(i)

Pampa (“the Borrower”) shall admit in writing its inability to pay its debts as they become due, or shall take any action relating to its own bankruptcy, insolvency or relief of debtors, or there shall be commenced by a creditor any proceeding seeking to adjudicate it as bankrupt or insolvent, and (a) that proceeding remains undismissed or refused within 30 (thirty) working days of procedural time since the date the Borrower had been summoned to give explanations or (b) the Borrower has not paid the credit that originated the petition for bankruptcy, submitting to the Lender evidence of true payment, as appropriate; or

(ii)

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

(D)

The Borrower breaches any of the relevant obligations undertaken hereunder; or,

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

For more information, see “Item 3. Key Information— D. Risk Factors— Risks Relating to Our Business— As our License is subject to renegotiation pursuant to the Public Emergency Law, failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”

D.

Exchange Controls

On December 17, 2015, Argentina’s new government, which took office on December 10, 2015, announced important changes to the existing foreign exchange regulations. Its main objective was to relax several restrictions imposed on the foreign exchange market in recent years.

New measures were taken after the issuance of Communication "A" 5850 by the BCRA. The following new measures have been enacted through published rules:

•

Payments abroad for imports of goods and services can now be made without any limit through the foreign exchange market. This provision applies to new imports. For outstanding debts as of December 16, 2015, for imports of goods and services, the Government established a payment schedule, with certain restrictions until June 2016.

•

The purchase of foreign currency by individuals and companies for treasury purposes, including investments abroad (which had been significantly limited in recent years), was reinstated, with a cap of US$2 million per month.

•

The mandatory one-year deposit (30%) on the incoming currency into Argentina (applicable to loans granted by foreign parties, as well as other transactions) was eliminated.

•

Financial loans are not required to be settled in Argentina (the requirement to provide evidence showing the inflow of funds, however, remains in effect for the subsequent payment of principal and interest through the foreign exchange market); the minimum term for repayment was reduced from 365 to 120days and advance payment will also be allowed (as long as the 120-day term is respected).

•

The regulations establishing controls on export prepayments and prefinancing transactions (such as providing evidence for outright purchases, shipment terms and indebtedness caps, among others) were eliminated.

In addition, the Argentine authorities enacted a local withholding tax system applicable to dollar future agreements arranged during the previous months in which restrictions on the foreign exchange market were in force. In this sense, a withholding of 35% (creditable against income tax) will apply on those earnings obtained by the buyers of U.S. dollar future contracts. This new withholding tax is applicable to the currency forward agreements hold by us in order to reduce our exposure to foreign currency as it has been explained previously.

Recently, on February 4, 2016, the BCRA issued communication “A” 5899 relaxing certain rules related to the inflow and outflow of foreign currency, including the possibility of receiving foreign currency funds in a bank account in Argentina with no need to convert such foreign currency into Argentine Pesos in the Foreign Exchange Market, among other relevant changes.

Import of goods and services

On December 21, 2015, Argentina eased import licensing requirements through the issuance of the Comprehensive Import Monitoring System (Sistema Integral de Monitoreo de Importaciones (“SIMI”)) which replaced the (Declaración Jurada Anticipada de Importación, or sworn advance import declaration (“DJAI”)) system for managing and processing import licences. Through SIMI, the government will issue automatic licenses for imports for consumption within Argentina of products under virtually all tariff lines.

The AFIP is the responsible agency for controlling these declarations and must render its decision in connection with their approval within 10 days. Once approved, the declarations are effective for 180 days.

In addition to the newly implemented SIMI, the National Government has replaced the repealed DJAI system with a system of LAPIs (prior automatic import licenses) and LNAs (prior non-automatic import licenses).

Imports for consumption of goods from every tariff heading (i.e., the number used to identify goods imported or exported) of the Mercosur’s common nomenclature (NCM) is subject, under the new regulation, to the approval of prior automatic import licenses, except for those headings established therein.

Permanent imports of the goods included in Exhibits II to XVII of resolution No. 5/2015 are subject to the prior non-automatic import licenses system. Such goods include toys, thread, woven clothes, motorcycles, tires, paper, metalwork, textile and chemical products, as well as optics, photography, filmmaking and medical-surgical tools and machinery.

Import licenses are effective for 90 days as of the date of approval through the SIMI.

With these new regulations, the new Government aims to optimize and facilitate foreign trade operations, which is an area that has been subject to several restrictions and delays in the last years.

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

In addition, Law No. 25,246 created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

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

Argentine Taxes

Income tax. Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of Class B shares or ADSs. The scope of the law was clarified by means of Decree No. 2,334/114.

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

Tax on Personal Property (Individuals). The Argentine Tax authority has introduced some amendments to the personal property tax law. In accordance with Law No. 25,585, the personal tax corresponding to the ownership of securities issued by entities domiciled in Argentina, whose direct owners are individuals domiciled in Argentina or abroad and entities domiciled abroad, will be liquidated and deposited by the entity that has issued such securities. The applicable rate is 0.50% on the equity value according to the last Financial Statements as of each respective fiscal year. Law No. 25,585 presumes that securities whose holders are entities domiciled or located abroad indirectly belong to individuals domiciled abroad.

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

This discussion does not generally address any aspects of U.S. taxation other than federal income taxation. Holders of Class B Shares or ADSs are urged to consult their tax advisors regarding the U.S. federal, state and local tax consequences of owning and disposing of the Class B Shares or ADSs in their particular circumstances.

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. holder must include in his or her gross income the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). If the holder is a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Dividends that are paid with respect to the ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. Because the Class B Shares are not readily tradable on an established securities market in the United States, it is unclear whether dividends paid with respect to the Class B Shares will also be qualified dividend income.

The holder must include any Argentine tax withheld from the dividend payment in this gross amount even though the holder does not in fact receive it. The holder must include the gross amount of dividends in income when the holder, in the case of Class B Shares, or the depositary, in the case of ADSs, receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a holder’s basis in the Class B Shares or ADSs and thereafter as capital gain.

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

For foreign tax credit purposes, the dividend will generally be income from sources outside the United States. Dividends will, depending on the holder’s circumstances, generally be either “passive” or “general” income, for purposes of computing the foreign tax credit allowable to the holder. Except as set forth in the following paragraph and subject to certain limitations, the Argentine tax withheld and paid over to Argentina will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

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

PFIC Rules. We believe the Class B Shares or ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder makes a valid election to be taxed annually on a mark-to-market basis with respect to the Class B Shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, the U.S. holder would be treated as if he had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Class B Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the holding period of a U.S. holder. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC (or are treated as a PFIC with respect to a U.S. holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

The following table provides information regarding our assets and liabilities as of December 31, 2015 according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	333,100	3,335,192
Variable interest rate	50,817	-
Total	383,917	3,335,192

(1) Includes time deposits, bank accounts and trade receivables. Trade receivables do not bear interest except for Ps. 47,128 which bears CER plus a spread of 8%.

(2) Includes loans, excluding issuance expenses.

Foreign Exchange Exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since most of our debt is denominated in U.S. dollars. As of December 31, 2015, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 186.7 million.

As discussed herein, the Government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues that have significantly increased our foreign exposure. As a result, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because a significant portion of our annual revenues, Ps. 1,446,4 million for 2015, are denominated in pesos while substantially all our liabilities are denominated in U.S. dollars.

To mitigate the foreign exchange risk, during recent years, we entered into agreements for the forward purchase of U.S. dollars, as well as investments in mutual funds linked to the U.S. dollar in order to cover the exposure to the risk associated with the foreign exchange rate derived from our financial debt.

At the end of 2015, our net position is buying U.S. dollars amounting to US$ 52.5 million at a weighted average exchange rate of $ 11.65 which due in May 2016. The fair value of these contracts as of December 31, 2015 amounted to a net asset position of Ps. 128.1 million.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate curve would not have a significant impact on their total value.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2015, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been Ps. 244.4 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Our indebtedness accrues interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to the financial assets at variable interest rate. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rates by expected maturity dates after giving effect to the settlement of the Exchange Offer. For further information see “Item 10. Additional Information.—C. Material Contracts.—Debt Obligations.”

	Expected maturity date
	2016	2017	2018	2019	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (5)
Fixed rate	544.5	506.1	-	-	-	1,050.6	838.0
Interest rate (3)	7.875%	7.875%	-	-	-	-	-

Fixed rate	291.4	291.4	1,251.8	1,154.7	1,057.6	4,046.9	2,515.7
Interest rate (3)	9.625%	9.625%	9.625%	9.625%	9.625%	-	-

Debt denominated in pesos(4)
Fixed rate	13.8	1.5	-	-	-	15.3	-
Interest rate	15.25%	15.25%	-	-	-	-	-

(1) Converted at the exchange rate as of February 29, 2016: Ps. 15.80 = US$1.00.

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

(6) Includes future interest payment not accrued as of December 31,2015.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume of sales in 2015, a US$ 50 per ton change in the weighted-average sale prices of propane, butane and natural gasoline would have approximately a Ps. 157.0 million annual net comprehensive income effect, if international reference prices of propane and butane and the IP are lower than US$ 464, US$478 per ton and 71 US$/bbl, respectively. If they were higher, there would be no effect as the variable export tax regime neutralizes any change in the prices of such products in excess of these levels. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

The price at which we sell ethane under our agreement with PBB is subject to adjustment based on various factors including the PPI, the natural gas price, the quality of the ethane shipped by us and the transportation tariffs and charges. These factors will not constitute significant commodity price risks if we ultimately conclude the renewal of the agreement on terms similar to those in the agreement that expired on December 31, 2015.

For any given period, the liquids sales will be dependent on the international price of LPG and natural gasoline, taxes and other government take impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Item 12.

Description of Securities Other Than Equity Securities

American Depositary Shares

Fees and Charges Payable by a Holder of ADRs

Our ADSs are listed on the NYSE under the symbol ‘‘TGS’’. The Bank of New York Mellon is the Depositary issuing ADSs pursuant to the deposit agreement. Each ADS represents the right to receive five shares.

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

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property
US$0.02 (or less) per ADS	Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates
Any cash distribution to ADR registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR registered holders
US$0.02 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2015 to April 28, 2016, we received from the Depositary US$330,000 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

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

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.

Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2015, our internal control over the financial reporting was effective.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

[Reserved]

Item 16A.

Audit Committee Financial Expert

We have one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

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

Item 16C.

Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC, during the year ended December 31, 2015 and 2014 in each of the following categories are:

	Year ended December 31,
	2015	2014
	(in thousands of pesos)
Audit fees	4,112.6	4,862.3
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	4,112.6	4,862.3

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

Consequently, 100% of the fees rendered by our principal accountants in 2015 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our corporate governance practices are governed by:

▪

applicable Argentine law (particularly, the General Corporations Law),

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 20, 2016, three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

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

Code Conduct

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

CEO’s Certification

Each listed company CEO must annually certify to the NYSE that he or she is not aware of any violation by the company of the NYSE’s corporate governance listing standards. There is no such requirement under Argentine law.

Item 16H. Mine Safety Disclosure

Not applicable.

Part III

Item 17.

Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.

Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Reference is made to pages F-1 through F-67.

Item 19. Exhibits

See Exhibit Index.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

Dated: May 2, 2016

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

Date: May 2, 2016

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

c)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

d)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: May 2, 2016

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

EXHIBIT 13.1

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (“the Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2015 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 2, 2016

/s/ Javier Gremes Cordero
Javier Gremes Cordero
Chief Executive Officer

1

EXHIBIT 13.2

CERTIFICATION

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Transportadora de Gas del Sur S.A. (the “Company”), herby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended December 31, 2015 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and all information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 2, 2016

/s/ Gonzalo Castro Olivera
Gonzalo Castro Olivera
Chief Financial Officer

1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flow present fairly, in all material respects,  the financial position of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.   Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

May 2, 2016

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

 (Stated in thousands of pesos as described in Note 3 except for weighted average of outstanding shares and basic and diluted earnings per share)

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 AND 2014

(Stated in thousands of pesos as described in Note 3)

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

| | Shareholders Contributions | | | Retained Earnings | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Common stock | Inflation adjustment to common stock | Total common stock | Legal reserve | Future Capital Expenditures and Other Financial Expenses Reserve | Future Dividends Reserve | Future Capital Expenditures Reserve | Accumulated retained earnings | Subtotal | Total | Non-Controlling interests | Total |
| **Balances at January 1, 2013** | 794,495 | 550,805 | 1,345,300 | 224,918 | - | 118,291 | 114,982 | 230,375 | 688,566 | 2,033,866 | 1 | 2,033,867 |
| Resolution of the Board of Directors´Meeting held on March 18, 2013 Cash dividends | - | - | - | - | | (118,291) | - | - | (118,291) | (118,291) | - | (118,291) |
| Resolutions of the Ordinary Shareholders´Meeting held on April 25, 2013 | | | | | | | | | | | | |
| Derecognition of the Future Capital Expenditures Reserve | - | - | - | - | - | - | (114,982) | 114,982 | - | - | - | - |
| Legal Reserve | - | - | - | 11,961 | - | - | - | (11,961) | - | - | - | - |
| Future Dividends Reserve | - | - | - | - | - | 202,239 | - | (202,239) | - | - | - | - |
| Future Capital Expenditures Reserve | - | - | - | - | - | - | 140,000 | (140,000) | - | - | - | - |
| Comprehensive income for the year | - | - | - | - | - | - | - | 107,504 | 107,504 | 107,504 | 2 | 107,506 |
| **Balances at December 31, 2013** | 794,495 | 550,805 | 1,345,300 | 236,879 | - | 202,239 | 140,000 | 98,661 | 677,779 | 2,023,079 | 3 | 2,023,082 |
| Cash dividends to non-controlling interest [(1)] | - | - | - | - | | - | - | - | - | - | (2) | (2) |
| Resolutions of the Ordinary Shareholders´Meeting held on April 30, 2014 | | | | | | | | | | | | |
| Derecognition of the Future Dividends and Capital Expenditures Reserve | - | - | - | - | - | (202,239) | (140,000) | 342,239 | - | - | - | - |
| Legal Reserve | - | - | - | 5,375 | - | - | - | (5,375) | - | - | - | - |
| Future Dividends Reserve | - | - | - | - | - | 260,525 | - | (260,525) | - | - | - | - |
| Future Capital Expenditures Reserve | - | - | - | - | - | - | 175,000 | (175,000) | - | - | - | - |
| Resolution of the Board of Directors´Meeting held on November 26, 2014 | | | | | | | | | | | | |
| Cash dividends | - | - | - | - | - | (260,525) | - | - | (260,525) | (260,525) | - | (260,525) |
| Comprehensive income for the year | - | - | - | - | - | - | - | 104,983 | 104,983 | 104,983 | 5 | 104,988 |
| **Balances at December 31, 2014** | 794,495 | 550,805 | 1,345,300 | 242,254 | - | - | 175,000 | 104,983 | 522,237 | 1,867,537 | 6 | 1,867,543 |
| Resolutions of the Ordinary Shareholders´Meeting held on April 23, 2015 | | | | | | | | | | | | |
| Derecognition of Reserves | - | - | - | - | - | - | (175,000) | 175,000 | - | - | - | - |
| Legal Reserve | - | - | - | 5,249 | - | - | - | (5,249) | - | - | - | - |
| Future Dividends Reserve | - | - | - | - | - | 99,734 | - | (99,734) | - | - | - | - |
| Future Capital Expenditures and Other Financial Expenses | - | - | - | - | 175,000 | - | - | (175,000) | - | - | - | - |
| Comprehensive loss for the year | - | - | - | - | - | - | - | (172,109) | (172,109) | (172,109) | - | (172,109) |
| **Balances at December 31, 2015** | 794,495 | 550,805 | 1,345,300 | 247,503 | 175,000 | 99,734 | - | (172,109) | 350,128 | 1,695,428 | 6 | 1,695,434 |

The accompanying notes are an integral part of these consolidated financial statements.

(1) Dividends distributed by Telcosur to the non-controlling interest in May 2014.

For supplemental Changes in Equity information, see Note 4.r).

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

| | 2015 | 2014 | 2013 |
|---|---|---|---|
| **Cash flows provided by operating activities** | | | |
| Total comprehensive (loss) / income for the year | (172,109) | 104,988 | 107,506 |
| **Reconciliation of total comprehensive (loss) / income to cash flows provided by operating activities:** | | | |
| Depreciation of property, plant and equipment | 261,393 | 254,311 | 242,917 |
| Consumption of materials | 8,481 | 3,916 | 3,891 |
| Share of (profit) / loss from associates | (254) | (2,890) | 516 |
| Increase / (decrease) in allowances and provisions | 46,202 | 19,966 | (382) |
| Interest expense accrual | 287,290 | 285,307 | 210,579 |
| Interest income on Other financial assets other than Cash and cash equivalents | (37,238) | (43,764) | (15,585) |
| Income tax | (113,553) | 64,766 | 65,881 |
| Acquisition of the Rights of the Arbitration Proceeding (Note 16.a) | 324,390 | - | - |
| Derivative financial instrument results | (128,525) | 103,497 | (38,025) |
| Foreign exchange loss | 948,456 | 539,425 | 504,951 |
| **Changes in assets and liabilities:** | | | |
| Other financial assets at fair value through profit or loss | (19,856) | - | - |
| Trade receivables | (462,028) | (39,689) | (870) |
| Other receivables | (120,299) | (118,926) | (49,044) |
| Inventories | 20,679 | (21,775) | 46,926 |
| Trade payables | (86,502) | 141,771 | 1,504 |
| Payroll and social security taxes | 35,249 | 20,302 | 13,799 |
| Taxes payables | 48,391 | (15,586) | 2,251 |
| Income tax | 321 | (64,804) | (20,730) |
| Other payables | (195) | 1,693 | 226 |
| Provisions | (45,963) | (13,238) | (18,547) |
| Interest paid | (230,031) | (205,413) | (168,806) |
| Income tax paid | (10,517) | (17,469) | (62,570) |
| Derivative financial instruments | (44,009) | (48,187) | 11,525 |
| Advances from customers | (20,478) | 70,750 | 33,048 |
| **Cash flows provided by operating activities** | 489,295 | 1,018,951 | 870,961 |
| **Cash flows used in investing activities** | | | |
| Additions to property, plant and equipment | (401,980) | (350,559) | (235,374) |
| Other financial assets other than Cash and cash equivalents | 151,438 | 156,143 | (249,260) |
| **Cash flows used in investing activities** | (250,542) | (194,416) | (484,634) |
| **Cash flows used in financing activities** | | | |
| Proceeds from loans | - | - | 30,000 |
| Payment of loans | (294,556) | (769,932) | (4,444) |
| Dividends paid to the Company's shareholders | - | (212,459) | (263,659) |
| Dividends paid to non-controlling interest | - | (2) | - |
| **Cash flows used in financing activities** | (294,556) | (982,393) | (238,103) |
| NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS | (55,803) | (157,858) | 148,224 |
| **Cash and cash equivalents at the beginning of the year** | 789,420 | 893,812 | 693,044 |
| **Foreign exchange gains on Cash and cash equivalents** | 138,920 | 53,466 | 52,544 |
| **Cash and cash equivalents at the end of the year** | 872,537 | 789,420 | 893,812 |

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by PEPCA S.A. (formerly known as EPCA S.A.) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA. On December 29, 2015, the Royal Bank of Scotland N.V. Argentina Branch informed CIESA, Petrobras Argentina, PEPCA and TGS the deregistration in the authorization to operate as a commercial bank in Argentina as it was its request to the Central Bank of Argentina and thus, would shortly report to consideration its resignation as trustee. Therefore, TGS is evaluating its replacement and steps to follow.

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

2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2015 and 2014 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1) of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these consolidated financial statements as of December 31, 2015, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

NT 2013 mandates the application of Technical Resolution (“TR”) N° 26 and TR N° 29 approved by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, impairment of property, plant and equipment, and present value of long term receivables. Actual results could be significantly different from such estimates.

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

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2015 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on or after January 1, 2015:

Annual improvements to IFRSs 2010 – 2012 Cycle

The annual improvement to IFRSs 2010 – 2012 Cycle include six amendments to IFRSs issued by the IASB, among them: IFRS 8 “Segment Reporting”. This amendment provides that the Company must make explicit the judgments made by the Management when applying the aggregation criteria in the operating segments. This amendment had no impact on the financial statements of TGS whenever no operating segments are grouped.

In addition, amendments to IFRS 2, IFRS 3, IFRS 13, IAS 16, IAS 24 and IAS 38 were introduced. In all cases, these amendments clarify existing requirements which have no impact on the financial statements of TGS.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Annual improvements to IFRSs 2011 – 2013 Cycle

The annual improvement to IFRSs 2011 – 2013 Cycle include three amendments to IFRSs issued by the IASB, among them IFRS 13 “Fair Value Measurement. In all cases, these amendments clarify existing requirements which have no impact on the financial statements of TGS.

The adoption of this standard has had no impact on the financial position or results of operations of the Company.

New standards and interpretations issued by the IASB not effective for the periods beginning on January 1, 2015 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2015 or later and which have not been early adopted by the Company:

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

•

Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.

•

The amendment added additional examples of possible ways of ordering the notes to clarify that understandability and comparability

•

Made clarification on the breakdown of information and the inclusion of subtotals.

These amendments will be applicable for annual periods beginning on or after January 2016, with earlier application permitted.

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 was issued which establishes a single model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the related interpretations when it becomes effective.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS 9 Financial instruments

In July 2014 a new revised version of IFRS 9 was issued. The complete version of IFRS 9 replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. Also, new requirements to classify and measure financial assets were included in this version.

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

These amendments will be applicable for annual periods beginning on or after July 1, 2016, with earlier application permitted.

The Company is currently analyzing the impact of the new disclosure requirements.

IFRS 16 “Leases”

In January 2016, IFRS 16 was issued which establishes the new model of registration of leasing operations.

This standard will replace the current guidance on the accounting for such operations in IAS 17 "Leases" and related interpretations when it comes into force.

IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. Adoption is retroactive.

The Company is currently assessing the impact of IFRS 16 and at the date of these financial statements is not reasonably possible to determine its impact.

Amendments to IAS 12 "Income Taxes"

In January 2016, the IASB issued certain amendments with respect to the recognition of deferred tax assets for unrealized losses.

These amendments will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

Amendments to IAS 7 "Statements of Cash Flows"

In February 2016, the IASB issued certain amendments regarding disclosures of the Statement of Cash Flows.

Modifications to the Disclosure Initiative (Amendments to IAS 7) aim entities to disclose information that enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this purpose, the IASB requires that an entity shall disclose the following changes in liabilities arising from financing activities: (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair value; and (v) other changes.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

These amendments will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

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

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2015 have been used for consolidation purposes. Detailed data reflecting subsidiary control as of December 31, 2015 and 2014 is as follows:

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

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2015 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2015 of Link, TGU and EGS, from this date to December 31, 2015.

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

According with Link’s accounting policies, certain items of PPE are measured using the revaluation model, meanwhile, as it is stated in note 4.j to the present Financial Statements, the Company use the cost model to measure PPE items.  Furthermore, as of December 31, 2015, investment in “Link” has been reduced to zero in the extent that it recorded a shareholder’s equity below zero according to the accounting policies used by TGS. As of the date of issuance of these financial statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate.

Dilution gains and losses arising in investments in associates are recognized in the statements of comprehensive income.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2015 and 2014:

	% of shareholding
Company		Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline Maintenance	December 31
EGS	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

c)

Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in Argentine Pesos, which is the Company’s functional currency. Items included in the financial statements of each of the Company’s entities (TGS and Telcosur) are measured using the Argentine Pesos, which is the currency of the primary economic environment in which these entities operate (‘the functional currency’).

The Company has evaluated and concluded that as of the date of the issuance of these consolidated financial statements, the conditions in IAS 29 "Financial reporting in hyperinflationary economies" are not met to consider Argentina as a hyperinflationary economy. These conditions consider that the cumulative inflation for the last three years approaches or exceeds 100%. As of the date of the issuance of these financial statements, this standard which is measured as the change in the Wholesale Price Index published by the Instituto Nacional de Estadísticas y Censos (“INDEC”), is not achieved. Therefore, these financial statements have not been restated.

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

3.

Loans and other receivables: Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, trade receivables and other receivables. Additionally, as of December 31, 2014, the Company held within this category the loan to Pampa Energy.

4.

Financial assets available for sale: Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. At December 31, 2015 and 2014, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. As of December 31, 2015, there are no instruments classified in this category. As of December 31, 2014 derivative financial instruments are classified in this category.

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

As of December 31, 2015 and 2014, impairment of financial assets corresponds to the allowance for doubtful accounts indicated in Note 8.b.

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

As of December 31, 2015 and 2014, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A (decrease) / increase of financial expenses for the fiscal year 2015 is recognized in the statement of comprehensive income within "derivative financial instruments result".

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

j)

Property, plant and equipment

The Company elected to measure items of PPE at price-adjusted values in accordance with previous GAAP as "deemed cost" as of the transition date to IFRSs. Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

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

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the Consejo Profesional de Ciencias Económicas (“CPCECABA”) established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

After its first application, IFRS allows to choose the accounting policy to be used for the measurement of PPE. The alternatives allowed by IAS No. 16 - Property, plant and equipment - ("IAS 16") are the "cost model" or the "revaluation model". The Company chose to continue to apply the cost model for all kinds of elements PPE, using the "deemed cost" determined at the date of transition, as mentioned above.

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

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 22,676, Ps. 10,409 and Ps. 7,245 for the year ended December 31, 2015, 2014 and 2013.

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

As of December 31, 2015 and 2014 the carrying value of PP&E does not exceed their recoverable value.

k)

Loans granted to related companies

As of December 31, 2014, Loans granted to related companies corresponded to the loan granted to Pampa Energía (for further information see Note 19).

It was initially recognized at fair value and subsequently measured at amortized cost.

l)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost.

m)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2015 and 2014, there are no provisions for this concept.

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

When the Company considers it is probable that the position of asset tax is utilized as payment on account of income tax, TGS accounts for asset tax credit as current or non-current, as appropriate, under "Other receivables" in the statement of financial position. As of December 31, 2015, the Company recorded under "Other non-current receivables" a balance of Ps. 42,500 which expires in 2026. Meanwhile, as of December 31, 2014 there were no amounts recorded for this item.

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

q)

Advances from customers

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost which is higher than the cost of rendering the agreed services  that will cancel said advances.

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

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the General Annual Shareholders’ Meeting held on April 23, 2015, for which a specific amount was intended to constitute a special future dividends reserve.

In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders’ Meeting that will approve the financial statements as of December 31, 2015.

Future Capital Expenditures Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special reserve to develop the Company’s investment activities. The Ordinary Shareholders’ Meeting held on April 30, 2014 that approved the financial statements as of December 31, 2013 constituted a special Future Capital Expenditures Reserve.

Future Capital Expenditures and Other Financial Expenses Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special reserve to develop the Company’s investment activities and to support financial needs. The Ordinary Shareholders’ Meeting held on April 23, 2015 that approved the financial statements as of December 31, 2014 derecognized the Future Capital Expenditures Reserve and constituted a special Future Capital Expenditures and Other Financial Expenses Reserve.

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

s)

Basic and diluted (losses) / earnings per share

Basic earnings per share as of December 31, 2015, 2014 and 2013 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

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

Dividends distributed during years ended December 31, 2015, 2014 and 2013 amounted to Ps. nil, Ps. 260,525 (Ps. 0.33 per share) and Ps. 118,291 (Ps. 0.15 per share), respectively.

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

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2015 and 2014.

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

As of December 31, 2015, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are also uncertain, TGS developed three different projected cash flow streams based on the timing, type and amount of the tariff increase based on the renegotiation process with the Argentine government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the overall probability of occurrence of 95% to each projected cash flow: 50%, 10% and 35%, respectively.  Specific details of each cash flow streams as of December 31, 2015 were based on: (a) the status of the negotiations with the Argentine government and the impact of the tariff increase included in the 2008 Transitional Agreement and upheld by Decree No. 1,918/09, (b) the current regulatory framework, (c) recent experiences and renegotiation agreements signed by other gas and electricity utility peers and (d) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by TGS (but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2015.

Up to 35% increase in the weighted probability of the pessimistic case (from 35% to 70%) and a reduction from 10% to 5% in the probability of occurrence of the optimistic case and a reduction from 50% to 20% in the base case would not generate adjustment for impairment. As of December 31, 2015, there are no impairment balances subject to reversal.

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

(d) Income Tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets that can be registered requires a considerable judgment by the Management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business. As of December 31, 2015, the Company recorded a deferred tax asset for the tax loss carryforward in this fiscal year amounting to Ps. 58,936.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

Cash and cash equivalents at the end of the year ended December 31, 2015, 2014 and 2013 are as follows:

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

•

Production and Commercialization of Liquids: Liquids production and commercialization activities are conducted at Cerri Complex, which is located, near the city of Bahía Blanca in the Province of Buenos Aires. In the Cerri Complex, ethane, LPG and natural gasoline are extracted from the natural gas, which arrives through three main pipelines from the Neuquén and Austral natural gas basins. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

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

Detailed information on each business segment for the years ended December 31, 2015, 2014 and 2013 is disclosed below:

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

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

| | 2015 | | | | | |
|---|---|---|---|---|---|---|
| | | Operating expenses | | | | |
| Accounts | Total | Regulated Activities | Non Regulated Activities | Administrative expenses | Selling expenses | Financial expenses |
| Salaries, wages and other contributions | 564,489 | 295,429 | 121,264 | 114,577 | 33,219 | - |
| Social security taxes | 98,812 | 46,067 | 19,839 | 25,962 | 6,944 | - |
| Compensation to Directors and Supervisory Committee | 5,379 | - | - | 5,379 | - | - |
| Professional services fees | 25,025 | 563 | 1,124 | 21,139 | 2,199 | - |
| Technical operator assistance fees | 52,481 | 3,000 | 49,481 | - | - | - |
| Materials | 29,113 | 10,545 | 18,568 | - | - | - |
| Third parties services | 51,604 | 20,161 | 25,429 | 6,014 | - | - |
| Telecommunications and post expenses | 4,161 | 445 | 778 | 2,714 | 224 | - |
| Rents | 2,619 | 516 | 367 | 1,615 | 121 | - |
| Transports and freight | 19,506 | 12,484 | 6,634 | 381 | 7 | - |
| Easements | 15,003 | 15,003 | - | - | - | - |
| Offices supplies | 1,508 | 531 | 239 | 634 | 104 | - |
| Travels expenses | 8,279 | 4,069 | 1,290 | 2,285 | 635 | - |
| Insurance | 22,850 | 12,935 | 8,280 | 1,279 | 356 | - |
| Property, plant and equipment maintenance | 137,814 | 105,054 | 28,791 | 3,262 | 707 | - |
| Depreciation of property, plant and equipment | 261,393 | 184,251 | 66,734 | 10,408 | - | - |
| Taxes and contributions | 261,712 | 60,094 | 4,999 | 524 | 196,095 (1) | - |
| Advertising | 154 | - | - | - | 154 | - |
| Banks expenses | 1,430 | - | - | 1,430 | - | - |
| Interests expense | 320,428 | - | - | - | - | 320,428 |
| Foreign exchange loss | 1,164,585 | - | - | - | - | 1,164,585 |
| Other financial charges | 41,718 | - | - | - | - | 41,718 |
| Costs of services rendered to third parties | 26,375 | - | 26,375 | - | - | - |
| Transactions among business segments | - | (21,435) | 21,435 | - | - | - |
| Other expenses | 17,486 | 8,512 | 4,376 | 4,033 | 565 | - |
| Year ended December 31, 2015 | 3,133,924 | 758,224 | 406,003 | 201,636 | 241,330 | 1,526,731 |

(1) Includes tax on exports of Ps. 61,057 for the year ended December 31, 2015.

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

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

9.

INVESTMENTS IN ASSOCIATES

10.

PROFIT / (LOSS) FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

______________________________________________________________________________________________

11.

PROPERTY, PLANT AND EQUIPMENT

| | 12/31/2015 | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | |
| Account | Beginning of the year | Additions | Retirements | Transfers | End of the year | Accumulated at the beginning of the year | Retirements | For the year | Rate % | Accumulated at at the end of the year | Net book value |
| Pipelines | 3,631,240 | - | - | 13,677 | 3,644,917 | 1,434,424 | - | 85,991 | 2.2 | 1,520,415 | 2,124,502 |
| Compressor plants | 1,436,084 | - | - | 76,210 | 1,512,294 | 834,255 | - | 76,099 | 3.3 to 25 | 910,354 | 601,940 |
| Other industrial plants | 2,868 | - | - | - | 2,868 | 456 | - | 98 | 3.3 | 554 | 2,314 |
| Stations of regulation and/or measurement of pressure | 129,228 | - | - | - | 129,228 | 82,806 | - | 5,166 | 4.0 | 87,972 | 41,256 |
| Other technical installations | 28,355 | - | - | 13 | 28,368 | 20,002 | - | 976 | 6.7 | 20,978 | 7,390 |
| Subtotal assets related to natural gas transportation service | 5,227,775 | - | - | 89,900 | 5,317,675 | 2,371,943 | - | 168,330 | | 2,540,273 | 2,777,402 |
| Assets related to natural gas upstream service | 205,773 | 423 | 566 | 946 | 206,576 | 111,667 | 536 | 7,915 | 2.2 to 25 | 119,046 | 87,530 |
| Assets related to liquids production and commercialization service | 695,548 | - | 313 | 61,465 | 756,700 | 526,427 | 311 | 44,170 | 5.9 | 570,286 | 186,414 |
| Lands | 6,279 | - | - | - | 6,279 | - | - | - | - | - | 6,279 |
| Buildings and constructions | 196,204 | - | - | 2,592 | 198,796 | 97,700 | - | 4,736 | 2.0 | 102,436 | 96,360 |
| Fittings and features in building | 33,975 | - | 242 | 164 | 33,897 | 4,319 | 142 | 1,421 | 4.0 | 5,598 | 28,299 |
| Machinery, equipment and tools | 46,917 | 1,130 | 6 | 614 | 48,655 | 36,400 | 6 | 1,976 | 6.7 to 20 | 38,370 | 10,285 |
| Computers and Telecommunication systems | 389,779 | - | - | 29,762 | 419,541 | 286,351 | - | 22,043 | 6.7 to 20 | 308,394 | 111,147 |
| Vehicles | 31,064 | 2,403 | 395 | - | 33,072 | 21,571 | 395 | 3,175 | 10 and 20 | 24,351 | 8,721 |
| Furniture | 13,147 | 62 | - | 276 | 13,485 | 12,743 | - | 109 | 10 | 12,852 | 633 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 98,754 | - | 7,518 | 4 | 106,272 | 71,000 |
| Materials | 286,677 | 161,986 | 8,349 | (84,306) | 356,008 | - | - | - | - | - | 356,008 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 |
| Works in progress | 327,282 | 241,319 | - | (101,413) | 467,188 | - | - | - | - | - | 467,188 |
| Total 2015 | 7,651,564 | 407,323 | 9,871 | - | 8,049,016 | 3,569,493 | 1,390 | 261,393 | | 3,829,496 | 4,219,520 |

12/31/2014

| Account | Cost | | | | | Depreciation | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Beginning of the year | Additions | Retirements | Transfers | End of the year | Accumulated at the beginning of the year | Retirements | For the year | Rate % | Accumulated at at the end of the year | Net book value |
| Pipelines | 3,612,277 | - | - | 18,963 | 3,631,240 | 1,348,651 | - | 85,773 | 2.2 | 1,434,424 | 2,196,816 |
| Compressor plants | 1,354,086 | - | - | 81,998 | 1,436,084 | 762,272 | - | 71,983 | 3.3 to 25 | 834,255 | 601,829 |
| Other industrial plants | 2,868 | - | - | - | 2,868 | 358 | - | 98 | 3.3 | 456 | 2,412 |
| Stations of regulation and/or measurement of pressure | 126,403 | - | - | 2,825 | 129,228 | 77,640 | - | 5,166 | 4.0 | 82,806 | 46,422 |
| Other technical installations | 28,342 | - | - | 13 | 28,355 | 19,027 | - | 975 | 6.7 | 20,002 | 8,353 |
| Subtotal assets related to natural gas transportation service | 5,123,976 | - | - | 103,799 | 5,227,775 | 2,207,948 | - | 163,995 | | 2,371,943 | 2,855,832 |
| Assets related to natural gas upstream service | 205,084 | - | - | 689 | 205,773 | 103,669 | - | 7,998 | 2.2 to 25 | 111,667 | 94,106 |
| Assets related to liquids production and commercialization service | 677,111 | - | - | 18,437 | 695,548 | 483,606 | - | 42,821 | 5.9 | 526,427 | 169,121 |
| Lands | 6,279 | - | - | - | 6,279 | - | - | - | - | - | 6,279 |
| Buildings and constructions | 184,665 | - | - | 11,539 | 196,204 | 93,198 | - | 4,502 | 2.0 | 97,700 | 98,504 |
| Fittings and features in building | 5,692 | - | - | 28,283 | 33,975 | 3,539 | - | 780 | 4.0 | 4,319 | 29,656 |
| Machinery, equipment and tools | 43,036 | 3,381 | 253 | 753 | 46,917 | 34,941 | 253 | 1,712 | 6.7 to 20 | 36,400 | 10,517 |
| Computers and Telecommunication systems | 363,374 | - | - | 26,405 | 389,779 | 264,435 | - | 21,916 | 6.7 to 20 | 286,351 | 103,428 |
| Vehicles | 28,122 | 3,549 | 607 | - | 31,064 | 19,210 | 607 | 2,968 | 10 and 20 | 21,571 | 9,493 |
| Furniture | 13,147 | - | - | - | 13,147 | 12,645 | - | 98 | 10 | 12,743 | 404 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 91,233 | - | 7,521 | 4 | 98,754 | 78,518 |
| Materials | 226,701 | 112,846 | 3,916 | (48,954) | 286,677 | - | - | - | - | - | 286,677 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 |
| Works in progress | 214,619 | 253,614 | - | (140,951) | 327,282 | - | - | - | - | - | 327,282 |
| Total 2014 | 7,282,950 | 373,390 | 4,776 | - | 7,651,564 | 3,316,042 | 860 | 254,311 | | 3,569,493 | 4,082,071 |

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.

LOANS

Short-term and long-term loans as of December 31, 2015 and 2014 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of December 31, 2015 and 2014 is the following:

The maturities of the current and non-current loans as of December 31, 2015 are as follows:

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

On January 10, 2014, TGS launched an offer to exchange its outstanding 2007 Notes for newly issued notes under the 2014 Global Program (the “2014 Global Program”), as it is described below. The period of acceptance of this offer expired on February 7, 2014. The percentage of acceptance received amounted to 67%. As a result of the exchange, a total US$ 123,283,000 of the 2007 Notes remained outstanding and thus, the amortization payments are expected to amount to US$ 30,820,750. After its first amortization in May 2014, as December 31, 2015, 2007 Notes amounted to US$ 61,641,500.

The amortized cost of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the December 31, 2015.

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

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason, on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of US$255,451,506 under its 2014 Program. The main conditions of 2014 Notes are as follows:

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

The amortized cost are based on cash flows discounted at an effective rate of 10.126%.

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

The fair value of such loans is equivalent to their book value. The amortized cost are based on discounted cash flows at an effective rate of 15.25% for the loans received from Banco Macro S.A. and Banco Itau Argentina S.A.

The current terms of the Company’s interest- bearing borrowings as of December 31, 2014 has been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2015, 2014 and 2013 is as follows:

The analysis of the net deferred tax assets and liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2015 and 2014 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2015, 2014 and 2013 as follows:

Cumulative tax loss carryforwards recorded by the Company that are pending at year end may be offset against taxable income in future years, according to the following detail:

Year	Amount	Expiration Date
2015 tax loss carryforward (estimated)	168,383	2020
Cumulative tax loss carryforward	168,383

The realization of deferred tax assets, including those mentioned losses, depends on the generation of future taxable income during the years in which temporary differences become deductible. To determine the realization of deferred tax assets, the Company considers the reversal of deferred tax liabilities, tax planning and projections of future taxable profits based on its best estimate in accordance with the guidelines set out in Note 5.d). Based on these projections, the Company estimates that as of December 31, 2015 it is probable that all deferred tax assets are made.

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

As regards to the revenue derived from the Natural Gas Transportation segment, under Public Emergency and Reform of the Foreign Exchange System Law No. 25,561 (the “Public Emergency Law”), the tariffs charged by the Company are currently denominated in Argentine pesos. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into Argentine pesos and fixed at an exchange rate of Ps. 1.00 = US$ l.00 even as the Argentine peso was allowed to devalue against the US dollar. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 84%, 83% and 90% of the segment’s total revenues for both the years ended December 31, 2015, 2014 and 2013, respectively. Total revenues denominated in Argentine Pesos accounted for 39%, 35% and 29% for the years ended December 31, 2015, 2014 and 2013, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2015, 2014 and 2013 would have decreased the Company’s income before tax for the year in approximately Ps. 244,418, Ps. 196,725 and Ps. 187,569, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

Derivative Financial Instruments

To mitigate the foreign exchange risk, during the years 2015 and 2014, the Company entered into forward purchase of US dollars, as well as investments in mutual funds linked to the US dollar in order to cover the exposure to the risk associated with the foreign exchange rate derived from its financial debt.

At the end of this year, the net position is buying US dollars amounting to US$ 52.5 million at a weighted average exchange rate of Ps. 11.65 which due in May 2016. The fair value of these contracts as of December 31, 2015 amounted to a net asset position of Ps. 128,125, which is disclosed under the item “Derivative financial instruments” in the Statement of Financial Position. Such contracts are guaranteed by Ps. 29,910 which are disclosed under "Other Receivables."

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

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2015 and 2014:

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

Based on the volume of sales for the years ended December 31, 2015, 2014 and 2013, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 151,299, Ps. 69,228 and Ps. 36,723, respectively.

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

Furthermore, due to the sharp decrease in the international price of the ethane, the gap between the selling price of TGS has increased against the price offer by the alternative Polisur’s alternative supplier. This gap, plus the expiration of the contract, it would be expected that the risk of lower  price or volumes of ethane sales could be considered high.

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

As of December 31, 2015 and 2014 the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and to Petrobras Argentina (one of the shareholders of CIESA). Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues	Trade receivables
MetroGAS	268,626	28,511	194,904	20,001	183,724	18,108
Camuzzi Gas Pampeana S.A.	154,209	16,480	108,668	22,433	99,601	19,467
Gas Natural BAN S.A. (“BAN”)	110,259	12,185	78,913	8,501	70,614	7,167
Petrobras Argentina	27,681	29,348	30,192	13,517	31,698	3,706
Camuzzi Gas del Sur S.A.	36,614	3,939	26,296	2,905	23,934	4,662

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2015, 2014 and 2013 are as follows:

	2015		2014		2013
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues	Trade receivables
Polisur	1,298,152	346,197	1,055,582	89,148	735,380	93,845
Petredec	254,061	29,435	944,233	42,989	411,127	131,329
Petroleo Brasileiro	95,618	25,475	627,468	25,475	343,150	39,573
Petrobras Global	44,058	-	-	-	373,791	-
Braskem Netherlands B.V.	135,971	35,996	-	-	-	-
Trafigura Beheer B.V.	159,911	-	-	-	-	-
Geogas Trading S.A.	112,392	33,796	83,134	-	-	-

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) loans granted to related parties, (iii) other financial assets at fair value through profit or loss, (iv) trade receivables, (v) other receivables and (vi) derivate financial instruments, as of December 31, 2015 and 2014:

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

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	(In thousands of pesos)	Credit rate
Time deposits	51,058	BBB-
Time deposits	143,252	CCC
Time deposits	144,684	CCC-
Mutual funds	22,891	A
Mutual funds	17,873	AA+
Mutual funds	82,009	AA
Mutual funds	44	AAA
Public Bonds	2,863	CCC

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

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables, derivative financial instruments and loans as of December 31, 2015 and 2014. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

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

During the year ended December 31, 2015 and 2014, the gearing ratio was as follows:

	2015	2014
Total Loans (note 12)	3,335,192	2,465,689
Total Equity	1,695,434	1,867,543
Total Capital	5,030,926	4,333,232
Gearing ratio	0.66	0.57

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

The categories of financial assets and liabilities as of December 31, 2015 and 2014 are as follows:

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

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2015, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2015 and 2014:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2015 and 2014, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and 2014 Notes at December 31, 2015 and 2014 based on their quoted market price:

16.

REGULATORY FRAMEWORK

a)

General framework of the regulated segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created the Ente Nacional Regulador del Gas (“ENARGAS”), which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs.  On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining of Argentina repealed the Resolution 2000/2005 of the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TGS License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which TGS, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

General tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2017, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. As provided in the Public Emergency Law, TGS should reach a consensus with the UNIREN on the modalities, terms and dates for signing the comprehensive agreement before its due date. In the event that such a consensus is not reached, UNIREN will submit a report to the Executive Branch with recommendations of the next steps to follow in the future.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It establishes the dissolution of the UNIREN and transfers to each ministry the responsibility to renegotiate public service agreements. In our case, the assumption of UNIREN duties will be by the Ministry of Energy and Mining together with the Ministry of Economy and Public Finance.

Transitional Agreement

On October 9, 2008, TGS signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “Transitional Agreement”). On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. This administrative act did not become effective promptly and because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of MPFIPyS, based on Resolution No. 2000/2005 of MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) under the terms of the Article 43 of the National Constitution and Law No. 16,986, against the ENARGAS and the SCyCG, in order to obtain the implementation of the new tariff schedule, which had favorable reception in court.

On April 7, 2014, ENARGAS issued Resolution No. I-2852 (the “Resolution No. I-2852”) containing the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates. This tariff increase was established in a progressive scheme beginning with an 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. These tariff increases were not enough to effectively support the increasing operating costs in the natural gas transportation business segment. Over the past 15 years, the Consumer Price Index has increased by 582.6%, while the Wholesale Price Index rose 828.6% and the Salary Index jumped by 1,323.1%.

On June 5, 2015, ENARGAS issued Resolution No. 3347, complementary to Resolution No. I-2852, which approves an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. This increase represents to TGS a transitional increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Charge of Access and Use ("CAU").

These increases represent a partial recognition of prior administrative claims made by the Company but they were not enough to alleviate the constant increase in the operating costs. TGS will continue with the corresponding actions towards safeguarding its rights, including those necessary to accomplish the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”).

On December 19, 2014 and due to the delay in implementing the provisions of Decree No. 1918/09, the Company filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Argentine government claiming damages for the failure to implement the retroactive increase provisions of the Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU.

On the other hand, with respect to the execution process corresponding to the appeal initiated in September 2010, TGS filed an acción de amparo against ENARGAS and SCyCG asking for implementation of the new tariff increase schedule. On September 19, 2014, the judge of the First Instance rejected TGS’ request that ENARGAS publish the tariff schedule, alleging that after the issuance of resolution I-2852, said organism has complied with the publication of the tariff schedule authorized in Decree No. 1,918/09. Therefore, on September 25, 2014 TGS filed an appeal before the national Chamber for Federal Administrative Law Disputes of the City of Buenos Aires. This appeal was dismissed on November 18, 2015.

After the change of the national government authorities in December 2015, the Company is negotiating an additional transitional tariff increase with no certain implementation date.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Integral Renegotiation Agreement

In October 2008, TGS received an integral license renegotiation agreement from UNIREN (which included the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity required for the Argentine Government was unable to provide.

In October 2011, TGS received a new proposal from UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. In August 2011 TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement. UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally required the order of quick sentence.

Given the lack of progress in the administrative procedure in MPFIPyS, on December 29, 2014, TGS filed a preliminary administrative appeal under the terms of article 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the recomposition of the tariff.

In October 2015, the Company and the UNIREN signed a new version of the Integral Renegotiation Agreement to incorporate as legal predecessor the Resolution 3347. The sustainable recovery of the transportation of natural gas business segment, which within the national energy matrix is strategic for the development of the Argentine economy, will depend on the effective implementation of the Integral Renegotiation Agreement. As of the date of issuance of these consolidated financial statements there is no certainty of when the Integral Renegotiation Agreement shall be subscribed and implemented by the Argentine Government.

Acquisition of the Rights of Arbitration Proceedings

In November 2005, in response to the requirement made by the UNIREN, Ponderosa Assets L.P., as an indirect shareholder of TGS and CIESA, informed a claim that was filed jointly with Enron Corp. against the Argentine Government under the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted.

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. In October, 2011, Pampa acquired the rights under the arbitration proceeding (the "Rights of the arbitration proceeding") which include the powers to suspend, monitor and withdraw from arbitration proceedings.

Through the enactment of Resolutions No. I-2852 and No. I-3347 and after having verified its effectiveness, the Transitional Agreement was implemented between the Company and UNIREN in October 2008, and thus, the condition provided by the loan awarded by TGS to Pampa Energía that consists of its compulsory cancellation by transferring the rights acquired by Pampa with the proceeds of the Loan in respect of the arbitration proceeding initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the Arbitration Proceeding"). The rights acquired under the arbitration proceeding (the "Rights of the arbitration proceeding") include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding by TGS was implemented through the transfer to a trust established abroad of which TGS shall be its beneficiary.

As of the date of issuance of these consolidated financial statements, as agreed with the National Government, the Arbitration Proceeding is suspended until April 12, 2016.

The exercise of the Rights of the arbitration proceeding allows TGS to continue with the tariff renegotiation process and comply with the conditions for the signing and implementation of the Integral Renegotiation Agreement by the Executive Branch and the new rate schedules resulting from the Integral tariff Review process provided therein. In accordance with the terms and conditions of the Integral Renegotiation Agreement, TGS may suspend and subsequently abandon those claims brought against Argentina for the lack of tariff adjustments by the Producer Price Index ("PPI") following the enactment of Law No. 25,561.

According to IFRS, the Rights of the arbitration proceeding do not qualify to be recognized as an asset in the financial statements of the Company. Consequently, they were recognized and classified under "Other Operating (loss) / Income" in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324,390.

b)

  Regulatory Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, Law No. 26,020 creates the framework through which the Federal Energy Bureau establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the Federal Energy Bureau periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau. Both replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015) creating a new framework for the selling of LPG bottles to residential users (the “New Program”).

In line with the Stabilization Agreement, the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer, in order to guarantee sufficient supply of LPG to low-income residential users, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the New Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program. Notes 547/15 and 612/15 of the Federal Energy Bureau notified the volumes to be sold by TGS during 2015.

Participation in the New Program requires producing and selling LPG volumes required by the Federal Energy Bureau at prices significantly below the market. Because of this requirement, it is difficult to cover production costs and therefore obtaining a negative operating margin. It is impossible to sustain this situation in the future and TGS is conducting talks with the National Government to find an immediate solution.

Regarding the Stabilization Agreement, the payment of the amounts associated with the supply of the months of February and March 2015 are still owed to TGS, and thus, on September 15, 2015 a claim was formally presented before the Federal Energy Bureau intimating the cancellation.

On June 3, 2015, the Company filed a motion for reconsideration against the provisions of Federal Energy Bureau regarding volumes of LPG provided during 2015 under the New Program. Additionally, on August 18, 2015, TGS lodged a claim which disputed Resolutions 49/15 and 70/15.

In addition, on March 16, 2015, Resolution No. 792/05 has been replaced by the Federal Energy Bureau issuing Resolution No. 36/2015. This new resolution updates the export parity price for the LPG sold in the domestic market to those clients not included under the scope of the New Program since April 1, 2015.

Regarding the supply of propane for distribution networks, TGS has complied with the agreement entered in 2003 with the National Government and the successive extensions thereto. By means of the mentioned agreement, the Federal Energy Bureau outlined the prices and the procedures through which participating companies are remunerated.  As of the date of the issuance of these consolidated financial statements, the agreement extension corresponding to the period May 2015- April 2016 has not been signed by the parties yet. Notwithstanding the aforementioned, TGS continued supplying the product at the request of the National Government.

Due to a delay in the collection of the compensation mentioned above, which as of December 31, 2015 amounted to Ps. 114.4 million, in August and November 2015, TGS filed payment default notices to the Federal Energy Bureau. As of the date of the issuance of these consolidated financial statements, no formal response has been given to the mentioned payment default notices.

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in Decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “natural gas processing tariff charge”).

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

Should this situation disclosed in Note 17.d was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

International market

Exports of natural gasoline and LPG have been subject to a withholding regime consistent in the application of a percentage tax on exported amounts varying depending on the FOB price of them. In this context, Resolution No. 394/2007 and No. 127/2008 of the Ministry of Economy and Production disposed this determination.

Under the current framework in which the activities of this business segment are developed, the national government introduced amendments to the rates in force.

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including the natural gasoline sold by TGS. The new withholding tax on exports regime considers the price of Brent crude oil less 8 US$/bbl (“IP”) as a reference price to determine the applicable rate. When the IP is less than 71 US$/bbl the nominal rate of the withholding tax on export for the natural gasoline will be 1%. When the IP is greater than 71 US$/bbl, the rate will be (IP- 70) / 70 x 100. Thus far during 2015, IP has been below US$ 71/bbl, so the applicable nominal rate for the exports of natural gasoline has been 1%.

On February 25, 2015, the Ministry of Economy issued Resolution No. 60/2015. This resolution modified the variable export withholding tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than US$ 464 and US$ 478 (the “reference value”) per metric ton, respectively. If the propane and butane international prices are higher than the reference value, tax rate applicable to the selling price is calculated on a sliding scale according the amount by which the selling price exceeds the cut-off value of US$ 460 and US$ 473 per metric ton, respectively.

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

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2015, the incremental transportation capacity was 307 MMcf/d after the works came into service.

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

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 32.4 million (including accrued interest) as of December 31, 2015 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

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

As of December 31, 2015 and 2014, TGS’ common stock was as follows:

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

On October 5, 2015, the Argentine Congress passed law No. 27,181. It declared of public interest the protection of the National Government’s shareholdings that are part, among others, of the investment portfolio of the Fondo de Garantía de Sustentabilidad. To such effect, the Argentine Agency of Government Investments in Companies was created as an enforcement authority.

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

TGS filed an appeal of this decision in May 2007 before the Province of Buenos Aires Court to obtain the exemption arguing that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, the Company was notified of a ruling adverse to us. On December 22, 2014, TGS filed an appeal against this sentence. As of the date of these Financial Statements, the Court has not issued a final decision.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax Court partially upheld TGS’s complaint. As of the date of these Financial Statements, the final settlement is still pending.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

TGS unsuccessfully argued that the prescribed period was time limit. Subsequently, on August 5, 2015, the Court of First Instance upheld the time limit exception raised by TGS, which was appealed by ARBA. Currently, the record is for judgment by the Court of Appeals.

As of December 31, 2015, 2014 and 2013, TGS maintains a provision of Ps. 14.9 million, Ps. 21.1 million and Ps. 43.3 million, respectively.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by TGS as fuel to render our transportation services. Several lawsuits have been initiated against TGS, which were concluded in a manner adverse to us. In this respect, after having paid the amounts claimed in previous years, the Company has begun a tax recovery appeal process to claim from the provinces of Neuquén, Rio Negro, Santa Cruz and Tierra del Fuego a total amount of Ps. 2.9 million, Ps. 0.7 million, Ps. 8.4 million and Ps. 11.2 million, respectively.

During the year 2015, after the rejection of the tax debt claims presented by the Tax Bureau of the Province of Tierra del Fuego, e Islas del Atlántico Sur, in November 2015, the Company paid an amount of Ps. 40.4 million canceling the total debt claimed by the 2002-2007 fiscal years and the period January 2008 to March 2013.

As of December 31, 2015, 2014 and 2013, the Company recorded a provision of Ps. 127.8 million, Ps. 120.8 million and Ps. 85.9 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorably for the Company.

In accordance with the provisions of the License, TGS has a right to recover it by a transportation tariff increase. To that end, TGS has initiated the corresponding administrative processes before ENARGAS.

c)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On July 10, 2012, TGS obtained a preliminary injunction against the Resolutions from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires. The preliminary injunction, ordered the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge calculated pursuant to both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of the Resolutions.

ENARGAS and the Government appealed the granting of the decision to the Court of Appeals in administrative federal matters. On December 21, 2012, TGS expanded the grounds of our demand and requested that the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

The basis for our claims is that the Resolutions violate the constitutional principles that govern the matter and annulment of administrative acts, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This was the basis adopted by the presiding judge to issue the previously mentioned injunction. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. On March 27, 2015 the Lower Court in administrative federal matters based in the City of Buenos Aires, extended the preliminary injunction for a new period of six months. Thus, the new injunction expires in April 2016.

Given the limited duration of the injunction, TGS filed an appeal before the Supreme Court. Additionally, ENARGAS and the Ministry of Federal Planning and Public Investment lodged appeals with respect to the granting of the injunction. On December 9, 2015, the Supreme Court rejected the appeals filed complaint by the parties and thus, the injunction was granted to TGS.

Furthermore, TGS to broaden the basis for their demand after the enactment of Law No. 26,784 which amended Law No. 26,095 so as to include the natural gas processing tariff charge under the taxes the creation of which was delegated to the Executive Branch by the National Congress, TGS has referred to the presiding judge the confiscatory character that the tariff charge would have on its economic and financial condition. As of the date of issuance of the consolidated financial statements, such proceedings are open.

In addition, on September 21, 2015, the court rejected the request by ENARGAS to declare the prosecution abstract and the injunction without effect.

TGS’s Management believes it has sufficient valid arguments to defend our position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of this Annual Report. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2015, taking into account the possibility of carryforward of the charge to the sales price of the product, would have implied a net loss of Ps. 177.3 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 549.5 million.

d)

Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. Our claim was not heard after three months, so on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. As of the date of the issuance of these consolidated financial statements, the case is in evidence stage.

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

e)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2015, 2014 and 2013 the total amount of these provision amounted Ps. 7.3 million, Ps. 8.3 million and Ps. 9.7 million, respectively.

f)

Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of our operations to date. As of December 31, 2015, 2014 and 2013 the total amount of these provisions amounted to Ps. 0.1 million, respectively.

g)

Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by Pan American Energy Sucursal Argentina and Pan American Sur SA (the "applicants") related to the execution of three natural gas processing contracts between the applicants and the Company (the “Agreements”). On April 4, 2016, TGS was notified of the beginning of the corresponding demand, to which TGS must respond on or before August 17, 2016.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, as a result of which  they received lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2016 is claimed to be equal to US$ 163 million, plus interest (the "Claim").

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contract provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore TGS believes that the amount claimed is not supportable.

The Company, jointly with technical experts and its legal counsel, continues to review the Claim as it prepares to respond to the demand for arbitration.  Management believes that TGS has meritorious defenses to the Claim and intends to assert such defenses vigorously. Given the present stage of the arbitration process, as of the date of issuance of these financial statements, TGS cannot predict the outcome of this proceeding.

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

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

Commercial transactions

In the normal course of business, the Company holds with Petrolera Pampa SA and Petrobras Argentina, agreements to transfer natural gas and richness. The price, which is denominated in US dollars, is determined according to common practices.

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

Financial transactions

Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the “Call Option Agreement”. Additionally, to guarantee compliance with its obligations, Pampa Energía created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. the Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity of the loan agreement, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, including:

iv)

Extension of the expiration date until October 6, 2014, with the option to an automatically renew for one additional period of one year. Due to this, the expiration date was extended to October 6, 2015.

v)

Prior to the expiration date, the loan must be paid or prepaid compulsorily by the assignment of rights and obligations to us of the claim assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) we have received: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

vi)

An annual interest rate was of 6.8% plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, the Board of Directors of the Company approved the acquisition of the Rights of the arbitration proceedings. For further information, see Note 16.a "Regulatory Framework - General framework of the regulated segment. - Acquisition of the Rights of Arbitration Proceedings"

As of December 31, 2015 and 2014, the loan granted to Pampa Energía was exposed in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2015 and 2014 were Ps. 27,280 and Ps. 20,637, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2015 and 2014 is as follows:

The detail of significant transactions with related parties for the years ended December 31, 2015, 2014 and 2013 is as follows:

Year ended December 31, 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2014:

Year ended December 31, 2013:

20.   CONTRACTUAL OBLIGATIONS

As of December 31, 2015, the Company had the following contractual commitments:

Approximately the 99.7% of the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2015 (US$ 1.00 = Ps. 13.04). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

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

TGS Board of Directors’ meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS.

22.   SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on February 24, 2016.

No subsequent events between the end of the fiscal year ended December 31, 2015 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the mentioned below:

Dividend payment

The Board Meeting held on January 13, 2016 decided to pay a cash dividend by means of the total dissolution of the Reserve for future dividends for Ps. 99,734 according to the powers delegated by the Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2015.

Legal claims

Action for annulment of ENARGAS the Resolutions (Note 18 c.)

On March 17, 2016, the Lower Court in administrative federal matters based in the City of Buenos Aires, extended the preliminary injunction for a new period of six months. Thus, the new injunction expires in September 2016.

In addition, pursuant Resolution No. 28/2016 issued by the Ministry of Energy on March 28, 2016, it decided to derogate all the administrative actions taken to set the applicable amount to the natural gas import charge. Although, Resolution No. 28/2016 results applicable since April 1, 2016, the Company will continue with the constitutional challenge filed against the Resolutions.

Regulatory framework

On February 24, 2016, jointly with the Ministry of Energy and the MHF we signed a new Transitional Agreement (“2016 Transitional Agreement”). It sets the guidelines to conclude with the Integral Tariff Review and to receive an additional transitional increase on our tariff applicable to the Natural Gas Transportation business segment.

On March 31, 2016, the ENARGAS issued Resolution No. I-3724/2016 (“Resolution No. 3724”) which granted to TGS a 200.1% tariff increase effective as from April 1, 2016. It was conceded to attend to TGS’s financial and operational needs as well to comply with a mandatory investment plan (the “Investment Plan”). The Investment Plan implies future capital expenditures of Ps. 794.3 million overseen by the ENARGAS to be executed by TGS until March 2017.

The transitional increase will be in force until the Integral Renegotiation Agreement will be signed, which according to the 2016 Transitional Agreement would be in the next 12 months after the issuance of the  Resolution No. 3724.

In addition, following Section 10 of Resolution No. 3724 and as per the 2016 Transitional Agreement, TGS shall not be allowed to pay dividends without the ENARGAS’ prior authorization, to which end evidence of compliance with the Investment Plan shall be submitted.

Annual Ordinary Shareholders’ Meeting

On April 20, 2016, the Annual Ordinary Shareholders’ Meeting approved the creation of a new voluntary reserve for Capital Expenditures Reserve of Ps. 2.9 million.

Negotiation of the indirect participation in the Company

On March 2, 2016, Pampa Energía disclosed their agreement with Petroleo Brasileiro S.A. (“Petrobras”) to a 30-day exclusivity period, which could be extended for another 30 days, to continue their negotiations for the acquisition of Petrobras’s capital and voting stocks in Petrobras Argentina, the holder of the 50% voting rights on CIESA. On April 8, 2016, Pampa Energía disclosed that negotiations with Petrobras for the sale of the controlling share in Petrobras Argentina would continue for another 30 days.

In each of its press releases related to the potential sale of its controlling interest, Petrobras has stated that any such transaction’s terms and conditions would be subject to approval by its executive board and its board of directors, as well as by the relevant regulatory entities.

In addition, on March 9, 2016, Pampa disclosed that, as part of its ongoing evaluation of its corporate strategy, and taking into consideration the negotiations to acquire Petrobras Argentina, its board of directors had approved the commencement of negotiations for the sale of its indirect stake in us. On April 22, 2016, Pampa disclosed that it had agreed to a 45-day exclusivity period with Harz Energy, a subsidiary of Grupo Neuss, in order to negotiate the sale of Pampa’s ownership of, and any direct or indirect rights that it has in, TGS.

23.  INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 of the CNV, TGS informs that by February 24, 2016, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

Endnotes

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2015 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

NGL Production Plant

   Austral Basin

  Golfo
San Jorge Basin

Neuquina

Basin

Cuyana

Basin

Noroeste

Basin