Form 20-F
period 2016-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2017-04-25
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2016

OR

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________.

OR

☐
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
Class “A” Shares, par value Ps.1 each	405,192,594
Class “B” Shares, par value Ps.1 each	389,302,689
794,495,283

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	☐	No	☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ___☐

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which bases of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

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

Financial Statements

The audited consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 included in this Annual Report (our “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These standards have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations.

We fully adopted IFRS for the first time for our financial year ended December 31, 2013. All IFRS standards effective at the date of the preparation of our Financial Statements were applied. The opening IFRS statement of financial position was prepared as of our Transition Date of January 1, 2012 (“Transition Date”).

Our Financial Statements have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm. The report of PwC, dated April 25, 2017, is included in this Annual Report.

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

i

Forward-looking statements include, but are not limited to, the following:

●
statements regarding changes in general economic, business, political or other conditions in Argentina;

●
estimates relating to future tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (“LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services respectively produced and provided in our other non-regulated businesses;

●
statements regarding expected future political developments in Argentina and expected future developments regarding the license granted to us by the Argentine Government (“Government”) to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the renegotiation process of the License with the Government, principally, the adoption of a new revised scheme of tariffs, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”), the legal framework for the local provision of LPG with the Ministry of Energy and Mining (“Ministry of Energy”) (formerly known as the Federal Energy Bureau (“Federal Energy Bureau”)), and any other applicable governmental authority that may affect us and our business;

●
risks and uncertainties with respect to labor relations in Argentina;

●
statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion;

●
estimates of our future level of capital expenditures, including those required by ENARGAS and other governmental authorities; and

●
the risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

●
the impact of the Public Emergency Law No. 25,561 (“Public Emergency Law”) enacted by the Government in January 2002, as amended from time to time, which, among other effects, ended the U.S. dollar-peso parity and resulted in the amendment of the Convertibility Law No. 23,928 and Decree No. 529/01 (collectively, “Convertibility Law”);

●
risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and reported financial results;

●
risks and uncertainties associated with our non-regulated business, including those related to international and local prices of Liquids, taxes, cost and restrictions on the supply of natural gas and other restrictions imposed on Liquids exports, our ability to renegotiate our agreements with customers and possible increased Government regulation of the Liquids industry;

●
risks and uncertainties resulting from past Government regulations that affected our business or financial condition or results of operations, such as the prohibition on tariff increases related to our natural gas transportation segment, restrictions on payments abroad and exchange controls;

●
capital expenditures effectively required by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes, including the risk that we may be forced to make investments or take other actions that are not profitable or are not as commercially attractive as other actions;

ii

●
risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

●
risks and uncertainties resulting from the prospect of additional Government regulation or other Government involvement in our business;

●
developments in legal and administrative proceedings involving us and our affiliates;

●
changes to or revocation of our License; and

●
risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us.

Our actual results may differ materially from the results anticipated in the forward-looking statements contained in this Annual Report because such statements, by their nature, involve estimates, assumptions and uncertainties. These forward-looking statements speak only as of the date of this Annual Report and we do not undertake any obligation to update any forward-looking statement or other information contained in this Annual Report to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events.

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

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Consolidated Statement of Comprehensive Income Data:
Revenues from sales (1)	7,402,172	4,226,569	4,303,971	2,864,986	2,574,968
Operating profit	2,231,821	688,247	932,514	706,632	701,767
Net financial results	(813,361)	(974,163)	(765,650)	(532,729)	(342,428)
Net income before income tax	1,419,982	(285,662)	169,754	173,387	359,544
Total comprehensive income / (loss) for the year	930,678	(172,109)	104,988	107,506	232,747
Total comprehensive income / (loss) for the year attributable to:
Owners of the Company	930,675	(172,109)	104,983	107,504	232,747
Non-controlling interest	3	-	5	2	-
Per Share Data:(2)
Net income per share	1.17	(0.22)	0.13	0.14	0.29
Net income per ADS	5.86	(1.08)	0.66	0.68	1.46

(1)
Includes Ps. 2,087,191, Ps. 1,013,998, Ps. 744,089, Ps. 661,023 and Ps. 603,355 of gas transportation net revenues, Ps. 4,768,326, Ps. 2,907,770, Ps. 3,243,299, Ps. 2,065,321 and Ps. 1,835,738 of liquids production and commercialization net revenues, Ps. 546,655, Ps. 304,801, Ps. 316,583, Ps. 138,642 and Ps. 135,875 for the other services and telecommunications net revenues for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.
(2)
Net income per share under IFRS has been calculated using the weighted average shares outstanding. Each ADS represents five shares.

	As of December 31,
	2016	2015	2014	2013	2012
	(in thousands of pesos, except per share and per ADS amounts and common stock or as otherwise indicated)
Balance Sheet Data:
Total current assets	3,347,071	2,230,219	1,958,963	1,803,063	1,502,544
Property, plant and equipment, net	5,333,344	4,219,520	4,082,071	3,966,908	3,948,031
Total non-current assets	5,584,261	4,416,358	4,215,457	4,269,847	4,050,181
Total assets	8,931,332	6,646,577	6,174,420	6,072,910	5,552,725
Total current liabilities	1,902,948	1,320,581	1,251,754	1,347,734	829,777
Total non-current liabilities	4,502,006	3,630,562	3,055,123	2,702,094	2,689,081
Total liabilities	6,404,954	4,951,143	4,306,877	4,049,828	3,518,858
Non-controlling interest	9	6	6	3	1
Shareholders’ equity	2,526,378	1,695,434	1,867,543	2,023,082	2,033,867
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment(1)	1,407,823	407,323	373,390	265,685	200,944
Depreciation	286,798	261,393	254,311	242,917	233,670
Number of outstanding shares	794,495,283	794,495,283	794,495,283	794,495,283	794,495,283

(1)
Represents additions to property, plant and equipment (including works in progress). For information by business segment, see Note 7 (Consolidated Business Segment Information) to our Financial Statements, included in this Annual Report.

Dividends

A summary of the dividends declared during the last five years is set forth below:

	Millions of Ps. (1)	Ps. per share (1)	Millions of US$ (2)	US$ per share (2)	US$ per ADS (2)
2013	-	-	-	-	-
2014(3)	260.5	0.328	30.5	0.038	0.192
2015	-	-	-	-	-
2016(4)	99.7	0.125	7.1	0.009	0.045
2017	-	-	-	-	-
(1) Stated in Ps. as of the payment date.
(2) Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date, except that the amount of the dividends payment declared but unpaid as of December 31, 2014 was translated from pesos at the selling exchange rate at such date.
 (3) The Future Dividend Payment Reserve created by the General Annual Shareholders’ Meeting held on April 30, 2014 was fully released by the Board of Directors’ meeting held on November 26, 2014, which approved cash dividend payments.
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

To that extent, the Board of Directors must annually submit our financial statements for the preceding fiscal year, together with reports thereon by our statutory committee (“Statutory Committee”), for the consideration and approval of the shareholders at the General Annual Shareholders’ Meeting which must be held annually to approve our financial statements and determine the allocation of net income for such year. In the case of listed companies, such as us, this meeting must take place before the end of April. Pursuant to the General Companies Law, companies are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income, as long as there is no unappropriated retained deficit. If there is such a retained deficit, 5% should be calculated on any excess of the net income over the no unappropriated retained deficit. This allocation is only legally required until the aggregate amount of such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Cumulative inflation adjustment to common stock”, as shown on our Consolidated Statement of Changes in Shareholders’ Equity (“Adjusted Common Stock Nominal Value”). If the Legal Reserve amount is reduced, we must restore it before making any dividend payment. The Legal Reserve is not available for distribution as a dividend.

Pursuant to our articles of association (“By-laws”), after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The balance of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. The dividend must be paid within 10 business days of the decision. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

The General Annual Shareholders’ Meeting held on April 20, 2016 (the “2016 Shareholders’ Meeting”) approved the creation of a new voluntary reserve for capital expenditures of Ps. 2.9 million. Our financial statements for the year ended December 31, 2015 showed a comprehensive loss. As a result, under the General Companies Law we were not required to allocate any amount to the Legal Reserve.

The General Annual Shareholders’ Meeting to be held on April 26, 2017 (the “2017 Shareholders’ Meeting”) will consider the allocation of the net income for the fiscal year ended December 31, 2016. As our 2016 Financial Statements showed a comprehensive income, we have to allocate a sum to the Legal Reserve. A portion of the income for 2016, Ps. 21.5 million, must be allocated to the Legal Reserve, thereby increasing the amount of the Legal Reserve to Ps. 269.1 million, which represents 20.0% of the Adjusted Common Stock Nominal Value. The balance of the 2016 comprehensive net income may be allocated to dividends or to a voluntary reserve. The balance of the future capital expenditures reserve created by the 2016 Shareholders’ Meeting amounted to Ps. 2.9 million as of the date of this Annual Report. Pursuant to the Commercial Companies Law, the purpose of any voluntary reserve, once approved by shareholders, cannot be changed without the further approval of the shareholders.

Our existing debt instruments impose additional restrictions on our ability to pay dividends on our shares. We may pay dividends as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (i.e., the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the indentures for the 2014 Notes (as defined herein)) would be greater than or equal to 2.0:1; and (b) the consolidated debt ratio (ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (as each of the terms is defined in the indenture for the 2014 Notes)) would be less than or equal to 3.75:1. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

The transitional agreement signed on March 30, 2017 (the “2017 Transitional Agreement”) prohibits us from distributing dividends, without the prior authorization of ENARGAS, until the date on which the final tariff, which will result from the Integral Tariff Review process (“RTI”), are authorized by ENARGAS and become effective. For additional information see Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—The Public Emergency Law and Renegotiation Agreement.”

Under the General Companies Law, during a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of our Statutory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the General Companies Law and the By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class “B” Shares, par value Ps.1 each (the “Class B Shares”), on the Buenos Aires Stock Market (Bolsas y Mercados Argentinos (“BYMA”)) and, as a result, would likely affect the market price of our ADS on the New York Stock Exchange (“NYSE”) as well. In addition, such fluctuations will affect the U.S. dollar equivalent of peso amounts reported in this Annual Report. Currency fluctuations would also affect the U.S. dollar amounts received by holders of ADSs on conversion by the Bank of New York Mellon (the “Depositary”), pursuant to our deposit agreement signed between the Depositary and us, of cash dividends paid in pesos on the underlying Class B Shares.

On December 17, 2015, the BCRA issued Communication “A” 5850, which introduced several changes to the existing foreign exchange control regime. For additional information, see “Item 10. Additional Information—D. Exchange Controls.”

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2016	15.8680	14.9200	15.3463	15.8680
December 2016	16.0300	15.4970	15.8381	15.8900
January 2017	16.0800	15.8100	15.9093	15.8970
February 2017	15.8000	15.3600	15.5917	15.4800
March 2017	15.6350	15.3900	15.5176	15.3900
April 2017 (through April 21, 2017)	15.4900	15.1900	15.3296	15.4900

Year ended December 31,
2012	4.9180	4.3040	4.5532	4.9180
2013	6.5210	4.9250	5.4859	6.5210
2014	8.5570	6.5450	8.1195	8.5510
2015	13.4000	8.5550	9.2485	13.0400
2016	16.0300	13.2000	14.7807	15.8900

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the reported exchange rate on December 31 of each year or as otherwise indicated. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 21, 2017, the reported selling exchange rate was Ps. 15.49 = US$1.00.

Our results of operations and financial condition are highly susceptible to changes in the peso-U.S. dollar exchange rate because a significant portion of our annual revenues (43.1% of our total consolidated revenues from sales for the year ended December 31, 2016), most of our capital expenditures, substantially all of our liabilities and the cost of purchased natural gas used in our Liquids business are U.S. dollar denominated, but our primary assets are based in Argentina and our functional currency is the peso.

We will pay any cash dividends on our shares in Pesos, and exchange rate fluctuations could affect the U.S. Dollar amounts received by holders of American Depositary Shares (“ADSs”), on conversion by us or by the Depositary of these cash dividends. Fluctuations in the exchange rate between the Peso and the U.S. Dollar will also affect the U.S. Dollar equivalent of the Peso price of our shares on the BYMA and, as a result, can also affect the market price of the ADSs.

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

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or sociedad anónima, incorporated and organized under the laws of Argentina, and all of our operations and all of our operating assets are located in Argentina. For the year ended December 31, 2016, 43.1% of our consolidated revenues were peso-denominated. Conversely, substantially all of our indebtedness, most of our capital expenditures and the cost of the natural gas purchased to be processed in our liquids processing plant located at General Cerri Complex, in the Province of Buenos Aires (“Cerri Complex”) are U.S. dollar-denominated. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids.

Economic volatility in Argentina in recent decades has adversely affected and may continue to adversely affect our financial condition and results of operations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding tariff, spending and investment, and other regulatory initiatives increasing government involvement with economic activity; international conflicts; civil unrest; and local insecurity concerns.

Beginning in 2001, Argentina went through a period of severe political, economic and social crisis. The crisis resulted in Argentina defaulting on its foreign debt obligations in 2002, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso. Many private sector companies with foreign currency exposure, including us, defaulted on their outstanding debts. Since that crisis, Argentina has substantially increased its real Gross Domestic Product (“GDP”). However, after the 2008 global financial crisis, the Argentine economy suffered a slowdown attributable to local and external factors, including an extended drought affecting agricultural activities and the effects of the global financial crisis. According to data published by the Instituto Nacional de Estadísticas y Censos (the “INDEC”), growth in real GDP resumed in 2011, with the Argentine GDP increasing 8.4% in 2011, 0.8% in 2012 and 2.9% in 2013. For the year 2014, Argentina experienced a slowdown in real GDP growth showing an increase of 0.5%. During 2015, economic activity recovered slightly, as real GDP grew 2.1% during the year. In 2016, however, GDP fell 2.3%.

In addition, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, salaries and food prices, among other indicators. Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs, and negatively affected our results of operations and financial condition. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

In addition, other factors could adversely harm economic growth and future inflow of capitals necessary to support further economic growth in Argentina, such as:

●
Public debt continues to increase as a percentage of GDP, long-term credit is scarce and international financing remains limited;

●
Increasing public expenditures could result in fiscal deficits;

●
The political difficulties associated with reducing the burden on businesses of taxes and social contributions, which make costs of production in Argentina higher than those in the rest of the region;

●
The lack of necessary investments to develop oil and gas reserves and increase the production of natural gas and oil necessary to accompany the increase in economic activity;

●
The obstacles to reducing inflation, which in the past undermined Argentina economy and the capacity of the Argentina Government to create conditions for economic growth;

●
The increased distrust of business and political classes in Argentina, caused in part by measures taken in the past.

We cannot provide any assurance that economic, social and political events in Argentina, which are beyond our control, will not adversely affect our financial condition or results of operations, including our ability to service our debts or pay dividends.

High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our results of operations and our ability to reach credit markets.

The INDEC is statutorily the only institution in Argentina with the power to produce official nationwide statistics. In the past, inflation has undermined the Argentine economy and the Government’s ability to stimulate economic growth. According to inflation data published by the INDEC, from 2011 to 2014, the Argentine consumer price index (“CPI”) increased 9.2%, 10.5%, 10.6% and 23.9%, respectively; and 11.9% in the ten-month period ended October 31, 2015. The wholesale price index (“WPI”) increased 12.7%, 13.1%, 14.8% and 28.3%, respectively, and 10.6% in the ten-month period ended October 31, 2015. Significantly, higher prices for fuel and food, and higher salaries, among other indicators, evidenced these inflationary pressures.

In addition, there have been concerns in the past regarding the accuracy of the INDEC statistics. In 2007, the INDEC changed the way it calculated inflation statistics such as CPI and WPI. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Government intended to curb the increase of inflation. In addition, the International Monetary Fund (“IMF”) requested several times that Argentina clarify its inflation rates.

Despite consultations between the Government and the IMF regarding the reliability of the INDEC statistics, in February 2013, the IMF Executive Board issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

On February 13, 2014, the INDEC released a new inflation index (the “IPCNu”) that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. In June 2015, IMF Executive Board issued a statement affirming that Argentina was not yet in full compliance with Article VIII, Section 5 of the IMF Articles of Agreement, with respect to the accurate provision of CPI and GDP data to the IMF. The IMF also stated that specified actions called for by end-February 2015 had not yet been completely implemented. For this reason, the IMF Executive Board decided to extend the ongoing process by one year to give Argentina additional time to remedy the provision of inaccurate official data and to undertake an additional set of specified actions. Recently, the government appointed new officials to INDEC and expressed its intention to restore the credibility of this body. For this reason, the Government declared the national statistics emergency, and on November 9, 2016, the Executive Board of the IMF concluded consultation with Argentina.

Decree No. 55/2016 declared a state of administrative emergency in the national statistical system and in the INDEC, until December 31, 2016. Following this declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. Instead, the INDEC has released alternative CPI figures based on data published by the Province of San Luis and the City of Buenos Aires. These indexes reflected an increase in CPI of 26.9% and 31.6%, respectively, for 2015. For the first four months of 2016, these same alternative indexes have shown an increase 19.1% and 14.1%, respectively.

In June 2016, the INDEC began again to publish monthly CPI data. The reported increase in CPI for the period from May – December 2016 was 15.9%; as of the date of this Annual Report, however, the increase in CPI for the first four months of 2016 has not been published and there have been no indications from the INDEC or any other government agency as to the timeline for their publication. The WPI for the year 2016 increased by 34.5%, according to information published by the INDEC.

In addition, on June 29, 2016, the INDEC published recalculated historical GDP data dating back to 2014. According to this data, the estimated changes in GDP were 2.3% in 2013, (2.6%) in 2014, 2.4% in 2015 and (2.3%) in 2016.

The uncertainty relating to the inaccuracy of the economic indexes and rates in question could adversely affect our results of operations and financial conditions. Notwithstanding measures taken by the INDEC to address appropriate inflation statistics, some private economists estimate significantly higher inflation rates than those published by the INDEC for the period 2007 - 2015.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences to our business. A substantial increase in the value of the peso against the U.S. dollar could also present risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. Between 2011 and December 2015, the Government strengthened exchange controls in response to an increase of capital outflows as compared to inflows and to a drop in the commercial surplus. However, these controls were not able to prevent the decrease of international reserves of the BCRA between 2012 and 2015. In the past, the decrease in the BCRA’s reserves resulted in Argentina being vulnerable to inflation and external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

On December 17, 2015, the new Government administration, which took office in December 2015, implemented certain measures including the lifting of most of foreign exchange controls. As a result, the official exchange rate published by Banco Nación increased from Ps. 9.83 per U.S. dollar on December 16, 2015 to Ps. 13.95 per U.S. dollar on December 18, 2015. After these measures were taken, the value of the Argentine peso could freely fluctuate against the U.S. dollar. Therefore, we are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the costs that we incur in conducting our operations. See “Item 10. Additional Information—D. Exchange Controls.”

Further depreciation of the peso against the U.S. dollar would likely result in a material adverse effect on our business because of our exposure to financial debt in U.S. dollars. In addition, future devaluations could result in high inflation, reduce real wages, and adversely affect the Government’s ability to honor its foreign debt obligations. On the other hand, significant appreciation of the peso could harm the competitiveness of Argentina companies and lead to reduced exports.

As of March 31, 2017, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$247.5 million.

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

During recent years, the Government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. Although the new administration has reversed some of these measures, there is no guarantee that this trend will continue.

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (“Fondo de Garantía de Sustentabilidad” or “FGS”) to be managed by the Administración Nacional de la Seguridad Social (“ANSES”). Purchases of debt and equity instruments which previously could be placed with pension fund administrators are now entirely subject to the discretion of ANSES. ANSES has been entitled to designate government representatives to the boards of directors of these companies. ANSES currently holds 23.1% of our outstanding capital stock and has two representatives in our Board of Directors. On July 25, 2012, the Executive Branch issued Decree No. 1,278/12, which governed FGS representatives’ role in companies in which FGS had participation.

On October 5, 2015, the Argentine Congress passed law No. 27,181, declaring the protection of the Government’s shareholdings, including those forming part of the portfolio of the FGS, to be in the public interest, and creating the Argentine Agency of Government Investments in Companies as an enforcement authority. This agency was later replaced by the Secretary of Economic Policy and Development Planning of the Ministry of Finance (“MH”). This agency is in charge of implementing any policies and actions related to the exercise by the Argentine Government of any rights arising out of the shares it holds.

In June 2016, Argentine Congress passed Law No. 27,260, repealing or modifying earlier laws relating to the FGS. Among other things, Law No. 27,260 established that ANSES’ shareholding in public companies may not be sold, in most cases, without the prior authorization of the Argentine Congress if this sale represents a reduction in the FGS’s aggregate shareholding in public companies to below 7%.

Decree No 894/2016, which regulates Law No, 27,260, created the Secretary of Economic Policy and Development Planning. This new agency is responsible for executing policies relating to the exercise of rights corresponding to shareholdings of companies where the Government holds a minority interest. Decree No. 897/2016 states that the directors appointed by ANSES shall have the functions, duties and powers established by General Companies Law.

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

Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation and promote sustainable growth. For example, increases in the costs of services and labor could negatively affect our results of operations if we are not permitted to pass those costs along to customers in the tariffs, which we charge due to the imposition of price controls. See “—Risks Relating to Our Business— Our License has been subject to renegotiation pursuant to the Public Emergency Law. Failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”

In addition, in the past the Government has also adopted numerous measures to directly or indirectly control the access by private companies and individuals to foreign trade and foreign exchange markets, such as restricting its free access and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports. These regulations prevented or limited us from offsetting the risk derived from our exposure to the U.S. dollar.

In 2012 and again in 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the Government. The new administration, however, is working on an amendment to the Capital Markets Law, which would, among other things, limit the scope of intervention by the CNV in public companies.

In October 2015, presidential, congressional, municipal and state government elections were held. Candidate Mauricio Macri won the Argentina presidency, beginning his presidential term on December 10, 2015. Mr. Macri’s victory for Argentina’s center-right opposition ended the 12-year rule of the Peronist Party.

A low growth and high inflation rates scenario is likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Government in regulatory matters and challenging conditions in the international economy. We can offer no assurance that policies implemented by the Government will not adversely affect our business, results of operations and financial position.

Argentina is an emerging market economy that is highly sensitive to local political developments which have had an adverse impact on the level of investment in Argentina and the access of Argentine companies to the international capital markets. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition.

Even though the new administration took several measures that had the positive effect of lifting most exchange controls in Argentina, we cannot provide any assurance that we will be able to access foreign exchange markets or that these measures will not cause fluctuations in the value of the peso. The lifting of certain exchange controls and other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations, including our ability to pay our debts at maturity or dividends. For additional information on developments relating to exchange controls, see “Item 10 – Additional Information—D. Exchange Controls.”

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

The economy in Brazil, one of the main import and export markets for Argentina, experienced a recession in 2016 when GDP declined 3.6% as a consequence of political uncertainty, including the recent removal from office of the President Dilma Rousseff following an impeachment vote in the Senate, and the fallout from the continuing investigation into the Lava Jato corruption scandal.

Financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide. U.S. monetary policy has significant effects on capital inflows and asset price movements in emerging market economies. Increases in U.S. interest rates result in the appreciation of the U.S. dollar and decreases in prices for raw materials, which can adversely affect commodity-dependent emerging economies.

Additionally, a slowing of China's GDP growth has led to a reduction in exports to this Asian country, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports have a material adverse effect on Argentina’s public finances due to a loss of tax on exports, causing an imbalance in the country’s exchange market.

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

Certain economic policies of the former government administration in Argentina, including the relationship with the International Monetary Fund and the foreign exchange restrictions, led in the past to a reduction in exports and foreign direct investments, to a decline in national tax revenues and to the inability to access international capital markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by the government in the future or by events in the economies of developed countries or in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, financial condition and results of operations.

Argentina’s past default and litigations with holdout bondholders may limit our ability to access international markets.

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors, summarized below, may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our financial condition or cash flows.

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt by offering holders of the defaulted bonds two opportunities to exchange them for newly issued debt securities, in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina in the courts of the United States and several other countries.

After almost 15 years of litigation, and following the beginning of Mr. Macri’s administration, in February 2016 Argentina negotiated and reached settlement agreements with its largest holdout creditors. As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal laws that had prevented Argentina from paying the holdouts. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to US$ 12.5 billion to repay the holdouts. After issuing US$ 16.5 billion of new bonds to international investors, on April 22, 2016 Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors, and the court vacated its injunctions which had been preventing Argentina from making payments on its restructured external debt.

However, even though Argentina has successfully accessed the international capital markets since the settlement, there continues to be a risk that the country will not attract the foreign direct investment and financing needed to restart the investment cycle and achieve sustainable rates of economic growth. If that risk occurs, Argentina’s fiscal condition could be adversely affected, which could lead to more inflation and undermine the government’s ability to implement economic policies designed to promote growth. The difficulty of sustaining over time economic growth with reasonable price stability could result in a renewed episode of economic instability.

In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims in excess of US$15 billion with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. While certain plaintiffs have prevailed against Argentina in their ICSID proceedings, and although Argentina has agreed to compensate some of the plaintiffs by issuing sovereign bonds to them, other successful plaintiffs including British Gas (a US$ 185 million award) and GDF Suez (a US$ 405 million award), have not been paid.

Recently approved Argentine judicial, commercial and civil reforms, as well as challenges thereto, have generated uncertainty with respect to future administrative and judicial proceedings, including those involving the Government.

Law No. 26,854, which regulates injunctions in cases in which the Government is a party or has intervened, was promulgated on April 30, 2013 as part of a judicial reform bill approved by the Argentine Congress. A significant change included in the judicial reform bill is a time limitation on injunctions imposed in proceedings brought against the Government. Legal challenges to the law have resulted in rulings which for the time being have declared the law unconstitutional. If the law is ultimately upheld our ability in the future to pursue claims against the Government could be adversely affected.

On October 1, 2014, the Argentine Congress passed Law No. 26,994, which approved the new Argentine Civil and Commercial Code, abrogated several laws and modified others, including the General Companies Law and the Consumer Protection Law. The new Civil and Commercial Code, which came into effect on August 1, 2015, introduced significant changes to the Argentine private law system.

Although this reform substantially reflects numerous judicial precedents and introduces certain changes, it is not possible to predict the degree to which it might affect current or future contracts and/or administrative and/or judicial proceedings to which we are or will be a party.

Risks Relating to Our Business

Because we receive a significant portion of our net revenues from public service contracts, which tariffs are no longer stated in dollars or subject to indexing, our net revenues and liquidity have been harmed as a result of inflation and the devaluation of the peso.

All of our net revenues from our gas transportation segment (which represented 28.2% and 24.0% of total net revenues during 2016 and 2015, respectively) are attributable to public service contracts, which are subject to Government regulation. Prior to the passage of the Public Emergency Law, our tariffs were stated in U.S. dollars and subject to indexing, based on semi-annual changes in the U.S. Producer Price Index (“PPI”), with adjustments every five years, based on the efficiency of, and investments in, our gas transportation operations. The Public Emergency Law, however, eliminated tariff indexation. Pursuant to the Public Emergency Law public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 = US$l.00 even as the peso was allowed to devalue against the U.S. dollar.

Consistent inflation in Argentina since 2002, without any corresponding increase in our natural gas transportation tariffs until recently, has adversely affected, and continued inflation would continue to adversely affect, our natural gas transportation revenues, net revenues and financial condition.

In addition, since 2002, the peso has fluctuated in value and generally depreciated against the U.S. dollar, adversely affecting our results and financial position. In particular, because substantially all of our debt is denominated in U.S. dollars significant devaluations of the peso may adversely affect our ability to make required interest or amortization payments, when due.

Our License has been subject to renegotiation pursuant to the Public Emergency Law. Failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.

The Public Emergency Law granted the Executive Branch the power to renegotiate contracts entered into with utility companies. In July 2003, Public Services Contracts Renegotiation and Analysis Unit (“UNIREN”) was created under the joint jurisdiction of the former Ministry of Economy and Finance (“MEF”) and the Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) in order to renegotiate public service contracts, including the respective tariffs (the “Renegotiation Process”).

Little progress had been made in our Renegotiation Process with UNIREN. Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, had been discussed with our management. In the past 15 years, we have signed two transitional agreements, one in October 2008 (the “2008 Transitional Agreement”) and the second one in February 2016 (the “2016 Transitional Agreement”).

On February 16, 2016, the Decree No. 367/2016, effective since March 2016, dissolved the UNIREN, assigning the Renegotiation Process to the Ministry of Energy and the MH.

Finally, on March 30, 2017 we signed the 2017 Transitional Agreement, which was ratified by Resolution No. 4362/2017 (the “Resolution 4632”) issued by the ENARGAS. The tariff increase granted by this resolution will be implemented in three stages.

See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework” below for more information.

In October 2008, 2011, 2015 and 2017, we received separate integral license renegotiation agreement proposals (the “2008, 2011, 2015 and 2017 Integral Renegotiation Agreement”, respectively). Our Board of Directors approved the 2017 Integral Renegotiation Agreement, which we have already executed. Such agreement is expected to be finalized and executed by the Ministry of Energy during 2017 after approval by the ENARGAS, the Office of the Attorney for the National Treasury, and the General Office of the Comptroller, and thereafter it will be sent to the National Congress for approval within 60 calendar days. Once so approved, it will be ready to be ratified by the Executive Branch.

The tariff increases granted to us by the 2016 and 2017 Transitional Agreement, the latter ratified by Resolution 4362, are subject to our compliance with mandatory investment plans to ensure the availability and quality of the natural gas transportation service. In the event that we do not comply with the investment plans as approved by ENARGAS, we could be subject to payment of a fine to that agency, which would be applied to the value of the scheduled work that is not timely executed.

Our inability to reach an agreement with the Government on the renegotiation of our License, any failure by the Government to comply with the terms of the renegotiated License, when agreed, and our failure to comply with the investment plans could materially adversely affect the profitability of our natural gas transportation business segment. Even if we are able to renegotiate our License, we cannot provide any assurance regarding the terms of the renegotiated License, including, the amount or timing of any tariff increases.

Failure or delay in the implementation of future tariff increases or the RTI process could have a material adverse effect in our financial and economic situation. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our natural gas transportation business segment.

Recently the Resolution 4362 issued by the ENARGAS approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate Access and Use Charge (“CAU”) increase of 37%. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. Pursuant to this resolution, we must also execute a capital expenditures program for a five-year period (from April 1, 2017 to March 31, 2022), which contemplates investments of approximately Ps. 6,786.5 million to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”). If we do not execute the Five Year Plan in accordance with ENARGAS’s regulations, we would be subject to fines to be calculated on the value of the work pending execution.

See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework” below for more information.

In the past, we have suffered from our inability to adjust our tariff increase, which implied the deterioration of our financial and economic condition. Our inability to bill the increases granted by Resolution 4362 in a timely manner, and to obtain future tariff adjustments in line with the increase in our costs could affect adversely our economic and financial condition. Moreover, the RTI process could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed.

We conduct our business in a unionized environment.

The sectors in which we operate are largely unionized. Although we consider our current relations with our workforce to be acceptable, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future. Additionally, labor demands regarding salary increases and labor conditions, are commonplace in Argentina’s energy sector and unionized workers have blocked access to plants and routes in the recent past. In addition, our collective bargaining agreements generally expire after a one-year term.  We are currently negotiating the collective bargaining agreements for the current period 2017 – 2018.

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

We conduct our natural gas transportation business pursuant to the License, which authorizes us to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina. Our License may be revoked in certain circumstances based on the recommendation of ENARGAS. Revocation of our license would require an administrative proceeding, which would be subject to judicial review. Reasons for which our License may be revoked include:

●
repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

●
total or partial interruption of service for reasons attributable to us that affects transportation capacity during the periods stipulated in our License;

●
sale, assignment or transfer of our essential assets or the placing of encumbrances thereon without ENARGAS’ prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system;

●
our bankruptcy, dissolution or liquidation;

●
ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein; and

●
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

In order to mitigate the energy crisis, the Government adopted new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service (including the diversion of natural gas supply from the Cerri Complex), which could materially adversely affect our business, results of operations and financial condition.

Since 2002, the natural gas industry has experienced a sharp increase in demand, while the supply of natural gas has not been sufficient to meet this increased demand. The Government has adopted different strategies, measures and programs to mitigate the resulting energy crisis.

Specifically, natural gas distribution companies have been prohibited from passing through price increases to consumers since 2002. Producers of natural gas, therefore, have had difficulty implementing wellhead natural gas price adjustments that would increase the costs of distribution companies, which has caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production has not been high enough to meet the increasing demand. Likewise, the lack (until very recently) of tariff adjustments for natural gas transportation companies has caused transportation companies to suffer a decrease in their profitability.

In light of these events, the Government implemented a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs included, among others, the expansion of our pipeline, through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). For more information on the pipeline expansions, please see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansion. Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future, or even present, expansion projects will not have such adverse effects.

Government-mandated interruption of contracted firm transportation services

In 2004, the Executive Branch issued Presidential Decree No. 181/04 directing the Federal Energy Bureau to establish a system of priority pursuant to priority demand customers could receive natural gas in priority to other users, even those with firm transportation and firm natural gas supply contracts. Pursuant to ENARGAS Resolution No. 1,410/2010, due to the lack of sufficient natural gas provision, natural gas transportation service (including those with firm transportation contracts) may be interrupted and / or relocated in order to service priority demand customers.

On June 1, 2016, the Ministry of Energy issued Resolution No. 89/2016, which requires ENARGAS to develop a procedure to amend and supplement ENARGAS Resolution No. 1,410/2010 and establish daily operating conditions of the transportation and distribution systems. It has also established a methodology to satisfy the demand of natural gas of those customers classified as “high-priority.”

On June 5, 2016, ENARGAS issued Resolution No. I/3833/2016 creating the “Supplementary Procedure for Gas Requests, Confirmations and Control.” According to this resolution, if any gas transportation and distribution company finds that the transportation capacity is not sufficient to supply priority demand customers; such company shall summon an emergency committee composed of company and ENARGAS representatives. This emergency committee shall determine adjustments to be made to the daily natural gas deliveries to address such shortage, considering the availability of natural gas and the demand of residential consumers and power plants.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions in recent years, we cannot assure you that similar interruptions will not materially adversely affect our results of operations or financial condition in the future. As of the date of this Annual Report there are some unresolved disputes with one of our clients (Profertil S.A.), in respect of service interruptions between 2007 and 2013. In that action ENARGAS ruled in our favor finding that there was a shortage in the supply of natural gas. However, we cannot assure you that future interruptions of supply to our firm natural gas transportation clients will not lead to further legal action, which could have a significant adverse economic and financial effect on us.

Despite having increased in recent years, natural gas arriving from the Neuquina basin has declined in volume between 2009 and 2013. Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina and Austral natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

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

In 2016, 44.6% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin. Since 2009, the quality and the volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account that reduces our profit from these activities.

Since the construction of a natural gas processing plant upstream of the Cerri Complex by Compañía MEGA S.A. (“MEGA”), a sociedad anónima owned by YPF, Petrobras International Braspetro B.V. and Dow Investment Argentina S.A the volumes and quality of natural gas arriving at the Cerri Complex have been reduced. There can be no assurance that there will not be further reductions in the future. Any reduction of natural gas volumes arriving at the Cerri Complex for Liquids could adversely affect our revenues from Liquids production and commercialization services and consequently, our net revenues.

In 2009, non-conventional natural gas was discovered in the Neuquina basin by YPF, which at that time was a subsidiary of Repsol S.A. Exploration and exploitation of this natural gas reserve will require several years and involve high extraction costs. Since the expropriation of YPF in 2012, the Government has played an important role signing agreements with foreign and local oil companies in order to develop an investment plan, which allows for the increase of the reserves of this basin. Because of the measures taken by the Government to ensure production levels, during 2016, natural gas production has increased approximately 4.9% from the 2015 production level.

We cannot assure you, however, that this new natural gas resource at the Neuquina basin, or any other measures taken by the Government to increase natural gas production and supplies, will be successful in increasing Argentine proved natural gas reserves or production our midstream or Liquids production and commercialization businesses could be adversely affected by a sustained decrease in the production of natural gas.

Measures taken by the Government may have an adverse effect on the supply of natural gas to the Cerri Complex, and the margins we are able to obtain from our Liquids business, which may adversely affect the results in our Liquids production and commercialization segment and, as a result, our overall business and results of operations.

As described above, actions taken by the Government during the winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, towards priority users, including residential customers. See “—In order to mitigate the energy crisis, the Government has initiated new strategies, measures and programs with respect to the natural gas transportation industry, including the expansion of our pipeline and the interruption of natural gas firm transportation service, which could materially adversely affect our business, results of operations and financial condition” above. During the winter of 2016, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our Liquids business, which may result in increased costs. If we are unable to purchase natural gas from other sources, the volume of our Liquids productions may decrease.

The new administration has taken several measures to guarantee the production of natural gas. The Ministry of Energy increased the natural gas price paid by industrial users and increased the price at which we purchase natural gas to be processed in the Cerri Complex. For further information see, “Item 4 – Our Information – Business Overview – Liquids Production and Commercialization.” Any additional increase in the costs of our Liquids production and commercialization segment, or decrease in the volume of Liquids processed may adversely affect our revenues, business and results of operations.

Although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020, which set the framework by which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) may establish regulations to cause LPG suppliers guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

We participate in two programs created by the Government under this framework, which provide for the payment of compensation based on the difference between the price set by the Government and the export parity price. Over recent years, this compensation has been paid to us with significant delays. For further information, see “Item 4. Our Information—Business Overview—Liquids Production and Commercialization.”

We cannot assure you that we will be able to maintain or increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that LPG prices in Argentina will track increases or decreases in the international or regional markets.

After the issuance of Resolution No. 1,982/11 and 1,991/11 (the “Gas Charge Resolutions”), The natural gas processing charge created by Decree No. 2,067/08 (the “Natural Gas Processing Charge”) increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid an adverse effect on our Liquids business, we initiated legal proceedings against Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and MPFIPyS as defendants. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

On March 28, 2016, the Ministry of Energy issued Resolution No. 28/2016, which instructs the ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge since April 1, 2016. Since that date, we have not been required to pay for the Natural Gas Processing Charge.

We cannot provide any assurance that our Liquids production and commercialization business will not be subject to any further actions from the Government to increase the value of the Natural Gas Processing Charge or any other tax affecting the cost of the natural gas we process in the Cerri Complex, which may have a material adverse impact on our business and results of operations.

Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may affect our Liquids business.

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline for our own account. As a result of the deterioration of our natural gas transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total net revenues since 2003. Since 2009, the international market for Liquids generally has been favorable, driven by strong international prices for LPG and natural gasoline. However, since the fourth quarter of 2014, as a consequences of weaker demand of emerging markets as wells as higher production levels and export capacity due to the development of shale gas fields in the United States of America, our average liquids sales prices were lower than the ones recorded previously. High volatility and a downward trend in oil and liquids prices continued during 2016.

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

At the end of 2014, to reduce the impact of the sharp decrease in the international reference prices for LPG and Natural Gasoline, the Government reduced to 1% the applicable rate of withholding tax for exports, maintaining the “sliding-scale” regime in case international prices were higher than a certain level set by the Federal Energy Bureau. This regime was in effect through the end of 2016. The withholding tax was suspended on January 7, 2017.

For further information, see: “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Any new regulations regarding the cost and availability of the natural gas used in the production of Liquids and the effect of the continuing decline or volatility in international prices of LPG or natural gasoline could cause our operating margins to drop significantly and materially adversely affect our results of operations and financial condition. In addition, the Government could modify the current export tax scheme and export regulations in a manner that could adversely affect our financial condition and results of operations.

Our ethane sales depend on the capacity of PBB Polisur S.A. (“PBB”), as the sole purchaser of our ethane production.

Between 2005 and 2015, we sold all our ethane to PBB under a long-term agreement that expired on December 31, 2015. Following the expiration of this agreement, we negotiated a renewal of the agreement for the period from May 1, 2016 to May 1, 2017.

Pursuant to this agreement, the ethane price was calculated in U.S. dollars and was subject to adjustments, including for changes in the U.S. PPI, the natural gas price, the quality of the ethane shipped by us and transportation tariffs and charges, among others. This agreement also includes take or pay (“TOP”) and deliver or pay (“DOP”) commitments for minimum annual quantities. Under these terms, if one party does not comply with the applicable TOP or DOP condition, that party will be required to compensate the other party.

In addition, in recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production.

We cannot assure you that these adverse conditions affecting PBB will not recur in the future. We also cannot assure you that PBB will not decide to reduce its purchases of ethane from us. These considerations, or our inability to negotiate a new long-term purchase agreement with PBB on similar terms to the agreement that will expire on May 1, 2017, may adversely affect our results of operations and financial condition.

Defaults on or deferrals of payments by our customers, or our inability to renew natural gas firm transportation contracts maturing in the short-term, may adversely affect our natural gas transportation segment revenues.

The lack of progress by our main natural gas transportation customer, MetroGAS S.A. (“Metrogas”), in renegotiating its licenses with the Government according to the terms of the Public Emergency Law may in the future cause Metrogas not to fulfill its payment obligations under the natural gas firm transportation contracts with us. We may in the future be subject to extensions in collection terms and payment obligations. We cannot assure you that our natural gas distribution customers in Argentina will not default in the future, and therefore negatively impact our financial position.

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

As of December 31, 2016, our physical assets are insured for up to US$ 2,023 million subject to certain deductibles. We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage, loss of revenue and also third party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. We maintain all-risk physical damage coverage for losses resulting from, but not limited to, earthquakes, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. Our level of insurance may not be sufficient to fully cover all losses that may arise in the course of our business or insurance covering our various risks may not continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. We may be materially and adversely affected if we incur losses that are not fully covered by our insurance policies or if we are required to disburse significant amounts from our own funds to cover such losses.

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

Our business may expose us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes and criminal prosecution, among other matters. In the context of these proceedings, we may not only be required to pay fines or money damages but also may be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to estimate accurately the outcome of actual or potential litigation or proceedings. Although we may establish provisions, as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process.

Risks Relating to Our Shares and ADSs

Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or American Depositary Receipts (“ADRs”). Exchange controls imposed by the Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders’ ability to receive cash dividends in U.S. dollars.

We are an Argentine company and any future payments of dividends on our shares will be denominated in pesos. The peso has historically fluctuated significantly against many major world currencies, including the U.S. dollar. A depreciation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our shares and could result in a decline in the value of our shares and ADRs as measured in U.S. dollars.

From 2011 to December 2015, Argentine companies were required to obtain prior approval from BCRA and Argentine tax authorities in order to engage in certain foreign exchange transactions. Thus, our shareholders’ ability to receive cash dividends in U.S. dollars was limited by the ability of the Depositary for our ADR program to convert cash dividends paid in Pesos into U.S. dollars. Under the terms of our deposit agreement for the ADRs, to the extent that the Depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars abroad, the Depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities into U.S. dollars. If in the judgment of the Depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the Depositary may distribute the pesos received or in its discretion hold, such currency un-invested without liability for interest thereon for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the dividend distribution.

Our principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders.

As of the date of issuance of this Annual Report, our controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. FGS holds 23.1% of our common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (in the process of merging with Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the “CIESA Trust”), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by the Sielecki family; “GIP”), and PCT L.L.C. (“PCT”), which directly and together with WST S.A. (member of Werthein Group, “WST”) indirectly through PEPCA S.A. (“PEPCA”), hold a 50% of the shareholding in CIESA.

We cannot assure you that the interests of our principal shareholders will not diverge from interests of our other investors. See “Item 7. Major Shareholders and related party transactions.”

Sales of a substantial number of shares could decrease the market prices of our shares and the ADRs

CIESA holds 51% of our Class A shares. Pursuant to the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”) and the terms of the 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital without the competent authorities’ approval. The market prices of our common shares and ADR could decline as a result of sales by our existing shareholders, such as the ANSES, or of any other significant shareholder of common shares or ADRs in the market, or the perception that these sales could occur.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions

Our corporate affairs are governed by our By-laws, the General Companies Law and Law No. 26,831 (the “Capital Market Law”), which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares or ADSs.

On September 23, 2013, the Argentine income tax law was amended by Law No. 26,893. Pursuant to the amended law, the sale, exchange or other transfer of shares and other securities is subject to capital gain tax at a rate of 15% when the purchaser and the seller are not Argentine residents. When both the purchaser and the seller of our Class B Shares or ADRs are non-residents, the purchaser is required to pay the capital gains tax in addition to the purchase price of the Class B Shares or ADSs. In addition, if the purchaser is legally liable for capital gain taxes in Argentina, then the purchaser will likely not be entitled to receive any tax credit in the United States in respect of the payment of any such taxes. As of the date hereof, certain aspects of the amended Argentine tax law remain unclear, including the criteria to determine the residence of the purchaser of shares or other securities. Further rulemaking or interpretation of the amended income tax law by the Argentine tax authority may adversely affect the tax treatment of our Class B Shares or ADSs.

Holders of ADRs may be unable to exercise voting rights with respect to our Class B shares underlying the ADRs at our shareholders’ meetings

We will treat the Depositary for all purposes as the shareholder with respect to the shares underlying your ADRs. As a holder of ADRs representing the ADRs being held by the Depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to our Class B Shares represented by the ADRs only in accordance with the deposit agreement relating to the ADRs. There are no provisions under Argentine law or under our By-laws that limit the exercise by ADR holders of their voting rights through the Depositary with respect to the underlying Class B Shares. However, there are practical limitations on the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADR holders may be unable to exercise voting rights with respect to our Class B Shares underlying the ADRs as a result of these practical limitations.

Item 4. Our Information

A. Our History and Development

General

Operations

We commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of Gas del Estado S.E. (“GdE”), the Argentine state-owned natural gas company, whose integrated operations included natural gas transportation and distribution. GdE was divided into 10 companies: two transportation companies and eight distribution companies.

Our legal name is Transportadora de Gas del Sur S.A. We are a sociedad anónima, incorporated with limited liability under Argentine law on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar. Our contact agent in New York is Grayling, and its telephone number is (646) 284-9416.

We are currently the largest transporter of natural gas in Argentina, delivering, as of December 31, 2016, 57.8% of the total natural gas transported in Argentina, through 5,706 miles of pipeline, of which we own 4,745 miles. We operate the remaining 961 miles, which are owned by the Gas Trusts, for a regulated tariff. Substantially all of our transportation capacity, approximately 2.8 Bcf/d as of December 31, 2016, is subscribed for under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented 28.2% and 24.0% of our total net revenues for the years ended December 31, 2016 and 2015, respectively.

We conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027, extendable for an additional 10-year period at our option if certain technical conditions described in the License are met. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law, related regulations and our License, the renewal should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not met the technical conditions referred to above and, therefore, should not be granted a renewal. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

The License gives us the exclusive right to operate the existing southern Argentine natural gas transportation pipeline system. Our natural gas transportation system connects major natural gas fields in southern and western Argentina with both distributors and large consumers of natural gas in those regions as well as in the greater Buenos Aires area, the principal population center of Argentina.

The map below illustrates our natural gas pipeline system and the location of our compressor plants as of December 31, 2016:

For additional information regarding our property, plant and equipment, see “—D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated Galván loading and storage facility in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from natural gas transported through our pipeline system and stored for delivery. Revenues from our Liquids production and commercialization business represented 64.4% and 68.8% of our total net revenues during the years ended December 31, 2016 and 2015, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur S.A. (“Telcosur”), we provide telecommunication services. Aggregate net revenues from our midstream and telecommunications business segment represented 7.4% and 7.2% of our total net revenues during the years ended December 31, 2016 and 2015, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock. Other local and foreign investors hold the remaining shares of our common stock, including FGS, which holds 23.1% of our common stock. CIESA is under co-control of: (i) Pampa Energía, which holds 10% of CIESA’s common stock, (ii) CIESA Trust, which has a trust shareholding of 40% of the share capital of CIESA) and (iii) GIP and PCT, which directly and together with WST indirectly through PEPCA, hold a 50% of the shareholding in CIESA.

For additional information regarding CIESA’s current organizational structure, see “Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders.”

Capital expenditures

From January 1, 2014 through December 31, 2016, our aggregate capital expenditures amounted to approximately Ps. 2,188.6 million. Such capital expenditures include Ps. 35.2 million related to our natural gas transportation system expansions, which were mostly carried out under prepayment schemes, Ps. 871.2 million related to improvements to our gas transportation system, Ps. 255.3 million related to liquids production and commercialization activities and Ps. 1,026.9 million related to other services activities. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

For the year 2016, other services capital expenditures by Ps. 750.4 million were financed through a financial leasing agreement entered into with Pampa Energía in August 2016. The objective of this agreement was to finance the acquisition of property, plant and equipment located in the Río Neuquén field, which will allow us to expand our midstream services in such area.

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

Natural gas transportation services accounted for 28.2% and 24.0% of our total net revenues in the years ended December 31, 2016 and 2015, respectively. In 2016, 80.2% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2016, the amount of net revenues derived from natural gas firm transportation contracts was approximately Ps. 1,485.1 million, representing 71.1% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2016, our service area contains 6.0 million end-users, including 4.0 million customers in greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: MetroGAS, BAN, Camuzzi Pampeana and Camuzzi Sur. These natural gas distribution companies serve in the aggregate 63.1% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2016, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual Deliveries (Bcf)	% of Market Served	No. of End-Users (in millions)	% of deliveries received from us
MetroGAS (1)	224.3	20.5%	2.4	77%
Camuzzi Pampeana (1)	169.8	15.5%	1.3	98%
Camuzzi Sur	165.4	15.1%	0.7	100%
BAN (1)	132.6	12.1%	1.6	66%
		63.1%	6.0

(1)Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as at December 31, 2016, 2015 and 2014, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2016		2015		2014
Firm:	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
MetroGAS	639	450.6	752	268.6	766	194.9
Camuzzi Pampeana	516	285.8	470	154.2	470	108.7
BAN	357	226.6	346	110.3	346	78.9
Camuzzi Sur	388	51.9	381	36.6	381	26.3
Pampa Energía(1)	39	27.4	78	27.7	127	30.2
Others	837	442.8	805	213.5	752	156.1
Total firm	2,776	1,485.1	2,832	810.9	2,842	595.1

Interruptible and others:		602.1		203.1		149.0
Total		2,087.2	2,832	1,014	2,842	744.1
(1)
Until July 27, 2016, includes average firm contracted capacity and net revenues to Petrobras Argentina. From that date, as a consequence of the merger between Pampa Energía and Petrobras Argentina, includes the average firm contracted capacity and net revenues corresponding to Pampa Energía.

Upon the expiration of firm natural gas contracts for a total amount of 169.5 MMcf/d. in 2016, we managed to enter into new contracts for an aggregate capacity of 116,5 MMcf/d, so that firm contracted capacity at the end of 2016 had only decreased by 53,0 MMcf/d compared to 2015.

During 2017, contracts for firm transportation capacity for an aggregate of 727.5 MMcf/d were automatically renewed for a term of one year. Therefore, during 2018 and 2019, contracts for firm transportation capacity of 1,341.9 MMcf/d and 257.8 MMcf/d, respectively will expire. Renewing these contracts or otherwise contracting the available capacity, especially on routes from Neuquén, where production has declined in recent years, will be a significant challenge for us.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2016, 2015 and 2014:

	For the year ended December 31,
	2016	2015	2014
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
MetroGAS	544	615	590
Camuzzi Pampeana	371	378	374
Camuzzi Sur	240	247	254
BAN	229	226	237
Others	505	431	431
Subtotal firm	1,889	1,897	1,886
Subtotal interruptible	466	434	424
Total	2,355	2,331	2,310
Average annual load factor (1)	76%	82%	81%
Average winter heating season load factor (1)	93%	87%	88%
(1) Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

The average temperature of the April-June 2016 quarter was the lowest recorded over the last 50 years, and consequently residential consumption increased significantly. Our efficient administration of natural gas dispatch, combined with the cooperative interaction among the different industry actors and the Government, coupled with a more intensive maintenance plan, allowed us to operate the pipeline in a manner that met the higher demand. ENARGAS continued to restrict the supply of natural gas to the industrial and generation customers in order to re -direct and target the fluid to the users considered to be priority, mainly residential, commercial and compressed natural gas stations. However, these restrictions were lower as a result of the higher average injections to the system.

We were able to achieve this level of service due in part to several maintenance, prevention and inspection measures. Among them, we have conducted in-line inspections throughout 676 miles of pipeline, using several technologies to identify, assess and control threats to the integrity of pipelines- such as external corrosion, material and geometrical defects, among others. In addition, we performed direct evaluation using Close Interval Survey (CIS) and Direct Current Voltage Gradient Survey (DCVG) techniques throughout 583 miles of pipeline. These tasks have been carried out to identify, assess and control threats to the integrity of pipelines- such as external and internal corrosion, material and geometrical defects, manufacture anomalies, among others.
For additional information see “—Natural Gas Transportation System Improvements” below.

Natural Gas Transportation System Improvements. In 2016, 2015 and 2014, we made capital expenditures enhancement of the natural gas transportation system’s safety and reliability in the aggregate amount of approximately Ps. 176.0 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our system pipeline has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires is the surrounding area of the City of Buenos Aires, including the City of Buenos Aires. The last part of our natural gas transportation system (the “Buenos Aires ring”) is located in the greater Buenos Aires, where we transfer natural gas to deliver natural gas to major natural gas distribution companies. At the Buenos Aires ring, in the section ranging from General Rodríguez to General Pacheco, we conducted a thorough quantitative risk assessments and implementing measures designed to minimize the risk in this segment, which runs through the most densely populated part of Argentina.

During 2016, we experienced one rupture in the General San Martín pipeline. The rupture caused a brief disruption of services to certain customers. No casualties or significant damages to third parties were experienced as a result of the rupture. For this reason, we have implemented measures to ensure that the service would not be interrupted for any consumption center. Except for the rupture described above there has not been any other major safety related incident in our system.

In January 2016, we successfully finished recoating works on 2.5 miles of the Neuba I pipeline near Fernandez Oro in the Province of Río Negro. We also completed a six-kilometer recoating work along the Southern San Martin Pipeline, San Antonio Oeste, and we have started another 3.9 miles work north of Conesa, which is estimated to be concluded in early 2017.

Within the “Stress Corrosion Cracking” or “SCC” assessment and mitigation plan, we conducted a constant strain test along the San Martín and Neuba I pipelines (in their sections located in the Province of Buenos Aires), which will feed our susceptibility model and is used by us to determine whether there is any corrosion in the pipeline. We have also performed 6 SCC assessment pits in recoating areas, finding cracks in 3 of them. Finally, we started the pipeline fit out processes in order to conduct an inline inspection with “EMAT” (to detect cracks) over 74.6 miles along the Neuba I Pipeline, a process which was concluded in February 2017.

Additionally, based on the analysis and planning carried out by the pipeline integrity team, we conducted a campaign for the survey and repair of 24 external corrosion and/or geometrical failures.

Regarding Cathodic Protection, to hinder the advance of corrosion we continued strengthening the system with the installation of six new units and eight anode reinforcements. We have also updated 37 remotely-operated cathodic protection units and linked them to the SCADA system (“Supervisory Control and Data Acquisition”). This optimizes the monitoring process, saving time and resources allocated to this critical task in our operations. In addition, regarding integrity inspections we conducted a diagnosis plan to verify the state of insulation coating in 280.2 miles of pipeline, and have not detected critical failures.

With the purpose of minimizing risks on the Buenos Aires ring section extending from General Rodríguez to General Pacheco, the area with greatest demographic concentration along the system, we conducted quantitative risk assessments to assess and define the implementation of adequate mitigation measures. We also implemented several preventive measures, such as:

●
Filling of 6 casing pipes in special crossings along the pipeline system to mitigate the corrosion phenomenon;

●
Installation of 632 linear meters of pre-stressed material tiles in a sensitive pipeline section, to strengthen protection for the facilities and its surroundings.

●
Finalization of the civil works for the assembling and startup of the odoriferous unit.

Finally, we installed earth connections in 50 cathodic protection units, to avoid electric discharge risks for the staff.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 and of growing natural gas demand in all segments of the Argentine economy, the Government established in April 2004, through Decree No. 180/04 and Resolution No. 185/04 issued by MPFIPyS, the framework for the creation of various Gas Trusts aimed at financing the expansion of the natural gas transportation system in a different manner from that established in the License.

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

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion (the “Second Expansion”) which is significantly larger than the First Expansion. The Second Expansion would increase the aggregate transportation capacity of our system by 378 MMcf/d. It involves the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the “New Magellan Strait Pipeline”), which permits the transportation of additional natural gas from the Austral basin. As of December 31, 2016, the aggregate transportation capacity has increased by 307 MMcf/d and is operational. The New Magellan Strait Pipeline was completed in March 2010 and is 24 miles long.

Ownership of the works of the Second Expansion is vested in a second Gas Trust and the investment is financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have or will subscribe to the additional capacity. The works will be repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we are in charge of their operation, maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement (“O&M Agreement”) and the rendering of natural gas firm transportation services. In order to compensate us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006, we are paid a monthly CAU, which currently is lower than the transportation tariff. The CAU has resulted in increased fees and revenues in our natural gas transportation segment as the expansion works have become operational.

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

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we manage the operation of the assets associated with the Second Expansion. As compensation for these additional services, we will receive a total of Ps. 37 million for the 131 MMcf/d expansion works remaining to complete the Second Expansion, in addition to the debt securities received in May 2011. The amendment agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. The principal of said debt securities amounted to Ps. 36.5 million (including accrued interest) as of December 31, 2016. The securities are being amortized in 96 monthly, consecutive and equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

On July 20, 2016, Nación Fideicomisos S.A. (“NAFISA”) notified us of Ministry of Energy’s decision to suspend works for the Second Expansion. We have taken the necessary measures for the collection of the amounts owed by NAFISA to us. Subsequently NAFISA resumed repayment of the debt securities it issued to us for our work on the Second Expansion. In March 2017, we received payments of Ps. 6.9 million (including principal plus interest) corresponding to the installments for the period October 2016 to February 2017.

In February 2017, the Ministry of Energy called for a national public tender for the purchase of pipes, with the aim of extending the natural gas network in certain areas of the province of Santa Fe, the Patagonian Andes and the country’s sea coast. These four projects will require investments totaling Ps. 4,078 million and will reach 140,500 homes. One of this projects consists of the construction of the Cordillerano natural gas pipeline, which will be connected to our pipeline system. The expansion of the capacity will be done from the two points that feed our system from the field called The Zorro. We will act as managers of the Cordillerano project. This project also includes the installation of the Río Senguerr Compressor Plant, in Neuquén. As of the date of issuance of this Annual Report, the final schedule for the construction of this pipeline has not yet been set.

Technical Assistance Service Agreement. As part of its bid to purchase a 70% interest in us from the Government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with PEPCA (the “Technical Assistance Agreement”), an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year term and was assigned to Petrobras Argentina S.A. as part of the Master Settlement Agreement. Since July 2004, Petrobras Argentina S.A. has been our technical operator and is in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards. With the prior approval of ENARGAS and our Board of Directors, in October 2014, we and Petrobras Argentina Group agreed to a technical assistance service agreement (the “Technical Assistance Service Agreement”) for a three-year term, expiring on December 28, 2017, which substantially contains the same terms as the Technical Assistance Agreement, as amended. Any amendment, renewal or even termination of the Technical Assistance Service Agreement has to be authorized by ENARGAS. Pursuant to the Technical Assistance Service Agreement, the currency for the technical assistance fee paid to Petrobras Argentina Group was changed from U.S. dollars to Argentine pesos. Our Audit Committee analyzed the Technical Assistance Service Agreement and concluded that its price is on market terms.

On July 27, 2016, Petrobras Argentina S.A. was acquired by Pampa Energía. For further information see, “Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders.”

The Technical Assistance Service Agreement sets out the services to be provided by Petrobras Argentina S.A. (now Pampa Energía) to us, at the request of our Chief Executive Officer (“CEO”), in return for payment of a technical assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of Ps. 3 million or (ii) 7% of the amount obtained after subtracting Ps. 3 million from net income before interests and income taxes of the year. For the year ended December 31, 2016, we paid Pampa Energía Ps. 168.0 million for services rendered pursuant to the Technical Assistance Service Agreement. The services to be provided by Pampa Energía to us under the Technical Assistance Service Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analyses, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and health, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; and (viii) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

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

In October 2008, the Federal Energy Bureau through Resolution No. 1,070/2008 increased natural gas at the wellhead for residential, CNG and power station users. According to this resolution, natural gas producers agreed to transfer all of the increase in prices actually received less certain deductible amounts to a trust fund established by Law No. 26,020, to allow low-income consumers with no access to natural gas to buy LPG at a subsidized price (the “Stabilization Agreement”). With Resolution No. 73/2015, the Federal Energy Bureau, under Decree No. 470/2015, ordered the termination of the trust approved by Resolution No. 1080/2008 with effect from April 1, 2015. Through the Stabilization Agreement, we agreed to supply LPG fractionation companies at a reference price, which is substantially below market prices, certain volumes of LPG, which are determined by the SRH. As compensation, we received a fixed fee determined by the SRH.

Currently, the natural gas wellhead prices remain regulated in most cases for residential, power plants and CNG users.

In recent years, the Argentine natural gas industry has experienced rising demand, decreased supply, and lower investment in exploration, production, transportation and distribution of natural gas as a result of economic factors, including the economic recovery of many industries and GDP growth since 2003, and government restrictions on increases in the wellhead price of natural gas and in the transportation and distribution tariffs.

In order to address these factors, the Government played a decisive role in the natural gas industry through a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas, including, among others:

●
creation of ENARSA in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the natural gas transportation and electricity industries;

●
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
●
hiring of two re-gasifying LNG tankers through ENARSA, in Bahía Blanca (2008) and Escobar (2011), to inject natural gas into the pipeline. The tanker located at Bahía Blanca is connected to our pipeline, and the tanker at Escobar is connected to TGN’s pipeline;
●
establishment of a framework for the constitution of Gas Trusts to finance natural gas pipeline expansions;
●
the passage of Law No. 26,741, which declares that hydrocarbons self-sufficiency, as well as their production, industrialization, transport and marketing, are activities of public interest and primary goals of Argentina, empowering the Government to take the necessary measures to achieve such goals;
●
importation of natural gas from Bolivia and Chile, which has increased significantly over the past two years; and
●
creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas.

In January 2013, in order to encourage the production of natural gas, the Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”) created by Decree No. 1277/12, issued Resolution No. 1/2013. This resolution creates the Natural Gas Surplus Injection Promotion Program, which aims to evaluate and approve projects contributing to the national self-supply of hydrocarbons through a natural gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector. Projects included in the Natural Gas Surplus Injection Promotion Program will receive preferential payment terms, allowing a price on additional injection of US$7.5 per million of British Term Unit (“MMBtu”). The new price for the additional natural gas injected into the pipelines will be funded with funds from the Argentine National Treasury on a monthly basis. The Commission must approve the proposed production increase.

On March 31, 2014, the Federal Energy Bureau issued Resolution No. 226/2014 to implement a Program for the Rational Use of Natural Gas. This Resolution provides a new tariff scheme according to cubic meter consumption and the basin or region of the country. The program encourages a reduction in consumption by providing different prices for those commercial and residential users that effectively reduce consumption.

By Decree No. 272/2015 of the Executive Branch dated December 29, 2015, the Commission was dissolved and the functions and powers of federal jurisdiction were transferred to the Ministry of Energy. Meanwhile the provincial authorities preserve the powers that correspond to their jurisdictions.

On March 16, 2016, the Ministry of Energy enacted Resolution No. 24/2016 which delegates to the SRH the following functions, among others:

●
Resolving appeals filed against ENARGAS resolutions;
●
Acting as the enforcement authority of Laws No. 17,319 and 26,020;
●
Managing the investment projects included in the framework of the programs created under Decree No. 1,277/2012, modified by Decree No. 272/2015; and
●
Acting as the enforcement authority regarding import and export of fuels.

During 2016, the Ministry of Energy issued Resolutions No. 28/2016 (“Resolution 28”) and No. 31/2016 (“Resolution 31”). These resolutions: (i) increased the price of natural gas at the supply point (“PIST”) and the tariffs for the transportation and distribution of natural gas, and (ii) instructed ENARGAS to carry out the RTI process. The new prices have been in force since April 1, 2016. Resolution 28 also established a social tariff regime to subsidize tariffs for the poverty-stricken sectors of the community. The beneficiaries under this regime must register with the Argentine government and meet certain criteria established by the Ministry of Energy.

In addition, on March 30, 2017 the Ministry of Energy enacted Resolution No. 74/2017 (“Resolution 74”), which increased the price of the natural gas consumed by power plants starting on April 1, 2017.

These resolutions were subject to several legal actions questioning their validity and on August 18, 2016, the National Supreme Court of Justice (hereinafter, the “Supreme Court”) issued a decision: (i) requiring compulsory public hearings prior to the establishment of new natural gas transportation and distribution tariffs, (ii) requiring compulsory public hearings prior to the establishment of a new point-of-injection gas price, and (iii) invalidating Resolutions 28 and 31 with respect to residential users, for whom the tariffs effective as of March 31, 2016 were required to be restored.

On August 19, 2016 ENARGAS issued Resolution No. 3953/2016, mandating the holding of the required public hearing, which was held from September 16 to 18 of 2016 (“September 2016 Public Hearing”) to consider the following: (i) determination of the new PIST price (ii) establishment of the transitory tariffs for transportation and distribution of natural gas, to be effective until new tariffs are set by the RTI process, (iii) establishment of new prices for the distribution of undiluted propane gas through networks (“Propane for Networks Agreement”) and (iv) rate adjustments are to be implemented in April and October of each year, until the total elimination of subsidies in 2019, at which time it is expected that prices are expected to reach market prices.

After the September 2016 Public Hearing, the Ministry of Energy issued Resolution N° 212 – E/2016 (“Resolution 212”) through which among other things:

●
Fixes the natural gas prices in PIST;

●
establishes that the total amount of natural gas prices in PIST shall not exceed certain limits according to the type of customer;

●
maintains the social tariff for the protection of the socio-economically most vulnerable sectors;

●
establishes the new propane prices for the distribution under the Propane Networks Agreement, settling at Ps. 800/Tn for Residential Users and General Service P1 and P2, and Ps. 2,100/Tn for General Service P3 users.

●
Provides that adjustments will be implemented in the months of April and October of each year, until the total elimination of the subsidies in 2019, at which point PIST is expected to reach market prices.

In January 2017, the Government announced that certain new benefits will be implemented in order to increase oil and natural gas production. This announcement is aimed at attracting local and foreign investments with an emphasis in the Vaca Muerta formation of the Neuquén basin. The announcements included:

●
An agreement with unions to amend current existing collective bargaining agreements for the sector.

●
The elimination of the obligation of repatriation of funds due to oil and gas exports currently regulated by Decree No. 1,722/11.

●
The creation of a program, the Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program, which establishes a support price for the volume of non-conventional natural gas production from concessions located in the Neuquina basin included in the program. This program will be effective until December 31, 2021 and includes a sliding-scale schedule for the minimum price to be paid per MMBtu: US$7.50 for 2018, US$7.00 for 2019, US$6.50 for 2020 and US$6.00 for 2021; and

●
The elimination of export duties applicable to oil and gas exports, which became effective as from January 7, 2017.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the increase and breakdown of natural gas consumption in Argentina in 2003 and 2016 by type of consumer:

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

The demand for natural gas in Argentina is highly seasonal, with natural gas consumption peaks in winter. The source of seasonal changes in demand is primarily residential consumers. In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Government has entered into several natural gas import agreements. The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by ENARSA. To deal with the drop in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years. The Government slightly decreased imports from Bolivia from 579.2 MMcf/d in 2015 to 554.4 MMcf/d in 2016, with a maximum volume of around 765.3 MMcf/d in 2016.

In addition, between May and September 2016, re-gasified LNG was imported from Chilean terminals, which contributed an annual average of 120.1 MMcf/d to TGN’s transportation system.

In addition, in recent years, injections of natural gas from LNG tankers have played an important role in satisfying the growing natural gas demand during the coldest months of the year. Natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar. During 2016, the natural gas injected decreased to 466.1 MMcf/d from an average of 533.2 MMcf/d in 2015. ENARGAS has assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship at Bahía Blanca to our existing transportation pipeline.

Gas Supply. For the most part, Argentina’s natural gas reserves were discovered as a result of exploration for oil reserves. There are 19 known sedimentary basins in the country, 10 of which are located entirely onshore, six of which are combined onshore/offshore and three of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2016, 44.6% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LNG tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and Golfo San Jorge basins. We are not connected to the Cuyo or Noroeste basins. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2015 and 2014 (the most recent years for which information is available), production in 2015 and 2014 and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(Bcf)(1)(2)		Production (Bcf)		Reserve Life (years)(3)
		2015	2014	2015	2014	2015	2014
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	5,526.2	5,221.0	869.8	820.0	6	6
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	4,270.1	1,695.0	340.9	187.0	13	9
Golfo San Jorge	Chubut, Santa Cruz (north)	1,716.0	3,867.0	201.8	354.0	9	11
Cuyo	Mendoza (north)	25.7	27.0	1.9	2.0	13	14
Noroeste	Salta, Jujuy, Formosa	839.2	920.0	100.7	115.0	8	8
Total		12,377.2	11,730.0	1,515.2	1,478.0	8	8

(1) Estimated as of December 31, 2015 and 2014, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.
(2)
Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.
(3)
Weighted average reserve life for all basins, at the 2015 or 2014 production levels, respectively.
Source: Ministry of Energy.

In 2015, total natural gas production went up to 42,904 million cubic meters, representing a 3.3% increase with respect to the volumes produced in 2014. This inter annual increase has been the first since 2006, when it had increased by 0.7%. Between 2007 and 2013, the decrease rate was around 3% and this decline was restrained in 2014 when it fell only by 0.5%. On the other hand, in 2016, natural gas production increased by 4.9% compared to 2015.

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

In December 2015, YPF and Dow Argentina S.A., a subsidiary of Dow Chemical Co., announced an investment of US$ 500 million in 2016 for shale gas exploration in Argentina. Both companies, which have already invested $350 million in a joint shale gas venture, said in a statement that total investment could reach US$ 2.5 billion in coming years. The joint venture is the leading shale gas project of its kind in Argentina, with daily production of about 2 million cubic meters.

Neuquina Basin. The largest natural gas basin and the major source of natural gas supply for our system is the Neuquina basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploration and exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquina basin by YPF. This new natural gas reserve is at the early stages of its exploitation, which will require approximately three to four years, and involve high investments and extraction costs. In recent years, as mentioned above, in order to increase the existing natural gas reserves from the Neuquina basin, YPF announced the signing of certain agreements to develop oil and natural gas shale deposits in the province of Neuquén. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Neuquina basin. The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 55.3% was transported by us and approximately 44.7% by TGN for the year ended December 31, 2016.

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

Under the framework enacted by the Government to promote investments after the issuance of Decree No. 929/2013, in 2014, a joint operation was formed by Wintershall, Total and PAE for the investment of approximately US$ 1,000 million in off-shore gas fields (Vega Pleyade) located in the Tierra del Fuego region. In August 2016, the companies started up production at this field which will have a production capacity of 353.1 MMcf/d.

In addition, ENAP Sipetrol, YPF and ENARSA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina.

The map below illustrates the distribution of the gas basins in Argentina:

NGL Production Plant

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina comprised of the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees, the Pliego, the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations have had the practical effect of significantly altering the regulatory regime under which we have operated since 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the National Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the National Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector who continues to function in this position, the last of which was ruled through Decree No. 844/2016 on July 17, 2016.

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

Under certain circumstances and pursuant to the terms of our License, when ENARGAS asks us to restrict the provision of natural gas to clients who hold firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such natural gas firm transportation service interruption request. However, if ENARGAS does not accept our petition and we do not comply with ENARGAS’s instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

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

Although the natural gas supply shortage did not create a bottleneck in the transportation capacity that prevented the system from meeting increasing demand since 2008, the Government continues to impose restrictions from time to time on the consumption of natural gas by certain customers that hold firm transportation contracts with us, in an effort to redirect and target the supply to the demand regarded as top priority, mainly residential users, CNG stations and industries connected to the distribution network. Such restrictions have affected direct shippers who have firm transportation contracts with us, as well as industries in different distribution areas of the country.

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

●
operating and safety standards;

●
terms of service, including general service conditions such as specifications regarding the quality of gas transported, major equipment requirements, invoicing and payment procedures, imbalances and penalties, and guidelines for dispatch management;

●
contract requirements, including the basis for the provision of service, e.g., “firm” or “interruptible”;

●
mandatory capital investments to be made over the first five years of the license term; and

●
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

●
repeated failure to comply with the obligations of our License and failure to remedy a significant breach of an obligation in accordance with specified procedures;

●
total or partial interruption of the service for reasons attributable to us, affecting completely or partially transportation capacity during the periods stipulated in our License;

●
sale, assignment or transfer of our essential assets or otherwise encumbering such assets without ENARGAS’s prior authorization, unless such encumbrances serve to finance expansions and improvements to the gas pipeline system;

●
bankruptcy, dissolution or liquidation; and

●
ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or giving up our License, other than in the cases permitted therein.

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

Regulation of Transportation Rates—Actual Rates. The natural gas transportation rates established for each transportation company must be calculated in U.S. dollars and converted into pesos at the time of billing. However, the Public Emergency Law eliminated tariff indexing covenants based on U.S. dollar exchange rate fluctuations and established a conversion rate of one peso equal to one U.S. dollar for tariffs.

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

The tables below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect between May 1, 2015 and March 31, 2016 after the issuance of Resolution No. 3347/15 and since April 1, 2016 (applicable for all kind users except for residential) and October 7, 2016 (applicable for all of our customers) after the issuance of Resolution 3724 and No. 4054/2016 (“Resolution 4054”):

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
Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution. 3724

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since April 1, 2017 following the issuance of Resolution 4362:

Since April 1, 2017
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps.m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.650525	21.683927	0.49
	Santa Cruz Sur	1.311808	43.727372	0.98
	Chubut Sur	3.346231	111.541121	3.38
	Buenos Aires Sur	3.942323	131.410716	5.60
	Bahía Blanca	6.038705	201.290128	8.40
	La Pampa Norte	6.017293	200.576284	8.60
	Buenos Aires	7.065348	235.511576	10.35
	Greater Buenos Aires	7.927318	264.244011	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.659297	21.976401	0.49
	Chubut Sur	2.690787	89.692859	2.89
	Buenos Aires Sur	3.288153	109.605000	5.11
	Bahía Blanca	5.395408	179,846855	7.91
	La Pampa Norte	5.394439	179.814476	8.11
	Buenos Aires	6.425412	214.180259	9.86
	Greater Buenos Aires	7.290033	243.001319	10.78
From Chubut to:	Chubut Sur	0.653875	21.795701	0.49
	Buenos Aires Sur	1.226027	40.866927	2.71
	Bahía Blanca	3.269373	108.978477	5.51
	La Pampa Norte	3.432841	114.427392	5.71
	Buenos Aires	4.250176	141.672007	7.46
	Greater Buenos Aires	5.067510	168.916622	8.38
From Neuquén to:	Neuquén	0.581012	19.920338	0.49
	Bahía Blanca	2.822047	94.040542	2.80
	La Pampa Norte	3.039654	101.294653	3.15
	Buenos Aires	3.821870	127.368051	3.91
	Greater Buenos Aires	4.681244	156.320314	4.86
From Bahía Blanca to:	Bahía Blanca	0.653875	21.795701	0.49
	La Pampa Norte	0.163469	5.448915	0.20
	Buenos Aires	0.980803	32.693530	1.95
	Greater Buenos Aires	1.798138	59.938145	2.87

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
Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution. 4362

In addition to the tariffs above, we are entitled to a CAU. Since its inception in 2005, the CAU was increased, by 73.2% as from May 1, 2015, and by 200.1% as from April 1, 2016 by ENARGAS. The CAU represented approximately 58% of the tariff in force until March 31, 2017 and will represent 25% of the tariff in force since December 1, 2017, is paid by clients that required the additional transportation capacity or who financed their expansions by means of advance payments, and is set by ENARGAS. In 2016, we recognized revenues of Ps. 215.8 as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. Given the permanent increase of operational and maintenance costs throughout the years, which now exceed the amount of the CAU, we filed a claim against the National Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. We expect to receive two increases in the CAU, in December 2017 and April 2018, for an aggregate increase equivalent to an increase of 37% effective in full as from April 1, 2017. See Item 4. “Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

We expect that once the renegotiation of our License is concluded, we, CIESA and its former and current shareholders, will be required to withdraw all the legal claims filed against the Argentine Government in order to obtain the adjustment of the CAU.

The Public Emergency Law and Renegotiation Agreement. The Public Emergency Law granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the Public Emergency Law. The Public Emergency Law has been extended until December 31, 2017.

In July 2003, UNIREN was created under the joint jurisdiction of the MEF and MPFIPyS. This unit was empowered to reach total or partial agreements with the licensees and submit proposals regulating the transitory adjustment of tariffs and prices, among other things. No progress was made in our renegotiation process until December 2003.

Since 2003, multiple proposals from UNIREN, with varying levels of tariff increase, have been discussed. On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. For additional information regarding the tariff Renegotiation Process, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business— Our License has been subject to renegotiation pursuant to the Public Emergency Law. Failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”

On December 19, 2014 due to the delay in implementing the provisions of Decree No. 1918/09, we filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Government, claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU. This process is still ongoing.

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

●
A stepped increase of 8% as from April 1, 2014, 14% accumulated since June 1, 2014 and 20% accumulated since August 1, 2014.

●
As from May 1, 2015, a transitional increase of 44.3% in the price of the natural gas transportation service and 73.2% in the CAU.

In October 2011, we received from UNIREN a proposal for the 2011 Integral Renegotiation Agreement, which we accepted and signed after approval by our Board of Directors. However, because we did not receive response from UNIREN, on December 29, 2014 we filed a preliminary administrative appeal to the Government under the terms of section 30 of the National Administrative Procedures Act seeking damages for the failure to implement the Integral Renegotiation Agreement. This procedure is still ongoing.

In October 2015, we signed the 2015 Integral Renegotiation Agreement with UNIREN to incorporate Resolution No. 3347.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016, establishing the dissolution of UNIREN and transferring to each ministry the responsibility to renegotiate public service agreements. In addition, it sets the guidelines to complete the process of renegotiating those contracts for which no integral renegotiation agreements have been reached. In our case, the assumption of UNIREN duties will be by the Ministry of Energy together with the MH.

For this purpose, relevant ministries are empowered jointly with the MH to conclude integral renegotiation agreements to rebuild the financial economic equation of the contracts, ending the process of contract renegotiation initiated in 2002.

Decree No. 367/2016 also states that the new tariff scheme provided in the respective Integral Renegotiation Agreement approved by the Executive Branch will only be finalized once the RTI is completed, and provides that transitional adjustment of prices and tariffs are necessary to ensure the continuity of the normal provision of services. These transitional adjustments have been made in advance of future increases allowed by the integral renegotiation agreements.

Under the framework of the 2016 Transitional Agreement on March 31, 2016 ENARGAS issued Resolution 3724, which approved revised tariffs as of April 1, 2016, including the CAU, for the Natural Gas Transportation business segment, providing for a 200.1 % increase. The increase was granted to cover costs and investments associated with the regular provision of the public service of natural gas transportation until the Integral Renegotiation Agreements are finalized, and must be considered on account of the tariffs that will be in effect once the RTI is concluded.

As several legal proceedings were initiated against Resolution 31, we were not able to bill the 200.1% increase in full (for more information, see Item 3. “C. Risk Factors—Risks Relating to Argentina—Our License has been subject to renegotiation pursuant to the Public Emergency Law. Failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”) In 2016, the negative effect of this delay in adjustments was estimated at Ps. 423 million.

Moreover, the Increase was also associated with the implementation of the Investment Plan, which is overseen by the ENARGAS. The Investment Plan was being carried out with certain delays due to the impossibility on our part to timely invoice the entire Increase in accordance with the provisions of Resolution 3724.

Several legal proceedings were initiated to obtain the annulment of the increase of the PIST and the tariff increases for the natural gas transportation and distribution licensees decided by the ENARGAS. On August 18, 2016, the Supreme Court order issued its final decision mandating the Government to: (i) compulsory implement public hearings prior to the establishment of natural gas transportation and distribution tariffs, (ii) compulsory implement public hearings prior to the establishment of the point-of-injection gas price, and (iii) the invalidity of Resolutions 28 and 31 with respect to residential users, for whom tariffs had to be taken back to values effective as of March 31, 2016.

On the other hand, on August 19, 2016 ENARGAS issued Resolution No. 3953/2016, which implemented the decisions arising out of the Public Hearing with the Supreme Court. For additional information regarding the Public Hearing’s agenda, see “Item 4. Our Company—B. Business Overview—Natural Gas Transportation—The Argentine Natural Gas Industry.”

As a result of this hearing, since October 7, 2016, we were able to collect the revised tariffs at the levels provided for in Resolution 3724.

On March 30, 2017, we entered into the 2017 Transitional Agreement. On the same day and consistent with the 2017 Transitional Agreement, ENARGAS issued Resolution 4362 by which:

●
The RTI process , which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. However, according to the provisions of Resolution 74, the Ministry of Energy has limited the tariff increase arising from the RTI process. Accordingly, a new transitional tariff schedule in force as of April 1, 2017, which contemplates a rate increase of 64.2%, has been approved, but no increases for the CAU have been approved at this stage.

Resolution 74 provides that the remaining tariff increases resulting from the RTI will be granted as from December 1, 2017 (40% of the total increase) and April 1, 2018 (30% of the total increase). According to said resolution, the ENARGAS should consider the corresponding financial impact of the delay in the implementation of the tariff increase.

●
A staged tariff increase of 214.2% and 37% in the transportation tariffs and CAU (which will be structured to provide the same economic benefits to us as if the increases had been fully effective April 1, 2017), respectively, was approved.

●
We are bound to comply with the Five-Year Plan.

●
Prior to the approval of the 2017 Integral Renegotiation Agreement signed by us on March 30, 2017, expenditures to be made pursuant to the Five-Years Plan shall reach 10% of the Five-Years Plan total amount.

●
A non-automatic six-month adjustment mechanism for the natural gas transportation tariff was approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

As a consequence of the delay in the implementation of the Increase, as mentioned above, we were unable to comply with the Investment Plan in accordance with Resolution 3724. A portion of the investments corresponding to the Investment Plan will be made simultaneously with investments required to be made pursuant to the Five-Year Plan. At the date of this Annual Report, we are in the process of obtaining ENARGAS’s approval of the works already executed pursuant to the Investment Plan.

In addition to the conclusion of the 2017 Transitional Agreement, we have signed the 2017 Integral Renegotiation Agreement pursuant to which the RTI process will conclude. The 2017 Integral Renegotiation Agreement is pending approval by the Ministry of Energy, MH, The Office of the Attorney for the National Treasury, The General Office of the Comptroller and the Argentine Congress. Once these governmental approvals are obtained, the Executive Branch must issue a decree to make the agreement effective.

The Government has conditioned its approval of the 2017 Integral Renegotiation Agreement, to the abandonment by us and by our present and former shareholders of any claims resulting from the Public Emergency Law against the Government related to our business, including the ICSID Claim (as such term is defined below).

In 2003, Enron Corp. (“Enron”), a former indirect shareholder of Compañía de Inversiones de Energía S.A. (“CIESA”), which is our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and, together with Enron, the “Claimants”) filed a claim with the ICSID against the Government under the Bilateral Investment Treaty between the United States and Argentina (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted. The continued pursuit of the ICSID Claim, among other things, can adversely affect the timing and/or terms of any renegotiated tariff structure applicable to our natural gas transportation activities. By agreement of the disputing parties, the ICSID Claim has been suspended until July 15, 2017.

In January 2011, Pampa Energía S.A. acquired, among other assets: (i) PEPCA S.A., (formerly EPCA S.A.) (“PEPCA”) along with Enron’s and Ponderosa’s economic rights to monitor, suspend and withdraw the ICSID Claim and (ii) from Ashmore Energy International Limited (“AEI”), the CIESA Notes and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000.

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. On October 6, 2011, we granted a loan for US$26 million to Pampa to enable it to purchase the rights to monitor, suspend and withdraw the ICSID Claim. In 2015, we acquired Pampa’s rights over the ICSID Claim (the “Rights of the Arbitration Proceeding”) from Pampa after certain conditions set forth in the loan agreement were met.

We acquired rights over the ICSID Claim pursuant to a provision in our loan agreement with Pampa, which entitled us to receive the rights as prepayment of the loan if we verified that the 2008 Transitional Agreement had been adequately put into effect. This condition was met with the enactment of Resolutions No. I-2852 and No. 3347. Our rights over the ICSID Claim include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding was implemented through the transfer to a trust established abroad, of which we are the beneficiary.

At the date of issuance of this Annual Report, as agreed with the Government, the Arbitration Proceeding is suspended until July 15, 2017.

For more information, see “Item 3.D. Risk Factors – Our License has been subject to renegotiation pursuant to the Public Emergency Law. Failure or delay to negotiate further improvements to our tariff structure, and/or to have our tariffs adjusted to reflect increases in our costs in a timely manner or at all, has affected our financial condition and results of operations and could also have a material adverse effect on them.”

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

Resolution 4362 provides for a semiannual adjustment mechanism based on changes in the WPI. The increase is not automatic, however, as it requires the prior approval of the ENARGAS.

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

We may not for any reason dispose of, encumber, lease, sublease or lend essential assets for purposes other than the provision of the licensed service without ENARGAS’s prior authorization. Any extensions or improvements that we make to the natural gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of our License, we will be required to transfer to the Government or its designee the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment, receiving compensation equal to the lower of the following two amounts:

●
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

●
the net proceeds of a new competitive bidding (the “New Bidding”).

Once the period of the extension of the License expires, we will be entitled to participate in the New Bidding, and thus, we shall be entitled to:

●
submit a bid computed at an equal and not lower price than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business providing the licensed service at the valuation date, as a going concern and without regard to the debts;

●
obtain a new license, without payment, in the event that any bid submitted in the New Bidding exceeds the appraisal value;

●
match the best bid submitted by third parties in the New Bidding, if it would be higher than our bid mentioned above, paying the difference between both values to obtain a new license;

●
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

In addition, the Government has implemented a number of projects to encourage the exploration and development of new natural gas reserves, or secure alternative supplies of natural gas, in recent years. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—the Argentine Natural Gas Industry.” For example, the Northeast pipeline is a project, led by the Government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. In recent years, the Government has carried out, albeit with some delays, the development of the expansion works.

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

Historically, we have operated our Liquids business under two different types of contractual arrangements:

●
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

●
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

During 2016 we sold approximately 96.4% of the total volume of Liquids for our own account.

Our sales of liquids in the domestic market are regulated until April 1, 2015 by the Stabilization Agreement and the export parity prices set monthly by the Ministry of Energy pursuant to Law No. 26,020 and related regulations. The Stabilization Agreement was replaced by a new framework for selling LPG bottles (the “New Program”). As was the case under the Stabilization Agreement, under the New Program the Federal Energy Bureau regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. For more information, see “Regulation—Domestic Market” below.

We sell our LPG exports to Geogas Trading (“Geogas”), under an export agreement entered into on October 1, 2016, following a private bidding process. The contract provides for monthly sales of approximately 25,353 short tons of propane and 11,023 short tons of butane at the price quoted in Mont Belvieu, Texas, plus a fixed charge per metric ton. The contract expires on April 30, 2017. For the period October 2017 through April 2018, we will submit a new bid with customers for a new agreement to replace the existing one. For the period from May through September of each year, our sales will take place mainly in the domestic market, due to restrictions on natural gas processing and to governmental requirements to supply the domestic market.

In January 2016, we reached a one-year agreement with Petróleo Brasileiro S.A. for the delivery of 110,230 short tons at international prices minus a discount per sold ton. Selling prices are set taking into consideration the NWE ARA price, less a fixed discount per metric ton.

As of the date of this Annual Report, we are negotiating with Shell Trading US Company to reach an agreement, expected to be in effect until January 2018, for sale of natural gasoline. For the period January – April 2017, we have made spot sales to this client, also at a price based on an international reference price less a fixed discount per metric ton.

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although volumes exported using this modality are lower than exports by sea, they allow us to obtain a larger profit margin.

Regarding ethane sales, in spite of unfavorable international prices and higher competition to sell the product, in 2016 we managed to close an agreement with PBB for a one-year term from May 1, 2016 to May 1, 2017, after having operated under short- term agreements from January to April at the beginning of the year. The new agreement creates a certainty scenario during its term of effectiveness, as PBB is the only ethane client. The current agreement includes, among other conditions, TOP and DOP commitments for minimum annual quantities of 308,644 short tons per year, which is a lower than the TOP quantities included in the 2015 ethane agreement with PBB. If either of the parties does not comply with the TOP or DOP conditions, as applicable, that party is required to compensate the other party for the breach of the minimum annual quantities commitment. During 2016 and 2015, PBB did not comply with its TOP commitments and compensated us for such breach.

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

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 64.7% in 2016, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues principally from exports. Since the last quarter of 2014, international prices of LPG have declined significantly, in tandem with the decline in oil prices. However, as mentioned below, in December 2014 and February 2015, the export tax regime was modified to mitigate such decline in international prices. Since January 7, 2017, due to the fact that the Argentine government did not extend the validity of the retentions tax regime, the exports we make are not subject to any retention.

On the other hand, average propane and butane international prices recorded an inter-annual increase of 6.6% and 7.4%, respectively, whereas natural gas prices recorded a 16.5% drop, showing progress throughout the year. The above is a result of the regularization of inventories and the improvement in oil prices by the end of the year (as a result of the decisions adopted by the OPEC countries and other producing countries to decrease production to recover prices). Thus, average international prices variations between December 2016 and December 2015 were of 65.7%, 72.4% and 19.6% for propane, butane and natural gas, respectively.

In 2016, our export revenues from the Liquids production and commercialization segment were Ps. 1,437.9 million and represented 19.4% (22.2% for 2015) of our total net revenues and 30.1% (32.3% for 2015) of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,004,993 short tons, and the volume of sales from Liquids exports was 348,842 short tons, representing 34.7% of our total liquids sales volumes. These export volume also include sales made on behalf of third parties. Export revenues from our liquids production and commercialization segment command a price premium, which has declined after the decrease in international prices, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for Liquids on the international markets.

The annual sales of the Cerri Complex for 2016, 2015 and 2014 in short tons were as follows:

	2016	2015	2014
Ethane	305,861	306,097	330,960
Propane	345,577	346,910	355,524
Butane	244,814	261,872	254,307
Natural Gasoline	108,741	118,229	97,196
Total	1,004,992	1,033,109	1,037,987

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

Domestic market

We are not able to freely select the markets to which we will allocate LPG production. As we are effectively required to meet the minimum domestic demand before exporting significant amounts of LPG, we forego sales to foreign markets, where the prices for some products are higher than those established for local consumers in Argentina.

As noted above, our sales of LPG in the domestic market were regulated until April 1, 2015 by the Stabilization Agreement and related regulations. Under this framework, the Ministry of Energy caused LPG suppliers to guarantee sufficient supply of LPG in the domestic market. Law No. 26,020 creates a price regime pursuant to which the Ministry of Energy periodically publishes reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

The Stabilization Agreement was initially intended to expire on December 1, 2009. However, since that date, there have been several annual amendments to the agreement. The last amendment signed on April 29, 2014 and ratified through Resolution No. 532/2014 of the Federal Energy Bureau, provided that the Stabilization Agreement remained in force until March 31, 2015.

Under the Stabilization Agreement, butane bottles were sold at a fixed price below the market price, with a quota assigned to each producer. The lower price was partially offset by a subsidy paid to producers by a trust fund created for this purpose by Law No. 26,020. The trust fund was funded by: (i) penalties established by Law No. 26,020; (ii) assignments from the General State Budget; and (iii) funds that may be assessed by the Federal Energy Bureau.

On April 7, 2015, Resolution No. 73 of the Federal Energy Bureau terminated the trust fund. As a result, on March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau. Both replaced Stabilization Agreement, creating the New Program. As was the case under the Stabilization Agreement, under the New Program the Ministry of Energy regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. On April 3, 2017, the SRH issued Resolution No. 56-E/2017, which sets the new reference prices and the compensation received by us to sell LPG under the New Program. Under the New Program, we are required to supply certain volumes of butane to LPG bottlers, designated by the Ministry of Energy, at a price lower than the market price, and we are later compensated by the Government. For the period between 2011 and April 2015, the specified price was Ps. 570 per ton; for the period between April 2015 and March 2017, Ps. 650 per ton; and since April 2017, Ps. 2,568 per ton. The compensation received from the Ministry of Energy is currently set at Ps. 550 per ton, which has been the compensation amount since April 2015.

Participation in the New Program requires us to produce and market the LPG volumes required by the Ministry of Energy at prices significantly below the market. This requirement prevents us from covering production costs, even after giving effect to the subsidy payments that we receive under the agreement, creating a negative operating margin. We have initiated several actions with the Government in order to prevent the current situation of selling products with negative operating margins from continuing for an extended period. On June 3, 2015, we filed a motion for reconsideration against the provisions of the Federal Energy Bureau regarding volumes of LPG that must be provided in 2015 under the New Program. In addition, on August 18, 2015 we filed a lawsuit to overturn resolutions No. 49/15 and 70/15. In March 2016, we filed a petition to request that the Government decide on its jurisdiction on this issue.

Since the Propane Networks Agreement was signed between the Government and producers of LPG, including us, in 2003, we have complied with our commitments under this agreement. Pursuant to the Propane Networks Agreement, which has undergone several extensions, the Ministry of Energy fixed prices and procedures by which it compensates participating companies. The compensation received is calculated as the difference between the sales price established for the domestic market and the GLP-export parity price published monthly by the Ministry of Energy. The compensation is calculated on a monthly basis.

On March 16, 2015, the Federal Energy Bureau replaced the method for calculating the propane and butane export parity price applicable to propane and butane sales not included in the New Program and the Propane for Networks Agreement, through Resolution No. 36/2015. The previous method had been in place since June 28, 2005 pursuant to Resolution No. 792/05. The new calculation method came into effect on April 1, 2015.

On October 6, 2016, the Ministry of Energy enacted resolution 212 which establishes the new propane prices for the distribution under the Propane for Networks Agreement, settling at Ps. 800/Tn for Residential Users and General Service P1 and P2, and Ps. 2,100/Tn for General Service P3 users. On March 30, 2017, Resolution 74 set propane prices as follows: Ps. 1,267/Tn for Residential Users and General Service P1 and P2 users, and Ps. 2,832/Tn for General Service P3 users.

As payment of certain outstanding receivables related to the Propane for Networks Agreement as of December 31, 2015, on October 5, 2016 we received Argentine National Bonds denominated in U.S. dollars at an 8% annual interest rate, with maturity in 2020 (“BONAR 2020”). As of the date of the issuance of this Annual Report, we are conducting the necessary proceedings to collect the Propane for Networks Agreement compensations that have not been paid by the Argentine government, yet.

On March 14, 2017, the Ministry of Energy issued Resolution No. 34/2017 authorizing the payment of Ps. 91.6 million for our participation in the Propane for Networks Agreement, corresponding to the compensation owed from January to March and May to October 2016. At the date of issuance of this Annual Report, we have not received such payment. The unpaid amount of compensation related to the Propane Networks Agreement and the New Program totaled Ps. 178.5 million as of March 31, 2017.

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

On March 28, 2016, the Ministry of Energy issued Resolution 28, which instructs ENARGAS to take all the necessary measures to reduce to zero the tariff charge created by Decree No. 2,067/08.

International market

Disposition 168/05 of the former Undersecretary of Fuels requires companies intending to export LPG to first obtain an authorization from the Ministry of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

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

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including natural gasoline. The withholding tax on exports regime is based on the price of Brent crude oil less 8 US$/bbl (“IP”) as a reference price that is used to determine the applicable rate. When the IP is less than 71 US$/bbl the nominal rate of the withholding tax on export of natural gasoline will be 1%. When the IP is greater than 71 US$/bbl, the rate will be (IP- 70) / 70 x 100. IP was below US$ 71/bbl throughout 2015 and 2016, and continues to be below that level as of the date of this Annual Report, so the applicable nominal rate for the exports of natural gasoline has been 1%.

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

Beginning on January 7, 2017, natural gasoline, propane and butane exports will not be subject to hydrocarbons withholding. This is because the hydrocarbon export rights scheme created by Law 25,561 and its amendments was not renewed upon its expiration date. For the year ended December 31, 2016, when the average applicable withholding rates were of 1%, the total accrued exports withholding amounted to Ps. 11.1 million.

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

In order to guarantee access to natural gas to be processed in the Cerri Complex, in the past, we obtained the commitment of natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements. From time to time, and as these contracts expire, we renew and sign new agreements with them to replace expiring contracts. The agreements reached in more recent years, have had shorter durations. All of these recent agreements contain commitments of such natural gas producers not to reduce the quality of the natural gas that they sell to us. Nevertheless, any decision by such natural gas producers to make modifications to the methodology for injecting natural gas into the pipeline system could result in the receipt of lower quality natural gas, thereby reducing the amount of the Liquids available for extraction and processing in the Cerri Complex.

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

In recent years, we provided advisory services for the construction of natural gas and, more specifically, LNG infrastructure. We rendered these services in connection with an extension of inflow facilities for regasified LNG from ships at Puerto de Ingeniero White near city of the Bahía Blanca. In 2016, in addition to treatment and compression services rendered to several producers, such as Pluspetrol Energy S.A., YPF, and Pampa Energía, we provided a range of technical services related to connection to the natural gas transportation system, engineering inspection, project management, works inspection audits, dispatch management, professional technical counseling and instrument gauging tasks. Our customers for these services include, among others, Aluar Aluminio Argentino S.A.C.I., ENARSA and YPF. Moreover, in 2016, we continued our steam production in the co-generation energy unit located at the Cerri Complex.

In August 2016, we agreed on the terms for a twenty-year agreement for the renewal, expansion and extension of the natural gas compression and conditioning service we provide in the Rio Neuquen hydrocarbon field, which is operated by YPF jointly with Petrobras Operaciones S.A. and Pampa Energía. Besides, on September 27, 2016, we entered into a new agreement with the field operator (at that moment Pampa Energía, formerly Petrobras Argentina) for the expansion of the plant compressor capacity, which will generate additional revenues beginning in the second quarter of 2017.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

In 2016, agreements were made that allowed to increase the capacity sold and strengthen the operations of the Company. It is important to note that during 2016 negotiations were concluded for the refinancing of unpaid debts that Sílica Networks Argentina S.A. and Silica Networks Chile S.A. maintained with Telcosur, improving in this way the management of collections of this important client.

Telcosur reached agreements with new clients (Camuzzi Sur and Cerro Vanguardia S.A.) and managed to expand or renew agreements in force (British Telecom, Level 3 Argentina SA, Silica Networks Argentina SA, Silica Networks Chile SA, Pan American Energy, Transener and Total Austral S.A.).

C.
Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1) Incorporated in Argentina.
(2) Incorporated in Uruguay.

As of the date of issuance of this Annual Report, we are performing the formal steps to liquidate EGS.

D.
Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,706 miles long, of which 4,745 miles are our property. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/inch2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2016, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,939	30(2)	853/995	62	17	515,800
Neuba I/Loop Sur	732	24/30	853	15	5	61,300
Neuba II	1,307	30/36	975/995	21	7	194,000
Other (1)	728	Various	Various	6	3	7,500
Total	5,706			104	32	778,600
(1)
Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.
(2)
Includes two tranches of 24 inches, which correspond to the “Estrecho de Magallanes” natural gas pipeline.

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

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 113 MMcf/d and a total compression capacity of 29,960 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2016:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	105	25850
Plaza Huincul	28	2,950
Total	113	23,950

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

In general, we are subject to the requirements of the following environmental regulations:

●
the National Constitution;

●
Law No. 25,675 on National Environmental Policy;

●
Law No. 24,051 on Hazardous Waste;

●
Law No. 25,688 on Environmental Management of Waters;

●
the Criminal Code;

●
the Civil and Commercial Code; and

●
provincial legislation on the hazardous waste management, control of water resources, emission of gases and environmental compliance.

The principal environmental issues arising from our operations are related to the release of natural and combustion gases into the atmosphere, emergencies and damages by third parties, environmental noise, generation of waste, and impact on the soil and watercourses. We monitor all of these issues through a measurement and follow-up program. We also have an annual program of emergency drills to test our response capacity in the event of security or environmental emergencies.

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

We have established an environmental and industrial safety investment plan for the period of 2017-2021 with a budget of approximately US$43.0 million.

Safety

In 2016, we completed the practical and educational training to the new staff on Road Safety as part of our Preventive Management Program. We engaged a consultant to start a new cycle of this program in 2017, with adjustments and improvements to be implemented based on our experience over the last five years.

Through the implementation of Safe and Healthy Work workshops, we aim to reinforce the value of Human and Organizational factors in the prevention of incidents. During 2017 and 2018, we will continue with such implementation i by developing an activity program targeted at the whole company, with focus on the high and middle management and employees.

Within the framework of Assets Management, we developed Policies of Maintenance and Spare Parts and we surveyed critical assets and processes, among them the “Change Management” process.

We are also conducting a review of the Response to Emergencies and Crises Plans to adjust them to international best practices standards, focusing on safety emergencies and the mitigation of the likely scenarios that might impact on the environment and the community. During 2016, we continued training our brigade volunteers through activities in an external training center using model scenarios.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2016, 2015 and 2014 relate to the fiscal years ended December 31, 2016, 2015 and 2014, respectively.

We maintain our accounting books and records in Pesos. Our Financial Statements as of December 31, 2016, 2015 and 2014 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB and the interpretations issued by the IFRIC applicable as of such date.

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

Critical Accounting Policies and Estimates

In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

●
impairment of property, plant and equipment;

●
allowances for doubtful accounts and provisions for legal claims and others; and

●
income tax – deferred tax and tax credits.

Impairment of property, plant and equipment

We consider each of our business segments to be a single cash generating unit. Accordingly, we evaluate the carrying value of our property, plant and equipment on a segment-by-segment basis at the end of each fiscal year. In addition, we periodically evaluate the carrying value of our property, plant and equipment for impairment on a segment-by-segment basis when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We base our evaluations of property, plant and equipment on the assets’ value in use. The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments (iii) projections of the future costs to be incurred, (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is our weighted average cost of capital (“WACC”).

We recorded no impairment losses of components of property, plant and equipment at December 31, 2016 and 2015.

During 2016, we received a limited transitional increase of 200.1% in our tariffs and the RTI was initiated. Due to the uncertainties surrounding the tariff renegotiation process, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs.

In performing the impairment analysis for assets associated with our Natural Gas Transportation segment, we considered: (i) the status of the negotiations with the Argentine government and the impact of the tariff increases received, (ii) the current regulatory framework, (iii) recent experiences and renegotiation agreements signed by other natural gas and electricity utility peers, (iv) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities, and (v) our expectations regarding the conculsion of the RTI process, including our expectations regarding tariff increases beginning in 2017 and the impact of a cost monitoring scheme that would provide for the semiannual adjustments of tariffs.

We have prepared three different estimates of expected cash flows as of December 31, 2016, to which the following percentages of probability of occurrence have been assigned: optimistic: 20%, base: 70% and pessimistic: 10%. Each of the projected cash flows contains assumptions regarding the implementation of an Integral Renegotiation Agreement, and different scenarios of future tariff adjustments for the Natural Gas Transportation segment.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2016.

The three different estimates of cash flows assumed that we will obtain a new tariff scheme that will enable us to recover the value of property, plant and equipment used for the provision of the natural gas transportation public service, even an increase to 100% (from 10%) in the weighted probability of the pessimistic case and a reduction from 20% to 0% in the probability of occurrence of the optimistic case, and a reduction from 70% to 0% in the base case would not generate an adjustment for impairment. As of December 31, 2016, there are no impairment balances subject to reversal.

As mentioned in “Item 4. Our Information—B. Business Overview. Regulatory Framework. —Adjustment of Rates”, on March 30, 2017 we entered into the 2017 Transitional Agreement, ratified by Resolution 4362, by which the ENARGAS established increases of 214.2% and 37% in the transportation tariffs and CAU, respectively. However, Resolution 74 established that such increases will be granted in three stages effective from April 1, 2017, December 1, 2017 and April 1, 2018, but will be structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. On March 30, 2017, we also signed the 2017 Integral Renegotiation Agreement, which is still pending approval by the different governmental authorities. All these steps are necessary for the conclusion of the renegotiation of our License.

Considering the terms contained in Resolution 4362, and following the execution of the 2017 Integral Renegotiation Agreement, we re-estimated the different cash flows used to evaluate the impairment of the property, plant and equipment associated with our Natural Gas Transportation business segment. Management considers that it is not necessary to estimate three different cash flows applicable for this business segment. In this case, a single cash flow was prepared which considers: (i) the amount of the first installment of the tariff increase, (ii) the timing of the remaining rate increases obtained, (iii) an estimation of the amount of the remaining tariff increases, (iv) the six-month adjustment mechanism provided by Resolution 4362, (v) the Five-Year Plan, and (vi) the macroeconomic variables that will impact our business.

Thus, considering the above mentioned assumptions as of December 31, 2016 no impairment losses should be recognized.

Allowances for doubtful accounts and provisions for legal claims and others

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

We believe that our accounting policies relating to the allowances for doubtful accounts and provision for legal and other claims are “critical accounting policies” because:

●
It requires our management to make estimates and assumptions that are highly susceptible to change from period to period.

●
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

As of December 31, 2016 and 2015, we maintain a deferred tax asset tax amounting to nil and Ps. 58.9 million, respectively.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine sociedad anónima and all of our operations and operating assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. In particular, these factors affect our operating costs and revenues.

Since the onset of the severe economic crisis in Argentina in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar; (ii) high inflation since 2002, and (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the tariff for the transportation and distribution of natural gas. Regarding our Liquids Production and Commercialization business segment, in the past the Government has intervened in the market to implement measures to limit exports and limit selling prices. In addition, LPG and natural gasoline prices are set by reference to international prices, which suffered sharp decreases in 2014 and 2015, but recovered somewhat at the end of 2016.

For the year ended December 31, 2016, approximately, 64.4% and 28.2% of our net revenues were attributable to our Liquids production and commercialization segment and to our natural gas transportation business, respectively.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

Source: INDEC, Banco Nación Argentina, Stattiscal Agencies for the Province of San Luis and CABA.

The lack of adjustments to our natural gas transportation tariffs and sustained cost increases over the years have resulted in a substantial deterioration in the operating results of the natural gas transportation segment.

Year to year fluctuations in our net income are a result of a combination of factors, including principally:

●
The volume of liquids products we produce and sell;

●
Changes in international prices of LPG and natural gasoline;

●
Regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG);

●
Changes in the input costs related to the liquids production and commercialization segment, including the Gas Charge Resolutions;

●
The availability of natural gas and its richness;

●
Fluctuation in the Argentine peso / U.S. dollar exchange rate;

●
The tariffs we are permitted to charge in our Natural Gas Transportation business segment;

●
Local inflation and its impact on costs expressed in Argentine pesos; and

●
Other changes in laws or regulations affecting our operations, including tax matters.

Consideration of the effects of inflation

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measure at the reporting date of the reporting period. IAS standard lists a series of factors that should be considered in determining whether an economy is hyperinflationary, including whether the cumulative rate of inflation over in three years approaches or exceeds 100%.

In January 2007, the INDEC modified its methodology for calculating the CPI in order to reflect the CPI for the Great Buenos Aires Area (CPI-GBA). Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC’s official inflation data (as well as other economic data affected by inflation data. In January 2014, the Government established the IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of the country and the City of Buenos Aires. The methodological and geographic differences in the calculation of the CPI-GBA and the IPCNu caused the Argentine government to decide to discontinue its publication.

On January 7, 2016, the new leadership of the INDEC declared a “national statistical emergency” and implemented several reforms in order to reorganize the INDEC. As a result, the INDEC did not publish CPI data until June 2016, with information from April 2016. During the implementation of these reforms, the INDEC used the figures for CPI and other official statistics published by the Province of San Luis and the Autonomous City of Buenos Aires. As of the date of issuance of this Annual Report the CPI for the first four months of 2016 and November and December 2015 has not been published. Further, there are no communications from the INDEC expressing their intention to re-calculate CPI for those months.

Moreover, as a result of the slowdown in inflation in the second half of 2016 and the expectations of the Argentine Government to continue programs designed to reduce inflation(for the months of January, February and March 2017, the increase in the CPI as reported by the INDEC was 1.3%, 2.5% and 2.4%, respectively), the Argentine peso does not meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29. Even so, many of our operating costs such as wage costs and prices for inputs and services, have increased materially in recent years.

Argentine Macroeconomic Outlook for 2017

Since the current administration took office on December 10, 2015, the new authorities have been taking different measures to enable Argentina to begin a path of sustainable growth, lower inflation and correct imbalances in the relative prices of certain goods and services in the economy. These measures have included: (i) the issuance of Decree No. 55/2016, which declared an national statistic emergency and granted INDEC the necessary tools to restore international credibility regarding the indexes that it publishes; (ii) relaxation of foreign exchange controls, (iii) the settlement of claims by holdout bondholders; (iv) the elimination or reduction of taxes on exports in order to improve the situation of regional economies; and (v) the process of adjustment of public services rates, including those collected by the Natural Gas Transportation business segment.

At the date of issuance of this annual report there is uncertainty regarding the impact that these and other measures that the Government can take will have on key macroeconomic variables and particularly on the energy sector.

Discussion of Results of Operations for the Two Years Ended December 31, 2016 and 2015

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2016 and 2015, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,		Year ended December 31, 2016 compared to year ended December 31, 2015
	2016	2015	Variation	Percentage change
Revenues from sales	7,402.2	4,226.6	3,175.6	75.1%
Operating costs	(4,198.0)	(2,508.9)	(1,689.0)	67.3%
Depreciation	(238.0)	(251.0)	(13.0)	(5.2%)
Costs of sales	(4,435.9)	(2,759.9)	(1,676.0)	60.7%
Gross profit	2,966.2	1,466.7	1,499.6	102.2%
Administrative and selling expenses	(668.9)	(443.0)	(225.9)	51.0
Other operating (loss) / income	(65.5)	(335.4)	269.9	(80.5%)
Operating profit	2,231.8	688.2	1,543.6	224.3%
Net financial results	(813.4)	(974.2)	160.8	(16.5%)
Share of profit from associates	1.5	0.2	1.3	499.2%
Income tax income / (expense)	(489.3)	113.5	(602.9)	(530.9%)
Total comprehensive income / (loss)	930.7	(172.1)	1,102.8	640.7%

Year 2016 Compared to Year 2015

Total comprehensive income

For the year ended December 31, 2016, we reported total comprehensive income of Ps. 930.7 million, in comparison to the total comprehensive loss of Ps. 172.1 million reported 2015.

The positive variation in the comprehensive net results for fiscal year ended December 31, 2016, was mainly attributed to the increase of the operating profit of Ps. 1.543,6 million and a decrease of Ps. 160.8 million in net financial expense.

The material factors affecting consolidated operating were as follows:

●
Liquids Production and Commercialization net revenues increased by Ps. 1.860,6 million principally because of the effect that the increase in the exchange rate (Ps. 1,539.7 million) had on sales denominated in US dollars.

●
Other operating income improved from a loss position in 2015, when we recognized a loss of Ps. 324.4 million on the acquisition from Pampa of the Rights of the Arbitration Proceeding, which we received as repayment of a loan granted to Pampa in October 2011. The exercise of the Rights of the Arbitration Proceedings will enable us to conclude the final steps of the 2017 Integral Renegotiation Agreement.

●
The implementation of the tariff increase approved by Resolutions 3724 and 4054, which resulted in an increase of Ps. 1,033.4 million in net revenues from the Natural Gas Transportation business segment.

●
These positive effects were partially offset by the increase in variable production costs in the Liquids Production and Commercialization segment, as well as increases in other operating costs.

Since the onset of the economic crisis in Argentina in ate 2001, the Natural Gas Transportation segment has suffered a significant deterioration in its operating environment due to the lack of tariff increases and steady increases in operating costs resulting from inflation and the depreciation of the Peso against the U.S. dollar. Although the transitional rate increase we have received represent a partial recognition of the difficult economic conditions in which we continued providing the public natural gas transportation service, the start of the RTI process in April 2016 was of vital importance. The beginning of the RTI will enable the Company to move toward the normalization of the tariff regime which we hope will permit us to obtain a tariff scheme that will permit a sustainable recovery of this business segment.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2016 and 2015 represented 59.9% and 65.3%, respectively, of net revenues reported in these years. This decrease in the cost of sales as a percentage of revenues is due to an increase in net revenues (75%) higher than the increase in costs of sales (61%).

Administrative and selling expenses for the years ended on December 31, 2016 and 2015 represented 9.0% and 10.5%, respectively, of net revenues reported in both of these years.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2016 and 2015.”

Share of profit from associates

For the year ended December 31, 2016, we recorded a profit from our investment in associates of Ps. 1.5 million, compared to the profit of Ps. 0.2 million recorded for 2015.

Net Financial Results

Net financial results for the years ended December 31, 2016 and 2015 are as follows:

	2016	2015
	(in millions of pesos)
Financial income
Derivative financial instruments results	-	128.5
Interest income	100.4	79.4
Fair value gains on financial instruments through profit and loss	169.9	55.9
Foreign exchange gain	135.0	288.8
Subtotal	405.3	552.6
Financial expenses
Interest expense	(470.7)	(343.1)
Foreign exchange loss	(712.5)	(1,165.8)
Derivative financial instruments results	(8.9)	-
Other financial charges	(66.4)	(41.7)
Less: Amounts capitalized on qualifying assets	39.7	23.9
Subtotal	(1,218.7)	(1,526.7)
Total	(813.4)	(974.2)

Negative financial expenses for the year ended December 31, 2016, amounted to Ps. 813.4 million, compared to Ps. 974.2 million reported during the year 2015. This decrease of Ps. 160.8 million is mainly due to lower losses generated by the impact in the variation of the Argentine peso exchange rate against the U.S. dollar during 2015 of Ps. 298.9 million. In addition, the net negative financial results suffered a slight positive variation as a consequence of the higher return from the financial investments. This effect was partially offset by the higher interest charge on financial liabilities due to the exchange rate effect.

Finally, these effects were partially offset by the decrease of Ps. 137.4 million (loss of Ps. 8.9 million for the year 2016 vs. profit of Ps. 128.5 million for the year 2015) in the income generated by derivative financial instruments.

Analysis of Operating Profit by Business Segment for the Two Years Ended December 31, 2016 and 2015

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2016 and 2015:

	Year ended December 31,		Year ended December 31, 2016 compared to year ended December 31, 2015
	2016	2015	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales	2,087.2	1,014.0	1,073.2	105.8%
Cost of sales	(997.6)	(758.5)	(239.1)	(31.5%)
Gross profit	1,089.6	255.5	834.0	326.4%
Administrative and selling expenses	(386.0)	(220.7)	(165.3)	(74.9%)
Other operating expense	(44.7)	(333.0)	288.3	86.6%
Operating profit / (loss)	658.9	(298.2)	957.1	320.9%

Liquids Production and Commercialization
Revenues from sales	4,768.3	2,907.8	1,860.6	64.0%
Cost of sales	(3,218.9)	(1,869.4)	(1,349.5)	(72.2%)
Gross profit	1,549.4	1,038.4	511.0	49.2%
Administrative and selling expenses	(213.0)	(172.3)	(40.8)	(23.7%)
Other operating expense	(19.1)	(2.7)	(16.5)	(619.0%)
Operating profit	1,317.2	863.4	453.8	43.4%

Other services
Revenues from sales	485.8	260.6	225.2	86.4%
Cost of sales	(187.8)	(108.6)	(79.2)	(72.9%)
Gross profit	298.0	152.0	146.1	96.1%
Administrative and selling expenses	(59.0)	(42.9)	(16.1)	(37.7%)
Other operating (expense) / income	(1.3)	0.2	(1.4)	(760.2%)
Operating profit	237.8	109.3	128.5	117.6%

Telecommunications
Revenues from sales	60.8	44.2	16.6	37.5%
Cost of sales	(31.5)	(23.4)	(8.1)	(34.6%)
Gross profit	29.3	20.8	8.5	40.7%
Administrative and selling expenses	(10.8)	(7.1)	(3.7)	(52.9%)
Other operating expense	(0.5)	-	(0.5)	(100.0%)
Operating profit	18.0	13.7	4.2	31.0%

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 28.2% and 24.0% of our total revenues during the years 2016 and 2015, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation. As discussed above, since 2002, significant inflation and depreciation of the Peso, combined with a lack of compensating tariff increases, has resulted in a deterioration of the results of operations in this segment.

For additional information regarding the history of our discussions with various Argentine governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework

During 2016, the Natural Gas Transportation business segment recorded an operating income of Ps. 658.9 million, compared to the operating loss of Ps. 298.2 million in 2015. The main factors that affected the results of operations of this segment during 2015 are the following:

●
Revenues from the Natural Gas Transportation business segment increased by Ps. 1,073.2 million for the year 2016 compared to 2015. The increase was mainly due to: (i) the impact of the new rate schedules of natural gas transportation tariffs approved by Resolutions 3724 and 4122, necessary to achieve the temporary stabilization of the net revenues for this business segment until the Integral Renegotiation Agreement is signed, and (ii) the full effect of the implementation in May 2015 of the tariff increase approved by Resolution No. 3347.

●
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2016 and 2015, respectively, amounted to Ps. 1,485.1 million and Ps. 801.2 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 313.7 million and Ps. 103.5 million, respectively. The increase resulted from the tariff increase discussed above.

●
Revenues relating to the CAU amounted to Ps. 215.8 million and Ps. 72.4 million for the years ended December 31, 2016 and 2015, respectively. We have faced increasing operation and maintenance costs throughout the years. The CAU was increased by 73.2% in May 2015 and by 200.1% in April 2016; however, these increases were insufficient to offset the increased operating costs during that period. The value of the CAU is much less than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU.

●
Costs of sales and administrative and selling expenses for the year ended December 31, 2016 increased by Ps. 404.4 million, from Ps. 979.2 million to Ps. 1,383.6 million, as compared to the year ended December 31, 2015. This increase was mainly attributable to: (i) higher labor costs relating to the joint negotiations with trade unions during 2016, amounting to Ps. 181.7 million, (ii) an increase of Ps. 62.1 million in the turnover tax, (iii) higher management fee accrued of Ps. 51.1 million, and (iv) an increase of Ps. 78.7 million in maintenance expenses for the pipeline and other fixed assets.

●
The positive variation in other operating expenses was mainly due to the charge of Ps. 324.4 million recorded in 2015 for the acquisition of the Rights of the Arbitration Proceedings from Pampa, as mentioned above. This effect was partially offset by higher provision for contingencies in 2016 of Ps. 61.7 million.

As mentioned in “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Adjustment of Tariffs”, from April 1, 2017 we received a tariff increase of 64.2%. This tariff increase was granted under the RTI process, which will culminate when the Argentine government approves the terms of the 2017 Integral Renegotiation Agreement signed by us on March 30, 2017. According to the regulations issued by ENARGAS and Resolution 74, the tariff increase arising from the RTI process is granted in three stages (April 1 and December 1 2017 and April 1, 2018), that are designed to provide the same economic benefit to us as an increase of 214.2% for the natural gas transportation service and 37.0% for the CAU, if such increases had been fully effective as from April 1, 2017.

Based on the volume of natural gas transported during the year 2016, the positive effect in net revenues for fiscal year 2017 of the first tranche of the tariff increase would be approximately Ps. 1,300.3 million.

Liquids Production and Commercialization Segment.

Unlike the natural gas transportation segment, revenues of the Liquids production and commercialization segment are not subject to full regulation by ENARGAS and the Federal Energy Bureau. However, in recent years, the Government has enacted a number of laws and regulations that have limited our ability to receive the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the Cerri Complex. See “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization—Regulation” for more information.

The Liquids production and commercialization segment represented 64.4% and 68.8% of our total net revenues during the years ended December 31, 2016 and 2015, respectively. Production and Commercialization of Liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

During 2016 we processed on behalf of our customers only 3.7% of the volume sold, compared with approximately 20.2% of the volume sold in 2015.

All ethane produced by our Liquids segment in the year ended December 31, 2016 was sold locally to PBB. Our long-term contract with PBB expired on December 31, 2015. Sales to PBB from January to April 2016 were made on a month-to-month basis for January-April 2016, and we reached a new agreement for the period May 1, 2016 - May 1, 2017. This agreement provides for the delivery of all of our ethane to PBB and also allows us to obtain profit margins in line with those obtained in recent years. However, this contract provides for delivery of lower annual volumes than the expired contract did.

Our ethane sales for the years 2016 and 2015 represented 38.7% and 42.7% of our Liquids Production and Commercialization net revenues. For this reason, any decrease in the volumes of ethane sold to PBB may have a negative impact on our net revenues.

In 2016, we sold 59.3% of our production of LPG in the local market to LPG marketers (58.0% in 2015), with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2016 was exported to Petroleo Brasileiro. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2016 and 2015 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2016 compared to year ended December 31, 2015
	(volumes in short tons)		(volumes in short tons)
	2016	2015	Increase / (Decrease)	Percentage Change
Local Market
Ethane	305,861	306,097	(236)	(0.1)
Propane	194,447	190,530	3,918	2.1
Butane	155,842	162,316	(6,474)	(4.0)
Subtotal	656,151	658,943	(2,792)	(0.4)

Exports
Propane	151,129	156,380	(5,251)	(3.4)
Butane	88,972	99,556	(10,584)	(10.6)
Natural Gasoline	108,741	118,229	(9,489)	(8.0)
Subtotal	348,841	374,166	(25,324)	(6.8)
Total Liquids	1,004,992	1,033,109	(28,116)	(2.7)

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Exports.”

For several years, until the end of 2016, a variable export tax regime has been in force for natural gasoline, propane and butane, respectively. During 2015, to address declining international prices, the Government introduced several changes to the mechanism used to calculate the export taxes. These changes partially offset the impact of lower prices of propane, butane and natural gasoline during 2015 and 2016, compared with previous years. As of January 1, 2015 the nominal rate applicable to natural gasoline exports was reduced to 1% when the price of the Brent crude oil is less than 71 US$/bbl. In addition, as from February 25, 2015, the nominal export tax rate is 1% for propane and butane if the international prices are lower than US$ 464 and US$ 478 per metric ton, respectively. When the prices are higher, the applicable tax rate is calculated on a sliding scale according to the amount by which the actual price exceeds those prices.

The export tax regime expired at the end of 2016. During the year ended December 31, 2016, when the applicable average rates were 1%, the total withholdings on exports accrued was Ps. 11.1 million.

We cannot offer any assurance regarding the absence of withholding export taxes or the rate of any such taxes that may be reimposed.

In the domestic market, the Ministry of Energy has recently issued a series of measures that are expected to reduce the negative impact that the decrease in the international reference prices and the cost of natural gas have on our operating income. These measures include an increase in the sale price and the compensation from selling propane and butane bottles under the New Program, as well as the Ministry of Energy’s modification of the methodology for calculating the export parity price of the propane and butane sold in the domestic market.

In April 2017, the SRH issued Resolution 56 which increased the price of the butane sold under the New Program from Ps. 650/tn to Ps. 2,568/tn. However, the compensation to be collected was not changed. In addition, Resolution 74 increased the price of the propane sold under the Propane for Networks Agreement from Ps. 800/tn and Ps. 2,100/tn to Ps. 1,267/tn and Ps. 2,832/tn, depending on the customer class. Under this agreement, we still collect the compensation from the Government, which is calculated taking into consideration the export parity price published monthly by the Ministry of Energy.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2016, the Liquids Production and Commercialization business segment recorded operating income of Ps. 1,238.7 million, compared to Ps. 863.5 million in 2015. The main factors that affected the results of operations for this segment during 2016 were the following:

●
Segment revenue increased by Ps. 1,860.5 million in 2016, compared with the previous year. This increase is mainly due to: (i) the increase of Ps. 1,539.5 million as a result of depreciation of the Argentine peso against the U.S. dollar, (ii) an increase of Ps. 354.2 million resulting from higher volumes sold for our own account, (iii) higher storage and dispatch fees of Ps. 134.8 million and (iv) higher subsidies received under the New Program of Ps. 56.9 million. All these effects were partially offset by the impact of the 2015 annual adjustment of the ethane price and lower international reference prices (a decrease of Ps. 381.2 million).

●
Average propane and butane international prices recorded an inter-annual increase of 6.6% and 7.4%, respectively, whereas natural gas prices decreased by 16.5%, although the pace of the decrease slowed as the year progress. Such decrease, which was smaller than in previous years, is a result of the regularization of inventories and the increase in oil prices by the end of 2016 (as a result of the decisions adopted by the OPEC countries and other producing countries to decrease production to recover prices). Average international prices as of December 2016 and as of December 2015 increased 65.7%, 72.4% and 19.6% for propane, butane and natural gas, respectively.

Notwithstanding the changes made to the the New Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting in a negative operating margin on domestic sales of LPG.

●
Costs of sales, administrative and selling expenses for the year ended December 31, 2016 increased by Ps. 1,390.3 million, from Ps. 2,041.7 million to Ps. 3,432.0 million, as compared to the year ended December 31, 2015. This increase was mainly due to: (i) the rise in the price of natural gas that we are required to purchase in replacement of the energy content we extract from the gas stream or (Replenishment Thermal Plant, or “RTP”) as part of the Liquids processing business of Ps. 1,164.1 million, (ii) higher management fee of Ps. 56.5 million, (iii) labor costs of Ps. 40.7 million, (iv) higher turnover tax of Ps. 32.4 million, (iv) the increase in the bad debts account of Ps. 20.4 million. These effects were partially offset by the decrease in the withholding tax on exports of Ps. 50.0 million.

In recent years, given the increase in the export capacity of the United States, we obtained lower fixed charges over Mont Belvieu prices per ton of volume sold. However, the sharp decline in international prices that began in 2014 and continued through 2015 began to reverse slightly in 2016 as a result of the normalization of inventory levels of NGL in the United States, and the impact of the recovery in the oil price toward the end of the year. Although prices at December 31, 2016 are well below the levels observed two years ago, in 2016, the international market began to show some signs of recovery.

In October 2016, we entered into a term agreement with Geogas Trading that will expire on April 30, 2017 for the sale of 25,353 short tons of propane and 11,023 short tons of butane per month. This agreement improves the charges obtained in spot sales and will provide some certainty for the trading of these products in the short term.

Regarding natural gasoline export agreements, in January 2016 we entered into a one-year agreement with Petróleo Brasileiro S.A. This agreement contemplates the delivery of 110,023 short tons at international prices minus a discount per sold ton. During 2017, we sold natural gasoline to Shell at spot prices minus a discount per sold ton. We are currently negotiating with Shell the terms of an agreement to for sales of natural gasoline until January 2018.

The decline in international reference prices could adversely affect the operating margins of our Liquids Production and Commercialization business segment. We cannot predict the level or the timing of fluctuations in prices for LPG and natural gasoline prices.

As described in “Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation,” in 2008, the Executive Branch created the gas charge through Decree No. 2,067/08. The gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas on December 1, 2011. This modification in the charge meant an increase of approximately 726.5% of the charge created by Decree No. 2,067/08 for the financing of natural gas imports. We are currently challenging the increased gas charge before the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires. In July 2012, this court issued a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and NAFISA, as collection agents, not to bill or attempt to collect from us the gas processing charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Charge Resolutions, pending resolution of the dispute. In October 2016, we obtained a new six-month extension of this injunction that suspends the effect of Gas Charge Resolutions issued by ENARGAS. Although, as of April 1, 2016, we are no longer required to pay the Gas Charge due to the enactment of Ministry of Energy Resolution 28, we are still requesting the extension of the precautionary measure since the aforementioned resolution leaves without effect the administrative acts that established the value of the Gas Charge as of was sanction, but nothing disposes with respect to the amounts accrued in the past that we did not pay as a consequence of having the precautionary measure. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Tax Claims.”

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. If the injunction had not been obtained, the impact of the Gas Charge Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations. We estimate that the impact of the Gas Charge Resolutions for the year ended December 31, 2016, (from January 2016 until April 1, 2016, the effective date of Resolution 28), assuming that we were able to recover the charge to the sales price of the product, would have resulted in a pro forma net loss of Ps. 52.1 million and an operating loss for the segment for the year ended December 31, 2016.

The cumulative impact on retained earnings from 2012 to 2016 had we not obtained the injunctions would have been a reduction of Ps. 601.6 million.

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

During 2016, the Other services business segment recorded an operating profit of Ps. 237.8 million, compared to Ps. 109.3 million in 2015. The main factors that affected the results of operations of this segment during 2016 are the following:

●
Net revenues increased by Ps. 225.2 million primarily due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar (Ps. 150.9 million) and higher volume of natural gas compression services (Ps. 61.8 million).

●
Costs of sales, administrative and selling expenses increased by Ps. 95.3 million, mainly due to increases in: (i) labor costs (Ps. 35.4 million), (ii) costs of services rendered to third parties (Ps. 14.1 million), (iii) depreciations (Ps. 14.2 million), (iv) other operating costs (Ps. 12.5 million), (v) management fee (Ps. 7.9 million), and (vi) turnover tax (Ps. 6.9 million).

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur.

During 2016, the Telecommunications business segment recorded an operating profit of Ps. 18.0 million, compared to Ps. 13.7 million in 2015. The main factors that affected the results of operations of this segment during 2016 are the following:

●
Net revenues increased by Ps. 16.6 million in the year ended December 31, 2016 when compared to 2015. The positive variation was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar (Ps. 15.7 million).

●
Costs of sales, administrative and selling expenses increased by Ps. 11.8 million, due mainly to higher labor cost of Ps. 7.6 million and turnover tax of Ps. 1.9 million.

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

The negative variation in the comprehensive net results for fiscal year ended December 31, 2015, was mainly attributed to the decrease of the operating (loss) / profit amounting to Ps. 244.3 million (26.2% below that of 2014) and the net financial results to Ps. 208.5 million (27.2% below that of 2014). To that extent, it is worth highlighting:

●
The acquisition from Pampa of the Rights of the Arbitration Proceedings received as payment of the loan granted to Pampa in October 2011 represented a loss of Ps. 324.4 million for the year ended December 31, 2015. The exercise of the Rights of the Arbitration Proceedings will enable us to fulfill the conditions set in the 2017 Integral Renegotiation Agreement.

●
Liquids Production and Commercialization net revenues decreased by Ps. 335.5 million (10.3% with respect to 2014) from 3,243.3 million to 2.907,8 million during the year 2015. This decrease was principally due to the significant drop by more than 50% in international reference prices.

●
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

Administrative and selling expenses for the years ended on December 31, 2015 and 2014 represented 10.5% and 18.8%, respectively, of net revenues reported in both of these years. The reduction in administrative and selling expenses was mainly due to the decrease in the withholding tax on exports after the issuance of Resolutions No. 1,077/2014 and 60/2015, which reduced the applicable tax rate to 1%.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2015 and 2014.”

Share of profit / (loss) from associates

In the year ended December 31, 2015, we recorded a share profit from associates of Ps. 0.2 million, compared to the loss of Ps. 2.9 million recorded in the year ended December 31, 2014.

Net Financial Results

Net financial results for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
	(in millions of pesos)
Financial income
Derivative financial instruments results	128.5	-
Interest income	79.4	219.4
Fair value gains on financial instruments through profit and loss	55.9	24.8
Foreign exchange gain	288.8	218.9
Subtotal	552.6	463.1
Financial expenses
Interest expense	(343.1)	(310.5)
Foreign exchange loss	(1,165.8)	(777.8)
Derivative financial instruments results	-	(103.5)
Other financial charges	(41.7)	(47.4)
Less: Amounts capitalized on qualifying assets	23.9	10.4
Subtotal	(1,526.7)	(1,228.8)
Total	(974.1)	(765.7)

Negative financial expenses for the year ended December 31, 2015, amounted to Ps. 974.2 million, compared to Ps. 765.7 million reported during the year 2014. This increase of Ps. 208.5 million is mainly due to higher losses generated by the impact in the variation of the Argentine peso exchange rate against the U.S. dollar during 2015 of Ps. 318.2 million and the lower interests on financial assets of Ps. 140.0 million. These negative effects were partially offset by the positive variation on the result of derivative instruments.

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

●
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

●
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2015 and 2014, respectively, amounted to Ps. 801.5 million and Ps. 581.6 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 103.5 million and Ps. 82.7 million, respectively.

●
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

●
The negative variation in other operating expense was mainly due to the charge of Ps. 324.4 million recorded by the acquisition of the Rights of the Arbitration Proceedings from Pampa, as mentioned above.

Liquids Production and Commercialization Segment.

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

●
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

●
Costs of sales, administrative and selling expenses for the year ended December 31, 2015 decreased by Ps. 392.0 million, from Ps. 2,433.6 million to Ps. 2,041.7 million, as compared to the year ended December 31, 2014. This decrease was mainly due to reduction in the withholding export tax of Ps. 450.5 million as a consequence of the modifications introduced by the Government mentioned in Item 4 —B. Business description—Liquids Production and Commercialization.” This effect was partially offset by the increase in labor costs of Ps. 23.0 million and the variable production costs of liquids resulting from the rise in the price of natural gas that we are required to purchase in replacement of the energy content we extract from the gas stream or RTP as part of the Liquids processing business of Ps. 26.1 million.

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

As described in “Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation,” in 2008, the Executive Branch created the gas charge through Decree No. 2,067/08. The gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011. We are currently challenging the increased gas charge, before the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires. In July 2012, this court issued a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and NAFISA, as collection agents, not to bill or attempt to collect from us the gas processing charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Charge Resolutions, pending resolution of the dispute. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Tax Claims.”

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

Other Services

During 2015, the Other services business segment recorded an operating profit of Ps. 109.3 million, compared to Ps. 125.8 million in 2014. The main factors that affected the results of operations of this segment during 2015 are the following:

●
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

●
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

●
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

●
Costs of sales, administrative and selling expenses for the year ended December 31, 2015 increased by Ps. 2.8 million, from Ps. 27.6 million to Ps. 30.5 million, as compared to the year ended December 31, 2014. The increase was principally attributable to higher labor cost of Ps. 5.4 million, partially offset by the decrease in turnover tax of Ps. 2.5 million.

B. Liquidity and Capital Resources

In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our cash flows from operations have been affected in recent years due to the lack of adjustment to our natural gas transportation tariffs to cover increases in our operating costs and capital expenditures. Along these lines, and as a guiding principle, financial solvency is our main objective.

To preserve cash surpluses, we invest in low risk and highly liquid financial assets offered by high quality financial institutions that are located in Argentina and the United States of America. Our policy is designed to diversify credit risk. We also prioritize investing our cash surpluses in U.S. dollar denominated financial assets as our debt is almost 100% U.S. dollar denominated.

In the short term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariff for our regulated business segment and price controls, (iv) fluctuations in the natural gas price used as RTP, and (iv) fluctuations in exchange rates.

The Investment Plan, which at Ps. 794.3 million represents capital expenditures of around 4 times our capital expenditures for 2015, is expected to be concluded in 2017. We to use cash generated by our operations to fund the capital expenditures under the Investment Plan.

Starting in the fourth quarter of 2014, the Liquids Production and Commercialization business segment, as it is mentioned in “Item 5—A. Operating results —Liquids Production and Commercialization”, began to be affected by the sharp decline in the reference international prices of the Liquids, which continued during 2015 and 2016. In 2016, we also continued participating in the Stabilization Agreement Program, through which butane is commercialized at subsidized sales prices, despite significantly higher production costs. For further information see “Item 4—A. Our Information—Liquids Production and Commercialization.”

The factors described above have changed our operating cash flow, especially the operating cash flow corresponding to the Liquids business segment that in prior years had mitigated the impact of continued low tariffs in the natural gas transportation business segment. Nonetheless, during 2016, our operating cash generation has been sufficient to meet our operating costs and capital expenditures.

On December 17, 2015, the new administration of the Executive Branch issued certain measures that involved the relaxation of foreign exchange controls in force over the last four years. As a result, the official exchange rate published by Banco de la Nación Argentina increased from Ps. 9.83 per U.S. dollar on December 16, 2015 to Ps. 13.95 per U.S. dollar on December 18, 2015. The new regulation modifies the existing regimes related to, among others, (i) the purchase of external assets by Argentine residents for investment purposes; (ii) arbitration and foreign currency swap; (iii) financial indebtedness (i.e., repatriation obligation, mandatory deposit, minimum waiting period; prepayment); and (iv) imports of goods and services. For additional information, see “Item 10 – Additional information—D. Exchange controls.”

A further devaluation of the peso or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity, our ability to carry out mandatory capital investments and our ability to service our debt.

Our primary sources and uses of cash during the years ended December 31, 2016, 2015 and 2014 are shown in the table below:

	Years ended December 31,
	2016	2015	2014
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	872.5	789.4	893.8
Cash flows provided by operating activities	2,137.5	467.0	993.1
Cash flows used in investing activities	(534.7)	(228.3)	(168.6)
Cash flows used in financing activities	(1,016.2)	(294.6)	(982.4)
Net increase / (decrease) in cash and cash equivalents	586.6	(55.8)	(157.9)
Foreign exchange gains on cash and cash equivalents	95.9	138.9	53.5
Cash and cash equivalents at the end of the year	1,555.1	872.5	789.4

Cash Flows Provided by Operating Activities

Cash flows provided by operating activities were Ps. 2,137.5 million and Ps. 467.0 million in 2016 and 2015, respectively. The increase of Ps. 1,670.5 million in 2016 against 2015 was mainly as a result of: the improvement in operating income and the higher income received (Ps. 162.5 million) from the liquidation of derivative financial instruments contracted in order to mitigate the risk of exchange rate variation on our financial debt.

Cash flows provided by operating activities were Ps. 467.0 million and Ps. 1,019.0 million in 2015 and 2014, respectively. The decrease of Ps. 552.0 million in 2015 against 2014 was mainly due to an increase in the payments for accounts payable for the acquisition of goods and services and the decrease in the collection of trade receivables, which were collected in January 2016.

Cash Flows Used in Investing Activities

Cash flows used for investing activities increased by Ps. 306.4 million in 2016 compared with 2015. This increase is mainly due to higher capital expenditures of Ps. 194.1 million due to higher costs incurred for carrying out repair and maintenance of the pipeline system operated by us. In addition, cash flow provided by sales of financial assets not considered cash equivalents fell by Ps. 112.3 million (Ps. 61.4 million for fiscal year 2016 vs Ps. 173.7 million for fiscal year 2015).

Cash flows used for investing activities increased by Ps. 33.9 million in 2015 compared with 2014. This increase is mainly due to higher capital expenditures of Ps. 51.4 million due to higher costs incurred for carrying out repair and maintenance of the pipeline system operated by us.

Cash Flows used in Financing Activities

Cash flows used in financing activities increased by Ps. 721.6 million in 2016 compared with 2015, mainly as a result of the following: (i) the prepayment in November 2016 of the remaining outstanding negotiable obligations issued under the 2007 global program, (ii) the higher cancellation of financial debt due to the impact of the higher exchange rate, and (iii ) the payment of dividends in January 13, 2016 in accordance with the delegations granted by the respective Shareholders' Meetings that approved our financial statements for the year ended December 31, 2014 and allocated income for the payment of dividends when determined by the Board.

Cash flows used in financing activities decreased by Ps. 687.8 million in 2015 compared with 2014 mainly due to the payment of U.S. dollar 94.7 million of scheduled principal amortization of our financial debt in May 2014. In May 2015 we paid U.S. dollar 30.4 million in scheduled principal amortization of our financial debt.

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

Beginning in April 2007, we began a series of steps to refinance the Restructured Notes and the amended and restated loan agreements with Inter-American Development Bank (the “Amended Loans”). These steps included a tender offer and proxy solicitation with respect to all of the Restructured Notes (the “Tender Offer”), which was completed in May 2007 and accepted by 78.4% of the note holders; a new notes offering (described below); an optional prepayment of amounts outstanding under the Amended Loans; and the redemption of all of the Restructured Notes remaining after the completion of the Tender Offer. Concurrent with the Tender Offer, we commenced an offering of new notes in an aggregate principal amount of US$ 500 million (the “2007 Notes”) pursuant to our Medium Term Note Program (the “2007 Program”), which provides for the issuance of up to a maximum principal amount of US$ 650 million in notes. The interest rate for the 2007 Notes was fixed at 7.875%, and the maturity date was May 14, 2017.

Between August 2008 and August 2010, we cancelled the 2007 Notes with a nominal value of US$ 125,976,000, which were purchased by us on market, at prices lower than their nominal value. These purchases and cancellations helped us to reduce our finance costs.

In addition, and in order to optimize the use of our cash, the Board of Directors approved on October 14, 2016 the redemption of all outstanding 2007 Notes for a remaining amount of US$ 30.8 million. The redemption was carried out on November 14, 2016 in accordance with the terms of the Notes and the related indenture.

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes (the “Exchange Offer”). The Exchange Offer settled on February 11, 2014. Bondholders who had US$ 250,741,000 aggregate principal amount of the 2007 Notes accepted the exchange, and we delivered to them US$ 255,451,506 of new notes (the “2014 Notes”) pursuant to our Medium Term Note Program approved by the CNV on January 3, 2014 (the “2014 Program”). The 2014 Notes bear interest at a fixed rate of 9.625% per annum, and the principal will be amortized in four equal payments, the first one amortized in May 2014 while the remaining payments will mature on May 14, 2018, 2019 and 2020.

As of the date of this Annual Report, our total indebtedness under the 2014 Notes amounted to US$ 191,588,630. The scheduled amortization payments amount to US$ 63,862,876 payable in each of 2018, 2019 and 2020. See “Item 10. Additional Information – C. Material Contracts –Debt Obligations.”

Our Board of Directors has proposed that the 2017 Shareholders Meeting authorize an increase of up to US$700,000,000 (or its equivalent in other currencies) of the 2014 Program for the issue of short and medium term notes non-convertible into our Shares.

We are subject to several restrictive covenants under our 2014 Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. In addition to the required principal amortization payment obligations, we are also subject to other restrictive covenants that affect our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations” for a detailed discussion of the terms of our financial debt, including the interest rates and material covenants applicable to such indebtedness.

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate.

During the years 2016, 2015 and 2014 a financial (expense) / income of (Ps. 8.9 million), Ps. 128.5 million and Ps. 38.0 million was recognized as a result of currency forward agreements.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2017-2019 periods, in millions of U.S. dollars, are set forth in the following table:

	2017	2018	2019	Total
Natural Gas transportation
Reliability and others	76.6	106.8	89.1	272.5
Expansions	-	-	-	-
Operational efficiencies	-	-	-	-
Total	76.6	106.8	89.1	272.5
Liquids production and commercialization
Reliability and others	13.9	9.6	9.0	32.5
Expansions	1.3	-	-	1.3
Operational efficiencies	0.9	-	-	0.9
Total	16.1	9.6	9.0	34.7
Other services	4.1	1.1	0.8	6.0
Total Capital Expenditures	96.8	117.5	98.9	313.3

The table above includes the capital works necessary to comply with the mandatory Five-Year Plan.

We currently expect continue to rely on cash flow from operations and short-term and long-term borrowings and other additional financing activities to finance capital expenditures in the near term.

Currency and Exchange Rates

Our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and more than Ps. 3,172.4 million (or 43.1%) of our annual revenues were peso-denominated in the fiscal year ended December 31, 2016. Contributing to this exposure are the measures taken by the Government since the repeal of the Convertibility Law and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 78.9% which are denominated in U.S. dollars for the year ended December 31, 2016. See “Item 3. Key Information—Exchange Rates Information.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States of America. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and fixed-term deposits. Also during 2016, we changed the fund investment policy in order to target cash investments in higher performance financial instruments, minimizing the credit risk and keeping a high liquidity level.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. Also given the anticipated finalization of the RTI process, we will analyze the financing sources for the implementation of the Five-Year Plan.

In addition, since 2014, we have entered into forward purchase transactions. For further information see “—Derivative Financial Instruments” below.

Our financial debt obligations denominated in foreign currency as of December 31, 2016, amounted to US$ 246.4 million (Ps. 3,915.5 million). As of December 31, 2016, we also had the equivalent of US$ 42.2 million (Ps. 671.0 million) of trade and other payables denominated in U.S. dollars. Finally, US$ 96.1 million (Ps. 1,516.9 million) of our assets are denominated in U.S. dollars. Therefore, our net liability position in U.S. dollars amounted to US$ 232.7 million as of December 31, 2016.

We estimate, based on the net liability financial position of our balance sheet as of December 31, 2016 that, other factors being constant, a 10% appreciation of the U.S. dollar against the Argentine Peso for the year ended December 31, 2016, would have decreased our income before tax for the year in approximately Ps. 307.0 million. A 10% depreciation of the U.S. dollar against the Argentine Peso would have an equal and opposite effect on the income statement. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

As of December 31, 2015, the net position was buying U.S. dollars amounting to US$ 52.5 million, at a weighted average exchange rate of Ps. 11.37 per $1, for settlement on May 2016. The fair value of outstanding derivative financial instruments as of December 31, 2015 amounted to a net asset position of Ps. 128.1 million. Such contracts were guaranteed by Ps. 29.9 million, which were disclosed under “Other Receivables.” During 2015 and 2016, we recognized a gain / (loss) of Ps. 128.5 million and (Ps. 8.9 million), respectively, because of our currency forward purchase transactions.

We do not enter into derivative financial instrument agreements for speculative purposes.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our all of debt obligations are fixed.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “A. Operating Results—Discussion of Results of Operations for the Two Years ended December 31, 2016 and 2015” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

E. Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our Financial Statements. All of our interests in and/or relationships with our subsidiaries are recorded in our Financial Statements. See “B. Liquidity and Capital Resources—Derivative Financial Instruments.”

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2016:

	Payment due by period (in millions of argentine pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	3,485.4	294.5	3,190.9	-	-
Purchase Obligations (3)	264.8	264.8	-	-	-
Leasing(5)	1,187.0	164.9	237.8	237.8	546.5
Other Long-Term Liabilities(4)	467.2	467.2	-	-	-
Total	5,404.4	1,191.4	3,428.7	237.8	546.5
(1)
Refers to amortization and interest payments on the 2014 Notes as described in “Item 5. Operating and Financial Review of Prospects—Description of indebtedness” and “Item 10. Additional Information—C. Material Contracts”, respectively.
(2)
The total amount of interest payments includes Ps. 402.9 million of estimated interest payments not accrued according to the 2014 Notes as of December 31, 2016.
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
(5)
Corresponds to the financial leasing arrangement entered with Pampa Energía. The total amount includes estimated interest payment not accrued as of December 31, 2016 for approximately Ps. 338.8 million. For additional information see “Item 5. Operating and Financial Review of Prospects – Description of indebtedness.”

Approximately 99.6% of the debt obligation amounts set forth in the table above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of US$1.00 = Ps. 15.89 as of December 31, 2016. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Item 6.
Directors, Senior Management and Employees

A.
Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of a minimum of nine directors and a maximum of 11 directors and 11 alternate directors. In the absence of one or more directors, alternate directors will attend meetings of the Board of Directors. Directors and alternate directors are elected at an ordinary meeting of shareholders and serve one- to three-year renewable terms, as decided by the shareholders.

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

The 2017 Shareholders Meeting will consider the creation of an Executive Committee formed by the Chairman, the Vice-Chairman and two other members of our Board of Directors.

On July 27, 2016, GIP, WST and PCT collectively acquired shares and rights representing indirect control of fifty percent (50%) of the outstanding capital stock of CIESA. In addition, on that date, Pampa Energía acquired from Petrobras Internacional Braspetro B.V. all of the stock and voting rights of Petrobras Participaciones S.L., the holder of the 67.1933% of the capital stock and voting rights of Petrobras Argentina and, consequently, the indirect control of Petrobras Hispano Argentina S.A. We refer to these transactions as the “CIESA Acquisition”. For a detailed description of the CIESA Acquisition, see “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

in accordance with the General Companies Law and in view of the vacancies occurred in our Board of Directors, on July 27, 2016, the Supervisory Committee appointed the replacement Directors. Their terms of office lasted until the General Ordinary Meeting of Shareholders held on August 29, 2016, which appointed new directors and Syndics to fill the vacancies. The term of office of such directors and Syndics will end on the date of the Ordinary General Shareholders’ Meeting that considers the financial statements for the year ending December 31, 2016.

The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

As mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the AFJPs transferred their share participation of our outstanding capital stock (which as of the date of this Annual Report represents 23.1% of our common stock) to the FGS managed by the ANSES. At our General Annual Shareholders’ Meeting held on April 20, 2016, the ANSES appointed Mauricio Edgardo Szmulewiez and Sergio Benito Patrón Costas as independent directors, Ignacio Gustavo Alvarez Pizzo, and Lourdes Armada as independent alternate directors. Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, these representatives are to report directly to the MEF and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the MEF of the agenda for each board of directors meeting and provide related documentation.

On February 2015, the Executive Branch enacted Decree No. 196/2015, which complements the provisions of Decree 1278/2012, mainly extending indemnity and legal assistance coverage to directors and statutory committee members appointed by the Government in companies in which it has stock participation.

Decree No. 894/2016, which created the Secretary of Economic Policy and Planning Development, established that directors appointed by the FGS shall have the functions, duties and powers established by the General Companies Law, the Capital Market Law and all the rules applicable to the company in which they act as directors, its bylaws and other internal regulations.

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

●
is also a member of the administrative body or dependent on shareholders who hold “significant shareholding” of the issuer, or any corporation in which those shareholders hold directly or indirectly “significant shareholding,”

●
is engaged or was engaged during the last three years to the issuer under a contract of employment,

●
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

●
directly or indirectly holds “significant shareholding” in the issuer or any corporation, which holds “significant shareholding” in the latter,

●
directly or indirectly sells or provides goods or services to the issuer or its shareholders, who hold direct or indirect “significant shareholding,” for an amount substantially higher than the compensation received for their position as members of the administration body, or
●
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

Name	Year of Appointment	Term Expires	Position	Position in Other Company
Gustavo Mariani	2011	2017	Chairman	Vice Chairman and Co-Chief Executive Officer, Chief Generation Manager and Chief of New Business at Pampa
Luis A. Fallo	2016	2017	Vice Chairman	Public Accountant
Mariano Batistella	2014	2017	Director	New Business, Strategy and Planning Executive Director at Pampa
Gregorio Werthein	2016	2017	Director	Executive Director at Werthein Group
Sonia Fabiana Salvatierra	2009	2017	Director	Member of the law firm Salvatierra & Asociados Abogados
Diego Alberto Güerri	2006	2017	Independent Director	Member of the law firm Güerri & Asociados
Carlos Alberto Olivieri	2010	2017	Independent Director	Independent Consultant
Mauricio Edgardo Szmulewiez	2016	2017	Independent Director	Legal and accounting advisor
Sergio Benito Patrón Costas	2016	2017	Independent Director	Head in Labor Relations at Macro Bank
Diego Salaverri	2016	2017	Alternate Director	Legal Director at Pampa
Nicolás Mindlin	2016	2017	Alternate Director	New Business, Strategy and Planning Director at Pampa
Hugo N. Galluzo	2016	2017	Alternate Director	Lawyer
Mariano Osvaldo Ferrero	2011	2017	Alternate Director	Legal Counsel
Jorge Sampietro	2016	2017	Alternate Director	General Manager at Petroquímica Cuyo S.A.I.C.
Alejandro Candioti	2011	2017	Independent Alternate Director	Partner of Candioti Gatto Bicain & Ocantos S.C.
Diego Petrecolla	2007	2017	Independent Alternate Director	Chairman of GPR Economía S.A.
Ignacio Gustavo Álvarez Pizzo	2016	2017	Independent Alternate Director	Lawyer at the Directors and Corporate Affairs department in the FGS
Lourdes Armada	2016	2017	Independent Alternate Director	Risk analist at FGS

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Gustavo Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998.  He has been a member of board of directors of Pampa since November 2005 and serves as Vice-Chairman and co-CEO.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and served as an investment portfolio manager.  He currently serves as Director of Bodega Loma la Lata S.A., CPB, CTG, Loma de La Lata, GMA Warrants S.A., Transener, CIESA,  Citelec, Comunicaciones y Consumo S.A., Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Grupo Mtres S.A., Emes Inversora S.A., IEASA, EASA, Transba, Edenor, Grupo Emes S.A., Grupo Dolphin Holding S.A., HIDISA, HINISA, Nihuiles, Diamante, IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Comercializadora S.A., Pampa Participaciones II, Pampa Participaciones, Transelec, Petrolera Pampa, Sitios Argentinos S.A, Greenwind S.A., Parques Eólicos del Fin del Mundo S.A., Parques Eólicos Argentinos S.A., Dolphin Fund Management S.A., and PELSA and as alternate liquidator of CAM Gerenciadora S.A. (company in liquidation).  In addition, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.” He was born on September 9, 1970.

Luis A. Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA. He currently serves as director of Simali S.A. Sagua Argentina S.A., Beau Lieu S.A., Petroquímica Cuyo S.A.I.C., Aguas de Santiago S.A., Petroken Petroquímica Ensenada S.A., PEPCA S.A. and CIESA. Since 1999 he has also acted as executive manager of Argentine Real Estate Investment Company S.A. He was born on January 29, 1960.

Mariano Batistella currently works as New Business, Strategy and Planning Director of Pampa Energía. Mr. Batistella previously worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and a postgraduate degree in finance from the same institution. He currently serves as director of CIESA, IEASA S.A., Petrobras Bolivia Internacional S.A., Petrolera Entre Lomas S.A.. Oleoductos del Valle S.A., Hidroeléctrica Los Nihuiles S.A., Petrobras Hispano Argentina S.A., Refinería del Norte S.A., Pampa Participaciones S.A., Inversora Nihuiles S.A. and Inversora Diamante S.A. He also acts as alternate director of Bodega Loma la Lata S.A., Central Térmica Loma la Lata S.A., Electricidad Argentina S.A., EG3 Red S.A., ENECOR S.A., Pampa Comercializadora S.A., Pampa Energía, Parques Eolicos del Fin del Mundo S.A., Petrolera Pampa S.A., Petrobras Argentina S.A., Pampa Participaciones II S.A., Transelec Argentina S.A., World Energy Business S.A., Central Térmica Güemes S.A., Empresa Distribuidora y Comercializadora Norte S.A. and Hidroeléctrica Diamante S.A. He was born on July 31, 1982.

Gregorio Werthein has a degree in Economics from Universidad de Buenos Aires and a Master’s degree in Business Administration from Columbia Business School and participated in the Leadership Development Program of Harvard Business School. Since June 2011, he has served as Executive Director of Werthein Group. He also is the co-founder and Chairman of Shipeala. He was born on September 15, 1983.

Sonia Fabiana Salvatierra received a degree in Law from the Universidad de Buenos Aires. Between 1987 and 1996 she worked for the Caja de Valores S.A. Between 1996 and 2008 she acted as associate for Marval O’Farrell & Mairal. Currently, she is partner in the Salvatierra & Asociados law firm. In 2015 she co-founded V&S SRL, an integral foreign trade services company. She is member of many advisory boards in ONGs. She is also a member of the board of directors of CIESA and alternate syndic of Quirón Asset Management S.A.  She was born on March 20, 1966.

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

Carlos Alberto Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA) and Stanford. At present, Mr. Olivieri is professor of Finance of Di Tella University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF S.A. as Chief Financial Officer (“CFO”) for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires and Michigan Universities. Currently, Mr. Olivieri is also member of the board of directors of Provida AFP (Chile) and act as financial advisor. He was born on May 14, 1950.

Mauricio Edgardo Szmulewiez received Law and Accounting degrees, both from the Universidad de Buenos Aires. Between April 1982 and October 1989, he worked for Lisdero Law Firm as tax and foreign investments manager. Since 1989, he is the owner of Dr. Mauricio Edgardo Szmulewiez law and accounting firm. He was born on January 19, 1960.

Sergio Benito Patrón Costas received a law degree from Universidad de Buenos Aires. From 1994 to 2002, he held several positions in the Federal Criminal and Correctional Court of the City of Buenos Aires. Between 2002 and 2006, he acted as lawyer in Urtubey & Asociados Law firm and Group M Collection. He is currently the Head of Labor Relations in Macro Bank. He was born on December 31, 1975.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Javier Gremes Cordero	2012	CEO
Alejandro Basso	2007	CFO and Services Vice President
Rubén De Muria	2016	Institutional and Regulatory Affairs Executive Manager
Nicolás M. Mordeglia	2010	Legal Affairs Vice President
Carlos H. Sidero	2013	Human Resources Vice President
Oscar Sardi	2005	Operations Vice President
Néstor Hugo Martín	2013	Business Vice President

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

Alejandro Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Between March 2008 and October 2016, he acted as our Management Control and Corporate Governance Vice President. In October 2016, he was designated as our CFO and Services Vice President. He also acts as alternate director of TGU, EGS and Telcosur. He was born on October 13, 1961.

Rubén De Muria received a Public Accountant degree from Universidad de Buenos Aires. He obtained a Master in Regulations of Gas and Electricity Industries from CEARE. He worked for Chase Manhattan Bank Argentina and Perez Companc SA between 1985 and December 1992. In December 1992, he joined us as member of the Regulatory Matters and Rates Department. In August 2006, he was promoted to Regulatory Matters and Rates Manager. Finally, in December 2015 he was appointed as Institutional and Regulatory Affairs Executive Manager. He was born on January 31, 1964.

Nicolás M. Mordeglia received a Law degree from Universidad de Buenos Aires in 1988 and a Master’s degree in Business Law and an Executive Business Program from Universidad Austral in 1994. During 2002, he attended an Executive Management Business Program at IAE. He worked for the Legal Affairs Department of SADE Ingeniería y Construcciones S.A. (f/k/a Sade S.A.C.C.I.F.I.M.) from 1990 to 1992, and for the Legal Affairs Department of Compañia Naviera Perez Companc S.A.C.F.I.M.F.A. from 1993 to 1995. He worked for the Legal Affairs Department of Cerro Vanguardia S.A. (f/k/a Minera Mincorp S.A.) from 1995 to 1999. From 1999 to 2010, he worked for the Legal Affairs Department of Petrobras Argentina S.A. (f/k/a Pecom Energia S.A.) and has been appointed to several boards of directors and Statutory Committees in corporations in Argentina and abroad where Petrobras Argentina has interests including TGS and CIESA. Since August 2010, he has served as our Legal Affairs Vice President. He was born on August 17, 1965.

Carlos H. Sidero graduated from Universidad de Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina S.A. He joined TGS in March 2013 as Vice President Human Resources. He was born on February 16, 1956.

Oscar Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and from that year he has held different positions in our operations area. In April 2005, he was designated as our Service Vice President, until October 2016 when he was named as our Operations Vice President. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

Néstor Hugo Martín obtained a degree in Chemical Engineering from the Universidad Nacional del Sur, Bahía Blanca. Mr. Martín has wide experience in the oil and gas industry. Between 1976 and 2002, he held different positions in companies such as ESSO S.A.P.A., YPF, Isaura S.A. and EG3. In 2002, he joined Petrobras Argentina where he served in many managerial positions especially related to planning, business, supply and trading. In 2013, he was designated as our Business Vice President. He was born on April 17, 1953.

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

B.
Compensation

The remuneration paid by us during the year 2016 to the members of our Board of Directors and executive officers amounted to Ps. 6.0 million and Ps. 33.0 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

Audit Committee

According to the Capital Market Law, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” The Audit Committee operates under its Rules of Procedure, which was approved in its meeting held in 2013 in accordance with the requirements of the Capital Market Law. The Rules of Procedure require that the majority of the members that form the Audit Committee must be independent according to the CNV’s standards. Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year. At the General Annual Shareholders’ Meeting held on April 20, 2016, Diego Alberto Güerri, Carlos Alberto Olivieri and Mauricio Mauricio Edgardo Szmulewiez were designated as independent members of the Board of Directors and Alejandro Candioti, Diego Petrecolla and Sergio Benito Patrón Costas were appointed as their alternates.

The Board of Directors meeting held on April 20, 2016 appointed the current members of the Audit Committee, who as of the date of this filing are Diego Alberto Güerri, Carlos Alberto Olivieri and Mauricio Edgardo Szmulewiez. All of the current members of our Audit Committee are independent under CNV and SEC regulations.

The Audit Committee’s mandatory periodic duties are to:

●
supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and BASE in compliance with the applicable disclosure policies;
●
supervise the application of information policies regarding our risk management;
●
ensure that the market is informed about those operations where there may be a conflict of interest with one or more members of the Board of Directors, controlling shareholders or other parties as defined by the applicable regulations;
●
express its view on the reasonableness of fees and stock option plans for directors submitted by the Board of Directors;
●
express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase excluding or limiting preferential rights;
●
verify compliance with the Code of Ethics (see Item 16.B. “Code of Ethics”);

●
issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;
●
prepare an annual working plan for the fiscal year and notify the Board of Directors and the Statutory Committee within 60 days from the beginning of the period;
●
fulfill all the obligations stated in our By-laws and applicable laws and regulations;
●
express its view on the Board of Directors’ proposals appointing (or rejecting) the external auditors to be hired and monitor the auditors’ independence; and
●
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

Also, regarding the internal and external auditors, the Audit Committee must:

●
review their plans; and
●
evaluate their performance, and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee must:

●
analyze the different services rendered by the external auditors as well as their independence, according to Technical Resolution (“TR”) No. 34 of the FACPCE, any other related regulations issued by professional councils and those regulations set by Title II, Chapter III, Article 21 of the rules of the CNV;
●
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
●
verify the independence of the external auditors in accordance with internal policies.

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

●
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
●
provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Law No. 26,381, article 98); and
●
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

The aggregate remuneration paid by us during the year 2016 to the members of the Audit Committee was approximately Ps. 1.9 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Statutory Committee

The Statutory Committee is our monitoring body as stipulated in Section No. 284 of the General Companies Law. Our By-laws provide for a Statutory Committee consisting of three syndics and three alternate members (“alternate syndics”). In accordance with our By-laws, two syndics and the corresponding alternate syndics are elected by a majority vote of the holders of our Class A Shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Committee is elected at the General Annual Shareholders’ Meeting and serves for a one-year renewable term. Members of the Statutory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TR No. 15. Our directors, officers and employees may not be members of the Statutory Committee, all members must be independent. Our By-laws require the Statutory Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Committee consist of monitoring our management’s compliance with the General Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors and shareholders’ meetings, (ii) call Extraordinary Shareholders’ Meetings when deemed necessary and General Annual Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate remuneration paid by us during 2016 to the members of the Statutory Committee was approximately Ps. 1.1 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets out the current membership of our Statutory Committee, each of whom was appointed at the Ordinary General Shareholders’ Meeting held on August 29, 2016, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Carlos Alberto Di Brico	2016	2017	Syndic
José María Zuliani	2015	2017	Syndic
Hugo Alejandro Carcavallo	2016	2017	Syndic
Gerardo Prieto	2016	2017	Alternate Syndic
Alejandro Mario Roisentul Wuillams	2014	2017	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

Carlos Alberto Di Brico received Business and Public Accounting degrees, both from the Universidad de Buenos Aires. He currently is member of the board of directors of Pampeana, Aristocrat Argentina PTY Limited and Plant Impact Argentina S.A. He held several management positions in Eveready Argentina S.A. between 1975 and 1995. From 1995 and 1998 he served as CFO of Stafford Miller Argentina S.A.. Between 2001 and 2013 he served as Emerson Argentina CFO. He was born on August 8, 1952.

José María Zuliani received a Law degree and a Master’s Degree in International Private Law from the Universidad Nacional de Rosario. In January 1996, he joined Refinería San Lorenzo S.A. where he served as head of the Legal Department. In November 2000, he joined Petrobras Argentina, where he held several managing positions. He left Petrobras Argentina in February 2009 after serving as its Gas and Energy Legal Affairs Manager. Between 2009 and 2010, he was appointed as our Legal Affairs Vice President. Between December 2012 and December 2015, he acted as consulting partner in the law firm Salaverri, Dellatorre, Burgio & Wetzler Malbrán. At present, he works as Legal Vice President in Energía Argentina S.A.. He was born on December 13, 1961.

Hugo Alejandro Carcavallo received a Law degree from the Universidad de Buenos Aires. Between 1988 and 2016, he worked as syndic of the General Office of the Comptroller. He also serves as syndic of Servicio de Radio y Televisión de la Universidad de Córdoba SA; Sistema Nacional de Medios Públicos SA (en liquidación) and represents to the Goverment in Monitoring Body of the Limay, Neuquén y Negro rivers. Previously, he acted as syndic of Administración General de Puertos SE; Lotería Nacional SE; Interbaires SA; Radio y Televisión Argentina SE; Educ.ar SE. He was born on October 6, 1958.

Remuneration Committee

We do not have a remuneration committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See Item 16.G. “Corporate Governance.”

D.
Employees

The following table sets out the number of employees per department as of December 31, 2016, 2015 and 2014:

	Number of Employees as of December 31,
Department	2016	2015	2014
General	2	2	2
Administration, Finance and Services	98	47	47
Human Resources	21	18	20
Control and Corporate Governance(1)	-	10	10
Legal Affairs	10	11	12
Public and Regulatory Affairs	6	8	7
Services(2)	-	139	136
Safety and Environmental	26	12	12
Business	40	40	40
Internal Audit	4	3	3
Operations	719	640	627
Total	926	930	916
(1)
Since October 2016, these employees are part of the Administration, Finance and Services Department.
(2)
Since October 2016, its staff has been allocated to the Administration, Finance and Services Department.

The following table sets out the number of employees according to geographical location as of December 31, 2016, 2015 and 2014:

	Number of Employees as of December 31,
Location	2016	2015	2014
City of Buenos Aires	239	247	244
Province of Buenos Aires	392	390	390
Province of Chubut	59	58	58
Province of La Pampa	13	13	13
Province of Neuquén	90	83	73
Province of Río Negro	49	56	54
Province of Santa Cruz	82	81	82
Province of Tierra del Fuego	2	2	2
Total	926	930	916

As of December 31, 2016, 2015 and 2014 the number of temporary employees working for us was 25, 16 and 20, respectively.

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

The year 2016 presented an inflationary scenario that required numerous meetings with union representatives. We maintain a positive relationship with each of the employee unions with representation before our company. The fruits of this work were the agreements reached with each such union, which have been submitted to the national labor authority for approval and inclusion in existing collective bargaining agreements. Those agreements effectively prevented trade union conflicts and work stoppages.

We have begun contract negotiations with our labor unions to avoid conflicts in 2017, but the status of these negotiations is uncertain.

Currently, 29.0% of our workforce is affiliated with one of three national unions, each of which has representation in each of the provinces in which we operate.

E.
Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of the date of issuance of this Annual Report is 348,673 shares.

Our directors, Syndics and executive officers, individually and together, beneficially hold less than 1% of our Class B Shares.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to own more than five percent of our common stock as of March 31, 2017:

Name of Beneficial Owner	Number of Shares	Percent of Total Common Shares	Class
CIESA	405,192,594	51.0000%	A
FGS	183,618,632	23.1113%	B

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares. Local and foreign investors hold the remaining shares of our common stock. CIESA is under co-control of: (i) Pampa Energía, which holds 10% of CIESA’s common stock, (ii) the CIESA Trust, which has a trust shareholding of 40%, and (iii) GIP, WST and PCT, who in the aggregate hold a combined 50% indirect ownership interest in the outstanding capital stock of CIESA, as follows: GIP holds 27.1%, WST holds 4.58% and PCT holds 18.32%.

The current ownership of CIESA is the result of the CIESA Acquisition which encompassed the following steps:

●
On July 27, 2016, Pampa Energía S.A. acquired from Petrobras Internacional Braspetro B.V. all the stock and voting rights of Petrobras Participaciones S.L., the holder of the 67.1933% of the capital stock and voting rights of Petrobras Argentina and, consequently, the indirect control of Petrobras Hispano Argentina S.A.

●
On the same day, (i) Pampa Energía and its subsidiary Pampa Participaciones S.A. sold all of the capital stock and voting rights of PEPCA to GIP by 51%, WST by 45.8% and PCT L.L.C. by 3.2% and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, in a proportion of 55% and 45%, respectively.

●
On January 17, 2017, CIESA was informed of the exercise of the swap option agreed among Pampa Energía, GIP, WST and PCT. Pursuant to such option, (i) GIP and PCT transferred to Petrobras Hispano Argentina S.A. their position as beneficiary of the CIESA Trust owning of 40% of the stock and voting rights of CIESA; and (ii) Pampa Energía and Petrobras Hispano Argentina S.A. transferred to GIP and PCT shares representative of 40% of the capital and voting rights of CIESA, while Pampa Energía kept a direct participation in CIESA of 10% of its capital and voting rights.

Pursuant to the Pliego and the terms of the 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

FGS owns 23.1% of our common stock. According to applicable regulations, any transfer or other action that limits, alters, cancels or modifies the destination, ownership, possession or nature of the shares held by the FGS which results in a decrease the FGS’s holdings in a manner inconsistent with applicable law, shall not be conducted without prior express authorization of the Argentine Congress, with the following exceptions:

●
Public takeover bids addressed to all holders of such shares at a fair price authorized by the CNV, under the terms of Chapters II, III and IV of Title III of Law 26,831.

●
Exchange of shares for other shares of the same or another company in the context of a merger, split or corporate reorganization processes.

As of March 31, 2017 a total of 31,631,857 ADRs, representing 158,159,285 Class B Shares (40.63% of the total Class B Shares) were held by approximately 30 registered holders. Because certain of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

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

Our current Board of Directors consists of nine directors (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Under the Shareholders Agreement, the CIESA directors designated by each of the Class A1, Class A2, Class B1 and Class B3 shareholders shall cause CIESA to nominate directors, alternate directors and syndics pursuant to the instructions given by each of such class of shareholders. Thus, indirectly, the Class A1 shareholders nominate two regular directors, two alternate directors, one regular syndic and one alternate syndic, the Class A2 shareholders nominate two regular directors and two alternate directors, the Class B1 shareholders nominate one regular director, one alternate director, one regular syndic and one alternate syndic and the Class B3 shareholders nominate one regular director, one alternate director, one regular syndic and one alternate syndic. The three remaining independent directors must be unanimously approved by all shareholders of CIESA.

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

Mandatory tender

In accordance with the provisions of the Capital Markets Law and the rules of the CNV on mandatory tender offers for change of control and acquisition of significant indirect interest, on July 27, 2016, we were notified by GIP, WST and PCT of their intention to launch a tender offer to purchase up to a total of 194,651,345 outstanding Class B Shares of common stock, including Class B Shares represented by American Depositary Shares, representing up to 24.5% of our common stock, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars) (the “Offer”).

The Offer was authorized in Argentina by the CNV on December 22, 2016. Subsequently, on December 30, 2016, GIP, PCT and WST launched the Offer in the US. The Offer was made concurrently in both the Buenos Aires and US stock markets. Following a number of extensions, the Offer expired on March 15, 2017. On that date, GIP, PCT and WST informed us that a total of 4,003 Class B Shares had been validly tendered in Argentina (representing approximately 0.0005% of our capital stock). With respect to the US Offer, a total of (i) 42,117.542762 Class B Shares underlying ADSs were validly tendered and (ii) no Class B Shares were validly tendered, representing approximately 0.0053% of our share capital. All conditions to the Offer in the U.S. having been satisfied, including the completion of the Offer in Argentina, GIP, PCT and WST accepted for purchase all ADSs and Class B Shares validly tendered and not withdrawn pursuant to the Offer.

B.
Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Service Agreement

Pampa Energía is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, we pay a monthly fee based on a percentage of our operating income. With the prior approval of ENARGAS and our Board of Directors, in October 2014, we and Pampa Energía approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014. For additional information see “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Service Agreement.”

Commercial transactions

In the normal course of business, we enter into agreements with Petrolera Pampa SA and Pampa Energía, to transfer natural gas and richness. The price, which is denominated in U.S. dollars, is determined according to common practices.

Moreover, we, under certain agreements, process the natural gas in Cerri Complex and commercialize the liquids, render natural gas transportation services and other services to our related companies.

On November 1, 2016, Pampa Energía assigned the operation of the Río Neuquén area and its related contracts to YPF. Until that date, our transactions under those contracts were reported as transactions with related parties of our Other Services business segment.

Financial transactions. Loan agreement with Pampa.

On October 5, 2011, we granted a US$26 million loan to Pampa Energía S.A. Proceeds from the loan were used by Pampa to exercise the option contained in the Call Option Agreement. Additionally, to guarantee compliance with its obligations, Pampa Energía S.A. created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Government acquired upon exercise of the option mentioned above. For more information, see “Item 10—Additional Information.—C. Material Contracts.”

After several extensions of the maturity of the loan agreement, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía S.A., including:

i.
Extension of the expiration date until October 6, 2014, with the option to automatically renew for one additional period of one year. Due to this term, the expiration date was extended to October 6, 2015.

ii.
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

iii.
An applicable annual interest rate of 6.8% plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, our Board of Directors approved the acquisition of the Rights of the arbitration proceedings. For further information, see Note 16.a to our Financial Statements “Regulatory Framework - General framework of the regulated segment. - Acquisition of the Rights of Arbitration Proceedings.” According to IFRS, the Rights of the arbitration proceeding do not qualify to be recognized as an asset in our financial statements. Consequently, they were recognized and classified under “Other Operating (loss) / Income” in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324.4 million.

As of December 31, 2016, the loan to Pampa Energía S.A. had been fully repaid by Pampa Energía assigning to TGS Pampa’s rights over the ICSID Claim as described under Item 4. “Our information—B. Business Overview—The Argentine Natural Gas Industry—Regulatory Framework—The Public Emergency Law and Renegotiation Agreement.”

The details of significant outstanding balances (stated in thousands of pesos) for transactions with related parties as of December 31, 2016, are as follows:

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2016, see Note 19 to our Financial Statements included in this Annual Report on Form 20-F.

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

Tax Claims

a) Exemption of the sales of Liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, we required the Tax Bureau of the Province of Buenos Aires (“ARBA”) to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, we filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld our complaint. In this ruling, the Tax Court determined that the sale of ethane is exempt from the payment of the turnover tax, but that the sale of propane and butane in the domestic market, where propane and butane are not intended to be a raw material for an industrial activity, is not exempted.

For the previously mentioned, We filed an appeal contesting the Tax Court’s decision in May 2007 before the Province of Buenos Aires Court, alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, we were notified of the decision on appeal, which was unfavorable to us. On December 15, 2014, we filed an appeal against such decision. This appeal was partially accepted in April 2016, as the Chamber of Appeals decided that the exemption applies to the production of propane, butane, ethane and natural gasoline, but not to LPG.

Subsequently, we and ARBA filed an Extraordinary Appeal of Inapplicability of the law before the Supreme Court of Justice of the Province of Buenos Aires. As of the date of this Annual Report, a resolution on such appeal is pending.

On February 19, 2008, we were notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, we filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, we filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax Court partially upheld our complaint, as of the date of issuance of this Annual Report, the settlement of the debt is pending of approval. On March 16, 2015, we proceeded to pay the sum of Ps. 3.3 million corresponding to the fiscal periods between August 2003 and December 2004 in accordance with ARBA’s claims under the pending procedure.

On December 4, 2012, we were notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline. We unsuccessfully argued that the claim was time barred. Subsequently, on August 5, 2015, the Court of First Instance upheld our statute of limitations exception. The decision was appealed by ARBA and confirmed by the Administrative Court of Appeals in La Plata. ARBA then filed an Extraordinary Appeal of Inapplicability of Law which is currently pending resolution by the Supreme Court of the Province of Buenos Aires.

As of December 31, 2016, we maintained no provision of for this concept because according to our legal advisors opinion and given the recent decision of the Chamber of Appeals, our management believes that we would not have to pay the tax.

b) Turnover tax calculated on the natural gas price used by us as fuel to render its transportation services

We have interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by us as fuel to render our transportation services. Several lawsuits have been initiated against our Company, which were concluded in a manner adverse to us. In this respect, after having paid the amounts claimed in previous years, we have begun a tax recovery appeal process to claim from the provinces of Santa Cruz and Tierra del Fuego a total amount of Ps. 8.4 million and Ps. 11.2 million, respectively.

In January 2016, we were notified of a new claim initiated by the Tax Bureau of the Province of Santa Cruz for fiscal periods May 2011 to July 2014 for an amount of Ps. 5.0 million. In March 2016, we filed a reconsideration petition rejecting the request of the claimant, which was rejected. In April 2016, we filed a hierarchical appeal before the Ministry of Economy and Public Works, which was also rejected. On May 24, 2016, Ps. 9.0 million were paid in concept of principal and interest. To recover the amounts paid, we did not submit an appeal, but we requested the pass-through to the tariff instead.

On September 9, 2016, the Supreme Court of Justice of the Province of Tierra del Fuego rejected the recurring appeal initiated by us for the recovery of Ps. 11.2 million paid in 2013. Thereafter, the administrative procedure has extinguished, so we have initiated the corresponding administrative process before ENARGAS to obtain the transfer of said amount in order to maintain the tax neutrality guaranteed in the license.

On October 5, 2016, we proceeded to pay the settlement made for the period April 2013-June 2014 for the amount of Ps. 18.6 million (including fines and interest) corresponding to the Province of Tierra del Fuego. In addition, during 2016, the same tax bureau assessed on us new tax settlements for an aggregate amount of Ps. 34.9 million plus taxes. We contested these settlements and the resolution is still pending.

On April 18, 2017, we entered into an agreement with the Province of Tierra del Fuego for the payment of Ps. 110.1 million corresponding to the settlement of the turnover tax for the period January 2013 to September 2016. As of March 31, 2017, this amount was fully provisioned in our accounting records.

As of December 31, 2016 and 2015, we recorded a provision of Ps. 207.7 million and Ps. 127.8 million, respectively, in respect of this contingency under the line item “Provisions”, which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorably for us.

If our position regarding the turnover tax claims mentioned above fails and the turnover tax has to be paid, we are entitled to recover this amount by a transportation tariff increase as set forth the License. However, there can be no guarantee that such tariff increase would be granted, notwithstanding the terms of the License.

c) Action for annulment of the ENARGAS Resolutions

On April 11, 2012, we filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the “Court”) in order to obtain the declaration of invalidity of Decree No. 2,067/8 and the Gas Charge Resolutions as well as the declaration of unconstitutionality of the Natural Gas Processing Charge. The trial stage of these proceedings has concluded and the allegations stage is currently underway

On July 5, 2012, the Court issued in our favor a precautionary measure that suspended the Charge on the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government and as a result the term of the precautionary measure was limited to six months. However, at the end of such term, we were entitled to obtain a new precautionary measure for a similar period.

As a result, on March 22, 2017, after successfully obtaining various six-month extensions in our favor, a new extension of the precautionary measure valid until September 2017 was obtained. This measure prevents the National Government from claiming payment from us of the amounts resulting from the new value of the Charge for the period between November 2011 and March 2016.

In addition, on September 21, 2015, the Court rejected the request by ENARGAS to declare the prosecution abstract and the injunction without effect, decision which was confirmed by the National Court of Appeals on March 30, 2016. The National Court of Appeals thereafter rejected the extraordinary appeal filed by the National Government against such decision. .

On March 28, 2016, the Ministry of Energy issued Resolution No. 28/2016, which instructs the ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge since April 1, 2016. Since that date, we have not been required to pay the Natural Gas Processing Charge.

Our Management believes we have sufficient valid arguments to defend our position, and thus, we have not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, effective date of Resolution No. 28/2016. In the event this injunction had not been obtained, the impact of the Resolutions for the year ended December 31, 2016 taking into account the possibility of carryforward of the charge to the sales price of the product, would have implied a net loss of Ps. 52.1 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

d)
Recovery action of VAT and income tax

On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we will be able to bill the tariff increase to our clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passage of time since the enactment of Decree No. 1918/09, on December 16, 2010 our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any waiver of our rights resulting from Decree No. 1,918/09.

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. Our claim was not heard after three months, so on October 9, 2013, we filed an appeal before the Federal Tax Bureau. As of the date of this Annual Report, the case is pending resolution.

The total amount claimed by us amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

e)
Turnover tax withholding in the Province of Buenos Aires

ARBA claims a total of Ps. 4.9 million (without fine or interest) for our alleged omissions as withholding and collection agent of the turnover tax corresponding to the period July 2009 - June 2011. We submitted to ARBA various elements of evidence that support our claim of reducing the amount claimed substantially. As of the date of this Annual Report, the Tax Court has not resolved the issue.

At As of December 31, 2016, we recorded a provision for these items of Ps. 6.9 million. The amount was determined based on the estimated tax and interest that would be payable at that date in the event that the final decision with respect to the claim is unfavorable to us.

Notwithstanding the foregoing, in March 2017, we partially canceled the debt claimed by ARBA as an agent of withholding and collection, through adherence to the payment plan offered by the Province of Buenos Aires through Law 14,890. Adherence to this payment plan allowed for the partial cancellation of compensatory interest and all of the fines and charges claimed by ARBA.

In light of this event, as of the date of issuance of this Annual Report there are only two claims pending in connection with our alleged failure to act as a collection agent during the years 2009 and 2010, in the amount of Ps. 2.1 million (without fines and interests).

Other Litigation

a)
Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our Management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2016 and 2015 the total amount of these provisions amounted to Ps. 6.5 million and Ps. 7.3 million, respectively.

b)
Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in any material environmental liabilities as a result of our operations to date. As of December 31, 2016 and 2015 the total amount of these provision amounted Ps. 0.1 million, respectively.

c)
Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "applicants") related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, we were notified of the beginning of the corresponding demand, to which we responded on August 17, 2016. On March 16, 2017 the applicants submitted their response to the arguments filed by us previously.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2017 is claimed to be equal to US$ 134 million without interest or US$ 306.3 million, including interest (the “Claim”).

We consider that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore we believe that the amount claimed is not supportable. Thus, we, jointly with our legal counsel, believe we have defenses that will allow us to refute the Claim vigorously.

Given the complexity the Claim and the remaining stages of the arbitration process, as of the date of issuance of this Annual Report, we do not have sufficient elements to make an estimate regarding the outcome of this proceeding. We have not recorded any provision in respect of the Claim.

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

According to the 2017 Transitional Agreement, we cannot make any dividend payment without the prior authorization of the ENARGAS, until the final tariff schedule is in force or the 2017 Integral Renegotiation Agreement is ratified by the Executive Branch. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation.”

 B.
Significant Changes

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9. The Offer and Listing

A.
Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BYMA (formerly Bolsa de Comercio de Buenos Aires or BASE), stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in US$)		BYMA (in Ps.)
Years	High	Low	High	Low

2012	3.08	1.23	3.02	1.80
2013	2.77	1.55	5.23	2.22
2014	3.80	1.83	10.40	3.65
2015	6.99	3.01	20.20	7.55
2016	9.02	5.33	29.60	13.90

The table below shows the high and low market prices of the Class B Shares on the BYMA, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2016				2015
	NYSE (in US$)		BYMA (in Ps.)		NYSE (in US$)		BYMA (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	6.79	5.33	21.20	13.90	5.94	3.01	14.10	7.55
Second Quarter	6.82	6.04	20.00	16.60	5.62	4.25	13.45	10.40
Third Quarter	6.87	5.93	21.50	17.60	4.75	3.82	12.85	10.10
Fourth Quarter	9.02	6.70	29.60	20.60	6.99	4.03	20.20	11.00

The table below shows the high and low market prices of the Class B Shares on the BYMA, stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in US$)		BYMA (in Ps.)
Months	High	Low	High	Low
November 2016	8.07	6.70	25.60	20.60
December 2016	9.02	8.04	29.60	25.10
January 2017	10.46	9.02	32.40	29.60
February 2017	11.99	10.65	37.30	33.45
March 2017	14.22	11.73	44.00	36.90
April 2017 (through to April 21,2017)	16.78	14.90	51.50	45.25

B.
Plan of Distribution

Not Applicable.

C.
Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE was the exchange on which the majority of equity trades in Argentina were executed. BYMA is the result of an alliance between BASE and MERVAL, dated 2013. From April 17, 2017 all the shares previously listed in the MERVAL were transferred to BYMA without any further consequence for listed companies.

As of December 31, 2016, the market capitalization of shares of the 99 companies (excluding mutual funds) listed on the BASE was approximately US$282,930 billion.  At the same time, the market capitalization of the domestic companies totaled US$63,400 billion.

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by the Mercado Abierto Electrónico S.A. (the “MAE”), an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BASE and the MAE, trading in equity and equity-related securities is conducted exclusively on the BASE (now BYMA) and trading in corporate debt securities is conducted on both the MERVAL/BASE (now BYMA) and the MAE. Trading in Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

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

Almost all the provisions of the former Executive branch Decree No. 677/2011 have been incorporated in the Capital Market Law. The Capital Market Law provides rules and provisions guided by the following goals and principles:

●
Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

●
Strengthening mechanisms for the protection of and prevention of abuses against small investors and for the protection of consumers’ rights;

●
Promoting access of small and medium-sized companies to the capital market;

●
Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

●
Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in the Capital Market Law, and the CNV Regulations among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the MEF, which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

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

The BYMA Pursuant to the Capital Market Law, the CNV has authorized nine stock markets since September 2014. BYMA is a private entity whose stock capital is composed of publicly traded shares. On December 29, 2016, BYMA was authorized by CNV as a market, Registry No. 639. BYMA’s main functions comprise trading as well as performing as a Clearing House and Central Counterparty (CCP) in the settlement and monitoring of transactions carried out through its Trading Systems.

BYMA’s main functions under the Capital Market Law are as follows:

a)
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

e)
fix the margins that member brokers are to comply with for each type of trade BYMA guarantees; and

f)
set up Arbitration Tribunals.

These powers may be exercised by BYMA or delegated, in whole or in part, to other qualified entities. Accordingly, BYMA has entered into an agreement with BASE to enforce items b) and f), due to the fact that BASE has been authorized to operate as a qualified entity, pursuant to Capital Market Law.

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. The last information available to us regarding the Argentine stock market is set forth in the table below:

	2012	2013	2014	2015	2016
Market capitalization ($ in billions)	2,314	3,356	3,893	3,292	4,495,8
Number of listed companies	107	103	101	99	99

Source: Data published by the Instituto Argentino de Mercado de Capitales.

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

●
Subject to the approval of the Annual Shareholders Meeting, the number of members of the Board of Directors may vary between nine and eleven directors and an equal number of alternate directors.

●
The Board of Directors meetings may be held not only with the members present, but also with the members communicating remotely. Under our By-laws, all members will have the same power to vote on a proposal and will be considered to constitute a quorum.

●
The Audit Committee duties, which are in line with those requirements stipulated in the Capital Market Law, were incorporated to our By-laws. For additional information regarding Audit Committee duties, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.—Audit Committee.”

The amended By-laws approved by the 2014 Shareholders Meeting held on April 30, 2014 were filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and are incorporated by reference in this Annual Report as Exhibit 1.2.

The 2017 Shareholders Meeting will consider amendments to article 4 (an extension of our Corporate Purpose, in order to allow us to act in the generation and commercialization of electric energy and render services to the hydrocarbon sector) and article 30 (constitution of an Executive Committee) of our By-laws.

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

During 2016, we paid the principal amortization due on May 14, 2016, and on November 14, 2016, we redeemed the outstanding 2007 Notes in full, for total principal cancellations of US$ 123,283,000.

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

●
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

●
a requirement that we not enter into or consent to any amendment, restatement or modification of the Technical Assistance Service Agreement or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

●
a limitation on our and our subsidiaries’ ability to create liens on our property, assets or revenues, other than certain permitted liens;

●
a limitation on our and our subsidiaries’ ability to incur additional indebtedness unless we meet certain financial ratios and no event of default exists, other than certain permitted indebtedness;

●
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

●
limitations on our and our subsidiaries’ ability to enter into sale-leaseback transactions;

●
limitations on our and our subsidiaries’ ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm’s-length transaction with a non-affiliate;

●
a limitation on our and our subsidiaries’ ability to sell our assets; and

●
a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2014 Notes contain the following events of default, among others:

●
default in the payment of principal, interest or any other amount due under the terms of the 2007 Notes after a specified grace period;

●
breach of obligations contained in the 2007 Notes after a specified cure period;

●
the occurrence of an event of default under our other debt obligations;

●
the occurrence of certain bankruptcy events or enforcement proceedings;

●
enforcement by any creditor of any mortgage, charge, pledge, lien or other encumbrance created or assumed by us or one of our subsidiaries exceeding US$10 million;

●
failure to obtain certain required governmental authorizations when required or if any such authorizations are rescinded, terminated, lapse or cease to be in full force and effect; and

●
the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 120 days or termination of the License.

Financial lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for an aggregate value of Ps. 750.4 million, which we utilize in our Other Services business segment. Monthly lease payments to Pampa Energía amount to US$ 0.6 million, before taxes.

Within thirty days of the expiration date of the Leasing Payment Term, we may exercise the option to purchase the assets leased to us under the agreement. The purchase option price will be equivalent to US$ 0.6 million before taxes.

For additional information, see Note 12 to our Financial Statements included under “Item 18. Financial Statements.”

D.
Exchange Controls

On December 17, 2015, Argentina’s new government, which took office on December 10, 2015, announced important changes to the existing foreign exchange regulations. Its main objective was to relax several restrictions imposed on the foreign exchange market in recent years.

New measures were taken after the issuance of Communication “A” 5850 by the BCRA. The following new measures have been enacted through published rules:

●
Payments abroad for imports of goods and services can now be made without any limit through the foreign exchange market. This provision applies to new imports. For outstanding debts as of December 16, 2015, for imports of goods and services, the Government established a payment schedule, with certain restrictions until June 2016.

●
The purchase of foreign currency by individuals and companies for treasury purposes, including investments abroad (which had been significantly limited in recent years), was reinstated, with a cap of US$2 million per month.

●
The mandatory one-year deposit (30%) on the incoming currency into Argentina (applicable to loans granted by foreign parties, as well as other transactions) was eliminated.

●
Financial loans are not required to be settled in Argentina (the requirement to provide evidence showing the inflow of funds, however, remains in effect for the subsequent payment of principal and interest through the foreign exchange market); the minimum term for repayment was reduced from 365 to 120 days and advance payment will also be allowed (as long as the 120-day term is respected).

●
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

Under Communication “A” 6037, dated August 8, 2016, no further authorization is required for residents and non-residents to have access to the local exchange market and there is no amount or matter that limits the access thereto. In addition, the term for exporters to repatriate funds collected abroad was increased to 10 years or 3650 days from collection of the funds.

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

Under Communication “A” 6037, dated August 8, 2016, but for certain exceptions, no further authorization is required for residents and non-residents to have access to local exchange market and there is no amount or matter that limits the access thereto.

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

In addition, Law No. 25,246 created the Financial Information Unit, which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

●
Crimes related to illegal trafficking and commercialization of narcotics;

●
Crimes related to arms trafficking;

●
Crimes related to the activities of an illegal association as defined in Article 210 bis of the Penal Code;

●
Illegal acts committed by illegal associations organized to commit crimes with political or racial objectives;

●
Crimes of fraud against the Public Administration;

●
Crimes against the Public Administration;

●
Crimes of underage prostitution and child pornography; and

●
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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27.260 introduced certain tax modifications and a new regime for residents to disclose undeclared assets, and also established that the Financial Information Unit would now be within the purview of the Ministry of Economy and Finance.

E.
Taxation

General

The following is a general summary of certain Argentine and United States federal income tax matters that may be relevant to the ownership and disposition of ADSs or Class B Shares. The summary describes the principal tax consequences of the ownership and disposition of ADSs or Class B Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ADSs or Class B Shares. Investors should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs.

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

Argentine Taxes

Income tax. Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which had provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of Class B shares or ADSs. The scope of the law was clarified by means of Decree No. 2,334/14.

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

In addition, as of the effective date of Law No. 26,893, the gross amount of dividends we distribute (other than stock dividends) in respect of Class B Shares or ADSs are subject to tax at a rate of 10%. This tax is imposed on dividends distributed to overseas beneficiaries through withholding.  This dividend tax has been repealed by Law No. 27.260 for dividend payments since July 22, 2016.

Taxation of Capital Gains. Under Law No. 26,893, any income originating from the sale, exchange, disposition or transfer of our Class B Shares or ADRs is generally taxable, as described below. However, income to resident individuals from the sale, exchange, disposition or transfer of Class B Shares or ADSs that are listed on securities exchanges or markets and/or authorized to be offered to the public, is exempt from such tax.

Resident individuals

Capital gains obtained by resident individuals from the sale of our Class B Shares or ADR not listed on securities exchanges or markets or not authorized to be offered to the public are subject to tax at a rate of 15%.

Losses arising from the sale, exchange or other disposition of our Class B Shares or ADRs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Foreign holders

As of the effective date of Law No. 26,893 on September 23, 2013, a non-resident holder who sells, exchanges or otherwise disposes of our Class B Shares or ADRs is subject to a capital gains tax at a rate of 15%. This tax is assessed, at the option of the seller, on either (i) 90% of the gross proceeds of such sale, exchange or disposition, or (ii) the net gain from such sale, exchange or disposition, as calculated under the relevant income tax law. However, when both the purchaser and the seller of Class B Shares or ADSs are non-residents, the purchaser of the shares or ADRs is liable for payment of this tax. Accordingly, when both the purchaser and the seller of Class B Shares or ADRs are non-residents, the purchaser is required to pay the capital gains tax in addition to the purchase price of the Class B Shares or ADSs. There is currently no guidance under Argentine law with respect to how a seller of Class B Shares or ADSs may determine the residence of the purchaser.

Holders are urged to consult their tax advisors regarding the applicability of Law No. 26,893 to the sale or acquisition of our Class B Shares or ADRs.

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

The following table provides information regarding our assets and liabilities as of December 31, 2016 according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	-	3,068,819
Variable interest rate	39,645	-
Total	39,645	3,068,819
(1) Includes time deposits, bank accounts and trade receivables. Trade receivables do not bear interest except for Ps. 36,484 which bears CER plus a spread of 8%.
(2) Includes loans, excluding issuance expenses.

Foreign Exchange Exposure

Our primary market risk exposure is associated with changes in the foreign currency exchange rates since most of our debt is denominated in U.S. dollars. As of December 31, 2016, our net monetary liability position that is subject to exchange rate fluctuations amounted to US$ 192.6 million.

As discussed herein, the Government has adopted various economic measures, including the repeal of the Convertibility Law and the pesification of our gas transportation revenues that have significantly increased our foreign exposure. As a result, our results of operations are very susceptible to changes in the peso/U.S. dollar exchange rate because a significant portion of our annual revenues, Ps. 3,172,4 million for 2016, are denominated in pesos while substantially all our financial debt is denominated in U.S. dollars.

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

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2016, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been Ps. 307.0 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

	Expected maturity date
	2017	2018	2019	2020	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (5) (6)
Fixed rate	293.0	965.9	1,161.3	1,063.6	-	3,483.9	3,275.1
Interest rate (3)	9.625%	9.625%	9.625%	9.625%	-	-	-

Financial lease in U.S. dollars(1) (6)
Fixed rate	164.9	118.9	118.9	118.9	665.4	1.186.9	848.2

Debt denominated in pesos(4)
Fixed rate	1.5	-	-	-	-	1.5	-
Interest rate	15.25%	15.25%	-	-	-	-	-
(1) Converted at the exchange rate as of December 31, 2016: Ps. 15.89 = US$1.00.
(2) Based on the quoted market prices of our 2014 Notes.
(3) For a detailed description of 2014 Notes, see “Item 10. Additional Information—C. Material contracts—Debt Obligations.”
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
(6) Includes future interest payment not accrued as of December 31,2016.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of the LPG and natural gasoline since they are subject to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Their prices have fluctuated in response to changing market forces. Based on our volume of sales in 2016, a US$ 50 per ton change in the weighted-average sale prices of propane, butane and natural gasoline would have approximately a Ps. 233.3 million annual net comprehensive income effect. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

Ethane is sold to PBB under a recently negotiated annual contract which will expire on May 1, 2018. The price under the contract is adjusted for several factors including the cost of natural gas, the natural gas price and transportation charges. The decrease in the international price of ethane has increased the gap between our sale price and the price offered by the alternative supplier of PBB. This situation, together with the upcoming expiration of the contract in 2018, means that the risk of price decrease or displacement in supply (lower product sales) would be high.

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

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property
US$0.05 (or less) per ADS	Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates
Any cash distribution to ADR registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR registered holders
US$0.02 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2016 to April 25, 2017, we received from the Depositary US$330,000 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2016, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC, during the year ended December 31, 2016 and 2015 in each of the following categories are:

	Year ended December 31,
	2016	2015
	(in thousands of pesos)
Audit fees	5,875.5	4,112.6
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	5,875.5	4,112.6

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

Consequently, 100% of the fees rendered by our principal accountants in 2016 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Our corporate governance practices are governed by:

■
applicable Argentine law (particularly, the General Corporations Law),

■
Capital Market Law and Decree No. 1,023/2013,

■
the standards of the CNV,

■
our By-laws,

■
our Code of Conduct and other internal control policies and procedures, and

■
certain rules of the NYSE applicable to listed foreign private issuers.

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

Transportadora de Gas del Sur S.A.

Reference is made to pages F-1 through F-73.

Item 19. Exhibits

See Exhibit Index.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANSPORTADORA DE GAS DEL SUR S.A. (Registrant)

By:	/s/ Javier Gremes Cordero
Name:	Javier Gremes Cordero
Title:	Chief Executive Officer

By:	/s/ Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

Dated: April 25, 2017

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
2.4
Indenture dated as of February 11, 2014, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 9.625% Notes Due 2020. (4)
2.5
Officers’ Certificate establishing the terms of TGS’ 9.625% Notes Due 2020. (4)
3.1
CIESA Shareholders’ Agreement. (5)
3.2
CIESA’s Fourth Amendment to the Restructuring Agreement. (6)
3.3
CIESA’s Settlement Agreement (7)
4.1
Technical Assistance Service Agreement between TGS and Petrobras Argentina dated November 4, 2014. (2)
5.1
Financial lease agreement between Petrobras Argentina S.A. and TGS dated July 25, 2016.
8.1
List of TGS’s Subsidiaries.
11.1
Code of Ethics.(5)
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
Audit Committee Charter. (8)

(1) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2001 (Commission File No. 1-13396).
 (2) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2014 (Commission File No. 1-13396).
(3) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2006 (Commission File No. 1-13396).
(4) Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year-ended December 31, 2013 (Commission File No. 1-13396).
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

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flow present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15 to the Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & Co. S.R.L.

by	/s/ Alejandro P. Frechou (Partner)
Alejandro P. Frechou

Buenos Aires, Argentina
April 25, 2017

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
 (Stated in thousands of pesos as described in Note 3 except for weighted average of outstanding shares and basic and diluted earnings per share)

	Notes	2016	2015	2014
Revenue from sales	7	7,402,172	4,226,569	4,303,971
Cost of sales	8.h.	(4,435,915)	(2,759,905)	(2,565,535)
Gross profit		2,966,257	1,466,664	1,738,436

Administrative expenses	8.i.	(315,379)	(201,636)	(163,484)
Selling expenses	8.i.	(353,514)	(241,330)	(647,359)
Other operating (expenses) / income(1)	8.k.	(65,543)	(335,451)	4,921
Operating profit		2,231,821	688,247	932,514

Net financial results
Financial income	8.j.	405,347	552,568	463,151
Financial expenses	8.j.	(1,218,708)	(1,526,731)	(1,228,801)
Total		(813,361)	(974,163)	(765,650)
Share of profit from associates	10	1,522	254	2,890
Net income / (loss) before income tax		1,419,982	(285,662)	169,754

Income tax (expense) / gain	13	(489,304)	113,553	(64,766)

Total comprehensive income / (loss) for the year		930,678	(172,109)	104,988

Total comprehensive income / (loss) attributable to:
Owners of the Company		930,675	(172,109)	104,983
Non-controlling interests		3	-	5
		930,678	(172,109)	104,988

Weighted average of outstanding ordinary shares		794,495,283	794,495,283	794,495,283
Basic and diluted earnings / (losses) per share		1.17	(0.22)	0.13

(1) For the year ended December 31, 2015 includes (Ps. 324,390) for the cost of Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2016 AND 2015
(Stated in thousands of pesos as described in Note 3)

	Notes	2016	2015
ASSETS
Non-current assets
Property, plant and equipment	11	5,333,344	4,219,520
Investments in associates	9	2,874	3,684
Other financial assets at amortized cost	16.c.	21,584	34,353
Other financial assets at fair value through profit or loss	8.m.	142,872	44,063
Other receivables	8.a.	75,465	108,268
Trade receivables	8.b.	8,122	6,470
Total non-current assets		5,584,261	4,416,358

Current assets
Other receivables	8.a.	378,272	393,780
Inventories		116,863	8,452
Trade receivables	8.b.	1,226,439	791,835
Derivative financial instruments	15.l.	-	128,124
Other financial assets at amortized cost	16.c.	14,900	12,772
Other financial assets at fair value through profit or loss	8.m.	55,508	22,719
Cash and cash equivalents	8.c.	1,555,089	872,537
Total current assets		3,347,071	2,230,219

Total Assets		8,931,332	6,646,577

EQUITY
Common stock		1,345,300	1,345,300
Legal Reserve		247,503	247,503
Future dividends reserve		-	99,734
Future Capital Expenditures and Other Financial Expenses Reserve		-	175,000
Future capital expenditures reserve		2,891	-
Accumulated retained earnings		930,675	(172,109)
Non-controlling interests		9	6
Total equity		2,526,378	1,695,434

LIABILITES

Non-current liabilities
Deferred tax liabilities	13	416,716	410,134
Advances from customers	8.d.	313,686	332,308
Loans	12	3,771,604	2,888,100
Other payables	8.e.	-	20
Total non-current liabilities		4,502,006	3,630,562

Current liabilities
Provisions	14	221,433	150,586
Advances from customers	8.d.	37,594	25,779
Other payables	8.e.	3,816	40,895
Taxes payables	8.f.	59,192	92,560
Income tax payable		305,410	4,213
Payroll and social security taxes payable		168,859	116,932
Loans	12	145,396	447,092
Trade payables	8.g.	961,248	442,524
Total current liabilities		1,902,948	1,320,581

Total liabilities		6,404,954	4,951,143

Total equity and liabilities		8,931,332	6,646,577

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Stated in thousands of pesos as described in Note 3)

	Shareholders Contributions			Retained Earnings
	Common Stock	Inflation adjustent to commn stock	Total common stock	Legal reserve	Future Capital Expenditures and Other Expenses Reserve	Future Dividends Reserve	Future Capital Expenditures Reserve	Accumulated retained earnings	Subtotal	Total	Non- Controlling interests	Total

Balances at December 31, 2013	794,495	550,805	1,345,300	236,879	-	202,239	140,000	98,661	677,779	2,023,079	3	2,023,082

Cash dividends to non-controlling interest (1)	-	-	-	-		-	-	-	-	-	(2)	(2)

Resolutions of the Ordinary Shareholders´Meeting
held on April 30, 2014
Derecognition of the Future Dividends and Capital Expenditures Reserve	-	-	-	-	-	(202,239)	(140,000)	342,239	-	-	-	-
Legal Reserve	-	-	-	5,375	-	-	-	(5,375)	-	-	-	-
Future Dividends Reserve	-	-	-	-	-	260,525	-	(260,525)	-	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	-	175,000	(175,000)	-	-	-	-

Resolution of the Board of Directors´Meeting
held on November 26, 2014
Cash dividends	-	-	-	-	-	(260,525)	-	-	(260,525)	(260,525)	-	(260,525)

Comprehensive income for the year	-	-	-	-	-	-	-	104,983	104,983	104,983	5	104,988

Balances at December 31, 2014	794,495	550,805	1,345,300	242,254	-	-	175,000	104,983	522,237	1,867,537	6	1,867,543

Resolutions of the Ordinary Shareholders´Meeting
held on April 23, 2015
Derecognition of Reserves	-	-	-	-	-	-	(175,000)	175,000	-	-	-	-
Legal Reserve	-	-	-	5,249	-	-	-	(5,249)	-	-	-	-
Future Dividends Reserve	-	-	-	-	-	99,734	-	(99,734)	-	-	-	-
Future Capital Expenditures and Other Financial Expenses	-	-	-	-	175,000	-	-	(175,000)	-	-	-	-

Comprehensive loss for the year	-	-	-	-	-	-	-	(172,109)	(172,109)	(172,109)	-	(172,109)

Balances at December 31, 2015	794,495	550,805	1,345,300	247,503	175,000	99,734	-	(172,109)	350,128	1,695,428	6	1,695,434

Resolutions of the Board of Directors' Meeting
held on January 13, 2016
Cash dividends	-	-	-	-	-	(99,734)	-	-	(99,734)	(99,734)	-	(99,734)

Resolutions of the Extraordinary and Ordinary Shareholders'
Meeting held on April 20, 2016
Future Capital Expenditures Reserve	-	-	-	-	-	-	2,891	(2,891)	-	-	-	-
Derecognition of reserves	-	-	-	-	(175,000)	-	-	175,000	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	930,675	930,675	930,675	3	930,678
Balances at December 31, 2016	794,495	550,805	1,345,300	247,503	-	-	2,891	930,675	1,181,069	2,526,369	9	2,526,378
The accompanying notes are an integral part of these consolidated financial statements.
´(1) Dividends distributed by Telcosur to the non-controlling interest in May 2014.
For supplemental Changes in Equity information, see Note 4.r).

TRANSPORTADORA DE GAS DEL SUR S.A.
CONDOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014
(Stated in thousands of pesos as described in Note 3)
_____________________________________________________________________________________________________

	2016	2015	2014
Cash flows provided by operating activities

Total comprehensive income / (loss) for the year	930,678	(172,109)	104,988

Reconciliation of total comprehensive income / (loss) to cash flows provided by operating activities:

Depreciation of property, plant and equipment	286,798	261,393	254,311
Consumption of materials	7,201	8,481	3,916
Share of profit from associates	(1,522)	(254)	(2,890)
Increase in allowances and provisions	98,833	46,202	19,966
Interest expense accrual	392,372	287,290	285,307
Interest income on Other financial assets other than Cash and cash equivalents	(37,616)	(47,174)	(58,753)
Income tax	489,305	(113,553)	64,766
Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)	-	324,390	-
Derivative financial instrument results	8,933	(128,525)	103,497
Foreign exchange loss	623,756	948,456	539,425
Doubtful accounts	20,546	-	-
Changes in assets and liabilities:
Other financial assets at fair value through profit or loss	-	(19,856)	-
Trade receivables	(524,014)	(474,352)	(50,551)
Other receivables	(227,569)	(120,299)	(118,926)
Inventories	(108,411)	20,679	(21,775)
Trade payables	487,238	(86,502)	141,771
Payroll and social security taxes	51,927	35,249	20,302
Taxes payables	(33,368)	48,391	(15,586)
Income tax	(39,189)	321	(64,804)
Other payables	(37,131)	(195)	1,693
Provisions	(27,986)	(45,963)	(13,238)
Interest paid	(324,869)	(230,031)	(205,413)
Income tax paid	(10,529)	(10,517)	(17,469)
Derivative financial instruments	118,490	(44,009)	(48,187)
Advances from customers	(6,359)	(20,478)	70,750
Cash flows provided by operating activities	2,137,514	467,035	993,099

Cash flows used in investing activities
Additions to property, plant and equipment	(596,109)	(401,980)	(350,559)
Other financial assets other than Cash and cash equivalents	61,436	173,698	181,995
Cash flows used in investing activities	(534,673)	(228,282)	(168,564)

Cash flows used in financing activities
Payment of loans	(916,490)	(294,556)	(769,932)
Dividends paid to the Company's shareholders	(99,734)	-	(212,459)
Dividends paid to non-controlling interest	-	-	(2)
Cash flows used in financing activities	(1,016,224)	(294,556)	(982,393)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	586,617	(55,803)	(157,858)
Cash and cash equivalents at the beginning of the year	872,537	789,420	893,812

Foreign exchange gains on Cash and cash equivalents	95,935	138,920	53,466

Cash and cash equivalents at the end of the year	1,555,089	872,537	789,420

The accompanying notes are an integral part of these consolidated financial statements.
For supplemental cash flow information see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________

1.
BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (in the process of merging with Pampa Energía S.A. “Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA.

The current shareholding structure of CIESA is the result of the transaction carried out on July 27, 2016, by which: (i) Pampa Energía S.A. and its subsidiary Pampa Participaciones SA sold all of the capital stock and votes of its ownership in PEPCA in favor of GIP (by 51%), WST (by 45.8%) and PCT (by 3.2%), and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, with a holding of 55% and 45%, respectively (the "Transaction").

On July 27, 2016, Pampa Energía SA acquired from an affiliate of Petroleo Brasileiro SA the total shareholding and votes of Petrobras Participaciones S.L., the controlling company of Petrobras Argentina S.A., and consequently the indirect control of Petrobras Hispano Argentina S.A.

As a result of the transactions mentioned before and in accordance with the regulations set forth by Law N° 19.550, section 258, and in view of the vacancies occurred in TGS’ Board of Directors, situation that is contemplated in section 23 of TGS´ bylaws, on July 27, 2016, the Supervisory Committee appointed the replacement Directors. Their terms of office will last until the upcoming General Ordinary Meeting of Shareholders. On August 29, 2016, TGS’ Ordinary General Shareholders’ Meeting was held in which the management of the members of the Board of Directors was approved, and new directors and trustees were appointed to fill the vacancies generated with a term until the Ordinary General Shareholders’ Meeting that considers the financial statements for the year ending December 31, 2016.

On August 9, 2016, ENARGAS authorized the change of share control in CIESA, approving through Resolution No. I/3939: (i) the acquisition by Pampa Energía of the entire shareholding that Petrobras Participaciones S.L. held in Petrobras Argentina; (ii) the acquisition by GIP, WST and PCT of PEPCA shareholding; (iii) the transfer of rights made by Pampa Energía to GIP and PCT and, (iv) the replacement of The Royal Bank of Scotland N.V. Argentine Branch as Trustee of the Trust, by TMF Trust Company (Argentina) S.A.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
On December 7, 2016, Pampa Energía, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A. (jointly "Pampa Group") requested authorization from ENARGAS to exercise the exchange option (the "Exchange") provided for in the Transaction. The Exchange consists of a series of transfers by which Pampa Group transfers to GIP and PCT 40% of the capital stock of CIESA, while GIP and PCT transfer to Petrobras Hispano Argentina S.A. their status as Beneficiaries of the Trust. Thus, the Exchange did not modify GIP, PCT and WST percentage ownership of CIESA, and thereby TGS. Finally, the Exchange was approved by ENARGAS on December 29, 2016, and notified to CIESA on January 17, 2017.

On February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras Argentina S.A approved the merger commitment mentioned above. The merger will be effective as of November 1, 2016. At the date of issuance of these consolidated financial statements, the administrative compliance of the merger is still pending by the controlling bodies.

Mandatory tender offer (the“Offer”)

In accordance with the provisions of Capital Market Law No. 26,831 (the “Capital Markets Law”) and the Rules of the Comisión Nacional de Valores (“CNV”) (“New Text 2013” or “NT 2013”) adopted by General Resolution No. 622/13 on mandatory tender offers for change of control and acquisition of significant indirect interest, on July 27, 2016, the Company was notified by GIP, WST and PCT of its intention to launch a tender offer for the Company's Class “B” common shares, representing up to 24.5% of the common stock of TGS, which are listed on the Buenos Aires Stock Exchange. The Offer is subject to the terms and conditions that will be indicated in the prospect that will be issued opportunely, once the CNV approves it.

GIP, WST and PCT reported that their Boards resolved to set the price of the Offer in Ps. 18.20 per share (the "Offered Price").

On August 22, 2016, the Company's Board of Directors asserted that the Price Offered under the Offer is reasonable and fair and also approved the report required by the Capital Markets Law.

On October 21, 2016, GIP, WST and PCT informed TGS that their Boards resolved to increase the Offered Price to Ps.18.39.

The Offer was finally authorized by the CNV on December 22, 2016. Subsequently, on December 30, 2016, GIP, PCT and WST launched that offer in the US. The US offer is subject to the same terms and conditions indicated in the prospectus authorized by the CNV on February 6, 2017. The offer was made concurrently in both the Buenos Aires and US stock markets. The period of acceptance of the Offer will expire on March 8, 2017, with an additional term until March 15, 2017. On that date, GIP, PCT and WST informed us that a total of 4,003 Class B Shares had been validly tendered in Argentina (representing approximately 0.0005% of our capital stock). With respect to the US Offer, a total of (i) 42,117.542762 Class B Shares underlying ADSs were validly tendered and (ii) no Class B Shares were validly tendered, representing approximately 0.0053% of TGS’ share capital. All conditions to the Offer in the U.S. having been satisfied, including the completion of the Offer in Argentina, GIP, PCT and WST accepted for purchase all ADSs and Class B Shares validly tendered and not withdrawn pursuant to the Offer.

2.
CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2016 and 2015 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1) of the NT 2013. In these consolidated financial statements as of December 31, 2016, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

3.
BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

4.
SIGNIFICANT ACCOUNTING POLICIES

a) New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2016 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on or after January 1, 2016:

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

●
Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.
●
The amendment added additional examples of possible ways of ordering the notes to clarify that understandability and comparability
●
Made clarification on the breakdown of information and the inclusion of subtotals.

These amendments are applicable for annual periods beginning on or after January 2016, with earlier application permitted.

New standards and interpretations issued by the IASB not effective for the periods beginning on January 1, 2016 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2016 or later and which have not been early adopted by the Company:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

The Company is currently analyzing the impact of IFRS 15 requirements and, as of the date of the issuance of these consolidated financial statements, it is not possible to reasonably determine its impact.

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

The Company is analyzing the impact of IFRS 9 and, as of the date of the issuance of these financial statements, it is not possible to reasonably determine its impact.

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
IFRS 16 “Leases”

In January 2016, IFRS 16 was issued which establishes the new model of registration of leasing operations. This standard replaces the current guidance on the accounting for such operations in IAS 17 "Leases" and related interpretations when it comes into force.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
As a result of the modifications introduced, the accounting treatment of leases in the tenant's accounting will undergo major changes. IFRS 16 eliminates the dual accounting model for tenants distinguishing between on-balance sheet finance leases and operating leases for which no recognition of future lease payments is required. Instead, a unique, in-balance model is developed that is similar to the current leasing model. There are certain exceptions for short-term and insignificant leases.

The landlord's accounting will not be changed.

IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. Adoption is retroactive.

The Company is currently assessing the impact of IFRS 16 and as of the date of these consolidated financial statements is not reasonably possible to determine its impact.

Amendments to IAS 12 "Income Taxes"

In January 2016, the IASB issued certain amendments with respect to the recognition of deferred tax assets for unrealized losses.

These amendments will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

The Company is analyzing the impact of IAS 12, and as of the date of the issuance of these financial statements, it is not possible to reasonably determine the impact of IAS 12.

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

The Company is analyzing the impact of IAS 7, and as of the date of the issuance of these financial statements, it is not possible to reasonably determine the impact of IAS 7.

IFRIC 22 — Foreign Currency Transactions and Advance Consideration

This interpretation refers to the determination of the "transaction date" that determines the exchange rate to be used in the initial recognition of an asset, expense or income related to an entity that received or paid a foreign currency advance. Applies to foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the receipt or payment of advance consideration before the entity recognizes the related asset, expense or income.

For the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or income, the transaction date is the date on which the non-monetary asset or liability derived from the receipt or payment of the advance is recognized.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
This interpretation applies to fiscal years beginning on or after January 1, 2018. Early adoption is permitted. The initial application may be retroactive or prospective from: i) the beginning of the period in which it is applied; or (ii) the beginning of an earlier comparative period.

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

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2016 have been used for consolidation purposes. Detailed data reflecting subsidiary control as of December 31, 2016 and 2015 is as follows:

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

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2016 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2016 of Link and TGU, from this date to December 31, 2016.

As mentioned in note 21, on October 13, 2016, the liquidator of EGS ordered the payment of a dividend in kind to its shareholders, which was made in proportion to their shareholdings. For this reason, as of December 31, 2016, the valuation of the investment in EGS has been adjusted in Ps. 2,289.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Company’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

According to Link’s accounting policies, certain items of PPE are measured using the revaluation model, meanwhile, as it is stated in note 4.j to the present Consolidated Financial Statements, the Company use the cost model to measure PPE items.  Furthermore, as of December 31, 2016, investment in Link has been reduced to zero in the extent that it recorded a shareholders’ equity below zero according to the accounting policies used by TGS. As of the date of issuance of these Consolidated Financial Statements, has not incurred in any legal or constructive obligation or made payments on behalf of the associate.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2016 and 2015:

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

IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measure at the reporting date of the reporting period. For this purpose, in general terms, the inflation produced from the date of acquisition or from the date of revaluation, as appropriate, should be included in non-monetary items. In order to conclude about the existence of a hyperinflationary economy, the standard details a series of factors to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

As of December 31, 2016, for companies in Argentina, it is not possible to compute the cumulative inflation rate for the three-year period ended on that date based on official data of the Instituto Nacional de Estadísticas y Censos (“INDEC”), because in October 2015, INDEC ceased to compute the Wholesale Price Index, and started to compute it again as from January 2016.

Although during the first half of 2016 inflation increased mainly as a result of the devaluation of the Argentine peso and other factors, according to official data, inflation is currently declining.
At the end of the reporting period, as a result of: (i) local inflation data has not been reported consistently, (ii) the slowdown in inflation in the second half of 2016 and (iii) mixed qualitative indicators suggest that there are not conclusive evidence that the Argentine peso meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29 and, therefore, these consolidated financial statements have not been restated in constant currency.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
However in recent years, certain macroeconomic variables affecting the Company's operations, such as wage costs, prices of inputs and services, have undergone significant annual variations. This circumstance should be considered in the evaluation and interpretation of the financial situation and results presented by the Company in these Consolidated Financial Statements.

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

Associates

The company located abroad, TGU, has a functional currency different from the Argentine peso. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

d) Financial instruments

Classification

Financial assets are classified into the following categories:

1.
Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future or designated by the management upon initial recognition. The Company includes in this category balances in mutual funds, public and private bonds, and certain deposits in guarantee which are valued at fair value at each closing date.

2.
Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

3.
Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, trade receivables, other receivables and other financial assets valued at amortized cost.

4.
Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As of December 31, 2016 and 2015, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

1.
Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. As of December 31, 2016, there are no instruments classified in this category.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

As of December 31, 2016 and 2015, impairment of financial assets corresponds to the allowance for doubtful accounts indicated in Note 8.b.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
The Company does not use derivative financial instruments for speculative purposes.

As of December 31 2015, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A (decrease) / increase of financial expenses for the fiscal years 2016 and 2015 is recognized in the statement of comprehensive income within "derivative financial instruments result".

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

Property, plant and equipment are comprised as follows:

●
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

●
Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation.

●
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

●
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903 of the year 2000.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. For further information, see Note 11.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of comprehensive income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 39,735, Ps. 22,676 and Ps. 10,409 for the year ended December 31, 2016, 2015 and 2014.

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
As of December 31, 2016 and 2015, the carrying value of PPE does not exceed their recoverable value.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________

k) Financial Leases

TGS classifies leases as financial when it assumes substantially all the risks and benefits of ownership of leased assets. To that end, an asset and a liability are initially recognized at the same amount as the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

Subsequently, each finance lease payment should be apportioned between the finance charge and the reduction of the outstanding liability (the finance charge to be allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability). The corresponding lease payments, net of financial charges, are included in "Financial leases" in the current and non-current financial Loans of the Statement of Financial Position. Interest on the financial cost is charged to the Statement of Comprehensive Income in the period of the lease in order to obtain a constant periodic interest rate on the debt pending amortization in each period.

Assets acquired through finance leases are depreciated over the useful life of the assets received in accordance with current depreciation policies.

l) Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

m) Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income Tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2016, TGS recognized and income provision of Ps. 482,721. As of December 31, 2015, there are no provisions for this concept.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
n) Asset tax

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the “Asset Tax” Law). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

When the Company considers it is probable that the position of asset tax is utilized as payment on account of income tax, TGS accounts for asset tax credit as current or non-current, as appropriate, under "Other receivables" in the statement of financial position. As of December 31, 2016, the Company recorded a balance of Ps. 71,405 offsetting the balance of income tax payables. As of December 31, 2015, the Company recorded under "Other non-current receivables" a balance of Ps. 42,500.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
q) Advances of customers

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

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the General Annual Shareholders’ Meeting held on April 23, 2015, for which a specific amount was intended to constitute a special future dividends reserve. In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution.

TGS’ Board of Directors’ meeting held on January 13, 2016 ordered the payment of a cash dividend by means of the total withdrawal of said reserve. And thus, as of December 31, 2016, the future dividends reserve has no balance.

Future Capital Expenditures and Other Financial Expenses Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special reserve to Future Capital Expenditures and Other Financial Expenses.

The balance as of December 31, 2016 corresponds to the reserve constituted by the Ordinary and Extraordinary Shareholders' Meeting of TGS held on April 20, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

General Resolution No. 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

s) Basic and diluted (losses) / earnings per share

Basic earnings per share as of December 31, 2016 and 2015 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

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

 Dividends distributed during years ended December 31, 2016, 2015 and 2014 amounted to Ps. 99,734 (Ps. 012 per share), Ps. nil and Ps. 260,525 (Ps. 0.33 per share), respectively.

v) Comparative information

For the purposes of the comparative presentation, necessary reclassifications were made on the financial statements of the previous year to be presented on a uniform basis. The modification of the comparative information does not imply changes in the decisions taken in due course.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
(a) Impairment of PPE

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

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids and Commercialization segment, (ii) estimates relating to the amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital (“WACC”).

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2016 and 2015.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. Within this framework, during 2016, the Company received a limited transitional increase of 200.1% and began the Integral Tariff Revision (“RTI” process). For further information, see Note 16.a to these consolidated financial statements.

In performing the analysis, TGS based on: (i) the status of the negotiations with the Argentine government and the impact of the tariff increases received, (ii) the current regulatory framework, (iii) recent experiences and renegotiation agreements signed by other gas and electricity utility peers, (iv) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities, and (v) expectations of the Company to conclude the RTI process, with the application of tariff increases as from 2017 and the impact of a cost monitoring scheme that allows the realization of semiannual adjustments at current tariffs.

In this sense, as of December 31, 2016the Company has prepared three different estimates of expected cash flows to which the following percentages of probability of occurrence have been assigned: optimistic: 20%, base: 70% and pessimistic: 10%. Each of the cash flows prepared contains assumptions regarding the implementation of an Integral Renegotiation Agreement, which includes different estimates related to the amount of tariff increases for the Natural Gas Transportation segment.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2016.

Since the preparation of the different estimates of cash flows implied the modification of the assumptions used for their preparation and all of them imply to obtain of a new tariff scheme that remunerates in a fair and reasonable way the provision of the natural gas transportation public service and the recovery of the invested capital, even a 100% increase in the weighted probability of the pessimistic case (from 10% to 100%) and a reduction from 20% to 0% in the probability of occurrence of the optimistic case and a reduction from 70% to 0% in the base case would not generate adjustment for impairment. As of December 31, 2016, there are no impairment balances subject to reversal.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
As mentioned in “Note 22. Subsequent Events”, on March 30, 2017 TGS signed a new transitional agreement (the “2017 Transitional Agreement”), ratified by Resolution No. 4362/2017 (“Resolution 4362”), which the ENARGAS established increases of 214.2% and 37% in the transportation tariffs and CAU, respectively, in case they had been implemented in one time shot since April 1, 2017. However, Resolution 74 established that the increases were granted in three stages effective from April 1, 2017, December 1, 2017 and April 1, 2018. On March 30, 2017, TGS also signed the 2017 Integral Renegotiation Agreement, which is still pending approval by the different governmental authorities. All these steps are neccesary for the conclusion of the renegotiation of TGS’ License.

Considering the terms obtained by Resolution 4362 issued by ENARGAS on March 30, 2017 and the 2017 Integral Renegotiation Agreement, TGS re-estimated the different cash flows used to evaluate the impairment of elements of PPE associated with the Natural Gas Transportation business segment. In this sense, the Company’s management believes that it is not necessary to estimate three different cash flows applicable for this business segment. In this case, a single cash flow was prepared which considers: (i) the amount of the first tranche of the tariff increase, (ii) the timing of the rate increases obtained, (iii) the estimated amounts of the rate increases to obtain in December 2017 and April 2018, (iv) the six-month adjustment mechanism provided by Resolution 4362, (v) the Five-Year Investment Plan, and (vi) the macroeconomic variables that will impact on our business.

Thus, considering the above mentioned assumptions, as of December 31, 2016 there are no changes regarding the opinion of the Company with respect that no impairment losses should be recognized.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

Non-cash investing and financing activities for the years ended December 31, 2016, 2015 and 2014 are presented below:

	2016	2015	2014
Acquisition of PPE through an increase in Trade payable	47,198	25,608	31,738
Financial charges capitalization	39,735	22,676	10,409
Increase in financial assets through a decrease in Other receivables	144,773	-	-
Leasing for PPE acquisition	750,389
(1)
Corresponds to the collection of the compensation received for the participation in the Propane for Networks Agreement. For further information see Note 16.b.
(2)
See Note 12.

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

●
Reported revenues of the operating segments are 10%t or more of the combined revenue, internal and external, of all operating segments;

●
The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

●
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments under IFRS 8 are as follows:

●
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

●
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

●
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

●
Telecommunications: Telecommunication services are rendered through Telcosur, a company controlled by TGS. Telcosur provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Detailed information on each business segment for the years ended December 31, 2016, 2015 and 2014 is disclosed below:

Year ended December 31, 2016
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Revenue from sales (1)	2,087,191	4,768,326	485,855	60,800	7,402,172
Cost of sales	(997,635)	(3,218,936)	(187,815)	(31,529)	(4,435,915)
Administrative expenses	(264,821)	(32,535)	(14,734)	(3,289)	(315,379)
Selling expenses	(121,189)	(180,499)	(44,286)	(7,540)	(353,514)
Other operating (expenses) / income	(44,678)	(19,147)	(1,261)	(457)	(65,543)
Operating profit	658,868	1,317,209	237,759	17,985	2,231,821
Depreciation of property, plant and equipment	(238,844)	(16,693)	(31,261)	-	(286,798)
(1) Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 183,870 of National Government subsidies.

Identifiable assets	6,454,526	1,184,593	1,235,079	57,134	8,931,332
Identifiable Liabilities	4,209,833	1,214,944	968,527	11,650	6,404,954

		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
External market	-	1,437,902	-	-	1,437,902
Local market	2,087,191	3,330,424	485,855	60,800	5,964,270

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________

Year ended December 31, 2015
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Revenue from sales (1)	1,013,998	2,907,770	260,600	44,201	4,226,569
Cost of sales	(758,488)	(1,869,397)	(108,617)	(23,403)	(2,759,905)
Administrative expenses	(172,667)	(16,512)	(9,985)	(2,472)	(201,636)
Selling expenses	(48,082)	(155,747)	(32,889)	(4,612)	(241,330)
Other operating (expenses) / income	(332,997)	(2,663)	191	18	(335,451)
Operating profit	(298,236)	863,451	109,300	13,732	688,247
Depreciation of property, plant and equipment	(194,659)	(49,651)	(17,083)	-	(261,393)
(1) Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 129,629 of National Government subsidies.

Identifiable assets	5,032,799	1,237,732	310,441	65,605	6,646,577
Identifiable Liabilities	4,095,216	625,023	196,031	34,873	4,951,143

		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
External market	-	967,340	-	-	967,340
Local market	1,013,998	1,940,430	260,600	44,201	3,259,229

Year ended December 31, 2014
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Revenue from sales (1)	744,089	3,243,299	256,716	59,867	4,303,971
Cost of sales	(626,658)	(1,828,312)	(90,439)	(20,126)	(2,565,535)
Administrative expenses	(121,994)	(30,814)	(8,532)	(2,144)	(163,484)
Selling expenses	(35,339)	(574,501)	(32,148)	(5,371)	(647,359)
Other operating (expenses) / income	(2,509)	7,192	232	6	4,921
Operating profit	(42,411)	816,864	125,829	32,232	932,514
Depreciation of property, plant and equipment	(189,524)	(48,112)	(16,675)	-	(254,311)
(1) Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 85,945 of National Government subsidies.

Identifiable assets	5,069,464	739,076	314,616	51,264	6,174,420
Identifiable Liabilities	3,494,144	602,655	189,032	21,046	4,306,877

		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
External market	-	1,490,853	-	-	1,490,853
Local market	744,089	1,752,446	256,716	59,867	2,813,118

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
8.
SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)
Other receivables

	2016		2015
	Current	Non-Current	Current	Non-Current
Turnover tax credit balance	1,074	-	-	-
Income tax credit balance	962	-	89,311	-
VAT credit balance	101,460	-	50,038	-
Asset tax credit balance (1)	-	-	-	42,500
Other tax receivables (2)	15,430	68,686	10,469	58,019
Prepaid expenses	20,124	-	17,096	-
Advances to suppliers	70,203	-	64,404	-
Subsidies receivables	156,399	-	133,647	-
Taxes to be recovered	-	-	2,346	-
Guaranteed deposits	765	-	10,749	-
Easements to be recovered	-	461	-	3,007
Deferred Income tax	-	-	-	-
Others	11,855	6,318	15,720	4,742
Total	378,272	75,465	393,780	108,268
(1) As of December 31, 2016 includes Ps. 71,405 the asset tax credit offsetting the income tax payable
(2) As of December 31, 2016 and 2015, other non-current tax receivables include Ps. 69,391 and Ps. 54,872, respectively of income tax and VAT credits generated by the reversion of the tariff increase credit.

The breakdown of other receivables based on its currency of origin is the following:

	2016		2015
	Current	Non-Current	Current	Non-Current
Argentine Pesos	359,103	75,465	257,866	108,268
U.S. Dollars	19,169	-	131,665	-
Euros	-	-	4,249	-
Total	378,272	75,465	393,780	108,268

b)
Trade receivables

	2016		2015
	Current	Non-Current	Current	Non-Current
Commons	1,128,454	8,122	714,626	6,470
Natural Gas Transportation	405,388	-	119,290	-
Production and Commercialization of Liquids	550,596	-	552,500	-
Other services	172,470	8,122	42,836	6,470
Related parties	117,688	-	78,598	-
Natural Gas Transportation	5,544	-	2,341	-
Production and Commercialization of Liquids	-	-	48,317	-
Other services	112,144	-	27,940	-

Allowance for doubtful accounts	(19,703)	-	(1,389)	-
Total	1,226,439	8,122	791,835	6,470

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
The breakdown of trade receivables based on its currency of origin is the following:

	2016		2015
	Current	Non-Current	Current	Non-Current
Argentine Pesos	568,500	-	220,743	-
U.S. Dollars	657,939	8,122	571,092	6,470
Total	1,226,439	8,122	791,835	6,470

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2013	4,121
Additions	-
Applications	(2,525)
Decreases	(207)
Balances as of December 31, 2014	1,389
Additions	-
Applications	-
Decreases	-
Balances as of December 31, 2015	1,389
Additions (1)	19,703
Applications	(1,389)
Decreases	-
Balances as of December 31, 2016	19,703
(1) Included in Selling expenses.

c)
Cash and cash equivalents

	2016	2015
Cash and banks	650,248	407,038
Time deposits	-	338,994
Mutual funds	901,680	122,816
Bank account	3,161	3,689
Total	1,555,089	872,537

The breakdown of cash and cash equivalents based on its currency of origin is the following:

	2016	2015
Argentine Pesos	921,768	473,222
U.S. Dollars	633,321	399,315
Total	1,555,089	872,537

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
d)
Advances from customers (1)

	2016		2015
	Current	Non-Current	Current	Non-Current
Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	144,980	6,742	151,722
Fideicomiso de Gas	-	-	2,760	-
Total Austral S.A. (“Total Austral”)	795	-	4,770	795
YPF S.A. (“YPF”)	2,434	6,947	2,347	9,381
Pan American Sur S.A. (“PAS”)	530	-	3,180	530
Pan American Energy L.L.C. (“PAE”)	2,182	58,976	2,182	60,813
Polisur	3,905	98,531	2,982	104,367
Others	21,006	4,252	816	4,700
Total	37,594	313,686	25,779	332,308
(1) They are mainly related to expansion works for the rendering of services contracted by such clients. The advance will be settled with the effective rendering of the service.

Advances from customers are denominated in pesos.

e)
Other payables

	2016
	Current	Non-Current
Dividends payable (1)	-	-
Provision for compensation for the Board of Directors and Supervisory Committee	2,334	-
Others	1,482	-
Total	3,816	-
(1) Dividends were paid on January 13, 2016.
Other payables are denominated in pesos.

f)
Taxes payables

	2016		2015
	Current	Non-Current	Current	Non-Current
Asset tax credit balance	-	-	42,500	-
Withholdings and perceptions made to third parties	43,687	-	43,583	-
Tax on exports	2,299	-	-	-
Turnover Tax	4,570	-	-	-
Others	8,636	-	6,477	-
Total	59,192	-	92,560	-

Taxes payables are denominated in pesos.

g)
Trade payables

	2016		2015
	Current	Non-Current	Current	Non-Current
Suppliers	911,318	-	410,126	-
Customers (credit balances)	8,592	-	9,531	-
Related companies	41,338	-	22,867	-
Total	961,248	-	442,524	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
_____________________________________________________________________________________________________
The breakdown of trade payables based on its currency of origin is the following:

	2016		2015
	Current	Non-Current	Current	Non-Current
Argentine Pesos	290,245	-	166,819	-
U.S. Dollars	671,003	-	275,705	-
Total	961,248	-	442,524	-

h)
Cost of sales

	2016	2015	2014
Inventories at the beginning of the year	8,452	29,131	7,356
Natural gas purchases	2,868,189	1,574,999	1,591,315
Operating expenses (Note 8.i.)	1,676,137	1,164,227	995,995
Inventories at the end of the year	(116,863)	(8,452)	(29,131)
Total	4,435,915	2,759,905	2,565,535

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

i)
Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2016
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses

Salaries, wages and other contributions	814,731	403,546	200,403	163,999	46,783	-
Social security taxes	139,356	64,518	33,944	30,874	10,020	-
Compensation to Directors and Supervisory Committee	6,328	-	-	6,328	-	-
Professional services fees	41,392	1,434	3,645	32,657	3,656	-
Technical operator assistance fees	168,008	54,128	113,880	-	-	-
Materials	43,205	14,153	29,052	-	-	-
Third parties services	94,185	37,014	49,257	7,914	-	-
Telecommunications and post expenses	5,177	342	1,087	3,405	343	-
Rents	3,219	722	252	2,099	146	-
Transports and freight	27,614	17,020	9,846	709	39	-
Easements	19,315	19,315	-	-	-	-
Offices supplies	2,679	917	305	1,223	234	-
Travels expenses	9,972	4,832	1,550	2,742	848	-
Insurance	26,509	15,048	9,330	1,771	360	-
Property, plant and equipment maintenance	209,257	150,923	52,100	5,065	1,169	-
Depreciation of property, plant and equipment	286,798	190,031	47,928	48,839	-	-
Amortization of intangible assets	-	-	-	-	-	-
Taxes and contributions	355,445	80,365	8,927	728	265,426(1)	-
Advertising	584	-	-	-	584	-
Doubtful accpunts	20,546	-	-	-	20,546	-
Banks expenses	2,120	-	-	2,120	-	-
Interests expense	431,561	-	-	-	-	431,561
Foreign exchange loss	711,822	-	-	-	-	711,822
Other financial charges	66,392	-	-	-	-	66,392
Derivate financial instruments	8,933	-	-	-	-	8,933
Costs of services rendered to third parties	40,453	-	40,453	-	-	-
Transactions among business segments	-	(71,079)	71,079	-	-	-
Other expenses	28,136	13,908	5,962	4,906	3,360	-
Total 2016	3,563,737	997,137	679,000	315,379	353,514	1,218,708

(1) Includes tax on exports of Ps. 11,081 for the year ended December 31, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

	2015
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses

Salaries, wages and other contributions	564,489	295,429	121,264	114,577	33,219	-
Social security taxes	98,812	46,067	19,839	25,962	6,944	-
Compensation to Directors and Supervisory Committee	5,379	-	-	5,379	-	-
Professional services fees	25,025	563	1,124	21,139	2,199	-
Technical operator assistance fees	52,481	3,000	49,481	-	-	-
Materials	29,113	10,545	18,568	-	-	-
Third parties services	51,604	20,161	25,429	6,014	-	-
Telecommunications and post expenses	4,161	445	778	2,714	224	-
Rents	2,619	516	367	1,615	121	-
Transports and freight	19,506	12,484	6,634	381	7	-
Easements	15,003	15,003	-	-	-	-
Offices supplies	1,508	531	239	634	104	-
Travels expenses	8,279	4,069	1,290	2,285	635	-
Insurance	22,850	12,935	8,280	1,279	356	-
Property, plant and equipment maintenance	137,814	105,054	28,791	3,262	707	-
Depreciation of property, plant and equipment	261,393	184,251	66,734	10,408	-	-
Taxes and contributions	261,712	60,094	4,999	524	196,095(1)	-
Advertising	154	-	-	-	154	-
Banks expenses	1,430	-	-	1,430	-	-
Interests expense	320,428	-	-	-	-	320,428
Foreign exchange loss	1,164,585	-	-	-	-	1,164,585
Other financial charges	41,718	-	-	-	-	41,718
Costs of services rendered to third parties	26,375	-	26,375	-	-	-
Transactions among business segments	-	(21,435)	21,435	-	-	-
Other expenses	17,486	8,512	4,376	4,033	565	-
Year ended Deccember 31, 2015	3,133,924	758,224	406,003	201,636	241,330	1,526,731
(1) Includes tax on exports of Ps. 511,600 for the year ended December 31, 2015.

	2014
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses

Salaries, wages and other contributions	416,968	224,727	84,138	82,777	25,326	-
Social security taxes	74,640	37,074	15,027	17,136	5,403	-
Compensation to Directors and Supervisory Committee	4,595	-	-	4,595	-	-
Professional services fees	22,094	1,238	2,239	17,539	1,078	-
Technical operator assistance fees	69,966	3,000	66,966	-	-	-
Materials	26,597	11,079	15,518	-	-	-
Third parties services	41,059	15,650	20,567	4,842	-	-
Telecommunications and post expenses	3,543	252	690	2,461	140	-
Rents	1,802	411	122	1,092	177	-
Transports and freight	15,647	11,059	4,261	325	2	-
Easements	14,832	14,832	-	-	-	-
Offices supplies	1,669	560	208	820	81	-
Travels expenses	6,142	3,056	1,008	1,431	647	-
Insurance	19,125	11,386	6,853	841	45	-
Property, plant and equipment maintenance	113,011	79,984	29,713	2,718	596	-
Depreciation of property, plant and equipment	254,311	175,461	64,787	14,063	-	-
Taxes and contributions	686,707	47,016	17,320	8,825	613,546(1)	-
Advertising	136	-	-	-	136	-
Doubtful accounts	(207)	-	-	-	(207)	-
Banks expenses	1,155	-	-	1,083	72	-
Interests expense	300,334	-	-	-	-	300,334
Foreign exchange loss	777,514	-	-	-	-	777,514
Other financial charges	47,456	-	-	-	-	47,456
Derivative financia instruments results	103,497	-	-	-	-	103,497
Costs of services rendered to third parties	18,740	-	18,740	-	-	-
Transactions among business segments	-	(17,299)	17,299	-	-	-
Other expenses	14,306	6,908	4,145	2,936	317	-
Year ended Deccember 31, 2014	3,035,639	626,394	369,601	163,484	647,359	1,228,801
(1) Includes tax on exports of Ps. 511,600 for the year ended December 31, 2014.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

j)
Net financial results

	2016	2015	2014
Financial income
Derivative financial instrument results	-	128,525	-
Interest income	100,418	79,387	141,453
Fair value gains on financial instruments through profit or loss	169,890	55,892	9,238
Foreign exchange gain	135,039	288,764	158,981
Subtotal	405,347	552,568	309,672
Financial expenses
Interest expense	(470,663)	(343,104)	(230,807)
Foreign exchange loss	(712,456)	(1,165,803)	(626,979)
Derivative financial instrument results	(8,933)	-	38,025
Other financial charges	(66,392)	(41,718)	(29,885)
Less: Amounts capitalised on qualifying assets	39,736	23,894	7,245
Subtotal	(1,218,708)	(1,526,731)	(842,401)
Total	(813,361)	(974,163)	(532,729)

k)
Other operating (expenses) / income

	2016	2015	2014
Net increase in provisions	(61,634)	(15,897)	(1,641)
Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)	-	(324,390)	-
Others	(3,909)	4,836	6,562
Total	(65,543)	(335,451)	4,921

l)
 Other financial assets at fair value through profit or loss

	2016		2015
	Current	Non-Current	Current	Non-Current
Public bonds	55,508	84,857	2,863	-
Mutual Funds	-	-	19,856	-
Private bonds	-	58,015	-	44,063
Total	55,508	142,872	22,719	44,063

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

	2016		2015
	Current	Non-Current	Current	Non-Current
Argentine Pesos	-	-	22,719	-
U.S. Dollars	55,508	142,872	-	44,063
Total	55,508	142,872	22,719	44,063

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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
9.
INVESTMENTS IN ASSOCIATES

	2016		2015
	Cost Value	Book Value	Book Value
EGS	116	357	1,909
TGU	5	2,517	1,775
Subtotal	121	2,874	3,684
Link	503	-	-
Total	624	2,874	3,684

10.
PROFIT / (LOSS) FROM ASSOCIATES

	2016	2015	2014
EGS	780	177	(197)
TGU	742	77	29
Link	-	-	3,058
Total	1,522	254	2,890

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
______________________________________________________________________________________________
11.
PROPERTY, PLANT AND EQUIPMENT

	12/31/2016
	C o s t					D e p r e c i a t i o n
						Accumulated at				Accumulated at
	Beginning				End of	the beginning				at the end	Net
Account	of the year	Additions	Retirements	Transfers	the year	of the year	Retirements	For the year	Rate %	of the year	book value

Pipelines	3,644,917	-	-	1,794	3,646,711	1,520,415	-	86,178	2.2	1,606,593	2,040,118

Compressor plants	1,512,294	306	-	52,220	1,564,820	910,354	-	83,439	3.3 to 25	993,793	571,027

Other industrial plants	2,868	-	-	-	2,868	554	-	97	3.3	651	2,217

Stations of regulation and/or
measurement of pressure	129,228	-	-	7,060	136,288	87,972	-	5,235	4.0	93,207	43,081

Other technical installations	28,368	-	-	493	28,861	20,978	-	966	6.7	21,944	6,917

Subtotal assets related to
natural gas transportation service	5,317,675	306	-	61,567	5,379,548	2,540,273	-	175,915		2,716,188	2,663,360

Assets related to natural gas
upstream service	206,576	750,389	-	15,096	972,061	119,046	-	21,528	2.2 to 25	140,574	831,487

Assets related to liquids
production and commercialization service	756,700	-	-	25,895	782,595	570,286	-	12,648	5.9	582,934	199,661

Lands	6,279	4,935	292	-	10,922	-	-	-	-	-	10,922

Buildings and constructions	198,796	-	-	8,046	206,842	102,436	-	4,043	2.0	106,479	100,363

Fittings and features in building	33,897	-	-	501	34,398	5,598	-	1,430	4.0	7,028	27,370

Machinery, equipment and tools	48,655	5,780	-	569	55,004	38,370	-	2,345	6.7 to 20	40,715	14,289

Computers and Telecommunication systems	419,541	660	-	50,148	470,349	308,394	-	56,258	6.7 to 20	364,652	105,697

Vehicles	33,072	12,281	453	-	44,900	24,351	389	4,987	10 and 20	28,949	15,951

Furniture	13,485	-	-	1,372	14,857	12,852	-	121	10	12,973	1,884

Capitalization of foreign exchange loss	177,272	-	-	-	177,272	106,272	-	7,523	4	113,795	63,477

Materials	356,008	209,239	6,845	(75,856)	482,546	-	-	-	-	-	482,546

Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254

Works in progress	467,188	424,233	-	(87,338)	804,083	-	-	-	-	-	804,083
Total 2016	8,049,016	1,407,823	7,590	-	9,449,249	3,829,496	389	286,798		4,115,905	5,333,344

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
______________________________________________________________________________________________

	12/31/2015
	C o s t					D e p r e c i a t i o n
						Accumulated at				Accumulated at
	Beginning				End of	the beginning				at the end	Net
Account	of the year	Additions	Retirements	Transfers	the year	of the year	Retirements	For the year	Rate %	of the year	book value

Pipelines	3,631,240	-	-	13,677	3,644,917	1,434,424	-	85,991	2.2	1,520,415	2,124,502

Compressor plants	1,436,084	-	-	76,210	1,512,294	834,255	-	76,099	3.3 to 25	910,354	601,940

Other industrial plants	2,868	-	-	-	2,868	456	-	98	3.3	554	2,314

Stations of regulation and/or
measurement of pressure	129,228	-	-	-	129,228	82,806	-	5,166	4.0	87,972	41,256

Other technical installations	28,355	-	-	13	28,368	20,002	-	976	6.7	20,978	7,390

Subtotal assets related to
natural gas transportation service	5,227,775	-	-	89,900	5,317,675	2,371,943	-	168,330		2,540,273	2,777,402

Assets related to natural gas
upstream service	205,773	423	566	946	206,576	111,667	536	7,915	2.2 to 25	119,046	87,530

Assets related to liquids
production and commercialization service	695,548	-	313	61,465	756,700	526,427	311	44,170	5.9	570,286	186,414

Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279

Buildings and constructions	196,204	-	-	2,592	198,796	97,700	-	4,736	2.0	102,436	96,360

Fittings and features in building	33,975	-	242	164	33,897	4,319	142	1,421	4.0	5,598	28,299

Machinery, equipment and tools	46,917	1,130	6	614	48,655	36,400	6	1,976	6.7 to 20	38,370	10,285

Computers and Telecommunication systems	389,779	-	-	29,762	419,541	286,351	-	22,043	6.7 to 20	308,394	111,147

Vehicles	31,064	2,403	395	-	33,072	21,571	395	3,175	10 and 20	24,351	8,721

Furniture	13,147	62	-	276	13,485	12,743	-	109	10	12,852	633

Capitalization of foreign exchange loss	177,272	-	-	-	177,272	98,754	-	7,518	4	106,272	71,000

Materials	286,677	161,986	8,349	(84,306)	356,008	-	-	-	-	-	356,008

Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254

Works in progress	327,282	241,319	-	(101,413)	467,188	-	-	-	-	-	467,188

Total 2015	7,651,564	407,323	9,871	-	8,049,016	3,569,493	1,390	261,393		3,829,496	4,219,520

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
______________________________________________________________________________________________

	12/31/2014
	C o s t					D e p r e c i a t i o n
						Accumulated at				Accumulated at
	Beginning				End of	the beginning				at the end	Net
Account	of the year	Additions	Retirements	Transfers	the year	of the year	Retirements	For the year	Rate %	of the year	book value

Pipelines	3,612,277	-	-	18,963	3,631,240	1,348,651	-	85,773	2.2	1,434,424	2,196,816

Compressor plants	1,354,086	-	-	81,998	1,436,084	762,272	-	71,983	3.3 to 25	834,255	601,829

Other industrial plants	2,868	-	-	-	2,868	358	-	98	3.3	456	2,412

Stations of regulation and/or
measurement of pressure	126,403	-	-	2,825	129,228	77,640	-	5,166	4.0	82,806	46,422

Other technical installations	28,342	-	-	13	28,355	19,027	-	975	6.7	20,002	8,353

Subtotal assets related to
natural gas transportation service	5,123,976	-	-	103,799	5,227,775	2,207,948	-	163,995		2,371,943	2,855,832

Assets related to natural gas
upstream service	205,084	-	-	689	205,773	103,669	-	7,998	2.2 to 25	111,667	94,106

Assets related to liquids
production and commercialization service	677,111	-	-	18,437	695,548	483,606	-	42,821	5.9	526,427	169,121

Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279

Buildings and constructions	184,665	-	-	11,539	196,204	93,198	-	4,502	2.0	97,700	98,504

Fittings and features in building	5,692	-	-	28,283	33,975	3,539	-	780	4.0	4,319	29,656

Machinery, equipment and tools	43,036	3,381	253	753	46,917	34,941	253	1,712	6.7 to 20	36,400	10,517

Computers and Telecommunication systems	363,374	-	-	26,405	389,779	264,435	-	21,916	6.7 to 20	286,351	103,428

Vehicles	28,122	3,549	607	-	31,064	19,210	607	2,968	10 and 20	21,571	9,493

Furniture	13,147	-	-	-	13,147	12,645	-	98	10	12,743	404

Capitalization of foreign exchange loss	177,272	-	-	-	177,272	91,233	-	7,521	4	98,754	78,518

Materials	226,701	112,846	3,916	(48,954)	286,677	-	-	-	-	-	286,677

Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254

Works in progress	214,619	253,614	-	(140,951)	327,282	-	-	-	-	-	327,282

Total 2014	7,282,950	373,390	4,776	-	7,651,564	3,316,042	860	254,311		3,569,493	4,082,071

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
As of December 31, 2016, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is a financial leasing under the terms of leasing contracts:

2016
Cost – Capitalized financial leasing	750,389
Accumulated depreciation	(20,148)
Total	730,241

The financial leasing agreement expires in September 2026, the date on which the purchase options provided for in the contracts may be exercised.

As of December 31, 2015, there are no PPE items under this category.

12.
LOANS

Short-term and long-term loans as of December 31, 2016 and 2015 comprise the following:

	2016	2015
Current loans:
2007 EMTN Program: Series 1 Notes	-	401,903
Interest payable	31,269	32,493
Other financial loans	1,466	12,696
Financial leasing	112,661	-
Total current loans	145,396	447,092
Non-current loans
2007 EMTN Program: Series 1 Notes	-	401,903
2014 EMTN Program: Series 1 Notes	3,036,084	2,484,786
Other financial loans	-	1,411
Financial leasing	735,520	-
Total non-current loans	3,771,604	2,888,100
Total loans(1)	3,917,000	3,335,192
(1)
Issuance expenses net.

The breakdown of loans based on its currency of origin is the following:

	2016	2015
Argentine pesos	1,466	14,107
U.S. Dollars	3,915,534	3,321,085
Total loans	3,917,000	3,335,192

The activity of the loans as of December 31, 2016 and 2015 is the following:

	2016	2015
Beginning balance	3,335,192	2,465,689
Finance leasing	750,389	-
Accrued interest	362,127	246,079
Effect of foreign exchange rate change	710,651	1,148,011
Payment of loans	(916,490)	(294,556)
Interest paid	(324,869)	(230,031)
Ending balance	3,917,000	3,335,192

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
The maturities of the current and non-current loans as of December 31, 2016 are as follows:

2016
Less than 1 year	38,054
From 1 to 2 years	2,029,564
From 3 to 4 years	1,014,781
Financial lease as of December 31, 2016(1)	3,082,399
(1)
Excluding issuance expenses

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2016, and their present value:

2016
Less than 1 year	164,874
From 1 to 2 years	237,746
From 3 to 4 years	237,746
Over 4 years	546,538
Total future minimum payments	1,186,904
Future financial expenses over financial lease	(338,725)
Financial lease as of December 31, 2016	848,179

The following are the maturities of the finance leases in force as of December 31, 2016:

2016
Less than 1 year	112,660
From 1 to 2 years	128,709
From 3 to 4 years	158,075
Over 4 years	448,735
Financial lease as of December 31, 2016	848,179

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
During 2016, the Company made the cancellation of the principal with maturity on May 14, 2016 and the early cancellation of the principal corresponding to the 2017 fiscal year according to the provisions of the Board Meeting of TGS held on October 14, 2016. As of December 31, 2016, the financial debt of TGS corresponding to the 2007 Program is totally canceled.

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

Covenants:

The 2014 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2014 Notes as of the December 31, 2016.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2014 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Financial Lease

On August 11, 2016, the Company entered into a financial lease agreement with Pampa Energía. The agreement is valid for 10 years, for 9 years and 11 months TGS pays Pampa Energía a monthly fee of USD 623.5, without taxes, with an option to purchase in month 120 for the same amount.

Other Loans:

On November 22, 2013, the Company entered into a loan with Itaú Bank for Ps. 20.0 million. The loan has a repayment schedule with 25 equal and monthly installments and final maturity in November 2016. The first installment was in November 2014. As of the date of the issuance of these consolidated financial statements, the loan was totally cancelled. The loan bore interest at an annual fixed rate of 15.25% payable on a monthly basis.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 34 monthly installments as from July 2014 and final maturity in April 2017.

The fair value of such loans is equivalent to their book value. The fair values are based on discounted cash flows at an effective rate of 15.25% for the loans received from Banco Macro S.A. and Banco Itaú Argentina S.A.

The current terms of the Company’s interest-bearing borrowings as of December 31, 2016 and 2015 have been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.
INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
Estimated current income tax gain / (expense)	(482,721)	68,626	(78,658)
Deferred income tax	(6,583)	44,927	13,892
Income tax (expense) / gain	(489,304)	113,553	(64,766)

The analysis of the net deferred tax assets and liabilities is as follows:

	2016	2015
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	375,430	126,350
Deferred tax assets to be recovered after more than 12 months	12,184	10,463
Deferred tax liabilities:
Deferred tax liabilities ti be recovered after more than 12 months	(791,823)	(539,622)
Deferred tax liabilities to be recovered after more than 12 months	(12,507)	(7,325)
Deferred tax liabilities, net	(416,716)	(410,134)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
The components of the net deferred tax assets and liabilities as of December 31, 2016, 2015 and 2014 are the following:

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2016, 2015 and 2014 as follows:

	2016	2015	2014
Pre-tax income	1,419,982	(285,662)	169,754
Statutory income tax rate	35%	35%	35%
Pre-tax income at statutory income tax rate	(496,994)	99,982	(59,411)
Tax effects due to:
-Non-taxable income or non-deductible expenses	7,690	13,571	(5,355)
Income tax expense	(489,304)	113,553	(64,766)

Cumulative tax loss carryforwards recorded by the Company that are pending at year end may be offset against taxable income in future years, according to the following detail:

Year	Amount	Expiration Date
2015 tax loss carryforward (estimated)	168,383	2020
Tax loss carryforward used	(168,383)
Cumulative tax loss carryforward	-

The realization of deferred tax assets, including those mentioned losses, depends on the generation of future taxable income during the years in which temporary differences become deductible. To determine the realization of deferred tax assets, the Company considers the reversal of deferred tax liabilities, tax planning and projections of future taxable profits based on its best estimate in accordance with the guidelines set out in Note 5.d). Based on these projections, the Company estimates that as of December 31, 2016 it is probable that all deferred tax assets are made.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.
PROVISIONS

For legal claims and others
Balances as of December 31, 2013	143,412
Additions(1)	42,859
Uses	(13,238)
Decreases(2)	(22,686)
Balances as of December 31, 2014	150,347
Additions(1)	51,929
Uses	(45,963)
Decreases(1)	(5,727)
Balances as of December 31, 2015	150,586
Additions(1)	115,056
Uses	(27,986)
Decreases(3)	(16,223)
Balances as of December 31, 2016	221,433
(1) Ps. 76,603, Ps. 21,625 and Ps. 24,327 are included in “Other operating expenses” and Ps. 38,453, Ps. 30,304 and Ps. 18,532 in “Financial expenses” for the years ended on December 31, 2016, 2015 and 2014, respectively.
(2) The total amount is recorded in “Other operating income”.
(3) Ps. 14,852 are included in “Other operating expenses” and Ps. 1,371 in “Financial expenses”.

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

As regards to the revenue derived from the Natural Gas Transportation segment, under Public Emergency and Reform of the Foreign Exchange System Law No. 25,561 (the “Public Emergency Law”), the tariffs charged by the Company are currently denominated in Argentine pesos. In accordance with the Public Emergency Law, in January 2002, public service tariffs were converted into Argentine pesos and fixed at an exchange rate of Ps. 1.00 = US$ l.00 even as the Argentine peso was allowed to devalue against the US dollar. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 79%, 84% and 83% of the segment’s total revenues for both the years ended December 31, 2016 and 2015, respectively. Total revenues denominated in Argentine Pesos accounted for 43%, 40% and 35% for the years ended December 31, 2016, 2015 and 2014, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2016, 2015 and 2014 would have decreased the Company’s income before tax for the year in approximately Ps. 306,961, Ps. 244,418, and Ps. 196,725 respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

Net liability position in US$	12/31/2016	12/31/2015	12/31/2014
U.S. dollars	(192,574)	(186,754)	(229,489)
Total	(192,574)	(186,754)	(229,489)
Decrease of financial results in Ps.
Pesos	306,961	244,418	196,725
Total	306,961	244,418	196,725

Derivative Financial Instruments

To mitigate the foreign exchange risk, during the year 2015, the Company entered into forward purchase of US dollars, as well as investments in mutual funds linked to the US dollar in order to cover the exposure to the risk associated with the foreign exchange rate derived from its financial debt.

At the end of 2015, the net position is buying US dollars amounting to US$ 52.5 million at a weighted average exchange rate of Ps. 11.65 which due in May 2016. The fair value of these contracts as of December 31, 2015 amounted to a net asset position of Ps. 128,124, which is disclosed under the item “Derivative financial instruments” in the Statement of Financial Position. Such contracts are guaranteed by Ps. 29,910 which are disclosed under "Other Receivables."

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

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2016 and 2015:

	Financial assets (1)		Financial liabilities (2)
	2016	2015	2016	2015
Fix interest rate	-	333,100	3,068,819	3,335,192
Variable interest rate	39,645	50,817	-	-
Total	39,645	383,917	3,068,819	3,335,192
(1) Includes time deposits, bank accounts and trade receivables. Trade receivables do not bear interests, except for Ps. 36,484 and Ps. 47,128 which bears CER plus a spread of 8% as of December 31, 2016 and 2015, respectively.

(2) Includes loans, excluding issuance expenses.

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

Based on the volume of sales for the years ended December 31, 2016, 2015 and 2014, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps.233,323, Ps. 157,051 and Ps. 69,228 respectively.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

Ethane is sold to PBB Polisur S.A. (“Polisur”) under a recently negotiated annual contract with a maturity date of May 31, 2017. Furthermore, due to the sharp decrease in the international price of the ethane, the gap between the selling price of TGS has increased against the price offer by the alternative Polisur’s alternative supplier. This gap, plus the expiration of the contract, it would be expected that the risk of lower price or volumes of ethane sales could be considered high. This, together with the expiration of the contract, means that the risk of price decrease or displacement in supply (lower product sales) is considered high.

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

As of December 31, 2016 and 2015, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

	2016	2015
Current trade receivables	1,246,742	793,224
Non-current trade receivables	8,122	6,470
Allowances for doubtful accounts(1)	(19,703)	(1,389)
Total	1,235,161	798,305
(1)
Corresponds to the best estimate made by TGS according to what is mentioned in note 5.b.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015		2014
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues	Trade receivables
MetroGAS	597,041	70,319	268,626	28,511	194,904	20,001
Camuzzi Gas Pampeana S.A.	358,756	51,908	154,209	16,480	108,668	22,433
Gas Natural BAN S.A. (“BAN”)	268,043	38,635	110,259	12,185	78,913	8,501
Pampa Energía	27,353	5,943	27,681	29,348	30,192	13,517
Camuzzi Gas del Sur S.A.	58,056	50,001	36,614	3,939	26,296	2,905

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2016, 2015 and 2014 are as follows:

	2016		2015		2014
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues	Trade receivables
Polisur	1,949,460	223,938	1,298,152	346,197	1,055,582	89,148
Petredec	-	-	254,061	29,435	944,233	42,989
Petroleo Brasileiro	513,912	57,335	95,618	25,475	627,468	25,475
Petrobras Global	-	-	44,058	-	-	-
Braskem Netherlands B.V.	19,706	-	135,971	35,996	-	-
Trafigura Beheer B.V.	-	-	159,911	-	-	-
Geogas Trading S.A.	460,234	125,303	112,392	33,796	83,134	-

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) loans granted to related parties, (iii) other financial assets at fair value through profit or loss, (iv) trade receivables, (v) other receivables, (vi) derivate financial instruments, and (vii) Other financial assets at amortized cost as of December 31, 2016 and 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31-2016		
		Cash and cash equivalents	Other financial assets [3]	Receivables [1] [2]
Without specified maturity		724,725	-	461
With specified maturity				
	Overdue			
	Until 12-31-2015	-	-	37,023
	From 01-01-16 to 03-31-16	-	-	2,274
	From 04-01-16 to 06-30-16	-	-	8,224
	From 07-01-16 to 09-30-16	-	-	21,209
	From 10-01-16 to 12-31-16	-	-	235,656
Total overdue		-	-	**304,386**
	Non-Due			
	From 01-01-17 to 03-31-17	830,364	13,877	1,102,024
	From 04-01-17 to 06-30-17	-	13,877	5,704
	From 07-01-17 to 09-30-17	-	13,877	1,546
	From 10-01-17 to 12-31-17	-	13,877	1,501
	During 2018	-	142,872	11,893
	During 2019	-	-	2,547
	During 2020	-	-	-
	During 2021	-	-	-
	From 2022 onwards	-	-	-
Total non-due		**830,364**	**198,380**	**1,125,215**
Total with specified maturity		**830,364**	**198,380**	**1,429,601**
Total		**1,555,089**	**198,380**	**1,430,062**

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.

(2) Includes financial assets recorded in trade receivables and other receivables.

(3) Includes financial assets recorded at fair value and amortized cost.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

Concept	(In thousands of pesos)	Credit rate
Mutual funds	189,953	A+
Mutual funds	120,024	AA+
Mutual funds	112,449	AA-
Mutual funds	242,206	AA
Mutual funds	229,338	BBB
Public bonds	140,364	CCC

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

Additionally, TGS applies a methodology for analyzing and assigning credit limits to individual financial institutions in order to minimize the associated credit risk. In line with this, the Company invests its liquid funds in certain financial institutions with an appropriate credit rating.

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables, derivative financial instruments and loans as of December 31, 2016 and 2015. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
During the year ended December 31, 2016 and 2015, the gearing ratio was as follows:

	2016	2015
Total Loans (note 12)	3,917,000	3,335,192
Total Equity	2,526,378	1,695,434
Total Capital	6,443,378	5,030,926
Gearing ratio	0.61	0.66

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

The categories of financial assets and liabilities as of December 31, 2016 and 2015 are as follows:

December 31, 2016			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	1,226,439	1,226,439
Other receivables	-	-	169,019	169,019
Other financial assets at amortized cost	-	-	14,900	14,900
Other financial assets at fair value through profit or loss	55,508	-	-	55,508
Cash and cash equivalents	901,680	-	653,409	1,555,089
Total current assets	**957,188**	-	**2,063,767**	3,020,955
NON-CURRENT ASSETS				
Trade receivables	-	-	8,122	8,122
Other receivables	-	-	6,779	6,779
Other financial assets at amortized cost	-	-	21,584	21,584
Other financial assets at fair value through profit or loss	142,872	-	-	142,872
Total non-current assets	**142,872**	-	**36,485**	179,357
Total assets	**1,100,060**	-	**2,100,252**	**3,200,312**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	961,248	961,248
Loans	-	-	145,396	145,396
Payroll and social security taxes payables	-	-	134,772	134,772
Other payables	-	-	3,816	3,816
Total pasivo corriente	-	-	**1,245,232**	**1,245,232**
NON-CURRENT LIABILITIES				
Loans	-	-	3,771,604	3,771,604
Total non-current liabilities	-	-	**3,771,604**	**3,771,604**
Total liabilities	-	-	**5,016,836**	**5,016,836**

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2.2
Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

●
Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the MERVAL/BCBA. Additionally within this level, the Company included derivative financial instruments because the settlement date thereof coincided with the closing date of the fiscal year. For the calculation of fair value, the corresponding quoted price was obtained.

●
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

●
Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2015, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	901,680	-	-	901,680
Other current financial assets at fair value through profit or loss	55,508	-	-	55,508
Other non-current financial assets at fair value through profit or loss	142,872	-	-	142,872
Total	1,100,060	-	-	1,100,060

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	122,816	-	-	122,816
Derivative financial instruments	30,530	97,594	-	128,124
Other current financial assets at fair value through profit or loss	22,719	-	-	22,719
Other non-current financial assets at fair value through profit or loss	44,063	-	-	44,063
Total	220,128	97,594	-	317,722

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2016 and 2015, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and 2014 Notes at December 31, 2015 and for the 2014 Notes at December 31, 2016, based on their quoted market price:

2007 Notes
	2016	2015
Carrying amount	-	811,609
Fair value	-	837,762
2014 Notes
	2016	2015
Carrying amount	3,067,355	2,509,476
Fair value	3,275,135	2,518,552

16.
REGULATORY FRAMEWORK

a)
General framework of the regulated segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs. On January 28, 2016, Resolution No. 7 of the Ministry of Energy and Mining (“MINEM”) of Argentina repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

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

In July 2003, the former Unit for Renegotiation and Assessment of Utilities Contracts (“ex UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Finance and the Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”). Ex UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. As provided in the Public Emergency Law, TGS should reach a consensus with the ex UNIREN on the modalities, terms and dates for signing the comprehensive agreement before its due date. In the event that such a consensus is not reached, ex UNIREN will submit a report to the Executive Branch with recommendations of the next steps to follow in the future.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It establishes the dissolution of the ex UNIREN and transfers to each ministry the responsibility to renegotiate public service agreements. In our case, the assumption of ex UNIREN duties will be by the MINEM together with the Ministry of Economy and Public Finance (“MHPP”).

Transitional Agreement

After having received two proposals during 2005 from the ex UNIREN, on October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
This administrative act did not become effective promptly and because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which is under the scope of ex MPFIPyS, based on Resolution No. 2000/2005 of ex MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) under the terms of the Article 43 of the National Constitution and Law No. 16,986, against ENARGAS and the SCyCG, in order to obtain the implementation of the new tariff schedule, which had favorable reception in court.

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

On June 5, 2015, ENARGAS issued Resolution No. 3347, complementary to Resolution No. I-2852, which approves an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. This increase represents to TGS a temporary increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Charge of Access and Use (“CAU”).

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

On December 9, 2014, TGS filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Argentine government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU.

On the other hand, and in relation to the execution of a sentence corresponding to the acción de amparo initiated by TGS in September 2010 in order require that the Argentine Government implements the increase established in the 2008 Transitional Agreement, the Judge of First Instance rejected TGS’ request that ENARGAS publish the corresponding tariff schedule for the increase included in the 2008 Transitional Agreement effective as of October 1, 2008. Therefore, in September 2014, TGS filed an appeal before the National Chamber for Federal Administrative Law Disputes of the City of Buenos Aires who dismissed the same. Upon the rejection of this appeal, in April 2015, TGS filed a complaint with the Supreme Court of Justice and the Court was informed of the ruling of Resolution 3347, which complied with TGS's requirements regarding the validity of the appeal. On November 18, 2015, the appeal filed by TGS was dismissed.

Finally, on February 24, 2016, jointly with the MINEM and the Ministry of Economy and Public Finances, TGS signed a new Transitional Agreement (“2016 Transitional Agreement”). The main implications of the 2016 Transitional Agreement are:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

●
It sets the guidelines to grant to TGS an additional transitional tariff increase;

●
It sets the guidelines for the implementation of a Mandatory Investment Plan to be approved by ENARGAS;

●
It provides the basis for the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”)

●
Set guidelines to perform a RTI process which will be in a period not exceeding 12 months from the issuance of ENARGAS Resolution No. I/3724/2016 ("Resolution 3724"), which instructed the start of the RTI, and;

●
Obligates TGS for the non-distribution of dividends without prior authorization of ENARGAS.

On March 19, 2016, MINEM issued Resolution No. 31/2016 (“Resolution 31”) instructing ENARGAS to carry out the above-mentioned RTI process and to grant a tariff increase on a transitional basis until the RTI process ends, which allows the execution of the Mandatory Investment Plan (the “Investment Plan”) committed for 12 months to cover operating and maintenance, administration and commercialization expenses, and to comply with the expiration of the obligations contracted ensuring the continuity of the normal provision of the public natural gas transportation service until the final tariff charts are established.

On March 31, 2016, and according to the provisions of Section 2 of Resolution 31 enacted by the MINEM, ENARGAS issued Resolution No. 3724 which granted to TGS a 200.1% tariff increase effective as from April 1, 2016 (the “Increase”). This resolution also provides that TGS will not be able to distribute dividends in the transition period until the end of the RTI process, without the prior authorization of ENARGAS.

As mentioned, the increase was granted based on TGS’ economic-financial condition and is subject to compliance with the Investment Plan for Ps. 794.3 million, which is greater by approximately four times the capital expenditures made in 2015, to be controlled by ENARGAS. At the date of issuance of these consolidated financial statements, the Investment Plan is being implemented with certain delays due to the impossibility on the part of TGS to invoice the entire Increase in accordance with the provisions of Resolution 3724.

As referred in the section "Legal actions initiated against Resolutions 28 and 31", on August 18, 2016, the Supreme Court of Justice of the Nation (“Supreme Court”) unanimously upheld the judgment issued by Chamber II of the Federal Court of Appeals of La Plata regarding the nullity of Resolutions 31 and No. 28/2016 ("Resolution No. 28", and in conjunction with Resolution 31, jointly referred as "Resolutions 28 and 31") with respect to resident users. For further information see “Legal actions initiated against Resolution 28 and 31” below.

On August 23, 2016, ENARGAS issued Resolution No. I/3961 instructing TGS to apply in relation to the transportation service provided to the license of the natural gas distribution service to supply residential users, the tariff schedule in force as of March 31, 2016. On September 9, 2016, ENARGAS notified the natural gas distribution service licensees the applicable procedure to determine and to inform the Company of the volumes of natural gas destined for residential users.

The aforementioned Supreme Court ruling and the numerous legal actions initiated against the application of Resolutions 28 and 31, of which the Company was and is not a party, seriously affected and accentuated the economic and financial imbalance of TGS, which resulted in almost 15 years of failure to update the natural gas transportation tariff. This was due to the delayed billing that TGS was obliged to comply with the impossibility of the full application of the tariff scheduled provided by Resolution 3724.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
Subsequently, and within the framework of the public hearing held on September 16 and 18, 2016 (the "September Public Hearing") following the provisions of the Supreme Court in the ruling issued in the CEPIS case (for further information see "Legal actions Initiated against Resolutions 28 and 31"), on 6 October 2016, ENARGAS issued Resolution No. I-4054/2016 ("Resolution 4054"). The resolution includes the same terms than those included in Resolution 3724 in respect of: (i) the Increase applicable to all users of the public natural gas transportation service, (ii) the execution of the Investment Plan and (iii) restrictions on the payment of dividends. The effect of these tariff schedules is as from October 7, 2016.

This Increase, together with those previously obtained in 2014 and 2015, represent a partial recognition of prior administrative claims initiated by TGS but they were not enough to alleviate the persistent increase in operating costs of the Company. TGS will continue with the corresponding actions towards safeguarding their rights, including those necessary to sign the Integral Renegotiation Agreement.

Legal actions initiated against Resolution 28 and 31

As a result of the tariff increases provided by ENARGAS to the Licensees of the Public Service of Natural Gas Transportation and Distribution, as well as the increase in the price of Natural Gas provided by Resolution 28, numerous legal actions were initiated bringing about their nullity, which seriously affected their application and the established framework.

After the request to freeze rates filed by an NGO, on July 6, 2016, the Federal Court of La Plata issued a ruling which declared the null and void of Resolutions No. 28 and 31 rolling back the tariff situation to the existing prior to the issuance of these regulations.

The National Government requested the review of the judgment by the Supreme Court, and thus filed the corresponding extraordinary appeal before the Federal Court of La Plata.

On July 12, 2016, the MINEM issued Resolution No. 129/2016 (the "Resolution 129") which places limits on final charges to be included in invoices issued by the distribution of natural gas for residential consumers and businesses. This scheme will be in force until December 31, 2016. Resolution 129 does not change the current value of the tariff chart that pays the service provided by the Company nor the service for the distribution of natural gas. These maximum limits will be retroactive to April 1, 2016. In addition Resolution 129 provides that, for both segments of transportation and distribution of natural gas, the actions planned will be implemented to develop the RTI process in the last quarter of 2016, including conducting public hearings before October 31, 2016.

Finally, on August 18, 2016, the Supreme Court partially upheld the ruling issued by the Chamber, establishing: (i) the obligation to comply with the prior public hearing for the determination of the natural gas tariffs related to the transportation and distribution segments, (ii) it will also be mandatory to carry out prior public hearings to fix the price of natural gas at the Point of Entry to the Transportation System (“PIST” as its acronym in Spanish), and (iii) the nullity of Resolutions 28 and 31 regarding the residential users, in respect of which the rates had to be retroactive to the amounts in force as of March 31, 2016.

Regarding the transportation system, the Supreme Court remarks the illegitimate claim that the tariff regime remains unchanged over time if circumstances require its modification. At the same time, it is highlighted that the evolution of natural gas tariffs for distribution and transportation service has been almost null, concluding that the tariffs are deficient.

In accordance with the ruling of the Supreme Court, on August 19, 2016, the MINEM published Resolution No. 152/2016 instructing ENARGAS to provide the necessary measures to enable natural gas distributors to apply to residential users the tariff charts in force as of March 31, 2016, for the consumptions made as from April 1, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
Likewise, ENARGAS issued Resolution No. 3953/2016, which provided for the holding of the September Public Hearing required by the Supreme Court, which was held between September 16 and September 18, 2016. The Public Hearing considered: (i) the transfer to tariffs of the new price of natural gas in the PIST; and (ii) the transitory tariffs for the public natural gas transportation and distribution service that will be in force until the new tariffs resulting from the ongoing RTI process are effective.

After the September Public Hearing, the MINEM issued Resolution No. 212/2016 instructing ENARGAS to provide for the applicable transitional tariff increases until the completion of the initiated RTI process.

Integral Renegotiation Agreement

In October 2008, TGS received an integral license renegotiation agreement from ex UNIREN (which included the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity required for the Argentine Government was unable to provide.

In October 2011, TGS received a new proposal from ex UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. In August 2011 TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing ex UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement. Ex UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the ex MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the ex UNIREN the filing made before ENARGAS and the CNDC regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above, and formally required the order of quick sentence.

Given the lack of progress in the administrative procedure in ex MPFIPyS, on December 29, 2014, TGS filed a preliminary administrative appeal under the terms of article 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the recomposition of the tariff.

In October 2015, the Company and the ex UNIREN signed a new version of the Integral Renegotiation Agreement to incorporate as legal predecessor the Resolution 3347.

As mentioned above, the 2016 Transitional Agreement sets the basis for the signing of the Integral Agreement Act and the guidelines for carrying out the RTI within a period of no more than 12 months.

Within this framework, on November 9, 2016, ENARGAS issued Resolution No. I-4122/2016 calling for a public hearing to consider: (i) the RTI, (ii) the proposals for amendments made by ENARGAS to the License and (iii) the semiannual adjustments methodology (the " December Public Hearing"). This public hearing was finally held on December 2, 2016. The Company was able to highlight the negative impact on its economic and financial situation of the lack of adjustment of its tariff charts after more than 15 years in which the different macroeconomic variables that impacted on their business suffered significant increases.

The sustainable recovery of the natural gas transportation segment, which, in view of the national energy matrix, is strategic for the country's development, will depend of the immediate implementation of the RTI process for which TGS presented an ambitious investments and expenditures plan for the five – year period 2017-2021 and for the effective implementation of the Integral Renegotiation Agreement.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
As of the date of issuance of these consolidated financial statements there is no certainty of when the Integral Renegotiation Agreement shall be subscribed and implemented by the Argentine Government.
Acquisition of the Rights of Arbitration Proceedings

In November 2005, in response to the requirement made by the ex UNIREN, Ponderosa Assets L.P., as an indirect shareholder of TGS and CIESA, informed a claim that was filed jointly with Enron Corp. against the Argentine Government under the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay US$ 106.2 million to the Claimants. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted.

On March 11, 2011, Pampa entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. In October, 2011, Pampa acquired the rights under the arbitration proceeding (the "Rights of the arbitration proceeding") which include the powers to suspend, monitor and withdraw from arbitration proceedings.

Through the enactment of Resolutions No. I-2852 and No. I-3347 and after having verified its effectiveness, the Transitional Agreement was implemented between the Company and ex UNIREN in October 2008, and thus, the condition provided by the loan awarded by TGS to Pampa Energía that consists of its compulsory cancellation by transferring the rights acquired by Pampa with the proceeds of the Loan in respect of the arbitration proceeding initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the International Centre for Settlement of Investment Disputes ("ICSID") of the World Bank ("the Arbitration Proceeding"). The rights acquired under the arbitration proceeding (the "Rights of the arbitration proceeding") include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding by TGS was implemented through the transfer to a trust established abroad of which TGS shall be its beneficiary.

The exercise of the Rights of the arbitration proceeding allows TGS to continue with the tariff renegotiation process and comply with the conditions for the signing and implementation of the Integral Renegotiation Agreement by the Executive Branch and the new rate schedules resulting from the Integral tariff Review process provided therein. In accordance with the terms and conditions of the Integral Renegotiation Agreement, TGS may suspend and subsequently abandon those claims brought against Argentina for the lack of tariff adjustments by the PPI following the enactment of the Public Emergency Law.

According to IFRS, the Rights of the arbitration proceeding do not qualify to be recognized as an asset in the financial statements of the Company. Consequently, they were recognized and classified under "Other Operating (loss) / Income" in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324,390.

As of the date of issuance of these consolidated financial statements, as agreed with the National Government, the Arbitration Proceeding is suspended until April 15, 2017.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “New Program”). It replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“2008 Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015).

In line with the 2008 Stabilization Agreement, the New Program sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the New Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the former Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the New Program. Notes 547/15 and 612/15 of the Federal Energy Bureau notified the volumes to be sold by TGS during 2015.

On March 28 and March 29, 2016, the MINEM informed TGS the volumes of butane and propane, respectively that were assigned to commercialize under this program during 2016. These administrative acts were also duly challenged by TGS.

It is noteworthy that participation in the new program implies that the Company produces and markets the volumes of LPG required by the SHR at prices significantly lower than the market price, which means that, under limited circumstances, the Company will fail to cover production costs, providing a negative operating margin.

As in prior periods, the Company will continue making the corresponding objections in order to safeguard its financial position and to ensure that this situation is not extended in the future.

In this regard, on April 4, 2016, the Company made a request for early release regarding the claim filed on August 18, 2015 on the objections made to Resolutions 49/15 and 70/15.

In addition, on May 26, 2016, the Company filed a motion for reconsideration to administrative acts, which provided butane and propane quotas under the New Stabilization Program for 2016. Likewise, on September 21, 2016, TGS filed a motion for reconsideration for the period from May to December 2016.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane Agreement for Networks") entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the MINEM.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
In June 2016, the Company signed the thirteenth and fourteenth extensions to the Propane Network Agreement, which provides for propane deliveries through April 30, 2017. In September 2016, the Company signed the addenda corresponding to these agreements for the purpose of re-determination of the price of propane sold by TGS to distributors and sub-distributors as a result of the Judgment.

On October 6, 2016, the MINEM issued Resolution No. 212, which provided for the new price of propane to be sold under the Propane Networks Agreement paid by residential users.

As mentioned above, both the New Program and the Propane for Networks Agreement established payment of compensation, calculated as a difference between the price set by the Government and the export parity price. Over recent years, this compensation has been paid with significant delays.

On May 20, 2016, Decree No. 704/2016 provided for the extension of the issuance of Argentine Bonds in US dollars with an annual rate of 8% which will expire in 2020 ("BONAR 2020") which were used to, among others, the cancellation of the compensation due of related to Propane for Networks Agreement. On June 22, 2016, the Company gave written consent and agreement to the terms and conditions of Decree No. 704/2016 (the "Letter of Consent") to the MINEM. Within this letter, TGS accepted the cancellation of the amounts due as compensation for propane networks Agreement until December 31, 2015, according to the methodology of cancellation informed by the SHR, which amounted to Ps. 140,496. On October 5, 2016, TGS received BONAR 2020 for an original nominal value of US $ 8,030,650.92.

As of December 31, 2016, the Argentine Government owes Ps. 156,399 to the Company for these concepts. On September 2, 2016, TGS submitted a note to MINEM demanding payment of the amounts owed on that date. As of the date of the issuance of these Consolidated Financial Statements, the collection of Ps. 17,227 corresponding to compensations due to TGS as of December 31, 2016.

Decree No. 2,067 / 08 (the "Decree")

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in the Decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

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

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants. For further information regarding the legal action filed by the Company, see note 18.b.

On March 28, 2016, the MINEM issued Resolution 28, which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including the natural gasoline sold by TGS. The new withholding tax on exports regime considers the price of Brent crude oil less 8 US$/bbl (“IP”) as a reference price to determine the applicable rate. When the IP is less than 71 US$/bbl the nominal rate of the withholding tax on export for the natural gasoline will be 1%. When the IP is greater than 71 US$/bbl, the rate will be (IP- 70) / 70 x 100. Thus far during 2016, IP has been below US$ 71/bbl, so the applicable nominal rate for the exports of natural gasoline has been 1%.

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

Said withholding system provided by the Public Emergency Law and successively extended, the last time by Law No. 26,732, was suspended on January 7, 2017 after the Argentine Government has not issued a new extension to it.

c) Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the ex MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the ex MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system.

In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which TGS will manage the expansion project.

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2016, the incremental transportation capacity was 307 MMcf/d after the works came into service.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 36.5 million (including accrued interest) as of December 31, 2016 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

On July 20, 2016, Nación Fideicomiso S.A. ("NAFISA") notified TGS of MINEM´s decision to suspend works to expand the natural gas transportation capacity under the Gas Trusts Program created by Presidential Decree No. 180/04 and its regulations by Resolution No. 185/04 issued by the ex MPFIPyS (the "Program").

TGS is making the necessary arrangements for the collection of amounts owed by NAFISA under the respective management contract for the works. In this sense, in December 2016, a meeting of VRD holders was held in order to analyze the proposal made by NAFISA for the cancellation of the outstanding receivables which, was resumed in January 2017. VRD holders resolved to instruct the Trustee to make partial payments to the extent that there is availability of funds in the Financial Trust of Obra Gasoducto Sur 2006-2008 ("Trust Agreement"), according to the priority order established in the Trust Agreement and their addenda. As of December 31, 2016, these securities were classified as "Other financial assets at amortized cost" in the Statement of Financial Position.

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

i)
the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
ii.
  the net proceeds of a new competitive bidding.

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

As of December 31, 2016 and 2015, TGS’ common stock was as follows:

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

On July 22, 2016, Law No. 27,260 was enacted, which modifies the investments allowed to the fund managed by the Administración Nacional de la Seguridad Social. (“Fondo de Garantía de Sustentabilidad” or “FGS”), which as of December 31, 2016 held 183,618,632 shares class "B" of TGS. Thus, the FGS may invest in shares of national corporations - among others - whose public offering is authorized by the CNV and which are listed on markets authorized by the CNV. The FGS may invest between the 7% and the 50% of its total assets in these kind of investments. However, it stipulates that the transfer and / or any other act or action that limits, alters, deletes or modifies the destiny, ownership, dominion or nature of the shares of which the FGS is entitled, provided that it results in a less than the previously established FGS, without prior express authorization of the Argentine Congress, with the following exceptions:

-
Public takeover bids addressed to all holders of said assets and at a fair price authorized by the CNV, under the terms of Chapters II, III and IV of Title III of Law 26,831.

-
Exchange of shares for others shares of the same or another company in the framework of merger excision or corporate reorganization processes.

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

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 11 – “Covenants”).
Likewise, Resolution No. 31 of MINEM and Resolution No. 4054 limit the distribution and payment of dividends until ENARGAS verified compliance with the Investment Plan associated with the tariff increase established by Resolution 4054, which is scheduled to be finalized in the last quarter of 2017 due to the delay in the implementation of the tariff increase.

18.
LEGAL CLAIMS AND OTHER MATTERS
a) Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires (“ARBA”) to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In this ruling, the Tax Court determined that the sale of ethane is exempt from the payment of the turnover tax, not being the case the sale of Propane and butane in the domestic market where they are not intended to be a raw material for an industrial activity.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
For the previously mentioned, TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. On December 14, 2014, the Company was notified of the sentence against its interests. On December 15, 2014, TGS filed an appeal against this sentence. This appeal was partially accepted in April 2016, as the Chamber of Appeals determined the exemption for the production of propane, butane, ethane and natural gasoline, but not for LPG.

Subsequently, TGS and ARBA filed an Extraordinary Appeal of Inapplicability of the law before the Supreme Court of Justice of the Province of Buenos Aires. As of the date of the issuance of these consolidated financial statements, a resolution is pending.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. On November 23, 2013 the Tax Court partially upheld TGS’s complaint, as of the date of issuance of these consolidated financial statements, the settlement of the debt is pending of approval. On March 16, 2015, TGS proceeded to pay the sum of Ps. 3.3 million corresponding to the fiscal periods between August 2003 and December 2004 in accordance with ARBA's claims under the pending procedure.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline. TGS unsuccessfully argued that the prescribed period was time limit. Subsequently, on August 5, 2015, the Court of First Instance upheld the time limit exception raised by TGS, which was appealed by ARBA. Currently, the record is for judgment by the Supreme Court of Justice of the Province of Buenos Aires.

As of December 31, 2016, TGS maintained no provision of for this concept because under the legal advisors opinion and given the recent decision of the Chamber of Appeals, TGS would not have to pay the tax.

As of December 31, 2015 and 2014, TGS maintains a provision of Ps. 14.9 million and Ps. 21.1 million, respectively.

b) Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company. In this respect, after having paid the amounts claimed in previous years, the Company has begun a tax recovery appeal process to claim to the provinces of Santa Cruz and Tierra del Fuego a total amount of Ps. 8.4 million and Ps. 11.2 million, respectively.

In January 2016, the Company was notified of a new claim initiated by the Tax Bureau of the Province of Santa Cruz for fiscal periods May 2011 to July 2014 claiming for an amount of Ps. 5.0 million. In March 2016, the Company filed a reconsideration petition rejecting the request of the claimant, which was subsequently rejected. In April 2016, TGS filed a hierarchical appeal before the Ministry of Economy and Public Works, which was rejected. On May 24, 2016, Ps. 9.0 million were paid in concept of principal and interest. For the recovery of the amount paid, the Company did not submit a repetition appeal but instead, TGS requested the pass-through to the tariff.

On September 9, 2016, the Supreme Court of Justice of the Province of Tierra del Fuego rejected the recurring appeal initiated by TGS for the recovery of Ps. 11.2 million subscribed in 2013. Consequently, the administrative instance has been extinguished, so that the Company initiated before ENARGAS the corresponding administrative process for the transfer of said amount in order to maintain the tax neutrality guaranteed in the license.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On October 5, 2016, the Company proceeded to pay the settlement made for the period April 2013-June 2014 for the amount of Ps. 18.6 million (including fines and interest).

In 2016, new tax settlements were received by the Tax Bureau of the Province of Tierra del Fuego, which amounts to Ps. 34.9 million plus taxes. The Company presented the corresponding disclaimers which are still pending.

As of December 31, 2016 and 2015, the Company recorded a provision of Ps. 207.7 million and Ps. 127.8 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

c)
Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Decree and the Resolutions as well as the Unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

On July 5, 2012, the Court issued in favor of TGS a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the National Government, by virtue of which the dictating of the precautionary measure was limited to the validity of 6 months. However, at maturity, the Company is entitled to obtain a new precautionary measure for a similar period.

As a result, on September 20, 2016, a new extension of the precautionary measure was obtained (which prevents the National Government from claiming to TGS the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending its validity until March 2017.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the National Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by TGS in accordance with the precedent "Alliance" issued by the Supreme Court in December 2014.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1° 2016, effective date of Resolution 28. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2016 taking into account the possibility of carryforward of the charge to the sales price of the product, would have implied a net loss of Ps. 52.1 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

d)
        Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau, which was not solved yet. As of the date of the issuance of these consolidated financial statements, the case is about to dictate sentence.

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

e)
      Turnover tax withholding in the Province of Buenos Aires

The Company was notified by ARBA regarding the initiation of various determinative procedures in which TGS is claimed for a total of Ps. 4.9 million (without fine or interest) for the omission as agent of withholding and collection of the turnover tax corresponding to the period July 2009 - June 2011. Given this determination, the Company presented to ARBA various elements of evidence that allow reducing substantially the amount claimed. As of the date of issuance of these consolidated financial statements, the Tax Court has not resolved the issue.

At December 31, 2016, the Company recorded a provision for these items of Ps. 6.9 million recorded in "Provisions", determined based on the estimated tax and interest payable at that date, in the event that this claim is unfavorable to TGS

f)
Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2016, 2015 and 2014 the total amount of these provision amounted Ps. 6.5 million, Ps. 7.3 million and Ps. 8.3 million, respectively.

g)
Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2016, 2015 and 2014 the total amount of these provision amounted Ps. 0.1 million, respectively.

h)
Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "applicants") related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, the Company was notified of the beginning of the corresponding demand, which TGS was responded on August 17, 2016. On March 16, 2017, the applicants submitted its response to the arguments filed by us previously.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2017 is claimed to be equal to US$ 134 million without interest or US$ 306.3 million, including interest (the “Claim”).

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is not supportable. Thus, management, jointly with its legal counsel, considers that there are meritorious arguments of defense that will allow to refute the Claim vigorously.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
Given the present stage of the arbitration process, as of the date of issuance of these Financial Statements, TGS cannot predict the outcome of this proceeding.

19.
BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical Assistance Agreement

Pampa Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In October 2014, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2014.

Commercial transactions

In the normal course of business, the Company holds with Petrolera Pampa SA and Pampa Energía, agreements to transfer natural gas and richness. The price, which is denominated in US dollars, is determined according to common practices.

In addition, in the normal course of business, TGS carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

On November 1, 2016, Pampa Energía ceded to YPF the operation of the Río Neuquén area and related contracts, which until that date were exposed as transactions with related parties in the Other Services business segment.

Financial transactions.

Loan agreement with Pampa Energía S.A.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía S.A. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy S.A. created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía S.A., among others:

i)
Extended the expiration date until October 6, 2014, with option of an automatic renewal for one additional period of one year. For this reason, the expiration date was October 6, 2015.

ii.
Previous to the expiration date, the loan should have been paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía S.A., mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
iii.
The applicable interest rate was equivalent to 6.8% annual plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, the Board of Directors of the Company approved the acquisition of the Rights of the arbitration proceedings. For further information, see Note 16.a "Regulatory Framework - General framework of the regulated segment. - Acquisition of the Rights of Arbitration Proceedings"

The evolution of this loan was as follows:

Balances as of December 31,2013	194,154

Interest income	14,941
Foreign exchange gain	59,016
Balances as of December 31,2014	268,111

Interest income	25,144
Foreign exchange gain	31,135
Write-off of debt	(324,490)
Balances as of December 31,2015	-

Financial leasing with Pampa Energía

As mentioned in Note 12 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a financial lease agreement with Pampa Energía. The outstanding balance of debt cancellation as of December 31, 2016, amounts to Ps. 848,181.

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2016 and 2015 were Ps. 39,409 and Ps. 27,280, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2016 and 2015 is as follows:

	2016		2015
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	44	-	74	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía (1)	114,039	883,781	29,348	18,303
Associate which exercises significant influence on the controlling shareholder:
Link	425	-	370	-
EGS	-	602	-	4,564
TGU	-	2,529	-	-
Other related companies:
Petrolera Pampa S.A.	-	2,634	-	-
Compañía Mega S.A.(2)	-	-	12,321	-
Braskem Netherlands BV (2)	-	-	35,996	-
Pampa Comercializadora S.A.	943	-	156	-
Petrolera Entre Lomas S.A.	17	-	16	-
Oleoductos del Valle S.A.	297	-	317	-
Central Térmica Piedrabuena S.A.	1,224	-	-	-
Transener S.A.	727	-	-	-
Total	117,716	889,547	78,598	22,867
(1) Accounts payable includes Ps. 848,181 corresponding to the leasing booked as "Loans".
(2) As of July 27, 2016, those companies are not considered as related parties due to the acquisition of Petrobras Argentina shares by Pampa Energía as described in Note 1.

The detail of significant transactions with related parties for the years ended December 31, 2016, 2015 and 2014 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
Year ended December 31, 2016:

Year ended December 31, 2015:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
Year ended December 31, 2014:

20. CONTRACTUAL OBLIGATIONS

As of December 31, 2016, the Company had the following contractual commitments:

Estimated maturity date
	Total	Less than one year	1-2 years	3-4 years	More than 5 years
Financial indebtedness(1)	3,485.4	294.5	3,190.9	-	-
Purchase obligations (2)	264.8	264.8	-	-	-
Other long term purchase obligations(3)	467.2	467.2	-	-	-
Financial leases(1)	1,187.0	164.9	237.8	237.8	546.5
Total	5,404.3	1,191.4	3,428.7	237.8	546.5
(1) Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 12.
(2)Corresponds to purchase of natural gas contracts for the processing of liquids.
(3) Corresponds to the payment related to the Technical Assistance Agreement with Pampa Energía. For further information, see Note 19.

Almost all the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2016 (US$ 1.00 = Ps. 15.89). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

Guarantees granted and goods of restricted availability

The Company has not granted any additional guarantees other than those set out in the remaining notes.

Regarding the existence of restricted assets, as mentioned in Note 16.b, on October 5, 2016, TGS received BONAR 2020 for an original face value of US $ 8,030,650.92 in compensation for the cancellation due on December 31, 2015 corresponding to the Propane for Networks Agreement.

Decree No. 704/2015 establishes a restriction on the transferability of such bonds to third parties until December 31, 2017. This restriction implies that up to 3% of the bonds received may be sold on a monthly basis, that amount cannot be exceeding 12% of this total amount (since the percentage is cumulative in case the allowed 3% is not sold in other month). In addition, a monthly information regime is stipulated.

In case of non-compliance with this reporting obligation, a fine of up to 1% of the market value of the bond balance will be applied. In case of breach with the limit of bonds that can be sold, the fine will be up to 10% of the market value of the bonds received. As of the date of issuance of these Consolidated Financial Statements, TGS is complying with all the commitments assumed.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
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

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 4,673 through the partial transfer of the credit that EGS has with TGS as a result of the sale of the Connection Gas Pipeline, which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

22. SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on March 7, 2017.

No subsequent events between the end of the fiscal year ended December 31, 2016 and the date of the issuance of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for those mentioned below:

Collection of Polisur sinister

On November 3, 2015, Polisur (the only customer to whom ethane is sold) suffered a sinister at its plant located in the petrochemical complex of Bahia Blanca, Buenos Aires Province, which brought operational and commercial limitations for the processing of ethane delivered by TGS, affecting the income of the Company.

For this reason, TGS initiated proceedings with its insurance company in order to claim, under the coverage of loss of contingent benefit provided in the policies of all operational risk, the corresponding compensation for the economic loss derived from said circumstance. Finally, in January 2017, this claim was accepted by the insurer company, and the compensation was settled for a total amount of US$ 6.9 million on January 31, 2017.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2016 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)
Tariff Increase and Integral Renegotiation Agreement

On March 30, 2017, the National Government and TGS signed the 2017 Transitional Agreement. On the same day and in the same sense as agreed in the 2017 Transitional Agreement, ENARGAS issued Resolution 4362 by which:

●
The RTI process is approved, which will culminate in the signing of the integral agreement, carried out within the framework of Ministry of Energy. From this RTI, a new tariff schedule was set. However, according to the provisions of Resolution 74, the Ministry of Energy provides for a limitation to the tariff increase arising from the RTI process. Accordingly, a new transitional tariff schedule in force as of April 1, 2017, which implies a rate increase of 64.2%, is approved, but none increases for the CAU were approved at this stage.

Resolution 74 provides that the remaining tariff increases resulting from the RTI will be granted as from December 1, 2017 (40% of the total increase) and April 1, 2018 (30% of the total increase). According to said resolution, the ENARGAS should consider the corresponding financial impact of the delay in the implementation of the tariff increase.

●
In addition, Resolution 4362 obliged TGS for the execution of the Five-Years Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Years Plan shall be for the period from April 1, 2017 to March 31, 2022.

●
A non-automatic six-month adjustment mechanism for the natural gas transportation tariff was approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the Wholesale Price Index (“WPI”) published by INDEC will be considered.

●
The 2017 Transitional Agreement provides for the inability to pay dividends without the prior authorization of ENARGAS until the final tariff schedule will be in force or the 2017 Integral Renegotiation Agreement was ratified by the Executive Branch.

In addition to the conclusion of the 2017 Transitional Agreement, we have signed the 2017 Integral Renegotiation Agreement, which will conclude the RTI process and the renegotiation of our License. This integral renegotiation agreement is pending approval by the Ministry of Energy, MH, The Office of the Attorney for the National Treasury, The General Office of the Comptroller and the Argentine Congress. Once these governmental approvals are obtained, the Executive Branch must issue a decree to put into effect.

Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

As it is mentioned in note 18.b above, TGS has received new tax settlements from the Tax Bureau of the Province of Tierra del Fuego.

In this regard, on April 18, 2017, the Company entered into an agreement with the Province of Tierra del Fuego for the payment of Ps. 110.1 million corresponding to the settlement of the turnover tax for the period January 2013 to September 2016.

23. INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 of the CNV, TGS informs that by March 7, 2017, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2396 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.