Form 20-F
period 2017-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2018-04-16
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2017

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

Leandro Pérez Castaño
(54-11)-4865-9077
inversores@tgs.com.ar
(Name, telephone, email and/or facsimile number of our contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (“ADS”), representing Class “B” Shares	New York Stock Exchange
Class “B” Shares, par value 1 peso per share	New York Stock Exchange*

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

Class “A” Shares, par value Ps. 1 each	405,192,594
Class “B” Shares, par value Ps. 1 each	389,302,689
794,495,283

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b–2 of the Securities Exchange Act of 1934.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ___

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

Yes	☐	No	☒

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report on Form 20-F (“Annual Report”), unless otherwise indicated or the context requires otherwise: (i) references to “we,” “us,” “our” and the “Company” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiaries, Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), (ii) references to “Argentina” are to the Republic of Argentina, (iii) references to the “United States” or “U.S.” are to the United States of America, (iv) references to “pesos” or “Ps.” are to Argentine pesos, the legal currency of Argentina, (v) references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the legal currency of the United States, (vi) a “billion” is a thousand million, (vii) references to “cf” are to cubic feet, (viii) references to “MMcf” are to millions of cubic feet, (ix) references to “Bcf” are to billions of cubic feet, (x) references to “m3” are to cubic meters, (xi) references to “d” are to days and (xii) references to “HP” are to horsepower.

Financial Statements

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in Argentine pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2017 and 2016, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the three years in the period ended December 31, 2017 (our “Financial Statements”), all of which are stated in Argentine pesos. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as in effect on the date of preparation of the Financial Statements. IFRS have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution N° 622/2013 (as amended by General Resolution N° 668/2016 and as further amended, the “CNV Rules”).

Our consolidated statement of financial position as of December 31, 2016, and our consolidated statements of comprehensive income, changes in equity and cash flows, for each of the two years in the period ended December 31, 2016 were audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, whose report dated April 13, 2018 is included in this Annual Report.

Our consolidated statement of financial position as of December 31, 2017, and our consolidated statements of comprehensive income, changes in equity and cash flows, for the year then ended were jointly audited by PwC and Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Ltd. (“EY”). The joint report of PwC and EY, dated April 13, 2018, is included in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in their reports appearing herein.

We have determined that, as of the date of this Annual Report, the Argentine peso does not qualify as a currency of a hyperinflationary economy according to the guidelines of IAS 29, Financial Reporting in Hyperinflationary Economies, whereby financial information recorded in a hyperinflationary currency is adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our Financial Statements included herein were not restated in constant currency. For more information, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Consideration of the effects of inflation.” Notwithstanding the above, in recent years, certain macroeconomic variables affecting our business, such as the cost of labor, the exchange rate of the Argentine peso to the U.S. dollar and prices of inputs and services necessary to run our business that are denominated in pesos, have experienced significant annual changes, which, although they have not surpassed the levels established in the IAS 29 guidelines to qualify as a currency of a hyperinflationary economy, are significant and should be considered in the assessment and interpretation of our reported financial performance. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina.” Argentine inflation could therefore affect the comparability of the different periods presented herein.

i

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2017, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina S.A. (“Banco Nación”), without any independent verification by us. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

Rounding

Certain figures included in this Annual Report have been rounded for ease of presentation. Percentage figures included in this Annual Report  have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute estimates and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended. These estimates and forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “goal” “intend,” “may,” “plan” “potential,” “predict,” “projection,” “should,” “will,” “will likely result,” “would”   or other similar words. These estimates and statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations, and those of our officers, with respect to (among other things) our business, financial condition and results of operations. Our estimates and forward-looking statements are based mainly on current expectations and estimates of future events and trends, which affect, or may affect, our business, financial condition and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are based on information available to us as of the date of this Annual Report.

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

•
statements regarding expected future political developments in Argentina and expected future developments regarding the license granted to us by the Argentine government (the “Government”) to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the renegotiation process of the License with the Government, including, primarily, the adoption of a new revised scheme of tariffs, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”), the legal framework established by the Ministry of Energy and Mining (“Ministry of Energy”) (formerly known as the Federal Energy Bureau (“Federal Energy Bureau”)), and any other applicable governmental authority that may affect us and our business;

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

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•
risks and uncertainties resulting from past Government regulations that affected our business or financial condition or results of operations, such as (i) the prohibition on tariff increases related to our natural gas transportation segment, (ii) restrictions on payments abroad and exchange controls, (iii) the Public Emergency Law No. 25,561 (“Public Emergency Law”) enacted by the Government in January 2002, which among others, ended the U.S. dollar-peso parity and resulted in the amendment of the Convertibility Law No. 23,928 and Decree No. 529/01 (collectively, “Convertibility Law”);

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

•	risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

•	risks and uncertainties resulting from the prospect of additional Government regulation or other Government involvement in our business;

•	developments in legal and administrative proceedings involving us and our affiliates;

•	changes to, or revocation of, our License; and

•
risks and uncertainties impacting us as a whole, including changes in general economic conditions, changes in Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us.

These estimates and forward-looking statements speak only as of the date of this Annual Report and we do not undertake any obligation to update any forward-looking statement or other information contained in this Annual Report to reflect events or circumstances occurring after the date of this Annual Report or to reflect the occurrence of unanticipated events. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of those factors, nor can we assess the impact of all such factors on our business, operations or financial condition, or the extent to which any factors, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. In light of the risks and uncertainties described above, the events referred to in the estimates and forward-looking statements included in this Annual Report may or may not occur, and our business performance, financial condition and results of operations may differ materially from those expressed in our estimates and forward-looking statements, due to factors that include but are not limited to those mentioned above. Investors are warned not to place undue reliance on any estimates or forward-looking statements in making any investment decision.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements. This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of pesos)(1)
Consolidated Statement of Comprehensive Income Data:
Revenues from sales	12,246,664	7,402,172	4,226,569	4,303,971	2,864,986
Gas transportation net revenues	4,559,739	2,087,191	1,013,998	744,089	661,023
Liquids production and commercialization net revenues	6,875,241	4,768,326	2,907,770	3,243,299	2,065,321
Other services (midstream and telecommunications) net revenues	811,684	546,655	304,801	316,583	138,642
Operating profit	4,716,066	2,231,821	688,247	932,514	706,632
Net financial results	(567,960)	(813,361)	(974,163)	(765,650)	(532,729)
Net income (loss) before income tax	4,148,296	1,419,982	(285,662)	169,754	173,387
Net income and total comprehensive income / (loss) for the year	2,793,266	930,678	(172,109)	104,988	107,506
Net income and total comprehensive income / (loss) for the year attributable to:
Owners of the Company	2,793,263	930,675	(172,109)	104,983	107,504
Non-controlling interest	3	3	-	5	2
Per Share Data:(2)
Net income / (loss) per share	3.52	1.17	(0.22)	0.13	0.14
Net income / (loss) per ADS	17.58	5.86	(1.08)	0.66	0.68

(1)	Except per share and per ADS amounts or as otherwise indicated.
(2)	Net income (loss) per share and ADS under IFRS has been calculated using the weighted average shares outstanding. Each ADS represents five shares.

	As of December 31,
	2017	2016	2015	2014	2013
	(in thousands of pesos)(1)
Consolidated Statement of Financial Position Data:
Total current assets	7,153,312	3,347,071	2,230,219	1,958,963	1,803,063
Property, plant and equipment, net	6,480,361	5,333,344	4,219,520	4,082,071	3,966,908
Total non-current assets	6,513,588	5,584,261	4,416,358	4,215,457	4,269,847
Total assets	13,666,900	8,931,332	6,646,577	6,174,420	6,072,910
Total current liabilities	4,605,941	1,902,948	1,320,581	1,251,754	1,347,734
Total non-current liabilities	3,741,319	4,502,006	3,630,562	3,055,123	2,702,094
Total liabilities	8,347,260	6,404,954	4,951,143	4,306,877	4,049,828
Non-controlling interest	8	9	6	6	3
Shareholders’ equity	5,319,640	2,526,378	1,695,434	1,867,543	2,023,082
Other Data:
Common stock (nominal value)	794,495	794,495	794,495	794,495	794,495
Additions to property, plant and equipment	1,513,251	1,407,823	407,323	373,390	265,685
Depreciation	358,420	286,798	261,393	254,311	242,917
Number of outstanding shares	794,495,283	794,495,283	794,495,283	794,495,283	794,495,283

(1)	Except number of outstanding shares or as otherwise indicated.
Dividends
A summary of the dividends declared during the five most recent fiscal years is set forth below:

Dividends declared
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps. per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2013	-	-	-	-	-
2014(3)	260.5	30.5	0.328	0.038	0.192
2015	-	-	-	-	-
2016(4)	99.7	7.1	0.125	0.009	0.045
2017	-	-	-	-	-
2018	-	-	-	-	-

(1)	Stated in Ps. as of the payment date.
(2)
Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date, except that the amount of the dividends declared but unpaid as of December 31, 2014 was translated from pesos at the selling exchange rate at such date.

(3)
Our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 260.5 million at the General Annual Shareholders’ Meeting held on April 30, 2014, such reserve was fully released by the Board of Directors at the meeting held on November 26, 2014, which approved cash dividend payments equal to such reserve amount in the aggregate.

(4)
Our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 99.7 million at the General Annual Shareholders’ Meeting held on April 23, 2015, such reserve was fully released by the Board of Directors at the meeting held on January 13, 2016, which approved cash dividend payments equal to such reserve amount in the aggregate.

According to Argentina’s Law No. 19,550, as amended (“General Companies Law”), dividends may be lawfully declared and paid only out of retained earnings reflected in the financial statements that have been approved by shareholders, if losses for prior fiscal years have been absorbed, if the applicable payment has been expressly approved by our shareholders and applicable legal reserves have been created, as described below.

To that effect, every year the Board of Directors must submit our financial statements for the immediately preceding fiscal year, together with reports thereon by our statutory committee (“Statutory Committee”), for the consideration and approval of the shareholders at the General Annual Shareholders’ Meeting which must be held every year to approve our financial statements and determine the allocation of net income for such year. In the case of listed companies, such as us, this meeting must take place before the end of April. Pursuant to the General Companies Law, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “Common stock nominal value” plus (ii) “Inflation adjustment to common stock,” as shown on our consolidated statement of changes in equity (“Adjusted Common Stock Nominal Value”). If there are any losses pending to be absorbed from prior fiscal years, such 5% should be calculated on any excess of the net income over such losses, if any. If the amount allocated for the Legal Reserve is reduced we must restore it before making any dividend payment. The Legal Reserve is not available for distribution as a dividend.

Pursuant to our articles of association (“By-laws”), after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the participation in earnings of employee profit-sharing certificates. The balance of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. The dividend must be paid within ten business days from the date of declaration. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

The General Annual Shareholders’ Meeting held on April 20, 2016 approved the creation of a new voluntary reserve for capital expenditures of Ps. 2.9 million. Our financial statements for the year ended December 31, 2015 showed a comprehensive loss.

The General Annual Shareholders’ Meeting held on April 26, 2017 (the “2017 Shareholders’ Meeting”) approved the creation of a voluntary reserve for a future dividend payments in an aggregate amount of Ps. 912.0 million, which has not been released.

The General Annual Shareholders’ Meeting held on April 10, 2018 (the “2018 Shareholders’ Meeting”) approved the increase of the voluntary reserve for a future dividend payments created in the 2017 Shareholders’ Meeting to an aggregate amount of Ps. 3,705.3 million, which may be applied when our Board of Directors deems appropriate at any time before the General Annual Shareholders’ Meeting that approve the financial statements for the fiscal year 2018. Under the General Companies Law, the purpose of any voluntary reserve cannot be changed without the prior approval of the shareholders. The 2018 Shareholders’ Meeting did not allocate any portion of our net income to the Legal Reserve because as of the date of this Annual Report it is fully funded.

Further, our ability to make dividend payments may be limited by covenants in our existing debt instruments or in debt instruments we enter into in the future, and by our subsidiaries’ ability to generate income and cash flows to pay dividends to us. Under our current debt instruments we may pay dividends as long as (i) no default exists under our debt obligations and (ii) immediately after giving effect to such dividend payment, (a) the consolidated coverage ratio (the ratio of our consolidated adjusted EBITDA to our consolidated interest expense (each as defined in the indenture for the 2014 Notes (as defined herein)) would be greater than or equal to 2.0:1; and (b) the consolidated leverage ratio (the ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA (each as defined in the indenture for the 2014 Notes)) would be less than or equal to 3.75:1. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

Under the General Companies Law, during a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of our Statutory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the General Companies Law and the By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class “B” shares, par value Ps. 1 each (the “Class B Shares”), on the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos (“BYMA”)) and, as a result, would likely affect the market price of our ADS on the New York Stock Exchange (“NYSE”) as well. In addition, such fluctuations will affect the U.S. dollar equivalent of peso amounts included in this Annual Report.

Historically, Argentina has been subject to several restrictions imposed on the foreign exchange market. On December 17, 2015, the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or the “BCRA”) issued Communication “A” 5850, which introduced several changes to the then existing foreign exchange control regime. For additional information, see “Item 10. Additional Information—D. Exchange Controls.”

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2017	17.6500	17.3050	17.4762	17.3050
December 2017	19.2000	17.2300	17.7342	18.6490
January 2018	19.6500	18.4100	19.0380	19.6500
February 2018	20.2000	19.3800	19.8331	20.1100
March 2018	20.4100	20.1490	20.2422	20.1490
April 2018 (through April 12, 2018)	20.2100	20.1600	20.1853	20.2100

Year ended December 31,
2013	6.5210	4.9250	5.4859	6.5210
2014	8.5570	6.5450	8.1195	8.5510
2015	13.4000	8.5550	9.2485	13.0400
2016	16.0300	13.2000	14.7807	15.8900
2017	19.2000	15.1900	16.5717	18.6490

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the exchange rate reported by Banco Nación on December 31, 2017. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 12, 2018, the reported selling exchange rate per U.S.$1.00 was Ps. 20.2100.

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (48.8% of our total consolidated revenues from sales for the year ended December 31, 2017), most of our capital expenditures, all of our loans and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina and our functional currency is the peso.

If we pay any dividends on our shares in pesos, as a result, currency fluctuations would also affect the U.S. dollar amounts received by holders of our American Depositary Shares (“ADSs”) on conversion (by us or by The Bank of New York Mellon (the “Depositary”), pursuant to the deposit agreement for the issuance of the ADSs entered into between the Depositary and us) of the cash dividends paid in pesos on the underlying Class B Shares. Fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the peso price of our shares on the BYMA and, as a result, can also affect the market price of the ADSs.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risks and uncertainties, and any other information appearing elsewhere in this Annual Report. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us. Additional risks and uncertainties, including those generally affecting Argentina and the industry in which we operate, risks and uncertainties that we currently consider immaterial or risks and uncertainties generally applicable to similar companies in Argentina may also impair our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in “Cautionary Statement Regarding Forward-Looking Statements” above.

Risks Relating to Argentina

Overview

We are a stock corporation with limited liability, or sociedad anónima, incorporated and organized under the laws of Argentina. A significant portion of our revenues (48.8% of our total consolidated revenues from sales for the year ended December 31, 2017), most of our capital expenditures, all of our liabilities and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina and our functional currency is the peso. Accordingly, our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids.

Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina.

Argentina is an emerging market economy, and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results which can stem from many factors, including the following:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls;

•	regulations to import equipment and other necessities relevant for operations;

•	changes in governmental economic or tax policies; and

•	political and social tensions.

Any of these factors, as well as volatility in the capital markets, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.
Economic volatility in Argentina in recent decades has adversely affected and may continue to adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Our business and financial results depend to a significant degree on macroeconomic, political, regulatory and social conditions in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding tariffs, spending and investment, and other regulatory initiatives increasing government involvement with economic activity; international conflicts; civil unrest; and insecurity concerns.

Beginning in 2001, Argentina went through a period of severe political, economic and social crisis. The crisis resulted in Argentina defaulting on its foreign debt obligations in 2002, introducing emergency measures and numerous changes in economic policies that affected utilities and many other sectors of the economy, and suffering a significant real devaluation of the peso. Many private sector companies with foreign currency exposure, including us, defaulted on their outstanding debts. Since that crisis, Argentina has substantially increased its real gross domestic product (“GDP”). However, after the 2008 global financial crisis, the Argentine economy suffered a slowdown attributable to local and external factors, including an extended drought affecting agricultural activities and the effects of the global financial crisis. According to data published by Instituto Nacional de Estadísticas y Censos (the National Statistics and Census Institute, or “INDEC”), growth in real GDP resumed in 2011, with the Argentine GDP increasing 6.1% in 2011, decreasing by 1.1% in 2012 and 2.3% in 2013. For the year 2014, Argentina GDP experienced a decrease of 2.6%. During 2015, economic activity recovered slightly, as real GDP grew 2.6% during the year. In 2016, however, GDP decreased by 2.3%. Meanwhile, in the fourth quarter of 2017, GDP grew 3.9% compared with the same period of 2016, and accumulated an increase of 2.9% in 2017.

In addition, since 2007, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, salaries and food prices, among other indicators. Inflation in Argentina has contributed to a material increase in our operating costs, in particular labor costs, and negatively affected our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.”

In addition, other factors could adversely harm economic growth and future inflow of capitals necessary to support further economic growth in Argentina, such as:

•	public debt continues to increase as a percentage of GDP, long-term credit is scarce and international financing remains limited;

•	increasing public expenditures could result in fiscal deficits;

•	the political difficulties associated with reducing the burden on businesses of taxes and social contributions, which make costs of production in Argentina higher than those in the rest of the region;

•	the lack of necessary investments to develop oil and gas reserves and increase the production of natural gas and oil necessary to accompany the increase in economic activity;

•	the obstacles to reducing inflation, which in the past undermined Argentina’s economy and the capacity of the Government to create conditions for economic growth; and

•	the increased distrust of business and political classes in Argentina, caused in part by measures taken in the past.

Volatility in the Argentine economy and the measures taken by the Government have had and are expected to continue to have a significant impact on us. As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Government that are designed to achieve these goals are not successful. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, financial condition and results of operations.

The impact of reforms and measures taken by the Government to reactivate the economy is uncertain.

Presidential, state and congressional elections in Argentina took place on October 25, 2015, and a runoff election (ballotage) between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri (from the Cambiemos coalition) being elected President of Argentina. The current administration assumed office on December 10, 2015.

On October 22, 2017, mid-term legislative elections were held at the federal and provincial government levels. Macri’s Cambiemos alliance obtained the most votes in the City of Buenos Aires, and in the provinces of Buenos Aires, Chaco, Córdoba, Corrientes, Entre Ríos, Jujuy, La Rioja, Mendoza, Neuquén, Salta, Santa Cruz and Santa Fe. As a result, as of December 10, 2017, Cambiemos increased its representation in the Congress by nine senators (holding in the aggregate 24 of a total of 72 seats in the Senate) and by 21 members of the Chamber of Deputies (holding in the aggregate 108 of a total of 257 seats in such Chamber).

Since assuming office, the current administration announced and executed several significant economic and policy reforms, including, among others:

•
Reforms in the energy system and tariff increase. Pursuant to Decree No. 134/2015, Macri administration, declared a state of emergency with respect to the national electricity system, effective until December 31, 2017. In order to reassess the then-current subsidy policy, the Ministry of Energy issued Resolution No. 28/2016 ( “Resolution 28”) and Resolution No. 31/2016 ( “Resolution 31”), pursuant to which it fixed the prices of natural gas at the supply point (“PIST”) and the tariffs of distribution and transportation of natural gas that will reach residential and commercial users throughout the country, as well as to the supply of compressed natural gas (“CNG”) to service stations and electricity generating plants and instructed ENARGAS to carry out an integral tariff review (“RTI”) process, to determine the tariffs of distribution and transportation of natural gas applicable throughout the country. The RTI concluded on March 27, 2018, and a new tariff schedule applicable to the transportation and distribution of natural gas has been published and will be in effect during the five-year period from April 2017 to March 2022.

•
INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to consumer price index (“CPI”), GDP, poverty and foreign trade data, the current administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. From this declaration, the INDEC interrupted the publication of statistical information until the reorganization of its technical and administrative structure was completed. In 2016, the INDEC implemented certain methodological reforms and adjusted macroeconomic statistics based on these reforms. For additional information see “—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.”

•
Foreign exchange reforms. In the past, through a series of exchange and tax regulations, the national government significantly limited the access of both entities and individuals to the foreign exchange market. When the Macri administration took office on December 10, 2015, they announced important changes in the existing exchange regulations, with the main objective of diminishing the different restrictions imposed on the exchange market in recent years, which were gradually eliminated over the recent years. For additional information see “Item 10. Additional Information—D. Exchange Controls.”

•
Tax reform. On December 27, 2017, the Argentine executive branch (Poder Ejecutivo Nacional, the “Executive Branch”) enacted Decree No. 1,112/2017 which introduced many changes to the tax regime in accordance with Law No. 27,430 issued by the National congress. The reforms intended to eliminate certain existing complexities and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance. The reforms will gradually come into effect over the next five years. The reforms form part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit) and employment, and diminish poverty on a sustainable basis.

•
Fiscal consensus. On December 22, 2017, the Chamber of Deputies passed into law the Fiscal Agreement (Ley de Consenso Fiscal, the “Pacto Fiscal”), also known as the Fiscal Consensus (Consenso Fiscal). This law was based on an agreement signed on November 16, 2017 between the Government and representatives from 23 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over the next five years, a waiver of lawsuits against the Government and a Ps.21,000 million payment to the province of Buenos Aires for the year 2018 (which will increase over the next five years) as a partial and progressive solution to the conflict related to the Buenos Aires Metropolitan Area Fund (Fondo del Conurbano Bonaerense). The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri Administration in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (“Ley de Responsabilidad Fiscal”). The Argentine national budget for the year 2018 is projected at a fiscal deficit of 3.2% of the GDP.

•
Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The current administration eliminated export duties on wheat, corn, beef, mining, oil, and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was also eliminated. With respect to payments for imports of goods and services to be performed abroad, the current administration eliminated the restrictions on access to the MULC. Importers were offered short‑term debt securities issued by Argentina to be used to repay outstanding commercial debt for the import of goods. In addition, the import system was modified by the replacement of the Declaraciones Juradas Anticipadas de Importación system with a new import procedure that requires certain filings and import licenses for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts), which, unlike the previous system, does not contemplate discretionary federal government approval of payments for the import of products through the MULC. By Decree No. 893/2017, published in the Official Gazette on November 2, 2017, the Government repealed article 1 of Decree No. 2581/1964, article 10 of Decree No. 1555/1986 and Decree No. 1638/2001. This action eliminated the obligation of Argentine exporters to repatriate and settle for pesos in the MULC foreign currency proceeds derived from the export of goods. On January 2, 2017, the Government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. In addition, importers were offered short-term debt securities issued by the Government to repay outstanding commercial debt for the import of goods.

•
Correction of monetary imbalances. The current administration announced the adoption of an inflation targeting policy in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. Since January 2017, the Central Bank started to use the seven-day repo reference rate as the anchor of its inflation targeting policy. Short-term notes issued by the Central Bank would be used to manage liquidity. On December 28, 2017, the Central Bank announced its inflation targets for 2018, 2019 and 2020. The inflation target for 2018 is 15%, an increase from the Central Bank’s previous target range of 8%-12% for the same year. Inflation targets for 2019 and 2020 are 10% and 5%, respectively.

•
Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On March 1, 2018, the Corporate Criminal Liability Law came into effect, providing for the criminal liability of corporate entities for offenses against the public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this law may be subject to various sanctions, including, among others, fines from two to five times the undue benefit obtained or that could have been obtained and the partial or total suspension of activities for up to ten years. In addition, this law extended the criminal liability under the Argentine Criminal Code to actions committed outside Argentina by Argentine citizens or companies domiciled in Argentina.

•
Bill for the development of the capital market of Argentina. On November 13, 2017, the Executive Branch presented to Congress a bill that aims to develop capital market in Argentina. The bill provides for the modification and updating of the Capital Markets Law of Argentina, the Law of Mutual Funds and the Negotiable Obligations Law, among others. Also, the bill provides for the modification of certain tax provisions, regulations related to derivative instruments and the program for the promotion of financial inclusion. The bill was initially approved by the Chamber of Deputies on November 2017, and was approved with by the Senate on March 21, 2018, subject to certain amendments. The bill is under review by the Chamber of Deputies for its definitive approval.

•
Project to amend the labor system. The Macri administration published a project to amend the labor system. The project’s main purpose is to improve the efficiency and productivity of different productive sectors, increase employment, attract investment and reduce employment costs. This project is expected to be considered by Congress in 2018.

•
Pension Reform Law (Ley de Reforma Previsional). On December 28, 2017, Congress passed the Pension Reform Law, with the goal of improving the sustainability and predictability of Argentina’s pension program, while still protecting the most vulnerable persons. To that effect, the Pension Reform Law modified the basic formula for the periodic adjustment of retirements, pensions and the Universal Child Allowance (Asignación Universal por Hijo).

The Pension Reform Law also modified Section 252 of the Labor Law No. 20,744 by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings (compared to age 65 under the prior regimen). Public sector employees are excluded from the foregoing provision.

•
Tax on financial transactions (impuesto al cheque). On December 27, 2017, the Congress extended the tax on financial transactions through 2022, and earmarked amounts collected for the Argentine Integrated Pension System.

As of the date of this Annual Report, the impact that the aforementioned measures will have on the Argentine economy as a whole cannot be predicted. We cannot predict how the current administration will address certain political and economic issues that were central during the Presidential election campaign, such as the financing of public expenditure and public service subsidies, or the impact that any measures related to these issues that are implemented by the current administration will have on the Argentine economy as a whole. The inability of the current administration to properly implement measures as a result of lack of political support may adversely affect the Argentine economy and financial condition and, as a consequence, our business, financial condition or results of operations.

High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Pursuant to Argentine law, the INDEC is the only institution in Argentina entitled to publish official nationwide statistics. In addition, inflation has undermined the Argentine economy and the Government’s ability to stimulate economic growth. In the past, there have been concerns regarding the accuracy of the INDEC statistics. In 2007, the INDEC changed the way it calculated inflation statistics such as CPI and wholesale price index (“WPI”). Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Government intended to curb the increase of inflation. In addition, the International Monetary Fund (“IMF”) requested several times that Argentina clarify the information on inflation rates published by INDEC.

Despite consultations between the Government and the IMF regarding the reliability of the INDEC’s statistics, in February 2013, the IMF Executive Board issued a declaration of censorship on Argentina in connection with the breach of its obligations to provide information to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

On February 13, 2014, the INDEC released a new inflation index (the “IPCNu”) that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Notwithstanding, concerns regarding statistics in Argentina remained until January 8, 2016 when Decree No. 55/2016 and the declaration of a state of administrative emergency in the national statistical system and in the INDEC, until December 31, 2016, was issued. Following this declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized.

In addition, on June 29, 2016, the INDEC published recalculated historical GDP data, modifying the previously released data.  Following the publication of revised data, on November 9, 2016, the Executive Board of the IMF concluded consultation with, and lifted its censorship on, Argentina.

According to inflation data published by the INDEC, in 2013 and 2014, the CPI increased 10.9% and 23.9%, respectively. In 2013 and 2014, the WPI increased 14.7% and 28.3%, respectively, and further increased 10.6% in the ten-month period ended October 31, 2015. INDEC discontinued the publication of data from November 2015 through May 2016 following the declaration of a state of administrative emergency in the national statistical system.

As of the date of this Annual Report, however, the increase in CPI for the first four months of 2016 was not published and there have been no indications from the INDEC or any other government agency as to the timeline for their publication. During that period, the INDEC released alternative CPI figures based on data published by the Province of San Luis and the City of Buenos Aires. These indexes reflected an increase in CPI of 31.6% and 26.9%, respectively, for 2015. For the first four months of 2016, these same alternative indexes showed an increase 13.9% and 19.2%, respectively.

In June 2016, the INDEC resumed publication of monthly data.  The reported increase in CPI for the period from May through December 2016 was 16.9%. For the year 2017, CPI registered an increase of 24.8%. The WPI for the years 2016 and 2017 increased by 34.5% and 18.8%, respectively, according to information published by the INDEC.

Notwithstanding measures taken by the INDEC to address appropriate inflation statistics, some private economists estimate significantly higher inflation rates than those published by the INDEC for the period from 2007 to 2015. The uncertainty relating to the inaccuracy of the economic indexes and rates may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets, which could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

High inflation rates affect Argentina’s foreign competitiveness, social and economic inequality, negatively impact employment, consumption and the level of economic activity and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit. Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the Government measures to control inflation that are adopted, or that may be adopted in the future, may have. Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations.

IAS 29 “Financial reporting in hyperinflationary economies” (“IAS 29”) requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measure at the reporting date of the reporting period. Although the current rate of inflation does not rise to the level required for Argentina to be considered a hyperinflationary economy under IAS 29, if inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy according to the guidelines in IAS 29, in which case our Financial Statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact this would have on our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

After several years of moderate fluctuation in the exchange rate, on December 17, 2015, Macri’s administration implemented certain measures including the lifting of most of foreign exchange controls. As a result, the official exchange rate published by Banco Nación increased from Ps. 9.83 per U.S. dollar on December 16, 2015 to Ps. 13.95 per U.S. dollar on December 17, 2015. After these measures were taken, the value of the Argentine peso could freely fluctuate against the U.S. dollar. The period end exchange rate published by Banco Nación for the years 2016 and 2017 was Ps.15.8900 and Ps.18.6490 per U.S.$1.00, respectively. Therefore, we are unable to predict the future value of the peso against the U.S. dollar and how any fluctuations may affect the costs that we incur in conducting our business.

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

As of March 31, 2018, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was U.S.$232.5 million.

Government intervention in the Argentine economy could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

Prior to the Macri administration, the Government increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. Although Macri’s administration has reversed some of these measures, there is no guarantee that this trend will continue.

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

For additional information, regarding rules and regulations that govern our relationship with FGS see “Item 7. Major Shareholders and Related Party Transactions.”

In May 2012, Argentine Congress passed Law No. 26,741, which declared hydrocarbons self-sufficiency, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the necessary measures to achieve such goals. Law No. 26,741 expropriated 51% of the shares of YPF S.A. (“YPF”), formerly known as Repsol YPF S.A. (“Repsol YPF”). Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation and promote sustainable growth. For example, if we are not permitted to pass increases in the costs of our services and labor along to customers through the tariffs, which we charge due to the imposition of price controls, those costs could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. See “—Risks Relating to Our Business— Failure or delay in the implementation of anticipated tariff increases could have a material adverse effect in our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our natural gas transportation business segment.”

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

In 2012 and again in 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the Government. The Macri administration, however, is working on an amendment to the Capital Markets Law, which would, among other things, limit the scope of intervention by the CNV in public companies (See “Item 3. Key Information—D. Risk Factors— The impact of reforms and measures taken by the Government to reactivate the economy is uncertain— Bill for the development of the capital market of Argentina”).

A low growth and high inflation rates scenario is likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Government in regulatory matters and challenging conditions in the international economy. We can offer no assurance that policies implemented by the Government will not adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Argentina is an emerging market economy that is highly sensitive to local political developments which have had an adverse impact on the level of investment in Argentina and the access of Argentine companies to the international capital markets. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Even though the Macri administration took several measures that had the positive effect of lifting most exchange controls in Argentina, we cannot provide any assurance that we will be able to access foreign exchange markets or that these measures will not cause fluctuations in the value of the peso. The lifting of certain exchange controls and other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. For additional information on developments relating to exchange controls, see “Item 10 – Additional Information—D. Exchange Controls.”

The Argentine economy may be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

The economy in Brazil, one of the main import and export markets for Argentina, experienced rising negative pressure because of political uncertainty, including the removal from office of the President Dilma Rousseff and the fallout from the continuing investigation into the Lava Jato corruption scandal. After two years of retreat, in 2017 the Brazilian economy grew by 1%. Additionally, during 2017 the country continued to suffer a political and institutional crisis that included new requests for impeachment of President Temer and general strikes against the reforms imposed by the government. Argentine foreign trade is highly dependent on the Brazilian economy, thus a poor performance of Brazil’s economy could lead to the deterioration of Argentina’s trade balance. Additional Brazilian political and economic crises could negatively affect Argentine economy.

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

Additionally, a slowing of China’s GDP growth has led to a reduction in exports to this Asian country, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports have a material adverse effect on Argentina’s public finances due to a loss of tax on exports, causing an imbalance in the country’s exchange market.

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. On March 29, 2017, UK Prime Minister Theresa May triggered the Brexit process. As of the date of this Annual Report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum and the initiation of the Brexit process have caused, and are anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations. The United Kingdom’s general election on June 8, 2017 left the conservative party without a majority, increasing the uncertainty surrounding the Brexit and the chance to reach a deal with the European Union by 2019.

On November 8, 2016, Donald J. Trump was elected President of the United States and he took office in January 2017. President Trump has evidenced an inclination to consider greater restrictions on free trade and immigration. Changes in social, political, regulatory and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our operations. In addition, on February 5, 2018, Jerome H. Powell took the oath of office as Chairman of the Board of Governors of the Federal Reserve System, succeeding Janet L. Yellen. Mr. Powell has expressed its intention to continue with the policy of the Federal Reserve System to gradually raise interest rates as the economic conditions in the U.S. improve and adjust the strategy depending on how the economy performs. If the U.S. economy continues to be perceived as gaining momentum, the recent U.S. tax overhaul by the Trump administration, which slashed the corporate income tax rate and cut personal income tax rates, could cause an economy that may be nearing full capacity and prompt the Federal Reserve System to become more aggressive than anticipated in its course of interest rate hikes. The Trump administration recently issued tariffs on certain products altering the international trade environment, which combined with the increase in the U.S. reference interest rates has created additional volatility in the U.S. and the international markets.

On October 27, 2017, the regional government of Catalonia declared independence from Spain. In response to this declaration, the Spanish national government rejected the declaration and intervened, dissolving the regional parliament and convening new elections to elect new regional authorities. These conflicts in the European Union in general, and in Spain in particular, may have political, regulatory and economic implications on the international markets.

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

Certain economic policies of the former government administration in Argentina, including the relationship with the IMF and the foreign exchange restrictions, led in the past to a reduction in exports and foreign direct investments, to a decline in national tax revenues and to the inability to access international capital markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by the government in the future or by events in the economies of developed countries or in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Argentina’s past default and litigations with holdout bondholders may limit our ability to access international markets.

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors, summarized below, may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

After almost 15 years of litigation, and following the beginning of Mr. Macri’s administration, in February 2016 Argentina negotiated and reached settlement agreements with a significant portion of its holdout creditors.  As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal Laws No. 26,017 (known as “Ley Cerrojo”) and 26,984 (known as “Ley de Pago Soberano”), which prohibited Argentina from offering to the holdouts better conditions than those offered in the debt swaps of 2005 and 2010.. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to U.S.$12.5 billion to repay the holdouts. After issuing U.S.$16.5 billion of new bonds to international investors, on April 22, 2016 Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

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

In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina.

Past situations, such as the lawsuits with creditors that did not accept to the debt exchange, the claims before the ICSID, and the economic policy measures adopted by the Government or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Even financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

We are exposed to expropriations, nationalizations or similar risks.

Substantially all of our assets are located in Argentina. We are subject to political and economic uncertainties, including nationalizations, expropriations, the renegotiation or termination of our existing contracts, foreign exchange controls, exchange rate volatility, among others. We cannot ensure that any of these events will not occur and that any such event would not have an adverse effect on our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations

Risks Relating to Our Business

Failure or delay in the implementation of anticipated tariff increases could have a material adverse effect in our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our natural gas transportation business segment.

All of our net revenues from the natural gas transportation public service (which represented 37.2%, 28.2% and 24.0% of total net revenues during 2017, 2016 and 2015, respectively) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency Law, our tariffs were stated in U.S. dollars, adjusted on a semi-annual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation and public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 per U.S.$l.00 even if the peso was devaluating significantly against the U.S. dollar.

Consistent inflation in Argentina since 2002, without any corresponding increase in our natural gas transportation tariffs until recently, has adversely affected, and sustained inflation would continue to adversely affect, our natural gas transportation revenues, net revenues and financial condition.

In addition, since 2002, the peso has fluctuated in value and generally depreciated against the U.S. dollar, adversely affecting our results and financial position. In particular, because all of our debt is denominated in U.S. dollars significant devaluations of the peso may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

On March 30, 2017, ENARGAS issued Resolution No. 4362/2017 (“Resolution 4362”) which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate Access and Use Charge (“CAU”) increase of 37%. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. Pursuant to this resolution, we must also execute a capital expenditures program for a five-year period (from April 1, 2017 to March 31, 2022), which contemplates investments of Ps. 6,786.5 million (in nominal value at December 31, 2016, adjustable by the Wholesale Price Index (“WPI”)) to improve the operation and maintenance of the pipeline system (the “Five Year Plan”). If we do not execute the Five Year Plan in accordance with ENARGAS’s regulations, we will be subject to fines to be calculated on the value of the work pending execution.

In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff to reflect changes in WPI.

See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework” below for more information.

In the past, we have suffered from our inability to adjust our tariff increase, which implied the deterioration of our financial and economic condition. Our inability to bill the increases granted by ENARGAS, as it is stipulated in our License, in a timely manner, and to obtain future tariff adjustments in line with the increase in our costs could affect adversely our economic and financial condition. Moreover, the RTI process could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed. It is expected that the next tariff revision will take place in 2021 and will come into effect for the five-year period from April 1, 2022 to March 31, 2027.

Our operations are subject to extensive regulation.

The Argentine oil and gas industry is subject to extensive government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•
limitations on our ability to increase prices or to reflect the effects of higher domestic taxes, increases in operating costs or increases in international prices of natural gas and other hydrocarbon fuels and exchange rate fluctuations on our domestic prices;

•
in connection with the former and current incentive programs established by the Government for the oil and gas industry, such as the Natural Gas Additional Injection Stimulus Program and cash collection of balances with the Government;

•
legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for unconventional oil and gas hydrocarbons, which could increase our cost of doing business or cause delays and adversely affect our operations; and

•	the implementation or imposition of stricter quality requirements for hydrocarbon products in Argentina.

In recent years, the Government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Failure to maintain our relationships with labor unions may have an adverse effect on our business, financial condition, results of operations and prospects.

A significant portion of our workforce is represented by labor unions and the majority of our non-unionized employees have the same employment benefits as unionized employees. While we believe we have enjoyed satisfactory relationships with all of the labor organizations that represent our associates and we believe our relationships with labor organizations will continue to be satisfactory, labor-related disputes may still arise. In particular, labor lawsuits are common in the energy sector in Argentina, and industry wide organized actions by unionized employees in the industry, such as blockages in the access to facilities and route cuts have occurred in the past. We have suffered interruptions as a result of our employees joining such organized activities. We cannot assure you that future business interruptions resulting from strikes and other organized activities by our employees would not have a significant adverse effect on our business, financial condition, results of operations and prospects.

The collective bargaining agreements with our unions are valid for one year. Currently, we are in the process of negotiating the collective bargaining agreements that will be in effect from April 2018 to April 2019, but the status of these negotiations is uncertain.

However, we cannot assure you that we will not suffer business interruptions or strikes in the future as a result of collective actions by our employees. We have insurance that covers terrorism and organized actions against our assets, among others, for a total insured amount of U.S.$50,000,000 with a deductible per event of U.S.$500,000, but we cannot assure you that our insurance coverage will be sufficient to cover damages and losses caused by organized actions of our employees.

In addition, in the past, the Government has enacted laws and regulations forcing private companies to maintain certain wage levels and to provide additional benefits to their employees. We cannot assure you that in the future the Government will not increase wage or require additional benefits for workers or employees or that unions will not pressure the Government to demand such measures. All wage increases, as well as any additional benefits, could result in increased costs and adversely affect our results of operations.

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

If our License were revoked, we would be required to cease providing natural gas transportation services. The impact of a loss of our License on our business, financial condition and results of operations would be material and adverse. Additionally, certain changes to the License could result in a default under our outstanding debt instruments.

Our creditors may not be able to enforce their claims against us in Argentina.

We are a stock corporation with limited liability, or sociedad anónima, incorporated and organized under the laws of Argentina. Substantially all of our assets are located in Argentina.

Under Argentine law, foreign judgments may be enforced by Argentine courts; provided that the requirements of Articles 517 through 519 of the Federal Code of Civil and Commercial Procedure are met. Foreign judgments cannot violate principles of public policy (orden público) of Argentine law, as determined by Argentine courts. It is possible that an Argentine court would deem the enforcement of foreign judgments ordering us to make a payment in a foreign currency outside of Argentina to be contrary to Argentine public policy if at that time there are legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina. Although currently there are no legal restrictions prohibiting Argentine debtors from transferring foreign currency outside of Argentina to satisfy principal or interest payments on outstanding debt that has been previously reported to the BCRA, we cannot assure you that the Government or an Argentine court will not impose such restrictions in the future.

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

The Government’s strategies, measures and programs with respect to the natural gas transportation industry, could materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Since 1992 and after the privatization of several state companies until the economic crisis in 2002, the Government reduced its control over the industry. After the economic crisis in 2002 and until the Macri administration took office, the Government increased its role in the energy sector implementing a strict regulation and increasing its intervention. Intervention included the expansion of our pipeline and the interruption of natural gas firm transportation services (including the diversion of natural gas supply from our liquids processing plant located at General Cerri Complex, in the Province of Buenos Aires (“Cerri Complex”)).

Since 2002, the natural gas industry has experienced a sharp increase in demand, while the supply of natural gas has not been sufficient to meet this increased demand. Accordingly, the Government imposed certain restrictions.

Specifically, natural gas distribution companies, including the Company. were prohibited from passing through price increases to consumers. Producers of natural gas, therefore, had difficulty implementing wellhead natural gas price adjustments that would increase the costs of distribution companies, which caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production was not sufficient to meet the increasing demand. Likewise, the lack (until 2016) of tariff adjustments for natural gas transportation companies caused transportation companies to suffer a decrease in their profitability.

In light of these events, the Government implemented a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs included, among others, the expansion of our pipeline, through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). For more information on the pipeline expansions, please see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansion.” Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future, or even present, expansion projects will not have such adverse effects.

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

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions in recent years, we cannot assure you that similar interruptions will not materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. As of the date of this Annual Report there are some unresolved disputes with one of our clients (Profertil S.A.), in respect of service interruptions between 2007 and 2013. In that action N° 306/2009 ENARGAS ruled in our favor finding that there was a shortage in the supply of natural gas. However, we cannot assure you that future interruptions of supply to our firm natural gas transportation clients will not lead to further legal action, which could have a significant adverse effect on our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

A significant portion of our revenues is generated under Liquids and natural gas transportation contracts that must be renegotiated and/or extended periodically.

In 2017, 80.7% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2017, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 10 years; our long-term firm natural gas transportation contracts with our top five costumers had a remaining weighted average life of approximately 7 years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

•	Argentine natural gas transportation regulations;

•	international oil and gas prices;

•	timing, volume and location of new market demand;

•	competition from alternative energy sources;

•	supply and price of natural gas in Argentina;

•	demand for natural gas in the markets we serve; and

•	availability and competitiveness of alternative gas transportation infrastructure in the markets we serve.

Additionally, most of our transportation contracts include a clause allowing for the termination of the relevant contract before the expiration of its term by any of the parties, in case of (i) breach of the other party, or (ii) an extended event of force majeure.

If we are unable to renew, extend and/or replace these contracts, if we renew them on less favorable terms, or if any such contract is terminated before the expiration of its term, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations may be negatively affected.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed transportation capacity, we could be unable to make such expenditures due to the lack of financing.

Resolution 4362 states that we must execute the Five-Year Plan involving capital expenditures of Ps. 6,786.5 million (in nominal value at December 31, 2016 adjustable by WPI) for the period from April 2017 to March 2022.

A natural gas transportation service is an activity involving the investment of significant amounts of capital expenditures in order to improve the operation and maintenance of the pipeline system. Incremental capital expenditures may be required to fund maintenance of our pipeline system and operating performance and improve the capabilities of it. Furthermore, capital expenditures will be required to finance the cost of our current and future expansion of our transportation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business and the results of our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. Our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Argentina’s past default and litigations with holdout bondholders may limit our ability to access international markets.”

Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. Despite the fact that Argentina’s natural gas reserves are declining, in 2015 and 2016  the volume of natural gas that has been produced from the Neuquén Basin has increased.  Although production volume increased in recent years, it had previously decreased between 2009 and 2013 and it is possible that natural gas production will again decrease in the future, which would adversely affect our Liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of Liquids we produce.  In addition, the reduction in the production of natural gas could affect the flow of natural gas provided for our midstream services.

In 2017, 51.6% of the natural gas transported by our system originated in the Neuquén Basin with the remainder coming primarily from the Austral basin. Since 2009, the quality and the volume of natural gas injected from the Neuquén Basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquén Basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account that reduces our profit from these activities. In addition, competition might affect the volume and quality (i.e., gas with lower liquids content) of natural gas arriving at the Cerri Complex.

In 2009, non-conventional natural gas was discovered in the Vaca Muerta field of the Neuquén Basin by YPF, which at that time was a subsidiary of Repsol S.A. Exploration and exploitation of this natural gas reserve involve high extraction costs. Since the expropriation of YPF, the Government has played an important role in developing the Vaca Muerta field by signing agreements with foreign and local oil companies in order to develop an investment plan aimed at extracting shale gas, which could lead to an increase of the reserves in this basin. Because of the measures taken by the Government to ensure production levels throughout the country, during 2016 and 2015, natural gas production increased approximately 4.9% and 3.4%, respectively. However, in 2017 natural gas production slightly declined by 0.9% primarily as a result of the termination of certain incentive programs implemented by the Government pursuant to the Public Emergency Law.

We cannot assure you, however, that this new natural gas resource at the Neuquén Basin, or any other measures taken by the Government to increase natural gas production and supply, will be successful in increasing Argentine proved natural gas reserves or production and if unsuccessful our midstream or Liquids production and commercialization businesses could be adversely affected.

Measures taken by the Government may have an adverse effect on the supply of natural gas to the Cerri Complex, and the margins we are able to obtain from our Liquids business, which may adversely affect the results in our Liquids production and commercialization segment and, as a result, our overall business and results of operations.

Due to regulatory, economic and government policy factors, our domestic gasoline, diesel, natural gas and other fuel prices and related services have differed substantially from prevailing international and regional market prices for such products, and our ability to increase prices in connection with international price increases or domestic cost increases, including those resulting from the peso devaluation, has been limited from time to time. The prices that we are able to obtain for our operations affect the viability of investments in new expansion capacity and processing facilities and, as a result, the timing and amount of our projected capital expenditures for such purposes.

As described above, actions taken by the Government during winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, towards priority users, including residential customers. See “—Government’s strategies, measures and programs with respect to the natural gas transportation industry, could materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.”  To a lesser extent, during the winter of 2016, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our Liquids business, which may result in increased costs. If we are unable to purchase natural gas from other sources, the volume of our Liquids productions may decrease.

The Macri administration has taken several measures to guarantee the production of natural gas. The Ministry of Energy increased the natural gas price paid by industrial users and increased the price at which we purchase natural gas to be processed in the Cerri Complex. For further information see, “Item 4 – Our Information – Business Overview – Liquids Production and Commercialization.” Any additional increase in the costs of our Liquids production and commercialization segment, or decrease in the volume of Liquids processed may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020, which set the framework by which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) may establish regulations to cause LPG suppliers guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SHR periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

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

Also, we cannot assure you that we will be able to maintain or increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. Similarly, we cannot assure you that LPG prices in Argentina will track increases or decreases in the international or regional markets.

After the issuance of Resolution No. 1,982/11 and 1,991/11 (the “Gas Charge Resolutions”), the natural gas processing charge created by Decree No. 2,067/08 (the “Natural Gas Processing Charge”) increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid an adverse effect on our Liquids business, we initiated legal proceedings against Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and the former Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) as defendants. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

On March 28, 2016, the Ministry of Energy issued Resolution 28, which instructs ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge since April 1, 2016. Since that date, we have not been required to pay for the Natural Gas Processing Charge. However, Resolution 28 did not invalidate the Natural Gas Processing Charge or Gas Charge Resolutions for the period in which it was in force, for which reason the judicial action is still ongoing.

We cannot provide any assurance that our Liquids production and commercialization business will not be subject to any further actions from the Government to increase the Natural Gas Processing Charge or impose any other tax affecting the cost of the natural gas we process in the Cerri Complex, which may have a material adverse impact on our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may affect our Liquids business.

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline for our own account. As a result of the deterioration of our natural gas transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total net revenues since 2004. Since 2009, the international market for Liquids generally has been favorable, driven by strong international prices for LPG and natural gasoline. However, in 2015, as a consequence of weaker demand from emerging markets as wells as higher production levels and export capacity due to the development of shale gas fields in the United States of America, our average liquids sales prices were lower than the ones recorded previously.

High volatility in oil and liquids prices continued during 2016. In 2017, the average international prices of propane, butane and natural gasoline registered inter annual increases of 58.5%, 42.0% and 25.7%, respectively. Recently, however, oil and liquids prices have been decreasing, in particular during the fourth quarter of 2017, which trend continued during the first quarter of 2018.

In recent years, the Government issued a series of measures, which significantly affected our Liquids production and commercialization segment. Since 2002, LPG and natural gasoline exports have been subject to a withholding tax on exports. After several regulatory modifications, in March 2008, the Government introduced a “sliding-scale” regime for LPG and natural gasoline, where the withholding tax rate applicable to exports of LPG and natural gasoline (as a percentage) would vary in the same proportion as the variation in the international reference prices.

At the beginning of 2015, to reduce the impact of the sharp decrease in the international reference prices for LPG and natural gasoline, the Government reduced to 1% the applicable rate of withholding tax for exports, maintaining the “sliding-scale” regime in case international prices were higher than a certain level set by the Federal Energy Bureau. This regime was in effect until January 7, 2017.  As of the date of this Annual Report there is no withholding tax for exports (in LPG and natural gasoline).

For further information, see: “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Any new regulations regarding the cost and availability of the natural gas used in the production of Liquids and the effect of the continuing decline or volatility in international prices of LPG or natural gasoline could cause our operating margins to drop significantly and materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, the Government could modify the current export tax scheme and export regulations (i.e. reestablishing the regime created by Law 26.732) in a manner that could adversely affect our financial condition and results of operations.

Our ethane sales depend on the capacity of PBB Polisur S.A. (“PBB”), as the sole purchaser of our ethane production.

Between 2005 and 2015, we sold all our ethane to PBB under a long-term agreement that expired on December 31, 2015, which subsequently was renewed for the period from May 1, 2016 to May 1, 2017.

On August 1, 2017, we entered into a new agreement with PBB for the purchase and sale of ethane effective from May 1, 2017 and expiring on May 1, 2018.

Pursuant to this agreement, the ethane price is calculated in U.S. dollars and was subject to adjustments, including for changes in the U.S. PPI, the natural gas price, the quality of the ethane shipped by us and transportation tariffs and charges, among others. This agreement also includes take or pay (“TOP”) and deliver or pay (“DOP”) commitments for minimum annual quantities. Under these terms, if one party does not comply with the applicable TOP or DOP condition, that party will be required to compensate the other party.

In addition, in recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production.

We cannot assure you that these adverse conditions affecting PBB will not recur in the future. We also cannot assure you that PBB will not decide to reduce its purchases of ethane from us in future renegotiations. These considerations, or our inability to negotiate a new long-term purchase agreement with PBB on similar terms to the agreement that will expire on May 1, 2018, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

The delay in the collection of our sales receivables with customers and / or subsidies owed by the Government for the supply of LPG in the domestic market could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

The failure by our main natural gas transportation customers in renegotiating with the Government their respective licenses to provide natural gas transportation services according to the terms of the Public Emergency Law may cause them to incur delays or default in their payment obligations with us under our natural gas firm transportation contracts. In the future, we may be subject to delays in collections and payment obligations. We cannot assure you that our natural gas distribution customers in Argentina will not default or otherwise breach their obligations to us in the future, and therefore negatively impact our financial situation.

In addition, we participate in the programs created by the Government to guarantee the supply of LPG at reasonable prices in the domestic market. Participation in these programs implies that the Government must compensate the Company when resources are allocated to the domestic market instead of us. Over recent years, this compensation has been paid with significant delays.

For the year 2017, we accrued government grants for Ps. 235.5 million. As of December 31, 2017, Ps. 173.3 million recorded as other current receivables remains outstanding.

If the SHR were (i) not able to pay or redeem such accrued compensation in cash or cash equivalents, or (ii) not able to make such payments or redemptions according to our estimated schedule, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations would be adversely affected.

Our failure to renew firm transportation contracts, could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

We cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in our existing routes or by our current customers. We may not be able to renew some natural gas transportation contracts in light of the diminishing supply of natural gas from the Neuquén Basin. The terms of our gas firm transportation contracts vary based on different factors. If we are unable to renew our natural gas firm transportation contracts as they mature, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations would be adversely affected. See “—Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.”

The affirmative and restrictive covenants in our currently outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

The terms of our outstanding indebtedness provide for numerous affirmative and restrictive covenants that limit our ability to, among other things:

•	incur or permit to exist certain liens;

•	incur additional indebtedness;

•	pay dividends or make other restricted payments;

•	make capital investments and other investments;

•	enter into sale and lease-back transactions;

•	enter into transactions with affiliates;

•	sell, transfer or otherwise dispose of assets; and

•	consolidate, amalgamate, merge or sell all or substantially all of our assets.

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

As of December 31, 2017, our physical assets are insured for up to U.S.$2,110 million and for the loss of profit resulting from the material damages by an amount of U.S.$388.9 million, these coverages being subject to certain deductibles for both material damages and loss of profit.

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

Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations in the event of an unfavorable ruling.

We are part of administrative proceedings and judicial or arbitral claims, some of which have been pending resolution for several years. Our business may expose us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes and criminal prosecution, among other matters. In the context of these proceedings, we be required to pay fines or money damages and we also may be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to estimate accurately the outcome of actual or potential litigation or proceedings. Although we may establish provisions, as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process.

For additional information on the material proceedings in which we are involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

Our operations are subject to environmental, health and safety regulations.

We operate an extensive network of natural gas pipelines, including numerous compressor plants, the Cerri Complex and the logistic and storage facilities of Puerto Galván. All these facilities are located throughout the territory of the Argentine Republic and are subject to federal and provincial laws, as well as to the supervision of governmental agencies and regulatory authorities in charge of enforcing environmental laws and policies. We operate in compliance with applicable laws and in accordance with directives issued by ENARGAS. For this reason, it is possible that we could be subject to controls, which could result in penalties to be imposed on us. We have implemented a system of safety, occupational health, environmental and quality controls, which are documented and monitored as part of our Integrated Management System certified in accordance with ISO standards 14,001 and 9001, and OHSAS 18001. However, we cannot assure you that these controls will be effective or that our time of response to incidents will be adequate.

In addition, future regulation may require us to comply with additional safety, occupational health, environmental and quality controls or standards. We cannot assure you that, in the future, additional regulation could be issued requiring us to make new investments in order to comply with such safety, health and environmental laws and regulations.

We may face competition

Historically, the construction and operation of natural gas processing plants located in the Province of Neuquén has increased competition in our Liquids sector as our customers could satisfy their product demand with alternative suppliers. In the past, we were able to mitigate this competition by entering into agreements with natural gas producers that limited their ability to make investments in natural gas processing plants.  For example, at the end of 2000, Compañía MEGA S.A. (“MEGA”), a sociedad anónima owned by YPF, Petrobras International Braspetro B.V. and Dow Investment Argentina S.A., finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we have been able to undertake measures to substantially mitigate any negative impact of MEGA. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services.

Although the construction of gas processing plants upstream of the Cerri Complex requires significant investments, there is a risk that additional gas processing facilities, such as the MEGA plant, could result in lower volumes or lesser natural gas quality arriving at the Cerri Complex in the future. Therefore, the development of these new projects, could adversely affect our revenues from Liquids production and commercialization services. In order to guarantee access to natural gas to be processed in the Cerri Complex, in the past, we obtained the commitment of natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements. None of those contracts is in effect as of the date of this Annual Report and we cannot guarantee that in the future we will obtain equivalent commitments from producers.

Regarding our other services business segment, we operate in a market with strong participants many of which may have extensive and diversified know-how or operating experience and financial resources similar to or significantly greater than ours. The natural gas industry in Argentina is going through an expansive stage, being a commitment of the Government for energy development. However, all future business that our competitors or we can develop will depend on the production of natural gas. The Government (or any other entity on its behalf) might not issue the necessary regulations to encourage natural gas producers to develop new projects to natural gas output.

As a result of the above mentioned, an increased number of competitors could reduce prices that could make the investments not profitable. In addition, an increase competition could affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. This would adversely affect our business, results of operations and financial condition.

Additionally, our principal competitor in the gas transportation business is Transportadora de Gas del Norte S.A. (“TGN”). We compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time-to-time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Pampeana, Metrogas and BAN). We compete directly with TGN for the transportation of natural gas from the Neuquén basin to the greater Buenos Aires area.  In addition, in the future other participants may successfully penetrate our market and connect with our main customers which could affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

Credit ratings are assigned to the Company. The credit ratings are based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Government bonds and general views regarding the Argentine financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade, suspension or withdrawal in our credit ratings could result in, among other things, the following: (i) increased funding costs and other difficulties in raising funds; (ii) the need to provide additional collateral in connection with financial market transactions; and (iii) the termination or cancellation of existing agreements.  As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations and we may be subject to cyber-attacks or other risks related to new technologies.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased worldwide. Although we have extended our security policy to the industrial systems, reinforcing the defenses in case of denial of service and increasing the monitoring of suspicious activities, our technologies, systems, networks and those of our business associates have been and may continue to be the target of cyber-attacks or information security breaches, which could lead to disruptions in critical systems (such as SCADAs, DCS Systems), the unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. In addition, the methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect, thus certain cyber incidents, such as surveillance, may remain undetected for an extended period. To our knowledge, we have not experienced any material losses relating to cyber-attacks; however, as cyber-attacks continue to evolve, there can be no assurance that we will not suffer any cyber-attack in the future thus affecting our operations and/or our financial condition.

Our information technology infrastructure is critical to the efficient operation of our business and is essential to our ability to perform day-to-day operations. Breaches in our information technology infrastructure or physical facilities, or unauthorized access or other loss of information or other disruptions, could result in damage to our assets, safety incidents, legal claims, potential liability or the loss of contracts, damage of reputation, and could have a material adverse effect on our operations, financial position and results of operations.

Our natural gas transportation systems and processing facilities are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Our natural gas transportation systems and processing facilities are at risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability comply with our contracts with customers.  Any unplanned unavailability of our natural gas transportation systems and processing facilities may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations, as we may be subject to fines or penalties under our contracts with customers.

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks.

Our transportation systems and processing facilities or the third-party infrastructure that we rely on, may be damaged by flooding, fires and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be a significant time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could cause adverse effects on the demand of natural gas by some of our customers and of consumers generally in the affected market. Some of these considerations, among others, could materially and adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

We are subject to anti-trust, anti-corruption, anti-bribery and anti-money laundering laws. Failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business.

We are subject to anti-trust, anti-corruption, anti-bribery and anti-money laundering laws.  Although we maintain policies and processes intended to comply with these laws, including a review of our internal control over financial reporting, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees.  If our officers or employees fail to comply with any applicable anti-trust, anti-corruption, anti-bribery or anti-money laundering laws, they may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our business, financial condition, results of operations and prospects.

In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects.

Our ability to operate our business may suffer if we are unable to retain our employees or attract other skilled employees or contractors.

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

Should we have to adopt the revaluation model for our property, plant and equipment, we may have an impact on our results of operations.

For purposes of the tariff setting process in the RTI, the ENARGAS considered a revalued amount of our property, plant and equipment (“PPE”), which is substantially higher than their book value. On April 6, 2018 we and other natural gas distribution and transportation companies regulated by ENARGAS received notice from the regulator with respect to its communication to the CNV stating that ENARGAS is evaluating whether to require regulated companies to apply certain accounting policies with respect to the valuation of PPE to conform to the criteria of valuation of fixed assets required by ENARGAS in RTI. Should we instead have to adopt the revaluation model permitted by IFRS (fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses, if any), changes in our PPE valuation criteria may impact the depreciation of our fixed assets and ultimately our net income and also our other comprehensive income accounts.

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

Sales of a substantial number of shares could decrease the market prices of our shares and the ADRs.

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

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

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

As a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. Under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including rules regarding proxy statements and short-swing profits.  We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

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

On December 29, 2017, the Macri Administration enacted, through Decree No. 1112/2017, Law No. 27,430 (the “Tax Reform”). The Tax Reform establishes that only the results from sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares that are carried out through stock exchanges or stock markets authorized by the CNV under conditions that guarantee the principle of price/time priority of the offers obtained by individuals and undivided estates resident in Argentina shall be exempted.

The foregoing exemption shall also be applicable to foreign beneficiaries to the extent that said beneficiaries do not reside in and the funds do not come from non-cooperative jurisdictions. The Decree N° 279/2018 provides that until the decree of the Income Tax Law regulates the definition of non-cooperative jurisdiction, it will be applicable the white list established in the Decree N° 589/2013 (dated 05/27/2013) to determine if a jurisdiction is non-cooperative jurisdiction.

The Tax Reform also establishes an exemption for such foreign beneficiaries on the sale of share certificates issued abroad that represent shares issued by Argentine companies and has been granted with a public offering authorization granted by the CNV (i.e., ADRs). The exemptions will only apply if the foreign beneficiaries do not reside in and the funds do not arise from "non-cooperating" jurisdictions.

Pursuant to Decree N° 279/2018 if the foreign beneficiary resides in a non-cooperative jurisdiction or the funds come from a non-cooperative jurisdiction, the capital gains tax rate is 35%.

Whereas, previously, if the sale was carried out between non-Argentine residents the non-Argentine resident purchaser was responsible for paying the tax when the seller was a non-resident, currently it is the seller, through their legal representative domiciled in Argentina, who is responsible for paying the tax, except when the purchaser is a resident individual or legal entity. If the seller does not have a legal representative, the tax should be paid by the seller according to Decree 279/2018.

Further rulemaking or interpretation of the amended income tax law by the Argentine tax authority may adversely affect the tax treatment of our Class B Shares or ADSs.

Holders of ADRs may be unable to exercise voting rights with respect to our Class B shares underlying the ADRs at our shareholders’ meetings.

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

Holders of ADRs may be unable to exercise preemptive, accretion or other rights with respect to the Class B shares underlying your ADSs.

Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class B Shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the General Companies Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Corporations (Inspección General de Justicia or the “IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our Class B Shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class B Shares may be limited.

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

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering, as of December 31, 2017, 57.4% of the total natural gas transported in Argentina, through 5,706 miles of pipeline, of which we own 4,745 miles. We operate the remaining 961 miles, which are owned by the Gas Trusts, for a regulated tariff. Our transportation system connects the Neuquén, San Jorge and Austral basins, located in the south and west of our country, to the greater Buenos Aires area and the major consumption centers of southern Argentina. Substantially all of our transportation capacity, approximately 2.8 Bcf/d as of December 31, 2017, is subscribed for under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented 37.2%, 28.2% and 24.0% of our total net revenues for the years ended December 31, 2017, 2016 and 2015, respectively.

We conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027 and which is extendable for an additional 10-year period at our option if certain technical conditions described in the License are met. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law No. 24,076 (the “Natural Gas Law”), related regulations and our License, the renewal should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not met the technical conditions referred to above and, therefore, should not be granted a renewal. To the extent that we were found not to have complied with the obligations described above or chose not to seek renewal of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

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

The map below illustrates natural gas pipeline system in Argentina as of December 31, 2017:

For additional information regarding our property, plant and equipment, see “—D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated Galván loading and storage facility in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from Neuquén, San Jorge Gulf and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids production and commercialization business represented 56.1%, 64.4% and 68.8% of our total net revenues during the years ended December 31, 2017, 2016 and 2015, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunication services. Aggregate net revenues from our midstream and telecommunications business segment represented 6.6%, 7.4% and 7.2% of our total net revenues during the years ended December 31, 2017, 2016 and 2015, respectively.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock. Other local and foreign investors hold the remaining shares of our common stock, including FGS, which holds 23.1% of our common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía), which holds 10% of CIESA’s common stock, (ii) CIESA Trust, which has a trust shareholding of 40% of the share capital of CIESA) and (iii) GIP and PCT, which directly and together with WST indirectly through PEPCA, hold a 50% of the shareholding in CIESA.

For additional information regarding CIESA’s current organizational structure, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Capital expenditures

From January 1, 2015 through December 31, 2017, our aggregate capital expenditures amounted to Ps. 3,328.5 million. Such capital expenditures include Ps. 1,763.1 million related to improvements to our gas transportation system, Ps. 393.7 million related to liquids production and commercialization activities and Ps. 1,171.7 million related to other services activities.

For the year 2016, other services capital expenditures of Ps. 750.4 million were financed through a financial leasing agreement entered into with Pampa Energía in August 2016. The objective of this agreement was to finance the acquisition of property, plant and equipment located in the Río Neuquén field, which will allow us to expand our midstream services in such area.

For the year 2017, we made capital expenditures of Ps. 781.9 million due to the execution of Five-Year Plan and the Investment Plan works. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

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

Natural gas transportation services accounted for 37.2%, 28.2% and 24.0% of our total net revenues in the years ended December 31, 2017, 2016 and 2015, respectively. In 2017, 80.7% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2017, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 3,557.1 million, representing 78.0% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2017, our service area contains 6.1 million end-users, including 4.0 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas, BAN, Camuzzi Pampeana and Camuzzi Sur. These natural gas distribution companies serve, in the aggregate, 63.8% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2017, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (Bcf)	Volume of market served (in %)	No. of end-users (in millions)	Deliveries received from us (in %)
Metrogas (1)	245.3	22.2%	2.4	88%
Camuzzi Pampeana (1)	175.1	15.9%	1.4	98%
Camuzzi Sur	156.4	14.2%	0.7	100%
BAN (1)	127.9	11.6%	1.6	64%
		63.8%	6.1

(1)	Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as at December 31, 2017, 2016 and 2015, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2017		2016		2015
	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
Firm:
Metrogas	590	1,185.2	639	450.6	752	268.6
Camuzzi Pampeana	558	858.3	516	285.8	470	154.2
BAN	364	626.1	357	226.6	346	110.3
Camuzzi Sur	388	177.6	388	51.9	381	33.4
Pampa Energía(1)	49	27.2	39	21.7	78	27.7
Others	844	682.7	837	448.6	805	213.5
Total firm	2,793	3,557.1	2,776	1,485.2	2,832	810.9

Interruptible and others:		1,002.7		602.0		203.1
Total	2,793	4,559.7	2,776	2,087.2	2,832	1,014.0

(1)
Until July 27, 2016, includes average firm contracted capacity and net revenues to Petrobras Argentina. From that date, as a consequence of the merger between Pampa Energía and Petrobras Argentina, includes the average firm contracted capacity and net revenues corresponding to Pampa Energía.

During 2017, contracts for firm transportation capacity for an aggregate of 1,476.1 MMcf/d were renewed for an average term of twelve years. Likewise, new contracts were awarded for a total of 95.3 MMcf/d associated with capacities available in the system that will generate additional revenues from the beginning of 2018.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2017, 2016 and 2015:

	For the year ended December 31,
	2017	2016	2015
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
Metrogas	533	544	615
Camuzzi Pampeana	378	371	378
Camuzzi Sur	247	240	247
BAN	208	229	226
Others	512	505	431
Subtotal firm	1,879	1,889	1,897
Subtotal interruptible	448	466	434
Total	2,327	2,355	2,331
Average annual load factor (1)	83%	76%	82%
Average winter heating season load factor (1)	90%	93%	87%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage

Average daily injections from local producers to our system were 2,327 MMcf/d in 2017, very similar to the 2,355 MMcf/d volume reached in 2016. Our efficient administration of natural gas dispatch, combined with the cooperative interaction among the different industry actors and the Government, coupled with a more intensive maintenance plan, allowed us to operate the pipeline in a manner that met the higher demand. ENARGAS continued to restrict the supply of natural gas to the industrial and generation customers in order to re direct and target the fluid to the users considered to be priority, mainly residential, commercial and compressed natural gas stations. Restrictions continued to decline as a result of higher temperatures recorded during the 2017 winter as compared to the 2016 winter, and consequently lowered residential consumption.

The average daily injection of natural gas during 2016 was higher than that made during the 2015. Within the framework of the aforementioned, during winter 2016, the natural gas pipeline system responded adequately to the demands of our customers, although the intervening authority continued restricting the supply of natural gas to the industrial and generation market in order to re-direct and destine the fluid to the users considered priority, mainly residential, commercial and compressed natural gas stations. However, these restrictions were lower as a consequence of the higher average injections made into the system.

Natural Gas Transportation System Improvements. In 2017, 2016 and 2015, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps. 597.5 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. We believe that, based on the pipeline inspection reports we have received to date and the pipeline repairs and/or replacements being made to the General San Martín and Neuba I and II pipelines, the current operation of the pipeline system poses no significant safety risks. However, in order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires area is the surrounding area of the City of Buenos Aires, including the City of Buenos Aires. The last part of our natural gas transportation system (the “Buenos Aires ring”) is located in the greater Buenos Aires area, where we transfer natural gas to deliver natural gas to major natural gas distribution companies. At the Buenos Aires ring, in the section ranging from General Rodríguez to General Pacheco, we conducted thorough quantitative risk assessments and implemented measures designed to minimize the risk in this segment, which runs through the most densely populated part of Argentina. Among the main works undertaken toward this end are the installation of concrete tiles, the signaling of the facilities and the odorization of natural gas. In the rest of the Buenos Aires ring, works were also carried out, including the installation of optical fiber for the detection of intruders in the section from Cañuelas to Ezeiza, the testing of the adequacy of shirt pipes in intersections, the inspection of the entire power tanks of valve actuators, among others. Additionally, quantitative risk analysis was carried out on 510 miles of our natural gas transportation system complying with NAG-100 part G regulations to determine points with greater probability of failures and their potential impact on the different receivers (namely, the population, the environment, the customers, among others).

During 2016, we experienced one rupture in the General San Martín pipeline. The rupture caused a brief disruption of services to certain customers. No casualties or significant damages to third parties were experienced as a result of the rupture. For this reason, we have implemented measures to reduce the service interruptions for any consumption center. Except for the rupture described above there has not been any other major safety related incident in our system.

During 2018, the stress corrosion cracking assessment and mitigation plan (the “SCC”) for the detection of cracks, a continuous resistivity survey was carried out on the segments of the San Martín and Neuba I gas pipelines located in the Province of Buenos Aires, which will feed the susceptibility model.

In 2017, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of the regulatory entity. To that end, we carried out several maintenance, prevention and inspection tasks.

For example, in 2017 we conducted integrity assessment tasks, such as in-line inspections along 263 miles of pipeline and direct assessment through Close Interval Survey (CIS) and Direct Current Voltage Gradient Survey (DCVG) techniques (sections with no scraper traps) over 353 miles of pipelines. These tasks have been conducted to identify, assess and control threats to pipelines integrity, such as stress corrosion cracking and internal corrosion, material and geometrical defects, manufacture and/or construction anomalies, among others.

In line with our permanent recoating program, (consisting of works to replace the coating of the pipeline that allows it to be protected from external effects) we successfully conducted recoating works on 1.2 miles of the 16 Transfer Pipeline in the Province of Neuquén and 4 miles on the Southern San Martín Pipeline in the Province of Río Negro in the proximities of the town of San Antonio Oeste. Additionally, we started a 12-mile recoating section in the discharge of Bosque Petrificado Plant, which is expected to be finished by April 2018. In these works we have added non–destructive magnetic particles and ultrasound testing for the identification of anomalies and stress corrosion cracking in longitudinal weld seams. As a result of this survey, we detected anomalies that could be removed through pipe replacement.

Within the SCC, we conducted an inline inspection with “EMAT” technology to detect cracks over 445 miles of the San Martín Austral Pipeline. Based on the first report received for the Río Seco – Bosque Petrificado section, 23 sites were assessed, out of which 19 required immediate repair through the replacement of pipeline in 12 cases and installation of reinforcement sleeves in the seven remaining sites. We have also conducted 25 SCC assessment pits in the discharges of the Piedrabuena, San Julián, Río Seco and Bosque Petrificado compressor plants, not having found cracks in them. Finally, we performed a survey that applied constant strain tests on the San Martín and Neuba I pipelines (in their sections located in the Province of Neuquén, Rio Negro, Tierra del Fuego and Buenos Aires), totaling 1,186 miles. The result of this study will feed the SCC susceptibility model.

On the other hand, pursuant to an analysis and planning performed by the duct integrity team, we conducted the assessment of 51 external corrosion and/or geometrical defects.

In the area of cathodic protection, to mitigate the advance of corrosion and improve reliability, we continued strengthening the system with the installation of several new units and the renewal of old facilities. Said measures were reinforced with the execution of the remote monitoring of units, for which the number of monitoring units was increased.

To minimize risks to the pipeline in the Buenos Aires ring section from General Rodríguez to General Pacheco, the area with greatest demographic concentration, we continued with the implementation of works such as corrosion risk mitigation, the adequate signaling of facilities, the correct natural gas odorization in the section, strengthening the protection of the facilities, among others. Outside the Buenos Aires ring area we also conducted risk assessment and mitigation tasks in the areas with greatest concentration of population. All these efforts are driven by the firm goal of ensuring the safety of our community and continue extending the scope of our services.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system in 2002 and 2003 and of growing natural gas demand in all segments of the Argentine economy, the Government established in April 2004, through Decree No. 180/04, the framework to create the Gas Trusts  to support investments in the natural gas transportation and distribution systems. In addition, Resolution No. 185/04 issued by MPFIPyS sets the specific guidelines to develop such expansions under the framework of Decree No. 180/04. These vehicles enabled the financing of the expansion works mentioned below.

In 2005, the first Gas Trust was constituted to carry out the first expansion (the “First Expansion”). The First Expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested U.S.$311 million, which was repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. We invested U.S.$40 million in the First Expansion (including Value Added Tax (“VAT”) in the amount of U.S.$7 million), which was recovered through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of certain increased rate that may apply in the future).

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion (the “Second Expansion”) which is significantly larger than the First Expansion. The Second Expansion would increase the aggregate transportation capacity of our system by 378 MMcf/d. It involved the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the “New Magellan Strait Pipeline”), which permits the transportation of additional natural gas from the Austral basin. The New Magellan Strait Pipeline was completed in March 2010 and is 24 miles long.

Ownership of the works of the Second Expansion is vested in Nación Fideicomiso S.A. (“NAFISA”) and the investment is financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have subscribed to the additional capacity. The works are being repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we are in charge of their operation, maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement and the rendering of natural gas firm transportation services. In order to compensate us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006, we are paid a monthly CAU, which currently is lower than the transportation tariff. The CAU has resulted in increased fees and revenues in our natural gas transportation segment as the expansion works have become operational.

On July 20, 2016, NAFISA notified us of the Ministry of Energy’s decision to suspend works for the Second Expansion. We took measures for the collection of the amounts owed by NAFISA to us. Subsequently, on February 2017, NAFISA resumed repayment of the promissory notes it issued to us evidencing NAFISA’s payment obligations to us for the work we completed on the Second Expansion.

In May 2011, we received debt securities (valores representativos de deuda) from the Gas Trust, issued February 2010, which cancelled the account receivable related to services rendered for the 247 MMcf/d expansion works of the Second Expansion. These debt securities were issued in an aggregate principal amount of Ps. 48.1 million, amortize principal in 85 consecutive and equal monthly installments, and bear interest at the Coeficiente de Estabilización de Referencia established by Decree No 214/2002 (“CER”), or Reference Stabilization Ratio as published by the BCRA, plus a fixed spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we manage the operation of the assets associated with the Second Expansion. As compensation for these additional services, we received a total of Ps. 37 million for the 131 MMcf/d expansion works remaining to complete the Second Expansion, in addition to the debt securities received in May 2011. The amendment agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. Those debt securities valued at Ps. 21.6 million (including accrued interest) as of December 31, 2017 are recorded in the “Other financial assets at amortized cost” caption in our Financial Statements. The securities are being amortized in 96 monthly, consecutive and equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

In February 2017, the Ministry of Energy called for a national public tender for the purchase of pipes, with the aim of extending the natural gas network in certain areas of the province of Santa Fe, the Patagonian Andes and the country’s sea shore. These four projects will require investments totaling Ps. 4,078 million and will reach 140,500 homes. One of these projects consists of the construction of the Cordillerano natural gas pipeline, which will be connected to our pipeline system. The expansion of the capacity will be done from the two points that feed our system from the field called The Zorro. We will act as managers of the Cordillerano project. This project also includes the installation of the Río Senguerr Compressor Plant, in Neuquén. As of the date of this Annual Report, the Cordillerano pipeline continues under construction.

We have entered into a joint arrangement (“UT”) with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) for the purpose of participating jointly in the National Public Bid No. 452-0004-LPU17: Assembly of Pipes for the Construction of the Project “Expansion of the Natural Gas Transportation and Distribution System” and the execution of the works adjudicate and their related works, among others. As a result of this bid, the Ministry of Energy has awarded the UT the construction of the Regional II - Recreo / Rafaela / Sunchales Gas Pipeline. As of the date of issuance of this Annual Report, activities related to such work have not begun.

Technical Assistance Services Agreement. As part of its bid to purchase a 70% interest in us from the Government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with PEPCA (the “Technical Assistance Agreement”), an indirect, majority-owned subsidiary of Enron. The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year term and was assigned to Petrobras Argentina S.A. as part of a master settlement agreement. Since July 2004, Petrobras Argentina S.A. was our technical operator and was in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards.

On July 27, 2016, Petrobras Argentina S.A. was acquired by Pampa Energía. For further information see, “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

With the prior approval of ENARGAS and our Board of Directors, in December 2017, we and Pampa Energía agreed to a technical, financial and operational assistance service agreement (the “Technical Assistance Services Agreement”) for a three-year term, expiring on December 28, 2020, which substantially contains the same terms as the Technical Assistance Agreement, as amended. Any amendment, renewal or even termination of the Technical Assistance Services Agreement has to be authorized by ENARGAS. Pursuant to the Technical Assistance Services Agreement, the currency for the technical assistance fee paid to Pampa Energía is U.S. dollars. Our Audit Committee analyzed the Technical Assistance Services Agreement and concluded that its price is on market terms.

The Technical Assistance Services Agreement sets out the services to be provided by Pampa Energía to us, at the request of our Chief Executive Officer (“CEO”), in return for payment of a technical, financial and operational assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of U.S.$3 million or (ii) 7% of the amount obtained after subtracting U.S.$3 million from net income before interests and income taxes of the year.

For the year ended December 31, 2017, we recorded a charge of Ps. 354.5 million for services rendered by Pampa Energía pursuant to the Technical Assistance Services Agreement.

The services provided by Pampa Energía to us under the Technical Assistance Services Agreement include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analysis, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and industrial hygiene, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the procedures necessary to accomplish the aforesaid services; (viii) financial and insurance advice; (ix) advice on operational improvements; (x) advice on unregulated business and (xi) design and implementation of a management information and inspection system for all major aspects of natural gas transportation and liquids production.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Government.

In 1992, the Natural Gas Law was passed providing for the privatization of GdE. The Natural Gas Law and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two natural gas transportation companies and eight distribution companies. Currently there are nine authorized companies to distribute natural gas in Argentina. The ninth concession was added in 1998 and covers an area that includes the Mesopotamian provinces, Formosa, Chaco, Entre Rios and Misiones which previously had no network for natural gas service. The license for the Mesopotamian region was awarded to GasNea.  The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to natural gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our natural gas transportation system is connected to the two natural gas distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area and the northeast of this province) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the natural gas distribution systems serving the greater Buenos Aires area and, to a limited extent, the natural gas distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a natural gas distribution system with TGN, we are the principal supplier of natural gas transportation services.

The Natural Gas Law and the related decrees granted each privatized natural gas transportation company a license to operate the transferred assets, established a regulatory framework for the privatized industry based on open, non-discriminatory access, and created ENARGAS to regulate the transportation, distribution, marketing and storage of natural gas. The Natural Gas Law also provided for the regulation of wellhead gas prices in Argentina for an interim period. Prior to deregulation, the regulated price was set at U.S.$0.97 per million British thermal units (“MMBtu”) at the wellhead, which had been the regulated price since 1991. Pursuant to Presidential Decree No. 2,731/93, gas prices at the wellhead were deregulated as of January 1, 1994 and, from that date until the year 2002, the average price of gas increased.

In spite of the devaluation of the peso in 2002, increases in wellhead natural gas prices were limited until 2004. From May 2004 until August 2005, wellhead gas prices increased in a range from 105% to 180% (depending on the gas basins) for power plants, industries and large businesses. These adjustments were complemented by lower increases in the price of natural gas for CNG vehicles.

In October 2008, the former Federal Energy Bureau through Resolution No. 1,070/2008 increased natural gas at the wellhead for residential, CNG and power station users. According to this resolution, natural gas producers agreed to transfer all of the increase in prices actually received less certain deductible amounts to a trust fund established by Law No. 26,020, to allow low-income consumers with no access to natural gas to buy LPG at a subsidized price (the “Stabilization Agreement”). With Resolution No. 73/2015, the Federal Energy Bureau, under Decree No. 470/2015, ordered the termination of the trust approved by Resolution No. 1,080/2008 with effect from April 1, 2015. Through the Stabilization Agreement, we agreed to supply LPG fractionation companies at a reference price, which is substantially below market prices, certain volumes of LPG, which are determined by the SHR. As compensation, we received a fixed fee determined by the SHR.

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

•	creation of trust funds (Resolution No. 185/04 of the former MPFIPyS) in order to finance infrastructure works in transportation and distribution of natural gas.

•	importation of natural gas from Bolivia and Chile, which has increased significantly over the past two years; and

•	creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas.

In January 2013, in order to encourage the production of natural gas, the Commission of Planning and Strategic Coordination of the National Hydrocarbon Investments Plan (the “Commission”) created by Decree No. 1277/12, issued Resolution No. 1/2013. This resolution creates the Natural Gas Surplus Injection Promotion Program, which aims to evaluate and approve projects contributing to the national self-supply of hydrocarbons through a natural gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector. Projects included in the Natural Gas Surplus Injection Promotion Program will receive preferential payment terms, allowing a price on additional injection of U.S.$7.5 per MMBtu. The new price for the additional natural gas injected into the pipelines will be funded with funds from the Argentine National Treasury on a monthly basis. The Commission must approve the proposed production increase.

On March 31, 2014, the Federal Energy Bureau issued Resolution No. 226/2014 to implement a Program for the Rational Use of Natural Gas. This Resolution provides a new tariff scheme based on  cubic meter consumption and the basin or region of the country. The program encourages a reduction in consumption by providing different prices for those commercial and residential users that effectively reduce consumption.

By Decree No. 272/2015 of the Executive Branch, dated December 29, 2015, the Commission was dissolved and the functions and powers of federal jurisdiction were transferred to the Ministry of Energy. Meanwhile the provincial authorities preserve the powers that correspond to their jurisdictions.

On March 16, 2016, the Ministry of Energy enacted Resolution No. 24/2016 which delegates to the SHR the following functions, among others:

•	resolving appeals filed against ENARGAS resolutions;

•	acting as the enforcement authority of Laws No. 17,319 and 26,020;

•	managing the investment projects included in the framework of the programs created under Decree No. 1,277/2012, modified by Decree No. 272/2015;

•	acting as the enforcement authority regarding import and export of fuels; and

•	through the Decree No. 882/2017, the merger of ENARSA and Binational Energy Enterprises S.A.

Since the beginning of the Macri administration, in December 2015, a series of measures were taken to guarantee supply to meet the growing energy demand. These measures are also aimed at encouraging private investment in the exploration and exploitation of new areas of natural gas production. Among them, the following are listed:

•	it was taken as a priority to complete the RTI processes to provide a framework of certainty to the operation of public utility companies;

•	there was a reorganization of the Ministry of Energy and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) in order to streamline the aforementioned efforts; and

•
the increase of the PIST and the tariffs of the public transport and distribution of natural gas service have been propitiated in order to correct the deterioration in the supply of this fluid and to reduce the burden that the public subsidies have on the national budget.

During 2016, the Ministry of Energy issued Resolutions 28 and 31. These resolutions: (i) increased the PIST and the tariffs for the transportation and distribution of natural gas, and (ii) instructed ENARGAS to carry out the RTI process. The new prices have been enforced since April 1, 2016. Resolution 28 also established a social tariff regime to subsidize tariffs for the poverty-stricken sectors of the community. The beneficiaries under this regime must register with the Government and meet certain criteria established by the Ministry of Energy.

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

After the September 2016 Public Hearing, the Ministry of Energy issued Resolution No. 212 – E/2016 (“Resolution 212”) through which among other things:

•	fixes the natural gas prices in PIST;

•	establishes that the total amount of natural gas prices in PIST shall not exceed certain limits according to the type of customer;

•	maintains the social tariff for the protection of the socio-economically most vulnerable sectors;

•
establishes the new propane prices for the distribution under the Propane Networks Agreement, settling at Ps. 800/Tn for Residential Users and General Service P1 and P2, and Ps. 2,100/Tn for General Service P3 users; and

•
provides that adjustments will be implemented in the months of April and October of each year, until the total elimination of the subsidies in 2019, at which point PIST is expected to reach market prices.

In January 2017, the Government announced that certain new benefits will be implemented in order to increase oil and natural gas production. This announcement is aimed at attracting local and foreign investments with an emphasis in the Vaca Muerta formation of the Neuquén basin. The announcements included:

•	an agreement with unions to amend current existing collective bargaining agreements for the sector;

•	the elimination of the obligation of repatriation of funds due to oil and gas exports currently regulated by Decree No. 1,722/11;

•
the creation of a program, the Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program, which establishes a support price for the volume of non-conventional natural gas production from concessions located in the Neuquén Basin included in the program. This program will be effective until December 31, 2021 and includes a sliding-scale schedule for the minimum price to be paid per MMBtu: U.S.$7.50 for 2018, U.S.$7.00 for 2019, U.S.$6.50 for 2020 and U.S.$6.00 for 2021; and

•	the elimination of export duties applicable to oil and gas exports, which became effective on January 7, 2017.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the breakdown of natural gas consumption in Argentina in 2003 and 2017 by type of consumer:

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

The following table sets forth local natural gas consumption by type of consumer since 2003:

	2003	2013	2014	2015	2016	2017
Residential (2)	704.3	1,113.0	1,074.8	1,091.0	1,153.8	1,033.4
Commercial	98.8	130.0	128.3	129.1	132.4	122.2
Industries (3)	1,033.6	1,198.9	1,207.2	1,222.2	1,169.2	1,209.3
Power plants	846.7	1,400.2	1,407.1	1,443.2	1,548.3	1,669.7
CNG	255.4	266.9	276.0	288.4	273.5	247.1
Others (4)	37.7	43.1	42.7	41.7	46.3	42.8
Total	2,976.5	4,152.1	4,136.1	4,215.5	4,323.4	4,324.4

(1)	Includes distribution users, commercial by-pass, by-pass physical and off system users.
(2)	Includes subdistributors.
(3)	Includes shrinkage natural gas from the Cerri Complex, which is included in Others.
(4)	Includes governmental bodies.
Source: ENARGAS, based on data from the Licensees and off system users.

The demand for natural gas in Argentina is highly seasonal, with natural gas consumption peaks in winter. The source of seasonal changes in demand is primarily residential consumers. In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Government has entered into several natural gas import agreements. The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by ENARSA to deal with the drop in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years.

In 2017, supply from Bolivia –within the framework of the above-mentioned agreement – reached an average volume of 613 MMcf/d, higher than the 554 MMcf/d recorded in 2016. On the other hand, liquefied natural gas (“LNG”) imported by sea, regasified and injected to the natural gas transportation system at the Bahía Blanca and Escobar ports located at the Province of Buenos Aires, recorded an average supply volume of 431MMcf/d in 2017, lower than imports recorded in the year 2016 of 468 MMcf/d. ENARGAS has assigned to us the responsibility of controlling the operation and maintenance of certain new facilities constructed to connect the regasification ship at Bahía Blanca to our existing transportation pipeline.

Additionally, between June and August 2017 re-gasified LNG was imported from Chilean terminals, which contributed with a monthly average of 105 MMcf/d to TGN transportation system in that winter season.

Gas Supply. For the most part, Argentina’s natural gas reserves were discovered as a result of exploration for oil reserves. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and 8 of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquina and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2017, 51.6% of the natural gas transported by our system originated in the Neuquén Basin with the remainder coming primarily from the Austral basin and the re-gasifying LNG tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf Basin. We are not connected to the Cuyo or Northwest Basin. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2016 and 2015 (the most recent years for which information is available), production in 2016 and 2015 and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(Bcf)(1)(2)		Production (Bcf)		Reserve Life (years)(3)
		2016	2015	2016	2015	2016	2015
Neuquén	Neuquén, Río Negro, La Pampa, Mendoza (south)	5,507.3	5,526.2	917.1	869.8	6	6
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	1,625.3	4,270.1	201.4	340.9	8	13
San Jorge Gulf	Chubut, Santa Cruz (north)	4,014.7	1,716.0	374.1	201.8	11	9
Cuyo	Mendoza (north)	21.1	25.7	1.8	1.9	12	13
Northwest	Salta, Jujuy, Formosa	715.9	839.2	94.3	100.7	8	8
Total		11,884.2	12,377.2	1,588.7	1,515.2	7	8

(1)
Estimated as of December 31, 2016 and 2015, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.
(3)	Weighted average reserve life for all basins, at the 2016 or 2015 production levels, respectively.
Source: Ministry of Energy.

In 2017, total natural gas production decreased by 0.9% with respect to the previous year, going from 1,589 Bcf to 1,575 Bcf. In this period, the impulse was given mainly by the unconventional exploitation of the Neuquén Basin and the offshore production carried out in the Austral Basin.

During 2017, the average gross production of natural gas was reduced in all the basins except the Austral and Neuquén Basin where it increased 0.8% and 0.6%, respectively, compared to 2016. In the Cuyo basin, production was reduced by 5.6%, in the San Jorge Gulf basin, 6.2% and in the Northwest basin, 10.1%. In the Neuquén basin, the large-scale development of unconventional reservoirs, both tight and shale gas, continued, with the first being the most important one regarding provincial production. According to the information provided by the Ministry of Energy, the conventional production of natural gas was reduced by 6.5% compared to 2016. On the other hand, non-conventional production, as a whole, was 20.2% higher in 2017 compared to 2016.

In order to increase the existing natural gas reserves from the Neuquén Basin, in July 2013, YPF announced the execution of an agreement with Chevron to develop oil and gas shale deposits in this province. During 2014, YPF continued negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves. In December 2014, YPF signed agreements with Petronas to invest U.S.$550 million and in January 2015, YPF and SINOPEC signed a memorandum of understanding aimed at eventually collaborating to develop oil-and-gas projects.

In December 2015, YPF and Dow Argentina S.A., a subsidiary of Dow Chemical Co., announced an investment of U.S.$500 million in 2016 for shale gas exploration in Argentina. Both companies, which have already invested U.S.$350 million in a joint shale gas venture, said in a statement that total investment could reach U.S.$2.5 billion in coming years.

Neuquén Basin. The largest natural gas basin and the major source of natural gas supply for our system is the Neuquén Basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploration and exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquén Basin by YPF. This new natural gas reserve is at the early stages of its exploitation, which will require approximately three to four years, and involve high investments and extraction costs. In recent years, as mentioned above, in order to increase the existing natural gas reserves from the Neuquén Basin, YPF announced the signing of certain agreements to develop oil and natural gas shale deposits in the province of Neuquén. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

If brought on-line, this newly discovered reserve could potentially help offset the continued decline of the existing production of the Neuquén Basin. The TGN system also accesses the Neuquén Basin. Of the transported natural gas coming from the Neuquén Basin, approximately 61.0% was transported by us and approximately 39.0% by TGN for the year ended December 31, 2017.

Austral and San Jorge Gulf Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Camuzzi Sur also transports natural gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin’s existing natural gas fields and on other fields located offshore. The San Jorge Gulf Basin is primarily an oil-producing basin.

Under the framework enacted by the Government to promote investments after the issuance of Decree No. 929/2013, in 2014, a joint operation was formed by Wintershall, Total and PAE for the investment of U.S.$1,000 million in off-shore gas fields (Vega Pleyade) located in the Tierra del Fuego region. In August 2016, the companies started up production at this field which will have a production capacity of 353.1 MMcf/d.

In addition, ENAP Sipetrol Argentina S.A., YPF and ENARSA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina.

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina comprised of the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees (primarily Decree No. 2255/92 which includes the Basic Rules for Transportation Licenses and Regulations of the Transportation Services), the Pliego, the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations, which are no longer in effect, significantly altered the regulatory regime under which we operated since 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

The Natural Gas Law prohibits natural gas transportation companies (TGN and us) from also being merchants in natural gas. Also, (i) natural gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Law) in a transportation company; (ii) natural gas producers, storage companies and transporters may not own a controlling interest in a distribution company, and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS, which may reject these contracts if it determines that they were not entered into on an arm’s-length basis.

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the National Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the National Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector.

Finally, on January 31, 2018, through Decree No. 84/2018, the Executive Branch appointed Mauricio Ezequiel Roitman as ENARGAS President for a period of five years, thus terminating the intervention period.

ENARGAS has broad authority to regulate the operations of the transportation and distribution companies and has its own budget, which must be included in the Argentine national budget and submitted to the Federal Congress for approval. ENARGAS is funded primarily by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Law.

Since 2004, the Government adopted a series of measures to redistribute the effects of the crisis in the energy sector caused by the natural gas shortage. Most of the electrical power stations do not have firm gas supply agreements and have increasingly used imported natural gas or alternative fuels that are more expensive than natural gas produced in Argentina. For this reason, ENARGAS and the Federal Energy Bureau (currently, the SHR) have issued a series of regulations aimed at averting a crisis in the internal system of natural gas supply.

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

Under certain circumstances and pursuant to the terms of our License, when ENARGAS asks us to restrict the provision of natural gas to clients who hold firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such natural gas firm transportation service interruption request. However, in case that ENARGAS does not submit such instruction in the way required by our petition and we do not comply with ENARGAS’s instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

At the end of May 2007, due to the rising demand for natural gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and do not believe that our compliance will result in legal action by any of our firm transportation clients, which legal action, if brought, could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011, which at the date of this Annual Report are in the evidentiary stage. In this action, ENARGAS ruled in our favor alleging that the interruptions were due to the shortage of natural gas.

In October 2010, ENARGAS issued Resolution No. 1,410/2010, which set new rules for natural gas dispatch applicable to all participants in the natural gas industry and imposed new and more severe priority demand gas restrictions on producers. Through this resolution, ENARGAS has the ability to redirect natural gas transportation in order to give priority to residential consumption.

On June 1, 2016, the Ministry of Energy issued Resolution No. 89/2016, which requires ENARGAS to develop a procedure to amend and supplement ENARGAS Resolution No. 1,410/2010 and establish daily operating conditions of the transportation and distribution systems. It also establishes a methodology to satisfy the demand of natural gas of those customers classified as “high-priority.”

On June 5, 2016, ENARGAS issued Resolution No. I/3833/2016 creating the “Supplementary Procedure for Gas Requests, Confirmations and Control.” Pursuant to this resolution, if any gas transportation and distribution company finds that the transportation capacity is not sufficient to supply priority demand customers; such company shall summon an emergency committee composed of company and ENARGAS representatives. This emergency committee determines adjustments to be made to the daily natural gas deliveries to address such shortage, considering the availability of natural gas and the demand of residential consumers and power plants.

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

Our License. Our License authorizes us to provide the public service of natural gas transportation through the exclusive utilization of the southern natural gas transportation system. Our License does not grant us an exclusive right to transport natural gas in a specified geographical area and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN’s natural gas transportation system is operated under a license containing substantially similar terms to those described below and elsewhere herein.

Our License has been granted by the Executive Branch by Decree No. 2451/92 for an original period of 35 years, beginning on December 28, 1992. However, the Natural Gas Law establishes that TGS may request ENARGAS to renew its License for an additional period of ten years. ENARGAS must then evaluate the performance of TGS and raise a recommendation to the PEN. At the end of the period of validity of the License, 35 or 45 years, as the case may be, the Natural Gas Law requires that a new tender be called for the granting of the license. As long as we have substantially complied with our obligations under the License, we have the option to match any offer made by a third party to the Executive Branch.

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

In addition, as licensee for the provision of gas transportation services, we are subject to Law 25,551 (“Compre de Trabajo Argentino”), which is regulated by Decree No. 1600/2002. This law provides a regime for purchases from the Government and other concessionaires of public services in Argentina. Pursuant to Article 1 of this law, all public officers, including private companies providing public services under licenses and concessions are required to give preference to purchases from the Government.

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

The rate for natural gas firm transportation services consists of a capacity reservation charge and is expressed as a maximum monthly charge based on the cubic meters per day of reserved transportation capacity. The rate for natural gas interruptible transportation service, which is expressed as a minimum (from which no discounts are permitted) and a maximum rate per cubic meter of natural gas transported, is equivalent to the unit rate of the reservation charge for the firm service based on a load factor of 100%. For both firm and interruptible transportation services, customers are obligated to provide a natural gas in-kind allowance, expressed as a maximum percentage of gas received, equivalent to the natural gas consumed or lost in rendering the transportation service. The rates for all services reflect the rate zone(s) traversed from the point of receipt to the point of delivery.

The tables below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect between May 1, 2015 and March 31, 2016 after the issuance of Resolution No. 3347/15 and since April 1, 2016 (applicable for all kind of users except for residential) and October 7, 2016 (applicable for all of our customers) after the issuance of Resolution 3724 and No. 4054/2016 (“Resolution 4054”):

From May 1, 2015 to March 31, 2016
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.131975	4.399134	0.49
	Santa Cruz Sur	0.266133	8.871204	0.98
	Chubut Sur	0.678868	22.628940	3.38
	Buenos Aires Sur	0.799800	26.659990	5.60
	Bahía Blanca	1.225104	40.836798	8.40
	La Pampa Norte	1.220760	40.691977	8.60
	Buenos Aires	1.433385	47.779485	10.35
	Greater Buenos Aires	1.608257	53.608587	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.133755	4.458469	0.49
	Chubut Sur	0.545894	18.196467	2.89
	Buenos Aires Sur	0.667085	22.236149	5.11
	Bahía Blanca	1.094595	36.486487	7.91
	La Pampa Norte	1.094399	36.479918	8.11
	Buenos Aires	1.303557	43.451887	9.86
	Greater Buenos Aires	1.478968	49.298969	10.78
From Chubut to:	Chubut Sur	0.132655	4.421810	0.49
	Buenos Aires Sur	0.248731	8.290891	2.71
	Bahía Blanca	0.663275	22.109043	5.51
	La Pampa Norte	0.696439	23.214493	5.71
	Buenos Aires	0.862256	28.741753	7.46
	Greater Buenos Aires	1.028073	34.269013	8.38
From Neuquén to:	Neuquén	0.117873	4.041345	0.49
	Bahía Blanca	0.572524	19.078504	2.80
	La Pampa Norte	0.616671	20.550184	3.15
	Buenos Aires	0.775363	25.839833	3.91
	Greater Buenos Aires	0.949709	31.713533	4.86
From Bahía Blanca to:	Bahía Blanca	0.132654	4.421810	0.49
	La Pampa Norte	0.033164	1.105450	0.20
	Buenos Aires	0.198980	6.632710	1.95
	Greater Buenos Aires	0.364798	12.159971	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution No. 3347

Between April 1, 2016 and March 31,2017
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.396058	13.201800	0.49
	Santa Cruz Sur	0.798666	26.622484	0.98
	Chubut Sur	2.037282	67.909449	3.38
	Buenos Aires Sur	2.400200	80.006630	5.60
	Bahía Blanca	3.676537	122.551231	8.40
	La Pampa Norte	3.663501	122.116622	8.60
	Buenos Aires	4.301588	143.386234	10.35
	Greater Buenos Aires	4.826380	160.879368	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.401399	13.379866	0.49
	Chubut Sur	1.638228	54.607597	2.89
	Buenos Aires Sur	2.001922	66.730682	5.11
	Bahía Blanca	3.284880	109.495948	7.91
	La Pampa Norte	3.284290	109.476235	8.11
	Buenos Aires	3.911976	130.399113	9.86
	Greater Buenos Aires	4.438382	147.946205	10.78
From Chubut to:	Chubut Sur	0.398098	13.269851	0.49
	Buenos Aires Sur	0.746441	24.880963	2.71
	Bahía Blanca	1.990488	66.349237	5.51
	La Pampa Norte	2.090013	69.666693	5.71
	Buenos Aires	2.587629	86.254000	7.46
	Greater Buenos Aires	3.085246	102.841307	8.38
From Neuquén to:	Neuquén	0.353737	12.128076	0.49
	Bahía Blanca	1.718143	57.254592	2.80
	La Pampa Norte	1.850629	61.671103	3.15
	Buenos Aires	2.326864	77.545340	3.91
	Greater Buenos Aires	2.850076	95.172312	4.86
From Bahía Blanca to:	Bahía Blanca	0.398096	13.269853	0.49
	La Pampa Norte	0.099524	3.317455	0.20
	Buenos Aires	0.597139	19.904763	1.95
	Greater Buenos Aires	1.094759	36.492072	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution. 3724

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since April 1, 2017 following the issuance of Resolution 4362:

Between April 1, 2017 and November 30, 2017
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.650525	21.683927	0.49
	Santa Cruz Sur	1.311808	43.727372	0.98
	Chubut Sur	3.346231	111.541121	3.38
	Buenos Aires Sur	3.942323	131.410716	5.60
	Bahía Blanca	6.038705	201.290128	8.40
	La Pampa Norte	6.017293	200.576284	8.60
	Buenos Aires	7.065348	235.511576	10.35
	Greater Buenos Aires	7.927318	264.244011	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.659297	21.976401	0.49
	Chubut Sur	2.690787	89.692859	2.89
	Buenos Aires Sur	3.288153	109.605000	5.11
	Bahía Blanca	5.395408	179,846855	7.91
	La Pampa Norte	5.394439	179.814476	8.11
	Buenos Aires	6.425412	214.180259	9.86
	Greater Buenos Aires	7.290033	243.001319	10.78
From Chubut to:	Chubut Sur	0.653875	21.795701	0.49
	Buenos Aires Sur	1.226027	40.866927	2.71
	Bahía Blanca	3.269373	108.978477	5.51
	La Pampa Norte	3.432841	114.427392	5.71
	Buenos Aires	4.250176	141.672007	7.46
	Greater Buenos Aires	5.067510	168.916622	8.38
From Neuquén to:	Neuquén	0.581012	19.920338	0.49
	Bahía Blanca	2.822047	94.040542	2.80
	La Pampa Norte	3.039654	101.294653	3.15
	Buenos Aires	3.821870	127.368051	3.91
	Greater Buenos Aires	4.681244	156.320314	4.86
From Bahía Blanca to:	Bahía Blanca	0.653875	21.795701	0.49
	La Pampa Norte	0.163469	5.448915	0.20
	Buenos Aires	0.980803	32.693530	1.95
	Greater Buenos Aires	1.798138	59.938145	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution. 4362
51
The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since December 1, 2017 following the issuance by ENARGAS of Resolution No. 120/2017 (“Resolution 120”):

Between December 1, 2017 and March 31, 2018
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	1.178272	39.275298	0.49
	Santa Cruz Sur	2.376029	79.201776	0.98
	Chubut Sur	6.060905	202.030320	3.38
	Buenos Aires Sur	7.140583	238.019383	5.60
	Bahía Blanca	10.937683	364.589386	8.40
	La Pampa Norte	10.898901	363.296426	8.60
	Buenos Aires	12.797205	426.573433	10.35
	Greater Buenos Aires	14.358459	478.615432	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	1.194161	39.805045	0.49
	Chubut Sur	4.873723	162.457367	2.89
	Buenos Aires Sur	5.955710	198.523493	5.11
	Bahía Blanca	9.772503	325.749975	7.91
	La Pampa Norte	9.770749	325.691329	8.11
	Buenos Aires	11.638111	387.936804	9.86
	Greater Buenos Aires	13.204167	440.139326	10.78
From Chubut to:	Chubut Sur	1.184339	39.477749	0.49
	Buenos Aires Sur	2.220658	74.020757	2.71
	Bahía Blanca	5.921694	197.388697	5.51
	La Pampa Norte	6.217779	207.258114	5.71
	Buenos Aires	7.698187	256.605281	7.46
	Greater Buenos Aires	9.178595	305.952447	8.38
From Neuquén to:	Neuquén	1.052366	36.080973	0.49
	Bahía Blanca	5.111469	170.332165	2.80
	La Pampa Norte	5.505614	183.471269	3.15
	Buenos Aires	6.922412	230.697053	3.91
	Greater Buenos Aires	8.478965	283.137219	4.86
From Bahía Blanca to:	Bahía Blanca	1.184334	39.477755	0.49
	La Pampa Norte	0.296083	9.869416	0.20
	Buenos Aires	1.776485	59.216586	1.95
	Greater Buenos Aires	3.256902	108.563756	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution. 120

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since April 1, 2018 following the issuance of Resolution No. 310/2018 (the “Resolution 310”):

Since April 1, 2018
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	1.767514	58.916471	0.49
	Santa Cruz Sur	3.564256	118.809770	0.98
	Chubut Sur	9.091901	303.063605	3.38
	Buenos Aires Sur	10.711516	357.050429	5.60
	Bahía Blanca	16.407506	546.916789	8.40
	La Pampa Norte	16.349329	544.977233	8.60
	Buenos Aires	19.196955	639.898420	10.35
	Greater Buenos Aires	21.538977	717.966088	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	1.791349	59.711139	0.49
	Chubut Sur	7.311021	243.700626	2.89
	Buenos Aires Sur	8.934100	297.803051	5.11
	Bahía Blanca	14.659632	488.654189	7.91
	La Pampa Norte	14.657000	488.566215	8.11
	Buenos Aires	17.458211	581.940011	9.86
	Greater Buenos Aires	19.807436	660.248478	10.78
From Chubut to:	Chubut Sur	1.776614	59.220165	0.49
	Buenos Aires Sur	3.331187	111.037777	2.71
	Bahía Blanca	8.883072	296.100754	5.51
	La Pampa Norte	9.327226	310.905767	5.71
	Buenos Aires	11.547971	384.930944	7.46
	Greater Buenos Aires	13.768715	458.956121	8.38
From Neuquén to:	Neuquén	1.578643	54.124697	0.49
	Bahía Blanca	7.667662	255.513529	2.80
	La Pampa Norte	8.258915	275.223364	3.15
	Buenos Aires	10.384239	346.066277	3.91
	Greater Buenos Aires	12.719209	424.731232	4.86
From Bahía Blanca to:	Bahía Blanca	1.776607	59.220174	0.49
	La Pampa Norte	0.444152	14.805009	0.20
	Buenos Aires	2.664887	88.830192	1.95
	Greater Buenos Aires	4.885645	162.855375	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates
Source: ENARGAS Resolution 310

In addition to the tariffs above, we are entitled to a CAU. Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016 by ENARGAS. The CAU represented approximately 58% of the tariff in force until March 31, 2017 and the 25% of the tariff in force since December 1, 2017, is paid by clients that required the additional transportation capacity or who financed their expansions by means of advance payments, and is set by ENARGAS. In 2017, we recognized revenues of Ps. 265.2 as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. We received an additional 50% increase in the CAU in effect since April 1, 2018. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

We expect that once the renegotiation of our License is concluded, we, CIESA and its former and current shareholders, will be required to withdraw all the legal claims filed against the Government in order to obtain the adjustment of the CAU.

The Public Emergency Law and Renegotiation Agreement.

Background and Renegotiation Process

On January 6, 2002, the Argentine congress enacted the Public Emergency Law which introduced dramatic changes to Argentina’s economic model, empowering the Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short term and brought to an end the Convertibility Regime, including the fixed parity of the U.S. Dollar and the Peso. Among others, the Public Emergency Law granted the Executive Branch the power to conduct a renegotiation of public utility contracts and the tariffs set therein.  The Public Emergency Law expired on December 31, 2017.

In July 2003, UNIREN was created in order to reach total or partial agreements with the licensees and/or concessionaires of public services and submit proposals regulating the transitory adjustment of tariffs and prices, among other things.  Under this framework, we signed with UNIREN (i) the agreement dated October 9, 2008, between TGS and ex UNIREN (the “2008 Transitional Agreement”) that contemplated a tariff increase of 20% and (ii) the 2015 Integral Renegotiation Agreement, which incorporated ENARGAS Resolution No. 3347, including, as of May 1, 2015, a transitional increase of 44.3% in the price of the natural gas transportation service and a 73.2% increase in the CAU. Following UNIREN’s failure to comply with certain of its obligations under different renegotiation agreements, we took legal actions against UNIREN.  As of the date of this Annual Report we still have two ongoing administrative claims in connection with UNIREN: (i) on December 19, 2014,  we filed an action seeking damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU; and (ii) on December 29, 2014, we filed a second claim seeking damages for the failure to implement the 2011 Integral Renegotiation Agreement proposed by UNIREN and accepted by us.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016, establishing the dissolution of UNIREN and transferring to each ministry the responsibility to renegotiate public service contracts. Decree No. 367/2016 also conditioned the finalization of the new tariff scheme provided in the respective Integral Renegotiation Agreement approved by the Executive Branch to completion of the RTI and provided that transitional adjustment of prices and tariffs are necessary to ensure the continuity of the normal provision of services.

Under the framework of the 2016 Transitional Agreement, on March 31, 2016 ENARGAS issued Resolution 3724, which approved revised tariffs as of April 1, 2016, including the CAU, for the Natural Gas Transportation business segment, providing for a 200.1% increase. Additionally, among other things, Resolution 3724 required us to not distribute dividends without the prior authorization of ENARGAS after reviewing our compliance with the 2016 Investment Plan. As of the date of issuance of this Annual Report, the 2016 Investment Plan is fully executed and pending of approval by ENARGAS.

As several legal proceedings were initiated against Resolution 3724 in order to obtain the annulment of the increase of the PIST and the tariff increases for the natural gas transportation and distribution licensees approved by ENARGAS, we were not able to bill the 200.1% increase in full. On August 18, 2016, the Supreme Court order issued its final decision mandating the Government to: (i) implement compulsory public hearings prior to the establishment of natural gas transportation and distribution tariffs, (ii) implement compulsory public hearings prior to the establishment of the point-of-injection gas price, and (iii) declare the invalidity of Resolutions 28 and 31 with respect to residential users, for whom tariffs had to be returned to tariff rates effective as of March 31, 2016.

On the other hand, on August 19, 2016 ENARGAS issued Resolution No. 3953/2016, which implemented the decisions arising out of a public hearing before the Supreme Court. For additional information regarding the public hearing’s agenda, see “Item 4. Our Company—B. Business Overview—Natural Gas Transportation—The Argentine Natural Gas Industry.”

As a result of this public hearing, since October 7, 2016, we were able to collect the revised tariffs at the levels provided for in Resolution 3724, allowing us, as of the date of this Annual Report, to complete in full our  2016 Investment Plan.

ICSID Claim

In 2003, Enron Corp. (“Enron”), a former indirect shareholder of CIESA, which is our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and, together with Enron, the “Claimants”) filed a claim with the ICSID against the Government under the Bilateral Investment Treaty between the United States and Argentina (the “ICSID Claim”). The ICSID Claim argues that the redenomination of tariffs in pesos (pesificación) and other unilateral changes to our regulatory structure effected by the Public Emergency Law and related laws and decrees violated the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay U.S.$106.2 million to the Claimants. In July 2010, an ICSID committee annulled the 2007 ICSID resolution. This annulment did not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was created.

In January 2011, Pampa Energía acquired, among other assets: (i) PEPCA along with Enron’s and Ponderosa’s economic rights to monitor, suspend and withdraw the ICSID Claim and (ii) from Ashmore Energy International Limited (“AEI”), the CIESA Notes and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000 and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000.

On March 11, 2011, Pampa Energía entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. On October 6, 2011, we granted a loan for U.S.$26 million to Pampa Energía to enable it to purchase the rights to monitor, suspend and withdraw the ICSID Claim. In 2015, we acquired Pampa Energía’s rights over the ICSID Claim (the “Rights of the Arbitration Proceeding”) from Pampa Energía after certain conditions set forth in the loan agreement were met.

We acquired rights over the ICSID Claim pursuant to a provision in our loan agreement with Pampa Energía, which entitled us to receive the rights as prepayment of the loan if we verified that the 2008 Transitional Agreement had been adequately put into effect. This condition was met with the enactment of Resolutions No. I-2852 and No. 3347. Our rights over the ICSID Claim include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the rights of the Arbitration Proceeding was implemented through the transfer to a trust established abroad, of which we are the beneficiary.

The Arbitration Proceeding is suspended until April 15, 2018.

However, on March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 which ratified the 2017 Integral Renegotiation Agreement. This decree represents the conclusion of the RTI process and the finalization of the 2017 Transitional Agreement, and thus, the final renegotiation of our License. Therefore, we and our former and present shareholders are required to abandon any claim, including the ICSID Claim, before June 30, 2018.

Resolution 74 Tariff Increases

On March 30, 2017, we entered into the Integral Renegotiation Agreement (the “2017 Integral Agreement”) and the related 2017 Transitional Agreement. On the same day and consistent with the 2017 Transitional Agreement, ENARGAS issued Resolution 4362 by which a new transitional tariff schedule applicable to us determined a total tariff increase of 214.2% and 37%, on the tariff of the natural gas transportation service and the CAU, respectively.

However Resolution 74  provides for a limitation on the full effectiveness of the tariff increase arising from the RTI process until the approvals of the 2017 Integral Agreement were completed. This meant that the tariff increase was granted in three stages on: April 1, 2017, December 1, 2017 and April 1, 2018. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective since April 1, 2017.

As required by Resolution 74, the first of the tariff increases was granted by Resolution 4362 since April 1, 2017, amounting the 64.2% of our natural gas transportation service tariff. In this opportunity, the CAU was not increased.

In addition, Resolution 4362 requires us to comply with the Five-Year Plan and approved a non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the CAU.

On October 20, 2017 ENARGAS issued Resolution N° 62/2017 by means of which a public hearing was called for November 14, 2017, to address a transitory tariff adjustment on account of the increase foreseen in the Tariff Review. The public hearing resulted in a transitory tariff adjustment authorized through Resolution 120, which determined an 80.8% increase for the natural gas transportation tariff and 29.7% for the CAU. These new tariff schemes came into effect beginning on December 1, 2017.

A further public hearing in connection with the integral renegotiation was conducted on February 20, 2018 to address: (i) a tariff adjustment and, (ii) an incremental tariff resulting from the pipeline system expansion project presented by us to ENARGAS on December 19, 2017, involving the building of 47 miles of pipeline extending from the towns of Mercedes and Los Cardales in the province of Buenos Aires and the installation of a compressor plant at the wellhead. Said project would require an initial investment of U.S.$150 million and would allow the incremental transportation of 388MMcf/d of natural gas, with financing through an investment factor (“k” factor).

As a consequence of the public hearing mentioned above, on March 27, 2018, ENARGAS issued Resolution 310 which stated a tariff increase of 50% for the natural gas transportation tariff and the CAU effective as of April 1, 2018.

On March 27, 2018 through Decree No. 250/2018 (the “Decree 250”), the Executive Branch ratified the 2017 Integral Agreement, following the approval of several governmental authorities, including the Congress. Decree 250 concludes the RTI process and terminates the 2017 Transitional Agreement, representing the final renegotiation of our License with the Government after 17 years of negotiations. As a result of the foregoing (i) we are entitled to the final tariff increase contemplated in Resolution 4362 (finally granted by Resolution 310 mentioned above), and (ii) we and our current and former shareholders must withdraw any claim against the Government related to our business resulting from the Public Emergency Law, including the ICSID Claim, before June 30, 2018.

Semi-annual Adjustment of Tariffs. Under our License, we may be permitted to adjust tariffs semi-annually to reflect changes in PPI and every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS’s approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances.

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

Resolution 4362 provides for a semiannual adjustment mechanism based on changes in the WPI. The increase is not automatic, however, as it requires the prior approval of ENARGAS.

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

Upon expiration of our License, we will be required to transfer to the Government or its designee the essential assets specified in our License as of the expiration date, free of any debt, encumbrance or attachment. If we decide not to participate in a new bidding for a new License term, we will receive compensation equal to the lower of the following two amounts:

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

Environment

In environmental matters, the natural gas transportation business is governed by regulation NAG153 issued by ENARGAS, which sets the guidelines for the implementation of an environmental management system and for the obligation to evaluate the environmental impact of projects.

In addition to this sector-specific regulation, we must comply with the environmental legislation set by each of the seven provinces where the high-pressure trunk gas pipeline system has been installed.

Our production and liquid storage facilities are subject to Law No. 11.459 of industrial establishment of Buenos Aires. Additionally, we must comply with all environmental legislation issued by the province, which tend to include issues like gas emissions, generated waster emissions, use of public waters and return of effluents, among others. Both facilities in the Cerri Complex and Puerto Galván have valid environmental aptitude certificates.

Competition

Our natural gas transportation business, which provides an essential public service in Argentina in accordance with Article No. 1 of the Natural Gas Law No. 24,076 (the “Natural Gas Law”), faces only limited direct competition. Although there are no regulatory limitations on entry into the business of providing natural gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with natural gas distribution companies or end-users to transport a sufficient quantity of gas to justify the capital investment. In view of our current firm transportation contracts with our distribution company customers, and the other characteristics of the markets in which we operate, management believes that it would be very difficult for a new entrant to the natural gas transportation market to pose a significant competitive threat to us, at least in the short to intermediate term. In the longer term, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the natural gas transportation systems and the finding of significant natural gas reserves.

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

During 2017 and 2016, we sold approximately 100% and 96.4%, respectively, of the total volume of Liquids for our own account.

Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic Market” below.

From time to time, during winter we export our LPG products not allocated to the domestic market. For the period from October 1, 2017 to April 30, 2018 we entered into an agreement with Petredec (Europe) Limited. That agreement stipulates monthly sales by us of approximately 16,534 short tons of propane and 16,534 short tons of butane at the international reference price plus a fixed charge per ton sold. This price mechanism is an improvement in the prices obtained in spot sales and brings short-term certainty in the commercialization of our LPG products.

Regarding natural gasoline exports, on July 10, 2017, we entered with Shell Trading U.S. Company an agreement in effect as of January 31, 2018. Within the period ranging from January to July 2017, we conducted spot sales to Shell Trading U.S. Company, taking as basis the reference international price less a discount per metric ton.

For the period ranging from February 1, 2018 to January 31, 2019, we entered into an agreement with Petrobras – Petróleo Brasileiro S.A., the sale price is calculated based on the NWE ARA price minus a fixed discount per ton sold.

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile and Paraguay. Although volumes exported using this modality are lower than exports by sea, they allow us to obtain a larger profit margin.

In spite of unfavorable international prices and higher competition in ethane sales, in 2017 we entered into an agreement with PBB for a one-year term from May 1, 2017 to May 1, 2018, after having operated under short-term agreements from January through April at the beginning of that year. The new agreement creates a certainty scenario during its term of effectiveness, as PBB is our only ethane client.  The current agreement includes, among other conditions, TOP and DOP commitments for minimum annual quantities of 308,644 short tons per year, which is a lower than the TOP quantities included in the 2015 ethane agreement with PBB. If either of the parties does not comply with the TOP or DOP conditions, as applicable, that party is required to compensate the other party for the breach of the minimum annual quantities commitment. Pursuant to the current contract with PBB, in case of a default by PBB with respect to its TOP commitments, PBB will be required to compensate us.

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

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 56.1% in 2017, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports. Since the last quarter of 2014, international prices of LPG have declined significantly, in tandem with the decline in oil prices. However, as mentioned below, in December 2014 and February 2015, the export tax regime was modified to mitigate such decline in international prices. Since January 7, 2017, due to the fact that the Government did not extend the validity of the retentions tax regime, the exports we make are not subject to any retention.

In 2017 propane, butane and natural gasoline average prices recorded year-over-year increases of 58.5%, 42.0% and 25.7%, respectively. This growth was followed by a downward trend, in particular during the end of the fourth quarter of 2017 and in the first months of 2018.

In 2017, our export revenues from the Liquids production and commercialization segment were Ps. 2,676.8 million and represented 21.9% (19.4% for 2016) of our total net revenues and 38.9% (30.2% for 2016) of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,059,319 short tons, and the volume of sales from Liquids exports was 395,956 short tons, representing 37.4% of our total liquids sales volumes. These export volume also include sales made on behalf of third parties. Export revenues from our liquids production and commercialization segment command a price premium, which has declined after the decrease in international prices, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for Liquids on the international markets.

The annual sales of our Cerri Complex for 2017, 2016 and 2015 in short tons were as follows:

	2017	2016	2015
Ethane	311,786	305,861	306,097
Propane	353,561	345,577	346,910
Butane	260,171	244,814	261,872
Natural Gasoline	133,802	108,741	118,229
Total	1,059,319	1,004,992	1,033,109

We anticipate that new oil and natural gas developments in Argentina will provide new opportunities in the liquids production and commercialization business and lead to related increases in revenues from our natural gas transportation and Liquids production and commercialization businesses.

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

On March 9, 2005, the Government enacted Law No. 26,020, which set forth the regulatory framework for LPG industry and commercialization. After its issuance, the Ministry of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles.

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the former Federal Energy Bureau, both creating the framework for selling LPG bottles (the “Households with Bottles Program”) which replaced the programs in force until that time.

The provisions of Law 26,020 set the sale prices of LPG for the local market and the SHR is the body that periodically determines the minimum volume of product that each producer must allocate for commercialization in order to ensure domestic supply. The former Federal Energy Bureau established, through several resolutions, reference prices applicable to sales of LPG containers of less than 45 kilograms and to wholesale LPG sales exclusively to LPG retailers (fraccionadores).

Under the Households with Bottles Program the Ministry of Energy regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. During 2017, the Ministry of Energy issued Resolutions No. 56-E/2017 and No. 287-E/2017, setting the prices at Ps. 2,568 per ton of butane and Ps. 2,410 per ton of propane as of April 2017 and at Ps. 4,302 per ton of butane and Ps. 4,290 per ton of propane as of December 1, 2017. For the year 2016 and the first quarter of 2017, the price for butane was established by Resolution No. 70/2015 at Ps. 650 per ton. The compensation received from the Ministry of Energy was Ps. 550 per ton of butane from April 2015 through March 2018.

Finally, on March 27, 2018 the SHR issued Resolution No. 5/2018 increasing the price paid under the Households with Bottles Program to Ps. 5,416 per ton of butane and Ps. 5,502 per ton of propane, effective as of April 1, 2018.

The Households with Bottles Program requires us to produce and market the LPG volumes required by the Ministry of Energy at prices significantly below the market. This requirement might prevent us from covering production costs, even after giving effect to the subsidy payments that we receive under the agreement, creating a negative operating margin. We have initiated several actions with the Government in order to enjoin the requirement that we sell products with negative operating margins for an extended period. On June 3, 2015, we filed a motion for reconsideration regarding the volumes of LPG that we were required to provide in 2015 under the Households with Bottles Program. In addition, on August 18, 2015 we filed a lawsuit to overturn Resolutions No. 49/15 and 70/15 which implemented the Households with Bottles Program and required us to sell products below their international reference prices. Since the Macri administration took office, prices of products sold under the Households with Bottles Program have been adjusted and we did not continue pursuing legal actions against Resolutions No. 49/15 and 70/15.

On March 16, 2015 through Resolution No. 36/2015, which modified Resolution No. 792/05, the Ministry of Energy set the method to calculate the LPG export parity that would be updated monthly by this agency. These modifications generated an increase in the prices at which the LPG is sold in the local market to those customers who are not reached by the Households with Bottles Program and the Propane Networks Agreement.

Since the Propane Networks Agreement was signed between the Government and producers of LPG, including us, in 2003, we have complied with our commitments under that agreement. Pursuant to the Propane Networks Agreement, which has undergone several extensions, the Ministry of Energy fixed prices and procedures by which it compensates participating companies. The compensation received is calculated as the difference between the sales price established for the domestic market and the GLP-export parity price published monthly by the Ministry of Energy. The compensation is calculated on a monthly basis.

On October 6, 2016, the Ministry of Energy enacted Resolution 212, which establishes the new propane prices for the distribution under the Propane for Networks Agreement, settling at Ps. 800/Tn for Residential Users and General Service P1 and P2, and Ps. 2,100/Tn for General Service P3 users. In 2017, the Ministry of Energy issued Resolutions No. 74 and 474-E/2017 (“Resolution 474”) that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas has been set at Ps. 1,267/ton and Ps. 2,832/ton (in accordance with Resolution 74) and Ps. 1,941.20/ton and Ps. 3,694/ton (in accordance with Resolution 474), respectively, depending on the client to whom the undiluted propane gas is delivered. These price adjustments are framed within the increase path outlined by the Government until 2019, with the aim of reducing the subsidies applied to that effect.

The Government compensates us for our participation in the Households with Bottles Program and the Propane for Networks Agreement. Although we have not received this payment in a timely manner, collections have improved in 2017.

Decree No. 704/2016 provided for the extension of the issuance of Argentine Bonds in U.S. dollars with an annual rate of 8% which will expire in 2020 (“BONAR 2020”) which were used to, among others, the cancellation of the compensation due of related to Propane for Networks Agreement. On June 22, 2016, the Company gave written consent and agreement to the terms and conditions of Decree No. 704/2016 to the Ministry of Energy. Within this letter, TGS accepted the cancellation of the amounts due as compensation for propane networks Agreement until December 31, 2015, according to the methodology of cancellation informed by the SHR, which amounted to Ps. 140,496. On October 5, 2016, TGS received BONAR 2020 for an original nominal value of U.S.$8.0 million.

On March 14, 2017, the Ministry of Energy issued Resolution No. 34/17 authorizing the payment of Ps. 91.6 million corresponding to the compensation due for the participation in the Propane for Networks Agreement from the months of January to March and May to October 2016, which were collected on April 26, 2017. In this sense, during 2017, we received of the SHR the payment of Ps. 216.1 million owed as compensation for the year 2016 and certain months of 2017.

As of December 31, 2017, we recorded a receivable against the Government amounting to Ps. 173.3 million in connection with the Households with Bottles Program and the Propane for Networks Agreement.

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

In order to avoid the damage that would result from the implementation of this increase in the cost for natural gas consumption for liquids producers, including us, we initiated legal actions challenging the application of the Executive Branch decree and the Gas Charge Resolutions against the Government, ENARGAS and MPFIPyS as defendants, and have obtained a preliminary injunction stopping the implementation of the charge against us pending a determination on the merits of the case. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

On March 28, 2016, the Ministry of Energy issued Resolution 28, which instructs ENARGAS to take all the necessary measures to reduce to zero the tariff charge created by Decree No. 2,067/08.  However, Resolution 28 did not repeal the Charge or Resolutions 1982 and 1991, for which reason the judicial actions are ongoing.

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

Since the issuance of Resolution No. 127/08 by the MEF, in November 2007 and March 2008, a variable export tax regime has been in force for natural gasoline, propane and butane, respectively. During 2014, until the enactment of Resolutions No. 1,077/2014 and 60/2015, the minimum effective tax rate was 31.03% when international prices were lower than U.S.$1,028, U.S.$663 and U.S.$678 per metric ton (or U.S.$932, U.S.$601 and U.S.$615 per short ton, respectively). If international prices exceed these amounts, the marginal tax rate applicable to the excess is 100%. Because of this export tax regime, we were unable to obtain post-tax prices of more than U.S.$709, U.S.$457 and U.S.$468 per metric ton (or U.S.$643, U.S.$415 and U.S.$424 per short ton, respectively) of natural gasoline, propane and butane, respectively. Due to international prices, the average effective tax rate for 2014 was 33.7%, 32.8% and 31.5% for natural gasoline, propane and butane, respectively.

On December 30, 2014, the MEF issued Resolution No. 1,077/2014, which modified the nominal rates applicable for the export of oil and oil by-products, including natural gasoline. The withholding tax on exports regime is based on the price of Brent crude oil less 8 U.S.$/bbl (“IP”) as a reference price that is used to determine the applicable rate. When the IP is less than 71 U.S.$/bbl the nominal rate of the withholding tax on export of natural gasoline will be 1%. When the IP is greater than 71 U.S.$/bbl, the rate will be (IP- 70) / 70 x 100. IP was below U.S.$71/bbl throughout 2015 and 2016, and continues to be below that level as of the date of this Annual Report, so the applicable nominal rate for the exports of natural gasoline has been 1%.

In addition, on February 25, 2015, the MEF issued Resolution No. 60/2015, which entered into force on the same date. This resolution modified the variable export tax regime established under Resolution No. 127/08. According to the new methodology, the minimum tax rate is 1% if the international prices for propane and butane are lower than U.S.$464 and U.S.$478 (the “reference value”) per metric ton, respectively. If the propane and butane international prices are higher than the reference value, the tax rate applicable to the selling price is calculated on a sliding scale according to the amount by which the selling price exceeds the cut-off value of U.S.$460 and U.S.$473 per metric ton, respectively. As the international prices remained below the reference value, the applicable nominal rate for the exports of propane and butane has been 1%.

 Beginning on January 7, 2017, natural gasoline, propane and butane exports will not be subject to hydrocarbons withholding. This is because the hydrocarbon export rights scheme created by Law 26.732 and its amendments was not renewed upon its expiration date. For the year ended December 31, 2017, when the average applicable withholding rates were of 1%, the total accrued exports withholding amounted to Ps. 0.7 million.

Competition

The construction and operation of natural gas processing plants located in the Province of Neuquén have represented important competition for our Liquids sector, since our customers could satisfy their product demand with alternative suppliers. This competition was finally mitigated by entering into agreements with natural gas producers that limited their ability to make investments in natural gas processing plants.

For example, at the end of 2000, MEGA finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we have been able to undertake measures to substantially mitigate any negative impact of MEGA. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas (i.e., gas with lower liquids content) arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services.

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

In order to guarantee access to natural gas to be processed in the Cerri Complex, in the past, we obtained the commitment of natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements. From time to time, and as these contracts expire, we renew and sign new agreements with them to replace expiring contracts. The agreements reached in more recent years, have had shorter durations and the contracts in effect do not limit the ability of gas producers to build natural gas processing plants upstream of the Cerri Complex during the term of the agreement. All of these recent agreements contain commitments of such natural gas producers not to reduce the quality of the natural gas that they sell to us. Nevertheless, any decision by such natural gas producers to make modifications to the methodology for injecting natural gas into the pipeline system could result in the receipt of lower quality natural gas, thereby reducing the amount of the Liquids available for extraction and processing in the Cerri Complex.

OTHER SERVICES

Other services activities are not subject to regulation by ENARGAS.

Midstream Services

Through midstream services, we provide integral solutions related to natural gas from the wellhead up to the transportation systems. The services are comprised of gas gathering, compression and treatment, as well as construction, operation and maintenance of pipelines, which are generally rendered to natural gas and oil producers at the wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream, as well as services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters.

In addition, we provide operation and maintenance of pipelines services to our affiliate Gas Link S.A. (“Link”).

In October 2012, ENARGAS issued Resolution No. 3,952/12 which authorized our affiliate Emprendimientos de Gas del Sur S.A. (“EGS”) to transfer its connection pipeline and service offerings in operation to us. The transfer was executed on December 17, 2013.

In September 2017, an agreement was reached with the UT Río Neuquén (made up of YPF, Pampa and Petrobras Brasil) to expand, for the next 10 years, the services provided at the Río Neuquén Plant. To this end, the installation of a natural gas dehydration unit of 71 MMcf/d capacity and the realization of several minor modifications in the plant was committed.

As for the construction services, the connection of the natural gas supply of the General Rojo thermal power plant to the DVS Construcciones S.A. firm was completed in May 2017 and the gas supply work of the Spegazzini thermal power plant, belonging to Generación Mediterránea, was completed in August 2017.

On October 27, 2017, TGS - SACDE UT signed a contract with the Ministry of Energy for the construction of the project of “Expansion of the System of Transportation and Distribution of Natural Gas” in the Province of Santa Fe. This project will generate joint revenue of Ps. 947 million and the maximum execution period was set at 365 days, counted from the signing of the certificate of commencement of the works, held on November 15, 2017. As of the date of issuance of this Annual Report, that construction has begun.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

In line with the strategy of consolidating the business in the medium and long term, Telcosur reached agreements with new clients (ArSAT SA, Techint SA / Tecpetrol SA, SES Sistemas Electrónicos SA, INFA SA and Aluar Aluminio Argentino SAIC) and expanded or renewed existing agreements (Claro - AMX Argentina SA, British Telecom, Centurylink (ex Level 3), Silica Networks Argentina SA, Pan American Energy SA, Transener SA, AESA and Total Austral SA).

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

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,706 miles long, of which 4,745 miles are owned by us. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high-pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/inch2. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2017, is set out in the table below:

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

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the city of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in northern Santa Cruz and southern Chubut provinces. The natural gas pipeline primarily serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca, Puerto Madryn and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Neuba II. Our newest natural gas pipeline, Neuba II, was built in 1988 and is our second pipeline serving the Neuquén Basin. Neuba II was expanded four times between 1996 and 2000, and again in 2008. Neuba II begins at YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II is a principal source of natural gas for the Federal District and the greater Buenos Aires area. In 2008, this pipeline was expanded as a part of the Second Expansion, resulting in the construction of 153 miles of natural gas pipeline.

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

Ancillary Facilities

Cathodic Protection System

Currently, we operate cathodic protection devices, which are located along our main pipelines. The objective of this system is to prevent the corrosion process. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes DC rectifiers, and generators powered by thermic, turbine natural gas engines in locations where no electric lines are available. The system also includes an impressed current anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

Measurement and control of the transport system.

To guarantee the reliability of the facilities and optimize the operation of the transport system, it is necessary to have real-time information from the various measurement and control devices installed throughout our more than 5,904 miles of gas pipelines and 32 compressor plants.

To that effect, we have fiscal measurement stations associated with gas receptions from producer facilities and gas deliveries to our distributors or customers, in addition to the mediation equipment installed in the compressor plants to determine the volumes of pumped gas, fuel and other variable of operational interest.

All the information generated by the field devices is collected by our Electronic Flow Measurement (SCADA/EFM) system, transmitted through or communications infrastructure and centralized at our headquarters. The fiscal mediation information corresponding to volumes and quality of gas coming from the flow computers, which is collected by the system SCADA/EFM and saved in a database for further processing by other corporate applications (mediation system, application system, programming, assignment and control (“SPAC”), system of operational control of the transportation system (“COST”), modeling system of gas pipelines, among others.

In addition, the information is shared in real time with producers, distributors and ENARGAS in order to ensure the required auditability and transparency.

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

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 68,882 short tons of liquids. See “—Item 4. Our information. —B. Business Overview—Liquids Production and Commercialization” above.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 160.7 MMcf/d and a total compression capacity of 32,200 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2017:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	130.7	24,350
Plaza Huincul	30.0	5,160
El Chourrón	-	2,400
Total	160.7	31,810

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

Environmental and Sustainability Policy

Our safety and environment policy establishes a commitment of compliance with the applicable legislation in environmental matters, the prevention of pollution and the continuous improvement of its Sistema de gestión Integrado or SGI. This commitment extends not only to our personnel, but also to contractors who work for, or provide services to, us.

Aligned with our safety and environment policy, the environmental management system is implemented, which is integrated with quality, safety and occupational health management. The SGI is certified according to ISO 9001, ISO 14001 and OHSAS 18001. Described in this framework are the processes that make up environmental management and the responsibilities and procedures associated with each of them.

A requirement of fundamental importance for us is to guarantee compliance with applicable environmental legislation, both in regulatory matters and at the level of the different jurisdictions in which we operate. To put it into practice, we have specific procedures that establish the obligations specific areas and a strategy to monitor the requirements of the authorities that allow for the maintenance of the environmental permits necessary to operate. In the case of projects, the environmental impact assessment is carried out following the requirements of Argentine natural gas rule 153 (NAG153), as well as all presentations, studies and public consultation processes necessary to obtain the environmental aptitude thereof from each local authority. The projects are carried out following the guidelines of the environmental protection plans that arise from the evaluation process.

In the framework of strengthening sustainability management, progress was made in the first stage of the Environmental Improvement Program, with the aim of managing projects that reduce the environmental impact of our operations. A series of projects focused on optimizing the measurements of environmental variables was carried out in order to have a baseline on which to set objectives associated with improvement projects, such as the calculation of the Company’s carbon footprint, and the balance of energy efficiency in the Cerri Complex, Galván Plant and Headquarters. On the other hand, we continue to evaluate technical alternatives with the goal of achieving the “zero effluent” in the Cerri Complex.

Environmental performance is monitored through indicators that show trends in the main variables and serve as a basis to evidence the process of continuous improvement. In turn, the adequacy of the SGI with the certified standards is verified through the annual program of internal audits.

TGS recognizes that caring for the environment in the communities where it carries out its activities is essential to the strength of its business, understanding that business success is based on the ability to be recognized for operational efficiency, social responsibility and a commitment to its character as a citizen company.

The Environmental Improvement Program aims to implement projects through interdisciplinary teams that allow to know/validate the current situation of some environmental impacts. These validations will establish the baseline on which future improvements and investments will be calculated. The impacts considered are gaseous emissions, liquid effluents and energy consumption.

The work methodology consists of collecting information, relieving processes and having reliable data that allows TGS to obtain gas emission inventories, liquid effluent reduction plans and measures for the most efficient use of energy.

The Program of Environmental Improvements seeks to reduce negative environmental impacts, avoid demands for environmental causes and avoid non-compliance with legislation. In order to meet its objectives, the following projects have been developed:

•	Inventory of gaseous emissions.

•	Monitoring of gaseous emissions from the Cerri Complex

•	Zero effluent in Cerri Complex

•	Diagnosis of energy efficiency in Cerri Complex, Puerto Galván and Don Bosco Building.

•	Measurement of the vents generated by the use of seals.

•	Sewage effluent treatment plant in Plaza Huincul.

Prevention and Control of Impacts on the Environment

We have a database that evaluates all activities that may have a significant impact on the environment or risks to the health and safety of our staff and contractors.

The main environmental factors related to our operations are related to emissions to the atmosphere (mainly methane and combustion gases), damage to soils or water courses due to intervention in the pipeline (for maintenance, third-party actions or failures), generation of waste, generation of environmental noise and archaeological or paleontological findings during the execution of works. All of these aspects are evaluated based on their probability of occurrence and the magnitude of the damage they could cause to determine their possible impact. Those environmental aspects resulting significant have one or more associated documents to guarantee adequate operational control.

In order to produce a planned response and an operational method in the event of an incident, emergency or crisis, we issued a crisis plan and particular emergency plans for each site. These plans take into account the possible impact on the community, the environment and the availability of external support services. In particular, in the Cerri Complex of Bahía Blanca, we participate in the APELL Plan, a process of awareness and preparation for emergencies designed by the United Nations, which seeks to provide organized responses in the event of major technological accidents. The objective is to protect the community from human and material losses, as well as to avoid damage to the environment, by preparing a coordinated emergency plan. This program is distinguished from other community experiences of self-protection given it requires the active participation of the community, local government authorities and the industry. In the case of the Galván Plant, the National Contingency Plan (PLANACON) is applied, aimed at responding to environmental emergencies in port areas and with jurisdiction of Prefectura Naval Argentina. It focuses on the mitigation of possible spills of dangerous substances, for which simulations are carried out and a company qualified for a response to spills is hired.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, damage to our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant to a standard D&O insurance. For additional information, see “Item 3. Key Information.—D. Risk Factors.—Risks Relating to Our Business—Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.”

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2017, 2016 and 2015 relate to the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

We maintain our accounting books and records in pesos. Our Financial Statements as of December 31, 2017, 2016 and 2015 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB.

For information relating to the presentation of financial information, see “Presentation of Financial and Other Information.”

Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business at the end of each reporting period, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates, as well as the sensitivity of such policies and estimates:

•	impairment of property, plant and equipment;

•	allowances for doubtful accounts and provisions for legal claims and others; and

•	income tax – deferred tax and tax credits.

Impairment of property, plant and equipment

We consider each of our business segments to be a single cash generating unit (“CGU”). Accordingly, we evaluate the carrying value of our property, plant and equipment (“PPE”) for impairment on a segment-by-segment basis when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

When assessing whether an impairment indicator may exist, we evaluate both internal and external sources of information, such as the following:

•	whether significant decreases in the market values of PPE elements took place;

•	whether prices of the main products and services that are marketed decreased;

•	whether significant changes in the regulatory framework were introduced;

•	whether operating costs suffered a materially increase; and

•	whether evidence of obsolescence or physical damage has occurred.

•	whether the macroeconomic situation in which we carry out our activities, including significant variations in the sale prices of products, raw materials, interest rates, etc., has worsened.

We base our evaluations of property, plant and equipment on the assets’ value in use, its recoverable amount. The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments (iii) projections of the future costs to be incurred, (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is our weighted average cost of capital.

When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down. We base our impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of our CGUs to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. Consistent with the requirements of IFRS, for longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Impairment losses of continuing operations are recognized in the statement of comprehensive income in those expense categories consistent with the function of the impaired asset generally in the cost of sales or other operating expenses.

No impairments indicators were identified during the year ended December 31, 2017.

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

We have certain contingent liabilities with respect to legal and regulatory proceedings. We accrue liabilities when it is more likely than not that future expenses will be incurred and such expenses can be reasonably estimated. Such provisions are based on developments as of the time the provisions are made, estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

We believe that our accounting policies relating to the allowances for doubtful accounts and provision for legal and other claims are “critical accounting policies” because:

•	it requires our management to make estimates and assumptions that are highly susceptible to change from period to period; and

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

On December 29, 2017, the Executive Branch promulgated and put into effect the Tax Reform. Among other topics, this reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 35%, 30% and 25% for fiscal periods 2017, 2018 through 2019 and 2020 onwards, respectively.

Since these regulations were published in the Argentine Official Gazette and are in full force, for the calculation of deferred assets and liabilities, we estimate the reversal of the deferred items and the tax rates applicable in the period in which the asset is expected to be realized or the liability is expected to be canceled.

As of December 31, 2017 and 2016, we do not maintain any income tax loss carry forward.

Entities in Argentina are subject to the Impuesto a la Ganancia Mínima Presunta (the tax on minimum presumed income, “TOMPI”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the TOMPI. The TOMPI payable is calculated on an individual entity basis at the enacted tax rate of 1% and is based upon our taxable assets as of the end of the year. Any excess of the TOMPI over the current income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When we assess that it is probable that we will use the TOMPI payment against future taxable income tax charges, we recognize the TOMPI as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Consolidated Statement of Financial Position. At December 31, 2017 current income tax owed exceeded TOMPI, thus we have not recorded any TOMPI payable.

In accordance with the provisions of article 76 of Law No. 27,260, the TOMPI has been repealed for the periods beginning on or after January 1, 2019.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine sociedad anónima and all of our operations and operating assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. In particular, these factors affect our operating costs and revenues.

Since the onset of the severe economic crisis in Argentina in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar; (ii) high inflation since 2002; and (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the tariff for the transportation and distribution of natural gas. Regarding our Liquids Production and Commercialization business segment, in the past the Government has intervened in the market to implement measures to limit exports and limit selling prices. In addition, LPG and natural gasoline prices are set by reference to international prices, which suffered sharp decreases in 2014 and 2015, but recovered by the end of 2016.

For the year ended December 31, 2017, 56.1% and 37.2% of our net revenues were attributable to our Liquids production and commercialization segment and to our natural gas transportation business, respectively.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

	2017	2016	2015	2014	2013
WPI (1)	18.8	34.5	10.6	28.3	14.7
CPI (2)	24.8	36.1	23.6	23.9	10.9
Devaluation of pesos vs. dollar (in %)	17.4	9.3	52.5	31.1	32.6
Real GDP (pesos of 2004) (% change)	3.9	(2.3)	2.6	(2.6)	2.3)
Industrial production (% change)	1.8	(4.6)	0.1	(2.5)	(0.2)
Transportation services tariffs increase	182.0	200.1	44.3	20.0	-

(1)
For the year 2015, the latest information published by the INDEC refers to October 2015. This rate (which contains ten months accumulated), was complemented with November and December 2015 Consumer Price Index average rates for these two months published by the Province of San Luis and the City of Buenos Aires (7.8%).

(2)
Since June 2016, the INDEC began to gradually publish CPI information for the period May – December 2016. As of the date of issuance of this Annual Report the CPI for the first four months of 2016 has not been published. As a consequence of the lack of information, we completed the missing information with Consumer Price Index average rates for these four months published by the Province of San Luis and the City of Buenos Aires (16.6%).

Source: INDEC, Banco Nación Argentina, Statistical Agencies for the Province of San Luis and CABA.

The lack of adjustments to our natural gas transportation tariffs and sustained cost increases over the years have resulted in a substantial deterioration in the operating results of our natural gas transportation segment.

Year to year fluctuations in our net income are a result of a combination of factors, including primarily:

•	the volume of liquids products we produce and sell;

•	changes in international prices of LPG and natural gasoline;

•	regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG);

•	changes in the input costs related to the liquids production and commercialization segment, including the Gas Charge Resolutions;

•	the availability of natural gas and its richness;

•	fluctuation in the Argentine peso / U.S. dollar exchange rate;

•	the tariffs we are permitted to charge in our Natural Gas Transportation business segment;

•	local inflation and its impact on costs expressed in Argentine pesos; and

•	other changes in laws or regulations affecting our operations, including tax matters.

Consideration of the effects of inflation

Argentina has faced and continues to face inflationary pressures. During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. Inflation increases also have a negative impact on our cost of sales, selling expenses and administrative expenses. We cannot give any assurance that increased costs as a result of inflation will be offset in whole or in part with increases in prices of our products and services.

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measure at the reporting date of the reporting period. IAS standard lists a series of factors that should be considered in determining whether an economy is hyperinflationary, including whether the cumulative rate of inflation over in three years approaches or exceeds 100%.

In January 2007, the INDEC modified its methodology for calculating the CPI in order to reflect the CPI for the Great Buenos Aires Area (CPI-GBA). Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC’s official inflation data (as well as other economic data affected by inflation data). In January 2014, the Government established the IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of the country and the City of Buenos Aires. The methodological and geographic differences in the calculation of the CPI-GBA and the IPCNu caused the Government to decide to discontinue its publication.

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

Moreover, as a result of the slowdown in inflation beginning in the second half of 2016 and the expectations of the Government to continue programs designed to reduce inflation (for the year 2017 the CPI reported by the INDEC was 24.8% in comparison with 2016’s CPI of 37.8%, considering average CPI of the province of San Luis and the City of Buenos Aires for the period May through December 2016), the Argentine peso does not meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29. Even so, many of our operating costs such as wage costs and prices for inputs and services, have increased materially in recent years.

Hence, the Financial Statements included elsewhere herein have not been restated into constant currency. Notwithstanding the above, in recent years, certain macroeconomic variables affecting our business, such as the cost of labor, the exchange rate of the Argentine peso to the U.S. dollar and the prices of our inputs and services, have experienced significant annual changes, which, although they may not surpass the levels established in IAS 29, are significant and should be considered in the assessment and interpretation of our financial performance reported in this Annual Report.

Argentine Macroeconomic Outlook for 2018

Since the Macri administration took office on December 10, 2015, the new authorities have been taking different measures to enable Argentina to begin a path of sustainable growth, lower inflation, a reduction of the fiscal deficit, regaining access to credit markets, production of reliable statistics and correcting imbalances in the relative prices of certain goods and services in the economy. These measures have included: (i) the issuance of Decree No. 55/2016, which declared a national statistic emergency and granted INDEC the necessary tools to restore international credibility regarding the indexes that it publishes; (ii) relaxation of foreign exchange controls, (iii) the settlement of claims by holdout bondholders; (iv) the Tax Reform which reduces taxes for commercial companies and encourage private investment in Argentine economy, (v) the elimination or reduction of taxes on exports in order to improve the situation of regional economies; and (vi) the process of adjustment of public services rates, including those collected by the Natural Gas Transportation business segment.

In addition, on December 28, 2017, Congress passed the Pension Reform Law, with the goal of improving the sustainability and predictability of Argentina’s pension program, while still protecting the most vulnerable persons. To that effect, the Pension Reform Law modified the basic formula for the periodic adjustment of retirements, pensions and the Universal Child Allowance (Asignación Universal por Hijo).

The Pension Reform Law also modified Section 252 of the Labor Law No. 20,744 by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings (compared to age 65 under the prior regimen). Public sector employees are excluded from the foregoing provision.

At the date of issuance of this Annual Report there is uncertainty regarding the impact that these and other measures that the Government can take will have on key macroeconomic variables and particularly on the energy sector.

New accounting pronouncements not adopted as of December 31, 2017

IFRS 15, Revenue from Contracts with Customers:

In May 2014, IFRS 15 was issued which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and allows for early adoption. We will adopt this standard on January 1, 2018, and have elected to use the modified retrospective approach. To do so, the initial application of this standard is retroactively recognized as an adjustment to the opening balance of accumulated earnings as of January 1, 2018 and the comparative information is not adjusted.

After performing its analysis, our Management has concluded that the current income recognition practices are in accordance with current IFRS, which are substantially consistent with the requirements of IFRS 15 and the adoption of this standard is not expected to have a material impact on our consolidated financial statements. Thus, no material adjustments required upon adoption have been noted to date.

IFRS 9, Financial Instruments:

In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018. The standard introduces a new model for the classification and measurement of financial assets, a new expected credit loss model for the measurement of the impairment of financial assets. We will adopt this standard effective January 1, 2018. Management has assessed financial assets and liabilities as of December 31, 2017 in order to determine the impact that its classification and measurement could have on its financial situation and results of operations. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

IFRS 16, Leases:

In January 2016, IFRS 16 was issued which establishes the new model of accounting for leasing transactions. This standard replaces the current guidance on the accounting for such transactions in IAS 17 “Leases” and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases.

The Company is currently assessing the impact of IFRS 16 and as of the date of this Annual Report is not reasonably possible to determine its impact.

IFRIC Interpretation 23, Uncertainty over Income Tax Treatments:

This interpretation clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax basis, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.  The Company is analyzing the impact of IFRIC 23, and as of the date of this Annual Report is not reasonably possible to determine its impact.

IFRIC 22 Foreign Currency Transactions and Advance Consideration:

This interpretation refers to the determination of the “transaction date” that determines the exchange rate to be used in the initial recognition of an asset, expense or income related to an entity that received or paid a foreign currency advance. Applies to foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the receipt or payment of advance consideration before the entity recognizes the related asset, expense or income. For the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or income, the transaction date is the date on which the non-monetary asset or liability derived from the receipt or payment of the advance is recognized. This interpretation applies to fiscal years beginning on or after January 1, 2018. The initial application may be retroactive or prospective from: (i) the beginning of the period in which it is applied; or (ii) the beginning of an earlier comparative period.

The Company believes that the adoption of this standard will not have an impact on its financial position or on its results of operations given that its accounting policies are in line with this interpretation.

Discussion of Results of Operations for the Years Ended December 31, 2017 and 2016

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2017 and 2016, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2017	2016	Variation	Percentage change
Revenues from sales	12,246.7	7,402.2	4,844.5	65.4
Operating costs	(6,191.4)	(4,198.0)	(1,993.4)	47.5
Depreciation	(331.9)	(238.0)	(94.0)	39.5
Costs of sales	(6,523.3)	(4,435.9)	(2,087.4)	47.1
Gross profit	5,723.3	2,966.3	2,757.1	92.9
Administrative and selling expenses	(902.9)	(668.9)	(234.0)	35.0
Other operating loss	(104.4)	(65.5)	(38.8)	59.2
Operating profit	4,716.1	2,231.8	2,484.2	111.3
Net financial results	(568.0)	(813.4)	245.4	(30.2)
Share of profit from associates	0.2	1.5	(1.3)	(87.5)
Income tax expense	(1,355.0)	(489.3)	(865.7)	176.9
Total net income and total comprehensive income	2,793.3	930.7	1,862.6	200.1

Year 2017 Compared to Year 2016

Total comprehensive income

For the year ended December 31, 2017, we reported total net income and total comprehensive income of Ps. 2,793.3 million, in comparison to the total net income and total comprehensive income of Ps. 930.7 million reported 2016.

The positive variation in the comprehensive net results for fiscal year ended December 31, 2017, was mainly attributed to the increase of the operating profit of Ps. 2.484,2 million and a decrease of Ps. 245.4 million in net financial expense.

The material factors affecting total comprehensive income were as follows:

•
Net revenues reached Ps. 12,246.7 million, an increase of Ps. 4,844.5 million compared to the 2016 fiscal year. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Liquids Production and Commercialization segments, which grew by 118.5% or Ps. 2,472.5 million and 44.2% or Ps. 2,106.9 million, respectively.

•
Operating costs, including depreciation of fixed assets, increased by Ps. 2,087.4 million, or 47.1% over 2016 fiscal year, primarily as a result of an increase in the price of natural gas used as replacement for thermal plant reduction at the Cerri Complex combined with butane purchases made to supply the local market, higher charges for maintenance of fixed assets and depreciation and an increase in labor costs.

•	Administrative and selling expenses rose by Ps. 234.0 million, or 35.0% over 2016 fiscal year.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2017 and 2016 represented 53.3% and 59.9%, respectively, of net revenues reported in these years. This decrease in the cost of sales as a percentage of revenues is primarily the result of a 65.4% increase in net revenues mainly due to natural gas transportation services tariff increases, while cost of sales increased a lower rate.

Administrative and selling expenses for the years ended on December 31, 2017 and 2016 represented 7.4% and 9.0%, respectively, of net revenues reported in both of these years.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2017 and 2016.”

Share of profit from associates

For the year ended December 31, 2017, we recorded a profit from our investment in associates of Ps. 0.2 million, compared to the profit of Ps. 1.5 million recorded for 2016.

Net Financial Results

Net financial results for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
	(in millions of pesos)
Financial income
Interest income	87.4	100.4
Fair value gains on financial instruments through profit and loss	274.6	169.9
Foreign exchange gain	360.2	135.0
Subtotal	722.2	405.3
Financial expenses
Interest expense	(516.6)	(470.7)
Foreign exchange loss	(718.9)	(712.5)
Derivative financial instruments results	-	(8.9)
Other financial charges	(103.6)	(66.4)
Less: Capitalized borrowing costs	49.0	39.7
Subtotal	(1,290.1)	(1,218.7)
Total	(568.0)	(813.4)

The positive variation in net financial results is largely owed to the lesser negative exchange rate difference, net by Ps. 218.7 million, as a consequence of lower liabilities denominated in United States dollars in the year 2017. The exchange rate for the United States dollars as of December 31, 2017 was Ps. 18.6490 representing an increase of 17.4% (or Ps. 2.76 per each U.S. dollar) compared to the exchange rate recorded at the closing of 2016. As of December 31, 2016 the exchange rate increased by 21.9% (or Ps. 2.85 per each U.S. dollar) compared to the rate in effect at the closing of 2015.

Additionally, in 2017 there were higher financial revenues related to interests earned by financial assets, as a result of an increase in the amounts invested, even though the interest rate applicable to such investments were lower compared to the same period of the previous year.

All the positive effects described above were partially offset by increased financial expenses generated by liabilities as a consequence of higher accrued interests related to financial leasing and exchange rate depreciation.

Income tax

For the year ended December 31, 2017, we reported an income tax expense of Ps. 1,355.0 million, compared to the loss reported in 2016 of Ps. 489.3 million. This increase in income tax expense was due to the higher taxable income generated in the year 2017 and was partially offset by the positive variation recorded in the balance of the deferred tax liability amounting Ps. 102.6 million, as a consequence of the enactment of the Tax Reform that, among other things, established the reduction in the applicable tax rate for the income tax beginning in fiscal year 2018.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2017 and 2016

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2017 and 2016:

	Year ended December 31,

	2017	2016	Variation	Percentage Change
	(in thousands of Pesos)
Natural Gas Transportation
Revenues from sales(1)	4,559.7	2,087.2	2,472.5	118.5
Cost of sales	(1,695.2)	(997.6)	(697.5)	69.9
Gross profit	2,864.6	1,089.6	1,775.0	162.9
Administrative and selling expenses	(576.9)	(386.0)	(190.9)	49.5
Other operating expense	(126.0)	(44.7)	(81.3)	182.1
Operating profit	2,161.6	658.9	1,502.7	228.1

Liquids Production and Commercialization
Revenues from sales	6,875.2	4,768.3	2,106.9	44.2
Cost of sales	(4,428.8)	(3,218.9)	(1,209.8)	37.6
Gross profit	2,446.5	1,549.4	897.1	57.9
Administrative and selling expenses	(223.0)	(213.0)	(10.0)	4.7
Other operating income / (expense)	27.3	(19.1)	46.4	(242.3)
Operating profit	2,250.7	1,317.2	933.5	70.9

Other services
Revenues from sales	735.8	485.9	250.0	51.5
Cost of sales	(353.7)	(187.8)	(165.9)	88.3
Gross profit	382.2	298.0	84.1	28.2
Administrative and selling expenses	(89.3)	(59.0)	(30.3)	51.3
Other operating expense	(5.8)	(1.3)	(4.5)	356.6
Operating profit	287.1	237.8	49.4	20.8

Telecommunications
Revenues from sales	75.8	60.8	15.0	24.7
Cost of sales	(45.7)	(31.5)	(14.2)	45.0
Gross profit	30.1	29.3	0.9	2.9
Administrative and selling expenses	(13.7)	(10.8)	(2.9)	26.3
Other operating income / (expense)	0.2	(0.5)	0.6	(133.9)
Operating profit	16.6	18.0	(1.4)	(7.7)

(1)	Net of intersegment revenues of Ps. 150.4 million and 71.1 million for the fiscal years 2017 and 2016, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 37.2% and 28.2% of our total revenues during the years 2017 and 2016, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation. As discussed above, since 2002, significant inflation and depreciation of the peso, combined with a lack of compensating tariff increases, has resulted in a deterioration of the results of operations in this segment.

For additional information regarding the history of our discussions with various Governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

During 2017, the Natural Gas Transportation business segment recorded an operating profit of Ps. 2,161.6 million, compared to the Ps. 658.9 million recorded in 2016. The main factors that affected the results of operations of this segment compared to 2016 are the following:

•	Revenues from the Natural Gas Transportation business segment increased by Ps. 2,472.5 million for the year 2017 compared to 2016.

•
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2017 and 2016, respectively, amounted to Ps. 3,557.1 million and Ps. 1,485.2 million. The increase is mainly due to the combined effect of: (i) the full application during the 2017 fiscal year of the tariff increase granted by Resolution 3724, later complemented by Resolution 4054, both issued by ENARGAS, which established the tariff increase of 200.1%, (ii) the 64.2% increase granted by Resolution 4362 and (iii) to a lesser extent of the 81.1% tariff increase granted by ENARGAS Resolution 120 effective as of December 1, 2017.

•
Revenues related to interruptible natural gas transportation service increased by Ps. 252.9 million, from Ps. 313.7 million to Ps. 566.6 million. The increase mainly resulted from the tariff increase discussed above.

•
Revenues relating to the CAU amounted to Ps. 265.2 million and Ps. 215.8 million for the years ended December 31, 2017 and 2016, respectively. The value of the CAU is much less than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. Since December 1, 2017, the CAU increased by 29.7% in accordance with ENARGAS Resolution 120. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU.

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2017 increased by Ps. 888.5 million, from Ps. 1,383.6 million to Ps. 2,272.1 million, as compared to the year ended December 31, 2016. This increase was mainly attributable to: (i) an increase of Ps. 404.0 million in ordinary maintenance expenses for the pipeline and other fixed assets primarily resulting from our commitments with ENARGAS, (ii) a higher technical assistance fee accrued of Ps. 106.0 million, (iii) higher labor costs relating to the joint negotiations with trade unions during 2017, amounting to Ps. 183.3 million and (iv) higher turnover tax of Ps. 125.0 million.

•	The negative variation in other operating expenses mainly resulted from a Ps. 72.3 million decrease in certain non-financial assets.

•	During 2017, we received transitory tariff increases totaling 182%.

Regarding the tariff increase discussed in the above-mentioned public hearing, on March 27, 2018, ENARGAS issued Resolution 310 with the tariff charts including a 50% increase in the natural gas transportation service tariff and the CAU corresponding to the non-automatic semiannual tariff increase granted by Resolution 4362 and the close of the RTI process after 2017 Integral Agreement coming into force.

The Mercedes – Cardales project will include the construction of 47 miles of a natural gas pipeline that will run between the towns of Mercedes and Los Cardales in the province of Buenos Aires and the installation of a plant compressor in header. We estimate that this project would require an initial investment of U.S.$150 million and would allow the incremental transportation of 388MMcf/d of natural gas. As of the date of issuance of this Annual Report, ENARGAS is reviewing our proposal with respect to the Mercedes – Cardales project.

Liquids Production and Commercialization Segment.

Unlike the natural gas transportation segment, revenues of the Liquids production and commercialization segment are not subject to full regulation by ENARGAS and the Ministry of Energy. However, in recent years, the Government has enacted a number of laws and regulations that have limited our ability to receive the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the Cerri Complex. See “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization—Regulation” for more information.

The Liquids production and commercialization segment represented 56.1% and 64.4% of our total net revenues during the years ended December 31, 2017 and 2016, respectively. Production and Commercialization of Liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

During 2016, we processed on behalf of our customers only 3.6% of the volume sold. For the fiscal year 2017, 100% of our sales were made for our account.

All ethane produced by our Liquids segment in the year ended December 31, 2017 was sold locally to PBB. After the agreement in force between May 1, 2016 and May 1, 2017 expired, on August 1, 2017 we were able to conclude its renegotiation with PBB. The new agreement, with retroactive effect as of May 1, 2017, has similar terms as the previous contract. It also provides TOP and DOP clauses, which allow us to obtain a minimum of revenues irrespective of the volumes purchased by PBB.

Our ethane sales for the years 2017 and 2016 represented 31.1% and 38.7% of our Liquids Production and Commercialization net revenues. For this reason, any decrease in the volumes of ethane sold to PBB may have a negative impact on our net revenues.

In 2017, we sold 57.3% of our production of LPG in the local market to LPG marketers, compared to 59.3% in 2016, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2017 and 2016 was exported. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2017 and 2016 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2017 compared to year ended December 31, 2016
	(volumes in short tons)		(volumes in short tons)
	2017	2016	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	311,786	305,861	5,925	1.9
Propane	194,665	194,447	217	0.1
Butane	156,912	155,842	1,070	0.7
Subtotal	663,363	656,151	7,212	0.1

Exports
Propane	158,895	151,129	7,767	5.1
Butane	103,259	88,972	14,287	16.1
Natural Gasoline	133,802	108,741	25,061	23.0
Subtotal	395,956	348,842	47,114	13.5
Total Liquids	1,059,319	1,004,992	54,327	5.4

Export revenues from our Liquids production and commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Exports.”

For several years, until the end of 2016, a variable export tax regime has been in force for natural gasoline, propane and butane, respectively. During 2015, to address declining international prices, the Government introduced several changes to the mechanism used to calculate the export taxes. These changes partially offset the impact of lower prices of propane, butane and natural gasoline during 2016, compared with previous years. The export tax regime expired at the end of 2016. During the year ended December 31, 2016, when the applicable average rates were 1%, the total withholdings on exports accrued was Ps. 11.1 million.

We cannot offer any assurance regarding the absence of withholding export taxes or the rate of any such taxes that may be imposed in the future.

In the domestic market, the Ministry of Energy has recently issued a series of measures that are expected to reduce the negative impact that the decrease in the international reference prices and the cost of natural gas have on our operating income. These measures include an increase in the sale price and the compensation from selling propane and butane bottles under the Households with Bottles Program, as well as the Ministry of Energy’s modification of the methodology for calculating the export parity price of the propane and butane sold in the domestic market.

Butane and propane price commercialized under the Households with Bottles Program is determined by the SHR, the Hydrocarbon Resources Secretariat, which in 2017 issued Resolutions N° 56-E/2017 and N° 287-E/2017, setting the prices at Ps. 2,568 per ton of butane and Ps. 2,410 for propane as of April 2017 and at Ps. 4,302 per ton of butane and Ps. 4,290 per ton of propane as of December 1, 2017. For the year 2016 and the first quarter of 2017, the price was established by Resolution N° 70/2015 at Ps. 650 per ton of butane. The compensation received from the Ministry of Energy is currently at Ps. 550 per ton of butane, which has remained unchanged since April 2015.

Finally, on March 27, 2018 the SHR issued Resolution No. 5/2018 increasing, from April 1, 2018, the price paid under the Households with Bottles Program to Ps. 5,416 per ton of butane and Ps. 5,502 per ton of propane. The compensation paid to us remained without modification at Ps. 550 per ton of butane.

Under this agreement, we collect compensation from the Government, which is calculated taking into consideration the export parity price published monthly by the Ministry of Energy.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2017, the Liquids Production and Commercialization business segment recorded operating income of Ps. 2,250.7 million, compared to Ps. 1,317.2 million in 2016. The main factors that affected the results of operations for this segment compared to 2016 were the following:

•
Segment revenue increased by Ps. 2,106.9 million in 2017, compared with the previous year. This increase is mainly due to increases of: (i) Ps. 982.8 million as a result higher reference international prices, (ii) Ps. 517.1 million resulting from higher volumes sold for our own account, (iii) Ps. 476.4 million as a result of depreciation of the Argentine peso against the U.S. dollar, and (iv) Ps. 189.4 million in the price of the butane received under the Households with Bottles Program.

•
In 2017 propane, butane and natural gasoline average prices recorded year-over-year increases of 58.5%, 42.0% and 25.7%, respectively. This growth was followed by a downward trend, in particular during the end of the fourth quarter of 2017 and the first months of 2018.

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting in a negative operating margin on domestic sales of LPG.

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2017 increased by Ps. 1,219.8 million, from Ps. 3,432.0 million to Ps. 4,651.8 million, as compared to the year ended December 31, 2016. This increase was mainly due to: (i) the rise in the price of natural gas that we are required to purchase in replacement of the energy content we extract from the gas stream or (Replenishment Thermal Plant, or “RTP”) as part of the Liquids processing business of Ps. 969.2 million, (ii) higher technical assistance fee of Ps. 71.3 million, (iii) labor costs of Ps. 99.3 million and (iv) higher turnover tax of Ps. 23.6 million. These effects were partially offset by a lower bad debt charge of Ps. 40.1 million and a decrease in the withholding tax on exports of Ps. 10.4 million.

In 2017, we fulfilled our propane and butane term agreement entered into in October 2016 with Geogas Trading S.A. Under this agreement, which expired on April 30, 2017, we sold propane and butane volumes monthly nominated by the client at an international reference, plus a fixed premium per ton of dispatched product.

For the period from October 1, 2017 to April 30, 2018, we sell our LPG exports to Petredec (Europe) Limited. This agreement contemplates similar conditions to the one that expired on April 30, 2017 but implies an improvement for us in terms of premium per ton. It stipulates monthly sales by us of approximately 16,534 short tons of propane and 16,534 short tons of butane at the international reference price plus a fixed charge per ton sold. This price mechanism represents an improvement in the prices obtained in spot sales and brings short-term certainty in the commercialization of such products. This agreement replaced the agreement with Geogas Trading S.A.

As in former years, in the period ranging from May to September 2017, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of propane and butane.

Regarding natural gasoline exports, on July 10, 2017, we entered with Shell Trading US Company an agreement in effect until January 31, 2018. Within the period ranging from January to July 2017, we conducted spot sales to said client, taking as basis the reference international price less a discount per metric ton.

For the period ranging from February 1, 2018 to January 31, 2019, we entered a new agreement with Petrobras Global Trading S.V.

Additionally, we export to Chile and Paraguay by land. Although volumes exported under this modality are lower than volumes exported by sea, which increased over the last several years, allowing us to capitalize a higher operative margin.

As described in “Item 4. Our Information— B. Business Overview—Liquids Production and Commercialization—Regulation,” in 2008, the Executive Branch created the gas charge through Decree No. 2,067/08. The gas processing charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas on December 1, 2011. This modification in the charge meant an increase of approximately 726.5% of the charge created by Decree No. 2,067/08 for the financing of natural gas imports. We are currently challenging the increased gas charge before the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires. In July 2012, this court issued a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and NAFISA, as collection agents, not to bill or attempt to collect from us the gas processing charge, and permitting us to continue the billing and collection of the amounts stated prior to the issuance of the Gas Charge Resolutions, pending resolution of the dispute. On March 14, 2018, we obtained a new extension of the precautionary measure over the action for annulment of the Gas Charge Resolutions. This new extension will be valid until September 2018 or up to the time of the issuance of the final resolution, whichever occurs later. Although, as of April 1, 2016, we are no longer required to pay the Gas Charge due to the enactment of the Ministry of Energy’s Resolution 28, we continue to request the extension of the precautionary measure since the aforementioned resolution leaves without effect the administrative acts that established the value of the Gas Charge as of was sanction, but nothing disposes with respect to the amounts accrued in the past that we did not pay as a consequence of having the precautionary measure. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Tax Claims.”

We have not recorded the increase of the charge for gas consumption since July 2012, when we obtained the injunction. If the injunction had not been obtained, the impact of the Gas Charge Resolutions, assuming that we were able to recover the charge in the sale price of our Liquids, would have had a significantly negative impact on our future results of operations.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities, related to construction, operation and maintenance of pipelines and compressor plants.

During 2017, the other services business segment recorded an operating profit of Ps. 287.1 million, compared to Ps. 237.8 million in 2016. The main factors that affected the results of operations of this segment during 2017 are the following:

•
Net revenues increased by Ps. 250.0 million primarily due to the higher sales associated with: (i) natural gas compression and treatment services of Ps. 101.4 million, (ii) operation and maintenance services of Ps. 54.9 million and (iii) construction engineering works of Ps. 41.5 million. On the other hand, the exchange rate variation had a positive effect of Ps. 49.7 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 196.1 million, mainly due to increases in: (i) depreciations (Ps. 62.6 million), (ii) labor costs (Ps. 45.6 million), (iii) costs of services rendered to third parties (Ps. 28.6 million), and (v) turnover tax (Ps. 19.9 million).

On April 3, 2018, we signed a concession agreement with the province of Neuquén and Gas y Petróleo de Neuquén S.A., which allows us to invest in gathering pipelines and treatment plants that will permit the injection of the natural gas proceeding from the existing gas projects in the basin to Neuba II natural gas pipeline. The gathering pipeline, which will connect the Rincón La Ceniza area to the main transportation systems, will have a transportation capacity of 1.3 Bcf/d -expandable to 2.0 Bcf/d-, a length of 57 miles, a 36” diameter and will operate at a 97 Kg/cm2 pressure. The conditioning plant, which will adapt the quality of the natural gas before it enters the main natural gas transportation pipelines, will have an initial capacity of 177 MMcf/d, expandable in modules up to 2.0 Bcf/d.

The amount of the investment related to the project’s first stage amounts to U.S.$250 million and its execution will be implemented throughout the rest of the year 2018 and during part of the year 2019.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur.

During 2017, the Telecommunications business segment recorded an operating profit of Ps. 16.6 million, compared to Ps. 18.0 million in 2016. The main factors that affected the results of operations of this segment during 2017 are the following:

•
Net revenues increased by Ps. 15.0 million in the year ended December 31, 2017 when compared to 2016. The positive variation was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar.

•	Costs of sales, administrative and selling expenses increased by Ps. 17.0 million, due mainly to higher labor cost of Ps. 11.0 million and turnover tax of Ps. 1.4 million.

Discussion of Results of Operations for the Years Ended December 31, 2016 and 2015

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2016 and 2015, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2016	2015	Variation	Percentage change
Revenues from sales	7,402.2	4,226.6	3,175.6	75.1
Operating costs	(4,198.0)	(2,508.9)	(1,689.0)	67.3
Depreciation	(238.0)	(251.0)	13.0	(5.2)
Costs of sales	(4,435.9)	(2,759.9)	(1,676.0)	60.7
Gross profit	2,966.3	1,466.7	1,499.6	102.2
Administrative and selling expenses	(668.9)	(443.0)	(225.9)	51.0
Other operating expenses	(65.5)	(335.5)	269.9	(80.5)
Operating profit	2,231.8	688.2	1,543.6	224.3
Net financial results	(813.4)	(974.2)	160.8	(16.5)
Share of profit from associates	1.5	0.3	1.3	499.2
Income tax (expense) / gain	(489.3)	113.6	(602.9)	(530.9)
Total net income and comprehensive income / (loss)	930.7	(172.1)	1,102.8	640.7

Year 2016 Compared to Year 2015

Total comprehensive income

For the year ended December 31, 2016, we reported total comprehensive income of Ps. 930.7 million, in comparison to the total comprehensive loss of Ps. 172.1 million reported 2015.

The positive variation in the comprehensive net results for fiscal year ended December 31, 2016, was mainly attributed to the increase of the operating profit of Ps. 1,543.6 million and a decrease of Ps. 160.8 million in net financial expense.

The material factors affecting consolidated operating were as follows:

•
Liquids Production and Commercialization net revenues increased by Ps. 1,860.6 million primarily because of the effect that the increase in the exchange rate (Ps. 1,539.7 million) had on sales denominated in U.S. dollars.

•
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

•
The implementation of the tariff increase approved by Resolutions 3724 and 4054, which resulted in an increase of Ps. 1,033.4 million in net revenues from the Natural Gas Transportation business segment.

•	These positive effects were partially offset by the increase in variable production costs in the Liquids Production and Commercialization segment, as well as increases in other operating costs.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2016 and 2015 represented 59.9% and 65.3%, respectively, of net revenues reported in these years. This decrease in the cost of sales as a percentage of revenues is due to an increase in net revenues 75.1% higher than the increase in costs of sales 60.7%.

Administrative and selling expenses for the years ended on December 31, 2016 and 2015 represented 9.0% and 10.5%, respectively, of net revenues reported in both of these years.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2016 and 2015.”

Share of profit from associates

For the year ended December 31, 2016, we recorded a profit from our investment in associates of Ps. 1.5 million, compared to the profit of Ps. 0.3 million recorded for 2015.

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

Negative financial expenses for the year ended December 31, 2016, amounted to Ps. 813.4 million, compared to Ps. 974.2 million reported during the year 2015. This decrease of Ps. 160.8 million is mainly due to lower losses generated by the impact in the variation of the Argentine peso exchange rate against the U.S. dollar during 2015 of Ps. 299.5 million. In addition, the net negative financial results suffered a slight positive variation as a consequence of the higher return from the financial investments. This effect was partially offset by the higher interest charge on financial liabilities due to the exchange rate effect.

Finally, these effects were partially offset by the decrease of Ps. 137.5 million (loss of Ps. 8.9 million for the year 2016 vs. profit of Ps. 128.5 million for the year 2015) in the income generated by derivative financial instruments.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2016 and 2015

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales(1)	2,087.2	1,014.0	1,073.2	105.8
Cost of sales	(997.6)	(758.5)	(239.1)	(31.5)
Gross profit	1,089.6	255.5	834.0	326.4
Administrative and selling expenses	(386.0)	(220.7)	(165.3)	(74.9)
Other operating expense	(44.7)	(333.0)	288.3	86.6
Operating profit / (loss)	658.9	(298.2)	957.1	320.9

Liquids Production and Commercialization
Revenues from sales	4,768.3	2,907.8	1,860.6	64.0
Cost of sales	(3,218.9)	(1,869.4)	(1,349.5)	(72.2)
Gross profit	1,549.4	1,038.4	511.0	49.2
Administrative and selling expenses	(213.0)	(172.3)	(40.8)	(23.7)
Other operating expense	(19.1)	(2.7)	(16.5)	(619.0)
Operating profit	1,317.2	863.5	453.8	52.6

Other services
Revenues from sales	485.9	260.6	225.3	86.4
Cost of sales	(187.8)	(108.6)	(79.2)	(72.9)
Gross profit	298.0	152.0	146.1	96.1
Administrative and selling expenses	(59.0)	(42.9)	(16.1)	(37.7)
Other operating (expense) / income	(1.3)	0.2	(1.5)	(760.2)
Operating profit	237.8	109.3	128.5	117.5

Telecommunications
Revenues from sales	60.8	44.2	16.6	37.6
Cost of sales	(31.5)	(23.4)	(8.1)	(34.7)
Gross profit	29.3	20.8	8.5	40.7
Administrative and selling expenses	(10.8)	(7.1)	(3.7)	(52.9)
Other operating expense	(0.5)	-	(0.5)	(100.0)
Operating profit	18.0	13.7	4.3	31.0

(1)	Net of intersegment revenues of Ps. 71.1 million and 21.4 million for the fiscal years 2016 and 2015, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 28.2% and 24.0% of our total revenues during the years 2016 and 2015, respectively.

During 2016, the Natural Gas Transportation business segment recorded an operating profit of Ps. 658.9 million, compared to the operating loss of Ps. 298.2 million in 2015. The main factors that affected the results of operations of this segment during 2016 are the following:

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

•
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2016 and 2015, respectively, amounted to Ps. 1,485.1 million and Ps. 801.3 million, and revenues related to interruptible natural gas transportation service amounted to Ps. 313.7 million and Ps. 103.5 million, respectively. The increase resulted mainly from the tariff increase discussed above.

•
Revenues relating to the CAU amounted to Ps. 215.8 million and Ps. 72.4 million for the years ended December 31, 2016 and 2015, respectively. We have faced increasing operation and maintenance costs throughout the years. The CAU was increased by 73.2% in May 2015 and by 200.1% in April 2016; however, these increases were insufficient to offset the increased operating costs during that period.

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2016 increased by Ps. 404.4 million, from Ps. 979.2 million to Ps. 1,383.6 million, as compared to the year ended December 31, 2015. This increase was mainly attributable to: (i) higher labor costs relating to the joint negotiations with trade unions during 2016, amounting to Ps. 181.7 million, (ii) an increase of Ps. 62.1 million in the turnover tax, (iii) higher technical assistance fee accrued of Ps. 51.1 million, and (iv) an increase of Ps. 78.7 million in maintenance expenses for the pipeline and other fixed assets.

•
The positive variation in other operating expenses was mainly due to the charge of Ps. 324.4 million recorded in 2015 for the acquisition of the Rights of the Arbitration Proceedings from Pampa Energía, as mentioned above. This effect was partially offset by the expense for provision for contingencies in 2016 of Ps. 61.6 million.

Liquids Production and Commercialization Segment.

The Liquids Production and Commercialization segment represented 64.4% and 68.8% of our total net revenues during the years ended December 31, 2016 and 2015, respectively.

During 2016 we processed on behalf of our customers only 3.6% of the volume sold, compared with approximately 20.0% of the volume sold in 2015. Total dispatches in 2017 added up to 1,059,318 short tons, representing a 5.4% increase compared to the 1,004,992 short tons sold in the year 2016. Likewise, exported volumes amounted to 395,956 short tons, 47,114 short tons higher than the 348,842 short tons sold in 2016.

All ethane produced by our Liquids segment in the year ended December 31, 2016 was sold locally to PBB. Our long-term contract with PBB expired on December 31, 2015. Sales to PBB from January to April 2016 were made on a month-to-month basis for January-April 2016, and we reached a new agreement for the period May 1, 2016 - May 1, 2017. This agreement provided for the delivery of all of our ethane to PBB and also allowed us to obtain profit margins in line with those obtained in prior years. However, this contract provided for delivery of lower annual volumes than the expired contract did.

Our ethane sales for the years 2016 and 2015 represented 38.7% and 44.3% of our Liquids Production and Commercialization net revenues. For this reason, any decrease in the volumes of ethane sold to PBB may have a negative impact on our net revenues.

In 2016, we sold 59.3% of our production of LPG in the local market to LPG marketers, compared to 58.0% in 2015, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2016 was exported to Petroleo Brasileiro.

The total annual sales for the Cerri Complex for 2016 and 2015 in short tons, which include liquids sales made on behalf of third parties, from which we withhold fees for production and commercialization, were as follows:

	Years ended December 31,		Year ended December 31, 2016 compared to year ended December 31, 2015
	(volumes in short tons)		(volumes in short tons)
	2016	2015	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	305,861	306,097	(236)	(0.1)
Propane	194,447	190,530	3,918	2.1
Butane	155,842	162,316	(6,474)	(4.0)
Subtotal	656,151	658,943	(2,792)	(0.4)

Exports
Propane	151,129	156,380	(5,251)	(3.4)
Butane	88,972	99,556	(10,584)	(10.6)
Natural Gasoline	108,741	118,229	(9,489)	(8.0)
Subtotal	348,841	374,166	(25,324)	(6.8)
Total Liquids	1,004,992	1,033,109	(28,116)	(2.7)

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2016, the Liquids Production and Commercialization business segment recorded operating income of Ps. 1,317.2 million, compared to Ps. 863.5 million in 2015. The main factors that affected the results of operations for this segment during 2016 were the following:

•
Segment revenue increased by Ps. 1,860.6 million in 2016, compared with the previous year. This increase is mainly due to: (i) the increase of Ps. 1,539.5 million as a result of depreciation of the Argentine peso against the U.S. dollar, (ii) an increase of Ps. 354.2 million resulting from higher volumes sold for our own account, (iii) higher storage and dispatch fees of Ps. 134.1 million and (iv) higher subsidies received under the New Program of Ps. 56.9 million. All these effects were partially offset by the impact of the 2015 annual adjustment of the ethane price and lower international reference prices (a decrease of Ps. 381.2 million).

•
Average propane and butane international prices recorded an inter-annual increase of 6.6% and 7.4%, respectively, whereas natural gasoline prices decreased by 16.5%, although the pace of the decrease slowed as the year progress. Such decrease, which was smaller than in previous years, is a result of the regularization of inventories and the increase in oil prices by the end of 2016 (as a result of the decisions adopted by the OPEC countries and other producing countries to decrease production to recover prices). Average international prices as of December 2016 and as of December 2015 increased 65.7%, 72.4% and 19.6% for propane, butane and natural gasoline, respectively.

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2016 increased by Ps. 1,390.3 million, from Ps. 2,041.7 million to Ps. 3,432.0 million, as compared to the year ended December 31, 2015. This increase was mainly due to: (i) the rise in the price of natural gas that we are required to purchase as RTP as part of the Liquids processing business of Ps. 1,164.1 million, (ii) higher technical assistance fee of Ps. 56.5 million, (iii) labor costs of Ps. 40.7 million, (iv) higher turnover tax of Ps. 32.3 million, (iv) the increase in the bad debts account of Ps. 20.4 million. These effects were partially offset by the decrease in the withholding tax on exports of Ps. 50.0 million.

In October 2016, we entered into a term agreement with Geogas Trading that expired on April 30, 2017 for the sale of 25,353 short tons of propane and 11,023 short tons of butane per month. This agreement improves the charges obtained in spot sales and will provide some certainty for the trading of these products in the short term.

Regarding natural gasoline export agreements, in January 2016 we entered into a one-year agreement with Petróleo Brasileiro S.A. This agreement contemplates the delivery of 110,023 short tons at international prices minus a discount per sold ton. During 2017, we sold natural gasoline to Shell Trading U.S. Company at spot prices minus a discount per sold ton. We are currently negotiating with Shell Trading U.S. Company the terms of an agreement to for sales of natural gasoline until January 2018.

Other Services

During 2016, the other services business segment recorded an operating profit of Ps. 237.8 million, compared to Ps. 109.3 million in 2015. The main factors that affected the results of operations of this segment during 2016 are the following:

•
Net revenues increased by Ps. 225.3 million primarily due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar (Ps. 150.9 million) and higher volume of natural gas compression services (Ps. 61.8 million).

•
Costs of sales, administrative and selling expenses increased by Ps. 95.3 million, mainly due to increases in: (i) labor costs (Ps. 35.4 million), (ii) costs of services rendered to third parties (Ps. 14.1 million), (iii) depreciations (Ps. 13.0 million), (iv) other operating costs (Ps. 12.5 million), (v) management fee (Ps. 7.9 million), and (vi) turnover tax (Ps. 6.9 million).

Telecommunications

During 2016, the Telecommunications business segment recorded an operating profit of Ps. 18.0 million, compared to Ps. 13.7 million in 2015. The main factors that affected the results of operations of this segment during 2016 are the following:

•
Net revenues increased by Ps. 16.6 million in the year ended December 31, 2016 when compared to 2015. The positive variation was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar (Ps. 15.7 million).

•	Costs of sales, administrative and selling expenses increased by Ps. 11.9 million, due mainly to higher labor cost of Ps. 7.6 million and turnover tax of Ps. 1.9 million.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, and cash flows from loans. In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our cash flows from operations have been affected in recent years due to the lack of adjustment to our natural gas transportation tariffs to cover increases in our operating costs and capital expenditures. Along these lines, and as a guiding principle, financial solvency is our main objective.

To preserve cash surpluses, we invest in low risk and highly liquid financial assets offered by high quality financial institutions that are located in Argentina and the United States of America. Our policy is designed to diversify credit risk. Given that our total financial indebtedness is denominated in U.S. dollars, we prioritize the placement of funds in U.S. dollar-denominated investments. During 2017, in light of the high level of liquidity throughout the year and in order to take advantage of the positive real rates, a significant part of the capacity was allocated to investments denominated in Argentine pesos. This keeps a low level of credit risk and high liquidity.

In the short term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariffs for our regulated business segment and price controls, (iv) fluctuations in the natural gas price used as RTP, and (iv) fluctuations in exchange rates.

The Investment Plan and the Five-Year Plan requires us to execute ambitious works that guarantee the reliability, safety and operation of our natural gas pipeline system. We expect these plans to be executed using our working capital or through access to financial markets.

During 2017, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information see “Item 4—A. Our Information—Liquids Production and Commercialization.”

On December 17, 2015, the Macri administration issued certain measures that involved the relaxation of foreign exchange controls in force over the last four years. As a result, the official exchange rate published by Banco de la Nación Argentina increased from Ps. 9.83 per U.S. dollar on December 16, 2015 to Ps. 13.95 per U.S. dollar on December 17, 2015. The new regulation modifies the existing regimes related to, among others, (i) the purchase of external assets by Argentine residents for investment purposes; (ii) arbitration and foreign currency swap; (iii) financial indebtedness (i.e., repatriation obligation, mandatory deposit, minimum waiting period; prepayment); and (iv) imports of goods and services. For additional information, see “Item 10 – Additional information—D. Exchange Controls.”

A further devaluation of the peso or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity, our ability to carry out mandatory capital investments and our ability to service our debt.

As of the date of this Annual Report, we also have uncommitted lines of credit with commercial banks, totaling U.S.$126 million.

We believe that our sources of liquidity, including debt offerings in the international capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future.

Our primary sources and uses of cash during the years ended December 31, 2017, 2016 and 2015 are shown in the table below:

	Years ended December 31,
	2017	2016	2015
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	1,555.1	872.5	789.4
Cash flows provided by operating activities	3,522.6	2,137.5	467.0
Cash flows used in investing activities	(2,529.9)	(534.7)	(228.3)
Cash flows used in financing activities	(40.4)	(1,016.2)	(294.6)
Net increase / (decrease) in cash and cash equivalents	952.2	586.6	(55.8)
Foreign exchange gains on cash and cash equivalents	145.5	95.9	138.9
Cash and cash equivalents at the end of the year	2,652.8	1,555.1	872.5

Cash Flows Provided by Operating Activities

The net cash flow generated by operating activities for the year ended December 31, 2017 increased by Ps. 1,385.1 million, mainly derived from the improvement in operating income, partially offset by higher payments of income taxes (Ps. 504.9 million) and the cancellation of contingencies (Ps. 125.2 million).

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

Cash Flows Used in Investing Activities

Cash flows used for investing activities increased by Ps. 1,995.2 million because of an increase in financial assets not considered cash equivalents by Ps. 1,282.8 million and higher capital expenditures of Ps. 712.5 million mainly due to the execution of the works required by the Five-Year Plan and the Investment Plan.

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

Cash Flows used in Financing Activities

Cash flows used in financing activities for the year ended December 31, 2017 decreased by Ps. 975.8 million compared to 2016 as a result mainly of lower cancellations of financial debts of Ps. 876.1 million and the payment of dividends of Ps. 99.7 million. We made no dividend payment during 2017.

Cash flows used in financing activities increased by Ps. 721.7 million in 2016 compared with 2015, mainly as a result of the following: (i) the prepayment in November 2016 of the remaining outstanding negotiable obligations issued under the 2007 global program, (ii) the higher cancellation of financial debt due to the impact of the higher exchange rate, and (iii) the payment of dividends in January 13, 2016 in accordance with the delegations granted by the respective Shareholders’ Meetings that approved our financial statements for the year ended December 31, 2014 and allocated income for the payment of dividends when determined by the Board.

Description of Indebtedness

As of December 31, 2017, 100% of our total indebtedness was entirely denominated in U.S. dollars, while, as of December 31, 2016, the 99% of our indebtedness was denominated in U.S. dollars. The following table shows our total indebtedness as of such dates:

	2017	2017	2016
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2014 Notes	63.9	1,191.0	-
Interest payable	2.0	37.7	31.3
Other financial loans		-	1.5
Financial Leasing	5.4	100.6	112.7
Total current loans	71.3	1,329.3	145.4
Non-current loans:
2014 Notes	127.6	2,379.0	3,036.1
Financial Leasing	42.4	790.7	735.5
Total non-current loans	170.0	3,169.8	3,771.6
Total loans (1)	241.2	4,499.0	3,917.0

(1)	Issuance expenses net.
(2)	Converted at the exchange rate as of December 31, 2017: Ps. 18.649 per U.S.$1.00.

In order to improve the maturity profile of our financial debt, in January 2014 we launched an offer for a voluntary exchange of the 2007 Notes, which settled on February 11, 2014. Bondholders who had U.S.$250,741,000 aggregate principal amount of the 2007 Notes accepted the exchange, and we delivered to them U.S.$255,451,506 of new notes (the “2014 Notes”) pursuant to our Medium Term Note Program approved by the CNV on January 3, 2014 (the “2014 Program”). The 2014 Notes bear interest at a fixed rate of 9.625% per annum, and the principal will be amortized in four equal payments, the first one amortized in May 2014 while the remaining payments will mature on May 14, 2018, 2019 and 2020.

As of December 31, 2017 the principal amount of outstanding 2014 Notes was U.S.$191,588,630. The 2014 Notes have three equal scheduled amortization payments each in an amount equal to U.S.$63,862,876 payable in each of 2018, 2019 and 2020.

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

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency-forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate. During 2017 and 2016 we did not enter into new derivative instrument.

During the years 2016 and 2015 a financial (expense) / income of (Ps. 8.9 million) and Ps. 128.5 million was recognized as a result of currency-forward agreements. No results were recorded during 2017 year derived from derivative instruments.

Our Board of Directors has proposed that the 2017 Shareholders Meeting authorize an increase of up to U.S.$700,000,000 (or its equivalent in other currencies) of the 2014 Program for the issue of short and medium term notes non-convertible into our Shares.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2018-2020 periods, in millions of U.S. dollars, are set forth in the following table:

	2018	2019	2020	Total
Natural Gas transportation
Reliability and others	137.9	117.8	107.0	362.7
Operational efficiencies	3.2	-	-	3.2
Total	141.1	117.8	107.0	365.9
Liquids production and commercialization
Reliability and others	16.1	17.5	10.9	44.5
Operational efficiencies	6.2	4.9	-	11.1
Total	22.3	22.4	10.9	55.6
Vaca Muerta Project	90.3	159.8	-	250.1
Other services	7.2	3.2	0.9	11.3
Total Capital Expenditures	260.9	303.2	118.8	682.9

The table above includes the capital works necessary to comply with the mandatory Five-Year Plan.

We currently expect to continue to rely on cash flow from operations and short-term and long-term borrowings and other additional financing activities to finance capital expenditures in the near term.

Currency and Exchange Rates

Due to the fact that our entire financial indebtedness is denominated in U.S. dollars, any significant devaluation of the peso would result in an increase in the cost of paying our debt, and therefore, may have a material adverse effect on our results of operations. Our results of operations and financial condition are also sensitive to changes in the peso-U.S. dollar exchange rate because most of our capital expenditures, and the cost of natural gas used in our Liquids business are denominated in U.S. dollars.

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 51.2% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2017. Contributing to this exposure are the measures taken by the Government since the repeal of the Convertibility Law and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 75.2% of which are denominated in U.S. dollars for the year ended December 31, 2017. Likewise, 84.0% of the operating costs of this business segment for that period are denominated in U.S. dollars. See “Item 3. Key Information—Exchange Rates Information.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States of America. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. Also given the anticipated finalization of the RTI process, we will analyze the financing sources for the implementation of the Five-Year Plan.

In addition, from 2014 until 2015, we entered into forward purchase transactions. For further information see “—Derivative Financial Instruments” below.

Our financial debt obligations denominated in foreign currency as of December 31, 2017, amounted to U.S.$241.2 million (Ps. 4,499.0 million). As of December 31, 2017, we also had the equivalent of U.S.$45.0 million (Ps. 838.6 million) of trade and other payables denominated in U.S. dollars. Finally, U.S.$192.8 million (Ps. 3,575.6 million) of our assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$93.5 million as of December 31, 2017.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

As a consequence of our liquidity and our strategy to focus our investments in U.S. dollar denominated financial instruments, during 2017 and 2016 we did not enter into any derivative instrument agreement.

We do not enter into derivative financial instrument agreements for speculative purposes.

We do not believe that we are exposed to significant interest rate risk because the interest rates on our all of debt obligations are fixed.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “—A. Operating Results” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

E. Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our Financial Statements. All of our interests in and/or relationships with our subsidiaries are recorded in our Financial Statements. See “—B. Liquidity and Capital Resources—Derivative Financial Instruments.”

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2017:

	Payment due by period (in millions of argentine pesos)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	4,088.8	1,477.6	2,611.2	-	-
Purchase Obligations (3)	565.3	565.3	-	-	-
Leasing(4)	1,227.6	167.6	279.0	279.0	501.9
Total	5,881.7	2,182.4	2,890.2	279.0	501.9

(1)
Refers to amortization and interest payments on the 2014 Notes as described in “Item 5. Operating and Financial Review of Prospects—Description of indebtedness” and “Item 10. Additional Information—C. Material Contracts”, respectively.

(2)	The total amount of interest payments includes Ps. 472.9 million of estimated interest payments not accrued according to the 2014 Notes.
(3)	Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.
(4)
Corresponds to the financial leasing arrangement entered with Pampa Energía. The total amount includes estimated interest payment not accrued as of December 31, 2017 for Ps. 336.2 million. For additional information see “Item 5. Operating and Financial Review of Prospects—Description of indebtedness” and “Item 10.C. Financial Lease with Pampa Energía.”

All of our debt obligation amounts set forth in the table above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of U.S.$1.00 per Ps. 18.649 as of December 31, 2017. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Additionally, we entered into a contractual obligation with Pampa Energía with regard to technical financial and operational assistance services. See Item 7.B – Technical Assistance Services Agreement.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of a minimum of nine principal directors and nine alternate directors and a maximum of 11 principal directors and 11 alternate directors. In the absence of one or more principal directors, alternate directors will attend meetings of the Board of Directors. Principal directors and alternate directors are elected at an ordinary meeting of shareholders and serve one- to three-year renewable terms, as resolved by the shareholders, subject to reelection. Effective and alternate directors shall remain in their positions until substituted by the shareholders.

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

Current Board of Directors members were designated by the 2018 Shareholders’ Meeting, for the term of one year from the date of such meeting. The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

As mentioned above, in December 2008, as a consequence of the enactment of Law No. 26,425, the AFJPs transferred their share participation of our outstanding capital stock (which as of the date of this Annual Report represents 23.1% of our common stock) to the FGS managed by the ANSES. At our 2018 Shareholders’ Meeting, the ANSES appointed Mauricio Edgardo Szmulewiez and Sergio Benito Patrón Costas as independent directors, Ignacio Gustavo Alvarez Pizzo, and Hernán Castrogiovanni as independent alternate directors.

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

A director who participates in the adoption of a resolution or who advises on or recognizes such resolution, will be exempted from liability if he leaves written evidence of his objection and notifies the Statutory Committee before his liability is reported to the board of directors, Statutory Committee, a shareholders’ meeting, or competent authority or before judicial action is exercised. Shareholder approval of a director’s performance terminates any liability of a director vis-à-vis the Company, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

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

As of the date of this Annual Report, five of the principal directors of our Board of Directors qualify as independent as defined in the NYSE Standards, Rule 10A-3 under the Exchange Act and the CNV Rules. Three of the principal directors of our Board of Directors are also members of our Audit Committee. The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

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

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Gustavo Mariani	4/10/2018	2019	Chairman	Vice Chairman and Co-Chief Executive Officer at Pampa Energía
Luis A. Fallo	4/10/2018	2019	Vice Chairman	Director of Sagua Argentina S.A.
Mariano Batistella	4/10/2018	2019	Director	New Business, Strategy and Planning Executive Director at Pampa
Gregorio Werthein	4/10/2018	2019	Director	Executive Director at Werthein Group
Luis Rodolfo Secco	4/10/2018	2019	Independent Director	Economist
Carlos Alberto Olivieri	4/10/2018	2019	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/10/2018	2019	Independent Director	Public Accountant
Sergio Benito Patrón Costas	4/10/2018	2019	Independent Director	Head in Labor Relations at Macro Bank
Mauricio Edgardo Szmulewiez	4/10/2018	2019	Independent Director	Legal and accounting advisor
Jorge Romualdo Sampietro	4/10/2018	2019	Alternate Director	Senior Director at Petroquímica Cuyo and Petroken
Nicolás Mindlin	4/10/2018	2019	Alternate Director	New Business, Strategy and Planning Director at Pampa Energia
Diego Salaverri	4/10/2018	2019	Alternate Director	Legal counselor and member of the Board of Directors and Statutory Committee of various companies
Pablo Rodrigo Tarantino	4/10/2018	2019	Alternate Director	Lawyer
Enrique Benitez	4/10/2018	2019	Independent Alternate Director	Advisor in economics and finance matters. Chief Investment Officer at Primevo Advisors.
Diego Petrecolla	4/10/2018	2019	Independent Alternate Director	Chairman of GPR Economía S.A.
Pablo Fabiam Waisberg	4/10/2018	2019	Independent Alternate Director	Accounting and tax advisor
Ignacio Gustavo Álvarez Pizzo	4/10/2018	2019	Independent Alternate Director	Lawyer at the Directors and Corporate Affairs department in the FGS
Hernán Castrogiovanni	4/10/2018	2019	Independent Alternate Director	Financial analyst at FGS

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Gustavo Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998.  He has been a member of board of directors of Pampa since 2005 and serves as Vice-Chairman and co-CEO.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and served as an investment portfolio manager.  He currently serves as Director of Bodega Loma la Lata S.A., CPB, CTG, Loma de La Lata, GMA Warrants S.A., Transener, CIESA,  Citelec, Comunicaciones y Consumo S.A., Consultores Fund Management S.A., Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Dolphin Finance S.A, Grupo Mtres S.A., Emes Inversora S.A., IEASA, EASA, Transba, Edenor, Grupo Emes S.A., Grupo Dolphin Holding S.A., HIDISA, HINISA, Nihuiles, Diamante, IPB, Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Comercializadora S.A., Pampa Participaciones II, Pampa Participaciones, Transelec, Petrolera Pampa, Sitios Argentinos S.A, Greenwind S.A., Parques Eólicos del Fin del Mundo S.A., Parques Eólicos Argentinos S.A., Dolphin Fund Management S.A., and PELSA and as alternate liquidator of CAM Gerenciadora S.A. (company in liquidation).  In addition, Mr. Mariani is the executive secretary of the management board of “Fundación Pampa Energía Comprometidos con la Educación.” He was born on September 9, 1970.

Luis A. Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA. He currently serves as director of Simali S.A., Sagua Argentina S.A., Beau Lieu S.A., President of FINCA of Los Andes, Petroquímica Cuyo S.A.I.C., Aguas de Santiago S.A., Petroken Petroquímica Ensenada S.A., PEPCA S.A. and CIESA. Since 1999 he has also acted as executive manager of Argentine Real Estate Investment Company S.A. He was born on January 29, 1960.

Mariano Batistella currently works as New Business, Strategy and Planning Director of Pampa Energía. Mr. Batistella previously worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and a postgraduate degree in finance from the same institution.  He currently serves as director of CIESA, IEASA S.A., Petrobras Bolivia Internacional S.A., Petrolera Entre Lomas S.A. Oleoductos del Valle S.A., Hidroeléctrica Los Nihuiles S.A., Petrobras Hispano Argentina S.A., Refinería del Norte S.A., Pampa Participaciones S.A., Inversora Nihuiles S.A. and Inversora Diamante S.A. He also acts as alternate director of Bodega Loma la Lata S.A., Central Térmica Loma la Lata S.A., Electricidad Argentina S.A., EG3 Red S.A., ENECOR S.A., Pampa Comercializadora S.A., Pampa Energía, Parques Eolicos del Fin del Mundo S.A., Petrolera Pampa S.A., Petrobras Argentina S.A., Pampa Participaciones II S.A., Transelec Argentina S.A., World Energy Business S.A., Central Térmica Güemes S.A., Empresa Distribuidora y Comercializadora Norte S.A. and  Hidroeléctrica Diamante S.A. He was born on July 31, 1982.

Gregorio Werthein holds a degree in Economics from Universidad de Buenos Aires and a Master’s degree in Business Administration from Columbia Business School and participated in the Leadership Development Program of Harvard Business School. Since June 2011, he has served as Executive Director of Werthein Group. He also is the co-founder and Chairman of Shipeala. He was born on September 15, 1983.

Luis Rodolfo Secco holds a Bachelor’s Degree in Economics and a Master’s Degree in Banking Disciplines from the National University of La Plata. In 1990 he obtained a scholarship as a full time researcher at the Universitá degli Studi di Siena. Between 1992 and 1994 he was a researcher and director of the School of Banking Disciplines of the National University of La Plata. Between 1994 and 1999 he worked as Chief Economist of the M.A.M. Broda and Associates. At the beginning of 2000 he was summoned to work in the government of the then president Fernando De la Rúa as economic adviser to the Presidency and General Director of Strategic Analysis of the Secretary of State Intelligence, a position he held until January 2002. In 2002, Mr. Secco founded his economic consulting firm, Economic Perspectives, and is currently director and editor of the Economic Perspectives newsletter. Between 2004 and 2012 he was external director of the Department of Economics of Deloitte Argentina. Since 1988 he is a professor at the Faculty of Economic Sciences of the National University of La Plata. He is also a guest columnist for the newspapers La Nación, Perfil and El Economista. He was born on December 14, 1963.

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

Carlos Alberto Di Brico holds a degree in Administration and Public Accountancy from the University of Buenos Aires. Currently, he is a member of the board of NTN SNR Argentina SA, FDV Intive Argentina SA, Aristocrat Argentina PTY Limited y Plant Impact Argentina S.A. He has held several management positions in Eveready Argentina S.A. between 1975 and 1995. From 1995 to 1998 he was CFO at Stafford Miller Argentina S.A. Between 2001 and 2013 he served as CFO and later as CEO in Emerson Argentina. Between 2010 and 2017 he was member of the board of directors of Pampeana. He was born on August 1, 1952.

Sergio Benito Patrón Costas holds a law degree from Universidad de Buenos Aires. From 1994 to 2002, he held several positions in the Federal Criminal and Correctional Court of the City of Buenos Aires. Between 2002 and 2006, he acted as lawyer in Urtubey & Asociados Law firm and Group M Collection. He is currently the Head of Labor Relations in Macro Bank. He was born on December 31, 1975.

Mauricio Edgardo Szmulewiez holds degrees in law and accounting, both from the Universidad de Buenos Aires. Between April 1982 and October 1989, he worked for Lisdero Law Firm as tax and foreign investments manager. Since 1989, he is the owner of Dr. Mauricio Edgardo Szmulewiez law and accounting firm. He was born on January 19, 1960.

Jorge Romualdo Sampietro holds a degree in Chemical Engineering from the University of Buenos Aires and an Executive Program at Darden Business School - University of Virginia, USA. Between 1968 and 1973 he worked as Technical Sales Manager at Dow Química Argentina. From 1973 to 1975 he was Export Manager at Petroquímica Mosconi. Since 1976 he has worked as Commercial and General Manager in several companies. He currently holds the position Senior Director at Petroquímica Cuyo and Petroken. He was born on May 12, 1944.

Nicolás Mindlin holds a degree in industrial engineering from the Technological Institute of Buenos Aires. Mr. Mindlin has been a member of the Board of Directors of Pampa Energía since April 2017. He is also a member of the board of EG3 Red S.A., Petrolera Pampa, Petrobras Hispano Argentina S.A. and Deputy Director in Petrobras Participaciones S.L. He was born on November 11, 1989.

Diego Martín Salaverri earned a degree in law in 1988 from the Universidad Católica Argentina, Buenos Aires. Mr. Salaverri has been a member of Pampa Energía’s board of directors since June 2006. He is a founding partner of the Argentine law firm of Salaverri, Burgio & Wetzler Malbrán. Mr. Salaverri is also Chairman of Petrobras Participaciones SL, Vice Chairman of Petrobras Hispano Argentina S.A. and member of the board of directors of Edenor (alternate director), CIESA (alternate director) and PELSA (alternate director). Estancia María S.A. and ARPHC S.A. He is also a member of the supervisory committee of Dolphin Créditos S.A., Dolphin Créditos Holding S.A., Grupo Dolphin Holding S.A., Dolphin Finance S.A., Orígenes Seguros de Retiro S.A., Orígenes Seguros de Vida S.A. Mr. Salaverri is also an alternate member of the statutory audit committee of GSF S.A. and Partners I S.A.  He was born on August 7, 1964.

Pablo Rodrigo Tarantino holds a law degree from the University of Buenos Aires. Since 2004, he has practiced law independently, focusing on matters related to corporations, insurance, financial law, natural resources and telecommunications. He currently serves as Deputy Director at CIESA. He was born on July 7, 1975.

Enrique Benitez holds a degree in Economics from the University of Buenos Aires. During his professional career he held various management positions in the Ministry of Economy of the Nation and in Banco Hipotecario. Since November 2011, he has provided professional advice in economics and finance and holds the position of Chief Investment Officer at Primevo Advisors. He was born on March 22, 1972.

Diego Petrecolla holds a Ph.D. in Economics from the University of Illinois at Urbana-Champaign. He obtained a Master’s Degree in Economics from the same university and has a Bachelor’s Degree in Economics from the Universidad Católica Argentina. He has done consulting work for international organizations, such as the World Bank, the IDB, the OECD, UNCTAD, ECLAC and IICA. He has also advised the governments of the Dominican Republic, El Salvador, Costa Rica, Uruguay and Ecuador on issues of defense of competition. Between 1996 and 2001 he was Chief Economist, Member and President of the Argentine National Commission for the Defense of Competition. Between 2001 and 2007 he was Director of the Center for Regulation Studies (CEER) of the Argentine University of Business and the World Bank Institute. He is currently President of GPR Economía S.A. He was born on February 11, 1967.

Pablo Fabiam Waisberg graduated as a Public Accountant at the University of Buenos Aires. He currently works as an accounting and tax advisor. Additionally, he is a trustee in Petroken S.A.U., Petrosiel S.A., Areic S.A., Thirteen Holding S.A., Grainco S.A., Ribera Desarrollos S.A., Petroquímica Cuyo S.A., Sagua Argentina S.A. and Waters of Santiago del Estero. He was born on February 3, 1965.

Ignacio Gustavo Álvarez Pizzo holds a law degree from the University of Belgrano and a Magister in Business Law from the Austral University. He serves as Coordinator of Corporate Affairs of the FGS - ANSES. In addition, he is the Deputy Director of Transener, Edesa H., Edenor S.A. and Telecom Argentina. He was born on August 19, 1985.

Hernán Castrogiovanni holds a bachelor degree in administration from the University of Buenos Aires. Since 2004 he has served in different positions in the ANSES. He was born on February 14, 1980.

Executive Committee. In order to achieve more streamlined management of the Company, the 2017 Shareholders’ Meeting approved the amendment of our By-laws for the purpose of allowing, within the scope of the Board of Directors, the possibility of constituting an Executive Committee (the “Executive Committee”), under the terms established by article 269 of the General Companies Law.

The Board of Directors is the body in charge of appointing the members of the Executive Committee which will be made up of four members: the directors who have been appointed as our President and Vice President, and any other two directors elected by simple majority, with a mandate of one year.

The Executive Committee will function with a quorum of the majority of its members, being necessary for this purpose the presence of our President and the Vice President. It will adopt its decisions unanimously and will have the powers determined by the Board of Directors.

At the meeting held on April 10, 2018, the Board of Directors decided its current composition. To this end, Gustavo Mariani, Mariano Batistella, Luis Alberto Fallo and Gregorio Werthein are in office for a period of one fiscal year.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Javier Gremes Cordero	2012	General Director and CEO
Oscar Jose Sardi	2016	Operations Director
Carlos Hector Sidero	2013	Human Resources Director
Alejandro Mario Basso	2016	Administration, Finance and Services Director
Hernan Diego Flores Gomez	2017	Legal Affairs Director
Néstor Hugo Martín	2013	Business Director
Rubén De Muria	2018	Institutional and Regulatory Affairs Director

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

Oscar Jose Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and from that year he has held different positions in our operations area. In April 2005, he was designated as our Service Vice President, until October 2016 when he was named as our Operations Vice President. He also acts as alternate director of Link and Telcosur. He was born on September 1, 1955.

Carlos Hector Sidero graduated from Universidad de Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina S.A. He joined TGS in March 2013 as Vice President Human Resources. He was born on February 16, 1956.

Alejandro Mario Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Between March 2008 and October 2016, he acted as our Management Control and Corporate Governance Vice President. In October 2016, he was designated as our CFO and Services Vice President. He also acts as alternate director of TGU, EGS and Telcosur. He was born on October 13, 1961.

Hernán Diego Flores Gómez received a Law degree from the University of Buenos Aires. He is also a co-founder and professor of the Petroleum and Natural Gas Law post-graduate course at said university and professor of the Energy Master’s Degree at the CEARE. Additionally, Dr. Flores Gómez has a Master’s Degree in Business Law from the Escuela Superior de Economía y Administración de Empresas, a Master’s Degree in Finance from the Universidad del CEMA and a Postgraduate Degree in Damage Law from the Universidad Católica Argentina. He began his career in the National Judicial Branch. Throughout his career, he held various positions of legal responsibility, institutional and management relationship in professional companies such as Capsa / Capex S.A., Pluspetrol S.A. and ENAP Sipetrol Argentina S.A. He was born on June 10, 1966.

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

Rubén De Muria received a Public Accountant degree from Universidad de Buenos Aires. He obtained a Master in Regulations of Gas and Electricity Industries from Energy Regulatory Activity Studies Center (“CEARE”). He worked for Chase Manhattan Bank Argentina and Perez Companc S.A. between 1985 and December 1992. In December 1992, he joined us as member of the Regulatory Matters and Rates Department. In August 2006, he was promoted to Regulatory Matters and Rates Manager. Finally, in December 2015 he was appointed as Institutional and Regulatory Affairs Executive Manager, and, finally in January 2018 as Institutional and Regulatory Affairs Vice President. He was born on January 31, 1964.

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

B. Compensation

The remuneration paid by us during the year 2017 to the members of our Board of Directors and executive officers amounted to Ps. 9.0 million and Ps. 44.2 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

C. Board Practices

For information on the term of office of our directors and executive officers, see “—A. Directors and Senior Management” above. The information in that section is incorporated herein by reference.

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

The Board of Directors meeting held on April 10, 2018 appointed the current members of the Audit Committee, who as of the date of this filing are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates, Pablo Fabián Waisberg, Diego Petrecolla and Enrique Benitez.  All of the current members of our Audit Committee are independent under CNV and the Securities and Exchange Commission (“SEC”) regulations.

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

•	oversee compliance with the Code of Ethics (see Item 16.B. “Code of Ethics”);

•
issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five calendar days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;

•	prepare an annual working plan for the fiscal year and notify the Board of Directors and the Statutory Committee within 60 days from the beginning of the period;

•	fulfill all the obligations stated in our By-laws and applicable laws and regulations;

•	express its view on the Board of Directors’ proposals on whether to appoint the external auditors to be hired and monitor the auditors’ independence; and

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

•
report separately the fees billed as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectuses, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above, such as those associated with regulatory reporting, financial issues, etc.; and

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

The aggregate compensation paid by us for the fiscal year 2017 to the members of the Audit Committee was Ps. 3.5 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate compensation paid by us for the fiscal year 2017 to the members of the Statutory Committee was Ps. 1.7 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics

The following table sets out the current membership of our Statutory Committee, each of whom was appointed at the 2018 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
José María Zuliani	04/10/2018	2019	Syndic
Gerardo Prieto	04/10/2018	2019	Syndic
Carlos Manuel Vidal	04/10/2018	2019	Syndic
Agustin Griffi	04/10/2018	2019	Alternate Syndic
Alejandro Mario Roisentul Williams	04/10/2018	2019	Alternate Syndic
Walter Antonio Pardi	04/10/2018	2019	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

José María Zuliani received a Law degree and a Master’s Degree in International Private Law from the Universidad Nacional de Rosario. In January 1996, he joined Refinería San Lorenzo S.A., where he served as head of the Legal Department. In November 2000, he joined Petrobras Argentina, where he held several managing positions. He left Petrobras Argentina in February 2009 after serving as its Gas and Energy Legal Affairs Manager. Between 2009 and 2010, he was appointed as our Legal Affairs Vice President. Between December 2012 and December 2015, he acted as consulting partner in the law firm Salaverri, Burgio & Wetzler Malbrán. At present, he works as Legal Vice President in Energía Argentina S.A.  He was born on December 13, 1961.

Gerardo Prieto obtained the title of Public Accountant. He is a member of the Supervisory Committees of Sofora, Nortel, Personal and Micro Systems. In addition, he is the Director of Campofin SA, Polifin SA, Cabaña Doble G del Litoral S.A., Occupational Risk Insurance Inspector S.A. and Experta Seguros de Retiro S.A. He holds the position of President of Protected Roads ART S.A. and is Director of the Industrial and Commercial Bank of China (Argentina) S.A. He is also Deputy Director of La Estrella S.A. Retirement Insurance Company. He was born on March 3, 1951.

Carlos Manuel Vidal obtained the title of Public Accountant at the University of Buenos Aires. Between 1970 and 1971, he worked as Costs and Remittance Manager at Casa Matriz in Revlon de Argentina S.A. From 1971 to 1973 he worked as Subcontador at Phonalex S.A.I.C. Between 1973 and 1978, he held the positions of Zonal Manager and then Staff Advisor in Citroen Argentina S.A. Between 1978 and 1979 he served as General Manager of the Citroen dealership in the city of Corrientes. From 1979 to date he holds positions in the public sphere (SIGEP - SIGEN) and is a trustee of several companies. He was born on March 4, 1949.

Agustin Griffi obtained the title of Lawyer in the School of Law of the Torcuato Di Tella University in 2005. In 2012 he obtained a Master’s Degree in Banking, Corporate and Financial Law from the Fordham University School of Law (New York, USA). He worked as an associate at Estudio Bruchou, Fernández Madero & Lombardi, in the area of Corporate Law (2005-2011 and 2013), and as a foreign associate at the Barbosa, Mussnich & Aragao studios (Rio de Janeiro, Brazil) in 2008 and Dechert LLP (New York, USA) in 2012. He currently works as a lawyer specializing in the areas of corporate law, mergers and acquisitions at Werthein Group. He was born on October 7, 1981.

Alejandro Mario Roisentul Williams graduated as a Public Accountant from the University of Buenos Aires and obtained a Master’s Degree in Financial Management from the Public Sector at the same university. Since 1993, he has been a Trustee in the General Syndicature of the Nation. He was born on August 30, 1963.

Walter Antonio Pardi graduated as a Public Accountant from the University of Buenos Aires. Since 1993, he has been a Trustee in the General Syndicature of the Nation. He was born on April 14, 1961.

Compensation Committee

We do not have a compensation committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See Item 16.G. “Corporate Governance.”

D). Employees

The following table sets out the number of employees per department as of December 31, 2017, 2016 and 2015:

	Number of Employees as of December 31,
Department	2017	2016	2015
General	7	2	2
Administration, Finance and Services	97	98	47
Human Resources	21	21	18
Control and Corporate Governance(1)	-	-	10
Legal Affairs	8	10	11
Public and Regulatory Affairs	7	6	8
Services(2)	-	-	139
Safety and Environmental	27	26	12
Business	68	40	40
Internal Audit	3	4	3
Operations	687	719	640
Young professional program	7	-	-
Total	932	926	930

Since October 2016, these employees are part of the Administration, Finance and Services Department.

The following table sets out the number of employees according to geographical location as of December 31, 2017, 2016 and 2015:

	Number of Employees as of December 31,
Location	2017	2016	2015
City of Buenos Aires	237	239	247
Province of Buenos Aires	406	392	390
Province of Chubut	53	59	58
Province of La Pampa	12	13	13
Province of Neuquén	91	90	83
Province of Río Negro	49	49	56
Province of Santa Cruz	82	82	81
Province of Tierra del Fuego	2	2	2
Total	932	926	930

As of December 31, 2017, 2016 and 2015 the number of temporary employees working for us was 31, 25 and 16, respectively.

Under Argentine law, in the event of a dismissal of an employee without cause, the employer is required to pay the terminated employee severance, the amount of which is regulated by the Argentine Labor Law (Section 245). The severance consists of payment of one month’s wages for each year of employment. The Argentine Labor Law stipulates limits to the severance payment; these limits affect only employees who earn high wages. However, the Supreme Court has ruled this severance payment limitation unconstitutional when it results in a loss of more than 33% for a terminated employee as compared to the unlimited amount.

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

The year 2017 presented an inflationary scenario that required numerous meetings with union representatives. We maintain a positive relationship with each of the employee unions with representation before our company. The fruits of this work were the agreements reached with each such union, which have been submitted to the national labor authority for approval and inclusion in existing collective bargaining agreements. Those agreements effectively prevented trade union conflicts and work stoppages.

The collective bargaining agreements with our unions are valid for one year. Currently, we are in the process of negotiating the collective bargaining agreements that will be in effect from April 2018 to April 2019., but the status of these negotiations is uncertain.

Currently, 83% of our workforce is under trade union representation, having the same employment benefits. This workforce is representing with one of three national unions acting in the Company.

E. Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of February 28, 2018, is 48,195 shares.

Class B shares held by Directors and Trustees do not have different voting rights than the other shareholders holding Class “B” shares.

The Directors, Trustees and senior executives of the Company do not have options regarding the Company’s shares. There are no agreements that grant participation to employees in the assets of the Company, including the issuance or granting of options, shares or any other negotiable value.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own more than five percent of our common stock as of February 28, 2018:

Name of Beneficial Owner	Number of Shares	Percent of Total Common Shares	Class
CIESA	405,192,594	51.00%	A
FGS	183,618,632	23.11%	B
Holders through MERVAL	55,154,612	6.94%	B
ADRs through Citi	150,529,445(*)	18.95%	B
Total	794,495,283	100.00%	--

(*) equivalent to 30.105.889 ADRs

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares and Local and foreign investors hold the remaining shares of our common stock, distributed among minority holders with 25.89% and the FGS-ANSES with 23.11%. CIESA is under co-control of: (i) Pampa Energía, which holds 10% of CIESA’s common stock, (ii) the CIESA Trust, which has a trust shareholding of 40%, and (iii) GIP, WST and PCT, who in the aggregate hold a combined 50% indirect ownership interest in the outstanding capital stock of CIESA, as follows: GIP holds 27.1%, WST holds 4.58% and PCT holds 18.32%.

The current ownership of CIESA is the result of the CIESA Acquisition which encompassed the following steps:

•
On July 27, 2016, Pampa Energía S.A. acquired from Petrobras Internacional Braspetro B.V. all the stock and voting rights of Petrobras Participaciones S.L., the holder of the 67.1933% of the capital stock and voting rights of Petrobras Argentina and, consequently, the indirect control of Petrobras Hispano Argentina S.A.

•
On the same day, (i) Pampa Energía and its subsidiary Pampa Participaciones S.A. sold all of the capital stock and voting rights of PEPCA to GIP by 51%, WST by 45.8% and PCT L.L.C. by 3.2% and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, in a proportion of 55% and 45%, respectively. This transaction was authorized by ENARGAS on August 9, 2016 through Resolution No. I / 3939.

•
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

FGS owns 23.11% of our common stock. On October 5, 2015, the Argentine Congress passed law No. 27,181, declaring the protection of the Government’s shareholdings, including those forming part of the portfolio of the FGS, to be in the public interest, and creating the Argentine Agency of Government Investments in Companies as an enforcement authority. This agency was later replaced by the Secretary of Economic Policy and Development Planning of the Ministry of Finance (“MH”). This agency is in charge of implementing any policies and actions related to the exercise by the Government of any rights arising out of the shares it holds.

In June 2016, the Argentine Congress passed Law No. 27,260, repealing or modifying earlier laws relating to the FGS. Among other things, Law No. 27,260 established that ANSES’ shareholding in public companies may not be sold, in most cases, without the prior authorization of the Argentine Congress if this sale represents a reduction in the FGS’s aggregate shareholding in public companies to below 7%.

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

According to applicable regulations, any transfer or other action that limits, alters, cancels or modifies the destination, ownership, possession or nature of the shares held by the FGS which results in a decrease or the FGS’s holdings in a manner inconsistent with applicable law, shall not be conducted without prior express authorization of the Argentine Congress, with the following exceptions:

•	Public takeover bids addressed to all holders of such shares at a fair price authorized by the CNV, under the terms of Chapters II, III and IV of Title III of Law 26,831.

•	Exchange of shares for other shares of the same or another company in the context of a merger, split or corporate reorganization processes.

All outstanding shares are entitled to one vote each and there are no preferred shares or any privilege.

On February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras Argentina approved the prior merger commitment, under which Pampa Energía will be the continuing entity and Petrobras Argentina will be dissolved without liquidation. The merger is effective as of November 1, 2016. Subsequently, on April 19, 2017, the CNV approved the prior merger commitment issued by Pampa Energía. As of the date of this Annual Report, the merger is pending registration in the IGJ.

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

The following table shows the current CIESA’s shareholding:

Shareholder	Number of shares	Class of shares	Ownership (%)	Group
Petrobras Argentina S.A.	63,881,869	B1	10%	Pampa Group
	0.5	A1
	0.5	A2
CIESA Trust (Petrobras Hispano Argentina S.A.)	0.5	A1	40%
	0.5	A2
	162,898,766	A2
	92,628,711	B2
PEPCA S.A. (WST, GIP y PCT)	63,881,870	B3	10%	GIP/PCT/WST Group
GIP	89,594,322	A1	22%
	50,945,792	B1
PCT	73,304,444	A1	18%
	41,682,920	B1
Total	638,818,696		100%

As reported in “Item 4. Our Information A. Our History and Development. Controlling Shareholders”, the control of CIESA / TGS is divided into two groups, on the one hand Pampa Energía, directly and indirectly through Petrobras Hispano Argentina, and on the other hand GIP, WST and PCT. Thus, CIESA is under joint control between Pampa Group and GIP/PCT/WST Group.

Transfers of Our Shares. Sales or transfer of our Class A shares must be approved by the affirmative vote of the shareholders representing at least sixty percent (60%) of the ordinary voting shares issued by CIESA.

Acts that require special approval of the Board of Directors. The Shareholders Agreement determines which decisions must be approved by an absolute majority of our Directors, including, among others: (i) the approval of the sale of assets outside the ordinary course of business; (ii) the approval of the annual budget and any modification thereof; (iii) approval to borrow or incur operating expenses in an amount that exceeds, in both cases, more than 10% of the amount approved in the annual budget; (iv) the approval to make investments that exceed U.S.$0.5 million; (v) the approval to establish or modify wage and compensation policies and (vi) the termination or extension of the Technical Assistance Services Agreement.

Changes in the shareholders structure of CIESA

For more information to respect of the changes in the shareholding composition of CIESA see “7. Principal Shareholding and Transactions with Related Parts—A. Major Shareholders.” On its behalf, the mentioned share changes were duly authorized by ENARGAS and by the National Commission of Defense of Competition of Argentina.

In this sense, August 9, 2016, ENARGAS authorized the Transaction through Resolution No. I-3939/2016.    Later, the Exchange Option was authorized by ENARGAS December 29, 2016. Similarly, on January 10, 2018, the National Commission of Defense of Competition of Argentina, and subsequently on February 8, 2018, the Secretary of Commerce approved the mentioned share changes as described under “Item 7. Principal Shareholding and Transactions with Related Parts. A) Principal Shareholding.”

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

The Offer was authorized in Argentina by the CNV on December 22, 2016. Subsequently, on December 30, 2016, GIP, PCT and WST launched the Offer in the United States. The Offer was made concurrently in both the Buenos Aires and US stock markets. Following a number of extensions, the Offer expired on March 15, 2017. On that date, GIP, PCT and WST informed us that a total of 4,003 Class B Shares had been validly tendered in Argentina (representing approximately 0.0005% of our capital stock). With respect to the US Offer, a total of (i) 42,117.542762 Class B Shares underlying ADSs were validly tendered and (ii) no Class B Shares were validly tendered, representing approximately 0.0053% of our share capital. All conditions to the Offer in the U.S. having been satisfied, including the completion of the Offer in Argentina, GIP, PCT and WST accepted for purchase all ADSs and Class B Shares validly tendered and not withdrawn pursuant to the Offer.

B. Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices and in accordance with applicable laws and regulations.

Technical Assistance Services Agreement

Pampa Energía is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Services Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. Pursuant to this agreement, Pampa Energía, also provides financial advice to us. For these services, we pay a monthly fee based on a percentage of our operating income. With the prior approval of ENARGAS and our Board of Directors, in December 2017, we and Pampa Energía approved the renewal of the Technical Assistance Agreement for a three-year term, beginning on December 28, 2020. For additional information see “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Services Agreement.”

Commercial transactions

In the normal course of business, we carry out transactions with related parties of the following nature:

•	agreements for the purchase of natural gas used as RTP;

•	natural gas transportation services;

•	liquids sales; and

•
compression and treatment of natural gas services. On November 1, 2016, Pampa Energía assigned the operation of the Río Neuquén area and its related contracts to YPF. Until that date, our transactions under those contracts were reported as transactions with related parties of our other services business segment.

In addition, we have entered into a UT operation with SACDE through which work related to the construction of the Regional II - Recreo / Rafaela / Sunchales Gas Pipeline will be carried out. As of December 31, 2017, activities related to this construction were immaterial.

Financial leasing with Pampa Energía

On August 11, 2016, we entered into a financial lease with Petrobras Argentina S.A (which is currently in the process of merging with Pampa Energía). The term of the agreement is for 10 years and it determines that during 9 years and 11 months we will pay Pampa Energía a monthly fee of U.S.$623,457, before taxes. A purchase option is established on the leased property in our favor to be exercised within 30 days prior to the termination of the agreement.

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a total value of Ps. 750.4 million, which allowed us to expand our midstream services provided in that area.

Loan agreement with Pampa Energía

On October 5, 2011, we granted a U.S.$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the Call Option Agreement. Additionally, to guarantee compliance with its obligations under the loan, Pampa Energía. created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against the Government acquired upon exercise of the option mentioned above. For more information, see “Item 10—Additional Information—C. Material Contracts.”

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

ii)
Prior to the expiration date, the loan must be paid or prepaid compulsorily by the assignment of rights and obligations to us of the claim assigned to Pampa Energía, mentioned in Note 16.a, from Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the 2008 Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) we have received: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by us approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those in force under the Public Emergency Law with an equivalent economic effect on our Company.

iii)	An applicable annual interest rate of 6.8% plus VAT.

After verifying compliance with clause ii) mentioned above, on September 30, 2015, our Board of Directors approved the acquisition of the Rights of the Arbitration Proceedings. For further information, see Note 16.a to our Financial Statements “Regulatory Framework—General framework of the regulated segment—Acquisition of the Rights of Arbitration Proceedings.” According to IFRS, the Rights of the Arbitration Proceeding do not qualify to be recognized as an asset in our financial statements. Consequently, they were recognized and classified under “Other Operating (loss) / Income” in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324.4 million.

As of December 31, 2017, the loan to Pampa Energía had been fully repaid by Pampa Energía assigning to TGS Pampa’s rights over the ICSID Claim as described under Item 4. “Our information—B. Business Overview—The Argentine Natural Gas Industry—Regulatory Framework—The Public Emergency Law and Renegotiation Agreement.”

The details of significant transactions with related parties as of December 31, 2017, are as follows:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commerciali- zation of Liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests expenses
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	92	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	27,181	57,234	70,492	135,833	354,519	-	65,076
Associate with significant influence:
Link	-	-	4,587	-	-	-	-
Other related companies:
Petrolera Pampa S.A.	-	-	-	24,850	-	-	-
Refinor S.A.	-	-	-	3,534	-	-	-
Petrolera Entre Lomas S.A.	-	-	-	11,017	-	-	-
Oleoductos del Valle S.A.	4,618	-	958	-	-	-	-
Pampa Comercializadora S.A.	6,647	-	-	-	-	-	-
Central Térmica Loma La Lata S.A.	-	-	244	-	-	-	-
Central Térmica Piedrabuena S.A.	11,031	-	-	-	-	-	-
Experta ART	-	-	-	7,326	-	-	-
Total	49,477	57,234	76,281	182,560	354,519	92	65,076

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2017, see Note 20 to our Financial Statements included in this Annual Report on Form 20-F.

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

Tax Claims

a)	Turnover tax calculated on the natural gas price consumed by us as fuel

We have interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by us as fuel to render our transportation services. Several lawsuits have been initiated against us, which were concluded in a manner adverse to us.

During fiscal year 2017 and 2016, we continued receiving several claims from different provinces. As a consequence of those claims, we paid Ps. 147.4 million and Ps. 27.6 million to provincial agencies, respectively.

On May 24, 2017, ENARGAS issued Resolution No. 5,041/2017, which approved the billing methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2017 and 2016, we recorded a provision of Ps. 189.4 million and Ps. 207.7, respectively, in respect of this claim under the line item “Provisions”, which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorably for us.

If our position regarding the turnover tax claims mentioned above fails and the turnover tax has to be paid, we are entitled to recover this amount by a transportation tariff increase as set forth in the License. However, there can be no guarantee that such tariff increase would be granted, notwithstanding the terms of the License.

b)	Action for annulment of ENARGAS Resolutions

On April 11, 2012, we filed a judicial action before the National Court of First Instance in the Federal Administrative Litigation Court No. 1 (the “Court”) in order to obtain the declaration of invalidity of Decree No. 2,067/08 and the Gas Charge Resolutions as well as the declaration of unconstitutionality of the Natural Gas Processing Charge. As of the date of this Annual Report, the case is pending judgment.

On July 5, 2012, the Court issued in our favor a precautionary measure that suspended the Charge on the terms set forth in the Resolutions. This decision was appealed in different opportunities by the Government and as a result the term of the precautionary measure was limited to six months. However, at the end of such term, we were entitled to obtain a new precautionary measure for a similar period.

As a result, on March 14, 2018, after successfully obtaining various six-month extensions in our favor, a new extension of the precautionary measure valid until September 2018 or up to the times of the issuance of the final sentence, whichever occurs later. This measure prevents the Government from claiming payment from us of the amounts resulting from the new value of the Charge for the period between November 2011 and March 2016.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by us in accordance with the precedent “Alliance” issued by the Supreme Court in December 2014.

On March 28, 2016, the Ministry of Energy issued Resolution 28, which instructed ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge since April 1, 2016. Since that date, we have not been required to pay the Natural Gas Processing Charge.

Our Management believes we have sufficient valid arguments to defend our position, and, thus, we have not recorded any liability the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, the effective date of Resolution 28. In the event this injunction had not been obtained, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

c)	Recovery action of VAT and income tax

On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, applicable as of September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we was able to bill the tariff increase to our clients as long as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passage of time since the enactment of Decree No. 1918/09, on December 16, 2010 our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any waiver of our rights resulting from Decree No. 1,918/09.

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. Our claim was not heard after three months, so on October 9, 2013, we filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by us. This resolution was appealed by us before the Appellate Court for Administrative Proceedings (Camara Nacional de Apelaciones en lo Contencioso Administrative Federal).

As of the date of the issuance of this Annual Report, the case is about to dictate sentence before the Appellate Court for Administrative Proceedings.

The balance of the receivable as of December 31, 2016 was Ps. 69.4 million. This credit was derecognized and charged under “Other operating results, net” of the Comprehensive Income Statement for the year ended December 31, 2017.

d)	Turnover tax withholding in the Province of Buenos Aires

Collections Agency of Buenos Aires (Agencia de Recaudación de la Provincia de Buenos Aires or the “ARBA”) claimed a total of Ps. 4.9 million (without fine or interest) for our alleged omissions as withholding and collection agent of the turnover tax corresponding to the period July 2009 - June 2011. We submitted to ARBA various elements of evidence that support our claim of reducing the amount claimed substantially. As of the date of this Annual Report, the Tax Court has not resolved the issue.

In March 2017, we partially canceled the debt claimed by ARBA, paying Ps. 2.9 million through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of this Annual Report, only two files remain pending resolution in relation to our alleged failure to act as withholding and collection agent during 2009 and 2010. Our Management considers that it has sufficient arguments to assert its defense and no provisions have been recorded in our financial statements in connection with this proceeding.

Other Litigation

Below is a description of certain other litigation in which we are involved. No assurances can be provided as to the outcome of these proceedings.

a)	Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in any material environmental liabilities as a result of our operations to date.

b)	Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the “applicants”) related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, we were notified of the beginning of the corresponding demand, to which we responded on August 17, 2016. On March 16, 2017 the applicants submitted their response to the arguments filed by us previously.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2017 is claimed to be equal to U.S.$134 million without interest or U.S.$306.3 million, including interest (the “Claim”). To this amount, accrued interest would be added from March 15, 2017 until the date of effective payment.

Subsequently, on July 14, 2017, we presented the Rejoinder Memorial, whereby the arguments put forward by the applicants in their Reply Memorial were answered rejecting the plaintiff.

Between September 25 and 29, 2017, the Arbitration Testing Hearing took place in the City of Buenos Aires, in which our legal advisors understand that the evidence produced confirmed our position regarding the main aspects of the claim.

On December 15, 2017, the applicants and us submitted their final conclusions memorials. As of the date of issuance of this Annual Report, the arbitration decision is still pending.

On March 15, 2018, the Arbitration Court notified us of its decision to postpone until April 30, 2018 the issuance of the arbitral award with respect to the Claim.

We consider that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore we believe that the amount claimed is inadmissible.

Our external legal counsels understand that as of the date of the issuance of this Annual Report, based on the defense arguments made and the evidence presented by us, it is more likely than not that our position will prevail.

c)	Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our Management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2017 and 2016 the total amount of these provisions amounted to Ps. 6.5 million, each year.

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

Nevertheless, there are a number of restrictions that limit our ability to distribute dividends, including:

•
According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment. As a result of the Tax Reform, this restriction will no longer apply to dividends attributable to profits accrued in fiscal years beginning on or after January 1, 2018.

•
Per the 2017 Tax Reform, for fiscal periods beginning on January 1, 2018, distribution of dividends made to human persons and foreign beneficiaries are subject to a tax withholding which the Company must withhold and enter to the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period at the enacted income tax rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

•	Furthermore, we are subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Item 10 – “Material Contracts”).

B. Significant Changes

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9.	The Offer and Listing

A. Offer and Listing Details

The table below shows the high and low market prices of the Class B Shares on the BYMA (formerly Bolsa de Comercio de Buenos Aires or BASE), stated in historical Argentine pesos and of the ADRs on the NYSE, stated in U.S. dollars, for each of the last five fiscal years.

	NYSE (in U.S.$)		BYMA (in Ps.)
Years	High	Low	High	Low

2013	2.77	1.55	5.23	2.22
2014	3.80	1.83	10.40	3.65
2015	6.99	3.01	20.20	7.55
2016	9.02	5.33	29.60	13.90
2017	23.74	9.02	85.10	29.60

The table below shows the high and low market prices of the Class B Shares on the BYMA, stated in historical Argentine pesos, and of the ADRs on the NYSE, stated in U.S. dollars, for each full quarterly period within the two most recent fiscal years.

	2017				2016
	NYSE (in U.S.$)		BYMA (in Ps.)		NYSE (in U.S.$)		BYMA (in Ps.)
Quarters	High	Low	High	Low	High	Low	High	Low

First Quarter	14.22	9.02	44.00	29.60	6.79	5.33	21.20	13.90
Second Quarter	16.90	14.22	56.40	43.90	6.82	6.04	20.00	16.60
Third Quarter	20.31	14.85	71.60	51.40	6.87	5.93	21.50	17.60
Fourth Quarter	23.74	19.55	85.10	68.35	9.02	6.70	29.60	20.60

The table below shows the high and low market prices of the Class B Shares on the BYMA, stated in historical Argentine pesos, and of the ADRs on the NYSE, stated in U.S. dollars, within the six most recent months.

	NYSE (in U.S.$)		BYMA (in Ps.)
Months	High	Low	High	Low

November 2017	21.60	19.55	76.00	68.35
December 2017	23.74	21.03	85.10	72.50
January 2018	23.60	21.82	93.40	83.05
February 2018	22.90	19.97	88.15	80.80
March 2018	21.73	19.05	87.80	78.00
April 2018 (through to April 12, 2018)	21.08	20.16	86.00	82.90

B. Plan of Distribution

Not Applicable.

C. Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the BASE, founded in 1854. The BASE was the exchange on which the majority of equity trades in Argentina were executed. BYMA is the result of an alliance between BASE and Mercado de Valores de Buenos Aires S.A. (“MERVAL”), dated 2013. From April 17, 2017 all the shares previously listed in the MERVAL were transferred to BYMA without any further consequence for listed companies.

As of December 31, 2017, the market capitalization of shares of the 97 companies (excluding mutual funds) listed on the BASE was U.S.$356.9 billion.  At the same time, the market capitalization of the domestic companies totaled U.S.$110.4 billion.

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

The CNV is a self-administered agency of the Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in the Capital Market Law and the CNV Regulations, among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the MEF, which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

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

The BYMA. Pursuant to the Capital Market Law, the CNV has authorized nine stock markets since September 2014. BYMA is a private entity whose stock capital is composed of publicly traded shares. On December 29, 2016, BYMA was authorized by CNV as a market, Registry No. 639. BYMA’s main functions comprise trading as well as performing as a Clearing House and Central Counterparty (CCP) in the settlement and monitoring of transactions carried out through its Trading Systems.

BYMA’s main functions under the Capital Market Law are as follows:

b)	issue regulations that allow stock brokers and brokerage firms authorized by the CNV to perform their duties;

c)	authorize, suspend and cancel the listing and/or trading of negotiable securities pursuant to the provisions set forth in its bylaws;

d)	issue regulations that ensure veracity in the record of prices and trades;

e)	issue the regulations and policies deemed necessary to ensure transparency in the trades conducted by member stock brokers;

f)	fix the margins that member brokers are to comply with for each type of trade BYMA guarantees; and

g)	set up Arbitration Tribunals.

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

Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. The last information available to us regarding the Argentine stock market is set forth in the table below:

	2013	2014	2015	2016	2017
Market capitalization (U.S.$ in billions)	530.8	455.4	336.8	282.9	356.9
Number of listed companies	103	101	99	99	97

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

•
The Audit Committee duties, which are in line with those requirements stipulated in the Capital Market Law, were incorporated to our By-laws. For additional information regarding Audit Committee duties, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

The amended By-laws approved by the 2014 Shareholders Meeting held on April 30, 2014 were filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and are incorporated by reference in this Annual Report as Exhibit 1.2.

The 2017 Shareholders Meeting amended our By-laws in order to: (i) expand our corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) allow the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Law. The purpose of these amendments is to provide Management with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, this modification has not received comments from ENARGAS, as informed by a note from ENARGAS dated April 25, 2017, nor from the CNV, which has made up this amendment through a note dated April 18, 2017.

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the amendment, which was approved by the General Inspection of Justice on July, 25, 2017.

C. Material Contracts

Debt Obligations

2007 Notes

On May 14, 2007, we issued the 2007 Notes in aggregate principal amount of U.S.$500,000,000 under our Medium Term Global Program 2007 (the “2007 Program”).  The 2007 Program provides for the issuance of up to a maximum principal amount of U.S.$650 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated December 21, 2006, and by resolutions of our Board of Directors adopted on January 4, 2007, March 30, 2007 and April 20, 2007. The program was also authorized by the CNV on January 18, 2007.

During 2016, we paid the principal amortization due on May 14, 2016, and on November 14, 2016, we redeemed the outstanding 2007 Notes in full, for total principal cancellations of U.S.$123,283,000.

2014 Notes

On February 11, 2014, we issued the 2014 Notes in aggregate principal amount of U.S.$255,451,506 under our 2014 Program in exchange for a portion of the outstanding 2007 Notes. The Program provides for the issuance of up to a maximum principal amount of U.S.$400 million in notes, and was authorized by resolutions of an extraordinary meeting of shareholders dated April 25, 2013, and by resolutions of our Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014.

The scheduled maturity date of the 2014 Notes is May 14, 2020. The 2014 Notes accrue interest at an annual fixed rate of 9.625%, payable semi-annually. Principal amortization payments are required commencing on May 14, 2014 with the following schedule: 25% on May 14, 2014, 25% on May 14, 2018, 25% on May 14, 2019 and 25% on May 14, 2020.

We are also permitted to redeem the 2014 Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as a result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2014 Notes and cannot avoid such obligation by taking reasonable measures available to us.

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

•
a limitation on our and our subsidiaries’ ability to pay dividends and make certain other restricted payments and investments with respect to any fiscal year or fiscal semester unless: (i) no event of default or potential event of default shall have occurred and be continuing and (ii) immediately after giving effect to such restricted payment, we would be able to incur at least U.S.$1.00 of additional indebtedness pursuant to the limitation on indebtedness covenant;

•	limitations on our and our subsidiaries’ ability to enter into sale-leaseback transactions;

•
limitations on our and our subsidiaries’ ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm’s-length transaction with a non-affiliate;

•	a limitation on our and our subsidiaries’ ability to sell our assets; and

•	a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2014 Notes contain the following events of default, among others:

•	default in the payment of principal, interest or any other amount due under the terms of the 2007 Notes after a specified grace period;

•	breach of obligations contained in the 2007 Notes after a specified cure period;

•	the occurrence of an event of default under our other debt obligations;

•	the occurrence of certain bankruptcy events or enforcement proceedings;

•	enforcement by any creditor of any mortgage, charge, pledge, lien or other encumbrance created or assumed by us or one of our subsidiaries exceeding U.S.$10 million;

•	failure to obtain certain required governmental authorizations when required or if any such authorizations are rescinded, terminated, lapse or cease to be in full force and effect; and

•	the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 120 days or termination of the License.

Financial lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for an aggregate value of Ps. 750.4 million, which we utilize in our other services business segment. Monthly lease payments to Pampa Energía amount to U.S.$0.6 million, before taxes.

Within thirty days of the expiration date of the Leasing Payment Term, we may exercise the option to purchase the assets leased to us under the agreement. The purchase option price will be equivalent to U.S.$0.6 million before taxes.

For additional information, see Note 13 to our Financial Statements included under “Item 18. Financial Statements.”

D. Exchange Controls

The following is a description of the main Central Bank regulations concerning inflows and outflows of funds in Argentina. For further information regarding the full scope of current foreign exchange restrictions and control regulations, investors should seek advice from their legal advisors and refer to the applicable rules mentioned in the Annual Report, which are available at the website of the Argentine Ministry of Economy and Public Finance: https://www.argentina.gob.ar/hacienda and https://www.minfinanzas.gob.ar/, or the website of the Central Bank: www.bcra.gov.ar. None of the information contained on either website is deemed to be incorporated by reference into this Annual Report.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the peso was freely convertible into U.S. Dollars.

On December 3, 2001, the Government imposed a number of monetary and currency exchange control measures through Decree No. 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. In June 2003, the Government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In January 2002, the Government issued the Public Emergency Law and declared a state of public emergency in respect of its social, economic, administrative, financial and foreign exchange matters, authorizing the Government to establish a system to determine the foreign exchange rate between the peso and foreign currencies and to issue foreign exchange‑related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Government established (i) the MULC through which all foreign exchange transactions in foreign currency must be carried out and (ii) that the foreign exchange rate applicable to foreign exchange transactions may be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank. A summary of the main regulations is set forth below.

On June 9, 2005, through Decree No. 616/2005, the Government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self‑regulated markets, and (ii) all inflows of funds by non‑residents channeled through the MULC and intended to be held in local currency for acquisition of all types of financial assets or liabilities in the financial or non‑financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self‑regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market upon the expiration of a term of 365 calendar days from the date of settlement of such funds into pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non‑transferable and non‑interest‑bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. Dollars and held in Argentine financial institutions, and it could not be used to guarantee or serve as collateral for any type of credit transactions.

With the tightening of exchange controls beginning in late 2011, in particular with the introduction of measures that allowed limited access to foreign currency by private companies and individuals (such as requiring authorization from tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets, compared to the corresponding quotations in the local market, increased significantly over the official exchange rate. Most foreign exchange restrictions were lifted in December 2015, May 2016 and August 2016, re-establishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or the need to obtain prior approval.

In December 2015, the Argentine Ministry of Economy and Public Finance issued Resolution No. 3/2015 that repealed the requirement to comply with the Deposit. As a result, the Deposit is no longer applicable to, among other transactions, foreign financial debts, inflows by non‑residents and repatriations by residents. In addition, Resolution No. 3/2015 reduced the minimum term that proceeds received from any new financial indebtedness (incurred by residents and granted by foreign creditors) and transferred into Argentina must be kept in Argentina, from 365 calendar days to 120 calendar days from the date the funds were transferred. In January 2017, the Argentine Ministry of Economy and Finance Public through Resolution 1/2017 reduced from 120 calendar days to 0 the permanence term from any new financial indebtedness transferred into Argentina applicable to (i) the inflow of funds to the local foreign exchange market arising from certain foreign indebtedness and (ii) any entry of funds to the foreign exchange market by non-residents.

On May 19, 2017, the Central Bank issued Communication “A” 6244 dated May 19, 2017 and effective as of July 1, 2017 (amended by Communication “A” 6312 dated August 30, 2017), providing certain new rules that govern access to the MULC and that supersede previous rules on the matter. Communication “A” 6244 (as amended by Communication “A” 6312) has replaced all previous rules governing exchange transactions, the general exchange position and the provisions of Decree No. 616/05, while rules governing information and filing requirements were not replaced.

In addition, Communication “A” 6244 (as amended by Communication “A” 6312 and Communication “A” 6363) sets forth:

1.	The principle of freedom of exchange: Argentine residents, as well as non-Argentine residents, may freely access the MULC.

2.	The obligation of carrying out any exchange transaction through an entity authorized by the Central Bank has been maintained.

3.	Time restrictions to trade in the MULC for carrying out foreign exchange transactions have been eliminated.

4.	The mandatory inflow and settlement of export proceeds through the MULC within the applicable term.

5.
The obligation of Argentine residents to comply with the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” (Communication “A” 3602 and its complementary provisions) and the “Review on direct investments” (Communication “A” 4237 and its complementary provisions), even though there has not been an income of funds to the MULC nor any future access through the transactions to be declared has been maintained.

Pursuant to Communication “A” 6401, dated December 26, 2017, a new reporting regime was created by means of which the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” established by Communication “A” 3602, and the “Survey on direct investments,” established by Communication “A” 4237, were replaced by a unified report on direct investments and debt. Only Argentine residents (both legal entities or natural persons) whose flow of balance of foreign assets or debts during the previous calendar year reaches or exceeds the equivalent of U.S.$1 million in pesos are required to report foreign holding of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose flow or balance of foreign assets or debts reaches or exceeds the equivalent of U.S.$50 million in pesos, shall comply with the report on a quarterly basis.

On November 1, 2017, the Government enacted Decree No. 893/17 that repealed Decrees No. 2581/64, 1555/86 and 1638/01, eliminating the Argentine residents’ mandatory inflow and settlement of export proceeds through the MULC within the applicable term. Subsequently and complementing Decree No. 893/17, the Central Bank through Communication “A” 6363 dated November 10, 2017 (amended by Communication “A” 6436 dated January 19, 2018) eliminated all provisions regarding transactions of funds coming from export proceeds through the MULC applicable to Argentine residents.

On January 6, 2018, the Public Emergency Law ceased to be in effect, formally ending Argentina’s state of general emergency. The Public Emergency Law was passed by Congress in the immediate aftermath of Argentina’s 2001 political, economic and social crisis, and established a state of emergency in social, economic, administrative, financial and foreign exchange matters.

On January 11, 2018, with the aim of providing more flexibility to the foreign exchange system and promoting competition, allowing the entrance of new players to the system, a free floating foreign exchange market was created by means of Decree No. 27/2018.

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

Pursuant to Decree 360/2016, dated February 16, 2016, the Government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27.260 introduced certain tax modifications and a new regime for residents to disclose undeclared assets, and also established that the Financial Information Unit would now be within the purview of the Ministry of Economy and Finance.

On December 22, 2017, the BCRA enacted Communication “A” 6399 by means of which it abrogated item 1.3 of the regulations regarding “Anti-Money Laundering, Terrorism Financing and other illegal activities” which regulated the obligation of financial institutions and foreign exchange agencies to maintain certain databases, as of January 1, 2018.

The abrogated regulations established the obligation for financial institutions and foreign exchange agencies subject to the Central Bank’s regulation to maintain databases regarding client operations.

In turn, Decree No. 27/2018, dated January 10, 2018, amended Law No. 25,246 related to the requirements imposed upon obliged subjects (“Obliged Subjects”), the management of their clients information and the information required for KYC purposes. The Decree now requires Obliged Subjects to refrain from revealing any investigations carried out in compliance with Law No. 25,246 to their clients and/or any third parties.

On January 11, 2017, the Financial Information Unit published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts.

Subsequently, the Financial Information Unit published Resolution No. 30-E/17, effective as of September 15, 2017, which derogated Resolution No. 121 and established new guidelines to be followed by financial and securities institutions in their capacity as parties legally obliged to provide financial information under the Anti-Money Laundering Law, based on the revised recommendations of the GAFI for 2012.

These amendments facilitate compliance of the requirements imposed upon the Obliged and continue the migration of the system towards a risk-based approach.

Resolution No. 30-E/17 determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and rules applicable in cases of non-compliance, among others.

Recently, the Financial Information Unit published Resolution No. 21/2018 which states that reporting parties under Resolution No. 229/2014 of the Financial Information Unit (mainly the Central Bank and the CNV) must evaluate their risks and adopt measures to mitigate them, in order to prevent money laundering as efficiently as possible. Within this framework, individuals are enabled to implement reputable technological platforms which allow carrying out long-distance procedures without the need to present documentation in person.

E. Taxation

General

The following general summary of the main tax consequences in Argentina and the United States relating to the, ownership and disposition of securities issued by us is based on the tax laws of Argentina the United States and regulations thereunder (as applicable) as in effect on the date hereof, each subject to any changes that may come into effect after such date under the Argentine or United States laws and regulations (as applicable) as may become effective subsequently to such date, possibly with retroactive effect.

Even though this summary is considered to constitute an appropriate interpretation of the effective Argentine tax laws and United States federal income tax laws as of the date hereof, no assurance may be given that the courts or tax authorities in charge of application of such laws will agree to this interpretation. Furthermore, it should be noted that there have been many changes in Argentine tax laws and United States tax laws in the past and in particular in recent years, and that such laws may be subject to restatements, revocation of exemptions, reestablishment of taxes and other changes.

Prospective investors should consult their own tax advisors as to the Argentine tax consequences and United States federal income tax consequences of the purchase, ownership and disposition of tour securities, including, the effect of any foreign, state or local tax laws.

Argentine Taxes

Income Tax

Taxation on Dividends

In view of the recent amendments introduced to the Income Tax Law by virtue of Law No. 27,430, as of fiscal years beginning on or after January 1, 2018, the taxation applicable to dividends distributed from Argentine companies would be as follows:

Dividends originated from profits obtained before fiscal year 2018: are not subject to any income tax withholding except for the Equalization Tax (as defined below).

Dividends originated from profits obtained during fiscal years 2018 and 2019: dividends on Argentine shares paid to Argentine Individuals and/or non-residents (“Foreign Beneficiaries”) are subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”).

Dividends originated from profits obtained during fiscal year 2020 onward: the tax rate is raised to 13%.

For Argentine individuals not registered before the AFIP as payers of income tax and foreign beneficiaries, the Dividend Tax withholding will be considered as a unique and final payment. In addition, under Law No. 27,430, rules are created that regulate and limit the possibility to offset gains derived from the distribution of dividends with losses generated in other operations.

If dividends are distributed to Argentine Entities as defined below, no Dividend Tax should apply.

With regards to income obtained during fiscal years beginning on or after January 1, 2018, the Equalization Tax is not applicable. With regards to income obtained in prior fiscal years, the Equalization Tax is applicable.

The equalization tax (the “Equalization Tax”) is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax will be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends.

Capital Gains Tax

According to current regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (the “Argentine Entities”) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income.

Beginning in 2018, it is clear that income obtained by Argentine Individuals from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

It should be noted that for periods prior to 2018, it is currently under discussion if the exemption (introduced by Law 26,893 and its implementing decree 2334/2013) applicable on the sale of shares and other securities, only included the sale of securities made through a stock exchange market duly authorized by the CNV or if the implementing decree’s added provisions were just by way of example.

Due to the recent amendments introduced to the Income Tax Law by Law No. 27,430, as from 2018, Foreign Beneficiaries are also exempt from income tax on income derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

In addition, it was finally clarified that, from 2018 onward, the income derived from the sale of ADSs will be treated as coming from an Argentine source. However, capital gains obtained by Foreign Beneficiaries from the sale, exchange or other disposition of ADSs are exempt from income tax.

The exemption on the sale of Argentine shares and/or ADSs would only apply to the extent that the Foreign Beneficiaries do not reside in, or the funds do not derive from, jurisdictions not considered as cooperative for purposes of fiscal transparency. In addition, according to the last amendment introduced by Law No. 27,430, no taxes would be claimed to the abovementioned Foreign Beneficiaries on past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of a method for collection.

In case the exemption is not applicable, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In such scenario, the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold by a Foreign Beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (ii) when both the seller and the buyer are Foreign Beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred.

Losses obtained by Argentine Individuals arising from the sale of shares can only be offset with the profits derived from the same type of operations, for a period of 5 years.

Tax on the Minimum Presumed Income (the “TOMPI”)

The TOMPI is levied upon corporate assets, including the Notes. The taxable persons are business companies, foundations, sole proprietorships, and trusts (except for financial trusts established in accordance with Sections 1,690, 1,691 and 1,692 of the Argentine Civil and Commercial Code) that are resident in Argentina, certain mutual funds established in Argentina, and permanent commercial establishments owned by foreign entities, among other taxpayers.

Concerning notes listed in an authorized market, the taxable value shall be determined on the basis of the last negotiated value as of the fiscal year closing date. Non-negotiable obligations will be valued at cost, increasing, as applicable, with interest and exchange rate differences that have accrued to the applicable date.

The tax rate is 1% (0.2% in the case of local financial entities, leasing entities or insurance entities) applicable over the total value of assets, including the Notes, over an aggregate amount of Ps. 200,000.  In the event that a taxpayer owns assets located abroad, this amount will be increased by the amount resulting from multiplying Ps.200,000 by a percentage that represents the taxable assets located abroad, as compared to the taxpayer’s total assets. Assets subject to tax in Argentina whose aggregate value, determined in accordance with the effective regulations, is equal to or lower than Ps. 200,000 as of the relevant fiscal year end date, shall be exempted from application of the TOMPI.

This tax is only payable if the income tax determined for any fiscal year does not equal or exceed the amount owed under the TOMPI. In such case, only the difference between the TOMPI determined for such fiscal year and the income tax determined for that fiscal year shall be paid. Any TOMPI paid will be applied as credit toward income tax owed in the ten next following fiscal years. Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

This tax has been abrogated by Law No. 27,260, passed by the Argentine Congress on June 29, 2016, as of fiscal periods commencing on January 1, 2019.

Value Added Tax (“VAT”)

The sale, exchange or other disposition of our ADSs or common shares and the distribution of dividends are exempted from VAT.

Personal Assets Tax

Argentine entities, like us, are subject to the personal assets tax corresponding to Argentine Individuals and Foreign Beneficiaries (be they legal entities or individuals) for the holding of company shares at December 31 of each year. The applicable tax rate is 0.25% and is levied on the proportional net worth value (“valor patrimonial proporcional”), of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, Argentine companies are entitled to seek reimbursement of said paid tax from the Argentine Individuals and/or Foreign Beneficiaries. Argentine companies may seek this personal assets tax reimbursement by setting off the applicable tax against any amount due to its shareholders or withholding on assets that originated the payment (i.e., the common shares) or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.

It is unclear if the ADSs are subject to the personal assets tax applicable to Foreign Beneficiaries, although the underlying assets (the common shares) are subject to the personal assets tax as it was previously described.

For the individuals domiciled in Argentina and undivided estates located in Argentina, this tax is levied on the value of their personal assets exceeding a certain minimum threshold by December 31 of each year. In those cases where the value of the assets exceeds such amount, this tax shall be applicable to the assets subject to tax in excess of such amount. Tax rates applicable are as follows:

Minimum threshold above which tax applies	Tax period	Applicable Tax Rate
Over Ps.950,000	2017	0.50%
Over Ps.1,050,000	2018 and subsequent periods	0.25%

Tax on Credits and Debits on Bank Accounts

Law No. 25,413 (the “Competitiveness Law”), as amended and regulated by Law No. 25,453, established a tax, with certain exceptions, levied on debits and credits of any nature on banks accounts held at Argentine financial institutions, except for those specifically exempted pursuant to legal provisions and regulations thereof. The general tax rate is 0.6% for each debit and credit (although in certain cases an increased rate of 1.2% and a reduced rate of 0.075% may apply).

Certain transfers of money or cash movements through other mechanisms may also trigger application of this tax. In general, the financial institutions involved act as tax collection and tax calculation agents.

Decree No. 534/2004 established that as of May 1, 2004, 34% of the tax paid on credits levied at the 0.6% general tax rate, and 17% of the tax paid on transactions levied at the 1.2% tax rate, will be considered as a payment on account of income tax, taxes on presumed minimum income or the special contribution on cooperatives capital by the bank account holders. The exceeding amount will not be subject to compensation with other taxes or transfer in favor of third parties; however, it can be carried forward to other fiscal periods of the above-mentioned taxes.

This tax has certain exemptions; as an example, debits and credits in banking accounts opened by foreign legal entities in accordance with BCRA Communication “A” 3250 and used exclusively for the purpose of making financial investments in Argentina are exempted from this tax is accordance with section 10, paragraph s) of Decree 380/2001. Likewise, Law No.27,264 established that the Tax on Credits and Debits on Bank Accounts that had actually been deposited may be computed in a 100% as payment on account of the income tax by companies that are considered “micro” and “small” and in 50% by manufacturing industries considered “medium -trench 1-” under the terms of article 1 of Law No. 25,300 and its complementary regulations.

In case Holders receive payments in local bank checking accounts, such tax may apply.

Pursuant to Law No. 27,432, dated December 29, 2017, this tax will be applied until December 31, 2022. Moreover, according to this law, the Government may provide that the percentage of this tax that on the effective date of this law (i.e. December 30, 2017) is not computable as payment on account of income tax, it is progressively reduced by up to twenty percent (20%) per year as of January 1, 2018, and it can be established that, in 2022, it can be completely calculated as a payment on account of the income tax.

Turnover Tax

Turnover tax is a local tax levied on gross income earned from an activity during the year and it is applied by each of provincial jurisdiction or the City of Buenos Aires.  Any investors regularly engaged in activities, or presumed to be engaged in activities, in any provincial jurisdiction or in the City of Buenos Aires where they receive revenues from interest arising from holding Notes, or from their sale or conveyance, could be subject to the turnover tax at rates that vary according to the specific laws of each Argentine province and of the City of Buenos Aires, unless an exemption applies.

There is a system of Collection and Control over Credits on Bank Accounts (“SIRCREB”) that enables the compliance of the Turnover Tax collection’s regimes, applicable over the amounts credited in Argentine bank accounts.  The regimes vary according to the specific laws of each Argentine province. The aliquots to apply depend on each one of the treasuries with a range that can currently reach 5%.

Buenos Aires City Tax Code, Section 180(1), third paragraph, sets forth that revenues from any transaction on notes issued in accordance with Law 23,576, the interest collected and updates accrued and the selling price in case of a transfer, shall be exempt provided the income tax exemption is applicable.

The province of Buenos Aires Tax Code sets forth a similar exemption in Section 207 (c), second paragraph.

Considering the autonomous authority vested in each provincial jurisdiction in connection with tax matters, any potential effects derived from these transactions must be analyzed, in addition to the tax treatment established by other provincial jurisdictions. Potential investors must consider the effects of the turnover tax and the SIRCREB regime depending on the local jurisdictions involved. Also, as certain jurisdictions have excluded the application of these regimes on certain financial transactions, holders shall corroborate the existence of any exclusion to these regimes in accordance with the jurisdiction involved.

Stamp Tax

The stamp tax is a local tax that is generally levied on the consummation of onerous transactions executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction.

Notwithstanding the fact that the stamp tax is a local tax, for Buenos Aires City, the acts, contracts and transactions, including money delivery or receipt transactions, related to the issuance, subscription, placement and transfer of notes, issued pursuant to the Negotiable Obligations Law regime are exempted from application of this tax.  This exemption shall include the creation of any real or personal guarantees in favor of investors or third parties guaranteeing the issuance, either prior to, simultaneous with or subsequently to such issuance.

This exemption also covers security rights related to issuances.  However, this exemption is forfeited if, within a 90-calendar days term, the relevant authorization is not requested for the public offering of such securities before the CNV and/or if placement of the Notes is not made within 180-calendar days from the date of granting of such authorization.

The acts and/or instruments related to the trading of shares and other securities duly authorized for public offering by the CNV are exempted from application of stamp tax in the City of Buenos Aires.  This exemption is also ineffective if the circumstances mentioned in the last sentence of the previous paragraph occur.

In turn, in the Province of Buenos Aires, any acts, contracts, transactions, including money delivery or receipt transactions, related to the issuance, subscription, placement and transfer of notes issued pursuant to the Negotiable Obligations Law regime and Law No. 23,962 are exempted from application of this tax.  This exemption shall include the creation of any real or personal guarantees in favor of investors or third parties guaranteeing the issuance, either prior to, simultaneous with or subsequently to such issuance.

Considering the autonomous authority vested in each provincial jurisdiction in connection with tax matters, any potential effects derived from these transactions must be analyzed, in addition to the tax treatment established by the other provincial jurisdictions.  Potential investors must consider the stamp tax impact depending on the local jurisdictions involved.

Transfer Taxes

The Province of Buenos Aires passed Law No. 14,044, approved on September 23, 2009 and published in the Argentine Official Gazette on October 16, 2009, whereby it imposed a Tax on Gratuitous Transfer of Assets (“TGTA”), effective as of January 1, 2011.

The basic aspects of the TGTA are:

TGTA is applicable to any enrichment resulting from gratuitous transfers, including:  inheritances, legacies, donations anticipated, inheritances or any other event that implies a gratuitous monetary enrichment.

The tax is payable by individuals and legal entities that are beneficiaries of a gratuitous transfer of assets.

For taxpayers domiciled in the Province of Buenos Aires, the tax is levied on the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires.  Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax is levied only on the gratuitous enrichment resulting from the transmission of assets located within the Province of Buenos Aires.

The following types of property, which may be freely transferred, are deemed situated in the Province of Buenos Aires (i) securities and shares of stock, notes, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuer´s assets situated in the Province of Buenos Aires.

The gratuitous transfer of assets (such as Notes) is exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than Ps. 269,000 and it rises to Ps. 1,120,000 when the transfer is done between parents, children and spouses.

Step‑up rates from 1.6026% to 8.7840% have been established, based on the degree of kinship and taxable base involved.

The Province of Entre Ríos, pursuant to provincial Law No. 10,553, dated December 13, 2017, has revoked its provincial TCTA stated by virtue of Law No. 10,197.

As for the existence of the TGTA in other provinces, potential investors must analyze the tax consequences according to the jurisdictions involved in the specific case.

Court Taxes

In the event that it becomes necessary to institute legal actions in relation to the Notes before a federal court in Argentina or the courts sitting in the City of Buenos Aires, a court tax will be imposed on the amount of any claim (currently at a rate of 3.0%). Certain court and other taxes could be imposed on the amount of any claim brought before the courts of the relevant province.

Double Tax Agreement

Argentina has entered into tax treaties to avoid the double taxation with several countries (Australia, Belgium, Bolivia, Canada, Chile, Denmark, Finland, France, Germany, Italy, México, Netherlands, Norway, Russia, Spain, Sweden, Switzerland, United Kingdom and Uruguay).  The agreement signed with United Arab Emirates is still undergoing the respective ratification procedure.  There is currently no tax treaty in force between Argentina and the United States.

Inflow of funds from Non‑Cooperative Jurisdictions

Non-cooperative jurisdictions are those countries or jurisdictions that do not have in force with the Government an agreement for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information.  Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will be considered non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed itself. After the tax reform the white list system in force was replaced by a black list system. In this system, the Executive Power would have to prepare and update a list of the countries considered as non-cooperative based on the aforementioned criteria. As of today, the United States is considered a cooperating country.

According to the legal assumption established by Law No. 11,683 Section 18.1 as it is amended, incoming funds from non-cooperative jurisdictions are considered as an unjustified net worth increases for the local receiver

Unjustified net worth increases are subject to the following taxes:

•          Income tax would be assessed on 110% of the amount of funds transferred;
•          VAT would be assessed on 110% of the amount of funds transferred.

Even though the concept “income arising from” is not clear, it could be construed as any fund transfer:

•          from an account in a non-cooperative jurisdiction, or from a bank account opened outside of a non-cooperative jurisdiction but owned by an entity located in a non-cooperative jurisdiction; or
•          to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentina tax resident.

Notwithstanding this assumption, the Law provides that Federal Administration of Public Revenues could consider as justified those funds respect of which it could be evidenced that derive from activities genuinely performed by an Argentine taxpayer, or by a third party in said jurisdictions, or that it arises from the placement of declared funds.

With respect to the application of the abovementioned legal presumption on incoming funds from jurisdictions considered as low or null tax jurisdictions (defined under section 15.3 of the Income Tax Law) further clarifications are expected to be issued by the implementing decree of Law No. 27,430.

THE ABOVE SUMMARY DOES NOT REPRESENT A FULL ANALYSIS OF ALL THE TAX CONSEQUENCES AND DOES NOT ADDRESS ALL OF THE ARGENTINE TAX CONSEQUENCES THAT MAY BE APPLICABLE DERIVED FROM THE OWNERSHIP OF NEGOTIABLE OBLIGATIONS.  POTENTIAL HOLDERS AND BUYERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THEIR PARTICULAR TAX CONSEQUENCES. IT DOES NOT PURPORT TO BE A COMPREHENSIVE DESCRIPTION OF ALL THE ARGENTINE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A DECISION TO PURCHASE, OWN OR DISPOSE OF THE NOTES. IN PARTICULAR, THIS SUMMARY DOES NOT DESCRIBE ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY, MUNICIPALITY OR TAXING JURISDICTION OTHER THAN CERTAIN FEDERAL LAWS OF ARGENTINA.

United States Taxes

General. This following discussion is a summary of U.S. federal income tax consequences generally applicable to a U.S. holder (as defined below) who holds our Class B Shares or ADSs. It applies to a U.S. holder only if such holder holds our Class B Shares or ADSs as “capital assets” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) and is not a member of a special class of holders subject to special rules, including: a dealer in securities; a trader in securities that elects to use a mark-to-market method of accounting for his or her securities holdings; a tax-exempt organization; a life insurance company; a person liable for alternative minimum tax; a person that actually or constructively owns 10% or more of the voting power or value of our aggregate shares outstanding; a person that holds Class B Shares or ADSs as part of a hedging or straddle or conversion transaction; a person that purchases or sells Class B Shares or ADSs as part of a wash sale for tax purposes; a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) and partners or members therein; or a person whose functional currency is not the U.S. dollar.

This discussion is based on the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of Argentina all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Class B Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Class B Shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in Class B Shares or ADSs.

A holder is a U.S. holder if such holder is a beneficial owner of Class B Shares or ADSs and such holder is: a citizen or resident of the United States; a domestic corporation or other entity taxable as such; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

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

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. holder must include in his or her gross income the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). If the holder is a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Provided that we are not a PFIC, for the year in which a dividend is paid or the preceding taxable year, dividends that are paid with respect to the ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. Because the Class B Shares are not readily tradable on an established securities market in the United States, it is unclear whether dividends paid with respect to the Class B Shares will also be qualified dividend income.

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

For foreign tax credit purposes, the dividend will generally be income from sources outside the United States. Dividends will, depending on the holder’s circumstances, generally be either “passive” or “general” income, for purposes of computing the foreign tax credit allowable to the holder. Subject to certain limitations, the Argentine tax withheld and paid over to Argentina will generally be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates.

However, it is likely that no U.S. foreign tax credit will be allowed to U.S. holders of Class B Shares or ADSs in respect of any personal property or similar tax imposed by Argentina (or any taxing authority thereof or therein) (for example, if such tax is not treated as an income tax for U.S. federal income tax purposes). The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involve the application of complex rules that depend on a U.S. holder’s particular circumstances. All U.S. holders should consult their own tax advisors regarding the creditability or deductibility of such taxes.

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

PFIC Rules.

In general, a non-U.S. corporation will be classified as a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. We do not believe that we were a PFIC for the taxable year ended December 31, 2017. We do not anticipate being a PFIC for our current taxable year, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year, however this is a factual determination that is made annually and thus may be subject to change.

If we were to be treated as a PFIC, unless a U.S. holder makes a valid election to be taxed annually on a mark-to-market basis with respect to the Class B Shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead, the U.S. holder would be treated as if he had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Class B Shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during the holding period of a U.S. holder. In addition, dividends received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC (or are treated as a PFIC with respect to a U.S. holder) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. . Additionally, U.S. holders owning our ADSs or Class B Shares may be subject to certain reporting obligations with respect to our ADSs or Class B Shares for years in which we were a PFIC.

If we were to be treated as a PFIC, we do not intend to provide the information necessary for U.S. holders of our ADSs or Class B Shares to make “qualified electing fund”, or QEF, elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

Each U.S. holder should consult its own tax advisors concerning the U.S. federal income tax consequences of holding and disposing of our ADSs or Class B Shares if we were, are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding.

Dividend payments with respect to ADSs or Class B Shares and proceeds from the sale, exchange or redemption of ADSs or Class B Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or that are otherwise exempt from backup withholding. U.S. holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Individual U.S. holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or Class B Shares, if such ADSs or Class B Shares are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. holder is required to submit such information to the IRS and fails to do so. All U.S. holders are urged to consult their tax advisors regarding the application of information reporting rules to them.

The discussion of U.S. federal income tax consequences above is not tax advice and is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of ADSs or Class B Shares. All U.S. holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of ownership and disposition of ADSs or Class B Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the CNV and the BASE and file reports and other information relating to our business, financial condition and other matters with the CNV and the BASE. You may read such reports, statements and other information, including our publicly filed Financial Statements, at the public reference facilities of the CNV and BASE maintained in Buenos Aires. We are also required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC will also be available to the public at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

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

Market risk represents the risk of loss that may impact our consolidated financial position, results of operations or cash flows due to adverse changes in financial market prices and interest rates. We are exposed to market risk in the areas of interest rates, foreign currency exchange and commodity prices. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors. Uncertainties that are either non-financial or non-quantifiable, such as political, economic, tax, or other regulatory or credit risks, are not included in the following assessment of our market risks.

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

We place our cash and current investments in high quality financial institutions in Argentina, and the United States of America. Our policy is to limit exposure with any one institution. Our temporary investments primarily consist of money market mutual funds, fixed-term deposits and public and private notes. The risk of these instruments is low given the short-term nature and high liquidity in well-known financial institutions.

The following table provides information regarding our assets and liabilities as of December 31, 2017 according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	2,097,766	3,607,665
Variable interest rate	21,584	-
Total	2,119,350	3,607,665

(1)	Includes short term investments, Treasury and BCRA notes and bank accounts. Most of our trade receivables do not accrue interest.
(2)	Includes loans, excluding issuance expenses.

Foreign Exchange Exposure

Due to the fact that our entire financial indebtedness is denominated in U.S. dollars, any significant devaluation of the peso would result in an increase in the cost of paying our debt, and therefore, may have a material adverse effect on our results of operations. Our results of operations and financial condition are also sensitive to changes in the peso-U.S. dollar exchange rate because most of our capital expenditures, and the cost of natural gas used in our Liquids business are denominated in U.S. dollars.

On the other hand, as discussed elsewhere herein, the tariffs charged by the Company for the natural gas transportation services are currently denominated in Argentine pesos. Revenues in U.S. dollars derived from our Liquids Production and Commercialization segment accounted for 75.2% of the segment’s total revenues for the year ended December 31, 2017. Likewise, 84% of the operating costs of this business segment for such period are denominated in U.S. dollars.

Our financial debt obligations denominated in foreign currency as of December 31, 2017, amounted to U.S.$241.2 million. As of December 31, 2017, we also had the equivalent of U.S.$45.0 million (Ps. 838.6 million) of trade and other payables denominated in U.S. dollars. Finally, U.S.$192.8 million (Ps. 3,575.6 million) of our assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$93.5 million as of December 31, 2017

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate curve would not have a significant impact on their total value.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2017, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates would have been Ps. 176.0 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Our indebtedness accrues interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to the financial assets at variable interest rate. The following table provides information presented in our reporting currency, Argentine pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rates by expected maturity dates. For further information see “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

		Expected maturity date
	Overdue	2018	2019	2022	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (4) (5)
Fixed rate	-	1,477.5	1,362.9	1,248.3	-	4,088.8	3,833.0
Interest rate (3)	-	9.625%	9.625%	9.625%	-	-	-

Financial lease in U.S. dollars(1) (6)
Fixed rate	28.1	139.5	139.5	139.5	781.0	1.227.6	891.3

(1)	Converted at the exchange rate as of December 31, 2017: Ps. 18.649 per U.S.$1.00.
(2)	Based on the quoted market prices of our 2014 Notes.
(3)	For a detailed description of 2014 Notes, see “Item 10. Additional Information—C. Material contracts—Debt Obligations.”
(4)
For further information about limitations on our ability to make payments on our debt denominated in U.S. dollars see “Item 3. D. Risk Factors. - The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.”

(5)	Includes future interest payment not accrued as of December 31, 2017.
(6)	Contracted undiscounted cash flows. Thus, they do not reconcile to the amount disclosed on the statement of financial position.

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

American Depositary Shares

Fees and Charges Payable by a Holder of ADRs

Our ADSs are listed on the NYSE under the symbol ‘‘TGS’’. Citibank N.A. is the Depositary ADSs pursuant to the Deposit Agreement. Each ADS represents the right to receive five shares.

Under the terms of the Deposit Agreement, as of the date of this Annual Report, an ADS holder may have to pay to the Depositary the fees specified in the table below.

The charges of the Depositary payable by investors are as follows:

Persons depositing or withdrawing shares must pay:	For:
U.S.$5.00 (or less) per 100 ADSs	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property
U.S.$0.05 (or less) per ADS	Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates
Any cash distribution to ADR registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR registered holders
U.S.$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (as provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2017 to April 13, 2018, we received from the Depositary U.S.$420,000 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect TGS.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2017, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2017, as stated in their report appearing herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

We have adopted a code of ethics (the “Code of Ethics”), applicable to all employees, including our principal executive, accounting and financial officers, and all directors. We will provide our Code of Ethics to any person without charge. Our Code of Ethics is available both on our website at http://www.tgs.com.ar/gobierno-corporativo/codigo-de-conducta and as an Exhibit to this Annual Report. The information on our website is not incorporated into this Annual Report.

Any waivers to the Code of Ethics for directors or executive officers requiring disclosure under the NYSE Standards will be disclosed on our website. For more information see, “Item 16G. Corporate Governance.”

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC and EY, during the years ended December 31, 2017 and 2016 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2017	2016	2017	2016
	(in thousands of pesos)
Audit fees	5,042.0	5,740.1	4,517.5	-
Audit-related fees	150.0	-	-	-
Tax fees	-	-	-	-
All other fees	879.7	-	170.0	-
Total fees	6,071.7	5,740.1	4,687.5	-

Audit fees. Audit fees in the above table represent services rendered for the audit of our annual Financial Statements for the Form 20-F, the review of our quarterly reports, and services provided by PwC and EY in connection with statutory and regulatory filings or engagements.

Audit-related fees. Audit-related fees in the above table represent services rendered by PwC in connection for its review of the regulatory presentations made to the CNV with respect to the Global Program.

Tax fees. None.

All other fees. Fees related to governance, risk and compliance billed by PwC and IFRS training activities delivered by EY.

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

All audit fees, audit-related fees, tax fees and other fees, if any, are submitted to our Audit Committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the services and fees rendered by our principal accountants in 2017 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by:

•	applicable Argentine law (particularly, the General Corporations Law),

•	Capital Market Law and Decree No. 1,023/2013,

•	the standards of the CNV,

•	our By-laws,

•	our Code of Conduct and other internal control policies and procedures, and

•	certain rules of the NYSE applicable to listed foreign private issuers.

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 10, 2018, three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

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

Audit Committee

According to SEC regulations and NYSE standards, listed companies must have an audit committee consisting of a minimum of three independent members. The members of the Audit Committee must be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have expertise in accounting or financial management. Also, if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the Board of Directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s Audit Committee, and shall disclose its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Item 19.	Exhibits

Exhibit No.
1.1	Corporate Charter and By-laws.(1)
1.2	By-laws Amendments.(2)
2.1
Indenture, dated as of May 14, 2007, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 7.875% Notes Due 2017.(3)

2.2	Officers’ Certificate establishing the terms of TGS’ 7.875% Notes Due 2017.(3)
2.3
We hereby agree to furnish to the SEC, upon its request, copies of any instruments defining the rights of holders of our long-term debt (or any long-term debt of our subsidiaries for which we are required to filed consolidated or unconsolidated financial statements), where such indebtedness does not exceed 10% of our total consolidated assets.

2.4
Indenture, dated as of February 11, 2014, among TGS, Law Debenture Trust Company of New York, as trustee, co-registrar, principal paying agent and transfer agent, and Banco Santander Río S.A., as registrar, paying agent and transfer agent, in respect of TGS’s 9.625% Notes Due 2020.(4)

2.5	Officers’ Certificate establishing the terms of TGS’ 9.625% Notes Due 2020.(4)
3.1	CIESA Shareholders’ Agreement.(5)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(6)
3.3	CIESA’s Settlement Agreement.(7)
4.1	Technical Assistance Service Agreement between TGS and Petrobras Argentina, dated November 4, 2014.(2)
5.1	Financial lease agreement between Petrobras Argentina S.A. and TGS, dated July 25, 2016.(9)
8.1	List of TGS’s Subsidiaries.
11.1	Code of Ethics.(5)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(8)

(1)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2001 (Commission File No. 1-13396).
(2)
Amendment incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2014 (Commission File No. 1-13396) and (ii) amendment previously filed with the Securities and Exchange Commission pursuant to current report on form 6-K, dated April 12, 2017 (Commission File No. 1-13.396).

(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2006 (Commission File No. 1-13396).
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2013 (Commission File No. 1-13396).
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2005 (Commission File No. 1-13396).
(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2010 (Commission File No. 1-13396).
(7)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2012 (Commission File No. 1-13396).
(8)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2003 (Commission File No. 1-13396).
(9)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2001 (Commission File No. 1-13396).

SIGNATURE

Pursuant to the requirements of Section 12 of the U.S. Securities Exchange Act of 1934, as amended, the registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANSPORTADORA DE GAS DEL SUR S.A.
(Registrant)
By:

/s/ Javier Gremes Cordero
	Name:	Javier Gremes Cordero
	Title:	Chief Executive Officer

/s/ Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and
Services Vice President

Dated: April 13, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 13, 2018 expressed an unqualified opinion thereon.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.  We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audit provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/Alejandro P. Frechou	Member of Ernst & Young Global

Price Waterhouse & Co. S.R.L ("PwC") has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017.

Buenos Aires, Argentina
April 13, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the consolidated statement of  financial position of the Company as of December 31, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes, and our report dated April 13, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.  We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/Alejandro P. Frechou	Member of Ernst & Young Global

Price Waterhouse & Co. S.R.L ("PwC") has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017.

Buenos Aires, Argentina
April 13, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of comprehensive income, of changes in equity and of cash flows (including the related notes) present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) at December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.

/s/Alejandro P. Frechou

Buenos Aires, Argentina

April, 13 2018

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
AS OF DECEMBER 31, 2017,  2016 AND 2015
(Stated in thousands of pesos as described in Note 3)

	Notes	2017	2016	2015

Revenue from sales	7	12,246,664	7,402,172	4,226,569
Cost of sales	8.h.	(6,523,317)	(4,435,915)	(2,759,905)
Gross profit		5,723,347	2,966,257	1,466,664

Administrative expenses	8.i.	(402,995)	(315,379)	(201,636)
Selling expenses	8.i.	(499,909)	(353,514)	(241,330)
Other operating expenses	8.k.	(104,377)	(65,543)	(335,451)
Operating profit		4,716,066	2,231,821	688,247

Net financial results
Financial income	8.j.	722,185	405,347	552,568
Financial expenses	8.j.	(1,290,145)	(1,218,708)	(1,526,731)
Total		(567,960)	(813,361)	(974,163)
Share of profit from associates	11	190	1,522	254

Net income / (loss) before income tax		4,148,296	1,419,982	(285,662)

Income tax (expense) / gain	14	(1,355,030)	(489,304)	113,553

Net income / (loss) and total comprehensive income / (loss) for the year		2,793,266	930,678	(172,109)

Net income / (loss) and total comprehensive income / (loss) attributable to:
Owners of the Company		2,793,263	930,675	(172,109)
Non-controlling interests		3	3	-
		2,793,266	930,678	(172,109)

Weighted average of outstanding ordinary shares		794,495,283	794,495,283	794,495,283
Basic and diluted earnings / (losses) per share		3.52	1.17	(0.22)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
 AS OF DECEMBER 31, 2017 AND 2016
(Stated in thousands of pesos as described in Note 3)

	Notes	2017	2016
ASSETS

Non-current assets
Property, plant and equipment	12	6,480,361	5,333,344
Investments in associates	9	3,065	2,874
Other financial assets at amortized cost	8.m.	14,473	21,584
Other financial assets at fair value through profit or loss	8.l.	-	142,872
Deferred tax asset	14	528	-
Other receivables	8.a.	12,106	75,465
Trade receivables	8.b.	3,055	8,122
Total non-current assets		6,513,588	5,584,261

Current assets
Other receivables	8.a.	695,316	378,272
Inventories		105,996	116,863
Trade receivables	8.b.	2,033,540	1,226,439
Other financial assets at amortized cost	8.m.	1,445,428	14,900
Other financial assets at fair value through profit or loss	8.l.	220,229	55,508
Cash and cash equivalents	8.c.	2,652,803	1,555,089
Total current assets		7,153,312	3,347,071

Total assets		13,666,900	8,931,332

EQUITY
Common stock		1,345,300	1,345,300
Legal reserve		269,059	247,503
Future dividends reserve		912,010	-
Future capital expenditures reserve		-	2,891
Accumulated retained earnings		2,793,263	930,675
Non-controlling interests		8	9

Total equity		5,319,640	2,526,378

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	273,390	416,716
Advances from customers	8.d.	298,169	313,686
Loans	13	3,169,760	3,771,604
Total non-current liabilities		3,741,319	4,502,006

Current liabilities
Provisions	15	196,349	221,433
Advances from customers	8.d.	81,004	37,594
Other payables	8.e.	33,547	3,816
Taxes payables	8.f.	96,557	59,192
Income tax payable		1,180,704	305,410
Payroll and social security taxes payable	8.n	235,207	168,859
Loans	13	1,329,270	145,396
Trade payables	8.g.	1,453,303	961,248
Total current liabilities		4,605,941	1,902,948

Total liabilities		8,347,260	6,404,954

Total equity and liabilities		13,666,900	8,931,332

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in thousands of pesos as described in Note 3)

	Shareholders Contributions			Retained Earnings
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Future capital expenditures and other financial need reserve	Future dividends reserve	Future capital expenditures reserve	Accumulated retained earnings	Subtotal	Total attributable to equity holders	Non-Controlling interests	Total

Balances at December 31, 2014	794,495	550,805	1,345,300	242,254	-	-	175,000	104,983	522,237	1,867,537	6	1,867,543

Resolutions of the Ordinary Shareholders´Meeting held on April 23, 2015
Derecognition of Reserves	-	-	-	-	-	-	(175,000)	175,000	-	-	-	-
Legal Reserve	-	-	-	5,249	-	-	-	(5,249)	-	-	-	-
Future Dividends Reserve	-	-	-	-	-	99,734	-	(99,734)	-	-	-	-
Future Capital Expenditures and Other Financial Expenses	-	-	-	-	175,000	-	-	(175,000)	-	-	-	-

Comprehensive loss for the year	-	-	-	-	-	-	-	(172,109)	(172,109)	(172,109)	-	(172,109)

Balances at December 31, 2015	794,495	550,805	1,345,300	247,503	175,000	99,734	-	(172,109)	350,128	1,695,428	6	1,695,434

Resolutions of the Board of Directors' Meeting held on January 13, 2016
Cash dividends	-	-	-	-	-	(99,734)	-	-	(99,734)	(99,734)	-	(99,734)

Resolutions of the Extraordinary and Ordinary Shareholders' Meeting held on April 20, 2016
Future Capital Expenditures Reserve	-	-	-	-	-	-	2,891	(2,891)	-	-	-	-
Derecognition of reserves	-	-	-	-	(175,000)	-	-	175,000	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	930,675	930,675	930,675	3	930,678

Balances at December 31, 2016	794,495	550,805	1,345,300	247,503	-	-	2,891	930,675	1,181,069	2,526,369	9	2,526,378

Resolutions of the Ordinary and Extraordinay Shareholders´ Meeting held on April 26, 2017												-
- Legal reserve	-	-	-	21,556	-	-	-	(21,556)	-	-	-	-
- Future Dividends reserve	-	-	-	-	-	912,010	-	(912,010)	-	-	-	-
- Derecognition of Reserves	-	-	-	-	-	-	(2,891)	2,891	-	-	-	-
									-	-
Dividends payment to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4)	(4)
									-	-
Comprehensive income for the year	-	-	-	-	-	-	-	2,793,263	2,793,263	2,793,263	3	2,793,266

Balances at December 31, 2017	794,495	550,805	1,345,300	269,059	-	912,010	-	2,793,263	3,974,332	5,319,632	8	5,319,640

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental Changes in Equity information, see Note 4.q).

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
CONDOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015
(Stated in thousands of pesos as described in Note 3)

	2017	2016	2015
Cash flows provided by operating activities

Total comprehensive income / (loss) for the year	2,793,266	930,678	(172,109)

Reconciliation of total comprehensive income / (loss) to cash flows provided by operating activities:

Depreciation of property, plant and equipment	358,420	286,798	261,393
Disposal of property, plant and equipment	7,814	7,201	8,481
Share of profit from associates	(190)	(1,522)	(254)
Increase in provisions	128,136	98,833	46,202
Interest expense accrual	400,947	392,372	287,290
Interest income on other financial assets other than cash and cash equivalents	(78,592)	(37,616)	(47,174)
Income tax	1,355,030	489,304	(113,553)
Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)	-	-	324,390
Derivative financial instrument results	-	8,933	(128,525)
Foreign exchange loss	208,256	623,757	948,456
Doubtful accounts	(12,055)	20,546	-

Changes in assets and liabilities:
Other financial assets at fair value through profit or loss	-	-	(19,856)
Trade receivables	(933,043)	(524,014)	(474,352)
Other receivables	(253,686)	(227,569)	(120,299)
Inventories	10,867	(108,411)	20,679
Trade payables	329,675	487,238	(86,502)
Payroll and social security taxes	66,348	51,927	35,249
Taxes payables	7,396	(33,368)	48,391
Income tax	(73,315)	(39,189)	321
Other payables	29,731	(37,131)	(195)
Provisions	(153,220)	(27,986)	(45,963)
Interest paid	(182,131)	(324,869)	(230,031)
Income tax paid	(515,423)	(10,529)	(10,517)
Derivative financial instruments	-	118,490	(44,009)
Advances from customers	28,340	(6,359)	(20,478)

Cash flows provided by operating activities	3,522,571	2,137,514	467,035

Cash flows used in investing activities

Additions to property, plant and equipment	(1,308,560)	(596,109)	(401,980)
Financial assets not considered cash equivalents	(1,221,342)	61,436	173,698

Cash flows used in investing activities	(2,529,902)	(534,673)	(228,282)

Cash flows used in financing activities

Payment of loans	(40,433)	(916,490)	(294,556)
Dividends paid to the Company's shareholders	-	(99,734)	-
Dividends paid to non-controlling interest	(4)	-	-

Cash flows used in financing activities	(40,437)	(1,016,224)	(294,556)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	952,232	586,617	(55,803)

Cash and cash equivalents at the beginning of the year	1,555,089	872,537	789,420

Foreign exchange gains on Cash and cash equivalents	145,482	95,935	138,920

Cash and cash equivalents at the end of the year	2,652,803	1,555,089	872,537

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.	BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (the “License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of digital terrestrial radio relay.

On April 26, 2017, the Ordinary and Extraordinary Shareholders’ Meeting approved the amendment of TGS’ bylaws (the “Statutory Modification”) in order to: (i) expand the corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) allow the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Law. The objective is to provide this Administration body with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, it has been recorded that the Statutory Modification has not received comments from ENARGAS, in what concerns its competence, as informed by a note dated April 25, 2017, nor from (ii) the Comisión Nacional de Valores (“CNV”), which has made up the Statutory Modification through a note dated April 18, 2017. On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the Statutory Modification, which finally was approved by the General Inspection of Justice on July, 25, 2017.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (in the process of merging with Pampa Energía S.A. “Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the “Trust”), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. (“PCT”), which directly and together with WST S.A. (Member of Werthein Group, “WST”) indirectly through PEPCA S.A. (“PEPCA”), hold a 50% of the shareholding in CIESA.

The current shareholding structure of CIESA is the result of the transaction carried out on July 27, 2016, by which: (i) Pampa Energía and its subsidiary Pampa Participaciones SA sold all of the capital stock and votes of its ownership in PEPCA in favor of GIP (by 51%), WST (by 45.8%) and PCT (by 3.2%), and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, with a holding of 55% and 45%, respectively (the “Transaction”). On August 9, 2016, ENARGAS authorized the change of share control in CIESA.

On July 27, 2016, Pampa Energía SA acquired from an affiliate of Petroleo Brasileiro SA the total shareholding and votes of Petrobras Participaciones S.L., the controlling company of Petrobras Argentina S.A., and consequently the indirect control of Petrobras Hispano Argentina S.A.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On December 7, 2016, Pampa Energía, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A. (jointly “Pampa Group”) requested authorization from ENARGAS to exercise the exchange option (the “Exchange”) provided for in the Transaction. The Exchange consisted of a series of transfers by which Pampa Group transfers to GIP and PCT 40% of the capital stock of CIESA, while GIP and PCT transfer to Petrobras Hispano Argentina S.A. their status as Beneficiaries of the Trust. Thus, the Exchange did not modify GIP, PCT and WST percentage ownership of CIESA, and thereby TGS. Finally, the Exchange was approved by ENARGAS on December 29, 2016.

As a result of the Transaction and the Exchange, GIP, WST and PCT hold 50% of CIESA’s capital stock in the following proportions: GIP 27.10%, WST 4.58% and PCT 18.32%, while Pampa Group holds the remaining 50%.

On February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras Argentina S.A approved the merger commitment mentioned above. The merger was effective as from November 1, 2016. At the date of issuance of these consolidated financial statements, the administrative compliance of the merger is still pending by the controlling bodies.

2.	CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements with TGS, Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), which are jointly referred to as the “Company”.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These financial statements have been prepared in order to be included in a Securities and Exchange Commission (“SEC”) filing and have been approved by the Company’s Board of Directors on April 13, 2018.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciation, recoverable value of assets, and present value of long term receivables. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be realized or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), which is the functional currency of the Company, unless otherwise stated. For further information, see Note 4.c.

4.	SIGNIFICANT ACCOUNTING POLICIES

a)	New accounting standards

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2017 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal periods beginning on or after January 1, 2017:

Amendments to IAS 12 “Income Taxes”

In January 2016, the IASB issued certain amendments with respect to the recognition of deferred tax assets for unrealized losses.

The adoption of this standard has not had any impact on the financial situation or the results of the Company’s operations as there are no active temporary differences reached by these modifications.

Amendments to IAS 7 “Statements of Cash Flows”

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

The Company applied these amendments. See Note 6.

New standards and interpretations issued by the IASB not yet effective for the periods beginning on January 1, 2017

Below is a description of the standards, amendments and interpretations to existing standards that are issued, but not yet effective and might impact the Company. They have not been early adopted by the Company:

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 “Revenue from contracts with customers” was issued which establishes a new model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity shall assess the goods or services promised in a contract with a customer and shall identify its performance obligations. IFRS 15 introduces a 5-step approach to recognize revenue:

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

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

According to IFRS 15, among other issues, a mechanism is established for assigning the transaction price among the different performance obligations. According to this standard, the Company must recognize its income once the performance obligations are satisfied; this is whenever the “control” over the goods or services is transferred to the client.

Note 7 includes the main revenue streams of the Company.

After performing its analysis, the Company’s management has concluded that the current revenue recognition practices based on current IFRS, are substantially consistent with the requirements of IFRS 15.

Given the analysis carried out by management, it is not estimated that the application of IFRS 15 will have a significant impact on the accumulated retained earnings.

TGS will apply IFRS 15 for its fiscal years beginning on January 1, 2018. To this end, it will apply the modified retrospective approach. To do so, if any, the cumulative effect of the initial application of this standard will be retroactively recognized as an adjustment to the opening balance of accumulated retained earnings as of January 1, 2018 and the comparative information will not be adjusted.

It is noteworthy that this rule requires the use of higher estimates and professional judgments than those applied in the current accounting standards. Additionally, IFRS 15 requires the presentation of greater disclosures in the financial statements including the disclosure of significant judgments applied.

In this regard, IFRS 15 requires the presentation separately in the statement of financial position of the assets and liabilities of the contracts and the trade receivables. This requirement will result in posting certain reclassifications as of January 1, 2018 in relation to the services to be provided to those customers who paid in advance the transportation capacity or the services contracted, which are currently classified as “advanced from customer”.

IFRS 9 Financial instruments

In July 2014 a new revised version of IFRS 9 “Financial instruments” was issued. The IFRS 9 introduces new requirements to the classification and measurement of financial instruments. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. Also, new requirements to classify and measure financial assets were included in this version.

IFRS 9 will be applicable for its fiscal years beginning on January 1, 2018.

Management has assessed financial assets and liabilities as of December 31, 2017 in order to determine the impact that its classification and measurement could have on its financial situation and results of operations. Management has assessed that the application of IFRS 9 will not have an impact on the accumulated retained earnings.

IFRS 16 “Leases”

In January 2016, IFRS 16 “Leases” was issued which establishes a new model of accounting for leasing transactions. This standard replaces the current guidance on the accounting for such transactions in IAS 17 “Leases” and related interpretations.

As a result of the modifications introduced, the accounting treatment of leases in the lessee accounting will undergo major changes. IFRS 16 eliminates the dual accounting model for lessee distinguishing between on-balance sheet finance leases and operating leases for which no recognition of future lease payments is required. Instead, a unique, in-balance model is developed that is similar to the current financial leasing model. There are certain exceptions for short-term and insignificant leases. It also requires the presentation of further disclosures.

IFRS 16 will be effective for annual periods beginning after January 1, 2019, with earlier application permitted. Adoption is retroactive.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company is currently assessing the impact of IFRS 16 and as of the date of these consolidated financial statements is not reasonably possible to determine its impact.

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”

This interpretation refers to the determination of the “transaction date” that determines the exchange rate to be used in the initial recognition of an asset, expense or income related to an entity that received or paid a foreign currency advance. Applies to foreign currency transactions when an entity recognizes a non-monetary asset or non-monetary liability arising from the receipt or payment of advance consideration before the entity recognizes the related asset, expense or income.

For the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or income, the transaction date is the date on which the non-monetary asset or liability derived from the receipt or payment of the advance is recognized.

This interpretation applies to fiscal years beginning on or after January 1, 2018. The initial application may be retroactive or prospective from: (i) the beginning of the period in which it is applied; or (ii) the beginning of an earlier comparative period.

The Company believes that the adoption of this standard will not have an impact on its financial position or on its results of operations given that its accounting policies are in line with this interpretation.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

The interpretation clarifies the application of IAS 12 “Income taxes” with regards to the effect of uncertain income tax position in tax gains (losses), tax base and unused tax losses / tax credits and tax rates.

The interpretation specifically clarifies whether an entity should use judgment to determine each tax treatment independently or collectively. The decision should be based on which approach provides better predictions of the resolution of the uncertainty.

An entity has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, that it used or plans to use in its income tax filing.

If the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit consistently with the tax treatment included in its income tax filings.

If the entity concludes that it is not probable that a particular tax treatment is accepted, the entity has to use the most likely amount or the expected value of the tax treatment when determining taxable profit. The decision should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Company is analyzing the impact of IFRIC 23, and as of the date of these consolidated financial statements it is not possible to reasonably determine its impact.

b)	Consolidation

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2017 and 2016 is as follows:

Company	Shareholding and votes (in %)	Country	Closing date	Main activity

Telcosur	99.98	Argentina	December 31	Telecommunication Services
CTG(1)	100.00	Argentina	December 31	Electricity related services

(1)	This company was acquired on August 8, 2017.

For consolidation purposes for the year ended December 31, 2017, the financial statements of Telcosur have been used at that date. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2017.

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

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2017 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2017 of Link, TGU and EGS (in liquidation) from this date to December 31, 2017.

As mentioned in note 22, on October 13, 2016, the liquidator of EGS ordered the payment of a dividend in kind to its shareholders, which was made in proportion to their shareholdings. For this reason, as of December 31, 2016, the valuation of the investment in EGS has been adjusted in Ps. 2,289.

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

According to Link’s accounting policies, certain items of property, plant and equipment (“PPE”) are measured using the revaluation model, meanwhile, as it is stated in Note 4.i, the Company use the cost model to measure PPE items.  Furthermore, as of December 31, 2017 and 2016, investment in Link has been reduced to zero in the extent that it recorded a shareholders’ equity below zero according to the accounting policies used by TGS. As of the date of issuance of these Consolidated Financial Statements, the Company has not incurred in any legal or constructive obligation or made payments on behalf of the associate.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2017 and 2016:

Company	Shareholding and voting (in %)	Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline maintenance	December 31
EGS (“in liquidation”)	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

Joint arrangement

As indicated in Note 22 on August 7, 2017, the Company formed a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This joint agreement takes the form of a joint operation between the Company and SACDE.

Given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

For further information regarding the UT, see Note 10.

c)	Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate (‘the functional currency’).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the fair value method, are expressed in terms of the current unit of measure at the reporting date of the reporting period. For this purpose, in general terms, the inflation produced from the date of acquisition or from the date of revaluation, as appropriate, should be included in non-monetary items. In order to conclude about the existence of a hyperinflationary economy, the standard details a series of factors to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

As of December 31, 2017, for companies in Argentina, it is not possible to compute the cumulative inflation rate for the three-year period ended on that date based on official data of the Instituto Nacional de Estadísticas y Censos (“INDEC”), because in October 2015, INDEC ceased to compute the Wholesale Price Index, and started to compute it again as from January 2016.

At the end of the reporting period, as a result of: (i) local inflation data has not been reported consistently, (ii) the slowdown in inflation in the second half of 2016 and during 2017 and (iii) mixed qualitative indicators suggest that there are not conclusive evidence that the Argentine peso meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29 and, therefore, these consolidated financial statements have not been restated in constant currency. In this regard, the Company’s Management will continue monitoring the evolution of inflation levels in the Argentine Republic in order to comply with the provisions of IAS 29.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

However in recent years, certain macroeconomic variables affecting the Company’s operations, such as payroll costs, prices of inputs and services, and the exchange rate have undergone significant annual variations. This circumstance should be considered in the evaluation and interpretation of the financial situation and results presented by the Company in these Consolidated Financial Statements.

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

Financial assets held to maturity: TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity.

Loans and other receivables: The Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets.

Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As of December 31, 2017 and 2016, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading. As of December 31, 2017 and 2016, there are no instruments classified in this category.

Other financial liabilities: The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition. For additional information see Note 16.2.1.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value including transaction costs. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of comprehensive income within ‘Financial Income’ in the period in which they arise.

Unrealized gains or losses arising from changes in the fair value of the financial asset category available for sale are recognized as other comprehensive income in the reserve for financial assets classified as available for sale, until the investment is derecognized. At that moment, the accumulated gain or loss is recognized as an operating profit or is considered as an impairment of the asset’s value, in which case the accumulated loss is reclassified to the income statement as a financial cost and is eliminated from the respective reserve.

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

As of December 31, 2016, impairment of financial assets corresponds to the allowance for doubtful accounts indicated in Note 8.b.

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

e)	Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial gain/expenses” in the statement of comprehensive income.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2017, the Company does not have derivative financial instruments

f)	Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

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

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Customers’ credit risk, historical trends and other relevant information are considered to assess impairment. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The amount of the allowance is the difference between the asset’s carrying amount and the estimated future recoverable cash flows. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of comprehensive income.

The tax credits (for income tax and value added tax) booked as a consequence of the tariff increase reversal (Note 19.c.) were written off as of December 31, 2017.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

h)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of change of value.

i)	Property, plant and equipment

PPE as of January 1, 2012 (IFRS’ transition date) were measure at deemed cost, less accumulated depreciation at such date. Deemed cost was determined by applying the exemption provided in IFRS 1 as follows:

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$561.2 million. This price was the basis to determine a total value of common stock of U.S.$801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$395.0 million, resulted in a total value for property, plant and equipment of U.S.$1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as of February 28, 2003 in accordance with previous accounting standards to recognize changes in general price index and net of accumulated depreciation.

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as of February 28, 2003.

Other items of PPE: have been valued at acquisition cost restated for the effects of inflation up to February 28, 2003 according to the previous accounting standards, to reflect changes in the general price index, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the goods affected to the Production and Commercialization of Liquids and Other Services segment.

Capitalization of foreign exchange loss: under previous accounting standards Resolutions No. 3/2002 and No. 87/03 issued by the Consejo Profesional de Ciencias Económicas (“CPCECABA”) established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, could be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. They have been added to the cost of the assets acquired or constructed through this financing, net of the accumulated depreciation.

TGS considered that these deemed cost values were substantially comparable at that date with the depreciated cost under IFRS, adjusted to reflect changes in the economy’s prices index.

PPE additions after the IFRS Transition date are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable). The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is derecognized. In the same way, when a major maintenance is carried out, they are added to the cost of the good if the recognition criteria are satisfied, derecognizing any remaining non-depreciated remaining value, if any, of previous overhaul.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes borrowing costs on long term construction projects, until the moment in which the asset is in conditions for its use. Financial expense capitalized was Ps. 48,975 and Ps. 39,736 for the years ended December 31, 2017 and 2016.

Depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

For depreciation of all other PPE, the Company uses the straight-line method of depreciation based on the useful life assigned to each item.

Major maintenance costs are depreciated according to the estimated time until the next major maintenance planned. Regarding the capitalized financial costs, they are depreciated based on the remaining useful lives of those components of PPE that originated such capitalization.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is disposed.

Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired. If any indication exists, the Company estimates the asset´s recoverable amount. An asset´s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of asset; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

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

As of December 31, 2017 and 2016, the carrying value of PPE does not exceed their recoverable value.

j)	Financial Leases

TGS classifies as financial leases when it assumes substantially all the risks and benefits of ownership of leased assets. To that end, an asset and a liability are initially recognized at the same amount as the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

Subsequently, each finance lease payment should be apportioned between the finance charge and the reduction of the outstanding liability (the finance charge to be allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability). The corresponding lease payments, net of financial charges, are included in “Financial leases” in the current and non-current financial loans caption of the Statement of Financial Position. Interest on the financial cost is charged to the Statement of Comprehensive Income in the period of the lease in order to obtain a constant periodic interest rate on the debt pending amortization in each period.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Assets acquired through finance leases are depreciated over the useful life of the assets received in accordance with current depreciation policies.

k)	Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

l)	Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax charge is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2017 and 2016, there are no provisions for this concept.

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date (Note 14).

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

m)	Tax on Minimum Presumed Income

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the tax on minimum presumed income “TOMPI”). The TOMPI is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the TOMPI. Any excess of the TOMPI over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over TOMPI occurring within the subsequent ten years.

When the Company considers it is probable that the position of the TOMPI is utilized as payment on account of income tax, TGS accounts for TOMPI credit as current or non-current, as appropriate, under “Other receivables” in the statement of financial position. As of December 31, 2016, the Company recorded a balance of Ps. 71,405 offsetting the balance of income tax payables.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In accordance with the provisions of article 76 of Law No. 27,260, the TOMPI has been repealed for the periods beginning on or after January 1, 2019.

n)	Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including interpretive questions of the current legislation and those of regulatory nature.

Provisions for legal claims and/or claims by third parties (“legal claims and others”) are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

o)	Revenue recognition

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

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf of third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, (ii) Other liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided and (iii) Government grants related to economic compensation of selling liquefied petroleum gas (“LPG”) below market prices are recognized as revenues at the time of the deliveries of the products as there is reasonable assurance that the grant will be received (Note 17.b).

The services included in the Other Services segment consist mainly of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity. In addition, the Company also provides gas pipeline operation, inspection and maintenance services. Revenue from sales in this segment is recognized when the service is provided.

Also, TGS provides telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

p)	Advances of customers

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Additionally, it includes the advance received by the UT from the Ministry of Energy and Mining “MINEM” as payment on account of the gas pipeline construction project. For more information, see Note 22.

q)	Equity accounts

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

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

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

General Resolution No. 593/11 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

r)	Basic and diluted (losses) / earnings per share

Basic earnings per share as of December 31, 2017, 2016 and 2015 was calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). There are no transactions or concepts that generate a dilutive effect, therefore the diluted earnings per share equals the basic earnings per share.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

s)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The Company’s CODM is the Board of Directors. Business segment information is provided in Note 7.

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

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company’s results of operations. The Company’s critical accounting policies are discussed below:

(a) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

(b) Income Tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets requires a considerable judgment by Management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business.

On December 29, 2017, the PEN promulgated and put into effect through Decree 1112/2017 a tax reform enacted in the National Congress through Law No. 27,430 (the “Tax Reform”). Among other issues, this reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 35%, 30% and 25% for fiscal periods 2017, 2018/2019 and 2020 onwards, respectively.

Since these regulations were published in the Official Gazette and are in full force, for the calculation of deferred assets and liabilities, the Company made an estimate of the reversal of the deferred items and the tax rates applicable in the period in which the asset is expected to be realized or the liability is expected to be canceled.

Note 14  includes more detailed information on Income Tax.

(c) Impairment of property, plant and equipment

As mentioned in Note 4.i, the Company periodically evaluates the existence of events or significant changes that could have adverse effects on the Company or will take place in the near future that could affect the recoverable value of the PPE amounts. These evaluations are carried out at the lowest level for which there are identifiable cash flows, that is, for each single CGU. TGS considers each of its business segments to be a CGU.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Some of the indications that the Company evaluates to determine the existence of trigger events that could lead to the impairment of PPE value are the following, among others:

Whether significant decreases in the market values of PPE elements took place.
Whether prices of the main products and services that are marketed decreased.
Whether significant changes in the regulatory framework were introduced.
Whether operating costs suffered a materially increase.
Whether evidence of obsolescence or physical damage has occurred.
Whether the macroeconomic situation in which TGS carries its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc., has worsen.

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

No impairment indicators were identified as of December 31, 2017.

(d) Allowances for doubtful accounts

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

Non-cash investing and financing activities for the years ended December 31, 2017, 2016 and 2015 are presented below:

	2017	2016	2015
Unpaid acquisition of PPE	202,911	47,198	25,608
Leasing for PPE acquisition	-	750,389	-
Principal payment of financial lease (1)	37,952	-	-
Financial charges capitalization	48,975	39,735	22,676
Increase in financial assets through a decrease in Other Receivables (2)	-	144,773	-
(1)	Paid through the offset of account receivables hold with the creditors. (See Note 13)
(2)	See Note 17.b)

Note 13 includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
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

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

Reported revenues of the operating segments are 10% or more of the combined revenue, internal and external, of all operating segments;
The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.
Assets are 10% or more of the combined assets of all operating segments

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

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments are as follows:

Natural Gas Transportation: Revenues of this business segment are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services and exchange and displacement services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system (Note 17.c). This business segment is subject to ENARGAS regulation.

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

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Moreover, within this segment services provided by the UT were included. For further information, see Note 10.

Telecommunications: Telecommunication services are rendered through Telcosur, a company controlled by TGS. Telcosur provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Detailed information on each business segment for the years ended December 31, 2017, 2016 and 2015 is disclosed below:

Year ended December 31, 2017
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues from sales (1)	4,559,739	6,875,241	735,839	75,845	-	12,246,664
Intersegment revenues	150,388	-	-	-	(150,388)	-
Cost of sales	(1,845,551)	(4,428,764)	(353,676)	(45,714)	150,388	(6,523,317)
Administrative expenses	(316,627)	(59,249)	(22,984)	(4,135)	-	(402,995)
Selling expenses	(260,313)	(163,746)	(66,306)	(9,544)	-	(499,909)
Other operating (expenses) / income	(126,027)	27,253	(5,758)	155	-	(104,377)
Operating profit	2,161,609	2,250,735	287,115	16,607	-	4,716,066
Depreciation of property, plant and equipment	(245,600)	(20,170)	(92,650)	-	-	(358,420)

(1) Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 235,459 of  Government subsidies.

Identifiable assets	8,284,454	3,911,169	1,410,054	61,223	-	13,666,900
Identifiable liabilities	5,991,730	1,217,863	1,120,469	17,198	-	8,347,260

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications		Total
External market	-	2,676,792	-	-	-	2,676,792
Local market	4,559,739	4,198,449	735,839	75,845	-	9,569,872

Year ended December 31, 2016
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales (1)	2,087,191	4,768,326	485,855	60,800	-	7,402,172
Intersegment revenues	71,079	-	-	-	(71,079)	-
Cost of sales	(1,068,714)	(3,218,936)	(187,815)	(31,529)	71,079	(4,435,915)
Administrative expenses	(264,821)	(32,535)	(14,734)	(3,289)	-	(315,379)
Selling expenses	(121,189)	(180,499)	(44,286)	(7,540)	-	(353,514)
Other operating (expenses) / income	(44,678)	(19,147)	(1,261)	(457)	-	(65,543)
Operating profit	658,868	1,317,209	237,759	17,985	-	2,231,821
Depreciation of property, plant and equipment	(238,844)	(16,693)	(31,261)	-	-	(286,798)

(1)	Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 183,870 of Government subsidies.

Identifiable assets	6,454,526	1,184,593	1,235,079	57,134	-	8,931,332
Identifiable liabilities	4,209,833	1,214,944	968,527	11,650	-	6,404,954

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications		Total
External market	-	1,437,902	-	-	-	1,437,902
Local market	2,087,191	3,330,424	485,855	60,800	-	5,964,270

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2015
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales (1)	1,013,998	2,907,770	260,600	44,201	-	4,226,569
Intersegment revenues	21,435	-	-	-	(21,435)	-
Cost of sales	(779,923)	(1,869,397)	(108,617)	(23,403)	21,435	(2,759,905)
Administrative expenses	(172,667)	(16,512)	(9,985)	(2,472)	-	(201,636)
Selling expenses	(48,082)	(155,747)	(32,889)	(4,612)	-	(241,330)
Other operating (expenses) / income	(332,997)	(2,663)	191	18	-	(335,451)
Operating profit	(298,236)	863,451	109,300	13,732	-	688,247
Depreciation of property, plant and equipment	(194,659)	(49,651)	(17,083)	-	-	(261,393)

(1)	Revenues from sales from Production and Commercialization of Liquids segment includes Ps. 126,929 of Government subsidies.

Identifiable assets	5,032,799	1,237,732	310,441	65,605	-	6,646,577
Identifiable liabilities	4,095,216	625,023	196,031	34,873	-	4,951,143

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications		Total
External market	-	967,340	-	-	-	967,340
Local market	1,013,998	1,940,430	260,600	44,201	-	3,259,229

8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2017		2016
	Current	Non Current	Current	Non Current
Turnover tax credit balance	-	-	1,074	-
Income tax credit balance	-	-	962	-
VAT credit balance	105,367	-	101,460	-
Other tax receivables (1)	7,229	2,564	15,430	68,686
Prepaid expenses	21,783	-	20,124	-
Advances to suppliers	375,505	-	70,203	-
Subsidies receivables	173,311	-	156,399	-
Easements to be recovered	-	461	-	461
Other Receivables UT	2,247	-	-	-
Others	9,874	9,081	12,620	6,318
Total	695,316	12,106	378,272	75,465

(1)	As of December 31, 2016 other non current tax receivables include Ps. 65,539 of income tax and VAT credits generated by the reversion of the tariff increase credit.

The breakdown of other receivables based on its currency of origin is the following:

	2017		2016
	Current	Non Current	Current	Non Current
Argentine Pesos	650,186	12,106	359,103	75,465
U.S. Dollars	45,130	-	19,169	-
Total	695,316	12,106	378,272	75,465

b)	Trade receivables

	2017		2016
	Current	Non Current	Current	Non Current
Ordinary	2,008,861	3,055	1,128,454	8,122
Natural Gas Transportation	890,370	-	405,388	-
Production and Commercialization of Liquids	909,065	-	550,596	-
Other services	209,426	3,055	172,470	8,122
Related parties	24,679	-	117,688
Natural Gas Transportation	9,687	-	5,544	-
Other services	14,992	-	112,144	-
Allowance for doubtful accounts	-	-	(19,703)	-
Total	2,033,540	3,055	1,226,439	8,122

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The breakdown of trade receivables based on its currency of origin is the following:

	2017		2016
	Current	Non Current	Current	Non Current
Argentine Pesos	960,693	-	568,500	-
U.S. Dollars	1,072,847	3,055	657,939	8,122
Total	2,033,540	3,055	1,226,439	8,122

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2015	1,389
Additions (1)	19,703
Applications	(1,389)
Reversals	-
Balances as of December 31, 2016	19,703
Additions	-
Applications	-
Reversals (1)	(19,703)
Balances as of December 31, 2017	-

(1)	The total amount is recorded in Selling Expenses

c)	Cash and cash equivalents

	2017	2016
Cash and banks	664,910	650,248
UT Cash and banks	471	-
Mutual funds	1,263,969	901,680
Bank account	659,448	3,161
UT Mutual funds	64,005	-
Total	2,652,803	1,555,089

The breakdown of cash and cash equivalents based on its currency of origin is the following:

	2017	2016
Argentine Pesos	1,340,795	921,768
U.S. Dollars	1,312,008	633,321
Total	2,652,803	1,555,089

d)	Advances from customers

	2017		2016
	Current	Non Current	Current	Non Current
Aluar Aluminio Argentino S.A.C.I. ("Aluar")	6,742	138,238	6,742	144,980
Advances from customers -UT-	59,868	-	-	-
Total Austral S.A. ("Total Austral")	-	-	795	-
YPF S.A. ("YPF")	2,526	4,517	2,434	6,947
Pan American Sur S.A. ("PAS")	-	-	530	-
Pan American Energy L.L.C. ("PAE")	2,182	56,805	2,182	58,976
PBB Polisur S.A. ("Polisur")	5,115	94,804	3,905	98,531
Otros	4,571	3,805	21,006	4,252
Total	81,004	298,169	37,594	313,686

(1)
They are mainly related to the financing of expansion works for the rendering of services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

Advances from customers are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

e)	Other payables

	2017		2016
	Current	Non Current	Current	Non Current
Payable for compensation for the Board of Directors and Supervisory Committee	-	-	2,334	-
Justice fee payable	31,882	-	-	-
Others	1,665	-	1,482	-
Total	33,547	-	3,816	-

Other payables are denominated in pesos.

f)	Taxes payables

	2017		2016
	Current	Non Current	Current	Non Current
Withholdings and perceptions made to third parties	54,014	-	43,687	-
Tax on exports	638	-	2,299	-
Turnover Tax	28,862	-	4,570	-
Others	13,043	-	8,636	-
Total	96,557	-	59,192	-

Taxes payables are denominated in pesos.

g)	Trade payables

	2017		2016
	Current	Non Current	Current	Non Current
Suppliers	1,332,298	-	911,318	-
UT Suppliers	7,610	-	-	-
Customers (credit balances)	10,736	-	8,592	-
Related companies	102,659	-	41,338	-
Total	1,453,303	-	961,248	-

The breakdown of trade payables based on its currency of origin is the following:

	2017		2016
	Current	Non Current	Current	Non Current
Argentine Pesos	614,699	-	290,245	-
U.S. Dollars	838,604	-	671,003	-
Total	1,453,303	-	961,248	-

h)	Cost of sales

	2017	2016	2015
Inventories at the beginning of the year	116,863	8,452	29,131
Purchases	3,718,129	2,868,189	1,574,999
Operating costs (Note 8.i.)	2,794,321	1,676,137	1,164,227
Inventories at the end of the year	(105,996)	(116,863)	(8,452)
Total	6,523,317	4,435,915	2,759,905

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

i)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2017
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	1,104,770	530,892	289,732	222,528	61,618		-
Social security taxes	188,424	82,847	49,461	42,825	13,291		-
Compensation to Directors and Supervisory Committee	8,455	-	-	8,455	-		-
Professional services fees	61,786	1,504	3,055	52,109	5,118		-
Technical operator assistance fees	354,518	160,095	194,423	-	-		-
Materials	59,949	18,602	41,347	-	-		-
Third parties services	126,971	52,922	63,530	10,519	-		-
Telecommunications and post expenses	9,936	1,323	1,217	6,912	484		-
Rents	6,827	1,980	962	3,407	478		-
Transports and freight	35,514	21,124	12,056	2,314	20		-
Easements	21,490	21,490	-	-	-		-
Offices supplies	3,450	1,041	368	1,589	452		-
Travels expenses	19,325	8,643	3,174	5,613	1,895		-
Insurance	32,262	18,848	10,724	2,413	277		-
Property, plant and equipment maintenance	641,569	554,602	80,590	5,276	1,101		-
Depreciation of property, plant and equipment	358,420	219,245	112,693	26,482	-		-
Taxes and contributions	566,058	131,187	7,943	719	426,209	(1)	-
Advertising	479	-	3	-	476		-
Doubtful accounts	(12,055)	-	-	-	(12,055)		-
Banks expenses	4,438	-	-	4,438	-		-
Interests expense	469,325	-	-	-	-		469,325
Foreign exchange loss	717,234	-	-	-	-		717,234
Other financial charges	103,586	-	-	-	-		103,586
Derivative financial instruments results	-	-	-	-	-		-
Costs of services rendered to third parties	69,059	-	69,059	-	-		-
Transactions among business segments	-	(150,388)	150,388	-	-		-
Other expenses	35,580	19,206	8,433	7,396	545		-
Year ended December 31, 2017	4,987,370	1,695,163	1,099,158	402,995	499,909		1,290,145

(1)	Includes tax on exports of Ps. 700 for year ended December 31, 2017

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2016
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	814,731	403,546	200,403	163,999	46,783		-
Social security taxes	139,356	64,518	33,944	30,874	10,020		-
Compensation to Directors and Supervisory Committee	6,328	-	-	6,328	-		-
Professional services fees	41,392	1,434	3,645	32,657	3,656		-
Technical operator assistance fees	168,008	54,128	113,880	-	-		-
Materials	43,205	14,153	29,052	-	-		-
Third parties services	94,185	37,014	49,257	7,914	-		-
Telecommunications and post expenses	5,177	342	1,087	3,405	343		-
Rents	3,219	722	252	2,099	146		-
Transports and freight	27,614	17,020	9,846	709	39		-
Easements	19,315	19,315	-	-	-		-
Offices supplies	2,679	917	305	1,223	234		-
Travels expenses	9,972	4,832	1,550	2,742	848		-
Insurance	26,509	15,048	9,330	1,771	360		-
Property, plant and equipment maintenance	209,257	150,923	52,100	5,065	1,169		-
Depreciation of property, plant and equipment	286,798	190,031	47,928	48,839	-		-
Taxes and contributions	355,446	80,365	8,927	728	265,426	(1)	-
Advertising	584	-	-	-	584		-
Doubtful accounts	20,546	-	-	-	20,546		-
Banks expenses	2,120	-	-	2,120	-		-
Interests expense	431,561	-	-	-	-		431,561
Foreign exchange loss	711,822	-	-	-	-		711,822
Other financial charges	66,392	-	-	-	-		66,392
Derivative financial instruments	8,933	-	-	-	-		8,933
Costs of services rendered to third parties	40,453	-	40,453	-	-		-
Transactions among business segments	-	(71,079)	71,079	-	-		-
Other expenses	28,136	13,908	5,962	4,906	3,360		-
Year ended December 31, 2016	3,563,738	997,137	679,000	315,379	353,514		1,218,708

(1)	Includes tax on exports of Ps. 11,081 for the year ended December 31, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2015
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	564,489	295,429	121,264	114,577	33,219		-
Social security taxes	98,812	46,067	19,839	25,962	6,944		-
Compensation to Directors and Supervisory Committee	5,379	-	-	5,379	-		-
Professional services fees	25,025	563	1,124	21,139	2,199		-
Technical operator assistance fees	52,481	3,000	49,481	-	-		-
Materials	29,113	10,545	18,568	-	-		-
Third parties services	51,604	20,161	25,429	6,014	-		-
Telecommunications and post expenses	4,161	445	778	2,714	224		-
Rents	2,619	516	367	1,615	121		-
Transports and freight	19,506	12,484	6,634	381	7		-
Easements	15,003	15,003	-	-	-		-
Offices supplies	1,508	531	239	634	104		-
Travels expenses	8,279	4,069	1,290	2,285	635		-
Insurance	22,850	12,935	8,280	1,279	356		-
Property, plant and equipment maintenance	137,814	105,054	28,791	3,262	707		-
Depreciation of property, plant and equipment	261,393	184,251	66,734	10,408	-		-
Taxes and contributions	261,712	60,094	4,999	524	196,095	(1)	-
Advertising	154	-	-	-	154		-
Banks expenses	1,430	-	-	1,430	-		-
Interests expense	320,428	-	-	-	-		320,428
Foreign exchange loss	1,164,585	-	-	-	-		1,164,585
Other financial charges	41,718	-	-	-	-		41,718
Costs of services rendered to third parties	26,375	-	26,375	-	-		-
Transactions among business segments	-	(21,435)	21,435	-	-		-
Other expenses	17,486	8,512	4,376	4,033	565		-
Year ended December 31, 2015	3,133,924	758,224	406,003	201,636	241,330		1,526,731

(1)	Includes tax on exports of Ps. 61,057 for the year ended December 31, 2015.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)	Net financial results

	2017	2016	2015
Financial income
Derivative financial instrument results	-	-	128,525
Interest income	87,407	100,418	79,387
Fair value gains on financial instruments through profit or loss	274,620	169,890	55,892
Foreign exchange gain	360,158	135,039	288,764
Subtotal	722,185	405,347	552,568
Financial expenses
Interest expense	(516,643)	(470,663)	(343,104)
Foreign exchange loss	(718,891)	(712,456)	(1,165,803)
Derivative financial instrument results	-	(8,933)	-
Other financial charges	(103,586)	(66,392)	(41,718)
Less: Capitalized borrowing costs	48,975	39,736	23,894
Subtotal	(1,290,145)	(1,218,708)	(1,526,731)
Total	(567,960)	(813,361)	(974,163)

k)	Other operating expenses

	2017	2016	2015
Net increase in provisions (1)	(141,385)	(95,840)	(15,897)
Recovery of insurance	107,543	19,703	-
Acquisition of the Rights of the Arbitration Proceeding (Note 16.a)	-	-	(324,390)
Write off of other receivables	(69,391)	-	-
Others	(1,144)	10,594	4,836
Total	(104,377)	(65,543)	(335,451)

(1)	Includes judicial costs

l)	Other financial assets at fair value through profit or loss

	2017		2016
	Current	Non Current	Current	Non Current
Government bonds	148,130	-	55,508	84,857
Private bonds	72,099	-	-	58,015
Total	220,229	-	55,508	142,872

Other financial assets at fair value through profit or loss are denominated in US dollars.

m)	Other financial assets at amortized cost

	2017		2016
	Current	Non Current	Current	Non Current
VRD bonds	7,111	14,473	14,900	21,584
Government Bonds (Argentine National Treasury Notes)	922,314	-	-	-
Government Bonds (Central Bank Notes)	516,003	-	-	-
Total	1,445,428	14,473	14,900	21,584

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The breakdown of Other financial assets at amortized cost based on its currency of origin is the following:

	2017		2016
	Current	Non Current	Current	Non Current
Argentine Pesos	523,114	14,473	14,900	21,584
U.S. Dollars	922,314	-	-	-
Total	1,445,428	14,473	14,900	21,584

n)	Payroll and social security taxes payable

	2017		2016
	Current	Non Current	Current	Non Current
Vacation benefit payable	104,739	-	82,476	-
Annual bonus payable	84,895	-	50,788	-
Social security taxes payable	45,573	-	35,595	-
Total	235,207	-	168,859	-

9.	INVESTMENT IN ASSOCIATES

	2017		2016
	Cost value	Book value	Book value
Emprendimientos de Gas del Sur S.A. (in liquidation) ("EGS")	116	367	357
Transporte y Servicios de Gas en Uruguay S.A. ("TGU")	5	2,697	2,517
Subtotal	121	3,064	2,874
Gas Link S.A. ("Link")	503	-	-
Total	624	3,064	2,874

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 4,673 through the partial transfer of the credit that EGS had with TGS as a result of the sale of the Connection Gas Pipeline, which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

10.	JOINT ARRANGEMENTS

TGS jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works that would extend until December 31, 2018. For further information, see Note 22.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company’s participation in the UT and its results as of December 31, 2017 is the following:

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2017
Consolidated Statements of financial position
Non Current assets	-
Current Assets	67,705
Total Assets	67,705
Non Current Liabilities	-
Current Liabilities	67,544
Total Liabilities	67,544

Consolidated Statements of comprehensive income
Gross profit	540
Operating loss	(17)
Net Financial results	153
Comprehensive Income	135

11.	PROFIT FROM ASSOCIATES

	2017	2016	2015
EGS	11	780	177
TGU	179	742	77
Total	190	1,522	254

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2017

	Cost					Depreciation

Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value

Pipelines	3,646,711	-	-	275,806	3,922,517	1,606,593	-	91,452	2.2	1,698,045	2,224,472

Compressor plants	1,564,820	1,418	11,274	289,319	1,844,283	993,793	8,988	99,716	3.3 to 25	1,084,521	759,762

Other plants	2,868	-	-	-	2,868	651	-	97	3.3	748	2,120

Stations of regulation and/or measurement of pressure	136,288	-	-	5,594	141,882	93,207	-	5,432	4.0	98,639	43,243

Other technical installations	28,861	-	-	2,686	31,547	21,944	-	987	6.7	22,931	8,616

Subtotal assets related to natural gas transportation service	5,379,548	1,418	11,274	573,405	5,943,097	2,716,188	8,988	197,684		2,904,884	3,038,213

Assets related to natural gas upstream service	972,061	-	-	143,034	1,115,095	140,574	-	88,124	3.3 to 25	228,698	886,397

Assets related to liquids production and commercialization service	782,595	-	-	104,059	886,654	582,934	-	17,290	3.3	600,224	286,430

Lands	10,922	4	-	-	10,926	-	-	-	-	-	10,926

Buildings and constructions	206,842	-	-	22,734	229,576	106,479	-	4,597	2.0	111,076	118,500

Fittings and features in building	34,398	-	-	265	34,663	7,028	-	1,452	4.0	8,480	26,183

Machinery, equipment and tools	55,004	51,268	-	929	107,201	40,715	-	4,837	6.7 to 10	45,552	61,649

Computers and Telecommunication systems	470,349	-	-	49,345	519,694	364,652	-	31,047	6.7 to 20	395,699	123,995

Vehicles	44,900	30,577	1,972	-	73,505	28,949	1,972	6,883	20	33,860	39,645

Furniture	14,857	-	-	143	15,000	12,973	-	231	10	13,204	1,796

Capitalization of foreign exchange loss	177,272	-	-	-	177,272	113,795	-	6,275	4	120,070	57,202

Materials	482,546	312,381	5,528	(166,840)	622,559	-	-	-	-	-	622,559

Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254

Works in progress	804,083	1,117,603	-	(727,074)	1,194,612	-	-	-	-	-	1,194,612

Total	9,449,249	1,513,251	18,774	-	10,943,726	4,115,905	10,960	358,420		4,463,365	6,480,361

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2016

	Cost					Depreciation

Cuenta principal	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value

Pipelines	3,644,917	-	-	1,794	3,646,711	1,520,415	-	86,178	2.2	1,606,593	2,040,118

Compressor plants	1,512,294	306	-	52,220	1,564,820	910,354	-	83,439	3.3 to 25	993,793	571,027

Other plants	2,868	-	-	-	2,868	554	-	97	3.3	651	2,217

Stations of regulation and/or measurement of pressure	129,228	-	-	7,060	136,288	87,972	-	5,235	4.0	93,207	43,081

Other technical installations	28,368	-	-	493	28,861	20,978	-	966	6.7	21,944	6,917

Subtotal assets related to natural gas transportation service	5,317,675	306	-	61,567	5,379,548	2,540,273	-	175,915		2,716,188	2,663,360

Assets related to natural gas upstream service	206,576	750,389	-	15,096	972,061	119,046	-	21,528	3.3 to 25	140,574	831,487

Assets related to liquids production and commercialization service	756,700	-	-	25,895	782,595	570,286	-	12,648	3.3	582,934	199,661

Lands	6,279	4,935	292	-	10,922	-	-	-	-	-	10,922

Buildings and constructions	198,796	-	-	8,046	206,842	102,436	-	4,043	2.0	106,479	100,363

Fittings and features in building	33,897	-	-	501	34,398	5,598	-	1,430	4.0	7,028	27,370

Machinery, equipment and tools	48,655	5,780	-	569	55,004	38,370	-	2,345	6.7 to 10	40,715	14,289

Computers and Telecommunication systems	419,541	660	-	50,148	470,349	308,394	-	56,258	6.7 to 20	364,652	105,697

Vehicles	33,072	12,281	453	-	44,900	24,351	389	4,987	20	28,949	15,951

Furniture	13,485	-	-	1,372	14,857	12,852	-	121	10	12,973	1,884

Capitalization of foreign exchange loss	177,272	-	-	-	177,272	106,272	-	7,523	4	113,795	63,477

Materials	356,008	209,239	6,845	(75,856)	482,546	-	-	-	-	-	482,546

Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254

Works in progress	467,188	424,233	-	(87,338)	804,083	-	-	-	-	-	804,083

Total 2016	8,049,016	1,407,823	7,590	-	9,449,249	3,829,496	389	286,798		4,115,905	5,333,344

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2015

	Cost					Depreciatin

Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value

Pipelines	3,631,240	-	-	13,677	3,644,917	1,434,424	-	85,991	2.2	1,520,415	2,124,502

Compressor plants	1,436,084	-	-	76,210	1,512,294	834,255	-	76,099	3.3 to 25	910,354	601,940

Other plants	2,868	-	-	-	2,868	456	-	98	3.3	554	2,314

Stations of regulation and/or measurement of pressure	129,228	-	-	-	129,228	82,806	-	5,166	4.0	87,972	41,256

Other technical installations	28,355	-	-	13	28,368	20,002	-	976	6.7	20,978	7,390

Subtotal assets related to natural gas transportation service	5,227,775	-	-	89,900	5,317,675	2,371,943	-	168,330		2,540,273	2,777,402

Assets related to natural gas upstream service	205,773	423	566	946	206,576	111,667	536	7,915	2.2 to 25	119,046	87,530

Assets related to liquids
production and commercialization service	695,548	-	313	61,465	756,700	526,427	311	44,170	5.9	570,286	186,414

Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279

Buildings and constructions	196,204	-	-	2,592	198,796	97,700	-	4,736	2.0	102,436	96,360

Fittings and features in building	33,975	-	242	164	33,897	4,319	142	1,421	4.0	5,598	28,299

Machinery, equipment and tools	46,917	1,130	6	614	48,655	36,400	6	1,976	6.7 to 20	38,370	10,285

Computers and Telecommunication systems	389,779	-	-	29,762	419,541	286,351	-	22,043	6.7 to 20	308,394	111,147

Vehicles	31,064	2,403	395	-	33,072	21,571	395	3,175	10 and 20	24,351	8,721

Furniture	13,147	62	-	276	13,485	12,743	-	109	10	12,852	633

Capitalization of foreign exchange loss	177,272	-	-	-	177,272	98,754	-	7,518	4	106,272	71,000

Materials	286,677	161,986	8,349	(84,306)	356,008	-	-	-	-	-	356,008

Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254

Works in progress	327,282	241,319	-	(101,413)	467,188	-	-	-	-	-	467,188

Total 2015	7,651,564	407,323	9,871	-	8,049,016	3,569,493	1,390	261,393		3,829,496	4,219,520
Total 2014	7,282,950	373,390	4,776	-	7,651,564	3,316,042	860	254,311		3,569,493

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As of December 31, 2017 and 2016, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is the financial lease under the terms of leasing contracts:

	2017	2016
Cost-Capitalized financial leasing	750,389	750,389
Accumulated depreciation	(68,503)	(20,148)
Total	681,886	730,241

The financial leasing agreement expires in September 2026, the date on which the purchase options provided for in the contracts may be exercised.

13.	LOANS

Short-term and long-term loans as of December 31, 2017 and 2016 comprise the following:

	2017	2016
Current loans:
2014 EMTN Program: Series 1 Notes	1,190,979	-
Interest payable	37,667	31,269
Other financial loans	-	1,466
Financial leasing	100,624	112,661
Total current loans	1,329,270	145,396
Non-current loans:
2014 EMTN Program: Series 1 Notes	2,379,019	3,036,084
Financial leasing	790,741	735,520
Total non-current loans	3,169,760	3,771,604
Total loans (1)	4,499,030	3,917,000
(1) Issuance expenses net.

The breakdown of loans based on its currency of origin is the following:

	2017	2016
Argentine pesos	-	1,466
U.S. Dollars	4,499,030	3,915,534
Total loans	4,499,030	3,917,000

The activity of the loans as of December 31, 2017 and 2016 is the following:

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2017	2016
Beginning balance	3,917,000	3,335,192
Accrued interest	381,390	362,127
Effect of foreign exchange rate change	500,729	710,651
VAT unpaid installments	4,883	-
Financial leasing	-	750,389
Payment of principal (1)	(78,384)	(916,490)
Interest paid (2)	(226,588)	(324,869)
Ending balance	4,499,030	3,917,000
(1) As of December 31, 2017, Ps. 37,951 were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).
(2) As of December 31, 2017, Ps. 44,457 were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

The maturities of the current and non-current loans (without including issuance cost) as of December 31, 2017 are as follows:

2017
Less than 1 year	1,233,966
From 01/01/2019 to 12/31/2019	1,190,976
From 01/01/2020 to 12/31/2020	1,190,976
Ending balance	3,615,918

The following are the maturities of the finance leases in force as of December 31, 2017:

2017
Less than 1 year	100,624
From 1/01/2019 to 12/31/2019	78,574
From 1/01/2020 to 12/31/2020	85,171
From 1/01/2021 to 12/31/2021	92,322
From 1/01/2022 onwards	534,674
Ending balance	891,365

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2017, and their present book value:

2017
Less than 1 year	167,634
From 1/01/2019 to 12/31/2019	139,513
From 1/01/2020 to 12/31/2020	139,513
From 1/01/2021 to 12/31/2021	139,513
From 1/01/2022 onwards	641,414
Total minimum future payments	1,227,587
Future financial charges on finance leases	(336,222)
Book value financial leases	891,365

Issuance of notes under the 2014 Global Program (the “2014 EMTN Program”):

The 2014 EMTN Program provides for the issuance of up to a maximum principal amount of U.S.$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As it is mentioned above, on January 10, 2014 TGS launched an offer for a voluntary exchange. The exchange offer settled on February 7, 2014. TGS accepted 67% of the 2007 Notes. For this reason, on February 7, 2014, the Company issued its 2014 Notes in aggregate principal amount of U.S.$255,451,506 (the “2014 Notes”) under its 2014 EMTN Program. The main conditions of 2014 Notes are as follows:

	2014 Notes

Amount in U.S.$	255,451,506
Interest rate	9.625% annual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of payment	Interest Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

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

The book values are based on cash flows discounted at an effective rate of 10.126%.

Covenants:

The 2014 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2014 Notes as of the December 31, 2017.

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

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Financial Leasing

On August 11, 2016, the Company entered into a financial leasing agreement with Pampa Energía. The agreement is valid for 10 years. During 9 years and 11 months TGS pays Pampa Energía a monthly fee of U.S.$623,457, without taxes, with an option to purchase in month 120 for the same amount.

14.	INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform recently sanctioned in Argentina will bring with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. The main changes are the following:

Reduction in the applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remains at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 through 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter to the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was reached at the rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

The effects as of December 31, 2017 of this change in the rate on the measurement of deferred assets and liabilities are detailed below in the section “Deferred tax”.

Tax adjustment for inflation

It is provided that for the determination of the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the WPI, according to the tables drawn up by the tax authority for these purposes, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) in the first and second fiscal year beginning on or after January 1, 2018, an accumulated variation, calculated from the first of them and until the close of each fiscal year, which exceeds 33% or 66%, respectively.

Cost adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost increase mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the WPI. This adjustment mechanism will have a significant impact on the calculation of future taxable profits on which the Company must pay the income tax.

Tax revaluation

It establishes the possibility of carrying out the tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value.

This revaluation is optional, and to carry out the tax revaluation, a special tax must be paid. The special tax will vary between 8% and 15%, depending on the type of asset to be re-evaluated and it will be calculated between the difference of the residual revalued tax value and the tax residual value of origin.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for TOMPI .

The taxpayers that exercise the revaluation option shall waive to promote any judicial or administrative process for which the adjustment for tax inflation is claimed, if any. The exercise of the revaluation option must be elected only once in the term established in the regulation.

As of the date of approval of these Consolidated Financial Statements, the Management has not yet decided whether it will make use of said option.

Deferred Tax

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Estimated current income tax (expense) / gain	(1,498,885)	(482,721)	68,626
Deferred income tax	143,855	(6,583)	44,927
Income tax (expense) / gain	(1,355,030)	(489,304)	113,553

The analysis of the net deferred tax assets and liabilities is as follows:

	2017	2016
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	276,751	375,430
Deferred tax assets to be recovered after less than 12 months	26,880	12,184
Deferred tax liabilities:
Deferred tax liabilities to be recovered after more than 12 months	(522,764)	(791,823)
Deferred tax liabilities to be recovered after less than 12 months	(53,729)	(12,507)
Deferred tax liabilities, net	(272,862)	(416,716)

The components of the net deferred tax assets and liabilities as of December 31, 2017, 2016 and 2015 are the following:

Deferred tax assets	Allowance for doubtful accounts	Tax credits discounted value loss	Account receivables discounted value	Provisions for legal claims and other provisions	Financial lease	Income tax loss carryforward	Total
As of December 31, 2015	1,218	5,261	38	71,360	-	58,936	136,813
Charge in results	5,454	(3,733)	-	26,846	281,170	(58,936)	250,801
As of December 31, 2016	6,672	1,528	38	98,206	281,170	-	387,614
Charge in results	(6,672)	(1,528)	(38)	(21,784)	(53,961)	-	(83,983)
As of December 31, 2017	-	-	-	76,422	227,209	-	303,631

Deferred tax liabilities	Deferred sales	Loans	Property, plant and equipment	Cash and cash equivalents	Inventories	Total
As of December 31, 2015	46	(6,652)	(539,622)	(719)	-	(546,947)
Charge in results	-	1,900	(252,201)	(7,082)	-	(257,383)
As of December 31, 2016	46	(4,752)	(791,823)	(7,801)	-	(804,330)
Charge in results	(46)	2,272	229,318	(3,350)	(357)	227,837
As of December 31, 2017	-	(2,480)	(562,505)	(11,151)	(357)	(576,493)

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2017, 2016 and 2015 as follows:

	2017	2016	2015
Pre-tax income	4,148,296	1,419,982	(285,662)
Statutory income tax rate	35%	35%	35%

Pre-tax income at statutory income tax rate	(1,451,904)	(496,994)	99,982
Tax effects due to:
-Change in the tax rate (1)	102,634	-	-
-Non-taxable income or non-deductible expenses	(5,316)	7,690	13,571
-Others	(444)	-	-
Income tax expense	(1,355,030)	(489,304)	113,553
(1) Corresponds to the effect of the change in the enacted tax rate on the net deferred tax liability according to the aforementioned.

15.	PROVISIONS

	For legal claims and others (1)
Balances as of 12/31/2014	150,347
Additions	51,929	(1)
Uses	(45,963)
Reversals	(5,727)	(2)
Balances as of 12/31/2015	150,586
Additions	115,056	(1)
Uses	(27,986)
Reversals	(16,223)	(2)
Balances as of 12/31/2016	221,433
Additions	133,745	(1)
Uses	(153,220)
Reversals	(5,609)	(3)
Balances as of 12/31/2017	196,349

(1) Ps. 62,458, Ps. 76,603 and Ps. 21,625 are included in "Other operating expenses" and Ps. 71,287, Ps. 38,453 and Ps. 30,304 in "Financial expenses" for the years ended on December 31, 2017, 2016 and 2015, respectively.
(2) The total amount  is recorded in "Other operating income"
(3) Ps. 1,420, Ps. 14,852 and Ps. 5,727 are included in "Other operating expenses" and Ps. 4,189 and Ps. 1,371 in "Financial expenses" for the years 2017, 2016 and 2015.

The total amount of the Provisions are included in current liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.	FINANCIAL RISK MANAGEMENT

1.	Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

1.1.	Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 76%, 79% and 84% of the segment’s total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Total revenues denominated in Argentine Pesos accounted for 51%, 43% and 40% for the years ended December 31, 2017, 2016 and 2015, respectively.

TGS’s financial risk management policies are defined with the objective of mitigating the impact that the variation in the exchange rate has on the Company’s position in foreign currency. For this purpose, alternative investment evaluations are regularly carried out to diversify investments in financial instruments portfolio between US dollar-denominated instruments or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, in the event that it is considered appropriate, the Company contracts derivative financial instruments that allow TGS to hedge the fluctuation of the US dollar over long-term positions in such currency.

As of December 31, 2017, for mitigating this foreign exchange risk, 57% of the Company’s fund placements are denominated in US dollars.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2017, 2016 and 2015 would have decreased the Company’s income before tax for the year in Ps. 176.045, Ps. 306,961, and Ps. 244,418, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the pre-tax income. Actual results may differ significantly from these theoretical sensitivity scenarios.

Net liability position in US$	12/31/2017	12/31/2016	12/31/2015
U.S. dollars	(93,366)	(192,574)	(186,754)
Total	(93,366)	(192,574)	(186,754)
Decrease of financial results in Ps.
Pesos	176,045	306,961	244,418
Total	176,045	306,961	244,418

Derivative Financial Instruments

To mitigate the foreign exchange risk, during the year 2015, the Company entered into forward purchase of US dollars, as well as investments in mutual funds linked to the US dollar in order to cover the exposure to the risk associated with the foreign exchange rate derived from its financial debt.

At the end of 2015, the net position is buying US dollars amounting to U.S.$52.5 million at a weighted average exchange rate of Ps. 11.65 which due in May 2016.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.2.	Interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate profile of the Company’s borrowings is set out in Note 13. Currently, the Company’s exposure to cash flow interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates.

As far as interest-bearing financial assets, most of the financial assets of the Company are investments made in mutual funds, public bonds and deposits remunerated in bank accounts. The risk of these instruments is low given the short-term nature and high liquidity in well-known financial institutions.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2017 and 2016:

	Financial assets (1)		Financial liabilities (2)
	2017	2016	2017	2016
Fix interest rate	2,097,766	-	3,607,665	3,068,819
Variable interest rate	21,584	39,465	-	-
Total	2,119,350	39,465	3,607,665	3,068,819
(1) Includes mutual funds, LEBACs and bank accounts. Trade receivables do not bear interests, except for Ps. 21,584 and Ps. 36,484 which bears CER plus a spread of 8% as of December 31, 2017 and 2016, respectively.
(2) Includes loans, excluding issuance expenses.

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3.	Commodity price risk

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

Based on the volume of sales for the years ended December 31, 2017, 2016 and 2015, the Company estimated that, other factors being constant, a decrease of U.S.$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 304,254 Ps.233,323 and Ps. 157,051 respectively. On the other hand, an increase of U.S.$50/ton in the international price would have had the opposite effect.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

Ethane is sold to PBB Polisur S.A. (“Polisur”) under a recently negotiated annual contract with a maturity date of May 31, 2018. Furthermore, due to the sharp decrease in the international price of the ethane, the gap between the selling price of TGS has increased against the price offer by the alternative Polisur’s alternative supplier. This gap, plus the expiration of the contract, it would be expected that the risk of lower price or lower volumes of ethane sales could be considered high.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.4.	Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments.

The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

Trade and other receivables

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2017 and 2016, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

	2017	2016
Current trade receivables	2,033,540	1,246,142
Non-current trade receivables	3,055	8,122
Allowances for doubtful accounts (1)	-	(19,703)
Total	2,036,595	1,234,561
(1) Corresponds to the best estimate made by TGS according to what is mentioned in note 5.a.

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, CAMMESA and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016		2015
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	1,188,059	209,426	597,041	70,319	268,626
Camuzzi Gas Pampeana S.A.	873,176	153,163	358,756	51,908	154,209
Gas Natural BAN S.A. ("BAN")	627,356	116,946	268,043	38,635	110,259
CAMMESA	545,023	157,252	335,751	16,920	-
Pampa Energía	28,643	882	27,353	5,943	27,681
Camuzzi Gas del Sur S.A.	192,200	31,372	58,056	50,001	36,614

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2017, 2016 and 2015 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2017		2016		2015
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
Polisur	2,226,179	352,632	1,949,460	223,938	1,298,152
Petredec	910,633	293,890	-	-	254,061
Petroleo Brasileiro	62,254	-	513,912	57,335	95,618
Petrobras Global	-	-	-	-	44,058
Braskem Netherlands B.V.	-	-	19,706	-	135,971
Trafigura Beheer B.V.	-	-	-	-	159,911
Geogas Trading S.A.	324,540	54,014	460,234	125,303	112,392
Shell Trading (US) Company	892,086	-	-	-	-

Cash and financial placements

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating at December 31, 2017:

Concept	(In thousands of pesos)	Credit rate
Mutual funds	899,570	AA
Mutual funds	183,315	A
Mutual funds	75,817	BBB
Mutual funds	143,531	AA-
Mutual funds	25,741	B
Public bonds (1)	1,586,447	B
(1) Includes BONAR 2020, Letes and Lebacs

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, and (iv) other receivables, as of December 31, 2017 and 2016:

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	December 31-2017
	Cash and cash equivalents	Other financial assets	Receivables (1) (2)
Without specified maturity	1,993,355	-	464
With specified maturity
Overdue
Until 12-31-2016	-	-	2,025
From 01-01-17 to 03-31-17	-	-	137
From 04-01-17 to 06-30-17	-	-	1,786
From 07-01-17 to 09-30-17	-	-	12,690
From 10-01-17 to 12-31-17	-	-	149,097
Total overdue	-	-	165,735

Non-Due
From 01-01-18 to 03-31-18	659,448	400,639	2,043,919
From 04-01-18 to 06-30-18	-	1,038,397	2,508
From 07-01-18 to 09-30-18	-	225,020	2,159
From 10-01-18 to 12-31-18	-	1,495	2,600
During 2019	-	5,714	11,937
During 2020	-	3,355	-
During 2021	-	3,044	-
During 2022	-	1,911	-
From 2023 onwards	-	555	-
Total non-due	659,448	1,680,130	2,063,123
Total with specified maturity	659,448	1,680,130	2,228,858
Total	2,652,803	1,680,130	2,229,322
(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes trade receivables and other receivables.

	December 31-2016
	Cash and cash equivalents	Other financial assets	Receivables (1) (2)
Without specified maturity	724,725	-	461
With specified maturity
Overdue
Until 12-31-2015	-	-	37,023
From 01-01-16 to 03-31-16	-	-	2,274
From 04-01-16 to 06-30-16	-	-	8,224
From 07-01-16 to 09-30-16	-	-	21,209
From 10-01-16 to 12-31-16	-	-	235,656
Total overdue	-	-	304,386

Non-Due
From 01-01-17 to 03-31-17	830,364	13,877	1,102,024
From 04-01-17 to 06-30-17	-	13,877	5,704
From 07-01-17 to 09-30-17	-	13,877	1,546
From 10-01-17 to 12-31-17	-	13,877	1,501
During 2018	-	142,872	11,893
During 2019	-	-	2,547
During 2020	-	-	-
During 2021	-	-	-
From 2022 onwards	-	-	-
Total non-due	830,364	198,380	1,125,215
Total with specified maturity	830,364	198,380	1,429,601
Total	1,555,089	198,380	1,430,062
(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes trade receivables and other receivables.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.5.	Liquidity risk

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

The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources (including available credit lines) and the positive cash flow from operations are sufficient to meet its current obligations.

Additionally, TGS applies a methodology for analyzing and assigning credit limits to individual financial institutions in order to minimize the associated credit risk. In line with this, the Company invests its liquid funds in certain financial institutions with an appropriate credit rating.

The table below includes a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables and loans as of December 31, 2017 and 2016. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position.

	December 31, 2017
	Loans	Other financial liabilities	Financial Leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2016	-	74,183	-
From 01-01-17 to 03-31-17	-	311	-
From 04-01-17 to 06-30-17	-	311	-
From 07-01-17 to 09-30-17	-	311	-
From 10-01-17 to 12-31-17	-	311	28,138
Total overdue	-	75,427	28,138

Non-Due
From 01-01-18 to 03-31-18	-	1,558,120	34,874
From 04-01-18 to 06-30-18	1,362,926	84,895	34,874
From 07-01-18 to 09-30-18	-	-	34,874
From 10-01-18 to 12-31-18	114,632	-	34,874
During 2019	1,362,926	-	139,513
During 2020	1,248,295	-	139,513
During 2021	-	-	139,513
During 2022	-	-	139,513
From 2023 onwards	-	-	501,901
Total non-due	4,088,779	1,643,015	1,199,449
Total with specified maturity	4,088,779	1,718,442	1,227,587
Total	4,088,779	1,718,442	1,227,587

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	December 31, 2016
	Loans	Other financial liabilities	Financial Leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2015	-	56,664	-
From 01-01-16 to 03-31-16	-	311	-
From 04-01-16 to 06-30-16	-	311	-
From 07-01-16 to 09-30-16	-	311	-
From 10-01-16 to 12-31-16	-	311	-
Total overdue	-	57,908	-

Non-Due
From 01-01-17 to 03-31-17	1,092	984,988	75,732
From 04-01-17 to 06-30-17	146,873	50,447	29,714
From 07-01-17 to 09-30-17	-	-	29,714
From 10-01-17 to 12-31-17	146,509	-	29,714
During 2018	965,945	-	118,873
During 2019	1,161,290	-	118,873
During 2020	1,063,617	-	118,873
During 2021	-	-	665,410
From 2022 onwards	-	-	-
Total non-due	3,485,326	1,035,435	1,186,904
Total with specified maturity	3,485,326	1,093,343	1,186,904
Total	3,485,326	1,093,343	1,186,904

1.6.	Capital risk management

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

During the year ended December 31, 2017 and 2016, the gearing ratio was as follows:

	2017	2016
Total Loans (note 13)	4,499,030	3,917,000
Total Equity	5,319,640	2,526,378
Total Capital	9,818,670	6,443,378
Gearing ratio	0.46	0.61

No changes were made in the objectives, policies or processes for managing capital during the years ended 31 December 2017 and 2016.

2.	Financial instruments by category and hierarchy

2.1.	Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.d.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The categories of financial assets and liabilities as of December 31, 2017 and 2016 are as follows:

	December 31, 2017
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS
Trade receivables	-	-	2,033,540	2,033,540
Other receivables	-	-	183,185	183,185
Other financial assets at amortized cost	-	1,438,317	7,111	1,445,428
Other financial assets at fair value through profit or loss	220,229	-	-	220,229
Cash and cash equivalents	1,327,974	-	1,324,829	2,652,803
Total current assets	1,548,203	1,438,317	3,548,665	6,535,185

NON-CURRENT ASSETS
Trade receivables	-	-	3,055	3,055
Other receivables	-	-	9,542	9,542
Other financial assets at amortized cost	-	-	14,473	14,473
Total non-current assets	-	-	27,070	27,070
Total assets	1,548,203	1,438,317	3,575,735	6,562,255

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	1,453,303	1,453,303
Loans	-	1,329,270	1,329,270
Payroll and social security taxes payables	-	191,657	191,657
Other payables	-	33,547	33,547
Total pasivo corriente	-	3,007,777	3,007,777

NON-CURRENT LIABILITIES
Loans	-	3,169,760	3,169,760
Total non-current liabilities	-	3,169,760	3,169,760
Total liabilities	-	6,177,537	6,177,537

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	December 31, 2016
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS
Trade receivables	-	-	1,226,439	1,226,439
Other receivables	-	-	169,019	169,019
Other financial assets at amortized cost	-	-	14,900	14,900
Other financial assets at fair value through profit or loss	55,508	-	-	55,508
Cash and cash equivalents	901,680	-	653,409	1,555,089
Total current assets	957,188	-	2,063,767	3,020,955

NON-CURRENT ASSETS
Trade receivables	-	-	8,122	8,122
Other receivables	-	-	6,779	6,779
Other financial assets at amortized cost			21,584	21,584
Other financial assets at fair value through profit or loss	142,872	-	-	142,872
Total non-current assets	142,872	-	36,485	179,357
Total assets	1,100,060	-	2,100,252	3,200,312

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	961,248	961,248
Loans	-	145,396	145,396
Payroll and social security taxes payables	-	134,772	134,772
Other payables	-	3,816	3,816
Total current liabilities	-	1,245,232	1,245,232

NON-CURRENT LIABILITIES
Loans	-	3,771,604	3,771,604
Total non-current liabilities	-	3,771,604	3,771,604
Total liabilities	-	5,016,836	5,016,836

2.2.	Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs. These levels are:

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

During 2017, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2017 and 2016:

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	1,327,974	-	-	1,327,974
Other non-current financial assets at fair value through profit or loss	220,229	-	-	220,229
Total	1,548,203	-	-	1,548,203

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	901,680	-	-	901,680
Other current financial assets at fair value through profit or loss	55,508	-	-	55,508
Other non-current financial assets at fair value through profit or loss	142,872	-	-	142,872
Total	1,100,060	-	-	1,100,060

The fair value of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2017, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The following table reflects the carrying amount and estimated fair value of the 2014 Notes as of December 31, 2017 and December 31, 2016, based on their quoted market price:

	2014 Notes
	2017	2016
Carrying amount	3,607,665	3,067,353
Fair Value	3,833,046	3,275,135

17.	REGULATORY FRAMEWORK

a)	General framework of the natural gas transportation segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (the “Natural Gas Act”), its regulatory Decree No. 1,738/92 and other regulation for the transportation and distribution of natural gas in Argentina (the “Regulatory Framework”). The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the MINEM repealed the Resolution 2000/2005 of the former Ministry of Federal Planning, Public Investment and Services (“ex MPFIPyS”) which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

TGS License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that TGS may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license. See point d) in this Note.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increased based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in such law as long as it is in force, which expired on December 31, 2017, after several extensions.

In July 2003, the former Unit for Renegotiation and Assessment of Utilities Contracts (“ex UNIREN”) was created under the joint jurisdiction of the Ministry of Economy (“MH”) and ex MPFIPyS. Ex UNIREN conducted the renegotiation process of the contracts related to utilities and public works, and was entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things. As provided in the Public Emergency Law, TGS should have reached a consensus with the ex UNIREN on the modalities, terms and dates for signing the comprehensive agreement before its due date. In the event that such a consensus was not reached, ex UNIREN should have submitted a report to the Executive Branch with recommendations of the next steps to follow in the future.

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It established the dissolution of the ex UNIREN and transferred to each ministry the responsibility to renegotiate public service agreements (In our case, the MINEM together with MH.

Transitional Agreement

After having received two proposals during 2005 from the ex UNIREN, on October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008 (the “2008 Transitional Agreement”). On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, TGS should have been able to bill the tariff increase to its clients as soon as ENARGAS were published the new tariffs schedule and set the methodology to bill the retroactive effect.

This administrative act did not become effective and because of this delay, in August 2010, TGS requested from ENARGAS authorization to issue the tariff schedule, including the 20% transitory tariff increase and the retroactive collection methodology, and application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under-Secretariat (“SCyCG”), which was under the scope of ex MPFIPyS, based on Resolution No. 2000/2005 of ex MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) under the terms of the Article 43 of the National Constitution and Law No. 16,986, against ENARGAS and the SCyCG, in order to obtain the implementation of the new tariff schedule, which had favorable reception in court.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On April 7, 2014, ENARGAS issued Resolution No. I-2852/14 (the “Resolution No. I-2852”) containing the new rate schedules authorizing a 20% increase to the rate applicable to the natural gas firm and interruptible transportation rates. This tariff increase was established in a progressive scheme beginning with an 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. These tariff increases were not enough to effectively support the increasing operating costs in the natural gas transportation business segment.

On June 5, 2015, ENARGAS issued Resolution No. I-3347/15, complementary to Resolution No. I-2852, which approved an increase in the tariff schedule applicable to the public transportation of natural gas as from May 1, 2015. This increase represented to TGS an increase of 44.3% in the price of the service of natural gas transportation and 73.2% in the Charge of Access and Use (“CAU”).

These increases represented a partial recognition of prior administrative claims made by the Company but they were not enough to alleviate the constant increases in the operating costs. TGS continued with the corresponding actions towards safeguarding its rights, including those necessary to accomplish the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”).

On December 9, 2014, TGS filed administrative claims under the terms of Article 30 of the National Administrative Procedures Act to the Argentine government claiming damages for the failure to implement the retroactive increase provisions of the 2008 Transitional Agreement for the period between September 1, 2008 and March 31, 2014 and the lack of adjustment of the CAU.

On February 24, 2016, jointly with the MINEM and the MH, TGS signed a new Transitional Agreement (“2016 Transitional Agreement”). The main implications of the 2016 Transitional Agreement were:

-
It set the guidelines to grant to TGS an additional transitional tariff increase. Under this framework, on March 31, 2016, ENARGAS Resolution No. I/3724/2016 (“Resolution 3724”) was issued, which provided for a 200.1% tariff increase over the tariffs applicable to the public service of Natural Gas Transportation and to the CAU as of April 1, 2016 (the “2016 Increase”);

-
Subject to the granting of the 2016 Increase, it set the guidelines for the implementation of mandatory investment plan to be approved by ENARGAS of Ps. 794.3 million in nominal value of the 2016 Transitional Agreement date (the “2016 Investment Plan”);

-	Set guidelines to perform an RTI; and

-	Obligated TGS for the non-distribution of dividends without prior authorization of ENARGAS.

The 2016 Increase was granted based on the economic-financial situation, the execution of the 2016 Investment Plan and the commitments of operating and maintenance expenses, administration and commercialization, and in compliance with the maturities of the obligations contracted until that moment. All this allowed TGS to face the RTI process that was extended for a period of one year, based on the normal provision of the public service of natural gas transportation.

The 2016 Increase was granted within the framework of the provisions of Resolutions No. 28/2016 and 31/2016 (jointly “Resolutions 28 and 31”) of the MINEM. Against these resolutions, numerous legal actions were filed requesting their nullity, which seriously affected the established predictability framework.

On August 18, 2016, the Supreme Court partially upheld the ruling issued by the lower courts, establishing: (i) the obligation to comply with the prior public hearing for the determination of the natural gas tariffs related to the transportation and distribution segments, (ii) the obligation  to carry out prior public hearings to fix the price of natural gas at the Point of Entry to the Transportation System (“PIST” as its acronym in Spanish), and (iii) the nullity of Resolutions 28 and 31 regarding the residential users, in respect of which the rates had to be retroactive to the amounts in force as of March 31, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On August 23, 2016, ENARGAS issued Resolution No. I/3961 instructing TGS to apply in relation to the transportation service provided to the license of the natural gas distribution service to supply residential users, the tariff schedule in force as of March 31, 2016.

Subsequently, and within the framework of the public hearing held on September 16 and 18, 2016 (the “September Public Hearing”) following the provisions of the Supreme Court on 6 October 2016, ENARGAS issued Resolution No. I-4054/2016 (“Resolution 4054”). This resolution included the same terms than those included in Resolution 3724 in respect of: (i) the Increase applicable to all users of the public natural gas transportation service, (ii) the execution of the Investment Plan and (iii) restrictions on the payment of dividends. The effect of these tariff schedules was as from October 7, 2016.

As of the date of issuance of these Consolidated Financial Statements, the 2016 Investment Plan is fully executed, and pending of approval by ENARGAS, although with delays, due to the impossibility of TGS to bill the entire 2016 Increase in accordance with the provisions of the Resolution 3724

On March 30, 2017, the Company and the Government signed a new transitional agreement (the “2017 Transitional Agreement”). On the same date and as agreed in the 2017 Transitional Agreement, ENARGAS issued Resolution No. 4362/17 (“Resolution 4362”) by which:

•
The RTI process, which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. This new tariff schedule applicable to the Company determined a total tariff increase of 214.2% and 37%, in the event that it had been granted in a single installment as of April 1, 2017, on the tariff of the natural gas transportation service and the CAU, respectively. Notwithstanding, in accordance with the provisions of Resolution No. 74/2017 (“Resolution 74”) from the MINEM, it provides for a limitation on the full effectiveness of the tariff increase arising from the RTI process until the approvals of the Integral Renegotiation Agreement Act initiated by the Company on March 30, 2017 (the “2017 Integral Renegotiation Agreement”) are completed. This meant that the tariff increase was granted in three stages from April 1, 2017 and December 1, 2017 and, the last one, once the 2017 Integral Renegotiation Agreement is ratified by the PEN.

•
Accordingly, a new transitional tariff schedule was force as from April 1, 2017, which contemplated a rate increase of 64.2% was approved, but no increases for the Access and Use Charge (“CAU”) were approved at that stage.

•	For the determination of the amount of the remaining increases, ENARGAS should consider the corresponding financial effect, without affecting the investment plan mentioned below.

•
A Five-Year Investment Plan was approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service.  The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543 (in nominal value at December 2016, adjustable by WPI).  If TGS does not execute the Five Year Plan in accordance with ENARGAS’s regulations, it would be subject to fines to be calculated on the value of the work pending execution.

•
However, pursuant to Resolution 4362, pending the entry into force of the 2017 Integral Renegotiation Agreement, a transition investment plan is established to be made equal to 10% of the total amount of the Five-Year Investment Plan. This without prejudice to the full compliance of the Five-Year Investment Plan once the 2017 Integral Renegotiation Agreement is in force.

•
A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Subsequently, on December 1, 2017, ENARGAS issued Resolution No. 120/2017 whereby, after holding the corresponding public hearing on November 14, 2017, TGS was granted a tariff increase of 80.8% on the natural gas transportation service and a 29.7% increase on the CAU as from December 2017. These increases were granted within the framework of the 2017 Transitory Agreement to provide TGS obtains the necessary resources to execute the corresponding Five-Year Investment Plan.

Additionally, the 2017 Transitory Agreement restricts dividends payments. For further information, see Note 18.

Finally, on January 29, 2018, ENARGAS issued Resolution No. 247/2018 whereby a public hearing was convened on February 20, 2018. At the public hearing, a tariff adjustment and the construction project of the Mercedes-Cardales gas pipeline -with financing through an investment factor (factor “k”) were submitted for consideration. As a result of the public hearing, on March 27, 2018, ENARGAS issued Resolution No. 310/2018 which granted the Company with a new tariff increase of 50% in the natural gas transportation tariff and the CAU, effective as from April 1, 2018.

Integral Renegotiation Agreement

In October 2008, TGS received an integral license renegotiation agreement from ex UNIREN (which included the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. This proposal was not accepted by TGS since the granting of an indemnity in favor of the Argentine Government was unable to provide.

In October 2011, TGS received a new proposal from ex UNIREN (the “Renegotiation Agreement”) which included similar terms and conditions from the ones included in the last proposal received in 2008. In August 2011 TGS’ Board of Directors approved the new proposal, which was initiated by the Company allowing ex UNIREN to initiate the administrative procedure for finalizing the Renegotiation Agreement. Ex UNIREN issued a supplementary report for the subscription of the Renegotiation Agreement between the Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the ex MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the ex UNIREN the filing made before ENARGAS and the National Commission for the Defense of Competition regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic and formally required the order of quick sentence.

Given the lack of progress in the administrative procedure in ex MPFIPyS, on December 29, 2014, TGS filed a preliminary administrative appeal under the terms of article 30 of the National Administrative Procedures Act to the Argentina Government claiming damages for the failure to implement the recomposition of the tariff.

After the signing of the successive integral agreements, the 2017 Integral Renegotiation Agreement was signed, which contains similar terms and conditions as those set forth in the agreements initiated in 2008, 2011 and 2015.

The sustainable recovery of the natural gas transportation segment, which, in view of the national energy matrix, is strategic for the country’s development, will depend of the immediate implementation of the RTI process for which TGS presented an ambitious investments and expenditures plan for the five – year period 2017-2021 and for the effective implementation of the Integral Renegotiation Agreement.

On March 27, 2018, the Executive Branch issued Decree No. 250/2018 which ratified the 2017 Integral Renegotiation Agreement. This decree represents the conclusion of the RTI process and the finalization of the 2017 Transitional Agreement, and thus, the final renegotiation of our License. Therefore, we and our former and present shareholders are required to abandon any claim, including the ICSID Claim disclosed below, before June 30, 2018

Acquisition of the Rights of Arbitration Proceedings

In November 2005, in response to the requirement made by the ex UNIREN, Ponderosa Assets L.P. (“Ponderosa”), as an indirect shareholder of TGS and CIESA, informed a claim that was filed jointly with Enron Corp. (together the “Claimants”) against the Argentine Government under the International Centre for Settlement of Investment Disputes of the World Bank (the “ICSID Claim”). The ICSID Claim argues that the pesification of tariffs and other unilateral changes to our regulatory structure affected by the Public Emergency Law and related laws and decrees violate the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of the Claimants and ordered the Government to pay U.S.$106.2 million to the them. In July 2010, an ICSID committee annulled the award rendered in 2007 and ordered the Claimants to reimburse the Government the total amount of the annulment award costs. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was constituted.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On March 11, 2011, Pampa Energía entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. In October, 2011, Pampa Energía acquired the rights under the arbitration proceeding (the “Rights of the arbitration proceeding”) which include the powers to suspend, monitor and withdraw from arbitration proceedings.

Through the enactment of Resolutions No. I-2852 and No. I-3347 and after having verified its effectiveness, the Transitional Agreement was implemented between the Company and ex UNIREN in October 2008, and thus, the condition provided by the loan awarded by TGS to Pampa Energía that consisted of its compulsory cancellation by transferring the rights acquired by Pampa Energía with the proceeds of the Loan in respect of the ICSID Claim . The rights acquired under the arbitration proceeding (the “Rights of the Arbitration Proceeding”) include the powers to suspend, monitor and withdraw from arbitration proceedings.

The acquisition of the Rights of the Arbitration Proceeding by TGS was implemented through the transfer to a trust established abroad of which TGS shall be its beneficiary.

The exercise of the Rights of the Arbitration Proceeding allows TGS to continue with the tariff renegotiation process and comply with the conditions for the signing and implementation of the RTI. In accordance with the terms and conditions of the RTI, TGS may suspend and subsequently abandon those claims brought against Argentina for the lack of tariff adjustments by the PPI following the enactment of the Public Emergency Law.

According to IFRS, the Rights of the arbitration proceeding do not qualify to be recognized as an asset in the financial statements of the Company. Consequently, they were recognized and classified under “Other Operating (loss) / Income” in the Statement of Comprehensive Income for the year ended December 31, 2015. The net loss recognized amounted to Ps. 324,390.

As of the date of issuance of these consolidated financial statements, as agreed with the Government, the Arbitration Proceeding is suspended until April 15, 2018.

In addition, as provided in the 2017 Integral Renegotiation Agreement, and as the last tariff increase as established in Resolution 74 is in force, the Company, CIESA and the shareholders representing at least two thirds of the share capital of CIESA must desist before June 30, 2018 from all the initiated complaints or to initiate against the Government from the sanction of the Law of Public Emergency.

b)	Regulatory Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting records separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SHR periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Household with Bottles Program”). It replaced Stabilization Agreement signed in September 2008 between the Federal Energy Bureau and the LPG producers (“2008 Stabilization Agreement”) (which, after several extensions, remained in force until March 31, 2015). The Household with Bottles Program was implemented through Resolutions No. 49/2015 and No. 70/2015 issued by the Federal Energy Bureau.

In line with the 2008 Stabilization Agreement, the Household with Bottles Program sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. This price reduction is partially offset by a subsidy paid to producers by a trust fund created for that purpose. Through the Household with Bottles Program, the Argentine government subsidizes low-income residential users.

On April 1, 2015, the former Federal Energy Bureau issued Resolution No. 70/2015, which sets the new reference prices and the compensation to be paid to domestic LPG producers intended for ten, twelve and fifteen kilos LPG bottles under the Households with Bottles Program. Notes 547/15 and 612/15 of the Federal Energy Bureau notified the volumes to be sold by TGS during 2015.

On March 28 and March 29, 2016, the MINEM informed TGS the volumes of butane and propane, respectively that were assigned to commercialize under this program during 2016. These administrative acts were also duly challenged by TGS.

It is noteworthy that participation in the new program implies that the Company produces and markets the volumes of LPG required by the SHR at prices significantly lower than the market price, which means that, under certain circumstances, the Company might fail to cover production costs, providing a negative operating margin.

As in prior periods, the Company will continue making the corresponding objections in order to safeguard its financial position and to ensure that this situation is not extended in the future.

In this regard, on April 4, 2016, the Company made a request for early release regarding the claim filed on August 18, 2015 on the objections made to Resolutions 49/15 and 70/15.

In addition, the Company filed a motion for reconsideration to administrative acts, which provided butane and propane quotas under the Household with Bottles Program for 2016.

In addition, the Company is a party of the Propane Gas Supply Agreement for induced propane gas distribution networks (“Propane for Networks Agreement”) entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the MINEM.

In June 2016, the Company signed the thirteenth and fourteenth extensions to the Propane Network Agreement, which provides for propane deliveries through April 30, 2017. In September 2016, the Company signed the addenda corresponding to these agreements for the purpose of re-determination of the price of propane sold by TGS to distributors and sub-distributors as a result of a judicial judgment issued on August 18, 2016.

On October 6, 2016, the MINEM issued Resolution No. 212, which provided for the new price of propane to be sold under the Propane for Networks Agreement paid by residential users.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As mentioned above, both the Households with Bottles Program and the Propane for Networks Agreement established payment of compensation, calculated as a difference between the price set by the Government and the export parity price. Over recent years, this compensation has been paid with significant delays.

On May 20, 2016, Decree No. 704/2016 provided for the extension of the issuance of Argentine Bonds in US dollars with an annual rate of 8%, which will expire in 2020 (“BONAR 2020”) which were used to, among others, the cancellation of the compensation due of related to Propane for Networks Agreement. On June 22, 2016, the Company gave written consent and agreement to the terms and conditions of Decree No. 704/2016 (the “Letter of Consent”) to the MINEM. Within this letter, TGS accepted the cancellation of the amounts due as compensation for propane networks Agreement until December 31, 2015, according to the methodology of cancellation informed by the SHR, which amounted to Ps. 140,496. On October 5, 2016, TGS received BONAR 2020 for an original nominal value of U.S.$8.0 million.

As of December 31, 2016, the Argentine Government owed Ps. 156,399 to the Company for these concepts. On September 2, 2016, TGS submitted a note to MINEM demanding payment of the amounts owed on that date.

On March 14, 2017, the MINEM issued Resolution No. 34/17 authorizing the payment of Ps. 91,578 corresponding to the compensation due for the participation in the Propane for Networks Agreement from the months of January to March and May to October 2016, which were collected on April 26, 2017. In this sense, during 2017, we received of the SHR the payment of Ps. 216.1 million owed as compensation for the year 2016 and certain months of 2017.

As of December 31, 2017, we recorded a receivable against the Argentine Government by Ps. 173,311.

On the other hand, Resolution 74 provides for the increase of the price of the propane gas used for the Propane for Networks Agreement as of April 1, 2017. The price is established at Ps. 1,267 / ton (“tn”) and Ps. 2,832 / tn depending on the customer to whom the product is intended. As in previous periods, the difference between the determined price and the export parity price determined by the MINEM is compensated to the Company through the economic compensation paid by the Government.

Regarding the Household with Bottles Program, it has also recorded price increases in accordance with the provisions of Resolutions N° 56-E/2017 and N° 287-E/2017 issued by the ME. Thus, prices were set at Ps. 2,568 per ton of butane and Ps. 2,410 for propane as from April 2017 and Ps. 4,302 per ton as from December 1, 2017 for butane and Ps. 4,290 per ton for propane starting December 1, 2017. The compensation received from the Government remained fixed at Ps. 550/ton.

Decree No. 2,067 / 08 (the “Decree”)

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge set forth in this decree financed the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492 per cubic meter.

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including the Government, ENARGAS and ex MPFIPyS as defendants. For further information regarding the legal action filed the Company, see Note 19.b.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On March 28, 2016, the MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructed ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

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

Under this framework, several expansion works of the gas pipeline system have been executed, which were financed with the contributions of funds from natural gas producers and shippers awarded the incremental transportation capacity, with a structure that contemplates the recovery through the income from specific fiduciary charges, paid by all shippers who have firm transportation contracts, except distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is being paid a monthly CAU.

In this sense, TGS assumed the role of technical manager of the expansion works of its gas pipeline system, for which it signed, in December 2006, the respective management contract. For such services, TGS was paid by the Argentine Government through Valores Representativos de Deuda Obra 3 (“debt securities”) issued by Nación Fideicomiso S.A. (“NAFISA”). These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

On July 20, 2016, NAFISA notified TGS of MINEM’s decision to suspend the works to expand the firm natural gas transport capacity carried out under this program.

As of December 31, 2017, these debt securities were classified as “Other financial assets at amortized cost” in the Statement of Financial Position, with a balance of Ps. 21,584.

d)	Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments. If the Company decides not to continue with the license, TGS will receive a compensation equal to the lower of the following two amounts:

i)
the net book value of the essential assets determined on the basis of the price paid by the acquiring joint arrangements, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)	the net proceeds of a new competitive bidding (the “New Bidding”)

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal to the appraisal value to be determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value as compensation for the transfer of the Essential Assets to the new licensee.

18.	COMMON STOCK AND DIVIDENDS

a)             Common stock structure and shares’ public offer

As of December 31, 2017, 2016 and 2015, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS’s shares are traded on the BCBA and under the form of the American Depositary Shares (“ADS”) registered in the SEC and representing 5 shares each on the New York Stock Exchange.

b)             Limitation on the transfer of the TGS’ shares

TGS’ by‑laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package for the privatization of GdE states that approval of ENARGAS will be granted provided that:

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

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, it requires prior authorization from ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On July 22, 2016, Law No. 27,260 was enacted, which modifies the investments allowed to the fund managed by the Administración Nacional de la Seguridad Social. (“Fondo de Garantía de Sustentabilidad” or “FGS”), which as of December 31, 2016 held 183,618,632 shares class “B” of TGS. Thus, the FGS may invest in shares of national corporations - among others - whose public offering is authorized by the CNV and which are listed on markets authorized by the CNV. The FGS may invest between the 7% and the 50% of its total assets in these kind of investments. However, it stipulates that the transfer and / or any other act or action that limits, alters, deletes or modifies the destiny, ownership, dominion or nature of the shares of which the FGS is entitled, provided that it results in a less than the previously established FGS, without prior authorization of the Argentine Congress, with the following exceptions:

-      Public takeover bids addressed to all holders of said assets and at a fair price authorized by the CNV, under the terms of Chapters II, III and IV of Title III of Law 26,831.

-      Exchange of shares for others shares of the same or another company in the framework of merger split-off or corporate reorganization processes.

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

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the taxable profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment. As from the Tax Reform, such restriction will no longer apply to dividends attributable to profits accrued in fiscal years beginning on or after January 1, 2018.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 13 – “Covenants”).

The Company is temporarily limited to the distribution and payment of dividends in accordance with the provisions of the 2016 and 2017 Transitional Agreements applicable until the definitive tariff schedules that will occur once the 2017 Integral Renegotiation Agreement obtain the corresponding governmental approvals.

In this regard, the 2016 Transitional Agreement and the 2017 Transitional Agreement provide that, prior to the distribution of dividends, TGS must request the respective authorization from ENARGAS, for which purpose it must certify compliance with the 2016 Investment Plan and / or the portion corresponding to the year 2017 of the Five-Year Investment Plan.

19.	LEGAL CLAIMS AND OTHER MATTERS

a)	Turnover tax calculated on the natural gas price consumed by TGS

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

During fiscal year 2017 and 2016, the Company continued to receive several claims from different provinces, which meant that TGS paid Ps. 147.4 million and Ps. 27.6 million to provincial agencies, respectively.

On May 24, 2017, ENARGAS issued Resolution No. 5041/2017, which approved the tariff methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2017 and 2016, the Company recorded a provision of Ps. 189.4 million and Ps. 207.7 million, respectively, in respect of this contingency under the line item “Provisions.” Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

b)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the “Court”) in order to obtain the declaration of nullity of the Presidential decree N° 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge (see Note 17.b) Decree N° 2067/08). The probative stage of these proceedings was concluded and the allegations are currently being carried out.

On July 5, 2012, the Court issued in favor of TGS a precautionary measure by which the suspension of the Charge was ordered in the terms set forth in the Resolutions. This decision was appealed in different opportunities by the Government, by virtue of which the dictating of the precautionary measure was limited to the validity of six months. However, at maturity, the Company is entitled to obtain a new precautionary measure for a similar period.

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevents the Government from the TGS claims of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018 or until the decision that resolves the merits of the matter, whichever occurs first.  On March 14, 2018, the Company obtained a new extension of the precautionary measure over the action for annulment of the Resolutions. This new extension will be valid until September 2018 or up to the times of the issuance of the final sentence, whichever occurs later.

On the other hand, the National Court of Appeals in Contentious Administrative Dismissal rejected the extraordinary appeal filed by the Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by TGS in accordance with the precedent “Alliance” issued by the Supreme Court in December 2014.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1° 2016, effective date of Resolution 28. In the event this injunction had not been obtained, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

c)	Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS was able to bill the tariff increase to its clients as long as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by TGS.

As of the date of the issuance of these consolidated financial statements, the case is about to dictate sentence.

The balance of the receivable as of December 31, 2016 was Ps. 69.4 million. Given the negative judgment, this receivable was derecognized and charged under “Other operating results, net” of the Comprehensive Income Statement for the year ended December 31, 2017.

d)	Turnover tax withholding in the Province of Buenos Aires

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

In March 2017, TGS partially canceled the debt claimed by ARBA, paying Ps. 2.9 million through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of TGS to act as withholding and collection agent during 2009 and 2010. The Company’s Management considers that it has sufficient arguments to assert its defense so at December 31, 2017 it has no recorded any provision for this concept.

e)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date.

f)	Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce (the “Arbitration Court”) notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the “Claimants”) related to the execution of three natural gas processing contracts between the claimants and TGS (the “Agreements”). On April 4, 2016, the Company was notified of the beginning of the corresponding demand, which TGS was responded on August 17, 2016.

According to the demand, the claimants alleged breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), claiming U.S.$163 million, plus interest (the “Claim”).

On March 16, 2017, the Claimants filed their Reply Memorial, whereby they replied to TGS Response Memorial and adjusted the amount of their claim to U.S.$306.3 million as of March 15, 2017, the total amount would consist of U.S.$134.0 million in nominal damages plus U.S.$172.3 million of interest. To this amount, accrued interest would be added as from March 15, 2017 until the date of effective payment.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Subsequently, on July 14, 2017, the Company presented the Rejoinder Memorial, whereby the arguments put forward by the Claimants in their Reply Memorial were answered.

Between September 25 and 29, 2017, the Arbitration Testing Hearing took place in the City of Buenos Aires, in which the legal advisors of the Company understand that the evidence produced confirmed TGS ‘position regarding the main aspects of the claim. .

On December 15, 2017, the Claimants and TGS submitted their Final Conclusions Memorials. On March 15, 2018, the Arbitration Court notified the Company of its decision to postpone until April 30, 2018 the issuance of the arbitral award with respect to the Claim.

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is inadmissible.

The external legal counsels of the Company understand that as of the date of the issuance of these consolidated financial statements, based on the defense arguments made and the evidence presented by TGS, it is more likely than not that the position of TGS will prevail.

g)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2017 and 2016 the total amount of these provision amounted Ps. 6.5 million, for both years.

20.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Technical, Financial and Operational Assistance Agreement

Pampa Energía is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. Pursuant to the agreement, Pampa Energía also provides financial advice. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2017, after having obtained the prior approval of ENARGAS, TGS and Pampa Energía renewed the Technical Assistance Agreement for a three-year term as of December 28, 2017, due on December 28, 2020.

For this service, TGS will pay Pampa Energía the higher of: (i) a fixed annual amount of U.S.$3.0 million or (ii) 7% of annual comprehensive profits (before financial results and income tax and after deducting also the aforementioned fixed sum) of TGS.

Commercial transactions

In the normal course of its activity, TGS celebrated with Pampa Energía and other companies related to it, agreements to transfer natural gas and its richness. The price, which is denominated in US dollars, is determined according to common market practices.

In addition, in the normal course of business, TGS carries out liquid sales, natural gas transportation services and other services with its associated companies, Pampa Energía and related companies.

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On November 1, 2016, Pampa Energía assigned to YPF the operation of the Río Neuquén area and related contracts, which until that date were disclosed as transactions with related parties in the Other Services business segment.

Financial transactions.

Loan agreement with Pampa Energía

On October 5, 2011, TGS granted a U.S.$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the “Call Option Agreement”. Additionally, to guarantee compliance with its obligations, Pampa Energy S.A. created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 17.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

•	Extended the expiration date until October 6, 2014, with option of an automatic renewal for one additional period of one year. For this reason, the expiration date was October 6, 2015.

•	The applicable interest rate was equivalent to 6.8% annual plus VAT.

On September 30, 2015, the Board of Directors of the Company approved the acquisition of the Rights of the arbitration proceedings. For further information, see Note 17.a

Financial leasing with Pampa Energía

As mentioned in Note 13 on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2017 and 2016 were Ps. 52,643 and Ps. 39,409, respectively.

Acquisition of CTG

On August 8, 2017, the Company acquired the entire shareholding of CTG from Pampa Energía for Ps. 100. The purpose of this company is to carry out various activities related to electric power.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2017 and 2016 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

	2017		2016
Sociedad	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	39	-	44	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía (1)	15,681	987,062	114,039	883,781
Associate which exercises significant influence on the controlling shareholder:
Link	520	-	425	-
EGS	-	460	-	602
TGU	-	2,968	-	2,529
Other related companies:
Petrolera Pampa S.A.	-	-	-	2,634
Refinor	-	3,534	-	-
Pampa Comercializadora S.A.	1,882	-	943	-
Petrolera Entre Lomas S.A.	-	-	17	-
Oleoductos del Valle S.A.	1,338	-	297	-
Central Térmica Piedrabuena S.A.	5,189	-	1,224	-
Transener S.A.	30	-	727	-
Total	24,679	994,024	117,716	889,546
(1) Accounts payable includes Ps. 891,365 and Ps. 848,181 corresponding to the financial leasing recorded as "Loans" as of December 31, 2017 and 2016, respectively.

The detail of significant transactions with related parties for the years ended December 31, 2017, 2016 and 2015 is as follows:

Year ended December 31, 2017:

	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests expenses
Controlling shareholder:
CIESA	-	-	-	-	-	92	-
Associate which exercises joint control on the controlling shareholder:					-
Pampa Energía	27,681	57,234	70,492	135,833	354,518	-	65,076
Jointly control entity:
UT	-	-	-	-	-	1,397	-
Associates with significant influence:
Link	-	-	4,587	-	-	-	-
Other related companies:
Petrolera Pampa S.A.	-	-	-	24,850	-	-	-
Refinor S.A.	-	-	-	3,534	-	-	-
Petrolera Entre Lomas S.A.	-	-	-	11,017	-	-	-
Oleoductos del Valle S.A.	4,618	-	958	-	-	-	-
Pampa Comercializadora S.A.	6,647	-	-	-	-	-	-
Central Térmica Piedrabuena S.A.	11,031	-	-	-	-	-	-
Central Térmica Loma La Lata S.A.	-	-	244	-	-	-	-
Experta ART	-	-	-	7,326	-	-	-
Total	49,977	57,234	76,281	182,560	354,518	1,489	65,076

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2016:

	Revenues			Costs			Financial Results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests expenses
Controlling shareholder:
CIESA	-	-	-	-	-	122	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía (1)	21,653	1,140	178,056	81,421	168,008	-	24,464
Associates with significant influence:
Link	-	-	3,924	-	-	-	-
Other related companies:
Compañía Mega S.A.(2)	1,641	82,590	17	-	-	-	-
Braskem Netherlands BV (2)	-	19,511	-	-	-	-	-
Petroleo Brasileiro (2)	-	265,236	-	-	-	-	-
Petrolera Pampa S.A.	-	-	-	165,771	-	-	-
WEB S.A.	-	-	-	3,325
Oleoductos del Valle S.A.	2,418	-	-	-	-	-	-
Pampa Comercializadora S.A.	3,603	-	-	-	-	-	-
Petrouruguay S.A. (2)	551	51	-	-	-	-	-
Central Térmica Piedrabuena S.A.	7,618	-	-	-	-	-	-
Petrolera Entre Lomas S.A.	-	-	188	24,740
Total	37,484	368,528	182,185	277,603	168,008	122	24,464
(1) Until July, 27, 2016 includes transactions with Petrobras Argentina S.A. From that date, as a consequence of the merger between Pampa Energía and Petrobras Argentina, includes transactions with both parties.

(2) As of July 27, 2016, those companies are not considered as related parties due to the acquisition of Petrobras Argentina shares by Pampa Energía as described in Note 1.

Year ended December 31, 2015:

		Revenues		Costs			Financial Results	Other operating income
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned	Acquisition of the rights of the arbitration procedding (1)
Controlling shareholder:
CIESA	-	-	-	-	-	122	-	-
Associate which exercises joint control on the controlling shareholder:
Petrobras Argentina	27,681	2,414	99,481	112,135	52,481	-	-	-
Associate which exercises significant influence on the controlling shareholder:
Pampa Energía	-	-	-	-	-	-	11,348	324,390	(1)
Associate with significant influence:
Link	-	-	3,087	-	-	-	-	-
Other related companies:					-	-	-	-
Compañía Mega S.A.	1,176	63,591	30	-	-	-	-	-
Petrobras Global Trading BV	-	44,058	-	-	-	-	-	-
Braskem Netherlands BV	-	132,101	-	-	-	-	-	-
Petroleo Brasileiro	-	95,618	-	-	-	-	-	-
Petrolera Pampa S.A.	-	-	-	41,332	-	-	-	-
Total	28,857	337,782	102,598	153,467	52,481	122	11,348	324,390
(1) See Note 17.a)

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

21.	CONTRACTUAL OBLIGATIONS

As of December 31, 2017, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Less than 1 year	1-2 years	3-4 years	More than 5 years
Financial indebtedness (1)	4,088.8	-	2,645.9	872.8	-
Purchase obligations (2)	632.8	632.8	-	-	-
Other long term purchase obligations (3)	390.9	164.0	226.9	-	-
Total	5,112.5	796.8	2,872.8	872.8	-
(1) Corresponds to the cancellation of principal and interests of the financial indebtedness. For more information, see Note 12.
(2) Corresponds to purchase of natural gas contracts for the processing of Liquids.
(3) Corresponds to the payment related to the Technical Assistance Agreement with Pampa Energía. For more, information see Note 19.

Almost all the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2017 (U.S.$1.00 = Ps. 18.659). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For future information, see Note 16.1.1.

Additionally, see Note 20 - Technical, Financial and Operational Assistance Agreement.

22.	ASSOCIATES AND JOINT ARRANGEMENTS

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

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina (being merged with Pampa Energía) holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

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

TRANSPORTADORA DE GAS DEL SUR S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements as of December 31, 2017 and comparative information
(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

CTG:

On August 8, 2017, the Company acquired from Pampa Energía the entire shareholding of CTG for Ps. 100. The purpose of this company is to carry out various activities related to electric power. As of the date of issuance of these Consolidated Financial Statements, it does not have operations.

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of “Expansion of the System of Transportation and Distribution of Natural Gas” in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the “Work”).

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The Work will generate a joint revenue of Ps. 946 million (VAT included) and the maximum execution period was set in 365 days, counted from the signing of the certificate of commencement of the works, held on November 15, 2017.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of December 31, 2017, the UT has received the first advance payment from the Government. Nevertheless, the Work does not have a degree of physical progress yet.

23.	SUBSEQUENT EVENTS

No subsequent events between the end of the fiscal year ended December 31, 2017 and the date of the issuance of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, in addition to those already considered in these financial statements.