Form 20-F
period 2018-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2019-04-25
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2018

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

Leandro Pérez Castaño
(54-11)-4865-9077
inversores@tgs.com.ar
(Name, telephone, email and/or facsimile number of our contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares (“ADS”), representing Class “B” Shares	New York Stock Exchange
Class “B” Shares, par value Ps. 1.00 per share	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares related to the TGS ADR Program, pursuant to the issuer’s American Depositary Receipts program, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Class “A” Shares, par value Ps. 1.00 each	405,192,594
Class “B” Shares, par value Ps. 1.00 each	389,302,689
Total(1)	780,894,503
(1) Excludes 13,600,780 treasury shares, representing 1.71% of the total shares not deemed outstanding under Argentine law.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

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

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐

†The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report on Form 20-F (“Annual Report”), unless otherwise indicated or the context requires otherwise: (i) references to “we,” “us,” “our” and the “Company” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiaries, Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), (ii) references to “Argentina” are to the Republic of Argentina, (iii) references to the “United States” or “U.S.” are to the United States of America, (iv) references to “pesos” or “Ps.” are to Argentine pesos, the legal currency of Argentina, (v) references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the legal currency of the United States, (vi) a “billion” is a thousand million, (vii) references to “cf” are to cubic feet, (viii) references to “MMcf” are to millions of cubic feet, (ix) references to “Bcf” are to billions of cubic feet, (x) references to “m3” are to cubic meters, (xi) references to “d” are to days, and (xii) references to “HP” are to horsepower.

Financial Statements and Basis of Preparation

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in Argentine pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2018 and 2017, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2018, 2017 and 2016 (our “Financial Statements”). Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as in effect on the date of preparation of the Financial Statements. IFRS have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).

At the shareholders’ meeting held on April 26, 2017, as a result of a proposal made by Compañía de Inversiones de Energía S.A. (“CIESA,” our controlling shareholder), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal years ended December 31, 2017, even though there is currently no legal requirement in Argentina for joint audits. As a result, our consolidated statements of financial position as of December 31, 2018 and 2017, and our consolidated statements of comprehensive income, changes in equity and cash flows for the years ended on December 31, 2018 and 2017 were jointly audited by PwC and Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Ltd. (“EY”). The joint report of Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited and EY, dated April 25, 2019, is included in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in their reports appearing herein.

Our consolidated statements of comprehensive income, changes in equity and cash flows, for the year ended December 31, 2016 were audited by PwC, whose report dated April 25, 2019 is included in this Annual Report.

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation measured as from the date of acquisition or as from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also compromises the comparative information of the financial statements such as the corresponding figures for previous periods, without modifying the statutory decisions made based on the financial information corresponding to those financial years.

IAS 29 describes characteristics that may indicate that an economy is hyperinflationary. However, it states that it is a matter of judgement when restatement of financial statements becomes necessary. Among others, an economy is “hyperinflationary” in accordance to the provisions of IAS 29 when it has a cumulative inflation rate over three years that approaches, or exceeds, 100%, also taking into consideration other qualitative factors related to the macroeconomic environment. Due to the high level of inflation prevailing in Argentina during the last years, our management analyzed the parameters established by IAS 29 to consider an economy as hyperinflationary, and concluded that there is sufficient evidence to confirm that Argentina is a hyperinflationary economy in terms of IAS 29 for accounting periods ending after July 1, 2018.

i

The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Centre for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for the November 27, 2018 meeting states that in the view of the IPTF, Argentina had three-year cumulative inflation rates exceeding 100%.

The downward trend in inflation in Argentina observed in 2017 has reversed, noticing a significant increase in inflation during 2018, which resulted in an accumulated inflation rate for the three-year period ended December 31, 2018, in excess of 100%. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there was sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018.

The Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine pesos as of December 31, 2018 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2017, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2017 and 2016, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported using non-hyperinflation accounting and supersede any previously disclosed consolidated financial statements relating to such periods.

In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), similar to the criterion adopted by the accounting profession in Argentina and corporate regulatory bodies. In order to restate the Financial Statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied. Considering the aforementioned index, inflation was 47.6%, 24.8% and 34.6% in the years ended December 31, 2018, 2017 and 2016 respectively.

For more information, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting our Consolidated Results of Operations—Consideration of the effects of inflation and restatement of Financial Statements.” Also, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—Adoption of hyperinflation accounting in Argentina” and “—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations”

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2018, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”), without any independent verification by us. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

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

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our telephone number is (54-11) 4865-9050, and our principal executive offices are located in Don Bosco 3672, 5th Floor, Buenos Aires, Argentina. Our internet address is www.tgs.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Annual Report, including information incorporated by reference herein, may constitute estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These estimates and forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan” “potential,” “predict,” “projection,” “should,” “will,” “will likely result,” “would” or other similar words. These estimates and statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations, and those of our officers, with respect to (among other things) our business, financial condition and results of operations. Our estimates and forward-looking statements are based mainly on current expectations and estimates of future events and trends, which affect, or may affect, our business, financial condition and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are based on information available to us as of the date of this Annual Report.

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

•
estimates relating to future tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (also referred as liquid petroleum gas or “LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services respectively produced and provided in our other non-regulated businesses;

•
statements regarding future political developments in Argentina and future developments regarding the license granted to us by the Argentine government (the “Government”) to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the impact of the adoption of the new revised scheme of tariffs resulting from the renegotiation process with the Government of our License, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and other agencies of the Government, the legal framework established by the Federal Energy Bureau and any other applicable governmental authority that may affect us and our business;

•	risks and uncertainties with respect to the relations with our employees in Argentina;

•	statements and estimates regarding future pipeline expansion and the cost of, or return to us from, any such expansion;

•
estimates of our future level of capital expenditures, including those required by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes, and unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

•
statements regarding the ability of companies engaged in the upstream business in the region where we operate to identify drilling locations and prospects for future drilling opportunities, and drill and develop such locations (such as the Vaca Muerta formation), as well as the Government’s regulations and policies affecting such projects; and

•	the risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•
risks and uncertainties resulting from Government regulations that have affected or may affect our business, financial condition or results of operations, such as the prohibition on tariff increases for our natural gas transportation segment and restrictions on payments abroad and exchange controls;

•
risks and uncertainties related to changes in the peso-U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and the comparability of our historical financial information;

•
risks and uncertainties associated with our non-regulated business, including those related to international and local prices of Liquids, taxes, cost and restrictions on the supply of natural gas and other restrictions imposed on Liquids exports, our ability to renegotiate our agreements with customers and possible adverse changes in the regulation of the Liquids industry;

•
capital expenditures required by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes, including the risk that we may be forced by ENARGAS or other governmental authorities to make investments that are not profitable or not as profitable as other investment opportunities identified by our management, or to take any other action not consistent with our business plan and strategy;

•	risks and uncertainties associated with unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

•	risks and uncertainties resulting from the prospect of additional regulation on our business or other Government involvement in our business;

•	developments in legal and administrative proceedings involving us and our affiliates;

•	changes to, or revocation of, our License and the tariffs we are allowed to charge; and

•
risks and uncertainties impacting us as a whole, including changes in general economic, political and social conditions, changes in the Argentine laws and regulations to which we are subject, including tax, environmental and employment laws and regulations, and the cost and effects of legal and administrative claims and proceedings against us.

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

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements. Our Financial Statements have been prepared in terms of the Current Currency in accordance with IFRS. Our management analyzed the conditions established by IAS 29 and considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018.

The following table presents our selected financial data for each of the years in the three-year period ended December 31, 2018. The selected consolidated statement of comprehensive income (loss) and consolidated statement of cash flow data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated statement of financial position as of December 31, 2018 and 2017, have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Financial Statements included elsewhere in this Annual Report. The summary financial data as of and for the years ended December 31, 2015 and 2014 have not been presented as: (i) management determined that such information cannot be provided on a restated basis without unreasonable effort or expense, and (ii) it is not required by CNV.

This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	For the year ended December 31,
	2018	2017(3)	2016(3)
	(in thousands of pesos)(1)
Consolidated Statement of Comprehensive Income Data:
Revenues	34,062,670	19,953,266	14,645,510
Gas transportation net revenues	15,462,061	7,456,052	4,162,220
Liquids production and commercialization net revenues	16,627,429	11,173,975	9,404,793
Other services (midstream and telecommunications) net revenues	1,973,180	1,323,239	1,078,497
Operating profit	14,257,059	6,204,819	2,912,817
Net financial results	(2,846,259)	(528,344)	(709,334)
Net income before income tax	11,429,007	5,698,116	2,208,572
Net income and total comprehensive income for the year	11,415,836	5,751,193	1,106,295
Net income and total comprehensive for the year attributable to:
Owners of the Company	11,415,832	5,751,191	1,106,293
Non-controlling interest	4	2	2
Per Share Data:(2)
Net income per share	14.48	7.24	1.39
Net income per ADS	72.40	36.20	6.95

(1)	Except per share and per ADS amounts or as otherwise indicated.
(2)	Net income per share and ADS under IFRS has been calculated using the weighted average shares outstanding. Each ADS represents five shares.
(3)	Comparatives figures as of December 31, 2017 and 2016 have been adjusted for the hyperinflation accounting and arise from our consolidated financial statements of December 31, 2018.

	As of December 31,
	2018	2017(3)	2016
	(in thousands of pesos)(1)
Consolidated Statement of Financial Position Data:
Total current assets	23,163,316	10,588,796	n/a
Property, plant and equipment, net	38,685,519	34,160,708	n/a
Total non-current assets	38,779,711	34,264,631	n/a
Total assets	61,943,027	44,853,427	n/a
Total current liabilities	7,146,361	6,897,692	n/a
Total non-current liabilities	23,851,361	12,676,146	n/a
Total liabilities	30,997,722	19,573,838	n/a
Non-controlling interest	10	12	n/a
Shareholders’ equity	30,945,305	25,279,589	n/a
Other Data:
Common stock (nominal value)	794,495	794,495	n/a
Additions to property, plant and equipment	6,906,410	2,296,641	n/a
Depreciation	2,223,083	2,020,216	n/a
Number of outstanding shares(2)	780,894,503	794,495,283	n/a

(1)	Except number of outstanding shares or as otherwise indicated.
(2)	Number of ordinary shares outstanding at year-end (excludes 13,600,780 treasury shares, representing 1.71% of the total share capital).
(3)	Comparatives figures as of December 31, 2017 have been adjusted for the hyperinflation accounting and arise from our consolidated financial statements of December 31, 2018.

Dividends

A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:

	Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps. per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2014(3)	764.2	30.5	0.962	0.038	0.192
2015	-	-	-	-	-
2016(4)	226.9	7.1	0.286	0.009	0.045
2017	-	-	-	-	-
2018(5)	4,329.2	114.6	5.449	0.142	0.708

(1)	Stated in Ps. at Current Currency.
(2)
Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date, except that the amount of the dividends declared but unpaid as of December 31, 2014, was translated from pesos at the selling exchange rate at such date.

(3)
At a General Annual Shareholders’ Meeting held on April 30, 2014, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 844.7 million. Additionally, at its meeting held on November 26, 2014, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

(4)
At a General Annual Shareholders’ Meeting held on April 23, 2015, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 247.3 million. At its meeting held on January 13, 2016, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

(5)
At the General and Special Annual Shareholders’ Meeting held on April 10, 2018, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 3,763.6 million. At its meetings held on July 6, August 8 and September 6, 2018, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

According to Argentina’s Act No. 19,550, as amended (“General Companies Act”), dividends may be lawfully declared and paid only out of retained earnings reflected in the financial statements that have been approved by shareholders, if losses for prior fiscal years have been absorbed, if the applicable payment has been expressly approved by our shareholders and applicable legal reserves have been created, as described below.

To that effect, every year our Board of Directors must submit our financial statements for the immediately preceding fiscal year, together with reports thereon by our statutory committee (“Statutory Committee”), for the consideration and approval of the shareholders at the General Annual Shareholders’ Meeting which must approve our annual financial statements and determine the allocation of net income for such year, within four months of the close of the fiscal year, that is, for TGS before April 30 of each year. Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity. If there are any losses pending to be absorbed from prior fiscal years, such 5% should be calculated on any excess of the net income over such losses, if any. Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully replenished. The Legal Reserve is not available for distribution as a dividend.

Pursuant to our by-laws (“By-laws”), after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the statutory employee profit-sharing. The balance of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

In addition, under the General Companies Act, our shareholders may establish additional voluntary reserves from time to time  and for different purposes. Once established, the terms and conditions of any voluntary reserve cannot be changed without the prior approval of the shareholders.

Further, our ability to make dividend payments may be limited by covenants in our existing debt instruments or in debt instruments we enter into in the future, and by our subsidiaries’ ability to generate income and cash flows to pay dividends to us. In particular, under the indenture dated May 2, 2018 (the “2018 Notes Indenture”), entered into with Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our Class 2, 6.750% senior notes due 2025 (the “2018 Notes”), we may pay dividends as long as immediately after giving effect to such dividend payment we are able to incur at least U.S.$ 1.00 (other than “Permitted Indebtedness” as defined in the 2018 Notes Indenture) under the limitation of debt covenant of the 2018 Notes Indenture. To incur debt (other than Permitted Indebtedness), the 2018 Notes Indenture requires that (i) no default exists under the 2018 Notes Indenture at the time of such incurrence and (ii) that (a) the Consolidated Coverage Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated adjusted EBITDA to our consolidated interest expense) would be greater than or equal to 2.0:1.0; and (b) the Consolidated Debt Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA) would be less than or equal to 3.50:1.0. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

The General Annual Shareholders’ Meeting held on April 20, 2016 approved the creation of a new voluntary reserve for capital expenditures of Ps. 6.0 million.

The General Annual Shareholders’ Meeting held on April 26, 2017 (the “2017 Shareholders’ Meeting”) approved the creation of a voluntary reserve for future dividend payments in an aggregate amount of Ps. 1,536.8 million, which was subsequently increased to an aggregate amount of Ps. 3,763.6 million pursuant to a resolution passed by our shareholders at the General and Special Annual Shareholders’ Meeting held on April 10, 2018 (the “2018 Shareholders’ Meeting”). The 2018 Shareholders’ Meeting did not allocate any portion of our net income to the Legal Reserve because as of the date of such meeting it was fully funded. During the year 2018, our Board of Directors resolved to distribute (and we paid) a total amount of Ps. 4,329.2 million in cash dividends.

The General Annual Shareholders’ Meeting held on April 11, 2019 (the “2019 Shareholders’ Meeting”) approved: (i) to allocate Ps. 640.1 million to the Legal Reserve, (ii) to make a cash dividend payment of Ps. 6,942.0 million (Ps. 8.89 per share) and (iii) to allocate Ps. 6,354.1 million to set up the “Voluntary reserve for Capital Expenditures, Stock Buyback and/or Dividends (the “Reserve”) and to delegate to the Board of Directors the decision to distribute cash dividends up to an amount equal to 80% of the Reserve, which will be restated in constant argentine pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine such maximum distributable amount, or to allocate such voluntary reserve to future investments, the restated amount of the stock that has actually been repurchased must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

In addition, on April 11, 2019, our Board of Directors approved an additional cash dividend payment of Ps. 240.5 million (Ps. 0.31 per share) to be disposed of the Reserve.

All the figures mentioned before, according to the CNV Resolution No. 777/2018, were calculated applying by the 2018’s accumulated results the inflation rate index as of February 28, 2019.

Under the General Companies Act, during a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of our Statutory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the General Companies Act and the By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class “B” shares, par value Ps. 1 each (the “Class B Shares”), on the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos (“BYMA”)) and, as a result, would likely affect the market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”) as well. In addition, such fluctuations will affect the U.S. dollar equivalent of peso amounts included in this Annual Report.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2018	39.0500	35.4000	36.5036	37.7200
December 2018	38.6000	36.5000	37.8347	37.7000
January 2019	37.7100	36.9000	37.3902	37.5100
February 2019	39.6700	37.1700	38.4045	39.1500
March 2019	43.8700	39.8100	41.5158	43.3500
April 2019 (through April 24, 2019)	43.9500	41.6200	42.8433	43.9500

Year ended December 31,
2014	8.5570	6.5450	8.1195	8.5510
2015	13.4000	8.5550	9.2485	13.0400
2016	16.0300	13.2000	14.7807	15.8900
2017	19.2000	15.1900	16.5717	18.6490
2018	41.2500	18.4100	28.1313	37.7000

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the exchange rate reported by Banco Nación on December 31, 2018. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated or at any other rates. On April 24, 2019, the reported selling exchange rate per U.S.$ 1.00 was Ps. 43.95.

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (41.4% of our total consolidated revenues from sales for the year ended December 31, 2018), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina and our functional currency is the peso.

Currency fluctuations would also affect the U.S. dollar amounts received by holders of our ADSs upon conversion (by us or by Citibank N.A. (the “Depositary”), pursuant to the deposit agreement for the issuance of the ADSs entered into between the Depositary and us (the “Deposit Agreement”)) of the cash dividends paid in pesos on the underlying Class B Shares. Fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the peso price of our shares on the BYMA and, as a result, the market price of the ADSs.

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

Risks Relating to Argentina

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (41.4% of our total consolidated revenues from sales for the year ended December 31, 2018), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina and our functional currency is the peso.

Adoption of hyperinflation accounting for tax purposes in Argentina

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by the INDEC, in 2018 the CPI and the WPI increased by 47.6% and 73.5%, respectively and the three-year cumulative inflation rate has exceeded 100% causing Argentina to be considered as a hyperinflationary economy.

IAS 29 requires financial statements of an entity whose functional currency is the currency of a hyper-inflationary country to be restated into the current purchasing power at the end of the reporting period. Therefore, transactions in 2018 and non-monetary balances at the end of the period should be restated to reflect a price index that is current at the balance sheet date. The comparatives and the opening statement of financial position at the beginning of the earliest period presented should also be restated to reflect a price index that is current at the balance sheet date. Consequently, we are reporting, for the first time in this Annual Report, our financial information applying hyperinflation accounting.

Adjustments to reflect inflation, such as those required by IAS 29, were initially prohibited by the Argentine Convertibility Act. Decree No. 664/03, issued by the Argentine government (the “664/03 Decree”), instructed regulatory authorities, such as public registries of commerce, the Superintendency of Corporations of the City of Buenos Aires and the CNV, to accept only financial statements that comply with the prohibition set forth by the Convertibility Act. However, on December 4, 2018, Act 27,468 abrogated the 664/03 Decree and amended the Convertibility Act to the effect that the prohibition of indexation no longer applies to the financial statements. Certain authorities, such as the CNV, have required that financial statements for periods ended on and after December 31, 2018, are restated for inflation, following the guidelines set forth in IAS 29.

In order to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the CPI as of January 2017 with the WPI, both published by INDEC until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied. In the past, official inflation statistics in Argentina have been challenged by supranational organizations and deemed not to be reliable. Also, there are no consistent statistics on inflation for periods prior to 2016. As a result of inflation, the historical information previously issued is not comparable with the information adjusted for inflation. See “—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.”

In addition, Act 27,468 substituted the WPI for the CPI for the calculation of the indexation adjustments for tax purposes, and modified the standards for triggering the tax indexation procedure. During the three periods commencing on January 1, 2018, the tax indexation will apply if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29. Under hyperinflationary contexts, the existence of higher monetary liabilities over monetary assets will mean an increase in the income tax payable.

We cannot predict the full future impact that the eventual application of the tax indexation procedure and related adjustments will have on our financial statements, or the effects on our effective tax rate or on our business, results of operations and financial condition.

Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina.

Argentina is an emerging market economy, and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results which can stem from many factors. In general, Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following: (i) domestic production, international demand and prices for Argentina’s principal commodities exports, (ii) the competitiveness and efficiency of domestic industries and services, (iii) the stability and competitiveness of the peso against foreign currencies and exchange controls, (iv) high inflation rates, (v) Argentina’s fiscal and trade deficits, (vi) Argentina’s public debt level, (vii) foreign and domestic investment and financing, (viii) governmental policies and the legal and regulatory environment including imports and exports contracts and tax provisions, (ix) levels of consumer consumption, (x) wages and price control, and (xi) political uncertainty and social unrest.

Any of these factors, as well as volatility in the capital markets, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Economic volatility in Argentina has adversely affected and may continue to adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Our business and financial results depend to a significant degree on macroeconomic, political, regulatory and social conditions in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time, to varying degrees, by the high volatility in Argentina, which primarily results from economic and political developments and other material events affecting the Argentine economy, such as: inflation; price controls; fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding tariffs, spending and investment, and other regulatory initiatives increasing government involvement with economic activity; international conflicts; civil unrest; and insecurity concerns.

In 2018, the Argentine Peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine peso depreciated by 102.2% against the U.S. dollar during the year ended December 31, 2018 (compared to 17.4% and 21.9% in the years ended December 31, 2017 and 2016, respectively). As a result of the Argentine Peso’s increased volatility, the Argentine government announced several measures to restore market confidence and stabilize its value. Measures implemented by the BCRA include, among others, an increase of short-term interest rates and selling foreign currency reserves. The Argentine government in turn announced that it would accelerate the proposed reduction of the fiscal deficit. Further, on May 8, 2018, the current administration announced that the Argentine government initiated negotiations with the International Monetary Fund (the “IMF”) as discussed elsewhere herein that allowed Argentina access to financing by the IMF. The ability of the Argentine government to stabilize the foreign exchange market and restore economic growth is subject to uncertainty. The continued depreciation of the Argentine Peso and the failure to meet the obligations with IMF could have a material adverse effect on Argentina’s economy and, consequently, our cash flows, financial condition and results of operations.

In addition, this rapid devaluation has confronted inflationary pressures, evidenced with significantly higher fuel, salary and food prices, among other indicators. Inflation in Argentina has contributed to a material increase in our operating costs, in particular labor costs, and negatively affected our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. —High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.”

In addition, the Argentine economy remains vulnerable, as reflected by the following economic conditions:

•	inflation, which remains and may continue to be high in the future;

•
volatility in real GDP, which according to the restated information released by INDEC grew by 2.4% in 2013, decreased by 2.5% in 2014, grew by 2.7% in 2015, decreased by 1.8% in 2016, grew by 2.9% in 2017 and decreased by 2.5% in 2018;

•	Argentina’s public debt as a percentage of GDP, which remains high and as of December 31, 2018, represented approximately 86.2% of the GDP;

•	the discretionary increase in public expenditures that has resulted and continues to result in a fiscal deficit;

•	high unemployment and informal employment rates;

•	high exchange rate volatility;

•	high fiscal and trade deficit; and

•	limited access to funding in the international capital markets.

Volatility in the Argentine economy and the measures taken by the Government have had and are expected to continue to have a significant impact on us.

The ongoing political instability in Argentina may adversely affect the Argentine economy.

Argentina’s political and social environment has historically influenced, and continues to influence, the performance of the country’s economy. Political and social crises have affected and continue to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in securities with underlying Argentine risk. The recent political instability in Argentina has contributed to a decline in market confidence in the Argentine economy. Weak macroeconomic conditions in Argentina may continue in the upcoming years.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Government that are designed to achieve these goals are not successful. We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

The result of the next presidential and provincial elections that will take place in 2019 could generate uncertainty in the Argentine economy and, consequently, in our businesses and the results of our operations.

Argentina’s national election for president and vice president will take place in October 2019, and other relevant provincial and national elections will also take place in 2019. The impact that such elections could have on Argentine politics and the economy is uncertain. This uncertainty may itself have a material adverse effect on Argentina’s economy. In addition, it is not possible to predict the measures that may be adopted by the Macri administration or a new administration in the aftermath of the presidential elections, which could have a material adverse effect on Argentina’s economy or the ability of Argentina to comply with its obligations.

The Company cannot give any assurance that after the presidential elections the current administration’s policies will be maintained or will not be reversed. In particular, there is no certainty about the measures that may be taken by any subsequent administration with respect to the programs and policies relating to the oil and gas sector.

The impact of reforms and measures taken by the Government to reactivate the economy is uncertain.

Presidential, state and congressional elections in Argentina took place on October 25, 2015, which resulted in Mr. Mauricio Macri (from the Cambiemos coalition) being elected President of Argentina and entering office on December 10, 2015.

On October 22, 2017, midterm legislative elections were held at the federal and provincial government levels. Macri’s Cambiemos coalition increased its representation in Congress, which remains divided.

Since assuming office, the current administration announced and executed several significant economic and policy reforms, including, among others:

•
Reforms in the energy system and tariff increase. Pursuant to Decree No. 134/2015, the Macri administration declared a state of emergency with respect to the national electricity system, effective until December 31, 2017. In order to reassess the then-current subsidy policy, the former Ministry of Energy issued Resolution No. 28/2016 (“Resolution 28”) and Resolution No. 31/2016, pursuant to which it fixed the prices of natural gas at the supply point (“PIST”) and the tariffs on distribution and transportation of natural gas that will reach residential and commercial users throughout the country, affecting the supply of compressed natural gas (“CNG”) servicing stations and electricity generating plants and instructing ENARGAS to carry out an integral tariff review (“RTI”) process, to determine the tariffs on distribution and transportation of natural gas applicable throughout the country. The RTI concluded on March 27, 2018, and a new tariff schedule applicable to the transportation and distribution of natural gas has been published and will be in effect during the five-year period from April 2017 to March 2022.

•
INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, poverty and foreign trade data, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency through December 31, 2016. Since the date of such declaration, the INDEC interrupted the publication of statistical information until the reorganization of its technical and administrative structure was completed. In 2016, the INDEC implemented certain methodological reforms and adjusted macroeconomic statistics based on these reforms. For additional information see “—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.”

•
Foreign exchange reforms. In the past, through a series of exchange and tax regulations, the national government significantly limited the access of entities and individuals to the foreign exchange market. The Macri administration has implemented important changes in the existing exchange regulations, with the main objective of gradually eliminating such restrictions imposed on the exchange market in prior years. For additional information see “Item 10. Additional Information—D. Exchange Controls.”

•
Tax reform. On December 27, 2017, the Argentine executive branch (Poder Ejecutivo Nacional, the “Executive Branch”) enacted Decree No. 1,112/2017, which introduced many changes to the tax regime (the “Tax Reform”) in accordance with the Tax Reform issued by the Congress. The reforms intended to eliminate certain existing complexities and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment. Moreover, the reforms aim to sustain Argentina’s medium and long term efforts to reduce the fiscal deficit. The reforms will gradually come into effect over the next five years. The reforms belong to a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy by reducing the fiscal deficit, increasing employment and diminishing poverty on a sustainable basis.

•
Fiscal consensus. On December 22, 2017, the Argentine Chamber of Deputies passed into law the Fiscal Agreement (Ley de Consenso Fiscal), also known as the Fiscal Consensus (Consenso Fiscal). This law was based on an agreement signed on November 16, 2017 between the Government and representatives from Argentine provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over the next five years, a waiver of lawsuits against the Government and a Ps. 21,000 million payment to the province of Buenos Aires for the year 2018 (which will increase over the next five years) as a partial and progressive solution to the conflict related to the Buenos Aires Metropolitan Area Fund (Fondo del Conurbano Bonaerense). The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri administration in December 2017, such as tax reform, pension system reform and the Fiscal Responsibility Act (Ley de Responsabilidad Fiscal). The Argentine national budget for the year 2019 is projected at a fiscal balance and a fiscal surplus of 1% of the GDP by 2020.

•
Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef, mining, oil, and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was also eliminated. With respect to payments for imports of goods and services to be performed abroad, the current administration eliminated the restrictions on access to the Foreign Exchange Market of Argentina (Mercado Libre de Cambios (“MELI”)). Importers were offered short‑term debt securities issued by Argentina to be used to repay outstanding commercial debt for the import of goods. In addition, the import system was modified by the replacement of the Declaraciones Juradas Anticipadas de Importación system with a new import procedure that requires certain filings and import licenses for certain goods (including textiles, footwear, toys, domestic appliances and automobile parts), which, unlike the previous system, does not contemplate discretionary federal government approval of payments for the import of products through the MELI. By Decree No. 893/2017, published in the Official Gazette on November 2, 2017, the Government repealed article 1 of Decree No. 2581/1964, article 10 of Decree No. 1555/1986 and Decree No. 1638/2001. This action eliminated the obligation of Argentine exporters to repatriate and settle for pesos in the MELI foreign currency proceeds derived from the export of goods. On January 2, 2017, the Government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% reduction on the export duties rate beginning in January 2018 and continuing until December 2019. In addition, importers were offered short-term debt securities issued by the Government to repay outstanding commercial debt for the importation of goods. On September 4, 2018, the Executive Branch issued Decree No. 793/18 (“Decree 793”) by means of which the Government imposed an exportation tariff of 12% on all merchandise contained in the Mercosur Common Nomenclature (Nomenclatura Común del Mercosur, “NCM”) until December 31, 2020. Generally, this tariff cannot exceed Ps. 4 for each U.S. dollar of the imposed value or the official free on board price, as applicable, except for the merchandise contained in the NCM, which tariff cannot exceed Ps. 3 for each U.S. dollar of the imposed value or the official free on board price, as applicable.

•
Corporate Criminal Liability Act (Ley de Responsabilidad Penal Empresaria). On March 1, 2018, the Corporate Criminal Liability Act No. 27,401 (“Act 27,401”) came into effect, providing for the criminal liability of corporate entities for offenses against the public administration and cross-border bribery committed by, among others, their shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this law may be subject to various sanctions, including, among others, fines from two to five times the undue benefit obtained or that could have been obtained and the partial or total suspension of activities for up to ten years. In addition, this law extended the criminal liability under the Argentine Criminal Code to actions committed outside Argentina by Argentine citizens or companies domiciled in Argentina. On April 6, the Government issued Decree No. 277/18 (“Decree 277/18”) that regulates Act 27,401. Pursuant to this decree the Anticorruption Office of the Ministry of Justice and Human Rights (Oficina Anticorrupción del Ministerio de Justicia y Derechos Humanos) will establish the guidelines that are necessary for compliance with the provisions of Law 27,401 related to the so-called “Integrity Program.” Also, the decree establishes that the consideration of the contracts with the Government referred to in subsection a) of article 24 of Act No. 27,401 is determined by article 9 of the Regulations for Contracting with the National Administration (Reglamento del Régimen de Contrataciones de la Administración Nacional) and its Annex, approved by Decree No. 1030/16. Decree No. 1030/16, as amended or restated, sets forth relevant procedures and mechanics to award contracts by Ministers, officials with equivalent rank to Ministers, the Secretary General of the Presidency of the Nation or authorities with high rank of the decentralized organisms. Finally, Decree 277/18 recognizes that the Integrity Program in accordance with articles 22 and 23 of Act 27,401 is a necessary condition to contract with the Argentine State in all those proceedings initiated after the validity of said law. Contracts shall accredit the Integrity Program together with the rest of the documentation including the offer, in the form and in terms that each bidding process provides. On October 4, 2018, through Resolution No. 27/2018 of the Anticorruption Office of the Ministry of Justice and Human Rights, the Ministry of Public Ethics, Transparency, against Corruption approved the Integrity Guidelines for Compliance pursuant to articles 22 and 23 of Act 27,401, referred to in the Integrity Program, with the objective of providing technical guidance to have interpretation tools that will allow adjusting structure and processes in order to prevent, detect and remedy acts of corruption, as well as to implement appropriate Integrity Programs and evaluate them according to the technical guidelines. On October 11, 2018 our Board of Directors approved TGS’ integrity program in order to comply with the above mentioned regulation.

•
Bill for the development of the capital market of Argentina. On November 13, 2017, the Executive Branch presented to Congress a bill that aims to develop an internal capital market in Argentina. On May 9, 2018, the Argentine Congress approved the Act on Productive Financing, which introduces significant reforms to the Capital Markets Law of Argentina, the Law on Common Investment Funds No. 24,083, the Negotiable Obligations Law, and other regulations, with the objective of promoting the development of the local capital market. Among other items, the new law seeks to broaden the base of investors and companies that can participate in the capital market, promoting productive financing, especially with respect to micro, small and medium enterprises, creating a regime that promotes and facilitates their access to financing. Likewise, this law provides for the modification of certain tax provisions, tax regulations, regulations related to derivative instruments and a program for the promotion of financial inclusion. The reforms also establish some limitations to the powers granted to the CNV by the Capital Markets Law of Argentina.

•
Project to amend the labor system. The Macri administration published a project to amend the labor system. The project’s main purpose is to improve the efficiency and productivity of different productive sectors, increase employment, attract investment and reduce employment costs.

•
Pension Reform Act (Ley de Reforma Previsional). On December 28, 2017, the Congress passed the Pension Reform Act, with the goal of improving the sustainability and predictability of Argentina’s pension program, while still protecting the most vulnerable persons. To that effect, the Pension Reform Law modified the basic formula for the periodic adjustment of retirements, pensions and the Universal Child Allowance (Asignación Universal por Hijo).

The Pension Reform Law also modified Section 252 of Labor Law No. 20,744 by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings (compared to age 65 under the prior regimen). Public sector employees are excluded from the foregoing provision.

•
Tax on financial transactions (impuesto al cheque). On December 27, 2017, the Argentine Congress extended the tax on financial transactions through 2022, and earmarked amounts collected for the Argentine integrated pension system.

•
IMF. On June 16, 2018, the Government announced that it obtained a stand-by agreement with the IMF for an amount of U.S.$50,000 million. Subsequently, on September 26, 2018, the Government and the IMF negotiated a new agreement that will expand the original program of U.S.$50 billion with an extra amount of U.S.$7.1 billion. As a result, the IMF advanced funds to the Government that was supposed to be disbursed during the following administration, pursuant to the original agreement. As such, Argentina will receive U.S.$18.8 billion more than originally agreed. For the remainder of 2018, the disbursements rose from U.S.$6 billion to U.S.$13.4 billion, for 2019 the funds will rise from U.S.$11.4 billion to U.S.$22.8 billion. These funds no longer have a precautionary character as established in the original agreement, and can be fully disposed as budgetary support. On October 30, 2018, Argentina received U.S.$ 5,631 million corresponding to the first disbursement made by the IMF. On December 19, 2018, the IMF completed the second review of Argentina’s economic performance under the 36-month stand-by arrangement that was approved on June 20, 2018. The completion of the review allows the authorities to draw the equivalent of U.S.$7.6 billion. Additionally, after the third review of the stand-by arrangement, the IMF agreed to disburse U.S.$10,870 million to Argentina in April 2019. We cannot predict exactly what measures will be adopted to comply with the agreements concluded with the IMF or their consequences on the Argentine economy, in general and if this could generate an adverse change in our financial condition and result of our operations. Additionally, the inflation targeting system, which was a mechanism implemented by Argentina to avoid price rising, was terminated. Now, Argentina will focus on inflation control and setting monetary base targets (current assets plus bank deposits). See “—Failure to comply with the terms of the agreement with the IMF may adversely affect the Argentine economy and, as a result, our business” below. To that end and with the aim of reversing the adverse macroeconomic situation that Argentina has been going through since April 2018, on September 3, 2018, the Argentine Government announced a series of measures aiming to achieve a primary fiscal deficit of 0% for the fiscal year 2019.

•
Argentine Purchase and Supplier Development Law. On May 10, 2018, the Argentine Purchase and Development of Suppliers Law No. 27,437 was enacted and entered into force on August 8, 2018. Pursuant to this law, preference should be given to the acquisition, lease or leasing of goods of national origin. This law governs legal persons to whom the Government has granted licenses, concessions, permits or authorizations for the provision of public works and services as well as direct contractors of such persons. The aforementioned law was regulated by Decree No. 800/2018 and Resolution No. 91/2018 of the Argentine Secretary of Industry, in its capacity as the authority in charge of applying the Argentine Regime of Buyer and Supplier Development. The aforementioned resolution determines that the minimum amount at which the Argentine scheme becomes mandatory is Ps. 1,300,000.

As of the date of this Annual Report, the impact that the aforementioned measures have had or will have on the Argentine economy and on our business results of operations, financial condition, the value of our securities and our ability to meet our financial obligations as a whole cannot be fully assessed or predicted. We cannot predict how the current administration will address certain political and economic issues that were central during the presidential election campaign, such as the financing of public expenditure and public service subsidies, or the impact that any measures related to these issues that are implemented by the current administration will have on the Argentine economy as a whole. The inability of the current administration to properly implement measures as a result of lack of political support may adversely affect the Argentine economy and financial condition and, as a consequence, our business, financial condition or results of operations.

Failure to comply with the terms of the agreement with the IMF may adversely affect the Argentine economy and, as a result, our business.

The Government agreed with the IMF in June 2018 upon a stand-by program for U.S.$50,000 million for a period of 36 months. The first disbursement for U.S.$ 15,000 million was received in June 2018. The remaining amount of the IMF’s financial support (U.S.$35,000 million) will be available throughout the duration of the agreement, subject to quarterly reviews by the Board of Executive Directors.

The economic plan presented by the Government to access this program seeks to strengthen the country’s economy by restoring market confidence through a coherent macroeconomic program that reduces financing needs, places Argentina’s public debt in a firm downward trajectory and strengthens the plan of inflation reduction through more realistic inflation targets and the strengthening of the BCRA’s independence. The main parts of the economic plan are the following:

•
Restore market confidence. The Government has committed to an economic program that reduces the need for federal financing and places the public debt in a firm downward trajectory. This will help establish a path towards sustained growth and job creation. This effort is anchored in a fiscal adjustment that ensures that the Government will reach a primary equilibrium by 2020, with a significant initial adjustment to achieve a primary deficit of 1.3% of the GDP in 2019.

•
Protect the most vulnerable segments of society. Measures will be taken to strengthen the social protection network, including restructuring programs and implementing measures aimed to increase the participation of women in the labor force. The budget for social protection will be established in the program. If necessary, an additional amount will be allocated to social assistance projects. The ultimate purpose is to reduce poverty rates throughout the duration of the agreement, even if the economic rebound is slower than expected.

•
Strengthen the credibility of the BCRA inflation targeting framework. The government has committed to provide autonomy to the BCRA to effectively achieve the inflation targets. In addition, the BCRA has adopted a new path for disinflation to bring down inflation to single-digit levels by the time the three-year stand-by agreement with the IMF comes to an end. Likewise, the Argentine Government committed to present before the Argentine Congress a bill that would modify the charter of the monetary authority in order to achieve the desired restructuring of the BCRA’s balance sheet. The plan also contemplates the mitigation of the BCRA’s vulnerability derived from the large stock of BCRA bills.

•	Progressively reduce impossibility of payment. This would imply reconstituting international reserves and mitigating Argentina’s economic vulnerability.

As of the date of this Annual Report, we cannot predict exactly what measures will be adopted to comply with the directives of the IMF or their consequences on the Argentine economy in general, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Pursuant to Argentine law, the INDEC is the only institution in Argentina entitled to publish official nationwide statistics. In addition, inflation has undermined the Argentine economy and the Government’s ability to stimulate economic growth. In the past, there have been concerns regarding the accuracy of the INDEC statistics. In 2007, the INDEC changed the way it calculated inflation statistics such as CPI and WPI. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Government intended to curb the increase of inflation. In addition, the IMF requested several times that Argentina clarify the information on inflation rates published by the INDEC.

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

On February 13, 2014, the INDEC released a new inflation index (the “IPCNu”) that measured prices on goods across the country, replacing the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. The IPCNu, together with the GDP calculation, was reviewed by the IMF. During 2015, the IMF expressed that these indicators did not comply with its statutes, so it maintained an ongoing review process. Concerns regarding statistics in Argentina remained until January 8, 2016, when Decree No. 55/2016 and the declaration of a state of administrative emergency in the national statistical system and in the INDEC until December 31, 2016, was issued. Following this declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized on December 31, 2016.

On June 29, 2016, the INDEC published recalculated historical GDP data, modifying the previously released data and substituting the IPCNu. Following the publication of revised data, on November 9, 2016, the Executive Board of the IMF concluded consultation with, and lifted its censorship on, Argentina.

According to inflation data published by the INDEC, in 2013 and 2014, the CPI increased 10.9% and 23.9%, respectively. In 2013 and 2014, the WPI increased 14.7% and 28.3%, respectively, and further increased 10.6% in the ten-month period ended October 31, 2015. The INDEC discontinued the publication of data from November 2015 through May 2016 following the declaration of a state of administrative emergency in the national statistical system. During that period, the INDEC released alternative CPI figures based on data published by the Province of San Luis and the City of Buenos Aires. These indexes reflected an increase in CPI of 31.6% and 26.9%, respectively, for 2015. For the first four months of 2016, these same alternative indexes showed an increase in CPI of 13.9% and 19.2%, respectively.

In June 2016, the INDEC resumed publication of monthly data. The reported increase in CPI for the period from May through December 2016 was 16.9%. In 2018 and 2017, CPI registered an increase of 47.6% and 24.8%, respectively. In 2018, 2017 and 2016, the WPI increased by 73.5%, 34.5% and 18.8%, respectively, according to information published by the INDEC.

Certain private economists estimate significantly higher inflation rates than those published by the INDEC for the period from 2007 to 2015. The uncertainty relating to the inaccuracy of the economic indexes and rates may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access credit and capital markets, which could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

The INDEC in 2018 reported that the CPI increased 47.6% compared to 2017, while the WPI increased 73.5% compared to 2017. Additionally, in 2018, the CPI increased, 1.8%, 2.4%, 2.3%, 2.7%, 2.1%, 3.7%, 3.1%, 3.9%, 6.5%, 5.4%, 3.2% and 2.6% in January, February, March, April, May, June, July, August, September, October, November and December, respectively, and the WPI increased 4.6%, 4.8%, 1.9%, 1.8%, 7.5%, 6.5%, 4.7%, 4.9%, 16%, 3.0%, 0.1% and 1.3% during the same months. During January and February 2019, inflation remained at high levels, where the CPI increased by 2.9% and 3.8%, respectively, on a month-to-month basis.

High inflation rates affect Argentina’s foreign competitiveness and social and economic inequality, negatively impact employment, consumption and the level of economic activity and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit. Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the Government measures to control inflation that are adopted, or that may be adopted in the future, may have. Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial condition and results of operations.

Inflation has, in the past, materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. Currently, Argentina faces inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. Increases in inflation rates could accelerate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by Argentina to control inflation may have.

As discussed elsewhere herein, given that the Argentine economy has been considered as hyperinflationary, the Company applied IAS 29 in their Financial Statements which requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measurement at the reporting date of the reporting period. See “—Presentation of Financial Information Financial—Statements and Basis of Preparation.”

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

The implementation in the future of exchange controls, restrictions on transfers abroad or capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy.

From 2011 until the Macri administration assumed office in December 2015, Argentina increased controls on the sale of foreign currency, limiting transfers of funds abroad. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by Argentine tax authorities or the BCRA, the measures taken by the previous administration significantly curtailed access to the foreign exchange market by individuals and private sector entities. These measures included informal restrictions, which consisted of de facto measures restricting local residents and companies from purchasing foreign currency through the foreign exchange market to make payments abroad, such as dividends and payment for the importation of goods and services. Since assuming office, the Macri administration has gradually implemented a series of reforms related to the foreign exchange restrictions in order to provide greater flexibility and access to the foreign exchange market.

In September 2018, the BCRA established a new monetary policy with the aim of reducing the inflation rate. The BCRA committed not to increase the monetary base until June 2019 and defined the ranges for an intervention zone and a non-intervention zone applicable to the exchange rate through the end of 2018. On October 2018, the lower limit of the non-intervention zone was established at an exchange rate of Ps.34 per U.S.$1.00 and the higher limit was set at Ps.44 per U.S.$1.00, with a daily adjustment of 3% per month through the end of 2018. If the exchange rate rises above the maximum or falls below the minimum values of the area of intervention, the BCRA will purchase or sell foreign currency in an amount of up to U.S.$50 to U.S.$150 million per day, respectively. Within the non-intervention zone, the exchange rate fluctuates freely. During the last quarter of 2018, the exchange rate has remained within the non-intervention zone, although approaching the lower limit.

On December 5, 2018, BCRA established that the limits of the non-intervention zone will be updated daily at a monthly rate of 2% between January 1 and March 31, 2019. On March 14, 2019, BCRA announced that the new limits of the non-intervention zone for the second quarter of 2019 will be updated daily at a monthly rate of 1.75%. Likewise, this new monetary policy scheme is consistent with the goals of the Ministry of Finance of achieving a primary fiscal balance in 2019, and a surplus in 2020. For its part, BCRA will not carry out further transfers to the Treasury, thus eliminating this source of monetary issuance and reinforcing the BCRA’s commitment to decreasing inflation over time. As of March 28, 2019, the peso was valued at Ps.43.59 per U.S.$1.00, an increase of approximately 15.3% compared to December 31, 2018. The intention of the BCRA is to avoid excessive fluctuations of the exchange rate. The success of these measures is subject to uncertainty and the continued depreciation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations.

In the future, Argentina could impose new exchange controls, transfer restrictions, requirements to repatriate funds from abroad or restrictions on the movement of capital and take other measures in response to capital flight or a significant depreciation of the peso, which could limit access to the international capital markets. Such measures could undermine Argentina’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business.

Notwithstanding the measures adopted by the Macri administration, which lifted exchange and capital controls, Argentina could impose further exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation or appreciation of the peso, which could negatively affect Argentina’s economy. This is a particular risk in the context of the upcoming elections.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences to our business. A substantial increase in the value of the peso against the U.S. dollar could also present risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments. Between 2011 and December 2015, the Government strengthened exchange controls in response to an increase of capital outflows as compared to inflows and to a drop in the commercial surplus. However, these controls were not able to prevent the decrease of the international reserves of the BCRA between 2012 and 2015. In the past, a decrease in the BCRA’s reserves resulted in Argentina being vulnerable to inflation and external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

After several years of moderate fluctuation in the exchange rate, on December 17, 2015, Macri’s administration implemented certain measures including the lifting of most of the foreign exchange controls. As a result, the official exchange rate published by Banco Nación increased from Ps. 9.83 per U.S. dollar on December 16, 2015 to Ps. 13.95 per U.S. dollar on December 17, 2015. After these measures were taken, the value of the Argentine peso could freely fluctuate against the U.S. dollar. The period-end exchange rate published by Banco Nación for the years 2016 and 2017 was Ps. 15.8900 and Ps. 18.6490 per U.S.$ 1.00, respectively.

Subsequently, in May 2018, the Argentine peso experienced a rapid devaluation against the main foreign currencies, particularly the U.S. dollar. As a result of the greater volatility of the peso, the Government announced several measures to restore market confidence and stabilize the value of the Argentine peso. In this regard, on December 31, 2018, the exchange rate of the U.S. dollar increased by 102.1%, from Ps. 18.649 to Ps. 37.7. As of December 31, 2018, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was U.S.$ 546.3 million.

Further depreciation of the peso against the U.S. dollar would likely result in a material adverse effect on our business because of our exposure to financial debt in U.S. dollars. In addition, future devaluations could result in high inflation, reduce real wages and adversely affect the Government’s ability to honor its foreign debt obligations. On the other hand, significant appreciation of the peso could harm the competitiveness of companies domiciled in Argentina and lead to reduced exports.

A lack of a transparent and rigorous framework for awarding and managing public contracts in Argentina and corruption allegations have affected and continue to affect Argentina.

Argentina is ranked 85 out of 180 in Transparency International’s 2018 Corruption Perceptions Index and 117 of 190 in the World Bank’s Doing Business 2018 report. As of the date of this Annual Report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including one of the largest investigation known as the Notebooks Investigation (Los Cuadernos de las Coimas) (the “Notebooks Investigation”). Numerous former members of different agencies of Argentina as well as senior officers and owners of companies holding government contracts or concessions have confessed to committing allegedly prohibited acts or have faced or are currently facing allegations of corruption and money laundering as a result of the Notebooks Investigation. Certain former government officials have confessed or are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. The proceeds from these kickbacks allegedly financed the political campaigns of political parties forming the previous government led by former Presidents Nestor Kirchner and Cristina Fernandez de Kirchner. In addition, these funds were unaccounted for or not publicly disclosed and were allegedly used to personally enrich certain individuals. Several senior politicians, including former members of the Argentine Congress, the former Vice President of Argentina and high-ranking executives and officers and owners of major companies in Argentina have been arrested on account of various charges relating to corruption, have entered into agreements with prosecutors (Acuerdos de Colaboración) to confess and/or provide sensitive information in exchange for a possible reduction of sentences upon conviction, and have resigned or been removed from their positions. The potential outcome of the Notebooks Investigation as well as other ongoing corruption and money laundering investigations is uncertain, but the Notebooks Investigation has already had an adverse impact on the image and reputation of those companies whose owners or officers have been implicated, and more generally on international investors’ perception of the Argentine economy, political environment, capital markets and the infrastructure sector in Argentina.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions, enhancing the integrity of public officials and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as they would be subject to legislative support or resistance from opposition parties, as well as independent review by the judicial branch.

There cannot be any assurance that the implementation of these measures by Argentina will be successful or even sufficient in strengthening Argentina’s institutions, enhancing the integrity of public officials, stopping institutional deterioration and preventing corruption. We cannot control or predict whether such investigations or allegations will lead to further political or economic instability or whether new allegations against government officials, members of the Argentine Congress, judges or owners or officers of other companies will arise, nor can we predict the outcome of any such allegations and their effect on the Argentine economy, which may be adverse.

Government intervention in the Argentine economy could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

In addition to the economic factors described above, our business and operations have been, are and could in the future be affected by actions taken by the Government through the implementation of new or amended laws and regulations, such as: nationalizations, expropriations, forced divestiture of assets, amendments, renegotiation or revocation of a license, restrictions on production, imports and exports, exchange and/or transfer restrictions, including those relating to dividend payments, direct and indirect price controls, tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges, cancellation of contractual rights and delays or denials of governmental approvals.

Prior to the Macri administration, the Government increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. Although Macri’s administration has reversed some of these measures, there is no guarantee that this trend will continue.

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) to be managed by the Administración Nacional de la Seguridad Social (“ANSES”). Purchases of debt and equity instruments that previously could be placed with pension fund administrators are now entirely subject to the discretion of ANSES. ANSES is entitled to designate government representatives to the boards of directors of these companies. ANSES currently holds 23.1% of our outstanding capital stock and has two representatives in our Board of Directors. On July 25, 2012, the Executive Branch issued Decree No. 1,278/12, which governed FGS representatives’ role in companies in which FGS had participation. For additional information regarding rules and regulations that govern our relationship with FGS see “Item 7. Major Shareholders and Related Party Transactions.”

In May 2012, the Argentine Congress passed Law No. 26,741, which declared hydrocarbons, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the necessary measures to achieve such goals. Law No. 26,741 expropriated 51% of the shares of YPF S.A. (“YPF”), formerly known as Repsol YPF S.A. (“Repsol YPF”). Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation and promote sustainable growth. For example, if we are not permitted to pass increases in the costs of our services and labor along to customers through tariffs, which we charge due to the imposition of price controls, those costs could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. See “—Risks Relating to Our Business— Failure or delay in the implementation of anticipated tariff increases could have a material adverse effect on our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our natural gas transportation business segment.”

In the past the Government has also adopted numerous measures to directly or indirectly control the access by private companies and individuals to foreign trade and foreign exchange markets, such as restricting free access to these markets and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports. These regulations prevented or limited us from offsetting the risk derived from our exposure to the U.S. dollar.

In 2012 and again in 2013, the Argentine Congress established new regulations providing increased intervention in the capital markets by the Government. On May 9, 2018, the Macri administration approved an amendment to the Law of Productive Financing No. 26,831, including amendments to the Capital Markets Law of Argentina, which would, among other things, limit the scope of intervention by the CNV in public companies (see “Item 3. Key Information—D. Risk Factors— The impact of reforms and measures taken by the Government to reactivate the economy is uncertain— Bill for the development of the capital market of Argentina”).

A low-growth and high-inflation rates scenario continues and is likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Government in regulatory matters and challenging conditions in the international economy. We can offer no assurance that policies implemented by the Government will not adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Argentina is an emerging market economy that is highly sensitive to local political developments that have had an adverse impact on the level of investment in Argentina and the access of Argentine companies to the international capital markets. Future developments may adversely affect Argentina’s economy and, in turn, our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

Even though the Macri administration has taken several measures that have had the positive effect of lifting most exchange controls in Argentina, we cannot provide any assurance that we will be able to access foreign exchange markets or that these measures will not cause fluctuations in the value of the peso. The setting of certain exchange controls and other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. For additional information on developments relating to exchange controls, see “Item 10 – D. Additional Information—Exchange Controls.”

The Argentine economy may be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners and emerging markets. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, economic slowdowns, especially in Argentina’s major trading partners, led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

The economy in Brazil, one of the main import and export markets for Argentina, experienced rising negative pressure because of political uncertainty, including the removal from office of the President Dilma Rousseff and the fallout from the continuing investigation into the Lava Jato corruption scandal. After two years of retreat, in 2017 the Brazilian economy grew by 1% and 1.3% in 2018. Additionally, during 2017 the country continued to suffer a political and institutional crisis that included new requests for impeachment of former President Temer and general strikes against the reforms imposed by the government. In the presidential elections of October 28, 2018, Jair Bolsonaro of the Social Liberal Party was elected and took office on January 1, 2019. Argentine foreign trade is highly dependent on the Brazilian economy; thus, a poor performance of Brazil’s economy could lead to the deterioration of Argentina’s trade balance. Additional Brazilian political and economic crises could negatively affect the Argentine economy.

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

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. On March 29, 2017, UK Prime Minister Theresa May triggered the Brexit process. As of the date of this Annual Report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. The results of the United Kingdom’s referendum and the initiation of the Brexit process have caused, and are anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations. The United Kingdom’s general election on June 8, 2017, left the conservative party without a majority, increasing the uncertainty surrounding Brexit and the chance to reach a deal with the European Union by 2019.

At the end of 2015, the U.S. Federal Reserve began increasing its reference interest rate following more than five years of an interest rate close to zero, moving away from its post-2008 crisis stimulus campaign. In September 2018, the U.S. Federal Reserve increased the federal funds interest rate by a quarter point (it set the repo rate at 2.0% and the interest on excess reserves at 2.25%, the highest range in more than a decade) and indicated that this is part of a broader plan to increase rates in order to control inflation in the United States. This may attract investors to invest in the U.S. and consequently may make investment in other international markets, such as Argentina, less attractive to investors.

In addition, the current United States presidential administration has created uncertainty regarding United States policies related to trade, tariffs, immigration and foreign affairs. This uncertainty has generated instability and adversely affected Argentina’s economy. Any changes in United States trade policy could trigger retaliatory actions by affected countries and trading blocs, including China and the European Union, resulting in “trade wars,” increased costs for goods exported to the United States and additional volatility and instability globally.

Furthermore, on February 5, 2018, Jerome H. Powell took the oath of office as Chairman of the Board of Governors of the Federal Reserve System, succeeding Janet L. Yellen. Mr. Powell has expressed his intention to continue with the policy of the Federal Reserve System to gradually raise interest rates as the economic conditions in the U.S. improve and adjust the strategy depending on how the economy performs. If the U.S. economy continues to be perceived as gaining momentum, the recent U.S. tax overhaul by the Trump administration, which slashed the corporate income tax rate and cut personal income tax rates, could cause an economy that may be nearing full capacity and prompt the Federal Reserve System to become more aggressive than anticipated in its course of interest rate hikes. The Trump administration recently issued tariffs on certain products, altering the international trade environment, which, combined with the increase in the U.S. reference interest rates, has created additional volatility in the U.S. and the international markets.

More recently, the announcement of sanctions against Turkey by the U.S. caused a deterioration in the economic conditions of certain emerging countries. The fall of the Turkish lira, which depreciated approximately 40% in 2018, dragged down the price of the currencies of emerging countries, including Argentina, taking the country risk above 700 points and increasing uncertainty on the performance of the economy and the ability of Argentina to access the international credit market that allows it to comply with its financing program.

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

Certain economic policies of the former government administration in Argentina, including foreign exchange restrictions, led in the past to a reduction in exports and foreign direct investments, to a decline in national tax revenues and to the inability to access international capital markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by the government in the future or by events in the economies of developed countries or in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

After almost 15 years of litigation, and following the beginning of Mr. Macri’s administration, in February 2016, Argentina negotiated and reached settlement agreements with almost all of its holdout creditors.  As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal Laws No. 26,017 (known as Ley Cerrojo) and 26,984 (known as Ley de Pago Soberano), which prohibited Argentina from offering to the holdouts better conditions than those offered in the debt swaps of 2005 and 2010. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to U.S.$12.5 billion to repay the holdouts. After issuing U.S.$16.5 billion of new bonds to international investors, on April 22, 2016, Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

However, even though Argentina has successfully accessed the international capital markets since the settlement, there continues to be a risk that the country will not attract the foreign direct investment and financing needed to restart the investment cycle and achieve sustainable rates of economic growth. If that occurs, Argentina’s fiscal condition could be adversely affected, which could lead to more inflation and undermine the government’s ability to implement economic policies designed to promote growth. The difficulty of sustaining economic growth over time with reasonable price stability could result in a renewed episode of economic instability.

In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government in 2002 do not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina. Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (UNCITRAL) and under the rules of the International Chamber of Commerce. Several awards have been issued against Argentina and several cases are still ongoing.

One of the main elements of Argentina’s revised economic plan by the IMF is about fiscal policy; the IMF authorities are fully committed to reducing the federal government’s financing needs and placing public debt on a firm downward path. They aim to strengthen the country’s fiscal position by achieving a primary balance in 2019 and primary surpluses starting in 2020. To this end, the government is seeking support in the Argentine Congress for revenue-enhancing and cost-cutting measures that include introducing taxes on exports, increasing the wealth tax, scaling back inefficient energy subsidies, reprioritizing capital spending and improving the structure of federal transfers to provinces.

Past situations, such as the lawsuits with creditors that did not accept the debt exchange, the claims before the ICSID, and the economic policy measures adopted by the Government or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

A sustained deterioration in the terms of trade given a decline in the global prices for Argentina’s main commodity exports or an increase in the global prices for Argentina’s main commodity imports, as well as adverse weather conditions affecting the production of Argentina’s main commodity exports, could have an adverse effect on Argentina’s economic growth.

High commodity prices have contributed significantly to an increase in Argentine exports, which has in turn led to an increase in government revenues received from export taxes. However, the reliance on the export of certain commodities, such as soy, has made the Argentine economy vulnerable to fluctuations in commodity prices, and, consequently, the Argentine economy could be adversely affected if trading conditions decline.

In addition, adverse weather conditions, such as floods or droughts, could affect the production of the main agricultural commodities produced by Argentina, which account for a significant portion of its export revenues. Moreover, higher oil prices could lead to an increase in government expenditures. The drought experiences during the summer months of 2018 dramatically reduced the yield from Argentina’s soybean crop. These circumstances could have a negative impact on Argentina’s economy.

High public expenditures could result in longstanding adverse consequences for the Argentine economy.

In recent years, Argentina has substantially increased public expenditure. The primary fiscal balance could be negatively affected in the future if public expenditure continues to increase at a rate higher than revenues due to, for example, social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transportation sectors. Further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets.

In connection with the agreement entered into with the IMF in 2018, the Macri administration has committed to address fiscal solvency and, thus, has undertaken steps to curb the fiscal deficit by reducing gas and transport subsidies and other expenses. However, these policies have led to higher prices and thus had a negative impact on consumer purchasing power. The implementation of similar measures in the future by the current or a subsequent administration could also have negative effects. Furthermore, the federal government’s primary fiscal balance could be negatively affected if public expenditure increases faster than revenues in the future. Moreover, weaker fiscal results in Argentina than those envisaged could have a material adverse effect on Argentina’s economy.

Any downgrade in the credit rating or rating outlook of Argentina could impact the rating of our securities or adversely affect the market price of our securities.

Argentina’s long-term debt denominated in foreign currency is currently rated “B2” by Moody’s, “B” by S&P and “B” by Fitch. Although Moody’s currently maintains a stable outlook, on November 7, 2018, Fitch revised its outlook of Argentina’s long-term and short-term sovereign credit rating from stable to negative, primarily as a result of the sharply weaker economic activity and uncertain prospects for multiyear fiscal consolidation and market financing availability as IMF funds are used up, posing risks to sovereign debt sustainability. In addition, on November 13, 2018, S&P downgraded Argentina’s long-term and short-term sovereign credit ratings from “B+” to “B,” primarily as a result of an erosion of the Argentine debt profile, the economic growth trajectory and the dynamics of inflation against the backdrop of the implementation of a challenging economic adjustment program. There can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect on the rating of our securities or adversely affect the market price of our securities.

Risks Relating to Our Business

Failure or delay in the implementation of tariff increases could have a material adverse effect on our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our natural gas transportation business segment.

All of our net revenues from the natural gas transportation public service (which represented 45.4% of total net revenues during 2018) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency Law, our tariffs were stated in U.S. dollars, adjusted on a semiannual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation and public service tariffs were converted into pesos and fixed at an exchange rate of Ps. l.00 per U.S.$l.00 even if the peso was devaluating significantly against the U.S. dollar.

Consistent inflation in Argentina since 2002, without any corresponding increase in our natural gas transportation tariffs until recently, has adversely affected, and sustained inflation would continue to adversely affect, our natural gas transportation revenues, net revenues and financial condition.

In addition, since 2002, the peso has fluctuated in value and generally depreciated against the U.S. dollar, adversely affecting our results and financial position. In particular, because all of our debt is denominated in U.S. dollars, significant devaluations of the peso may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

On March 30, 2017, ENARGAS issued Resolution No. 4362/2017 (“Resolution 4362”) which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. Pursuant to this resolution, we must also execute a capital expenditures program for a five-year period (from April 1, 2017 to March 31, 2022), which contemplates investments of Ps. 6,786.5 million (in nominal value at December 31, 2016, adjustable by the WPI) to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”). If we do not execute the Five-Year Plan in accordance with ENARGAS’s regulations, we will be subject to fines to be calculated on the value of the work pending execution.

On March 27, 2018, through Decree No. 250/2018 (the “Decree 250”), the Executive Branch ratified the tariff structure under Resolution 4362, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concludes the renegotiation process of our License with the Government which lasted more than 17 years.

In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff, which should be approved by ENARGAS evaluating the evolution of the economic circumstances, to reflect changes in WPI. On April 1, 2019 ENARGAS analyzed the evolution of the WPI adjustment index for the period August 2018 – February 2019 in order to establish the biannual adjustments applicable to our tariffs.

See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework” below for more information.

Additionally, there are several bills submitted to the National Congress by opposition deputies that require the tariff freeze until December 31, 2019. In the event that these projects prosper, our ability to receive tariff increases defined according to the RTI may be limited.

In the past, we have suffered from our inability to receive tariff increases, which meant deterioration of our financial and economic condition. Also, we have received insufficient tariff increases to compensate the increase in the inflation on our operating cost. Our inability to bill the increases, as it is stipulated in our License, in a timely manner, and to obtain future tariff adjustments in line with the increase in our costs could adversely affect our economic and financial condition. Moreover, the RTI process could result in the adoption of an entirely new regulatory framework for our business, with additional terms and restrictions on our operations and the imposition of mandatory investments. We also cannot predict whether a new regulatory framework will be implemented and what terms or restrictions could be imposed.

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

In recent years, the Government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. The Expropriation Law of Argentina has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Failure to maintain our relationships with labor unions may have an adverse effect on our business, financial condition, results of operations and prospects.

A significant portion of our workforce is represented by labor unions and the majority of our non-unionized employees have the same employment benefits as unionized employees. While we believe we have enjoyed satisfactory relationships with all of the labor organizations that represent our associates and we believe our relationships with labor organizations will continue to be satisfactory, labor-related disputes may still arise. In particular, labor lawsuits are common in the energy sector in Argentina, and industry-wide organized actions by unionized employees in the industry, such as blockages in the access to facilities and route cuts have occurred in the past. We have suffered interruptions as a result of our employees joining such organized activities. We cannot assure you that future business interruptions resulting from strikes and other organized activities by our employees would not have a significant adverse effect on our business, financial condition, results of operations and prospects.

The collective bargaining agreements with our unions are valid for one year. Currently, we are in the process of starting negotiations of the collective bargaining agreements that will be in effect from April 2019 to April 2020, but the status of these negotiations is uncertain.

However, we cannot assure you that we will not suffer business interruptions or strikes in the future as a result of collective actions by our employees. We have insurance that covers terrorism and organized actions against our assets, among others, for a total insured amount of U.S.$. 50,000,000 with a deductible per event of U.S.$. 500,000, but we cannot assure you that our insurance coverage will be sufficient to cover damages and losses caused by organized actions of our employees.

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

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Substantially all of our assets are located in Argentina.

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

The Government’s strategies, measures and programs with respect to the natural gas transportation industry could materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Since 1992 and after the privatization of several state companies until the economic crisis in 2002, the Government reduced its control over the natural gas transportation industry. After the economic crisis in 2002 and until the Macri administration took office, the Government increased its role in the energy sector implementing strict regulation and increasing its intervention. Intervention included the expansion of our pipeline and the interruption of natural gas firm transportation services (including the diversification of natural gas supply from our liquids processing plant located at General Cerri Complex, in the Province of Buenos Aires (“Cerri Complex”)).

Since 2002, the natural gas industry has experienced a sharp increase in demand, while the supply of natural gas has not been sufficient to meet this increased demand. Accordingly, the Government imposed certain restrictions on the business of companies engaged in the natural gas transportation industry.

Specifically, natural gas distribution companies, including the Company, were prohibited from passing through price increases to consumers. Producers of natural gas, therefore, had difficulty implementing wellhead natural gas price adjustments that would increase the costs of distribution companies, which caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production was not sufficient to meet the increasing demand. Likewise, until 2016, the lack of tariff adjustments for natural gas transportation companies caused transportation companies caused a decrease in the profitability of such companies.

In light of these events, the Government implemented a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs included, among others, the expansion of our pipeline through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). For more information on the pipeline expansions, please see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansion.” Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future, or even present, expansion projects will not have such adverse effects.

Government-mandated interruption of contracted firm transportation services.

In 2004, the Executive Branch issued Presidential Decree No. 181/04 directing the Federal Energy Bureau to have a system of priority pursuant to the demand of natural gas customers, regardless of whether those customers have contracted under a firm transportation contract or firm natural gas supply contract. Pursuant to ENARGAS Resolution No. 1,410/2010, due to the lack of sufficient natural gas provision, natural gas transportation service (including those with firm transportation contracts) may be interrupted and/or relocated in order to service priority demand customers.

On June 1, 2016, the former Ministry of Energy issued Resolution No. 89/2016, which requires ENARGAS to develop a procedure to amend and supplement ENARGAS Resolution No. 1,410/2010 and establish daily operating conditions of the transportation and distribution systems. It has also established a methodology to satisfy the demand of natural gas of those customers classified as “high-priority.”

On June 5, 2016, ENARGAS issued Resolution No. I/3833/2016 creating the “Supplementary Procedure for Gas Requests, Confirmations and Control.” According to this resolution, if any gas transportation and distribution company finds that the transportation capacity is not sufficient to supply priority demand customers, such company shall summon an emergency committee composed of company and ENARGAS representatives. This emergency committee shall determine adjustments to be made to the daily natural gas deliveries in order to address such shortage, considering the availability of natural gas and the demand of residential consumers and power plants.

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions in recent years, we cannot assure you that similar interruptions will not materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. As of the date of this Annual Report there are some unresolved disputes with one of our clients (Profertil S.A.), in respect of service interruptions between 2007 and 2013. In that action No. 306/2009 ENARGAS ruled in our favor finding that there was a shortage in the supply of natural gas. However, we cannot assure you that future interruptions of supply to our firm natural gas transportation clients will not lead to further legal action, which could have a significant adverse effect on our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

A significant portion of our revenues is generated under natural gas transportation contracts that must be renegotiated and/or extended periodically.

In 2018, 79% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2018, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 12 years; our long-term firm natural gas transportation contracts with our top five costumers had a remaining weighted average life of approximately 8 years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

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

If we are unable to renew, extend and/or replace these contracts, if we renew them on less favorable terms or if any such contract is terminated before the expiration of its term, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations may be negatively affected.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed transportation capacity; we could be unable to make such expenditures due to the lack of financing.

Resolution 4362 states that we must execute the Five-Year Plan involving capital expenditures of Ps. 6,786.5 million (in nominal value at December 31, 2016, adjustable by WPI) for the period from April 2017 to March 2022.

The natural gas transportation service is an activity involving significant amounts of capital expenditures in order to improve the operation and maintenance of the pipeline system. Incremental capital expenditures may be required to fund maintenance of our pipeline system. Furthermore, capital expenditures will be required to finance current and future expansions of our transportation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations may be adversely affected. In addition, our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Argentina’s past default and litigations with holdout bondholders may limit our ability to access international markets.”

Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. Despite the decline in 2015 and 2016 the volume of natural gas that has been produced from the Neuquina basin has increased.  Although production volume increased in recent years, it had previously decreased between 2009 and 2013 and it is possible that natural gas production will again decrease in the future, which would adversely affect our Liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of Liquids we produce.  In addition, the reduction in the production of natural gas could affect the flow of natural gas provided for our midstream services.

In 2018, 50.7% of the natural gas transported by our system originated in the Neuquina basin with the remainder primarily from the Austral basin. Since 2009, the quality and volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account reducing our profit from these activities. In addition, competition might affect the volume and quality (i.e., gas with lower liquids content) of natural gas arriving at the Cerri Complex.

In 2009, nonconventional natural gas was discovered in the Vaca Muerta field of the Neuquina basin by YPF. Exploration and exploitation of this natural gas reserve involved high extraction costs. Since the expropriation of YPF, the Government has played an important role in developing the Vaca Muerta field by signing agreements with foreign and local oil companies in order to develop an investment plan aimed at extracting shale gas, which could lead to an increase of the reserves in this basin. Because of the measures taken by the Government to ensure production levels throughout the country, during 2016 and 2015, natural gas production increased approximately 4.9% and 3.4%, respectively. However, in 2017 natural gas production slightly declined by 0.9% primarily as a result of the termination of certain incentive programs implemented by the Government pursuant to the Public Emergency Law. Finally, in 2018 natural gas production increased by 5.4% with respect to 2017.

We cannot assure you, however, that this new natural gas resource at the Neuquina basin, or any other measures taken by the Government to increase natural gas production and supply, will be successful in increasing Argentine natural gas reserves or production and if unsuccessful our midstream or Liquids production and commercialization businesses could be adversely affected.

Measures taken by the Government may have an adverse effect on the supply of natural gas to the Cerri Complex and the margins we are able to obtain from our Liquids business, which may adversely affect the results in our Liquids production and commercialization segment and, as a result, our overall business and results of operations.

Due to regulatory, economic and government policy factors, our domestic gasoline, diesel, natural gas and other fuel prices and related services have differed substantially from prevailing international and regional market prices for such products and services. Our ability to increase prices in connection with international price or domestic cost increases, including those resulting from the peso devaluation, has been limited from time to time. The prices that we are able to obtain for our products and services affect the viability of investments in expansion capacity and processing facilities and, as a result, the timing and amount of our capital expenditures for such purposes.

Although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, with the aim to give priority to domestic supply, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020, which set the framework by which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) may establish regulations to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SHR periodically publish reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

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

On the other hand, our Liquids business is highly dependent on the supply of natural gas to the Cerri Complex at reasonable prices that allows for reasonable profit margins. In past years, the Federal Energy Bureau increased the natural gas price paid by industrial users and increased the price at which we purchase natural gas to be processed in the Cerri Complex. For further information see, “Item 4. Our Information–Business Overview–Liquids Production and Commercialization.” Most recently, The Macri administration has taken several measures to guarantee the production of natural gas, especially after the development of Vaca Muerta formation.

During 2017 the Government initiated a convergence process of natural gas prices toward to international prices that finally occurred in October 2017 when prices were liberalized. However, during 2018, due to a combination of internal and external factors, the increase in natural gas and fuel prices has been significant what meant that the intended liberalization was not fully realized.

During 2018, the Government introduced several changes to the process by which the natural gas is acquired for the electric energy generators. Among them, modifications were introduced to the regulations through which Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), a government-controlled company, had to provide this supply to the power plants. Finally, on November 6, 2018, the Secretary of Energy issued Resolution No. 70/2018 which gave back to power generators the ability to purchase their own natural gas supply. Most of the power generator recovered the ability to do so, therefore, price of natural gas purchased under the bidding processes decreased further because of the competition for demand in the low consumption season and in an environment with oversupply and economic recession.

At the end of December 2018, the government decreased again the natural gas price reference for power generation based on the supply basin of origin. Some days later, CAMMESA called for another bidding process under the same conditions. This bidding process resulted in even lower natural gas prices for generation. However, this cannot be considered a parameter due to the conditions of the bidding.

The prices at which power plants or CAMMESA acquire natural gas can be considered a reference to determine the price of natural gas acquired as Shrinkage Gas (“RTP”) by us, that is why any additional increase in the costs of our Liquids production and commercialization segment may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

As described above, actions taken by the Government during winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, toward priority users, including residential customers. See “—The Government’s strategies, measures and programs with respect to the natural gas transportation industry, could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.” To a lesser extent, during the winter of 2016 and 2017, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market.

In addition, regarding natural gas producers, the Government has recently introduced measures to moderate the impact of fuel prices in the economy. The prices that natural gas producers are able to obtain for oil and natural gas affect the viability of investments in new exploration, development and refining and, as a result, the timing and amount of our projected capital expenditures for such purposes. Any diversion of the supply of natural gas from the Cerri Complex may require us to purchase natural gas from third parties to supply our Liquids business, which may result in increased costs. If we are unable to purchase natural gas from other sources, the volume of our Liquids productions may decrease.

Fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline may affect our Liquids business.

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline. As a result of the deterioration of our natural gas transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total net revenues between 2004 and 2017. Since 2009, the international market for Liquids generally has been favorable, driven by strong international prices for LPG and natural gasoline. However, in 2015, as a consequence of weaker demand from emerging markets as well as higher production levels and export capacity due to the development of shale gas fields in the United States of America, our average liquids sales prices were lower than the ones recorded previously.

Regarding energy prices, in 2018 oil price reached the highest level since November 2014, being at U.S.$75 per barrel in the month of October, as a consequence of Venezuela’s production collapse, unforeseen interruptions in supply from Canada and Libya and expectations of lower exports of Iranian oil due to United States sanctions. This situation positively impacted on the price of liquefied natural gas (“LNG”), which thanks to the sustained demand from China and India could stay at high levels for the greatest part of the year. In 2018, average international prices of propane, butane and natural gasoline recorded increases of around 14.2%, 9.9% and 24.6%, respectively.

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

At the beginning of 2015, to reduce the impact of the sharp decrease in the international reference prices for LPG and natural gasoline, the Government reduced to 1% the applicable rate of withholding tax for exports, maintaining the “sliding-scale” regime in case international prices were higher than a certain level set by the Federal Energy Bureau. This regime was in effect until January 7, 2017. Finally, on September 3, 2018, the Executive Branch issued Decree No. 793/2018, which set a new tax on exports framework.

For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

In addition, after the issuance of Resolution No. 1,982/11 and 1,991/11 (the “Gas Charge Resolutions”), the natural gas processing charge created by Decree No. 2,067/08 (the “Natural Gas Processing Charge”) increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid an adverse effect on our Liquids business, we initiated legal proceedings against Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and the former Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) as defendants.

On March 28, 2016, the former Ministry of Energy issued the Resolution 28, which instructs ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge since April 1, 2016. Since that date, we have not been required to pay for the Natural Gas Processing Charge. However, Resolution 28 did not invalidate the Natural Gas Processing Charge or Gas Charge Resolutions for the period in which it was in force, for which reason the judicial action is still ongoing. Finally, on March 26, 2019 we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree no. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions and Section 53 and 54 of Act No. 26.784 (General budget of the National Public Administration for the fiscal year 2013), as well as of any other act aimed at enforcing the Executive Decree no. 2067/08, and therefore declare invalid said regulations. On March 29, 2019 the National Secretariat of Energy appealed the judgment, which was granted on April 3, 2019. As of the date of this Annual Report, the case is pending judgment by the National Court of Appeals in Contentious Administrative. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

Any new regulations regarding the cost and availability of the natural gas used in the production of Liquids and the effect of the continuing decline or volatility in international prices of LPG or natural gasoline could cause our operating margins to drop significantly and materially adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, the Government could modify the current taxes and export/import regulations in a manner that could adversely affect our financial condition and results of operations.

Our ethane sales depend on the capacity of PBB Polisur S.A. (“PBB”), as the sole purchaser of our ethane production.

Between 2005 and 2015, we sold all our ethane to PBB under a long-term agreement that expired on December 31, 2015, which subsequently was renewed on an annual basis until May 1, 2018 and then on a monthly basis until September 6, 2018, the date on which we entered into a new agreement with PBB. The agreement is retroactive as of May 1, 2018 and will expire on December 27, 2027.

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

In addition, in recent years, PBB has suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not recur in the future or that PBB will be able to satisfy its obligations under the new purchase agreement.

The delay in the collection of our sales receivables with customers and/ or subsidies owed by the Government for the supply of LPG in the domestic market could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Our main natural gas transportation customers are natural gas distribution companies whose tariff increases are set in accordance with the renegotiation processes of their licenses. Also, in some cases, their collections may depend on governmental regulations requiring them to finance the collections of their customer or even to recover their receivables from the Government.

The failure of our clients recovering their receivables may cause them to incur delays or default in their payment obligations with us under our natural gas firm transportation contracts. In the future, we may be subject to delays in collections and payment obligations. We cannot assure you that our natural gas distribution customers in Argentina will not default or otherwise breach their obligations to us in the future, and therefore negatively impact our financial situation.

In addition, we participate in the programs created by the Government to guarantee the supply of LPG at reasonable prices in the domestic market. Participation in these programs implies that the Government must compensate us when resources are allocated to the domestic market instead of us. Over recent years, this compensation has been paid with significant delays.

During the fiscal years 2017 and 2018, we received the amount of Ps. 347.6 million and Ps. 406.7 million respectively, as subsidies of the programs mentioned above. Pursuant to the programs referred to above, as of December 31, 2018, the Government is required to pay to us Ps. 292.9 million.

If the SHR were (i) not able to pay or redeem such accrued compensation in cash or cash equivalents, or (ii) not able to make such payments or redemptions according to our estimated schedule, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations would be adversely affected.

Our failure to renew firm transportation contracts could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

We cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in our existing routes or by our current customers. We may not be able to renew some natural gas transportation contracts in light of the changes in supply of natural gas from the Neuquina basin. The terms of our gas firm transportation contracts vary based on different factors. If we are unable to renew our natural gas firm transportation contracts as they mature, our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations would be adversely affected. See “—Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.”

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

These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The breach of any of these covenants by us or the failure by us to meet any of these conditions could result in a default under any or all of such indebtedness. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions and the renegotiation of the public works and licenses process. In addition, if we are unable to generate sufficient cash flow from operations, we may be required to refinance outstanding debt or to obtain additional financing. We cannot assure you that a refinancing would be possible or that any additional financing would be available or obtained on acceptable terms.

Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.

As of December 31, 2018, our physical assets are insured for up to U.S.$. 2,163 million and for the loss of profit resulting from the material damages by an amount of U.S.$ 602.5 million, these coverages being subject to certain deductibles for both material damages and loss of profit.

We maintain insurance policies intended to mitigate our losses due to customary risks. These policies cover our assets against loss for physical damage and loss of revenue, and also third-party liability. However, we cannot assure you that the scope of damages suffered in the event of a natural disaster or catastrophic event would not exceed the policy limits of our insurance coverage. We maintain all-risk physical damage coverage for losses resulting from, but not limited to, earthquakes, fire, explosions, floods, windstorms, strikes, riots, mechanical breakdowns and business interruption. Our level of insurance may not be sufficient to fully cover all losses that may arise in the course of our business or insurance covering our various risks may not continue to be available in the future. In addition, we may not be able to obtain insurance on comparable terms in the future. We may be materially and adversely affected if we incur losses that are not fully covered by our insurance policies or if we are required to disburse significant amounts from our own funds to cover such losses.

Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

In addition to our employees, we rely on a number of third-party service providers to outsource certain services. We follow very strict policies to control the compliance by such third-party service providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies’ labor and social security obligations toward their own employees and employees of third-party service providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased, and in the event any third-party service provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third-party service provider to hold us liable for the payment of any labor and social security obligations defaulted by any such third party services provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the result of our operations.

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations in the event of an unfavorable ruling.

We are part of administrative proceedings and judicial claims, some of which have been pending resolution for several years. Our business may expose us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes and criminal prosecution, among other matters. In the context of these proceedings, we may be required to pay fines or money damages and we also may be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to estimate accurately the outcome of actual or potential litigation or proceedings. Although we may establish provisions, as we deem necessary, the amounts that we reserve could vary significantly from any amounts we actually pay due to the inherent uncertainties in the estimation process.

For additional information on the material proceedings in which we are involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.” Also see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Other Litigation—Arbitral Claim.”

Our operations are subject to environmental, health and safety regulations.

We operate an extensive network of natural gas pipelines, including numerous compressor plants, the Cerri Complex and the logistic and storage facilities of Puerto Galván. All these facilities are located throughout the territory of Argentina and are subject to federal and provincial laws, as well as to the supervision of governmental agencies and regulatory authorities in charge of enforcing environmental laws and policies. We operate in compliance with applicable laws and in accordance with directives issued by ENARGAS. For this reason, it is possible that we could be subject to controls, which could result in penalties imposed on us. We have implemented a system of safety, occupational health, environmental and quality controls, which are documented and monitored as part of our Integrated Management System certified in accordance with ISO standards 14,001 and 9001, and OHSAS 18001. However, we cannot assure you that these controls will be effective or that our time of response to incidents will be adequate.

In addition, future regulation may require us to comply with additional safety, occupational health, environmental and quality controls or standards. We cannot assure you that, in the future, additional regulation could be issued requiring us to make new investments in order to comply with such safety, health and environmental laws and regulations.

We may face competition.

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

Although the construction of gas processing plants upstream of the Cerri Complex requires significant investments, additional gas processing facilities may be constructed where, such as the MEGA plant, could result in lower volumes or inferior natural gas quality arriving at the Cerri Complex in the future. Therefore, the development of these new projects could adversely affect our revenues from Liquids production and commercialization services. In order to guarantee access to natural gas to be processed in the Cerri Complex we obtained the commitment of natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements.

Regarding our other services business segment, we operate in a market with strong participants, many of which may have extensive and diversified know-how or operating experience and financial resources similar to or significantly greater than ours. The natural gas industry in Argentina is going through an expansive stage, being a commitment of the Government for energy development. However, all future business that our competitors or we can develop will depend on the production of natural gas. The Government (or any other entity on its behalf) might not issue the necessary regulations to encourage natural gas producers to develop new projects to natural gas output.

As a result of the above mentioned, an increased number of competitors could reduce prices that could make the investments not profitable. In addition, an increase in competition could affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. This would adversely affect our business, results of operations and financial condition.

Additionally, our principal competitor in the gas transportation business is Transportadora de Gas del Norte S.A. (“TGN”). We compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time-to-time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy Argentina S.A.). We compete directly with TGN for the transportation of natural gas from the Neuquina basin to the greater Buenos Aires area.  In addition, in the future other participants may successfully penetrate our market and connect with our main customers which could affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Recently, the Secretary of Energy published the Resolution No. 82/2019 (the “Resolution 82”) which sets the terms and conditions for future tenders tending to increase the capacity of transport of natural gas. The construction of a new pipeline by a third party could affect our results of operations as the interruptible natural gas transport volumes and the availability of natural gas that arrives at the Cerri Complex for processing could be diminished.

Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

The credit ratings are assigned to us based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Government bonds and general views regarding the Argentine financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade, suspension or withdrawal in our credit ratings could result in, among other things, the following: (i) increased funding costs and other difficulties in raising funds, (ii) the need to provide additional collateral in connection with financial transactions, and (iii) the termination or cancellation of existing agreements.  As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.

We depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. Although we have extended our security policy to the industrial systems, reinforcing the defenses in case of denial of service and increasing the monitoring of suspicious activities, our technologies, systems, networks and those of our business associates are exposed to cyberattacks and other cybersecurity incidents in the normal course of business, which could lead to disruptions in critical systems (such as our electronic flow measurement (“SCADA/EFM”) system and distributed control systems), the unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations.

Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services. Therefore, if information security is breached, or if one of our employees or external service providers breaches compliance procedures, information could be lost or misappropriated, which may affect us, damage others or result in potential litigation.

There has recently been an increased level of attention focused on cyberattacks against large corporations that include, but are not limited to, obtaining unauthorized access to digital systems for purposes of misappropriating cash, other assets or sensitive information, corrupting data, or causing operational disruption. Cybersecurity incidents, such as computer break-ins, “phishing,” identity theft and other disruptions, could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us in excess of insurance coverage and may cause existing and potential customers to refrain from doing business with us.

In addition, the methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect, thus certain cyber incidents, such as surveillance, may remain undetected for an extended period. To our knowledge, we have not experienced any material losses relating to cyberattacks; however, as cyber-attacks continue to evolve, there can be no assurance that we will not suffer any cyberattack in the future thus affecting our operations and/or our financial condition.

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

Our natural gas transportation systems and processing facilities are at risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to comply with our contracts with customers.  Any unplanned unavailability of our natural gas transportation systems and processing facilities may adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations, as we may be subject to fines or penalties under our contracts with customers.

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks.

Our transportation systems and processing facilities or the third-party infrastructure that we rely on, may be damaged by flooding, fires and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand as a result of catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be a significant time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry nonrecoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could adversely affect the demand of natural gas by some of our customers and of consumers generally in the affected market. Some of these considerations, among others, could materially and adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Shares and ADSs

Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs represented by American Depositary Receipts (“ADRs”). Exchange controls imposed by the Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders’ ability to receive cash dividends in U.S. dollars.

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

As of the date of issuance of this Annual Report, our controlling shareholder is CIESA, which holds 51% of the common stock. FGS holds 23.1% of our common stock. Local and foreign investors hold the remaining ownership of our common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is Pampa Energía and whose beneficiary is Petrobras Hispano Argentina S.A. (“Petrobras Hispano Argentina”), a wholly owned subsidiary of by Pampa Energía) (the “CIESA Trust”), who has a trust shareholding of 40% of the share capital of CIESA, and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by the Sielecki family; “GIP”), and PCT L.L.C. (“PCT”), which directly and together with WST S.A. (member of Werthein Group, “WST”) indirectly through PEPCA S.A. (“PEPCA”) hold a 50% of the shareholding in CIESA.

We cannot assure you that the interests of our principal shareholders will not diverge from interests of our other investors. See “Item 7. Major Shareholders and Related Party Transactions.”

Sales of a substantial number of shares could decrease the market prices of our shares and the ADRs.

CIESA holds 51% of our Class A shares. Pursuant to the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), CIESA may not reduce its shareholding below 51% of our share capital without the competent authorities’ approval. The market prices of our common shares and ADR could decline as a result of sales by our existing shareholders, such as the ANSES, or of any other significant shareholder of common shares or ADRs in the market, or the perception that these sales could occur.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our By-laws, the General Companies Act and Law No. 26,831, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

As a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act, including rules regarding proxy statements and short-swing profits.  We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares or ADSs.

Pursuant to the Law 26,893, the sale, exchange or other transfer of shares and other securities is subject to capital gain tax at a rate of 15% when the purchaser and the seller are not Argentine residents. When both the purchaser and the seller of our Class B Shares or ADRs are non-residents, the purchaser is required to pay the capital gains tax in addition to the purchase price of the Class B Shares or ADSs. In addition, if the purchaser is legally liable for capital gain taxes in Argentina, then the purchaser will likely not be entitled to receive any tax credit in the United States in respect of the payment of any such taxes.

On December 29, 2017, the Macri Administration enacted, through Decree No. 1112/2017, the Tax Reform. The Tax Reform establishes that only the results from sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares that are carried out through stock exchanges or stock markets authorized by the CNV under conditions that guarantee the principle of price/time priority of the offers obtained by individuals and undivided estates resident in Argentina shall be exempted.

The foregoing exemption shall also be applicable to foreign beneficiaries to the extent that said beneficiaries do not reside in and the funds do not come from non-cooperative jurisdictions. The Decree No. 279/2018 provides that until the decree of the Income Tax Law of Argentina regulates the definition of non-cooperative jurisdiction, the white list established in the Decree No. 589/2013 (dated 05/27/2013) will be applicable to determine if a jurisdiction is non-cooperative jurisdiction.

The Tax Reform also establishes an exemption for such foreign beneficiaries on the sale of share certificates issued abroad that represent shares issued by Argentine companies and has been granted with a public offering authorization granted by the CNV (i.e., ADRs). The exemptions will only apply if the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating” jurisdictions.

Pursuant to Decree No. 279/2018, if the foreign beneficiary resides in a non-cooperative jurisdiction or the funds come from a non-cooperative jurisdiction, the capital gains tax rate is 35%.

Whereas, previously, if the sale was carried out between non-Argentine residents the non-Argentine resident purchaser was responsible for paying the tax when the seller was a non-resident, currently it is the seller, through their legal representative domiciled in Argentina, who is responsible for paying the tax, except when the purchaser is a resident individual or legal entity. If the seller does not have a legal representative, the tax should be paid by the seller according to Decree No. 279/2018.

Further rulemaking or interpretation of the amended income tax law by the Argentine tax authority may adversely affect the tax treatment of our Class B Shares or ADSs.

Holders of ADRs may be unable to exercise voting rights with respect to our Class B shares underlying the ADRs at our shareholders’ meetings.

We will treat the Depositary for all purposes as the shareholder with respect to the shares underlying your ADRs. As a holder of ADRs representing the ADRs being held by the Depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to our Class B Shares represented by the ADRs only in accordance with the Deposit Agreement. There are no provisions under Argentine law or under our By-laws that limit the exercise by ADR holders of their voting rights through the Depositary with respect to the underlying Class B Shares. However, there are practical limitations on the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADR holders may be unable to exercise voting rights with respect to our Class B Shares underlying the ADRs as a result of these practical limitations.

Holders of ADRs may be unable to exercise preemptive, accretion or other rights with respect to the Class B shares underlying your ADSs.

Holders of ADSs may not be able to exercise the preemptive or accretion rights relating to the shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, holders may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class B Shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the General Companies Act, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Corporations (Inspección General de Justicia or the “IGJ”) in order to exercise certain shareholder rights. Voting rights in a Shareholder meeting can be exercised through duly instituted agents, as it is regulated by Law No. 26,831. If you own our Class B Shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class B Shares may be limited.

The NYSE and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist our ADSs and common shares, respectively, upon occurrence of certain events relating to our financial situation.

The NYSE and/or the BYMA may suspend and/or cancel the listing of our ADSs and common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to our financial situation.

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts. Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,” “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.”

We cannot assure you that the NYSE and/or BYMA will not commence any suspension or delisting procedures. A delisting or suspension of trading of our ADSs or common shares by the NYSE and/or BYMA, respectively, could adversely affect our results of operations and financial conditions and cause the market value of our ADSs and common shares to decline.

The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. Such factors include:

•	fluctuations in our periodic operating results;

•	changes in financial estimates, recommendations or projections by securities analysts;

•	changes in conditions or trends in our industry;

•	events affecting equities markets in Argentina;

•	legal or regulatory measures affecting our financial conditions;

•	departures of management and key personnel; or

•	potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

The stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially adversely affect the market price of our Class B Shares and the ADSs, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in Argentina, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our Class B Shares and the ADSs. In particular, currency fluctuations could impact the value of an investment in Argentina. Although our ADSs listed on the NYSE are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

For example, due to various factors (including, but not limited to, the abrupt variation in the exchange rate in Argentina) prices of equity securities in Argentina decreased substantially in 2018, which prompted investors to dispose of their investments in Argentina resulting on further downward pressure on the price of equity securities. Future sales of substantial amounts of our Class B Shares and ADSs, or the perception that such future sales may occur, may result in additional pressure to the price of our Class B Shares and ADSs. Also, future sales of treasury shares, may also have a negative impact on the price of our Class B Shares and ADSs.

Following periods of volatility in the market price of a company’s securities, that company may often be subject to securities class-action litigation. This kind of litigation may result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, results of operations and financial condition.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.

If the peso exchange rate falls relative to the U.S. dollar, the value of the ADSs and any distributions made thereon from the depositary could be adversely affected. Cash distributions made in respect of the ADSs may be received by the depositary (represented by the custodian bank in Argentina) in pesos, which will be converted into U.S. dollars and distributed by the depositary to the holders of the ADRs evidencing those ADSs if in the judgment of the depositary such amounts may be converted on a reasonable basis into U.S. dollars and transferred to the United States on a reasonable basis, subject to such distribution being impermissible or impracticable with respect to certain ADR holders. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to the ADSs.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 91% of the aggregate market capitalization of the BYMA as of December 31, 2018. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

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

Our legal name is Transportadora de Gas del Sur S.A. We are a limited liability company (sociedad anónima), incorporated under the laws of Argentina on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar.

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering, as of December 31, 2018, 59.5% of the total natural gas transported in Argentina, through 5,706 miles of pipeline, of which we operate 4,745 miles on an exclusive basis pursuant to the License (the “Natural Gas Transportation”). We operate the remaining 961 miles, which are owned by the Gas Trusts, and receive compensation based on a regulated tariff. Our transportation system connects the Neuquén, San Jorge and Austral basins, the mayor natural gas field located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. Substantially all of our transportation capacity, approximately 2.9 of our aggregate transportation capacity as of December 31, 2018, is subscribed for under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our natural gas transportation business is regulated by ENARGAS, and revenues from this business represented 45.4%, 37.4% and 28.4% of our total net revenues for the years ended December 31, 2018, 2017 and 2016, respectively.

We conduct our natural gas transportation business pursuant to the License, which is currently scheduled to expire in 2027 and which is extendable for an additional ten-year period at our option if certain technical conditions described in the License are met. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch for the extension of our License. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law No. 24,076 (the “Natural Gas Law”), related regulations and our License, the extension should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not met the technical conditions referred to above and, therefore, that the extension of the License should not be granted. To the extent that we were found not to have satisfied the conditions described above or chose not to seek the extension of our License, we would be entitled to certain specified compensation. See “—Certain Restrictions with Respect to Essential Assets” below.

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

The map below illustrates natural gas pipeline system in Argentina as of December 31, 2018:

For additional information regarding our property, plant and equipment, see “—D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids production and commercialization business represented 48.8%, 56.0% and 64.2% of our total net revenues during the years ended December 31, 2018, 2017 and 2016, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunication services. Aggregate net revenues from our midstream and telecommunications business segment represented 5.8%, 6.6% and 7.4% of our total net revenues during the years ended December 31, 2018, 2017 and 2016, respectively.

Within the framework of the agreements signed with the former Ministry of Energy, Mining and Hydrocarbons of the province of Neuquén and Gas y Petróleo de Neuquén S.A. in April and November 2018, we are executing the construction works of a catchment and gathering pipeline and a natural gas conditioning plant in the Vaca Muerta field.

The Vaca Muerta system will have two gathering pipes: the first one will have an extension of 71 miles, a 36” diameter and a 1.2Bcf/d transportation capacity (the “Northern Section”) and the second of them with a 20 mile extension, a 30” diameter and a 882.3 MMcf/d transportation capacity (the “Southern Section”). The gas transported through this pipeline system will be treated at a new conditioning plant that we are building at Tratayén, Province of Neuquén with an initial capacity of 176.6 MMcf/d, which is foreseen to be expanded as the volumes of gas transported in the Vaca Muerta system increase.

The estimated initial investment is U.S.$ 260 million. Construction works of this project are expected to be completely concluded in the fourth quarter of 2019.

Controlling shareholders

Our controlling shareholder is CIESA, which holds 51% of our common stock. Other local and foreign investors hold the remaining shares of our common stock, including FGS, which holds 23.1% of our common stock. CIESA is under co-control of (i) Pampa Energía, which holds 10% of CIESA’s common stock, (ii) CIESA Trust, which holds 40% of the share capital of CIESA, and (iii) GIP and PCT, which directly and together with WST indirectly through PEPCA, hold 50% of the share capital of CIESA.

For additional information regarding CIESA’s current organizational structure, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Capital expenditures

From January 1, 2016 through December 31, 2018, our aggregate capital expenditures amounted to Ps. 11,667.2 million. Such capital expenditures include Ps. 5,948.8 million related to improvements to our gas transportation system, Ps. 1,129.3 million related to liquids production and commercialization activities and Ps. 4,589.1 million related to other services activities.

For the year 2016, certain capital expenditures of Ps. 1,429.7 million were financed through a financial leasing agreement entered into with Pampa Energía in August 2016. The purpose of this agreement was to finance the acquisition of property, plant and equipment located in the Río Neuquén field, which allowed us to expand our midstream services in such area.

For the years 2018 and 2017, capital expenditures mostly include works performed for the execution of the Five-Year Plan and the construction and ramping-up of the Northern Section and Southern Section of the Vaca Muerta Pipeline. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

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

Natural gas transportation services accounted for 45.4%, 37.4% and 28.4% of our total net revenues in the years ended December 31, 2018, 2017, and 2016, respectively. In 2018, 79% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2018, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 12,243.7 million, representing 79.2% of the total net revenues for the natural gas transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

Expansions of the system. In February 2017, the Ministry of Mines and Energy called for a national public tender for the purchase of pipelines to extend the natural gas network in some areas of the province of Santa Fe, the Patagonian Andes and the coast of the province of Buenos Aires. This tender consists of four projects that will require investments for a total of Ps. 4,078 million and will benefit 140,500 households. One of these projects is the extension of the Cordillerano gas pipeline, which will be connected to our gas pipeline system of TGS. The capacity expansion will be carried out from the two points that feed our system from the area called El Zorro and we will assume the role to audit the works executed. This project also includes the installation of the Río Senguer compressor plant in Neuquén.

Within this framework, we entered into a Transitional Union Agreement (“UT”) with SACDE Sociedad Argentina de Construccion y Desarrollo Estratégico S.A. (“SACDE”), a related company, for the purpose of participating jointly in the National Public Bid No. 452-0004-LPU17: Assembly of Pipes for the Construction of the Project “Expansion of the Natural Gas Transportation and Distribution System.” In this regard, the Ministry of Mines and Energy awarded to the aforementioned UT the construction of the Regional II-Recreo/Rafaela/Sunchales Regional Gas Pipeline. The construction works are expected to be completed in May 2019.

On September 5, 2018, through Resolution No. 125/2018 of the former Ministry of Energy, resolved to discontinue the execution of works under the “Northern Work Trust 2006-2008” and the “Southern Work Trust 2006-2008,” formed on December 6, 2006, under the regime of Decree No. 180/2004 of February 13, 2004 and Resolution No. 185/2004 of April 19, 2004 of the former MPFIPyS. Likewise, such resolution instructed Nación Fideicomiso (“NAFISA”) and TGN, as trustees, respectively, of the “Northern Work Trust 2006-2008” and of the “Ampliación Norte 2004-2005 Trust” to consolidate the assets of both, in the “Northern Work Trust 2006-2008,” to continue with the repayment of the contributions and pending investments, without prejudice to the rights of third parties. Also, such resolution instructed NAFISA and us, as trustees, respectively of the “Trust of South Work 2006-2008” and the “Trust Expansion South 2004-2005” to consolidate the assets of both in the “South Work Trust 2006-2008,” which will continue with the repayment of contributions and pending investments, without prejudice to the rights of third parties. Furthermore, it entrusts NAFISA to carry out the residual projects of the “Northern Work Trust 2006-2008” and of the “Southern Work Trust 2006-2008.” and to carry out the timely liquidation of the “Ampliación Norte 2004-2005 Trust” and the “Fideicomiso Ampliación Sur 2004-2005,” giving the former Ministry of Energy the appropriate authority in accordance with the provisions of Decree No. 180/2004 and Resolution No. 185/2004.

Resolution 82 set the guidelines that must be met for a tender to add natural gas transport capacity. Interested parties had time until April 8 to present projects and comments related to the initiative that will be used by the Executive Branch to draft the specifications and conditions for said tender. We have presented, upon expiration, the corresponding expression of interest that will allow the construction of a gas pipeline that connects the town of Tratayén, where we are currently developing the Northern and Southern projects of Vaca Muerta, with the province of Buenos Aires.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2018, our service area contains 6.2 million end-users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end-users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A.. These natural gas distribution companies serve, in the aggregate, 64.8% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2018, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (Bcf)	Volume of market served (in %)	No. of end-users (in millions)	Deliveries received from us (in %)
Metrogas (1)	252.9	22.6%	2.4	87%
Camuzzi Pampeana (1)	190.2	17.0%	1.4	98%
Camuzzi Sur	158.3	14.2%	0.7	100%
Naturgy Argentina (1)	123.0	11.0%	1.7	63%
		64.8%	6.2

(1)	Also connected to the TGN system. Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as at December 31, 2018, 2017 and 2016, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2018			2017		2016

	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
Firm:
Metrogas	590	3,894.5	590	1,912.7	639	1,157.4
Camuzzi Pampeana	558	2,838.0	558	1,384.4	516	657.8
Naturgy Argentina	417	2,323.9	364	1,009.9	357	510.7
Camuzzi Sur	388	582.2	388	288.2	388	109.0
Pampa Energía(1)	92	424.2	49	33.4	39	36.0
Others	840	2,180.9	844	1,203.3	837	517.3
Total firm	2,885.0	12,243.7	2,793	5,831.9	2,776	2,988.2

Interruptible and others:		3,218.4		1,624.1		1,174.0
Total	2,885.0	15,462.1	2,793	7,456.0	2,776	4,162.2

(1)
Until July 27, 2016, the average firm contracted capacity and the net revenues included Petrobras Argentina. From that date, as a consequence of the merger between Pampa Energía and Petrobras Argentina, includes the average firm contracted capacity and net revenues correspond exclusively to Pampa Energía.

In 2018 we carried out two open seasons that allowed the allocation of 10.8 MMcf/d of remaining capacity in the route Neuquén-Gran Buenos Aires, for a term of 35 years, and the allocation of incremental capacity — obtained through the execution of improvements works on the San Martin Pipeline — for 9.6 MMcf/d in the Tierra del Fuego–Buenos Aires route. The firm transportation service will come into effect as from January 1, 2019 for a period of 35 years.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2018, 2017 and 2016:

	For the year ended December 31,
	2018	2017	2016
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
Metrogas	487	533	544
Camuzzi Pampeana	371	378	371
Camuzzi Sur	244	247	240
Naturgy Argentina	223	208	229
Others	569	512	505
Subtotal firm	1,893	1,879	1,889
Subtotal interruptible	569	448	466
Total	2,462	2,327	2,355
Average annual load factor (1)	85%	83%	76%
Average winter heating season load factor (1)	98%	90%	93%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

Average daily injections from local producers to our system were 2,462 MMcf/d in 2018 and 2,327 MMcf/d in 2017, very similar to the 2,355 MMcf/d volume reached in 2016. Our efficient administration of natural gas dispatch, combined with the cooperative interaction among the different industry actors and the Government, coupled with a more intensive maintenance plan, allowed us to operate the pipeline in a manner that met the higher demand. During 2018, there were no restrictions to the supply of natural gas to the industrial and generation customers in order to re direct and target the fluid to the users considered to be priority, mainly residential, commercial and compressed natural gas stations.

Natural gas injections (Austral and Neuquina Basins)
MMcf/d
2,700.0
2,600.0
2,500.0
2,400.0
2,300.0
2,200.0
2,100.0
2,000.0
Jan
Feb
Mar
April
May
Jun
Jul
August
Sept
Oct
Nov
Dec
2018 Injection
2017 Injection
2016 Injection

Natural Gas Transportation System Improvements. In 2018, 2017 and 2016, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps. 2,539.7 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires area comprises the City of Buenos Aires and its surrounding area. One end of our natural gas transportation system (the “Buenos Aires ring”) is located in the greater Buenos Aires area, where we transfer natural gas for further delivery to major natural gas distribution companies. At the Buenos Aires ring, in the segment from General Rodríguez to General Pacheco, which runs through the most densely populated part of Argentina, we conducted thorough quantitative risk assessments and implemented measures designed to improve safety. Among the main works undertaken for such purpose are the installation of concretes labs, the signaling of the facilities and the odorization of natural gas. In the rest of the Buenos Aires ring, works were also carried out, including the installation of optical fiber for the detection of intruders in the section from Cañuelas to Ezeiza, the testing of the adequacy of casings in intersections, the inspection of the entire power tanks of valve actuators, among others.

In addition, after identifying population advances towards the pipeline section that passes through the outskirts of the city of Olavarría in the Province of Buenos Aires, we have started class location change works by means of the replacement of 2.5 miles long pipeline, which finalized in March 2019. All these works are made in order to guarantee community safety and keep expanding the scope of our services.

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

In 2018 and 2017, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenance, prevention and inspection works.

For example, we conducted integrity assessment tasks, such as magnetic in-line inspections along 740 miles of pipeline and direct assessment through Close Interval Survey (CIS) and Direct Current Voltage Gradient Survey (DCVG) techniques (sections with no scraper traps) over 114 miles of pipelines. These tasks have been conducted to identify, assess and control threats to pipelines integrity - such as external and internal corrosion, geometrical defects, manufacture and/or construction anomalies and recoating failures, among others.

With reference to our recoating program and in line with our commitment outlined in the Five-year Plan, in 2018 we successfully concluded 23 miles of recoating replacement works in several sections of the General San Martín Pipeline. This program, being the most relevant of the works involved in the RTI was the most important ever faced by us not only because of its economic scope but also due to the technical deployment it entails along three times as many kilometers as the average programs carried out over the last five years.

Moreover, in these works we have added (NDT) nondestructive testing such as magnetic particles and ultrasound testing for the identification of manufactured anomalies and stress corrosion cracking (“SCC”) in the body of pipeline, longitudinal weld seams and girth welds, by means of which we have been able to detect severe anomalies that could be removed through pipe replacement.

On the other hand, we conducted recoating works on surface facilities, reconditioning pipes buried in the Scraper trap in the south of the Buenos Aires province, to preserve the integrity of the facility and ensure the rendering of our services.

As part of the Stress Corrosion Cracking assessment and mitigation plan, we launched an inline inspection plan with “EMAT” technology to detect cracks over 865 miles of the General San Martín Pipeline, from Pico Truncado to General Cerri cities and two sections in Buenos Aires province. As of the date of issuance of this Annual Report, we have completed 340 miles of said inspection. .

On the other hand, pursuant to an analysis and planning performed by our Pipeline Integrity team, we conducted the assessment of 212 defects, including external corrosion defects, geometrical defects, anomalies in longitudinal or circumferential seams and SCC, which required immediate reparation through the installation of 26 reinforcement sleeves and pipe replacement over 309 meters.

On the subject of cathodic protection, to mitigate the advance of corrosion and improve reliability, we continued strengthening the system with the installation of 10 new units and the renewal of 23 obsolete facilities. Said measures were reinforced with the execution of a remote monitoring plan, which we started with the enhancement of 32 remote measurement units and the enlargement of 10 other units. Additionally, to guarantee the safety of our staff during field operations, we have grounded 25 cathodic protection units.

Pipeline Expansions. In light of the lack of expansion of the natural gas transportation system and of growing natural gas demand in all segments of the Argentine economy, the Government established in April 2004, through Decree No. 180/04, the framework to create the Gas Trusts  to support investments in the natural gas transportation and distribution systems. In addition, Resolution No. 185/04 issued by MPFIPyS sets the specific guidelines to develop such expansions under the framework of Decree No. 180/04. These vehicles enabled the financing of the expansion works mentioned below.

In 2005, the first Gas Trust was constituted to carry out the first expansion (the “First Expansion”). The First Expansion, completed in August 2005, was achieved through the construction of approximately 316 miles of pipeline and a compression capacity increase of 30,000 HP through the construction of a new compressor plant and the revamping of some existing units. The Gas Trust invested U.S.$311 million, which was repaid by applying 20% of the revenues generated by the additional firm contracted capacity plus a surcharge, which is ultimately paid by industries, power plants and CNG suppliers for whom gas transportation supply is made under firm contracts. We invested U.S.$40 million in the First Expansion (including Value Added Tax (“VAT”) in the amount of U.S.$7 million), which was recovered through our right to collect 80% of the revenues obtained from the additional transportation capacity based on our current tariff rate (but not to the extent of certain increased rates that may apply in the future).

In addition, in April 2006, the MPFIPyS, the Federal Energy Bureau and natural gas transporters, among others, signed a letter of intent to carry out the Second Expansion (the “Second Expansion”) which is significantly larger than the First Expansion. The Second Expansion increased the aggregate transportation capacity of our system by 378 MMcf/d. It involved the installation of over 708 miles of pipeline loops and 196,800 HP of additional power and the construction of a new pipeline in the Magellan Strait (the “New Magellan Strait Pipeline”), which permits the transportation of additional natural gas from the Austral basin. The New Magellan Strait Pipeline was completed in March 2010 and is 24 miles long.

Ownership of the works of the Second Expansion is vested in NAFISA and the investment is financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have subscribed to the additional capacity. The works are being repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we are in charge of their operation, maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement and the rendering of natural gas firm transportation services. In order to compensate us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006, we are paid a monthly CAU, which currently is lower than the transportation tariff. The CAU has resulted in increased fees and revenues in our natural gas transportation segment as the expansion works have become operational.

In May 2011, we received debt securities (valores representativos de deuda) from the Gas Trust, issued February 2010, which cancelled the account receivable related to services rendered for the 247 MMcf/d expansion works of the Second Expansion. These debt securities were issued in an aggregate principal amount of Ps. 48.1 million, amortize principal in 85 consecutive equal monthly installments, and bear interest at the Coeficiente de Estabilización de Referencia established by Decree No. 214/2002 (“CER”), or Reference Stabilization Ratio as published by the BCRA, plus a fixed spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we manage the operation of the assets associated with the Second Expansion. As compensation for these additional services, we received a total of Ps. 37 million for the 131 MMcf/d expansion works remaining to complete the Second Expansion, in addition to the debt securities received in May 2011. The amendment agreement provided for an advance payment equal to the 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. Those debt securities valued at Ps. 14.5 million (including accrued interest) as of December 31, 2018 are recorded in the “Other financial assets at amortized cost” caption in our Financial Statements. The securities are being amortized in 96 monthly, consecutive equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

On July 20, 2016, NAFISA notified us of the former Ministry of Energy’s decision to suspend works for the Second Expansion. We took measures for the collection of the amounts owed by NAFISA to us. Subsequently, on February 2017, NAFISA resumed repayment of the promissory notes it issued to us evidencing NAFISA’s payment obligations to us for the work we completed on the Second Expansion. During 2018, we did not have significant delays in the collection of these credits.

Technical Assistance Services Agreement. As part of its bid to purchase a 70% interest in us from the Government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with PEPCA (the “Technical Assistance Agreement”), an indirect, majority-owned subsidiary of Enron Corp. (“Enron”). The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year term and was assigned to Petrobras Argentina S.A. (“Petrobras Argentina”) as part of a master settlement agreement. Since July 2004, Petrobras Argentina was our technical operator and was in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards.

On July 27, 2016, Petrobras Argentina was acquired by Pampa Energía. For further information see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

With the prior approval of ENARGAS and our Board of Directors, in December 2017, we and Pampa Energía agreed to a technical, financial and operational assistance service agreement (the “SATFO”) for a three-year term, expiring on December 28, 2020. The SATFO substantially contains the same terms as the Technical Assistance Agreement, as amended. However, the scope of the contract was extended to include a greater number of services that Pampa Energía must render us. Any amendment, assignment or even termination of the SATFO has to be authorized by ENARGAS. Pursuant to the SATFO, the currency for the technical assistance fee paid to Pampa Energía is U.S. dollars. Our Audit Committee analyzed the SATFO and concluded that its price is on market terms.

The SATFO sets out the services to be provided by Pampa Energía to us, at the request of our Chief Executive Officer, in return for payment of a technical, financial and operational assistance fee paid on a monthly basis equal to the greater of (i) a fixed annual sum of U.S.$3 million or (ii) 7% of the amount obtained after subtracting U.S.$3 million from net income before interests and income taxes of the year.

For the year ended December 31, 2018, we recorded a charge of Ps. 1,317.2 million for services rendered by Pampa Energía pursuant to the SATFO.

The services provided by Pampa Energía to us under the SATFO include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analysis, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and industrial hygiene, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the necessary procedures to provide with the aforementioned services; (viii) financial and insurance advice; (ix) advice on operational improvements such as risk analysis, generation and commercialization of electric energy, operative management of the “midstream,” human resources management, legal and supply management; (x) advice on non-regulated businesses such as midstream, electric, petrochemical, processing, construction, among others; and (xi) design and implementation of all major aspects of natural gas transportation and liquids production, as well as  administrative information and control system to adequately inform our management group.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Government.

In 1992, the Natural Gas Law was passed providing for the privatization of GdE. The Natural Gas Law and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two natural gas transportation companies and eight distribution companies. Currently there are nine authorized companies to distribute natural gas in Argentina. The ninth concession was added in 1998 and covers the Mesopotamian provinces, Formosa, Chaco, Entre Rios and Misiones which previously had no network for natural gas service. The license for the Mesopotamian region was awarded to GasNea.  The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to natural gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our natural gas transportation system is connected to the two natural gas distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area and the northeast of this province) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the natural gas distribution systems serving the greater Buenos Aires area and, to a limited extent, the natural gas distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a natural gas distribution system with TGN, we are the principal supplier of natural gas transportation services.

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

In order to address these factors, the Government implemented a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas, including, among others:

•
creation of Integración Energética Argentina S.A. (“IEASA,” formerly ENARSA) in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the natural gas transportation and electricity industries;

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

•
hiring of two re-gasifying LNG tankers through IEASA, in Bahía Blanca (2008) and Escobar (2011), to inject natural gas into the pipeline. The tanker located at Bahía Blanca, which was retired in November 2018, was connected to our pipeline, and the tanker at Escobar is connected to TGN’s pipeline;

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

•	creation of trust funds (Resolution No. 185/04 of the former MPFIPyS) in order to finance infrastructure works in transportation and distribution of natural gas;

•	importation of natural gas from Bolivia and Chile, which has increased significantly over the past two years;

•	creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas;

•	approval of Law No. 26,741 in May 2012, which declares the achievement of hydrocarbon self-sufficiency to be in the national public interest; and

•	under the aforementioned law, a stimulus program was created to encourage new investments in exploration and exploitation.

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

By Decree No. 272/2015 of the Executive Branch, dated December 29, 2015, the Argentine Hydrocarbon Investments Planning and Coordination Commission (Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas) was dissolved and the functions and powers of federal jurisdiction were transferred to the former Ministry of Energy. Meanwhile the provincial authorities preserve the powers that correspond to their jurisdictions.

On March 16, 2016, the former Ministry of Energy enacted Resolution No. 24/2016 which delegates to the SHR the following functions, among others:

•	resolving appeals filed against ENARGAS resolutions;

•	acting as the enforcement authority of Laws No. 17,319 and No. 26,020;

•	managing the investment projects included in the framework of the programs created under Decree No. 1,277/2012, modified by Decree No. 272/2015; and

•	acting as the enforcement authority regarding import and export of fuels.

Since the beginning of the Macri administration, in December 2015, a series of measures were taken to guarantee supply to meet the growing energy demand. These measures are also aimed at encouraging private investment in the exploration and exploitation of new areas of natural gas production, such measures include, the following:

•	the completion of the RTI processes were prioritized to provide a framework of certainty to the operation of public utility companies;

•	the Ministry of Energy and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) were reorganized in order to streamline the aforementioned efforts; and

•
the increase of the PIST and the tariffs of the public transport and distribution of natural gas service have been propitiated in order to correct the deterioration in the supply of this fluid and to reduce the burden that the public subsidies have on the national budget.

During 2016, the Ministry of Energy issued Resolutions 28 and 31. These resolutions (i) increased the PIST and the tariffs for the transportation and distribution of natural gas, and (ii) instructed ENARGAS to carry out the RTI process. The new prices have been in effect since April 1, 2016. Resolution 28 also established a social tariff regime to subsidize tariffs for the poverty-stricken sectors of the community. The beneficiaries under this regime must register with the Government and meet certain criteria established by the Ministry of Energy.

In addition, on March 30, 2017, the Ministry of Energy enacted Resolution No. 74/2017 (“Resolution 74”), which increased the price of the natural gas consumed by power plants starting on April 1, 2017.

These resolutions were subject to several legal actions questioning their validity and on August 18, 2016, the National Supreme Court of Justice (hereinafter, the “Supreme Court”) issued a decision (i) requiring compulsory public hearings prior to the establishment of new natural gas transportation and distribution tariffs, (ii) requiring compulsory public hearings prior to the establishment of a new point-of-injection gas price, and (iii) invalidating Resolutions 28 and 31 with respect to residential users, for whom the tariffs effective as of March 31, 2016 were required to be restored.

On August 19, 2016, ENARGAS issued Resolution No. 3953/2016, mandating the holding of the required public hearing, which was held from September 16 to 18 of 2016 (“September 2016 Public Hearing”) to consider the following: (i) determination of the new PIST price (ii) establishment of the transitory tariffs for transportation and distribution of natural gas, to be effective until new tariffs are set by the RTI process, (iii) establishment of new prices for the distribution of undiluted propane gas through networks (“Propane for Networks Agreement”) and (iv) rate adjustments to be implemented in April and October of each year, until the total elimination of subsidies in 2019, at which time it is expected that prices are expected to reach market prices.

After the September 2016 Public Hearing, the Ministry of Energy issued Resolution No. 212 – E/2016 through which, among other things:

•	fixes the natural gas prices in PIST;

•	establishes that the total amount of natural gas prices in PIST shall not exceed certain limits according to the type of customer;

•	maintains the social tariff for the protection of the most vulnerable sectors;

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

In January 2017, the Government announced the implementation of certain benefits in order to increase oil and natural gas production. This announcement is aimed at attracting local and foreign investments with an emphasis in the Vaca Muerta formation of the Neuquina basin. The announcements included:

•	an agreement with unions to amend current existing collective bargaining agreements for the sector;

•	the elimination of the obligation of repatriation of funds due to oil and gas exports currently regulated by Decree No. 1,722/11;

•
the creation of a program (regulated by Resolution No. 46-E/2017), the Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program, which establishes a support price for the volume of non-conventional natural gas production from concessions located in the Neuquina Basin included in the program. This program will be effective until December 31, 2021 and includes a sliding-scale schedule for the minimum price to be paid per MMBtu: U.S.$7.50 for 2018, U.S.$7.00 for 2019, U.S.$6.50 for 2020 and U.S.$6.00 for 2021. Recently, this program was modified by the Energy Secretary, which has caused the existence of certain conflicts between the national government and natural gas producers.

In November 2017, within the framework of the process of normalization of the energy sector, the Ministry of Energy and Mining (“MINEM”) convened the natural gas producers, to IEASA, and to the natural gas distributors in order to establish basic conditions that serve as a framework for the supply agreements that they celebrate between them as of January 1, 2018.

During 2018, due to the increase in the exchange rate parity between the Argentine peso and the U.S. dollar, natural gas producers and distribution companies began a process of renegotiation of the agreements signed with prices denominated in U.S. dollars. Assuming the national government, with exceptional character, the sums owed by the distributors of natural gas to the producers.

On February 11, 2019, the Energy Government Secretariat issued Resolution No. 32/2019 which sets a new mechanism for price competitions for the provision of natural gas that are developed within the framework of the Mercado Eléctrico de Gas and that will cover the demand for the period from April 1, 2019 to March 31, 2020.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the breakdown of natural gas consumption in Argentina in 2003 and 2018 by type of consumer:

Source: ENARGAS

Beginning in 2003, a sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy in 2003, (ii) the 2002 devaluation of the peso as well as the transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel, the prices of which are affected by inflation, (iii) the growth of GDP between 2003 and 2013 and (iv) the current Argentine energy policy that seeks to be one of the main producers of natural gas that allows not only to replace the import of natural gas but also to generate the necessary resources for its export. As a result, natural gas became, by far, the cheapest fuel in Argentina and high rates of substitution of natural gas for other fuels in industry, power plants and vehicles have been observed. Likewise, the rising demand for gas has also been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The following table sets forth local natural gas consumption by type of consumer for 2003 and the five consecutive years to 2018:

	2003	2014	2015	2016	2017	2018
Residential (2)	704.3	1,074.8	1,091.0	1,153.8	1,030.4	992.5
Commercial	98.8	128.3	129.1	132.4	123.0	115.1
Industries (3)	1,033.6	1,207.2	1,222.2	1,169.2	1,210.9	1,033.3
Power plants	846.7	1,407.1	1,443.2	1,548.3	1,671.7	1,538.5
CNG Others (4)	255.4 37.7	276.0 42.7	288.4 41.7	273.5 46.3	246.9 43.1	212.3 38.6
Total	2,976.5	4,136.1	4,215.5	4,323.4	4,326.0	3,930.3

(1)	Includes distribution users, commercial by-pass, by-pass physical and off system users.
(2)	Includes subdistributors.
(3)	Includes shrinkage natural gas from the Cerri Complex, which is included in Others.
(4)	Includes governmental bodies.
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

Demand for natural gas rose by 2% in 2018 compared to the previous year, mainly driven by higher thermal power plants consumption and the start of exports to Chile by the end of October 2018. National production natural gas supply recorded an increase of 226 MMcf/d, which represents 9.9% with respect to 2017 and allowed a reduction in imports by 88 MMcf/d. In this context, in spite of the fact that natural gas imports still represent a considerable volume of the domestic supply, 2018 recorded their lowest level over the last 4 years —reaching an average of 915 MMcf/d —, whereas in 2014 said volume had been of 1.1 Bcf/d .

Supply from Bolivia–within the frame of the agreement entered by and between both governments – reached an average volume of 558 MMcf/d, representing a decrease of 10% with reference to 2017 volumes. On the other hand, LNG imported by sea, regasified and injected into the natural gas transportation system at the Bahía Blanca and Escobar ports located at the Province of Buenos Aires, recorded an average supply of 342 MMcf/d in 2018, lower than the volume recorded in 2017 of 431 MMcf/d. Additionally, from June to mid-September 2018, re-gasified LNG was imported from Chile terminals, which contributed with a monthly average of 78 MMcf/d to the TGN transportation system.

Two relevant facts positively affected the energetic balance in Argentina in 2018. On the one hand, as from the end of September, the government granted permits for gas exports to Chile, which were resumed after 11 years of the closing of said market. On the other hand, as a consequence of the recovery in the natural gas production due to the volume entering into the system from the Province of Neuquén, LNG imports were reduced. Consequently, as from November, the re-gasifying tanker located for over 10 years in the city of Bahía Blanca in the Province of Buenos Aires came out of service.

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2018, 43.5% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LNG tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf Basin. We are not connected to the Cuyo or Northwest basin. Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves estimated as of December 31, 2017 and 2016 (the most recent years for which information is available), production in 2017 and 2016 and the calculated reserve life for each basin:

Basin	Location by province	Proved Gas Reserves(Bcf)(1)(2)		Production (Bcf)		Reserve Life (years)(3)
		2017	2016	2017	2016	2017	2016
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza (south)	5,826.7	5,507.3	924.4	917.1	6	6
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	3,871.8	4,014.7	377.2	374.1	11	10
San Jorge Gulf	Chubut, Santa Cruz (north)	1,501.9	1,625.3	188.9	201.4	8	8
Cuyo	Mendoza (north)	8.2	21.1	1.7	1.8	5	11
Northwest	Salta, Jujuy, Formosa	539.6	715.9	84.8	94.3	6	8
Total		11.748.2	11,884.2	1.577.0	1,588.7	7	9

(1)
Estimated as of December 31, 2017 and 2016, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.
(3)	Weighted average reserve life for all basins, at the 2017 or 2016 production levels, respectively.
Source: Ministry of Energy.

In 2018, total natural gas production increased by 5.3% with respect to the previous year, increasing from 1,577 Bcf to 1,661 Bcf. The above, mainly because the unconventional exploitation of the Neuquina Basin and the offshore production carried out in the Austral Basin. In particular, unconventional gas (shale + tight) showed a significant increase mainly due to the performance of Tecpetrol S.A.

In 2017, total natural gas production decreased by 0.8% with respect to the previous year, increasing from 1,589 Bcf to 1,577 Bcf. In this period, the impulse was given mainly by the unconventional exploitation of the Neuquina basin and the offshore production carried out in the Austral basin.

During 2017, the average gross production of natural gas was reduced in all the basins except the Austral and Neuquina Basin where it increased by 0.8% in both of them, compared to 2016. In the Cuyo basin, production was reduced by 5.6%, in the San Jorge basin, 6.2% and in the Northwest basin, 10.1%. In the Neuquina basin, the large-scale development of unconventional reservoirs, both tight and shale gas, continued, with the first being the most important one regarding provincial production. According to the information provided by the Ministry of Energy, the conventional production of natural gas was reduced by 6.5% compared to 2016. On the other hand, non-conventional production, as a whole, was 20.2% higher in 2017 compared to 2016.

In order to increase the existing natural gas reserves from the Neuquina basin, in July 2013, YPF announced the execution of an agreement with Chevron Corporation to develop oil and gas shale deposits in this province. During 2014, YPF continued negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves. Recently, many natural gas producers have announced alliances and agreements with international oil and natural gas companies, such as Petronas E&P Argentina S.A. and China Petroleum & Chemical Corporation, in order to eventually collaborate to develop oil-and-gas projects.

In December 2015, YPF and Dow Argentina S.A., a subsidiary of Dow Chemical Co., announced an investment of U.S.$. 500 million in 2016 for shale gas exploration in Argentina. Both companies, which have already invested U.S.$350 million in a joint shale gas venture, said in a statement that total investment could reach U.S.$2.5 billion in coming years.

Neuquina Basin. The largest natural gas basin and the major source of natural gas supply for our system is the Neuquina basin, located in west central Argentina. However, in recent years, its proved natural gas reserves have been decreasing sharply as a result of exploration and exploitation, and new gas reserves have not been found in order to replace the natural gas produced. In December 2010, new non-conventional natural gas was discovered in the Neuquina basin by YPF. This new natural gas reserve is at the early stages of its exploitation, which will require approximately three to four years, and involve high investments and extraction costs. In order to increase the existing natural gas reserves from the Neuquén, YPF announced the signing of certain agreements to develop oil and natural gas shale deposits in the province of Neuquén. In addition, YPF continues negotiating with oil companies to reach new partnership agreements that will provide technology and capital resources for the exploitation of new reserves.

Since then, the development of unconventional gas in the province of Neuquén has played a leading role in the increase in the production of natural gas, having increased its production in this account by 40% compared to 2017. To this end, Tecpetrol S.A. has had a leading roll in the Fortín de Piedra area by drilling 51 new wells, passing natural gas production of 42 MMcf/d from the beginning of 2018 to almost 530 MMcf/d in December 2018 and becoming the main producing field in the country.

If brought online, this reserve could potentially help offset the continued decline of the existing production of the Neuquina Basin. The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina Basin, approximately 50.7% was transported by us and approximately 49.3% by TGN for the year ended December 31, 2018.

Austral and San Jorge Basins. Natural gas provided by these basins, located in the southern region of Argentina, was transported mainly by us (Camuzzi Gas del Sur S.A. also transports natural gas through regional pipelines). In the Austral basin, exploration has centered in and around the basin’s existing natural gas fields and on other fields located offshore. The San Jorge basin is primarily an oil-producing basin.

Under the framework enacted by the Government to promote investments after the issuance of Decree No. 929/2013, in 2014, a joint operation was formed by Wintershall Energía S.A., Total Austral S.A. and Pan American Energy Sucursal Argentina for the investment of U.S.$1,000 million in off-shore gas fields (Vega Pleyade) located in the Tierra del Fuego region. In August 2016, the companies started up production at this field which will have a production capacity of 353.1 MMcf/d.

In addition, ENAP Sipetrol Argentina S.A., YPF and ENARSA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina.

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina is comprised by the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees (primarily Decree No. 2255/92 which includes the Basic Rules for Transportation Licenses and Regulations of the Transportation Services), the Pliego, the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law of Argentina regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations, which are no longer in effect, significantly altered the regulatory regime under which we operated since 2002. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

Natural gas transportation and distribution companies operate in an “open access,” non-discriminatory environment under which producers and certain third parties, including distributors, are entitled to equal and open access to the transportation pipelines and distribution system in accordance with the Natural Gas Law, applicable regulations and the licenses of the privatized companies. In addition, a regime of concessions under the Hydrocarbons Law of Argentina is available to holders of exploitation concessions to transport their own natural gas production.

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

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Argentine Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a subinspector. Finally, on January 31, 2018, through Decree No. 84/2018, the Executive Branch appointed Mauricio Ezequiel Roitman as ENARGAS President for a period of five years, thus terminating the intervention period.

ENARGAS has broad authority to regulate the operations of the transportation and distribution companies and has its own budget, which must be included in the Argentine national budget and submitted to the Argentine Congress for approval. ENARGAS is funded primarily by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget, net of collected penalties, allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies. ENARGAS also collects the fines imposed for violations of the Natural Gas Law.

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

Under certain circumstances and pursuant to the terms of our License, when ENARGAS asks us to restrict the provision of natural gas to clients who hold firm transportation contracts, we are exposed to potential claims from, among others, our customers. Therefore, we have requested that in connection with these new procedures, ENARGAS submit to us written instructions for any such natural gas firm transportation service interruption request. However, in case ENARGAS does not submit such instruction in the way required by our petition and we do not comply with ENARGAS’s instructions, if any, in order to avoid future claims from our customers, Resolution No. 208/04 will require us to pay the price difference between natural gas and the alternative fuel used by power stations in order to offset the loss resulting from our failure to comply with the instructions.

At the end of May 2007, due to the rising demand for natural gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and as of the day of this Annual Report our compliance has not resulted in legal action by any of our firm transportation clients, that could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011, which at the date of this Annual Report are in the evidentiary stage. In this action, ENARGAS ruled in our favor alleging that the interruptions were due to the shortage of natural gas.

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

On June 5, 2016, ENARGAS issued Resolution No. I/3833/2016, creating the “Supplementary Procedure for Gas Requests, Confirmations and Control.” Pursuant to this resolution, if any gas transportation and distribution company finds that the transportation capacity is not sufficient to supply priority demand customers; such company shall summon an emergency committee composed of company and ENARGAS representatives. This emergency committee determines adjustments to be made to the daily natural gas deliveries to address such shortage, considering the availability of natural gas and the demand of residential consumers and power plants.

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

As of the day of this Annual Report, our compliance has not resulted in legal action initiated by any of our firm transportation clients,  that could have a significant adverse economic and financial effect on us. However, any legal action, if brought, could have a significant adverse economic and financial effect on us.  See “Item 3. Key Information—D. Risk Factors.”

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

Our License has been granted by the Executive Branch by Decree No. 2451/92 for an original period of 35 years, beginning on December 28, 1992. However, the Natural Gas Law establishes that TGS may request ENARGAS to renew its License for an additional period of ten years. ENARGAS must then evaluate the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the License, 35 or 45 years, as the case may be, the Natural Gas Law requires that a new tender be called for the granting of the license. As long as we have substantially complied with our obligations under the License, we have the option to match any offer made by a third party to the Executive Branch.

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

In addition, as licensee for the provision of gas transportation services, we are subject to Law No. 27.437 (Ley de Compre Argentino y Desarrollo de Proveedores), which is regulated by Decree No. 800/2018 and Resolution 91/2018 of Argentine Secretary of Industry. This law provides a regime for purchases from the Government and other concessionaires of public services in Argentina. Pursuant to Article 1 of this law, all public officers, including those in private companies providing public services under licenses and concessions are required to give preference to the acquisition, lease or lease of goods of national origin.

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

The tables below show our local natural gas firm and interruptible rates by pipeline and zones, in effect between May 1, 2015 and March 31, 2016, after the issuance of Resolution No. 3347/15 and since April 1, 2016 (applicable for all kind of users except for residential) and October 7, 2016 (applicable for all of our customers) after the issuance of Resolution No. 3724 and No. 4054/2016 (“Resolution 4054”):

From May 1, 2015 to March 31, 2016
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.131975	4.399134	0.49
	Santa Cruz Sur	0.266133	8.871204	0.98
	Chubut Sur	0.678868	22.628940	3.38
	Buenos Aires Sur	0.799800	26.659990	5.60
	Bahía Blanca	1.225104	40.836798	8.40
	La Pampa Norte	1.220760	40.691977	8.60
	Buenos Aires	1.433385	47.779485	10.35
	Greater Buenos Aires	1.608257	53.608587	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.133755	4.458469	0.49
	Chubut Sur	0.545894	18.196467	2.89
	Buenos Aires Sur	0.667085	22.236149	5.11
	Bahía Blanca	1.094595	36.486487	7.91
	La Pampa Norte	1.094399	36.479918	8.11
	Buenos Aires	1.303557	43.451887	9.86
	Greater Buenos Aires	1.478968	49.298969	10.78
From Chubut to:	Chubut Sur	0.132655	4.421810	0.49
	Buenos Aires Sur	0.248731	8.290891	2.71
	Bahía Blanca	0.663275	22.109043	5.51
	La Pampa Norte	0.696439	23.214493	5.71
	Buenos Aires	0.862256	28.741753	7.46
	Greater Buenos Aires	1.028073	34.269013	8.38
From Neuquén to:	Neuquén	0.117873	4.041345	0.49
	Bahía Blanca	0.572524	19.078504	2.80
	La Pampa Norte	0.616671	20.550184	3.15
	Buenos Aires	0.775363	25.839833	3.91
	Greater Buenos Aires	0.949709	31.713533	4.86
From Bahía Blanca to:	Bahía Blanca	0.132654	4.421810	0.49
	La Pampa Norte	0.033164	1.105450	0.20
	Buenos Aires	0.198980	6.632710	1.95
	Greater Buenos Aires	0.364798	12.159971	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution No. 3347

Between April 1, 2016 and March 31,2017
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.396058	13.201800	0.49
	Santa Cruz Sur	0.798666	26.622484	0.98
	Chubut Sur	2.037282	67.909449	3.38
	Buenos Aires Sur	2.400200	80.006630	5.60
	Bahía Blanca	3.676537	122.551231	8.40
	La Pampa Norte	3.663501	122.116622	8.60
	Buenos Aires	4.301588	143.386234	10.35
	Greater Buenos Aires	4.826380	160.879368	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.401399	13.379866	0.49
	Chubut Sur	1.638228	54.607597	2.89
	Buenos Aires Sur	2.001922	66.730682	5.11
	Bahía Blanca	3.284880	109.495948	7.91
	La Pampa Norte	3.284290	109.476235	8.11
	Buenos Aires	3.911976	130.399113	9.86
	Greater Buenos Aires	4.438382	147.946205	10.78
From Chubut to:	Chubut Sur	0.398098	13.269851	0.49
	Buenos Aires Sur	0.746441	24.880963	2.71
	Bahía Blanca	1.990488	66.349237	5.51
	La Pampa Norte	2.090013	69.666693	5.71
	Buenos Aires	2.587629	86.254000	7.46
	Greater Buenos Aires	3.085246	102.841307	8.38
From Neuquén to:	Neuquén	0.353737	12.128076	0.49
	Bahía Blanca	1.718143	57.254592	2.80
	La Pampa Norte	1.850629	61.671103	3.15
	Buenos Aires	2.326864	77.545340	3.91
	Greater Buenos Aires	2.850076	95.172312	4.86
From Bahía Blanca to:	Bahía Blanca	0.398096	13.269853	0.49
	La Pampa Norte	0.099524	3.317455	0.20
	Buenos Aires	0.597139	19.904763	1.95
	Greater Buenos Aires	1.094759	36.492072	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 3724.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since April 1, 2017, following the issuance of Resolution 4362:

Between April 1, 2017 and November 30, 2017
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	0.650525	21.683927	0.49
	Santa Cruz Sur	1.311808	43.727372	0.98
	Chubut Sur	3.346231	111.541121	3.38
	Buenos Aires Sur	3.942323	131.410716	5.60
	Bahía Blanca	6.038705	201.290128	8.40
	La Pampa Norte	6.017293	200.576284	8.60
	Buenos Aires	7.065348	235.511576	10.35
	Greater Buenos Aires	7.927318	264.244011	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	0.659297	21.976401	0.49
	Chubut Sur	2.690787	89.692859	2.89
	Buenos Aires Sur	3.288153	109.605000	5.11
	Bahía Blanca	5.395408	179,846855	7.91
	La Pampa Norte	5.394439	179.814476	8.11
	Buenos Aires	6.425412	214.180259	9.86
	Greater Buenos Aires	7.290033	243.001319	10.78
From Chubut to:	Chubut Sur	0.653875	21.795701	0.49
	Buenos Aires Sur	1.226027	40.866927	2.71
	Bahía Blanca	3.269373	108.978477	5.51
	La Pampa Norte	3.432841	114.427392	5.71
	Buenos Aires	4.250176	141.672007	7.46
	Greater Buenos Aires	5.067510	168.916622	8.38
From Neuquén to:	Neuquén	0.581012	19.920338	0.49
	Bahía Blanca	2.822047	94.040542	2.80
	La Pampa Norte	3.039654	101.294653	3.15
	Buenos Aires	3.821870	127.368051	3.91
	Greater Buenos Aires	4.681244	156.320314	4.86
From Bahía Blanca to:	Bahía Blanca	0.653875	21.795701	0.49
	La Pampa Norte	0.163469	5.448915	0.20
	Buenos Aires	0.980803	32.693530	1.95
	Greater Buenos Aires	1.798138	59.938145	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 4362.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since December 1, 2017, following the issuance by ENARGAS of Resolution No. 120/2017 (“Resolution 120”):

Between December 1, 2017 and March 31, 2018
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	1.178272	39.275298	0.49
	Santa Cruz Sur	2.376029	79.201776	0.98
	Chubut Sur	6.060905	202.030320	3.38
	Buenos Aires Sur	7.140583	238.019383	5.60
	Bahía Blanca	10.937683	364.589386	8.40
	La Pampa Norte	10.898901	363.296426	8.60
	Buenos Aires	12.797205	426.573433	10.35
	Greater Buenos Aires	14.358459	478.615432	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	1.194161	39.805045	0.49
	Chubut Sur	4.873723	162.457367	2.89
	Buenos Aires Sur	5.955710	198.523493	5.11
	Bahía Blanca	9.772503	325.749975	7.91
	La Pampa Norte	9.770749	325.691329	8.11
	Buenos Aires	11.638111	387.936804	9.86
	Greater Buenos Aires	13.204167	440.139326	10.78
From Chubut to:	Chubut Sur	1.184339	39.477749	0.49
	Buenos Aires Sur	2.220658	74.020757	2.71
	Bahía Blanca	5.921694	197.388697	5.51
	La Pampa Norte	6.217779	207.258114	5.71
	Buenos Aires	7.698187	256.605281	7.46
	Greater Buenos Aires	9.178595	305.952447	8.38
From Neuquén to:	Neuquén	1.052366	36.080973	0.49
	Bahía Blanca	5.111469	170.332165	2.80
	La Pampa Norte	5.505614	183.471269	3.15
	Buenos Aires	6.922412	230.697053	3.91
	Greater Buenos Aires	8.478965	283.137219	4.86
From Bahía Blanca to:	Bahía Blanca	1.184334	39.477755	0.49
	La Pampa Norte	0.296083	9.869416	0.20
	Buenos Aires	1.776485	59.216586	1.95
	Greater Buenos Aires	3.256902	108.563756	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 120.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since April 1, 2018 to September 30, 2018 following the issuance of Resolution No. 310/2018 (the “Resolution 310”):

Since April 1, 2018 to September 30, 2018
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	1.767514	58.916471	0.49
	Santa Cruz Sur	3.564256	118.809770	0.98
	Chubut Sur	9.091901	303.063605	3.38
	Buenos Aires Sur	10.711516	357.050429	5.60
	Bahía Blanca	16.407506	546.916789	8.40
	La Pampa Norte	16.349329	544.977233	8.60
	Buenos Aires	19.196955	639.898420	10.35
	Greater Buenos Aires	21.538977	717.966088	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	1.791349	59.711139	0.49
	Chubut Sur	7.311021	243.700626	2.89
	Buenos Aires Sur	8.934100	297.803051	5.11
	Bahía Blanca	14.659632	488.654189	7.91
	La Pampa Norte	14.657000	488.566215	8.11
	Buenos Aires	17.458211	581.940011	9.86
	Greater Buenos Aires	19.807436	660.248478	10.78
From Chubut to:	Chubut Sur	1.776614	59.220165	0.49
	Buenos Aires Sur	3.331187	111.037777	2.71
	Bahía Blanca	8.883072	296.100754	5.51
	La Pampa Norte	9.327226	310.905767	5.71
	Buenos Aires	11.547971	384.930944	7.46
	Greater Buenos Aires	13.768715	458.956121	8.38
From Neuquén to:	Neuquén	1.578643	54.124697	0.49
	Bahía Blanca	7.667662	255.513529	2.80
	La Pampa Norte	8.258915	275.223364	3.15
	Buenos Aires	10.384239	346.066277	3.91
	Greater Buenos Aires	12.719209	424.731232	4.86
From Bahía Blanca to:	Bahía Blanca	1.776607	59.220174	0.49
	La Pampa Norte	0.444152	14.805009	0.20
	Buenos Aires	2.664887	88.830192	1.95
	Greater Buenos Aires	4.885645	162.855375	2.87

(4)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(5)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(6)	Maximum percentage of total transported gas which customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 310.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect since October 1, 2018 to March 31, 2019 following the issuance of Resolution No. 265/2018 (the “Resolution 265”):

Since October 1, 2018 to March 31, 2019
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	2.115187	70.505443	0.49
	Santa Cruz Sur	4.265351	142.179858	0.98
	Chubut Sur	10.880293	362.676743	3.38
	Buenos Aires Sur	12.818489	427.282869	5.60
	Bahía Blanca	19.634891	654.496272	8.40
	La Pampa Norte	19.565270	652.175202	8.60
	Buenos Aires	22.973029	765.767552	10.35
	Greater Buenos Aires	25.775731	859.191266	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	2.143710	71.456424	0.49
	Chubut Sur	8.749112	291.636962	2.89
	Buenos Aires Sur	10.691453	356.381429	5.11
	Bahía Blanca	17.543207	584.773317	7.91
	La Pampa Norte	17.540057	584.668038	8.11
	Buenos Aires	20.892272	696.408622	9.86
	Greater Buenos Aires	23.703593	790.120501	10.78
From Chubut to:	Chubut Sur	2.126078	70.868874	0.49
	Buenos Aires Sur	3.986437	132.879101	2.71
	Bahía Blanca	10.630388	354.344287	5.51
	La Pampa Norte	11.161907	372.061471	5.71
	Buenos Aires	13.819476	460.647529	7.46
	Greater Buenos Aires	16.477046	549.233587	8.38
From Neuquén to:	Neuquén	1.889165	64.771119	0.49
	Bahía Blanca	9.175905	305.773484	2.80
	La Pampa Norte	9.883458	329.360278	3.15
	Buenos Aires	12.426836	414.138116	3.91
	Greater Buenos Aires	15.221099	508.276603	4.86
From Bahía Blanca to:	Bahía Blanca	2.126068	70.868885	0.49
	La Pampa Norte	0.531517	17.717180	0.20
	Buenos Aires	3.189075	106.303245	1.95
	Greater Buenos Aires	5.846660	194.889310	2.87

(7)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(8)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(9)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 265.

In addition to the tariffs above, we are entitled to a CAU. Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016 by ENARGAS. We received an additional 50% and 19.7 % increase in the CAU on April 1, 2018 and October 1, 2018, respectively. In 2018, we recognized revenues of Ps. 565.8 million as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

On June 26, 2018, as a result of the conclusion of our renegotiations of our License, we, CIESA and its former and current shareholders, withdrew all of the legal claims filed against the Government related to our business resulting from the Public Emergency Law.

The Public Emergency Law and Renegotiation Agreement.

Background and Renegotiation Process

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law which introduced dramatic changes to Argentina’s economic model, empowering the Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short-term and bringing to an end the regime established pursuant to the Argentine Convertibility Act, including the fixed parity of the U.S. dollar and the peso. Among others, the Public Emergency Law granted the Executive Branch the power to conduct a renegotiation of public utility contracts and the tariffs set therein.  The Public Emergency Law expired on December 31, 2017.

In July 2003, UNIREN was created in order to reach total or partial agreements with the licensees and/or concessionaires of public services and submit proposals regulating the transitory adjustment of tariffs and prices, among other things.  Under this framework, we signed with UNIREN (i) the agreement dated October 9, 2008, between TGS and former UNIREN (the “2008 Transitional Agreement”) that contemplated a tariff increase of 20% and (ii) the agreement dated October 2015 between us and the former UNIREN, which incorporated ENARGAS Resolution No. 3347, including, as of May 1, 2015, a transitional increase of 44.3% in the price of the natural gas transportation service and a 73.2% increase in the CAU. Following UNIREN’s failure to comply with certain of its obligations under different renegotiation agreements, we took legal actions against UNIREN.

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

Under the framework of the agreement signed in February 2016 (the “2016 Transitional Agreement”), on March 31, 2016 ENARGAS issued Resolution 3724, which approved revised tariffs as of April 1, 2016, including the CAU, for the Natural Gas Transportation business segment, providing for a 200.1% increase. Additionally, among other things, Resolution 3724 required us to not distribute dividends without the prior authorization of ENARGAS after reviewing our compliance with the transitional mandatory investment plan included in the 2016 Transitional Agreement (the “2016 Investment Plan”). As of the date of issuance of this Annual Report, the 2016 Investment Plan is fully executed and pending of approval by ENARGAS.

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

On the other hand, on August 19, 2016 ENARGAS issued Resolution No. 3953/2016, which implemented the decisions arising out of a public hearing before the Supreme Court. For additional information regarding the public hearing’s agenda, see “—Natural Gas Transportation—The Argentine Natural Gas Industry.”

As a result of this public hearing, since October 7, 2016, we were able to collect the revised tariffs at the levels provided for in Resolution 3724, allowing us, as of the date of this Annual Report, to complete in full our 2016 Investment Plan.

ICSID Claim

In 2003, Enron, a former indirect shareholder of CIESA, which is our controlling shareholder, and Ponderosa Assets L.P. (“Ponderosa” and, together with Enron, the “Claimants”) filed a claim with the ICSID against the Government under the Bilateral Investment Treaty between the United States and Argentina (the “ICSID Claim”). The ICSID Claim argues that the redenomination of tariffs in pesos (pesificación) and other unilateral changes to our regulatory structure effected by the Public Emergency Law and related laws and decrees violated the requirement of fair and equitable treatment under the treaty. On May 22, 2007, ICSID decided in favor of Enron and ordered the Government to pay U.S.$106.2 million to the Claimants. In July 2010, an ICSID committee annulled the 2007 ICSID resolution. This annulment did not prevent the plaintiff from filing a new claim before the ICSID. On October 18, 2010, Enron Creditors Recovery Corp. (Enron’s new corporate name) and Ponderosa filed a new claim against the Government before the ICSID. In June 2011, a tribunal to hear the case was created.

In January 2011, Pampa Energía acquired, among other assets (i) PEPCA along with Enron’s and Ponderosa’s economic rights to monitor, suspend and withdraw the ICSID Claim and (ii) from Ashmore Energy International Limited, the financial debt of CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000.

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

On March 27, 2018, the Executive Branch issued the Decree No. 250 which ratified the 2017 Integral Agreement (as defined below). This decree represents the conclusion of the RTI process and the finalization of the agreement signed on March 30, 2017, between TGS and the Argentine Government (the “2017 Transitional Agreement”), and thus, the final renegotiation of our License. Therefore, we and our former and present shareholders abandoned any claim, including the ICSID Claim, on June 26, 2018.

Resolution 74 Tariff Increases

On March 30, 2017, we entered into the Integral Renegotiation Agreement (the “2017 Integral Agreement”) and the related 2017 Transitional Agreement. On the same day and consistent with the 2017 Transitional Agreement, ENARGAS issued Resolution No. 4362 by which a new transitional tariff schedule applicable to us determined a total tariff increase of 214.2% and 37%, on the tariff of the natural gas transportation service and the CAU, respectively.

However, Resolution 74 provided for a limitation on the full effectiveness of the tariff increase arising from the RTI process until the approvals of the 2017 Integral Agreement were completed. This meant that the tariff increase was granted in three stages on April 1, 2017, December 1, 2017 and April 1, 2018. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective since April 1, 2017.

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

On October 20, 2017, ENARGAS issued Resolution No. 62/2017 by means of which a public hearing was called for November 14, 2017, to address a transitory tariff adjustment on account of the increase foreseen in the tariff review. The public hearing resulted in a transitory tariff adjustment authorized through Resolution 120, which determined an 80.8% increase for the natural gas transportation tariff and 29.7% for the CAU. These new tariff schemes came into effect beginning on December 1, 2017.

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

On March 27, 2018, through Decree 250, the Executive Branch ratified the 2017 Integral Agreement, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concludes the RTI process and terminates the 2017 Transitional Agreement, representing the final renegotiation of our License with the Government after 17 years of negotiations. As a result of the foregoing (i) we are entitled to the final tariff increase contemplated in Resolution 4362 (finally granted by Resolution 310 mentioned above), and (ii) we and our current and former shareholders withdraw any claim against the Government related to our business resulting from the Public Emergency Law, including the ICSID Claim, on June 26, 2018.

Semiannual Adjustment of Tariffs. Under our License, we may be permitted to adjust tariffs semiannually to reflect changes in PPI and every five years in accordance with efficiency and investment factors to be determined by ENARGAS and, subject to ENARGAS’s approval, from time to time to reflect cost variations resulting from changes in the tax regulations (other than income tax) applicable to us, and for objective, justifiable and non-recurring circumstances.

The Natural Gas Law requires that in formulating the rules that apply to the setting of future tariffs, ENARGAS must provide the transportation companies with (i) an opportunity to collect revenues sufficient to recover all future proper operating costs reasonably applicable to service, as well as future taxes and depreciation, and (ii) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk and taking into account the degree of efficiency achieved and the performance of the company in providing the service. No assurances can be given that the rules to be promulgated by ENARGAS will result in rates that will enable us to achieve specific levels of earnings in the future.

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

On September 4, 2018, a new public hearing was held at which we presented a proposed adjustment for our tariffs for the following six-months for natural gas transportation service. Finally, on September 28, 2018, ENARGAS issued Resolution 265, which provides an increase of 19.67% over the tariff for the natural gas transport service. This increase came into effect on October 1, 2018.

On February 26, 2019, a new public hearing took place with the aim of the determination of the semiannual tariff. On March, 29 2019, the ENARGAS issued Resolution No. 192/2019 (“Resolution 192”) which provides an increase of 26% over the tariff for the natural gas transport service. This increase came into effect on April 1, 2019 was calculated considering the WPI for the period August 2018 – February 2019.

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

Environment

Environmental matters of the natural gas transportation business are governed by regulation NAG153 issued by ENARGAS, which sets the guidelines for the implementation of an environmental management system and for the obligation to evaluate the environmental impact of projects.

In addition to this sector-specific regulation, we must comply with the environmental legislation set by each of the seven provinces where the high-pressure trunk gas pipeline system runs installed.

Our production and liquid storage facilities are subject to Law No. 11.459 of industrial establishment of Buenos Aires. Additionally, we must comply with all environmental legislation issued by the province, which includes regulation of gas emissions, waste emissions, use of public waters and return of effluents, among others. Both facilities in the Cerri Complex and Puerto Galván have valid environmental certificates.

Competition

Our natural gas transportation business provides an essential public service in Argentina in accordance with Article No. 1 of the Natural Gas Law. Although there are no regulatory limitations on entry into the business of providing natural gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with natural gas distribution companies or end-users to transport a sufficient quantity of natural gas to justify the capital investment. The building and operation of a natural gas pipeline requires an important technical know-how and high investment levels

Also, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for natural gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the natural gas transportation systems and the finding of significant natural gas reserves. Given the potential of Vaca Muerta’s non-conventional gas formation, other competitors, new market participants or even us in association with third parties, may become interested in participating in the construction of new similar projects that could have an impact on our competitive position and on our financial situation and future results.

To a limited extent, we compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time-to-time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy Argentina S.A.). We compete directly with TGN for the transportation of natural gas from the Neuquina basin to the greater Buenos Aires area.

The cost of natural gas relative to competing fuels may also affect the demand for transportation services in the long term. The delivered cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

In 2008 and 2010, the Government, through ENARSA, finalized the construction of LNG regasification ports in Bahía Blanca and Escobar, respectively, which are intended to supplement the natural gas supply deficit.

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

During 2018 and 2017, all of our Liquid sales were on our own account. In 2016 we sold approximately 96.4% of the total volume Liquids for our own account.

Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic Market” below.

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

On October 12, 2018, through a joint bidding process with MEGA, we awarded Geogas Trading S.A. an export contract for LPG for the period of October 19, 2018 to March 30, 2019. As in previous contracts, the price is determined at the international reference price (Mont Belvieu) plus a fixed price per ton sold. The realization of the joint adjudication process with MEGA allowed obtaining an improvement in the fixed price and optimizing the logistics management of cargo of the ships.

Regarding natural gasoline exports, for the period comprised between February 1, 2018 and January 1, 2019, we entered with Petrobras Global Trading B.V. a new agreement that improved commercial conditions in effect in 2017, the sale price is calculated based on the NWE ARA price minus a fixed discount per ton sold. To guarantee continuity in the supply of this product, we renewed the agreement with Petrobras Global Trading B.V. for the period of February 1 2019 to January 31, 2020, improving former conditions.

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile and Paraguay. Although volumes exported using this modality are much lower than exports by sea, they allow us to obtain a larger profit margin.

In spite of unfavorable international prices and higher competition in ethane sales, in 2017 we entered into an agreement with PBB for a one-year term from May 1, 2017 to May 1, 2018, after having operated under short-term agreements from January through April at the beginning of that year. On September 6, 2018, PBB and TGS agreed to a new agreement proving the terms and conditions for the supply of ethane retroactive to May 1, 2018, and will end on December 27, 2027. The agreement creates a certainty scenario during its term of effectiveness, as PBB is our only ethane client.  The current agreement includes, among other conditions, TOP and DOP commitments for minimum annual quantities of 308,644 short tons per year, which is lower than the TOP quantities included in the 2015 ethane agreement with PBB. If either of the parties does not comply with the TOP or DOP conditions, as applicable, that party is required to compensate the other party for the breach of the minimum annual quantities commitment. Pursuant to the current contract with PBB, in case of a default by PBB with respect to its TOP commitments, PBB will be required to compensate us.

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

Our Liquids production and commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 48.8% in 2018, as a consequence of the adverse change in the regulated natural gas transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports. Since the last quarter of 2014, international prices of LPG have declined significantly, in tandem with the decline in oil prices. However, as mentioned below, in December 2014 and February 2015, the export tax regime was modified to mitigate such decline in international prices. On January 7, 2017, due to the fact that the Government did not extend the validity of the retentions tax regime, the exports we make were not subject to any retention until September 4, 2018 when Decree No. 793/2018 was enacted.

By means of Decree No. 793/2018 (later amended by National Executive Branch Decree No. 865/2018, the effectiveness of which was ratified by Law 27,467), the National Executive Branch stipulated a 12% withholding on exports for all the goods comprised in the common customs nomenclature of the economic and political bloc comprising Argentina, Brazil, Paraguay, Uruguay, and Venezuela (“MERCOSUR”), with a maximum of Ps. 4 per U.S. dollar for the products that our Company exports. This measure was stipulated provisionally until December 31, 2020.

During 2018, propane, butane and natural gasoline export prices recorded increases of 8.1%, 1.0% and 26.3%, respectively, although with some volatility. In spite of that, in line with the developments in the oil prices, significant drops were recorded as from October and therefore prices as of December 2018 were 30% lower than in October.

In 2018, our export revenues from the Liquids production and commercialization segment were Ps. 6,025.4 million and represented 17.7% of our total net revenues and 36.2% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,165,286 short tons, and the volume of sales from Liquids exports was 383,201 short tons, representing 33.0% of our total liquids sales volumes. These export volumes also include sales made on behalf of third parties. Export revenues from our liquids production and commercialization segment command a price premium, which has declined after the decrease in international prices, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices and high prices and demand for Liquids on the international markets.

The annual sales of our Cerri Complex for 2018, 2017 and 2016 in short tons were as follows:

	2018	2017	2016
Ethane	437,362	311,786	305,861
Propane	334,852	353,561	345,577
Butane	260,761	260,171	244,814
Natural Gasoline	132,311	133,802	108,741
Total	1,165,286	1,059,319	1,004,992

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

Afterwards, on March 27, 2018, the SHR issued Resolution No. 5/2018 increasing the price paid under the Households with Bottles Program to Ps. 5,416 per ton of butane and Ps. 5,502 per ton of propane, effective as of April 1, 2018.

Finally, on January 28, 2019 the Secretariat of Energy issued Resolution No. 15/2019, which modifies the price at which products supplied to the Household with Bottles Program are commercialized. As from February 1, 2019 prices went up to Ps. 9,154 and Ps. 9,042 per ton of butane and propane, respectively, whereas the compensation received from the Argentine government was eliminated.

The Households with Bottles Program requires us to produce, under certain circumstances, and market the LPG volumes required by the Ministry of Energy at prices significantly below the market. This requirement might prevent us from covering production costs, even after giving effect to the subsidy payments that we receive under the agreement, creating a negative operating margin. We have initiated several actions with the Government in order to enjoin the requirement that we sell products with negative operating margins for an extended period. On June 3, 2015, we filed a motion for reconsideration regarding the volumes of LPG that we were required to provide in 2015 under the Households with Bottles Program. In addition, on August 18, 2015, we filed a lawsuit to overturn Resolutions No. 49/15 and 70/15 which implemented the Households with Bottles Program and required us to sell products below their international reference prices. Since the Macri administration took office, prices of products sold under the Households with Bottles Program have been adjusted and we did not continue pursuing legal actions against Resolutions No. 49/15 and 70/15.

On March 16, 2015, through Resolution No. 36/2015, which modified Resolution No. 792/05, the Ministry of Energy set the method to calculate the LPG export parity that would be updated monthly by this agency. These modifications generated an increase in the prices at which the LPG is sold in the local market to those customers who are not reached by the Households with Bottles Program and the Propane Networks Agreement.

Since the Propane Networks Agreement was signed between the Government and producers of LPG, including us, in 2003, we have complied with our commitments under that agreement. Pursuant to the Propane Networks Agreement, which has undergone several extensions, the Ministry of Energy fixed prices and procedures by which it compensates participating companies. The compensation received is calculated as the difference between the sales price established for the domestic market and the LPG export parity price published monthly by the Ministry of Energy. The compensation is calculated on a monthly basis.

In May 2018, TGS signed the sixteenth extension of the Propane Networks Agreement, which served as a framework for the marketing of the products stipulated therein for the period from April 1, 2018 to December 31, 2019. Additionally, this extension established the price for which the propane intended for this program concept will be sold to the customer.

The Government compensates us for our participation in the Propane for Networks Agreement. Although we have not received this payment in a timely manner, collections improved in 2017 and 2018. As of December 31, 2018, we recorded a receivable against the Government amounting to Ps. 292.9 million in connection with the Households with Bottles Program and the Propane for Networks Agreement.

Regarding the sales of ethane, they are made to PBB, the only customer to whom this product is sold. On September 6, 2018, PBB and TGS agreed to a new agreement proving the terms and conditions for the supply of ethane retroactive to May 1, 2018 and ending on December 27, 2027.

International market

In the international market, we commercialize propane, butane and natural gasoline to international traders  and other clients.

On September 4, 2018, through Decree No. 793/2018, an additional 12% withholding tax on exports was established for consumption of all merchandise, with the maximum limits of Ps. 4 per U.S. dollar for primary goods and Ps. 3 per U.S. dollar for the processed ones. This measure was set on a transitory basis until December 31, 2020.

On September 28, 2018, Decree No. 865/2018 was issued and established modifications to Decree No. 793/2018. In accordance with such agreement, the export duty may not exceed Ps. 4 for each U.S. dollar of the taxable value, including the amount that the application of the aliquot provided there provides, or the official free on board price, as applicable. For merchandise included in the NCM tariff positions that limit will be Ps. 3 for each U.S. dollar of the taxable value, including the amount that the application of the aliquot or the official free on board price, as appropriate, gives. If these limits are applied, they will remain in Ps. until the cancellation of the obligation.

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

Formerly, our sole purchaser of ethane, PBB, decided, for commercial reasons, to give priority to the product provided by MEGA. If PBB implements with its policy to take increased volumes of ethane from our competitors, this situation could adversely affect our revenues from Liquids production and commercialization services, if we are unable to sell the ethane and must reinject it into the gas stream.

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

OTHER SERVICES

Other business activities are not subject to regulation by ENARGAS.

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

In September 2017, the UT Río Neuquén was created by YPF, Pampa Energía and Petrobras Brasil, to expand for the next ten years, the services provided at the Río Neuquén Plant. A natural gas dehydration unit with capacity of 71 MMcf/d has been installed and several minor modifications in the plant have been performed.

As for the construction services, the connection of the natural gas supply of the General Rojo thermal power plant to the DVS Construcciones S.A. firm was completed in May 2017 and the gas supply work of the Spegazzini thermal power plant, belonging to Generación Mediterránea, was completed in August 2017.

We have entered into a joint arrangement with SACDE for the purpose of participating jointly in the National Public Bid No. 452-0004-LPU17: Assembly of Pipes for the Construction of the Project “Expansion of the Natural Gas Transportation and Distribution System” (the “UT”). As a result of this bid, the Federal Energy Bureau has awarded the UT the construction of the Regional II - Recreo / Rafaela / Sunchales Gas Pipeline. As of the date of issuance of this Annual Report, activities related to such work are in progress and expected to be concluded in May 2019.

Furthermore, we aim to have a leading role in the development of the energy sector of Argentina. In this sense, we are developing the projects of the Southern Section and Northern Section in the Vaca Muerta fields. To make these investments viable, we executed agreements with various natural gas producers and hired treatment of natural gas services for a period of 10 years.

The total investment in both the Northern Section and the Southern Section will be of U.S.$260 million, being able to reach U.S.$800 million with the expansion of the plant for the natural gas reserves of Vaca Muerta and other areas of the Neuquina basin. It will capture and transport the natural gas production of eight hydrocarbon areas adjacent to the area of Vaca Muerta. The North Section and South Section will provide the infrastructure to transport and condition the production of natural gas for its entry into the transportation systems through 91 miles. The natural gas pipelines have a transportation capacity of 2.2 Bcf/d and the modular conditioning plant of 176.6 MMcf/d in its initial stage.

Currently, in this business segment, we are in an even more challenging environment, in which we will seek to develop attractive businesses to enhance existing ones by anticipating the needs of customers and industries. The energy development of Argentina requires a great effort from all the actors and we are ready to play a leading role.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

In line with the strategy of consolidating the business in the medium and long term, Telcosur reached agreements with new clients (Loma Negra Compañía Industrial Argentina S.A., Shell CAPSA, SACDE y GeoPark Argentina Ltd.) and managed to expand or renew existing agreements (Claro – AMX Argentina S.A., British Telecom, CenturyLink (formerly Level 3), Silica Networks Argentina S.A., Pan American Energy S.A., Transener S.A., AESA, Total Austral S.A, Techint S.A. / Tecpetrol S.A., Oleoductos del Valle S.A., Prosegur S.A. y Cerro Vanguardia S.A.).

C. Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of the date of this Annual Report, including information about ownership and location:

(1)	Incorporated in Argentina.
(2)	Incorporated in Uruguay.

As of the date of issuance of this Annual Report, we are performing the formal steps to liquidate Emprendimientos de Gas del Sur S.A. (“EGS”).

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,706 miles long, of which 4,745 miles operated under the License on an exclusive basis. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high-pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 square/inch. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

Maintenance bases. Maintenance bases are located adjacent to the natural gas pipeline system in order to maintain the pipeline and related surface facilities and to handle any emergency situations which may arise. Personnel at these bases periodically examine the pipelines to verify their condition and inspect and lubricate pipeline valves. Personnel at the bases also carry out a cathodic protection system to ensure that adequate anti-corrosion systems are in place and functioning properly. Such performance also maintains and verifies the accuracy of measurement instruments to ensure that these are functioning within appropriate industry standards and in accordance with the specifications contained in our service regulations.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2018, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,939	30(2)	853/995	59	17	517,300
Neuba I/Loop Sur	1,217	24/30	853	15	5	61,300
Neuba II	1,307	30/36	975/995	21	7	194,000
Other (1)	243	Various	Various	6	3	7,500
Total	5,706			101	32	780,100

(1)	Includes 247miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239miles, and the Chelforó-Conesa pipeline and other minor pipelines.
(2)	Includes two tranches of 24 inches, which correspond to the “Estrecho de Magallanes” natural gas pipeline.

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

Neuba I (Sierra Barrosa-Bahía Blanca). Neuba I was built in 1970 and was expanded by us in 1996. It is one of our two main pipelines serving our principal source of gas supply, the Neuquina Basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the natural gas received from the Neuquina Basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata natural gas fields. The gas delivered from Neuba I is subsequently compressed and injected into the Loop Sur and the General San Martín pipelines for transportation north to the greater Buenos Aires area. As part of the works scheduled to be completed in the Five-Year Plan, we are executing the construction of a compressor plant in the town of Confluencia, Neuquén Province, which will allow the Neuba I gas pipeline to be interconnected with the Neuba II pipeline and thus grant a greater degree of flexibility to the operation of the natural gas transport system.

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

Measurement and Control of the Transport System

To guarantee the reliability of the facilities and optimize the operation of the transport system, it is necessary to have real-time information from the various measurement and control devices installed throughout our more than 5,705 miles of gas pipelines and 32 compressor plants.

To that effect, we have fiscal measurement stations associated with gas receptions from producer facilities and gas deliveries to our distributors or customers, in addition to the mediation equipment installed in the compressor plants to determine the volumes of pumped gas, fuel and other variables of operational interest.

All the information generated by the field devices is collected by our SCADA/EFM system, transmitted through our communications infrastructure and centralized at our headquarters. The fiscal mediation information contains volumes and quality of gas, which is collected by the SCADA/EFM system and saved in a database for further processing by other corporate systems.

In addition, the information is shared in real time with producers, distributors and ENARGAS in order to ensure the required auditability and transparency.

Natural Gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“RTUs”) installed in the receipt and delivery points equipped with the Electronic Flow Measurement (EFM) system. The information is normally collected by the Supervisory Control and Data Acquisition system (which has an ad-hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called Solicitud, Programación, Asignación y Control, which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting natural gas demand.

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

Liquids Production and Commercialization

Our Liquids production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction cryogenic plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline (“Liquids Production and Commercialization”). The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 1.6 Bcf/d.

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 68,882 short tons of liquids. See “—Item 4. Our information —B. Business Overview—Liquids Production and Commercialization” above.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 194.3 MMcf/d and a total compression capacity of 41,700 HP, respectively. The following chart shows summary information regarding the treatment and compression plants’ capacities as of December 31, 2018:

	Treatment capacity (in MMcf/d)	Compression capacity (in HP)
Río Neuquén	166.0	36,540
Plaza Huincul	28.3	5,160
Total	194.3	41,700

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province, which consist of (i) a flexible and modern microwave digital network with SDH technology over more than 2,859  miles, which covers the Buenos Aires–Bahía Blanca–Neuquén routes to the West, Buenos Aires–Bahía Blanca–Comodoro Rivadavia–Río Grande to the South routes, and (ii) a dark fiber optic network of approximately 1,056 miles, which covers La Plata–Buenos Aires–Rosario–Córdoba–San Luis–Mendoza routes. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 374 miles, which covers the route Puerto Madryn – Pico Truncado.

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires – Bahía Blanca – Neuquén; (ii) a fiber optic network of approximately 497 miles, which covers the route Bahía Blanca–Puerto Madryn; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado–Río Gallegos. In 2013, we installed 81 miles of fiber optics to connect the city of Río Gallegos and the radio station “El Cóndor” which is the southernmost continental radio station in South America.

Environmental and Sustainability Policy

Our safety and environment policy establishes a commitment of compliance with the applicable legislation in environmental matters, the prevention of pollution and the continuous improvement of its Sistema de Gestión Integrado (“SGI”). This commitment extends not only to our personnel, but also to contractors who work for, or provide services to, us.

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

A requirement of fundamental importance for us is to guarantee compliance with applicable environmental legislation, both in regulatory matters and at the level of the different jurisdictions in which we operate. To put it into practice, we have specific procedures that establish the obligations related to specific areas and a strategy to monitor the requirements of the authorities that allow for the maintenance of the environmental permits necessary to operate. In the case of projects, the environmental impact assessment is carried out following the requirements of Argentine natural gas rule 153 (NAG153), and any other applicable requirement requested by each local authority. The projects are carried out following the guidelines of the environmental protection plans that arise from the evaluation process.

In the framework of strengthening sustainability management, progress was made in the first stage of the Environmental Improvement Program, with the aim of managing projects that reduce the environmental impact of our operations. A series of projects focused on optimizing the measurements of environmental variables was carried out in order to have a baseline on which to set objectives associated with improvement projects, such as the calculation of the Company’s carbon footprint, and the balance of energy efficiency in the Cerri Complex, Galván Plant and Headquarters. On the other hand, we continue to evaluate technical alternatives with the goal of achieving “zero effluent” in the Cerri Complex.

Environmental performance is monitored through indicators that show trends in the main variables and serve as a basis to evidence the process of continuous improvement. In turn, the adequacy of the SGI in relation to the certified standards is verified through an annual program of internal audits.

We recognize that caring for the environment in the communities, where we carry out our activities, is essential to the strength of our business, understanding that business success is based on the ability to be recognized for operational efficiency, social responsibility and a commitment as a local company.

The Environmental Improvement Program aims to implement projects through interdisciplinary teams that allow us to know/validate the current situation of some of our environmental impacts. These validations will establish the baseline on which future improvements and investments will be calculated. The impacts considered are gaseous emissions, liquid effluents and energy consumption.

The work methodology consists of collecting information and having reliable data that allows us to obtain gas emission inventories, liquid effluent reduction plans and measures for the most efficient use of energy.

The Environmental Improvement Program seeks to reduce negative environmental impacts, avoid demand for environmental causes and non-compliance with legislation. In order to meet its objectives, the following projects have been developed:

•	inventory of gaseous emissions;

•	monitoring of gaseous emissions from the Cerri Complex;

•	zero effluence in Cerri Complex;

•	diagnosis of energy efficiency in Cerri Complex, Puerto Galván and our headquarters;

•	measurement of the vents generated by the use of seals; and

•	sewage effluent treatment plant in Plaza Huincul.

Prevention and Control of Impacts on the Environment

We have a database that evaluates all activities that may have a significant impact on the environment or risks to the health and safety of our staff and contractors.

The main environmental factors affecting our operations are related to emissions to the atmosphere (including methane and combustion gases), generation of waste, environmental noise and archaeological or paleontological findings. To assess the respective risk, all of these factors are evaluated based on the probability of occurrence and the magnitude of the damage that such factor could cause. Those environmental factors have one or more control procedures to guarantee our adequate operation.

In order to produce a planned response and an operational method in the event of an incident, emergency or crisis, we issued a crisis plan and particular emergency plans for each site. These plans take into account the possible impact on the community, the environment and the availability of external support services. In particular, in the Cerri Complex of Bahía Blanca, we participate in the Awareness and Preparedness for Emergencies at Local Level Plan (APPEL Plan), a process of awareness and preparation for emergencies designed by the United Nations, which seeks to provide organized responses in the event of major technological accidents. The objective is to protect the community from human and material losses, as well as to avoid damage to the environment, by preparing a coordinated emergency plan. This program is distinguished from other community experiences of self-protection given it requires the active participation of the community, local government authorities and the industry. In the case of the Galván Plant, the National Contingency Plan (PLANACON) is applied, aimed at responding to environmental emergencies in port areas and with jurisdiction of Prefectura Naval Argentina. It focuses on the mitigation of possible spills of dangerous substances, for which simulations are carried out and a company qualified for a response to spills is hired.

Insurance

We maintain insurance, subject to deductibles, against third-party liability, damage to all of our facilities used in the Liquids and Other Services business segments and our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant to a standard D&O insurance. For additional information, see “Item 3. Key Information.—D. Risk Factors.—Risks Relating to Our Business—Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.”

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2018, 2017 and 2016 relate to the fiscal years ended December 31, 2018, 2017 and 2016, respectively.

We maintain our accounting books and records in pesos. Our Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with the accounting policies based on the IFRS issued by the IASB.

Our management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2018, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2018, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2017, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2017 and 2016, included elsewhere in this Annual Report have been restated to constant currency in accordance with IAS 29 for comparative purposes from the original figures reported using non-hyperinflation accounting. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine pesos as of December 31, 2018.

For information relating to the presentation of financial information, see “Presentation of Financial and Other Information.”

Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business at the end of each reporting period, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates:

•	impairment of property, plant and equipment (“PPE”);

•	provisions for legal claims and others; and

•	income tax – deferred tax assets and tax credits.

Impairment of property, plant and equipment

We consider each of our business segments to be a single cash generating unit (“CGU”). Accordingly, we evaluate the carrying value of our PPE for impairment on a segment-by-segment basis when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

When assessing whether an impairment indicator may exist, we evaluate both internal and external sources of information, such as the following:

•	whether significant decreases in the market values of PPE elements took place;

•	whether prices of the main products and services that are marketed decreased;

•	whether significant changes in the regulatory framework were introduced;

•	whether operating costs suffered a material increase;

•	whether evidence of obsolescence or physical damage has occurred; and

•	whether the macroeconomic situation in which we carry out our activities, including significant variations in the sale prices of products, raw materials, interest rates, etc., has worsened.

We base our evaluations of property, plant and equipment on the assets value in use, its recoverable amount. The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids Production and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material, (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments (iii) projections of the future costs to be incurred, and (iv) expected macroeconomic variables such as interest rates, inflation and foreign exchange rates. The discount rate is our weighted average cost of capital.

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

No impairment indicators were identified during the years ended December 31, 2018 and 2017.

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

We believe that our accounting policies relating to the provision for legal and other claims are “critical accounting policies” because:

•	it requires our management to make estimates and assumptions that are highly susceptible to change from period to period; and

•	the impact that recognizing or reversing provisions for legal claims and others would have on our consolidated balance sheet as well as on the results of our operations could be material.

Income tax – deferred tax assets and tax credits

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Determining the amount of deferred tax assets that can be booked requires the exercise of considerable judgment on the part of management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business.

On December 29, 2017, the Executive Branch promulgated and put into effect the Tax Reform. Among other things, this reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 35%, 30% and 25% for fiscal periods 2017, 2018 through 2019 and 2020 onwards, respectively.

Since these regulations were in full force, for the calculation of deferred assets and liabilities, we estimate the reversal of the deferred items and the tax rates applicable in the period in which the asset is expected to be realized or the liability is expected to be canceled.

As of December 31, 2018 and 2017, we do not maintain any income tax loss carry-forward.

Entities in Argentina are subject to the Impuesto a la Ganancia Mínima Presunta (the tax on minimum presumed income, “TOMPI”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the TOMPI. The TOMPI payable is calculated on an individual entity basis at the enacted tax rate of 1% and is based upon our taxable assets as of the end of the year. Any excess of the TOMPI over the current income tax may be carried forward and recognized as a tax credit against future income taxes payable over a ten-year period. When we assess that it is probable that we will use the TOMPI payment against future taxable income tax charges, we recognize the TOMPI as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Consolidated Statement of Financial Position. At December 31, 2018 current income tax owed exceeded TOMPI, thus we have not recorded any TOMPI payable.

In accordance with the provisions of article 76 of Law No. 27,260, the TOMPI has been repealed for the periods beginning on or after January 1, 2019.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine limited liability company (sociedad anónima) and all of our operations and operating assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. In particular, these factors affect our operating costs and revenues.

Since the onset of the severe economic crisis in Argentina in late 2001, our revenue composition has changed significantly, mainly as a consequence of (i) the substantial devaluation of the peso as compared to the U.S. dollar; (ii) high inflation since 2002; and (iii) the suspension, pursuant to the Public Emergency Law, of adjustments of the tariff for the transportation and distribution of natural gas. Regarding our Liquids Production and Commercialization business segment, in the past the Government has intervened in the market to implement measures to limit exports and limit selling prices. In addition, LPG and natural gasoline prices are set by reference to international prices, which suffered sharp decreases in 2014 and 2015, but recovered by the end of 2016 showing a significant increase during 2017. However, during 2018 after the existence of global macroeconomic instability and the decrease in the price of commodities, LPG and natural gasoline prices are set by reference to international prices showed certain volatility.

For the year ended December 31, 2018, 48.8% and 45.4% of our net revenues were attributable to our Liquids production and commercialization segment and to our natural gas transportation business, respectively.

The following table sets forth, for the years indicated, the variation of key economic indicators in Argentina during the years indicated, as reported by official sources.

	2018	2017	2016	2015	2014
WPI (1)	73.5	18.8	34.6	10.6	28.3
CPI (2)	47.6	24.8	36.1	23.6	23.9
Devaluation of pesos vs. dollar (in %)	102.2	17.4	9.3	52.5	31.1
Real GDP (pesos of 2004) (% change)	2.5	3.9	(2.3)	2.6	(2.6)
Industrial production (% change)	(5.0)	1.8	(4.6)	0.1	(2.5)
Transportation services tariffs increase	79.5	182.0	200.1	44.3	20.0

(1)
For the year 2015, the latest information published by the INDEC refers to October 2015. This rate (which contains ten months accumulated), was complemented with CPI average rates as of November and December 2015 published by the Province of San Luis and the City of Buenos Aires (7.8%).

(2)
Since June 2016, the INDEC began to gradually publish CPI information for the period commencing in May 2016 and concluding in December 2016. As of the date of issuance of this Annual Report the CPI for the first four months of 2016 has not been published. As a consequence of the lack of information, we completed the missing information with Consumer Price Index average rates for these four months published by the Province of San Luis and the City of Buenos Aires (16.6%).

Source: INDEC, Banco Nación Argentina, Statistical Agencies for the Province of San Luis and the City of Buenos Aires.

Before 2016, the lack of adjustments to our natural gas transportation tariffs and sustained cost increases over the years have resulted in a substantial deterioration in the operating results of our natural gas transportation segment.

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

Consideration of the Effects of Inflation and Restatement of Financial Statements

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

In January 2007, the INDEC modified its methodology for calculating the CPI in order to reflect the CPI for the Greater Buenos Aires Area (CPI-GBA). Some private analysts have suggested that the change was driven by Argentina’s policy to control inflation and reduce payments on its inflation-linked bonds and have materially disagreed, and continue to disagree, with INDEC’s official inflation data (as well as other economic data affected by inflation data). In January 2014, the Government established the IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of the country and the City of Buenos Aires. The methodological and geographic differences in the calculation of the CPI-GBA and the IPCNu caused the Government to decide to discontinue the publication of the IPCNu.

On January 7, 2016, the new leadership of the INDEC declared a “national statistical emergency” and implemented several reforms in order to reorganize the INDEC. As a result, the INDEC did not publish CPI data until June 2016, with information from April 2016. During the implementation of these reforms, the INDEC used the figures for CPI and other official statistics published by the Province of San Luis and the Autonomous City of Buenos Aires. The CPI for the first four months of 2016 and November and December 2015 has not been published. Further, there are no communications from the INDEC expressing their intention to recalculate CPI for those months.

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measurement at the reporting date of the reporting period. IAS standard lists a series of factors that should be considered in determining whether an economy is hyperinflationary, including whether the cumulative rate of inflation over three years approaches or exceeds 100%.

In order to evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the CPI as of January 2017 (base month: December 2016) with the WPI, both published by the INDEC until that date, computing for the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires.

Considering the aforementioned index, inflation was 47.6%, 24.8% and 34.6% in the years ended December 31, 2018, 2017 and 2016, respectively.

The restatement method of IAS 29 establishes that monetary assets and liabilities (those with a fixed nominal value in local currency) must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period reported, revealing this information in a separate line item.

Assets and liabilities subject to adjustments based on specific inflation agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be (i) restated by applying a general price index and (ii) expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period.

As of the IAS 29 transition date (January 1, 2016), the Company applied the following rules to express the shareholders equity accounts in the currency unit at December 31, 2018:

•	The components of the capital stock were restated from the dates they were contributed;

•	Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement);

•
The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding paragraphs; and

•
After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which the variation is added by any other means.

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those income statement items that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The effects of adopting IAS 29 on equity at the transition date (January 1, 2016) and as of December 31, 2016 and 2017 and on the results for the year 2016 and 2017 are as follows:

	Balances as of 01/01/2016	Balances as of 12/31/2016	Balances as of 12/31/2017
Total equity according to financial statements approved on 04/13/2018	1,695,434	2,526,378	5,319,640
Increase due to adjustment of common stock	17,321,734	17,321,734	17,321,734
(Decrease) / increase in accumulated retained earnings	(368,161)	(319,709)	2,638,215
Total equity after the application of IAS 29	18,649,007	19,528,403	25,279,589

	2016	2017
Total comprehensive income for the year ended December 31, 2016 and 2017 according to financial statements approved on 04/13/2018	930,678	2,793,266
Gain on net monetary position	1,038,647	465,975
Restatement of income / (expense) items including income tax	(863,030)	2,491,952
Total comprehensive income after the application of IAS 29	1,106,295	5,751,193

Any restated non-monetary asset amount exceeded its recoverable amount. For additional information regarding the impact of the application of IAS 29, see Note 4.d to our Financial Statements included elsewhere in this Annual Report.

Argentine Macroeconomic Outlook for 2019

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

In addition, on December 28, 2017, the Argentine Congress passed the Pension Reform Act, with the goal of improving the sustainability and predictability of Argentina’s pension program, while still protecting the most vulnerable persons. To that effect, the Pension Reform Law modified the basic formula for the periodic adjustment of retirements, pensions and the Universal Child Allowance (Asignación Universal por Hijo).

The Pension Reform Act also modified Section 252 of Labor Act No. 20,744 by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings (compared to age 65 under the prior regimen). Public sector employees are excluded from the foregoing provision.

The year 2018 has been marked by high macroeconomic volatility as a result of the impact of both external and internal factors on the main economy variables. The combination of international geopolitical tensions, the drought at the beginning of the year, uncertainty related to the monetary policy evolution, higher fiscal pressure and the Argentinean economy’s external vulnerability bred the conditions that led to the exchange crisis of April 2018. To such an extent so that in 2018 the Argentine peso depreciated by 102%, reaching $37.70 per United States dollar as of December 31, 2018. These factors contributed to a rapid retraction of the economic activity that endured as from the second quarter of the 2018 year. In general terms, most economic sectors were affected by the general macroeconomic context.

In this context, the national government announced a new fiscal adjustment program that would seek to restore public accounts and eliminate the primary fiscal deficit in 2019. On June 16, 2018 the IMF granted Argentina a stand-by agreement for an amount of US$ 50,000 million, which was later enlarged by US$ 7,100 million, contemplating an advance disbursement to be conducted by the entity.

As from October 1, 2018, the BCRA implemented a new monetary policy scheme with the aim of reducing inflation. Specifically, the BCRA commits to not increasing the monetary base level until June 2019. The monetary goal is implemented through daily operations of Liquidity Notes  with banks, the current rate of which is at around 65%.

At the same time, the BCRA monetary policy is complemented with the definition of a no exchange intervention area, which means that it will allow a free peso flotation that as of March 31, 2019 was between $39.4 and $ 51.0 per each U.S. dollar.

At the date of issuance of this Annual Report there is uncertainty regarding the impact that these and other measures that the Government can take will have on key macroeconomic variables and particularly on the energy sector.

While our business continued growing in 2018, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

New accounting pronouncements not adopted as of December 31, 2018

IFRS 16 “Leases”

In January 2016, IFRS 16 “Leases” was issued which establishes a new model of accounting for leasing operations. This standard replaces the current guidance on the accounting for such operations in IAS 17 “Leases” and related interpretations.

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

IFRS 16 is applicable for annual periods beginning after January 1, 2019, with earlier application permitted. Adoption is retroactive.

Given the analysis carried out by our management, it is not estimated that the application of IFRS 16 will have a significant impact on the accumulated results nor the financial position of the Company.

IFRIC Interpretation 23, Uncertainty over Income Tax Treatments:

This interpretation clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax basis, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted.  Given the analysis carried out by Management, it is not estimated that the application of IFRIC 23 will have a significant impact on our accumulated results nor the financial position.

Annual Improvements to IFRS Standards 2015 – 2017 Cycle

It includes amendments to IFRS 3 – Business combinations, IFRS 11 – Joint Arrangements, IAS 12 – Income tax and IAS 23 – Borrowing Costs.

Regarding IAS 23 amendment clarifies that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

These amendments are effective for annual periods beginning on or after January 1, 2019. As they are accounting practices of the Company, no effect is expected on the financial statements.

Amendments to IFRS 9 – Financial instruments

The amendments introduced to IFRS 9, modify the application guide in relation to the classification of financial assets in the case of contractual terms that change the calendar or amount of contractual cash flows to determine whether the cash flows that could arise due to that condition are only payments of the principal and interests. When it is a condition that allows the issuer to pay (or allow the holder to repay) a debt instrument before maturity, it must be considered whether the anticipated amount represents the unpaid amount of principal and interest, and may include reasonable compensation for cancellation anticipated of the contract regardless of the event that causes the anticipated termination.

These amendments are effective for annual periods beginning on or after January 1, 2019. As they are accounting practices of the Company, no effect is expected on its financial statements.

Amendments to IAS 1 and IAS 8 Regarding the Definition of Materiality

In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the Conceptual Framework.

Additionally, these amendments incorporate new concepts that helped both financial statement preparers and their users to prepare and interpret the financial information included in them.

These amendments are applied on a prospective basis and are effective for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

Discussion of Results of Operations for the Years Ended December 31, 2018 and 2017

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2018 and 2017, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2018	2017	Variation	Percentage of change
	(in millions of pesos)
Revenues	34,062.7	19,953.3	14,109.4	70.7%
Operating costs	(14,232.7)	(10,040.7)	(4,192.0)	41.8%
Depreciation	(1,955.6)	(1,894.9)	(60.6)	3.2%
Costs of sales	(16,188.3)	(11,935.7)	(4,252.6)	35.6%
Gross profit	17,874.4	8,017.6	9,856.8	122.9%
Administrative and selling expenses	(2,726.5)	(1,541.2)	(1,185.3)	76.9%
Other operating loss	(890,8)	(271.6)	(619.2)	228.0%
Operating profit	14.257,1	6,204.8	8,052.3	129.8%
Net financial results	(2.846,3)	(528.3)	(2,318.0)	438.7%
Share of profit from associates	18.2	21.6	(3.4)	(15.7%)
Income tax (expense) / gain	(13.2)	53.1	(66.3)	n/a
Total net income and total comprehensive income	11,415.8	5,751.2	5,664.6	98.5%

Year 2018 Compared to Year 2017

Total comprehensive income

For the year ended December 31, 2018, we reported a total net income and a total comprehensive income of Ps. 11,415.8 million, which represents a Ps. 5,664.6 million increase compared to the total net income and total comprehensive income of Ps. 5,751.2 million reported in 2017.

The positive variation in the comprehensive net results for fiscal year ended December 31, 2018, was mainly attributed to the increase of the operating profit of Ps. 8,052.3 million partially offset by the increase of Ps. 2,318.0 million in net financial expense.

The material factors affecting total comprehensive income were as follows:

•
Net revenues reached Ps. 34,062.7 million, an increase of Ps. 14,109.4 million compared to the 2017 fiscal year. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Liquids Production and Commercialization segments, which grew by 108.6% or Ps. 8,359.9 million and 48.8% or Ps. 5,453.5 million, respectively.

•
Operating costs, including depreciation of fixed assets, increased by Ps. 4,252.6 million, or 35.6% over 2017 fiscal year, primarily as a result of: (i) the increase in the price and volumes of natural gas used as RTP totaling Ps. 2,612.5 million, (ii) more third parties services and higher fees at Ps. 918.5 million, (iii) higher charges for the preservation of fixed assets, including depreciation of Ps. 315.1 million and (iv) labor costs of Ps. 139.0 million.

•
Administrative and selling expenses rose by Ps. 1,185.3 million, or 76.9% over 2017 fiscal year, as a result of: (i) the increase in the turnover tax and tax on exports of Ps 747.8 million, (ii) higher doubtful accounts charges by Ps. 120.9 million and (iii) higher depreciations of Ps. 142.0 million.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2018 and 2017 represented 47.5% and 59.8%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2018 and 2017 represented 8.0% and 7.7%, respectively, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2018 and 2017.”

Share of profit from associates

For the year ended December 31, 2018, we recorded a profit from our investment in associates of Ps. 18.2 million, compared to the profit of Ps. 21.6 million recorded in 2017.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2018 and 2017 are as follows:
	Year ended December 31,
	2018	2017
	(in millions of pesos)
Financial income
Interest income	1,345.3	133.1
Fair value gains on financial instruments through profit and loss	1,372.9	442.5
Foreign exchange gain	8,164.2	561.6
Derivative financial instruments results	106.1	-
Subtotal	10,988.5	1,137.2
Financial expenses
Interest expense	(1,675.4)	(846.4)
Foreign exchange loss	(13,122.0)	(1,117.2)
Other financial charges	(243.6)	(167.9)
Subtotal	(15,041.0)	(2,131.5)
Gain on monetary position	1,206.2	466.0
Total	(2,846.3)	(528.3)

In accordance with the provisions of IAS 29, the Company opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2018, the financial results decreased by Ps. 2,318.0 million compared to previous year. This variation is mainly explained by: (i) the negative foreign exchange rate variation of Ps. 4,402.2 million booked during fiscal year 2018 compared to 2017, (ii) higher interests accrued by the 2018 Notes maturing on May 2, 2025, amounting to US$ 500 million, (iii) a Ps. 194.4 million charge related to the premium paid to cancel the notes issued in February 2014, and (iv) the impact of a higher average foreign exchange rate on total interests in US dollars. These negative effects were partially offset by higher interests generated by financial assets of Ps. 2,142.6 million as well as an increase in the gain on monetary position of Ps. 740.2 million given an increase in the annual inflation rate (24.8% in 2017 compared to 47.6% in 2018).

Income tax

Income tax for fiscal year 2018 was negative at Ps. 13.2 million, compared to a gain of Ps. 53.1 million in fiscal year 2017. The negative variation of Ps. 66.3 million is explained by higher current income tax of Ps. 755.7 million as a consequence of higher taxable profits in fiscal year 2018 and the one-time tax the Company must pay for adopting the tax revaluation option of Ps. 1,048.0 million. These effects were partially offset by a reduction in the deferred tax liability generated by the future recognition benefit derived from higher property, plant and equipment depreciations as a consequence of the tax revaluation of Ps. 1,737.5 million.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2018 and 2017

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2018 and 2017:

Year ended December 31,	Year ended December 31, 2018 compared to year ended December 31, 2017
2018	2017	Variation	Percentage Change
Natural Gas Transportation
Revenues (1)	16,060.5	7,701.2	8,359.3	108.6%
Cost of sales	(5,164.3)	(4,178.9)	(985.4)	23.6%
Gross profit	10,896.2	3,522.3	7,373.8	209.4%
Administrative and selling expenses	(1,788.9)	(1,016.7)	(772.2)	76.0%
Other operating expense	(156.3)	(327.2)	171.0	(52.3%)
Operating profit	8,951.1	2,178.4	6,772.6	310.9%

Liquids Production and Commercialization
Revenues	16,627.4	11,174.0	5,453.5	48.8%
Cost of sales	(10,486.0)	(7,271.6)	(3,214.4)	44.2%
Gross profit	6,141.4	3,902.4	2,239.0	57.4%
Administrative and selling expenses	(724.2)	(359.1)	(365.2)	101.7%
Other operating (expense) / income	(726.7)	64.7	(791.4)	n/a
Operating profit	4,690.5	3,608.1	1,082.4	30.0%

Other services
Revenues	1,810.1	1,199.2	610.9	50.9%
Cost of sales	(1,054.2)	(655.8)	(398.4)	60.8%
Gross profit	755.9	543.3	212.5	39.1%
Administrative and selling expenses	(179.4)	(143.4)	(36.0)	25.1%
Other operating expense	(5.4)	(9.2)	3.8	(41.3%)
Operating profit	571.0	390.8	180.2	46.1%

Telecommunications
Revenues	163.1	124.1	39.0	31.4%
Cost of sales	(82.2)	(74.6)	(7.6)	10.5%
Gross profit	80.9	49.5	31.4	62.9%
Administrative and selling expenses	(34.0)	(22.0)	(12.0)	54.6%
Other operating (expense) / income	(2.3)	0.2	(2.5)	-n/	a
Operating profit	44.6	27.6	17.0	60.4%

(1)	Includes of intersegment revenues of Ps. 598.4 million and 245.2 million for the fiscal years 2018 and 2017, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 45.4% and 37.4% of our total revenues during the years 2018 and 2017, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

During 2018, the Natural Gas Transportation business segment recorded an operating profit of Ps. 8,951.1 million, compared to the Ps. 2,178.2 million recorded in 2017. The main factors that affected the results of operations of this segment compared to 2017 are the following:

•	Revenues from the Natural Gas Transportation business segment increased by Ps. 8,359.3 million for the year 2018 compared to 2017;

•
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2018, increased by Ps. 6,411.8 million. The increase is mainly due to the combined effect of: (i) the full application during fiscal year 2018 of the tariff increases granted by Resolutions 4362 and 120 of 58% and 78%, respectively, (ii) the application starting April 1, 2018 of Resolution 310 including a tariff increase equivalent to 50%; and, (iii) the application starting October 1, 2018 of Resolution 265 including a tariff increase equivalent to 19.7%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•	Revenues related to interruptible natural gas transportation service increased by Ps. 1,462.0 million. The increase mainly resulted from the tariff increase discussed above,

•
Revenues relating to the CAU increased by Ps. 132.2 million. The value of the CAU is much less than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU,

•	Intersegment sales increased by Ps. 353.2 million given larger volumes of natural gas transported to Cerri Complex and tariff increases,

•	During 2018, we received nominal tariff increases totaling 79.5%;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2018 increased by Ps. 1,757.6 million, from Ps. 5,195.6 million to Ps. 6,953.2 million, as compared to the year ended December 31, 2017. This increase was mainly attributable to: (i) a higher technical assistance fee accrued of Ps. 578.0 million, (ii) an increase of Ps. 247.6 million in ordinary maintenance expenses for the pipelines and other fixed assets and (iii) higher tax on sale of Ps. 407.2 million, (iv) higher depreciations amounting to Ps. 185.3 million and (v) a higher charge in doubtful accounts by Ps. 155.9 million; and

•	The positive variation in other operating expenses mainly resulted from a Ps. 109.5 million decrease in certain non-financial assets.

On March 29, 2019, ENARGAS issued Resolution 192 with the tariff charts including a 26% increase, effective form April 1, 2019, in the natural gas transportation service tariff and the CAU corresponding to the non-automatic semiannual tariff increase granted by Resolution 4362.

Liquids Production and Commercialization Segment

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

The Liquids production and commercialization segment represented 48.8% and 56.0% of our total net revenues during the years ended December 31, 2018 and 2017, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2018 and 2017, all of our sales were made for our account.

All ethane produced by our Liquids segment in the years ended December 31, 2018 and 2017 was sold locally to PBB. On September 6, 2018, we entered into a new agreement with PBB. The agreement is retroactively as of May 1, 2018 and will expire on December 27, 2027 and provides TOP and DOP clauses, which allow us to obtain a minimum of revenues irrespective of the volumes purchased by PBB. Said agreement maintains the main commercial terms included in the previous agreement and also includes improvements in the take-or-pay clause that guarantees increases in the sales volumes that will be implemented in a gradual manner over the first five years of term.

Our ethane sales for the years 2018 and 2017 represented 36.2% and 31.1% of our Liquids Production and Commercialization net revenues. For this reason, any decrease in the volumes of ethane sold to PBB may have a negative impact on our net revenues.

In 2018, we sold 57.9% of our production of LPG in the local market to LPG marketers, compared to 57.3% in 2017, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2018 and 2017 was exported. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2018 and 2017 in short tons were as follows:

	Years ended December 31,		Year ended December 31, 2018 compared to year ended December 31, 2017
	(volumes in short tons)		(volumes in short tons)
	2018	2017	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	437,362	311,786	125,576.0	40.3%
Propane	172,834	194,665	(21,830.9)	(11.2%)
Butane	171,889	156,912	14,976.9	9.5%
Subtotal	782,085	663,363	118,722.1	17.9%

Exports
Propane	162,018	158,895	3,122.8	2.0%
Butane	88,872	103,259	(14,386.7)	(13.9%)
Natural Gasoline	132,311	133,802	(1,490.0)	(1.1%)
Subtotal	383,201	395,956	(12,753.9)	(3.2%)
Total Liquids	1,165,286	1,059,319	105,968.2	14.7%

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of government regulation of domestic prices See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Exports.”

Between January 7, 2017 and September 4, 2018, natural gasoline, LPG exports were not subject to hydrocarbons withholding. This is because the hydrocarbon export rights scheme created by Law 26,732 and its amendments was not renewed upon its expiration date. For the year ended December 31, 2017, when the average applicable withholding rates were of 1%, the total accrued exports withholding amounted to Ps. 1.3 million.

On September 4, 2018, by means of Decree No. 793/2018 (later amended by National Executive Branch Decree No. 865/2018, the effectiveness of which was ratified by Law 27,467), the National Executive Branch stipulated a 12% withholding on exports for all the goods comprised in the common customs MERCOSUR nomenclature, with a maximum of Ps. 4 per United States dollar for the products that our Company exports. This measure was stipulated provisionally until December 31, 2020. For the year ended December 31, 2018, the total accrued exports withholding amounted to Ps. 248.9 million.

In the domestic market, the Secretary of Energy continued issuing a series of measures with the aim of reducing the impact of the subsidies in public account to reduce the negative impact that the participation in the Households with Bottles Program and Propane for Networks Agreement have in the results of operations of natural gas liquids (“NGL”) producers. These measures include an increase in the sale price from selling LPG bottles the above-mentioned agreements.

Butane and propane price commercialized under the Households with Bottles Program is determined by the SHR, the Hydrocarbon Resources Secretariat, which in 2017 issued Resolutions No. 56-E/2017 and No. 287-E/2017, setting the prices at Ps. 2,568 per ton of butane and Ps. 2,410 for propane as of April 2017 and at Ps. 4,302 per ton of butane and Ps. 4,290 per ton of propane as of December 1, 2017. The compensation received from the Federal Energy Bureau is currently at Ps. 550 per ton of butane, which has remained unchanged since April 2015.

During 2018, the price SHR issued Resolution No. 5/2018 increasing, from April 1, 2018, the price paid under the Households with Bottles Program to Ps. 5,416 per ton of butane and Ps. 5,502 per ton of propane. The compensation paid to us remained without modification at Ps. 550 per ton of butane.

Afterwards, on January 28, 2019 the Secretariat of Energy issued Resolution No. 15/2019, which modifies the price at which products supplied to the Household with Bottles Program are commercialized. As from February 1, 2019 prices went up to Ps. 9,154 and Ps. 9,042 per ton of butane and propane, respectively, whereas the compensation received from the Argentine government was eliminated.

Under this agreement, we collect compensation from the Government, which is calculated taking into consideration the export parity price published monthly by the Federal Energy Bureau.

Regarding the Propane for Networks Agreement, on May 30, 2018, we signed the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2018 the Liquids Production and Commercialization business segment recorded operating income of Ps. 4,690.5 million, compared to Ps. 3,608.1 million in 2017. The main factors that affected the results of operations for this segment compared to 2017 were the following:

•
Segment revenue increased by Ps. 5,453.4 million in 2018, compared with the previous year. This increase is mainly due to increases of: (i) Ps. 2,624.1 million as a result of depreciation of the Argentine peso against the U.S. dollar, (ii) Ps. 1,435.4 million resulting from higher international reference prices and the increase in the price of the butane received under the Households with Bottles Program and (iii) Ps. 1,381.0 million resulting from higher volumes sold;

•
In 2018 propane, butane and natural gasoline export prices recorded increases of 8.1%, 1.0% and 26.3%, respectively, although with some volatility. In spite of that, in line with the developments in the oil prices, significant drops were recorded as from October and therefore prices as of December 2018 were 30% lower than in October;

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting in a negative operating margin on domestic sales of LPG;

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2018 increased by Ps. 3,579.5 million, from Ps. 7,630.7 million to Ps. 11,210.2 million, as compared to the year ended December 31, 2018. This increase was mainly due to: (i) the rise in the price of natural gas that we are required to purchase in as RTP as part of the Liquids processing business of Ps. 2,612.5 million, (ii) higher taxes, mainly due to tax on exports, of Ps. 247.6 million and (iii) higher technical assistance fee of Ps. 149.3 million; and

•
Other operating expenses increased by Ps. 791.4 million mainly resulting from the Ps. 685.4 million (US$ 21.3 million) payment made, on June 14, 2018, as part of the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015, against the Company for US$ 306.3 million.

For the period from October 1, 2017 to April 30, 2018, we sold our LPG exports to Petredec (Europe) Limited. This agreement stipulated monthly sales by us of approximately 16,534 short tons of propane and 16,534 short tons of butane at the international reference price plus a fixed charge per ton sold. Since the termination of the agreement with Petredec (Europe) Limited, we have performed spot sales and to the date of this Annual Report, we are under negotiations for a new agreement.

As in prior years, in the period ranging from May to September 2018, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of LPG.

Regarding natural gasoline exports, for the period ranging from February 1, 2018 to January 31, 2019, we entered a new agreement with Petrobras Global Trading S.V.

To guarantee continuity in the supply of this product, we renewed the agreement with Petrobras Global Trading B.V. for the period February 1 2019 – January 31 2020 improving former conditions.

Additionally, we export to Chile and Paraguay by land. Although volumes exported under this modality are lower than volumes exported by sea, which increased over the last several years, allowing us to capitalize a higher operative margin.

Regarding the price of natural gas, measured in United States dollars, acquired for RTP for processing at the Cerri Complex although in the last quarter of 2018 a drop was recorded due to the increase in the supply of available natural gas, in 2018 the average price was slightly above the price recorded in 2017.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities, related to construction, operation and maintenance of pipelines and compressor plants.

During 2018, the other services business segment recorded an operating profit of Ps. 571.0 million, compared to Ps. 390.8 million in 2017. The main factors that affected the results of operations of this segment during 2018 are the following:

•
Net revenues increased by Ps. 610.9 million primarily due to the higher sales associated with: (i) the effect of the depreciation of the Argentine peso against the US dollar of Ps. 217.3 million, (ii) higher construction works performed by the UT of Ps. 314.5 million, (iii) higher natural gas compression and treatment services of Ps. 72.2 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 434.4 million, mainly due to increases in: (i) professional services fees (Ps. 125.0 million), (ii) property, plant and equipment maintenance (Ps. 21.4 million), (iii) labor costs (Ps. 99.4 million), (iv) costs of services rendered to third parties (Ps. 51.2 million) and (v) turnover tax (Ps. 40.7 million).

On April and November 2018, we signed a concession agreement with the province of Neuquén and Gas y Petróleo de Neuquén S.A., which allows us to invest in gathering pipelines and treatment plants that will permit the injection of the natural gas proceeding from the existing gas projects in the basin to Neuba II natural gas pipeline.

The Vaca Muerta system will have two gathering ducts; the first will have an extension of 71 miles, a 36” diameter and a 1.2Bcf/d transportation capacity in the Northern Section and the second of them with a 20 miles extension, a 30” diameter and 882.3 MMcf/d transportation capacity in the Southern Section. The gas transported through this pipeline system will be treated at a new conditioning plant that we are building at Tratayén, Province of Neuquén with an initial capacity of 176.6 MMcf/d, which is foreseen to be expanded as the volumes of gas transported in the Vaca Muerta system increase.

The estimated initial investment is US$ 260 million. Construction works of this project are expected to be completely concluded in the fourth quarter of 2019.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2018, the Telecommunications business segment recorded an operating profit of Ps. 44.6 million, compared to Ps. 27.8 million in 2017. The main factors that affected the results of operations of this segment during 2018 are the following:

•
Net revenues increased by Ps. 39.0 million in the year ended December 31, 2018 when compared to 2017. The positive variation was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar; and

•	Costs of sales, administrative and selling expenses increased by Ps. 19.6 million.

Discussion of Results of Operations for the Years Ended December 31, 2017 and 2016

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2017 and 2016, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2017	2016	Variation	Percentage change
	(in millions of pesos)
Revenues	19,953.3	14,645.5	5,307.8	36.2%
Operating costs	(10,040.7)	(8,286.6)	(1,754.2)	21.2%
Depreciation	(1,894.9)	(1,738.9)	(156.1)	9.0%
Costs of sales	(11,935.7)	(10,025.4)	(1,910.3)	19.1%
Gross profit	8,017.6	4,620.1	3,397.5	73.5%
Administrative and selling expenses	(1,541.2)	(1,576.6)	35.5	(2.3%)
Other operating loss	(271.6)	(130.6)	(141.0)	108.0%
Operating profit	6,204.8	2,912.8	3,292.0	113.0%
Net financial results	(528.3)	(709.3)	181.0	(25.5%)
Share of profit from associates	21.6	5.1	16.6	325.5%
Income tax expense	53.1	(1,102.3)	1,155.4	(104.8%)
Total net income and total comprehensive income	5,751.2	1,106.3	4,644.9	419.9%

Year 2017 Compared to Year 2016

Total comprehensive income

For the year ended December 31, 2017, we reported a total net income and a total comprehensive income of Ps. 5,751.2 million, which represents a Ps. 4,644.9 million increase compared to the total net income and total comprehensive income of Ps. 1,106.3 million reported in 2016.

The positive variation in the comprehensive net results for fiscal year ended December 31, 2017, was mainly attributed to the increase of the operating profit of Ps. 3,292.0 million and a decrease of Ps. 1,155.4 million in the income tax expense.

The material factors affecting total comprehensive income were as follows:

•
Net revenues reached Ps. 19,953.3 million, an increase of Ps. 5,307.8 million compared to the 2016 fiscal year. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Liquids Production and Commercialization segments, which grew by 79.1% or Ps. 3,400.5 million and 18.8% or Ps. 1,769.2 million, respectively;

•
Operating costs, including depreciation of fixed assets, increased by Ps. 1,910.3 million, or 19.1% over 2016 fiscal year, primarily as a result of an increase in the price of natural gas used as replacement for thermal plant reduction at the Cerri Complex combined with butane purchases made to supply the local market, higher charges for maintenance of fixed assets and depreciation and an increase in labor costs; and

•	Administrative and selling expenses decreased by Ps. 35.5 million, or 2.3% over 2016 fiscal year.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2017 and 2016 represented 59.8% and 68.4%, respectively, of net revenues reported in the corresponding year. This decrease in the cost of sales as a percentage of revenues is primarily the result of a 36.2% increase in net revenues mainly due to natural gas transportation services tariff increases, while cost of sales increased at a lower rate.

Administrative and selling expenses for the years ended on December 31, 2017 and 2016 represented 7.7% and 10.8%, respectively, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2017 and 2016.”

Share of profit from associates

For the year ended December 31, 2017, we recorded a profit from our investment in associates of Ps. 21.6 million, compared to the profit of Ps. 5.1 million recorded for 2016.

Net Financial Results

Net financial results for the years ended December 31, 2017 and 2016 are as follows:

	Year ended December 31,
	2017	2016
	(in millions of pesos)
Financial income
Interest income	133.1	206.4
Fair value gains on financial instruments through profit and loss	442.5	329.4
Foreign exchange gain	561.6	281.0
Subtotal	1,137.2	816.8
Financial expenses
Interest expense	(846.4)	(937.4)
Foreign exchange loss	(1,117.2)	(1,486.4)
Derivative financial instruments results	-	(9.4)
Other financial charges	(167.9)	(131.5)
Subtotal	(2,131.5)	(2,564.8)
Gain on monetary position	466.0	1,038.6
Total	(528.3)	(709.3)

Financial income was higher in 2017 as a consequence of foreign exchange rate gain earned by financial assets which were higher as a result of an increase in the amounts invested, even though the interest rate applicable to such investments was lower compared to the same period of the previous year.

Financial expenses were lower in 2017 given mainly to lesser negative exchange rate difference as a consequence of lower net liability position denominated in United States dollars in the year 2017. The exchange rate for the United States dollars as of December 31, 2017 was Ps. 18.6490 representing an increase of 17.4% (or Ps. 2.76 per each U.S. dollar) compared to the exchange rate recorded at the closing of 2016. As of December 31, 2016 the exchange rate increased by 21.9% (or Ps. 2.85 per each U.S. dollar) compared to the rate in effect at the closing of 2015.

All these effects were partially offset by the decrease in the positive monetary result earned in 2017 as a consequence of a decrease in the net monetary liability position and a reduction in the annual inflation rate (24.8% in 2017 compared to 34.6% in 2016).

Income tax

For the year ended December 31, 2017, we reported an income tax gain of Ps. 53.1 million, compared to the loss reported in 2016 of Ps. 1,106.3 million. This decrease in income tax expense was due by the positive variation recorded in the balance of the deferred tax liability amounting Ps. 2,666.4 million, as a consequence of the enactment of the Tax Reform that, among other things, established the reduction in the applicable tax rate for the income tax beginning in fiscal year 2018. This effect was partially offset by higher taxable income generated in the year 2017.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2017 and 2016

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2017 and 2016:

	Year ended December 31,		Year ended December 31, 2017 compared to year ended December 31, 2016
	2017	2016	Variation	Percentage Change
Natural Gas Transportation
Revenues	7,701.2	4,300.7	3,400.5	79.1
Cost of sales	(4,178.9)	(3,259.7)	(919.2)	28.2
Gross profit	3,522.3	1,041.0	2,481.3	238.4
Administrative and selling expenses	(1,016.7)	(1,024.2)	7.5	(0.7)
Other operating expense	(327.2)	(90.0)	(237.2)	263.6
Operating profit	2,178.4	(73.2)	2,251.6	n/a

Liquids Production and Commercialization
Revenues	11,174.0	9,404.8	1,769.2	18.8
Cost of sales	(7,271.6)	(6,407.9)	(863.7)	13.5
Gross profit	3,902.4	2,996.9	905.5	30.2
Administrative and selling expenses	(359.1)	(415.5)	56.4	-13.6
Other operating expense	64.7	(37.4)	102.1	-273.0
Operating profit	3,608.1	2,544.0	1,064.0	41.8

Other services
Revenues	1,199.2	956.9	242.2	25.3
Cost of sales	(655.8)	(433.9)	(222.0)	51.2
Gross profit	543.3	523.1	20.3	3.9
Administrative and selling expenses	(143.4)	(115.6)	(27.8)	24.1
Other operating (expense) / income	(9.2)	(2.4)	(6.8)	283.3
Operating profit	390.8	405.1	(14.4)	-3.6

Telecommunications
Revenues	124.1	121.5	2.5	2.1
Cost of sales	(74.6)	(62.5)	(12.1)	19.8
Gross profit	49.5	59.5	(9.6)	(16.3)
Administrative and selling expenses	(22.0)	(21.4)	(0.7)	3.3
Other operating expense	0.2	(0.8)	1.0	(125.0)
Operating profit	27.6	36.8	(9.2)	(25.0)

(1)	Net of intersegment revenues of Ps. 245.2 million and Ps. 138.5 million for the fiscal years 2017 and 2016, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 37.4% and 28.4% of our total revenues during the years 2017 and 2016, respectively.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

During 2017, the Natural Gas Transportation business segment recorded an operating profit of Ps. 2,178.2 million, compared to the operating loss of Ps. 73.6 million recorded in 2016. The main factors that affected the results of operations of this segment compared to 2016 are the following:

•	Segment revenue increased by Ps. 3,400.5 million in 2017, compared with the previous year;

•
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2017 and 2016, respectively, amounted to Ps. 5,831.9 million and Ps. 2,988.2 million. The increase is mainly due to the combined effect of: (i) the full application during the 2017 fiscal year of the tariff increase granted by Resolution 3724, later complemented by Resolution 4054, both issued by ENARGAS, which established a nominal tariff increase of 200.1%, (ii) the nominal 64.2% increase granted by Resolution 4362 and (iii) to a lesser extent of the 81.1% nominal tariff increase granted by ENARGAS Resolution 120 effective as of December 1, 2017;

•
Revenues related to interruptible natural gas transportation service increased by Ps. 437.5 million, from Ps. 753.1 million to Ps. 1,190.5 million. The increase mainly resulted from the tariff increase discussed above,

•	Revenues relating to the CAU amounted to Ps. 433.6 million and Ps. 420.9 million for the years ended December 31, 2017 and 2016, respectively; and

•	During 2017, we received transitory nominal tariff increases totaling 182%.

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2017 increased by Ps. 911.7 million, from Ps. 4,283.9 million to Ps. 5,195.6 million, as compared to the year ended December 31, 2016. This increase was mainly attributable to: (i) an increase of Ps. 572.4 million in ordinary maintenance expenses for the pipeline and other fixed assets, (ii) higher taxes of Ps. 217.6 million, principally as a consequence of the turnover tax, (iii) a higher technical assistance fee accrued of Ps. 154.1 million, (iv) higher labor costs relating to the joint negotiations with trade unions during 2017, amounting to Ps. 71.2 million. These effects were partially offset by the decrease of Ps. 189.4 million in the PPE depreciations as a consequence of the disposal of certain assets in 2017.

The negative variation in other operating expenses of Ps. 237.2 million principally due to expensing certain non-financial assets and the disposal of certain elements of PPE Liquids Production and Commercialization Segment.

The Liquids production and commercialization segment represented 56.0% and 64.2% of our total net revenues during the years ended December 31, 2017 and 2016, respectively.

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

For several years, until the end of 2016, a variable export tax regime has been in force for natural gasoline, LPG, respectively. During 2015, to address declining international prices, the Government introduced several changes to the mechanism used to calculate the export taxes. These changes partially offset the impact of lower prices of propane, butane and natural gasoline during 2016, compared with previous years. The export tax regime expired at the end of 2016. During the year ended December 31, 2016, when the applicable average rates were 1%, the total withholdings on exports accrued was Ps. 11.1 million.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2017, the Liquids Production and Commercialization business segment recorded operating income of Ps. 3,608.1 million, compared to Ps. 2,544.0 million in 2016. The main factors that affected the results of operations for this segment compared to 2016 were the following:

•
Segment revenue increased by Ps. 1,769.2 million in 2017, compared with the previous year. This increase is mainly due to increases of Ps. 1,295.9 million as a result higher reference international prices (net of the negative impact of the decrease in the variation of exchange rate, net of the effect of inflation) and Ps. 590.3 million resulting from higher volumes sold for our own account.

•
In 2017 propane, butane and natural gasoline average prices recorded year-over-year increases of 58.5%, 42.0% and 25.7%, respectively. This growth was followed by a downward trend, in particular during the end of the fourth quarter of 2017 and the first months of 2018.

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, which may result in a negative operating margin on domestic sales of LPG.

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2017 increased by Ps. 807.3 million, from Ps. 6,823.4 million to Ps. 7,630.7 million, as compared to the year ended December 31, 2016. This increase was mainly due to: (i) the rise in the price of natural gas that we are required to RTP of Ps. 618.2 million, (ii) labor costs of Ps. 126.0 million, (iii) repair and maintenance cost of PPE increased by Ps. 91.0 million, and (iv) higher technical assistance fee of Ps. 84.0 million.

In 2017, we fulfilled our LPG term agreement entered into in October 2016 with Geogas Trading S.A. Under this agreement, which expired on April 30, 2017, we sold LPG volumes monthly nominated by the client at an international reference, plus a fixed premium per ton of dispatched product.

For the period from October 1, 2017 to April 30, 2018, we sold our LPG exports to Petredec (Europe) Limited. This agreement contemplated similar conditions to the one that expired on April 30, 2017 but implied an improvement for us in terms of premium per ton. It stipulated monthly sales by us of approximately 16,534 short tons of propane and 16,534 short tons of butane at the international reference price plus a fixed charge per ton sold. This price mechanism represented an improvement in the prices obtained in spot sales and brought short-term certainty in the commercialization of such products. This agreement replaced the agreement with Geogas Trading S.A.

As in former years, in the period ranging from May to September 2017, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of LPG.

Regarding natural gasoline exports, on July 10, 2017, we entered with Shell Trading (US) Company an agreement in effect until January 31, 2018. Within the period ranging from January to July 2017, we conducted spot sales to said client, taking as basis the reference international price less a discount per metric ton.

Additionally, we exported to Chile and Paraguay by land. Although volumes exported under this modality were lower than volumes exported by sea, which increased over the last several years, allowing us to capitalize a higher operative margin.

Other Services

During 2017, the other services business segment recorded an operating profit of Ps. 390.8 million, compared to Ps. 405.1 million in 2016. The main factors that affected the results of operations of this segment during 2017 are the following:

•
Net revenues increased by Ps. 242.2 million primarily due to the higher sales associated with: (i) natural gas compression and treatment services of Ps. 168.3 million, (ii) operation and maintenance services of Ps. 91.3 million and (iii) construction engineering works of Ps. 64.4 million. On the other hand, the exchange rate variation, net of the effect of inflation had a negative effect of Ps. 66.4 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 249.8 million, mainly due to increases in: (i) depreciations (Ps. 106.9 million), (ii) repair and maintenance expenses (Ps. 34.4 million), (iii) costs of services rendered to third parties (Ps. 29.8 million), (iv) turnover tax (Ps. 23.0 million), and (v) labor costs (Ps. 13.8 million).

Telecommunications

During 2017, the Telecommunications business segment recorded an operating profit of Ps. 27.8 million, compared to Ps. 37.2 million in 2016. The main factors that affected the results of operations of this segment during 2017 are the following:

•	Net revenues remained almost flat.

•	Costs of sales, administrative and selling expenses increased by Ps. 13.0 million, due mainly to higher labor cost of Ps. 9.0 million.

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

To preserve cash surpluses, we invest in low risk and highly liquid financial assets offered by high quality financial institutions that are located in Argentina and the United States of America. Our policy is designed to diversify credit risk. Given that our total financial indebtedness is denominated in U.S. dollars, we prioritize the placement of funds in U.S. dollar-denominated investments. During 2018, in light of the high level of liquidity throughout the year and in order to take advantage of the positive real rates, a significant part of the capacity was allocated to investments denominated in Argentine pesos. This keeps a low level of credit risk and high liquidity.

In the short-term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariffs for our regulated business segment and price controls, (iv) fluctuations in the natural gas price used as RTP, (iv) fluctuations in exchange rates, and (v) operating cost increases given inflation.

The Five-Year Plan requires us to execute ambitious works that guarantee the reliability, safety and operation of our natural gas pipeline system. We expect these plans to be executed using our working capital or through access to financial markets.

During 2018, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information see “Item 4—A. Our Information—Liquids Production and Commercialization.”

The sale prices of the products sold in the Liquid Production and Marketing segment are subject to the variability in the prices of international reference prices. Such is the case that during the 2014-2016 period they suffered significant falls, resulting in their recovery from 2017. Due to certain fixed price natural gas purchase agreement executed for a period of two years on July 23, 2018 TGS entered into an agreement with a recognized financial institution to cover export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could be generated in the event that export prices fall below equilibrium prices (those that equalize costs).

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

As a result of a combination of external and local factors in the macroeconomic context, the exchange rate of the U.S. dollar increased by 102.2% during 2018, from Ps. 18.649 to Ps. 37.70. As of December 31, 2018, 81%, or U.S.$. 361.2 million, of our fund placements were denominated in U.S. dollars, to mitigate such risk. During the period ended on December 31, 2018, sales revenues denominated in U.S. dollars amounted to 41%.

The foregoing allows us to conclude that the Company managed to limit the impact of the recent turbulence in the exchange rate on the future cancellation of indebtedness.

A further devaluation of the peso or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity, our ability to carry out mandatory capital investments and our ability to service our debt.

As of the date of this Annual Report, we also have uncommitted lines of credit with commercial banks, totaling U.S.$111 million.

We believe that our sources of liquidity, including operating cash inflows, debt offerings in the capital markets, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. In any event, our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs and the access to financial markets may be affected by macroeconomic factors influencing our business, including, without limitation, the exchange rate of Argentine Pesos to U.S. dollars and rates of inflation, among others. These factors are not within our control. Actual results may differ materially from our expectations described above as a result of various factors affecting the Argentine economy.

Our primary sources and uses of cash during the years ended December 31, 2018, 2017 and 2016 are shown in the table below:

	Years ended December 31,
	2018	2017	2016
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	3,916.7	2,870.4	2,163.7
Cash flows provided by operating activities	12,796.6	5,556.7	4,126.2
Cash flows used in investing activities	(4,731.3)	(3,877.7)	(898.1)
Cash flows provided by / (used in) financing activities	2,049.1	(59.9)	(1,998.9)
Net increase in cash and cash equivalents	10,114.4	1,619.1	1,229.2
Foreign exchange gains on cash and cash equivalents……...	6,687.7	225.0	176.8
Monetary results effect on Cash and cash equivalents	(4,074.0)	(797.8)	(699.3)
Cash and cash equivalents at the end of the year	16,644.8	3,916.7	2,870.4

Cash Flows Provided by Operating Activities

The net cash flow generated by operating activities for the year ended December 31, 2018 increased by Ps. 7,239.9 million, primarily resulting from an improved operating profit and the positive variation in the working capital. These effects were partially offset by higher income tax and interest payments by Ps. 1,944.3 million and Ps. 603.6 million, respectively.

The net cash flow generated by operating activities for the year ended December 31, 2017 increased by Ps. 1,430.5 million, mainly derived from the improvement in operating profit, partially offset by higher payments of income taxes (Ps. 814.1 million) and the cancellation of contingencies (Ps. 201.3 million).

Cash Flows Used in Investing Activities

Cash flow used in investment activities increased by Ps. 853.6 million in 2018. This was mainly due to additional capital expenditures used to execute the Five-Year Plan committed in accordance with the provisions of the RTI and midstream projects by Ps. 6,182.4 million, partially offset by funds received in financial assets not considered cash equivalents of Ps. 5,328.8 million.

Cash flows used for investing activities in 2017 increased by Ps. 2,979.6 million compared to 2016 because of an increase in acquisition of financial assets not considered cash equivalents by Ps. 2,055.9 million and higher capital expenditures of Ps. 923.7 million mainly due to the execution of the works required by the Five-Year Plan.

Cash Flows Provided by / (Used in) Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2018 increased by Ps. 2,109.0 million as a result of the successful placement of 2018 Notes by Ps. 13,821.5 million. This effect was partially offset by: (i) the redemption of Class 1 Notes by Ps. 4,796.2 million, (ii) the repurchase of Class 1 Notes (and related expenses) by Ps. 1,166.2 million, (iii) the payment of cash dividends by Ps. 4,329.2 million and (iv) the repurchase of own shares by Ps. 1,420.9 million.

Cash flows used in financing activities for the year ended December 31, 2017 decreased by Ps. 1,939.0 million compared to 2016 as a result mainly of lower cancellations of financial debts of Ps. 1,712.1 million and the payment of dividends of Ps. 226.9 million. We made no dividend payment during 2017.

Description of Indebtedness

As of December 31, 2018, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2018 and 2017:

	2018	2018	2017
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2014 Notes	-	-	1,758.4
Interest payable	6.0	227.1	55.6
Financial Leasing	5.7	215.7	148.6
Total current loans	11.7	442.8	1,962.6
Non-current loans:
2014 Notes	-	-	3,512.5
2018 Notes	496.4	18,714.5	-
Financial Leasing	38.2	1,439.7	1,167.5
Total non-current loans	534.6	20,154.2	4,680.0
Total loans (1)	546.3	20,597.1	6,642.6

(1)	Issuance expenses net.
(2)	Converted at the exchange rate of Ps. 37.7 per U.S.$1.00, which was the selling exchange rate as of December 31, 2018.

In order to improve the maturity profile of our financial debt, on April 19, 2018 we launched the Tender Offer (as defined below) to purchase for cash any and all of our negotiable instruments Class 1 issued in February 2014 (the “2014 Notes”), which expired on April 26, 2018 and settled on February 11, 2014. On April 27, 2018, U.S.$80,083,898.25 in aggregate principal amount of the 2014 Notes (or approximately 41.80% of the 2014 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2014 Notes were redeemed on May 2, 2018 pursuant to the provisions of the indenture, dated February 11, 2014, among Delaware Trust Company (successor to Law Debenture Trust Company of New York), as trustee, co registrar, principal paying agent and transfer agent, and Banco Santander Rio S.A., as registrar (the “2014 Indenture”). The redemption of the 2014 Notes was financed with the proceeds from the offering of the 2018 Notes.

On January 3, 2014, the CNV authorized the Public Offering through Resolution No. 17,226. Our Board of Directors proposed that the 2017 Shareholders’ Meeting authorize an increase of up to U.S.$700,000,000 (or its equivalent in other currencies) of the medium term note program approved by the CNV on January 3, 2014 for the issuance of short and medium-term bonds not convertible into shares.

On May 2, 2018, within the framework of the 2017 short and medium term negotiable obligations program for a maximum amount of U.S.$700,000,000 approved by the CNV, we issued the 2018 Notes with the following characteristics:

Amount in U.S.$	500.000.000
Interest Rate	6,75% annual
Pricing	99,725%

	Date of Payment	Percentage on the Principal Amount to be Paid
Amortization	May 2, 2025	100%
Frequency of Interest Payment	Biannual, payable on May 2 and November 2 of each year.
Guarantor	None.

The proceeds obtained by the 2018 Notes shall be used to: (i) repurchase the 2014 Notes for an amount equivalent to U.S.$86,511,165; (ii) cancel and totally redeem the 2014 Notes for U.S.$120,786,581; and (iii) use the remaining balance to make capital investments.

As of December 31, 2018 the principal amount of outstanding 2018 Notes was U.S.$500 million.

We are subject to several restrictive covenants under our 2018 Notes that limit our ability to obtain additional financing, including limitations on our ability to incur additional indebtedness to create liens on our property, assets or revenues. In addition to the required principal amortization payment obligations, we are also subject to other restrictive covenants that affect our use of cash on hand, such as limitations on our ability to pay dividends to our shareholders and limitations on our ability to sell our assets. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations” for a detailed discussion of the terms of our financial debt, including the interest rates and material covenants applicable to such indebtedness.

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency-forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate. During 2018, 2017 and 2016 we did not enter into new derivative instrument to hedge the foreign exchange risk.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2019-2021 periods, in millions of U.S. dollars, are set forth in the following table:

	2019	2020	2021	Total
Natural Gas transportation
Reliability and others	92.9	95.0	98.0	285.9
Total	92.9	95.0	98.0	285.9
Liquids production and commercialization
Reliability and others	19.9	20.7	10.9	51.5
Operational efficiencies	6.2	-	-	6.2
Expansions	4.0	8.0	-	12.0
Total	30.1	28.7	10.9	69.7
Vaca Muerta Project	187.1	-	-	187.1
Other services	6.5	3.5	0.9	10.9
Total Capital Expenditures	316.6	127.2	109.8	553.6

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 58.6% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2018. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 76.9% of which are denominated in U.S. dollars for the year ended December 31, 2018. Likewise, 79% of the operating costs of this business segment for that period are denominated in U.S. dollars. “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States of America. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. During the 2016, 2017 and 2018 fiscal years the Company has maintained a net liability monetary position

Our financial debt obligations denominated in foreign currency as of December 31, 2018, amounted to U.S.$ 546.3 million (Ps. 20,597.0 million). As of December 31, 2018, we also had the equivalent of U.S.$ 42.2 million (Ps. 1,590.3 million) of trade and other payables denominated in U.S. dollars. Finally, U.S.$ 394.4 million (Ps. 14,788.8 million) of our assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$ 194.2 million as of December 31, 2018.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

As a consequence of our liquidity and our strategy to focus our investments in U.S. dollar denominated financial instruments, during 2018, 2017 and 2016 we did not enter into any derivative instrument agreement to hedge foreign exchange risk.

On July 23, 2018, we entered into an agreement with a recognized financial institution to hedge export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could arise if export prices fall below breakeven prices (those that balance costs). This agreement is valid between October 2018 and April 2020, according to the following monthly short tons:

Period	Propane	Butane	Natural gasoline
October 2018 – April 2019	6,663	4,967	2,976
May 2019 – September 2019	-	-	4,519
October 2019	9,996	7,727	4,630
November 2019 – April 2020	14,438	11,038	6,614

In order to arrange such operation, the Company paid a premium of US$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under “Derivative financial instruments” caption.

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

E. Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our Financial Statements. All of our interests in and/or relationships with our subsidiaries are recorded in our Financial Statements. See “—B. Liquidity and Capital Resources.”

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2018:

		Payment due by period (in millions of argentine pesos)
	Total	Due less than 1 year	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	27,120.4	-	1,272.4	3,817.1	2,544.8	19,486.2
Purchase Obligations(3)	4,836.6	-	3,396.3	1,440.3	-	-
Leasing(4)	2,199.6	56.9	282.0	564.1	564.1	732.6
Total	34,156.6	56.9	4,950.7	5,821.5	3,108.9	20,218.8

(1)
Refers to amortization and interest payments on the 2018 Notes as described in “Item 5. Operating and Financial Review of Prospects F. Tabular Disclosure of Contractual Obligations——Description of indebtedness” and “Item 10. Additional Information—C. Material Contracts,” respectively.

(2)	The total amount of interest payments includes Ps. 8,058.4 million of estimated interest payments not accrued according to the 2018 Notes.
(3)	Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.
(4)
Corresponds to the financial leasing arrangement entered with Pampa Energía. The total amount includes estimated interest payment not accrued as of December 31, 2018 for Ps. 544.2 million. For additional information see “Item 5. Operating and Financial Review of Prospects F. Tabular Disclosure of Contractual Obligations——Description of indebtedness” and “Item 10.C. Financial Lease with Pampa Energía.”

All of our debt obligation amounts set forth in the table above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of U.S.$1.00 per Ps. 37.70 as of December 31, 2018. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Additionally, we entered into a contractual obligation with Pampa Energía with regard to technical financial and operational assistance services. See Item 4. Our Information – B. Business Overview – Natural Gas Transportation – Pipeline Operacions – Technical Assistance Services Agreement.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of a minimum of nine principal directors and nine alternate directors and a maximum of 11 principal directors and 11 alternate directors. In the absence of one or more principal directors, alternate directors will attend meetings of the Board of Directors. Principal directors and alternate directors are elected at an ordinary meeting of shareholders and serve one to three-year renewable terms, as resolved by the shareholders, subject to reelection. Effective and alternate directors shall remain in their positions until substituted by the shareholders.

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

Current Board of Directors members were designated by the 2019 Shareholders’ Meeting, for the term of one year from the date of such meeting. The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

On February 2015, the Executive Branch enacted Decree No. 196/2015, which complements the provisions of Decree No. 1278/2012, mainly extending indemnity and legal assistance coverage to directors and statutory committee members appointed by the Government in companies in which it has stock participation.

Decree No. 894/2016, which created the Secretary of Economic Policy and Planning Development, established that directors appointed by the FGS shall have the functions, duties and powers established by the General Companies Act, the Capital Markets Law of Argentina and all the rules applicable to the company in which they act as directors, its by-laws and other internal regulations.

The General Companies Act governs the way directors are appointed. The members of the Board of Directors are appointed by the General Annual Shareholders’ Meeting or by the Statutory Committee as the case may be, when authorized by the By-laws. It is not mandatory to be a shareholder of the company to be eligible as director. Section 263 of the General Corporations Act mandates that up to one third of the members of the board can be appointed by the “cumulative vote system.” The vote of each shareholder who chooses to use the “cumulative vote system” shall be multiplied by the number of members to be appointed; the result may be partially or fully allocated to any of the candidates. All of the shareholders are entitled to choose the “cumulative vote system” in other words, not only ANSES has the right to appoint members to the Board of Directors through that system.

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

As of the date of this Annual Report, five of the principal directors of our Board of Directors qualify as independent as defined in the NYSE in Section 303A of its Listed Company Manual (the “NYSE Standards”), Rule 10A-3 under the Exchange Act and the CNV Rules. Three of the principal directors of our Board of Directors are also members of our Audit Committee. The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

a)
Is also a member of the management body of the controlling entity or another company belonging to the same economic group by a relationship existing at the time of its election or that there ceased during the three years immediately preceding.

b)
Is linked to the issuer or its shareholders that hold directly or indirectly “significant shareholding” or with companies in which these also have direct or indirectly “significant shareholding”, or if it was linked to them by a contract of employment during the last three years.

c)
Provides, or belongs to a professional corporation or association, which renders professional services to or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer, or those shareholders that have any direct or indirect “significant shareholding” in us or from corporations in which shareholders also have any direct or indirect “significant shareholding”

d)	Directly or indirectly, holds five percent or more of shares entitled to vote of our capital or in a company which holds “significant shareholding” in the latter.

e)
Directly or indirectly, sells or provides goods or services to the company or its shareholders, who hold direct or indirect “significant shareholding” for an amount substantially higher that the compensation received form the position as members of the administration body. This prohibition covers commercial relations that take place during the last three years prior to the appointment as director.

f)
Has been a director, manager, administrator or principal executive of NGOs that have received funds, for amounts exceeding Ps. 800.000 from the company, its controlling and other companies of the group of which TGS is a part.

g)
Receives some payment, including participation in stock option plans, from the company or of the companies of its same group, other than the fees to be received under his position as director. He has served as director at the company, its controlling or another company belonging to the same economic group for more than ten years. The condition of independent director will be recovered after at least three years have elapsed since the cessation of his position as director.

h)
Is a husband or wife, close relative up to third degree of consanguinity or second degree of relationship that, in case of being a member of the administrative body, would not be independent as set forth in the CNV regulations.

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

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Luis Alberto Fallo	4/11/2019	2020	Chairman	Director of Sagua Argentina S.A.
Gustavo Mariani	4/11/2019	2020	Vice Chairman	Chief Executive Officer at Pampa Energía
Mariano Batistella	4/11/2019	2020	Director	Executive director of planning, strategy, downstream and affiliates at Pampa Energía
Gregorio Werthein	4/11/2019	2020	Director	Executive Director at Werthein Group
Luis Rodolfo Secco	4/11/2019	2020	Independent Director	Economist
Carlos Alberto Olivieri	4/11/2019	2020	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/11/2019	2020	Independent Director	Public Accountant
Sergio Benito Patrón Costas	4/11/2019	2020	Independent Director	Head in Labor Relations at Macro Bank
Mauricio Edgardo Szmulewiez	4/11/2019	2020	Independent Director	Legal and accounting advisor
Jorge Romualdo Sampietro	4/11/2019	2020	Alternate Director	Senior Director at Petroquímica Cuyo
Nicolás Mindlin	4/11/2019	2020	Alternate Director	Executive vice president, procurement, assets security and marketing director at Pampa Energia
Horacio Jorge Tomás Turri	4/11/2019	2020	Alternate Director	Executive director oil and gas at Pampa Energía
Pablo Rodrigo Tarantino	4/11/2019	2020	Alternate Director	Lawyer
Enrique Llerena	4/11/2019	2020	Independent Alternate Director	Partner at Llerena – Amadeo law firm
Santiago Alberto Fumo	4/11/2019	2020	Independent Alternate Director	Independent consultant
Pablo Fabiam Waisberg	4/11/2019	2020	Independent Alternate Director	Accounting and tax advisor
Ignacio Gustavo Álvarez Pizzo	4/11/2019	2020	Independent Alternate Director	Lawyer at the Directors and Corporate Affairs department in the FGS
Hernán Castrogiovanni	4/11/2019	2020	Independent Alternate Director	Financial analyst at FGS

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA. He currently serves as director of Simali S.A., Sagua Argentina S.A., Beau Lieu S.A., President of FINCA of Los Andes, Petroquímica Cuyo S.A.I.C., Aguas de Santiago S.A., PEPCA S.A. and CIESA. Since 1999 he has also acted as executive manager of Argentine Real Estate Investment Company S.A. He was born on January 29, 1960.

Gustavo Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies) and also is a Chartered Financial Analyst (CFA) since 1998.  He has been a member of board of directors of Pampa Energíasince 2005 and serves as CEO.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and served as an investment portfolio manager. Currently, he is also Director of Grupo Dolphin Holding S.A., Dolphin Finance S.A, Emes Inversora S.A., Grupo Emes S.A., Pampa Cogeneración S.A., Pampa Participaciones S.A., Sitios Argentinos S.A. and Transba S.A.; president of: CPB Energía, Hidroeléctrica Diamante S.A., Hidroeléctrica Los Nihuiles S.A., Pampa Comercializadora S.A., Parques Eólicos del Fin del Mundo S.A., Transelec S.A. and Parques Eólicos Argentinos S.A.; vicepresident of: CIESA, Empresa Distribuidora de Energía Norte S.A. and Pampa Energía and alternate director of Transener S.A. Likewise, Mariani is the executive secretary of the local management of “Fundación Pampa Energía Committed to Education”. He was born on September 9, 1970.

Mariano Batistella currently works as Executive director of planning, strategy, downstream and affiliates of Pampa Energía. Mr. Batistella previously worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in business administration from the Universidad de San Andres and a postgraduate degree in finance from the same institution.  He currently serves as director of CIESA, Hidroeléctrica Los Nihuiles S.A., Lubricantes Avellaneda S.A., Oleoductos del Valle S.A., Pampa Cogeneración S.A., IEASA S.A., Pampa Energía Bolivia S.A., Pampa Participaciones S.A.U., Petrobras Energía Colombia Ltd., Petrobras Energía Ecuador Ltd., Petrobras Energía Operaciones Ecuador S.A., Petrobras Hispano Argentina S.A., Petrolera Entre Lomas S.A., Plásticos de Zárate S.A., Refinería del Norte S.A., Ecuador TLC S.A. and Transporte de Servicios y Gas en Uruguay S.A. Moreover, he serves as alternate director in  Empresa Distribuidora de Energía Norte S.A., Electricidad Argentina S.A., ENECOR S.A., Hidroeléctrica Diamante S.A., Pampa Comercializadora S.A., Pampa Energía, Pampa Participaciones II S.A., Parques Eólicos del Fin del Mundo S.A., Parques Eólicos Argentinos S.A., World Energy Business S.A. and Transelec. He was born on July 31, 1982.

Gregorio Werthein holds a degree in Economics from Universidad de Buenos Aires and a Master’s degree in Business Administration from Columbia Business School and participated in the Leadership Development Program of Harvard Business School. Since June 2011, he has served as Executive Director of Werthein Group. He serves as director of Replay Acquisition Corp. He was born on September 15, 1983.

Luis Rodolfo Secco holds a Bachelor’s Degree in Economics and a Master’s Degree in Banking Disciplines from the National University of La Plata. In 1990 he obtained a scholarship as a full time researcher at the Universitá degli Studi di Siena. Between 1992 and 1994 he was a researcher and director of the School of Banking Disciplines of the National University of La Plata. Between 1994 and 1999 he worked as Chief Economist of the M.A.M. Broda and Associates. At the beginning of 2000 he was summoned to work in the government of the then president Fernando De la Rua as economic adviser to the Presidency and General Director of Strategic Analysis of the Secretary of State Intelligence, a position he held until January 2002. In 2002, Mr. Secco founded his economic consulting firm, Economic Perspectives, and is currently director and editor of the Economic Perspectives newsletter. Between 2004 and 2012 he was external director of the Department of Economics of Deloitte Argentina. Since 1988 he has served as a professor at the Faculty of Economic Sciences of the National University of La Plata. He is also a guest columnist for the newspapers La Nación, Perfil and El Economista. He was born on December 14, 1963.

Carlos Alberto Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan (USA) and Stanford. At present, Mr. Olivieri is professor of Finance of Di Tella University. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF as Chief Financial Officer (“CFO”) for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and president of YPF GAS S.A. and Maxus Corporation (USA), and member of the board of directors of the BCRA. He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires and Michigan University. Currently, Mr. Olivieri is also member of the board of directors of Metlife Seguros S.A.and act as financial advisor. He was born on May 14, 1950.

Carlos Alberto Di Brico holds a degree in Administration and Public Accountancy from the University of Buenos Aires. Currently, he is a member of the board of NTN SNR Argentina SA, FDV Intive Argentina SA, Aristocrat Argentina PTY Limited, Perform Media Argentina SRL y Perform Content South America SAS. He has held several management positions in Eveready Argentina S.A. between 1975 and 1995. From 1995 to 1998 he was CFO at Stafford Miller Argentina S.A. Between 2001 and 2013 he served as CFO and later as CEO in Emerson Argentina. Between 2010 and 2017 he was member of the board of directors of Camuzzi Gas Pampeana S.A. He was born on August 1, 1952.

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

Jorge Romualdo Sampietro holds a degree in Chemical Engineering from the University of Buenos Aires and an Executive Program at Darden Business School - University of Virginia, USA. Between 1968 and 1973 he worked as Technical Sales Manager at Dow Química Argentina. From 1973 to 1975 he was Export Manager at Petroquímica Mosconi. Since 1976 he has worked as Commercial and General Manager in several companies. He held the position Senior Director at Petroquímica Cuyo. He was born on May 12, 1944.

Nicolás Mindlin holds a degree in industrial engineering from the Technological Institute of Buenos Aires. Mr. Mindlin has been a member of the Board of Directors of Petrobras Hispano Argentina, Lubricantes Avellaneda S.A., Petrobras Energía Colombia Ltd., Petrobras Energía Ecuador Ltd., Petrobras Participaciones S.L. and World Energy Business S.A. and alternate director of CIESA, ENECOR S.A., Oleoductos del Valle S.A., Pampa Energía, Petrolera Entre Lomas S.A. and Refinaría del Norte S.A. He was born on November 11, 1989.

Horacio Jorge Tomás Turri is currently executive director of oil and gas of Pampa Energía of CIESA, ENECOR S.A., Oleoductos del Valle S.A., Pampa Energs School - University of Virginia, USA. Between 1968 and 1973 he worked as Techni from August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997 he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. Mr. Turri is an industrial engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

Pablo Rodrigo Tarantino holds a law degree from the University of Buenos Aires. Since 2004, he has practiced law independently, focusing on matters related to corporations, insurance, financial law, natural resources and telecommunications. He currently serves as Deputy Director at CIESA. He was born on July 7, 1975.

Enrique Llerena holds a law degree from the Universidad Católica Argentina. He also holds a Diplomatie et administration des organization Internationales from the Universite et Paris XI. Since 1982, he is a partner of the law firm Llerena Amadeo. He has served as the principal director and member of the audit committee of various companies. He is currently the managing director of Tradelog SA. He is also a partner in Llerena & Arias Uriburu. He was born on April 9, 1955.

Santiago Alberto Fumo graduated as a Public Accountant at Universidad del Litoral, he also holds a master degree in law and economy for the Universidad Torcuato Di Tella. He currently works independent consultant in startups and takeovers. Additionally, he acts as syndic in Molinos Río de la Plata S.A., National Oilwell Varco MSW S.A., Tuboscope Vetco de Argentina S.A. and Antares Naviera S.A. He was born on December 10, 1960.

Pablo Fabiam Waisberg graduated as a Public Accountant at the University of Buenos Aires. He currently works as an accounting and tax advisor. Additionally, he is a trustee in Petrosiel S.A., Areic S.A., Thirteen Holding S.A., Grainco S.A., Ribera Desarrollos S.A., Petroquímica Cuyo S.A., Sagua Argentina S.A. and Waters of Santiago del Estero. He was born on February 3, 1965.

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

Executive Committee. In order to achieve more streamlined management of the Company, the 2017 Shareholders’ Meeting approved the amendment of our By-laws for the purpose of allowing, within the scope of the Board of Directors, the possibility of constituting an executive committee (the “Executive Committee”), under the terms established by article 269 of the General Companies Act.

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

At the meeting held on April 11, 2019, the Board of Directors decided its current composition. To this end, Gustavo Mariani, Mariano Batistella, Luis Alberto Fallo and Gregorio Werthein are in office for a period of one fiscal year.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Javier Gremes Cordero*	2012	General Director and CEO
Oscar Jose Sardi**	2016	Operations Director
Carlos Hector Sidero	2013	Human Resources Director
Alejandro Mario Basso	2016	CFO and Services Director
Hernan Diego Flores Gomez	2017	Legal Affairs Director
Néstor Hugo Martín	2013	Business Director
Rubén De Muria	2018	Institutional and Regulatory Affairs Director

*	Mr. Gremes Cordero presented his resignation effective April 30, 2019.
**	In the Board of Directors meeting held on April 16, 2019, Mr. Sardi was appointed in the position of CEO effective April 30, 2019.
As of the date of this Annual Report, no person has been appointed as Operations Director after Mr. Sardi assumes the role as CEO

There is no expiration term defined for the executive officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Javier Gremes Cordero received a Public Accounting degree from the Universidad Católica Argentina, a Master’s in Science from the Université de Management, Switzerland and, a MBA from the Universidad Francisco de Vitoria, Spain. He worked for Perez Companc Group from June 1988 to September 2002. Between October 2002 and February 2006, he worked for Petrobras Argentina as Financial Manager of the E&P business unit. Between March 2006 and February 2009, he served as CFO and from March 2009 to November 2012 as CEO of Petrobras Ecuador. He became our CEO in November 2012. He was born on January 11, 1962.

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

Carlos Hector Sidero graduated from Universidad de Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina. He joined TGS in March 2013 as Vice President Human Resources. He was born on February 16, 1956.

Alejandro Mario Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Petrobras Argentina from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Between March 2008 and October 2016, he acted as our Management Control and Corporate Governance Vice President. In October 2016, he was designated as our CFO and Services Vice President. He also acts as alternate director of TGU, liquidator in EGS and director in Telcosur and CTG. He was born on October 13, 1961.

Hernán Diego Flores Gómez received a Law degree from the University of Buenos Aires (UBA). He is a co-founder and professor of the Hydrocarbons and Energy Industry Law post-graduate course at Universidad Católica Argentina (UCA), and he is also a co-founder and professor of the Petroleum and Natural Gas Law post-graduate course at UBA, and professor of the Energy Master’s Degree at the Energy Regulatory Activity Studies Center (“CEARE”). Additionally, Dr. Flores Gómez has a Master’s Degree in Business Law from the Escuela Superior de Economía y Administración de Empresas (ESEADE), a Master’s Degree in Finance from the Universidad del CEMA and a Postgraduate Degree in Damage Law from the UCA. He began his career in the National Judicial Branch. Throughout his career, he held various positions of legal responsibility, institutional and management relationship in professional companies such as Capsa / Capex S.A., Pluspetrol S.A. and ENAP Sipetrol Argentina S.A. He was born on June 10, 1966.

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

B. Compensation

The remuneration paid by us during the year 2018 to the members of our Board of Directors and executive officers amounted to Ps. 16.9 million and Ps. 58.0 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

Audit Committee

According to the Capital Markets Law of Argentina, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” The Audit Committee operates under its Rules of Procedure, which was approved in its meeting held in 2013 in accordance with the requirements of the Capital Markets Law of Argentina. The Rules of Procedure require that the majority of the members that form the Audit Committee must be independent according to the CNV’s standards. Audit Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year.

The Board of Directors meeting held on April 11, 2019 appointed the current members of the Audit Committee, who as of the date of this Annual Report are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates, Pablo Fabián Waisberg, Santiago Alberto Fumo and Enrique Llerena All of the current members of our Audit Committee are independent under CNV and the SEC regulations.

The Audit Committee’s mandatory periodic duties are to:

•
supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and BYMA in compliance with the applicable disclosure policies;

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

•	oversee compliance with the Code of Ethics (see Item 16.B. “Code of Ethics”); and other relevant rules;

•
issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five business days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;

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

•
establish procedures for: (i) the receipt, treatment, investigation and administration of the complaints received by us regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Also, regarding the internal and external auditors, the Audit Committee must:

•	review their plans; and

•	evaluate their performance, and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee must:

•
analyze the different services rendered by the external auditors as well as their independence, according to Technical Resolution (“TR”) No. 34 of the FACPCE, any other related regulations issued by professional councils;

•
report separately the fees billed as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectuses, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above; and

•	review independence policies of the external auditors in order to verify its fulfillment.

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

•
Give a prior assessment, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as such shareholders represent at least 5% of our common stock and provide a justified request (in those cases in which the minority shareholders’ rights might be affected) and if CNV understand the credibility of the damage invoked by said shareholders in order to carry out one or more specific reviews. The charges of such reviews shall be borne by the petitioning shareholders (Act No. 26,381, article 108.f)

•
provide a well-founded assessment about an acquiring tender offer if by withdrawing the public offering we would cease to be a public company or our stock cease to be traded (Act No. 26,381, article 98); and

•	issue a report supporting a Board of Directors’ resolution to buy back our shares (Act No. 26,381, article 64).

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

According to CNV Rules, at least once a year and upon the filing of the annual Financial Statements, the Audit Committee shall issue a report to the shareholders, addressing how such committee performed its duties and the results of its work.

The aggregate compensation paid by us for the fiscal year 2018 to the members of the Audit Committee was Ps. 5.9 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The primary responsibilities of the Statutory Committee consist of monitoring our management’s compliance with the General Companies Law, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors, Executive Committee and shareholders’ meetings, (ii) call Special Shareholders’ Meetings when deemed necessary and General Annual Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate compensation paid by us for the fiscal year 2018 to the members of the Statutory Committee was Ps. 3.1 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics

The following table sets out the current membership of our Statutory Committee, each of whom was appointed at the 2019 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
José Daniel Abelovich	11/4/2019	2020	Syndic
Gerardo Prieto	11/4/2019	2020	Syndic
Walter Antonio Pardi	11/4/2019	2020	Syndic
Marcelo Héctor Fuxman	11/4/2019	2020	Alternate Syndic
Agustin Griffi	11/4/2019	2020	Alternate Syndic
Raquel Inés Orozco	11/4/2019	2020	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A. He was born on July 20, 1956.

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

Walter Antonio Pardi graduated as a Public Accountant from the University of Buenos Aires. Since 1993, he has been a trustee in the Argentine National Auditing Commission . He was born on April 14, 1961.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario S.A. He was born on November 30, 1955.

Agustin Griffi obtained the title of Lawyer (J.D. equivalent) in the School of Law of the Torcuato Di Tella University in 2005. In 2012 he obtained a Master’s Degree (LL.M.) in Banking, Corporate and Financial Law from the Fordham University School of Law (New York, USA). He worked as an associate at Estudio Bruchou, Fernández Madero & Lombardi, in the area of Corporate Law (2005-2011 and 2013), and as a foreign associate at the Barbosa, Müssnich & Aragão (Rio de Janeiro, Brazil) in 2008 and Dechert LLP (New York, USA) in 2012. He currently works as a lawyer specializing in the areas of corporate law, mergers and acquisitions. He was born on October 7, 1981.

Raquel Inés Orozco obtained a Law degree from the University of Buenos Aires. She has worked for the Argentine National Auditing Commission in the General Coordination of Audit of Trials and Control of Legality from the Office of Control of Legality Department. Currently she acts as syndic in YPF, YPF Gas S.A., Ubatec S.A. (Unidad de Vinculación Técnica UBA - Unión Industrial Argentina - Confederación General de la Industria y Gobierno de la Ciudad de Buenos Aires), Foncap S.A. (Fondo de Capital Social S.A.)y LT 10 Radio Universidad del Litoral S.A., and alternate syndic in IEASA and IRSA (Inversiones y Representaciones S.A.). She was born on January 30, 1956.

Compensation Committee

We do not have a compensation committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See Item 16.G. “Corporate Governance.”

D. Employees

The following table sets out the number of employees per department as of December 31, 2018, 2017 and 2016:

	Number of Employees as of December 31,
Department	2018	2017	2016
General	2	2	2
Administration, Finance and Services	103	98	98
Human Resources	23	22	21
Control and Corporate Governance(1)	-	-	-
Legal Affairs	10	9	10
Public and Regulatory Affairs	8	7	6
Safety and Environmental	28	27	26
Business	72	69	70
Internal Audit	4	3	4
Operations	747	688	689
Trainees program	7	7	-
Total	1,004	932	926

(1)	Since October 2016, these employees are part of the Administration, Finance and Services Department.

The following table sets out the number of employees according to geographical location as of December 31, 2018, 2017 and 2016:

	Number of Employees as of December 31,
Location	2018	2017	2016
City of Buenos Aires	239	237	239
Province of Buenos Aires	427	406	392
Province of Chubut	61	53	59
Province of La Pampa	14	12	13
Province of Neuquén	114	91	90
Province of Río Negro	58	49	49
Province of Santa Cruz	88	82	82
Province of Tierra del Fuego	3	2	2
Total	1,004	932	926

As of December 31, 2018, 2017 and 2016 the number of temporary employees working for us was 57, 31 and 25, respectively.

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

The year 2018 presented an inflationary scenario that required numerous meetings with union representatives. We maintain a positive relationship with each of the employee unions with representation before our company. The fruits of this work were the agreements reached with each such union, which have been submitted to the national labor authority for approval and inclusion in existing collective bargaining agreements. Those agreements effectively prevented trade union conflicts and work stoppages.

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2018, we have signed agreements for the period of April 2018 to September 2018. During the month of September, joint negotiations will resume for the period of October 2018 to March 2019. This is a consequence of the fact that TGS salary period comprises from the month of April of each year to the month of March of the following year.

Currently, 83% of our workforce is under trade union representation, having the same employment benefits. This workforce is representing with one of three national unions acting in the Company.

E. Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of December 31, 2018, is 15,290 shares. Class B shares held by directors and trustees do not have different voting rights than the other shareholders holding Class B Shares. The directors, trustees and senior executives of the Company do not have options regarding the Company’s shares. There are no agreements that grant participation to employees in the assets of the Company, including the issuance or granting of options, shares or any other negotiable value.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own more than five percent of our common stock as of March 31, 2019:

Name of Beneficial Owner	Number of Shares(1)	Percent of Total Common Shares	Class
CIESA	405,192,594	51.00%	A
FGS	183,618,632	23.11%	B
Holders through BYMA	52,095,877	6.56%	B
Treasury shares	13,600,780	1.71%
ADRs through Citi	139,987,400(1)	17.62%	B
Total	794,495,283	100.00%	--

(1)	Equivalent to 27,997,480 ADRs.

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares and local and foreign investors hold the remaining shares of our common stock, distributed among minority holders with 25.89% and the FGS/ANSES with 23.11%. CIESA is under co-control of: (i) Pampa Energía, which holds 10% of CIESA’s common stock, (ii) the CIESA Trust, which has a trust shareholding of 40%, and (iii) GIP, WST and PCT, who in the aggregate hold a combined 50% indirect ownership interest in the outstanding capital stock of CIESA, as follows: GIP holds 27.1%, WST holds 4.58% and PCT holds 18.32%.

The current ownership of CIESA is the result of the acquisition of CIESA which encompassed the following steps:

•
On July 27, 2016, Pampa Energía acquired from Petrobras Internacional Braspetro B.V. all the stock and voting rights of Petrobras Participaciones S.L., the holder of the 67.1933% of the capital stock and voting rights of Petrobras Argentina and, consequently, the indirect control of Petrobras Hispano Argentina.

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

•
On January 17, 2017, CIESA was informed of the exercise of the swap option agreed among Pampa Energía, GIP, WST and PCT. Pursuant to such option, (i) GIP and PCT transferred to Petrobras Hispano Argentina their position as beneficiary of the CIESA Trust owning of 40% of the stock and voting rights of CIESA; and (ii) Pampa Energía and Petrobras Hispano Argentina transferred to GIP and PCT shares representative of 40% of the capital and voting rights of CIESA, while Pampa Energía kept a direct participation in CIESA of 10% of its capital and voting rights.

Pursuant to the Pliego and the terms of the 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

FGS owns 23.11% of our common stock. On October 5, 2015, the Argentine Congress passed law No. 27,181, declaring the protection of the Government’s shareholdings, including those forming part of the portfolio of the FGS, to be in the public interest, and creating the Argentine Agency of Government Investments in Companies as an enforcement authority. This agency was later replaced by the Secretary of Economic Policy and Development Planning of the Ministry of Finance. This agency is in charge of implementing any policies and actions related to the exercise by the Government of any rights arising out of the shares it holds.

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

On February 16, 2017, the Special Shareholders’ Meetings of Pampa Energía and Petrobras Argentina approved the prior merger commitment, under which Pampa Energía will be the surviving entity and Petrobras Argentina will be dissolved without liquidation. The merger is effective as of November 1, 2016. Subsequently, on April 26, 2018, the CNV notified the Board of Directors, the approval of the merger, which was recorded in the Argentine Commercial Public Registry on May 2, 2018.

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

The following table shows the current CIESA’s shareholding:

Shareholder	Number of shares	Class of shares	Ownership (%)	Group
Pampa Energía	63,881,869	B1	10%	Pampa Group
	0.5	A1
	0.5	A2
CIESA Trust (Petrobras Hispano Argentina)	0.5	A1	40%
	0.5	A2
	162,898,766	A2
	92,628,711	B2
PEPCA S.A. (WST, GIP y PCT)	63,881,870	B3	10%	GIP/PCT/WST Group
GIP	89,594,322	A1	22%
	50,945,792	B1
PCT	73,304,444	A1	18%
	41,682,920	B1
Total	638,818,696		100%

As reported in “Item 4. Our Information A. Our History and Development. Controlling Shareholders,” the control of CIESA / TGS is divided into two groups, on the one hand Pampa Energía, directly and indirectly through Petrobras Hispano Argentina, and on the other hand GIP, WST and PCT. Thus, CIESA is under joint control between Pampa Group and GIP/PCT/WST Group.

Transfers of Our Shares. Sales or transfer of our Class A shares must be approved by the affirmative vote of the shareholders representing at least sixty percent (60%) of the ordinary voting shares issued by CIESA.

Acts that require special approval of the Board of Directors. The Shareholders’ Agreement determines which decisions must be approved by an absolute majority of our Directors, including, among others: (i) the approval of the sale of assets outside the ordinary course of business; (ii) the approval of the annual budget and any modification thereof; (iii) approval to borrow or incur operating expenses in an amount that exceeds, in both cases, more than 10% of the amount approved in the annual budget; (iv) the approval to make investments that exceed U.S.$0.5 million; (v) the approval to establish or modify wage and compensation policies and (vi) the termination or extension of the SATFO.

Changes in the shareholders structure of CIESA

For more information to respect of the changes in the shareholding composition of CIESA see “7. Principal Shareholding and Transactions with Related Parts—A. Major Shareholders.” On its behalf, the mentioned share changes were duly authorized by ENARGAS and by the National Commission of Defense of Competition of Argentina.

In this sense, August 9, 2016, ENARGAS authorized the transaction through Resolution No. I-3939/2016. Later, the exchange option was authorized by ENARGAS December 29, 2016. Similarly, on January 10, 2018, the National Commission of Defense of Competition of Argentina, and subsequently on February 8, 2018, the Secretary of Commerce, approved the mentioned share changes as described under “Item 7. Principal Shareholding and Transactions with Related Parts. A) Principal Shareholding.”

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

The Offer was authorized in Argentina by the CNV on December 22, 2016. Subsequently, on December 30, 2016, GIP, PCT and WST launched the Offer in the United States. The Offer was made concurrently in both the Buenos Aires and US stock markets. Following a number of extensions, the Offer expired on March 15, 2017. On that date, GIP, PCT and WST informed us that a total of 4,003 Class B Shares had been validly tendered in Argentina (representing approximately 0.0005% of our capital stock). With respect to the U.S. Offer, a total of (i) 42,117.542762 Class B Shares underlying ADSs were validly tendered and (ii) no Class B Shares were validly tendered, representing approximately 0.0053% of our share capital. All conditions to the Offer in the U.S. having been satisfied, including the completion of the Offer in Argentina, GIP, PCT and WST accepted for purchase all ADSs and Class B Shares validly tendered and not withdrawn pursuant to the Offer.

Repurchase of Shares

On May 9, 2018, our Board of Directors approved a program for the acquisition of our Shares in the market (the “First Share Repurchase Program”).

Subsequently, on September 6, 2018, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps. 1,800,000,000 stated at its original value (the “Second Share Repurchase Program”).

For additional information see “Item 16.E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.”

As of December 31, 2018, we have 13,600,780 treasury shares, representing 1.71% of the total share capital. The acquisition cost of the same in the market amounted to Ps. 1,420.9 million which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

On March 27, 2019, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps. 1,500,000,000 stated at its original value (the “Third Share Repurchase Program”).

B. Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices and in accordance with applicable laws and regulations.

SATFO

Pampa Energía is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the SATFO which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. Pursuant to this agreement, Pampa Energía, also provides financial advice to us. For these services, we pay fixed annual amount or a monthly fee based on a percentage of our operating income, the higher of the before mentioned. With the prior approval of ENARGAS and our Board of Directors, in December 2017, we and Pampa Energía approved the renewal of the SATFO for a three-year term, due on December 28, 2020. For additional information see “Item 4. Our Information—B. Business Overview—Gas Transportation—Pipeline Operations—Technical Assistance Services Agreement.”

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

In addition, we have entered into a UT operation with SACDE through which work related to the construction of the Regional II - Recreo / Rafaela / Sunchales Gas Pipeline will be carried out. As of December 31, 2018, works are in progress and it is estimated that they will be finished by May 2019.

Financial leasing with Pampa Energía

On August 11, 2016, we entered into a financial lease with Pampa Energía. The term of the agreement is for 10 years and it determines that during 9 years and 11 months we will pay Pampa Energía a monthly fee of U.S.$623,457, before taxes. A purchase option is established on the leased property in our favor to be exercised within 30 days prior to the termination of the agreement.

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a total value of Ps. 1,429.7 million, which allowed us to expand our midstream services provided in that area.

The details of significant transactions with related parties as of December 31, 2018, are as follows:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of Liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests expenses
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	146	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	439,556	1,323	230,930	617,089	1,317,176	-	125,467
Associate with significant influence:
Link	-	-	8,589	-	-	-	-
Other related companies:
Petrolera Entre Lomas S.A.(1)	-	-	-	2,017	-	-	-
Oleoductos del Valle S.A.	6,149	-	8,277	-	-	-	-
Pampa Comercializadora S.A.	26,869	-	-	-	-	-	-
Central Piedra Buena S.A.	67,175	-	-	-	-	-	-
Transener S.A.	-	-	12,014	-	-	-	-
Experta ART	-	-	-	11,910	-	-	-
Total	539,749	1,323	259,810	631,016	1,317,176	146	125,467

(1)	As from April 1, 2018, Petrolera Entre Lomas S.A. is no longer a related party.

Additionally, during 2018, the Company received from SACDE engineering services for Ps 263,580 which are capitalized in the caption Work in progress.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2018, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

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

During fiscal year 2017 and 2016, we continued receiving several claims from different provinces. As a consequence of those claims, we paid Ps. 148.5 million and Ps. 27.6 million to provincial agencies, respectively.

On May 24, 2017, ENARGAS issued Resolution No. 5,041/2017, which approved the billing methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2018 and 2017 we recorded a provision of Ps 308.4 million and Ps. 279.6 million, respectively, in respect of this claim under the line item “Provisions,” which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

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

On July 5, 2012, the Court issued in our favor a precautionary measure that suspended the charge on the terms set forth in the Gas Charge Resolutions. This decision was appealed in different opportunities by the Government and as a result the term of the precautionary measure was limited to six months. However, at the end of such term, we were entitled to obtain a new precautionary measure for a similar period.

On the other hand, the National Court of Appeals in Contentious Administrative rejected the extraordinary appeal filed by the Government against the judgment of that court that confirmed the rejection made by the Court at the request of ENARGAS to declare abstract the legal action initiated by us in accordance with the precedent “Alliance” issued by the Supreme Court in December 2014.

On March 26, 2019 we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, as well as of any other act aimed at enforcing the Executive Decree No. 2067/08, and therefore declare invalid said regulations. On March 29, 2019 the National Secretariat of Energy appealed the judgment, which was granted on April 3, 2019. As of the date of this Annual Report, the case is pending judgment by the National Court of Appeals in Contentious Administrative. Moreover, on March 29, 2019 we filed an explanatory appeal which was granted and resolved on April 3, 2019.

Our management believes we have sufficient valid arguments to defend our position, and thus, we have not recorded any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1 2016, and of the effective date of Resolution 28.

c)	Recovery action of VAT and income tax

On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, applicable as of September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, we were able to bill the tariff increase to our clients as long as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passage of time since the enactment of Decree No. 1918/09, on December 16, 2010 our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any waiver of our rights resulting from Decree No. 1,918/09.

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

The balance of the receivable as of December 31, 2016 was Ps. 102.5 million. This credit was derecognized and charged under “Other operating results, net” of the Comprehensive Income Statement for the year ended December 31, 2017.

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

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the “applicants”) related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, we were notified of the beginning of the corresponding demand, to which we responded on August 17, 2016. On March 16, 2017, the applicants submitted their response to the arguments filed by us previously.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2017 is claimed to be equal to U.S.$134 million without interest or U.S.$306.3 million, including interest. To this amount, accrued interest would be added from March 15, 2017 until the date of effective payment.

Subsequently, on July 14, 2017, we presented the rejoinder memorial, whereby the arguments put forward by the applicants in their reply memorial were answered rejecting the plaintiff. Between September 25 and 29, 2017, the arbitration testing hearing took place in the City of Buenos Aires, in which our legal advisors understand that the evidence produced confirmed our position regarding the main aspects of the claim. On December 15, 2017, we and the applicants submitted final conclusions memorials.

On April 20, 2018, we received notice from the ICC confirming that on April 18, 2018 such entity received a draft resolution from the panel of arbitrators for approval on May 4, 2018. The final arbitral award was issued on May 28, 2018 and required us to pay to the applicants U.S.$ 19 million plus accrued interest from May 8, 2015. On June 14, 2018 we paid to the applicants an aggregate amount equal to U.S.$21.3 million.

c)	Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2018, 2017 and 2016 the total amount of these provisions amounted to Ps. 59.7 million, Ps. 9.6 million and Ps. 12.0 million, respectively.

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

•
Per the Tax Reform, for fiscal periods beginning on January 1, 2018, distribution of dividends made to human persons and foreign beneficiaries are subject to a tax withholding which the Company must withhold and enter to the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period at the enacted income tax rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

•
The acquisition of treasury shares in accordance with CNV rules, restricts the amount of the retained earnings that the Company may distribute. See Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Repurchase of Shares.

•	Furthermore, we are subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Item 10 – “Additional Information”).

During 2018, the Board of Directors of TGS approved the following dividend payments:

Date of approval	Amount in thousands of Ps.	Amount per share
06/07/2018	1,125,562	1.4167
08/08/2018	1,449,300	1.8242
06/09/2018	1,754,326	2.2081

B. Significant Changes

No undisclosed significant change has occurred since the date of our Financial Statements.

Item 9.	The Offer and Listing

A. Offer and Listing Details

Not Applicable.

B. Plan of Distribution

Not Applicable.

C. Markets

The Argentine Securities Market. In Argentina, the oldest and largest exchange is the Buenos Aires Stock Exchange (“BASE”), founded in 1854. The BASE was the exchange on which the majority of equity trades in Argentina were executed. BYMA is the result of an alliance between BASE and Mercado de Valores de Buenos Aires S.A. (“MERVAL”), dated 2013. From April 17, 2017 all the shares previously listed in the MERVAL were transferred to BYMA without any further consequence for listed companies.

As of December 31, 2018, the market capitalization of shares of the 95 companies (excluding mutual funds) listed on the BASE was U.S.$ 279.2 billion.  At the same time, the market capitalization of the domestic companies totaled U.S.$ 45.9 billion.

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

The Capital Markets Law of Argentina, enacted in December 2012, sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring. On May 9, 2018, the Argentine Congress approved the Act on Productive Financing, which introduces significant reforms to the Capital Markets Act of Argentina, the Law on Common Investment Funds No. 24,083, the Negotiable Obligations Law, and other regulations, with the objective of promoting the development of the local capital market. Among other items, the new law seeks to broaden the base of investors and companies that can participate in the capital market, promoting productive financing, especially with respect to micro, small and medium enterprises, creating a regime that promotes and facilitates their access to financing. Likewise, this law provides for the modification of certain tax provisions, tax regulations, regulations related to derivative instruments and a program for the promotion of financial inclusion. The reforms also establish some limitations to the powers granted to the CNV by the Capital Markets Act of Argentina.

The Capital Markets Law of Argentina provides rules and provisions guided by the following goals and principles:

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

•
Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology; and

•	Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in the Capital Markets Law of Argentina and the CNV Rules, among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministry of Finance, which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law of Argentina.

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

The BYMA. Pursuant to the Capital Markets Law of Argentina, the CNV has authorized nine stock markets since September 2014. BYMA is a private entity whose stock capital is composed of publicly traded shares. On December 29, 2016, BYMA was authorized by CNV as a market, Registry No. 639. BYMA’s main functions comprise trading as well as performing as a Clearing House and Central Counterparty (CCP) in the settlement and monitoring of transactions carried out through its trading systems.

BYMA’s main functions under the Capital Markets Law of Argentina are as follows:

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

These powers may be exercised by BYMA or delegated, in whole or in part, to other qualified entities. Accordingly, BYMA has entered into an agreement with BASE to enforce items b) and f), due to the fact that BASE has been authorized to operate as a qualified entity, pursuant to Capital Markets Law of Argentina.

New York Stock Exchange. The ADSs, each representing five Class B Shares, are listed on the NYSE under the trading symbol “TGS.” The ADSs began trading on the NYSE in November 1994, and have been issued by the Depositary.

According to data provided by the Depositary, as of March 31, 2019, there were 27,997,480 ADSs outstanding. Such ADSs represented approximately 17.62% of the total number of issued and outstanding Class B Shares as of such date.

Market Capitalization. Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. The last information available to us regarding the Argentine stock market is set forth in the table below:

	2014	2015	2016	2017	2018
Market capitalization (U.S.$ in billions)	455.4	336.8	282.9	356.9	279.2
Number of listed companies	101	99	99	97	95

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

B. Memorandum and Articles of Association

Information contained in Item 14 of TGS’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

2014 By-laws amendments

The Ordinary and Special Shareholders Meeting held on April 30, 2014 approved certain amendments of our by-laws. The purpose of these amendments was to provide our administration with greater flexibility to manage as well as adapt the By-laws to the requirements of the Capital Markets Law of Argentina. Below you will find a description of the amendments to our By-laws:

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

•
The Audit Committee duties, which are in line with those requirements stipulated in the Capital Markets Law of Argentina, were incorporated to our By-laws. For additional information regarding Audit Committee duties, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

The amended By-laws approved by the 2014 Shareholders Meeting held on April 30, 2014 were filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and are incorporated by reference in this Annual Report as Exhibit 1.2.

The 2017 Shareholders’ Meeting amended our By-laws in order to: (i) expand our corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) allow the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Act. The purpose of these amendments is to provide Management with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, this modification has not received comments from ENARGAS, as informed by a note from ENARGAS dated April 25, 2017, nor from the CNV, which has made up this amendment through a note dated April 18, 2017.

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the amendment, which was approved by the General Inspection of Justice on July, 25, 2017.

C. Material Contracts

Debt Obligations

2018 Notes

On May 2, 2018, we issued the 2018 Notes in aggregate principal amount of U.S.$500 million, the proceeds of which were used to redeem all of our then outstanding 9.625% of the 2014 Notes pursuant to (i) a tender offer to purchase for cash (the “Tender Offer”) any and all of our 2014 Notes launched on April 19, 2018, which expired on April 26, 2018, and (ii) the optional redemption provisions of the 2014 Indenture. On April 27, 2018, U.S.$80,083,898.25 in aggregate principal amount of the 2014 Notes (or approximately 41.80% of the 2014 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2014 Notes were redeemed on May 2, 2018 pursuant to the provisions of the 2014 Indenture.

The 2018 Notes were issued pursuant to the Program, which provides for the issuance of up to a maximum principal amount of U.S.$700 million in notes, and was authorized by resolutions of an Extraordinary Meeting of Shareholders dated April 25, 2013 and April 13, 2017, and by resolutions of our Board of Directors adopted on July 23, 2013, December 23, 2013 and June 29, 2017. The program was also authorized by the CNV by Resolution No. 17,262 dated January 3, 2014 and Resolution No. 18,938 dated September 15, 2017.

The scheduled maturity date of the 2018 Notes is May 2, 2025. The 2018 Notes accrue interest at an annual fixed rate of 6.750%, payable semiannually.

We are also permitted to redeem the 2018 Notes in whole, but not in part, at a price equal to 100% of the principal amount outstanding if, as a result of any change in, or amendment to, the laws or regulations of Argentina or any governmental authority thereof or therein having power to tax or as a result of any change in the application or official interpretation of such laws or regulations, we become obligated to pay additional amounts with respect to the 2018 Notes and cannot avoid such obligation by taking reasonable measures available to us.

In the event that the Republic of Argentina, directly or indirectly, through any one or more controlled entities, as a result of a condemnation, nationalization, confiscation, seizure, compulsorily acquisition, expropriation or otherwise under power of eminent domain becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of at least 51% of our outstanding shares with voting power, holders of the 2018 Notes are entitled to require us to purchase all or a portion of the 2018 Notes at a price in cash equal to 101% of the principal amount of the 2018 Notes so purchased. The 2018 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

Covenants

We are subject to several restrictive covenants under the terms of the 2018 Notes, which include, among others, the following:

•
limitations on our ability to terminate our License or take any action that, in our reasonable opinion, would result in the termination of the License. We may not agree to amend or waive any terms of the License unless such amendment or waiver would not, in our reasonable opinion, adversely affect (i) our ability to meet our obligations under the 2018 Notes on a timely basis or (ii) any material rights or interest of the trustee or the holders under the indenture or the 2018 Notes;

•
a requirement that we not enter into or consent to any amendment, restatement or modification of the SAFTO or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

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

•	a limitation on our and our subsidiaries’ ability to sell our assets; and

•	a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2018 Notes contain the following events of default, among others:

•	default in the payment of principal, interest or any other amount due under the terms of the 2018 Notes after a specified grace period with respect to payments other than principal;

•	breach of obligations contained in the 2018 Notes after a specified cure period;

•	cross default and cross acceleration with respect to other debt obligations with an aggregate principal amount equal to or exceeding U.S.$50 million;

•	the occurrence of certain bankruptcy events or enforcement proceedings;

•	enforcement of monetary judgments exceeding U.S.$50 million; and

•	the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 180 days or termination of the License.

Financial lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for an aggregate value of Ps. 1,429.7 million, which we utilize in our other services business segment. Monthly lease payments to Pampa Energía amount to U.S.$0.6 million, before taxes.

Within 30 days of the expiration date of the Leasing Payment Term, we may exercise the option to purchase the assets leased to us under the agreement. The purchase option price will be equivalent to U.S.$0.6 million before taxes.

For additional information, see Note 13 to our Financial Statements included under “Item 18. Financial Statements.”

D. Exchange Controls

The following is a description of the main BCRA regulations concerning inflows and outflows of funds in Argentina. For further information regarding the full scope of current foreign exchange restrictions and control regulations, investors should seek advice from their legal advisors and refer to the applicable rules mentioned in the Annual Report, which are available at the website of the Argentine Ministry of Economy and Public Finance: https://www.argentina.gob.ar/hacienda and https://www.minfinanzas.gob.ar/, or the website of the BCRA: www.bcra.gov.ar. None of the information contained on either website is deemed to be incorporated by reference into this Annual Report.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the BCRA. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the BCRA closed the foreign exchange market, the peso was freely convertible into U.S. dollars.

On December 3, 2001, the Government imposed a number of monetary and currency exchange control measures through Decree No. 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the BCRA’s prior authorization subject to specific exceptions for transfers related to foreign trade. In June 2003, the Government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country.

In January 2002, the Government issued the Public Emergency Law and declared a state of public emergency in respect of its social, economic, administrative, and financial and foreign exchange matters, authorizing the Government to establish a system to determine the foreign exchange rate between the peso and foreign currencies and to issue foreign exchange‑related rules and regulations. Within this context, on February 8, 2002, through Decree No. 260/2002, the Government established (i) the MELI through which all foreign exchange transactions in foreign currency must be carried out and (ii) that the foreign exchange rate applicable to foreign exchange transactions may be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the BCRA. A summary of the main regulations is set forth below.

On June 9, 2005, through Decree No. 616/2005, the Government mandated that (i) all inflows of funds into the local foreign exchange market arising from foreign debts incurred by residents (including both individuals and legal entities in the Argentine private sector), other than those concerning foreign trade financing and primary issuances of debt securities offered to the public and listed on self‑regulated markets, and (ii) all inflows of funds by non‑residents channeled through the MELI and intended to be held in local currency for acquisition of all types of financial assets or liabilities in the financial or non‑financial private sector (except for foreign direct investments and primary issuances of debt securities and shares offered to the public and listed on self‑regulated markets), as well as investments in securities issued by the public sector and acquired in secondary markets, had to meet the following requirements: (a) such inflows of funds could only be transferred outside the local foreign exchange market upon the expiration of a term of 365 calendar days from the date of settlement of such funds into pesos; (b) the proceeds of such inflows of funds had to be credited to an account in the local banking system; (c) a non‑transferable and non‑interest‑bearing deposit for 30% of the amount of the transaction had to be kept in Argentina for a period of 365 calendar days, in accordance with the terms and conditions set forth in the applicable regulations (the “Deposit”); and (d) the Deposit had to be denominated in U.S. dollars and held in Argentine financial institutions, and it could not be used to guarantee or serve as collateral for any type of credit transactions.

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

In December 2015, the Argentine Ministry of Economy and Public Finance issued Resolution No. 3/2015 that repealed the requirement to comply with the Deposit. As a result, the Deposit is no longer applicable to, among other transactions, foreign financial debts, inflows by non‑residents and repatriations by residents. In addition, Resolution No. 3/2015 reduced the minimum term that proceeds received from any new financial indebtedness (incurred by residents and granted by foreign creditors) and transferred into Argentina must be kept in Argentina, from 365 calendar days to 120 calendar days from the date the funds were transferred. In January 2017, the Argentine Ministry of Economy and Finance Public through Resolution 1/2017 reduced from 120 calendar days to zero, the permanence term from any new financial indebtedness transferred into Argentina applicable to (i) the inflow of funds to the local foreign exchange market arising from certain foreign indebtedness and (ii) any entry of funds to the foreign exchange market by non-residents.

On May 19, 2017, the BCRA issued Communication “A” 6244 dated May 19, 2017 and effective as of July 1, 2017 (amended by Communication “A” 6312 dated August 30, 2017), providing certain new rules that govern access to the MELI and that supersede previous rules on the matter. Communication “A” 6244 (as amended by Communication “A” 6312) has replaced all previous rules governing exchange transactions, the general exchange position and the provisions of Decree No. 616/05, while rules governing information and filing requirements were not replaced.

In addition, Communication “A” 6244 (as amended by Communication “A” 6312 and Communication “A” 6363) sets forth:

1.	The principle of freedom of exchange: Argentine residents, as well as non-Argentine residents, may freely access the MELI.
2.	The obligation of carrying out any exchange transaction through an entity authorized by the BCRA has been maintained.
3.	Time restrictions to trade in the MELIfor carrying out foreign exchange transactions have been eliminated.
4.	The mandatory inflow and settlement of export proceeds through the MELI within the applicable term.
5.
The obligation of Argentine residents to comply with the “Review of Debt Securities and External Liabilities Issued by the Financial Sector and the Non-Financial Private Sector” (Communication “A” 3602 and its complementary provisions) and the “Review on direct investments” (Communication “A” 4237 and its complementary provisions), even though there has not been an income of funds to the MELI nor any future access through the transactions to be declared has been maintained.

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

On November 1, 2017, the Government enacted Decree No. 893/17 that repealed Decrees No. 2581/64, 1555/86 and 1638/01, eliminating the Argentine residents’ mandatory inflow and settlement of export proceeds through the MELI within the applicable term. Subsequently and complementing Decree No. 893/17, the BCRA through Communication “A” 6363 dated November 10, 2017 (amended by Communication “A” 6436 dated January 19, 2018) derogated all foreign exchange regulations (except for those which were explicitly exempt therefrom), and substituted them with the following:

•	Any individual or entity may freely conduct operations through MELI.

•	All transactions involving foreign exchange must be carried out through an authorized financial entity.

•	Timing restrictions to operate in MELI were eliminated.

•
Persons subjects to these regulations must comply with the information requirements of the “Foreign Assets and Liabilities Survey”, even in those cases where they have not deposited any amounts through MELI or if they do not anticipate accessing such market for any transactions subject to reporting.

•	The obligation to settle foreign exchange transactions was eliminated; however, the intervening financial entity must continue to keep records thereof.

•	The intervening financial entities must satisfy the applicable regulations relating to anti-money laundering, financing of terrorist activities and other illegal activities.

•	Foreign exchange transactions shall be conducted at the exchange rate determined by the applicable parties.

On January 6, 2018, the Public Emergency Law ceased to be in effect, formally ending Argentina’s state of general emergency. The Public Emergency Law was passed by the Argentine Congress in the immediate aftermath of Argentina’s 2001 political, economic and social crisis, and established a state of emergency in social, economic, administrative, financial and foreign exchange matters.

By means of Decree No. 27/2018 dated January 11, 2018, the MELI was created, as a replacement of the Free Single Exchange Market (Mercado Unico Libre de Cambios), for purposes of providing additional flexibility to the market, to enable competition and allow for the entry of new operators into the foreign exchange market, thus reducing systemic costs. Exchange operations will be conducted through the MELI by financial entities and other participants authorized by the BCRA to conduct regular transactions or purchase and sale of foreign currency, gold coins or deliverable gold bars and travelers’ checks, and transfers and similar analogous foreign exchange operations.

Pursuant to Communication “A” 6,443 of the BCRA, which became effective on March 1, 2018, companies from any sector of the economy which operate on a regular basis in the MELI may act as an exchange agency, as long as they comply with the sole requirement of registering their electronic signature in the “Exchange operators’ registry”.

Currently, the BCRA may intervene the foreign exchange market by selling dollars into the market when the exchange rate is above 44 pesos per dollar and by buying dollars from the market when the exchange rate falls below 34 pesos per dollar which range was subject to a daily adjustment of 3% per month through the end of 2018, and is currently subject to a daily adjustment of 2% per month (1.75% per month for the second quarter of 2019), while the area within such range is considered to be a “non-intervention” zone.

Money Laundering

Law No. 25,246, as amended, categorizes money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means; provided, that the aggregate value of the assets involved exceed in the aggregate (through one or more related transactions) Ps. 50,000.

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

Pursuant to Decree 360/2016, dated February 16, 2016, the Government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and Financial Action Task Force standards.

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

The abrogated regulations established the obligation for financial institutions and foreign exchange agencies subject to the BCRA’s regulation to maintain databases regarding client operations.

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

On January 11, 2017, the Financial Information Unit published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts. Since October 2018, the BCRA established an exchange rate band. The band in which the BCRA would not intervene was initially defined between Ps. 34 and 44 per US dollar, which will be adjusted upwards on a monthly basis. The BCRA will allow the free floating of the currency within this band. The intention of the BCRA is to avoid excessive fluctuations of the exchange rate.

Subsequently, the Financial Information Unit published Resolution No. 30-E/17, effective as of September 15, 2017, which derogated Resolution No. 121 and established new guidelines to be followed by financial and securities institutions in their capacity as parties legally obliged to provide financial information under the Anti-Money Laundering Law, based on the revised recommendations of the Financial Action Task Force for 2012.

These amendments facilitate compliance of the requirements imposed upon the Obliged Subjects and continue the migration of the system towards a risk-based approach.

Resolution No. 30-E/17 determines the minimum compliance elements that must be included in a system for the prevention of money laundering and terrorist financing, such as the process of customer due diligence, training programs, operations monitoring, reporting of suspicious operations and rules applicable in cases of non-compliance, among others.

Recently, the Financial Information Unit published Resolution No. 21/2018 which states that reporting parties under Resolution No. 229/2014 of the Financial Information Unit (mainly the BCRA and the CNV) must evaluate their risks and adopt measures to mitigate them, in order to prevent money laundering as efficiently as possible. Within this framework, individuals are enabled to implement reputable technological platforms which allow carrying out long-distance procedures without the need to present documentation in person.

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

Argentine Taxes

Income Tax

Taxation on Dividends

In view of the last amendments introduced to the Income Tax Law by virtue of the Tax Reform, as of fiscal years beginning on January 1, 2018, the taxation applicable to dividends distributed from Argentine companies would be as follows:

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

For Argentine individuals not registered before the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos) as payers of income tax and foreign beneficiaries, the Dividend Tax withholding will be considered as a unique and final payment. In addition, under the Tax Reform, rules are created that regulate and limit the possibility to offset gains derived from the distribution of dividends with losses generated in other operations.

If dividends are distributed to Argentine Entities as defined below, no Dividend Tax should apply.

The equalization tax (the “Equalization Tax”) is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. In order to assess the “net accumulated taxable income” from the income calculated by the Income Tax Law of Argentina, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax will be imposed as a 30% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. With regards to income obtained during fiscal years beginning on or after January 1, 2018, the Equalization Tax is not applicable. With regards to income obtained in prior fiscal years, the Equalization Tax is applicable.

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

Due to the recent amendments introduced to the Argentine Income Tax Law by the Tax Reform, as from 2018, Foreign Beneficiaries are also exempt from income tax on income derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

In addition, it was finally clarified that, from 2018 onward, the income derived from the sale of ADSs will be treated as coming from an Argentine source. However, capital gains obtained by Foreign Beneficiaries from the sale, exchange or other disposition of ADSs are exempt from income tax.

The exemption on the sale of Argentine shares and/or ADSs would only apply to the extent that the Foreign Beneficiaries do not reside in, or the funds do not derive from, jurisdictions not considered as cooperative for purposes of fiscal transparency. In addition, according to the last amendment introduced by the Tax Reform, no taxes would be claimed to the abovementioned Foreign Beneficiaries on past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of a method for collection.

In case the exemption is not applicable, the gain derived from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In such scenario, the income tax should be paid to the Argentine Tax Bureau under the following procedures: (i) in case the securities were sold by a Foreign Beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (ii) when both the seller and the buyer are Foreign Beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred.

Losses obtained by Argentine individuals arising from the sale of shares can only be offset with the profits derived from the same type of operations, for a period of five years.

Tax on the Minimum Presumed Income (the “TOMPI”)

The TOMPI is levied upon corporate assets. The taxable persons are business companies, foundations, sole proprietorships, and trusts (except for financial trusts established in accordance with Sections 1,690, 1,691 and 1,692 of the Argentine Civil and Commercial Code) that are resident in Argentina, certain mutual funds established in Argentina, and permanent commercial establishments owned by foreign entities, among other taxpayers.

Concerning notes listed in an authorized market, the taxable value shall be determined on the basis of the last negotiated value as of the fiscal year closing date. Non-negotiable obligations will be valued at cost, increasing, as applicable, with interest and exchange rate differences that have accrued to the applicable date.

The tax rate is 1% (0.2% in the case of local financial entities, leasing entities or insurance entities) applicable over the total value of assets over an aggregate amount of Ps. 200,000. In the event that a taxpayer owns assets located abroad, this amount will be increased by the amount resulting from multiplying Ps. 200,000 by a percentage that represents the taxable assets located abroad, as compared to the taxpayer’s total assets. Assets subject to tax in Argentina whose aggregate value, determined in accordance with the effective regulations, is equal to or lower than Ps. 200,000 as of the relevant fiscal year end date, shall be exempted from application of the TOMPI.

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

For the individuals domiciled in Argentina and undivided estates located in Argentina, this tax is levied on the value of their personal assets exceeding a certain minimum threshold by December 31 of each year. In those cases where the value of the assets exceeds such amount, this tax shall be applicable to the assets subject to tax in excess of such amount. Tax rates applicable are as follows:

Minimum threshold above which tax applies Tax period Applicable Tax Rate
Over Ps. 1,050,000	2018 and subsequent periods
0.25%

Tax on Credits and Debits on Bank Accounts

Law No. 25,413, as amended and regulated by Law No. 25,453, established a tax, with certain exceptions, levied on debits and credits of any nature on banks accounts held at Argentine financial institutions, except for those specifically exempted pursuant to legal provisions and regulations thereof. The general tax rate is 0.6% for each debit and credit (although in certain cases an increased rate of 1.2% and a reduced rate of 0.075% may apply).

Certain transfers of money or cash movements through other mechanisms may also trigger application of this tax. In general, the financial institutions involved act as tax collection and tax calculation agents.

Decree No. 409/2018 established that as of January 1st, 2018, 33% of the tax paid on credits and debits levied at the 0.6% general tax rate and 1.2% tax rate, and 20% of the tax paid on transactions levied at the less tax rate will be considered as a payment on account of income tax, taxes on presumed minimum income or the special contribution on cooperatives capital by the bank account holders. The exceeding amount will not be subject to compensation with other taxes or transfer in favor of third parties; however, it can be carried forward to other fiscal periods of the above-mentioned taxes.

This tax has certain exemptions; as an example, debits and credits in banking accounts opened by foreign legal entities in accordance with BCRA Communication “A” 3250 and used exclusively for the purpose of making financial investments in Argentina are exempted from this tax is accordance with section 10, paragraph s) of Decree No. 380/2001. Likewise, Law No.27,264 established that the Tax on Credits and Debits on Bank Accounts that had actually been deposited may be computed in a 100% as payment on account of the income tax by companies that are considered “micro” and “small” and in 50% by manufacturing industries considered “medium -trench 1-” under the terms of article 1 of Law No. 25,300 and its complementary regulations. In case securities’ holders receive payments in local bank checking accounts, such tax may apply.

Pursuant to Law No. 27,432, dated December 29, 2017, this tax will be applied until December 31, 2022. Moreover, according to this law, the Government may provide that the percentage of this tax that on the effective date of this law (i.e. December 30, 2017) is not computable as payment on account of income tax, it is progressively reduced by up to 20% per year as of January 1, 2018, and it can be established that, in 2022, it can be completely calculated as a payment on account of the income tax.

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

Buenos Aires Tax Code, Section 180(1), third paragraph, sets forth that revenues from any transaction on notes issued in accordance with Law 23,576, the interest collected and updates accrued and the selling price in case of a transfer, shall be exempt provided the income tax exemption is applicable.

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

This exemption also covers security rights related to issuances. However, this exemption is forfeited if, within a 90-calendar days term, the relevant authorization is not requested for the public offering of such securities before the CNV.

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

The gratuitous transfer of assets is exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than Ps. 269,000 and it rises to Ps. 1,120,000 when the transfer is done between parents, children and spouses.

Step‑up rates from 1.6026% to 8.7840% have been established, based on the degree of kinship and taxable base involved.

The Province of Entre Ríos, pursuant to provincial Law No. 10,553, dated December 13, 2017, has revoked its provincial TGTA stated by virtue of Law No. 10,197.

As for the existence of the TGTA in other provinces, potential investors must analyze the tax consequences according to the jurisdictions involved in the specific case.

Court Taxes

In the event that it becomes necessary to institute legal actions in relation to our securities before a federal court in Argentina or the courts sitting in the City of Buenos Aires, a court tax will be imposed on the amount of any claim (currently at a rate of 3.0%). Certain court and other taxes could be imposed on the amount of any claim brought before the courts of the relevant province.

Treaties to avoid Double Taxation

Argentina has entered into tax treaties to avoid the double taxation with several countries (Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, México, Netherlands, Norway, Russia, Spain, Sweden, Switzerland, United Kingdom and Uruguay).  The agreement signed with United Arab Emirates is still undergoing the respective ratification procedure.  There is currently no tax treaty in force between Argentina and the United States.

Inflow of funds from Non‑Cooperative Jurisdictions

Non-cooperative jurisdictions are those countries or jurisdictions that do not have in force with the Government an agreement for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information.  Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will be considered non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Argentine Republic has committed itself. After the tax reform the white list system in force was replaced by a black list system. In this system, the Executive Branch would have to prepare and update a list of the countries considered as non-cooperative based on the aforementioned criteria. As of today, the United States is considered a cooperating country.

According to the legal assumption established by Law No. 11,683 Section 18.1 as it is amended, incoming funds from non-cooperative jurisdictions are considered unjustified net worth increases for the local receiver.

Unjustified net worth increases are subject to the following taxes:

•	Income tax would be assessed on 110% of the amount of funds transferred;

•	VAT would be assessed on 110% of the amount of funds transferred. Even though the concept “income arising from” is not clear, it could be construed as any fund transfer;

•	from an account in a non-cooperative jurisdiction, or from a bank account opened outside of a non-cooperative jurisdiction but owned by an entity located in a non-cooperative jurisdiction; or

•	to a bank account located in Argentina or to a bank account opened outside of Argentina but owned by an Argentina tax resident.

Notwithstanding the above, the Law provides that the Federal Administration of Public Revenues can accept those funds that derived from activities genuinely performed by an Argentine taxpayer, or by a third party in said jurisdiction.

With respect to the application of the abovementioned legal presumption on incoming funds from jurisdictions considered as low or null tax jurisdictions (defined under section 15.3 of the Argentine Income Tax Law) further clarifications are expected to be issued by the implementing decree of the Tax Reform.

THE ABOVE SUMMARY DOES NOT REPRESENT A FULL ANALYSIS OF ALL THE TAX CONSEQUENCES AND DOES NOT ADDRESS ALL OF THE ARGENTINE TAX CONSEQUENCES THAT MAY BE APPLICABLE DERIVED FROM THE OWNERSHIP OF NEGOTIABLE OBLIGATIONS.  POTENTIAL HOLDERS AND BUYERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THEIR PARTICULAR TAX CONSEQUENCES. IT DOES NOT PURPORT TO BE A COMPREHENSIVE DESCRIPTION OF ALL THE ARGENTINE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO A DECISION TO PURCHASE, OWN OR DISPOSE OUR SHARES. IN PARTICULAR, THIS SUMMARY DOES NOT DESCRIBE ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY, MUNICIPALITY OR TAXING JURISDICTION OTHER THAN CERTAIN FEDERAL LAWS OF ARGENTINA.

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

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. holder must include in his or her gross income the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). If the holder is a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided, that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Provided that we are not a PFIC, for the year in which a dividend is paid or the preceding taxable year, dividends that are paid with respect to the ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. Because the Class B Shares are not readily tradable on an established securities market in the United States, it is unclear whether dividends paid with respect to the Class B Shares will also be qualified dividend income.

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

As discussed above under “Argentine Taxes—Taxation of Capital Gains,” it is possible that a U.S. holder who sells or purchases the Class B Shares or ADSs may be subject to Argentine tax upon such sale or acquisition. If the seller is legally liable for the tax and the seller pays this tax, then the seller should be able to claim a foreign tax credit for U.S. federal income tax purposes in an amount equal to the amount of the tax, subject to generally applicable limitations. However, because the gain from a sale or other disposition of Class B Shares or ADSs will be U.S. source income, such seller would need a sufficient amount of other foreign source income that is untaxed, or that is taxed at a tax rate that is sufficiently lower than the U.S. tax rate applicable to such seller, in order to be able to claim this foreign tax credit. Additionally, if an Argentine tax is withheld on the sale or other disposition of Class B Shares or ADSs, then the seller must include the amount of such tax withheld in the amount realized upon the sale or disposition, even though the seller does not in fact receive it. If the purchaser is legally liable for the tax, then the purchaser will likely not be entitled to receive any tax credit in the United States in respect of the payment of any such taxes.

PFIC Rules. In general, a non-U.S. corporation will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares. We do not believe that we were a PFIC for the taxable year ended December 31, 2017. We do not anticipate being a PFIC for our current taxable year, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year, however this is a factual determination that is made annually and thus may be subject to change.

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

If we were to be treated as a PFIC, we do not intend to provide the information necessary for U.S. holders of our ADSs or Class B Shares to make “qualified electing fund,” or QEF, elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the CNV and BYMA and file reports and other information relating to our business, financial condition and other matters with the CNV and BYMA. You may read such reports, statements and other information, including our publicly filed Financial Statements, at the public reference facilities of the CNV and BYMA maintained in Buenos Aires. We are also required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC will also be available to the public at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

We have appointed Citibank NA to act as depositary for our ADRs. For so long as our ADRs are deposited with the depositary, we will furnish the depositary with our annual reports and summaries of all notices of general meetings of shareholders and other reports and communications that are made generally available to our shareholders.

The depositary will, as provided in the Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of our ADRs. Any record holder of ADRs may read such reports, notices, or summaries thereof, and communications at the depositary’s office. The depositary’s office is located at 388 Greenwich Street – 6th Floor New York, NY 10013.

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

Interest Rate Risk

Our interest rate risk arises mainly from long-term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk.

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

The following table provides information regarding our assets and liabilities as of December 31, 2018, according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
Fixed interest rate	8,525,212	18,941,643
Variable interest rate	14,473	-
Total	8,539,685	18,941,643

(1)	Includes short-term investments, fixed term investments and bank accounts. Most of our trade receivables do not accrue interest.
(2)	Includes loans, excluding issuance expenses.

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

On the other hand, as discussed elsewhere herein, the tariffs charged by the Company for the natural gas transportation services are currently denominated in Argentine pesos. Revenues in U.S. dollars derived from our liquids production and commercialization segment accounted for 76.9% of the segment’s total revenues for the year ended December 31, 2018. Likewise, 59.0% of the operating costs of this business segment for such period are denominated in U.S. dollars.

Our financial debt obligations denominated in foreign currency as of December 31, 2018, amounted to U.S.$ 546.3 million (Ps. 20,597.0 million). As of December 31, 2018, we also had the equivalent of U.S.$ 42.2 million (Ps. 1,590.3 million) of trade and other payables denominated in U.S. dollars. Finally, U.S.$ 394.4 million (Ps. 14,788.8 million) of our assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$ 194.2 million as of December 31, 2018.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate curve would not have a significant impact on their total value.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2018, that would have resulted from a hypothetical, instantaneous and unfavorable10% change in the peso/U.S. dollar exchange rates would have been Ps. 739.8 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

		Expected maturity date
	Overdue	2019	2020	2021	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (4) (5)
Fixed rate	-	1,272.4	1,272.4	1,272.4	23,303.2	27,120.4	17,200.1
Interest rate (3)	-	6.875%	6.875%	6.875%	-	-	-

Financial lease in U.S. dollars(1) (4)(5)
Fixed rate	56.9	282.0	282.0	282.0	1,296.6	2,199.5	1,655.4

(1)	Converted at the exchange rate as of December 31, 2018: Ps. 37.70 per U.S.$1.00.
(2)	For a detailed description of 2018 Notes, see “Item 10. Additional Information—C. Material contracts—Debt Obligations.”
(3)
For further information about limitations on our ability to make payments on our debt denominated in U.S. dollars see “Item 3. D. Risk Factors. - The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.”

(4)	Includes future interest payment not accrued as of December 31, 2018.
(5)	Contracted undiscounted cash flows. Thus, they do not reconcile to the amount disclosed on the statement of financial position.

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

Ethane is sold to PBB under a contract dated September 6, 2018, which will expire on December 27, 2027. The price under the contract is adjusted for several factors including the cost of natural gas, the natural gas price and transportation charges. The decrease in the international price of ethane has increased the gap between our sale price and the price offered by the alternative supplier of PBB.

For any given period, the liquids sales will be dependent on the international price of LPG and natural gasoline, taxes and other government take impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

Based on the volume of sales for the years ended December 31, 2018, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the 2018 Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 552 million. On the other hand, an increase of US$50/ton in the international price would have had the opposite effect.

Item 12.	Description of Securities Other than Equity Securities

American Depositary Shares

Fees and Charges Payable by a Holder of ADRs

Our ADSs are listed on the NYSE under the symbol “TGS.” Citibank NA is the Depositary of our ADSs pursuant to the Deposit Agreement. Each ADS represents the right to receive five shares.

Under the terms of the Deposit Agreement, as of the date of this Annual Report, an ADS holder may have to pay to the Depositary the fees specified in the table below.

The charges of the Depositary payable by investors are as follows:

Service	Rate	By Whom Paid

Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in the Deposit Agreement.
	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person receiving ADSs.
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) canceled.	Person whose ADSs are being canceled.
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2018 to April 25, 2019, we received from the Depositary U.S.$. 1.2 million for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect TGS.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with applicable generally accepted accounting principles / Public Company Accounting Oversight Board (United States).

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2018, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2018, as stated in their reports appearing herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

Fees billed, in Current Currency, for professional services provided to us by PwC and EY, during the years ended December 31, 2018 and 2017 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2018	2017	2018	2017
	(in thousands of pesos)
Audit fees	8,686.1	7,931.7	9,300.2	7,091.7
Audit-related fees	3,705.7	238.6	2,173.1	-
Tax fees	418.7	-	-	-
All other fees	1,444.4	1,361.2	4,477.9	270.8
Total fees	14,254.9	9,531.5	15,951.3	7,362.5

Audit fees. Audit fees in the above table represent services rendered for the audit of our annual Financial Statements for the Form 20-F, the review of our quarterly reports, and services provided by PwC and EY in connection with statutory and regulatory filings or engagements.

Audit related fees in connection for its review of the regulatory presentations made to the CNV with respect to the Global Program issued in the CNV related with the issuance of our debt in Argentina and the issuance of 2018 Notes and stock buyback.

Tax fees. Tax fees in the above table represent services rendered by PwC in connection with the Tax Reform.

All other fees. Fees related to governance, risk and compliance billed by PwC and to advisory services on IT risk and compliance, and on facilitating process improvement render by EY.

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

Consequently, 100% of the services and fees rendered by our principal accountants in 2018 were approved by the Audit Committee prior to their engagement to perform such work.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On May 9, 2018, our Board of Directors approved the First Share Repurchase Program. Considering our solid cash and investment position, this share repurchase program was approved due to the distortion evidenced by our economic value and its current business and those derived from projects under development, and the price of the quotation of its shares in the market.

Considering the realized gains that arose from our condensed interim financial statements for the three-month period ended in March 31, 2018, our Board determined the maximum amount to be invested in Ps. 1,700,000,000 stated at its original value. The deadline within which the acquisitions were carried out expired on September 10, 2018.

Period	Total number of ADRs purchased	Average price paid per ADRs (US$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
5/11/2018 – 5/31/2018	811,624	17.19	4,058,120	6,043,022
6/1/2018 – 6/30/2018	550,175	15.45	2,750,875	8,441,031
7/1/2018 – 7/31/2018	359,536	13.69	1,797,680	5,726,035
8/1/2018 – 8/31/2018	316,347	13.18	1,581,735	4,926,463
9/1/2018 – 9/10/2018	65,400	12.07	327,000	8,708,255
	2,103,082		10,515,140
(1)	Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 5 common shares.

The Second Share Repurchase Program was made with realized gains, as shown in the condensed interim financial statements as of September 30, 2018. The deadline within which the acquisitions were carried out expired on March 5, 2019.

Period	Total number of ADRs purchased	Average price paid per ADRs (US$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
10/1/2018 – 10/31/2018	610,974	13.64	3,054,870	8,095,486
12/1/2018 – 12/31/2018	6,100	13.43	30,500	4,123,872
	617,074		3,085,370
(1)	Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 5 common shares.

Regarding the Third Share Repurchase Program for a total amount up to Ps. 1,500,000,000 stated at its original value, the acquisition will be made with realized gains, as shown in the Financial Statements. The term within which the acquisitions will be carried out will expire on September 23, 2019.

Period	Total number of ADRs purchased	Average price paid per ADRs (US$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
04/1/2019 – 04/24/2019	341,849	11.16	1,709,245	7,625,980
(1)Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 5 common shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by:

•	applicable Argentine law (particularly, the General Corporations Law),

•	the standards of BYMA;

•	Capital Markets Law of Argentina and Decree No. 1,023/2013,

•	the standards of the CNV,

•	our By-laws,

•	our Integrity Program and other internal control policies and procedures, and

•	certain rules of the NYSE applicable to listed foreign private issuers.

We have securities that are registered with the SEC and listed on the NYSE and, consequently, we are subject to the rules and regulations of the NYSE.

Under the Corporate Governance Standards issued by the NYSE Standards, non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of the provisions included in such Section. However, non-U.S. companies must comply with sections 303A.06, 303A.11 and 303A.12(b) and (c).

Our Corporate Governance Guidelines are available on our website www.tgs.com.ar.

According to Section 303A.11 of the NYSE Standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. issuers. Accordingly, the following list reflects such differences:

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 11, 2019, three independent directors (meeting the independence criteria set forth in the NYSE Standards) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

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

Compensation Committee

U.S. listed companies must have a compensation committee composed entirely of independent directors. Argentine law and regulations do not require this committee. However, our Audit Committee is required to give an opinion about the reasonableness of directors’ fees and stock option plans (if applicable), as proposed by our Board of Directors, and the fee paid to members of our Board of Directors is approved by our shareholders at their ordinary annual meeting.

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

Code of Conduct

According to Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In October 2005, our Board of Directors approved a “Code of Conduct” with the purpose of introducing SEC rules applicable to foreign registrants. Such code applies to all Board of Directors’ members, Audit Committee members, senior management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report. Our Code of Conduct is currently an annex of the Integrity Program.

CEO’s Certification

Each listed company CEO must annually certify to the NYSE that he or she is not aware of any violation by the company of the NYSE’s corporate governance listing standards. There is no such requirement under Argentine law.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Item 19.	Exhibits

Exhibit No.
1.1	Corporate Charter and By-laws.
1.2	By-laws Amendments.(1)
2.4
Indenture dated May 2, 2018, entered into among TGS, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of TGS’s Class 2, 6.750% senior notes due 2025.

2.5	Officers’ Certificate establishing the terms of TGS’ 6.750% Notes Due 2025.
3.1	CIESA Shareholders’ Agreement.(2)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(4)
3.3	CIESA’s Settlement Agreement.(3)
4.1	Technical Assistance Service Agreement between TGS and Pampa Energía, dated December 26, 2017.
5.1	Financial lease agreement between Petrobras Argentina and TGS, dated July 25, 2016.(6)
8.1	List of TGS’s Subsidiaries.
11.1	Code of Ethics.(2)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(6)

(1)
Amendment incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2014 (Commission File No. 1-13396), and (ii) amendment previously filed with the Securities and Exchange Commission pursuant to current report on form 6-K, dated April 12, 2017 (Commission File No. 1-13.396).

(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2005 (Commission File No. 1-13396).
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2012 (Commission File No. 1-13396).

(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2010 (Commission File No. 1-13396).
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2017 (Commission File No. 1-13396).
(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2003 (Commission File No. 1-13396).

We agree to furnish to the SEC upon request any instrument with respect to long-term debt that we have not filed as an exhibit pursuant to the exemption provided by instruction 2(b)(i) to Item 19 of Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/ Fernando Alberto Rodriguez	Member of Ernst & Young Global

Price Waterhouse & Co. S.R.L ("PwC") has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017.

Buenos Aires, Argentina
April 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control  Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes, and our report dated April 25, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting under Item 15.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.  We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/ Fernando Alberto Rodriguez	Member of Ernst & Young Global

Price Waterhouse & Co. S.R.L ("PwC") has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017

Buenos Aires, Argentina
April 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

In our opinion, the accompanying consolidated statements of comprehensive income, of changes in equity and of cash flows (including the related notes) present fairly, in all material respects, the results of Transportadora de Gas del Sur S.A. and its subsidiary (“the Company”) and their cash flows for the year ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether these statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of comprehensive income, of changes in equity and of cash flows presentation.  We believe that our audit provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Fernando Alberto Rodriguez

Buenos Aires, Argentina
April, 25 2019

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2018	2017*	2016*

Revenues	8.i.	34,062,670	19,953,266	14,645,510
Cost of sales	8.j.	(16,188,310)	(11,935,682)	(10,025,424)
Gross profit		17,874,360	8,017,584	4,620,086

Administrative expenses	8.k.	(961,813)	(733,874)	(880,767)
Selling expenses	8.k.	(1,764,701)	(807,296)	(695,858)
Other operating expenses	8.m.	(890,787)	(271,595)	(130,644)
Operating profit		14,257,059	6,204,819	2,912,817

Net financial results
Financial income	8.l.	10,988,538	1,137,168	816,791
Financial expenses	8.l.	(15,040,992)	(2,131,487)	(2,564,772)
Gain on net monetary position		1,206,195	465,975	1,038,647
Total		(2,846,259)	(528,344)	(709,334)

Share of profit from associates	11	18,207	21,641	5,089

Net income before income tax		11,429,007	5,698,116	2,208,572

Income tax (expense) / gain	14	(13,171)	53,077	(1,102,277)

Total comprehensive income for the year		11,415,836	5,751,193	1,106,295

Total comprehensive income attributable to:
Owners of the Company		11,415,832	5,751,191	1,106,293
Non-controlling interests		4	2	2
		11,415,836	5,751,193	1,106,295

Weighted average of outstanding ordinary shares **		788,405,563	794,495,283	794,495,283
Basic and diluted earnings per share		14.48	7.24	1.39

* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

**The weighted average of the number of shares considers the effect of the weighted average of the changes originated in the transactions with treasury shares made during the year.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2018	2017*
ASSETS

Non-current assets
Property, plant and equipment	12	38,685,519	34,160,708
Investments in associates	9	72,670	55,924
Other financial assets at amortised cost	8.o.	8,760	21,369
Deferred income tax asset	14	4,529	4,245
Other receivables	8.a.	8,233	17,874
Trade receivables	8.b.	-	4,511
Total non-current assets		38,779,711	34,264,631

Current assets
Other receivables	8.a.	2,663,058	1,026,603
Inventories		360,274	183,745
Trade receivables	8.b.	3,114,499	3,002,432
Contract assets		156,672	-
Derivative financial instruments	16.1.3	218,272	-
Other financial assets at amortised cost	8.o.	5,714	2,134,111
Other financial assets at fair value through profit or loss	8.n.	-	325,158
Cash and cash equivalents	8.c.	16,644,827	3,916,747
Total current assets		23,163,316	10,588,796
Total assets		61,943,027	44,853,427

EQUITY
Common stock		18,347,477	18,667,034
Treasury shares		319,557	-
Cost of adquisition of treasury shares		(1,420,926)	-
Legal reserve		650,221	650,221
Future capital expenditures reserve		69,851	69,851
Future dividends reserve		991,627	1,557,240
Accumulated retained earnings		11,987,488	4,335,231
Non-controlling interests		10	12

Total equity		30,945,305	25,279,589

LIABILITES

Non-current liabilities
Deferred income tax liabilities	14	2,228,094	6,460,995
Advances from customers	8.e.	-	1,535,140
Contract liabilities	8.d.	1,469,051	-
Loans	13	20,154,216	4,680,011
Total non-current liabilities		23,851,361	12,676,146

Current liabilities
Provisions	15	371,168	289,901
Contract liabilities	8.d.	129,578	-
Advances from customers	8.e.	-	216,820
Other payables	8.f.	80,674	49,531
Taxes payables	8.g.	202,222	142,562
Income tax payable		2,444,210	1,743,257
Payroll and social security taxes payable	8.p	383,636	347,274
Loans	13	442,836	1,962,609
Trade payables	8.h.	3,092,037	2,145,738
Total current liabilities		7,146,361	6,897,692
Total liabilities		30,997,722	19,573,838

Total equity and liabilities		61,943,027	44,853,427

* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions						Retained Earnings

	Outstanding shares		Treasury shares
	Common stock	Inflation adjustment to common stock	Common stock (1)	Inflation adjustment to common stock (1)	Acquisition cost of treasury shares (1)	Total common stock	Legal reserve	Future dividends reserve	Future capital expenditures reserve	Accumulated retained earnings	Subtotal	Total	Non-Controlling interests	Total

Balances at December 31, 2015*	794,495	17,872,539	-	-	-	18,667,034	613,770	247,320	433,973	(1,313,105)	(18,042)	18,648,992	15	18,649,007

Resolutions of the Board of Directors’ Meeting held on January 13, 2016
Cash dividends distribution	-	-	-	-	-	-	-	(226,899)	-	-	(226,899)	(226,899)	-	(226,899)

Resolutions of the Extraordinary and Ordinary Shareholders’
Meeting held on April 20, 2016
Future dividends reserve	-	-	-	-	-	-	-	-	6,027	(6,027)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(364,822)	364,822	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	1,106,293	1,106,293	1,106,293	2	1,106,295

Balances at December 31, 2016*	794,495	17,872,539	-	-	-	18,667,034	613,770	20,421	75,178	151,983	861,352	19,528,386	17	19,528,403

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 26, 2017
- Legal reserve	-	-	-	-	-	-	36,451	-	-	(36,451)	-	-	-	-
- Future dividends reserve	-	-	-	-	-	-	-	1,536,819	-	(1,536,819)	-	-	-	-
- Derecognition of reserves	-	-	-	-	-	-	-	-	(5,327)	5,327	-	-	-	-

Dividends payment to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(7)	(7)

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	5,751,191	5,751,191	5,751,191	2	5,751,193
Balances at December 31, 2017 *	794,495	17,872,539	-	-	-	18,667,034	650,221	1,557,240	69,851	4,335,231	6,612,543	25,279,577	12	25,279,589

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 10, 2018
- Future Dividends reserve	-	-	-	-	-	-	-	3,763,575	-	(3,763,575)	-	-	-	-
Cash dividends distribution (Note 19.b)	-	-	-	-	-	-	-	(4,329,188)	-	-	(4,329,188)	(4,329,188)	-	(4,329,188)
Treasury shares purchase (Note 19.c)	(13,601)	(305,956)	13,601	305,956	(1,420,926)	(1,420,926)	-	-	-	-	-	(1,420,926)	-	(1,420,926)
Cash dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(6)	(6)

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	11,415,832	11,415,832	11,415,832	4	11,415,836

Balances at December 31, 2018	780,894	17,566,583	13,601	305,956	(1,420,926)	17,246,108	650,221	991,627	69,851	11,987,488	13,699,187	30,945,295	10	30,945,305

*	The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

(1)
Corresponds to 13,600,780 shares of par value Ps. 1 each, equivalent to 1.71% of the share capital. The acquisition cost of these shares amounted to Ps. 1,420,926. See Note 19.c - Acquisition of treasury shares to the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016
(Stated in thousands of pesos as described in Note 3 and 4.d.)

	2018	2017*	2016*
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	11,415,836	5,751,193	1,106,295

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	2,223,083	2,020,216	2,095,418
Derivative financial instrument results	(106,084)	-	9,383
Disposal of property, plant and equipment	158,516	131,419	16,368
Share of profit from associates	(18,207)	(21,641)	(5,089)
Increase in provisions	193,932	216,920	199,944
Interest expense accrual	1,588,977	728,644	857,402
Interest income on other financial assets other than cash and cash equivalents	(451,508)	(95,707)	(57,458)
Income tax	13,171	(53,077)	1,102,277
Doubtful accounts	132,521	(23,395)	38,142
Foreign exchange loss	5,679,356	474,545	1,294,211
Gain on net monetary position	(3,852,871)	(866,188)	(1,605,917)

Changes in assets and liabilities:
Trade receivables	(1,486,325)	(1,402,841)	(970,984)
Other receivables	(783,827)	(374,555)	(555,537)
Inventories	(235,824)	9,748	(207,897)
Trade payables	1,611,499	360,635	907,752
Contract assets	(156,672)	-	-
Payroll and social security taxes payable	148,429	97,960	95,678
Taxes payables	49,972	10,920	(43,652)
Other payables	47,127	43,897	(68,416)
Provisions	437	(254,858)	(53,571)
Interest paid	(905,746)	(302,158)	(629,333)
Derivative financial instruments	(103,789)	-	238,432
Income tax paid	(2,777,871)	(833,558)	(19,502)
Contract liabilities	412,478	-	-
Advances from customers	-	(61,351)	382,267

Cash flows provided by operating activities	12,796,610	5,556,768	4,126,213

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(8,123,664)	(1,941,265)	(1,017,590)
Financial assets not considered cash equivalents	3,392,406	(1,936,424)	119,467

Cash flows used in investing activities	(4,731,258)	(3,877,689)	(898,123)

CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES

Payment of loans	(1,226,061)	(59,876)	(1,772,017)
Precancellation of loans	(4,796,243)	-	-
Loans received	13,821,521	-	-
Payment of acquisition of treasury shares	(1,420,926)	-	-
Dividends paid	(4,329,188)	(6)	(226,899)

Cash flows provided by / (used in) investing activities	2,049,103	(59,882)	(1,998,916)

NET INCREASE IN CASH AND CASH EQUIVALENTS	10,114,455	1,619,197	1,229,174

Cash and cash equivalents at the beginning of the year	3,916,747	2,870,394	2,163,757

Foreign exchange gain on Cash and cash equivalents	6,687,668	225,006	176,765

Monetary results effect on Cash and cash equivalents	(4,074,043)	(797,850)	(699,302)

Cash and cash equivalents at the end of the year	16,644,827	3,916,747	2,870,394
* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

The accompanying notes are an integral part of these consolidated financial statements.

For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

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

On April 26, 2017, the Ordinary and Extraordinary Shareholders’ Meeting approved the amendment of TGS’ by-laws (the “Statutory Modification”) in order to: (i) expand the corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Act. The objective is to provide this Administration body with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, it has been recorded that the Statutory Modification has not received comments from ENARGAS, in what concerns its competence, as informed by a note dated April 25, 2017, nor from (ii) the Comisión Nacional de Valores (“CNV”), which has made up the Statutory Modification through a note dated April 18, 2017. On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the Statutory Modification, which finally was approved by the General Inspection of Justice on July, 25, 2017.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is Pampa Energía and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the “Trust”), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. (“PCT”), which directly and together with WST S.A. (Member of Werthein Group, “WST”) indirectly through PEPCA S.A. (“PEPCA”), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10%, WST 4.58% and PCT 18.32%.

The current shareholding structure of CIESA is the result of the exercise of the exchange contemplated in the transaction entered into between the current shareholders of the Company. This transaction was duly approved by ENARGAS on August 9, 2016 and December 29, 2016, by virtue of the different stages carried out until its final completion.

On the other hand, by virtue of the acquisition made by Pampa Energía to an affiliate of Petróleo Brasileiro S.A., 100% of the share capital of Petrobras Participaciones S.L., controlling company of Petrobras Argentina S.A. (“Petrobras”) and consequently the indirect control of Petrobras Hispano Argentina SA, on February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras approved the Prior Merger Commitment between Pampa Energía, as the absorbing company and Petrobras as absorbed company and the dissolution without liquidation of Petrobras.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The merger was effective as from November 1, 2016, the date on which the transfer to the acquiring company of all the rights and obligations, assets and liabilities of the absorbed company takes effect.

On April 26, 2018, the CNV notified the approval of the merger, which was registered in the Public Registry on May 2, 2018.

2.	CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements including a Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), its consolidated subsidiaries, which are jointly referred to as “the Company”.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciation and recoverable value of assets. Actual results could be significantly different from such estimates.

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

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), which is the functional currency of the Company and its subsidiaries, unless otherwise stated. For further information, see Note 4.c.

4.	SIGNIFICANT ACCOUNTING POLICIES

a)	New accounting standards

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2018 adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and were mandatory for the Company’s fiscal years beginning on or after January 1, 2018:

IFRS 15 Revenue from contracts with customers

In May 2014, IFRS 15 “Revenue from contracts with customers” was issued which establishes a new model for entities to account for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue”, IAS 11 “Construction Contracts” and the related interpretations when it becomes effective.

The Company adopted IFRS 15 using the modified retrospective method of adoption with the date of initial application of January 1, 2018. Accordingly, the Company elected to apply the standard to all outstanding contracts as at January 1, 2018.  Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and related Interpretations.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

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

The new revenue recognition model established in IFRS 15 is applicable to all contracts with customers, except other relevant IFRS rule applies such as for lease contracts, insurance contracts and financial instruments. Further, the recognition of interest and dividends are not under the scope of this standard.

According to IFRS 15, among other issues, a mechanism is established for assigning the transaction price among the different performance obligations. According to this standard, the Company must recognize its income once the performance obligations are satisfied; this is whenever the “control” over the goods or services is transferred to the client. The standard specifies the accounting for the incremental cost of obtaining a contract with a customer and for the cost incurred to fulfill a contract with a customer.

Note 8.i includes the main revenue streams of the Company.

Given the analysis carried out by management, the Company has concluded that revenue recognition practices, in accordance with IAS 18, IAS 11 and related interpretations effective as of December 31, 2017, are consistent with IFRS 15 practices. Accordingly, the Company did not recognize any initial impact in its accumulated retained earnings as of January 1, 2018.

The Company has made certain reclassifications on the statement of financial position in order to reflect classification and terminology used by IFRS 15. They correspond to the contract liabilities in relation to the advances from customers as prepayments for services to be rendered, which were previously presented as “Advances from Customers” line items (Ps. 1,751,960 as of January 1, 2018).

The following table shows the impact in the Statement of Financial Position as January 1, 2018:

	Balances as of 31/12/2017	IFRS 15 impact	Balances as of 01/01/2018
Current liabilities
Advances from customers	216,820	(216,820)	-
Contract liabilities	-	216,820	216,820
Total	216,820	-	216,820

Non current liabilities
Advances from customers	1,535,140	(1,535,140)	-
Contract liabilities	-	1,535,140	1,535,140
Total	1,535,140	-	1,535,140

The application of IFRS 15 has not had an impact on the accounting policies of the Company regarding the recognition of revenues of the different business segment.

IFRS 9 Financial instruments

IFRS 9 introduces new requirements to the classification and measurement of financial instruments, impairment and hedge accounting.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

IFRS 9 replaces, as from January 1, 2018, IAS 39 Financial Instruments: Recognition and Measurement, bringing together the three aspects of the accounting of financial instruments: classification and measurement; impairment; and hedge accounting.

Given the analysis carried out by management, the Company did not record any adjustments to the accumulated earnings as of January 1, 2018, since the Company’s practices as of January 1, 2018 were consistent with IFRS 9. The Company made use of the exemption that allows it not to restate the comparative information of prior periods in relation to changes in classification and measurement (including impairment). As a result, the Company did not apply the requirements of IFRS 9 to the comparative periods presented. Thus, the comparative information as of December 31, 2017 and 2016 was not modified.

a)	Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial asset and the company’s business model.

The table below shows a comparison of the measurement criteria used for financial assets according to IAS 39, in contrast to the criteria used since the adoption of IFRS 9:

Financial instrument	Classification under IAS 39	Classification under IFRS 9

Cash and banks	Loans and other receivables	Amortized cost
Mutual funds	Fair value through profit or loss	Fair value through profit or loss
Bank accounts	Loans and other receivables	Amortized cost
Government bonds (BONAR 2020)	Fair value through profit or loss	Fair value through profit or loss
Private bonds	Fair value through profit or loss	Fair value through profit or loss
Government bonds (LETES)	Held to maturity	Amortized cost
Government bonds (Central Bank Notes)	Held to maturity	Amortized cost
VRD bonds	Loans and other receivables	Amortized cost
Trade receivables	Loans and other receivables	Amortized cost
Other receivables	Loans and other receivables	Amortized cost

b)	Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an “expected credit loss” (ECL) model. This requires considerable judgment to be applied with respect to how changes in economic factors affect ECL, which are determined on a weighted average basis. For further information, see “Note 4.e. – Financial Instruments and 4.h. Trade receivables and other receivables”.

Given the nature of the clients with which TGS operates and its history of uncollectibility, the Company did not identify that the change in approach to the impairment method in accordance with that required by IFRS 9 results in the recognition of any adjustment to the balances at January 1, 2018 or 2018 transactions.

In addition, in the case of financial investments and in accordance with current investment policies, the Company monitors the credit rating and the credit risk that these instruments have. Based on the analysis made, the Company did not identify that any adjustment should be made to the balances as of January 1, 2018 of said instruments.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

For the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or income, the transaction date is the date on which the non-monetary asset or liability derived from the receipt or payment of the advance is recognized.

The adoption of this standard has not had an impact on the financial position or on the results of the Company´s operations.

Amendments to IAS 40 –Transfer of Investment Properties

The amendments clarify that transfers to, or from, investment property can only be made if there has been a change in use that is supported by evidence. A change in use occurs when the property meets, or ceases to meet, the definition of investment property. A change in intention alone is not sufficient to support a transfer.  The list of evidence for a change of use in the standard was re-characterised as a non-exhaustive list of examples to help illustrate the principle.

The adoption of the amendment has not had an impact in the financial situation and results of operations of the Company as it has not held any investment property.

New standards and interpretations issued by the IASB not yet effective for the period beginning on January 1, 2018

Below is a description of the standards, amendments and interpretations to existing standards that might impact the Company and are not mandatory for the Company’s fiscal years beginning on January 1, 2018 and which have not been early adopted by the Company:

IFRS 16 “Leases”

In January 2016, IFRS 16 “Leases” was issued which establishes a new model of accounting for leasing operations. This standard replaces the current guidance on the accounting for such operations in IAS 17 “Leases” and related interpretations.

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

IFRS 16 is applicable for annual periods beginning after January 1, 2019. Adoption is retroactive.

Given the analysis carried out by our management, it is not estimated that the application of IFRS 16 will have a significant impact on the accumulated results nor the financial position of the Company.

IFRIC Interpretation 23 “Uncertainty over Income Tax Treatments”

The interpretation clarifies the application of IAS 12 with regards to the effect of uncertain income tax position in tax gains (losses), tax base and unused tax losses / tax credits and tax rates.

The interpretation specifically clarifies whether an entity should use judgment to determine each tax treatment independently or collectively. The decision should be based on which approach provides better predictions of the resolution of the uncertainty.

An entity should assume that the relevant tax authority will review each tax treatment, or group of tax position and is fully aware of all the related information.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•	If the entity concludes that it is probable that a particular tax treatment is accepted, the entity has to determine taxable profit consistently with this tax treatment.

•
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

Given the analysis carried out by our management, it is not estimated that the application of IFRIC 23 will have a significant impact on the accumulated results nor the financial position of the Company.

Annual improvements to IFRS Standards 2015 – 2017 Cycle

It includes amendments to IFRS 3 – Business combinations, IFRS 11 – Joint Arrangements, IAS 12 – Income tax and IAS 23 – Borrowing Costs.

Regarding IAS 23 amendment clarifies that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

These amendments are effective for annual periods beginning on or after January 1, 2019.

As they are accounting practices of the Company, no effect is expected on the financial statements.

Amendments to IFRS 9 – Financial instruments

The amendments introduced to IFRS 9, modify the application guide in relation to the classification of financial assets in the case of contractual terms that change the calendar or amount of contractual cash flows to determine whether the cash flows that could arise due to that condition are only payments of the principal and interests.

When it is a condition that allows the issuer to pay (or allow the holder to repay) a debt instrument before maturity, it must be considered whether the anticipated amount represents the unpaid amount of principal and interest, and may include reasonable compensation for cancellation anticipated of the contract regardless of the event that causes the anticipated termination.

These amendments are effective for annual periods beginning on or after January 1, 2019.

As they are accounting practices of the Company, no effect is expected on its financial statements.

Amendments to IAS 1 and IAS 8 regarding the definition of materiality

In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the Conceptual Framework.

Additionally, these amendments incorporate new concepts that helped both financial statement preparers and their users to prepare and interpret the financial information included in them.

These amendments are applied on prospective basis and are effective for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

b)	Consolidation

Subsidiary

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. For this purpose and unless there are specific requirements, it is generally considered that TGS has control, when it has a participation equal to or greater than 50% of the available voting rights.

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2018 and 2017 is as follows:

Company	% of shareholding and votes	Country	Closing date	Main activity

Telcosur	99.98	Argentina	December 31	Telecommunication Services

CTG (1)	100.00	Argentina	December 31	Electricity related services

(1) 100% of the shares of this company were acquired on August 8, 2017. At present, it is in the process of being transformed into S.A.U.

For consolidation purposes for the year ended December 31, 2018 and 2017, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2018.

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

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2018 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2018 of Link, TGU and EGS (in liquidation) from this date to December 31, 2018.

Associates with negative equity are disclosed under “Other liabilities” to the extent that the Company has incurred legal or constructive obligations, or made payments on behalf of the associate, as of the date of the financial statements. Unrealized gains and losses resulting from transactions between TGS and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2018 and 2017:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Company	% of shareholding and voting	Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline maintenance	December 31
EGS (“in liquidation”)	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

Joint arrangement

As indicated in “Note 23 – Associates and Joint Arrangement”, on August 7, 2017, the Company proceeded to create a UT (similar to a joint operation) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) (“UT”). This operation is evaluated as a joint agreement under the provisions included in “IFRS 11 - Joint Arrangements” since the parties have joint control of the operation, meaning that the decisions of the relevant activities are taken under the unanimous consent of the parties.

The Company has defined that the UT constitutes a joint operation given that it grants its participants a percentage of the rights over the assets and liabilities arising from each contract. Accordingly, the Company recognizes its share in the jointly operated assets, liabilities, revenues, costs and expenses.

Accounting policies applicable to the UT have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

For further information regarding the UT, see Note 23.

c)	Foreign currency translation

Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

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

Associates

The functional currency of the associate company located abroad, TGU, is the US dollar, because it is the currency in which it substantially generates its income and incur its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

d)	Restatement to constant currency - Comparative Information

Regulatory framework

The consolidated financial statements as of December 31, 2018, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies “(“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2018 balance sheet date.

IAS 29 requires that the financial statements of an entity that reports in the currency of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measurement at the closing date of the reporting period. In order to conclude on the existence of a hyperinflationary economy, the standard details a series of factors to be considered, among which is a cumulative inflation rate over three years that approaches or exceeds 100%.

During the year 2017, the cumulative inflation rate over three years remained in Argentina in decreasing values with respect to 2016 and below the accumulated 100% in three years.

However, this trend has reversed during the first half of 2018 due to factors such as the devaluation of the exchange rate with its effect on the price of imported inputs, the continuity of the process of adjusting public service tariffs, as well as an unfavorable international context in financial issues. In this scenario, accumulated three-year inflation, measured both on the basis of wholesale price indexes and consumer price indexes, is currently above 100%, and the available projections indicate that this trend will not be reversed in the short-term.

In order to evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index (“WPI”), both published by the Institute National Statistics and Census (“INDEC”) until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 47.64%, 24.79% and 34.59% in the years ended December 31, 2018, 2017 and 2016 respectively.

Restatement mechanism

The financial statements must be adjusted to consider changes in the general purchasing power of the currency, so that they are expressed in the current unit of measurement at the end of the reporting period. Said requirements also include all the comparative information of the financial statements, without modifying the decisions made based on the financial information corresponding to those financial years.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Restatement of the balance sheet

i. Monetary items (those with a fixed nominal value in local currency) are not restated, since they are already expressed in the current unit of measurement at the closing date of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period in which it is reported.

ii. The non-monetary items measured at their current values at the end of the reporting period are not restated for the purpose of their presentation in the balance sheet, but the adjustment process must be completed to determine in terms of a homogeneous unit of measurement the results produced by the holding of these non-monetary items.

iii. Non-monetary items measured at historical cost or at a fair value as of a date prior to the closing date of the reporting period are restated by coefficients that reflect the variation in the general price level from the date of acquisition or revaluation to the closing date, proceeding then to compare the restated amounts of those assets with the corresponding recoverable values.

iv. The restatement of non-monetary assets in the terms of the current unit of measurement at the end of the reporting period without an equivalent adjustment for tax purposes, results in a temporary taxable difference and the recognition of a deferred tax liability whose counterparty is recognized in the result of the period. For the closing of the subsequent period, the deferred tax items are restated for inflation to re-determine the charge to the result of the next period.

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized. For the years ended December 31, 2018 and 2017 the Company did not capitalize financial costs.

Restatement of the Comprehensive Income Statement

Revenues and expenses (including interest and foreign exchange differences) are restated from the date of their booking, except for those items of the result that reflect or include in their determination the consumption of assets measured in purchasing power of a date before the consumption booked, which are restated based on the date of origin of the asset to which the item is related (for example, depreciation and other consumption of assets valued at historical cost); and also those results that arise from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison, but with the amounts already restated.

The result of the exposure to the change in the purchasing power of the currency (monetary results) is presented in a separate line and reflects the effect of inflation on the monetary items.

Restatement of the statement of changes in equity

As of the transition date (January 1, 2016), the Company applied the following special rules:

i. The components of the capital stock were restated from the dates they were contributed.

ii. Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement).

iii. The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding sections.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

iv. After the restatement at the transition date, all the components of the equity are restated by applying the general price index from the beginning of the period, and each variation of those components is restated from the date of contribution or from the moment in which is added by any other means.

Restatement of the statement of cash flows

IAS 29 requires that all items in this statement should be restated in terms of the current unit of measurement as of the closing date of the period for which it is reported.

The monetary result generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and at the end of the year.

The effects of adopting IAS 29 on equity at the transition date and as of December 31, 2017 and 2018 and the results for the year 2016 and 2017 are as follows:

	Balances as of 01/01/2016	Balances as of 12/31/2016	Balances as of 12/31/2017
Total equity according to financial statements approved on 04/13/2018	1,695,434	2,526,378	5,319,640
Increase due to adjustment of common stock	17,321,734	17,321,734	17,321,734
(Decrease) / increase in accumulated retained earnings	(368,161)	(319,709)	2,638,215
Total equity after the application of IAS 29	18,649,007	19,528,403	25,279,589

		2016	2017
Total comprehensive income for the year ended December 31, 2016 and 2017 according to financial statements approved on 04/13/2018		930,678	2,793,266
Gain on net monetary position		1,038,647	465,975
Restatement of income / (expense) items including income tax		(863,030)	2,491,952
Total comprehensive income after the application of IAS 29		1,106,295	5,751,193

e)	Financial instruments

Financial assets

Recognition and initial measurement

As of January 1, 2018, financial assets are classified, at the time of initial recognition, as:

i.	Financial assets subsequently measured at amortized cost, and
ii.	Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value while transaction costs are expensed.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Financial assets at amortized cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest method. Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

Unrealized gains or losses arising from changes in fair value are recognized as other comprehensive income, except for the accrual of interest, exchange rate difference and the impairment of such assets that are recognized as financial results in the Statement of Comprehensive Income. At the time the asset is written off, the accumulated gain or loss is recognized as a financial result and it is eliminated from the respective reserve.

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the Statement of Comprehensive Income when the right of payment has been established, except when the  Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such  gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject   to impairment assessment.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the PE model for those financial assets accounted for at amortized cost or at fair value through OCI. The PE is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

The application of this model implies recognition of:

•	Expected credit losses within of 12 months: these are expected credit losses that result from possible default events within 12 months after the filing date; and
•	Expected credit losses during the life of the asset: these are expected credit losses that result from possible events of default during the expected life of a financial instrument.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In case a loss allowance is recognized, the carrying amount of the asset is reduced through an impairment account and the amount of the loss is presented in the Statement of Comprehensive Income at the time it occurs. Subsequent recoveries of amounts previously written off are credited in the same line item.

The impairment tests performed on accounts receivable are described in Note 4.h.

Accounting policies applied to financial assets until December 31, 2017

The Company has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with NIC 39.

Until December 31, 2017, financial assets were classified as follows:

1.	Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future or designated by the management upon initial recognition.

2.
Financial assets held to maturity: TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity.

3.
Loans and other receivables: The Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets.

4.
Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. As of December 31, 2017, there are no instruments classified in this category.

Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.

Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are recognized initially at fair value and, in case of measured at amortized cost, net of transaction costs.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2018 and 2017, there are no instruments classified in this category.

Other financial liabilities

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2018 and 2017, all of the Company’s financial liabilities were classified in this category.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

f)	Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial gain / expenses” in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2018, the Company maintained derivative financial instruments that are mentioned in Note 16.1.3 to these consolidated financial statements for which the application of hedge accounting has not been opted for as defined by IFRS 9.

g)	Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost restated for the inflation effects as mentioned in Note 4.d. or net realizable value. Cost is determined using the weighted average cost method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

h)	Trade receivables and other receivables

Trade receivables are amounts due from customers for goods and services performed in the ordinary course of business. Contract assets are unbilled amounts due to customers related to works in progress.

Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

The tax credits (for income tax and value added tax) booked as a consequence of the tariff increase reversal (Note 20.c.) were written off as of December 31, 2017.

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was assigned.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

i)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

j)	Property, plant and equipment (“PPE”)

-
Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

-
Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as mentioned in Note 4.d.

-
Other items of PPE: have been valued at acquisition cost restated for the effects of inflation as mentioned in Note 4.d, and net of accumulated depreciation. They include, mainly, all the investments made to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection, pipeline replacement and recoating, and the facilities affected to the Production and Commercialization of Liquids and Other Services segment.

PPE additions are recorded at acquisition or construction cost less accumulated depreciation and impairment losses (if applicable), except land, which is recorded at historical cost acquisition minus any impairment (if applicable), all this restated for the effects of inflation as mentioned in Note 4.d. The cost includes the cost of replacing significant components and the borrowing costs derived from loans that finance its construction to the extent that the requirements for recognition as assets are met.

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the good if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the years ended December 31, 2018 and 2017, the Company has not capitalized any borrowing costs.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. For further information, see Note 12.

The result generated by the disposal of PPE components is recognized in the year in which it is generated.

-	Impairment of non-financial assets: The Company assesses at each reporting period whether there is an indication that an individual component or a group of PPE may be impaired.

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

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2018 and 2017, the carrying value of PPE does not exceed their recoverable value.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Considering the current terms and conditions of the License, TGS concluded that the License is outside the scope of IFRIC 12, as it is considered in substance to provide for an indefinite term because the infrastructure will never revert to the grantor and due to the characteristics of renewal of the License that give a similar result to what which would result from having obtained a perpetual right to operate the infrastructure.

The evaluation carried out and the conclusions reached by TGS are consistent with those of other transportation and natural gas distribution companies in Argentina that are subject to the similar regulations and license agreements. The evaluation was carried out jointly, when the transportation and distribution companies adopted the IFRS in Argentina in 2012, together with the FACPCE, the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos -“BYMA”) and the CNV, considering the contributions of ENARGAS with respect to the regulatory aspects of the License agreements. In this regard, the CNV issued General Resolution No. 613/2012, ratifying that IFRIC 12 does not apply to natural gas transportation and distribution licenses established under the regulatory framework described in Note 17.

k)	Financial leases

TGS classifies as financial leases when it assumes substantially all the risks and benefits of ownership of leased assets. To that end, an asset and a liability are initially recognized at the same amount as the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

Subsequently, each finance lease payment should be apportioned between the finance charge and the reduction of the outstanding liability (the finance charge to be allocated so as to produce a constant periodic rate of interest on the remaining balance of the liability). The corresponding lease payments, net of financial charges, are included in “Financial leases” in the current and non-current loans caption of the Statement of Financial Position. Interest on the financial cost is charged to the Statement of Comprehensive Income in the period of the lease in order to obtain a constant periodic interest rate on the debt pending amortization in each period.

Assets acquired through finance leases are restated for the effects of inflation as mentioned in Note 4.d. and are depreciated over the useful life of the assets received in accordance with current depreciation policies.

l)	Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

m)	Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

n)	Income tax and deferred income tax

Income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2018 and 2017, there are no provisions booked for this concept.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The Company has calculated income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate (See note 14).

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be generated against which the temporary differences can be used.

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

Tax on minimum presumed income (“TOMPI”)

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

When the Company considers it is probable that the position of TOMPI is utilized as payment on account of income tax, TGS accounts for TOMPI credit as current or non-current, as appropriate, under “Other receivables” in the statement of financial position. As of December 31, 2018 and 2017, there are no provisions booked for this concept.

In accordance with the provisions of article 76 of Law No. 27,260, the TOMPI has been repealed for the periods beginning as from January 1, 2019.

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

p)	Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to he customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Tax on exports and turnover tax are disclosed as Selling Expenses.

The following are the accounting policies of the Company for the recognition of revenue of each of the business segments defined by our management:

Natural Gas Transportation

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer, (ii) interruptible natural gas transportation and exchange and displacement services whose revenues are recognized when services are rendered and (iii) the operation and maintenance service of the assets affected by the natural gas transportation service corresponding to the expansions promoted by the National Government and whose ownership corresponds to the trusts created for such purpose whose revenues are recognized when services are rendered.

The applicable rates arise from the tariff tables published by ENARGAS. Thus Company’s revenues are recognized by the amount for which it will be entitled to receive as consideration.

At the end of each month, TGS recognizes its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account, and (ii) other liquid services.

Domestic Market

In the domestic market, TGS sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17-Regulatory framework.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by former Ministry of MINEM based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Foreign Market

In the foreign market, the Company markets propane, butane and natural gasoline to international traders (“traders”) and other clients of worldwide renown, some of them through trucks.

These sales are made under short-term contracts (less than one year), with the price determined as reference to international prices plus / minus a fixed amount per ton sold. There are no variable consideration components in these contracts.

For both domestic and foreign market sales, TGS transfers control and recognizes revenues when the products are delivered to the customer and therefore the product has been accepted and there is no evidence of the existence of pending obligations by the Company. It is at that moment when a trade receivable is recognized given that the receipt of the consideration is unconditional and only the passage of time is the only requirement for receiving the consideration owed by the customer.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Other liquids services

The Liquids production and commercialization segment also comprises reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

Revenues from sales are recognized when the service is effectively rendered, that is, after the dispatch to each vessel. The price is agreed by the parties being a fixed amount per ton of product dispatched, there being no variable components in them. These services are billed monthly, at which time an unconditional right to receive the consideration from the client arises.

Subsidies

As part of its participation in propane and butane supply programs in the local market carried out by the National Government, (for more information see “Note 17 - Regulatory Framework - b) Regulatory framework for non-regulated segments”), the Company receives from the Secretary of Energy a series of subsidies that are recognized in accordance with the provisions of IAS 20 “Accounting for government grants and disclosures of government assistance” because they correspond to economic compensations calculated as the difference between the sale prices of the products determined in accordance with the legislation in force and the reference prices calculated by the Secretary of Energy.

Subsidies are recognized at fair value whenever there is reasonable security that will be received and that the product has been delivered. They are presented within the caption “Revenue from sales” of the statement of comprehensive income.

Other services

The services included in the Other Services segment consist mainly of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity.

Revenues from sales of this business segment are recognized in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenue from the Company’s participation in the joint operation with SACDE which correspond to the construction activities provided by it, are recognized based on the physical progress of the work. To calculate the costs associated with such income, the UT adopts the criterion of applying the estimated final margin for the work to the accrued revenue in each period. The costs incurred in excess of the costs associated with the revenues are recognized in the Contract assets item.

Telecommunications

Revenues from the provision of Telecommunications services are recognized in the statement of comprehensive income at the time of effective performance of the service. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. The consideration is determined as a fixed monthly amount. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales receivable is recorded.

Financial components

The Company does not have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

q)	Contract liabilities (until December 31, 2017 Advances from customers)

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d.

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see “Note 23 - Associates and joint arrangements.”

r)	Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d, except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d. Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock.”

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and corresponding restatement in constant peso (Inflation Adjustment to Common Stock) of shares issued and repurchased by the Company in market transactions, as required by the current regulations of the CNV.

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d., and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Retained earnings

The outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

s)	Basic and diluted earnings per share

Earnings per share as of December 31, 2018, 2017 and 2016 were calculated as follows:

	2018	2017	2016
Net income attributable to owners of the Company	11,415,836	5,751,193	1,106,295
Average number of outstanding shares	788,405,563	794,495,283	794,495,283
Basic and diluted earnings per share	14.48	7.24	1.39

As of the date of the issuance of these consolidated financial statements, there are no TGS instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2018, 2017 and 2016 matches the diluted net income per share.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements in accordance with professional accounting standards requires the Company to make accounting estimates that affect the amounts of assets and liabilities recorded and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the amounts of income and expenses recorded during the corresponding period.

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

(b) Income Tax

Deferred tax assets are recognized for all tax losses to the extent that it is probable that there will be a tax benefit against which these losses can be utilized. Determining the amount of deferred tax assets that can be booked requires a considerable judgment by our management, based on the probable term and level of future taxable profits together with future tax planning strategies and macroeconomic variables affecting the business.

On December 29, 2017, the PEN promulgated and put into effect through Decree 1112/2017 a tax reform enacted in the Argentine National Congress through Law No. 27,430 (the “Tax Reform”). Among other issues, this reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 35%, 30% and 25% for fiscal periods 2017, 2018/19 and 2020 onwards, respectively.

Note 14 “Income tax and deferred tax” includes more detailed information on Income Tax.

(c) Impairment of PPE

As mentioned in Note 4.j, the Company periodically evaluates the existence of events or significant changes that could have adverse effects on the Company or will take place in the near future that could affect the recoverable value of the PPE amounts. These evaluations are carried out at the lowest level for which there are identifiable cash flows, that is, for each single cash CGU. TGS considers each of its business segments to be a CGU.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Some of the indications that the Company evaluates to determine the existence of trigger events that could lead to the impairment of PPE value are the following, among others:

•	Whether significant decreases in the market values of PPE elements took place.
•	Whether prices of the main products and services that are marketed decreased.
•	Whether significant changes in the regulatory framework were introduced.
•	Whether operating costs suffered a materially increase.
•	Whether evidence of obsolescence or physical damage has occurred.
•	Whether the macroeconomic situation in which TGS carries out ou activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments (iii) projections of the future costs to be incurred, (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is based on a weighted average cost of capital (“WACC”).

No impairment indicators were identified as of December 31, 2018 and 2017.

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

Non-cash investing and financing activities for the years ended December 31, 2018, 2017 and 2016 are presented below:

	2018	2017	2016
Unpaid acquisition of PPE	307,746	299,598	47,198
Principal payment of financial lease (1)	101,965	66,075	271,843
Leasing for PPE acquisition	-		1,429,713

(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•	Reported revenues of the operating segments are 10% or more of the combined revenue, internal and external, of all operating segments;

•
The absolute amount of reported profit or loss is 10% or more of the greater, in absolute amount, of (i) the combined reported profit of all operating segments that did not report a loss and (ii) the combined reported loss of all operating segments that reported a loss.

•	Assets are 10% or more of the combined assets of all operating segments

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

Segment information has been prepared and classified according to different types of businesses in which the Company conducts its activities. The four reportable segments are: (i) Natural Gas Transportation; (ii) Production and Commercialization of Liquids; (iii) Other services and (iv) Telecommunications. For more information regarding the services provided in each of the business segments, see Note 4.p.

Detailed information on each business segment for the years ended December 31, 2018, 2017 and 2016 is disclosed below:

Year ended December 31, 2018
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues	15,462,061	16,627,429	1,810,109	163,071	-	34,062,670
Intercompany revenues	598,414	-	-	-	(598,414)	-
Cost of sales	(5,164,278)	(10,485,998)	(1,054,245)	(82,203)	598,414	(16,188,310)
Administrative expenses	(835,134)	(84,062)	(35,980)	(6,637)	-	(961,813)
Selling expenses	(953,729)	(640,173)	(143,451)	(27,348)	-	(1,764,701)
Other operating expenses	(156,283)	(726,732)	(5,445)	(2,327)	-	(890,787)
Operating profit	8,951,051	4,690,464	570,988	44,556	-	14,257,059
Depreciation of property, plant and equipment	(1,880,377)	(113,737)	(228,969)	-	-	(2,223,083)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	45,246,427	9,040,987	7,554,646	100,967	61,943,027
Identifiable Liabilities	16,738,045	1,496,225	12,717,432	46,020	30,997,722

Year ended December 31, 2017
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues	7,456,052	11,173,975	1,199,170	124,069	-	19,953,266
Intercompany revenues	245,161	-	-	-	(245,161)	-
Cost of sales	(4,178,865)	(7,271,556)	(655,830)	(74,592)	245,161	(11,935,682)
Administrative expenses	(597,122)	(93,720)	(36,475)	(6,557)	-	(733,874)
Selling expenses	(419,570)	(265,336)	(106,916)	(15,474)	-	(807,296)
Other operating expenses	(327,245)	64,694	(9,198)	154	-	(271,595)
Operating profit	2,178,411	3,608,057	390,751	27,600	-	6,204,819
Depreciation of property, plant and equipment	(1,695,112)	(95,318)	(229,786)	-	-	(2,020,216)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	34,792,004	6,846,690	3,069,476	145,257	44,853,427
Identifiable Liabilities	15,451,091	2,176,705	1,907,129	38,913	19,573,838

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2016
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues	4,162,220	9,404,793	956,948	121,549	-	14,645,510
Intercompany revenues	138,502	-	-	-	(138,502)	-
Cost of sales	(3,259,674)	(6,407,872)	(433,877)	(62,503)	138,502	(10,025,424)
Administrative expenses	(784,885)	(61,573)	(27,850)	(6,459)	-	(880,767)
Selling expenses	(239,294)	(353,913)	(87,741)	(14,910)	-	(695,858)
Other operating expenses	(90,032)	(37,417)	(2,350)	(845)	-	(130,644)
Operating profit	(73,163)	2,544,018	405,130	36,832	-	2,912,817
Depreciation of property, plant and equipment	(1,884,543)	(87,926)	(122,949)	-	-	(2,095,418)

8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2018		2017
	Current	Non Current	Current	Non Current
VAT credit balance	300,272	-	155,570	-
Other tax receivables	9,988	2,044	10,674	3,786
Prepaid expenses	47,756	-	32,162	-
Advances to suppliers	1,850,997	-	554,417	-
Subsidies receivables	292,866	-	255,886	-
Guaranteed deposits	1,139	-	-	-
Other Receivables UT	29,706	-	3,318	-
Others	130,334	6,189	14,576	14,088
Total	2,663,058	8,233	1,026,603	17,874

b)	Trade receivables

	2018		2017
	Current	Non Current	Current	Non Current
Commons	2,898,908	-	2,965,995	4,511
UT	20,442	-	225,565	-
Natural Gas Transportation	1,657,456	-	1,314,592	-
Production and Commercialization of Liquids	1,092,536	-	1,342,194	-
Other services	128,474	-	83,644	4,511
Related parties (Note 21)	348,112	-	36,437	-
Natural Gas Transportation	73,243	-	14,302	-
Production and Commercialization of Liquids	8,124	-	-	-
Other services	266,745	-	22,135	-
Allowance for doubtful accounts	(132,521)	-	-	-
Total	3,114,499	-	3,002,432	4,511

The movement of the allowance for doubtful accounts is as follows:

For doubtful accounts
Balances as of 12/31/2016	36,304
Inflation adjustment restatement	(12,909)
Additions	-
Applications	-
Decreases (1)	(23,395)
Balances as of 12/31/2017	-
Additions (1)	132,521
Applications	-
Decreases	-
Balances as of 12/31/2018	132,521

(1)	The total amount is recorded in Selling Expenses

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Cash and cash equivalents

	2018	2017
Cash and banks	5,964,008	981,710
UT Cash and banks	153	695
Mutual funds	610,108	-
Bank account	2,146,801	1,866,194
Interest-bearing accounts	7,909,391	973,646
UT Mutual funds	14,366	94,502
Total	16,644,827	3,916,747

d)	Contract liabilities

	12/31/2018		1/1/2018
	Current	Non Current	Current	Non Current
Natural Gas Transportation	67,978	1,198,855	101,990	1,257,599
Production and Commercialization of Liquids	25,514	255,075	14,546	269,614
Other services	2,018	15,121	11,888	7,927
UT	34,068	-	88,396	-
Total	129,578	1,469,051	216,820	1,535,140

During fiscal year 2018, the Company recognized Ps. 118,820 in revenues from sales from contract with customers in the Statement of Comprehensive Income, which had been included in the balance at the beginning of the year.

e)	Advances from customers

	2018		2017
	Current	Non Current	Current	Non Current
Natural Gas Transportation	-	-	101,990	1,257,599
Production and Commercialization of Liquids	-	-	14,546	269,614
Other Services	-	-	11,888	7,927
UT	-	-	88,396	-
Total	-	-	216,820	1,535,140

f)	Other payables

	2018		2017
	Current	Non Current	Current	Non Current
UT Other liabilities	73,621	-	-	-
Provision for compensation for the Board of Directors and Supervisory Committee Supervisory Commitee	5,409	-	-	-
Justice fee payable	-	-	47,072	-
Others	1,644	-	2,459	-
Total	80,674	-	49,531	-

g)	Taxes payables

	2018		2017
	Current	Non Current	Current	Non Current
Withholdings for income tax made to third parties	110,623	-	79,749	-
Health and safety tax	8,790	-	-	-
Turnover Tax	62,714	-	42,613	-
UT Others	2,752	-	-	-
Others	17,343	-	20,200	-
Total	202,222	-	142,562	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

h)	Trade payables

	2018		2017
	Current	Non Current	Current	Non Current
Suppliers	2,798,453	-	1,967,080	-
UT Suppliers	90,252	-	11,236	-
Customers (credit balances)	2,235	-	15,851	-
Related parties (Note 21)	201,097	-	151,571	-
Total	3,092,037	-	2,145,738	-

i)	Revenues

	2018	2017	2016
Sales of goods and services	33,655,943	19,605,611	14,331,482
Subsidies	406,727	347,655	314,028
Total	34,062,670	19,953,266	14,645,510

Disaggregation of  revenues

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2018
	Natural gas transportation	Production and commercialization of liquids	Other services	Telecommunications	Total
Primary geographical market:
External market	-	6,025,445	-	-	6,025,445
Domestic market	15,462,061	10,601,984	1,810,109	163,071	28,037,225
Total	15,462,061	16,627,429	1,810,109	163,071	34,062,670

Timing of revenue recognition:
Over the time	15,462,061	705,309	1,810,109	163,071	18,140,550
At a point in time	-	15,922,120	-	-	15,922,120
Total	15,462,061	16,627,429	1,810,109	163,071	34,062,670

Year ended December 31, 2017
	Natural gas transportation	Production and commercialization of liquids	Other services	Telecommunications	Total
Primary geographical market:
External market	-	4,332,548	-	-	4,332,548
Domestic market	7,456,052	6,841,427	1,199,170	124,069	15,620,718
Total	7,456,052	11,173,975	1,199,170	124,069	19,953,266

Timing of revenue recognition:
Over the time	7,456,052	570,904	1,199,170	124,069	9,350,195
At a point in time	-	10,603,071	-	-	10,603,071
Total	7,456,052	11,173,975	1,199,170	124,069	19,953,266

Year ended December 31, 2016
	Natural gas transportation	Production and commercialization of liquids	Other services	Telecommunications	Total
Primary geographical market:
External market	-	2,841,403	-	-	2,841,403
Domestic market	4,162,220	6,563,390	956,948	121,549	11,804,107
Total	4,162,220	9,404,793	956,948	121,549	14,645,510

Timing of revenue recognition:
Over the time	4,162,220	570,904	956,948	121,549	5,811,621
At a point in time	-	8,833,889	-	-	8,833,889
Total	4,162,220	9,404,793	956,948	121,549	14,645,510

Detailed information of revenues on each business segment for the years ended December 31, 2018, 2017 and 2016 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

i.	Natural Gas Transportation:

	2018	2017	2016
Firm	12,243,699	5,831,927	2,988,232
Access and Charge	565,809	433,575	420,897
Interruptible and Others	2,652,553	1,190,550	753,091
Total	15,462,061	7,456,052	4,162,220

ii.	Production and Commercialization of Liquids:

	2018	2017	2016
Product	15,515,393	10,255,416	8,062,864
Services	705,309	570,904	1,027,901
Government grants	406,727	347,655	314,028
Total	16,627,429	11,173,975	9,404,793

iii.	Other services:

	2018	2017	2016
Conditioning and treatment	735,099	546,758	410,644
Operation and maintenance	480,112	414,576	328,975
Steam sales	136,764	96,587	106,212
Construction	21,321	138,638	100,543
UT Construction	433,200	-	-
Others	3,613	2,611	10,574
Total	1,810,109	1,199,170	956,948

j)	Cost of sales

	2018	2017	2016
Inventories at the beginning of the year	183,745	241,477	240,933
Purchases	8,860,447	6,013,669	5,453,359
Operating costs (Note 8.k.)	7,504,392	5,864,281	4,572,609
Inventories at the end of the year	(360,274)	(183,745)	(241,477)
Total	16,188,310	11,935,682	10,025,424

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2018
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	1,912,950	891,140	567,798	356,913	97,099		-
Social security taxes	320,232	144,748	84,940	69,616	20,928		-
Compensation to Directors and Supervisory Committee	25,819	-	-	25,819	-		-
Professional services fees	274,697	7,047	135,626	125,232	6,792		-
Technical operator assistance fees	1,317,176	838,032	479,144	-	-		-
Materials	223,940	68,688	155,252	-	-		-
Third parties services	261,779	102,315	130,258	19,790	9,416		-
Telecommunications and post expenses	21,776	4,196	2,857	14,258	465		-
Rents	24,786	7,657	10,301	5,946	882		-
Transports and freight	68,094	42,231	22,984	2,879	-		-
Easements	54,076	54,076	-	-	-		-
Offices supplies	6,997	2,371	861	3,130	635		-
Travels expenses	85,273	38,173	26,740	16,396	3,964		-
Insurance	66,269	38,167	23,695	4,404	3		-
Property, plant and equipment maintenance	1,265,254	1,105,531	144,116	15,607	-		-
Depreciation of property, plant and equipment	2,223,083	1,612,884	342,706	267,493	-		-
Taxes and contributions	1,675,901	170,521	20,082	2,128	1,483,170	(1)	-
Advertising	4,856	-	-	-	4,856		-
Doubtful accounts	132,521	-	-	-	132,521		-
Banks expenses	12,150	-	-	12,150	-		-
Interests expense	1,675,437	-	-	-	-		1,675,437
Foreign exchange loss	13,122,031	-	-	-	-		13,122,031
Other financial charges	243,524	-	-	-	-		243,524
Costs of services rendered to third parties	165,277	-	165,277	-	-		-
Other expenses	88,000	36,501	27,477	20,052	3,970		-

Total 2018	25,271,898	5,164,278	2,340,114	961,813	1,764,701		15,040,992

(1)	Includes tax on exports for Ps. 248,883 for the year ended December 31, 2018.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

		2017

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	1,791,444	864,168	469,199	357,902	100,175		-
Social security taxes	308,469	135,826	80,500	70,258	21,885
Compensation to Directors and Supervisory Committee	13,816	-	-	13,816	-		-
Professional services fees	99,599	2,409	4,931	83,979	8,280		-
Technical operator assistance fees	577,187	260,036	317,151	-	-		-
Materials	97,057	29,979	67,078	-	-		-
Third parties services	206,456	85,959	103,408	17,089	-		-
Telecommunications and post expenses	16,093	2,150	1,972	11,196	775		-
Rents	10,939	3,161	1,581	5,442	755		-
Transports and freight	57,869	34,450	19,772	3,614	33		-
Easements	35,265	35,265	-	-	-		-
Offices supplies	5,612	1,665	585	2,618	744		-
Travels expenses	31,035	13,879	5,113	8,991	3,052		-
Insurance	52,660	30,744	17,527	3,909	480		-
Property, plant and equipment maintenance	1,005,258	865,572	129,280	8,639	1,767		-
Depreciation of property, plant and equipment	2,020,216	1,569,839	325,104	125,273	-		-
Taxes and contributions	918,821	213,123	13,395	1,186	691,117	(1)	-
Advertising	767	-	3	-	764		-
Doubtful accounts	(23,395)	-	-	-	(23,395)		-
Banks expenses	7,217	-	-	7,217	-		-
Interests expense	846,366	-	-	-	-		846,366
Foreign exchange loss	1,117,201	-	-	-	-		1,117,201
Other financial charges	167,920	-	-	-	-		167,920
Costs of services rendered to third parties	115,272	-	115,272	-	-		-
Other expenses	57,794	30,640	13,545	12,745	864		-

Total 2017	9,536,938	4,178,865	1,685,416	733,874	807,296		2,131,487

(1)	Includes tax on exports for Ps. 1,286 for the year ended December 31, 2017

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2016

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	1,603,431	796,925	393,027	321,349	92,130		-
Social security taxes	276,390	128,245	66,702	61,543	19,900		-
Compensation to Directors and Supervisory Committee	12,345	-	-	12,345	-		-
Professional services fees	80,706	2,580	7,002	64,122	7,002		-
Technical operator assistance fees	329,826	105,950	223,876	-	-		-
Materials	85,497	28,376	57,121	-	-		-
Third parties services	183,154	72,598	95,078	15,478	-		-
Telecommunications and post expenses	9,766	553	2,211	6,818	184		-
Rents	6,818	1,658	737	4,054	369		-
Transports and freight	54,541	33,904	19,347	1,290	-		-
Easements	38,326	38,326	-	-	-		-
Offices supplies	5,159	1,843	737	2,395	184		-
Travels expenses	19,533	9,582	2,764	5,344	1,843		-
Insurance	51,962	29,666	18,242	3,501	553		-
Property, plant and equipment maintenance	408,504	294,447	102,080	9,766	2,211		-
Depreciation of property, plant and equipment	2,095,419	1,527,999	210,876	356,544	-		-
Taxes and contributions	703,136	160,122	17,320	1,474	524,220	(1)	-
Advertising	737	-	-	-	737		-
Doubtful accounts	38,142	-	-	-	38,142		-
Banks expenses	4,054	-	-	4,054	-		-
Interests expense	937,454	-	-	-	-		937,454
Foreign exchange loss	1,486,399	-	-	-	-		1,486,399
Other financial charges	131,536	-	-	-	-		131,536
Derivate financial instruments	9,383	-	-	-	-		9,383
Costs of services rendered to third parties	84,207	-	84,207	-	-		-
Other expenses	57,581	26,900	11,608	10,690	8,383		-

Year ended Deccember 31, 2016	8,714,006	3,259,674	1,312,935	880,767	695,858		2,564,772

(1)	Includes tax on exports of Ps. 11,081 for the year ended December 31, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

l)	Net financial results

	2018	2017	2016
Financial income
Derivative financial instrument results	106,084	-	-
Interest income	1,345,278	133,116	206,402
Fair value gains on financial instruments through profit or loss	1,372,933	442,480	329,401
Foreign exchange gain	8,164,243	561,572	280,988
Subtotal	10,988,538	1,137,168	816,791
Financial expenses
Interest expense	(1,675,437)	(846,366)	(937,454)
Foreign exchange loss	(13,122,031)	(1,117,201)	(1,486,399)
Derivative financial instrument results	-	-	(9,383)
Other financial charges	(243,524)	(167,920)	(131,536)
Less: Capitalized borrowing costs	-	-	-
Subtotal	(15,040,992)	(2,131,487)	(2,564,772)
Gain on net monetary position	1,206,195	465,975	1,038,647
Total	(2,846,259)	(528,344)	(709,334)

In accordance with the provisions of IAS 29, the Company opted to present the gain on the monetary position in a single line included in the financial results. This exposure implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above. For additional information see Note 4.d., to these consolidated financial statements.

m)	Other operating expenses

	2018	2017	2016
Disposal of property, plant and equipment	(158,516)	(131,419)	(16,368)
Net increase in provisions (1)	(770,802)	(228,196)	(124,437)
Recovery of insurance	23,874	194,689	-
Write off of other receivables	-	(105,047)	-
Others	14,657	(1,622)	10,161
Total	(890,787)	(271,595)	(130,644)

(1)	Includes judicial costs

n)	Other financial assets at fair value through profit or loss

	2018		2017
	Current	Non Current	Current	Non Current
Government bonds	-	-	218,707	-
Private bonds	-	-	106,451	-
Total	-	-	325,158	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

o)	Other financial assets at amortized cost

	2018		2017
	Current	Non Current	Current	Non Current
VRD bonds	5,714	8,760	10,499	21,369
Government Bonds (Argentine National Treasury Notes)	-	-	1,361,756	-
Government Bonds (Central Bank Notes)	-	-	761,856	-
Total	5,714	8,760	2,134,111	21,369

p)	Payroll and social security taxes payable

	2018		2017
	Current	Non Current	Current	Non Current
Vacation benefit payable	170,690	-	154,643	-
Annual bonus payable	133,365	-	125,344	-
Social security taxes payable	67,381	-	67,287	-
UT	12,200	-	-	-
Total	371,436	-	347,274	-

9.	INVESTMENTS IN ASSOCIATES

	2018										2017

					Issuer Information

	Description of securities				Last financial statemets issued

Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) / income for the year / period	Shareholders’ equity	% of Common Stock	Book value

Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	118	5,798	Pipeline maintenance	09/30/2018	28	(689)	11,832	49.00	3,981

Emprendimientos de Gas del Sur S.A. (in liquidation)	$1	116,130	116	324	Pipeline construction and operation services	09/30/2018	237	(70)	661	49.00	543

Gas Link S.A.	$1	502,962	5,587	66,548	Pipeline construction and operation services	09/30/2018	1,026	30,918	145,949	49.00	51,400

Total				72,670							55,924

10.	JOINT ARRANGEMENTS

TGS jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works that would extend until March 31, 2019. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company’s participation in the UT and its results as of December 31, 2018 and 2017 is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2018	2017
Consolidated Statements of financial position
Non Current assets	-	-
Current Assets	195,439	99,816
Total	195,439	99,816
Non Current Liabilities	-	-
Current Liabilities	169,843	99,726
Total	169,843	99,726

	2018	2017
Consolidated Statements of comprehensive income
Gross profit	33,876	797
Operating profit / (loss)	24,388	(25)
Net Financial results	1,047	226
Comprehensive income	25,435	201

11.	PROFIT FROM ASSOCIATES

	2018	2017	2016
EGS (in liquidation)	3,101	21	175
TGU	(42)	285	236
Link	15,148	21,335	4,678
Total	18,207	21,641	5,089

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2018

	C o s t					D e p r e c i a t i o n

Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value

Pipelines	39,112,667	-	18,101	831,882	39,926,448	18,606,656	300	959,389	2.2	19,565,745	20,360,703

Compressor plants	14,541,520	-	308,660	1,023,210	15,256,070	9,981,767	278,943	629,861	3,3 a 25	10,332,685	4,923,385

Other plants	17,219	-	-	-	17,219	4,642	-	584	3.3	5,226	11,993

Stations of regulation and/or measurement of pressure	1,360,656	1,081	5,948	4,001	1,359,790	1,053,505	5,163	36,195	4.0	1,084,537	275,253

Other technical installations	264,962	-	1,330	5,308	268,940	225,092	1,330	5,742	6.7	229,504	39,436

Subtotal assets related to natural gas transportation service	55,297,024	1,081	334,039	1,864,401	56,828,467	29,871,662	285,736	1,631,771		31,217,697	25,610,770

Assets related to natural gas upstream service	3,489,476	5,971	197,269	(32,913)	3,265,265	1,330,045	177,846	207,557	3,3 a 25	1,359,756	1,905,509

Assets related to liquids production and commercialization service	7,030,019	-	474,602	434,953	6,990,370	5,958,293	440,455	97,677	3.3	5,615,515	1,374,855

Lands	71,837	35,511	-	-	107,348	-	-	-	-	-	107,348

Buildings and constructions	1,985,027	-	48,091	90,998	2,027,934	1,147,560	38,159	35,802	2.0	1,145,203	882,731

Fittings and features in building	165,920	-	11,752	17,252	171,420	67,417	6,123	7,209	4.0	68,503	102,917

Machinery, equipment and tools	513,762	129,963	47,758	10,981	606,948	396,215	47,588	27,234	6,7 a 10	375,861	231,087

UT Machinery, equipment and tools	-	591	-	-	591	-	-	446	6,7 a 10	446	145

Computers and Telecommunication systems	3,745,839	168	1,355,581	325,263	2,715,689	3,382,394	1,350,936	192,240	6,7 a 20	2,223,698	491,991

Vehicles	263,745	38,089	5,817	-	296,017	191,683	5,503	22,310	20	208,490	87,527

Furniture	148,460	-	-	104	148,564	143,026	-	837	10	143,863	4,701

Materials	1,572,902	572,326	35,953	(572,902)	1,536,373	-	-	-	-	-	1,536,373

Line pack	153,720	-	-	222,473	376,193	17,971	-	-	-	17,971	358,222

Works in progress	2,229,243	6,122,710	-	(2,360,610)	5,991,343	-	-	-	-	-	5,991,343

Total	76,666,974	6,906,410	2,510,862	-	81,062,522	42,506,266	2,352,346	2,223,083		42,377,003	38,685,519

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2017

	C o s t					D e p r e c i a t i o n

Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at at the end of the year	Net book value

Pipelines	38,613,449	-	17,399	516,617	39,112,667	17,678,180	63	928,539	2.2	18,606,656	20,506,011

Compressor plants	14,181,525	2,660	189,100	546,435	14,541,520	9,508,571	102,860	576,056	3,3 a 25	9,981,767	4,559,753

Other plants	17,219	-	-	-	17,219	4,058	-	584	3.3	4,642	12,577

Stations of regulation and/or measurement of pressure	1,350,336	-	-	10,320	1,360,656	1,002,347	-	51,158	4.0	1,053,505	307,151

Other technical installations	259,919	-	11,194	16,237	264,962	219,216	187	6,063	6.7	225,092	39,870

Subtotal assets related to natural gas transportation service	54,422,448	2,660	217,693	1,089,609	55,297,024	28,412,372	103,110	1,562,400		29,871,662	25,425,362

Assets related to natural gas upstream service	3,231,072	-	2,815	261,219	3,489,476	1,123,382	100	206,763	3,3 a 25	1,330,045	2,159,431

Assets related to liquids production and commercialization service	6,839,452	-	3,922	194,489	7,030,019	5,878,107	36	80,222	3.3	5,958,293	1,071,726

Lands	71,830	7	-	-	71,837	-	-	-	-	-	71,837

Buildings and constructions	1,945,894	-	1,027	40,160	1,985,027	1,112,381	5	35,184	2.0	1,147,560	837,467

Fittings and features in building	165,425	-	-	495	165,920	60,396	-	7,021	4.0	67,417	98,503

Machinery, equipment and tools	430,019	82,172	-	1,571	513,762	382,173	-	14,042	6,7 a 10	396,215	117,547

UT Machinery, equipment and tools	-	-	-	-	-	-	-	-	6,7 a 10	-	-

Computers and Telecommunication systems	3,672,719	-	-	73,120	3,745,839	3,286,123	-	96,271	6,7 a 20	3,382,394	363,445

Vehicles	235,191	49,029	20,475	-	263,745	194,679	20,475	17,479	20	191,683	72,062

Furniture	148,206	-	-	254	148,460	142,192	-	834	10	143,026	5,434

Materials	1,118,657	514,263	9,213	(50,805)	1,572,902	-	-	-	-	-	1,572,902

Line pack	153,720	-	-	-	153,720	17,971	-	-	-	17,971	135,749

Works in progress	2,190,845	1,648,510	-	(1,610,112)	2,229,243	-	-	-	-	-	2,229,243

Total	74,625,478	2,296,641	255,145	-	76,666,974	40,609,776	123,726	2,020,216		42,506,266	34,160,708

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2018 and 2017, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is a financial lease under the terms of leasing contracts:

	2018	2017
Cost – Capitalized financial leasing	1,429,713	1,429,713
Accumulated depreciation	(222,649)	(130,518)
Total	1,207,064	1,299,195

The financial leasing agreement expires in September 2026, the date on which the purchase options provided for in the contracts may be exercised.

13.	LOANS

Short-term and long-term loans as of December 31, 2018 and 2017 comprise the following:

	2018	2017
Current Loans
2014 Notes	-	1,758,428
2018 Notes Interest	227,114	55,614
Financial Leasing (Note 22)	215,722	148,567
Total Current loans	442,836	1,962,609
Non Current Loans
2014 Notes	-	3,512,517
2018 Notes Interest	18,714,529	-
Financial Leasing (Note 22)	1,439,687	1,167,494
Total non current loans	20,154,216	4,680,011
Total (1)	20,597,052	6,642,620

(1)	Issuance expenses net for Ps. 120,420 and Ps. 12,584 as of December 31, 2018 and 2017, respectively.

The activity of the loans as of December 31, 2018 and 2017 is the following:

	2018	2017
Beginning balance	6,642,620	7,217,464
Inflation adjustment restatement	(7,106,426)	(1,478,063)
Accrued interest	1,498,556	619,727
Effect of foreign exchange rate change	12,848,796	781,956
VAT unpaid installments	19,104	7,210
Proceeds from loans	13,821,521	-
Payment of loans(1)	(1,328,029)	(125,951)
Payment of redemption of loans	(4,796,243)	-
Interest paid (2)	(1,002,847)	(379,723)
Ending balance	20,597,052	6,642,620

(1)	For the years ended on December 31, 2018 and 2017, Ps. 101,968 and Ps. 66,075 respectively were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

(2)	For the years ended on December 31, 2018 and 2017, Ps. 97,101 and Ps. 77,565, respectively, were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The maturities of the current and non-current loans as of December 31, 2018 are as follows, not including issuance expenses:

Less than one year	212,063
From 1/01/2020 to 12/31/2020	-
From 1/01/2021 to 12/31/2021	-
From 1/01/2022 onwards	18,850,000
Ending balance	19,062,063

The following are the maturities of the finance leases in force as of December 31, 2018:

Due:
as of 12/31/2018	56,892
To due
From 1/01/2019 to 12/31/2019	158,830
From 1/01/2020 to 12/31/2020	172,178
From 1/01/2021 to 12/31/2021	186,635
From 1/01/2022 to 12/31/2022	202,306
From 1/01/2023 onwards	878,568
Ending balance	1,655,409

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2018, and their present book value:

As of 12/31/2019	338,887
From 1/01/2020 to 12/31/2020	282,034
From 1/01/2021 to 12/31/2021	282,034
From 1/01/2022 to 12/31/2022	282,034
From 1/01/2023 onwards	1,014,583
Total minimum future payments	2,199,572
Future financial charges on financial leases	(544,163)
Book Value financial leases	1,655,409

Issuance of notes under the 2017 Global Program (the “2017 Program”):

Notes Class 1 (“2014 Notes”)

The 2017 Program provides for the issuance of up to a maximum principal amount of U.S.$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

On February 7, 2014, TGS issued the 2014 Notes according to the following characteristics:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2014 Notes

Amount in U.S.$	255,451,506
Interest rate	9.625% anual
	Scheduled payment date	Percentage of original principal amount
Amortization	May 14, 2014	25%
	May 14, 2018	25%
	May 14, 2019	25%
	May 14, 2020	25%
Frequency of Interest payment	Semiannual, payable el May 14 and November 14 of each year.
Guarantor	None

The 2014 Notes are traded in the BCBA, the MAE and the Euro MTF of the Luxembourg Exchange.

The book values are based on amortized cost at an effective rate of 10.126%.

As of December 31, 2018, 2014 Notes are completely canceled according to what is mentioned below.

Class 2 Notes  (“2018 Notes”)

The General Annual Shareholders’ Meeting held on April 26, 2017, ordered the increase of up to U.S.$ 700,000,000 (or its equivalent in other currencies) of the 2017 Program authorized by the CNV by Resolution No. 17.262 dated January 3, 2014.

On May 2, 2018, within the framework of the 2017 Program, the Company issued the 2018 Notes according to the following characteristics:

	2018 Notes
Amount in U.S.$	500,000,000
Interest Rate	6.75% annual
Issuance price	99.725%
	Scheduled payment date	Percentage of the principal to be paid
Amortization	May 2, 2025	100%
Frequency of interest payment	Semiannual, payable on May 2 and November 2 of each year.
Guarantor	None

The authorization for the public offering of the 2017 Program was granted by the CNV through Resolutions No. 17,262 and 18,938 dated January 3, 2014 and September 15, 2017, respectively. On October 31, 2018, through Disposition No. DI-2018-55-APN-GE#CNV, the CNV granted the extension of the 2017 Program until January 3, 2024.

Funds obtained by the Company are applied to:

i. The repurchase of the Class 1 Notes (the “2014 Notes”) for U.S.$ 86,511,165;
ii. the cancellation and total redemption of the 2014 Notes for U.S.$ 120,786,581;
iii. the balance of net funds to make investments in capital expenditures.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The value of the financial debt is based on its amortized cost calculated as cash flows discounted at an effective rate of 7.088%.

Covenants

As of the date of issuance of these consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and make certain transactions with related parties.

The Company may contract new debts under the following conditions, among others:

a. To the extent that after the new debt has been incurred (i) the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal to or lower than 3.5:1.

b. For the refinancing of the outstanding financial debt.

c. Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2018 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

Financial Leasing

Corresponds to the financing obtained for the acquisition of the corresponding assets to the treatment and compression plant located in the area of Río Neuquén. Said agreement was concluded on August 11, 2016 with Petrobras (currently Pampa Energía) and consists of the payment of 119 consecutive monthly installments of U.S.$ 623,457 without taxes and an option to purchase for the same amount payable at the end of the 120th month of the effectiveness of the contract.

14.	INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform sanctioned in Argentina in 2017, with some amendments introduced in December 2018 after the issuance of Law No. 27,468, brought with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. The main changes are the following:

Reduction in the applicable rate

Until the fiscal year ended on December 31, 2017, the income tax rate remained at 35%. The tax reform establishes a gradual reduction of the applicable rate for the calculation of income tax, being 30% and 25% for fiscal periods beginning on January 1, 2018 and 2019 and January 1, 2020 onwards, respectively.

The reduction in the applicable rate is complemented by the application of a tax on the distribution of dividends made to human persons and foreign beneficiaries, which the Company must withhold and enter the Tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period in which the Company was taxed at the rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The effects as of December 31, 2017 of this change in the rate on the measurement of deferred assets and liabilities are detailed below in the section “Deferred tax”.

Tax adjustment for inflation

This section was subsequently modified by Law No. 27,468, which establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the CPI, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the CPI that exceeds 55%, 30% or 15% of said 100%, respectively. Given that the CPI for the year ended December 31, 2018 amounted to 47%, the adjustment for tax inflation mentioned in this section did not apply.

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018

A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the WPI. This adjustment mechanism will have a significant impact on the calculation of future taxable profits on which the Company must pay the income tax.

Tax revaluation

It establishes the possibility of carrying out a tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value and for certain assets to accelerate depreciation.

This revaluation is optional, and to carry out the tax revaluation, a special tax must be paid. The special tax will vary between 8% and 15%, depending on the type of asset to be re-evaluated and it will be calculated between the difference of the residual revalued tax value and the residual tax value of origin.

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for the purposes of the TOMPI liquidation.

The taxpayers that exercise the revaluation option waive to promote any judicial or administrative process for which the adjustment for tax inflation is claimed. The exercise of the revaluation option must be taken only once in the term established in the regulation.

The Board of Directors has decided to make use of this option, which implies a one-time payment of Ps. 1,048,000. Said tax payable is recorded under the line “Income Tax” of the Statement of Financial Position with a charge to the current tax. On the other hand, the positive effect of the aforementioned tax revaluation on the position to be paid of the income tax for the current year and the deferred tax of future years was recorded in the “Income Tax” line of the Statement of Comprehensive Income.

Deferred Tax

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Current income tax	(3,198,356)	(2,442,608)	(931,568)
Special revaluation tax	(1,048,000)	-	-
Deferred income tax	4,233,185	2,495,685	(170,709)
Total income tax	(13,171)	53,077	(1,102,277)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The analysis of the net deferred tax assets and liabilities is as follows:

	2018	2017
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	725,558	619,101
Deferred tax assets to be recovered after less than 12 months	103,566	112,834
Deferred tax liabilities:
Deferred tax liabilities to be recovered after more than 12 months	(2,949,051)	(7,164,720)
Deferred tax liabilities to be recovered after less than 12 months	(103,638)	(23,965)
Deferred tax liabilities, net	(2,223,565)	(6,456,750)

The components of the net deferred tax assets and liabilities as of December 31, 2018, 2017 and 2016 are the following:

Deferred tax assets	Allowance for doubtful accounts	Tax credits discounted value loss	Account receivables discounted value	Provisions for legal claims and other provisions	Financial lease	Contract liabilities	Total
As of December 31, 2016	12,294	2,815	70	180,950	518,070	281,232	995,431
Charge in results	(12,294)	(2,815)	(70)	(68,116)	(182,606)	2,405	(263,496)
As of December 31, 2017	-	-	-	112,834	335,464	283,637	731,935
Charge in results	-	387	2,273	(11,928)	72,110	34,347	97,189
As of December 31, 2018	-	387	2,273	100,906	407,574	317,984	829,124

Deferred tax liabilities	Deferred sales	Loans	Property, plant and equipment	Cash and cash equivalents	Inventaries	Total
As of December 31, 2016	85	(8,756)	(9,915,672)	(14,373)	(9,150)	(9,947,866)
Charge in results	(85)	5,094	2,754,614	(2,090)	1,648	2,759,181
As of December 31, 2017	-	(3,662)	(7,161,058)	(16,463)	(7,502)	(7,188,685)
Charge in results	2,839	(27,419)	4,243,088	(78,451)	(4,061)	4,135,996
As of December 31, 2018	2,839	(31,081)	(2,917,970)	(94,914)	(11,563)	(3,052,689)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2018, 2017 and 2016 as follows:

	2018	2017	2016
Pre tax income	11,429,007	5,698,116	2,208,572
Statutory income tax rate	30%	35%	35%
Pre tax income at statutory income tax rate	(3,428,702)	(1,994,341)	(773,000)
Tax effects due to:
- Inflation effect (1)	4,432,884	(187,006)	(321,584)
- Special revaluation tax	(1,048,000)	-	-
-Change in the tax rate (2)	-	2,234,656	-
-Non taxable income or non deductible expenses	44,482	428	(7,693)
-Others	(13,835)	(660)	-
Total income tax	(13,171)	53,077	(1,102,277)

(1)	Corresponds to the inflation effect on non-deferred tax assests and liabilities.
(2)	Corresponds to the effect of the reduction in the enacted tax rate on the net deferred tax liability according to the aforementioned.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

15.	PROVISIONS

	For legal claims and others (1)
Balances as of 12/31/2016	408,002
Inflation adjustment restatement	(80,163)
Additions	225,887	´(1)
Uses	(254,858)
Reversals	(8,967)	´(3)
Balances as of 12/31/2017	289,901
Inflation adjustment restatement	(112,740)
Additions	195,156	´(1)
Uses	(787)
Reversals	(362)	´(2)
Balances as of 12/31/2018	371,168

(1)	Ps. 107,419 and Ps. 152,635 are included in “Other operating expenses” and Ps. 118,468 and Ps. 77,472 in “Financial expenses” for the years ended on December 31, 2018 and 2017, respectively.
(2)	The total amount is recorded in “Other operating income”
(3)	Ps. 2,263, are included in “Other operating expenses” and Ps. 6,704 in “Financial expenses” for the year 2017.

The total amount of the Provisions are included in current liabilities.

16.	FINANCIAL RISK MANAGEMENT

1.	Financial risk factors

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

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 77%, 76% and 79% of the segment’s total revenues for the years ended December 31, 2018, 2017 and 2016, respectively. Total revenues denominated in Argentine Pesos accounted for 59%, 51% and 43% for the years ended December 31, 2018, 2017 and 2016, respectively.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Additionally, in the event that it is considered appropriate, the Company contracts derivative financial instruments that allow TGS to hedge the fluctuation of the US dollar over long-term positions in such currency.

As of December 31, 2018, for mitigating this foreign exchange risk, 74% of the Company’s fund placements are denominated in US dollars.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2018, 2017 and 2016 would have decreased the Company’s income before tax for the year in approximately Ps. 739,849, Ps. 259,923, and Ps. 365,543, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the pre-tax income. Actual results may differ significantly from these theoretical sensitivity scenarios.

Net assets / liabilities position in USD	2018	2017	2016
Assets	394,369	192,764	88,463
Liabilities	(588,525)	(286,129)	(317,952)
Total	(194,156)	(93,365)	(229,489)
Effect on financial results in $
Pesos	739,849	259,923	365,543
Total	739,849	259,923	365,543

1.2	Interest rate risk

The management of interest rate risk seeks to reduce financial costs and limit the Company’s exposure to an increase in interest rates. Currently, the Company’s exposure to interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates. The interest rate profile of the Company’s borrowings is set out in Note 13.

The main objective of the Company’s financial investment activities is to obtain the highest return by investing in low risk and high liquidity instruments. The Company maintains a short-term portfolio of cash equivalents and investments made up of investments in mutual funds and deposits in remunerated bank accounts, public and private securities. The risk of these instruments is low given the short-term nature and high liquidity in well-known financial institutions.

As a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent the loss of purchasing power. This loss of purchasing power is included in the result of the period under gain on the net monetary position. On the contrary, maintaining monetary liabilities generates a gain in purchasing power, which are also included in such line item.

The Company’s risk management policy is defined with the objective of reducing the impact of the loss of purchasing power. During the 2016, 2017 and 2018 fiscal years the Company has maintained a liability monetary position. As a consequence, TGS has recorded a a net gain from exposure to inflation in the monetary items.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2018 and 2017:

	Financial assets (1)		Financial liabilities (2)
	2018	2017	2018	2017
Fix interest rate	8,525,212	3,097,259	18,941,643	5,326,559
Variable interest rate	14,473	31,868	-	-
Total	8,539,685	3,129,127	18,941,643	5,326,559

(1)
Includes mutual funds, LETES, Lebacs and bank accounts. Trade receivables do no bear interests, except for Ps. 14,473 and Ps. 31,868, which bears CER plus a spread of 8% as of December 31, 2018 and 2017, respectively.

(2)	Includes loans, issuance expenses and financial leasing

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

The sale prices of propane and butane (“LPG”) and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). Additionally, approximately 59% of the total sales of propane and butane that are made in the domestic market are made at prices fixed by the Hydrocarbon Resources Secretariat (“SRH” for its acronym in Spanish) based on export parity prices.

These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of TGS.

Based on the volume of sales for the years ended December 31, 2018, 2017 and 2016, the Company estimated that, other factors being constant, a decrease of U.S.$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 552,004, Ps.449,231 and Ps. 233,323 respectively. On the other hand, an increase of U.S.$50/ton in the international price would have had the opposite effect.

Derivated financial instruments

On July 23, 2018, TGS entered into an agreement with a recognized financial institution to hedge export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could arise if export prices fall below breakeven prices (those that balance costs). This agreement is valid between October 2018 and April 2020, according to the following monthly short tons:

Period	Propane	Butane	Natural gasoline
October 2018 – April 2019	6,045	4,506	2,700
May 2019 – September 2019	-	-	4,100
October 2019	9,068	7,010	4,200
November 2019 – April 2020	13,098	10,014	6,000

In order to arrange such operation, the Company paid a premium of U.S.$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under “Derivative financial instruments”. Thus, the Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS 9.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2018, the balance is Ps. 218,272 and is recorded under the item “Derivative Financial instruments”.

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

As of December 31, 2018 and 2017, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

	2018	2017
Current trade receivables	3,247,020	3,002,432
Non-current trade receivables	-	4,511
Allowances for doubful accounts	(132,521)	-
Total	3,114,499	3,006,943

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, CAMMESA and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	3,222,608	375,580	1,916,408	309,208	1,166,861
Camuzzi Gas Pampeana S.A.	2,393,722	279,663	1,408,811	226,138	702,375
Naturgy Argentina	1,931,580	239,730	1,012,029	172,665	524,030
CAMMESA	1,337,714	183,249	889,716	232,175	651,592
Pampa Energía	439,556	91,684	44,683	1,302	43,034
Camuzzi Gas del Sur S.A.	534,462	56,928	310,222	46,319	156,503

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Revenues from Liquids Production and Commercialization customers (including those made on behalf of third parties, from whom the Company earns a commission and trade receivables (net of allowances of doubtful accounts) for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018		2017		2016
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
PBB Polisur	5,267,302	708,797	3,683,956	520,645	3,565,562
Petredec	858,846	-	1,377,647	433,916	-
Geogas Trading S.A.	1,102,307	-	571,260	-	931,432
Shell Trading (US) Company	89,868	-	1,425,123	276,932	-
Petrobras Global Trading BV	1,743,806	137,413	-	-	-
Petroleo Brasileiro	-	-	-	-	546,476
Braskem Netherlands B.V.	-	-	-	-	42,611

Cash and financial placements

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions with a high credit rating. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, (iv) other receivables and (v) derivate financial instruments, as of December 31, 2018 and 2017:

	December 31-2018
	Cash and cash equivalents	Other financial assets	Receivables (1) (2)
Without specified maturity	14,485,525	-	467
With specified maturity
Overdue
Until 12-31-2017	-	-	133,771
From 01-01-18 to 03-31-18	-	-	310
From 04-01-18 to 06-30-18	-	-	4,020
From 07-01-18 to 09-30-18	-	-	11,400
From 10-01-18 to 12-31-18	-	-	535,609
Total overdue	-	-	685,110

Non-due
From 01-01-19 to 03-31-19	2,159,302	219,767	2,945,285
From 04-01-19 to 06-30-19	-	1,495	41,157
From 07-01-19 to 09-30-19	-	1,495	-
From 10-01-19 to 12-31-19	-	1,229	-
During 2020	-	3,357	5,529
During 2021	-	3,044	-
During 2022	-	1,911	-
During 2023	-	448	-
From 2024 onwards	-	-	-
Total non-due	2,159,302	232,746	2,991,971
Total with specified maturity	2,159,302	232,746	3,677,081
Total	16,644,827	232,746	3,677,548

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31-2017
	Cash and cash equivalents	Other financial assets	Receivables (1) (2)
Without specified maturity	2,943,101	-	685
With specified maturity
Overdue
Until 12-31-2016	-	-	2,990
From 01-01-17 to 03-31-17	-	-	202
From 04-01-17 to 06-30-17	-	-	2,637
From 07-01-17 to 09-30-17	-	-	18,736
From 10-01-17 to 12-31-17	-	-	220,135
Total overdue	-	-	244,700

Non-Due
From 01-01-18 to 03-31-18	973,646	591,525	3,017,756
From 04-01-18 to 06-30-18	-	1,533,148	3,703
From 07-01-18 to 09-30-18	-	332,232	3,188
From 10-01-18 to 12-31-18	-	2,364	3,839
During 2019	-	8,436	17,624
During 2020	-	4,954	-
During 2021	-	4,494	-
During 2022	-	2,822	-
From 2023 onwards	-	663	-
Total non-due	973,646	2,480,638	3,046,110
Total with specified maturity	973,646	2,480,638	3,290,810
Total	3,916,747	2,480,638	3,291,495

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables.

1.5	Liquidity risk

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The tables below include a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables and loans as of December 31, 2018 and 2017. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. These tables are made based on available information at the end of each year and may not reflect the actual amounts in the future. Therefore, the amounts disclosed are provided for illustrative purposes only:

	December 31, 2018
	Loans	Other financial liabilities	Financial Leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2017	-	103,597	-
From 01-01-18 to 03-31-18	-	311	-
From 04-01-18 to 06-30-18	-	311	-
From 07-01-18 to 09-30-18	-	311	-
From 10-01-18 to 12-31-18	-	311	56,891
Total overdue	-	104,841	56,891

Non-due
From 01-01-19 to 03-31-19	-	3,352,746	70,499
From 04-01-19 to 06-30-19	636,188	21,739	70,499
From 07-01-19 to 09-30-19	-	-	70,499
From 10-01-19 to 12-31-19	636,188	-	70,499
During 2020	1,272,375	-	282,034
During 2021	1,272,375	-	282,034
During 2022	1,272,375	-	282,034
During 2023	1,272,375	-	282,034
From 2024 onwards	20,758,563	-	732,549
Total non-due	27,120,439	3,374,485	2,142,681
Total with specified maturity	27,120,439	3,479,326	2,199,572
Total	27,120,439	3,479,326	2,199,572

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2017
	Loans	Other financial liabilities	Financial Leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2016	-	109,528	-
From 01-01-17 to 03-31-17	-	459	-
From 04-01-17 to 06-30-17	-	459	-
From 07-01-17 to 09-30-17	-	459	-
From 10-01-17 to 12-31-17	-	459	41,545
Total overdue	-	111,364	41,545

Non-Due
From 01-01-18 to 03-31-18	-	2,300,495	51,490
From 04-01-18 to 06-30-18	2,012,300	125,344	51,490
From 07-01-18 to 09-30-18	-	-	51,490
From 10-01-18 to 12-31-18	169,249	-	51,490
During 2019	2,012,300	-	205,985
During 2020	1,843,053	-	205,985
During 2021	-	-	205,985
During 2022	-	-	205,985
From 2023 onwards	-	-	741,035
Total non-due	6,036,902	2,425,839	1,770,935
Total with specified maturity	6,036,902	2,537,203	1,812,480
Total	6,036,902	2,537,203	1,812,480

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

1.6	Capital risk management

The objective of the Company in capital management are to safeguard the ability to continue as a going concern, achieve an optimal cost of capital structure and support the capital expenditures process in order to provide returns to the shareholders and benefits for other stakeholders.

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

During the year ended December 31, 2018 and 2017, the gearing ratio was as follows:

	2018	2017
Total debt (Note 13)	20,597,052	6,642,620
Total Equity	30,945,305	25,279,589
Total Capital	51,542,357	31,922,209
Gearing Ratio	0.40	0.21

2	FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1	Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.e. According to the provisions of IFRS 7, IAS 32 and IFRS 9 (IAS 39 as of December 31, 2017), non-financial assets and liabilities such as PPE, investments in associates, inventories, advances from customers, deferred income tax, taxes and social taxes payables and provisions are not included.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The categories of financial assets and liabilities as of December 31, 2018 and 2017 are as follows (According to the chosen transition method, the comparative information has not been restated. See Notes 4.a and 4.e):

	December 31, 2018
	Financial assets at fair value	Financial assets held to maturity	Total
CURRENT ASSETS
Trade receivables	-	3,114,499	3,114,499
Other receivables	-	424,339	424,339
Derivative financial instruments	218,272	-	218,272
Other financial assets at amortized cost	-	5,714	5,714
Cash and cash equivalents	2,161,167	14,483,660	16,644,827
Total current assets	2,379,439	18,028,212	20,407,651

NON-CURRENT ASSETS
Other receivables	-	6,189	6,189
Other financial assets at amortized cost	-	8,760	8,760
Total non-current assets	-	14,949	14,949
Total assets	2,379,439	18,043,161	20,422,600

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	3,092,037	3,092,037
Loans	-	442,836	442,836
Payroll and social security taxes payables	-	309,351	309,351
Other payables	-	80,674	80,674
Total current liabilities	-	3,924,898	3,924,898

NON-CURRENT LIABILITIES
Loans	-	20,154,216	20,154,216
Total non-current liabilities	-	20,154,216	20,154,216
Total liabilities	-	24,079,114	24,079,114

	December 31, 2017
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS
Trade receivables	-	-	3,002,432	3,002,432
Other receivables	-	-	270,464	270,464
Other financial assets at amortized cost	-	2,123,611	10,500	2,134,111
Other financial assets at fair value through profit or loss	325,158	-	-	325,158
Cash and cash equivalents	1,960,696	-	1,956,051	3,916,747
Total current assets	2,285,854	2,123,611	5,239,447	9,648,912

NON-CURRENT ASSETS
Trade receivables	-	-	4,511	4,511
Other receivables	-	-	14,088	14,088
Other financial assets at fair value through profit or loss	-	-	21,369	21,369
Total non-current assets	-	-	39,968	39,968
Total assets	2,285,854	2,123,611	5,279,415	9,688,880

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	2,145,738	2,145,738
Loans	-	1,962,609	1,962,609
Payroll and social security taxes payables	-	282,973	282,973
Other payables	-	49,531	49,531
Total current liabilities	-	4,440,851	4,440,851

NON-CURRENT LIABILITIES
Loans	-	4,680,011	4,680,011
Total non-current liabilities	-	4,680,011	4,680,011
Total liabilities	-	9,120,862	9,120,862

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

2.2	Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs. These levels are:

•
Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BYMA. The mutual funds mainly carry out their placements in bonds issued by the Central Bank of the Argentine Republic.

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

During 2018, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	2,161,167	-	-	2,161,167
Derivative financial instruments	-	218,272	-	218,272
Total	2,161,167	218,272	-	2,379,439

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	1,960,696	-	-	1,960,696
Other current financial assets at fair value through profit or loss	325,158	-	-	325,158
Total	2,285,854	-	-	2,285,854

The fair value of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2018, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The following table reflects the carrying amount and estimated fair value of the 2018 Notes as of December 31, 2018, based on their quoted market price:

	Carrying amount	Fair value
2018notes	18,941,643	17,200,060

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

17.	REGULATORY FRAMEWORK

a)	General framework of the natural gas transportation segment:

General aspects

Regarding TGS’ Natural Gas Transportation business, it is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and the Regulatory framework for the transportation and distribution of natural gas in Argentina. The Natural Gas Act created ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring, approval of tariffs and the power to verify compliance with the Natural Gas Law and its regulations. On January 28, 2016, Resolution No. 7 of the MINEM of Argentina repealed the Resolution 2000/2005 of the former Ministry of MPFIPyS which provided that all tariff increases should have the prior intervention of the Undersecretary of Coordination and Management Control.

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

Tariff situation

Prior the enactment of the Public Emergency Law, and according to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semiannually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” was a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increased the tariffs to compensate the licensees for future investments which were not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On February 16, 2016, the Executive Branch issued Decree No. 367/2016. It established the dissolution of the ex UNIREN and transferred to each ministry the responsibility to renegotiate public service agreements. In our case, the MINEM together with the Ministry of Economy (“MH”).

On March 30, 2017, within the framework of the tariff renegotiation process mentioned above, the Company entered into the Integral Renegotiation Agreement (the “2017 Integral Agreement”) which contained similar terms and conditions to those set forth in the agreements signed in 2008, 2011 and 2015. The 2017 Integral Agreement had as background the transitional agreements celebrated in 2008, 2016 and 2017 (the “Transitional Agreements”) by which TGS was granted with transitional tariff schedule applicable in order to continue providing the service of natural gas transportation service.

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the Integral Tariff Review process (“RTI” for its acronym in Spanish) and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

The 2017 Integral Agreement sets the guidelines for the provision of the natural gas transportation service until the end of the License. Among these guidelines:

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

•
The Five-Year Plan was approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543,expressed in December 31, 2016 currency terms.

•
A non-automatic six-month adjustment mechanism for the natural gas transportation tariff and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the WPI published by INDEC will be considered.

•
TGS and its shareholders must withdraw any claim against the Government related to the natural gas transportation business, including the arbitration proceedings before the ICSID. The Company desisted from it on June 26, 2018.

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

•
Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017 (“Resolution 4362 “).

•	Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.

•	Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In addition, completing the RTI process, prior to the ratification of the 2017 Integral Agreement and within the framework of the Transitional Agreements, the Company received the following tariff increases:

•
Through Resolution ENARGAS I-2852/2014 (“Resolution I-2852”) on April 7, 2014, a staggered increase of 8% was established as of April 1, 2014, from 14% accumulated since 1 June 2014 and 20% accumulated since August 1, 2014.

•
On June 5, 2015, ENARGAS issued Resolution No. I-3347/2015 (“Resolution I-3347”), which complements Resolution I-2852, which approved an increase in the tariffs applicable to the natural gas transportation service from May 1, 2015. This increase represented for TGS a transitional increase of 44.3% in the price of the natural gas transport service and 73.2% in the CAU.

•
Effective since April 1, 2016, an increase of 200.1% on the rates applicable to the public service of Natural Gas Transportation and to the CAU (the “2016 Increase”) in accordance with the provisions of Resolution No. I-3724/2016 of ENARGAS (“Resolution 3724”), which could only be invoiced in full from October 7, 2016 after the ruling issued by the Supreme Court of Justice of the Nation (“CSJN”) that determined the nullity of Resolutions No. 28/2016 and 31/2016 (jointly “Resolutions 28 and 31”) of the former Ministry of MINEM.

Semiannual tariff increase

This increase is granted within the framework of the semiannual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

In the public hearing held on September 4, 2018, in which the Company requested, based on the variation of the WPI recorded for the period February - August 2018, a tariff increase of approximately 30%. Considering the hearing, on September 27, 2018, ENARGAS issued Resolution No. 265/2018 which determined a 19.7% tariff increase effective as of October 1, 2018.

This increase was determined by ENARGAS based on the simple average of the WPI, the Construction Cost Index for the period February and August 2018 and the Salary Variation Index between December 2017 and June 2018.

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS its disagreement with respect to the methodology for calculating the semiannual adjustment.

On February 26, 2019, within the framework of the RTI, a new public hearing took place with the aim of the determination of the biannual tariff increase that will come into effect as of April 1, 2019. On March 29, 2019, ENARGAs issued Resolution No. 192/2019 whereby ENARGAS approves, effective April 1, 2019, a 26% tariff increase.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

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

On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

In line with the previous programs, the Households with Bottles Program sets a maximum reference price for the members of the marketing chain in order to guarantee the supply to low-income residential user, by committing the LPG producers to supply at a fixed price (below the market price) with a quota assigned to each producer. Additionally, payment of compensation to the participating producers of the Households with Bottles Program was established.

Under the Households with Bottles Program the SHR regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. During 2017, the SHR issued Resolutions No. 56-E/2017 and No. 287-E/2017, setting the prices at Ps. 2,568 per ton of butane and Ps. 2,410 per ton of propane as of April 2017 and at Ps. 4,302 per ton of butane and Ps. 4,290 per ton of propane as of December 1, 2017. For 2016 and the first quarter of 2017, the price was set by Resolution No. 70/2015 in Ps. 650 per ton.

On March 27, 2018, the SRH issued Resolution No. 5/2018, which increases as from April 1, 2018, the price of the products contributed to the Households with Bottles Program to Ps. 5,416 and Ps. 5,502 per ton of butane and propane, respectively. On the other hand, the compensation received from the National Government remained at Ps. 550/tn.

Finally, on January 28, 2019, the Energy Government Secretariat issued Resolution No. 15/2019 modifying the price for which the products contributed to the Households with Bottles Program are sold. As of February 1, 2019, the price increased to Ps. 9.154 and Ps. 9,042 per ton of butane and propane, respectively, eliminating the compensation received by the Argentine government.

In this context, the Company has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks (“Propane for Networks Agreement”) entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the former Ministry of MINEM.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In 2017, the MINEM issued Resolutions No. 74 and 474-E/2017 (“Resolution 474”) that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas has been set at Ps. 1,267/ton and Ps. 2,832/ton (in accordance with Resolution 74) and Ps. 1,941.20/ton and Ps. 3,694/ton (in accordance with Resolution 474), respectively, depending on the client to whom the undiluted propane gas is delivered. These price adjustments are framed within the increase path outlined by the Government until 2019, with the aim of reducing the subsidies applied to that effect.

Finally, in May 2018, the Company signed the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established.

During 2018, 2017 and 2016, the Company booked the amount of Ps. 406,727, Ps. 347,655 and Ps. 314,028, for subsidies for the programs mentioned above, respectively.

As of December 31, 2018, the Argentine Government owes the Company Ps. 292,866 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

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

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants. For further information regarding the legal action filed the Company, see Note 20.b.

On March 28, 2016, the MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Essential assets

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

(iv) if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FORREIGN CURRENCY

The balances in foreign currency as of December 31, 2018 and 2017 are detailed below:

	2018					2017
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency

CURRENT ASSETS

Cash and cash equivalents	US$	361,017	37.500	(1)	13,538,138	US$	70,732	1,937,122

Other financial assets at amortized cost	US$	152	37.500	(1)	5,714	US$	49,723	1,361,756

Other financial assets at fair value through profit or loss		-			-	US$	11,873	325,158

Trade receivables	US$	31,507	37.500	(1)	1,181,514	US$	57,838	1,584,011

Other receivables	US$	1,693	37.500	(1)	63,488	US$	2,433	66,632

					14,788,854			5,274,679

NON CURRENT ASSETS

Trade receivables		-			-	US$	165	4,511

					-			4,511

TOTAL ASSETS					14,788,854			5,279,190

CURRENT LIABILITIES

Trade payables	US$	42,184	37.700	(2)	1,590,337	US$	44,882	1,238,162

Loans	US$	11,746	37.700	(2)	442,836	US$	71,278	1,962,609

					2,033,173			3,200,771

NON CURRENT LIABILITIES

Loans	US$	534,595	37.700	(2)	20,154,216	US$	169,969	4,680,011

					20,154,216			4,680,011

TOTAL LIABILITIES					22,187,389			7,880,782

(1) Buy exchange rate at the end of fiscal year
(2) Sell exchange rate at the end of fiscal year

US$: United States of America dollars

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2018, TGS’ common stock was as follows:

	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	375,701,909	13,600,780	389,302,689
Total	780,894,503	13,600,780	794,495,283

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2017 the Company did not have any treasury shares.

TGS’s shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADS”) (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)	Dividends distribution

Under the powers delegated by the Shareholders’ Meeting held on April 10, 2018, the Board of Directors ordered the payment of the following cash dividends:

Approval date	Amount	Amount per share
07/06/2018	1,125,562	1.4167
08/08/2018	1,449,300	1.8242
09/06/2018	1,754,326	2.2081

c)	Acquisition of treasury shares
On May 9, 2018, TGS’ Board of Directors approved a Program for the Acquisition of Shares of the Company in the Argentine peso market (the “Shares Repurchase Program”). Considering the solid cash and investment position of the Company, this program was approved due to the distortion evidenced by the Company’s economic value, measured by its current business and those derived from projects in development, and the price of the quotation of their shares in the market.

Considering the realized and liquid gains that arose from the financial statements for the three-month period ended March 31, 2018, the Board determined the maximum amount to be invested in Ps. 1,700,000 stated at its original value.

Subsequently, on September 6, 2018, the Board of Directors of the Company approved a second treasury shares repurchase program for a maximum amount of up to Ps. 1,800,000 stated at its original value and for a term of 180 calendar days, which expired on March 5, 2019.

As of December 31, 2018, the Company held 13,600,780 treasury shares, representing 1.71% of the total common stock. The acquisition cost restated for inflation amounted to Ps. 1,420,926, which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the rules, restricts the amount of the retained earnings that the Company may distribute.

20.	LEGAL CLAIMS AND OTHER MATTERS

a)	Turnover tax calculated on the natural gas price consumed by TGS

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company.

During fiscal year 2017 and 2016, the Company continued to receive several claims from different provinces, which meant that TGS paid Ps. 148.5 million and Ps. 27.6 million to provincial agencies (stated at their original values), respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On May 24, 2017, ENARGAS issued Resolution No. 5041/2017, which approved the tariff methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2018 and 2017, the Company recorded a provision of Ps. 308.4 million and Ps. 279.6 million, respectively, in respect of this contingency under the line item “Provisions.” Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

b)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the “Court”) in order to obtain the declaration of nullity of the Executive Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

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

As a result, on September 19, 2017, a new extension of the injunction was obtained (which prevented the Government to claim TGS of the payment of the amounts resulting from the new value of the Charge for the period between the November 2011 and March 2016), thus extending the validity until March 2018.

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

On September 1, 2018, a new extension of the precautionary measure was granted to TGS (which prevents the National Government from claiming from TGS the payment of amounts resulting from the new value of the Charge for the period between November 2011 and March 2016), extending their validity until March 11, 2019 or until the judgment that resolves the merits of the matter, whichever occur first.

On March 26, 2019, TGS was served notice that the Court upheld the legal action filed by TGS and declares the unconstitutionality of Executive Decree no. 2067/08 and the Resolutions, as well as of any other act aimed at enforcing the Decree, and therefore declares invalid said regulations. Judgment is not final yet. On March 29, 2019, the National Secretary of Energy appealed the judgment, which was granted on April 3, 2019.

The Company´s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1° 2016, and of the effective date of Resolution 28.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Recovery action of VAT and income tax

On October 9, 2008, TGS signed the 2008 Transitional Agreement with ex UNIREN that contemplated a tariff increase of 20%, applicable as from September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS was able to bill the tariff increase to its clients as soon as ENARGAS would have published the new tariffs schedule and set the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010, the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued. The reversal of the tariff increase did not imply any resignation to the Company´s rights resulting from the Decree No. 1,918/09.

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

The balance of the receivable as of December 31, 2016 was Ps. 105 million. Given the negative judgment, this receivable was derecognized and charged under “Other operating results, net” of the Statement of Comprehensive Income for the year ended December 31, 2017.

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

In March 2017, TGS partially canceled the debt claimed by ARBA, paying Ps. 2.9 million (stated in its original value) through the adhesion to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of TGS to act as withholding and collection agent during 2009 and 2010. The Company’s Management considers that it has sufficient arguments to assert its defense so at December 31, 2018 it has no recorded any provision for this concept.

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

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), claiming U.S.$ 163 million, plus interest (the “Claim”).

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On March 16, 2017, the Claimants filed their Reply Memorial, whereby they replied to TGS Response Memorial and adjusted the amount of their claim to U.S. $ 306.3 million as of March 15, 2017, the total amount that would consist of U.S.$ 134.0 million in nominal damages plus U.S.$ 172.3 million of interest. To this amount, accrued interest would be added from March 15, 2017 until the date of effective payment.

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

On December 15, 2017, the Claimants and TGS submitted their Final Conclusions Memorials.

On May 28, 2018, the ICC issued the final award by which it partially acknowledged the claim and ruled that the Company must pay damages to the claimants in the amount of U.S.$ 19 million, plus interest accrued as from May 8, 2015 until the date of actual payment. This payment was made on June 14, 2018 for an amount of U.S.$ 21.3 million.

g)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2018 and 2017, the total amount of these provisions amounted Ps. 59.7 million and Ps. 9.6 million, respectively.

21.	BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

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

For this service, TGS will pay Pampa Energía the higher of: (i) a fixed annual amount of U.S.$ 3.0 million or (ii) 7% of annual comprehensive profits (before financial results and income tax and after deducting also the aforementioned fixed sum) of TGS.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Financial lease agreement with Pampa Energía

As mentioned in Note 13 to these Consolidated Financial Statements, on August 11, 2016, the Company entered into a finance lease agreement with Pampa Energía (formerly Petrobras Argentina).

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2018, 2017 and 2016 were Ps. 83,820, Ps. 85,648 and Ps. 79,094, respectively.

Acquisition of CTG

On August 8, 2017, the Company acquired the entire shareholding of CTG from Pampa Energía for Ps. 148. The purpose of this company is to carry out various activities related to electric power.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2018, 2017 and 2016 is as follows:

	2018		2017
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	-	-	58	-
Associate which exercises joint control on the controlling shareholder:			-	-
Pampa Energía (1)	91,684	1,850,505	23,152	1,457,352
Associate which exercises significant influence on the controlling shareholder:			-	-
Link	6,482	-	768	-
EGS	-	-	-	679
TGU	-	6,001	-	4,383
Other related companies:			-	-
Refinor S.A.	-	-	-	5,218
SACDE	214,148	-	-	-
Pampa Comercializadora S.A.	7,113	-	2,779	-
Oleoductos del Valle S.A.	3,131	-	1,975	-
Central Piedra Buena S.A.	25,463	-	7,661	-
Transener S.A.	91	-	44	-
Total	348,112	1,856,506	36,437	1,467,632

(1) Accounts payable includes Ps. 1,655,409 and Ps. 1,316,061 corresponding to the financial leasing recorded as “Loans” as of December 31, 2018 and 2017, respectively.

Additionally, during 2018, the Company received from SACDE S.A. Construcciones engineering services for Ps 263,580 which are capitalized in the caption Work in progress.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The detail of significant transactions with related parties for the years ended December 31, 2018, 2017 and 2016 is as follows:

Year ended December 31, 2018:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	146	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	439,556	1,323	230,930	617,089	1,317,176	-	125,467
Associates with significant influence:
Link	-	-	8,589	-	-	-	-
Other related companies:
Petrolera Entre Lomas S.A. (1)	-	-	-	2,017	-	-	-
Oleoductos del Valle S.A.	6,149	-	8,277	-	-	-	-
Pampa Comercializadora S.A.	26,869	-	-	-	-	-	-
Central Piedra Buena S.A.	67,175	-	-	-	-	-	-
Transener S.A.	-	-	12,014	-	-	-	-
Experta ART	-	-	-	11,910	-	-	-
Total	539,749	1,323	259,810	631,016	1,317,176	146	125,467

(1) As from April 2018, Petrolera Entre Lomas S.A is no longer a related party

Year ended December 31, 2017:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	154	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	44,683	93,573	116,186	227,044	577,187	-	107,731
Jointly control entity:
UT	-	-	-	-	-	2,115	-
Associates with significant influence:
Link	-	-	7,486	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	7,460	-	1,700	-	-	-	-
Refinor S.A.	-	-	-	5,350	-	-	-
Petrolera Pampa S.A.	-	-	-	40,344	-	-	-
Petrolera Entre Lomas S.A.	-	-	-	17,801	-	-	-
Pampa Comercializadora S.A.	10,775	-	-	-	-	-	-
Central Piedra Buena S.A.	13,160	-	-	-	-	-	-
Central Térmica Loma La Lata S.A.	-	-	389	-	-	-	-
Experta ART	-	-	-	11,949	-	-	-
Total	76,078	93,573	125,761	302,488	577,187	2,269	107,731

Year ended December 31, 2016:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	244	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	43,034	2,317	354,464	163,345	329,826	-	50,145
Associates with significant influence:
Link	-	-	7,787	-	-	-	-
Other related companies:
Compañía Mega	3,325	176,841	35	-	-	-	-
Braskem	-	42,611	-	4,361	-	-	-
Petroleo Brasileiro	-	546,476	-	-	-	-	-
Petrolera Pampa S.A.	-	-	-	333,944	-	-	-
Oleoductos del Valle S.A.	4,715	-	-	-	-	-	-
Pampa Comercializadora S.A.	7,009	-	-	-	-	-	-
Petrouruguay	722	95	-	-	-	-	-
WEB SA	220	-	-	7,262	-	-	-
Petrolera entre Lomas S.A.	-	-	350	50,356	-	-	-
Central Piedrabuena S.A.	14,162	-	-	-	-	-	-
Experta ART	-	-	-	-	-	-	-
Total	73,187	768,340	362,636	559,268	329,826	244	50,145

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

22.	CONTRACTUAL OBLIGATIONS

As of December 31, 2018, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	Less than one year	1-2 years	3-5 years	More than 5 years
Financial indebtedness (1)	27,120,439	-	1,272,376	3,817,125	2,544,750	19,486,188
Purchase obligations (2)	4,836,612	-	3,396,343	1,440,269	-	-
Financial Leases	2,199,572	56,892	281,995	564,068	564,050	732,567
Total	34,156,623	56,892	4,950,714	5,821,462	3,108,800	20,218,755

(1) Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2) Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2018 (U.S.$ 1.00 = Ps. 37.7). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate. For further information, see Note 17.a.

(a)	Guarantees granted and goods of restricted availability

The Company has not granted any additional guarantees other than those set out in the remaining notes.

23.	ASSOCIATES AND JOINT ARRANGEMENTS

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

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of U.S.$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 8,679 through the partial transfer of the credit that EGS has with TGS as a result of the sale of the Connection Gas Pipeline, which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2018 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

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

As of December 31, 2018, works are in progress.

24.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on April 25, 2019.

There are no subsequent events between the closing date of the annual period and the approval (issuance) of these financial statements, other than the ones already disclosed and those mentioned below:

Approval of a new stock buyback program

On March 27, 2019, the Board of Directors of the Company approved a third treasury shares repurchase program for a maximum amount of up to Ps. 1,500,000 stated at its original value and for a term of 180 calendar days.

As of the date of issuance of this Financial Statements, the Company held 15,310,025 treasury shares, representing 1.93% of the total common stock.

Annual Ordinary Shareholders’ Meeting

On April 11, 2019, the Annual Ordinary Shareholders’ Meeting approved the: (i) increase in the legal reserve of Ps. 640,132, (ii) the payment of a cash dividend of Ps. 6,942,000 (Ps. 8.89 per share) and (iii) the creation of a new voluntary reserve for Capital Expenditures, Treasury Shares Acquisition and dividend payments Reserve of Ps. 6,354,164. The Board of Directors can release the “Voluntary reserve for future investments, stock buyback and/or cash dividends” to TGS’ shareholders in the form of cash dividend payments up to an amount equal to 80% of the voluntary reserve.

It is noteworthy that the above mentioned decisions made by the 2019 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states accumulated results have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2019 Shareholders’ Meeting, TGS used the inflation rats as of February 28, 2019.

Cash dividend payment

On April 11, 2019, the Board of Directors approved a cash dividend payment of Ps. 240,500 (Ps. 0.31 per share) to be disposed of the capital expenditures, stock buyback and cash dividends reserve.