Form 20-F
period 2019-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2020-04-30
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019

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

Leandro Pérez Castaño
(54-11)-4865-9077
inversores@tgs.com.ar
(Name, telephone, email and/or facsimile number of our contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

American Depositary Shares (“ADS”), representing Class “B” Shares	TGS	New York Stock Exchange
Class “B” Shares, par value Ps. 1.00 per share	n/a	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares related to the issuer’s American Depositary Receipts (“ADRs”) program, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class “A” Shares, par value Ps. 1.00 each	405,192,594
Class “B” Shares, par value Ps. 1.00 each	389,302,689
Total(1)	784,608,528
(1) Excludes 9,886,755 treasury shares, representing 1.24% of the total shares not deemed outstanding under Argentine law.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

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

Yes	☒	No	☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐

†The term ”new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes	☒	No	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP
☒	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report on Form 20-F (“Annual Report”), unless otherwise indicated or the context requires otherwise: (i) references to “we,” “us,” “our” and the “Company” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiaries, Telcosur S.A. (“Telcosur”) and CTG Energía S.A.U. (“CTG”), (ii) references to “Argentina” are to the Republic of Argentina, (iii) references to the “United States” or “U.S.” are to the United States of America, (iv) references to “pesos” or “Ps.” are to Argentine pesos, the legal currency of Argentina, (v) references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the legal currency of the United States, (vi) a “billion” is a thousand million, (vii) references to “cf” are to cubic feet, (viii) references to “MMcf” are to millions of cubic feet, (ix) references to “Bcf” are to billions of cubic feet, (x) references to “m3” are to cubic meters, (xi) references to “d” are to days, and (xii) references to “HP” are to horsepower.

Financial Statements and Basis of Preparation

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2019 and 2018, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2019, 2018 and 2017 (our “Financial Statements”). Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as in effect on the date of preparation of the Financial Statements. IFRS have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).

At our shareholders’ meeting held on April 26, 2017, as a result of a proposal made by Compañía de Inversiones de Energía S.A. (“CIESA,” our controlling shareholder), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal year ended December 31, 2017, even though there is currently no legal requirement in Argentina for a joint audit. As a result, our Financial Statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Ltd. (“EY”). The joint report of PwC and EY, dated April 29, 2020, is included in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in their reports appearing herein.

International Accounting Standard 29 (“IAS 29”) “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether such financial statements are based on the historical cost method or the current cost method. This requirement also comprises the restatement of comparative information of the financial statements to be presented in the current currency as of December 31, 2019, without modifying the statutory decisions made based on the financial information corresponding to those fiscal years.

i

IAS 29 describes characteristics that may indicate that an economy is hyperinflationary. However, it states that it is a matter of judgement when restatement of financial statements becomes necessary. Among other factors, an economy is “hyperinflationary” in accordance with IAS 29 when it has a cumulative inflation rate over three years that approaches, or exceeds, 100%, also taking into consideration other qualitative factors related to the macroeconomic environment.

The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Centre for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for its November 19, 2019 meeting states that in the view of the IPTF, Argentina had three-year cumulative inflation rates exceeding 100%.

The downward trend in inflation in Argentina observed in 2017 reversed and inflation in Argentina significantly increased during 2018 and 2019, which resulted in an accumulated inflation rate for each of the three-year periods ended December 31, 2019 and 2018, in excess of 100%. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as from July 1, 2018.

The Financial Statements and the other financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2019 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2018, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2018 and 2017, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported and supersede any previously disclosed consolidated financial statements relating to such periods.

In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the Instituto Nacional de Estadística y Censos (“INDEC”), similar to the criteria adopted by the accounting profession and corporate regulatory bodies in Argentina. In order to restate the Financial Statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2018 (base month December 2017) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied. According to FACPCE, inflation was 53.8%, 47.6%, and 24.8% in the years ended December 31, 2019, 2018 and 2017, respectively.

For more information, see note 4(d) to the Financial Statements and “Item 5. Operating and Financial Review and Prospects—A. Operating Results. - Factors Affecting our Consolidated Results of Operations—Effects of inflation and restatement of Financial Statements.” Also, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—Adoption of hyperinflation accounting in Argentina” and “—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations, and financial condition, the value of our securities, and our ability to meet our financial obligations.”

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2019, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”), without any independent verification by us. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.” As a result of fluctuations in the peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

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

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our telephone number is (54-11) 4865-9050, and our principal executive offices are located at Don Bosco 3672, 5th Floor, C1206ABF City of Buenos Aires, Argentina. Our internet address is www.tgs.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

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

Forward-looking statements include, but are not limited to, the following:

•
statements regarding changes in general economic, business, political or other conditions in Argentina and globally, including changes from actions taken by the Government and changes due to natural and human-induced disasters (including the current COVID-19 virus (“COVID”) outbreak), and the impact of the foregoing;

•
estimates relating to future energy demand, tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (also referred to as liquid petroleum gas or “LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services respectively produced and provided in our other nonregulated businesses;

•
statements regarding future political developments in Argentina and future developments regarding the license granted to us by the Argentine government (the “Government”) to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the impact of the adoption of the new revised scheme of tariffs resulting from the renegotiation process of our License with the Government regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and other agencies of the Government, the legal framework established by the Federal Energy Bureau and any other applicable governmental authority that may affect us and our business;

•	risks and uncertainties with respect to relations with our employees in Argentina;

•	statements and estimates regarding future pipeline expansion and other projects and the cost of, or return to us from, any such expansion or projects;

•
estimates of our future level of capital expenditures, including those required by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes, and unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

•
statements regarding the ability of companies engaged in the upstream business in the region where we operate to identify drilling locations and prospects for future drilling opportunities, and drill and develop such locations (such as the Vaca Muerta formation), as well as the Government’s regulations and policies affecting such companies and projects; and

•	the risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

The following important factors could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements:

•
risks and uncertainties resulting from Government regulations that have affected or may affect our business, financial condition or results of operations, such as the prohibition on tariff increases (or tariff reductions) for our natural gas transportation segment and restrictions on payments abroad and exchange controls;

•
risks and uncertainties resulting from disruptions to commercial activities due to natural and human-induced disasters, such as weather conditions, earthquakes, terrorist activities, social unrest and violence, armed conflicts and health epidemics, including the current COVID outbreak;

•
risks and uncertainties related to changes in the peso / U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and the comparability of our historical financial information;

•
risks and uncertainties associated with our nonregulated business, including those related to international and local prices of Liquids, taxes, cost and restrictions on the supply of natural gas and other restrictions imposed on Liquids exports, our ability to renegotiate our agreements with customers and possible adverse changes in the regulation of the Liquids industry;

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

v

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

A. Selected Financial Data

The following selected consolidated financial data is derived from our Financial Statements. Our Financial Statements have been prepared in terms of the Current Currency in accordance with IFRS. Our management analyzed the conditions established by IAS 29 and considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective from July 1, 2018.

The following table presents our selected financial data for each of the four years in the period ended December 31, 2019. The selected consolidated statement of comprehensive income and consolidated statement of cash flow data for each of the three years in the period ended December 31, 2019, and the selected consolidated statement of financial position as of December 31, 2019 and 2018 derived from our Financial Statements included elsewhere in this Annual Report. The selected consolidated statement of comprehensive income for the year ended December 31, 2016 and the selected consolidated statement of financial position as of December 31, 2017 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina and superseded any previously disclosed consolidated financial information relating to such periods.

The summary financial data as of and for the year ended December 31, 2015 has not been presented as: (i) management determined that such information cannot be provided on a restated basis without unreasonable effort or expense, and (ii) it is not required by CNV.

This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

	For the year ended December 31,
	2019	2018(3)	2017(3)	2016(3)
	(in thousands of pesos)(1)
Consolidated Statement of Comprehensive Income Data:
Revenues	48,561,494	52,399,423	30,694,588	22,529,540
Gas transportation net revenues	22,620,423	23,785,660	11,469,824	6,402,843
Liquids production and commercialization net revenues	23,138,182	25,578,373	17,189,194	14,467,619
Other services (midstream and telecommunications) net revenues	2,802,889	3,035,390	2,035,570	1,659,078
Operating profit	19,758,608	21,931,976	9,545,020	4,480,856
Net financial results	(2,897,421)	(4,378,468)	(812,762)	(1,091,186)
Net income before income tax	16,829,329	17,581,516	8,765,549	3,397,499
Net income and total comprehensive income for the year	12,805,118	17,561,255	8,847,199	1,701,840
Net income and total comprehensive for the year attributable to:
Owners of the Company	12,805,105	17,561,249	8,847,196	1,701,837
Non-controlling interest	13	6	3	3
Per Share Data:(2)
Net income per share	16.50	22.27	11.14	2.00
Net income per ADS	82.49	111.37	55.70	11.00

(1)	Except per share and per ADS amounts or as otherwise indicated.
(2)	Net income per share and ADS under IFRS has been calculated using the weighted average shares outstanding. Each ADS represents five shares.
(3)	Comparatives figures as of December 31, 2018, 2017 and 2016, have been restated for hyperinflation accounting and are presented in terms of Current Currency.

	As of December 31,
	2019	2018(3)	2017(3)	2016
	(in thousands of pesos)(1)
Consolidated Statement of Financial Position Data:
Total current assets	20,939,930	35,632,685	16,288,999	n/a
Property, plant and equipment, net	74,552,728	59,510,863	52,550,238	n/a
Total non-current assets	74,661,395	59,655,761	52,710,105	n/a

Total assets	95,601,325	95,288,446	68,999,104	n/a
Total current liabilities	7,952,199	10,993,418	10,610,885	n/a
Total non-current liabilities	39,565,657	36,691,122	19,500,020	n/a
Total liabilities	47,517,856	47,684,540	30,110,905	n/a
Non-controlling interest	28	15	12	n/a
Shareholders’ equity	48,083,469	47,603,906	38,888,199	n/a
Other Data:
Common stock (nominal value)	784,608	780,894	794,495	n/a
Additions to property, plant and equipment	18,838,338	10,624,291	3,532,978	n/a
Depreciation	3,695,615	3,419,820	3,107,747	n/a
Number of outstanding shares(2)	784,608,528	780,894,503	794,495,283	n/a

(1)	Except number of outstanding shares or as otherwise indicated.
(2)
Number of ordinary shares outstanding at year-end (excludes 9,886,755 and 13,600,780 treasury shares, representing 1.24% and 1.71% of the total share capital for the years ended on December 31, 2019 and 2018, respectively).

(3)	Comparatives figures as of December 31, 2018 and 2017 have been restated for hyperinflation accounting and are presented in terms of Current Currency.

Dividends

A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:

	Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps. per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2015	-	-	-	-	-
2016(3)	349.0	7.1	0.440	0.009	0.045
2017	-	-	-	-	-
2018(4)	6,659.7	114.6	8.382	0.142	0.708
2019(5)(6)	12,988.9	222.4	16.730	0.286	1.432

(1)	Stated in Ps. at Current Currency.
(2)	Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date.
(3)
At a General Annual Shareholders’ Meeting held on April 23, 2015, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 380.4 million. At its meeting held on January 13, 2016, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

(4)
At the General and Special Annual Shareholders’ Meeting held on April 10, 2018, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 5,789.6 million. At its meetings held on July 6, August 8 and September 6, 2018, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

(5)
At the General Annual Shareholders’ Meeting held on April 11, 2019, our shareholders resolved to create a voluntary reserve for capital expenditures, stock buyback and/or dividends in an amount equal to Ps. 9,154.2 million and a cash dividend payment of Ps. 9,185.8 million. At its meetings held on April 11 and October 31, 2019, our Board of Directors approved the partial distribution of such reserve to our shareholders in an amount equal to Ps. 575.1 million the form of a cash dividend.

(6)
Includes the dividend in kind approved by the General and Special Shareholders´ Meeting held on October 17, 2019 and our Board of Directors´ meeting held on October 31, 2019 consisting in 29,444,795 shares (0.0385 shares per share or 0.1925 per ADS) at a price of Ps. 102.25, calculated by reference to the closing price of our shares in BYMA as of November 12, 2019, the day immediately preceding the date of distribution of such shares to our shareholders.

According to Argentina’s General Companies Act, dividends may be lawfully declared and paid only out of retained earnings reflected in the financial statements that have been approved by shareholders, if losses for prior fiscal years have been absorbed, if the applicable payment has been expressly approved by our shareholders and applicable legal reserves have been created, as described below.

For additional information regarding dividend payment restrictions see “Item 3. Key Information – D. Risk Factors - Risks Relating to Our Shares and ADSs - Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs represented by ADRs. Exchange controls imposed by the Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders’ ability to receive cash dividends in U.S. dollars.”

To that effect, every year our Board of Directors must submit our financial statements for the immediately preceding fiscal year, together with reports thereon by our statutory committee (“Statutory Committee”), for the consideration and approval of the shareholders at the General Annual Shareholders’ Meeting which must approve our annual financial statements and determine the allocation of net income for such year, within four months of the close of the fiscal year, that is, for TGS before April 30 of each year. Pursuant to the General Companies Act and the CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such Legal Reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity. If there are any losses pending to be absorbed from prior fiscal years, such 5% should be calculated on any excess of the net income over such losses, if any. Dividends may not be paid if the Legal Reserve has been impaired, nor until it has been fully replenished. The Legal Reserve is not available for distribution as a dividend.

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

Further, our ability to make dividend payments may be limited by covenants in our existing debt instruments or in debt instruments we enter into in the future, and by our subsidiaries’ ability to generate income and cash flows to pay dividends to us. In particular, under the indenture dated May 2, 2018 (the “2018 Notes Indenture”), entered into with Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our class 2, 6.750% senior notes due 2025 (the “2018 Notes”), we may pay dividends as long as immediately after giving effect to such dividend payment we are able to incur at least U.S.$ 1.00 (other than “Permitted Indebtedness” as defined in the 2018 Notes Indenture) under the limitation of debt covenant of the 2018 Notes Indenture. To incur debt (other than Permitted Indebtedness), the 2018 Notes Indenture requires that (i) no default exists under the 2018 Notes Indenture at the time of such incurrence and (ii) (a) the Consolidated Coverage Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated adjusted EBITDA to our consolidated interest expense) would be greater than or equal to 2.0:1.0; and (b) the Consolidated Debt Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA) would be less than or equal to 3.50:1.0. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

Moreover, per CNV Rules the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the additional paid-up capital accounts balance as discussed elsewhere herein.

The General Annual Shareholders’ Meeting held on April 26, 2017 (the “2017 Shareholders’ Meeting”), approved the creation of a voluntary reserve for future dividend payments in an aggregate amount of Ps. 2,364.1 million, which was subsequently increased by Ps. 5,789.6 million pursuant to a resolution passed by our shareholders at the General and Special Annual Shareholders’ Meeting held on April 10, 2018 (the “2018 Shareholders’ Meeting”). The 2018 Shareholders’ Meeting did not allocate any portion of our net income to the Legal Reserve because as of the date of such meeting it was fully funded. During the year 2018, our Board of Directors resolved to distribute (and we paid) a total amount of Ps. 6,659.7 million in cash dividends.

The General Annual Shareholders’ Meeting held on April 11, 2019 (the “2019 Shareholders’ Meeting”), approved: (i) to allocate Ps. 922.2 million to the Legal Reserve, (ii) to make a cash dividend payment of Ps. 9,185.8 million (Ps. 11.77 per share), and (iii) to allocate Ps. 9,154.2 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “Reserve”) and to delegate to the Board of Directors the decision to distribute cash dividends up to an amount equal to 80% of the Reserve, which will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine such maximum distributable amount, or to allocate such Reserve to future investments, the restated amount of the stock that has actually been repurchased must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules. Such resolutions were made by the 2019 Shareholders’ Meeting taking into consideration current CNV regulations (Resolution No. 777/2018) which state that accumulated results have to be adjusted for inflation using the rates as of the month before the meeting was held. In case of the 2019 Shareholders’ Meeting, we used the inflation rate as of February 28, 2019.

During the year 2019, our Board of Directors resolved to distribute (and we paid) a total amount of Ps. 575.1 million (Ps. 11.77 per share) in cash dividends. In addition, the General and Special Shareholders’ Meeting held on October 31, 2019 resolved to distribute (and we paid) a dividend in kind (of Ps. 3,228.0 million) in the form of 29,444,795 shares then held in treasury at a price per share of Ps. 102.25, calculated by reference to the closing price of our shares in BYMA as of November 12, 2019, the day immediately preceding the date of distribution of such shares to our shareholders,

The General Annual Shareholders’ Meeting held on April 21, 2020 (the “2020 Shareholders’ Meeting”) approved to allocate Ps. 690.2 million to the Legal Reserve and (iii) to allocate Ps. 19,759.7 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “New Reserve”) and to delegate to the Board of Directors the decision to distribute dividends, which will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine such maximum distributable amount, or to allocate such New Reserve to future investments, the restated amount of the stock that has actually been repurchased and the additional paid-up capital must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

All the figures mentioned before, according to the CNV Resolution No. 777/2018, were restated by inflation by using the price index corresponding to the month prior to the meeting.

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

Historically, Argentina has been subject to several restrictions imposed on the foreign exchange market. On September 1, 2019, the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or the “BCRA”) issued Communication “A” 6770, which introduced several changes to the then existing foreign exchange control regime. For additional information, see “Item 10. Additional Information—D. Exchange Controls.”

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2019	59.9500	59.5000	59.7453	59.9400
December 2019	59.9900	59.8150	59.8748	59.8900
January 2020	60.3500	59.8150	60.0326	60.3500
February 2020	62.2100	60.4700	61.3561	62.2100
March 2020	64.4690	62.2590	63.1241	64.4690
April 2020 (through April 28, 2020)	66.6300	64.5290	65.6493	66.6300

Year ended December 31,
2015	13.4000	8.5550	9.2485	13.0400
2016	16.0300	13.2000	14.7807	15.8900
2017	19.2000	15.1900	16.5717	18.6490
2018	41.2500	18.4100	28.1313	37.7000
2019	60.4000	36.9000	48.234	59.8900

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the exchange rate reported by Banco Nación on December 31, 2019. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated, or at any other rates. On April 28, 2020, the reported selling exchange rate per U.S.$ 1.00 was Ps. 66.6300.

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (46.6% of our total consolidated revenues from sales for the year ended December 31, 2019), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina and our functional currency is the peso.

Currency fluctuations would also affect the U.S. dollar amounts received by holders of our ADSs upon conversion (by us or by Citibank N.A. (the “Depositary”), pursuant to the deposit agreement for the issuance of the ADSs entered into between the Depositary and us (the “Deposit Agreement”)) of the cash dividends paid in pesos on the underlying Class “B” Shares. Fluctuations in the exchange rate between the peso and the U.S. dollar will also affect the U.S. dollar equivalent of the peso price of our Class “B” Shares on the BYMA and, as a result, the market price of the ADSs.

In 2018 and 2019, the peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. See “D. Risk Factors—Risks Relating to Argentina—Economic volatility in Argentina has adversely affected and may continue to adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations” and “—Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.”

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risks and uncertainties, and any other information appearing elsewhere in this Annual Report. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us. Additional risks and uncertainties, including those generally affecting Argentina and the industry in which we operate, risks and uncertainties that we currently consider immaterial or risks and uncertainties generally applicable to similar companies in Argentina may also impair our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in “Cautionary Statement Regarding Forward-Looking Statements” above.

Risks Relating to Argentina

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (46.6% of our total consolidated revenues from sales for the year ended December 31, 2019), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

Argentina’s public debt may not be sustainable in the near future.

After the primary elections results of August 2019, the international markets casted doubt on Argentina’s debt sustainability. In view of this, the country risk indicator raised to 2,200 basis points, topping-off a depreciation of bond prices. Also, on August 29, 2019 by Decree No. 596/2019 the Government announced a debt profiling consisting of (i) an extension on the payment term for short-term local bonds, only for institutional investors that will receive the full payment over terms of three and six months (15% on the original maturity date, 25% and 60% at 3rd and 6th month of the original maturity date, respectively), but not for natural persons who acquired the bonds before July 31, 2019, who will receive full payment on the maturity date; (ii) a proposal to the Argentine Congress of a bill to extend maturity dates of other local bonds, without reduction on the capital or interest; (iii) a proposal to extend the maturity dates of foreign bonds; and (iv) after achieving fiscal goals, the start of talks with the International Monetary Fund (the “IMF”) in order to reprofile the deadlines to reduce the default risk in 2020 and 2023.

As a result of the foregoing, Argentina’s credit rating was downgraded in August 2019 and further downgraded in December 2019 to near-default status by both Fitch and S&P after the Government publicly stated that it would delay payments on its short-term dollar-denominated local debt.

Fitch cut Argentina’s long-term issuer rating two notches to “restricted default” from CC, after the Government announced by decree that it would extend payments on U.S.$ 9.1 billion in dollar-denominated Treasury bills until August 31, 2020. According to Fitch’s criteria, Argentina has defaulted on its sovereign obligations, and this development constitutes a “distressed debt exchange.” S&P also downgraded Argentina’s credit rating to “selective default” from CCC-, while Moody’s foreign issuer rating for Argentina is Caa2.

The government’s decision to extend payments on its short-term notes constitutes the second such delay of payments in five months. In February 2020, the IMF has also publicly stated its concerns about the sustainability of Argentina’s public debt and suggested that a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability. As of the date of this Annual Report, Argentina’s public debt load stands at U.S.$ 323 billion, including loans from the IMF. Outstanding debt with private bondholders is approximately U.S.$ 121 billion.

Without access to the international financial markets the Government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Failure of Argentina to restructure its debt could cause Argentina to default in the payment of its public debt, which could materially and adversely affect our business, financial condition and results of operation, and our ability to meet our financial obligations, as it could have a direct impact on our customers’ ability to pay for our products and services, the demand for energy and our ability to access local and international markets to finance our operations and our growth. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

During recent years, the Government has substantially increased public spending. In 2015, government spending increased by 34.4% as compared to 2014, resulting in a primary fiscal deficit of 3.8% of GDP for 2015. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of GDP for 2015. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of GDP for 2017. In 2018, government spending increased by 13.1% as compared to 2017 resulting in a primary fiscal deficit of 2.4% of GDP for 2018, but while the primary fiscal deficit decreased compared to 2017, the financial deficit (interest rates of the international debt with IMF) increased to 2.8%, resulting in a total deficit of 5.2% for the year 2018. In 2019, government spending increased by 36.2% as compared to 2018 resulting in a primary fiscal deficit. If government spending continues to outpace fiscal revenues, the fiscal deficit is likely to increase, and the utilization of past sources of funding to address such deficit may be required.

The Government’s ability to access the long-term financial markets to finance such deficit is limited given the high levels of public sector indebtedness. The inability to access the capital markets to fund its deficit or the use of other sources of financing may have a negative impact on the economy and could limit the access to such capital markets for Argentine companies, which could adversely affect our business, financial condition and results of operations.

Adoption of hyperinflation accounting in Argentina

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by the INDEC, in 2019 the CPI and the WPI increased by 53.8% and 58.5%, respectively, and the three-year cumulative inflation rate has exceeded 100%, causing Argentina to be considered a hyperinflationary economy.

IAS 29 requires financial statements of an entity whose functional currency is the currency of a hyperinflationary country to be restated into their current purchasing power at the end of the reporting period. Therefore, transactions in 2019 and non-monetary balances at the end of the period should be restated to reflect a price index that is current at the balance sheet date. The comparatives and the opening statement of financial position at the beginning of the earliest period presented should also be restated to reflect a price index that is current at the balance sheet date. Consequently, in this Annual Report we are presenting our financial information applying hyperinflation accounting.

Adjustments to reflect inflation, such as those required by IAS 29, were initially prohibited by the Argentine Convertibility Act. Decree No. 664/03, issued by the Government (the “664/03 Decree”), instructed regulatory authorities, such as public registries of commerce, the Superintendency of Corporations of the City of Buenos Aires and the CNV, to accept only financial statements that comply with the prohibition set forth by the Convertibility Act. However, on December 4, 2018, Act 27,468 abrogated the 664/03 Decree and amended the Convertibility Act to that effect. Certain authorities, such as the CNV, have required that financial statements for periods ended on and after December 31, 2018, be restated for inflation, following the guidelines set forth in IAS 29.

In order to restate financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the CPI as of January 2018 (base month: December 2017) with the WPI, both published by INDEC until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the WPI, the variation in the CPI of the Autonomous City of Buenos Aires was applied. In the past, official inflation statistics in Argentina have been challenged by supranational organizations and deemed not to be reliable. Also, there are no consistent statistics on inflation for periods prior to 2016. As a result, inflation adjustments may affect the comparability of our historical financial information. See “—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.”

In addition, inflation may negatively affect income tax payable. For example, under hyperinflationary contexts, the existence of higher monetary liabilities over monetary assets will mean an increase in income tax payable. Act 27,468 substituted the WPI for the CPI for the calculation of the indexation adjustments for tax purposes, and modified the standards for triggering the tax indexation procedure. During the three periods commencing on January 1, 2018, tax indexation will apply if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020.

For the year ended December 31, 2019, the CPI exceeded the 30% threshold mentioned above, so we measured the tax charge to earnings for the year ended December 31, 2019, considering the application of the tax inflation adjustment. On December 23, 2019, the National Congress enacted Law No. 27,541 - Social Solidarity and Productive Reactivation Law (the “Solidarity Law”), which, among other things, amends the years during which the tax indexation should be allocated. According to the Solidarity Law, one sixth of the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019, will be charged in such fiscal period and the remaining five-sixths will be charged equally in the following five fiscal periods.

In 2019, we recorded a loss of Ps. 1,998,487 in income tax as a result of the application of this inflation adjustment.

We cannot predict the full future impact that changes in the application of the tax indexation procedure and related adjustments will have on our financial statements, or the effects on our effective tax rate or on our business, results of operations and financial condition.

Certain risks are inherent in any investment in a company operating in an emerging market such as Argentina.

Argentina is an emerging market economy, and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results, which can stem from many factors. In general, Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following: (i) domestic production, international demand and prices for Argentina’s principal export commodities, (ii) the competitiveness and efficiency of domestic industries and services, (iii) the stability and competitiveness of the peso against foreign currencies and exchange controls, (iv) high interest and inflation rates, (v) Argentina’s fiscal and trade deficits, (vi) Argentina’s public debt level, (vii) foreign and domestic investment and financing, (viii) governmental policies and the legal and regulatory environment, including import and export contracts and tax provisions, (ix) levels of consumer consumption, (x) wage and price controls and (xi) political uncertainty and social unrest.

Any of these factors, as well as volatility in the capital markets, may adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

Economic volatility in Argentina has adversely affected and may continue to adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

Our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations depend to a significant degree on macroeconomic, political, regulatory and social conditions in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and interest rates and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time, to varying degrees, by the high volatility in Argentina, which primarily results from economic and political developments and other material events affecting the Argentine economy, such as: inflation, price controls, fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding tariffs, spending and investment, and other regulatory initiatives increasing government involvement with economic activity and international conflicts, social unrest and insecurity concerns.

In 2018 and 2019, the peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. In particular, in 2019, immediately after the preliminary presidential elections (elecciones primarias, abiertas, simultáneas y obligatorias), the peso suffered a significant devaluation. According to the exchange rate information published by the Banco Nación, the peso depreciated by 58.9% against the U.S. dollar during the year ended December 31, 2019 (compared to 102.2% and 17.4% in the years ended December 31, 2018 and 2017, respectively). As a result of the peso’s increased volatility, in 2019, the Government announced several measures to control and restrict the ability of companies and individuals to exchange pesos for foreign currencies. Those measures include the requirement to obtain prior approval from the BCRA, which could eventually restrict the ability to exchange pesos for other currencies. Moreover, restrictions also apply to the acquisition of any foreign currency for holding as cash within Argentina. Additionally, the Government implemented a new tax at a rate of 30% on certain transactions involving the acquisition of foreign currency. For additional information see “Item 10. - C. Additional Information. - Exchange Controls.”

The ability of the Government to stabilize the foreign exchange market and restore economic growth is subject to uncertainty. The continued depreciation of the peso and the failure to meet its obligations with IMF could have a material adverse effect on Argentina’s economy and, consequently, our business, results of operations and financial condition.

In addition, this rapid devaluation has confronted inflationary pressures, evidenced by significantly higher fuel and food prices, among other indicators. Inflation in Argentina has contributed to a material increase in our operating costs, in particular labor costs, and negatively affected our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations” and “-High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics, could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.”

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•	inflation, which remains high, and may continue to be high in the future;

•
volatility in real GDP, which according to the restated information released by INDEC decreased by 2.5% in 2014, grew by 2.7% in 2015, decreased by 2.1% in 2016, grew by 2.7% in 2017, decreased by 2.5% in 2018 and decreased by 2.2% in 2019;

•	Argentina’s public debt as a percentage of GDP, which remains high, and as of September 30, 2019, represented approximately 90% of the GDP;

•	the discretionary increase in public expenditures that has resulted (and continues to result) in a fiscal deficit;

•	high unemployment and informal employment rates;

•	high exchange rate volatility;

•	high fiscal and trade deficits;

•	an inability to pay public debt and the reperfilation of debt maturities;

•	limited access to funding in the local and international capital markets;

•	agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

•	fluctuations in international oil prices;

•	unavailability of long-term credit to the private sector;

•	the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

•	fluctuations in the BCRA’s foreign currency reserves;

•	uncertainty with respect to the imposition of exchange and capital controls;

•	the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment;

•	the public health concerns derived from COVID and its scale and duration discussed below, which remain uncertain, but could impact our earnings, cash flow, liquidity, and financial condition; and

•	other political, social and economic events abroad that adversely affect the current growth of the Argentine economy.

After assuming office in December 2019, President Alberto Fernández announced that his administration would continue with the BCRA’s zero currency issuance policy and increased taxes to finance the fiscal deficit. However, after COVID and the emergency measures taken by Fernandez’s administration, it is, as yet, uncertain if these policies can be sustained and the effects that these measures will have on the fiscal deficit and on the economy in general.

As of the date of this Annual Report, the impact of the policies and measures adopted by the Government on the Argentine economy as a whole cannot be predicted. The factors described above, among other factors, may materially and adversely affect the development of the Argentine economy, which could adversely affect our business and financial condition and results of operations.

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

In March 2020, as a consequence of the COVID, the Government has taken several measures in order to reduce its impact on public health. These measures intensified the slowdown in the Argentine economy. In the current context of recession and considering the weak financial situation of the country that is renegotiating the terms of its financial indebtedness with creditors, these measures could mean a further deterioration in Argentina’s public accounts and its macroeconomic and financial situation.

We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

The impact of reforms and measures taken or to be taken as a result of the change of administration are uncertain.

Similar to the primary elections held in August 2019, following the announcement of the result of the elections held in October 2019, in which the coalition of the Frente para Todos party was elected over the coalition in which Mauricio Macri was a part, the peso suffered a significant depreciation against the U.S. dollar, and Argentine companies’ shares listed on the BYMA fell on the order of 38%. There was also an abrupt escalation of the country default risk above 2000 basis points. All the above-mentioned events set off a critical, negative shockwave in Argentine financial markets and generated economic instability which resulted in the adoption of several measures, taken not only by the former administration but also by the ruling party:

•
Alleviation measures. On August 14, 2019, in order to reduce the effects of the worsening economic situation, the Government took the following measures: (i) a minimum wage increase of 20% and a special deduction for retirees and formal employees, together with an increase in the minimum income amount for federal income taxes, now at Ps. 55,376 for single filing status and Ps. 70,274 for “married with children”; (ii) a deduction of 50% in taxable fees for self-employed workers; (iii) an exemption from employee contributions for salaried employees with a net salary below Ps. 60,000 (personal contributions 11% of net salary) during September and October with a maximum of Ps. 2,000 monthly; (iv) an exemption from tax contributions for simplified filers (Monotributistas) during September; (v) an increase of Ps. 1,000 per child during September and October, for beneficiaries of the universal child allowance (asignación universal por hijo); (vi) the establishment by the Administración Federal de Ingresos Públicos, of a 10-year moratorium for small- and medium-sized companies (as well as for self-employed workers and simplified filers); and (vii) a 90-day freeze on gas prices. The fiscal cost of these measures reaches Ps. 40,000 million.

•
Rate of 0% on the value-added tax of “basic food basket. ” By Decree No. 567/2019 published in the Official Gazette on August 16, 2019, the Government enacted that the sale of items in the “basic food basket” (canasta básica de alimentos) would be exempt from value added tax to final consumers. The products that are part of this basic food basket are: sunflower oil, corn and mix, rice, sugar, preserved fruits, vegetables and beans, corn flour, wheat flour, eggs, whole milk, skim milk, bread, bread-crumbs, dry pasta, yerba mate, mate cocido, tea, whole yoghurt and non-fat yoghurt. The exemption was in place until December 31, 2019.

•
Public Debt Reprofiling. On August 29, 2019, the Executive Branch published Decree No. 598/2019, pursuant to which certain exceptional measures were adopted to relieve tension in the financial and foreign exchange markets. The measures consist of (i) an extension on the payment term for short-term local bonds, only for institutional investors that will receive the full payments in terms of three and six months (15% on original maturity date, 25% and 60% at 3rd and 6th month of the original maturity date, respectively) and not for natural persons who acquired the bonds before July 31, 2019, who will receive full payment on the maturity date; (ii) a proposal to the Argentine Congress of a bill to extend the maturity dates of other local bonds, without reduction on the capital or interest; (iii) proposal to extend of the maturity dates of foreign bonds; and (iv) after achieving fiscal goals, the start of talks with the IMF in order to reprofile the deadlines to reduce the default risk in 2020 and 2023.

•
Exchange control restrictions. The Executive Branch reinstated restrictions on the foreign exchange market through the Emergency Decree No. 609/2019 (“Decree 609”), published in the Official Gazette on September 1, 2019, stating that until December 31, 2019, foreign currency proceeds from the export of goods and services must be transferred and sold in the Argentine foreign exchange market and the purchase of foreign currency in the Argentine foreign exchange market and its transfer abroad will require prior approval, distinguishing between individuals and legal entities and empowering the BCRA to enact the relevant regulations in connection thereto. These exchange control restrictions remain in place, because of Emergency Decree No. 91/2019. For additional information see “Item 10.C. Additional Information. Exchange Controls.”

•
Occupational Emergency. Through Executive Order No. 34/2019, on December 13, 2019, the Government of Alberto Fernández declared a public emergency in occupational matters for a term of 180 days. In case of dismissal without cause during said period, the affected worker will have the right to receive double compensation in accordance with current legislation.

•
Solidarity Law. On December 23, 2019, the National Congress enacted the Solidarity Law. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy health and social matters, and pursuant to the Argentine Constitution, the Solidarity Law delegates legislative powers to the Executive Branch. For additional information see “Item 5. Operating and Financial Review and Prospects. A. Operating Results. Factors affecting our consolidated results and operations.”

The current administration also took several other measures to reduce the impact of public service tariffs on the economy. These measures included: the freezing of tariffs, the pesification of electricity generation rates, and defferal of the payment of natural gas bills for certain consumers, among others. For additional information see “Item 4. Our information. B. Business overview. Natural gas transportation.”

As of the date of this Annual Report, the impact that the aforementioned measures have had or will have on the Argentine economy and on our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations as a whole cannot be fully assessed or predicted. In addition, we cannot predict how the current administration will address certain political and economic issues that were central during the Macri administration, or the impact that any measures taken or to be taken by the Fernández administration in connection with these issues will have on the Argentine economy as a whole. Also, we cannot assure that the Government or any of its political divisions will not adopt additional changes and reforms in tax matters, or that these reforms and those that may be adopted in the future will not adversely affect our business, results of operations or financial condition.

The Solidarity Law and the measures that the new administration has implemented could adversely affect our results of operations and financial condition.

The Solidarity Law declares, among other issues, the tariff and energy emergency, delegates to the Executive Branch broad legislative powers to ensure the sustainability of the public debt, regulates the tariff restructuring of the energy system through a renegotiation of the current Integral Tariff Renegotiation (“RTI”) and reorders the regulators of the energy system, among others. Likewise, the rates of public utilities for natural gas will remain unchanged for a maximum period of 180 days (since December 23, 2019).

This law also modified certain tax aspects previously modified by the administration of Mauricio Macri. As a result, the tax rate on personal property has been increased, a new 30% currency purchase tax has been created, and the previous changes in the income tax rates have been reversed, suspending the 25% reduction for the next years and providing that the result of the tax inflation adjustment must be paid in six installments, instead of three installments, as previously established. Additionally, and in order to meet the fiscal deficit, the pension adjustment system has been suspended for 180 days.

It is not possible to foresee the impact of this law or the measures that could be taken by the new administration at the national or provincial level, and the effect that such measures could have on the Argentine economy and on Argentina’s ability to meet its financial obligations, which could negatively affect our business, financial condition and results of operations. In addition, we cannot assure you that economic, regulatory, social and political events in Argentina will not affect business, financial condition or the results of our operations.

Failure to comply with the terms of the agreement with the IMF may adversely affect the Argentine economy and, as a result, our business.

In June 2018, the Government agreed with the IMF to implement a stand-by program for U.S.$50,000 million for a period of 36 months.

The economic plan presented by the former administration to access this program sought to strengthen the country’s economy by restoring market confidence through a coherent macroeconomic program that would reduce financing needs, place Argentina’s public debt on a firm downward trajectory and strengthen the plan of inflation reduction through more realistic inflation targets and the strengthening of the BCRA’s independence. The main parts of the economic plan were: (i) the restoration of market confidence, (ii) protection of the most vulnerable segments of society by adjusting the national budget for social protection, (iii) a strengthening of the credibility of the BCRA inflation targeting framework, and (iv) a progressive reduction of the impossibility of payment.

In February 2020, the IMF held a round of meetings with the Government to discuss the recent macroeconomic developments and learn more about the economic plans and policies of the Fernandez Administration. The Argentine authorities are moving to address the difficult economic and social situation facing the country and have implemented a set of policies to address the rise in poverty, while also taking steps to stabilize the economy and secure a sustainable and orderly resolution of Argentina’s debt situation.

The staff of the IMF have stated that Argentina’s debt and debt service capacity have deteriorated decidedly compared to the IMF’s last debt sustainability analysis published in July 2019, in the context of the fourth review of Argentina’s economic performance under the 36 month stand-by arrangement with the IMF. Since July 2019, the peso has depreciated by over 40.0% against the U.S. dollar, sovereign spreads have suffered a significant increase, international reserves have declined by about U.S.$20 billion, and real GDP has contracted more than previously projected. As a result, gross public debt rose to nearly 90.0% of GDP by the end of 2019, which is 13 percentage points higher than the projection at the time of such fourth review.

In light of these developments, the IMF staff has assessed Argentina’s debt as unsustainable. Accordingly, a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability.

The outcome of negotiations with the IMF and Argentina’s private creditors is uncertain and could have a material adverse effect in our business, results of operation and financial condition. The IMF and the authorities have stated that they will continue to engage closely, and further discussions are planned as the authorities continue defining their economic plans and policies.

As of the date of this Annual Report, we cannot predict exactly the outcome of such negotiations, what measures will be adopted to comply with the directives of the IMF or the consequences of these measures on the Argentine economy in general, or on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. Furthermore, we cannot predict that the measures that will be adopted in the future will enable Argentina to have sufficient funds to comply with its commitments to the IMF.

Public health threats could have an adverse effect on the Argentine economy and on our business, financial condition or results of operations.

Argentina could be adversely affected by the effects of a widespread outbreak of contagious diseases, including the recent outbreak of respiratory illness caused by the COVID. The COVID is currently impacting countries, communities, supply chains and markets. As the outbreak is still evolving, much of its impact remains unknown. The extent to which the COVID may impact Argentina, or our business, financial condition, results of operations, liquidity and prospects, will depend on future developments, which are highly uncertain and cannot be predicted, including new information concerning the severity of the COVID, its continued spread, fear of its continued spread, and the actions taken to contain it or mitigate its impact, among others. As of the date of this Annual Report, COVID has caused significant volatility in global markets, including the market prices of securities issued by Argentina and of our securities. As a result, access to capital markets has been adversely affected by COVID. Measures implemented by the Government to control the spread of the COVID include quarantines or closures of office spaces, travel and transportation restrictions and/or import and export restrictions, all of which has contributed to a general slowdown in the Argentine economy, and may adversely impact our ability to operate our business and the businesses of our customers and counterparties. The global and local recession scenario due to the effect of COVID has caused a rapid drop in the price of the main commodities exported by Argentina, which has considerably affected the country’s tax collection and economic activity, generating a high degree of uncertainty regarding its economic development and the possibility of renegotiating its financial indebtedness.

In addition, governmental authorities may recommend or impose additional measures that could cause further significant disruptions to business activity in general. We have also modified certain of our business activities by changing our cleaning procedures, implementing remote work capabilities and suspending certain business activities. The impact of the COVID on the financial markets has also adversely affected the cost of borrowing, hedging activities, liquidity and access to capital in general, which could limit our ability to obtain financing to fund our operations in a timely manner, on acceptable terms or at all. For additional information regarding the impact of COVID on our results and financial situation see “Item 5. –Operating and Financial Results Review and Prospects - A. Operating Results.”

In addition, the slowdown in economic activity caused by the COVID and other internal factors and permanent changes in customer habits may result in a decrease in the demand for energy even after any governmental measures have been lifted.

While the impact on our business from the recent outbreak of the COVID is unknown at this time and difficult to predict, any of the foregoing events or other unforeseen consequences of public health problems could materially adversely affect Argentina and various aspects of our business, financial condition, results of operations and liquidity.

We will continue to monitor the situation and adjust our current policies and practices as more information and guidance become available.

High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

Pursuant to Argentine law, the INDEC is the only institution in Argentina entitled to publish official nationwide statistics. In addition, inflation has undermined the Argentine economy and the Government’s ability to stimulate economic growth. In the past, there have been concerns regarding the accuracy of the INDEC statistics. In 2007, the INDEC changed the way it calculated inflation statistics such as CPI and WPI. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Government intended to curb the increase of inflation. In addition, the IMF has requested several times that Argentina clarify the information on inflation rates published by the INDEC.

Despite consultations between the Government and the IMF regarding the reliability of the INDEC’s statistics, in February 2013, the IMF Executive Board issued a declaration of censure against on Argentina in connection with Argentina’s breach of its obligations to provide information to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

On February 13, 2014, the INDEC released a new inflation index (the “IPCNu”) that measured prices on goods across the country, replacing the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. The IPCNu, together with the GDP calculation, was reviewed by the IMF. During 2015, the IMF ruled that these indicators did not comply with its statutes, so it maintained an ongoing review process. Concerns regarding statistics in Argentina remained until January 8, 2016, when Decree No. 55/2016 and the declaration of a state of administrative emergency in the national statistical system and in the INDEC until December 31, 2016, was issued. Following this declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized on December 31, 2016.

On June 29, 2016, the INDEC published recalculated historical GDP data, modifying the previously released data and substituting the IPCNu. Following the publication of revised data, on November 9, 2016, the Executive Board of the IMF concluded consultation with, and lifted its censure of, Argentina.

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

Certain private economists have estimated significantly higher inflation rates than those published by the INDEC for the period from 2007 to 2015. The uncertainty relating to the inaccuracy of the economic indexes and rates may lead to a lack of confidence in the Argentine economy and may, in turn, limit our ability to access credit and capital markets, which could adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

The INDEC in 2019 reported that the CPI increased 53.8% compared to 2018, while the WPI increased 58.5% compared to 2018. Additionally, in 2019, the CPI increased, 2.8%, 3.8%, 4.8%, 3.2%, 3.0%, 2.6%, 2.1%, 3.9%, 5.8%, 3.2%, 4.1% and 3.8% in January, February, March, April, May, June, July, August, September, October, November and December, respectively, and the WPI increased 0.6%, 3.4%, 4.1%, 4.6%, 4.9%, 1.7%, 0.1%, 11.2%, 4.2%, 3.6%, 5.4% and 3.7% during the same months. During January, February and March 2020, inflation remained at high levels, where the CPI increased by 1.9%, 1.8% and 3.3%, respectively, on a month-to-month basis.

High inflation rates affect Argentina’s foreign competitiveness and social and economic inequality; negatively impact employment, consumption and the level of economic activity; and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit. Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the Government´s measures to control inflation may have. Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our business, financial condition and results of operations.

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

As discussed elsewhere in this Annual Report, given that the Argentine economy has been considered as hyperinflationary, since July 1, 2018, we have applied IAS 29 in our Financial Statements, which requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measurement at the reporting date of the reporting period. See “—Presentation of Financial and Other Information Financial—Statements and Basis of Preparation.”

Because Natural Gas Transportation business segment sales represented 46.6% of our total revenues during the year 2019, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

The implementation of exchange controls, the tightening of restrictions on transfers abroad or capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy.

From 2011 until the Macri administration assumed office in December 2015, Argentina increased controls on the sale of foreign currency, limiting transfers of funds abroad. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by Argentine tax authorities or the BCRA, the measures taken by the previous administration significantly curtailed access to the foreign exchange market by individuals and private sector entities. These measures included informal restrictions, which consisted of de facto measures restricting local residents and companies from purchasing foreign currency through the foreign exchange market to make payment abroad, such as dividends and payment for the importation of goods and services. Since assuming office, the Macri administration has gradually implemented a series of reforms related to these foreign exchange restrictions in order to provide greater flexibility and access to the foreign exchange market.

In September 2018, the BCRA established a new monetary policy with the aim of reducing the inflation rate. The BCRA committed not to increase the monetary base until June 2019 and defined the ranges for an intervention zone and a non-intervention zone applicable to the exchange rate through the end of 2018. On December 5, 2018, BCRA announced that the limits of the non-intervention zone would be updated daily at a monthly rate of 2% between January 1 and March 31, 2019. On April 29, 2019, the BCRA’s Monetary Policy Committee (Comité de Política Monetaria del Banco Central) introduced changes in monetary policy, aiming to reduce the volatility of the foreign exchange market.

In the context of the economic and social emergency declared by the Solidarity Law, and of a critical situation regarding access to voluntary foreign debt, the BCRA considers it necessary to exceptionally assist the Treasury, in regard to both foreign debt payments and financing in domestic currency. Considering that the Government is focused on reestablishing public debt sustainability, the Executive Branch delayed the presentation of the National Budget for the 2019 fiscal year, until progress can be made on those issues. Thus, according to the BCRA, it is not possible to devise a monetary policy strategy with specific objectives about the expansion of monetary aggregates or inflation.

Additionally, due to the sudden devaluation of the peso since August 15, 2019, and in order to preserve the foreign exchange market in Argentina, the Executive Branch issued Decree 609 which provides that exporting companies must sell their proceeds in the local market. Decree 609 states that the BCRA shall issue all necessary rules to organize the foreign exchange market. These exchange control restrictions remain in place, because of Emergency Decree No. 91/2019.

Through communications “A” 6770, 6765, 6768, 6776, 6780, 6844, 6869 and 6915, the BCRA established new exchange controls for companies and individuals, which limit their ability to access the foreign exchange market, requiring BCRA’s consent for all purchases of foreign currency. These measures restrict the movement of capital, in response to capital flight and a significant depreciation of the peso.

Such measures could undermine Argentina’s public finances, which could limit access to the international capital markets. This could adversely affect Argentina’s economy, which, in turn, could adversely affect our business. Any restrictions on transferring funds abroad imposed by the Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligations denominated in foreign currency. As of the date of this Annual Report, it is uncertain whether these measures will be temporary, or if the Government will take further measures to restrict the foreign exchange market, which could adversely affect Argentina’s economy.

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

After several years of moderate fluctuations in the exchange rate, on December 17, 2015, Macri’s administration implemented certain measures including the lifting of most of the foreign exchange controls. As a result, the official exchange rate published by Banco Nación increased from Ps. 9.83 per U.S. dollar on December 16, 2015, to Ps. 13.95 per U.S. dollar on December 17, 2015. After these measures were taken, the value of the peso could freely fluctuate against the U.S. dollar. The period-end exchange rate published by Banco Nación for the years 2016 and 2017 was Ps. 15.8900 and Ps. 18.6490 per U.S.$ 1.00, respectively.

Subsequently, in May 2018, the peso experienced a rapid devaluation against the main foreign currencies, particularly the U.S. dollar. As a result of the greater volatility of the peso, the Government announced several measures to restore market confidence and stabilize the value of the peso. In this regard, on December 31, 2018, the exchange rate of the U.S. dollar increased by 102.1%, from Ps. 18.649 to Ps. 37.7.

After the primary elections (elecciones primarias, abiertas, simultáneas y obligatorias) held in August 2019, the peso experienced again a rapid devaluation against the main foreign currencies, particularly the U.S. dollar. Between August 9, 2019 and August 16, 2019, the exchange rate increased by 21.5%. Since the Government imposed several restrictions on the foreign exchange market on September 1, 2019, the official exchange rate depreciated only 1.7% between such date and December 31, 2019. Since then, an unofficial U.S. dollar trading market has developed in which the peso/U.S. dollar exchange rate is significantly higher than the rate in the foreign exchange market.

As of December 31, 2019, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was U.S.$ 560.7 million.

We cannot predict the future exchange rate between peso and the U.S. dollar, or how any fluctuation may affect our operational costs denominated in U.S. dollars.

Further depreciation of the peso against the U.S. dollar would likely result in a material adverse effect on our business because of our exposure to financial debt in U.S. dollars. In addition, future devaluations could result in higher inflation, reduce real wages and adversely affect the Government’s ability to honor its foreign debt obligations. Conversely, a significant appreciation of the peso could harm the competitiveness of companies domiciled in Argentina and lead to reduced exports.

A lack of a transparent and rigorous framework for awarding and managing public contracts in Argentina and corruption allegations have affected and continue to affect Argentina.

Argentina is ranked 85 out of 180 in Transparency International’s 2018 Corruption Perceptions Index and 117 of 190 in the World Bank’s Doing Business 2018 report. As of the date of this Annual Report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including one of the largest investigations known as the Notebooks Investigation (Los Cuadernos de las Coimas) (the “Notebooks Investigation”). Numerous former members of different agencies of Argentina as well as senior officers and owners of companies holding government contracts or concessions have confessed to committing allegedly prohibited acts or have faced or are currently facing allegations of corruption and money laundering as a result of the Notebooks Investigation. Certain former government officials have confessed or are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructures, energy and construction companies. The proceeds from these kickbacks allegedly financed the political campaigns of political parties forming the previous government led by former Presidents Nestor Kirchner and Cristina Fernandez de Kirchner. In addition, these funds were unaccounted for or not publicly disclosed and were allegedly used to personally enrich certain individuals. Several senior politicians, including former members of the Argentine Congress, the former Vice President of Argentina and high-ranking executives and officers and owners of major companies in Argentina have been arrested on account of various charges relating to corruption, have entered into agreements with prosecutors (Acuerdos de Colaboración) to confess and/or provide sensitive information in exchange for a possible reduction of sentences upon conviction, and have resigned or been removed from their positions. The potential outcome of the Notebooks Investigation as well as other ongoing corruption and money laundering investigations is uncertain, but the Notebooks Investigation has already had an adverse impact on the image and reputation of those companies whose owners or officers have been implicated, and more generally on international investors’ perception of the Argentine economy, political environment, capital markets and the infrastructure sector in Argentina.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration announced several measures aimed at strengthening Argentina’s institutions, enhancing the integrity of public officials and reducing corruption. These measures include the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as they would be subject to legislative support or resistance from certain parties, as well as independent review by the judicial branch.

There can no be any assurance that the implementation of these measures by Argentina will be successful or even sufficient in strengthening Argentina’s institutions, enhancing the integrity of public officials, stopping institutional deterioration and preventing corruption. We cannot control or predict whether such investigations or allegations will lead to further political or economic instability or whether new allegations against government officials, members of the Argentine Congress, judges or owners or officers of other companies will arise, nor can we predict the outcome of any such allegations and their effect on the Argentine economy, which may be adverse.

Government intervention in the Argentine economy could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

In addition to the economic factors described above, our business and operations have been, are and could in the future be affected by actions taken by the Government through the implementation of new or amended laws and regulations, such as nationalizations, expropriations, forced divestiture of assets, amendments to or renegotiation or revocation of a license, restrictions on production, imports and exports, exchange and/or transfer restrictions, including those relating to dividend payments, direct and indirect price controls, tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges, cancellation of contractual rights and delays or denials of governmental approvals.

There have been examples of government intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) to be managed by the Administración Nacional de la Seguridad Social (“ANSES”). ANSES is entitled to designate government representatives to the boards of directors of these companies. ANSES currently holds 24.0% of our outstanding capital stock and has two representatives on our Board of Directors. On July 25, 2012, the Executive Branch issued Decree No. 1,278/12, which governed FGS representatives’ role in companies in which FGS had participation. For additional information regarding rules and regulations that govern our relationship with FGS see “Item 7. Major Shareholders and Related Party Transactions.”

In May 2012, the Argentine Congress passed Law No. 26,741, which declared hydrocarbons, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the necessary measures to achieve such goals. Law No. 26,741 expropriated 51% of the shares of YPF S.A. (“YPF”). Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation and promote sustainable growth. For example, if we are not permitted to pass increases in the costs of our services and labor along to customers through the tariffs we charge due to the imposition of price controls, those costs could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. See “—Risks Relating to Our Business— Failure or delay in the implementation of anticipated tariff increases could have a material adverse effect on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our Natural gas transportation business segment.”

In the past the Government has also adopted numerous measures to directly or indirectly control the access by private companies and individuals to foreign trade and foreign exchange markets, such as restricting free access to these markets and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports. These regulations have been recently reinstated preventing or limiting us from offsetting the risk derived from our exposure to the U.S. dollar and the access to foreign exchange market.

In 2012 and again in 2013, the Argentine Congress established new regulations providing for increased intervention in the capital markets by the Government. On May 9, 2018, the Macri administration approved an amendment to the Law of Productive Financing, including amendments to the Capital Markets Law of Argentina No. 26,831 (the “Capital Markets Law”), which would, among other things, limit the scope of intervention by the CNV in public companies.

More recently, due to the economic and political instability in Argentina, the Government took certain measures, for example, it issued Decree No. 566/2019, which affects fuel prices for a period of 90 days. As of the date of this Annual Report, we cannot predict the results of such measures or the impact of these measures on the hydrocarbons development in Argentina. We are also unable to predict whether the Government will take any additional measures that may negatively affect Argentina’s hydrocarbons market.

A low-growth and high-inflation rates scenario continues and is likely going forward, as a result of the accumulation of macroeconomic imbalances over recent years, the actions of the Government in regulatory matters and challenging conditions in the international economy. We can offer no assurance that policies implemented by the Government will not adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

We cannot provide any assurance that we will be able to access foreign exchange markets or that these measures will not cause fluctuations in the value of the peso. The setting of certain exchange controls and other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations. For additional information on developments relating to exchange controls, see “Item 10 –Additional Information— D. Exchange Controls.”

The Argentine economy may be adversely affected by economic developments in other markets and by more general effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners and emerging markets. A significant decline in the economic growth of any of Argentina’s major trading partners could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. For example, economic slowdowns, especially in Argentina’s major trading partners, have led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

The economy in Brazil, one of the main import and export markets for Argentina, has experienced rising negative pressure because of political uncertainty. After two years of retreat, in 2017, 2018 and 2019, the Brazilian economy grew by 1.1%, 1.3% and 1.1%, respectively. Since January 1, 2020, the Brazilian real depreciated against the U.S. dollar by approximately 17.5%, putting pressure on the products that Argentina exports to that country and its competitiveness. Argentine foreign trade is highly dependent on the Brazilian economy; thus, a poor performance of Brazil’s economy could lead to the deterioration of Argentina’s trade balance. Additional Brazilian political and economic crises could negatively affect the Argentine economy.

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

Additionally, a slowing of China’s GDP growth has led to a reduction in exports to this Asian country, which in turn has caused oversupply and price declines in certain commodities. Decreases in exports have a material adverse effect on Argentina’s public finances due to the loss of taxes on exports, causing an imbalance in the country’s exchange market.

On June 23, 2016, the United Kingdom voted in favor of exiting the European Union. On March 29, 2017, UK Prime Minister Theresa May triggered the Brexit process. The United Kingdom left the European Union on January 31, 2020, on the terms of the withdrawal agreement concluded between the United Kingdom and the EU Council. The withdrawal agreement allows for a transition period during which the United Kingdom’s trading relationship with the European Union will remain largely unchanged. This transition period is due to end on December 31, 2020. As of the date of this Annual Report, uncertainty remains over the United Kingdom’s future relationship with the European Union after 2020. The continued uncertainty over the Brexit process has caused, and is anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations.

At the end of 2015, the U.S. Federal Reserve began increasing its reference interest rate following more than five years of an interest rate close to zero, moving away from its post-2008 crisis stimulus campaign. In September 2018, the U.S. Federal Reserve increased the federal funds interest rate by a quarter point (it set the repo rate at 2.0% and the interest on excess reserves at 2.25%, the highest range in more than a decade) and indicated that this is part of a broader plan to increase rates in order to control inflation in the United States. This substantially increased the cost of financing in international markets, while motivating the migration of investors from risk and emerging economies to central economies (fly to quality). Although the U.S. Federal Reserve reduced the reference rate three times in 2019 lowering the benchmark rate to 1.5% to 1.75%, if the U.S. Federal Reserve reverses its policy and resolves to continue with its policy of increasing the reference rate, this could have a profound impact on the sovereign and corporate financing of Argentina.

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

Commercial disputes between the U.S. and China have negatively affected international trade, commodities prices and financial markets, generating uncertainty and volatility, which mainly affect emerging countries. China is the main importer of Argentine commodities, and the slowdown of the Chinese economy, the adoption and expansion of trade restrictions, changes in the state of China‑U.S. relations, including the current trade tensions, or other governmental actions related to tariffs or trade agreements or policies are difficult to predict, and could adversely affect our business, our costs, our customers, our suppliers, and the Chinese and U.S. economies, which in turn could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

Since October 18, 2019, protests and unrest have unfolded in Chile, sparked by a metro fare hike, and fueled by anger over rising living costs and inequality. The military and police quelled protesters who took to the streets, and a curfew was imposed in major cities in Chile. As of the date of this Annual Report, the curfew had been suspended but the unrest and protests remain latent and we cannot anticipate what the consequences and results of these protests will be.

On January 3, 2020, a United States drone strike near Baghdad International Airport targeted and killed Iranian major general Qasem Soleimani. This decision represented a grave escalation in hostilities between the United States and Iran. While both sides have signaled a desire to pull back since these strikes, there is no assurance that future hostilities will not have an adverse effect on the global economy.

Besides, in March 2020, after a failure to reach an agreement between the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia to stabilize the oil market, Saudi Arabia decided to increase its oil production. This decision, at a time when oil demand is falling due to the impact of COVID in the global trading and economy, has triggered the most important decline in the oil price since 1991, of around 30%. This fall in the international prices of oil and its derivatives has added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas in the country, especially in the Vaca Muerta area. On April 12, 2020 Saudi Arabia, Russia and the members of the OPEC agreed to decrease oil production production by 9.7 million barrels a day in May and June 2020, the deepest cut ever agreed to by the world’s oil producers. After that, the group will steadily ramp up production until the agreement expires in April 2022. There can be no assurances about the impact of this agreement or about measures that the Government may take in response to key macroeconomic variables and particularly on the energy sector.

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

Certain economic policies of the former government administration in Argentina, including foreign exchange restrictions, led in the past to a reduction in exports and foreign direct investments, to a decline in national tax revenues and to an inability to access international capital markets. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by the government in the future or by events in the economies of developed countries or in other emerging markets. A slowdown in economic activity in Argentina would adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

Argentina’s past default and litigation with holdout bondholders may limit our ability to access international markets.

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors, summarized below, may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

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

After almost 15 years of litigation, and following the beginning of Mr. Macri’s administration, in February 2016, Argentina negotiated and reached settlement agreements with almost all of its holdout creditors.  As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal Law No. 26,017 (known as Ley Cerrojo) and Law No. 26,984 (known as Ley de Pago Soberano), which prohibited Argentina from offering to the holdouts better conditions than those offered in the debt swaps of 2005 and 2010. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to U.S.$12.5 billion to repay the holdouts. After issuing U.S.$16.5 billion of new bonds to international investors, on April 22, 2016, Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

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

In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government in 2002 did not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina. Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (UNCITRAL) and under the rules of the International Chamber of Commerce. Several awards have been issued against Argentina and several cases are still ongoing.

As of December 31, 2019, Argentina’s public debt amounted to U.S.$ 323 billion. The Solidarity Law, among other things, delegates to the Executive Branch legislative powers to create conditions to ensure the sustainability of public debt. On February 12, 2020, the Argentine Congress enacted the Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law, which granted the Ministry of Economy the power to restructure the Government external public debt.

On February 13, 2020, U.S.$1.6 billion of dual currency bonds issued by Argentina’s government matured. During February 2020, the Government launched an offer to exchange the dual currency bonds with new peso-denominated bonds due in 2021, but only about 10% of the aggregate principal amount of the dual currency bonds was tendered. Following the failure of the exchange offer, the Government sought to sell another peso-denominated bond, but ultimately terminated that plan. The Government then issued Decree No. 141/2020, pursuant to which it postponed the payment of principal and suspended the accrual of interest under the dual currency bonds until September 30, 2020.

On March 10, 2020, Decree No. 250/2020 was issued. It confirms the proposal of the Government to restructure approximately U.S.$ 69 billion of public debt. Issued on April 6, 2020, Decree No. 349/2020 postpones until December 31, 2020 principal and interest payments of certain Argentine public local debt. Finally, on April 17, 2020 the Government made a proposal for the debt restructuring to foreign bondholders. As of the issuance of this Annual Report, the outcome of Argentine debt restructuring is uncertain.

If the Government does not restructure its sovereign bonds with the required majority of holders (at least 75% in principal amount) Argentina may default on its sovereign debt again.  Also, ongoing situations, such as the lawsuits with creditors that did not accept the debt exchange, the claims before the ICSID, and the economic policy measures adopted by the Government, or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

A sustained deterioration in the terms of trade given a decline in the global prices for Argentina’s main commodity exports or an increase in the global prices for Argentina’s main commodity imports, as well as adverse weather conditions affecting the production of Argentina’s main commodity exports, could have an adverse effect on Argentina’s economic growth.

High commodity prices have contributed significantly to an increase in Argentine exports, which has in turn led to an increase in government revenues received from export taxes. However, the reliance on the export of certain commodities, such as soybeans, has made the Argentine economy vulnerable to fluctuations in commodity prices, and, consequently, the Argentine economy could be adversely affected if trading conditions decline.

In addition, adverse weather conditions, such as floods or droughts, could affect the production of the main agricultural commodities produced by Argentina, which account for a significant portion of its export revenues. Moreover, higher oil prices could lead to an increase in government expenditures. The drought experienced during the summer months of 2018 dramatically reduced the yield from Argentina’s soybean crop. Most recently, after the outbreak of the COVID and the slowdown in the demand for and supply of products around the globe, stock markets and the prices of the main commodities have declined dramatically.

On March 7, 2020, Saudi Arabia, the world’s largest oil exporter drastically reduced the price of its crude. At the same time, Saudi Arabia has decided to increase its production, reaching a record of 12 million barrels per day. These decisions were taken after the talks between the OPEC participants and Russia had failed. On March 9, 2020, oil markets opened showing significant reductions, for example, the reference oil for the local market (Brent) had lost 35% so far this year and collapsed U.S.$11 more per barrel. On April 12, 2020 Saudi Arabia, Russia and the members of OPEC reached an agreement on oil production.

Decisions relating to international oil prices could have a negative impact on Argentina’s economy as, to achieve a fiscal surplus, the country should develop new production projects, such as Vaca Muerta formation, increase its revenues and maintain its ability to service its sovereign debt. Either of these results would adversely impact Argentina’s economic growth and, therefore, our financial condition and results of operations.

High public expenditures could result in long-standing adverse consequences for the Argentine economy.

In recent years, Argentina has substantially increased public expenditure. The Government’s primary fiscal balance could be negatively affected in the future if public expenditure continues to increase at a rate higher than revenues due to, for example, social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transportation sectors. Further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets.

In connection with the agreement entered into with the IMF in 2018, the Macri administration committed to address fiscal solvency and, thus, undertook steps to curb the fiscal deficit by reducing gas and transport subsidies and other expenses. However, these policies have led to higher prices and thus had a negative impact on consumer purchasing power. After assuming office, the new government authorities, within the framework of the Solidarity Law, taking care of the most vulnerable sectors, have taken a series of measures that have halted the reduction in public spending.

The implementation of new measures in the future could also have negative effects. Furthermore, the federal government’s primary fiscal balance could be negatively affected if public expenditure increases faster than revenues in the future. Moreover, weaker fiscal results in Argentina than those envisaged could have a material adverse effect on Argentina’s economy.

Further downgrades in the credit rating or rating outlook of Argentina could impact the rating of our securities or adversely affect the market price of our securities.

In August 2018, Moody’s revised its outlook of Argentina’s long-term and short-term sovereign credit rating to Caa2, primarily as a result of the sharply weaker economic activity and uncertain prospects for multiyear fiscal consolidation and market financing availability as IMF funds are used up, posing risks to sovereign debt sustainability. In addition, on August 29, 2019, S&P downgraded Argentina’s long-term and short-term sovereign credit ratings from “B” to “SD,” primarily as a result of an erosion of the Argentine debt profile, the economic growth trajectory and the dynamics of inflation against the backdrop of the implementation of a challenging economic adjustment program. There can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect on the rating of our securities or adversely affect the market price of our securities.

Risks Relating to Our Business

Failure or delay in the implementation of tariff increases could have a material adverse effect on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our Natural Gas Transportation business segment.

All of our net revenues from the Natural Gas Transportation public service (which represented 46.6% of total net revenues during 2019) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), our tariffs were stated in U.S. dollars, adjusted on a semiannual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation, and public service tariffs were converted into pesos and fixed at an exchange rate of Ps. 1.00 per U.S.$1.00, even though the peso was devaluating significantly against the U.S. dollar.

Sustained inflation in Argentina since 2002, without any corresponding increase in our natural gas transportation tariffs until recently, has adversely affected, and continued inflation would continue to adversely affect, our Natural Gas Transportation revenues, net revenues and financial condition.

In addition, since 2002, the peso has fluctuated in value and generally depreciated against the U.S. dollar, adversely affecting our results and financial position. In particular, because all of our debt is denominated in U.S. dollars, significant devaluations of the peso may adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

On March 30, 2017, ENARGAS issued Resolution No. 4362/2017 (“Resolution 4362”), which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. Pursuant to this resolution, we must also execute a capital expenditures program for a five-year period (from April 1, 2017, to March 31, 2022), which contemplates investments of Ps. 6,786.5 million (in nominal value at December 31, 2016, adjustable by the WPI) to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”). If we do not execute the Five-Year Plan in accordance with ENARGAS’s regulations, we will be subject to fines to be calculated on the value of the work pending execution.

On March 27, 2018, through Decree No. 250/2018 (the “Decree 250”), the Executive Branch ratified the tariff structure under Resolution 4362, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concludes the renegotiation process of our License with the Government which lasted more than 17 years.

In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff to reflect changes in WPI, which must be approved by ENARGAS evaluating the evolution of the economic circumstances. On April 1, 2019, ENARGAS analyzed the evolution of the WPI adjustment index for the period August 2018–February 2019 in order to establish the biannual adjustments applicable to our tariffs.

As a consequence of Argentina’s economic condition, and together with other measures taken by the Government, on September 3, 2019, the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) issued Resolution No. 521/2019 (“Resolution 521”), which defers the semiannual adjustment corresponding to October 1, 2019, to January 1, 2020. During 2019, and according to the RTI, we were entitled to receive two tariff increases in order to compensate us for inflation, which affects our operating costs.

In addition, the Solidarity Law froze our natural gas transportation tariffs and authorized the Executive Branch to initiate a renegotiation process of the current RTI or to initiate an extraordinary review, under the terms of the current regulatory framework, for a maximum period of up to 180 days.

Also, on June 21, 2019, the Energy Secretariat (”SGE”) issued Resolution No. 336/2019 (“Resolution 336”), which ordered the deferral of payment of 22% on invoices issued between July 1, 2019, and October 31, 2019, for services provided to residential users of natural gas. The deferrals described are recovered from the invoices issued since December 1, 2019, in five equal and consecutive monthly installments.

See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework” below for more information.

Moreover, as of the date of this Annual Report, we are unable to predict which measures will be taken by the Fernández administration in connection with the tariff system, or if such system will be amended, adversely affecting our financial situation and our results of operations.

In the past, we have suffered from our inability to receive tariff increases, which meant the deterioration of our financial and economic condition. Also, we have received insufficient tariff increases to compensate for the increases in our operating costs due to inflation. Our inability to bill these increases, as stipulated in our License, in a timely manner, and to obtain future tariff adjustments in line with the increase in our costs could adversely affect our economic and financial condition. Moreover, we cannot assure you that the current negotiations with the Government under the framework of the Solidarity Law will provide us with a tariff schedule that permits us to compensate the increases in our operating costs. Failure by the Government to timely comply with agreements resulting from the RTI process could negatively affect our results of operations and financial condition.

Further, we cannot predict whether additional operating restrictions or mandatory investments could be imposed on us in the future nor the outcome from the renegotiation process of the current RTI stated by the Solidarity Law. If such outcome is adverse to us, our results of operations and financial condition could be negatively affected.

Our operations are subject to extensive regulation.

The Argentine oil and gas industry is subject to extensive government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•
limitations on our ability to increase prices or to reflect the effects of higher domestic taxes, increases in operating costs or increases in international prices of natural gas and other hydrocarbon fuels and exchange rate fluctuations on our domestic prices;

•
risks in connection with the former and current incentive programs established by the Government for the oil and gas industry, such as the natural gas additional injection stimulus program and cash collection of balances with the Government;

•
legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for non-conventional oil and gas hydrocarbons, which could increase our cost of doing business or cause delays and adversely affect our operations; and

•	the implementation or imposition of stricter quality requirements for hydrocarbon products in Argentina.

In recent years, the Government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. The Expropriation Law of Argentina has declared the achievement of self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

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

The collective bargaining agreements with our unions are valid for one year. Currently, we have a collective bargaining agreement in effect for the period from April 2020 to October 2020.

However, we cannot assure you that we will not suffer business interruptions or strikes in the future as a result of collective actions by our employees. We have insurance that covers terrorism and organized actions against our assets, among other items, for a total insured amount of U.S.$. 50,000,000 with a deductible per event of U.S.$. 500,000, but we cannot assure you that our insurance coverage will be sufficient to cover damages and losses caused by the organized actions of our employees.

In addition, in the past, the Government has enacted laws and regulations forcing private companies to maintain certain wage levels and to provide additional benefits to their employees. We cannot assure you that in the future the Government will not increase wages or require additional benefits for workers or employees or that unions will not pressure the Government to demand such measures. All wage increases, as well as any additional benefits, could result in increased costs and adversely affect our results of operations.

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

•
cessation and abandonment of the provision of the licensed service, an attempt to assign or unilaterally transfer our License in full or in part without the prior authorization of ENARGAS, or relinquishing our License, other than in the cases permitted therein; and

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

We are a stock corporation with limited liability (sociedad anónima), incorporated and organized under the laws of Argentina. Substantially all of our assets are located in Argentina.

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

In addition, under Argentine law, attachment prior to execution and attachment in aid of execution will not be ordered by an Argentine court with respect to property located in Argentina and determined by such courts to be utilized for the provision of essential public services. A significant portion of our assets may be considered by Argentine courts to be dedicated to the provision of an essential public service. If an Argentine court were to make such a determination with respect to any of our assets, unless the Government ordered the release of such assets, such assets would not be subject to attachment, execution or other legal process as long as such determination stands, and the ability of any of our creditors to realize a judgment against such assets may be adversely affected.

The Government’s strategies, measures and programs with respect to the natural gas transportation industry could materially adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

Since 1992 and after the privatization of several state companies until the economic crisis in 2002, the Government reduced its control over the natural gas transportation industry. After the economic crisis in 2002 and until the Macri administration took office, the Government increased its role in the energy sector implementing strict regulations and increasing its intervention. Intervention included the expansion of our pipeline through the creation of trust funds and the interruption and redirection of natural gas firm transportation services (including the diversification of natural gas supply from our liquids processing plant located at General Cerri Complex, in the Province of Buenos Aires (“Cerri Complex”)).

In the past, natural gas distribution companies, including the Company, were prohibited from passing through price increases to consumers. Producers of natural gas, therefore, had difficulty implementing wellhead natural gas price adjustments that would increase the costs of distribution companies, which caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production was not sufficient to meet the increasing demand. Likewise, until 2016, the lack of tariff adjustments for natural gas transportation companies caused a decrease in the profitability of such companies.

In light of these events, the Government implemented a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. With respect to the natural gas industry, these strategies, measures and programs included, among others, the expansion of our pipeline through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). For more information on the pipeline expansions, please see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.” Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future, or even present, expansion projects will not have such adverse effects.

Government-mandated interruption of contracted firm transportation services.

In 2004, the Executive Branch issued Presidential Decree No. 181/04, directing the Federal Energy Bureau to have a system of priority pursuant to the demand of natural gas customers, regardless of whether those customers have contracted under a firm transportation contract or a firm natural gas supply contract. Pursuant to ENARGAS Resolution No. 1,410/2010, due to the lack of sufficient natural gas provision, natural gas transportation service (including to those with firm transportation contracts) may be interrupted and/or relocated in order to service priority demand customers.

On June 1, 2016, the former Ministry of Energy issued Resolution No. 89/2016, which required ENARGAS to develop a procedure to amend and supplement ENARGAS Resolution No. 1,410/2010 and establish daily operating conditions for the transportation and distribution systems. It also established a methodology to satisfy the demand for natural gas of those customers classified as “high-priority.”

On June 5, 2016, ENARGAS issued Resolution No. I/3833/2016, creating the “Supplementary Procedure for Gas Requests, Confirmations and Control.” According to this resolution, if any gas transportation and distribution company finds that the transportation capacity is not sufficient to supply priority demand customers, such company shall summon an emergency committee composed of company and ENARGAS representatives. This emergency committee shall determine adjustments to be made to the daily natural gas deliveries in order to address such shortage, considering the availability of natural gas and the demands of residential consumers and power plants.

On June 26, 2018, ENARGAS issued Resolution No. 124/2018, which replaced Resolution No. 716/1998 and incorporated content from the repealed Resolution No. 1,410/2010 and Resolution No. 3,833/2016. Additionally, this resolution established the Internal Rules of Dispatch Centers (Reglamento Interno de los Centros de Despacho).

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions in recent years, we cannot assure you that similar interruptions will not materially adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations. As of the date of this Annual Report there are some unresolved disputes with one of our clients (Profertil S.A.), in respect of service interruptions between 2007 and 2013. In that action, through Resolution No. 306/2009, ENARGAS ruled in our favor, finding that there was a shortage in the supply of natural gas. However, we cannot assure you that future interruptions of supply to our firm natural gas transportation clients will not lead to further legal action, which could have a significant adverse effect on our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

Additionally, we cannot predict whether new measures requiring the interruption or relocation of the natural gas transportation service will be taken. If such measures are implemented, we could be subject to legal actions initiated by those affected by such measures.

A significant portion of our revenues is generated under natural gas transportation contracts that must be renegotiated and/or extended periodically.

In 2019, 79% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2019, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 11 years; our long-term firm natural gas transportation contracts with our top five costumers had a remaining weighted average life of approximately eight years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

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

We commercialize ethane through a long-term agreement recently concluded with PBB Polisur S.A. (”PBB”) for a ten-year period. We have short-term contracts with international traders for LPG and natural gasoline sales.

If we are unable to renew, extend and/or replace these contracts, if we renew them on less favorable terms or if any such contract is terminated before the expiration of its term, our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations may be negatively affected.

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

According to Resolution 521, which postpones until February 1, 2020 the tariff increase that we should have received since October 1, 2019 to compensate us for the deferral of the adjustment, established the revision and adjustment of the mandatory investments included in the Five-Year plan. For this reason, we should file to the ENARGAS the proposals for adaptation of the investment plan to be evaluated by the ENARGAS. At the time of this Annual Report, we have presented the relevant documentation that supports the adjustments to the mandatory investment plan.

In addition, as part of the measures adopted to reduce the impact of COVID and in order to adapt our business plan to the economic expectations of Argentina, we have implemented a reduction in the current investment plans, without affecting those security measures, which allows us to guarantee continuity in the development of our activities.

The natural gas transportation service is an activity involving significant amounts of capital expenditures in order to improve the operation and maintenance of the pipeline system. Incremental capital expenditures may be required to fund maintenance of our pipeline system. Furthermore, capital expenditures will be required to finance current and future expansions of our transportation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations may be adversely affected. In addition, our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Argentina’s past default and litigation with holdout bondholders may limit our ability to access international markets.”

In the past, expansion projects by the Government have not had adverse effects over our results of operations and financial condition. However, we cannot assure you that future expansion projects will not adversely affect our business.

Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

Argentina relies heavily on natural gas. However, its natural gas reserves are declining. Despite the decline in 2015 and 2016, the volume of natural gas that has been produced from the Neuquina basin has increased. Although production volume increased in recent years, it had previously decreased between 2009 and 2013 and it is possible that natural gas production will again decrease in the future, which would adversely affect our Liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of Liquids we produce.  In addition, the reduction in the production of natural gas could affect the flow of natural gas provided for our midstream services.

In 2019, 51.8% of the natural gas transported by our system originated in the Neuquina basin with the remainder primarily from the Austral basin. Since 2009, the quality and volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices causing an increase in the cost of Liquids production and commercialization activities for our own account reducing our profit from these activities. In addition, competition might affect the volume and quality (i.e., gas with lower liquids content) of natural gas arriving at the Cerri Complex.

In 2009, nonconventional natural gas was discovered in the Vaca Muerta field of the Neuquina basin by YPF. Exploration and exploitation of this natural gas reserve involved high extraction costs. Argentina’s national natural gas production has steadily increased over the past three years, largely due to the increased production of shale from the Vaca Muerta formation. Because of the measures taken by the Government to ensure production levels throughout the country, during 2016 and 2015, natural gas production increased approximately 4.9% and 3.4%, respectively. However, in 2017 natural gas production slightly declined by 0.9% primarily as a result of the termination of certain incentive programs implemented. In 2018 natural gas production increased by 5.3% with respect to 2017, and on December 31, 2019 it reached its peak production compared to the last 10 years.

However, after the freezing of fuel prices and the current economic situation that Argentina is experiencing, there is uncertainty regarding the investments that natural gas producers can make in that area. In the same way, the recent fall in the price of oil to below U.S.$30 per barrel raises certain doubts regarding the possibility of recovery of the investments that they can make.

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

Although our Liquids production and commercialization activities are not subject to regulation by ENARGAS, with the aim to give priority to domestic supply, the Government has taken certain regulatory actions in recent years that have affected our Liquids business. For example, in April 2005, the Government enacted Law No. 26,020, which set the framework by which the SHR may establish regulations to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SHR periodically publishes reference prices for LPG sold in the local market. It also sets forth LPG volumes to be sold in the local market.

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

On March 24, 2020, after COVID outbreak, the Executive Branch issued Decree No. 311/2020, which determines that the maximum reference price for LPG sold in the domestic market will remain at their values in force at such date for a 180-day period.

Also, we cannot assure you that we will be able to maintain or increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. Similarly, we cannot assure you that LPG prices in Argentina will track increases or decreases in the international or regional markets.

Our Liquids business is highly dependent on the supply of natural gas to the Cerri Complex at reasonable prices that allow for reasonable profit margins. In past years, the Federal Energy Bureau increased the natural gas price paid by industrial users and increased the price at which we purchase natural gas to be processed in the Cerri Complex. For further information, see, “Item 4. Our Information–B. Business Overview–Liquids Production and Commercialization.”

During 2017, the Government initiated a process to converge natural gas prices with those in the international market, which finally occurred in October 2017 when prices were liberalized. However, during 2018, due to a combination of internal and external factors, the increase in natural gas and fuel prices was significant which meant that the intended liberalization was unsuccessful.

During 2018, the Government introduced several changes to the process by which the natural gas is acquired for the electric energy generators. Among them, modifications were introduced to the regulations through which Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”), a government-controlled company, had to provide this supply to the power plants. Finally, on November 6, 2018, the Secretary of Energy issued Resolution No. 70/2018, which returned to power generators the ability to purchase their own natural gas supply. Most of the power generators recovered the ability to do so, therefore, the price of natural gas purchased under the bidding processes decreased further because of the competition for demand in the low consumption season and in an environment with oversupply and economic recession.

Since December 2018, the government again decreased the natural gas price reference for power generation based on the supply basin of origin. As a result, during 2019, CAMMESA called for several bidding processes under the same conditions which resulted in even lower natural gas prices for generation.

The prices at which power plants or CAMMESA acquire natural gas can be considered a reference to determine the price of natural gas acquired as shrinkage gas (“RTP”) by us, which is why any additional increase in the costs of our Liquids Production and Commercialization segment may adversely affect our business, results of operations and financial condition, the value of our securities and our ability to meet our financial obligations.

As described above, actions taken by the Government during winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, toward priority users, including residential customers. See “—The Government’s strategies, measures and programs with respect to the natural gas transportation industry, could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.” To a lesser extent, during the winter of 2016 and 2017, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market, but thanks to the development of Vaca Muerta formation, during 2018 and 2019, we did not register any interruption in the supply of natural gas in the Cerri Complex.

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

It is uncertain whether in the future measures taken by the Government or other measures that could adversely affect our business, results of operations and ability to meet our financial obligations will be implemented. It is also uncertain the impact of the Solidarity Law, regulations to be issued under its framework or whether our regulatory obligations may be increased, which could result in higher taxes, amendments to the tariff structure, or any other obligations that could increase our costs and adversely affect our financial situation.

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

Regarding the price of energy, during 2019, the price of oil (WTI) remained volatile, recovering from the minimum levels of U.S.$45 per barrel in the month of January until reaching the peak of U.S.$65 per barrel in April. From that moment the price decreased by 13% mainly due to record production in the United States and the fall in demand, which managed to mitigate the impact of the shortage of supply linked to the sanctions imposed by the United States on Iran, the production cuts from the OPEC and conflicts in Venezuela and Libya.

This meant that the international average price of natural gasoline suffered a fall of approximately 16%. Given the stock of propane and butane registered in the United States, the average international prices (Mont Belvieu) of propane and butane were reduced by approximately 39% and 35%, respectively, compared to the year 2018.

Most recently after the disagreement between OPEC members and Russia and the COVID outbreak, in March 2020 the price of oil suffered a sharp decrease, reaching the WTI U.S.$30 per barrel. As of March 31, 2020, the price of natural gasoline, propane and butane declined 74.2%, 41.6% and 56.2%, from December 2019´s prices, respectively. Although this situation is temporary, it is uncertain to predict how long it will extend and the impact it would have on the results of our operations and financial situation.

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

For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

In addition, after the issuance of Resolutions Nos. 1,982/11 and 1,991/11 (the “Gas Charge Resolutions”), the natural gas processing charge created by Decree No. 2,067/08 (the “Natural Gas Processing Charge”) increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid an adverse effect on our Liquids business, we initiated legal proceedings against Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and the former Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) as defendants.

On March 28, 2016, the former Ministry of Energy issued Resolution No. 28 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge starting April 1, 2016. Since that date, we have not been required to pay for the Natural Gas Processing Charge. However, Resolution 28 did not invalidate the Natural Gas Processing Charge or Gas Charge Resolutions for the period in which they were in force, for which reason the judicial action is still ongoing. On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions and Section 53 and 54 of Act No. 26,784 (General budget of the National Public Administration for the fiscal year 2013), as well as of any other act aimed at enforcing Executive Decree No. 2,067/08, and therefore declares invalid said regulations. On March 29, 2019 the National Secretariat of Energy appealed the judgment, which appeal was granted on April 3, 2019. On October 29, 2019, the judge resolved to extend the injunction (medida cautelar) for six months, or until the award becomes final. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

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

The continued spread of the COVID may continue to negatively affect the global economy, energy demand and our business.

The recent COVID outbreak has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also impacted negatively, and may continue to impact negatively, global economic activity, demand for energy including LNG and funds flows and sentiment in the global financial markets. The long-term effects to the global economy and the Company of the COVID pandemic are difficult to assess or predict, and may include a further decline in the market prices of our Shares and ADSs, risks to employee health and safety, risks for the deployment and logistic of our services and reduced sales mainly in the Liquids business segment. Our share price has recently declined significantly, due in part to the impact of the COVID. The ongoing spread of the COVID may continue to negatively affect our business, our operations, including the development of natural gas in Argentina, and our financial position and prospects which will depend on the severity of the health emergency and the success of the measures taken and those that will be taken in the future.

We also could not assure the duration and consequences of COVID or any other disruptions that may arise in government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions, results of operations and trading price of our common shares and ADSs.

Our ethane sales depend on the capacity of PBB, as the sole purchaser of our ethane production.

Between 2005 and 2015, we sold all our ethane to PBB under a long-term agreement that expired on December 31, 2015, which was subsequently renewed on an annual basis until May 1, 2018, and then on a monthly basis until September 6, 2018, the date on which we entered into a new agreement with PBB. The agreement is retroactive as of May 1, 2018, and will expire on December 27, 2027.

Pursuant to this agreement, the ethane price is calculated in U.S. dollars and is subject to adjustments, including for changes in the U.S. PPI, the natural gas price, the quality of the ethane shipped by us and transportation tariffs and charges, among others. This agreement also includes take or pay (“TOP”) and deliver or pay (“DOP”) commitments for minimum annual quantities. Under these terms, if one party does not comply with the applicable TOP or DOP condition, that party will be required to compensate the other party.

During 2019, PBB suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not recur in the future or that PBB will be able to satisfy its obligations under the new purchase agreement.

The delay in the collection of our sales receivables with customers and/ or subsidies owed by the Government for the supply of LPG in the domestic market could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

Our main natural gas transportation customers are natural gas distribution companies whose tariff increases are set in accordance with the renegotiation processes of their licenses. Also, in some cases, their collections may depend on governmental regulations requiring them to finance the collections of their customers or even to recover their receivables from the Government.

Through Resolution No. 336, the payment of 22% of the bills issued from July 1, 2019 to October 31, 2019 to residential customers of natural gas was deferred. Also, with the issuance of the Solidarity Law, which suspended for a maximum period of 180 days the increase of rates, natural gas distribution companies could have difficulties complying with the increase in their operational costs, including the natural gas transportation services provided by us.

The failure of our clients to recover their receivables may cause them to incur delays or default in their payment obligations with us under our natural gas firm transportation contracts. In the future, we may be subject to delays in collections and payment obligations. We cannot assure you that our natural gas distribution customers in Argentina will not default on or otherwise breach their obligations to us in the future, and therefore negatively impact our financial situation.

In addition, we participate in the programs created by the Government to guarantee the supply of LPG at reasonable prices in the domestic market. Participation in these programs implies that the Government must compensate us when resources are allocated to the domestic market instead of us. Over recent years, this compensation has been paid with significant delays and there is no certainty about the continuance of such programs under the Fernandez administration.

During the fiscal years 2018 and 2019, we received the amount of Ps. 625.7 million and Ps. 468.5 million, respectively, as subsidies of the programs mentioned above. Pursuant to the programs referred to above, as of December 31, 2019, the Government is required to pay to us Ps. 143.8 million.

If the SHR were (i) not able to pay or redeem such accrued compensation in cash or cash equivalents, or (ii) not able to make such payments or redemptions according to our estimated schedule, our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations would be adversely affected.

More recently, as a consequence of COVID and the measures adopted by the Government to lessen its impact, we have suffered delays in the collection of our credit receivables, either due to the stoppage of activities, or to the measures adopted by the BCRA regarding the making of bank payments and compensations. Although these circumstances may be temporary, as of the date of issuance of this annual report, it is not possible to predict when they will normalize and their real impact on our financial situation and results of operations. If the cash flow generated by operations significantly declines, we may face difficulties in achieving our capital expenditures plans and projects, or may experience delays in the payments to our suppliers or financial debt which could negatively impact our financial condition and result of operations.

Our failure to renew firm transportation contracts could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

We cannot assure you that our natural gas firm transportation contracts will be renewed in whole or in part in our existing routes or by our current customers. We may not be able to renew some natural gas transportation contracts in light of the changes in the supply of natural gas from the Neuquina basin. The terms of our gas firm transportation contracts vary based on different factors. If we are unable to renew our natural gas firm transportation contracts as they mature, our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations would be adversely affected. See “—Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and caloric power of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.”

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

As of December 31, 2019, our physical assets are insured for up to U.S.$. 2,162.9 million and for the loss of profit resulting from the material damages by an amount of U.S.$ 528.4 million, these coverages being subject to certain deductibles for both material damages and loss of profit.

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

Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

In addition to our employees, we rely on a number of third-party service providers to outsource certain services. We follow very strict policies to control the compliance by such third-party service providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies’ labor and social security obligations toward their own employees and employees of third-party service providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased, and in the event any third-party service provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third-party service provider to hold us liable for the payment of any labor and social security obligations defaulted on by any such third-party service provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the results of our operations.

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations in the event of an unfavorable ruling.

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

Our operations are subject to environmental, occupational health and safety regulations.

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

We utilize a certified safety, occupational health, environment and quality management system in accordance with international standards ISO 14001, ISO 9001 and OHSAS 18001. It includes operational controls that are documented and monitored regularly. However, we cannot assure you that these controls will be effective or that our time of response to incidents will be adequate.

In addition, future regulation may require us to comply with additional safety, occupational health, environmental and quality controls or standards. We cannot assure you that, in the future, additional regulation could be issued requiring us to make new investments in order to comply with such safety, health and environmental laws and regulations.

We may face competition.

Historically, the construction and operation of natural gas processing plants located in the Province of Neuquén has increased competition in our Liquids sector as our customers could satisfy their product demand with alternative suppliers. In the past, we have been able to mitigate this competition by entering into agreements with natural gas producers that limited their ability to make investments in natural gas processing plants.  For example, at the end of 2000, Compañía MEGA S.A. (“MEGA”), a sociedad anónima owned by YPF, Petrobras International Braspetro B.V. and Dow Investment Argentina S.A., finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we have been able to undertake measures to substantially mitigate any negative impact of the MEGA plant. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services.

Although the construction of gas processing plants upstream of the Cerri Complex requires significant investments, additional gas processing facilities may be constructed that similar to the MEGA plant, could result in lower volumes or inferior natural gas quality of the natural gas arriving at the Cerri Complex in the future. Therefore, the development of these new projects could adversely affect our revenues from Liquids production and commercialization services. In order to guarantee access to natural gas to be processed in the Cerri Complex we have obtained the commitment of natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements.

Regarding our other services business segment, we operate in a market with strong participants, many of which may have extensive and diversified know-how or operating experience and financial resources similar to or significantly greater than ours. While it is still unclear the future measures to be taken by the current administration regarding its energetic policy, the development of the natural gas industry in Argentina is essential for the country’s economic growth. All future business that our competitors or we can develop will depend on the production of natural gas. The Government (or any other entity on its behalf) might not issue the necessary regulations to encourage natural gas producers to develop new projects involving natural gas output.

As a result of the above, an increased number of competitors could reduce their prices which could make our investments not profitable. In addition, an increase in competition could affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations. This would adversely affect our business, results of operations and financial condition.

Additionally, our principal competitor in the gas transportation business is Transportadora de Gas del Norte S.A. (“TGN”). We compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time-to-time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to which both we and TGN are either directly or indirectly connected (Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy Argentina S.A.). We compete directly with TGN for the transportation of natural gas from the Neuquina basin to the greater Buenos Aires area.  In addition, in the future other participants may successfully penetrate our market and connect with our main customers which could affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

The Secretary of Energy published, on March 7, 2019, Resolution No. 82/2019 (“Resolution 82”), which sets the terms and conditions for future tenders that aim to increase the transportation capacity of natural gas. Additionally, through Resolution 437, the Federal Energy Bureau started a public tender process to grant a new license for the construction of a pipeline and all necessary facilities to provide natural gas services between the Neuquén Province and Argentina’s coastline. The construction of a new pipeline by a third party could affect our results of operations as the interruptible natural gas transport volumes and the availability of natural gas that arrives at the Cerri Complex for processing could be diminished.

Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

Our credit ratings are assigned to us based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Government bonds and general views regarding the Argentine financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade, suspension or withdrawal in our credit ratings could result in, among other things, the following: (i) increased funding costs and other difficulties in raising funds, (ii) the need to provide additional collateral in connection with financial transactions, and (iii) the termination or cancellation of existing agreements.  As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.

We depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. Although we have extended our security policy to cover industrial systems, reinforcing our defenses in case of denial of service and increasing the monitoring of suspicious activities, our technologies, systems and networks and those of our business associates are exposed to cyberattacks and other cybersecurity incidents in the normal course of business, which could lead to disruptions in critical systems (such as our electronic flow measurement (“SCADA/EFM”) system and distributed control systems), the unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations.

Additionally, we enter into contracts with several third parties to provide our customers with data processing and communication services. Therefore, if information security is breached, or if one of our employees or external service providers’ breaches compliance procedures, information could be lost or misappropriated, which may affect us, damage others or result in potential litigation.

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

In addition, the methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect. Thus certain cyber incidents, such as surveillance, may remain undetected for an extended period. To our knowledge, we have not experienced any material losses relating to cyberattacks; however, as cyberattacks continue to evolve, there can be no assurance that we will not suffer any cyberattack in the future that could affect our operations and/or our financial condition.

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

Our natural gas transportation systems and processing facilities are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

Our transportation systems and processing facilities or the third-party infrastructure that we rely on may be damaged by flooding, fires and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand as a result of catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be a significant time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry nonrecoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could adversely affect the demand of natural gas by some of our customers and of consumers generally in the affected market. Some of these considerations, among others, could materially and adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

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

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel could be difficult and time-consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Shares and ADSs

Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs represented by ADRs. Exchange controls imposed by the Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders’ ability to receive cash dividends in U.S. dollars.

We are an Argentine company and any future payments of dividends on our shares will be denominated in pesos. The peso has historically fluctuated significantly against many major world currencies, including the U.S. dollar. A depreciation of the peso would likely adversely affect the U.S. dollar or other currency equivalent amount of any dividends paid on our shares and could result in a decline in the value of our shares and ADRs as measured in U.S. dollars.

From 2011 to December 2015, Argentine companies were required to obtain prior approval from BCRA and Argentine tax authorities in order to engage in certain foreign exchange transactions. In September 2019 the Government reinstalled the above previous measures. Thus, our shareholders’ ability to receive cash dividends in U.S. dollars was limited by the ability of the Depositary for our ADR program to convert cash dividends paid in pesos into U.S. dollars. Under the terms of our Deposit Agreement for the ADRs, to the extent that the Depositary can in its judgment, and in accordance with local exchange regulations, convert pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars abroad, the Depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in pesos on the deposited securities into U.S. dollars. If in the judgment of the Depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the Depositary may distribute the pesos received or in its discretion hold such currency uninvested without liability for interest thereon for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the dividend distribution.

In the event that the BCRA does not grant the requested authorization, we reserve the right to agree with the Depositary to arbitrate the reasonable legal measures that allow effective payment of dividends to ADR holders who reside abroad. As a result, the ADR holder may lose part of the value of the dividend distribution.

Our principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders.

As of the date of this Annual Report, our controlling shareholder is CIESA, which holds 51% of our common stock. FGS holds 24.0% of our common stock. Local and foreign investors hold the remaining ownership of our common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) PHA S.A.U., a wholly-owned company by Pampa Energia, (“PHA”) which holds 40% of the share capital of CIESA, and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by the Sielecki family; “GIP”), and PCT L.L.C. (“PCT”), which directly and together with WST S.A. (member of Werthein Group “WST”) indirectly through PEPCA S.A. (“PEPCA”) hold a 50% of the shareholding in CIESA.

We cannot assure you that the interests of our principal shareholders will not diverge from the interests of our other investors. See “Item 7. Major Shareholders and Related Party Transactions.”

Sales of a substantial number of shares could decrease the market prices of our shares and the ADRs.

CIESA holds 51% of our Class “A” shares. Pursuant to the Pliego de Bases y Condiciones para la Privatización de Gas del Estado S.E. (the “Pliego”), CIESA may not reduce its shareholding below 51% of our share capital without the competent authorities’ approval. The market prices of our common shares and ADRs could decline as a result of sales by our existing shareholders, such as the ANSES, or of any other significant shareholder of common shares or ADRs in the market, or the perception that these sales could occur.

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

Pursuant to Law No. 26,893, the sale, exchange or other transfer of shares and other securities is subject to capital gains tax at a rate of 15% when the purchaser and the seller are not Argentine residents. When both the purchaser and the seller of our Class B Shares or ADRs are non-residents, the purchaser is required to pay the capital gains tax in addition to the purchase price of the Class B Shares or ADSs. In addition, if the purchaser is legally liable for capital gains taxes in Argentina, then the purchaser will likely not be entitled to receive any tax credit in the United States in respect of the payment of any such taxes.

On December 29, 2017, the Macri Administration enacted, through Decree No. 1112/2017, a tax reform (the “Tax Reform”). The Tax Reform provides that only the results from sales, transfers or dispositions of shares, securities representing shares and certificates of deposit of shares that are carried out through stock exchanges or stock markets authorized by the CNV under conditions that guarantee the principle of price/time priority of the offers obtained by individuals and undivided estates resident in Argentina shall be exempted.

The foregoing exemption shall also be applicable to foreign beneficiaries to the extent that said beneficiaries do not reside in and the funds do not come from non-cooperative jurisdictions. Decree No. 279/2018 provides that until the decree of the Income Tax Law of Argentina regulates the definition of non-cooperative jurisdiction, the white list established in Decree No. 589/2013 (dated 05/27/2013) will be applicable to determine if a jurisdiction is non-cooperative jurisdiction.

The Tax Reform also establishes an exemption for such foreign beneficiaries on the sale of share certificates issued abroad that represent shares issued by Argentine companies which have been granted with a public offering authorization by the CNV (i.e., ADRs). The exemptions will only apply if the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating” jurisdictions.

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

We will treat the Depositary for all purposes as the shareholder with respect to the shares underlying the ADRs. As a holder of ADRs representing the ADRs being held by the Depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to our Class B Shares represented by the ADRs only in accordance with the Deposit Agreement. There are no provisions under Argentine law or under our By-laws that limit the exercise by ADR holders of their voting rights through the Depositary with respect to the underlying Class B Shares. However, there are practical limitations on the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADR holders may be unable to exercise voting rights with respect to our Class B Shares underlying the ADRs as a result of these practical limitations.

Holders of ADRs may be unable to exercise preemptive, accretion or other rights with respect to the Class B shares underlying the ADSs.

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

In addition, under the General Companies Act, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Corporations (Inspección General de Justicia or the “IGJ”) in order to exercise certain shareholder rights. Voting rights in a Shareholder meeting can be exercised through duly instituted agents, as is regulated by Law No. 26,831. If you own our Class B Shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with the IGJ, your ability to exercise your rights as a holder of our Class B Shares may be limited.

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

The relative volatility and illiquidity of the Argentine securities markets may substantially limit the ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 92.1% of the aggregate market capitalization of the BYMA as of December 31, 2019. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

Item 4.	Our Information

A. Our History and Development

General

Operations

We commenced commercial operations on December 29, 1992, as the largest company created in connection with the privatization of Gas del Estado S.E. (“GdE”), the Argentine state-owned natural gas company, the integrated operations of which included natural gas transportation and distribution. GdE was divided into ten companies: two transportation companies and eight distribution companies.

Our legal name is Transportadora de Gas del Sur S.A. We are a limited liability company (sociedad anónima), incorporated under the laws of Argentina on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar.

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering approximately, as of December 31, 2019, 60% of the total natural gas transported in Argentina, through 5,736 miles of pipeline, of which we operate 4,775 miles on an exclusive basis pursuant to the License (the “Natural Gas Transportation”). We operate the remaining 961 miles, which are owned by the Gas Trusts, and receive compensation based on a regulated tariff. Our transportation system connects the Neuquén, San Jorge and Austral basins, the major natural gas fields located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. Substantially all of our transportation capacity, approximately 79% of our aggregate transportation capacity as of December 31, 2019, is subscribed for under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our Natural Gas Transportation business is regulated by ENARGAS, and revenues from this business represented 46.6%, 45.4% and 37.4% of our total net revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

We conduct our Natural Gas Transportation business pursuant to the License, which is currently scheduled to expire in 2027 and which is extendable for an additional ten-year period at our option if certain technical conditions described in the License are met. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch for the extension of our License. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law No. 24,076 (the “Natural Gas Law”), related regulations and our License, the extension should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not met the technical conditions referred to above and, therefore, that the extension of the License should not be granted. To the extent that we were found not to have satisfied the conditions described above or chose not to seek the extension of our License, we would be entitled to certain specified compensation. See “—B. Business Overview—Natural Gas Transportation—Regulatory Framework Certain Restrictions with Respect to Essential Assets” below.

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

The map below illustrates the natural gas pipeline system in Argentina as of December 31, 2019:

For additional information regarding our property, plant and equipment, see “—D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids Production and Commercialization business represented 47.6%, 48.8% and 56.0% of our total net revenues during the years ended December 31, 2019, 2018 and 2017, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunications services. Aggregate net revenues from our midstream and telecommunications business segment represented 5.8%, 5.8% and 6.6% of our total net revenues during the years ended December 31, 2019, 2018 and 2017, respectively.

Within the framework of the agreements signed with the former Ministry of Energy, Mining and Hydrocarbons of the Province of Neuquén and Gas y Petróleo de Neuquén S.A. in April and November 2018, we timely completed the construction of a catchment and gathering pipeline and a natural gas conditioning plant in the Vaca Muerta field that will allow the gathering of non-conventional gas from the Neuquina basin and its subsequent injection into the main gas pipeline systems, ensuring its supply to all of Argentina’s regions.

The Vaca Muerta system has two gathering pipes: the first has a length of 71 miles, a 36” diameter and a 1.2Bcf/d transportation capacity (the “Northern Section”) and the second has a 20 mile extension, a 30” diameter and a 882.3 MMcf/d transportation capacity (the “Southern Section”). The gas transported through this pipeline system will be treated at a new conditioning plant that we built at Tratayén, Province of Neuquén with an initial capacity of 176.6 MMcf/d, which is foreseen to be expanded as the volumes of gas transported in the Vaca Muerta system increase. This project consolidates our position as the first midstream services provider in the Vaca Muerta field and required an investment of approximately U.S.$260 million in the aggregate. On April 29, 2019, the assembly and pressurization works on the connection of the Vaca Muerta pipeline to Neuba II were completed, which led to revenues from the month of May 2019 derived from firm natural gas transportation contracts of 28.2 MMcf/d in the aggregate. On August 22, 2019, the SHR issued Resolution No. 491/2019, which declared this project as “critical” on the terms of Law No. 26,360. This will allow us to obtain certain tax benefits from the investments in this project.

Controlling shareholders

As of the date of issuance of this Annual Report, our controlling shareholder is CIESA, which holds 51% of our common stock. Other local and foreign investors hold the remaining shares of our common stock, including FGS, which holds 24% of our common stock. CIESA is under co-control of Pampa Energía, which directly and indirectly through PHA hold 50% of the share capital of CIESA, and GIP and PCT, which directly and together with WST and indirectly through PEPCA hold 50% of the share capital of CIESA.

For additional information regarding CIESA’s current organizational structure, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Capital expenditures

From January 1, 2017, through December 31, 2019, our aggregate capital expenditures, in Current Currency, amounted to Ps. 32,995.6 million. Such capital expenditures include Ps. 15,447.7 million related to improvements to our gas transportation system, Ps. 2,147.2 million related to liquids production and commercialization activities and Ps. 15,400.7 million related to other services activities.

For the years 2019, 2018 and 2017, capital expenditures mostly include works performed for the execution of the Five-Year Plan and the construction and ramping-up of the Northern Section and Southern Section of the Vaca Muerta pipeline. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

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

Natural gas transportation services accounted for 46.6%, 45.4% and 37.4% of our total net revenues in the years ended December 31, 2019, 2018 and 2017, respectively. In 2019, 79% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2019, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 18,521.2 million, representing 81.9% of the total net revenues for the Natural Gas Transportation segment. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard as to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

Expansions of the system. In February 2017, the Ministry of Mines and Energy called for a national public tender for the purchase of pipelines to extend the natural gas network in some areas of the Province of Santa Fe, the Patagonian Andes and the coast of the Province of Buenos Aires. This tender consists of four projects that will benefit 140,500 households. One of these projects is the extension of the Cordillerano gas pipeline, which will be connected to our natural gas pipeline system. The capacity expansion will be carried out from the two points that feed our system from the area called El Zorro and we will assume the role to audit the works executed. This project also includes the installation of the Río Senguer compressor plant in Neuquén. Due to the current macroeconomic environment, as of the date of issuance of this Annual Report the execution of these works is uncertain.

Within this framework, we entered into a Transitional Union Agreement (“UT”) with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”), a related company, for the purpose of participating jointly in the National Public Bid No. 452-0004-LPU17: Assembly of Pipes for the Construction of the Project “Expansion of the Natural Gas Transportation and Distribution System.” In this regard, the Ministry of Mines and Energy awarded to the aforementioned UT the construction of the Regional II-Recreo/Rafaela/Sunchales Regional Gas Pipeline. As of the date of issuance of this Annual Report, the construction work is almost completed, and the project will finally be put into service after the UT and the Government agree the final terms of the project.

On September 5, 2018, through Resolution No. 125/2018 of the former Ministry of Energy, such Ministry resolved to discontinue the execution of works under the “Northern Work Trust 2006-2008” and the “Southern Work Trust 2006-2008,” formed on December 6, 2006, under the regime of Decree No. 180/2004 of February 13, 2004 and Resolution No. 185/2004 of April 19, 2004, of the former MPFIPyS. Likewise, such resolution instructed Nación Fideicomiso (“NAFISA”) and TGN, as trustees, respectively, of the “Northern Work Trust 2006-2008” and of the “Ampliación Norte 2004-2005 Trust” to consolidate the assets of both, in the “Northern Work Trust 2006-2008,” to continue with the repayment of the contributions and pending investments, without prejudice to the rights of third parties. Also, such resolution instructed NAFISA and us, as trustees, respectively of the “Trust of South Work 2006-2008” and the “Trust Expansion South 2004-2005” to consolidate the assets of both in the “South Work Trust 2006-2008,” which will continue with the repayment of contributions and pending investments, without prejudice to the rights of third parties. Furthermore, the resolution entrusts NAFISA to carry out the residual projects of the “Northern Work Trust 2006-2008” and of the “Southern Work Trust 2006-2008” and to carry out the timely liquidation of the “Ampliación Norte 2004-2005 Trust” and the “Fideicomiso Ampliación Sur 2004-2005,” giving the former Ministry of Energy the appropriate authority in accordance with the provisions of Decree No. 180/2004 and Resolution No. 185/2004.

Additionally, since April 2019, the Government has been developing a regulatory framework to replace the current LNG and liquid fuels imports with nonconventional natural gas from the Vaca Muerta area, which requires to be transported to urban areas. For this purpose, on July 30, 2019, the SHR issued Resolution 437, which includes the rules for a public tender process to grant a new license, including the design and construction of a pipeline, for the operation of a new natural gas transport system, which will be completed in two stages: (i) first, by connecting the area of Tratayén in the Neuquén Province with the area of Salliqueló in the Buenos Aires Province, and (ii) second, by connecting the area of Salliqueló with the city of San Nicolás de los Arroyos in the Buenos Aires Province. The first stage of the project is expected to be working in part within 18 months from the date the license is granted, and should be fully operational within 24 months from the date of the license. The second phase of the project shall be operative within 60 months from the date the license is granted.

The license will be granted for a period of 35 years, renewable for ten years according to the Natural Gas Law. Additionally, during the first 17 years of license a special temporary registry (Régimen Especial Temporario or “Special Temporary Registry”) will be created, which will allow the holder of such license to negotiate the compensation payable to the carriers without restrictions. Such compensation cannot be transferred to the final tariffs of residential clients. The regime of the Natural Gas Law will become effective after such 17-year period.

Before granting the license, the winning bidder should incorporate a special purpose company (sociedad anónima) pursuant to the General Companies Act, under the name “Transportadora de Gas del Centro S.A.”.

The open bidding for this new natural gas transportation license was issued by the SGE on July 30, 2019. On April 2, 2020, the Secretary of Energy postponed the opening until December 30, 2020. As of the date of the issuance of this Annual Report we are currently analyzing our participation in it.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2019, our service area contains 6.2 million end users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. These natural gas distribution companies serve, in the aggregate, 68.0% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for 2019, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (Bcf)	Volume of market served (in %)	No. of end- users (in millions)	Deliveries received from us (in %)
Metrogas (1)	245.4	22.6%	2.4	87%
Camuzzi Pampeana (1)	208.0	19.1%	1.4	96%
Camuzzi Sur	165.8	15.2%	0.7	100%
Naturgy Argentina (1)	120.4	11.1%	1.7	62%
		68.0%	6.2

(1)	Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as of December 31, 2019, 2018 and 2017, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2019		2018		2017
	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
Firm:
Metrogas	590	5,847.3	590	5,991.0	590	2,942.4
Camuzzi Pampeana	558	4,277.3	558	4,365.8	558	2,129.7
Naturgy Argentina…	417	3,484.0	417	3,574.9	364	1,553.6
Camuzzi Sur	388	878.0	388	895.6	388	443.3
Pampa Energía	162	792.9	92	652.6	49	51.4
Others	802	3,241.7	840	3,354.9	844	1,851.0
Total firm	2,917	18,521.2	2,885.0	18,834.8	2,793	8,971.4
Interruptible and others:	-	4,099.2	-	4,950.9	-	2,498.4
Total	2,917	22,620.4	2,885.0	23,785.7	2,793	11,469.8

We play a leading role in the natural gas industry in Argentina and satisfy 68 direct customers and 6.2 million indirect customers. The graph below shows a breakdown of the total firm capacity hired as of December 31, 2019 per type of client:

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2019, 2018 and 2017:

	For the year ended December 31,
	2019	2018	2017
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
Metrogas	494	487	533
Camuzzi Pampeana	350	371	378
Camuzzi Sur	233	244	247
Naturgy Argentina	240	223	208
Others	547	569	512
Subtotal firm	1,864	1,893	1,879
Subtotal interruptible	498	569	448
Total	2,362	2,462	2,327
Average annual load factor (1)	81%	85%	83%
Average winter heating season load factor (1)	90%	98%	90%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

Natural gas’ daily average injection to the pipeline system operated by us amounted to 2,605 MMcf/d, 6% higher than the average 2,462 MMcf/d injected in 2018. In 2019, our effective administration of natural gas dispatch and the cooperative interaction among the different industry actors and the Government, combined with a more intensive maintenance plan, allowed us to operate our pipeline at high levels of efficiency. During such year, there were no restrictions to the supply of natural gas to the industrial and generation customers to redirect such natural gas to the priority users, mainly residential and commercial ussers, and compressed natural gas stations.

The chart below shows the evolution of average daily injections during 2019.

To renew all firm transportation capacity agreements that were expire in the years 2020 and 2021 (448.5 MMcf/d), in 2019 we conducted an open season, achieving an average additional term of 12 years.

Natural Gas Transportation System Improvements. In 2019, 2018 and 2017, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps. 5,847.1 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires area comprises the City of Buenos Aires and its surrounding area. One end of our natural gas transportation system (the “Buenos Aires ring”) is located in the greater Buenos Aires area, where we transfer natural gas for further delivery to major natural gas distribution companies.

During 2019, we experienced two pipeline failures, one in the General San Martín pipeline — between the San Julián and Río Seco compressor plants, in the Province of Santa Cruz and one event caused by third parties in the Cordillerano pipeline— between the Plaza Huincul and Picún Leufú compressor plants. Neither of such failures resulted in material service interruptions, significant damages, or casualties. Despite such incidents, our pipeline system met the natural gas dispatch demand and was in accordance with the requirements of ENARGAS and other relevant authorities. Except for the rupture described above there was no any other major safety related incident in our system in 2019.

In 2019, 2018 and 2017, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenances, prevention and inspection works.

For example, we conducted integrity assessment tasks, such as in-line inspections along 682 miles and direct assessment through Close Interval Survey (CIS) and Direct Current Voltage Gradient Survey (DCVG) techniques (sections with no scraper traps) over 115 miles of pipelines. These tasks have been conducted to identify, assess and control threats to the integrity of our pipelines, such as external and internal corrosion, geometrical defects, manufacture and/or construction anomalies, and recoating failures, among others.

With reference to our recoating program and in line with our commitment outlined in the Five-Year Plan, in 2018 and 2019 we successfully concluded 23 miles and 18 miles, respectively of recoating replacement works in several sections of the General San Martín pipeline. Specifically, during 2019 these works were performed in the General San Martín pipeline, at the Bajo del Gualicho, and San Antonio Oeste plants discharges and the General Conesa’s plant suction. This program, being the most relevant of the works involved in the RTI was the most important ever faced by us not only because of its economic scope but also due to the technical deployment it entails along three times as many kilometers as the average programs carried out over the last five years.

Moreover, in these works we have continued performing nondestructive testing (NDT) such as magnetic particles and ultrasound testing for the identification of manufactured anomalies and Stress Corrosion Cracking (“SCC”) in the body of the pipeline, longitudinal weld seams and girth welds, by means of which we have been able to detect severe anomalies that could be removed through 66 pipe replacements.

We conducted recoating works on surface facilities, reconditioning pipes buried in the scraper trap in Dolavon in the Province of Chubut, to preserve the integrity of the facility and ensure the rendering of our services.

As part of the stress corrosion cracking assessment and mitigation plan, we continued an inline inspection plan with “EMAT” technology to detect cracks over 813 miles in the General San Martín pipeline, 354 miles in the Neuba I pipeline and 51 miles in the greater Buenos Aires ring pipeline.

Pursuant to an analysis and planning performed by our pipeline integrity team, we conducted the assessment of 140 external corrosion defects, geometrical defects, anomalies in longitudinal or circumferential seams, which required immediate reparation through the installation of 27 reinforcement sleeves and 29 pipe replacements.

In the field of cathodic protection, to mitigate the advance of corrosion and improve reliability, we continued strengthening the system with the installation of nine new units, the installation of 17 anode reinforcement and the renewal of 31 obsolete facilities. Said measures were reinforced with the execution of a remote monitoring plan, which we started with the enhancement of 31 remote measurement units and the enlargement of further 8 units, which is foreseen to be completed by 2020. Additionally, to guarantee the safety of our staff during field operations, we concluded earth connection works in 27 cathodic protection units.

Finally, we have concluded the filling of 12 sleeve pipes in the pipeline crossing with access ways, which contributes to the facilities’ reliability and the safety of the population.

We continued with the implementation of works to mitigate third parties’ damages around the Buenos Aires ring area to minimize the risks derived from high population concentration. Accordingly, we finished the installation of an optical fiber intruder detection system in 25 miles of pipeline, distributed as follows: 20 miles between the cities of Cañuelas and San Vicente and 5 miles between Cañuelas and Ezeiza. The final outcome of this job represents a total of 50 miles. We have also reinforced the signaling of our facilities all along the pipeline system in populated areas, among other measures.

Upon the detection of population advances in the proximities of the Neuba I pipeline section near Neuquén, we conducted works to change the pipeline class location through pipeline replacement for an extension of 5 miles.

Lastly, we conducted alluvial recomposition works in our pipelines. These works aim at mitigating and repairing the effects of external forces such as heavy rainfall, which erode and expose pipeline segments. Thus, we have concluded the recomposition of the San Martín pipeline in the Gualicho and Pico Truncado areas. We have also carried out works to restore pipeline coverage in a section that feeds the pumping station YPF-San Román, mitigating exposure risks and damages to facilities. To monitor these kind of abnormalities throughout the whole pipeline system, we have concluded aerial tasks over the San Martín Pipeline from Bahía Blanca to San Sebastián in Tierra del Fuego, covering an extension of 1,231 miles.

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

Ownership of the works of the Second Expansion is vested in NAFISA and the investment is financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have subscribed to the additional capacity. The works are being repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we are in charge of their operation, and maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement and the rendering of natural gas firm transportation services. In order to compensate us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006, we are paid a monthly CAU, which currently is lower than the transportation tariff. The CAU has resulted in increased fees and revenues in our Natural Gas Transportation segment as the expansion works have become operational.

In May 2011, we received debt securities (valores representativos de deuda) from the Gas Trust, issued February 2010, which canceled the account receivable related to services rendered for the 247 MMcf/d expansion works of the Second Expansion. These debt securities were issued in an aggregate principal amount of Ps. 48.1 million, amortize principal in 85 consecutive equal monthly installments, and bear interest at the Coeficiente de Estabilización de Referencia established by Decree No. 214/2002 (“CER”), or Reference Stabilization Ratio as published by the BCRA, plus a fixed spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we manage the operation of the assets associated with the Second Expansion. As compensation for these additional services, we received a total of Ps. 37 million for the 131 MMcf/d expansion works remaining to complete the Second Expansion, in addition to the debt securities received in May 2011. The amendment agreement provided for an advance payment equal to 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. Those debt securities valued at Ps. 8.7 million (including accrued interest) as of December 31, 2019, are recorded in the “Other financial assets at amortized cost” caption in our Financial Statements. The securities are being amortized in 96 monthly, consecutive equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

On July 20, 2016, NAFISA notified us of the former Ministry of Energy’s decision to suspend works for the Second Expansion. We took measures for the collection of the amounts owed by NAFISA to us. Subsequently, on February 2017, NAFISA resumed repayment of the promissory notes it issued to us evidencing NAFISA’s payment obligations to us for the work we completed on the Second Expansion. During 2018 and 2019, we did not have significant delays in the collection of these credits.

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

On July 27, 2016, Petrobras Argentina was acquired by Pampa Energía. For further information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

With the prior approval of ENARGAS and our Board of Directors, in December 2017, we and Pampa Energía agreed to a technical, financial and operational assistance service agreement (the “SATFO”) for a three-year term, expiring on December 28, 2020. The SATFO substantially contains the same terms as the Technical Assistance Agreement, as amended. However, the scope of the contract was extended to include a greater number of services that Pampa Energía must render us. Any amendment, assignment or even termination of the SATFO has to be authorized by ENARGAS. Pursuant to the SATFO, the currency for the technical assistance fee paid to Pampa Energía is U.S. dollars. The Audit Committee also expressed its favorable opinion to such proposal, as required by the Capital Markets Law, because Pampa Energía is a related party.

The SATFO sets out the services to be provided by Pampa Energía to us, at the request of our Chief Executive Officer. Between December 2017 and October 2019 we received from Pampa Energía technical, financial and operational assistance and we paid for such services, in monthly basis, an annual fee in amounts equal to the greater of (i) U.S.$3 million and (ii) an amount equal to 7% of the difference between our net income before interests and income taxes of the most recently ended twelve-month period and U.S.$3 million.

For the year ended December 31, 2019, we recorded a charge of Ps. 1,144.8 million for services rendered by Pampa Energía pursuant to the SATFO.

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

Our Board of Directors, at its meeting held on September 17, 2019, approved a proposal for Pampa Energía, as technical operator of the SATFO, for a significant reduction in the compensation it receives under the SATFO. The General and Special Shareholders Meeting held on October 17, 2019 ratified such proposal. The Audit Committee also expressed its favorable opinion to such proposal, as required by the Capital Markets Law, because Pampa Energía is a related party.

According to such amendment, we extended the term of the SATFO and replaced the provisions relating to the calculation of the fee payable to Pampa Energía. Pursuant to the amended SATFO, we will pay to Pampa Energía, in monthly basis, an annual fee equal to the greater of: (i) U.S.$ 0.5 million and (ii) an amount equal to percentage specified below for the corresponding period applied to the difference between our net income before interests and income taxes of the most recently ended twelve-month period and U.S.$0.5 million:

•	From 12/28/2019 to 12/27/2020: 6.5%
•	From 12/28/2020 to 12/27/2021: 6%
•	From 12/28/2021 to 12/27/2022: 5.5%
•	From 12/28/2022 to 12/27/2023: 5%
•	From 12/28/2023 to 12/27/2024 and onwards: 4.5%.

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

•	creation of trust funds (Resolution No. 185/04 of the former MPFIPyS) in order to finance infrastructure works in transportation and distribution of natural gas;

•	importation of natural gas from Bolivia and Chile, which has increased significantly over the past two years;

•	creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas; and

•	under Law No. 26,741, a stimulus program was created to encourage new investments in exploration and exploitation.

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

Since the beginning of the Macri administration, in December 2015, a series of measures were taken to guarantee supply to meet the growing energy demand. These measures are also aimed at encouraging private investment in the exploration and exploitation of new areas of natural gas production. Such measures include the following:

•	the completion of the RTI processes were prioritized to provide a framework of certainty to the operation of public utility companies;

•	the Ministry of Energy and the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) were reorganized in order to streamline the aforementioned efforts; and

•
the increase of the prices of natural gas at the supply point (“PIST”) and the tariffs of the public transport and distribution of natural gas service have been propitiated in order to correct the deterioration in the supply of this fluid and to reduce the burden that the public subsidies have on the national budget.

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

These resolutions were subject to several legal actions questioning their validity and on August 18, 2016, the National Supreme Court of Justice (hereinafter, the “Supreme Court”) issued a decision (i) requiring compulsory public hearings prior to the establishment of new natural gas transportation and distribution tariffs, (ii) requiring compulsory public hearings prior to the establishment of a new point-of-injection gas price, and (iii) invalidating Resolutions 28 and 31 with respect to residential users, for whom the tariffs effective as of March 31, 2016, were required to be restored.

On August 19, 2016, ENARGAS issued Resolution No. 3,953/2016, mandating the holding of the required public hearing, which was held from September 16 to 18 of 2016 (“September 2016 Public Hearing”) to consider the following: (i) determination of the new PIST price (ii) establishment of the transitory tariffs for transportation and distribution of natural gas, to be effective until new tariffs are set by the RTI process, (iii) establishment of new prices for the distribution of undiluted propane gas through networks (“Propane for Networks Agreement”) and (iv) rate adjustments to be implemented in April and October of each year.

After the September 2016 Public Hearing, the Ministry of Energy issued Resolution No. 212 – E/2016 through which, among other things:

•	fixes the natural gas prices in PIST;

•	provides that the total amount of natural gas prices in PIST shall not exceed certain limits according to the type of customer;

•	maintains the social tariff for the protection of the most vulnerable sectors;

•
establishes the new propane prices for the distribution of undiluted Propane for Networks Agreement, settling at Ps. 800/Tn for residential users and general service P1 and P2, and Ps. 2,100/Tn for general service P3 users; and

•	provides that adjustments will be implemented in the months of April and October of each year, until the total elimination of the subsidies, at which time PIST will be freely determined by the market.

In January 2017, the Government announced the implementation of certain benefits in order to increase oil and natural gas production. This announcement is aimed at attracting local and foreign investments with an emphasis in the Vaca Muerta formation of the Neuquina basin. The announcements included:

•	an agreement with unions to amend current existing collective bargaining agreements for the sector;

•	the elimination of the obligation of repatriation of funds due to oil and gas exports currently regulated by Decree No. 1,722/11; and

•
the creation of a program (regulated by Resolution No. 46-E/2017), the Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program, which establishes a support price for the volume of non-conventional natural gas production from concessions located in the Neuquina Basin included in the program. This program, originally scheduled to be effective until December 31, 2021, included a sliding-scale schedule for the minimum price to be paid per MMBtu: U.S.$7.50 for 2018, U.S.$7.00 for 2019, U.S.$6.50 for 2020 and U.S.$6.00 for 2021. In 2019, such program was modified by the Energy Secretary, and such decision of the Government resulted in conflicts between the Government and natural gas producers which led to a sharp decline in the number of investments made by natural gas producers since the second half of 2019.

In November 2017, within the framework of the process of normalization of the energy sector, the former Ministry of Energy held meetings with the natural gas producers, IEASA, and the natural gas distributors to discuss and establish basic conditions that served as a framework for the supply agreements that they celebrated on January 1, 2018.

During 2018, due to the increase in the exchange rate between the peso and the U.S. dollar, natural gas producers and distribution companies began a process of renegotiation of the agreements signed with prices denominated in U.S. dollars, and the Government assumed, as an exceptional measure, the sums owed by the distributors of natural gas to the producers.

On February 11, 2019, the Energy Ministry issued Resolution No. 32/2019 which sets a new mechanism for price competitions for the provision of natural gas that are developed within the framework of the Mercado Eléctrico de Gas and that will cover the demand for the period from April 1, 2019 to March 31, 2020.

On March 2020, after the COVID outbreak and geopolitical tensions among OPEC+ members and Russia, the oil and LNG prices have fallen sharply. In addition, the quarantine measures taken by the Government to slow down COVID spread have caused a significant decrease in the consumption of natural gas and gasoline. The demand for natural gas in the industrial sector is affected by a reduction of small industries that have been paralyzed especially in the Great Buenos Aires, and some large industries that have reduced their activity.

Additionally, the domestic demand for fuels decreased considerably due to the contraction in consumption and the paralysis of the country. Likewise, important restrictions were verified by the main exporting companies as a consequence of the restrictions imposed by the different countries for the unloading of products.

The extension of the current situation will force producers to reduce their production. The production that does not find a buyer must be exported at considerable losses, or stored. All these situations will mean a reduction in the profitability of new and existing projects.

This unprecedented situation will mean a change in the way in which the activity of production and commercialization of natural gas in Argentina will be developed. Since at the date of issuance of this Annual Report it is not possible to estimate the scope and impact of both the events mentioned above and the measures adopted by the government to mitigate this situation, we are unable to ascertain the impact upon the sector at this time.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the breakdown of natural gas consumption in Argentina in 2004 and 2019 by type of consumer:

Source: ENARGAS

Beginning in 2003, a sharp increase in natural gas demand occurred as a consequence of: (i) the recovery of certain industries in the Argentine economy in 2003, (ii) the 2002 devaluation of the peso as well as the transportation and distribution tariffs and the elimination of both tariff and wellhead gas price adjustments, making this fuel relatively inexpensive for consumers as compared to other types of fuel, the prices of which are affected by inflation, (iii) the growth of GDP between 2003 and 2013 and (iv) the energy policy that seeks to be one of the main producers of natural gas that allows not only to replace the import of natural gas but also to generate the necessary resources for its export. As a result, natural gas became, by far, the cheapest fuel in Argentina and high rates of substitution of natural gas for other fuels in industry, power plants and vehicles have been observed. Likewise, the rising demand for gas has also been based on the recovery of many industrial segments of the Argentine economy, and the lack of availability of natural gas to meet current demand represents a challenge for continued industrial growth at the rates achieved in recent years.

The following table sets forth local natural gas consumption by type of consumer for 2003 and the five consecutive years to 2019, in Bcf:

	2003	2015	2016	2017	2018	2019
Residential (1)	704.3	1,091.0	1,153.8	1,030.4	1,026.8	987.9
Commercial	98.8	129.1	132.4	123.0	121.6	140.9
Industries (2)	1,033.6	1,222.2	1,169.2	1,210.9	1,276.5	1,330.6
Power plants	846.7	1,443.2	1,548.3	1,671.7	1,663.1	1,461.5
CNG	255.4	288.4	273.5	246.9	232.3	238.2
Others (3)	37.7	41.7	46.3	43.1	41.8	41.5
Total	2,976.5	4,215.5	4,323.4	4,326.0	4,362.0	4,200.5

(1)	Includes subdistributors.
(2)	Includes shrinkage natural gas from the Cerri Complex, which is included in Others.
(3)	Includes governmental bodies.
Source: ENARGAS, based on data from the licensees and off system users.

The demand for natural gas in Argentina is highly seasonal, with natural gas consumption peaks in winter. The source of seasonal changes in demand is primarily residential consumers. In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Government has entered into several natural gas import agreements. The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by ENARSA to deal with the decrease in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years.

Demand for natural gas dropped by 3.7% in 2019 compared to the previous year, mainly driven by the slowdown of the economic activity in Argentina.  The decrease in consumption from power generation plants, resulting from the increase in supply of energy from renewable sources and more efficient thermal plants, was offset by higher exports to Chile.

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Noroeste in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2019, 46.6% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LNG tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf basin. We are not connected to the Cuyo or Northwest basin.

The graph below shows the evolution of gross natural gas production from 2009 to 2019 in MMcf/d:

Source: Secretary of Energy

Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves, reserve life and production as of December 31, 2018 and 2017 (the most recent years for which information is available):

Basin	Location by province	Proved Gas Reserves(Bcf)(1)(2)		Production (Bcf)		Reserve Life (years)(3)
		2018	2017	2018	2017	2018	2017
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza (south)	7,001.2	5,826.7	1,002.7	924.4	7	6
Austral	Tierra del Fuego, Santa Cruz (south), and offshore	3,545.9	3,871.8	406.9	377.2	9	11
San Jorge Gulf	Chubut, Santa Cruz (north)	1,496.6	1,501.9	174.7	188.9	9	8
Cuyo	Mendoza (north)	10.6	8.2	1.7	1.7	6	5
Northwest	Salta, Jujuy, Formosa	452.6	539.6	74.5	84.8	6	6
Total		12,506.9	11,748.2	1,660.5	1,577.0	8	7

(1)
Estimated as of December 31, 2018 and 2017, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.
(3)	Weighted average reserve life for all basins, at the 2018 or 2017 production levels, respectively.
Source: Ministry of Energy.

In May 2019, as a result of the development of the Vaca Muerta field, Argentina reached its peak natural gas production in the last ten years. In 2019, total natural gas production increased by 5.0% with respect to the previous year, from 1,661 Bcf to 1,743 Bcf. This increase was mainly attributable to non-conventional exploitation (shale + tight) in the Neuquina basin and, to a lesser extent, other developments in the Austral basin. In particular, non-conventional gas showed a significant increase mainly due to the continued positive performance of Tecpetrol S.A. and its development of the Fortín de Piedra fields.

In 2019, YPF continued to be the main producer in Argentina with a 30% market share, followed by Total Austral S.A. with a 25% market share. The graph below shows the market share of the main natural gas operators in Argentina in terms of production for 2019.

Source: Secretary of Energy

In 2018, total natural gas production increased by 5.3% with respect to the previous year from 1,577 Bcf to 1,661 Bcf. This increase primarily resulted from the non-conventional exploitation of the Neuquina basin and the offshore production carried out in the Austral basin. In particular, non-conventional gas showed a significant increase mainly due to the positive performance of Tecpetrol S.A. and its development of the Fortín de Piedra field.

In 2017, total natural gas production decreased by 0.8% with respect to the previous year from 1,589 Bcf to 1,577 Bcf. During 2017, the average gross production of natural gas was reduced in all the basins except the Austral and Neuquina, which mainly resulted from the non-conventional exploitation of the Neuquina basin and the offshore production carried out in the Austral basin.

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

In December 2015, YPF and Dow Argentina S.A., a subsidiary of Dow Chemical Co., announced an investment of U.S.$.500 million in 2016 for shale gas exploration in Argentina. Both companies, which have already invested U.S.$ 350 million in a joint shale gas venture, said in a statement that total investment could reach U.S.$2.5 billion in coming years. For additional information regarding the development of Vaca Muerta formation, see “-Neuquina Basin” below.

The graph below shows the evolution of gross natural gas production from 2009 to 2019 in MMcf/d:

Natural gas production (in MMcf/d)

Supply from Bolivia –under the framework of the agreement entered by both governments – hit an average of 494.4 MMcf/d, representing a 14.6% drop compared to the volume recorded in 2018. Liquefied natural gas imports (“LNG”) by sea— which is regasified and injected into the natural gas transportation system at the Escobar port located in the Province of Buenos Aires— recorded an average contribution of 183.6 MMcf/d in 2019. This volume was much lower than the 346.1 MMcf/d LNG’s contribution that had been recorded in 2018 from the Escobar and Bahía Blanca terminal. The latter terminal had been closed in late 2018 by the Government in light of expected shale-gas increases in the Neuquina Basin.

It was not necessary to import regasified LNG from the Chile terminals during the 2019 winter. Daily average imports of LNG from Chile in 2018 were 74.2 MMcf/d, which were injected to TGN’s transportation system.

Two relevant developments positively affected the Argentine energy trade balance in 2019. First, commencing in September 2018, Argentine producers made exports to Chile under permanent permits granted by the Government, after said market had been closed for 11 years. Second, the Government entered into a fourth addendum to the Bolivia imports agreement following the recovery of the natural gas production in Argentina and higher volumes entering into the system from the Province of Neuquén. This addendum adjusted the volumes and prices and is effective until to December 31, 2020. Under the new scheme, during the “summer” months (January to April and October to December), YPF would deliver 388.6 MMcf/d, in May and September such volume would increase to 565.0 MMcf/d and in the peak winter months—between June and August— such volume would be 635.7 MMcf/d.

Due to the worsening of the macroeconomic conditions in Argentina, on August 15, 2019, the Government issued Decree No. 566/2019, amended by Decree No. 601/2019, which froze fuel prices on the local market for a period of 90 days. As of the date of this Annual Report, we cannot predict the impact that such measures may have over producers and over their completion of projects to develop the exploration and exploitation of nonconventional fields.

Additionally, since April 2019, the Government has been developing a regulatory framework to replace the current LNG and liquid fuels imports with nonconventional natural gas from the Vaca Muerta area, which requires to be transported to urban areas. Under Resolution 82, after several delays, an open bidding to grant a 35-year period license including the construction and operation of a new natural gas pipeline system was launched. For additional information see “Item 4. Our Information. B. Business Overview. Expansions of the system.” As of the issuance of this Annual Report the open bidding has been postponed until December 30, 2020.

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

Since then, the development of non-conventional gas in the Province of Neuquén has played a leading role in the increase in production of natural gas in 2019 by 8.2% and 17.4% compared to 2018 and 2017, respectively. Tecpetrol S.A. has had a leading role in the Fortín de Piedra area, becoming the main producing field in the country increasing its natural gas production from an average 1.4 MMcf/d in the beginning of 2018 to an average 14.4 MMcf/d during 2019.

Until 2019, Argentina and international producers have been actively seeking opportunities to develop the Neuquina basin, however, given the macroeconomic uncertainty in Argentina and the recent measures adopted by the Government towards the end of 2019 and the beginning of 2020 (including the Solidarity Law), the number of perforations in the area and production significantly decreased. For example, there were no perforations registered in February and March 2020 and production in the Fortin de Piedra area was reduced by 30% between January and December 2019. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—The impact of reforms and measures taken or to be taken as a result of the change of administration are uncertain.”

If brought online, this reserve could potentially help offset the continued decline of the existing production of the Neuquina basin. The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 51.8% was transported by us and approximately 48.2% by TGN for the year ended December 31, 2019.

The natural gas production of this basin represented approximately 62.3% of the total production of natural gas in Argentina during 2019. The chart below shows the evolution of the MMcf/d of natural gas produced in the basin for the period indicated.

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

Under the framework enacted by the Government to promote investments after the issuance of Decree No. 929/2013, in 2014, a joint operation was formed by Wintershall Energía S.A., Total Austral S.A. and Pan American Energy Sucursal Argentina for the investment of U.S.$1,000 million in off-shore gas fields (Vega Pleyade) located in the Tierra del Fuego region. In August 2016, the companies started up production at this field which had a production of 73.6 MMcf/d during 2019.

The governments of the provinces on which these basins are located, together with the Government, have taken several measures to develop nonconventional gas and off-shore sites. During May 2019, the Government granted exploration rights to 13 companies over three off-shore basins. Compañía General de Combustibles S.A. is the most relevant player in the Austral basin, with an investment plan of approximately U.S.$1,453 million.

In addition, ENAP Sipetrol Argentina S.A., YPF and ENARSA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina, and on September 5, 2019, SHR issued Resolutions No. 524 and 525, which granted an eight-year exploration permit on off-shore areas to Shell Argentina S.A. and QP Oil and Gas S.A.U.

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina is comprised by the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees (primarily Decree No. 2255/92 which includes the Basic Rules for Transportation Licenses and Regulations of the Transportation Services), the Pliego, the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law of Argentina regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations, which are no longer in effect, significantly altered the regulatory regime under which we operated since 2002. Notwithstanding this, in December 2019 the national congress passed the Solidarity Law that introduced certain modifications to the RTI concluded in March 2018 with the issuance of Decree 250. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

The Natural Gas Law prohibits natural gas transportation companies (TGN and us) from also being merchants in natural gas. In addition, (i) natural gas producers, storage companies, distributors, and consumers who contract directly with producers may not own a controlling interest (as defined in the Natural Gas Law) in a transportation company; (ii) natural gas producers, storage companies and transporters may not own a controlling interest in a distribution company; and (iii) merchants in natural gas may not own a controlling interest in a transportation or distribution company.

Contracts between affiliated companies engaged in different stages in the natural gas industry must be approved by ENARGAS, which may reject these contracts if it determines that they were not entered into on an arm’s-length basis.

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Argentine Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a subinspector. Finally, on January 31, 2018, through Decree No. 84/2018, the Executive Branch appointed Mauricio Ezequiel Roitman as ENARGAS President for a period of five years, thus terminating the intervention period. However, the Solidarity Law established a new intervention of ENARGAS. Thus, on March 16, 2020, by means of Executive Order No. 278/2020, Federico Bernal was appointed as intervention inspector for a period of one year.

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

At the end of May 2007, due to the rising demand for natural gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition, and submitted written instructions to us. We complied with these instructions and as of the date of this Annual Report our compliance has not resulted in legal action by any of our firm transportation clients, that could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011, which at the date of this Annual Report are in the evidentiary stage. In this action, ENARGAS ruled in our favor alleging that the interruptions were due to the shortage of natural gas.

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

As of the date of this Annual Report, our compliance has not resulted in legal action initiated by any of our firm transportation clients which could have a significant adverse economic and financial effect on us. However, any legal action, if brought, could have a significant adverse economic and financial effect on us.  See “Item 3. Key Information—D. Risk Factors.”

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

Our License has been granted by the Executive Branch by Decree No. 2451/92 for an original period of 35 years, beginning on December 28, 1992. However, the Natural Gas Law provides that we may request ENARGAS to renew its License for an additional period of ten years. ENARGAS must then evaluate the performance of TGS and raise a recommendation to the Executive Branch. At the end of the period of validity of the License, 35 or 45 years, as the case may be, the Natural Gas Law requires that a new tender be called for the granting of the license. As long as we have substantially complied with our obligations under the License, we have the option to match any offer made by a third party to the Executive Branch.

Our License also places certain other rights and obligations on us relating to the services we provide, including:

•	operating and safety standards;

•
terms of service, including general service conditions, such as specifications regarding the quality of gas transported, major equipment requirements, invoicing and payment procedures, imbalances and penalties, and guidelines for dispatch management;

•	contract requirements, including the basis for the provision of service, e.g., “firm” or “interruptible”;

•	mandatory capital investments to be made over the first five years of the license term; and

•	applicable rates based on the type of transportation service and the area serviced.

Our License establishes a system of penalties in the event of a breach of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Through Resolution No. 22/2018, ENARGAS adjusted the amounts of fines applicable in the event of a breach of obligations, which amount shall be updated on April of every year. On May 7, 2019, through Resolution No. 251/2019, ENARGAS updated the amounts of the fines up to Ps. 21.1 million.

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

In addition, as licensee for the provision of gas transportation services, we are subject to Law No. 27,437 (Ley de Compre Argentino y Desarrollo de Proveedores), which is regulated by Decree No. 800/2018 and Resolution 91/2018 of Argentine Secretary of Industry. This law provides a regime for purchases from the Government and other concessionaires of public services in Argentina. Pursuant to Article 1 of this law, all public officers, including those in private companies providing public services under licenses and concessions are required to give preference to the acquisition, lease or lease of goods of national origin.

Decree No. 465/19. On July 5, 2019, the Executive Branch issued Decree No. 465/2019 which instructed SHR to start a national and international bidding process, to grant a new license for the natural gas transportation system, which includes the construction of a pipeline between Tratayén and Salliqueló (in the Buenos Aires Province) and between Salliqueló and San Nicolás. Through Resolution No. 437 issued on July 30, 2019, SHR called for the bidding process. On April 2, 2020, the Secretary of Energy extended the deadline to submit the bids until December 30, 2020.

The terms and conditions of the license granted under this bidding process will be those of the Natural Gas Law, except for the creation during the first 17 years of license of a Special Temporary Regimen (Régimen Especial Temporario), which will regulate the tariffs in a different way from that provided in the Natural Gas Law.

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

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2016 (applicable for all kind of users except for residential), and October 7, 2016 (applicable for all of our customers), to March 31, 2017, after the issuance of Resolution No. 3724 and No. 4054/2016 (“Resolution 4054”):

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
Source: ENARGAS Resolution 3724 and 4054.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2017, until November 30, 2017, following the issuance of Resolution 4362:

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
Source: ENARGAS Resolution 4362.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from December 1, 2017, until March 31, 2018, following the issuance by ENARGAS of Resolution No. 120/2017 (“Resolution 120”):

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
Source: ENARGAS Resolution 120.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2018 to September 30, 2018 following the issuance of Resolution No. 310/2018 (the “Resolution 310”):

Between April 1, 2018 and September 30, 2018
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
Source: ENARGAS Resolution 310.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from October 1, 2018 to March 31, 2019 following the issuance of Resolution No. 265/2018 (the “Resolution 265”):

Between October 1, 2018 and March 31, 2019
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
Source: ENARGAS Resolution 265.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2019 to March 31, 2020, following the issuance of Resolution No. 192/2019 (the “Resolution 192”) and the enactment of the Solidarity Law, which provides that natural gas transportation and distribution rates will remain unadjusted for a maximum period of 180 days from December 23, 2019:

Between April 1, 2019 and March 31, 2020
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps. 1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	2.665144	88.837143	0.49
	Santa Cruz Sur	5.374436	179.147196	0.98
	Chubut Sur	13.709213	456.974163	3.38
	Buenos Aires Sur	16.151349	538.378143	5.60
	Bahía Blanca	24.740042	824.667950	8.40
	La Pampa Norte	24.652320	821.743392	8.60
	Buenos Aires	28.946110	964.870213	10.35
	Greater Buenos Aires	32.477525	1,082.584470	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	2.701084	90.035383	0.49
	Chubut Sur	11.023917	367.463752	2.89
	Buenos Aires Sur	13.471273	449.042042	5.11
	Bahía Blanca	22.104511	736.816745	7.91
	La Pampa Norte	22.100543	736.684093	8.11
	Buenos Aires	26.324347	877.477681	9.86
	Greater Buenos Aires	29.866623	995.555027	10.78
From Chubut to:	Chubut Sur	2.678866	89.295068	0.49
	Buenos Aires Sur	5.022927	167.428204	2.71
	Bahía Blanca	13.394433	446.475235	5.51
	La Pampa Norte	14.064048	468.798959	5.71
	Buenos Aires	17.412596	580.417750	7.46
	Greater Buenos Aires	20.761144	692.036541	8.38
From Neuquén to:	Neuquén	2.380356	81.611872	0.49
	Bahía Blanca	11.561677	385.275827	2.80
	La Pampa Norte	12.453197	414.995282	3.15
	Buenos Aires	15.657864	521.815701	3.91
	Greater Buenos Aires	19.178646	640.430576	4.86
From Bahía Blanca to:	Bahía Blanca	2.678855	89.295082	0.49
	La Pampa Norte	0.669714	22.323718	0.20
	Buenos Aires	4.018247	133.942519	1.95
	Greater Buenos Aires	7.366815	245.561319	2.87

(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 192.

In addition to the tariffs above, we are entitled to a CAU. Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016, by ENARGAS. We received an additional 50% and 19.7 % increase in the CAU on April 1, 2018, and October 1, 2018, respectively. In 2019, we recognized revenues of Ps. 835.7 million as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

On June 26, 2018, as a result of the conclusion of our renegotiations of our License, we, CIESA and its former and current shareholders, withdrew all of the legal claims filed against the Government related to our business resulting from the Public Emergency Law.

Tariff situation.

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

Under the framework of the agreement signed in February 2016 (the “2016 Transitional Agreement”), on March 31, 2016, ENARGAS issued Resolution 3724, which approved revised tariffs as of April 1, 2016, including the CAU, for the Natural Gas Transportation business segment, providing for a 200.1% increase. Additionally, among other things, Resolution 3724 required us to not distribute dividends without the prior authorization of ENARGAS after reviewing our compliance with the transitional mandatory investment plan included in the 2016 Transitional Agreement (the “2016 Investment Plan”). As of the date of this Annual Report, the 2016 Investment Plan is fully executed and has been approved by ENARGAS.

As several legal proceedings were initiated against Resolution 3724 in order to obtain the annulment of the increase of the PIST and the tariff increases for the natural gas transportation and distribution licensees approved by ENARGAS, we were not able to bill the 200.1% increase in full. On August 18, 2016, the Supreme Court order issued its final decision mandating the Government to: (i) implement compulsory public hearings prior to the establishment of natural gas transportation and distribution tariffs, (ii) implement compulsory public hearings prior to the establishment of the point-of-injection gas price and (iii) declare the invalidity of Resolutions 28 and 31 with respect to residential users, for whom tariffs had to be returned to tariff rates effective as of March 31, 2016.

On August 19, 2016, ENARGAS issued Resolution No. 3953/2016, which implemented the decisions arising out of a public hearing before the Supreme Court. For additional information regarding the public hearing’s agenda, see “—Natural Gas Transportation—The Argentine Natural Gas Industry.”

As a result of this public hearing, since October 7, 2016, we were able to collect the revised tariffs at the levels provided for in Resolution 3724, allowing us to complete in full our 2016 Investment Plan.

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

On March 27, 2018, the Executive Branch issued the Decree No. 250 which ratified the 2017 Integral Agreement (as defined below). This decree represents the conclusion of the RTI process and the finalization of the agreement signed on March 30, 2017, between TGS and the Government (the “2017 Transitional Agreement”), and thus, the final renegotiation of our License. Therefore, we and our former and present shareholders abandoned any claim, including the ICSID Claim, on June 26, 2018.

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

As required by Resolution 74, the first of the tariff increases was granted by Resolution 4362 since April 1, 2017, amounting to 64.2% of our natural gas transportation service tariff. In this opportunity, the CAU was not increased.

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

On March 27, 2018, through Decree 250, the Executive Branch ratified the 2017 Integral Agreement, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concludes the RTI process and terminates the 2017 Transitional Agreement, representing the final renegotiation of our License with the Government after 17 years of negotiations. As a result of the foregoing (i) we are entitled to the final tariff increase contemplated in Resolution 4362 (finally granted by Resolution 310 mentioned above), and (ii) we and our current and former shareholders withdrew any claim against the Government related to our business resulting from the Public Emergency Law, including the ICSID Claim, on June 26, 2018.

On June 21, 2019, SHR issued Resolution 336, through which the payment of 22% of the bills issued from July 1, 2019 to October 31, 2019 to residential customers of natural gas was deferred. Such deferral will be recovered through the bills issued from December 1, 2019 in five consecutive monthly installments. It is expected that the Government will compensate licensors for such deferral. On August 22, 2019, SHR issued Resolution No. 488/2019 (“Resolution 488”) which established the procedure to calculate the deferral provided by Resolution 336. Furthermore, Resolution 488 instructs the implementation of a procedure to calculate and pay the compensation for licensors. As of the date of this Annual Report, the regulation containing the calculations and payment method for such compensation has not been issued.

The Solidarity Law provides that natural gas transportation and distribution tariffs will remain unadjusted for a maximum period of 180 days from December 23, 2019 and that the Executive Branch is authorized to renegotiate such rates, either within the framework of the current RTI or through an extraordinary review in accordance with the provisions of the Natural Gas Law. As of the date of issuance of this Annual Report, no action has been taken by the Government to adjust our tariffs in accordance with the RTI or otherwise.

Later, as a consequence of the spread of the COVID pandemic and the measures taken by the Government to reduce its impact, the Executive Branch issued Decree 311 which suspends, for certain type of users, the outage of natural gas and electricity public services for 180 days. This situation is currently affecting the collection of credit accounts of our main natural gas transportation customers. Thus, as of the date of issuance of this Annual Report, we have suffered delays in the collections from our gas distribution customers.

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

On September 4, 2018, a new public hearing was held at which we presented a proposed adjustment for our tariffs for the following six months for natural gas transportation service. Finally, on September 28, 2018, ENARGAS issued Resolution 265, which provides an increase of 19.67% over the tariff for the natural gas transport service. This increase came into effect on October 1, 2018.

On February 26, 2019, a new public hearing took place with the aim of establishing the semiannual tariff. On March, 29 2019, ENARGAS issued Resolution 192 which provides an increase of 26% over the tariff for the natural gas transport service. This increase came into effect on April 1, 2019 and was calculated considering the WPI for the period August 2018 – February 2019.

On September 3, 2019, SHR issued Resolution 521 – later complemented by Resolution N° 751/2019- which defers the semiannual adjustment corresponding to October 1, 2019, to February 1, 2020.

Resolution 521 provides that companies will be compensated for their loss of income through the review and adjustment of the investments included in the Five-Year Plan. As of the date of this Annual Report, we have not agreed with ENARGAS on the amount of such compensation.

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

•	match the best bid submitted by third parties in the New Bidding, if it would be higher than our bid mentioned above, paying the difference between both values to obtain a new license; and

•
if we have participated in the New Bidding but are unwilling to match the best bid made by a third party, receive the appraisal value as compensation for the transfer of the essential assets to the new licensee, with any excess paid by the third-party remaining for the grantor.

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

Environment

Environmental matters of the natural gas transportation business are governed by regulation NAG153 (as described below) issued by ENARGAS, which sets the guidelines for the implementation of an environmental management system and for the obligation to evaluate the environmental impact of projects.

Our business activities primarily have an impact on the atmosphere (as a result of methane release and combustion gases), the soil and watercourses due to the pipelines (including maintenance, third parties’ actions or failures). Our activities also generate hazardous waste and environmental noise. Further, we may be required to handle universal archeological or paleontological findings during works. All these aspects are monitored and measured under our comprehensive environmental program. We also conduct an annual emergency drill program to test our response capacity under safety and environmental emergencies, the 2019 drill was completed with satisfactory results. Our policy also extends to our contractors, who are required to comply with the same standards and implement environmental protection measures for the execution of each work.

Competition

Our Natural Gas Transportation business provides an essential public service in Argentina in accordance with Article No. 1 of the Natural Gas Law. Although there are no regulatory limitations on entry into the business of providing natural gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with natural gas distribution companies or end-users to transport a sufficient quantity of natural gas to justify the capital investment. The building and operation of a natural gas pipeline requires important technical know-how and high investment levels

Also, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for natural gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the natural gas transportation systems and the finding of significant natural gas reserves. Given the potential of Vaca Muerta’s non-conventional gas formation, other competitors, new market participants or even us in association with third parties, may become interested in participating in the construction of new similar projects that could have an impact on our competitive position and on our financial situation and future results.

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

Additionally, since April 2019, the Government has been developing a regulatory framework to transport nonconventional natural gas from the Vaca Muerta area to urban areas. For this purpose, on July 30, 2019, the SHR issued Resolution No. 437/2019 (“Resolution 437”), which published the rules for a public tender process to grant a new license, including the design and construction of a pipeline, for the operation of a new natural gas transport system, which will be completed in two stages: (i) first, by connecting the area of Tratayén in the Neuquén province with the area of Salliqueló in the Buenos Aires province, and (ii) second, by connecting the area of Salliqueló with the city of San Nicolás de los Arroyos in the Buenos Aires province. The first stage of the project is expected to be working in part within 18 months from the date the license is granted, and should be fully operational within 24 months from the date of the license. The second phase of the project shall be operative within 60 months from the date the license is granted.

The license will be granted for a period of 35 years, renewable for 10 years according to the Natural Gas Law. Additionally, during the first 17 years of license a Special Temporary Registry (Registro Especial Temporario) will be created, which will allow to negotiate the compensation payable to the carriers without restrictions. Such compensation cannot be transferred to the final tariffs of residential clients. The regime of the Natural Gas Law will become effective after such 17-year period.

Before granting the license, the awarded bidder should incorporate a company (sociedad anónima) in the terms of the General Companies Act, named “Transportadora de Gas del Centro S.A.”, which shall have a specific and exclusive purpose.

As of the date of the issuance of the present report, although the Government has not confirmed its intentions to conduct the project, we are currently analyzing our participation in it. If this project continues and is awarded to another company, then we will compete with Transportadora de Gas del Centro S.A on a day-to-day basis for natural gas, interruptible transportation services, and from time-to-time, for new natural gas firm transportation services made available as a result of future expansion projects.

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

We own the Liquids obtained at our Cerri Complex. We purchase natural gas in order to replace thermal units consumed in the Liquids production process. These natural gas purchases are negotiated with certain natural gas distributors, traders and producers. The results of our Liquids Production and Commercialization segment are subject to risks associated with commodity price changes.

During 2019, 2018 and 2017, all of our Liquid sales were on our own account. Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic market” below.

Liquids production in 2019 reached 1,127,558 short tons, a decrease of 44,248 short tons or 3.8%, with respect to Liquids production in 2018. This decrease was mainly due to a 29% decrease in ethane sales in 2019, primarily as a result of an accident in June 2019 at the facilities of PBB (our sole ethane purchaser) that affected its capacity to purchase our ethane production until October 2019. This was partially offset by an increase in volume produced of propane and butane. In during the winter season of 2019 there were no production restrictions given the higher local gas supply derived from non–conventional gas developments.

Liquids production in 2018 reached 1,171,806 short tons, an increase of 169,949 short tons or 17%, with respect to Liquids production in 2017. This increase was mainly due to higher ethane took by PBB.

In 2019, we were the second ethane producer behind MEGA, and our market share increased to more than 40% of the total ethane produced in Argentina in that year. The graphs below show our share in total propane and butane production in Argentina during 2019:

On October 12, 2018, through a joint bidding process with MEGA, we awarded Geogas Trading S.A. an export contract for LPG for the period of October 19, 2018, to March 30, 2019. As in previous contracts, the price was determined at the international reference price (Mont Belvieu) plus a fixed price per ton sold. The performance of the joint adjudication process with MEGA allowed us to obtain an improvement in the fixed price and to optimize the logistics management of cargo of the ships.

After the end of the aforementioned contract, between the months of April and December, we export propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing to considerably increase the individual fixed prizes of each operation.

Regarding natural gasoline exports, for the period between February 1, 2019, and January 1, 2020, we entered with Petrobras Global Trading B.V. into a new agreement that improved commercial conditions. The sale price is calculated based on the NWE ARA price minus a fixed discount per ton sold. To guarantee continuity in the supply of this product, we renewed the agreement with Petrobras Global Trading B.V. for the period of February 1, 2020, to January 31, 2021.

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although volumes exported using this modality are much lower than exports by sea, they allow us to obtain a larger profit margin.

Our entire ethane production is sold to PBB through a long-term agreement signed on September 6, 2018. This agreement will expire on December 27, 2027 and includes, among other conditions, TOP and DOP commitments for minimum annual quantities of 308,644 short tons per year, which is lower than the TOP quantities included in the 2015 ethane agreement with PBB. If either of the parties does not comply with the TOP or DOP conditions, as applicable, that party is required to compensate the other party for the breach of the minimum annual quantities commitment. Pursuant to the current contract with PBB, in case of a default by PBB with respect to its TOP commitments, PBB will be required to compensate us.

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

Our Liquids Production and Commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 47.6% in 2019, as a consequence of the adverse change in the regulated Natural Gas Transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports.

Propane, butane and natural gasoline export prices in Argentina decreased 28.5%, 23.3% and 17.0%, respectively, in 2019 compared to the prices of such liquids in 2018. International reference prices fell during the first half of 2019, showing recovery signs as from the month of August. Due to global economic instability and the confrontation between the main oil producers in the world, the reference price of propane, butane and natural gasoline fell approximately 41.6%, 56.2% and 74.2%, respectively.

In 2019, our export revenues from the Liquids Production and Commercialization segment were Ps. 9,144.9 million and represented 18.8% of our total net revenues and 39.5% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,146,825 short tons, and the volume of sales from Liquids exports was 439,650 short tons, representing 38.3% of our total liquids sales volumes.

The annual sales of our Cerri Complex for 2019, 2018 and 2017 in short tons were as follows:

	2019	2018	2017
Ethane	312,651	437,362	311,786
Propane	416,519	334,852	353,561
Butane	287,083	260,761	260,171
Natural Gasoline	130,572	132,311	133,802
Total	1,146,825	1,165,286	1,059,319

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

The provisions of Law No. 26,020 set the sale prices of LPG for the local market and the SHR is the body that periodically determines the minimum volume of product that each producer must allocate for commercialization in order to ensure domestic supply. The former Federal Energy Bureau established, through several resolutions, reference prices applicable to sales of LPG containers of less than 45 kilograms and to wholesale LPG sales exclusively to LPG retailers (fraccionadores).

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

During 2019, the Government introduced several amendments to the prices of the products commercialized under the Households with Bottles Program. The prices per ton of butane and propane increased as follows: (i) from February 1, 2019 to May 10, 2019, to Ps. 9,154 and Ps. 9,042 respectively, (ii) from May 10, 2019 to June 30, 2019, to Ps. 9,327 and Ps. 9,213 respectively, and (iii) since July 1, 2019, to Ps. 9,895 and Ps. 9,656 respectively. Furthermore, since February 1, 2019 the compensation received through the Households with Bottles Program was completely eliminated.

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

On March 16, 2015, through Resolution No. 36/2015, which modified Resolution No. 792/05, the Ministry of Energy set the method to calculate the LPG export parity that would be updated monthly by this agency. These modifications generated an increase in the prices at which the LPG is sold in the local market to those customers who do not fall under the Households with Bottles Program and the Propane for Networks Agreement.

Since the Propane for Networks Agreement was signed between the Government and producers of LPG, including us, in 2003, we have complied with our commitments under that agreement. Pursuant to the Propane for Networks Agreement, which has been extended several times, the Ministry of Energy fixed prices and procedures by which it compensates participating companies. The compensation received is calculated as the difference between the sales price established for the domestic market and the LPG export parity price published monthly by the Ministry of Energy. The compensation is calculated on a monthly basis.

In May 2018, we signed the sixteenth extension of the Propane for Networks Agreement, which served as a framework for the marketing of the products stipulated therein for the period from April 1, 2018 to December 31, 2019. Additionally, this extension established the price at which propane intended for this program concept will be sold to the customer. As of the date of this Annual Report, a new agreement has not been concluded. Notwithstanding the foregoing, on January 14, 2020 we received an instruction from the Ministry of Energy to deliver propane in accordance with the conditions of the sixteenth extension of the Propane for Networks Agreement, and such authority expressed that it will take actions to uphold the Propane for Networks Agreement until at least June 30, 2020.

The Government compensates us for our participation in the Propane for Networks Agreement. Although we have not received this payment in a timely manner, collections improved in 2017, 2018 and 2019. As of December 31, 2019, we had Ps. 143.8 million in receivables against the Government in connection with the Households with Bottles Program and the Propane for Networks Agreement.

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

On September 28, 2018, Decree No. 865/2018 was issued and established modifications to Decree No. 793/2018. In accordance with such decree, the export duty may not exceed Ps. 4 for each U.S. dollar of the taxable value, including the amount that the application of the aliquot, or the official free on board price, as applicable, provides. For merchandise included in the common customs nomenclature of the MERCOSUR tariffs will not exceed Ps. 3 for each U.S. dollar of the taxable value, including the amount that the application of the aliquot or the official free on board price, as appropriate, provides. If these limits are applied, they will remain in Ps. until the cancellation of the obligation.

Environment

In addition to this sector-specific regulation, we must comply with the environmental legislation set by each of the seven provinces where the high-pressure trunk gas pipeline system runs.

Our production and liquid storage facilities are subject to Law No. 11,459 of industrial establishment of Buenos Aires. Additionally, we must comply with all environmental legislation issued by the province, which includes laws and regulations of gas emissions, waste emissions, use of public waters and return of effluents, among others. Both facilities in the Cerri Complex and Puerto Galván have valid environmental certificates.

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

For example, at the end of 2000, MEGA finished building and began operation of a gas processing plant with a capacity of approximately 1.3 Bcf/d, located in the Province of Neuquén. Although the construction of this gas processing plant initially resulted in lower volumes of gas arriving at the Cerri Complex, we have been able to undertake measures to substantially mitigate any negative impact of MEGA’s activity. However, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas (i.e., gas with lower liquids content) arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services.

Formerly, our sole purchaser of ethane, PBB, decided, for commercial reasons, to give priority to the product provided by MEGA. If PBB continues with its policy of taking increased volumes of ethane from our competitors, this situation could adversely affect our revenues from Liquids production and commercialization services, if we are unable to sell the ethane and must reinject it into the gas stream.

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

Midstream Services

Through midstream services, we provide integral solutions related to natural gas from the wellhead up to the transportation systems. The services are comprised of gas gathering, compression and treatment, as well as construction, operation and maintenance of pipelines, which are generally rendered to natural gas and oil producers at the wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream, as well as services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, and steam generation for electricity production. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters.

This business segment includes the transportation and all related services provided in Vaca Muerta after the important project carried out during 2019 which allow us to comply with the agreements signed with the main natural gas producers in the area.

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

As for the construction services, the connection of the natural gas supply of the General Rojo thermal power plant to the DVS Construcciones S.A. firm was completed in May 2017 and the gas supply work of the Spegazzini thermal power plant, belonging to Generación Mediterránea S.A., was completed in August 2017.

We have entered into an UT with SACDE for the purpose of participating jointly in the National Public Bid No. 452-0004-LPU17: Assembly of Pipes for the Construction of the Project “Expansion of the Natural Gas Transportation and Distribution System”. As a result of this bid, the Ministry of Mines and Energy awarded to the aforementioned UT the construction of the Regional II-Recreo/Rafaela/Sunchales Regional Gas Pipeline. As of the date of issuance of this Annual report, construction works are still in progress.

Furthermore, we aim to have a leading role in the development of the energy sector of Argentina. In this sense, we developed the projects of the Southern Section and Northern Section in the Vaca Muerta fields. To make these investments viable, we executed agreements with various natural gas producers and hired treatment of natural gas services for a period of 10 years.

The total investment in both the Northern Section and the Southern Section was U.S.$260 million, and may amount to up to U.S.$800 million with the expansion of the natural gas reserve plant serving Vaca Muerta and other areas of the Neuquina basin. The plant will capture and transport the natural gas production of eight hydrocarbon areas adjacent to Vaca Muerta. The Northern Section and Southern Section will provide the infrastructure to transport and condition the production of natural gas for its entry into the transportation systems through 91 miles. The natural gas pipelines have a transportation capacity of 2.2 Bcf/d and the modular conditioning plant has a capacity of 176.6 MMcf/d in its initial stage.

Additionally, in February 2020, we approved a project to expand the plant located in Tratayén. The execution term of this project is for one year—works are expected to commence in the fourth quarter of 2020— and will require a U.S.$15 million investment. This project will consist of a 42.4 MMcf/d increase in the plant’s treatment capacity, the installation of a butane extraction unit and the building of facilities for liquids storage and dispatch. This project is expected to improve the profitability of our investment and we believe will generate business alternatives required for the sustainable development of the area by natural gas producers.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

In line with our mid- and long-term business consolidation strategy, Telcosur signed agreements with new clients and extended or renewed current agreements. With the technological update of the main Cerri-Río Grande telecommunications system in 2019, we have completed the update of the whole telecommunications system, as in 2018 we had finished the section Buenos Aires – Bahía Blanca – Neuquén.

We have also expanded the video surveillance system, digital signage at the office, plants and bases and Wi-Fi at the Cerri Complex. These achievements will improve our connectivity and will enable us to render services to oil and gas producers and service companies in Vaca Muerta.

C. Organizational Structure

The following is a summary diagram of our subsidiaries and affiliates as of March 31, 2020, including information about ownership and location:

(1)	Incorporated in Argentina.
(2)	Incorporated in Uruguay.

As of the date of this Annual Report, we are performing the formal steps to liquidate Emprendimientos de Gas del Sur S.A. (“EGS”).

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,706 miles long, of which 4,745 miles operated under the License on an exclusive basis. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high-pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/square inch. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2019, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,939	24/30	853/995	59	17	512,800
Neuba I/Loop Sur	1,217	24/30	853	18	6	65,800
Neuba II	1,307	30/36	975/995	21	7	194,000
Other (1)	273	Various	Various	6	3	7,500
Total	5,736			104	33	780,100

(1)	Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 239 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Straits of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the City of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the Province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in the northern Santa Cruz and southern Chubut Provinces. The natural gas pipeline primarily serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca, Puerto Madryn and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Ancillary Facilities

Cathodic Protection System

Currently, we operate cathodic protection devices, which are located along our main pipelines. The objective of this system is to prevent the corrosion process. The corrosion process causes metal loss, which, depending on the severity of the damage, may cause pipeline ruptures. Cathodic protection equipment includes direct current rectifiers, and generators powered by thermic, turbine natural gas engines in locations where no electric lines are available. The system also includes an impressed current anode, which facilitates circulation of electricity through the circuit formed by the generator, the anode itself, the pipe and the land.

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

Natural Gas Control System

Located at our Buenos Aires headquarters, the gas control system controls scheduled gas injections and deliveries and allows us to follow gas flows in real time. Data is received from compressor stations by phone and automatically from remote terminal units (“RTUs”) installed in the receipt and delivery points equipped with the Electronic Flow Measurement (EFM) system. The information is normally collected by the supervisory control and data acquisition system (which has an ad hoc database that is updated every 30 seconds on average) and is then consolidated into other databases. In order to control gas injection and deliveries, we have developed a software system called Solicitud, Programación, Asignación y Control, which, among other things, allows us to control actual volumes and projected future injections to determine producer deviations. As part of this system, we operate meteorological equipment and receive daily weather information from various sources, which is used for the purpose of forecasting natural gas demand.

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

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and four gas compression plants with a total treatment capacity of 206.6 MMcf/d and a total compression capacity of 34,790 HP, respectively.

Throughout the year 2019, we successfully concluded assembly and pressurization works of an important Vaca Muerta project that involved an aggregate investment of U.S.$ 260 million and will be pivotal in the development of Vaca Muerta natural gas reserves. The execution of these works demanded great commitment from our team and compliance with all the terms agreed with our customers. The Vaca Muerta project was executed in three stages:

•          Milestone 1: on April 30, 2019, we finished the construction of the southern section of the Vaca Muerta pipeline, its connection to the northern Vaca Muerta pipeline and the segment that extends from connection to the project’s conditioning plant (the construction of which is still ongoing) located in the city of Tratayén, Province of Neuquén. In addition, both an early conditioning plant (integrated to the definite conditioning plant) and the plant connection to the Neuba I pipeline began operations.

•          Milestone 2: on November 3, 2019, the northern section of the Vaca Muerta pipeline began operations, connecting the Rincón la Ceniza field with the southern section of the Vaca Muerta pipeline.

•          Milestone 3: on December 12, 2019, the northern section of the Vaca Muerta pipeline began operations, extending from the Los Toldos I South field to Rincón la Ceniza, connected with the section previously started. The completion of this section, represented the completion of the northern section of the Vaca Muerta pipeline.

This pipeline system goes through several hydrocarbon fields, including Bajada de Añelo, La Calera, Rincón la Ceniza, Los Toldos I Sur and Pampa de las Yeguas I and II. The following map shows the location of the Vaca Muerta pipeline.

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province, which consist of (i) a flexible and modern microwave digital network with SDH technology over more than 2,859 miles, which covers the Buenos Aires–Bahía Blanca–Neuquén routes to the West and the Buenos Aires–Bahía Blanca–Comodoro Rivadavia–Río Grande routes to the South, and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the La Plata–Buenos Aires–Rosario–Córdoba–San Luis–Mendoza routes. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 374 miles, which covers the Puerto Madryn–Pico Truncado route.

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 745 miles, which links Buenos Aires–Bahía Blanca–Neuquén; (ii) a fiber optic network of approximately 497 miles, which covers the Bahía Blanca–Puerto Madryn route; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado–Río Gallegos. In 2013, we installed 81 miles of fiber optics to connect the city of Río Gallegos and the radio station “El Cóndor” which is the southernmost continental radio station in South America.

Environmental and Sustainability Policy

Our safety and environment policy establishes a commitment of compliance with the applicable legislation in environmental matters, the prevention of pollution and the continuous improvement of its Sistema de Gestión Integrado (“SGI”). This commitment extends not only to our personnel, but also to contractors who work for, or provide services to, us.

Aligned with our safety and environment policy, we implemented an environmental management system, which is integrated with quality, safety and occupational health management. The SGI is certified according to ISO 9001, ISO 14001 and OHSAS 18001. Described in this framework are the processes that make up environmental management and the responsibilities and procedures associated with each of them.

A requirement of fundamental importance for us is to guarantee compliance with applicable environmental legislation, both in regulatory matters and at the level of the different jurisdictions in which we operate. To put it into practice, we have specific procedures that establish the obligations related to specific areas and a strategy to monitor the requirements of the authorities that allow for the maintenance of the environmental permits necessary to operate. In the case of projects, the environmental impact assessment is carried out following the requirements of Argentine natural gas rule 153 (“NAG153”), and any other applicable requirement requested by each local authority. The projects are carried out following the guidelines of the environmental protection plans that arise from the evaluation process.

In the framework of strengthening sustainability management, progress was made in the first stage of our environmental improvement program (the “Environmental Improvement Program”), with the aim of managing projects that reduce the environmental impact of our operations. A series of projects focused on optimizing the measurements of environmental variables was carried out in order to have a baseline on which to set objectives associated with improvement projects, such as the calculation of the Company’s carbon footprint, and the balance of energy efficiency in the Cerri Complex, Galván Plant and headquarters. We continue to evaluate technical alternatives with the goal of achieving “zero effluent” in the Cerri Complex.

Environmental performance is monitored through indicators that show trends in the main variables and serve as a basis to evidence the process of continuous improvement. In turn, the adequacy of the SGI in relation to the certified standards is verified through an annual program of internal audits.

We recognize that caring for the environment in the communities, where we carry out our activities, is essential to the strength of our business. We understand that business success is based on the ability to be recognized for operational efficiency, social responsibility and a commitment as a local company.

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

The Environmental Improvement Program seeks to reduce negative environmental impacts and avoid lawsuits for environmental issues and non-compliance with legislation. In order to meet its objectives, the following projects have been developed:

•	inventory of gaseous emissions;

•	monitoring of gaseous emissions from the Cerri Complex;

•	zero effluent in the Cerri Complex;

•	diagnosis of energy efficiency in the Cerri Complex, Puerto Galván and our headquarters;

•	measurement of the vents generated by the use of seals; and

•	sewage effluent treatment plant in Plaza Huincul.

Prevention and Control of Impacts on the Environment

We have a database that evaluates all activities that may have a significant impact on the environment or risks to the health and safety of our staff and contractors.

The main environmental factors affecting our operations are related to emissions to the atmosphere (including methane and combustion gases), generation of waste, environmental noise, and archaeological or paleontological findings. To assess the respective risk, all of these factors are evaluated based on the probability of occurrence and the magnitude of the damage that such factor could cause. Those environmental factors have one or more control procedures to guarantee our adequate operation.

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

Insurance

We maintain insurance, subject to deductibles, against third-party liability for damage to all of our facilities used in the Liquids and Other Services business segments and our pipeline assets that pass under rivers or other bodies of water and the Straits of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant to a standard D&O insurance. For additional information, see “Item 3. Key Information.—D. Risk Factors.—Risks Relating to Our Business—Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.”

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2019, 2018 and 2017 relate to the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

We maintain our accounting books and records in pesos. Our Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with the accounting policies based on IFRS as issued by the IASB.

Our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2019, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2019, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2018, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2018 and 2017, included elsewhere in this Annual Report have been restated to Constant Currency in accordance with IAS 29 for comparative purposes. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2019.

For information relating to the presentation of financial information, see “Presentation of Financial and Other Information.”

Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business at the end of each reporting period, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. Subsequent to the reporting period, there have been changes in the global and Argentinean economy as a consequence of COVID. Thus, it is reasonable that our estimates made at December 31, 2019 could change as the negative consequences over our results of operations and financial condition.

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

Since August 2019, the main macroeconomic and business variables of Argentina suffered a significant deterioration which led the Government to take measures affecting the regulatory framework of the Natural Gas Transportation segment (see “Item 3. Key Information. D. Risk Factors. Risk Related to Argentina”). We consider the macroeconomic situation of Argentina and the measures taken by the Government in response thereof as indicators of impairment to determine the carrying value of our PPE for impairment.

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of Liquids and the cost of natural gas used to produce such liquids; (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments; and (iii) for all of our assets, (x) projections of the future costs to be incurred, and (y) forecasts of macroeconomic variables such as interest rates, inflation, and foreign exchange rates; and (iii) for assets associated with Other Services segment, which mainly includes the pipeline and conditioning plant built in the Vaca Muerta area, future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas. The discount rate is based on our weighted average cost of capital (“WACC”).

Due to the uncertainties surrounding the tariff renegotiation process as described in “Item 4. Our Information - B. Business Overview – Natural Gas Transportation – Tariff Situation”, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason, we performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of our natural gas transportation business. We considered three different scenarios. Two of them considered that the RTI process includes different tariff increases: an optimistic scenario and a base scenario. The remaining scenario assumes there is not any RTI Process but we received a limited tariff increase, the pessimistic scenario, considering an inflation index as from the last quarter of 2020.

As of December 31, 2019, we assigned a probability of occurrence to the optimistic, base and pessimistic scenarios of 20%, 50% and 30%, respectively.

In performing the analysis of our natural gas transportation segment, we based on: (i) the status of negotiations with the Government, (ii) the contractual rights derived from the License, (iii) management´s expectations regarding the procedures and actions initiated, (iv) our expectations regarding new RTI process required by the Argentine Government and (v) the impact of a cost monitoring scheme that allows the realization of semiannual adjustments to current tariffs. The resulting probability-weighted scenario was compared with the book value of the assets used in our Natural Gas Transportation segment.

In addition, we have performed a sensitivity analysis of the probability of occurrence of each scenario and we concluded that an increase of up to 70 percentage points in the weighted probability of the pessimistic case (from 30% to 100%) and a reduction in the probability of occurrence of the optimistic scenario and in the probability of occurrence of the base scenario (reducing each to zero) would not generate a value that would require an adjustment in carrying amount for impairment.

In performing the analysis for the Production and Commercialization of Liquids segment, we based it on, among others, future evolution of international liquid prices based on available public information, and projections of the future costs to be incurred to acquire natural gas for gas processing.

In performing the analysis for the Other Services segment, we based it on, among others, future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas to extend the current firm shipping contracts, and projections of the contractual tariffs based on international inflation index.

Based on the foregoing, we did not identify the need for any impairment of the PPE amounts as of December 31, 2019.

The estimated recoverable values are sensitive to variation of the assumptions used in our impairment analysis, including the determination of future tariffs to be negotiated with the Government for our Natural Gas Transportation business segment and the expectation of the development of Vaca Muerta gas fields on our Other Services business segment. Therefore, significant differences could arise in relation to the estimated values in use.

Regarding the effects on the recoverable values of PPE given the subsequent events occurred after year-end, the Company is in process of adapting its business projections as new information arises in relation to the negative impact of the decline in the Argentine macroeconomic conditions subsequent to December 31, 2019 and the known effects of the COVID on our business.

During the first quarter of 2020, the natural gas liquid prices has fallen sharply in large part due to the impact of the international spread of COVID and geopolitical factors. Also, in light of the international macroeconomic uncertainties and the measures took by the Government, the main Argentine macroeconomics suffered a deterioration. For additional information see “Item 3. Key Information. – D. Risk factors – Risk Related to Argentina.” Thus, we have considered these events provided evidence of a deterioration of our PPE assets subsequent to year-end.

In the Natural Gas Transportation segment, a less favorable scenario is being considered taking into account the current regulatory framework and the measures taken by the Argentine Government subsequent to year-end, which implied that the current tariffs would not be adjusted in line with the estimated future inflation during 2020.

In the Production and Commercialization of Liquids segment, we are considering the current drop of future international liquid prices based on available public information.

In any case, we cannot assure with certainty that actual cash flows will be in line with the assumptions applied. Therefore, significant differences could arise in the future in relation to the estimated values in use.

No impairment indicators were identified during the years ended December 31, 2018 and 2017.

Provisions for Legal Claims and Others

We have certain contingent liabilities with respect to legal and regulatory proceedings. We accrue liabilities at the expected cancellation value when it is more likely than not that future expenses will be incurred and such expenses can be reasonably estimated. Such provisions are based on developments as of the time the provisions are made, estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

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

Income tax – deferred tax asset

Deferred income tax assets are measured at an undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period rate.

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

The Solidarity Law suspended until fiscal years beginning on January 1, 2021 inclusive, the 25% reduction of the applicable rate and the withholding of 13% on dividends. For additional information see “Item 10. Additional Information. E. Taxation.”

Since these regulations were in full force, for the calculation of deferred assets and liabilities, we estimate the reversal of the deferred items and the tax rates applicable in the period in which the asset is expected to be realized or the liability is expected to be canceled.

As of December 31, 2019 and 2018, we do not maintain any income tax loss carry-forward.

Factors Affecting Our Consolidated Results of Operations

As we are an Argentine corporation (sociedad anónima) and all of our operations and assets are located in Argentina, we are affected by general economic conditions in the country, such as demand for natural gas, inflation and fluctuations in currency exchange rates. Moreover, as a provider of a regulated service and producer of hydrocarbons, the prices of our services and products are subject to significant intervention by the Government. In particular, these factors affect our operating costs and revenues.

For the year ended December 31, 2019, 47.6% and 46.6% of our net revenues were attributable to our Liquids Production and Commercialization segment and to our Natural Gas Transportation business, respectively.

The following table sets forth, for the years indicated, the variation of key macroeconomic indicators in Argentina during the years specified below, as reported by official sources.

	2019	2018	2017	2016	2015
WPI (in %) (1)	58.5	73.5	18.8	34.6	10.6
CPI (in %)(2)	53.8	47.6	24.8	36.1	23.6
Devaluation of pesos vs. dollar (in %)	58.9	102.2	17.4	9.3	52.5
Real GDP (pesos of 2004) (% change)	(2.2)	(2.5)	2.7	(2.1)	2.7
Industrial production (% change)	1.3	(14.8)	1.8	(4.6)	0.1
Transportation services tariffs increase	26.0	79.5	182.0	200.1	44.3

(1)
For the year 2015, the latest information published by the INDEC refers to October 2015. This rate (which contains ten months accumulated), was complemented with CPI average rates as of November and December 2015 published by the Province of San Luis and the City of Buenos Aires (7.8%).

(2)
Since June 2016, the INDEC began to gradually publish CPI information for the period commencing in May 2016 and concluding in December 2016. As of the date of issuance of this Annual Report the CPI for the first four months of 2016 has not been published. As a consequence of the lack of information, we completed the missing information with CPI average rates for these four months published by the Province of San Luis and the City of Buenos Aires (16.6%).

Source: INDEC, Banco Nación Argentina, Statistical Agencies for the Province of San Luis and the City of Buenos Aires.

Before 2016, the lack of adjustments to our natural gas transportation tariffs and sustained cost increases over the years have resulted in a substantial deterioration in the operating results of our Natural Gas Transportation segment.

2019 was impacted by the national, provincial and municipal elections after which the candidate of the “Frente para Todos” political party, Alberto Fernández, was elected president and began his four-year term on December 10, 2019. The presidential elections have generated high levels of political and economic volatility. Combined with external factors, the main variables of the economy were negatively impacted during the year 2019, which have worsened in 2020 as a result of the impact of COVID.

The exchange rate continued its upward trend closing at Ps. 59.89 for each U.S. dollar as of December 31, 2019 from Ps. 37.70 at the end of 2018 (representing a 58.9% devaluation). In particular, the peso depreciated 33.4% against the U.S. dollar in a single day immediately after the primary elections held in August 9, 2019.

From that moment, the Government was unable to renew the maturities of its short-term debt causing a significant fall in the price of Argentine financial assets and dollar deposits.

Encouraged by global uncertainty the risk premium paid by the Argentine debt, measured by the Emerging Markets Bond Index and prepared by J.P. Morgan, increased significantly as from September 2019, reaching the highest levels since the financial crisis of 2008.

The reserve stock of the BCRA decreased to U.S.$45,190 million in December 2019 from U.S.$65,806 million in December 2018. On August 29, 2019, the Executive Branch issued Decree No. 596/2019 by which the maturities of certain short-term debt securities (“Letes”, “Lecaps”, “Lecer” and “Lelink”) were postponed, through an extension of their maturities, without affecting capital or interest rates.

Additionally, as of the issuance of Communication “A” 6770 by the BCRA, restrictions were established in the foreign exchange market effective as of September 1, 2019, providing deadlines for entering and liquidating exports and requiring authorizations from the BCRA for payment of debts to related companies abroad.

Thus, several macroeconomic indicators showed a significant deterioration in the economy such as the acceleration of inflation, and a fall in the industrial production and consumption.

In this context and after the beginning of President Alberto Fernández’s term, on December 23, 2019, the National Congress passed the Solidarity Law. Said law, on the basis of the public emergency, grants the Executive Branch broad legislative powers to create the necessary conditions for economic recovery and achieve fiscal sustainability.

Among the measures adopted by this law are, among others:

1. Provisions regarding sovereign debt through which the Executive Branch is empowered to carry out the negotiations and make the necessary decisions to achieve the renegotiation of the Argentine public debt.

2. Freezing and tariff review of transportation and distribution services of natural gas and electric power (for more information, see “Item 4. Our Information. B. Business overview. Natural Gas Transportation. Regulatory Framework.”).

3. Establishment of a cap on the export rights of hydrocarbons.

4. Establishment of a regime of regularization of tax, social security and customs obligations.

5. Tax modifications in relation to personal property tax, financial income, earnings, on bank and internal credits and debits.

6. Creation of the tax for an inclusive and solidarity Argentina that taxes foreign currency acquisition operations for treasury, acquisition of goods and services and tourism.

7. Modifications to customs taxes.

Year to year fluctuations in our net income are a result of a combination of factors, including primarily:

•	the volume of Liquids;

•	changes in international prices of LPG and natural gasoline (in 2020 their outlook remains precarious principally as a consequence of the uncertainty regarding the effect of the COVID outbreak);

•	regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG);

•	changes in the input costs related to the liquids production and commercialization segment, including the Gas Charge Resolutions;

•	the availability of natural gas and its richness;

•	fluctuation in the peso / U.S. dollar exchange rate;

•	the tariffs we are permitted to charge in our Natural Gas Transportation business segment;

•	local inflation and its impact on costs expressed in pesos; and

•	other changes in laws or regulations affecting our operations, including tax matters.

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

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measurement at the reporting date of the reporting period. IAS standard lists a series of factors that should be considered in determining whether an economy is hyperinflationary, including whether the cumulative rate of inflation over three years’ approaches or exceeds 100%.

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

Considering the aforementioned index, inflation was 53.8%, 47.6% and 24.8% in the years ended December 31, 2019, 2018 and 2017, respectively.

The restatement method of IAS 29 provides that monetary assets and liabilities (those with a fixed nominal value in local currency) must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. In an inflationary period, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is included in the result of the period reported, revealing this information in a separate line item.

Assets and liabilities subject to adjustments based on specific inflation agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be (i) restated by applying a general price index and (ii) expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Any restated non-monetary asset amount does not exceed its recoverable amount.

As of the IAS 29 transition date (January 1, 2016), we applied the following rules to express the shareholders’ equity accounts in the currency unit at December 31, 2019:

•	The components of the capital stock were restated from the dates they were contributed;

•	Reserved earnings were maintained at the date of transition at their nominal value (legal amount without restatement);

•
The restated unallocated results were determined by the difference between the net assets restated at the transition date and the rest of the initial equity components expressed as indicated in the preceding paragraphs; and

•
After the restatement at the transition date, all the components of the equity were restated by applying the general price index from the beginning of the period, and each variation of those components was restated from the date of contribution or from the moment in which the variation is added by any other means.

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

Because Natural Gas Transportation business segment sales represented 46.6% of our total revenues during the years 2019, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining our net monetary liability position would generate a gain of purchasing power. This gain is booked in the statement of comprehensive income.

For additional information regarding the impact of the application of IAS 29, see Note 4.d to our Financial Statements included elsewhere in this Annual Report.

In addition, inflation may negatively affect income tax payable. For example, under hyperinflationary contexts, the existence of higher monetary liabilities over monetary assets will mean an increase in income tax payable. Act 27,468 substituted the WPI for the CPI for the calculation of the indexation adjustments for tax purposes, and it modified the standards for triggering the tax indexation procedure. During the three periods commencing on January 1, 2018, the tax indexation will apply if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020.

In order to calculate income tax payable, since the amendment of Law No. 27,541, one-sixth of the income tax inflation adjustment shall be computed in each fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years.

 During 2018, we did not reach the 55% threshold. Therefore, the inflation adjustment regime in such fiscal period did not apply. However, as of December 31, 2019, the accumulated variation of the CPI exceeds the threshold set for the application of the income tax inflation adjustment. For the year 2019, we recorded a loss of Ps. 1,998,487 in our Income Tax line item of our Statement of Comprehensive Income regarding the application of the above-mentioned tax inflation adjustment.

Outlook for 2020

Since the Macri administration took office on December 10, 2015, such administration had been taking different measures to enable Argentina to begin a path of sustainable growth, lower inflation, a reduction of the fiscal deficit, regaining access to credit markets, production of reliable statistics and correcting imbalances in the relative prices of certain goods and services in the economy. These measures included: (i) the issuance of Decree No. 55/2016, which declared a national statistic emergency and granted INDEC the necessary tools to restore international credibility regarding the indexes that it publishes; (ii) the relaxation of foreign exchange controls; (iii) the settlement of claims by holdout bondholders; (iv) the Tax Reform which reduced taxes for commercial companies and encourage private investment in Argentine economy; (v) the elimination or reduction of taxes on exports in order to improve the situation of regional economies; and (vi) the process of adjustment of public services rates, including those collected by the Natural Gas Transportation business segment.

In addition, on December 28, 2017, the Argentine Congress passed the Pension Reform Act, with the goal of improving the sustainability and predictability of Argentina’s pension program, while still protecting the most vulnerable persons. To that effect, the Pension Reform Act modified the basic formula for the periodic adjustment of retirements, pensions and the universal child allowance (Asignación Universal por Hijo).

The Pension Reform Act also modified Section 252 of Labor Act No. 20,744 by establishing that employers may request employees who have reached 70 years of age to initiate retirement proceedings (compared to age 65 under the prior regimen). Public sector employees are excluded from the foregoing provision.

The years 2018 and 2019 were marked by high macroeconomic volatility as a result of the impact of both external and internal factors on the main economy variables. The combination of international geopolitical tensions, the drought at the beginning of the year, uncertainty related to the monetary policy evolution, higher fiscal pressure and the Argentinean economy’s external vulnerability bred the conditions that led to the exchange crisis of April 2018. This occurred to such an extent that in 2018 the peso depreciated by 102%, reaching $37.70 per United States dollar as of December 31, 2018. The crisis exacerbated following the primary elections of August 2019, as the international markets casted doubt on Argentina’s debt sustainability. In view of this, the country risk indicator raised to 2,200 basis points topping off a depreciation of bond prices. Also, on August 29, 2019, by Decree No. 596/2019, the Government announced a debt profiling consisting of (i) an extension on the payment term for short-term local bonds, only for institutional investors that will receive the full payment in a term of three and six months (15% on the original maturity date, 25% and 60% at the third and sixth month of the original maturity date, respectively), but not for natural persons who acquired the bonds before July 31, 2019, who will receive full payment on the maturity date; (ii) a proposal to the Argentine Congress of a bill to extend the maturity dates of other local bonds, without reduction on the capital or interest; (iii) a proposal for an extension of the maturity dates of foreign bonds; and (iv) after achieving fiscal goals, the start of talks with the IMF in order to reprofile the deadlines to dispel the default risk in 2020 and 2023.

As a result of the foregoing, Argentina’s credit rating was downgraded in August 2019 and further downgraded in December 2019 to near-default status by both Fitch and S&P Global after the Government publicly stated that it would delay payments on its short-term dollar-denominated local debt.

Fitch cut Argentina’s long-term issuer rating two notches to “restricted default” from CC, after President Alberto Fernandez’s government announced by decree that it would extend payments on U.S.$ 9.1 billion in dollar-denominated Treasury bills until August 31, 2020. According to Fitch’s criteria, Argentina has defaulted on its sovereign obligations, and this development constitutes a ‘distressed debt exchange. S&P also downgraded Argentina’s credit rating to “selective default” from CCC-, while Moody’s foreign issuer rating for Argentina is Caa2.

The government’s decision to extend payments on its short-term notes constitutes the second such delay of payments in five months. In February 2020, the IMF has also publicly stated its concerns about the sustainability of Argentina’s public debt and suggested that a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability. As of the date of this Annual Report, Argentina’s public debt load stands at U.S.$ 332 billion, including loans from the IMF. Outstanding debt with private bondholders is approximately U.S.$ 148 billion.

These factors contributed to a rapid retraction of economic activity since the second quarter of 2018. In general terms, most economic sectors were affected by this general macroeconomic retraction.

In this context, the national government announced a new fiscal adjustment program that would seek to restore public accounts and eliminate the primary fiscal deficit in 2020. As of October 1, 2018, the BCRA implemented a new monetary policy scheme with the aim of reducing inflation. Specifically, the BCRA commits to not increasing the monetary base level. The monetary goal is implemented through daily operations of liquidity notes with banks, the current rate of which is at around 65%.

In addition, beginning on 2020 there has been an outbreak of COVID which caused a global collapse in the demand of products and services as a consequence of the measures taken by countries in order to stop the spread of the disease. These measures also affected the supply of products, slowing the economy of European countries, China, and the United States, among others. Furthermore, in March 2020, there have been developments in the oil market that brought a huge degree of uncertainty, collapsing its price and the stock markets.

This fall in the international prices of oil and its derivatives, added to the fragile macroeconomic situation in Argentina, generate uncertainty regarding the productivity and development of natural gas in the country, especially in the Vaca Muerta area. Additionally, the global recession scenario due to the effect of COVID, caused a rapid drop in the price of the main commodities exported by Argentina, which considerably affects the country’s tax collection and its economic activity, generating a high degree of uncertainty regarding its economic development and the possibility of renegotiating its financial indebtedness.

As a response, to slow down the spread of COVID, the Government took a series of measures which, among others, included: (i) a country lockdown, (ii) adoption of public health policies to mitigate the impact of COVID in the population, (iii) the issuance of several economic measures to assist to different sectors affected by the virtual paralysis of the economic activity and (iv) the issuance of measures to reduce the impact on certain type of natural gas consumers. Thus, the energy sector has suffered a sharp decrease in its activity, leading by a significant decrease in its profitability and a deterioration in its chain of payment. Thus, natural gas distribution companies’ collections have been materially affected, which has affected our collections from them and creating important delays affecting our operating cash flow.

At the date of this Annual Report there is uncertainty regarding impact that these and other measures that the Government could take will have on key macroeconomic variables and particularly on the energy sector.

Further, we have seen macro-economic uncertainty with regards to prices and demand for oil, natural gas and LNG products. In this context, prices of propane, butane and natural gasoline decline 41.2%, 56.2% and 71.2%, respectively during the first quarter of 2020, negatively affecting our revenues and results of operations. It has negatively impacted on the net revenues of our Production and Commercialization of Liquids business segment.

In view of these circumstances, we have adopted a series of measures aimed at mitigating its negative effect on our results, financial position and balance sheet and guaranteeing the continuity of our operations. Among them:

• We have adopted all the measures provided by the Government in order to guarantee the health of our employees and the communities where we carry out our activities,

• We have reduced capital expenditures and operating and administration expenses, without affecting security tasks that allow us to operate the gas pipeline system in accordance with current regulations,

• We have implemented all those public health measures imposed by the authorities in order to make the operation in the Cerri Complex viable.

• We have suspended the execution of those works that do not affect the integrity of the gas pipeline system,

• Given the delays in collections and increasing of past due receivable amounts both in the Natural Gas Transportation segment and the decrease in our revenues, we have implemented a daily cash evolution control in order to make decisions depending on how it evolves.

As of the date of the issuance this Annual Report, our capital and financial resources, and overall liquidity position, have been somehow affected by the delay in the collections of some of our natural gas transportation customers and principally by the decrease in our Liquids sales due to the abrupt fall of the reference international prices in March 2020. Considering our current financial position and the measures taken above-mentioned we believe that we have sufficient resources to satisfy our current working capital needs and service our debt.

Notwithstanding the above-mentioned measures taken by us, the scale and duration of these developments remain uncertain but could impact our earnings, cash flow and financial condition which will depend on the severity of the health emergency and the success of the governmental measures taken and those that will be taken in the future.

While our business continued growing in 2019, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

New accounting pronouncements adopted as of December 31, 2019

We have adopted IFRS 16 following the modified retrospective approach and have not restated comparative figures for previous reporting periods, as permitted under the specific transitional provisions in the standard. After the analysis performed by Management, no significant adjustments were made to the accumulated results or significant reclassifications were made at January 1, 2019. For additional information regarding the impact of the application of IFRS 16, see Note 4.a to our Financial Statements included elsewhere in this Annual Report.

New accounting pronouncements not adopted as of December 31, 2019

Amendments to IAS 1 and IAS 8 Regarding the Definition of Materiality

In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the Conceptual Framework.

Additionally, these amendments incorporate new concepts that help both financial statement preparers and their users to prepare and interpret the financial information included in them.

These amendments are applied on a prospective basis and are effective for annual periods beginning on or after January 1, 2020. Modifications to the concept of materiality are not expected to have a significant impact on the Company’s financial statements.

Discussion of Results of Operations for the Years Ended December 31, 2019 and 2018

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2019 and 2018, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2019	2018	Variation	Percentage of change
	(in millions of pesos)
Revenues	48,561.5	52,399.4	(3,837.9)	(7.3)
Operating costs	(20,835.4)	(21,894.5)	1,149.1	(5.2)
Depreciation	(3,540.1)	(3,008.3)	(531.8)	17.7
Costs of sales	(24,375.5)	(24,902.9)	527.4	(2.1)
Gross profit	24,186.0	27,496.5	(3,310.6)	(12.0)
Administrative and selling expenses	(4,299.9)	(4,194.3)	(105.6)	2.5
Other operating loss	(127.5)	(1,370.3)	1,242.8	(90.7)
Operating profit	19,758.6	21,932.0	(2,173.4)	(9.9)
Net financial results	(2,897.4)	(4,378.5)	1,481.0	(33.8)
Share of (loss) / profit from associates	(31.9)	28.0	(59.9)	n/a
Income tax (expense)	(4,024.2)	(20.3)	(4,003.9)	n/a
Total net income and total comprehensive income	12,805.1	17,561.2	(4,756.1)	(27.1)

Year 2019 Compared to Year 2018

Total comprehensive income

For the year ended December 31, 2019, we reported a total net income and a total comprehensive income of Ps. 12,805.1 million, which represents a Ps. 4,756.1 million decrease compared to the total net income and total comprehensive income of Ps. 17,561.2 million reported in 2018.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third parties reached Ps. 48,561.5 million, a decrease of Ps. 3,837.9 million compared to the 2018 fiscal year. This decrease was mainly due to lower net revenues from the Natural Gas Transportation and Liquids Production and Commercialization segments, which suffer a reduction 4.9% or Ps. 1,165.3 million and 9.5% or Ps. 2,440.2 million, respectively.

•
Cost of sales, including depreciation of fixed assets, decreased by Ps. 527.4 million, or 2.1% over 2018 fiscal year, primarily as a result of the decrease in the price and volumes of natural gas used as RTP totaling Ps. 1,059.5 million and lower technical assistance fee accrued of Ps. 881.5 million. These effects were partially offset by higher charges for the preservation of fixed assets, including depreciation of Ps. 1,140.8 million and labor costs of Ps. 260.7 million.

•
Administrative and selling expenses rose by Ps. 105.6 million, or 2.5% over 2018 fiscal year, as a result of the increase in the turnover tax and tax on exports of Ps. 392.2 million and labor costs of Ps. 92.2 million. These effects were partially offset by lower doubtful accounts charges by Ps. 201.5 million and lower depreciations of Ps. 255.9 million.

Cost of sales, administrative and selling expenses

Cost of sales for the years ended on December 31, 2019 and 2018, represented 50.2% and 47.5%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2019 and 2018, represented 8.9% and 8.0%, respectively, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2019 and 2018.”

Share of profit from associates

For the year ended December 31, 2019, we recorded a loss from our investment in associates of Ps. 31.9 million, compared to the profit of Ps. 28.0 million recorded in 2018.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2019 and 2018, are as follows:

	Year ended December 31,
	2019	2018
	(in millions of pesos)
Financial income
Interest income	719.6	2,069.5
Foreign exchange gain	7,815.6	12,559.2
Subtotal	8,535.1	14,628.7
Financial expenses
Interest expense	(2,509.8)	(2,577.4)
Foreign exchange loss	(15,636.5)	(20,185.9)
Capitalized financial expenses	446.2	-
Subtotal	(17,700.1)	(22,763.3)
Other financial results
Fair value gains on financial instruments through profit and loss	542.2	2,112.0
Derivative financial instruments results	(19.2)	163.2
Other financial charges	(409.7)	(374.6)
Subtotal	113.4	1,900.6
Gain on monetary position	6,154.2	1,855.5
Total	(2,897.4)	(4,378.5)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2019, the financial results decreased by Ps. 1,481.0 million compared to previous year. This variation is mainly explained by the higher gain on monetary position of Ps. 4,298.7 million given an increase in net liability monetary position and the annual inflation rate (47.6% in 2018 compared to 53.8% in 2019). This effect was partially offset by lower interests generated by financial assets of Ps. 2,919.7 million and the negative foreign exchange rate variation of Ps. 194.3 million booked during fiscal year 2019 compared to 2018.

Income tax

Income tax for fiscal year 2019 was negative at Ps. 4,024.2 million, compared to a loss of Ps. 20.3 million in fiscal year 2018.

The higher charge for income tax for the year 2018 was due to the fact that we recognized, in that period, a reduction in the deferred tax liability generated by the future recognition benefit derived from higher property, plant and equipment depreciations as a consequence of the tax revaluation, partially offset by the one-time tax that we paid for adopting the above mentioned tax revaluation option. The income tax charge for fiscal year 2019 was increased by the effect of applying the inflation adjustment for tax purposes in accordance with the provisions of Law No. 27,468, as discussed above.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2019 and 2018

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2019 and 2018:

	Year ended December 31,		Year ended December 31, 2019, compared to year ended December 31, 2018
	2019	2018	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales (1)	23,236.4	24,706.2	(1,469.8)	(6.0%)
Cost of sales	(8,667.6)	(7,944.3)	(723.3)	9.1%
Gross profit	14,568.8	16,761.9	(2,193.1)	(13.1%)
Administrative and selling expenses	(2,387.1)	(2,751.9)	364.8	(13.3%)
Other operating expense	(136.9)	(240.4)	103.5	(43.1%)
Operating profit	12,044.8	13,769.6	(1,724.8)	(12.5%)

Liquids Production and Commercialization
Revenues from sales	23,138.2	25,578.4	(2,440.2)	(9,5%)
Cost of sales	(14,661.5)	(16,130.9)	1,469.3	(9.1%)
Gross profit	8,476.6	9,447.5	(970.9)	(10.3%)
Administrative and selling expenses	(1,534.5)	(1,114.1)	(420.4)	37.7%
Other operating expense	3.2	(1,117.9)	1,121.1	n/a
Operating profit	6,945.3	7,215.5	(270.1)	(3.7%)

Other services
Revenues from sales	2,526.6	2,784.5	(257.9)	(9,3%)
Cost of sales	(1,524.4)	(1,621.8)	97.3	(6.0%)
Gross profit	1,002.2	1,162.8	(160.6)	(13.8%)
Administrative and selling expenses	(325.4)	(276.0)	(49.4)	17.9%
Other operating (expense) / income	3.6	(8.4)	12.0	n/a
Operating profit	680.4	878.4	(198.0)	(22.5%)

Telecommunications
Revenues from sales	276.2	250.9	25.4	10.1%
Cost of sales	(137.9)	(126.5)	(11.4)	9.0%
Gross profit	138.4	124.4	14.0	11.3%
Administrative and selling expenses	(52.8)	(52.3)	(0.6)	1.2%
Other operating expense	2.6	(3.6)	6.2	n/a
Operating profit	88.2	68.5	19.6	28.6%

(1)	Includes of intersegment revenues of Ps. 616.0 million and 920.6 million for the fiscal years 2019 and 2018, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 46.6% and 45.4% of our total revenues during the years 2019 and 2018, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

During 2019, the Natural Gas Transportation business segment recorded an operating profit of Ps. 12,044.8 million, compared to Ps. 13,769.6 million recorded in 2018. The main factors that affected the results of operations of this segment compared to 2018 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps. 1,469.8 million for the year 2019 compared to 2018;

•	During 2019, we received nominal tariff increases totaling 26.0% while annual inflation was 53.8%;

•
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2019, decreased by Ps. 313.6 million. The decrease is mainly due to a single rate increase granted by ENARGAS since April 2019 (26%, although according to the RTI process, a second increase as of October 2019 should have been granted), which was lower than the 2019 annual inflation rate (53.8%). See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 885.5 million. The decrease mainly resulted from the tariff decrease in Current Currency discussed above and lower volumes dispatched;

•
Revenues relating to the CAU decreased by Ps. 34.7 million by the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU;

•	Intersegment sales decreased by Ps. 304.6 million given the lower volumes of natural gas transported to Cerri Complex and the tariff decreases in Current Currency discussed above;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2019 increased by Ps. 358.5 million, from Ps. 10,696.2 million to Ps. 11,054.7 million, as compared to the year ended December 31, 2018. This increase was mainly attributable to higher: (i) ordinary maintenance expenses for the pipelines and other fixed assets by Ps. 532.9 million, (ii) labor costs by Ps. 213.2 million and (iii) depreciations amounting to Ps. 105.7 million. These effects were partially offset by a lower technical assistance fee accrued of Ps. 513.0 million and charges in doubtful accounts by Ps. 203.9 million; and

•
The positive variation in other operating expenses of Ps. 103.5 million derives mainly from the US$ 21.3 million one-time payment made in June 2018, as part of the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015, against the Company for US$ 306.3 million.

As of the date of issuance of this Annual Report, the Government has not issued the necessary resolutions to carry out the RTI process according to the Solidarity Law.

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

The Liquids Production and Commercialization segment represented 47.6% and 48.8% of our total net revenues during the years ended December 31, 2019 and 2018, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2019 and 2018, all of our sales were made for our account.

All ethane produced by our Liquids segment in the years ended December 31, 2019 and 2018 was sold locally to PBB. In June 2019, PBB suffered technical problems in its facilities that prevented the normal supply of ethane. These inconveniences were gradually resolved until October 2019 when we were able to restore the normal ethane supply.

Our ethane sales for the years 2019 and 2018 represented 27.4% and 36.2% of our Liquids Production and Commercialization net revenues. For this reason, the decrease in the volumes of ethane sold to PBB during 2019 had a negative impact on our net revenues.

In 2019, we sold 56.1% of our production of LPG in the local market to LPG marketers, compared to 57.9% in 2018, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2019 and 2018 was exported. For more information about these contracts, see “Item 4. Our Information. B—Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2019 and 2018 in short tons were as follows:

	Years ended December 31,		Year ended December 31, 2019 compared to year ended December 31, 2018
	(volumes in short tons)		(volumes in short tons)
	2019	2018	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	312,651	437,362	(124,711)	(28.5)
Propane	234,125	172,834	61,291	35.5
Butane	160,399	171,889	(11,490)	(6.7)
Subtotal	707,175	782,085	(74,910)	(9.6)

Exports
Propane	182,394	162,018	20,376	12.6
Butane	126,684	88,872	37,812	42.5
Natural Gasoline	130,572	132,311	(1,738)	(1.3)
Subtotal	439,650	383,201	56,450	14.7
Total Liquids	1,146,825	1,165,286	(18,460)	(1.6)

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information— A. Consolidated Statements and Other Financial Information—Exports.”

On September 4, 2018, by means of Decree No. 793/2018 (later amended by National Executive Branch Decree No. 865/2018, the effectiveness of which was ratified by Law No. 27,467), the National Executive Branch stipulated a 12% withholding on exports for all the goods comprised in the common customs MERCOSUR nomenclature, with a maximum of Ps. 4 per United States dollar for the products that our Company exports. This measure was stipulated provisionally until December 31, 2020.

Through Law No. 27,541, the Executive Branch (until December 31, 2021) is empowered to set export duties the rate of which may in any case no exceed 33% of the taxable value price. Beyond the general limit mentioned above, with respect to hydrocarbons, it is established that withholding tax may not exceed 8% of the taxable value price. As of the issuance of this Annual Report this reduction in the withholding tax has not been regulated.

For the years ended December 31, 2019 and 2018, the total accrued exports withholding amounted to Ps. 843.4 million and Ps. 382.9 million, respectively.

In the domestic market, the Secretary of Energy continued issuing a series of measures with the aim of reducing the impact of the subsidies in public accounts to reduce the negative impact that the participation in the Households with Bottles Program and Propane for Networks Agreement have in the results of operations of natural gas liquids producers. These measures include an increase in the sale price from selling LPG bottles the above-mentioned agreements.

Butane and propane price commercialized under the Households with Bottles Program is determined by the SHR, the Hydrocarbon Resources Secretariat, which in 2018 issued Resolution No. 5/2018 increasing, from April 1, 2018, the price paid under the Households with Bottles Program to Ps. 5,416 per ton of butane and Ps. 5,502 per ton of propane. The compensation paid to us remained without modification at Ps. 550 per ton of butane.

Afterwards, on January 28, 2019, the Secretariat of Energy issued Resolution No. 15/2019, which modifies the price at which products supplied to the Household with Bottles Program are commercialized. As from February 1, 2019 prices went up to Ps. 9,154 and Ps. 9,042 per ton of butane and propane, respectively, whereas the compensation received from the Government was eliminated.

Subsequently, on May 10, 2019, the Undersecretary of Hydrocarbons and Fuels issued Provision No. 34/2019 that modifies the price for which the products contributed to the Households with Bottles Program are marketed to Ps. 9,327 and Ps. 9,213 for propane and butane, respectively. On July 1, 2019, Provision No. 104/2019 was issued, modifies prices as of July 1, 2019, with the new amounts of Ps 9,895 and Ps. 9,656 for propane and butane, respectively.

Under this agreement, we collect compensation from the Government, which is calculated taking into consideration the export parity price published monthly by the Federal Energy Bureau.

Regarding the Propane for Networks Agreement, on May 30, 2018, we signed the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 to December 31, 2019 was established. As of the date of this Annual Report this program has not been extended.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2019 the Liquids Production and Commercialization business segment recorded operating income of Ps. 6,945.3 million, compared to Ps. 7,215.5 million in 2018. The main factors that affected the results of operations for this segment compared to 2018 were the following:

•
Segment revenue decreased by Ps. 2,440.2 million in 2019, compared with the previous year. This decrease is mainly due to lower international reference prices by Ps. 4,154.2 million and ethane volumes and price by Ps. 4,225.9 million. These effects were partially offset by the depreciation of the peso against the U.S. dollar by Ps. 3,335.7 million, higher propane and butane volumes sold by Ps. 1,967.2 million and the increase in the price of the propane and butane sold under the supply programs sponsored by the Government;

•
In 2019 propane, butane and natural gasoline average export prices recorded decreases of 28.5%, 23.3% and 17.0%, respectively. The fall in international reference prices occurred mainly during the first half of the year showing signs of recovery as from August 2019;

•
During 2019, the production of Liquids reached 1,127,558 short tons (44,248 tons or 3.8% less than in 2018). This was mainly due to the lower ethane sold during 2019 as a result of the operational problems that occurred at the PBB facilities, an effect that was partially offset by the higher volumes of propane and butane obtained. It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments;

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting in a negative operating margin on domestic sales of LPG;

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2019, decreased by Ps. 1,048.9 million, from Ps. 17,245.0 million to Ps. 16,196.0 million, as compared to the year ended December 31, 2018. This decrease was mainly due to the reduction in the price and volumes of natural gas that we are required to purchase as RTP as part of the Liquids processing business of Ps. 1,059.5 million and the lower technical assistance fee of Ps. 333.4 million. These effects were partially offset by higher taxes, mainly due to tax on exports, of Ps. 401.0 million, and labor costs of Ps. 92.6 million;

•
Other operating expenses decreased by Ps. 1,121.1 million mainly resulting from the Ps. 1,054.4 million (US$ 21.3 million) payment made, on June 14, 2018, as part of the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015, against the Company for US$ 306.3 million.

In 2019, export revenues from the Liquids Production and Commercialization segment were Ps. 9,144.9 million and accounted for 18.8% (17.7% in 2018) of total net sales and 39.5% (36.2% in 2018) of total Liquids Production and Commercialization revenues.

Between January and March 2019, deliveries of propane and butane to the export market were made to Geogas Trading S.A. under an agreement signed on October 12, 2018, which stipulated minimum quantities of products to be delivered at international reference prices (Mont Belvieu) plus a fixed price per ton sold.

After the end of the aforementioned contract, between the months of April and December, we export propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.

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

As in prior years, in the period ranging from May to September 2019, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of LPG.

Regarding natural gasoline exports, for the period ranging from February 1, 2018 to January 31, 2019, we entered a new agreement with Petrobras Global Trading S.V. To guarantee continuity in the supply of this product, we renewed this agreement for the period from February 1 2019 to January 31 2020, and negotiated improvements to the former terms and conditions.

Subsequently, and effective between February 1, 2020 and January 31, 2021, we achieved the renewal of said agreement.

Additionally, we export to Chile, Paraguay and Brazil by land. Volumes exported under this modality are lower than volumes exported by sea, which increased over the last several years, allowing us to capitalize a higher operative margin.

Regarding the price of natural gas, measured in U.S. dollars, acquired for RTP for processing at the Cerri Complex, it has suffered a decreased of 23.9% with respect to 2018 principally as a consequence of the increase in the supply of available natural gas.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities, related to construction, operation and maintenance of pipelines and compressor plants.

During 2019, the other services business segment recorded an operating profit of Ps. 680.4 million, compared to Ps. 878.4 million in 2018. The main factors that affected the results of operations of this segment during 2019 are the following:

•
Net revenues decreased by Ps. 257.9 million primarily due to the lower sales associated with lower construction of Ps. 499.6 million and operation and maintenance services of Ps. 172.5 million rendered in fiscal year 2019. These effects were partially offset by the impact of the exchange rate increase on the revenues denominated in United States dollars of Ps. 270.9 million and revenues related to natural gas transportation and conditioning in Vaca Muerta of Ps. 165.8 million.

•
Costs of sales, administrative and selling expenses decreased by Ps. 47.9 million, mainly due to decreases in costs of services rendered to third parties (Ps. 236.5 million). These effects were partially offset by higher (i) depreciations (Ps. 98.4 million), (ii) professional fees (Ps. 51.5 million) and (iii) labor costs (Ps. 39.4 million).

During 2019, we concluded the construction of the Vaca Muerta pipeline and the conditioning plant which became operative in August 2019. To carry out this project, it was essential to enter into long-term service agreements with several producers (including Total Austral S.A., Shell Argentina S.A., Pampa Energía, Pluspetrol S.A., ExxonMobil Argentina S.A.). Through these agreements we outlined the terms and conditions for the rendering of natural gas transportation and conditioning services so the gas received from producers satisfies ENARGAS regulatory requirements for its entrance into the regulated transportation system.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2019, the Telecommunications business segment recorded an operating profit of Ps. 88.2 million, compared to Ps. 68.5 million in 2018. The main factors that affected the results of operations of this segment during 2019 are the following:

•
Net revenues increased by Ps. 25.4 million in the year ended December 31, 2019, when compared to 2018. The positive variation was mainly due to the increase in the foreign exchange rate of the peso compared to the U.S. dollar.

•	Costs of sales, administrative and selling expenses increased by Ps. 12.0 million.

Discussion of Results of Operations for the Years Ended December 31, 2018 and 2017

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2018 and 2017, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2018	2017	Variation	Percentage of change
	(in millions of pesos)
Revenues	52,399.4	30,694.6	21,704.8	70.7%
Operating costs	(21,894.5)	(15,445.8)	(6,448.7)	41.8%
Depreciation	(3,008.3)	(2,915.0)	(93.3)	3.2%
Costs of sales	(24,902.9)	(18,361.0)	(6,542.0)	35.6%
Gross profit	27,496.5	12,333.6	15,162.8	122.9%
Administrative and selling expenses	(4,194.3)	(2,370.8)	(1,823.5)	76.9%
Other operating loss	(1,370.3)	(417.7)	(952.6)	228.1%
Operating profit	21,932.0	9,545.1	12,386.7	129.8%
Net financial results	(4,378.5)	(812.7)	(3,565.8)	438.8%
Share of profit from associates	28.0	33.2	(5.2)	(15.7%)
Income tax (expense)	(20.3)	81.7	(102.0)	n/a
Total net income and total comprehensive income	17,561.2	8,847.3	8,713.7	98.5

Year 2018 Compared to Year 2017

Total comprehensive income

For the year ended December 31, 2018, we reported a total net income and a total comprehensive income of Ps. 17,561.2 million, which represents a Ps. 8,713.7 million increase compared to the total net income and total comprehensive income of Ps. 8,847.3 million reported in 2017.

The positive variation in the comprehensive net results for fiscal year ended December 31, 2018, was mainly attributed to the increase of the operating profit of Ps. 12,386.7 million partially offset by the increase of Ps. 3,565.8 million in net financial expense.

The material factors affecting total comprehensive income were as follows:

•
Net revenues reached Ps. 52,399.4 million, an increase of Ps. 21,704.8 million compared to the 2017 fiscal year. This increase was mainly due to higher net revenues from the Natural Gas Transportation and Liquids Production and Commercialization segments, which grew by 108.6% or Ps. 12,859.3 million and 48.8% or Ps. 8,389.2 million, respectively.

•
Operating costs, including depreciation of fixed assets, increased by Ps. 6,541.9 million, or 35.6% over 2017 fiscal year, primarily as a result of: (i) the increase in the price and volumes of natural gas used as RTP totaling Ps. 4,018.9 million, (ii) more third parties’ services and higher fees at Ps. 1,412.9 million, (iii) higher charges for the preservation of fixed assets, including depreciation of Ps. 484.7 million and (iv) labor costs of Ps. 213.8 million.

•
Administrative and selling expenses rose by Ps. 1,823.4 million, or 76.9% over 2017 fiscal year, as a result of: (i) the increase in the turnover tax and tax on exports of Ps 1,150.4 million, (ii) higher doubtful accounts charges by Ps. 186.0 million and (iii) higher depreciations of Ps. 218.4 million.

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

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2018 and 2017.”

Share of profit from associates

For the year ended December 31, 2018, we recorded a profit from our investment in associates of Ps. 28.0 million, compared to the profit of Ps. 33.2 million recorded in 2017.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31,
	2018	2017
	(in millions of pesos)
Financial income
Interest income	2,069.5	204.8
Foreign exchange gain	12,559.2	863.9
Subtotal	14,628.7	1,068.7
Financial expenses
Interest expense	(2,577.4)	(1,302.0)
Foreign exchange loss	(20,185.9)	(1,718.6)
Capitalized financial expenses	-	-
Subtotal	(22,763.3)	(3,020.6)
Other financial results
Fair value gains on financial instruments through profit and loss	2,112.0	680.7
Derivative financial instruments results	163.2	-
Other financial charges	(374.6)	(258.4)
Subtotal	1,900.6	422.4
Gain on monetary position	1,855.5	716.8
Total	(4,378.5)	(812.7)

In accordance with the provisions of IAS 29, the Company opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2018, the financial results decreased by Ps. 3,565.8 million compared to previous year. This variation is mainly explained by: (i) the negative foreign exchange rate variation of Ps. 6,772.0 million booked during fiscal year 2018 compared to 2017, (ii) higher interests accrued by the 2018 Notes maturing on May 2, 2025, amounting to US$ 500 million, (iii) a Ps. 299.0 million charge related to the premium paid to cancel the notes issued in February 2014, and (iv) the impact of a higher average foreign exchange rate on total interests in US dollars. These negative effects were partially offset by higher interests generated by financial assets of Ps. 3,296.0 million as well as an increase in the gain on monetary position of Ps. 1,138.7 million given an increase in the annual inflation rate (24.8% in 2017 compared to 47.6% in 2018).

Income tax

Income tax for fiscal year 2018 was negative at Ps. 20.3 million, compared to a gain of Ps. 81.7 million in fiscal year 2017. The negative variation of Ps. 102.0 million is explained by higher current income tax of Ps. 1,162.5 million as a consequence of higher taxable profits in fiscal year 2018 and the one-time tax the Company must pay for adopting the tax revaluation option of Ps. 1,612,2 million. These effects were partially offset by a reduction in the deferred tax liability generated by the future recognition benefit derived from higher property, plant and equipment depreciations as a consequence of the tax revaluation of Ps. 2,672.8 million.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2018 and 2017

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2018 and 2017:

Year ended December 31,	Year ended December 31, 2018 compared to year ended December 31, 2017
2018	2017	Variation	Percentage Change
Natural Gas Transportation
Revenues (1)	24,706.2	11,846.9	12,859.3	108.6%
Cost of sales	(7,944.3)	(6,428.5)	(1,515.8)	23.6%
Gross profit	16,761.9	418.4	11,343.5	209.4%
Administrative and selling expenses	(2,751.9)	(1,564.0)	(1,187.9)	76.0%
Other operating expense	(240.4)	(503.3)	262.9	(52.3%)
Operating profit	13,769.6	3,351.1	10,418.5	310.9%

Liquids Production and Commercialization
Revenues	25,578.4	17,189.2	8,389.2	48.8%
Cost of sales	(16,130.9)	(11,186.1)	(4,944.8)	44.2%
Gross profit	9,447.5	6,003.1	3,444.4	57.4%
Administrative and selling expenses	(1,114.1)	(552.4)	(561.7)	101.7%
Other operating (expense) / income	(1,117.9)	99.5	(1,217.4)	n/a
Operating profit	7,215.5	5,550.2	1,665.3	30.0%

Other services
Revenues	2,784.5	1,844.8	1,844.8	50.9%
Cost of sales	(1,621.8)	(1,008.8)	(1,008.8)	60.8%
Gross profit	1,162.8	836.0	836.0	39.1%
Administrative and selling expenses	(276.0)	(220.6)	(220.6)	25.1%
Other operating expense	(8,4)	(14.2)	(14.2)	(41.3%)
Operating profit	878.4	601.2	601.2	46.1%

Telecommunications
Revenues	250,9	190.9	60.0	31.4%
Cost of sales	(126,5)	(114.8)	(11.7)	10.5%
Gross profit	124.4	76.1	48.3	62.9%
Administrative and selling expenses	(52.3)	(33.8)	(18.5)	54.6%
Other operating (expense) / income	(3.6)	0.3	(3.9)	-n/	a
Operating profit	68.5	42.6	25.9	60.4%

(1)	Includes of intersegment revenues of Ps. 920.6 million and 377.2 million for the fiscal years 2018 and 2017, respectively.

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

During 2018, the Natural Gas Transportation business segment recorded an operating profit of Ps. 13,769.6 million, compared to the Ps. 3,351.1 million recorded in 2017. The main factors that affected the results of operations of this segment compared to 2017 are the following:

•	Revenues from the Natural Gas Transportation business segment increased by Ps. 12,859.3 million for the year 2018 compared to 2017;

•
Revenues related to natural gas firm transportation contracts for the years ended December 31, 2018, increased by Ps. 9,863.4 million. The increase is mainly due to the combined effect of: (i) the full application during fiscal year 2018 of the tariff increases granted by Resolutions 4362 and 120 of 58% and 78%, respectively, (ii) the application starting April 1, 2018 of Resolution 310 including a tariff increase equivalent to 50%; and, (iii) the application starting October 1, 2018 of Resolution 265 including a tariff increase equivalent to 19.7%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•	Revenues related to interruptible natural gas transportation service increased by Ps. 2,249.0 million. The increase mainly resulted from the tariff increase discussed above,

•
Revenues relating to the CAU increased by Ps. 203.4 million. The value of the CAU is much less than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU,

•	Intersegment sales increased by Ps. 543.3 million given larger volumes of natural gas transported to Cerri Complex and tariff increases,

•	During 2018, we received nominal tariff increases totaling 79.5%;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2018 increased by Ps. 2,703.7 million, from Ps. 7,992.5 million to Ps. 10,696.2 million, as compared to the year ended December 31, 2017. This increase was mainly attributable to: (i) a higher technical assistance fee accrued of Ps. 889.1 million, (ii) an increase of Ps. 380.9 million in ordinary maintenance expenses for the pipelines and other fixed assets and (iii) higher tax on sale of Ps. 626.4 million, (iv) higher depreciations amounting to Ps. 285.0 million and (v) a higher charge in doubtful accounts by Ps. 239.8 million; and

•	The positive variation in other operating expenses mainly resulted from a Ps. 167.7 million decrease in certain non-financial assets.

Liquids Production and Commercialization Segment

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

Between January 7, 2017 and September 4, 2018, natural gasoline, LPG exports were not subject to hydrocarbons withholding. This is because the hydrocarbon export rights scheme created by Law 26,732 and its amendments was not renewed upon its expiration date. For the year ended December 31, 2017, when the average applicable withholding rates were of 1%, the total accrued exports withholding amounted to Ps. 2.0 million.

For the year ended December 31, 2018, the total accrued exports withholding amounted to Ps. 382.9 million.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2018 the Liquids Production and Commercialization business segment recorded operating profit of Ps. 7,215.5 million, compared to Ps. 5,550.2 million in 2017. The main factors that affected the results of operations for this segment compared to 2017 were the following:

•
Segment revenue increased by Ps. 8,389.2 million in 2018, compared with the previous year. This increase is mainly due to increases of: (i) Ps. 4,036.7 million as a result of depreciation of the Argentine peso against the U.S. dollar, (ii) Ps. 2,208.1 million resulting from higher international reference prices and the increase in the price of the butane received under the Households with Bottles Program and (iii) Ps. 2,124.4 million resulting from higher volumes sold;

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

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2018 increased by Ps. 5,506.5 million, from Ps. 11,738.5 million to Ps. 17,245.0 million, as compared to the year ended December 31, 2018. This increase was mainly due to: (i) the rise in the price of natural gas that we are required to purchase in as RTP as part of the Liquids processing business of Ps. 4,018.9 million, (ii) higher taxes, mainly due to tax on exports, of Ps. 380.9 million and (iii) higher technical assistance fee of Ps. 229.7 million; and

•
Other operating expenses increased by Ps. 1,217.4 million mainly resulting from the Ps. 1,054.4 million (US$ 21.3 million) payment made, on June 14, 2018, as part of the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015, against the Company for US$ 306.3 million.

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

Other Services

During 2018, the other services business segment recorded an operating profit of Ps. 878.3 million, compared to Ps. 601.2 million in 2017. The main factors that affected the results of operations of this segment during 2018 are the following:

•
Net revenues increased by Ps. 939.7 million primarily due to the higher sales associated with: (i) the effect of the depreciation of the Argentine peso against the US dollar of Ps. 334.3 million, (ii) higher construction works performed by the UT of Ps. 483.8 million, (iii) higher natural gas compression and treatment services of Ps. 111.1 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 668.4 million, mainly due to increases in: (i) professional services fees (Ps. 192.3 million), (ii) property, plant and equipment maintenance (Ps. 32.9 million), (iii) labor costs (Ps. 152.9 million), (iv) costs of services rendered to third parties (Ps. 78.7 million) and (v) turnover tax (Ps. 62.6 million).

Telecommunications

During 2018, the Telecommunications business segment recorded an operating profit of Ps. 68.5 million, compared to Ps. 42.6 million in 2017. The main factors that affected the results of operations of this segment during 2018 are the following:

•
Net revenues increased by Ps. 60.0 million in the year ended December 31, 2018 when compared to 2017. The positive variation was mainly due to the increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar; and

•	Costs of sales, administrative and selling expenses increased by Ps. 30.2 million.

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

To preserve cash surpluses, we invest in low-risk and highly liquid financial assets offered by high-quality financial institutions that are located in Argentina and the United States. Our policy is designed to diversify credit risk. Given that our total financial indebtedness is denominated in U.S. dollars, we prioritize the placement of funds in U.S. dollar-denominated investments. During 2019, in light of the high level of liquidity throughout the year and in order to take advantage of the positive real rates, a significant part of the capacity was allocated to investments denominated in pesos. This keeps a low level of credit risk and high liquidity.

In the short-term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariffs for our regulated business segment and price controls, (iv) fluctuations in the natural gas price used as RTP, (iv) fluctuations in exchange rates, (v) operating cost increases given inflation and (vi) the full extent and duration of COVID outbreak and its impact on any of the foregoing an on our operations and financial situation.

Within the framework of the share buyback program approved by the Board of Directors meetings held on March 27, August 26 and November 19 of 2019, as of December 31, 2019, we have 9,886,755 of our own shares in treasury (equivalent to 1,977,351 ADRs), representing 1.24% of our common stock. In 2019, we allocated Ps. 2,590.7 million to the buyback of our own shares.

During 2019, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information, see “Item 4—Our Information—B. Business Overview. Liquids Production and Commercialization.”

The sale prices of the products sold in the Liquids Production and Commercialization segment are subject to the variability in the prices of international reference prices. Such is the case that during the 2014-2016 period they suffered significant falls, resulting in their recovery from 2017. Due to a fixed price natural gas purchase agreement executed for a period of two years on July 23, 2018, we entered into an agreement with a recognized financial institution to cover export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could be generated in the event that export prices fall below equilibrium prices (those that equalize costs).

The fall in international reference prices has been repeated recently, so much so that in the first quarter of 2020 the prices of propane, butane and natural gasoline have suffered decreases of 41.6%, 56.2% and 74.2%, respectively.

On December 17, 2015, the Macri administration issued certain measures that involved the relaxation of foreign exchange controls in force over the last four years. Such measures were partially reversed in August 2019 and January 2020. For additional information, see “Item 10 – Additional information—D. Exchange Controls.”

As a result of a combination of external and local factors in the macroeconomic context, the exchange rate of the U.S. dollar increased by 58.9% during 2019, from Ps. 37.7 to Ps. 59.89. As of December 31, 2019, 89.1%, or U.S.$. 161.3 million, of our fund placements were denominated in U.S. dollars, to mitigate such risk. During the period ended on December 31, 2019, sales revenues denominated in U.S. dollars amounted to 46.6%.

The foregoing allows us to conclude that the Company managed to limit the impact of the recent turbulence in the exchange rate on the future cancellation of indebtedness.

A further devaluation of the peso or further inflation with no compensating effect in our natural gas transportation tariffs or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity, our ability to carry out mandatory capital investments and our ability to service our debt.

The impact of the COVID in the financial markets has adversely affected the cost of borrowing, hedging activities and access to capital in general which could limit our ability to obtain hedges or financing in a timely manner, on acceptable terms or at all. In addition, the fragil economic environment in Argentina intensified by the slowdown in economic activity caused by the COVID and other internal factors may result in an increase in business failures among the clients we serve or may adversely affect the ability of our counterparties to perform their obligations under the transportations services or Liquids purchase agreements. As a result, our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be adversely affected by the deterioration of Argentine economy due to the COVID. The extent to which COVID may impact our operations, liquidity, financial condition, and results of operations will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the disease or treat its impact, all of which are highly uncertain and cannot be predicted.

Considering our current lack of access to financial markets due to the current negative macroeconomic conditions, we believe that we will have to rely only on our operating cash inflow to meet our working capital, debt service and capital expenditure requirements for the foreseeable future. Actual results may differ materially from our expectations described above as a result of various factors affecting the Argentine economy.

Our primary sources and uses of cash during the years ended December 31, 2019 and 2018 are shown in the table below:

	Years ended December 31,
	2019	2018	2017
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	25,605.1	6,025.2	4,415.6
Cash flows provided by operating activities	13,499.0	19,685.3	8,548.1
Cash flows used in investing activities	(16,643.9)	(7,278.2)	(5,965.1)
Cash flows (used in ) / provided by financing activities	(11,318.5)	3,152.2	(92.1)
Net (decrease) / increase in cash and cash equivalents	(14,463.5)	15,559.3	2,490.8
Foreign exchange gains on cash and cash equivalents	3,721.0	10,287.8	346.1
Monetary results effect on Cash and cash equivalents	(5,097.5)	(6,267.2)	(1,227.3)
Cash and cash equivalents at the end of the year	9,765.2	25,605.1	6,025.2

Cash Flows Provided by Operating Activities

The net cash flow generated by operating activities for the year ended December 31, 2019, decreased by Ps. 6,186.4 million, primarily resulting from a decrease in operating profit and the positive variation in the working capital, principally as a consequence of lower trade payable paid and the increase in accounts receivables.

The net cash flow generated by operating activities for the year ended December 31, 2018 increased by Ps. 11,137.2 million, primarily resulting from an improved operating profit and the positive variation in the working capital. These effects were partially offset by higher income tax and interest payments by Ps. 2,991.0 million and Ps. 928.5 million, respectively.

Cash Flows Used in Investing Activities

Cash flow used in investment activities increased by Ps. 9,365.7 million in 2019. This was mainly due to additional capital expenditures used to execute the Five-Year Plan committed in accordance with the provisions of the RTI and Vaca Muerta project by Ps. 3,435.2 million and higher funds applied to buy financial assets not considered cash equivalents of Ps. 711.9 million, against the increase of Ps. 5,218.6 million in 2018.

Cash flow used in investment activities increased by Ps. 1,313.1 million in 2018. This was mainly due to additional capital expenditures used to execute the Five-Year Plan committed in accordance with the provisions of the RTI and midstream projects by Ps. 9,510.5 million, partially offset by funds received in financial assets not considered cash equivalents of Ps. 8,197.5 million.

Cash Flows Provided by / (Used in) Financing Activities

Cash flows used in financing activities for the year ended December 31, 2019 increased by Ps. 14,470.7 million as a result of lower loans received in 2019 of Ps. 20,210.2 (after the placement in 2018 of 2018 Notes) and higher dividend payments and treasury shares purchased of Ps. 3,101.2 million Ps. 404.8 million, respectively. These effects were partially offset by lower payments of loans by Ps. 9,264.2 million.

Cash flows provided by financing activities for the year ended December 31, 2018 increased by Ps. 3,244.3 million as a result of the successful placement of 2018 Notes by Ps. 21,262.0 million. This effect was partially offset by: (i) the redemption of Class 1 Notes by Ps. 7,378.2 million, (ii) the repurchase of Class 1 Notes (and related expenses) by Ps. 1,794.0 million, (iii) the payment of cash dividends by Ps. 6,659.7 million and (iv) the repurchase of own shares by Ps. 2,185.8 million.

Description of Indebtedness

As of December 31, 2019, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2019 and 2018:

	2019	2019	2018
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2018 Notes Interest	5.6	336.9	349.4
Pre-export finance	17.1	1,021.3	-
Leasing	6.1	363.9	331.8
Total current loans	28.8	1,722.1	681.2
Non-current loans:
2018 Notes	498.4	29,847.2	28,789.0
Leasing	33.6	2,013.5	2,214.7
Total non-current loans	532.0	31,860.7	31,003.7
Total loans (1)	560.7	33,582.8	31,684.9

(1)	Issuance expenses net.
(2)	Converted at the exchange rate of Ps. 59.89 per U.S.$1.00, which was the selling exchange rate as of December 31, 2019.

In order to improve the maturity profile of our financial debt, on April 19, 2018, we launched the Tender Offer (as defined below) to purchase for cash any and all of our negotiable instruments class 1 issued in February 2014 (the “2014 Notes”), which expired on April 26, 2018, and settled on February 11, 2014. On April 27, 2018, U.S.$80,083,898.25 in aggregate principal amount of the 2014 Notes (or approximately 41.80% of the 2014 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2014 Notes were redeemed on May 2, 2018, pursuant to the provisions of the indenture, dated February 11, 2014, among Delaware Trust Company (successor to Law Debenture Trust Company of New York), as trustee, co registrar, principal paying agent and transfer agent, and Banco Santander Rio S.A., as registrar (the “2014 Indenture”). The redemption of the 2014 Notes was financed with the proceeds from the offering of the 2018 Notes.

On January 3, 2014, the CNV authorized the public offering through Resolution No. 17,226. Our Board of Directors proposed that the 2017 Shareholders’ Meeting authorize an increase of up to U.S.$700,000,000 (or its equivalent in other currencies) of the medium-term note program approved by the CNV on January 3, 2014, for the issuance of short- and medium-term bonds not convertible into shares. On 9 October 2019, we obtained approval from the CNV for the extension of the program to US$ 1.2 billion.

On May 2, 2018, within the framework of the 2017 short- and medium-term negotiable obligations program approved by the CNV, we issued the 2018 Notes with the following characteristics:

Amount in U.S.$	500.000.000
Interest Rate	6,75% annual
Pricing	99,725%

	Date of Payment	Percentage on the Principal Amount to be Paid
Amortization.	May 2, 2025	100%
Frequency of Interest Payment	Biannual, payable on May 2 and November 2 of each year.
Guarantor	None.

The proceeds obtained by the 2018 Notes were used to: (i) repurchase the 2014 Notes for an amount equivalent to U.S.$86,511,165; (ii) cancel and totally redeem the 2014 Notes for U.S.$120,786,581; and (iii) the remaining balance to make capital investments.

As of December 31, 2019 the principal amount of outstanding 2018 Notes was U.S.$ 500 million. As of the date of this Annual Report, we repurchased 2018 Notes in an aggregate principal amount of U.S.$17.6 million, which repurchases were made in March and April 2020, at a clean average price of U.S.$71.53 per U.S.$100 of principal amount.

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

On November 5, 2019, we entered into a pre-export financing agreement with Itaú Unibanco S.A., for the granting of a loan in the amount of U.S.$17 million to pre-finance propane, butane and natural gasoline exports. On March 4, 2020, we prepaid in full this loan with the revenues obtained from the relevant exports. This loan accrued monthly interest at a rate equal to LIBOR +1.95%.

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency-forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate. During 2019, 2018 and 2017, we did not enter into any derivative instruments to hedge the foreign exchange risk.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2020-2022 periods, in millions of U.S. dollars, are set forth in the following table:

	2020	2021	2022	Total
Natural Gas transportation
Reliability and others	30.6	48.0	50.0	128.6
Total	30.6	48.0	50.0	128.6
Liquids production and commercialization
Reliability and others	3.3	13.9	10.9	28.1
Operational efficiencies	1.4	-	-	1.4
Expansions	-	-	-	-
Total	4.7	13.9	10.9	29.5
Vaca Muerta Project	29.4	4.8	-	34.2
Other services	2.5	4.1	4.0	10.6
Total Capital Expenditures	67.2	70.8	64.9	202.9

The table above includes the capital works necessary to comply with the safety and maintenance of our natural gas pipeline. As part of the measures taken to reduce the impact of COVID pandemic in our business we have adjusted our capital expenditure plan.

We currently expect to continue to rely on cash flow from operations and short-term and long-term borrowings and other additional financing activities to finance capital expenditures in the near term.

We are also working on new projects which we believe will be relevant to the development of the natural gas industry in Argentina. For this, we are monitoring the impact of the measures adopted by the Government and the development of the main macroeconomic variables in order to find the most profitable investment alternatives.

As of the date of this Annual Report, the projects under analysis are below:

•
Participation in the tender called within the framework of Resolution 82 that will allow obtaining a new transport license, prior to the construction of a gas pipeline of approximately 621 miles in length.

•
We conducted a pre-feasibility study for the development of a liquefaction plant in the Bahía Blanca Province of Buenos Aires, with the purpose of generating a larger natural gas demand that accelerates the development of non-conventional gas, increasing export opportunities and reducing the need to import. This year we have moved forward with the project and have reached the final investment decision stage.

•	We have made progress in the pre-feasibility study for the building of a new liquids processing plant in Tratayén, which will enhance the value and contribute to the liquids business growth.

Additionally, in February 2020, we approved a project to expand the plant located in Tratayén. The execution term of this project is of one year—foreseen to start in the fourth quarter of 2020— and will require a US$ 15 million investment. It will consist in a 42.4 MMcf/d increase of the plant’s treatment capacity, the installation of a butane extraction unit and the building of facilities for liquids storage and dispatch.

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 53.4% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2019. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 87.4% of which are denominated in U.S. dollars for the year ended December 31, 2019. Likewise, 76% of the operating costs of this business segment for that period are denominated in U.S. dollars. For more information, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. During the 2017, 2018 and 2019 fiscal years, we have maintained a net liability monetary position

Our financial debt obligations denominated in foreign currency as of December 31, 2019, amounted to U.S.$ 560.7 million (Ps. 33,582.8 million). As of December 31, 2019, we also had the equivalent of U.S.$ 74.3 million (Ps. 4,448.4 million) of contract liabilities and trade and other payables denominated in U.S. dollars. Finally, U.S.$ 209.4 million (Ps. 12,496.7 million) of our assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$ 425.6 million as of December 31, 2019.

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

As a consequence of our liquidity and our strategy to focus our investments in U.S. dollar denominated financial instruments, during 2019, 2018 and 2017 we did not enter into any derivative instrument agreement to hedge foreign exchange risk.

On July 23, 2018, we entered into an agreement with a recognized financial institution to hedge export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could arise if export prices fall below break-even prices (those that balance costs). This agreement is valid between October 2018 and April 2020, according to the following monthly short tons:

Period	Propane	Butane	Natural gasoline
October 2018 – April 2019	6,663	4,967	2,976
May 2019 – September 2019	-	-	4,519
October 2019	9,996	7,727	4,630
November 2019 – April 2020	14,438	11,038	6,614

In order to arrange such operation, the Company paid a premium of U.S.$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under the “Derivative financial instruments” caption.

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

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2019:

		Payment due by period (in millions of pesos)
	Total	Due less than 1 year	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	42,089.6	-	3,048.8	6,063.9	32,976.9	-
Purchase Obligations(3)	7,359.0	-	842.3	6,516.7	-	-
Leasing(4)	3,046.2	90.4	448.0	896.1	896.1	715.7
Total	52,494.7	90.4	4,339.0	13,476.7	33,873.0	715.7

(1)
Refers to amortization and interest payments on the 2018 Notes as described in “Item 5. Operating and Financial Review of Prospects B. Liquidity and Capital Resources——Description of indebtedness” and “Item 10. Additional Information——C. Material Contracts,” respectively.

(2)	The total amount of interest payments includes Ps. 10,780.2 million of estimated interest payments not accrued according to the 2018 Notes.
(3)	Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.
(4)
Corresponds to the lease liability arrangement entered with Pampa Energía. The total amount includes estimated interest payment not accrued as of December 31, 2019 for Ps. 668.7 million. For additional information see “Item 5. Operating and Financial Review of Prospects B. Liquidity and Capital Resources——Description of indebtedness” and “Item 10. Additional Information - C. Material Contracts-Financial lease with Pampa Energía.”

All of our debt obligation amounts set forth in the table above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of U.S.$1.00 per Ps. 59.89 as of December 31, 2019. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Additionally, we entered into a contractual obligation with Pampa Energía with regard to technical financial and operational assistance services. See “Item 4 Our Information——B. Business Overview— Natural Gas Transportation—Pipeline Operations—Technical Assistance Services Agreement.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of a minimum of nine principal directors and nine alternate directors and a maximum of 11 principal directors and 11 alternate directors. In the absence of one or more principal directors, alternate directors will attend meetings of the Board of Directors. Principal directors and alternate directors are elected at an ordinary meeting of shareholders and serve one to three-year renewable terms, as resolved by the shareholders, subject to reelection. Effective and alternate directors shall remain in their positions until substituted by the shareholders. In December 2019 the board approved the rules of its internal operation.

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

The current Board of Directors members were designated at the 2020 Shareholders’ Meeting, for the term of one year from the date of such meeting. The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

On February 2015, the Executive Branch enacted Decree No. 196/2015, which complements the provisions of Decree No. 1278/2012, mainly extending indemnity and legal assistance coverage to directors and statutory committee members appointed by the Government in companies in which it has stock participation.

Decree No. 894/2016, which created the Secretary of Economic Policy and Planning Development, established that directors appointed by the FGS shall have the functions, duties and powers established by the General Companies Act, the Capital Markets Law and all the rules applicable to the company in which they act as directors, its by-laws and other internal regulations.

The General Companies Act governs the way directors are appointed. The members of the Board of Directors are appointed by the shareholders at the General Annual Shareholders’ Meeting or by the Statutory Committee, as the case may be, when authorized by the By-laws. It is not mandatory to be a shareholder of the company to be eligible to be appointed as a director. Section 263 of General Companies Act mandates that up to one-third of the members of the board can be appointed by the “cumulative vote system.” The vote of each shareholder who chooses to use the “cumulative vote system” shall be multiplied by the number of members to be appointed; the result may be partially or fully allocated to any of the candidates. All of the shareholders are entitled to choose the “cumulative vote system,” in other words, not only ANSES has the right to appoint members to the Board of Directors through that system.

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

A director who participates in the adoption of a resolution or who advises on or recognizes such resolution, will be exempted from liability if he leaves written evidence of his objection and notifies the Statutory Committee before his liability is reported to the board of directors, the Statutory Committee, a shareholders’ meeting, or competent authority or before judicial action is exercised. Shareholder approval of a director’s performance terminates any liability of a director vis-à-vis the Company, provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law or our By-laws or regulations.

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

As of the date of this Annual Report, five of the principal directors of our Board of Directors qualify as independent as defined in the NYSE in Section 303A of its Listed Company Manual (the “NYSE Standards”), Rule 10A-3 under the Exchange Act and the CNV Rules. Three of the principal directors of our Board of Directors (all of whom are independent in accordance with the NYSE Standards and two of whom are independent in accordance with the CNV Rules) are also members of our Audit Committee. For additional information regarding the independence of our Audit Commiittee member see “-C. Board Practices. Audit Committee” below. The remaining members of the Board of Directors are not independent. Under the independence requirements, a director is not independent if any of the following apply:

a)
Is also a member of the management body of the controlling entity or another company belonging to the same economic group by a relationship existing at the time of its election or that ceased during the three years immediately preceding.

b)
Is linked to the issuer or its shareholders that hold directly or indirectly “significant shareholding” or with companies in which these also have direct or indirectly “significant shareholding,” or was linked to them by a contract of employment during the last three years.

c)
Provides, or belongs to a professional corporation or association, which renders professional services to or receives any form of remuneration or fees (other than the corresponding remuneration for its position in the administration body) from the issuer, or those shareholders that have any direct or indirect “significant shareholding” in us or from corporations in which shareholders also have any direct or indirect “significant shareholding.”

d)	Directly or indirectly, holds five percent or more of shares entitled to vote of our capital or in a company which holds “significant shareholding” in the latter.

e)
Directly or indirectly, sells or provides goods or services to the company or its shareholders, who hold direct or indirect “significant shareholding” for an amount substantially higher than the compensation received from the position as members of the administration body. This prohibition covers commercial relations that took place during the last three years prior to the appointment as director.

f)
Has been a director, manager, administrator or principal executive of non-govermental organizations that have received funds, for amounts exceeding Ps. 800,000 from the company, its controlling entity and other companies of the group of which TGS is a part.

g)	Receives some payment, including participation in stock option plans, from the company or the companies in its same group, other than the fees to be received under his position as director.

h)
Has served as director at the company, its controlling entity or another company belonging to the same economic group for more than ten years. The condition of independent director will be recovered after at least three years have elapsed since the cessation of his position as director.

i)
Is a husband or wife, legal partner, close relative up to third degree of consanguinity or second degree of relationship that, in the case of being a member of the administrative body, would not be independent as set forth in the CNV regulations.

In all cases, “significant shareholding” refers to those shareholders holding at least fifteen percent (15%) of our common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to the management and administration of any such companies, or its controlling entity.

The following table reflects the current members of our Board of Directors, their respective positions on the Board of Directors and the year they were appointed to such position.

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Gustavo Mariani	4/21/2020	2021	Chairman	Executive Vicepresident and Chief Executive Officer at Pampa Energía
Luis Alberto Fallo	4/21/2020	2021	Vice Chairman	Director of Sagua Argentina S.A.
Mariano Batistella	4/21/2020	2021	Director	Executive director of planning, strategy, downstream and affiliates at Pampa Energía
Pablo Viñals Blake	4/21/2020	2021	Director	Partner at Marval O’Farrell Mairal Law Firm
Luis Rodolfo Secco	4/21/2020	2021	Independent Director	Economist
Carlos Alberto Olivieri	4/21/2020	2021	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/21/2020	2021	Independent Director	Public Accountant
Gustavo Graziano	4/21/2020	2021	Independent Director	Business consultant
Federico Basualdo Richards	4/21/2020	2021	Independent Director	Comptroller at Ente Nacional Regulador de la Electricidad (“ENRE”)
Jorge Romualdo Sampietro	4/21/2020	2021	Alternate Director	Senior Director at Petroquímica Cuyo
Nicolás Mindlin	4/21/2020	2021	Alternate Director	Executive vice president, procurement, assets security and marketing director at Pampa Energia
Horacio Jorge Tomás Turri	4/21/2020	2021	Alternate Director	Executive director oil and gas at Pampa Energía
Francisco Macías	4/21/2020	2021	Alternate Director	Partner at Marval O’Farrell Mairal Law Firm
Enrique Llerena	4/21/2020	2021	Independent Alternate Director	Partner at Llerena – Amadeo law firm
Santiago Alberto Fumo	4/21/2020	2021	Independent Alternate Director	Independent consultant
Pablo Fabiam Waisberg	4/21/2020	2021	Independent Alternate Director	Accounting and tax advisor
Ignacio Gustavo Álvarez Pizzo	4/21/2020	2021	Independent Alternate Director	Lawyer at the Directors and Corporate Affairs department in the FGS
Andrea del Valle Polizoto	4/21/2020	2021	Independent Alternate Director	National Directorate for hydroelectric generation and renewable energy

Gustavo Mariani holds a degree in Economics from the Universidad de Belgrano and a Master’s degree in Business Administration from the Universidad del CEMA and also is a Chartered Financial Analyst (CFA) since 1998.  He has been a member of the board of directors of Pampa Energía since 2005 and serves as CEO and Vice President.  Mr. Mariani joined Grupo Dolphin in 1993 as an analyst and served as an investment portfolio manager. Mr. Mariani is currently Chairman of HIDISA, HINISA, PACOSA, PEA, PEFMSA, Transelec, and Plásticos de Zárate S.A. (“Plásticos de Zárate”). He is also Vice Chairman of SACDE, Pampa Energía and Edenor. He also serves as Director of GMA Warrants S.A., ODS S.A., Dolphin Créditos Holding S.A., Emes Inversora S.A., Transba, Grupo Emes S.A., Emes Finance S.A, Grupo Dolphin Holding S.A., Orígenes Seguros de Vida S.A., Orígenes Seguros de Retiro S.A., Pampa Participaciones, Sitios Argentinos S.A and Pampa Cogeneración S.A. In addition, Mr. Mariani is a member of the management board of “Fundación Pampa Energía Comprometidos con la Educación”. He was born on September 9, 1970.

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He currently serves as Director of Simali S.A., Executive Director of Sagua Argentina S.A., President of Beau Lieu S.A., President of Finca de Los Andes S.A., Vice President of Petroquímica Cuyo S.A.I.C., Vice President of Aguas de Santiago S.A., President of PEPCA S.A. and CIESA, President of First Class Flights S.A., and Vice President of Hostería Las Balsas S.A. Since 1992 he works with Grupo Sielecki, main and controlling shareholder of several companies to which he serves as Director. He was born on January 29, 1960.

Mariano Batistella currently works as Executive Director of planning, strategy, downstream and affiliates of Pampa Energía. Mr. Batistella previously worked in investment banking at Goldman Sachs. Mr. Batistella holds a degree in Business Administration from the Universidad de San Andrés and a postgraduate degree in Finance from the same institution He currently serves as Chairman of PHA, Trenerec Bolivia, Plásticos de Zárate, Lubricantes Avellaneda SAU. Mr. Batistella also serves as director of Pampa Participaciones, Transporte de Servicios y Gas en Uruguay, CIESA, HINISA, Pampa Cogeneración S.A., Petrobras Energía Ecuador Ltd, Pampa Energía (alternate director), Edenor (alternate director), Enecor (alternate director), HIDISA (alternate director), PACOSA (alternate director), PEA (alternate director), PEFMSA (alternate director), CPB Energía S.A. (alternate director) and Transelec (alternate director).He was born on July 31, 1982.

Pablo Viñals Blake holds a law degree from the Universidad Católica Argentina and a master law degree (LL.M 92’) from Harvard Law School.  Mr. Viñals Blake has been a foreign associate in the New York office of Milbank Tweed Hadley & McCloy LLP and since 1997 is a partner in the Buenos Aires office of Marval, O’Farrell & Mairal. Mr. Viñals Blake is currently the co-head of Marval’s M&A team and head of the Private Equity and Venture Capital and the Agribusiness groups. He has represented domestic and multinational companies, private equity, hedge funds and financial institutions in most of the largest M&A, Agribusiness and project financing transactions held in Argentina in the last two decades and advised multilateral financial institutions such as the IFC, IDB and the United States Eximbank on their Argentine operations. He currently serves as a board member of BlackRock Argentina Asesorias S.A., PEPCA S.A. and CIESA. He was born on October 3, 1962.

Luis Rodolfo Secco holds a Bachelor’s degree in Economics and a Master’s degree in Banking Disciplines from the Universidad Nacional de La Plata. In 1990 he obtained a scholarship as a full time researcher at the Universitá degli Studi di Siena. Between 1992 and 1994 he was a researcher and director of the School of Banking Disciplines of the Universidad Nacional de La Plata. Between 1994 and 1999 he worked as Chief Economist of M.A.M. Broda and Associates. At the beginning of 2000 he was summoned to work in the government of the then president Fernando De la Rua as economic adviser to the Presidency and General Director of Strategic Analysis of the Secretary of State Intelligence, a position he held until January 2002. In 2002, Mr. Secco founded his economic consulting firm, Economic Perspectives, and is currently director and editor of the Economic Perspectives newsletter. Between 2004 and 2012 he was external director of the Department of Economics of Deloitte Argentina. Since 1988 he has served as a professor at the Faculty of Economic Sciences of the Universidad Nacional de La Plata. He is also a guest columnist for the newspapers La Nación, Perfil and El Economista. He was born on December 14, 1963.

Carlos Alberto Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan and Stanford University. At present, Mr. Olivieri is professor of Finance at Universidad Torcuato Di Tella. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and between 2002 and 2007 he worked for Repsol YPF as Chief Financial Officer (“CFO”) for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and President of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires and University of Michigan. Mr. Olivieri is also member of the board of directors of Metlife Seguros S.A. and acts as financial advisor. He was born on May 14, 1950.

Carlos Alberto Di Brico holds a degree in Administration and Public Accountancy from the Universidad de Buenos Aires. He is a member of the board of NTN SNR Argentina SA, FDV Intive Argentina SA, Aristocrat Argentina PTY Limited, Perform Media Argentina SRL and Perform Content South America SAS. He has held several management positions in Eveready Argentina S.A. between 1975 and 1995. From 1995 to 1998 he was CFO at Stafford Miller Argentina S.A. Between 2001 and 2013 he served as CFO and later as CEO in Emerson Argentina. Between 2010 and 2017 he was member of the board of directors of Camuzzi Gas Pampeana S.A. He was born on August 1, 1952.

Gustavo Graziano holds a degree in Economics from the Universidad de Buenos Aires. He received scholarships from the Italian government and the IMF where he obtained his post-graduate degrees. He previously worked for the BCRA and was a columnist in several graphic media companies. He is currently a business consultant in multinational companies and financial institutions. He was born on March 5, 1960.

Federico Basualdo Richards holds degrees in Sociology from the Universidad de Buenos Aires. He is currently comptroller at the ENRE (the national regulation energy body) and investigator in FLACSO.

Jorge Romualdo Sampietro holds a degree in Chemical Engineering from the Universidad de Buenos Aires and an Executive Program at Darden Business School - University of Virginia. Between 1968 and 1973 he worked as Technical Sales Manager at Dow Química Argentina. From 1973 to 1975 he was Export Manager at Petroquímica Mosconi. Since 1976 he has worked as Commercial and General Manager at several companies. Since 1994, he has been General Manager of Petroquímica Cuyo and currently holds the position of Director of Petroquímica Cuyo S.A.I.C. and of Alternate Director of CIESA and PEPCA. He was born on May 12, 1944.

Nicolás Mindlin holds a degree in Industrial Engineering from the Instituto Tecnológico Buenos Aires. Mr. Mindlin has been a member of the Board of directors of Pampa Energía since April 2017. He serves as Vice Chairman of Lubricantes Avellaneda SAU. Mr. Mindlin is also member of the board of directors of PHA S.A.U, Petrobras Energía Ecuador Ltd., CIESA (alternate director), Enecor (alternate director), Refinor (alternate director), and Deputy Secretary at Petrobras Participaciones SL.  He was born on November 11, 1989.

Horacio Jorge Tomás Turri is currently Executive Director of oil and gas of Pampa Energía. From August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997 he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. Mr. Turri is an Industrial Engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

Francisco Macías holds a Law degree from the Universidad Católica Argentina and a Post Graduate Degree in International and EC Law from the School of Law of the University of Siena, Italy and a Post Graduate Degree in International Operations from the National Foreign Office Institute of Argentina. Since 2002, Mr. Macías is a partner in Marval, O’Farrell Mairal law firm and is currently the head of Marval’s Oil & Gas practice. Before joining Marval he worked for the firm of Bazán, Cambré & Orts and for BBVA Banco Francés. He was born on January 19, 1967.

Enrique Llerena holds a Law degree from the Universidad Católica Argentina. He also holds a degree in Diplomatie et administration des Organization Internationales from the Universite et Paris XI. Since 1982, he has been partner of the law firm Llerena Amadeo. He has served as the principal director and member of the audit committee of various companies. He is currently the Managing Director of Tradelog S.A. He is also a partner in Llerena & Arias Uriburu. He was born on April 9, 1955.

Santiago Alberto Fumo graduated as a Public Accountant at the Universidad del Litoral, and he also holds a Master’s degree in Law and Economy for the Universidad Torcuato Di Tella. He currently works as independent consultant in startups and takeovers. Additionally, he acts as syndic in Molinos Río de la Plata S.A., National Oilwell Varco MSW S.A., Tuboscope Vetco de Argentina S.A. and Antares Naviera S.A. He was born on December 10, 1960.

Pablo Fabián Waisberg graduated as a Public Accountant at the Universidad de Buenos Aires. He currently works as an accounting and tax advisor. Additionally, he is a trustee in Petrosiel S.A., Areic S.A., Grainco S.A., Petroquímica Cuyo S.A., Sagua Argentina S.A., Noragua S.A. and Aguas de Santiago S.A. He was born on February 3, 1965.

Ignacio Gustavo Álvarez Pizzo holds a Law degree from the Universidad de Belgrano and a Magister in Business Law from the Universidad Austral. He serves as Coordinator of Corporate Affairs of the FGS - ANSES. In addition, he is Director of Empresa Distribuidora Eléctrica Regional S.A. and Alternate Director of Transener S.A. and Edesa H. He was born on August 19, 1985.

Andrea del Valle Polizzotto holds a law degree from the Universidad Católica de Cuyo and a Master degree in business law from the same university.

Executive Committee. In order to achieve more streamlined management of the Company, the 2017 Shareholders’ Meeting approved the amendment of our By-laws for the purpose of allowing, within the scope of the Board of Directors, the possibility of constituting an executive committee (the “Executive Committee”), under the terms established by article 269 of the General Companies Act.

The Board of Directors is the body in charge of appointing the members of the Executive Committee, which will be made up of four members: the directors who have been appointed as our President and Vice President, and any other two directors elected by simple majority, with a mandate of one year.

The Executive Committee will function with a quorum of the majority of its members; the quorum must include our President and Vice President. It will adopt its decisions unanimously and will have the powers determined by the Board of Directors.

At the meeting held on April 27, 2020, the Board of Directors decided its current composition. To this end, Gustavo Mariani, Mariano Batistella, Luis Alberto Fallo and Pablo Viñals Blake are in office for a period to serve for one fiscal year.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Oscar Jose Sardi	2019	CEO
Claudia Trichilo	2019	Operations Vice President
Carlos Hector Sidero	2013	Human Resources Director
Alejandro Mario Basso	2016	CFO and Services Director
Hernan Diego Flores Gomez	2017	Legal Affairs Director
Néstor Hugo Martín	2013	Business Director
Rubén De Muria	2018	Institutional and Regulatory Affairs Director

There is no expiration term defined for the executive officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Oscar Jose Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and since then, he has held different positions in our operations area. In April 2005, he was designated as our Service Vice President, and subsequently appointed as our Operations Director from October 2016 until April 2019 when he was appointed as our CEO. He also acts as President of Telcosur S.A., Vice President of CTG Energía SAU and Alternate Director of Link. He was born on September 1, 1955.

Claudia Trichilo received a Chemistry degree and a post-graduate degree in Engineering from the Universidad de Buenos Aires. From June 1988 to December 1992, she worked at the Industrial Engineering Department of Gas del Estado. In 1992, Ms. Trichilo joined TGS as Chief of Technical Planning and held such position until December 2002, when she was appointed Technical Developments Manager. From 2007 to 2010, Ms. Trichilo acted as Coordinator of Operations until August 2019, when she was appointed as our Operations Vice President. She was born on March 21, 1963.

Carlos Hector Sidero graduated from Universidad de Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994 he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina. He joined TGS in March 2013 as Vice President of Human Resources. He was born on February 16, 1956.

Alejandro Mario Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Compañía Naviera Pérez Companc from 1987 to 1992 and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998 he acted as our Planning and Corporate Control Manager and between September 1998 and March 2008 he was our Planning and Control Vice President. Between March 2008 and October 2016, he acted as our Management Control and Corporate Governance Vice President. In October 2016, he was designated as our CFO and Services Vice President. He also acts as Alternate Director of TGU, Liquidator in EGS and Director in Telcosur and CTG. He was born on October 13, 1961.

Hernán Diego Flores Gómez received a Law degree from the Universidad de Buenos Aires. He is a co-founder and is professor of the Hydrocarbons and Energy Industry Law post-graduate course at Universidad Católica Argentina, and he is also a co-founder and professor of the Petroleum and Natural Gas Law post-graduate course at Universidad de Buenos Aires, and professor of the Energy Master’s Degree at the Energy Regulatory Activity Studies Center (“CEARE”). Additionally, Dr. Flores Gómez has a Master’s Degree in Business Law from the Escuela Superior de Economía y Administración de Empresas (ESEADE), a Master’s Degree in Finance from the Universidad del CEMA and a Postgraduate Degree in Damage Law from Universidad Católica Argentina. He began his career in the National Judicial Branch. Throughout his career, he held various relevant positions on legal matters, institutional and management relationship in companies such as Capsa / Capex S.A., Pluspetrol S.A. and ENAP Sipetrol Argentina S.A. He was born on June 10, 1966.

Néstor Hugo Martín obtained a degree in Chemical Engineering from the Universidad Nacional del Sur, Bahía Blanca. Mr. Martín has wide experience in the oil and gas industry. Between 1976 and 2002, he held different positions in companies such as ESSO S.A.P.A., YPF, Isaura S.A. and EG3. In 2002, he joined Petrobras Argentina where he served in many managerial positions especially related to planning, business, supply and trading. In 2013, he was designated as our Business Vice President. He holds the position of Director and Vice President of Link, Telcosur and TGU and of Director and President of CTG Energía SAU. He was born on April 17, 1953.

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

For additional information regarding the provisions included in the Shareholders’ Agreement for the election of our CEO, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement.”

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

B. Compensation

The remuneration, in Current Currency, paid by us during the year 2019 to the members of our Board of Directors and executive officers amounted to Ps. 24.6 million and Ps. 110.9 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

Audit Committee

According to the Capital Markets Law, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” The Audit Committee operates under its Rules of Procedure, which was approved in its meeting held in 2013 in accordance with the requirements of the Capital Markets Law. The Rules of Procedure require that the majority of the members that form the Audit Committee must be independent according to the CNV’s standards. Audit Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year.

The Board of Directors meeting held on April 27, 2020 appointed the current members of the Audit Committee, who as of the date of this Annual Report are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates, Pablo Fabián Waisberg, Santiago Alberto Fumo and Enrique Llerena. All of Audit Committee members meet the independence criteria set forth under Rule 10 A-3 of the Exchange Act, SEC regulations and NYSE Standards, but according to CNV rules Mr. Carlos Olivieri does not qualify as independent since he has served as director for ten years.

The Audit Committee’s mandatory duties are to:

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

•	oversee compliance with the Code of Ethics (see “Item 16.B. Code of Ethics”); and other relevant rules;

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

•	review independence policies of the external auditors in order to verify their fulfillment.

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

•
Give a prior assessment, that shall be used by the CNV to require us to designate an external auditor as requested by minority shareholders, as long as such shareholders represent at least 5% of our common stock and provide a justified request (in those cases in which the minority shareholders’ rights might be affected) and if CNV understands the credibility of the damage invoked by said shareholders in order to carry out one or more specific reviews. The charges of such reviews shall be borne by the petitioning shareholders (Act No. 26,381, article 108.f);

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

The aggregate compensation paid by us for the fiscal year 2019 to the members of the Audit Committee was Ps. 8.5 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Statutory Committee

The Statutory Committee is our monitoring body as stipulated in Section No. 284 of the General Companies Act. Our By-laws provide for a Statutory Committee consisting of three syndics and three alternate members (“Alternate Syndics”). In accordance with our By-laws, two syndics and the corresponding Alternate Syndics are elected by a majority vote of the holders of our Class “A” shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Committee is elected at the General Annual Shareholders’ Meeting and serves for a one-year renewable term. Members of the Statutory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TR No. 15. Our directors, officers and employees may not be members of the Statutory Committee, all members must be independent. Our By-laws require the Statutory Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Committee consist of monitoring our management’s compliance with the General Companies Act, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors, Executive Committee and shareholders’ meetings, (ii) call Special Shareholders’ Meetings when deemed necessary and General Annual Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquires initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate compensation paid, in Currrent Currency, by us for the fiscal year 2019 to the members of the Statutory Committee was Ps. 4.5 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets forth the current membership of our Statutory Committee, each of whom was appointed at the 2020 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
José Daniel Abelovich	4/21/2020	2021	Syndic
Valeria Fortti	4/21/2020	2021	Syndic
Gustavo Herman Isaack	4/21/2020	2021	Syndic
Marcelo Héctor Fuxman	4/21/2020	2021	Alternate Syndic
Francisco José Carrega	4/21/2020	2021	Alternate Syndic
Sandra Auditore	4/21/2020	2021	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

José Daniel Abelovich. Mr. Abelovich obtained a degree in Accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was Manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a Senior Advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A. He was born on July 20, 1956.

Valeria Fortti obtained a degree in Accounting and a bacheor in Administration form the Universidad de Buenos Aires. She also holds a Master in Business Administration from the same university. Since 1994, she has been a trustee in the Argentine National Auditing Commission. She is also a member of the supervisory committees of Emprendimientos Energéticos Binacionales S.A., Nucleoeléctrica Argentina S.A. and TELAM S.E. She was born on December 20, 1973.

Gustavo Herman Isaack obtained a Law degree from the Universidad Nacional de Rosario. He is currently partner in Isaack Winter & Asociados Law firm. Previously he acted as legal counsel in several private companies. He was born on May 24, 1961.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in Accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario S.A. He was born on November 30, 1955.

Francisco José Carrega. Mr. Carrega obtained a Law degree from the Universidad de Buenos Aires. He also holds a Master degree in Business Law from the ESEADE and a Postgraduate degree in Competition Law from the Universidad de Salamanca. He is currently as consultant in Mitrani Caballero Ruiz Moreno in conflict prevention and in civil and commercial contentious matters. He has previously acted in the Federal Judicial Power holding different positions in the commercial court. Between 2005 and 2017 he acted as partner in Brochou, Fernández Madero and Lombardi Law Firm.  He has worked as a judicial controller in highly relevant conflicts, collaborating as an auxiliary to Justice. He was born on May 10, 1972.

Sandra Auditore obtained a degree in Accounting from the Universidad de Buenos Aires. Since 1995, she has been a trustee in the Argentine National Auditing Commission. She was born on November 3, 1967.

Compensation Committee

We do not have a compensation committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See “Item 16.G. Corporate Governance.”

D. Employees

The following table sets out the number of employees per department as of December 31, 2019, 2018 and 2017:

	Number of Employees as of December 31,
Department	2019	2018	2017
General	3	2	2
Administration, Finance and Services	106	103	98
Human Resources	23	23	22
Legal Affairs	10	10	9
Public and Regulatory Affairs	10	8	7
Safety and Environmental	29	28	27
Business	76	72	69
Internal Audit	4	4	3
Operations	786	747	688
Trainees program	13	7	7
Total	1,060	1,004	932

The following table sets out the number of employees according to geographical location as of December 31, 2019, 2018 and 2017:

	Number of Employees as of December 31,
Location	2019	2018	2017
City of Buenos Aires	245	239	237
Province of Buenos Aires	448	427	406
Province of Chubut	64	61	53
Province of La Pampa	14	14	12
Province of Neuquén	133	114	91
Province of Río Negro	60	58	49
Province of Santa Cruz	94	88	82
Province of Tierra del Fuego	2	3	2
Total	1,060	1,004	932

As of December 31, 2019, 2018 and 2017, the number of temporary employees working for us was 58, 57 and 31, respectively.

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

On December 13, 2019, the Executive Branch issued Decree No. 34/2019 which for a 180-days term doubles the amount of compensation mentioned above. However, in the context of the crisis unleashed by COVID, said regulations are limited in their application.

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

The year 2019 presented an inflationary scenario that required numerous meetings with union representatives. We maintain a positive relationship with each of the employee unions with representation before our company. The fruits of this work were the agreements reached with each such union, which have been submitted to the national labor authority for approval and inclusion in existing collective bargaining agreements. Those agreements effectively prevented trade union conflicts and work stoppages.

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2019, we have signed agreements for the period of April 1, 2019 to March 31, 2020. This is a consequence of the fact that TGS salary period comprises from the month of April of each year to the month of March of the following year. We are currently in negotiations with trade unions to conclude bargaining agreements for the period April 1, 2020 – March 31, 2021, but the status of this negotiation remains uncertain.

As of December 31, 2019, 80.2% of our workforce is under trade union representation, having the same employment benefits. The unions that represent such employees are Unión del Personal Superior del Gas, Federación Argentina del Gas Natural de la República Argentina (which groups the unions of the capital, Bahía Blanca and Patagonia Sur) and Sindicato de Trabajadores de la Industria del Gas Natural Derivados y Afines of Neuquén and Río Negro.

E. Share Ownership

The total amount of our Class B Shares held by our directors, Syndics and executive officers as of December 31, 2019, is 109,180 shares. Class B shares held by directors and trustees do not have different voting rights than the other shareholders holding Class B Shares. The directors, trustees and senior executives of the Company do not have options regarding the Company’s shares. There are no agreements that grant participation to employees in the assets of the Company, including the issuance or granting of options, shares or any other negotiable value.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own more than five percent of our common stock as of March 31, 2020:

Name of Beneficial Owner	Number of Shares(1)		Percent of Total Common Shares	Class
CIESA	405,192,594		51.00%	A
FGS	190,685,633		24.00%	B
Holders through BYMA	64,640,514		8.14%	B
Treasury shares	28,775,540		3.62%	B
ADRs through Citi	105,201,002	(1)	13.24%	B
Total	794,495,283		100.00%	--

(1)	Equivalent to 21,040,200 ADRs.

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares and local and foreign investors hold the remaining shares of our common stock, distributed among minority holders with 25.89% and the FGS/ANSES with 24%. CIESA is under co-control of: (i) Pampa Energía, which holds 10% of CIESA’s common stock, (ii) PHA, which has a shareholding of 40%, and (iii) GIP, WST and PCT, who in the aggregate hold a combined 50% indirect ownership interest in the outstanding capital stock of CIESA, as follows: GIP holds 27.1%, WST holds 4.58% and PCT holds 18.32%.

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

•
On the same day, (i) Pampa Energía and its subsidiary Pampa Participaciones S.A. sold all of the capital stock and voting rights of PEPCA to GIP by 51%, WST by 45.8% and PCT L.L.C. by 3.2% and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, in a proportion of 55% and 45%, respectively. This transaction was authorized by ENARGAS on August 9, 2016, through Resolution No. I / 3939.

•
On January 17, 2017, CIESA was informed of the exercise of the swap option agreed among Pampa Energía, GIP, WST and PCT. Pursuant to such option, (i) GIP and PCT transferred to PHA (formerly Petrobras Hispano Argentina) their position as beneficiary of the CIESA Trust owning of 40% of the stock and voting rights of CIESA; and (ii) Pampa Energía and PHA (formerly Petrobras Hispano Argentina) transferred to GIP and PCT shares representative of 40% of the capital and voting rights of CIESA, while Pampa Energía kept a direct participation in CIESA of 10% of its capital and voting rights.

•	On March 24, 2020, CIESA was informed of the transfer of the 40% capital stock owned by the CIESA Trust to PHA.

Pursuant to the Pliego and the terms of the 2014 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

FGS owns 24% of our common stock. On October 5, 2015, the Argentine Congress passed Law No. 27,181, declaring the protection of the Government’s shareholdings, including those forming part of the portfolio of the FGS, to be in the public interest, and creating the Argentine Agency of Government Investments in Companies as an enforcement authority. This agency was later replaced by the Secretary of Economic Policy and Development Planning of the Ministry of Finance. This agency is in charge of implementing any policies and actions related to the exercise by the Government of any rights arising out of the shares it holds.

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

Decree No 894/2016, which regulates Law No. 27,260, created the Secretary of Economic Policy and Development Planning. This new agency is responsible for executing policies relating to the exercise of rights corresponding to shareholdings of companies where the Government holds a minority interest. Decree No. 897/2016 states that the directors appointed by ANSES shall have the functions, duties and powers established by General Companies Act.

According to applicable regulations, any transfer or other action that limits, alters, cancels or modifies the destination, ownership, possession or nature of the shares held by the FGS which results in a decrease or the FGS’s holdings in a manner inconsistent with applicable law, shall not be conducted without prior express authorization of the Argentine Congress, with the following exceptions:

•	Public takeover bids addressed to all holders of such shares at a fair price authorized by the CNV, under the terms of Chapters II, III and IV of Title III of the Capital Markets Law.

•	Exchange of shares for other shares of the same or another company in the context of a merger, split or corporate reorganization processes.

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

The following table shows the current CIESA’s shareholding:

Shareholder	Number of shares	Class of shares	Ownership (%)	Group
Pampa Energía	63,881,869	B1	10%	Pampa Group
	0.5	A1
	0.5	A2
PHA	0.5	A1	40%
	0.5	A2
	162,898,766	A2
	92,628,711	B2
PEPCA S.A. (WST, GIP y PCT)	63,881,870	B3	10%	GIP/PCT/WST Group
GIP	89,594,322	A1	22%
	50,945,792	B1
PCT	73,304,444	A1	18%
	41,682,920	B1
Total	638,818,696		100%

As reported in “Item 4. Our Information A. Our History and Development. Controlling Shareholders,” the control of CIESA / TGS is divided into two groups, on the one hand Pampa Energía, directly and indirectly through PHA, and GIP, WST and PCT. Thus, CIESA is under joint control between Pampa Group and GIP/PCT/WST Group.

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

Changes in the shareholders’ structure of CIESA

For more information to respect of the changes in the shareholding composition of CIESA see above. On its behalf, the mentioned share changes were duly authorized by ENARGAS and by the National Commission of Defense of Competition of Argentina.

On August 9, 2016, ENARGAS authorized the transaction through Resolution No. I-3939/2016. Later, the exchange option was authorized by ENARGAS on December 29, 2016. Similarly, on January 10, 2018, the National Commission of Defense of Competition of Argentina, and subsequently on February 8, 2018, the Secretary of Commerce, approved the mentioned share changes as described above.

On March 24, 2020, CIESA was informed of the transfer of the 40% holding owned by the CIESA Trust to PHA.

In addition, on March 26, 2020, Pampa Energía informed to CIESA of the beginning of the reorganization process by means of a merger through absorption process between Pampa Energía, as absorbing company, and Pampa Cogeneración S.A. and PHA, as absorbed companies. This reorganization process, effective since April 1, 2020, will result in Pampa Energía holding the 40% stake of CIESA currently owned by PHA.

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

For additional information see “Item 16.E Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.”

On March 27, 2019, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps. 1,500,000,000 stated at its original value (the “Third Share Repurchase Program”). On August 26, 2019 the Third Share Repurchase Program was canceled and replaced by a new share repurchase program with a maximum amount to invest of Ps. 3,200,000,000 (the “Fourth Share Repurchase Program”). Finally, on November 19, 2019, a fifth program of acquisition of treasury shares was approved (the “Fifth Share Repurchase Program”) for a total of Ps. 4,000 million (at the time of its creation). This program was valid for 120 days from its creation.

On March 6, 2020 our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps. 2,500 million stated at its original value (the “Sixth Share Repurchase Program”). This program was valid for 180 days from its creation.

As of March 31, 2020, we have 28,775,540 treasury shares, representing 3.62% of the total share capital. The acquisition cost of the same in the market amounted to Ps. 2,157.0 million which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c) and e) of the CNV’s Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

B. Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices and in accordance with applicable laws and regulations.

SATFO

Pampa Energía is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the SATFO which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. Pursuant to this agreement, Pampa Energía, also provides financial advice to us. For these services, we pay fixed annual amount or a monthly fee based on a percentage of our operating income, the higher of the before mentioned. In the Shareholders Meeting held on October 17, 2019 certain modifications to the amount and term of this agreement were approved. For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Technical Assistance Services Agreement.”

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

In addition, we have entered into a UT operation with SACDE through which work related to the construction of the Regional II - Recreo / Rafaela / Sunchales Gas Pipeline will be carried out. Construction works are still in progress.

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

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a total value of Ps. 2,501.2 million, which allowed us to expand our midstream services provided in that area.

The details of significant transactions with related parties as of December 31, 2019, are as follows:

Revenues							Financial results

Company	Natural Gas Transportation	Production and commercialization of Liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests expenses
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	146	-
Associate which exercises joint control on the controlling shareholder:	803,610	269,511	268,991	575,857	1,144,777	-	194,944
Pampa Energía
Associate with significant influence:
Link	-	-	14,073	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	5,469	-	-	-	-	-	-
Pampa Comercializadora S.A.	52,051	-	-	-	-	-	-
Central Piedra Buena S.A.	121,367	-	-	-	-	-	-
Experta ART	-	-	-	20,080	-	-	-
Total	982,497	269,511	283,064	595,937	1,144,777	146	194,944

Additionally, during the year ended December 31, 2019, we received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 1,726,356, which are capitalized within the facilities related to the Vaca Muerta Projects.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2019, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

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

During fiscal year 2017 and 2016, we continued receiving several claims from different provinces. As a consequence of those claims, we paid Ps. 148.5 million and Ps. 27.6 million to provincial agencies, respectively (stated at their original values).

On May 24, 2017, ENARGAS issued Resolution No. 5,041/2017, which approved the billing methodology for turnover tax on gas withheld from those determinations or liquidations that the Company receives as of its date of issue.

As of December 31, 2019 and 2018, we recorded a provision of Ps. 515.1 million and Ps. 474.4 million, respectively, in respect of this claim under the line item “Provisions,” which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

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

On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, as well as of any other act aimed at enforcing the Executive Decree No. 2067/08, and therefore declare invalid said regulations. On March 29, 2019, the National Secretariat of Energy appealed the judgment, which was granted on April 3, 2019. On October 29, 2019, the judge resolved to extend the injunction (“medida cautelar”) (which prevents the Government from requiring us to pay the charges for the period between November 2011 and March 2016) until April 29, 2020 or until the award becomes final, whichever occurs first. As of the date of this Annual Report, the case is pending judgment by the National Court of Appeals in Contentious Administrative.

Our management believes we have sufficient valid arguments to defend our position, and thus, we have not recorded any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, and of the effective date of Resolution 28.

c)	Recovery action of VAT and income tax

On October 9, 2008, we signed the 2008 Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, applicable as of September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through Decree No. 1,918/09. By means of this decree, we were able to bill the tariff increase to our clients as long as ENARGAS published the new tariffs schedule and set the methodology to bill retroactively. Ultimately, this administrative act did not become effective and therefore in September 2010, we filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passage of time since the enactment of Decree No. 1,918/09, on December 16, 2010, our Board of Directors resolved to discontinue the recognition of the tariff increase revenue and to reverse the receivable of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any waiver of our rights resulting from Decree No. 1,918/09.

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by us amounted to Ps. 433.3 million plus compensatory interests. Our claim was not heard after three months, so on October 9, 2013, we filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by us. This resolution was appealed by us before the Appellate Court for Administrative Proceedings (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

On May 7, 2019, the National Court of Appeals for Federal Administrative Disputes made the appeal filed by us and revoked the judgment of first instance, with costs to the defeated defendant. On May 23, 2019, the Treasury filed an extraordinary appeal - which was granted on September 26, 2019, in relation to the interpretation of the federal norms at stake in the case, but was denied as to the arbitrariness of judgment - and then complaint appeal. As of the date of issuance of this Annual Report, the case is being resolved by the Supreme Court of Justice of the Nation.

At December 31, 2019 and 2018, there are no account receivables booked per this recovery action.

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

In March 2017, we partially canceled the debt claimed by ARBA, paying Ps. 2.9 million by adhering to the payment plans offered by the Province of Buenos Aires through Law No. 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of this Annual Report, only two files remain pending resolution in relation to our alleged failure to act as withholding and collection agent during 2009 and 2010. Our management considers that it has sufficient arguments to assert its defense and no provisions have been recorded in our financial statements in connection with this proceeding.

Other Litigation

Below is a description of certain other litigation in which we are involved. No assurances can be provided as to the outcome of these proceedings.

a)	Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in material environmental liabilities as a result of our operations to date.

b)	Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2019 and 2018, the total amount of these provisions amounted to Ps. 74.0 million and Ps. 91.9 million, respectively.

Dividend Distribution Policy

In our Board of Directors meeting held on December 18, 2019, the Board approved a written dividend policy. This policy provides that in making its evaluation, our Board of Directors should consider our financial results, our liquidity, our future financing needs and other information, including economic and financial projections for both our and the economy as a whole. Each year, our Board evaluates whether to submit a distribution proposal to the shareholders’ meeting.

Nevertheless, there are a number of restrictions that limit our ability to distribute dividends, including:

•
Per the Tax Reform, for fiscal periods beginning on January 1, 2018, distribution of dividends made to human persons and foreign beneficiaries are subject to a tax withholding which we must withhold and enter to the tax authority as a single and definitive payment when the dividends are paid. This additional tax will be 7% or 13%, depending on whether the dividends distributed correspond to earnings of a fiscal period at the enacted income tax rate of 30% or 25%, respectively. For these purposes it is considered, without admitting proof to the contrary, that the dividends that are made available correspond, firstly, to the oldest accumulated earnings.

•
The acquisition of treasury shares and the additional paid-up capital for the distribution of treasury shares in accordance with CNV Rules, restricts the amount of the retained earnings that the Company may distribute. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Repurchase of Shares.”

•	Furthermore, we are subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (“Item 10. Additional Information—C. Material Contracts”).

•
According to the BCRA regulations, under certain conditions, we have to obtain its previous authorization before transferring dividend payments abroad. For additional information see “Item 10. Additional Information – D. Exchange Controls.”

For additional information regarding dividend payments during 2019, see “Item 3. Key Information—A. Selected Financial Data—Dividends.”

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

As of December 31, 2019, the market capitalization of shares of the 95 companies (excluding mutual funds) listed on the BASE was U.S.$ 179.3 billion.  At the same time, the market capitalization of the domestic companies totaled U.S.$ 36.5 billion.

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

The Capital Markets Law, enacted in December 2012, sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring. On May 9, 2018, the Argentine Congress approved the Act on Productive Financing No. 27,440, which introduces significant reforms to the Capital Markets Law, the Law on Common Investment Funds No. 24,083, the Argentine Law No. 23,576, as amended by Argentine Law No. 23,962 (the “Negotiable Obligations Law”), and other regulations, with the objective of promoting the development of the local capital market. Among other items, the new law seeks to broaden the base of investors and companies that can participate in the capital market, promoting productive financing, especially with respect to micro, small and medium enterprises, creating a regime that promotes and facilitates their access to financing. Likewise, this law provides for the modification of certain tax provisions, tax regulations, regulations related to derivative instruments and a program for the promotion of financial inclusion. The reforms also establish some limitations to the powers granted to the CNV by the Capital Markets Law.

The Capital Markets Law provides rules and provisions guided by the following goals and principles:

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

The CNV is a self-administered agency of the Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in the Capital Markets Law and the CNV Rules, among other related statutory regulations. The relationship of the CNV and the Argentine Executive Branch is maintained through the Ministry of Finance, which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

The BYMA. Pursuant to the Capital Markets Law, the CNV has authorized nine stock markets since September 2014. BYMA is a private entity whose stock capital is composed of publicly traded shares. On December 29, 2016, BYMA was authorized by CNV as a market, Registry No. 639. BYMA’s main functions comprise trading as well as performing as a Clearing House and Central Counterparty (CCP) in the settlement and monitoring of transactions carried out through its trading systems.

BYMA’s main functions under the Capital Markets Law are as follows:

a)	issue regulations that allow stock brokers and brokerage firms authorized by the CNV to perform their duties;

b)	authorize, suspend and cancel the listing and/or trading of negotiable securities pursuant to the provisions set forth in its by-laws;

c)	issue regulations that ensure veracity in the record of prices and trades;

d)	issue the regulations and policies deemed necessary to ensure transparency in the trades conducted by member stock brokers;

e)	fix the margins that member brokers are to comply with for each type of trade BYMA guarantees; and

f)	set up arbitration tribunals.

These powers may be exercised by BYMA or delegated, in whole or in part, to other qualified entities. Accordingly, BYMA has entered into an agreement with BASE to enforce items b) and f), due to the fact that BASE has been authorized to operate as a qualified entity, pursuant to Capital Markets Law.

New York Stock Exchange. The ADSs, each representing five Class B Shares, are listed on the NYSE under the trading symbol “TGS.” The ADSs began trading on the NYSE in November 1994, and have been issued by the Depositary.

According to data provided by the Depositary, as of March 31, 2020, there were 133,976,542 ADSs outstanding. Such ADSs represented approximately 16.68% of the total number of issued and outstanding Class B Shares as of such date.

Market Capitalization. Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds. The last information available to us regarding the Argentine stock market is set forth in the table below:

	2015	2016	2017	2018	2019
Market capitalization (U.S.$ in billions)	336.8	282.9	356.9	279.2	179.3
Number of listed companies	99	99	97	95	90

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

B. Memorandum and Articles of Association

Information contained in Item 14 of TGS’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

2014 By-laws amendments

The Ordinary and Special Shareholders Meeting held on April 30, 2014, approved certain amendments of our by-laws. The purpose of these amendments was to provide our administration with greater flexibility to manage as well as adapt the By-laws to the requirements of the Capital Markets Law. Below you will find a description of the amendments to our By-laws:

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

•
The Audit Committee duties, which are in line with those requirements stipulated in the Capital Markets Law, were incorporated to our By-laws. For additional information regarding Audit Committee duties, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

The amended By-laws approved by the 2014 Shareholders Meeting held on April 30, 2014, were filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, and are incorporated by reference in this Annual Report as Exhibit 1.2.

The 2017 Shareholders’ Meeting amended our By-laws in order to: (i) expand our corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) allow the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Act. The purpose of these amendments is to provide management with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, this modification has not received comments from ENARGAS, as informed by a note from ENARGAS dated April 25, 2017, nor from the CNV, which has accepted this amendment through a note dated April 18, 2017.

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the amendment, which was approved by the General Inspection of Justice on July, 25, 2017.

C. Material Contracts

Debt Obligations

2018 Notes

On May 2, 2018, we issued the 2018 Notes in the aggregate principal amount of U.S.$500 million, the proceeds of which were used to redeem all of our then outstanding 9.625% of the 2014 Notes pursuant to (i) a tender offer to purchase for cash (the “Tender Offer”) any and all of our 2014 Notes launched on April 19, 2018, which expired on April 26, 2018, and (ii) the optional redemption provisions of the 2014 Indenture. On April 27, 2018, U.S.$80,083,898.25 in aggregate principal amount of the 2014 Notes (or approximately 41.80% of the 2014 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2014 Notes were redeemed on May 2, 2018 pursuant to the provisions of the 2014 Indenture.

The 2018 Notes were issued pursuant to the program, which provides for the issuance of up to a maximum principal amount of U.S.$700 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013 and April 13, 2017, and by resolutions of our Board of Directors adopted on July 23, 2013, December 23, 2013 and June 29, 2017. The program was also authorized by the CNV by Resolution No. 17,262 dated January 3, 2014 and Resolution No. 18,938 dated September 15, 2017.

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

In the event that the Republic of Argentina, directly or indirectly, through any one or more controlled entities, as a result of a condemnation, nationalization, confiscation, seizure, compulsory acquisition, expropriation or otherwise under power of eminent domain becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of at least 51% of our outstanding shares with voting power, holders of the 2018 Notes are entitled to require us to purchase all or a portion of the 2018 Notes at a price in cash equal to 101% of the principal amount of the 2018 Notes so purchased. The 2018 Notes are general, direct, unsecured and unsubordinated obligations and rank at all times pari passu in all respects, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, other than obligations preferred by statute or by operation of law.

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

•
a requirement that we not enter into or consent to any amendment, restatement or modification of the SATFO or any successor agreement thereto, other than an amendment, restatement or modification that is not materially adverse to us and our subsidiaries, taken as a whole;

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

•	a limitation on our and our subsidiaries’ ability to sell our assets; and

•	a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2018 Notes include the following events of default, among others:

•	default in the payment of principal, interest or any other amount due under the terms of the 2018 Notes after a specified grace period with respect to payments other than principal;

•	breach of obligations contained in the 2018 Notes after a specified cure period;

•	cross-default and cross-acceleration with respect to other debt obligations with an aggregate principal amount equal to or exceeding U.S.$50 million;

•	the occurrence of certain bankruptcy events or enforcement proceedings;

•	enforcement of monetary judgments exceeding U.S.$50 million; and

•	the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 180 days or termination of the License.

Financial lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for an aggregate value of Ps. 2,501.2 million, which we utilize in our other services business segment. Monthly lease payments to Pampa Energía amount to U.S.$0.6 million, before taxes.

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

Executive Order No. 609/19 (published in the Official Gazette on September 1, 2019), as amended by Executive Order No. 91/19 (published in the Official Gazette on December 28, 2019) and communication “A” 6770 of the BCRA, provide that foreign exchange proceeds from exports of goods and services shall be transferred to Argentina’s financial system and/or exchanged in the market under the terms and conditions that the BCRA may establish.

In addition, it vests the BCRA with powers to regulate the cases of transfers abroad, as well as purchases of foreign currency and precious metal coins which require its authorization before having access to the market. The BCRA is also empowered to lay down regulations to avoid practices and transactions intended to circumvent the provisions of the executive order through sovereign bonds or other instruments.

Pursuant to these measures, as further amended and complemented, and other additional measures adopted by the BCRA, as of the date of this annual report, among others:

a)	The prior authorization of the BCRA is required to access to the foreign exchange market for the purchase of foreign currency:

•	For portfolio investment purposes for more than $200 per calendar month by individuals;

•	For portfolio investment purposes by legal entities, local governments, funds and trusts;

•	By non-Argentine residents, except for certain exemptions;

•
For the payment of dividends and transfer of earnings out of Argentina, except that no such prior authorization is required for the payment of profits and dividends as from January 17, 2020 in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments made to the Argentine company duly capitalized and registered before the Registry of Commerce (or pending such registration) and the proceeds of which have been transferred to Argentina and sold for pesos through the foreign exchange market;

•
For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;

•	For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;

•	For the payment of indebtedness for the import of goods past due before August 31, 2019 or at sight with related foreign parties in excess of $2,000,000 per calendar month; and

•	For the payment of services with related foreign parties, except for certain exemptions.

b)
Any proceeds from exports of goods and services, and from the sale of non-produced non-financial assets shall be transferred to Argentina’s financial system and exchanged in the market within the required periods.

c)	The transfer and exchange of foreign currency obtained from financial borrowings is a prerequisite for the subsequent access to the foreign exchange market for the repayment of principal and interest.

d)
As a general rule, Argentine residents may access the foreign exchange market for the payment of imports of goods. Different requirements apply for goods with customs entry registration and goods with pending customs entry registration. The Argentine importer may access the foreign exchange market to pay imports of goods with customs entry registration registered in the import payment tracking system (“SEPAIMPO”, after its Spanish acronym), provided that certain requirements are met, including, among others, the payment is not made before the scheduled maturity date. Payments must be made to the foreign supplier. Goods with pending customs entry registration are subject to a special follow-up regime.

e)
It is prohibited to access the foreign exchange market for the purchase of foreign currency for the payment of local debts and other obligations incurred in foreign currency between Argentine residents originated as from September 1, 2019, except, among others, in the case of obligations contained in public registries or deeds as of August 30, 2019.

Law No. 19,359 (revised text pursuant to Decree No. 480/95 and complementary regulations) establishes penalties for the infringement of any foreign exchange regulations. Penalties include fines of up to a tenfold increase in the amount of the infringing transaction, temporary suspensions, disqualification for up to ten years preventing the infringing party from acting as importer, exporter and/or as foreign exchange institution, or even prison in event of recidivism.

Money Laundering

Law No. 25,246, as amended, categorizes money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means; provided that the aggregate value of the assets involved exceeds in the aggregate (through one or more related transactions) Ps. 50,000.

In addition, Law No. 25,246 created a financial information unit (the “Financial Information Unit”), which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

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

On May 8, 2005, the CNV enacted Resolution No. 554, which provides that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax havens included in Decree No. 1,344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities markets under the supervision of an agency similar to the CNV, are allowed only if such agency has signed a memorandum of mutual understanding with the CNV. Regarding the listed companies under the supervision of the CNV, Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time) that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

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

Moreover, Law No. 27,260 introduced certain tax modifications and a new regime for residents to disclose undeclared assets, and also established that the Financial Information Unit would now be within the purview of the Ministry of Economy and Finance.

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

In turn, Decree No. 27/2018, dated January 10, 2018, amended Law No. 25,246 related to the requirements imposed upon obliged subjects (“Obliged Subjects”), the management of their client’s information and the information required for “know your client” purposes. Such decree now requires Obliged Subjects to refrain from revealing any investigations carried out in compliance with Law No. 25,246 to their clients and/or any third parties.

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

Subsequently, the Financial Information Unit published Resolution No. 30-E/17, effective as of September 15, 2017, which repealed Resolution No. 121 and established new guidelines to be followed by financial and securities institutions in their capacity as parties legally obliged to provide financial information under the Anti-Money Laundering Law, based on the revised recommendations of the Financial Action Task Force for 2012.

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

E. Taxation

General

The following general summary of the main tax consequences in Argentina and the United States relating to the, ownership and disposition of securities issued by us is based on the tax laws of Argentina the United States and regulations thereunder (as applicable) as in effect on the date hereof, each subject to any changes that may come into effect after such date under the Argentine and United States laws and regulations (as applicable) as may become effective subsequently to such date, possibly with retroactive effect.

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

Prospective investors should consult their own tax advisors as to the Argentine tax consequences and United States federal income tax consequences of the purchase, ownership and disposition of our securities, including, the effect of any foreign, state or local tax laws.

Argentine Taxes

Income Tax

Taxation on Dividends

In view of the last amendments introduced to the Income Tax Law by virtue of the Tax Reform, as of fiscal years beginning on January 1, 2018, the taxation applicable to dividends distributed from Argentine companies would be as follows, as amended by the Solidarity Law:

•
Dividends originated from profits obtained during fiscal years 2018, 2019 and 2020: dividends on Argentine shares paid to Argentine individuals and/or non-residents (“Foreign Beneficiaries”) are subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”).

•	Dividends originated from profits obtained during fiscal year 2021 onward: the tax rate is raised to 13%.

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

However, Law No. 27,451, published in the Official Gazette on December 23, 2019, suspended, until fiscal years starting on January 1st, 2021, the application of the withholding tax at a 13% rate on payment of dividends and profit distribution, and reestablished the 7% rate for this withholding tax.

Capital Gains Tax

According to current regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the type of beneficiary who realizes the gain.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (the “Argentine Entities”) derived from the sale, exchange or other disposition of shares are subject to income tax at the corporate rate on net income.

Beginning in 2018, it is clear that income obtained by individuals residents from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

It should be noted that for periods prior to 2018, it is currently under discussion if the exemption (introduced by Law No. 26,893 and its implementing decree 2334/2013) applicable on the sale of shares and other securities, only included the sale of securities made through a stock exchange market duly authorized by the CNV or if the implementing decree’s added provisions were just by way of example.

Pursuant Income Tax Regulatory Decree (O.T 2019), the conversion process by which individual residents change ADRs by excepted shares, will be considered a levied transaction at its value market price.

In turn, Law No. 27,430 and the income tax regulatory Decree (O.T 2019), maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by nonresidents. However, Nonresidents are also exempt from income tax on income derived from the sale of Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

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

In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply On December 9, 2019, the official list of “non-cooperating” jurisdictions for tax purposes was published by means of Decree No. 682/2019.

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

Pursuant to Law No. 27,541, as of December 31, 2019, the rate is 0.50% and is levied on the proportional net worth value (“valor patrimonial proporcional”), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP.

Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Tax on Credits and Debits on Bank Accounts

Law No. 25,413, as amended and regulated by Law No. 25,453, established a tax, with certain exceptions, levied on debits and credits of any nature on bank accounts held at Argentine financial institutions, except for those specifically exempted pursuant to legal provisions and regulations thereof. The general tax rate is 0.6% for each debit and credit (although in certain cases an increased rate of 1.2% and a reduced rate of 0.075% may apply).

Certain transfers of money or cash movements through other mechanisms may also trigger application of this tax. In general, the financial institutions involved act as tax collection and tax calculation agents.

Decree No. 409/2018 established that as of January 1st, 2018, 33% of the tax paid on credits and debits levied at the 0.6% general tax rate and 1.2% tax rate, and 20% of the tax paid on transactions levied at the lesser tax rate, will be considered as a payment on account of income tax, taxes on presumed minimum income or the special contribution on cooperatives capital by the bank account holders. The exceeding amount will not be subject to compensation with other taxes or transfer in favor of third parties; however, it can be carried forward to other fiscal periods of the above-mentioned taxes.

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

Turnover Tax

Turnover tax is a local tax levied on gross income earned from an activity during the year and it is applied by each provincial jurisdiction or the City of Buenos Aires.  Any investors regularly engaged in activities, or presumed to be engaged in activities, in any provincial jurisdiction or in the City of Buenos Aires where they receive revenues from interest arising from holding notes, or from their sale or conveyance, could be subject to the turnover tax at rates that vary according to the specific laws of each Argentine province and of the City of Buenos Aires, unless an exemption applies.

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

Buenos Aires Tax Code, Section 180(1), third paragraph, sets forth that revenues from any transaction on notes issued in accordance with Law No. 23,576, the interest collected and updates accrued and the selling price in case of a transfer, shall be exempt provided the income tax exemption is applicable.

The Province of Buenos Aires Tax Code sets forth a similar exemption in Section 207 (c), second paragraph.

Considering the autonomous authority vested in each provincial jurisdiction in connection with tax matters, any potential effects derived from these transactions must be analyzed, in addition to the tax treatment established by other provincial jurisdictions. Potential investors must consider the effects of the turnover tax and the SIRCREB regime depending on the local jurisdictions involved. Also, as certain jurisdictions have excluded the application of these regimes on certain financial transactions, holders shall verify the existence of any exclusion to these regimes in accordance with the jurisdiction involved.

Stamp Tax

The stamp tax is a local tax that is generally levied on the consummation of onerous transactions executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction.

Notwithstanding the fact that the stamp tax is a local tax, for Buenos Aires City, the acts, contracts and transactions, including money delivery or receipt transactions, related to the issuance, subscription, placement and transfer of notes, issued pursuant to the Negotiable Obligations Law regime are exempted from application of this tax.  This exemption shall include the creation of any real or personal guarantees in favor of investors or third-parties guaranteeing the issuance, either prior to, simultaneous with or subsequently to such issuance.

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

In turn, in the Province of Buenos Aires, any acts, contracts, transactions, including money delivery or receipt transactions, related to the issuance, subscription, placement and transfer of notes issued pursuant to the Negotiable Obligations Law regime and Law No. 23,962 are exempted from application of this tax.  This exemption shall include the creation of any real or personal guarantees in favor of investors or third-parties guaranteeing the issuance, either prior to, simultaneous with or subsequently to such issuance.

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

The basic aspects of the TGTA are:

TGTA is applicable to any enrichment resulting from gratuitous transfers, including:  inheritances, legacies, donations anticipated, or any other event that implies a gratuitous monetary enrichment.

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

Treaties to avoid Double Taxation

Argentina has entered into tax treaties to avoid the double taxation with several countries (Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, México, Netherlands, Norway, Russia, Spain, Sweden, Switzerland, United Kingdom and Uruguay).  The agreement signed with United Arab Emirates is still undergoing the relevant ratification procedure.  There is currently no tax treaty in force between Argentina and the United States.

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

Taxation of Dividends. Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. holder must include in his or her gross income the gross amount of any dividend that we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). If the holder is a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains; provided that the Class B Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other holding period requirements are met. Provided that we are not a PFIC, for the year in which a dividend is paid or the preceding taxable year, dividends that are paid with respect to the ADSs that are readily tradable on an established securities market in the United States are qualified dividend income. Under this rule, we expect that the dividends we pay with respect to the ADSs will be qualified dividend income. Because the Class B Shares are not readily tradable on an established securities market in the United States, it is unclear whether dividends paid with respect to the Class B Shares will also be qualified dividend income.

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

The amount of the dividend distribution that a holder must include in his or her income will be the U.S. dollar value of the peso payments made, determined at the spot peso/U.S. dollar rate on the date such dividend distribution is includible in such holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

As discussed in the previous paragraph, it is possible that a U.S. holder who sells or purchases the Class B Shares or ADSs may be subject to Argentine tax upon such sale or acquisition. If the seller is legally lible for the tax and the seller pays this tax, then the seller should be able to claim a foreign tax credit for U.S. federal income tax purposes in an amount equal to the amount of the tax, subject to generally applicable limitations. However, because the gain from a sale or other disposition of Class B Shares or ADSs will be U.S. source income, such seller would need a sufficient amount of other foreign source income that is untaxed, or that is taxed at a tax rate that is sufficiently lower than the U.S. tax rate applicable to such seller, in order to be able to claim this foreign tax credit. Additionally, if an Argentine tax is withheld on the sale or other disposition of Class B Shares or ADSs, then the seller must include the amount of such tax withheld in the amount realized upon the sale or disposition, even though the seller does not in fact receive it. If the purchaser is legally liable for the tax, then the purchaser will likely not be entitled to receive any tax credit in the United States in respect of the payment of any such taxes.

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

As of the date of this Annual Report, our exposure to cash flow interest rate risk is limited due to the fact that 100% of our outstanding financial indebtedness bears fixed interest rates. Therefore, our exposure to market risk associated with changes in interest rates is limited to our financial assets which bear variable interest rate. Most of our financial assets bear fixed-rate interests.

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

The following table provides information regarding our assets and liabilities as of December 31, 2019, according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
	(in thousands of pesos)
Fixed interest rate	8,650,353	30,184,039
Variable interest rate	1,038,402	1,021,325
Total	9,688,755	31,205,364

(1)	Includes short-term investments, fixed-term investments and bank accounts. Most of our trade receivables do not accrue interest.
(2)	Includes loans, excluding issuance expenses and lease liabilities.

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

Our risk management policy is defined with the objective of reducing the impact of the loss of purchasing power. During the 2017, 2018 and 2019 fiscal years we have maintained a liability monetary position. As a consequence, we have recorded a net gain from exposure to inflation in the monetary items.

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

Regarding the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87%, 77% and 76% of the segment’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Total revenues denominated in Argentine Pesos accounted for 53%, 59% and 51% for the years ended December 31, 2019, 2018 and 2017, respectively.

Our financial risk management policies are defined with the objective of mitigating the impact that the variation in the exchange rate has on our position in foreign currency. For this purpose, alternative investment evaluations are regularly carried out to diversify investments in financial instruments portfolio between US dollar-denominated instruments or, although denominated in pesos, to obtain positive returns in real terms.

Additionally, in the event that it is considered appropriate, we contract derivative financial instruments that allow us to hedge the fluctuation of the US dollar over long-term positions in such currency. During the years 2019, 2018 and 2017, we did not contract derivative financial instruments to cover this risk.

However, we managed to mitigate the impact on the exchange rate variation by placing funds in assets denominated in US dollars. As of December 31, 2019, for mitigating this foreign exchange risk, 88% of our fund placements are denominated in U.S. dollars.

Our financial debt obligations denominated in foreign currency as of December 31, 2019, amounted to U.S.$ 560.7 million (Ps. 33,582.8 million). As of December 31, 2019, we also had the equivalent of U.S.$ 74.3 million (Ps. 4,448.4 million) of trade and other payables denominated in U.S. dollars. Finally, U.S.$ 209.4 million (Ps. 12,496.7 million) of our assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$ 425.7 million as of December 31, 2019.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets that bear variable interest, an immediate decrease of 100 basis points in the interest rate curve would not have a significant impact on their total value.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2019, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates, would have been Ps. 2,564.9 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Our indebtedness accrues interest at a fixed rate. Therefore, we do not currently have an exposure to changes in interest rates, except as noted above with respect to the financial assets at variable interest rate. The following table provides information presented in our reporting currency, pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rates by expected maturity dates. For further information, see “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

		Expected maturity date					Fair value(2)
	Overdue	2020	2021	2022	Thereafter	Total(6)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (4) (5)
Fixed rate	-	2,021.3	2,021.3	2,021.3	34,998.2	41,062.1	26,266.9
Interest rate (3)		6.875%	6.875%	6.875%

Variable rate	-	1,027.5	-	-	-	1,027.5	1,021.3
Interest rate (6)		LIBOR + 1.95

Financial lease in U.S. dollars(1) (4)(5)
Fixed rate	90.4	447.9	448.0	448.0	1,611.8	3,046.1	2,377.4

(1)	Converted at the exchange rate as of December 31, 2019: Ps. 59.89 per U.S.$1.00.
(2)	For a detailed description of 2018 Notes, see “Item 10. Additional Information—C. Material contracts—Debt Obligations.”
(3)
For further information about limitations on our ability to make payments on our debt denominated in U.S. dollars see “Item 3. Key Information. - D. Risk Factors. – Risk Related to Argentina - The Argentine economy may be adversely affected by economic developments in other markets and by more general effects, which could have a material adverse effect on Argentina’s economic growth.”

(4)	Includes future interest payments not accrued as of December 31, 2019.
(5)	Contracted undiscounted cash flows. Thus, they do not reconcile to the amount disclosed on the statement of financial position.
(6)	Corresponds to the pre-export finance totally paid as of the issuance of this Annual Report.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Currency and Exchange Rates” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Derivative Financial Instruments” for more information.

Commodity Price Risk

In the liquids production and commercialization segment, we are exposed to market risk in relation to price volatility of LPG and natural gasoline since they are subject to international prices (Mont Belvieu for LPG and NWE ARA for natural gasoline). Their prices have fluctuated in response to changing market forces. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

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

For any given period, the liquids sales will be dependent on the international price of LPG and natural gasoline, taxes and other government tax impacts and production volumes. Accordingly, changes in international prices for the mentioned products only provide a broad indicator of changes in the net income of any fiscal year.

Based on the volume of sales for the year ended December 31, 2019, the Company estimated that, other factors being constant, a decrease of U.S.$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the 2019 Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 1,153.1 million. An increase of U.S.$50/ton in the international price would have had the opposite effect.

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

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2019, to April 27, 2020, we received from the Depositary U.S.$. 0.9 million for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect TGS.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with applicable IFRS as issued by the IASB.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2019, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2019, as stated in their reports appearing herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

We have adopted a code of ethics (the “Code of Ethics”), applicable to all employees, including our principal executive, accounting and financial officers, and all directors. We will provide our Code of Ethics to any person without charge. Our Code of Ethics is available both on our website at http://www.tgs.com.ar/gobierno-corporativo/codigo-de-conducta and as an Exhibit to this Annual Report and is part of our Integrity Programe. The information on our website is not incorporated into this Annual Report.

Any waivers to the Code of Ethics for directors or executive officers requiring disclosure under the NYSE Standards will be disclosed on our website. For more information, see, “Item 16G. Corporate Governance.”

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed, in Current Currency, for professional services provided to us by PwC and EY, in each of the following categories are:

	PwC		EY
	2019	2018	2019	2018
	(in thousands of pesos)
Audit fees	12,078.7	13,362.0	12,842.0	14,306.7
Audit-related fees	385.9	5,700.6	403.2	3,342.9
Tax fees	1,315.8	644.1	-	-
All other fees	863.3	2,222.0	4,538.9	6,888.5
Total fees	14,643.7	21,928.7	17,784.1	24,538.1

Audit fees. Audit fees in the above table represent services rendered for the audit of our annual Financial Statements for Form 20-F, the review of our quarterly reports, and services provided by PwC and EY in connection with statutory and regulatory filings or engagements.

Audit-related fees. Audit-related fees in the above table represent services in connection for its review of the regulatory presentations made to the CNV with respect to the global program issued in the CNV related to the issuance of our debt in Argentina and stock buyback.

Tax fees. Tax fees in the above table represent services rendered by PwC in connection with the Tax Reform.

All other fees. All other fees in the above table represents fees related to advisory services on IT risk and compliance rendered by PwC, and on facilitating process improvement rendered by EY.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee pre-approves services prior to commencement of the specified service. Before the accountant is engaged to render audit or non-audit services, the engagement must be approved by the Audit Committee and the Audit Committee must pre-approve the provision of services by our principal auditors prior to commencement of the specified service. The Audit Committee has delegated to its President the authority to grant pre-approvals to auditors’ services. The decision of the President to pre-approve a service is presented to the full Audit Committee at each of its scheduled meetings.

All audit fees, audit-related fees, tax fees and other fees, if any, are submitted to our Audit Committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, 100% of the services and fees rendered by our principal auditors in 2019 were approved by the Audit Committee prior to their engagement to perform such work.

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

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
5/11/2018 – 5/31/2018	811,624	17.19	4,058,120	6,043,022
6/1/2018 – 6/30/2018	550,175	15.45	2,750,875	8,441,031
7/1/2018 – 7/31/2018	359,536	13.69	1,797,680	5,726,035
8/1/2018 – 8/31/2018	316,347	13.18	1,581,735	4,926,463
9/1/2018 – 9/10/2018	65,400	12.07	327,000	8,708,255
	2,103,082		10,515,140

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.

The Second Share Repurchase Program was made with realized gains, as shown in the condensed interim financial statements as of September 30, 2018. The deadline within which the acquisitions were carried out expired on March 5, 2019.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
10/1/2018 – 10/31/2018	610,974	13.64	3,054,870	8,095,486
12/1/2018 – 12/31/2018	6,100	13.43	30,500	4,123,872
	617,074		3,085,370

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.

The Third Share Repurchase Program for a total amount up to Ps. 1,500,000,000 stated at its original value was approved by our Board of Directors on March 27, 2019. It expired and was replaced by the Fourth Share Repurchase Program on August 26, 2019.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
04/1/2019 – 04/30/2019	724,275	10.73	3,621,375	7,244,077
05/1/2019 – 05/31/2019	636,037	11.08	3,180,185	16,803,442
08/1/2019 – 08/26/2019	1,063,706	9.06	5,318,530	14,857,953
	2,424,018		12,120,090

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.

On August 26, 2019, our Board of Directors approved the Fourth Share Repurchase Program for a total amount up to Ps. 3,200,000,000 stated at its original value. On November 19, 2019 the Fourth Share Repurchase Program was canceled and replaced by the Fifth Share Repurchase Program with a maximum amount to invest of Ps. 4,000,000,000.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
08/28/2019 – 08/31/2019	460,000	7.81	2,300,000	4,266,259
09/01/2019 – 09/30/2019	284,785	7.94	1,423,925	22,954,729
11/01/2019 – 11/20/2019	644,120	6.27	3,220,600	10,800,521
	1,388,905		6,944,525

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.

On November 19, 2019, our Board of Directors approved the Fifth Share Repurchase Program for a total amount up to Ps. 4,000,000,000 stated at its original value. On March 6, 2020 the Fifth Share Repurchase Program was canceled and replaced by the Sixth Share Repurchase Program with a maximum amount to invest of Ps. 2,500,000,000.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
11/21/2019 – 11/30/2019	401,000	6.04	2,005,000	18,105,419
12/01/2019 – 12/31/2019	932,231	5.97	4,661,155	34,274,490
01/01/2020 – 01/31/2020	1,455,121	6.56	7,275,605	14,310,693
02/01/2020 – 02/28/2020	555,098	6.21	2,775,490	9,913,620
	3,343,450		16,717,250

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.

On March 6, 2020, the Sixth Share Repurchase Program was approved with a maximum amount to invest of Ps. 2,500,000,000.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
03/09/2020 – 03/31/2020	1,087,375	4.53	5,436,875	11,967,981
04/01/2020 – 04/22/2020	391,918	4.43	1,959,590	11,838,846
	1,479,293		7,396,465

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by:

•	applicable Argentine law (particularly, the General Companies Act),

•	the standards of BYMA,

•	Capital Markets Law and Decree No. 1,023/2013,

•	the standards of the CNV,

•	our By-laws,

•	our integrity program and other internal control policies and procedures, and

•	certain rules of the NYSE applicable to listed foreign private issuers.

We have securities that are registered with the SEC and listed on the NYSE and, consequently, we are subject to the rules and regulations of the NYSE.

Under the Corporate Governance Standards issued by the NYSE Standards, non-U.S. companies are permitted, in general, to follow their home country corporate governance practices in lieu of the provisions included in such standards. However, non-U.S. companies must comply with sections 303A.06, 303A.11 and 303A.12(b) and (c).

Our Corporate Governance Guidelines are available on our website www.tgs.com.ar.

According to Section 303A.11 of the NYSE Standards, foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. issuers. Accordingly, the following list reflects such differences:

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 27, 2020, three independent directors, meeting the independence criteria set forth under SEC regulations and NYSE Standards (but under CNV regulations, two qualify as independents) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

Meeting of Non-Management Directors

According to NYSE requirements, non-management directors must meet at regularly scheduled executive sessions without management. None of Argentine law, the CNV Rules or our By-laws requires that any such meetings be held. Under Argentine law, a board of directors must meet at least once every three months.

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

Audit Committee

According to SEC regulations and NYSE Standards, listed companies must have an audit committee consisting of a minimum of three independent members. The members of the Audit Committee must be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have expertise in accounting or financial management. Also, if a member of the Audit Committee is simultaneously a member of the Audit Committee of more than three public companies, and the listed company does not limit the number of Audit Committees on which its members may serve, then, in each case the Board of Directors shall determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s Audit Committee, and shall disclose its decision in the annual proxy statement of the company or in the company’s annual report filed with the SEC.

Argentine law requires an Audit Committee to be comprised of at least three members with a majority of independent members. Pursuant to CNV standards, Audit Committee members are required to have knowledge in business, financial or accounting matters and issues. In addition, CNV standards require the training of Audit Committee members in the practice areas that would permit them to carry out their duties on the Audit Committee. Messrs. Carlos Olivieri, Carlos Alberto Di Brico and Luis Rodolfo Secco are independent directors under SEC regulations and NYSE standards. Mr. Carlos Alberto Di Brico and Luis Rodolfo Secco are independent directors under CNV regulations.

Mr. Carlos Olivieri qualifies as a “financial expert” within the meaning of Item 16A of Form 20-F. See “Item 16A. Audit Committee Financial Expert.” The Audit Committee’s functions and duties are similar to those required by the NYSE. Furthermore, Argentine law does not limit the number of audit committees on which a member of its Audit Committee may serve.

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

CEO’s Certification

Each listed company’s CEO must annually certify to the NYSE that he or she is not aware of any violation by the company of the NYSE’s corporate governance listing standards. There is no such requirement under Argentine law.

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
2.4
Indenture dated May 2, 2018, entered into among TGS, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of TGS’s Class 2, 6.750% senior notes due 2025.(2)

2.5	Officers’ Certificate establishing the terms of TGS’ 6.750% Notes Due 2025.(2)
2.6	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	CIESA Shareholders’ Agreement.(3)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(5)
3.3	CIESA’s Settlement Agreement.(4)
4.1	Technical Assistance Service Agreement between TGS and Pampa Energía, dated December 26, 2017.(2)
5.1	Financial lease agreement between Petrobras Argentina and TGS, dated July 25, 2016.(9)
8.1	List of TGS’s Subsidiaries.
11.1	Code of Ethics.(3)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(7)

(1)
Amendment incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2014 (Commission File No. 1-13396), and (ii) amendment previously filed with the Securities and Exchange Commission pursuant to current report on Form 6-K, dated April 12, 2017 (Commission File No. 1-13.396).

(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2018 (Commission File No. 1-13396).
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2005 (Commission File No. 1-13396).
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2012 (Commission File No. 1-13396).
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2010 (Commission File No. 1-13396).
(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2017 (Commission File No. 1-13396).
(7)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2003 (Commission File No. 1-13396).

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

TRANSPORTADORA DE GAS DEL SUR S.A.
(Registrant)
By:

/s/ Oscar José Sardi
Name:	Oscar José Sardi
Title:	Chief Executive Officer

/s/ Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

Dated: April 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.  We are a public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of long-lived assets related to Property, Plant & Equipment

At December 31, 2019, the Company’s book value of Property, Plant & Equipment (“PPE”) was Argentine Pesos 74,552.7 million. As discussed in Note 5 (c) to the consolidated financial statements, PPE is tested for impairment when an existing event or one that will take place in the near future indicates that the recoverable value of the PPE amounts may be affected. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. The value in use is calculated based on discounted future cash flows, which are prepared for each cash generating unit considering, among others, significant assumptions relating to projections of liquified petroleum gas prices, purchase cost of natural gas, future tariff adjustments based on negotiations, future expectation of the need of Vaca Muerta fields gas producers to evacuate untreated natural gas, discount rates and expected future macroeconomic variables such as inflation and foreign exchange rates.

The principal considerations for our determination that performing procedures relating to the impairment of long-lived assets related to PPE is a critical audit matter are there was significant judgment by management in estimating the value in use of the cash generating unit. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the significant assumptions in the value in use estimate, including projections of liquified petroleum gas prices, purchase cost of natural gas, future tariff adjustments, future expectation of the need of Vaca Muerta fields gas producers to evacuate untreated natural gas, discount rate and expected future macroeconomic variables such as inflation and foreign exchange rates. In addition, the audit effort involved professionals with specialized skill and knowledge to assist in performing the audit procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the management’s impairment review process, including controls over the review of the significant assumptions.  These audit procedures also included, among others, evaluating the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used. The significant assumptions were compared to current available economic trends data and known regulatory changes and evaluations were made of how changes to such assumptions, and other factors would affect the outcomes.  It was also assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the value in use that would result from changes in the assumptions; the arithmetical correctness of the discounted cash flows model and the completeness of disclosures in the consolidated financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of the methodology and the significant assumptions used in the future cash flows estimated by management.

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/Fernando Alberto Rodriguez	Member of Ernst & Young Global

Price Waterhouse & Co. S.R.L (“PwC”) has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017.
Buenos Aires, Argentina
April 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control  Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated April 29, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting under Item 15.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.  We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/Fernando Alberto Rodriguez	Member of Ernst & Young Global

Price Waterhouse & Co. S.R.L (“PwC”) has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017

Buenos Aires, Argentina
April 29, 2020

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2019	2018	2017

Revenues	8.h.	48,561,494	52,399,423	30,694,588
Cost of sales	8.i.	(24,375,503)	(24,902,866)	(18,360,946)
Gross profit		24,185,991	27,496,557	12,333,642

Administrative expenses	8.j.	(1,260,300)	(1,479,580)	(1,128,936)
Selling expenses	8.j.	(3,039,557)	(2,714,682)	(1,241,883)
Other operating expenses	8.l.	(127,526)	(1,370,319)	(417,803)
Operating profit		19,758,608	21,931,976	9,545,020

Net financial results
Financial income	8.k.	8,535,154	14,628,724	1,068,656
Financial expenses	8.k.	(17,700,134)	(22,763,300)	(3,020,602)
Other financial results	8.k.	113,387	1,900,589	422,363
Gain on net monetary position	8.k.	6,154,172	1,855,519	716,821
Total		(2,897,421)	(4,378,468)	(812,762)
Share of (loss) / profit from associates	11	(31,858)	28,008	33,291

Net income before income tax		16,829,329	17,581,516	8,765,549

Income tax (expense) / benefit	14	(4,024,211)	(20,261)	81,650

Total comprehensive income for the year		12,805,118	17,561,255	8,847,199

Total comprehensive income attributable to:
Owners of the Company		12,805,105	17,561,249	8,847,196
Non-controlling interests		13	6	3
		12,805,118	17,561,255	8,847,199

Weighted average of outstanding ordinary shares *		776,121,341	788,405,563	794,495,283
Basic and diluted earnings per share		16.50	22.27	11.14

*The weighted average of the number of shares considers the effect of the weighted average of the changes originated in the transactions with treasury shares made during the year.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2018 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2019	2018
ASSETS

Non-current assets
Property, plant and equipment	12	74,552,728	59,510,863
Investments in associates	9	78,660	111,790
Other financial assets at amortised cost	8.m.	5,403	13,476
Deferred income tax asset	14	15,600	6,967
Other receivables	8.a.	9,004	12,665
Total non-current assets		74,661,395	59,655,761

Current assets
Other receivables	8.a.	2,898,077	4,096,646
Inventories		307,640	554,218
Trade receivables	8.b.	6,473,759	4,791,109
Contract assets		177,269	241,012
Derivative financial instruments		274,024	335,773
Other financial assets at amortised cost	8.m.	1,043,960	8,790
Cash and cash equivalents	8.c.	9,765,201	25,605,137
Total current assets		20,939,930	35,632,685
Total Assets		95,601,325	95,288,446

EQUITY
Common stock		28,349,861	28,224,365
Treasury shares		366,086	491,582
Cost of adquisition of treasury shares		(730,764)	(2,185,845)
Additional paid-up capital		(791,712)	-
Legal reserve		1,922,444	1,000,251
Future capital expenditures reserve		-	107,453
Future dividends reserve		-	1,525,444
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		5,351,123	-
Accumulated retained earnings		13,616,403	18,440,641
Non-controlling interests		28	15
Total equity		48,083,469	47,603,906

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	4,778,114	3,427,531
Contract liabilities	8.d.	2,926,826	2,259,876
Loans	13	31,860,717	31,003,715
Total non-current liabilities		39,565,657	36,691,122

Current liabilities
Provisions	15	589,118	570,977
Contract liabilities	8.d.	219,801	199,333
Other payables	8.e.	287,659	124,103
Taxes payables	8.f.	353,183	311,083
Income tax payable		18,329	3,759,987
Payroll and social security taxes payable	8.n.	648,451	590,156
Loans	13	1,722,087	681,225
Trade payables	8.g.	4,113,571	4,756,554
Total current liabilities		7,952,199	10,993,418
Total liabilities		47,517,856	47,684,540

Total equity and liabilities		95,601,325	95,288,446

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions							Retained Earnings
	Outstanding shares		Treasury shares								Reserve for
	Common stock	Inflation adjustment to common stock	Common stock (1)	Inflation adjustment to common stock (1)	Acquisition cost of treasury shares (1)	Additional paid-up capital (1)	Total common stock	Legal reserve	Future dividends Reserve	Future capital expenditures reserve	capital expenditures, acquisition of treasury shares and/or dividends	Accumulated retained earnings	Subtotal	Total	Non-Controlling interests	Total

Balances at December 31, 2016*	794,495	27,921,452	-	-	-	-	28,715,947	944,177	31,414	115,648	-	233,799	1,325,038	30,040,985	26	30,041,011

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 26, 2017
- Legal reserve	-	-	-	-	-	-	-	56,074	-	-	-	(56,074)	-	-	-	-
- Future dividends reserve	-	-	-	-	-	-	-	-	2,364,126	-	-	(2,364,126)	-	-	-	-
- Derecognition of reserves	-	-	-	-	-	-	-	-	-	(8,195)	-	8,195	-	-	-	-
													-	-
Dividends payment to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(11)	(11)

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	8,847,196	8,847,196	8,847,196	3	8,847,199
Balances at December 31, 2017 *	794,495	27,921,452	-	-	-	-	28,715,947	1,000,251	2,395,540	107,453	-	6,668,990	10,172,234	38,888,181	18	38,888,199

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 10, 2018
- Future Dividends reserve	-	-	-	-	-	-	-	-	5,789,598	-	-	(5,789,598)	-	-	-	-
Cash dividends distribution	-	-	-	-	-	-	-	-	(6,659,694)	-	-	-	(6,659,694)	(6,659,694)	-	(6,659,694)
Treasury shares purchase	(13,601)	(477,981)	13,601	477,981	(2,185,845)	-	(2,185,845)	-	-	-	-	-	-	(2,185,845)	-	(2,185,845)
Cash dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(9)	(9)

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-		17,561,249	17,561,249	17,561,249	6	17,561,255

Balances at December 31, 2018	780,894	27,443,471	13,601	477,981	(2,185,845)	-	26,530,102	1,000,251	1,525,444	107,453	-	18,440,641	21,073,789	47,603,891	15	47,603,906

Resolutions of the Ordinary Shareholders
Meeting held on April 11, 2019
Legal Reserve	-	-	-	-	-	-	-	922,193	-	-	-	(922,193)	-	-	-	-
Dividends payment (2)	-	-	-	-	-	-	-	-	-	-	-	(9,185,852)	(9,185,852)	(9,185,852)	-	(9,185,852)
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	-	-	9,154,195	(9,154,195)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(1,525,444)	(107,453)	-	1,632,897	-	-	-	-

Treasury shares distribution (2)	29,445	860,761	(29,445)	(860,761)	4,045,739	(791,712)	3,254,027	-	-	-	(3,228,002)	-	(3,228,002)	26,025	-	26,025
Dividends payment (2)	-	-	-	-	-	-	-	-	-	-	(575,070)	-	(575,070)	(575,070)	-	(575,070)
Treasury shares purchase	(25,731)	(738,979)	25,731	738,979	(2,590,658)	-	(2,590,658)	-	-	-	-	-	-	(2,590,658)	-	(2,590,658)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	12,805,105	12,805,105	12,805,105	13	12,805,118

Balances at December 31, 2019	784,608	27,565,253	9,887	356,199	(730,764)	(791,712)	27,193,471	1,922,444	-	-	5,351,123	13,616,403	20,889,970	48,083,441	28	48,083,469
* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

(1) As of December 31, 2019 and 2018 corresponds to 9,886,755 and 13,600,780 shares of par value Ps. 1 each, equivalent to 1.24% and 1,71% of the share capital, respectively. The acquisition cost of these shares amounted to Ps. 730,764 and 2,185,845, respectively. See Note 19.b) to the consolidated financial statements.
(2) See Note 19.c).

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	2019	2018	2017
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	12,805,118	17,561,255	8,847,199

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	3,695,615	3,419,820	3,107,746
Derivative financial instrument results	19,172	(163,192)	-
Disposal of property, plant and equipment	100,858	243,851	202,165
Share of profit / (loss) from associates	31,858	(28,008)	(33,291)
Increase in provisions	266,775	299,656	333,693
Interest expense accrual, net	1,908,169	2,444,361	1,120,891
Interest income on other financial assets other than cash and cash equivalents	(100,489)	(694,566)	(147,228)
Income tax	4,024,211	20,261	(81,650)
Doubtful accounts	2,435	203,860	(35,989)
Foreign exchange loss, net	8,887,732	8,734,823	730,004
Gain on net monetary position	(6,606,675)	(5,926,962)	(1,332,478)

Changes in assets and liabilities:
Trade receivables	(3,733,961)	(2,286,449)	(2,158,024)
Other receivables	(1,838,443)	(1,205,780)	(576,187)
Inventories	52,634	(362,774)	14,996
Trade payables	140,873	2,479,008	554,773
Contract assets	(20,597)	(241,012)	-
Payroll and social security taxes	264,815	228,332	150,694
Taxes payables	(132,169)	76,873	16,798
Other payables	206,985	72,497	67,528
Provisions	(7,590)	1,211	(392,054)
Interest paid	(2,039,877)	(1,393,331)	(464,817)
Derivative financial instruments	21,929	(159,661)	-
Income tax paid	(4,881,195)	(4,273,266)	(1,282,282)
Contract liabilities	430,781	634,525	-
Advances from customers	-	-	(94,376)

Cash flows provided by operating activities	13,498,964	19,685,332	8,548,111

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(15,932,000)	(12,496,827)	(2,986,295)
Financial assets not considered cash equivalents	(711,899)	5,218,620	(2,978,848)

Cash flows used in investing activities	(16,643,899)	(7,278,207)	(5,965,143)

CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES

Payment of loans	-	(1,886,079)	(92,109)
Precancellation of loans	-	(7,378,176)	-
Payment of leases	(18,751)	-	-
Loans receive	1,051,809	21,261,978	-
Payment of acquisition of treasury shares	(2,590,658)	(2,185,845)	-
Dividends paid	(9,760,922)	(6,659,694)	(9)

Cash flows (used in) / provided by financing activities	(11,318,522)	3,152,184	(92,118)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(14,463,457)	15,559,309	2,490,850

Cash and cash equivalents at the beginning of the year	25,605,137	6,025,226	4,415,596

Foreign exchange gain on Cash and cash equivalents	3,721,043	10,287,800	346,132

Monetary results effect on Cash and cash equivalents	(5,097,522)	(6,267,198)	(1,227,352)

Cash and cash equivalents at the end of the year	9,765,201	25,605,137	6,025,226

The accompanying notes are an integral part of these consolidated financial statements.
For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is Pampa Energía and whose beneficiary is PHA SAU, a wholly owned subsidiary of by Pampa Energía) (the “Trust”), who has a trust shareholding of 40% of the share capital of CIESA and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. (“PCT”), which directly and together with WST S.A. (Member of Werthein Group, “WST”) indirectly through PEPCA S.A. (“PEPCA”), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10%, WST 4.58% and PCT 18.32%.

Macroeconomic context

The Company operates in an economic context whose main variables have recently had strong volatility as a result of political and economic events both nationally and internationally.

In the domestic market, particularly, the shares of the main contributing companies, sovereign bonds and the Argentine peso experienced a sharp drop in their value.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In this context and after the mandate of President Alberto Fernández began, on December 23, 2019, the National Congress passed Law No. 27,541 - “Law of social solidarity and productive reactivation” (the “Solidarity Law”). This law, based on the public emergency, grants the Executive Branch broad legislative powers to create the necessary conditions for economic recovery and achieve fiscal sustainability.

Among the measures adopted by this law are, among others:

1.
Provisions regarding sovereign debt through which the Executive Branch is empowered to carry out the negotiations and make the necessary decisions to achieve the renegotiation of the Argentine public debt.

2.	Freezing and tariff review of transportation and distribution services of natural gas and electric power (for more information, see Note 17.a).

3.	Establishment of a cap on the export rights of hydrocarbons (for more information see Note 17.b).

4.	Establishment of a regime of regularization of tax, social security and customs obligations.

5.	Tax modifications concerning taxes on: personal property, financial income, income (for more information, see Note 14 and 19.c), on bank and internal credits and debits.

6.	Creation of the Tax for an Inclusive and Solidarity Argentina that taxes foreign currency acquisition operations for treasury, acquisition of goods and services and tourism.

7.	Modifications to customs taxes.

The Company’s Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the possible impact financial situation and results of its operation. The financial statements of the Company must be read considering these circumstances.

2.	CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements including Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), its consolidated subsidiaries, which are jointly referred to as “the Company”.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

New standards and interpretations issued by the IASB effective for the periods beginning on or after January 1, 2019 adopted by the Company

IFRS 16 – “Leases”

The Company has adopted IFRS 16 under the modified retrospective approach, from January 1, 2019, and accordingly has not modified comparatives for the 2018 and 2017 reporting periods as permitted under the specific transition provisions in the standard.

After the analysis performed by Management, no significant adjustments were made to the accumulated results or significant reclassifications were made.

Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	Accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.

•
The Company has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date (January 1, 2019), the Company relied on its assessment made applying IAS 17 – Leases and IFRIC 4 – Determining whether an arrangement contains a lease.

•	This standard does not apply for those leases classified as low value contracts.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Accounting policies applied

Until the year ended December 31, 2018, by application of IAS 17 and IFRIC 4, leases of property, plant and equipment were classified as financial leases (only if substantially all the risks and benefits of ownership of leased asset were assumed by the Company) or operating leases. Payments made under operating leases were charged to the Statement of Comprehensive Income in a straight line over the period of the lease.

As from January 1, 2019, leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic interest rate on the remaining balance of the liability for each period.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

a)	Fixed payments less any lease incentive receivable;
b)	Variable lease payments that depend on an index;
c)	Amounts expected to be payable by the Company under residual value guarantees;
d)	The exercise price of a purchase option; and
e)	Payments of penalties for terminating the lease.

As of December 31, 2019, the Company has not recognized any lease liability including variable payments.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that TGS would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

a)	The amount of the initial measurement of lease liability.
b)	Any lease payment made at or before the commencement date less any lease incentives received.
c)	Any initial direct cost, and
d)	Restoration costs.

Leased assets, which are subject to the risk of impairment, are depreciated in a straight line over the shorter of the asset’s useful life and the lease term.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line base as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment, vehicles, small items of office furniture and rented offices.

The Company recognized right-of-use assets under the line item “Property, plant and equipment” of its balance sheet (see Note 12). The corresponding liability has been recognized under current and non-current Loans (see Note 13). For more information regarding the expense related to short-term and low-value leases and the interest expense of lease liabilities, see Note 8.j) and 8.k), respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In addition to the aforementioned, on January 1, 2019, the following standards and interpretations, described in the consolidated financial statements as of December 31, 2018, were adopted without having a significant impact on the Company’s financial statements:

•	IFRIC Interpretation 23 “Uncertainty over income tax treatments.”
•	Annual improvements to IFRS Standards 2015 – 2017 Cycle.
•	Amendments to IFRS 9 – Financial instruments.

New standards and interpretations issued by the IASB not yet effective for the period beginning on or after January 1, 2019

Below is a description of the standards, amendments and interpretations to existing standards that might impact the Company and are not mandatory for the Company’s fiscal years beginning on January 1, 2019 and which have not been early adopted by the Company:

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

These amendments are applied on prospective basis and are effective for annual periods beginning on or after January 1, 2020. Modifications to the concept of materiality are not expected to have a significant impact on the Company’s financial statements.

b)	Consolidation

Subsidiaries

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2019 and 2018 is as follows:

Company	% of shareholding and votes	Country	Closing date	Main activity

Telcosur	99.98	Argentina	December 31	Telecommunication Services
CTG (1)	100.00	Argentina	December 31	Electricity related services

(1) 100% of the shares of this company were acquired on August 8, 2017. At present, it is in the process of being transformed into S.A.U.

For consolidation purposes for the year ended December 31, 2019 and 2018, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2019 and 2018.

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

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2019 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2019 of Link, TGU and EGS (in liquidation) from this date to December 31, 2019.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2019 and 2018:

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

d)	Restatement to constant currency - Comparative Information

Regulatory framework

The consolidated financial statements as of December 31, 2019, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2019 balance sheet date.

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

The accumulated inflation in three years is over 100%. Likewise, both the National Government projections and other available projections indicate that this trend will not be reversed in the short term.

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index (“IPIM”), both published by the Institute National Statistics and Census (“INDEC”) until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 53.83%, 47.64% and 24.79% in the years ended December 31, 2019, 2018 and 2017 respectively.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The figures as of December 31, 2018 and 2017, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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

v. When the capitalization of costs for loans in non-monetary assets in accordance with IAS 23 is applicable, the portion of those costs that compensate the lender for the effects of inflation is not capitalized

Restatement of the Comprehensive Income Statement

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

e)	Financial instruments

Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

ii.	Financial assets subsequently measured at amortized cost, and
iii.	Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

As of December 31, 2019 and 2018, the Company has not regonize any financial assets under this category.

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

As of December 31, 2019 and 2018, the Company has not regonize any financial assets under this category.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortized cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

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

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities held for trading. As of December 31, 2019 and 2018, there are no instruments classified in this category.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Financial liabilities at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2019 and 2018, all of the Company’s financial liabilities were classified in this category.

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

As of December 31, 2019 and 2018, the Company maintained derivative financial instruments that are mentioned in Note 16.1.3 to these consolidated financial statements for which the application of hedge accounting has not been opted for as defined by IFRS 9.

g)	Inventories

Inventories consist of natural gas (in excess of the “Line Pack”) classified as property, plant and equipment in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

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
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

The Company applies the simplified approach to measuring expected credit losses for trade receivables, contract assets and other receivables. For this purpose, customers have been grouped based on shared credit risk characteristics, the existence of guarantees, historical credit losses experienced and the existence of judicial proceedings aimed at obtaining payment. Once each group was defined, an expected uncollectibility rate calculated based on historic default rates adjusted to future economic conditions was defined.

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

-
Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to U.S.$ 561.2 million. This price was the basis to determine a total value of common stock of U.S.$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of U.S.$ 395.0 million, resulted in a total value for PPE of U.S.$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as mentioned in Note 4.d, and less accumulated depreciation.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Subsequent costs restated for the effects of inflation as mentioned in Note 4.d. are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of a replaced component is written off. In the same way, when a major maintenance is carried out, they are added to the cost of the equipment if the recognition criteria are satisfied, eliminating any remaining non-depreciated remaining value restated for the effects of inflation as mentioned in Note 4.d, if any, of previous overhaul.

In this sense, Resolutions No. 1660/2000 (“Resolution 1660”) and No. 1903/2000 (“Resolution 1903”) issued by ENARGAS include definitions about the costs that should be considered as improvements or maintenance expenses. All other repairs and maintenance are charged to the statement of comprehensive income when incurred.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the year ended December 31, 2019, the Company capitalized Ps. 446,195 as borrowing costs. For the years ended December 31, 2018 and 2017, there have not been capitalized borrowing costs.

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
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

That amount is determined for and individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which the belong are taken.

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

As of December 31, 2019 and 2018, the carrying value of PPE does not exceed their recoverable value.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)	Leases

As mentioned in note 4.a), from January 1, 2019, the Company has adopted IFRS 16 to recognize the leases in which it participates. For more information regarding the new accounting policy adopted, see Note 4.a).

Until December 31, 2018, leases in which TGS assumed substantially all the risks and rewards of ownership of leased assets were classified as financial. To that purpose, an asset and a liability are recognized at the beginning for the same amount that corresponds to the lower value that results from comparing the fair value of the leased asset and the present value of the minimum lease payments.

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

Until December 31, 2018, the remaining leases were classified as operating leases, so their charge was directly recognized in the Statement of Comprehensive Income.

IFRS 16 provides, for the so-called operating leases, the recognition of an asset, for the right to use the assets included in the lease contracts from the date they are available for use, and an equal liability at the present value of the payments to be made during the term of the contract, considering the discount rate implicit in the lease agreement, if it can be determined, or an incremental reference indebtedness rate.

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
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

n)	Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2019 and 2018, there are no provisions booked for this concept.

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

Provisions for legal claims and/or claims by third parties (“legal claims and others”) are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

p)	Revenue recognition from contract with customers

Revenue is measured at the fair value of the consideration received or to be received, and represents amounts receivable for goods and/or services supplied. Revenue is recognized when the control of goods or services is transferred to the customer and the consideration is determined by an amount that reflects the consideration that the Company expects to receive.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

At the end of each month, TGS recognizes, over the time, its revenues from sales equivalent to the firm reserved capacity, the volumes of natural gas transported under the modalities of interruptible and exchange and displacement and by the operation and maintenance services. In return, a trade receivable is recognized which represents an unconditional right that the Company has to receive the consideration owed by the customer. On the other hand, the billing of the service is done monthly and according to the guidelines established by ENARGAS, the consideration is received within said calendar month.

Liquids Production and Commercialization

This business segment includes: (i) production and commercialization of liquids on our own account which revenues are recognized in a point in time, and (ii) other liquid services which revenues are recognized over the time.

Domestic Market

In the domestic market, TGS sells the production of propane and butane to LPG retailers in the framework of the programs created by the National Government to supply the domestic market. The sale prices are determined by the ex-Secretary of Hydrocarbon Resources (“SHR”). For more information, see Note 17 - Regulatory framework – b) Regulatory framework for non-regulated segments - to these consolidated financial statements.

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the ex-Ministry of Energy and Mining (“ex MINEM”) based on the international reference prices.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Subsidies are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenue from sales” of the statement of comprehensive income.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Other services

The services included in the Other Services segment consist mainly in (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity and (iv) natural gas transportation services in Vaca Muerta.

Revenues from sales of this business segment are recognized over the time in the period in which the service is provided. The sale price is determined according to what arises from the contractual conditions agreed between TGS and its customers. In all cases, the recognition and billing of sales income is made on a monthly basis so that at that time a sales credit is recorded.

Revenue from the Company’s participation in the joint operation with SACDE which correspond to the construction activities provided by it, are recognized based on the physical progress of the work. To calculate the costs associated with such income, the UT adopts the criterion of applying the estimated final margin for the work to the accrued revenue in each period. The costs incurred in excess of the costs associated with the revenues are recognized in the Contract Assets caption.

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

q)	Contract liabilities

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

In case of prepayments received from customers to finance part of the works corresponding to the construction of an evacuation pipeline in Vaca Muerta, they are denominated in US dollars. The initial recognition of the contract liabilities is made at fair value. Subsequently, they are valued at their amortized cost based on the projections for the provision of the agreed services that cancel them and are measured using the selling exchange rate published by the Banco de la Nación Argentina at the date of the period reported.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d., and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

Additional paid-up capital

Corresponds to the difference between the carrying value of the treasury shares and the quoted value at the time were distributed (for more information see Note 19.b). It is restated according to what is mentioned in Note 4.d).

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

s)	Basic and diluted earnings per share

Earnings per share as of December 31, 2019, 2018 and 2017 were calculated as follows:

	2019	2018	2017
Net income attributable to owners of the Company	12,805,105	17,561,249	8,847,196
Average number of outstanding shares (1)	776,121,341	788,405,563	794,495,283
Basic and diluited earnings per share	16.50	22.27	11.14

(1) The weighted average number of shares considers the effect of the weighted average of the changes originated in the transactions with the treasury shares made during the year.

As of the date of the issuance of these consolidated financial statements, there are no TGS instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for the years ended on December 31, 2019, 2018 and 2017 matches the diluted net income per share.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

On December 29, 2017, the PEN promulgated and put into effect through Decree 1112/2017 a tax reform enacted in the National Congress through Law No. 27,430 (the “Tax Reform”). This reform establishes a gradual reduction of the applicable rate for the calculation of income tax. Subsequently, through the enactment of the Solidarity Law, the Argentine Government defined the postponement of the current tax rate for fiscal years that began on January 1, 2020.

Note 14 “Income tax and deferred tax” includes more detailed information on Income Tax.

(c) Impairment of PPE

As mentioned in Note 4.j, the Company periodically evaluates the existence of events or significant changes that could have adverse effects on the Company or will take place in the near future that could affect the recoverable value of the PPE amounts. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use These evaluations are carried out at the lowest level for which there are identifiable cash flows, that is, for each single cash generating unit or CGU. TGS considers each of its business segments to be a CGU.

When assessing whether an impairment indicator may exist, TGS evaluates both internal and external sources of information, such as the following:

•	Whether significant decreases in the market values of PPE elements took place.
•	Whether prices of the main products and services that are marketed decreased.
•	Whether significant changes in the regulatory framework were introduced.
•	Whether operating costs suffered a materially increase.
•	Whether evidence of obsolescence or physical damage has occurred.
•	Whether the macroeconomic situation in which TGS carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

Since August 2019, the main macroeconomic and business variables of Argentina suffered a significant deterioration which led the Argentine Government to take measures accordingly even affecting the regulatory framework of the Natural Gas Transportation segment (see Notes 1 and 17). Given these indicators of impairment of the recorded amounts of PPE, the recoverable value of each of the CGUs has been calculated based on its value in use.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Liquids and Commercialization segment, projections of the prices of liquids and purchase cost of natural gas used as raw material; (ii) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments; (iii) for assets associated with the Other Services segment, future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas; (iv) projections of the future costs to be incurred, (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is based on a weighted average cost of capital (“WACC”).

In performing the analysis for the Natural Gas Transportation segment, the Company considered among others: (i) the status of negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations regarding the procedures and actions initiated, (iv) the Company´s expectations regarding the new RTI process required by the Argentine Government and (v) the impact of a cost monitoring scheme that allows the realization of semiannual adjustments to current tariffs.

The Company has prepared three different estimates of expected cash flows by sensitizing its main variables and thus determining a baseline scenario that allows its comparison with the book value of the Natural Gas Transportation segment. In addition, the Company performed a sensitivity analysis of the probability of occurrence of each scenario and concluded that an increase of up to 70 percentage points in the weighted probability of the pessimistic case (from 30% to 100%) and a reduction in the probability of occurrence of the optimistic scenario and in the probability of occurrence of the base scenario (reducing each to zero) would not generate a value that would require an adjustment in carrying amount for impairment.

In performing the analysis for the Production and Commercialization of Liquids segment, the Company based it on, among others, future evolution of international liquid prices based on available public information, and projections of the future costs to be incurred to acquire natural gas for gas processing.

In performing the analysis for the Other Services segment, the Company based it on future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas to extend the current firm shipping contracts, and projections of the contractual tariffs based on international inflation index.

Based on the analysis performed the Company did not identify the need for recording any impairment of the PPE amounts as of December 31, 2019.

The estimated recoverable values are sensitive to the significant variation of the assumptions applied, including the determination of future tariffs by the Argentine Government on the Natural Gas Transportation business segment, and the expectation of the development of Vaca Muerta gas fields on our Other Services business segment. In any case, we cannot assure with certainty that actual cash flows will be in line with the assumptions applied. Therefore, significant differences could arise in the future in relation to the estimated values in use.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Non-cash investing and financing activities for the years ended December 31, 2019, 2018 and 2017 are presented below:

	2019	2018	2017
Unpaid acquisition of PPE	1,331,105	473,413	460,879
Principal payment of financial lease (1)	149,238	156,861	101,645
Capitalization of finance costs	446,195	-	-

(1) Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

For additional information regarding dividend distribution made in treasury shares for an amount of Ps. 3,228,002, see Note 19.c. to these consolidated financial statements.

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

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the SE.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Detailed information on each business segment for the years ended December 31, 2019, 2018 and 2017 is disclosed below:

Year ended December 31, 2019
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues from sales	22,620,423	23,138,182	2,526,643	276,246	-	48,561,494
Intersegment revenues	615,993	-	-	-	(615,993)	-
Cost of sales	(8,667,640)	(14,661,541)	(1,524,445)	(137,870)	615,993	(24,375,503)
Administrative expenses	(1,043,519)	(144,313)	(61,021)	(11,447)	-	(1,260,300)
Selling expenses	(1,343,560)	(1,390,215)	(264,396)	(41,386)	-	(3,039,557)
Other operating (expenses) / income	(136,926)	3,200	3,576	2,624	-	(127,526)
Operating profit	12,044,771	6,945,313	680,357	88,167	-	19,758,608
Depreciation of property, plant and equipment	(2,998,224)	(246,720)	(450,671)	-	-	(3,695,615)

	Natural Gas Transportation	Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	64,431,193	10,865,257	20,090,627	214,248	95,601,325
Identifiable liabilities	29,338,859	3,093,226	15,020,159	65,612	47,517,856

Year ended December 31, 2018
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales	23,785,660	25,578,373	2,784,534	250,856	-	52,399,423
Intersegment revenues	920,555	-	-	-	(920,555)	-
Cost of sales	(7,944,333)	(16,130,863)	(1,621,770)	(126,455)	920,555	(24,902,866)
Administrative expenses	(1,284,707)	(129,315)	(55,348)	(10,210)	-	(1,479,580)
Selling expenses	(1,467,144)	(984,794)	(220,674)	(42,070)	-	(2,714,682)
Other operating (expenses) / income	(240,414)	(1,117,949)	(8,375)	(3,581)	-	(1,370,319)
Operating profit	13,769,617	7,215,452	878,367	68,540	-	21,931,976
Depreciation of property, plant and equipment	(2,892,621)	(174,964)	(352,235)	-	-	(3,419,820)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	69,603,664	13,907,967	11,621,495	155,320	95,288,446
Identifiable liabilities	25,748,537	2,301,679	19,563,528	70,796	47,684,540

Year ended December 31, 2017
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales	11,469,824	17,189,194	1,844,712	190,858	-	30,694,588
Intersegment revenues	377,137	-	-	-	(377,137)	-
Cost of sales	(6,428,448)	(11,186,009)	(1,008,879)	(114,747)	377,137	(18,360,946)
Administrative expenses	(918,567)	(144,172)	(56,110)	(10,087)	-	(1,128,936)
Selling expenses	(645,435)	(408,173)	(164,471)	(23,804)	-	(1,241,883)
Other operating (expenses) / income	(503,409)	99,520	(14,150)	236	-	(417,803)
Operating profit	3,351,102	5,550,360	601,102	42,456	-	9,545,020
Depreciation of property, plant and equipment	(2,607,632)	(146,630)	(353,484)	-	-	(3,107,746)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2019		2018
	Current	Non Current	Current	Non Current
Turnover tax balance	50,711	-	-	-
Income tax credit balance (1)	42,607	-	-	-
VAT credit balance	1,018,621	-	461,916	-
Other tax receivables	1,227	1,401	15,365	3,144
Prepaid expenses	90,714	-	73,464	-
Advances to suppliers	1,181,972	-	2,847,433	-
Subsidies receivables	143,829	-	450,523	-
Other Receivables UT	39,009	-	45,697	-
Others	329,387	7,603	202,248	9,521
Total	2,898,077	9,004	4,096,646	12,665

(1) Provision, net of advances paid, withholdings and perceptions.

b)	Trade receivables

	2019		2018
	Current	Non Current	Current	Non Current
Commons	6,329,258	-	4,788,890	-
UT	13,813	-	31,446	-
Natural Gas Transportation	3,774,497	-	2,549,704	-
Production and Commercialization of Liquids	1,903,005	-	1,680,674	-
Other services	637,943	-	527,066	-
Related parties (Note 21)	279,457	-	206,079
Natural Gas Transportation	154,009	-	112,671	-
Production and Commercialization of Liquids	53,744	-	12,497	-
Other services	71,704	-	80,911	-
Allowance for doubtful accounts	(134,956)	-	(203,860)	-
Total	6,473,759	-	4,791,109	-

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2017	-
Additions (1)	203,860
Applications	-
Reversals	-
Balances as of December 31, 2018	203,860
Inflation adjustment restatement	(71,339)
Additions (1)	2,435
Applications	-
Reversals	-
Balances as of December 31, 2019	134,956

(1) The total amount is recorded in Selling Expenses

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Cash and cash equivalents

	2019	2018
Cash and banks	1,123,051	9,174,577
UT Cash and banks	2,758	235
Time deposits	-	938,544
Mutual funds in Argentine Pesos	1,029,644	3,302,476
Interest-bearing accounts	7,609,748	12,167,206
UT Mutual funds	-	22,099
Total	9,765,201	25,605,137

d)	Contract liabilities

	2019		2018
	Current	Non Current	Current	Non Current
Natural Gas Transportation	98,460	1,744,944	104,572	1,844,227
Production and Commercialization of Liquids	38,387	341,698	39,249	392,388
Other services	62,386	840,184	3,104	23,261
UT	20,568	-	52,408	-
Total	219,801	2,926,826	199,333	2,259,876

During 2019 and 2018 financial years, the Company recognized Ps. 139,207 and Ps. 182,784, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

e)	Other payables

	2019		2018
	Current	Non Current	Current	Non Current
Payable for compensation for the Board of Directors and Supervisory Committee	8,498	-	8,321	-
Others	1,744	-	2,529	-
UT Other liabilities	277,417	-	113,253	-
Total	287,659	-	124,103	-

f)	Taxes payables

	2019		2018
	Current	Non Current	Current	Non Current
Health and safety tax	12,989	-	13,522	-
Withholdings and perceptions made to third parties	148,052	-	170,174	-
Turnover Tax	85,283	-	96,474	-
Withholding Tax	71,998	-	-	-
UT Others	341	-	4,233	-
Others	34,520	-	26,680	-
Total	353,183	-	311,083	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

g)	Trade payables

	2019		2018
	Current	Non Current	Current	Non Current
Suppliers	3,875,928	-	4,304,927	-
UT Suppliers	109,876	-	138,837	-
Customers (credit balances)	6,164	-	3,438	-
Related companies	121,603	-	309,352	-
Total	4,113,571	-	4,756,554	-

h)	Revenues

	2019	2018	2017
Sales of goods and services	48,359,045	51,773,746	30,159,782
Subsidies	202,449	625,677	534,806
Total	48,561,494	52,399,423	30,694,588

Disaggregation of revenues

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2019
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	9,144,860	-	-	9,144,860
Local market	22,620,423	13,993,322	2,526,643	276,246	39,416,634
Total	22,620,423	23,138,182	2,526,643	276,246	48,561,494
Timing of revenue recognition:
Over the time	22,620,423	1,226,814	2,526,643	276,246	26,650,126
At a point in time	-	21,911,368	-	-	21,911,368
Total	22,620,423	23,138,182	2,526,643	276,246	48,561,494

Year ended December 31, 2018
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	9,269,086	-	-	9,269,086
Local market	23,785,660	16,309,287	2,784,534	250,856	43,130,337
Total	23,785,660	25,578,373	2,784,534	250,856	52,399,423
Timing of revenue recognition:
Over the time	23,785,660	1,084,994	2,784,534	250,856	27,906,044
At a point in time	-	24,493,379	-	-	24,493,379
Total	23,785,660	25,578,373	2,784,534	250,856	52,399,423

Year ended December 31, 2017
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	6,664,863	-	-	6,664,863
Local market	11,469,824	10,524,331	1,844,712	190,858	24,029,725
Total	11,469,824	17,189,194	1,844,712	190,858	30,694,588
Timing of revenue recognition:
Over the time	11,469,824	822,760	1,844,712	190,858	14,328,154
At a point in time	-	16,366,434	-	-	16,366,434
Total	11,469,824	17,189,194	1,844,712	190,858	30,694,588

Detailed information of revenues on each business segment for the years ended December 31, 2019, 2018 and 2017 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

i.	Natural Gas Transportation:

	2019	2018	2017
Firm	18,521,215	18,834,776	8,971,393
Access and Charge	835,721	870,398	666,979
Interruptible and Others	3,263,487	4,080,486	1,831,452
Total	22,620,423	23,785,660	11,469,824

ii.	Production and Commercialization of Liquids:

	2019	2018	2017
Product	21,708,919	23,867,702	15,776,153
Services	1,226,814	1,084,994	878,235
Government grants	202,449	625,677	534,806
Total	23,138,182	25,578,373	17,189,194

iv.	Other services:

	2019	2018	2017
Conditioning and treatment	1,273,070	1,130,820	841,091
Operation and maintenance	651,665	738,568	637,752
Steam sales	231,565	210,387	148,582
Construction	11,899	32,799	213,270
UT Construction	187,686	666,402	-
Transportation and conditioning of Naural Gas in Vaca Muerta	165,725	-	-
Others	5,033	5,558	4,017
Total	2,526,643	2,784,534	1,844,712

i)	Cost of sales

	2019	2018	2017
Inventories at the beginning of the year	554,218	282,659	371,470
Purchases	12,052,590	13,630,238	9,250,971
Operating costs (Note 8.i.)	12,076,335	11,544,187	9,021,164
Inventories at the end of the year	(307,640)	(554,218)	(282,659)
Total	24,375,503	24,902,866	18,360,946

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

j)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2019
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	3,193,390	1,463,206	953,222	604,578	172,384		-
Social security taxes	595,112	271,610	170,506	117,055	35,941		-
Compensation to Directors and Supervisory Committee	32,528	-	-	32,528	-		-
Professional services fees	483,128	15,383	248,648	186,970	32,127		-
Technical operator assistance fees	1,144,777	776,200	368,577	-	-		-
Materials	387,772	169,415	218,357	-	-		-
Third parties services	435,870	180,037	222,864	24,485	8,484		-
Telecommunications and post expenses	44,810	12,956	6,097	23,952	1,805		-
Rents	43,758	12,717	21,141	8,888	1,012		-
Transports and freight	115,986	73,000	40,551	2,435	-		-
Easements	91,941	87,367	4,574	-	-		-
Offices supplies	13,332	4,019	2,310	5,183	1,820		-
Travels expenses	132,485	65,497	35,936	27,340	3,712		-
Insurance	96,399	47,111	38,101	6,391	4,796		-
Property, plant and equipment maintenance	2,566,969	2,233,041	298,406	35,522	-		-
Depreciation of property, plant and equipment	3,695,615	2,842,666	697,391	155,558	-		-
Taxes and contributions	3,044,070	334,176	24,473	3,903	2,681,518	(1)	-
Advertising	90,137	-	-	-	90,137		-
Doubtful accounts	2,435	-	-	-	2,435		-
Banks expenses	19,308	-	-	19,308	-		-
Interests expense	2,509,815	-	-	-	-		2,509,815
Foreign exchange loss	15,636,514	-	-	-	-		15,636,514
Capitalized financial costs	(446,195)	-	-	-	-		(446,195)
Costs of services rendered to third parties	13,664	-	13,664	-	-		-
Other expenses	132,706	79,239	43,877	6,204	3,386		-

Total 2019	34,076,326	8,667,640	3,408,695	1,260,300	3,039,557		17,700,134

(1) Includes tax on exports for Ps. 843,418 for the year ended December 31, 2019.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2018
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	2,942,737	1,370,862	873,457	549,048	149,370		-
Social security taxes	492,620	222,669	130,665	107,092	32,194		-
Compensation to Directors and Supervisory Committee	39,718	-	-	39,718	-		-
Professional services fees	422,573	10,841	208,637	192,647	10,448		-
Technical operator assistance fees	2,026,244	1,289,165	737,079	-	-		-
Materials	344,492	105,664	238,828	-	-		-
Third parties services	402,701	157,394	200,379	30,443	14,485		-
Telecommunications and post expenses	33,498	6,455	4,395	21,933	715		-
Rents	38,129	11,779	15,846	9,147	1,357		-
Transports and freight	104,751	64,965	35,357	4,429	-		-
Easements	83,186	83,186	-	-	-		-
Offices supplies	10,763	3,647	1,324	4,815	977		-
Travels expenses	131,177	58,722	41,135	25,222	6,098		-
Insurance	101,944	58,713	36,451	6,775	5		-
Property, plant and equipment maintenance	1,946,371	1,700,665	221,697	24,009	-		-
Depreciation of property, plant and equipment	3,419,820	2,481,136	527,193	411,491	-		-
Taxes and contributions	2,578,080	262,317	30,893	3,274	2,281,596	(1)	-
Advertising	7,470	-	-	-	7,470		-
Doubtful accounts	203,860	-	-	-	203,860		-
Banks expenses	18,691	-	-	18,691	-		-
Interests expense	2,577,365	-	-	-	-		2,577,365
Foreign exchange loss	20,185,935	-	-	-	-		20,185,935
Costs of services rendered to third parties	254,250	-	254,250	-	-		-
Other expenses	135,374	56,152	42,269	30,846	6,107		-

Year ended Deccember 31, 2018	38,501,749	7,944,332	3,599,855	1,479,580	2,714,682		22,763,300
(1) Includes tax on exports of Ps. 382,863 for the year ended December 31, 2018.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2017
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	2,755,821	1,329,370	721,780	550,569	154,102		-
Social security taxes	474,525	208,944	123,835	108,080	33,666		-
Compensation to Directors and Supervisory Committee	21,253	-	-	21,253	-		-
Professional services fees	153,215	3,706	7,585	129,187	12,737		-
Technical operator assistance fees	887,901	400,020	487,881	-	-		-
Materials	149,305	46,117	103,188	-	-		-
Third parties services	317,596	132,233	159,075	26,288	-		-
Telecommunications and post expenses	24,756	3,307	3,034	17,223	1,192		-
Rents	16,828	4,863	2,432	8,372	1,161		-
Transports and freight	89,022	52,995	30,416	5,560	51		-
Easements	54,249	54,249	-	-	-		-
Offices supplies	8,633	2,561	900	4,027	1,145		-
Travels expenses	47,741	21,350	7,865	13,831	4,695		-
Insurance	81,007	47,294	26,962	6,013	738		-
Property, plant and equipment maintenance	1,546,413	1,331,530	198,875	13,290	2,718		-
Depreciation of property, plant and equipment	3,107,746	2,414,921	500,115	192,710	-		-
Taxes and contributions	1,413,444	327,852	20,606	1,824	1,063,162	(1)	-
Advertising	1,180	-	5	-	1,175		-
Doubtful accounts	(35,989)	-	-	-	(35,989)		-
Banks expenses	11,102	-	-	11,102	-		-
Interests expense	1,301,985	-	-	-	-		1,301,985
Foreign exchange loss	1,718,617	-	-	-	-		1,718,617
Other financial charges	258,315	-	-	-	-		258,315
Costs of services rendered to third parties	177,326	-	177,326	-	-		-
Other expenses	88,909	47,134	20,838	19,607	1,330		-

Total 2017	14,670,900	6,428,446	2,592,718	1,128,936	1,241,883		3,278,917

(1) Includes tax on exports for Ps. 1,978 for the year ended December 31, 2017

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)	Net financial results

	2019	2018	2017
Financial income
Interest income	719,559	2,069,473	204,776
Foreign exchange gain	7,815,595	12,559,251	863,880
Subtotal	8,535,154	14,628,724	1,068,656
Financial expenses
Interest expense	(2,509,815)	(2,577,365)	(1,301,985)
Foreign exchange loss	(15,636,514)	(20,185,935)	(1,718,617)
less: Capitalized finance costs	446,195	-	-
Subtotal	(17,700,134)	(22,763,300)	(3,020,602)
Other financial results
Derivative financial instruments results	(19,172)	163,192	-
Fair value gains on financial instruments through profit or loss	542,218	2,112,016	680,678
Others	(409,659)	(374,619)	(258,315)
Subtotal	113,387	1,900,589	422,363
Gain on net monetary position	6,154,172	1,855,519	716,821
Total	(2,897,421)	(4,378,468)	(812,762)

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

l)	Other operating expenses

	2019	2018	2017
Net increase in provisions (1)	(156,124)	(1,185,743)	(351,039)
Recovery of insurance	-	36,726	299,495
Write off of other receivables	-	-	(161,596)
Others	28,598	(221,302)	(204,663)
Total	(127,526)	(1,370,319)	(417,803)

(1) Including interest and legal expenses

m)	Other financial assets at amortized cost

	2019		2018
	Current	Non Current	Current	Non Current
VRD bonds	3,355	5,403	8,790	13,476
US Treasury Bills	1,040,605	-	-	-
Total	1,043,960	5,403	8,790	13,476

n)	Payroll and social security taxes payable

	2019		2018
	Current	Non Current	Current	Non Current
Vacation benefit payable	305,847	-	262,577	-
Annual bonus payable	205,541	-	205,159	-
Social security taxes payable	130,942	-	103,654	-
UT	6,121		18,766
Total	648,451	-	590,156	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

9.	INVESTMENTS IN ASSOCIATES

	2019										2018
					Issuer Information
	Description of securities				Last financial statemets issued
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) / income for the year / period	Shareholders equity	% of Common Stock	Book value

Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	182	6,627	Pipeline maintenance	09/30/2019	28	(783)	14,308	49.00	8,919

Emprendimientos de Gas del Sur S.A. (in liquidation)	$1	116,130	2,025	418	Pipeline constructionand operation services	09/30/2019	237	(186)	854	49.00	498

Gas Link S.A.	$1	502,962	8,595	71,615	Pipeline construction and operation services	09/30/2019	1,026	6,990	396,461	49.00	102,373

Total				78,660							111,790

10.	JOINT ARRANGEMENTS

TGS jointly with SACDE applied for the public tender launched by the Argentine Government for the construction of a connection pipeline in the province of Santa Fe. This tender was finally obtained by the UT whose sole purpose is the execution of such works. For further information, see Note 23.

The Company participates in the UT in a percentage of 51% on the rights of the assets and on the obligations related to them. TGS consolidates line by line assets, liabilities and results of the UT based on the aforementioned percentage of participation.

The breakdown of the amounts included in the statements of financial position related to the Company’s participation in the UT and its results is the following:

	2019	2018
Consolidated Statements of financial position
Non Current assets	-	-
Current Assets	232,849	300,649
Total	232,849	300,649
Non Current Liabilities	-	-
Current Liabilities	414,323	261,274
Total	414,323	261,274

	2019	2018	2017
Consolidated Statements of comprehensive income
Gross (loss) / profit	(154,303)	52,112	1,226
Operating (loss) / profit	(172,298)	37,517	(38)
Net Financial results	(21,069)	1,611	348
Comprehensive (loss) / income	(193,367)	39,128	310

11.	PROFIT FROM ASSOCIATES

	2019	2018	2017
EGS (in liquidation)	(80)	4,770	32
TGU	(664)	(68)	438
Link	(31,114)	23,306	32,821
Total	(31,858)	28,008	33,291

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2019
	Cost					Depreciation
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	rate %	Accumulated at the end of the year	Net book value

Pipelines	61,419,814	-	13,330	1,933,215	63,339,699	29,732,526	7,747	1,518,032	2.2	31,242,811	32,096,888

Compressor plants	23,468,780	399,897	179,885	2,033,984	25,722,776	16,260,945	108,445	1,067,625	3.3 to 25	17,220,125	8,502,651

Other plants	26,488	-	-	-	26,488	8,039	-	899	3.3	8,938	17,550

Stations of regulation and/or measurement of pressure	2,091,798	-	-	76,900	2,168,698	1,668,370	-	57,681	4.0	1,726,051	442,647

Other technical installations	413,717	-	-	7,440	421,157	353,051	-	9,250	6.7	362,301	58,856

Subtotal assets related to natural gas transportation service	87,420,597	399,897	193,215	4,051,539	91,678,818	48,022,931	116,192	2,653,487		50,560,226	41,118,592

Non-regulated segment Pipelines	124,829	-	-	10,109,995	10,234,824	63,362	-	62,977	2.2	126,339	10,108,485

Non-regulated segment Compressor plants	1,910,728	-	-	145,605	2,056,333	582,695	-	217,431	3.3 to 25	800,126	1,256,207

Non-regulated segment Other plants	13,326,401	-	-	4,726,393	18,052,794	9,976,456	-	312,521	3.3	10,288,977	7,763,817

Non-regulated segment Stations of regulation and/or measurement of pressure	160,534	11,284	-	457,977	629,795	32,186	-	11,582	4.0	43,768	586,027

Non-regulated segment Other technical installations	254,016	-	-	-	254,016	75,525	-	22,868	6.7	98,393	155,623

Subtotal assets related to Other Services and

Production and Commercialization of Liquids	15,776,508	11,284	-	15,439,970	31,227,762	10,730,224	-	627,379		11,357,603	19,870,159

Lands	165,136	189,003	-	-	354,139	-	-	-	-	-	354,139

Buildings and constructions	3,119,619	-	948	428,387	3,547,058	1,761,692	11	58,976	2.0	1,820,657	1,726,401

Facilities and features in building	263,700	-	-	97	263,797	105,381	-	10,927	4.0	116,308	147,489

Machinery, equipment and tools	933,683	172,586	7,758	6,207	1,104,718	578,196	7,758	80,007	6.7 to 10	650,445	454,273

UT Machinery, equipment and tools	909	-	-	-	909	686	-	223	6.7 to 10	909	-

Computers and Telecommunication systems	4,177,609	3,440	-	662,582	4,843,631	3,420,768	-	221,927	6.7 to 20	3,642,695	1,200,936

Vehicles	455,370	80,860	24,497	-	511,733	320,725	23,144	41,452	20	339,033	172,700

Furniture	228,540	-	-	-	228,540	221,308	-	1,237	10	222,545	5,995

Materials	2,363,440	2,259,125	21,545	(1,458,699)	3,142,321	-	-	-	-	-	3,142,321

Line pack	578,707	-	-	(84,156)	494,551	27,646	-	-	-	27,646	466,905

Works in progress	9,216,602	15,722,143	-	(19,045,927)	5,892,818	-	-	-	-	-	5,892,818

Total	124,700,420	18,838,338	247,963	-	143,290,795	65,189,557	147,105	3,695,615		68,738,067	74,552,728

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2018
	Cost					Depreciation
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	rate %	Accumulated at the end of the year	Net book value

Pipelines	60,167,955	-	27,845	1,279,704	61,419,814	28,257,137	461	1,475,850	2.2	29,732,526	31,687,288

Compressor plants	22,369,570	-	474,819	1,574,029	23,468,780	15,721,120	429,105	968,930	3.3 to 25	16,260,945	7,207,835

Other plants	26,488	-	-	-	26,488	7,141	-	898	3.3	8,039	18,449

Stations of regulation and/or measurement of pressure	2,093,130	1,663	9,150	6,155	2,091,798	1,620,632	7,942	55,680	4.0	1,668,370	423,428

Other technical installations	407,598	-	2,046	8,165	413,717	346,264	2,046	8,833	6.7	353,051	60,666

Subtotal assets related to

natural gas transportation service	85,064,741	1,663	513,860	2,868,053	87,420,597	45,952,294	439,554	2,510,191		48,022,931	39,397,666

Non-regulated segment Pipelines	124,829	-	-	-	124,829	61,868	-	1,494	2.2	63,362	61,467

Non-regulated segment Compressor plants	1,898,166	-	4,330	16,892	1,910,728	395,448	808	188,055	3.3 to 25	582,695	1,328,033

Non-regulated segment Other plants	13,744,847	9,207	1,029,228	601,575	13,326,401	10,676,085	950,340	250,711	3.3	9,976,456	3,349,945

Non-regulated segment Stations of regulation and/or

measurement of pressure	160,534	-	-	-	160,534	25,765	-	6,421	4.0	32,186	128,348

Non-regulated segment Other technical installations	254,016	-	-	-	254,016	52,658	-	22,867	6.7	75,525	178,491

Subtotal assets related to Other Services and Production and Commercialization of Liquids	16,182,392	9,207	1,033,558	618,467	15,776,508	11,211,824	951,148	469,548		10,730,224	5,046,284

Lands	110,509	54,627	-	-	165,136	-	-	-	-	-	165,136

Buildings and constructions	3,053,615	-	73,980	139,984	3,119,619	1,765,318	58,701	55,075	2.0	1,761,692	1,357,927

Facilities and features in building	255,239	-	18,078	26,539	263,700	103,710	9,419	11,090	4.0	105,381	158,319

Machinery, equipment and tools	790,333	199,925	73,467	16,892	933,683	609,507	73,206	41,895	6.7 to 10	578,196	355,487

UT Machinery, equipment and tools	-	909	-	-	909	-	-	686	6.7 to 10	686	223

Computers and Telecommunication systems	5,762,314	258	2,085,323	500,360	4,177,609	5,203,218	2,078,177	295,727	6.7 to 20	3,420,768	756,841

Vehicles	405,725	58,593	8,948	-	455,370	294,870	8,465	34,320	20	320,725	134,645

Furniture	228,380	-	-	160	228,540	220,020	-	1,288	10	221,308	7,232

Materials	2,419,633	880,423	55,307	(881,309)	2,363,440	-	-	-	-	-	2,363,440

Line pack	236,471	-	-	342,236	578,707	27,646	-	-	-	27,646	551,061

Works in progress	3,429,298	9,418,686	-	(3,631,382)	9,216,602	-	-	-	-	-	9,216,602

Total	117,938,650	10,624,291	3,862,521	-	124,700,420	65,388,407	3,618,670	3,419,820		65,189,557	59,510,863

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2018, the assets allocated to the natural gas treatment and compression service include the following amounts in which the Company is a financial lease under the terms of leasing contracts:

2018
Capitalized financial lease	2,501,165
Accumulated depreciaton	(560,091)
Total	1,941,074

As of December 31, 2019 and January 1, 2019, date of the first application of IFRS 16, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

	12/31/2019	1/1/2019
Other plants	448,306	515,552
Compressor plants	1,113,024	1,279,978
Other technical installations	126,560	145,544
Total	1,687,890	1,941,074

The book value variation of the rights-of use accounted during the year ended on December 31, 2019 corresponds to its depreciation:

12/31/2019
Other plants	(67,246)
Compressor plants	(166,954)
Other technical installations	(18,984)
Total	(253,184)

13.	LOANS

Short-term and long-term loans as of December 31, 2019 and 2018 comprise the following:

	2019	2018
Current Loans
2018 Notes Interest	336,881	349,375
Pre-export finance	1,021,325	-
Leasing (Note 22)	363,881	331,850
Total Current loans	1,722,087	681,225
Non Current Loans
2018 Notes	29,847,160	28,789,009
Leasing (Note 22)	2,013,557	2,214,706
Total non current loans	31,860,717	31,003,715
Total (1)	33,582,804	31,684,940

(1) Net of issuance expenses of Ps. 97,840 and Ps. 185,243 as of December 31, 2019 and 2018, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The activity of the loans as of December 31, 2019 and 2018 is the following:

	2019
	Leases liabilities	Other payables	2018
Beggining balance	2,546,556	29,138,384	10,218,503
Inflation adjustment restatement	(891,146)	(13,298,217)	(10,931,986)
Accrued interest	194,944	2,061,631	2,305,265
Effect of foreign exchange rate change	1,178,710	13,935,368	19,765,612
VAT unpaid installments	15,988	-	29,388
Procceds from loans	-	1,051,809	21,261,978
Payment of loans (1)	(167,989)	-	(2,042,940)
Payment of redemption of loans	-	-	(7,378,176)
Interest paid (2)	(159,164)	(2,024,070)	(1,542,704)
Ending balance	2,717,899	30,864,905	31,684,940

(1) For the years ended on December 31, 2019 and 2018, Ps. 149,238 and Ps. 156,861 respectively were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).
(2) For the years ended on December 31, 2019 and 2018, Ps. 143,357 and Ps. 149,373, respectively, were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

The maturities of the current and non-current loans as of December 31, 2019 are as follows, not including issuance expenses:

		To due
	Due at 12/31/2019	From 1/01/2020 to 12/31/2020	From 1/01/2021 to 12/31/2021	From 1/01/2022 to 12/31/2022	From 1/01/2023 to 12/31/2023	From 1/01/2024 onwards	Total
2018 Notes	-	336,881	-	-	-	29,847,160	30,184,041
Financial Leasing	90,363	273,518	296,515	321,370	348,380	1,047,292	2,377,438
Pre-export finance	-	1,021,325	-	-	-	-	1,021,325
Total	90,363	1,631,724	296,515	321,370	348,380	30,894,452	33,582,804

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2019, and their present book value:

12/31/2019
As of 12/31/2020	538,339
From 1/01/2021 to 12/31/2021	448,037
From 1/01/2022 to 12/31/2022	448,037
From 1/01/2023 to 12/31/2023	448,037
From 1/01/2024 onwards	1,163,723
Total minimum future payments	3,046,173
Future financial charges on financial leases	(668,735)
Book Value financial leases	2,377,438

Description of the indebtedness of the Company

Class 2 Notes (“2018 Notes”)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The Ordinary General Shareholders’ Meeting held on April 26, 2017, ordered the increase of up to US$ 700,000,000 (or its equivalent in other currencies) of the 2017 Program authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, whose amount until the Shareholders´ Meeting was held was US$ 400,000,000 (the “2017 Program”).

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

The Ordinary General Shareholders´ Meeting held on August 15, 2019 decided to increase the 2017 Program from US$ 700 million to US$ 1.2 billion. This increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR # CNV.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The Company may contract new debts under the following conditions, among others:

a. To the extent that after the new debt has been incurred (i) the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization- and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal to or lower than 3.5:1.

b. For the refinancing of the outstanding financial debt.

c. Originated by customer advances.

The Company may pay dividends under the following conditions: (i) the Company is not in default under 2018 Notes, and (ii) immediately after any dividend payment, the Company may incur new debts according to the provisions in point a. of the preceding paragraph.

Lease liability

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

Pre-export finance

On November 5, 2019, the Company agreed with Itaú Unibanco S.A. the granting of a loan for US $ 17 million in order to pre-finance the exports of propane, butane and natural gasoline made. The characteristics of this loan are as follows:

Amount in US$	17,000,000
Interest Rate	LIBOR + 1.95%

	Scheduled payment date	Percentage of the principal to be paid
Amortization	March 4, 2020	100%
Frecuency of interest payment	Monthly, payable on December 4,2019, January 6, 2020, February 4, 2020 and March 4, 2020
Guarantor	US Treasury bills *
* Included in “Other financial assets at amortized cost.”

As of the date of issuance of these Financial Statements, this loan is fully paid.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

14.	INCOME TAX AND DEFERRED TAX

Tax Reform

The Tax Reform sanctioned in Argentina in 2017, with some amendments introduced in December 2018 after the issuance of Law No. 27,468, brought with it a series of modifications in the taxation and calculation of the income tax to which the Company is subject in the normal course of its activities. Subsequently, on the occasion of the enactment of the Solidarity Law, new modifications were introduced with impact as of the fiscal year beginning on January 1, 2019. The main changes are the following:

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

Solidarity Law suspended until fiscal years starting from 1st January 2021 inclusive, reduced to 25% of the applicable rate and retention of 13% on dividends.

Tax adjustment for inflation

This section was subsequently modified by Law No. 27,468, which establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal year ended December 31, 2019, the CPI has exceeded the 30% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2019 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Tax revaluation

It established the possibility of carrying out a tax revaluation, for a single time, of certain assets that are part of the assets as of December 31, 2017, in order to adjust their value.

This revaluation was optional, and to carry out the tax revaluation, a special tax must be paid. The special tax varied between 8% and 15%, depending on the type of asset to be re-evaluated between the difference of the residual revalued tax value and the residual tax value of origin.

Once the option for a certain good is exercised, all other goods in the same category must be revalued.

This tax is not deductible from income tax, and the asset increase that originates the revaluation is neither taxable for income tax nor taxable for the purposes of the TOMPI liquidation.

The taxpayers that exercised the revaluation option has waived to promote any judicial or administrative process for which the adjustment for tax inflation is claimed.

The Board of Directors decided to make use of this option, which implies a one-time payment of Ps. 1,612,164. Said tax paid and the tax revaluation benefit of Ps. 6,447,872, were recorded under the line “Income Tax” of the Statement of Financial Position for the year ended December 31, 2018.

Deferred Tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017
Current income tax	(2,682,261)	(4,920,109)	(3,757,523)
Special revaluation tax	-	(1,612,164)	-
Deferred income tax	(1,341,950)	6,512,012	3,839,173
Total income tax	(4,024,211)	(20,261)	81,650

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The analysis of the net deferred tax assets and liabilities is as follows:

	2019	2018
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	996,567	1,044,262
Deferred tax assets to be recovered after less than 12 months	273,287	231,200
Deferred tax liabilities:
Deferred tax liabilities to be recovered after more than 12 months	(6,002,822)	(4,527,584)
Deferred tax liabilities to be recovered after less than 12 months	(29,546)	(168,442)
Deferred tax liabilities, net	(4,762,514)	(3,420,564)

The components of the net deferred tax assets and liabilities as of December 31, 2019, 2018 and 2017 are the following:

Deferred tax assets	Allowance for doubtful accounts	Tax credits discounted value loss	Account receivables discounted value	Provisions for legal claims and other provisions	Financial lease	Contract liabilities	Tax inflation adjustment	Total
As of December 31, 2017	-	-	-	173,575	516,052	436,324	-	1,125,951
Charge in results	-	596	3,497	(18,349)	110,929	52,838	-	149,511
As of December 31, 2018	-	596	3,497	155,226	626,981	489,162	-	1,275,462
Charge in results	731	(240)	(2,766)	(375)	(26,711)	14,925	8,828	(5,608)
As of December 31, 2019	731	356	731	154,851	600,270	504,087	8,828	1,269,854

Deferred tax liabilities	Deferred sales	Loans	Property, Plant and Equipment	Cash and cash equivalents	Inventaries	Other financial assets at amortized cost	Tax inflation adjustment	Total
As of December 31, 2017	-	(5,633)	(11,016,028)	(25,325)	(11,541)	-	-	(11,058,527)
Charge in results	4,367	(42,180)	6,527,245	(120,683)	(6,248)	-	-	6,362,501
As of December 31, 2018	4,367	(47,813)	(4,488,783)	(146,008)	(17,789)	-	-	(4,696,026)
Charge in results	(4,367)	21,547	139,697	143,880	(2,346)	(1,864)	(1,632,889)	(1,336,342)
As of December 31, 2019	-	(26,266)	(4,349,086)	(2,128)	(20,135)	(1,864)	(1,632,889)	(6,032,368)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2019, 2018 and 2017 as follows:

	2019	2018	2017
Pre tax income	16,829,329	17,581,516	8,765,549
Statutory income tax rate	30%	30%	35%
Pre tax income at statutory income tax rate
	(5,048,799)	(5,274,455)	(3,067,942)
Tax effects due to:
- Restatement by inflation	2,039,603	371,340	(287,676)
- Tax revalution benefit	-	6,447,872	-
- Special revalution tax	-	(1,612,164)	-
- Adjustment affidavit previous year	136,641	(464)	-
- Change in the taxe rate	-	-	3,437,625
- Tax inflation adjustment	(1,998,487)	-	-
- Others	846,831	47,610	(357)
Total income tax	(4,024,211)	(20,261)	81,650

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

15.	PROVISIONS

The total amount of the Provisions are included in current liabilities.

	For legal claims and others
Balances as of 12/31/2017	445,962
Inflation adjustment restatement	(173,430)
Additions	300,213	(1)
Uses	(1,211)
Decreases	(557)	(2)
Balances as of 12/31/2018	570,977
Inflation adjustment restatement	(241,044)
Additions	272,477	(3)
Uses	(7,590)
Decreases	(5,702)	(2)
Balances as of 12/31/2019	589,118

(1) Ps. 185,473 are included in “Other operating expenses” and Ps. 114,740 in “Financial expenses”.
(2) The total are included in “Other operating expenses”.
(3) Ps. 161,826 are included in “Other operating expenses” and Ps. 110,651 in “Financial expenses”.

16.	FINANCIAL RISK MANAGEMENT

1.	Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company’s risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company’s financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

2.	Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87%, 77% and 76% of the segment’s total revenues for the years ended December 31, 2019, 2018 and 2017, respectively. Total revenues denominated in Argentine Pesos accounted for 53%, 59% and 51% for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Additionally, in the event that it is considered appropriate, the Company contracts derivative financial instruments that allow TGS to hedge the fluctuation of the US dollar over long-term positions in such currency. During the years 2019, 2018 and 2017, the Company did not contract derivative financial instruments to cover this risk.

However, the Company managed to mitigate the impact on the exchange rate variation by placing funds in assets denominated in US dollars. As of December 31, 2019, for mitigating this foreign exchange risk, 88% of the Company’s fund placements are denominated in US dollars.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2019, 2018 and 2017 would have decreased the Company’s pretax income for the year in approximately Ps. 2,564,896, Ps. 1,138,128, and Ps. 399,846, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the pre-tax income. Actual results may differ significantly from these theoretical sensitivity scenarios.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

The Company’s risk management policy is defined with the objective of reducing the impact of the loss of purchasing power. During the 2017, 2018 and 2019 fiscal years the Company has maintained a liability monetary position. As a consequence, TGS has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2019 and 2018:

	Financial assets (1)		Financial liabilities (2)
	2019	2018	2019	2018
Fix interest rate	8,650,353	13,114,538	30,184,039	29,138,384
Variable interest rate	1,038,402	22,264	1,021,325	-
Total	9,688,755	13,136,802	31,205,364	29,138,384

(1) Includes mutual funds, Letes, Lebacs and bank accounts. Trade receivables do no bear interests, except for Ps. 8,758 and Ps. 22,264, which bears CER plus a spread of 8% as of December 31, 2019 and 2018, respectively.
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of TGS.

Based on the volume of sales for the years ended December 31, 2019, 2018 and 2017, the Company estimated that, other factors being constant, a decrease of U.S.$50/ton in the international price of LPG and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 1,153,105, Ps.849,161 and Ps. 233,323 respectively. On the other hand, an increase of U.S.$50/ton in the international price would have had the opposite effect.

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

As of December 31, 2019 and 2018, the balance is Ps. 274,024 and Ps. 335,773, respectively, and is recorded under the item “Derivative Financial instruments”.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

As of December 31, 2019 and 2018, the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

	2019	2018
Current trade receivables	6,608,715	4,994,969
Allowances for doubful accounts	(134,956)	(203,860)
Total	6,473,759	4,791,109

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, CAMMESA and to Pampa Energía. Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	5,849,138	1,459,410	4,957,415	577,764	2,948,056
Camuzzi Gas Pampeana S.A.	4,353,024	729,137	3,682,320	430,212	2,167,208
Naturgy Argentina	3,496,055	567,429	2,971,396	368,782	1,556,829
CAMMESA	1,337,997	206,403	2,057,838	281,896	1,368,671
Pampa Energía	803,610	258,007	676,180	141,040	68,737
Camuzzi Gas del Sur S.A.	1,075,744	150,838	822,176	87,574	477,222

Revenues from Liquids Production and Commercialization customers net of allowances of doubtful accounts) for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019		2018		2017
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
PBB Polisur	6,338,222	841,338	8,102,817	1,090,359	5,667,118
Petredec	1,003,264	-	1,321,183	-	2,119,267
Geogas Trading S.A.	1,691,910	375,723	1,695,707	-	878,783
Shell Trading (US) Company	-	-	138,246	-	2,192,301
YPF	1,239,102	26,501	729,113	30,968	-
Petrobras Global Trading BV	4,446,241	397,172	2,682,539	211,387	-

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Below is a detail of the maturities of the financial assets included in: (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables, (iv) other receivables and (v) derivate financial instruments, as of December 31, 2019 and 2018:

December 31, 2019
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	9,650,787	-	21,607
With specified maturity
Overdue
Until 12-31-2018	-	-	144,596
From 01-01-19 to 03-31-19	-	-	1,538
From 04-01-19 to 06-30-19	-	-	4,245
From 07-01-19 to 09-30-19	-	-	343,827
From 10-01-19 to 12-31-19	-	-	791,533
Total overdue	-	-	1,285,739

Non-due
From 01-01-20 to 03-31-20	114,414	1,315,640	5,271,983
From 04-01-20 to 06-30-20	-	796	482,630
From 07-01-20 to 09-30-20	-	775	8,105
From 10-01-20 to 12-31-20	-	773	10,092
During 2021	-	3,043	6,943
During 2022	-	1,911	-
During 2023	-	449	-
During 2024	-	-	-
From 2025 onwards	-	-	-
Total non-due	114,414	1,323,387	5,779,753
Total with specified maturity	114,414	1,323,387	7,065,492
Total	9,765,201	1,323,387	7,087,099

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

December 31, 2018
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	22,283,431	-	718
With specified maturity
Overdue
Until 12-31-2017	-	-	205,783
From 01-01-18 to 03-31-18	-	-	477
From 04-01-18 to 06-30-18	-	-	6,184
From 07-01-18 to 09-30-18	-	-	17,537
From 10-01-18 to 12-31-18	-	-	823,940
Total overdue	-	-	1,053,921

Non-due
From 01-01-19 to 03-31-19	3,321,706	338,073	4,530,803
From 04-01-19 to 06-30-19	-	2,300	63,313
From 07-01-19 to 09-30-19	-	2,300	-
From 10-01-19 to 12-31-19	-	1,894	-
During 2020	-	5,161	8,505
During 2021	-	4,683	-
During 2022	-	2,940	-
During 2023	-	688	-
From 2024 onwards	-	-	-
Total non-due	3,321,706	358,039	4,602,621
Total with specified maturity	3,321,706	358,039	5,656,542
Total	25,605,137	358,039	5,657,260

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

1.5          Liquidity risk

This risk implies the difficulties that TGS may have in fulfilling its commercial and financial obligations. To this purpose, the expected flow of funds is regularly monitored.

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

The tables below include a detail of the maturities of the obligations corresponding to financial liabilities corresponding to: trade payables, payroll payables, other payables and loans as of December 31, 2019 and 2018. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statement of financial position. These tables are made based on available information at the end of each year and may not reflect the actual amounts in the future. Therefore, the amounts disclosed are provided for illustrative purposes only:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

December 31, 2019
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2018	-	130,829	-
From 01-01-19 to 03-31-19	-	311	-
From 04-01-19 to 06-30-19	-	311	-
From 07-01-19 to 09-30-19	-	311	-
From 10-01-19 to 12-31-19	-	311	90,363
Total overdue	-	132,073	90,363

Non-due
From 01-01-20 to 03-31-20	1,027,502	3,745,057	111,994
From 04-01-20 to 06-30-20	1,010,644	32,769	111,994
From 07-01-20 to 09-30-20	-	-	111,994
From 10-01-20 to 12-31-20	1,010,644	-	111,994
During 2021	2,021,288	-	448,037
During 2022	2,021,288	-	448,037
During 2023	2,021,288	-	448,037
During 2024	2,021,288	-	448,037
From 2025 onwards	30,955,641	-	715,686
Total non-due	42,089,583	3,777,826	2,955,810
Total with specified maturity	42,089,583	3,909,899	3,046,173
Total	42,089,583	3,909,899	3,046,173

December 31, 2018
	Loans	Other financial liabilities	Financial leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2017	-	159,366	-
From 01-01-18 to 03-31-18	-	478	-
From 04-01-18 to 06-30-18	-	478	-
From 07-01-18 to 09-30-18	-	478	-
From 10-01-18 to 12-31-18	-	478	87,517
Total overdue	-	161,278	87,517

Non-due
From 01-01-19 to 03-31-19	-	5,157,610	108,450
From 04-01-19 to 06-30-19	978,663	33,442	108,450
From 07-01-19 to 09-30-19	-	-	108,450
From 10-01-19 to 12-31-19	978,663	-	108,450
During 2020	1,957,325	-	433,860
During 2021	1,957,325	-	433,860
During 2022	1,957,325	-	433,860
During 2023	1,957,325	-	433,860
From 2024 onwards	31,933,396	-	1,126,898
Total non-due	41,720,022	5,191,052	3,296,138
Total with specified maturity	41,720,022	5,352,330	3,383,655
Total	41,720,022	5,352,330	3,383,655

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

During the year ended December 31, 2019 and 2018, the gearing ratio was as follows:

	2019	2018
Total debt (Note 13)	33,582,804	31,684,940
Total Equity	48,083,469	47,603,906
Total Capital	81,666,273	79,288,846
Gearing Ratio	0.41	0.4

2.	FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

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

The categories of financial assets and liabilities as of December 31, 2019 and 2018 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	December 31, 2019
	Financial assets at fair value	Financial assets at amortizef cost	Total
CURRENT ASSETS
Trade receivables	-	6,473,759	6,473,759
Other receivables	-	473,216	473,216
Derivative financial instruments	274,024	-	274,024
Other financial assets at amortized cost	-	1,043,960	1,043,960
Cash and cash equivalents	1,029,644	8,735,557	9,765,201
Total current assets	1,303,668	16,726,492	18,030,160

NON-CURRENT ASSETS
Other receivables	-	7,603	7,603
Other financial assets at amortized cost	-	5,403	5,403
Total non-current assets	-	13,006	13,006
Total assets	1,303,668	16,739,498	18,043,166

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	4,113,571	4,113,571
Loans	-	1,722,087	1,722,087
Payroll and social security taxes payables	-	533,497	533,497
Other payables	-	287,659	287,659

NON-CURRENT LIABILITIES
Loans	-	31,860,717	31,860,717
Total non-current liabilities	-	31,860,717	31,860,717
Total liabilities	-	38,517,531	38,517,531

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2018
	Financial assets at fair value	Financial assets at amortirzed cost	Total
CURRENT ASSETS
Trade receivables	-	4,791,109	4,791,109
Other receivables	-	652,771	652,771
Derivative financial instruments	335,773	-	335,773
Other financial assets at amortized cost	-	8,790	8,790
Cash and cash equivalents	3,324,575	22,280,562	25,605,137
Total current assets	3,660,348	27,733,232	31,393,580

NON-CURRENT ASSETS
Other receivables	-	9,521	9,521
Other financial assets at amortized cost	-	13,476	13,476
Total non-current assets	-	22,997	22,997
Total assets	3,660,348	27,756,229	31,416,577

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	4,756,554	4,756,554
Loans	-	681,225	681,225
Payroll and social security taxes payables	-	475,882	475,882
Other payables	-	124,103	124,103
Total current liabilities	-	6,037,764	6,037,764

NON-CURRENT LIABILITIES
Loans	-	31,003,715	31,003,715
Total non-current liabilities	-	31,003,715	31,003,715
Total liabilities	-	37,041,479	37,041,479

2.2          Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs. These levels are:

•
Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BYMA. The mutual funds mainly carry out their placements in bonds issued by the Central Bank of the Argentine Republic (“BCRA”).

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
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•	Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

During 2019 and 2018, there were neither transfers between the different hierarchies of fair values nor reclassifications between financial instruments categories.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2019 and 2018:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	1,029,644	-	-	1,029,644
Derivative financial instruments	-	274,024	-	274,024
Total	1,029,644	274,024	-	1,303,668

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	3,324,575	-	-	3,324,575
Derivative financial instruments	-	335,773	-	335,773
Total	3,324,575	335,773	-	3,660,348

The fair value of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2019, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The following table reflects the carrying amount and estimated fair value of the 2018 Notes as of December 31, 2019, based on their quoted market price:

	As of December 31, 2019
	Carrying amount	Fair value
2018 Notes	30,184,039	26,266,856

17.	REGULATORY FRAMEWORK

a)	General framework of the natural gas transportation segment:

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

Between July 2003 and March 2018, the Company received a series of temporary tariff increases under the framework of the Integral Tariff Review (“RTI” for its acronym in Spanish) process initiated after the Public Emergency Law was passed.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On March 27, 2018, the Executive Branch of the Argentine Government issued the Decree No. 250/2018 (the “Decree 250”) ratifying the 2017 Integral Agreement. This decree represents the conclusion of the RTI process and the completion of the 2017 Transitional Agreement, and thus, the final renegotiation of the license after seventeen years of negotiations.

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

•
The Five-Year Investment Plan was approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service. The Five-Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543, expressed in December 31, 2016 currency terms.

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

As it is mentioned above the tariff increase was granted in 3 installments according to the following resolutions:

•	Effective as of April 1, 2017, 64.2% of the tariff for the natural gas transport service, the CAU not being adjusted, in accordance with the provisions of Resolution No. 4362/2017 (“Resolution 4362”).

•	Effective as of December 1, 2017, after the issuance of Resolution 120, 81.1% on the tariff for the natural gas transport service and 29.7% on the CAU, which includes the first adjustment by WPI.

•	Effective as of April 1, 2018, an increase of 50% over the tariff for the natural gas transport service and the CAU within the framework of the provisions of Resolution No. 310/2018 issued by ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Semiannual tariff increase

This increase is granted within the framework of the semi-annual tariff adjustment of the natural gas transportation service in accordance with the provisions of the RTI process.

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

It is noteworthy that ENARGAS supported the determination of the aforementioned tariff increase in the provisions of Resolution 4362, which, among other issues, provided that under certain circumstances and macroeconomic conditions, such as the significant devaluation occurred after April 2018, ENARGAS may use other indexes than the WPI to determine the tariff increase. TGS notified ENARGAS its disagreement with respect to the methodology for calculating the semi-annual adjustment.

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 (“Resolution 192”) that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by TGS in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index (“WPI”) between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to TGS tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020.

The deferral also meant that the Company reviewed and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan. As of the date of the issuance of these Consolidated Financial Statements, TGS made the proposal to ENARGAS and the corresponding approval resolution have not yet been issued.

Nevertheless, the Solidarity Law establishes that natural gas transportation and distribution tariffs will remain unadjusted for a maximum period of 180 days from December 23, 2019. In this sense, the Executive Branch is authorized to renegotiate them, either within the framework of the current RTI or through an extraordinary review in accordance with the provisions of the Natural Gas Law.

At the date of issuance of these financial statements, the administrative steps to normalize the Company’s tariff situation have not occurred.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Deferral of collections

On June 21, 2019, the Secretary of Energy issued Resolution N° 336/2019, which ordered the deferral of payment of 22% of the invoices issued between July 1, 2019 and October 31, 2019 corresponding to residential natural gas users.

The deferrals are recovered from the invoices issued from December 1, 2019 in five consecutive monthly installments in equal amount. As compensation, the National Government will pay the licensees, as a subsidy, an economic compensation for the financial cost involved in the deferral.

On August 22, 2019, the SE issued Resolution No. 488/2019 establishing the procedure for the calculation to be carried out by the distribution and sub-distribution companies of natural gas of the deferral provided by Resolution 336. Likewise, this resolution instructs the Undersecretariat of Hydrocarbons and Fuels of the Secretariat of Non-renewable Resources and Fuel Market of the SE to implement the procedure by which the compensation mentioned above will be calculated and paid. As of the date of the issuance of these consolidated financial statements, the regulations for the calculation and payment methodology of the economic compensation mentioned above were not issued.

As of December 31, 2019, the Company has trade receivables with natural gas distribution companies for Ps. 1,206,030 for such concepts.

b)          General Framework for non-regulated segments

Domestic market

The Production and Commercialization of Liquids segment is not subject to regulation by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, over recent years, the Argentine Government enacted regulations which significantly impacted on it.

In April 2005, the Argentine Government enacted Law No. 26,020 which sets forth the regulatory framework for the industry and commercialization of LPG. Among other things, the Law No. 26,020 creates the framework through which the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) establishes regulations meant to cause LPG suppliers to guarantee sufficient supply of LPG in the domestic market at low prices. Law No. 26,020 creates a price regime pursuant to which the SRH periodically publish reference prices for LPG sold in the domestic market. It also sets forth LPG volumes to be sold in the domestic market.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Within the framework of the Households with Bottles Program, a maximum reference price was determined for the members of the commercialization chain in order to guarantee the supply to low-income residential users, forcing producers to supply with LPG at a certain price and at a certain quantity defined for each of them. Additionally, the payment of compensation to the participating producers of the Households with Bottles Program was established.

The current price of butane and propane marketed under this program, after successive modifications and according to Provision No. 104/2019 issued by the SHR and Fuels, is $ 9,895 and $ 9,656 per ton, respectively. No compensation has been set for these products.

In this context, the Company has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

In addition, the Company is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks (“Propane for Networks Agreement”) entered into with the Argentine Government by which it undertakes to supply propane to the domestic market at a lower price to the market. In compensation, the Company receives an economic compensation calculated as the difference between the sales price and the export parity determined by the ex-MINEM.

On March 31, 2017, the MINEM issued Resolutions No. 74 and 474-E/2017 (“Resolution 474”) that stipulate increases in the price of undiluted propane gas destined to the Propane for Networks Agreement as of April 1 and December 1, 2017, respectively. From those dates onwards, the price of undiluted propane gas has been set at Ps. 1,267/ton and Ps. 2,832/ton (in accordance with Resolution 74) and Ps. 1,941.20/ton and Ps. 3,694/ton (in accordance with Resolution 474), respectively, depending on the client to whom the undiluted propane gas is delivered.

Finally, in May 2018, the Company signed the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2018 - December 31, 2019 is established. Additionally, this last extension set the price for which the propane destined for this program was marketed to the client. At the date of issuance of these Financial Statements, a new agreement has not been concluded. Notwithstanding the foregoing, on January 14, 2020 TGS received the instruction issued by the Ministry of Energy to continue with propane deliveries in accordance with the conditions of the sixteenth extension of the Propane Agreement for Networks.

During 2019 and 2018, the Company received the amount of Ps. 468,494 and Ps. 625,678, for subsidies for the programs mentioned above, respectively.

As mentioned earlier, participation in the Households with Bottles Program implies economic and financial damages for the Company, because under certain circumstances the sale of the products would be carried out at prices that are below the production costs.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2019, the Argentine Government owes the Company Ps. 143,829 for these concepts.

Foreign market

On September 3, 2018, the Executive Branch issued Decree No. 793/2018, which, between September 4, 2018 and December 31, 2020, sets an export duty of 12% on the exported amount of propane, butane and natural gasoline. This withholding is capped at $4 for each dollar of the tax base or the official FOB price.

Subsequently, on the occasion of the enactment of the Solidarity Law, an 8% cap was established for the rate applicable to hydrocarbons as of December 23, 2019.

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

The payment of the natural gas processing tariff charge was selectively subsidized from 2008 according to the destination of the natural gas. In November 2011, however, ENARGAS issued Resolution No. 1,982/11 and 1,991/11 (the “Subsidy Beneficiaries Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a cost increase for many of our clients and for us (for certain of our consumption for our own account). The natural gas processing tariff charge increased from Ps. 0.0492 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and ex MPFIPyS as defendants.

For further information regarding the legal action filed the Company, see Note 20.b).

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

(ii)	to obtain the new License, without payment, in the event that any bid submitted in the New Bidding exceeds the appraised value;

(iii)	to match the best bid submitted by third parties in the New Bidding, if it would be higher than its bid mentioned in (i) paying the difference between both values to obtain the new License;

(iv)	if the Company is unwilling to match the best bid made by a third party, to receive the appraisal value mentioned in (i) as compensation for the transfer of the Essential Assets to the new licensee.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FORREIGN CURRENCY

The balances in foreign currency as of December 31, 2019 and 2018 are detailed below:

	2019					2018
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency

CURRENT ASSETS

Cash and cash equivalents	US$	143,920	59.690	(1)	8,590,585	US$	361,017	20,826,043

Derivative financial instruments	US$	4,591	59.690	(1)	274,024	US$	5,821	335,773

Other financial assets at amortized cost	US$	17,433	59.690	(1)	1,040,605		-	-

Trade receivables	US$	43,091	59.690	(1)	2,572,102	US$	30,380	1,752,536

Other receivables	US$	325	59.690	(1)	19,399	US$	1,693	97,665

Total current assets	US$	209,360			12,496,715	US$	398,911	23,012,017

CURRENT LIABILITIES

Trade payables	US$	59,595	59.890	(2)	3,569,145	US$	42,184	2,446,454

Loans	US$	28,754	59.890	(2)	1,722,087	US$	11,746	681,225

Contract liabilities	US$	990	59.890	(2)	59,283		-	-

Total current liabilities	US$	89,339			5,350,515	US$	53,930	3,127,679

NON CURRENT LIABILITIES

Loans	US$	531,987	59.890	(2)	31,860,717	US$	534,595	31,003,715

Contract liabilities	US$	13,692	59.890	(2)	820,025		-	-

Total non current liabilities	US$	545,679			32,680,742	US$	534,595	31,003,715

TOTAL LIABILITIES	US$	635,018			38,031,257	US$	588,525	34,131,394
(1) Buy exchange rate at the end of fiscal year
(2) Sell exchange rate at the end of fiscal year

US$: United States of America dollars

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2019 and 2018, TGS’ common stock was as follows:

Common Stock structure as of December 31, 2018
Shares Class	Amount of common stock, subscribed, issued, paid in, and authorized for
	public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstandings shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	375,701,909	13,600,780	389,302,689
Total	780,894,503	13,600,780	794,495,283

Common Stock structure as of December 31, 2019
Shares Class	Amount of common stock, subscribed, issued, paid in, and authorized for
	public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstandings shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	379,415,934	9,886,755	389,302,689
Total	784,608,528	9,886,755	794,495,283

TGS’s shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADS”) (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)	Acquisition of treasury shares

During fiscal year 2018, the Board of Directors of the Company approved two programs for the acquisition of treasury shares, on May 9 and September 6, which were executed in accordance with the conditions established therein. For the definition of these programs, the Board of Directors considered the solid cash position and investments that the Company has. This program was approved by virtue of the distortion evidenced between the economic value of the Company, measured by its current businesses and derivatives of projects under development, and the price of the price of their shares in the market.

Subsequently, on March 27, 2019, the Board of Directors of the Company approved a third Program for the acquisition of treasury shares in the markets where TGS makes a public offering (the “Third Share Repurchase Program”) for a maximum amount to be invested in Ps. 1,500 million (at the moment of its creation).

On August 26, 2019, after concluding the Third Buy Program, the Board of Directors of the Company approved a new program for the acquisition of treasury shares for a total of Ps. 3,200 million (at the moment of its creation).

As mentioned in “c. Distribution of dividends”, the treasury shares acquired as of October 31, 2019 were used to pay a dividend in shares.

Finally, on November 19, 2019, a fifth program of acquisition of treasury shares was approved (the “Fifth Share Repurchase Program”) for a total of Ps. 4,000 million (at the time of its creation). This program is valid for 120 days from its creation.

As of December 31, 2019, the Company has 9,886,755 treasury shares, representing 1.24% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 730,764 which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

c)	Dividends distribution

Cash dividends

During the year ended December 31, 2019, the Company paid dividends as follows:

•	The Ordinary General Shareholders´ Meeting of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 9,185,584 (Ps. 11,7671 per share).

•	The Board of Directors of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 318,732 (Ps. 0,4083 per share).

•
On October 31, 2019, the Board of Directors of the Company approved, together with the distribution mentioned below, to make available to the shareholders as of November 13, 2019 a cash dividend amounting to Ps. 256,338 (Ps. 0,3351 per share). This dividend was compensated -in the corresponding cases- with the withholding of income tax by virtue of the distribution of treasury shares (article 46 of the Income Tax Law and article 66.2 of the Regulatory Decree), in the case that it should be done.

Treasury shares distribution

On October 17, 2019, the Ordinary and Extraordinary General Shareholders´ Meeting of the Company decided to distribute among all shareholders in proportion to their holdings, in the terms provided in Article 67 of Law No. 26,831 all of the treasury shares in the portfolio for 29,444,795 class B shares and also delegated to the Board of Directors the broadest powers to effect the distribution of the shares indicated in accordance with current regulations, including the determination of the timing of such payment.

Subsequently, on October 31, 2019, the Board of Directors of TGS decided to make available to shareholders, as of November 13, 2019, the treasury shares, making it known that said distribution constitutes 0.0385 shares per ordinary share and 0.192 shares per ADR, both outstanding, representing approximately 3.706% of the share capital of TGS, which amounts to Ps. 794,495.

The market value of these shares amounted to Ps. 3,228,002 being its acquisition cost of Ps. 4,045,739. This transaction was accounted for as an equity transaction generating a decrease of Ps. 791,712, which was charged to the heading “Additional paid-up capital” of the shareholders´ equity of the Company.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

d)	Restrictions on distribution of retained earnings

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

The General Shareholders´ Meeting held on April 11, 2019, which decided to create the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” and delegated to the Board of Directors of the Company the decision of the distribution of dividends, provided as maximum limit for such distribution up to 80% of said reserve restated according to the General Resolution N° 777/2018 of the CNV.

The Company has access to the foreign exchange market to pay dividends to non-resident shareholders, without the prior consent of the BCRA only to the extent that the total amount of transfers executed through the exchange market regulated by the BCRA for payment of dividends to non-resident shareholders may not exceed 30% of the total value of any new capital contributions made in the Company that had been entered and settled through such exchange market. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the related shareholders’ meeting.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the additional paid-up capital.

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

As of December 31, 2019 and 2018, the Company recorded a provision of Ps. 515.1 million and Ps. 474.4 million, respectively, in respect of this contingency under the line item “Provisions.” Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

On March 26, 2019, TGS was notified of the judgment of first instance issued by the Federal Contentious-Administrative Court No. 1 in its claim initiated by which TGS requested the unconstitutionality of Decree No. 2,067/08; Resolutions and of any other rule or act issued or to be issued, that is caused by the mentioned rules (the “Cause”).

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence”).

The Judgment was appealed by the National Government on March 29, 2019, and the appeal was granted on April 3, 2019, which has not been resolved as of the closing date of the year.

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by TGS, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, effective date of Resolution 28.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
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

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by TGS amounted to Ps. 433.3 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by TGS.

On May 7, 2019, the National Court of Appeals for Federal Administrative Disputes made the appeal filed by TGS and revoked the judgment of first instance, with costs to the defeated defendant. On May 23, 2019, the Treasury filed an Extraordinary Appeal - which was granted on September 26, 2019 in relation to the interpretation of the federal norms at stake in the case, but was denied as to the arbitrariness of judgment - and then Complaint Appeal. As of the date of issuance of these financial statements, the case is being resolved by the Supreme Court of Justice of the Nation.

At December 31, 2019 and 2018 there are no account receivables booked per this recovery action.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of TGS to act as withholding and collection agent during 2009 and 2010. The Company’s Management considers that it has sufficient arguments to assert its defense so at December 31, 2019 and 2018 it has no recorded any provision for this concept.

e)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. TGS’ management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date.

f)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2019 and 2018, the total amount of these provisions amounted Ps. 74.0 million and Ps. 91.9 million, respectively.

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

The Ordinary and Extraordinary General Shareholders´ Meeting held on October 17, 2019 ratified the proposal approved by the Board of Directors at its meeting on September 17, 2019 made to Pampa Energía that implies an extension in the contract and a modification in the determination of the remuneration received by Pampa Energía.

Such modifications, without implying a modification in the scope of the tasks performed, will mean a progressive reduction over the years in the remuneration that Pampa Energía will receive in its role of Technical Operator.

According to the modifications made, TGS will pay Pampa Energía the greater of: (i) an annual fixed sum of US$ 0.5 million or (ii) the variable compensation that arises from applying to comprehensive income before results and income taxes for the year but after deducting also the above fixed amount) the following scheme:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

From 12/28/2019 to 12/27/2020: 6.5%
•          From 12/28/2020 to 12/27/2021: 6%
•          From 12/28/2021 to 12/27/2022: 5.5%
•          From 12/28/2022 to 12/27/2023: 5%
•          From 12/28/2023 to 12/27/2024 and onwards: 4.5%

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

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2019, 2018 and 2017 were Ps. 142,116, Ps. 128,942 and Ps. 79,094, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2019, 2018 and 2017 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2019		2018
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	37	-	-	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía (1)	210,126	2,489,507	141,040	2,846,676
Associate which exercises significant influence on the controlling shareholder:
Link	668	-	9,971	-
EGS	-	-	-	-
TGU	-	9,534	-	9,232
Other related companies:
SACDE Sociedad Argentina de Construcción (2)	23,344	-	329,429	-
Pampa Comercializadora S.A.	43,843	-	10,942	-
CT Barragán S.A.	8,131	-	-	-
Oleoductos del Valle S.A.	3,348	-	4,816	-
Central Piedra Buena S.A.	13,304	-	39,170	-
Transener S.A.	-	-	140	-
Total	302,801	2,499,041	535,508	2,855,908

(1) Accounts payable includes Ps. 2,377,438 and Ps. 2,546,556 corresponding to the financial leasing recorded as “Loans” as of December 31, 2019 and 2018, respectively.
(2) Corresponds to advance payments delivered to the supplier recorded as “Other credits”.

The detail of significant transactions with related parties for the years ended December 31, 2019, 2018 and 2017 is as follows:

Year ended December 31, 2019:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	146	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	803,610	269,511	268,991	575,857	1,144,777	-	194,944
Associates with significant influence:
Link	-	-	14,073	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	5,469	-	-	-	-	-	-
Pampa Comercializadora S.A.	52,051	-	-	-	-	-	-
Central Piedra Buena S.A.	121,367	-	-	-	-	-	-
Experta ART	-	-	-	20,080	-	-	-
Total	982,497	269,511	283,064	595,937	1,144,777	146	194,944

Additionally, during the year ended December 31, 2019, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 1,726,356, which are capitalised within the facilities related to the Vaca Muerta Projects.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2018:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	225	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	676,180	2,035	355,245	949,283	2,026,244	-	193,009
Associates with significant influence:
Link	-	-	13,213	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	9,459	-	12,733	-	-	-	-
Transener S.A.	-	-	18,481	-	-	-	-
Petrolera Entre Lomas S.A.	-	-	-	3,103	-	-	-
Pampa Comercializadora S.A.	41,333	-	-	-	-	-	-
Central Térmica Piedrabuena S.A.	103,337	-	-	-	-	-	-
Experta ART	-	-	-	18,321	-	-	-
Total	830,309	2,035	399,672	970,707	2,026,244	225	193,009

Additionally, during 2018, the Company received from SACDE S.A. Construcciones engineering services for Ps 263,580 which are capitalized in the caption Work in progress.

Year ended December 31, 2017:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	238	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	68,736	143,945	178,731	349,268	887,901	-	165,726
Jointly control entity:
UT	-	-	-	-	-	3,253	-
Associates with significant influence:
Link	-	-	11,516	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	11,476	-	2,616	-	-	-	-
Refinor S.A.	-	-	-	8,230	-	-	-
Petrolera Pampa S.A.	-	-	-	62,062	-	-	-
Petrolera Entre Lomas S.A.	-	-	-	27,384	-	-	-
Pampa Comercializadora S.A.	16,575	-	-	-	-	-	-
Central Piedra Buena S.A.	20,245	-	-	-	-	-	-
Central Térmica Loma La Lata S.A.	-	-	598	-	-	-	-
Experta ART	-	-	-	18,381	-	-	-
Total	117,032	143,945	193,462	465,325	887,901	3,491	165,726

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

22.	CONTRACTUAL OBLIGATIONS

As of December 31, 2019, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	Less than one year	1-2 years	3-5 years	More than 5 years
Financial indebtedness (1)	42,089,583	-	3,048,790	6,063,863	32,976,930	-
Purchase obligations (2)	7,358,968	-	842,255	6,516,713	-	-
Financial Leases	3,046,173	90,363	447,976	896,074	896,074	715,686
Total	52,494,724	90,363	4,339,021	13,476,650	33,873,004	715,686

(1) Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2) Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2019 (US$ 1.00 = Ps. 59.89). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

For further information, see Note 17.a).

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

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of “Expansion of the System of Transportation and Distribution of Natural Gas” in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the “Work”).

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of December 31, 2019, works are in progress.

24.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on April 29, 2020.

There are no subsequent events between the closing date of the annual period and the approval (issuance) of these financial statements, other than the ones already disclosed and those mentioned below:

Buyback program

On March 6, 2020, the Board of Directors of the Company approved a sixth treasury shares repurchase program for a maximum amount of up Ps. 2,500,000 stated at its original value and for the term of 180 calendar days.

As of April 24, 2020, the Company held 30,856,815 treasury shares, representing 3.88% of the total common stock.

Coronavirus (Covid-19) outbreak

During the first quarter of 2020 the spread of the Covid-19 has impacted several countries with increasing severity. In March 2020, the World Health Organization declared Covid-19 a global pandemic. During this period countries and organizations have taken considerable measures to mitigate risk for communities, employees and business operations. This situation and the measures adopted have created macro-economic uncertainties with regards, among others, to international prices and demand for oil, natural gas and LPG products.

Regarding the Argentine energy situation, given the compulsory social quarantine as from March 20, 2020, allowing circulation only of those people linked to the provision / production of essential products and services, the demand for hydrocarbons has decreased significantly and it is uncertain how it will evolve in the near future. Current well-head natural gas prices have shown a sustained downward trend, compared to the prices of the end of 2019, as well as industrial and commercial gas consumption. Local oil prices, which use international values as a reference, have fallen sharply and their future is uncertain. The Argentine Government stated that this quarantine could be extendable in light of the outbreak situation.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2019 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In view of these circumstances, the Company has adopted a series of short-term measures aimed at guaranteeing the continuity of its operations, the health of its employees, and preserving its financial situation.

Although there are negative effects in the short term: (i) in the Production and Commercialization of Liquids segment, as this business is suffering the sharp reduction of the international prices of propane, butane and natural gasoline, and (ii) certain delays in collections of receivables in the Natural Gas Transportation segment; they are not currently expected to affect business continuity. Given the current financial position of the Company, although there are negative economic impacts in the short term, it is estimated that the Company will be able to continue meeting its financial commitments during the year 2020.

The Company is in process of adapting its business projections as new information arises.

The estimated values in use of our PPE are sensitive to the significant variation of the assumptions applied, including the determination of future tariffs by the Argentine Government on the Natural Gas Transportation business segment, and the expectation of the development of Vaca Muerta gas fields on our Other Services business segment.

In the Natural Gas Transportation segment, a less favorable scenario is being considered taking into account the current regulatory framework and the measures taken by the Argentine Government subsequent to year-end, which implied that the current tariffs would not be adjusted in line with the estimated future inflation during 2020.

In the Production and Commercialization of Liquids segment, we are considering the current drop of future international liquid prices based on available public information.

In any case, we cannot assure with certainty that actual cash flows will be in line with the assumptions applied. Therefore, significant differences could arise in the future in relation to the estimated values in use.

The full extent, consequences, and duration of the Covid-19 pandemic and the resulting operational and economic impact for TGS cannot be reasonably predicted at the time of issuance of these Financial Statements, but could impact our earnings, cash flow and financial condition which will depend on the severity of the health emergency and the success of the measures taken and those that will be taken in the future. The Company will continue to monitor events that may have an impact on its business or the recoverability of assets which would be recognized as they arise.

Annual Ordinary Shareholders’ Meeting

On April 21, 2020, the Annual Ordinary Shareholders’ Meeting (the “2020 Shareholders´ Meeting”) approved the increase in the legal reserve of Ps. 690,192 and the allocation of Ps. 19,756,710 to the reserve for capital expenditures, acquisition of treasury shares and/or dividends (the “Reserve”). The Board of Directors can release the Reserve to TGS’ shareholders in the form of dividend payments.

It is noteworthy that the above mentioned decisions made by the 2020 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states accumulated results have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2020 Shareholders’ Meeting, TGS used the inflation rate as of March 31, 2020.