Form 20-F
period 2020-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2021-04-28
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2020

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

Leandro Pérez Castaño
(54-11)-4865-9077
inversores@tgs.com.ar
(Name, telephone, email and/or facsimile number of our contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares (“ADS”), representing Class “B” Shares	TGS	New York Stock Exchange
Class “B” Shares, par value Ps.1.00 per share	n/a	New York Stock Exchange*

*Not for trading, but only in connection with the registration of American Depositary Shares related to the issuer’s American Depositary Receipts ("ADRs") program, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class “A” Shares, par value Ps.1.00 each	405,192,594
Class “B” Shares, par value Ps.1.00 each	347,568,464
Total(1)	752,761,058

(1) Excludes 41,734,225 treasury shares, representing 5.25% of the total shares not deemed outstanding under Argentine law.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Securities Exchange Act of 1934. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Financial Statements and Basis of Preparation

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2020 and 2019, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2020, 2019 and 2018 (our “Financial Statements”). Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as in effect on the date of preparation of the Financial Statements. IFRS have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).

At our shareholders’ meeting held on April 26, 2017, as a result of a proposal made by Compañía de Inversiones de Energía S.A. (“CIESA,” our controlling shareholder), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal year ended December 31, 2017, even though there is currently no legal requirement in Argentina for a joint audit. As a result, our Financial Statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”) member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited. (“EY”). The joint report of PwC and EY, dated April 27, 2021, is included elsewhere in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in their reports appearing herein.

International Accounting Standard 29 (“IAS 29”) “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether such financial statements are based on the historical cost method or the current cost method. This requirement also comprises the restatement of comparative information of the financial statements to be presented in the current currency as of December 31, 2020, without modifying the statutory decisions made based on the financial information corresponding to those fiscal years.

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

The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Centre for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for its November 10, 2020 meeting states that in the view of the IPTF, Argentina had three-year cumulative inflation rates exceeding 100%.

Inflation in Argentina significantly increased during 2020, 2019 and 2018, which resulted in an accumulated inflation rate for each of the three-year periods ended December 31, 2020, 2019 and 2018, in excess of 100%. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as from July 1, 2018.

The Financial Statements and the other financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2020 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2019, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2019 and 2018, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported and supersede any previously disclosed consolidated financial statements relating to such periods.

In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the Instituto Nacional de Estadística y Censos (“INDEC”), similar to the criteria adopted by the accounting profession and corporate regulatory bodies in Argentina. In order to restate the financial statements referred in the immediately preceeding paragraph, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2019 (base month December 2018) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. According to FACPCE, inflation was 36.1%, 53.8% and 47.6% % in the years ended December 31, 2020, 2019 and 2018, respectively.

For more information, see note 4(d) to the Financial Statements and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Consolidated Results of Operations—Effects of inflation and restatement of Financial Statements.” Also, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics could negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.”

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2020, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”), without any independent verification by us. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.” As a result of fluctuations in the peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS SUMMARY

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

Forward-looking statements include, but are not limited to, the following:

•
statements regarding changes in general economic, business, political or other conditions in Argentina and globally, including changes from actions taken by the Government and changes due to natural and human-induced disasters (including the current COVID-19 virus (“COVID”) pandemic), and the impact of the foregoing;

•
estimates relating to future energy demand (including demand for fossil fuels), tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (also referred to as liquid petroleum gas or “LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services respectively produced and provided in our other nonregulated businesses;

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

•
estimates of our future level of capital expenditures and delays in such capital expenditures, including those required by ENARGAS or other governmental authorities for the expansion of our pipeline system or other purposes, and unscheduled and unexpected expenditures for the repair and maintenance of our fixed or capital assets;

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

The following important risk factors could materially and adversely affect our business, financial condition and results of operation, and our ability to meet our financial obligations. Consequently, such risk factors may cause historical results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements. The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed under “Item 3. Key Information—D. Risk Factors” in this Annual Report for a more thorough description of these and other risks.

•
risks and uncertainties resulting from Government regulations and other actions of or involvement by the Government that have affected or may affect our business, financial condition or results of operations, such as the prohibition on tariff increases (or tariff reductions) for our natural gas transportation segment, restrictions on payments outside of Argentina and exchange controls;

•
risks and uncertainties resulting from general economic, business, political or other conditions in Argentina and globally, as well as disruptions to commercial activities due to natural and human-induced disasters, such as weather conditions, earthquakes, terrorist activities, social unrest and violence, armed conflicts and health epidemics and pandemics, including the current COVID pandemic, all of which may negatively impact demand for our services or could create a regulatory response from the Government;

•
risks and uncertainties related to changes in the peso/U.S. dollar exchange rate and the Argentine domestic inflation rate, which may materially adversely affect our revenues, expenses and the comparability of our historical financial information;

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

v

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

The following table presents our selected financial data for each of the five years in the period ended December 31, 2020. The selected consolidated statement of comprehensive income and consolidated statement of cash flow data for each of the three years in the period ended December 31, 2020, and the selected consolidated statement of financial position as of December 31, 2020, and 2019 are derived from our Financial Statements included elsewhere in this Annual Report.

The selected consolidated statement of comprehensive income data for the year ended December 31, 2017 and 2016 and the selected consolidated statement of financial position data as of December 31, 2018 and 2017 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina and superseded any previously disclosed consolidated financial information data relating to such periods.

This information should be read in conjunction with and is qualified in its entirety by reference to our Financial Statements and the notes related thereto, and the discussion in “Presentation of Financial and Other Information” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report.

		For the year ended December 31,
	2020	2019(3)	2018(3)	2017(3)	2016(3)
		(in thousands of pesos)(1)
Consolidated Statement of Comprehensive Income Data:
Revenues	55,871,438	66,111,903	71,336,882	41,787,793	30,671,848
Gas transportation net revenues	23,501,610	30,795,577	32,381,937	15,615,086	8,716,868
Liquids production and commercialization net revenues	27,596,696	31,500,457	34,822,547	23,401,470	19,696,302
Other services (midstream and telecommunications) net revenues	4,773,132	3,815,869	4,132,398	2,771,237	2,258,679
Operating profit	20,640,970	26,899,485	29,858,321	12,994,649	6,100,264
Net financial results	(12,971,658)	(3,944,565)	(5,960,872)	(1,106,502)	(1,485,547)
Net income before income tax	7,690,622	22,911,548	23,935,579	11,933,469	4,625,375
Net income and total comprehensive income for the year	3,286,199	17,432,963	23,907,996	12,044,628	2,316,895
Net income and total comprehensive for the year attributable to:
Owners of the Company	3,286,190	17,432,945	23,907,988	12,044,624	2,316,891
Non-controlling interest	9	18	8	4	4
Per Share Data:(2)
Net income per share	4.31	22.46	30.32	15.17	2.72
Net income per ADS	21.55	112.31	151.60	75.85	13.60

(1)	Except per share and per ADS amounts or as otherwise indicated.
(2)	Net income per share and ADS under IFRS has been calculated using the weighted average shares outstanding. Each ADS represents five shares.
(3)	Comparatives figures as of December 31, 2019, 2018, 2017 and 2016 have been restated for hyperinflation accounting and are presented in terms of Current Currency.

The summary financial data as of December 31, 2016 has not been presented as it is not required by CNV.

	As of December 31,
	2020	2019(3)	2018(3)	2017(3)
	(in thousands of pesos)(1)
Consolidated Statement of Financial Position Data:
Total current assets	15,799,305	28,507,744	48,510,547	22,175,939
Property, plant and equipment, net	98,873,425	101,946,521	81,018,439	71,542,203
Total non-current assets	112,795,061	101,644,461	81,215,704	71,759,847
Total assets	128,594,366	130,152,205	129,726,251	93,935,786
Total current liabilities	8,109,673	10,826,170	14,966,504	14,445,721
Total non-current liabilities	54,458,049	53,864,917	49,951,509	26,547,442
Total liabilities	62,567,722	64,691,087	64,918,013	40,993,163
Non-controlling interest	31	38	22	25
Shareholders’equity	66,026,644	65,461,118	64,808,238	52,942,623
Other Data:
Common stock (nominal value)	752,761	784,608	780,894	794,495
Additions to property, plant and equipment	6,687,083	25,646,624	14,463,972	4,809,817
Depreciation	6,161,233	5,031,234	4,655,763	4,230,905
Impairment charge	3,114,056	-	-	-
Number of outstanding shares(2)	752,761,058	784,608,528	780,894,503	794,495,283

(1)	Except number of outstanding shares or as otherwise indicated.
(2)
Number of ordinary shares outstanding at year-end (excludes 41,734,225 and 9,886,755 treasury shares, representing 5.25% and 1.24% of the total share capital for the years ended on December 31, 2020 and 2019, respectively).

(3)	Comparatives figures as of December 31, 2019, 2018 and 2017 have been restated for hyperinflation accounting and are presented in terms of Current Currency.

Dividends

A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:

	Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps.per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2016(3)	475	7.1	0.60	0.009	0.045
2017	-	-	-	-	-
2018(4)	9,067	114.6	11.41	0.142	0.708
2019(5)(6)	17,683	222.4	22.78	0.286	1.432
2020	-	-	-	-	-

(1)	Stated in Ps.at Current Currency.
(2)	Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date.

(3)
At a General Annual Shareholders’ Meeting held on April 23, 2015, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 518 million. At its meeting held on January 13, 2016, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

(4)
At the General and Special Annual Shareholders’ Meeting held on April 10, 2018, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps. 7,882 million. At its meetings held on July 6, August 8 and September 6, 2018, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

(5)
At the General Annual Shareholders’ Meeting held on April 11, 2019, our shareholders resolved to create a voluntary reserve for capital expenditures, stock buyback and/or dividends in an amount equal to Ps. 12,462 million and a cash dividend payment of Ps. 12,506 million. At its meetings held on April 11 and October 31, 2019, our Board of Directors approved the partial distribution of such reserve to our shareholders in an amount equal to Ps. 783 million the form of a cash dividend.

(6)
Includes the dividend in kind approved by the General and Special Shareholders’ Meeting held on October 17, 2019 and our Board of Directors’ meeting held on October 31, 2019 consisting in 29,444,795 shares (0.052 shares per share or 0.262 per ADS) at a price of Ps. 139.20, calculated by reference to the closing price of our shares in BYMA as of November 12, 2019, the day immediately preceding the date of distribution of such shares to our shareholders.

According to Argentina’s General Companies Act, dividends may be lawfully declared and paid only out of retained earnings reflected in the financial statements that have been approved by shareholders, if losses for prior fiscal years have been absorbed, if the applicable payment has been expressly approved by our shareholders and applicable legal reserves have been created, as described below.

For additional information regarding dividend payment restrictions see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Shares and ADSs—Shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs represented by ADRs. Exchange controls imposed by the Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders’ ability to receive cash dividends in U.S. dollars.”

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

Further, our ability to make dividend payments may be limited by covenants in our existing debt instruments or in debt instruments we enter into in the future, and by our subsidiaries’ ability to generate income and cash flows to pay dividends to us. In particular, under the indenture dated May 2, 2018 (the “2018 Notes Indenture”), entered into with Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our class 2, 6.750% senior notes due 2025 (the “2018 Notes”), we may pay dividends as long as immediately after giving effect to such dividend payment we are able to incur at least U.S.$1.00 (other than “Permitted Indebtedness” as defined in the 2018 Notes Indenture) under the limitation of debt covenant of the 2018 Notes Indenture. To incur debt (other than Permitted Indebtedness), the 2018 Notes Indenture requires that (i) no default exists under the 2018 Notes Indenture at the time of such incurrence and (ii) (a) the Consolidated Coverage Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated adjusted EBITDA to our consolidated interest expense) would be greater than or equal to 2.0:1.0; and (b) the Consolidated Debt Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA) would be less than or equal to 3.50:1.0. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

Moreover, per CNV Rules the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the additional paid-up capital accounts balance as discussed elsewhere herein.

The General Annual Shareholders’ Meeting held on April 26, 2017 (the “2017 Shareholders’ Meeting”), approved the creation of a voluntary reserve for future dividend payments in an aggregate amount of Ps. 3,218 million, which was subsequently increased by Ps. 7,882 million pursuant to a resolution passed by our shareholders at the General and Special Annual Shareholders’ Meeting held on April 10, 2018 (the “2018 Shareholders’ Meeting”). The 2018 Shareholders’ Meeting did not allocate any portion of our net income to the Legal Reserve because as of the date of such meeting it was fully funded. During the year 2018, our Board of Directors resolved to distribute (and we paid) a total amount of Ps. 9,067 million in cash dividends.

The General Annual Shareholders’ Meeting held on April 11, 2019 (the “2019 Shareholders’ Meeting”), approved: (i) to allocate Ps. 1,255 million to the Legal Reserve, (ii) to make a cash dividend payment of Ps. 12,506 million (Ps.16.02 per share), and (iii) to allocate Ps. 12,463 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “2019 Reserve”) and to delegate to the Board of Directors the decision to distribute cash dividends up to an amount equal to 80% of the 2019 Reserve, which will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine such maximum distributable amount, or to allocate such 2019 Reserve to future investments, the restated amount of the stock that has actually been repurchased must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules. Such resolutions were made by the 2019 Shareholders’ Meeting taking into consideration current CNV regulations (Resolution No. 777/2018) which state that accumulated results have to be adjusted for inflation using the rates as of the month before the meeting was held. In case of the 2019 Shareholders’ Meeting, we used the inflation rate as of February 28, 2019.

During the year 2019, our Board of Directors resolved to distribute (and we paid) a total amount of Ps. 783 million (Ps. 1 per share) in cash dividends. In addition, the General and Special Shareholders’ Meeting held on October 31, 2019 resolved to distribute (and we paid) a dividend in kind (of Ps. 4,395 million) in the form of 29,444,795 shares then held in treasury at a price per share of Ps. 139.20, calculated by reference to the closing price of our shares in BYMA as of November 12, 2019, the day immediately preceding the date of distribution of such shares to our shareholders.

The General Annual Shareholders’ Meeting held on April 21, 2020 (the “2020 Shareholders’ Meeting”) approved to allocate Ps. 872 million to the Legal Reserve and to allocate Ps. 24,951 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” and to delegate to the Board of Directors the decision to use it to make investments, distribute dividends or repurchase stock. During 2020 we did not make any dividend payment using the above mentioned reserve.

The General Annual Shareholders’ Meeting held on April 20, 2021 (the “2021 Shareholders’ Meeting”) approved to allocate Ps. 186 million to the Legal Reserve and to allocate Ps. 31,709 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “2021 Reserve”) and to delegate to the Board of Directors the decision to use the 2021 Reserve to make investments, distribute dividends or repurchase stock. The amount of the 2021 Reserve will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine the maximum distributable amount out of the New Reserve, the restated amount of the stock that has actually been repurchased and the additional paid-up capital must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

Under the General Companies Act, during a given fiscal year, interim dividends may be declared by the Board of Directors, in which case the members of the Board of Directors and the members of our Statutory Committee (“Syndics”) are jointly and severally liable for such distribution, if such declaration is not in accordance with the General Companies Act and the By-laws.

Exchange Rate Information

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class “B” shares, par value Ps.1 each (the “Class B Shares”), on the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos (“BYMA”)) and, as a result, would likely affect the market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”) as well. In addition, such fluctuations will affect the U.S. dollar equivalent of peso amounts included in this Annual Report.

Historically, Argentina has been subject to several restrictions imposed on the foreign exchange market. In the receny years, the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or the “BCRA”) issued several communications which introduced several changes to the then existing foreign exchange control regime. For additional information, see “Item 10. Additional Information—D. Exchange Controls.”

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2020	81.3100	78.6900	79.9411	81.3100
December 2020	84.1500	81.4300	82.6383	84.1500
January 2021	87.3300	84.7000	85.9755	87.3300
February 2021	89.8200	87.6000	88.6744	89.8200
March 2021	92.0000	90.0900	91.0659	92.0000
April 2021 (through April 26, 2021)	93.2700	92.2400	92.7156	93.27

Year ended December 31,
2016	16.0300	13.2000	14.7807	15.8900
2017	19.2000	15.1900	16.5717	18.6490
2018	41.2500	18.4100	28.1313	37.7000
2019	60.4000	36.9000	48.2340	59.8900
2020	84.1500	59.8150	70.7795	84.1500

For your convenience and except as we specify otherwise, this Annual Report contains translations of certain peso-denominated amounts to U.S. dollars at the exchange rate reported by Banco Nación on December 31, 2020. These translations should not be construed as representations that the amounts actually represent such U.S. dollar amounts or could be or have been converted into U.S. dollars at the rates indicated, or at any other rates. On April 26, 2021, the reported selling exchange rate per U.S.$1.00 was Ps.93.27.

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (50% of our total consolidated revenues from sales for the year ended December 31, 2020), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

In 2020, 2019 and 2018, the peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. See “D. Risk Factors—Risks Relating to Argentina—Economic volatility in Argentina has adversely affected and may continue to adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations” and “—Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.”

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

The information in this Risk Factors section includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in “Cautionary Statement Regarding Forward-Looking Statements and Risk Factors Summary” above.

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

•	Risks Relating to Argentina

‒	Argentina’s public debt;

‒	high levels of public spending in Argentina;

‒	risks inherent to any investment in a company operating in an emerging market such as Argentina;

‒	economic volatility in Argentina;

‒	the ongoing political instability in Argentina;

‒	the impact of reforms and measures taken or to be taken by the Fernandez administration, including the Solidarity Law;

‒	failure by Argentina to comply with the terms of the agreement with the IMF;

‒	public health threats;

‒	high levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics;

‒	restrictions on transfers of foreign currency;

‒	fluctuations in the value of the peso;

‒	lack of a transparent and rigorous framework for awarding and managing public contracts in Argentina and corruption allegations;

‒	Government intervention in the Argentine economy;

‒	Impact on the Argentine economy of economic developments in other markets;

‒	Argentina’s past default and litigation with holdout bondholders;

‒	a sustained deterioration in the terms of trade given a decline in the global prices for Argentina’s main commodity exports or an increase in the global prices for Argentina’s main commodity imports;

‒	further downgrades in the credit rating or rating outlook of Argentina; and

‒	the Argentine government may mandate salary increases for private sector employees.

•	Risks Relating to Our Business

‒	failure or delay in the implementation of tariff increases and our inability to obtain tariff adjustments reflecting the increase in operating cost;

‒	our operations are subject to extensive regulation;

‒	failure to maintain our relationships with labor unions;

‒	our ability to maintain our License for our regulated business;

‒	our creditors may not be able to enforce their claims against us in Argentina;

‒	the Government's strategies, measures and programs with respect to the natural gas transportation industry;

‒	Government-mandated interruption of contracted firm transportation services;

‒	a significant portion of our revenues is generated under natural gas transportation contracts that must be renegotiated and/or extended periodically;

‒	our business may require substantial capital expenditures;

‒	our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins;

‒	measures taken by the Government on the supply of natural gas to the Cerri Complex;

‒	fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline;

‒	the continued spread of the COVID;

‒	our ethane sales depend on the capacity of PBB Polisur S.R.L. (“PBB”), as the sole purchaser of our ethane production;

‒	the delay in the collection of our sales receivables with customers and/or subsidies owed by the Government for the supply of LPG in the domestic market;

‒	our failure to renew firm transportation contracts;

‒	our Other services business depends significantly on the need of Vaca Muerta fields gas producers to evacuate untreated natural gas;

‒	the affirmative and restrictive covenants in our currently outstanding indebtedness;

‒	our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks;

‒	changes in the interpretation by the courts of labor laws that tend to favor employees;

‒	risks related to litigation and administrative proceedings;

‒	impact of environmental, occupational health and safety regulations;

‒	we may face competition;

‒	downgrades in our credit ratings;

‒	cyberattacks or other risks related to new technologies;

‒	mechanical or electrical failures and any resulting unavailability;

‒	risks arising from natural disasters, catastrophic accidents and terrorist attacks;

‒	failure to comply with anti-trust, anti-corruption, anti-bribery and anti-money laundering laws; and

‒	inability to retain our employees or attract other skilled employees or contractors.

•	Risks Relating to Our Shares and ADSs

‒	shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs represented by ADRs;

‒	our principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders;

‒	sales of a substantial number of shares could decrease the market prices of our shares and the ADRs;

‒	under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions;

‒	as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers;

‒	changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares or ADSs;

‒	holders of ADRs may be unable to exercise voting rights with respect to our Class B Shares underlying the ADRs at our shareholders' meetings;

‒	holders of ADRs may be unable to exercise preemptive, accretion or other rights with respect to the Class B shares underlying the ADSs;

‒	the NYSE and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist our ADSs and common shares, respectively;

‒	the price of our Class B Shares and the ADSs may fluctuate substantially; and

‒	the relative volatility and illiquidity of the Argentine securities markets.

Risks Relating to Argentina

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (50% of our total consolidated revenues from sales for the year ended December 31, 2020), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

Fitch cut Argentina’s long-term issuer rating two notches to “restricted default” from CC, after the Government announced by decree that it would extend payments on U.S.$9.1 billion in dollar-denominated Treasury bills until August 31, 2020. According to Fitch’s criteria, Argentina has defaulted on its sovereign obligations, and this development constitutes a “distressed debt exchange”. S&P also downgraded Argentina’s credit rating to “selective default” from CCC-, while Moody’s foreign issuer rating for Argentina is Caa2.

The government’s decision to extend payments on its short-term notes constitutes the second such delay of payments in five months. In February 2020, the IMF has also publicly stated its concerns about the sustainability of Argentina’s public debt and suggested that a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability. As of the date of this Annual Report, Argentina’s public debt load stands at U.S.$323 billion, including loans from the IMF. Outstanding debt with private bondholders is approximately U.S.$121 billion.

In addition, on March 13, 2020, the Minister of Economy requested the members of the Paris Club to postpone for one year the payment of U.S.$ 2,100 million maturing on May 5, 2020. As of the date of this Annual Report, although the Paris Club has been receptive to rescheduling the payment requested by the National Government, it has not yet made public its acceptance of such request.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. Following the consummation of its bond restructuring offer, in September 2020 Fitch, Moody’s and S&P upgraded Argentina’s credit ratings to CCC, Ca and CCC+, respectively.

On August 8, 2020, Law No. 27,556 on the restructuring of the public debt instrumented in public securities denominated in U.S. Dollars and issued under Argentine law was enacted through an exchange transaction. Then, on August 18, 2020 and through Resolution No. 381/2020, the Ministry of Economy started the acceptance period of the restructuring offer, whose procedure was detailed in Law No. 27,556, which was in force until September 15, 2020. The “Net Present Value” paid for the exchanged securities was around U.S.$53.5 for every U.S.$100 of nominal value, discounted at an exit rate of 10%, for those securities issued during 2015-2019 and around U.S.$59.5 for those previously issued in 2005 and 2010. Subsequently, after the end of the early acceptance period, on September 4, 2020, the Argentine government communicated that the invitation to exchange foreign currency denominated securities issued under Argentine law had an acceptance equivalent to 98.8% of the total outstanding principal amount of all eligible securities.

Further, the Fernandez administration has also undertaken a restructuring of domestic debt that resulted in a 130% foreign exchange premium and a loss of U.S.$1,300 million international reserves to smooth the official exchange rate depreciation. Initially, foreign exchange controls were partially eased and the market responded positively, the foreign exchange premium was reduced to 85% and the international reserves loss was drastically reduced.

In addition, on August 26, 2020, the IMF issued Press Release No. 20/287, informing of the Argentine government's request to initiate negotiations on a new IMF-supported program. Subsequent releases were issued by the IMF's mission team for Argentina on November 20, 2020 and March 25, 2021 confirming that the IMF and the Government continue working on an economic program to help address Argentina's near- and medium-term challenges.

As of the date of this Annual Report, it is not possible to predict the impact that the measures relating to Argentina's debt restructuring nor any future economic plan that the Fernandez administration may implement will have on the Argentine economy. The Fernandez administration’s attempt to stabilize the economy and reduce the fiscal deficit, the trade deficit, inflation, poverty, and country risk, have to date proved unsuccessful. Any further measures could be detrimental to the economy and adversely affect our business, results of operations and financial condition.

Moreover, difficulties by Argentina and Argentine issuers in accessing international capital markets continue. Without access to the international financial markets the Government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Failure of Argentina to restructure its debt could cause Argentina to default in the payment of its public debt, which could materially and adversely affect our business, financial condition and results of operation, and our ability to meet our financial obligations, as it could have a direct impact on our customers’ ability to pay for our products and services, the demand for energy and our ability to access local and international markets to finance our operations and our growth. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt.

High levels of public spending in Argentina could generate adverse consequences for the Argentine economy.

In recent years, Argentina has substantially increased public expenditure. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of GDP for 2015. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of GDP for 2017. In 2018, government spending increased by 13.1% as compared to 2017 resulting in a primary fiscal deficit of 2.4% of GDP for 2018, but while the primary fiscal deficit decreased compared to 2017, the financial deficit (interest rates of the international debt with IMF) increased to 2.8%, resulting in a total deficit of 5.2% for the year 2018. In 2019, government spending increased by 36.2% as compared to 2018, resulting in a primary fiscal deficit.

The Government’s primary fiscal balance could be negatively affected in the future if public expenditure continues to increase at a rate higher than revenues, due to, for example, social security benefits, financial assistance to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transportation sectors. Further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets.

In addition, as a consequence of the economic impact of the COVID, the Argentine government has increased public spending considerably, and has used money issuance as a tool to raise funds, the highest in the last 30 years. Primary fiscal deficit for 2020 resulted in 6.5% in terms of GDP.

In 2020, government spending increased by 52.7% as compared to 2019 resulting in Ps. 777,014 million.

In connection with the agreement entered into with the IMF in 2018, the Macri administration committed to address fiscal solvency and, thus, undertook steps to curb the fiscal deficit by reducing gas and transport subsidies and other expenses. However, these policies have led to higher prices and thus had a negative impact on consumer purchasing power. After assuming office, the Fernandez administration, within the framework of the Solidarity Law, taking care of the most vulnerable sectors, has taken a series of measures to reduce public spending.

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

Argentina is an emerging market economy, and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results, which can stem from many factors. In general, Argentine economic conditions are dependent on a variety of factors, including, but not limited to, the following: (i) domestic production, international demand and prices for Argentina’s principal export commodities, (ii) the competitiveness and efficiency of domestic industries and services, (iii) the stability and competitiveness of the peso against foreign currencies and exchange controls, (iv) high interest and inflation rates, (v) Argentina’s fiscal and trade deficits, (vi) Argentina’s public debt level, (vii) foreign and domestic investment and financing, (viii) governmental policies and the legal and regulatory environment, including import and export contracts and tax provisions, (ix) consumption levels, (x) wage and price controls and (xi) political uncertainty and social unrest.

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

Our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations depend to a significant degree on macroeconomic, political, regulatory and social conditions in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and interest rates and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time, to varying degrees, by the high volatility in Argentina, which primarily results from economic and political developments and other material events affecting the Argentine economy, such as: inflation, price controls, fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding tariffs, spending and investment, and other regulatory initiatives increasing government involvement with economic activity; and international conflicts, social unrest and insecurity concerns.

In 2020, 2019 and 2018, the peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. In particular, in 2019, immediately after the preliminary presidential elections (elecciones primarias, abiertas, simultáneas y obligatorias), the peso suffered a significant devaluation. According to the exchange rate information published by the Banco Nación, the peso depreciated by 40.5% against the U.S. dollar during the year ended December 31, 2020 (compared to 58.9% and 102.2% in the years ended December 31, 2019 and 2018). As a result of the peso’s increased volatility, in 2020 and 2019, the Government announced several measures to control and restrict the ability of companies and individuals to exchange pesos for foreign currencies. Those measures include the requirement to obtain prior approval from the BCRA, which could eventually restrict the ability to exchange pesos for other currencies. Moreover, restrictions also apply to the acquisition of any foreign currency for holding as cash within Argentina and to transfer dividends abroad, among others. Additionally, the Government implemented a new tax at a rate of 30% on certain transactions involving the acquisition of foreign currency. For additional information see “Item 10. Additional Information—D. Exchange Controls.”

The ability of the Government to stabilize the foreign exchange market and restore economic growth is subject to uncertainty. The continued depreciation of the peso and the failure to meet its obligations with IMF could have a material adverse effect on Argentina’s economy and, consequently, our business, results of operations and financial condition.

In addition, this rapid devaluation has confronted inflationary pressures, evidenced by significantly higher fuel and food prices, among other indicators. Inflation in Argentina has contributed to a material increase in our operating costs, in particular labor costs, and negatively affected our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations” and “—High levels of inflation and the lack of credibility regarding Argentina’s official inflation statistics could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.”

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•	inflation, which remains high, and may continue to be high in the future;

•
volatility in real GDP, which according to the restated information released by INDEC grew by 2.7% in 2015, decreased by 2.1% in 2016, grew by 2.7% in 2017, decreased by 2.5% in 2018, decreased by 2.2% and 9.9% in 2019 and 2020, respectively;

•	Argentina’s public debt as a percentage of GDP, which remains high, and as of September 30, 2020, represented approximately 100.7% of the GDP;

•	the discretionary increase in public expenditures that has resulted (and continues to result) in a fiscal deficit;

•	high unemployment and informal employment rates;

•	high exchange rate volatility;

•	high fiscal and trade deficits;

•	an inability to pay public debt and the reperfilation of debt maturities;

•	limited access to funding in the local and international capital markets;

•	agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

•	fluctuations in international oil prices;

•	unavailability of long-term credit to the private sector;

•	the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

•	fluctuations in the BCRA’s foreign currency reserves;

•	uncertainty with respect to the imposition of exchange and capital controls;

•	the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment;

•	the public health concerns derived from COVID and its scale and duration discussed below, which remain uncertain, but could impact our earnings, cash flow, liquidity, and financial condition; and

•	other political, social and economic events outside of Argentina that adversely affect the current growth of the Argentine economy.

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

A decline in international demand for Argentine products, a lack of stability and competitiveness of the peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a high rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy which could lead to reduced aggregate demand and adversely affect our business, financial condition and results of operations.

As of the date of this Annual Report, the impact of the policies and measures adopted by the Government on the Argentine economy as a whole cannot be predicted. Also, we cannot predict the full future impact that changes in the application of the tax indexation procedure and related adjustments will have on our financial statements, or the effects on our effective tax rate or on our business, results of operations and financial condition. The factors described above, among other factors, may materially and adversely affect the development of the Argentine economy, which could adversely affect our business, financial condition and results of operations.

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

As from March 2020, as a consequence of the COVID, the Government has taken several measures in order to reduce its impact on public health. These measures intensified the slowdown in the Argentine economy. In the current context of recession and considering the weak financial situation of the country that is renegotiating the terms of its financial indebtedness with creditors, these measures could mean a further deterioration in Argentina’s public accounts and its macroeconomic and financial situation.

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

Similar to the primary elections held in August 2019, following the announcement of the result of the elections held in October 2019, in which the coalition of the Frente para Todos party was elected over the coalition in which Mauricio Macri was a part, the peso suffered a significant depreciation against the U.S. dollar, and Argentine companies’ shares listed on the BYMA fell on the order of 38%. There was also an abrupt escalation of the country default risk above 2000 basis points. All the above-mentioned events set off a critical, negative shockwave in Argentine financial markets and generated economic instability which resulted in the adoption of several measures, taken not only by the former administration but also by the ruling party:

•
Alleviation measures. On August 14, 2019, in order to reduce the effects of the worsening economic situation, the Government took the following measures: (i) a minimum wage increase of 20% and a special deduction for retirees and formal employees, together with an increase in the minimum income amount for federal income taxes, now at Ps.55,376 for “single” filing status and Ps.70,274 for “married with children”; (ii) a deduction of 50% in taxable fees for self-employed workers; (iii) an exemption from employee contributions for salaried employees with a net salary below Ps.60,000 (personal contributions 11% of net salary) during September and October, with a maximum of Ps.2,000 monthly; (iv) an exemption from tax contributions for simplified filers (Monotributistas) during September; (v) an increase of Ps.1,000 per child during September and October for beneficiaries of the universal child allowance (asignación universal por hijo); (vi) the establishment by the Administración Federal de Ingresos Públicos, of a 10-year moratorium for small- and medium-sized companies (as well as for self-employed workers and simplified filers); and (vii) a 90-day freeze on gas prices. The fiscal cost of these measures reaches Ps.40,000 million.

•
Rate of 0% on the value-added tax of “basic food basket.” By Decree No. 567/2019 published in the Official Gazette on August 16, 2019, the Government enacted that the sale of items in the “basic food basket” (canasta básica de alimentos) would be exempt from value added tax to final consumers. The products that are part of this basic food basket are: sunflower oil, corn and mix, rice, sugar, preserved fruits, vegetables and beans, corn flour, wheat flour, eggs, whole milk, skim milk, bread, bread-crumbs, dry pasta, yerba mate, mate cocido, tea, whole yoghurt and non-fat yoghurt. The exemption was in place until December 31, 2019.

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

•
Exchange control restrictions. The Executive Branch reinstated restrictions on the foreign exchange market through the Emergency Decree No. 609/2019  (“Decree 609”), published in the Official Gazette on September 1, 2019, and since then has enacted subsequent exchange control restrictions. These exchange control restrictions remain in place. For additional information see “—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies” and “Item 10. Additional Information—D. Exchange Controls.”

•
Occupational Emergency. Through Decree No. 34/2019 (“Decree 34”), on December 13, 2019, the Government of Alberto Fernández declared a public emergency in occupational matters for a term of 180 days. In case of dismissal without cause during said period, the affected worker will have the right to receive double compensation in accordance with current legislation. The Government went a step further amid the COVID pandemic, extending this measure on several occasions, most recently by Decree no. 39/2021, effective until December 31, 2021.

•
Solidarity Law. On December 23, 2019, the National Congress enacted the Solidarity Law. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and, pursuant to the Argentine Constitution, the Solidarity Law delegates legislative powers to the Executive Branch. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting our consolidated results of operations.”

•
Emergency Assistance Program for Work and Production. Pursuant Decree No. 332/2020 of April 1, 2020 (“Decree 332”), the Fernández administration created the Emergency Assistance Program for Work and Production for employers and workers affected by the COVID health emergency. This program includes: (i) the postponement or reduction of up to 95% of the payment of certain employer contributions; (ii) a compensatory salary assignment; and (iii) a comprehensive unemployment benefit system. Decree No. 376/2020 of April 20, 2020 expands the subjects entitled to, and the benefits included in Decree 332, including: (i) zero rate credit facilities for certain eligible small taxpayers, workers and self-employed workers, with a subsidy of 100% of the total financial cost; (ii) expanding the scope of the compensatory salary assignment paid by the Government to all workers in the private sector; (iii) the authorization of the Argentine Guarantee Fund (FoGAR) to guarantee the credit facilities referred in (i); and (iv) an increase in the amount of unemployment insurance between Ps.6,000 and Ps.10,000. Decree No. 624/2020 of July 27, 2020 further amends the criteria to determine eligibility to the benefits of such assistance program. We have not taken advantage of this assistance program.

•
- Legal Regime of the Telework Contract. On August 14, 2020, Law No. 27,555 was published, the purpose of which is to establish the minimum legal requirements for the regulation of the telework modality in those activities that, due to their nature and particular characteristics, allow it. This law incorporates to the employment contract regime approved by Law No. 20,744 certain provisions related to teleworking, such as working hours, work elements, and the rights and obligations of the worker, among other matters. The law will enter into force after the expiration of 90 days from the end of the period of validity of the social, preventive and mandatory isolation provided by Decree No. 297/2020 as amended. On January 20, 2021, Decree No. 27/2021 was published in the Official Gazette, which partially regulates Law No. 27,555. Said Decree delegates to the Ministry of Labor, Employment and Social Security the issuance of the resolution that will determine the starting date of the 90-day period for the above mentioned Law to become effective.

•
Amendments to the Information and Communications Technology ("ICT") regime. By means of Decree No. 690/2020 dated August 21, 2020, the Argentine Government introduced a series of amendments to the ICT Law No. 27,078. First, ICT services and access to telecommunications networks were assigned the character of public service in competition. Likewise, the regime for determining prices was modified. It is established that ICT service licensees will set their prices, which must be fair and reasonable, covering operating costs, aiming at an efficient provision and a reasonable operating margin. At the same time, prices will be regulated by the enforcement authority in the case of essential and strategic ICT public services in competition, providers based on the Universal Service and those determined by the enforcement authority for reasons of public interest. Also, the prices of ICT services - including subscription broadcasting and fixed or mobile telephony services - were frozen from July 31, 2020 until December 31, 2020. On December 18, 2020, the National Communications Entity (ENACOM) issued Resolution No. 1466/2020, which provided for an increase limited to services. Likewise, ENACOM issued Resolution No. 1467/2020 on December 21, 2020, whereby "Mandatory Universal Basic Services" were approved for the Basic Telephone Service, Mobile Communications Services, Internet Access Value Added Service, Pay TV services by subscription through physical, radioelectric or satellite link and Radio Broadcasting services by subscription through physical or radioelectric link (SRSVR) or satellite link, aimed at users who comply with certain conditions, essentially aimed at the most vulnerable sectors.

•
Judicial Reform Bill. On July 29, 2020, the Executive Branch announced a judicial reform bill which consists of increasing the number of federal courts by creating 23 new federal courts and merging the federal criminal circuit with the federal economic criminal circuit. In addition, the proposed bill seeks the appointment of an advisory committee composed of legal experts to advise the executive branch on the operation of the judicial branch. The bill was approved by the Senate on August 28, 2020 and, as of the date of this Supplement, is pending discussion in the House of Representatives.

•
Oil&Gas upstream industry. Certain measures were established in order to encourage oil and gas production. The most prominent refers to the establishment of the Argentine Natural Gas Production Promotion Plan - Supply and Demand Scheme 2020-2024 through Decree No. 892/2020 published on November 16, 2020. Further on May 19, 2020, Decree 488/2020 was published, through which a base price of US $ 45 was set for the commercialization of a barrel of Medanito-type crude oil in the local market, containing also provisions relating to the aliquots applicable to export duties relating to products from the hydrocarbon industry.

The current administration also took several other measures to reduce the impact of public service tariffs on the economy. These measures included the freezing of tariffs, the pesification of electricity generation rates, and deferral of the payment of natural gas bills for certain consumers, among others. For additional information see “Item 4. Our information.—B. Business overview.—Natural gas transportation.”

As of the date of this Annual Report, the impact that the aforementioned measures have had or will have on the Argentine economy, and on our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations as a whole, cannot be fully assessed or predicted. In addition, we cannot predict how the current administration will address certain political and economic issues that were central during the Macri administration, or the impact that any measures taken or to be taken by the Fernández administration in connection with these issues will have on the Argentine economy as a whole. Also, we cannot assure that the Government or any of its political divisions will not adopt additional changes and reforms in tax matters, or that these reforms and those that may be adopted in the future will not adversely affect our business, results of operations or financial condition.

The Solidarity Law and the measures that the new administration has implemented could adversely affect our results of operations and financial condition.

The Solidarity Law declares, among other issues, the tariff and energy emergency, delegates to the Executive Branch broad legislative powers to ensure the sustainability of the public debt, regulates the tariff restructuring of the energy system through a renegotiation of the current Integral Tariff Renegotiation (“RTI”) and reorders the regulators of the energy system, among others. Likewise, the rates of public utilities for natural gas will remain unchanged for a maximum period of 180 days (since December 23, 2019), which period has been extended by Decree No. 543/2020 (“Decree 543”) and Decree No. 1020/2020 (“Decree 1020”) until the RTI process concludes or the transitional tariff increase is put into effect.

This law also modified certain tax aspects previously modified by the administration of Mauricio Macri. As a result, the tax rate on personal property has been increased, a new 30% currency purchase tax has been created, and the previous changes in the income tax rates have been reversed, suspending the 25% reduction for the year beginning on January 1, 2020 and providing that the result of the tax inflation adjustment must be paid in six installments, instead of three installments, as previously established.

Additionally, and in order to meet the fiscal deficit, the pension adjustment system has been suspended by the Solidarity Law and finally modified by Law No. 27,609.

It is not possible to foresee the impact of this law or the measures that could be taken by the new administration at the national or provincial level, and the effect that such measures could have on the Argentine economy and on Argentina’s ability to meet its financial obligations, which could negatively affect our business, financial condition and results of operations. In addition, we cannot assure you that economic, regulatory, social and political events in Argentina will not affect our business, financial condition or the results of our operations.

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

The IMF has held several rounds of meetings with the Government to discuss the recent macroeconomic developments and learn more about the economic plans and policies of the Fernandez Administration. The Argentine authorities are moving to address the difficult economic and social situation facing the country and have implemented a set of policies to address the rise in poverty, while also taking steps to stabilize the economy and secure a sustainable and orderly resolution of Argentina’s debt situation.

More recently, President Alberto Fernandez and Argentina's Minister of Economy have stated the country's difficulty in canceling the country's debt with the IMF while requesting a reduction in the cost of IMF loans.

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

On March 11, 2020, the World Health Organization declared COVID a pandemic. In response, countries have adopted extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, requiring closures of non-essential businesses, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. The ongoing pandemic and these extraordinary government measures are disrupting global economic activity and resulting in significant volatility in global financial markets. According to the IMF, the global economy has recently entered into a recession.

The Government has adopted multiple measures in response to the COVID pandemic, including a nationwide mandatory lockdown that began on March 19, 2020 that has been extended several times. The government has also required during the last months the mandatory shutdown of businesses not considered essential. Finally, on November 6, 2020, the government announced the end of the mandatory lockdown for the AMBA (the Area Metropolitana de Buenos Aires or "AMBA") and the beginning of the new phase of social distancing. However, COVID cases have risen over the last few months in several regions of the world and the rate of infections is still increasing. Lockdowns return to Europe as cases rise again. Spain, France, the United Kingdom and the United States have all recorded more than one million cases, and several others are seeing their highest number of new infections since the start of the pandemic.

As a consequence, on April 8, 2021, Executive Branch issued Decree No. 235/2021, supplemented by Decree No. 241/2021, which reimposes social restrictions including a 8pm-6am curfew in Autonomous City of Buenos Aires areas marked by high rates of contagion, and limits on residential social gatherings and outdoor events. Oil and gas workers are among those considered essential and exempt from circulation restrictions. The measures will remain in place until the end of April 2021.

In order to mitigate the economic impact of the COVID pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession. However, the Argentine government may have more limited resources at this time to support the country’ s economy; the pandemic has struck at a time when Argentina is simultaneously struggling to emerge from a two-year recession.

These temporary measures included the issuance of stay-at-home orders, closures of non-essential businesses, prohibition of layoffs without cause and suspension of workers, among others. Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

•
The situation generated by COVID could cause a decrease in our revenues (ie. A reduction in the demand of our Liquids products) or an increase in our operating costs. As a result of financial turmoil in Argentina caused by disruptions in supply chains and public debt restructuring, we may experience difficulties in our ability to pay off our debts and other financial obligations as they become due. We could also face difficulties in accessing debt and capital markets and may be forced to refinance our indebtedness;

•
An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID pandemic; and

•
COVID poses a threat to the well-being and morale of our employees. While we have implemented a business continuity plan to protect the health of our employees and we have contingency plans for key employees or executive officers who may become ill or unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and we may experience a possible loss of productivity or a delay in the deployment of certain strategic plans.

In addition, governmental authorities may recommend or impose additional measures that could cause further significant disruptions to business activity in general. We have also modified some of our business activities by changing our cleaning procedures, implementing remote work modalities and suspending certain business activities. The impact of the COVID on the financial markets has also negatively affected borrowing costs, hedging activities, liquidity and access to capital in general, which could limit our ability to obtain financing for our operations on a timely basis, on acceptable terms or at all.

In addition, the slowdown in economic activity caused by COVID and other internal factors and ongoing changes in customer habits may result in a decrease in energy demand even after the government measures have been lifted.

We are continuously monitoring the impact of the ongoing COVID pandemic on our Company. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.  For additional information regarding the impact of COVID on our results and financial situation, see “Item 5. Operating and Financial Results Review and Prospects—A. Operating Results.”

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

Despite consultations between the Government and the IMF regarding the reliability of the INDEC’s statistics, in February 2013, the IMF Executive Board issued a declaration of censure against Argentina in connection with Argentina’s breach of its obligations to provide information to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

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

The INDEC discontinued the publication of data from November 2015 through May 2016 following the declaration of a state of administrative emergency in the national statistical system. During that period, the INDEC released alternative CPI figures based on data published by the Province of San Luis and the City of Buenos Aires. In June 2016, the INDEC resumed publication of monthly data.

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

According to information published by the INDEC, in 2020, 2019 and 2018, CPI registered an increase of 36.1%, 53.8% and 47.6%, respectively. In 2020, 2019 and 2018, the WPI increased by 35.4%, 58.5% and 73.5%, respectively. Additionally, in 2020, the CPI increased, 2.3%, 2.0%, 3.3%, 1.5%, 1.5%, 2.2%, 1.9%, 2.7%, 2.8%, 3.8, 3.2% and 4.0% in January, February, March, April, May, June, July, August, September, October, November and December, respectively, and the WPI increased 1.5%, 1.1%, 1.0%, (1.3) %, 0.4%, 3.7%, 3.5%, 4.1%, 3.7%, 4.7%, 4.2% and 4.4% during the same months. During January, February and March 2021, inflation remained at high levels, where the CPI increased by 4.0%, 3.6% and 4.8%, respectively, on a month-to-month basis.

High inflation rates affect Argentina’s foreign competitiveness and social and economic inequality, negatively impact employment, consumption and the level of economic activity, and undermine confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit. Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the Government’s measures to control inflation may have. Increased inflation could adversely affect the Argentine economy, which in turn may have an adverse effect on our business, financial condition and results of operations.

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

As discussed elsewhere in this Annual Report, given that the Argentine economy has been considered as hyperinflationary, since July 1, 2018, we have applied IAS 29 in our Financial Statements, which requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, be expressed in terms of the current unit of measurement at the reporting date of the reporting period. See “—Presentation of Financial and Other Information—Financial Statements and Basis of Preparation.”

In recent years, the Government has taken certain measures to curb inflation, such as implementing price controls and limiting wage increases. We cannot assure you that inflation rates will not continue to increase in the future or that any measures taken or that may be taken by the Fernández administration to control inflation will be effective or successful. High inflation rates continue to be a challenge for Argentina. Significant increases in inflation rates could have a material adverse effect on Argentina's economy and, in turn, could increase our operating costs, in particular labor costs, and could adversely affect our business, financial condition and results of operations.

Because Natural Gas Transportation business segment sales represented 42% of our total revenues during the year 2020, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the BCRA issued Communication "A" 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree No. 609/2019 (“Decree 609”), pursuant to which the Argentine government implemented foreign exchange regulations. Decree 609 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the BCRA. These exchange control restrictions remain in effect due to Decree No. 91/2019.

Additionally, on December 5, 2019 the BCRA issued Communication "A" 6,844, setting forth the consolidated set of rules governing foreign trade and exchange ("Exterior y Cambios" in Spanish). Among other restrictions, Communication "A" 6,844 requires prior authorization from the BCRA for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the BCRA if the debts exceed U.S.$2 million per month.

BCRA authorization is also required for payments of services with related parties abroad. Prior authorization from the BCRA is required for the "constitution of foreign assets" (e.g., purchase of foreign currency, among others) by legal entities, local governments, mutual funds, trusts and other vehicles. Additionally, individuals must request authorization from the BCRA for the "formation of foreign assets," family aid and the granting of guarantees in derivative transactions, when those items exceed U.S.$200 in the calendar month, among other circumstances.

With respect to financial debt, borrowers must enter and settle in the foreign exchange market new financial debts from abroad that are disbursed from September 1, 2019. Compliance with this requirement must be proved to access the foreign exchange market and cancel the principal and interest. Communication "A" 6,844 also requires companies to obtain prior authorization from the BCRA before transferring profits and dividends abroad, as a general rule.

Likewise, Communication "A" 6,854, issued on December 27, 2019 established that rules incorporated into the consolidated text of the regulations on foreign trade and exchange other than those applicable for export of goods and services, as set forth in Communication "A" 6,844, shall remain in full force and effect as from December 31, 2019.

Subsequently, the BCRA issued Communication "A" 7,030, through which it established that for the purpose of accessing the Exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the BCRA unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication "A" 7052) when accessing the market for payment of imports of goods or for the cancellation of debts arising from the import of goods, the BCRA must pre-approve the transaction unless the entity has: (i) a customer’s affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company in question to verify compliance with the remaining requirements established for the operation by the exchange regulations. At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication "A" 7,052) prior approval of the BCRA will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

As for transactions corresponding to foreign market outflows, the Communication amends from 30 to 90 days the period within which (i) no sales of securities with liquidation in foreign currency or transfers thereof to foreign entities can be performed, and (ii) no local sales of securities with liquidation in foreign currency or transfers thereof to entities abroad can be performed, in this case, counted from the moment the foreign market was accessed.

On September 15, 2020, Communication "A" 7,106 established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 862/2020 of the CNV established a three-day "parking" requirement for both transfers of securities from local accounts abroad. As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the BCRA in the context of the exercise of its powers, it is clarified that there may be potential "holdouts" in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollPs.to fully quantify the implications of Communication "A" 7,106. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and December 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced, which implies a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication "A" 7,030, companies could no longer access to the MULC to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of the board of directors. These decisions resulted in a notorious sell off of sovereign bonds, which led to a 7% daily fall. The Central Bank sold U.S.$1,318 million the following five weeks, in order to keep the exchange rate depreciation at desirable levels. Due to this unsustainable situation, the Government decided to partially ease the restrictions by reducing the interval between bond transactions and the resulting currency exchange between pesos and dollars from fifteen to three days, and also by repealing the aforementioned prohibition for non-residents. The Central Bank purchased U.S.$608 million in the spot market in December 2020.

As a result of the tightening of exchange controls, the difference between the official exchange rate, which is currently used for commercial and financial transactions, and other secondary exchange rates that implicitly arose as a result of certain transactions commonly carried out in the capital market ("MEP" or "contado con liquidación" dollar) widened considerably, creating a gap of approximately 67% with the official exchange rate as of December 31, 2020. The Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially changing the exchange rate at which we purchase foreign currency to repay its foreign currency denominated indebtedness. In addition, the imposition by the government of additional exchange controls and restrictions and/or other measures in response to capital outflows or devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on the Company's results of operations and financial condition.

As of the date of this Annual Report, the restrictions outlined above remain in place. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars. Furthermore, these measures may cause delays or impose restrictions on the ability to collect payments of capital and interest on bonds issued by us. The challenge will be to achieve acceptance by creditors, in accordance with the BCRA regulations mentioned above, especially when it has highly diversified and retail creditors.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

Since January 2002, the peso has fluctuated significantly in value and generally depreciated against the U.S. dollar, with adverse consequences to our business. A substantial increase in the value of the peso against the U.S. dollar could also present risks for the Argentine economy, since it may lead to a deterioration of the country’s current account balance and the balance of payments. Between 2011 and December 2015, the Government strengthened exchange controls in response to an increase of capital outflows as compared to inflows and to a drop in the commercial surplus. However, these controls were not able to prevent the decrease of the international reserves of the BCRA between 2012 and 2015. In the past, a decrease in the BCRA’s reserves resulted in Argentina being vulnerable to inflation and external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

After several years of moderate fluctuations in the exchange rate, on December 17, 2015, Macri’s administration implemented certain measures, including the lifting of most of the foreign exchange controls. After these measures were taken, the value of the peso could freely fluctuate against the U.S. dollar.

Subsequently, in May 2018, the peso experienced a rapid devaluation against the main foreign currencies, particularly the U.S. dollar. As a result of the greater volatility of the peso, the Government announced several measures to restore market confidence and stabilize the value of the peso. In this regard, on December 31, 2018, the exchange rate of the U.S. dollar increased by 102.1%, from Ps.18.649 to Ps.37.7.

After the primary elections (elecciones primarias, abiertas, simultáneas y obligatorias) held in August 2019, the peso experienced again a rapid devaluation against the main foreign currencies, particularly the U.S. dollar. Since then, the Government has imposed several restrictions on the foreign exchange market. An unofficial U.S. dollar trading market has developed in which the peso/U.S. dollar exchange rate is significantly higher than the rate in the foreign exchange market.

As a consequence of the imposition of exchange controls, the spread between the official exchange rate and other secondary exchange rates implicitly resulting from certain common capital market transactions ("dólar MEP" or "contado con liquidación") has widened significantly, reaching a value of more than 100% in October 2020.

As of December 31, 2020, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was U.S.$ 521 million.

We cannot predict the future exchange rate between peso and the U.S. dollar, or how any fluctuation may affect our operational costs denominated in U.S. dollars.

Further depreciation of the peso against the U.S. dollar would likely result in a material adverse effect on our business because of our exposure to financial debt in U.S. dollars. In addition, future devaluations could result in higher inflation, reduce real wages and adversely affect the Government’s ability to honor its foreign debt obligations. The depreciation of the Peso can also negatively impact businesses whose success is dependent on domestic market demand, and adversely affect the Government’s ability to honor its foreign debt obligations.

A substantial increase in the exchange rate of the Peso against foreign currencies of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments which may have a negative effect on GDP growth and employment, and reduce the revenue of the Argentine public sector by reducing tax revenue in real terms, due to its current heavy dependence on export taxes.

A lack of a transparent and rigorous framework for awarding and managing public contracts in Argentina and corruption allegations have affected and continue to affect Argentina.

Argentina is ranked 78 out of 179 in Transparency International’s 2020 Corruption Perceptions Index and 126 of 190 in the World Bank’s Doing Business 2020 report. As of the date of this Annual Report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including one of the largest investigations known as the Notebooks Investigation (Los Cuadernos de las Coimas) (the “Notebooks Investigation”). Numerous former members of different agencies of Argentina as well as senior officers and owners of companies holding government contracts or concessions have confessed to committing allegedly prohibited acts or have faced or are currently facing allegations of corruption and money laundering as a result of the Notebooks Investigation. Certain former government officials have confessed or are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, energy and construction companies. In addition, these funds were unaccounted for or not publicly disclosed and were allegedly used to personally enrich certain individuals. Several senior politicians, including former members of the Argentine Congress, the former Vice President of Argentina and high-ranking executives and officers and owners of major companies in Argentina have been arrested on account of various charges relating to corruption, have entered into agreements with prosecutors (Acuerdos de Colaboración) to confess and/or provide sensitive information in exchange for a possible reduction of sentences upon conviction, and have resigned or been removed from their positions. The potential outcome of the Notebooks Investigation, as well as other ongoing corruption and money laundering investigations, is uncertain, but the Notebooks Investigation has already had an adverse impact on the image and reputation of those companies whose owners or officers have been implicated, and more generally on international investors’ perception of the Argentine economy, political environment, capital markets and the infrastructure sector in Argentina.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Macri administration announced several measures aimed at strengthening Argentina’s institutions, enhancing the integrity of public officials and reducing corruption. These measures included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and the passing of a new public ethics law, among others. The Government’s ability to implement these initiatives is uncertain.

There can be no assurance that the implementation of these measures by Argentina will be successful or even sufficient in strengthening Argentina’s institutions, enhancing the integrity of public officials, stopping institutional deterioration and preventing corruption. We cannot control or predict whether such investigations or allegations will lead to further political or economic instability or whether new allegations against government officials, members of the Argentine Congress, judges or owners or officers of other companies will arise, nor can we predict the outcome of any such allegations and their effect on the Argentine economy, which may be adverse.

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

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) to be managed by the Administración Nacional de la Seguridad Social (“ANSES”). ANSES is entitled to designate government representatives to the boards of directors of these companies. FGS currently holds 24.0% of our outstanding capital stock and has two representatives on our Board of Directors. On November 19, 2020, Law 27,574 was published in the Official Gazette, which regulates the role of the representatives of the FGS in those companies in which it has a stake, providing that the FGS will dictate the rules that are necessary in order to regulate their appointment, function, responsibility, performance and remuneration, which has been regulated by Decree No. 1041/2020 and ANSES Resolution No. 57/2021.

For additional information regarding rules and regulations that govern our relationship with FGS, see “Item 7. Major Shareholders and Related Party Transactions.”

In May 2012, the Argentine Congress passed Law No. 26,741, which declared hydrocarbons, production, industrialization, transport and marketing to be activities of public interest and primary goals of Argentina, and empowered the Government to take the necessary measures to achieve such goals. Law No. 26,741 expropriated 51% of the shares of YPF S.A. (“YPF”). Our business and operations in Argentina may also be adversely affected by measures adopted by the Government to address inflation and promote sustainable growth. For example, if we are not permitted to pass increases in the costs of our services and labor along to customers through the tariffs we charge due to the imposition of price controls, those costs could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. See “—Risks Relating to Our Business—Failure or delay in the implementation of tariff increases could have a material adverse effect on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our Natural Gas Transportation business segment.”

More recently, due to the economic and political instability in Argentina, the Government took certain measures, for example, it issued Decree No. 566/2019, which affects fuel prices for a period of 90 days. Additionally, in June 2020, President Alberto Fernandez announced a project to intervene and expropriate the cereal exporting company Vicentin SAIC ("Vicentin") under which the national public administration would take control of, 51% of Vicentin, which is in creditor competition as a result of the company’s ARS 350 million debt with state-owned Banco Nacion.  However, on June 19, 2020, the holder of the civil and commercial court, responsible for carrying out Vicentin’s call for creditors, decided to restore the company’s original board of directors in office for 60 days and to give the status of mere viewers to the interveners appointed by the administration of Alberto Fernandez.

In the past the Government has also adopted numerous measures to directly or indirectly control the access by private companies and individuals to foreign trade and foreign exchange markets, such as restricting free access to these markets and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports. These regulations have been recently reinstated, preventing or limiting us from offsetting the risk derived from our exposure to the U.S. dollar and the access to foreign exchange market.

Historically, actions of the Government concerning the economy, including decisions regarding interest rates, taxes, price controls, wage increases, increased benefits for workers, exchange controls and potential changes in the market of foreign currency, have had a substantial adverse effect on Argentina’s economic growth.

In 2012 and again in 2013, the Argentine Congress established new regulations providing for increased intervention in the capital markets by the Government. On May 9, 2018, the Macri administration approved an amendment to the Law of Productive Financing, including amendments to the Capital Markets Law of Argentina No. 26,831 (the “Capital Markets Law”), which, among other things, limited the scope of intervention by the CNV in public companies.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets and Argentina’s commercial and diplomatic relations with other countries. If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, results of operations and financial condition could be adversely affected.

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

We cannot provide any assurance that we will be able to access foreign exchange markets or that these measures will not cause fluctuations in the value of the peso. The setting of certain exchange controls and other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations. For additional information on developments relating to exchange controls, see “Item 10. Additional Information—D. Exchange Controls.”

The Argentine economy may be adversely affected by economic developments in other markets and by more general effects, which could have a material adverse effect on Argentina’s economic growth.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners and emerging markets. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) as a result of the COVID pandemic is having a material adverse impact on Argentina’s trade balance and, therefore, adversely affect Argentina’s economic growth. Economic slowdowns have led to declines in Argentine exports in the last few years. Specifically, fluctuations in the price of the commodities sold by Argentina and a significant revaluation of the peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports.

The economy in Brazil, one of the main import and export markets for Argentina, has experienced rising negative pressure because of political uncertainty and the effects of the COVID, putting pressure on the products that Argentina exports to that country and its competitiveness. Argentine foreign trade is highly dependent on the Brazilian economy; thus, a poor performance of Brazil’s economy could lead to the deterioration of Argentina’s trade balance. Additional Brazilian political and economic crises could negatively affect the Argentine economy.

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

On January 31, 2020, the United Kingdom left the European Union on the terms of the withdrawal agreement concluded between the United Kingdom and the EU Council. The withdrawal agreement allowed for a transition period during which the United Kingdom’s trading relationship with the European Union remained largely unchanged. This transition period ended on December 31, 2020. The European Parliament must still approve the EU-UK Trade and Cooperation Agreement while the European Council has already approved the provisional application of the agreement. As of the date of this Annual Report, uncertainty remains over the United Kingdom’s future relationship with the European Union. The continued uncertainty over the Brexit process has caused, and is anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations.

At the end of 2015, the U.S. Federal Reserve began increasing its reference interest rate following more than five years of an interest rate close to zero, moving away from its post-2008 crisis stimulus campaign. This trend was reversed as a result of the COVID pandemic. The U.S. Federal Reserve target reference rate is currently between 0% and 0.25%.

In addition, recent presidential elections in the United States have created uncertainty regarding United States policies related to energy, trade, tariffs, immigration and foreign affairs. This uncertainty has generated instability and adversely affected Argentina’s economy. Any changes in United States trade policy could trigger retaliatory actions by affected countries and trading blocs, including China and the European Union, resulting in “trade wars,” increased costs for goods exported to the United States and additional volatility and instability globally.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in other countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities from issuers in other countries, including Argentina. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.

In addition, the financial markets have also been affected by the March 2020 oil production crisis resulting from OPEC's failure to reduce production. Any of these factors could depress economic activity and restrict our access to suppliers and could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2020, Argentina’s public debt amounted to U.S.$ 335 billion. The Solidarity Law, among other things, delegates to the Executive Branch legislative powers to create conditions to ensure the sustainability of public debt. On February 12, 2020, the Argentine Congress enacted the Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law, which granted the Ministry of Economy the power to restructure the Government external public debt.

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

On March 10, 2020, Decree No. 250/2020 was issued. It confirms the proposal of the Government to restructure approximately U.S.$69 billion of public debt. Issued on April 6, 2020, Decree No. 349/2020 postpones until December 31, 2020 principal and interest payments of certain Argentine public local debt. Finally, on April 17, 2020, the Government made a proposal for debt restructuring to foreign bondholders.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds.

Moreover, difficulties in accessing Argentina’s international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds, and cut interest rates.

Also, ongoing situations, such as the claims before the ICSID, and the economic policy measures adopted by the Government, or any future default of Argentina regarding its financial obligations may harm Argentine companies’ ability to obtain financing. Financial conditions of such access could be disadvantageous to Argentine companies and, therefore, may adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

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

Besides, in March 2020, after a failure to reach an agreement between the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia to stabilize the oil market, Saudi Arabia decided to increase its oil production. This decision, at a time when oil demand is falling due to the impact of COVID in the global trading and economy, has triggered the most important decline in the oil price since 1991, of around 30%. This fall in the international prices of oil and its derivatives has added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas in the country, especially in the Vaca Muerta area. In December 2020, OPEC and its oil-producing allies agreed to increase production by 500,000 barrels per day beginning in January. This will bring the total production cuts at the start of 2021 to 7.2 million bpd. The group exerts considerable influence over world energy markets.  In recent months, OPEC+ has sought to navigate its way through a historically tumultuous period, including an unparalleled collapse in oil prices, a massive fuel demand shock amid the COVID crisis, a Saudi-Russia price war and Qatar’s departure from OPEC. There can be no assurances about the impact of this agreement or about measures that the Government may take in response to key macroeconomic variables, particularly on the energy sector.

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

In August 2018, Moody’s revised its outlook of Argentina’s long-term and short-term sovereign credit rating to Caa2, primarily as a result of the sharply weaker economic activity and uncertain prospects for multiyear fiscal consolidation and market financing availability as IMF funds are used up, posing risks to sovereign debt sustainability. In addition, on August 29, 2019, S&P downgraded Argentina’s long-term and short-term sovereign credit ratings from “B” to “SD,” primarily as a result of an erosion of the Argentine debt profile, the economic growth trajectory and the dynamics of inflation, against the backdrop of the implementation of a challenging economic adjustment program. Fitch, Moody’s and S&P increased Argentina’s credit rating in September 2020 following the successful refinancing of Argentina’s external bonds. However, there can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect on the rating of our securities or adversely affect the market price of our securities.

The Argentine government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to high levels of inflation, employees and labor organizations regularly demand significant wage increases.

Through Decree No. 610/2019 a staggered increase of the minimum salary was approved as follows: (i) Ps.14,125 as of August 1, 2019; (ii) Ps.15,625 as of September 1, 2019; and (iii) Ps.16,875 as of October 1, 2019. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree 34, doubled legally-mandated severance pay for termination of employment. The Government went a step further amid the COVID pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No. 624/2020. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of Ps.3,000 in January 2020, and an additional amount of Ps.1,000 in February 2020 (total Ps.4,000 effective as of February 2020).

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

All of our net revenues from the Natural Gas Transportation public service (which represented 42% of total net revenues during 2020) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), our tariffs were stated in U.S. dollars, adjusted on a semiannual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation, and public service tariffs were converted into pesos and fixed at an exchange rate of Ps.1.00 per U.S.$1.00, even though the peso was devaluating significantly against the U.S. dollar.

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

On March 30, 2017, ENARGAS issued Resolution No. 4362/2017 (“Resolution 4362”), which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. Pursuant to this resolution, we must also execute a capital expenditures program for a five-year period (from April 1, 2017, to March 31, 2022), which contemplates investments of Ps.6,786 million (in nominal value at December 31, 2016, adjustable by the WPI) to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”).

On March 27, 2018, through Decree No. 250/2018 (“Decree 250”), the Executive Branch ratified the tariff structure under Resolution 4362, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concludes the renegotiation process of our License with the Government which lasted more than 17 years.

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

As a consequence of Argentina’s economic condition, and together with other measures taken by the Government, on September 3, 2019, the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) issued Resolution No. 521/2019 (“Resolution 521”), which defers the semiannual adjustment corresponding to October 1, 2019, to January 1, 2020. During 2019 and 2020, according to the RTI, we were entitled to receive two tariff increases, each year, in order to compensate us for inflation, which affects our operating costs. We have only received a tariff increase in April 2019.

The tariff increases mentioned above were not granted to us within the framework of the Solidarity Law and the subsequent decrees issued by the Executive Branch that determined the freezing of our tariff schedule and the beginning of a new RTI process. In this context, and within the framework of Decree No. 1020, the Executive Branch started the renegotiation of the RTI (concluded in 2018), which may not exceed 2 years. Until then, the renegotiation agreements in force are suspended. Such renegotiation remains in the power of ENARGAS and subject to confirmation by the Executive Branch.

In addition, Decree 1,020 extends the tariff freeze for an additional period of 90 calendar days or until transitory tariffs are approved. On March 16, 2021, a public hearing was held to discuss the transitory tariff increases. As of the date of issuance of this Annual Report we do not receive any transitory tariff increase.

See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework” below for more information.

In the past, we have suffered from our inability to receive tariff increases, which meant the deterioration of our financial and economic condition. Also, we have received insufficient tariff increases to compensate for the increases in our operating costs due to inflation. Our inability to bill these increases, as stipulated in our License, in a timely manner, and to obtain future tariff adjustments in line with the increase in our costs could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

Further, we cannot assure you that the current negotiations with the Government under the framework of the Solidarity Law will provide us with a tariff schedule that permits us to compensate the increases in our operating costs. Failure by the Government to timely comply with agreements resulting from the RTI process could negatively affect our results of operations and financial condition.

Moreover, as of the date of this Annual Report, we are unable to predict which measures will be taken by the Fernández administration in connection with the tariff system, or if such system will be amended, adversely affecting our financial situation and our results of operations.

Further, we cannot assure you that the current negotiations with the Government under the framework of the Solidarity Law will provide us with a tariff schedule that permits us to compensate the increases in our operating costs. Failure by the Government to timely comply with agreements resulting from the RTI process could negatively affect our results of operations and financial condition.

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

In recent years, the Government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. The Expropriation Law of Argentina has declared the achievement of self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

Failure to maintain our relationships with labor unions may have an adverse effect on our business, financial condition, results of operations and prospects.

A significant portion of our workforce is represented by labor unions, and the majority of our non-unionized employees have the same employment benefits as unionized employees. While we believe we have enjoyed satisfactory relationships with all of the labor organizations that represent our associates, and we believe our relationships with labor organizations will continue to be satisfactory, labor-related disputes may still arise. In particular, labor lawsuits are common in the energy sector in Argentina, and industry-wide organized actions by unionized employees in the industry, such as blockages in the access to facilities and route cuts have occurred in the past. We have suffered interruptions as a result of our employees joining such organized activities. We cannot assure you that future business interruptions resulting from strikes and other organized activities by our employees would not have a significant adverse effect on our business, financial condition, results of operations and prospects.

The collective bargaining agreements with our unions are valid for one year. Currently, we have a collective bargaining agreement in effect for the period from April 2021 to March 2022.

However, we cannot assure you that we will not suffer business interruptions or strikes in the future as a result of collective actions by our employees. We have insurance that covers terrorism and organized actions against our assets, among other items, for a total insured amount of U.S.$50,000,000 with a deductible per event of U.S.$500,000, but we cannot assure you that our insurance coverage will be sufficient to cover damages and losses caused by the organized actions of our employees.

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

Since 1992 and after the privatization of several state companies, until the economic crisis in 2002, the Government reduced its control over the natural gas transportation industry. After the economic crisis in 2002 the Government increased its role in the energy sector implementing strict regulations and increasing its intervention. Intervention primarily included the expansion of our pipeline through the creation of trust funds and the interruption and redirection of natural gas firm transportation services (including the diversification of natural gas supply from our liquids processing plant located at General Cerri Complex, in the Province of Buenos Aires (“Cerri Complex”)).

In the past, natural gas distribution companies, including us, were prohibited from passing through price increases to consumers. Producers of natural gas, therefore, had difficulty implementing wellhead natural gas price adjustments that would increase the costs of distribution companies, which caused such producers to suffer a sharp decline in their rate of return on investment activities. As a result, natural gas production was not sufficient to meet the increasing demand. Likewise, until 2016, the lack of tariff adjustments for natural gas transportation companies caused a decrease in the profitability of such companies.

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

In the context of the outbreak of COVID, and in order to address the health and economic consequences generated by the pandemic, the Government issued the Decree No. 311/2020, which established that, among other companies, the natural gas distribution companies may not suspend or cut off the respective services to certain users, in case of default or non-payment of up to three consecutive or alternate invoices, with due dates from March 1, 2020, including users with current cut-off notices. This measure, together with the isolation measures imposed, implied certain delays in the receipt of collections related to the natural gas transportation business segment billings which, although it has improved recently, it cannot be guaranteed that this situation will continue in time.

As for natural gas production, in 2020 there was a 8.6% year-on-year drop, due to the limiting effects of the preventive and mandatory social isolation on the activity, combined with a higher autumn temperature. In this context, the Government established the 2020-2024 natural gas scheme through Decree No. 892/2020 signed on November 13, 2020 (the "Plan Gas.Ar "), which, after the first adjudication, determined an increase in the cost of natural gas at the point of entry (“PIST”) to the transportation system for thermal generation and for gas distributors. Further, in 2020 the production and the price of natural gas at wellhead in the Neuquina basin maintained the trend described at the national level. These decreases, together with the macroeconomic situation in Argentina, continue to generate uncertainty regarding the production and development of natural gas in the Vaca Muerta area.

We cannot predict what other measures will be adopted by the Government to combat the COVID pandemic, nor the effect that such measures may have on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

Although neither our results of operations nor our financial condition have been materially adversely affected by transportation service interruptions in recent years, we cannot assure you that similar interruptions will not materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations. As of the date of this Annual Report there are some unresolved disputes with one of our clients (Profertil S.A.), in respect of service interruptions between 2007 and 2013. In that action, through Resolution No. 306/2009, ENARGAS ruled in our favor, finding that there was a shortage in the supply of natural gas. However, we cannot assure you that future interruptions of supply to our firm natural gas transportation clients will not lead to further legal action, which could have a significant adverse effect on our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

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

In 2020, 81% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2020, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 11 years; our long-term firm natural gas transportation contracts with our top five costumers had a remaining weighted average life of approximately eight years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

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

We commercialize ethane through a long-term agreement recently concluded with PBB for a ten-year period. We have short-term contracts with international traders for LPG and natural gasoline sales.

If we are unable to renew, extend and/or replace these contracts, if we renew them on less favorable terms or if any such contract is terminated before the expiration of its term, our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations may be negatively affected.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed transportation capacity; we could be unable to make such expenditures due to the lack of financing.

Resolution 4362 states that we must execute the Five-Year Plan involving capital expenditures of Ps.6,786 million (in nominal value at December 31, 2016, adjustable by WPI) for the period from April 2017 to March 2022.

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

Our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins. The flow and heating value of this natural gas are subject to risks that could materially adversely affect our Liquids and midstream business segment.

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

In 2020, 61% of the natural gas transported by our system originated in the Neuquina basin with the remainder primarily from the Austral basin. Since 2009, the quality and volume of natural gas injected from the Neuquina basin has been lower (as a consequence of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. As a consequence of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices, causing an increase in the cost of Liquids production and commercialization activities for our own account reducing our profit from these activities. In addition, competition might affect the volume and quality (i.e., gas with lower liquids content) of natural gas arriving at the Cerri Complex.

In 2009, nonconventional natural gas was discovered in the Vaca Muerta field of the Neuquina basin by YPF. Exploration and exploitation of this natural gas reserve involved high extraction costs. Argentina’s national natural gas production has steadily increased in the past three years, largely due to the increased production of shale from the Vaca Muerta formation. Because of the measures taken by the Government to ensure production levels throughout the country, during 2016 and 2015, natural gas production increased approximately 4.9% and 3.4%, respectively. However, in 2017 natural gas production slightly declined by 0.9% primarily as a result of the termination of certain incentive programs implemented. In 2018 natural gas production increased by 5.3% with respect to 2017, and on December 31, 2019 it reached its peak production compared to the last 10 years.

During 2020, Argentina's natural gas production decreased (8.6%), interrupting the series of increases recorded during the last few years. This decline was due to the limiting effects of the preventive and mandatory social isolation on the activity, combined with a higher autumn temperature.

More recently, and as a consequence of the force measures carried out in the province of Neuquén that prevent the normal operation in the fields of the area, there are delays in the operation and drilling of wells by the main natural gas producers of Vaca Muerta and the province, which could imply a delay and a shortage of natural gas that such companies had committed to provide within the framework of the Plan Gas.Ar. This situation could mean that in the winter months when there is an increase in the demand for natural gas by those priority sectors, the flow of natural gas to the Cerri Complex could be affected.

However, after the freezing of fuel prices and the current economic situation that Argentina is experiencing, there is uncertainty regarding the investments that natural gas producers can make in that area. The Plan Gas.Ar establishes the need to guarantee the supply of natural gas demand while establishing incentives to make immediate investments for the maintenance and/or growth of production in the productive basins, where the natural gas producers must commit themselves to achieve a production curve that guarantees the maintenance and/or increase of the current levels.

We cannot assure you, however, that this new natural gas resource at the Neuquina basin, or the Plan Gas.AR, or any other measures taken by the Government to increase natural gas production and supply, will be successful in increasing Argentine natural gas reserves or production and, if unsuccessful, our midstream or Liquids Production and Commercialization businesses could be adversely affected.

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

On March 25, 2020, after COVID pandemic, the Executive Branch issued Decree No. 311/2020, which determines that the maximum reference price for LPG sold in the domestic market will remain at their values in force at such date for a 180-day period.

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

Our Liquids business is highly dependent on the supply of natural gas to the Cerri Complex at reasonable prices that allow for reasonable profit margins. In past years, the Federal Energy Bureau increased the natural gas price paid by industrial users and increased the price at which we purchase natural gas to be processed in the Cerri Complex. For further information, see, “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

As described above, actions taken by the Government during winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, toward priority users, including residential customers. See “—The Government’s strategies, measures and programs with respect to the natural gas transportation industry could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.” To a lesser extent, during the winter of 2016 and 2017, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market, but thanks to the development of Vaca Muerta formation, during the three years ended December 31, 2020, we did not register any interruption in the supply of natural gas in the Cerri Complex.

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

After the first award of volumes and prices carried out on December 3, 2020, under the framework of Plan Gas.Ar, an increase in the natural gas price at the Point of Entry to the Transportation System (the “PIST” after its acronym in Spanish) for thermal generation and for natural gas distributors was verified, which is highly likely to affect industrial users, which will ultimately impact the costs of natural gas consumed in the Cerri Complex, thus affecting our operating margins. However, such plan would allow the drop in production levels that has been recorded in recent periods to be reversed in order to sustain our gas processing business at the Cerri Complex.

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

Regarding the price of energy, during the first months of 2020 and as a result of the complex global scenario caused by COVID, the international reference prices of the products we export suffered sharp drops, which were later reduced as the global health and economic situation stabilized, with the exception of butane, which experienced a significant increase in the last days of the year due to a decrease in global stock levels. In this sense, the average price drops of propane, butane and natural gasoline were 15%, 16% and 31%, respectively, as compared to the year 2019. However, as of the last quarter of 2020 and subsequent to December 2020, international prices recovered sharply, even surpassing the prices in effect at the end of 2019.

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

For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

In addition, after the issuance of Resolutions Nos. 1,982/11 and 1,991/11 (the “Gas Charge Resolutions”), the natural gas processing charge created by Decree No. 2,067/08 (the “Natural Gas Processing Charge”) increased from Ps.0.049 to Ps.0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant increase in our variable costs of natural gas processing.

In order to avoid an adverse effect on our Liquids business, we initiated legal proceedings against Decree No. 2,067/08 and the Gas Charge Resolutions, including the Government, ENARGAS and the former Ministerio de Producción y de Planificación Federal, Inversión Pública y Servicios (the “MPFIPyS”) as defendants.

On March 28, 2016, the former Ministry of Energy issued Resolution No. 28 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge starting April 1, 2016. Since that date, we have not been required to pay for the Natural Gas Processing Charge. However, Resolution 28 did not invalidate the Natural Gas Processing Charge or Gas Charge Resolutions for the period in which they were in force, for which reason the judicial action is still ongoing. On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, and Section 53 and 54 of Act No. 26,784 (General budget of the National Public Administration for the fiscal year 2013), as well as of any other act aimed at enforcing Executive Decree No. 2,067/08, and therefore declares invalid said regulations. On March 29, 2019, the National Secretariat of Energy appealed the judgment, which appeal was granted on April 3, 2019. On December 1, 2020, the judge resolved to extend the injunction (medida cautelar) for six months, or until the award becomes final. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

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

The recent COVID pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also impacted negatively, and may continue to impact negatively, global economic activity, demand for energy including LNG and funds flows and sentiment in the global financial markets. The long-term effects to the global economy and the Company of the COVID pandemic are difficult to assess or predict, and may include a further decline in the market prices of our Shares and ADSs, risks to employee health and safety, risks for the deployment and logistic of our services and reduced sales mainly in the Liquids business segment. Our share price has recently declined significantly, due in part to the impact of the COVID. The ongoing spread of the COVID may continue to negatively affect our business, our operations, including the development of natural gas in Argentina, and our financial position and prospects which will depend on the severity of the health emergency and the success of the measures taken and those that will be taken in the future. . However, given the Company's financial situation, it is not currently expected that the aforementioned events will affect the continuity of the business and, therefore, it is estimated that it will be able to continue to meet its financial commitments in the near future.

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

Pursuant to this agreement, the ethane price is calculated in U.S. dollars and is subject to adjustments, the natural gas price, the quality of the ethane shipped by us and transportation tariffs and charges, among others. This agreement also includes take or pay (“TOP”) and deliver or pay (“DOP”) commitments for minimum annual quantities. Under these terms, if one party does not comply with the applicable TOP or DOP condition, that party will be required to compensate the other party.

During 2019, PBB suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not recur in the future or that PBB will be able to satisfy its obligations under the new purchase agreement. Likewise, in the event that we are not able to renegotiate such agreement at maturity on terms similar to those in effect, our financial condition and results of operations could be adversely affected.

The delay in the collection of our sales receivables with customers and/or subsidies owed by the Government for the supply of LPG in the domestic market could adversely affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Our main natural gas transportation customers are natural gas distribution companies whose tariff increases are set in accordance with the renegotiation processes of their licenses. Also, in some cases, their collections may depend on governmental regulations requiring them to finance the collections of their customers or even to recover their receivables from the Government.

Through Resolution No. 336, the payment of 22% of the bills issued from July 1, 2019 to October 31, 2019 to residential customers of natural gas was deferred. More recently, as a consequence of COVID and the measures adopted by the Government to reduce its impact, we have suffered delays in the collection of our credit receivables, either due to the stoppage of activities, or to the measures adopted by the BCRA regarding the making of bank payments and compensations. Although these circumstances may be temporary, as of the date of issuance of this Annual Report, it is not possible to predict if they could repeat in future and their real impact on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. If the cash flow generated by operations significantly declines, we may face difficulties in achieving our growth plans and projects, or may experience delays in the payments to our suppliers or financial debt which could negatively impact our financial condition and result of operations.

Also, under the framework of the Solidarity Law, the Government suspended the increase of tariffs for natural gas distribution companies which could negatively impact their operational costs, including their ability to pay for natural gas transportation services provided by us.

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

During the fiscal years 2019 and 2020, we received the amount of Ps.150 million and Ps. 638 million, respectively, as subsidies of the programs mentioned above. Pursuant to the programs referred to above, as of December 31, 2020, the Government is required to pay to us Ps. 303 million.

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

As of December 31, 2020, our physical assets are insured for up to U.S.$2,297 million and for the loss of profit resulting from the material damages by an amount of U.S.$409 million, these coverages being subject to certain deductibles for both material damages and loss of profit.

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

As a result of the above, an increased number of competitors could reduce their prices which could make our investments not profitable. In addition, an increase in competition could affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. This would adversely affect our business, results of operations and financial condition.

Additionally, our principal competitor in the gas transportation business is Transportadora de Gas del Norte S.A. (“TGN”). We compete with TGN on a day-to-day basis for natural gas interruptible transportation services and from time to time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to which both we and TGN are either directly or indirectly connected (Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy Argentina S.A.). We compete directly with TGN for the transportation of natural gas from the Neuquina basin to the greater Buenos Aires area. In addition, in the future other participants may successfully penetrate our market and connect with our main customers which could affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

The Secretary of Energy published, on March 7, 2019, Resolution No. 82/2019 (“Resolution 82”), which sets the terms and conditions for future tenders that aim to increase the transportation capacity of natural gas. Additionally, through Resolution 437, the Secretary of Energy started a public bidding process to grant a new license for the construction of a pipeline and all necessary facilities to provide natural gas services between the Neuquén Province and Argentina’s coastline. On December 30, 2020, the Secretary of Energy enacted Resolution No. 448/20 cancelled the aforementioned public bidding process.

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

We depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. Although we have extended our security policy to cover industrial systems, reinforcing our defenses in case of denial of service and increasing the monitoring of suspicious activities, our technologies, systems and networks and those of our business associates are exposed to cyberattacks and other cybersecurity incidents in the normal course of business, which could lead to disruptions in critical systems (such as our electronic flow measurement (“SCADA/EFM”) system and distributed control systems), the unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. As a consequence of COVID we extended remote work environments which may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID pandemic.

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

In addition, the methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect. Thus, certain cyber incidents, such as surveillance, may remain undetected for an extended period. To our knowledge, we have not experienced any material losses relating to cyberattacks; however, as cyberattacks continue to evolve, there can be no assurance that we will not suffer any cyberattack in the future that could affect our operations and/or our financial condition.

Our information technology infrastructure is critical to the efficient operation of our business and is essential to our ability to perform day-to-day operations. Breaches in our information technology infrastructure or physical facilities, or unauthorized access or other loss of information or other disruptions, could result in damage to our assets, safety incidents, legal claims, potential liability or the loss of contracts, damage our reputation, and could have a material adverse effect on our operations, financial position and results of operations.

Our natural gas transportation systems and processing facilities are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

Our natural gas transportation systems and processing facilities are at risk of mechanical or electrical failures and may experience periods of unavailability affecting our ability to comply with our contracts with customers. Any unplanned unavailability of our natural gas transportation systems and processing facilities may adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations, as we may be subject to fines or penalties under our contracts with customers.

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks.

Our transportation systems and processing facilities or the third-party infrastructure that we rely on may be damaged by flooding, fires and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand as a result of catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be a significant time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry nonrecoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could adversely affect the demand of natural gas by some of our customers and of consumers generally in the affected market. Some of these considerations, among others, could materially and adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our skilled team of engineers and other employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. Further, COVID poses a threat to the well-being and morale of our employees. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel could be difficult and time-consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements and additional staff could have a material adverse effect on our business, financial condition and results of operations.

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

From 2011 to December 2015, Argentine companies were required to obtain prior approval from BCRA and Argentine tax authorities in order to engage in certain foreign exchange transactions. In September 2019 the Government reinstalled the above previous measures and since then has implemented additional exchange control restrictions. Thus, our shareholders’ ability to receive cash dividends in U.S. dollars was limited by the ability of the Depositary for our ADR program to convert cash dividends paid in pesos into U.S. dollars. Under the terms of our Deposit Agreement for the ADRs, to the extent that the Depositary can in its judgment, and in accordance with local exchange regulations, convert pesos (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars outside of Argentina, the Depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in pesos on the deposited securities into U.S. dollars. If in the judgment of the Depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the Depositary may distribute the pesos received or in its discretion hold such currency uninvested without liability for interest thereon for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the dividend distribution.

In the event that the BCRA does not grant the applicable authorization, we reserve the right to agree with the Depositary the reasonable legal measures for the effective payment of dividends to ADR holders who reside outside of Argentina. As a result, such ADR holder may not timely receive the full dividend distribution or receive at all any such distribution.

Our principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders.

As of the date of this Annual Report, our controlling shareholder is CIESA, which holds 51% of our common stock. FGS holds 24.0% of our common stock. Local and foreign investors hold the remaining ownership of our common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) PHA S.A.U. (“PHA”), a wholly-owned subsidiary of Pampa Energia (in process of merger with Pampa Energia) which holds 40% of the share capital of CIESA, and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, controlled by the Sielecki family; “GIP”), and PCT L.L.C. (“PCT”), which directly and indirectly through PEPCA S.A. (“PEPCA”) holds a 50% of the common stock of CIESA.

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

The Tax Reform also establishes an exemption for such foreign beneficiaries on the sale of share certificates issued outside of Argentina that represent shares issued by Argentine companies which have been granted with a public offering authorization by the CNV (i.e., ADRs). The exemptions will only apply if the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating” jurisdictions.

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

For example, due to various factors (including, but not limited to, the abrupt variation in the exchange rate in Argentina) prices of equity securities in Argentina have decreased substantially since 2018, which prompted investors to dispose of their investments in Argentina resulting in further downward pressure on the price of equity securities. Future sales of substantial amounts of our Class B Shares and ADSs, or the perception that such future sales may occur, may result in additional pressure on the price of our Class B Shares and ADSs. Also, future sales of treasury shares, may also have a negative impact on the price of our Class B Shares and ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

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

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering approximately, as of December 31, 2020, 60% of the total natural gas transported in Argentina, through 5,769 miles of pipeline, of which we operate 4,775 miles on an exclusive basis pursuant to the License (the “Natural Gas Transportation”). We operate the remaining 961 miles, which are owned by the Gas Trusts, and receive compensation based on a regulated tariff. Our transportation system connects the Neuquén, San Jorge and Austral basins, the major natural gas fields located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. During the Fiscal Year 2020, approximately 81% of our revenues of this business segment corresponds to firm natural gas transportation services under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our Natural Gas Transportation business is regulated by ENARGAS, and revenues from this business represented 42%, 47% and 45% of our total net revenues for the years ended December 31, 2020, 2019 and 2018, respectively.

We conduct our Natural Gas Transportation business pursuant to the License, which is currently scheduled to expire in 2027 and which is extendable for an additional ten-year period at our option if certain technical conditions described in the License are met. ENARGAS is required at that time to evaluate our performance and make a recommendation to the Executive Branch for the extension of our License. If ENARGAS determines that we are in substantial compliance with all our obligations arising under the Natural Gas Law No. 24,076 (the “Natural Gas Law”), related regulations and our License, the extension should be granted by the Executive Branch. ENARGAS would bear the burden of proving that we had not met the technical conditions referred to above and, therefore, that the extension of the License should not be granted. To the extent that we were found not to have satisfied the conditions described above or chose not to seek the extension of our License, we would be entitled to certain specified compensation. See “—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Certain Restrictions with Respect to Essential Assets” below.

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

The map below illustrates the natural gas pipeline system in Argentina as of December 31, 2020:

For additional information regarding our property, plant and equipment, see “—D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids Production and Commercialization business represented 49%, 48% and 49% of our total net revenues during the years ended December 31, 2020, 2019 and 2018, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunications services. Aggregate net revenues from our midstream and telecommunications business segment represented 9%, 6% and 6% of our total net revenues during the years ended December 31, 2020, 2019 and 2018, respectively.

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

The Vaca Muerta system has two gathering pipes: the first has a length of 71 miles, a 36” diameter and a 1.2Bcf/d transportation capacity (the “Northern Section”) and the second has a 20-mile extension, a 30” diameter and 882.3 MMcf/d transportation capacity (the “Southern Section”). The gas transported through this pipeline system is treated at a new conditioning plant that we built at Tratayén, Province of Neuquén with an initial capacity of 176.6 MMcf/d. This project consolidates our position as the first midstream services provider in the Vaca Muerta field and required an investment of approximately U.S.$260 million in the aggregate. On April 29, 2019, the assembly and pressurization works on the connection of the Vaca Muerta pipeline to Neuba II were completed, which led to revenues from the month of May 2019 derived from firm natural gas transportation contracts of 28.2 MMcf/d in the aggregate. On August 22, 2019, the SHR issued Resolution No. 491/2019, which declared this project as “critical” on the terms of Law No. 26,360. This will allow us to obtain certain tax benefits from the investments in this project.

Controlling shareholders

As of the date of issuance of this Annual Report, our controlling shareholder is CIESA, which holds 51% of our common stock. Other local and foreign investors hold the remaining shares of our common stock, including FGS, which holds 24% of our common stock. CIESA is under co-control of Pampa Energía, which directly and indirectly through PHA holds 50% of the common stock of CIESA, and GIP and PCT, which directly and indirectly through PEPCA hold 50% of the common stock of CIESA.

For additional information regarding CIESA’s current organizational structure, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Capital expenditures

From January 1, 2018, through December 31, 2020, our aggregate capital expenditures, in Current Currency, amounted to Ps. 46,190 million. Such capital expenditures include Ps. 20,414 million related to improvements to our gas transportation system, Ps. 3,321 million related to liquids production and commercialization activities and Ps. 22,455 million related to other services activities.

For the years 2020, 2019 and 2018, capital expenditures mostly include works performed for the execution of the Five-Year Plan and the construction and ramping-up of the Northern Section and Southern Section of the Vaca Muerta pipeline. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

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

Natural gas transportation services accounted for 42%, 47% and 45% of our total net revenues in the years ended December 31, 2020, 2019 and 2018, respectively. In 2020, 77% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2020, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 19,086 million, representing 81% of the total net revenues for the Natural Gas Transportation segment for such year. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard as to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

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

As a result of the economic context and COVID, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), a company that is currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the legal regime in force. The parties are currently engaged in a detailed calculation of the items involved in the claim. As of the date of issuance of this Annual Report, the construction work is almost completed, but, according to the aforementioned, the UT has only carried out essential tasks, pending approval of a construction schedule appropriate to the actual execution of the works.

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

The open bidding for this new natural gas transportation license was issued by the SGE on July 30, 2019. On April 2, 2020, the Secretary of Energy extended the deadline to submit the bids until December 30, 2020 and announced amendments to the bidding terms and conditions.

On December 30, 2020, Resolution 448/20 was published, cancelling such public bidding. The Undersecretary of Hydrocarbons has been instructed to evaluate other alternatives for the construction of a new gas pipeline and/or the expansion of transportation capacities.

As of the date of this Annual Report there were no new development regarding this new natural gas pipeline tender process.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2020, our service area contains 6.2 million end users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. These natural gas distribution companies serve, in the aggregate, 69.7% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for the year ended December 31, 2020, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (Bcf)	Volume of market served (in %)	No. of end users (in millions)	Deliveries received from us (in %)
Metrogas (1)	217.6	21.0%	2.4	87%
Camuzzi Pampeana (1)	227.0	22.0%	1.4	95%
Camuzzi Sur	167.0	16.2%	0.7	100%
Naturgy Argentina (1)	109.1	10.6%	1.7	67%
		69.7%	6.2

(1)	Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as of December 31, 2020, 2019 and 2018, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2020			2019		2018
	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
Firm:
Metrogas	590	5,889	590	7,960	590	8,156
Camuzzi Pampeana	558	4,306	558	5,823	558	5,944
Naturgy Argentina	417	3,510	417	4,743	417	4,867
Camuzzi Sur	388	883	388	1,195	388	1,219
Pampa Energía	152	895	162	1,079	92	888
Others	809	3,604	802	4,415	840	4,567
Total firm	2,914	19,087	2,917	25,215	2,885	25,641
Interruptible and others:	-	4,415	-	5,581	-	6,740
Total	2,914	23,502	2,917	30,796	2,885	32,381

We play a leading role in the natural gas industry in Argentina and satisfy 108 direct customers and 6.2 million indirect customers for the year ended December 31, 2020.

In 2020, despite the adverse context in which we operated our business, we were able to sign 93 new contracts, 46 for interchange and displacement services and 47 for interruptible transportation services. The graph below shows a breakdown of the total firm capacity hired as of December 31, 2020 per type of client:

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
Metrogas	427	494	487
Camuzzi Pampeana	328	350	371
Camuzzi Sur	240	233	244
Naturgy Argentina	215	240	223
Others	544	547	569
Subtotal firm	1,755	1,864	1,893
Subtotal interruptible	512	498	569
Total	2,267	2,362	2,462
Average annual load factor (1)	78%	81%	85%
Average winter heating season load factor (1)	86%	90%	98%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

Natural gas daily average injection to the pipeline system operated by us amounted to 2,408 MMcf /d in 2020, 8% lower than the average 2,605 MMcf/d injected in 2019. In 2020. This was due to declines in reservoir production in all basins.

The chart below shows the main operating data for the natural gas transportation segment.

Natural Gas Transportation System Improvements. In 2020, 2019 and 2018, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps.7,148 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires area comprises the City of Buenos Aires and its surrounding area. One end of our natural gas transportation system (the “Buenos Aires ring”) is located in the greater Buenos Aires area, where we transfer natural gas for further delivery to major natural gas distribution companies.

Actions Taken During the COVID Emergency. To guarantee the reliability of the transportation system and the safety and health of our workforce and customers during the COVID emergency, a reliability strategy was implemented, focusing on critical maintenance tasks for the system, supported by planning process, training and raising hygiene awareness and implemented protocols to prevent the spreading of the COVID, which allowed us to achieve compliance with the plans on time, without major incidents and overcoming emerging obstacles.

We considered technical, logistical, operational and occupational safety and health prevention aspects in the operation and maintenance activities have allowed us to:

•	protect the health and safety of operating personnel;

•	ensure operational continuity in the event of contagion of key personnel;

•	ensure the proper functioning of equipment and facilities;

•	guarantee the quality of services to internal and external clients;

•	identify additional actions to be taken during and after an emergency; and

•	maintain fluid communication and monitoring of personnel and their condition.

Likewise, and within the framework of this emergency, we optimized capital investments and operating expenses, without affecting the safety and reliability tasks that allow us to operate the gas pipeline system in accordance with current regulations.

System Improvements. In 2020, 2019 and 2018, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenances, prevention and inspection works.

We conducted integrity assessment tasks, such as in-line inspections along 218 miles and direct assessment through Close Interval Survey (CIS) and Direct Current Voltage Gradient Survey (DCVG) techniques (sections with no scraper traps) over 105 miles of pipelines. These tasks have been conducted to identify, assess and control threats to the integrity of our pipelines, such as external and internal corrosion, geometrical defects, manufacture and/or construction anomalies, and coating failures, among others.

With reference to our recoating program, in 2020 we successfully concluded 15 miles of recoating replacement works, distributed 9 miles in the Neuba I Gas Pipeline between Barrosa and Roca, 6 miles in the General San Martín Gas Pipeline, over the discharge of the Piedrabuena Compressor Plant, and in the river crossing in Río Seco, following safety protocols in view of the presence of explosive material from the construction period. This program, being the most relevant of the works involved in the RTI was the most important ever faced by us not only because of its economic scope but also due to the technical deployment it entails along three times as many kilometers as the average programs carried out over the last five years.

Moreover, in these works we have continued performing nondestructive testing (NDT) such as magnetic particles and ultrasound testing for the identification of manufactured anomalies in girth and seam welds and Stress Corrosion Cracking (“SCC”) in the body of the pipeline, by means of which we have been able to detect severe anomalies that could be removed through 66 pipe replacements.

As part of the SCC evaluation and mitigation plan, an internal inspection plan was carried out with "EMAT" technology to detect crack colonies. To date, 46 miles of the Buenos Aires Ring Pipeline have been completed. A work was carried out for which there are very few references in the world, the internal inspection with ultrasound tool (UTCD) in liquid pothole in 67 miles of the San Martín gas pipeline in the discharge of PC San Julián. This is the first time this type of inspection is carried out in Latin America. This innovative operation allowed complementing EMAT technology, maximizing the capacity of detection of cracks by SCC and rehabilitation of the 67 miles of pipeline.

In 2020 we replace of more than 257 meters of pipeline with TECOM in the Neuba I pipeline, at the Cerri discharge, to mitigate SCC cracks identified by the EMAT tool.

On the other hand, based on the analysis and planning carried out by the pipeline integrity team, a campaign was carried out to evaluate 94 defects due to external corrosion, geometric defects, anomalies in longitudinal seam weld and girth weld, which required immediate repair through the installation of 8 sleeves and 479 meters of pipe replacement.

With respect to the cathodic protection system, in order to mitigate the advance of corrosion and increase the reliability of the system, the system was reinforced with the installation of four new pieces units, the installation of 16 anode reinforcements and the renovation of three installations that were obsolete. These measures were reinforced with the execution of the remote equipment monitoring plan, for which radio equipment was upgraded in 11 cathodic protection facilities.

Regarding the Buenos Aires ring gas pipeline, being this an area with a high population concentration in the system, and in order to minimize the risks inherent in this segment of the gas pipeline system, we continued with the implementation of works to mitigate the risk of damage by third parties. Thus, the signage of the facilities has been reinforced along the entire pipeline system in populated areas, among others. In addition, virtual and remote damage prevention activities were carried out in sensitive areas of the system, such as radio broadcasting, media and networks for the general public, as well as virtual meetings with municipalities and soil movement and service companies, in order to raise awareness of the risks associated with gas pipelines and how to prevent them.

Alluvial repair works have been carried out in the gas pipelines. These tasks are intended to mitigate and remedy the effects of external forces, such as heavy rains, which erode and leave exposed pipe segments. Thus, works have been carried out to recover the pipeline cover of the interconnection gas pipeline in Loma La Lata, mitigating the risk of exposure and damage to the facilities.

During 2020, and in spite of the COVID, we have successfully carried out the winter maintenance plan, which allows us to guarantee the safe and reliable operation of the gas pipeline system.

Works were carried out in the compressor plants of Moy Aike and Magallanes, giving more flexibility to the operation of the system, avoiding the shutdown of turbo-compressors when their use is not required for short periods of time.

Also, scrapers launching and receiving traps were installed to carry out the maintenance and internal cleaning of gas pipeline sections, as well as the passage of Smart Pigs to detect the state of integrity of each section. This task was carried out both in the Province of Buenos Aires and in loops to the Neuba II trunk line and in the General Cerri - Las Heras section.

Work was carried out to improve the F&G (Fire and Gas) systems of the turbocompressor huts outdoor enclousures at the Bosque Petrificado Plant, bringing them up to NFPA (National Fire Protection Association) standards, and reporting their tripping to the plant control room and through the SADYC -data acquisition and control system- to the Cerri node. Also, a blocking and venting system was incorporated to the fuel gas line in case of system tripping.

In the Indio Rico compressor plant, we changed the control system of the two turbo compressors, whose components were in obsolescence period and made maintenance tasks difficult, thus increasing the reliability of the operation. This same task has been carried out at other points of the system, which has allowed us to modernize the control system used.

We have also carried out works in both the Confluencia and Magallanes compressor plants, changing certain components and making adaptations to the system to allow safer and uninterrupted operation.

Improvements were also made to the transportation measurement systems, installing clamp-on measurement systems directly on the gas pipelines, when previously the measurement was located inside the Compressor Plant. These works were carried out at PC Magallanes, Dolavon and Manantiales Behr. Improvements were also made in the metering stations located in the Buenos Aires ring. These works were carried out in Las Heras, Ezeiza and Gutiérrez.

Finally, the operation of the system during 2020, despite the COVID, was satisfactorily carried out with no interruptions in the service. There has only been one leak on the interconnection gas pipeline Neuba I - Huincul Senillosa 16", in the Province of Neuquén, which did not cause any interruption in the service provided. As a result, there were no victims or significant damages.

During 2019, we experienced two pipeline failures, one in the General San Martín pipeline—between the San Julián and Río Seco compressor plants, in the Province of Santa Cruz and one event caused by third parties in the Cordillerano pipeline—between the Plaza Huincul and Picún Leufú compressor plants. Neither of such failures resulted in material service interruptions, significant damages, or casualties. Despite such incidents, our pipeline system met the natural gas dispatch demand and was in accordance with the requirements of ENARGAS and other relevant authorities. Except for the rupture described above, there was no any other major safety related incident in our system in 2019.

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

Ownership of the works of the Second Expansion is vested in NAFISA and the investment is financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have subscribed to the additional capacity. The works are being repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we are in charge of their operation and maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement and the rendering of natural gas firm transportation services. In order to compensate us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006, we are paid a monthly CAU, which currently is lower than the transportation tariff. The CAU has resulted in increased fees and revenues in our Natural Gas Transportation segment as the expansion works have become operational.

In May 2011, we received debt securities (valores representativos de deuda) from the Gas Trust, issued February 2010, which canceled the account receivable related to services rendered for the 247 MMcf/d expansion works of the Second Expansion. These debt securities were issued in an aggregate principal amount of Ps.48.1 million, amortize principal in 85 consecutive equal monthly installments, and bear interest at the Coeficiente de Estabilización de Referencia established by Decree No. 214/2002 (“CER”), or Reference Stabilization Ratio as published by the BCRA, plus a fixed spread of 8% from their date of issue.

In October 2011, we, the Federal Energy Bureau and the trustee of the second Gas Trust agreed on the terms and conditions under which we manage the operation of the assets associated with the Second Expansion. As compensation for these additional services, we received a total of Ps.37 million (not adjusted for inflation) for the 131 MMcf/d expansion works remaining to complete the Second Expansion, in addition to the debt securities received in May 2011. The amendment agreement provided for an advance payment equal to 20% of the total remuneration, which was paid, 10% in cash and 90% in the form of additional debt securities from the Gas Trust. The securities are being amortized in 96 monthly, consecutive equal installments and bear interest at CER plus a fixed spread of 8% from their date of issue.

On July 20, 2016, NAFISA notified us of the former Ministry of Energy’s decision to suspend works for the Second Expansion. We took measures for the collection of the amounts owed by NAFISA to us. Subsequently, on February 2017, NAFISA resumed repayment of the promissory notes it issued to us evidencing NAFISA’s payment obligations to us for the work we completed on the Second Expansion. During 2020 and 2019, we did not have significant delays in the collection of these credits.

Technical Assistance Services Agreement. As part of its bid to purchase a 70% interest in us from the Government, CIESA was required to have an investor-company with experience in natural gas transmission that would serve as our technical operator. In late 1992, we entered into a Technical Assistance Agreement with PEPCA (the “Technical Assistance Agreement”), an indirect, majority-owned subsidiary of Enron Corp. (“Enron”). The term of the Technical Assistance Agreement was for eight years from December 28, 1992, renewable automatically upon expiration for an additional eight-year term, and was assigned to Petrobras Argentina S.A. (“Petrobras Argentina”) as part of a master settlement agreement. Since July 2004, Petrobras Argentina was our technical operator and was in charge of providing assistance related to, among others, the operation and maintenance of the natural gas transportation system and related facilities and equipment in order to ensure that the performance of the system is in conformity with international natural gas transportation industry standards and in compliance with certain Argentine environmental standards.

On July 27, 2016, Petrobras Argentina was acquired by Pampa Energía. For further information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

With the prior approval of ENARGAS and our Board of Directors, in December 2017, we and Pampa Energía agreed to a technical, financial and operational assistance service agreement (the “SATFO”) for a three-year term. The SATFO substantially contains the same terms as the Technical Assistance Agreement, as amended. However, the scope of the contract was extended to include a greater number of services that Pampa Energía must render us. Any amendment, assignment or even termination of the SATFO has to be authorized by ENARGAS. Pursuant to the SATFO, the currency for the technical assistance fee paid to Pampa Energía is U.S. dollars. Our Audit Committee analyzed the SATFO and concluded that its price is on market terms.

The SATFO sets out the services to be provided by Pampa Energía to us, at the request of our Chief Executive Officer. Between December 2017 and October 2019 we received from Pampa Energía technical, financial and operational assistance and we paid a monthly fee for such services in amounts equal to the greater of (i) U.S.$3 million and (ii) an amount equal to 7% of the difference between our net income before interests and income taxes of the most recently ended twelve-month period and U.S.$3 million.

The services provided by Pampa Energía to us under the SATFO include assisting us in the following matters to the extent that they arise in the ordinary course of business: (i) replacement, repair and renovation of facilities and equipment to ensure that the performance of the system is in accordance with international gas transportation industry standards; (ii) preparation of performance evaluations, operating cost analysis, construction assessments and advice related to budget control; (iii) advice regarding safety, reliability and efficiency of system operation and gas industry services; (iv) advice regarding compliance with applicable laws and regulations relating to safety and industrial hygiene, pollution and environmental protection of the system; (v) routine and preventive maintenance of the system; (vi) staff training; (vii) design and implementation of the necessary procedures to provide with the aforementioned services; (viii) financial and insurance advice; (ix) advice on operational improvements such as risk analysis, generation and commercialization of electric energy, operative management of the “midstream,” human resources management, and legal and supply management; (x) advice on non-regulated businesses such as midstream, electric, petrochemical, processing, and construction, among others; and (xi) design and implementation of all major aspects of natural gas transportation and liquids production, as well as administrative information and control system to adequately inform our management group.

Our Board of Directors, at its meeting held on September 17, 2019, approved a proposal for Pampa Energía, as technical operator of the SATFO, for a significant reduction in the compensation it receives under the SATFO. The General and Special Shareholders Meeting held on October 17, 2019 ratified such proposal. The Audit Committee also expressed its favorable opinion to such proposal, as required by the Capital Markets Law, because Pampa Energía is our related party.

According to such amendment, we extended the term of the SATFO until December 27, 2024 (automatically renewable for three more years), and replaced the provisions relating to the calculation of the fee payable to Pampa Energía. Pursuant to the amended SATFO, the monthly fee payable to Pampa Energía shall be equal to the greater of: (i) U.S.$0.5 million and (ii) an amount equal to the percentage specified below for the corresponding period applied to the difference between our net income before interests and income taxes of the most recently ended twelve-month period:

•	From 12/28/2019 to 12/27/2020: 6.5%

•	From 12/28/2020 to 12/27/2021: 6%

•	From 12/28/2021 to 12/27/2022: 5.5%

•	From 12/28/2022 to 12/27/2023: 5%

•	From 12/28/2023 to 12/27/2024 and onwards: 4.5%.

For the year ended December 31, 2020, we recorded a charge of Ps. 1,430 million for services rendered by Pampa Energía pursuant to the amended SATFO.

The Argentine Natural Gas Industry

Historical Background. Prior to the privatization of GdE, the Argentine natural gas industry was effectively controlled by the Government.

In 1992, the Natural Gas Law was passed providing for the privatization of GdE. The Natural Gas Law and the related decrees provided for, among other things, the transfer of substantially all of the assets of GdE to two natural gas transportation companies and eight distribution companies. Currently there are nine authorized companies to distribute natural gas in Argentina. The ninth concession was added in 1998 and covers the Mesopotamian provinces, Formosa, Chaco, Entre Rios and Misiones which previously had no network for natural gas service. The license for the Mesopotamian region was awarded to GasNea S.A. The transportation assets were divided into two systems on a broadly geographical basis, the northern and southern trunk pipeline systems, designed to give both systems access to natural gas sources and to main centers of demand, including the greater Buenos Aires area. As a result of the division, our natural gas transportation system is connected to the two natural gas distribution systems serving the greater Buenos Aires area, one serving Buenos Aires Province (excluding the greater Buenos Aires area and the northeast of this province) and one serving southern Argentina. TGN is connected to five distribution systems serving northern Argentina. TGN is also connected to the natural gas distribution systems serving the greater Buenos Aires area and, to a limited extent, the natural gas distribution system serving Buenos Aires Province (excluding the greater Buenos Aires area). In the two instances where we are directly connected to a natural gas distribution system with TGN, we are the principal supplier of natural gas transportation services.

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

•	creation of trust funds (Resolution No. 185/04 of the former MPFIPyS) in order to finance infrastructure works in transportation and distribution of natural gas;

•	importation of natural gas from Bolivia and Chile, which has increased significantly over the past two years;

•	importation of liquiefied natural gas (“LNG”) through vessels;

•	creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas; and

•	under Law No. 26,741, a stimulus program was created to encourage new investments in exploration and exploitation.

•	the establishment of the 2020-2024 natural gas scheme through the Plan Gas.Ar.

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

Macri’s administration (December 2015 – December 2019) took a series of measures to guarantee supply to meet the growing energy demand. These measures are also aimed at encouraging private investment in the exploration and exploitation of new areas of natural gas production. Such measures include the following:

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

These resolutions were subject to several legal actions questioning their validity, and on August 18, 2016, the National Supreme Court of Justice (hereinafter, the “Supreme Court”) issued a decision (i) requiring compulsory public hearings prior to the establishment of new natural gas transportation and distribution tariffs, (ii) requiring compulsory public hearings prior to the establishment of a new point-of-injection gas price, and (iii) invalidating Resolutions 28 and 31 with respect to residential users, for whom the tariffs effective as of March 31, 2016, were required to be restored.

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

After the September 2016 Public Hearing, the Ministry of Energy issued Resolution No. 212 – E/2016 which, among other things:

•	fixes the natural gas prices in PIST;

•	provides that the total amount of natural gas prices in PIST shall not exceed certain limits according to the type of customer;

•	maintains the social tariff for the protection of the most vulnerable sectors;

•
establishes the new propane prices for the distribution of undiluted propane gas through networks, settling at Ps.800/Tn for residential users and general service P1 and P2, and Ps.2,100/Tn for general service P3 users; and

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

On February 11, 2019, the Energy Ministry issued Resolution No. 32/2019 which sets a new mechanism for price competitions for the provision of natural gas that are developed within the framework of the Mercado Eléctrico de Gas S.A. (“MEGSA”) and that will cover the demand for the period from April 1, 2019 to March 31, 2020.

Since March 2020 primarily due to the COVID pandemic and geopolitical tensions among OPEC members and Russia, the oil and LNG prices have fallen sharply and been very volaitle. In addition, the quarantine measures taken by the Government to slow down COVID spread have caused a significant decrease in the consumption of natural gas and gasoline. The demand for natural gas in the industrial sector is affected by a reduction of small industries that have been paralyzed especially in the Great Buenos Aires, and some large industries that have reduced their activity.

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

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the breakdown of natural gas consumption in Argentina in 2005 and 2020 by type of consumer:

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

The following table sets forth local natural gas consumption by type of consumer for 2003 and the five consecutive years to 2020, in Bcf:

	2003	2016	2017	2018	2019	2020
Residential (1)	704.3	1,153.8	1,030.4	1,026.8	987.9	1,012.5
Commercial	98.8	132.4	123.0	121.6	140.9	106.9
Industries (2)	1,033.6	1,169.2	1,210.9	1,276.5	1,330.6	1,234.8
Power plants	846.7	1,548.3	1,671.7	1,663.1	1,461.5	1,375.9
CNG	255.4	273.5	246.9	232.3	238.2	180.8
Others (3)	37.7	46.3	43.1	41.8	41.5	30.8
Total	2,976.5	4,323.4	4,326.0	4,362.0	4,200.5	3,941.8

(1)	Includes subdistributors.
(2)	Includes shrinkage natural gas from the Cerri Complex, which is included in Others.
(3)	Includes governmental bodies.
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

Natural gas consumption during the first quarter of 2020 was at similar levels to those of the previous year. The largest differences were recorded in the electricity generation sector, mainly as a result of variations in temperatures and water availability when comparing the same periods of 2019, and to a lesser extent, during the first quarter of 2020 there were even higher exports to Chile. Given the COVID, from the second quarter onwards, the sectors most impacted by the isolation measures were the consumption of compressed natural gas for vehicles (CNG) and the industrial sector. At the same time, electricity demand from industry and commerce fell during these months (a fall partially cushioned by higher residential consumption), added to higher renewable and nuclear generation and the entry of more efficient thermal power plants, all these factors, mainly added to a lower availability of gas in the fields, led to a lower consumption of natural gas by power plants -which had to resort to the use of alternative fuels in winter-. Towards the end of 2020, some recovery can be observed in the hardest hit sectors, although we are still below the previous year's records, mainly in exports, which failed to recover due in part to the drop in natural gas production.

In 2020, natural gas demand decreased with respect to 2019 by 282 MMcf/d, mainly due to the fall in exports, industrial consumption, CNG and power plant consumption (which had to resort to the use of substitute fuels - diesel and fuel oil - due to the lack of sufficient gas availability in the winter).

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Norwest in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2020, 61% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LNG tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf basin. We are not connected to the Cuyo or Northwest basin.

The graph below shows the evolution of gross natural gas production from 2009 to 2020 in MMcf/d:

Source: Secretary of Energy

Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves, reserve life and production as of December 31, 2019 and 2018 (the most recent years for which information is available):

Basin	Location by province	Proved Gas Reserves(Bcf)(1)(2)		Production (Bcf)		Reserve Life (years)(3)
		2019	2018	2019	2018	2019	2018
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza (South)	8,239.0	7,001.2	1,085.4	1,002.7	8	7
Austral	Tierra del Fuego, Santa Cruz (South), and offshore	1,451.9	3,545.9	165.3	406.9	9	9
San Jorge Gulf	Chubut, Santa Cruz (North)	3,219.3	1,496.6	425.2	174.7	8	9
Cuyo	Mendoza (North)	4.8	10.6	1.8	1.7	3	6
Northwest	Salta, Jujuy, Formosa	388.4	452.6	65.2	74.5	6	6
Total		13,303.3	12,506.9	1,742.9	1,660.5	8	8

(1)
Estimated as of December 31, 2019 and 2018, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)	Weighted average reserve life for all basins, at the 2018 or 2017 production levels, respectively.
Source: Ministry of Energy.

In 2020, total natural gas production decreased by 9% with respect to the previous year, from 1,743 Bcf to 1,592 Bcf, the Neuquén basin accounted for more than 70% of the drop. This decrease was mainly attributable to the decrease in production and consumption as a result of the COVID and to the medium/long-term price signals perceived by the producer.

In 2020, YPF continued to be the main producer in Argentina with a 27% market share, followed by Total Austral S.A. with a 26% market share. The graph below shows the market share of the main natural gas operators in Argentina in terms of production for 2020.

Source: Secretary of Energy

In May 2019, as a result of the development of the Vaca Muerta field, Argentina reached its peak natural gas production in the last ten years. In 2019, total natural gas production increased by 5.0% with respect to the previous year, from 1,661 Bcf to 1,743 Bcf. This increase was mainly attributable to non-conventional exploitation (shale + tight) in the Neuquina basin and, to a lesser extent, other developments in the Austral basin. In particular, non-conventional gas showed a significant increase mainly due to the continued positive performance of Tecpetrol S.A. and its development of the Fortín de Piedra fields. Increase in production resulted in a decreased in imports although imports continue representing an important percentage of natural gas.

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

In December 2015, YPF and Dow Argentina S.A., a subsidiary of Dow Chemical Co., announced an investment of U.S.$500 million in 2016 for shale gas exploration in Argentina. Both companies, which have already invested U.S.$350 million in a joint shale gas venture, said in a statement that total investment could reach U.S.$2.5 billion in coming years. For additional information regarding the development of Vaca Muerta formation, see “—Neuquina Basin” below.

Despite the decrease in natural gas demand caused by the ASPO measures, the drop in production of 388 MMcf/d resulted in an increase in natural gas imports compared to the previous year (67 MMcf/d) and higher consumption of liquids (gasoil and fuel oil) in power plants, especially in the winter months.

Supply from Bolivia –under the framework of the agreement entered by both governments – hit an average of 526 MMcf/d, 32 MMcf/d higher than the volume recorded in 2019. Liquefied natural gas imports (“LNG”) by sea— which is regasified and injected into the natural gas transportation system at the Escobar port located in the Province of Buenos Aires— recorded an average contribution of 198 MMcf/d in 2020. This volume was much higher than the 166 MMcf/d LNG’s contribution that had been recorded in 2019.

The natural gas production of the Neuquina basin represented approximately 61% of the total production of natural gas in Argentina during 2020. The chart below shows the evolution of the MMcf/d of natural gas produced in the applicable basin for the period indicated.

Due to the worsening of the macroeconomic conditions in Argentina, on August 15, 2019, the Government issued Decree No. 566/2019, amended by Decree No. 601/2019, which froze fuel prices on the local market for a period of 90 days.

Additionally, since April 2019, the Government has been developing a regulatory framework to replace the current LNG and liquid fuels imports with nonconventional natural gas from the Vaca Muerta area, which requires to be transported to urban areas. Under Resolution 82, after several delays, an open bidding to grant a 35-year period license including the construction and operation of a new natural gas pipeline system was launched. For additional information see “Item 4. Our Information. B. Business Overview. Expansions of the system.” On December 30, 2020, the Secretary of Energy enacted Resolution No. 448/20 cancelling the aforementioned tender. The Undersecretary of Hydrocarbons has been instructed to evaluate other alternatives for the construction of a new gas pipeline and/or the expansion of transportation capacities. As of the date of this Annual Report there were no new development regarding this new natural gas pipeline.

Due to the current context of the natural gas market (lower production due to the lack of price signals in the medium/long term, lower exports, increased imports and higher consumption of oil derivatives for power plant consumption), the Government established the Plan Gas.Ar. This plan establishes the need to guarantee the supply of natural gas demand while establishing incentives to make immediate investments for the maintenance and/or growth of production in the productive basins, where the producers must commit to achieve a production curve that guarantees the maintenance and/or increase of the current levels.

The program guarantees a mechanism to meet the natural gas needs of priority demand and power plants, allowing exports of unused balances in non-winter period. The program will have a duration of four years and may be extended by the Energy Secretariat based on its evaluation of the situation in the gas market. For offshore projects a term of up to eight years is contemplated due to the particularities of this type of projects.

On December 3, 2020, the first auction was held within the framework of the Plan Gas.Ar in which the government was seeking a base of 2,472 MMcf/d, corresponding to the Neuquén Basin 1,667 MMcf/d, to the Austral Basin 706 MMcf/d and to the Northeast Basin 99 MMcf/d, plus additional volumes in winter. Neuquén-based producers offered 1,743 MMcf/d. From the Austral Basin, bids totaled 653 MMcf/d. The initiative obtained 2,396 MMcf/d, just below the target.

On February 22, 2021, through Resolution No. 129/2021, the Secretary of Energy called for a new bidding within the framework of the Plan Gas.Ar to supply natural gas production for the winter period. Bids were submitted on March 2, 2021 and the awarding ceremony took place on March 10, 2021.

Additionally, and with the same purpose of supplying the winter peak demand, YPF and IEASA launched a bidding process to supply natural gas production for the winter period. IEASA launched a bidding process for the acquisition of an LNG regasification vessel in Bahía Blanca as it has been done in the past. Finally, in April 2021, Excelerate resulted in the awarded company of the above mentioned bidding process.

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

Since then, the development of non-conventional gas in the Province of Neuquén has played a leading role in the increase in production of natural gas.

Due to the COVID pandemic, production in the Neuquina Basin during 2020 was 10% lower than the previous year. This is a variation above the average and 2.3 times higher than that of the second largest basin (Austral).

Until 2019, Argentina and international producers have been actively seeking opportunities to develop the Neuquina basin; however, given the macroeconomic uncertainty in Argentina and the recent measures adopted by the Government towards the end of 2019 and the beginning of 2020 (including the Solidarity Law), the number of drillings in the area and production significantly decreased. For example, there were no drillings registered in February and March 2020 and production in the Fortin de Piedra area was reduced by 30% between January and December 2019. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—The impact of reforms and measures taken or to be taken as a result of the change of administration are uncertain.”

If brought online, this reserve could potentially help offset the continued decline of the existing production of the Neuquina basin. The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 53.5% was transported by us and approximately 46.5% by TGN for the year ended December 31, 2020.

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

Under the framework enacted by the Government to promote investments after the issuance of Decree No. 929/2013, in 2014, a joint operation was formed by Wintershall Energía S.A., Total Austral S.A. and Pan American Energy LLC Sucursal Argentina for the investment of U.S.$1,000 million in off-shore gas fields (Vega Pleyade) located in the Tierra del Fuego region.

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

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina is comprised by the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees (primarily Decree No. 2255/92, which includes the Basic Rules for Transportation Licenses and Regulations of the Transportation Services), the Pliego, the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law of Argentina regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations, which are no longer in effect, significantly altered the regulatory regime under which we operated since 2002. Notwithstanding this, in December 2019 the national congress passed the Solidarity Law that introduced certain modifications to the RTI concluded in March 2018 with the issuance of Decree 250. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Argentine Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector. Finally, on January 31, 2018, through Decree No. 84/2018, the Executive Branch appointed Mauricio Ezequiel Roitman as ENARGAS President for a period of five years, thus terminating the intervention period. However, the Solidarity Law established a new intervention of ENARGAS. Thus, on March 16, 2020, by means of Executive Order No. 278/2020, Federico Bernal was appointed as intervention inspector for a period of one year. ENARGAS´intervention was extended through Decree 1,020.

ENARGAS has broad authority to regulate the operations of the transportation and distribution companies and has its own budget, which must be included in the Argentine national budget and submitted to the Argentine Congress for approval. ENARGAS is funded primarily by annual control and inspection fees that are levied on regulated entities in an amount equal to the approved budget allocated proportionately to each regulated entity based on its respective gross regulated revenues, excluding natural gas purchase and transportation costs in the case of distribution companies.

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

At the end of May 2007, due to the rising demand for natural gas resulting from unusually low temperatures throughout the country, ENARGAS and the Federal Energy Bureau utilized their authority under Resolution 208/04 for the first time. ENARGAS honored our petition and submitted written instructions to us. We complied with these instructions, and as of the date of this Annual Report, our compliance has not resulted in legal action, by any of our firm transportation clients, that could have a significant adverse economic and financial effect on us. As of the date of this Annual Report, only one client (Profertil S.A.) has brought legal actions against us, in respect of service interruptions that occurred in 2009, 2010 and 2011, which at the date of this Annual Report are in the evidentiary stage. In this action, ENARGAS ruled in our favor alleging that the interruptions were due to the shortage of natural gas.

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

Our License. Our License authorizes us to provide the public service of natural gas transportation through the exclusive utilization of the southern natural gas transportation system. Our License does not grant us an exclusive right to transport natural gas in a specified geographical area, and licenses may be granted to others for the provision of gas transportation services in the same geographical area. TGN’s natural gas transportation system is operated under a license containing substantially similar terms to those described below and elsewhere herein.

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

Our License establishes a system of penalties in the event of a breach of our obligations thereunder, including warnings, fines and revocation of our License. These penalties may be assessed by ENARGAS based, among other considerations, upon the severity of the breach or its effect on the public interest. Through Resolution No. 22/2018, ENARGAS adjusted the amounts of fines applicable in the event of a breach of obligations, which amount shall be updated on April of every year. On May 7, 2019, through Resolution No. 251/2019, ENARGAS updated the amounts of the fines up to Ps.21.1 million.

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

In addition, as licensee for the provision of gas transportation services, we are subject to Law No. 27,437 (Ley de Compre Argentino y Desarrollo de Proveedores), which is regulated by Decree No. 800/2018 and Resolution 91/2018 of Argentine Secretary of Industry. This law provides a regime for purchases from the Government and other concessionaires of public services in Argentina. Pursuant to Article 1 of this law, all public officers, including those in private companies providing public services under licenses and concessions, are required to give preference to the acquisition, lease or lease of goods of national origin.

Decree No. 465/19. On July, 2019, the Executive Branch issued Decree No. 465/2019, which instructed SHR to start a national and international bidding process, to grant a new license for the natural gas transportation system, which includes the construction of a pipeline between Tratayén and Salliqueló (in the Buenos Aires Province) and between Salliqueló and San Nicolás. Through Resolution No. 437 issued on July 30, 2019, SHR called for the bidding process. On April 2, 2020, the Secretary of Energy extended the deadline to submit the bids until December 30, 2020 and announced amendments to the bidding terms and conditions. On December 30, 2020, Resolution 448/20 cancelled. The Undersecretary of Hydrocarbons has been instructed to evaluate other alternatives for the construction of a new gas pipeline and/or the expansion of transportation capacities. On December 30,2020 the Secretary of Energy enacted Resolution No. 448/20 cancelled the aforementioned public bidding process.

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
Source: ENARGAS Resolution 120.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2018, to September 30, 2018, following the issuance of Resolution No. 310/2018 (the “Resolution 310”):

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
Source: ENARGAS Resolution 310.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from October 1, 2018, to March 31, 2019, following the issuance of Resolution No. 265/2018 (the “Resolution 265”):

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
Source: ENARGAS Resolution 265.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2019, to March 31, 2020, following the issuance of Resolution No. 192/2019 (the “Resolution 192”) and the enactment of the Solidarity Law and Decree 1,020 which provides that natural gas transportation and distribution rates will remain unadjusted until the RTI process concludes or the ENARGAS issued therResolutions included a transitional tariff increase. As of the date of this Annual Report no action has been taken in connection with the adjustment of our fees pursuant to the RTI or any transitional increase:

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
Source: ENARGAS Resolution 192.

In addition to the tariffs above, we are entitled to a CAU. Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016, by ENARGAS. We received an additional 50% and 19.7 % increase in the CAU on April 1, 2018, and October 1, 2018, respectively. In 2020, we recognized revenues of Ps. 840 million as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Tariff situation.

Background and Renegotiation Process

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, which introduced dramatic changes to Argentina’s economic model, empowering the Government to implement, among other things, additional monetary, financial and foreign exchange measures to overcome the economic crisis in the short-term and bringing to an end the regime established pursuant to the Argentine Convertibility Act, including the fixed parity of the U.S. dollar and the peso. Among others, the Public Emergency Law granted the Executive Branch the power to conduct a renegotiation of public utility contracts and the tariffs set therein. The Public Emergency Law expired on December 31, 2017.

In July 2003, UNIREN was created in order to reach total or partial agreements with the licensees and/or concessionaires of public services and submit proposals regulating the transitory adjustment of tariffs and prices, among other things.  Under this framework, we signed with UNIREN (i) the agreement dated October 9, 2008, between TGS and former UNIREN (the “2008 Transitional Agreement”) that contemplated a tariff increase of 20%, which was not finally implemented as the Government did not issue the corresponding regulatory rules, and (ii) the agreement dated October 2015 between us and the former UNIREN, which incorporated ENARGAS Resolution No. 3347, including, as of May 1, 2015, a transitional increase of 44.3% in the price of the natural gas transportation service and a 73.2% increase in the CAU. Following UNIREN’s failure to comply with certain of its obligations under different renegotiation agreements, we took legal actions against UNIREN.

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

As several legal proceedings were initiated against Resolution 3724 in order to obtain the annulment of the increase of the PIST and the tariff increases for the natural gas transportation and distribution licensees approved by ENARGAS, we were not able to bill the 200.1% increase in full. On August 18, 2016, the Supreme Court order issued its final decision mandating the Government to (i) implement compulsory public hearings prior to the establishment of natural gas transportation and distribution tariffs, (ii) implement compulsory public hearings prior to the establishment of the point-of-injection gas price and (iii) declare the invalidity of Resolutions 28 and 31 with respect to residential users, for whom tariffs had to be returned to tariff rates effective as of March 31, 2016.

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

In January 2011, Pampa Energía acquired, among other assets, (i) PEPCA along with Enron’s and Ponderosa’s economic rights to monitor, suspend and withdraw the ICSID Claim and (ii) from Ashmore Energy International Limited, the financial debt of CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000.

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

The acquisition of the Rights of the Arbitration Proceeding was implemented through the transfer to a trust established outside of Argentina, of which we are the beneficiary.

On March 27, 2018, the Executive Branch issued the Decree No. 250, which ratified the 2017 Integral Agreement (as defined below). This decree represents the conclusion of the RTI process and the finalization of the agreement signed on March 30, 2017, between TGS and the Government (the “2017 Transitional Agreement”) and, thus, the final renegotiation of our License.

Therefore, on June 26, 2018, as a result of the conclusion of our renegotiations of our License, we, CIESA and its former and current shareholders withdrew all of the legal claims, including the ICSID Claim, filed against the Government related to our business resulting from the Public Emergency Law.

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

A further public hearing in connection with the integral renegotiation was conducted on February 20, 2018, to address (i) a tariff adjustment and (ii) an incremental tariff resulting from the pipeline system expansion project presented by us to ENARGAS on December 19, 2017, involving the building of 47 miles of pipeline extending from the towns of Mercedes and Los Cardales in the Province of Buenos Aires and the installation of a compressor plant at the wellhead. This project would require an initial investment of U.S.$150 million and would allow the incremental transportation of 388MMcf/d of natural gas, with financing through an investment factor (“k” factor).

As a consequence of the public hearing mentioned above, on March 27, 2018, ENARGAS issued Resolution 310, which stated a tariff increase of 50% for the natural gas transportation tariff and the CAU effective as of April 1, 2018.

On March 27, 2018, through Decree 250, the Executive Branch ratified the 2017 Integral Agreement, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concludes the RTI process and terminates the 2017 Transitional Agreement, representing the final renegotiation of our License with the Government after 17 years of negotiations. As a result of the foregoing, (i) we are entitled to the final tariff increase contemplated in Resolution 4362 (finally granted by Resolution 310 mentioned above), and (ii) we and our current and former shareholders withdrew any claim against the Government related to our business resulting from the Public Emergency Law, including the ICSID Claim, on June 26, 2018.

On June 21, 2019, SHR issued Resolution 336, through which the payment of 22% of the bills issued from July 1, 2019, to October 31, 2019, to residential customers of natural gas was deferred. Such deferral will be recovered through the bills issued from December 1, 2019, in five consecutive monthly installments. It is expected that the Government will compensate licensors for such deferral. On August 22, 2019, SHR issued Resolution No. 488/2019 (“Resolution 488”), which established the procedure to calculate the deferral provided by Resolution 336. Furthermore, Resolution 488 instructs the implementation of a procedure to calculate and pay the compensation for licensors.

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

On February 26, 2019, a new public hearing took place with the aim of establishing the semiannual tariff. On March, 29 2019, ENARGAS issued Resolution 192, which provides an increase of 26% over the tariff for the natural gas transport service. This increase came into effect on April 1, 2019, and was calculated considering the WPI for the period August 2018–February 2019.

On September 3, 2019, SHR issued Resolution 521 – later complemented by Resolution N° 751/2019–which defers the semiannual adjustment corresponding to October 1, 2019, to February 1, 2020.

During 2020, due to the economic context and the effects of the COVID, we have not received any tariff increase, which would have corresponded according to what was stipulated in the RTI process.

On June 9, 2020, through Resolution No. 80/2020, ENARGAS created the Coordination and Centralization Commission - Law No. 27,541 and Decree No. 278/20, for the purpose of coordinating the comprehensive tariff review process set forth in article 5° of the Solidarity Law, which provided that natural gas transportation and distribution tariffs were to be maintained without adjustments for a maximum term of 180 days as from December 23, 2019 and empowered the Executive Branch to renegotiate them, either within the framework of the RTI in force or through an extraordinary review pursuant to the provisions of the Natural Gas act.

On June 19, 2020, the PEN issued Decree No. 543/2020 extending the effectiveness of the aforementioned Article 5° for an additional term of 180 calendar days, i.e., until December 16, 2020.

By means of Decree 1020 the validity of said article was extended for an additional term of 90 calendar days or until the new transitory tariff charts enter into force, whichever occurs first.

It establishes that the term of the renegotiation may not exceed 2 years from the effective date of said decree, suspending until then the agreements corresponding to the respective RTI in force with the scopes determined in each case by the ENARGAS. The renegotiation process will culminate with the subscription of a final agreement on the RTI.

The decree defines ENARGAS to carry out the renegotiation process. Within the renegotiation process, transitory adjustments of tariffs and/or their segmentation may be foreseen, as the case may be. Likewise, it must carry out the relevant and appropriate public hearing, public consultation and citizen participation regimes, as well as give intervention to the Procuración del Tesoro de la Nación and to the Sindicatura General de la Nación. Finally, the resulting agreement must have the corresponding governmental approvals.

On February 17, 2021, by means of Resolution No. 117/2021, the Secretary of Energy called a public hearing for March 15, 2021 in order to discuss the PIST price to be subsidized by the National Government.

On February 22, 2021, ENARGAS issued Resolution No. 47/2021 by means of which a public hearing was called to be held on March 16, 2021 for the purpose of considering the transition tariff regime in accordance with the provisions of Decree 1020. As foreseen, we have presented at this hearing our proposal for a tariff increase calculated of 58.6%, beginning on April 1, 2021. It has been calculated based on our financial needs to satisfy operating and financial costs, capital expenditures and taxes, which were calculated considering the evolution of the inflation rate for a 12-month period since its inception. This required tariff adjustment does not contemplate any profitability but only the funds necessary to meet these obligations.

Likewise, in said public hearing, we denied and rejected the arguments put forward in the hearing by which it is considered that the current natural gas transportation rate is not fair, reasonable or transparent, and even mentioned in Decree PEN No. 1020/20, related to the alleged existence of serious defects in the administrative acts resulting from the procedure of the last RTI carried out for us and, in particular, that these defects are based on (i) the manipulation of the updating factor of the capital rate base used for the approval of our rate review; (ii) the lack of motivation and arbitrariness in the choice of the updating factor of the components of the aforementioned rate base structure; (iii) the application of the same factor for all licensees without technical, economic or legal justification since the cost structure of each is different; (iv) the incorrect use of the update factor in the index and the splice used; (v) impediments of a temporary nature that affected the normal development of the comprehensive rate review; and (vi) the exclusion of issues whose temporal timing resulted in the completion of the comprehensive rate review (reduction of percentages of gas withheld). We will vigorously defend our position in any event that the regulator was to impose to us.

As of the date of issuance of this Annual Report ENARGAS does not issue the regulatory measures in order to adjust our tariff.

In addition, Decree No. 311/2020 (the "Decree 311", as amended by Decree No. 756/2020), provided for the suspension of the cuts of public utilities for non-payment for a term of 180 days, subsequently extended until December 31, 2020, and the implementation of several measures aimed at sustaining the income of those sectors of the economy that suffer the most from the impact of the crisis. Both the aforementioned and the isolation measures have implied certain delays in the receipt of collections related to this business segment which, although it has improved recently, it cannot be guaranteed that such situation will be maintained in time.

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

Once the period of the extension of the License expires, we will be entitled to participate in the New Bidding, and, thus, we shall be entitled to:

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

Competition

Our Natural Gas Transportation business provides an essential public service in Argentina in accordance with Article No. 1 of the Natural Gas Law. Although there are no regulatory limitations on entry into the business of providing natural gas transportation services in Argentina, the construction of a competing pipeline system would require substantial capital investment and the approval of ENARGAS. Moreover, as a practical matter, a direct competitor would have to enter into agreements with natural gas distribution companies or end-users to transport a sufficient quantity of natural gas to justify the capital investment. The building and operation of a natural gas pipeline requires important technical know-how and high investment levels.

Also, the ability of new entrants to successfully penetrate our market would depend on a favorable regulatory environment, an increasing and unsatisfied demand for natural gas by end-users, sufficient investment in downstream facilities to accommodate increased delivery capacity from the natural gas transportation systems and the finding of significant natural gas reserves. Given the potential of Vaca Muerta’s non-conventional gas formation, other competitors, new market participants or even us in association with third parties may become interested in participating in the construction of new similar projects that could have an impact on our competitive position and on our financial situation and future results.

To a limited extent, we compete with TGN on a day-to-day basis for natural gas interruptible transportation services and, from time to time for new natural gas firm transportation services made available as a result of expansion projects to the natural gas distribution companies to whom both we and TGN are either directly or indirectly connected (Camuzzi Gas Pampeana S.A., Metrogas S.A. and Naturgy Argentina S.A.). We compete directly with TGN for the transportation of natural gas from the Neuquina basin to the greater Buenos Aires area.

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

Additionally, since April 2019, the Government has been developing a regulatory framework to transport nonconventional natural gas from the Vaca Muerta area to urban areas. For this purpose, on July 30, 2019, the SHR issued Resolution No. 437/2019 (“Resolution 437”), which published the rules for a public tender process to grant a new license, including the design and construction of a pipeline, for the operation of a new natural gas transport system, which would be completed in two stages: (i) first, by connecting the area of Tratayén in the Neuquén province with the area of Salliqueló in the Buenos Aires province, and (ii) second, by connecting the area of Salliqueló with the city of San Nicolás de los Arroyos in the Buenos Aires province. The first stage of the project was expected to be working in part within 18 months from the date the license were granted, and should have been fully operational within 24 months from the date of the license. The second phase of the project should be operative within 60 months from the date the license were granted.

On December 30, 2020, Resolution 448/20 was published, cancelling such public bidding. The Undersecretary of Hydrocarbons has been instructed to evaluate other alternatives for the construction of a new gas pipeline and/or the expansion of transportation capacities.

If this or an alternative project continues and is awarded to another company, then we will compete on a day-to-day basis for natural gas, interruptible transportation services and, from time to time, for new natural gas firm transportation services made available as a result of future expansion projects to transport nonconventional natural gas from the Vaca Muerta area.

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

During 2020, 2019 and 2018, all of our Liquid sales were on our own account. Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic market” below.

Liquids production in 2020 reached 1,287,093 short tons, an increase of 158,763 short tons or 14%, with respect to Liquids production in 2019. This was mainly due to the higher ethane marketed during 2020, given that in 2019 the customer was unable to process the product due to operational issues.  At the same time, higher tons of propane and butane were also obtained. There were no production restrictions during the winter period, as a result of lower demand due to the effect of the COVID pandemic.

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

In 2020, we were the second ethane producer behind MEGA, and our market share increased to more than 40% of the total ethane produced in Argentina in that year. The graphs below show our share in total propane and butane production in Argentina during 2020:

In response to the COVID pandemic, we have established the "Prevention Committee for Contingency against Coronavirus 2020", with the purpose of adopting the necessary measures to prevent the health of its collaborators and contractors, as well as to guarantee the processing and dispatch of LPG.

The guards at the Cerri Complex and Puerto Galván were reinforced and different training and prevention activities were carried out to ensure that the dispatch of products by truck or ship was not interrupted by any type of incident related to COVID. All these tasks were coordinated with the corresponding health authorities and in compliance with national, provincial and municipal protocols.

During 2020, propane and butane deliveries to the export market were operated on a spot basis, capturing opportunities associated with different market niches, which allowed for a considerable increase in the individual fixed premiums of each operation.

Regarding the export of natural gasoline, for the period from February 1, 2019 - January 31, 2020, the Company operated with Petrobras Global Trading B.V. under an agreement, which included an improvement in the commercial conditions in force during 2018. Subsequently, we continued to sell this product at market terms.

In 2020, although with some volatility, the average selling prices of propane, butane and natural gasoline destined for export recorded declines of 15%, 16% and 31%, respectively. The drop in international reference prices occurred mainly as of March 2020 due to the effects of the pandemic and began to show signs of recovery as of the last months of the year. International prices recovered sharply, even surpassing the prices in effect at the end of 2019.

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although volumes exported using this modality are much lower than exports by sea, they allow us to obtain a larger profit margin.

During 2020, we continued to market LPG through trucks, dispatching approximately 16,543 trucks (418,472 short tons) of our own product, compared to approximately 13,781 trucks (343,240 tons) dispatched during 2019. The dispatch of trucks, which is mainly to supply domestic demand, also allows us to export our products to neighboring countries. With substantially lower volumes than those exported by sea.

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

Our Liquids Production and Commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 49% in 2020, as a consequence of the adverse change in the regulated Natural Gas Transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports.

Propane, butane and natural gasoline export prices in Argentina decreased 15%, 16% and 31%, respectively, in 2020 compared to the prices of such liquids in 2019. International reference prices fell during 2020 due to global economic instability and the confrontation between the main oil producers in the world.

In 2020, our export revenues from the Liquids Production and Commercialization segment were Ps. 9.535 million and represented 17% of our total net revenues and 35% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,262,543 short tons, and the volume of sales from Liquids exports was 417,448 short tons, representing 33% of our total liquids sales volumes.

The annual sales of our Cerri Complex for 2020, 2019 and 2018 in short tons were as follows:

	2020	2019	2018
Ethane	397,787	312,651	437,362
Propane	431,700	416,519	334,852
Butane	298,358	287,083	260,761
Natural Gasoline	134,698	130,572	132,311
Total	1,262,543	1,146,825	1,165,286

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

Under the Households with Bottles Program the Ministry of Energy regulates the price and the quantity of LPG sold in the domestic market by each LPG producer. The compensation received from the Ministry of Energy was Ps.550 per ton of butane from April 2015 through March 2018. Afterwards, on March 27, 2018, the SHR issued Resolution No. 5/2018 increasing the price paid under the Households with Bottles Program to Ps.5,416 per ton of butane and Ps.5,502 per ton of propane, effective as of April 1, 2018.

During 2019, the Government introduced several amendments to the prices of the products commercialized under the Households with Bottles Program. The prices per ton of butane and propane increased as follows: (i) from February 1, 2019 to May 10, 2019, to Ps.9,154 and Ps.9,042 respectively, (ii) from May 10, 2019 to June 30, 2019, to Ps.9,327 and Ps.9,213 respectively, and (iii) since July 1, 2019, to Ps.9,895 and Ps.9,656 respectively. On October 19, 2020, the Secretary of Energy issued Resolution No. 30/2020 by which it increased the price of such products to Ps. 10.885. Furthermore, since February 1, 2019 the compensation received through the Households with Bottles Program was completely eliminated.

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

In May 2018, we signed the sixteenth extension of the Propane for Networks Agreement, which served as a framework for the marketing of the products stipulated therein for the period from April 1, 2018 to December 31, 2019. Additionally, this extension established the price at which propane intended for this program concept will be sold to the customer. As of the date of this Annual Report, a new agreement has not been concluded. Notwithstanding the foregoing, on January 14, 2020 we received an instruction from the Ministry of Energy to deliver propane in accordance with the conditions of the sixteenth extension of the Propane for Networks Agreement, and such authority expressed that it will take actions to uphold the Propane for Networks Agreement until at least June 30, 2020. After that, we celebrated the seventeenth extension to the Propane for Networks Agreement, effective until December 31, 2020.

The Government compensates us for our participation in the Propane for Networks Agreement. Although we have not received this payment in a timely manner, collections improved in 2020, 2019 and 2018. As of December 31, 2020, we had Ps.303 million in receivables against the Government in connection with the Households with Bottles Program and the Propane for Networks Agreement.

International market

In the international market, we commercialize propane, butane and natural gasoline to international traders and other clients.

On September 4, 2018, by means of Decree No. 793/2018 (later amended by National Executive Branch Decree No. 865/2018, the effectiveness of which was ratified by Law No. 27,467), the National Executive Branch stipulated a 12% withholding on exports for all the goods comprised in the common customs MERCOSUR nomenclature, with a maximum of Ps.4 per United States dollar for the products that our Company exports. This price limit was left without effect on December 16, 2019 pursuant to Decree No. 37/2019.

Through Law No. 27,541, the Executive Branch (until December 31, 2021) is empowered to set export duties, the rate of which may in any case not exceed 33% of the taxable value price. Beyond the general limit mentioned above, with respect to hydrocarbons, it is established that withholding tax may not exceed 8% of the taxable value price.

Most recently after the disagreement between OPEC members and Russia and the COVID pandemic, in March 2020 the price of oil suffered a sharp decrease, reaching the WTI U.S.$30 per barrel. As of March 31, 2020, the price of natural gasoline, propane and butane declined 74.2%, 41.6% and 56.2%, from December 2019’s prices, respectively. Although this situation is temporary, it is uncertain to predict how long it will extend and the impact it would have on the results of our operations and financial situation. In response to the volatility of the international oil prices, on May 19, 2020, the Government issued Decree No. 488/2020 ("Decree 488") pursuant to which, among others, the price per barrel of crude oil in the local market was fixed at U.S.$45 until December 31, 2020, subject to review if the “ICE Brent first line” price exceeds U.S.$45 / bbl during 10 consecutive days, and introduced modifications to the tax regime applicable to domestic consumption of fuel and export withholdings.

During fiscal year ended December 31, 2020, the average withholding tax rate amounted to 4.2%, being 0% during some months of the fiscal year. At the date of issuance of this Annual Report, due to the current quotation of the "ICE Brent first line" barrel, the rate reached the maximum amount of 8%.

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

In order to guarantee access to natural gas not yet processed in the Cerri Complex, in the past, we obtained the commitment of natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements. From time to time, and as these contracts expire, we renew and sign new agreements with them to replace expiring contracts. The agreements reached in more recent years, have had shorter durations and the contracts in effect do not limit the ability of gas producers to build natural gas processing plants upstream of the Cerri Complex during the term of the agreement. All of these recent agreements contain commitments of such natural gas producers not to reduce the quality of the natural gas that they sell to us. Nevertheless, any decision by such natural gas producers to make modifications to the methodology for injecting natural gas into the pipeline system could result in the receipt of lower quality natural gas, thereby reducing the amount of Liquids available for extraction and processing in the Cerri Complex.

OTHER SERVICES

Other business activities are not subject to regulation by ENARGAS.

Midstream Services

Through midstream services, we provide integral solutions related to natural gas from the wellhead up to the transportation systems. The services comprise gas gathering, compression and treatment, as well as construction, operation and maintenance of plants and pipelines, which are generally rendered to natural gas and oil producers at the wellhead. Our portfolio of midstream customers also includes distribution companies, big industrial users, power plants and refineries. Our midstream activities also include the separation and removal of impurities such as water, carbon dioxide and sulfur from the natural gas stream, and steam generation for electricity production. Small diameter pipes from the wellheads form a network, or gathering system, carrying the gas stream to larger pipelines where field compression is sometimes needed to inject the gas into our large diameter gas pipelines. The services are tailored to fit the particular needs of each customer in technical, economic and financial matters.

This business segment includes the transportation and all related services provided in Vaca Muerta after the important gas pipe project carried out during 2019 which allow us to comply with the agreements signed with the main natural gas producers in the area.

In addition, we provide operation and maintenance of pipelines services to our affiliate Gas Link S.A. (“Link”).

In September 2017, the UT Río Neuquén was created by YPF, Pampa Energía and Petrobras Brazil, to expand for the next ten years, the services provided at the Río Neuquén Plant. A natural gas dehydration unit with capacity of 71 MMcf/d has been installed and several minor modifications in the plant have been performed.

We have entered into an UT with SACDE for the purpose of participating jointly in the National Public Bid No. 452-0004-LPU17: Assembly of Pipes for the Construction of the Project “Expansion of the Natural Gas Transportation and Distribution System.” As a result of this bid, the Ministry of Mines and Energy awarded to the aforementioned UT the contract for the construction of the Regional II-Recreo/Rafaela/Sunchales Regional Gas Pipeline. As of the date of issuance of this Annual Report, construction works are in progress.

Furthermore, we aim to have a leading role in the development of Argentina’s energy sector. For this reason, we developed projects in the Southern Section and Northern Section in the Vaca Muerta fields. To make these investments viable, we executed agreements with various natural gas producers and contracted natural gas treatment services for a period of 10 years.

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

Additionally, the connection of the plan located in Tratayén to the Central West Gas Pipeline, belonging to TGN's regulated transportation system, was completed in 2020. Moreover, in September 2020, we approved a project to expand the plant located in Tratayén. The execution term of this project is for one year and will require a U.S.$15 million investment. This project will consist of a 42.4 MMcf/d increase in the plant’s treatment capacity, the installation of a butane extraction unit and the building of facilities for liquids storage and dispatch. This project is expected to improve the profitability of our investment and we believe it will generate business alternatives required for the sustainable development of the area by natural gas producers.

This project will continue to improve the profitability of the investment made by us and generate business alternatives necessary for the sustainable development of the area by natural gas producers, particularly by providing security in the evacuation of gas volumes committed by some customers under the Plan Gas.Ar.

In July 2020 an agreement was signed with Shell Argentina S.A. by which we will provide the service of dehydration, measurement and regulation of gas for a volume of up to 35 MMcf/d, in the Bajada de Añelo field, for a term of two years. To provide the service, we assumed responsibility for the design, construction and operation of a plant it owns.

In June 2020, two agreements were signed to provide in the Plaza Huincul Plant, the service of compression and conditioning of gas from the Cerro Bandera field - signed with Oilstone Energía S.A. (“Oilstone”) in its role as operator of the Cerro Bandera concession - and from the Puesto Cortadera and Portezuelo Minas fields - signed with Oilstone in its role as operator of the Unión Transitoria de Empresas (Joint Venture) called Gas y Petróleo del Neuquén S.A. - Oilstone - Dorsal - Unión Transitoria -, both for a seven-year term. In order to provide this service, a third agreement was signed with Oilstone whereby we executed the hydraulic test and connection works between an Oilstone gas pipeline and our compression and conditioning plant. On September 28, 2020 we completed these works and in October 2020 the compression and conditioning service described above commenced.

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

During 2020, Telcosur completed the work it had started in 2019, in which it installed 150 km of high-capacity optical fiber to provide telecommunications services to oil and gas producers and service companies in Vaca Muerta, which require a significant amount of data transmission for their operations and communications.

The U.S.$3 million investment we made allowed us to improve connectivity in the key area of unconventional extraction.

The laying was made parallel to the Vaca Muerta Norte and Vaca Muerta Sur Gas Pipeline, near Añelo in the province of Neuquén, which we finished building in 2020 for a better evacuation of the production of the different areas in production.

The network will expand the possibility of providing point-to-point or point-to-multipoint solutions with constant speed and high capacity, and due to its characteristics with the integration of voice, data, internet and video, it allows cost optimization.

During 2020, Telcosur and Grupo Datco, a regional conglomerate specialized in technology, infrastructure and telecommunications solutions, formed a strategic alliance to expand their operations in the Argentine Patagonia, mainly in the province of Neuquén for the oil and gas industry that is targeting the formation of Vaca Muerta.

The objective of both companies is to enhance their capabilities and generate business synergies in the southern region of the country, allowing them to make profitable the installation of the fiber optic cable mentioned above.

Within the framework of this alliance, the companies agreed on three work axes, namely:

- Cooperation between Telcosur and 0G Networks, a Datco Group company, to incorporate Sigfox technology on the infrastructure of microwave antenna towers deployed in more than 4,600 km of Patagonia;

- Interconnect the fiber optic networks of both operators, which total more than 1,800 km in Patagonia throughout La Pampa, Chubut, Neuquén, Río Negro, Santa Cruz and Tierra del Fuego, Antarctica and South Atlantic Islands; and

- To carry out a feasibility and investment study for the connection of their networks through Paso Pichachén, a border crossing that links Neuquén with the VIII Region of Biobío (on the Argentine side, the closest town to Paso Pichachén is El Cholar, while on the Chilean side it is Moncol and Antuco).

This agreement affirms Telcosur's commitment to enhance the development of the world's second largest hydrocarbon reserve, Vaca Muerta, and lays the foundations for its positioning in the market as a leading telecommunications service provider.

Finally, on August 22, 2020, the Government issued Decree No. 690/2020, which amends Law No. 27,078 - Law on Information and Communication Technologies, and declared mobile and fixed telephone, Internet and cable television as essential public services and strategic, and orderded to suspend any price increase or modification of the same until December 31 2020.

C. Organizational Structure

The following is a summary diagram of our subsidiaries (Telcosur and CTG) and affiliates as of December 31, 2020, including information about ownership and location:

(1)	Incorporated in Argentina.
(2)	Incorporated in Uruguay.

As of the date of this Annual Report, we are performing the formal steps to liquidate Emprendimientos de Gas del Sur S.A. (“EGS”).

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,769 miles long, of which 4,775 miles operated under the License on an exclusive basis. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high-pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/square inch. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

Maintenance bases. Maintenance bases are located adjacent to the natural gas pipeline system in order to maintain the pipeline and related surface facilities and to handle any emergency situations which may arise. Personnel at these bases periodically examine the pipelines to verify their condition and inspect and lubricate pipeline valves. Personnel at the bases also carry out a cathodic protection system to ensure that adequate anti-corrosion systems are in place and functioning properly. Such performance also maintains and verifies the accuracy of our measurement instruments to ensure that these are functioning within appropriate industry standards and in accordance with the specifications contained in our service regulations.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I, Neuba II and Loop Sur, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2020, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,869	24/30	853/995	59	17	512,800
Neuba I/Loop Sur	736	24/30	853	18	6	65,800
Neuba II	1,224	30/36	975/995	21	7	194,000
Other (1)	940	Various	Various	6	3	7,500
Total	5,769			104	33	780,100

(1)	Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 274 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Strait of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the City of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the Province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in the northern Santa Cruz and southern Chubut Provinces. The natural gas pipeline primarily serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca, Puerto Madryn and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Measurement and Control of the Transport System

To guarantee the reliability of the facilities and optimize the operation of the transport system, it is necessary to have real-time information from the various measurement and control devices installed throughout our more than 5,769 miles of gas pipelines and 33 compressor plants.

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

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 68,882 short tons of liquids. See “—Item 4. Our information—B. Business Overview—Liquids Production and Commercialization” above.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and three gas compression plants with a total treatment capacity of 206.6 MMcf/d and a total compression capacity of 34,790 HP, respectively.

Throughout the year 2019, we successfully concluded assembly and pressurization works of an important Vaca Muerta gas pipe project that involved an aggregate investment of U.S.$260 million and will be pivotal in the development of Vaca Muerta natural gas reserves. The execution of these works demanded great commitment from our team and compliance with all the terms agreed with our customers. The Vaca Muerta project was executed in three stages:

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

Additionally, the connection of the plan located in Tratayén to the Central West Gas Pipeline, belonging to TGN's regulated transportation system, was completed in 2020. Moreover, in September 2020, we approved a project to expand the plant located in Tratayén. The execution term of this project is of one year—works commenced in the fourth quarter of 2020—and will require a U.S.$15 million investment. It will consist in a 42.4 MMcf/d increase of the plant’s treatment capacity, the installation of a butane extraction unit and the building of facilities for liquids storage and dispatch.

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

We recognize that caring for the environment in the communities where we carry out our activities is essential to the strength of our business. We understand that business success is based on the ability to be recognized for operational efficiency, social responsibility and a commitment as a local company.

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

Insurance

We maintain insurance, subject to deductibles, against third-party liability for damage to all of our facilities used in the Liquids and Other Services business segments and our pipeline assets that pass under rivers or other bodies of water and the Strait of Magellan and business interruption. We believe this coverage is consistent with standards for international natural gas transportation companies. The terms of the policies related to the regulated assets have been approved by ENARGAS. In addition, we have obtained insurance coverage for our directors and officers pursuant to a standard D&O insurance. For additional information, see “Item 3. Key Information.—D. Risk Factors.—Risks Relating to Our Business—Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.”

Item 4A.	Unresolved Staff Comments

We do not have any unresolved staff comments.

Item 5.	Operating and Financial Review and Prospects

A. Operating Results

The following Operating and Financial Review and Prospects should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data” and our Financial Statements included elsewhere herein.

This Operating and Financial Review and Prospects discussion contains forward-looking statements that involve certain risks, uncertainties and assumptions. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “will likely result,” “intend,” “projection,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” “plan” or other similar words. Our actual results may differ materially from those identified in these forward-looking statements. For more information on forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements and Risk Factors Summary.” In addition, for a discussion of important factors, including, but not limited to, the pesification of our tariffs and other factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Item 3. Key Information—D. Risk Factors.”

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2020, 2019 and 2018 relate to the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

We maintain our accounting books and records in pesos. Our Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with the accounting policies based on IFRS as issued by the IASB.

Our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2020, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2020, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2019, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2019 and 2018, included elsewhere in this Annual Report have been restated to Current Currency in accordance with IAS 29 for comparative purposes. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2020.

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

Since August 2019, the main macroeconomic and business variables of Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina's economic situation which led the Government to take measures affecting the regulatory framework of the Natural Gas Transportation segment (see “Item 3. Key Information. D. Risk Factors. Risk Related to Argentina”). As a result, we have assessed the impairment indicators under IAS 36 and has performed recoverable amount tests on the CGU related to the Natural Gas Transportation and the Other services segment.

The value in use of CGU is sensitive to significant variation in the assumptions applied, including the determination of future tariffs determined by the Government in the Natural Gas Transportation segment, and the expectation of business development in the Vaca Muerta area in the Other Services segment.

The value in use is calculated on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments, (ii) for assets associated with the Other Services segment, future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas, (iii) projections of the future costs and investments to be incurred and (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on the weighted average cost of capital (“WACC”).

In performing the analysis of our natural gas transportation segment, we based on: (i) the status of negotiations with the Government, (ii) the contractual rights derived from the License, (iii) our expectations with respect to the transitional tariff increase to be granted until the new RTI is finalized, (iv) our expectations to conclude the new RTI process required by the Argentine Government and (v) the impact of a cost monitoring scheme that allows the realization of semiannual adjustments to current tariffs.

Due to the uncertainties surrounding the tariff renegotiation process as described in “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Tariff Situation”, estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason, we have performed, for the Natural Gas Transportation segment, a probability-weighted analysis regarding the cash flow assumptions by sensitizing its main variables which were described above.

As of December 31, 2020, we assigned a probability of occurrence to the, base, optimistic and pessimistic scenarios of 70%, 10% and 20%, respectively.

In all scenarios, the WACC used is 12.4%, measured in U.S. dollars.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2020, the assessment of recoverability of the CGU of the Natural Gas Transportation segment resulted in the recognition of impairment losses of Ps. 3,114 million (before taxes).

In addition, we have performed a sensitivity analysis of the probability of occurrence of each scenario and we concluded that an increase of up to 80 percentage points in the weighted probability of the pessimistic case (from 20% to 100%) and a reduction in the probability of occurrence of the optimistic scenario and in the probability of occurrence of the base scenario (reducing each to zero) would imply an increase in the impairment loss of approximately Ps. 5,393 million (before taxes). Also, we have conducted sensitivity analyses in which a 1% increase in the discount rate would imply an increase in the impairment loss of approximately Ps. 907 million.

We based our analysis for the Other Services segment on, among others, the future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas to extend the current firm shipping contracts, and projections of the contractual tariffs based on the international inflation index.

Based on the foregoing, we did not identify the need for any impairment of the PPE in Other Services business segment as of December 31, 2020.

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

Besides, for the year ended on December 31, 2019 we performed the corresponding impairment tests. Based on those we did not record impairment losses of components of property, plant and equipment as of December 31, 2019. Meanwhile, no impairment indicators were identified during the year ended December 31, 2018.

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

Based on the estimates made as of December 31, 2020, we have not recognized as a deferred tax asset almost all of the specific tax loss carry-forward generated by negative exchange differences arising from financial instruments traded abroad to the extent that it is not probable that there will be a future taxable profit against which the tax loss can be used.

As of December 31, 2019 and 2018, we did not maintain any income tax loss carry-forward.

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

For the year ended December 31, 2020, 49% and 42% of our net revenues were attributable to our Liquids Production and Commercialization segment and to our Natural Gas Transportation business, respectively.

The following table sets forth, for the years indicated, the variation of key macroeconomic indicators in Argentina during the years specified below, as reported by official sources.

	2020	2019	2018	2017	2016
WPI (in %)	35.4	58.5	73.5	18.8	34.6
CPI (in %)(1)	36.1	53.8	47.6	24.8	36.1
Devaluation of pesos vs. dollar (in %)	40.5	58.9	102.2	17.4	9.3
Real GDP (pesos of 2004) (% change)	(9.9)	(2.2)	(2.5)	2.7	(2.1)
Industrial production (% change)	(7.6)	1.3	(14.8)	1.8	(4.6)
Transportation services tariffs increase	-	26.0	79.5	182.0	200.1

(1)
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

Source: INDEC, Banco Nación, Statistical Agencies for the Province of San Luis and the City of Buenos Aires.

The combination of international geopolitical tensions, the drought at the beginning of 2018, uncertainty related to the monetary policy evolution, higher fiscal pressure and the Argentinean economy’s external vulnerability bred the conditions that led to the exchange crisis of April 2018. This occurred to such an extent that in 2018 the peso depreciated by 102%, reaching $37.70 per United States dollar as of December 31, 2018.

Until the issuance of Decree 250 which declared the final agreement of our RTI in 2018, the lack of adjustments to our natural gas transportation tariffs and sustained cost increases over the years have resulted in a substantial deterioration in the operating results of our Natural Gas Transportation segment.

The crisis exacerbated following the primary elections of August 2019, as the international markets casted doubt on Argentina’s debt sustainability. In view of this, the country risk indicator raised to 2,200 basis points, topping off a depreciation of bond prices. Also, on August 29, 2019, by Decree No. 596/2019, the Government announced a debt profiling consisting of (i) an extension on the payment term for short-term local bonds, only for institutional investors that will receive the full payment in a term of three and six months (15% on the original maturity date, 25% and 60% at the third and sixth month of the original maturity date, respectively), but not for natural persons who acquired the bonds before July 31, 2019, who will receive full payment on the maturity date; (ii) a proposal to the Argentine Congress of a bill to extend the maturity dates of other local bonds, without reduction on the capital or interest; (iii) a proposal for an extension of the maturity dates of foreign bonds; and (iv) after achieving fiscal goals, the start of talks with the IMF in order to reprofile the deadlines to dispel the default risk in 2020 and 2023.

On December 10, 2019 president Alberto Fernandez started his four-year presidential term. The presidential elections combined with external factors have generated high levels of political and economic volatility, where the main variables of the economy were negatively impacted during the year 2019. This scenario has worsened in 2020 as a result of the impact of COVID.

The exchange rate continued its upward trend closing at Ps. 84.15 for each U.S. dollar as of December 31, 2020 from Ps. 59.89 at the end of 2019 (representing a 40.5% devaluation). In particular, the peso depreciated 33.4% against the U.S. dollar in a single day immediately after the primary elections held in August 9, 2019.

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

Fitch cut Argentina’s long-term issuer rating two notches to “restricted default” from CC, after President Alberto Fernandez’s government announced by decree that it would extend payments on U.S.$9.1 billion in dollar-denominated Treasury bills until August 31, 2020. According to Fitch’s criteria, Argentina has defaulted on its sovereign obligations, and this development constitutes a “distressed debt exchange”. S&P also downgraded Argentina’s credit rating to “selective default” from CCC-, while Moody’s foreign issuer rating for Argentina is Caa2. Fitch, Moody’s and S&P increased Argentina’s credit rating in September 2020 following the successful refinancing of Argentina’s external bonds. However, there can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded in the future, which could have an adverse effect on the rating of our securities or adversely affect the market price of our securities.

The government’s decision to extend payments on its short-term notes constitutes the second such delay of payments in five months. In February 2020, the IMF has also publicly stated its concerns about the sustainability of Argentina’s public debt and suggested that a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability. As of the date of this Annual Report, Argentina’s public debt load stands at U.S.$332 billion, including loans from the IMF. Outstanding debt with private bondholders is approximately U.S.$148 billion.

On April 21, 2020, the Argentine government launched an exchange offer with the aim of refinancing its external indebtedness in a manner which does not compromise the development and potential growth of Argentina over the next years. On August 17, 2020, the Argentine government submitted its modified bond restructuring offer to the SEC. On August 31, 2020, the Argentine government announced the results of its bond restructuring offer, announcing that holders owning 93.5% in principal amount of bonds outstanding and that this participation percentage was subsequently increased to 99% by virtue of the application of collective action clauses of the restructured bonds. However, the Argentine government faces the challenge of restructuring its debt with the IMF. We cannot predict the outcome of these negotiations.

After the successful conclusion of the Argentine debt renegotiation process in September 2020, the EMBI+ tended to decrease. Despite the debt settlement, due to macroeconomic imbalances and market distrust regarding the measures adopted to contain the COVID, this indicator regained its upward trend.

The reserve stock of the BCRA decreased to U.S.$39,410 million in December 2020 from U.S.$44,848 million in December 2019.

Additionally, as of the issuance of Communication “A” 6770 by the BCRA, restrictions were established in the foreign exchange market effective as of September 1, 2019, providing deadlines for entering and liquidating exports and requiring authorizations from the BCRA for payment of debts to related companies outside of Argentina.

On May 29, 2020, pursuant to Communication “A” 7,030, access to the exchange market for payment of principal or interest of external indebtedness requires prior consent of the BCRA. This requirement was relaxed in June 11, 2020 pursuant to Communication “A” 7042, June 25, 2020 pursuant to Communication “A” 7052, and July 8, 2020 pursuant to Communication “A” 7068. The restriction to access the exchange market was extended until October 31, 2020, pursuant to Communication “A” 7094.

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

2. Freezing and tariff review of transportation and distribution services of natural gas and electric power (for more information, see “Item 4. Our Information—B. Business overview—Natural Gas Transportation—Regulatory Framework.”).

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

7. Modifications to customs taxes.

Year to year fluctuations in our net income are a result of a combination of factors, including primarily:

•	the volume of Liquids;

•	changes in international prices of LPG and natural gasoline (in 2020 their outlook remains precarious principally as a consequence of the uncertainty regarding the effect of the COVID pandemic);

•	regulation affecting our liquids business, including Law No. 26,020 (which requires us to meet domestic demand before exporting LPG);

•	changes in the input costs related to the liquids production and commercialization segment, including the Gas Charge Resolutions;

•	the availability of natural gas and its richness;

•	fluctuation in the peso/U.S. dollar exchange rate;

•	the tariffs we are permitted to charge in our Natural Gas Transportation business segment;

•	local inflation and its impact on costs expressed in pesos; and

•	other changes in laws or regulations affecting our operations, including tax matters.

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

Considering the aforementioned index, inflation was 36.1%, 53.8% and 47.6% in the years ended December 31, 2020, 2019 and 2018, respectively.

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

As of the IAS 29 transition date (January 1, 2016), we applied the following rules to express the shareholders’ equity accounts in the currency unit at December 31, 2020:

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

Because Natural Gas Transportation business segment sales represented 42% of our total revenues during the year 2020, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining our net monetary liability position would generate a gain of purchasing power. This gain is booked in the statement of comprehensive income.

For additional information regarding the impact of the application of IAS 29, see Note 4.d to our Financial Statements included elsewhere in this Annual Report.

In addition, inflation may negatively affect income tax payable. For example, under hyperinflationary contexts, the existence of higher monetary liabilities over monetary assets will mean an increase in income tax payable. Act 27,468 substituted the WPI for the CPI for the calculation of the indexation adjustments for tax purposes, and it modified the standards for triggering the tax indexation procedure. During the three periods commencing on January 1, 2018, the tax indexation will apply if the variation of the CPI exceeds 15% in 2020, 30% in 2019 and 55% in 2018.

In order to calculate income tax payable, since the amendment of Law No. 27,541, one-sixth of the income tax inflation adjustment shall be computed in each fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years.

During 2018, we did not reach the 55% threshold. Therefore, the inflation adjustment regime in such fiscal period did not apply. However, as of December 31, 2020 and 2019, the accumulated variation of the CPI exceeds the threshold set for the application of the income tax inflation adjustment. For the year 2020, we recorded a loss of Ps. 2,775 million in our Income Tax line item of our Statement of Comprehensive Income regarding the application of the above-mentioned tax inflation adjustment.

Outlook for 2021

The years 2020, 2019 and 2018 were marked by high macroeconomic volatility as a result of the impact of both external and internal factors on the main economy variables.

In response to the COVID lockdown measures and the economic slowdown, the Government issued a series of measures to assist the most vulnerable sectors of the economy, such as the payment of family allowances, emergency family income, assistance to companies to pay their salaries, among others. All these measures have increased the fiscal deficit which, due to the impossibility of accessing the capital markets, has been financed through monetary emission by the BCRA.

Thus, several macroeconomic indicators showed a significant deterioration in the economy such as the acceleration of inflation, and a fall in industrial production and consumption.

In the area of public debt, the development of the negotiations that Argentina initiated with the IMF is of special relevance in order to bring tranquility to the financial markets and allow the development of a sustainable economic plan.

The future of natural gas as an essential fuel for the country's energy matrix is consolidating year by year, which will allow Argentina to become a sustainable and fast-growing country. tgs is consolidating its position as an integrated service provider in the hydrocarbon industry.

Because of the COVID, the future offers us an unprecedented scenario. In this context, we are redoubling our efforts to guarantee everyone's safety and to continue providing a reliable and excellent public service, contributing to the whole value chain of the energy sector.

It will be of vital importance that the Argentine government continues to implement incentives for natural gas producers to develop the Vaca Muerta area. Likewise, the renegotiation of the tariffs of the public utilities will give certainty to the development of our natural gas transportation segment.

The current economic situation and the tariff review process undertaken by the authorities imply that we must continue to generate valid and constructive dialogue channels that allow us to manage a profitable and efficient natural gas transportation business in accordance with the energy development of the country, considering the needs of internal and external demands and our stakeholders.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective in mind, we are adopting an innovative vision, seeking new business opportunities for our clients focused on Vaca Muerta.

COVID Pandemic

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

As a response, to slow down the spread of COVID, the Government took a series of measures which, among others, included: (i) a country lockdown, (ii) adoption of public health policies to mitigate the impact of COVID in the population, (iii) the issuance of several economic measures to assist to different sectors affected by the virtual paralysis of the economic activity and (iv) the issuance of measures to reduce the impact on certain type of natural gas consumers. Thus, the energy sector has suffered a sharp decrease in its activity, leading by a significant decrease in its profitability and a deterioration in its chain of payment. Thus, natural gas distribution companies’ collections have been affected, which has affected our collections from them and creating certain delays affecting our operating cash flow. Although it has improved recently, it cannot be guaranteed that this situation will continue in time.

On April 8, 2021, Executive Branch issued Decree No. 235/2021 which reimposes social restrictions influding a midnight-6am curfew in areas marked by high rates of contagion, and limits on residential social gatherings and outdoor events. Oil and gas workers are among those considered essential and exempt from circulation restrictions. These measures are laxer than those impose in March 2020. The measures will remain in place until the end of April 2021.

At the date of this Annual Report there is uncertainty regarding the impact that these and other measures that the Government could take will have on key macroeconomic variables and particularly on the energy sector.

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

In view of these circumstances, we have adopted a series of measures aimed at mitigating its negative effect on our results, financial position and balance sheet and guaranteeing the continuity of our operations. Among them:

•	adoption of all measures ordered by the government to ensure the health of our employees and the communities where we operate,

•
optimization of capital investments and operating and administrative expenses, without affecting the safety and reliability tasks that allow us to operate the pipeline system in accordance with current regulations,

•	suspension of works that do not affect the integrity of the natural gas pipeline system, and

•	adoption of a comprehensive daily control of cash flow to optimize its use and protect its value.

During 2020 our capital and financial resources, and overall liquidity position, have been primarily affected by the delay in the collections of our main natural gas transportation customers and the decrease in our Liquids sales due to the abrupt fall of the reference international prices in March 2020. Nevertheless, considering the improvement in the Liquids prices and the natural gas transportation collection by the year-end, and our current financial position and the measures taken above-mentioned, we believe that we have sufficient resources to satisfy our current working capital needs and service our debt in the near term.

Notwithstanding the above-mentioned measures taken by us, the scale and duration of these developments remain uncertain but could impact our earnings, cash flow and financial condition which will depend on the severity of the health emergency and the success of the governmental measures taken and those that will be taken in the future.

While our business continued growing in 2020, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina.”

New accounting pronouncements adopted after January 1, 2020

Amendments to IAS 1 and IAS 8 Regarding the Definition of Materiality
In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the conceptual framework.

Additionally, these amendments incorporate new concepts that help both financial statement preparers and their users to prepare and interpret the financial information included in them. A misstatement of information should be considered material when it could reasonably be expected to influence the decisions made by primary users.

These amendments are applied on a prospective basis and are effective for annual periods beginning on or after January 1, 2020. Modifications to the concept of materiality have not had a significant impact on our Financial Statements.

New accounting pronouncements not yet effective as of December 31, 2020

Classification of debt as current and non-current (amendment to IAS 1)

On January 23, 2020 the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. The amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2023, with retroactive application. We are evaluating the impact of these amendments for the presentation of debt.

IAS 16 - Property, plant and equipment ("PPE") - Revenue ahead of schedule

In May 2020 the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PPE the revenue from the sale of items produced while bringing that asset into use. Instead, an entity shall recognize the revenue from the sale of such items, as well as the costs of production of those items, in profit or loss.

The amendment is effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively to items of PPE that are available for use from the beginning of the earliest period presented when the company first applies the amendment.
The amendments are not expected to have a significant impact on the Company.

IAS 37: "Onerous Contracts: Cost of Fulfilling a Contract".

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous.

The amendments clarify the meaning of "costs to fulfill a contract". Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments are not expected to have a significant impact on the Company.

Discussion of Results of Operations for the Years Ended December 31, 2020 and 2019

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2020 and 2019, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2020	2019	Variation	Percentage of change
	(in millions of pesos)
Revenues	55,871	66,112	(10,241)	(15.5)
Operating costs	(21,745)	(28,365)	6,620	(23.3)
Depreciation	(5,821)	(4,819)	(1,002)	20.8
Costs of sales	(27,566)	(33,184)	5,619	(16.9)
Gross profit	28,306	32,928	(4,621)	(14.0)
Administrative and selling expenses	(4,650)	(5,854)	1,204	(20.6)
Impairment of PPE	(3,114)	-	(3,114)	n/a
Other operating results	100	(174)	274	n/a
Operating profit	20,641	26,900	(6,258)	(23.3)
Net financial results	(12,972)	(3,945)	(9,027)	228.8
Share of (loss) / profit from associates	21	(43)	64	n/a
Income tax (expense)	(4,404)	(5,479)	1,075	(19.6)
Total net income and total comprehensive income	3,286	17,433	(14,147)	(81.1)

Year 2020 Compared to Year 2019

Total comprehensive income

For the year ended December 31, 2020, we reported a total net income and a total comprehensive income of Ps. 3,286 million, which represents a Ps. 14,147 million decrease compared to the total net income and total comprehensive income of Ps. 17,433 million reported in 2019.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps. 55,871 million in 2020, which represents a Ps. 10,241 million decrease compared to the 2019 fiscal year. This decrease was mainly due to the reduction in the Natural Gas Transportation and Liquids Production and Commercialization business segments revenues of Ps. 7,294 million and Ps. 3,904 million, respectively.

•
Cost of sales, including depreciation of fixed assets, reached Ps. 27,566 million in 2020, which represents a Ps. 5,619 million decrease compared to the 2019 fiscal year. This decrease was mainly due to: (i) lower price of natural gas purchased as RTP (partially offset by higher volumes purchased) totaling Ps. 4,226 million, (ii) the reduction in maintenance cost and third parties professional services fees as a consequence of the measures took to mitigate the COVID negative impact of Ps. 2,046 million and (iii) lower labor cost of Ps. 205 million. These effects were partially offset by higher depreciations of Ps. 1,002 million after the commissioning of the Vaca Muerta pipe infrastructure.

•
Administrative and selling expenses were Ps. 4,650 million in 2020, which represents a Ps.1,204 million decrease compared to the 2019 fiscal year. This decrease was mainly due to lower tax on export of Ps. 727 million and turnover tax of Ps. 429 million.

•
During 2020, we recorded an impairment of Ps. 3,114 million on our Natural Gas Transportation segment fixed assets as a consequence of the impairment test discussed in “-Critical accounting policies” section above.

•	During 2020, we recorded a financial loss of Ps. 8,004 million generated by trading financial instruments to acquire foreign currency abroad.

Cost of sales for the years ended on December 31, 2020 and 2019, represented 49.3% and 50.2%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2020 and 2019, represented 8.3% and 8.9%, respectively, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2020 and 2019.”

Share of profit from associates

For the year ended December 31, 2020, we recorded a profit from our investment in associates of Ps. 21 million, compared to the loss of Ps. 43 million recorded in 2019.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2020 and 2019, are as follows:

	Year ended December 31,
	2020	2019
	(in millions of pesos)
Financial income
Interest income	546	980
Foreign exchange gain	4,969	10,640
Subtotal	5,515	11,620
Financial expenses
Interest expense	(3,358)	(3,417)
Foreign exchange loss	(14,836)	(21,288)
Capitalized financial expenses	-	608
Subtotal	(18,194)	(24,097)
Other financial results
Notes repurchase results	399	-
Fair value (loss) / gain on financial instruments through profit and loss	(7,266)	738
Derivative financial instruments results	450	(26)
Other financial charges	(358)	(558)
Subtotal	(6,775)	154
Gain on monetary position	6,482	8,378
Total	(12,972)	(3,945)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2020, the net financial loss increased by Ps.9,027 million compared to the 2019 fiscal year. This variation is mainly explained by the loss generated by trading financial instruments of Ps. 8,004 million to acquire foreign currency abroad, and the lower gain on monetary position of Ps. 1,896 million due to the increase in the net monetary liability position and the lower capitalization of financial costs in PPE of Ps. 608 million. These effects were partially offset by a lower negative net exchange difference of Ps. 780 million as a result of the lower depreciation of the Argentine peso against the U.S. dollar in Fiscal 2020 compared to Fiscal 2019.

Income tax

Income tax for fiscal year 2020 was an expense of Ps. 4,404 million, compared to the expense of Ps. 5,479 million in fiscal year 2019.

The decrease in the income tax expense was due mainly to a reduction in the pre-tax income.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2020 and 2019

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2020 and 2019:

	Year ended December 31,		Year ended December 31, 2020 compared to year ended December 31, 2019
	2020	2019	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales	24.346	31.634	(7.288)	(23.0%)
Cost of sales	(9.938)	(11.800)	1.862	(15.8%)
Gross profit	14.408	19.834	(5.425)	(27.4%)
Administrative and selling expenses	(2.701)	(3.250)	549	(16.9%)
Impairment of PPE	(3.114)	0	(3.114)	n/a
Other operating expense	(44)	(186)	142	(76.3%)
Operating profit	8.549	16.398	(7.849)	(47.9%)

Liquids Production and Commercialization
Revenues from sales	27.597	31.500	(3.903)	(12.4%)
Cost of sales	(15.833)	(19.960)	4.127	(20.7%)
Gross profit	11.763	11.540	223	1.9%
Administrative and selling expenses	(1.430)	(2.089)	659	(31.6%)
Other operating income	140	4	136	n/a
Operating profit	10.473	9.455	1.018	10.8%

Other services
Revenues from sales	4.365	3.440	925	26.9%
Cost of sales	(2.360)	(2.075)	(285)	13.7%
Gross profit	2.005	1.364	640	46.9%
Administrative and selling expenses	(474)	(443)	(31)	7.0%
Other operating (expense) / income	3	5	(2)	(40.0%)
Operating profit	1.533	926	607	65.6%

Telecommunications
Revenues from sales	409	376	33	8.8%
Cost of sales	(280)	(188)	(92)	48.9%
Gross profit	129	188	(59)	(31.4%)
Administrative and selling expenses	(45)	(72)	27	(37.5%)
Other operating expense	1	4	(3)	(50.0%)
Operating profit	85	120	(35)	(29.2%)

(1)	Includes of intersegment revenues of Ps. 845 million and Ps.839 million for the fiscal years 2020 and 2019, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 42.1% and 46.6% of our total revenues during the years 2020 and 2019, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

During 2020, the Natural Gas Transportation business segment recorded an operating profit of Ps. 8,549 million, compared to a Ps.16,398 million profit recorded in 2019. The main factors that affected the results of operations of this segment compared to 2019 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps.7,288 million for the year 2020 compared to 2019;

•
During 2020, we did not receive any tariff increase while annual inflation was 36.1%. The last tariff increase we received was in April 2019. During 2020, and within the framework of the Solidarity Law, our tariffs were frozen until the Government concludes the RTI or grants us a transitory tariff increase;

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2020, decreased by Ps.6,129 million for the year 2020 compared to 2019, as we have not received any tariff increase since April 2019, while the cumulative inflation rate for the Year 2020 was 36.1%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 867 million for the year 2020 compared to 2019. The decrease mainly resulted from the lack of tariff increase discussed above, partially offset by higher volumes dispatched;

•
Revenues relating to the CAU decreased by Ps.298 million for the year 2020 compared to 2019 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2020 decreased by Ps. 2,411 million, from Ps. 15,050 million to Ps. 12,639 million, as compared to the year ended December 31, 2019. This decrease was mainly attributable to impact of the measures taken to mitigate the negative impact of the COVID on our operations: (i) ordinary maintenance expenses for the pipelines and other fixed assets by Ps. 1,459 million, (ii) lower technical assistance fee accrued of Ps. 467 million, (iii) lower taxes of Ps. 350 million as the reduction in our revenues, and (iv) the reduction in labor costs of Ps. 364 million. These effects were partially offset by the increase in depreciations amounting to Ps. 481 million;

•
At December 31, 2020, in accordance with IAS 36, we recognized an impairment on our Natural Gas Transportation fixed assets of Ps. 3,114 million. For additional information see “-Critical accounting policies” section above; and

•
Operating expenses decreased by Ps.142 million for the year 2020 compared to 2019, primarily as a result of positive impact of the collections received from the insurance company, partially offset by higher provision for contingencies.

As of the date of issuance of this Annual Report, the Government has not issued the necessary resolutions to carry out the RTI process according to the Solidarity Law.

Liquids Production and Commercialization Segment

Unlike the Natural Gas Transportation segment, revenues of the Liquids Production and Commercialization segment are not subject to full regulation by ENARGAS and the Ministry of Energy. However, in recent years, the Government has enacted a number of laws and regulations that have limited our ability to receive the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the Cerri Complex. See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation” for more information.

The Liquids Production and Commercialization segment represented 49.4% and 47.6% of our total net revenues during the years ended December 31, 2020 and 2019, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2020 and 2019, all of our sales were made for our own account.

All ethane produced by our Liquids segment in the years ended December 31, 2020 and 2019 was sold locally to PBB. In June 2019, PBB suffered technical problems in its facilities that prevented the normal supply of ethane. These inconveniences were gradually resolved until October 2019 when we were able to restore the normal ethane supply.

Our ethane sales for the years 2020 and 2019 represented 33.7% and 27.4% of our Liquids Production and Commercialization net revenues.

In 2020, we sold 61.3% of our production of LPG in the local market to LPG marketers, compared to 56.1% in 2019, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2020 and 2019 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2020 and 2019 in short tons were as follows:

	Years ended December 31,		Year ended December 31, 2020 compared to year ended December 31, 2019
	(volumes in short tons)		(volumes in short tons)
	2020	2019	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	397,787	312,651	85,136	27.2
Propane	248,832	234,125	14,707	6.3
Butane	198,477	160,399	38,078	23.7
Subtotal	845,096	707,175	137,921	19.5

Exports
Propane	182,898	182,394	504	0.3
Butane	99,882	126,684	(26,802)	(21.2)
Natural Gasoline	134,698	130,572	4,126	3.2
Subtotal	417,478	439,650	(22,172)	(5.1)
Total Liquids	1,262,574	1,146,825	115,749	10.1

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

For the years ended December 31, 2020 and 2019, the total accrued exports withholding amounted to Ps.421 million and Ps. 1,148 million, respectively.

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

Butane and propane prices commercialized under the Households with Bottles Program are determined by the SHR, the Hydrocarbon Resources Secretariat, which in 2018 issued Resolution No. 5/2018 increasing, from April 1, 2018, the price paid under the Households with Bottles Program to Ps.5,416 per ton of butane and Ps.5,502 per ton of propane. The compensation paid to us remained without modification at Ps.550 per ton of butane.

Afterwards, on January 28, 2019, the Secretariat of Energy issued Resolution No. 15/2019, which modifies the price at which products supplied to the Household with Bottles Program are commercialized. As from February 1, 2019 prices went up to Ps.9,154 and Ps.9,042 per ton of butane and propane, respectively, whereas the compensation received from the Government was eliminated.

Subsequently, on May 10, 2019, the Undersecretary of Hydrocarbons and Fuels issued Provision No. 34/2019 that modifies the price for which the products under the Households with Bottles Program are marketed to Ps.9,327 and Ps.9,213 for propane and butane, respectively. On July 1, 2019, Provision No. 104/2019 was issued, which modified prices as of July 1, 2019, to Ps 9,895 and Ps.9,656 for propane and butane, respectively.

Under this agreement, we collect compensation from the Government, which is calculated taking into consideration the export parity price published monthly by the Federal Energy Bureau.

Regarding the Propane for Networks Agreement, during 2020, we signed the seventeenth extension by which the methodology for determining the price and volumes until December 31, 2020 was established. As of the date of this Annual Report this program has not been extended.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2020 the Liquids Production and Commercialization business segment recorded operating income of Ps. 10,473 million, compared to Ps. 9,455 million in 2019. The main factors that affected the results of operations for this segment compared to 2019 were the following:

•
Segment revenue decreased by Ps. 3,904 million for the year 2020 compared to 2019. This decrease was due to a Ps. 6,186 million decrease in prices as a result of the effects resulting from the COVID pandemic. This effect was partially offset by the increase in the volumes shipped by Ps. 2,235 million and the exchange rate on U.S. dollar-denominated sales of Ps. 768 million.;

•
In 2020 propane, butane and natural gasoline average export prices recorded decreases of 14.6%, 15.8% and 31.1%, respectively, compared to 2019. The decrease in international reference prices occurred mainly during the first semester of the year as a result of COVID and the disagreement among OPEC members. During the second semester of the year, and specifically during the last quarter, prices shown an important recovery;

•
During 2020, the production of Liquids reached 1,262,543 short tons (115,709 tons or 10.1% less than in 2019). This was mainly due to the increase in ethane deliveries after in July 2019 PBB was prevented from taking product due to the incident that occurred in its plant. Likewise, there was an increase in the tons of butane and propane sold in the local market due to the supply plans established by the Government. These effects were partially offset by lower quantities of butane exported.

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments;

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting, under some circumstancies, in a negative operating margin on domestic sales of LPG;

•	For the year ended on December 31, 2020 the total revenues of this program represented 6% of total revenues of Production and Commercialization business segment;

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2020, decreased by Ps. 4,786 million, to Ps. 17,263 million from Ps. 22,049 million, as compared to the year ended December 31, 2019. This decrease was mainly due to lower: (i) cost of natural gas purchased as RTP of Ps. 4,222 million, (ii) taxes of Ps. 765 million (especially tax on exports due to the reduction of established by Resolution 488). These effects were partially offset by higher technical assistance fees and doubtful accounts charges.;

•	Other operating expenses increased by Ps.136 million mainly resulting from the recovery of insurance company.

In 2020, export revenues from the Liquids Production and Commercialization segment were Ps.9,534 million and accounted for 17.1% (18.8% in 2019) of total net sales and 34.5% (39.5% in 2019) of total Liquids Production and Commercialization revenues.

In 2020, we export propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.

We sold our LPG exports at spot prices and to the date of this Annual Report, we are under negotiations for new agreements.

As in prior years, in the period ranging from May to September 2020, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of LPG.

Regarding natural gasoline exports, in 2018, we entered into an agreement with Petrobras Global Trading S.V., which latest renewal is in effect for the period between February 1, 2019 and January 31, 2021.

Additionally, we export to Chile, Paraguay and Brazil by trucks. Volumes exported under this modality are lower than volumes exported by sea, which increased over the last several years, allowing us to capitalize a higher operative margin.

Regarding the price of natural gas, measured in U.S. dollars, acquired for RTP for processing at the Cerri Complex, it has suffered a decrease of approximately 38% with respect to 2019 principally as a consequence of the increase in the supply of available natural gas.

Although the Plan Gas.Ar plan could have a positive effect allowing to stop the fall in production levels that has been registered in the last periods, it is important to highlight the impact that it could have on the prices at which we would acquire the natural gas used in the Cerri complex.

According to the 2 auctions carried out within the framework of the same, an increase in the PIST for thermal generation and for gas distributors was verified, which is highly likely to affect industrial users, which will finally impact on the costs of natural gas consumed in the Cerri Complex, thus affecting the operating margins of the business.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities, related to construction, operation and maintenance of pipelines and compressor plants.

During 2020, the other services business segment recorded an operating profit of Ps. 1,533 million, which represents a Ps. 607 million increase compared to Ps. 926 million in 2019. The main factors that affected the results of operations of this segment during 2020 are the following:

•
Net revenues increased by Ps. 925 million primarily due to higher sales revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta for Ps. 1,563 million and the effect of the increase in the exchange rate on sales revenues denominated in U.S. dollars for Ps. 93 million. These effects were partially offset by lower construction services of the UT by Ps. 185 million and natural gas compression and treatment services rendered by Ps. 485 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 315 million, mainly due to the increase in depreciations of Ps. 602 million. This effect was partially offset by lower technical assistance fees.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2020, the Telecommunications business segment recorded an operating profit of Ps. 85 million, compared to a profit of Ps. 120 million in 2019. The main factors that affected the results of operations of this segment during 2020 are the following:

•	Net revenues increased by Ps. 33 million in the year ended December 31, 2020, when compared to 2019.

•	Costs of sales, administrative and selling expenses increased by Ps. 65 million in the year ended December 31, 2020, when compared to 2019.

Discussion of Results of Operations for the Years Ended December 31, 2019 and 2018
The following table presents a summary of our consolidated results of operations for the years ended December 31, 2019 and 2018, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2019	2018	Variation	Percentage of change
	(in millions of pesos)
Revenues	66,112	71,337	(5,225)	(7.3)%
Operating costs	(28,365)	(29,808)	1,443	(4.8)%
Depreciation	(4,819)	(4,095)	(724)	17.7%
Costs of sales	(33,184)	(33,903)	719.0	(2.1)%
Gross profit	32,928	37,434	(4,506)	(12.0)%
Administrative and selling expenses	(5,854)	(5,710)	(144)	2.5%
Other operating loss	(174)	(1,866)	1,692	(90.7)%
Operating profit	26,900	29,858	(2,958)	(9.9)%
Net financial results	(3,945)	(5,961)	2,016	(33.8)%
Share of (loss) / profit from associates	(43)	38	(81)	n/a
Income tax (expense)	(5,479)	(27)	(5,452)	n/a
Total net income and total comprehensive income	17,433	23,908	(6,475)	(27.1)%

Year 2019 Compared to Year 2018

Total comprehensive income

For the year ended December 31, 2019, we reported a total net income and a total comprehensive income of Ps.17,433 million, which represents a Ps.6,475 million decrease compared to the total net income and total comprehensive income of Ps. 23,908 million reported in 2018.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps.66,112 million, a decrease of Ps. 5,225 million compared to the 2018 fiscal year. This decrease was mainly due to lower net revenues from the Natural Gas Transportation and Liquids Production and Commercialization segments, which suffer a reduction 4.9% or Ps. 1,586 million and 9.5% or Ps. 3,322 million, respectively.

•
Cost of sales, including depreciation of fixed assets, decreased by Ps. 719 million, or 2.1% over 2018 fiscal year, primarily as a result of the decrease in the price and volumes of natural gas used as RTP totaling Ps. 1,442 million and lower technical assistance fee accrued of Ps. 1,200 million. These effects were partially offset by higher charges for the preservation of fixed assets, including depreciation of Ps. 1,553 million and labor costs of Ps. 355 million.

•
Administrative and selling expenses rose by Ps. 144 million, or 2.5% over 2018 fiscal year, as a result of the increase in the turnover tax and tax on exports of Ps. 545 million and labor costs of Ps. 125 million. These effects were partially offset by lower doubtful accounts charges by Ps. 274 million and lower depreciations of Ps. 348 million.

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

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2019 and 2018.”

Share of profit from associates

For the year ended December 31, 2019, we recorded a loss from our investment in associates of Ps. 43 million, compared to the profit of Ps. 38 million recorded in 2018.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2019 and 2018, are as follows:

	Year ended December 31,
	2019	2018
	(in millions of pesos)
Financial income
Interest income	980	2,817
Foreign exchange gain	10,640	17,098
Subtotal	11,620	19,915
Financial expenses
Interest expense	(3,417)	(3,509)
Foreign exchange loss	(21,288)	(27,481)
Capitalized financial expenses	607	-
Subtotal	(24,098)	(30,990)
Other financial results
Fair value gains on financial instruments through profit and loss	738	2,875
Derivative financial instruments results	(26)	222
Other financial charges	(558)	(510)
Subtotal	154	2,587
Gain on monetary position	8,380	2,528
Total	(3,944)	(5,960)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2019, the financial results decreased by Ps. 2,016 million compared to previous year. This variation is mainly explained by the higher gain on monetary position of Ps. 5,852 million given an increase in net liability monetary position and the annual inflation rate (47.6% in 2018 compared to 53.8% in 2019). This effect was partially offset by lower interests generated by financial assets of Ps. 3,975 million and the negative foreign exchange rate variation of Ps. 264 million booked during fiscal year 2019 compared to 2018.

Income tax

Income tax for fiscal year 2019 was negative at Ps. 5,478 million, compared to a loss of Ps. 28 million in fiscal year 2018.

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

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2019 and 2018

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2019 and 2018:

	Year ended December 31,		Year ended December 31, 2019 compared to year ended December 31, 2018
	2019	2018	Variation	Percentage Change
Natural Gas Transportation
Revenues from sales(1)	31,634	33,635	(2,001)	(6.0)%
Cost of sales	(11,800)	(10,815)	(985)	9.1%
Gross profit	19,834	22,820	(2,986)	(13.1)%
Administrative and selling expenses	(3,250)	(3,747)	497	(13.3)%
Other operating expense	(186)	(327)	141	(43.1)%
Operating profit	16,398	18,746	(2,348)	(12.5)%

Liquids Production and Commercialization
Revenues from sales	31,500	34,822	(3,322)	(9.5)%
Cost of sales	(19,960)	(21,961)	2,001	(9.1)%
Gross profit	11,540	12,861	(1,321)	(10.3)%
Administrative and selling expenses	(2,089)	(1,517)	(572)	37.7%
Other operating expense	4	(1,522)	1,526	(100.3)%
Operating profit	9,455	9,822	(367)	(3.7)%

Other services
Revenues from sales	3,440	3,790	(350)	(9.2)%
Cost of sales	(2,075)	(2,208)	133	(6.0)%
Gross profit	1,365	1,582	(217)	(13.7)%
Administrative and selling expenses	(443)	(376)	(67)	17.8%
Other operating (expense) / income	5	(11)	16	(145.5)%
Operating profit	927	1,195	(268)	(22.4)%

Telecommunications
Revenues from sales	376	342	34	9.9%
Cost of sales	(188)	(172)	(16)	9.3%
Gross profit	188	170	18	10.6%
Administrative and selling expenses	(72)	(71)	(1)	1.4%
Other operating expense	4	(5)	9	n/a
Operating profit	120	94	26	27.7%

(1)	Includes of intersegment revenues of Ps. 839 million and Ps. 1,253 million for the fiscal years 2019 and 2018, respectively.

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

During 2019, the Natural Gas Transportation business segment recorded an operating profit of Ps.16,398 million, compared to Ps. 18,746 million recorded in 2018. The main factors that affected the results of operations of this segment compared to 2018 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps. 2,001 million for the year 2019 compared to 2018;

•	During 2019, we received nominal tariff increases totaling 26.0% while annual inflation was 53.8%;

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2019, decreased by Ps. 427 million. The decrease is mainly due to a single rate increase granted by ENARGAS since April 2019 (26%, although according to the RTI process, a second increase as of October 2019 should have been granted), which was lower than the 2019 annual inflation rate (53.8%). See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 1,205 million. The decrease mainly resulted from the tariff decrease in Current Currency discussed above and lower volumes dispatched;

•
Revenues relating to the CAU decreased by Ps. 47 million by the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU;

•	Intersegment sales decreased by Ps. 415 million given the lower volumes of natural gas transported to Cerri Complex and the tariff decreases in Current Currency discussed above;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2019 increased by Ps. 488 million, from Ps. 14,562 million to Ps. 15,050 million, as compared to the year ended December 31, 2018. This increase was mainly attributable to higher: (i) ordinary maintenance expenses for the pipelines and other fixed assets by Ps. 725 million, (ii) labor costs by Ps. 290 million and (iii) depreciations amounting to Ps. 144 million. These effects were partially offset by a lower technical assistance fee accrued of Ps. 698 million and charges in doubtful accounts by Ps. 277 million; and

•	The positive variation in other operating expenses of Ps. 141 million derives from lower provisions for contingencies.

Liquids Production and Commercialization Segment

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

In 2019, we sold 56.1% of our production of LPG in the local market to LPG marketers, compared to 57.9% in 2018, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2019 and 2018 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

Butane and propane prices commercialized under the Households with Bottles Program are determined by the SHR, the Hydrocarbon Resources Secretariat. On May 10, 2019, the Undersecretary of Hydrocarbons and Fuels issued Provision No. 34/2019 that modifies the price for which the products under the Households with Bottles Program are marketed to Ps.9,327 and Ps.9,213 for propane and butane, respectively. On July 1, 2019, Provision No. 104/2019 was issued, which modified prices as of July 1, 2019, to Ps 9,895 and Ps.9,656 for propane and butane, respectively.

Under this agreement, we collect compensation from the Government, which is calculated taking into consideration the export parity price published monthly by the Federal Energy Bureau.

Regarding the Propane for Networks Agreement, on May 30, 2019, we signed the sixteenth extension by which the methodology for determining the price and volumes for the period April 1, 2019 to December 31, 2020 was established. As of the date of this Annual Report this program has not been extended.

See “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2019 the Liquids Production and Commercialization business segment recorded operating income of Ps. 9,455 million, compared to Ps. 9,822 million in 2018. The main factors that affected the results of operations for this segment compared to 2018 were the following:

•
Segment revenue decreased by Ps. 3,322 million in 2019, compared to 2018. This decrease is mainly due to lower international reference prices by Ps. 5,655 million and ethane volumes and price by Ps. 5,753 million. These effects were partially offset by the depreciation of the peso against the U.S. dollar by Ps. 4,541 million, higher propane and butane volumes sold by Ps. 2,678 million and the increase in the price of the propane and butane sold under the supply programs sponsored by the Government;

•
In 2019 propane, butane and natural gasoline average export prices recorded decreases of 28.5%, 23.3% and 17.0%, respectively, compared to 2018. The fall in international reference prices occurred mainly during the first half of the year showing signs of recovery as from August 2019;

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

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2019, decreased by Ps. 1,429 million, from Ps. 23,478 million to Ps.22,049 million, as compared to the year ended December 31, 2018. This decrease was mainly due to the reduction in the price and volumes of natural gas that we are required to purchase as RTP as part of the Liquids processing business of Ps. 1,442 million and the lower technical assistance fee of Ps. 454 million. These effects were partially offset by higher taxes, mainly due to tax on exports, of Ps. 546 million, and labor costs of Ps. 126 million;

•
Other operating expenses decreased by Ps.1,526 million mainly resulting from the Ps.1,054 million (U.S.$21.3 million) payment made, on June 14, 2018, as part of the resolution of the arbitration initiated by Pan American Energy LLC Argentine Branch and Pan American Sur S.A. before the International Court of Arbitration on May 8, 2015, against the Company for U.S.$306.3 million.

In 2019, export revenues from the Liquids Production and Commercialization segment were Ps. 12,450 million and accounted for 18.8% (17.7% in 2018) of total net sales and 39.5% (36.2% in 2018) of total Liquids Production and Commercialization revenues.

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

Regarding the price of natural gas, measured in U.S. dollars, acquired for RTP for processing at the Cerri Complex, it has suffered a decrease of 23.9% with respect to 2018 principally as a consequence of the increase in the supply of available natural gas.

Other Services

During 2019, the other services business segment recorded an operating profit of Ps. 926 million, which represents a Ps. 270 million decrease, compared to Ps. 1,196 million in 2018. The main factors that affected the results of operations of this segment during 2019 are the following:

•
Net revenues decreased by Ps. 351 million primarily due to the lower sales associated with lower construction of Ps. 680 million and operation and maintenance services of Ps. 235 million rendered in fiscal year 2019. These effects were partially offset by the impact of the exchange rate increase on the revenues denominated in United States dollars of Ps. 369 million and revenues related to natural gas transportation and conditioning in Vaca Muerta of Ps. 226 million.

•
Costs of sales, administrative and selling expenses decreased by Ps. 65 million, mainly due to decreases in costs of services rendered to third parties (Ps. 322 million). These effects were partially offset by higher (i) depreciations (Ps. 134 million), (ii) professional fees (Ps. 70 million) and (iii) labor costs (Ps. 54 million).

Telecommunications

During 2019, the Telecommunications business segment recorded an operating profit of Ps.120 million, compared to Ps.94 million in 2018. The main factors that affected the results of operations of this segment during 2019 are the following:

•
Net revenues increased by Ps.34 million in the year ended December 31, 2019, when compared to 2018. The positive variation was mainly due to the increase in the foreign exchange rate of the peso compared to the U.S. dollar.

•	Costs of sales, administrative and selling expenses increased by Ps.17 million.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, and cash flows from loans. In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our cash flows from operations have been affected in past years due to the lack of adjustment to our natural gas transportation tariffs to cover increases in our operating costs and capital expenditures, and the COVID effect during 2020 discussed elsewhere herein. Along these lines, and as a guiding principle, financial solvency is our main objective.

To preserve cash surpluses, we invest in low-risk and highly liquid financial assets offered by high-quality financial institutions that are located in Argentina and the United States. Our policy is designed to diversify credit risk. Given that our total financial indebtedness is denominated in U.S. dollars, we prioritize the placement of funds in U.S. dollar-denominated investments and since 2020, depositing such placements primarily abroad through the trading of financial instruments We recorded a Ps 8,004 million loss generated by trading financial instruments to place foreign currency abroad.

In the short-term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariffs for our regulated business segment and price controls, (iv) fluctuations in the natural gas price used as RTP, (iv) fluctuations in exchange rates, (v) operating cost increases given inflation and (vi) the full extent and duration of COVID pandemic and its impact on any of the foregoing and on our operations and financial situation.

During 2020, our cash generation has allowed us to cover all our financial needs, mainly the investments made for the maintenance of the transportation system and other operating assets of the remaining business segments, as well as those made for new projects. Furthermore, in 2020, we do not enter into any new loan agreement. Besides our cash flow from operations was used to paid our short-term debt.

The performance of the Natural Gas Transportation segment was marked by the lack of tariff updates, the last of which was received in April 2019, which in the framework of the Solidarity Law and its complementary rules provided for a tariff freeze and the renegotiation of the RTI. Likewise, and due to the national lockdown, between March and April there were certain delays in the collections of our main customers whose collections were significantly affected. Since the second quarter of the year, they tended to partially recover, and currently there are certain agreed delays.

Within the framework of the share buyback program approved by the Board of Directors meetings held on March 6 and August 21, 2020, as of December 31, 2020, we had 41,734,225 of our own shares in treasury, representing 5.25% of our common stock. In 2020, we allocated Ps. 3,715 million to the buyback of our own shares.

During 2020, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

The impact of the COVID in the financial markets has adversely affected the cost of borrowing, hedging activities and access to capital in general which could limit our ability to obtain hedges or financing in a timely manner, on acceptable terms or at all. In addition, the fragile economic environment in Argentina intensified by the slowdown in economic activity caused by the COVID and other internal factors may result in an increase in business failures among the clients we serve or may adversely affect the ability of our counterparties to perform their obligations under the transportations services or Liquids purchase agreements. As a result, our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be adversely affected by the deterioration of Argentine economy due to the COVID.  The extent to which COVID may impact our operations, liquidity, financial condition, and results of operations will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the disease or treat its impact, all of which are highly uncertain and cannot be predicted.

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

In the Liquids Production and Commercialization business segment, despite the weak commodity price environment discussed elsewhere herein we were able to maintan a positive cash flow thanks to the measures taken to mitigate its impact (negotiations with suppliers to guarantee the purchase of natural gas at lower prices, an efficient operation of our facilities in order to reduce maintenance expenses, for example).

On December 17, 2015, the Macri administration issued certain measures that involved the relaxation of foreign exchange controls in force over the last four years. Such measures were reversed beginning in August 2019. For additional information, see “Item 10. Additional information—D. Exchange Controls.”

As a result of a combination of external and local factors in the macroeconomic context, the exchange rate of the U.S. dollar increased by 40.5% during 2020, from Ps.59.89 to Ps.84.15. As of December 31, 2020, 96%, or U.S.$235 million, of our fund placements were denominated in U.S. dollars, to mitigate such risk. During the period ended on December 31, 2020, sales revenues denominated in U.S. dollars amounted to 50%.

The foregoing allows us to conclude that we managed to limit the impact of the recent turbulence in the exchange rate on the future cancellation of indebtedness.

A further devaluation of the peso or further inflation with no compensating effect in our natural gas transportation tariffs or lower liquids prices could harm our cash-generating ability and materially adversely affect our liquidity, our ability to carry out mandatory capital investments and our ability to service our debt.

Our financial position is and will be significantly dependent on its operating performance, our indebtedness and capital expenditure programs.

Our primary sources and uses of cash during the years ended December 31, 2020, 2019 and 2018 are shown in the table below:

	Years ended December 31,
	2020	2019	2018
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	13,294	34,859	8,203
Cash flows provided by operating activities	28,514	18,378	26,800
Cash flows used in investing activities	(30,088)	(22,659)	(9,909)
Cash flows (used in ) / provided by financing activities	(5,075)	(15,409)	4,291
Net (decrease) / increase in cash and cash equivalents	(6,648)	(19,691)	21,182
Foreign exchange gains on cash and cash equivalents	761	5,066	14,006
Monetary results effect on Cash and cash equivalents	(2,753)	(6,940)	(8,532)
Cash and cash equivalents at the end of the year	4,653	13,294	34,859

Cash Flows Provided by Operating Activities

The cash flow generated by operating activities for the year ended December 31, 2020, increased by Ps. 10,136 million, primarily resulting from lower income tax payments by Ps. 5,478 million, higher collections received from derivative financial instruments by Ps. 632 million and lower cash advances to suppliers. These effects were partially offset by the decline in operating profit by Ps. 6,258 million.

The cash flow generated by operating activities for the year ended December 31, 2019, decreased by Ps. 8,422 million, primarily resulting from a decrease in operating profit and the positive variation in the working capital, principally as a consequence of lower trade payable paid and the increase in accounts receivables.

Cash Flows Used in Investing Activities

The cash flow used in investment activities for the year ended December 31, 2020, increased by Ps. 7,429 million, mainly driven by higher acquisitions of financial assets not considered cash and cash equivalents by Ps.21,349 million. This effect was partially offset by lower funds allocated to the acquisition of capital expenditures following the completion of works related to the midstream business in Vaca Muerta and as a consequence of the impact of COVID by Ps.13,920 million.

Cash flow used in investment activities increased by Ps.12,750 million in 2019. This was mainly due to additional capital expenditures used to execute the Five-Year Plan committed in accordance with the provisions of the RTI and Vaca Muerta project by Ps.4,677 million and higher funds applied to buy financial assets not considered cash equivalents of Ps.969 million, against the increase of Ps.7,105 million in 2018.

Cash Flows (Used in) / Provided by Financing Activities

The cash flow used in financing activities for the year ended December 31, 2020, decreased by Ps. 10,334 million, primarily resulting from lower dividend payments by Ps.13,288 million. This effect was partially offset by the repurchase of notes by Ps. 999 million, and the cancellation of financial debt by Ps. 1,354 million, when in Fiscal 2019 we recorded a net financial borrowing.

Cash flows used in financing activities for the year ended December 31, 2019 increased by Ps.19,700 million as a result of lower loans received in 2019 of Ps.27,514 million (after the placement in 2018 of 2018 Notes) and higher dividend payments and treasury shares purchased of Ps.4,222 million and Ps.551 million, respectively. These effects were partially offset by lower payments of loans by Ps.12,612 million.

Description of Indebtedness

As of December 31, 2020, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2020 and 2019:

	2020	2020	2019
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2018 Notes Interest	5	457	459
Pre-export finance	-	-	1,390
Leasing	6	480	495
Total current loans	11	937	2,344
Non-current loans:
2018 Notes	481	40,520	40,634
Leasing	29	2,413	2,741
Total non-current loans	510	42,933	43,375
Total loans(1)	521	43,869	45,720

(1)	Issuance expenses net.
(2)	Converted at the exchange rate of Ps.84.15 per U.S.$1.00, which was the selling exchange rate as of December 31, 2020.

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

On January 3, 2014, the CNV authorized the public offering through Resolution No. 17,226. Our Board of Directors proposed that the 2017 Shareholders’ Meeting authorize an increase of up to U.S.$700,000,000 (or its equivalent in other currencies) of the medium-term note program approved by the CNV on January 3, 2014, for the issuance of short- and medium-term bonds not convertible into shares. On 31 October 2018, we obtained approval from the CNV for the extension of the program to January 3, 2024. On 9 October 2019, we obtained approval from the CNV for the extension of the program to U.S.$1.2 billion.

On May 2, 2018, within the framework of the 2017 short- and medium-term negotiable obligations program approved by the CNV, we issued the 2018 Notes with the following characteristics:

Amount in U.S.$	500.000.000
Interest Rate	6,75% annual
Pricing	99,725%

	Date of Payment	Percentage on the Principal Amount to be Paid
Amortization	May 2, 2025	100%
Frequency of Interest Payment	Semi-annual, payable on May 2 and November 2 of each year.
Guarantor	None.

The proceeds obtained from the 2018 Notes were used to: (i) repurchase the 2014 Notes for an amount equivalent to U.S.$86,511,165; (ii) cancel and totally redeem the 2014 Notes for U.S.$120,786,581; and (iii) the remaining balance to make capital investments.

As of December 31, 2020 the principal amount of outstanding 2018 Notes was U.S.$500 million. During 2020, we repurchased 2018 Notes in an aggregate principal amount of U.S.$17.6 million, at a clean average price of U.S.$71.53 per U.S.$100 of principal amount. This transaction generated a positive result of Ps. 399 million recognized as a financial gain in the Statement of Comprehensive Income.

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

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency-forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate. During 2020, 2019 and 2018, we did not enter into any derivative instruments to hedge the foreign exchange risk.

Future Capital Requirements

Details of our currently projected capital expenditures for the 2021-2023 periods, in millions of U.S. dollars, are set forth in the following table:

	2021	2022	2023	Total
Natural Gas transportation
Reliability and others	53.2	50.0	50.0	153.2
Total	53.2	50.0	50.0	153.2
Liquids production and commercialization
Reliability and others	14.4	10.0	10.9	35.2
Operational efficiencies	0.8	-	-	0.8
Total	15.2	10.0	10.9	36.0
Vaca Muerta Project	20.3	1.4	-	21.7
Other services	5.7	4.1	4.0	13.8
Total Capital Expenditures	94.4	65.5	64.9	224.7

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 50% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2020. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 87% of which are denominated in U.S. dollars for the year ended December 31, 2020. Likewise, 65% of the operating costs of this business segment for that period were denominated in U.S. dollars. For more information, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. During the 2020, 2019 and 2018 fiscal years, we have maintained a net liability monetary position

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

As a consequence of our liquidity and our strategy to focus our investments in U.S. dollar denominated financial instruments, during 2020, 2019 and 2018 we did not enter into any derivative instrument agreement to hedge foreign exchange risk.

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

In order to arrange such operation we paid a premium of U.S.$3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under the “Derivative financial instruments” caption.

We do not enter into derivative financial instrument agreements for speculative purposes.

As of December 31, 2020 we do not have any open derivative position.

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

F. Tabular Disclosure of Contractual Obligations

The following table represents a summary of our contractual obligations as of December 31, 2020:

		Payment due by period (in millions of pesos)
	Total	Due less than 1 year	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)(2)	54,780	-	2,840	8,520	43,420	-
Purchase Obligations(3)	6,694	-	5,646	1,048	-	-
Leasing(4)	3,587	64	629	1,259	1,259	376
Total	65,062	64	9,116	10,827	44,679	376

(1)
Refers to amortization and interest payments on the 2018 Notes as described in “Item 5. Operating and Financial Review of Prospects—B. Liquidity and Capital Resources—Description of indebtedness” and “Item 10. Additional Information—C. Material Contracts,” respectively.

(2)	The total amount of interest payments includes Ps.12,399 million of estimated interest payments not accrued according to the 2018 Notes.
(3)	Refers to agreements for the purchase of natural gas used in our liquids production and commercialization activities.
(4)
Corresponds to the lease liability arrangement entered with Pampa Energía. The total amount includes estimated interest payment not accrued as of December 31, 2020 for Ps.694 million. For additional information see “Item 5. Operating and Financial Review of Prospects—B. Liquidity and Capital Resources—Description of indebtedness” and “Item 10. Additional Information—C. Material Contracts—Financial lease with Pampa Energía.”

All of our debt obligation amounts set forth in the table above are U.S. dollar-denominated and, therefore, principal and accrued interest included in the amounts presented have been converted to peso amounts using the selling exchange rate of U.S.$1.00 per Ps.84.15 as of December 31, 2020. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Additionally, we entered into a contractual obligation with Pampa Energía with regard to technical, financial and operational assistance services. See “Item 4 Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Technical Assistance Services Agreement.”

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

General. Management of our business is vested in the Board of Directors. Our By-laws provide for a board of directors consisting of a minimum of nine principal directors and nine alternate directors and a maximum of 11 principal directors and 11 alternate directors. In the absence of one or more principal directors, alternate directors will attend meetings of the Board of Directors. Principal directors and alternate directors are elected at an ordinary meeting of shareholders and serve one to three-year renewable terms, as resolved by the shareholders, subject to reelection. Effective and alternate directors shall remain in their positions until substituted by the shareholders. In December 2019, the board approved the rules of its internal operation.

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

Current Board of Directors members were designated at the 2021 Shareholders’ Meeting. All the member of our Board of Directors were appointed until the Shareholders’ Meeting that considers the financial statements as of December 31, 2021.

The Shareholders’ Agreement (as defined in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ Agreement”) contains provisions governing the voting of our shares held by CIESA, the election of the members of our Board of Directors and certain other matters.

In February 2015, the Executive Branch enacted Decree No. 196/2015, which complements the provisions of Decree No. 1278/2012, mainly extending indemnity and legal assistance coverage to directors and statutory committee members appointed by the Government in companies in which it has stock participation.

Decree No. 894/2016, established that directors appointed by the FGS shall have the functions, duties and powers established by the General Companies Act, the Capital Markets Law and all the rules applicable to the company in which they act as directors, its by-laws and other internal regulations. On November 19, 2020, Law 27,574 was published in the Official Gazette, which regulates the role of the representatives of the FGS in those companies in which it has a stake, providing that the FGS will dictate the rules that are necessary in order to regulate their appointment, function, responsibility, performance and remuneration, which has been regulated by Decree No. 1041/2020 and ANSES Resolution No. 57/2021.

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

Duties and Liabilities of Directors. Under Argentine law, directors have the obligation to perform their duties with the loyalty and diligence of a prudent business person. Directors are jointly and severally liable to us, shareholders and third parties for the improper performance of their duties, for violating the law, our By-laws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by our By-laws, regulations or by a resolution of a shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties; provided that certain recording requirements are met. Moreover, under Argentine law, directors are prohibited from engaging in activities in competition with us without express shareholder authorization. Certain transactions between us and directors are subject to ratification procedures established by Argentine law.

A director who participates in the adoption of a resolution or who advises on or recognizes such resolution, will be exempted from liability if he leaves written evidence of his objection and notifies the Statutory Committee before his liability is reported to the board of directors, the Statutory Committee, a shareholders’ meeting, or competent authority or before judicial action is exercised. Shareholder approval of a director’s performance terminates any liability of a director vis-à-vis the Company; provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law, our By-laws or regulations.

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

f)
Has been a director, manager, administrator or principal executive of non-governmental organizations that have received funds, for amounts exceeding Ps.800,000 from the company, its controlling entity and other companies of the group of which TGS is a part.

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

In all cases, “significant shareholding” refers to those shareholders holding at least five percent (5%) of our common stock, or less in cases when they are entitled to appoint one or more directors per class of share, or have agreements with other shareholders relating to the management and administration of any such companies, or its controlling entity.

The following table reflects the current members of our Board of Directors, their respective positions on the Board of Directors and the year they were appointed to such position.

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Luis Alberto Fallo	4/21/2020	2022	Chairman	Director of Sagua Argentina S.A.
Horacio Jorge Tomás Turri	7/13/2020	2022	Vice Chairman	Executive director oil and gas at Pampa Energía
Pablo Viñals Blake	4/21/2020	2022	Director	Partner at Marval O’Farrell Mairal Law Firm
María Carolina Sigwald	8/21/2020	2022	Director	Legal Executive director at Pampa Enegía
Luis Rodolfo Secco	4/21/2020	2022	Independent Director	Economist
Carlos Alberto Olivieri	4/21/2020	2022	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/21/2020	2022	Independent Director	Public Accountant
Federico Jose Basualdo Richards	4/21/2020	2022	Independent Director	Comptroller at Ente Nacional Regulador de la Electricidad (“ENRE”)
Mariela Korenblum	4/20/2021	2022	Independent Director	Advisor to the undersecretary of electric energy
Jorge Romualdo Sampietro	4/21/2020	2022	Alternate Director	Senior Director at Petroquímica Cuyo
Gustavo Mariani	8/21/2020	2022	Alternate Director	Pampa Energía’s Vice chairman and CEO
Francisco Antonio Macías	4/21/2020	2022	Alternate Director	Partner at Marval O’Farrell Mairal Law Firm
Victoria Hitce	8/21/2020	2022	Alternate Director	Corporate and M&A general counsel at Pampa Energía
Enrique Llerena	4/21/2020	2022	Independent Alternate Director	Partner at Llerena – Amadeo Law Firm
Santiago Alberto Fumo	4/21/2020	2022	Independent Alternate Director	Independent consultant
Martin Irineo Skubic	8/21/2020	2022	Independent Alternate Director	Manager of Alliances and New Business Development Latam South at Elli Lilly Interamerica
Marianela Lago	4/20/2021	2022	Independent Alternate Director	Lawyer in the FGS-ANSES
Emilse Alejandra Juarez	8/21/2020	2021	Independent Alternate Director	Financial Responsible in the FGS - ANSES

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He currently serves as Director of Simali S.A., Executive Director of Sagua Argentina S.A., President of Beau Lieu S.A., President of Finca de Los Andes S.A., Vice President of Petroquímica Cuyo S.A.I.C., Vice President of Aguas de Santiago S.A., President of PEPCA S.A. and CIESA, President of First Class Flights S.A., and Vice President of Hostería Las Balsas S.A. Since 1992 he has worked with Grupo Sielecki, the main and controlling shareholder of several companies to which he serves as Director. He was born on January 29, 1960.

Horacio Jorge Tomás Turri is currently Executive Director of oil and gas of Pampa Energía. From August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He is CIESA’s vice chairman, as well. Mr. Turri is an Industrial Engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

Pablo Viñals Blake holds a law degree from the Universidad Católica Argentina and a master law degree from Harvard Law School.  Mr. Viñals Blake has been a foreign associate in the New York office of Milbank Tweed Hadley & McCloy LLP and since 1997 is a partner in the Buenos Aires office of Marval, O’Farrell & Mairal. Mr. Viñals Blake is currently the co-head of Marval’s Mergers & Acquisitions team and head of the Private Equity and Venture Capital and the Agribusiness grouPs.He has represented domestic and multinational companies, private equity, hedge funds and financial institutions in most of the largest M&A, Agribusiness and project financing transactions in Argentina in the last two decades and advised multilateral financial institutions such as the IFC, IDB and the United States Eximbank on their Argentine operations. He currently serves as a board member of BlackRock Argentina Asesorias S.A., PEPCA S.A. and CIESA. He was born on October 3, 1962.

María Carolina Sigwald has been a member of the Board of Directors of Pampa Energía since 2018 and serves as Executive Director of Legal Affairs of Pampa Energía. Ms. Sigwald worked at the legal department of Central Puerto S.A., and then served as an associate at the New York office at Chadbourne & Parke and then worked at the Corporation Interamericana de Inversiones (IIC) based in Washington. In 1998, Ms. Sigwald returned to Argentina and founded the firm Díaz Bobillo, Sigwald & Vittone, in which she served as an external consultant for energy companies. Before joining as a director at Pampa Energía, between 2015 and 2017, Ms. Sigwald was the director of regulatory and legal affairs at Edenor. Ms. Sigwald is also a member of the boards of EDENOR, CITELEC, CT Barragán, Pampa Cogeneración, PHA, Plásticos de Zárate, Transba S.A., CIESA and President of Greenwind. Ms. Sigwald holds a law degree with honors from University of Buenos Aires.

Luis Rodolfo Secco holds a Bachelor’s degree in Economics and a Master’s degree in Banking Disciplines from the Universidad Nacional de La Plata. In 1990 he obtained a scholarship as a full time researcher at the Universitá degli Studi di Siena. Between 1992 and 1994, he was a researcher and director of the School of Banking Disciplines of the Universidad Nacional de La Plata. Between 1994 and 1999, he worked as Chief Economist of M.A.M. Broda and Associates. At the beginning of 2000 he was summoned to work in the government of the then president Fernando De la Rua as economic adviser to the Presidency and General Director of Strategic Analysis of the Secretary of State Intelligence, a position he held until January 2002. In 2002, Mr. Secco founded his economic consulting firm, Economic Perspectives, and is currently director and editor of the Economic Perspectives newsletter. Between 2004 and 2012 he was external director of the Department of Economics of Deloitte Argentina. Since 1988 he has served as a professor at the Faculty of Economic Sciences of the Universidad Nacional de La Plata. He is also a guest columnist for the newspapers La Nación, Perfil and El Economista. He was born on December 14, 1963.

Carlos Alberto Olivieri holds a Public Accountant degree from the Universidad Nacional de Rosario and a postgraduate degree in Corporate Financial Management from the University of Michigan and Stanford University. At present, Mr. Olivieri is professor of Finance at Universidad Torcuato Di Tella. Between 2008 and March 2010, Mr. Olivieri acted as a financial advisor at Raymond James and, between 2002 and 2007, he worked for YPF as Chief Financial Officer (“CFO”) for Argentina, Brazil and Bolivia. Previously he acted as CFO of YPF S.A., Quilmes Industrial S.A. and Eaton S.A. and President of YPF GAS S.A. and Maxus Corporation (USA). He also had executive responsibilities in other industries, such as Aerolíneas Argentinas and Arthur Andersen & Co. and taught at the Universidad de Buenos Aires and University of Michigan. Mr. Olivieri is also member of the board of directors of Metlife Seguros S.A. and acts as financial advisor. He was born on May 14, 1950.

Carlos Alberto Di Brico holds a degree in Administration and Public Accountancy from the Universidad de Buenos Aires. He is a member of the board of NTN SNR Argentina SA, FDV Intive Argentina SA, Aristocrat Argentina PTY Limited, Perform Media Argentina SRL and Perform Content South America SAS. He has held several management positions at Eveready Argentina S.A. between 1975 and 1995. From 1995 to 1998, he was CFO at Stafford Miller Argentina S.A. Between 2001 and 2013, he served as CFO and later as CEO at Emerson Argentina. Between 2010 and 2017, he was a member of the board of directors of Camuzzi Gas Pampeana S.A. He was born on August 1, 1952.

Federico Jose Basualdo Richards holds degrees in Sociology from the Universidad de Buenos Aires. He is currently comptroller at the ENRE (the national regulation energy body) and investigator in FLACSO.

Mariela Korenblum holds a degree in Economics from Universidad de Buenos Aires. She has also completed a Specialization in Electricity Market Management at the Instituto Tecnológico de Buenos Aires. She served as a specialist in the electric power sector at the former Planning and Strategic Coordination Commission of the National Hydrocarbon Investment Plan of the Ministry of Economy and Public Finance (2012-2015). She has held various positions in the Undersecretariat of Nuclear Energy (2016-2019) and served as advisor on economic, tariff and technical matters in the intervention of ENRE during 2020. She is currently an advisor to the Undersecretary of Electric Energy. She was born on April 16, 1980.

Jorge Romualdo Sampietro holds a degree in Chemical Engineering from the Universidad de Buenos Aires and an Executive Program at Darden Business School - University of Virginia. Between 1968 and 1973, he worked as Technical Sales Manager at Dow Química Argentina. From 1973 to 1975, he was Export Manager at Petroquímica Mosconi. Since 1976, he has worked as Commercial and General Manager at several companies. Since 1994, he has been General Manager of Petroquímica Cuyo and currently holds the position of Director of Petroquímica Cuyo S.A.I.C. and of Alternate Director of CIESA and PEPCA. He was born on May 12, 1944.

Gustavo Mariani holds a degree in Economics from Universidad de Belgrano, an MBA from Universidad del CEMA and has been a Certified Financial Analyst since 1998. In 2005 he was appointed Director of Pampa Energía, where he currently serves as Vice President and CEO. In 1993 he joined the Dolphin Group as an analyst and served as its Portfolio Manager. He is currently Chief Executive Officer of Dolphin S.A., a director of: Grupo Dolphin Holding S.A., Dolphin Finance S.A, Emes Inversora S.A., Grupo Emes S.A., Pampa Cogeneración S.A., Pampa Participaciones S.A.U., Sitios Argentinos S.A., Central Piedra Buena S.A. and Transba S.A.; chairman of: Hidroeléctrica Diamante S.A., Hidroeléctrica Los Nihuiles S.A., Parques Eólicos del Fin del Mundo S.A., Transelec Argentina S.A. and Parques Eólicos Argentinos S.A.; vice chairman of:Empresa Distribuidora de Energía Norte S.A. and Pampa Energía. Mr. Mariani is also a member of "Fundación Pampa Energía Comprometidos con la Educación". He was born on September 9, 1970.

Francisco Antonio Macías holds a Law degree from the Universidad Católica Argentina and a Post Graduate degree in International and EC Law from the School of Law of the University of Siena, Italy and a Post Graduate Degree in International Operations from the National Foreign Office Institute of Argentina. Since 2002, Mr. Macías is a partner in Marval, O’Farrell Mairal law firm and is currently the head of Marval’s Oil & Gas practice. Before joining Marval he worked for the firm of Bazán, Cambré & Orts and for BBVA Banco Francés. He was born on January 19, 1967.

Victoria Hitce has served as alternate director at Pampa Energía since 2017. Ms. Hitce is the Corporate and M&A general counsel at Pampa Energía. Prior to joining Pampa Energia, Ms. Hitce served as founding partner at Estudio Salaverri, Burgio & Wetzler Malbrán. Ms. Hitce is a director at CIESA and CITELEC; and also serves as alternate director at PHA, Transba, Pampa Cogeneración S.A., CT Barragán S.A., TGU, Pampa Energía Bolivia, Plásticos de Zárate S.A. and Transener S.A. In addition, Ms. Hitce serves as syndic at Norpatagónica S.A and Refinor. Ms. Hitce holds a law degree from Universidad Catolica Argentina.

Enrique Llerena holds a Law degree from the Universidad Católica Argentina. He also holds a degree in Diplomatie et administration des Organization Internationales from the Universite et Paris XI. Since 1982, he has been a partner of the law firm Llerena Amadeo. He has served as the principal director and member of the audit committee of various companies. He is currently the Managing Director of Tradelog S.A. He is also a partner at Llerena & Arias Uriburu. He was born on April 9, 1955.

Santiago Alberto Fumo graduated as a Public Accountant at the Universidad del Litoral, and he also holds a Master’s degree in Law and Economy for the Universidad Torcuato Di Tella. He currently works as an independent consultant in startups and takeovers. Additionally, he acts as syndic at Molinos Río de la Plata S.A., National Oilwell Varco MSW S.A., Tuboscope Vetco de Argentina S.A. and Antares Naviera S.A. He was born on December 10, 1960.

Martín Irineo Skubic serves as manager for alliances and development a Elli Lilly Interamerica. In addition Mr. Skubic has served as senior officer at Jergens Argentina S.A., Stafford Miller Argentina S.A., Eveready Argentina S.A. and Pistrelli, Díaz y Asociados. Mr. Skubic holds a degree in public accounting from Universidad de Buenos Aires and holds a Master in Business Administration from Universidad del CEMA.

Marianela Lago has a law degree from Universidad de La Plata and postgraduate studies in administrative and economic law from Universidad Católica Argentina. Between 2008 and 2018 she worked in the legal service of ANSES and since 2018 she has been a lawyer in the General Directorate of Legal Affairs of the FGS - ANSES. She was born on May 15, 1979.

Emilse Alejandra Juarez holds a degree in Economy from Universidad de Buenos Aires. She served in the Ministry of Production. She is currently financial responsible in the FGS – ANSES.

Executive Committee. In order to achieve more streamlined management of the Company, the 2017 Shareholders’ Meeting approved the amendment of our By-laws for the purpose of allowing, within the scope of the Board of Directors, the possibility of constituting an executive committee (the “Executive Committee”), under the terms established by article 269 of the General Companies Act.

The Board of Directors is the body in charge of appointing the members of the Executive Committee, which will be made up of four members: the directors who have been appointed as our President and Vice President, and any other two directors elected by simple majority, with a mandate to serve for one year.

The Executive Committee will function with a quorum of the majority of its members; the quorum must include our President and Vice President. It will adopt its decisions unanimously and will have the powers determined by the Board of Directors.

The current composition of the Executive Committee was decided by the Board of Directors at its meetings of April 20, 2021. Luis Alberto Fallo, Horacio Jorge Tomás Turri, Pablo Viñals Blake and María Carolina Sigwald are in office for a term of one fiscal year, until the meeting that considers the financial statements as of December 31, 2021.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Oscar Jose Sardi	2019	CEO
Claudia Trichilo	2019	Operations Vice President
Carlos Hector Sidero	2013	Human Resources Director
Alejandro Mario Basso	2016	CFO and Services Director
Hernan Diego Flores Gomez	2017	Legal Affairs Director
Juan Ignacio de Urraza	2020	Business Director
Rubén De Muria	2018	Institutional and Regulatory Affairs Director

There is no expiration term defined for the executive officers.

Below is a description of the main activities currently carried out by each of our executive officers, together with the biographical information thereof:

Oscar Jose Sardi received a Mechanical Engineering degree from the Universidad Nacional de Rosario and holds a major in Natural Gas from the Universidad de Buenos Aires. He also participated in a General Administration Program at the Universidad Austral. He worked for GdE between 1983 and 1992 and since then, he has held different positions in our operations area. In April 2005, he was designated as our Service Vice President, and subsequently appointed as our Operations Director from October 2016 until April 2019, when he was appointed as our CEO. He also acts as President of Telcosur and of TGU. He was born on September 1, 1955.

Claudia Trichilo received a Chemistry degree and a post-graduate degree in Engineering from the Universidad de Buenos Aires. From June 1988 to December 1992, she worked at the Industrial Engineering Department of Gas del Estado. In 1992, Ms. Trichilo joined TGS as Chief of Technical Planning and held such position until December 2002, when she was appointed Technical Developments Manager. From 2007 to 2010, Ms. Trichilo acted as Coordinator of Operations until August 2019, when she was appointed as our Operations Vice President. She also acts as Vicepresident of CTG S.A.U. She was born on March 21, 1963.

Carlos Hector Sidero graduated from Universidad de Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994, he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina. He joined TGS in March 2013 as Vice President of Human Resources. He was born on February 16, 1956.

Alejandro Mario Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Compañía Naviera Pérez Companc from 1987 to 1992, and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager, and between September 1998 and March 2008, he was our Planning and Control Vice President. Between March 2008 and October 2016, he acted as our Management Control and Corporate Governance Vice President. In October 2016, he was designated as our CFO and Services Vice President. He also acts as President of CTG S.A.U., Vice president of Telcosur S.A. and Gas Link S.A., Alternate Director of TGU and Liquidator at EGS. He was born on October 13, 1961.

Hernán Diego Flores Gómez received a Law degree from the Universidad de Buenos Aires. He is a co-founder and professor of the Hydrocarbons and Energy Industry Law post-graduate course at Universidad Católica Argentina, and he is also a co-founder and professor of the Petroleum and Natural Gas Law post-graduate course at Universidad de Buenos Aires, and professor of the Energy Master’s degree at the Energy Regulatory Activity Studies Center (“CEARE”). Additionally, Dr. Flores Gómez has a Master’s degree in Business Law from the Escuela Superior de Economía y Administración de Empresas (ESEADE), a Master’s degree in Finance from the Universidad del CEMA and a Postgraduate degree in Damage Law from Universidad Católica Argentina. He began his career in the National Judicial Branch. Throughout his career, he held various relevant positions on legal matters, institutional and management relationship at companies such as Capsa / Capex S.A., Pluspetrol S.A. and ENAP Sipetrol Argentina S.A. He was born on June 10, 1966.

Juan Ignacio de Urraza holds a degree in Chemical Engineering from the Universidad Nacional de La Plata. He completed several postgraduate courses in Strategic Management, Business Management, Management Development, Management Development and Advanced Leadership. Between March 1991 and July 1992 he worked at the Instituto de Investigaciones Fisicoquímicas, Teóricas y Aplicadas as a researcher in the Corrosion Department. From September 1992 to January 1993 he worked as a fellow at Petroken Petroquímica Ensenada. From July 1993 to September 1994 he worked first as a Process Engineer and then as a Consultant at A&C Analistas Económicos y Consultores de Empresas.  Between November 1994 and February 2005 he held different positions in Metrogas. In March 2005 he joined us as Liquids Commercial Head, until September 2007, when he took over as Natural Gas Liquids Commercial Manager. In November 2020 he was appointed Business Director. He was born on September 27, 1969.

Rubén De Muria received a Public Accountant degree from the Universidad de Buenos Aires. He obtained a Master degree in Regulations of Gas and Electricity Industries from CEARE. He worked for Chase Manhattan Bank Argentina and Perez Companc S.A. between 1985 and December 1992. In December 1992, he joined us as member of the Regulatory Matters and Rates Department. In August 2006, he was promoted to Regulatory Matters and Rates Manager. In December 2015, he was appointed as Institutional and Regulatory Affairs Executive Manager, and, finally in January 2018, as Institutional and Regulatory Affairs Vice President. He was born on January 31, 1964.

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

B. Compensation

The remuneration paid by us during the year 2020 to the members of our Board of Directors and executive officers amounted to Ps. 32 million and Ps. 105 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

The Board of Directors meeting held on April 20, 2021 appointed the current members of the Audit Committee, who as of the date of this Annual Report are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates, Martin Irineo Skubic, Santiago Alberto Fumo and Enrique Llerena. All of Audit Committee members meet the independence criteria set forth under Rule 10 A-3 of the Exchange Act, SEC regulations and NYSE Standards, but according to CNV rules Mr. Carlos Olivieri does not qualify as independent since he has served as director for ten years.

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

•
express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase, excluding or limiting preferential rights;

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

Also, regarding the internal and external auditors, the Audit Committee must:

•	review their plans; and

•	evaluate and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee must:

•
analyze the different services rendered by the external auditors as well as their independence, according to Technical Resolution (“TR”) No. 34 of the FACPCE, and any other related regulations issued by professional councils;

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

The aggregate compensation paid by us for the fiscal year ended December 31,2020 to the members of the Audit Committee was Ps.12 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Statutory Committee

The Statutory Committee is our monitoring body as stipulated in Section No. 284 of the General Companies Act. Our By-laws provide for a Statutory Committee consisting of three syndics and three alternate members (“Alternate Syndics”). In accordance with our By-laws, two syndics and the corresponding Alternate Syndics are elected by a majority vote of the holders of our Class “A” shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Committee is elected at the General Annual Shareholders’ Meeting and serves for a one-year renewable term. Members of the Statutory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TR No. 45. Our directors, officers and employees may not be members of the Statutory Committee, all members must be independent. Our By-laws require the Statutory Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Committee consist of monitoring our management’s compliance with the General Companies Act, our By-laws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the General Annual Shareholders’ Meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors, Executive Committee and shareholders’ meetings, (ii) call Special Shareholders’ Meetings when deemed necessary and General Annual Shareholders’ Meetings when the Board of Directors fails to do so, and (iii) investigate written inquiries initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate compensation paid by us for the fiscal year ended December 31,2020 to the members of the Statutory Committee was Ps. 6 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets forth the current membership of our Statutory Committee, each of whom was appointed at the 2021 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
José Daniel Abelovich	4/21/2020	2022	Syndic
Pablo Fabián Waisberg	8/21/2020	2022	Syndic
María Valeria Fortti	4/21/2020	2022	Syndic
Fernando Pedro Tetamanti	8/21/2020	2022	Alternate Syndic
Marcelo Héctor Fuxman	4/21/2020	2022	Alternate Syndic
Sandra Auditore	4/21/2020	2022	Alternate Syndic

The present principal occupations and employment history of our syndics are set forth below:

José Daniel Abelovich obtained a degree in Accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. Formerly, he was Manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a Senior Advisor in Argentina for the United Nations and the World Bank. He is a member, among others, of the supervisory committees of Cresud, IRSA, Hoteles Argentinos, Inversora Bolívar, Banco Hipotecario S.A. and CIESA He was born on July 20, 1956.

Pablo Fabián Waisberg is a Certified Public Accountant from the University of Buenos Aires. He is currently an accounting and tax advisor. He is also a trustee of Petrosiel S.A., Areic S.A., Grainco S.A., Petroquímica Cuyo S.A., Sagua Argentina S.A., Noragua S.A., CIESA and Aguas de Santiago S.A. He was born on February 3, 1965.

Valeria Fortti obtained a degree in Accounting and a bachelor in Administration form the Universidad de Buenos Aires. She also holds a Master in Business Administration from the same university. Since 1994, she has been a trustee in the Argentine National Auditing Commission. She is also a member of the supervisory committees of Emprendimientos Energéticos Binacionales S.A., Nucleoeléctrica Argentina S.A. and TELAM S.E. She was born on December 20, 1973.

Marcelo Héctor Fuxman obtained a degree in Accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International. He is also a member, among others, of the supervisory committees of Cresud, IRSA, Inversora Bolívar and Banco Hipotecario S.A. He was born on November 30, 1955.

Fernando Pedro Tetamanti obtained a degree is Accounting from the Universidad de Belgrano. He is partner of Tycompany advisors.

Sandra Auditore obtained a degree in Accounting from the Universidad de Buenos Aires. Since 1995, she has been a trustee in the Argentine National Auditing Commission. She was born on November 3, 1967.

Compensation Committee

We do not have a compensation committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See “Item 16.G. Corporate Governance.”

D. Employees

The following table sets out the number of employees per department as of December 31, 2020, 2019 and 2018:

	Number of Employees as of December 31,
Department	2020	2019	2018
General	2	3	2
Administration, Finance and Services	113	106	103
Human Resources	24	23	23
Legal Affairs	11	10	10
Public and Regulatory Affairs	11	10	8
Safety and Environmental	30	29	28
Business	73	76	72
Internal Audit	4	4	4
Operations	791	786	747
Trainees program	-	13	7
Total	1,059	1,060	1,004

The following table sets out the number of employees according to geographical location as of December 31, 2020, 2019 and 2018:

	Number of Employees as of December 31,
Location	2020	2019	2018
City of Buenos Aires	281	245	239
Province of Buenos Aires	414	448	427
Province of Chubut	62	64	61
Province of La Pampa	14	14	14
Province of Neuquén	134	133	114
Province of Río Negro	61	60	58
Province of Santa Cruz	91	94	88
Province of Tierra del Fuego	2	2	3
Total	1,059	1,060	1,004

As of December 31, 2020, 2019 and 2018, the number of temporary employees working for us was 39, 58 and 57, respectively.

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

On December 13, 2019, the Executive Branch issued Decree No. 34/2019 which for a 180-days term doubles the amount of compensation mentioned above. The Government went a step further amid the COVID pandemic, extending this measure on several occasions, most recently by Decree no. 39/2021, effective until April 24, 2021.

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

Recent years presented an inflationary scenario that required numerous meetings with union representatives. We maintain a positive relationship with each of the employee unions with representation before our company. The fruits of this work were the agreements reached with each such union, which have been submitted to the national labor authority for approval and inclusion in existing collective bargaining agreements. Those agreements effectively prevented trade union conflicts and work stoppages.

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2020, we signed agreements for the period of April 1, 2020 to March 31, 2021. This is a consequence of the fact that TGS salary period comprises from the month of April of each year to the month of March of the following year. We are currently in negotiations with trade unions to conclude bargaining agreements for the period April 1, 2021 – March 31, 2022, but the status of this negotiation remains uncertain.

As of December 31, 2020, 82,5% of our workforce is under trade union representation, having the same employment benefits. The unions that represent such employees are Unión del Personal Superior del Gas, Federación Argentina del Gas Natural de la República Argentina (which groups the unions of the capital, Bahía Blanca and Patagonia Sur) and Sindicato de Trabajadores de la Industria del Gas Natural Derivados y Afines of Neuquén and Río Negro.

E. Share Ownership

As of December 31, 2020, the following members of our board of directors and our senior management had an ownership interest in our Class B shares of: Luis Fallo (0.007%), Carlos Olivieri (0.002%), Martin Irineo Skubic (0.0001%), Carolina Sigwald (0.0055%) and Oscar Sardi (0.0053%).

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

A. Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own five percent or more of our common stock as of March 31, 2021:

Name of Beneficial Owner	Number of Shares(1)		Percent of Total Common Shares	Class
CIESA	405,192,594		51.00%	A
FGS	190,685,633		24.00%	B
Holders through BYMA	60,230,124		7.58%	B
Treasury shares	41,734,225		5.25%	B
ADRs through Citi	96,652,707	(1)	12.17%	B
Total	794,495,283		100.00%	--

(1)	Equivalent to 21,040,200 ADRs.

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares and local and foreign investors hold the remaining shares of our common stock, distributed among minority holders with 25% and FGS (managed by ANSES) with 24%. CIESA is under co-control of: (i) Pampa Energía, which holds 10% of CIESA’s common stock, (ii) PHA, which has a shareholding of 40%, and (iii) GIP and PCT, who in the aggregate hold a combined 50% indirect ownership interest in the outstanding capital stock of CIESA, as follows: GIP holds 27.1% and PCT holds 22.90%.

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

•	On March 24, 2020, CIESA was informed of the transfer of the 40% capital stock owned by the CIESA Trust to PHA.

•	On July 13, 2020, PCT acquired WST participation in PEPCA, or 4.58% of CIESA, which resulted in GIP and PCT owning in the aggregate 50% in CIESA.

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

According to applicable regulations, any transfer or other action that limits, alters, cancels or modifies the destination, ownership, possession or nature of the shares held by the FGS which results in a decrease of the FGS’s holdings in a manner inconsistent with applicable law, shall not be conducted without prior express authorization of the Argentine Congress, with the following exceptions:

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

On February 16, 2017, the Special Shareholders’ Meetings of Pampa Energía and Petrobras Argentina approved the prior merger commitment, under which Pampa Energía will be the surviving entity and Petrobras Argentina will be dissolved without liquidation. The merger is effective as of November 1, 2016. Subsequently, on April 26, 2018, the CNV notified the Board of Directors of the approval of the merger, which was recorded in the Argentine commercial public registry on May 2, 2018.

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

The following table shows the current CIESA’s shareholding:

Shareholder	Number of shares	Class of shares	Ownership (%)	Group
Pampa Energía	63,881,869	B1	10%	Pampa Group
	0.5	A1
	0.5	A2
PHA	0.5	A1	40%
	0.5	A2
	162,898,766	A2
	92,628,711	B2
PEPCA S.A. (GIP y PCT)	63,881,870	B3	10%	GIP/PCT Group
GIP	89,594,322	A1	22%
	50,945,792	B1
PCT	73,304,444	A1	18%
	41,682,920	B1
Total	638,818,696		100%

As reported in “Item 4. Our Information—A. Our History and Development— Controlling shareholders,” the control of CIESA / TGS is divided into two groups, on the one hand Pampa Energía, directly and indirectly through PHA, and, on the other hand, GIP and PCT. Thus, CIESA is under joint control between Pampa Group and GIP/PCT Group.

Transfers of Our Shares. Sales or transfer of our Class A shares must be approved by the affirmative vote of the shareholders representing at least sixty percent (60%) of the ordinary voting shares issued by CIESA.

Acts that require special approval of the Board of Directors. The Shareholders’ Agreement determines which decisions must be approved by an absolute majority of our Directors, including, among others: (i) the approval of the sale of assets outside the ordinary course of business; (ii) the approval of the annual budget and any modification thereof; (iii) approval to borrow or incur operating expenses in an amount that exceeds, in both cases, more than 10% of the amount approved in the annual budget; (iv) the approval to make investments that exceed U.S.$0.5 million; (v) the approval to establish or modify wage and compensation policies; and (vi) the termination or extension of the SATFO.

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

Subsequently, on September 6, 2018, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.1,800,000,000 stated at its original value (the “Second Share Repurchase Program”).

For additional information see “Item 16.E Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.”

On March 27, 2019, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.1,500,000,000 stated at its original value (the “Third Share Repurchase Program”). On August 26, 2019, the Third Share Repurchase Program was canceled and replaced by a new share repurchase program with a maximum amount to invest of Ps.3,200,000,000 (the “Fourth Share Repurchase Program”). Finally, on November 19, 2019, a fifth program of acquisition of treasury shares was approved (the “Fifth Share Repurchase Program”) for a total of Ps.4,000 million (at the time of its creation). This program was valid for 120 days from its creation.

On March 6, 2020 our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.2,500 million stated at its original value (the “Sixth Share Repurchase Program”). This program was valid for 180 days from its creation.

Subsequently, on August 21, 2020, the Board of Directors approved a new share repurchase program for a maximum amount of Ps. 3,000 million (at the values at the time of its inception) (the “Seventh Share Repurchase Program”). This program expired on March 22, 2021.

As of December 31, 2020, we had 41,734,225 treasury shares, representing 5.26% of the total share capital. The acquisition cost of the same in the market amounted to Ps. 3,715 million (together with the trading premium on treasury stock of Ps. 1,078 million) which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c) and e) of the CNV’s Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

B. Related Party Transactions

Transactions with related parties are carried out in the ordinary course of business according to common practices and in accordance with applicable laws and regulations.

SATFO

Pampa Energía is our technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the SATFO which provides that Pampa Energía is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. Pursuant to this agreement, Pampa Energía, also provides financial advice to us. For these services, we pay a fixed annual amount or a monthly fee based on a percentage of our operating income, the higher of the before mentioned. At the Shareholders Meeting held on October 17, 2019, certain modifications to the amount and term of this agreement were approved. For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Technical Assistance Services Agreement.”

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

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a net book value of Ps.1,953.2 million, which allowed us to expand our midstream services provided in that area.

The details of significant transactions with related parties as of December 31, 2020, are as follows:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of Liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests expenses
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	140	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	841,274	1,049,966	614,644	160,067	1,430,462	-	242,337
Associate with significant influence:
Link	-	-	19,562	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	25,768	-	-	-	-	-	-
Pampa Comercializadora S.A.	112,774	-	-	-	-	-	-
CT Barragan	2,475	-	8,934	-	-	-	-
Transener S.A.	-	-	352	-	-	-	-
Central Piedra Buena S.A.	1,745	-	-	-	-	-	-
Experta ART	-	-	-	25,429	-	-	-
Total	984,036	1,049,966	643,492	185,496	1,430,462	140	242,337

Additionally, during the years ended December 31, 2020 and 2019, we received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 481,065 and Ps. 2,350,271, respectively, which are capitalized within the facilities related to the Vaca Muerta Projects.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2020, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

For additional information regarding our exports, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

As of December 31, 2020 and 2019, we recorded a provision of Ps. 764 million and Ps. 701 million, respectively, in respect of this claim under the line item “Provisions,” which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

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

On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, as well as of any other act aimed at enforcing the Executive Decree No. 2067/08, and therefore declare invalid said regulations. On March 29, 2019, the National Secretariat of Energy appealed the judgment, which was granted on April 3, 2019. On October 29, 2019, the judge resolved to extend the injunction (“medida cautelar”) (which prevents the Government from requiring us to pay the charges for the period between November 2011 and March 2016) until April 29, 2020 or until the award becomes final, whichever occurs first. The injunction has been extended until June 1, 2021. As of the date of this Annual Report, the case is pending judgment by the National Court of Appeals in Contentious Administrative.

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

On May 24, 2013, we filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by us amounted to Ps.433.3 million plus compensatory interests. Our claim was not heard after three months, so on October 9, 2013, we filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by us. This resolution was appealed by us before the Appellate Court for Administrative Proceedings (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

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

At December 31, 2020 and 2019, there are no account receivables booked per this recovery action.

d)	Turnover tax withholding in the Province of Buenos Aires

Collections Agency of Buenos Aires (Agencia de Recaudación de la Provincia de Buenos Aires or the “ARBA”) claimed a total of Ps.4.9 million (without fine or interest) for our alleged omissions as withholding and collection agent of the turnover tax corresponding to the period July 2009 - June 2011. We submitted to ARBA various elements of evidence that support our claim of reducing the amount claimed substantially. As of the date of this Annual Report, the Tax Court has not resolved the issue.

In March 2017, we partially canceled the debt claimed by ARBA, paying Ps.2.9 million by adhering to the payment plans offered by the Province of Buenos Aires through Law No. 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

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

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in material environmental liabilities as a result of our operations to date. As of December 31, 2020 and 2019, the total amount of these provisions amounted to Ps.22 million and Ps. nil million, respectively.

b)	Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2020 and 2019, the total amount of these provisions amounted to Ps.74 million and Ps.101 million, respectively.

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

•
According to the BCRA regulations, under certain conditions, we have to obtain its previous authorization before transferring dividend payments outside of Argentina. For additional information see “Item 10. Additional Information—D. Exchange Controls.”

For additional information regarding dividend payments during 2020, see “Item 3. Key Information—A. Selected Financial Data—Dividends.”

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

As of December 31, 2020, the market capitalization of shares of the 89 domestic companies (excluding mutual funds) listed on the BASE was Ps. 2,815 billion.  .

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

•	Strengthening mechanisms for the protection of and prevention of abuses against small investors and for the protection of consumers’ rights;

•	Promoting access of small- and medium-sized companies to the capital market;

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

According to data provided by the Depositary, as of March 31, 2021, there were 19,330,541 ADSs outstanding. Such ADSs represented approximately 12.17% of the total number of issued and outstanding Class B Shares as of such date.

Market Capitalization. Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds.

The last information available to us regarding the Argentine stock market is set forth in the table below:

	2016	2017	2018	2019	2020
Market capitalization (Ps. in billions)(1)	4,512	6,877	10,786	2,409	2,844
Market capitalization domestic companies (Ps. in billions) (1)	1,011	2,061	1,804	2,358	2,815
Market capitalization / GDP (%)	11.3	17.6	10.8	9.4	10.4
Number of listed companies	101	104	98	91	89

(1)	Stated in Argentine pesos not adjusted for inflation.

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

The amended By-laws approved by the 2014 Shareholders’ Meeting held on April 30, 2014, were filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, and are incorporated by reference in this Annual Report as Exhibit 1.2.

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

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the amendment to our By-laws, which was approved by the General Inspection of Justice on July, 25, 2017. Such amendment to our By-laws was filed with the SEC pursuant to current report on Form 6-K, dated April 12, 2017 (Commission File No. 1-13.396), and are incorporated by reference in this Annual Report as Exhibit 1.2.

The 2021 Shareholders’ Meeting amended our By-laws in order to let shareholders meetings may be duly convened remotely.

General Resolution No. 830/2020 of the CNV — Remote meetings

As a result of the COVID pandemic and the social distancing measures set forth in Decree No. 297/2020, on April 3, 2020, the CNV issued General Resolution No. 830 (“Resolution 830”), to the effect that:

During the period in which the curfews and other transit restrictions remain in effect as a result of the state of health emergency resulting from the COVID pandemic, shareholders and directors meetings may be duly convened remotely, even in the cases in which the By-laws or other organizational documents do not expressly provide so if: (i) all shareholders or directors as applicable, are able to participate and cast a vote; (ii) the means of communication allow the simultaneous transmission of sound, images and sound during the entire meeting, and (iii) the applicable call notice shall clearly inform the access mechanism, procedures and other details for shareholders or directors, as applicable, to participate in the applicable meeting. In addition, issuers are required to keep a digital copy of record of the meeting for a period of five years, which shall be available to any shareholder who requests it. The issuer’s audit body shall be required to verify that at all times the meeting is conducted in accordance with applicable procedures set forth in the organization documents of the issuer and Argentine laws.

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

Financial Lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for a book value as of December 31, 2020 of Ps. 1,953 million, which we utilize in our other services business segment. Monthly lease payments to Pampa Energía amount to U.S.$0.6 million, before taxes.

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

On September 1, 2019, the Argentine government issued Decree No. 609/2019, pursuant to which foreign exchange controls were temporarily imposed until December 31, 2019. On January 3, 2020, the Argentine government issued Decree No. 91/2019, which permanently extended the foreign exchange controls that expired on December 31, 2019. A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 6,844/2019, as amended, issued by the Central Bank on December 6, 2019. On December 27, 2019 and December 30, 2019, the Central Bank issued Communications “A” 6,854/2019 and “A” 6,856/2019, respectively, pursuant to which the exchange control regulations found in Communication “A” 6,844/2019 remain effective after December 31, 2019. A brief summary of the exchange control regulations in force as of the date of this Annual Report is set forth below.

Exports of Goods

Exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019. For operations with related parties and exports of certain goods, the regulations provide that exporters have 15 days from the time the export cleared customs, to settle the proceeds from such exports (i.e., convert the proceeds from the exports from foreign currently into Argentine pesos) in the foreign exchange market. For all other transactions, exporters have 180 days from the date the export cleared customs, to settle the proceeds from such exports in the foreign exchange market.

Moreover, through Communication “A” 6844, the BCRA reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

The regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MULC, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financings granted by local financial entities to foreign importers; and (iv) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to BCRA approval.

By means of Communication “A” 7123 dated October 1, 2020, the BCRA decided to admit the use of collections of foreign currency resulting from exports of goods and services to (i) payment of capital and interest on financial indebtedness with foreign creditors whose average life, considering payments of capital and interest services, is not less than one year; and (ii) repatriation of foreign investors’ direct investments in companies that do not control local financial entities, to the extent that the repatriation occurs after the date of completion and implementation of the investment project and, at least, one year after the entry of the capital contribution in the exchange market.

Sale of Non-Financial Assets

Proceeds in foreign currency from the sale of non-financial assets must be repatriated and settled in pesos in the foreign exchange market within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Exports of Services

Exporters of services must repatriate, and settle in pesos through the foreign exchange market, the proceeds from their exports within five business days from the date of collection in Argentina or abroad, or the date of deposit of such amounts in foreign bank accounts.

Foreign Assets

Prior authorization from the Central Bank is required for the acquisition of foreign assets (e.g., purchase of foreign currency, among others) and for derivative transactions by Argentine companies, Argentine local governments, Argentine mutual funds, trusts and other Argentine entities. Individuals must request authorization when the value of such assets exceed USD 200 (in the case of withdrawals from Argentine bank accounts) or USD 100 (in the case of cash purchases) in any calendar month.

External Financial Indebtedness

Borrowers must repatriate and settle in the foreign exchange market the proceeds from financial indebtedness incurred after September 1, 2019, as a condition to be granted access to the foreign exchange market to make debt service payments thereunder. Subject to compliance with requirements set forth in the regulations, access to the foreign exchange market will be granted for the repayment of principal or interest up to three business days in advance of the due date.

Communication “A” 7,030, and its amendments, establishes the prior agreement of the Central Bank, until June 30, 2021, for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty.

Additionally, Communication “A” 7,106 established the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the Central Bank will grant access to companies for an amount less than 40% of maturities and companies must refinance the rest for a term of at least two years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of USD 1,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Finally, the Communication established that for new debt securities with a public register in the country or abroad, issued as from October 9, 2020 in the framework of the refinancing processes provided for in point 7 of Communication “A” 7106, the requirement of foreign currency settlement for the purposes of access to the foreign exchange market for the cancellation of its capital and interest services will be deemed to be fulfilled. In this way, the BCRA would be ensuring that new securities issued under these exchange processes would have access to the foreign exchange market, even if there was no foreign exchange settlement from the issue.

On the other hand, Communication “A” 7123 provided that BCRA’s prior consent to access the exchange market will not be required in the following cases:

•
Repatriation of foreign direct investments in companies that do not control local financial entities, insofar as the capital contribution has been entered and settled in the foreign exchange market as of October 2, 2020 and the repatriation takes place at least two years after entry.

•
Payment at maturity of the principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterpart linked to the debtor, insofar as the funds have been entered and settled in the foreign exchange market as of October 2, 2020 and the indebtedness has an average life of no less than 2 (two) years.

On January 6, 2021, the BCRA issued Communication "A" 7196, which provided for certain relaxations to the settlement of foreign currency originated in the process of taking or refinancing debt.

On January 7, 2021, the BCRA published Communications "A" 7200 and "A" 7201, according to which it resolved, on the one hand, to establish that those individuals and legal entities that are considered obliged subjects must complete the "Registry of foreign exchange information of exporters and importers of goods" before April 30, 2021 and, on the other hand, it established new measures to access the foreign exchange market for the import of goods defined as luxury and final goods.

On February 4, 2021, the BCRA issued Communication "A" 7218, which established a new option to access the foreign exchange market to pay principal and interest services of debt securities issues with registration abroad arranged as from February 5, 2021 and that have been partially subscribed in foreign currency in the country. In order to be eligible for this possibility, the following conditions must be met: (i) the debtor proves to have registered exports prior to the issuance of the debt securities or that the funds from the placement were destined to face commitments abroad; (ii) the average life of the securities must be no less than 5 years; (iii) the first amortization is agreed to occur no earlier than three years from the issue date; (iv) the local tranche of the issue does not exceed 25% of the total issued; and (v) at the date of access all the funds integrated under the issue have been liquidated.

Indebtedness Between Residents

Prior authorization from the Central Bank is required for the payment of foreign currency-denominated obligations between Argentine residents after September 1, 2019. However, no prior authorization is required for the payment of foreign currency-denominated obligations to Argentine financial entities, including, among others, payments made in respect of credit cards.

Access to the foreign exchange market by security trusts for principal and interest payments

Communication “A” 6844, local trusts created to guarantee principal and interest payments by resident debtors may access the MULC in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MULC to make such payments directly. Also, subject to certain conditions, a fiduciary may access the MULC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina.

In accordance with Section 3.4 of Communication “A” 6844, access is granted to the local foreign exchange market to pay dividends to non-resident shareholders, subject to the following conditions:

Maximum amounts: The total amount of transfers executed through the MULC as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the MULC as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders' meeting.

Minimum Period: Access to the MULC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the 30% cap aforementioned.

Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MULC for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the Information Regime on Foreign Assets and Liabilities shall have been complied with. Also, it be verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Non-Residents

Non-residents must obtain prior authorization from the Central Bank to access the foreign exchange market to purchase foreign currency, with limited exceptions.

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime established through Communication “A” 6,401.

Outgoings

Imports of Goods and Services

Importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services. Importers are exempt from such requirement for due or overdue payments in connection with the import of goods provided by non-resident related companies when such payments do not exceed the equivalent of USD 2 million per month per resident importer.

Outflow of funds

Through Communication “A” 7,001, as amended by Communication “A” 7,030, the Central Bank established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

 (i) request the prior approval of the Central Bank; or

 (ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

The Central Bank Communication “A” 7,030 also establishes the prior approval of the Central Bank to carry out any outflow of funds through the foreign exchange market from May 29, 2020 onwards, with some exceptions.

In addition, Communication “A” 7,030, as amended, established the prior approval of the Central Bank for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

(a)
All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to USD 100,000 (with some exceptions, expressly provided for by the regulation).

(b)
Undertakes to settle in pesos through the foreign exchange market, within five working days of its availability, those funds received abroad resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020.

Securities trading

Entities authorized to operate on exchanges may not purchase securities in the secondary market with settlement in foreign currency or use holdings of their general exchange position for payments to local suppliers.

Pursuant to Communication “A” 7001, as amended by Communication “A” 7,030, the BCRA established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

 (i) request the prior approval of the BCRA; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

Central Bank Communication “A” 7,106 established that non-residents will not be able to arrange sales of securities with settlement in foreign currency, except for sales of securities that have been acquired in Argentina with liquidation in foreign currency from September 16, 2020 and have remained in the non-resident's portfolio for a period not less than a year.

Nevertheless, this would not prevent non-residents from transferring abroad securities acquired in the country, and perform their sales abroad, in which case they would take into account the minimum holding term (or "parking") mentioned below.

In addition, the above-mentioned Communication established that transactions of securities arranged abroad and securities acquired abroad may not be settled in pesos in the country.

Nevertheless, we understand that the transactions of acquiring securities in pesos in the country with funds from abroad would not be forbidden, to the extent that the transaction is not documented abroad.

Purchase
		ARS	Dólar “MEP”	Blue chip swap	Receiver transfer
	ARS	No minimum tenure period (MTP)	No MTP	No MTP	3 days of MTP**
	Dólar MEP	3 days of MTP	No MTP	No MTP	3 days of MTP
Sale	Blue chip swap	3 days of MTP	No MTP	No MTP	3 days of MTP
	Issuer Transfer	3 days of MTP *	No MTP	No MTP	3 days of MTP

*Except in cases where accreditation in the depositary agent is the product of the primary placement of marketable securities issued by the national treasury.

**Unless they are shares and/or Cedears with negotiations in markets regulated by the CNV.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the foreign exchange controls is reached by the Foreign Exchange Criminal Regime.

Money Laundering

Law No. 25,246, as amended, categorizes money laundering as a crime, defining it as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) appear as if obtained through legitimate means; provided that the aggregate value of the assets involved exceeds in the aggregate (through one or more related transactions) Ps.50,000.

In addition, Law No. 25,246 created a financial information unit (the “Financial Information Unit”), which is charged with the handling and the transmission of information in order to prevent the laundering of assets originating from:

•	Crimes related to illegal trafficking and commercialization of narcotics;

•	Crimes related to arms trafficking;

•	Crimes related to the activities of an illegal association as defined in Article 210 bis* of the Penal Code;

•	Illegal acts committed by illegal associations organized to commit crimes with political or racial objectives;

•	Crimes of fraud against the Public Administration;

•	Crimes against the Public Administration;

•	Crimes of underage prostitution and child pornography; and

•	Crimes related to terrorism financing.

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

On January 11, 2017, the Financial Information Unit published Resolution No. 4/2017, which established that special due diligence measures must be applied for identifying foreign and domestic investors (who shall comply with the requirements therein set forth to qualify as such) in the Republic of Argentina upon requesting the opening of special investment accounts. Since October 2018, the BCRA established an exchange rate band. The band in which the BCRA would not intervene was initially defined between Ps.34 and 44 per U.S. dollar, which will be adjusted upwards on a monthly basis. The BCRA will allow the free floating of the currency within this band. The intention of the BCRA is to avoid excessive fluctuations of the exchange rate.

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

E. Taxation

General

The following general summary of the main tax consequences in Argentina and the United States relating to the, ownership and disposition of securities issued by us is based on the tax laws of Argentina, the United States and regulations thereunder (as applicable) as in effect on the date hereof, each subject to any changes that may come into effect after such date under the Argentine and United States laws and regulations (as applicable) as may become effective subsequently to such date, possibly with retroactive effect.

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

Pursuant to the Income Tax Regulatory Decree (O.T 2019), the conversion process by which individual residents change ADRs by excepted shares, will be considered a levied transaction at its value market price.

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

The exemption on the sale of Argentine shares and/or ADSs would only apply to the extent that the Foreign Beneficiaries do not reside in, or the funds do not derive from, jurisdictions not considered as cooperative for purposes of fiscal transparency. In addition, according to the last amendment introduced by the Tax Reform, no taxes would be claimed to the above-mentioned Foreign Beneficiaries on past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of a method for collection.

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

The following types of property, which may be freely transferred, are deemed situated in the Province of Buenos Aires (i) securities and shares of stock, notes, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuer’s assets situated in the Province of Buenos Aires.

The gratuitous transfer of assets is exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than Ps.269,000 and it rises to Ps.1,120,000 when the transfer is done between parents, children and spouses.

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

Treaties to Avoid Double Taxation

Argentina has entered into tax treaties to avoid double taxation with several countries (Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, México, Netherlands, Norway, Russia, Spain, Sweden, Switzerland, United Arab Emirates, United Kingdom and Uruguay).  The agreement signed with Quatar Qatar will be effective on 1/1/2022.  There is currently no tax treaty in force between Argentina and the United States

Inflow of Funds from Non‑Cooperative Jurisdictions

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

According to the legal assumption established by Law No. 11,683 Section 18.1 as amended, incoming funds from non-cooperative jurisdictions are considered unjustified net worth increases for the local receiver.

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

With respect to the application of the above-mentioned legal presumption on incoming funds from jurisdictions considered as low or null tax jurisdictions (defined under section 15.3 of the Argentine Income Tax Law) further clarifications are expected to be issued by the implementing decree of the Tax Reform.

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

The following table provides information regarding our assets and liabilities as of December 31, 2020, according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
	(in thousands of pesos)

Fixed interest rate	16,108,712	40,976,742
Variable interest rate	3,179,938	-
Total	19,288,650	40,976,742

(1)	Includes short-term investments, fixed-term investments and bank accounts. Most of our trade receivables do not accrue interest.
(2)	Includes loans, excluding issuance expenses and lease liabilities.

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

          Our risk management policy is defined with the objective of reducing the impact of the loss of purchasing power. During the years ended December 31, 2020, 2019 and 2018 we have maintained a liability monetary position. As a consequence, we have recorded a net gain from exposure to inflation in the monetary items.

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

Regarding the revenue derived from the Natural Gas Transportation segment, the tariffs charged by us are currently denominated in pesos. On the other hand, revenues in U.S. dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87%, 87 and 77% of the segment’s total revenues for the years ended December 31, 2020, 2019 and 2018, respectively. Total revenues denominated in Argentine Pesos accounted for 50%, 53% and 59% for the years ended December 31, 2020, 2019 and 2018, respectively.

Our financial risk management policies are defined with the objective of mitigating the impact that the variation in the exchange rate has on our position in foreign currency. For this purpose, alternative investment evaluations are regularly carried out to diversify investments in financial instruments portfolio between U.S. dollar-denominated instruments or, although denominated in pesos, to obtain positive returns in real terms. We prioritize the placement of funds in U.S. dollar-denominated investments and since 2020, depositing such placements primarily abroad through the trading of financial instruments. We recorded a Ps 8,004 million loss generated by trading financial instruments to place foreign currency abroad.

Additionally, in the event that it is considered appropriate, we contract derivative financial instruments that allow us to hedge the fluctuation of the U.S. dollar over long-term positions in such currency. During the years ended December 31, 2020, 2019 and 2018, we did not contract derivative financial instruments to cover this risk.

However, we managed to mitigate the impact on the exchange rate variation by placing funds in assets denominated in U.S. dollars. As of December 31, 2020, for mitigating this foreign exchange risk, 96% of our fund placements are denominated in U.S. dollars.

Our financial debt obligations denominated in foreign currency as of December 31, 2020, amounted to U.S.$521 million (Ps.43.869 million). As of December 31, 2020, we also had the equivalent of U.S.$22 million (Ps. 1,829 million) of trade and other payables denominated in U.S. dollars. Finally, U.S.$235 million (Ps. 19.707 million) of our assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$283 million as of December 31, 2020.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets that bear variable interest, an immediate decrease of 100 basis points in the interest rate curve would not have a significant impact on their total value.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2020, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates, would have been Ps. 2,534 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Our indebtedness accrues interest at a fixed rate. Therefore, we do not currently have exposure to changes in interest rates, except as noted above with respect to the financial assets at a variable interest rate. The following table provides information presented in our reporting currency, pesos, with respect to our foreign exchange exposure. For debt obligations, the table presents principal cash flows and interest rates by expected maturity dates. For further information, see “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

		Expected maturity date
	Overdue	2021	2022	2023	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (4) (5)
Fixed rate	-	2,840	2,840	2,840	46,260	54,780	37,583
Interest rate(3)		6.875%	6.875%	6.875%

Financial lease in U.S. dollars(1) (4)(5)
Fixed rate	63	629	629	629	1,637	3,587	2,893

(1)	Converted at the exchange rate as of December 31, 2020: Ps. 84.15 per U.S.$1.00.
(2)	For a detailed description of 2018 Notes, see “Item 10. Additional Information—C. Material contracts—Debt Obligations.”
(3)
For further information about limitations on our ability to make payments on our debt denominated in U.S. dollars see “Item 3. Key Information—D. Risk Factors—Risk Relating to Argentina— The Argentine economy may be adversely affected by economic developments in other markets and by more general effects, which could have a material adverse effect on Argentina’s economic growth.”

(4)	Includes future interest payments not accrued as of December 31, 2020.
(5)	Contracted undiscounted cash flows. Thus, they do not reconcile to the amount disclosed on the statement of financial position.
(6)	Corresponds to the pre-export finance totally paid as of the issuance of this Annual Report.

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

Based on the volume of sales for the year ended December 31, 2020, the Company estimated that, other factors being constant, a decrease of U.S.$50/ton in the international price of LPG and natural gasoline, respectively, for the year ended December 31, 2020 would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment by Ps. 2,019 million. An increase of U.S.$50/ton in the international price would have had the opposite effect.

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
	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued.	Person receiving ADSs.
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) canceled.	Person whose ADSs are being canceled.
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
ADS Services.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2020, to April 27, 2021, we received from the Depositary U.S.$ 0.5 million for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect TGS.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2020, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2020, as stated in their reports appearing herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have one audit committee financial expert serving on our Audit Committee. Our Board of Directors has identified Mr. Carlos Olivieri as an audit committee financial expert. Mr. Olivieri is an independent director within the meaning of Rule 10A-3 under the Exchange Act.

Item 16B.	Code of Ethics

We have adopted a code of ethics (the “Code of Ethics”), applicable to all employees, including our principal executive, accounting and financial officers, and all directors. We will provide our Code of Ethics to any person without charge. Our Code of Ethics is available both on our website at https://www.tgs.com.ar/investors/Corporate-governance and is part of our integrity program. The information on our website is not incorporated into this Annual Report.

Any waivers to the Code of Ethics for directors or executive officers requiring disclosure under the NYSE Standards will be disclosed on our website. For more information, see, “Item 16G. Corporate Governance.”

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC and EY, during the years ended December 31, 2020 and 2019 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2020	2019	2020	2019
	(in thousands of pesos)
Audit fees	19,159	16,444	19,552	17,483
Audit-related fees	2,004	525	1,543	549
Tax fees	800	1,791	907	-
All other fees	-	1,175	5,723	6,179
Total fees	21,963	19,936	27,725	24,211

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

Tax fees. Tax fees in the above table represent income tax compliance services rendered by PwC, and tax due diligence services corresponding to a Bolivian business rendered by EY.

All other fees. All other fees in the above table represents fees related to advisory services on IT risk and compliance rendered by PwC, and on facilitating process improvement rendered by EY.

Audit Committee Pre-Approval Policies and Procedures

Consistent with SEC requirements regarding auditor independence, the Audit Committee pre-approves services prior to commencement of the specified service. Before the accountant is engaged to render audit or non-audit services, the Audit Committee must pre-approve the provision of services by our independent auditors prior to commencement of the specified service. The Audit Committee has delegated to its Financial Expert the authority to grant pre-approvals to auditors’ services. The decision of the Financial Expert to pre-approve a service is presented to the full Audit Committee at the next scheduled meetings.

All audit fees, audit-related fees, tax fees and other fees, if any, are submitted to our Audit Committee for prior approval. The Audit Committee evaluates the scope of the work to be performed by our accountants and the fees for such work prior to their engagement.

Consequently, all services and fees rendered by our independent auditors during the year ended December 31, 2020 were approved by the Audit Committee prior to their engagement to perform such work.

The General Annual Shareholders´ Meeting designates the external auditor.

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

Considering the realized gains that arose from our condensed interim financial statements for the three-month period ended in March 31, 2018, our Board determined the maximum amount to be invested in Ps.1,700 million stated at its original value. The deadline within which the acquisitions were carried out expired on September 10, 2018.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
5/11/2018 – 5/31/2018	811,624	17.19	4,058,120	(2)
6/1/2018 – 6/30/2018	550,175	15.45	2,750,875	(2)
7/1/2018 – 7/31/2018	359,536	13.69	1,797,680	(2)
8/1/2018 – 8/31/2018	316,347	13.18	1,581,735	(2)
9/1/2018 – 9/10/2018	65,400	12.07	327,000	(2)
	2,103,082		10,515,410

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps. 1,700 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

The Second Share Repurchase Program was made with realized gains, as shown in the condensed interim financial statements as of September 30, 2018. The deadline within which the acquisitions were carried out expired on March 5, 2019.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
10/1/2018 – 10/31/2018	610,974	13.64	3,054,870	(2)
12/1/2018 – 12/31/2018	6,100	13.43	30,500	(2)
	617,074		3,085,370

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps. 1,800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

The Third Share Repurchase Program for a total amount up to Ps.1,500 million stated at its original value was approved by our Board of Directors on March 27, 2019. It expired and was replaced by the Fourth Share Repurchase Program on August 26, 2019.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
04/1/2019 – 04/30/2019	724,275	10.73	3,621,375	(2)
05/1/2019 – 05/31/2019	636,037	11.08	3,180,185	(2)
08/1/2019 – 08/26/2019	1,063,706	9.06	5,318,530	(2)
	2,424,018		12,120,090

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps. 1,500 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On August 26, 2019, our Board of Directors approved the Fourth Share Repurchase Program for a total amount up to Ps.3,200 million stated at its original value.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
08/28/2019 – 08/31/2019	460,000	7.81	2,300,000	(2)
09/01/2019 – 09/30/2019	284,785	7.94	1,423,925	(2)
11/01/2019 – 11/20/2019	644,120	6.27	3,220,600	(2)
	1,388,905		6,944,525

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps. 3,200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On November 19, 2019, our Board of Directors approved the Fifth Share Repurchase Program for a total amount up to Ps.4,000 million stated at its original value.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
11/21/2019 – 11/30/2019	401,000	6.04	2,005,000	(2)
12/01/2019 – 12/31/2019	932,231	5.97	4,661,155	(2)
01/01/2020 – 01/31/2020	1,455,121	6.56	7,275,605	(2)
02/01/2020 – 02/28/2020	555,098	6.21	2,775,490	(2)
	3,343,450		16,717,250

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps. 4,000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On March 6, 2020, the Sixth Share Repurchase Program was approved with a maximum amount to invest of Ps.2,500 million.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
03/09/2020 – 03/31/2020	1,649,875	4.98	8,249,375	(2)
04/01/2020 – 04/30/2020	620,668	4.41	3,103,340	(2)
05/01/2020 – 05/31/2020	386,000	4.32	1,930,000	(2)
08/01/2020 – 08/31/2020	149,100	4.593	745,500	(3)
09/01/2020 – 09/30/2020	861,300	4.4191	4,306,500	(3)
10/01/2020 – 10/31/2020	426,805	4.5231	2,134,025	(3)

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps. 2,500 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.
(3)	For up to Ps. 3,000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On August 21, 2020 the Sixth Share Repurchase Program was canceled and replaced by the Seventh Share Repurchase Program with a maximum amount to invest of Ps.3,000 million. It expired on March 22, 2021.

Period	Average price paid per share (Ps.)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
08/01/2020 – 08/31/2020	120.812	117,557	(2)
09/01/2020 – 09/30/2020	117.146	250,091	(2)
10/01/2020 – 10/31/2020	147.269	249,897	(2)

(1)	Correspond to the sum of common shares purchased in BYMA.
(2)	For up to Ps. 3,000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by:

•	applicable Argentine law (particularly, the General Companies Act),

•	the standards of BYMA,

•	Capital Markets Law and Decree No. 1,023/2013,

•	the standards of the CNV,

•	our By-laws,

•	our integrity program and other internal control policies and procedures, and

•	certain rules of the NYSE applicable to listed foreign private issuers.

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 20, 2021, three independent directors, meeting the independence criteria set forth under SEC regulations and NYSE Standards (but under CNV regulations, two qualify as independents) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

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

Compensation Committee

U.S. listed companies must have a compensation committee composed entirely of independent directors. Argentine law and regulations do not require this committee. However, our Audit Committee is required to give an opinion about the reasonableness of directors’ fees and stock option plans (if applicable), as proposed by our Board of Directors, and the compensation paid to members of our Board of Directors is approved by our shareholders at their ordinary annual meeting.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Item 19.	Exhibits

Exhibit No.
1.1	Corporate Charter and By-laws.(8)
1.2	By-laws Amendments.(1)
2.4
Indenture dated May 2, 2018, entered into among TGS, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of TGS’s Class 2, 6.750% senior notes due 2025.(2)

2.5	Officers’ Certificate establishing the terms of TGS’ 6.750% Notes Due 2025.(2)
2.6	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	CIESA Shareholders’ Agreement.(3)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(5)
3.3	CIESA’s Settlement Agreement.(4)
4.1	Technical Assistance Service Agreement between TGS and Pampa Energía, dated December 26, 2017.(2)
5.1	Financial lease agreement between Petrobras Argentina and TGS, dated July 25, 2016.(6)
8.1	List of TGS’s Subsidiaries.
11.1	Code of Ethics.(3)

Exhibit No.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(7)

(1)
Amendment incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2015 (Commission File No. 1-13396), (ii) amendment previously filed with the Securities and Exchange Commission pursuant to current report on Form 6-K, dated April 12, 2017 (Commission File No. 1-13.396), and (iii) amendment previously filed with the Securities and Exchange Commission pursuant to current report on Form 6-K, dated April 8, 2021 (Commission File No. 1-13.396).

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

SIGNATURES

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

Dated: April 27, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2021 expressed an unqualified opinion thereon.

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

Impairment of long-lived assets related to Property, Plant & Equipment of Natural Gas Transportation and Other services cash-generating units

Description of the matter

At December 31, 2020, the Company’s book value of Property, Plant & Equipment (“PPE”) related to Natural Gas Transportation and Other services cash-generating units was Argentine Pesos 92,074.4 million. At December 31, 2020, the Company has recognized an impairment loss in PPE related to the Natural Gas Transportation cash-generating unit of Argentine pesos 3,114.1 million before income tax. As discussed in Note 5 (a) to the consolidated financial statements, PPE is tested to assess whether an impairment or reversal of a previous impairment, is required when significant changes that took place during the period, or that will take place in the near future indicate that the recoverable value of the PPE amounts may be affected. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. The value in use is calculated based on discounted future cash flows, which are prepared for each cash generating unit considering, among others, significant assumptions relating to future tariff adjustments based on negotiations with the regulator, future expectation of the need of Vaca Muerta fields gas producers to evacuate untreated natural gas, discount rate and expected future macroeconomic variables such as inflation and foreign exchange rates.

The principal consideration for our determination that performing procedures relating to the impairment of long-lived assets related to PPE of Natural Gas Transportation and Other services cash-generating units is a critical audit matter is that there was significant judgment by management in estimating the value in use of the cash-generating units. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the significant assumptions in the value in use estimate, including future tariff adjustments based on negotiations with the regulator, future expectation of the need of Vaca Muerta fields gas producers to evacuate untreated natural gas, discount rate and expected future macroeconomic variables such as inflation and foreign exchange rates. In addition, the audit effort involved professionals with specialized skill and knowledge to assist in performing the audit procedures and evaluating the audit evidence obtained.

How we addressed the matter in our audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over the management’s impairment review process, including controls over the review of the significant assumptions.  These audit procedures also included, among others, evaluating the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used. The significant assumptions were compared with available economic trend data.  The historical accuracy of management’s estimates was evaluated and sensitivity analyses of significant assumptions were performed to evaluate the changes in the value in use that would result from changes in the assumptions; the arithmetical accuracy of the discounted cash flows model was evaluated and the disclosures in the consolidated financial statements were assessed. Professionals with specialized skill and knowledge were involved to assist in the evaluation of the methodology and the significant assumptions used in the future cash flows estimated by management.

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
April 27, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of
Transportadora de Gas del Sur S.A.

Opinion on the Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated April 27, 2021 expressed an unqualified opinion thereon.

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
April 27, 2021

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2020	2019	2018

Revenues	8.h.	55,871,438	66,111,903	71,336,882
Cost of sales	8.i.	(27,565,705)	(33,184,953)	(33,902,908)
Gross profit		28,305,733	32,926,950	37,433,974

Administrative expenses	8.j.	(1,682,792)	(1,715,780)	(2,014,309)
Selling expenses	8.j.	(2,967,744)	(4,138,071)	(3,695,784)
Other operating results	8.l.	99,829	(173,614)	(1,865,560)
Impairment of PPE	12	(3,114,056)	-	-
Operating profit		20,640,970	26,899,485	29,858,321

Net financial results
Financial income	8.k.	5,515,421	11,619,809	19,915,631
Financial expenses	8.k.	(18,194,361)	(24,097,066)	(30,990,090)
Other financial results	8.k.	(6,774,779)	154,366	2,587,473
Gain on net monetary position	8.k.	6,482,061	8,378,326	2,526,114
Total		(12,971,658)	(3,944,565)	(5,960,872)
Share of profit /(loss) from associates	11	21,310	(43,372)	38,130

Net income before income tax		7,690,622	22,911,548	23,935,579

Income tax expense	14	(4,404,423)	(5,478,585)	(27,583)

Total comprehensive income for the year		3,286,199	17,432,963	23,907,996

Total comprehensive income attributable to:
Owners of the Company		3,286,190	17,432,945	23,907,988
Non-controlling interests		9	18	8
Total comprehensive income for the year		3,286,199	17,432,963	23,907,996

Total comprehensive income per share attributable to owners of the Company:
Weighted average of outstanding ordinary shares *		762,371,755	776,121,341	788,405,563
Basic and diluted earnings per share		4.31	22.46	30.32

*The weighted average of the number of shares considers the effect of the weighted average of the changes originated in the transactions with treasury shares made during the year.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020 AND 2019
(Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2020	2019
ASSETS

Non-current assets
Property, plant and equipment	12	98,873,425	101,496,521
Investments in associates	9	128,395	107,088
Other financial assets at amortised cost	8.m.	13,759,012	7,356
Deferred income tax asset	14	24,672	21,238
Other receivables	8.a.	9,557	12,258
Total non-current assets		112,795,061	101,644,461

Current assets
Other receivables	8.a.	2,167,847	3,945,459
Inventories		571,502	418,823
Trade receivables	8.b.	6,147,453	8,813,414
Contract assets		119,990	241,335
Derivative financial instruments		-	373,058
Other financial assets at amortised cost	8.m.	18,319	1,421,253
Other financial assets at fair value through profit or loss	8.n.	2,120,788	-
Cash and cash equivalents	8.c.	4,653,406	13,294,402
Total current assets		15,799,305	28,507,744

Total Assets		128,594,366	130,152,205

EQUITY
Common stock		37,040,489	38,595,667
Treasury shares		2,053,570	498,392
Cost of acquisition of treasury shares		(3,715,523)	(994,866)
Additional paid-up capital		(1,077,841)	(1,077,841)
Legal reserve		3,488,875	2,617,227
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		24,950,853	7,285,050
Accumulated retained earnings		3,286,190	18,537,451
Non-controlling interests		31	38
Total equity		66,026,644	65,461,118

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	7,473,264	6,504,952
Contract liabilities	8.d.	4,052,127	3,984,598
Loans	13	42,932,658	43,375,367
Total non-current liabilities		54,458,049	53,864,917

Current liabilities
Provisions	15	860,702	802,029
Contract liabilities	8.d.	317,985	299,238
Other payables	8.e.	301,974	391,621
Taxes payables	8.f.	348,474	480,825
Income tax payable		1,392,188	24,953
Payroll and social security taxes payable	8.n.	1,147,988	882,805
Loans	13	936,766	2,344,459
Trade payables	8.g.	2,803,596	5,600,240
Total current liabilities		8,109,673	10,826,170

Total liabilities		62,567,722	64,691,087

Total equity and liabilities		128,594,366	130,152,205
The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions							Retained Earnings
	Outstanding shares		Treasury shares								Reserve for
	Common stock	Inflation adjustment to common stock	Common stock (1)	Inflation adjustment to common stock (1)	Acquisition cost of treasury shares (1)	Additional paid-up capital (2)	Total common stock	Legal reserve	Future dividends Reserve	Future capital expenditures reserve	capital expenditures, acquisition of treasury shares and/or dividends	Accumulated retained earnings	Subtotal	Total	Non-Controlling interests	Total

Balances at December 31, 2017*	794,495	38,299,564	-	-	-	-	39,094,059	1,361,748	3,261,302	146,287	-	9,079,202	13,848,539	52,942,598	25	52,942,623

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 10, 2018
- Future dividends reserve	-	-	-	-	-	-	-	-	7,881,993	-	-	(7,881,993)	-	-	-	-
													-	-
Dividends payment	-	-	-	-	-	-	-	-	(9,066,547)	-	-	-	(9,066,547)	(9,066,547)	-	(9,066,547)
Treasury shares purchase	(13,601)	(655,642)	13,601	655,642	(2,975,822)	-	(2,975,822)	-	-	-	-	-	-	(2,975,822)	-	(2,975,822)
Non-Controlling interests dividends payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13)	(13)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	23,907,988	23,907,988	23,907,988	8	23,907,996
Balances at December 31, 2018 *	780,894	37,643,922	13,601	655,642	(2,975,822)	-	36,118,237	1,361,748	2,076,748	146,287	-	25,105,197	28,689,980	64,808,217	20	64,808,237

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 11, 2019
Legal Reserve	-	-	-	-	-	-	-	1,255,479	-	-	-	(1,255,479)	-	-	-	-
Dividends payment	-	-	-	-	-	-	-	-	-	-	-	(12,505,672)	(12,505,672)	(12,505,672)	-	(12,505,672)
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	-	-	12,462,575	(12,462,575)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(2,076,748)	(146,287)	-	2,223,035	-	-	-	-

Treasury shares distribution	29,445	1,182,487	(29,445)	(1,182,487)	5,507,893	(1,077,841)	4,430,052	-	-	-	(4,394,621)	-	(4,394,621)	35,431	-	35,431
Dividends payment	-	-	-	-	-	-	-	-	-	-	(782,904)	-	(782,904)	(782,904)	-	(782,904)
Treasury shares purchase	(25,731)	(1,015,350)	25,731	1,015,350	(3,526,937)	-	(3,526,937)	-	-	-	-	-	-	(3,526,937)	-	(3,526,937)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	17,432,945	17,432,945	17,432,945	18	17,432,963

Balances at December 31, 2019	784,608	37,811,059	9,887	488,505	(994,866)	(1,077,841)	37,021,352	2,617,227	-	-	7,285,050	18,537,451	28,439,728	65,461,080	38	65,461,118

Resolutions of the Ordinary Shareholders
Meeting held on April 21, 2020
Legal Reserve	-	-	-	-	-	-	-	871,648	-	-	-	(871,648)	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	-	-	24,950,853	(24,950,853)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	-	-	(7,285,050)	7,285,050	-	-	-	-

Non-Controlling interests dividends payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(16)	(16)
Treasury shares purchase	(31,847)	(1,523,331)	31,847	1,523,331	(2,720,657)	-	(2,720,657)	-	-	-	-	-	-	(2,720,657)	-	(2,720,657)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	3,286,190	3,286,190	3,286,190	9	3,286,199

Balances at December 31, 2020	752,761	36,287,728	41,734	2,011,836	(3,715,523)	(1,077,841)	34,300,695	3,488,875	-	-	24,950,853	3,286,190	31,725,918	66,026,613	31	66,026,644

* The Company has applied IFRS 15 and IFRS 9 for the first time on January 1, 2018. In accordance with the transition methods chosen, the comparative information has not been modified. See Note 4.a)

(1) As of December 31, 2020 and 2019 corresponds to 41,734,225 and 9,996,755 shares of par value Ps. 1 each, equivalent to 5.25% and 1.24% of the share capital, respectively. The acquisition cost of these shares amounted to Ps. 3,715,523 and 994,866, respectively. See Note 19.b) to the consolidated financial statements.
(2) See Note 19.c).

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018
(Stated in thousands of pesos as described in Note 3 and 4.d.)

	2020	2019	2018
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	3,286,198	17,432,963	23,907,996

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	6,161,233	5,031,234	4,655,763
Derivative financial instrument results	(449,575)	26,101	(222,171)
Disposal of property, plant and equipment	34,890	137,308	331,980
Share of (profit) / loss from associates	(21,310)	43,372	(38,130)
Increase in provisions	325,140	363,189	407,953
Interest expense accrual, net	3,215,885	2,597,792	3,327,767
Interest income on other financial assets other than cash and cash equivalents	7,785,189	(136,806)	(945,586)
Income tax	4,404,423	5,478,585	27,583
Impairment of PPE	3,114,056	-	-
Acquisition of notes result	(399,356)	-	-
Doubtful accounts	95,067	3,315	277,537
Foreign exchange loss, net	11,555,095	12,099,811	11,891,639
Gain on net monetary position	(7,019,379)	(8,994,366)	(8,069,001)

Changes in assets and liabilities:
Trade receivables	(303,769)	(5,083,436)	(3,112,785)
Other receivables	(553,576)	(2,502,867)	(1,641,556)
Inventories	(263,862)	71,656	(493,883)
Trade payables	143,775	191,785	3,374,936
Contract assets	57,279	(28,041)	(328,115)
Payroll and social security taxes	499,537	360,521	310,853
Taxes payables	6,300	(179,936)	104,655
Other payables	14,315	281,791	98,698
Provisions	(8,073)	(10,333)	1,649
Interest paid	(2,747,121)	(2,777,101)	(1,896,889)
Derivative financial instruments	661,634	29,854	(217,363)
Income tax paid	(1,166,812)	(6,645,288)	(5,817,649)
Contract liabilities	86,724	586,468	863,846

Cash flows provided by operating activities	28,513,907	18,377,571	26,799,727

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(7,769,600)	(21,689,918)	(17,013,254)
Financial assets not considered cash equivalents	(22,318,287)	(969,183)	7,104,660

Cash flows used in investing activities	(30,087,887)	(22,659,101)	(9,908,594)

CASH FLOWS (USED IN) / PROVIDED BY FINANCING ACTIVITIES

Payment of loans	(1,354,111)	-	(2,567,719)
Payment of redemption of loans	-	-	(10,044,692)
Payment of leases	-	(25,528)	-
Cost of acquisition of treasury shares	(2,720,657)	(3,526,937)	(2,975,822)
Dividends paid	(16)	(13,288,576)	(9,066,547)
Proceeds from loans	-	1,431,939	28,946,182
Cost of acquisition of notes	(999,811)	-	-

Cash flows (used in) / provided by financing activities	(5,074,595)	(15,409,102)	4,291,402

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(6,648,575)	(19,690,632)	21,182,535

Cash and cash equivalents at the beginning of the year	13,294,402	34,858,984	8,202,778

Foreign exchange gain on Cash and cash equivalents	760,625	5,065,846	14,005,871

Monetary results effect on Cash and cash equivalents	(2,753,047)	(6,939,796)	(8,532,200)

Cash and cash equivalents at the end of the year	4,653,405	13,294,402	34,858,984

The accompanying notes are an integral part of these consolidated financial statements.
For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

1.	BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of digital terrestrial radio relay.

Subsequently, the corporate purpose of the Company was modified to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) with 50%; (ii) Grupo Inversor Petroquímica S.L. (member of the GIP Group, led by the Sielecki family) and PCT L.L.C. with the remaining 50%. Local and foreign investors hold the remaining ownership of TGS’s common stock.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows the organizational structure, shareholders and related parties of TGS as of December 31, 2020:

Economic context

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of health, political and economic events both domestically and internationally.

In recent years, the Argentine scenario has not been auspicious, from the political and economic instability since 2019, which increased the degree of distrust in the financial markets, to the negative implications of the pandemic. The Argentine economy was in a recessionary process and the outbreak of the quarantine derived from the pandemic in March 2020, described in the following section, made this scenario more complex.

The main macroeconomic issues of our country are as follows:

•	The country risk level (also known as Emerging Markets Bonds Index or EMBI) as of December 31, 2020 amounted to 1368 points.

•	Cumulative inflation between January 1, 2020 and December 31, 2020 reached 36.1% (Consumer Price Index - "CPI").

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•
Between January 1 and December 31, 2020, the peso depreciated 41% against the U.S. dollar, according to the exchange rate of the Banco de la Nación Argentina ("BNA"). Also, as of December 31, 2020, the gap with respect to alternative U.S. dollar quotes obtained in the market was close to approximately 70%.

•
The country faces certain monetary imbalances aggravated by the high level of monetary issuance as a result of the assistance measures adopted by the Government, thus putting pressure on the international reserves of the Central Bank of Argentina ("BCRA").

•
Economic activity decreased in 2020. Certain sectors show greater decreases in activity including the discontinuation of operations. In addition, unemployment has increased, according to the latest information provided by the National Institute of Statistics and Census (INDEC for its acronym in Spanish).

•	The drop in economic activity and the consequent reduction in tax collection has also produced a significant fiscal imbalance.

•
During 2020, Argentina successfully completed its debt swap with private creditors, which allows for a new debt cancellation program with the IMF, which is expected to take longer and may lead to tax, labor and pension reforms.

In this regard, as in other countries, the Argentine government has implemented a series of economic measures to mitigate the impact on the most vulnerable sectors and to sustain the economy:

•	The BCRA has strengthen foreign exchange controls (for further information, see "Note 16 - Financial Risk Management"), which also affect the value of foreign currency in existing alternative markets.

•
The Government has announced that it will end the tariff freeze policy for electricity and natural gas public services companies, initiating a new renegotiation process of the comprehensive tariff review ("RTI"). For further information, see "Note 17 - Regulatory framework".

•	In order to stimulate exports, several decrees were issued to temporarily reduce the current export withholding tax rates. For further information, see "Note 17 - Regulatory framework."

•
Several energy-related measures were defined in order to encourage production and reduce the impact on certain types of natural gas consumers. The most outstanding one refers to the establishment of the Argentine Natural Gas Production Promotion Plan - Supply and Demand Scheme 2020-2024 through Decree No. 892/2020 published on November 16, 2020 (the "Plan Gas.Ar").

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

•	Various tax relief measures were established through the creation of tax moratoriums.

•
Several assistance programs were created for companies and individuals in order to guarantee their income, such as the Emergency Assistance Program for Work and Production ("ATP") for employers and workers affected by the health emergency and the Emergency Family Income ("IFE").

•	Dismissals without cause were prohibited and the public emergency in occupational matters and the obligation to pay a double compensation in cases of dismissal without just cause were established.

Impact of COVID-19 ("COVID") on TGS operations

So far in 2020, the spread of COVID has impacted a large number of countries with a significant level of severity. In March 2020, the World Health Organization (WHO) declared COVID a global pandemic. This brought relevant consequences including a major worldwide economic contraction whose impacts and scope are still unknown.

During this period, countries implemented a series of drastic measures including, among others, border closures and mandatory isolation of the population, paralyzing non-essential economic activity and causing a marked global economic recession. This resulted in organizations, and therefore TGS, taking similar measures to mitigate the risk to communities, employees and business operations.

While between May and August 2020, some steps to relax lockdown measures were taken in the European continent, as well as in several countries in Asia and Oceania, the main focus of the pandemic was on the American continent, where the level of infection grew steadily. However, since mid-September 2020, the number of infections has increased on the European continent, leading countries to resume certain measures that imply a retraction of the economy and an increase in volatility as a consequence of the uncertainty regarding the health situation. Meanwhile, a high level of contagion has been maintained in the Americas.

Currently, uncertainty has increased as a result of the discovery of new, more contagious strains of the virus, which has led countries to take extreme sanitary measures.

At the beginning of the pandemic, the Argentine Government implemented a series of measures aimed at reducing the circulation of the population, providing for preventive and mandatory social isolation since March 20, 2020, allowing the circulation of only those persons linked to the provision / production of essential services and products. Since that date, and although with certain flexibilities depending on the area of the country, such isolation was extended considering the epidemiological situation, until November 8, 2020 inclusive, date as from which the preventive and mandatory social distancing ("DISPO") was established, and then extended. Given the lately contagion increases, since April 8, 2021, certain social and travel restrictions were again imposed.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In order to ensure the health of its personnel, the continuity of its operations, and to preserve its financial situation, the Company's management has taken a series of measures.

Although the activities carried out by the Company are considered essential, the situations described above have had an impact on the different business segments in which it operates, but without affecting their continuity.

In the Natural Gas Transportation segment, the Argentine Government by means of Presidential Decree No. 311/2020 (the "Decree 311", as amended by Decree No. 756/2020) ordered the suspension of public service cuts for non-payment for a term of 180 days, subsequently extended for a similar term and in force until December 31, 2020, and the implementation of several measures aimed at sustaining the income of those sectors of the economy that suffer the greatest impact. Both the aforementioned and the isolation measures have implied certain delays in the receipt of collections related to this business segment which, although it has improved recently, it cannot be guaranteed that this situation will continue in time. For further information regarding the Company's tariff situation, see "Note 17 - Regulatory Framework - Regulatory Framework of the Natural Gas Transportation segment".

In the Liquids Production and Commercialization segment, during the first half of 2020 the international reference prices of the Liquids produced and commercialize by the Company were impacted after, added to the negative impact of the development of COVID on the world supply and demand of products, the member countries of the Organization of Petroleum Exporting Countries ("OPEC") and the non-OPEC+ producers ("OPEC+") did not reach an agreement regarding oil production levels, all of which generated a scenario of lower prices during that period. However, as of the last quarter of 2020 and after the end of the year, international prices recovered sharply, even surpassing the prices in effect at the end of 2019. Likewise, in the domestic market, the price of natural gas at wellhead during the year 2020 has been significantly reduced, measured in U.S. dollars, which benefits the replacement cost of the plant thermal reduction ("RTP") for processing at the Cerri Complex. These factors, among others, have allowed the 2020 operating result of this segment to be higher than the one in previous year.

As for natural gas production, in the same period there was a 9% year-on-year drop, due to the limiting effects of the preventive and mandatory social isolation on the activity, combined with a higher autumn temperature. In this context, the Government has approved the Plan Gas.Ar, which, after the first adjudication, determined an increase in the cost of natural gas at the point of entry (“PIST”) to the transportation system for thermal generation and for gas distributors.

As for the Other Services segment, in 2020 the production and the price of natural gas at wellhead in the Neuquina basin maintained the trend described at the national level. These decreases, together with the macroeconomic situation in Argentina, continue to generate uncertainty regarding the production and development of natural gas in the Vaca Muerta area.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of the date of issuance of these Consolidated Financial Statements, it is not possible to foresee the impact or duration of such situation of volatility and uncertainty, nor the effect that the measures adopted and those that may be adopted in the future may have, but they could negatively affect the Company's results, financial situation and cash flows. However, given the Company's financial situation, it is not currently expected that the aforementioned events will affect the continuity of the business and, therefore, it is estimated that it will be able to continue to meet its financial commitments in the near future.

In this regard, the Company evaluated the impairment indicators in accordance with IAS 36, and the recoverable value tests have been performed on certain assets included in Property, Plant and Equipment ("PPE"). The disclosures related to the test performed, assets involved and the result of the test are included in Note 5.a. to these Consolidated Financial Statements.

The Company's management permanently monitors the evolution of the situations affecting its business, in order to determine the possible actions to be taken and identify the eventual impacts on its financial position and the results of its operations. The Company's financial statements should be read considering these circumstances.

2.	CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements including Telcosur S.A. (“Telcosur”) and CTG Energía S.A. (“CTG”), its consolidated subsidiaries, which are jointly referred to as “the Company”.

These consolidated financial statements were approved and authorized for issuance by the Company's Board of Directors on April 27, 2021.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The preparation of the consolidated financial statements in conformity with IFRS requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, depreciations and recoverable value of assets. Actual results could be significantly different from such estimates.

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

Functional and presentation currency

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” Or “pesos”) which is the functional currency of the Company and its subsidiaries, unless otherwise stated. For further information, see Note 4.c).

4.	SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2020 adopted by the Company

Definition of materiality (amendments to IAS 1 and IAS 8)

In October 2018 the IASB included certain amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors” with the objective of clarifying the concept of materiality and aligning that definition with the amendments introduced in the Conceptual Framework.

In addition, these amendments incorporate new concepts that helped both the preparers of financial statements and their users in the preparation and interpretation of the financial information included in them. A misstatement of information should be considered material when it could reasonably be expected to influence the decisions made by primary users.

These amendments are applied on prospective basis and are effective for annual periods beginning on or after January 1, 2020. Modifications to the concept of materiality have not had a significant impact on the Company's financial statements.

4.a.2) New IFRS issued that are not yet effective for the year beginning January 1, 2020.

The IFRS that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2020, are listed below:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Classification of debt as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. These amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2023, with retroactive application. The Company is evaluating the impact of these amendments for the presentation of debt.

IAS 16 - Property, plant and equipment ("PPE")

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PPE the revenue from the sale of items produced while bringing that asset into use. Instead, an entity shall recognize the revenue from the sale of such items, as well as the costs of production of those items, in profit or loss.

This amendment is effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively to items of PPE that are available for use from the beginning of the earliest period presented when the company first applies the amendment.

This amendment is not expected to have a significant impact on the Company.

IAS 37: "Onerous Contracts: Cost of Fulfilling a Contract".

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous.

These amendments clarify the meaning of "costs to fulfill a contract". Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are not expected to have a significant impact on the Company.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2020 and 2019 is as follows:

Company	% of shareholding and votes	Country	Closing date	Main activity

Telcosur	99.98	Argentina	December 31	Telecommunication Services
CTG (1)	100.00	Argentina	December 31	Electricity related services

(1)	100% of the shares of this company were acquired on August 8, 2017. At present, it is in the process of being transformed into S.A.U.

For consolidation purposes for the year ended December 31, 2020 and 2019, the financial statements of Telcosur have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2020 and 2019.

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

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2020 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2020 of Link, TGU and EGS (in liquidation) from this date to December 31, 2020.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2020 and 2019:

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

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

d)	Restatement to constant currency - Comparative Information

Regulatory framework

The consolidated financial statements as of December 31, 2020, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2019 balance sheet date.

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

To evaluate the aforementioned quantitative condition, and also to restate the financial statements, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index ("CPI") as of January 2017 (base month: December 2016) with the Domestic Wholesale Price Index ("IPIM"), both published by the Institute National Statistics and Census ("INDEC") until that date. For the months of November and December 2015, for which there is no information from the INDEC on the evolution of the IPIM, the variation in the CPI of the Autonomous City of Buenos Aires was applied.

Considering the aforementioned index, inflation was 36.14%, 53.83% and 47.64% in the years ended December 31, 2020, 2019 and 2018 respectively.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The figures as of December 31, 2019 and 2018, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

As of December 31, 2020 and 2019, the Company has not recognized any financial assets under this category.

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

As of December 31, 2020 and 2019, the Company has not recognized any financial assets under this category.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

Subsequent measurement

Financial liabilities at fair value through profit or loss

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Includes financial liabilities held for trading. As of December 31, 2020 and 2019, there are no instruments classified in this category.

Financial liabilities at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2020 and 2019, all of the Company’s financial liabilities were classified in this category.

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

As of December 31, 2020, the Company did not hold derivative financial instruments. As of December 31, 2019, the derivative financial instruments held by the Company are mentioned in Note 16.1.3 to these financial statements for which the application of hedge accounting as defined by IFRS 9 has not been elected.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

Materials: Materials are recognized at historical cost restated in accordance with Note 4.d. Consumption is restated based on the origin date of the acquisition of the asset.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. For the year ended December 31, 2019, the Company capitalized Ps. 607,452 as borrowing costs. For the year ended December 31, 2020 there have not been capitalized borrowing costs.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

As of December 31, 2020, the Company recognized an impairment loss (for further information see "Note 5. Critical accounting estimates. a. Impairment of PPE"). Impairment of PPE"). As of December 31, 2019, the carrying value of PPE did not exceed its recoverable amount.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

k)	Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and the finance cost. The finance cost is expensed over the lease term to produce a constant periodic interest rate on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the useful life of the asset or the term of the contract.

Assets and liabilities arising from a lease are initially measured based on the present value of the lease. Liabilities include the net present value of the following lease payments:

a) Fixed payments, less any incentive receivable;
b) Variable lease payments;
c) Amounts expected to be collected as a guarantee of the residual value;
d) The exercise price of the lease option; and
e) Penalty payments for termination of the lease.

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company's incremental borrowing rate is used, which is the rate that TGS would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;
b) Any lease payments made on or before the commencement date less any lease incentives received;
c) Any initial direct costs; and
d) Restoration costs

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

These assets, which are subject to the risk of impairment, are depreciated on a straight-line basis over the shorter of the useful life of the leased asset or the lease term.

Payments associated with short-term leases and low-value assets are recognized on a straight-line basis as an expense in the Statement of Income. Short-term leases are those with a term of 12 months or less. Low-value assets comprise computer equipment, vehicles, small items of office furniture and real estate.

The Company has rights to use assets that are shown as part of Property, plant and equipment (see Note 12). Lease liabilities are shown under Financial Debt (see Note 13). For further information regarding the expense related to short-term and low value leases and the interest expense on lease liabilities, see Note 8.j. and 8.k., respectively.

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

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2020 and 2019, there are no provisions booked for this concept.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded at the expected cancellation value when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information to be received.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

Liquids Production and Commercialization in the domestic market

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

The price of those tons of propane and butane that are not sold within the framework of the aforementioned programs is determined by the ex-Ministry of Energy and Mining ("ex MINEM") based on the international reference prices.

Regarding ethane sales, they are made to PBB Polisur S.R.L. (“PBB”), the only customer to whom this product is sold. To estimate transaction price, the Company uses the most probable amount method. In this regard, the Company only recognizes those transactions where it is highly probable that they will not be reversed in the future.

Liquids Production and Commercialization in the foreign market

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

Revenues from the participation in the joint venture, which correspond to the construction activities provided by the joint venture, are recognized based on the stage of completion of the contractual activity (percentage of completion method), considering the estimated final margin of the work. To apply the percentage of completion method, the revenue recognized at the end of the period will correspond to the total contractual revenue multiplied by the actual percentage of completion, based on the proportion of the total direct contractual costs incurred to date, and the total direct contractual costs, including the estimated costs to complete the construction. Costs incurred in excess of the costs associated with revenue are recognized in Contract assets.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see "Note 23 - Associates and joint arrangements."

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

s)	Basic and diluted earnings per share

Earnings per share as of December 31, 2020, 2019 and 2018 were calculated as follows:
	2020	2019	2018
Net income attributable to owners of the Company	3,286,190	17,432,945	23,907,988
Average number of outstanding shares (1)	762,371,755	776,121,341	788,405,563
Basic and diluited earnings per share	4.31	22.46	30.32
(1) The weighted average number of shares considers the effect of the weighted average of the changes originated in the transactions with the treasury shares made during the year.

As of the date of the issuance of these consolidated financial statements, there are no TGS instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for each of the three years for the period ended on December 31, 2020 matches the diluted net income per share.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with professional accounting standards requires the Company to make accounting estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The making of such estimates involves TGS using assumptions and presumptions that are based on a number of factors, including past trends, events known at the date of issuance of these financial statements, and expectations of future events and their outcomes.

5.a) Impairment of PPE

As mentioned in Note 4.j), the Company periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. PPE is tested to assess whether an impairment or reversal of a previous impairment is required when significant changes took place during the period or will take place in the near future indicating that the recoverable value of the PPE amounts may be affected. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The Company considers each business segment as a CGU.

•	When assessing whether an impairment indicator may exist, TGS evaluates both internal and external sources of information, such as the following:
•	Whether significant decreases in the market values of PPE elements took place.
•	Whether prices of the main products and services that are marketed decreased.
•	Whether significant changes in the regulatory framework were introduced.
•	Whether operating costs suffered a materially increase.
•	Whether evidence of obsolescence or physical damage has occurred.
•	Whether the macroeconomic situation in which TGS carries out its activities, including significant variations in the sale prices of products, raw materials, interest rates, etc, has worsen.

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina's economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the book value of PPE, the recoverable value of each of Natural Gas Transportation segment and the Other Services CGUs have been calculated based on its value in use.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the determination of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment, and the expectation of business development in the Vaca Muerta area in the Other Services segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) for assets associated with the Natural Gas Transportation segment, estimates of future tariff adjustments and the recognition of cost adjustments, (ii) for assets associated with the Other Services segment, future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas, (iii) projections of the future costs and investments to be incurred and (iv) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital ("WACC").

In performing the analysis for the Natural Gas Transportation segment, the Company considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations with respect to the transitional tariff increase to be granted until the new RTI is finalized, (iv) Management´s expectation of the outcome of the new RTI process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

The Company has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables (as described above) and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a) Base scenario: probability of occurrence assigned 70%.
b) Optimistic scenario: probability of occurrence assigned 10%.
c) Pessimistic scenario: probability of occurrence assigned 20%.

In all scenarios, the discount rate used, the WACC, is 12.4%, measured in US dollars.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2020, the assessment of recoverability of the CGU of the Natural Gas Transportation segment resulted in the recognition of impairment losses of Ps. 3,114,056 (before taxes) which is recorded within "Impairment of Property, plant and equipment" in the Statement of Comprehensive Income for the year ended December 31, 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The Company has performed a sensitivity analysis with respect to: i) the probability of occurrence of each scenario and has concluded that an increase of up to 80 percentage points in the weighted probability of the pessimistic case (from 20% to 100%) and a reduction in the probability of occurrence of the optimistic scenario and the probability of occurrence of the base scenario (reducing each of them to zero) would imply an increase in the impairment loss of approximately Ps. 5,393,575 (before taxes), and ii) the discount rate where a 1% increase in the discount rate would imply an increase in the impairment loss of approximately Ps. 906,660.

To perform the analysis of the Other Services segment, the Company relied on the future expectation of the need of Vaca Muerta gas producers to evacuate untreated natural gas to extend current firm transportation contracts, and on projections of contractual tariffs based on the international inflation index.

Based on the above analysis, the Company did not identify the need to record any impairment of the PPE amounts of the latter business segment as of December 31, 2020.

As of December 31, 2020, the Company’s book value of PPE related to Natural Gas Transportation and Other services cash-generating units tested for impairment are described as follows:

	In millions
	Amounts before impairment charge	Impairment charge	Amounts after impairment charge
Natural Gas Transportation	70,036	(3,114)	66,922
Other services	25,152	-	25,152
Total	95,188	(3,114)	92,074

Besides, for the year ended on December 31, 2019 we performed impairment tests. Based on those we did not record impairment losses of components of property, plant and equipment as of December 31, 2019. Meanwhile, no impairment indicators were identified during the year ended December 31, 2018.

The estimated recoverable amounts of PPE items are sensitive to significant variation in the assumptions applied. In either case, there can be no assurance with certainty that the actual cash flows arising from these circumstances will be in line with the assumptions applied in determining the values in use. Therefore, significant differences could arise in the future in relation to the estimated values in use.

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company's future results and its economic and/or financial situation.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

5.c) Income tax

Deferred tax assets are recognized for all tax loss carryforwards to the extent that it is probable that there will be a taxable profit against which the tax loss can be utilized. Determining the amount of deferred tax assets that can be recognized requires significant judgments to be made by management based on the likely timing and level of future tax benefits, together with future tax planning strategies and macroeconomic variables that impact the business.

On December 29, 2017, the PEN enacted and put into effect through Decree 1112/2017 a tax reform sanctioned in the National Congress through Law No. 27,430 (the "Tax Reform") whereby a decrease in tax rates was determined. Subsequently, through the enactment of the Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency No. 27,541 ("Solidarity Law"), the Argentine Government defined the postponement of the reduction of the current tax rate for fiscal years beginning on or after January 1, 2021.

Based on the estimates made as of December 31, 2020, the Company has not recognized as a deferred asset almost all of the specific loss generated by negative exchange differences in 2020 derived from financial instruments traded abroad.

More detailed information on income tax is included in Note 14 "Income tax and deferred income tax".

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

Non-cash investing and financing activities for the years ended December 31, 2020, 2019 and 2018 are presented below:

	2020	2019	2018
Unpaid acquisition of PPE	304,531	1,812,174	644,507
Principal payment of financial lease (1)	190,969	203,173	213,551
Capitalization of finance costs	-	607,452	-

(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
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

Detailed information on each business segment for the years ended December 31, 2020, 2019 and 2018 is disclosed below:

Year ended December 31, 2020
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues from sales	23,501,610	27,596,696	4,364,503	408,629	-	55,871,438
Intersegment revenues	844,600	-	-	-	(844,600)	-
Cost of sales	(9,937,565)	(15,833,436)	(2,359,778)	(279,526)	844,600	(27,565,705)
Administrative expenses	(1,242,079)	(253,786)	(174,262)	(12,665)	-	(1,682,792)
Selling expenses	(1,459,316)	(1,176,009)	(299,758)	(32,661)	-	(2,967,744)
Other operating (expenses) / income	(44,139)	139,965	2,511	1,492	-	99,829
	(3,114,056)	-	-	-	-	(3,114,056)
Operating profit	8,549,055	10,473,430	1,533,216	85,269	-	20,640,970
Depreciation of property, plant and equipment	(4,562,752)	(382,776)	(1,215,705)	-	-	(6,161,233)

	Natural Gas Transportation	Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	82,754,090	17,693,606	27,901,503	245,167	128,594,366
Identifiable liabilities	27,615,557	5,438,248	29,442,395	71,522	62,567,722

Year ended December 31, 2019
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales	30,795,577	31,500,457	3,439,787	376,082	-	66,111,903
Intersegment revenues	838,616	-	-	-	(838,616)	-
Cost of sales	(11,800,176)	(19,960,308)	(2,075,388)	(187,697)	838,616	(33,184,953)
Administrative expenses	(1,420,653)	(196,469)	(83,074)	(15,584)	-	(1,715,780)
Selling expenses	(1,829,130)	(1,892,647)	(359,950)	(56,344)	-	(4,138,071)
Other operating (expenses) / income	(186,412)	4,356	4,868	3,574	-	(173,614)
Operating profit	16,397,822	9,455,389	926,243	120,031	-	26,899,485
Depreciation of property, plant and equipment	(4,081,800)	(335,886)	(613,548)	-	-	(5,031,234)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	87,717,005	14,792,025	27,351,498	291,677	130,152,205
Identifiable liabilities	39,942,095	4,211,136	20,448,533	89,323	64,691,087

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2018
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales	32,381,937	34,822,547	3,790,881	341,517	-	71,336,882
Intersegment revenues	1,253,249	-	-	-	(1,253,249)	-
Cost of sales	(10,815,462)	(21,960,652)	(2,207,887)	(172,156)	1,253,249	(33,902,908)
Administrative expenses	(1,749,008)	(176,050)	(75,351)	(13,900)	-	(2,014,309)
Selling expenses	(1,997,378)	(1,340,704)	(300,427)	(57,275)	-	(3,695,784)
Other operating (expenses) / income	(327,301)	(1,521,982)	(11,402)	(4,875)	-	(1,865,560)
Operating profit	18,746,037	9,823,159	1,195,814	93,311	-	29,858,321
Depreciation of property, plant and equipment	(3,938,031)	(238,197)	(479,535)	-	-	(4,655,763)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2020		2019
	Current	Non Current	Current	Non Current
Turnover tax balance	25,497	-	69,038	-
Income tax credit balance (1)	-	-	1,386,757	-
VAT credit balance	6,005	-	58,005	-
Other tax receivables	14,121	1,954	1,670	1,907
Prepaid expenses	142,519	-	123,499	-
Advances to suppliers	1,263,364	-	1,609,144	-
Allowance for doubtful accounts	(54,067)	-	-	-
Balances with related parties	84,236	-	-	-
Subsidies receivables	302,777	-	195,810	-
Other Receivables UT	43,199	-	53,107	-
Others	340,196	7,603	448,429	10,351
Total	2,167,847	9,557	3,945,459	12,258
(1)	Provision, net of advances paid, withholdings and perceptions.

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2018	-
Additions	-
Applications	-
Reversals	-
Balances as of December 31, 2019	-
Inflation adjustment restatement	(44,179)
Additions (1)	233,379
Applications	-
Reversals (1)	(135,133)
Balances as of December 31, 2020	54,067
(1)	Included in "Selling Expenses"

b)	Trade receivables

	2020		2019
	Current	Non Current	Current	Non Current
Commons	5,949,236	-	8,616,688	-
UT	-	-	18,805	-
Natural Gas Transportation	3,708,723	-	5,138,622	-
Production and Commercialization of Liquids	1,546,120	-	2,590,762	-
Other services	694,393	-	868,499	-
Related parties (Note 21)	330,738	-	380,456
Natural Gas Transportation	76,376	-	209,669	-
Production and Commercialization of Liquids	116,737	-	73,167	-
Other services	137,625	-	97,620	-
Allowance for doubtful accounts	(132,521)	-	(183,730)	-
Total	6,147,453	-	8,813,414	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2018	277,536
Additions (1)	(93,806)
Applications	-
Reversals	-
Balances as of December 31, 2019	183,730
Inflation adjustment restatement	(51,209)
Additions	-
Applications	-
Reversals	-
Balances as of December 31, 2020	132,521
(1)	The total amount is recorded in Selling Expenses

c)	Cash and cash equivalents

	2020	2019
Cash and banks	1,260,190	1,528,928
UT Cash and banks	168	3,755
Mutual funds in local currency	823,199	1,401,763
Mutual funds in foreign currency	2,350,600	-
Interest-bearing accounts	216,732	10,359,956
UT Mutual funds	2,517	-
Total	4,653,406	13,294,402

d)	Contract liabilities

	2020		2019
	Current	Non Current	Current	Non Current
Natural Gas Transportation	122,741	2,252,830	134,044	2,375,577
Production and Commercialization of Liquids	68,448	396,739	52,260	465,190
Other services	111,249	1,402,558	84,933	1,143,831
UT	15,547	-	28,001	-
Total	317,985	4,052,127	299,238	3,984,598

During 2020 and 2019 financial years, the Company recognized Ps. 159,952 and Ps. 189,587, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2047.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

e)	Other payables

	2020		2019
	Current	Non Current	Current	Non Current
Payable for compensation for the Board of Directors and Supervisory Committee	11,550	-	11,569	-
Others	1,961	-	2,375	-
UT Other liabilities	288,463	-	377,677	-
Total	301,974	-	391,621	-

f)	Taxes payables

	2020		2019
	Current	Non Current	Current	Non Current
Health and safety tax	13,109	-	17,683	-
Withholdings and perceptions made to third parties	89,189	-	201,559	-
Turnover Tax	162,572	-	116,105	-
Tax on exports	-	-	98,019	-
VAT	69,244	-	-	-
UT Others	-	-	464	-
Others	14,360	-	46,995	-
Total	348,474	-	480,825	-

g)	Trade payables

	2020		2019
	Current	Non Current	Current	Non Current
Suppliers	2,665,409	-	5,276,710	-
UT Suppliers	76,861	-	149,586	-
Customers (credit balances)	17,638	-	8,392	-
Related companies	43,688	-	165,552	-
Total	2,803,596	-	5,600,240	-

h)	Revenues

	2020	2019	2018
Sales of goods and services	55,543,573	65,836,288	70,485,082
Subsidies	327,865	275,615	851,800
Total	55,871,438	66,111,903	71,336,882

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Disaggregation of revenues

Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2020
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	9,534,556	-	-	9,534,556
Local market	23,501,610	18,062,140	4,364,503	408,629	46,336,882
Total	23,501,610	27,596,696	4,364,503	408,629	55,871,438
Timing of revenue recognition:
Over the time	23,501,610	1,665,970	4,364,503	408,629	29,940,712
At a point in time	-	25,930,726	-	-	25,930,726
Total	23,501,610	27,596,696	4,364,503	408,629	55,871,438

Year ended December 31, 2019
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	12,449,866	-	-	12,449,866
Local market	30,795,577	19,050,591	3,439,787	376,082	53,662,037
Total	30,795,577	31,500,457	3,439,787	376,082	66,111,903
Timing of revenue recognition:
Over the time	30,795,577	1,670,192	3,439,787	376,082	36,281,638
At a point in time	-	29,830,265	-	-	29,830,265
Total	30,795,577	31,500,457	3,439,787	376,082	66,111,903

Year ended December 31, 2018
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	12,618,988	-	-	12,618,988
Local market	32,381,937	22,203,559	3,790,881	341,517	58,717,894
Total	32,381,937	34,822,547	3,790,881	341,517	71,336,882
Timing of revenue recognition:
Over the time	32,381,937	1,477,117	3,790,881	341,517	37,991,452
At a point in time	-	33,345,430	-	-	33,345,430
Total	32,381,937	34,822,547	3,790,881	341,517	71,336,882

Detailed information of revenues on each business segment for the years ended December 31, 2020, 2019 and 2018 is disclosed below:

i.	Natural Gas Transportation:

	2020	2019	2018
Firm	19,086,235	25,214,892	25,641,775
Access and Charge	839,868	1,137,755	1,184,965
Interruptible and Others	3,575,507	4,442,930	5,555,197
Total	23,501,610	30,795,577	32,381,937

ii.	Production and Commercialization of Liquids:

	2020	2019	2018
Product	25,602,861	29,554,650	32,493,630
Services	1,665,970	1,670,192	1,477,117
Government grants	327,865	275,615	851,800
Total	27,596,696	31,500,457	34,822,547

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

iii.	Other services:

	2020	2019	2018
Conditioning and treatment	2,036,984	1,733,165	1,539,505
Operation and maintenance	166,972	887,181	1,005,491
Steam sales	182,124	315,254	286,422
Construction	25,812	16,199	44,653
UT Construction	70,481	255,517	907,244
Transportation and conditioning of Natural Gas	1,793,855	225,619	-
Others	88,275	6,852	7,566
Total	4,364,503	3,439,787	3,790,881

i)	Cost of sales

	2020	2019	2018
Inventories at the beginning of the year	418,823	754,516	384,814
Purchases	12,670,943	16,408,467	18,556,286
Operating costs (Note 8.i.)	15,047,441	16,440,793	15,716,324
Inventories at the end of the year	(571,502)	(418,823)	(754,516)
Total	27,565,705	33,184,953	33,902,908

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

j)     Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2020

		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	4,050,804	1,813,778	1,265,416	741,580	230,030		-
Social security taxes	823,941	355,095	253,176	165,837	49,833		-
Compensation to Directors and Supervisory Committee	40,039	-	-	40,039	-		-
Professional services fees	316,283	34,515	13,299	241,111	27,358		-
Technical operator assistance fees	1,430,462	589,450	841,012	-	-		-
Materials	453,037	164,268	288,769	-	-		-
Third parties services	518,110	235,552	262,707	19,290	561		-
Telecommunications and post expenses	47,420	13,338	10,523	20,785	2,774		-
Rents	25,197	10,096	5,185	9,157	759		-
Transports and freight	156,729	92,915	61,244	2,570	-		-
Easements	98,444	87,574	10,870	-	-		-
Offices supplies	9,056	3,087	1,288	4,408	273		-
Travels expenses	68,320	30,715	19,972	15,111	2,522		-
Insurance	255,898	146,906	91,016	17,962	14		-
Property, plant and equipment maintenance	1,872,450	1,609,864	230,192	32,394	-		-
Depreciation of property, plant and equipment	6,161,233	4,222,188	1,598,481	340,564	-		-
Taxes and contributions	3,003,392	505,742	26,080	1,278	2,470,292	(1)	-
Advertising	85,997	-	-	-	85,997		-
Doubtful accounts	95,067	-	-	-	95,067		-
Banks expenses	23,734	-	-	23,734	-		-
Interests expense	3,358,279	-	-	-	-		3,358,279
Foreign exchange loss	14,836,082	-	-	-	-		14,836,082
Costs of services rendered to third parties	108,667	-	108,667	-	-		-
Other expenses	53,697	22,482	21,979	6,972	2,264		-

Total 2020	37,892,338	9,937,565	5,109,876	1,682,792	2,967,744		18,194,361

(1)	Includes tax on exports for Ps. 421,172 for the year ended December 31, 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2019

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	4,347,500	1,992,017	1,297,722	823,076	234,685		-
Social security taxes	810,188	369,771	232,128	159,359	48,930		-
Compensation to Directors and Supervisory Committee	44,284	-	-	44,284	-		-
Professional services fees	657,734	20,943	338,511	254,542	43,738		-
Technical operator assistance fees	1,558,506	1,056,723	501,783	-	-		-
Materials	527,916	230,643	297,273	-	-		-
Third parties services	593,395	245,103	303,408	33,334	11,550		-
Telecommunications and post expenses	61,003	17,638	8,300	32,608	2,457		-
Rents	59,572	17,313	28,781	12,100	1,378		-
Transports and freight	157,904	99,383	55,206	3,315	-		-
Easements	125,169	118,942	6,227	-	-		-
Offices supplies	18,150	5,471	3,145	7,056	2,478		-
Travels expenses	180,366	89,168	48,923	37,221	5,054		-
Insurance	131,238	64,137	51,871	8,701	6,529		-
Property, plant and equipment maintenance	3,494,687	3,040,075	406,252	48,360	-		-
Depreciation of property, plant and equipment	5,031,234	3,870,024	949,432	211,778	-		-
Taxes and contributions	4,144,215	454,949	33,318	5,314	3,650,634	(1)	-
Advertising	122,713	-	-	-	122,713		-
Doubtful accounts	3,315	-	-	-	3,315		-
Banks expenses	26,286	-	-	26,286	-		-
Interests expense	3,416,877	-	-	-	-		3,416,877
Foreign exchange loss	21,287,642	-	-	-	-		21,287,642
Capitalized finance costs	(607,453)	-	-	-	-		(607,453)
Costs of services rendered to third parties	18,602	-	18,602	-	-		-
Other expenses	180,667	107,877	59,734	8,446	4,610		-

Total 2019	46,391,710	11,800,177	4,640,616	1,715,780	4,138,071		24,097,066

(1)	Includes tax on exports of Ps. 1,148,234 for the year ended December 31, 2019.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2018
		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	4,006,260	1,866,300	1,189,130	747,477	203,353		-
Social security taxes	670,656	303,143	177,888	145,796	43,829		-
Compensation to Directors and Supervisory Committee	54,072	-	-	54,072	-		-
Professional services fees	575,292	14,758	284,039	262,271	14,224		-
Technical operator assistance fees	2,758,540	1,755,077	1,003,463	-	-		-
Materials	468,994	143,852	325,142	-	-		-
Third parties services	548,240	214,277	272,797	41,446	19,720		-
Telecommunications and post expenses	45,605	8,788	5,983	29,860	974		-
Rents	51,909	16,036	21,573	12,453	1,847		-
Transports and freight	142,608	88,444	48,135	6,029	-		-
Easements	113,250	113,250	-	-	-		-
Offices supplies	14,654	4,966	1,803	6,555	1,330		-
Travels expenses	178,586	79,945	56,001	34,338	8,302		-
Insurance	138,786	79,933	49,624	9,223	6		-
Property, plant and equipment maintenance	2,649,800	2,315,295	301,820	32,685	-		-
Depreciation of property, plant and equipment	4,655,763	3,377,834	717,723	560,206	-		-
Taxes and contributions	3,509,811	357,119	42,057	4,457	3,106,178	(1)	-
Advertising	10,170	-	-	-	10,170		-
Doubtful accounts	277,537	-	-	-	277,537		-
Banks expenses	25,446	-	-	25,446	-		-
Interests expense	3,508,840	-	-	-	-		3,508,840
Foreign exchange loss	27,481,250	-	-	-	-		27,481,250
Other financial charges	-	-	-	-	-		-
Costs of services rendered to third parties	346,137	-	346,137	-	-		-
Other expenses	184,301	76,447	57,545	41,995	8,314		-

Total 2018	52,416,507	10,815,464	4,900,860	2,014,309	3,695,784		30,990,090

(1)	Includes tax on exports for Ps. 521,232 for the year ended December 31, 2018

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)    Net financial results

	2020	2019	2018
Financial income
Interest income	546,600	979,612	2,817,393
Foreign exchange gain	4,968,821	10,640,197	17,098,238
Subtotal	5,515,421	11,619,809	19,915,631
Financial expenses
Interest expense (1)	(3,358,279)	(3,416,877)	(3,508,840)
Foreign exchange loss	(14,836,082)	(21,287,642)	(27,481,250)
less: Capitalized finance costs	-	607,453	-
Subtotal	(18,194,361)	(24,097,066)	(30,990,090)
Other financial results
Notes repurchase results	399,356	-	-
Derivative financial instruments results	449,575	(26,101)	222,171
Fair value (losses) / gains on financial instruments through profit or loss	(7,265,635)	738,179	2,875,311
Others	(358,075)	(557,712)	(510,009)
Subtotal	(6,774,779)	154,366	2,587,473
Gain on net monetary position	6,482,061	8,378,326	2,526,114
Total	(12,971,658)	(3,944,565)	(5,960,872)

(1)	Includes Ps. 242,337 and Ps. 265,398 of accrued interest corresponding to leasing liabilities, for the years ended December 31, 2020 and 2019.

l)     Other operating results

	2020	2019	2018
Net increase in provisions (1)	(154,391)	(212,548)	(1,614,277)
Recovery of insurance	236,978	-	49,999
Others	17,242	38,934	(301,282)
Total	99,829	(173,614)	(1,865,560)

m)   Other financial assets at amortized cost

	2020		2019
	Current	Non Current	Current	Non Current
Fixed term deposits in foreign currency	-	13,755,917	-	-
VRD bonds	3,044	3,095	4,568	7,356
US Treasury Bills	-	-	1,416,685	-
Private debt bonds	15,275	-	-	-
Total	18,319	13,759,012	1,421,253	7,356

n)    Other financial assets at fair value through profit or loss

	2020		2019
	Current	Non Current	Current	Non Current
Public debt bonds	2,120,788	-	-	-
Total	2,120,788	-	-	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

o)    Payroll and social security taxes payable

	2020		2019
	Current	Non Current	Current	Non Current
Vacation benefit payable	673,531	-	416,382	-
Annual bonus payable	297,999	-	279,825	-
Social security taxes payable	174,886	-	178,265	-
UT	1,572	-	8,333	-
Total	1,147,988	-	882,805	-

9.     INVESTMENTS IN ASSOCIATES

	2020										2019
					Issuer Information
	Description of securities				Last financial statemets issued
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net (loss) / income for the year/period	Shareholders equity	% of Common Stock	Book value

Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	248	8,540	Pipeline maintenance	09/30/2020	28	(868)	17,428	49.00	9,022

Emprendimientos de Gas del Sur S.A. (in liquidation)	$1	116,130	2,757	490	Pipeline construction and operation services	09/30/2020	237	(131)	1,000	49.00	569

Gas Link S.A.	$1	502,962	11,701	119,365	Pipeline construction and operation services	09/30/2020	1,026	27,254	622,779	49.00	97,497

Total				128,395							107,088

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT and its results is the following:

	2020	2019
Consolidated Statements of financial position
Non Current assets	-	-
Current Assets	165,873	317,002
Total	165,873	317,002
Non Current Liabilities	-	-
Current Liabilities	380,314	564,062
Total	380,314	564,062

Consolidated Statements of comprehensive income	2020	2019	2018
Gross profit / (loss)	4,563	(210,069)	70,946
Operating (loss) / profit	(1,265)	(234,568)	51,076
Net Financial results	74,877	(28,683)	2,193
Comprehensive (loss) / income	73,612	(263,251)	53,269

11.    PROFIT FROM ASSOCIATES

	2020	2019	2018
EGS (in liquidation)	(79)	(109)	6,494
TGU	(482)	(904)	(93)
Link	21,871	(42,359)	31,729
Total	21,310	(43,372)	38,130

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.   PROPERTY, PLANT AND EQUIPMENT

	2020
	Cost					Depreciation
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	rate %	Accumulated at the end of the year	Impairment	Net book value
Pipelines	86,231,036	-	(35,101)	3,444,963	89,640,898	42,534,145	(19,248)	2,199,034	2.2	44,713,931	2,366,584	42,560,383

Compressor plants	35,019,137	7,198	-	3,234,851	38,261,186	23,443,580	-	1,612,640	3.3 to 25	25,056,220	710,834	12,494,132

Other plants	36,061	-	-	-	36,061	12,169	-	1,223	3.3	13,392	1,139	21,530

Stations of regulation and/or measurement of pressure	2,952,477	-	(973)	86,690	3,038,194	2,349,855	(852)	81,942	4.0	2,430,945	31,711	575,538

Other technical installations	573,367	-	-	5,324	578,691	493,239	-	12,844	6.7	506,083	3,788	68,820

Subtotal assets related to natural gas transportation service	124,812,078	7,198	(36,074)	6,771,828	131,555,030	68,832,988	(20,100)	3,907,683		72,720,571	3,114,056	55,720,403

Non-regulated segment Pipelines	13,933,750	239	-	821,049	14,755,038	171,999	-	488,543	2.2	660,542	-	14,094,496

Non-regulated segment Compressor plants	2,799,504	-	-	44,333	2,843,837	1,089,298	-	302,829	3.3 to 25	1,392,127	-	1,451,710

Non-regulated segment Other plants	24,577,179	-	(673)	1,200,338	25,776,844	14,007,475	(5)	623,057	3.3	14,630,527	-	11,146,317

Non-regulated segment Stations of regulation and/or measurement of pressure	857,407	1,164	(1,090)	32,396	889,877	59,587	-	34,024	4.0	93,611	-	796,266

Non-regulated segment Other technical installations	345,819	-	-	-	345,819	133,954	-	31,132	6.7	165,086	-	180,733

Subtotal assets related to Other Services and Production and Commercialization of Liquids	42,513,659	1,403	(1,763)	2,098,116	44,611,415	15,462,313	(5)	1,479,585		16,941,893	-	27,669,522

Lands	482,127	-	-	-	482,127	-	-	-	-	-	-	482,127

Buildings and constructions	4,828,987	-	-	271,163	5,100,150	2,478,654	-	102,251	2.0	2,580,905	-	2,519,245

Facilities and features in building	359,134	-	-	-	359,134	158,342	-	10,341	4.0	168,683	-	190,451

Machinery, equipment and tools	1,503,969	68,494	-	21,857	1,594,320	885,519	-	134,490	6.7 to 10	1,020,009	-	574,311

UT Machinery, equipment and tools	1,238	-	-	-	1,238	1,238	-	-	6.7 to 10	1,238	-	-

Computers and Telecommunication systems	6,594,148	-	-	609,407	7,203,555	4,959,186	-	459,622	6.7 to 20	5,418,808		1,784,747
											-
Vehicles	696,677	9,082	(1,692)	-	704,067	461,561	(839)	65,585	20	526,307		177,760
											-
Furniture	311,135	200	-	989	312,324	302,975	-	1,676	10	304,651		7,673
											-
Materials	4,277,974	2,521,622	(16,305)	(2,041,894)	4,741,397	-	-	-	-	-		4,741,397

Line pack	673,285	-	-	52,167	725,452	37,637	-	-	-	37,637		687,815
											-
Works in progress	8,022,523	4,079,084	-	(7,783,633)	4,317,974	-	-	-	-	-		4,317,974

Total	195,076,934	6,687,083	(55,834)	-	201,708,183	93,580,413	(20,944)	6,161,233		99,720,702	3,114,056	98,873,425

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2019
	Cost					Depreciation
Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	rate %	Accumulated at the end of the year	Net book value
Pipelines	83,617,294	-	(18,148)	2,631,890	86,231,036	40,478,034	(10,547)	2,066,658	2.2	42,534,145	43,696,891

Compressor plants	31,950,533	544,422	(244,896)	2,769,078	35,019,137	22,137,747	(147,638)	1,453,471	3.3 to 25	23,443,580	11,575,557

Other plants	36,061	-	-	-	36,061	10,945	-	1,224	3.3	12,169	23,892

Stations of regulation and/or measurement of pressure	2,847,785	-	-	104,692	2,952,477	2,271,328	-	78,527	4.0	2,349,855	602,622

Other technical installations	563,238	-	-	10,129	573,367	480,646	-	12,593	6.7	493,239	80,128

Subtotal assets related to natural gas transportation service	119,014,911	544,422	(263,044)	5,515,789	124,812,078	65,378,700	(158,185)	3,612,473		68,832,988	55,979,090

Non-regulated segment Pipelines	169,943	-	-	13,763,807	13,933,750	86,262	-	85,737	2.2	171,999	13,761,751

Non-regulated segment Compressor plants	2,601,276	-	-	198,228	2,799,504	793,286	-	296,012	3.3 to 25	1,089,298	1,710,206

Non-regulated segment Other plants	18,142,640	-	-	6,434,539	24,577,179	13,582,007	-	425,468	3.3	14,007,475	10,569,704

Non-regulated segment Stations of regulation and/or measurement of pressure	218,552	15,362	-	623,493	857,407	43,819	-	15,768	4.0	59,587	797,820

Non-regulated segment Other technical installations	345,819	-	-	-	345,819	102,821	-	31,133	6.7	133,954	211,865

Subtotal assets related to Other Services and Production and Commercialization of Liquids	21,478,230	15,362	-	21,020,067	42,513,659	14,608,195	-	854,118		15,462,313	27,051,346

Lands	224,817	257,310	-	-	482,127	-	-	-	-	-	482,127

Buildings and constructions	4,247,069	-	(1,291)	583,209	4,828,987	2,398,379	(15)	80,290	2.0	2,478,654	2,350,333

Facilities and features in building	359,002	-	-	132	359,134	143,466	-	14,876	4.0	158,342	200,792

Machinery, equipment and tools	1,271,121	234,960	(10,562)	8,450	1,503,969	787,159	(10,562)	108,922	6.7 to 10	885,519	618,450

UT Machinery, equipment and tools	1,238	-	-	-	1,238	934	-	304	6.7 to 10	1,238	-

Computers and Telecommunication systems	5,687,422	4,683	-	902,043	6,594,148	4,657,053	-	302,133	6.7 to 20	4,959,186	1,634,962

Vehicles	619,944	110,083	(33,350)	-	696,677	436,636	(31,508)	56,433	20	461,561	235,116

Furniture	311,135	-	-	-	311,135	301,290	-	1,685	10	302,975	8,160

Materials	3,217,600	3,075,586	(29,331)	(1,985,881)	4,277,974	-	-	-	-	-	4,277,974

Line pack	787,855	-	-	(114,570)	673,285	37,637	-	-	-	37,637	635,648

Works in progress	12,547,544	21,404,218	-	(25,929,239)	8,022,523	-	-	-	-	-	8,022,523

Total	169,767,888	25,646,624	(337,578)	-	195,076,934	88,749,449	(200,270)	5,031,234		93,580,413	101,496,521

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2020 and 2019, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

	2020	2019
Other plants	518,778	610,326
Compressor plants	1,287,986	1,515,277
Other technical installations	146,454	172,300
Total	1,953,218	2,297,903

The book value variation of the rights-of use accounted during the years ended on December 31, 2020 and 2019 corresponds to its depreciation:

	2020	2019
Other plants	(91,549)	(91,549)
Compressor plants	(227,292)	(227,292)
Other technical installations	(25,844)	(25,845)
Total	(344,685)	(344,686)

The right to use these assets expires in September 2026, at which time the purchase options provided for in the contracts may be exercised.

13.	LOANS

Short-term and long-term loans as of December 31, 2019 and 2018 comprise the following:

	2020	2019
Current Loans
2018 Notes Interest	456,697	458,632
Pre-export finance	-	1,390,438
Leasing (Note 21)	480,069	495,389
Total Current loans	936,766	2,344,459
Non Current Loans
2018 Notes	40,520,045	40,634,099
Leasing (Note 21)	2,412,613	2,741,268
Total non current loans	42,932,658	43,375,367
Total (1)	43,869,424	45,719,826

(1)	As of December 31, 2020, it is net of Notes repurchase of Ps 1,479,694.

(2)	Net of issuance expenses of Ps. 75,262 and Ps. 133,200 as of December 31, 2020 and 2019, respectively.
54

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The activity of the loans as of December 31, 2020 and 2019 is the following:

	2020		2019
	Leases liabilities	Other payables	Leases liabilities	Other payables
Beginning balance	3,236,657	42,483,169	3,466,896	39,669,167
Inflation adjustment restatement	(1,275,154)	(12,526,927)	(1,676,718)	(17,640,765)
Accrued interest	242,337	2,765,737	265,398	2,806,717
Effect of foreign exchange effect	1,149,736	13,755,162	1,604,703	18,971,692
VAT unpaid installments	11,009	-	21,766	-
Proceeds from loans	-	-	-	1,431,939
Acquisition of notes result	-	(399,356)	-	-
Payment of loans(1)	(190,969)	(1,354,111)	(228,701)	-
Payment of redemption of loans	-	(999,811)	-	-
Interest paid(2)	(280,934)	(2,747,121)	(216,687)	(2,755,581)
Ending balance	2,892,682	40,976,742	3,236,657	42,483,169

(1) For the years ended on December 31, 2020 and 2019, Ps. 190,969 and Ps. 203,173 respectively were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).
(2) For the years ended on December 31, 2020 and 2019, Ps. 280,934 and Ps. 195,168, respectively, were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

The maturities of the current and non-current loans as of December 31, 2020 are as follows, not including issuance expenses:

		To due
	Due at 12/31/2020	From 1/01/2021 to 12/31/2021	From 1/01/2022 to 12/31/2022	From 1/01/2023 to 12/31/2023	From 1/01/2024 to 12/31/2024	From 1/01/2025 onwards	Total
2018 Notes	-	456,697	-	-	-	40,520,045	40,976,742
Financial Leasing	63,526	416,543	451,566	489,482	530,581	940,984	2,892,682
Total	63,526	873,240	451,566	489,482	530,581	41,461,029	43,869,424

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2020, and their present book value:

12/31/2020
As of 12/31/2020	692,970
From 1/01/2022 to 12/31/2022	629,526
From 1/01/2023 to 12/31/2023	629,526
From 1/01/2024 to 12/31/2024	629,526
From 1/01/2025 onwards	1,005,592
Total minimum future payments	3,587,140
Future financial charges on financial leases	(694,458)
Book Value financial leases	2,892,682

Description of the indebtedness of the Company

Class 2 Notes (“2018 Notes”)

The Ordinary General Shareholders' Meeting held on April 26, 2017, ordered the increase of up to US$ 700,000,000 (or its equivalent in other currencies) of the 2017 Program authorized by the CNV by Resolution No. 17,262 dated January 3, 2014, whose amount until the Shareholders´ Meeting was held was US$ 400,000,000 (the “2017 Program”).

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

The Ordinary General Shareholders´ Meeting held on August 15, 2019 decided to increase the 2017 Program from US$ 700 million to US$ 1,200 million. This increase was authorized by the CNV on October 9, 2019 through Resolution RESFC-2019-20486-APN-DIR # CNV.

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

During 2020, the Company repurchased its marketable debt for a nominal value of USD 17.6 million for which it paid Ps. 999,811. This transaction generated a positive result of Ps. 399,356 recognized in the financial results of the Statement of Income.

Covenants

As of the date of issuance of these consolidated financial statements, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and make certain transactions with related parties.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The Company may contract new debts under the following conditions, among others:

a. To the extent that after the new debt has been incurred (i) the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization- and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal to or lower than 3.75:1.

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

This loan was totally repaid at the maturity date.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

For the fiscal year ended December 31, 2020, the CPI has exceeded the 30% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2020 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

The Board of Directors decided to make use of this option.

Deferred Tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018
Current income tax	(3,439,545)	(3,651,647)	(6,698,265)
Special revaluation tax	-	-	(2,194,810)
Deferred income tax	(964,878)	(1,826,938)	8,865,492
Total income tax	(4,404,423)	(5,478,585)	(27,583)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The analysis of the net deferred tax assets and liabilities is as follows:

	2020	2019
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	1,250,309	1,356,732
Deferred tax assets to be recovered after less than 12 months	372,361	372,055
Deferred tax liabilities:
Deferred tax liabilities to be recovered after more than 12 months	(8,828,384)	(8,172,277)
Deferred tax liabilities to be recovered after less than 12 months	(242,878)	(40,224)
Deferred tax liabilities, net	(7,448,592)	(6,483,714)

The components of the net deferred tax assets and liabilities as of December 31, 2020, 2019 and 2018 are the following:

Deferred tax assets	Other receivables	Allowance for doubtful accounts	Tax credits discounted value loss	Account receivables discounted value	Provisions for legal claims and other provisions	Financial lease	Contract liabilities	Tax loss carryforward	Tax inflation adjustment	Total
As of December 31, 2018	-	-	811	4,761	211,326	853,576	665,948	-	-	1,736,422
Charge in results	-	995	(327)	(3,766)	(511)	(36,365)	20,319	-	12,020	(7,635)
As of December 31, 2019	-	995	484	995	210,815	817,211	686,267	-	12,020	1,728,787
Charge in results	13,517	(995)	(484)	(352)	12,320	(89,081)	(46,704)	944	4,718	(106,117)
As of December 31, 2020	13,517	-	-	643	223,135	728,130	639,563	944	16,738	1,622,670

Deferred tax liabilities	Deferred sales	Loans	Property, Plant and Equipment	Cash and cash equivalents	Inventaries	Other financial assets at amortized cost	Tax inflation adjustment	Total
As of December 31, 2018	5,945	(65,093)	(6,111,056)	(198,776)	(24,218)	-	-	(6,393,198)
Charge in results	(5,945)	29,334	190,184	195,879	(3,194)	(2,538)	(2,223,023)	(1,819,303)
As of December 31, 2019	-	(35,759)	(5,920,872)	(2,897)	(27,412)	(2,538)	(2,223,023)	(8,212,501)
Charge in results	-	15,815	693,689	1,861	(6,112)	(199,006)	(1,365,008)	(858,761)
As of December 31, 2020	-	(19,944)	(5,227,183)	(1,036)	(33,524)	(201,544)	(3,588,031)	(9,071,262)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2020, 2019 and 2018 as follows:

	2020	2019	2018
Pre tax income	7,690,622	22,911,548	23,935,579
Statutory income tax rate	30%	30%	30%

Pre tax income at statutory income tax rate	(2,307,187)	(6,873,464)	(7,180,674)
Tax effects due to:
- Restatement by inflation	2,095,061	2,776,728	505,544
- Unrecognized tax loss carryforward (1)	(2,036,579)	-	-
- Special revalution tax	-	-	(2,194,810)
- Adjustment affidavit previous year	(9,073)	186,024	(632)
- Tax revaluation benefit	-	-	8,778,172
- Tax inflation adjustment	(2,775,060)	(2,720,752)	-
- Others	628,415	1,152,879	64,817
Total income tax	(4,404,423)	(5,478,585)	(27,583)

(1) For additional information see note 5.c

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

15.	PROVISIONS

The total amount of the Provisions is included in current liabilities.

	For legal claims and others
Balances as of 12/31/2018	777,331
Inflation adjustment restatement	(328,158)
Additions	370,952	(1)
Uses	(10,333)
Decreases	(7,763)	(2)
Balances as of 12/31/2019	802,029
Inflation adjustment restatement	(258,394)
Additions	325,140	(3)
Uses	(8,073)
Decreases	0	(2)
Balances as of 12/31/2020	860,702

(1) Ps. 220,311 are included in "Other operating expenses" and Ps. 150,641 in "Financial expenses".
(2) The total are included in "Other operating expenses".
(3) Ps. 154,391 are included in "Other operating expenses" and Ps. 170,749 in "Financial expenses".

For additional information see “Note 20 – Legal claims and other matters.”

16.	FINANCIAL RISK MANAGEMENT

16.1  Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

The Company's risk management framework establishes that a risk map is determined that measures the potential impact of each of them on the financial situation and results of operations. Based on this, the Executive Officers are responsible for defining the policies, procedures, limits and measures aimed at mitigating the impact of said risks.

The sensitivity analyzes included below are based on the change in one of the factors while all others remain constant. In practice, this is unlikely to happen, and changes in several factors can be correlated, for example, in variations in the interest rate and variations in the foreign currency exchange rate.

Sensitivity analysis only provides limited vision, at one point in time. The actual impact on the Company's financial instruments could vary significantly with respect to the impact shown in the sensitivity analysis.

16.1.1 Risk associated with exchange rates

Restrictions to the single free market for foreign exchange ("MULC")

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

As mentioned in Note 1, the main global and Argentine economic variables have had a negative impact on financial markets affecting the cost of borrowing, hedging activities, liquidity and access to capital in general. In the local market, particularly, the shares of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in value.

Additionally, as from April 2020, through the issuance of Communication "A" 7001, subsequently amended by Communications "A" 7030, 7042, 7052, 7068 and 7138, the BCRA established measures that intensify the restrictions for access to the MULC, including measures related to the trading of stock market assets by companies.

In turn, on May 25, 2020 and June 19, 2020, the CNV issued General Resolutions No. 841 and 843, by means of which restrictions are established for the purchase and sale of negotiable securities in U.S. dollars, or the transfer of such securities to depositary companies abroad. Subsequently, by means of General Resolution No. 862, such agency provided certain flexibilities to the terms of permanence of such securities.

These measures aimed at restricting the MULC in order to contain the demand for dollars imply the request of prior authorization from the BCRA for certain transactions, including the following:

- payment of dividends to non-residents;
- payment of imports of certain goods abroad or cancellation of debts originated in the importation of such goods except for certain exceptions expressly provided for in the applicable regulations;
- the formation of foreign assets; and
- payment of financial loans to non-residents.

In case of having requested access to the MULC, it must assume the commitment to enter and settle in the foreign exchange market, within five working days of its availability, those funds received abroad originated in the collection of loans granted to third parties, the collection of a time deposit or the sale of any type of asset, when the asset had been acquired, the deposit constituted or the loan granted after May 28, 2020.

Additionally, on September 15, 2020, the BCRA published Communications "A" 7105 and 7106 by which it is established, among other measures, that those who register financial debts with independent parties with principal maturities in foreign currency scheduled between October 15, 2020 and March 31, 2021, must submit to the BCRA a refinancing plan for the principal maturities based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount maturing in the period indicated above, and (b) that the remaining principal be, at least, refinanced with new external indebtedness with an average life of 2 years, provided that the new indebtedness is settled in the exchange market.

The aforementioned rule does not have immediate effect on the Company since the amortization of the principal of its marketable debentures occurs on May 2, 2025, which is not within the aforementioned term. On the other hand, as of the date of issuance of these consolidated financial statements, the Company paid all the interest installment corresponding to its financial debt on November 2, 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

Additionally, the exchange regime already determined as mandatory the entry and liquidation in local currency of the funds obtained as a result of the following operations and concepts, among others:

- Exports of goods and services;
- Collection of pre-financing, advances and post-financing of exports of goods;
- Exports of services;
- Disposal of foreign assets.

These foreign exchange restrictions, or those that may be enacted in the future, could affect the Company's ability to access the official foreign exchange market to acquire the foreign currency necessary to meet its financial obligations. Assets and liabilities denominated in foreign currency as of December 31, 2020 have been valued considering the current exchange rates in the MULC.

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company's Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position will allow it to comply, in the short term, with its foreign currency commitments. The Company's financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2020 and 2019. Total revenues denominated in Argentine Pesos accounted for 50%, 53% and 59% for the years ended December 31, 2020, 2019 and 2018, respectively.

TGS' financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company's foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify TGS' investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term. During fiscal years 2020, 2019 and 2018, the Company did not contract derivative financial instruments to hedge this risk.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2020, 96% of the Company's fund placements are denominated in U.S. dollars.

For further information regarding the Company's foreign currency position see "Note 18. Foreign currency assets and liabilities".

Management of the Company estimates that, based on the net liability position as of December 31, 2020 and 2019, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 2,533,781 and Ps. 3,491,865, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company's exposure to increases in interest rates. TGS' exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company's financing is disclosed in Note 13.

In addition, the main objective of the Company's financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.
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
The Company's risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2020, 2019 and 2018 fiscal years the Company has maintained a liability monetary position. As a consequence, TGS has recorded a net gain from exposure to inflation in the monetary items.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2020 and 2019:

	Financial assets (1)		Financial liabilities (2)
	2020	2019	2020	2019
Fix interest rate	16,108,712	11,776,641	40,976,742	41,092,728
Variable interest rate	3,179,938	1,413,687	-	1,390,438
Total	19,288,650	13,190,328	40,976,742	42,483,166

(1) Includes mutual funds, fixed terms, Us treasury bonds and bank accounts. Trade receivables do no bear interests, except for Ps. 5,403 and Ps. 11,923, which bears CER plus a spread of 8% as of December 31, 2020 and 2019, respectively.
(2) Includes loans, issuance expenses and financial leasing

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

16.1.3 Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Marketing segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sales prices of exported propane, butane and natural gasoline are determined according to international reference prices (Mont Belvieu for propane and butane and NWE ARA for natural gasoline). Additionally, most of the total sales of propane and butane that are made in the domestic market are made at prices set by the Ministry of Energy for the different market segments.

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect TGS' profitability. Especially during the first half of 2020, and due to the effect of COVID and the international oil market situation, the price of Liquids was negatively affected with year-on-year declines during that period in the order of 30%. However, as of the last quarter of 2020 and after the end of the year, international prices recovered sharply. Likewise, in the domestic market, the price of natural gas at wellhead during fiscal year 2020 has been significantly reduced, measured in U.S. dollars, which benefits the RTP for processing at the Cerri Complex. These factors, among others, have allowed 2020 operating margins for this segment to be maintained over the prior year.

Based on volume of sales for the years ended December 31, 2020, 2019 and 2018, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 2,018,826, Ps. 1,569,844 and Ps. 1,156,053, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

Derivative financial instruments

On July 23, 2018 TGS entered into an agreement with a recognized financial institution to hedge propane, butane and natural gasoline export prices (put contracts), with the objective of offsetting potential losses that could be generated in the event that export prices fall below breakeven prices (those that equal costs). Such agreement was effective between October 2018 and April 2020, according to the following monthly short tons:

Period	Propane	Butane	Natural gasoline
October 2018 - April 2019	6,663	4,967	2,976
May 2019 - September 2019	-	-	4,519
October 2019	9,996	7,727	4,630
November 2019 - April 2020	14,438	11,038	6,614

In order to arrange such operation, the Company paid a premium of U.S.$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under “Derivative financial instruments”. The Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS 9.

As of December 31, 2020, the Company does not hold derivative financial instruments. As of December 31, 2019, the balance is Ps. 373,058 and is recorded under "Derivative financial instruments".

16.1.4 Credit risk

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

Trade and other receivables

Each of the Company's customers is rated independently. In the event that they do not have a credit rating, both patrimonial, economic and financial variables are evaluated, as well as commercial, banking and specialized agencies' reports. Finally, according to the evaluation performed, the degree of credit risk of each customer is determined and the need or not to request guarantees/guarantees to the customer.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

As of December 31, 2020 and 2019, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

	2020	2019
Current trade receivables	6,279,974	8,997,144
Allowances for doubful accounts	(132,521)	(183,730)
Total	6,147,453	8,813,414

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of net sales made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31, 2020 and 2019 and the sales receivable balances (net of allowances) as of December 31, 2020 and 2019 are set forth below:

	2020		2019		2018
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	5,894,110	1,441,808	7,963,051	1,986,849	6,749,054
Camuzzi Gas Pampeana S.A.	4,358,139	706,139	5,926,232	992,651	5,013,132
Naturgy Argentina	3,523,002	313,536	4,759,550	772,501	4,045,276
CAMMESA	2,342,531	666,127	1,821,557	280,998	2,801,553
Pampa Energía	841,274	306,995	1,094,039	351,252	920,555
Camuzzi Gas del Sur S.A.	1,042,980	146,965	1,464,524	205,352	1,119,315

The amounts of Liquids Production and Marketing net sales made to major customers during the years ended December 31, 2020 and 2019 and sales receivable balances (net of allowances) as of such date are set forth below:

	2020		2019		2018
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
PBB Polisur	9,303,676	777,791	8,628,893	1,145,402	11,031,223
Petredec	691,227	-	1,365,850	-	1,798,666
Geogas Trading S.A.	287,550	-	2,303,376	511,512	2,308,545
Italgas S.A.	396,307	-	-	-	-
YPF	973,411	42,364	1,686,921	36,079	992,619
Petrobras Global Trading BV	4,510,924	284,089	6,053,139	540,712	3,652,024

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since TGS has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company's maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets at amortized cost.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

During the year 2020, the Company has carried out transactions with financial instruments, mainly national and provincial government bonds, which resulted in exchange losses of Ps. 7,977,729, which are recorded as "Other financial results - Result from valuation at fair value of financial assets through profit or loss" in the Statement of comprehensive income for the year ended December 31, 2020.

Subsequent to December 31, 2020, Ps. 1,346,192 have been incurred as a result of exchange losses accrued on this type of financial instruments held at year-end.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii)loans to related parties, (iii) other financial assets, (iv) trade receivables, (v) other receivables and (vi) derivative financial instruments as of December 31, 2020 and 2019:

December 31, 2020
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	4,653,406	2,120,788	39,334
With specified maturity
Overdue
Until 12-31-2019	-	-	137,271
From 01-01-20 to 03-31-20	-	-	753
From 04-01-20 to 06-30-20	-	-	447
From 07-01-20 to 09-30-20	-	-	23,435
From 10-01-20 to 12-31-20	-	-	2,153,580
Total overdue	-	-	2,315,486

Non-due
From 01-01-21 to 03-31-21	-	775	4,320,035
From 04-01-21 to 06-30-21	-	775	124,094
From 07-01-21 to 09-30-21	-	775	78,774
From 10-01-21 to 12-31-21	-	15,994	76,053
During 2022	-	13,758,563	6,943
During 2023	-	449	-
During 2024	-	-	-
During 2025	-	-	-
From 2026 onwards	-	-	-
Total non-due	-	13,777,331	4,605,899
Total with specified maturity	-	13,777,331	6,921,385
Total	4,653,406	15,898,119	6,960,719

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

December 31, 2019
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	13,138,638	-	29,416
With specified maturity
Overdue
Until 12-31-2018	-	-	196,854
From 01-01-19 to 03-31-19	-	-	2,094
From 04-01-19 to 06-30-19	-	-	5,779
From 07-01-19 to 09-30-19	-	-	468,088
From 10-01-19 to 12-31-19	-	-	1,077,598
Total overdue	-	-	1,750,413

Non-due
From 01-01-20 to 03-31-20	155,764	1,791,120	7,177,308
From 04-01-20 to 06-30-20	-	1,084	657,055
From 07-01-20 to 09-30-20	-	1,055	11,034
From 10-01-20 to 12-31-20	-	1,052	13,739
During 2021	-	4,143	9,452
During 2022	-	2,602	-
During 2023	-	611	-
During 2024	-	-	-
From 2025 onwards	-	-	-
Total non-due	155,764	1,801,667	7,868,588
Total with specified maturity	155,764	1,801,667	9,619,001
Total	13,294,402	1,801,667	9,648,417

(1) The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2) Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

16.1.5 Liquidity risk

This risk involves the difficulties that TGS may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

TGS has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company's main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

Below is a detail of the maturities of the Company's financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2020 and 2019. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

December 31, 2020
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2019	-	215,255	-
From 01-01-20 to 03-31-20	-	311	-
From 04-01-20 to 06-30-20	-	311	-
From 07-01-20 to 09-30-20	-	311	-
From 10-01-20 to 12-31-20	-	311	63,526
Total overdue	-	216,499	63,526

Non-due
From 01-01-21 to 03-31-21	-	3,853,636	157,361
From 04-01-21 to 06-30-21	1,420,031	14,644	157,361
From 07-01-21 to 09-30-21	-	-	157,361
From 10-01-21 to 12-31-21	1,420,031	-	157,361
During 2022	2,840,063	-	629,526
During 2023	2,840,063	-	629,526
During 2024	2,840,063	-	629,526
During 2025	43,419,769	-	629,526
From 2026 onwards	-	-	376,066
Total non-due	54,780,020	3,868,280	3,523,614
Total with specified maturity	54,780,020	4,084,779	3,587,140
Total	54,780,020	4,084,779	3,587,140

December 31, 2019
	Loans	Other financial liabilities	Financial leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2018	-	178,111	-
From 01-01-19 to 03-31-19	-	423	-
From 04-01-19 to 06-30-19	-	423	-
From 07-01-19 to 09-30-19	-	423	-
From 10-01-19 to 12-31-19	-	423	123,021
Total overdue	-	179,803	123,021

Non-due
From 01-01-20 to 03-31-20	1,398,847	5,098,543	152,469
From 04-01-20 to 06-30-20	1,375,897	44,612	152,469
From 07-01-20 to 09-30-20	-	-	152,469
From 10-01-20 to 12-31-20	1,375,897	-	152,469
During 2021	2,751,793	-	609,960
During 2022	2,751,793	-	609,960
During 2023	2,751,793	-	609,960
During 2024	2,751,793	-	609,960
From 2025 onwards	42,143,192	-	974,339
Total non-due	57,301,005	5,143,155	4,024,055
Total with specified maturity	57,301,005	5,322,958	4,147,076
Total	57,301,005	5,322,958	4,147,076

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

16.1.6 Capital management risk.

The Company's objectives in managing capital are to safeguard the Company's ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

TGS seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including "current financial debt" and "non-current financial debt" as shown in the Statement of Financial Position) divided by total capital. Total capital is calculated as "Shareholders' Equity", as shown in the Statement of Changes in Shareholders' Equity, plus total financial debt.

During the years ended December 31, 2020 and 2019, the gearing ratio was as follows:

	2020	2019
Total debt (Note 13)	43,869,424	45,719,826
Total equity	66,026,644	65,461,118
Total capital	109,896,068	111,180,944
Gearing Ratio	0.40	0.40

16.2 Financial instruments by category and level of hierarchy

16.2.1 Categorization of financial instruments

The accounting policies for the categorization of financial instruments were explained in Note 4.e. In accordance with IFRS 7, IAS 32 and IFRS 9, non-financial assets and liabilities, such as contract and supplier liabilities, tax and social charges, income tax and deferred income tax are not included.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The categorization of financial assets and liabilities as of December 31, 2020 and 2019 is included below:

	December 31, 2020
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	6,147,453	6,147,453
Other receivables	-	673,142	673,142
Other financial assets at amortized cost	-	18,319	18,319
Other financial assets at fair value through profit or loss	2,120,788	-	2,120,788
Cash and cash equivalents	3,176,316	1,477,090	4,653,406
Total current assets	5,297,104	8,316,004	13,613,108

NON-CURRENT ASSETS
Other receivables	-	7,603	7,603
Other financial assets at amortized cost	-	13,759,012	13,759,012
Total non-current assets	-	13,766,615	13,766,615
Total assets	5,297,104	22,082,619	27,379,723

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	2,803,596	2,803,596
Loans	-	936,766	936,766
Payroll and social security taxes payables	-	991,669	991,669
Other payables	-	301,974	301,974
Total current liabilities	-	5,034,005	5,034,005

NON-CURRENT LIABILITIES
Loans	-	42,932,658	42,932,658
Total non-current liabilities	-	42,932,658	42,932,658
Total liabilities	-	47,966,663	47,966,663

	2019
	Financial assets at fair value	Financial assets at amortirzed cost	Total
CURRENT ASSETS
Trade receivables	-	8,813,414	8,813,414
Other receivables	-	644,239	644,239
Derivative financial instruments	373,058	-	373,058
Other financial assets at amortized cost	-	1,421,253	1,421,253
Cash and cash equivalents	1,401,763	11,892,639	13,294,402
Total current assets	1,774,821	22,771,545	24,546,366

NON-CURRENT ASSETS
Other receivables	-	10,351	10,351
Other financial assets at amortized cost	-	7,356	7,356
Total non-current assets	-	17,707	17,707
Total assets	1,774,821	22,789,252	24,564,073

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	5,600,240	5,600,240
Loans	-	2,344,459	2,344,459
Payroll and social security taxes payables	-	726,306	726,306
Other payables	-	391,621	391,621
Total current liabilities	-	9,062,626	9,062,626

NON-CURRENT LIABILITIES
Loans	-	43,375,367	43,375,367
Total non-current liabilities	-	43,375,367	43,375,367
Total liabilities	-	52,437,993	52,437,993

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”).

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

During 2020 and 2019, there were no transfers between the different hierarchies used to determine the fair value of the Company's financial instruments or reclassifications between categories of financial instruments.

The table below shows different assets at their fair value classified by hierarchy as of December 31, 2020 and 2019:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	3,176,316	-	-	3,176,316
Other financial assets at fair value through profit or loss	2,120,788	-	-	2,120,788
Total	5,297,104	-	-	5,297,104

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	1,401,763	-	-	1,401,763
Derivative financial instruments	-	373,058	-	373,058
Total	1,401,763	373,058	-	1,774,821

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2020, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments. Also, the carrying value of non-current financial assets at amortized cost consists of time deposits made with financial institutions at current market rates.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2020, based on their quoted market price:

	As of December 31, 2020
	Carrying amount	Fair value
2018 Notes	40,976,742	37,583,947

17.	REGULATORY FRAMEWORK

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

On March 29, 2019, ENARGAS issued Resolution No. 192/2019 ("Resolution 192") that approved, effective as of April 1, 2019, a 26% increase in the tariff chart applicable to the public service of natural gas transportation by TGS in force as of March 31, 2019.

In accordance with current regulations, ENARGAS has considered the evolution of the wholesale price index update index ("WPI") between the months of August 2018 and February 2019, in order to define the semi-annual adjustments applicable to TGS tariffs.

Regarding the semi-annual tariff adjustment that was to be enforced as from October 1, 2019, on September 3, 2019, the SE issued Resolution No. 521/2019 (“Resolution 521”) postponing it to February 1, 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The deferral also meant that the Company reviewed and fit, in equal proportion to the revenue that is no longer received, the execution of the Five-Year Investment Plan. As of the date of the issuance of these Consolidated Financial Statements, TGS made the proposal to ENARGAS and the corresponding approval resolution have not yet been issued.

Nevertheless, the Solidarity Law establishes that natural gas transportation and distribution tariffs will remain unadjusted for a period of 180 as days from December 23, 2019. In this sense, the Executive Branch is authorized to renegotiate them, either within the framework of the current RTI or through an extraordinary review in accordance with the provisions of the Natural Gas Law.

On June 9, 2020, through Resolution No. 80/2020, ENARGAS created the Coordination and Centralization Commission - Law No. 27,541 and Decree No. 278/20, which will have the purpose of coordinating the comprehensive tariff review process set forth in Article 5 of the Solidarity Law.

On June 19, 2020, the PEN issued Decree No. 543/2020 by which the natural gas transportation and distribution tariffs were extended without adjustments for an additional term of 180 calendar days, that is, until December 16, 2020.

Through the Necessity and Urgency Decree No. 1,020/2020 ("Decree 1,020"), the PEN initiated the renegotiation of the RTI concluded in 2018, which may not exceed 2 years. Until then, the renegotiation agreements in force are suspended. Such renegotiation remains in the power of ENARGAS ad referendum of the PEN.

In addition, Decree 1,020 extends the tariff freeze for an additional period of 90 calendar days or until transitory tariffs are approved. It should be noted that all agreements, whether transitory or general, entered into with the National Government must not only be subject to the public hearing procedures provided by the regulations in force, but also to the authorization of the different governmental agencies.

Additionally, the Solidarity Law provides for the administrative intervention of ENARGAS, recently extended through Decree 1,020.

On February 22, 2021, ENARGAS issued Resolution No. 47/2021 by means of which a public hearing was called for March 16, 2021 in order to consider the transitional tariff increase according to Decree 1,020. For more information, see “Note 24 – Subsequent events – Transitional tariff increase.”

Deferral of collections

On June 21, 2019, the SGE issued Resolution No. 336/2019 (the "Resolution 336") by which it provided for the deferral of payment of 22% on invoices issued to natural gas distributors between July 1, 2019 and October 31, 2019 for services rendered to residential natural gas users.

The deferrals described were recovered from invoices issued as from December 1, 2019 in five monthly, equal and consecutive installments.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

As of December 31, 2019, the Company had sales receivables from natural gas distribution companies of Ps. 1,641,896 in respect of such items.

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

During 2020 and in accordance with Decree 311, the maximum reference prices for the commercialization of liquefied petroleum gas (LPG), which the Company sells in the domestic market, remained unchanged for a period of 180 calendar days from its issuance. On October 19, 2020, the Energy Secretariat issued Resolution 30/2020 by which it increased the price of such products to Ps. 10,885.

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

Additionally, the Company is a party to the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Energy Secretariat.

Within the framework of the path of gradual reduction of subsidies provided by the former MINEM, on March 31, 2017 the former MINEM issued Resolutions No. 74/2017 ("Resolution 74") and No. 474-E/2017 ("Resolution 474") by which an increase in the price of indiluted propane gas destined to the Propane for Networks Agreement is provided as from April 1 and December 1, 2017, respectively. As from such dates the price paid by the customer was set at Ps. 1,267/tn and Ps. 2,832/tn (as provided by Resolution 74) and Ps. 1,941.20/tn and Ps. 3,964/tn (as provided by Resolution 474), respectively, depending on the customer to whom the product is destined.

Finally, in May 2018 TGS entered into the sixteenth extension to the Propane Agreement for Networks which served as a framework for the commercialization of the products stipulated therein for the period April 1, 2018 - December 31, 2019. Additionally, this last extension fixed the price at which the propane destined to this program was marketed to the customer. Notwithstanding the foregoing, on January 14, 2020 TGS received the instruction issued by the Secretary of Energy to proceed with the propane deliveries according to the conditions of the sixteenth extension of the Propane for Networks Agreement. Subsequently, the Company entered into the seventeenth extension to the Propane for Networks Agreement, effective until December 31, 2020. As of the date of issuance of these Financial Statements, this agreement has not been extended.

During 2020 and 2019, the Company received Ps. 150,196 and Ps. 637,810, respectively, for subsidies for the above-mentioned Programs.

As mentioned above, participation in the Plan Hogar implies economic-financial losses for the Company, since under certain circumstances the sale of the products would be made at prices below production costs.

As of December 31, 2020, the Argentine State owes TGS Ps. 302,777 for these concepts.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the "ICE Brent first line" barrel price. If the price is below US$ 45, the tax rate will be zero. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

Decree No. 2,067 / 08

Through Presidential Decree No. 2,067/08, the Executive Branch created a tariff charge to be paid by: (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving natural gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The tariff charge sets forth in this decree finance the higher price of the natural gas imports required to compensate the injection of natural gas necessary to meet national requirements (the “Charge”). When the Charge was created, TGS paid it in accordance with the provisions of Resolution I-563/2008, at Ps. 0.0492/m3.

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

On March 28, 2016, the former MINEM issued Resolution No. 28/16 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016. However, such Resolution does not repeal or declare illegitimate this decree and the Subsidy Beneficiaries Resolutions for which the judicial action is still ongoing.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FORREIGN CURRENCY

The balances in foreign currency as of December 31, 2020 and 2019 are detailed below:

	2020					2019
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency

CURRENT ASSETS

Cash and cash equivalents	US$	45,454	83.950	(1)	3,815,863	US$	143,920	11,695,273

Derivative financial instruments	US$	-	83.950	(1)	-	US$	4,591	373,058

Other financial assets at amortized cost	US$	182	83.950	(1)	15,279		17,433	1,416,686

Other financial assets at fair value through profit or loss	US$	25,263	83.950	(1)	2,120,788		-	-

Trade receivables	US$	23,262	83.950	(1)	1,952,845	US$	43,091	3,501,675

Other receivables	US$	2,214	83.950	(1)	185,865	US$	325	26,410

Total current assets	US$	96,375			8,090,640	US$	209,360	17,013,102

NON CURRENT ASSETS

Other financial assets at amortized cost	US$	163,858	83.950	(1)	13,755,917	US$	-	-

Total non current assets	US$	163,858			13,755,917	US$	-	-

TOTAL ASSETS	US$	260,233			21,846,557	US$	209,360	17,013,102

CURRENT LIABILITIES

Trade payables	US$	21,730	84.150	(2)	1,828,580	US$	59,595	4,859,055

Loans	US$	11,132	84.150	(2)	936,766	US$	28,754	2,344,459

Contract liabilities	US$	-	84.150	(2)	-		990	80,708

Total current liabilities	US$	32,862			2,765,346	US$	89,339	7,284,222

NON CURRENT LIABILITIES

Loans	US$	510,192	84.150	(2)	42,932,658	US$	531,987	43,375,367

Contract liabilities	US$	16,391	84.150	(2)	-		13,692	1,116,387

Total non current liabilities	US$	526,583			42,932,658	US$	545,679	44,491,754

TOTAL LIABILITIES	US$	559,445			45,698,004	US$	635,018	51,775,976

(1) Buy exchange rate at the end of fiscal year
(2) Sell exchange rate at the end of fiscal year

US$: United States of America dollars

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2020 and 2019, TGS’ common stock was as follows:

Common Stock structure as of December 31, 2020
Shares Class	Amount of common stock, subscribed, issued, paid in, and authorized for
	public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstandings shares	Treasury Shares	Common Stock
Class "A"	405,192,594	-	405,192,594
Class "B"	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

Common Stock structure as of December 31, 2019
Shares Class	Amount of common stock, subscribed, issued, paid in, and authorized for
	public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstandings shares	Treasury Shares	Common Stock
Class "A"	405,192,594	-	405,192,594
Class "B"	379,415,934	9,886,755	389,302,689
Total	784,608,528	9,886,755	794,495,283

TGS’s shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADS”) (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)	Acquisition of treasury shares

During fiscal year 2019, the Company's Board of Directors approved three programs for the acquisition of the Company's own shares, on March 27, August 26 and November 19, which were executed in accordance with the conditions established therein. For the definition of these programs, the Board of Directors considered the solid cash and investment position of the Company, and approved them in view of the distortion evidenced between the economic value of the Company, as measured by its current businesses and those derived from projects under development, and the market price of its shares.

As mentioned in "c. Distribution of dividends", treasury shares acquired as of October 31, 2019 were earmarked for payment of a stock dividend.
On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of TGS treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of TGS treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program will run until March 22, 2021.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The acquisition cost of the treasury shares in portfolio amounted to Ps. 3,715,523, which, together with the trading premium on treasury shares of Ps. 1,077,841, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains mentioned above that the Company may distribute.

c)	Dividends distribution

Cash dividends

During the year ended December 31, 2019, the Company paid dividends as follows:

- The General Shareholders' Meeting of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 12,505,672 (Ps. 16.0198 per share).

- The Board of Directors of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 433,923 (Ps. 0.5559 per share).

- On October 31, 2019, the Company's Board of Directors approved, together with the distribution in kind mentioned below, to make available to the shareholders as of November 13, 2019 a cash dividend amounting to Ps. 348,981 (Ps. 0.4562 per share). Such dividend was offset - where applicable - with income tax withholding on the distribution of treasury shares (article 46 of the Income Tax Law and article 66.2 of the Regulatory Decree), if applicable.

During the year ended December 31, 2020, the Company did not pay any dividends.

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

The market value of these shares amounted to Ps. 4,394,621 being their acquisition cost of Ps. 5,507,893. This transaction was accounted for as an equity transaction generating a "Additional paid-up capital" of Ps. 1,077,841 which was charged to the Company's equity.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

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

As of December 31, 2020 and 2019, the Company has recorded a provision for these concepts of Ps. 764.3 million and Ps. 701.3 million, respectively, recorded in the caption "Provisions", determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for TGS.

b)	Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

After the issuance of the Resolutions, TGS filed a judicial action before the National Court of First Instance in Federal Administrative Litigation No. 1 (the "Court") in order to obtain the declaration of nullity of the Presidential Decree No. 2067/08 and the Resolutions as well as the unconstitutionality of the administrative acts that created the Charge. The probative stage of these proceedings was concluded and the allegations are currently being carried out.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

The first instance judgment declares the unconstitutionality of both Articles 53 and 54 of Law 26,784, as well as the aforementioned rules and of any other act tending to execute said provision, and consequently, the nullity of said rules (the “sentence").

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

Pursuant to the isolation measures adopted by the Argentine Government under the COVID development, the judicial deadlines were suspended from March 20, 2020 until July 21, 2020. Considering that the six-month term should not be computed during fair periods, the remaining term of 2 months and 9 days was completed on September 29, 2020.

On December 1, 2020, the court granted a new extension of said injunction for a term of 6 months.

Management believes it has sufficient valid arguments to defend its position, and thus, has not provided any provision for the debt generated by the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the injunction and April 1, 2016, the effective date of Resolution No. 28.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. The total amount claimed by TGS amounted to Ps. 102.5 million plus compensatory interests. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. On June 6, 2017, the Tax Court of the Nation rejected the claim for recovery filed by the Company. This resolution was appealed by TGS.

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

At December 31, 2020 and 2019 there are no account receivables booked per this recovery action.

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

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of TGS to act as withholding and collection agent during 2009 and 2010. The Company's Management considers that it has sufficient arguments to assert its defense so at December 31, 2020 and 2019 it has no recorded any provision for this concept.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

e)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2020, the total amount of these provisions amounted Ps. 22 million.

f)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2020 and 2019, the total amount of these provisions amounted Ps. 74.4 million and Ps. 100.8 million, respectively

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

From 12/28/2019 to 12/27/2020: 6.5%
•    From 12/28/2020 to 12/27/2021: 6%
•    From 12/28/2021 to 12/27/2022: 5.5%
•    From 12/28/2022 to 12/27/2023: 5%

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2020, 2019 and 2018 were Ps. 138,368, Ps. 193,478 and Ps. 175,542, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2020 and December 31, 2019 is as follows:

	2020		2019
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	-	-	50	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía (1)	402,079	2,922,943	286,067	3,389,229
Associate which exercises significant influence on the controlling shareholder:
Link	4,121	-	909	-
TGU	-	13,394	-	12,980
Other related companies:
SACDE Sociedad Argentina de Construcción (2)	-	-	31,781	-
Pampa Comercializadora S.A.	6,951	-	59,688	-
CT Barragán S.A.	1,793	-	11,070	-
Oleoductos del Valle S.A.	-	-	4,558	-
Central Piedra Buena S.A.	-	-	18,114	-
Transener S.A.	30	33	-	-
Total	414,974	2,936,370	412,237	3,402,209

(1) Accounts receivables includes Ps. 84,236 recorded as "Other receivables" as of December 31, 2020. Accounts payable includes Ps. 2,892,682 and Ps. 3,236,657 corresponding to the financial leasing recorded as "Loans" as of December 31, 2020 and 2019, respectively.
(2) Corresponds to advance payments delivered to the supplier recorded as "Other credits".

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The detail of significant transactions with related parties for the years ended December 31, 2020, 2019 and 2018 is as follows:

Year ended December 31, 2020:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	140	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	841,274	1,049,966	614,644	160,067	1,430,462	-	242,337
Associates with significant influence:
Link	-	-	19,562	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	25,768	-	-	-	-	-	-
Transener S.A.	-	-	352	-	-	-	-
Petrolera Entre Lomas S.A.	2,475	-	8,934	-	-	-	-
Pampa Comercializadora S.A.	112,774	-	-	-	-	-	-
Central Piedra Buena S.A.	1,745	-	-	-	-	-	-
Experta ART	-	-	-	25,429	-	-	-
Total	984,036	1,049,966	643,492	185,496	1,430,462	140	242,337

Additionally, during the year ended December 31, 2020, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 481,065, which are activated within the balance of PPE.

Year ended December 31, 2019:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	199	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	1,094,039	366,914	366,206	783,975	1,558,506	-	265,398
Associates with significant influence:
Link	-	-	19,159	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	7,446	-	-	-	-	-	-
Pampa Comercializadora S.A.	70,863	-	-	-	-	-	-
Central Térmica Piedrabuena S.A.	165,230	-	-	-	-	-	-
Experta ART	-	-	-	27,337	-	-	-
Total	1,337,578	366,914	385,365	811,312	1,558,506	199	265,398

Additionally, during the year ended December 31, 2019, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 2,350,271, which are capitalized within the balance of PPE.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

Year ended December 31, 2018:

Revenues				Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	306	-
Associate which exercises joint control on the controlling shareholder:
Pampa Energía	920,555	2,770	483,633	1,292,359	2,758,540	-	262,764
Associates with significant influence:
Link	-	-	17,988	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	12,878	-	17,335	-	-	-	-
Transener S.A.	-	-	25,160	-	-	-	-
Petrolera Entre Lomas S.A.	-	-	-	4,224	-	-	-
Pampa Comercializadora S.A.	56,271	-	-	-	-	-	-
Central Térmica Piedrabuena S.A.	140,684	-	-	-	-	-	-
Experta ART	-	-	-	24,942	-	-	-
Total	1,130,388	2,770	544,116	1,321,525	2,758,540	306	262,764

22.	CONTRACTUAL OBLIGATIONS

a)	Contractual Commitments

As of December 31, 2020, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	Less than one year	1-2 years	3-5 years	More than 5 years
Financial indebtedness (1)	54,855,281	-	2,840,063	8,520,188	43,495,030	-
Purchase obligations (2)	6,694,415	-	5,646,421	1,047,994	-	-
Financial Leases	3,587,140	63,526	629,444	1,259,052	1,259,052	376,066
Total	65,136,836	63,526	9,115,928	10,827,234	44,754,082	376,066

(1) Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2) Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of TGS and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2020 (US$ 1.00 = Ps. 84.15). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

For further information, see Note 17.a).

b)	Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

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

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A., a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the Work schedule, approval of cost redeterminations and price adjustments under the current legal regime. The parties are currently engaged in a detailed calculation of the items involved in the claim. In this regard, the UT has only carried out essential tasks, pending approval of a construction schedule appropriate to the actual execution of the works. The Company does not consider that there will be significant negative effects derived from this request to the Argentine Government.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

24.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on April 27, 2021.

Below we describe events occurred after the reporting period:

Annual Ordinary Shareholders’ Meeting

On April 20, 2021, the Annual Ordinary Shareholders’ Meeting (the “2021 Shareholders´ Meeting”) approved the increase in the legal reserve of Ps. 186 million and the allocation of Ps. 31,709 million to the reserve for capital expenditures, acquisition of treasury shares and/or dividends (the “Reserve”). The Board of Directors can release the Reserve to TGS’ shareholders for such purposes.

It is noteworthy that the above mentioned decisions made by the 2021 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states retained earnings have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2021 Shareholders’ Meeting, TGS used the inflation rate as of March 31, 2021.

Transitional tariff increase

Between March 16 and March 18, 2021, the public hearing mentioned in Note 17.a) was held. Obtaining a fair and reasonable tariff is of vital importance to continue providing our public natural gas transportation service. In this framework, a transitory rate increase of 58.6% was required, effective as from April 1, 2021. It has been calculated based on our financial needs to satisfy operating and financial costs, capital expenditures and taxes, which were calculated considering the evolution of the inflation rate for a 12-month period since its inception. This required tariff adjustment does not contemplate any profitability but only the funds necessary to meet these obligations. As of the date of issuance of these consolidated financial statements, ENARGAS has not issued any new tariffs with respect to the so-called “transitional” rate increase.

Likewise, in said public hearing, the Company denied and rejected the arguments put forward in the hearing by which it is considered that the current natural gas transportation rate is not fair, reasonable or transparent, and even mentioned in Decree 1020/20, related to the alleged existence of serious defects in the administrative acts resulting from the procedure of the last RTI carried out for tgs and, in particular, that these defects are based on (i) the manipulation of the updating factor of the capital rate base used for the approval of the tgs rate review; (ii) the lack of motivation and arbitrariness in the choice of the updating factor of the components of the aforementioned rate base structure; (iii) the application of the same factor for all licensees without technical, economic or legal justification since the cost structure of each is different; (iv) the incorrect use of the update factor in the index and the splice used; (v) impediments of a temporary nature that affected the normal development of the comprehensive rate review; and (vi) the exclusion of issues whose temporal timing resulted in the completion of the comprehensive rate review (reduction of percentages of gas withheld).

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2020 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d, unless otherwise stated)

The Company´s Management will vigorously defend its position in any event that the regulator was to impose to tgs.

Recent government measures regarding COVID

On April 8, 2021, Executive Branch issued Decree No. 235/2021, supplemented by Decree No. 241/2021, which reimposes social and certain travel restrictions including an 8pm-6am curfew in Buenos Aires City and surrounding areas marked by high rates of contagion, and limits on residential social gatherings and outdoor events. Company´s workers are among those considered essential and exempt from circulation restrictions. The measures will remain in place until the end of April 2021.