Form 20-F
period 2021-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2022-04-26
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2021

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

Leandro Pérez Castaño
(54-11)-4865-9077
inversores@tgs.com.ar
Don Bosco 3672
5th Floor
C1206ABF City of Buenos Aires

Argentina
(Name, telephone, email and/or facsimile number and Address of Company contact person)

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report on Form 20-F (“Annual Report”), unless otherwise indicated or the context requires otherwise: (i) references to “we,” “us,” “our” and the “Company” mean Transportadora de Gas del Sur S.A. (“TGS”) and its consolidated subsidiaries, Telcosur S.A. (“Telcosur”), TGSLatam Energía S.A. (“TGSLatam”) and CTG Energía S.A.U. (“CTG”), (ii) references to “Argentina” are to the Republic of Argentina, (iii) references to the “United States” or “U.S.” are to the United States of America, (iv) references to “pesos” or “Ps.” are to Argentine pesos, the legal currency of Argentina, (v) references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the legal currency of the United States, (vi) a “billion” is a thousand million, (vii) references to “cf” are to cubic feet, (viii) references to “MMcf” are to millions of cubic feet, (ix) references to “Bcf” are to billions of cubic feet, (x) references to “m3” are to cubic meters, (xi) references to “d” are to days, and (xii) references to “HP” are to horsepower.

Financial Statements and Basis of Preparation

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2021 and 2020, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2021, 2020 and 2019 (our “Financial Statements”). Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as in effect on the date of preparation of the Financial Statements. IFRS have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).

At our shareholders’ meeting held on April 26, 2017, as a result of a proposal by our controlling shareholder, Compañía de Inversiones de Energía S.A. (“CIESA”), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal year ended December 31, 2017, even though there is currently no legal requirement in Argentina for a joint audit. As a result, our Financial Statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”), member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.R.L. (“EY”), member firm of Ernst & Young Global Limited. The joint report of PwC and EY, dated April 26, 2022, is included elsewhere in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in the joint report appearing herein.

International Accounting Standard 29 (“IAS 29”) “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether such financial statements are based on the historical cost method or the current cost method. This requirement also comprises the restatement of comparative information of the financial statements to be presented in the current currency as of December 31, 2021, without modifying the statutory decisions made based on the financial information corresponding to those fiscal years.

i

IAS 29 describes characteristics that may indicate that an economy is hyperinflationary. However, it states that it is a matter of judgement by management when restatement of financial statements becomes necessary. Among other factors, an economy is “hyperinflationary” in accordance with IAS 29 when it has a cumulative inflation rate over three years that approaches, or exceeds, 100%, also taking into consideration other qualitative factors related to the macroeconomic environment.

The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Centre for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for its November 6, 2021 meeting states that in the view of the IPTF, Argentina had a three-year cumulative inflation rate exceeding 100%.

Inflation in Argentina significantly increased during 2021, 2020 and 2019, which resulted in an accumulated inflation rate for each of the three-year periods ended December 31, 2021, 2020 and 2019, in excess of 100%. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as from July 1, 2018.

The Financial Statements and the other financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2021 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2020, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2020 and 2019, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported and supersede any previously disclosed consolidated financial statements relating to such periods.

In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the Instituto Nacional de Estadística y Censos (“INDEC”), similar to the criteria adopted by the accounting profession and corporate regulatory bodies in Argentina. In order to restate the financial statements referred in the immediately preceding paragraph, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2020 (base month December 2019) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. According to information from FACPCE, inflation was 50.9%, 36.1% and 53.8% in the years ended December 31, 2021, 2020 and 2019, respectively.

For more information, see note 4(d) to the Financial Statements and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Consolidated Results of Operation.” Also, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.”

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2021, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”) on December 31, 2021, without any independent verification by us. As a result of fluctuations in the peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Such fluctuations may affect the U.S. dollar equivalent of peso amounts included in this Annual Report. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been, or could be converted, into, U.S. dollars at that or any other rate.

Fluctuations in the exchange rate between pesos and U.S. dollars would affect the U.S. dollar equivalent of the peso price of our Class “B” shares, par value Ps.1 each (the “Class B Shares”), on the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos (“BYMA”)) and, as a result, the market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”) as well.

Historically, Argentina has been subject to several restrictions imposed on the foreign exchange market. In the recent years, the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or the “BCRA”) issued several communications which introduced several changes to the then existing foreign exchange control regime. For additional information, see “Item 10. Additional Information—D. Exchange Controls.”

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2021	100.9600	84.7000	95.1607	102.7200
December 2021	102.7200	99.8100	100.3124	100.9600
January 2022	105.0200	101.0000	101.8860	102.7200
February 2022	107.4500	103.0000	103.9881	105.0200
March 2022	111.0100	105.1200	106.3047	107.4500
April 2022 (through April 25, 2022)	114.6800	111.1200	112.8687	114.6800

Year ended December 31,
2017	19.2000	15.1900	16.5717	18.6490
2018	41.2500	18.4100	28.1313	37.7000
2019	60.4000	36.9000	48.2340	59.8900
2020	84.1500	59.8150	70.7795	84.1500
2021	102.7200	84.7000	95.1607	102.7200

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (73% of our total consolidated revenues from sales for the year ended December 31, 2021), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

Available Information

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our telephone number is (54-11) 4865-9050, and our principal executive offices are located at Don Bosco 3672, 5th Floor, C1206ABF City of Buenos Aires, Argentina. Our internet address is www.tgs.com.ar. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information included in our website or which may be accessed through our website is not part of this Annual Report, is not incorporated by reference herein or otherwise and should not be relied upon in determining whether to make an investment in any securities issued by us.

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

Forward-looking statements include, but are not limited to, the following:

•
statements regarding changes in general economic, business, political or other conditions in Argentina and globally, including changes from actions taken by the the Argentine government (the “Government”) and changes due to natural and human-induced disasters (including the COVID-19 virus (“COVID”) pandemic and the recent invasion of Ukraine by Russia), and the impact of the foregoing;

•
estimates relating to future energy demand (including demand for fossil fuels), tariffs and volumes for our natural gas transportation services and future prices and volumes for our natural gas liquid products such as propane and butane (also referred to as liquid petroleum gas or “LPG”), ethane and natural gasoline (collectively “Liquids”) and for products and services provided in the Other Services business segment;

•
statements regarding future political developments in Argentina and future developments regarding the license granted to us by Government to provide natural gas transportation services through the exclusive use of the southern natural gas transportation system in Argentina (“License”), the impact of the adoption of the new revised scheme of tariffs resulting from the renegotiation process of our License with the Government, regulatory actions by Ente Nacional Regulador del Gas (“ENARGAS”) and other agencies of the Government, the legal framework established by the Federal Energy Bureau and any other applicable governmental authority that may affect us and our business;

•	with our employees in Argentina;

•	statements and estimates regarding future pipeline expansion and other projects and the cost of, or return to us from, any such expansion or projects;

v

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The following summarizes some, but not all, of the risks provided below. The following summary of material risk factors could materially and adversely affect our business, financial condition and results of operation, and our ability to meet our financial obligations. Consequently, such risk factors may cause historical results to differ materially from any results projected, forecasted, estimated or budgeted by us in our forward-looking statements. Please carefully consider all of the information discussed in this “Item 3. Key Information—D. Risk Factors” in this Annual Report for a more thorough description of these and other risks:

•	Risks Relating to Our Business

‒	failure or delay in the implementation of tariff increases and our inability to obtain tariff adjustments reflecting the increase in operating cost;

‒	our operations are subject to extensive regulation;

‒	failure to maintain our relationships with labor unions;

‒	our ability to maintain our License for our regulated business;

‒	our creditors may not be able to enforce their claims against us in Argentina;

‒	the Government’s strategies, measures and programs with respect to the natural gas transportation industry;

‒	Government-mandated interruption of contracted firm transportation services;

‒	a significant portion of our revenues is generated under natural gas transportation contracts that must be renegotiated and/or extended periodically;

‒	our business may require substantial capital expenditures;

‒	our Liquids production depends on the natural gas that arrives at the Cerri Complex through three main pipelines from the Neuquina, Austral and San Jorge natural gas basins;

‒	measures taken by the Government on the supply of natural gas to the Cerri Complex;

‒	fluctuations in market prices and the enactment of new taxes or regulations limiting the sales price of LPG and natural gasoline;

‒	the continued spread of the COVID;

‒	our ethane sales depend on the capacity of PBB Polisur S.R.L. (“PBB”), as the sole purchaser of our ethane production;

‒	the delay in the collection of our sales receivables with customers and/or subsidies owed by the Government for the supply of LPG in the domestic market;

‒	our failure to renew firm transportation contracts;

‒	our Other Services business depends significantly on the need of Vaca Muerta fields gas producers to evacuate untreated natural gas;

‒	the affirmative and restrictive covenants in our currently outstanding indebtedness;

‒	our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks;

‒	changes in the interpretation by the courts of labor laws that tend to favor employees;

‒	risks related to litigation and administrative proceedings;

‒	impact of environmental, occupational health and safety regulations;

‒	we may face competition;

‒	downgrades in our credit ratings;

‒	cyberattacks or other risks related to new technologies;

‒	mechanical or electrical failures and any resulting unavailability;

‒	risks arising from natural disasters, catastrophic accidents and terrorist attacks;

‒	failure to comply with anti-trust, anti-corruption, anti-bribery and anti-money laundering laws; and

‒	inability to retain our employees or attract other skilled employees or contractors.

•	Risks Relating to Argentina

‒	Argentina’s public debt may not be sustainable in the near future;

‒	Argentina’s fiscal situation could limit the country's access to the capital market and adversely affect the Argentine economy;

‒	Certain risks inherent to any investment in a company operating in an emerging market such as Argentina;

‒	economic volatility in Argentina;

‒	the ongoing political instability in Argentina;

‒	the impact of reforms and measures taken or to be taken by the Fernandez administration, including the Solidarity Law;

‒	public health threats;

‒	high levels of inflation;

‒	restrictions on transfers of foreign currency;

‒	fluctuations in the value of the peso;

‒	the impossibility of addressing the actual and potential risks of institutional deterioration and corruption;

‒	Government intervention in the Argentine economy;

‒	Impact on the Argentine economy of economic developments in other markets;

‒	Argentina’s past default and litigation with holdout bondholders;

‒	a sustained deterioration in the terms of trade given a decline in the global prices for Argentina’s main commodity exports or an increase in the global prices for Argentina’s main commodity imports;

‒	further downgrades in the credit rating or rating outlook of Argentina; and

‒	the Argentine government may mandate salary increases for private sector employees;

‒	Geopolitical uncertainty due to the ongoing military conflict between Russia and Ukraine.

•	Risks Relating to Our Shares and ADSs

‒	shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs represented by ADRs;

‒	our principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders;

‒	sales of a substantial number of shares could decrease the market prices of our shares and the ADRs;

‒	under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions;

‒	as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers;

‒	changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares or ADSs;

‒	holders of ADRs may be unable to exercise voting rights with respect to our Class B Shares underlying the ADRs at our shareholders’ meetings;

‒	holders of ADRs may be unable to exercise preemptive, accretion or other rights with respect to the Class B shares underlying the ADSs;

‒	the NYSE and/or the BASE (by delegated authority of BYMA) may suspend trading and/or delist our ADSs and common shares, respectively;

‒	the price of our Class B Shares and the ADSs may fluctuate substantially; and

‒	the relative volatility and illiquidity of the Argentine securities markets.

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

All of our net revenues from the Natural Gas Transportation public service (which represented 27% of total net revenues during 2021) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), our tariffs were stated in U.S. dollars, adjusted on a semiannual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation, and public service tariffs were converted into pesos and fixed at an exchange rate of Ps.1.00 per U.S.$1.00, even though the peso was devaluating significantly against the U.S. dollar.

Sustained inflation in Argentina since 2002, without any corresponding increase in our natural gas transportation tariffs until recently, has adversely affected, and continued inflation would continue to adversely affect, our Natural Gas Transportation revenues, net revenues and financial condition.

On March 30, 2017, ENARGAS issued Resolution No. 4362/2017 (“Resolution 4362”), which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. Pursuant to this resolution, we must also execute a capital expenditures program for a five-year period (from April 1, 2017, to March 31, 2022), which contemplates investments of Ps.6,786 million (in nominal value at December 31, 2016) to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”). In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff to reflect changes in WPI, which must be approved by ENARGAS evaluating the evolution of the economic circumstances.

On March 27, 2018, through Decree No. 250/2018 (“Decree 250”), the Executive Branch ratified the tariff structure under Resolution 4362, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concludes the renegotiation process of our License with the Government, which lasted more than 17 years.

On April 1, 2019, ENARGAS analyzed the evolution of the WPI adjustment index for the period August 2018–February 2019 in order to establish the biannual adjustments applicable to our tariffs.

As a consequence of Argentina’s economic condition, and together with other measures taken by the Government, on September 3, 2019, the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) issued Resolution No. 521/2019 (“Resolution 521”), which defers the semiannual adjustment corresponding to October 1, 2019, to January 1, 2020. During 2019 and 2020, according to the RTI, we were entitled to receive two tariff increases, one each year, in order to compensate us for inflation, which affects our operating costs. We have only received a tariff increase in April 2019.

The tariff increases mentioned above were not granted to us within the framework of the Solidarity Law and the subsequent decrees issued by the Executive Branch that determined the freezing of our tariff schedule and the beginning of a new RTI process. In this context, and within the framework of Decree No. 1020, the Executive Branch started the renegotiation of the RTI (concluded in 2018), which may not exceed two years. Until then, the renegotiation agreements in force are suspended. Such renegotiation remains under control of ENARGAS and subject to confirmation by the Executive Branch.

In addition, Decree 1020 extends the tariff freeze for an additional period of 90 calendar days or until transitory tariffs are approved. On March 16, 2021, a public hearing was held to discuss the transitory tariff increases. After such hearing, TGS received a transitory tariff revision agreement, which we later rejected. On June 2, 2021, ENARGAS issued Resolution No. 149/2021 that provides a Transitional Tariff Regime, which, among other issues, does not grant a transitory tariff increase in our favor, but instead maintained the tariff in force since April 1, 2019.

Subsequently, a new public hearing was held in January, which resulted ENARGAS issuing Resolution 60/2022 on February 25, 2022, whereby a transitional tariff increase of 60% was provided. For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff Situation.”

 In the past, we have suffered from our inability to receive tariff increases, which meant the deterioration of our financial and economic condition. Also, we have received insufficient tariff increases to compensate for the increases in our operating costs due to inflation. For additional information about the prior integral tariff renegotiation (“RTI”) processes and failure by ENRAGAS to increase tariffs, and the status of the ongoing RTI see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff Situation.”

We cannot assure you that the current negotiations with the Government will provide us with a tariff schedule that permits us to compensate the increases in our operating costs. Failure by the Government to timely comply with agreements resulting from the new RTI process could negatively affect our results of operations and financial condition.

Moreover, as of the date of this Annual Report, we are unable to predict which permanent measures will be taken by the Government in connection with the tariff system, or if such system will be amended, adversely affecting our financial situation and our results of operations.

Further, we cannot assure you that the current negotiations with the Government under the framework of the Solidarity Law will provide us with a tariff schedule that permits us to compensate the increases in our operating costs. Failure by the Government to timely comply with agreements resulting from the RTI process could negatively affect our results of operations and financial condition.

In addition, we cannot predict whether additional operating restrictions or mandatory investments could be imposed on us in the future nor the outcome from the renegotiation process of the current RTI stated by the Solidarity Law. If such outcome is adverse to us, our results of operations and financial condition could be negatively affected.

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

In recent years, the Government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted to prioritize residential consumers at lower prices. The Expropriation Law of Argentina has declared the achievement of self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is in the national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. We cannot assure you that these and other changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

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

The collective bargaining agreements with our unions are valid for one year. Currently, we have a collective bargaining agreement in effect for the period from April 2022 to March 2023.

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

•	delegation of the functions granted in such License without the prior authorization of ENARGAS, or the termination of such License without regulatory approval of a license.

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

Within the framework of the measures adopted as a result of the restrictions imposed to face the sanitary emergency arising from the COVID pandemic, the Argentinian Government took a series of measures to mitigate its impact on certain socioeconomic sectors. Within this framework, during 2020, service cuts to non-paying residential users were suspended, the “Plan Gas.Ar” was created with the purpose of promoting natural gas production and certain limitations to tariff increases were imposed to keep pace with the evolution of inflation and cost increases.

We cannot predict what other measures will be adopted by the Government to mitigate the impact of the COVID pandemic, nor the effect that such measures may have on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

Government-mandated interruption of contracted firm transportation services could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

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

In 2021, 78% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2021, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 11 years; our long-term firm natural gas transportation contracts with our top five costumers had a remaining weighted average life of approximately eight years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

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

For our Liquids Production and Commercialization business segment, we commercialize ethane through a long-term agreement renewed with PBB for a ten-year period. We have short-term contracts with international traders for LPG and natural gasoline sales.

Our business may require substantial capital expenditures for ongoing maintenance requirements and the expansion of our installed transportation capacity; we could be unable to make such expenditures due to the lack of financing.

Resolution No. 4362/2017 (“Resolution 4362”) issued by ENARGAS on March 30, 2017, stated that we should have executed capital expenditures of Ps.6,786 million (in nominal value at December 31, 2016, adjustable by WPI) for the five-year period (from April 1, 2017, to March 31, 2022), to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”). As of the date of issuance of this Annual Report the Five-Year Plan is suspended as a consequence of the new RTI process.

As part of the measures adopted to reduce the impact of COVID and in order to adapt our business plan to the economic expectations of Argentina, we have implemented a reduction in the current investment plans, without compromising safety, which allows us to guarantee continuity in the development of our activities.

The natural gas transportation service is an activity involving significant amounts of capital expenditures in order to improve the operation and maintenance of the pipeline system. Incremental capital expenditures may be required to fund maintenance of our pipeline system. Furthermore, capital expenditures will be required to finance current and future expansions of our transportation capacity. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations may be adversely affected. In addition, our financing ability may be limited by market restrictions on financing availability for Argentine companies. See “—Risks Relating to Argentina—Argentina’s past default and litigation with holdout bondholders may limit our ability to access international markets.”

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

During 2020, Argentina’s natural gas production decreased (8.6%), interrupting the series of increases recorded during the last few years. This decline was due to the limiting effects of the preventive and mandatory lockdown measures, combined with a higher autumn temperature.

During 2021, Argentina’s natural gas production increased 0.4%. In 2021, 55% of the natural gas transported by our system originated in the Neuquina basin with the remainder primarily from the Austral basin. Conventional gas production (48% of the total) decreased 7.7% year-over-year. Non-conventional production increased 11.8% year-over-year. The Neuquén basin, with 52% of the national production, where most of the unconventional of non-conventional developments, explains the year-on-year increase. The rest of the basins decrease their production in the twelve-month accumulated measurements (with the exception of the Cuyana basin, which has a low representation in the national the Cuyana basin of low representativeness).

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

We cannot assure you, however, that this new natural gas resource at the Neuquina basin, or the Plan Gas.Ar, or any other measures taken by the Government to increase natural gas production and supply (including pipeline expansion projects and the construction of new pipelines such as the Tratayén-Salliqueló-San Jerónimo pipeline), will be successful in increasing Argentine natural gas reserves or production and, if unsuccessful, our midstream or Liquids Production and Commercialization businesses could be adversely affected.

Measures taken by the Government may have an adverse effect on the supply of natural gas to the Cerri Complex and the margins we are able to obtain from our Liquids business, which may adversely affect the results in our Liquids Production and Commercialization segment and, as a result, our overall business and results of operations.

Due to regulatory, economic and government policy factors, domestic gasoline, diesel, natural gas, propane and butane, and other fuel prices and related services have differed substantially from prevailing international and regional market prices for such products and services. Our ability to increase prices in connection with international price or domestic cost increases, including those resulting from the peso devaluation, has been limited from time to time. The prices that we are able to obtain for our products and services affect the viability of investments in expansion capacity and processing facilities and, as a result, the timing and amount of our capital expenditures for such purposes.

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

We participate in two programs created by the Government under this framework, which provide for the payment of compensation based on the difference between the price set by the Government and the export parity price. Over recent years, this compensation has been paid to us with significant delays. For further information, see “Item 4—Our Information—B—Business Overview—Competition—Liquids Production and Commercialization.”

On March 25, 2020, after COVID pandemic, the Executive Branch issued Decree No. 311/2020, which determines that the maximum reference price for LPG sold in the domestic market will remain at their values in force at such date for a 180-day period.

During 2021, prices of the products sold under these programs were slightly increased. In August 2021, within the framework of Plan Hogar, the Energy Secretariat through Res. No. 809/2021 provided financial assistance to butane producers. The assistance was effective from August to December 2021 inclusive.

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

Since 2017, the Government has taken a series of necessary measures to initiate a convergence between the local price of natural gas and the international price. However, during 2018, due to a combination of internal and external factors, the increase in natural gas and fuel prices was significant which meant that the intended liberalization was unsuccessful.

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

As described above, actions taken by the Government during winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, toward priority users, including residential customers. See “—The Government’s strategies, measures and programs with respect to the natural gas transportation industry could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.” To a lesser extent, during the winter of 2016 and 2017, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market, but thanks to the development of the Vaca Muerta formation, during the five-year period ended December 31, 2021, we did not register any interruption in the supply of natural gas in the Cerri Complex.

Additionally, in view of the scarcity of natural gas supply, the national government has resorted to importing liquefied natural gas (“LGN”) (which is regasified in the ports located in the cities of Escobar and Bahía Blanca, in the province of Buenos Aires) and from Bolivia. The recent war between Ukraine and Russia resulted in a significant increase in natural gas prices. In view of the country’s fiscal situation, it is not possible to guarantee that Argentina will be able to acquire all the natural gas and LGNs necessary to meet demand. Likewise, this situation caused difficulties in the negotiations between Argentina and Bolivia to extend the agreement to import natural gas from Bolivia.

In the event that Argentina is unable to meet the demand, it is highly likely that there will be scheduled natural gas outages during the winter to certain non-priority users (among them the Cerri Complex).

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

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline. As a result of the deterioration of our Natural Gas Transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total net revenues between 2004 and 2017 and during fiscal year 2021.

Over the last few years, the price of Liquids has experienced high levels of volatility. Factors affecting prices include weak demand levels from emerging markets, significant variations in production and storage levels, and climatic and geopolitical aspects.

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

The prices of the main energy commodities experienced a significant increase in 2021 compared to the previous year. In less than six months, natural gas liquids (“NGL”) prices went from record lows (due to the impact of COVID) to record highs. This was mainly due to the global economic recovery and greater restrictions on access to natural gas in European countries.

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

For further information, see “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization.”

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

On March 28, 2016, the former Ministry of Energy issued Resolution No. 28 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge starting April 1, 2016. Since that date, we have not been required to pay for the Natural Gas Processing Charge. However, Resolution 28 did not invalidate the Natural Gas Processing Charge or Gas Charge Resolutions for the period in which they were in force, for which reason the judicial action is still ongoing. On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, and Section 53 and 54 of Act No. 26,784 (General budget of the National Public Administration for the fiscal year 2013), as well as of any other act aimed at enforcing Executive Decree No. 2,067/08, and therefore declares invalid said regulations. On March 29, 2019, the National Secretariat of Energy appealed the judgment, which appeal was granted on April 3, 2019. On December 1, 2020, the judge resolved to extend the injunction (medida cautelar) for six months, or until the award becomes final. On May 14, 2021, we were notified that such judgment (i) was revoked, and (ii) costs were imposed for both instances in the order caused. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

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

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the ongoing COVID pandemic or other similar outbreaks of contagious diseases.

Outbreaks of contagious diseases and other adverse public health developments affecting us and/or the third parties on which we rely, could have a material and adverse effect on our business, financial condition and results of operations. The recent COVID pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. The COVID pandemic has impacted, and is continuing to impact, many aspects of society, including the operation of healthcare systems, global travel, supply and labor markets and other business and economic activity worldwide. Argentina and countries around the world have, at times during the pandemic, issued and implemented quarantines, vaccine and masking mandates, executive orders and other similar government orders, restrictions and recommendations for their residents to help control the spread of COVID. Such orders, mandates, restrictions and/or recommendations have, at times during the pandemic, resulted in widespread interruptions and closures of businesses, including healthcare systems that serve people living with addiction and serious mental illness, work stoppages, slowdowns and/or delays, remote work policies and travel restrictions, among other effects.

COVID has also impacted negatively, and may continue to impact negatively, global economic activity, demand for energy including NGL and funds flows and sentiment in the global financial markets. It has also impacted our business. For example, pandemic and the related responses of governmental authorities and others to limit the spread of the virus significantly reduced global economic activity, which resulted in an unprecedented decline in the demand for commodities during 2020. This decline contributed to a swift and material deterioration in commodity prices in early 2020. Although commodity prices subsequently recovered, COVID or its variants may lead to similar protracted periods of depressed commodity prices, which in turn could have significant adverse consequences for our financial condition and liquidity. Moreover, the COVID pandemic has contributed to disruption and volatility in our supply chain, which has resulted, and may continue to result, in delays for performed maintenance works or to operate our Puerto Galván and Cerri Complex facilities. Also, in the Natural Gas Transportation business segment, during 2020, we suffered delays in the collections of our receivables.

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

The COVID pandemic has caused, and may continue to cause, varying degrees of disruption to our employees, our communities and our business operations. While we have continued to operate our facilities and to performed essential works in our facilities without interruption throughout the pandemic, any prolonged labor or supply chain shortages at our facilities could impact our ability to receive revenue in a timely matter.

The COVID pandemic has also impacted, and may continue to impact, the regulatory agencies with which we interact.  For example, travel restrictions, social distancing, quarantine protocols and other protective measures may impact the timelines and manner in which the ENARGAS, the SE and other regulatory agencies conduct regulatory activities, which may, in turn, negatively impact expected timelines for regulatory measures and approvals, which could have an adverse effect on our business and the market price for our ordinary shares.

The ongoing spread of the COVID may continue to negatively affect our business, our operations, including the development of natural gas in Argentina, and our financial position and prospects which will depend on the severity of the health emergency and the success of the measures taken and those that will be taken in the future. However, given our financial situation, it is not currently expected that the aforementioned events will affect the continuity of the business and, therefore, it is estimated that it will be able to continue to meet its financial commitments in the near future.

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

In the past, PBB suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not recur in the future or that PBB will be able to satisfy its obligations under the new purchase agreement. Likewise, in the event that we are not able to renegotiate such agreement at maturity on terms similar to those in effect, our financial condition and results of operations could be adversely affected.

The credit risk of our counterparties could adversely affect us.

Our main natural gas transportation customers are natural gas distribution companies whose tariff increases are set in accordance with the renegotiation processes of their licenses. Also, in some cases, their collections may depend on governmental regulations requiring them to finance the collections of their customers or even to recover their receivables from the Government.

Through Resolution No. 336, the payment of 22% of the bills issued from July 1, 2019 to October 31, 2019 to residential customers of natural gas was deferred. More recently, as a consequence of COVID and the measures adopted by the Government to reduce its impact, we have suffered delays in the collection of our credit receivables, either due to the stoppage of activities, or to the measures adopted by the Central Bank regarding the making of bank payments and compensations. Although these circumstances were temporary, as of the date of issuance of this Annual Report, it is not possible to predict if they could repeat in future and their real impact on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. If the cash flow generated by operations significantly declines, we may face difficulties in achieving our growth plans and projects, or may experience delays in the payments to our suppliers or financial debt which could negatively impact our financial condition and result of operations.

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

Pursuant to the programs referred to above, as of December 31, 2021, the Government is required to pay to us Ps. 1,246 million.

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

As of December 31, 2021, our physical assets are insured for up to U.S.$ 2.309 million and for the loss of profit resulting from material damages for up to U.S.$ 359 million, these coverages being subject to certain deductibles for both material damages and loss of profit.

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

On February 7, 2022, the Secretary of Energy issued Resolution No. 67/2022 whereby the Natural Gas Pipeline System Program was created and the construction of the President Néstor Kirchner Natural Gas Pipeline (the “NK Pipeline”) was declared of public interest. Also, by means of Decree No. 76/2022 of February 11, 2022, the concession of such natural gas pipeline was granted to IEASA for a term of 35 years.

In a first stage, the construction of the NK Pipeline will connect the town of Tratayén in the Province of Neuquén with the town of Salliqueló in the Province of Buenos Aires, where it will be connected to the natural gas pipeline system operated by TGS. The second stage will consist of the construction of the gas pipeline section to San Jerónimo in the south of the Province of Santa Fé. The first stage of this pipeline will length 413 miles, while the total length it is plan in 703 miles.

The construction of a new pipeline by a third party could affect our results of operations as the interruptible natural gas transport volumes and the availability of natural gas that arrives at the Cerri Complex for processing could be diminished.

Our business has become dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.

We depend on a variety of internet-based data processing, communication, and information exchange platforms and networks. Although we have extended our security policy to cover industrial systems, reinforcing our defenses in case of denial of service and increasing the monitoring of suspicious activities, our technologies, systems and networks and those of our business associates may be exposed to cyberattacks and other cybersecurity incidents in the normal course of business, which could lead to disruptions in critical systems (such as our electronic flow measurement system and distributed control systems), the unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. As a consequence of COVID we had to extend remote work environments which may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID pandemic.

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

During the first quarter of 2022, we were target of a cybersecurity attack, which did not have a material adverse effect on our administrative infraestrucutre, and result of operations. Although remediation activities have been taken as of the date and we have fortified and strendthened our security controls to limit potential similar incidents in the future, no assurance can be given that we will not be subject to any cyberattacks that could adversely affect our business and result of operations.

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

Further, COVID poses a threat to the well-being and morale of our employees. In response to the COVID pandemic, we formally established a COVID team focused on developing and implementing a number of safety measures to help our employees manage their work and personal responsibilities, with a strong focus on employee well-being, health and safety. The COVID team established an information campaign to provide employees an understanding of the virus and safety measures, as well as timely updates from governmental regulations.

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

Risks Relating to Argentina

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (63% of our total consolidated revenues from sales for the year ended December 31, 2021s), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

On June 20, 2018, the IMF’s Executive Board approved the largest stand-by arrangement in the Fund’s history, in support of Argentina’s 2018-21 economic program. After an augmentation in October 2018, access under the arrangement amounted to US$57 billion (1,227% of Argentina’s IMF quota). The program considered only four of the planned twelve reviews, and did not fulfil the objectives of restoring confidence in fiscal and external viability while fostering economic growth. The arrangement was canceled on July 24, 2020.

The economic plan presented by the former administration to access such IMF program sought to strengthen the country’s economy by restoring market confidence through a coherent macroeconomic program that would reduce financing needs, place Argentina’s public debt on a firm downward trajectory and strengthen the plan of inflation reduction through more realistic inflation targets and the strengthening of the BCRA’s independence. The main parts of the economic plan were: (i) the restoration of market confidence, (ii) protection of the most vulnerable segments of society by adjusting the national budget for social protection, (iii) strengthening the credibility of the BCRA inflation targeting framework, and (iv) a progressive reduction of the impossibility of payment.

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

On April 21, 2020, the Argentine government launched an exchange offer with the aim to refinance its external debt in a way that does not compromise development and Argentina’s growth potential in the coming years. On August 17, 2020, the Argentine government presented its amended bond restructuring offer to the SEC. In August 31, 2020, the Argentine government announced the results of its restructuring bond offer, announcing that the holders owned 93.5% of the principal of the outstanding bonds and that such participation percentage was subsequently increased to 99% by virtue of the application of the collective action clauses of the restructured bonds. After the consummation of its restructuring bond offer, in September 2020 Fitch, Moody’s and S&P raised Argentina’s credit rating to CCC, Ca and CCC +, respectively.

On August 8, 2020, Law No. 27,556 on restructuring debt instrumented in public securities denominated in Dollars and issued under Argentine law through a swap operation (Ley N° 27.556 sobre la reestructuración de la deuda pública instrumentada en títulos públicos denominados en Dólares Estadounidenses y emitidos bajo ley argentina mediante una operación de canje). On August 18, 2020 and through Resolution N° 381/2020, the Ministry of Economy began the period of acceptance for the offer of the restructuring, which procedure was detailed in Law No. 27,556 (such Law was in force until September 15, 2020). The “net present value” paid for the securities exchanged was about Ps.53.5 per Ps.100 of face value, discounted at a 10% exit rate, for securities issued during 2015-2019 and about Ps.59.5 for those previously issued in 2005 and 2010. Subsequently, after the end of the early accession period, on September 4, 2020 the Argentine government communicated that the invitation to exchange securities denominated in foreign currency issued under Argentine law had an acceptance equivalent to 98.80% of the total amount of outstanding capital of all eligible securities.

In addition, the Government has also carried out a debt restructuring which resulted in an exchange premium of 130% and a loss of international reserves of U.S.$1.3 billion to smooth the depreciation of the official exchange rate. Initially, currency controls were partially relaxed and the market responded positively, the premium of the exchange rate was reduced to 85% and the loss of international reserves was drastically reduced.

In addition, on June 22, 2021, the Minister of Economy requested the members of the Paris Club to postpone for one year the payment of U.S.$2,400 million maturing on May 30, 2021. Pursuant to the terms of such agreement, the Argentine Government will make a partial payment of U.S.$430 million in order to avoid the declaration of default, instead of canceling the entirety of the debt. On March 22, 2022 Argentine and the Paris Club agree an extension of this agreement, afterwards, the Argentine Government shall negotiate a complete debt restructuring.

The IMF has held several rounds of meetings with the Government to discuss the recent macroeconomic developments and learn more about the economic plans and policies of the Fernandez Administration. The Argentine authorities are moving to address the difficult economic and social situation facing the country and have implemented a set of policies to address the poverty, while also taking steps to stabilize the economy and secure a sustainable and orderly resolution of Argentina's debt situation.

In March 2022, the IMF’s executive board approved a 30-month extended fund facility to extend maturities for approximately U.S.$44.1 billion disbursed in 2018 and 2019. The loan aims to provide Argentina with balance of payments and budget support backed by measures designed to strengthen debt sustainability, tackle inflation, boost reserves, address the country’s social and infrastructure gaps and promote inclusive growth, the fund added. Risks to the program are exceptionally high and spillovers from the war in Ukraine may materialize in the short term. This transaction provides funds that will strengthen reserves and allow Argentina to push out payments owed from the 2018 IMF program that failed to stabilize the economy. As part of transaction, the Government has committed to reducing the its primary fiscal deficit, weaning off money printing from the central bank and rebuilding reserves, among several objectives.

As of the date of this Annual Report, it is not possible to predict the impact that the measures relating to Argentina's debt restructuring nor any future economic plan that the Goverment may implement will have on the Argentine economy. Furthermore, the long-term impact of these measures and any measures future of the current administration in the Argentine economy remains uncertain.

Likewise, the impact of COVID on the main macroeconomic variables and social indicators led the Government to implement a series of measures in order to stabilize the country. As of the date of issuance of this Annual Report, it is not possible to predict the impact that such measures will have and if they will succeed to stabilize the economy and balance the fiscal balance and the trade, inflation, poverty, unemployment and country risk. Any other measure could be detrimental to the economy and adversely affect our business, results of operations and financial situation.

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

Argentina’s fiscal situation could limit the country’s access to the capital market and adversely affect the Argentine economy.

In recent years, Argentina has substantially increased public expenditure. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of GDP for 2015. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of GDP for 2017. In 2018, government spending increased by 13.1% as compared to 2017 resulting in a primary fiscal deficit of 2.4% of GDP for 2018, but while the primary fiscal deficit decreased compared to 2017, the financial deficit (interest rates of the international debt with IMF) increased to 2.8%, resulting in a total deficit of 5.2% for the year 2018. In 2019, government spending increased by 36.2% as compared to 2018, resulting in a primary fiscal deficit. In 2020, government spending increased by 52.7% as compared to 2019 resulting in a primary fiscal deficit. In 2021, government spending increased by 77% as compared to 2020.

In addition, as a consequence of the economic impact of COVID and the national quarantine, in order to stimulate the economy and meet the needs of the neediest sectors of the population, the Argentine government has considerably increased public spending. In this sense, the Argentine government adopted various measures to finance such public spending, including, among other things, others, the use of the resources of the BCRA and ANSES, and has used the issuance of money as fundraising tool. The primary fiscal deficit for 2021 turned out to be 3% in GDP terms.

This situation could occur due, for example, to the benefits of the security social, financial aid to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transport sectors.

Further deterioration of fiscal accounts could negatively affect government capacity to access long-term financial markets.

In relation to the agreement signed with the IMF in 2018, the Macri government committed to address fiscal solvency and therefore took steps to curb the fiscal deficit through the reduction of gas and transportation subsidies and other expenses. Similar measures to reduce Argentina’s fiscal deficit were agreed in the most recent IMF agreement. In the past, these policies have caused a rise in prices and thus have had a negative impact on the power purchasing power of consumers. After taking office in 2019, the current government, within the framework of the Solidarity Law, serving the most vulnerable sectors, have taken a series of measures that have slowed the reduction of public spending.

The application of new measures in the future could also have negative effects. In addition, the federal government’s primary fiscal balance could be adversely affected if public spending increases faster than income in the future. On the other hand, weaker fiscal results than expected in Argentina could have a material adverse effect on the economy of this country.

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

Government policies and regulation— which at times have been implemented through informal measures and have been subject to radical shifts— that have had a significant impact on the Argentine economy in the past have included, among others: (i) monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation; (ii) restrictions on exports and imports; (iii) price controls; (iv) mandatory wage increases and prohibition of dismissals; (v) taxation; and (vi) government intervention in the private sector.

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

In 2020, 2019 and 2018, the peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. In particular, in 2019, immediately after the preliminary presidential elections (elecciones primarias, abiertas, simultáneas y obligatorias), the peso suffered a significant devaluation. According to the exchange rate information published by the Banco Nación, the peso depreciated by 40.5% against the U.S. dollar during the year ended December 31, 2020 (compared to 58.9% and 102.2% in the years ended December 31, 2019 and 2018). During 2021, the peso depreciated 22.1% against the U.S. dollar.

As a result of the peso’s increased volatility, in 2019 the Government announced several measures to control and restrict the ability of companies and individuals to exchange pesos for foreign currencies. Those measures include the requirement to obtain prior approval from the BCRA, which could eventually restrict the ability to exchange pesos for other currencies. Moreover, restrictions also apply to the acquisition of any foreign currency for holding as cash within Argentina and to transfer dividends abroad, among others. Additionally, the Government implemented a new tax at a rate of 30% on certain transactions involving the acquisition of foreign currency. For additional information see “Item 10. Additional Information—D. Exchange Controls.”

The ability of the Government to stabilize the foreign exchange market and restore economic growth is subject to uncertainty. The continued depreciation of the peso could have a material adverse effect on Argentina’s economy and, consequently, our business, results of operations and financial condition.

In addition, this rapid devaluation has confronted inflationary pressures, evidenced by significantly higher fuel and food prices, among other indicators. Inflation in Argentina has contributed to a material increase in our operating costs, in particular labor costs, and negatively affected our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. There can be no assurance that inflation rates will not escalate in the future, and the effects of measures adopted or that may be adopted in the future by the Government to control inflation are uncertain. See “—Government intervention in the Argentine economy could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations” and “—High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.”

The Argentine economy remains vulnerable, as reflected by the following economic conditions:

•	inflation, which remains high, and may continue to be high in the future;

•
volatility in real GDP, which according to the restated information released by INDEC grew by 2.7% in 2015, decreased by 2.1% in 2016, grew by 2.7% in 2017, decreased by 2.5% in 2018, decreased by 2.2%, 10% in 2019 and 2020, respectively, and 50.9% in 2021;

•	Argentina’s public debt as a percentage of GDP, which remains high, and as of September 30, 2021, represented approximately 82% of the GDP;

•	the discretionary increase in public expenditures that has resulted (and continues to result) in a fiscal deficit;

•	high unemployment and informal employment rates;

•	high exchange rate volatility;

•	high fiscal and trade deficits;

•	an inability to pay public debt and the reperfilation of debt maturities;

•	limited access to funding in the local and international capital markets;

•	agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

•	fluctuations in international oil prices;

•	unavailability of long-term credit to the private sector;

•	the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

•	fluctuations in the BCRA’s foreign currency reserves;

•	uncertainty with respect to the imposition of exchange and capital controls;

•	the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment;

•	the public health concerns derived from COVID and its scale and duration discussed below, which remain uncertain, but could impact our earnings, cash flow, liquidity, and financial condition; and

•	other political, social and economic events outside of Argentina that adversely affect the current growth of the Argentine economy.

The current administration had to take a series of economic and health measures, given the economic context generated by COVID, not being able to reverse the fall in the GDP registered in the last years. It is not yet clear if these are policies can be sustained and the effects these measures will have on the fiscal position of the country and the economy in general.

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

Argentina’s political and social environment has historically influenced, and continues to influence, the performance of the country’s economy. Political and social crises have affected and continue to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in securities with underlying Argentine risk. The recent political instability in Argentina has contributed to a decline in market expectations and forecasts for the Argentine economy. The Market Expectations Survey (“REM”) issued by the BCRA still shows high levels of inflation and exchange rate evolution and activity indicators that have not yet managed to achieve economic recovery. This suggests that the weak macroeconomic conditions in Argentina may continue in the upcoming years.

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

Mid-term congress elections were held on November 14, 2021, and led to an unfavorable outcome for the ruling party with almost a nine-point lead of the main opposition party nationwide, and a loss of almost 15 points in the votes obtained in 2019 presidential elections. Therefore, the ruling party lost its own quorum in the Senate.

With this new balance of power with the opposition party, the Argentina government has to tackle economic and social indicators.

We cannot provide any assurance that future economic, social and political developments in Argentina, over which we have no control, will not impair our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

The impact of reforms and measures taken or to be taken by the Government are uncertain.

The Argentine government has historically exercised significant influence over the economy, and public services companies in particular have operated in a highly regulated environment. The Argentine government may promulgate numerous, far-reaching regulations affecting the economy and public services companies in particular.

In addition, and during 2021, the year in which the mid-term elections took place, the main macroeconomic variables also underwent significant variations and although the dollar rate of the Banco Nación remained stable due to the effect of the policies imposed by the BCRA, blue-chip swap rates underwent significant variations.

All the above-mentioned events set off a critical, negative shockwave in Argentine financial markets and generated economic instability which resulted in the adoption of several measures, taken not only by the former administration but also by the ruling party, among others:

•
Fiscal alleviation measures. Having as a main objective to reduce fiscal pressure over small business and people. In addition, certain social assistance plans were increased in order to contain the low-income sectors. In turn, regulations were issued that provided relief for workers and certain incentives for production.

•	Rate of 0% on the value-added tax of “basic food basket.”

•
Public Debt Reprofiling. On August 29, 2019, the Executive Branch published Decree No. 598/2019, whereby certain exceptional measures were adopted to relieve tension in the financial and foreign exchange markets. The measures consisted of the rescheduling of certain of the country’s financial obligations, which had an impact on the placements of individuals and financial institutions.

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

•
Occupational Emergency. Through Decree No. 34/2019 (“Decree 34”), on December 13, 2019, the Federal government declared a labor public emergency for a term of 180 days. In case of dismissal without cause during said period, the affected worker will have the right to receive double compensation in accordance with current legislation. The Government went a step further amid the COVID pandemic, extending this measure on several occasions, most recently by Decree no. 39/2021, effective until December 31, 2021.

•
Solidarity Law. On December 23, 2019, the National Congress enacted the Solidarity Law. This law declared a public emergency in economic, financial, fiscal, administrative, pension, social security, tariffs, energy, health and social matters, and, pursuant to the Argentine Constitution, the Solidarity Law delegates legislative powers to the Executive Branch. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting our consolidated results of operations.”

•
Amendments to the Information and Communications Technology (“ICT”) regime. By means of Decree No. 690/2020 dated August 21, 2020, the Argentine Government introduced a series of amendments to the ICT Law No. 27,078. First, ICT services and access to telecommunications networks were assigned the character of public service in competition. Likewise, the regime for determining prices was modified.

•
Judicial Reform Bill. On July 29, 2020, the Executive Branch announced a judicial reform bill which consists of increasing the number of federal courts by creating 23 new federal courts and merging the federal criminal circuit with the federal economic criminal circuit. In addition, the proposed bill seeks the appointment of an advisory committee composed of legal experts to advise the executive branch on the operation of the judicial branch. The bill was approved by the Argentine Senate on August 28, 2020 and, as of the date of this Supplement, is pending discussion in the House of Representatives.

•
Oil & Gas upstream industry. Certain measures were established in order to encourage oil and gas production. The most prominent refers to the establishment of the Argentine Natural Gas Production Promotion Plan - Supply and Demand Scheme 2020-2024 through Decree No. 892/2020 published on November 16, 2020 (the “Plan Gas.Ar”). Further, on May 19, 2020, Decree 488/2020 was published, whereby a base price of U.S.$45 was set for the commercialization of a barrel of Medanito-type crude oil in the local market, containing also provisions relating to the aliquots applicable to export duties relating to products from the hydrocarbon industry.

The current administration also took several other measures to reduce the impact of public service tariffs on the economy. These measures included the freezing of tariffs, the pesification of electricity generation rates, and deferral of the payment of natural gas bills for certain consumers, among others. For additional information see “Item 4. —Our information.—B. Business Overview.—Natural gas transportation.”

As of the date of this Annual Report, the impact of the aforementioned measures have had or will have on the Argentine economy, and on our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations as a whole, cannot be fully assessed or predicted. In addition, we cannot predict the impact of the measures to be taken in order to comply with the guidelines of the agreement entered into with the IMF.

Also, we cannot assure that the Government or any of its political divisions will not adopt additional changes and reforms in tax matters, or that these reforms and those that may be adopted in the future will not adversely affect our business, results of operations or financial condition.

We cannot assure you that the current Argentine tax structure will be modified in the future. In this sense, any change or reform in tax matters that is introduced in Argentina could negatively affect the results of operations and our financial situation.

The Solidarity Law and the measures that the new administration has implemented could adversely affect our results of operations and financial condition.

The Solidarity Law granted the Executive Branch broad legislative powers to ensure the sustainability of the public debt, regulated the tariff restructuring of the energy system through a renegotiation of the RTI and reordered the regulators of the energy system, among others. Likewise, the rates of public utilities for natural gas remain unchanged for a maximum period of 180 days (since December 23, 2019), which period has been extended until the RTI process concludes or the transitional tariff increase is put into effect. See “—Risks Relating to Our Business — Failure or delay in the implementation of tariff increases could have a material adverse effect on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. In addition, our inability to obtain tariff adjustments reflecting the increase in operating cost could harm the development of our Natural Gas Transportation business segment” for additional information of the current RTI.

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

The Government has adopted multiple measures in response to the COVID pandemic, including nationwide mandatory lockdowns. The Government has also required from time to time the mandatory shutdown of businesses not considered essential (oil and gas activities are among those considered essential and exempt from lockdown measures). COVID cases have recently risen since the last quarter of 2021 in several regions of the world as a result of the new COVID variants, in particular the Omicron and Delta variants.

In order to mitigate the economic impact of the COVID pandemic and mandatory lockdown and shutdown of non-essential businesses, the Argentine government has adopted social aid, monetary and fiscal measures. We cannot assure you whether these measures will be sufficient to prevent a severe economic downturn in Argentina, particularly if current conditions are prolonged and if Argentina’s main trading partners are concurrently facing an economic recession. However, the Government may have more limited resources at this time to support the country’ s economy; the pandemic has struck at a time when Argentina is simultaneously struggling to emerge from a two-year recession.

These temporary measures included the issuance of stay-at-home orders, closures of non-essential businesses, prohibition of layoffs without cause and suspension of workers, among others. Although these measures may help attenuate the economic impact on the Argentine economy overall, they may have a negative impact on our business and results of operations.

The year 2021 was a year of recovery in economic activity, after the GDP contraction of 9.9% experienced by the Argentine economy in 2020. Although a rebound effect on economic activity was foreseeable, after the quasi-closed economy for several consecutive months as a result of the sanitary restrictions imposed due to the Covid pandemic, the improvement in the international prices of the products of Argentina’s exportable basket, the approval and massive use of vaccines -especially in the second half of the year - which allowed a greater reduction in health restrictions and the extraordinary inflow of funds as a stimulus measure from the IMF to help countries solve the effects of Covid, generated that the recovery has been greater than expected. anticipated at the beginning of the year. It is estimated that the GDP grew by 10% in 2021.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

•
The situation generated by COVID could cause a decrease in our revenues (i.e. A reduction in the demand of our Liquids products) or an increase in our operating costs. As a result of financial turmoil in Argentina caused by disruptions in supply chains and public debt restructuring, we may experience difficulties in our ability to pay off our debts and other financial obligations as they become due. We could also face difficulties in accessing debt and capital markets and may be forced to refinance our indebtedness;

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

We are continuously monitoring the impact of the ongoing COVID pandemic on our Company. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.  For additional information regarding the impact of COVID on our results and financial situation, see “Item 5. Operating and Financial Results Review and Prospects—A. Operating Results.”

High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

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

On February 13, 2014, the INDEC released a new inflation index the “IPCNu”(Índice de Precios al Consumidor”) that measured prices on goods across the country, replacing the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. The IPCNu, together with the GDP calculation, was reviewed by the IMF. During 2015, the IMF ruled that these indicators did not comply with its statutes, so it maintained an ongoing review process. Concerns regarding statistics in Argentina remained until January 8, 2016, when Decree No. 55/2016 and the declaration of a state of administrative emergency in the national statistical system and in the INDEC until December 31, 2016, was issued. Following this declaration, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure was finalized on December 31, 2016.

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

According to information from FACPCE, in 2021, 2020 and 2019, CPI registered an increase of 50.9%, 36.1% and 53.8%, respectively. In 2021, 2020 and 2019, the WPI increased by 51.3%, 35.4% and 58.5%, respectively.

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

In recent years, the Government has taken certain measures to curb inflation, such as implementing price controls and limiting wage increases. We cannot assure you that inflation rates will not continue to increase in the future or that any measures taken or that may be taken by the Fernández administration to control inflation will be effective or successful. High inflation rates continue to be a challenge for Argentina. Significant increases in inflation rates could have a material adverse effect on Argentina’s economy and, in turn, could increase our operating costs, in particular labor costs, and could adversely affect our business, financial condition and results of operations.

Because Natural Gas Transportation business segment sales represented 28% of our total revenues during the year ended December 31, 2021, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

On September 1, 2019, the BCRA issued Communication “A” 6,770, which established various rules for exports of goods and services, imports of goods and services, foreign assets, non-resident operations, financial debt, debts between residents, profits and dividends, and information systems. The Communication was issued in response to the publication of Decree No. 609/2019 (“Decree 609”), pursuant to which the Argentine government implemented foreign exchange regulations. Decree 609 sets forth the obligation to convert the value of goods and services exported into Pesos in the local financial system, in accordance with terms and conditions established by the BCRA. These exchange control restrictions remain in effect due to Decree No. 91/2019.

Additionally, on December 5, 2019 the BCRA issued Communication “A” 6,844, setting forth the consolidated set of rules governing foreign trade and exchange (“Exterior y Cambios” in Spanish). Among other restrictions, Communication “A” 6,844 requires prior authorization from the BCRA for the pre-cancelation of debts corresponding to imports of goods and services. For overdue or on-demand debts for the import of goods with related parties abroad outstanding as of August 31, 2019, the importer must request authorization from the BCRA if the debts exceed U.S.$2 million per month.

In the context of the economic and social emergency declared by the Solidarity Law, and the critical situation regarding access to voluntary external debt, the BCRA considers it necessary to exceptionally assist the Treasury, both in the payments of external debt and in the financing in national currency. Considering that the Government is focused on restoring the sustainability of public debt, the Executive Branch delayed the presentation of the national budget for the fiscal year 2019, until progress can be made on those issues. Therefore, according to the BCRA, it is not possible to design a monetary policy strategy with specific objectives on the expansion of aggregates monetary or inflation.

In addition, due to the sudden devaluation of the peso since August 15, 2019, and to preserve the foreign exchange market in Argentina, the Executive Power issued Decree No. 609 (the “Decree 609”) that establishes that exporting companies must sell their income in currency foreign in the local market. Decree 609 establishes that the BCRA will issue all the rules necessary to organize the foreign exchange market. These exchange control restrictions remain in force due to Decree No. 91/2019.

Subsequently, the BCRA issued Communication “A” 7,030, through which it established that for the purpose of accessing the Exchange market for the realization of certain transactions such as (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the BCRA unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

On the other hand, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication “A” 7052) when accessing the market for payment of imports of goods or for the cancellation of debts arising from the import of goods, the BCRA must pre-approve the transaction unless the entity has: (i) a customer’s affidavit stating that the total amount of payments associated with its imports of goods during 2020 does not exceed the amount by which the importer would have access to the exchange market that was officialized between January 1, 2020 and the day leading up to accessing the exchange market; and (ii) documentation that allows the company in question to verify compliance with the remaining requirements established for the operation by the exchange regulations. At the same time, the Communication provides that until June 30, 2020 (a period subsequently extended until July 31, 2020, by Communication “A” 7,052) prior approval of the BCRA will be required for access to the foreign market for the cancellation of financial indebtedness principal services with the foreign sector where the creditor is a counterparty linked to the debtor.

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

On September 15, 2020, Communication “A” 7,106 established that companies must refinance maturities of financial debt principal in the period from October 15, 2020 to March 31, 2021. In this sense, the Central Bank of the Argentine Republic (the “Central Bank”) will give access to companies for up to 40% of maturities and companies must refinance the rest within at least two years or should be cancelled using currency already in possession of the Company. Furthermore, Resolution No. 862/2020 of the CNV established a three-day “parking” requirement for both transfers of securities from local accounts abroad. As a result of all the exchange restrictions mentioned and all those that may be issued in the future by the BCRA in the context of the exercise of its powers, it is clarified that there may be potential “holdouts” in the context of the restructurings that Argentine companies are obliged to carry out with the consequent possible claims. The Central Bank measure, would, in many cases, result in non-compliance or a default on corporate debt denominated in U.S. dollars. It will be a challenge for issuers of corporate debt denominated in U.S. dollars to fully quantify the implications of Communication “A” 7,106. In order to fulfill the requirements of this regulation, a refinancing plan for financial debt due for registration until December 31, 2020 must be submitted to the Argentine Central Bank before September 30, 2020. For maturities to be registered between January 1, 2021 and December 31, 2021, the plan must be submitted at least 30 calendar days prior to the maturity of the principal to be refinanced, which implies a risk to obtain financing for new productive projects. As a consequence, there could be an increase in the spreads of corporate bonds. In addition, since June 2020, through Communication “A” 7,030, companies could no longer access to the MULC(“Mercado Único y Libre de Cambios”) to cancel financial debt between companies in advance. It is also noted that such possible proposals for restructurings will fully comply with the requirements established by the applicable and current regulations, as long as the non-compliance brings the application of the foreign exchange criminal law to the members of the board of directors. These decisions resulted in a notorious sell off of sovereign bonds, which led to a 7% daily fall. The Central Bank sold U.S.$1,318 million the following five weeks, in order to keep the exchange rate depreciation at desirable levels. Due to this unsustainable situation, the Government decided to partially ease the restrictions by reducing the interval between bond transactions and the resulting currency exchange between pesos and dollars from fifteen to three days, and also by repealing the aforementioned prohibition for non-residents.

Finally, on August 13, 2021, through Communication “A” 7,340, the Central Bank incorporated as point 4.3.3. of the rules on “Foreign and exchange”, that transactions for the purchase and sale of securities carried out with settlement in foreign currency must be paid for by one of the following mechanisms: (a) by transfer of funds to and from sight accounts in the name of the client in local financial institutions; and (b) against wire on bank accounts in the name of the customer with a foreign entity that is not incorporated in countries or territories where the Recommendations of the Financial Action Task Force (“FATF”) are not applied, or are not sufficiently applied. In no case, the settlement of these operations is allowed by payment in foreign currency notes, or by depositing them in custody accounts or in third-party accounts.

As a result of the tightening of exchange controls, the difference between the official exchange rate, which is currently used for commercial and financial transactions, and other secondary exchange rates that implicitly arose as a result of certain transactions commonly carried out in the capital market (“MEP” or “contado con liquidación” dollar) widened considerably, creating a gap of approximately 118% with the official exchange rate as of December 31, 2021. The Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially changing the exchange rate at which we purchase foreign currency to repay its foreign currency denominated indebtedness. In addition, the imposition by the government of additional exchange controls and restrictions and/or other measures in response to capital outflows or devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on the Company’s results of operations and financial condition.

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

As a consequence of the imposition of exchange controls, the spread between the official exchange rate and other secondary exchange rates implicitly resulting from certain common capital market transactions (“dólar MEP” or “contado con liquidación”) has widened significantly, reaching a value of more than 100% in October 2020.

As of December 31, 2021, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was U.S.$482 million.

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

The impossibility of addressing the actual and potential risks of institutional deterioration and corruption, the economy and the financial situation of Argentina has been affected negatively and could continue to be.

Argentina is ranked 78 out of 180 in Transparency International’s 2020 Corruption Perceptions Index and 126 of 190 in the World Bank’s Doing Business 2020 report. The lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and accusations of corruption have affected and could affect negatively to Argentina.

Likewise, at the date hereof, other ongoing investigations into complaints of money laundering and corruption are underway.

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

In 2008, the Government absorbed and replaced the former private pension system with a public “pay as you go” pension system. As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad or “FGS”) to be managed by the Administración Nacional de la Seguridad Social (“ANSES”). ANSES is entitled to designate government representatives to the boards of directors of these companies. The nationalization of Argentina’s pension and retirement system was a change significant in the Argentine government’s approach to the main public companies. FGS currently holds 24.0% of our outstanding capital stock and has two representatives on our Board of Directors. On November 19, 2020, Law 27,574 was published in the Official Gazette, which regulates the role of the representatives of the FGS in those companies in which it has a stake, providing that the FGS will dictate the rules that are necessary in order to regulate their appointment, function, responsibility, performance and remuneration, which has been regulated by Decree No. 1041/2020 and ANSES Resolution No. 57/2021.

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

As for taxes, the Government regulated the “Ley de Aporte Solidario y Extraordinario” to mitigate the effects of the pandemic (Law No. 27,605) - also known as “aporte de las grandes fortunas o impuesto a las riquezas”. It established a one-time contribution of a rate starting at 2% of the assets of individuals who have declared more than ARS 200 million in assets. The contribution will rise up to 3% in the case of assets of between ARS 800 million and ARS 1,500 million; will be extended up to 3.25% for those between ARS 1,500 million and ARS 3,000 million; and those who exceed that value will be taxed at 3.5%. The number of taxpayers covered by the regulations is estimated at 12,000.

Decree 42/2021 also empowered the Federal Administration of Public Revenue (AFIP) to be in charge of “implementing the information regimes for the purpose of collecting data” and thus prevent tax evasion operations. In this sense, when the law was sanctioned and promulgated, some businessmen with large assets threatened to start a fiscal rebellion.

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

On January 31, 2020, the United Kingdom left the European Union on the terms of the withdrawal agreement concluded between the United Kingdom and the EU Council. The withdrawal agreement allowed for a transition period during which the United Kingdom’s trading relationship with the European Union remained largely unchanged. This transition period ended on December 31, 2020. The European Parliament approved the EU-UK Trade and Cooperation Agreement while the European Council has already approved the provisional application of the agreement. As of the date of this Annual Report, uncertainty remains over the United Kingdom’s future relationship with the European Union. The continued uncertainty over the Brexit process has caused, and is anticipated to continue to cause, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations.

At the end of 2015, the U.S. Federal Reserve began increasing its reference interest rate following more than five years of an interest rate close to zero, moving away from its post-2008 crisis stimulus campaign. This trend was reversed as a result of the COVID pandemic and more recently, the U.S. Federal Reserve increased its target reference rate to relieve inflationary pressure in the U.S. economy. The U.S. Federal Reserve target reference rate is currently between 0.25% and 0.50%.

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

Besides, in March 2020, after a failure to reach an agreement between the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia to stabilize the oil market, Saudi Arabia decided to increase its oil production. This decision, at a time when oil demand is falling due to the impact of COVID in the global trading and economy, has triggered the most important decline in the oil price since 1991, of around 30%. This fall in the international prices of oil and its derivatives added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas in the country, especially in the Vaca Muerta area. In December 2020, OPEC and its oil-producing allies agreed to increase production by 500,000 barrels per day beginning in January. The group exerts considerable influence over world energy markets.

In recent months, OPEC+ has sought to navigate its way through a historically tumultuous period, including an unparalleled collapse in oil prices, a massive fuel demand shock amid the COVID crisis, a Saudi-Russia price war and Qatar’s departure from OPEC. The downward trend in oil prices significantly reversed as a result of the invasion of Ukraine by Russia. Uncertainity about oil prices and other commodities remain and there can be no assurances about any measures that the Government may take in response to key macroeconomic variables, particularly on the energy sector.

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

Through Decree No. 610/2019 a staggered increase of the minimum salary was approved as follows: (i) Ps.14,125 as of August 1, 2019; (ii) Ps.15,625 as of September 1, 2019; and (iii) Ps.16,875 as of October 1, 2019. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree 34, doubled legally mandated severance pay for termination of employment. The Government went a step further amid the COVID pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No. 624/2020, finally it was extended until May 2021 by Decree N. 266/21. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of Ps.3,000 in January 2020, and an additional amount of Ps.1,000 in February 2020 (total Ps.4,000 effective as of February 2020).

It is possible that the Argentine government could adopt measures mandating further salary increases or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition, and results of operations may be adversely affected by the negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops began. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions.

Additionally, various of Russia’s actions have led to sanctions and other penalties being levied by the U.S., the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restrictions on imports of Russian oil, liquified natural gas and coal. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could further adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

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

As of the date of this Annual Report, our controlling shareholder is CIESA, which holds 51% of our common stock. FGS holds 24.0% of our common stock. Local and foreign investors hold the remaining ownership of our common stock. CIESA is under co-control of Pampa Energía S.A. (“Pampa Energía”), which holds 50% of CIESA’s common stock, and Grupo Inversor Petroquímica S.L. (member of GIP Group, controlled by the Sielecki family; “GIP”), and PCT L.L.C. (“PCT”), which directly and indirectly through PEPCA S.A. (“PEPCA”) holds a 50% of the common stock of CIESA.

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

Our corporate affairs are governed by our Bylaws, the General Companies Act and Law No. 26,831, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

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

We will treat the Depositary for all purposes as the shareholder with respect to the shares underlying the ADRs. As a holder of ADRs representing the ADRs being held by the Depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to our Class B Shares represented by the ADRs only in accordance with the Deposit Agreement. There are no provisions under Argentine law or under our Bylaws that limit the exercise by ADR holders of their voting rights through the Depositary with respect to the underlying Class B Shares. However, there are practical limitations on the ability of ADR holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. ADR holders may be unable to exercise voting rights with respect to our Class B Shares underlying the ADRs as a result of these practical limitations.

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

The NYSE and/or the BASE (by delegated authority of BYMA) may suspend trading and/or delist our ADSs and common shares, respectively, upon occurrence of certain events relating to our financial situation.

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

General

Operations

We commenced commercial operations on December 28, 1992, as the largest company created in connection with the privatization of Gas del Estado S.E. (“GdE”), the Argentine state-owned natural gas company, the integrated operations of which included natural gas transportation and distribution. GdE was divided into ten companies: two transportation companies and eight distribution companies.

Our legal name is Transportadora de Gas del Sur S.A. We are a limited liability company (sociedad anónima), incorporated under the laws of Argentina on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar.

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering approximately, as of December 31, 2021, 60% of the total natural gas transported in Argentina, through 5,769 miles of pipeline, of which we operate 4,775 miles on an exclusive basis pursuant to the License (the “Natural Gas Transportation”). We operate the remaining 961 miles, which are owned by the Gas Trusts, and receive compensation based on a regulated tariff. Our transportation system connects the Neuquén, San Jorge and Austral basins, the major natural gas fields located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. During the Fiscal Year 2021, approximately 81% of our revenues of this business segment corresponds to firm natural gas transportation services under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our Natural Gas Transportation business is regulated by ENARGAS, and revenues from this business represented 28%, 42% and 47% of our total net revenues for the years ended December 31, 2021, 2020 and 2019, respectively.

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

The map below illustrates the natural gas pipeline system in Argentina as of December 31, 2021:

For additional information regarding our property, plant and equipment, see “—D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids Production and Commercialization business represented 63%, 49% and 48% of our total net revenues during the years ended December 31, 2021, 2020 and 2019, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunications services. Aggregate net revenues from our midstream and telecommunications business segment represented 10%, 9% and 6% of our total net revenues during the years ended December 31, 2021, 2020 and 2019, respectively.

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

The Vaca Muerta system has two gathering pipes: the first has a length of 71 miles, a 36” diameter and a 1.2 Bcf/d transportation capacity (the “Northern Section”) and the second has a 20-mile extension, a 30” diameter and 882.3 MMcf/d transportation capacity (the “Southern Section”). The gas transported through this pipeline system is treated at a new conditioning plant that we built at Tratayén, Province of Neuquén with an initial capacity of 176.6 MMcf/d. This project consolidates our position as the first midstream services provider in the Vaca Muerta field and required an investment of approximately U.S.$260 million in the aggregate. On April 29, 2019, the assembly and pressurization works on the connection of the Vaca Muerta pipeline to Neuba II Gas Pipeline were completed, which led to revenues from the month of May 2019 derived from firm natural gas transportation contracts of 28.2 MMcf/d in the aggregate. On August 22, 2019, the SHR issued Resolution No. 491/2019, which declared this project as “critical” pursuant to Law No. 26,360. This allows us to obtain certain tax benefits from the investments in this project.

On March 2022, tgs executed an agreed minute with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia del Neuquén) (the “Complementary Agreed Minute”) whereby the parties commit to granting TGS an extension of the transportation concession to build and operate the pipeline expanded North Tranche II, which will gather the off-spec natural gas production from several hydrocarbons fields located mainly in the Vaca Muerta formation (the “Expanded North Tranche II”). It is worth mentioning that the execution of the Complementary Agreed Minute is subject to approval by the Provincial Executive Branch (Poder Ejecutivo Provincial) through the issuance of the corresponding Provincial Decree in the Official Gazette of the Province of Neuquén, as from which date it will come into effect. The Expanded North Tranche II will extend from Los Toldos area (km 115.7 progressive) to El Trapial area (km 147.8 progressive) and will allow for the transportation of up to 17 million cubic meters per day of natural gas, with a length of 20 miles, a 30” diameter and a 97 kg/cm2 Higher Maximum Operating Pressure. The start-up of works is set for June 2023.

For more information regarding our investments in Vaca Muerta area see “Item 4.—Our Information—B. Business Overview. Midstream Services.”

Controlling shareholders

As of the date of issuance of this Annual Report, our controlling shareholder is CIESA, which holds 51% of our common stock. Other local and foreign investors hold the remaining shares of our common stock, including FGS, which holds 24% of our common stock. CIESA is under co-control of Pampa Energía which holds 50% of the common stock of CIESA, and GIP and PCT, which directly and indirectly through PEPCA hold 50% of the common stock of CIESA.

For additional information regarding CIESA’s current organizational structure, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Capital expenditures

From January 1, 2019, through December 31, 2021, our aggregate capital expenditures, in Current Currency, amounted to Ps. 48,794 million. Such capital expenditures include Ps. 26,592 million related to improvements to our gas transportation system, Ps. 5,475 million related to liquids production and commercialization activities and Ps. 27,349 million related to Other Services segment.

For the years 2021, 2020 and 2019, capital expenditures mostly include works performed for the construction and ramping-up of the Northern Section and Southern Section of the Vaca Muerta pipeline and the enhancement of Tratayen Plant and maintenance works of our natural gas pipeline system. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects.”

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

Natural gas transportation services accounted for 28%, 42% and 47% of our total net revenues in the years ended December 31, 2021, 2020 and 2019, respectively. In 2021, 81% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2021, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 19,922 million, representing 81% of the total net revenues for the Natural Gas Transportation segment for such year. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard as to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

Expansions of the system. In February 2017, the Ministry of Mines and Energy called for a national public tender for the purchase of pipelines to extend the natural gas network in some areas of the Province of Santa Fé, the Patagonian Andes and the coast of the Province of Buenos Aires.

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

As a result of the economic context and COVID, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA” formerly ENARSA), a company that is currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the legal regime in force.

On July 9, 2021, the UT and IEASA signed a restarting order and a restarting act of the works related to the Sunchales pipeline(“Work”), by means of which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new impacts to the economic-financial structure of the contract of the Work, which would give rise to new requests - on the part of the UT - for the recomposition of the economic-financial equation of the contract and of the execution schedule of the Work.

As of the date of this Annual Report, the interim price adjustments mentioned in the preceding paragraph are pending payment; this situation notoriously affected the normal development of the project and the fulfillment of the term foreseen in the respective agreement.

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

Additionally, since April 2019, the Government has been developing a regulatory framework to replace the current NGL and liquid fuels imports with nonconventional natural gas from the Vaca Muerta area, which requires to be transported to urban areas. For this purpose, on July 30, 2019, the SHR issued Resolution 437, which included the rules for a public tender process to grant a new license, including the design and construction of a pipeline, for the operation of a new natural gas transport system, which will be completed in two stages: (i) first, by connecting the area of Tratayén in the Neuquén Province with the area of Salliqueló in the Buenos Aires Province, and (ii) second, by connecting the area of Salliqueló with the city of San Nicolás de los Arroyos in the Buenos Aires Province. This open bidding was finally cancelled on December 30, 2020.

On February 7, 2022, the Secretary of Energy issued Resolution No. 67/2022 creating the “Transport.Ar Producción Nacional” Gas Pipeline System Program (the “Transport.Ar Program”) and declaring the construction of the NK Pipeline and complementary works as of public interest. The total investment will be roughly U.S.$3.4 billion, of which 75% are expected to be allocated to the construction of the pipeline.

Once online, it will save on imports of natural gas, NGL and liquid fuels, at least U.S.$1b/year. Moreover, the country will be able to export more, especially to the bordering countries.

This is a 35-year concession granted to IEASA. It can assign a third-party to build, operate and maintain the facility.

Also, by means of Decree No. 76/2022 dated February 11, 2022, the concession of this gas pipeline was granted to IEASA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with IEASA as trustee and beneficiary, and BICE (Banco de Inversión y Comercio Exterior, a public bank) as trustee.

The construction of the NK Pipeline is vital importance for the Argentine energy development and in a first stage it will connect the town of Tratayén in the Province of Neuquén with the town of Salliqueló in the Province of Buenos Aires, where it will be connected to the gas pipeline system operated by us. The initial capacity of the NK Pipeline will be 20 MMm3/d, and it is expected to be online before winter 2023.

The second stage will connect to San Jerónimo area un the Province of Buenos Aires and the south of the Province of Santa Fé. The total capacity will be 40 MMm3/d with a length of 1,200 km.

The works will be carried out by IEASA, which will be able to do it by directly or indirectly, with priority to YPF. In the event that for the execution of the works the SE opens a call for bids, we will evaluate the convenience of participating in the provision of the operation and maintenance service.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2021, our service area contains 6.2 million end users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. These natural gas distribution companies serve, in the aggregate, 64.8% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for the year ended December 31, 2021, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (Bcf)	Volume of market served (in %)	No. of end users (in millions)	Deliveries received from us (in %)
Metrogas (1)	6.1	20.0%	2.4	86%
Camuzzi Pampeana (1)	5.3	17.4%	1.4	95%
Camuzzi Sur	4.6	15.2%	0.7	100%
Naturgy Argentina (1)	3.7	12.2%	1.7	65%
		64.8%	6.2

(1)	Also connected to the TGN system.
Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as of December 31, 2021, 2020 and 2019, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2021			2020		2019
	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MMcf/d)	Net revenues (millions of pesos)
Firm:
Metrogas	16.7	6,069	16.7	8,890	16.7	8,826
Camuzzi Pampeana	15.8	4,436	15.8	6,499	15.8	6,456
Naturgy Argentina	11.8	3,620	11.8	5,298	11.8	5,259
Camuzzi Sur	11.2	908	11.0	1,332	11.0	1,325
Pampa Energía	4.0	964	4.3	1,350	4.6	1,197
Others	23.3	3,925	22.9	5,440	22.7	4,893
Total firm	82.6	19,922	82.5	28,809	82.6	27,956
Interruptible and others:	-	4,581	-	6,665	-	6,187
Total	82.6	24,503	82.5	35,474	82.6	34,143

We play a leading role in the natural gas industry in Argentina and satisfy 133 direct customers and 6.2 million indirect customers for the year ended December 31, 2021.

As of December 31, 2021, the total contracted firm or “ship or pay” capacity was 82.6 MMm3/d with a weighted average life of approximately 11 years.

Towards the end of October, the Open Tender 01/2021 was carried out with the purpose of renewing firm transportation capacity contracts that expired in the years 2022/2023. The rehire of 5 MMm3/d was achieved, for an average term of 20 years. The Neuquén routes for a term of 35 years and those of the Austral basin for an average of 12 years, which strengthened the sustainability of the TGS business, and at the same time ensured the contractual continuity of the routes offered with origin in the Austral basin, in view of the risk of a drop in injection.

Additionally, it is important to highlight that this year 118 new contracts were signed, 69 for interruptible transportation services and 49 for interchange and displacement services.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2021, 2020 and 2019:

	For the year ended December 31,
	2021	2020	2019
Firm:	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)	Average daily deliveries (MMcf/d)
Metrogas	11.7	12.1	14.0
Camuzzi Pampeana	10.4	9.3	9.9
Camuzzi Sur	7.3	6.8	6.6
Naturgy Argentina	6.4	6.1	6.8
Others	15.8	15.4	15.5
Subtotal firm	51.6	49.7	52.8
Subtotal interruptible	16.7	14.5	14.1
Total	68.3	64.2	66.9
Average annual load factor (1)	83%	78%	81%
Average winter heating season load factor (1)	95%	86%	90%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

Natural gas daily average injection to the pipeline system operated by us amounted to 69.5 MMm3/d in 2021, 2% higher than the 68.2 MMm3/d of 2020. It should be noted that the contribution of the Neuquén basin was 9% higher than last year, while the southern basin decreased its injection by 7%.

The chart below shows the main operating data for the natural gas transportation segment.

Natural Gas Transportation System Improvements. In 2021, 2020 and 2019, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps.26,592 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

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

System Improvements. In 2021, 2020 and 2019, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenances, prevention and inspection works.

We conducted integrity assessment tasks, such as in-line inspections along 2,3 km and direct assessment through Close Interval Survey (CIS) and Direct Current Voltage Gradient Survey (DCVG) techniques (sections with no scraper traps) over 216 km of pipelines and in 15 customer supply branches. These tasks have been conducted to identify, assess and control threats to the integrity of our pipelines, such as external and internal corrosion, geometrical defects, manufacture and/or construction anomalies, and coating failures, among others.

With reference to our recoating program, in 2021 we successfully concluded 21km of recoating replacement works, distributed 13 km in the Neuba I Gas Pipeline, 8 km in the General San Martín Gas Pipeline, over the discharge of the Indio Rico Compressor Plant, and in the river crossing in Río Seco, following safety protocols in view of the presence of explosive material from the construction period. This program, being the most relevant of the works involved in the RTI was the most important ever faced by us not only because of its economic scope but also due to the technical deployment it entails along three times as many kilometers as the average programs carried out over the last five years.

Moreover, in these works we have continued performing nondestructive testing (NDT) such as magnetic particles and ultrasound testing for the identification of manufactured anomalies in girth and seam welds and Stress Corrosion Cracking (“SCC”) in the body of the pipeline, by means of which we have been able to detect severe anomalies that could be removed through pipe replacements.

As part of the SCC evaluation and mitigation plan, an internal inspection plan was carried out with “EMAT” technology to detect crack colonies. To date, 120 km of the Buenos Aires Ring Pipeline have been completed. A work was carried out using the internal inspection with ultrasound tool (“UTCD”) in the San Julián compressor plant and 196 km of the San Martin pipeline.

In addition, during 2021, we continued to carry out various maintenance tasks essential for the safe operation of the pipeline system. During 2021, and in spite of the COVID, we have successfully carried out the winter maintenance plan, which allows us to guarantee the safe and reliable operation of the gas pipeline system.

Improvements were also made to the transportation measurement systems, installing clamp-on measurement systems directly on the gas pipelines, when previously the measurement was located inside the Compressor Plant. These works were carried out at Magallanes, Dolavon and Manantiales Behr Compressor Plants. Improvements were also made in the metering stations located in the Buenos Aires ring. These works were carried out in Las Heras, Ezeiza and Gutiérrez.

Finally, the operation of the system during 2021, despite the COVID, was satisfactorily carried out with no interruptions in the service.

During 2020, there were only one leak on the interconnection gas pipeline “Neuba I Gas Pipeline - Huincul Senillosa 16”, in the Province of Neuquén, which did not cause any interruption in the service provided. As a result, there were no victims or significant damages.

During 2019, we experienced two pipeline failures, one in the General San Martín pipeline—between the San Julián and Río Seco Compressor Plants, in the Province of Santa Cruz and one event caused by third parties in the Cordillerano pipeline—between the Plaza Huincul and Picún Leufú Compressor Plants. Neither of such failures resulted in material service interruptions, significant damages, or casualties. Despite such incidents, our pipeline system met the natural gas dispatch demand and was in accordance with the requirements of ENARGAS and other relevant authorities. Except for the rupture described above, there was no any other major safety related incident in our system since 2019.

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

Ownership of the works of the Second Expansion is vested in NAFISA and the investment is financed by other gas trust funds whose trustors are the natural gas producers and the shippers that have subscribed to the additional capacity. The works are being repaid with a new tariff charge that will ultimately be paid by the business and industrial users with firm transportation contracts, and not by the residential users. In addition, as the assets related to the Second Expansion become operational, we are in charge of their operation and maintenance (together with the assets related to the First Expansion) through an operation and maintenance agreement and the rendering of natural gas firm transportation services. In order to compensate us for the operation and maintenance services provided with respect to the incremental transportation capacity associated with the expansions carried out by the Gas Trusts and us since 2006, we are paid a monthly CAU, which currently is lower than the transportation tariff. The access and use charge (“CAU”) has resulted in increased fees and revenues in our Natural Gas Transportation segment as the expansion works have become operational.

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

On July 20, 2016, NAFISA notified us of the former Ministry of Energy’s decision to suspend works for the Second Expansion. We took measures for the collection of the amounts owed by NAFISA to us. Subsequently, on February 2017, NAFISA resumed repayment of the promissory notes it issued to us evidencing NAFISA’s payment obligations to us for the work we completed on the Second Expansion. During 2021 and 2020, we did not have significant delays in the collection of these credits.

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

For the year ended December 31, 2021, we recorded a charge of Ps.2,182 million for services rendered by Pampa Energía pursuant to the amended SATFO.

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

As a result of this environment, the Government implemented a set of measures designed to address the combination of rising demand and lower investment in exploration, production, transportation and distribution of natural gas, including, among others:

•
creation of IEASA (formerly ENARSA) in 2004 for the purposes of restoring levels of reserves, production and supply of natural gas and meeting the infrastructure needs of the natural gas transportation and electricity industries;

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

•
hiring of two re-gasifying LGN tankers through IEASA, in Bahía Blanca (2008) and Escobar (2011), to inject natural gas into the pipeline. The tanker located at Bahía Blanca, which was retired in November 2018, was connected to our pipeline, and the tanker at Escobar is connected to TGN’s pipeline;

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

•	creation of trust funds to finance infrastructure works in transportation and distribution of natural gas;

•	importation of natural gas from Bolivia and Chile, which has increased significantly over the past two years;

•	importation of LGN through vessels;

•	creation of tariff charges to be paid by all consumers other than residential consumers in order to finance natural gas and electricity expansions and the import of natural gas;

•	creation of a stimulus program to encourage new investments in exploration and exploitation;

•	the establishment of the 2020-2024 natural gas scheme through the Plan Gas.Ar; and

•	the establishment of the Transport.Ar Program which declares of public interest the building of the NK Pipeline in order to solve the natural gas transportation bottleneck from the Neuquén Province.

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

•
the increase of the prices of natural gas at the PIST and the tariffs of the public transport and distribution of natural gas service have been propitiated in order to correct the deterioration in the supply of this fluid and to reduce the burden that the public subsidies have on the national budget.

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

These resolutions were subject to several legal actions questioning their validity, and on August 18, 2016, Argentina’s Supreme Court of Justice issued a decision (i) requiring mandatory public hearings prior to the establishment of new natural gas transportation and distribution tariffs, (ii) requiring mandatory public hearings prior to the establishment of a new point-of-injection gas price, and (iii) invalidating Resolutions 28 and 31 with respect to residential users, for whom the tariffs effective as of March 31, 2016, were required to be restored.

On August 19, 2016, ENARGAS issued Resolution No. 3,953/2016, ordering the public hearings held from September 16 to 18 of 2016 (“September 2016 Public Hearing”) to consider the following: (i) determination of the new PIST price (ii) establishment of the transitory tariffs for transportation and distribution of natural gas, to be effective until new tariffs are set by the RTI process, (iii) establishment of new prices for the distribution of undiluted propane gas through networks (“Propane for Networks Agreement”) and (iv) rate adjustments to be implemented in April and October of each year.

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

In January 2017, the Government announced the implementation of certain benefits in order to increase oil and natural gas production. This announcement was aimed at attracting local and foreign investments with an emphasis in the Vaca Muerta formation of the Neuquina basin. The announcements included:

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

On February 11, 2019, the Argentine Energy Ministry issued Resolution No. 32/2019 which sets a new mechanism for price competitions for the provision of natural gas that are developed within the framework of the Mercado Eléctrico de Gas S.A. (“MEGSA”) and that will cover the demand for the period from April 1, 2019 to March 31, 2020.

Since March 2020 and during the rest of such year, the oil and NGL prices fell sharply and were very volatile primarily due to the COVID pandemic and geopolitical tensions among OPEC members and Russia. In addition, the quarantine measures taken by the Government to slow down COVID spread have caused a significant decrease in the consumption of natural gas and gasoline. The demand for natural gas in the industrial sector was affected by a reduction of small industries that were paralyzed especially in the Great Buenos Aires, and some large industries that have reduced their activity.

Additionally, the domestic demand for fuels decreased considerably due to the contraction in consumption. Likewise, important restrictions were verified by the main exporting companies as a consequence of the restrictions imposed by the different countries for the unloading of products.

As the economic activity recovered in 2021, the oil and NGL prices have also started to increase. In addition, the invasion of Ukraine by Russia significantly increased oil prices which continue to be very volatile.

On October 29, 2021, the SE issued Resolution No. 1,036/2021 establishing the guidelines for an energy transition plan 2030. This plan contemplates a series of measures aimed at reducing CO2 emissions, efficient energy consumption and a plan for the promotion of gasification actions in the country, which contemplates making the necessary investments to bring gas to the points of consumption.

The creation of the Transport.Ar Program is intended to solve the infrastructure deficit, with investments distributed in three stages. Stage I, to be executed from 2021 to 2023, foresees investments in gas pipelines for 3,371 million dollars. Stage II is already being planned and it is also estimated that Stage III will be executed by 2030. The total amount invested is estimated at around USD 10 billion.

It is not possible to estimate the scope and impact of the COVID pandemic (including its variants) or and the measures adopted by the Government to mitigate such impact.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphics below illustrate the breakdown of natural gas consumption in Argentina in 2006 and 2021 by type of consumer:

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

The following table sets forth local natural gas consumption by type of consumer for the three consecutive years to 2021, in MMm3:

	2019	2020	2021
Residential (1)	10,178.2	10,499.0	10,552.9
Commercial	1,460.2	1,080.5	1,149.3
Industries (2)	13,286.9	12,672.8	12,111.3
Power plants	15,325.8	14,438.6	16,083.1
CNG	2,479.7	1,867.8	2,342.8
Others (3)	441.1	314.5	407.6
Total	43,171.9	40,873.2	42,647.0

(1)	Includes subdistributors.
(2)	Includes shrinkage natural gas from the Cerri Complex, which is included in Others.
(3)	Includes governmental bodies.
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

The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by IEASA to deal with the decrease in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years. During 2021, the fifth addendum to this agreement came into force, which modifies the price formula and, due to the decline in Bolivian reserves, reduces supply volumes (-4 MMm3/d in winter with respect to the 4th addendum). At the date of issuance of this Annual Report, the governments of Argentina and Bolivia are negotiating the signing of a new addendum, after the expiration that took place on December 31, 2021.

 Natural gas consumption during the first quarter of 2020 was at similar levels to those of the previous year. The largest differences were recorded in the electricity generation sector, mainly as a result of variations in temperatures and water availability when comparing the same periods of 2019, and to a lesser extent, during the first quarter of 2020 there were even higher exports to Chile. Given the COVID, from the second quarter onwards, the sectors most impacted by the lockdown measures were the consumption of compressed natural gas for vehicles (CNG) and the industrial sector. At the same time, electricity demand from industry and commerce fell during these months (a fall partially cushioned by higher residential consumption), added to higher renewable and nuclear generation and the entry of more efficient thermal power plants, all these factors, mainly added to a lower availability of gas in the fields, led to a lower consumption of natural gas by power plants -which had to resort to the use of alternative fuels in winter. Towards the end of 2020, some recovery can be observed in the hardest hit sectors, although we are still below the previous year’s records, mainly in exports, which failed to recover due in part to the drop in natural gas production.

In 2020, natural gas demand decreased with respect to 2019 by 282 MMcf/d, mainly due to the fall in exports, industrial consumption, CNG and power plant consumption (which had to resort to the use of substitute fuels - diesel and fuel oil - due to the lack of sufficient gas availability in the winter).

The following are some of the main factors that characterized the higher demand for natural gas in Argentina for the year 2021 compared to the previous year:

•
The recovery of those sectors mainly impacted by restrictions on circulation (CNG, Industry and Commerce) as from the enactment of Decree No. 297/2020, which established the stay-at-home measures as from March 20, 2020.

•
The decreasing prices of natural gas for the priority demand due to the lack of updating of tariffs. For the rest of the segments there were price increases in the winter based on PIST proposed by the Plan Gas. AR for the period 2020-2024.

•
During the first months of 2021, and due to the delay in the implementation of the Plan Gas.Ar, natural gas production had a downward trend of approximately 10 MMm3/d with respect to 2020. As from May 2021 and thanks to the incentive scheme proposed by this plan, production levels were increased.

•
Due to the effect of the decrease in natural gas production, the increase in economic activity and the lower winter temperatures that required to meet a higher priority demand, during 2021 it was necessary, during the months of June, July and August, to import LGN through the regasification vessel in Bahía Blanca -which had stopped operating in 2019.

•
Regarding electricity generation, in a year characterized by a drought that impacted hydroelectric generation (-17.1%), total electricity generation increased by 5.7%. The decrease in hydroelectric generation was offset by higher renewable energy generation (36.9%) and higher thermal generation (9.4%).

Natural gas consumption during the first quarter of 2021 was below the levels recorded in the same period of the previous year. This difference is mainly explained by natural gas exports, which were suspended due to the low local production in the months prior to the beginning of the injection commitments assumed in the Plan Gas.Ar. For the 2021-2022 summer period, according to the Natural Gas Export Authorization Procedure (Res. 360/2021), the allocation of firm export volumes cannot exceed 6 MMm3/d (Neuquina 4 MMm3/d and Austral 2 MMm3/d).

The low availability of local natural gas also caused the power generation sector to have less natural gas available during the first months of the year, resulting in a higher consumption of liquids (gasoil and fuel oil) to supply the demand. Later, when production levels recovered and the Bahía Blanca regasification ship came into service, added to the drought that caused a decrease in hydroelectric generation, a higher consumption of natural gas can be observed in the power plants in the winter months (mainly July and August).

From the second quarter onwards, demand began to recover, mainly due to the rebound in consumption in the sectors most impacted during the year 2020 by the traffic restriction.

Natural gas demand (in MMm3/d average year) increased with respect to 2020 by 3 MMm3/d, mainly due to the recovery of industrial consumption, CNG and power plant consumption (which also had to resort to the use of substitute fuels - diesel and fuel oil - due to the lack of sufficient gas availability in the winter). The higher consumption of priority demand is mainly due to lower temperatures in the first months of winter (May and June) compared to the same period of the previous year.

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Norwest in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2021, 60% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LGN tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf basin. We are not connected to the Cuyo or Northwest basin.

The graph below shows the evolution of gross natural gas production from 2010 to 2021 in MMm3/d:

Source: Secretary of Energy

Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves, reserve life and production as of December 31, 2020 and 2019 (the most recent years for which information is available):

Basin	Location by province	Proved Gas Reserves(Bcf)(1)(2)		Production (Bcf)		Reserve Life (years)(3)
		2020	2019	2020	2019	2020	2019
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza (South)	244.9	233.3	27.7	30.7	8	7
Austral	Tierra del Fuego, Santa Cruz (South), and offshore	86.2	91.2	11.5	12.0	9	9
San Jorge Gulf	Chubut, Santa Cruz (North)	35.4	41.1	4.2	4.7	8	9
Cuyo	Mendoza (North)	0.2	0.1	0.0	0.1	3	6
Northwest	Salta, Jujuy, Formosa	9.4	11.0	1.7	1.8	6	6
Total		376.1	376.7	45.1	49.4	8	8

(1)
Estimated as of December 31, 2020 and 2019, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.
(3)	Weighted average reserve life for all basins, at the 2020 or 2019 production levels, respectively.
Source: Ministry of Energy.

Given the marked seasonality of natural gas demand in Argentina, with consumption peaks in the winter months, where the residential sector is mainly the source of such fluctuations in demand, Argentina’s domestic natural gas production together with the natural gas import contract from Bolivia satisfies consumption during the warmer months (October through April), but production is insufficient to meet demand needs during the colder months (May to September), requiring Argentina to import additional volumes of natural gas from pipelines interconnecting it with neighboring countries (mainly Bolivia and occasionally Chile) and imports through LGN regasification vessels. However, during the first part of 2021 and despite the higher import volumes from Bolivia, liquid fuel consumption was needed to meet the natural gas demand of power plants given the drop in natural gas production and the lack of water availability in hydroelectric power plants.

In 2021, total natural gas injection recovered significantly from May onwards, reaching its maximum injection in August (123 MMm3/d; +11 MMm3/d more than in August 2020).

In 2021, YPF continued to be the main producer in Argentina with a 28% market share, followed by Total Austral S.A. with a 25% market share. The graph below shows the market share of the main natural gas operators in Argentina in terms of production for 2021.

Main Natural Gas Producers 2021

Source: Secretary of Energy

In 2021, total natural gas production increased by 0.4% with respect to the previous year.

The Neuquina basin accounts for all the growth, which rose from 67 MMm3/d in April to 88 MMm3/d in August, mainly from unconventional reservoirs (73% of the Neuquina basin production). On the other hand, the remaining basins continued with their natural decline (even Bolivia is also in the process of decline), which makes the construction of a third trunk pipeline to evacuate the incremental gas associated with the development of reserves in the Neuquén basin imperative.

On February 7, 2022, the Secretary of Energy issued Resolution No. 67/2022 creating the Transport.Ar Program and declaring the construction of the NK Pipeline and complementary works as of public interest, the expansion and strengthening works of the National Natural Gas Transportation System, such as the gas pipeline between the cities of Mercedes and Cardales in the Province of Buenos Aires and the expansion of the Neuba II gas pipeline.

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

The program guarantees a mechanism to meet the natural gas needs of priority demand and power plants, allowing exports of unused balances in non-winter periods. The program will have a duration of four years and may be extended by the Secretariat of Energy based on its evaluation of the situation in the gas market.

On December 3, 2020 the first auction was held within the framework of the Gas.Ar Plan by means of which the government promoted to have a base of 70 MMm3/d, corresponding to the Neuquina basin 47.2 MMm3/d, to the Austral Basin 20 MMm3/d and to the Northeast Basin 2.8 MMm3/d, plus additional volumes in winter. Producers in the Neuquén Basin offered 49.35 MMm3/d. From the Austral Basin, bids totaled 18.5 MMm3/d. In other words, in total, the initiative achieved a commitment of 67.85 MMm3/d, just below the target.

On February 22, 2021, pursuant to Resolution No. 129/2021, the Energy Secretariat called for a new bidding within the framework of the Gas.Ar Plan to supply with domestic natural gas production the highest demands of the winter period. Companies submitted their bids for a volume of up to 4.5 MMm3. The weighted price of round two for the winter of 2021 was 4.731 USD/MMbtu. For the winters of 2022, 2023 and 2024 the volume bid was 3.36 MMm3/day at a weighted average price of 4.73 USD/MMbtu.

In mid-October 2021 the third round of the Plan Gas.Ar was called through Res. 984/21. In it, the purchase of 3 million m3/day of gas from the Neuquina basin, 1.5 million m3/day from the South of the country and 1 million m3/day from the Northwest was tendered for the years 2022 to 2024 inclusive, with injection starting next winter 2022.

There were only offers from the Neuquina basin. The natural gas production of the Neuquina basin represented approximately 60% of the total production of natural gas in Argentina during 2021. The chart below shows the evolution of the MMcf/d of natural gas produced in the applicable basin for the period indicated.

The supply from Bolivia -under the agreement signed between both governments- resulted in an average of 12.7 MMm3/d, 2.3 MMm3/d less than the volume recorded in 2020. On the other hand, LGN imports by sea, re-gasified and injected into the national natural gas transportation system at the port of Escobar and Bahía Blanca located in the Province of Buenos Aires, recorded an average contribution of 9.5 MMm3/d in 2021, 3.9 MMm3/d above the LGN contribution recorded in 2020, when only the Escobar ship operated.

Additionally, and with the same purpose of supplying the winter peak demand, YPF and IEASA launched a bidding process to supply natural gas production for the winter period. IEASA launched a bidding process for the acquisition of an LGN regasification vessel in Bahía Blanca as it has been done in the past. Finally, in April 2021, Excelerate resulted in the awarded company of the above mentioned bidding process.

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

After the implementation of Plan Gas.Ar, production in the Neuquina basin during 2020 was 5% higher than the previous year. This is a variation above the average and made it possible to compensate for the drop in production in the remaining basins.

Cumulative production in the last twelve months fell in 3 of the country’s 5 basins: only in the Neuquén basin did it grow by 4.6%. On the other hand, production fell in the Austral, golfo of San Jorge and Noroeste basins by 5.9%, 5.3% and 10.1%, respectively. There was no variation in the production for the Cuyana Basin.

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

Natural gas production in Vaca Muerta increased 21.6% during the last twelve months ended December 31, 2021. Vaca Muerta represents 29.4% of the total gas produced in the country in 2021. In this case the three main operators are Tecpetrol, which is the main operator, YPF and Total Austral. In the Vaca Muerta formation Tecpetrol increased its annual production 15.6% while YPF’s production was 47% higher. On the other hand, Total Austral reduced its annual production by 11.5%.

The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 63.2% was transported by us and approximately 36.8% by TGN for the year ended December 31, 2021.

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

In addition, ENAP Sipetrol Argentina S.A., YPF and IEASA signed an agreement to explore and develop offshore fields in the continental shelf of Argentina, and on September 5, 2019, SHR issued Resolutions No. 524 and 525, which granted an eight-year exploration permit on off-shore areas to Shell Argentina S.A. and QP Oil and Gas S.A.U.

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina is comprised by the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees (primarily Decree No. 2255/92, which includes the Basic Rules for Transportation Licenses and Regulations of the Transportation Services), the Pliego, the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law of Argentina regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations, which are no longer in effect, significantly altered the regulatory regime under which we operated since 2002. Notwithstanding this, in December 2019 the national congress passed the Solidarity Law that introduced certain modifications to the RTI concluded in March 2018 with the issuance of Decree No. 250/2018 (“Decree 250”) by the Executive Branch. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

ENARGAS, which was established by the Natural Gas Law, is an autonomous entity responsible for enforcing the provisions of the Natural Gas Law, the applicable regulations and the licenses of the privatized companies. Under the provisions of the Natural Gas Law, ENARGAS is required to be governed by a board of directors composed of five full-time directors appointed by the Executive Branch subject to confirmation by the Argentine Congress. However, from 2004 to 2007, ENARGAS was governed by three directors who were not confirmed by the Argentine Congress, and, since 2007, ENARGAS has been administered by an intervention inspector appointed by the Executive Branch for consecutive 180-day terms. After several renewals, the Executive Branch extended its intervention of ENARGAS and appointed a sub-inspector. Finally, on January 31, 2018, through Decree No. 84/2018, the Executive Branch appointed Mauricio Ezequiel Roitman as ENARGAS President for a period of five years, thus terminating the intervention period. However, the Solidarity Law established a new intervention of ENARGAS. Thus, on March 16, 2020, by means of Executive Order No. 278/2020, Federico Bernal was appointed as intervention inspector for a period of one year. ENARGAS’s intervention was extended through Decree 1020.

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

Decree No. 465/19. On July, 2019, the Executive Branch issued Decree No. 465/2019, which instructed SHR to start a national and international bidding process, to grant a new license for the natural gas transportation system, which includes the construction of a pipeline between Tratayén and Salliqueló (in the Buenos Aires Province) and between Salliqueló and San Nicolás. Through Resolution No. 437 issued on July 30, 2019, SHR called for the bidding process. On April 2, 2020, the Secretary of Energy extended the deadline to submit the bids until December 30, 2020 and announced amendments to the bidding terms and conditions. The Undersecretary of Hydrocarbons and Fuels has been instructed to evaluate other alternatives for the construction of a new gas pipeline and/or the expansion of transportation capacities. On December 30,2020 the Secretary of Energy enacted Resolution No. 448/20 cancelled the aforementioned public bidding process.

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
Source: ENARGAS Resolution 265.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2019, to March 31, 2020, following the issuance of Resolution No. 192/2019 (the “Resolution 192”):

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
Source: ENARGAS Resolution 192.

No tariff increases have been received between March 1, 2020 and February 28, 2022. On February 1, 2022, ENARGAS provided us with a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”), which was approved by our Board of Directors on February 2, 2022 and by the different governmental agencies on February 18, 2022. Such agreement was ratified by the PEN through Decree No. 91/2022, effective as of February 23, 2022, which provides a transitional tariff increase of 60% as of March 1, 2022 (the “RTT 2022”).

On February 25, 2022, Resolution No. 60/2022 of ENARGAS was published in the Official Gazette, whereby it put into effect as from March 1, 2022 the new tariff charts that contemplate the RTT 2022.

Since March 1, 2022
		Firm	Interruptible
Rate Zones		Reservation Charge(1) (Ps.m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	4.264230	142.139429	0.49
	Santa Cruz Sur	8.598976	286.635514	0.98
	Chubut Sur	21.934741	731.158661	3.38
	Buenos Aires Sur	25.842158	861.405029	5.60
	Bahía Blanca	39.584067	1319.468720	8.40
	La Pampa Norte	39.443712	1314.789427	8.60
	Buenos Aires	46.313776	1543.792341	10.35
	Greater Buenos Aires	51.964040	1732.135152	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	4.321734	144.056613	0.49
	Chubut Sur	17.638267	587.942003	2.89
	Buenos Aires Sur	21.554037	718.467267	5.11
	Bahía Blanca	35.367218	1178.906792	7.91
	La Pampa Norte	35.360869	1178.694549	8.11
	Buenos Aires	42.118955	1403.964290	9.86
	Greater Buenos Aires	47.786597	1592.888043	10.78
From Chubut to:	Chubut Sur	4.286186	142.872109	0.49
	Buenos Aires Sur	8.036683	267.885126	2.71
	Bahía Blanca	21.430931	714.360376	5.51
	La Pampa Norte	22.502477	750.078334	5.71
	Buenos Aires	27.860154	928.668400	7.46
	Greater Buenos Aires	33.217830	1107.258466	8.38
From Neuquén to:	Neuquén	3.808570	130.578995	0.49
	Bahía Blanca	18.498683	616.441323	2.80
	La Pampa Norte	19.925115	663.992451	3.15
	Buenos Aires	25.052582	834.905122	3.91
	Greater Buenos Aires	30.685834	1024.688922	4.86
From Bahía Blanca to:	Bahía Blanca	4.286168	142.872131	0.49
	La Pampa Norte	1.071542	35.717949	0.20
	Buenos Aires	6.429195	214.308030	1.95
	Greater Buenos Aires	11.786904	392.898110	2.87

In addition to the tariffs above, we are entitled to a CAU. Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016, by ENARGAS. We received an additional 50% and 19.7 % increase in the CAU on April 1, 2018, and October 1, 2018, respectively. In 2021, we recognized revenues of Ps. 863 million as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. See “Item 4. —Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

As several legal proceedings were initiated against Resolution 3724 in order to obtain the annulment of the increase of the PIST and the tariff increases for the natural gas transportation and distribution licensees approved by ENARGAS, we were not able to bill the 200.1% increase in full. On August 18, 2016, the Supreme Court order issued its final decision mandating the Government to (i) implement mandatory public hearings prior to the establishment of natural gas transportation and distribution tariffs, (ii) implement mandatory public hearings prior to the establishment of the point-of-injection gas price and (iii) declare the invalidity of Resolutions 28 and 31 with respect to residential users, for whom tariffs had to be returned to tariff rates effective as of March 31, 2016.

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

Resolution 74 Tariff Increases

On March 30, 2017, we entered into the Integral Renegotiation Agreement (the “2017 Integral Agreement”) and the related 2017 Transitional Agreement. On the same day and consistent with the 2017 Transitional Agreement, the Ministry of Energy enacted Resolution 74, which increased the price of the natural gas consumed by power plants starting on April 1, 2017 and ENARGAS issued Resolution 4362 by which a new transitional tariff schedule applicable to us determined a total tariff increase of 214.2% and 37%, on the tariff of the natural gas transportation service and the CAU, respectively. However, Resolution 74 provided for a limitation on the full effectiveness of the tariff increase arising from the RTI process until the approvals of the 2017 Integral Agreement were completed. This meant that the tariff increase was granted in three stages on April 1, 2017, December 1, 2017 and April 1, 2018. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective since April 1, 2017.

As required by Resolution 74, the first of the tariff increases was granted by Resolution 4362 since April 1, 2017, amounting to 64.2% of our natural gas transportation service tariff. In this opportunity, the CAU was not increased. In addition, pursuant to Resolution 4362, we were required to execute the Five-Year Plan. In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff and the CAU to reflect changes in WPI, which must be approved by ENARGAS evaluating the evolution of the economic circumstances.

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

On March 27, 2018, through Decree 250, the Executive Branch ratified the 2017 Integral Agreement, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concluded the RTI process and terminated the 2017 Transitional Agreement, representing the final renegotiation of our License with the Government after 17 years of negotiations. As a result of the foregoing, (i) we were entitled to the final tariff increase contemplated in Resolution 4362 (finally granted by Resolution 310 mentioned above), and (ii) we and our current and former shareholders withdrew any claim against the Government related to our business resulting from the Public Emergency Law, including the ICSID Claim, on June 26, 2018.

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

Resolution 4362 provided for a semiannual adjustment mechanism based on changes in the WPI. The increase is not automatic, however, as it requires the prior approval of ENARGAS.

On September 4, 2018, a public hearing was held at which we presented a proposed adjustment for our tariffs for the following six months for natural gas transportation service. Finally, on September 28, 2018, ENARGAS issued Resolution 265, which provided an increase of 19.67% over the tariff for the natural gas transport service. This increase came into effect on October 1, 2018.

On February 26, 2019, a new public hearing took place with the aim of establishing the semiannual tariff. On March, 29 2019, ENARGAS issued Resolution 192, which provided an increase of 26% over the tariff for the natural gas transport service. This increase came into effect on April 1, 2019, and was calculated considering the WPI for the period August 2018–February 2019.

As a consequence of Argentina’s economic condition, and together with other measures taken by the Government, on September 3, 2019, the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) issued Resolution No. 521/2019 (“Resolution 521”) – later complemented by Resolution N° 751/2019– which deferred the semiannual adjustment corresponding to October 1, 2019, to January 1, 2020. During 2019 and 2020, according to the RTI, we were entitled to receive two tariff increases, one each year, in order to compensate us for inflation, which affects our operating costs. As of the date of this Annual Report, we have only received a tariff increase in April 2019.

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

On June 19, 2020, the Executive Branch issued Decree No. 543/2020 extending the effectiveness of the aforementioned Article 5° for an additional term of 180 calendar days, i.e., until December 16, 2020.

The Solidarity Law and subsequent decrees issued by the Executive Branch determined the freezing of our tariff schedule. In this context, and within the framework of Decree 1020, the Executive Branch started a new RTI process and extended the tariff freeze until transitory tariffs are approved.

Decree 1020 established that the term of the renegotiation may not exceed two years from the effective date of said decree, suspending until then the agreements corresponding to the respective RTI in force with the scope determined in each case by the ENARGAS. The renegotiation process will culminate with the subscription of a final agreement on the RTI.

The Decree 1020 defines ENARGAS to carry out the renegotiation process. Within the renegotiation process, transitory adjustments of tariffs and/or their segmentation may be foreseen, as the case may be. Likewise, it must carry out the relevant and appropriate public hearing, public consultation and citizen participation regimes, as well as give intervention to the Procuración del Tesoro de la Nación and to the Sindicatura General de la Nación. Finally, the resulting agreement must have the corresponding governmental approvals.

On February 17, 2021, by means of Resolution No. 117/2021, the Secretary of Energy called a public hearing for March 15, 2021 in order to discuss the PIST price to be subsidized by the Government of Argentina.

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

On April 28, 2021, ENARGAS sent to us a Draft Transitory Agreement 2021 within the framework of the provisions of Decree No. 1020/2020. This project includes:

•	The non-granting of a transitory tariff increase, remaining without variations in the rate charts approved by Enargas in April 2019.

•
Establishes that from May 2021 and until the Agreement is in force of Definitive Renegotiation, ENARGAS will proceed to re-calculate the rates of transport at that time in force with effect from April 1, 2022.

•	Does not establish a mandatory investment plan.

•	Provides for the prohibition of: (i) distributing dividends and b) paying in advance financial and commercial debts contracted with shareholders, acquire other companies or give credits.

On April 30, 2021, through a note sent to that body, we stated that, given the context in which it develops its activities and the proposed terms and conditions, it is not feasible for the Company to sign the Draft Temporary Agreement 2021 where it is not recognized any rate increase for the company.

Subsequently, on June 2, 2021, ENARGAS issued Resolution No. 149/2021 that approves a Transition Tariff Regime (the “Transition Regime”) for us with effect from of that date. Said Transitional Regime (i) does not grant a transitory tariff increase in favor of the Company, but the current rate charts in force since April 1, 2019; (ii) provides that from the entry into force of the Transitional Regime -and until the Definitive Renegotiation Agreement is not in force- the possibility is contemplated that ENARGAS adjusts our rates as of April 1, 2022; (iii) does not establish a new mandatory plan of investments and (iv) establishes the prohibition of distributing dividends and canceling advance financial and commercial debts contracted with shareholders, acquire other companies or grant credits.

In addition, Decree No. 311/2020 (the “Decree 311”, as amended by Decree No. 756/2020), provided for the suspension of the cuts of public utilities for non-payment for a term of 180 days, subsequently extended until December 31, 2020, and the implementation of several measures aimed at sustaining the income of those sectors of the economy that suffer the most from the impact of the crisis. Both the aforementioned and the lockdown measures have implied certain delays in the receipt of collections related to this business segment which, although it has improved recently, it cannot be guaranteed that such situation will be maintained in time.

Subsequently, on February 1, 2022, we received from ENARGAS a proposal for a 2022 Transitional Agreement, which was approved by our Board of Directors on February 2, 2022 and by the different governmental agencies on February 18, 2022. Such agreement was ratified by the Executive Branch through Decree No. 91/2022, effective as of February 23, 2022, which established a 60% tariff increase as of March 1, 2022.

On February 25, 2022, Resolution No. 60/2022 of ENARGAS was published in the Official Gazette, whereby it put into effect as from March 1, 2022 the new tariff charts that contemplate the 2022 tariff increase.

In accordance with the provisions of the 2022 Transitional Agreement, we committed not to initiate new claims, appeals, actions, lawsuits, or demands of any kind; and/or to suspend, maintain suspended or extend the suspension of all appeals and claims filed that are in any way related to the Renegotiation of the Comprehensive Tariff Review in force, Law No. 27,541, Decrees No. 278/20 and No. 1020/20.

As of the date of this Annual Report, we are holding meetings with ENARGAS since, notwithstanding the 2022 tariff increase, a new tariff recalculation for the 2022 period may be commenced and ENARGAS may consider a new transitory increase and RTI.

On April 14, 2022, the Secretary of Energy called for public hearings to be held on May 10, 11 and 12 in order to address the: (i) the increase in the PIST, (ii) the price of electric energy and (iii) the implementation of the segmentation in the granting of subsidies to the price of energy by the National State to users of natural gas service and electric energy service, for the 2022-2023 biennium.

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

Our business activities primarily have an impact on the atmosphere (as a result of methane release and combustion gases), the soil and watercourses due to the pipelines (including maintenance, third parties’ actions or failures). Our activities also generate hazardous waste and environmental noise. Further, we may be required to handle universal archeological or paleontological findings during works. All these aspects are monitored and measured under our comprehensive environmental program. We also conduct an annual emergency drill program to test our response capacity under safety and environmental emergencies, the 2021 drill was completed with satisfactory results. Our policy also extends to our contractors, who are required to comply with the same standards and implement environmental protection measures for the execution of each work.

See “Item 4. —Our Information—D. Property, Plant and Equipment—Environmental and Sustainability Policy.”

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

In 2008 and 2010, the Government, through IEASA, completed the construction of two natural gas regasification ports in Bahía Blanca and Escobar, province of Buenos Aires, which are intended to supplement the natural gas supply deficit. In order to supply the peak demand in winter, YPF and IEASA launched a process tender for the acquisition of a LGN regasification vessel in Bahía Blanca as has been carried out in the past. Finally, the Ministry of Energy announced Excelerate as the winner of the aforementioned tender.

In addition, the Argentine Government has launched a series of projects to promote the exploration and development of new natural gas reserves.

Through Resolution No. 1036/2021, published in the Official Gazette on November 1, 2021, the Secretariat of Energy approved the “Guidelines for an Energy Transition Plan to 2030” where the objectives and characteristics of the Argentine energy matrix and the main action guidelines to comply with them are formulated.

The abovementioned Resolution incorporates the Energy Transition Program, which establishes a series of general objectives and strategic guidelines for 2030 in energy matters. Regarding the guidelines, the program includes energy efficiency; clean energy in greenhouse gas (GHG) emissions; gasification; development of national technological capacities; resilience of the energy system; federalization of energy development; national strategy for the development of hydrogen.

Within this framework, on February 11, 2022, Resolution 67 was published, which created the Transport.Ar Program whose main purpose is to promote the development and growth of natural gas production and supply.

The program is aimed at the development of different economic and industrial aspects. In particular, within the framework of such development, it aims at: (i) the growth of natural gas production and supply; (ii) the substitution of NGL and Gas Oil - Fuel Oil imports; (iii) ensuring energy supply and guaranteeing domestic supply; (iv) increasing the reliability of the energy system; (v) optimizing the national transportation system; (vi) increasing natural gas exports from neighboring countries; and (vii) tending to regional gas integration.

Among the works included in the program are:

a) NK pipeline.

b) Construction of the gas pipeline between the cities of Mercedes and Cardales in the Province of Buenos Aires.

c) Expansion of NEUBA II Gas Pipeline: loops and compressor plants.

d) Reversion of the North Gas Pipeline Stages I and II.

e) Expansion of the Central West Gas Pipeline: different sections between the Neuquén and Litoral areas in the Province of Santa Fé.

f) Expansion of the final sections of gas pipelines in AMBA.

Also, the following additional works to be executed in subsequent stages are included:

-          Expansion of the transportation capacity of the Gasoducto del Noreste Argentino (GNEA) by compression increase.

-          GNEA - San Jerónimo connection from the cities of Barrancas to Desvío Arijón in the Province of Santa Fé.

-          Construction of loops and compression in Aldea Brasilera (Entrerriano Gas Pipeline).

-          Expansion of the transportation capacity of the General San Martín Gas Pipeline.

-          Execution of Stage III “Mesopotamia” of the Gas Pipeline of Northeastern Argentina (GNEA) in the Provinces of Corrientes and Misiones.

Also, by means of Decree No. 76/2022 of February 11, 2022, the concession of the NK Pipeline was granted to IEASA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with IEASA as trustee and beneficiary, and BICE as trustee.

The construction of the NK Pipeline, and its complementary works, is of vital importance for the Argentine energy development and in a first stage it will connect the town of Tratayén in the Province of Neuquén with the town of Salliqueló in the Province of Buenos Aires, where it will be connected to the gas pipeline system operated by us. The second stage will consist of the construction of the gas pipeline section to San Jerónimo in the south of the Province of Santa Fé.

The works will be carried out by IEASA, which will be able to do it by itself or through third parties, with priority to YPF. In the event that for the execution of the works the ES opens a call for bids, we will evaluate the convenience of participating in the provision of the operation and maintenance service.

On February 23, 2022 the Energy Secretariat launched the bidding process for the purchase of the necessary pipelines for the construction of this gas pipeline, which will end on March 31, 2022.

If this or an alternative project continues and is awarded to another company, then we will compete on a day-to-day basis for natural gas, interruptible transportation services and, from time to time, for new natural gas firm transportation services made available as a result of future expansion projects to transport nonconventional natural gas from the Vaca Muerta area.

In addition, the Government has implemented a number of projects to encourage the exploration and development of new natural gas reserves, or secure alternative supplies of natural gas, in recent years.  See “Item 4. —Our Information—B. Business Overview—Natural Gas Transportation—The Argentine Natural Gas Industry.” For example, the Northeast pipeline is a project, led by the Government, which will connect the Bolivian natural gas basins with the northeastern region of Argentina and the greater Buenos Aires region. In recent years, the Government has carried out, albeit with some delays, the development of the expansion works.

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

During 2021, 2020 and 2019, all of our Liquid sales were on our own account. Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic market” below.

Liquids production in 2021 reached 1,120,146 tons, a decrease of 47,497 tons or 4%, with respect to Liquids production in 2020. During 2021, there were no production restrictions during the winter period. The reduction in volumes produced was mainly due to the reduction in demand for products destined for export.

In 2021, we were the second ethane producer behind MEGA, and our market share increased to more than 40% of the total ethane produced in Argentina in that year. The graphs below show our share in total propane and butane production in Argentina during 2021:

In response to the COVID pandemic, we have established the “Prevention Committee for Contingency against Coronavirus 2020”, with the purpose of adopting the necessary measures to prevent the health of its collaborators and contractors, as well as to guarantee the processing and dispatch of LPG.

The guards at the Cerri Complex and Puerto Galván were reinforced and different training and prevention activities were carried out to ensure that the dispatch of products by truck or ship was not interrupted by any type of incident related to COVID. All these tasks were coordinated with the corresponding health authorities and in compliance with national, provincial and municipal protocols.

During 2021, as a result of the COVID pandemic, normal activities within the TGS facilities continued to be affected. For this purpose, sanitary bubbles were formed with the personnel, optimizing the necessary resources for the operation, maintenance and dispatch of the product. Entry protocols were applied by measuring temperature, sensitivity and questionnaires, both for the company’s own personnel and contractors. The implementation of weekly meetings for control and follow-up of actions and cases allowed the continuous adjustment of the complex’s operation. The facilities were adapted to the requirements of distance, isolation and good practices recommended by the WHO.

During 2021, propane and butane deliveries to the export market were operated on a spot basis, capturing opportunities associated with different market niches, which allowed for a considerable increase in the individual fixed premiums of each operation.

Also, in April 2021, the first maritime export was made directly (without intermediaries) to a Brazilian LPG distributor.

Regarding the export of natural gasoline, after the termination of the term contract with Petrobras Global Trading B.V. operated until January 31, 2021, spot operations were carried out with Trafigura Pte Ltd until May. As of June, tgs operated with Trafigura Pte Ltd under a term agreement, with an extension up to and including March 2022. On March 2022, we signed a new agreegement with Trafigura expiring in February 2023.

Regarding the export of natural gasoline, after the termination of the term contract with Petrobras Global Trading B.V. operated until January 31, 2021, spot operations were carried out with Trafigura Pte Ltd until May. As of June, tgs operated with Trafigura Pte Ltd under a term agreement, with an extension up to and including March 2022.

For additional information regarding Liquids price evolution during the years 2021 and 2020 see” Item 5. A. Operating results.”

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although volumes exported using this modality are much lower than exports by sea, they allow us to obtain a larger profit margin.

During 2021, TGS continued to market LPG through the land mode, dispatching approximately 17,348 trucks (410,029 tons) of own product, compared to approximately 16,543 trucks (379,635 tons) of own product dispatched during 2020.

Our entire ethane production is sold to PBB through a long-term agreement signed on September 6, 2018. This agreement will expire on December 27, 2027 and includes, among other conditions, TOP and DOP commitments for minimum annual per year, which is lower than the TOP quantities included in the 2015 ethane agreement with PBB. If either of the parties does not comply with the TOP or DOP conditions, as applicable, that party is required to compensate the other party for the breach of the minimum annual quantities commitment. Pursuant to the current contract with PBB, in case of a default by PBB with respect to its TOP commitments, PBB will be required to compensate us.

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

Our Liquids Production and Commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 63% in 2021, as a consequence of the adverse change in the regulated Natural Gas Transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports.

In 2021, our export revenues from the Liquids Production and Commercialization segment were Ps. 22,952 million and represented 26% of our total net revenues and 41% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,119,419 tons, and the volume of sales from Liquids exports was 346,105 tons, representing 31% of our total liquids sales volumes.

The annual sales of our Cerri Complex for 2021, 2020 and 2019 in tons were as follows:

	2021	2020	2019
Ethane	353,078	360,870	283,635
Propane	383,085	391,636	377,864
Butane	267,579	270,669	260,440
Natural Gasoline	115,677	122,197	118,454
Total	1,119,419	1,145,372	1,040,393

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

During 2019, the Government introduced several amendments to the prices of the products commercialized under the Households with Bottles Program. The prices per ton of butane and propane increased as follows: (i) from February 1, 2019 to May 10, 2019, to Ps.9,154 and Ps.9,042 respectively, (ii) from May 10, 2019 to June 30, 2019, to Ps.9,327 and Ps.9,213 respectively, and (iii) since July 1, 2019, to Ps.9,895 and Ps.9,656 respectively. On October 19, 2020, the Secretary of Energy issued Resolution No. 30/2020 by which it increased the price of such products to Ps.10,885. Furthermore, since February 1, 2019 the compensation received through the Households with Bottles Program was completely eliminated.

More recently, through Resolution No. 249/2021, the Ministry of Energy increased the price of the products contributed to this program from April 2021 to Ps.12,626.

Then on August 25, 2021, the SE issued Resolution No. 809/2021 which establishes a Temporary Economic Assistance addressed to LPG industry operators (producers, fractionators and distributors). The Transitional Economic Assistance provides for the recognition of 20% of the LPG sales invoiced for the Home Program for the period from August to December 2021, subsequently extended until March 31, 2022. On April 22, 2022, this assistances has been extended until December 31, 2022.

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

The Propane for Networks Agreement, which served as a framework for the marketing of the products stipulated therein, has been extended several times. The latest extension will be in force until December 31, 2022.

The Government compensates us for our participation in the Propane for Networks Agreement. Although we have not received this payment in a timely manner, collections improved in 2021, 2020 and 2019. As of December 31, 2021, we had Ps. 1,246 million in receivables against the Government in connection with the Households with Bottles Program and the Propane for Networks Agreement.

International Market

In the international market, we commercialize propane, butane and natural gasoline to international traders and other clients.

On September 4, 2018, by means of Decree No. 793/2018 (later amended by National Executive Branch Decree No. 865/2018, the effectiveness of which was ratified by Law No. 27,467), the National Executive Branch stipulated a 12% withholding on exports for all the goods comprised in the common customs MERCOSUR nomenclature, with a maximum of Ps.4 per Dollar for the products that our Company exports. This price limit was left without effect on December 16, 2019 pursuant to Decree No. 37/2019.

Through Law No. 27,541, the Executive Branch (until December 31, 2021) is empowered to set export duties, the rate of which may in any case not exceed 33% of the taxable value price. Beyond the general limit mentioned above, with respect to hydrocarbons, it is established that withholding tax may not exceed 8% of the taxable value price.

On May 19, 2020, the Government issued Decree No. 488/2020 (“Decree 488”) pursuant to which, among others, the price per barrel of crude oil in the local market was fixed at U.S.$45 until December 31, 2020, subject to review if the “ICE Brent first line” price exceeds U.S.$45 / bbl during 10 consecutive days, and introduced modifications to the tax regime applicable to domestic consumption of fuel and export withholdings.

During fiscal year ended December 31, 2021, the withholding tax rate reached the maximum amount of 8%, except during the months of January and February.

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

See “Item 4.—Our Information—D. Property, Plant and Equipment—Environmental and Sustainability Policy.”

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

 The total investment in both the Northern Section and the Southern Section of the pipeline gathering system and the natural gas conditioning plant located at the ending point of both sections was U.S.$260 million, and may potentially amount to up to U.S.$800 million in case there is a decision to expand and make the plant capacity match the gathering pipeline capacity. The 91 miles gathering pipeline formed by the Northern and Southern Sections will capture and transport the natural gas production of eight hydrocarbon areas within the Vaca Muerta play. The natural gas pipelines have a transportation capacity of 2.2 Bcf/d and the conditioning plant has a capacity of 176.6 MMcf/d in its initial stage.

 Additionally, the connection of the plan located in Tratayén to the Central West Gas Pipeline, belonging to TGN’s regulated transportation system, was completed in 2020.

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

As a consequence of the increase in natural gas production levels recorded in the Neuquina basin, TGS has recorded increasing levels of utilization of midstream facilities; this is mainly evident in the Vaca Muerta System, which started 2021 capturing and treating flows of around 3.5 MM3/d at the Tratayén plant and ended this year with flows of around 9 MM3/d. To cope with this flow growth, expansion works were carried out at the Tratayén Plant, which had been approved in 2020. These works, completed in September 2021, involved the installation of a new slug catcher and a new stabilizing tower.

This effort was accompanied by the negotiation and closing of new service contracts (transportation and conditioning) with Shell Argentina and YPF in Bajada de Añelo and with Pampa Energía in El Mangrullo.

As for the Río Neuquén Plant, during the year 2021 this facility saw an increase in incoming natural gas flows, which opens auspiciously opportunities to increase the services provided therein with potential capacity expansions.

New Projects

In the last quarter of 2021, our Board of Directors approved two investment projects that will allow us to expand the capacity of the Tratayén Plant:

-
Installation of two modular gas conditioning plants through Joule Thomson technology, each with a capacity to treat 3.5 MM3/d of natural gas and of a new gasoline stabilizing tower. This project is scheduled for start-up at staggered dates during 2022 and will involve an estimated investment of US$22 million.

-	Installation of a conditioning plant with a capacity of 6.6 MM3/d, which will require an estimated investment of US$82 million, with start-up scheduled for mid-2023.

These projects will increase the capacity to provide services to the Vaca Muerta System, improving the profitability of the investment made by TGS and providing security in the evacuation of gas volumes from producers.

They also reinforce our commitment to Argentina’s energy development and our strategy of making the investments made in the installation of the Vaca Muerta gas pipeline system profitable. In this sense, we continue in conversations with the different producers in the basin in order to capture business opportunities that will allow us to increase our portfolio of services and client portfolio.

Telcosur (Telecommunications System)

We own 99.98% of Telcosur, a telecommunications company created in September 1998 to provide value-added and data transportation services using our modern digital land radio telecommunications system with Synchronous Digital Hierarchy (“SDH”) technology (which was installed for purposes relating to our gas transportation system).

In line with our mid- and long-term business consolidation strategy, Telcosur signed agreements with new clients and extended or renewed current agreements (Claro – AMX Argentina S.A., Sencinet, British Telecom, Lumen, CenturyLink, Silica Networks Argentina S.A., Pan American Energy S.A., Transener S.A., Total Austral S.A, Techint S.A. / Tecpetrol S.A, SACDE, Oleoductos del Valle S.A., Prosegur S.A.; BLC y Cerro Vanguardia S.A.).

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

Within the framework of this alliance, the companies agreed on three work axes, namely:

- Cooperation between Telcosur and 0G Networks, a Datco Group company, to incorporate Sigfox technology on the infrastructure of microwave antenna towers deployed in more than 2,858 miles of Patagonia;

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

This agreement affirms Telcosur’s commitment to enhance the development of the world’s second largest hydrocarbon reserve, Vaca Muerta, and lays the foundations for its positioning in the market as a leading telecommunications service provider.

Finally, on August 22, 2020, the Government issued Decree No. 690/2020, which amends Law No. 27,078 - Law on Information and Communication Technologies, and declared mobile and fixed telephone, Internet and cable television as essential public services and strategic, and ordered to suspend any price increase or modification of the same until December 31 2020.

With respect to the telecommunications services provided by Telcosur, during the year 2021, agreements were reached that allowed increasing the capacity sold and consolidating the Company’s operations.

In line with the strategy of consolidating the business in the medium and long term, Telcosur reached agreements with new customers and was able to expand or renew existing agreements.

Additionally, a technological change was made in the fiber optic transmission system in the Cerri - Viedma - Puerto Madryn - Pampa del Castillo section, which allowed an increase of 100 Gb lambda in the network.

C.	Organizational Structure

The following is a summary diagram of our subsidiaries (Telcosur, CTG and TGS Latam) and affiliates as of December 31, 2021, including information about ownership and location:

(1)	Incorporated in Argentina.
(2)	Incorporated in Uruguay.
(3)	Incorporated in Bolivia

As of the date of this Annual Report, we are performing the formal steps to liquidate Emprendimientos de Gas del Sur S.A. (“EGS”).

D.	Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 9,231 kilometers long, of which 7,685 kilometers operated under the License on an exclusive basis. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high-pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/square inch. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I Gas Pipeline, Neuba II Gas Pipeline and Loop Sur Gas Pipeline, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2021, is set out in the table below:

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

General San Martín. This pipeline was built in three stages, completed in 1965, 1973 and 1978, and transports natural gas from the extreme southern portion of Argentina to the greater Buenos Aires area in east-central Argentina. It originates in San Sebastián (Tierra del Fuego), passes through the Strait of Magellan and the Provinces of Santa Cruz, Chubut, Río Negro and Buenos Aires (including the Cerri Complex located near the city of Bahía Blanca in central Argentina), and terminates at the high pressure transmission ring around the City of Buenos Aires. The pipeline receives natural gas from the Austral basin at the extreme south in the Province of Tierra del Fuego, from the same basin further north at El Cóndor and Cerro Redondo, in the Province of Santa Cruz and from the San Jorge basin in the northern Santa Cruz and southern Chubut Provinces. The natural gas pipeline primarily serves the districts and cities of Buenos Aires, La Plata, Mar del Plata, Bahía Blanca, Puerto Madryn and Comodoro Rivadavia.  This pipeline was expanded in 2005 by the Gas Trust in order to satisfy the growing natural gas demand in the Argentine economy. This expansion resulted in the construction of 458 miles of pipeline and the installation of new compressor units. See “Item 4. —Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

Neuba I Gas Pipeline (Sierra Barrosa-Bahía Blanca). Neuba I Gas Pipeline was built in 1970 and was expanded by us in 1996. It is one of our two main pipelines serving our principal source of gas supply, the Neuquina basin. The pipeline originates in west-central Argentina at Sierra Barrosa (Province of Neuquén), passes through the Provinces of Río Negro, La Pampa and Buenos Aires, and terminates at the Cerri Complex. This pipeline transports the natural gas received from the Neuquina basin, particularly from the Sierra Barrosa, Charco Bayo, El Medanito, Fernández Oro, Lindero Atravesado, Centenario, Río Neuquén and Loma de la Lata natural gas fields. The gas delivered from Neuba I Gas Pipeline is subsequently compressed and injected into the Loop Sur Gas Pipeline and the General San Martín pipelines for transportation north to the greater Buenos Aires area. As part of the works scheduled to be completed in the Five-Year Plan, we are executing the construction of a compressor plant in the town of Confluencia, Neuquén Province, which will allow the Neuba I Gas Pipeline to be interconnected with the Neuba II Gas Pipeline and thus grant a greater degree of flexibility to the operation of the natural gas transport system.

Loop Sur Gas Pipeline. This gas pipeline was built in 1972 as an extension of Neuba I Gas Pipeline and runs parallel to a portion of the General San Martín gas pipeline. Located in the province of Buenos Aires, it transports natural gas from the Neuba I Gas Pipeline at the Cerri Complex in Bahía Blanca and terminates at the high pressure transmission ring around Buenos Aires, which we also operate. The natural gas delivered by this gas pipeline constitutes a portion of the natural gas supply for the greater Buenos Aires area. Loop Sur Gas Pipeline is also connected to the TGN system and allows us to deliver natural gas to or receive natural gas from TGN. Such transfers occur occasionally during periods of high demand for natural gas.

Neuba II Gas Pipeline. Our newest natural gas pipeline, Neuba II Gas Pipeline, was built in 1988 and is our second pipeline serving the Neuquina basin. Neuba II Gas Pipeline was expanded four times between 1996 and 2000, and again in 2008. Neuba II Gas Pipeline begins at YPF’s Loma de la Lata gas treatment plant in the western portion of the basin and runs through the Provinces of Neuquén, Río Negro, La Pampa and Buenos Aires (through the Cerri Complex), up to its terminal station located at Ezeiza just outside of Buenos Aires. Neuba II Gas Pipeline is a principal source of natural gas for the Federal District and the greater Buenos Aires area. In 2008, this pipeline was expanded as a part of the Second Expansion, resulting in the construction of 153 miles of natural gas pipeline.

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

Additional information regarding the expansion of our gas transportation system is included in “Item 4.—Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

Liquids Production and Commercialization

Our Liquids production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction cryogenic plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline (“Liquids Production and Commercialization”). The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 46 MMm3/d.

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 68,882 short tons of liquids. See “—Item 4. —Our information—B. Business Overview—Competition—Liquids Production and Commercialization” above.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and three gas compression plants with a total treatment capacity of 10.9 MMm3/d and a total compression capacity of 34,790 HP, respectively.

Throughout the year 2019, we successfully concluded assembly and pressurization works of an important Vaca Muerta gas pipe project that involved an aggregate investment of U.S.$260 million and will be pivotal in the development of Vaca Muerta natural gas reserves. The execution of these works demanded great commitment from our team and compliance with all the terms agreed with our customers. The Vaca Muerta project was executed in three stages:

•          Milestone 1: on April 30, 2019, we finished the construction of the southern section of the Vaca Muerta pipeline, its connection to the northern Vaca Muerta pipeline and the segment that extends from connection to the project’s conditioning plant (the construction of which is still ongoing) located in the city of Tratayén, Province of Neuquén. In addition, both an early conditioning plant (integrated to the definite conditioning plant) and the plant connection to the Neuba I Gas Pipeline began operations.

•          Milestone 2: on November 3, 2019, the northern section of the Vaca Muerta pipeline began operations, connecting the Rincón la Ceniza field with the southern section of the Vaca Muerta pipeline.

•          Milestone 3: on December 12, 2019, the northern section of the Vaca Muerta pipeline began operations, extending from the Los Toldos I South field to Rincón la Ceniza, connected with the section previously started. The completion of this section represented the completion of the northern section of the Vaca Muerta pipeline.

This pipeline system goes through several hydrocarbon fields, including Bajada de Añelo, La Calera, Bandurria Sur, Fortín de Piedra, El Mangrullo, Aguada Pichana Este, Rincón la Ceniza, Los Toldos I Sur and Pampa de las Yeguas I and II. The following map shows the location of the Vaca Muerta pipeline.

With the commissioning of the conditioning train installed in the Treatyén Treatment Plant and with the completion of the work to connect said plant to the Central West Gas Pipeline, belonging to the TGN transportation system, we concluded the works that comprise the Vaca Muerta system, which has been operating since 2019, totaling an investment of US$260 million. This system, which includes two gas capture pipelines and the aforementioned plant in Tratayén will be of vital importance for the development of the Vaca Muerta natural gas reserves.

Additionally, the connection of the plan located in Tratayén to the Central West Gas Pipeline, belonging to TGN’s regulated transportation system, was completed in 2020. Moreover, in September 2020, we approved a project to expand the plant located in Tratayén. This project was commissioned in September 2021 allowing us to increase the natural gas gathering capacity in the Vaca Muerta area, and thus, increase capacity for our midstream services.

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province, which consist of (i) a flexible and modern microwave digital network with SDH technology over more than 2,858 miles, which covers the Buenos Aires–Bahía Blanca–Neuquén routes to the West and the Buenos Aires–Bahía Blanca–Comodoro Rivadavia–Río Grande routes to the South, and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the La Plata–Buenos Aires–Rosario–Córdoba–San Luis–Mendoza routes. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 600 kilometers, which covers the Puerto Madryn–Pico Truncado route.

In addition, the following networks were installed in 2010, 2011 or 2012: (i) a high capacity fiber optic network of approximately 746 miles, which links Buenos Aires–Bahía Blanca–Neuquén; (ii) a fiber optic network of approximately 800 kilometers, which covers the Bahía Blanca–Puerto Madryn route; and (iii) a high capacity fiber optic network of approximately 497 miles, which links Pico Truncado–Río Gallegos. In 2013, we installed 81 miles of fiber optics to connect the city of Río Gallegos and the radio station “El Cóndor” which is the southernmost continental radio station in South America.

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

During 2021, we continued working on the systematization of environmental data, allowing traceability. In addition, the SAP EHSM tool allows immediate visualization of the data uploaded by each facility, which also ensures that the data cannot be modified, making the system easily auditable. Each of these data are collected through calculators that allow us to obtain the GRI indicators: water, waste, emissions, effluents and energy.

Changes were implemented in the IT support tools for the SGI, such as the implementation of the SAP EHSM module. It includes the management of Environment parameters (Waste, Emissions, Water Resources, Energy, Raw Materials / Inputs), the management of permits granted by the authorities on this issue and the Registry of Legal Regulations. The latter includes the Legal Regulations applicable to the SGI, the verification of compliance and actions taken on the findings detected in compliance audits legal. At the same time, work has been done on the implementation of improvements in the process and the experience of user with regard to event management, and the development of a sub-module for the registration and monitoring of hours worked and kilometers traveled, both of our own personnel and of contractors. This allows to have more reliable, robust and integrated tools with other tools already used.

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

In 2021, three new sanitary effluent treatment plants were added to our facilities. To date, the Bajada de Añelo Plant (Neuquén) is operational, while the Dolavon compressor plant (Chubut) and the Río Neuquén Treatment Plant (Neuquén) are expected to start up in 2022.

Within the framework of waste minimization and in line with our integrated waste management procedure (PSMA310), local options for recycling and/or reuse are sought.

This year, the campaign for the disposal of WEEE (Waste Electrical and Electronic Equipment) from our facilities located in the west, in the municipality of Darwin, Avellaneda district, province of Río Negro, stands out (see image of the Municipality’s campaign, which we joined). The compressor plants that were part of this initiative were: Chelforó, Fortín Uno, Cervantes and Belisle, adding up to more than 700 kg of WEEE properly managed. Similarly, the compressor plant Piedra del Águila (Neuquén) delivered 118 kg of WEEE to the municipality of Piedra del Águila, for its proper disposal.

In 2021 we continued to promote the initiatives of the Zero Garbage Program at the General Cerri Complex. Specifically, we continued working with the replacement of disposable food service disposables in the dining room of the Cerri Complex with reusable steel bowls. Communication was strengthened in this regard, explaining the importance of reducing the consumption of disposable plastics and the internal management circuit of the bowls. For 2022 we will work on the analysis for the extension of the program in all the sectors that receive meals, since this was modified with the COVID pandemic.

Another important point achieved this year was the publication of the new integrated waste management procedure for the Cerri and Galván Complex, incorporating the main concepts of the Zero Waste Program, which arose from the Innovation Strengthening Program (Eureka). It is part of Annex 08 of PSMA310. As part of this update, we are working on the replacement and placement of new signs identifying waste baskets, and also the conditioning of these in separation islands, to facilitate internal management and disposal of waste.

Regarding the submerged flame evaporator, the equipment has been purchased and its installation is scheduled for April 2022. With its start-up, the special liquid wastes that were treated and disposed of outside the Cerri Complex will be eliminated by means of a special treatment plant.

Our purpose is to prevent pollution and preserve the natural resources that surround us and that we use in the Company’s operations. To this end, we work on environmental goals that include:

•
Reduction of atmospheric emissions by investing in devices (such as the Stoppler tool) that allow us to reduce the amount of natural gas vented by pipeline maintenance. Progress was also made in changing wet seals for dry seals. We continued with the calculation of the Carbon Footprint by process and the design of improvements to reduce GHG emissions.

•
Minimization of waste generated at the facilities, both household waste and industrial and hazardous waste. In 70% of the plants we have installed compost bins to treat in situ the organic waste from the plant’s canteen. We generated communication campaigns to raise awareness among our personnel and contractors about proper waste management and the importance of segregation at source. In this sense, we highlight the integral waste minimization program “Zero Garbage” in Cerri Complex and the awareness of the personnel of the Head Office about waste recycling through the presence of the mobile green points of the Government of the City of Buenos Aires.

•
Reducing energy consumption and improving energy efficiency, investing in technology that allows us to make efficient use of the resource, improving the existing lighting systems with LED technology in most of the Company’s facilities.

•	Treatment of sanitary effluents and promoting their recovery as water for irrigation, focusing on sites with water deficit.

•
Efficient management of water resources, taking the necessary measures to promote their care and the need to control the amount of water consumed and discharged, as well as the quality of discharges and water used, and to encourage employees to internalize these practices.

ENERGY

In 2021 we started working on the incorporation of the GRI302- Energy standard, the first results of which are expected to be obtained during 2022, and then we will work on consolidating the reduction goals. As a novelty, a new boiler called 4001E will be installed at the Cerri Complex, which is considered an improvement in fuel gas consumption.

EMISSIONS

As of this year, we have the Carbon Footprint calculators with the methodology developed by the Intergovernmental Panel on Climate Change (“IPCC”). This puts us at the forefront of our business area in emissions management and allows us to face continuous improvement with an internationally traceable indicator. This will enable us to set long-term goals and objectives and continue to contribute to environmental protection without losing operating efficiency.

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

The following Operating and Financial Review and Prospects should be read in conjunction with our Financial Statements included elsewhere herein.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2021, 2020 and 2019 relate to the fiscal years ended December 31, 2021, 2020 and 2019, respectively.

We maintain our accounting books and records in pesos. Our Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with the accounting policies based on IFRS as issued by the IASB.

Our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2021, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2021, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2020, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2020 and 2019, included elsewhere in this Annual Report have been restated to Current Currency in accordance with IAS 29 for comparative purposes. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2021.

For information relating to the presentation of financial information, see “Presentation of Financial and Other Information.”

Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. In connection with the preparation of our Financial Statements included in this Annual Report, we have relied on assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these assumptions in the ordinary course of our business at the end of each reporting period, the presentation of our financial condition and results of operations often requires management to make judgments regarding the effects of matters that are inherently uncertain. Actual results may differ from those estimated as a result of these different assumptions. Subsequent to the reporting period, there have been changes in the global and Argentinean economy as a consequence of macroeconomic circumstances and the COVID. Thus, it is reasonable that our estimates made at December 31, 2021 could change as the negative consequences over our results of operations and financial condition.

We have described each of the following critical accounting policies and estimates in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates:

•	impairment of property, plant and equipment (“PPE”);

•	provisions for legal claims and others; and

•	income tax – deferred tax assets and tax credits.

For additional information regarding our Critical Accounting policies and estimates, see Note 5 to our Financial Statements.

Factors Affecting Our Consolidated Results of Operations

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

Sources of revenue

Natural gas transportation

Our Natural Gas Transportation operations derive revenues from the sale of transportation capacity to customers. The applicable rates arise from the tariff tables published by which remained unchanged since April 2019.

For additional information see “Item 4. Our Information. B. Business Overview. Natural Gas Transportation.”

Production and commercialization of Liquids

Our production and commercialization of liquids operations generate revenues from the sale of propane, butane, ethane and natural gasoline in the local and international markets. Regarding propane and butane, sold in the local market we sell our production mainly under the programs stated by the Government.

We also provide certain related services comprising reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

For additional information see “Item 4. Our Information. B. Business Overview. Production and Commercialization of Liquids.”

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

Telecommunications

Our telecommunications services derived from the sale of our capacity to customers.

Macroeconomic conditions and inflation

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

For the year ended December 31, 2021, 63% and 27% of our net revenues were attributable to our Liquids Production and Commercialization segment and to our Natural Gas Transportation business, respectively.

The following table sets forth, for the years indicated, the variation of key macroeconomic indicators in Argentina during the years specified below, as reported by official sources.

	2021	2020	2019
WPI (in %)	51.3	35.4	58.5
CPI (in %)	50.9	36.1	53.8
Devaluation of pesos vs. dollar (in %)	22.1	40.5	58.9
Real GDP (pesos of 2004) (% change)	10.3	(9.9)	(2.2)
Industrial production (% change)	10.4	5.3	1.4
Transportation services tariffs increase	-	-	26.0

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

Considering the aforementioned index, inflation was 50.9%, 36.1%, and 53.8% in the years ended December 31, 2021, 2020, and 2019, respectively.

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

As of the IAS 29 transition date (January 1, 2016), we applied the following rules to express the shareholders’ equity accounts in the currency unit at December 31, 2021:

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

Because Natural Gas Transportation business segment sales represented 27% of our total revenues during the year 2021, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, because of the application of IAS 29, maintaining our net monetary liability position would generate a gain of purchasing power. This gain is booked in the statement of comprehensive income.

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

Since December 31 2019, the accumulated variation of the CPI exceeds the threshold set for the application of the income tax inflation adjustment. For the year 2021, we recorded a loss of Ps. 3,942 million in our Income Tax line item of our Statement of Comprehensive Income regarding the application of the above-mentioned tax inflation adjustment.

Economic situation and outlook

Over the last years, the Argentine scenario has been affected by certain political instability derived from 2019 general elections; increasing financial markets distrust levels, which has been worsened by the pandemic’s negative effects. The Argentine economy was already in a recessive path and the outbreak of the COVID pandemic in March 2020 further deepened and complicated this scenario. The Argentine government, like many other countries, implemented a set of economic measures devised to mitigate the impact on the most vulnerable sectors and uphold economy.

The main 2021 economic variables have undergone strong volatility as a consequence of health and economic events derived from COVID, both within the national and international scope. However, throughout the year, thanks to the vaccination campaign progress, the Argentine Government has taken steps towards flexibilization in circulation and economic activities, managing to both safeguard the sanitary situation and also generate an improvement in economic activity levels.

However, owing to the setbacks mentioned in the paragraph above, the country is still facing difficulties due to lack of access to capital markets, the status of negotiations with the IMF and negative macroeconomic indicators that force the Government to adopt restrictive measures to address current economic and social issues.

In terms of currency exchange, the BCRA continued restricting access to the MULC, with the aim of preserving its reserves and continued with its policy of phased devaluations to avoid dramatic drops in the value of the Argentine peso versus the United States dollar. These measures, along with those adopted by the CNV with respect to bond trading used to get access to foreign currency, transactions known as “cash with settlement”, seek to regulate and preserve the exchange regime in light of the current macroeconomic scenario.

For additional information, see “Item 10. Exchange Controls”.

In spite of the measures implemented at the MULC, the BCRA gross reserves continued under pressure, reaching US$ 39,662 million in December 2021. Net reserves reached US$ 3,200 million in 2021, down from the US$4,000 million recorded at the closing of 2020.

Exchange rate, according to issuances posted by the BNA, continued its rising trend, closing at $ 102.72 per each United States dollar as of December 31, 2021, from $ 84.15 at the closing of 2020 (representing a 22% increase, well below inflation measured by the CPI). Nevertheless, as of December 31, 2021, the gap between United States dollar official and alternative parallel exchange rates was close to 118%.

Meanwhile, CPI in 2021 was 50.9%, versus the 36.1% CPI recorded in 2020. An acceleration dynamics was observed throughout the whole year, in spite of delays in public utilities tariff updates, exchange rate and price policies outlined by the Argentine Government to support consumption and mitigate the loss of purchasing power of the salaries. WPI hit 51.3% in 2021 versus the 35.4% accumulated in 2020.

In spite of the successful result of the debt swap carried out in 2020, BCRA restrictive measures added to global uncertainty have increased the country risk premium paid by the Argentine debt, measured through the Emerging Markets Bonds Index (EMBI+) prepared by JP Morgan, to around 1,688 points as of December 31, 2021, keeping a rising trend throughout the year as a consequence of the current institutional and economic instability.

In addition, on June 22, 2021, the Minister of Economy requested the members of the Paris Club to postpone for one year the payment of U.S.$2,400 million maturing on May 30, 2021. Pursuant to the terms of such agreement, the Argentine Government will make a partial payment of U.S.$430 million in order to avoid the declaration of default, instead of canceling the entirety of the debt. The aforementioned agreement will expire March 31, 2022, afterwards, the Argentine Government shall negotiate a complete debt restructuring.

In March 2022, the IMF’s executive board approved a 30-month extended fund facility to extend maturities for approximately U.S.$44.1 billion disbursed in 2018 and 2019. The loan aims to provide Argentina with balance of payments and budget support backed by measures designed to strengthen debt sustainability, tackle inflation, boost reserves, address the country’s social and infrastructure gaps and promote inclusive growth, the fund added. Risks to the program are exceptionally high and spillovers from the war in Ukraine may materialize in the short term. This transaction provides funds that will strengthen reserves and allow Argentina to push out payments owed from the 2018 IMF program that failed to stabilize the economy. As part of transaction, the Government has committed to reducing the its primary fiscal deficit, weaning off money printing from the central bank and rebuilding reserves, among several objectives.

As of the date of this Annual Report, it is not possible to predict the impact that the measures relating to Argentina’s debt restructuring nor any future economic plan that the Fernandez administration may implement will have on the Argentine economy. Furthermore, the long-term impact of these measures and any measures future of the current administration in the Argentine economy remains uncertain.

Activity levels as of December 2021 had increased by 10.3% compared to the same period in the previous year, reflecting a 2020 severely struck by the COVID pandemic and the restrictive measures adopted by the Government to protect the sanitary system.

COVID pandemic

The COVID pandemic that began in 2020 caused a global collapse in the demand of products and services as a consequence of the measures taken by countries in order to stop the spread of the disease. These measures also affected the supply of products, slowing the economy of European countries, China, and the United States, among others. Furthermore, in March 2020, there have been developments in the oil market that brought a huge degree of uncertainty, collapsing its price and the stock markets.

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

Throughout 2021, and with the progress of the vaccination campaign and the reduction in mortality from COVID infections, the Argentine government introduced numerous relaxations that helped to increase economic activity. Nevertheless, due to the political and economic instability described above, the effects of COVID maintained a high level of volatility on the main economic and social variables.

In view of these circumstances, we have continued applying the measures adopted aimed at mitigating its negative effect on our results, financial position and balance sheet and guaranteeing the continuity of our operations. Among them:

•	adoption of all measures ordered by the government to ensure the health of our employees and the communities where we operate;
•
optimization of capital investments and operating and administrative expenses, without affecting the safety and reliability tasks that allow us to operate the pipeline system in accordance with current regulations;

•	suspension of works that do not affect the integrity of the natural gas pipeline system; and
•	adoption of a comprehensive daily control of cash flow to optimize its use and protect its value.

With respect to our natural gas transportation segment, although during 2021 the collections from our customers have recovered the usual terms, we continue to provide natural gas transportation services with tariffs that remained unchanged since April 2019 despite the continuous increase in operating costs.

The liquids production and commercialization segment benefited from the increase in the international reference prices of the products we export, during 2021 had an increasing trend throughout the year. In this sense, the recovery of the average prices of propane, butane and natural gasoline were 104%, 89% and 85%, respectively. This significant increase occurred in the context of the recovery of commodity prices in the context of the world economic recovery and the energy problems in Asia and Europe.

At the local level, we continued to fulfill our commitment to supply tons of butane and propane to the government’s assistance programs, for which we received a subsidy as compensation, although with significant delays.

The level of production remained above one million tons, although it decreased slightly with respect to 2020, with no production restrictions during the winter period. The reduction in volumes produced was mainly due to the reduction in demand for products destined for export.

Finally, and with respect to the Other Services segment, it continued to gain importance as we are channeling the needs of natural gas producers in Vaca Muerta and making our investments profitable. In this sense, the implementation of the Gas.Ar Plan, which allowed us to increase the supply of natural gas, gained importance. In this sense, we have concluded investments initiated in 2020 that will allow us to increase our sales revenues.

For additional information, see “Item 4. Our Information. B. Business Overview. Other Services.”

Further, we have seen macro-economic uncertainty with regards to prices and demand for oil, natural gas and NGL products. Energy commodities prices took a major leap up in 2021. In less than six months, NGL went up from its historical minimum prices driven by COVID to its historical maximum price. This is mainly attributable to the world economic recovery and to higher restriction to natural gas in the European countries.

In the financial aspect, during 2021, higher cash generation was leveraged by high international liquids prices and higher midstream services in Vaca Muerta, although partially diminished by lower natural gas transportation operating margins due to the lack of tariff adjustment since April 2019. This operating cash flow allowed us to cover all our financial needs, mainly the investments made for the maintenance of the transportation system and other operating assets of the remaining business segments, as well as those made for new projects.

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

Commencing in 2021, Russian President Vladimir Putin ordered the Russian military to begin massing thousands of military personnel and equipment near its border with Ukraine and in Crimea, representing the largest mobilization since the illegal annexation of Crimea in 2014. President Putin has initiated troop movements into the eastern portion of Ukraine and continues to threaten an all-out invasion of Ukraine. On February 22, 2022, the United States and several European nations announced sanctions against Russia in response to Russia’s actions. On February 24, 2022, President Putin commenced a full-scale invasion of Russia’s pre-positioned forces into Ukraine, which could have a negative impact on supply chains and the economy and business activity globally. During the first quarter of 2022, due to the conflict between Ucrania and Russia, prices of propane, butane and natural gasoline increased 14%, 25% and 26%, respectively.

While our business continued growing in 2021, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina.”

New accounting pronouncements adopted after January 1, 2021 and pronouncements not yet effective as of December 31, 2021

For more information, see Note 4.

Discussion of Results of Operations for the Years Ended December 31, 2021 and 2020

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2021 and 2020, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2021	2020	Variation	Percentage of change
	(in millions of pesos)
Revenues	88,976	84,333	4,643	5.5
Operating costs	(38,709)	(32,822)	(5,887)	17.9
Depreciation	(8,954)	(8,786)	(168)	1.9
Costs of sales	(47,663)	(41,608)	(6,055)	14.6
Gross profit	41,314	42,725	(1,411)	(3.3)
Administrative and selling expenses	(7,359)	(7,020)	(339)	4.8
Impairment of PPE	-	(4,700)	4,700	100
Other operating results	129	151	(22)	(14.6)
Operating profit	34,083	31,156	2,928	9.4
Net financial results	(436)	(19,580)	19,144	(97.8)
Share of gain from associates	21	32	(11)	(34.4)
Income tax (expense)	(12,737)	(6,648)	(6,089)	91.6
Total net income and total comprehensive income	20,931	4,960	15,971	322

Year 2021 Compared to Year 2020

Total comprehensive income

For the year ended December 31, 2021, we reported a total net income and a total comprehensive income of Ps. 20,931 million, which represents a Ps.15,971 million increase compared to the total net income and total comprehensive income of Ps. 4,960 million reported in 2020.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps. 88,976 million in 2021, which represents a Ps. 4,643 million increase compared to the 2020 fiscal year. This increase was mainly due to the growth in the Liquids Production and Commercialization and Other Services business segments revenues of Ps. 14,076 million and Ps. 1,538 million, respectively.

•
Cost of sales, including depreciation of fixed assets, reached Ps. 47,663 million in 2021, which represents a Ps. 6,055 million increase compared to the 2020 fiscal year. This increase was mainly due to: i) the growth in the cost of natural gas processed in the Cerri Complex (mainly due an increase in price, measured in constant Argentine pesos) by Ps. 4,434 million, ii) the growth in expenses for repairs and maintenance of PPE and in their depreciation by Ps. 1,185 million.

•
Administrative and selling expenses were Ps. 7,359 million in 2021, which represents a Ps. 339 million increase compared to the 2020 fiscal year. This increase was mainly due to higher tax on export of Ps. 940 million and depreciation of Ps. 310 million. These effects were partially offset, principally, by a decrease in turnover tax of Ps. 283 million, Ps. 210 million of the allowance for doubtful accounts and Ps. 154 million in salaries.

During 2021, subsidies increased by Ps. 1,655 million, this mainly driven by the increase in international prices and the lack of updating of the prices paid in the local market. For more information see Item 4 Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

•
During 2020, we recorded an impairment of Ps. 4,700 million on our Natural Gas Transportation segment fixed assets as a consequence of the impairment test discussed in “-Critical accounting policies” section above.

•	During 2020, we recorded a financial loss of Ps. 12,078 million generated by trading financial instruments to acquire foreign currency abroad.

Cost of sales for the years ended on December 31, 2021 and 2020, represented 53.6% and 49.3%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2021 and 2020, represented 8.3%, in both years, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2021 and 2020.”

Share of profit from associates

For the year ended December 31, 20211, we recorded a profit from our investment in associates of Ps.21 million, compared to the profit of Ps.32 million recorded in 2020.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2021 and 2020, are as follows:

	Year ended December 31,
	2021	2020
	(in millions of pesos)
Financial income
Interest income	792	825
Foreign exchange gain	6,080	7,500
Subtotal	6,872	8,325
Financial expenses
Interest expense	(4,468)	(5,069)
Foreign exchange loss	(12,444)	(22,394)
Subtotal	(16,912)	(27,463)
Other financial results
Notes repurchase results	(414)	603
Fair value (loss) / gain on financial instruments through profit and loss	1,191	(10,967)
Derivative financial instruments results	(81)	679
Other financial charges	(493)	(540)
Subtotal	203	(10,226)
Gain on monetary position	9,400	9,784
Total	(436)	(19,580)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2021, the net financial loss decreased by Ps. 19,144 million compared to the 2020 fiscal year. This variation is mainly explained by the gain recognized in Fiscal Year 2021 (loss in Fiscal Year 2020) for the operations carried out with financial assets at fair value, the lower loss for foreign exchange difference, net and interest generated by financial liabilities in real terms. These effects were partially offset by the loss generated in Fiscal Year 2021 from the repurchase of corporate bonds and the result of derivative financial instruments, when in 2020 we recorded a gain for such concepts.

Income tax

Income tax for fiscal year 2021 was an expense of Ps. 12,737 million, compared to the expense of Ps. 6,648 million in fiscal year 2020.

The higher charge for income tax was mainly due to the increase in the applicable rate after the sanction of “Law No. 27,630: Modifies the income tax law” which, among other issues, introduces a modification in the rate of income tax in force for fiscal years or fiscal years beginning on or after January 1, 2021 inclusive. The amendment establishes a staggered system of rates in three segments according to the level of accumulated taxable net income: a first step of 25% for accumulated net income of up to $5 million pesos; the second step of 30% for accumulated net earnings of between $5 and $50 million pesos; and a last segment of 35% for accumulated net profits greater than $50 million pesos. Effect that was partially offset by the recognition of the specific tax loss recorded by the Company.Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2021 and 2020

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2021 and 2020:

	Year ended December 31,		Year ended December 31, 2021 compared to year ended December 31, 2020
	2021	2020		Percentage
			Variation	Change
	(in millions of pesos)
Natural Gas Transportation(1)
Revenues from sales	24,503	36,749	(12,245)	(33.3)
Cost of sales	(15,606)	(15,000)	(606)	4.0
Gross profit	8,897	21,749	(12,851)	(59.1)
Administrative and selling expenses	(3,683)	(4,078)	395	(9.7)
Impairment of PPE	-	(4,700)	4,700	n/a
Other operating expense	(204)	(67)	(137)	204.5
Operating profit	5,011	12,904	(7,893)	(61.2)

Liquids Production and Commercialization
Revenues from sales	55,731	41,655	14,076	33.8
Cost of sales	(28,892)	(23,899)	(4,993)	20.9
Gross profit	26,838	17,756	9,083	51.2
Administrative and selling expenses	(2,851)	(2,158)	(693)	32.1
Other operating income	322	211	111	52.6
Operating profit	24,309	15,809	8,500	53.8

Other Services
Revenues from sales	8,284	6,588	1,697	25.8
Cost of sales	(3,745)	(3,562)	(183)	5.1
Gross profit	4,540	3,026	1,514	50.0
Administrative and selling expenses	(758)	(715)	(42)	5.9
Other operating (expense) / income	10	4	7	175.0
Operating profit	3,792	2,314	1,478	63.9

Telecommunications
Revenues from sales	458	617	(159)	(25.8)
Cost of sales	(320)	(422)	102	(24.2)
Gross profit	138	195	(57)	(29.2)
Administrative and selling expenses	(68)	(68)	1	(1.5)
Other operating expense	-	2	(2)	(100.)
Operating profit	71	129	(58)	(45.0)

(1)	Includes of intersegment revenues of Ps. 900 million and Ps. 1,274 million for the fiscal years 2021 and 2020, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 27.5% and 42.1% of our total revenues during the years 2021 and 2020, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

During 2021, the Natural Gas Transportation business segment recorded an operating profit of Ps.5,011 million, compared to a Ps.12,904 million profit recorded in 2020. The main factors that affected the results of operations of this segment compared to 2020 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps.12,245 million for the year 2021 compared to 2020;

•
During 2021, we did not receive any tariff increase while annual inflation was 50.9%. The last tariff increase we received was in April 2019. During 2021, and within the framework of the Solidarity Law, our tariffs were frozen until the Government concludes the RTI or grants us a transitory tariff increase;

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2021, decreased by Ps.8,887 million for the year 2021 compared to 2020, as we have not received any tariff increase since April 2019, while the cumulative inflation rate for the Year 2021 was 50,9%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 1,678 million for the year 2021 compared to 2020. The decrease mainly resulted from the lack of tariff increase discussed above, partially offset by higher volumes dispatched;

•
Revenues relating to the CAU decreased by Ps.405 million for the year 2021 compared to 2020 primarily as a result of of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2021 increased by Ps. 211 million, from Ps. 19,078 million to Ps. 19,289 million, as compared to the year ended December 31, 2020. This increase was mainly attributable to higher PPE maintenance expenses of Ps. 965 million, as during 2021 we performed more repairs after the lockdowns and thought measures took in 2020 due to COVID, and Ps. 220 million of depreciation of PPE. These effects were partially offset, principally, by lower: (i) third-party services of Ps. 582 million, (ii) salaries of Ps. 228 million and (iii) taxes of Ps. 207 million; and

•	Other operating expenses increased by Ps. 137 million for the year 2021 compared to 2020, primarily as a result of higher provision for contingencies.

As of the date of issuance of this Annual Report, the Government has not issued the necessary resolutions to carry out the RTI process according to the Solidarity Law, but we have received a 60% transitory tariff increase effective since March 1, 2022.

Liquids Production and Commercialization Segment

Unlike the Natural Gas Transportation segment, revenues of the Liquids Production and Commercialization segment are not subject to full regulation by ENARGAS and the Ministry of Energy. However, in recent years, the Government has enacted a number of laws and regulations that have limited our ability to receive the full international market prices for all of the liquids that the Cerri Complex produces. In addition, ENARGAS has the ability to redirect the volumes of natural gas in the system to cover certain uses and that may result in lower volumes of natural gas to be processed in the Cerri Complex. See “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization—Regulation” for more information.

The Liquids Production and Commercialization segment represented 62.6% and 49.4% of our total net revenues during the years ended December 31, 2021 and 2020, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2021 and 2020, all of our sales were made for our own account.

All ethane produced by our Liquids segment in the years ended December 31, 2021 and 2020 was sold locally to PBB.

Our ethane sales for the years 2021 and 2020 represented 24.6% and 33.7% of our Liquids Production and Commercialization net revenues.

In 2021, we sold 55.1% of our production of LPG in the local market to LPG marketers, compared to 61.3% in 2020, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2021 and 2020 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2021 and 2020 in tons were as follows:

	Years ended December 31,		Year ended December 31, 2021 compared to year ended December 31, 2020
	(volumes in tons)		(volumes in tons)
	2021	2020	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	353,078	360,870	(7,792)	(2.2)
Propane	238,284	225,739	12,545	5.6
Butane	181,952	180,057	1,895	1.1
Subtotal	773,314	766,666	6,648	0.9

Exports
Propane	144,801	165,897	(21,096)	12.7
Butane	85,627	90,612	(4,985)	(5.5)
Natural Gasoline	115,677	122,197	(6,520)	(5.3)
Subtotal	346,105	378,706	(32,601)	(8.6)
Total Liquids	1,119,419	1,145,372	(25,953)	(2.3)

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

For the years ended December 31, 2021 and 2020, the total accrued exports withholding amounted to Ps.1,576 million and Ps.635 million, respectively.

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

Butane and propane prices commercialized under the Households with Bottles Program are determined by the SHR, the Hydrocarbon Resources Secretariat, which in 2018 issued Resolution No. 5/2018 increasing, from April 1, 2018, the price paid under the Households with Bottles Program to Ps.5,416 per ton of butane and Ps.5,502 per ton of propane (at values determined by the above-mentioned resolution). The compensation paid to us remained without modification at Ps.550 per ton of butane.

Afterwards, on January 28, 2019, the Secretariat of Energy issued Resolution No. 15/2019, which modifies the price at which products supplied to the Household with Bottles Program are commercialized. As from February 1, 2019 prices went up to Ps.9,154 and Ps.9,042 per ton of butane and propane, respectively, whereas the compensation received from the Government was eliminated.

Subsequently, on May 10, 2019, the Undersecretary of Hydrocarbons and Fuels issued Provision No. 34/2019 that modifies the price for which the products under the Households with Bottles Program are marketed to Ps.9,327 and Ps.9,213 for propane and butane, respectively. On July 1, 2019, Provision No. 104/2019 was issued, which modified prices as of July 1, 2019, to Ps.9,895 and Ps.9,656 for propane and butane, respectively.

On October 19, 2020, the Secretary of Energy issued Resolution No. 30/2020 by which it increased the price of such products to Ps.10,885 per tone. Furthermore, since February 1, 2019 the compensation received through the Households with Bottles Program was completely eliminated.  More recently, through Resolution No. 249/2021, the Ministry of Energy increased the price of the products contributed to this program from April 2021 to Ps.12,626 per tone.

Subsequently, on August 25, 2021, the SE issued Resolution No. 809/2021, which establishes a Temporary Economic Assistance aimed at operators in the LPG industry (producers, fractionators, and distributors). The Transitory Economic Assistance provides for the recognition of 20% on the invoicing of the sale of LPG destined for the Home Program for the period August to December 2021, subsequently extended until March 31, 2022.

Under this agreement, we collect compensation from the Government, which is calculated taking into consideration the export parity price published monthly by the Federal Energy Bureau.

Regarding the Propane for Networks Agreement, during 2021, we signed the eighteenth extension by which the methodology for determining the price and volumes until December 31, 2021 was established. Regarding the agreement valid until December 31, 2022, it was signed on February 17, 2022.

See “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization—Regulation—International Market.” for additional information.

During 2021 the Liquids Production and Commercialization business segment recorded operating profit of Ps.24,309 million, compared to Ps.15,809 million in 2020. The main factors that affected the results of operations for this segment compared to 2020 were the following:

•
Segment revenue increased by Ps.14,076 million for the year 2021 compared to 2020. This increase was due to a Ps.17,125 million increases in prices. This effect was partially offset by the decrease in the volumes shipped by Ps.1,824 million and the exchange rate on U.S. dollar-denominated sales of Ps.2,822 million.

•	In 2021 propane, butane and natural gasoline average export prices recorded increases of 104%, 89% and 85%, respectively, compared to 2020.

•	During 2021, the production of Liquids reached 1,119,419 tons (25,953 tons or 2.3% less than in 2020).

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments;

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting, under some circumstances, in a negative operating margin on domestic sales of LPG;

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2021, increased by Ps. 5,686 million, to Ps. 31,743 million from Ps. 26,057 million, as compared to the year ended December 31, 2020. This increase was mainly due to higher: (i) cost of natural gas purchased as RTP of Ps. 4,064 million (principally as a consequence of the increase in the price of the natural gas), (ii) taxes of Ps. 958 million (especially tax on exports), (iii) third-party services of Ps. 405 million and (iv) maintenance expenses of PPE by Ps. 256 million. These effects were partially offset by lower doubtful accounts charges of Ps. 214 million; and

•	Other operating expenses increased by Ps. 111 million.

In 2021, export revenues from the Liquids Production and Commercialization segment were Ps.22,952 million and accounted for 25.8% (17.1% in 2020) of total net sales and 41.2% (34.5% in 2020) of total Liquids Production and Commercialization revenues.

In 2021, we exported propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.

We sold our LPG exports at spot prices and to the date of this Annual Report, we are under negotiations for new agreements.

As in prior years, in the period ranging from May to September 2021, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of LPG.

Regarding the export of natural gasoline, after the termination of the term contract with Petrobras Global Trading B.V. traded until January 31, 2021, spot trades with Trafigura Pte Ltd were conducted until May. Starting in June, we traded with Trafigura Pte Ltd under a term agreement, with an extension until March 2022 inclusive.

In March 2022, we signed a new agreement with Trafigura to export natural gasoline. This agreement will expired in February 2023 and includes similar conditions as the previous one.

On April 22, 2022, through resolution 270, the price of butane sold under the Plan Hogar was increased to Ps. 15,142 per ton effective as of April 1, 2022

Additionally, we export to Chile, Paraguay and Brazil by trucks. Volumes exported under this modality are lower than volumes exported by sea, which increased over the last several years, allowing us to capitalize a higher operative margin.

Regarding the price of natural gas, measured in U.S. dollars, acquired for RTP for processing at the Cerri Complex, it has suffered an increase of approximately 41% with respect to 2020 The price increase experienced is related to the implementation of the plan Gas.Ar, implemented by the National Government, which aimed to generate the framework that allows the recovery of national gas production, which set new market price references.

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

During 2021, the Other Services business segment recorded an operating profit of Ps.3,792 million, which represents a Ps.1,478 million increase compared to Ps.2,314 million in 2020. The main factors that affected the results of operations of this segment during 2021 are the following:

•
Net revenues increased by Ps. 1,478 million primarily due to: (i) higher sales revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta for Ps. 1,699 million, and (ii) midstream services. These effects were partially offset by lower operation and maintenance services rendered by Ps. 156 million and the effect of the decrease in the exchange rate on sales revenues denominated in U.S. dollars for Ps. 425 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 225 million, mainly due to the increase in depreciations of Ps. 55 million, the increase in materials by Ps. 151 million, and the increase in turnover tax by Ps. 85 million This effect was partially offset by higher salaries, wages and other compensations by Ps. 67 million.

New Projects

Our strategy to focus on the client and innovation keep us centered on generating businesses and alternatives that allow us to achieve profitable investments and thus deliver value to our shareholders.

Thus, in the last quarter of 2021 TGS approved two investment projects to expand the capacity of the Tratayén plant:

Installation of two modular natural gas conditioning plants through Joule Thomson technology, each with a treating capacity of 3.5 MM3/d of natural gas and a new gasoline stabilization tower. This project contemplates phased start-up dates throughout the year 2022 and will involve an estimated investment of US$ 22 million.

Installation of a 6.6 MM3/d capacity conditioning plant, which will require an estimated investment of US$ 82 million, with startup date foreseen for mid-2023.

These projects will expand the Vaca Muerta service rendering capacity, improving the profitability of the investment conducted by us and ensuring and guaranteeing the safety of the evacuation of producers’ gas volumes.

The mentioned projects also consolidate our commitment to the energetic development of Argentina and materialize our strategy to increase the profitability of our investments in the Vaca Muerta pipeline system. Hence, the building of the NK Pipeline recently announced by the National Government is of great relevance for this business segment, as it will allow us to enlarge our business portfolio in the region.

For that reason, we are still in talks with different basins producers to be able to seize business opportunities that allow us to increase our service and clients portfolio.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2021, the Telecommunications business segment recorded an operating profit of Ps.71 million, compared to a profit of Ps.129 million in 2020. The main factors that affected the results of operations of this segment during 2021 are the following:

•	Net revenues decreased by Ps.159 million in the year ended December 31, 2021, when compared to 2020.

•	Costs of sales, administrative and selling expenses decreased by Ps.103 million in the year ended December 31, 2021, when compared to 2020.

Year 2020 Compared to Year 2019

	Year ended December 31,
	2020	2019	Variation	Percentage of change
	(in millions of pesos)
Revenues	84,333	99,791	(15,458)	15.5
Operating costs	(32,822)	(42,815)	9,993	23.3
Depreciation	(8,786)	(7,274)	(1,512)	20.8
Costs of sales	(41,608)	(50,089)	(8,481)	(16.9)
Gross profit	42,725	49,702	(6,977)	(14.0)
Administrative and selling expenses	(7,020)	(8,836)	1,816	(20.6)
Impairment of PPE	(4,700)	-	(4,700)	n/a
Other operating results	151	(263)	414	n/a
Operating profit	31,156	40,603	(9,447)	(23.3)
Net financial results	(19,580)	(5,955)	(13,625)	228.8
Share of gain from associates	32	(64)	96	n/a
Income tax (expense)	(6,648)	(8,270)	1,622	(19.6)
Total net income and total comprehensive income	4,960	26,314	21,354	(81.1)

Total comprehensive income

For the year ended December 31, 2020, we reported a total net income and a total comprehensive income of Ps. 4,960 million, which represents a Ps. 21,354 million decrease compared to the total net income and total comprehensive income of Ps. 26,314 million reported in 2019.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps. 84,333 million in 2020, which represents a Ps. 15,458 million decrease compared to the 2019 fiscal year. This decrease was mainly due to the reduction in the Natural Gas Transportation and Liquids Production and Commercialization business segments revenues of Ps. 11,010 million and Ps. 5,893 million, respectively.

•
Cost of sales, including depreciation of fixed assets, reached Ps. 41,608 million in 2020, which represents a Ps. 8,481 million decrease compared to the 2019 fiscal year. This decrease was mainly due to: (i) lower price of natural gas purchased as RTP (partially offset by higher volumes purchased) totaling Ps. 6,379 million, (ii) the reduction in maintenance cost and third paraprofessional services fees as a consequence of the measures took to mitigate the COVID negative impact of Ps. 3,088 million and (iii) lower labor cost of Ps. 309 million. These effects were partially offset by higher depreciations of Ps. 1,512 million after the commissioning of the Vaca Muerta pipe infrastructure.

•
Administrative and selling expenses were Ps. 7,020 million in 2020, which represents a Ps.1,816 million decrease compared to the 2019 fiscal year. This decrease was mainly due to lower tax on export of Ps. 1,097 million and turnover ta of Ps. 648 million.

•
During 2020, we recorded an impairment of Ps. 4,700 million on our Natural Gas Transportation segment fixed assets as a consequence of the impairment test discussed in “-Critical accounting policies” section above.

•	During 2020, we recorded a financial loss of Ps. 12,081 million generated by trading financial instruments to acquire foreign currency abroad.

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

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2020 and 2019.”

Share of profit from associates

For the year ended December 31, 2020, we recorded a profit from our investment in associates of Ps. 32 million, compared to the loss of Ps. 65 million recorded in 2019.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2020 and 2019, are as follows:

	Year ended December 31,
	2020	2019
	(in millions of pesos)
Financial income
Interest income	825	1,479
Foreign exchange gain	7,500	16,060
Subtotal	8,325	17,539
Financial expenses
Interest expense	(5,069)	(5,157)
Foreign exchange loss	(22,394)	(32,132)
Capitalized financial expenses	-	917
Subtotal	(27,463)	(36,372)
Other financial results
Notes repurchase results	603	-
Fair value (loss) / gain on financial instruments through profit and loss	(10,967)	1,114
Derivative financial instruments results	679	(39)
Other financial charges	(540)	(842)
Subtotal	(10,225)	233
Gain on monetary position	9,784	12,645
Total	(19,580)	(5,955)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2020, the net financial loss increased by Ps.13,625 million compared to the 2019 fiscal year. This variation is mainly explained by the loss generated by trading financial instruments of Ps. 12,081 million to acquire foreign currency abroad, and the lower gain on monetary position of Ps. 2,862 million due to the increase in the net monetary liability position and the lower capitalization of financial costs in PPE of Ps. 917 million. These effects were partially offset by a lower negative net exchange difference of Ps. 1,177 million as a result of the lower depreciation of the Argentine peso against the U.S. dollar in Fiscal 2020 compared to Fiscal 2019.

Income tax

Income tax for fiscal year 2020 was an expense of Ps. 6,648 million, compared to the expense of Ps. 8,270 million in fiscal year 2019.

The decrease in the income tax expense was due mainly to a reduction in the pre-tax income.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2020 and 2019

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2020 and 2019:

	Year ended December 31,		Year ended December 31, 2020 compared to year ended December 31, 2019
	2020	2019		Percentage
			Variation	Change
Natural Gas Transportation
Revenues from sales	36,749	47,749	(11,000)	(23.0%)
Cost of sales	(15,000)	(17,811)	2,811	(15.8%)
Gross profit	21,749	29,938	(8,189)	(27.4%)
Administrative and selling expenses	(4,078)	(4,906)	828	(16.9%)
Impairment of PPE	(4,700)	-	(4,700)	n/a
Other operating expense	(67)	(281)	214	(76.3%)
Operating profit	12,904	24,751	(11,847)	(47.9%)

Liquids Production and Commercialization
Revenues from sales	41,655	47,547	(5,892)	(12.4%)
Cost of sales	(23,899)	(30,128)	6,229	(20.7%)
Gross profit	17,756	17,419	337	1.9%
Administrative and selling expenses	(2,158)	(3,153)	995	(31.6%)
Other operating income	211	6	205	n/a
Operating profit	15,809	14,272	1,537	10.8%

Other services
Revenues from sales	6,588	5,192	1,396	26.9%
Cost of sales	(3,562)	(3,132)	(430)	13.7%
Gross profit	3,026	2,060	966	46.9%
Administrative and selling expenses	(715)	(669)	(46)	7.0%
Other operating (expense) / income	4	8	(4)	(50.0%)
Operating profit	2,314	1,399	916	65.5%

Telecommunications
Revenues from sales	617	568	49	8.6%
Cost of sales	(422)	(284)	(138)	48.6%
Gross profit	195	284	(89)	(31.3%)
Administrative and selling expenses	(68)	(109)	41	(37.6%)
Other operating expense	2	6	(4)	n/a
Operating profit	129	181	(52)	(28.7%)

(1)	Includes of intersegment revenues of Ps. 1,274 million and Ps.1,266 million for the fiscal years 2020 and 2019, respectively.

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

During 2020, the Natural Gas Transportation business segment recorded an operating profit of Ps. 12,904 million, compared to a Ps.24,751 million profit recorded in 2019. The main factors that affected the results of operations of this segment compared to 2019 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps.11,000 million for the year 2020 compared to 2019;

•
During 2020, we did not receive any tariff increase while annual inflation was 36.1%. The last tariff increase we received was in April 2019. During 2020, and within the framework of the Solidarity Law, our tariffs were frozen until the Government concludes the RTI or grants us a transitory tariff increase;

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2020, decreased by Ps.9,251 million for the year 2020 compared to 2019, as we have not received any tariff increase since April 2019, while the cumulative inflation rate for the Year 2020 was 36.1%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 1,309 million for the year 2020 compared to 2019. The decrease mainly resulted from the lack of tariff increase discussed above, partially offset by higher volumes dispatched;

•
Revenues relating to the CAU decreased by Ps.450 million for the year 2020 compared to 2019 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2020 decreased by Ps. 3,639 million, from Ps. 22,717 million to Ps. 19,078 million, as compared to the year ended December 31, 2019. This decrease was mainly attributable to impact of the measures taken to mitigate the negative impact of the COVID on our operations: (i) ordinary maintenance expenses for the pipelines and other fixed assets by Ps. 2,202 million, (ii) lower technical assistance fee accrued of Ps. 705 million, (iii) lower taxes of Ps. 528 million as the reduction in our revenues, and (iv) the reduction in labor costs of Ps. 549 million. These effects were partially offset by the increase in depreciations amounting to Ps. 726 million;

•
At December 31, 2020, in accordance with IAS 36, we recognized an impairment on our Natural Gas Transportation fixed assets of Ps. 4,700 million. For additional information see “-Critical accounting policies” section above; and

•
Other operating expenses decreased by Ps.214 million for the year 2020 compared to 2019, primarily as a result of positive impact of the collections received from the insurance company, partially offset by higher provision for contingencies.

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

The total annual sales for the Cerri Complex for 2020 and 2019 in short tons were as follows:

	Years ended December 31,		Year ended December 31, 2020 compared to year ended December 31, 2019
	(volumes in tons)		(volumes in tons)
	2020	2019	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	360,870	283,635	77,235	27.2
Propane	225,739	212,397	13,342	6.3
Butane	180,057	145,513	34,544	23.7
Subtotal	766,666	641,545	125,121	19.5

Exports
Propane	165,897	165,467	430	0.3
Butane	90,612	114,927	(24,315)	(21.2)
Natural Gasoline	122,197	118,454	3,743	3.2
Subtotal	378,706	398,848	(20,142)	(5.1)
Total Liquids	1,145,372	1,040,393	104,979	10.1

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

For the years ended December 31, 2020 and 2019, the total accrued exports withholding amounted to Ps.635 million and Ps. 1,733 million, respectively.

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

Subsequently, on May 10, 2019, the Undersecretary of Hydrocarbons and Fuels issued Provision No. 34/2019 that modifies the price for which the products under the Households with Bottles Program are marketed to Ps.9,327 and Ps.9,213 for propane and butane, respectively. On July 1, 2019, Provision No. 104/2019 was issued, which modified prices as of July 1, 2019, to Ps 9,895 and Ps.9,656 per tone of propane and butane, respectively.

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

During 2020 the Liquids Production and Commercialization business segment recorded operating profit of Ps. 15,809 million, compared to Ps. 14,272 million in 2019. The main factors that affected the results of operations for this segment compared to 2019 were the following:

•
Segment revenue decreased by Ps. 5,892 million for the year 2020 compared to 2019. This decrease was due to a Ps. 9,337 million decrease in prices as a result of the effects resulting from the COVID pandemic. This effect was partially offset by the increase in the volumes shipped by Ps. 3,374 million and the exchange rate on U.S. dollar-denominated sales of Ps. 1,159 million.;

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

•
During 2020, the production of Liquids reached 1,145,372 tons (104,979 tons or 10.1% less than in 2019). This was mainly due to the increase in ethane deliveries after in July 2019 PBB was prevented from taking product due to the incident that occurred in its plant. Likewise, there was an increase in the tons of butane and propane sold in the local market due to the supply plans established by the Government. These effects were partially offset by lower quantities of butane exported.

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments;

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting, under some circumstances, in a negative operating margin on domestic sales of LPG;

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2020, decreased by Ps. 7,224 million, to Ps. 26,057 million from Ps. 33,281 million, as compared to the year ended December 31, 2019. This decrease was mainly due to lower: (i) cost of natural gas purchased as RTP of Ps. 6,373 million, (ii) taxes of Ps. 1,155 million (especially tax on exports due to the reduction of established by Resolution 488). These effects were partially offset by higher technical assistance fees and doubtful accounts charges;

•	Other operating expenses increased by Ps.205 million mainly resulting from the recovery of insurance company.

In 2020, export revenues from the Liquids Production and Commercialization segment were Ps.14,387 million and accounted for 17.1% (18.8% in 2019) of total net sales and 34.5% (39.5% in 2019) of total Liquids Production and Commercialization revenues.

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

During 2020, the other services business segment recorded an operating profit of Ps. 2,314 million, which represents a Ps. 916 million increase compared to Ps. 1,399 million in 2019. The main factors that affected the results of operations of this segment during 2020 are the following:

•
Net revenues increased by Ps. 1,396 million primarily due to higher sales revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta for Ps. 2,353 million and the effect of the increase in the exchange rate on sales revenues denominated in U.S. dollars for Ps. 140 million. These effects were partially offset by lower construction services of the UT by Ps. 279 million and natural gas compression and treatment services rendered by Ps. 732 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 476 million, mainly due to the increase in depreciations of Ps. 909 million. This effect was partially offset by lower technical assistance fees.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2020, the Telecommunications business segment recorded an operating profit of Ps. 129 million, compared to a profit of Ps. 181 million in 2019. The main factors that affected the results of operations of this segment during 2020 are the following:

•	Net revenues increased by Ps. 49 million in the year ended December 31, 2020, when compared to 2019.

•	Costs of sales, administrative and selling expenses increased by Ps. 97 million in the year ended December 31, 2020, when compared to 2019.

B. Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from operating activities, cash flows from the proceeds of the sale of our temporary investments, and cash flows from loans. In response to the limited availability of financing for Argentine companies, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our cash flows from operations have been affected in past years due to the lack of adjustment to our natural gas transportation tariffs to cover increases in our operating costs and capital expenditures, and the COVID effect during 2021 discussed elsewhere herein. Along these lines, and as a guiding principle, financial solvency is our main objective.

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

During 2021, our cash generation has allowed us to cover all our financial needs, mainly the investments made for the maintenance of the transportation system and other operating assets of the remaining business segments, as well as those made for new projects.

In 2021, we have pursued the diversification of our investments portfolio. To that end, we acquired public and private bonds linked to the US dollar and to CER (BCRA’s index: Stabilization Reference Coefficient) to mitigate the exchange rate risk on our liabilities in United States dollars and the impact of inflation on availabilities denominated in Argentine pesos. Besides, through several transactions, we acquired 2018 Bonds for a nominal value of 4,830,000, for which we invested Ps. 534 million.

Lastly, to mitigate any exchange rate risk on the payment of our bonds' interests, in late 2021 we entered into derivative financial instruments for a nominal value of U.S.$10 million, expiring on February 25, 2022. As of the date of the issuance of the present Annual Report, said instruments have been renewed.

The performance of the Natural Gas Transportation segment was marked by the lack of tariff updates, the last of which was received in April 2019, which in the framework of the Solidarity Law and its complementary rules provided for a tariff freeze and the renegotiation of the RTI.

During 2021, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information, see “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization.”

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

In the Liquids Production and Marketing business segment, due to the high prices of commodities, we were able to maintain a positive cash flow.

On December 17, 2015, the Macri administration issued certain measures that involved the relaxation of foreign exchange controls in force over the last four years. Such measures were reversed beginning in August 2019. For additional information, see “Item 10. Additional information—D. Exchange Controls.”

As a result of a combination of external and local factors in the macroeconomic context, the exchange rate of the U.S. dollar increased by 22.1% during 2021, from Ps.84.15 to Ps.102.72. As of December 31, 2021, 73%, or U.S.$284 million, of our fund placements were denominated in U.S. dollars, to mitigate such risk. During the period ended on December 31, 2021, sales revenues denominated in U.S. dollars amounted to 63%.

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

Our financial position is and will be significantly dependent on its operating performance, our indebtedness and capital expenditure programs.

Our primary sources and uses of cash during the years ended December 31, 2021, 2020 and 2019 are shown in the table below:

	Years ended December 31,
	2021	2020	2019
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	7,024	20,067	52,617
Cash flows provided by operating activities	30,301	43,039	27,739
Cash flows used in investing activities	(30,284)	(45,415)	(34,202)
Cash flows (used in ) / provided by financing activities	(959)	(7,660)	(23,259)
Net (decrease) / increase in cash and cash equivalents	(942)	(10,036)	(29,721)
Foreign exchange gains on cash and cash equivalents	323	1,148	7,646
Monetary results effect on Cash and cash equivalents	(1,976)	(4,155)	(10,475)
Cash and cash equivalents at the end of the year	4,429	7,024	20,067

Cash Flows Provided by Operating Activities

The cash flow generated by operating activities for the year ended December 31, 2021, decreased by Ps. 12,739 million, primarily resulting from higher income tax payments by Ps. 2,531 million, lower collections received from derivative financial instruments by Ps. 1,036 million and the decrease in the working capital.

The cash flow generated by operating activities for the year ended December 31, 2020, increased by Ps. 15,300 million, primarily resulting from lower income tax payments by Ps. 8,269 million, higher collections received from derivative financial instruments by Ps.954 million and lower cash advances to suppliers.

Cash Flows Used in Investing Activities

The cash flow used in investment activities for the year ended December 31, 2021, decreased by Ps.15,131 million, mainly driven by lower acquisitions of financial assets not considered cash and cash equivalents by Ps.12,870 million and by lower funds related to capital expenditures allocated to the midstream business in Vaca Muerta.”

The cash flow used in investment activities for the year ended December 31, 2020, increased by Ps. 11,213 million, mainly driven by higher acquisitions of financial assets not considered cash and cash equivalents by Ps.33,688 million. This effect was partially offset by lower funds allocated to the acquisition of capital expenditures following the completion of works related to the midstream business in Vaca Muerta and as a consequence of the impact of COVID by Ps.21,011 million.

Cash Flows (Used in) / Provided by Financing Activities

The cash flow used in financing activities for the year ended December 31, 2021, decreased by Ps. 6,701 million, primarily resulting from lower repurchase of notes and the cancellation of financial debt.

The cash flow used in financing activities for the year ended December 31, 2020, decreased by Ps. 15,599 million, primarily resulting from lower dividend payments by Ps. 20,058 million. This effect was partially offset by the repurchase of notes by Ps. 1,217 million, and the cancellation of financial debt by Ps. 2,044 million, when in Fiscal 2019 we recorded a net financial borrowing.

Description of Indebtedness

As of December 31, 2021, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2021, 2020 and 2019:

	2021	2021	2020
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2018 Notes Interest	5	552	689
Leasing	6	629	725
Total current loans	11	1,181	1,414
Non-current loans:
2018 Notes	477	49,005	61,161
Leasing	23	2,394	3,642
Total non-current loans	500	51,399	64,803
Total loans(1)	511	52,580	66,217

(1)	Issuance expenses net.
(2)	Converted at the exchange rate of Ps.102.72 per U.S.$1.00, which was the selling exchange rate as of December 31, 2021.

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

On May 2, 2018, within the framework of the 2017 short- and medium-term negotiable obligations program approved by the CNV, we issued the 2018 Notes with the following characteristics:

Amount in U.S.$	500,000,000
Interest Rate	6,75% annual
Pricing	99,725%

	Date of Payment	Percentage on the Principal Amount to be Paid
Amortization	May 2, 2025	100%
Frequency of Interest Payment	Semi-annual, payable on May 2 and November 2 of each year.
Guarantor	None.

The proceeds obtained from the 2018 Notes were used to: (i) repurchase the 2014 Notes for an amount equivalent to U.S.$86,511,165; (ii) cancel and totally redeem the 2014 Notes for U.S.$120,786,581; and (iii) the remaining balance to make capital investments.

As of December 31, 2021 the principal amount of outstanding 2018 Notes was U.S.$ 500 million. During 2021 and 2020, the Company repurchased its marketable debt for a nominal value of USD 4.8 million and USD 17.6 million for which it paid Ps. 959 million and Ps. 2,276 million, respectively. This transaction generated a result of (Ps. 414 million) and Ps. 603 million recognized in the financial results of the Statement of Income.

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

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency-forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate. During 2020 and 2019, we did not enter into any derivative instruments to hedge the foreign exchange risk.

Future Capital Requirements

At December 31, 2021, our estimated material short-term and long-term contractual cash obligations consist of our borrowings, purchases of natural gas used in our Liquids Production and Commercialization business segment, lease commitments and are detailed by maturity in Note 22 to our Financial Statements.

For the years of 2022 and 2023, our Board of Directors has approved a capital expenditure program in an amount of U.S.$79 million and U.S.$37 million, which will be mainly focused in our invesments in Vaca Muerta área. For additional information see “Item 5.  Operating and Financial Review and Prospects. A. Operating Results. Discussion of Results of Operations for the Years Ended December 31, 2021 and 2020. Other services.”

Operation of our assets imply that we must incur in capital works to comply with the safety and maintenance of our natural gas pipeline system and other facilities of our business segments.

We currently expect to continue to rely on cash flow from operations and short-term and long-term borrowings and other additional financing activities to finance capital expenditures in the near term.

Our level of investments will depend on a variety of factors, many of which are beyond our control. Among them we can mention changes in current regulations, including the status of negotiations with ENARGAS in order to conclude the RTI process, the development of the Vaca Muerta area and the increase in natural gas supply, changes in tax legislation, and the political, economic and social situation prevailing in Argentina.

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 37% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2021. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 87% of which are denominated in U.S. dollars for the year ended December 31, 2021. Likewise, 81% of the operating costs of this business segment for that period were denominated in U.S. dollars. For more information, see “Presentation of Financial and Other Information—Currency.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. During the 2021, 2020 and 2019 fiscal years, we have maintained a net liability monetary position

Derivative Financial Instruments

Our Board of Directors has approved the terms for acquiring derivative financial instruments in order to hedge risks associated with the fluctuation of interest and exchange rates of our debt.

As a consequence of our liquidity and our strategy to focus our investments in U.S. dollar denominated financial instruments, during 2021, 2020 and 2019 we did not enter into any derivative instrument agreement to hedge foreign exchange risk.

On July 23, 2018, we entered into an agreement with a recognized financial institution to hedge export prices for propane, butane and natural gasoline (put contracts), in order to offset potential losses that could arise if export prices fall below break-even prices (those that balance costs). This agreement was valid between May 2019 and April 2021, according to the following monthly short tons:

Period	Propane	Butane	Natural gasoline
October 2018 – April 2019	6,045	4,506	2,700
May 2019 – September 2019	-	-	4,100
October 20219	9,068	7,010	4,200
November 2019 – April 2020	13,098	10,014	6,000

In order to arrange such operation, we paid a premium of U.S.$3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under the “Derivative financial instruments” caption.

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

General. Management of our business is vested in the Board of Directors. Our Bylaws provide for a board of directors consisting of a minimum of nine principal directors and nine alternate directors and a maximum of 11 principal directors and 11 alternate directors. In the absence of one or more principal directors, alternate directors will attend meetings of the Board of Directors. Principal directors and alternate directors are elected at an ordinary meeting of shareholders and serve one to three-year renewable terms, as resolved by the shareholders, subject to reelection. Effective and alternate directors shall remain in their positions until substituted by the shareholders. In December 2019, the board approved the rules of its internal operation.

Under our Bylaws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board of Directors constitutes a quorum, and resolutions must be adopted by a majority of the directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote. Our Board of Directors’ meetings may be held by video or telephone conference.

Current Board of Directors members were designated at the 2022 Shareholders’ Meeting. All the member of our Board of Directors were appointed until the shareholders’ meeting that considers the financial statements as of December 31, 2022.

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

The General Companies Act governs the way directors are appointed. The members of the Board of Directors are appointed by the shareholders at the general annual shareholders’ meeting or by the Statutory Committee, as the case may be, when authorized by the Bylaws. It is not mandatory to be a shareholder of the company to be eligible to be appointed as a director. Section 263 of General Companies Act mandates that up to one-third of the members of the board can be appointed by the “cumulative vote system.” The vote of each shareholder who chooses to use the “cumulative vote system” shall be multiplied by the number of members to be appointed; the result may be partially or fully allocated to any of the candidates. All of the shareholders are entitled to choose the “cumulative vote system,” in other words, not only ANSES has the right to appoint members to the Board of Directors through that system.

Duties and Liabilities of Directors. Under Argentine law, directors have the obligation to perform their duties with the loyalty and diligence of a prudent business person. Directors are jointly and severally liable to us, shareholders and third parties for the improper performance of their duties, for violating the law, our Bylaws or regulations, if any, and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by our Bylaws, regulations or by a resolution of a shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties; provided that certain recording requirements are met. Moreover, under Argentine law, directors are prohibited from engaging in activities in competition with us without express shareholder authorization. Certain transactions between us and directors are subject to ratification procedures established by Argentine law.

A director who participates in the adoption of a resolution or who advises on or recognizes such resolution, will be exempted from liability if he leaves written evidence of his objection and notifies the Statutory Committee before his liability is reported to the board of directors, the Statutory Committee, a shareholders’ meeting, or competent authority or before judicial action is exercised. Shareholder approval of a director’s performance terminates any liability of a director vis-à-vis the Company; provided that shareholders representing at least 5% of our capital stock do not object and that such liability does not result from a violation of the law, our Bylaws or regulations.

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

f)
Has been a director, manager, administrator or principal executive of non-governmental organizations that have received funds, for amounts exceeding Ps. 800,000 from the company, its controlling entity and other companies of the group of which TGS is a part.

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

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Horacio Jorge Tomás Turri	7/13/2020	2023	Chairman	Executive director oil and gas at Pampa Energía
Luis Alberto Fallo	4/21/2020	2023	Vice Chairman	Director of Sagua Argentina S.A.
Pablo Viñals Blake	4/21/2020	2023	Director	Partner at Marval O’Farrell Mairal Law Firm
María Carolina Sigwald	8/21/2020	2023	Director	Legal Executive director at Pampa Enegía
Luis Rodolfo Secco	4/21/2020	2023	Independent Director	Economist
Carlos Alberto Olivieri	4/21/2020	2023	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/21/2020	2023	Independent Director	Public Accountant
Federico Jose Basualdo Richards	4/21/2020	2023	Independent Director	Comptroller at Ente Nacional Regulador de la Electricidad (“ENRE”)
Soledad Marisol Tolone	4/5/2022	2023	Independent Director	Advisor to the Executive Sub-Directorate of Operations at the FGS-ANSES
Jorge Romualdo Sampietro	4/21/2020	2023	Alternate Director	Senior Director at Petroquímica Cuyo
Gerardo Paz	4/5/2022	2023	Alternate Director	Pampa Energía’s legal affairs vice president
Francisco Antonio Macías	4/21/2020	2023	Alternate Director	Partner at Marval O’Farrell Mairal Law Firm

Name	Date of Appointment	Term Expires	Position	Position in Other Company
María Agustina Montes	4/5/2022	2023	Alternate Director	Legal affairs and compliance manager at Pampa Energía
Enrique Llerena	4/21/2020	2023	Independent Alternate Director	Partner at Llerena – Amadeo Law Firm
Santiago Alberto Fumo	4/21/2020	2023	Independent Alternate Director	Independent consultant
Martin Irineo Skubic	8/21/2020	2023	Independent Alternate Director	Manager of Alliances and New Business Development Latam South at Elli Lilly Interamerica
Nicolás Agustín Nuñez	4/5/2022	2023	Independent Alternate Director	Lawyer in the FGS-ANSES
Alejo Sorrentino	4/5/2022	2023	Independent Alternate Director	Financial Responsible in the FGS - ANSES

Horacio Jorge Tomás Turri is currently Executive Director of oil and gas of Pampa Energía. From August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He is CIESA’s Chairman, as well. Mr. Turri is an Industrial Engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He currently serves as Director of Simali S.A., Executive Director of Sagua Argentina S.A., President of Beau Lieu S.A., President of Finca de Los Andes S.A., Vice President of Vice President of Aguas de Santiago S.A., President of PEPCA S.A. and Vice President of CIESA, President of First Class Flights S.A., President of TGSLatam Energia, and Vice President of Hostería Las Balsas S.A. Since 1992 he has worked with Grupo Sielecki, the main and controlling shareholder of several companies to which he serves as Director. He was born on January 29, 1960.

Pablo Daniel Viñals Blake holds a law degree from the Universidad Católica Argentina and a master law degree from Harvard Law School.  Mr. Viñals Blake has been a foreign associate in the New York office of Milbank Tweed Hadley & McCloy LLP and since 1997 is a partner in the Buenos Aires office of Marval, O’Farrell & Mairal. Mr. Viñals Blake is currently the co-head of Marval’s Mergers & Acquisitions team and head of the Private Equity and Venture Capital and the Agribusiness groups. He has represented domestic and multinational companies, private equity, hedge funds and financial institutions in most of the largest M&A, Agribusiness and project financing transactions in Argentina in the last two decades and advised multilateral financial institutions such as the IFC, IDB and the United States Eximbank on their Argentine operations. He currently serves as a board member of BlackRock Argentina Asesorias S.A., PEPCA S.A. TGSLatam Energia and CIESA. He was born on October 3, 1962.

María Carolina Sigwald has been a member of the Board of Directors of Pampa Energía since 2018 and serves as Executive Director of Legal Affairs of Pampa Energía. Ms. Sigwald worked at the legal department of Central Puerto S.A., and then served as an associate at the New York office at Chadbourne & Parke and then worked at the Corporation Interamericana de Inversiones (IIC) based in Washington. In 1998, Ms. Sigwald returned to Argentina and founded the firm Díaz Bobillo, Sigwald & Vittone, in which she served as an external consultant for energy companies. Before joining as a director at Pampa Energía, between 2015 and 2017, Ms. Sigwald was the director of regulatory and legal affairs at Edenor. Ms. Sigwald is also a member of the boards of CIESA, TGSLatam Energía, CITELEC, CT Barragán, Pampa Cogeneración, Plásticos de Zárate, Transba S.A. and President of Greenwind. Ms. Sigwald holds a law degree with honors from University of Buenos Aires.

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

Federico Jose Basualdo Richards holds degrees in Sociology from the Universidad de Buenos Aires. From November 2020 he has served as Undersecretary of Energy Electricity of the Secretariat of Energy of the Ministry of Economy, previously he was comptroller at the ENRE (the national regulation energy body) and investigator in FLACSO.

Soledad Marisol Tolone holds a Law degree specialized in private law from the Universidad de Buenos Aires. She served in different position in the public administration. From November 2020 she has served as in the FGS-ANSES until March 2022 when she was designed as Advisor to the Executive Sub-Directorate of Operations. She was born on July 7, 1981.

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

Gerardo Carlos Paz was born on October 24, 1968. Mr. Paz obtained a law degree from Universidad Nacional de Córdoba. He has worked at several places such as ENRE from 1994 to 2000, Camuzzi Gas Pampeana from 2001 to 2007 and Pampa Energía S.A. since 2007. Mr. Paz holds a Master’s degree in business law. Mr. Paz serves as Vice Chairman of PACOSA and Transelec. He is also director of HIDISA, HINISA, TJSM and TMB and alternate director of CPB, CIESA and Transba. Mr. Paz is also a member of the supervisory committee of CAMMESA.

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

María Agustina Montes since June 2011 has served as Pampa Energía’s legal affairs and compliance manager. Previously she acted as legal counsel in Clearly, Gottlieb Steen & Hamilton LLP and Brochou, Fernández Madero & Lombardi. She obtained a Law degree from de Universidad de Buenos Aires.

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

Martín Irineo Skubic serves as manager for alliances and development at Elli Lilly Interamerica. In addition Mr. Skubic has served as senior officer at Jergens Argentina S.A., Stafford Miller Argentina S.A., Eveready Argentina S.A. and Pistrelli, Díaz y Asociados. Mr. Skubic holds a degree in public accounting from Universidad de Buenos Aires and holds a Master in Business Administration from Universidad del CEMA.

Alejo Sorrentino has an economic degree from Universidad de Buenos Aires and master in finance from Universidad Torcuato Di Tella. Since September 2020 que acted as financial strategy in the FGS-ANSES. He also acts as Natury BAN director. He was born on January 19, 1995.

Executive Committee. In order to achieve more streamlined management of the Company, the 2017 Shareholders’ Meeting approved the amendment of our Bylaws for the purpose of allowing, within the scope of the Board of Directors, the possibility of constituting an executive committee (the “Executive Committee”), under the terms established by article 269 of the General Companies Act.

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

The current composition of the Executive Committee was decided by the Board of Directors at its meetings of April 5, 2022. Horacio Jorge Tomás Turri, Luis Alberto Fallo, Pablo Viñals Blake and María Carolina Sigwald are in office for a term of one fiscal year, until the meeting that considers the financial statements as of December 31, 2022.

Executive Officers. The following is a list of our executive officers as of the date of this Annual Report, their respective positions with us and the year they were appointed to such position:

Name	Year of Appointment	Position
Oscar Jose Sardi	2019	CEO
Claudia Trichilo	2019	Operations Director
Carlos Hector Sidero	2013	Human Resources Director
Alejandro Mario Basso	2016	CFO and Services Director
Hernan Diego Flores Gomez	2017	Legal Affairs Director
Juan Ignacio de Urraza	2020	Business Director
Rubén De Muria	2018	Institutional and Regulatory Affairs Director

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

Claudia Beatriz Trichilo received a Chemistry degree and a post-graduate degree in Engineering from the Universidad de Buenos Aires. From June 1988 to December 1992, she worked at the Industrial Engineering Department of Gas del Estado. In 1992, Ms. Trichilo joined TGS as Chief of Technical Planning and held such position until December 2002, when she was appointed Technical Developments Manager. From 2007 to 2010, Ms. Trichilo acted as Coordinator of Operations until August 2019, when she was appointed as our Operations Vice President. She also acts as Vice President of CTG. She was born on March 21, 1963.

Carlos Hector Sidero graduated from Universidad de Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994, he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina. He joined TGS in March 2013 as Vice President of Human Resources. He was born on February 16, 1956.

Alejandro Mario Basso received a Public Accounting degree from the Universidad de Buenos Aires. He worked for Compañía Naviera Pérez Companc from 1987 to 1992, and for Quitral-Co S.A. from 1992 to 1994. From 1994 to 1998, he acted as our Planning and Corporate Control Manager, and between September 1998 and March 2008, he was our Planning and Control Vice President. Between March 2008 and October 2016, he acted as our Management Control and Corporate Governance Vice President. In October 2016, he was designated as our CFO and Services Vice President. He also acts as President of CTG, Vice president of Telcosur S.A. and Gas Link S.A., Alternate Director of TGU and Liquidator at EGS. He was born on October 13, 1961.

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

The remuneration paid by us during the year 2021 to the members of our Board of Directors and executive officers amounted to Ps.59 million and Ps.152 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

Audit Committee

According to the Capital Markets Law, publicly listed companies must have an Audit Committee “that will function on a collegiate basis with three or more members of the Board of Directors, the majority of whom must be independent under CNV regulations.” The Audit Committee operates under its Charter of Procedure, which was approved in its meeting held in 2013 in accordance with the requirements of the Capital Markets Law. The charter Procedure require that the majority of the members that form the Audit Committee must be independent according to the CNV’s standards. Audit Committee members are designated by a simple majority of the Board of Directors, at the first meeting following designation of the members of the Board of Directors, and they hold office until their successors are designated. The Audit Committee adopts its own regulations and must prepare a working plan for each fiscal year.

The Board of Directors meeting held on April 5, 2022 appointed the current members of the Audit Committee, who as of the date of this Annual Report are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates, Martin Irineo Skubic, Santiago Alberto Fumo and Enrique Llerena. All of Audit Committee members meet the independence criteria set forth under Rule 10 A-3 of the Exchange Act, SEC regulations and NYSE Standards, but according to CNV rules Mr. Carlos Olivieri does not qualify as independent since he has served as director for more of ten years.

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

•	oversee compliance with the Code of Ethics (see “Item 16B. Code of Ethics”); and other relevant rules;

•
issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five business days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;

•	prepare an annual working plan for the fiscal year and notify the Board of Directors and the Statutory Committee within 60 days from the beginning of the period;

•	fulfill all the obligations stated in our Bylaws and applicable laws and regulations;

•	express its view on the Board of Directors’ proposals on whether to appoint the external auditors to be hired and monitor the auditors’ independence; and

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2021 to the members of the Audit Committee was Ps.20.4 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

Statutory Committee

The Statutory Committee is our monitoring body as stipulated in Section No. 284 of the General Companies Act. Our Bylaws provide for a Statutory Committee consisting of three syndics and three alternate members (“Alternate Syndics”). In accordance with our Bylaws, two syndics and the corresponding Alternate Syndics are elected by a majority vote of the holders of our Class “A” shares. The remaining syndic and corresponding alternate syndic are elected by the majority vote of the remaining holders of our common stock. Each member of the Statutory Committee is elected at the general annual shareholders’ meeting and serves for a one-year renewable term. Members of the Statutory Committee must be lawyers or accountants qualified under Argentine law and, for the accountants, TR No. 45. Our directors, officers and employees may not be members of the Statutory Committee, all members must be independent. Our Bylaws require the Statutory Committee to hold meetings at least once per month.

The primary responsibilities of the Statutory Committee consist of monitoring our management’s compliance with the General Companies Act, our Bylaws and the shareholders’ resolutions, and without prejudice to the role of external auditors, reporting to the shareholders at the general annual shareholders’ meeting regarding the reasonableness of our financial information. Furthermore, the members of the Statutory Committee are entitled to: (i) attend Board of Directors, Executive Committee and shareholders’ meetings, (ii) call special shareholders’ meetings when deemed necessary and general annual shareholders’ meetings when the Board of Directors fails to do so, and (iii) investigate written inquiries initiated by the shareholders. The Statutory Committee does not control our operations or evaluate management’s decisions, which are the exclusive responsibility of the Board of Directors.

The aggregate compensation paid by us for the fiscal year ended December 31, 2021 to the members of the Statutory Committee was Ps.10 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets forth the current membership of our Statutory Committee, each of whom was appointed at the 2022 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
Pablo Fabián Waisberg	8/21/2020	2023	Syndic
José Daniel Abelovich	4/21/2020	2023	Syndic
María Valeria Fortti	4/21/2020	2023	Syndic
Fernando Pedro Tetamanti	8/21/2020	2023	Alternate Syndic
Marcelo Héctor Fuxman	4/21/2020	2023	Alternate Syndic
Sandra Auditore	4/21/2020	2023	Alternate Syndic

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

Compensation Committee

We do not have a compensation committee. Compensation decisions are made by our senior management.

Corporate Governance Practices; NYSE Requirements

See “Item 16G. Corporate Governance.”

D.	Employees

The following table sets out the number of employees per department as of December 31, 2021, 2020 and 2019:

	Number of Employees as of December 31,
Department	2021	2020	2019
General	2	2	3
Administration, Finance and Services	118	113	106
Human Resources	27	24	23
Legal Affairs	11	11	10
Public and Regulatory Affairs	11	11	10
Safety and Environmental	31	30	29
Business	76	73	76
Internal Audit	4	4	4
Operations	822	791	786
Trainees program	6	-	13
Total	1,108	1,059	1,060

The following table sets out the number of employees according to geographical location as of December 31, 2021, 2020 and 2019:

	Number of Employees as of December 31,
Location	2021	2020	2019
City of Buenos Aires	289	281	245
Province of Buenos Aires	455	414	448
Province of Chubut	59	62	64
Province of La Pampa	13	14	14
Province of Neuquén	138	134	133
Province of Río Negro	59	61	60
Province of Santa Cruz	92	91	94
Province of Tierra del Fuego	3	2	2
Total	1,108	1,059	1,060

As of December 31, 2021, 2018 and 2019, the number of temporary employees working for us was 47, 39 and 58, respectively.

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

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2021, we signed agreements for the period of April 1, 2022 to March 31, 2023. This is a consequence of the fact that TGS salary period comprises from the month of April of each year to the month of March of the following year. We are currently in negotiations with trade unions to conclude bargaining agreements for the period April 1, 2021 – March 31, 2022, but the status of this negotiation remains uncertain.

As of December 31, 2021, 79% of our workforce is under trade union representation, having the same employment benefits. The unions that represent such employees are Unión del Personal Superior del Gas, Federación Argentina del Gas Natural de la República Argentina (which groups the unions of the capital, Bahía Blanca and Patagonia Sur) and Sindicato de Trabajadores de la Industria del Gas Natural Derivados y Afines of Neuquén and Río Negro.

E.	Share Ownership

As of December 31, 2021, the following members of our board of directors and our senior management had an ownership interest in our Class B shares of: Carlos Olivieri (0.001%) and Oscar Sardi (0.005%).

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

The following table sets forth certain information with respect to each shareholder known to us to beneficially own five percent or more of our common stock as of March 31, 2022:

Name of Beneficial Owner	Number of Shares(1)		Percent of Total Common Shares	Class
CIESA	405,192,594		51.00%		A
FGS	190,685,633		24.00%		B
Holders through BYMA	62,257,144		7.84%		B
Treasury shares	41,734,225		5.25%		B
ADRs through Citi	94,625,687	(1)	11.91%		B
Total	794,495,283		100.00%	--

(1)	Equivalent to 21,040,200 ADRs.

Our controlling shareholder is CIESA, which holds 51% of our common stock and all of our Class A shares and local and foreign investors hold the remaining shares of our common stock, distributed among minority holders with 25% and FGS (managed by ANSES) with 24%. CIESA is under co-control of Pampa Energía, which holds 50% of CIESA’s common stock, and GIP and PCT, who in the aggregate hold a combined 50% indirect ownership interest in the outstanding capital stock of CIESA, as follows: GIP holds 27.1% and PCT holds 22.90%.

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

•
On the same day, (i) Pampa Energía and its subsidiary Pampa Participaciones S.A. sold all of the capital stock and voting rights of PEPCA to GIP by 51%, WST S.A. (“WST”)by 45.8% and PCT L.L.C. by 3.2% and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, in a proportion of 55% and 45%, respectively. This transaction was authorized by ENARGAS on August 9, 2016, through Resolution No. I / 3939.

•
On January 17, 2017, CIESA was informed of the exercise of the swap option agreed among Pampa Energía, GIP, WST and PCT LLC. Pursuant to such option, (i) GIP and PCT transferred to PHA (formerly Petrobras Hispano Argentina) their position as beneficiary of a trust formed to that purpose (the “CIESA Trust”) owning of 40% of the stock and voting rights of CIESA; and (ii) Pampa Energía and PHA (formerly Petrobras Hispano Argentina) transferred to GIP and PCT shares representative of 40% of the capital and voting rights of CIESA, while Pampa Energía kept a direct participation in CIESA of 10% of its capital and voting rights.

•	On March 24, 2020, CIESA was informed of the transfer of the 40% capital stock owned by the CIESA Trust to PHA.

•	On July 13, 2020, PCT acquired WST participation in PEPCA, or 4.58% of CIESA, which resulted in GIP and PCT owning in the aggregate 50% in CIESA.

•
On January 5, 2022, Pampa Energía merged with PHA. By virtue of this, PHA transferred to Pampa Energía all of the shares it held in CIESA, and as of that date, Pampa Energía had a 50% direct participation in CIESA.

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

The following table shows the current CIESA’s shareholding:

Shareholder	Number of shares	Class of shares	Ownership (%)	Group
Pampa Energía	63,881,869	B1	50%	Pampa Group
	1	A1
	162,898,767	A2
	92,628,711	B2
PEPCA S.A. (GIP y PCT)	63,881,870	B3	10%
GIP	89,594,322	A1
	50,945,792	B1	22%	GIP/PCT Group
PCT	73,304,444	A1
	41,682,920	B1	18%
Total	638,818,696		100%

As reported in “Item 4. Our Information—A. Our History and Development— Controlling shareholders,” the control of CIESA / TGS is divided into two groups, on the one hand Pampa Energía, and, on the other hand, GIP and PCT. Thus, CIESA is under joint control between Pampa Group and GIP/PCT Group.

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

On January 5, 2022, Pampa Energía merged with PHA. By virtue of this, PHA transferred to Pampa Energía all of the shares it held in CIESA, and as of that date, Pampa Energía had a 50% direct participation in CIESA.

Repurchase of Shares

On May 9, 2018, our Board of Directors approved a first program for the acquisition of our Shares in the open market. Since then, our Board of Directors has approved new share repurchase programs. For additional information of such programs, please see “Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.” As of December 31, 2021, we had 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the same in the market amounted to Ps. 5,608 million (together with the trading premium on treasury stock of Ps.1,627 million) which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c) and e) of the CNV’s Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

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

•
The board of directors approved the formation of the UT together with SACDE. The corporate purpose of the UT is to assembly of pipes for the construction of the project of “Expansion of the Natural Gas Transportation and Distribution System” in the province of Santa Fé, called through National Public Bid No. 452-0004-LPU17 by the former MINEM (the “Work”).

•
On October 27, 2017, TGS - SACDE UT executed the corresponding work contract with the former MINEM. UT will continue to exists until its purpose has been fulfilled, that is, once the work involved in the Work and until the end of the warranty period, set at 18 months from the provisional receipt.

In addition, we have entered into a UT operation with SACDE through which work related to the construction of the Regional II - Recreo / Rafaela / Sunchales Gas Pipeline will be carried out. Construction works are still in progress.

Leasing with Pampa Energía

On August 11, 2016, we entered into a financial lease with Pampa Energía. The term of the agreement is for 10 years and it determines that during nine years and 11 months we will pay Pampa Energía a monthly fee of U.S.$623,457, before taxes. A purchase option is established on the leased property in our favor to be exercised within 30 days prior to the termination of the agreement.

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a net book value of Ps. 2,428 million, which allowed us to expand our midstream services provided in that area.

The details of significant transactions with related parties as of December 31, 2021, are as follows:

Revenues				Costs				Financial results
Company	Natural Gas Transportation	Production and commercialization of Liquids	Other Services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Commercialization expenses	Interests expenses	Interest income / fair value results
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	142	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	855,551	2,564,882	1,214,347	2,889,311	2,181,985	-	-	291,753
tgs' associates with significant influence:
Link	-	-	27,744	-	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	26,460	-	-	-	-	-	-	-
Pampa Comercializadora S.A.	148,753	-	-	-	-	-	-	-
CT Barragan	-	-	13,686	-	-	-	-	-	248,511
Transener S.A.	-	-	360	-	-	-	-	-
Fundación tgs	-	-	-	-	-	-	1,169-	-
Total	1,030,764	2,564,882	1,256,137	2,889,311	2,181,985	142	1,169	291,753	248,511

As of December 31, 2021, tgs has a balance of Ps. 713 million corresponding to dollar linked notes issued by CT Barragán S.A. that accrue an annual rate of 4% over the exchange rate established in BCRA Communication “A” 3500 and that amortize the total principal on June 4, 2023.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2021, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Our Financial Statements, which are set forth in the index to Financial Statements in Item 18, are filed as part of this Annual Report.

Exports

For additional information regarding our exports, see “Item 4. Our Information—B. Business Overview—Competition—Liquids Production and Commercialization.”

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

As of December 31, 2021 and 2020, we recorded a provision of Ps. 1,135 million and Ps. 1,154 million, respectively, in respect of this claim under the line item “Provisions,” which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

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

On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, as well as of any other act aimed at enforcing the Executive Decree No. 2067/08, and therefore declare invalid said regulations. On March 29, 2019, the National Secretariat of Energy appealed the judgment, which was granted on April 3, 2019. On October 29, 2019, the judge resolved to extend the injunction (“medida cautelar”) (which prevents the Government from requiring us to pay the charges for the period between November 2011 and March 2016) until April 29, 2020 or until the award becomes final, whichever occurs first. The injunction has been extended until July 1, 2021.

Our management believes we have sufficient valid arguments to defend our position, and thus, we have not recorded any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, and of the effective date of Resolution 28.

On May 14, 2021, TGS was notified of the judgement handed down by Chamber I of the Chamber in Administrative Litigation that (i) has revoked the decision of the First Instance Judge and (ii) has imposed the costs in both instances in the order caused. TGS considers that it possesses reasonable arguments to defend his position on the substantive question raised and, for that reason, he appealed the ruling of the Chamber in Administrative Litigation.

On June 4, 2021, tgs filed an extraordinary federal appeal against the sentence of the Chamber, which was answered by ENARGAS and the Government and was granted by the Court of Appeals itself on July 14, 2021, on the understanding that “At stake is the interpretation and scope of regulations of an unquestionable federal nature, such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as articles 53 and 54 of Law 26,784”.

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable ruling obtained in the first instance, the existence of favorable precedents issued by the Supreme Court with respect to other processors of natural gas and the granting of the extraordinary appeal that will result in the Supreme Court ruling on the case, the Management of TGS and its legal advisors consider that they have solid arguments to defend their position and that it is probable the obtention of a favorable resolution to their interests on the substantive issue. Therefore, no provision has been made for the eventual liability for the increase in the charge to finance the importation of natural gas applicable to natural gas consumptions related to the processing activity at the Cerri Complex for the period between the date of obtaining the precautionary measure and April 1, 2016, the effective date of Resolution No. 28/2016.

This resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as from April 1, 2016, ENARGAS and the body in charge of the collection thereof have ceased to collect the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not required a new extension, by virtue of the premature procedural stage in which the appeal against the Court judgment is found.

Given the complex procedural instance, the nature of charge 2067, the background presented in this and other legal cases initiated against charge 2067, as of the date of issuance of these Interim Condensed Consolidated Financial Statements, it is not possible to make a definitive quantification of the amount that should be paid by tgs in case of not obtaining a favorable ruling from the Supreme Court, while an eventual demand for payment in the current circumstances may be challenged and questioned by tgs in the framework of the corresponding administrative and judicial instances, where the amount of the charge that tgs may eventually be required to pay may be debated.

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

On August 5, 2021, the Supreme Court confirmed the ruling of Chamber I of the Federal Contentious-Administrative Chamber in favor of TGS, which is final.

After having made the corresponding presentations before the AFIP, the Company proceeded to offset the credit (capital plus interest) generated with the payment of taxes as established by the tax agency.

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

In March 2017, we partially canceled the debt claimed by ARBA by adhering to the payment plans offered by the Province of Buenos Aires through Law No. 14,890. Adherence to these payment plans allowed partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

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

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in material environmental liabilities as a result of our operations to date. As of December 31, 2021 and 2020, the total amount of these provisions amounted to Ps. 47,4 million and Ps.33 million, respectively.

b)	Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2021 and 2020, the total amount of these provisions amounted to Ps. 114 million and Ps. 112 million, respectively.

Dividend Distribution Policy

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

Pursuant to our bylaws (“Bylaws”), after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the statutory employee profit-sharing. The balance of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation—Argentine Taxes.”

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

In addition, according to the transitory agreement 2022, and during its term, tgs will not be able to distribute dividends.

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

A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:

	Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps.per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2017	-	-	-	-	-
2018(3)	9,067	114.6	11.41	0.142	0.708
2019(4)(5)	17,683	222.4	22.78	0.286	1.432
2020	-	-	-	-	-
2021	-	-	-	-	-

(2)	Stated in Ps.at Current Currency.
(3)	Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date.
(4)
At the General and Special Annual Shareholders’ Meeting held on April 10, 2018, our shareholders resolved to create a future dividends payment reserve in an amount equal to Ps.7,882 million. At its meetings held on July 6, August 8 and September 6, 2018, our Board of Directors approved to release such reserve in full to our shareholders in the form of cash dividend payments up to an amount equal to the aggregate amount of such reserve.

(5)
At the General Annual Shareholders’ Meeting held on April 11, 2019, our shareholders resolved to create a voluntary reserve for capital expenditures, stock buyback and/or dividends in an amount equal to Ps.12,462 million and a cash dividend payment of Ps.12,506 million. At its meetings held on April 11 and October 31, 2019, our Board of Directors approved the partial distribution of such reserve to our shareholders in an amount equal to Ps.783 million the form of a cash dividend.

(6)
Includes the dividend in kind approved by the General and Special Shareholders’ Meeting held on October 17, 2019 and our Board of Directors’ meeting held on October 31, 2019 consisting in 29,444,795 shares (0.052 shares per share or 0.262 per ADS) at a price of Ps.139.20, calculated by reference to the closing price of our shares in BYMA as of November 12, 2019, the day immediately preceding the date of distribution of such shares to our shareholders.

The General Annual Shareholders’ Meeting held on April 5, 2022 approved to allocate Ps.1,138 million to the Legal Reserve and to allocate Ps. 67,707 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “2022 Reserve”) and to delegate to the Board of Directors the decision to use the 2022 Reserve to make investments, distribute dividends or repurchase stock. The amount of the 2022 Reserve will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine the maximum distributable amount out of the 2022 Reserve, the restated amount of the stock that has actually been repurchased and the additional paid-up capital must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

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

As of December 31, 2021, the market capitalization of shares of the 6 domestic companies (excluding mutual funds) listed on the BASE was Ps.4,000 billion.

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

According to data provided by the Depositary, as of March 31, 2022, there were 18,925,137 ADSs outstanding. Such ADSs represented approximately 11.91% of the total number of issued and outstanding Class B Shares as of such date.

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

Information contained in Item 14 of TGS’s Registration Statement on Form F-1 (Registration No. 33-85178) is hereby incorporated by reference.

Bylaws amendments

The ordinary and special shareholders meeting held on April 30, 2014, approved certain amendments of our bylaws. The purpose of these amendments was to provide our administration with greater flexibility to manage as well as adapt the Bylaws to the requirements of the Capital Markets Law. Below you will find a description of the amendments to our Bylaws:

•	Subject to the approval of the annual shareholders meeting, the number of members of the Board of Directors may vary between nine and eleven directors and an equal number of alternate directors.

•
The Board of Directors meetings may be held not only with the members present, but also with the members communicating remotely. Under our Bylaws, all members will have the same power to vote on a proposal and will be considered to constitute a quorum.

•
The Audit Committee duties, which are in line with those requirements stipulated in the Capital Markets Law, were incorporated to our Bylaws. For additional information regarding Audit Committee duties, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”

The amended Bylaws approved by the 2014 Shareholders’ Meeting held on April 30, 2014, were filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, and are incorporated by reference in this Annual Report as Exhibit 1.2.

The 2017 Shareholders’ Meeting amended our Bylaws in order to: (i) expand our corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) allow the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Act. The purpose of these amendments is to provide management with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, this modification has not received comments from ENARGAS, as informed by a note from ENARGAS dated April 25, 2017, nor from the CNV, which has accepted this amendment through a note dated April 18, 2017.

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the amendment to our Bylaws, which was approved by the General Inspection of Justice on July, 25, 2017. Such amendment to our Bylaws was filed with the SEC pursuant to current report on Form 6-K, dated April 12, 2017 (Commission File No. 1-13.396), and are incorporated by reference in this Annual Report as Exhibit 1.2.

The 2021 Shareholders’ Meeting amended our Bylaws in order to let shareholders meetings may be duly convened remotely. The CNV approved the amendment to our By-laws, which was approved by the General Inspection of Justice on November 19,2021.

General Resolution No. 830/2020 of the CNV — Remote meetings

As a result of the COVID pandemic and the social distancing measures set forth in Decree No. 297/2020, on April 3, 2020, the CNV issued General Resolution No. 830 (“Resolution 830”), to the effect that:

During the period in which the curfews and other transit restrictions remain in effect as a result of the state of health emergency resulting from the COVID pandemic, shareholders and directors meetings may be duly convened remotely, even in the cases in which the Bylaws or other organizational documents do not expressly provide so if: (i) all shareholders or directors as applicable, are able to participate and cast a vote; (ii) the means of communication allow the simultaneous transmission of sound, images and sound during the entire meeting, and (iii) the applicable call notice shall clearly inform the access mechanism, procedures and other details for shareholders or directors, as applicable, to participate in the applicable meeting. In addition, issuers are required to keep a digital copy of record of the meeting for a period of five years, which shall be available to any shareholder who requests it. The issuer’s audit body shall be required to verify that at all times the meeting is conducted in accordance with applicable procedures set forth in the organization documents of the issuer and Argentine laws.

The 2021 Shareholders’ Meeting approved the amendment of Article 14 of our Bylaws to contemplate the possibility of holding remote meetings. As of the date of issuance of this Annual Report this amendment has been registered by the CNV.

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

The 2018 Notes were issued pursuant to the program, which provides for the issuance of up to a maximum principal amount of U.S.$1,200 million in notes, and was authorized by resolutions of an extraordinary shareholders’ meeting dated April 25, 2013 and April 13, 2017, and by resolutions of our Board of Directors adopted on July 23, 2013, December 23, 2013 and June 29, 2017. The program was also authorized by the CNV by Resolution No. 17,262 dated January 3, 2014 and Resolution No. 18,938 dated September 15, 2017.

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

Financial Lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for a book value as of December 31, 2021 of Ps.2,428 million, which we utilize in our Other Services business segment. Monthly lease payments to Pampa Energía amount to U.S.$0.6 million, before taxes.

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

Foreign Assets

Prior authorization from the Central Bank is required for the acquisition of foreign assets (e.g., purchase of foreign currency, among others) and for derivative transactions by Argentine companies, Argentine local governments, Argentine mutual funds, trusts and other Argentine entities. Individuals must request authorization when the value of such assets exceed U.S.$200 (in the case of withdrawals from Argentine bank accounts) or U.S.$100 (in the case of cash purchases) in any calendar month.

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

Additionally, Communication “A” 7,106 established the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the Central Bank will grant access to companies for an amount less than 40% of maturities and companies must refinance the rest for a term of at least two years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of U.S.$1,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

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

•
Payment at maturity of the principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterpart linked to the debtor, insofar as the funds have been entered and settled in the foreign exchange market as of October 2, 2020 and the indebtedness has an average life of no less than two years.

On January 6, 2021, the BCRA issued Communication “A” 7196, which provided for certain relaxations to the settlement of foreign currency originated in the process of taking or refinancing debt.

On January 7, 2021, the BCRA published Communications “A” 7200 and “A” 7201, according to which it resolved, on the one hand, to establish that those individuals and legal entities that are considered obliged subjects must complete the “Registry of foreign exchange information of exporters and importers of goods” before April 30, 2021 and, on the other hand, it established new measures to access the foreign exchange market for the import of goods defined as luxury and final goods.

On February 4, 2021, the BCRA issued Communication “A” 7218, which established a new option to access the foreign exchange market to pay principal and interest services of debt securities issues with registration abroad arranged as from February 5, 2021 and that have been partially subscribed in foreign currency in the country. In order to be eligible for this possibility, the following conditions must be met: (i) the debtor proves to have registered exports prior to the issuance of the debt securities or that the funds from the placement were destined to face commitments abroad; (ii) the average life of the securities must be no less than five years; (iii) the first amortization is agreed to occur no earlier than three years from the issue date; (iv) the local tranche of the issue does not exceed 25% of the total issued; and (v) at the date of access all the funds integrated under the issue have been liquidated.

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

Profits and Dividends

Prior authorization from the Central Bank is required for the transfer of profits and/or dividends outside of Argentina, unless certain requirements expressly provided for by current regulation are met.

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

Outgoings

Imports of Goods and Services

Except for certain exceptions current regulations provide for, importers of goods and/or services must obtain prior authorization from the Central Bank for the settlement of foreign currency-denominated debts in connection with the import of goods and services.

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

(a)
All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to U.S.$100,000 (with some exceptions, expressly provided for by the regulation).

(b)
Undertakes to settle in pesos through the foreign exchange market, within five working days of its availability, those funds received abroad resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020.

In addition to the above, by means of Communication “A” 7327, the Central Bank established that, as of July 12, 2021, in order for residents to be granted access to the foreign exchange market, it will be required (in addition to the preexisting conditions), that: (i) on the same day that such access is required and within the previous 90 days, such local resident has not exchanged securities for other foreign assets (in addition to the already existing requirement of not having sold securities with settlement in foreign currency or transferred them to depository institutions abroad during the same period); and (ii) for legal entities, to submit a sworn statement informing (a) a list of the persons or legal entities that directly control the client; and (b) that within the previous 90 days (or since July 12, 2021, in the event that 90 days have not yet elapsed since that date), the legal entity has not delivered in the country any funds in local currency or other liquid local assets to any of the aforementioned persons (except for those directly associated with usual transactions involving the acquisition of goods and/or services). Alternatively, the requirement set forth in (b) may be considered fulfilled if the legal entity submits a sworn statement executed by each of those persons exercising direct control stating that, during the same period, no sales of securities with settlement in foreign currency, or exchanges of securities for other external assets, or transfers thereof to depository institutions abroad, have been made.

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous thirty days, and a commit not to do so within thirty subsequent calendar days.

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

Central Bank Communication “A” 7,106 established that non-residents will not be able to arrange sales of securities with settlement in foreign currency, except for sales of securities that have been acquired in Argentina with liquidation in foreign currency from September 16, 2020 and have remained in the non-resident’s portfolio for a period not less than a year.

On July 8, 2021, the Securities Regulator (“CNV”), approved General Resolution 895/2021, to increase the minimum holding periods for the settlement of securities against foreign currency and in foreign jurisdiction. Said General Resolution does not incorporate modifications for the settlement of securities against local currency.

The minimum holding period, locally known as “Parking Period”, for securities in the local custodian to be applied to the settlement of transactions in foreign currency and in foreign jurisdiction (i.e., settlement against “Dollar Cable” in a foreign account) was set to two (2) business days. This Parking Period does not apply in the case of purchases of securities with settlement in foreign currency and in a foreign jurisdiction.

In the case of sales of securities with settlement in foreign currency, but in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains one (1) business day. This Parking Period shall not apply in the case of purchases of securities settling in foreign currency.

The Parking Period prior to settlement against foreign currency and in foreign jurisdiction (i.e. settlement against “Dollar Cable” in a foreign account) for locally credited securities from foreign depositories (i.e. acquired from foreign agents) has also been set to two (2) business days. In the case of transactions with settlement in foreign currency and in local jurisdiction (i.e., settlement against a MEP transfer to a local account), the Parking Period remains at 1 business day.

Finally, the CNV also modified the maximum limits for weekly transactions in sovereign securities issued by the Argentine Republic for each principal sub-account in the time-priority bidding segment (BYMA), which prior to the entry into force of the General Resolution was one hundred thousand (100,000) nominal amounts (only for securities issued under local law). According to the new General Resolution, the limit was split into (i) fifty thousand (50,000) nominals for securities issued under local law, purchased with settlement in such currency and jurisdiction, and (ii) fifty thousand (50,000) nominals for securities issued under foreign law. These limits continue not to apply to wholesale transactions (MAE/SENEBI).

Nevertheless, this would not prevent non-residents from transferring abroad securities acquired in the country, and perform their sales abroad, in which case they would take into account the minimum holding term (or “parking”) mentioned below.

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

Argentine Taxes

Income Tax

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, had introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, there had been a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate would have been further reduced to 25%. Additionally, a withholding of 7% or 13% had been established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

 On June 16, 2021, Law 27,630 was enacted and published in the Official Gazette. This law increases corporate income tax rates for tax years beginning January 1, 2021, and onwards. The new law increases tax rates by replacing the fixed tax rate with a progressive tax scale. It also extends the 7% withholding tax rate currently in force to dividends from profits accrued in tax years beginning January 1, 2021, and thereafter.

Taxation on Dividends

In view of the last amendments introduced to the Income Tax Law by virtue of the Tax Reform, as of fiscal years beginning on January 1, 2018, the taxation applicable to dividends distributed from Argentine companies would be as follows, as amended by the Solidarity Law:

•       Dividends originated from profits obtained during fiscal years 2019, 2020 and 2021: dividends on Argentine shares paid to Argentine individuals and/or non-residents (“Foreign Beneficiaries”) are subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”).

•         Dividends originated from profits obtained during fiscal year 2021 onward: the tax rate is raised to 7%.

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

Capital Gains Tax

Resident individuals

Capital gains obtained by resident individuals or undivided estates situated in Argentina from the sale or disposition of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock exchange under the supervision of the CNV, in which case an exemption applies.

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five‑year carryover period.

Foreign beneficiaries

Capital gains of Argentine source (as it is the case of both our ADSs and shares) obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale, exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes.

The sale of an equity interest in a foreign entity could represent a taxable indirect transfer of Argentine assets (including shares), if (i) the value of the Argentine assets exceed 30% of the transaction’s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale.

The applicable rate is generally 15% on the net capital gain or at a 13.5% rate on the gross price at the seller’s election, of the proportional value that corresponds to the Argentine assets.

The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2021 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit

0 to 5 million	ARS 0	25%

Over 5 million to 50 million	ARS 1.25 million	30%

Over 50 million	ARS 14.75 million	35%

Losses arising from the sale, exchange or other disposition of shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF SHARES AND ADSs.

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

The following table provides information regarding our assets and liabilities as of December 31, 2021, according to its interest rate:

	Financial assets (1)	Financial liabilities (2)
	(in thousands of pesos)
Fixed interest rate	22,553,663	49,556,849
Variable interest rate	17,479,560	-
Total	40,033,223	49,556,849

(1)	Includes short-term investments, fixed-term investments and bank accounts. Most of our trade receivables do not accrue interest.
(2)	Includes loans, excluding issuance expenses and lease liabilities.

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

Our risk management policy is defined with the objective of reducing the impact of the loss of purchasing power. During the years ended December 31, 2021, 2020 and 2019 we have maintained a liability monetary position. As a consequence, we have recorded a net gain from exposure to inflation in the monetary items.

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

Regarding the revenue derived from the Natural Gas Transportation segment, the tariffs charged by us are currently denominated in pesos. On the other hand, revenues in U.S. dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2021, 2020 and 2019. Total revenues denominated in Argentine Pesos accounted for 37%, 50% and 53% for the years ended December 31, 2021, 2020 and 2019, respectively.

Our financial risk management policies are defined with the objective of mitigating the impact that the variation in the exchange rate has on our position in foreign currency. For this purpose, alternative investment evaluations are regularly carried out to diversify investments in financial instruments portfolio between U.S. dollar-denominated instruments or, although denominated in pesos, to obtain positive returns in real terms. We prioritize the placement of funds in U.S. dollar-denominated investments and since 2021, depositing such placements primarily abroad through the trading of financial instruments. During the year 2021, we recorded a Ps.1,897 million loss generated by trading financial instruments to place foreign currency abroad.

Additionally, in the event that it is considered appropriate, we contract derivative financial instruments that allow us to hedge the fluctuation of the U.S. dollar over long-term positions in such currency. During the years ended December 31, 2021, 2020 and 2019, we did not contract derivative financial instruments to cover this risk.

However, we managed to mitigate the impact on the exchange rate variation by placing funds in assets denominated in U.S. dollars. As of December 31, 2021, for mitigating this foreign exchange risk, 73% of our fund placements are denominated in U.S. dollars.

Our financial debt obligations and trade payables denominated in foreign currency as of December 31, 2021, amounted to U.S.$550 million (Ps. 56,463 million). As of December 31, 2021, we also had the equivalent of U.S.$66 million (Ps. 6,807 million) of trade and other receivables denominated in U.S. dollars. Finally, U.S.$ 286 million (Ps. 29,315 million) of our financial investments assets are denominated in U.S. dollars at such date. Therefore, our net liability position in U.S. dollars amounted to U.S.$196 million as of December 31, 2021.

Sensitivity Analysis Disclosure to Interest Rates and Exchange Rates

In view of the nature of our financial assets that bear variable interest, an immediate decrease of 100 basis points in the interest rate curve would not have a significant impact on their total value.

The potential financial expense loss (before income tax) in our net monetary liability position held as of December 31, 2021, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the peso/U.S. dollar exchange rates, would have been Ps. 2,023 million. This sensitivity analysis provides only a limited view of the market risk sensitivity of certain of our financial instruments. The actual impact of market foreign exchange rate changes on our financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Derivative financial instruments

In order to mitigate the exchange rate risk, during fiscal year 2021, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

At the end of this fiscal year, the net position is buying US dollars and amounts to US$ 10 million at a weighted average exchange rate of Ps. 119.15 maturing in February 2022. The fair value of the contracts as of December 31, 2021 amounts to a net liability position of Ps. 42 million, which is disclosed in the item Derivative financial instruments. These contracts are guaranteed for Ps. 78 million which are disclosed in the caption “Other financial assets at fair value through profit or loss” of our Financial Statements.

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

		Expected maturity date
	Overdue	2022	2023	2024	Thereafter	Total(6)	Fair value(2)
	(in millions of pesos) (1)
Debt denominated in U.S. dollars(1) (4) (5)
Fixed rate	-	3,467	3,467	3,467	53,093	63,494	49,556
Interest rate(3)		6.875%	6.875%	6.875%

Financial lease in U.S. dollars(1) (4)(5)
Fixed rate	77	768	768	768	1,228	3,609	3,023

(1)	Converted at the exchange rate as of December 31, 2021: Ps. 102.72 per U.S.$1.00.
(2)	For a detailed description of 2018 Notes, see “Item 10. Additional Information—C. Material contracts—Debt Obligations.”
(3)
For further information about limitations on our ability to make payments on our debt denominated in U.S. dollars see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina— The Argentine economy may be adversely affected by economic developments in other markets and by more general effects, which could have a material adverse effect on Argentina’s economic growth.”

(4)	Includes future interest payments not accrued as of December 31, 2021.
(5)	Contracted undiscounted cash flows. Thus, they do not reconcile to the amount disclosed on the statement of financial position.
(6)	Corresponds to the pre-export finance totally paid as of the issuance of this Annual Report.

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

Based on the volume of sales for the year ended December 31, 2021, the Company estimated that, other factors being constant, a increase of U.S.$ 50/ton in the international price of LPG and natural gasoline, respectively, for the year ended December 31, 2021 would have increased our net comprehensive income in our Liquids Production and Commercialization segment by Ps.2,248 million. A decrease of U.S.$ 50/ton in the international price would have had the opposite effect.

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

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2021, to April 25, 2022, we received from the Depositary U.S.$0.6 million for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect TGS.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A.	Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2021, our internal control over the financial reporting was effective.

C.	Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2021, as stated in their reports appearing herein.

D.	Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC and EY, during the years ended December 31, 2021 and 2020 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2021	2020	2021	2020
	(in thousands of pesos)
Audit fees	32,858	28,919	32,889	29,512
Audit-related fees	1,176	3,025	2,477	2,329
Tax fees	-	1,208	-	1,369
All other fees	-	-	14,629	8,638
Total fees	34,034	33,152	49,995	41,848

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

Tax fees. Tax fees in the above table represent services rendered by PwC in connection with Tax inflation adjustment and Income tax provision, and on a tax due diligence corresponding to a Bolivian business rendered by EY.

All other fees. All other fees in the above table represents on facilitating process improvement rendered by EY.

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

Consequently, all services and fees rendered by our independent auditors during the year ended December 31, 2021 were approved by the Audit Committee prior to their engagement to perform such work.

The general annual shareholders´ meeting designates the external auditor.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.	Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers

Issuer Purchases of Equity Securities

On May 9, 2018, our Board of Directors approved the First Share Repurchase Program with a maximum amount to invest of Ps. 1,700 million stated at its original value. The chart below shows repurchases conducted under such program through its expiration.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
5/11/2018 – 5/31/2018	811,624	17.19	4,058,120	(2)
6/1/2018 – 6/30/2018	550,175	15.45	2,750,875	(2)
7/1/2018 – 7/31/2018	359,536	13.69	1,797,680	(2)
8/1/2018 – 8/31/2018	316,347	13.18	1,581,735	(2)
9/1/2018 – 9/10/2018	65,400	12.07	327,000	(2)
	2,103,082		10,515,140

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps.1,700 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On September 6, 2018, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps. 1,800 million stated at its original value. The chart below shows repurchases conducted under such program through its expiration.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
10/1/2018 – 10/31/2018	610,974	13.64	3,054,870	(2)
12/1/2018 – 12/31/2018	6,100	13.43	30,500	(2)
	617,074		3,085,370

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps.1,800 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On March 27, 2019, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.1,500 million stated at its original value. The chart below shows repurchases conducted under such program through its expiration.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
04/1/2019 – 04/30/2019	724,275	10.73	3,621,375	(2)
05/1/2019 – 05/31/2019	636,037	11.08	3,180,185	(2)
08/1/2019 – 08/26/2019	1,063,706	9.06	5,318,530	(2)
	2,424,018		12,120,090

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps.1,500 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On August 26, 2019, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.3,200 million stated at its original value. The chart below shows repurchases conducted under such program through its expiration.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
08/28/2019 – 08/31/2019	460,000	7.81	2,300,000	(2)
09/01/2019 – 09/30/2019	284,785	7.94	1,423,925	(2)
11/01/2019 – 11/20/2019	644,120	6.27	3,220,600	(2)
	1,388,905		6,944,525

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps.3,200 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On November 19, 2019, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.4,000 million stated at its original value. The chart below shows repurchases conducted under such program through its expiration.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
11/21/2019 – 11/30/2019	401,000	6.04	2,005,000	(2)
12/01/2019 – 12/31/2019	932,231	5.97	4,661,155	(2)
01/01/2020 – 01/31/2020	1,455,121	6.56	7,275,605	(2)
02/01/2020 – 02/28/2020	555,098	6.21	2,775,490	(2)
	3,343,450		16,717,250

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps.4,000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On March 6, 2020, our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.2,500 million. The chart below shows repurchases conducted under such program through its expiration.

Period	Total number of ADRs purchased	Average price paid per ADRs (U.S.$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
03/09/2020 – 03/31/2020	1,649,875	4.98	8,249,375	(2)
04/01/2020 – 04/30/2020	620,668	4.41	3,103,340	(2)
05/01/2020 – 05/31/2020	386,000	4.32	1,930,000	(2)
08/01/2020 – 08/31/2020	149,100	4.593	745,500	(3)
09/01/2020 – 09/30/2020	861,300	4.4191	4,306,500	(3)
10/01/2020 – 10/31/2020	426,805	4.5231	2,134,025	(3)

(1)	Correspond to the sum of common shares and ADRs purchased. Each ADR represents 5 common shares.
(2)	For up to Ps.2,500 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.
(3)	For up to Ps.3,000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

On August 21, 2020 our Board of Directors approved a new share repurchase program with a maximum amount to invest of Ps.3,000 million. The chart below shows repurchases conducted under such program through its expiration.

Period	Average price paid per share (Ps.)	Total Number of Shares Purchased as Part of the Publicly Announced Plan(1)	Maximum Number of Shares that may yet be purchased under the plan
08/01/2020 – 08/31/2020	120.812	117,557	(2)
09/01/2020 – 09/30/2020	117.146	250,091	(2)
10/01/2020 – 10/31/2020	147.269	249,897	(2)

(1)	Correspond to the sum of common shares purchased in BYMA.
(2)	For up to Ps.3,000 million, or any lower amount resulting in such acquisition reaching 10% of our capital stock.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by:

•	applicable Argentine law (particularly, the General Companies Act),

•	the standards of BYMA,

•	Capital Markets Law and Decree No. 1,023/2013,

•	the standards of the CNV,

•	our Bylaws,

•	our integrity program and other internal control policies and procedures, and

•	certain rules of the NYSE applicable to listed foreign private issuers.

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

Meeting of Non-Management Directors

According to NYSE requirements, non-management directors must meet at regularly scheduled executive sessions without management. None of Argentine law, the CNV Rules or our Bylaws requires that any such meetings be held. Under Argentine law, a board of directors must meet at least once every three months.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable..

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Item 19.	Exhibits

Exhibit No.
1.1	Corporate Charter and Bylaws.(2)
1.2	Bylaws Amendments.(1)
2.4
Indenture dated May 2, 2018, entered into among TGS, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of TGS’s Class 2, 6.750% senior notes due 2025.(2)

2.5	Officers’ Certificate establishing the terms of TGS’ 6.750% Notes Due 2025.(2)
2.6	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	CIESA Shareholders’ Agreement.(5)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(6)
3.3	CIESA’s Settlement Agreement.(5)
4.1	Technical Assistance Service Agreement between TGS and Pampa Energía, dated December 26, 2017.(2)
5.1	Financial lease agreement between Petrobras Argentina and TGS, dated July 25, 2016.(7)
8.1	List of TGS’s Subsidiaries.

Exhibit No.
11.1	Code of Ethics.(4)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(8)

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

(2)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2018 (Commission File No. 1-13396).
(3)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2019 (Commission File No. 1-13396).
(4)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2005 (Commission File No. 1-13396).
(5)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2012 (Commission File No. 1-13396).
(6)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2010 (Commission File No. 1-13396).
(7)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2017 (Commission File No. 1-13396).
(8)	Incorporated by reference to our Annual Report on Form 20-F filed with the Securities and Exchange Commission for the year ended December 31, 2003 (Commission File No. 1-13396).

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

TRANSPORTADORA DE GAS DEL SUR S.A.
(Registrant)
By:

/s/ Oscar José Sardi
Name: Oscar José Sardi
Title: Chief Executive Officer

/s/ Alejandro M. Basso
Name: Alejandro M. Basso
Title: Chief Financial Officer and
Dated: April 26, 2022	Services Vice President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 26, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

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

Impairment of long-lived assets related to Property, Plant & Equipment of Natural Gas Transportation cash-generating unit

Description of the matter

At December 31, 2021, the Company’s net book value of Property, Plant & Equipment (“PPE”) related to the Natural Gas Transportation cash-generating unit was Argentine Pesos 97,133 million. As discussed in Notes 4 (j) and 5 (a) to the consolidated financial statements, PPE is tested to assess whether an impairment is required when significant changes that took place during the period, or that will take place in the near future indicate that the recoverable value of the PPE amounts may be affected. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. The value in use is calculated based on discounted future cash flows, which are prepared for each cash generating unit considering, among others, significant assumptions relating to future tariff adjustments based on negotiations with the regulator, discount rate and expected future macroeconomic variables such as inflation and foreign exchange rates.

The principal consideration for our determination that performing procedures relating to the impairment of long-lived assets related to PPE of Natural Gas Transportation cash-generating unit is a critical audit matter is that there was significant judgment by management in estimating the value in use of this cash-generating unit. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the significant assumptions in the value in use estimate, including future tariff adjustments based on negotiations with the regulator, discount rate and expected future macroeconomic variables such as inflation and foreign exchange rates. In addition, the audit effort involved professionals with specialized skill and knowledge to assist in performing the audit procedures and evaluating the audit evidence obtained.

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

/s/ Price Waterhouse & Co. S.R.L.	/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/Fernando Alberto Rodriguez	Member of Ernst & Young Global Limited

Price Waterhouse & Co. S.R.L (“PwC”) has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017.
Buenos Aires, Argentina
April 26, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

Opinion on the Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control  Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 26, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.  We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Price Waterhouse & Co. S.R.L..	/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L
/s/Fernando Alberto Rodriguez	Member of Ernst & Young Global Limited

Price Waterhouse & Co. S.R.L (“PwC”) has served as the Company’s sole auditor since 2012. PwC and Pistrelli, Henry Martin y Asociados S.R.L have served as the Company’s joint auditors since 2017

Buenos Aires, Argentina
April 26, 2022

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2021	2020	2019

Revenues	8.h.	88,976,328	84,333,261	99,790,386
Cost of sales	8.i.	(47,662,553)	(41,608,125)	(50,089,910)
Gross profit		41,313,775	42,725,136	49,700,476

Administrative expenses	8.j.	(2,564,806)	(2,540,034)	(2,589,826)
Selling expenses	8.j.	(4,794,605)	(4,479,561)	(6,246,072)
Other operating results	8.l.	128,816	150,684	(262,057)
Impairment of PPE	5.a	-	(4,700,407)	-
Operating profit		34,083,180	31,155,818	40,602,521

Net financial results
Financial income	8.k.	6,872,187	8,325,067	17,539,130
Financial expenses	8.k.	(16,911,649)	(27,462,866)	(36,372,505)
Other financial results	8.k.	202,856	(10,225,962)	233,003
Gain on net monetary position	8.k.	9,400,298	9,784,128	12,646,382
Total		(436,308)	(19,579,633)	(5,953,990)
Share of profit /(loss) from associates	11	21,226	32,166	(65,466)

Net income before income tax		33,668,098	11,608,351	34,583,065

Income tax expense	14	(12,737,021)	(6,648,108)	(8,269,466)

Total comprehensive income for the year		20,931,077	4,960,243	26,313,599

Total comprehensive income attributable to:
Owners of the Company		20,931,074	4,960,229	26,313,572
Non-controlling interests		3	14	27
Total comprehensive income for the year		20,931,077	4,960,243	26,313,599

Total comprehensive income per share attributable to owners of the Company:
Weighted average of outstanding ordinary shares *		752,761,058	762,371,755	788,405,563
Basic and diluted earnings per share		27.81	6.51	33.38

*The weighted average of the number of shares considers the effect of the weighted average of the changes originated in the transactions with treasury shares made during the year.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2021 AND 2020 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2021	2020
ASSETS

Non-current assets
Property, plant and equipment	12	150,177,045	149,241,162
Investments in associates	9	33,046	193,802
Other financial assets at amortised cost	8.m.	22,444,522	20,768,077
Deferred income tax asset	14	23,757	37,240
Other receivables	8.a.	8,855	14,425
Total non-current assets		172,687,225	170,254,706

Current assets
Other receivables	8.a.	5,976,730	3,272,184
Inventories		1,169,604	862,634
Trade receivables	8.b.	10,623,500	9,279,066
Contract assets		24,043	181,115
Other financial assets at amortised cost	8.m.	1,910	27,651
Other financial assets at fair value through profit or loss	8.n.	13,267,914	3,201,152
Cash and cash equivalents	8.c.	4,428,802	7,023,927
Total current assets		35,492,503	23,847,729

Total Assets		208,179,728	194,102,435

EQUITY
Common stock		55,909,519	55,909,519
Treasury shares		3,099,692	3,099,692
Cost of acquisition of treasury shares		(5,608,271)	(5,608,271)
Additional paid-up capital		(1,626,911)	(1,626,911)
Legal reserve		5,514,176	5,266,164
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		42,373,442	37,661,225
Accumulated retained earnings		20,931,074	4,960,229
Non-controlling interests		50	47
Total equity		120,592,771	99,661,694

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	10,299,983	11,280,267
Contract liabilities	8.d.	5,628,101	6,116,347
Loans	13	51,398,757	64,803,255
Total non-current liabilities		67,326,841	82,199,869

Current liabilities
Provisions	15	1,295,853	1,299,158
Contract liabilities	8.d.	502,366	479,972
Other payables	8.e.	318,271	455,804
Taxes payables	8.f.	666,053	525,992
Income tax payable		8,762,016	2,101,391
Payroll and social security taxes payable	8.o.	1,424,362	1,732,791
Loans	13	1,180,605	1,413,970
Derivative financial instruments	16.1.1	42,265	-
Trade payables	8.g.	6,068,325	4,231,794
Total current liabilities		20,260,116	12,240,872

Total liabilities		87,586,957	94,440,741

Total equity and liabilities		208,179,728	194,102,435

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions							Retained Earnings
	Outstanding shares		Treasury shares								Reserve for
	Common stock	Inflation adjustment to common stock	Common stock (1)	Inflation adjustment to common stock (1)	Acquisition cost of treasury shares (1)	Additional paid-up capital (2)	Subtotal	Legal reserve	Future dividends Reserve	Future capital expenditures reserve	capital expenditures, acquisition of treasury shares and/or dividends	Accumulated retained earnings	Subtotal	Total	Non-Controlling interests	Total

Balances at December 31, 2018 *	780,894	57,218,151	13,601	996,565	(4,491,754)	-	54,517,457	2,055,445	3,134,677	220,808	-	37,894,194	43,305,124	97,822,581	30	97,822,611

Resolutions of the Ordinary and Extraordinay Shareholders´
Meeting held on April 11, 2019
Legal Reserve	-	-	-	-	-	-	-	1,895,040	-	-	-	(1,895,040)	-	-	-	-
Dividends payment	-	-	-	-	-	-	-	-	-	-	-	(18,876,266)	(18,876,266)	(18,876,266)	-	(18,876,266)
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	-	-	18,811,214	(18,811,214)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(3,134,677)	(220,808)	-	3,355,485	-	-	-	-

Treasury shares distribution	29,445	1,799,865	(29,445)	(1,799,865)	8,313,704	(1,626,911)	6,686,793	-	-	-	(6,633,313)	-	(6,633,313)	53,480	-	53,480
Dividends payment	-	-	-	-	-	-	-	-	-	-	(1,181,728)	-	(1,181,728)	(1,181,728)	-	(1,181,728)
Treasury shares purchase	(25,731)	(1,545,694)	25,731	1,545,694	(5,323,617)	-	(5,323,617)	-	-	-	-	-	-	(5,323,617)	-	(5,323,617)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	26,313,572	26,313,572	26,313,572	27	26,313,599

Balances at December 31, 2019	784,608	57,472,322	9,887	742,394	(1,501,667)	(1,626,911)	55,880,633	3,950,485	-	-	10,996,173	27,980,731	42,927,389	98,808,022	57	98,808,079

Treasury shares purchase	(31,847)	(2,315,564)	31,847	2,315,564	(4,106,604)	-	(4,106,604)	-	-	-	-	-	-	(4,106,604)	-	(4,106,604)
Resolutions of the Ordinary and Extraordinay Shareholders
Meeting held on April 21, 2020
Legal Reserve	-	-	-	-	-	-	-	1,315,679	-	-	-	(1,315,679)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	-	-	(10,996,173)	10,996,173	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	-	-	37,661,225	(37,661,225)	-	-	-	-

Non-Controlling interests dividends payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(24)	(24)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	4,960,229	4,960,229	4,960,229	14	4,960,243

Balances at December 31, 2020	752,761	55,156,758	41,734	3,057,958	(5,608,271)	(1,626,911)	51,774,029	5,266,164	-	-	37,661,225	4,960,229	47,887,618	99,661,647	47	99,661,694
Resolutions of the Ordinary Shareholders
Meeting held on April 20, 2021
Legal Reserve	-	-	-	-	-	-	-	248,012	-	-	-	(248,012)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	-	-	(37,661,225)	37,661,225	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	-	-	42,373,442	(42,373,442)	-	-	-	-
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	-	20,931,074	20,931,074	20,931,074	3	20,931,077

Balances at December 31, 2021	752,761	55,156,758	41,734	3,057,958	(5,608,271)	(1,626,911)	51,774,029	5,514,176	-	-	42,373,442	20,931,074	68,818,692	120,592,721	50	120,592,771

(1)
As of December 31, 2021 and 2020 corresponds to 41,734,225 shares of par value Ps. 1 each, equivalent to 5.25% of the share capital. The acquisition cost of these shares amounted to Ps. 5,608,271. As of December 31, 2019 corresponds to 9,886,755 shares of par value Ps. 1 each, equivalent to 1.24% of the share capital. The acquisition cost of these shares amounted to 1,501,667. See Note 19.b) to the consolidated financial statements.

(2)	See Note 19.c).
The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	2021	2020	2019
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	20,931,077	4,960,243	26,313,599

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	9,610,783	9,299,865	7,594,227
Derivative financial instrument results	80,715	(678,596)	39,397
Disposal of property, plant and equipment	64,600	52,664	207,255
Share of profit / (loss) from associates	(21,226)	(32,166)	65,466
Increase in provisions	527,206	490,772	548,203
Interest expense accrual, net	4,308,347	4,854,109	3,921,150
Interest income on other financial assets other than cash and cash equivalents	1,827,314	11,751,091	(206,497)
Income tax	12,737,021	6,648,108	8,269,466
Impairment of PPE	-	4,700,407	-
Notes repurchase result	414,204	(602,794)	-
Allowance for doubtful accounts	(66,591)	143,496	5,004
Foreign exchange loss, net	6,634,152	17,441,449	18,263,652
Loss on net monetary position	(11,211,463)	(10,595,165)	(13,576,242)

Changes in assets and liabilities:
Trade receivables	(5,585,043)	(458,514)	(7,673,021)
Other receivables	(4,223,084)	(835,577)	(3,777,868)
Inventories	(598,102)	(398,278)	108,159
Trade payables	2,700,914	217,016	289,483
Contract assets	95,947	86,458	(42,326)
Payroll and social security taxes	276,374	754,009	544,176
Taxes payables	331,035	9,509	(271,598)
Other payables	16,297	21,607	425,340
Provisions	(5,006)	(12,186)	(15,597)
Interest paid	(3,749,894)	(4,146,549)	(4,191,802)
Derivative financial instruments payment	(37,677)	998,681	45,062
Income tax paid	(4,291,863)	(1,761,205)	(10,030,506)
Contract liabilities	(465,403)	130,903	885,224

Cash flows provided by operating activities	30,300,634	43,039,357	27,739,406

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(9,648,588)	(11,727,561)	(32,739,117)
Dividends received	181,984	-	-
Financial assets not considered cash equivalents	(20,817,097)	(33,687,587)	(1,462,901)

Cash flows used in investing activities	(30,283,701)	(45,415,148)	(34,202,018)

CASH FLOWS USED IN FINANCING ACTIVITIES

Payment of loans	-	(2,043,917)	-
Payment of leases	-	-	(38,532)
Cost of acquisition of treasury shares	-	(4,106,604)	(5,323,616)
Dividends paid	-	(24)	(20,057,994)
Proceeds from loans	-	-	2,161,392
Cost of repurchase of notes	(959,594)	(1,509,131)	-

Cash flows used in financing activities	(959,594)	(7,659,676)	(23,258,750)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(942,661)	(10,035,467)	(29,721,362)

Cash and cash equivalents at the beginning of the year	7,023,927	20,066,788	52,616,720

Foreign exchange gain on Cash and cash equivalents	323,179	1,148,100	7,646,471

Monetary results effect on Cash and cash equivalents	(1,975,643)	(4,155,494)	(10,475,041)

Cash and cash equivalents at the end of the year	4,428,802	7,023,927	20,066,788

The accompanying notes are an integral part of these consolidated financial statements.
For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

1.	BUSINESS DESCRIPTION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). tgs’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to tgs for a period of thirty-five years (“the License”). tgs is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where tgs processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. tgs also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, gas transportation in fields, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of digital terrestrial radio relay.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2021:

44%, 24%, 8%, 12%, 5%, 0.02%

Economic context

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of health, political and economic events both domestically and internationally.

In recent years, the Argentine scenario has not been auspicious, from the political and economic instability since 2019, which increased the degree of distrust in the financial markets, to the negative implications of the pandemic. The Argentine economy was in a recessionary process and the outbreak of the quarantine derived from the COVID pandemic in March 2020, described in the following section, made this scenario more complex.

During 2021, the country was in the process of recovery, but the negotiations with the International Monetary Fund (“IMF”) and the holding of legislative elections in November 2021, have caused a certain level of volatility in the main macroeconomic variables.

The main macroeconomic issues and the measures taken by the Argentine Government are as follows:

Economic activity, poverty and unemployment

The Argentine economy suffered a significant impact from the crisis generated by COVID-19 (“COVID”), in this sense, after the abrupt economic slowdown produced in 2020 due to the effect of the imposed sanitary measures, the reduction of restrictions in the third quarter of 2021 meant that from according to the measurements of the Instituto Nacional de Estadística y Censos (“INDEC”), the Monthly Estimator of Economic Activity” (EMAE) has registered an increase of 10% in 2021.

Additionally, the unemployment rate presented a rate of 8.2% for the third quarter of 2021, according to the latest information provided by INDEC.

Likewise, the pandemic has had a profound initial impact on the lowest-income sectors. The latest official statistical data available from INDEC corresponds to the first semester of 2021, and indicates that in that period poverty reached 40.6% and reached 18.8 million people throughout the country.

Throughout 2020, various assistance programs were created for companies and individuals in order to guarantee their income, such as the Emergency Assistance Program for Work and Production (“ATP” by its acronym in Spanish) for employers and workers affected by the health emergency and the Emergency Family Income (“IFE” by its acronym in Spanish) that helped sustain the economic situation. Likewise, until December 31, 2021, dismissals without cause were prohibited and the public emergency in occupational matters was established, as well as the obligation to pay double compensation in cases of dismissal without just cause.

Fiscal imbalance

The primary fiscal deficit accelerated by almost 35% per month in October 2021, mainly due to the economic measures taken by the Government in order to sustain economic activity. According to data released by the Ministry of Finance, the deficit for 2021 was equivalent to approximately 3% of Gross Domestic Product (“GDP”).

Its expansion is mainly explained by capital expenditures, salaries in the public sector, subsidies granted (especially assistance to the Administrative Company of the Wholesale Electricity Market, in the context of a tariff freeze), and social inclusion and containment expenses. Effects that could not be offset by the increase in revenues as a result of a higher economic activity.

Tariff policy

Reducing the fiscal deficit is one of the central issues within the framework of the principle of agreement with the IMF, and a large part of the deficit is explained by the growth of subsidies that cover the delay with tariffs. Public services tariffs have been virtually (in some cases completely and in others partially) frozen for almost 24 months.

Within this framework, the Government has announced that it will end the tariff freeze policy for electricity and gas services, initiating a new renegotiation process of the comprehensive tariff review (“RTI”). For further information, see “Note 17 – Regulatory framework.” Meanwhile, public service companies and the Government have entered into transitory agreements that contemplate transitory tariff adjustments that are not enough to compensate for the increase in costs that has occurred.

Likewise, in order to encourage production, to reduce the impact on certain types of natural gas consumers and to reduce the subsidies paid to natural gas producers, as from November 2020, the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 was established through Decree No. 892/2020 (the “Gas.Ar Plan”).

Monetary imbalance and inflation

The country faces certain monetary imbalances aggravated by the high level of monetary issue as a result of the assistance measures adopted by the Government, thus pressing the international reserves of the Banco Central de la República Argentina (“BCRA”). The fall in the BCRA’s international reserves, accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and consumption of foreign currency and payments abroad, which in turn generated a significant gap between the official exchange rate and that of freer trading venues. For further information, see “Note 16 - Financial Risk Management”.

The National Consumer Price Index (“CPI”) published by the INDEC as of December 31, 2021 accumulated 50.9%.

In order to deal with this situation, the Government has adopted several measures, among which we can mention: maximum price plans for certain food products, limitations to increases in utility tariffs and a limited exchange rate devaluation policy.

According to the latest Survey of Market Expectations (“REM”) carried out by the BCRA corresponding to December 2021, the median resulting from the estimates made by the 37 participants of the REM, showed an expected inflation of 54.8% for 2022.

Public debt

On June 22, 2021, the Government reached an understanding with the Paris Club to avoid going into default at the end of July 2021 with the forum of creditor countries. This agreement represented an important advance in the negotiations with the IMF, since it contemplated the commitment on the part of Argentina to make the necessary efforts to reach a new agreement with the IMF to refinance debts before March 31, 2022.

Likewise, on January 31, 2022, the National Government and the IMF announced that they had reached an understanding to achieve an agreement of extended facilities, which proposes the reduction of the fiscal deficit gradually until it reaches 0% in 2024 and which it will include disbursements of funds by the IMF to cover capital maturities. In this sense, the details of the agreement between the National Government and the IMF technical team must be agreed upon, which must be approved by the National Congress and by the IMF Board of Directors.

However, the negotiations carried out with the IMF and the potential consequences that an agreement with said organization may have, have added a certain level of uncertainty in the evolution of the main macroeconomic variables.

The country risk level (also known as Emerging Markets Bonds Index or “EMBI”) as of December 31, 2021 amounted to 1,688 points.

Exchange market

The low level of reserves in the BCRA has led the National Government to maintain a very restrictive exchange control for the purchase of foreign currency in the single free market for foreign exchange (“MULC”), in which the price of the US dollar at 31 December 2021 was $102.52 (buyer) and $102.72 (seller), representing an increase of approximately 22%, well below inflation as measured by the CPI. However, as of December 31, 2021, the gap with respect to the alternative quotations of the US dollar obtained in the market was close to 118%.

Since the primary elections that took place in September 2021, the BCRA had to tighten the exchange rate clamp to try to stop the leak of foreign currency, establishing, among other measures, greater restrictions on access to the MULC for imports. For further information, see “Note 16.1.1. – Risk associated with exchange rates”.

The current economic context and in particular, the exchange market generates expectations that the local currency will continue to devaluate, being a relevant aspect the speed with which this issue may develop in the next months, as well as other restrictions and/or developments in the exchange market with effects on different aspects of the economic activity, such as foreign trade and others.

Impact of COVID-19 on tgs operations.

In December 2019, the appearance in China of a new SARS-CoV-2 coronavirus (known as “COVID-19”) was announced, which after December 31, 2019 spread practically throughout the world. On March 11, 2020, the World Health Organization (“WHO”) declared the COVID-19 outbreak a pandemic. The public health emergency situation led to various measures being taken in different countries to deal with it. The outbreak itself and the measures taken have significantly affected international economic activity with diverse impacts on each affected country and business sectors.

Oil and gas workers were always considered essential and are exempt from the movement restrictions that have been imposed by virtue of COVID-19. These measures implied a readjustment of our operations to continue providing our services and executing the essential works for the operation of the facilities. Although the activities carried out by the Company are considered essential, the situations described above have had an impact on the different business segments in which it operates, but without affecting their continuity.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of the date of issuance of these Financial Statements, it is not possible to foresee the impact or the duration of said situation of volatility and uncertainty, nor the effect that the measures adopted and those that may be adopted in the future may have, but they could negatively affect the Company’s results, financial situation and cash flows. However, given the Company’s financial situation, it is not currently expected that the aforementioned events will affect the continuity of the business and, therefore, it is estimated that it will be able to continue to meet its financial commitments in the near future.

In this regard, the Company evaluated the impairment indicators in accordance with IAS 36, and the recoverable value tests have been performed on the assets included in Property, Plant and Equipment (“PPE”). The disclosures related to the test performed and the result of the test are included in Note 5.a. to these Consolidated Financial Statements.

The Company’s management permanently monitors the evolution of the situations affecting its business, in order to determine the possible actions to be taken and identify the eventual impacts on its financial position and the results of its operations. The Company’s financial statements should be read considering these circumstances.
2.	CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its consolidated financial statements including Telcosur S.A. (“Telcosur”), CTG Energía S.A. (“CTG”) and TGSLatam Energía S.A. (“TGSLatam”), its consolidated subsidiaries, which are jointly referred to as “tgs” or “the Company”.

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on April 26, 2022.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

The consolidated financial statements have been stated in terms of the measuring unit current as of December 31, 2021 in accordance with IAS 29 "Financial reporting in hyperinflationary economies" and are stated in thousands of Argentine pesos (“Ps.” Or “pesos”) which is the functional currency of the Company, unless otherwise stated. For further information, see Note 4.c).

4.	SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2021 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2021 have not had an impact on the Company’s consolidated financial statements.

4.a.2) New IFRS issued that are not yet effective for the year beginning January 1, 2021.

The IFRS that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2021, are listed below:

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Classification of debt as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. These amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2024, with retroactive application. The Company is evaluating the impact of these amendments for the presentation of debt.

IAS 16 - Property, plant and equipment (“PPE”)

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

IAS 37: “Onerous Contracts: Cost of Fulfilling a Contract”.

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous.

These amendments clarify the meaning of “costs to fulfill a contract”. Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are not expected to have a significant impact on the Company.

IAS 12: “Income tax”

IAS 12 - Income Tax specifies how an entity accounts for income tax, including deferred tax, which represents tax to be paid or recovered in future periods.

The amendments clarify that the exemption defined in the standard to recognize deferred taxes when assets or liabilities are recognized for the first time is not applicable in the case of leases and provisions for decommissioning.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and early application is permitted.

This amendment is not expected to have a significant impact on the Company.

4.b)	Consolidation

4.b.1) Subsidiaries

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The accounting policies of the subsidiaries are consistent with the accounting policies adopted by the Company.

Inter-company transactions, balances and gain/losses from transactions between group companies are eliminated. Unrealized gain/losses are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2021 and 2020 is as follows:

		% of shareholding and voting
Company	Incorporation country	Direct	Indirect	Closing date	Main activity

Telcosur	Argentina	99.98%	-	December 31	Telecommunication Services
CTG	Argentina	100%	-	December 31	Electricity related services
TGSLatam	Bolivia	80%	100%	December 31	Hydrocarbons and Electrical power related services

For consolidation purposes for the year ended December 31, 2021, the financial statements of Telcosur and TGSLatam have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2021 and 2020.

4.b.2) Associates
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

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2021 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2021 of Link, TGU and EGS (in liquidation) from this date to December 31, 2021. On December 29, 2021, Link paid a cash dividend of Ps. 181,984. Therefore its equity has been adjusted to consider this transaction.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2021 and 2020:

Company	% of shareholding and voting	Country	Main activity	Closing date

TGU	49.00	Uruguay	Pipeline maintenance	December 31
EGS (“in liquidation”)	49.00	Argentina	Pipeline exploitation and construction	December 31
Link	49.00	Argentina	Pipeline exploitation and construction	December 31

4.b.3) Joint arrangement

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

4.c)	Foreign currency translation

4.c.1) Functional and presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos, which is the Company’s functional currency. Each subsidiary or associate determines its own functional currency based on the currency of the primary economic environment in which these entities operate.

4.c.2) Transactions and balances

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.c.3) Associates

The functional currency of the associate company TGU, which is located abroad, is the US dollar, because it is the currency in which it substantially generates its income and incurs its expenses. Assets and liabilities were converted into Argentine pesos using the exchange rate prevailing at the end of each year, their common stock and retained earnings at their historical exchange rates and results at average exchange rates.

4.d)	Restatement to constant currency - Comparative Information

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2021, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2021 balance sheet date.

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

Considering the aforementioned index, inflation was 50.94%, 36.14% and 53.83% in the years ended December 31, 2021, 2020 and 2019 respectively.

4.d.2) Restatement mechanism

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The figures as of December 31, 2020 and 2019, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

4.e)	Financial instruments

4.e.1) Financial assets

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

As of December 31, 2021 and 2020, the Company has not recognized any financial assets under this category.

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

As of December 31, 2021 and 2020, the Company has not recognized any financial assets under this category.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

4.e.2) Financial liabilities

Includes trade payables, loans, other payables and certain payroll and social security taxes payable.
Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortized cost or at fair value through profit or loss, as appropriate.

All financial liabilities are recognized initially at fair value net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities at fair value through profit or loss

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Includes financial liabilities held for trading. As of December 31, 2021 and 2020, there are no instruments classified in this category.

Financial liabilities at amortized cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2020, all of the Company’s financial liabilities were classified in this category.
Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f)	Derivative financial instruments

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

As of December 31, 2021, the Company has contracted forward operations for the purchase of US dollars (which qualify as exchange-traded futures), which are disclosed in the item “Derivative financial instruments” of the Statement of Financial Position, for which the application of the hedge accounting as defined by IFRS 9 has not been elected. The lossfor the year was included in the line “Derivative financial instruments result” in “Financial Results” in the Statement of Comprehensive Income. For more information, see notes 16.1.1 to these financial statements.

As of December 31, 2020, the Company did not hold derivative financial instruments. As of December 31, 2019, the derivative financial instruments held by the Company are mentioned in Note 16.1.3 to these financial statements for which the application of hedge accounting as defined by IFRS 9 has not been elected.

4.g)	Inventories

Inventories consist of natural gas (in excess of the “Line Pack”, classified as property, plant and equipment) in the Company’s pipeline system, and the liquids stored obtained from natural gas processing at the Cerri Complex.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

4.h)	Trade receivables and other receivables

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

4.i)	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits with banking institutions and other short-term, highly liquid investments with original maturities not exceeding three months and without being subject to a risk of a significant change of value.

4.j)	Property, plant and equipment (“PPE”)

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

Depreciation related to natural gas transportation assets is computed under the straight -line method over the estimated useful lives of the specific assets, which are not exceeding the maximum useful lives established by ENARGAS through Resolutions 1660 and 1903.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

As of December 31, 2021, the Company did not identify the need to recognized additional or modified the existing impairment loss.

As of December 31, 2020, the Company recognized an impairment loss (for further information see “Note 5. Critical accounting estimates. a. Impairment of PPE”). Impairment of PPE”). As of December 31, 2019, the carrying value of PPE did not exceed its recoverable amount.

Infrastructure used in the natural gas transportation service: for its measurement and disclosure, the Company has evaluated the application of Interpretation No. 12 “Service Concession Agreements” (IFRIC 12) that sets the guidelines for the accounting of private entities that provide public services through a service concession agreement or a contract of a similar nature.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

4.k)	Leases

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

Lease payments are discounted using the interest rate implicit in the lease. If such rate cannot be determined, the Company’s incremental borrowing rate is used, which is the rate that tgs would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment.

Right-of-use assets are measured at cost which comprises the following:

a) The amount of the initial measurement of the lease liability;
b) Any lease payments made on or before the commencement date less any lease incentives received;
c) Any initial direct costs; and
d) Restoration costs

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

4.l)	Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortized cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m)	Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortized cost using the effective tax method.

4.n)	Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2021 and 2020, there are no provisions booked for this concept.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The assets and liabilities generated by the application of the deferred tax were valued at their nominal amount considering the restatements for inflation mentioned in Note 4.d) and are classified as non-current assets or liabilities.

4.o)	Provisions

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

4.p)	Revenue recognition from contract with customers

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

Subsidies are recognized at fair value whenever there is reasonable assurance that will be received and that the product has been delivered. They are presented within the caption “Revenues” of the statement of comprehensive income.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

4.q)	Contract liabilities

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances from customers are measured at their amortized cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

Additionally, it includes the advance received by the UT from the Argentine Government as payment on account of the gas pipeline construction project. For more information, see “Note 23 - Associates and joint arrangements.”

4.r)	Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force. The equity accounts are restated for the inflation effects according to what is mentioned in Note 4.d), except the account Capital stock which is maintained at its original value.

Common stock and adjustment to common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their face value, net of treasury shares mentioned below.

Common stock accounts were restated in constant currency as mentioned in Note 4.d). Common stock account was kept at original value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.
Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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
Own equity instruments that are reacquired (treasury shares) are recognized at cost restated for the inflation effects as mentioned in Note 4.d), and deducted from equity. No gain or loss is recognized on the purchase, sale or cancellation of the Company’s treasury shares. Any difference between the carrying amount and the consideration, if reissued, is recognized as a premium on common stock or additional paid-up capital.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.s)	Basic and diluted earnings per share

Earnings per share as of December 31, 2021, 2020 and 2019 were calculated as follows:

	2021	2020	2019
Net income attributable to owners of the Company	20,931,074	4,960,229	26,313,572
Average number of outstanding shares (1)	752,761,058	762,371,755	788,405,563
Basic and diluited earnings per share	27.81	6.51	33.38

(1)	The weighted average number of shares considers the effect of the weighted average of the changes originated in the transactions with the treasury shares made during the year.

As of December 31, 2021, 2020 and 2019, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for each of the three years for the period ended on December 31, 2021 matches the diluted net income per share.

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

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina’s economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the book value of PPE, the recoverable value of Natural Gas Transportation segment CGU has been calculated based on its value in use.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the determination of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account: (i) estimates of future tariff adjustments and the recognition of cost adjustments, (ii) projections of the future costs and investments to be incurred and (iii) expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital (“WACC”).

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

The Company has prepared, for the Natural Gas Transportation segment, two different estimates of the expected cash flows by sensitizing its main variables (as described above) and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a) Base scenario: probability of occurrence assigned 75%.
b) Pessimistic scenario: probability of occurrence assigned 25%.

In all scenarios, the discount rate used, the WACC, is 12.4%, measured in US dollars.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2021, based on the foregoing, the Company has not determined the need to record an additional impairment charge. As of December 31, 2020, the recoverability assessment of the CGU of the Natural Gas Transportation segment resulted in the recognition of impairment losses of Ps. 4,700,407 (before taxes) which is recorded under "Impairment of Property, Plant and Equipment" in the Statement of Comprehensive Income for the year ended December 31, 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2021, the Company’s net book value of PPE related to Natural Gas Transportation CGU is Ps. 97,133,064.
As of December 31, 2021, based on the above, the Company has determined that it is not necessary to record an additional impairment charge or a reversal to the existing one accounted in 2020.

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

5.b) Provisions for legal and other claims

The Company has recorded certain contingent liabilities related to legal, judicial or extrajudicial actions, claims and administrative proceedings, including those of a legal and regulatory nature. The Company records liabilities when their occurrence is probable and when a reliable estimate of their amount can be made. Provisions are based on events known to the Company at the date of issuance of its financial statements, their probability of occurrence, its estimates of the outcome of such matters and the experience of its legal advisors in contesting, litigating and settling other matters. To the extent that there are more elements of judgment that allow improving the evaluation of contingencies, there will be changes in the estimates of future charges, which could have an impact on the Company’s future results and its economic and/or financial situation.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

On December 29, 2017, the PEN enacted and put into effect through Decree 1112/2017 a tax reform sanctioned in the National Congress through Law No. 27,430 (the “Tax Reform”) whereby a decrease in tax rates was determined. Subsequently, through the enactment of the Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency No. 27,541 (“Solidarity Law”), the Argentine Government defined the postponement of the reduction of the current tax rate for fiscal years beginning on or after January 1, 2021.

On June 16, 2021, “Law No. 27,630: Amending the Income Tax Law” was published in the Official Gazette which, among other issues, introduces a modification in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a tiered system of rates in three segments according to the level of accumulated net taxable income: a first step of 25% for accumulated net income up to $ 5 million pesos; the second step of 30% for accumulated net income between $ 5 and $ 50 million pesos; and a last segment of 35% for accumulated net income over $ 50 million pesos. The amount of accumulated net profits will be adjusted annually, starting January 1, 2022, considering the annual variation of the CPI provided by INDEC.

For the determination of the deferred and current income tax charge as of December 31, 2021, the Company has applied the progressive tax rate in force as mentioned above.

More detailed information on income tax is included in Note 14 “Income tax and deferred income tax”.

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

Non-cash investing and financing activities for the years ended December 31, 2021, 2020 and 2019 are presented below:

	2021	2020	2019
Unpaid acquisition of PPE	952,826	459,664	2,735,325
Principal payment of financial lease (1)	597,517	288,252	306,673
Capitalization of finance costs	-	-	916,898
(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

Detailed information on each business segment for the years ended December 31, 2021, 2020 and 2019 is disclosed below:

Year ended December 31, 2021
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenues from sales	24,502,882	55,730,775	8,284,497	458,174	-	88,976,328
Intersegment revenues	900,366	-	-	-	(900,366)	-
Cost of sales	(15,605,559)	(28,892,483)	(3,744,808)	(320,069)	900,366	(47,662,553)
Administrative expenses	(1,961,181)	(340,938)	(239,182)	(23,505)	-	(2,564,806)
Selling expenses	(1,721,701)	(2,509,943)	(518,558)	(44,403)	-	(4,794,605)
Other operating results	(203,701)	321,809	10,318	390	-	128,816
Operating profit	5,911,106	24,309,220	3,792,267	70,587	-	34,083,180
Depreciation of property, plant and equipment	(7,107,114)	(613,390)	(1,890,279)	-	-	(9,610,783)

	Natural Gas Transportation	Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	124,521,977	38,447,372	44,830,746	379,633	208,179,728
Identifiable liabilities	40,068,239	10,988,111	36,425,633	104,974	87,586,957

Year ended December 31, 2020
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales	35,473,714	41,654,904	6,587,852	616,791	-	84,333,261
Intersegment revenues	1,274,853	-	-	-	(1,274,853)	-
Cost of sales	(14,999,923)	(23,899,247)	(3,561,887)	(421,921)	1,274,853	(41,608,125)
Administrative expenses	(1,874,814)	(383,069)	(263,034)	(19,117)	-	(2,540,034)
Selling expenses	(2,202,715)	(1,775,087)	(452,460)	(49,299)	-	(4,479,561)
Other operating results	(66,624)	211,265	3,790	2,253	-	150,684
Impairment of PPE	(4,700,407)	-	-	-	-	(4,700,407)
Operating profit	12,904,084	15,808,766	2,314,261	128,707	-	31,155,818
Depreciation of property, plant and equipment	(6,887,092)	(577,768)	(1,835,005)	-	-	(9,299,865)

	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Identifiable assets	124,910,375	26,707,018	42,114,984	370,058	194,102,435
Identifiable liabilities	41,683,373	8,208,580	44,440,832	107,956	94,440,741

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2019
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Eliminations	Total
Revenue from sales	46,483,347	47,547,304	5,192,071	567,664	-	99,790,386
Intersegment revenues	1,265,821	-	-	-	(1,265,821)	-
Cost of sales	(17,811,378)	(30,128,415)	(3,132,625)	(283,313)	1,265,821	(50,089,910)
Administrative expenses	(2,144,357)	(296,554)	(125,393)	(23,522)	-	(2,589,826)
Selling expenses	(2,760,919)	(2,856,792)	(543,314)	(85,047)	-	(6,246,072)
Other operating (expenses) / income	(281,373)	6,575	7,348	5,395	-	(262,057)
Operating profit	24,751,141	14,272,118	1,398,087	181,176	-	40,602,521
Depreciation of property, plant and equipment	(6,161,136)	(506,992)	(926,099)	-	-	(7,594,226)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2021		2020
	Current	Non Current	Current	Non Current
Turnover tax balance	126,700	-	38,486	-
Income tax credit balance	21,919	-	9,064	-
VAT credit balance	702,758	-	-	-
Other tax receivables	37,764	472	21,314	2,949
Prepaid expenses	418,223	-	215,121	-
Advances to suppliers	3,022,243	-	1,906,942	-
Balances with related parties	-	-	127,147	-
Allowance for doubtful accounts	-	-	(81,610)	-
Subsidies receivables	1,246,168	-	457,017	-
Other Receivables UT	29,223	-	65,205	-
Others	371,732	8,383	513,498	11,476
Total	5,976,730	8,855	3,272,184	14,425

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2019	-
Inflation adjustment restatement	(66,684)
Additions(1)	352,266
Applications	-
Reversals(1)	(203,972)
Balances as of December 31, 2020	81,610
Inflation adjustment restatement	(15,019)
Additions	-
Applications	-
Reversals (1)	(66,591)
Balances as of December 31, 2021	-

(1)	Included in “Selling Expenses”

b)	Trade receivables

	2021		2020
	Current	Non Current	Current	Non Current
Commons	10,398,881	-	8,979,874	-
UT	105,278	-	-	-
Natural Gas Transportation	3,430,255	-	5,598,007	-
Production and Commercialization of Liquids	5,540,783	-	2,333,739	-
Other services	1,322,565	-	1,048,128	-
Related parties (Note 21)	357,140	-	499,221	-
Natural Gas Transportation	81,475	-	115,283	-
Production and Commercialization of Liquids	108	-	176,205	-
Other services	275,557	-	207,733	-
Allowance for doubtful accounts	(132,521)	-	(200,029)	-
Total	10,623,500	-	9,279,066	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2019	277,325
Inflation adjustment restatement	(77,296)
Additions	-
Applications	-
Reversals	-
Balances as of December 31, 2020	200,029
Inflation adjustment restatement	(67,508)
Additions	-
Applications	-
Reversals	-
Balances as of December 31, 2021	132,521

c)	Cash and cash equivalents

	2021	2020
Cash and banks	109,852	1,902,151
UT Cash and banks	73	254
Mutual funds in local currency	4,178,084	1,242,550
Mutual funds in foreign currency	-	3,548,034
Interest-bearing accounts	110,325	327,139
UT Mutual funds	30,468	3,799
Total	4,428,802	7,023,927

d)	Contract liabilities

	2021		2020
	Current	Non Current	Current	Non Current
Natural Gas Transportation	185,266	3,215,176	185,267	3,400,458
Production and Commercialization of Liquids	135,321	463,525	103,317	598,844
Other services	168,369	1,949,400	167,921	2,117,045
UT	13,410	-	23,467	-
Total	502,366	5,628,101	479,972	6,116,347

During 2021 and 2020 financial years, the Company recognized Ps. 386,958 and Ps. 298,490, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2047.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

e)	Other payables

	2021		2020
	Current	Non Current	Current	Non Current
Payable for compensation for the Board of Directors and Supervisory Committee	19,410	-	17,434	-
Others	1,018	-	2,959	-
UT Other liabilities	297,843	-	435,411	-
Total	318,271	-	455,804	-

f)	Taxes payables

	2021		2020
	Current	Non Current	Current	Non Current
Health and safety tax	21,521	-	19,787	-
Withholdings and perceptions made to third parties	318,858	-	134,623	-
Turnover Tax	137,564	-	245,389	-
Tax on exports	173,487	-	-	-
VAT	-	-	104,518	-
Others	14,623	-	21,675	-
Total	666,053	-	525,992	-

g)	Trade payables

	2021		2020
	Current	Non Current	Current	Non Current
Suppliers	5,473,592	-	4,023,212	-
UT Suppliers	66,395	-	116,015	-
Customers (credit balances)	9,640	-	26,623	-
Related companies (Note 21)	518,698	-	65,944	-
Total	6,068,325	-	4,231,794	-

h)	Revenues

	2021	2020	2019
Sales of goods and services	86,826,599	83,838,376	99,374,368
Subsidies	2,149,729	494,885	416,018
Total	88,976,328	84,333,261	99,790,386

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Disaggregation of revenues
Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2021
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	22,951,848	-	-	22,951,848
Local market	24,502,882	32,778,927	8,284,497	458,174	66,024,480
Total	24,502,882	55,730,775	8,284,497	458,174	88,976,328
Timing of revenue recognition:
Over the time	24,502,882	2,457,050	8,284,497	458,174	35,702,603
At a point in time	-	53,273,725	-	-	53,273,725
Total	24,502,882	55,730,775	8,284,497	458,174	88,976,328

Year ended December 31, 2020
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	14,391,615	-	-	14,391,615
Local market	35,473,714	27,263,289	6,587,852	616,791	69,941,646
Total	35,473,714	41,654,904	6,587,852	616,791	84,333,261
Timing of revenue recognition:
Over the time	35,473,714	2,514,642	6,587,852	616,791	45,192,999
At a point in time	-	39,140,262	-	-	39,140,262
Total	35,473,714	41,654,904	6,587,852	616,791	84,333,261

Year ended December 31, 2019
	Natural Gas Transportation	Production and Commercialization of Liquids	Other Services	Telecommunications	Total
Primary geographical market:
External market	-	18,792,031	-	-	18,792,031
Local market	46,483,347	28,755,273	5,192,071	567,664	80,998,355
Total	46,483,347	47,547,304	5,192,071	567,664	99,790,386
Timing of revenue recognition:
Over the time	46,483,347	2,521,015	5,192,071	567,664	54,764,097
At a point in time	-	45,026,289	-	-	45,026,289
Total	46,483,347	47,547,304	5,192,071	567,664	99,790,386

Detailed information of revenues on each business segment for the years ended December 31, 2021, 2020 and 2019 is disclosed below:

i.	Natural Gas Transportation:

	2021	2020	2019
Firm	19,921,823	28,809,075	38,059,768
Access and Charge	862,511	1,267,710	1,717,346
Interruptible and Others	3,718,548	5,396,929	6,706,233
Total	24,502,882	35,473,714	46,483,347

ii.	Production and Commercialization of Liquids:

	2021	2020	2019
Product	51,123,996	38,645,377	44,610,271
Services	2,457,050	2,514,642	2,521,015
Government grants	2,149,729	494,885	416,018
Total	55,730,775	41,654,904	47,547,304

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

iii.	Other services:

	2021	2020	2019
Conditioning and treatment	3,341,498	3,074,657	2,616,068
Operation and maintenance	247,102	252,030	1,339,125
Steam sales	220,241	274,901	475,850
Construction	44,976	38,961	24,451
UT Construction	40,912	106,385	385,682
Transportation and conditioning of Natural Gas	4,177,291	2,707,674	340,553
Others	212,477	133,244	10,342
Total	8,284,497	6,587,852	5,192,071

i)	Cost of sales

	2021	2020	2019
Inventories at the beginning of the year	862,634	632,178	1,138,879
Purchases	23,636,161	19,125,727	24,767,210
Operating costs (Note 8.i.)	24,333,362	22,712,854	24,815,999
Inventories at the end of the year	(1,169,604)	(862,634)	(632,178)
Total	47,662,553	41,608,125	50,089,910

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

j)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2021

		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	5,962,507	2,580,747	1,993,744	1,063,760	324,256		-
Social security taxes	1,209,356	537,899	421,436	175,402	74,619		-
Compensation to Directors and Supervisory Committee	63,755	-	-	63,755	-		-
Professional services fees	511,324	36,077	53,385	401,145	20,717		-
Technical operator assistance fees	2,181,985	381,998	1,799,987	-	-		-
Materials	822,076	272,813	549,239	-	24		-
Third parties services	726,165	340,084	345,773	40,308	-		-
Telecommunications and post expenses	48,753	9,623	9,399	25,036	4,695		-
Rents	31,379	14,509	8,431	7,985	454		-
Transports and freight	255,090	147,577	103,381	3,959	173		-
Easements	182,460	171,468	10,992	-	-		-
Offices supplies	19,831	6,992	4,354	7,604	881		-
Travels expenses	56,179	31,286	10,851	11,483	2,559		-
Insurance	437,480	254,192	153,008	30,280	-		-
Property, plant and equipment maintenance	4,011,920	3,387,369	582,634	41,917	-		-
Depreciation of property, plant and equipment	9,610,783	6,450,418	2,503,669	656,696	-		-
Taxes and contributions	5,356,249	929,080	38,404	16,636	4,372,129	(1)	-
Advertising	53,158	-	-	-	53,158		-
Doubtful accounts	(66,591)	-	-	-	(66,591)		-
Banks expenses	11,982	-	-	11,982	-		-
Interests expense	4,468,022	-	-	-	-		4,468,022
Foreign exchange loss	12,443,627	-	-	-	-		12,443,627
Costs of services rendered to third parties	57,472	-	57,472	-	-		-
Other expenses	149,460	53,426	81,645	6,858	7,531		-

Total 2021	48,604,422	15,605,558	8,727,804	2,564,806	4,794,605		16,911,649

(1)	Includes tax on exports for Ps. 1,575,910 for the year ended December 31, 2021.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2020

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	6,114,350	2,737,746	1,910,040	1,119,353	347,211		-
Social security taxes	1,243,670	535,986	382,148	250,317	75,219		-
Compensation to Directors and Supervisory Committee	60,436	-	-	60,436	-		-
Professional services fees	477,404	52,098	20,074	363,937	41,295		-
Technical operator assistance fees	2,159,162	889,725	1,269,437	-	-		-
Materials	683,822	247,949	435,873	-	-		-
Third parties services	782,044	355,546	396,534	29,117	847		-
Telecommunications and post expenses	71,577	20,133	15,884	31,373	4,187		-
Rents	38,033	15,239	7,826	13,822	1,146		-
Transports and freight	236,569	140,247	92,443	3,879	-		-
Easements	148,593	132,186	16,407	-	-		-
Offices supplies	13,670	4,660	1,944	6,654	412		-
Travels expenses	103,124	46,362	30,146	22,809	3,807		-
Insurance	386,256	221,742	137,381	27,112	21		-
Property, plant and equipment maintenance	2,826,307	2,429,955	347,456	48,896	-		-
Depreciation of property, plant and equipment	9,299,865	6,373,039	2,412,773	514,053	-		-
Taxes and contributions	4,533,369	763,375	39,366	1,929	3,728,699	(1)	-
Advertising	129,805	-	-	-	129,805		-
Doubtful accounts	143,496	-	-	-	143,496		-
Banks expenses	35,824	-	-	35,824	-		-
Interests expense	5,069,041	-	-	-	-		5,069,041
Foreign exchange loss	22,393,825	-	-	-	-		22,393,825
Capitalized finance costs	-	-	-	-	-		-
Costs of services rendered to third parties	164,024	-	164,024	-	-		-
Other expenses	81,049	33,935	33,175	10,523	3,416		-

Total 2020	57,195,315	14,999,923	7,712,931	2,540,034	4,479,561		27,462,866

(1)	Includes tax on exports of Ps. 635,724 for the year ended December 31, 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2019

		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	6,562,187	3,006,783	1,958,803	1,242,364	354,237		-
Social security taxes	1,222,911	558,138	350,378	240,539	73,856		-
Compensation to Directors and Supervisory Committee	66,843	-	-	66,843	-		-
Professional services fees	992,795	31,612	510,954	384,210	66,019		-
Technical operator assistance fees	2,352,434	1,595,035	757,399	-	-		-
Materials	796,845	348,136	448,709	-	-		-
Third parties services	895,680	369,962	457,969	50,315	17,434		-
Telecommunications and post expenses	92,079	26,623	12,528	49,219	3,709		-
Rents	89,920	26,133	43,443	18,264	2,080		-
Transports and freight	238,343	150,010	83,329	5,004	-		-
Easements	188,932	179,533	9,399	-	-		-
Offices supplies	27,395	8,258	4,747	10,650	3,740		-
Travels expenses	272,248	134,592	73,845	56,182	7,629		-
Insurance	198,092	96,809	78,295	13,133	9,855		-
Property, plant and equipment maintenance	5,274,937	4,588,739	613,203	72,995	-		-
Depreciation of property, plant and equipment	7,594,226	5,841,477	1,433,088	319,661	-		-
Taxes and contributions	6,255,346	686,707	50,291	8,021	5,510,327	(1)	-
Advertising	185,225	-	-	-	185,225		-
Doubtful accounts	5,004	-	-	-	5,004		-
Banks expenses	39,677	-	-	39,677	-		-
Interests expense	5,157,490	-	-	-	-		5,157,490
Foreign exchange loss	32,131,915	-	-	-	-		32,131,915
Capitalized finance costs	(916,898)	-	-	-	-		(916,899)
Costs of services rendered to third parties	28,078	-	28,078	-	-		-
Other expenses	272,701	162,831	90,163	12,749	6,958		-

Total 2019	70,024,404	17,811,378	7,004,621	2,589,826	6,246,073		36,372,506
(1)	Includes tax on exports for Ps. 1,733,163 for the year ended December 31, 2019.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)	Net financial results

	2021	2020	2019
Financial income
Interest income	792,128	825,047	1,478,642
Foreign exchange gain	6,080,059	7,500,020	16,060,488
Subtotal	6,872,187	8,325,067	17,539,130
Financial expenses
Interest expense (1)	(4,468,022)	(5,069,041)	(5,157,490)
Foreign exchange loss	(12,443,627)	(22,393,825)	(32,131,913)
less: Capitalized finance costs	-	-	916,898
Subtotal	(16,911,649)	(27,462,866)	(36,372,505)
Other financial results
Notes repurchase results	(414,204)	602,794	-
Derivative financial instruments results	(80,715)	678,596	(39,397)
Fair value gains / (losses) on financial instruments through profit or loss	1,190,945	(10,966,868)	1,114,219
Others	(493,170)	(540,484)	(841,820)
Subtotal	202,856	(10,225,962)	233,002
Gain on net monetary position	9,400,298	9,784,128	12,646,382
Total	(436,308)	(19,579,633)	(5,953,990)

(1)	Includes Ps. 291,753, Ps. 365,787 and Ps. 405,596 of accrued interest corresponding to leasing liabilities, for the years ended December 31, 2021, 2020 and 2019.

l)	Other operating results

	2021	2020	2019
Net increase in provisions (1)	(314,198)	(233,040)	(320,826)
Recovery of insurance	375,191	357,698	-
Recovery action of VAT and income tax (Note 20.c)	74,393	-	58,769
Others	(6,570)	26,026	-
Total	128,816	150,684	(262,057)

(1)	Including legal expenses

m)	Other financial assets at amortized cost

	2021		2020
	Current	Non Current	Current	Non Current
Fixed term deposits in foreign currency	-	22,443,338	-	20,763,405
VRD bonds	1,910	1,184	4,595	4,672
Private debt bonds	-	-	23,056	-
Total	1,910	22,444,522	4,595	20,768,077

n)	Other financial assets at fair value through profit or loss

	2021		2020
	Current	Non Current	Current	Non Current
Mutual funds in local market	78,477	-	-	-
Public debt bonds	3,302,383	-	3,201,152	-
Private debt bonds with related parties	712,837	-	-	-
Private debt bonds	9,174,217	-	-	-
Total	13,267,914	-	3,201,152	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

o)	Payroll and social security taxes payable

	2021		2020
	Current	Non Current	Current	Non Current
Vacation benefit payable	608,924	-	1,016,639	-
Annual bonus payable	460,153	-	449,805	-
Social security taxes payable	351,718	-	263,974	-
UT	3,567	-	2,373	-
Total	1,424,362	-	1,732,791	-
9.	INVESTMENTS IN ASSOCIATES

	2021			2020

	Description of securities

Name and issuer	Face value	Amount	Book value	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	9,928	12,890

Emprendimientos de Gas del Sur S.A. (in liquidation)	$1	116,130	581	740

Gas Link S.A.	$1	502,962	22,537	180,172

Total			33,046	193,802

10.	JOINT ARRANGEMENTS

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The breakdown of the amounts included in the statements of financial position related to the Company’s participation in the UT and its results is the following:

	2021	2020
Consolidated Statements of financial position
Non Current assets	-	-
Current Assets	189,085	250,371
Total	189,085	250,371
Non Current Liabilities	-	-
Current Liabilities	379,399	574,052
Total	379,399	574,052

	2021	2020	2019
Consolidated Statements of comprehensive income
Gross profit / (loss)	27	6,887	(317,082)
Operating loss	(7,854)	(1,909)	(354,061)
Net Financial results	141,140	113,021	(43,295)
Comprehensive income / (loss)	133,286	111,112	(397,356)

11.	PROFIT FROM ASSOCIATES

	2021	2020	2019
EGS (in liquidation)	(158)	(119)	(165)
TGU	(2,962)	(728)	(1,365)
Link	24,346	33,013	(63,936)
Total	21,226	32,166	(65,466)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2021
	Cost					Depreciation and Impairment
					End of the	Accumulated at the beginning				Accumulated at the end	Net
	Beginning
Account	of the year	Additions	Retirements	Transfers	year	of the year	Retirements	For the year	rate %	of the year	book value
Pipelines	135,305,436	-	(301)	770,793	136,075,928	71,064,099	(175)	3,299,818	2.2	74,363,742	61,712,186

Compressor plants	57,752,059	-	(38)	2,229,730	59,981,751	38,893,212	(36)	2,511,041	3.3 to 25	41,404,217	18,577,534

Other plants	54,432	-	-	-	54,432	21,934	-	1,739	3.3	23,673	30,759

Stations of regulation and/or measurement of pressure	4,585,900	-	-	292,390	4,878,290	3,717,174	-	127,448	4.0	3,844,622	1,033,668

Other technical installations	873,486	-	-	134,992	1,008,478	769,608	-	22,163	6.7	791,771	216,707

Subtotal assets related to natural gas transportation service	198,571,313	-	(339)	3,427,905	201,998,879	114,466,027	(211)	5,962,209		120,428,025	81,570,854

Non-regulated segment Pipelines	22,271,495	-	-	70,240	22,341,735	997,033	-	740,111	2.2	1,737,144	20,604,591

Non-regulated segment Compressor plants	4,292,535	-	-	31,029	4,323,564	2,101,299	-	450,069	3.3 to 25	2,551,368	1,772,196

Non-regulated segment Other plants	38,907,989	-	-	922,104	39,830,093	22,083,555	-	1,008,965	3.3	23,092,520	16,737,573

Non-regulated segment Stations of regulation and/or measurement of pressure	1,343,196	1,357	-	107,833	1,452,386	141,297	-	56,098	4.0	197,395	1,254,991

Non-regulated segment Other technical installations	521,985	-	-	12,372	534,357	249,184	-	47,452	6.7	296,636	237,721

Subtotal assets related to Other Services and Production and Commercialization of Liquids	67,337,200	1,357	-	1,143,578	68,482,135	25,572,368	-	2,302,695		27,875,063	40,607,072

Lands	727,730	-	-	-	727,730	-	-	-	-	-	727,730

Buildings and constructions	7,698,249	-	(6)	312,599	8,010,842	3,895,659	(5)	153,476	2.0	4,049,130	3,961,712

Facilities and features in building	542,083	-	(20)	51,920	593,983	254,613	(19)	15,782	4.0	270,376	323,607

Machinery, equipment and tools	2,406,493	218,633	-	123,162	2,748,288	1,539,619	-	237,147	6.7 to 10	1,776,766	971,522

UT Machinery, equipment and tools	1,869	-	-	-	1,869	1,869	-	-	6.7 to 10	1,869	-

Computers and Telecommunication systems	10,873,164	-	-	867,601	11,740,765	8,179,237	-	845,701	6.7 to 20	9,024,938	2,715,827

Vehicles	1,062,731	78,872	(1,235)	-	1,140,368	794,417	(1,027)	90,550	20	883,940	256,428

Furniture	471,427	19,022	-	40	490,489	459,845	-	3,223	10	463,068	27,421

Materials	7,156,742	3,325,953	(64,262)	(2,311,862)	8,106,571	-	-	-	-	-	8,106,571

Line pack	1,095,009	-	-	-	1,095,009	56,810	-	-	-	56,810	1,038,199

Works in progress	6,517,616	6,967,429	-	(3,614,943)	9,870,102	-	-	-	-	-	9,870,102

Total	304,461,626	10,611,266	(65,862)	-	315,007,030	155,220,464	(1,262)	9,610,783		164,829,985	150,177,045

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2020
	Cost					Depreciation and Impairment
					End of the	Accumulated at the beginning				Accumulated at the end		Net
	Beginning
Account	of the year	Additions	Retirements	Transfers	year	of the year	Retirements	For the year	rate %	of the year	Impairment	book value
Pipelines	130,158,535	-	(52,982)	5,199,883	135,305,436	64,201,733	(29,053)	3,319,258	2.2	67,491,938	3,572,161	64,241,337

Compressor plants	52,858,457	10,865	-	4,882,737	57,752,059	35,386,123	-	2,434,145	3.3 to 25	37,820,268	1,072,944	18,858,847

Other plants	54,432	-	-	-	54,432	18,369	-	1,846	3.3	20,215	1,719	32,498

Stations of regulation and/or measurement of pressure	4,456,518	-	(1,469)	130,851	4,585,900	3,546,910	(1,286)	123,685	4.0	3,669,309	47,865	868,726

Other technical installations	865,450	-	-	8,036	873,486	744,503	-	19,387	6.7	763,890	5,718	103,878

Subtotal assets related to natural gas transportation service	188,393,392	10,865	(54,451)	10,221,507	198,571,313	103,897,638	(30,339)	5,898,321		109,765,620	4,700,407	84,105,286

Non-regulated segment Pipelines	21,031,829	361	-	1,239,305	22,271,495	259,618	-	737,415	2.2	997,033	-	21,274,462

Non-regulated segment Compressor plants	4,225,618	-	-	66,917	4,292,535	1,644,204	-	457,095	3.3 to 25	2,101,299	-	2,191,236

Non-regulated segment Other plants	37,097,195	-	(1,016)	1,811,810	38,907,989	21,143,111	(8)	940,452	3.3	22,083,555	-	16,824,434

Non-regulated segment Stations of regulation and/or measurement of pressure	1,294,185	1,757	(1,645)	48,899	1,343,196	89,941	-	51,356	4.0	141,297	-	1,201,899

Non-regulated segment Other technical installations	521,985	-	-	-	521,985	202,193	-	46,991	6.7	249,184	-	272,801

Subtotal assets related to Other Services and Production and Commercialization of Liquids	64,170,812	2,118	(2,661)	3,166,931	67,337,200	23,339,067	(8)	2,233,309		25,572,368	-	41,764,832

Lands	727,730	-	-	-	727,730	-	-	-	-	-	-	727,730

Buildings and constructions	7,288,951	-	-	409,298	7,698,249	3,741,320	-	154,339	2.0	3,895,659	-	3,802,590

Facilities and features in building	542,083	-	-	-	542,083	239,004	-	15,609	4.0	254,613	-	287,470

Machinery, equipment and tools	2,270,116	103,386	-	32,991	2,406,493	1,336,618	-	203,001	6.7 a 10	1,539,619	-	866,874

UT Machinery, equipment and tools	1,869	-	-	-	1,869	1,869	-	-	6.7 a 10	1,869	-	-

Computers and Telecommunication systems	9,953,315	-	-	919,849	10,873,164	7,485,476	-	693,761	6.7 a 20	8,179,237	-	2,693,927

Vehicles	1,051,576	13,709	(2,554)	-	1,062,731	696,688	(1,266)	98,995	20.0	794,417	-	268,314

Furniture	469,632	302	-	1,493	471,427	457,315	-	2,530	10.0	459,845	-	11,582

Materials	6,457,244	3,806,177	(24,611)	(3,082,068)	7,156,742	-	-	-	-	-	-	7,156,742

Line pack	1,016,267	-	-	78,742	1,095,009	56,810	-	-	-	56,810	-	1,038,199

Works in progress	12,109,325	6,157,034	-	(11,748,743)	6,517,616	-	-	-	-	-	-	6,517,616

Total	294,452,312	10,093,591	(84,277)	-	304,461,626	141,251,805	(31,613)	9,299,865		150,520,057	4,700,407	149,241,162

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following is the composition of the resulting net value of Property, plant and equipment as of December 31, 2021 and 2020:

	2021	2020
Cost	315,007,030	304,461,626
Accumulated depreciation and impairment	(164,829,985)	(155,220,464)
Total	150,177,045	149,241,162

As of December 31, 2021 and 2020, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

	2021	2020
Other plants	644,866	783,052
Compressor plants	1,601,029	1,944,107
Other technical installations	182,050	221,060
Total	2,427,945	2,948,219

The book value variation of the rights-of use accounted during the years ended on December 31, 2021 and 2020 corresponds to its depreciation:

	2021	2020	2019
Other plants	(138,186)	(138,186)	(138,186)
Compressor plants	(343,078)	(343,078)	(343,078)
Other technical installations	(39,010)	(39,009)	(39,009)
Total	(520,274)	(520,273)	(520,273)

The right to use these assets expires in September 2026, at which time the purchase options provided for in the contracts may be exercised.

13.	LOANS

Short-term and long-term loans as of December 31, 2021 and 2020 comprise the following:

	2021	2020
Current Loans
2018 Notes Interest	551,898	689,346
Leasing (Note 21)	628,707	724,624
Total Current loans	1,180,605	1,413,970
Non Current Loans
2018 Notes	49,004,951	61,161,618
Leasing (Note 21)	2,393,806	3,641,637
Total non current loans	51,398,757	64,803,255
Total (1)	52,579,362	66,217,225

(1)	As of December 31, 2021 and 2020, it is net of Notes repurchase of Ps 2,302,366 and Ps. 2,233,474, respectively.
(2)	Net of issuance expenses of Ps. 52,683 and Ps. 113,602 as of December 31, 2021 and 2020, respectively.

Loans are totally denominated in US dollars.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The activity of the loans as of December 31, 2021 and 2020 is the following:

	2021		2020
	Leases liabilities	Other payables	Leases liabilities	Other payables
Beginning balance	4,366,261	61,850,964	4,885,463	64,124,789
Inflation adjustment restatement	(1,624,395)	(23,100,500)	(1,924,738)	(18,908,348)
Accrued interest	291,753	3,758,762	365,787	4,174,649
Effect of foreign exchange effect	888,236	11,342,907	1,735,430	20,762,265
VAT unpaid installments	13,456	-	16,617	-
Notes repurchase result	-	414,204	-	(602,794)
Payment of loans	-	-	-	(2,043,917)
Principal payments of lease liabilities(1)	(597,517)	-	(288,252)	-
Cost of repurchase of notes	-	(959,594)	-	(1,509,131)
Interest paid(2)	(315,281)	(3,749,894)	(424,046)	(4,146,549)
Ending balance	3,022,513	49,556,849	4,366,261	61,850,964

(1)	For the years ended on December 31, 2021 and 2020, Ps. 597,517 and Ps. 288,252 respectively were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).
(2)	For the years ended on December 31, 2021 and 2020, Ps. 315,281 and Ps. 424,046, respectively, were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

The maturities of the current and non-current loans as of December 31, 2021 are as follows, not including issuance expenses:

		To due
	Due at 12/31/2021	From 1/01/2022 to 12/31/2022	From 1/01/2023 to 12/31/2023	From 1/01/2024 to 12/31/2024	From 1/01/2025 to 12/31/2025	From 1/01/2026 onwards	Total
2018 Notes	-	551,898	-	-	49,004,951	-	49,556,849
Financial Leasing	77,433	551,274	597,499	647,668	702,049	446,590	3,022,513
Total	77,433	1,103,172	597,499	647,668	49,707,000	446,590	52,579,362

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2021, and their present book value:

12/31/2021
As of 12/31/2022	845,777
From 1/01/2023 to 12/31/2023	768,448
From 1/01/2024 to 12/31/2024	768,448
From 1/01/2025 to 12/31/2025	768,448
From 1/01/2026 onwards	459,056
Total minimum future payments	3,610,177
Future financial charges on financial leases	(587,664)
Book Value financial leases	3,022,513

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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
During 2021 and 2020, the Company repurchased its marketable debt for a nominal value of USD 4.8 million and USD 17.6 million for which it paid Ps. 959,587 and Ps. 2,275,629, respectively. These transactions generated a result of (Ps. 414,204) and Ps. 602,794, respectively, recognized in the financial results of the Statement of Income.

Covenants

As of December 31, 2021, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and make certain transactions with related parties.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

Pre-export finance

On November 5, 2019, the Company agreed with Itaú Unibanco S.A. the granting of a loan for US $ 17 million in order to pre-finance the exports of propane, butane and natural gasoline made. The characteristics of this loan are as follows:

Amount in US$	17,000,000
Interest Rate	LIBOR + 1.95%
	Scheduled payment date	Percentage of the principal to be paid
Amortization	March 4, 2020	100%
Frecuency of interest payment	Monthly, payable on December 4, 2019, January 6, 2020, February 4, 2020 and March 4, 2020
Guarantor	US Treasury bills *

This loan was totally repaid at the maturity date.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

On June 16, 2021, “Law No. 27,630: Amending the Income Tax Law” was published in the Official Gazette which, among other issues, introduces a modification in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a tiered system of rates in three segments according to the level of accumulated net taxable income: a first step of 25% for accumulated net income up to $ 5 million pesos; the second step of 30% for accumulated net income between $ 5 and $ 50 million pesos; and a last segment of 35% for accumulated net income over $ 50 million pesos. The amount of accumulated net profits will be adjusted annually, starting January 1, 2022, considering the annual variation of the CPI provided by INDEC.

Likewise, dividends distributed to foreign individuals and beneficiaries will be taxed at a rate of 7%.

For the determination of the deferred and current income tax charge as of December 31, 2021, the Company has applied the progressive tax rate in force as mentioned above.

Previously, the current rate, as provided by Law No. 27,430, was 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022.

Tax adjustment for inflation

Law No. 27,468 establishes that in the net taxable income of the periods beginning on or after January 1, 2018, the adjustment for inflation obtained by the application of the income tax law may be deducted or incorporated into the tax result for the fiscal year. This adjustment will proceed only if the percentage variation in the IPC, will accumulate (a) a percentage higher than 100% in the 36 months prior to the end of the year, or (b) regarding the first, second and third fiscal year that starts from its effective date, an accumulated variation of the IPC that exceeds 55%, 30% or 15% of said 100%, respectively.

For the fiscal year ended December 31, 2021, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2021 considering the application of the adjustment for fiscal inflation.

According to the Solidarity Law, the positive or negative result generated by the application of the inflation adjustment corresponding to the first and second fiscal year beginning on January 1, 2019 will be charged in a sixth in that fiscal period and the five sixths remaining in equal parts in the following 5 fiscal periods. As of January 1, 2021, 100% of the adjustment may be deducted/taxed in the year in which the effect is determined.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Adjustment of acquisitions and investments made in fiscal years beginning on or after January 1, 2018
A cost adjustment mechanism is established for assets acquired or investments made in fiscal years beginning on or after January 1, 2018. The adjustment will be made based on the percentage variations of the IPIM.
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

Deferred Tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019
Current income tax	(13,703,822)	(5,191,703)	(5,511,856)
Deferred income tax	966,801	(1,456,405)	(2,757,610)
Total income tax	(12,737,021)	(6,648,108)	(8,269,466)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The analysis of the net deferred tax assets and liabilities is as follows:

	2021	2020
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	4,027,923	1,887,237
Deferred tax assets to be recovered after less than 12 months	640,585	562,048
Subtotal deferred tax assets	4,668,508	2,449,285
Deferred tax liabilities:
Deferred tax liabilities to be recovered after more than 12 months	(14,778,469)	(13,325,708)
Deferred tax liabilities to be recovered after less than 12 months	(166,265)	(366,604)
Subtotal deferred tax liabilities	(14,944,734)	(13,692,312)
Deferred tax liabilities, net	(10,276,226)	(11,243,027)

As of December 31, 2021 and 2020, Ps. 23,757 and Ps. 37,240 were recognized as Deferred tax asset, respectively.

The components of the net deferred tax assets and liabilities as of December 31, 2021, 2020 and 2019 are the following:

Deferred tax assets	Other receivables	Allowance for doubtful accounts	Tax credits discounted value loss	Account receivables discounted value	Provisions for legal claims and other provisions	Financial lease	Contract liabilities	Tax loss carryforward	Tax inflation adjustment	Total
As of December 31, 2019	-	1,502	731	1,502	318,208	1,233,512	1,035,863	-	18,143	2,609,461
Charge in results	20,403	(1,502)	(731)	(531)	18,596	(134,460)	(70,496)	1,425	7,120	(160,176)
As of December 31, 2020	20,403	-	-	971	336,804	1,099,052	965,367	1,425	25,263	2,449,285
Charge in results	(20,403)	-	-	(59)	180,659	(68,294)	446,215	1,691,364	(10,259)	2,219,223
As of December 31, 2021	-	-	-	912	517,463	1,030,758	1,411,582	1,692,789	15,004	4,668,508

Deferred tax liabilities	Other receivables	Loans	Property, Plant and Equipment	Cash and cash equivalents	Inventories	Other financial assets at amortized cost	Tax inflation adjustment	Other liabilities	Total
As of December 31, 2019	-	(53,975)	(8,937,061)	(4,373)	(41,376)	(3,831)	(3,355,467)	-	(12,396,083)
Charge in results	-	23,871	1,047,066	2,809	(9,226)	(300,383)	(2,060,366)	-	(1,296,229)
As of December 31, 2020	-	(30,104)	(7,889,995)	(1,564)	(50,602)	(304,214)	(5,415,833)	-	(13,692,312)
Charge in results	(2,683)	(53,786)	(3,098,657)	(15,694)	(14,515)	304,214	1,758,221	(129,522)	(1,122,900)
As of December 31, 2021	(2,683)	(83,890)	(10,988,652)	(17,258)	(65,117)	-	(3,657,612)	(129,522)	(14,944,734)

As of December 31, 2021, the Company maintain a specific tax loss derived from negative exchange differences for fiscal year 2021 generated by financial instruments traded abroad for Ps. 1,880,049. The realization of such tax loss depends on the future generation of taxable financial gains during the statute of limitations period. In order to determine its recoverability, the Company takes into consideration the reversal of deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it cannot be estimated as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 187,260 was recognized as of December 31, 2021.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2021, 2020 and 2019 as follows:

	2021	2020	2019
Pre tax income	33,668,098	11,608,351	34,583,065
Statutory income tax rate	35%	30%	30%

Pre tax income at statutory income tax rate	(11,783,834)	(3,482,505)	(10,374,920)
Tax effects due to:
- Restatement by inflation	5,788,975	3,162,319	4,191,239
- Unrecognized tax loss carryforward	1,692,789	(3,074,046)	-
- Adjustment affidavit previous year	(67,587)	(13,695)	280,788
- Variation of tax rate	(4,083,828)	-	-
- Tax inflation adjustment	(3,941,738)	(4,188,721)	(4,106,748)
- Others	(341,798)	948,540	1,740,174
Total income tax	(12,737,021)	(6,648,108)	(8,269,466)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

15.	PROVISIONS

The total amount of the Provisions is included in current liabilities.

	For legal claims and others
Balances as of 12/31/2019	1,210,596
Inflation adjustment restatement	(390,024)
Additions	490,772	(1)
Uses	(12,186)
Reversals	-
Balances as of 12/31/2020	1,299,158
Inflation adjustment restatement	(525,505)
Additions	532,101	(2)
Uses	(5,006)
Reversals	(4,895)	(3)
Balances as of 12/31/2021	1,295,853

(1)	Ps. 148,369 are included in “Other operating expenses” and Ps. 166,166 in “Financial expenses”.
(2)	Ps. 286,313 are included in “Other operating expenses” and Ps. 245,788 in “Financial expenses”.
(3)	The total are included in “Other operating expenses”.

16.	FINANCIAL RISK MANAGEMENT

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

16.1.1 Risk associated with exchange rates

Restrictions to the single free market for foreign exchange (“MULC”)

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

Additionally, as from April 2020, through the issuance of Communication “A” 7001, subsequently amended by Communications “A” 7030, 7042, 7052, 7068 and 7138, the BCRA established measures that intensify the restrictions for access to the MULC, including measures related to the trading of stock market assets by companies.

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

Additionally, on September 15, 2020, the BCRA published Communications “A” 7105 and 7106 by which it is established, among other measures, that those who register financial debts with independent parties with principal maturities in foreign currency scheduled between October 15, 2020 and March 31, 2021, must submit to the BCRA a refinancing plan for the principal maturities based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount maturing in the period indicated above, and (b) that the remaining principal be, at least, refinanced with new external indebtedness with an average life of 2 years, provided that the new indebtedness is settled in the exchange market.

During 2021, although various regulations have been issued that, to a greater or lesser extent, provided for certain flexibility in access to the MULC, the BCRA continued to limit access to them in order to preserve its reserves and stabilize its exchange rate policy.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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
- Exports of services;
- Disposal of foreign assets.

These foreign exchange restrictions, or those that may be enacted in the future, could affect the Company’s ability to access the official foreign exchange market to acquire the foreign currency necessary to meet its financial obligations. Assets and liabilities denominated in foreign currency as of December 31, 2021 have been valued considering the current exchange rates in the MULC.

Exchange rate risk management

In view of the main impacts of the aforementioned situation and those detailed in Note 1 to these Consolidated Financial Statements, the Company has implemented a series of measures to mitigate their impact. In this sense, the Company’s Management permanently monitors the evolution of the situations that affect its business, in order to determine the possible actions to be taken and identify the eventual impacts on its equity and financial situation. The Company considers that its current financial position will allow it to comply, in the short term, with its foreign currency commitments. The Company’s financial statements should be read in light of these circumstances.

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars. The exposure to other currencies is not significant.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2021, 2020 and 2019. Total operating cost denominated in Argentine Pesos accounted for 81%, 80% and 84% for the years ended December 31, 2021, 2020 and 2019, respectively.

As of December 31, 2021, 2020 and 2019, 27%, 50% and 53% of total revenues are denominated in Argentine pesos, respectively.

tgs’ financial risk management policies are defined with the objective of mitigating the impact of exchange rate fluctuations on the Company’s foreign currency position. To this end, alternative investment evaluations are regularly carried out to diversify tgs’ investment portfolio among instruments denominated in U.S. dollars or, although denominated in Argentine pesos, to obtain positive returns in real terms.

Additionally, if deemed appropriate, the Company enters into derivative financial instruments that allow hedging the fluctuation of the U.S. dollar on the positions in such currency in the long term. During fiscals years 2020 and 2019, the Company did not contract derivative financial instruments to hedge this risk.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2021, 73% of the Company’s fund placements are denominated in U.S. dollars.

For further information regarding the Company’s foreign currency position see “Note 18. Foreign currency assets and liabilities”.

Management of the Company estimates that, based on the net liability position as of December 31, 2021 and 2020, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 2,022,788 and Ps. 5,434,103, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

Derivative financial instruments

In order to mitigate the exchange rate risk, during fiscal year 2021, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

At the end of this fiscal year, the net position is buying US dollars and amounts to US$ 10 million at a weighted average exchange rate of Ps. 119.15 maturing in February 2022. The fair value of the contracts as of December 31, 2021 amounts to a net liability position of Ps. 42,265, which is disclosed in the item Derivative financial instruments. These contracts are guaranteed for Ps. 78,477 which are disclosed in the caption “Other financial assets at fair value through profit or loss.”

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company’s exposure to increases in interest rates. tgs’ exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company’s financing is disclosed in Note 13.

In addition, the main objective of the Company’s financial investment activities is to obtain the highest return by investing in low-risk and highly liquid instruments. The Company maintains a portfolio of cash equivalents and short-term investments comprised of investments in mutual funds and deposits in interest-bearing bank accounts, public and private securities. The risk of these instruments is low since they are mostly short-term and highly liquid in recognized financial institutions.

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

The Company’s risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2021, 2020 and 2019 fiscal years the Company has maintained a liability monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2021 and 2020:

	Financial assets		Financial liabilities (1)
	2021	2020	2021	2020
Fix interest rate	22,553,663	24,314,753	49,556,849	61,850,964
Variable interest rate	17,479,560	4,799,850	-	-
Total	40,033,223	29,114,603	49,556,849	61,850,964

(1)	Includes 2018 Notes. For further information see Note 13 to the Consolidated Financial Statements.

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

These prices have historically fluctuated in response to macroeconomic conditions and changes in supply and demand, which could affect tgs’ profitability. Especially during the first half of 2020, and due to the effect of COVID and the international oil market situation, the price of Liquids was negatively affected with year-on-year declines during that period in the order of 30%. However, as of the last quarter of 2020 and after the end of the year, international prices recovered sharply.

Based on volume of sales for the years ended December 31, 2021, 2020 and 2019, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 2,247,959, Ps. 3,047,312 and Ps. 2,369,548, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Derivative financial instruments

On July 23, 2018 tgs entered into an agreement with a recognized financial institution to hedge propane, butane and natural gasoline export prices (put contracts), with the objective of offsetting potential losses that could be generated in the event that export prices fall below breakeven prices (those that equal costs). Such agreement was effective between October 2018 and April 2020, according to the following monthly tons:

Period	Propane	Butane	Natural gasoline
October 2018 - April 2019	6,045	4,506	2,700
May 2019 - September 2019	-	-	4,100
October 2019	9,068	7,010	4,200
November 2019 - April 2020	13,098	10,014	6,000

In order to arrange such operation, the Company paid a premium of U.S.$ 3 million, which was classified as a financial asset measured at fair value through profit or loss, being recorded under “Derivative financial instruments”. The Company has not designated those instruments for the application of hedge accounting in accordance with the provisions of IFRS 9.

As of December 31, 2021 and 2020, the Company does not hold derivative financial instruments that cover the risk of changes in commodity prices.

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

To measure the expected credit loss, receivables from sales have been grouped according to their characteristics in terms of credit risk and the time that has elapsed since maturity.

On this basis, the provision for losses for the year ended December 31, 2021 for trade receivables was determined as follows:

Ratio	Non-due	90 days	120 days	180 days	+240 days
Natural Gas Transportation segment	0%	0.50%	5%	10%	100%
Other segments	0%	0.25%	2%	5%	100%

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2021 and 2020, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

	2021	2020
Current trade receivables	10,756,021	9,479,095
Allowances for doubful accounts (1)	(132,521)	(200,029)
Total	10,623,500	9,279,066

(1)	Said amount represents the best estimate made by tgs according to what is stated in Note 4.b).

Likewise, the Company has credits for subsidies with the Argentine government for Ps. 1,246,096.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of net sales made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31,2021, 2020 and 2019 and the sales receivable balances (net of allowances) as of December 31, 2021 and 2020 are set forth below:

	2021		2020		2019
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	6,068,906	1,442,363	8,896,666	2,176,289	12,019,559
Camuzzi Gas Pampeana S.A.	4,470,877	350,002	6,578,246	1,065,858	8,945,151
Naturgy Argentina	3,619,951	300,943	5,317,677	473,256	7,184,143
CAMMESA	2,772,294	612,967	3,535,855	1,005,463	2,749,488
Pampa Energía	855,551	327,428	1,269,833	463,383	1,651,360
Camuzzi Gas del Sur S.A.	1,033,392	151,421	1,574,291	221,831	2,210,576

The amounts of Liquids Production and Marketing net sales made to major customers during the years ended December 31, 2021, 2020 and 2019 and sales receivable balances (net of allowances) as of December 31, 2021 and 2020 are set forth below:

	2021		2020		2019
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
PBB Polisur	13,685,117	1,426,407	14,043,121	1,174,010	13,024,592
Petredec	-	-	1,043,349	-	2,061,636
Geogas Trading S.A.	3,800,056	2,687,682	434,033	-	3,476,753
Italgas S.A.	151,457	-	598,192	-	-
YPF	1,899,572	34,309	1,469,282	63,945	2,546,266
Petrobras Global Trading BV	5,623,159	-	6,808,862	428,809	9,136,707
Trafigura Beheer	6,925,555	691,580	-	-	-

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company’s maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets at amortized cost.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

During the years 2021, 2020 and 2019 the Company has carried out transactions with financial instruments traded abroad, mainly national and provincial government bonds, which resulted in exchange losses of Ps. 1,896,864, Ps. 12,041,714 and nil, respectively, which are recorded as "Other financial results - Result from valuation at fair value of financial assets through profit or loss" in the Statement of comprehensive income for the year ended December 31, 2021.

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables and  (iv) other receivables as of December 31, 2021 and 2020:

December 31, 2021
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	4,428,802	12,555,077	37,692
With specified maturity
Overdue
Until 12-31-2020	-	-	135,914
From 01-01-21 to 03-31-21	-	-	-
From 04-01-21 to 06-30-21	-	-	-
From 07-01-21 to 09-30-21	-	-	42,032
From 10-01-21 to 12-31-21	-	-	1,733,128
Total overdue	-	-	1,911,074

Non-due
From 01-01-22 to 03-31-22	-	693	10,065,902
From 04-01-22 to 06-30-22	-	587	301,842
From 07-01-22 to 09-30-22	-	376	57,932
From 10-01-22 to 12-31-22	-	255	482
During 2023	-	23,157,358	7,380
During 2024	-	-	-
During 2025	-	-	-
From 2026 onwards	-	-	-
Total non-due	-	23,159,269	10,433,538
Total with specified maturity	-	23,159,269	12,344,612
Total	4,428,802	35,714,346	12,382,304

(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

December 31, 2020
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	7,023,927	3,201,152	59,371
With specified maturity
Overdue
Until 12-31-2019	-	-	207,199
From 01-01-20 to 03-31-20	-	-	1,137
From 04-01-20 to 06-30-20	-	-	675
From 07-01-20 to 09-30-20	-	-	35,373
From 10-01-20 to 12-31-20	-	-	3,250,649
Total overdue	-	-	3,495,033

Non-due
From 01-01-21 to 03-31-21	-	1,170	6,520,731
From 04-01-21 to 06-30-21	-	1,170	187,310
From 07-01-21 to 09-30-21	-	1,170	118,903
From 10-01-21 to 12-31-21	-	24,142	114,796
During 2022	-	20,767,400	10,479
During 2023	-	676	-
During 2024 onwards	-	-	-
Total non-due	-	20,795,728	6,952,219
Total with specified maturity	-	20,795,728	10,447,252
Total	7,023,927	23,996,880	10,506,623

(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

16.1.5 Liquidity risk

This risk involves the difficulties that tgs may have in meeting its commercial and financial obligations. To this end, the expected cash flow is regularly monitored.

tgs has policies for borrowing funds whose main objective is to cover financing needs at the lowest cost according to market conditions. One of the Company’s main objectives is to have financial solvency. Given the current conditions of the financial market, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations, despite having credit lines for borrowing funds.

Additionally, a methodology is used for the analysis and assignment of credit limits to the different financial entities in order to minimize the associated liquidity risk. In line with this, the Company invests its liquid funds in financial entities with an adequate credit rating.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Below is a detail of the maturities of the Company’s financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2021 and 2020. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

December 31, 2021
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2020	-	296,135	-
From 01-01-21 to 03-31-21	-	311	-
From 04-01-21 to 06-30-21	-	311	-
From 07-01-21 to 09-30-21	-	311	-
From 10-01-21 to 12-31-21	-	311	77,433
Total overdue	-	297,379	77,433

Non-due
From 01-01-22 to 03-31-22	42,265	7,221,483	192,086
From 04-01-22 to 06-30-22	1,733,400	42,180	192,086
From 07-01-22 to 09-30-22	-	-	192,086
From 10-01-22 to 12-31-22	1,733,400	-	192,086
During 2023	3,466,800	-	768,448
During 2024	3,466,800	-	768,448
During 2025	53,093,400	-	768,448
From 2026 onwards	-	-	459,056
Total non-due	63,536,065	7,263,663	3,532,744
Total with specified maturity	63,536,065	7,561,042	3,610,177
Total	63,536,065	7,561,042	3,610,177

December 31, 2020
	Loans	Other financial liabilities	Financial leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2019	-	324,909	-
From 01-01-20 to 03-31-20	-	469	-
From 04-01-20 to 06-30-20	-	469	-
From 07-01-20 to 09-30-20	-	469	-
From 10-01-20 to 12-31-20	-	469	95,887
Total overdue	-	326,785	95,887

Non-due
From 01-01-21 to 03-31-21	-	5,816,741	237,523
From 04-01-21 to 06-30-21	2,143,418	22,104	237,523
From 07-01-21 to 09-30-21	-	-	237,523
From 10-01-21 to 12-31-21	2,143,418	-	237,523
During 2022	4,286,837	-	950,217
During 2023	4,286,837	-	950,217
During 2024	4,286,837	-	950,217
During 2025	65,538,509	-	950,217
From 2026 onwards	-	-	567,640
Total non-due	82,685,856	5,838,845	5,318,600
Total with specified maturity	82,685,856	6,165,630	5,414,487
Total	82,685,856	6,165,630	5,414,487

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

16.1.6 Capital management risk.

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern, to achieve an optimal cost of capital structure and to support the investment process in order to provide returns to shareholders and benefits to other stakeholders.

tgs seeks to maintain a level of cash generation from its operating activities that will enable it to meet all of its commitments.

The Company monitors capital on the basis of the leverage ratio. This ratio is calculated as total financial debt (including “current financial debt” and “non-current financial debt” as shown in the Statement of Financial Position) divided by total capital. Total capital is calculated as “Shareholders’ Equity”, as shown in the Statement of Changes in Shareholders’ Equity, plus total financial debt.

During the years ended December 31, 2021 and 2020, the gearing ratio was as follows:

	2021	2020
Total debt (Note 13)	52,579,362	66,217,225
Total equity	120,592,771	99,661,694
Total capital	173,172,133	165,878,919
Gearing Ratio	0.30	0.40

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The categorization of financial assets and liabilities as of December 31, 2021 and 2020 is included below:

	December 31, 2021
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	10,623,500	10,623,500
Other receivables	-	1,617,900	1,617,900
Other financial assets at amortized cost	-	1,910	1,910
Other financial assets at fair value through profit or loss	13,267,914	-	13,267,914
Cash and cash equivalents	4,208,552	220,250	4,428,802
Total current assets	17,476,466	12,463,560	29,940,026

NON-CURRENT ASSETS
Other receivables	-	8,383	8,383
Other financial assets at amortized cost	-	22,444,522	22,444,522
Total non-current assets	-	22,452,905	22,452,905
Total assets	17,476,466	34,916,465	52,392,931

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	6,068,325	6,068,325
Derivative financial instruments	42,265	-	42,265
Loans	-	1,180,605	1,180,605
Payroll and social security taxes payables	-	1,169,970	1,169,970
Other payables	-	318,271	318,271
Total current liabilities	42,265	8,737,171	8,779,436

NON-CURRENT LIABILITIES
Loans	-	51,398,757	51,398,757
Total non-current liabilities	-	51,398,757	51,398,757
Total liabilities	42,265	60,135,928	60,178,193

	2020
	Financial assets at fair value	Financial assets at amortirzed cost	Total
CURRENT ASSETS
Trade receivables	-	9,279,066	9,279,066
Other receivables	-	1,016,052	1,016,052
Other financial assets at amortized cost	-	27,651	27,651
Other financial assets at fair value through profit or loss	3,201,152	-	3,201,152
Cash and cash equivalents	4,794,383	2,229,544	7,023,927
Total current assets	7,995,535	12,552,313	20,547,848

NON-CURRENT ASSETS
Other receivables	-	11,476	11,476
Other financial assets at amortized cost	-	20,768,077	20,768,077
Total non-current assets	-	20,779,553	20,779,553
Total assets	7,995,535	33,331,866	41,327,401

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	4,231,794	4,231,794
Loans	-	1,413,970	1,413,970
Payroll and social security taxes payables	-	1,496,841	1,496,841
Other payables	-	455,804	455,804
Total current liabilities	-	7,598,409	7,598,409

NON-CURRENT LIABILITIES
Loans	-	64,803,255	64,803,255
Total non-current liabilities	-	64,803,255	64,803,255
Total liabilities	-	72,401,664	72,401,664

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Within this level, the Company includes those derivative financial instruments for which it was able to find an active market.

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

During 2021 and 2020, there were no transfers between the different hierarchies used to determine the fair value of the Company’s financial instruments or reclassifications between categories of financial instruments.

The table below shows different assets at their fair value classified by hierarchy as of December 31, 2021 and 2020:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	4,208,552	-	-	4,208,552
Other financial assets at fair value through profit or loss	13,267,914	-	-	13,267,914
Total	17,476,466	-	-	17,476,466

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value
Derivative financial instruments	42,265	-	-	42,265
Total	42,265	-	-	42,265

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	4,794,383	-	-	4,794,383
Other financial assets at fair value through profit or loss	3,201,152	-	-	3,201,152
Total	7,995,535	-	-	7,995,535

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2021, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments. Also, the carrying value of non-current financial assets at amortized cost consists of time deposits made with financial institutions at current market rates.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The estimated fair value of Non-current loans is estimated based on quoted market prices (level 1). The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2021 and 2020, based on their quoted market price:

	As of December 31, 2021
	Carrying amount	Fair value
2018 Notes	49,556,849	45,208,681

	As of December 31, 2020
	Carrying amount	Fair value
2018 Notes	61,850,964	56,729,824
17.	REGULATORY FRAMEWORK

a)	General framework of the natural gas transportation segment:

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

tgs’ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

By provision of the Necessity and Urgency Decree No. 1,020/2020 (“Decree 1,020”), ENARGAS, commissioned by the PEN, began the renegotiation of the RTI concluded in 2018, which may not exceed 2 years. Until then, the current renegotiation agreements are suspended. Said renegotiation remains in the power of ENARGAS ad referendum of the PEN.

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

On March 16, 2021, the public hearing convened by ENARGAS was held for the purposes of considering the Transitional Tariff Regime (“RTT”) in accordance with the provisions of Decree 1,020. In this regard, tgs, without renouncing the full percentage of tariff recomposition that corresponds to it, alternatively presented at this hearing a proposal for a tariff increase calculated by 58.6%, as of April 1, 2021. It was calculated based on the financial needs to meet the operating and financial costs, capital investments and taxes, which were calculated considering the evolution of the inflation rate for a period of 12 months from its inception. Such requested increase contemplated only the necessary funds to meet the obligations as a licensee.

Additionally, in such public hearing, tgs denied and dismissed the arguments raised in it that considered that the current natural gas transportation tariff is not fair and reasonable given the alleged existence of serious defects in the administrative acts derived from the processing of the last Regime Comprehensive Tariff (“RTI”) made for tgs.

On April 28, 2021, ENARGAS sent to tgs, a Transitory Agreement Project 2021 within the framework of the provisions of Decree 1,020. Said project provided:

•	The non-granting of a temporary tariff increase, keeping the tariff schedules approved by ENARGAS in April 2019 unchanged.

•
It established that from May 2021 and until the Definitive Renegotiation Agreement is in force, ENARGAS will proceed to re-calculate the transportation tariffs at that time in force with effect from April 1, 2022.

•	It did not establish a mandatory investment plan.

•
The prohibition of: (i) distribution of dividends, (ii) an early cancellation of financial and commercial debts contracted with shareholders, and (iii) the acquisition of other companies or granting loans.

On April 30, 2021, through a note sent to that body, tgs stated that, given the context in which it develops its activities and the proposed terms and conditions, it was not feasible for the Company to sign the 2021 Temporary Agreement Project.

Subsequently, on June 2, 2021, ENARGAS issued Resolution No. 149/2021 (the “Resolution 149”) approving an RTT for tgs effective as of that date. The RTT (i) does not grant a temporary tariff increase in favor of the Company, but the current tariff schedules in force since April 1, 2019 remain unchanged; (ii) provides that from the entry into force of the Transitional Regime -and until the Definitive Renegotiation Agreement is in force- the possibility is contemplated that ENARGAS adjusts the rates of tgs as of April 1, 2022 ; (iii) does not establish a mandatory investment plan for tgs and (iv) establishes the prohibition to distribute dividends and prepay financial and commercial debts contracted with shareholders, acquire other companies or grant loans.

In July 2021, tgs filed appeals for reconsideration with the PEN, the Ministry of Economy of the Nation and ENARGAS with an appeal or hierarchical subsidy in accordance with the respective powers of each of these bodies in the dictation of the entire regulatory plexus associated with Resolution 149, (Decree 1020/20, Decree 353/21, and Joint Resolution No. 1/2021), requesting that the RTT be declared null and void and the RTI be restored. We recall that the RTT began with Decree 1020/20, which set the guidelines to carry out the renegotiation of the RTI, later issuing Joint Resolution 1/21, which sets the RTT, and Decree 353/21, which approved Joint Resolution 1 /21, and culminates with Resolution 149, which approved the new tariff charts.

The challenges are based on: i) the illegality of Decree 1020 because it does not follow the lines of the delegation provided for in Law 27,541, and as a Decree of Necessity and Urgency it does not comply with the requirements of the Constitution for the issuance of this regulation; ii) the extension of the emergency beyond that provided by Congress; iii) the failure to carry out the tariff renegotiation as provided for in Law 24. 076; iv) the disregard of the principle of fair and reasonable tariffs, and the acquired rights of tgs in the License, the Contractual Adjustment Agreement and the RTI; and v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations, provided by both the Administrative Procedures Law and the Basic Rules of the License.

The restrictions imposed on the management and management of the Company, which have no legal justification, are also questioned, given that the emergency declared by Law No. 27,541 only empowered the National Executive Power to renegotiate the RTI and not the License.

The challenges and the request for reinstatement of the RTI have been made without prejudice to the right of tgs to pay the compensation that corresponds to it for not having complied with the RTI since April 2019.

On November 15, 2021, the Company filed a Prior Administrative Claim before ENARGAS and the Ministry of Economy. The purpose of said presentation is to request the compensation that corresponds to tgs for the lack of application of the semi-annual adjustment methodology established in the RTI approved by Resolution 362 between October 1, 2019 and June 1, 2021.

In addition, payment of compensation for the damages suffered by tgs due to the freezing caused by the failure to apply the six-monthly adjustment methodology established in the RTI in the aforementioned period is requested.

On January 19, 2022, a new public hearing was held, within the framework of ENARGAS Resolution No. 518/2021, whose purpose was to deal with a transitory tariff adjustment within the framework of Decree 1020/2020. In such hearing, with the purpose of reaching a definitive agreement on the renegotiation and recomposing the license economic-financial equation, tgs requested a transitory tariff adjustment applied in two stages for the year 2022 for a total of 106%, due to the evolution of operating costs and the main macroeconomic indicators.

Subsequently, on February 1, 2022, we received from ENARGAS a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”) which was approved by our Board of Directors on February 2, 2022 and by the corresponding government agencies on February 18, 2022. The 2022 Transition Agreement includes, in some aspects, similar terms to the 2021 RTT with the particularity that it grants tgs a 60% tariff increase effective as from March 1, 2022 (the “RTT 2022”).

The 2022 Transition Agreement was ratified by the PEN through Decree No. 91/2022, which entered into force as from February 23, 2022. On February 25, 2022, the ENARGAS issued Resolution No. 60/2022 by which it put into effect the tariff schedules that contemplate the RTT 2022.

It should be noted that, in accordance with the provisions of the 2022 Transition Agreement, tgs committed not to initiate new claims, appeals, actions, lawsuits or demands of any kind; and/or to suspend, keep suspended or extend the suspension of all appeals and claims filed that are related in any way to the Renegotiation of the Comprehensive Tariff Review in force, Law No. 27,541, Decrees No. 278/20 and No. 1020.

As of the date of issuance of these Consolidated Financial Statements, the Company is working together with ENARGAS to carry out the RTI process that will allow it to receive a fair and reasonable tariff according to the natural gas transportation public service provided.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

During 2020 and in accordance with Decree 311, the maximum reference prices for the commercialization of liquefied petroleum gas (LPG), which the Company sells in the domestic market, remained unchanged for a period of 180 calendar days from its issuance. On October 19, 2020, the Energy Secretariat issued Resolution 30/2020 by which it increased the price of such products to Ps. 10,885. (in accordance with the provisions of said resolution).

During 2021, the Secretary of Energy issued Resolution No. 249/2021 by which it increased the prices as from April 6, 2021 to Ps. 12,626.60 (in accordance with the provisions of said resolution).

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Additionally, the Company participates in the Propane Gas Supply Agreement for Indiluted Propane Gas Distribution Networks (“Propane for Networks Agreement”) entered into with the Argentine Government and propane producing companies whereby it undertakes to supply propane to distributors and sub-distributors of indiluted propane gas through networks at a price lower than the market price, The Company receives an economic compensation for the lower revenues derived from the participation in this program, which is calculated as the difference between the agreed sales price and the reference export parity price determined by the Energy Secretariat.

Within the framework of the path of gradual reduction of subsidies provided by the former MINEM, on March 31, 2017 the former MINEM issued Resolutions No. 74/2017 (“Resolution 74”) and No. 474-E/2017 (“Resolution 474”) by which an increase in the price of indiluted propane gas destined to the Propane for Networks Agreement is provided as from April 1 and December 1, 2017, respectively. As from such dates the price paid by the customer was set at Ps. 1,267/tn and Ps. 2,832/tn (as provided by Resolution 74) and Ps. 1,941.20/tn and Ps. 3,964/tn (as provided by Resolution 474), respectively, depending on the customer to whom the product is destined.

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

As of December 31, 2021, the Argentine State owes tgs Ps. 1,246,168 for these concepts.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the “ICE Brent first line” barrel price. If the price is below US$ 45, the tax rate will be zero percent. On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FORREIGN CURRENCY

The balances in foreign currency as of December 31, 2021 and 2020 are detailed below:

	2021					2020
	Foreign currency and amount (in thousands)		Exchange rate		Amount in local currency	Foreign currency and amount (in thousands)		Amount in local currency
CURRENT ASSETS

Cash and cash equivalents	US$	1,512	102.520	(1)	155,010	US$	45,454	5,759,726

Other financial assets at amortized cost	US$	-	102.520	(1)	-		182	23,062

Other financial assets at fair value through profit or loss	US$	65,522	102.520	(1)	6,717,315		25,263	3,201,152

Trade receivables	US$	66,395	102.520	(1)	6,806,815	US$	23,262	2,947,656

Other receivables	US$	-	102.520	(1)	-	US$	2,214	280,548

Total current assets	US$	133,429			13,679,140	US$	96,375	12,212,144

NON CURRENT ASSETS

Other financial assets at amortized cost	US$	218,917	102.520	(1)	22,443,338	US$	163,858	20,763,406

Total non current assets	US$	218,917			22,443,338	US$	163,858	20,763,406

TOTAL ASSETS	US$	352,346			36,122,478	US$	260,233	32,975,550

CURRENT LIABILITIES

Trade payables	US$	37,807	102.720	(2)	3,883,535	US$	21,730	2,760,089

Loans	US$	11,493	102.720	(2)	1,180,605	US$	11,132	1,413,970

Total current liabilities	US$	49,300			5,064,140	US$	32,862	4,174,059

NON CURRENT LIABILITIES

Loans	US$	500,377	102.720	(2)	51,398,757	US$	510,192	64,803,255

Total non current liabilities	US$	500,377			51,398,757	US$	510,192	64,803,255

TOTAL LIABILITIES	US$	549,677			56,462,897	US$	543,054	68,977,314

(1)	Buy exchange rate at the end of fiscal year
(2)	Sell exchange rate at the end of fiscal year

US$: United States of America dollars

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2021, 2020 and 2019, tgs’ common stock was as follows:

Common Stock structure as of December 31, 2021 and 2020
Shares Class	Amount of common stock, subscribed, issued, paid in, and authorized for
	public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstandings shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

Common Stock structure as of December 31, 2019
Shares Class	Amount of common stock, subscribed, issued, paid in, and authorized for
	public offer
Common Shares Class
(Face value $ 1, 1 vote)	Outstandings shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	379,415,934	9,886,755	389,302,689
Total	784,608,528	9,886,755	794,495,283

tgs’s shares are traded on the BYMA and under the form of the American Depositary Receipts (“ADS”) (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)	Acquisition of treasury shares

During fiscal year 2019, the Company’s Board of Directors approved three programs for the acquisition of the Company’s own shares, on March 27, August 26 and November 19, which were executed in accordance with the conditions established therein. For the definition of these programs, the Board of Directors considered the solid cash and investment position of the Company, and approved them in view of the distortion evidenced between the economic value of the Company, as measured by its current businesses and those derived from projects under development, and the market price of its shares.

As mentioned in “c. Distribution of dividends”, treasury shares acquired as of October 31, 2019 were earmarked for payment of a stock dividend.

On March 6, 2020, the Company’s Board of Directors approved the sixth Program for the Acquisition of tgs treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

Subsequently, on August 21, 2020, the Board of Directors approved a new Program for the Acquisition of tgs’ treasury Shares for a maximum amount to be invested in Ps. 3,000 million (at the time of its creation). This program will run until March 22, 2021.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The acquisition cost of the treasury shares in portfolio amounted to Ps. 5,608,271, which, together with the trading premium on treasury shares of Ps. 1,626,911, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains that the Company may distribute.

c)	Dividends distribution

Cash dividends

During the year ended December 31, 2019, the Company paid dividends as follows:

- The General Shareholders’ Meeting of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 18,876,266 (Ps. 24.18 per share).

- The Board of Directors of the Company at its meeting held on April 11, 2019 approved the payment of Ps. 654,963 (Ps. 0.84 per share).

- On October 31, 2019, the Company’s Board of Directors approved, together with the distribution in kind mentioned below, to make available to the shareholders as of November 13, 2019 a cash dividend amounting to Ps. 526,765 (Ps. 0.69 per share). Such dividend was offset - where applicable - with income tax withholding on the distribution of treasury shares (article 46 of the Income Tax Law and article 66.2 of the Regulatory Decree), if applicable.

During the year ended December 31, 2021 and 2020, the Company did not pay any dividends.

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

The market value of these shares amounted to Ps. 6,633,241 being their acquisition cost of Ps. 8,313,704. This transaction was accounted for as an equity transaction generating a “Additional paid-up capital” of Ps. 1,626,911 which was charged to the Company’s equity.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

In addition, according with the 2022 Transitional Agreement, tgs may not distribute dividends meanwhile it will be in force.

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

As of December 31, 2021 and 2020, the Company has recorded a provision for these concepts of Ps. 1,134.9 million and Ps. 1,153.6 million, respectively, recorded in the caption “Provisions”, determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for tgs.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

On May 14, 2021, tgs was notified of the ruling issued by Chamber I of the Chamber in Contentious-Administrative Matters that (i) has revoked the decision by the Judge of First Instance and (ii) has imposed the costs in both instances in the order caused. tgs considers that it has reasonable arguments to defend its position on the substantive issue raised and, for that reason, it appealed the judgment of the Chamber.

On June 4, 2021, tgs filed an extraordinary federal appeal against the judgment of the Chamber, which was contested by ENARGAS and the National State, and was granted by the Court of Appeals itself on July 14, 2021, on the understanding that “At stake is the interpretation and scope of regulations of an unquestionable federal nature, such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as articles 53 and 54 of Law 26,784”.

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable judgment obtained in the first instance, the existence of favorable precedents issued by the Supreme Court of Justice of the Nation (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will give rise to the Supreme Court ruling on the case, the management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable that a favorable resolution will be obtained for their interests on the substantive issue raised. Therefore, no provision has been made for the eventual liability due to the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the measure precautionary and on April 1, 2016, date of entry into force of Resolution No. 28/2016.

This resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as of April 1, 2016, ENARGAS and the agency in charge of its collection have stopped charging the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not requested a new extension, due to the premature procedural stage in which the appeal filed against the judgment of the Chamber is found.

Given the complex procedural instance, the nature of charge 2067, the background information presented in this and other legal cases initiated against charge 2067, at the date of the issuance of these Consolidated Financial Statements it is not possible to make a definitive quantification of the amount that should be pay tgs in the event of not obtaining a favorable ruling from the Supreme Court, while an eventual request for payment in the current circumstances may be challenged and questioned by tgs within the framework of the corresponding administrative and judicial instances, where the amount may be debated of the charge that is eventually required to tgs.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

On August 5, 2021, the Supreme Court confirmed the ruling of Chamber I of the Federal Contentious-Administrative Chamber in favor of tgs, which is final.

After having made the corresponding presentations before the AFIP, the Company proceeded to offset the credit (capital plus interest) generated with the payment of taxes as established by the tax agency.

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

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of tgs to act as withholding and collection agent during 2009 and 2010. The Company’s Management considers that it has sufficient arguments to assert its defense so at December 31, 2021 and 2020 and no provisions have been recorded for this concept.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

e)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2021 and 2020, the total amount of these provisions amounted Ps. 47.4 million and 33.2 million respectively.

f)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2021 and 2020, the total amount of these provisions amounted Ps. 113.7 million and Ps. 112.13 million, respectively.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2021, 2020 and 2019 were Ps. 205,773, Ps. 208,885 and Ps. 292,039, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2021 and 2020 is as follows:

	2021		2020
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Company which exercises joint control on the controlling shareholder:
Pampa Energía (1)	338,331	3,506,383	606,905	4,411,938
tgs’s Associates with significant influence:
Link	2,612	-	6,220	-
TGU	-	16,350	-	20,217
Other related companies:
Pampa Comercializadora S.A.	12,406	18,446	10,492	-
CT Barragán S.A.	3,791	-	2,706	-
Transener S.A.	-	32	45	50
Total	357,140	3,541,211	626,368	4,432,205

(1)
Accounts receivables includes Ps. 127,147 recorded as “Other receivables” as of December 31, 2020. Accounts payable includes Ps. 3,022,513 and Ps. 4,366,261 corresponding to the financial leasing recorded as “Loans” as of December 31, 2021 and 2020, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2021, tgs has a balance of Ps. 712,837 corresponding to dollar linked notes issued by CT Barragán S.A. that accrue an annual rate of 4% over the exchange rate established in BCRA Communication “A” 3500 and that amortize the total principal on June 4, 2023. These corporate bonds are disclosed under the line “Other financial assets at fair value”.

The detail of significant transactions with related parties for the years ended December 31, 2021, 2020 and 2019 is as follows:

Year ended December 31, 2021:

		Revenues		Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	142	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	855,551	2,564,882	1,214,347	2,889,311	2,181,985	-	291,753	-	-
tgs’s Associates with significant influence:
Link	-	-	27,744	-	-	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	26,460	-	-	-	-	-	-	-	-
Transener S.A.	-	-	360	-	-	-	-	-	-
CT Barragán S.A.	-	-	13,686	-	-	-	-	248,511	-
Comercializadora S.A.	148,753	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	1,169
Total	1,030,764	2,564,882	1,256,137	2,889,311	2,181,985	142	291,753	248,511	1,169
(1) Corresponds to donations expenses.

Year ended December 31, 2020:

		Revenues		Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	211	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	1,269,833	1,584,836	927,754	241,608	2,159,162	-	365,787
tgs’s Associates with significant influence:
Link	-	-	29,527	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	38,895	-	-	-	-	-	-
Transener S.A.	-	-	531	-	-	-	-
Petrolera Entre Lomas S.A.	3,736	-	13,485	-	-	-	-
Pampa Comercializadora S.A.	170,223	-	-	-	-	-	-
Central Térmica Piedrabuena S.A.	2,634	-	-	-	-	-	-
Total	1,485,321	1,584,836	971,297	241,608	2,159,162	211	365,787

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2019:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	300	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	1,651,360	553,826	552,757	1,183,345	2,352,434	-	400,596
tgs’s Associates with significant influence:
Link	-	-	28,919	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	11,239	-	-	-	-	-	-
Pampa Comercializadora S.A.	106,962	-	-	-	-	-	-
Central Térmica Piedrabuena S.A.	249,401	-	-	-	-	-	-
Experta ART	-	-	-	41,263	-	-	-
Total	2,018,962	553,826	581,676	1,224,607	2,352,434	300	400,596

22.	CONTRACTUAL OBLIGATIONS

a)	Contractual Commitments

As of December 31, 2021, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	As of 12/31/2022	From 01/01/2023 to 12/31/2023	From 01/01/2024 to 12/31/2024	From 01/01/2025 to 12/31/2025	From 12/31/2026 onwards
Financial indebtedness (1)	63,493,800	-	3,466,800	3,466,800	3,466,800	53,093,400	-
Purchase obligations (2)	7,932,262	-	4,966,989	183,361	2,781,912	-	-
Financial Leases	3,151,121	77,433	768,344	768,448	768,448	768,448	459,056
Total	74,577,183	77,433	9,202,133	4,418,609	7,017,160	53,861,848	459,056

(1)	Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2)	Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of tgs and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2021 (US$ 1.00 = Ps. 102.72). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
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

EGS owned a natural gas pipeline, which connects tgs’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.
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

Joint Agreement

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

On July 9, 2021, the UT and IEASA signed an order to restart the work related to the Project, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the Works contract, which would give rise to new requests -by the UT- to recompose the economic-financial equation of the contract and the schedule of execution of the Work.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2021 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

24.	SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board of Directors on April 26, 2022. There are no subsequent events between the closing date of year ended December 31, 2021 and the approval (issuance) of these consolidated financial statements, other than the ones already disclosed herein.

Annual Ordinary Shareholders’ Meeting

On April 5, 2022, the Annual Ordinary Shareholders’ Meeting (the “2022 Shareholders´ Meeting”) approved the increase in the legal reserve of Ps. 1,138 million and the allocation of Ps. 67,707 million to the reserve for capital expenditures, acquisition of treasury shares and/or dividends (the “Reserve”). The Board of Directors can release the Reserve to tgs’ shareholders for such purposes.

It is noteworthy that the above mentioned decisions made by the 2022 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states retained earnings have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2022 Shareholders’ Meeting, tgs used the inflation rate as of February 28, 2022.