Form 20-F
period 2022-12-31
GAS TRANSPORTER OF THE SOUTH INC
filed 2023-04-25
CIK 931427

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2022

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
☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)
☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

Financial Statements and Basis of Preparation

We maintain our financial books and records and publish our consolidated Financial Statements (as defined below) in pesos, which is our functional currency. This Annual Report includes our audited consolidated statements of financial position as of December 31, 2022 and 2021, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2022, 2021 and 2020 (our “Financial Statements”). Our Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as in effect on the date of preparation of the Financial Statements. IFRS have been adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and are required to be adopted by certain public companies in Argentina (entidades incluidas en el régimen de oferta pública de la Ley de Mercado de Capitales) pursuant to the rules of the Comisión Nacional de Valores (“CNV”), compiled under General Resolution No. 622/2013 (as amended by General Resolution No. 668/2016 and as further amended, the “CNV Rules”).

At our shareholders’ meeting held on April 26, 2017, as a result of a proposal by our controlling shareholder, Compañía de Inversiones de Energía S.A. (“CIESA”), our shareholders voted in favor of having a joint audit on our consolidated financial statements commencing with fiscal year ended December 31, 2017, even though there is currently no legal requirement in Argentina for a joint audit. As a result, our Financial Statements were jointly audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (“PwC”), member firm of PricewaterhouseCoopers International Limited, and Pistrelli, Henry Martin y Asociados S.R.L. (“EY”), member firm of Ernst & Young Global Limited. The joint report of PwC and EY, dated April 25, 2023, is included elsewhere in this Annual Report. Each of PwC and EY is an independent registered public accounting firm, as stated in the joint report appearing herein.

International Accounting Standard 29 (“IAS 29”) “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether such financial statements are based on the historical cost method or the current cost method. This requirement also comprises the restatement of comparative information of the financial statements to be presented in the current currency as of December 31, 2022, without modifying the statutory decisions made based on the financial information corresponding to those fiscal years.

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

The IASB does not identify specific economies that satisfy the requirements to be deemed hyperinflationary. The International Practices Task Force (“IPTF”) of the Center for Audit Quality monitors the status of “highly inflationary” countries. The criteria of IPTF for identifying such countries are similar to those for identifying “hyperinflationary economies” under IAS 29. From time to time, the IPTF issues reports of its discussions with the staff of the Securities and Exchange Commission (“SEC”) on the IPTF’s recommendations of which countries should be considered highly inflationary, and which countries are on the IPTF’s inflation “watch list.” The IPTF’s discussion document for its November 9, 2022 meeting states that in the view of the IPTF, Argentina had a three-year cumulative inflation rate exceeding 100%.

Inflation in Argentina significantly increased during 2022, 2021 and 2020, which resulted in an accumulated inflation rate for each of the three-year periods ended December 31, 2022, 2021 and 2020, in excess of 100%. In addition, the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as from July 1, 2018.

The Financial Statements and the other financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2022 (“Current Currency”). Thus, our audited consolidated statements of financial position as of December 31, 2021, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for each of the years ended December 31, 2021 and 2020, included elsewhere in this Annual Report have been restated in accordance with IAS 29 for comparative purposes from the original figures reported and supersede any previously disclosed consolidated financial statements relating to such periods.

In analyzing the provisions of IAS 29, our management used the inflation rates stated in the official statistics published by the Instituto Nacional de Estadística y Censos (“INDEC”), similar to the criteria adopted by the accounting profession and corporate regulatory bodies in Argentina. In order to restate the financial statements referred in the immediately preceding paragraph, the CNV has established that the series of indexes to be used for the application of IAS 29 is determined by the FACPCE. This series of indexes combines the National Consumer Price Index (“CPI”) as of January 2020 (base month December 2019) with the Domestic Wholesale Price Index (“WPI”), both published by INDEC until that date. According to information from FACPCE, inflation was 94.5%, 50.9%, and 36.1% in the years ended December 31, 2022, 2021 and 2020, respectively.

For more information, see note 4(d) to the Financial Statements and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Consolidated Results of Operations.” Also, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.”

Currency

Solely for the convenience of the reader, certain amounts presented in pesos in this Annual Report as of and for the year ended December 31, 2022, have been converted into U.S. dollars at specified exchange rates. Unless otherwise specified, all exchange rate information contained in this Annual Report has been derived from information published by Banco de la Nación Argentina (“Banco Nación”) on December 31, 2022, without any independent verification by us. As a result of fluctuations in the peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Such fluctuations may affect the U.S. dollar equivalent of peso amounts included in this Annual Report. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been, or could be converted, into, U.S. dollars at that or any other rate.

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

	Pesos per U.S. dollar
	High	Low	Average	Period end
Most recent six months:
November 2022	167.28	157.28	162.12	167.28
December 2022	177.16	167.72	172.90	177.16
January 2023	187.00	178.15	182.24	187.00
February 2023	197.15	187.29	191.89	197.15
March 2023	209.10	197.57	203.11	209.01

Year ended December 31,
2018	41.25	18.41	28.13	37.70
2019	60.40	36.90	48.23	59.89
2020	84.15	59.81	70.78	84.15
2021	102.72	84.70	95.16	102.72
2022	177.16	103.00	130.81	177.16

Our results of operations and financial condition are highly sensitive to changes in the peso-U.S. dollar exchange rate because a significant portion of our revenues (65% of our total consolidated revenues from sales for the year ended December 31, 2022), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

Forward-looking statements include, but are not limited to, the following:

•
statements regarding changes in general economic, business, political or other conditions in Argentina and globally, including changes from actions taken by the Argentine government (the “Government”) and changes due to natural and human-induced disasters (including the COVID-19 virus (“COVID”) pandemic and the invasion of Ukraine by Russia), and the impact of the foregoing;

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

v

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

‒
Under the Decree 1020 tariffs were frozen until the new RTI concludes. Since that moment we have received only one tariff increase since March 1, 2022 amounting to 60%. "Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework —Tarrif situation."

‒	Our operations are subject to extensive regulation.

‒	Failure to maintain our relationships with labor unions may have an adverse effect on our business, financial condition, results of operations and prospects.

‒	Our regulated business is dependent on our ability to maintain our License, which is subject to revocation under some circumstances.

‒	Our creditors may not be able to enforce their claims against us in Argentina.

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

‒
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

‒
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

‒
Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the ongoing COVID pandemic and the emergence of a pandemic-level disease or threat to public health.

‒	Our ethane sales depend on the capacity of PBB, as the sole purchaser of our ethane production.

‒	The affirmative and restrictive covenants in our currently outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

‒	Our insurance policies may not fully cover damage or we may not be able to obtain insurance against certain risks.

‒
Changes in the interpretation by the courts of labor laws that tend to favor employees could adversely affect our business, results operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

‒
We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations in the event of an unfavorable ruling.

‒	Our operations are subject to environmental, occupational health and safety regulations.

‒	Our operations could cause environmental risks and any change in environmental laws could increase our operating costs.

‒	We may face competition.

‒	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

‒	Our business has become dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.

‒
Our natural gas transportation systems and processing facilities are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfill our contractual and other commitments and thus adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

‒	Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks.

‒
We are subject to anti-trust, anti-corruption, anti-bribery and anti-money laundering laws. Failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business.

‒	Our ability to operate our business may suffer if we are unable to retain our employees or attract other skilled employees or contractors.

‒	Climate change could impact our operating results, access to capital and strategy.

‒	Our activities are subject to social and reputational risks, including the potential for protests by members of the local communities.

‒	The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

•	Risks Relating to Argentina

‒	Argentina’s public debt may not be sustainable in the near future.

‒	Argentina’s fiscal situation could limit the country’s access to the capital market and adversely affect the Argentine economy.

‒	Certain risks inherent to any investment in a company operating in an emerging market such as Argentina.

‒
Economic volatility in Argentina has adversely affected and may continue to adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

‒	The ongoing political instability in Argentina may adversely affect the Argentine economy.

‒	The Solidarity Law and the measures that the new administration has implemented could adversely affect our results of operations and financial condition.

‒	Public health threats could have an adverse effect on the Argentine economy and on our business, financial condition or results of operations.

‒	High levels of inflation could negatively affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

‒
Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends or imports and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

‒	Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations.

‒
The impossibility of addressing the actual and potential risks of institutional deterioration and corruption, the economy and the financial situation of Argentina has been affected negatively and could continue to be.

‒
Government intervention in the Argentine economy could adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

‒	The Argentine economy may be adversely affected by economic developments in other markets and by more general effects, which could have a material adverse effect on Argentina’s economic growth.

‒	Argentina’s past default and litigation with holdout bondholders may limit our ability to access international markets.

‒
A sustained deterioration in the terms of trade given a decline in the global prices for Argentina’s main commodity exports or an increase in the global prices for Argentina’s main commodity imports, as well as adverse weather conditions affecting the production of Argentina’s main commodity exports, could have an adverse effect on Argentina’s economic growth.

‒	Further downgrades in the credit rating or rating outlook of Argentina could impact the rating of our securities or adversely affect the market price of our securities.

‒	The Argentine government may mandate salary increases for private sector employees, which would increase our operating costs.

‒	Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products.

‒
Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.

‒	The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition.

‒
We continue operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability since the ongoing military conflict between Russia and Ukraine, poor global economic performance, a potential recession looming in the U.S. and Europe and China showing weak growth.

•	Risks Relating to Our Shares and ADSs

‒
shareholders outside Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our shares or ADSs represented by ADRs. Exchange controls imposed by the Government may limit our ability to make payments to the Depositary in U.S. dollars, and thereby limit ADR holders´ability to receive cash dividends in U.S. dollars.

‒	Our principal shareholders exercise significant control over matters affecting us, and may have interests that differ from those of our other shareholders.

‒	Sales of a substantial number of shares could decrease the market prices of our shares and the ADRs.

‒	Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

‒	As a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers.

‒	Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares or ADSs.

‒	Holders of ADRs may be unable to exercise voting rights with respect to our Class B Shares underlying the ADRs at our shareholders’ meetings.

‒	Holders of ADRs may be unable to exercise preemptive, accretion or other rights with respect to the Class B shares underlying the ADSs.

‒	The NYSE and/or BYMA may suspend trading and/or delist our ADSs and common shares, respectively, upon occurrence of certain events relating to our financial situation.

‒	The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value; and

‒
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

All of our net revenues from the Natural Gas Transportation public service (which represented 25% of total revenues during 2022) are attributable to contracts, which are subject to Government regulation. Prior to the enactment of the Public Emergency Law and Foreign Exchange System Reform Law No. 25,561 (the “Public Emergency Law”), our tariffs were stated in U.S. dollars, adjusted on a semiannual basis by reference to the U.S. Producer Price Index (“PPI”), and further adjusted every five years, based on the efficiency of, and investments in, our gas transportation business. The Public Emergency Law, however, eliminated tariff indexation, and public service tariffs were converted into pesos and fixed at an exchange rate of Ps.1.00 per US$1.00, even though the peso was devaluating significantly against the U.S. dollar.

Sustained inflation in Argentina since 2002, without any corresponding increase in our natural gas transportation tariffs until recently, has adversely affected, and continued inflation would continue to adversely affect, our Natural Gas Transportation revenues and financial condition. During the last few years, we have monitored our operating costs in order to minimize the impact of the insufficient adjustment of our tariffs on our activities. These measures have had no negative impact on the reliability and efficiency tasks carried out on the pipeline system.

On March 30, 2017, ENARGAS issued Resolution No. 4362/2017 (“Resolution 4362”), which approved a staged tariff increase which contemplates an aggregate transportation tariff increase of 214.2% and an aggregate access and use charge (“CAU”) increase of 37%. This staged increase is structured to provide the same economic benefits to us as if the increases had been fully effective on April 1, 2017. Pursuant to this resolution, we must also execute a capital expenditures program for a five-year period (from April 1, 2017, to March 31, 2022), which contemplates investments of Ps.6,786 million (in nominal value on December 31, 2016) to improve the operation and maintenance of the pipeline system (the “Five-Year Plan”). In addition, Resolution 4362 contemplates a non-automatic semiannual adjustment mechanism for the natural gas transportation tariff to reflect changes in WPI, which must be approved by ENARGAS evaluating the evolution of the economic circumstances.

On March 27, 2018, through Decree No. 250/2018 (“Decree 250”), the Executive Branch ratified the tariff structure under Resolution 4362, following the approval of several governmental authorities, including the Argentine Congress. Decree 250 concluded the renegotiation process of our License with the Government, which lasted more than 17 years. After the conclusion of the RTI mentioned above, we received the semiannual tariff increase corresponding for the period August 2018–February 2019 beginning on April 2019.

As a consequence of Argentina’s economic condition, and together with other measures taken by the Government, on September 3, 2019, the Secretary of Hydrocarbon Resources (“SHR”) (formerly the Federal Energy Bureau) issued Resolution No. 521/2019 (“Resolution 521”), which defers the subsequent semiannual adjustment.

Under the Decree 1020 tariffs were frozen until the new RTI concludes. Since that moment we have received only one tariff increase since March 1, 2022 amounting to 60%. “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”

On December 6, 2022, by means of Decree No. 815/2022 (“Decree 815”), the term for the completion of the RTI established in Decree 1020 was extended until December 18, 2023. Within this framework, on January 4, 2023, a public hearing was held to consider a new transitory tariff adjustment for the public natural gas transportation service.

On March 15, 2023 ENARGAS submitted a proposal to us for an addendum to the RTI.

On March 16, 2023, our Board of Directors approved the proposed addendum to the renegotiation transitory agreement (the “2023 Transition Agreement”) sent by ENARGAS. As of the date of this Annual Report the Executive Branch has not ratified the 2023 transition agreement.

The 2023 Transition Agreement has similar conditions to the 2022 Transition Agreement. The 2023 Transition Agreement includes:

-	A transitional tariff increase of 95% on the natural gas transportation tariff and the Access and Use Charge.

-
With prior authorization from the Ministry of Economy, we are allowed to distribute dividends and to directly or indirectly prepay financial and commercial debts contracted with shareholders, which were previously prohibited by the 2022 Transition 9Agreement.

In the past, we have suffered from our inability to receive tariff increases, which meant the deterioration of our financial and economic condition. Also, we have received insufficient tariff increases to compensate for the increases in our operating costs due to inflation. For additional information about the prior RTI processes and failure by ENARGAS to increase tariffs, and the status of the ongoing RTI see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Tariff situation.”

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

A significant portion of our workforce is represented by labor unions, and most of our non-unionized employees have the same employment benefits as unionized employees. While we believe we have enjoyed satisfactory relationships with all the labor organizations that represent our associates, and we believe our relationships with labor organizations will continue to be satisfactory, labor-related disputes may still arise. Labor lawsuits are common in the energy sector in Argentina, and industry-wide organized actions by unionized employees in the industry, such as blockages in the access to facilities and route cuts have occurred in the past. We have suffered interruptions as a result of our employees joining such organized activities. We cannot assure you that future business interruptions resulting from strikes and other organized activities by our employees would not have a significant adverse effect on our business, financial condition, results of operations and prospects.

The collective bargaining agreements with our unions are valid for one year. Currently, we have a collective bargaining agreement in effect for the period from April 2023 to April 2024.

However, we cannot assure you that we will not suffer business interruptions or strikes in the future as a result of collective actions by our employees. We have insurance that covers terrorism and organized actions against our assets, among other items, for a total insured amount of US$50,000,000 with a deductible per event of US$500,000, but we cannot assure you that our insurance coverage will be sufficient to cover damages and losses caused by the organized actions of our employees.

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

In addition, under Argentine law, attachment prior to execution and attachment in aid of execution will not be ordered by an Argentine court with respect to property located in Argentina and determined by such courts to be utilized for the provision of essential public services. A significant portion of our assets may be considered by Argentine courts to be dedicated to the provision of an essential public service. If an Argentine court were to make such a determination with respect to any of our assets, unless the Government ordered the release of such assets, such assets would not be subject to attachment, execution or other legal process if such determination stands, and the ability of any of our creditors to realize a judgment against such assets may be adversely affected.

The Government’s strategies, measures and programs with respect to the natural gas transportation industry could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

Since 1992 and after the privatization of several state companies, until the economic crisis in 2002, the Government reduced its control over the natural gas transportation industry. After the economic crisis in 2002 the Government increased its role in the energy sector implementing strict regulations and increasing its intervention. Intervention primarily included the expansion of our pipeline through the creation of trust funds and the interruption and redirection of natural gas firm transportation services (including the diversification of natural gas supply from our liquids processing plant located at General Cerri Complex, in the Province of Buenos Aires (“Cerri Complex”).

In the past, natural gas distribution companies, including us, were prohibited from passing through price increases to consumers. Producers of natural gas, therefore, had difficulty implementing wellhead natural gas price adjustments that would increase the costs of distribution companies, which caused such producers to suffer a sharp decline in their rate of return-on-investment activities. As a result, natural gas production was not sufficient to meet the increasing demand. Likewise, the lack or insufficient tariff adjustments for natural gas transportation companies caused a decrease in the profitability of such companies.

Considering these events, the Government implemented a number of strategies, measures and programs aimed at mitigating the energy crisis and supporting the recovery of the Argentine economy generally. These strategies, measures and programs included, among others, the expansion of our pipeline through the creation of financial trust funds used as vehicles to facilitate financing of those investments (“Gas Trusts”). Although the expansion projects described above have not adversely affected our results of operations or financial condition, we cannot assure you that future, or even present, expansion projects will not have such adverse effects.

On December 20, 2019, the Argentine congress enacted Law No. 27541 (the “Solidarity Law”). The Solidarity Law establishes the restructuring of the energy tariff scheme and froze the natural gas and electricity tariffs. In addition, the Solidarity Law entitles the Argentine Executive Branch to intervene the ENARGAS. On March 17, 2020, Decree No. 278/2020 was published in the Official Gazette, which provides for the State intervention in ENARGAS until December 31, 2020. Afterwards, the intervention was extended until December 31, 2023, by means of Decree No. 815/2022.

Within the framework of the measures adopted as a result of the restrictions imposed to face the sanitary emergency arising from the COVID pandemic, the Government took a series of measures to mitigate its impact on certain socioeconomic sectors. Within this framework, during 2020, service cuts to non-paying residential users were suspended, the “Gas.Ar Plan” was created with the purpose of promoting natural gas production and certain limitations to tariff increases were imposed to keep pace with the evolution of inflation and cost increases.

We cannot predict what other measures or strategies will be adopted by the Government to mitigate in the natural gas industry, nor the effect that such measures may have on our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

A significant portion of our revenues is generated under natural gas transportation contracts that must be renegotiated and/or extended periodically.

In 2022, 83% of our average daily natural gas deliveries were made under long-term firm transportation contracts. As of December 31, 2022, our long-term firm natural gas transportation contracts had a remaining weighted average life of approximately 11 years; our long-term firm natural gas transportation contracts with our top five costumers had a remaining weighted average life of approximately eight years. We cannot assure you that we will be able to extend or replace these contracts when they expire or that the terms of any renegotiated contracts will be as favorable as the existing contracts. In particular, our ability to extend and/or replace contracts could be adversely affected by factors we cannot control, including:

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

Resolution 4362 stated that we should have executed he Five-Year Plan. Because of the beginning of the new RTI process the Five-Year Plan was suspended. Additionally, as part of the measures adopted to reduce the impact of COVID and in order to adapt our business plan to the economic expectations of Argentina, we have implemented a reduction in the current investment plans, without compromising safety, which allows us to guarantee continuity in the development of our activities.

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

More than 50% of the energy matrix in Argentina relies on natural gas. However, its natural gas reserves are declining. Despite the decline in 2015 and 2016, the volume of natural gas that has been produced from the Neuquina basin has increased. More recently, natural gas production in Argentina has increased thanks to the development of Vaca Muerta, despite the decline of the basins where conventional gas predominates. Although production volume increased in recent years, it had previously decreased between 2009 and 2013 and it is possible that natural gas production will again decrease in the future, which would adversely affect our Liquids business segment by reducing the amount of natural gas flowing to the Cerri Complex and, therefore, the amount of Liquids we produce. In addition, the reduction in the production of natural gas could affect the flow of natural gas provided for our midstream services.

Since 2009, the quality and volume of natural gas injected from the Neuquina basin has been lower (because of the reduction of natural gas production in this basin) and not appropriate for processing in the Cerri Complex, negatively impacting our level of output from this facility. Because of this lower output of natural gas from the Neuquina basin, we have had to buy natural gas at higher prices, causing an increase in the cost of Liquids production and commercialization activities for our own account reducing our profit from these activities. In addition, competition might affect the volume and quality (i.e., gas with lower liquids content) of natural gas arriving at the Cerri Complex.

In 2009, nonconventional natural gas was discovered in the Vaca Muerta field of the Neuquina basin by YPF. Exploration and exploitation of this natural gas reserve involved high extraction costs. Argentina’s national natural gas production has steadily increased in the past three years, largely due to the increased production of shale from the Vaca Muerta formation. Because of the measures taken by the Government production levels throughout the Neuquina basin has increased in recent years, except during 2020 which was affected by COVID pandemic and the effects of the preventive and mandatory lockdown measures, combined with a higher autumn temperature.

The Neuquén basin, with 68% of the national production, where most of the unconventional of non-conventional developments, explains the year-on-year increase. The rest of the basins decrease their production in the twelve-month accumulated measurements (except for the Cuyana basin, which has a low representation in the national the Cuyana basin of low representativeness).

However, after the freezing of fuel prices and the current economic situation that Argentina is experiencing, there is uncertainty regarding the investments that natural gas producers can make in that area. The Gas.Ar Plan establishes the need to guarantee the supply of natural gas demand while establishing incentives to make immediate investments for the maintenance and/or growth of production in the productive basins, where the natural gas producers must commit themselves to achieve a production curve that guarantees the maintenance and/or increase of the current levels.

We cannot assure you, however, that this new natural gas resource at the Neuquina basin, or the Gas.Ar Plan, or any other measures taken by the Government to increase natural gas production and supply (including pipeline expansion projects and the construction of new pipelines such as the Tratayén-Salliqueló-San Jerónimo pipeline), will be successful in increasing Argentine natural gas reserves or production and, if unsuccessful, our midstream or Liquids Production and Commercialization businesses could be adversely affected.

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

We participate in two programs created by the Government under this framework, which provide for the payment of compensation based on the difference between the price set by the Government and the export parity price. Over recent years, this compensation has been paid to us with significant delays. For further information, see “Item 4—Our Information—B. Business Overview—Liquids Production and Commercialization.”

On March 25, 2020, after COVID pandemic, the Executive Branch issued Decree No. 311/2020, which determines that the maximum reference price for LPG sold in the domestic market will remain at their values in force at such date for a 180-day period.

Beginning 2021, prices of the products sold under these programs slightly increased. In August 2021, within the framework of Plan Hogar, the Secretary of Energy through Res. No. 809/2021 provided financial assistance to butane producers. The assistance was effective from August 2021 to December 2022 inclusive.

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

However, Secretary of Energy Resolution No. 12/2019 abrogated SGE Resolution No. 70/2018 and returned to CAMMESA centralized fuel supply scheme as established in Secretary of Energy Resolution No. 95/2013, as amended.

The prices at which power plants or CAMMESA acquire natural gas can be considered a reference to determine the price of natural gas acquired by us as shrinkage gas (“RTP”), which is why any additional increase in the costs of our Liquids Production and Commercialization segment may adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

As described above, actions taken by the Government during winter periods of recent years resulted in natural gas being redirected away from certain users, including the Cerri Complex, toward priority users, including residential customers. See above “—The Government’s strategies, measures and programs with respect to the natural gas transportation industry could materially adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.” To a lesser extent, during the winter of 2016 and 2017, processing at the Cerri Complex was interrupted because of continued governmental actions to ensure natural gas supply to the domestic market, but thanks to the development of the Vaca Muerta formation, during the five-year period ended December 31, 2022, we did not register any interruption in the supply of natural gas in the Cerri Complex.

Additionally, in view of the scarcity of natural gas supply, the national government has resorted to importing liquefied natural gas (“LGN”) (which is regasified in the ports located in the cities of Escobar and Bahía Blanca, in the province of Buenos Aires) and natural gas from Bolivia. The recent war between Ukraine and Russia resulted in a significant increase in natural gas prices. In view of the country’s fiscal situation, it is not possible to guarantee that Argentina will be able to acquire all the natural gas and LGNs necessary to meet demand. Likewise, this situation caused difficulties in the negotiations between Argentina and Bolivia to extend the agreement to import natural gas from Bolivia. More recently, Argentina and Bolivia agreed the extension of the agreement but reducing the quantity of natural gas offered by Bolivia.

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

After the first award of volumes and prices carried out on December 3, 2020, under the framework of Gas.Ar Plan, an increase in the natural gas price at the Point of Entry to the Transportation System (the “PIST” after its acronym in Spanish) for thermal generation and for natural gas distributors was verified, which is highly likely to affect industrial users, which will ultimately impact the costs of natural gas consumed in the Cerri Complex, thus affecting our operating margins. However, such plan would allow the drop in production levels that has been recorded in recent periods to be reversed in order to sustain our gas processing business at the Cerri Complex.

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

We extract LPG and natural gasoline from natural gas delivered to the Cerri Complex and sell LPG and natural gasoline. As a result of the deterioration of our Natural Gas Transportation segment, operations relating to our Liquids production and commercialization have represented more than 50% of our total revenues between 2004 and 2017 and during fiscal years 2021 and 2022.

Over the last few years, the price of Liquids has experienced high levels of volatility. Factors affecting prices include weak demand levels from emerging markets, significant variations in production and storage levels, and climate and geopolitical issues such as the Russia-Ukraine and Middle East conflicts, the ability of the OPEC and other crude oil producing nations to set and maintain crude oil production levels and prices; macroeconomic conditions, including inflation and increase in interest rates. It is expected that volatility and fluctuations maintained in the future.

We cannot predict how these factors will influence LPG and natural gasoline prices and we have no control over them. Price volatility curtails the ability of industry participants to adopt long-term investment decisions given that returns on investments become unpredictable. A substantial or extended downturn in the international prices of Liquids could have a material adverse effect on our business, operating results, and financial condition, as well as the market value of our shares or ADSs.

In the past, the Argentine government has imposed duties on exports, including exports of natural gasoline and LPG products that we export. Currently, in accordance with the Solidarity Law and Decree 488/2020 export duties on the Liquids products that we exported are 8%. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

On March 28, 2016, the former Ministry of Energy issued Resolution No. 28 (“Resolution 28”), which instructs ENARGAS to take all the necessary measures to reduce to zero the Natural Gas Processing Charge starting April 1, 2016. Since that date, we have not been required to pay for the Natural Gas Processing Charge. However, Resolution 28 did not invalidate the Natural Gas Processing Charge or Gas Charge Resolutions for the period in which they were in force, for which reason the judicial action is still ongoing. On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, and Section 53 and 54 of Act No. 26,784 (General budget of the National Public Administration for the fiscal year 2013), as well as of any other act aimed at enforcing Executive Decree No. 2,067/08, and therefore declares invalid said regulations. On March 29, 2019, the Secretary of Energy appealed the judgment, which appeal was granted on April 3, 2019. On December 1, 2020, the judge resolved to extend the injunction (medida cautelar) for six months, or until the award becomes final. On May 14, 2021, we were notified that such judgment (i) was revoked, and (ii) costs were imposed for both instances in the order caused. For additional information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings—Tax Claims.”

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

Our business, financial condition and results of operations have been, and may continue to be, adversely affected by the ongoing COVID pandemic and the emergence of a pandemic-level disease or threat to public health.

Outbreaks of contagious diseases and other adverse public health developments affecting us and/or the third parties on which we rely, could have a material and adverse effect on our business, financial condition and results of operations.

The COVID pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. The COVID pandemic has impacted, and is continuing to impact, many aspects of society, including the operation of healthcare systems, global travel, supply and labor markets and other business and economic activity worldwide. Argentina and countries around the world have, at times during the pandemic, issued and implemented quarantines, vaccine and masking mandates, executive orders and other similar government orders, restrictions and recommendations for their residents to help control the spread of COVID. Such orders, mandates, restrictions and/or recommendations have, at times during the pandemic, resulted in widespread interruptions and closures of businesses, including healthcare systems that serve people living with addiction and serious mental illness, work stoppages, slowdowns and/or delays, remote work policies and travel restrictions, among other effects.

COVID has also impacted negatively, and may continue to impact negatively, global economic activity, demand for energy including NGL and funds flows and sentiment in the global financial markets.

The outbreak of the coronavirus has caused significant social and market disruption. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development such as the ongoing COVID outbreak, may have a material and adverse effect on our business operations, financial condition or operational results. Our activity has been declared essential during the COVID pandemic; therefore, we adopted all necessary measures to ensure the continuity of our operations such as reverting isolated cells for essential operation workers during the peaks of the COVID and carried out frequent antigen tests for rapid detection of positive cases, among other measures.

The long-term effects to the global economy and the Company of the COVID pandemic are difficult to assess or predict and may include a further decline in the market prices of our Shares and ADSs, risks to employee health and safety, risks for the deployment and logistic of our services and reduced sales mainly in the Liquids business segment. Our share price has recently declined significantly, due in part to the impact of the COVID.

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

The COVID pandemic has also impacted, and may continue to impact, the regulatory agencies with which we interact.  For example, travel restrictions, social distancing, quarantine protocols and other protective measures may impact the timelines and way the ENARGAS, the Secretary of Energy and other regulatory agencies conduct regulatory activities, which may, in turn, negatively impact expected timelines for regulatory measures and approvals, which could have an adverse effect on our business and the market price for our ordinary shares.

We cannot assure the duration and consequences of COVID or any other disruptions that may arise in government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions, results of operations and trading price of our common shares and ADSs.

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

In the past, PBB suffered several adverse operational conditions that affected its capacity to purchase our ethane production. We cannot assure you that these adverse conditions affecting PBB will not recur in the future or that PBB will be able to satisfy its obligations under the new purchase agreement. Likewise, if we are not able to renegotiate such agreement at maturity on terms similar to those in effect, our financial condition and results of operations could be adversely affected.

The affirmative and restrictive covenants in outstanding indebtedness could adversely restrict our financial and operating flexibility and subject us to other risks.

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

In addition to our employees, we rely on several third-party service providers to outsource certain services. We follow very strict policies to control the compliance by such third-party service providers with their labor and social security obligations. However, due to changes in the interpretation by the courts of labor laws that tend to favor employees in Argentina, companies’ labor and social security obligations toward their own employees and employees of third-party service providers have significantly increased. As a result of the foregoing, potential severance payment liabilities have significantly increased, and in the event any third-party service provider fails to duly comply with its labor and social security obligations towards its employees, we may be faced with litigation by employees of such third-party service provider to hold us liable for the payment of any labor and social security obligations defaulted on by any such third-party service provider. Therefore, our labor costs may increase as our indemnification responsibilities and costs expand, adversely affecting the results of our operations.

We may be exposed to risks related to litigation and administrative proceedings that could materially and adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations in the event of an unfavorable ruling.

We are part of administrative proceedings and judicial claims, some of which have been pending resolution for several years. Our business may expose us to litigation relating to labor, environmental, health and safety matters, regulatory, tax and administrative proceedings, governmental investigations, tort claims and contract disputes and criminal prosecution, among other matters. In the context of these proceedings, we may be required to pay fines or money damages and we also may be subject to complementary sanctions or injunctions affecting our ability to continue our operations. While we may contest these matters vigorously and make insurance claims when appropriate, litigation and other proceedings are inherently costly and unpredictable, making it difficult to estimate accurately the outcome of actual or potential litigation or proceedings. Although we may establish provisions, as we deem necessary, the amounts that we reserve could vary significantly from any amounts we pay due to the inherent uncertainties in the estimation process.

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

Our operations could cause environmental risks and any change in environmental laws could increase our operating costs.

Some of our operations are subject to environmental risks that could arise unexpectedly and cause material adverse effects on our operational results and financial condition. In addition, the occurrence of any of these risks could lead to personal injury, loss of life, environmental damage, repair and expenses, equipment damage and liability in civil, criminal and administrative proceedings. We cannot assure you that we will not incur additional costs related to environmental issues in the future, which could adversely affect our operational results and financial condition. In addition, we cannot ensure that our insurance coverage is sufficient to cover the losses that could potentially arise from these environmental risks.

Moreover, we are subject to a broad range of environmental legislation, both in Argentina and in other countries where companies we have interests in are located.

Local, provincial and national authorities in Argentina and other countries where companies we have interests in are located may implement new environmental laws and regulations and may require us to incur higher costs to comply with new standards. The imposition of more stringent regulatory and permit requirements in relation to our operations in Argentina could significantly increase the costs of our activity. We cannot predict the effects of the implementation of any new environmental laws and regulations on our financial condition and operational results.

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

Although the construction of gas processing plants upstream of the Cerri Complex requires significant investments, additional gas processing facilities may be constructed could result in lower volumes or inferior natural gas quality of the natural gas arriving at the Cerri Complex in the future. Therefore, there is a risk that additional gas processing at the MEGA plant could result in lower volumes or lesser quality gas arriving at the Cerri Complex in the future, or that other projects that may be developed upstream of the Cerri Complex could adversely affect our revenues from Liquids production and commercialization services. In order to guarantee access to natural gas to be processed in the Cerri Complex we have obtained the commitment of natural gas producers to not build natural gas processing plants upstream of the Cerri Complex during the term of such long-term agreements.

Regarding our Other Services business segment, we operate in a market with strong participants, many of which may have extensive and diversified know-how or operating experience and financial resources like or significantly greater than ours. While it is still unclear the future measures to be taken by the Government regarding its energetic policy, the development of the natural gas industry in Argentina is essential for the country’s economic growth. All future business that our competitors or we can develop will depend on the production of natural gas. The Government (or any other entity on its behalf) might not issue the necessary regulations to encourage natural gas producers to develop new projects involving natural gas output.

Our competitors may be able to invest more for productive natural gas properties than our financial or personnel resources permit. Our competitors may also be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer.

As a result of the above, an increased number of competitors could reduce the quality of the natural gas available for its processing, our ability to attract and retain quality personnel or raising additional capital. In addition, an increase in competition could affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations. This would adversely affect our business, results of operations and financial condition.

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

  Currently the development of Vaca Muerta depends on the availability of transport infrastructure. In particular, most of natural gas production from the Neuquina basin is transported through Neuba I and Central Oeste pipelines these pipelines are currently working close to full capacity. If Vaca Muerta production grows at a greater pace than its capacity expands, a potential lack of transportation capacity may limit our the development of new businesses and increase competition affecting our financial condition and results of operations.

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

In a first stage, the construction of the NK Pipeline will connect the town of Tratayén in the Province of Neuquén with the town of Salliqueló in the Province of Buenos Aires, where it will be connected to the natural gas pipeline system operated by us. The second stage will consist of the construction of the gas pipeline section to San Jerónimo in the south of the Province of Santa Fé. The first stage of this pipeline will length 356 miles, while the total length it is plan in 648 miles.

The construction of a new pipeline by a third party could affect our results of operations as the interruptible natural gas transport volumes and the availability of natural gas that arrives at the Cerri Complex for processing could be diminished.

Downgrades in our credit ratings could have negative effects on our funding costs and business operations.

  Credit ratings are assigned to the Company and its subsidiaries. The credit ratings are based on information furnished by us or obtained by the credit rating agencies from independent sources and are also influenced by the credit ratings of Argentine Government bonds and general views regarding the Argentine financial system as a whole. The credit ratings are subject to revision, suspension or withdrawal by the credit rating agencies at any time. A downgrade, suspension or withdrawal in our credit ratings could result in, among others, the following: (i) increased funding costs and other difficulties in raising funds; (ii) the need to provide additional collateral in connection with financial market transactions; and (iii) the termination or cancellation of existing agreements. As a result, our business, financial condition and operational results could be materially and adversely affected.

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

Information security risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. More recently we extended remote work environments which may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts.

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

Our facilities or the third-party infrastructure that we rely on may be damaged by flooding, fires and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand as a result of catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be a significant time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry nonrecoverable deductible amounts, and in any event are subject to caps per event. In addition, any of these events could adversely affect the demand of natural gas by some of our customers and of consumers generally in the affected market. Some of these considerations, among others, could materially and adversely affect our business, results of operations and financial condition, the value of our securities, and our ability to meet our financial obligations.

We are subject to anti-trust, sanctions, anti-bribery and anti-money laundering laws. Failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business.

We are subject to anti-trust, sanctions, anti-bribery and anti-money laundering laws. Although we maintain policies and processes intended to comply with these laws, including a review of our internal control over financial reporting, we cannot ensure that these compliance policies and processes will prevent intentional, reckless or negligent acts committed by our officers or employees. If our officers or employees fail to comply with any applicable anti-trust, anti-corruption, anti-bribery or anti-money laundering laws, they may be subject to criminal, administrative or civil penalties and other remedial measures, which could have material adverse effects on our business, financial condition, results of operations and prospects.

On March 1st, 2018, Law No. 27401 entered into force (the “Law 27401”). This Law modifies the Argentine Criminal Code (“ACC”) and imposes criminal liability to private legal persons, whose corporate capital is either national or foreign, with or without state ownership. The Law 27401 imposes criminal liability to legal persons for the following crimes: (i) Local or international bribery and influence peddling (section 258 and 258bis of the ACC); (ii) Negotiations incompatible with public office (section 265 of the ACC); (iii) Extortion by public officers (section 268 of the ACC); (iv) Unjust enrichment by public officers and employees (section 268 (1) and (2) of the ACC); (v) Falsification of balance sheets and reports (section 300 bis of the ACC). Legal persons are liable for the abovementioned crimes when, either direct or indirectly, the entity intervened in the commission of the crime or when someone acted in his name, interest or benefit for said purpose; even when this individual had no powers to do so, provided that the legal person ratified the act. The legal person will not be criminally liable when the entity reported a crime set forth by the Law 27401 as a consequence of the entity´s internal detection and investigation; the corporate implementation of a proper system of control and supervision in accordance with the Law 27401 and prior to the facts under investigation; and after returning the benefit obtained. In relation to this, the Law 27401 highlights the importance of “Integrity Programs” or “Internal Rules of Compliance” adopted by the legal person before the commission of the crime, and hence it is important to implement this type of rules into the legal person.

In the framework of Law 27401 on Criminal Responsibility of Legal Entities, we have implemented an Integrity Program. It should be noted that prior to the enactment of Law 27401, we already had a Code of Conduct and a Whistleblowing Hotline. It is also important to note that, as we are a publicly traded company, we are subject to the provisions issued by the CNV, as well as the provisions of the General Companies Law and other regulations issued by the competent authorities in the matter. (see “Item 16B. Code of Ethics”).

In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities. In the ordinary course of business, we deal with different suppliers, contractors, vendors and counterparties that may become subject to sanctions. It is possible that existing sanctions regimes may be widened or that new sanctions may be imposed on our counterparties, by the United States, the European Union, the United Kingdom or other jurisdictions. Although we take steps to comply with applicable laws and regulations, should these suppliers, contractors or vendors become sanctioned or the sanctions regime with respect to these entities be widened and we no longer can rely on such suppliers, contractors or vendors, or should we fail to successfully comply with applicable sanctions, we may face negative legal and business consequences.

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

Further, COVID poses a threat to the well-being and morale of our employees. In response to the COVID pandemic, we formally established a COVID team focused on developing and implementing several safety measures to help our employees manage their work and personal responsibilities, with a strong focus on employee well-being, health and safety. The COVID team established an information campaign to provide employees an understanding of the virus and safety measures, as well as timely updates from governmental regulations.

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

Climate change could impact our operating results, access to capital and strategy.

There is an increased attention on greenhouse gas (“GHG”) emissions and climate change from different sectors of society. Argentina agreed the consensus reached in 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement. The Paris agreement sets a goal to GHG emission reduction and defined targets to limit global temperature increases. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions. In addition, if we are unable to follow the pace in which society is moving toward energy transition would adversely impact demand for our services, affecting our results of operations and financial condition.

In addition, environmental laws that may be implemented in the future could increase litigation risks and have a material adverse effect on us. For example, in 2019, the Argentine Congress enacted Law No. 27,520 on Minimal Standards on Global Climate Change Adaptation and Mitigation, which focused on implementing policies, strategies, actions, programs and projects that can prevent, mitigate or minimize the damages or impacts associated with climate change.

Compliance with national and local legal and regulatory changes relating to climate change may in the future increase our costs to operate and maintain our facilities, capital expenditures to install new emission and manage any GHG emissions program may increase our operational expenses. In addition, the effects upon natural gas industry relating to climate change and the resulting regulations and regimes promoting alternative energy resources may also lead to declining demand for natural gas, or Liquids in the long-term.

The physical effects of climate change such as, but not limited to, increases in temperature and sea levels and fluctuations in water levels could also adversely affect our operations and supply chains.

Stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. According to press reports, some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to use financing for these types of future projects may be adversely affected. These factors could have a negative impact on the demand for our products and services and may jeopardize or even impair the implementation and operation of our business, adversely impacting our operating and financial results and limiting our growth opportunities.

Our activities are subject to social and reputational risks, including the potential for protests by members of the local communities.

Although we are committed to maintain good relationships with local communities and to operate our business in a socially responsible manner, we may face opposition from local communities. For example, several of our operations are carried out in the province of Neuquén, Argentina. Local communities, including indigenous communities, often demonstrate in various forms of protest. Such as blocking roads or blocking access, which could indirectly lead to negative impact on commercial activities. Although we consider our relationship with local communities, including indigenous communities to be good, we cannot assure you that any blockade or demands will not impact our operations. These actions could have an adverse effect on our reputation, financial condition and results of operations.  Additionally, if any operational incident occurs that affects those communities we will need to incur in additional costs and expenses in order to restore affected areas and compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of the projects we may decide to undertake.

The failure of any bank in which we deposit our funds could have an adverse effect on our financial condition.

We currently have cash and cash equivalents deposited and fixed term deposits in several financial institutions significantly in excess of insured levels, including, at times, a significant proportion of our cash balance. For example, with regards to our accounts in the United States, while the U.S. Federal Deposit Insurance Corporation provides deposit insurance of US$250,000 per depositor, per insured bank, the amounts that we have in deposits in U.S. banks far exceed that insurance amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. We also maintain cash deposits in banks in Argentina and in other countries, some of which are not insured or partially insured by other similar agencies. If any of the financial institutions in which we have deposited funds ultimately fails, we may lose our uninsured deposits at such financial institutions, and/or we may be required to move our accounts to another financial institution, which could cause operational difficulties, such as delays in making payments to our partners and employees, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to Argentina

We are a stock corporation with limited liability (sociedad anónima) incorporated and organized under the laws of Argentina. Our financial condition and results of operations depend to a significant extent on economic, regulatory and political conditions prevailing in Argentina, the exchange rate between the peso and the U.S. dollar and the reference international prices of Liquids because a significant portion of our revenues (65% of our total consolidated revenues from sales for the year ended December 31, 2022), most of our capital expenditures, almost all of our debt obligations and the cost of natural gas used in our Liquids business are denominated in U.S. dollars, but substantially all of our assets are located in Argentina, and our functional currency is the peso.

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

Fitch cut Argentina’s long-term issuer rating two notches to “restricted default” from CC, after the Government announced by decree that it would extend payments on US$9.1 billion in dollar-denominated Treasury bills until August 31, 2020. According to Fitch’s criteria, Argentina has defaulted on its sovereign obligations, and this development constitutes a “distressed debt exchange”. S&P also downgraded Argentina’s credit rating to “selective default” from CCC-, while Moody’s foreign issuer rating for Argentina is Caa2.

On June 20, 2018, the IMF’s Executive Board approved the largest stand-by arrangement in the Fund’s history, in support of Argentina’s 2018-21 economic program. After an augmentation in October 2018, access under the arrangement amounted to US$57 billion (1,227% of Argentina’s IMF quota). The program considered only four of the planned twelve reviews, and did not fulfill the objectives of restoring confidence in fiscal and external viability while fostering economic growth. The arrangement was canceled on July 24, 2020.

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

The government’s decision to extend payments on its short-term notes constitutes the second such delay of payments in five months. In February 2020, the IMF has also publicly stated its concerns about the sustainability of Argentina’s public debt and suggested that a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability. As of the date of this Annual Report, Argentina’s public debt load stands at US$323 billion, including loans from the IMF. Outstanding debt with private bondholders is approximately US$121 billion.

  On April 21, 2020, the Argentine government launched an exchange offer with the aim to refinance its external debt in a way that does not compromise development and Argentina’s growth potential in the coming years. On August 17, 2020, the Argentine government presented its amended bond restructuring offer to the SEC. In August 31, 2020, the Argentine government announced the results of its restructuring bond offer, announcing that the holders owned 93.5% of the principal of the outstanding bonds and that such participation percentage was subsequently increased to 99% by virtue of the application of the collective action clauses of the restructured bonds. After the consummation of its restructuring bond offer, in September 2020 , Moody’s and S&P raised Argentina’s credit rating to CCC, Ca and CCC +, respectively.

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

In addition, the Government has also carried out a debt restructuring which resulted in an exchange premium of 130% and a loss of international reserves of US$1.3 billion to smooth the depreciation of the official exchange rate. Initially, currency controls were partially relaxed and the market responded positively, the premium of the exchange rate was reduced to 85% and the loss of international reserves was drastically reduced.

In addition, on June 22, 2021, the Minister of Economy requested the members of the Paris Club to postpone for one year the payment of US$2,400 million maturing on May 30, 2021. Pursuant to the terms of such agreement, the Argentine Government will make a partial payment of US$430 million in order to avoid the declaration of default, instead of canceling the entirety of the debt. On March 22, 2022 Argentine and the Paris Club agree an extension of this agreement, afterwards, the Argentine Government shall negotiate a complete debt restructuring.

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

In March 2022, the IMF’s executive board approved a 30-month extended fund facility to extend maturities for approximately US$44.1 billion disbursed in 2018 and 2019. The loan aims to provide Argentina with balance of payments and budget support backed by measures designed to strengthen debt sustainability, tackle inflation, boost reserves, address the country’s social and infrastructure gaps and promote inclusive growth, the fund added. Risks to the program are exceptionally high and spillovers from the war in Ukraine may materialize in the short term. This transaction provides funds that will strengthen reserves and allow Argentina to push out payments owed from the 2018 IMF program that failed to stabilize the economy. As part of transaction, the Government has committed to reducing its primary fiscal deficit, weaning off money printing from the central bank and rebuilding reserves, among several objectives.

Finally, on October 12, 2022, the IMF concluded the second review of the agreement, allowing for an immediate disbursement of approximately US$ 3.8 billion.

As of the date of this Annual Report, it is not possible to predict the impact that the measures relating to Argentina’s debt restructuring nor any future economic plan that the Government may implement will have on the Argentine economy. Furthermore, the long-term impact of these measures and any measures future of the current administration in the Argentine economy remains uncertain.

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

In addition, because of the economic impact of COVID and the national quarantine, in order to stimulate the economy and meet the needs of the neediest sectors of the population, the Argentine government has considerably increased public spending. In this sense, the Argentine government adopted various measures to finance such public spending, including, among other things, others, the use of the resources of the BCRA and ANSES, and has used the issuance of money as fundraising tool. The primary fiscal deficit for 2021 turned out to be 3% in GDP terms.

Argentina’s primary fiscal deficit reached 2.4% of GDP in 2022. Thus, the government reached the target set forth in the agreement with the IMF and reduced the imbalance in the public accounts in 2021.

The increase in public spending occurs due, for example, to the benefits of the security social, financial aid to provinces with financial problems and increased spending on public works and subsidies, including subsidies to the energy and transport sectors.

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

Argentina is an emerging market economy and investing in emerging markets generally carries risks. According to a statement from MSCI Inc., Argentina was considered an emerging market until June 2021, when it was reclassified as stand-alone market. According to MSCI index countries classified as stand-alone markets are those that are currently partially or fully closed to foreign investors, where stock lending and short selling are activities that are either not developed or completely prohibited, with small capital markets and political tensions.

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

Our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations depend to a significant degree on macroeconomic, political, regulatory, and social conditions in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and interest rates and currency devaluation. As a consequence, our business and operations have been, and could in the future be, affected from time to time, to varying degrees, by the high volatility in Argentina, which primarily results from economic and political developments and other material events affecting the Argentine economy, such as: inflation, price controls, fluctuations in foreign currency exchange rates and interest rates; currency devaluation; governmental policies regarding tariffs, spending and investment, and other regulatory initiatives increasing government involvement with economic activity; and international conflicts, social unrest and insecurity concerns.

In 2020, 2019 and 2018, the peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. In 2019, immediately after the preliminary presidential elections (elecciones primarias, abiertas, simultáneas y obligatorias), the peso suffered a significant devaluation. According to the exchange rate information published by the Banco Nación, the peso depreciated by 22.1% against the U.S. dollar during the year ended December 31, 2021 (compared to 40.5%, 58.9% and 102.2% in the years ended December 31, 2020, 2019, and 2018). During 2022, the peso depreciated 72.5% against the U.S. dollar.

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

•
volatility in real GDP, which according to the restated information released by INDEC grew by 2.7% in 2015, decreased by 2.1% in 2016, grew by 2.7% in 2017, decreased by 2.5% in 2018, decreased by 2.2%, 9,9% in 2019 and 2020, respectively. In 2021 the GDP increase 10.3% and in 2022 5.2%.

•	Argentina’s public debt as a percentage of GDP, which remains high, and as of September 30, 2022, represented approximately 79.8% of the GDP;

•	the discretionary increase in public expenditures that has resulted (and continues to result) in a fiscal deficit;

•	high unemployment and informal employment rates;

•	high exchange rate volatility;

•	high fiscal and trade deficits;

•	an inability to pay public debt and the reperfilation of debt maturities;

•	limited access to funding in the local and international capital markets;

•	agricultural exports, which fueled the economic recovery, have been affected by drought and lower prices than in prior years;

•	fluctuations in international oil prices;

•	unavailability of long-term credit to the private sector;

•	the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

•	reduction in the BCRA’ s foreign currency reserves;

•	uncertainty with respect to the imposition of exchange and capital controls;

•	the abrupt fall in the value of sovereign bonds and a decline in consumer confidence or foreign direct investment;

•	the public health concerns derived from COVID, and its scale and duration discussed below, which remain uncertain, but could impact our earnings, cash flow, liquidity, and financial condition; and

•	other political, social and economic events outside of Argentina that adversely affect the current growth of the Argentine economy.

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

Argentina’s political and social environment has historically influenced, and continues to influence, the performance of the country’s economy. Political and social crises have affected and continue to affect the confidence of investors and the public, which has historically resulted in economic deceleration and heightened volatility in securities with underlying Argentine risk. The recent political instability in Argentina has contributed to a decline in market expectations and forecasts for the Argentine economy. The Market Expectations Survey (“REM”) issued by the BCRA still shows high levels of inflation and exchange rate evolution and activity indicators that have not yet managed to achieve economic recovery. This suggests that the weak macroeconomic conditions in Argentina may continue in the upcoming years.

The Argentine economy is also particularly sensitive to local political developments. Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress.

According to the corresponding authorities, the primary elections (elecciones primarias, abiertas, simultáneas y obligatorias) for president and legislative elections are scheduled for August 13, 2023 and the general elections is scheduled for October 22, 2023.

The result of presidential, as well as legislative, mid-term and full term elections may lead to changes in government policies that impact upon the Company.

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

The Government adopted multiple measures in response to the COVID pandemic, including nationwide mandatory lockdowns. The Government has also required from time to time the mandatory shutdown of businesses not considered essential (oil and gas activities are among those considered essential and exempt from lockdown measures). COVID cases have recently risen since the last quarter of 2021 in several regions of the world as a result of the new COVID variants, in particular the Omicron and Delta variants.

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

Although a rebound effect on economic activity was foreseeable, after the quasi-closed economy for several consecutive months as a result of the sanitary restrictions imposed due to the Covid pandemic, the improvement in the international prices of the products of Argentina’s exportable basket, the approval and massive use of vaccines - especially in the second half of the year - which allowed a greater reduction in health restrictions and the extraordinary inflow of funds as a stimulus measure from the IMF to help countries solve the effects of Covid, generated that the recovery has been greater than expected. anticipated at the beginning of the year. The GDP grew by 10.3% in 2021 and 5.2% in 2022.

Additionally, we face various risks arising from the economic impact of the pandemic and government measures which are difficult to predict accurately at this time, such as:

•
The situation generated by COVID could cause a decrease in our revenues (i.e. A reduction in the demand of our Liquids products) or an increase in our operating costs. As a result of financial turmoil in Argentina caused by disruptions in supply chains and public debt restructuring, we may experience difficulties in our ability to pay off our debts and other financial obligations as they become due. We could also face difficulties in accessing debt and capital markets and may be forced to refinance our indebtedness; and

•
An extended period of remote work by our employees could deplete our technological resources and result in or exacerbate certain operational risks, including an increased risk of cybersecurity. Remote work environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts to exploit the COVID pandemic.

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

We are continuously monitoring the impact of the ongoing COVID pandemic on our Company. The ultimate impact of the pandemic on our business, results of operations and financial condition remains highly uncertain and will depend on future developments outside of our control, including the intensity and duration of the pandemic and the government measures taken in order to contain the virus or mitigate the economic impact. To the extent the COVID pandemic adversely affects our business, it may also have the effect of heightening many of the other risks described in this “D.Risk Factors” section.  For additional information regarding the impact of COVID on our results and financial situation, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

In the past, due to the lack of accuracy of the INDEC statistics, the IMF executive board issued a declaration of censure against Argentina in connection with Argentina’s breach of its obligations to provide information to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay. The uncertainty relating to the inaccuracy of the economic indexes and rates may lead to a lack of confidence in the Argentine economy and may, in turn, limit our ability to access credit and capital markets, which could adversely affect our business, results of operations, financial condition, the value of our securities and our ability to meet our financial obligations.

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

The CPI variation for the year ended on December 31, 2022, was 94,8%.

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

Because Natural Gas Transportation business segment sales represented 25% of our total revenues during the year ended December 31, 2022, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations. Further, as a consequence of the application of IAS 29, maintaining monetary assets generates loss of purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent such loss. This loss is booked in the statement of comprehensive income.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends or imports and investors may face restrictions on their ability collect capital and interest payments in connection with corporate bonds issued by Argentine companies.

The Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market.  Those measures include, among others: (i) payment of imports and other purchases of goods abroad, (ii) purchase of foreign currency by residents with specific application, (iii) payment of profits and dividends, (iv) payment of capital and interest on financial indebtedness, among others, the entity shall have the prior consent of the BCRA unless it has an affidavit from the client stating that at the time of access to the exchange market: (i) all of its foreign currency holdings in the country are deposited in accounts in financial institutions and that it does not have liquid external assets available; and (ii) undertakes to liquidate on the exchange market, within five working days of its making available, those funds that it receives abroad arising from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, where those funds have been acquired after May 28 2020.

As a result of the tightening of exchange controls, the difference between the official exchange rate, which is currently used for commercial and financial transactions, and other secondary exchange rates that implicitly arose as a result of certain transactions commonly carried out in the capital market (“MEP” or “contado con liquidación” dollar) widened considerably, creating a gap of approximately 94% with the official exchange rate as of December 31, 2022. The Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially changing the exchange rate at which we purchase foreign currency to repay its foreign currency denominated indebtedness. In addition, the imposition by the government of additional exchange controls and restrictions and/or other measures in response to capital outflows or devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on our results of operations and financial condition.

For additional information see “Item 10. A. Exchange Controls.”

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

As a consequence of the imposition of exchange controls, the spread between the official exchange rate and other secondary exchange rates implicitly resulting from certain common capital market transactions has widened significantly, reaching a value of more than 100% in October 2020.

As of December 31, 2022, the total amount of principal and accrued but unpaid interest under our consolidated U.S. dollar-denominated indebtedness was US$534 million.

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

In the recent past the Government has also adopted numerous measures to directly or indirectly control the access by private companies and individuals to foreign trade and foreign exchange markets, such as restricting free access to these markets and imposing the obligation to repatriate and sell within the local foreign exchange market all foreign currency revenues obtained from exports. These regulations have been recently reinstated, preventing or limiting us from offsetting the risk derived from our exposure to the U.S. dollar and the access to foreign exchange market.

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

Recently, on March 22, 2023, the Ente Nacional Regulador de la Electricidad (“ENRE”) announced the 180-days intervention of EDESUR, the second largest power distributor of the country with approximately 2.5 million customers, due to the repeated blackouts in the Buenos Aires area.

In such regards, the current administration also took several other measures to reduce the impact of public service tariffs on the economy. These measures included the freezing of tariffs, the pesification of electricity generation rates, and deferral of the payment of natural gas bills for certain consumers, among others. For additional information see “Item 4. Our Information—B. Business Overview.—Natural Gas Transportation.”  In addition, the Executive Branch declared the intervention of the ENARGAS until December 31, 2023.

As of the date of this Annual Report, we cannot predict the results or impact of these measures on the hydrocarbons development in Argentina. We are also unable to predict whether the Government will take any additional measures that may negatively affect Argentina’s hydrocarbons market.

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

In 2022 the world faced a range of macro challenges including the war in Ukraine, post-COVID supply chain constraints, inflationary pressures and risk of global recession. During the year, U.S. Federal Reserve increased its target reference rate to relieve inflationary pressure which had a negative impact in the cost of credit for emerging markets.

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

After almost 15 years of litigation, and following the beginning of Mr. Macri’s administration, in February 2016, Argentina negotiated and reached settlement agreements with almost all of its holdout creditors. As required by the settlement, on March 31, 2016, the Argentine Congress voted to repeal Law No. 26,017 (known as Ley Cerrojo) and Law No. 26,984 (known as Ley de Pago Soberano), which prohibited Argentina from offering to the holdouts better conditions than those offered in the debt swaps of 2005 and 2010. On April 13, 2016, Argentina announced that it would proceed with a new bond offering of up to US$12.5 billion to repay the holdouts. After issuing US$16.5 billion of new bonds to international investors, on April 22, 2016, Argentina notified the competent U.S. court that it had made full payment under the settlement agreements with the holdout creditors. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

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

In addition, the foreign shareholders of several Argentine companies (including us), together with public utilities and certain bondholders that did not participate in the exchange offers described above, filed claims with the International Center for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government in 2002 did not meet the just and equal treatment requirements of several bilateral investment treaties to which Argentina is a party. Several of these claims have been resolved against Argentina. Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (UNCITRAL) and under the rules of the International Chamber of Commerce. Several awards have been issued against Argentina and several cases are still ongoing.

Moreover, difficulties in accessing Argentina’s international credit may have an impact on our company as the Argentine government postponed the maturity dates of its bonds and cut interest rates.

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

In addition, adverse weather conditions, such as floods or droughts, could affect the production of the main agricultural commodities produced by Argentina, which account for a significant portion of its export revenues. Moreover, higher oil prices could lead to an increase in government expenditures. The drought experienced during the summer months of 2018 dramatically reduced the yield from Argentina’s soybean crop. Most recently, after the outbreak of the COVID and the slowdown in the demand for supply of products around the globe, stock markets and the prices of the main commodities have declined dramatically.

Besides, in March 2020, after a failure to reach an agreement between the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia to stabilize the oil market, Saudi Arabia decided to increase its oil production. This decision, at a time when oil demand is falling due to the impact of COVID in the global trading and economy, has triggered the most important decline in the oil price since 1991, of around 30%. This fall in the international prices of oil and its derivatives added to the fragile macroeconomic situation in Argentina, generating uncertainty regarding the production and development of natural gas in the country, especially in the Vaca Muerta area. In December 2020, OPEC and its oil-producing allies agreed to increase production by 500,000 barrels per day beginning in January. The group exerts considerable influence over world energy markets.  In recent months, OPEC+ has sought to navigate its way through a historically tumultuous period, including an unparalleled collapse in oil prices, a massive fuel demand shock amid the COVID crisis, a Saudi-Russia price war and Qatar’s departure from OPEC. The downward trend in oil prices significantly reversed as a result of the invasion of Ukraine by Russia. Uncertainty about oil prices and other commodities remain and there can be no assurances about any measures that the Government may take in response to key macroeconomic variables, particularly on the energy sector.

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

In August 2018, Moody’s revised its outlook of Argentina’s long-term and short-term sovereign credit rating to Caa2, primarily as a result of the sharply weaker economic activity and uncertain prospects for multiyear fiscal consolidation and market financing availability as IMF funds are used up, posing risks to sovereign debt sustainability. In addition, on August 29, 2019, S&P downgraded Argentina’s long-term and short-term sovereign credit ratings from “B” to “SD,” primarily as a result of an erosion of the Argentine debt profile, the economic growth trajectory and the dynamics of inflation, against the backdrop of the implementation of a challenging economic adjustment program. Fitch, Moody’s and S&P increased Argentina’s credit rating in September 2020 following the successful refinancing of Argentina’s external bonds. While the debt restructuring in 2020 improved Argentina’s credit rating, there are still concerns about debt sustainability and the country’s ability to meet its payment obligations in the future. In September 2021, Argentina’s credit rating according to Fitch Ratings was “RD” (restricted default) for foreign currency debt and “CC” for local currency debt. In March 2023, Fitch downgraded the credit rating to C, the lowest level above default.

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

Through Decree No. 610/2019 a staggered increase of the minimum salary was approved as follows: (i) Ps.14,125 as of August 1, 2019; (ii) Ps.15,625 as of September 1, 2019; and (iii) Ps.16,875 as of October 1, 2019. In addition, the Argentine government has arranged various measures to mitigate the impact of inflation and exchange rate fluctuation in wages. In December 2019, Decree 34, doubled legally mandated severance pay for termination of employment. The Government went a step further amid the COVID pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No. 624/2020, finally it was extended until May 2021 by Decree N. 266/21. Also, in January 2020, the Argentine government issued Decree No. 14/2020 which established a general increase for all employees of Ps.3,000 in January 2020, and an additional amount of Ps.1,000 in February 2020 (total Ps.4,000 effective as of February 2020). The labor emergency was further extended by Decree No. 39/21 and Decree No. 886/21 through June 30, 2022. Decree 886/21 also provides that double severance payments will be progressively reduced until they were effectively finalized in June 2022.

It is possible that the Argentine government could adopt measures mandating further salary increases or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Argentine corporations may be restricted from making payments in foreign currencies or from importing certain products

There are certain restrictions in Argentina that affect corporations ‘ability to access the MLC to acquire foreign currency to transfer funds to other countries, service debt, make payments outside Argentina and other operations, requiring, in some cases, prior approval by the Central Bank. These restrictions may affect our operations and our expansions projects, as they require the import of services and goods for which payment may be restricted. The Argentine Government may impose or create further restrictions on the access to the MLC. In such case, the ability of Argentine corporations to make payments outside Argentina and to comply with their obligations and duties may be affected.

In addition, as a result of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital market, which increased during 2022, was a gap of approximately 94% as of December 31, 2022. The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding foreign currency denominated liabilities. We cannot predict how such current restrictions may evolve after this annual report, mainly regarding limitations to transfer funds outside the country.

The Argentine Government may impose further exchange controls or restrictions to capital transfers and modify and adopt other policies that may limit or restrict our ability to access international capital markets, to make payments of principal and interest and other additional amounts outside the country (including payments relating to our notes), to import certain products or goods that we use as inputs, or affect in other ways our business and our operational results, or cause the market value of our ADSs and our common shares to decline. Exchange controls in an economic environment in which the access to local capital markets is restricted may cause an adverse effect in our activities, mainly in our ability to make payments of principal and/or interest of our notes in foreign currency.

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.

Argentina’s history of defaults on its external debt and the protracted litigation with holdout creditors may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, operational results, financial condition, the value of our securities, and our ability to meet our financial obligations.

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt in exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges, but a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. The Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation. In addition, in August 2020, the Argentine Government successfully negotiated the debt restructuring of Argentine bonds representing approximately US$65 billion owed to several bondholders.

On January 28, 2022, Argentina signed an agreement with the IMF to refinance more than US$40 billion in debt, contracted in 2018 with this institution. The main measures agreed are related to the reduction of public spending and subsidy rates, focused on the energy sector. The agreement was approved by the Argentinean Congress and by the Board of the IMF. Among other points, an economic and monetary policy was established, where the IMF will be the co-director, carrying out quarterly audits on Argentina’s finances and economic development.

Our company cannot predict how this new agreement and the policies developed based on it will impact Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses.

The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition.

On February 24, 2022, the President of Russia, Vladimir Putin, announced a military operation in the eastern Donbas region of Ukraine and began a full-scale invasion of the country.

The invasion received widespread international condemnation, with worldwide protests against the Russian invasion of Ukraine. The United States, the United Kingdom and other countries of the European Union imposed economic sanctions on Russia-such as the exclusion of certain Russian banks from the SWIFT financial system, airspace restrictions, export restrictions of Russian oil and gas, among others-which could eventually affect the supply of oil and gas from this country and trigger higher inflation and market shocks.

Actual and threatened responses to Russia’s invasion, as well as a rapid peaceful resolution to the conflict, may also impact the markets for certain commodities, such as electricity, oil and natural gas, and may have collateral impacts, including increased volatility, and cause disruptions to the availability of certain commodities, commodity and futures prices and the supply chain globally. Rising wheat prices raised tensions in countries like Egypt, which rely heavily on wheat exports from Russia and Ukraine, and sparked fears of social unrest. On the other hand, Russia is the second largest oil exporter in the world and the largest producer of natural gas, causing the world oil prices jumped over US$110 per barrel, and the cost of natural gas reached a new record high in Europe. In this sense, in Argentina, the natural gas supply for this next winter may be affected, with negative effects on the energy generation, especially for industries. The shortage on natural gas may adversely affect our pipeline system and operations.

We continue operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability since the ongoing military conflict between Russia and Ukraine, poor global economic performance, a potential recession looming in the U.S. and Europe and China showing weak growth.

Russia has increased attacks on Ukraine’s energy infrastructure. A settlement looks unlikely for now. Instead, we see an extended conflict, alongside a long-term political, economic, and military standoff between the West and Russia. The conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions.

Additionally, various of Russia’s actions have led to sanctions and other penalties being levied by the U.S., the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas. See “—Risks Relating to Argentina — The conflict between Russia and Ukraine could adversely affect the global economy, the Argentine economy and our operational results and financial condition” for additional information.

The open conflict in Europe is a trigger for many the geopolitical risks over the short- and medium-term. As Western sanctions on Russia bite and Russia weaponizes energy, the siege-like standoff between the West and Russia may escalate, and ripple effects from Ukraine war will continue to amplify challenges as emerging markets face a slow rebound from COVID, including high food and energy costs, higher U.S. interest rates, a strong U.S. dollar and slow Chinese growth.

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

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Under U.S. securities laws, as a foreign private issuer we are exempt from certain rules that apply to domestic U.S. issuers with equity securities registered under the Exchange Act.

For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we have relied, and intend to keep relying, on exemptions from certain U.S. rules which permit us to follow Argentinian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Argentinian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company

We are also exempt from many of the corporate governance requirements of the New York Stock Exchange.

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

The foregoing exemption shall also be applicable to foreign beneficiaries to the extent that said beneficiaries do not reside in and the funds do not come from non-cooperative jurisdictions. Decree No. 279/2018 provides that until the decree of the Income Tax Law of Argentina regulates the definition of non-cooperative jurisdiction, the white-list established in Decree No. 589/2013 (dated 05/27/2013) will be applicable to determine if a jurisdiction is non-cooperative jurisdiction.

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

The NYSE and/or BYMA may suspend trading and/or delist our ADSs and common shares, respectively, upon occurrence of certain events relating to our financial situation.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

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

Our legal name is Transportadora de Gas del Sur S.A. We are a limited liability company (sociedad anónima), incorporated under the laws of Argentina on December 1, 1992. Our registered offices are located at Don Bosco 3672, 5th Floor, Buenos Aires (C1206ABF), Argentina, our telephone number is (54 11) 4865-9050 and our web address is www.tgs.com.ar. According with our public records, our length of life is set to expire on November 30, 2091 (which could be renewed, in accordance to the applicable law).

We are currently the largest transporter of natural gas in Argentina and operate the most extensive pipeline system in Latin America in terms of length, delivering approximately, as of December 31, 2022, 60% of the total natural gas transported in Argentina, through 5,736 miles of pipeline, of which we operate 4,775 miles on an exclusive basis pursuant to the License (the “Natural Gas Transportation”). Our transportation system connects the Neuquén, San Jorge and Austral basins, the major natural gas fields located in the south and west of Argentina, to the greater Buenos Aires area and the major consumption centers of southern Argentina. During the Fiscal Year 2022, approximately 83% of our revenues of this business segment corresponds to firm natural gas transportation services under firm long-term natural gas transportation contracts. Natural gas transportation customers with firm contracts pay for the contracted pipeline capacity regardless of actual usage. Our Natural Gas Transportation business is regulated by ENARGAS, and revenues from this business represented 25%, 28% and 42% of our total revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

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

The map below illustrates the natural gas pipeline system in Argentina as of December 31, 2022:

For additional information regarding our property, plant and equipment, see “D. Property, Plant and Equipment” below.

We are also one of the largest processors of natural gas and one of the largest marketers of Liquids in Argentina. We operate the Cerri Complex and the associated logistics and storage facilities of Puerto Galván located in Bahía Blanca in the Province of Buenos Aires where Liquids are separated from the natural gas transported through our pipeline system and stored for delivery. Due to its strategic location within the Argentine natural gas transportation system, our Cerri Complex can process gas proceeding from the Neuquén, San Jorge and Austral basins. This provides the plant with great versatility in terms of natural gas availability, and the possibility to select the gas that is processed according to its quality (liquid contents). Revenues from our Liquids Production and Commercialization business represented 64%, 63% and 49% of our total revenues during the years ended December 31, 2022, 2021 and 2020, respectively.

We also provide midstream integral solutions related to natural gas production, from the wellhead up to the transportation systems. In addition, through our subsidiary Telcosur, we provide telecommunications services. Aggregate net revenues from our midstream and telecommunications business segment represented 12%, 10% and 9% of our total revenues during the years ended December 31, 2022, 2021 and 2020, respectively.

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

The Vaca Muerta system has two gathering pipes: the first has a length of 71 miles, a 36” diameter and a 35 MMm3/d transportation capacity (the “Northern Section”) and the second has a 22 miles extension, a 30” diameter and 25 MMm3/d transportation capacity (the “Southern Section”). The gas transported through this pipeline system is treated at a new conditioning plant that we built at Tratayén, Province of Neuquén with an initial capacity of 7.8 MMm3/d. This project consolidates our position as the first midstream services provider in the Vaca Muerta field and required an investment of approximately US$260 million in the aggregate. On April 29, 2019, the assembly and pressurization works on the connection of the Vaca Muerta pipeline to Neuba II Gas Pipeline were completed, which led to revenues from the month of May 2019 derived from firm natural gas transportation contracts of 28.2 MMcf/d in the aggregate. On August 22, 2019, the SHR issued Resolution No. 491/2019, which declared this project as “critical” pursuant to Law No. 26,360. This allows us to obtain certain tax benefits from the investments in this project.

On March 2022, tgs executed an agreed minute with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia del Neuquén) (the “Complementary Agreed Minute”) whereby the parties commit to granting us an extension of the transportation concession to build and operate the pipeline expanded North Tranche II, which will gather the off-spec natural gas production from several hydrocarbons fields located mainly in the Vaca Muerta formation (the “Expanded North Tranche II”). In August 2022, we began this work with an investment of approximately US$ 60 million, this 20 miles long work will extend from the Los Toldos I Sur area to El Trapial (Vaca Muerta Norte). The pipeline is expected to be commissioned in June 2023.

For more information regarding our investments in Vaca Muerta area see “Item 4. Our Information—B. Business Overview—Other Services—Midstream Services.”

Controlling shareholders

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

Capital expenditures

From January 1, 2020, through December 31, 2022, our aggregate capital expenditures, in Current Currency, amounted to Ps. 61,946 million. Such capital expenditures include Ps. 32,311 million related to improvements to our gas transportation system, Ps. 9,484 million related to liquids production and commercialization activities and Ps. 20,151 million related to Other Services segment.

For the years 2022, 2021 and 2020, capital expenditures mostly include improvement to our gas transportation system and works performed for the construction and ramping-up of the Northern Section and Southern Section of the Vaca Muerta pipeline and the enhancement of Tratayén Plant and maintenance works of our natural gas pipeline system. Information relating to the size and financing of future investments is included in “Item 5. Operating and Financial Review and Prospects”.

Available documentation

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site (http:// www.sec.gov). Our internet address is www.tgs.com.ar. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information included in our website or which may be accessed through our website is not part of this Annual Report, is not incorporated by reference herein or otherwise and should not be relied upon in determining whether to make an investment in any securities issued by us.

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

Natural gas transportation services accounted for 25%, 28% and 42% of our total revenues in the years ended December 31, 2022, 2021 and 2020, respectively. In 2022, 77% of our average daily natural gas deliveries were made under long-term firm transportation contracts. See “—Customers and Marketing” below. Natural gas firm transportation contracts are those under which capacity is reserved and paid for regardless of actual usage by the customer. Almost all of our natural gas firm contracted capacity is currently subscribed for at the maximum tariffs allowed by ENARGAS. During 2022, the amount of net revenues derived from natural gas firm transportation contracts was Ps. 33,984 million, representing 83% of the total revenues for the Natural Gas Transportation segment for such year. Substantially all of our remaining natural gas deliveries were made under natural gas interruptible transportation contracts entered into predominantly with four natural gas distribution companies, power plants and industrial customers. Interruptible contracts provide for the transportation of natural gas subject to available pipeline capacity. The Government has at times directed us to interrupt supply to certain customers and make deliveries to others without regard as to whether they have natural gas firm or interruptible contracts. See “Regulatory Framework—Industry Structure” below for more information.

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

On July 9, 2021, the UT and IEASA signed a restarting order and a restarting act of the works related to the Sunchales pipeline (the “Sunchales Work”), by means of which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new impacts to the economic-financial structure of the contract of the Work, which would give rise to new requests - on the part of the UT - for the recomposition of the economic-financial equation of the contract and of the execution schedule of the Sunchales Work.

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

On February 7, 2022, the Secretary of Energy issued Resolution No. 67/2022 creating the “Transport.Ar Producción Nacional” Gas Pipeline System Program (the “Transport.Ar Program”) and declaring the construction of the NK Pipeline and complementary works as of public interest. The total investment will be roughly US$3.4 billion, of which 75% are expected to be allocated to the construction of the pipeline.

Once online, it will save on imports of natural gas, LNG and liquid fuels, at least US$1b/year. Moreover, the country will be able to export more, especially to the bordering countries.

This is a 35-year concession granted to IEASA. It can designate a third-party to build, operate and maintain the facility.

Also, by means of Decree No. 76/2022 dated February 11, 2022, the concession of this gas pipeline was granted to IEASA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with IEASA as trustee and beneficiary, and BICE (Banco de Inversión y Comercio Exterior, a public bank) as trustee.

The construction of the NK Pipeline is vital importance for the Argentine energy development. The construction of the NK Pipeline is set to occur in two different stages:

•
the first stage began at the end of 2022. It will connect the town of Tratayén in the Province of Neuquén with the town of Salliqueló in the Province of Buenos Aires, where it will be connected to the gas pipeline system operated by us. The initial capacity of the NK Pipeline of 11 MMm3/d is expected to be online by winter 2023. Finally by mid of 2024 after the construction of compressor plants the total capacity of this stage will be 21MMm3/d.

•	The second stage will connect to San Jerónimo area un the Province of Buenos Aires and the south of the Province of Santa Fé. The total capacity will be 39 MMm3/d with a length of 746 miles.

The works will be carried out by IEASA, which will be able to do it by directly or indirectly, with priority to YPF. In the event that for the execution of the works the Secretary of Energy opens a call for bids, we will evaluate the convenience of participating in the provision of the operation and maintenance service.

Customers and Marketing

Our principal service area is the greater Buenos Aires region in central-eastern Argentina. We also serve the more rural provinces of western and southern Argentina. As of December 31, 2022, our service area contains 6.3 million end users, including 4.1 million customers in the greater Buenos Aires area. Direct service to residential, commercial, industrial and electric power generation end users is mostly provided by four gas distribution companies in the area, all of which are connected to our pipeline system: Metrogas S.A., Naturgy Argentina S.A., Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A. These natural gas distribution companies serve, in the aggregate, 65% of the natural gas distribution market in Argentina. The other five Argentine distribution companies are located in and serve northern Argentina and are not connected directly to our pipeline system.

The table below contains certain information for the year ended December 31, 2022, as it relates to the distribution companies that are connected to our pipeline system:

Company	Annual deliveries (MMm3)	Volume of market served (in %)	No. of end users (in millions)	Deliveries received from us (in %)
Metrogas (1)	6.0	19.6	2.4	71
Camuzzi Pampeana (1)	5.7	18.6	1.4	94
Camuzzi Sur	4.6	15.0	0.8	100
Naturgy Argentina (1)	3.7	12.1	1.7	66
		65.4%	6.3

(1)	Also connected to the TGN system.

Source: ENARGAS

The firm average contracted capacity for our four largest distribution customers, Pampa Energía and for all other customers, as a group, as of December 31, 2022, 2021 and 2020, together with the corresponding net revenues derived from natural gas firm transportation services during such years and the net revenues derived from interruptible services during such years are set forth below:

	For the years ended December 31,
	2022		2021		2020
	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)	Average firm contracted capacity (MM3/d)	Net revenues (millions of pesos)
Firm:
Metrogas	16.7	10,356	16.7	11,822	16.7	17,317
Camuzzi Pampeana	15.8	7,669	15.8	8,709	15.8	12,660
Naturgy Argentina	11.8	6,286	11.8	7,051	11.8	10,320
Camuzzi Sur	11.0	1,817	11.2	2,013	11.0	2,595
Pampa Energía	3.2	1,471	4.0	1,667	4.3	2,630
Others	24.5	6,386	23.3	7,545	22.9	10,597
Total firm	83.0	33,984	82.6	38,806	82.5	56,118
Interruptible and others:		6,659	-	8,924	-	12,983
Total	83.0	40,463	82.6	47,730	82.5	69,101

We play a leading role in the natural gas industry in Argentina and satisfy 70 direct customers and 6.3 million indirect customers for the year ended December 31, 2022.

As of December 31, 2022, the total contracted firm or “ship or pay” capacity was 83.1 MMm3/d with a weighted average life of approximately 11 years.

Pipeline Operations

Pipeline Deliveries. The following table sets forth our average daily natural gas firm and interruptible transportation deliveries for 2022, 2021 and 2020:

	For the year ended December 31,
	2022	2021	2020
Firm:	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)	Average daily deliveries (MMm3/d)
Metrogas	12.9	11.7	12.1
Camuzzi Pampeana	10.8	10.4	9.3
Camuzzi Sur	7.1	7.3	6.8
Naturgy Argentina	6.7	6.4	6.1
Others	15.6	15.8	15.4
Subtotal firm	53.1	51.6	49.7
Subtotal interruptible	15.5	16.7	14.5
Total	68.6	68.3	64.2
Average annual load factor (1)	83%	83%	78%
Average winter heating season load factor (1)	85%	95%	86%

(1)	Average daily deliveries for the period divided by average daily firm contracted capacity for the period, expressed as a percentage.

Natural gas daily average injection to the pipeline system operated by us amounted to 68.6 MMm3/d in 2022, 2% higher than the 69.7 MMm3/d of 2021. It should be noted that the contribution of the Neuquén basin was 13% higher than last year, while the southern basin decreased its injection by 11%.

The chart below shows the main operating data for the natural gas transportation segment.

Natural Gas Transportation System Improvements. In 2022, 2021 and 2020, we made capital expenditures aimed at the enhancement of our natural gas transportation system’s safety and reliability in the aggregate amount of Ps.8,566 million. We operate our pipeline system and the pipeline constructed pursuant to the Gas Trust in accordance with Argentine natural gas transmission safety regulations, which are substantially similar to U.S. federal regulations. Based on the pipeline inspection reports we have received to date and the current operation of the pipeline system, we do not foresee any significant safety risks. In order to identify changes in the safety regulations that our pipeline system has to comply with, we conduct inspections for the purpose of detecting increases in the population density in the areas through which our pipeline system extends. Changes in population densities may require us to increase safety measures in certain sections of the system.

The “greater” Buenos Aires area comprises the City of Buenos Aires and its surrounding area. One end of our natural gas transportation system (the “Buenos Aires Ring”) is located in the greater Buenos Aires area, where we transfer natural gas for further delivery to major natural gas distribution companies.

Actions Taken During the COVID Emergency. Especially during 2022, to guarantee the reliability of the transportation system and the safety and health of our workforce and customers during the COVID emergency, a reliability strategy was implemented, focusing on critical maintenance tasks for the system, supported by planning process, training and raising hygiene awareness and implemented protocols to prevent the spreading of the COVID, which allowed us to achieve compliance with the plans on time, without major incidents and overcoming emerging obstacles.

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

System Improvements. In 2022, 2021 and 2020, our pipeline system satisfactorily met the demands generated by the winter season and the requirements of ENARGAS. To that effect, we carried out several maintenances, prevention and inspection works.

During 2022, we conducted integrity assessment tasks, such as in-line inspections along 1,246 miles of pipelines and direct assessment through CIS+DCVG techniques (sections with no Scraper Traps) over 286 miles of pipelines. The purpose of these tasks is to identify, assess and control threats to pipelines integrity - such as external corrosion, geometrical defects, manufacture and/or construction anomalies, recoating failures, among others.

In line with our 2022 recoating program, we changed recoating over 8 miles of the pipeline system. This pipeline rehabilitation program has been the most significant of this kind ever undertaken by tgs, not only because of its economic scope but also due to the technical deployment it has entailed.

While performing the works mentioned in the foregoing paragraph we also conducted non –destructive tests by means of the use of magnetic particles, ultrasound and hardness measurements for the identification of anomalies in longitudinal weld seams, stress corrosion cracking (“SCC”) and Hard-Spot, by means of which we were able to detect anomalies that could be mitigated through pipe replacements. The purpose of these recoating works is to mitigate the risk of external corrosion and SCC as well as to survey and mitigate any pipe anomaly that in the future may deteriorate the ducts and interrupt the service. Thus is how we extend the useful life of our facilities.

We also conducted Recoating Works at the Scraper Trap launcher and receiver facilities of Salamanca.

To mitigate corrosive activity we carried out filling works in reinforcement sleeves to ensure integrity in high population density areas.

We launched an inline inspection plan with “EMAT” technology to detect cracks colonies, within the framework of the SCC assessment and mitigation plan. In the year 2022, we inspected 226 miles in the Neuba I Pipeline. As a result of the inline inspection with ultrasonic crack detection (UTCD) in liquid cavity we carried out at the discharge of the San Julian compressor plant, we could optimize the analysis of the EMAT inspections conducted previously, which led to the reprocessing of 20 inline inspection reports by the contractor, enhancing SCC cracking detection capacity.

On the other hand, seeking to ensure that inline inspection processes conducted at we meet best practices and international standards and always on the lookout for opportunities for improvement, in 2022 we conducted an audit to the inline inspection company that works with us, focusing on their staff competences and overall service quality.

There is no doubt that this innovating approach and synergy between tgs and the contractor improve the service efficiency on the whole and guarantee our pipelines condition for the service.

Departing from an analysis and planning conducted by the pipeline integrity team, we conducted an assessment campaign of 170 external corrosion and geometrical defects, anomalies in longitudinal and circumferential seams, which required immediate repairs that were executed by means of the installation of 13 reinforcement sleeves and 15 pipe replacements.

Within the scope of cathodic protection, to mitigate the advance of corrosion and improve reliability, we kept strengthening the system with the installation of 3 new units and 13 current reinforcement lenses as well as the renewal of 15 facilities that were obsolete.

We continued works to mitigate third party damage risks in the high population density segment of the Buenos Aires Ring. We expanded the optical fiber intruder detection system, between the cities of San Vicente and Berazategui. This work complements the one conducted last year, totaling an aggregate coverage of 67 miles of pipeline monitored via intruder detection systems. Besides, we have intensified the signaling of our facilities all along the pipeline system in highly populated areas, among other measures. Additionally, on the most sensitive sections of the system, we conducted virtual and remote damage prevention activities, such as communications via radio, media and networks for the public in general, meetings with municipalities and ground-breaking & services companies in Buenos Aires, Neuquén and Rio Negro. Also, we conducted door-to-door communication campaigns in Neuquén, Rio Negro and Bahía Blanca in the communities near the pipeline, with the aim of raising awareness regarding gas pipelines’ related risks and how to prevent them.

Concerned with the safety of our people, we concluded works to adapt the grounding of 25 Cathodic Protection units, thus reducing the risk of electric shock at our facilities.

We assessed the integrity of 12 derivations located in the Las Heras – Pacheco pipeline section. This work allows us to check the overall condition of the facility and conduct the adjustments required to ensure service continuity.

We successfully completed the 2022 winter maintenance program, which allows us to guarantee a safe and reliable operation of the pipeline system.

We carried out works at the compressor plants located in Moy Aike and Magallanes to make the system operation more flexible and prevent the stoppage of turbine compressors, extending their operation hours.

We also installed scraper trap launchers and receivers for maintenance and cleaning purposes in certain sections of pipeline and we also used Smart Pigs to detect each section’s integrity status. This activity was carried out in the province of Buenos Aires, in loops to the Neuba II main gas pipeline and in the General Cerri – Las Heras section. We also installed trap launchers in the San Martin Pipeline in the cities of de Cerro Redondo and Magallanes.

The construction of a new fuel gas regulation skid at the Olavarría compressor plant allowed us to separate the operation of each turbine, improving the individual performance of each unit.

We updated the fire and gas systems at the turbine machine housing of the Bosque Petrificado plant, upgrading the system to a NFPA standard (National Fire Protection Association). The system’s trigger is reported to the plant control room and through SADYC –data and control acquisition system – to the Cerri node. Besides, we added a blocking and venting system to the fuel gas line in the event that the system is triggered.

In addition, we improved facilities at the Confluencia Compressor Plant in terms of operative safety.

To ensure operations continuity at the Magallanes plant, we worked to decouple discharges to make outflows independent so if there is damage in the main or loop pipeline, the plant may remain in service.

Transportation measurement methods were improved as well, with the installation of clamps on measurement systems, directly on the pipelines, rather than at the compressor plant. These works were conducted at the Magallanes, Dolavon and Manantiales Behr compressor plants. We also conducted improvements at measurement stations located in the Buenos Aires Ring in Las Heras, Ezeiza and Gutiérrez.

Works at Liquids Facilities

We carried out works aimed at extending the useful life of pressure containers and ducts’ to boost reliability and reduce risks at facilities. These tasks comprised several unit inspections and preventive maintenance at our facilities, including the Galvan Plant poliducts.

To improve the reliability of the Cryogenic Train C, inspections were performed in the critical processing units, increasing their useful lives. We also replaced the exchanger D2-317C, ensuring the energetic exploitation of the process, replacing dehydration exit filters, increasing the process current flow and updating the turbine expander C’s instruments and control.

A significant landmark in our operations —started in 2020—was the finalization of the GE turbine machinery replacement and the assembling of the new pressurization system in the casing of said turbine machinery. This year, focused on operative efficiency and continuity at our facilities, we completed the assembling of vapor compressor at the Environment Plant and we replaced the start systems of the cryogenic plants’ cooling circuits, increasing the reliability of the ambient-temperature and cooled hydrocarbons storage and dispatch. On the other hand we started ongoing investments to mitigate technological obsolescence risk and increase our processes operative safety: air compressor for quality certifications chromatograph, new battery bank to increase the reliability of the safe energy system of the Absorption Plant and the Cerri Complex compressor plants, new electrical engines to boost the reliability of absorption and transfer processes from Cerri to Galván, implementation of the SIS in vapor generator heaters and fire central at the Cerri storage.

It is worth mentioning the new fire-fighting network for the Cryogenic Plant electricity distribution transformers and for the propylene and gasoline tanks at the Galván plant.

We conducted the major maintenance of 24,000 hours of the MC White 1B, and the 16,000 hours maintenance of the MC White 2A, critical equipment of the cooling circuit and the deethanizer process of the Absorption Plant.

Focused on the continuous and safe management of facilities, we certified and adapted the relief systems of the 12 Langmar tanks in line with Resolution Secretary of Energy 404/94. On the other hand gasoline tank 1 was enabled in accordance with Res. Secretary of Energy 785/2005. Further tasks related to regulations included the implementation of emergency lighting at the Cryogenic Train C. With respect to enhancements to meter systems, a new level meter was installed at the gasoline tank 2 and three touch screens were assembled at the truck loading area, completing the updating of the allocation project for the six loading isles.

Improvement works at the Río Neuquén treatment and compression plant consisted mainly in the change of pipes in the cooling towers. We also conducted several tasks in the pipe systems that will ensure greater reliability in the rendering of related services.

We also enlarged the Control Room to improve working conditions, extending the surface to meet staff and equipment space needs. We also installed new fire systems to improve the safety of our facilities, protecting both our assets and our staff.

At the Rio Neuquén plant we are conducting works to enhance reliability and service continuity, focusing on operative safety and environment, safety and government aspects (“ESG”).

Works at Vaca Muerta facilities

We continued with the Tratayén plant expansion process, which is developed in line with requirements to increase Midstream services supply. Expansion works this year included the installation of two conditioning units with Joule Thompson technology that increase the conditioning capacity by 7 MMm3/day and two other conditioning modules of Propak turbine expanders that in the future can be converted to the processing of gathered natural gas, which will increase the conditioning capacity by 6.6 MMm3/day, each of them. It is foreseen that future investments will target the installation of additional identical modules.

Focused on the growth of the Vaca Muerta system, in 2023 we are starting the works required to add auxiliary services such as a new gasoline stabilization plant (the third for this facility) as well as the purchase of new land.

Moreover, as mentioned above, we are completing the expansion of the Northern Vaca Muerta pipeline from Los Toldos to the Trapial field with a 20 miles length and a nominal diameter of 30 inches.

We also conducted works for third parties, putting into service several facilities such as the Vista and Tecpetrol links to the VM pipeline system.

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

The SATFO sets out the services to be provided by Pampa Energía to us, at the request of our Chief Executive Officer. Between December 2017 and October 2019, we received from Pampa Energía technical, financial and operational assistance and we paid a monthly fee for such services in amounts equal to the greater of (i) US$3 million and (ii) an amount equal to 7% of the difference between our net income before interests and income taxes of the most recently ended twelve-month period and US$3 million.

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

Our Board of Directors, at its meeting held on September 17, 2019, approved a proposal for Pampa Energía, as technical operator of the SATFO, for a significant reduction in the compensation it receives under the SATFO. The general and special shareholders meeting held on October 17, 2019, ratified such proposal. The Audit Committee also expressed its favorable opinion to such proposal, as required by the Capital Markets Law, because Pampa Energía is our related party.

According to such amendment, we extended the term of the SATFO until December 27, 2024 (automatically renewable for three more years) and replaced the provisions relating to the calculation of the fee payable to Pampa Energía. Pursuant to the amended SATFO, the monthly fee payable to Pampa Energía shall be equal to the greater of: (i) US$0.5 million and (ii) an amount equal to the percentage specified below for the corresponding period applied to the difference between our net income before interests and income taxes of the most recently ended twelve-month period:

•	From 12/28/2019 to 12/27/2020: 6.5%

•	From 12/28/2020 to 12/27/2021: 6%

•	From 12/28/2021 to 12/27/2022: 5.5%

•	From 12/28/2022 to 12/27/2023: 5%

•	From 12/28/2023 to 12/27/2024 and onwards: 4.5%.

For the year ended December 31, 2022, we recorded a charge of Ps.3,067 million for services rendered by Pampa Energía pursuant to the amended SATFO.

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

In recent years, the Argentine natural gas industry has experienced rising demand, decreased supply, and lower investment in exploration, production, transportation and distribution of natural gas as a result of economic factors, including the economic recovery of many industries and GDP growth, and government restrictions on increases in the wellhead price of natural gas and in the transportation and distribution tariffs.

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

•	establishment of a framework for the constitution of Gas Trusts to finance natural gas pipeline expansions works in transportation and distribution of natural gas;

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

•
In order to foster the production of natural gas, the Argentine government adopted different programs, including the “Natural Gas Additional Injection Stimulus Program”, Gas Plan II (implemented by means of Resolution No. 60/2013), and the “Stimulus Program for New Natural Gas Projects” (Programa de Estímulo a los Nuevos Proyectos de Gas Natural);

•	the establishment of the 2020-2024 natural gas scheme through the Gas.Ar Plan; and

•	the establishment of the Transport.Ar Program which declares of public interest the building of the NK Pipeline in order to solve the natural gas transportation bottleneck from the Neuquén Province.

On December 23, 2019, the Government enacted Solidarity Law, declaring a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters. The Solidarity Law establishes that (i) natural gas tariffs under federal jurisdiction will remain unaltered for a term of one hundred eighty (180) days as from December 23, 2019, and (ii) the executive branch is empowered to renegotiate tariffs under federal jurisdiction, either within the framework of the current general tariff reviews or through an extraordinary review, in accordance with Law No. 24,076 (Gas Law).

On June 19, 2020, Decree No. 543/2020 extended the 180-day term established in Article 5 of the Social Solidarity Law until the end of 2020. On December 17, 2020, Decree No. 1,020 / 2020 extended the freezing of electricity and natural gas rates for a period of 90 days or until the new transitory rate schedules agreed in the transitory agreements come into effect. Also, the Solidarity Law entitles the Argentine Executive Branch to intervene in the management of the ENARGAS. Afterwards, the intervention was extended until December 31, 2022, by means of Decree No. 871/2021.

On December 6, 2022, by means of Decree No. 815/2022, the term for the completion of the RTI established in Decree 1020 was extended for a period of 1 year as from its expiration, i.e. until December 18, 2023. It also extends, as from January 1, 2023, the intervention of ENARGAS, which is instructed, while the renegotiation continues, to carry out the necessary measures in order to achieve a transitional tariff adjustment, in accordance with Decree 1020.

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

•
the creation of a program (regulated by Resolution No. 46-E/2017), the Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program, which establishes a support price for the volume of non-conventional natural gas production from concessions located in the Neuquina basin included in the program. This program, originally scheduled to be effective until December 31, 2021, included a sliding-scale schedule for the minimum price to be paid per MMBtu: US$7.50 for 2018, US$7.00 for 2019, US$6.50 for 2020 and US$6.00 for 2021. In 2019, such program was modified by the Energy Secretary, and such decision of the Government resulted in conflicts between the Government and natural gas producers which led to a sharp decline in the number of investments made by natural gas producers since the second half of 2019.

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

By means of Decree No. 892/2020, dated November 13, 2020, the Government implemented the Gas.Ar Plan. The purpose of such plan is to encourage investments in natural gas exploration and production through the implementation of prices and incentives. The plan also implements a direct contracting mechanism between (i) natural gas producers and distributors and sub-distributors (to satisfy priority demand) and (ii) CAMMESA. Such contracting will be made taking the PIST as a reference, a tender procedure carried out by the SE.

According to the Gas.Ar Plan, the Argentine government may assume on a monthly basis payment of a portion of the price of natural gas in the PIST, in order to mitigate the impact of the cost of natural gas to be transferred to end users. The BCRA established mechanisms to guarantee the repatriation of direct investments and their respective returns and/or the payment of principal and interest of foreign financings, provided that such funds have been entered into to Argentina through the Argentine Foreign Exchange Market as from the entry into force of the decree and are used to finance projects under the Gas.Ar Plan.

The Secretary of Energy is tasked with implementing the plan. The Secretary is assigned the power to implement a plan with maximum volume, terms and price references for natural gas, applicable to supply agreements between suppliers and demanding agents to be executed within the framework of the plan, and that ensure the free formation and transparency of prices in accordance with Law No. 24.076.

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

On February 22, 2021, pursuant to Resolution No. 129/2021, the Secretary of Energy called for a new bidding within the framework of the Gas.Ar Plan to supply with domestic natural gas production the highest demands of the winter period. Companies submitted their bids for a volume of up to 4.5 MMm3. The weighted price of round two for the winter of 2021 was 4.731 US$/MMbtu. For the winters of 2022, 2023 and 2024 the volume bid was 3.36 MMm3/day at a weighted average price of 4.73 US$/MMbtu.

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

Through Res. No. 770/2022, on November 11, 2022, the Secretary of Energy called for an auction for the extension of the commitments assumed by the awardees in the Neuquina Basin in Rounds 1 and 3, as well as the award of the following incremental volumes in the Neuquina Basin. At the same time, through the above mentioned resolution the Secretary of Energy also called for an auction for:

1) The extension of the commitments assumed by those awarded in the provinces of Chubut and Santa Cruz within the framework of the procedures carried out in Round I (Round 5.1).

2) The presentation of Incremental Gas projects in the Austral and Northwest basins, under the figure of Incremental Activity Plan according to the definition of Decree No. 892/2020, replaced by Decree No. 730/2022, with the purpose of obtaining additional volumes of natural gas to reinforce the injections of the transportation system in those points where there is available capacity (Round 5.2).

Under this round, an incremental gas project was received from CGC to increase production in the Austral basin, in its Santa Cruz and Santa Cruz Norte areas (San Jorge Gulf) with a net contribution to the system of more than 2 MMm3/d for next winter and of approximately 2.60 MMm3/d for 2024 at an average price of US$ 7.40 per MMBTU.

The companies that were awarded in Rounds 4 and 5 of the Gas Ar Plan were: YPF, Shell, Pampa Energía, PAE, CGC, Pluspetrol, Tecpetrol, Total, Exxon Mobil, Petrobras, Vista and Wintershall Dea. It is important to highlight that bid were received for more than 45 MMm3/d for the filling of the President Néstor Kirchner Gas Pipeline, more than double the capacity expected to be available in early 2024. In addition, offers were obtained to cover the winter peak at a price close to US$ 5/MMBTU.

As the economic activity recovered in 2021, the oil and NGL prices have also started to increase. In addition, the invasion of Ukraine by Russia significantly increased oil prices which continue to be very volatile.

On October 29, 2021, the Secretary of Energy issued Resolution No. 1,036/2021 establishing the guidelines for an energy transition plan 2030. This plan contemplates a series of measures aimed at reducing CO2 emissions, efficient energy consumption and a plan for the promotion of gasification actions in the country, which contemplates making the necessary investments to bring gas to the points of consumption.

On February 9, 2022, through Resolution 67 the Government created the Transport.Ar Program which intends to solve the infrastructure deficit. Resolution 67:

•
Declares the construction of the NK Pipeline to be of National Public Interest as a strategic project for the development of natural gas in the Argentine Republic (which will transport natural gas starting from the Province of Neuquén, crossing the Provinces of Río Negro, La Pampa, Buenos Aires, up to the Province of Santa Fe), as well as its complementary works, and the construction of the works for the expansion and strengthening of the National Natural Gas Transportation System.

•
Creates the Transport.Ar Producción Nacional with the purpose of promote de development and growth of natural gas production and supply, optimizing the transportation system, increasing natural gas exports, promoting regional integration, among others.

•
The Secretary of Energy shall conduct this program, in order to guarantee the development of natural gas in the market, in accordance with the objectives set forth in Resolution 67/2022 and with the provisions of Decree No. 892/2020 (Gas.Ar Plan) and Resolution No. 1. 036/2021 of the Secretary of Energy.

Also, through Decree No. 76/2022 of February 11, 2022, the concession of this gas pipeline was granted to IEASA for a term of 35 years and the trust FONDESGAS (Fondo de Desarrollo Gasífero Argentino) was created, with IEASA as trustee and beneficiary, and Banco de Inversión y Comercio Exterior (“BICE”) as trustee.

The construction of the President Néstor Kirchner Gas Pipeline and its complementary works is of vital importance for the Argentine energy development and will imply both fiscal benefits and foreign currency savings for Argentina.

Natural Gas Demand. Natural gas consumption in Argentina has played a significant role in the energy industry in recent years, reaching more than 50% of total national energy consumption, which is greater than the comparable percentage for worldwide energy consumption. The graphic below illustrate the breakdown of natural gas consumption in Argentina in 2021 and 2022 by type of consumer:

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

The most important agreement was signed with the Bolivian government in June 2006 and amended in May 2010 and July 2012. The agreement provides for the import of natural gas from Bolivia to Argentina to be managed by IEASA to deal with the decrease in domestic natural gas production and in an effort to maintain supplies at similar levels to the previous years. During 2022, the sixth addendum to the Bolivian import contract came into force, which modifies the price formula and, due to the decline in Bolivian fields, reduces supply volumes. The seventh addendum to the gas import contract between Energía Argentina (Enarsa) and YPFB (Yacimientos Petrolíferos Fiscales Bolivianos) was signed on December 30, 2022 and includes a reduction in the volume of natural gas that will be received.

Natural gas consumption during 2022 was 137 MMm3/d, registering a 2.1% increase in natural gas consumption compared to the previous year (+3 MMm3/d), mainly driven by higher consumption of priority demand as a result of lower temperatures and higher exports due to greater availability of natural gas. The increase could have been even higher if it were not for the impact of the Russia-Ukraine war on the price of LNG and the consequent drop in imports through the regasification terminals of Escobar and Bahía Blanca. The electricity sector cushioned this impact by substituting part of the natural gas consumption with substitute fuels (gasoil, fuel oil, coal).

During the second quarter of 2022, average temperatures were colder (13.9°C) than those recorded in the same period of 2021 (15.3°C), which explains the increase in priority demand (residential + SMEs) with respect to the previous year, registering an average increase of 2.5 MMm3/d.

Due to the incentive scheme proposed by the Gas.Ar Plan, production levels were increased and this trend will continue throughout 2022. This greater availability of local natural gas led to a sustained increase in exports, mainly to Chile through the Gas Andes pipeline, even during the winter months, taking advantage of the fact that the shipment of such volumes would not restrict supply in the domestic market given the current design of the transportation infrastructure.

Despite a 3.6% increase in electricity demand, total electricity generation decreased by 2.2% (-3.0 TWh), the difference being covered by imports mainly from Brazil. The drop in local generation is mainly explained by lower thermal generation (-7.7 TWh) due to the economic need to minimize fuel imports (liquids and LNG) and, to a lesser extent, by lower nuclear generation (-2.7 TWh) due to lower availability at its three plants. The lower thermal and nuclear generation was partly offset by a recovery of hydroelectric generation (+25.2%; + 6.1 TWh) compared to 2021, although river contributions remained at levels below the historical average. In turn, renewable energies continue to grow (+10.9% vs. 2021) contributing 14% of total generation (19.3 TWh) to the system.

The following graph shows the monthly consumption in 2022 in MMm3/d for each of the demand sectors, compared to the total demand in 2021 (in red line).

Gas Supply. There are 24 known sedimentary basins in the country, 12 of which are located entirely onshore, six of which are combined onshore/offshore and eight of which are entirely offshore. Production is concentrated in five basins: Norwest in northern Argentina, Neuquén and Cuyo in central Argentina, and Golfo San Jorge and Austral in southern Argentina. In 2022, 60% of the natural gas transported by our system originated in the Neuquina basin with the remainder coming primarily from the Austral basin and the re-gasifying LGN tanker located in Bahía Blanca. Our pipeline system is connected to the Neuquina, Austral and San Jorge Gulf basin. We are not connected to the Cuyo or Northwest basin.

The graph below shows the evolution of gross natural gas production by basin from 2012 to 2022 in MMm3/d:

Source: Secretary of Energy

Set forth in the table below is the location of the principal natural gas producing basins by province, their proved natural gas reserves, reserve life and production as of December 31, 2021 and 2020 (the most recent years for which information is available):

Basin	Location by province	Proved Gas Reserves (MMm3)(1)(2)		Production (MMm3)		Reserve Life (years)(3)
		2021	2020	2022	2021	2021
Neuquina	Neuquén, Río Negro, La Pampa, Mendoza (South)	268.5	244.9	33.0	28.9	9
Austral	Tierra del Fuego, Santa Cruz (South), and offshore	78.8	86.2	9.9	10.9	7
San Jorge Gulf	Chubut, Santa Cruz (North)	36.3	35.4	4.1	3.9	9
Cuyo	Mendoza (North)	0.2	0.2	0.0	0.0	3
Northwest	Salta, Jujuy, Formosa	8.1	9.4	1.4	1.5	5
Total		391.9	376.1	48.4	45.3	7

(1)
Estimated as of December 31, 2021 and 2020, respectively. There are numerous uncertainties inherent in estimating quantities of proved natural gas reserves. The accuracy of any reserve estimate is a function of the quality of available data, and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. Accordingly, the reserve estimates could be materially different from the quantity of natural gas that ultimately will be recovered.

(2)	Reserve figures do not include significant reserves located in certain Bolivian basins to which TGN is connected.

(3)	Weighted average reserve life for all basins, at the 2021 production levels, respectively.

Source: Secretary of Energy.

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

In 2022, total natural gas production increased 6.8% over the previous year, from 124.1 MMm3/d to 132.6 MMm3/d.

In 2022, YPF continued to be the main producer in Argentina with a 28% market share, followed by Total Austral S.A. with a 23% market share. The graph below shows the market share of the main natural gas operators in Argentina in terms of production for 2022.

Main Natural Gas Producers 2022

Source: Secretary of Energy

The supply from Bolivia -under the agreement signed between both governments- resulted in an average of 10.4 MMm3/d, 2.6 MMm3/d less than the volume recorded in 2021. On the other hand, LNG imports by sea, re-gasified and injected into the national natural gas transportation system at the port of Escobar and Bahía Blanca located in the Province of Buenos Aires, recorded an average contribution of 6.2 MMm3/d in 2021, 3.4 MMm3/d below the LNG contribution recorded in 2021.

Total natural gas injection in the month of June 2022, the highest level for the year, was 129 MMm3/d, an additional 13 MMm3/d over the June 2021 record.

The Neuquina basin has the largest total natural gas injection, while the remaining basins continue with their natural decline (even Bolivia is also in the process of decline), which made the construction of a third trunk pipeline imperative to evacuate the incremental gas associated with the development of reserves in the Neuquina basin.

The Vaca Muerta formation, located in the Neuquina Basin, is considered one of the most prominent shale plays globally, and has already become the largest commercial shale development outside of North America. The development of the Vaca Muerta formation plays an important role in the Argentine economy, and therefore the national and provincial governments have introduced changes to the regulatory framework for exploration and production of unconventional hydrocarbons, in order to attract investments.

Our strategy aims at being a protagonist in Argentina’s energy development. In fact, in 2018, with a vision of the future, tgs anticipated what the country required: it took a risk and built the Vaca Muerta System, consisting of 93 miles of gas pipelines and a gas treatment plant in Tratayén to allow entry into the regulated transportation systems.

Distribution of the Vaca Muerta Formation in the Basin and our infrastructure

Source: Internal information

Vaca Muerta is in a relatively early stage of its development compared to shale plays in the United States and Canada. The Permian Basin is a good analogue for Vaca Muerta, with similar geological characteristics and a long history of unconventional hydrocarbon development.

According to the Argentina gas and power market outlook of June 2022, prepared by the consulting firm Wood Mackenzie, the Neuquina Basin, hand in hand with Vaca Muerta, has a really significant development potential. The development scenarios depend on the assumptions considered in relation to the production stimulus programs such as the Gas Plan.Ar, as well as the existence of demand and projected transportation infrastructure. Based on these scenarios, the natural gas production projection for the Neuquina Basin by 2040 could reach levels in the order of 150 million cubic meters per day for the base case or in the order of 200 million cubic meters per day for the higher development case, which assumes a faster development of transportation infrastructure (pipelines) and access to export markets.

Neuquina Basin. The largest natural gas basin and the major source of natural gas supply for our system is the Neuquina basin, located in west central Argentina. Since the discovery of Vaca Muerta formation, this basin is the most prolific basins of the country accounting 68% of natural gas production in the country.

Since then, the development of non-conventional gas in the Province of Neuquén has played a leading role in the increase in production of natural gas.

After the implementation of Gas.Ar Plan, production in the Neuquina basin during 2022 was 14% higher than the previous year. This is a variation above the average and made it possible to compensate for the drop in production in the remaining basins.

Natural gas production in Vaca Muerta increased 41.2% during the last twelve from November 30, 2021 to November 30, 2022. Vaca Muerta represents 37% of the total gas produced in the country in 2022. In this case the three main operators are Tecpetrol, which is the main operator, YPF and Total Austral. In the Vaca Muerta formation Tecpetrol increased its annual production 24.5%, YPF’s production was 51% higher and Total Austral increased its annual production by 34.2.%.

The TGN system also accesses the Neuquina basin. Of the transported natural gas coming from the Neuquina basin, approximately 61% was transported by us and approximately 39% by TGN for the year ended December 31, 2022.

Undoubtedly, the biggest challenge in this Basin, given the potential of Vaca Muerta, is to develop the appropriate infrastructure for the transportation of natural gas. In this sense, in 2018 we have carried forward the construction of the Vaca Muerta Norte and Sur gas pipeline and the Tratayén conditioning plant with its subsequent expansions. In this sense, the beginning of the NK pipeline works is particularly important. For additional information see, “The Argentine Natural Gas Industry” above.

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

Under the framework enacted by the Government to promote investments after the issuance of Decree No. 929/2013, in 2014, a joint operation was formed by Wintershall Energía S.A., Total Austral S.A. and Pan American Energy LLC Sucursal Argentina for the investment of US$1,000 million in off-shore gas fields (Vega Pleyade) located in the Tierra del Fuego region.

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

In 2022, Total Austral announced the investment of US$ 700 million in Tierra del Fuego for offshore development (Fenix Project). The project involves the installation of an offshore platform and the construction of 22 miles of subsea pipelines to connect to Vega Pléyade, whose production is in decline. Expected production from the field is approximately 10 MMm3/d. This volume would represent about 8% of the country’s production. The project is expected to be operational in 2025.

The map below illustrates the distribution of the gas basins in Argentina:

Regulatory Framework

Industry Structure. The legal framework for the transportation and distribution of natural gas in Argentina is comprised by the Natural Gas Law, Decree No. 1,738/92, other regulatory decrees (primarily Decree No. 2255/92, which includes the Basic Rules for Transportation Licenses and Regulations of the Transportation Services), the Pliego, the transfer agreements and the licenses of the newly privatized companies. The Hydrocarbons Law of Argentina regulates the midstream natural gas industry, under a competitive and partially deregulated system. The Public Emergency Law and related laws and regulations, which are no longer in effect, significantly altered the regulatory regime under which we operated since 2002. Notwithstanding this, in December 2019 the national congress passed the Solidarity Law that introduced certain modifications to the RTI concluded in March 2018 with the issuance of Decree No. 250/2018 by the Executive Branch. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business.”

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

On June 26, 2018, ENARGAS issued Resolution No. 124/2018 which sets modifications to the Dispatch Centers Internal Regulations that establishes the procedures for natural gas dispatch management, modifying the guidelines for the Dispatch Administration attached to the Transport and Distribution Service Regulations and allow full operability of free access with no discrimination and competitive environment, and alternatives which guarantee the quality and continuity of gas transport and distribution public service,  avoiding the cyclical crisis which may affect the transport and distribution systems, seeking to maintain clients supply, by preventing service interruptions with an efficient management methodology.

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

Decree No. 465/19. On July, 2019, the Executive Branch issued Decree No. 465/2019, which instructed SHR to start a national and international bidding process, to grant a new license for the natural gas transportation system, which includes the construction of a pipeline between Tratayén and Salliqueló (in the Buenos Aires Province) and between Salliqueló and San Nicolás. Through Resolution No. 437 issued on July 30, 2019, SHR called for the bidding process. On April 2, 2020, the Secretary of Energy extended the deadline to submit the bids until December 30, 2020 and announced amendments to the bidding terms and conditions. The Undersecretary of Hydrocarbons and Fuels has been instructed to evaluate other alternatives for the construction of a new gas pipeline and/or the expansion of transportation capacities. On December 30,2020 the Secretary of Energy enacted Resolution No. 448/20 canceled the aforementioned public bidding process.

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

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from October 1, 2018, to March 31, 2019, following the issuance of Resolution No. 265/2018 (the “Resolution 265”):

Between October 1, 2018 and March 31, 2019
	Firm	Interruptible
Rate Zones	Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	2.115187	70.505443	0.49
	Santa Cruz Sur	4.265351	142.179858	0.98
	Chubut Sur	10.880293	362.676743	3.38
	Buenos Aires Sur	12.818489	427.282869	5.60
	Bahía Blanca	19.634891	654.496272	8.40
	La Pampa Norte	19.565270	652.175202	8.60
	Buenos Aires	22.973029	765.767552	10.35
	Greater Buenos Aires	25.775731	859.191266	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	2.143710	71.456424	0.49
	Chubut Sur	8.749112	291.636962	2.89
	Buenos Aires Sur	10.691453	356.381429	5.11
	Bahía Blanca	17.543207	584.773317	7.91
	La Pampa Norte	17.540057	584.668038	8.11
	Buenos Aires	20.892272	696.408622	9.86
	Greater Buenos Aires	23.703593	790.120501	10.78
From Chubut to:	Chubut Sur	2.126078	70.868874	0.49
	Buenos Aires Sur	3.986437	132.879101	2.71
	Bahía Blanca	10.630388	354.344287	5.51
	La Pampa Norte	11.161907	372.061471	5.71
	Buenos Aires	13.819476	460.647529	7.46
	Greater Buenos Aires	16.477046	549.233587	8.38
From Neuquén to:	Neuquén	1.889165	64.771119	0.49
	Bahía Blanca	9.175905	305.773484	2.80
	La Pampa Norte	9.883458	329.360278	3.15
	Buenos Aires	12.426836	414.138116	3.91
	Greater Buenos Aires	15.221099	508.276603	4.86
From Bahía Blanca to:	Bahía Blanca	2.126068	70.868885	0.49
	La Pampa Norte	0.531517	17.717180	0.20
	Buenos Aires	3.189075	106.303245	1.95
	Greater Buenos Aires	5.846660	194.889310	2.87
(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 265.

The table below shows our local natural gas firm and interruptible rates by pipeline and zones, in effect from April 1, 2019, to March 31, 2020, following the issuance of Resolution No. 192/2019 (the “Resolution 192”):

Between April 1, 2019 and March 31, 2020
	Firm	Interruptible
Rate Zones	Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	2.665144	88.837143	0.49
	Santa Cruz Sur	5.374436	179.147196	0.98
	Chubut Sur	13.709213	456.974163	3.38
	Buenos Aires Sur	16.151349	538.378143	5.60
	Bahía Blanca	24.740042	824.667950	8.40
	La Pampa Norte	24.652320	821.743392	8.60
	Buenos Aires	28.946110	964.870213	10.35
	Greater Buenos Aires	32.477525	1,082.584470	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	2.701084	90.035383	0.49
	Chubut Sur	11.023917	367.463752	2.89
	Buenos Aires Sur	13.471273	449.042042	5.11
	Bahía Blanca	22.104511	736.816745	7.91
	La Pampa Norte	22.100543	736.684093	8.11
	Buenos Aires	26.324347	877.477681	9.86
	Greater Buenos Aires	29.866623	995.555027	10.78
From Chubut to:	Chubut Sur	2.678866	89.295068	0.49
	Buenos Aires Sur	5.022927	167.428204	2.71
	Bahía Blanca	13.394433	446.475235	5.51
	La Pampa Norte	14.064048	468.798959	5.71
	Buenos Aires	17.412596	580.417750	7.46
	Greater Buenos Aires	20.761144	692.036541	8.38
From Neuquén to:	Neuquén	2.380356	81.611872	0.49
	Bahía Blanca	11.561677	385.275827	2.80
	La Pampa Norte	12.453197	414.995282	3.15
	Buenos Aires	15.657864	521.815701	3.91
	Greater Buenos Aires	19.178646	640.430576	4.86
From Bahía Blanca to:	Bahía Blanca	2.678855	89.295082	0.49
	La Pampa Norte	0.669714	22.323718	0.20
	Buenos Aires	4.018247	133.942519	1.95
	Greater Buenos Aires	7.366815	245.561319	2.87
(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
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

Since March 1, 2022
	Firm	Interruptible
Rate Zones	Reservation Charge(1) (Ps. m3/d)	Minimum Charge(2) (Ps.1,000 m3)	Compression Fuel and Losses(3) (%)
Receipt	Delivery

From Tierra del Fuego to:	Tierra del Fuego	4.264230	142.139429	0.49
	Santa Cruz Sur	8.598976	286.635514	0.98
	Chubut Sur	21.934741	731.158661	3.38
	Buenos Aires Sur	25.842158	861.405029	5.60
	Bahía Blanca	39.584067	1319.468720	8.40
	La Pampa Norte	39.443712	1314.789427	8.60
	Buenos Aires	46.313776	1543.792341	10.35
	Greater Buenos Aires	51.964040	1732.135152	11.27
From Santa Cruz Sur to:	Santa Cruz Sur	4.321734	144.056613	0.49
	Chubut Sur	17.638267	587.942003	2.89
	Buenos Aires Sur	21.554037	718.467267	5.11
	Bahía Blanca	35.367218	1178.906792	7.91
	La Pampa Norte	35.360869	1178.694549	8.11
	Buenos Aires	42.118955	1403.964290	9.86
	Greater Buenos Aires	47.786597	1592.888043	10.78
From Chubut to:	Chubut Sur	4.286186	142.872109	0.49
	Buenos Aires Sur	8.036683	267.885126	2.71
	Bahía Blanca	21.430931	714.360376	5.51
	La Pampa Norte	22.502477	750.078334	5.71
	Buenos Aires	27.860154	928.668400	7.46
	Greater Buenos Aires	33.217830	1107.258466	8.38
From Neuquén to:	Neuquén	3.808570	130.578995	0.49
	Bahía Blanca	18.498683	616.441323	2.80
	La Pampa Norte	19.925115	663.992451	3.15
	Buenos Aires	25.052582	834.905122	3.91
	Greater Buenos Aires	30.685834	1024.688922	4.86
From Bahía Blanca to:	Bahía Blanca	4.286168	142.872131	0.49
	La Pampa Norte	1.071542	35.717949	0.20
	Buenos Aires	6.429195	214.308030	1.95
	Greater Buenos Aires	11.786904	392.898110	2.87
(1)	Monthly charge for every cubic meter per day of reserved transportation capacity.
(2)	Minimum charge equal to the unit rate of the firm reservation charge at a 100% load factor.
(3)	Maximum percentage of total transported gas that customers are required to replace in-kind to make up for gas used by us for compressor fuel or losses in rendering transportation services.
Note: The gross receipts tax is not included in such transportation rates.
Source: ENARGAS Resolution 60.

In addition to the tariffs above, we are entitled to a CAU. Since its inception in 2005, the CAU was increased, by 73.2% on May 1, 2015, and by 200.1% on April 1, 2016, by ENARGAS. We received an additional 50% and 19.7% increase in the CAU on April 1, 2018, and October 1, 2018, respectively. In 2022, we recognized revenues of Ps. 1,410 million as a result of the CAU. The first installment of the tariff increase granted by Resolution 4362 did not include any adjustment of the CAU. Given the permanent increase of operational and maintenance costs throughout the years, which might exceed the amount of the CAU, we filed a claim against the Government to obtain the adjustment of the values and ensure a fair compensation for the service it renders. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions.”

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

On March 11, 2011, Pampa Energía entered into a call option agreement with the Claimants in order to acquire the rights to monitor, suspend and withdraw the ICSID Claim. On October 6, 2011, we granted a loan for US$26 million to Pampa Energía to enable it to purchase the rights to monitor, suspend and withdraw the ICSID Claim. In 2015, we acquired Pampa Energía’s rights over the ICSID Claim (the “Rights of the Arbitration Proceeding”) from Pampa Energía after certain conditions set forth in the loan agreement were met.

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

A further public hearing in connection with the integral renegotiation was conducted on February 20, 2018, to address (i) a tariff adjustment and (ii) an incremental tariff resulting from the pipeline system expansion project presented by us to ENARGAS on December 19, 2017, involving the building of 47 miles of pipeline extending from the towns of Mercedes and Los Cardales in the Province of Buenos Aires and the installation of a compressor plant at the wellhead. This project would require an initial investment of US$150 million and would allow the incremental transportation of 388MMcf/d of natural gas, with financing through an investment factor (“k” factor).

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

On February 26, 2019, a new public hearing took place with the aim of establishing the semiannual tariff. On March, 29 2019, ENARGAS issued Resolution 192, which provided an increase of 26% over the tariff for the natural gas transport service. This increase came into effect on April 1, 2019 and was calculated considering the WPI for the period August 2018–February 2019.

As a consequence of Argentina’s economic condition, and together with other measures taken by the Government, on September 3, 2019, the Secretary of Hydrocarbon Resources (formerly the Federal Energy Bureau) issued Resolution No. 521/2019 – later complemented by Resolution N° 751/2019– which deferred the semiannual adjustment corresponding to October 1, 2019, to January 1, 2020. During 2019 and 2020, according to the RTI, we were entitled to receive two tariff increases, one each year, in order to compensate us for inflation, which affects our operating costs. As of the date of this Annual Report, we have only received a tariff increase in April 2019.

On June 9, 2020, through Resolution No. 80/2020, ENARGAS created the Coordination and Centralization Commission - Law No. 27,541 and Decree No. 278/20, for the purpose of coordinating the comprehensive tariff review process set forth in Article 5 of the Solidarity Law, which provided that natural gas transportation and distribution tariffs were to be maintained without adjustments for a maximum term of 180 days as from December 23, 2019 and empowered the Executive Branch to renegotiate them, either within the framework of the RTI in force or through an extraordinary review pursuant to the provisions of the Natural Gas act.

On June 19, 2020, the Executive Branch issued Decree No. 543/2020 extending the effectiveness of the aforementioned Article 5 for an additional term of 180 calendar days, i.e., until December 16, 2020.

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

•
Establishes that from May 2021 and until the Agreement is in force of Definitive Renegotiation, ENARGAS will proceed to recalculate the rates of transport at that time in force with effect from April 1, 2022.

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

Subsequently, on June 2, 2021, ENARGAS issued Resolution No. 149/2021 that approves a Transition Tariff Regime (the “Transition Regime”) for us with effect from of that date. Said Transitional Regime: (i) does not grant a transitory tariff increase in favor of the Company, but the current rate charts in force since April 1, 2019; (ii) provides that from the entry into force of the Transitional Regime -and until the Definitive Renegotiation Agreement is not in force- the possibility is contemplated that ENARGAS adjusts our rates as of April 1, 2022; (iii) does not establish a new mandatory plan of investments and (iv) establishes the prohibition of distributing dividends and canceling advance financial and commercial debts contracted with shareholders, acquire other companies or grant credits.

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

On February 25, 2022, Resolution No. 60/2022 of ENARGAS was published in the Official Gazette, which put into effect as from March 1, 2022 the new tariff charts that contemplate the 2022 tariff increase.

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

On December 6, 2022, by means of Decree No. 815/2022, the term for the completion of the RTI established in Decree 1020 was extended for a period of 1 year as from its expiration, i.e. until December 18, 2023. It also extends, as from January 1, 2023, the intervention of ENARGAS, which is instructed, while the renegotiation continues, to carry out the necessary measures to achieve a transitional tariff adjustment in accordance with Decree 1020.

Within this framework, on December 7, 2022, ENARGAS issued Resolution 523 by which it called for a public hearing held on January 4, 2023, in order to consider a transitional tariff adjustment of the public natural gas transportation service. In said hearing, in which it was informed that the increase pending application, considering the lack of semiannual adjustments by WPI since April 2019 and the transitory increase granted of 60% as from March 2022, amounted to an estimated 270% as of December 2022, we requested a transitory tariff increase for the year 2023 of 135%, taking into account the current context the country is going through, aiming at the continuity, accessibility and normal provision of the public service of natural gas transportation, in safe conditions, trying to mitigate the economic and financial effects of the higher costs and current expenses associated to the service.

On March 15, 2023, ENARGAS submitted a proposal to tgs for an addendum to the RTI.

On March 16, 2023, our Board of Directors approved the 2023 Transition Agreement sent by ENARGAS. As of the date of this Annual Report the Executive Branch has not ratified the 2023 transition agreement.

The 2023 Transition Agreement has similar conditions to the 2022 Transition Agreement. The 2023 Transition Agreement includes:

-	A transitional tariff increase of 95% on the natural gas transportation tariff and the Access and Use Charge.

-
With prior authorization from the Ministry of Economy, we are allowed to distribute dividends and to directly or indirectly prepay financial and commercial debts contracted with shareholders, which were previously prohibited by the 2022 Transition Agreement.

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

See “Item 4. Our Information—D. Property, Plant and Equipment—Environmental, Social and Governance.”

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

The cost of natural gas relative to competing fuels may also affect the demand for transportation services in the long-term. The delivered cost of gas to end-users in Argentina, based on energy content, is currently significantly lower than other alternative fuels, except for hydroelectric power.

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

Through Resolution No. 1036/2021, published in the Official Gazette on November 1, 2021, the Secretary of Energy approved the “Guidelines for an Energy Transition Plan to 2030” where the objectives and characteristics of the Argentine energy matrix and the main action guidelines to comply with them are formulated.

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

The program is aimed at the development of different economic and industrial aspects. In particular, within the framework of such development, it aims at: (i) the growth of natural gas production and supply; (ii) the substitution of LNG and Gas Oil - Fuel Oil imports; (iii) ensuring energy supply and guaranteeing domestic supply; (iv) increasing the reliability of the energy system; (v) optimizing the national transportation system; (vi) increasing natural gas exports from neighboring countries; and (vii) tending to regional gas integration.

Among the works included in the program are:

•	NK pipeline.

•	Construction of the gas pipeline between the cities of Mercedes and Cardales in the Province of Buenos Aires.

•	Expansion of NEUBA II Gas Pipeline: loops and compressor plants.

•	Reversion of the North Gas Pipeline Stages I and II.

•	Expansion of the Central West Gas Pipeline: different sections between the Neuquén and Litoral areas in the Province of Santa Fé.

•	Expansion of the final sections of gas pipelines in AMBA.

Also, the following additional works to be executed in subsequent stages are included:

•	Expansion of the transportation capacity of the Gasoducto del Noreste Argentino (GNEA) by compression increase.

•	GNEA - San Jerónimo connection from the cities of Barrancas to Desvío Arijón in the Province of Santa Fé.

•	Construction of loops and compression in Aldea Brasilera (Entrerriano Gas Pipeline).

•	Expansion of the transportation capacity of the General San Martín Gas Pipeline.

•	Execution of Stage III “Mesopotamia” of the Gas Pipeline of Northeastern Argentina (GNEA) in the Provinces of Corrientes and Misiones.

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

During 2022, 2021 and 2020, all of our Liquid sales were on our own account. Our sales of Liquids in the domestic market are regulated through the Households with Bottles Program (as defined below) of the Ministry of Energy in order to guarantee the supply at reasonable prices. For more information, see “—Regulation—Domestic market” below.

Liquids production in 2022 reached 1,122,639 tons, an increase of 2,493 tons or 0.2%, with respect to Liquids production in 2021. During 2022, there were no production restrictions during the winter period. The reduction in volumes produced was mainly due to the reduction in demand ethane and LPG in the domestic market, partially offset by the increase in volumes exported.

In 2022, we were the second ethane producer behind MEGA, and our market share increased to more than 40% of the total ethane produced in Argentina in that year. The graphs below show our share in total propane and butane production in Argentina during 2022:

During 2022, propane and butane deliveries to the export market were operated on a spot basis, capturing opportunities associated with different market niches, which allowed for a considerable increase in the individual fixed premiums of each operation. We also continue to advance its positioning in the Brazilian market by maintaining direct maritime exports (without intermediaries) to Brazilian LPG distributors, which began in 2021. In addition, in September 2022, the first direct maritime export to a Brazilian industrial user was carried out. In addition, in December 2022, we carried out the largest LPG export by sea for private Brazilian companies.

With respect to the export of natural gasoline, during 2022 and until February 2023, such gasoline was commercialized through a contract entered with Trafigura Pte Ltd. at the international price less a discount. As of the date of issuance of this Report, a new contract was entered into with Trafigura Pte Ltd. which is valid until February 2024. This contract has similar conditions to the contract in force during 2022, although it has a greater discount in the international price received.

For additional information regarding Liquids price evolution during the years 2022 and 2021 see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

Truck exports to neighboring countries have also grown. The countries with which we operate under this scheme are Chile, Paraguay and Brazil. Although volumes exported using this modality are much lower than exports by sea, they allow us to obtain a larger profit margin.

During 2022, we continued to market LPG through the land mode, dispatching approximately 16,156 trucks (372,813 tons) of own product, compared to approximately 17,348 trucks (410,029 tons) of own product dispatched during 2021.

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

Our Liquids Production and Commercialization segment has increased as a percentage of our total revenues from 19.0% in 2001 to 64% in 2022, as a consequence of the adverse change in the regulated Natural Gas Transportation segment, and the increases in the international prices of LPG and natural gasoline, which generated higher revenues primarily from exports.

In 2022, our export revenues from the Liquids Production and Commercialization segment were Ps. 46,314 million and represented 28% of our total revenues and 44% of our liquids production and commercialization revenues. Additionally, the total volume of sales from Liquids was 1,129,004 tons, and the volume of sales from Liquids exports was 398,547 tons, representing 35% of our total liquids sales volumes.

The annual sales of our Cerri Complex for 2022, 2021 and 2020 in tons were as follows:

	2022	2021	2020
Ethane	329,232	353,078	360,870
Propane	410,563	383,085	391,636
Butane	263,932	267,579	270,669
Natural Gasoline	125,277	115,677	122,197
Total	1,129,004	1,119,419	1,145,372

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

The provisions of Law No. 26,020 set the sales prices of LPG for the local market and the SHR is the body that periodically determines the minimum volume of product that each producer must allocate for commercialization in order to ensure domestic supply. The former Federal Energy Bureau established, through several resolutions, reference prices applicable to sales of LPG containers of less than 45 kilograms and to wholesale LPG sales exclusively to LPG retailers (fraccionadores).

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

More recently, through Resolution No. 249/2021, the Ministry of Energy increased the price of the products contributed to this program from April 2021 to Ps.12,627.

In 2022 the price of the products contributed to this program were increased by Resolutions No. 270/2022, 809/2022 and 861/2022. Back in December 2022, the price per ton of butane and for propane was Ps. 26.800,8.

Then on August 25, 2021, the Secretary of Energy issued Resolution No. 809/2021 which establishes a Temporary Economic Assistance addressed to LPG industry operators (producers, fractionators and distributors). The Transitional Economic Assistance provides for the recognition of 20% of the LPG sales invoiced for the Home Program for the period from August to December 2021, subsequently extended until March 31, 2022. On April 22, 2022, this assistance has been extended until December 31, 2022.

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

The Government compensates us for our participation in the Propane for Networks Agreement. During 2022, these collections have suffered significant delays. As of December 31, 2022, we had Ps. 3,768 million in receivables against the Government in connection with the Households with Bottles Program and the Propane for Networks Agreement.

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

On May 19, 2020, the Government issued Decree No. 488/2020 (“Decree 488”) pursuant to which, among others, the price per barrel of crude oil in the local market was fixed at US$45 until December 31, 2020, subject to review if the “ICE Brent first line” price exceeds US$45 / bbl during 10 consecutive days, and introduced modifications to the tax regime applicable to domestic consumption of fuel and export withholdings.

During fiscal year ended December 31, 2022, the withholding tax rate reached the maximum amount of 8%.

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

See “Item 4. Our Information—D. Property, Plant and Equipment—Environmental, Social and Governance.”

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

The total investment in both the Northern Section and the Southern Section of the pipeline gathering system and the natural gas conditioning plant located at the ending point of both sections was US$260 million, and may potentially amount to up to US$800 million in case there is a decision to expand and make the plant capacity match the gathering pipeline capacity. The 91 miles gathering pipeline formed by the Northern and Southern Sections will capture and transport the natural gas production of eight hydrocarbon areas within the Vaca Muerta play. The natural gas pipelines have a transportation capacity of 60 MMm3/d and the conditioning plant has a capacity of 15 MMm3/d.

Additionally, the connection of the plan located in Tratayén to the Central West Gas Pipeline, belonging to TGN’s regulated transportation system, was completed in 2020.

This project will continue to improve the profitability of the investment made by us and generate business alternatives necessary for the sustainable development of the area by natural gas producers, particularly by providing security in the evacuation of gas volumes committed by some customers under the Gas.Ar Plan.

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

As a consequence of the increase in natural gas production levels recorded in the Neuquina basin, we have recorded increasing levels of utilization of midstream facilities; this is mainly evident in the Vaca Muerta System, which started 2021 capturing and treating flows of around 3.5 MM3/d at the Tratayén plant and ended this year with flows of around 9 MM3/d. To cope with this flow growth, expansion works were carried out at the Tratayén Plant, which had been approved in 2020. These works, completed in September 2021, involved the installation of a new slug catcher and a new stabilizing tower.

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

During February 2023, we concluded the expansion works in Tratayén started in 2022 that consisted in the Installation of two modular gas conditioning plants through Joule Thomson technology, each with a capacity to treat 3.5 MM3/d of natural gas and of a new gasoline stabilizing tower. This project is involved an estimated investment of US$32 million.

New Projects

Our strategy of focusing on the customer and innovation makes us focus on generating business and investment alternatives that allow us to make our investment profitable and thus provide value to our shareholders. Thus, we approved a series of investment projects that will allow us to expand the capacity of the Tratayén Plant:

- Installation of a conditioning plant with a capacity of 6.6 MMm3/d, which will require an estimated investment of US$ 132 million, with start-up scheduled for December 2023.

- Installation of a second conditioning plant with a capacity of 6.6 MMm3/d, which will require an estimated investment of US$ 138 million, with start-up scheduled for mid-2024.

These projects will increase the capacity to provide services to the Vaca Muerta System, improving the profitability of the investment made by us and providing security in the evacuation of gas volumes from producers.

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

With respect to the telecommunications services provided by Telcosur, during the year 2022, agreements were reached that allowed increasing the capacity sold and consolidating the Company’s operations.

In line with the strategy of consolidating the business in the medium and long-term, Telcosur reached agreements with new customers and was able to expand or renew existing agreements. Among the most relevant agreements entered into, we can mention the following:

Agreement with Shell Argentina S.A. (“Shell”)

During 2022 Telcosur entered into an agreement with Shell to link its plants in Bajada de Añelo and Sierras Blancas and its corporate network. The agreement consists of the provision of a data and internet transport service between the aforementioned plants for the operational management of the work. This agreement also involves the construction of a new fiber optic section through the access road to Tratayén, to reach Shell’s Sierras Blancas plant.

Agreement with Vista Oil & Gas Argentina (“Vista”)

The project consisted in the optical fiber linking of Telcosur’s infrastructure in Tratayén with Vista’s infrastructure in the Borde Montuoso field.

Since the link was originally necessary for the gas pipeline connection between we and Vista, Telcosur participated in the engineering definitions of such work in order to make available an extension of the fiber optic network of both parties with the purpose of generating the technical conditions to close the internet sale business. The execution of this project involved the linking of Telcosur’s fiber optic network with Vista’s network.

Agreement with Pampa Energía - El Mangrullo Oilfield (“EMA”)

The project consisted in linking Telcosur’s fiber optic infrastructure in Tratayén with Pampa Energía’s infrastructure in El Mangrullo oilfield. In this opportunity, the linking point was defined in the Vaca Muerta Sur gas pipeline.

In parallel with this network connection, an agreement was reached for the provision of internet service within the oilfield.

In addition, and thanks to the works mentioned above, an agreement was reached with Claro Argentina S.A. (“Claro”) to replace its satellite link for the transport of data from the mobile radio base that was previously in the field, and thus provide a better service to Pampa Energía at the site.

Additionally, an annual maintenance agreement was reached with Pampa Energía.

Installation of fiber optic network in Vaca Muerta

During 2022, work progressed on the installation of a high capacity fiber optic network from Vaca Muerta Norte to Los Toldos for an extension of more than 20 miles, to provide telecommunications services to oil and gas producers and service companies in Vaca Muerta, which require a significant amount of data transmission for their operations and communications.

In 2022, the fiber optic capacity was expanded in Vaca Muerta, making it possible to provide point-to-point or multipoint solutions with constant speed and high capacity, and due to its characteristics with the integration of voice, data, internet and video, it allows optimizing costs.

New technologies

Progress was made with “IoT” radio bases to expand Telcosur’s portfolio of services provided to its customers. Augmented Reality and Drone services were added to Telcosur’s service portfolio.

In addition, the radio transmission system was expanded between the mainland and Tierra del Fuego, which increased network capacity and made a service agreement with new customers viable. In order to provide capacity in Río Grande to meet the demands of customers such as Total, Carrier, YPF, Cirion, CGC and Telecom, among others, a fifth radio beam was added between the stations El Cóndor and Cañadón Alfa, which will increase the capacity of the Río Gallegos to Rio Grande section by approximately 200 MbPs. In addition, a fiber optic link between Río Gallegos and El Cóndor was enabled to transport 1 Gbps circuits.

C. Organizational Structure

The following is a summary diagram of our subsidiaries (Telcosur, CTG and TGSLatam) and affiliates as of December 31, 2022, including information about ownership and location:

(1) Incorporated in Argentina.
(2) Incorporated in Uruguay.
(3) Incorporated in Bolivia.

As of the date of this Annual Report, we are performing the formal steps to liquidate Emprendimientos de Gas del Sur S.A. (“EGS”).

D. Property, Plant and Equipment

Gas Transportation

The principal components of the pipeline system we operate are as follows:

Pipelines. We render natural gas transportation service through a pipeline system that is 5,736 miles long, of which 4,775 miles operated under the License on an exclusive basis. We manage the transportation of natural gas over the remainder of the system under management agreements with the Gas Trust, which owns the remaining portions of the pipeline. The system consists primarily of large diameter, high-pressure pipelines intended for the transportation of large volumes of gas at a pressure of approximately 853-996 pound/square inch. Line valves are installed on the pipeline at regular intervals, permitting sections of the pipeline to be isolated for maintenance and repair work. Gas flow regulating and measurement facilities are also located at various points on the system to regulate gas pressures and volumes. In addition, a cathodic protection system has been installed to protect the pipeline from corrosion and significantly reduce metal loss. All of the pipelines are located underground or underwater.

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

We transport natural gas through four major pipeline segments: General San Martín, Neuba I Gas Pipeline, Neuba II Gas Pipeline and Loop Sur Gas Pipeline, as well as several smaller natural gas pipelines. Information with respect to certain aspects of our main natural gas pipelines as of December 31, 2022, is set out in the table below:

Major Pipeline	Length (miles)	Diameter (inches)	Maximum Pressure (pound/inch)	Compressor Units	Operative Compressor Plants	HP Output
General San Martín	2,852	24/30	853/995	59	17	512,800
Neuba I/Loop Sur	732	24/30	853	18	6	65,800
Neuba II	1,217	30/36	975/995	21	7	194,000
Other (1)	935	Various	Various	6	3	7,500
Total	5,736			104	33	780,100

(1)	Includes 247 miles of transfer pipelines throughout the pipeline system, as well as the Cordillerano pipeline, with a length of 274 miles, and the Chelforó-Conesa pipeline and other minor pipelines.

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

Liquids Production and Commercialization

Our Liquids production and commercialization activities are conducted at our Cerri Complex. It is located near the city of Bahía Blanca and is connected to each of our main pipelines. The Cerri Complex consists of an ethane extraction cryogenic plant to recover ethane, LPG and natural gasoline, together with a lean oil absorption plant to recover LPG and natural gasoline (“Liquids Production and Commercialization”). The facility also includes compression, power generation and storage facilities. The Cerri Complex processing capacity is approximately 47 MMm3/d.

As part of the Cerri Complex, we also maintain at Puerto Galván a storage and loading facility for the natural gas liquids extracted at the Cerri Complex. The Cerri Complex, including the Puerto Galván facility, is currently capable of storing 68,882 short tons of liquids. See this “Item 4.—Our information—B. Business Overview—Liquids Production and Commercialization”.

Other Services

Midstream

As part of this business segment, we provide services related to natural gas including treatment, gathering and gas compression, which are rendered at two treatment plants and three gas compression plants with a total treatment capacity of 10.9 MMm3/d and a total compression capacity of 34,790 HP, respectively.

Throughout the year 2019, we successfully concluded assembly and pressurization works of an important Vaca Muerta gas pipe project that involved an aggregate investment of US$260 million and will be pivotal in the development of Vaca Muerta natural gas reserves. The execution of these works demanded great commitment from our team and compliance with all the terms agreed with our customers. The Vaca Muerta project was executed in three stages:

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

Telecommunication

We own two interconnected networks beginning in the Buenos Aires Province, which consist of (i) a flexible and modern microwave digital network with SDH technology over more than 2,858 miles, which covers the Buenos Aires–Bahía Blanca–Neuquén routes to the West and the Buenos Aires–Bahía Blanca–Comodoro Rivadavia–Río Grande routes to the South, and (ii) a dark fiber optic network of approximately 1,056 miles, which covers the La Plata–Buenos Aires–Rosario–Córdoba–San Luis–Mendoza routes. There is also a network in the Patagonia region, which consists of a “lit” fiber optic network of approximately 373 miles, which covers the Puerto Madryn–Pico Truncado route.

Environmental, Social and Governance

We are committed to managing its business and operating its facilities in compliance with the requirements of applicable legislation and the requirements to which it voluntarily adheres, satisfying the expectations of its customers and prioritizing the quality of its services, the prevention of pollution and the health and safety of its personnel and contractors, through the continuous improvement of the effectiveness of its management system.

In this regard, during 2022 we have been working on the design of the first ESG Plan (the “ESG Plan”) in which we prioritized the thematic axes and lines of action that will guide our strategy in this area.

Environment

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

In the framework of strengthening sustainability management, progress was made in the first stage of our environmental improvement program (the “Environmental Improvement Program”), with the aim of managing projects that reduce the environmental impact of our operations. A series of projects focused on optimizing the measurements of environmental variables was carried out in order to have a baseline on which to set objectives associated with improvement projects, such as the calculation of the our carbon footprint, and the balance of energy efficiency in the Cerri Complex, Galván Plant and headquarters. We continue to evaluate technical alternatives with the goal of achieving “zero effluent” in the Cerri Complex.

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

The Environmental Improvement Program seeks to reduce negative environmental impacts and avoid lawsuits for environmental issues and non-compliance with legislation. To meet its objectives, the following projects have been developed:

•	inventory of emissions;

•	monitoring of emissions from the Cerri Complex;

•	zero effluent in the Cerri Complex;

•	diagnosis of energy efficiency in the Cerri Complex, Puerto Galván and our headquarters;

•	measurement of the vents generated using seals; and

•	sewage effluent treatment plant in Plaza Huincul.

In 2022 we worked on the strategic environmental plan (the “Strategic Plan”) in which we integrated the environment in all phases of the business processes, from strategic decision making to risk and opportunity management, planning, design, and execution of activities. This plan comprises the following strategic axes and action plans and programs:

•
Mitigation and adaptation to climate change through the application of new technologies, reduction strategies, promotion of energy efficiency and renewable energies, as well as encouraging biodiversity conservation.

•
Addressing GHG emissions management issues (emission reduction targets to 2030, assessment of the carbon neutrality gap to 2050, exploration of carbon markets, certification of the emissions inventory with ISO 14064 Standard); together with energy efficiency programs (ISO 50001 energy management system, renewable energy incorporation plan), biodiversity promotion (species inventory and protected area surveys), sustainable mobility plan and incorporation of low-emission vehicles, and environmental mitigation and environmental risk prevention measures (including climate risks).

•
Proactive environmental leadership to anticipate the needs of the context, including technological innovation issues with a focus on emerging engineering solutions to analyze the applicability in tgs, and, environmental promotion and awareness programs to distinguish the environmental performance of the facilities.

•
Circular economy as a model of production and consumption in our operations, to promote the efficient use of energy and natural resources, establishing activities aimed at improving their management within the framework of the circular economy.

•
To promote integrated waste management in all our facilities, promoting the treatment and recovery of effluents for irrigation and water care, and the determination of the water footprint. It also includes actions to identify sustainable suppliers and generate strategies for the supply of sustainable equipment and materials.

•
Each of the 3 axes of the Strategic Plan are linked to the Sustainable Development Goals (SDGs) and represent the current and future commitments of our company, recognizing the leading role of natural gas within the energy matrix towards the transition to low-carbon energies.

Energy

With the purpose of incorporating renewable sources for our own energy consumption, we started the first experiences of incorporating photovoltaic panels in different areas and sectors to have a first diagnosis.

In 2022 we evaluated the possibility of developing corrosion protection systems using hybrid energy (solar panels and wind energy). The plan is to move forward with this issue in 2023 and progressively incorporate renewable energy sources. Regarding the incorporation of solar panels, we highlight:

- Installation of photovoltaic panels on scraper traps. To allow the opening positioning on the valves to be visualized in the SCADA, solving the difficulty that there is no availability of stable electric power required by the system.

- Incorporation of panels in Buenos Aires Metering Stations. At Nudo Las Heras Plant, an important point within the jurisdiction of Base Gutierrez, due to the crossing of the two NEUBA gas pipelines, but with difficult access, no cellular signal and power outages, solar panels were installed to maintain the energy consumption of the measuring, communication and signaling instruments of said facility. Other measurement sites where panels have been installed are Mercedes, Navarro, Saladillo, Roque Perez and General Belgrano.

New solar panels will soon be installed at the Buchanan and Ezeiza stations, which have already been acquired by tgs.

- Luminaire in emergency exits of LED plants with photovoltaic panels. In most of our facilities, the original design of the perimeter lighting did not include the emergency exit doors. For this reason, some facilities began to install luminaires at these sites to facilitate access. An example of this is Planta Compresora Olavarría and Buchanan, both in the province of Buenos Aires, which incorporated solar lighting that operates in the absence of natural light and with a motion sensor.

Emissions

In order to contribute to global efforts to reduce Greenhouse Gas (GHG) emissions, and as a midstream and natural gas transportation company, we are responsible for this finite resource. Therefore, we established our commitment to GHG emissions management.

Initially, we worked on implementing a system that favors the registration of data in each of our facilities, with the challenge that this presented due to the geographical dispersion of our company. The tool chosen for the integrated and robust management of information was SAP EHSM, and together we made progress in identifying all sources of GHG emissions from the facilities.

In 2019, we began calculating the carbon footprint of our two main businesses, natural gas transportation and Liquids production and commercialization. In parallel to the optimization work of the data collection system, we implemented tours in our facilities for the actual measurement of dry and wet seal venting by type of equipment, in order to validate the emission coefficient reported by the seal manufacturer.

In a second instance, after knowing the main contributions to our emissions, we made investments to reduce venting, such as the stopper tool that allows us to reduce the amount of natural gas vented by pipeline maintenance. In 2021, we included the calculation of the carbon footprint for our Other Services segment following the GHG Protocol (Greenhouse Gas Protocol) guidelines.

In 2022, we worked on the company’s emissions map, in order to know our emissions profile and be able to establish goals for reducing and managing them. The following two graphs show our emissions contributions by category and methane emissions by generation source.

Biodiversity

In order to protect biodiversity in the places where tgs operates, we identified existing protected areas in the provinces reached by our businesses. In this sense, we have made progress with the design of an afforestation policy that we expect to be approved and implemented during 2023.

We are currently conducting a survey of existing trees at our facilities to determine the general condition of individuals, perform a specific characterization, verify the percentage of coverage, and identify opportunities for sustainable and conscious afforestation with native species. By 2023, the purpose is to advance with these surveys in the remaining facilities and, in parallel, to quantify the carbon sinks.  The goal is to have 100% of our facilities surveyed by 2025.

Social

Our social strategy is focused on contributing to the health and safety of people and the development of the communities where we operate, generating opportunities for professional development.

Within this framework, we develop various professional training activities for our people. With regard to occupational health, during 2022 we continued working on the development and implementation of the Emotional Wellness Program. Finally, during 2022 Occupational Health continued to focus on pandemic management by following up on confirmed and suspected cases of COVID, isolating symptomatic personnel, communicating protocols and recommendations to preserve the health of employees and ensure the continuity of our company’s operations, among other actions.

With respect to safety and hygiene, during 2022, the our Culture Program continued as a value, with the participation of more than 200 employees. The main objective of this program is to promote the Culture of Preventive Leadership for an Interdependent Organization. It is developed in a space of interaction between Environmental area referents, Facility leaders and the members of the respective work teams. This program generates actions and commitments generated from good practices by both parties that result in improvements for the processes, tasks or conditions of Safety, Hygiene, Environment and Quality, for the Facility or the participating Sector. The good practices will be chosen by the Communities, which will be applicable to the whole Company.

tgs has an Occupational Hygiene Program. It is a preventive program that studies the conditions of the work environment, identifying, evaluating and controlling physical, chemical and biological risk agents of occupational origin. It is a preventive discipline that analyzes working conditions in order to reduce the occurrence of occupational diseases.

Within this program, the agents within the respective work environments are identified and the concentrations and exposures of workers to them are determined. Then, a risk assessment is carried out, proposing and applying preventive measures that eliminate or minimize exposure, determining collective conclusions for the improvement of the process or the workplace.

Governance

In May 2022, we presented our Sustainability Report 2021, which brings together the environmental, social and economic indicators of its management, based on the prioritization of the Sustainable Development Goals (SDGs), in line with the principles established by the United Nations. The 2021 Sustainability Report uses the sustainability guidelines of reference worldwide, such as the Global Reporting Initiative (GRI) and the Sustainability Accounting Standards Board (SASB).

On the other hand, in 2022 risk management was included as a key issue in the ESG Strategic Plan defined by the Company, aiming to implement the respective action plan during 2023.

Information Technology

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. As with other companies, our information technology systems may be vulnerable to damage or interruption from cyber-attacks and other security breaches.

We follow the Cybersecurity Framework developed by U.S. Department of Commerce’s National Institute of Standards and Technology (“NIST”). We assess the maturity level tested against the latest cybersecurity trends and disclosure research. Our framework follows NIST’s five core functions to help us identify cybersecurity compliance gaps and requirements.

We depend on digital technology, including information systems to process financial and operating data. Our business has become dependent on digital technologies to conduct day-to-day operations and we may be subject to cyberattacks or other risks related to new technologies.

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2022, 2021 and 2020 relate to the fiscal years ended December 31, 2022, 2021 and 2020, respectively.

We maintain our accounting books and records in pesos. Our Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with the accounting policies based on IFRS as issued by the IASB.

Our management considers that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in terms of IAS 29, effective as of July 1, 2018. As a result, (i) our audited consolidated statements of financial position as of December 31, 2022, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the year ended December 31, 2022, included elsewhere in this Annual Report have been prepared using hyperinflation accounting in accordance with IAS 29, and (ii) our audited consolidated statements of financial position as of December 31, 2021, and our audited consolidated statements of comprehensive income, changes in equity and cash flows, and the related explanatory notes for the years ended December 31, 2021 and 2020, included elsewhere in this Annual Report have been restated to Current Currency in accordance with IAS 29 for comparative purposes. Thus, the Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant pesos as of December 31, 2022.

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

We have described each of the following critical accounting policies in order to provide an understanding about how our management forms judgments and views with respect to such policies and estimates:

•	impairment of property, plant and equipment (“PPE”);

•	provisions for legal claims and others; and

•	income tax – deferred tax assets and tax credits.

For additional information regarding our Critical Accounting policies, see Note 5 to our Financial Statements.

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

Sources of revenue

Natural gas transportation

Our Natural Gas Transportation operations derive revenues from the sale of transportation capacity to customers. The applicable rates derive from the tariff tables published by ENARGAS by remained unchanged between April 2019 and March 2022.

For additional information see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation.”

Production and commercialization of Liquids

Our production and commercialization of liquids operations generate revenues from the sale of propane, butane, ethane and natural gasoline, in the local and international markets. Regarding propane and butane, sold in the local market we sell our production mainly under the programs stated by the Government.

We also provide certain related services comprising reception, storage and dispatch of the liquids from the facilities located in Puerto Galván.

For additional information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Other services

The services included in the Other Services segment consist mainly in: (i) treatment, removal of impurities and natural gas compression, including the collection and transport of natural gas, (ii) inspection and maintenance of pipelines and compressor plants, (iii) services of steam generation for electricity production and management services for expansion works and steam generation for the production of electricity, and (iv) natural gas transportation and conditioning services in Vaca Muerta.

Telecommunications

Our telecommunications services are derived from the sale of our capacity to customers.

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

For the year ended December 31, 2022, 25% and 63% of our revenues were attributable to our Liquids Production and Commercialization segment and to our Natural Gas Transportation business segment, respectively.

The following table sets forth, for the years indicated, the variation of key macroeconomic indicators in Argentina during the years specified below, as reported by official sources.

	2022	2021	2020
WPI (in %)	94.8	51.3	35.4
CPI (in %)	94.8	50.9	36.1
Devaluation of pesos vs. dollar (in %)	72.5	22.1	40.5
Real GDP (pesos of 2004) (% change)	5.9	10.4	(9.9)
Industrial production (% change)	4.5	10.4	5.3
Transportation services tariffs increase(1)	60.0	—	—

Source: INDEC, Banco Nación, Statistical Agencies for the Province of San Luis and the City of Buenos Aires.
(1)	Tariff increase granted since March 2022.

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

During the past five years CPI, measured by INDEC, has remained high in Argentina. During 2019, the Argentine government adopted measures intended to control inflation, which contributed to a deep recession. Despite these efforts, inflation in Argentina continued to rise, particularly since 2020 and because of the measures taken by the government to contain the population during the COVID. Considering the CPI, inflation was 94.8%, 50.9%, 36.1%, 53.8% and 47.6% in the years ended December 31, 2022, 2021, 2020, 2019 and 2018, respectively.

In February 2023, the INDEC published the CPI which rose to 6.6%, 102.3% when measured year-on-year.

Unless we can implement measures that allow us to mitigate the impact of inflation on our costs and increasing the efficiency, inflation may materially adversely affect our financial condition and results of operations.

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

On January 7, 2016, the new leadership of the INDEC declared a “national statistical emergency” and implemented several reforms to reorganize the INDEC. As a result, the INDEC did not publish CPI data until June 2016, with information from April 2016. During the implementation of these reforms, the INDEC used the figures for CPI and other official statistics published by the Province of San Luis and the Autonomous City of Buenos Aires. The CPI for the first four months of 2016 and November and December 2015 has not been published. Further, there are no communications from the INDEC expressing their intention to recalculate CPI for those months.

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

Since June 2018, the International Practices Task Force of the Center for Quality, which monitors “highly inflationary countries”, categorized Argentina as a hyperinflationary country.

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

As of the IAS 29 transition date (January 1, 2016), we applied the following rules to express the shareholders’ equity accounts in the currency unit as of December 31, 2022:

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

Because Natural Gas Transportation business segment sales represented 25% of our total revenues during the year 2022, and are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our tariffs would decrease our revenues in real terms and adversely affect our results of operations.

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

Since December 31, 2019, the accumulated variation of the CPI exceeds the threshold set for the application of the income tax inflation adjustment. For the year 2022, we recorded a loss of Ps. 3,782 million in our Income Tax line item of our Statement of Comprehensive Income regarding the application of the above-mentioned tax inflation adjustment.

Economic situation and outlook

We operate in a complex economic context whose main variables have recently had strong volatility. According to the WEO issued by the IMF, world GDP is expected to have grown by 3.4% in 2022 and to grow by 2.9% in 2023. These weaker growth estimates since 2001, except for the financial crisis and the deepest stage of COVID, signify a slowdown in developed economies, the impact of measures taken to mitigate the effect of rising global inflation and the restrictions imposed by China to maintain its zero COVID policy.

Inflation, the highest in recent decades, has been the most impactful economic variable in 2022. It has been driven by supply chain restrictions and the conflict between Ukraine and Russia. The most affected goods were those linked to energy, raw materials, and food. However, the rapid increase in demand and employment in countries such as the United States has also put upward pressure on prices.

This global macroeconomic backdrop has been particularly challenging for emerging markets and developing economies. The appreciation of the U.S. dollar added pressure to domestic prices and rising interest rates to the external financing accessed by these countries. This and capital outflows have caused these countries to have problems refinancing their indebtedness.

During the first quarter of 2022, Argentina and the IMF reached an agreement where fiscal and monetary goals were established, and a refinancing of maturities was obtained. However, the inflationary inertia continues, and as of December 31, 2022, year-on-year inflation reached 94.8%.

The main macroeconomic issues and the measures adopted by the Government are described below:

Economic activity, poverty and unemployment

In recent years, the Argentine economy suffered a significant impact from the crisis generated by COVID to the difficult moment that the international economy is experiencing due to high inflation and the conflict between Russia and Ukraine.

In this sense, after the abrupt economic slowdown produced in 2020 as a result of the sanitary measures imposed, the economy has begun a path of recovery in 2021, reaching an increase of 10.4% in the Monthly Estimator of Economic Activity (“EMAE”). This trend was reduced during 2022, showing that indicator a positive variation, as of November of that year, of 2.6% year-on-year. Recent estimates predict that given the volatile Argentine and international situation, economic growth would slow down during 2023.

Additionally, the unemployment presented a rate of 7.1% for the third quarter of 2022, according to the latest information provided by INDEC.

Likewise, the pandemic has had a profound initial impact on the lowest-income sectors. The latest official statistical data available from INDEC corresponds to the first semester of 2022 and indicates that in that period poverty reached 36.5%.

Fiscal imbalance

The primary fiscal deficit continued to be high, amounting in 2022 to 2.4% of the Gross Domestic Product (“GDP”). For its part, the financial deficit amounted to 4.2% of GDP. The reduction compared to 2021 was mainly due to the reorganization of the fiscal accounts carried out in order to meet the goals agreed with the IMF in the Extended Facilities Program.

Tariff policy

Reducing the fiscal deficit is one of the central issues within the framework of the principle of agreement with the IMF, and a large part of the deficit is explained by the growth of subsidies that cover the delay with tariffs. Public services tariffs have been virtually (in some cases completely and in others partially) frozen for almost 24 months.

During 2022, public service companies only received temporary rate increases since the RTI renegotiation process has not been completed. In fact, towards the end of 2022, the Government extended its completion period until the end of 2023.

Likewise, in order to encourage production, to reduce the impact on certain types of natural gas consumers and to reduce the subsidies paid to natural gas producers, as from November 2020, the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 was established through Decree No. 892/2020 (the “Gas.Ar Plan”).

In addition, the conflict between Russia and Ukraine has been a major factor of global destabilization that led to a significant increase in the price of commodities, including natural gas. In this context, at the end of 2022, the Argentine Government announced an agreement for the supply of natural gas from Bolivia during the winter period. This new agreement includes lower quantities of natural gas provided by Bolivia. Notwithstanding, the increase in natural gas prices could negatively affect Argentina’s current fiscal imbalance. Also, the availability and price of natural gas are key factors for the normal development of the Cerri Complex’s Liquids production activities.

Monetary imbalance and inflation

The country faces certain monetary imbalances aggravated by the high level of monetary issue as a result of the assistance measures adopted by the Government, thus pressing the international reserves of the BCRA. The fall in the BCRA’s international reserves, accompanied by an increase in its monetary liabilities, has led to a tightening of the foreign exchange regulations that imposed restrictions on the accumulation and consumption of foreign currency and payments abroad, which in turn generated a significant gap between the official exchange rate and that of freer trading venues. For further information, see “Note 16 - Financial Risk Management” to our Financial Statements included elsewhere in this Annual Report.

In order to deal with this situation, the Government has adopted several measures, among which we can mention: maximum price plans for certain food products, limitations to increases in utility tariffs and a limited exchange rate devaluation policy.

According to the latest Survey of Market Expectations carried out by the BCRA corresponding to December 2022, the median resulting from the estimates made by the 37 participants of the REM, showed an expected inflation of 98.4% for 2023.

Public debt

In 2022, an extremely important milestone was achieved, which was the agreement reached with the IMF for a new Extended Facilities Program. With a duration of 30 months, disbursements are made over 10 years, with four and a half years of grace, this program allows the country to postpone its maturities with the agency and strengthen its reserves in the short term. Among the commitments assumed is gradual fiscal consolidation -reaching equilibrium in 2025- together with the reduction of monetary financing of the deficit and the accumulation of reserves to gain some freedom in monetary policy.

Currency Exchange market

The low level of reserves in the BCRA has led the National Government to maintain a very restrictive exchange control for the purchase of foreign currency in the MULC, in which the price of the U.S. dollar on December 31, 2022, was $176.96 (buyer) and $177.16 (seller), representing an increase of approximately 72%, well below inflation as measured by the CPI. However, as of December 31, 2022, the gap with respect to the alternative quotations of the U.S. dollar obtained in the market was close to 100%.

Since the primary elections that took place in September 2021, the BCRA had to tighten the exchange rate clamp to try to stop the leak of foreign currency, establishing, among other measures, greater restrictions on access to the MULC for imports. For further information, see “Note 16.1.1. – Risk associated with exchange rate” to our Financial Statements included elsewhere in this Annual Report.

The current economic context, and in particular, the exchange market generates expectations that the local currency will continue to devaluate, being a relevant aspect the speed with which this issue may develop in the next months, as well as other restrictions and/or developments in the exchange market with effects on different aspects of the economic activity, such as foreign trade and others.

Our management permanently monitors the evolution of the situations affecting its business, in order to determine the possible actions to be taken and identify the eventual impacts on its financial position and the results of its operations. The Company’s financial statements should be read considering these circumstances.

While our business continued growing in 2022, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina.”

Management review of 2022 and outlook

Review

During 2022, our financial position has remained stable and, as discussed in “B. Liquidity and capital resources”, cash flow from operations has been sufficient to finance our investment plans and capex for 2022. As of December 31, 2022 there have not been material changes to our Statement of Financial Position compared to December 31, 2021.

Our revenues were negatively impacted by the evolution of inflation and the lack of tariff adjustment of the natural gas transportation segment, among others. For further information, see “Discussion of results of operations for the years ended December 31, 2022 and 2021” below.

On August 16, 2022, RG No. 5268/2022 established by the AFIP, set forth a new and additional extraordinary advance payment of income tax on account to the general advance payment regime. For fiscal year 2022, we paid to the AFIP Ps. 3,368 million for this concept. During fiscal year 2022, we have made a total income tax advance payment of Ps. 25,688 million compared to Ps. 8,360 million in fiscal year 2021.

During 2022 we have not incurred in significant new indebtedness, and we have allocated our short-term investment in financial instruments to protect our financial position from inflation and devaluation. However, we cannot assure that the evolution of inflation and other macroeconomic variables will not have an adverse effect on our financial position and results of operations. For further information, see “Item 3. Key Information—D. Risk Factors”.

Outlook and other material events that may impact the our financial condition

In 2023, we expect to continue negotiating with ENARGAS the tariffs adjustments under the RTI process that will allow us to obtain a fair and reasonable tariff.

Regarding the Liquids segment, the current conflict between Russia and Ukraine, together with the global inflationary context and increase in NGL costs, are expected to increase the volatility in international reference prices. Additionally, as a result of the increase in sea freight costs, the prices at which our products are exported are foreseen to be subject to reduced margins, which could negatively impact the operating margins of the Liquids business segment.

We are expecting inflationary cost to continue at an elevated level throughout 2023 across our business.

To prepare for our long-term growth, we expect to continue focusing on Vaca Muerta and exploring alternatives that will allow us to profit from our investments and to increase our portfolio of services.

New accounting pronouncements adopted after January 1, 2022, and pronouncements not yet effective as of December 31, 2022

For more information, see Note 4.a Critical accounting policies to our Financial Statements.

Discussion of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table presents a summary of our consolidated results of operations for the years ended December 31, 2022 and 2021, stated in millions of pesos, and the increase or decrease and percentage of change between the periods presented:

	Year ended December 31,
	2022	2021	Variation	Percentage of change
	(in millions of pesos)
Revenues	164,525	173,320	(8,795)	(5.1)
Net costs of sales	(96,042)	(92,843)	(3,199)	3.4
Gross profit	68,483	80,477	(11,994)	(14.9)
Administrative and selling expenses	(15,958)	(14,336)	(1,622)	11.3
Other operating results	(76)	251	(327)	(130.3)
Operating profit	52,449	66,392	(13,943)	(21.0)
Net financial results	(3,160)	(850)	(2,310)	271.8
Share of profit from associates	90	41	49	119.5
Income tax expense	(17,061)	(24,811)	7,750	(31.2)
Total comprehensive income for the year	32,318	40,772	(8,454)	(20.7)

Year 2022 Compared to Year 2021

Total comprehensive income

For the year ended December 31, 2022, we reported a total net income and a total comprehensive income of Ps. 32,318 million, which represents a Ps. 8,454 million decrease compared to the total net income and total comprehensive income of Ps. 40,772 million reported in 2021.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps. 164,525 million in 2022, which represents a Ps. 8,795 million decrease compared to the 2021 fiscal year. This decrease was mainly due to the reduction in the Natural Gas Transportation and Liquids Production and Commercialization business segments revenues of Ps. 7,086 million and Ps. 4,345 million, respectively.

•
Net cost of sales, including depreciation of fixed assets, reached Ps. 96,042 million in 2022, which represents a Ps. 3,199 million increase compared to the 2021 fiscal year. This increase was mainly due to: (i) the growth in the cost of natural gas processed in the Cerri Complex (mainly due an increase in price, measured in constant pesos) by Ps. 3,131 million, (ii) labor costs by Ps. 1,259 million and (iii) depreciations by Ps. 931 million. These effects were partially offset by a decrease in the repair and maintenance costs by Ps. 1,348 million and third parties services by Ps. 676 million.

•
Administrative and selling expenses were Ps. 15,958 million in 2022, which represents a Ps. 1,622 million increase compared to the 2021 fiscal year. This increase was mainly due to higher: (i) labor costs by Ps. 590 million, (ii) tax on export and taxes by Ps.697 million, (iii) services received from third parties by Ps. 290 million and a lower charge for doubtful accounts by Ps. 130 million. These effects were partially offset, principally, by a decrease in turnover tax of Ps. 222 million.

During 2022, subsidies increased by Ps.1,341 million, this mainly driven by the increase in international prices and the lack of updating of the prices paid in the local market. For more information see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

Net cost of sales for the years ended on December 31, 2022 and 2021, represented 58.4% and 53.6%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2022 and 2021, represented 9.7% and 8.3%, respectively, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2021 and 2020.”

Share of profit from associates

For the year ended December 31, 2022, we recorded a profit from our investment in associates of Ps.90 million, compared to the profit of Ps.41 million recorded in 2021.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line (“Gain on monetary position”). Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2022 and 2021, are as follows:

	Year ended December 31,
	2022	2021
	(in millions of pesos)
Financial income
Interest income	1,834	1,543
Foreign exchange gain	27,942	11,844
Subtotal	29,777	13,387
Financial expenses
Interest expense	(6,798)	(8,703)
Foreign exchange loss	(52,106)	(24,239)
Subtotal	(58,904)	(32,943)
Other financial results
Notes repurchase results	(1,030)	(807)
Fair value (loss) / gain on financial instruments through profit and loss	(128)	(157)
Derivative financial instruments results	24,128	2.320
Other financial charges	(771)	(961)
Subtotal	22,200	395
Gain on monetary position	3,768	18,311
Total	(3,160)	(850)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2022, the net financial loss increased by Ps. 2,310 million compared to the 2021 fiscal year. This negative variation is mainly due to the lower gain on net monetary position (due to the lower net monetary liability position during 2022) and the higher negative net foreign exchange difference. These effects were partially offset by the gain recognized in 2022 for generated by financial assets measured at fair value and higher interest.

The selling peso/U.S. dollar ended exchange rate closed at a value of Ps. 177.96 per U.S. dollar as of December 31, 2022, representing an increase of 72% (or Ps. 74.44 per U.S. dollar) compared to the exchange rate observed at the closing of 2021. As of December 31, 2021, said rate had increased by 22% (or Ps. 18.57 for each U.S. dollar) regarding its quote at the closing of the 2020. For its part, our net liability position in U.S. dollars has been reduced in 2022.

Income tax

Income tax for fiscal year 2022 was an expense of Ps. 17,061 million, compared to the expense of Ps. 24,811 million in fiscal year 2021. The lower income tax charge was primarily due to the decrease in taxable income in fiscal year 2022.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2022 and 2021:

	Year ended December 31,		Year ended December 31, 2022 compared to year ended December 31, 2021
	2022	2021	Variation	Percentage Change
	(in millions of pesos)
Natural Gas Transportation(1)
Revenues from sales	41,808	49,484	(7,676)	(15.5)
Net cost of sales	(29,357)	(30,399)	1,041	(3.4)
Gross profit	12,451	19,085	(6,634)	(34.8)
Administrative and selling expenses	(7,250)	(7,174)	(76)	1.1
Other operating expense	(180)	(397)	(216)	(54.4)
Operating profit	5,021	11,514	(6,494)	(56.4)
Liquids Production and Commercialization
Revenues from sales	104,215	108,560	(4,345)	(4.0)
Net cost of sales	(58,785)	(56,281)	(2,504)	4.4
Gross profit	45,430	52,279	(6,849)	(13,1)
Administrative and selling expenses	(6,567)	(5,553)	(1,014)	18.3
Other operating income	38	627	(589)	(93.9)
Operating profit	38,901	47,353	(8,452)	(17.8)
Other Services
Revenues from sales	18,747	16,138	2,609	16.2
Net cost of sales	(8,408)	(7,295)	(1,113)	15.3
Gross profit	10,339	8,843	1,496	16.9
Administrative and selling expenses	(1,964)	(1,476)	(488)	33.1
Other operating (expense) / income	66	20	46	227.9
Operating profit	8,441	7,387	1,054	14.3
Telecommunications
Revenues from sales	919	892	27	3.0
Net cost of sales	(657)	(623)	(33)	5.4
Gross profit	263	269	(6)	(2.4)
Administrative and selling expenses	(177)	(132)	(44)	33.6
Other operating expense	-	1	(-)	(48.7)
Operating profit	86	138	(51)	(37.3)

(1)	Includes intersegment revenues of Ps. 1,165 million and Ps. 1,754 million for the fiscal years 2022 and 2021, respectively.

Regulated Natural Gas Transportation Segment

The Natural Gas Transportation business segment represented 25.4% and 28.5% of our total revenues during the years 2022 and 2021, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. We also provide interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, we render operation and maintenance services for the Natural Gas Transportation facilities, which belong to certain gas trusts created by the Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to ENARGAS regulation.

For additional information regarding the history of our discussions with various governmental authorities in relation to the adjustment of our gas transportation tariffs see “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework.”

•
During 2022, the Natural Gas Transportation business segment recorded an operating profit of Ps. 5,021 million, compared to a Ps.11,514 million profit recorded in 2021. The main factors that affected the results of operations of this segment compared to 2022 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps.7,676 million for the year 2022 compared to 2021;

•	During 2022, we had only received a nominal tariff increase of 60% as of March 1, 2022 while annual inflation was 94.8%.

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2022, decreased by Ps.4,822 million for the year 2022 compared to 2021, as we had only received a nominal tariff increases of 60% as of March 1, 2022, while the cumulative inflation rate for the Year 2022 was 94.8%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates—Actual Rates” for additional information;

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 1,994 million for the year 2022 compared to 2021. The decrease mainly resulted from tariff increase discussed above, partially offset by higher volumes dispatched;

•
Revenues relating to the CAU decreased by Ps. 270 million for the year 2022 compared to 2021 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2022 decreased by Ps. 965 million, from Ps. 37,573 million to Ps. 36,607 million, as compared to the year ended December 31, 2021. This decrease was mainly attributable to lower PPE maintenance expenses of Ps. 1,487 million, as during 2022 we performed less repairs, technical operator assistance fees of Ps. 463 million and lower turnover tax by Ps. 488 million. These effects were partially offset, principally, by higher: (i) labor costs of Ps. 543 million, (ii) depreciation of Ps. 621 million;

•	Other operating expenses decreased by Ps. 216 million for the year 2022 compared to 2021, primarily as a result of higher provision for contingencies.

The Government has not issued the necessary resolutions to carry out the RTI process according to the Solidarity Law, but we have received a 60% transitory tariff increase effective since March 1, 2022.

On March 15, 2023, ENARGAS submitted to us a proposal for an addendum to the RTI. The proposal includes a transitional tariff increase of 95%. As of today, the addendum has not yet been implemented.

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

The Liquids Production and Commercialization segment represented 63.3% and 62.6% of our total revenues during the years ended December 31, 2022 and 2021, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and is connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2022 and 2021, all of our sales were made for our own account.

All ethane produced by our Liquids segment in the years ended December 31, 2022 and 2021 was sold locally to PBB.

Our ethane sales for the years 2022 and 2021 represented 24.6% of our Liquids Production and Commercialization net revenues.

In 2022, we sold 50.9% of our production of LPG in the local market to LPG marketers, compared to 55.1% in 2021, with the remainder exported to LPG traders. In addition, all natural gasoline produced during 2022 and 2021 was exported. For more information about these contracts, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

The total annual sales for the Cerri Complex for 2022 and 2021 in tons were as follows:

	Years ended December 31,		Year ended December 31, 2022 compared to year ended December 31, 2021
	(volumes in tons)		(volumes in tons)
	2022	2021	Increase/ (Decrease)	Percentage Change
Local Market
Ethane	329,232	353,078	(23,846)	(6.7)
Propane	215,753	238,284	(22,531)	(9.4)
Butane	185,472	181,952	3,520	1.9
Subtotal	730,457	773,314	(42,857)	(5.5)

Exports
Propane	194,810	144,801	50,009	34.5
Butane	78,460	85,627	(7,167)	(8.4)
Natural Gasoline	125,277	115,677	9,600	8.3
Subtotal	398,547	346,105	52,442	15.5
Total Liquids	1,129,004	1,119,419	9,585	0.9

Export revenues from our Liquids Production and Commercialization segment command a price premium, as compared to our domestic market sales, primarily as a result of regulation of domestic prices See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Exports.”

For the years ended December 31, 2022 and 2021, the total accrued exports withholding amounted to Ps.3,659 million and Ps.3,070 million, respectively.

In the domestic market, the Secretary of Energy continued issuing a series of measures with the aim of reducing the impact of the subsidies in public accounts in order to reduce the negative impact that the participation in the Households with Bottles Program and Propane for Networks Agreement have in the results of operations of natural gas liquids producers. These measures include an increase in the sales price from selling LPG bottles the above-mentioned agreements.

The sales prices under the program for fiscal years 2022 and 2021 were as follows:

Resolution Nro.	Period	Ps. Per ton (at values determined by each resolution)
249	April 2021 to April 2022	Ps. 12,627
270	April 2022 to July 2022	Ps. 15,152
609	July 2022 to August 2022	Ps. 17,500
609	September 2022 to October 2022	Ps. 18,375
861	November 2022 to December 2022	Ps. 26,801

Over the first months of 2023, the Secretary of Energy approved further price increases. On August 25, 2021, the Secretary of Energy issued Resolution No. 809/2021, which establishes a Temporary Economic Assistance aimed at operators in the LPG industry (producers, fractionators, and distributors). The Transitory Economic Assistance provides for the recognition of 20% on the invoicing of the sale of LPG destined for the Home Program for the period August to December 2021, subsequently extended until March 31, 2022. On April 22, 2022, this assistance has been extended until December 31, 2022.

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

During 2022 the Liquids Production and Commercialization business segment recorded operating profit of Ps.38,901 million, compared to Ps.47,353 million in 2021. The main factors that affected the results of operations for this segment compared to 2021 were the following:

•
Segment revenue decreased by Ps.4,345 million for the year 2022 compared to 2021. This negative effect was mainly due to the negative real exchange rate variation by Ps. 18,564 million and lower volumes of ethane and butane dispatched by Ps. 2,613 million. These effects were partially offset by higher ethane by Ps. 6,093 million and international benchmark prices by Ps. 5,015 million and higher volumes of natural gasoline and propane shipped by Ps. 4,784 million.

•	Subsidies increased by Ps. 1,221 million in the year 2022 compared with 2021.

•	In 2022 propane, butane and natural gasoline average export prices recorded increases of 5%, 8% and 16%, respectively, compared to 2021.

•	During 2022, the production of Liquids reached 1,129,004 tons (9,585 tons or 0.9% more than in 2021).

•	It should be noted that there were no production restrictions during the winter period, as a result of a greater supply of local gas due to non-conventional gas developments;

•
Notwithstanding the changes made to the Households with Bottles Program to supply butane to the domestic market described above, our obligations under this program continues to have an adverse impact on this segment, resulting, under some circumstances, in a negative operating margin on domestic sales of LPG;

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2022, increased by Ps. 3,518 million, to Ps. 65,352 million from Ps. 61,834 million, as compared to the year ended December 31, 2021. This increase was mainly due to higher: (i) cost of natural gas purchased as RTP of Ps. 3,131 million (principally as a consequence of the increase in the price of the natural gas), (ii) taxes of Ps. 657 million (especially tax on exports) and iii) salaries, wages and other compensations by Ps. 201 million. These effects were partially offset by technical operator assistance fees of Ps. 749 million; and

•	Other operating expenses decreased by Ps. 589 million.

In 2022, export revenues from the Liquids Production and Commercialization segment were Ps.46,314 million and accounted for 28% (26% in 2021) of total net sales and 44% (41% in 2021) of total Liquids Production and Commercialization revenues.

In 2022, we exported propane and butane at spot prices, which allowed us to capture opportunities associated with different market niches, allowing us to considerably increase the individual fixed prices of each operation.

We sold our LPG exports at spot prices and to the date of this Annual Report, we are under negotiations for new agreements.

As in prior years, in the period ranging from May to September 2022, the sales of these products were conducted mainly in the domestic market, due to the restrictions in natural gas consumption for the production of Liquids and governmental requirements to supply the domestic market within the framework of the programs outlined by the Government for the supply of LPG.

Regarding the export of natural gasoline, after the termination of the term contract with Petrobras Global Trading B.V. traded until January 31, 2021, spot trades with Trafigura Pte Ltd were conducted until May. Starting in June, we traded with Trafigura Pte Ltd under a term agreement, with an extension until March 2023 inclusive.

In March 2023, we signed a new agreement with Trafigura to export natural gasoline. This agreement will expired in February 2024 and includes similar conditions as the previous one.

As mentioned above, overall international prices showed a rising trend, mainly in the first quarter of 2022, slightly contracting during the first half of the year and towards the year end. International prices are expected to increase in the short term, though below the averages of the first half of 2022. Additionally, as a result of the increase in sea freight costs, the prices at which our products are exported are foreseen to be subject to reduced margins, which could negatively impact the operating margins of the Liquids business segment.

We keep expanding our positioning in the Brazilian market and in 2022 continued exports by sea to Brazilian LPG distributors, which started in 2021 in a direct modality, with no go-betweens. Besides, in September 2022 we conducted our first direct sea export to a Brazilian industrial user. Also, in December 2022, we conducted the largest LPG export to private Brazilian companies by sea.

Additionally, we export to Chile, Paraguay and Brazil by trucks. Volumes exported under this modality are lower than volumes exported by sea, which increased over the last several years, allowing us to capitalize a higher operative margin.

Regarding the price of natural gas, measured in U.S. dollars, acquired for RTP for processing at the Cerri Complex, it has suffered an increase of approximately 29% with respect to 2021 Said increase is related to the start up of the Gas.Ar Plan, implemented by the National Government, the aim of which is to generate the framework that facilitates the recovery of national gas production, establishing new market price references, added to a drop in the supply of certain productive basins and transportation restrictions from the Neuquén basin.

Although the Gas.Ar Plan could have a positive effect allowing to stop the fall in production levels that has been registered in the last periods, it is important to highlight the impact that it could have on the prices at which we would acquire the natural gas used in the Cerri Complex.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities, related to construction, operation and maintenance of pipelines and compressor plants.

During 2022, the Other Services business segment recorded an operating profit of Ps.8,441 million, which represents a Ps.1,054 million increase compared to Ps.7,387 million in 2021. The main factors that affected the results of operations of this segment during 2022 are the following:

•
Net revenues increased by Ps. 2,609 million primarily due to: (i) higher natural gas transportation and conditioning services in Vaca Muerta for Ps. 4,151 million, and (ii) compression of natural gas services by Ps. 621 million. These effects were partially offset by the decrease in the exchange rate on sales revenues denominated in U.S. dollars for Ps. 2,248 million and lower operation and maintenance services rendered by Ps. 132 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 1,601 million, mainly due to the increase in: (i) professional services fees by Ps.401 million, (ii) depreciations of Ps. 197 million, (iii) salaries, wages and other compensation by Ps. 177 million, and (iv) turnover tax by Ps. 186 million.

New Projects

Our strategy to focus on the client and innovation keep us centered on generating businesses and alternatives that allow us to achieve profitable investments and thus deliver value to our shareholders.

Thus, our Board of Directors approved several projects to expand the capacity of the Tratayén plant:

•
Installation of two modular gas conditioning plants through Joule Thomson technology, each with a treating capacity of 3.5 MM3/d of natural gas and a new gasoline stabilization tower. This project was started up in February 2023 and as of the date of issuance of this Annual Report is in operations. The estimated investment amounted to US$ 32 million.

•	Installation of a 6.6 MM3/d capacity conditioning plant, which will require an estimated investment of US$ 132 million, with startup date foreseen in December 2023.

•	Installation of a second 6.6 MM3/d capacity conditioning plant, which will require an estimated investment of US$ 138 million, with startup date foreseen by mid-2024.

These projects will expand Vaca Muerta System’s service rendering capacity, improving the profitability of the investment conducted by tgs and ensuring and guaranteeing the safety of the evacuation of producers’ gas volumes. Moreover, besides increasing conditioning capacity, these modules are convertible to processing activities with a low additional investment.

These projects also consolidate our commitment to the energetic development of Argentina and materialize our strategy to increase the profitability of our investments in the Vaca Muerta pipeline system. Hence, the building of the Nestor Kirchner Gas Pipeline recently announced by the National Government is of great relevance for this business segment, as it will allow us to enlarge our business portfolio in the region.

We are constantly in talks with different basins producers, seeking to seize business opportunities that may allow us to increase our service and clients’ portfolio.

Lastly, during 2022 we continued assessing new projects such as the construction of a gas liquefaction plant (LNG) in Bahía Blanca. This work poses an opportunity to exploit synergies with other natural gas production projects and would seize the domestic market demand drop during summer months.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2022, the Telecommunications business segment recorded an operating profit of Ps.86 million, compared to a profit of Ps.137 million in 2021. The main factors that affected the results of operations of this segment during 2021 are the following:

Net revenues increased by Ps.27 million in the year ended December 31, 2022, when compared to 2021.

Costs of sales, administrative and selling expenses increased by Ps.78 million in the year ended December 31, 2022, when compared to 2021.

Year 2021 Compared to Year 2020

	Year ended December 31,
	2021	2020	Variation	Percentage of change
	(in millions of pesos)
Revenues	173,320	164,275	9,044	5.5
Net costs of sales	(92,843)	(81,050)	(11,794)	14.6
Gross profit	80,476	83,226	(2,749)	(3.3)
Administrative and selling expenses	(14,336)	(13,674)	(662)	4.8
Impairment of PPE	-	(9,155)	9,155	(100.0)
Other operating results	251	294	(43)	(14.5)
Operating profit	66,392	60,689	5,702	9.4
Net financial results	(850)	(38,140)	37,290	(97.8)
Share of profit from associates	41	63	(21)	(34.0)
Income tax expense	(24,811)	(12.950)	(11,861)	91.6
Total comprehensive income for the year	40,772	9,662	31,110	322.0

Total comprehensive income

For the year ended December 31, 2021, we reported a total net income and a total comprehensive income of Ps. 40,772 million, which represents a Ps.31,110 million increase compared to the total net income and total comprehensive income of Ps. 9,662 million reported in 2020.

The material factors affecting total comprehensive income were as follows:

•
Net revenues to third-parties reached Ps. 173,320 million in 2021, which represents a Ps. 9,044 million increase compared to the 2020 fiscal year. This increase was mainly due to the growth in the Liquids Production and Commercialization and Other Services business segments revenues of Ps. 27,419 million and Ps. 2,996 million, respectively.

•
Net cost of sales, including depreciation of fixed assets, reached Ps. 92,843 million in 2021, which represents a Ps. 11,794 million increase compared to the 2020 fiscal year. This increase was mainly due to: (i) the growth in the cost of natural gas processed in the Cerri Complex (mainly due an increase in price, measured in constant pesos) by Ps. 8,637 million, and (ii) the growth in expenses for repairs and maintenance of PPE and in their depreciation by Ps. 2,308 million.

•
Administrative and selling expenses were Ps. 14,336 million in 2021, which represents a Ps. 662 million increase compared to the 2020 fiscal year. This increase was mainly due to higher tax on export of Ps. 1,831 million and depreciation of Ps. 604 million. These effects were partially offset, principally, by a decrease in turnover tax of Ps. 551 million, Ps. 409 million of the allowance for doubtful accounts and Ps. 300 million in salaries.

During 2021, subsidies increased by Ps. 3,224 million, this mainly driven by the increase in international prices and the lack of updating of the prices paid in the local market. For more information see Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

During 2020, we recorded an impairment of Ps. 9,155 million on our Natural Gas Transportation segment fixed assets as a consequence of the impairment test.

During 2020, we recorded a financial loss of Ps. 23,527 million generated by trading financial instruments to acquire foreign currency abroad.

Net cost of sales for the years ended on December 31, 2021 and 2020, represented 53.6% and 49.3%, respectively, of net revenues reported in the corresponding year.

Administrative and selling expenses for the years ended on December 31, 2021 and 2020, represented 8.3%, in both years, of net revenues reported in the corresponding year.

See. “—Analysis of Operating Profit by Business Segment for the years ended December 31, 2021 and 2020.”

Share of profit from associates

For the year ended December 31, 2021, we recorded a profit from our investment in associates of Ps. 41 million, compared to the earnings of Ps. 63 million recorded in 2020.

Net Financial Results

In accordance with IAS 29 we presented the financial results in gross terms considering the effects of the change in the currency purchasing power in a single separate line. Gains and losses from monetary positions represent the effects of inflation on our monetary liabilities and assets, respectively.

Net financial results for the years ended December 31, 2021 and 2020, are as follows:

	Year ended December 31,
	2021	2020
	(in millions of pesos)
Financial income
Interest income	1,543	1,607
Foreign exchange gain	11,844	14,610
Subtotal	13,387	16,217
Financial expenses
Interest expense	(8,703)	(9,874)
Foreign exchange loss	(24,239)	(43,622)
Subtotal	(32,943)	(53,496)
Other financial results
Notes repurchase results	(807)	1,174
Fair value (loss) / gain on financial instruments through profit and loss	(157)	(21,363)
Derivative financial instruments results	2.320	1,322
Other financial charges	(961)	(1,053)
Subtotal	395	(19,919)
Gain on monetary position	18,311	19,059
Total	(850)	(38,140)

In accordance with the provisions of IAS 29, we opted to present the gain on the monetary position in a single line included in the financial results. This presentation implies that the nominal magnitudes of the financial results have been adjusted for inflation. The real magnitudes of financial results are different from the components of financial results presented above.

For fiscal year 2021, the net financial loss decreased by Ps. 37,290 million compared to the 2020 fiscal year. This variation is mainly explained by the gain recognized in Fiscal Year 2021 (loss in Fiscal Year 2020) for the operations carried out with financial assets at fair value, the lower loss for foreign exchange difference, net and interest generated by financial liabilities in real terms. These effects were partially offset by the loss generated in Fiscal Year 2021 from the repurchase of corporate bonds and the result of derivative financial instruments, when in 2020 we recorded a gain for such concepts.

Income tax

Income tax for fiscal year 2021 was an expense of Ps. 24,811 million, compared to the expense of Ps. 12,950 million in fiscal year 2020.

The higher charge for income tax was mainly due to the increase in the applicable rate after the sanction of “Law No. 27,630: Modifies the income tax law” which, among other issues, introduces a modification in the rate of income tax in force for fiscal years or fiscal years beginning on or after January 1, 2021 inclusive. The amendment establishes a staggered system of rates in three segments according to the level of accumulated taxable net income: a first step of 25% for accumulated net income of up to $5 million pesos; the second step of 30% for accumulated net earnings of between $5 and $50 million pesos; and a last segment of 35% for accumulated net profits greater than $50 million pesos. This effect that was partially offset by the recognition of the specific tax loss recorded by the Company.

Analysis of Operating Profit by Business Segment for the Years Ended December 31, 2021 and 2020

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2021 and 2020:

	Year ended December 31,		Year ended December 31, 2020 compared to year ended December 31, 2019
	2021	2020	Variation	Percentage Change
Natural Gas Transportation(1)
Revenues from sales	49,484	71,584	(22,100)	(30.9)
Net cost of sales	(30,399)	(29,219)	(1,180)	4.0
Gross profit	19,085	42,365	(23,280)	(55.0)
Administrative and selling expenses	(7,174)	(7,943)	769,0	(9.7)
Impairment of PPE	-	(9,156)	9,156	(100.0)
Other operating expense	(397)	(130)	(267)	205.7
Operating profit	11,514	25,136	(13,622)	(54.2)

Liquids Production and Commercialization
Revenues from sales	108,560	81,141	27,419	33.8
Net cost of sales	(56,281)	(46,554)	(9,726)	20.9
Gross profit	52,279	34,587	17,692	51.2
Administrative and selling expenses	(5,553)	(4,204)	(1,349)	32.1
Other operating income	627	412	215	52.6
Operating profit	47,353	30,794	16,558	53.8

Other services
Revenues from sales	16,138	12,833	3,305	25.8
Net cost of sales	(7,295)	(6,938)	(356)	5.1
Gross profit	8,843	5,894	2,949	50.0
Administrative and selling expenses	(1,476)	(1,394)	(82)	5.9
Other operating (expense) / income	20	7	13	172.2
Operating profit	7,387	4,508	2,879	63.9

Telecommunications
Revenues from sales	892	1,201	(309)	(25.7)
Net cost of sales	(623)	(822)	198	(24.1)
Gross profit	269	380	(111)	(29.1)
Administrative and selling expenses	(132)	(133)	1	(0.7)
Other operating expense	1	4	(4)	(100.0)
Operating profit	137	251	(113)	(45.2)
(1)	Includes intersegment revenues of Ps. 1,754 million and Ps.2,483 million for the fiscal years 2021 and 2020, respectively.

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

During 2021, the Natural Gas Transportation business segment recorded an operating profit of Ps.11,514 million, compared to a Ps.25,136 million profit recorded in 2020. The main factors that affected the results of operations of this segment compared to 2020 are the following:

•	Revenues from the Natural Gas Transportation business segment decreased by Ps.22,100 million for the year 2021 compared to 2020;

•
During 2021, we did not receive any tariff increase while annual inflation was 50.9%. The last tariff increase we received was in April 2019. During 2021, and within the framework of the Solidarity Law, our tariffs were frozen until the Government concludes the RTI or grants us a transitory tariff increase;

•
Revenues related to natural gas firm transportation contracts for the year ended December 31, 2021, decreased by Ps.17,312 million for the year 2021 compared to 2020, as we have not received any tariff increase since April 2019, while the cumulative inflation rate for the Year 2021 was 50,9%. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Regulatory Framework—Regulation of Transportation Rates-Actual Rates” for additional information;

•
Revenues related to interruptible natural gas transportation service decreased by Ps. 3,269 million for the year 2021 compared to 2020. The decrease mainly resulted from the lack of tariff increase discussed above, partially offset by higher volumes dispatched;

•
Revenues relating to the CAU decreased by Ps.789 million for the year 2021 compared to 2020 primarily as a result of the same tariff effect. The value of the CAU is much lower than the transportation tariff we are permitted to charge for our natural gas transportation services, because we were not required to make any investment in the construction and expansion of the assets to which the CAU relates. See “Item 4. Our Information—B. Business Overview—Natural Gas Transportation—Pipeline Operations—Pipeline Expansions” for additional information regarding the CAU;

•
Costs of sales and administrative and selling expenses for the year ended December 31, 2021 increased by Ps. 411 million, from Ps. 37,572 million to Ps. 37,162 million, as compared to the year ended December 31, 2020. This increase was mainly attributable to higher PPE maintenance expenses of Ps. 1,880 million, as during 2021 we performed more repairs after the lockdowns and thought measures took in 2020 due to COVID, and Ps. 429 million of depreciation of PPE. These effects were partially offset, principally, by lower: (i) cost of third-party services of Ps. 1,134 million, (ii) salaries of Ps. 444 million and (iii) taxes of Ps. 403 million; and

•	Other operating expenses increased by Ps. 267 million for the year 2021 compared to 2020, primarily as a result of higher provision for contingencies.

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

The Liquids Production and Commercialization segment represented 62.6% and 49.4% of our total revenues during the years ended December 31, 2021 and 2020, respectively. Liquids Production and Commercialization activities are conducted at the Cerri Complex, which is located near Bahía Blanca and is connected to each of our main pipelines. At the Cerri Complex, we recover ethane, LPG and natural gasoline for our own account, on behalf of our customers and on a fee basis, collecting a commission for the extracted Liquids delivered to our customers.

For the fiscal years 2021 and 2020, all of our sales were made for our own account.

All ethane produced by our Liquids segment in the years ended December 31, 2021 and 2020 was sold locally to PBB.

Our ethane sales for the years 2021 and 2020 represented 24.6% and 33.7%, respectively, of our Liquids Production and Commercialization net revenues.

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

For the years ended December 31, 2021 and 2020, the total accrued exports withholding amounted to Ps.3,070 million and Ps.1 237 million, respectively.

In the domestic market, the Secretary of Energy continued issuing a series of measures with the aim of reducing the impact of the subsidies in public accounts in order to reduce the negative impact that the participation in the Households with Bottles Program and Propane for Networks Agreement have in the results of operations of natural gas liquids producers. These measures include an increase in the sales price from selling LPG bottles the above-mentioned agreements.

The sales prices under the program for fiscal 2021 and 2020 were as follows:

Resolution Nro.	Period	Ps. Per ton (at values determined by each resolution)
104	July 2019 to September 2020	Ps. 9,895
30	October 2020 to April 2021	Ps. 10,885
249	April 2021 to April 2022	Ps. 12,627

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

During 2021 the Liquids Production and Commercialization business segment recorded operating profit of Ps.47,353 million, compared to Ps.30,794 million in 2020. The main factors that affected the results of operations for this segment compared to 2020 were the following:

•
Segment revenue increased by Ps.27,419 million for the year 2021 compared to 2020. This increase was due to a Ps.33,358 million increases in prices. This effect was partially offset by the decrease in the volumes shipped by Ps.3,553 million and the exchange rate on U.S. dollar-denominated sales of Ps.5,497 million.

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

•
Costs of sales, administrative and selling expenses for the year ended December 31, 2021, increased by Ps. 11,076 million, to Ps. 61,834 million from Ps. 50,758 million, as compared to the year ended December 31, 2020. This increase was mainly due to higher: (i) cost of natural gas purchased as RTP of Ps. 7,916 million (principally as a consequence of the increase in the price of the natural gas), (ii) taxes of Ps. 1,866 million (especially tax on exports), (iii) cost of third-party services of Ps. 789 million and (iv) maintenance expenses of PPE by Ps. 499 million. These effects were partially offset by lower doubtful accounts charges of Ps. 417 million; and

•	Other operating expenses increased by Ps. 215 million.

In 2021, export revenues from the Liquids Production and Commercialization segment were Ps.44,709 million and accounted for 25.8% (17.1% in 2020) of total net sales and 41.2% (34.5% in 2020) of total Liquids Production and Commercialization revenues.

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

Regarding the price of natural gas, measured in U.S. dollars, acquired for RTP for processing at the Cerri Complex, it has suffered an increase of approximately 41% with respect to 2020 The price increase experienced is related to the implementation of the Gas.Ar Plan, implemented by the National Government, which aimed to generate the framework that allows the recovery of national gas production, which set new market price references.

Although the Gas.Ar Plan could have a positive effect allowing to stop the fall in production levels that has been registered in the last periods, it is important to highlight the impact that it could have on the prices at which we would acquire the natural gas used in the Cerri Complex.

According to the two auctions carried out within the framework of the same, an increase in the PIST for thermal generation and for gas distributors was verified, which is highly likely to affect industrial users, which will finally impact on the costs of natural gas consumed in the Cerri Complex, thus affecting the operating margins of the business.

Other Services

This segment includes midstream services. Midstream services include natural gas treatment, separation and removal of impurities from the natural gas stream and compression services, which are generally rendered to the natural gas producers at the wellhead, as well as activities, related to construction, operation and maintenance of pipelines and compressor plants.

During 2021, the other services business segment recorded an operating profit of Ps. 7,387 million, which represents a Ps. 2,879 million increase compared to Ps. 4,508 million in 2020. The main factors that affected the results of operations of this segment during 2021 are the following:

•
Net revenues increased by Ps. 2,879 million primarily due to: (i) higher sales revenues corresponding to natural gas transportation and conditioning services in Vaca Muerta for Ps. 3,305 million, and (ii) midstream services. These effects were partially offset by lower operation and maintenance services rendered by Ps. 304 million and the effect of the decrease in the exchange rate on sales revenues denominated in U.S. dollars for Ps. 828 million.

•
Costs of sales, administrative and selling expenses increased by Ps. 439 million, mainly due to the increase in depreciations of Ps. 108 million, the increase in materials by Ps. 294 million, and the increase in turnover tax by Ps. 166 million This effect was partially offset by higher salaries, wages and other compensations by Ps. 131 million.

Telecommunications

Telecommunication services are rendered by our subsidiary, Telcosur. During 2021, the Telecommunications business segment recorded an operating profit of Ps. 137 million, compared to a profit of Ps. 251 million in 2020. The main factors that affected the results of operations of this segment during 2021 are the following:

•	Net revenues decreased by Ps. 309 million in the year ended December 31, 2021, when compared to 2020.

•	Costs of sales, administrative and selling expenses increased by Ps. 199 million in the year ended December 31, 2021, when compared to 2020.

B. Liquidity and Capital Resources

We expect our main sources of liquidity in the near term to be cash flow from operations and, to a lesser extent due to the limited availability of financing for Argentine companies, cash flow from third parties obtained from financial institutions. As a consequence of the aforementioned, we closely monitor our liquidity levels in order to ensure compliance with our financial obligations and to achieve our objectives. Our principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to our shareholders, payments of financial debt and for general corporate purposes. We expect working capital, funds generated from operations and, to a lesser extent, financing from third parties to be sufficient. We assume that we will be able to access the domestic and international capital markets to refinance our 2018 Notes, if necessary.

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

In the short-term, the most significant factors generally affecting our cash flow from operating activities are: (i) fluctuations in international prices for LPG products, (ii) fluctuations in production levels and demand for our products and services, (iii) changes in regulations, such as taxes, taxes on exports, tariffs for our regulated business segment and price controls, (iv) fluctuations in the natural gas price used as RTP, (iv) fluctuations in exchange rates and (v) operating cost increases given inflation.

Our cash flows from operations have been affected in past years due to the lack of adjustment to our natural gas transportation tariffs to cover increases in our operating costs and capital expenditures. Along these lines, and as a guiding principle, financial solvency is our main objective.

During 2022, our cash generation has allowed us to cover all our financial needs, mainly the investments made for the maintenance of the transportation system and other operating assets of the remaining business segments, as well as those made for new projects.

In 2022, we have pursued the diversification of our investment’s portfolio. To that end, we acquired public and private bonds linked to the U.S. dollar and to CER (BCRA’s index: Stabilization Reference Coefficient) to mitigate the exchange rate risk on our liabilities in United States dollars and the impact of inflation on availabilities denominated in pesos. Besides, through several transactions, we acquired 2018 Bonds in a principal amount of US$ 7,262,000, for which we invested Ps. 2,453 million.

The performance of the Natural Gas Transportation segment was marked by the lack of tariff updates, the last of which was received in March 2022 (the previous tariff increase had been received in April 2019), which in the framework of the Solidarity Law and its complementary rules provided for a tariff freeze and the renegotiation of the RTI.

During 2022, we continued participating in the Households with Bottles Program, which generates operating margins by virtue of the fact that the price determined by the SHR is significantly lower than the costs of processing natural gas. For further information, see “Item 4. Our Information—B. Business Overview—Liquids Production and Commercialization.”

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

As a result of a combination of external and local factors in the macroeconomic context, the exchange rate of the U.S. dollar increased by 72.5% during 2022, from Ps.102.72 to Ps.177.16. As of December 31, 2022, 89%, or US$404 million, of our fund placements were denominated in U.S. dollars, to mitigate such risk. During the period ended on December 31, 2022, sales revenues denominated in U.S. dollars amounted to 65%.

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

Our financial position is and will be significantly dependent on its operating performance, our indebtedness and capital expenditure programs.

Our primary sources and uses of cash during the years ended December 31, 2022, 2021 and 2020 are shown in the table below:

	Years ended December 31,
	2022	2021	2020
	(in millions of pesos)
Cash and cash equivalents at the beginning of the year	8,627	13,682	39,089
Cash flows provided by operating activities	35,414	59,024	83,838
Cash flows used in investing activities	(40,216)	(58,991)	(88,466)
Cash flows provided by / (used in) financing activities	3,626	(1,869)	(14,921)
Net (decrease) / increase in cash and cash equivalents	(1,175)	(1,836)	(19,548)
Foreign exchange gains on cash and cash equivalents	293	630	2,236
Monetary results effect on Cash and cash equivalents	(4,755)	(3,848)	(8,095)
Cash and cash equivalents at the end of the year	2,989	8,627	13,682

In our opinion, the working capital is suﬃcient for the company’s present requirement.

Cash Flows Provided by Operating Activities

The cash flow generated by operating activities for the year ended December 31, 2022, decreased by Ps. 23,610 million, mainly due to higher income tax payments by. 17,327 million, lower net income adjusted by non-cash items (including depreciation and financial results accrued) by Ps. 14,039 million. These effects were partially offset by higher collections of trade and other receivables by Ps. 4,782 million and lower interest paid by Ps. 1,579 million.

The cash flow generated by operating activities for the year ended December 31, 2021, decreased by Ps. 24,814 million, primarily resulting from higher income tax payments by Ps. 4,930 million, lower collections received from derivative financial instruments by Ps. 2,018 million and the decrease in the working capital.

Cash Flows Used in Investing Activities

The cash flow used in investment activities for the year ended December 31, 2022, decreased by Ps.18,775 million, mainly driven by lower acquisitions of financial assets not considered cash and cash equivalents under IFRS by Ps.25,642 million. This effect was offset by higher funds earmarked for the acquisition of capital goods within the framework of projects for other services undertaken by Ps.6,513 million.

The cash flow used in investment activities for the year ended December 31, 2021, decreased by Ps.29,475 million, mainly driven by lower acquisitions of financial assets not considered cash and cash equivalents by Ps.25,070 million and by lower funds related to capital expenditures allocated to the midstream business in Vaca Muerta.

Cash Flows Provided by / (Used in) Financing Activities

Cash flow generated by financing activities, amounted to Ps. 3,626 million compared to the cash flow used in financing activities for Ps. 1,869 million for 2021. This effect was due to the net taking of financial debt carried out during 2022 as opposed to the repurchase of notes of 2021.

The cash flow used in financing activities for the year ended December 31, 2021, decreased by Ps. 13,052 million, primarily resulting from lower repurchase of notes and the cancellation of financial debt.

Description of Indebtedness

As of December 31, 2022, 100% of our total indebtedness was entirely denominated in U.S. dollars. The following table shows our total indebtedness as of 2022 and 2021:

	2022	2022	2021
	(in millions of U.S. dollars) (2)	(in millions of pesos)
Current loans:
2018 Notes Interest	5	937	1,075
Bank loans	8	1,441	-
Other financial liabilities	2	377	-
Leasing	7	1,164	1,225
Total current loans	22	3,920	2,300
Non-current loans:
2018 Notes	470	83,292	95,458
Leasing	17	3,098	4,663
Bank loans	24	4,304	-

Total non-current loans	512	90,694	100,121
Total loans(1)	534	94,614	102,421

(1)	Issuance expenses net.
(2)	Converted at the exchange rate of Ps.177.16 per US$1.00, which was the selling exchange rate as of December 31, 2021.

In order to improve the maturity profile of our financial debt, on April 19, 2018, we launched the Tender Offer (as defined below) to purchase for cash any and all of our negotiable instruments class 1 issued in February 2014 (the “2014 Notes”), which expired on April 26, 2018, and settled on February 11, 2014. On April 27, 2018, US$80,083,898.25 in aggregate principal amount of the 2014 Notes (or approximately 41.80% of the 2014 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2014 Notes were redeemed on May 2, 2018, pursuant to the provisions of the indenture, dated February 11, 2014, among Delaware Trust Company (successor to Law Debenture Trust Company of New York), as trustee, co registrar, principal paying agent and transfer agent, and Banco Santander Rio S.A., as registrar (the “2014 Indenture”). The redemption of the 2014 Notes was financed with the proceeds from the offering of the 2018 Notes.

On January 3, 2014, the CNV authorized the public offering through Resolution No. 17,226. Our Board of Directors proposed that the 2017 Shareholders’ Meeting authorize an increase of up to US$700,000,000 (or its equivalent in other currencies) of the medium-term note program approved by the CNV on January 3, 2014, for the issuance of short- and medium-term bonds not convertible into shares. On October 31, 2018, we obtained approval from the CNV for the extension of the program to January 3, 2024. On 9 October 2019, we obtained approval from the CNV for the extension of the program to US$1.2 billion.

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

The proceeds obtained from the 2018 Notes were used to: (i) repurchase the 2014 Notes for an amount equivalent to US$86,511,165; (ii) cancel and totally redeem the 2014 Notes for US$120,786,581; and (iii) make capital investments with the remaining balance.

As of December 31, 2022 the principal amount of outstanding 2018 Notes was U.S.$ 500 million. During 2022 and 2021, the Company repurchased its marketable debt for a nominal value of US$ 29.7 million and US$ 4.8 million for which it paid Ps. 2,453 million and Ps. 1,869 million, respectively. This transaction generated a result of (Ps. 1,030 million) and (Ps. 807 million), respectively, recognized in the financial results of the Statement of Income.

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

During the third quarter of 2022, the Company incurred new financial indebtedness according to the following detail:

On March 31, 2022, the subsidiary Telcosur, took a loan for US$24 million. The main terms of such loan are:

We regularly implement actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness, including entering into currency-forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness. In addition, we are able to invest in financial instruments, which reflect the variation of the exchange rate. During 2022 and 2021, we did not enter into any derivative instruments to hedge the foreign exchange risk.

Future Capital Requirements

As of December 31, 2022, our estimated material short-term and long-term contractual cash obligations consist of our borrowings, purchases of natural gas used in our Liquids Production and Commercialization business segment, and lease commitments and are detailed by maturity in Note 22 to our Financial Statements.

For the years of 2023 and 2024, our Board of Directors has approved a capital expenditure program in an amount of US$132 million and US$138 million, which will be mainly focused in our investments in Vaca Muerta area. For additional information see “Item 5.  Operating and Financial Review and Prospects—A. Operating Results—Discussion of Results of Operations for the Years Ended December 31, 2022 and 2021—Other Services.”

Operation of our assets imply that we must incur in capital expenditures to comply with the safety and maintenance of our natural gas pipeline system and other facilities of our business segments.

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

Therefore, our primary market risk exposure is associated with changes in the foreign currency exchange rates because our debt obligations are denominated in U.S. dollars and 35% of our consolidated revenues were peso-denominated for the fiscal year ended December 31, 2022. Contributing to this exposure are the measures taken by the Government since the repeal of the Argentine Convertibility Act and the pesification of our regulated tariffs described elsewhere in this Annual Report. This exposure is mitigated in part by our revenues from our Liquids Production and Commercialization business segment, 87% of which are denominated in U.S. dollars for the year ended December 31, 2022. Likewise, 83% of the operating costs of this business segment for that period were denominated in U.S. dollars. For more information, see “Presentation of Financial and Other Information—Currency.”

We place our cash and current investments in high quality financial institutions in Argentina and the United States. Our policy is to limit exposure with any financial institution. Our temporary investments primarily consist of money market mutual funds and Government bonds.

Our strategy will remain focused on mitigating both the exchange rate risk arising from our liabilities in dollars and the effect of inflation on our liquidity. In a hyperinflationary accounting environment, maintaining monetary assets generates loss of purchasing power and maintaining monetary liabilities generates a gain in purchasing power; provided that such items are not subject to an adjustment mechanism that compensates to some extent for these effects. The monetary loss or gain is booked in the statement of comprehensive income. During the 2021 and 2020 fiscal years, we have maintained a net liability monetary position. As of December 31, 2022, we are maintaining a net asset monetary position.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

See “—A. Operating Results” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Regulatory Proceedings.”

E. Critical Accounting Estimates

Not applicable.

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

Under our Bylaws and Argentine law, the Board of Directors is required to meet at least once every three months. A majority of the members of the Board of Directors constitutes a quorum, and resolutions must be adopted by a majority of the directors present. In the case of a tie, the Chairman or the person replacing him at a particular meeting is entitled to cast the deciding vote. The Board of Directors may hold meetings either by members in physical attendance thereat or by communication among themselves through other means of simultaneous transmission of sound, images and words.

Current Board of Directors members were designated at the 2023 Shareholders’ Meeting. All the member of our Board of Directors were appointed until the shareholders’ meeting that considers the financial statements as of December 31, 2023.

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

•
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

•	Directly or indirectly, holds five percent or more of shares entitled to vote of our capital or in a company which holds “significant shareholding” in the latter.

•
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

•
Has been a director, manager, administrator or principal executive of non-governmental organizations that have received funds, for amounts exceeding Ps. 800,000 from the company, its controlling entity and other companies of the group of which tgs is a part.

•	Receives some payment, including participation in stock option plans, from the company or the companies in its same group, other than the fees to be received under his position as director.

•
Has served as director at the company, its controlling entity or another company belonging to the same economic group for more than ten years. The condition of independent director will be recovered after at least three years have elapsed since the cessation of his position as director.

•
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

Additional information regarding the occupation and employment background of each of our regular directors is set forth below:

Name	Date of Appointment	Term Expires	Position	Position in Other Company
Luis Alberto Fallo	4/19/2023	2024	Chairman	Director of Sagua Argentina S.A.
Horacio Jorge Tomás Turri	4/19/2023	2024	Vice Chairman	Executive director oil and gas at Pampa Energía
Pablo Viñals Blake	4/19/2023	2024	Director	Partner at Marval O’Farrell Mairal Law Firm
María Carolina Sigwald	4/19/2023	2024	Director	Legal Executive director at Pampa Energía
Luis Rodolfo Secco	4/19/2023	2024	Independent Director	Economist
Carlos Alberto Olivieri	4/19/2023	2024	Independent Director	Independent Consultant
Carlos Alberto Di Brico	4/19/2023	2024	Independent Director	Public Accountant
Lucas Gobbo	4/19/2023	2024	Independent Alternate Director	Director of Planning and Evaluation at ANSES
Ignacio Amigorena	4/19/2023	2024	Independent Director	Director General of Planning at ANSES
Jorge Romualdo Sampietro	4/19/2023	2024	Alternate Director	Senior Director at Petroquímica Cuyo
Gerardo Paz	4/19/2023	2024	Alternate Director	Pampa Energía’s legal affairs vice president
Francisco Antonio Macías	4/19/2023	2024	Alternate Director	Partner at Marval O’Farrell Mairal Law Firm
María Agustina Montes	4/19/2023	2024	Alternate Director	Legal affairs and compliance manager at Pampa Energía
Enrique Llerena	4/19/2023	2024	Independent Alternate Director	Partner at Llerena – Amadeo Law Firm
Santiago Alberto Fumo	4/19/2023	2024	Independent Alternate Director	Independent consultant
Martin Irineo Skubic	4/19/2023	2024	Independent Alternate Director	Manager of Alliances and New Business Development Latam South at Elli Lilly Interamerica
Luis Angelo Vergara Guarnizo	4/19/2023	2024	Independent Alternate Director	Analyst at FGS - ANSES
Cindy Signorini	4/19/2023	2024	Independent Alternate Director	FGS - ANSES

Luis Alberto Fallo holds a degree in Accounting from the Universidad de La Plata and a Master’s degree in Business Administration from the Universidad del CEMA (Center of Macroeconomic Studies). He currently serves as Director of Simali S.A., Executive Director of Sagua Argentina S.A., President of Beau Lieu S.A., President of Finca de Los Andes S.A., President of Petroquímica Cuyo SAIC, Vice President of Aguas de Santiago S.A., President of PEPCA S.A. and Vice President of CIESA, President of First Class Flights S.A., President of TGSLatam, and Vice President of Hostería Las Balsas S.A. Since 1992 he has worked with Grupo Sielecki, the main and controlling shareholder of several companies to which he serves as Director. He was born on January 29, 1960.

Horacio Jorge Tomás Turri is currently Executive Director of exploration and production of Pampa Energía. From August 1997 to March 2000, Mr. Turri was Chief Executive Officer of Hidroeléctrica Piedra del Águila. From 1994 to 1997, he was Chief Executive Officer of Gener Argentina S.A. Prior to 1994, he was Development Assistant Manager at Central Puerto S.A. From 1990 to 1992, Mr. Turri worked as investment project’s analyst for the oil, gas, and electricity sectors at SACEIF Luis Dreyfus. He also worked at Arthur Andersen & Co. and Schlumberger Wireline in 1987-1990 and 1985-1987, respectively. He is CIESA’s Chairman, as well. Mr. Turri is an Industrial Engineer and received his degree at Instituto Tecnológico Buenos Aires. He was born on March 19, 1961.

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

María Carolina Sigwald has been a member of the Board of Directors of Pampa Energía since 2018 and serves as Executive Director of Legal Affairs of Pampa Energía. Ms. Sigwald worked at the legal department of Central Puerto S.A., and then served as an associate at the New York office at Chadbourne & Parke and then worked at the Corporation Interamericana de Inversiones (IIC) based in Washington. In 1998, Ms. Sigwald returned to Argentina and founded the firm Díaz Bobillo, Sigwald & Vittone, in which she served as an external consultant for energy companies. Before joining as a director at Pampa Energía, between 2015 and 2017, Ms. Sigwald was the director of regulatory and legal affairs at Edenor. Ms. Sigwald is also a member of the boards of CIESA, TGSLatam Energía, CITELEC, CT Barragán, Pampa Cogeneración, Plásticos de Zárate, Transba S.A. and President of Greenwind. Ms. Sigwald holds a law degree with honors from University of Buenos Aires. She was born on November 15, 1967.

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

Lucas Gobbo holds a degree in Economics from the University of Buenos Aires (UBA) and specializes in Finance (UNQ). He is a professor and researcher at the Universidad Nacional de Avellaneda (UNDAV) and has experience in the private and public sector. He is currently Director of Planning and Evaluation at ANSES and is a member of the Board of Directors of La Anónima and Edenor. He was born on August 28, 1993.

Ignacio Amigorena holds a degree in Economics from the Universidad Nacional de La Plata. He is currently planning director in the ANSES. He is also member of the board of directors of Transener. He was born in March 10, 1985.

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

Gerardo Carlos Paz. Mr. Paz obtained a law degree from Universidad Nacional de Córdoba. He has worked at several places such as ENRE from 1994 to 2000, Camuzzi Gas Pampeana from 2001 to 2007 and Pampa Energía S.A. since 2007. Mr. Paz holds a Master’s degree in business law. Mr. Paz serves as Vice Chairman of PACOSA and Transelec. He is also director of HIDISA, HINISA, TJSM and TMB and alternate director of CPB, CIESA and Transba. Mr. Paz is also a member of the supervisory committee of CAMMESA. He was born on October 24, 1968

Francisco Antonio Macías holds a Law degree from the Universidad Católica Argentina and a Post Graduate degree in International and EC Law from the School of Law of the University of Siena, Italy and a Post Graduate Degree in International Operations from the National Foreign Office Institute of Argentina. Since 2002, Mr. Macías is a partner in Marval, O’Farrell Mairal law firm and is currently the head of Marval’s Oil & Gas practice. Before joining Marval he worked for the firm of Bazán, Cambré & Orts and for BBVA Banco Francés. He was born on January 19, 1967.

María Agustina Montes since June 2011 has served as Pampa Energía’s legal affairs and compliance manager. Previously she acted as legal counsel in Clearly, Gottlieb Steen & Hamilton LLP and Brochou, Fernández Madero & Lombardi. She obtained a Law degree from de Universidad de Buenos Aires. She was born on September 28, 1981.

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

Luis Angelo Vergara Guarnizo is a candidate for economist at the National University of Avellaneda (UNDAV). He works as Financial Analyst for Monitoring and Corporate Management of the Financial and Diversified Sector of the FGS-ANSES.

Cyndi Signorini is a candidate for agricultural engineer from the Universidad de Buenos Aires. She works as budgetary financial accounting analyst of the FGS-ANSES.

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

The current composition of the Executive Committee was decided by the Board of Directors at its meetings of April 19, 2023. Luis Alberto Fallo, Horacio Jorge Tomás Turri, Pablo Viñals Blake and María Carolina Sigwald are in office for a term of one fiscal year, until the meeting that considers the financial statements as of December 31, 2023.

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

Carlos Hector Sidero graduated from Universidad de Buenos Aires as a Certified Public Accountant in Argentina. He worked with Isaura S.A. from 1981 through 1994. From 1994, he managed different areas within the Human Resources department at Eg3 SA and Petrobras Argentina. He joined us in March 2013 as Vice President of Human Resources. He was born on February 16, 1956.

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

B. Compensation

The remuneration paid by us during the year 2022 to the members of our Board of Directors and executive officers amounted to Ps. 95 million and Ps. 321 million, respectively. We do not grant pension or retirement plans or other benefits to members of our Board of Directors or to our executive officers.

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

The Board of Directors meeting held on April 19, 2023 appointed the current members of the Audit Committee, who as of the date of this Annual Report are Carlos Alberto Di Brico, Carlos Alberto Olivieri and Luis Rodolfo Secco and their respective alternates, Martin Irineo Skubic, Santiago Alberto Fumo and Enrique Llerena. All of Audit Committee members meet the independence criteria set forth under Rule 10 A-3 of the Exchange Act, SEC regulations and NYSE Standards, but according to CNV rules Mr. Carlos Olivieri does not qualify as independent since he has served as director for more of ten years.

The Audit Committee’s mandatory duties are to:

-
supervise the internal control and accounting systems as well as the reliability of the latter and all the financial information and other significant issues that are to be submitted to the SEC, CNV and BYMA in compliance with the applicable disclosure policies;

-	supervise the application of information policies regarding our risk management;

-
ensure that the market is informed about those operations where there may be a conflict of interest with one or more members of the Board of Directors, controlling shareholders or other parties as defined by the applicable regulations;

-	express its view on the reasonableness of fees and stock option plans for directors submitted by the Board of Directors;

-
express its view as to compliance with laws and regulations and the reasonableness of the conditions of an issuance of shares (or convertible securities), in the case of a capital increase, excluding or limiting preferential rights;

-	oversee compliance with the Code of Ethics (see “Item 16B. Code of Ethics”); and other relevant rules;

-
issue a well-founded opinion on whether the terms and conditions of relevant transactions with related parties are according to market practice, within five business days from the receipt of a petition issued by the Board of Directors, and at any other time at which a conflict of interest exists or might exist;

-	prepare an annual working plan for the fiscal year and notify the Board of Directors and the Statutory Committee within 60 days from the beginning of the period;

-	fulfill all the obligations stated in our Bylaws and applicable laws and regulations;

-	express its view on the Board of Directors’ proposals on whether to appoint the external auditors to be hired and monitor the auditors’ independence; and

-
establish procedures for: (i) the receipt, treatment, investigation and administration of the complaints received by us regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Also, regarding the internal and external auditors, the Audit Committee must:

-	review their plans; and

-	evaluate and give an opinion on their performance when issuing the annual Financial Statements.

In evaluating the external auditors’ performance, the Audit Committee must:

-
analyze the different services rendered by the external auditors as well as their independence, according to Technical Resolution (“TR”) No. 34 of the FACPCE, and any other related regulations issued by professional councils;

-
report separately the fees billed as follows: (i) fees for external audit and other related services meant to provide reliability to third parties (e.g., special reports about internal controls, shareholding prospectuses, certifications and special reports requested by regulators, etc.); and (ii) fees related to other special services different from those mentioned above; and

-	review independence policies of the external auditors in order to verify their fulfillment.

Additionally, the Audit Committee must perform the following mandatory duties contained in the regulatory framework:

-
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

-	provide a well-founded assessment about an acquiring tender (Act No. 26,381, article 98); and

-	issue a report supporting a Board of Directors’ resolution to buy back our shares (Act No. 26,381, article 64).

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2022 to the members of the Audit Committee was Ps. 34 million. We do not provide pension, retirement or similar benefits to any member of the Audit Committee.

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

The aggregate compensation paid by us for the fiscal year ended December 31, 2022 to the members of the Statutory Committee was Ps. 18 million. We do not provide pension, retirement or similar benefits for syndics and alternate syndics.

The following table sets forth the current membership of our Statutory Committee, each of whom was appointed at the 2023 Shareholders’ Meeting, the year when each member was initially appointed and the year when their term expires:

Name	Member since	Term Expires	Position
José Daniel Abelovich	4/21/2020	2024	Syndic
Pablo Fabián Waisberg	8/21/2020	2024	Syndic
María Valeria Fortti	4/21/2020	2024	Syndic
Marcelo Héctor Fuxman	4/21/2020	2024	Alternate Syndic
Fernando Pedro Tetamanti	8/21/2020	2024	Alternate Syndic
Héctor Horacio Canaveri	4/19/2023	2024	Alternate Syndic

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

Corporate Governance Practices; NYSE Requirements

See “Item 16G. Corporate Governance.”

D. Employees

The following table sets out the number of employees per department as of December 31, 2022, 2021 and 2020:

	Number of Employees as of December 31,
Department	2022	2021	2020
General	2	2	2
Administration, Finance and Services	118	118	113
Human Resources	27	27	24
Legal Affairs	11	11	11
Public and Regulatory Affairs	11	11	11
Safety and Environmental	30	31	30
Business	73	76	73
Internal Audit	4	4	4
Operations	814	822	791
Trainees program	5	6	-
Total	1,095	1,108	1,059

The following table sets out the number of employees according to geographical location as of December 31, 2022, 2021 and 2020:

	Number of Employees as of December 31,
Location	2022	2021	2020
City of Buenos Aires	290	289	281
Province of Buenos Aires	444	455	414
Province of Chubut	54	59	62
Province of La Pampa	14	13	14
Province of Neuquén	141	138	134
Province of Río Negro	65	59	61
Province of Santa Cruz	84	92	91
Province of Tierra del Fuego	3	3	2
Total	1,095	1,108	1,059

As of December 31, 2022, 2021 and 2020, the number of temporary employees working for us was 51, 47 and 39, respectively.

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

Our collective bargaining agreements with our unions were approved by the competent Argentine authority and maintain their ultra-activity as established by current legislation. Regarding the salary corresponding to 2022, we signed agreements for the period of April 1, 2022 to March 31, 2023. This is a consequence of the fact that tgs salary period comprises from the month of April of each year to the month of March of the following year. We are currently in negotiations with trade unions to conclude bargaining agreements for the period April 1, 2023 – March 31, 2024, but the status of this negotiation remains uncertain.

As of December 31, 2022, 79% of our workforce is under trade union representation, having the same employment benefits. The unions that represent such employees are Unión del Personal Superior del Gas, Federación Argentina del Gas Natural de la República Argentina (which groups the unions of the capital, Bahía Blanca and Patagonia Sur) and Sindicato de Trabajadores de la Industria del Gas Natural Derivados y Afines of Neuquén and Río Negro.

E. Share Ownership

As of December 31, 2022, the following members of our board of directors and our senior management had an ownership interest in our Class B shares of: Carlos Olivieri (0.001%) and Oscar Sardi (0.005%).

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information with respect to each shareholder known to us to beneficially own five percent or more of our common stock as of March 31, 2023:

Name of Beneficial Owner	Number of Shares(1)	Percent of Total Common Shares	Class
CIESA	405,192,594	51.00%	A
FGS	190,685,633	24.00%	B
Holders through BYMA	69,441,554	8.74%	B
Treasury shares	41,734,225	5.25%	B
ADRs through Citi	87,441,287(1)	11.01%	B
Total	794,495,283	100.00%	--

(1)	Equivalent to 17,488,257 ADRs.

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

•
On the same day, (i) Pampa Energía and its subsidiary Pampa Participaciones S.A. sold all of the capital stock and voting rights of PEPCA to GIP by 51%, WST S.A. (“WST”) by 45.8% and PCT L.L.C. by 3.2% and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, in a proportion of 55% and 45%, respectively. This transaction was authorized by ENARGAS on August 9, 2016, through Resolution No. I / 3939.

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

Pursuant to the Pliego and the terms of the 2018 Notes, CIESA may not reduce its shareholding below 51% of our share capital.

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

Shareholders’ Agreement

As a result of changes in the shareholding of our controlling company, CIESA, a shareholders’ agreement was signed on August 29, 2005 (the “Shareholders’ Agreement”). This agreement governs certain matters relating to shareholder participation in CIESA and in us. This agreement grants the shareholders different rights and obligations with respect to us and CIESA, mainly regarding the designation of the members of our Board of Directors and our Statutory Committee.

The following table shows the current CIESA’s shareholding:

Shareholder	Number of shares	Class of shares	Ownership (%)
Pampa Energía S.A.	319,409,348	A	50%
PEPCA S.A.	63,881,870	B	10%
PCT L.L.C.	114,987,364	B	18%
Grupo Inversor Petroquímica S.L.	140,540,114	B	22%
Total	638,818,696

As reported in “Item 4. Our Information—A. Our History and Development—Controlling shareholders,” the control of CIESA / tgs is divided into two groups, on the one hand Pampa Energía, and, on the other hand, GIP and PCT. Thus, CIESA is under joint control between Pampa Group and GIP/PCT Group.

Transfers of Our Shares. Sales or transfer of our Class A shares must be approved by the affirmative vote of the shareholders representing at least sixty percent (60%) of the ordinary voting shares issued by CIESA.

Acts that require special approval of the Board of Directors. The Shareholders’ Agreement determines which decisions must be approved by an absolute majority of our Directors, including, among others: (i) the approval of the sale of assets outside the ordinary course of business; (ii) the approval of the annual budget and any modification thereof; (iii) approval to borrow or incur operating expenses in an amount that exceeds, in both cases, more than 10% of the amount approved in the annual budget; (iv) the approval to make investments that exceed US$0.5 million; (v) the approval to establish or modify wage and compensation policies; and (vi) the termination or extension of the SATFO.

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

Repurchase of Shares

On May 9, 2018, our Board of Directors approved a first program for the acquisition of our Shares in the open market. Since then, our Board of Directors has approved new share repurchase programs. For additional information of such programs, please see “Item 16E. Purchases of Registered Equity Securities of the Issuer by the Issuer and Affiliated Purchasers.” As of December 31, 2021, we had 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the same in the market amounted to Ps. 10,924 million (together with the trading premium on treasury stock of Ps. v3,169 million) which, in accordance with the provisions of Title IV, Chapter III, article 3.11.c) and e) of the CNV’s Rules, restricts the amount of the realized and liquid gains mentioned above that we may distribute to our shareholders.

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

•
The board of directors approved the formation of the UT together with SACDE. The corporate purpose of the UT is to assembly of pipes for the construction of the project of “Expansion of the Natural Gas Transportation and Distribution System” in the province of Santa Fé, called through National Public Bid No. 452-0004-LPU17 by the former MINEM (the “Santa Fe Work”).

•
On October 27, 2017, tgs - SACDE UT executed the corresponding work contract with the former MINEM. UT will continue to exist until its purpose has been fulfilled, that is, once the work involved in the Santa Fe Work and until the end of the warranty period, set at 18 months from the provisional reception.

In addition, we have entered into a UT operation with SACDE through which work related to the construction of the Regional II - Recreo / Rafaela / Sunchales Gas Pipeline will be carried out. Construction works are still in progress.

Leasing with Pampa Energía

On August 11, 2016, we entered into a financial lease with Pampa Energía. The term of the agreement is for 10 years and it determines that during nine years and 11 months we will pay Pampa Energía a monthly fee of US$623,457, before taxes. A purchase option is established on the leased property in our favor to be exercised within 30 days prior to the termination of the agreement.

The objective of this financial lease was to finance the acquisition of property, plant and equipment located in the Río Neuquén hydrocarbon area for a net book value of Ps. 3,716 million, which allowed us to expand our midstream services provided in that area.

The details of significant transactions with related parties as of December 31, 2022, are as follows:

Revenues				Costs				Financial results
Company	Natural Gas Transportation	Production and commercialization of Liquids	Other Services	Gas purchase and others	Compensa -tion for technical assistance	Revenues for administrat ive services	Commercialization expenses	Interests expenses	Interest income / fair value results
	(in thousands of pesos)
Controlling shareholder:
CIESA	-	-	-	-	-	162	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	1,471,413	3,583,230	3,972,829	5,826,231	3,067,198	-	-	382,649	-
tgs´ associates which exercises significant influence on the controlling shareholder:
Link	-	-	46,750	-	-	-	-	-	-
Other related companies:
SACDE.	-	-	7,203	-	-	-	-	-	-
Comercializadora e inversora S.A.	298,568	-	-	-	-	-	-	-
Transener S.A.	-	-	417	-	-	-	-
CT Barragan	-	-	17,459	-	-	-	-	-	96,408
Fundación tgs	-	-	-	-	-	-	31,059	-	-
Total	1,769,981	3,583,230	4,044,658	5,826,231	3,067,198	162	31,059	382,649	96,408

As of December 31, 2022, we have a balance of Ps. 2,571 million corresponding to dollar linked notes issued by CT Barragán S.A. that accrue an annual rate of 4% over the exchange rate established in BCRA Communication “A” 3500 and that amortize the total principal on June 4, 2023.

Additionally, during the year ended December 31, 2022, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 3,319 million which are activated within the balance of advances to suppliers.

For additional information regarding revenues, costs, and outstanding balances relating to transactions with related parties as of and for the year ended December 31, 2022, see Note 21 to our Financial Statements included in this Annual Report on Form 20-F.

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

As of December 31, 2022 and 2021, we recorded a provision of Ps. 1,657 million and Ps. 2,211 million, respectively, in respect of this claim under the line item “Provisions,” which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

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

On March 26, 2019, we were served notice of the first instance judgment rendered in the proceedings, which upholds the legal action filed by us and declares the unconstitutionality of Executive Decree No. 2,067/08, MPFIPyS Resolution No. 1451/08 and the Gas Charge Resolutions, as well as of any other act aimed at enforcing the Executive Decree No. 2067/08, and therefore declare invalid said regulations. On March 29, 2019, the Secretary of Energy appealed the judgment, which was granted on April 3, 2019. On October 29, 2019, the judge resolved to extend the injunction (“medida cautelar”) (which prevents the Government from requiring us to pay the charges for the period between November 2011 and March 2016) until April 29, 2020 or until the award becomes final, whichever occurs first. The injunction has been extended until July 1, 2021.

Our management believes we have sufficient valid arguments to defend our position, and thus, we have not recorded any liability from the charge for natural gas consumptions from the date of obtaining the injunction until April 1, 2016, and of the effective date of Resolution 28.

On May 14, 2021, we were notified of the judgment handed down by Chamber I of the Chamber in Administrative Litigation that (i) has revoked the decision of the First Instance Judge and (ii) has imposed the costs in both instances in the order caused. tgs considers that it possesses reasonable arguments to defend his position on the substantive question raised and, for that reason, he appealed the ruling of the Chamber in Administrative Litigation.

On June 4, 2021, we filed an extraordinary federal appeal against the sentence of the Chamber, which was answered by ENARGAS and the Government and was granted by the Court of Appeals itself on July 14, 2021, on the understanding that “At stake is the interpretation and scope of regulations of an unquestionable federal nature, such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as articles 53 and 54 of Law 26,784”.

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

Given the complex procedural instance, the nature of charge 2067, the background presented in this and other legal cases initiated against charge 2067, as of the date of issuance of this Annual Report, it is not possible to make a definitive quantification of the amount that should be paid by tgs in case of not obtaining a favorable ruling from the Supreme Court, while an eventual demand for payment in the current circumstances may be challenged and questioned by us in the framework of the corresponding administrative and judicial instances, where the amount of the charge that tgs may eventually be required to pay may be debated.

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

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of tgs to act as withholding and collection agent during 2009 and 2010. The Company’s Management considers that it has sufficient arguments to assert its defense so as of December 31, 2022 and 2021 and no provisions have been recorded for this concept.

Other Litigation

Below is a description of certain other litigation in which we are involved. No assurances can be provided as to the outcome of these proceedings.

Environmental matters

We are subject to extensive environmental regulations in Argentina. Our management believes that our current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. We have not incurred in material environmental liabilities as a result of our operations to date. As of December 31, 2022, the total amount of these provisions amounted to Ps. 58,5 million.

Others

In addition to the matters discussed above, we are a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. Our management and our legal advisors estimate that the outcome of these differences will not have significant adverse effects on our financial position or results of operations. As of December 31, 2022 and 2021, the total amount of these provisions amounted to Ps. 77 million and Ps. 221 million, respectively.

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

Pursuant to our Bylaws, after the allocation to the Legal Reserve has been made, an amount will be allocated to pay dividends on preferred stock, if any, and an amount equal to 0.25% of the net income for the year will be allocated to pay the statutory employee profit-sharing. The balance of the retained earnings for the year may be distributed as dividends on common stock or retained as a voluntary reserve, as determined at the General Annual Shareholders’ Meeting. For information on dividend taxation, see “Item 10. Additional Information—E. Taxation.”

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

Further, our ability to make dividend payments may be limited by covenants in our existing debt instruments or in debt instruments we enter into in the future, and by our subsidiaries’ ability to generate income and cash flows to pay dividends to us. In particular, under the indenture dated May 2, 2018 (the “2018 Notes Indenture”), entered into with Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of our class 2, 6.750% senior notes due 2025 (the “2018 Notes”), we may pay dividends as long as immediately after giving effect to such dividend payment we are able to incur at least US$1.00 (other than “Permitted Indebtedness” as defined in the 2018 Notes Indenture) under the limitation of debt covenant of the 2018 Notes Indenture. To incur debt (other than Permitted Indebtedness), the 2018 Notes Indenture requires that (i) no default exists under the 2018 Notes Indenture at the time of such incurrence and (ii) (a) the Consolidated Coverage Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated adjusted EBITDA to our consolidated interest expense) would be greater than or equal to 2.0:1.0; and (b) the Consolidated Debt Ratio (as defined in the 2018 Notes Indenture, which is the ratio of our consolidated total indebtedness to our consolidated adjusted EBITDA) would be less than or equal to 3.50:1.0. See “Item 10. Additional Information—C. Material Contracts—Debt Obligations.”

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

A summary of the dividends declared and paid during the five most recent fiscal years is set forth below:

	Dividends declared and paid
Year ended December 31,	(in millions of Ps.)(1)	(in millions of U.S.$)(2)	(Ps.per share)(1)	(U.S.$ per share)(2)	(U.S.$ per ADS)(2)
2018(3)	9,067	114.6	11.41	0.142	0.708
2019(4)(5)	17,683	222.4	22.78	0.286	1.432
2020	-	-	-	-	-
2021	-	-	-	-	-
2022	-	-	-	-	-

(1)	Stated in Ps.at Current Currency.

(2)	Stated in U.S. dollars translated from pesos at the exchange rate in effect on the payment date.

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

(5)
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

The General Annual Shareholders’ Meeting held on April 19, 2023 approved to allocate Ps.1,967 million to the Legal Reserve and to allocate Ps. 185,004 million to the “Reserve for capital expenditures, acquisition of treasury shares and/or dividends” (the “2023 Reserve”) and to delegate to the Board of Directors the decision to use the 2023 Reserve to make investments, distribute dividends or repurchase stock. The amount of the 2023 Reserve will be restated in constant pesos at any given time pursuant to CNV Resolution No. 777/2018. To determine the maximum distributable amount out of the 2023 Reserve, the restated amount of the stock that has actually been repurchased and the additional paid-up capital must be determined in advance, since an amount equal to such stock already repurchased cannot be released to shareholders pursuant to the provisions of the CNV Rules.

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

As of December 31, 2022, the market capitalization of shares of the domestic companies (excluding mutual funds) listed on the BASE was US$ 28,468 million.

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

BYMA’s main functions under the Capital Markets Law are as follows:

•	issue regulations that allow stock brokers and brokerage firms authorized by the CNV to perform their duties;

•	authorize, suspend and cancel the listing and/or trading of negotiable securities pursuant to the provisions set forth in its bylaws;

•	issue regulations that ensure veracity in the record of prices and trades;

•	issue the regulations and policies deemed necessary to ensure transparency in the trades conducted by member stock brokers;

•	fix the margins that member brokers are to comply with for each type of trade BYMA guarantees; and

•	set up arbitration tribunals.

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

According to data provided by the Depositary, as of March 31, 2023, there were 17,488,257 ADSs outstanding. Such ADSs represented approximately 11.01% of the total number of issued and outstanding Class B Shares as of such date.

Market Capitalization. Investors in the Argentine securities market are primarily individuals, companies and institutional investors consisting of a limited number of mutual funds.

C. Selling Shareholders

Not applicable.

D. Dilution

Not applicable.

E. Expenses of the Issue

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

C. Material Contracts

Debt Obligations

2018 Notes

On May 2, 2018, we issued the 2018 Notes in the aggregate principal amount of US$500 million, the proceeds of which were used to redeem all of our then outstanding 9.625% of the 2014 Notes pursuant to (i) a tender offer to purchase for cash (the “Tender Offer”) any and all of our 2014 Notes launched on April 19, 2018, which expired on April 26, 2018, and (ii) the optional redemption provisions of the 2014 Indenture. On April 27, 2018, US$80,083,898.25 in aggregate principal amount of the 2014 Notes (or approximately 41.80% of the 2014 Notes then outstanding), were redeemed pursuant to the Tender Offer and the remaining 2014 Notes were redeemed on May 2, 2018 pursuant to the provisions of the 2014 Indenture.

The 2018 Notes were issued pursuant to the program, which provides for the issuance of up to a maximum principal amount of US$1,200 million in notes, and was authorized by resolutions of an extraordinary shareholders’ meeting dated April 25, 2013 and April 13, 2017, and by resolutions of our Board of Directors adopted on July 23, 2013, December 23, 2013 and June 29, 2017. The program was also authorized by the CNV by Resolution No. 17,262 dated January 3, 2014 and Resolution No. 18,938 dated September 15, 2017.

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

•
a limitation on our and our subsidiaries’ ability to pay dividends and making certain other restricted payments and investments with respect to any fiscal year or fiscal semester unless: (i) no event of default or potential event of default shall have occurred and be continuing and (ii) immediately after giving effect to such restricted payment, we would be able to incur at least US$1.00 of additional indebtedness pursuant to the limitation on indebtedness covenant;

•	limitations on our and our subsidiaries’ ability to enter into sale-leaseback transactions;

•
limitations on our and our subsidiaries’ ability to enter into a transaction with an affiliate, unless such transaction is on terms that are not materially less favorable to us or our subsidiary than we or such subsidiary would obtain in a comparable arm’s-length transaction with a non-affiliate;

•	a limitation on our and our subsidiaries’ ability to sell our assets; and

•	a limitation on our and our subsidiaries’ ability to enter into a merger, consolidation or similar transaction.

Events of Default

The 2018 Notes include the following events of default, among others:

•	default in the payment of principal, interest or any other amount due under the terms of the 2018 Notes after a specified grace period with respect to payments other than principal;

•	breach of obligations contained in the 2018 Notes after a specified cure period;

•	cross-default and cross-acceleration with respect to other debt obligations with an aggregate principal amount equal to or exceeding US$50 million;

•	the occurrence of certain bankruptcy events or enforcement proceedings;

•	enforcement of monetary judgments exceeding US$50 million; and

•	the occurrence of certain material adverse events with respect to our License, such as the revocation, suspension for a period of greater than 180 days or termination of the License.

Financial Lease with Pampa Energía

On August 11, 2016, we entered into a financial lease agreement with Pampa Energía. Starting on such date and for a term of nine years and 11 months (the “Leasing Payment Term”), Pampa Energía is leasing to us certain assets for a book value as of December 31, 2022 of Ps.3,716 million, which we utilize in our Other Services business segment. Monthly lease payments to Pampa Energía amount to US$0.6 million, before taxes.

Within 30 days of the expiration date of the Leasing Payment Term, we may exercise the option to purchase the assets leased to us under the agreement. The purchase option price will be equivalent to US$0.6 million before taxes.

For additional information, see Note 13 to our Financial Statements included under “Item 18. Financial Statements.”

D. Exchange Controls

The following is a description of the main BCRA regulations concerning inflows and outflows of funds in Argentina. For further information regarding the full scope of current foreign exchange restrictions and control regulations, investors should seek advice from their legal advisors and refer to the applicable rules mentioned in the Annual Report, which are available at the website of the Argentine Ministry of Economy: https://www.argentina.gob.ar/hacienda and https://www.minfinanzas.gob.ar/, or the website of the BCRA: www.bcra.gov.ar. None of the information contained on either website is deemed to be incorporated by reference into this Annual Report.

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

Exports of Goods

Exporters of goods must repatriate, and settle in pesos through the foreign exchange market, the proceeds from exports cleared through customs after September 2, 2019. For operations with related parties and exports of certain goods, the regulations provide that exporters have 15 days from the time the export cleared customs, to settle the proceeds from such exports (i.e., convert the proceeds from the exports from foreign currently into pesos) in the foreign exchange market. For all other transactions, exporters have 180 days from the date the export cleared customs, to settle the proceeds from such exports in the foreign exchange market.

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

By means of Communications “A” 7570 and 7571 dated August 5, 2022, the BCRA established that, until November 30, 2022, exporters of goods may credit the amount in pesos received as consideration for the export collection settlement in a “Special Account for Exporters”, provided that they are funds obtained from any of the following transactions:

(i) export collections entered under concept code B01 or discount without recourse from a foreign entity of credits for exports of goods (concept code B03), in both cases corresponding to a destination that obtained the customs shipping complement until August 4, 2022 and provided that the exporter settles the funds obtained not less than 30 calendar days prior to the collection date originally agreed with the buyer or to the date of the credit, as the case may be;

(ii) advance collections on exports of goods (concept code B02) remitted by the buyer for a product to be shipped not less than 60 calendar days after the settlement date; or

(iii) prefinancing of exports of goods from abroad (concept code B03), the cancellation of which shall commence at least 60 calendar days after the settlement date.

For such purposes, financial entities shall open “Special Accounts for Exporters” in pesos, in which only the credits listed above shall be admitted. The balances recorded in these accounts shall be credited on a daily basis according to the evolution of the U.S. dollar - Communication “A” 3500 - on the previous business day.

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

Foreign Assets

Prior authorization from the Central Bank is required for the acquisition of foreign assets (e.g., purchase of foreign currency, among others) and for derivative transactions by Argentine companies, Argentine local governments, Argentine mutual funds, trusts and other Argentine entities. Individuals must request authorization when the value of such assets exceed US$200 (in the case of withdrawals from Argentine bank accounts) or US$100 (in the case of cash purchases) in any calendar month.

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

Additionally, Communication “A” 7,106 established the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the Central Bank a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the Central Bank will grant access to companies for an amount less than 40% of maturities and companies must refinance the rest for a term of at least two years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of US$1,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

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

Communication “A” 7,030, and its amendments, establishes that prior authorization from the Central Bank shall be granted for the cancellation of capital services of financial debts abroad, provided that the creditor is a related counterparty, with limited exceptions.

Pursuant to this, the Central Bank may grant companies access to the MULC for up to 40% of any such debt, with the companies being required to refinance the outstanding 60% following certain guidelines established by the Central Bank.

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

Reporting Regime

In all cases, access to the foreign exchange market for the payment of financial or commercial debts will be granted to the extent that such debts were disclosed in accordance with the Central Bank’s reporting regime.

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

•	request the prior approval of the Central Bank; or

•
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

In addition, Communication “A” 7,030, as amended, established the prior approval of the Central Bank for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

•
All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to US$100,000 (with some exceptions, expressly provided for by the regulation).

•
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

On October 5, 2021, by means of General Resolution 907/21, a limit on the sale of securities which are denominated in U.S. dollars and issued under local law was established at the end of each week for those transactions that had a concurrence of tenders received with a priority of price and time. This limit may not exceed the amount of fifty thousand nominal values settled. Plus, it was also established as prior condition for those transactions that the orders may only be given if no sales have been made with foreign settlement in the previous 30 days, and a commit not to do so within 30 subsequent calendar days.

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

•	request the prior approval of the BCRA; or

•
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

On April 21, 2023, the BCRA issued Communications “A” 7746 and 7747 which provides for certain modifications to the rules of access to the MULC for the payment of services, payment of interest to related companies abroad that correspond to imports of goods and/or services and/or financial loans.

In the case of transactions with securities, the term of 90 calendar days prior and subsequent to the access to the foreign exchange market without having carried out transactions of this nature, will only apply to securities issued under Argentine law. In the remaining cases the term will be increased to 180 calendar days. This term will be considered for transactions carried out as from April 21, 2023.

On July 8, 2021, the CNV, approved General Resolution 895/2021, to increase the minimum holding periods for the settlement of securities against foreign currency and in foreign jurisdiction. Said General Resolution does not incorporate modifications for the settlement of securities against local currency.

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

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2022 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings:

Annual taxable income (ARS)	Tax due on lower limit (ARS)	Marginal rate on the excess of the lower limit
0 to 7.60 million	ARS 0	25%
Over 7.60 million to 76.04 million	ARS 1.90 million	30%
Over 76.04 million	ARS 22.43 million	35%

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

Treaties to Avoid Double Taxation

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Qatar, Russia, Spain, Sweden, Switzerland, The Netherlands, United Arab Emirates, United Kingdom, and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties with Turkey, Luxembourg, Japan, Austria and China, but they are still pending approval by the Argentine Congress. In turn, tax treaties are being negotiated with Colombia and Israel, and amendments to the current tax treaty with France. There is currently an agreement between Argentina and the United States on the exchange of Country-by-Country Reports, but there is no tax treaty or convention in effect between both countries. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be exempted from the payment of the personal asset tax.

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our activities are exposed to market risk, including the foreign exchange rate risk, the interest rate risk and the commodity price risk. Financial risks are those derived from financial instruments we are exposed to during or at the closing of each fiscal year. Our risk management policy is defined with the objective of reducing the impact of the loss of purchasing power. Based on this, the Management Committee is in charge of defining policies, procedures, limits and measures to mitigate the impact of such risks.

For further information on our market risks, please see Note 16 to our Audited Financial Statements.

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
	Up to US$5.00 per 100 ADSs (or fraction thereof) issued.	Person receiving ADSs.
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to US$5.00 per 100 ADSs (or fraction thereof) canceled.	Person whose ADSs are being canceled.
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to US$5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
ADS Services.	Up to US$5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

Disclosure for Fees Incurred in Past Annual Period. From January 1, 2022, to April 20, 2023, we received from the Depositary US$ 1,348 for the expenses incurred by us related to the administration and maintenance of the ADR program and investor relation activities.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

No events required to be reported have occurred that materially affect tgs.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures.

A. Disclosure Controls and Procedures

We carried out an assessment under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this assessment, our CEO and CFO concluded that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this assessment, management concluded that, as of the end of fiscal year 2022, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

PwC and EY have jointly audited and reported on the effectiveness of our internal controls over financial reporting as of December 31, 2022, as stated in their reports appearing herein.

D. Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

Fees billed for professional services provided to us by PwC and EY, during the years ended December 31, 2022 and 2021 in each of the following categories are:

	Year ended December 31,
	PwC		EY
	2022	2021	2022	2021
	(in thousands of pesos)
Audit fees	78,874	66,296	78,803	68,890
All other fees	-	-	-	28,496
Total fees	78,874	66,296	78,803	97,386

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

Consequently, all services and fees rendered by our independent auditors during the year ended December 31, 2022 were approved by the Audit Committee prior to their engagement to perform such work.

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

Directors

According to NYSE Standards, listed companies must have a majority of independent directors. Argentine law does not require a majority of independent directors, but does require at least two independent directors on the Audit Committee. At our Board of Directors meeting held on April 19, 2023, three independent directors, meeting the independence criteria set forth under SEC regulations and NYSE Standards (but under CNV regulations, two qualify as independents) were appointed to the Audit Committee. We also have three alternate directors who qualify as independent.

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

Code of Conduct

According to Section 303A.10 of the NYSE Standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In October 2005, our Board of Directors approved a “Code of Conduct” with the purpose of introducing SEC rules applicable to foreign registrants. Such code applies to all Board of Directors’ members, senior management, and employees, with no exceptions. Our Code of Conduct is available to the public on our website and as an Exhibit to this Annual Report. Our Code of Conduct is currently an annex of the integrity program.

CEO’s Certification

Each listed company’s CEO must annually certify to the NYSE that he or she is not aware of any violation by the company of the NYSE’s corporate governance listing standards. There is no such requirement under Argentine law.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

PART III

Item 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

The following Financial Statements are filed as part of this Form 20-F:

Transportadora de Gas del Sur S.A.

Exhibits No.
1.1	Corporate Charter and Bylaws.(2)
1.2	Bylaws Amendments.(1)
2.4
Indenture dated May 2, 2018, entered into among tgs, Delaware Trust Company as trustee, co-registrar, paying agent and transfer agent, and Banco Santander Rio S.A., as registrar, Argentine paying agent, Argentine transfer agent and representative of the trustee in Argentina, relating to the issuance of tgs’s Class 2, 6.750% senior notes due 2025.(2)

2.5	Officers’ Certificate establishing the terms of tgs’ 6.750% Notes Due 2025.(2)
2.6	Description of Securities Registered under Section 12 of the Exchange Act.(3)
3.1	CIESA Shareholders’ Agreement.(5)
3.2	CIESA’s Fourth Amendment to the Restructuring Agreement.(6)
3.3	CIESA’s Settlement Agreement.(5)

4.1	Technical Assistance Service Agreement between tgs and Pampa Energía, dated December 26, 2017.(2)
5.1	Financial lease agreement between Petrobras Argentina and tgs, dated July 25, 2016.(7)
8.1	List of tgs’s Subsidiaries.
11.1	Code of Ethics.(4)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter.(8)

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TRANSPORTADORA DE GAS DEL SUR S.A.
(Registrant)

By:	/s/ Oscar José Sardi
	Name:	Oscar José Sardi
	Title:	Chief Executive Officer

/s/ Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

Dated: April 25, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2023 expressed an unqualified opinion thereon.

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

Impairment of long-lived assets related to Property, Plant & Equipment of Natural Gas Transportation cash-generating unit

Description of the matter

At December 31, 2022, the Company’s net book value of Property, Plant & Equipment (“PPE”) related to the Natural Gas Transportation cash-generating unit was Argentine Pesos 189,315 million. As discussed in Notes 4 (j) and 5 (a) to the consolidated financial statements, PPE is tested to assess whether an impairment or reversal of a previous impairment is required when significant changes took place during the period, or that will take place in the near future, indicate that the recoverable value of the PPE amounts may be affected. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. The value in use is calculated based on discounted future cash flows. Management’s projected cash flows for the Natural Gas Transportation cash-generating unit considered significant judgements and assumptions relating to: discount rate, estimates of future tariff and the recognition of cost adjustments, and expected macroeconomic variables such interest rates, inflation, foreign exchange rates, among others.

The principal considerations for our determination that performing procedures relating to the impairment of long-lived assets for PPE of Natural Gas Transportation cash-generating unit is a critical audit matter are the significant judgment by management in estimating the value in use of this cash-generating unit, a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s  significant assumptions related to discount rate, estimates of future tariff and the recognition of cost adjustments and expected macroeconomic variables such as interest rates, inflation and foreign exchange rates. In addition, the audit effort involved professionals with specialized skill and knowledge.

How we addressed the matter in our audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These audit procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of controls over management’s impairment review process, including controls over the review of the significant assumptions. These procedures also included, among others, evaluating the estimation methodology and testing the aforementioned significant assumptions and the completeness, accuracy, and relevance of underlying data used. The significant assumptions were compared with available economic trend data and evaluating the historical accuracy of management’s estimates; sensitivity analyses of the significant assumptions were performed to evaluate the changes in the value in use that would result from changes in the assumptions; the arithmetical accuracy of the discounted cash flows model was evaluated; and the disclosures in the consolidated financial statements were assessed. Professionals with specialized skill and knowledge were involved to assist in the evaluation of the methodology and the significant assumptions used in the future cash flows estimated by management.

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

April 25, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of

Transportadora de Gas del Sur S.A.

Opinion on the Internal Control over Financial Reporting

We have audited Transportadora de Gas del Sur S.A. and its subsidiaries (together the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control  Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 25, 2023 expressed an unqualified opinion thereon.

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

Buenos Aires, Argentina

April 25, 2023

TRANSPORTADORA DE GAS DEL SUR S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
 (Stated in thousands of pesos as described in Note 3 and 4.d. except for share and per share information)

	Notes	2022	2021	2020

Revenues	8.h.	164,524,789	173,319,821	164,275,443
Net cost of sales	8.i.	(96,041,564)	(92,843,404)	(81,049,791)
Gross profit		68,483,225	80,476,417	83,225,652

Administrative expenses	8.j.	(5,754,433)	(4,996,067)	(4,947,813)
Selling expenses	8.j.	(10,203,597)	(9,339,564)	(8,725,879)
Other operating results	8.l.	(76,498)	250,925	293,522
Impairment of PPE	5.a.	-	-	(9,156,072)
Operating profit		52,448,697	66,391,711	60,689,410

Net financial results
Financial income	8.k.	29,776,707	13,386,552	16,216,663
Financial expenses	8.k.	(58,904,450)	(32,942,739)	(53,495,791)
Other financial results	8.k.	22,199,580	395,150	(19,919,477)
Gain on net monetary position	8.k.	3,768,283	18,311,140	19,058,813
Total net financial results		(3,159,880)	(849,897)	(38,139,792)
Share of profit from associates	11	90,138	41,347	62,657

Net income before income tax		49,378,955	65,583,161	22,612,275

Income tax expense	14	(17,061,153)	(24,810,849)	(12,950,061)

Total comprehensive income for the year		32,317,802	40,772,312	9,662,214

Total comprehensive income attributable to:
Owners of the Company		32,317,790	40,772,306	9,662,187
Non-controlling interests		12	6	27
Total comprehensive income for the year		32,317,802	40,772,312	9,662,214

Total comprehensive income per share attributable to owners of the Company:
Weighted average of outstanding ordinary shares *		752,761,058	752,761,058	762,371,755
Basic and diluted earnings per share		42.93	54.16	12.68

*The weighted average of the number of shares considers the effect of the weighted average of the changes originated in the transactions with treasury shares made during the year.

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND 2021 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Notes	2022	2021
ASSETS

Non-current assets
Property, plant and equipment	12	294,479,596	292,534,643
Investments in associates	9	154,502	64,371
Financial assets measured at amortised cost	8.m.	40,162,283	43,720,399
Deferred income tax asset	14	27,410	46,277
Other receivables	8.a.	14,899	17,249
Total non-current assets		334,838,690	336,382,939

Current assets
Other receivables	8.a.	16,176,638	11,642,263
Inventories		1,833,545	2,278,309
Trade receivables	8.b.	16,939,295	20,693,854
Contract assets		24,043	46,834
Financial assets measured at amortised cost	8.m.	1,438	3,721
Financial assets at fair value through profit or loss	8.n.	39,289,630	25,844,992
Cash and cash equivalents	8.c.	2,988,946	8,627,004
Total current assets		77,253,535	69,136,977

Total Assets		412,092,225	405,519,916

EQUITY
Common stock		108,907,931	108,907,931
Treasury shares		6,037,989	6,037,989
Cost of acquisition of treasury shares		(10,924,539)	(10,924,539)
Additional paid-up capital		(3,169,112)	(3,169,112)
Legal reserve		12,779,853	10,741,238
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		121,274,267	82,540,576
Accumulated retained earnings		32,317,790	40,772,306
Non-controlling interests		110	98
Total equity		267,224,289	234,906,487

LIABILITES

Non-current liabilities
Deferred tax liabilities	14	21,248,327	20,063,665
Taxes payables	8.f.	14,285	-
Contract liabilities	8.d.	11,717,412	10,963,157
Loans	13	90,694,136	100,121,274
Total non-current liabilities		123,674,160	131,148,096

Current liabilities
Provisions	15	1,834,094	2,524,233
Contract liabilities	8.d.	1,045,454	978,575
Other payables	8.e.	286,555	619,970
Taxes payables	8.f.	944,696	1,297,426
Income tax payable		8,283	17,067,810
Payroll and social security taxes payable	8.o.	2,629,829	2,774,569
Loans	13	3,919,929	2,299,738
Derivative financial instruments	16.1.1	-	82,329
Trade payables	8.g.	10,524,936	11,820,683
Total current liabilities		21,193,776	39,465,333

Total liabilities		144,867,936	170,613,429

Total equity and liabilities		412,092,225	405,519,916

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	Shareholders Contributions							Retained Earnings
	Outstanding shares		Treasury shares						Reserve for
		Inflation		Inflation	Acquisition cost				capital expenditures,
	Common	adjustment	Common	adjustment	of treasury	Additional paid-up			acquisition of				Non-Controlling
	stock	to common	stock (1)	to common	shares (1)	capital (2)		Legal	treasury shares	Accumulated	Subtotal	Total	interests	Total
		stock		stock (1)			Subtotal	reserve	and/or dividends	retained earnings

Balances at December 31, 2019	784,608	112,695,920	9,887	1,455,505	(2,925,145)	(3,169,112)	108,851,663	7,695,275	21,419,795	54,504,557	83,619,627	192,471,290	112	192,471,402

Treasury shares purchase	(31,847)	(4,540,750)	31,847	4,540,750	(7,999,394)	-	(7,999,394)	-	-	-	-	(7,999,394)	-	(7,999,394)
Resolutions of the Ordinary and Extraordinay Shareholders
Meeting held on April 21, 2020
Legal Reserve	-	-	-	-	-	-	-	2,562,853	-	(2,562,853)	-	-	-	-
Dividends payment	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(21,419,795)	21,419,795	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	73,361,499	(73,361,499)	-	-	-	-

Non-controlling interests dividends payment	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	9,662,187	9,662,187	9,662,187	27	9,662,214

Balances at December 31, 2020	752,761	108,155,170	41,734	5,996,255	(10,924,539)	(3,169,112)	100,852,269	10,258,128	73,361,499	9,662,187	93,281,814	194,134,083	92	194,134,175

Resolutions of the Ordinary and Extraordinay Shareholders
Meeting held on April 20, 2021
Legal Reserve	-	-	-	-	-	-	-	483,110	-	(483,110.00)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(73,361,499)	73,361,499.00	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	82,540,576	(82,540,576.00)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	40,772,306	40,772,306	40,772,306	6	40,772,312

Balances at December 31, 2021	752,761	108,155,170	41,734	5,996,255	(10,924,539)	(3,169,112)	100,852,269	10,741,238	82,540,576	40,772,306	134,054,120	234,906,389	98	234,906,487

Resolutions of the Ordinary Shareholders
Meeting held on April 5, 2022
Legal Reserve	-	-	-	-	-	-	-	2,038,615	-	(2,038,615)	-	-	-	-
Derecognition of reserves	-	-	-	-	-	-	-	-	(82,540,576)	82,540,576	-	-	-	-
Reserve for capital expenditures, acquisition of treasury shares and/or dividends	-	-	-	-	-	-	-	-	121,274,267	(121,274,267)	-	-	-	-

Comprehensive income for the year	-	-	-	-	-	-	-	-	-	32,317,790	32,317,790	32,317,790	12	32,317,802

Balances at December 31, 2022	752,761	108,155,170	41,734	5,996,255	(10,924,539)	(3,169,112)	100,852,269	12,779,853	121,274,267	32,317,790	166,371,910	267,224,179	110	267,224,289

(1)
As of December 31, 2022, 2021 and 2020 corresponds to 41,734,225 shares of par value Ps. 1 each, equivalent to 5.25% of the share capital. The acquisition cost of these shares amounted to Ps. 10,924,539. See Note 19.b) to the consolidated financial statements.

(2)	See Note 19.b).

The accompanying notes are an integral part of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Stated in thousands of pesos as described in Note 3 and 4.d.)

	2022	2021	2020
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Total comprehensive income for the year	32,317,802	40,772,312	9,662,214

Reconciliation of total comprehensive income to cash flows provided by operating activities:

Depreciation of property, plant and equipment	19,572,669	18,721,149	18,115,502
Derivative financial instrument results	127,585	157,227	(1,321,859)
Disposal of property, plant and equipment	96,242	125,836	102,586
Share of gain from associates	(90,138)	(41,347)	(62,657)
Increase in provisions	775,831	1,026,961	955,990
Interest expense accrual, net	6,537,595	8,392,366	9,455,473
Interest (loss) / income on other financial assets other than cash and cash equivalents	(21,176,519)	3,559,483	22,890,324
Income tax	17,061,153	24,810,849	12,950,061
Impairment of PPE	-	-	9,156,072
Notes repurchase result	1,030,169	806,841	(1,174,202)
Allowance for doubtful accounts	-	(129,715)	279,520
Foreign exchange loss, net	28,102,079	12,922,876	33,974,755
Loss on net monetary position	(9,107,531)	(21,839,164)	(20,638,648)

Changes in assets and liabilities:
Trade receivables	(7,812,886)	(10,879,283)	(893,154)
Other receivables	(6,510,381)	(8,226,280)	(1,627,647)
Inventories	(663,941)	(1,165,062)	(775,818)
Trade payables	4,439,683	5,261,196	422,732
Contract assets	-	186,898	168,414
Payroll and social security taxes	1,157,960	538,358	1,468,758
Taxes payables	310,109	644,834	18,523
Other payables	(32,423)	31,745	42,089
Provisions	(20,248)	(9,751)	(23,737)
Interest paid	(5,725,137)	(7,304,538)	(8,077,195)
Income tax paid	(25,687,559)	(8,360,256)	(3,430,707)
Contract liabilities	821,246	(906,573)	254,990
Derivative financial instruments payment	(109,299)	(73,392)	1,945,363

Cash flows provided by operating activities	35,414,061	59,023,570	83,837,742

CASH FLOWS USED IN INVESTING ACTIVITIES

Additions to property, plant and equipment	(25,307,541)	(18,794,792)	(22,844,489)
Dividends received	-	354,492	-
Financial assets not considered cash equivalents	(14,908,086)	(40,550,286)	(65,621,123)

Cash flows used in investing activities	(40,215,627)	(58,990,586)	(88,465,612)

CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES

Payment of loans	(86,187)	-	(3,981,411)
Proceeds from loans	6,164,853	-	-
Cost of acquisition of treasury shares	-	-	(7,999,394)
Dividends paid	-	-	(47)
Cost of repurchase of notes	(2,452,516)	(1,869,224)	(2,939,684)

Cash flows provided by / (used in) financing activities	3,626,150	(1,869,224)	(14,920,536)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,175,416)	(1,836,240)	(19,548,406)

Cash and cash equivalents at the beginning of the year	8,627,004	13,682,131	39,088,735

Foreign exchange gain on Cash and cash equivalents	292,549	629,531	2,236,421

Monetary results effect on Cash and cash equivalents	(4,755,191)	(3,848,418)	(8,094,619)

Cash and cash equivalents at the end of the year	2,988,946	8,627,004	13,682,131

The accompanying notes are an integral part of these consolidated financial statements.
For further information, see Note 6.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following table shows the organizational structure, shareholders and related parties of tgs as of December 31, 2022:

44%, 24%, 8%, 12%, 5%, 51%, 49%, 51%, 49%, 99.98%, 0.02%, 80%, 15%, 5%, 100%, 49%, 25.5%, 20.4%, 5.1%

Economic context

The Company operates in a complex economic context whose main variables have recently had strong volatility as a result of health events generated by the COVID19 pandemic, political and economic events both domestically and internationally.

During the first quarter of 2022, Argentina and the IMF reached an agreement where fiscal and monetary goals were established and a refinancing of maturities was obtained. However, the inflationary inertia continues, and as of December 31, 2022, year-on-year inflation reached 94.8%.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

In addition, the conflict between Russia and Ukraine has been a major factor of global destabilization that led to a significant increase in the price of commodities, including natural gas. In this context, on April 7, 2022, the Argentine Government announced an agreement for the supply of natural gas from Bolivia during the winter period. The increase in natural gas prices could negatively affect Argentina’s current fiscal imbalance. Also, the availability and price of natural gas are key factors for the normal development of the Cerri Complex’s Liquids production activities.

The main macroeconomic issues and the measures adopted by the Government are described below:

Economic activity, poverty and unemployment

In recent years, the Argentine economy suffered a significant impact from the crisis generated by COVID-19 to the difficult moment that the international economy is experiencing due to high inflation and the conflict between Russia and Ukraine.

In this sense, after the abrupt economic slowdown produced in 2020 as a result of the sanitary measures imposed, the economy has begun a path of recovery in 2021, reaching an increase of 10.4% in the Monthly Estimator of Economic Activity (“EMAE”). This trend was reduced during 2022, showing that indicator a positive variation, as of November of that year, of 2.6% year-on-year. Recent estimates predict that given the volatile Argentine and international situation, economic growth would slow down during 2023.

Additionally, the unemployment rate presented a rate of 7.1% for the third quarter of 2022, according to the latest information provided by INDEC.

Likewise, the pandemic has had a profound initial impact on the lowest-income sectors. The latest official statistical data available from INDEC corresponds to the first semester of 2022, and indicates that in that period poverty reached 36.5%.

Fiscal imbalance

The primary fiscal deficit continued to be high, amounting in 2022 to 2.4% of the Gross Domestic Product (“GDP”). For its part, the financial deficit amounted to 4.2% of GDP. The reduction compared to 2021 was mainly due to the reorganization of the fiscal accounts carried out in order to meet the goals agreed with the IMF in the Extended Facilities Program.

Tariff policy

Reducing the fiscal deficit is one of the central issues within the framework of the principle of agreement with the IMF, and a large part of the deficit is explained by the growth of subsidies that cover the delay with tariffs. Public services tariffs have been virtually (in some cases completely and in others partially) frozen for almost 24 months.

During 2022, public service companies only received temporary rate increases since the comprehensive rate review (“RTI”) renegotiation process has not been completed. In fact, towards the end of 2022, the Government extended its completion period until the end of 2023. For more information, see “Note 17 – Regulatory framework.”

Likewise, in order to encourage production, to reduce the impact on certain types of natural gas consumers and to reduce the subsidies paid to natural gas producers, as from November 2020, the Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 was established through Decree No. 892/2020 (the “Gas.Ar Plan”).

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

According to the latest Survey of Market Expectations (“REM”) carried out by the BCRA corresponding to December 2023, the median resulting from the estimates made by the 37 participants of the REM, showed an expected inflation of 110% for 2023.

Public debt

In 2022, an extremely important milestone was achieved, which was the agreement reached with the International Monetary Fund (“IMF”) for a new Extended Facilities Program. With a duration of 30 months, disbursements are made over 10 years, four and a half years of grace, this program allows the country to postpone its maturities with the agency and strengthen its reserves in the short term. Among the commitments assumed is gradual fiscal consolidation -reaching equilibrium in 2025- together with the reduction of monetary financing of the deficit and the accumulation of reserves to gain some freedom in monetary policy.

Exchange market

The low level of reserves in the BCRA has led the National Government to maintain a very restrictive exchange control for the purchase of foreign currency in the single free market for foreign exchange (“MULC”), in which the price of the US dollar at 31 December 2022 was $176.96 (buyer) and $177.16 (seller), representing an increase of approximately 72%, well below inflation as measured by the CPI. However, as of December 31, 2022, the gap with respect to the alternative quotations of the US dollar obtained in the market was close to 100%.

Since the primary elections that took place in September 2021, the BCRA had to tighten the exchange rate clamp to try to stop the leak of foreign currency, establishing, among other measures, greater restrictions on access to the MULC for imports. For further information, see “Note 16.1.1. – Risk associated with exchange rate”.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

These consolidated financial statements were approved and authorized for issuance by the Company’s Board of Directors on April 25, 2023.

3.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”), jointly the “IFRS”).

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which adopts the International Financial Reporting Standards (“IFRS”) issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The consolidated financial statements have been stated in terms of the measuring unit current as of December 31, 2022 in accordance with IAS 29 “Financial reporting in hyperinflationary economies” and are stated in thousands of Argentine pesos (“Ps.” Or “pesos”) which is the functional currency of the Company, unless otherwise stated. For further information, see Note 4.c).
4.	SIGNIFICANT ACCOUNTING POLICIES

4.a) New accounting standards

4.a 1) New standards and interpretations issued by the IASB effective for the years beginning on or after January 1, 2022 adopted by the Company

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2022 and that have not had an impact on the Company’s consolidated financial statements are the following:

IAS 16 - Property, plant and equipment (“PPE”) – Proceeds before intended use

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PPE the revenue from the sale of items produced while bringing that asset into use. Instead, an entity shall recognize the revenue from the sale of such items, as well as the costs of production of those items, in profit or loss.

This amendment became effective for annual periods that began on or after January 1, 2022 and should be applied retrospectively to items of PPE that are available for use from the beginning of the earliest period presented when the company first applies the amendment.

The amendments did not have a significant impact on the Company’s consolidated financial statements.

IAS 37: Onerous Contracts: Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entit should include when assessing whether a contract is onerous.

These amendments clarify the meaning of “costs to fulfill a contract”. Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

These amendments became effective for annual reporting periods that began on or after January 1, 2022.

The amendments did not have a significant impact on the Company´s consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.a.2) New IFRS issued that are not yet effective for the year beginning January 1, 2022.

The IFRS that potentially have an impact on the Company, which are not mandatory and have not been adopted early in the year beginning January 1, 2022, are listed below:

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

This amendment is not expected to have a significant impact on the Company´s consolidated financial statements.

IAS 8: “Accounting Policies, Changes in Accounting Estimates and Errors”

In February 2021, the IASB issued amendments to IAS 8, introducing a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The modifications are effective for annual reporting periods that began on or after January 1, 2023.

This amendment is not expected to have a significant impact on the Company´s consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

IAS 1: Disclosure of accounting policies – Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality, providing guidance and examples to help entities apply disclosure materiality judgments on accounting policies. The purpose of the amendments is to help entities provide information about accounting policies that is more useful, by replacing the requirement that entities disclose their “significant” accounting policies with “material” accounting policies and by adding guidance on how Entities apply the concept of materiality when making decisions about disclosures regarding accounting policies.

The modifications are effective for annual reporting periods that began on or after January 1, 2023.

This amendment is not expected to have a significant impact on the Company´s consolidated financial statements.

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

Inter-company transactions, balances and profit or loss from transactions between group companies are eliminated. Unrealized profit or loss are also eliminated.

Detailed data reflecting subsidiary control as of December 31, 2022 and 2021 is as follows:

		% of shareholding and voting
Company	Incorporation country	Direct	Indirect	Closing date	Main activity

Telcosur	Argentina	99.98%	-	December 31	Telecommunication Services
CTG	Argentina	100%	-	December 31	Electricity related services
TGSLatam	Bolivia	80%	100%	December 31	Hydrocarbons and Electrical power related services

For consolidation purposes for the year ended December 31, 2022, the financial statements of Telcosur and TGSLatam have been used at those dates. The subsidiary CTG does not record operations or significant assets and liabilities as of December 31, 2022 and 2021.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

The Company accounted for the investments in its associates, under the equity method on the basis on the financial statements as of September 30, 2022 of Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay SA (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”), under liquidation. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2022 of Link, TGU and EGS (in liquidation) from this date to December 31, 2022.

Unrealized gains and losses resulting from transactions between tgs and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2022 and 2021:

Company	% of shareholding and voting	Country	Main activity	Closing date

TGU	49.00%	Uruguay	Pipeline maintenance	December 31
EGS (“in liquidation”)	49.00%	Argentina	Pipeline exploitation and construction	December 31
Link	49.00%	Argentina	Pipeline exploitation and construction	December 31

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

4.d.1) Regulatory framework

The consolidated financial statements as of December 31, 2022, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company’s functional currency (the Argentine peso) in accordance with IAS 29 “Financial Reporting in hyperinflationary economies” (“IAS 29”) and CNV General Resolution No. 777/2018. As a result, the financial statements are stated in terms of the current unit of measurement at the 2022 balance sheet date.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Considering the aforementioned index, inflation was 94.79%, 50.94% and 36.14% in the years ended December 31, 2022, 2021 and 2020 respectively.

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

The figures as of December 31, 2021 and 2020, which are presented in these Consolidated Financial Statements for comparative purposes, arise from the restatement to the current unit of measure of the Financial Statements as of said dates, in accordance with IAS 29.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

4.e)	Financial instruments

4.e.1) Financial assets

Recognition and initial measurement

Financial assets are classified, at the time of initial recognition, as:

•	Financial assets subsequently measured at amortised cost, and

•	Financial assets subsequently measured at fair value (either with changes in other comprehensive income or with changes in results).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. For additional information, see Note 16.2.1.

Subsequent measurement

After initial recognition, financial assets are measured according to their initial classification according to the following categories:

Financial assets measured at amortised cost

It is the most relevant category used by the Company, financial assets are classified and measure at amortised cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortised cost are subsequently measured using the effective interest method.

Gains and losses are recognized in the Statement of Comprehensive Income under financial results when the asset is derecognized, modified or impaired.

Financial assets at fair value through OCI (Debt instruments)

Corresponds to financial assets that are maintained in a business model whose objective is achieved by obtaining contractual cash flows and selling them.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

As of December 31, 2022 and 2021, the Company has not recognized any financial assets under this category.

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

As of December 31, 2022 and 2021, the Company has not recognized any financial assets under this category.

Financial assets at fair value through profit or loss

In the event that financial assets are not classified according to the aforementioned categories, they will be subsequently measured at fair value, presenting gains or losses arising from changes in fair value in the income statement within financial results in the year in which they are originated.

Impairment of financial assets

The Company applies the Expected Credit loss (“ECL”) model for those financial assets accounted for at amortised cost or at fair value through OCI. The ECL is based on the difference between the contractual cash flows due in accordance with the contract and the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. To this end, the Company evaluates various factors, including credit risk, historical trends and other available information.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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
Recognition and initial measurement

Financial liabilities are classified, at initial recognition, as subsequently measured at amortised cost or at fair value through profit or loss, as appropriate.

All financial liabilities are recognized initially at fair value net of transaction costs.

They are classified in current liabilities, except those whose maturity exceeds twelve months, which are classified as non-current liabilities.

Subsequent measurement

Financial liabilities at fair value through profit or loss

Includes financial liabilities measured at fair value. As of December 31, 2022 there are no instruments classified in this category. As of December 31, 2021 the Company includes derivative financial instruments under this category.

Financial liabilities at amortised cost

The Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months including premiums, discounts and direct expenses, which are included as non-current liabilities. They are measured using the effective interest method. As of December 31, 2022 and 2021, all of the Company’s financial liabilities were classified in this category.
Offsetting of financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.f)	Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under “Financial income / expenses” in the statement of comprehensive income, or in the other comprehensive income if hedge accounting is applied.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Derivative financial instruments are measured in accordance with IFRS 13 “Fair value measurement”.

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged.

As of December 31, 2021, the Company had contracted forward operations for the purchase of US dollars, (which qualify as exchange-traded futures), which are disclosed in the item “Derivative financial instruments” of the Statement of Financial Position, for which the application of the hedge accounting as defined by IFRS 9 has not been elected. The (loss) / gain for the year was included in the line “Derivative financial instruments result” in “Financial Results” in the Statement of Comprehensive Income. For more information, see notes 16.1.1 and 16.1.3 to these financial statements.

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
Trade receivables, contract assets and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for trade receivables.
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects, until the moment in which the asset is in conditions for its use. Capitalization of borrowing costs is carried out considering the provisions of IAS 29, recording as an expense in the Statement of Comprehensive Income the part of the borrowing costs that compensates for inflation during the same period. As of December 31, 2022 and 2021 there have not been capitalized borrowing costs.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of comprehensive income.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the management makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets.

As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

Impairment losses, if any, are recognized in the statement of comprehensive income.

As of December 31, 2022 and 2021, the book value of PPE did not exceed its recoverable value.

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
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

4.l)	Loans

Loans have been initially recorded at fair value net of direct attributable transaction costs. Subsequently, loans are valued at their amortised cost. Liabilities are disclosed as non-current when their maturity exceeds twelve months.

4.m)	Trade payables

Trade payable are initially recognized at fair value. Subsequently they are measured at amortised cost using the effective tax method.

4.n)	Income tax and deferred income tax

Income tax includes current tax and deferred income tax. Income tax is presented in the Statement of Comprehensive Income.

The current income tax is calculated on the basis of tax regulations in force at each reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2022 and 2021, there are no provisions booked for this concept.

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
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Mainly consist of pre-payments for services made by customers in order to finance the works to render the service. Contract liabilities are recognized initially at their fair value. Subsequent to initial recognition, advances from customers are measured at their amortised cost based on the projections of the services to be provided that cancel the advances, restated for the inflation effects as mentioned in Note 4.d).

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

4.s)	Basic and diluted earnings per share

Earnings per share as of December 31, 2022, 2021 and 2020 were calculated as follows:

	2022	2021	2020
Net income attributable to owners of the Company	32,317,790	40,772,306	9,662,187
Average number of outstanding shares (1)	752,761,058	752,761,058	762,371,755
Basic and diluited earnings per share	42.93	54.16	12.68

(1)	The weighted average number of shares considers the effect of the weighted average of the changes originated in the transactions with the treasury shares made during the year.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As of December 31, 2022, 2021 and 2020, there are no tgs instruments outstanding that imply the existence of potential ordinary shares, thus the basic net income per share for each of the three years ended on December 31, 2022, 2021 and 2020 matches the diluted net income per share.

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

5.a) Impairment of PPE

As mentioned in Note 4.j), the management periodically evaluates the existence of significant events or changes that could have an adverse effect on the Company or will take place in the near future that could affect the recoverable amount of PPE. PPE is tested to assess whether an impairment or reversal of a previous impairment is required when significant changes took place during the period, or that will take place in the near future, indicate that the recoverable value of the PPE amounts may be affected. These evaluations are performed at the lowest level for which identifiable cash flows exist, i.e., for each CGU. The management considers each business segment as a CGU.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Since August 2019, the main macroeconomic and business variables in Argentina suffered a significant deterioration. This situation was aggravated in 2020 by the negative consequences that COVID had on Argentina’s economic situation which led the Argentine Government to take a series of measures even affecting the regulatory framework of the natural gas transportation segment (see Notes 1 and 17). Given these indicators of impairment of the book value of PPE, the recoverable value of Natural Gas Transportation segment CGU has been calculated based on its value in use as of December 31, 2022.

The value in use of PPE is sensitive to significant variation in the assumptions applied, including the determination of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment.

The value in use is calculated based on the basis of discounted future cash flows. The projected cash flows are prepared taking into account significant assumptions relating to: discount rate, estimates of future tariff adjustments and the recognition of cost adjustments, and expected macroeconomic variables such as interest rates, inflation, foreign exchange rates, among others. The discount rate is based on a weighted average cost of capital (“WACC”).

In performing the analysis for the Natural Gas Transportation segment, the management considered among others: (i) the status of the negotiations with the Argentine Government, (ii) the contractual rights derived from the License, (iii) Management´s expectations with respect to the transitional tariff increase to be granted until the new RTI is finalized, (iv) Management´s expectation of the outcome of the new RTI process and (v) the impact of a cost monitoring scheme that allows for semi-annual adjustments to current tariffs.

The management has prepared, for the Natural Gas Transportation segment, three different estimates of the expected cash flows by sensitizing its main variables (as described above) and assigning probabilities of occurrence based on experience and considering the current socio-economic context, as follows:

a) Base scenario: probability of occurrence assigned 65%
b) Optimistic scenario: probability of occurrence assigned 20%.
c) Pessimistic scenario: probability of occurrence assigned  15%.

In order to make the comparison between the expected cash flow and the book value of the assets assigned to the Natural Gas Transportation segment, the Company has used a weighting of the scenarios, in accordance with the probabilities mentioned above, to determine the expected value in use.

As of December 31, 2022 and 2021, based on the foregoing, the management has not determined the need to record an additional impairment charge.

During 2020, we recorded an impairment of Ps. 9,155 million on our Natural Gas Transportation segment fixed assets as a consequence of the impairment test.

As of December 31, 2022, the Company’s book value of PPE related to Natural Gas Transportation cash-generating units amounted Ps. 189,314,745.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

For the determination of the deferred and current income tax charge as of December 31, 2022 and 2021, the Company has applied the progressive tax rate in force as mentioned above.

More detailed information on income tax is included in Note 14 “Income tax and deferred income tax”.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Non-cash investing and financing activities for the years ended December 31, 2022, 2021 and 2020 are presented below:

	2022	2021	2020
Unpaid acquisition of PPE	1,846,947	1,856,040	895,394
Principal payment of financial lease (1)	901,526	1,163,922	561,495
(1)	Cancelled through compensation with trade receivables with the creditor. See Note 13.

Note 13 to these consolidated financial statements includes a reconciliation between the initial and final balance of the financial liabilities arising from financing activities.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Detailed information on each business segment for the years ended December 31, 2022, 2021 and 2020 is disclosed below:

Year ended December 31, 2022
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Eliminations	Total
Revenues from sales	40,643,462	104,214,859	18,747,054	919,414	-	164,524,789
Intersegment revenues	1,164,760	-	-	-	(1,164,760)	-
Cost of sales	(29,357,094)	(58,784,800)	(8,407,580)	(656,850)	1,164,760	(96,041,564)
Administrative expenses	(4,230,811)	(829,258)	(627,243)	(67,121)	-	(5,754,433)
Selling expenses	(3,019,249)	(5,737,983)	(1,336,806)	(109,559)	-	(10,203,597)
Other operating results	(180,352)	37,940	65,914	-	-	(76,498)
Operating profit	5,020,716	38,900,758	8,441,339	85,884	-	52,448,697
Depreciation of property, plant and equipment	(14,385,464)	(1,308,511)	(3,878,694)	-	-	(19,572,669)

	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Identifiable assets	224,390,925	79,765,071	102,867,810	5,068,419	412,092,225
Identifiable liabilities	68,642,296	7,941,685	63,768,842	4,515,113	144,867,936

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2021
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Eliminations	Total
Revenue from sales	47,729,944	108,559,750	16,137,635	892,492	-	173,319,821
Intersegment revenues	1,753,852	-	-	-	(1,753,852)	-
Cost of sales	(30,398,565)	(56,280,587)	(7,294,631)	(623,473)	1,753,852	(92,843,404)
Administrative expenses	(3,820,247)	(664,124)	(465,910)	(45,786)	-	(4,996,067)
Selling expenses	(3,353,756)	(4,889,198)	(1,010,116)	(86,494)	-	(9,339,564)
Other operating results	(396,796)	626,862	20,099	760	-	250,925
Operating profit	11,514,432	47,352,703	7,387,077	137,499	-	66,391,711
Depreciation of property, plant and equipment	(13,844,172)	(1,194,842)	(3,682,135)	-	-	(18,721,149)

		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Identifiable assets	242,560,322	74,892,859	87,327,237	739,498	405,519,916
Identifiable liabilities	78,050,198	21,404,091	70,954,650	204,490	170,613,429

Year ended December 31, 2020
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Eliminations	Total
Revenue from sales	69,100,376	81,140,913	12,832,687	1,201,467	-	164,275,443
Intersegment revenues	2,483,327	-	-	-	(2,483,327)	-
Cost of sales	(29,218,827)	(46,554,104)	(6,938,313)	(821,874)	2,483,327	(81,049,791)
Administrative expenses	(3,652,010)	(746,192)	(512,372)	(37,239)	-	(4,947,813)
Selling expenses	(4,290,739)	(3,457,748)	(881,361)	(96,031)	-	(8,725,879)
Other operating (expenses) / income	(129,779)	411,530	7,383	4,388	-	293,522
Impairment of PPE	(9,156,072)	-	-	-	-	(9,156,072)
Operating profit	25,136,276	30,794,399	4,508,024	250,711	-	60,689,410
Depreciation of property, plant and equipment	(13,415,586)	(1,125,453)	(3,574,463)	-	-	(18,115,502)

		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Identifiable assets	243,316,895	52,023,450	82,037,118	720,848	378,098,311
Identifiable liabilities	81,196,369	15,989,754	86,567,711	210,291	183,964,125
8.	DETAIL OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME CAPTIONS

a)	Other receivables

	2022		2021
	Current	Non Current	Current	Non Current
Turnover tax balance	220,927	-	246,803	-
Income tax credit balance	96,687	-	42,697	-
VAT credit balance	1,495,500	-	1,368,925	-
Other tax receivables	107,249	55	73,562	919
Prepaid expenses	1,524,421	-	814,670	-
Advances to suppliers	8,338,576	-	5,887,123	-
Subsidies receivables	3,768,159	-	2,427,450	-
Other Receivables UT	33,460	-	56,924	-
Others	591,659	14,844	724,109	16,330
Total	16,176,638	14,899	11,642,263	17,249

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

b)	Trade receivables

	2022		2021
	Current	Non Current	Current	Non Current
Commons	15,741,345	-	20,256,312	-
UT	9,448	-	205,075	-
Natural Gas Transportation	4,398,150	-	6,681,903	-
Production and Commercialization of Liquids	8,189,884	-	10,793,068	-
Other services	3,143,863	-	2,576,266	-
Related parties (Note 21)	1,330,471	-	695,684	-
Natural Gas Transportation	131,145	-	158,708	-
Production and Commercialization of Liquids	281,774	-	210	-
Other services	917,552	-	536,766	-
Allowance for doubtful accounts	(132,521)	-	(258,142)	-
Total	16,939,295	-	20,693,854	-

The movement of the allowance for doubtful accounts is as follows:

Balances as of December 31, 2020	389,643
Inflation adjustment restatement	(131,501)
Additions	-
Applications	-
Reversals	-
Balances as of December 31, 2021	258,142
Inflation adjustment restatement	(125,621)
Additions	-
Applications	-
Reversals	-
Balances as of December 31, 2022	132,521

c)	Cash and cash equivalents

	2022	2021
Cash and banks	289,630	213,984
UT Cash and banks	159	142
Mutual funds in local currency	2,654,934	8,138,623
Interest-bearing accounts	33,343	214,906
UT Mutual funds	10,880	59,349
Total	2,988,946	8,627,004

d)	Contract liabilities

	2022		2021
	Current	Non Current	Current	Non Current
Natural Gas Transportation	360,887	5,902,032	360,886	6,262,944
Production and Commercialization of Liquids	345,243	557,671	263,596	902,915
Other services	326,802	5,257,709	327,971	3,797,298
UT	12,522	-	26,122	-
Total	1,045,454	11,717,412	978,575	10,963,157

During 2022 and 2021 financial years, the Company recognized Ps. 469,978 and Ps. 477,516, respectively, in revenues for sales from contracts with clients in the Statement of Comprehensive Income, which had been included in the balance at the beginning of each year.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Revenues related to the contract liabilities will be recognized in the Statement of Comprehensive Income in accordance with the schedule stipulated with the customers for the provision of the service, which will be completed between 2025 and 2053.

e)	Other payables

	2022		2021
	Current	Non Current	Current	Non Current
Payable for compensation for the Board of Directors and Supervisory Committee	68,039	-	37,809	-
Others	1,763	-	1,983	-
UT Other liabilities	216,753	-	580,178	-
Total	286,555	-	619,970	-

f)	Taxes payables

	2022		2021
	Current	Non Current	Current	Non Current
Health and safety tax	52,339	-	41,921	-
Withholdings and perceptions made to third parties	581,800	-	621,114	-
Turnover Tax	158,382	-	267,965	-
Tax on exports	103,759	-	337,941	-
Others	48,416	14,285	28,485	-
Total	944,696	14,285	1,297,426	-

g)	Trade payables

	2022		2021
	Current	Non Current	Current	Non Current
Suppliers	9,717,662	-	10,662,184	-
UT Suppliers	119,077	-	129,333	-
Customers (credit balances)	15,237	-	18,778	-
Related companies (Note 21)	672,960	-	1,010,388	-
Total	10,524,936	-	11,820,683	-

h)	Revenues

	2022	2021	2020
Sales of goods and services	159,116,112	169,132,295	163,311,441
Subsidies	5,408,677	4,187,526	964,002
Total	164,524,789	173,319,821	164,275,443

Disaggregation of revenues
Below is a table in which revenues are disaggregated considering the type of market and the opportunity to satisfy performance obligations:

Year ended December 31, 2022
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Primary geographical market:
External market	-	46,313,662	-	-	46,313,662
Local market	40,643,462	57,901,197	18,747,054	919,414	118,211,127
Total	40,643,462	104,214,859	18,747,054	919,414	164,524,789
Timing of revenue recognition:
Over the time	40,643,462	4,504,128	18,747,054	919,414	64,814,058
At a point in time	-	99,710,731	-	-	99,710,731
Total	40,643,462	104,214,859	18,747,054	919,414	164,524,789

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2021
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Primary geographical market:
External market	-	44,708,635	-	-	44,708,635
Local market	47,729,944	63,851,115	16,137,635	892,492	128,611,186
Total	47,729,944	108,559,750	16,137,635	892,492	173,319,821
Timing of revenue recognition:
Over the time	47,729,944	4,786,166	16,137,635	892,492	69,546,237
At a point in time	-	103,773,584	-	-	103,773,584
Total	47,729,944	108,559,750	16,137,635	892,492	173,319,821

Year ended December 31, 2020
		Production and
	Natural Gas	Commercialization of	Other
	Transportation	Liquids	Services	Telecommunications	Total
Primary geographical market:
External market	-	28,033,885	-	-	28,033,885
Local market	69,100,376	53,107,028	12,832,687	1,201,467	136,241,558
Total	69,100,376	81,140,913	12,832,687	1,201,467	164,275,443
Timing of revenue recognition:
Over the time	69,100,376	4,898,351	12,832,687	1,201,467	88,032,881
At a point in time	-	76,242,562	-	-	76,242,562
Total	69,100,376	81,140,913	12,832,687	1,201,467	164,275,443

Detailed information of revenues on each business segment for the years ended December 31, 2022, 2021 and 2020 is disclosed below:

i.	Natural Gas Transportation:

	2022	2021	2020
Firm	33,984,311	38,806,353	56,118,114
Access and Charge	1,409,911	1,680,113	2,469,413
Interruptible and Others	5,249,240	7,243,478	10,512,849
Total	40,643,462	47,729,944	69,100,376

ii.	Production and Commercialization of Liquids:

	2022	2021	2020
Product	94,302,054	99,586,058	75,278,560
Services	4,504,128	4,786,166	4,898,351
Government grants	5,408,677	4,187,526	964,002
Total	104,214,859	108,559,750	81,140,913

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

iii.	Other services:

	2022	2021	2020
Conditioning and treatment	5,941,496	6,509,010	5,989,222
Operation and maintenance	450,840	481,338	490,937
Steam sales	372,779	429,014	535,488
Construction	2,363	87,610	75,893
UT Construction	43,537	79,694	207,231
Transportation and conditioning of Natural Gas	11,717,321	8,137,078	5,274,364
Others	218,718	413,891	259,552
Total	18,747,054	16,137,635	12,832,687

i)	Net cost of sales

	2022	2021	2020
Inventories at the beginning of the year	2,278,309	1,680,352	1,231,440
Purchases	48,129,536	46,041,630	37,255,612
Operating costs (Note 8.j.)	47,467,264	47,399,731	44,243,091
Inventories at the end of the year	(1,833,545)	(2,278,309)	(1,680,352)
Total	96,041,564	92,843,404	81,049,791

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

j)	Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law

	2022

		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	13,296,943	5,584,104	4,529,381	2,438,849	744,609		-
Social security taxes	2,521,317	1,034,058	890,630	441,721	154,908		-
Compensation to Directors and Supervisory Committee	125,897	-	-	125,897	-		-
Professional services fees	1,644,291	48,972	600,631	898,431	96,257		-
Technical operator assistance fees	3,067,198	280,709	2,786,489	-	-		-
Materials	1,594,685	462,672	1,130,811	-	1,202		-
Third parties services	1,563,456	679,466	688,730	195,260	-		-
Telecommunications and post expenses	84,443	16,128	26,623	36,931	4,761		-
Rents	108,981	17,579	80,773	9,653	976		-
Transports and freight	613,856	349,132	252,357	11,993	374		-
Easements	200,955	156,726	44,229	-	-		-
Offices supplies	46,944	18,548	9,598	17,996	802		-
Travels expenses	198,078	102,338	35,091	46,229	14,420		-
Insurance	687,743	398,963	237,271	51,509	-		-
Property, plant and equipment maintenance	6,464,178	5,111,188	1,274,298	78,692	-		-
Depreciation of property, plant and equipment	19,572,669	13,185,736	5,187,205	1,199,728	-		-
Taxes and contributions	10,858,003	1,786,426	60,885	29,609	8,981,083	(1)	-
Advertising	189,091	-	-	-	189,091		-
Banks expenses	99,346	-	-	99,346	-		-
Interests expense	6,798,475	-	-	-	-		6,798,475
Foreign exchange loss	52,105,975	-	-	-	-		52,105,975
Costs of services rendered to third parties	48,922	-	48,922	-	-		-
Other expenses	438,298	124,348	226,247	72,589	15,114		-

Total 2022	122,329,744	29,357,093	18,110,171	5,754,433	10,203,597		58,904,450

(1)	Includes tax on exports for Ps. 3,659,451 for the year ended December 31, 2022.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2021

		Operating expenses

Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other contributions	11,614,557	5,027,119	3,883,677	2,072,132	631,629		-
Social security taxes	2,355,744	1,047,791	820,929	341,671	145,353		-
Compensation to Directors and Supervisory Committee	124,190	-	-	124,190	-		-
Professional services fees	996,024	70,276	103,990	781,403	40,355		-
Technical operator assistance fees	4,250,358	744,106	3,506,252	-	-		-
Materials	1,601,348	531,421	1,069,880	-	47		-
Third parties services	1,414,519	662,460	673,542	78,517	-		-
Telecommunications and post expenses	94,968	18,745	18,309	48,768	9,146		-
Rents	61,124	28,263	16,423	15,554	884		-
Transports and freight	496,898	287,470	201,379	7,712	337		-
Easements	355,420	334,008	21,412	-	-		-
Offices supplies	38,629	13,620	8,481	14,812	1,716		-
Travels expenses	109,433	60,943	21,137	22,368	4,985		-
Insurance	852,181	495,149	298,049	58,983	-		-
Property, plant and equipment maintenance	7,814,946	6,598,364	1,134,931	81,651	-		-
Depreciation of property, plant and equipment	18,721,149	12,564,973	4,876,977	1,279,199	-		-
Taxes and contributions	10,433,607	1,809,784	74,808	32,406	8,516,609	(1)	-
Advertising	103,548	-	-	-	103,548		-
Doubtful accounts	(129,715)	-	-	-	(129,715)		-
Banks expenses	23,340	-	-	23,340	-		-
Interests expense	8,703,402	-	-	-	-		8,703,402
Foreign exchange loss	24,239,337	-	-	-	-		24,239,337
Costs of services rendered to third parties	111,952	-	111,952	-	-		-
Other expenses	291,142	104,070	159,041	13,361	14,670		-

Total 2021	94,678,101	30,398,562	17,001,169	4,996,067	9,339,564		32,942,739

(1)	Includes tax on exports of Ps. 3,069,765 for the year ended December 31, 2021.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2020

		Operating expenses
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses		Financial expenses

Salaries, wages and other compensations	11,910,337	5,332,943	3,720,628	2,180,423	676,343		-
Social security taxes	2,422,583	1,044,064	744,398	487,600	146,521		-
Compensation to Directors and Supervisory Committee	117,725	-	-	117,725	-		-
Professional services fees	929,950	101,483	39,103	708,924	80,440		-
Technical operator assistance fees	4,205,901	1,733,124	2,472,777	-	-		-
Materials	1,332,039	482,988	849,051	-	-		-
Third parties services	1,523,368	692,579	772,421	56,718	1,650		-
Telecommunications and post expenses	139,427	39,218	30,941	61,112	8,156		-
Rents	74,086	29,685	15,245	26,924	2,232		-
Transports and freight	460,821	273,192	180,073	7,556	-		-
Easements	289,449	257,489	31,960	-	-		-
Offices supplies	26,629	9,077	3,787	12,962	803		-
Travels expenses	200,878	90,310	58,722	44,430	7,416		-
Insurance	752,400	431,938	267,609	52,812	41		-
Property, plant and equipment maintenance	5,505,454	4,733,387	676,821	95,246	-		-
Depreciation of property, plant and equipment	18,115,502	12,414,245	4,699,917	1,001,340	-		-
Taxes and contributions	8,830,693	1,487,002	76,682	3,758	7,263,251	(1)	-
Advertising	252,851	-	-	-	252,851		-
Doubtful accounts	279,520	-	-	-	279,520		-
Banks expenses	69,783	-	-	69,783	-		-
Interests expense	9,874,146	-	-	-	-		9,874,146
Foreign exchange loss	43,621,645	-	-	-	-		43,621,645
Costs of services rendered to third parties	319,508	-	319,508	-	-		-
Other expenses	157,879	66,103	64,621	20,500	6,655		-

Total 2020	111,412,574	29,218,827	15,024,264	4,947,813	8,725,879		53,495,791

(1)	Includes tax on exports for Ps. 1,238,347 for the year ended December 31, 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

k)	Net financial results

	2022	2021	2020
Financial income
Interest income	1,834,401	1,543,011	1,607,135
Foreign exchange gain	27,942,306	11,843,541	14,609,528
Subtotal	29,776,707	13,386,552	16,216,663
Financial expenses
Interest expense (1)	(6,798,475)	(8,703,402)	(9,874,146)
Foreign exchange loss	(52,105,975)	(24,239,337)	(43,621,645)
Subtotal	(58,904,450)	(32,942,739)	(53,495,791)
Other financial results
Notes repurchase results	(1,030,169)	(806,841)	1,174,202
Derivative financial instruments results	(127,585)	(157,227)	1,321,859
Fair value gains / (losses) on financial instruments through profit or loss	24,127,905	2,319,880	(21,362,711)
Others	(770,571)	(960,662)	(1,052,827)
Subtotal	22,199,580	395,150	(19,919,477)
Gain on net monetary position	3,768,283	18,311,140	19,058,813
Total	(3,159,880)	(849,897)	(38,139,792)

(1)	Includes Ps. 382,649, Ps. 568,315 and Ps. 712,528 of accrued interest corresponding to leasing liabilities, for the years ended December 31, 2022, 2021 and 2020.

l)	Other operating results

	2022	2021	2020
Net increase in provisions (1)	(356,890)	(612,036)	(453,946)
Recovery of insurance	29,000	730,846	696,771
Recovery action of VAT and income tax (Note 20.c)	-	144,912	-
Others	251,392	(12,797)	50,697
Total	(76,498)	250,925	293,522
(1)	Including legal expenses

m)	Financial assets measured at amortized cost

	2022		2021
	Current	Non Current	Current	Non Current
Fixed term deposits in foreign currency	-	39,290,345	-	43,718,093
VRD bonds	1,438	-	3,721	2,306
Private debt bonds	-	871,938	-	-
Total	1,438	40,162,283	3,721	43,720,399

n)	Financial assets at fair value through profit or loss

	2022		2021
	Current	Non Current	Current	Non Current
Mutual funds in local market	-	-	152,868	-
Public debt bonds	7,162,504	-	6,432,817	-
Private debt bonds with related parties	2,570,796	-	1,388,558	-
Private debt bonds	25,808,410	-	17,870,749	-
Equity instruments	3,747,920	-	-	-
Total	39,289,630	-	25,844,992	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

o)	Payroll and social security taxes payable

	2022		2021
	Current	Non Current	Current	Non Current
Vacation benefit payable	1,296,356	-	1,186,142	-
Annual bonus payable	857,151	-	896,347	-
Social security taxes payable	471,945	-	685,123	-
UT	4,377	-	6,957	-
Total	2,629,829	-	2,774,569	-

9.	INVESTMENTS IN ASSOCIATES

	2022			2021

	Description of securities

	Face	Amount	Book value	Book value
Name and issuer	value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	13,502	19,339

Emprendimientos de Gas del Sur S.A. (in liquidation)	$1	116,130	700	1,132

Gas Link S.A.	$1	502,962	140,300	43,900

Total			154,502	64,371

10.	JOINT ARRANGEMENTS

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The breakdown of the amounts included in the statements of financial position related to the Company’s participation in the UT and its results is the following:

	2022	2021
Consolidated Statements of financial position
Non Current assets	-	-
Current Assets	72,020	368,325
Total	72,020	368,325
Non Current Liabilities	-	-
Current Liabilities	278,622	739,043
Total	278,622	739,043

	2022	2021	2020
Consolidated Statements of comprehensive income
Gross profit	27	53	13,415
Operating loss	(7,854)	(15,299)	(3,719)
Net Financial results	141,140	274,931	220,157
Comprehensive income	133,286	259,632	216,438

11.	SHARE OF PROFIT FROM ASSOCIATES

	2022	2021	2020
EGS (in liquidation)	(432)	(308)	(232)
TGU	(5,837)	(5,770)	(1,418)
Link	96,407	47,425	64,307
Total	90,138	41,347	62,657

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

12.	PROPERTY, PLANT AND EQUIPMENT

	2022
	Cost					Depreciation and Impairment
						Accumulated at				Accumulated at
	Beginning				End of the	the beginning				the end	Net
Account	of the year	Additions	Retirements	Transfers	year	of the year	Retirements	For the year	rate %	of the year	book value
Pipelines	265,066,631	-	-	4,361,804	269,428,435	144,855,499	-	6,548,184	2.2	151,403,683	118,024,752

Compressor plants	116,840,361	-	-	4,135,224	120,975,585	80,652,592	-	5,284,061	3.3 to 25	85,936,653	35,038,932

Other plants	106,030	-	-	-	106,030	46,113	-	3,289	3.3	49,402	56,628

Stations of regulation and/or measurement of pressure	9,502,577	-	-	165,914	9,668,491	7,489,062	-	260,160	4.0	7,749,222	1,919,269

Other technical installations	1,964,446	-	-	420,266	2,384,712	1,542,316	-	73,079	6.7	1,615,395	769,317

Subtotal assets related to natural gas transportation service	393,480,045	-	-	9,083,208	402,563,253	234,585,582	-	12,168,773		246,754,355	155,808,898

Non-regulated segment Pipelines	43,520,177	-	-	185,982	43,706,159	3,383,838	-	1,444,820	2.2	4,828,658	38,877,501

Non-regulated segment Compressor plants	8,422,007	-	-	72,584	8,494,591	4,969,891	-	870,535	3.3 to 25	5,840,426	2,654,165

Non-regulated segment Other plants	77,586,306	-	(1,863,128)	10,121,226	85,844,404	44,982,655	(1,863,128)	2,220,735	3.3	45,340,262	40,504,142

Non-regulated segment Stations of regulation and/or measurement of pressure	2,829,148	-	-	3,603	2,832,751	384,512	-	111,187	4.0	495,699	2,337,052

Non-regulated segment Other technical installations	1,040,891	-	-	47,379	1,088,270	577,826	-	90,090	6.7	667,916	420,354

Subtotal assets related to Other Services and Production and Commercialization of Liquids	133,398,529	-	(1,863,128)	10,430,774	141,966,175	54,298,722	(1,863,128)	4,737,367		57,172,961	84,793,214

Lands	1,417,568	-	-	-	1,417,568	-	-	-	-	-	1,417,568

Buildings and constructions	15,604,574	-	-	372,507	15,977,081	7,887,429	-	308,816	2.0	8,196,245	7,780,836

Facilities and features in building	1,157,039	-	-	20,995	1,178,034	526,674	-	35,163	4.0	561,837	616,197

Machinery, equipment and tools	5,353,477	237,299	-	28,117	5,618,893	3,461,019	-	554,096	6.7 to 10	4,015,115	1,603,778

UT Machinery, equipment and tools	3,641	-	-	-	3,641	3,641	-	-	6.7 to 10	3,641	-

Computers and Telecommunication systems	22,870,210	-	-	1,458,548	24,328,758	17,579,964	-	1,577,198	6.7 to 20	19,157,162	5,171,596

Vehicles	2,221,358	159,632	-	-	2,380,990	1,721,854	-	182,037	20	1,903,891	477,099

Furniture	955,440	7,472	-	41	962,953	902,025	-	9,219	10	911,244	51,709

Materials	15,791,047	6,275,734	(96,242)	(5,242,745)	16,727,794	-	-	-	-	-	16,727,794

Line pack	2,133,003	-	-	-	2,133,003	110,662	-	-	-	110,662	2,022,341

Works in progress	19,226,284	14,933,727	-	(16,151,445)	18,008,566	-	-	-	-	-	18,008,566

Total	613,612,215	21,613,864	(1,959,370)	-	633,266,709	321,077,572	(1,863,128)	19,572,669		338,787,113	294,479,596

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2021
	Cost					Depreciation and Impairment
						Accumulated at				Accumulated at
	Beginning				End of the	the beginning				the end	Net
Account	of the year	Additions	Retirements	Transfers	year	of the year	Retirements	For the year	rate %	of the year	book value
Pipelines	263,565,765	-	(586)	1,501,452	265,066,631	138,428,020	(341)	6,427,820	2.2	144,855,499	120,211,132

Compressor plants	112,497,073	-	(74)	4,343,362	116,840,361	75,761,325	(70)	4,891,337	3.3 a 25	80,652,592	36,187,769

Other plants	106,030	-	-	-	106,030	42,726	-	3,387	3.3	46,113	59,917

Stations of regulation and/or measurement of pressure	8,933,021	-	-	569,556	9,502,577	7,240,802	-	248,260	4.0	7,489,062	2,013,515

Other technical installations	1,701,491	-	-	262,955	1,964,446	1,499,144	-	43,172	6.7	1,542,316	422,130

Subtotal assets related to natural gas transportation service	386,803,380	-	(660)	6,677,325	393,480,045	222,972,017	(411)	11,613,976		234,585,582	158,894,463

Non-regulated segment Pipelines	43,383,354	-	-	136,823	43,520,177	1,942,152	-	1,441,686	2.2	3,383,838	40,136,339

Non-regulated segment Compressor plants	8,361,565	-	-	60,442	8,422,007	4,093,187	-	876,704	3.3 a 25	4,969,891	3,452,116

Non-regulated segment Other plants	75,790,110	-	-	1,796,196	77,586,306	43,017,260	-	1,965,395	3.3	44,982,655	32,603,651

Non-regulated segment Stations of regulation and/or measurement of pressure	2,616,454	2,643	-	210,051	2,829,148	275,237	-	109,275	4.0	384,512	2,444,636

Non-regulated segment Other technical installations	1,016,791	-	-	24,100	1,040,891	485,393	-	92,433	6.7	577,826	463,065

Subtotal assets related to Other Services and Production and Commercialization of Liquids	131,168,274	2,643	-	2,227,612	133,398,529	49,813,229	-	4,485,493		54,298,722	79,099,807

Lands	1,417,568	-	-	-	1,417,568	-	-	-	-	-	1,417,568

Buildings and constructions	14,995,664	-	(12)	608,922	15,604,574	7,588,478	(10)	298,961	2.0	7,887,429	7,717,145

Facilities and features in building	1,055,941	-	(39)	101,137	1,157,039	495,969	(37)	30,742	4.0	526,674	630,365

Machinery, equipment and tools	4,687,684	425,882	-	239,911	5,353,477	2,999,073	-	461,946	6.7 a 10	3,461,019	1,892,458

UT Machinery, equipment and tools	3,641	-	-	-	3,641	3,641	-	-	6.7 a 10	3,641	-

Computers and Telecommunication systems	21,180,182	-	-	1,690,028	22,870,210	15,932,596	-	1,647,368	6.7 a 20	17,579,964	5,290,246

Vehicles	2,070,127	153,637	(2,406)	-	2,221,358	1,547,470	(2,001)	176,385	20.0	1,721,854	499,504

Furniture	918,308	37,054	-	78	955,440	895,747	-	6,278	10.0	902,025	53,415

Materials	13,940,845	6,478,730	(125,178)	(4,503,350)	15,791,047	-	-	-	-	-	15,791,047

Line pack	2,133,003	-	-	-	2,133,003	110,662	-	-	-	110,662	2,022,341

Works in progress	12,695,872	13,572,075	-	(7,041,663)	19,226,284	-	-	-	-	-	19,226,284

Total	593,070,489	20,670,021	(128,295)	-	613,612,215	302,358,882	(2,459)	18,721,149		321,077,572	292,534,643

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The following is the composition of the resulting net book value of Property, plant and equipment as of December 31, 2022 and 2021:

	2022	2021
Cost	633,266,709	613,612,215
Accumulated depreciaton	(338,787,113)	(321,077,572)
Total	294,479,596	292,534,643

As of December 31, 2022 and 2021, the assets related to the Other Services and Production and Commercialization of Liquids segments contains the following assets for right of use:

	2022	2021
Other plants	986,979	1,256,155
Compressor plants	2,450,404	3,118,695
Other technical installations	278,631	354,621
Total	3,716,014	4,729,471

The book value variation of the rights-of use accounted during the years ended on December 31, 2022 and 2021 corresponds to its depreciation:

	2022	2021
Other plants	(269,176)	(269,177)
Compressor plants	(668,291)	(668,293)
Other technical installations	(75,990)	(75,989)
Total	(1,013,457)	(1,013,459)
The right to use these assets expires in September 2026, at which time the purchase options provided for in the contracts may be exercised.

13.	LOANS

Short-term and long-term loans as of December 31, 2022 and 2021 comprise the following:

	2022	2021
Current Loans
2018 Notes Interest	937,379	1,075,060
Bank loans	1,440,989	-
Other financial liabilities	377,415	-
Leasing (Note 21)	1,164,146	1,224,678
Total Current loans	3,919,929	2,299,738
Non Current Loans
2018 Notes	83,292,496	95,458,303
Leasing (Note 21)	3,098,069	4,662,971
Bank loans	4,303,571	-
Total non current loans	90,694,136	100,121,274
Total (1)	94,614,065	102,421,012

(1)	As of December 31, 2022 and 2021, it is net of Notes repurchase of Ps 5,257,400 and Ps. 4,484,852, respectively.
(2)	Net of issuance expenses of Ps. 30,105 and Ps. 102,623 as of December 31, 2022 and 2021, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Loans are totally denominated in US dollars.

The activity of the loans as of December 31, 2022 and 2021 is the following:

	2022		2021
	Leases liabilities	Other payables	Leases liabilities	Other payables
Beginning balance	5,887,649	96,533,363	8,505,178	120,481,460
Inflation adjustment restatement	(4,769,942)	(58,645,278)	(3,164,211)	(44,998,198)
Accrued interest	382,649	5,875,804	568,315	7,321,812
Effect of foreign exchange effect	4,005,769	47,656,779	1,730,223	22,095,210
VAT unpaid installments	23,182	-	26,212	-
Proceeds from loans	-	6,164,853	-	-
Acquisition of notes result	-	1,030,169	-	806,841
Payment of loans(1)	(901,526)	(86,187)	(1,163,922)	-
Acquisition of notes	-	(2,452,516)	-	(1,869,224)
Interest paid(2)	(365,566)	(5,725,137)	(614,146)	(7,304,538)
Ending balance	4,262,215	90,351,850	5,887,649	96,533,363

(1)	For the years ended on December 31, 2022 and 2021, Ps. 901,526 and Ps. 1,163,922 respectively were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).
(2)	For the years ended on December 31, 2022 and 2021, Ps. 365,566 and Ps. 614,146, respectively, were cancelled through the offseting of debit balances maintained with the creditor (Pampa Energía).

The maturities of the current and non-current loans as of December 31, 2022 are as follows, not including issuance expenses:

		To due
	Due at 12/31/2022	From 1/01/2023 to 12/31/2023	From 1/01/2024 to 12/31/2024	From 1/01/2025 to 12/31/2025	From 1/01/2026 to 12/31/2026	From 1/01/2027 onwards	Total
2018 Notes	-	937,379	-	83,292,496	-	-	84,229,875
Financial Leasing	133,549	1,030,597	1,117,025	1,210,816	770,228	-	4,262,215
Other financial liabilities	-	377,415	-	-	-	-	377,415
Bank loans	-	1,440,989	4,303,571	-	-	-	5,744,560
Total	133,549	3,786,380	5,420,596	84,503,312	770,228	-	94,614,065

The following table sets reconciliation between the total of future minimum lease payments as of December 31, 2022, and their present book value:

12/31/2022
As of 12/31/2023	1,458,705
From 1/01/2024 to 12/31/2024	1,325,334
From 1/01/2025 to 12/31/2025	1,325,334
From 1/01/2026 to 12/31/2026	791,728
From 1/01/2027 onwards	-
Total minimum future payments	4,901,101
Future financial charges on financial leases	(638,886)
Book Value financial leases	4,262,215

As of December 31, 2022 and 2021, the Company and its controlled companies are in compliance with the covenants established in all of their financial debt.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

The value of the financial debt is based on its amortised cost calculated as cash flows discounted at an effective rate of 7.088%.
During 2022 and 2021, the Company repurchased its marketable debt for a nominal value of USD 29.7 million and USD 4.8 million for which it paid Ps. 2,452,516 and Ps. 1,869,224, respectively. These transactions generated a result of (Ps. 1,030,169) and (Ps. 806,841) respectively, recognized in the financial results of the Statement of Income.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Other financial liabilities

As of December 31, 2022, Other financial liabilities includes:

Currency	Amount (in thousands)	Interest rate	Expiration date
USD	1,797	5.75% - 7.75%	Between May and September 2023
Euros	284	3.05% - 3.85%	April / May 2023
USD	8,000	4.30%	August 2023

Bank loans

On March 31, 2022, the subsidiary Telcosur, took a loan for US$24 million. The main terms of said loan are:

Amount in US$	24.000.000
Interest rate	1.5% annual
Amortizacion date	January 25, 2024
Interest payment frequency	To the expiration
Guarantee	Fixed term in foreign currency (1)

(1)	Included as “Non-current financial assets measured at amortised cost”.

Covenants

As of December 31, 2022, the Company has complied with a series of restrictions derived from its current financial agreements, which include, among others, those related to obtaining new loans, payment of dividends, granting of guarantees, disposal of certain assets and make certain transactions with related parties.

he Company may contract new debts under the following conditions, among others:

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
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

On June 16, 2021, “Law No. 27,630: Amending the Income Tax Law” was published in the Official Gazette, which, among other issues, introduces a modification in the income tax rate effective for the years fiscal or fiscal years beginning on or after January 1, 2021 inclusive. The amendment establishes a tiered system of rates in three segments ( 25%, 30% and 35%) according to the level of accumulated net taxable income, which will be updated.

Likewise, dividends distributed to foreign individuals and beneficiaries will be taxed at a rate of 7%.

For the determination of the deferred and current income tax charge as of December 31, 2022 and 2021, the Company has applied the current progressive tax rate according to the scale updated by AFIP Resolution No. 5168/2022 of March 15, 2022.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

For the fiscal year ended December 31, 2022 and 2021, the CPI has exceeded the 100% threshold mentioned above, so the Company has measured the tax charge to earnings for the year ended December 31, 2022 and 2021 considering the application of the adjustment for fiscal inflation.

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

The taxpayers that exercised the revaluation option waived to promote any judicial or administrative process for which the adjustment for tax inflation is claimed.

The Board of Directors decided to make use of this option.

On August 16, 2022, RG No. 5268/2022 was published through which the AFIP ordered an extraordinary advance of income tax. The extraordinary advance payment constitutes an additional payment on account to that provided for in the general advance payment regime that can be added to the latter. For fiscal year 2022, the Company paid the AFIP Ps. 3,367,653 for this concept.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Deferred Tax

The reconciliation between the charge computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Current income tax	(15,857,624)	(26,694,111)	(10,113,083)
Deferred income tax	(1,203,529)	1,883,262	(2,836,978)
Total income tax	(17,061,153)	(24,810,849)	(12,950,061)

The analysis of the net deferred tax assets and liabilities is as follows:

	2022	2021
Deferred tax assets:
Deferred tax assets to be recovered after more than 12 months	3,626,709	7,846,119
Deferred tax assets to be recovered after less than 12 months	1,412,828	1,247,816
Deferred tax liabilities:
Deferred tax liabilities taxable after more than 12 months	(25,574,208)	(28,787,450)
Deferred tax liabilities taxable after less than 12 months	(686,246)	(323,873)
Deferred tax liabilities, net	(21,220,917)	(20,017,388)

The components of the net deferred tax assets and liabilities as of December 31, 2022, 2021 and 2020 are the following:

Deferred tax assets	Other receivables	Account receivables discounted value	Provisions for legal claims and other provisions	Financial leases	Contract liabilities	Tax loss carryforward	Tax inflation adjustment	Financial assets at fair value through profit or loss	Total
As of December 31, 2020	39,744	1,891	656,071	2,140,878	1,880,469	2,776	49,211	-	4,771,040
Charge in results	(39,744)	(115)	351,911	(133,032)	869,196	3,294,662	(19,983)	-	4,322,895
As of December 31, 2021	-	1,776	1,007,982	2,007,846	2,749,665	3,297,438	29,228	-	9,093,935
Charge in results	-	(1,776)	(366,049)	(562,847)	6,764	(3,297,438)	(16,667)	183,615	(4,054,398)
As of December 31, 2022	-	-	641,933	1,444,999	2,756,429	-	12,561	183,615	5,039,537

Deferred tax liabilities	Other receivables	Loans	Property, Plant and Equipment	Cash and cash equivalents	Inventories	Financial assets at amortized cost	Tax inflation adjustment	Other liabilities	Total
As of December 31, 2020	-	(58,641)	(15,369,172)	(3,047)	(98,569)	(592,588)	(10,549,673)	-	(26,671,690)
Charge in results	(5,226)	(104,771)	(6,035,973)	(30,571)	(28,274)	592,588	3,424,894	(252,300)	(2,439,633)
As of December 31, 2021	(5,226)	(163,412)	(21,405,145)	(33,618)	(126,843)	-	(7,124,779)	(252,300)	(29,111,323)
Charge in results	(114,164)	23,424	(1,417,423)	(392,781)	6,984	-	4,492,529	252,300	2,850,869
As of December 31, 2022	(119,390)	(139,988)	(22,822,568)	(426,399)	(119,859)	-	(2,632,250)	-	(26,260,454)

As of December 31, 2021, the Company had a specific tax carryforward derived from negative exchange differences for the years 2021 and 2020 generated by financial instruments traded abroad for Ps. 3,662,207. The realization of such tax loss depended on the future generation of taxable financial gains taxed during the statute of limitations period. In order to determine its recoverability, the Company took into consideration the reversal of the deferred items, its tax planning and projections of future specific taxable income based on its best estimate. Based on these projections and because it was not possible to estimate as probable the generation of future specific financial gains to absorb such tax loss, no deferred tax asset of Ps. 364,769 was recognized as of December 31, 2021. During the year ended on December 31, 2022, the tax loss carryforward was totally recovered.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2022, 2021 and 2020 as follows:

	2022	2021	2020
Pre tax income	49,378,955	65,583,161	22,612,275
Statutory income tax rate	35%	35%	30%
Pre tax income at statutory income tax rate	(17,282,634)	(22,954,106)	(6,783,682)
Tax effects due to:
- Restatement by inflation	2,968,108	11,276,529	6,159,982
- Tax loss variation	-	3,297,438	-
- Unrecognized tax loss carryforward	-	-	(5,988,032)
- Adjustment affidavit previous year	(82,082)	(131,655)	(26,677)
- Tax inflation adjustment	(2,717,831)	(7,678,237)	(8,159,343)
- Variation of tax rate	-	(7,955,019)	-
- Others	53,286	(665,799)	1,847,691
Total income tax	(17,061,153)	(24,810,849)	(12,950,061)

15.	PROVISIONS

The total amount of the Provisions is included in current liabilities.

	For legal claims and others
Balances as of 12/31/2020	2,530,671
Inflation adjustment restatement	(1,023,648)
Additions	1,036,496	(1)
Uses	(9,751)
Decreases	(9,535)	(3)
Balances as of 12/31/2021	2,524,233
Inflation adjustment restatement	(1,445,722)
Additions	804,831	(2)
Uses	(20,248)
Decreases	(29,000)	(3)
Balances as of 12/31/2022	1,834,094

(1)	Ps. 557,718 are included in “Other operating expenses” and Ps. 478,778 in “Financial expenses”.
(2)	Ps. 356,890 are included in “Other operating expenses” and Ps. 447,941 in “Financial expenses”.
(3)	The total are included in “Other operating expenses”.

16.	FINANCIAL RISK MANAGEMENT

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

During 2022, although various regulations have been issued that, to a greater or lesser extent, provided for certain flexibility in access to the MULC, the BCRA continued to limit access to them in order to preserve its reserves and stabilize its exchange rate policy.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently denominated in Argentine pesos. On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 87% of the segment’s total revenues for the years ended December 31, 2022, 2021 and 2020. Total operating cost denominated in Argentine Pesos accounted for 83%, 81% and 80% for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, 2021 and 2020, 35%, 37% and 50% of total revenues are denominated in Argentine pesos, respectively.

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

However, the Company, in order to mitigate the impact on the future variation of the exchange rate, has placed funds in assets denominated in U.S. dollars. As of December 31, 2022, 89% of the Company’s fund placements are denominated in U.S. dollars.

For further information regarding the Company’s foreign currency position see “Note 18. Foreign currency assets and liabilities”.

Management of the Company estimates that, based on the net liability position as of December 31, 2022 and 2021, a 10% appreciation in the exchange rate of the U.S. dollar against the Argentine peso, with all other economic-financial variables stable, could have resulted in a pre-tax loss of Ps. 1,975,626 and Ps. 3,962,154, respectively. A 10% depreciation of the U.S. dollar against the Argentine peso would have an equal and opposite effect on the Statement of Comprehensive Income. This sensitivity analysis is theoretical as the actual impacts could differ significantly and vary over time.

In order to mitigate the exchange rate risk, during fiscal year 2022, tgs entered into both forward purchase operations of US dollars, as well as investments in mutual funds linked to the US dollar in order to hedge exposure to the risk associated with the exchange rate that derives from its financial debt.

16.1.2 Interest rate risk

Interest rate risk management seeks to reduce financial costs and limit the Company’s exposure to increases in interest rates. tgs’ exposure to risks associated with interest rate variations is limited given that all of its financial debt is subject to fixed interest rates. Information regarding the Company’s financing is disclosed in Note 13.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

The Company’s risk management policies are defined with the objective of reducing the impact of the loss of purchasing power. During the 2022, 2021 and 2020 fiscal years the Company has maintained a liability monetary position. As a consequence, tgs has recorded a net gain from exposure to inflation in the monetary items.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2022 and 2021:

	Financial assets		Financial liabilities (1)
	2022	2021	2022	2021
Fix interest rate	39,323,688	43,932,998	86,048,279	96,533,363
Variable interest rate	2,665,814	34,048,991	-	-
Total	41,989,502	77,981,989	86,048,279	96,533,363

(1)	Includes 2018 Notes. For further information see Note 13 to the Consolidated Financial Statements.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Based on volume of sales for the years ended December 31, 2022, 2021 and 2020, tgs estimated that, other factors being constant, a decrease of US$ 50 per ton in the international price of LPG and natural gasoline, respectively, would have decrease the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 3,207,213, Ps. 4,378,871 and Ps. 5,935,956, respectively. On the other hand, an increase of US$ 50 per ton in the international price would have had the opposite effect.

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

On this basis, the provision for losses for the year ended December 31, 2022 for trade receivables was determined as follows:

Ratio	Non-due	90 days	120 days	180 days	+240 days
Natural Gas Transportation segment	0%	0.50%	5%	10%	100%
Other segments	0%	0.25%	2%	5%	100%

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

As of December 31, 2022 and 2021, current and non-current sales receivables, net of allowance for doubtful accounts, amounted to:

	2022	2021
Current trade receivables	17,071,816	20,951,996
Allowances for doubful accounts (1)	(132,521)	(258,142)
Total	16,939,295	20,693,854

(1)	Said amount represents the best estimate made by tgs according to what is stated in Note 4.b).

       Likewise, as of December 31, 2022 and 2021, the Company has credits for subsidies with the Argentine government for Ps. 3,768,159 and Ps. 2,427,450, respectively.

In the ordinary course of business, the Company provides natural gas transportation services mainly to natural gas distribution companies, CAMMESA and Pampa Energía. The amounts of net sales made to the principal customers to which Natural Gas Transportation services were provided in the years ended December 31,2022, 2021 and 2020 and the sales receivable balances (net of allowances) as of December 31, 2022 and 2021 are set forth below:

	2022		2021		2020
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
MetroGas	10,355,756	768,193	11,821,815	2,809,625	17,330,099
Camuzzi Gas Pampeana S.A.	7,668,510	567,671	8,708,964	681,780	12,813,975
Naturgy Argentina	6,286,027	483,552	7,051,418	586,216	10,358,472
CAMMESA	3,795,168	1,380,126	5,400,240	1,194,018	6,887,604
Pampa Energía	1,471,413	111,450	1,666,555	637,807	2,473,548
Camuzzi Gas del Sur S.A.	1,816,770	118,208	2,012,977	294,958	3,066,612

The amounts of Liquids Production and Marketing net sales made to major customers during the years ended December 31, 2022, 2021 and 2020 and sales receivable balances (net of allowances) as of December 31, 2022 and 2021 are set forth below:

	2022		2021		2020
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
PBB Polisur	25,589,826	3,569,289	26,657,675	2,778,544	27,355,042
Petredec	-	-	-	-	2,032,373
Geogas Trading S.A.	3,668,557	-	7,402,250	5,235,421	845,467
Italgas S.A.	-	-	295,028	-	1,165,237
YPF	2,598,667	160,887	3,700,237	66,832	2,862,061
Petrobras Global Trading BV	280,416	-	10,953,530	-	13,263,199
Trafigura Beheer	15,968,772	898,027	13,490,509	1,347,151	-
Pampa Energía	3,583,230	281,774	4,996,215	659,046	-

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

The amounts of Other Services net sales made to major customers during the years ended December 31, 2022, 2021 and 2020 and sales receivable balances (net of allowances) as of December 31, 2022 and 2021 are set forth below:

	2022		2021		2020
	Revenues	Trade receivables	Revenues	Trade receivables	Revenues
Tecpetrol	2,270,548	417,806	875,955	87,291	176,811
Exxonmobil Exploration	1,633,267	242,524	1,854,769	243,569	1,682,932
YPF	4,278,334	845,134	4,530,193	893,039	3,954,508
Vista Oil	235,425	121,741	-	26,881	-
Pluspetrol	2,638,534	275,192	2,352,809	535,042	1,730,764
Pampa Energía	3,972,826	906,281	2,365,465	523,735	1,792,010

Cash and financial placements

The credit risk on cash and cash equivalents and other financial placements is limited since tgs has short-term fund placement policies whose main objective is to obtain an adequate return based on market characteristics and minimizing risk exposure. These placements are diversified in different financial institutions with adequate credit ratings in order to limit exposure to a few financial institutions. The Company’s maximum exposure to credit risk will be given by the carrying value of assets included in cash and cash equivalents and other financial assets at amortised cost.

During the years 2022, 2021 and 2020 the Company has carried out transactions with financial instruments traded abroad, mainly national and provincial government bonds, which resulted in exchange losses of Ps. 1,613,742, Ps. 3,694,962 and Ps. 23,456,438, respectively, which are recorded as “Other financial results - Result from valuation at fair value of financial assets through profit or loss” in the Statement of comprehensive income for the year ended December 31, 2022, 2021 and 2020.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Below is a detail of the maturities of the financial assets included in (i) cash and cash equivalents, (ii) other financial assets, (iii) trade receivables and  (iv) other receivables as of December 31, 2022 and 2021:

December 31, 2022
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	2,988,946	39,289,630	40,389
With specified maturity
Overdue
Until 12-31-2021	-	-	173,477
From 01-01-22 to 03-31-22	-	-	8,167
From 04-01-22 to 06-30-22	-	-	26,427
From 07-01-22 to 09-30-22	-	-	22,530
From 10-01-22 to 12-31-22	-	-	1,449,545
Total overdue	-	-	1,680,146

Non-due
From 01-01-23 to 03-31-23	-	192	19,536,293
From 04-01-23 to 06-30-23	-	192	113,994
From 07-01-23 to 09-30-23	-	1,054	57,932
From 10-01-23 to 12-31-23	-	-	3,753
During 2024	-	40,162,283	14,026
During 2025	-	-	-
During 2026	-	-	-
From 2027 onwards	-	-	-
Total non-due	-	40,163,721	19,725,998
Total with specified maturity	-	40,163,721	21,406,144
Total	2,988,946	79,453,351	21,446,533

(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

December 31, 2021
	Cash and cash equivalents	Other financial assets	Credits (1) (2)
Without specified maturity	8,627,004	24,456,434	73,421
With specified maturity
Overdue
Until 12-31-2020	-	-	264,751
From 01-01-21 to 03-31-21	-	-	-
From 04-01-21 to 06-30-21	-	-	-
From 07-01-21 to 09-30-21	-	-	81,875
From 10-01-21 to 12-31-21	-	-	3,376,015
Total overdue	-	-	3,722,641

Non-due
From 01-01-22 to 03-31-22	-	1,350	19,607,691
From 04-01-22 to 06-30-22	-	1,143	587,968
From 07-01-22 to 09-30-22	-	732	112,848
From 10-01-22 to 12-31-22	-	497	939
During 2023	-	45,108,956	14,377
During 2024	-	-	-
During 2025	-	-	-
From 2026 onwards	-	-	-
Total non-due	-	45,112,678	20,323,823
Total with specified maturity	-	45,112,678	24,046,464
Total	8,627,004	69,569,112	24,119,885

(1)	The total amount of the receivables without specified maturity is recorded in Non-current assets.
(2)	Includes financial assets recorded in trade receivables and other receivables, excluding allowance for doubtful accounts.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Below is a detail of the maturities of the Company’s financial liabilities corresponding to: commercial debts, remunerations, other debts and financial debts as of December 31, 2022 and 2021. The amounts presented in the tables represent contractual undiscounted cash flows and, therefore, do not correspond to the amounts presented in the statement of financial position. These estimates are made on the basis of information available at the end of each year and may not reflect actual amounts in the future. Therefore, the amounts shown are provided for illustrative purposes only:

December 31, 2022
	Loans	Other financial liabilities	Leases liabilities
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2021	-	230,673	-
From 01-01-22 to 03-31-22	-	311	-
From 04-01-22 to 06-30-22	-	311	-
From 07-01-22 to 09-30-22	-	311	-
From 10-01-22 to 12-31-22	-	311	133,549
Total overdue	-	231,917	133,549

Non-due
From 01-01-23 to 03-31-23	-	12,547,599	331,289
From 04-01-23 to 06-30-23	3,316,733	78,747	331,289
From 07-01-23 to 09-30-23	1,541,798	-	331,289
From 10-01-23 to 12-31-23	2,989,575	-	331,289
During 2024	5,979,150	-	1,325,334
During 2025	91,569,575	-	1,325,334
During 2026	-	-	791,728
From 2027 onwards	-	-	-
Total non-due	105,396,831	12,626,346	4,767,552
Total with specified maturity	105,396,831	12,858,263	4,901,101
Total	105,396,831	12,858,263	4,901,101

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

December 31, 2021
	Loans	Other financial liabilities	Financial leases
Without specified maturity	-	-	-
With specified maturity
Overdue
Until 12-31-2020	-	576,851	-
From 01-01-21 to 03-31-21	-	606	-
From 04-01-21 to 06-30-21	-	606	-
From 07-01-21 to 09-30-21	-	606	-
From 10-01-21 to 12-31-21	-	606	150,834
Total overdue	-	579,275	150,834

Non-due
From 01-01-22 to 03-31-22	82,329	14,066,957	374,170
From 04-01-22 to 06-30-22	3,376,545	82,164	374,170
From 07-01-22 to 09-30-22	-	-	374,170
From 10-01-22 to 12-31-22	3,376,545	-	374,170
During 2023	6,753,090	-	1,496,884
During 2024	6,753,090	-	1,496,884
During 2025	103,422,323	-	1,496,884
From 2026 onwards	-	-	894,210
Total non-due	123,763,922	14,149,121	6,881,542
Total with specified maturity	123,763,922	14,728,396	7,032,376
Total	123,763,922	14,728,396	7,032,376

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

During the years ended December 31, 2022 and 2021, the gearing ratio was as follows:

	2022	2021
Total debt (Note 13)	94,614,065	102,421,012
Total equity	267,224,289	234,906,487
Total capital	361,838,354	337,327,499
Gearing Ratio	0.26	0.30

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

The categorization of financial assets and liabilities as of December 31, 2022 and 2021 is included below:

	December 31, 2022
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS
Trade receivables	-	16,939,295	16,939,295
Other receivables	-	4,359,818	4,359,818
Financial assets at amortized cost	-	1,438	1,438
Financial assets at fair value through profit or loss	39,289,630	-	39,289,630
Cash and cash equivalents	2,665,814	323,132	2,988,946
Total current assets	41,955,444	21,623,683	63,579,127

NON-CURRENT ASSETS
Other receivables	-	14,899	14,899
Other financial assets at amortized cost	-	40,162,283	40,162,283
Total non-current assets	-	40,177,182	40,177,182
Total assets	41,955,444	61,800,865	103,756,309

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	10,524,936	10,524,936
Loans	-	3,919,929	3,919,929
Payroll and social security taxes payables	-	2,153,524	2,153,524
Other payables	-	286,555	286,555
Total current liabilities	-	16,884,944	16,884,944

NON-CURRENT LIABILITIES
Loans	-	90,694,136	90,694,136
Total non-current liabilities	-	90,694,136	90,694,136
Total liabilities	-	107,579,080	107,579,080

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

	2021
	Financial assets at fair value	Financial assets at amortirzed cost	Total
CURRENT ASSETS
Trade receivables	-	20,693,854	20,693,854
Other receivables	-	3,151,559	3,151,559
Financial assets at amortized cost	-	3,721	3,721
Financial assets at fair value through profit or loss	25,844,992	-	25,844,992
Cash and cash equivalents	8,197,972	429,032	8,627,004
Total current assets	34,042,964	24,278,166	58,321,130

NON-CURRENT ASSETS
Other receivables	-	16,330	16,330
Financial assets at amortized cost	-	43,720,399	43,720,399
Total non-current assets	-	43,736,729	43,736,729
Total assets	34,042,964	68,014,895	102,057,859

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES
Trade payables	-	11,820,683	11,820,683
Loans	-	2,299,738	2,299,738
Derivative financial results	82,329	-	82,329
Payroll and social security taxes payables	-	2,279,022	2,279,022
Other payables	-	619,970	619,970
Total current liabilities	82,329	17,019,413	17,101,742

NON-CURRENT LIABILITIES
Loans	-	100,121,274	100,121,274
Total non-current liabilities	-	100,121,274	100,121,274
Total liabilities	82,329	117,140,687	117,223,016

16.2.2 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). Within this level, the Company includes those derivate financial instruments for which it was able to find an active market.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

During 2022 and 2021, there were no transfers between the different hierarchies used to determine the fair value of the Company’s financial instruments or reclassifications between categories of financial instruments.

The table below shows different assets at their fair value classified by hierarchy as of December 31, 2022 and 2021:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	2,665,814	-	-	2,665,814
Financial assets at fair value through profit or loss	39,289,630	-	-	39,289,630
Total	41,955,444	-	-	41,955,444

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Cash and cash equivalents	8,197,972	-	-	8,197,972
Financial assets at fair value through profit or loss	25,844,992	-	-	25,844,992
Total	34,042,964	-	-	34,042,964

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value
Derivative financial instruments	82,329	-	-	82,329
Total	82,329	-	-	82,329

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2022, the carrying amount of certain financial instruments used by the Company, in cash, cash equivalents, other investments, accounts receivable and payable and short-term obligations is representative of fair value due to the short-term nature of these instruments. Also, the carrying value of non-current financial assets measured at amortised cost consists of time deposits made with financial institutions at current market rates.

The estimated fair value of Non-current loans is estimated based on quoted market prices (level 1). The following table reflects the carrying amount and estimated fair value of the 2018 Notes at December 31, 2022, based on their quoted market price:

	As of December 31, 2022
	Carrying amount	Fair value
2018 Notes	84,229,875	77,460,798
17.	REGULATORY FRAMEWORK

a)	General framework of the natural gas transportation segment:

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

tgs’ License has been granted for an original period of 35 years beginning on December 28, 1992. However, the Natural Gas Act provides that tgs may apply to ENARGAS for a renewal of its license for an additional period of ten years. ENARGAS should evaluate at that time the performance of tgs and raise a recommendation to the Executive Branch. At the end of the period of validity of the license, 35 or 45, as appropriate, the Natural Gas Act requires a call for a new tender for the granting of a new license, in which tgs, provided the Company fulfilled substantially with the obligations resulting from the license, would have the option of matching the best offer that the Government received in this bidding process.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Subsequently, on February 1, 2022, tgs received from ENARGAS a proposal for a Transitional Renegotiation Agreement (the “2022 Transition Agreement”) which was approved by our Board of Directors on February 2, 2022 and by the corresponding government agencies on February 18, 2022. The 2022 Transition Agreement includes, in some aspects, similar terms to the 2021 RTT with the particularity that it grants tgs a 60% tariff increase effective as from March 1, 2022 (the “RTT 2022”).

The 2022 Transition Agreement was ratified by the PEN through Decree No. 91/2022, which entered into force as from February 23, 2022. On February 25, 2022, the ENARGAS issued Resolution No. 60/2022 by which it put into effect the tariff schedules that contemplate the RTT 2022.

It should be noted that, in accordance with the provisions of the 2022 Transition Agreement, tgs committed not to initiate new claims, appeals, actions, lawsuits or demands of any kind; and/or to suspend, keep suspended or extend the suspension of all appeals and claims filed that are related in any way to the Renegotiation of the Comprehensive Tariff Review in force, Law No. 27,541, Decrees No. 278/20 and No. 1020. Under Decrees 1020 and 815, on December 7, 2022, ENARGAS issued Resolution No. 523/2022 which called for a public hearing on January 4, 2023 to, among other issues, consider the transitory adjustment of tariffs for the public natural gas transportation service.

As of the date of issuance of these Consolidated Financial Statements, the Company is working together with ENARGAS to carry out the RTI process that will allow it to receive a fair and reasonable tariff according to the natural gas transportation public service provided.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Within this framework, tgs sells propane and butane production to fractionators at prices determined every six months. On March 30, 2015, the Executive Branch issued Decree No. 470/2015, regulated by Resolution No. 49/2015 issued by the Federal Energy Bureau, which created the Programa Hogares con Garrafa (the “Households with Bottles Program”) which replaced the programs in force until that time. The Households with Bottles Program was implemented through Resolutions No. 49/2015 and No. 470/2015 issued by the Federal Energy Bureau.

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

During 2020 and in accordance with Decree 311, the maximum reference prices for the commercialization of liquefied petroleum gas (LPG), which the Company sells in the domestic market, remained unchanged for a period of 180 calendar days from its issuance. On October 19, 2020, the Energy Secretariat issued Resolution 30/2020 by which it increased the price of such products to Ps. 10,885 (in accordance with the provisions of said resolution).

During 2021, the Secretary of Energy issued Resolution No. 249/2021 by which it increased the prices as from April 6, 2021 to Ps. 12,626.60 (in accordance with the provisions of said resolution).

During 2022, the SE, through Resolutions No. 270/2022 and 609/2022, ordered increases in the price of the products that are marketed within the framework of this program. The last one, as of September 2022, raised it to Ps.18,375.49 per ton (according to Resolution 609).

In this context, the Company has filed several administrative and judicial claims challenging the general regulations of the Home Plan, as well as the administrative acts that determine the volumes of butane to be sold in the local market, in order to safeguard its economic-financial situation and so that such situation does not continue in time.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Finally, in May 2018 tgs entered into the sixteenth extension to the Propane Agreement for Networks which served as a framework for the commercialization of the products stipulated therein for the period April 1, 2018 - December 31, 2019. Additionally, this last extension fixed the price at which the propane destined to this program was marketed to the customer. Notwithstanding the foregoing, on January 14, 2020 tgs received the instruction issued by the Secretary of Energy to proceed with the propane deliveries according to the conditions of the sixteenth extension of the Propane for Networks Agreement. Subsequently, the Company entered into the seventeenth extension to the Propane for Networks Agreement, effective until December 31, 2020. On August 10, 2021, tgs celebrated the eighteenth extension of the Propane Agreement for Networks, valid until December 31, 2021. On February 17, 2022, tgs celebrated the nineteenth extension of the Propane for Networks Agreement, valid until December 31, 2022.

As mentioned above, participation in the Plan Hogar implies economic-financial losses for the Company, since under certain circumstances the sale of the products would be made at prices below production costs.

As of December 31, 2022, the Argentine State owes tgs Ps. 3,768,159 for these concepts.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Presidential Decree No. 488/2020 regulated the applicable tax rate on exports of certain oil and gas products, including those products that we export, establishing a range between 0% and 8% depending on the “ICE Brent first line” barrel price. If the price is below US$ 45, the tax rate will be zero percent . On the other hand, if the price is equal to or higher than US$ 60, an 8% tax rate will be paid, being variable if the price is between US$ 45 and US$ 60.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

tgs may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

18.	ASSETS AND LIABILITIES IN FORREIGN CURRENCY

The balances in foreign currency as of December 31, 2022 and 2021 are detailed below:

	2022					2021
	Foreign currency				Amount	Foreign currency		Amount
	and amount		Exchange		in local	and amount		in local
	(in thousands)		rate		currency	(in thousands)		currency
CURRENT ASSETS

Cash and cash equivalents	US$	1,613	176.960	(1)	285,436	US$	1,512	301,949

Financial assets at fair value through profit or loss (3)	US$	176,852	176.960	(1)	31,295,730		65,522	13,084,872

Trade receivables	US$	66,107	176.960	(1)	11,698,295	US$	66,395	13,259,212

Total current assets	US$	244,572			43,279,461	US$	133,429	26,646,033

NON CURRENT ASSETS

Financial assets at amortized cost (4)	US$	226,957	176.960	(1)	40,162,283	US$	218,917	43,718,092

Total non current assets	US$	226,957			40,162,283	US$	218,917	43,718,092

TOTAL ASSETS	US$	471,529			83,441,744	US$	352,346	70,364,125

CURRENT LIABILITIES

Trade payables	US$	38,655	177.160	(2)	6,848,120	US$	37,807	7,564,861
	Euros	432	189.916	(2)	82,043		-	-

Loans	US$	21,819	177.160	(2)	3,865,516	US$	11,493	2,299,738
	Euros	287	189.916	(2)	54,413		-	-

Total current liabilities	US$	60,474			10,713,636	US$	49,300	9,864,599
	Euros	719			136,456		-	-

NON CURRENT LIABILITIES

Loans	US$	511,933	177.160	(2)	90,694,136	US$	500,377	100,121,274

Contract liabilities	US$	10,106	177.160	(2)	1,790,361		-	-

Total non current liabilities	US$	522,039			92,484,497	US$	500,377	100,121,274

TOTAL LIABILITIES	US$	582,513			103,198,133	US$	549,677	109,985,873
	Euros	719			136,456		-	-

(1)	Buy exchange rate at the end of fiscal year
(2)	Sell exchange rate at the end of fiscal year
(3)	Includes public and private debt bonds Dólar Linked for Ps. 27,013,330.
(4)	Includes time deposits Dólar Linked for Ps. 865,009.

US$: United States of America dollars

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

19.	COMMON STOCK AND DIVIDENDS

a)	Common stock structure and shares’ public offer

As of December 31, 2022, 2021 and 2020, tgs’ common stock was as follows:

Common Stock structure as of December 31, 2022, 2021 and 2020
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

The acquisition cost of the treasury shares in portfolio amounted to Ps. 10,924,539, which, together with the trading premium on treasury shares of Ps. 3,169,112, in accordance with the provisions of Title IV, Chapter III, article 3.11.c and e of the Rules, restricts the amount of realized and liquid gains that the Company may distribute.

c)	Restrictions on distribution of retained earnings

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

As of December 31, 2022 and 2021, the Company has recorded a provision for these concepts of Ps. 1,657.4 million and Ps. 2,210.7 million, respectively, recorded in the caption “Provisions”, determined based on the estimated tax and interest payable as of such date, in the event that these claims from the provinces are unfavorable for tgs.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable judgment obtained in the first instance, the existence of favorable precedents issued by the Supreme Court of Justice of the Nation (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will give rise to the Supreme Court ruling on the case, the management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable that a favorable resolution will be obtained for their interests on the substantive issue raised. Therefore, no provision has been made for the eventual liabilitie due to the increase in the charge to finance the importation of natural gas applicable to natural gas consumption related to the processing activity at the Cerri Complex for the period between the date of obtaining the measure precautionary and on April 1, 2016, date of entry into force of Resolution No. 28/2016.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

As of the date of the issuance of these Consolidated Financial Statements, only two files remain in relation to the alleged failure of tgs to act as withholding and collection agent during 2009 and 2010. The Company’s Management considers that it has sufficient arguments to assert its defense so at December 31, 2022 and 2021 and no provisions have been recorded for this concept.

e)	Environmental matters

The Company is subject to extensive environmental regulations in Argentina. Management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced. The Company has not incurred in any material environmental liabilities as a result of its operations to date. As of December 31, 2022 and 2021, the total amount of these provisions amounted Ps. 58.5 million and 92.3 million, respectively.

f)	Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings which involve taxation, labor claims, social security, administrative and others arising in the ordinary course of business. The Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations. As of December 31, 2022 and 2021, the total amount of these provisions amounted Ps. 77.4 million and Ps. 221.5 million, respectively

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2022, 2021 and 2020 were Ps. 427,015, Ps. 400,832 and Ps. 406,894, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of December 31, 2022 and 2021 is as follows:

	2022		2021
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controlling shareholder:
CIESA	37	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía (1)	1,299,505	4,889,458	659,046	6,830,195
Associate which exercises significant influence on the controlling shareholder:
Link	4,683	-	5,088	-
TGU	-	28,199	-	31,849
Other related companies:
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	19,695	17,518	24,165	35,932
CT Barragán S.A.	4,294	-	7,385	-
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	2,227	-	-	-
Transener S.A.	30	-	-	61
Total	1,330,471	4,935,175	695,684	6,898,037

(1)	Accounts payable includes Ps. 4,262,215 and Ps. 5,887,648 corresponding to the financial leasing recorded as “Loans” as of December 31, 2022 and 2021, respectively.

Additionally, during the year ended December 31, 2022, the Company received from SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., construction engineering services for Ps. 3,318,934 which are activated within the balance of advances to suppliers.

As of December 31, 2022 and 2021, tgs has a balance of Ps. 2,570,796 and Ps. 1,388,558 corresponding to Dollar linked notes issued by CT Barragán S.A. that accrue an annual rate of 4% over the exchange rate established in BCRA Communication “A” 3500 and that amortize the entire capital in June 2023, November 2024 and May 2025. The book value of the notes is disclosed within the caption “Financial assets at fair value through profit or loss”.

The detail of significant transactions with related parties for the years ended December 31, 2022, 2021 and 2020 is as follows:

Year ended December 31, 2022:

		Revenues		Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	-	162	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	1,471,413	3,583,230	3,972,829	5,826,231	3,067,198	-	-	-	-
Associates with significant influence:
Link	-	-	46,750	-	-	-	-	-	-
Other related companies:
SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.	-	-	7,203	-	-	-	-	-	-
Transener S.A.	-	-	417	-	-	-	-	-	-
CT Barragán S.A.	-	-	17,459	-	-	-	-	96,408	-
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	298,568	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	31,059
Total	1,769,981	3,583,230	4,044,658	5,826,231	3,067,198	-	162	96,408	31,059
(1) Corresponds to donations expenses.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Year ended December 31, 2021:

		Revenues		Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense	Interest gain / Gain / (loss) on fair value	Selling expenses (1)
Controlling shareholder:
CIESA	-	-	-	-	-	277	-	-	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	1,666,555	4,996,215	2,365,465	5,628,181	4,250,358	-	568,315	-	-
Associates with significant influence:
Link	-	-	-	-	-	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	51,542	-	54,102	-	-	-	-	-	-
Transener S.A.	-	-	701	-	-	-	-	-	-
CT Barragán S.A.	-	-	26,659	-	-	-	-	484,082	-
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	289,761	-	-	-	-	-	-	-	-
Fundación TGS	-	-	-	-	-	-	-	-	2,277
Total	2,007,858	4,996,215	2,446,927	5,628,181	4,250,358	277	568,315	484,082	2,277
(1) Corresponds to donations expenses.

Year ended December 31, 2020:

	Revenues			Costs			Financial results
Company	Natural Gas Transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interest expense
Controlling shareholder:
CIESA	-	-	-	-	-	411	-
Company which exercises joint control on the controlling shareholder:
Pampa Energía	2,473,548	3,087,152	1,807,202	470,636	4,205,901	-	712,528
Associates with significant influence:
Link	-	-	57,517	-	-	-	-
Other related companies:
Oleoductos del Valle S.A.	75,765	-	-	-	-	-	-
Transener S.A.	-	-	1,034	-	-	-	-
Petrolera Entre Lomas S.A.	7,277	-	26,268	-	-	-	-
Comercializadora e Inversora S.A. (previously Pampa Comercializadora S.A.)	331,583	-	-	-	-	-	-
Central Térmica Piedrabuena S.A.	5,131	-	-	-	-	-	-
Total	2,893,304	3,087,152	1,892,020	470,636	4,205,901	411	712,528

22.	CONTRACTUAL OBLIGATIONS

a)	Contractual Commitments

As of December 31, 2022, the Company had the following contractual commitments:

	Estimated maturity date
	Total	Due less than one year	As of 12/31/2023	From 01/01/2024 to 12/31/2024	From 01/01/2025 to 12/31/2025	From 01/01/2026 to 12/31/2026
Financial indebtedness (1)	109,769,494	-	7,848,106	10,351,813	91,569,575	-
Purchase obligations (2)	18,144,797	-	16,289,422	1,855,375	-	-
Financial Leases	4,901,101	133,549	1,325,156	1,325,334	1,325,334	791,728
Total	132,815,392	133,549	25,462,684	13,532,522	92,894,909	791,728

(1)	Corresponds to the cancellation of principal and interest of the financial indebtedness. For further information, see Note 13.
(2)	Corresponds to purchase of natural gas contracts for the processing of liquids.

The totality of the financial indebtedness of tgs and the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2022 (US$ 1.00 = Ps. 177.16). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

b)	Guarantees granted and goods for restricted availability

The Company has not granted any additional guarantees or goods of restricted availability other than those set out in the remaining notes.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

23.	ASSOCIATES AND JOINT ARRANGEMENTS

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links tgs’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of tgs’s pipeline system, to Punta Lara. tgs’s ownership interest in such company is 49%, while Pan American Sur S.A. holds a 20.40%, Shell Argentina S.A. a 25.50% and Wintershall Dea Argentina S.A. the remaining 5.10%.

On December 29, 2021, Link paid a cash dividend for Ps. 181,984.

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

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
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

The financial statements were authorized for issuance by the Board of Directors on April 25, 2023. There are no subsequent events between the closing date of year ended December 31, 2022, and the approval (issuance) of these consolidated financial statements, other than the ones already disclosed therein.

Natural gas transportation transitional tariff increase

On March 16, 2023, tgs’ Board of Directors approved the proposed addendum to the renegotiation transitory agreement (the “2023 transition agreement”) sent by ENARGAS. As of the date of issuance of these Financial Statements the 2023 transition agreement has not been ratified by the PEN.

The 2023 transition agreement has similar conditions to the 2022 Transition Agreement. The 2023 Transition Agreement includes:

-	A transitional tariff increase of 95% on the natural gas transportation tariff and the Access and Use Charge.

-
With prior authorization from the Ministry of Economy, tgs is allowed to distribute dividends and to directly or indirectly prepay financial and commercial debts contracted with shareholders. Previously prohibited by the 2022 Agreement.

TRANSPORTADORA DE GAS DEL SUR S.A.
Notes to the Consolidated Financial Statements as of December 31, 2022 and comparative information
(Stated in thousands of pesos as described in Note 3 and 4.d., unless otherwise stated)

Annual Ordinary Shareholders’ Meeting

Allocation of 2022’s net income and retained earnings

On April 19, 2023, the Annual Ordinary Shareholders’ Meeting (the “2023 Shareholders´ Meeting”) approved the increase in the legal reserve of Ps. 1,967 million and the allocation of Ps. 185,004 million to the reserve for capital expenditures, acquisition of treasury shares and/or dividends (the “Reserve”). The Board of Directors can release the Reserve to tgs’ shareholders for such purposes.

It is noteworthy that the above-mentioned decisions made by the 2023 Shareholders’ Meeting were taken considering current CNV regulations (Resolution No. 777/2018) which states retained earnings have to be adjusted by inflation using the rates as of the month before the meeting was held. In case of 2022 Shareholders’ Meeting, tgs used the inflation rate as of March 31, 2023.

2017 Program

The 2023 Shareholders´ Meeting approved the increase from US$ 1,200 million to US$ 2,000 million of the 2017 Program. As of the date of issuance of this Consolidated Financial Statements the Company is preparing all the documents to be filed to the CNV in order to obtain the above-mentioned authorization and the extension of the 2017 Program which expires on January 3, 2024.